Form 20-F
period 2000-12-31
VIVENDI UNIVERSAL
filed 2001-07-02
CIK 1127055

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                   FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM             TO

                         COMMISSION FILE NUMBER:

                                  VIVENDI UNIVERSAL
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                N/A                        42, AVENUE DE FRIEDLAND                 REPUBLIC OF FRANCE
    (TRANSLATION OF REGISTRANT'S             75380 PARIS CEDEX 08            (JURISDICTION OF INCORPORATION
         NAME INTO ENGLISH)                         FRANCE                          OR ORGANIZATION)
                                       (ADDRESS OF PRINCIPAL EXECUTIVE
                                                   OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                TITLE OF EACH CLASS:                       NAME OF EACH EXCHANGE ON WHICH REGISTERED:
                --------------------                       ------------------------------------------
AMERICAN DEPOSITARY SHARES (AS EVIDENCED BY AMERICAN               THE NEW YORK STOCK EXCHANGE
DEPOSITARY RECEIPTS), EACH REPRESENTING ONE ORDINARY
        SHARE, NOMINAL VALUE E5.50 PER SHARE

                  ORDINARY SHARES, PAR VALUE E5.50 PER SHARE*

   SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
                                   ACT: NONE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                OF THE ACT: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

American Depositary Shares..................................      122,321,258
Ordinary Shares, nominal value E5.50 per share..............    1,085,675,856

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [X]     No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ]     Item 18 [X]
------------------------
* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          PRESENTATION OF INFORMATION

     This Annual Report on Form 20-F (referred to herein as this "annual report" or this "document") has been filed with the United States Securities and Exchange Commission.

     "Vivendi Universal" refers to Vivendi Universal, S.A. (the "Company"), a company organized under the laws of France, and its direct and indirect subsidiaries. "Vivendi" refers to Vivendi, S.A., the predecessor company to Vivendi Universal. "Shares" refer to the Company's ordinary shares. The principal trading market for the ordinary shares of Vivendi Universal is EuroNext Paris S.A. (the "Paris Bourse"). "ADS" or "ADR" refers to the Company's American Depositary Shares or Receipts, each of which represents the right to receive one Vivendi Universal ordinary share, which are listed on the New York Stock Exchange.

     This annual report includes Vivendi Universal's consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 and as at December 31, 2000 and 1999. Vivendi Universal's consolidated financial statements, including the notes thereto, are included in "Item 18 -- Financial Statements" and have been prepared in accordance with generally accepted accounting principles in France, which we refer to in this annual report as "French GAAP". Unless notes otherwise, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French Law and in European regulations, and differs significantly from generally accepted accounting principles in the United States, which we refer to in this annual report as "U.S. GAAP". See Note 16 to the consolidated financial statements for a description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of net income and shareholders' equity from French GAAP to U.S. GAAP and condensed consolidated U.S. GAAP balance sheets and statements of income.

     Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

                              CURRENCY TRANSLATION

     Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. The following 12 member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg. The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro ("Euro", "euro" or E) was fixed on December 31, 1998 at E1.00 = FF 6.55957, and we have translated French francs into euros at that rate.

     Share capital in the Company is represented by ordinary shares with a nominal value of E5.50 per share. Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.

     We publish our consolidated financial statements in Euro. Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as "U.S. dollars" or "U.S.$" or "$" or "dollars". For historical exchange rate information, refer to "Item 3 -- Key Information -- Exchange Rate Information". For a discussion of the impact of foreign currency fluctuations on Vivendi Universal's financial condition and results of operations, see "Item 5 -- Operating and Financial Review and Prospects".

                           FORWARD-LOOKING STATEMENTS

     We make some forward-looking statements in this document. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. All statements that express forecasts, expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects and anticipated cost savings or synergies are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from our forward-looking statements as a result of certain risks and uncertainties, many of which are outside of our control, including but not limited to:

     - Changes in global and localized economic and political conditions, which may affect purchases of our consumer products, the performance of our filmed entertainment operations and attendance and spending at our theme parks;

     - Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect our access to, or increase the cost of financing for our operations and investments;

     - Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact our market share, increase expenses and hinder our growth potential;

     - Changes in consumer preferences and tastes, which may affect all our business segments;

     - Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at our theme parks in California, Florida, Japan and Spain;

     - Legal and regulatory developments, including changes in accounting standards, taxation requirements and environmental laws;

     - Technological developments that may affect the distribution of our products or create new risks to our ability to protect our intellectual property rights; and

     - The uncertainties of litigation and other risks and uncertainties detailed from time to time in our regulatory filings.

     We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business, including the disclosures made in "Item 4 -- Information on the Company -- Risk Factors," page 5, "Item 5 -- Operating and Financial Review and Prospects," page 52, and "Item 11 -- Quantitative and Qualitative Disclosures About Market Risk," page 105. Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

                                EXPLANATORY NOTE

     Unless otherwise indicated, all references to our competitive positions made in this document are in terms of revenue generated.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     Vivendi Universal is a corporation organized under the laws of France. Many of Vivendi Universal's directors and officers are citizens or residents of countries other than the United States. Substantial portions of Vivendi Universal's assets are located outside the United States. Accordingly, it may be difficult for investors:

     - to obtain jurisdiction over Vivendi Universal or their directors or officers in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

     - to enforce against Vivendi Universal or their directors or officers judgments obtained in such actions;

     - to obtain judgments against Vivendi Universal or their directors or officers in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

     - to enforce against Vivendi Universal or their directors or officers in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

     Actions brought in France for enforcement of judgments of U.S. courts rendered against French persons, including directors and officers of Vivendi Universal, would require those persons to waive their right to be sued in France under Article 15 of the French Civil Code. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions.

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......    1
Item 2.   Offer Statistics and Expected Timetable.....................    1
Item 3.   Key Information.............................................    1
Item 4.   Information on the Company..................................    9
Item 5.   Operating and Financial Review and Prospects................   52
Item 6.   Directors, Senior Management and Employees..................   74
Item 7.   Major Shareholders and Related Party Transactions...........   83
Item 8.   Financial Information.......................................   85
Item 9.   The Offer and Listing.......................................   90
Item 10.  Additional Information......................................   91
Item 11.  Quantitative and Qualitative Disclosures About Market         105
          Risk........................................................
Item 12.  Description of Securities Other Than Equity Securities......  105

                                  PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............  106
Item 14.  Material Modifications to the Rights of Security Holders....  106
Item 15.  [Reserved]..................................................  106
Item 16.  [Reserved]..................................................  106

                                  PART III

Item 17.  Financial Statements........................................  106
Item 18.  Financial Statements........................................  F-1
Item 19.  Exhibits....................................................  106

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3:  KEY INFORMATION

SELECTED FINANCIAL DATA

     The selected consolidated financial data for each of the years in the three-year period ended December 31, 2000 has been derived from our consolidated financial statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1997 have been derived from our consolidated financial statements not included in this annual report. You should read this section together with the section entitled "Operating and Financial Review and Prospects" and our consolidated financial statements included in this annual report.

     Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between French GAAP and U.S. GAAP, as they relate to us, are described in Note 16 to our consolidated financial statements. For a discussion of significant transactions and accounting changes that affect the comparability of our consolidated financial statements and the financial data presented below, refer to "Operating and Financial Review and Prospects" and the notes to our consolidated financial statements.

     Our consolidated financial statements and the selected financial data presented below are reported in euros. For periods presented prior to January 1, 1999, our financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate of E1.00 = FF6.55957, applicable since December 31, 1998 (see Note 2 to our consolidated financial statements).

                                                           YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                         2000      1999(1)      1999       1998       1997       1996
                                       ---------   --------   --------   --------   --------   --------
                                                 MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS
INCOME STATEMENT
AMOUNTS IN ACCORDANCE WITH FRENCH
  GAAP
  Revenue............................   41,797.6   40,854.5   41,622.5   31,737.1   25,476.6   25,293.4
  Revenue outside France.............   20,625.1   17,243.7   17,829.3   10,313.0    8,504.8    7,793.0
  Operating income...................    2,571.4    1,835.5    2,280.5    1,331.4      595.5      546.4
  Exceptional items, net.............    2,946.8     (845.8)    (837.8)     249.3      878.6      139.8
  Goodwill amortization..............      634.2      606.4      612.0      209.5      374.7      146.8
  Minority interest..................      624.9     (159.4)       5.3      212.2     (115.1)     (56.4)
  Net income.........................    2,299.0    1,434.6    1,431.4    1,120.8      822.0      297.7
  Basic earnings per share...........        3.6        2.7        2.7        2.5        2.1        0.8
  Dividends per share................        1.0        1.0        1.0        0.9        0.8        0.6
  Average shares outstanding
     (millions)......................      633.8      530.5      530.5      456.6      393.6      368.4
  Shares outstanding at year end
     (millions)......................    1,080.8      595.6      595.6      478.4      402.1      367.8

                                                           YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                         2000      1999(1)      1999       1998       1997       1996
                                       ---------   --------   --------   --------   --------   --------
                                                 MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
  Revenue............................   34,275.8   36,542.9   36,542.9         --         --         --
  Operating income...................    1,178.2     (677.0)    (677.0)        --         --         --
  Net income.........................    1,907.8      246.1      246.1      565.2         --         --
  Basic earnings per share...........       3.24       0.48       0.48       1.29         --         --
  Diluted earnings per share.........       3.03       0.47       0.47       1.25         --         --
FINANCIAL POSITION
AMOUNTS IN ACCORDANCE WITH FRENCH
  GAAP

  Shareholders' equity...............   56,675.1   10,776.5   10,892.2    7,840.2    6,846.7    5,134.7
  Minority interest..................    9,787.4    3,754.5    4,052.4    2,423.0    1,742.3      825.9
  Net financial debt(2)..............   25,514.1   22,832.7   22,832.7    6,502.2    4,177.0    6,874.6
  Total assets.......................  150,737.9   84,613.7   82,777.0   48,982.4   39,365.2   36,624.9
  Total long-term assets.............  112,579.3   47,915.4   45,340.9   26,072.6   20,810.4   19,098.4
AMOUNTS IN ACCORDANCE WITH U.S. GAAP

  Shareholders' equity...............   64,729.4   16,954.5   16,954.5   10,265.4         --         --
  Total assets.......................  151,818.0   74,497.0   74,497.0         --         --         --
CASH FLOW DATA
  Net cash provided by operating
     activities......................    2,514.2      771.6    1,409.4    2,897.9    1,601.1    2,502.0
  Net cash used for investing
     activities......................    1,480.5   12,918.3   13,556.2    2,925.9    3,106.4         --
  Net cash (used for) provided by
     financing activities............     (631.3)  13,745.8   13,745.8      222.6    1,664.4         --
  Capital expenditures...............    5,799.8    6,153.7    6,791.5    4,478.2    2,713.3    2,134.4
OTHER DATA
  EBITDA(3)..........................    5,980.9    4,300.6    5,235.0    3,453.0    2,144.2    2,003.8

---------------
(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

(2) Net financial debt is defined as the sum of long-term debt, subordinated debt, bank overdrafts and other short-term borrowings after deduction of short-term loans, cash, cash equivalents and marketable securities and long-term loans. Long-term loans are included under the caption "Portfolio investments held as fixed assets (others)." Long-term loans amounted to E1,502.2 million in 2000, E1,273.6 million in 1999 and E1,960.3 million in 1998.

(3) EBITDA is defined as operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

RECONCILIATION OF EBITDA TO NET INCOME

                                                              YEARS ENDED DECEMBER 31,
                                                    --------------------------------------------
                                                      2000      1999(1)       1999        1998
                                                    --------    --------    --------    --------
                                                                 MILLIONS OF EUROS
EBITDA
  Music...........................................      94.2          --          --          --
  Publishing......................................     493.4       410.7       417.0       355.0
  TV & Film.......................................     526.0        84.8        86.0        13.0
  Telecoms........................................   1,303.3       493.7     1,372.0       674.0
  Internet........................................    (183.7)      (34.3)      (51.0)       (4.0)
                                                    --------    --------    --------    --------
                                                     2,233.2       954.9     1,824.0     1,038.0
  Holding and Corporate...........................    (137.0)      (75.9)      (75.5)      (43.0)
                                                    --------    --------    --------    --------
     Media & Communications.......................   2,096.2       879.0     1,748.5       995.0
  Environmental Services..........................   3,544.3     2,723.6     2,781.0     1,929.0
  Non-core businesses.............................     340.4       698.0       705.5       529.0
                                                    --------    --------    --------    --------
  Total Vivendi Universal.........................   5,980.9     4,300.6     5,235.0     3,453.0
Depreciation and amortization.....................  (3,131.3)   (2,186.3)   (2,678.3)   (1,831.7)
Expenses of replacement and repair of
  installation....................................    (278.2)     (278.8)     (276.2)     (289.9)
                                                    --------    --------    --------    --------
Operating income..................................   2,571.4     1,835.5     2,280.5     1,331.4
Net financial (expense) income....................    (632.9)      (87.1)     (220.1)        9.3
Exceptional items, net............................   2,946.8      (845.8)     (837.8)      249.3
Income taxes and deferred tax.....................  (1,020.9)      946.1       793.2       (90.0)
Goodwill amortization.............................    (634.2)     (606.4)     (612.0)     (209.5)
Equity in net income of affiliates................    (306.3)       32.9        32.9        42.5
Minority interest.................................    (624.9)      159.4        (5.3)     (212.2)
                                                    --------    --------    --------    --------
Net income........................................   2,299.0     1,434.6     1,431.4     1,120.8

---------------
(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

EXCHANGE RATE INFORMATION

     The following table shows the French franc/U.S. dollar exchange rate for 1996 through 1998 based on the noon buying rate expressed in French francs per $1.00, and the U.S. dollar/euro exchange rate for 1999, 2000 and 2001 based on the noon buying rate expressed in dollars per euro. The "noon buying rate" is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. For information regarding the effect of currency fluctuations on our results of operations, see "Item 5 -- Operating and Financial Review and Prospects."

                                                              PERIOD    AVERAGE
YEAR                                                           END       RATE*     HIGH    LOW
----                                                          ------    -------    ----    ----
U.S. DOLLAR/EURO
May 2001....................................................   0.85      0.89      0.89    0.85
April 2001..................................................   0.89      0.90      0.90    0.88
March 2001..................................................   0.88      0.91      0.93    0.88
February 2001...............................................   0.92      0.92      0.94    0.90
January 2001................................................   0.94      0.94      0.96    0.91
December 2000...............................................   0.94      0.90      0.94    0.87
2000........................................................   0.94      0.92      1.03    0.83
1999........................................................   1.00      1.06      1.17    1.00
FRENCH FRANC/U.S. DOLLAR
1998........................................................   5.59      5.90      6.21    5.38
1997........................................................   6.02      5.85      6.35    5.19
1996........................................................   5.19      5.12      5.29    4.90

---------------
* For yearly figures, the average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the year.

DIVIDENDS

     The table below sets forth the total dividends paid per Vivendi ordinary share and Vivendi American Depositary Share ("ADS") in 1996 to 1999 and per Vivendi Universal ordinary share and Vivendi Universal ADS in 2000. The amounts shown exclude the avoir fiscal, a French tax credit described under "Item 10 -- Additional Information -- Taxation." Vivendi historically paid annual dividends in respect of its prior fiscal year. We have rounded dividend amounts to the nearest cent.

                                                       DIVIDEND PER ORDINARY SHARE    DIVIDEND PER ADS
                                                       ---------------------------    ----------------
                                                              E       (1)                 $     (2)
1996*................................................       0.61                         0.14
1997*................................................       0.76                         0.17
1998*................................................       0.92                         0.17
1999.................................................       1.00                         0.22
2000**...............................................       1.00                         0.89

---------------
*  Restated for a 3 for 1 stock split which occurred on May 11, 1999.

** Prior to December 8, 2000, the date of the completion of the Vivendi/Seagram/Canal Plus merger transactions (described below under "Item 4 -- Information on the Company -- History and Development of the Company"), each Vivendi ADS represented one-fifth of a Vivendi ordinary share, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share.

(1) Until 1999 (i.e., until the dividend for the year ended December 31, 1998), Vivendi paid dividends in French francs. Amounts in French francs have been translated at the official fixed exchange rate of E1.00 = FF6.55957.

(2) Translated solely for convenience into dollars at the noon buying rates on the respective dividend payments date, or on the following business day if such date was not a business day in the United States. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to dollars for the purpose of making payments to holders of ADSs.

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document.

WE MAY SUFFER REDUCED PROFITS OR LOSSES AS A RESULT OF INTENSE COMPETITION.

     Most of the industries in which we operate are highly competitive and require substantial human and capital resources. Many other companies serve each of the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share. Our competitors also may introduce new technologies or services or improve the quality of their services. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

     In addition, content and integration of content with communications access are increasingly important parts of the communications business and are key elements of our strategy. In accordance with that strategy, our communications business relies on some important third-party content. There is no assurance that the desired rights to content will be available on commercially reasonable terms, and as the communications business becomes more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have an adverse effect on our business and financial performance.

WE MAY NOT BE ABLE TO RETAIN OR OBTAIN REQUIRED LICENSES, PERMITS, APPROVALS AND CONSENTS.

     We need to maintain, renew or obtain a variety of permits and approvals from regulatory authorities to conduct and expand each of our businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost for renewing or obtaining permits and approvals may be prohibitive. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner, in particular, licenses to provide telecommunications services, our ability to achieve our strategic objectives could be impaired. The regulatory environment in which our businesses operate is complex and subject to change, and adverse changes in that environment could impose costs on us and/or limit our revenue.

DEMAND FOR OUR INTEGRATED COMMUNICATIONS AND ENVIRONMENTAL MANAGEMENT SERVICES MAY BE LESS THAN WE EXPECT.

     We believe that important factors driving our growth in the next several years will be increased demand for (i) integrated communications and content services that are accessible through a variety of communications devices and
(ii) large-scale, integrated environmental management services. Although we expect markets for both types of services to develop rapidly, our expectations may not be realized. If either market does not grow or does not grow as quickly as we expect, our profitability and the return we earn on many of our investments may suffer.

THE INTEGRATION OF CANAL PLUS S.A. AND THE SEAGRAM COMPANY LTD.'S TRANSFERRED BUSINESSES INTO VIVENDI UNIVERSAL MAY BE DIFFICULT AND EXPENSIVE TO ACHIEVE AND MAY NOT RESULT IN THE BENEFITS CURRENTLY ANTICIPATED.

     We may not be able to integrate successfully or manage profitably the operations acquired in the merger transactions between Vivendi, S.A., Canal Plus S.A. and The Seagram Company Ltd. We may not achieve the revenue or profitability increases or cost savings currently anticipated to arise from the merger transactions. The merger transactions, while expected to be accretive to earnings in future periods, may fail to be accretive or may become accretive later than expected. To realize the anticipated benefits of the merger transactions, our management must implement a business plan that will effectively combine operations that are diverse geographically and in terms of the products and services they offer, as well as in management, compensation and business culture. If our management is not able to implement a business plan that effectively integrates its acquired operations, the anticipated benefits of the merger transactions may not be realized.

WE MAY HAVE DIFFICULTY ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS.

     The decreasing cost of electronic equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. A substantial portion of our revenue comes from the sale of audio and audiovisual products that are potentially subject to unauthorized copying. Similarly, advances in Internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. Intellectual property rights to information that is potentially subject to widespread, uncompensated dissemination on the Internet represents a substantial portion of our market value. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor, or if we fail to develop effective means of protecting our intellectual property or entertainment-related products and services, our results of operations and financial position may suffer.

WE MAY NOT BE ABLE TO MEET ANTICIPATED CAPITAL REQUIREMENTS FOR CERTAIN TRANSACTIONS.

     We routinely engage in projects that may require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and the cost of capital depends on numerous factors, including general economic and capital market conditions, availability of credit from banks and other financial institutions, investor confidence in our businesses, success of current projects, perceived quality of new projects and tax and securities laws that are conducive to raising capital. In addition, our future operations are expected to be financed in part by a portion of the proceeds we expect to receive from the sale of the Spirits and Wine business (described below under "Item 5 -- Operating and Financial Review and
Prospects -- Significant Transactions"). While we and certain of our subsidiaries have entered into a contract for the sale of the Spirits and Wine business, that contract is subject to customary closing conditions, including receipt of regulatory approvals. If the conditions for the sale of the Spirits and Wine business are not satisfied, we may need to pursue alternative transactions and may have to seek alternative forms of financing. We may forego attractive business opportunities and lose market share if we cannot secure financing on satisfactory terms.

OUR CONTENT ASSETS IN TV, MOTION PICTURES AND MUSIC MAY NOT BE COMMERCIALLY SUCCESSFUL.

     We expect a significant amount of our revenue to come from the production and distribution of content offerings such as feature films, television series and audio recordings. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a film, television series or audio recording depends on the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Because we expect the popularity of our content offerings to be a significant factor driving the growth of our communications services, its failure to produce films, television series and audio recordings with broad consumer appeal could materially harm our business and prospects for growth.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING NEW TECHNOLOGIES OR INTRODUCING NEW PRODUCTS AND SERVICES.

     Many of the industries in which we operate are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and we may not succeed in developing marketable technologies. Furthermore, we may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render our existing products obsolete, forcing us to write off investments made in those products and services and to make substantial new investments.

CURRENCY EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY AFFECT OUR FINANCIAL RESULTS, THE MARKET VALUE OF OUR ADSS AND THE VALUE OF DIVIDENDS RECEIVED BY HOLDERS OF OUR ADSS.

     We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Because our financial statements are presented in euros, we must translate our assets, liabilities, revenue, income and expenses in currencies other than the euro into euros at then-applicable exchange rates when we prepare our financial statements. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro may result in a decline in the reported value, in euros, of our interests held in other currencies. To the extent this has a negative effect on our financial condition as presented in our financial statements, it could cause the price of our shares to decline. In addition, dividends to holders of our ADSs, will be converted from euros to U.S. dollars prior to payment. As a result, changes in currency exchange rates could affect the value of dividends holders of our ADSs receive.

OUR BUSINESS OPERATIONS IN SOME COUNTRIES MAY BE SUBJECT TO ADDITIONAL RISKS.

     We conduct business in markets around the world. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, nationalization of businesses, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, financing may not be available in countries with less than investment grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

THE MARKET PLACE OF OUR ORDINARY SHARES AND OUR ADSS MAY BE SUBJECT TO THE VOLATILITY GENERALLY ASSOCIATED WITH INTERNET AND TECHNOLOGY COMPANY SHARES.

     The market for shares of Internet and technology companies has, over the past year, experienced extreme price and volume volatility that has often been unrelated or disproportionate to the operating performance of those companies. Because our value is based in part on our Internet and other high technology operations, the price of our ordinary shares and ADSs may be subject to similar volatility.

PROVISIONS IN MANY OF THE ENVIRONMENTAL CONTRACTS OF OUR SUBSIDIARY, VIVENDI ENVIRONNEMENT, MAY CREATE SIGNIFICANT RESTRICTIONS OR OBLIGATIONS ON ITS BUSINESS.

     Contracts with governmental authorities make up a significant percentage of the revenue of our 63% effectively owned subsidiary, Vivendi Environnement. Vivendi Environnement is subject to various statutes and regulations that apply to companies that contract with governmental authorities that differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the governmental authority to modify or terminate the contract unilaterally in certain circumstances. Although Vivendi Environnement is generally entitled to full indemnification in the event of a unilateral modification or termination of a contract by a governmental authority, such modifications or terminations could reduce its revenue and profits if full indemnification is not available.

WE MAY INCUR ENVIRONMENTAL LIABILITY IN CONNECTION WITH PAST, PRESENT AND FUTURE OPERATIONS.

     Each of our businesses, primarily in the case of Vivendi Environnement, is subject to extensive and increasingly stringent environmental laws and regulations. In some circumstances, we could be required to pay fines or damages under these environmental laws and regulations even if we exercise due care in conducting our operations, we comply with all applicable laws and regulations, and the quantity of pollutant is very small.

     In addition, courts or regulatory authorities may require us to undertake investigatory and/or remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. We could also become subject to claims for personal injury or property damage. Being required to take these actions or to pay environmental damages could substantially impair our business or affect our ability to obtain new business.

SOME PROVISIONS OF OUR STATUTS COULD HAVE ANTI-TAKEOVER EFFECTS.

     Our statuts (i.e., our organizational documents) contain provisions that are intended to impede the accumulation of our shares by third parties seeking to gain a measure of control of the Company. For example, in the case where a quorum of less than 60% is present at a shareholders' meeting, our statuts adjust the rights of each shareholder that owns in excess of 2% of our total voting power through the application of a formula pursuant to which the voting power of each such shareholder will be equal to that which it would possess if 100% of our shareholders were present or represented at the shareholders' meeting at which the vote takes place. In addition, our statuts provide that any person or group that fails to notify us within 15 days of acquiring or disposing of at least 0.5% or any multiple of 0.5% of our shares may be deprived of voting rights for those shares in excess of the unreported fraction.

PRE-EMPTIVE RIGHTS MAY NOT BE AVAILABLE FOR U.S. PERSONS.

     Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our shares may not be able to exercise pre-emptive rights for our shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our shares will be unable to exercise their pre-emptive rights.

THE ABILITY OF HOLDERS OF OUR ADSS TO INFLUENCE THE GOVERNANCE OF OUR COMPANY MAY BE LIMITED.

     Holders of our ADSs may not have the same ability to influence corporate governance with respect to our company as shareholders in some U.S. companies would. For example, the depositary may not receive voting materials in time to ensure that holders of our ADSs can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the depositary agreement.

WE ARE EXEMPT FROM CERTAIN REQUIREMENTS UNDER THE EXCHANGE ACT.

     As a "foreign private issuer" for the purposes of the U.S. federal securities laws, we are exempt from rules under the Exchange Act, that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sale of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning our Company publicly available than there is for those U.S. companies.

JUDGMENTS OF U.S. COURTS MAY NOT BE ENFORCEABLE AGAINST VIVENDI UNIVERSAL.

     Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts. As a result, shareholders who obtain a judgment against Vivendi Universal in the United States may not be able to require it to pay the amount of the judgment. See "Enforceability of Civil Liabilities Against Foreign Persons", page ii.

ITEM 4:  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     The legal and commercial name of our company is Vivendi Universal, S.A. Vivendi Universal is a societe anonyme, a form of limited liability company, incorporated on December 11, 1987 pursuant to the French commercial code for a term of 99 years. Our registered office is located at 42, avenue de Friedland, 75380 Paris Cedex 08, France, and the phone number of that office is 01 71 71 1000. Our agent in the United States is Vivendi Universal U.S. Holding Co. located at 800 Third Avenue, 7th Floor, New York, New York 10022, Attention:
President.

     Vivendi Universal is the surviving entity of the merger transactions among Vivendi, S.A. ("Vivendi"), The Seagram Company Ltd. ("Seagram") and Canal Plus S.A. ("Canal Plus") which were completed on December 8, 2000 (the "Merger Transactions").

     The Merger Transactions included the following:

     - The merger of Vivendi into its wholly owned subsidiary Vivendi Universal. Prior to the Merger Transactions, Vivendi Universal functioned as a non-operating holding company;

     - Vivendi Universal's acquisition of all of the businesses of Canal Plus not subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster. Accordingly, Canal Plus's French premium pay television channel was retained by Canal Plus Public Canal Plus shareholders retained their 51% interest in Canal Plus and Vivendi Universal now holds the remaining 49%. The businesses that Vivendi Universal acquired from Canal Plus are now operated collectively as Groupe Canal S.A. ("CANAL+"); and

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law.

VIVENDI, S.A.

     Prior to the Merger Transactions, Vivendi was one of Europe's largest companies. In May 1998, Vivendi's shareholders approved its name change from Compagnie Generale des Eaux to "Vivendi" to reflect the expansion of its core businesses in communications and environmental management services as well as the increasingly international scope of its business. At that time, Vivendi renamed its major water subsidiary Compagnie Generale des Eaux. In 1999, Vivendi contributed or sold its direct and indirect interests in Compagnie Generale des Eaux, Connex, Onyx, FCC, Dalkia and United States Filter Corporation ("US Filter") to Vivendi Environnement. These transactions, along with the consolidation of all of its water businesses into Vivendi Water, were designed to focus each of its environmental operations on the goal of maintaining its position as the world's leading provider of environmental management services. In July 2000 Vivendi issued approximately 37% of the share capital of Vivendi Environnement in a public offering in Europe and a private placement in the United States.

     At the time of the Merger Transactions, Vivendi's businesses were focused primarily on two core areas: communications and environmental management services. Its communications business operated a number of leading and integrated businesses in the telecommunications, multimedia and publishing, pay television and Internet industries. Its environment business, operated primarily through its subsidiary Vivendi Environnement, included world-class water, waste management, transportation and energy services operations. Each of these businesses now forms part of Vivendi Universal.

THE SEAGRAM COMPANY LTD.

     Prior to the Merger Transactions, Seagram operated in four business segments:

     - Music, through Universal Music Group, the world's largest recorded music company, which developed, acquired, produced, marketed and distributed recorded music globally, produced, sold and distributed music videos globally, and engaged in music publishing;

     - Filmed Entertainment, primarily through Universal Pictures, produced and distributed motion picture, television and home video productions worldwide, owned and operated a number of international television channels, and licensed merchandising and filmed property rights;

     - Recreation and Other, which owned and operated theme parks, entertainment complexes and specialty retail stores in the U.S. and elsewhere; and

     - Spirits and Wine, which produced, marketed and distributed distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories worldwide. We have entered into an agreement to sell the Spirits and Wine business.

Each of these businesses now forms a part of Vivendi Universal.

CANAL PLUS S.A.

     Prior to the Merger Transactions, Canal Plus was Europe's leading pay television company with approximately 14 million subscribers in 11 countries at the end of 1999. Forty percent of Canal Plus's subscribers were enrolled in digital television services at the end of 1999. Canal Plus also produced more than 25 theme channels for cable and satellite television distribution in 14 countries and was a European leader in film and television production, distribution and rights management, with Europe's second largest film rights library based on number of titles. In addition, Canal Plus was Europe's leading supplier of software technologies that enabled network operators to deliver secure interactive services over digital television networks. Each of these businesses now forms a part of Vivendi Universal.

     As a result of the Merger Transactions, we are one of the world's leading media and communications companies, with assets that include the world's largest recorded music company, one of the largest motion picture studios and film libraries in the world and leading businesses in the global telecommunications, television, theme park, publishing and Internet industries. We believe that we will become a fully integrated global media and communications company capable of providing a diverse array of entertainment and information over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

     See "Item 3 -- Key Information -- Our Services" for a complete description of our businesses.

CERTAIN DEVELOPMENTS IN 2000

     In 2000, our total capital expenditures were E5.8 billion, primarily in connection with our Telecoms (E1.1 billion), TV & Film (E0.8 billion) and Environmental Services (E2.6 billion) businesses.

     Total proceeds from the sale of assets in the year were E2.8 billion, principally related to the sale by Sithe Energy, Inc. (Sithe) of the assets previously purchased from G.P.U. (E2.3 billion).

     Acquisitions of investments in the year were E32.5 billion, principally related to the merger of Vivendi, Seagram and CANAL+ (non-cash transaction of E29.5 billion). Our cash investments in other Media and Communication businesses were E1.9 billion and international expansion in our Environmental Services businesses represented E0.7 billion.

     Total dispositions of investments in the year were E4.1 billion. In our Media and Communications businesses, these primarily related to the sale of part of our interest in Canal Satellite and MultiThematiques to Lagardere (E1.0 billion). Dispositions of other investments principally relate to the sale of certain operations of Dalkia (E0.8 billion), Kinetics (E0.6 billion), Vinci (E0.6 billion) and Sithe (E0.4 billion).

     No third parties have made public takeover offers with respect to the Company since we began operations, and we have not made any public takeover offers with respect to other companies, except as described under "Item 3 -- Key Information -- Our Services -- Recent Developments". For important events occurring since January 1, 2001, see "Item 5 -- Operating and Financial Review and Prospects -- Other Matters and Recent Developments", and the "Recent Development" sections of the description of our businesses contained in "Item
3 -- Key Information -- Our Services" below.

OTHER ACQUISITIONS AND DIVESTITURES

  ACQUISITIONS

     Over the 1998-99 period, we supplemented the growth in our Media and Communications businesses and our Environmental Services businesses by entering into joint ventures and acquisitions that significantly expanded our assets. The following is a summary of some of the material acquisitions and dispositions during the 1998-99 period in each of our core businesses.

  Media and Communications

     We completed the acquisition of Havas S.A. effective January 1, 1998, having acquired 29.3% of Havas, now known as Vivendi Publishing, in February 1997. In 1998 and 1999, we significantly expanded Havas' international presence through a number of acquisitions, including (i) Cendant Software, the world's second leading developer of educational and games computer software, for E678 million, (ii) Anaya, a Spanish publishing firm, for E199.7 million, and (iii) Medi-Media, a company specializing in the publication of medical information, for E237 million.

     Cegetel (defined below) acquired a 49.9% ownership interest in Telecom Developpement through investments made in July 1997 and December 1998 totaling E518.2 million.

     In September 1999, we purchased an additional 15% interest in CANAL+ for E1,374 million (bringing the total at the time to 49%), and acquired a 24.4% equity interest in BSkyB, the leading pay-television company in the United Kingdom and Ireland, for E1,258.8 million.

     In December 1999, we purchased a 49% interest in a company that controls the leading Polish mobile telephony operator and the Polish cable operator Bresnam for E1,198.8 million.

  Environmental Services

     In October 1998, we acquired a 49% interest in the holding company that owns 56.5% of Fomento De Constructiones y Contratas ("FCC") for E794.2 million.

     In March 1999, we purchased E103.5 million of hazardous waste-related assets from Waste Management, Inc.

     In April 1999, we acquired US Filter, the world's leading manufacturer of water equipment and water treatment systems, for E5,801 million.

     In June 1999, we acquired a controlling stake in Superior Services, a U.S. waste management company, for E932.2 million.

  DIVESTITURES

     In an effort to focus Havas on its multimedia and publishing operations, during 1998 and 1999 we sold: (i) Havas' yellow pages businesses to France Telecom for E411 million, (ii) Information et Publicite, an advertising management agency, to Compagnie Luxembourgeoise de Telediffusion for E207 million, (iii) Havas Voyages, a travel agency, to American Express Voyages, for E167 million, (iv) Havas' billboard advertising operations to the Decaux group for E877 million and (v) 9% of Havas Advertising to a group of investors for E198.4 million.

     In June 1998, we sold 24.6% of Electrafina, a holding company with investments in Suez Lyonnaise des Eaux, Audiofina and a number of international oil operations, to Groupe Bruxelles Lambert for E1.1 billion.

     In late 1999, we sold our interest in Audiofina to Groupe Bruxelles Lambert for E704.1 million.

     In 1999, we disposed of a substantial number of non-core real estate assets, including E1.2 billion of real estate assets to Unibail, Accor, Blackstone and Colony.

BUSINESS OVERVIEW

GENERAL

     We operate in two global core businesses: Media and Communications, and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing, and TV & Film, which constitute our content business, and Telecoms and Internet, our access businesses. The Music business produces, markets and distributes recorded music throughout the world in all major genres, manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The Publishing business provides content across multiple platforms including print, multimedia, on the wired Internet, and to PDAs (Personal Data Appliances) via WAP (Wireless Application Protocol) technology. The Publishing business provides content in five markets: Games, Education, Literature, Health and Information. The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay television channels, engages in the licensing of merchandising and film property rights, and operates theme parks and retail stores around the world. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access, and data services and transmission, principally in Europe. The Internet business manages strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet through a variety of devices, including mobile phones, PDAs, interactive TV and computers. Vivendi Environnement, a 63% effectively owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services (excluding the sale, production and trading of electricity), and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

SEGMENT DATA

     The contribution of our business segments to our consolidated revenue for 1998, 1999 and 2000, in each case after the elimination of intersegment transactions, follows:

                                                                                       TOTAL MEDIA &
                                MUSIC   PUBLISHING   TV & FILM   TELECOMS   INTERNET   COMMUNICATIONS
                                -----   ----------   ---------   --------   --------   --------------
                                                       (IN MILLIONS OF EUROS)
REVENUE
DECEMBER 31, 2000.............  494.6    3,539.8      4,248.3    5,270.1      47.8        13,600.6
DECEMBER 31, 1999.............     --    3,316.9      1,151.8    4,102.2       2.0         8,572.9
DECEMBER 31, 1998.............     --    2,876.3        200.6    2,875.2        --         5,952.1

                                                             TOTAL
                                ENVIRONMENTAL     NON-      VIVENDI
                                  SERVICES        CORE     UNIVERSAL
                                -------------   --------   ---------
                                       (IN MILLIONS OF EUROS)
REVENUE
DECEMBER 31, 2000.............    26,512.0       1,685.0   41,797.6
DECEMBER 31, 1999.............    22,428.2      10,621.4   41,622.5
DECEMBER 31, 1998.............    16,047.2       9,737.8   31,737.1

GEOGRAPHIC DATA

     The contribution of selected geographic markets to our consolidated revenue for 1998, 1999 and 2000, follows:

                                                               AT DECEMBER 31,
                                                       --------------------------------
                                                         2000        1999        1998
                                                       --------    --------    --------
                                                             (MILLIONS OF EUROS)
France...............................................  21,173.8    23,785.2    21,424.0
United Kingdom.......................................   2,969.1     3,465.0     2,947.4
Rest of Europe.......................................   7,420.9     7,369.7     4,793.3
United States of America.............................   7,009.1     5,014.1     1,267.8
Rest of the World....................................   3,224.7     1,988.5     1,304.6
                                                       --------    --------    --------
Total................................................  41,797.6    41,622.5    31,737.1
                                                       ========    ========    ========

SEGMENT AND GEOGRAPHIC DATA FOR 2000

     The contribution of selected geographic markets to the revenue of our business segments and to our consolidated revenue for 2000, in each case after the elimination of intersegment transactions follows:

                                                                               TOTAL MEDIA
                                                                                    &                                     TOTAL
                                                                               COMMUNICA-    ENVIRONMENTAL               VIVENDI
                        MUSIC   PUBLISHING   TV & FILM   TELECOMS   INTERNET      TIONS        SERVICES      NON-CORE   UNIVERSAL
                        -----   ----------   ---------   --------   --------   -----------   -------------   --------   ---------
                                                                   (MILLIONS OF EUROS)
Europe................  228.6    2,575.3      3,896.0    5,263.0      30.5      11,993.4       19,311.1         259.3   31,563.8
  of which France.....   67.3    1,918.9      2,724.4    5,106.1      29.4       9,846.1       11,111.9         215.8   21,173.8
Americas..............  196.5      862.6        232.5        0.0      17.3       1,308.9        5,953.6       1,214.5    8,477.0
Rest of the World.....   69.5      101.9        119.8        7.1       0.0         298.3        1,247.3         211.2    1,756.8
                        -----    -------      -------    -------      ----      --------       --------      --------   --------
Total.................  494.6    3,539.8      4,248.3    5,270.1      47.8      13,600.6       26,512.0       1,685.0   41,797.6
                        =====    =======      =======    =======      ====      ========       ========      ========   ========

STRATEGY

     Vivendi Universal's overall goal is to take advantage of the strong internal and external growth opportunities available in the areas of its core operations -- Media and Communications, and Environmental Services. We intend to capitalize on our strengths in communications by providing high value-added content and services through a variety of access media: Internet, PC, television, mobile telephony and print. In Environmental Services, we plan to expand each of our business segments -- waste, water, energy services and transportation -- through internal growth and acquisitions of existing operations, and to coordinate the operations of these businesses to meet what we believe to be a growing demand for customized, comprehensive packages of environmental management services on a worldwide basis.

OUR SERVICES

MUSIC

     Our music business is operated through Universal Music Group, the largest recorded music business in the world, which develops, acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries. Universal Music Group also manufactures, sells and distributes music video products, licenses music copyrights, publishes music and owns mail order music/video clubs throughout the world.

     In 2000, we held the number one market position in North America, Europe and Latin America. We are the market leader in 75% of the countries in which we operate. In 2000, 67 albums reached worldwide sales in excess of one million units and five albums sold over five million units. We have the largest music catalogue in the world and hold the leading position in jazz and classical music, with our classical music sales representing 40% of worldwide classical music sales for the industry. Our labels include:

     - popular labels such as Barclay, Interscope Geffen A&M, Island Def Jam Music Group, MCA Nashville, MCA Records, Mercury Nashville, Mercury Records, Motor Music, Motown, Polydor, and Universal Records;

     - leading classical labels such as Decca, Deutsche Grammophone and Philips; and

     - leading jazz labels such as Verve, GRP, and Impulse! Records.

  Artists

     The success of a music company depends to a significant degree on its ability to sign and retain artists that will appeal to popular tastes over a period of time. We believe that the scope and diversity of our popular music labels, repertoire and catalogues allow us to respond to shifts in audience tastes. The United States and the United Kingdom continue to be the source of approximately 60% of international popular repertoire. Including the United States and the United Kingdom, sales of locally-signed artists in their home territories represent 70% of worldwide recorded music sales. Increasingly, certain national acts, such as Andrea Bocelli from Italy, Aqua from Denmark and Modjo from France, are attracting a wider international audience. Our leading local market position in almost every major region provides a critical competitive advantage.

     Artists who are currently under contract with us, directly or through third parties, for one or more important territories include, among others:

     Bryan Adams, Aqua, A*Teens, Erykah Badu, Cecilia Bartoli, Bee Gees, George Benson, Mary J. Blige, Blink 182, Andrea Bocelli, Bon Jovi, Boyzone, Jacky Cheung, Sheryl Crow, DMX, Dr. Dre, Eminem, ERA, Mylene Farmer, Lara Fabian, Masaharu Fukuyama, Luis Fonsi, Johnny Hallyday, Herbie Hancock, Enrique Iglesias, Al Jarreau, Jay-Z, Elton John, Ronan Keating, B.B. King, Diana Krall, Lighthouse Family, Limp Bizkit, Live, Los Tucanes de Tijuana, Reba McEntire, Brian McKnight, Metallica (outside North America), Modjo, 98 Degrees, No Doubt, Padre Marcelo Rossi, Anne-Sophie Mutter, Florent Pagny, Luciano Pavarotti, Rammstein, Andre Rieu, Rosana, Paulina Rubio, David Sanborn, Sandy & Junior, S Club 7, Shaggy, Spitz, Sisqo, Sting, George Strait, Tarkan, Texas, Shania Twain, Caetano Veloso, The Wallflowers, Stevie Wonder, and U2.

     In addition to recently released recordings, we also market and sell recordings from our library of prior releases. Sales from this library account for a significant and stable part of our recorded music revenue each year. We own the largest catalogue of recorded music in the world, with performers from the United States, the United Kingdom and around the world, such as:

     ABBA, Louis Armstrong, Chuck Berry, James Brown, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Bill Evans, Ella Fitzgerald, The Four Tops, Marvin Gaye, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, Antonio Carlos Jobim, Herbert von Karajan, Bob Marley, Nirvana, The Police, Smokey Robinson, Diana Ross & The Supremes, Rod Stewart, Caetano Veloso, Muddy Waters, Hank Williams and The Who.

  Artist Contracts, Production, Marketing and Distribution.

     We seek to contract with our popular artists on an exclusive basis for the marketing of their recordings (both audio and audio-visual) in return for a percentage royalty on the wholesale or retail selling price of the recording. We generally seek to obtain rights on a worldwide basis, although certain of our artists have licensed rights for certain countries or regions to other record companies. While exclusive classical artist contracts are common, and can extend over a long period, many classical artists and orchestral contracts are short in duration and refer only to specific recordings. Established artists command higher advances and royalties. Therefore, it is not unusual for a recording company to renegotiate contract terms with a successful artist.

     A contract either provides for the artist to deliver completed recordings to us or for Universal Music Group to undertake the recording with the artist. For artists without a recording history, we are often involved in selecting producers, recording studios, additional musicians, and songs to be recorded, and we may supervise the output of recording sessions. For established artists, we are usually less involved in the recording process.

     Marketing involves advertising and otherwise gaining exposure for our recordings and artists through magazines, radio, television, Internet, other media and point-of-sale material. Public performances are also considered an important element in the marketing process, and we provide financing for concert tours by certain artists. Television marketing of both specially compiled products and new albums is becoming increasingly important. Marketing is carried out on a territory-by-territory basis, although global priorities and strategies for certain artists are set centrally.

     We employ sales representatives who obtain orders from wholesalers and retailers. In all major territories except Japan and Brazil we have our own distribution services for the storage and delivery of finished product to wholesalers and retailers. In certain territories we have entered into distribution joint ventures with other record companies.

     We also sell music product directly to the consumer, principally through two direct mail club organizations: Britannia Music in the United Kingdom and D.I.A.L. in France.

  E-Commerce and Electronic Delivery

     We are at the forefront of the development of new methods to distribute, market, sell, program, and syndicate music and music-related programming by exploiting the potential of new technological platforms. The Internet now permits consumers to sample music on the Web, order it, receive it (physically, and/or electronically), pay for it, and even store it so that it can be accessed anywhere. It also allows consumers to customize their radio stations in order to create their own distinctive programming. In fiscal 2000, we launched our music download business, and we became the first major music company to offer viewers a slate of customizable premium music programs designed exclusively for high-speed broadband access.

     We believe that emerging technologies will be strategically important to the future of the music business. Evolving technology will allow current customers to sample and purchase music in a variety of new ways and will expose potential consumers to new music. Through a variety of independent initiatives and strategic alliances, we continue to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the Internet, cellular networks, cable and satellite. Our investments and initiatives include Bluematter(TM), DataPlay, InterTrust, Jimmy and Doug's Farmclub.com, GetMusic as well as pressplay (formerly known as Duet), our joint venture with Sony Music Entertainment to develop and launch an on-demand subscription-based music service. The joint venture pressplay has entered into an alliance with Yahoo! Inc. to present and market the pressplay subscription service which is expected to launch in the U.S. in the summer of 2001. We have recently purchased EMusic.com Inc. and entered into an agreement to purchase MP3.com, Inc. See "Recent Developments" below.

  Music Publishing

     Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as compared to recordings). We enter into agreements with composers and authors of musical compositions for the purpose of licensing the compositions for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, we license compositions for use in printed sheet music and song folios. We also license and acquire catalogues of musical compositions from third parties such as other music publishers and composers and authors who have retained or re-acquired rights. In August 2000, we purchased Rondor Music International, Inc., a major independent music publishing company, and Forerunner Music Catalogue, a classic contemporary country music catalogue.

     We are one of the world's largest music publishers. Our publishing catalogue includes more than 800,000 titles that we own or control, including songs such as : "I Wanna Hold Your Hand," "Candle in the Wind," "I Will Survive," and "Sittin' on the Dock of the Bay". Among the artists and songwriters represented are ABBA, George Brassens, Bon Jovi, Eddy Mitchell, Andre Rieu, Shania Twain, Andrew Lloyd Weber and U2; composers represented include Leonard Bernstein, Elton John, Bernie Taupin and Henry Mancini.

  Manufacturing and Other Facilities

     In connection with our music entertainment activities, we own manufacturing facilities in the United States, Germany and the United Kingdom and office buildings and warehouse facilities in various countries. In addition to our wholly owned facilities, we also own a manufacturing facility in the United States through a joint venture. Where we do not own property, we lease warehouses and office space.

  Recent Developments

     On April 6, 2001, we entered into an agreement to acquire all the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer at $.57 per share. EMusic sells music downloads, both individually and via subscription, and operates a family of music-oriented Web sites, including Rollingstone.com, EMusic.com and DownBeat.com. The acquisition was completed on June 14, 2001.

     On May 20, 2001, we entered into an Agreement and Plan of Merger with MP3.com, Inc., the Internet's premier music service provider, pursuant to which we will acquire MP3.com, Inc. for $372 million in a combined cash and stock transaction. The acquisition is subject to customary closing conditions, including regulatory approval.

TV & FILM

     Our TV & Film division is comprised of CANAL+ and Universal Studios Group. Our TV & Film division:

     - produces and distributes films worldwide in the theatrical, home video and television markets;

     - produces and distributes episodic television and made-for-television programming;

     - operates pay television channels and services;

     - develops digital television technology;

     - develops Internet services and interactive services;

     - licenses merchandising rights and film property publishing rights;

     - owns and operates theme parks, entertainment complexes and specialty retail stores; and

     - engages in certain other activities through its ownership of the joint venture and equity interests described below.

  Motion Picture and Television Production and Distribution

     Production, Marketing and Distribution. Through CANAL+, Universal Studios, Inc., ("Universal Studios"), and StudioCanal (a majority owned subsidiary of CANAL+), we are one of the leading film production studios in Europe and the United States. We produce feature-length motion pictures intended for initial theatrical exhibition, videocassette and DVD distribution and television programming. Major motion pictures produced over the past several years include Erin Brockovich, Gladiator, Dr. Seuss' How the Grinch Stole Christmas, The Boy's Room, The Mummy, The Mummy Returns, Billy Elliot, U-571, Meet the Parents and Notting Hill. In addition, we produce animated and live action children's and family programming for networks, basic cable and local television stations as well as home video.

     The production/distribution cycle represents the period of time from acquisition of a property through distribution. The length of the cycle varies depending upon such factors as type of product and release pattern. Production generally includes four steps: acquisition of story rights, pre-production, principal photography and post-production. Production activities for theatrical films produced by Universal Pictures (a division of Universal City Studios, Inc., a wholly owned subsidiary of Universal Studios) are generally based at Universal City, California, or on location. The production facilities in Universal City are also leased to third parties. Some motion pictures and television products are produced, in whole or in part, at other locations both inside and outside the United States and Europe.

     The arrangements under which we produce, distribute and own motion pictures vary widely. Other parties may participate in varying degrees in revenue or other contractually defined amounts. We generally control worldwide distribution or specified rights with respect to our motion pictures. Pursuant to contractual arrangements, we distribute for, or service distribution for, third parties.

     Generally, we distribute motion pictures in the theatrical, home video and pay television markets. We then make motion pictures available for broadcast on free television and basic cable distribution throughout the world. The theatrical license agreements with theater operators are on a theater-by-theater, picture-by-picture basis, and fees under these agreements are generally a percentage of the theater's receipts with, in some instances, a minimum guaranteed amount.

     Universal Studios, through wholly owned subsidiaries, distributes its theatrical product in the United States and Canada to motion picture theaters. Its theatrical distribution throughout the rest of the world is primarily conducted through United International Pictures ("UIP"), which is equally owned by Universal Studios International B.V., an indirect wholly owned subsidiary of Universal Studios ("USIBV"), and Paramount Pictures International. Television distribution of its approximately 24,000 episode library in the United States is handled by USANi LLC, a subsidiary of USA Networks, Inc. ("USA Networks"), and throughout the rest of the world primarily by USIBV. USIBV licenses television products produced by USANi LLC in international markets. Videocassettes and DVDs are distributed in the United States and Canada by wholly owned subsidiaries of Universal Studios. Outside the United States and Canada, its videocassettes are primarily distributed by Universal Pictures International B.V., an operating unit of Universal Studios, while DVDs are primarily distributed by Columbia/Tri-Star Home Video under a short term sub-distribution arrangement that ends in 2002. Some DVD rights revert to Universal Studios before then.

     StudioCanal distributes its theatrical products throughout Europe. StudioCanal has a pan European network in theater distribution with a presence in Spain with Sogepaq, in Germany with Tobis-StudioCanal, in France with BAC Distribution (and its subsidiary Mars Distribution), in the United Kingdom with Pathe UK, in Holland with FU Works and in Italy with RAI Cinema. Through CANAL+, StudioCanal distributes its motion pictures in the theatrical, home video and pay television markets using both its own sales force and third party distributors. StudioCanal also distributes newly released home video and DVD products in France through Universal Pictures Video. Outside France, StudioCanal contracts with video distribution partners.

     Film Rights Management. We sell television rights to feature films in our extensive library of 8,600 titles, the second largest catalogue in the world. StudioCanal has a filmed entertainment library of 5,000 movies of a variety of genres, broken down evenly among French, European and American productions. Some of the titles in the StudioCanal library include Terminator 2, La Grande Vadrouille, Basic Instinct, Total Recall, La Grande Illusion, The Graduate and This Is Spinal Tap. Universal Studios controls rights to films in its extensive library of approximately 3,600 titles. These rights include recent films such as The Mummy Returns, Bridget Jones's Diary, Hannibal, Gladiator and Erin Brockovich, and many Oscar-winning library titles, including To Kill A Mockingbird and Schindler's List. Universal Studios' television library includes Columbo, Magnum PI, Murder She Wrote, Miami Vice, Rockford Files, Knight Rider, Incredible Hulk, Quantum Leap and Quincy.

  Pay Television Channels and Services

     Channel Production. CANAL+ is Europe's leading pay television company with over 15.3 million subscribers. It is number one in Europe in digital television with 5.3 million subscribers to its digital services. CANAL+ is also a leading supplier of technology for digital television, such as software that encrypts television signals to provide conditional access (MediaGuard) and an operating system for managing multimedia applications for television (MediaHighway).

     - Premium Channels. CANAL+'s premium channels offer programming with a unique mix of recently-released feature films (300 first-run movies each year) and sports events such as the French First Division soccer championship and the English Premier League soccer championship. CANAL+ provides locally tailored versions of its French premium channels in 11 other countries.

     - Theme Channels. CANAL+ is the number one European publisher of theme channels broadcast via cable and satellite. It owns a 27.4% interest in MultiThematiques, Europe's leading producer of "theme channels," channels aimed at niche viewers. We indirectly own an additional 9.1% of the MultiThematiques. MultiThematiques has 30 channels in 14 countries with a total of over 20 million subscriptions. MultiThematiques produces such successful channels as Planete, Canal Jimmy, Cinecinemas, Cinecinefil, Cine Classics and Seasons. In addition, the CANAL+ thematic offerings encompass Universal Studios' branded channels which reach almost 24 million subscribers in 30 countries. Universal Studios' branded channels include: The Sci-Fi Channel U.K., USA Network Latin America, 13th Street and Studio Universal.

     - Multi-Channel Package Distribution. CANAL+ began offering channels via satellite in 1992. These channels, some of which are affiliated with CANAL+ and some with other producers, are today part of the CANALSATELLITE digital package. This package, which features over 60 French-language channels, radio stations and interactive services, had
       1.8 million subscriptions in France at the end of 2000. CANAL+ also has over 3.1 million subscribers for the digital multiple-channel packages it provides outside of France. It offers digital direct-to-home services with partners in Spain, Italy, Poland and Scandinavia.

     - Sports Rights and Management. CANAL+ operates a dedicated subsidiary called SPORT+ through which it acquires and markets international rights to major sporting events. SPORT+ holds international rights to the French First Division soccer championship, the English Premier League soccer championship, the Spanish First Division soccer championship and "Coppa del Rey," the Portuguese soccer championship and "Taca de Portugal," games from the Italian Class A soccer league and "Coppa Italiana," qualifying rounds for the 2002 World Cup for South American countries and the "Coppa Libertadores." SPORT+ also holds worldwide rights to all International Handball Federation matches, European rights to International Basketball Federation matches and international rights to the French Elite 1 rugby championships. SPORT+ has no other material broadcasting rights.

     Digital Television Technology. We have developed leading-edge technology for digital television, including MediaGuard, a software program used to encrypt television signals to provide conditional access, and MediaHighway, an operating system used to manage interactive and multimedia applications through television set-top boxes. Our technology is used in 8.6 million digital set-top boxes in over 15 countries, making us the European leader in digital television technology.

     On-line Services and Internet Access. CANAL+ formed CanalNumedia in January 2000 to develop and leverage synergies among the various CANAL+ web sites in Europe. CanalNumedia is responsible for producing entertainment sites in Europe and sports and cinema content for the dedicated portals.

     Merchandising. The rights to use the characters, titles and other material and rights from television and theatrical films and other sources are licensed to manufacturers, retailers and others by Universal Studios.

     USA Networks, Other Equity Interests and Certain Joint Ventures. Universal Studios holds an effective 43% equity interest in USA Networks through its ownership of common stock and Class B common stock of USA Networks and shares of USANi LLC, which Universal Studios can exchange for common stock and Class B common stock of USA Networks. USA Networks primarily engages in electronic and online retailing, network and first-run syndication television production, domestic distribution of its and Universal Studios' television productions and the operation of the USA Network and Sci-Fi Channel Cable Networks.

     Universal Studios had an approximate 26% interest in Loews Cineplex Entertainment Corporation ("Loews Cineplex"), which exhibits theatrical films principally in the United States and Canada. On February 15, 2001, Loews Cineplex and all of its wholly owned U.S. subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the U.S. Bankruptcy Code. On June 28, 2001, Universal Studios and USIBV sold their interests in Loews Cineplex to Goldman, Sachs & Co. for an aggregate purchase price of $1.00. We intend to use the tax loss from the sale to offset gains on other capital transactions.

     Universal Studios also has a 49% interest in United Cinemas International Multiplex B.V. and Cinema International Corporation N.V., which both operate motion picture theaters outside of the United States and Canada, and also a 49% interest in UIP, which distributes theatrical motion pictures outside of the U.S. and Canada.

     We own 39.34% of UGC, one of the leaders of the movie industry in Europe. UGC operates in three business segments: ownership and operation of movie theaters, big-screen advertising and the production and distribution of films.

     In addition to the wholly owned themed channels discussed above, Universal Studios has equity interests in a number of international joint venture channels, including, among others:

     - USA Network Brazil, a joint venture with Globosat in Brazil. This basic service channel reaches approximately 2.5 million subscribers and features primarily the same programming as USA Network Latin America;

     - HBO Asia, a pan-regional joint venture in Asia with AOL Time Warner, Sony and Paramount. The channels included under this joint venture reach approximately 6 million subscribers and feature the current theatrical releases from the joint venture partners;

     - Latin America Pay TV, a pan-regional joint venture in Latin America with Paramount, Fox, MGM and Sacsa (an Argentinean holding company). The channels included under this joint venture reach approximately 10 million subscribers and feature current theatrical releases of the joint venture partners; and

     - Premiere Movies Partnership, an Australian joint venture with Fox, Sony, Paramount and TCI.

  Recreation

     Universal Studios owns and operates Universal Studios Hollywood, the world's largest combined movie studio and movie theme park, located in Universal City, California. Adjacent to Universal Studios Hollywood is Universal Studios CityWalk, an integrated retail/entertainment complex that offers shopping, dining, cinemas and entertainment.

     Universal Studios has a 50% interest in Universal City Development Partners, LP, a Delaware limited partnership based in Orlando, Florida, which resulted from the January 6, 2000 merger of Universal City Florida Partners, Universal City Florida, Ltd. and Universal City Development Partners. The joint venture limited partnership owns Universal Studios Florida, a combined movie studio and movie theme park, Universal's Islands of Adventure, a second theme park with five unique islands, and Universal Studios CityWalk, a complex that offers shopping, dining, cinemas and entertainment. Universal City Development Partners also has an indirect 25% interest in a joint venture (UCF Hotel Venture, a Florida general partnership) that has developed or is developing three hotels adjacent to the Orlando theme parks. The first hotel, the Portofino Bay Hotel, a Loews hotel, opened in September, 1999. The second hotel, the Hard Rock Hotel, opened in January 2001 and the Royal Pacific Resort, a Loews hotel, is expected to open in Summer 2002. The two theme parks, Universal Studios CityWalk, and these hotels together comprise Universal Orlando, the newest Orlando multi-day entertainment resort. Universal Orlando owns and is developed on approximately 800 acres. Universal Studios also owns Wet n' Wild, a water park which is located near Universal Orlando.

     On March 31, 2001, we opened Universal Studios Japan in Osaka. Universal Studios Japan is owned by USJ Co. Ltd., in which Universal Studios holds a 24% interest, and is located on 133 acres of land leased by certain USJ Co. Ltd. shareholders.

     Universal Studios also owns a 37% interest in, and manages, Universal Studios Port Aventura, a theme park located on the Mediterranean coast of Spain near Barcelona.

PUBLISHING

     Vivendi Universal Publishing (formerly Havas), our wholly owned subsidiary, is one of the leading publishers providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP technology. Vivendi Universal Publishing operates through five divisions: Games, Education, Literature, Health and Information. In addition, Vivendi Universal Publishing Services provides logistics and distribution support to all of our businesses and operates as a book sales company.

  Games Division

     Vivendi Universal Games is fast becoming one of the world leaders in the multimedia games market on all platforms (PC, consoles such as Playstation 2, X-Box and Game Boy Advanced, and on the Internet). We develop our games under the Sierra, Blizzard and Universal Interactive Studios brands, including Diablo II, Starcraft, Half-Life, King's Quest, Crash Bandicoot, Gladiator and Spyro the Dragon. Our games division also includes Flipside.com.

  Education Division

     Vivendi Universal Education is a major global educational publisher in all media (academic and semi-academic books, CD-ROM, the Internet, and WAP). Our education division ranks among the leading companies in the education market and operates in four areas:

     Schools. We hold leading positions in Spanish-speaking countries with Anaya in Spain and Aique in Argentina, and in Portuguese-speaking areas with Atica and Scipione in Brazil. In France, through Bordas, Nathan and Retz, we offer a full range of pedagogical methods to teachers. Their academic and semi-academic manuals are designed to be used by students throughout their education and cover substantially all fields of knowledge. In the area of multimedia we have played a pioneering role in digitalizing content. We recently launched the first prototype of an "electronic schoolbag" in France through Nathan and Bordas. This innovation provides the benefits of the latest technologies (sound, images and videos) and a direct link between schoolbooks and reference tools. Schoolbooks can be customized, thereby encouraging a different approach to education. Trials for the electronic schoolbag were started in December 2000 in collaboration with the French Department of Education in two classrooms (using content from history and geography manuals, life and earth sciences and the Larousse dictionary) and are continuing with other classes.

     Youth. We publish educational materials for children and adolescents both in printed form and on multimedia. We are the leading provider of interactive educational products in Europe with brands that include Knowledge Adventure and Coktel and titles including Jumpstart.

     Life-long Learning. We are a leader in adult education in France, especially in human and social sciences with Nathan University and Armand Colin, and we are also very active in Spain. The company has plans to strengthen its positions in the global market, in particular through Syracuse, a brand developed in the United States.

     Reference. We are one of the leading reference publishing companies in the world. We publish a wide range of dictionaries and encyclopedias, published in France by prestigious publishers such as Larousse, one of the best known publishing brands in the world, or Le Robert, and outside France by Harrap and Chambers. In the area of multimedia, Larousse Multimedia offers Kleio, available on CD-ROM and DVD-ROM, which now represents the largest volume of encyclopedic content on the Internet through the website Kleio.fr.

     In February 2001, we launched Education.com. This Internet portal targets children, parents and teachers worldwide and offers a rich and varied content which is exciting, informative, entertaining and educational and includes most of the Company's educational activities.

  Literature Division

     In France, we are the leading publisher of literature addressed to the general public. We publish works through a variety of well known publishing houses including, Robert Laffont, Plon-Perrin, Presses-Solar-Belfond, La Decouverte-Syros and Presses de la Renaissance.

     We publish works by authors including Salman Rushdie, Tennessee Williams, Primo Levi, Vladimir Nabokov, Danielle Steel, John Grisham and Ken Follett. We also publish essays, practical guides, young people's literature and comic books. In addition, we have a strong presence in French, Spanish and English language books geared to children and adolescents, both in fiction and nonfiction. We hold the exclusive right to publish Star Wars-related books in France until 2006.

     We rank second in France in the paperback market with four well-known brands including: Pocket and its catalog of 2,500 titles including some 350 new titles per year; Pocket Jeunesse with over 440 titles; 10/18 which covers foreign literature; and Fleuve Noir (detective novels). Our authors include San-Antonio, Lilian Jackson Braun, Armistead Maupin and Isabelle Wolff.

  Health Division

     With brands like Le Quotidien du Medecin, Vidal, MIMS, Masson, Doyma and Staywell, we are one of the leaders worldwide for healthcare information. Our Health Division offers a full range of products to health care professionals and patients using a variety of media.

     We provide healthcare users with quality information updated on a continuous basis in five areas: journals and customized communication, consumer healthcare media, drug information systems, practice management services (planners, organizers and prescription software), and academic and scientific publishing products.

     In January 2001, in an effort to enter the large English health market, we acquired the Medicine Publishing Group in the United Kingdom which has various publications aimed at almost 25,000 subscribers.

  Information Division

     Our Information Division holds leading positions in three business areas:

          B2B. We offer professionals a complete range of services and products such as magazines, books, trade fairs and online services. In this business area we are one of Europe's major players. We bring together Exposium, one of France's leaders in trade exhibitions, and four press groups: Group Moniteur, which specializes in the building industry, local authorities and energy; Groupe Tests, which specializes in computers, electronics and new technologies; Groupe Industrie Services Info, which covers the manufacturing, distribution, tourism and catering industries, and France Agricole, a company specializing in agri-business trade magazines.

          Consumer. We are a major competitor in the consumer information business sector with three press groups in France: Group Express, one of the two leading news magazines in France; Group L'Etudiant which offers publishing, exhibitions and multimedia built around its magazine L'Etudiant; and Groupe Expansion, one of the leading companies in France for financial news. Our recruitment site, Cadres Online, was the number one recruitment site in 2000, offering 75,000 jobs from 23 important press publications.

          Local Transactions. Vivendi Universal Publishing's subsidiary, Comareg, publishes 220 newspapers and magazines in Europe which focus on local transactions. Comareg is one of France's leading companies both for free sheets (155 publications representing a total circulation of 15 million per week) and for classified advertisements. Its website, bonjour.fr, had over 11 million pages viewed in March 2001.

     In connection with our pending acquisition of Houghton Mifflin Company, we intend to sell each of the units in our B2B and local transactions areas. See "Recent Developments" below in this subsection.

  Vivendi Universal Publishing Services

     Vivendi Universal Publishing Services provides sales, marketing, promotion and distribution services to our publishing divisions and subsidiaries. It also provides Vivendi Universal Publishing services for centralized purchasing of such items as computer equipment and paper, implements group information technology policies, and manages cross-division projects such as the euro.

  Marketing Channels

     Vivendi Universal Publishing markets through both retail channels and public administration channels. In the field of education, Vivendi Universal Publishing interacts with national and local authorities. In the field of literature and games, Vivendi Universal Publishing markets through all major retail channels.

  Recent Developments

     On June 1, 2001 we announced that we had reached an agreement in principal to acquire all the outstanding shares of Houghton Mifflin Company, a leading U.S. educational publisher, pursuant to a cash tender offer at $60 per share. The total consideration approximates $2.2 billion, including the assumption of Houghton Mifflin's average net debt of $500 million. The acquisition is subject to customary closing conditions, including regulatory approval.

TELECOMMUNICATIONS

     We provide a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services transmission.

     Through Cegetel Group, a company in which we hold a 44% interest, we are the leading private operator of fixed and mobile telephony in France. Through our wholly owned subsidiary, Vivendi Telecom International ("VTI"), we develop telecommunications activities outside France.

  Cegetel Group

     We founded Cegetel Group in 1996. The original name of the company, Cegetel, was changed to Cegetel Group on March 31, 2001. We currently own 44% of Cegetel Group's outstanding equity: 9% of the shares directly and 35% of the shares indirectly through our 70% ownership interest in Compagnie Transatlantique de Telecommunications ("Transtel"), which owns 50% plus one of Cegetel Group's shares. SBC International, Inc. ("SBCI") and SBCI International-Societe de Radiotelephonie Cellulaire, Inc. ("SBCI-SRC") together own the remaining 30% of Transtel.

     We appoint five of Cegetel Group's nine directors. In addition to SBCI and SBCI-SRC, which together hold a 15% interest in Cegetel Group through Transtel, our current partners in Cegetel Group are British Telecom ("BT"), which has a 26% stake in the company, and Mannesmann, a wholly owned subsidiary of Vodaphone, which owns 15%. We describe below the Shareholders' Agreement that governs our participation in Cegetel Group. See "Shareholders' Agreement" below in this subsection.

     In late 2000, Cegetel Group began restructuring its organization to prepare for anticipated radical changes in the telecommunications market, such as high-speed transmission via fixed lines (ADSL technology) and mobile lines (GPRS and UMTS), deregulation and access to local traffic through the unbundling of the local loop and more widespread use of mobile phones. On January 1, 2001, two new business divisions -- "Fixed Telephony" and "Mobile Telephony" -- were formed to replace the "professional and consumer" and "business" divisions. The "Network and Information Systems" division was retained. Cegetel Group divides its activities into the following divisions:

     Fixed Telephony Division and Internet Services.

     - Cegetel 7. During 2000, Cegetel Group offered long distance and international fixed telephone service through Cegetel 7, a company 80% owned by Cegetel Group and 20% by Telecom Development ("TD"), a company that is, in turn, owned 49.9% by Cegetel Group and 50.1% by Societe Nationale des Chemins de Fer Francais ("SNCF"), the state-owned French railway company.

     - Cegetel Entreprises. During 2000, Cegetel Group operated its business marketing division through Cegetel Entreprises, a company with the same ownership structure as Cegetel 7. Cegetel Entreprises offers business customers a variety of services, including:

        -- wireless and fixed telephony, along with management tools such as call limitation services, consumption reports and grouped bills;

        -- data transmission;

        -- internet access, website hosting services, development of e-commerce sites and intranet management;

        -- local telephony access through fiber optic loops.

     On March 31, 2001, Cegetel 7 was merged with Cegetel Entreprises and renamed "Cegetel", a company 80% owned by Cegetel Group and 20% by TD.

     Cegetel must pay substantial interconnection fees to France Telecom in order to provide local telephone service. To avoid these fees, Cegetel has built 19 fiber optic local loops in dense business districts in cities such as Paris, Lille, Lyon and Marseille. Additionally, in 2000, in preparation for the unbundling of telecommunications services in 2001 and 2002, Cegetel conducted pilot projects in Monaco and Paris to provide high speed Internet Access via the traditional telephone network (Asymetric Digital Subscriber Line).

     The backbone of all Cegetel Group telecommunications services is TD's long-distance telecommunications network. TD owns, operates and maintains an entirely digital telecommunications network throughout France, consisting of 18,000 kilometers of high capacity fiber optic cables. The TD Network is now connected to more than 300 local France Telecom switches located throughout France, versus 176 at the end of 1999, and to the various Cegetel Group networks (mobile telecommunications, data network, and fiber optic local loops).

     Mobile Telephony Division. Cegetel Group offers mobile telephone services through its 80% owned subsidiary SFR (the remaining 20% of which is owned by Vodafone). SFR, an innovator in the French telecommunications market, provides the latest mobile offerings, the most recent being WAP services. SFR customers can use their mobile handsets outside France via roaming agreements with local operators in more than 100 countries.

     SFR operates a dense, high-quality mobile telecommunications network based on the "Global System for Mobile Communications" ("GSM") -- the digital standard currently dominant in Europe. This network is capable of providing service to 97% of the French population and carries 20 million minutes of mobile telephone traffic a day. In addition, since December 2000, SFR has been operating telecommunications on its General Packet Radio System ("GPRS") network, which permits greater bandwidth communications. This technology is expected to increase the speed of SFR's network by a factor of ten by end of 2001.

     Network and Information Systems Division. Cegetel Group's communication networks ("GPRS") are operated through its Network and Information Systems Division.

     Shareholders' Agreement. The governance of Cegetel Group is subject to a Shareholders' Agreement to which we are a party, along with BT, Mannesmann (Vodafone Group), SBCI and Transtel. Among other things, the Shareholders' Agreement provides that:

     - None of the Cegetel Group Shareholders (the "Cegetel Group Shareholders") can conduct telecommunications business in France or its overseas departments and territories other than through Cegetel Group. This provision does not apply to the operation of Internet websites.

     - Cegetel Group's board of directors has nine members, five of whom are nominated by us, two by BT, one by Mannesmann and one by SBCI. The board of directors of Transtel has six members, four of whom are nominated by us and two by SBCI.

     - Cegetel Group can take certain actions only if representatives of each of the Cegetel Group Shareholders consent. These actions include:

        -- making any change in the scope of its business;

        -- changing any provision of its by laws or amending any shareholders' agreement between it, on the one hand, and any of the Cegetel Group Shareholders or Vodafone, on the other hand; and

        -- except in limited cases, increasing its share capital with a waiver of preferential subscription rights or merging or dividing Cegetel Group or selling Cegetel Group shares to the public.

     - Subject to some exceptions, representatives of BT must also consent to any transaction that would result in a shareholder other than Transtel or us obtaining a greater interest in Cegetel Group than that held by BT.

     - If all of BT, Mannesmann and Transtel dissent, we cannot cause Cegetel Group to:

        -- create or acquire shares in any entity in which Cegetel Group or companies it controls hold less than 100% of the shares and voting rights; or

        -- subject to some exceptions, acquire, dispose of, lease or loan a material amount of assets or significantly reduce or cease any material business operation.

     - The Cegetel Group Shareholders' Agreement contains a number of limitations on the transfer of Cegetel Group Shares.

  Vivendi Telecom International

     In addition to our investment in Cegetel Group, we have also invested in a number of telecommunications companies outside of France through VTI. These companies have a total of 4.7 million clients of which 3.9 are for mobile telephone activity.

     Egypt. We hold a 7% interest in Misrfone, an international consortium, with a 45% share of Egypt's telecommunications mobile market.

     Hungary. We operate several regional companies in Hungary through our wholly owned subsidiary, Vivendi Telecom Hungary, that have monopolies for voice telephony on fixed networks.

     Kenya. We hold a 40% interest in KenCell, a consortium formed with Sameer Group that was awarded Kenya's second GSM license.

     Kosovo. Monaco Telecom has successfully installed and is now operating Kosovo's GSM system.

     Monaco. We hold a 51% interest in Monaco Telecom, the Principality's dominate telecommunications operator.

     Morocco.  Vivendi Telecom International holds a 35% interest in Maroc
Telecom.

     Poland. We hold a 49% interest in Elektrim Telekomunikacja ("Elektrim"), a company that owns 51% of Polska Telefonia Cyfrowa, Poland's largest GSM mobile operator and 100% of El Viv Telecom (formerly Bresnan), a Polish cable television operator and a high-speed Internet access provider.

     Spain. We are a major shareholder in Xfera, a consortium which obtained a 30 year Universal Mobile Telecommunications Standard ("UMTS") license.

  Recent Developments

     In March 2001, Cegetel Group finalized the terms of the disposition of its interest in AOL CompuServe France, in which it owned a 55% interest with CANAL+ (66% of the stake being owned by Cegetel and 34% by CANAL+), pursuant to an agreement under which the companies will exchange their stake in the AOL France joint venture for junior preferred shares in AOL Europe. The agreement provides that AOL Time Warner will be able either to redeem the preferred shares with cash, or to exchange them for publicly traded AOL Europe common stock or AOL Time Warner stock by April 2003.

     On January 31, 2001, SFR applied for a third generation mobile license UMTS. This license will permit SFR to provide mobile broadband and Internet services to its customers.

     On May 31, 2001, the Autorite de Regulation des
Telecommunications -- "ART" -- the French regulator, decided that SFR could be awarded a UMTS license by the French government.

     In the course of the partial privatization of Maroc Telecom, Vivendi Universal has been designated strategic partner to purchase 35% of the national telecommunication operator in Morocco for 2.3 million euros. The closing took place in February 2001 and Vivendi Telecom International now holds a stake of 35% of Maroc Telecom. As a leader in telecommunication in Morocco, Maroc Telecom operates 1.4 million fixed lines and owns 2.6 million GSM clients.

     On June 28, 2001, Vivendi Universal announced that it had signed a Memorandum of Understanding that will result in it increasing its stake in Elektrim from 49% to 51%.

  Marketing Channels

     To market its services, Cegetel Group operates different sales and distribution channels for its targeted customer, consisting of indirect distribution (i.e., retail and large distributors) for mobile services to the residential customers, direct marketing for fixed services to residential customers, specialized indirect distribution for both fixed and mobile services to small business customers, and direct sales forces for services to corporate customers.

INTERNET

     Our Internet business includes our strategic Internet initiatives and new online ventures. Utilizing advanced digital distribution technology, we develop e-commerce, e-services and thematic portals that offer access to the Internet through a variety of devices, including mobile phones, PDA's, interactive TV and computers.

     Vivendi Universal Net, a wholly owned subsidiary, manages our Internet business and focuses on four major objectives:

     - to establish Vizzavi as the leading European portal;

     - to develop thematic portals leveraging content, technology, brand equity, and subscriber bases of the Vivendi Universal group;

     - to launch Internet service providers which exploit our critical mass; and

     - to invest in and develop promising new ventures which relate to and enhance the value of our businesses.

     Vivendi Universal Net manages Vivendi Universal Group Internet-related technological, investment and business development activities, including defining group Internet strategy and serving as the bridge between our content and new digital technologies.

  Vizzavi

     Vizzavi, our 50/50 joint venture with Vodafone, is a multi-access Internet portal designed to provide services and content to customers in a consistent format throughout Europe, across all Internet platforms, including mobile phones, personal computers, television and PDAs. It combines our content and reach in pay-TV access with Vodafone's reach in mobile telephone access. Vizzavi is the default home page for Vivendi Universal and Vodafone's subscriber base of over 80 million. Vizzavi's existing services include e-mail, address book and calendar, as well as theme channels covering news, sports, weather, games and general information. The mobile and PC portal has been launched in the UK, France and the Netherlands and will expand to other European markets in 2001. Access through interactive television will follow.

  I-France

     I-France, our wholly owned subsidiary, has a complementary positioning with Vizzavi. It creates portals targeting advanced Internet users, offering services (including multi-platform e-mail, Web-site creation and hosting, and shared "virtual" office tools) and themed content. It has portals in France, Switzerland, Belgium, Canada and Spain.

  Thematic Portals

     We create leading Internet portals based on thematic categories by leveraging our content-related assets, brands and know-how. Each branded category of web-based content and services has been developed as a stand-alone business unit with the flexibility to pursue growth through joint ventures, mergers or public listings. The pan-European scope of these thematic portals is enhanced by Vizzavi, which features these portals on a preferred, but not exclusive, basis.

     Flipside. Our subsidiary, Flipside, Inc., is a leading worldwide interactive entertainment company. In February 2001, following its acquisition of Uproar Inc., a company specialized in interactive entertainment, Flipside became a world leader in free, multi-platform online games providing both single and multi-player PC content as well as wireless games. Flipside is among the top 10 U.S. websites, all categories combined, in total time spent online and among the top 20 worldwide.

     Scoot.com plc. We hold a 22.4 % interest in Scoot, a multi-platform "infomediary" offering location-specific directory services and enabling transactions between businesses and customers. We have also formed a 50/50 joint-venture with Scoot to expand Scoot's business model in Europe. Scoot operates in the UK, the Netherlands, Belgium, and, since early 2001, in France. Scoot is expected to launch across the rest of Europe over the next three years.

     Canal Numedia. Canal Numedia develops and leverages synergies among various CANAL+ web sites in Europe. It is responsible for producing entertainment sites in Europe and sports and cinema content for dedicated portals. Canal Numedia has created or acquired, and manages about 20 sites to date. A strong brand policy is being developed around the leading CANAL+ themes -- sports (zidane.fr., fcna.fr), film (allocine.fr) and news (itelevision.fr.).

     Divento. We own 75% of Divento, a European cultural portal providing editorial coverage and ticketing for major events and institutions.

  Internet Support Services

     e-Brands. This wholly owned company offers a variety of services to its customers that commercialize their brand names over the Internet and mobile telephony. These include connectivity solutions (Internet access, SMS, WAP), third-party billing services (flat or metered), customer relationship management solutions and database analysis. In addition, e-Brands offers turnkey solutions. The seven market segments that e-Brands is currently addressing are: finance, media, service, distribution, industry, communities and dot-coms. The company operates in Europe.

     Ad 2-One. Ad 2-One operates in Europe and leverages its customers website traffic and user databases through customized, multi-platform online-marketing tools ranging from enhanced banners to sponsored direct-marketing solutions.

  Venture Capital Activities

     Viventures. We have invested in two Viventure funds. The first, Viventures 1, is a venture capital fund that provides financing in the United States, Europe and Asia and strategic and financial guidance to promising information technology and telecommunications start-up companies. The second Viventures 2, has over 30 corporate and financial investors around the world including SG Asset Management, British Telecom, Siemens Venture Capital, Cisco Systems, IBM, GE Capital, Goldman Sachs, Singapore Power Telecom, China Development Industrial Bank and Marubeni.

     SoftBank Capital Partners ("SBCP"). We have invested in SBCP, a $1.5 billion "late-stage" internet venture capital fund managed by Softbank (49.6%). SBCP's investments are mainly concentrated in the Business to Consumer sector.

     Vivendi Universal is the fund's largest minority shareholder with an investment commitment of $240 million, which constitutes 16% of the fund. As of December 31, 2000, $216 million have been called by SBCP, out of which $ 200 million are already invested.

     @viso. @viso is our joint venture with Softbank created to support Internet companies already established in the U.S. to launch and gain rapid presence in Europe. @viso aims to provide these incubated companies with business services, financing and access to strategic partnerships. @viso's investments in U.S. companies have stopped due to the difficult economic environment for Internet companies. Some portfolio companies have been rolled up or shut down after the decision made by their U.S. parent company to refocus their activity in the U.S.

  Marketing Channels

     Vivendi Universal Net markets its websites together in order to increase the efficiency of acquisition and retention of customers and to reduce costs. It operates in various marketing fields, such as media buying, marketing research, customer relationship management and performance reporting.

COMPETITION

  Music

     The music entertainment industry is highly competitive. The profitability of a company's recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. Universal Music Group competes for creative talent both for new artists and those artists who have already established themselves through another label. Universal Music Competitors are mainly the following major record companies: EMI, Bertelsmann Music Group, Warner Music Group, Sony Music Entertainment. Universal Music also faces the competition from independents such as Zomba. Following a pattern established in the United States, European retailers have begun to consolidate, and in Europe increasing quantities of product is being sold through multinational retailers and buying groups and other discount chains. This has increased competition for shelf space among the recorded music companies. The recorded music business continues to be adversely affected by counterfeiting, piracy and parallel imports, primarily in Eastern Europe, Asia and Latin America, and may be adversely affected by the ability to download quality sound reproductions from the Internet without authorization. As part of its response to these developments, Vivendi Universal, through its subsidiary Universal Music Group, allied with Sony Music Entertainment to create a 50/50 joint venture named pressplay (formerly know as Duet). The joint venture pressplay will develop and implement an on-demand music subscription service that will offer customers a broad range of online music while respecting artists' rights.

  TV & Film

     As a diversified entertainment company involved in all aspects of the film and television industry, Vivendi Universal offers movie audiences around the world a wide array of films, and provides its customers and subscribers the very best in sports and film programming on all media (movie theaters, TV, PC, fixed and cellular telephones).

     CANAL+. CANAL+ is a leader in the production of pay television channels, both stand-alone branded channels and theme channels, despite intense competition in all of these markets. The success of CANAL+ along with theme channels produced by other U.S. major studios (MTV, Fox Kids, etc.) indicates that this market will remain highly competitive.

     The European multichannel sector is relatively new, and penetration rates continue to rise significantly. The potential for growth has attracted significant competitors to the French market, including Television Par Satellite (which is owned by TF1, M6, France 2, France 3, France Telecom and Suez). In Spain, CANAL+ (through Sogecable) competes with Telefonica's subsidiary Via Digital, Quiero -- the DTT offer -- and various cable operators. Competitors in Italy include News Corporation through its investment in Stream. In addition, the introduction of digital distribution methods, including cable and satellite, has enabled new entrants to the sector to compete vigorously. Generally, competition is country-by-country due to national differences in viewer preferences.

     StudioCanal. StudioCanal is a key European player in production and distribution of feature films and television programming. Primary competitors in this market are the U.S. major studios and local production companies and distributors.

     Universal Studios Group. There are eight major competitors in the U.S. and several independents that compete aggressively against each other in all aspects of the production, acquisition and distribution of motion pictures internationally. These companies include Universal Pictures, The Walt Disney Company, Warner Bros., DreamWorks SKG, Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios, Inc., Twentieth-Century Fox Film Corporation and Sony (through Columbia/Tri-Star and Sony Pictures). The majors and independents compete against each other for product, talent and revenue from all distribution markets including theatrical, home video/DVD, pay television, video-on-demand, pay-per-view, free television, basic cable television and developing new media for the distribution of film and television content. Given the rapidly changing marketplace for consumer tastes, year-to-year market share in the U.S. and non-U.S. territories varies widely by film and distribution markets. Outside of the U.S. and Canada, Universal Studios distributes its feature films theatrically through UIP, a joint venture between USIBV and Paramount Pictures International, and competes with other distributors in the international theatrical distribution markets. In the year 2000, Universal Pictures ranked number 2 in U.S. theatrical market share.

     Through its Recreation Group, Universal Studios is a leader in themed entertainment. Universal Studios competes aggressively against other major theme park operators including The Walt Disney Company, Anheuser Busch Companies, Paramount Parks (owned by Viacom), Six Flags Theme Parks, Inc. and Cedar Fair, L.P., and is third both in the U.S. and internationally (behind Disney and Six Flags) in annual attendance.

  Telecommunications

     The consumer telecommunications industry in France is currently very competitive. We compete in this industry primarily through SFR, an 80% owned subsidiary of Cegetel Group. As of March 31, 2001, SFR had 10.6 million mobile customers, giving it a 33.9% share of the French mobile market measured by volume. SFR's competitors include Orange (France Telecom), which had a market share of 48.2% in March 2001, and Bouygues Telecom, which had a 17.9% share. Cegetel 7 had 2.5 million customer lines at the end of 2000, which we estimate to represent approximately 6.9% of the French long distance and international telephony market. Cegetel's primary competitor in the long distance and international telephony market is France Telecom, which enjoys significant advantages as a result of its historical position as the dominant provider of telecommunications services in France, including a near monopoly on a local traffic. To overcome this situation and be in a position to offer broadband access and related services to business customers, Cegetel has developed a strategy of installing fiber optic and of providing ADSL services through a beatstream access agreement with the French incumbent operator; ADSL services will also be provided by local loop unbundling (full access and shared access). The French business telecommunications sector is highly competitive as well.

  Publishing

     We face a number of strong competitors across the range of our publishing and interactive multimedia activities in France, in Europe as a whole and worldwide. Bertelsmann is our biggest single competitor, as it is, like us, present in a wide variety of publishing and multimedia markets around the world. Our business and professional division also faces strong competition from Reed Elsevier and Wolters Kluwer. With regard to our scientific and trade activities, our primary competitors are The Thomson Corporation and Harcourt Brace. In the educational, reference, general literature and multimedia sectors, we compete principally with Hachette, Pearson and Harcourt Brace.

  Internet

     The market for web-based services is rapidly evolving and highly competitive. A number of U.S. market participants such as Yahoo! and AOL have succeeded in establishing a strong European presence. We believe the principal competitive factors in the European market are customer base, brand recognition, performance, ease of use, value-added services, functionality, features and customer service. Additional competitors include France Telecom's Wanadoo and other Internet software, content, service and technology companies, telecommunications companies, cable companies and equipment/technology suppliers.

RESEARCH AND DEVELOPMENT

     Research and development in technology plays a critical role in developing Vivendi Universal's Media and Communications businesses. Mass media and communications are constantly changing and one must be at the cutting edge of new technologies to satisfy consumers and remain competitive. Our research, development and innovation ("RDI") strategy targets two main objectives: better performance and lower prices of our products, and the multiple-access distribution of digitized content.

     Our technologies may be divided into two core categories:

     - Network technologies. Network technologies include all of the hardware and software resources used to interconnect content consumers, producers and distributors, such as terminals, telecommunications networks and processing and storage servers.

     - Information system technologies. Information system technologies provide our content creators, publishers and distributors with the means to interact with consumers.

     Our current principal RDI projects in the various Media and Communications business lines include the following:

Content development and publishing

     Music. Development of enhanced CD players that allow users to read song lyrics and provide information about artists -- the "content reference offering management and architecture" project ("Croma") for music organization and delivery.

     TV & Film. The creation of complementary content and services specifically for DVD format films.

     Publishing. Online delivery of increasingly interactive and networked games, and the development of e-books and e-school bag.

Interfaces

     The design and choice of WAP and multi-device interfaces (e.g., television, Internet, CD, DVD, etc.) that will allow our content and services to be accessed on a broad range of computers, mobile phones, PDA's, television and other terminals.

Digital production and distribution

     Digital encoding and multimedia formatting and structuring of content, including: Croma and "content authoring and rendering audio format" ("Caraf") projects, Audio Advanced Coding ("AAC") digital encoding and DVD as a music medium; and image-compression technologies on DVD, audiovisual catalogue encoding and delivery, and digital cinema.

     Digital distribution and rights management, including: Blue Matter project for distributing protected music over the Internet; image watermarking technologies; CANAL+ Technologies' encryption and decryption technology; Cegetel and CANAL+ smart-card protection technologies; active participation in the Secure Distribution of Music Initiative ("SDMI") in collaboration with major record labels and multimedia device manufacturers; super-distribution project for tracking copyright payments when purchasers redistribute purchased content themselves, as well as setting up and testing of a rights payment clearing house.

Distribution

     Physical distribution and logistics, including: mobile networks (setting up high-bandwidth GPRS networks and preparing and deploying UMTS networks), cable, fibre-optic, satellite and new media (e.g. mini CD-dataplay, e-books, memory cards, etc.); information systems, such as supply chain management, Enterprise Resources Planning ("ERP") and workflow; and terminals, such as mobile telephones, set-top boxes, televisions, PDA's and computers.

     Commercial aspects, including: Customer Relationship Management; payment systems, such as e-wallet (Magex) and secure Cegetel and CANAL+ payment systems; relationship marketing and data mining; and activation and delivery of interfaces used to provide content to end-users. WAP site, Web site access, CANAL+ interface to access programs and services.

REGULATION

  Music

     The recorded music, music publishing, manufacturing and distribution businesses comprising the Universal Music Group are subject to applicable national statutes, common law and regulations in each territory in which it operates including, without limitation, copyright, trademark, patent, antitrust, taxation, corporate law and governance, employment, environmental and health and safety laws and regulations.

     In addition, many governmental agencies exercise some degree of oversight and, at times, may initiate investigations and enforcement proceedings with regard to industry practices. In the U.S. these agencies include, without limitation, the United States Department of Justice, the Federal Trade Commission, the Environmental Protection Agency ("EPA") and the Occupational Health and Safety Administration, and in the various states they include the Attorney General and other labor, health and safety agencies. In other territories where the Universal Music Group operates equivalent agencies cover some or all of the same areas.

     In the European Union, Universal Music Group is subject to additional pan-territorial regulatory controls, in particular relating to merger control and antitrust regulation.

     In a few limited areas, a consent decree or undertaking further regulates the operation of the Universal Music Group. Specifically, in the United States, certain companies in the Universal Music Group entered into a Consent Agreement in 2000 with the Federal Trade Commission wherein they agreed for seven years that they will not make the receipt of any co-operative advertising funds for their pre-recorded music product contingent on the price or price level at which such product is advertised or promoted.

     The Universal Music Group is subject to an undertaking given to the European Commission arising out of Vivendi's purchase of Seagram, which, for a limited period, requires that the Universal Music Group shall not discriminate in favor of Vizzavi (a joint venture between Vivendi Universal and Vodafone) in the supply of music for downloading and streaming online in the European Economic Area. An undertaking given in connection with Vivendi's purchase of Seagram to the Canadian Department of Heritage also requires the Universal Music Group to continue its investments in Canada's domestic music industry. Continuing compliance with the consent decree and undertakings mentioned above do not have a material effect on the business of the Universal Music Group.

  TV & Film

     Audiovisual and Pay Television. The communications industry in Europe is regulated by various national statutes, regulations and orders, often administered by national agencies such as the Conseil Superieur de l'Audiovisuel (the "CSA") in France. These agencies usually grant renewable broadcast licenses for specific terms. In France, CANAL+ holds a pay-television broadcast license for over-the-air, satellite and cable broadcasts. The CSA recently renewed this license for a five-year period starting in January 2001. CANAL+ operates its activities in Spain, Italy, Belgium, Poland, and Scandinavia in accordance with the domestic regulations of those countries.

     Because CANAL+ holds a French broadcast license, it is subject to French audiovisual laws which mandate that (i) no more than 49% of its equity may be held by any one person and (ii) 60% of the films it broadcasts in France must be European in origin and 40% must be French language films. CANAL+ invests 20% of total prior-year revenue in the acquisition of film broadcasting rights, including 9% of prior-year revenue for French language films and 3% for other European films. Regulations in Belgium, Spain and Poland also require specified levels of European and national content.

     The European Community has adopted a variety of Directives that address television without frontier, intellectual property, advertisement, e-commerce, mail order and telemarketing. We do not believe that the transposition of any of these Directives into French law has had a negative impact on our business.

     Film Production and Distribution. In the United States, the motion picture production and distribution businesses are not regulated due to protections given to expressive works under the United States Constitution. There are, however, many federal, state and local statutes and regulations that are integral to the business and under which the businesses operate including, without limitation, the copyright, trademark, antitrust, discrimination and environmental, health and safety laws and regulations. In addition, many federal and state agencies exercise some degree of oversight and, at times, may initiate investigations and enforcement proceedings with regard to industry practices. These agencies include, without limitation, the United States Department of Justice, the Federal Trade Commission, the Department of Labor, the Equal Employment Opportunity Commission, the EPA and the Occupational Health and Safety Administration and, in the State of California, the Attorney General, the Department of Toxic Substances and the California Division of Industrial Relations. In a few limited areas, a consent decree and undertakings further regulate the operations of Universal Studios. In the United States, the motion picture distribution and exhibition industries are regulated by the consent decree in U.S. v. Paramount Pictures, Inc. This consent decree, affirmed in 1950, prohibits certain conduct by film distributors, including price fixing and product tying, and requires film distributors to license product on a film-by-film and theater-by-theater basis.

     In the European Union, Universal Studios is regulated by an undertaking in the pay television area which, for a limited period of time, will regulate certain business with CANAL+. Additionally, it is regulated in the film distribution area through an undertaking given by UIP, the joint venture through which Universal Studios distributes its feature films theatrically outside of the United States and Canada. An undertaking with the Canadian Department of Heritage also regulates certain operations of Universal Studios Canada Ltd. Continuing compliance with the laws, regulations, consent decree and undertakings mentioned in this paragraph do not have a material effect on the business of Universal Studios.

     Theme Parks. Universal Studios operates theme parks around the world in accordance with applicable health, safety and environmental standards. In the State of California, recent legislation (effective January 2001) and implementing regulations, currently under development, will regulate the manner in which the Company records and reports certain incidents which occur on permanent amusement rides which result in the death or serious injury of a guest. It is not anticipated that the full implementation of these new requirements will have a material effect on the business of Universal Studios.

  Telecommunications

     The French telecommunications market was largely deregulated in July 1996 under the Loi de Reglementation des Telecommunications (the "LRT") and its supplemental legislation (known as decrets d'application). The LRT is a "transposition" of European Community directives regarding deregulation into French law. It does not, however, currently provide companies like Cegetel and/or SFR equal access to local telephone loops.

     The National Regulatory Authority is the regulatory authority with jurisdiction over the telecommunications industry in France. It is responsible, among other things, for issuing recommendations to the government regarding interconnection conditions and applications for telecommunications licenses, settling conflicts in the interconnection domain and allocating frequency bandwidth and telephone numbers.

     Through SFR, TD and Cegetel, Cegetel Group holds national and global licenses (i.e. public network and voice telephony; fixed and mobile telephony services). Each license carries certain obligations. The terms of its long-distance license, for example, requires TD to make investments in network infrastructure. Similarly, SFR's license obligates it to provide nationwide coverage.

     Third generation mobile licenses "UMTS" (Universal Mobile Telecommunications Standard) have been awarded by most European governments. On May 31, 2001, the Autorite de Regulation des Telecommunications -- "ART" -- (the French regulator), decided that SFR could be awarded a UMTS license by the French government for 32.5 billion francs, barring a drop in the price decided by the French government.

     Except for the way by which the unbundling of the local loop will be effectively provided by the incumbent French government, Vivendi Universal is not aware of any other material legislative or regulatory development that is likely to have a material effect on its telecommunications business.

SEASONALITY

     Because of the nature of our operations and worldwide presence, our business is typically not subject to material seasonal variations.

RAW MATERIALS

     As for our music and film businesses, we purchase raw materials on a worldwide basis from numerous suppliers. We seek to accumulate and maintain appropriate inventory levels, qualify new suppliers, and develop production processes that maximize our efficient use of raw materials. We undertake to secure strategic materials through medium-term and long-term contracts and we have not experienced difficulties in obtaining sufficient amounts of raw materials in recent years. We do not anticipate such difficulties in the future. The base raw material of many of our products is oil, and as such, the price of our raw materials is subject to major fluctuations in the price of oil. Such fluctuations in the price of our raw materials, however, does not materially affect the overall cost of our products. As for our publishing business, Vivendi Universal Publishing is mainly a publisher of books, magazines and CD-ROM. In all markets where Vivendi Universal Publishing operates, it obtains its supply of paper from local suppliers. The market for paper is global and subject to well-known cycles of volatility. Vivendi Universal Publishing does not anticipate that the globalization of its raw material suppliers will significantly impact its businesses.

ENVIRONMENTAL SERVICES

GENERAL

     We effectively own 63% of the share capital of Vivendi Environnement. Vivendi Environnement is divided into four major divisions, each with its own brand identity and area of specialty. Vivendi Water, which is comprised primarily of Compagnie Generale des Eaux, Vivendi Water Systems, and US Filter, specializes in water and wastewater treatment and systems operation; Onyx specializes in waste management; Dalkia specializes in energy services (excluding the sale, production and trading of electricity); and Connex specializes in transportation services. Vivendi Environnement also owns 49% of the holding company that controls FCC and thus jointly manages Spain's leading environmental services company.

     Traditionally, in the environmental management services industry, services have been provided in an uncoordinated manner, each by a different entity. A provider of energy services, for example, would not also offer water treatment or waste disposal services, nor would it integrate its services with those of a customer's other environmental service providers. Public authorities and industrial companies, moreover, have typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years, however, as private firms increasingly provide a wide range of integrated environmental management services to both public and private customers. In addition, as industrial companies have continued to expand their operations internationally, their need for an environmental management services provider with global reach has grown as well. Vivendi Environnement is leading an emerging trend toward the creation of comprehensive packages of large-scale, customized, integrated environmental management services to governmental and commercial clients.

     Vivendi Environnement offers a wide variety of environmental services to public authorities and industrial, commercial and residential customers around the world. It is the leading global provider of these services, defined collectively as environmental management services. In an increasingly global, competitive, and deregulated marketplace, Vivendi Environnement is one of the few companies that can meet the needs of customers looking for a single provider to manage all of their environmental services. Vivendi Environnement offers tailored solutions, innovative, integrated packages customized to meet the needs of its customers, most often in the form of long-term contracts. Vivendi Environnement has been successfully anticipating new trends in a market that has changed significantly over the past 10 years. Greater awareness of human impact has led to stricter environmental standards. Both emerging and developed nations are being forced to deal with the consequences of urbanization in a context of limited public spending. Industrial customers are outsourcing their environmental services functions in order to focus on their core businesses.

ENVIRONMENTAL STRATEGY

     Vivendi Environnement's strategy is to use its broad range of services and extensive experience to capitalize on increased demand for reliable, integrated and global environmental management services. The major elements of this strategy are to:

     - LEVERAGE ITS EXPERTISE, LEADING MARKET POSITIONS AND STRONG FINANCIAL POSITION TO DELIVER STRONG INTERNAL GROWTH.

       Providing environmental services has been the core business of Vivendi and then Vivendi Environnement for nearly 150 years. It has demonstrated technological, financial and management expertise and routinely enjoys success in bidding for contracts with industrial companies and public authorities. It also has a track record of using its technological and management expertise to deliver high quality service while reducing costs and intends to use its broad range of expertise and experience to take advantage of the increasing demand for privatized and out-sourced environmental management services.

     - DEVELOP UNIQUE, INTEGRATED, MULTI-SERVICE OFFERINGS.

       Vivendi Environnement intends to integrate its environmental operations to meet increasing demand for comprehensive environmental management services. Vivendi Environnement expects that industrial companies will increasingly seek a single "one-stop" environmental management services provider that coordinates the performance of many of their non-core activities.

     - ACHIEVE AND MAINTAIN BEST-IN-CLASS PERFORMANCE IN EACH OF ITS BUSINESS SEGMENTS BY INVESTING IN TECHNOLOGY AND PERSONNEL.

       The projects Vivendi Environnement undertakes require extensive technical know-how and excellent management capabilities. Vivendi Environnement invests heavily in both technology and personnel to ensure that it delivers the highest quality environmental services possible. Its goal is to achieve and maintain best-in-class service across its business segments.

     - SEIZE OPPORTUNITIES ARISING FROM ITS WORLDWIDE REACH.

       Because Vivendi Environnement's operations span the globe, it can offer multinational industrial customers uniform service quality and centralized environmental services management. It is one of the only environmental services companies with the ability to offer services on a worldwide basis. Its world-wide presence also allows it to quickly seize opportunities to enter fast-growing markets for environmental management services in countries outside of Western Europe and North America. The extensive experience it has acquired in dealing with a wide variety of legal and political environments facilitates its entry into those countries.

     - FOCUS ON HIGH VALUE-ADDED ENVIRONMENTAL SERVICES.

       Vivendi Environnement intends to focus on providing high value-added environmental services and to limit its exposure to low-margin commodity supply businesses. This focus will also enable Vivendi Environnement better to take advantage of its core strength: its ability to provide creative, customized, integrated environmental services to clients with large, geographically diverse and complex operations.

     - MAKE OPPORTUNISTIC ACQUISITIONS TO EXPAND ITS SERVICE OFFERINGS AND GEOGRAPHIC REACH.

       Vivendi Environnement intends to acquire environment-related companies when the opportunity to do so on favorable terms arises. The purpose of these acquisitions will be to expand the portfolio of services it can offer clients and to extend its geographic reach. Vivendi Environnement believes that successful acquisitions in key areas will significantly enhance its ability to provide high value-added services in growing markets.

ENVIRONMENTAL SERVICES BUSINESS SEGMENTS

     Vivendi Environnement is the world's leading provider of environmental management services in terms of revenue. It believes that it offers a more comprehensive array of environmental services than any other company in the world. Vivendi Environnement has the expertise, for example, to supply water to, and recycle the water used in, a customer's facility, collect, sort and treat waste generated in the facility, heat and cool it, optimize the industrial processes used in it and maintain it, all in an integrated service package designed to address the customer's unique circumstances. Vivendi Environnement can provide these services to a customer in any combination it desires. Vivendi Environnement can provide a similarly broad range of services, including transportation network management, to public authorities.

  Water

     Vivendi Environnement, through its wholly owned subsidiary, Vivendi Water, is the world's leading provider of outsourced and privatized water and waste water treatment services and systems. Vivendi Water's three main subsidiaries are Compagnie Generale des Eaux, which is the leading water and waste water services company in Europe and has operations worldwide, US Filter, North America's leading water services and equipment company, and Vivendi Water Systems, a leading designer and provider of water systems.

     Municipal and Industrial Outsourcing. The focus of Vivendi Water's water business is on the management and operation of water and waste water treatment and distribution systems for public authorities and industrial companies. Vivendi Water provides integrated services that cover the entire water cycle, from collection from natural sources and treatment to storage and distribution. Its activities include the design, construction, operation and maintenance of large-scale, customized potable water plants, waste water treatment and re-use plants, desalination facilities, potable water distribution networks and waste water collection pipelines, as well as the provision of water purification-related services to end users. Vivendi Water's design and construction services are provided by its water treatment systems and equipment operations.

     Vivendi Water and its predecessor have provided outsourced water services in Europe for more than 150 years and uses its experience to capitalize on the worldwide trend towards privatization of municipal water and waste water services. In the public sector, Vivendi Water concentrates on "non-regulated" outsourcing markets -- markets which better allow it to take advantage of its expertise in improving the efficiency of water systems.

     Through US Filter, Vivendi Water is also well positioned to meet industrial firms' rapidly growing demand for outsourced water services. It is leveraging that position to grow its industrial outsourcing business in North America, Europe and the Asia/Pacific region. For example, Vivendi Water recently entered into contracts with General Motors pursuant to which it, together with Trigen and Cinergy, will design, build and operate facilities that will provide electricity, water, waste water and compressed air for several General Motors factories in the United States over a fifteen-year period.

     Water Treatment Systems and Equipment. Through US Filter and Vivendi Water Systems, Vivendi Water is the world's leading designer and manufacturer of water and waste water treatment equipment and systems for public authorities and private companies. It treats ground water, surface water and waste water using a wide range of separation processes and technologies and engineers customized systems to reduce or eliminate water impurities. Its recycle/re-use systems provide industrial customers with the ability to circulate treated water back into plant processes, thereby reducing water usage, operating costs and environmental damage.

     Vivendi Water also designs, engineers, manufactures, installs, operates and manages standardized and semi-standardized water equipment and systems designed to treat water for particular industrial uses. The large number of installations Vivendi Water constructs and operates gives it a competitive advantage in terms of costs, performance and reliability, especially for services to private firms. For example, many manufacturing processes -- particularly those used in the food and beverage, pharmaceutical, microelectronics, paper, chemical processing and oil/petrochemical industries -- require treated water to improve product quality and reduce equipment degradation. Vivendi Water uses a broad range of physical, biological and chemical treatment technologies that can be combined and configured to treat water to a customer's individual specifications.

     Through Sade and Bonna Sabla, subsidiaries of Generale des Eaux, Vivendi Water also constructs and repairs urban water distribution networks in France and around the world.

     Bottled Water and Household Filtration Products. Through US Filter, Vivendi Water provides consumers in North America and Europe bottled water under the "Culligan" brand. Vivendi Water offers the same consumers a variety of point-of-entry and point-of-use water treatment products such as water softening, conditioning and filtration equipment. Vivendi Water purifies drinking water at over 140 company owned, franchised or licensed bottling locations and sells that water through over 720 independent and company-owned dealerships in the United States.

     Vivendi Water provides water services and products to three types of customers: municipalities, industrial firms and consumers. Municipalities, primarily in Europe, accounted for 72% of its 2000 water revenue (E9.1 billion). Vivendi Water's significant contracts include ones to provide water-related services in Paris, Berlin, Lyon, Marseille, Budapest, Bucharest and Adelide, Australia. In 2000, it won 35 new contracts with public authorities in France. It also won some of the largest contracts awarded in North America in 2000, including one, expected to generate $150 million in revenue over 15 years, to design, build and manage a water treatment plant in Tampa, Florida, and another, expected to generate $220 million over 20 years, to operate the first privatized wastewater treatment plant in Chicago. Vivendi Water also had 220 contracts with public authorities renewed in 2000, primarily in France.

     Vivendi Water has approximately 40,000 industrial clients. Its major industrial clients include General Motors, Conoco, Hyundai and Danone. About two-thirds of its consumer customers are in North America, and the remainder are in Europe and Latin America.

     Transactions and Developments. In August 2000, Vivendi Environnement sold the Kinetics Group, a subsidiary of US Filter, to a group of investors for a price of E0.5 billion, and used the proceeds of the sale to reduce its indebtedness. Vivendi Environnement has won a number of major contracts since the beginning of 2001, including one to design and build a chemical treatment unit and a sludge treatment unit for Millennium, a leading chemicals company. It has also won significant contracts to provide outsourced water services in Prague and Tangiers, Morocco.

  Waste Management

     Through Onyx and its participation in FCC, Vivendi Environnement is a global waste management leader -- the number one in Europe and the third largest in the world. Vivendi Environnement provides waste management services to 70 million people with operations in 35 countries on five continents. It has waste management contracts with approximately 4,000 municipalities and 250,000 industrial clients worldwide, the latter representing about 60% of its waste revenue. Its principal markets are Europe and North America. It also provides waste management services in the Asia/Pacific region and in Latin America. It conducts its waste operations in Latin America through Proactiva Medio Ambiente ("Proactiva"), a 50/50 joint venture with FCC.

     Onyx is the only global operator present in all the major waste treatment segments -- solid, liquid, and hazardous waste, a unique multi-segment approach that enables Onyx to offer solutions tailored to each customer's specific needs. Onyx's core business consists of the collection, processing and disposal of municipal, commercial and industrial waste. Its waste activities fall into two broad categories: waste collection and related services and waste disposal and treatment.

     Waste Collection and Related Services.

     - Collection and Transfer. Vivendi Environnement collects waste from residences and communal depositories and from industrial sites. It transports this waste to transfer stations, recycling and treatment centers or directly to disposal sites. Solid waste consolidated at transfer stations is usually compacted for transport to disposal sites.

     - Recycling. Recycling generally involves the collection of paper, cardboard, glass, plastic, wooden and metal waste that customers either separate into different containers or commingle with other recyclable materials. Onyx recycles approximately 4.8 million metric tons of solid waste each year. It owns 151 sorting and recycling units. It sells recyclable material to intermediaries or directly to industrial clients. Sorting and recycling are becoming larger components of the environmental management services provided to industrial companies. Onyx owns 151 sorting and recycling units throughout Europe. It is a European leader in recycling waste paper and cardboard and has substantial waste paper recycling operations in the United States as well.

     - Commercial and Industrial Cleaning. Vivendi Environnement conducts its commercial and industrial cleaning operations primarily under the brand "Renosol." It cleans, among other things, offices, train stations, subways, airports, museums and shopping centers. It also cleans industrial sites, primarily auto manufacturing and food processing plants, offering specialized services such as high-pressured cleaning, clean-room cleaning and tank cleaning.

     - Liquid Waste Management. Vivendi Environnement's liquid waste management operation focuses principally on pumping and transporting liquid effluent associated with water treatment sewage networks and oil residues to treatment centers.

     - Street Cleaning. Vivendi Environnement provides mechanized street cleaning services for public authorities, including authorities in London, Paris, Madrid, Buenos Aires and Madras, India.

     Waste Disposal and Treatment.

     - Non-Hazardous Solid Waste. Onyx disposes of non-hazardous solid waste by depositing it in landfills, by incinerating it at incineration plants or through composting.

     - Landfill Disposal. Onyx disposes of non-hazardous solid waste in 119 different landfills. It has developed expertise in waste treatment methods that minimize emission of liquid or gaseous pollutants, allowing it to manage landfills under strict environmental regulations. At some landfills, Onyx recycles biogas by converting it into energy. It primarily relies on landfill disposal for industrial solid waste. For municipal waste, it uses landfill disposal, incineration and composting.

     - Waste-to-Energy and Incineration. Onyx uses the 83 waste-to-energy and incineration plants it operates to incinerate waste, the majority of which is municipal waste. At its waste-to-energy plants, it uses the heat created by incinerating waste to generate energy. It sells this energy principally to district thermal networks or electricity providers. It often uses incineration as its primary method of waste disposal in densely populated areas where landfill space is scarce.

     - Composting. Onyx composts waste at its 62 composting production units. It then sells a portion of the composted waste for use as fertilizer.

     - Hazardous Waste. Onyx also treats hazardous waste. Eighty percent of its business in this category comes from the chemical, petrochemical and metallurgy industries, primarily in the United States, France and the United Kingdom. Onyx collects hazardous waste from customers and transports it, usually in specially constructed containers, tankers or semi-trailers, and treats it at one of 23 treatment facilities. Onyx's principal methods for treating hazardous waste are: incineration for organic liquid waste, solvents, salted water and sludge; solvent recycling; stabilization of residues followed by disposal in specially-designed landfills; and physical-chemical treatment for inorganic liquid waste.

     Contracts with industrial customers accounted for approximately 60% of Onyx's 2000 waste revenue. Onyx provides integrated waste management services which can include solid, liquid and hazardous waste management to companies including Ford, General Motors, Renault, Michelin, Rhodia, Motorola and Intel. It also designs, builds and operates integrated solid waste disposal, treatment and recycling systems for governmental authorities.

     Throughout the world, Onyx's multi-segment abilities are a significant asset when dealing with local authorities seeking a service provider with expertise in construction, operation, and management to ensure quality public service in household waste collection and treatment. Since the beginning of 2000, Onyx has won a number of major contracts with governmental authorities around the world including contracts to provide waste services in central Singapore, Alexandria, Egypt, Fort Myers, Florida and Tai-Tung, Taiwan. In France, it won a contract in Saumur to construct and operate, for a 20-year period, a waste-to-energy plant. In addition, it won contracts to provide waste collection and sorting services in four of Paris' twenty districts.

     Transactions and Developments. In 2000, Onyx continued its development in the United States with the acquisition of landfills, transfer stations and hauling routes from Allied Waste and the remaining 49% of Waste Management's interests in their joint venture for hazardous waste and industrial services. It also purchased from Waste Management waste operations in Mexico and Brazil, and waste operating licenses in Hong Kong where it has now a leading position.

  Energy

     Through Dalkia, Vivendi Environnement is a leading energy management services provider in the rapidly growing European energy services market. Dalkia provides energy management services in 26 countries. It also offers a wide range of industrial utilities and facilities management services. Demand for outsourced industrial utilities and facilities management, almost non-existent ten years ago, has grown significantly.

     Formerly focused mainly on French local authorities, Dalkia's customer base is now balanced between public and private-sector customers. Dalkia is becoming increasingly international in scope. Dalkia's primary markets are France, UK, and Central and Eastern Europe. Dalkia provides the following services:

          Energy management. Energy management consists of operating heating and cooling systems to provide comfortable living and working environments and redesigning and operating existing energy systems to maximize their efficiency. Dalkia manages some 55,000 heating systems in France and 10,000 elsewhere in Europe. It provides integrated energy services, including in most cases system construction and improvement, energy supply, system management and maintenance, to about 40,000 governmental, industrial, commercial and residential customers.

          Dalkia is also Europe's leading operator of large urban "district" heating and cooling systems. Dalkia does not ordinarily own the systems it operates. In most cases, public authorities own the systems but delegate to Dalkia the responsibility of building, managing, maintaining and repairing them. The systems Dalkia operates heat and cool a wide variety of public and private facilities, including schools, hospitals, office buildings and residences. Dalkia currently manages more than 250 district heating and cooling systems in Europe, mainly in France, the United Kingdom, Germany, and Central and Eastern Europe. In France, it operates 186 district heating and cooling systems, that is about half of those in existence. It is expanding rapidly in Central Europe. Throughout Central and Eastern Europe, it has set up a number of energy services companies, in many cases in cooperation with the European Bank for Reconstruction and Development.

          Dalkia offers innovative multi-energy and remote management solutions to ensure cost-effectiveness, reliability and environmental protection. When practicable, it uses alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, "process" heat (heat produced by industrial processes) and thermal energy produced by cogeneration projects.

          Dalkia has become a European leader in cogeneration (the simultaneous production of electricity and heat) and on-site power production. It offers decentralized energy production, cogeneration, local mini-generation, and renewable power generation using the heat and electricity produced by biomass or gas emissions from household waste. Dalkia leads the French market in cogeneration with a market share of approximately 25% at the end of 2000. When the agreement with EDF (see "Transactions and Developments" below) is fully implemented, it expects its market share to rise approximately 40%.

          Industrial Utilities. Dalkia is a leading provider of industrial utilities services in France and the United Kingdom. It supplies complete, customized services, integrating facilities construction, steam and compressed air production and distribution, and site maintenance and modernization and has also developed recognized expertise in the analysis of industrial processes, productivity improvement and preventive maintenance.

          Facilities Management. In a further response to the increasing popularity of outsourcing, Dalkia has recently added facilities management to its portfolio of services. The support services it offers range from electrical and mechanical equipment maintenance to secretarial services.

     Dalkia provides energy services to both public and private customers. Its public customers include authorities in suburban Paris, Lyon, Nice, Ostrava in the Czech Republic and Bratislava in the Slovak Republic. Its industrial customers include international groups such as Eurolysine (Ajinomoto group), Michelin, Renault, Smurfit, Solvay and Unilever. Dalkia facilities management customers include public institutions like the European Parliament and private firms like Alstom, Bull and Phillips. The primary market for its energy services is Europe. Latin America is potentially an important market for its facilities management business, as is the Asia/Pacific region for its heating system activities.

     Transactions and Developments. In December 2000, Vivendi Environnement entered into an agreement with Electricite de France "EDF" pursuant to which Dalkia has begun to consolidate its energy operations with those of EDF. As European energy markets continue to deregulate, Vivendi Environnement and EDF believe that their customers increasingly demand comprehensive energy solutions that combine power generation and energy services. Together Vivendi Environnement and EDF can provide such integrated services, mainly to large industrial firms. The partnership with EDF will allow Vivendi Environnement to offer public and private-sector customers innovative, comprehensive solutions drawing on the two companies' complementary expertise.

     Pursuant to Vivendi Environnement's agreement with EDF, EDF acquired in December 2000 and January 2001 a 28% stake in Dalkia Holding, Dalkia's direct parent, in exchange for approximately E850 million. In early 2001, EDF acquired an additional 6% interest in exchange for contributing one of its subsidiaries to Dalkia Holding. In addition, Dalkia Holding purchased certain energy services operations of EDF for E103 million, and EDF purchased interests in two Dalkia Holding subsidiaries for a total of E627 million. As the deregulation process continues and limits on EDF's ability to provide energy services are further removed, Vivendi Environnement has agreed that EDF's stake in Dalkia Holding will eventually rise to 50%.

     Vivendi Environnement believes that the EDF agreement will give Dalkia the resources it needs to become the European leader in energy and technical services and gives it an improved set of assets with which to meet its customers' needs, notably in industry, and thus gives the company a significant lead over the competition.

     In May 2001, Onyx and Dalkia won a 30-year contract to provide sanitation, recycling and energy services for the city of Sheffield in the United Kingdom. The contract is expected to generate total revenue of E2 billion.

  Transportation

     Through Connex, Vivendi Environnement is a leading European private operator of local and regional passenger transportation services. With 40,000 employees serving over 4,000 communities worldwide, Connex and its subsidiaries transport over one billion passengers per year by rail and by road. Connex provides integrated transportation solutions involving bus, train, maritime, tram and other networks. It expanded to new markets, for example in Spain, and reinforced its inter-city and road transportation activities by acquiring a significant portion of Via GTI's operations and assets.

     Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. The public authority with which it contracts generally owns the infrastructure it uses; the authority also typically establishes schedules, routes and fare structures for the networks that Connex operates and manages. The fares Connex charges passengers on transportation networks are usually insufficient to cover its costs; consequently, the public authority typically provides Connex a guaranteed minimum payment or pays a subsidy. Connex seeks to increase profitability by reducing its operating costs and increasing traffic through improvements in system speed and reliability, service customization and vehicle comfort and safety. It also tries to reduce costs by rationalizing previously government-run operations.

     Urban Transportation. Connex operates a number of "right-of-way" transit systems, i.e., systems in which vehicles travel on dedicated lines separated from ordinary automobile traffic, and provides integrated transportation products and services in urban areas. Connex is responsible for driving, inspecting, cleaning and providing security on the vehicles it operates, marketing, providing customer service, and maintaining, cleaning and providing security in the stations on its networks. Its urban transportation services fall into three broad categories: right-of-way system operation, alternative services and integrated services.

     - Right-of-Way System Operation. Connex operates tram and light rail lines in cities including Stockholm, Sydney and Rouen and Saint-Etienne in France. Connex also operates a frequent-service bus system in Bogota, Colombia and is developing innovative "tram-on-tires" system in Nancy, France that combines the flexibility of buses with the high speed of trams.

     - Bus Networks. Connex also operates a number of bus networks that are not part of right-of-way systems. It is the exclusive bus operator in cities including Nice, Bordeaux, Nancy and Toulon, as well as 40 other cities in France, and operates lines in cities including London, Stockholm, Frankfurt and Warsaw.

     - Alternative Services. In a number of cities, Connex provides innovative, non-traditional transportation services in situations where conventional services would be inefficient. For example, it provides transportation-on-demand services such as "Creabus," a minibus tracked by a global positioning system (GPS) that replaces large buses during off-peak hours, and systems that use small electric cars to serve urban areas that are otherwise restricted to pedestrians.

     - Integrated Services. In many cities, Connex provides combinations of bus, tram, metro and train services on an integrated basis using unified ticketing systems. In Stockholm, for instance, it operates a metro, three tram lines and 20% of the bus network, all as part of a single system. In other cities, Connex provides unimodal services that are integrated into a system served by multiple operators. Connex provides such integrated services in areas including suburban Paris, London, Sydney and Dusseldorf.

     Regional Transportation. Connex provides regional transportation services through the operation of road and rail networks. As with urban transportation services, it is responsible for operating, maintaining and providing security on the vehicles and stations it uses in regional networks, as well as for ticket sales and customer service.

     Connex's most significant rail networks are in the United Kingdom, Germany, France and Australia. In the United Kingdom, it operates regional rail networks serving the London suburbs and southern England through its subsidiaries Connex South Central (under a contract that expires in May 2003) and Connex South Eastern (under a contract that expires in October 2011). In 2000, its subsidiary Connex Transport UK participated in the tender for the renewal and extension of the franchise for the network operated by Connex South Central. Connex Transport UK was short-listed, but was not awarded the contract. Connex Transport UK is currently preparing offers for a number of other contracts in the United Kingdom that are expected to be up for tender in the near future. In regional road transportation, Connex operates networks including France, Norway, Sweden, Finland, Belgium and the Czech Republic.

     Freight. Connex is also beginning to develop rail freight operations, primarily in France and Germany. It intends to expand these operations significantly in order to leverage its industrial client base for other environmental services and to implement our strategy of providing a comprehensive array of such services to industrial customers. Connex provides rail freight services primarily through the following three activities:

     - Regional Freight Networks. Connex operates a number of regional freight trains for customers including the French national railroad, SNCF.

     - Management of Private Branch Lines. Connex manages branch lines for customers in the automobile, petrochemical and refining industries that have plants connected to a national rail network. Facilities served include the Eisenach Opel plant in Thuringia, Germany, the Bitterfeld chemical complex in Saxony-Anhalt, Germany and approximately 40 industrial sites in France.

     - Multimodal Transportation. In 2000, Connex began providing "multimodal" shipping services -- i.e., shipment of freight in containers that can be carried by either trains or trucks. Daily multimodal service between Paris and Milan began in October 2000, following the acquisition of an interest in multimodal operator TAB. Service between Stuttgart and Mannheim, Germany began in February, 2001.

     In France, governmental authorities typically own the buses used on urban networks and lease them to Connex under the applicable operating contract. However, Connex usually owns the motorcoaches used on regional road networks. In the other countries in which it operates, Connex typically owns the buses and motorcoaches used in both urban and regional road networks. With regard to rail networks, Connex usually rents, rather than owns, the trains it uses.

     The vast majority of Connex transportation customers are the national, regional and local public authorities responsible for providing public transit services. Connex operates 26 rail networks, 236 road networks, 20 integrated networks and four tram systems that carry, in the aggregate, more than one billion passengers a year.

     Transactions and Developments. In 2000, Connex purchased from Via GTI Group, a leader in transportation in France, operations holding a number of contracts in inter-urban transportation in France, Spain and Germany. This acquisition provided it with additional revenue of E236 million in 2000. It also sold its interest in the Barraqueiro Group, a Portugese passenger transportation company, to its co-shareholder, Barraqueiro SGPS, for E50 million.

     Vivendi Environnement has agreed to sell its operations associated with the Connex South Central contract to Govia for 30 million British pounds and to withdraw from the contract (which was scheduled to expire in May 2003). This sale, which is subject to regulatory approval, would reduce Vivendi Environnement's revenue, as it currently generates revenue of E500 million per year from the contract. Vivendi Environnement agreed to the sale because it believes its capital and the efforts of its management will be better employed in connection with projects with which it expects to have a long-term involvement. Moreover, it is possible that its capital expenditure requirements will rise modestly in 2001, as there is a trend among some governmental authorities toward requiring private operators to make some investments upon the commencement of a new contract.

  FCC

     FCC, a public company listed on the Madrid Stock Exchange, is one of Spain's largest companies. Its market capitalization was E3.376 billion as of June 26, 2001. FCC operates in a number of different environmental and construction-related industries. In October 1998, to exploit the growing demand for integrated environmental management services, we acquired a 49% interest in the holding company that owns 56.5% of FCC. In December 1999, we transferred our interest in this holding company to Vivendi Environnement. Another shareholder owns the remaining 51% of the holding company.

     FCC's main activities are:

     - construction, which represented 46% of its overall 2000 revenue;

     - waste and water services, which represented 31% of its 2000 revenue; and

     - cement production, which represented 15% of its 2000 revenue.

     FCC also manufactures urban fixtures, manages car parks, provides airport handling and vehicle inspection services, buys and sells real estate and, through its approximately 80% holding in Grucysca, participates in the industrial logistics and other services sectors. On July 2000, as part of its international expansion, Vivendi Environnement consolidated most of its water and waste treatment businesses with FCC's operations in Latin America and the Caribbean in Proactiva.

     FCC's services include:

          Waste and Water Services. FCC is the leading waste management company and the second largest water and waste water treatment company in Spain, where it conducts the bulk of its operations. FCC collects, processes and disposes of household waste, providing the public authorities responsible for waste collection and disposal a full range of waste management services. FCC provides waste management services to approximately 1,500 municipalities and 21 million people in Spain. It also supplies drinking water to 6 million people in Spain and treats waste water for 9 million.

          FCC's water and waste water treatment activities cover the full cycle of water treatment, including water treatment and distribution. In 1999, FCC acquired Vivendi Water's Spanish operations, doubling its market share in this sector.

          Construction. FCC is one of the five leading construction companies in Spain. FCC's projects include the construction of roads, high-speed railway lines, airports, offices, commercial centers and residential homes.

          Cement Production. FCC produces cement through its 49% interest in Portland Valderrivas which controls Cementos Portland, Spain's second-largest cement maker. It began to expand internationally with its 1999 acquisition of Giant Cement in the United States. FCC's cement production is now approximately 80% in Spain and 20% in the United States.

     Under the terms of an option agreement dated October 6, 1998 between Vivendi Universal and the other shareholder in the holding company through which Vivendi Environnement holds its stake in FCC, the other shareholder has an option, exercisable between April 18, 2000 and October 6, 2008, to sell Vivendi Universal its 51% interest in the holding company. The agreement also provides for mutual rights of first refusal on any transfers of shares in the holding company to a third party. Additionally, the other shareholder has a call on the shares of the holding company through which Vivendi Environnement owns its interest in FCC that becomes exercisable in the event Vivendi Universal ceases to hold a majority of the capital of Vivendi Environnement.

     FCC is focusing on developing its core businesses in order to boost its market share, particularly in services, which are not cyclical, for which FCC has recognized references and capabilities. At the same time, FCC has been making targeted investments in opportunities offering new technologies. In conjunction with Vivendi Telecom International, Vivendi Universal's wholly owned subsidiary, FCC owns 31.28% of Xfera Moviles, which has been awarded a UMTS mobile phone licence in Spain.

     In 2000, Proactiva, which provides 29 million people with waste services and 16 million with their entire water cycle, won a contract to manage Bogota's waste storage centre. It will also manage water systems for Catamarca, Argentina for the next 30 years.

COMPETITION

  General

     Most markets for environmental services are very competitive and are characterized by technological and regulatory change and experienced competitors. Competition in each of the markets Vivendi Environnement serves is primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services, adapting to changing legal and regulatory environments, and managing employees accustomed to working for public sector entities or non-outsourced divisions of commercial enterprises. In each of the markets in which Vivendi Environnement operates, its competitive strengths are its high level of technological and technical expertise, its financial position, its geographical reach and its experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

     With regard to integrated, large-scale environmental management services in particular, Vivendi Environnement's competitors include Suez and RWE and its primary competitive strength is its demonstrated ability to provide innovative, integrated environmental services that are tailored specifically to the needs of individual clients and offered on a global basis. Vivendi Environnement anticipates that other enterprises that compete with it in individual environmental sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

  Water

     Vivendi Water is the world's leading private provider of water services to municipalities and industrial firms, its principal competitors being Suez (through its water business Ondeo), RWE (through its UK subsidiary Thames Water), Anglian Water, Severn Trent and Saur. It has leading positions in the European and North American markets, and a strong basis for growth in Latin America and the Asia/Pacific region, especially Australia and China. Vivendi Water is a leading competitor in the rapidly growing industrial outsourcing market. It also has a leading position in the highly fragmented water equipment market.

  Waste Management

     Vivendi Environnement's waste management operations are carried out mainly in Europe, where it is the market leader in the collection and disposal of household, commercial, industrial and hazardous waste. Its main pan-European competitor is Suez. It ranks among the top providers of household, commercial and industrial waste management services in the United Kingdom, along with Suez, Biffa, Cleanaway and Shanks. Onyx has strong market positions in Norway, Ireland, Switzerland and Portugal. It has also expanded its presence in Israel, where it now has a leading position and is the only provider of a full range of services.

     Vivendi Environnement has taken significant steps toward establishing its competitive position in North America through the acquisition in 1999 of Superior Services, Inc., which provides household and industrial waste collection and disposal services to customers in 12 states, and through Onyx Environmental Services and Onyx Industrial Services, which provide hazardous waste and industrial services, respectively, in the United States and Canada. Vivendi Environnement's major competitors in the United States include Waste Management, Allied Waste, Republic Services and Safety Kleen.

     Vivendi Environnement's Latin American operations are concentrated in Brazil, Venezuela, Mexico, Colombia, Argentina and Chile, where its primary competition is from a variety of local companies and SITA (a subsidiary of Suez). It plans to expand its activities in Latin America through Proactiva. Vivendi Environnement is among the market leaders in the Asia/Pacific region where its main competitors are various local companies, Cleanaway and Suez.

  Energy Services

     Vivendi Environnement's traditional competitor in district thermal management is Suez through its subsidiary Elyo. It increasingly faces competition from large European gas and electricity companies such as RWE, E.on, Texas Utilities and Power Gen, especially for large district heating contracts in Eastern and Central Europe. Its competitors in cogeneration consist primarily of large utilities companies such as RWE, E.on, Texas Utilities, Endesa, National Power and Power Gen. It competes primarily with large firms such as Honeywell and Johnson Control for facilities management business.

  Transportation

     Vivendi Environnement has a 20% share of the privately run passenger transportation market in France, 17% of the privately run rail market in the United Kingdom, and 22% of the privately run passenger road transportation market in Scandinavia.

     Most privately operated passenger transportation companies serve a limited geographic area. Vivendi Environnement's major competitors are those companies that, like it, provide passenger transportation services in a number of different countries. Its competitors include Stagecoach, its principal European competitor, National Express, First Group, Arriva and Go Ahead in the United Kingdom and Kedis and Transdev in France. It anticipates that new competitors may seek to enter the market, including civil engineering companies, rolling stock manufacturers and government-owned operators seeking to expand into contiguous regions.

  FCC

     FCC is the leading private provider of waste management services in Spain, with a share of the overall market (i.e., the public and privatized markets combined) for waste management services of approximately 43% and a share of privatized market of approximately 70%. Its primary competitor in this market is Cespa. After Aguas de Barcelona, FCC is the leading private operator in the water and waste water treatment market in Spain, with a market share of 15%.

     The cement production sector in Spain is relatively concentrated. FCC is the only major Spanish competitor, with approximately 17% of the Spanish market. Its main competitors are Spanish branches of multinational cement manufacturers such as Cemex, Holderbank and Lafarge.

     The construction market in Spain has recently undergone a process of consolidation. Five major competitors, one of which is FCC, have emerged. With numerous small companies and a number of larger international companies vying for business, however, the market remains competitive.

RESEARCH AND DEVELOPMENT

     Research and development is a critical component of Vivendi Environnement's ongoing effort to provide its customers with cost-effective and environmentally sound products and services. Vivendi Environnement has 11 research facilities throughout the world, staffed by a total of 500 scientists and other researchers.

     In order to provide its customers with the highest quality drinking water, as well as with cost-effective water treatment solutions, Vivendi Environnement conducts research on water treatment and distribution primarily at its laboratories in Paris, Lyon and Rennes in France, Watford in Great Britain, Adelaide in Australia, Berlin in Germany, Rothschild in Wisconsin, and in situ at its different water treatment plants throughout the world. In 1999, it set up new water research centers in Australia and North America. In 2000, in cooperation with a number of German universities and Berliner Wasser Betriebe, it established a "competence center" in Berlin that is designed to develop international research and technical support programs. Through Anjou Recherche, approximately 350 researchers are involved in water-related research projects. Current areas or research include membrane filtration, sea water desalination and disinfection of municipal waste water. Vivendi Environnement's researchers have developed the technology necessary for large-scale nanofiltration, a purification method that uses membranes with microscopic holes to remove impurities from water (at its Mery sur Oise water treatment plant near Paris) and submerged membrane filtration, a method using underwater purification filters (in the Adjaccio region of Corsica). As a result of this technology, Vivendi Environnement has been able to produce potable water from low quality sources.

     Vivendi Environnement conducts a significant part of its waste management and treatment research and development through its Centre de Recherches pour l'Environnement, l'Energie et les Dechets ("CREED") research and testing center in Limay, France. With 65 engineers and researchers, and affiliated centers in the United Kingdom and Taiwan, CREED conducts approximately sixty research programs geared towards developing services for industrial firms and municipalities. Current areas of research include the development of new uses for recycled products, advanced sorting and recycling processes for municipal waste, improved techniques for treating land contaminated by heavy metals and other pollutants, new methods of detecting, measuring and removing dioxins and other pollutants released by incineration plants, more efficient waste-to-energy processes and the exploitation of energy created during effluent treatment and recycling processes. It has been awarded more than 60 patents as a result of its waste-related research.

     Vivendi Environnement conducts its research and development efforts in energy at CREED as well. Its researchers work primarily to find ways of limiting the emission of greenhouse gases through the use of alternative energy sources such as fuel cells and wind-powered and photovoltaic generators. Other research projects in this area include the development of low-power cogeneration systems to heat public buildings and advanced heat storage systems.

     Vivendi Environnement's research and development in passenger transportation includes the development of traffic management systems and new forms of local transportation to improve passenger service, GPS technology and real-time information transmission to improve transportation efficiency and security and new techniques to reduce vehicle emissions. Approximately 20 people are involved in its research efforts in the transportation services field.

     Vivendi Environnement conducts a number of research efforts in cooperation with research centers and institutions of higher learning in France and elsewhere. In France, we have worked with the Pasteur Institute in Paris, the Ecole des Ponts et Chaussees, the Compiegne University of Technology, the Ecole Polytechnique, the Ecole Superieure des Travaux Publics and the National Centre for Space Studies in areas such as recycling, dioxin analysis and treatment and waste combustibility. Partners outside France include Georgia Tech, the EPA, the Swiss federal water institute, the Australian Water Quality Centre, the Helsinki University of Art and Design, the Hong Kong Science and Technology University, Tsinghua University in China, the Asian Institute of Technology in Thailand and Berliner Wasser Betriebe in Berlin.

REGULATION

     Vivendi Environnement's businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in Western Europe and North America.

  Water

     The water and waste water treatment industries are highly sensitive to governmental regulation. In Europe and the United States, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of waste water are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

     The quality of water for human consumption is strictly regulated at the European Union level by the Directive on Drinking Water. The collection, treatment and discharge of urban as well as industrial waste water is governed by the Directive on Urban Waste Water. Public authorities also impose strict regulations upon industrial waste water that enters collection systems and the waste water and sludge from urban waste water treatment plants.

     France has numerous laws and regulations concerning water pollution, as well as numerous governmental authorities involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps underground water in amounts that exceed specified volumes. French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

     In the United States, the primary federal laws affecting the provision of water and waste water treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and the regulations promulgated pursuant thereto by the EPA. These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

  Waste Management

     In France, ministerial orders establish standards for disposal sites for household, industrial and hazardous waste. These orders govern, among other things, site selection and the design, construction and testing of disposal sites. Administrative officers can impose strict standards with regard to waste disposed of at a site. Hazardous waste is subject to strict monitoring at all stages of the disposal process.

     At the European Union level, the framework for waste management regulation is provided by Directives that establish overall regulatory goals of waste prevention, collection, recycling and re-use. European Union member states must prohibit the uncontrolled discarding, discharge and disposal of waste. Entities that store or dump waste for another party must obtain an authorization from the competent authority that prescribes the types and quantities of waste to be treated, the general technical requirements to be satisfied and the precautions to be taken. Regulatory authorities frequently check compliance with those requirements. Additionally, specific European Union Directives govern the operation of landfill sites, the collection and disposal of hazardous waste, and the operation of municipal waste-incineration plants.

     In numerous countries, waste treatment and disposal facilities are subject to laws that require Onyx to obtain permits to operate most of its facilities from municipal and regional authorities. The permitting process requires Onyx to complete environmental impact studies and risk assessments with respect to the relevant facility. Landfill operators must provide specific financial guarantees (which typically take the form of bank guarantees) that cover the monitoring and remediation of the site during, and up to 30 years after, its operation. Operators must comply with standards for landfills. Incineration plants are subject to rules that limit the emission of pollutants.

     Vivendi Environnement's U.K. waste management operations and facilities are subject to the Environmental Protection Act of 1990, which requires local authorities to transfer their waste disposal operations either to a specialized waste disposal entity owned by the local authority or to a private contractor, and the Environment Act of 1995, which addresses pollution control, land waste and nuisances.

     The major statutes governing Vivendi Environnement's waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liabilities Act of 1980, as amended (also known as "Superfund"), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Vivendi Environnement operates also has its own laws and regulations governing the generation, collection and disposal of waste, including, in most cases, the design, operation, maintenance, closure and post closure maintenance of landfills and other solid and hazardous waste management facilities. In order to develop and operate a landfill, transfer station, hazardous waste treatment/storage facility or other solid waste facility, Vivendi Environnement must typically undergo several difficult governmental review processes and obtain one or more permits that may not ultimately be issued.

     In view of the fact that the waste management business is subject to risks of liability for property damage and personal injury caused by pollution and other hazards, Vivendi Environnement carries insurance policies covering what it believes to be the most important casualty risks. However, we cannot provide assurance that the coverage provided by these policies will be sufficient to cover any liability to which Vivendi Environnement may be subject. See "Item
3 -- Key Information -- Risk Factors".

  Energy Services

     Vivendi Environnement's energy-related activities in Europe (primarily the generation and delivery of thermal energy and independent power generation) are subject to an EU Directive that establishes emission limits for sulphur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants.

     The European Commission is considering an amendment to this Directive that, if adopted, would impose emission thresholds twice as strict as those currently in effect. The new thresholds would apply to all new installations put into operation after a date that is to be determined. Other existing Directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulphur dioxide, nitrogen oxide, volatile organic compounds and ammonia.

     The use of gas and other combustible material in France is subject in some instances to a domestic natural gas tax. Energy produced by a cogeneration facility is exempt from this tax for a period of five years after the facility begins operations. The law providing for this exemption was renewed in 1999; any cogeneration plant Vivendi Environnement builds before 2004 will therefore be eligible for the exemption.

  Transportation

     Vivendi Environnement's transportation service activities are subject to a number of EU Directives that limit emissions from petrol and diesel engines and requires Vivendi Environnement to obtain certain permits. One Directive sets forth guidelines for the laws of the member states with respect to the emissions of gas pollutants from diesel engines used in vehicles. Another sets forth guidelines for the laws of the member states with respect to emissions of gas and particulate pollutants from internal combustion engines installed in mobile equipment other than road vehicle

CONTRACTS

  General

     The vast majority of Vivendi Environnement's contracts to provide individual environmental services are medium and long-term agreements with municipal and industrial clients. These contracts vary widely in terms of size, duration and the degree of responsibility and/or risk they impose. Some require to provide specific services on a one-time basis in exchange for a set fee; others give broad responsibility for the implementation of large, long-term projects. Some require to make substantial capital expenditures, in which case Vivendi Environnement generally bears considerable risks. Some of these contracts provide mechanisms through which particular risks -- for example, the risk that passengers on a transportation network will fall to an uneconomic level -- will be shared by the counterparty. Others provide for renegotiation of terms in the event of a material change in circumstances. The duration of a contract, which tends to increase with the level of responsibility and risk Vivendi Environnement assumes, is generally based on the time needed to depreciate the investment made, set in place an efficient organization and achieve the expected improvements in the service provided.

  Contracts with governmental authorities

     Vivendi Environnement has a number of contracts with governmental authorities, particularly in France. Contracts with governmental authorities often differ in a number of respects from contracts with private parties, especially in civil law countries. Governmental contracts for essential community services such as water supply, waste water treatment and household waste treatment typically obligate the private operator to provide a service to a given population, often on an exclusive basis, in accordance with operating conditions, including fees, that are defined by the governmental authority. The private operator also has a contractual relationship with services users, i.e. members of the public, but that relationship is defined by contractual terms established by the governmental authority.

     There are number of features common to French governmental contracts, including provisions that (i) entitle the governmental authority to modify or terminate the contract unilaterally if the public interest so requires (in case of termination or modification, the governmental authority must fully compensate the private operator), (ii) allow, in long-term contracts, periodic review to ensure the contract remains fair for both sides, and (iii) grant the governmental authority the right to supervise how the public service is provided.

     In Europe, most of the contracts with governmental authorities can be awarded only after a competitive bidding, where the selection criteria generally are price, investments candidates offer to make, candidate's experience and ability to provide high quality service while complying with applicable regulatory standards, and the candidates' ability to adapt to new regulatory standards.

  Seasonality

     Because of the nature of its operations and its worldwide presence, Vivendi Environnement's business is typically not subject to seasonal variations.

RAW MATERIALS

     Vivendi Environnement purchases raw materials on a worldwide basis from numerous suppliers. It seeks to accumulate and maintain a reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in its own facilities. Vivendi Environnement undertakes to secure strategic materials through medium-term and long-term contracts and has not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years. It anticipates that it will be able to do so in the future. For example, the price of fuel has, in recent years, exhibited considerable volatility. Significant increases in fuel prices are possible in the future as a result of increased demand, greater coordination among oil-producing nations and other factors. Vivendi Environnement's operations historically have not been, and are not expected to be in the future, materially affected by changes in the price or availability of fuel or other raw materials, as its contracts typically contain provisions designed to compensate it for increases in the cost of providing its services.

MARKETING CHANNELS

     Vivendi Environnement markets its products and services primarily to take advantage of its strong brands and reputation, and it offers a comprehensive range of environmental services to existing clients. It analyzes the environmental services needs of prospective and existing industrial and commercial customers and demonstrates to them how its services could improve the efficiency of their operations. The marketing efforts Vivendi Environnement directs toward public authorities come primarily in the form of bids it submits for contracts to provide public services. For more information regarding marketing channels used by each of Vivendi Environnement's business segments, see "Item 4 -- Information on the Company -- Our Services -- Environmental Services -- Environmental Services Business Segments".

OTHER BUSINESSES

REAL ESTATE

     As part of our strategy of focusing on our core Media and Communications and Environmental Services businesses, we have decided to withdraw from the real estate business. In order to facilitate this withdrawal, we restructured Compagnie Generale d'Immobilier et de Services ("CGIS"), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity.

     Vivendi Valorisation holds our remaining property assets, which include land and land development rights, commercial property (owned and leased) and loans extended to finance commercial property sales. We hold these assets on our balance sheet at their current market value. The majority of these assets are associated with our past involvement in long-term residential and commercial property development projects. Given the complexity and the long-term nature of our contractual obligations in these projects, these assets cannot easily be sold. We intend to divest these assets as and when opportunities arise. Nexity will manage the assets of Vivendi Valorisation pending their sale, pursuant to a services agreement.

PARIS ST.-GERMAIN CLUB

     Since 1991, CANAL+ has managed the Paris Saint-Germain (PSG) club, a leading French soccer club with over 30,000 season ticket holders. In 1997, CANAL+ acquired Geneva's Servette soccer team. CANAL+ believes that direct involvement in club management enables it quickly to identify and exploit emerging trends in sports rights management.

RETAIL STORES AND DEVELOPMENT OF ENTERTAINMENT SOFTWARE

     Universal Studios is involved in other businesses including the operation of retail gift stores and the development of entertainment software. It owns Spencer Gifts, Inc. which operates through three groups of stores: Spencer, DAPY and Glow gift shops. Spencer, DAPY and Glow sell novelties, electronics, accessories, books and trend driven products. In connection with the activities of Spencer Gifts, Inc., Universal Studios owns a building in New Jersey and leases approximately 715 stores in various cities in the U.S., Canada and the U.K. and a warehouse in North Carolina. The Spencer, DAPY and Glow stores compete with numerous retail firms of various sizes throughout the U.S., Canada and the U.K., including department and specialty niche-oriented gift stores.

     Universal Studios owns approximately 27% of SEGA GameWorks L.L.C., which designs, develops and operates location-based entertainment centers. SEGA GameWorks currently owns and operates twelve such centers throughout the United States.

     Universal Studios New Media, Inc. develops entertainment software including the Crash Bandicoot and Spyro game series, is responsible for the development and maintenance of Universal Studios' websites and manages our minority interest in Interplay Entertainment Corp., an entertainment software developer.

SPIRITS AND WINE

     In connection with the business combination of Vivendi, Seagram and Canal Plus, we acquired Seagram's spirits and wine business. Seagram's spirits and wine business has global responsibility for all production, brand management and marketing, sales and distribution of Seagram beverage alcohol brands throughout more than 190 countries and territories. The portfolio includes Chivas Regal, Royal Salute and The Glenlivet Scotch Whiskies, Crown Royal and Seagram's V.O. Canadian Whiskies, Captain Morgan Rum, Seagram's 7 Crown American Blended Whiskey, Don Julio Tequila, Martell Cognacs, Seagram's Extra Dry Gin and Sterling Vineyards Wines. In December 2000, we entered into an agreement with Diageo plc and Pernod Ricard S.A. to sell our spirits and wine business for $8.15 billion, an amount that is expected to result in approximate after-tax proceeds of $7.7 billion. See "Item 5 -- Operating and Financial Review and Prospects -- Significant Transactions".

  Production

     Seagram's spirits and wine business operates distilleries and bottling facilities in 18 countries in North America, Latin America, Europe and Asia. Seagram's spirits aggregate daily distillation capacity approximates 253,000 U.S. proof gallons and aggregate daily bottling capacity approximates 275,000 standard cases. Seagram maintains large inventories of aging spirits in warehousing facilities located primarily in Canada, France, the United Kingdom and the United States. Such inventories aggregated approximately 500 million U.S. proof gallons at December 31, 2000. Additionally, Seagram's bulk wine inventory aggregated approximately 25 million wine gallons as of June 2001.

     Seagram purchases commodity raw materials, such as molasses and base wine for German sparkling wines on the open market at prices determined by market conditions. Grains (corn, rye and malt) are sourced from a variety of channels, including annual contracts with a number of third-party providers. Seagram also participates in the bulk supply market as a buyer and seller of malt and grain spirits. Seagram's wines and cognacs are produced primarily from grapes grown by others. Cognac grapes are purchased based on a multi-year contract with flexibility for wines and new distillates. Grapes are, from time to time, adversely affected by weather and other forces, which occasionally limit production. Rolling contracts to secure a continued supply of oak casks also exist. Seagram acquires substantially all of its American white oak barrels (used for the storage of whisky during the aging period) from one supplier in the United States. Key packaging components such as glassware are purchased based on long-term agreements with strategic suppliers. Other packaging components are generally based on annual contracts with key suppliers. Fluctuations in the prices of these commodities have not had a material effect upon operating results. Seagram believes that its relationships with its various suppliers are good.

  Marketing and Distribution

     Spirits and wine has developed sales and distribution networks appropriate for each of its markets, including affiliate and joint venture distribution operations in 38 countries and territories and third-party distribution arrangements in other key markets.

     In the United States, Seagram generally sells spirits, wines, coolers, beers and other low-alcohol beverages to two categories of customers. In 32 states and the District of Columbia, sales are made to approximately 335 wholesale distributors who also purchase and market other brands of distilled spirits, wines, coolers, beers and other low-alcohol beverages. In 18 "control" states (where the state of government engages in distribution), sales are made to state and local liquor boards and commissions; in certain of these states, sales of wines, coolers, beers and other low-alcohol beverages are also made to approximately 275 wholesale distributors. In Canada, sales are made exclusively to ten provincial and three territorial government liquor boards and commissions.

     In addition to the United States and Canada, Seagram's affiliates and joint ventures are located in: Argentina, Belgium, Brazil, Chile, the People's Republic of China, Colombia, Costa Rica, the Czech Republic, the Dominican Republic, France, Germany, Greece, Hong Kong, Hungary, India, Israel, Italy, Jamaica, Japan, Mexico, the Netherlands, Poland, Portugal, Romania, Singapore, the Slovak Republic, South Africa, South Korea, Spain, Switzerland, Thailand, Turkey, the Ukraine, the United Kingdom, Uruguay and Venezuela. A significant portion of spirits and wine revenue comes from sales outside of North America. In addition to economic and currency risks, Seagram's foreign operations involve risks including governmental regulation, embargoes, expropriation, export controls, burdensome taxes, government price restraints and exchange controls.

  Competition

     The spirits and wine industry is highly competitive. Due to ongoing formation of multinational retailers and buying groups in Europe, all marketers in the industry have confronted severe pricing pressure across Europe. This has been heightened as a result of Wal-Mart's acquisitions in Germany and the United Kingdom. Euro-based multinational retailers and buying groups have also expanded into certain markets in Asia and Latin America. Additionally, the expansion of non-traditional distribution channels, e.g. eBusiness, has added a new dimension to the global marketplace. Diageo plc, which resulted from the merger of two of the largest spirits and wine companies, Grand Metropolitan plc and Guinness plc, continues to be the largest global player. However, the spirits and wine industry has continued to evolve through mergers and the formation of alliances, e.g. Maxxium, and with the reemergence of strong local and regional brand owners.

     Seagram continues to address these competitive challenges by investing in brand equity building behind Seagram's core brands in key established and development markets. Seagram uses magazine, newspaper and outdoor advertising, as well as interactive marketing, to maintain and improve its brands' market position. Seagram also utilizes radio and television advertising, although the use of such advertising in connection with the sale of beverage alcohol is restricted by law or commercial practice in certain countries, including the U.S.

  Regulation and Taxes

     Seagram's beverage alcohol business is subject to strict governmental regulation covering virtually every aspect of operations, including production, marketing, pricing, labeling, packaging and advertising. In the U.S., Seagram must file or publish prices for its beverage alcohol products in some states as much as three months before they go into effect.

     In the U.S., Canada and many other countries, beverage alcohol products are subject to substantial excise taxes or custom duties and additional taxation by governmental subdivisions.

  Interest in Dupont

     At December 31, 2000, Seagram owned approximately 16.4 million shares of common stock of E.I. du Pont de Nemours and Company which had a market value of approximately $719 million as of such date.

ORGANIZATIONAL STRUCTURE

     The following table shows the subsidiaries through which we conducted the majority of our operations as of December 31, 2000:

                                                             OUR          OUR
                                           COUNTRY OF     OWNERSHIP   CONTROLLING
NAME                                      INCORPORATION   INTEREST     INTEREST
----                                      -------------   ---------   -----------
UNIVERSAL STUDIOS, INC.                      USA              92%          92%
  Polygram Holding, Inc.                     USA            *            *
  Interscope Records                         USA            *            *
  Def Jam Records, Inc.                      USA            *            *
  Universal City Studios, Inc.               USA            *            *
  USANi LLC                                  USA              49%           0%
CENTENARY HOLDING N.V.                     Holland            92%          92%

                                                             OUR          OUR
                                           COUNTRY OF     OWNERSHIP   CONTROLLING
NAME                                      INCORPORATION   INTEREST     INTEREST
----                                      -------------   ---------   -----------
  Universal Music (UK) Holdings Ltd.          UK            *            *
  Universal Holding GmbH                   Germany          *            *
  Universal Music K.K.                      Japan           *            *
  Universal Music S.A. France               France          *            *
UNIVERSAL PICTURES INTERNATIONAL B.V.      Holland            92%          92%
GROUPE CANAL S.A.                           France           100%         100%
  Canal Satellite                           France            66%          66%
  StudioCanal S.A.                          France            85%          85%
CEGETEL                                     France            44%          59%
  Cegetel 7                                 France            40%          80%
  SFR                                       France            35%          80%
  Cegetel Entreprises                       France            40%          80%
  AOL France                                France            35%          55%
VIVENDI TELECOM INTERNATIONAL               France           100%         100%
  Mattel                                   Hungary          *            *
  Monaco Telecom                            Monaco            51%          51%
VIVENDI UNIVERSAL NET                       France           100%         100%
  Vizzavi Europe                            France            50%          50%
  Scoot.com plc                               UK              22%          22%
  I France                                  France          *            *
  Ad-2-One                                  France          *            *
VIVENDI UNIVERSAL PUBLISHING                France           100%         100%
  Comareg                                   France          *            *
  Group Expansion                           France          *            *
  Group Moniteur                            France          *            *
  Editions Robert Laffont                   France          *            *
  Group Anaya                               Spain           *            *
  Havas Interactive Inc.                     USA            *            *
  Larousse-Bordas                           France          *            *
  Group Tests                               France          *            *
  France Loisirs                            France            50%          50%
VIVENDI ENVIRONNEMENT                       France            63%          63%
  Vivendi Water                             France          *            *
  CGEA Onyx                                 France          *            *
  CGEA Connex                               France          *            *
  US Filter                                  USA            *            *
  Dalkia                                    France            46%          73%
  FCC                                       Spain             18%          28%

---------------

* Indicates 100% ownership of the relevant Vivendi Universal subsidiary.

PROPERTY, PLANTS AND EQUIPMENT

     In connection with our music entertainment activities, we own manufacturing facilities in the United States, Germany and the United Kingdom and office buildings and warehouse facilities in various countries. In addition to our wholly owned facilities, we also own a manufacturing facility in the United States. Where we do not own property, we lease warehouses and office space around the world.

     Universal Studios owns, develops and manages commercial buildings with approximately 3.3 million rentable square feet of office space in Universal City, including Universal Studios CityWalk, an integrated retail/entertainment complex that offers shopping, cinemas and entertainment; the 10 Universal City Plaza office building, which is occupied by Universal Studios or leased to outside tenants; and the Sheraton-Universal Hotel.

     We own or have interests in hotels and other property and equipment in connection with our theme parks businesses as further described under "Item 4 -- Key Information -- Our Services -- TV & Film -- Recreation".

     In connection with its environmental services businesses, Vivendi Environnement generally conducts its water, energy services and transportation operations at premises owned by its customers; as a result, Vivendi Environnement does not own any significant physical properties in connection with those operations. With regard to its waste management services, Vivendi Environnement owns or operates approximately 120 sorting, recycling and transfer facilities (not including waste paper facilities), 119 solid waste landfill sites and 83 incineration and waste-to-energy transformation facilities worldwide.

     Vivendi Environnement is currently in the process of renovating a building located at 36-38 avenue Kleber, 75116, Paris, France for use as its headquarters building. Vivendi Environnement will lease the building for approximately E10.4 million per year. It expects to spend an additional E9 to 10 million renovating the building. The renovations are expected to be complete by May 2002. Vivendi Environnement will occupy approximately 15,000 square meters of the building, using it for offices for members of its management and senior managers of its principal subsidiaries.

     We have various commitments for the purchase of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

INTELLECTUAL PROPERTY

     We currently own a significant number of patents in France, the United States and in various countries worldwide. Although we believe that the patents associated with our various operations are of value, we do not consider any of them to be essential to our business.

     Trademarks, copyrights and brand recognition are important to our businesses, particularly the Music, Publishing, TV & Film, Telecoms and Internet segments as well as trademarks related to the spirits and wine business. We have registered our trademarks and copyrights with appropriate governmental authorities, believe that there is significant value associated with them, and it is our practice vigorously to defend our intellectual property interests against infringement by third parties. With respect to trademarks in the waste management business, Vivendi Environnement arranged for protection of the "ONYX" trademark (the word and logo) in many countries around the world and has signed trademark licenses with a number of its subsidiaries.

INSURANCE

     Each of Vivendi Universal's segments (Music, TV & Film, Publishing, Telecoms, Internet, and Environmental Services) are afforded protection by various types of property damage, business loss and civil liability insurance programs. These insurance programs are structured to address risks specific to each business segment and comply with legal regulations, requirements of customer contracts, public authorities and institutions providing financing. In addition to the insurance programs maintained for each business segment, Vivendi Universal maintains civil liability insurance programs of $400 million which provide protection for all segments.

     Vivendi Universal also has Directors and Officers liability insurance that provides $200 million of protection for our officers and directors.

ENVIRONMENTAL POLICIES

     While our operations and many of our products, services and technologies are aimed at protecting the environment, our activities impact the environment in negative ways as well. To minimize this impact, we have undertaken to enhance the environmental performance of all our business sectors by implementing an environmental protection action plan. The first phase of the plan, for the period between 2000 and 2005, focuses on the following goals:

     - Reducing direct carbon dioxide emissions of our world wide operations;

     - Using water resources properly by increasing control over water losses, creating improved waste water treatment systems and improving the average output rates of water distribution networks;

     - Improving waste management techniques through recovery of biogas, improved treatment of leachates in landfill sites, the development of new recycling processes and improved treatment of incinerator plan emissions;

     - Reducing visual impacts of our operations on the natural environment;

     - Increasing the research and development budget for environmental services;

     - Improving environmental management by increasing the number of employees certified under ISO 14001 and increasing spending on vocational training; and

     - Developing and implementing of a global environmental management system to track and manage environmental impacts of our global operations.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our operations should be read in conjunction with our financial statements and related notes included elsewhere in this document. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Item 3 -- Key Information -- Risk Factors". Our results may differ materially from those anticipated in the forward-looking statements.

     Since the introduction of the euro on January 1, 1999, our functional and reporting currency has been the euro. Accordingly, we prepared our 2000 and 1999 consolidated financial statements in euros. The consolidated financial statements for prior years have been prepared in French francs and have been restated in euros for each period presented using the official fixed exchange rate E1 = FF 6.55957. Therefore, the consolidated financial statements for prior years depict the same trends that would have been presented had they been presented in French francs. However, because they were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the French franc and restated them in euros. (see Note 2 to our consolidated financial statements).

OVERVIEW

     Vivendi Universal was created through the merger of Vivendi, Seagram and Canal Plus that was completed in December 2000. Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The Media and Communications business is divided into five business segments:
Music, Publishing and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Integration and partnering of the Media and Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

CONTENT

     - The Music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

     - The Publishing business is one of Europe's leading publishers of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP technology. The Publishing business is a content leader in five markets: education, games, healthcare information, local services and business and general information.

     - The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

ACCESS

     - The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

     - The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

     Vivendi Environnement, a 63% effectively owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including as water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

SIGNIFICANT TRANSACTIONS

     During the last year, we entered into several significant transactions that have realigned our businesses and have impacted the comparability of our financial statements.

MERGER OF VIVENDI, SEAGRAM AND CANAL PLUS

     On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Merger Transactions included:

     - The merger of Vivendi into its wholly owned subsidiary Vivendi Universal.

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law. In Vivendi Universal's combination with Seagram, holders of Seagram common shares (other than those exercising dissenters' rights) received .80 Vivendi Universal American Depositary Shares (ADSs), or .80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary Vivendi Universal Exchangeco Inc. (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held.

     - In connection with the business combination of Vivendi Universal and Seagram, Vivendi entered into a series of transactions involving Canal Plus, an entity approximately 49% owned by Vivendi before the Merger Transactions and included in its consolidated financial statements. Vivendi Universal acquired all the businesses of Canal Plus other than the French premium pay television channel business, which was subject to a French law that prohibits any person from owning more than 49% of a French television broadcaster. Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and retained their existing shares in Canal Plus, which retained the French premium pay television channel business. Vivendi Universal remains a 49% shareholder in Canal Plus and continues to consolidate it.

     In connection with the Merger Transactions, on December 19, 2000, we entered into an agreement with Diageo plc and Pernod Ricard to sell our spirits and wine business for $8.15 billion, an amount that is expected to result in approximate after-tax proceeds of $7.7 billion. The sale is expected to close during 2001 and is subject to regulatory approvals and customary closing conditions. We account for the spirits and wine business net operations as an exceptional item in the income statement and the expected proceeds from the sale as an investment on the balance sheet.

     In connection with the European Commission's approval of the Merger Transactions pursuant to the relevant European merger regulations, we committed to divest almost all of our stake in British Sky Broadcasting Group ("BSkyB"), the leading pay television broadcasting service in the United Kingdom and Ireland, within a period of two years from the completion of the Merger Transactions.

PURCHASE OF INTEREST IN MAROC TELECOM

     In December 2000, we announced that we had acquired a 35% stake in Moroccan telecommunications operator Maroc Telecom for approximately E2.3 billion. Maroc Telecom, which operates fixed-line and mobile telephone networks in Morocco, is estimated to have generated revenue of approximately E1.3 billion in 2000. In cooperation with Maroc Telecom, we intend to contribute our telecoms experience to the modernization of the telecommunications industry in Morocco.

DISPOSITION OF SITHE

     In December 2000, we, along with other shareholders of Sithe Energies, Inc. ("Sithe") finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings, Inc, ("Exelon") for approximately $696 million. The net proceeds of the transaction to Vivendi Universal were approximately $475 million. Following the transaction, Exelon is the controlling shareholder of Sithe; we retain an interest of approximately 34%. For a period of three years beginning in 2002, we can put to Exelon, or Exelon can call from us, our remaining interest. As a result of the transaction, we ceased to consolidate Sithe's results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for E2.13 billion. This transaction generated a capital gain of E415 million.

DISPOSITION OF NON-CORE CONSTRUCTION AND REAL ESTATE BUSINESSES

     As part of our strategy of focusing on our core Media and Communications and Environmental Services businesses, we have decided to withdraw from our non-core construction and real estate businesses. In order to facilitate this withdrawal, we restructured Compagnie Generale d'Immobilier et de Services ("CGIS"), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity's senior management for E42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe's leading construction company) from 49.3% to 16.9%, receiving in exchange E572 million, which resulted in a capital gain of approximately E374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci's results effective July 1, 2000. We have committed not to engage in further sales of Vinci shares until 2001, except to Vinci itself. We intend to dispose of our remaining stake in 2001.

LAGARDERE ALLIANCE

     In July 2000, pursuant to an alliance between Canal Plus and Lagardere, a French media company, Lagardere acquired a 34% stake in CanalSatellite and a 27.4% stake in MultiThematiques. Canal Plus reduced its stake in MultiThematiques to 27.4% (Vivendi reduced its indirect interest to nine percent). Canal Plus and Lagardere also set up three joint ventures. The first, 51% owned by Lagardere and 49% by Canal Plus, will own and operate existing theme channels and intends to create others. The second, 51% owned by Lagardere and 49% by CanalSatellite, will oversee interactive services for new channels jointly created by CanalSatellite and Lagardere. The third, a 50/50 joint venture between Lagardere and MultiThematiques, will create and distribute new theme-based channels based on Lagardere's international brands such as Elle.

EXPANSION OF VIZZAVI

     In May 2000, we signed an agreement with Vodafone pursuant to which we will participate in a venture to operate and promote Vizzavi, a multi-access Internet portal that provides web-based communications services, e-commerce and entertainment in a user-friendly, integrated package that is accessible from mobile telephones, personal data appliances, televisions and PCs. Vivendi introduced Vizzavi in France in June 2000. Together with Vodafone, we plan to introduce it in a number of European countries by the end of 2001.

OTHER ACQUISITIONS

     In addition to the above, we invested approximately E3 billion in the acquisition of other companies during 2000. This amount corresponds to the cash and non-cash investments made by us and does not take into account cash held by the acquired companies. The most significant acquisitions in the period can be categorized as follows:

     - Internet -- E780.1 million, principally used to acquire i-France for E149.3 million and Scoot for E443.4 million;

     - Telecoms -- E441.5 million relating to the acquisition of United Telecom Investment in Hungary for E130.3 million, Kencell in Kenya for E35.9 million, Xfera in Spain for E96.2 million and Vendi Telecom Espana SL for E90.2 million;

     - TV & Film -- E520.0 million in connection with financing the development of subsidiaries, including CANAL+ Belgium, Eurosport and Sogecable;

     - Publishing -- E219.1 million, including E93.3 million in Staywell, a medical publishing company;

     - Environmental Services -- E920.3 million, including E700.6 million dedicated to international expansion; and

     - Other of E123.2 million.

FORMATION/IPO OF VIVENDI ENVIRONNEMENT

     Vivendi Environnement was formed at the end of 1999. It brought together the majority of our water, waste management, energy services and transportation businesses, as well as our interest in FCC. Vivendi Environnement's formation was achieved by either the contribution of existing businesses and companies or the purchase of shares. Generale des Eaux, Dalkia and Companie Generale d'Entreprises Automobiles were transferred at book value in accordance with tax provisions applicable to certain mergers. US Filter and our interest in FCC were acquired by Vivendi Environnement in December 1999. In July 2000, Vivendi Environnement sold approximately 37% of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering. We currently hold an effective 63% interest in Vivendi Environnement, and intend to maintain majority control at this level for the long term.

COMPARABILITY

BASIS OF PRESENTATION

     The discussion presented below includes an analysis of total Vivendi Universal and business segment results prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP.

     For the years ended December 31, 2000, 1999 and 1998, we had a net income under U.S. GAAP of E1,907.8 million, E246.1 million and E565.2 million, respectively, compared to E2,229.0 million, E1,431.4 million and E1,120.8 million under French GAAP. Under U.S. GAAP, shareholders' equity was E64,729.4 million and E16,954.5 million for 2000 and 1999, respectively, compared to E56,671.1 million and E10,892.2 million under French GAAP.

     The most significant reconciling item relates to business combination accounting as described in Note 16 to our consolidated financial statements. Under French GAAP, goodwill may be recorded as a reduction of shareholders' equity when the acquisition has been paid for with equity securities, whereas goodwill is recognized as an asset under U.S. GAAP. Significant mergers that do not meet the U.S. GAAP criteria for pooling have been accounted for in our consolidated financial statements using a method pursuant to which goodwill is computed as the difference between the consideration paid and the net historical book value acquired. For U.S. GAAP purposes, these transactions are considered purchases.

     Business combination reconciling items have the following impact on equity and net income presented in our consolidated financial statements prepared under French GAAP:

     - an increase of our equity by E8,782.6 million and E7,876.3 million for the years ended December 31, 2000 and 1999, respectively, and

     - a decrease in our net income by E263.4 million, E1,052.7 million and E191.0 million for the years ended December 31, 2000, 1999 and 1998.

     Other significant items in reconciling French GAAP and U.S. GAAP, as they apply to the Company, are described in Note 16 to our consolidated financial statements.

CHANGE IN ACCOUNTING PRINCIPLES

     As of January 1, 2000, the following new accounting principles were adopted:

     - Revenue and expenses of subsidiaries financial statements denominated in a currency different from euros, which were previously translated at the year end exchange rate, are now translated at the average exchange rate during the period. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E16.3 million.

     - Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings. The cumulative effect of this change in accounting principle would have increased net income as of December 31, 1999 by E107.4 million.

     - Subscriber acquisition costs, which were previously spread over 12 months from the date the line was put into service, are now charged to expense. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E87.7 million.

     - Sports broadcasting rights acquired by Canal Plus are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000 and 1999. Total assets increased by E2.0 billion (most of which related to intangible assets) and total liabilities and shareholders' equity increased by the same amount.

     In order to facilitate comparability of financial statements, we have presented the 1999 financial statements on a restated basis. See "Item
18 -- Financial Statements -- Note 2 Summary of Significant Accounting Policies" for a description of some of the policies used in preparing our financial statements.

PRO FORMA

     To further enhance comparability, financial information for 2000 and 1999 is also presented on a pro forma basis which illustrates the effect of the Merger Transactions, the consolidation of CANAL+ on a twelve month basis in both periods and the divestiture of Vinci, as if the transactions had occurred at the beginning of 1999. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The discussion of the Telecoms, Internet and Environmental Services businesses do not include pro forma comparisons, since the pro forma adjustments did not impact those segments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 1999. We believe this information will help to better understand our business results.

RESULTS OF OPERATIONS

EARNINGS SUMMARY

                                                    ACTUAL                          PRO FORMA
                                              TWELVE MONTHS ENDED              TWELVE MONTHS ENDED
                                                 DECEMBER 31,                     DECEMBER 31,
                                   -----------------------------------------   -------------------
                                     2000     1999(1)      1999       1998       2000       1999
                                   --------   --------   --------   --------   --------   --------
                                            (EUROS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenue..........................  41,797.6   40,854.5   41,622.5   31,737.1   52,521.2   44,000.5
EBITDA...........................   5,980.9    4,300.6    5,235.0    3,453.0    7,213.2    4,862.5
  Depreciation and
     amortization................  (3,131.3)  (2,186.3)  (2,678.3)  (1,831.7)  (3,791.6)  (2,718.9)
  Expenses of replacement and
     repair of installation......    (278.2)    (278.8)    (276.2)    (289.9)    (278.2)    (274.5)
                                   --------   --------   --------   --------   --------   --------
Operating income.................   2,571.4    1,835.5    2,280.5    1,331.4    3,143.4    1,869.1
                                                                               ========   ========
Financial (expense)/income.......    (541.2)      75.9      (57.2)     307.3
Financial provisions.............     (91.7)    (163.0)    (162.9)    (298.0)
Exceptional items................   2,755.2     (922.7)    (914.3)      42.7
Depreciation, amortization and
  provisions on exceptional
  items..........................     191.6       76.9       76.5      206.6
Goodwill amortization............    (634.2)    (606.4)    (612.0)    (209.5)
                                   --------   --------   --------   --------
Income before income taxes,
  equity interest and minority
  interest.......................   4,251.1      296.2      610.6    1,380.5
Income taxes and deferred tax....  (1,020.9)     946.1      793.2      (90.0)
Equity in net income of
  affiliates.....................    (306.3)      32.9       32.9       42.5
Minority interest................    (624.9)     159.4       (5.3)    (212.2)
                                   --------   --------   --------   --------
Net income.......................   2,299.0    1,434.6    1,431.4    1,120.8
                                   ========   ========   ========   ========
Earnings per share -- basic......       3.6        2.7        2.7        2.5
                                   ========   ========   ========   ========

---------------
(1) Restated to reflect change in accounting policies.

2000 VERSUS 1999 (RESTATED)

     The actual 2000 results discussed below include the results of Seagram's operations for the twenty-three day period since the completion of the merger on December 8, 2000. The spirits and wine operations have been presented on a single line as a component of exceptional items.

  Revenue

     Our consolidated revenue totaled E41.8 billion in 2000 with Media and Communications and Environmental Services accounting for E40.1 billion, a global increase of 37% over 1999. Almost 20% of the revenue growth resulted from acquisitions and the impact of consolidating the results of CANAL+ for the full twelve-month period in 2000 (compared to three months in 1999), 3.7% resulted from favorable foreign currency exchange rates and 13.6% was due to internal growth (growth on a comparable basis at constant exchange rates excluding the impact of acquisitions and dispositions).

     Our Media and Communications businesses earned revenue of E13.6 billion in 2000, an increase of 63% over 1999, primarily due to the consolidation of CANAL+, as discussed above. Revenue from Universal Studios and Universal Music Group for the twenty-three day period included in the above was E0.2 and E0.5 billion, respectively. Internal growth in our Media and Communications businesses was 19% with growth in all business segments. The Media and Communications businesses represented 33% of our revenue in 2000, compared to 20% in 1999.

     Our Environmental Services businesses generated revenue of E26.5 billion in 2000, an increase of 26% compared to 1999. The increase was the result of internal growth of 11% and the full-year effect of acquisitions made in 1999, principally US Filter which was consolidated for twelve months in 2000 compared to eight months in 1999. Internal growth was generated by new contracts in the water, waste management and transportation divisions, increases in volumes and the price of paper in the waste management division and cogeneration facilities in France combined with expansion in Northern and Eastern Europe in the energy division. The Environmental Services businesses represented 63% of our revenue, compared to 51% in 1999.

     Revenue from non-core businesses declined to E1.7 billion in 2000 from E11.6 billion in 1999, reflecting our withdrawal from construction and real estate operations. The disposition of Vinci and Nexity, with revenue of E8.8 and E1.5 billion respectively in 1999, account for the revenue decline. Of the E1.7 billion in revenue from non-core businesses, E1.4 billion were earned by Sithe, in which we now have a reduced interest.

     In 2000, E21.2 billion or 51% of total revenue was generated in France, compared to E23.6 billion or 58% in 1999. The revenue decline in France and corresponding growth outside France reflected the impact of our acquisitions and dispositions, discussed above. Of the revenue generated outside of France, E5.6 billion was earned in the "euro zone" (includes 10 countries in Western Europe) and E4.8 billion was earned in European countries outside the euro zone, including E3.0 billion in the United Kingdom. In the Americas, revenue increased 52% to E8.5 billion, in Asia/Pacific, revenue reached E1.3 billion, including E0.5 billion in Australia, an increase of 64%. In emerging markets, revenue was approximately E0.5 billion.

  Operating Income

     Operating income was E2.6 billion in 2000, a 40% increase over 1999. Our Media and Communications businesses generated operating income of E612.1 million, before holding and corporate expenses, more than triple that of 1999. Including holding and corporate expenses, Media and Communications operating income was E417.5 million, representing 16% of our total operating income. This growth came primarily from our Telecoms business. This increase was primarily a consequence of the increased profitability of our French mobile business, which had operating income of E659.9 million, up from E185 million in 1999. In addition, Cegetel's fixed telephony business start-up losses were reduced, from E206.3 million in 1999 to E148.9 in 2000.

     Operating income generated by our Environmental Services businesses reached E1.9 billion in 2000, up from E1.5 billion in 1999. This 28% increase is attributable primarily to Vivendi Water and Onyx. Internal growth, primarily resulting from new environmental contracts, was 10%. Our Environmental Services businesses contributed almost 74% to our operating income in 2000, compared to 81% in 1999. Operating income from non-core businesses, principally in construction and real estate amounted to E257.4 million in 2000 versus E351.3 million in 1999.

     On a pro forma basis, operating income increased 68% to E3.1 billion and EBITDA increased 48% to E7.2 billion in 2000. These results reflect the strong performance and growth in all business units with the exception of Internet, in which development costs related to business expansion continued to have a negative impact on earnings.

  Financial Expense/Income

     Our net financial expense increased significantly in 2000 to E632.9 million primarily due to increased financing costs associated with our acquisitions. In addition to E1,288.4 million of financing costs, 2000 net financial expense included E684.8 million of capital gains on the sale of portfolio investments, primarily the sale of Alcatel and treasury shares and E91.7 million of financial provisions. In 1999, our net financial expense was comprised of E871.9 million in financing costs, E450.6 million of capital gains, E163.0 million of financial provisions and E235.6 million of foreign exchange gains. Our average cost of debt in 2000 was 5.15% compared to 5.13% in 1999.

  Exceptional Items

     In 2000, we recorded net exceptional income of E2.9 billion, compared to net exceptional expense of E0.8 billion in 1999. Significant items included in the 2000 net exceptional income were:

     - a net gain of E779.6 million on the dilution of our interest in Vivendi Environnement due to the IPO of that subsidiary;

     - E2,997 million in capital gains and gains on the dilution of our interests in other companies, including Dalkia (E734.6 million), Vinci (E549.3 million), BSkyB (E473.4 million), CanalSatellite/MultiThematiques (E408.1 million) and Sithe/GPU (E371.9 million)

     - E270.9 million in restructuring costs including, E146.7 million for our Publishing business and E124.2 million for our Environmental Services business.

  Goodwill Amortization

     Goodwill amortization increased five percent to E634.2 million in 2000, primarily due to the inclusion of twenty-three days of goodwill amortization related to the merger with Seagram and Canal Plus, partially offset by the impact of dispositions.

  Income Taxes

     Our income and deferred tax provision was E1 billion in 2000, compared to a tax benefit of E946.1 million in 1999. The year-on-year variance primarily results from a revaluation of tax loss carry forwards in 1999 of approximately E1 billion. Excluding exceptional items and goodwill amortization, Vivendi Universal's effective tax rate in 2000 was 33.7%.

  Equity in Earnings of Affiliates

     The equity in earnings of affiliates decreased to a loss of E306.3 million in 2000 from income of E32.9 million in 1999. The decrease is primarily due to increased losses from TV & Film affiliates of E109.2 million in 2000 compared to E20 million in 1999 and BSkyB of E118.9 million in 2000 compared to E13.7 million in 1999, combined with losses of E125.1 million from new Internet affiliates, most of which did not exist in 1999.

  Net Income

     Net income of E2.3 billion or E3.6 per basic share was earned in 2000, compared with net income of E1.4 billion or E2.7 per basic share in 1999.

1999 VERSUS 1998

  Revenue

     Our consolidated revenue increased to E41.6 billion in 1999 from E31.7 billion in 1998. Of this 31.2% increase, 19.6% resulted from acquisitions, primarily of US Filter, Superior Services and Havas Interactive, and the full year effect of our earlier acquisition of FCC. A further 9.7% was due to internal growth, principally in the Telecoms business. The impact of changes in exchange rates, particularly in the U.S. dollar/euro exchange rate, accounted for the remaining two percent.

     In 1999, our Media and Communications businesses earned revenue of E8.6 billion compared to E5.9 billion in 1998. Of this 44% increase, 23% was the result of internal growth in the Telecoms segment, caused primarily by a significant increase in demand for our mobile telephony services. The remaining 21% resulted from acquisitions, principally of Havas Interactive, Medi-Media and Canal Plus, in which we acquired an additional 15% ownership interest in September 1999. The Media and Communications businesses represented 21% of our revenue in 1999, compared to 19% in 1998.

     Our Environmental Services businesses generated revenue of E22.4 billion in 1999, compared to E16 billion in 1998. Of this 40% increase, 29% was attributable to external growth, principally our acquisitions of

US Filter and Superior Services. Approximately eight percent was due to internal growth, which resulted primarily from the new contracts won during this period and from the full year impact of contracts won in the preceding years. The Environmental Services businesses represented 54% of our revenue, compared to 50.5% in 1998. Revenue from non-core businesses, principally in construction and real estate amounted to E10.6 billion in 1999 versus E9.7 billion in 1998.

     Geographically, revenue generated in France totaled E23.8 billion, an increase of 11%, 10% of which came from internal growth. The majority of the growth was in Telecoms due the continued strong performance of our French telecommunications operations. Of the total revenue, 57% was generated in France in 1999 compared to 67% in 1998. Revenue generated outside France increased 73% to E17.8 billion in 1999, primarily as a result of our acquisitions discussed above. Internal growth, principally due to the impact of new environmental contracts, accounted for the remainder, or 10%. In total, business outside France represented 43% of our total revenue, compared to 33% in 1998. Of the revenue generated outside of France, E5.9 billion was earned in the euro zone, an increase of 46.7% and E4.9 billion was earned in European countries outside the euro zone, an increase of 29%, of which the United Kingdom accounted for E3.5 billion. In the Americas, revenue increased almost fourfold to E5.6 billion, in Asia/Pacific, revenue reached E0.8 billion, including E0.3 billion in Australia, an increase of 71%. In emerging markets, revenue was approximately E1 billion.

  Operating Income

     Operating income was E2.28 billion in 1999, a 71.3% increase over 1998, of which 33.5% was due to internal growth. The increase in operating income reflected a 1.3% improvement in operating margin and the impact of the acquisitions described above. The improved operating margin reflected internal growth in revenue of 9.7% compared to an 8.6% increase in operating expenses. Operating income generated by Media and Communications businesses, before holding and corporate expenses, doubled to E551.6 million (including internal growth of a factor of 2.4), representing 24% of our total operating income, compared to less than 20% in 1998. This growth came primarily from our Telecoms business, where operating income rose from E22.5 million to E350.6 million. This increase was primarily a consequence of the increased profitability of our French mobile business, which had operating income of E581 million, up from E291 million in 1998, and improved its operating margin to 16% from 11% in 1998. In addition, Cegetel's fixed telephony business start-up losses were materially reduced, from E264 million in 1998 to E215 in 1999. Finally, the Publishing business generated a 40% increase in operating income, a gain that resulted equally from the integration of our acquisitions and from an improvement in Havas' profitability. These increases were partially offset by CANAL+'s operating loss of E92.8 million, and by start-up losses of E50.8 million generated by our Internet businesses.

     Operating income generated by our Environmental Services businesses reached E1.7 billion in 1999, up from E1.1 billion in 1998. This 54.4% increase is attributable primarily to the consolidation of US Filter, which contributed approximately E339.1 million to our 1999 operating income. Internal growth, primarily resulting from new environmental contracts such as those described above, was 9.8%. Our Environmental Services businesses contributed 73% to our operating income in 1999, compared to slightly over 80% in 1998. Operating income from non-core businesses, principally in construction and real estate amounted to E225.8 million in 1999 versus an operating loss of E113.4 million in 1998.

  Financial Expense/Income

     Our net financial expense was E220.1 million in 1999 compared to net financial income of E9.3 million in 1998. This decline was primarily due to an increase of E463.9 million in our financing costs, which grew as a result of our 1999 acquisitions. As a result of a hedging policy that was implemented at the end of 1998, our average cost of debt fell from 5.45% to 5.13% between 1998 and 1999 in spite of rising interest rates. Allowances for financial provisions were E162.9 million in 1999, down from E298 million in 1998. This decrease was caused principally by lower allowances for financial risks due to the cancelation of certain real estate risks. We recognized E450.6 million in capital gains in 1999 (down from E553.2 million in 1998), primarily in connection with the sale of portfolio securities, including the sale of treasury shares and shares of

Alcatel and Saint-Gobain. In 1999, we recorded a E102.6 million exchange profit primarily as a result of the increase in the value of the U.S. dollar against the euro, compared to a loss of E10.4 million in 1998.

  Exceptional Items

     In 1999, we recorded a net exceptional loss of E837.8 million, compared to a E249.3 million profit in 1998. Significant items included in the 1999 net exceptional loss were:

     - capital gains of E650.8 million (E575.4 million re: Havas' billboard advertising business sale, E275.2 million re: the sale of our 18.7% interest in Audiofina and E148.7 million re: the sale of 9% of Havas Advertising), partially offset by a pre-tax capital loss of E386.7 million incurred in connection with the sale of CGIS's real estate assets;

     - exceptional charges of E1.42 billion, of which almost E800 million consisted of provisions related to real estate assets, (particularly the multi-year construction programs which were revalued to facilitate the process of selling them) and E318.5 million consisted of provisions related to the accelerated write-off of CANAL+ digital set-top boxes (which must be replaced sooner than expected by a new generation of equipment made necessary by the development of multi-access portals); and

     - E95.1 million in restructuring expenses, net of allowances and releases, of which related primarily to the construction, water, and energy services.

  Goodwill Amortization

     Goodwill amortization increased significantly in 1999. This increase is due primarily to strategic acquisitions, particularly of US Filter (goodwill amortization of E30 million) and Havas Interactive (goodwill amortization of E28 million) as well as from Vivendi Environnement (goodwill amortization of E45 million). As a result of the US Filter acquisition, and as part as of the restructuring of our activities in the United States, we wrote down the goodwill related to Aqua Alliance (E92 million) and its subsidiaries (E90 million).

  Income Taxes

     Our income taxes and deferred tax result for 1999 is a profit of E0.8 billion, compared to an expense of E90 million in 1998. The E0.8 billion profit is due to the fact that we recognized in 1999 a deferred tax asset of E1 billion.

  Equity in Earnings of Affiliates

     Our share in the net income of affiliated companies accounted for by the equity method amounted to E32.9 million in 1999, compared with E42.5 million in 1998. As in 1998, this category consisted primarily of net income generated by Cofiroute (E26 million compared with E21.4 million in 1998), Havas Advertising (E11.3 million compared with E13.6 million in 1998) and General Utilities' U.K. subsidiaries (E21.3 million compared with E17.4 million in 1998). CANAL+, which was fully consolidated during the last quarter of 1999, was accounted for using the equity method for the first nine months of 1999. CANAL+ and its subsidiaries contributed a negative E20 million to our net income, compared with a negative E9.6 million in 1998. BSkyB contributed negative income of E13.7 million.

  Net Income

     Our consolidated net income rose 27.7% to E1,431.4 million in 1999. This corresponds to net earnings per share of E2.7, as compared with E2.5 in 1998, a 10% increase.

BUSINESS SEGMENT RESULTS

                                                 ACTUAL                            PRO FORMA
                                          TWELVE MONTHS ENDED                 TWELVE MONTHS ENDED
                                              DECEMBER 31,                        DECEMBER 31,
                              --------------------------------------------    --------------------
                                2000      1999(1)       1999        1998        2000        1999
                              --------    --------    --------    --------    --------    --------
                                                      (EUROS IN MILLIONS)
Revenue
  Music.....................     494.6          --          --          --     6,611.0     5,705.0
  Publishing................   3,539.8     3,278.4     3,316.9     2,876.3     3,599.8     3,352.4
  TV & Film.................   4,248.3     1,150.6     1,151.8       200.6     8,795.5     7,345.2
  Telecoms..................   5,270.1     3,912.5     4,102.2     2,875.2     5,270.1     3,912.5
  Internet..................      47.8         2.1         2.0          --        47.8         2.1
                              --------    --------    --------    --------    --------    --------
     Media &
       Communications.......  13,600.6     8,343.6     8,572.9     5,952.1    24,324.2    20,317.2
     Environment............  26,512.0    20,959.4    22,428.2    16,047.2    26,512.0    20,959.4
     Non-Core Businesses....   1,685.0    11,551.5    10,621.4     9,737.8     1,685.0     2,723.9
                              --------    --------    --------    --------    --------    --------
Total Vivendi Universal.....  41,797.6    40,854.5    41,622.5    31,737.1    52,521.2    44,000.5
                              ========    ========    ========    ========    ========    ========
EBITDA
  Music.....................      94.2          --          --          --     1,157.0       840.0
  Publishing................     493.4       410.7       417.0       355.0       531.0       442.7
  TV & Film.................     526.0        84.8        86.0        13.0       770.9       325.7
  Telecoms..................   1,303.3       493.7     1,372.0       674.0     1,303.3       493.7
  Internet..................    (183.7)      (34.3)      (51.0)       (4.0)     (183.7)      (34.3)
                              --------    --------    --------    --------    --------    --------
                               2,233.2       954.9     1,824.0     1,038.0     3,578.5     2,067.8
  Holding and Corporate.....    (137.0)      (75.9)      (75.5)      (43.0)     (250.0)     (174.4)
                              --------    --------    --------    --------    --------    --------
     Media &
       Communications.......   2,096.2       879.0     1,748.5       995.0     3,328.5     1,893.4
     Environment............   3,544.3     2,723.6     2,781.0     1,929.0     3,544.3     2,723.6
     Non-Core Businesses....     340.4       698.0       705.5       529.0       340.4       245.5
                              --------    --------    --------    --------    --------    --------
Total Vivendi Universal.....   5,980.9     4,300.6     5,235.0     3,453.0     7,213.2     4,862.5
                              ========    ========    ========    ========    ========    ========

                                                 ACTUAL                            PRO FORMA
                                          TWELVE MONTHS ENDED                 TWELVE MONTHS ENDED
                                              DECEMBER 31,                        DECEMBER 31,
                              --------------------------------------------    --------------------
                                2000      1999(1)       1999        1998        2000        1999
                              --------    --------    --------    --------    --------    --------
                                                      (EUROS IN MILLIONS)
Operating income (loss)
  Music.....................      85.5          --          --          --       726.0       513.0
  Publishing................     344.7       352.1       354.5       252.2       382.3       384.1
  TV & Film.................    (110.6)     (103.2)     (102.7)       (4.7)      (90.6)     (307.0)
  Telecoms..................     486.1       (60.4)      350.6        22.5       486.1       (60.4)
  Internet..................    (193.6)      (35.1)      (50.8)       (6.4)     (193.6)      (35.1)
                              --------    --------    --------    --------    --------    --------
                                 612.1       153.4       551.6       263.6     1,310.2       494.6
  Holding and Corporate.....    (194.6)     (151.6)     (151.1)     (116.6)     (320.6)     (259.5)
                              --------    --------    --------    --------    --------    --------
     Media &
       Communications.......     417.5         1.8       400.5       147.0       989.6       235.1
     Environment............   1,896.5     1,482.4     1,654.2     1,071.0     1,896.5     1,482.4
     Non-Core Businesses....     257.4       351.3       225.8       113.4       257.3       151.6
                              --------    --------    --------    --------    --------    --------
Total Vivendi Universal.....   2,571.4     1,835.5     2,280.5     1,331.4     3,143.4     1,869.1
                              ========    ========    ========    ========    ========    ========

---------------
(1) Restated to reflect change in accounting policies.

MUSIC

     The Music business is conducted though Universal Music Group, which develops, acquires, produces, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries around the world. Universal Music Group also manufactures, sells and distributes music videos in the United States and internationally, licenses music copyrights and publishes music. Universal Music Group's record labels include A&M, Barclay, Blue Thumb, Decca/London, Def Jam, Deutsche Grammophon, Geffen, GRP, Impulse, Interscope, Island, Jimmy and Doug's Farmclub.com, MCA, MCA Nashville, Mercury, Mercury Nashville, Motown, Philips, Polydor, Universal and Verve. Universal Music Group owns the most extensive music catalog in the industry and is at the forefront of the development of new methods to distribute, market, sell, program and syndicate music and music-related programming by exploiting the potential of new technological platforms, that will allow the music business to be conducted over the Internet, cellular networks, cable and satellite.

  2000 Versus 1999

     Actual. The actual 2000 results include twenty-three days of Universal Music Group operations since the completion of the merger on December 8, 2000. Revenue for that period was E494.6 million, EBITDA and operating income were E94.2 million and E85.5 million, respectively.

     Pro forma. Revenue increased almost 16% to E6.6 billion in calendar year 2000. Excluding the impact of favorable foreign exchange, revenue would have increased five percent. In 2000, 67 albums reached worldwide sales in excess of one million units and 5 albums sold over five million units. Major album sales included those by Eminem, Limp Bizkit, U2, Bon Jovi, Nelly, Dr. Dre, 3 Doors Down, Sisqo, Sting, Texas, Ronan Keating and Aqua, among others. We continue to hold strong chart positions in all music genres and major markets, including the United States, United Kingdom, France, Germany and Brazil. Internationally, we continue to maintain a strong local repertoire presence. In calendar 2000, revenue generated in North America accounted for 44% of the total music revenue. The European market accounted for 39%, Asia Pacific contributed 13% and Latin America accounted for the remaining four percent. Operating income increased 42% and EBITDA increased 38%, or 24% on a constant exchange rate basis, reflecting strong performances in North America and Europe and worldwide cost savings achieved from the integration of PolyGram, partially offset by investments in our electronic business initiatives and weaker results in Latin America.

     We believe that emerging technologies will be strategically important to the future of the music business. Evolving technology allows current customers to sample and purchase music in more and different ways, and it exposes potential consumers to music they otherwise would not know exists. Through a variety of independent initiatives and strategic alliances, we continue to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the Internet, cellular networks, cable, satellite, wireless broadband and future networks. Our investments and initiatives include the Bluematter(TM) music format, the DataPlay physical format, InterTrust Technologies, Jimmy and Doug's Farm Club, GetMusic (our joint venture with BMG Entertainment) as well as our joint venture with Sony Music Entertainment to develop and launch pressplay, an online subscription-based music service.

PUBLISHING

     Vivendi Universal Publishing (formerly Havas) focuses on worldwide multi-platform content (press, publishing, multimedia and trade fairs) in five divisions -- games, education, health, information and literature. The games division is No. 1 worldwide in online games and No. 2 worldwide in PC-based games. The education division is one of the world leaders in its field and the European leader in PC-based educational CD-ROMs. Its market segments are school textbooks, youth, adult training and reference books. The divisions brands include Larousse, Nathan, Anaya and Coktel (Adibou). The health division provides professionals with regularly updated, top quality information. The information division has three branches: B2B, general information and local information. The literature division is a French market leader in general literature with well-known publishing houses including, Robert Laffont, Plon-Perrin and Les Presses-Solar-Belfond. Vivendi Universal Publishing is focused on developing interactive and digital content within all its divisions.

  2000 Versus 1999 (Restated)

     Actual. Revenue generated by our Publishing businesses totaled E3.5 billion in 2000, an increase of eight percent over 1999, approximately five percent of which was from internal growth. Internal revenue growth at our games division was 27%, primarily due to the worldwide success of Diablo II, which has sold over three million copies since its launch in 2000. The education division, with revenue of approximately E1.0 billion in 2000, had a successful year in textbooks (partly due to the turnaround of Anaya in Spain) but faced a weak market for educational CD-ROM sales, primarily in the U.S. Revenue generated by the health division at E419 million, increased in excess of 90% compared to 1999, due in part to the integration of Staywell-3V, a leading provider of consumer health information. Internal revenue growth in the health division was six percent. The information division contributed revenue in excess of E1.2 billion, an increase of six percent compared to 1999, reflecting the outstanding advertising market for B2B and consumer magazines. The literature division (excluding France Loisirs) performed well with revenue of E184 million, up 10% from 1999. Revenue generated outside France accounted for 46% of the Publishing businesses compared to 40% in 1999. Operating income for our Publishing businesses was E344.7 million in 2000. Excluding the amortization of Havas Interactive acquired software, operating income was E381 million, eight percent higher than 1999.

     Pro forma. Pro forma EBITDA increased 20%, of which seven percent was from internal growth. In 2000, Universal Interactive Games, which is included in the pro forma results, included revenue of E60 million or slightly below two percent of the total business, and operating income was E37 million. In 1999, Universal Interactive Games revenue was E74 million and operating income was E32 million.

  1999 Versus 1998

     Revenue generated by our Publishing businesses increased 15% to E3.3 billion in 1999, primarily due to the acquisition of Havas Interactive, which contributed revenue of E536 million. Internal revenue growth was three percent. Revenue generated by the Business and Professional division was E1.3 billion, up nine percent from 1998, primarily due to the advertising market for professional publications in France and in the United Kingdom and the integration of MediMedia, the world leader in drug information, for six months. Revenue generated by the General Public division was E1.5 billion, up 60% on 1998, primarily due to the integration of Havas Interactive. Of the Publishing businesses total revenue, 17% was generated by electronic media (mostly educational and game CD-ROMs) compared to five percent in 1998. Geographically, 40% of the revenue was generated outside France, compared to 27% in 1998. The Publishing businesses contributed E354.5 million to operating income in 1999, an increase of E102.3 million from 1998, primarily due to acquisitions described above. Internal growth was three percent resulting largely from productivity enhancements in our French operations.

TV & FILM

     Vivendi Universal's TV & Film businesses are a major global player in film and television production and distribution, pay television channels and services, digital television technology, Internet content and themed entertainment. The TV & Film businesses own the world's second-largest film and television library, totaling more than 8,600 feature films and more than 30,000 hours of TV programs. The TV business is comprised of CANAL+ and Universal Television and Networks Group. CANAL+ is the leading European producer and operator of pay television premium and theme channels, the number one in Europe in digital television and also is an international provider of digital TV solutions. Universal Television and Networks Group is a global television sales, networks and production operation, with customers in over 180 countries. The Film business is comprised of Universal Pictures and StudioCanal which produce and distribute motion picture, television and home video/DVD, products worldwide and engage in the licensing of merchandising and film property rights. Universal Studios Recreation Group operates the themed entertainment business, which is a natural extension of the core TV & Film businesses. Its "Universal Studios" destination resorts, theme parks and entertainment centers provide exciting and compelling attractions to visitors around the world.

     Through Universal Studios, Vivendi Universal has an effective 43% equity interest in USA Networks, Inc., which is focused on the new convergence of entertainment, information and direct selling. Formed in February 1998, the company is organized into three distinct but interrelated units: entertainment, electronic retailing and information and services.

  2000 Versus 1999 (Restated)

     Actual. Revenue from the TV & Film segment totaled E4.2 billion in 2000, of which E3.8 billion was generated by CANAL+ and E0.2 billion was generated by Universal Studios in the twenty-three day period following the merger. Revenue growth for CANAL+ was 17%, with 13% growth in pay TV. All divisions contributed to the revenue growth. Of the total TV & Film revenue, E2.7 billion were generated in France and E1.5 billion were generated outside France. At December 31, 2000, CANAL+ had 15.3 million subscriptions, an increase of nine percent over the prior year. The number of digital subscribers increased 32% in 2000, to
5.3 million. In spite of increased subscriptions and digital subscribers and several hits from StudioCanal, the CANAL+ operating loss increased to E98 million in 2000 from a E22 million loss in 1999 on a full year basis. The increased loss was primarily due to investment in the Italian pay television market, sports rights and competition in Europe, which increased expenses aimed at reinforcing subscriber loyalty and the move towards digitalization. This was partly offset by positive operating results at StudioCanal and CanalSatellite.

     Pro forma. Pro forma results include the operations of Universal Studios on a twelve-month calendar year basis and the consolidation of CANAL+ for twelve months in 1999. Pro forma EBITDA more than doubled to E770.9 million, on revenue of E8.8 billion, largely due to strong box office performance at Universal Studios and a solid subscriber base in the pay television market. The performance of Universal Studios improved year-on-year. In 2000, revenue increased 23% (six percent on a constant rate basis) to E4.7 billion, operating income was E7 million, an increase of E282 million, and EBITDA was E241 million, an increase of E337 million. These results reflect improvements in both the filmed entertainment and recreation and other businesses. Within the filmed entertainment business, revenue increased 22% (five percent on a constant rate basis), and EBITDA was E70 million, an improvement of E281 million compared to 1999. These results primarily reflect the solid performance of the motion picture business in 2000. The theatrical success of Dr. Seuss' How The Grinch Stole Christmas, Gladiator, Meet the Parents, Erin Brockovich and Nutty Professor II: The Klumps, combined with strong DVD and video sales of The Mummy, Notting Hill and American Pie resulted in improved earnings. Additionally, the development of programs designed to manage production, marketing, participation and overhead and development costs also contributed to filmed entertain-ment results. Results of the television and networks business also improved in 2000, primarily due to improved operating performance for channels launched in prior years and higher international earnings on USA Networks product, partially offset by lower library sales. Within the recreation and other business, revenue increased 26% (eight percent on a constant rate basis), and EBITDA increased to E171 million an improvement of E56 million compared to 1999. These results reflect improved earnings at Universal Studios Hollywood principally due to the opening of the CityWalk expansion in April 2000, increased management fees and earnings generated from the expansion of Universal Orlando and increased retail sales at Spencer Gifts.

  1999 Versus 1998

     Our TV & Film businesses contributed E1.15 billion to total revenue in 1999 compared to E0.2 billion in 1998. The significant increase was primarily due to the E951 million contribution from CANAL+ for the three-month period starting October 1, 1999. Prior to that date, the results of CANAL+ were accounted for using the equity method, however, after acquiring the 15% interest held by Richemont, the results of CANAL+ were fully consolidated. Our TV & Film businesses incurred an operating loss of E102.7 million in 1999, compared to a E4.7 million loss in 1998. The increased loss was due to the negative contribution of E92.8 million from CANAL+ for the fourth quarter.

TELECOMS

     Through Cegetel and VTI, Vivendi Universal provides a broad range of telecommunications services, including fixed and mobile telephony, Internet access and data services and transmission. Vivendi Universal currently owns, directly and indirectly, 44% of Cegetel's outstanding equity. The results of Cegetel are consolidated because, through a shareholders' agreement, Vivendi Universal has a majority of the shareholder voting rights and thus effective control. With 15% of the French telecommunications market at the end of 2000, Cegetel is the leading private full-service telecoms operator in France. Cegetel offers mobile telephone services through its subsidiary SFR, long distance and international fixed telephone services through Cegetel 7 and various telecommunications services to business customers through Cegetel Entreprises. VTI, a wholly owned subsidiary of Vivendi Universal, develops our telecommunications activities outside France. At the end of 2000, VTI was operating in Spain, Monaco, Poland, Hungary, Kosovo, Egypt, Morocco and Kenya.

  2000 Versus 1999 (Restated)

     The Telecoms business generated revenue of E5.3 billion in 2000, an increase of 35%, of which approximately 32% was generated from internal growth. Cegetel's revenue increased to E5.1 billion in 2000, compared with E3.9 billion in 1999, an increase of approximately 31%. This growth was linked to the continuing development of SFR, whose revenue increased by 31% to E4.6 billion in 2000, due to a 38% increase in the user base, from 7.3 million customers at the end of 1999 to 10.1 million at the end of 2000, which represented 35% of the French mobile telephone market. The volume increase was in line with the French mobile market growth, where penetration grew from 34% at the end of 1999 to 49% at the end of 2000. Monthly average usage per customer increased from 240 minutes in 1999 to 290 minutes in 2000. SFR's revenue growth was achieved despite a 15% decrease of the average revenue per user, from E53 to E45, which resulted primarily from increased share of prepaid customers in the customer base, a general trend of the French market, such customers representing significantly lower bills than postpaid customers. Prepaid customers accounted for 43% of SFR's total customer base at the end of 2000, versus 33% at the end of 1999. Additionally, SFR's revenue suffered from the decrease in incoming calls from fixed lines, which represented 30% of total incoming calls in 2000 versus 37% in 1999, and from the full year effect over 2000 of fixed-to-mobile rates' reduction decided in September 1999 at the request of the ART, the French telecommunications regulator. Revenue would have been even higher in 2000 had certain mobile-to-mobile contracts not been deferred until 2001. Our fixed telephony business revenue increased 43% to E455 million in 2000, compared to E318 million in 1999. Cegetel 7's revenue increased by 35% to E193 million. This growth is mainly due to an increase of the user base, including over 800,000 new clients and reaching 2.4 million lines at the end of 2000 versus 1.5 million lines at the end of 1999. Cegetel 7 has reached a market share of approximately nine percent at the end of 2000. Cegetel Entreprises' revenue increased by 50% to E262 million due, on the one hand, to the significant growth of voice traffic (increase of 37% to 1.4 billion minutes), mitigated by significant price pressure on voice products. On the other hand, Cegetel developed its data transmission services, which represented 40% of 2000 revenue compared to 35% in 1999, reflecting 62% growth.

     Operating income in 2000 was E486.1 million versus a operating loss of E60.4 million in 1999. The 1999 restated operating income reflects the adoption of a new accounting method related to mobile customers acquisition costs. These costs, which were previously capitalized and depreciated over 12 months, are now directly recorded as expenses. SFR's operating income increased to E634 million in 2000 from E54 million in 1999. This performance resulted both from a slight reduction in acquisition costs per user and from the scale effect linked to the increased customer base. Cegetel 7 incurred an operating loss of E59 million in 2000, stable versus 1999, as a decrease in tariffs was balanced by an increase in the client base and cost savings. Cegetel Entreprises' operating loss decreased from E148 million in 1999 to E89 million in 2000, due to increased revenue, a cost control program put in place in early 1999 and network restructuring.

     Telecoms consolidated EBITDA grew significantly on a pro forma basis, from E494 million in 1999 to E1.3 billion in 2000. The EBITDA from SFR's mobile unit grew 100% to E1.2 billion, whereas the fixed activities of Cegetel 7 and Cegetel Entreprises both significantly reduced their EBITDA loss by 40% from E143 million in 1999 to E86 million in 2000.

  1999 Versus 1998

     In 1999, the Telecoms businesses generated revenue of E4.1 billion, an increase of 43% compared to 1998, primarily due to the operations of Cegetel. Cegetel's revenue increased by 42% to E4.0 billion. This growth was due in part to the performance of SFR, whose revenue increased by 37% to E3.7 billion in 1999, largely as a result of a 73% increase in its user base, from 4.3 million customers at the end of 1998 to 7.3 million at the end of 1999. The volume increase was in line with the French mobile market growth, where penetration grew from 19% at the end of 1998 to 34% at the end of 1999. Monthly usage per customer increased from 210 minutes in 1998 to 240 minutes in 1999. Cegetel's growth was partially offset by a 16% decrease in its average revenue per customer, from E63 to E53, which resulted primarily from lowered prices. Price declines were caused by intense competition in the French market and by the increased popularity of prepaid, rather than contract, arrangements. Prepaid customers represented 33% of SFR's total customer base at the end of 1999, up from 15% at the end of 1998. Prepaid customers generated average monthly revenue of E23, compared to E59 for the average contract customer. Moreover, SFR suffered from an increase in non-revenue generating mobile-to-mobile calls, and from a 20% decline in fixed-to-mobile rates implemented in September 1999 at the request of the ART. Our fixed telephony business revenue more than doubled to E318 million in 1999, compared to E147 million in 1998. Cegetel 7's revenue almost tripled to E143 million. This growth is due largely to a 700,000 increase in Cegetel 7's subscriber base, from 400,000 in 1998 to 1.1 million in 1999 (traffic tripled to 1.6 billion minutes as well), partially offset by an average 25% price decrease, principally the result of the intense competition in this segment of the French telecommunications market. Cegetel 7 was able to win a market share of approximately seven percent in 1999, half of the market share relinquished by France Telecom to its competitors. Cegetel Entreprises' revenue doubled to E175 million, coming from a sharp increase in traffic (which almost quadrupled to 1.1 billion minutes), mitigated by significant price pressure on voice products.

     Operating income for our telecommunications businesses increased to E350.6 million from E22.5 million in 1998. Cegetel accounted for E366 million of the 1999 total, having contributed E27 million in 1998. Cegetel's contribution was partially offset by a E15 million operating loss generated by the international operations of VTI. Within Cegetel, SFR's operating income doubled to E550 million, due to the decline in the average cost per marginal mobile phone user, explained above, which resulted in an improvement in operating margin from 11% to 16%. Cegetel 7's operating loss significantly decreased to E58 million, compared to a E102 million loss in 1998, due to a leaner cost structure and a 30% drop in customer acquisition and customer care costs. Cegetel Entreprises' operating loss decreased from E193 million to E148 million in 1999, due to a cost control program put in place in early 1999 and network restructuring. These efforts were partially offset by continued high interconnection costs to France Telecom's network.

INTERNET

     The Internet business is conducted through Vivendi Universal Net which brings together all of Vivendi Universal's Internet ventures alongside Internet-related technological, investment and business development activities. Vivendi Universal Net is an investor, incubator, technical service provider and site operator that develops online content, technologies, brands and subscriber bases in collaboration with all the other Media and Communications businesses. Its focus is on selective investments, the strong internal growth of its subsidiaries and the development of applications that are not dependent on advertising as a revenue stream. Vivendi Universal Net's interactive operating strategy allows it to identify and develop synergies throughout the company and to benefit from economies of scale.

  2000 Versus 1999 (Restated)

     During 2000, many new Internet operations were launched or acquired including, Ad-2One, an online advertising agency and i-France, a multiservice portal that serves six European countries. Revenue in 2000 increased to E47.8 million, primarily as a result of these new businesses. The operating loss incurred in 2000 was E193.6 million, primarily due to start-up and development costs and marketing expenses. The planned European expansion of Ad-2One combined with new development in the Education portal and Enablers will continue to have a negative impact on earnings in 2001, however, the first launched vertical portals such as Flipside and Bonjour are expected to break even by the end of 2001.

  1999 Versus 1998

     Our Internet businesses expanded rapidly in 1999, however, revenue was insignificant as many operations were in the developmental stage. Due primarily to marketing costs and the undeveloped nature of the Internet industry in general, these businesses generated an operating loss of E50.8 million in 1999 compared to a loss of E6.4 million in 1998. The year-on-year increase resulted from additional development costs for new operations.

ENVIRONMENTAL SERVICES

     Vivendi Universal's Environmental Services businesses are primarily operated through Vivendi Environnement, a 63% effectively owned subsidiary. Vivendi Environnement is a worldwide leader in environmental services, with operations around the globe. It provides integrated services in four principal sectors, including water treatment and systems operation (Vivendi Water), waste management (Onyx), energy services (Dalkia) and transportation services (Connex), to a wide range of public authorities and industrial, commercial and residential customers. Vivendi Environnement also holds a 49% interest in and joint control of the holding company that owns FCC, one of the largest public companies in Spain, that operates in the construction, public works and environmental services sectors. Vivendi Environnement has been listed on the Paris Bourse since July 2000.

  2000 Versus 1999 (Restated)

     Environmental Services' total revenue for 2000 was E26.5 billion, an increase of 26% compared with 1999. Ten percent of the Environmental Services' revenue growth resulted from the full-year impact of acquisitions made in 1999, principally US Filter in water and Superior Services in waste management. Five percent resulted from favorable currency exchange rates and 11% was the result of internal growth. Revenue from Vivendi Environnement's water business was E12.9 billion, an increase of 23%, including 10% internal growth. Internal growth was generated by new contracts outside France and the steady development of waterworks in France. Revenue from Vivendi Environnement's waste management business was E5.3 billion, an increase of over 50% from 1999, of which internal growth was in excess of 13%. Internal growth resulted from a number of new contracts and increases in volumes and the price of paper. In the energy business, revenue increased 14% in 2000 to E3.2 billion, including almost 10% internal growth generated by cogeneration facilities in France and expansion in Northern and Eastern Europe. The transportation business generated revenue of E3.1 billion in 2000, up 29% from 1999, including internal growth of 13%, which resulted primarily from the development of the Stockholm and Melbourne contracts outside France and urban contracts within France. FCC generated revenue of in excess of E4 billion in 2000, E2 billion of which was contributed to Vivendi Environnement's consolidated revenue, reflecting its 49% interest. Revenue generated outside of France represented E15.4 billion, approximately 58% of the total.

     Operating income generated by Environmental Services businesses increased by 28% to E1.9 billion in 2000. Twelve percent of the operating income growth resulted from 2000 acquisitions and full-year impact of the 1999 acquisitions, primarily US Filter and Superior Services. Six percent resulted from favorable currency exchange rates and 10% was the result of internal growth, principally in the water, energy and transportation divisions. Operating income generated by Vivendi Environnement's water division increased 35%, including over 11% from internal growth. Internal growth resulted from new contracts acquired outside France, steady activities in the United States and the benefits of a cost management policy. The waste management division generated operating income of E399 million, an increase of almost 45% over 1999, primarily as a result of acquisitions. Operating income from the energy business increased approximately 13% to E191 million in 2000. The internal growth was 15.9%. The transportation division generated operating income of E108 million in 2000, an increase of in excess of 14% over 1999, due to the favorable evolution of Stockholm and British contracts. FCC, generated an operating income of E208 million, an increase of 12% from 1999.

  1999 Versus 1998

     Total revenue in our Environmental Services sector amounted to E22.4 billion in 1999, representing an increase of 40% over 1998, of which 29% was due to acquisitions, 7.7% to internal growth and the remainder due to the effect of changes in currency exchange rates, particularly the U.S. dollar/euro. Revenue from Vivendi Environnement's water business was E10.7 billion, an increase of 59% from 1998, primarily due to the acquisition of US Filter, which contributed E3.6 billion between May and December 1999. Internal revenue growth in the water business was approximately five percent. Revenue from Vivendi Environnement's waste management business was E3.5 billion, an increase of 24% from 1998, including internal growth in excess of nine percent, which resulted from a number of new contracts. Within the energy business, services revenue (Dalkia) increased five percent in 1999 to E2.8 billion, of which four percent was due to internal growth reflecting the ramp-up of cogeneration contracts in France and Eastern Europe. The transportation business generated revenue of E2.5 billion in revenue in 1999, up 23% from 1998, of which internal growth was 15%, resulting primarily from new contracts such as the Stockholm metro contract and the Melbourne contract. FCC generated revenue of almost E4 billion in 1999, E1.9 billion of which was contributed to Vivendi Environnement's consolidated revenue, reflecting its 49% interest. Geographically, revenue generated in France increased six percent to E9.9 billion. Outside France, revenue increased 88% to E12.5 billion, or 55% of the total revenue of the division.

     Operating income from our Environmental Services businesses increased by 54% to E1.7 billion in 1999. This increase is primarily attributable to the acquisitions of US Filter, Superior Services, hazardous waste-related assets from Waste Management and our interest in FCC. Internal growth was 10%, an increase attributable primarily to new contracts in the water, waste management and transportation segments. The water business contributed operating income of E793 million in 1999, an increase of 96%, largely due to US Filter. The performance was also improved due to continued cost cutting efforts in the French water business. Operating margin in the water business increased from six percent in 1998 to seven percent in 1999. Within the energy business operating income increased 25% to E170 million in 1999, including 22% from internal growth. In the waste management business, operating income totaled E277.7 million, an increase of 23%, primarily due to the acquisition of Superior Services and Waste Management, which contributed E25 million and E13 million, respectively, to our operating income. Internal growth was 11%. The transportation business generated operating income of E96.1 million, an increase of 28% from 1998 (including 20% internal growth), primarily resulting from increased passenger traffic in the United Kingdom, which led to higher productivity in our operations there. FCC's contribution to our operating income was E190.5 million in 1999, compared to E74.5 million for the second half of 1998. Operating income for the same period in 1999 was E104 million.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

     We satisfied our needs for working capital, expenditures and acquisitions over the last three years primarily through a combination of cash generated from operations, cash received from the issue of debt in the capital markets and committed bank facilities and disposition of non-core assets and businesses.

  2000 Versus 1999 (Restated)

     Net cash flow from operating activities reflects funds generated from operations and changes in operating assets and liabilities. Net cash flow from operating activities was E2.5 billion in 2000, an improvement of E1.7 billion over 1999. The improvement was mainly due to an increase in earnings primarily generated by our Telecoms, Publishing and Environmental Services businesses. We expect operating cash flow to increase as a result of the continuing development of our Media and Communications businesses and from a reduction in interest costs resulting from planned disposals. In addition, we expect the array of Seagram content assets to increase demand for our access services, and therefore to increase the net cash generated by our access operations. Also, we believe that Seagram's businesses -- particularly its recorded music business -- will generate strong cash flow, consistent with their historical performance.

     Net cash flow from investing activities consists of acquisitions and divestitures of intangible and tangible assets, acquisitions of businesses, investments in companies accounted for using the equity method and net differences of other investments and marketable securities. Net cash used in investing activities was E1.5 billion in 2000 compared to E12.9 billion in 1999. The significant decrease primarily reflects fewer strategic acquisitions paid for in cash in 2000 compared to 1999. Purchase of investments were E3.1 billion in 2000, E8.8 billion lower than in 1999. Capital expenditures were E5.8 billion in 2000, E0.7 billion higher than 1999. Proceeds from the disposal of investments and fixed assets were E6.9 billion in 2000 compared to E4.5 billion in 1999, mainly attributable to the divestiture of non-core real estate, construction assets and GPU power generation plants.

     Net cash flow used for financing activities was E0.6 billion in 2000 compared to net cash provided by financing activities of E13.7 billion in 1999. The year-on-year variance was primarily due to the merger with Seagram and Canal Plus. In July 2000, the sale of 37% of Vivendi Environnement through an IPO contributed to an increase in financing transactions of E3.8 billion.

  1999 Versus 1998

     Net cash flow from operating activities was E1.4 billion in 1999 compared to E2.9 billion in 1998. The decrease from 1998 to 1999 was mainly due to rising debt costs and sales of real estate assets, which more than offset increases in cash generated by our Telecoms, TV & Film and Publishing businesses.

     Net cash used in investing activities was E13.6 billion in 1999 compared to E2.9 billion in 1998. The significant increase in 1999 primarily reflects several strategic acquisitions, including US Filter, Superior Services, Havas Interactive, Elektrim, Medimedia and Sogeparc (representing, in the aggregate, a total cash investment of E12 billion). An additional E5.7 billion was invested in property and equipment, an increase of 44% over 1998, principally to finance Sithe's acquisition of GPU power generation plants and to strengthen Cegetel's mobile telephony network. These investments more than offset the E2.9 billion generated through the 1999 real estate sales, the billboard advertising sale, the Audiofina sale, the Havas Advertising sale and sales of shares and marketable securities.

     Net cash flow provided by financing activities was E13.7 billion in 1999 compared to E0.2 billion in 1998. The significant increase in 1999 was primarily due to increased proceeds from the issuance of common stock (principally in connection with the US Filter acquisition), the issuance of two series of convertible bonds that together generated proceeds in excess of E4.5 billion and additional credit facilities of approximately E6.0 billion.

     In connection with the sale of the spirits and wine business, Seagram and Joseph E. Seagram & Sons, Inc. ("JES") have recently completed tender offers and consent solicitations for all of their outstanding debt securities that would have otherwise matured between April 2001 and December 2038 (excluding the Adjustable Conversion-rate Equity Security Units ("ACES")), representing an aggregate of $6.175 billion principal amount of securities. Seagram and JES purchased an aggregate of approximately $6 billion of securities pursuant to these tender offers and consent solicitations. The aggregate purchase price, dealer management fees and solicitation fees paid in relation to these tender offers and consent solicitations totaled approximately $6.6 billion. On March 8, 2001, Vivendi Universal successfully completed an exchange offer and consent solicitation for 97.9% of the ACES, representing a principal amount of approximately $1 billion, issued by The Seagram Company Ltd. Vivendi Universal arranged certain bridge financing facilities with various financial institutions to provide funding for the tender offers and consent solicitations. We intend to repay amounts drawn under these bridge financing facilities from the proceeds of the sale of the spirits and wine business.

     We expect that we will be able to satisfy our cash requirements for the next 12 months without raising additional funds. As for our Media and Communications businesses, and our company as a whole, we expect cash flow from operations, combined with proceeds from disposals of non-core assets, to meet our need for liquidity. Cash flow from these sources, however, may not be sufficient to finance capital expenditures in our Telecoms and Internet segments, in which case we may incur some additional debt, likely in the form of bank loans.

CAPITAL RESOURCES

     We meet our long-term financing needs through the issuance of bonds and convertible debt and adapt to changes in these needs through the issuance of commercial paper and through short-term credit facilities. As at December 31, 2000, our material capital resources included, E56.7 billion in total shareholders' equity (up from E10.8 billion in 1999), E23.8 billion in long-term debt (up from E19.1 billion in 1999) and E14.9 billion in short-term debt (versus E15 billion in 1999). Our net financial debt at December 31, 2000 was E25.5 billion, of which E13.1 billion relates to our Environmental Services businesses. The net financial debt was 91% denominated in euros with an average interest cost of 4.82% versus 4.1% in 1999. The remaining balance of the net financial debt was denominated in U.S. dollars, pounds sterling and Australian dollars with an average interest rate of 7.12%, 7.32% and 6.72%, respectively. Altogether, the average cost of debt in 2000 was 5.15% versus 5.13% in 1999. The maturity profile of the E23.8 billion in long-term debt is: E7.3 billion will mature in one to two years, E12.6 billion will mature in more than two years but less than five years, and E3.9 billion will mature in more than five years. We expect to accelerate the retirement of the Media and Communications businesses net financial debt with the anticipated proceeds from the sale of Seagram's spirits and wine operations, completion of the ACES exchange offer and sale of our investment in BSkyB. Our ratio of net financial debt to shareholders' equity and minority interest was 38% in 2000 (versus 153% in 1999).

CAPITAL EXPENDITURES

     Our total capital expenditures for 2000 were E5.8 billion, compared to E5.1 billion in 1999. Our 2000 capital expenditures were primarily in connection with our Telecoms (E1.1 billion), TV & Film (E0.8 billion) and Environmental Services (E2.6 billion) businesses. In addition, we invested E32.5 billion in the acquisition of other companies in 2000, principally related to the merger of Vivendi, Seagram and Canal Plus (a non-cash transaction of E29.5 billion).

     Capital expenditures are expected to remain at similar levels over the next years in order to maintain existing facilities, continue research and development and promote the launch of new products and services.

     We believe our access to external capital resources together with internally generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility. We expect to fund future capital requirements of our content business from future cash flows generated by operations. Regarding our Telecoms and Internet businesses, we expect to fund our future substantial capital expenditure requirements (including our E4.95 billion bid for a UMTS license in France) through additional incurrence of debt. We expect that Vivendi Environnement will finance its capital requirements from its net cash flows and existing external financing and, if necessary, a moderate increase in indebtedness.

EFFECT OF INFLATION

     Inflation did not have a material effect on our revenue or income from continuing operations in the 1998-2000 period.

UPDATE ON INTEGRATION AND SYNERGIES

     Integration and cost-savings initiatives, along with the identification of revenue- and EBITDA-generating opportunities, are proceeding well. Cost-saving initiatives are well under way across all businesses and major progress has been made in the first three months since the creation of Vivendi Universal toward achieving the Company's 2002 target of E420 million. Cost-savings have resulted from consolidations in headquarters operations, real estate, logistics, IT (Information Technology) and procurement. Additional cost savings are expected in all these areas. Identification of revenue synergies are well advanced and poised for delivery in 2002. Those synergies are projected to contribute E1 billion to the revenue line, resulting in an annual EBITDA contribution of E220 million. Synergies identified cut across the Company's content and access business units.

OTHER MATTERS AND RECENT DEVELOPMENTS

SFR SUBMITS APPLICATION FOR UMTS LICENSE

     On January 30, 2001, SFR, an indirect subsidiary of Vivendi Universal, officially submitted its application for a license to provide third generation UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that would allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The licenses are expected to be awarded in 2002. The fee for each license is currently expected to be E4.95 billion, with payments spread over a 15-year period. The French government may be considering proposals to alter the terms of the license awards.

CANAL+'S SALE OF ITS STAKE IN EUROSPORT

     On January 31, 2001, CANAL+ announced that it had sold its 49.5% interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to E303.5 million for CANAL+ and E345 million for Vivendi Universal as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ will remain a distribution channel for Eurosport. CANAL+ had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

CONVERTIBLE BOND ISSUANCE

     On February 2, 2001, Vivendi Universal placed E457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an 8.67% stake. The 1% five-year bonds were issued at a price of E77.35, a 30% premium to Vinci's then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which managed the offering of the bonds, exercised its over-allotment option to purchase E70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to E527 million. Conversion of all the bonds into Vinci shares would result in the elimination of Vivendi Universal's stake in Vinci.

ACQUISITION OF UPROAR INC.

     On February 5, 2001, Flipside Inc., a subsidiary of Vivendi Universal's Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of the outstanding stock of Uproar for $3 per share, or a total consideration of $140 million. The transaction has been approved by the Boards of both companies and will make the combined entity an overall leader in interactive games on the Internet.

EXCHANGEABLE BOND ISSUANCE

     On February 8, 2001, Vivendi Universal placed E1.809 billion principal amount of bonds exchangeable into Vivendi Environnement stock on a one for one basis. The bonds correspond to 9.3% of the capital stock of Vivendi Environnement. The 2%, five year bonds were issued at a price of E55.90, a 30% premium over the previous day's weighted-average price. Excluding, the 9.3% now allocated to the exchangeable bonds, Vivendi Universal holds 63% of Vivendi Environnement, and intends to maintain its majority control at this level for the long term.

DISPOSITION OF AOL COMPUSERVE FRANCE

     In March 2001, Vivendi Universal finalized the terms of the disposition of its interest in AOL CompuServe France.

ACQUISITION OF EMUSIC.COM

     On April 6, 2001, we entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer at $.57 per share. The acquisition was completed on June 14, 2001.

ACQUISITION OF MP3.COM

     On May 20, 2001, Vivendi Universal announced that it had reached an agreement in principal to acquire MP3.com, Inc. for $372 million in a combined cash and stock transaction. The acquisition is subject to customary closing conditions, including regulatory approval.

ACQUISITION OF HOUGHTON MIFFLIN COMPANY

     On June 1, 2001, Vivendi Universal announced that it had reached an agreement in principal to acquire Houghton Mifflin through a cash tender offer for all of Houghton Mifflin's common stock at a price of $60 per share. The total consideration approximates $2.2 billion, including the assumption of Houghton Mifflin's average net debt of $500 million The acquisition is subject to normal customary closing conditions, including regulatory approval.

SALE OF LOEWS CINEPLEX

     On June 28, 2001, Universal Studios and USIBV sold their interests to Goldman, Sachs & Co. for an aggregate purchase price of $1.00. We intend to use the tax loss from the sale to offset gains on other capital transactions.

CANCELATION OF SHARES

     On June 28, 2001, the Vivendi Universal board authorized the cancelation of 22 million shares, reducing the number of outstanding shares by approximately 2%.

TRENDS

     We believe that we can continue to achieve substantial growth in 2001 and beyond. The key industry factors that will enable us to sustain significant internal growth in our two core businesses are:

     - In the Media and Communications division, continuing advances in technology and growth in the mobile telephony sector, particularly in mobile data and wireless internet services, as well as increasing demand for multimedia services, which we intend to exploit by leveraging our key content assets, including those we acquired in the Merger Transactions with Seagram and Canal Plus.

     - In the Environmental Services division, the acceleration of the trend towards privatization in the municipal market. We believe that the percentage of the worldwide operating and management ("O&M") water market that is privatized will continue to grow. Similarly, although only a very small portion of the O&M industrial water market is privatized today, it is growing rapidly. We anticipate similar growth trends in our other environmental businesses.

The factors that may cause our expectations not to be realized include, but are not limited to, those described in "Item 3 -- Key Information -- Risk Factors".

FINANCIAL OUTLOOK

     The strong results that we generated in 2000, combined with our unique combination of content and distribution assets provide a solid foundation for growth in 2001. For our Media and Communications businesses, revenue growth (excluding Universal Studios Group Filmed Entertainment) is targeted to be 10% and EBITDA growth is targeted to be 35% for the period 2000-2002.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

     The table below shows the names, current principal occupations and recent employment history of the directors of Vivendi Universal.

                                                                                     DATE
                                                                     EXPIRATION    INITIALLY
                               PRINCIPAL BUSINESS ACTIVITIES          DATE OF      APPOINTED
NAME                             OUTSIDE VIVENDI UNIVERSAL          CURRENT TERM   TO BOARD    AGE
----                      ----------------------------------------  ------------   ---------   ---
Jean-Marie Messier......  Chairman and CEO of Vivendi Universal.        2004         1998      44
                          Chairman and CEO of Vivendi 1994 to
                          2000.
                          Mr. Messier is also a director of
                          Compagnie de Saint-Gobain, LVMH Moet
                          Hennessy Louis Vuitton, UGC Unipart
                          Group of Companies, BNP Paribas,
                          Alcatel, USA Networks, Inc. and The New
                          York Stock Exchange.
Edgar Bronfman,           Executive Vice Chairman of Vivendi            2004         2000      46
  Jr.(1)................  Universal.
                          President and Chief Executive Officer of
                          Seagram from 1994 to 2000.
                          Mr. Bronfman is also a director of USA
                          Networks, Inc.
Eric Licoys.............  Co-COO of Vivendi Universal.                  2004         2000      62
                          Chairman and CEO of Vivendi Universal
                          Publishing since 1998.
                          Advisor to Vivendi's Chairman from 1997
                          to 1999.
                          Chairman of Lazard Freres & Cie from
                          1996 to 1997.
                          Mr. Licoys is also a director of CGEA,
                          Media Overseas.
Pierre Lescure..........  Co-COO of Vivendi Universal.                  2004         2000      55
                          Chairman and CEO of CANAL+, and Chairman
                          of the Executive Board of CANAL+ Group.
                          Mr. Lescure is also the Vice Chairman of
                          Sogecable SA (Spain), Companie
                          Independiente de Television SL (Spain),
                          Sociedad General de Cine SA (Spain).

                                                                                     DATE
                                                                     EXPIRATION    INITIALLY
                               PRINCIPAL BUSINESS ACTIVITIES          DATE OF      APPOINTED
NAME                             OUTSIDE VIVENDI UNIVERSAL          CURRENT TERM   TO BOARD    AGE
----                      ----------------------------------------  ------------   ---------   ---
Bernard Arnault.........  Chairman and CEO of Moet Hennessy Louis       2004         2000      52
                          Vuitton.
                          Mr. Arnault is also the Chairman of
                          Christian Dior, Groupe Arnault,
                          Montaigne Participations et Gestion SA
                          and a director of Financiere Jean
                          Goujon, Christian Dior Couture, Societe
                          Civile du Cheval Blanc, Saint Emilion.
Jean-Louis Beffa........  Chairman and CEO of Compagnie de Saint-       2004         2000      59
                          Gobain.
                          Mr. Beffa is also Vice Chairman of BNP-
                          Paribas, and a director of Groupe
                          Bruxelles-Lambert (Belgium).
Edgar M. Bronfman(2)....  Former Chairman of the Board of Seagram       2004         2000      72
Richard H. Brown........  Chairman and CEO of Electronic Data           2004         2000      54
                          Systems Co. since January 1, 1999.
                          From July 1996 to December 1998, Chief
                          Executive Officer of Cable and Wireless
                          plc.
                          From May 1995 to July 1996, President
                          and CEO of H&R Block, Inc.
                          Mr. Brown is also a director of Home
                          Depot Inc.
Jean-Marc Espalioux.....  Chairman of the Executive Board of Accor      2004         2000      49
                          since 1997.
                          Previously a member of the Executive
                          Committee of Vivendi and then Deputy CEO
                          of Vivendi.
                          Mr. Espalioux is also a director of Fiat
                          France.
Philippe                  Chairman of CEO of Adecco.                    2004         2000      65
  Foriel-Destezet.......
                          Mr. Foriel-Destexet is also Chairman of
                          Akila S.A., Eco S.A., Idem France S.A.
                          Nescofin UK Limited and a director of
                          Carrefour S.A., Akila Finance S.A. and
                          Securitas A.B.
Jacques Friedmann.......  Retired Chairman of the Supervisory           2004         2000      68
                          Board of AXA-UPA (Chairman from
                          1993-2000).
                          Mr. Friedmann is also a director of
                          Alcatel, BNP Paribas, and Total Fina Elf
                          S.A.
Esther Koplowitz........  Chairman and member of the Board of           2004         2000      48
                          Directors of Fomento de Constructiones y
                          Contratas (Spain)
Marie-Josee Kravis(3)...  Senior Fellow, Hudson Institute Inc.          2005         2001      51
                          Mrs. Kravis is also a director of The
                          Canadian Imperial Bank of Commerce,
                          Hollinger International Inc., The Ford
                          Motor Company, Hasbro Inc., StarMedia
                          Network, Inc. and USA Networks, Inc.
Henri Lachmann..........  Chairman and CEO of Schneider Electric        2004         2000      62
                          since 1999.
                          Chairman and CEO of Strafor Facom from
                          1993 to 1998.

                                                                                     DATE
                                                                     EXPIRATION    INITIALLY
                               PRINCIPAL BUSINESS ACTIVITIES          DATE OF      APPOINTED
NAME                             OUTSIDE VIVENDI UNIVERSAL          CURRENT TERM   TO BOARD    AGE
----                      ----------------------------------------  ------------   ---------   ---
Samuel Minzberg(3)......  President of Claridge Inc.                    2004         2001      51
                          Mr. Minzberg is also a director of Koor
                          Industries Ltd., ECI Telecom Ltd.,
                          Groupe Expordev Inc., Reitmans (Canada)
                          Limited and HSBC Bank Canada.
Simon Murray............  Chairman of Simon Murray & Associates.        2004         2000      61
                          Mr. Murray is also the Chairman of Gems
                          Ltd., Onyx Ltd. (Hong Kong) and a
                          director of Hermes International, Cheung
                          Kong Holdings Ltd., Hutchinson Whampoa
                          Ltd. and Tommy Hilfiger Corporation.
Serge Tchuruk...........  Chairman and CEO of Alcatel.                  2004         2000      63
                          Mr. Tchuruk is a director of Alstom,
                          Societe Generale, Thompson-CSF (Thales)
                          and Total Fina Elf S.A.
Rene Thomas.............  Honorary Chairman and Director of BNP         2004         2000      72
                          Paribas.
                          Mr. Thomas is also a director of
                          Chargeurs Essilor and Usinor.
Marc Vienot.............  Honorary Chairman and Director of             2004         2000      72
                          Societe Generale.
                          Chairman and CEO of Societe Generale
                          from 1973 to 1997.
                          Mr. Vienot is also a director of
                          Alcatel, Aventis, Societe Generale
                          Marocaine de Banque and Ciments
                          Francais.

---------------
(1) Son of Edgar M. Bronfman.

(2) Father of Edgar Bronfman, Jr.

(3) Mrs. Marie-Josee Kravis and Mr. Samuel Minzberg were elected as Director for a four-year term by shareholders at a Meeting held on April 24, 2001. They succeeded Messrs. Charles R. Bronfman and Andre Desmarais who resigned effective April 24, 2001. Mr. Thomas Middelhof also resigned with the same date of effect.

     Other than those described in footnotes (1) and (2), there are no familial relationships among our directors and executive officers.

     Our directors are appointed for renewable terms of a maximum of four years, subject to provisions of Vivendi Universal's statutes relating to age limits.

SENIOR MANAGEMENT

     The table below shows the names of our senior managers and members of the Executive Committee (other than Jean-Marie Messier, Edgar Bronfman, Jr., Eric Licoys and Pierre Lescure (listed in the table above under "Directors")), their current positions and principal responsibilities:

NAME                                       OTHER CURRENT RESPONSIBILITIES
----                                    ------------------------------------
John Borgia.........................    Senior Executive Vice President
                                        Human Resources of Vivendi Universal
Phillippe Germond...................    Chairman and CEO of Cegetel Chairman
                                        and CEO of Vivendi Universal Net
Guillaume Hannezo...................    Senior Executive Vice President and
                                        Chief Financial Officer of Vivendi
                                        Universal
Doug Morris.........................    Chairman and CEO of Universal Music
                                        Group
Denis Olivennes.....................    Member of the Executive Board of
                                        CANAL+. Chief Operating Officer of
                                        CANAL+.
Henri Proglio.......................    Executive Senior Vice President CEO
                                        of Vivendi Environnement
Agnes Touraine......................    Vice Chairman and CEO of Vivendi
                                        Universal Publishing

COMPENSATION OF DIRECTORS AND SENIOR MANAGERS

     The aggregate amount of compensation that we paid to our directors, officers and senior managers, which included approximately 30 persons in all, for services to the Company and its subsidiaries during the 2000 fiscal year was
10.32 million euros.

     The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for our senior managers as a group, which included 11 persons in all, was approximately E1.358 million during the 2000 fiscal year. Except as described below, none of these persons is party to a service contract with Vivendi Universal pursuant to which he or she will receive material employment termination benefits. In 2000, we awarded these persons options to purchase 2,904,000 Vivendi Universal ordinary shares and options to purchase 1,535,000 Vivendi Universal American Depositary Shares (of which 520,000 options are based on an award made in 2000 by Seagram). The options on ordinary shares had an average exercise price of E88.12 and an average expiration date of September 30, 2008. The options on American Depositary Shares had an average exercise price of $70.83 and an average expiration date of July 14, 2009.

     In respect of Seagram's fiscal year ended June 30, 2000, Edgar M. Bronfman received total compensation, including salary, bonus and other compensation, of $2,439,744. In respect of the same period, Edgar Bronfman, Jr. received compensation, including salary, bonus and other compensation of $7,046,431 and options for 650,000 Seagram common shares. These options have been converted into options for 520,000 Vivendi Universal ADSs, have an exercise price of $76.80 and expire on February 14, 2010. Of these options, 260,000 are currently exercisable, and the other 260,000 options become exercisable in equal installments over a three year period beginning on February 15, 2001. The other former Seagram directors on Vivendi Universal's board, Richard H. Brown, Marie-Josee Kravis and Samuel Minzberg, received compensation from Seagram in respect of acting as directors during Seagram's fiscal year ended June 30, 2000. Non-employee directors of Seagram received a retainer of $42,500 per year plus a fee of $1,500 for each board and committee meeting attended and were reimbursed for travel expenses incurred in connection with meetings attended. In addition, Marie-Josee Kravis received an additional $7,500 per year for acting as Chairman of Seagram's Human Resources Committee. Under The Seagram Company Ltd. Stock Plan for Non-Employee Directors, each non-employee director received at least 50% of his or her retainer in Seagram common shares or share equivalents and could elect to receive his or her entire retainer in that form. Non-employee directors could also receive their fees for attending board and committee meetings in Seagram common shares or share equivalents. Seagram did not set aside or accrue any material amounts to provide pension, retirement or similar benefits for Edgar Bronfman, Edgar Bronfman, Jr., Richard H. Brown, Marie-Josee Kravis or Samuel Minzberg in respect of Seagram's fiscal year ended June 30, 2000.

     Bonus compensation paid to Edgar M. Bronfman and Edgar Bronfman, Jr. in respect of Seagram's fiscal year ended June 30, 2000 was paid, in each case, under Seagram's Senior Executive Short-Term Incentive Plan or Seagram's Management Incentive Plan. For the 2000 fiscal year, target awards for executive officers under both plans were based upon Seagram or its applicable operating unit achieving prescribed objectives for earnings before interest, taxes, depreciation and amortization. Awards under the Senior Executive Short-Term Incentive Plan could be reduced for any reason, including the assessment by the Human Resources Committee of Seagram's board of directors of the individual executive's performance or of the financial performance of Seagram or its operating units. Management Incentive Plan awards could be reduced or increased based on an assessment of the individual executive's performance.

     As previously disclosed by Vivendi Universal, the fixed component of the remuneration of the Chairman and Chief Executive Officer in 2000 was 1.075 million euros gross, and 329,000 euros net after income tax and social charges. The amount of the variable component of the Chairman's remuneration will be set following approval of the financial statements by the Shareholders' Meeting. It could total a maximum amount of 3.2 million euros gross, and 1.1 million euros net after income tax and social charges.

BOARD PRACTICES

     Under our statuts, our company is managed by a board of directors composed of no less than three members and no more than eighteen members.

     By way of an exception to the foregoing and pursuant to the exception set forth by law in case of merger, our board of directors currently consists of 19 directors. The board includes 15 independent directors, and eight non-French directors. Under our statuts, shareholders elect board members for four year renewable terms.

     Our board of directors has the broadest powers to act in all circumstances on behalf of the company and to take all decisions related to management and disposal of assets within the limit of the corporate purpose, and subject only to the powers granted by law to shareholders' meetings.

EMPLOYMENT AGREEMENT WITH EDGAR BRONFMAN, JR.

     Seagram is party to an employment agreement with Edgar Bronfman, Jr. that is guaranteed by Vivendi Universal. The employment agreement has a four-year term that began December 8, 2000 and will automatically be extended for additional one-year periods unless Seagram or Mr. Bronfman provides 120 days' written notice of termination prior to the next extension date. The agreement provides that Mr. Bronfman will be the sole vice chairman of Vivendi Universal and Seagram, and will report to Vivendi Universal's chairman, who will be the only executive senior to Mr. Bronfman. Mr. Bronfman's duties under the employment agreement will include primary responsibility for music and spirits and wine. In addition, the operating head(s) of Vizzavi, Vivendi Net and other Internet investments and activities will report directly to Mr. Bronfman.

     Under the employment agreement, Mr. Bronfman continues to receive an annual base salary of $1,000,000 and have an annual target bonus equal to 300% of his base salary payable upon achievement of annual performance targets. However, Mr. Bronfman will receive a minimum annual bonus of $2,000,000 for the first two years of the agreement. Mr. Bronfman will also participate in all Vivendi Universal and Seagram employee benefit plans at the levels afforded our other senior executives, but not less than the levels afforded to Mr. Bronfman by Seagram immediately prior to the execution of the arrangement, and will receive additional perquisites.

     If Mr. Bronfman's employment is terminated by us or by Seagram (including by a failure to extend the employment agreement) other than for "cause" or by Mr. Bronfman for "good reason," (including any voluntary termination by Mr. Bronfman during the thirteenth month following the effective time of the arrangement), in each case as defined in the employment agreement, Mr. Bronfman will be entitled, in addition to accrued compensation, to severance payments equal to (1) three times the sum of his annual base salary and target bonus, plus (2) a pro rata portion of his target bonus for the year of termination. In addition, Mr. Bronfman's employment agreement provides the following additional severance payments and benefits:

     - all unvested stock options outstanding on the date or termination will become fully vested and exercisable, except that the unvested options (described above) granted at the recommendation of the chairman of Vivendi Universal at the compensation committee's first meeting on or after the effective time of the arrangement, and all options will remain exercisable for the period applicable to vested options under the applicable option agreement; provided that any termination of employment (other than for cause or by reason of death or disability) will be treated as a retirement for purposes of options and other stock-based plans and agreements of Seagram in which Mr. Bronfman participated as of the commencement of the term of the employment agreement, or any successor plans, programs or arrangements; provided, further that if Mr. Bronfman terminates his employment for good reason based solely on his right to resign during the thirteenth month following the effective time of the arrangement, the options (described above) granted at the beginning of the term of the employment agreement shall be only two-thirds vested and exercisable and the vesting of the other options granted under the employment agreement will not accelerate;

     - the continuation of all medical, life insurance and disability benefits for a period of three years following the termination date, except that those benefits will become secondary to any benefits granted by a new employer;

     - his age and years of service for retirement plan eligibility and certain other purposes will be increased by three years;

     - all unfunded pension benefits will become fully vested; and

     - reimbursement of reasonable expenses incurred for outplacement services during the three-year period following his termination date.

     In the event Mr. Bronfman becomes subject to any excise tax, the agreement entitles him to payment in an amount sufficient to ensure a net after-tax benefit to him that is the same as if no excise tax had been charged.

     Seagram will also indemnify Mr. Bronfman to the fullest extent permitted by applicable law and has provided him with customary directors' and officers' liability insurance. Amounts payable to Mr. Bronfman will be increased in the event he becomes subject to any French tax.

BOARD COMMITTEES

  Audit Committee

     We have established an audit committee and a compensation committee. The audit committee is comprised of Marc Vienot, Philippe Foriel-Destezet, Henri Lachmann and Marie-Josee Kravis. Marc Vienot serves as chairman. Beginning in 2001, the audit committee will meet at least once each quarter prior to meetings of the board of directors at which annual and semi-annual company and consolidated financial statements are to be considered, and at other times when an event of particular importance to us occurs. The audit committee met three times during the 2000 fiscal year.

     The audit committee is responsible for reviewing the annual and semi-annual company and consolidated financial statements, our internal control procedures, our internal and external auditors and the accounting methods and principles that are or may be applicable to our company. The audit committee is authorized to meet with our internal and external auditors without any executive officers being present, and to meet with the executive officers responsible for preparing financial statements without any other executive officers being present.

  Compensation Committee

     The compensation committee is comprised of Edgar M. Bronfman, Bernard Arnault and Serge Tchuruk. Edgar M. Bronfman serves as chairman. No director may be appointed to the compensation committee if he or she is employed by a company that has a compensation committee on which a director or executive officer of our company serves. The compensation committee meets at least twice a year and met three times during the 2000 fiscal year.

     The compensation committee is responsible for making proposals to the board of directors with regard to the remuneration of executive officers, the grant of stock options to executive officers and related issues. The compensation committee is also responsible for advising the chairman of Vivendi Universal with regard to stock option plans and for providing advice in connection with the selection of executive officers and directors.

EMPLOYEES

     The average number of Vivendi Universal's employees in 2000 was approximately 253,000 people worldwide. The table below shows a breakdown of employees by business segments:

                                      AVERAGE NUMBER   AVERAGE NUMBER   AVERAGE NUMBER
                                       OF EMPLOYEES     OF EMPLOYEES     OF EMPLOYEES
                                         IN 2000          IN 1999          IN 1998
                                      --------------   --------------   --------------
MEDIA & COMMUNICATIONS
Music*..............................         719                --              --
TV & Film...........................       7,152          **22,299          19,227
Publishing..........................      22,007                 +               +
Internet............................         933                 +               +
Telecoms............................       9,603             8,164           6,087
          SUB-TOTAL.................      40,414            30,463          25,314
Environmental Services..............     212,084           171,126         135,953
Other***............................         788            74,002          74,343
TOTAL...............................     253,286           275,591         235,610

---------------
  * Includes only 23 days of Seagram in 2000.

 ** Includes only 3 months of CANAL+ in 1999.

*** Includes our Construction and Property activity, the majority of which was disposed in 2000.

  + TV & Film employee numbers for 1999 and 1998 include Publishing and Internet employees.

     Our employees' membership in trade unions varies from country to country, and we are party to numerous collective bargaining agreements. As is generally required by law, we renegotiate our labor agreements in Europe annually in each country in which we operate.

     Although we have experienced strikes and work stoppages in the past, we believe that relations with our employees are generally good. We are not aware of any material labor arrangement that has expired or is soon to expire and that is not expected to be satisfactorily renewed or replaced in a timely manner.

SHARE OWNERSHIP

     The total amount of Vivendi Universal's voting securities owned by its directors and executive officers, other than those related to the Bronfman family, is less than 1%.

     The following table shows the number of Vivendi Universal ADSs beneficially owned by each of the Seagram designees to the Vivendi Universal board of directors, as of May 31 2001:

                                                    NUMBER OF          PERCENTAGE OF
BENEFICIAL OWNER                                VOTING SECURITIES    VOTING SECURITIES
----------------                                -----------------    -----------------
Edgar M. Bronfman.............................  33,441,416(1)               3.3%
Edgar Bronfman, Jr. ..........................  35,177,209(2)               3.5%
Richard H. Brown..............................            750                 *
Samuel Minzberg...............................            750                 *

---------------
(*) Less than 1%

(1) Includes 31,541,219 ADSs owned indirectly by The Edgar Miles Bronfman Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants
    (EMBT), and 1,189,212 ADSs owned directly by the PBBT/Edgar Miles Bronfman Family Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants (PBBT/EMBFT), trusts for which Mr. Bronfman serves as a trustee, 888 ADSs owned directly by Mr. Bronfman, 517,813 ADSs issuable upon the exercise of options which are currently exercisable or become exercisable within 60 days of May 31, 2001, and 192,284 ADSs owned by two charitable foundations of which Mr. Bronfman is among the trustees or directors. Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and the PBBT/EMBFT and with respect to ADSs owned directly by him.

(2) Includes 31,541,219 ADSs owned indirectly by the EMBT trust for which Mr. Bronfman serves as a trustee, 792 ADSs owned directly by Mr. Bronfman, 3,442,666 ADSs issuable upon exercise of options which are currently exercisable or become exercisable within 60 days of May 31, 2001, 192,000 ADSs owned by a charitable foundation of which Mr. Bronfman is among the trustees and 532 ADSs in which Mr. Bronfman has an indirect interest through an investment in the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (based on the value of such investment as of December 4, 2000). Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and with respect to ADSs owned directly by him.

THE GOVERNANCE AGREEMENT

     We are a party to a governance agreement with certain former Seagram shareholders that are members or affiliates of the Bronfman family (the "Bronfman shareholders"). In addition to the provisions described below, the governance agreement restricts the transfer of Vivendi Universal shares held by the Bronfman shareholders and contains other provisions relating to the ownership, holding, transfer and registration of Vivendi Universal shares. See also "Item 7: Major Shareholders and Related Party Transactions -- Related Party Transactions -- Share Purchase From Members of Bronfman Family".

DESIGNEES TO VIVENDI UNIVERSAL'S BOARD OF DIRECTORS

     Under the governance agreement, Vivendi Universal has elected to, and is required to use best efforts to, cause the continuation for a four-year term on its board of directors of four former members of Seagram's board of directors. Two of the four designees are parties to the governance agreement (Edgar M. Bronfman and Edgar Bronfman, Jr.), and the remaining two designees (Richard H. Brown and Samuel Minzberg) are unaffiliated with the Bronfman family (the "non-Bronfman designees"). Our board of directors consists of 19 members. The number of directors will be reduced to 18 by January 1, 2003, subject to French law as it relates to employee shareholder representatives on the board.

     Following the expiration of the initial four-year period, and for so long as the Bronfman shareholders continue beneficially to own the applicable percentage of the number of Vivendi Universal voting securities (as described below) owned by them immediately following the effective time of the arrangement, we will use our best efforts to cause the election of the number of individuals designated by the Bronfman shareholders indicated below:

                                                          NUMBER OF
PERCENTAGE OF INITIAL INVESTMENT                      BRONFMAN DESIGNEES
--------------------------------                      ------------------
more than 75%.......................................          3
more than 50% but less than or equal to 75%.........          2
more than 25% but less than or equal to 50%.........          1

     After the initial four-year term, the renomination of the non-Bronfman designees will be our discretion.

     "Vivendi Universal voting securities" are securities that generally entitle the holder to vote for members of Vivendi Universal's board of directors, or securities issued in substitution for such securities, including Vivendi Universal ordinary shares, Vivendi Universal ADSs and exchangeable shares.

DESIGNEES TO THE COMMITTEES OF VIVENDI UNIVERSAL'S BOARD OF DIRECTORS

     For so long as either (i) the Bronfman shareholders have the right to designate at least two members of Vivendi Universal's board of directors or (ii) the Bronfman shareholders are collectively the largest holders of Vivendi Universal voting securities other than Vivendi Universal and its affiliates, we must:

     - appoint and maintain a designee of the Bronfman shareholders as the chairman of the compensation committee of our board of directors;

     - cause the chairman of the compensation committee to be appointed and maintained as a member of the nominating committee of our board of directors;

     - cause the nominating committee to be responsible for proposing the nomination of all directors, other than the Bronfman designees;

     - cause a designee of the Bronfman shareholders to be appointed and maintained as a member of the audit committee of our board of directors; and

     - cause a designee of the Bronfman shareholders to be appointed and maintained as a member of any subsequently formed executive or similar committee if the failure of the Bronfman shareholders to participate would be inconsistent with the purposes of the board and committee participation rights described above.

STOCK OPTION PLANS

     Two stock option plans were introduced in fiscal 2000, the first in May 2000, and the second in December 2000 following the merger of Vivendi, Seagram and Canal Plus. The two plans involved a total of 13,670,458 options, or 1.3% of Vivendi Universal's capital stock at the date of the merger. Under the plans, 1,047 optionees were granted 2,783,560 options to purchase stock at a non-discounted exercise price of 111.44 euros, and 3,681 optionees were granted 10,886,898 options to purchase stock at a non-discounted exercise price of 78.64 euros or 67.85 U.S. dollars for options to purchase American Depositary Shares. The allocation of stock options is made on the basis of three criteria: level of responsibility, performance, and identification of high-potential managers or those who have carried out significant business operations.

     Following the merger of Vivendi, Seagram and Canal Plus, Vivendi Universal also introduced an exceptional performance-related stock option plan in December 2000, known as the "out-performance" plan. The plan involved a maximum of 5,200,000 options (drawn from treasury stock) granted to Vivendi Universal's 91 principal managers. The stock options were granted at a non-discounted exercise price of 78.64 euros or 67.85 U.S. dollars for options to purchase American Depositary Shares. The accelerated exercise of these options is tied to Vivendi Universal outperforming the MSCI Media index.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     To our knowledge, other than with respect to the Bronfman shareholders, as discussed above, no individual shareholder owns beneficially, or exercises control or direction over, 5% or more of the outstanding Vivendi Universal ordinary shares. There are 71,703,859 Vivendi Universal ADSs and exchangeable shares held by the Bronfman shareholders and subject to the governance agreement. The foregoing shares, collectively, represent approximately 7.1% of the voting securities. The information for the Bronfman shareholders is based on their holdings as of May 31, 2001. The governance agreement is described under "Item 6 -- Directors, Senior Management and Employees -- Share Ownership -- The Governance Agreement".

RELATED PARTY TRANSACTIONS

SHARE PURCHASE FROM MEMBERS OF BRONFMAN FAMILY

     On May 29, 2001, we acquired an aggregate of 16,900,000 ADSs from entities related to the Bronfman family. The purchase price for these acquisitions was
74.9228 euros per ADS for 15,400,000 of the ADSs we purchased and 76.9414 euros per ADS for 1,500,000 of the ADSs we purchased. In connection with these sales, each of the sellers (other than a charitable foundation) agreed with us that, from May 29, 2001 until December 31, 2001, it will not sell or otherwise transfer any ADSs that it holds (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), subject to certain specified exceptions.

ESTHER KOPLOWITZ AND FCC

     In October 1998, Vivendi acquired from Ms. Esther Koplowitz, a member of Vivendi Universal's board of directors, a 49% interest in the holding company that owns 56.5% of FCC. The parties made the economic effect of the transaction retroactive to July 1, 1998. Ms. Koplowitz owns the remaining 51% of the holding company.

     The same month, Vivendi and Ms. Koplowitz signed a shareholders' agreement providing for shared control of the economic activity of the holding company, FCC and FCC's subsidiaries (the "FCC group"). Specifically, the agreement provides that Vivendi and Ms. Koplowitz are to be equally represented in the main executive bodies of the FCC group, i.e., the board of directors and executive committees of FCC and its subsidiaries.

     At the same time, Vivendi entered into an option agreement under which Ms. Koplowitz has an option to sell to Vivendi, at any time between April 18, 2000 and October 6, 2008, her 51% interest in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option, up to seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year, whichever is lower.

CLARIDGE INC.

     For the period July 1, 1998 through April 30, 2001, Claridge Inc. reimbursed a subsidiary of Seagram for the use of aircraft owned by such subsidiary in the amount of $438,293. The payment represented Claridge's pro rata share of the applicable operating expenses of the aircraft. For the same period, Seagram paid or accrued rent and reimbursed expenses to Claridge in the amount of 1,047,072 Canadian dollars for the use by Seagram of office and parking space and secretarial services. The Charles Rosner Bronfman Family Trust, a trust established for the benefit of Charles R. Bronfman and his descendants, owns all the shares of Claridge. Charles R. Bronfman is among the directors and officers of Claridge.

THE ANDREA & CHARLES BRONFMAN PHILANTHROPIES, INC.

     For the period July 1, 1998 through April 30, 2001, The Andrea & Charles Bronfman Philanthropies, Inc., a charitable organization, paid or accrued rent and reimbursed Seagram in the amount of $190,876 for use by such organization of office space in Seagram's offices in New York. Andrea Bronfman and Charles R. Bronfman are directors of The Andrea & Charles Bronfman Philanthropies, Inc.

FRANK ALCOCK

     Since the beginning of Seagram's last fiscal year, Frank Alcock, the father-in-law of Edgar Bronfman, Jr., has provided consulting services to affiliates of Seagram for $6,250 per month.

USA NETWORKS, INC.

     Universal Studios holds an effective 43% interest in USA Networks for the period ended May 31, 2001 through its ownership of common stock and class B common stock of USA Networks and shares of USANi LLC, a subsidiary of USA Networks, which Universal Studios can exchange for common stock and class B common stock of USA Networks. Universal Studios is party to a governance agreement among USA Networks, Universal Studios, Liberty Media and Barry Diller. The governance agreement:

     - limits Universal Studios from acquiring additional equity securities of USA Networks;

     - restricts Universal Studios from transferring USA Networks securities;

     - provides for representation by Universal Studios and Liberty Media on USA Networks' board of directors; and

     - lists fundamental actions that require the consent of Universal Studios, Liberty Media and Mr. Diller before USA Networks can take those actions.

     In addition, Universal Studios has entered into a stockholders' agreement among Universal Studios, Liberty Media, Mr. Diller, USA Networks and Seagram. The stockholders' agreement:

     - governs the acquisition of additional USA Networks securities by Liberty Media;

     - restricts the transfer of shares; and

     - generally grants Mr. Diller voting control over all of the USA Networks capital stock owned by Universal Studios and Liberty Media except with respect to the fundamental actions discussed above.

     Universal Studios is also party to a spin-off agreement among Universal Studios, Liberty Media and USA Networks providing for interim management arrangements in the event that Mr. Diller ceases to be chief executive officer of USA Networks or becomes disabled. In addition, Universal Studios has entered into agreements with USA Networks providing for various ongoing business arrangements, including:

     - an international distribution agreement granting Universal Studios the right to distribute internationally, programs produced by USA Networks for a fee;

     - a domestic distribution agreement granting USA Networks the right to distribute specific Universal Studios programming, including Universal Studios' library of television programs, for a fee; and

     - a transition services agreement and agreements relating to merchandising, music administration and music publishing, home video distribution, the use by USA Networks of Universal Studios' studio facilities and certain other matters.

     The parties negotiated these ongoing arrangements, which contain normal business terms and conditions, on an arms' length basis. Under the agreement governing Universal Studios' investment in USA Networks, at various times since March 1998 Universal Studios and Liberty Media have exercised their pre-emptive rights to purchase additional shares of USANi LLC shares following issuances of common stock by USA Networks. Universal Studios and Liberty Media may continue to exercise these pre-emptive rights from time to time in the future.

     Mr. Diller is the chairman of the board and chief executive officer of USA Networks and, based on the information as of January 31, 2000 set forth in the proxy statement of USA Networks dated March 6, 2000, owns or has the right to vote, pursuant to the stockholders agreement, approximately 14% of the outstanding

USA Networks common stock and 100% of the outstanding USA Networks class B common stock and has approximately 75% of the outstanding total voting power of USA Networks common stock and USA Networks class B common stock.

     On May 28, 1999, USA Networks acquired from Universal Studios Holding I Corp. all of the capital stock of PolyGram Filmed Entertainment, Inc. ("PFE"), including the domestic motion picture and home video distribution organization conducted as PolyGram Films, PolyGram Video, PolyGram Filmed Entertainment Canada, Gramercy Pictures, Interscope Communications and Propaganda Films.

     Universal Studios acquired PFE in December 1998 as part of Seagram's approximately $10.6 billion acquisition of PolyGram. At the time of the sale of PFE to USA Networks, USA Networks agreed to pay or assume certain liabilities relating to the acquired businesses, and Universal Studios and USA Networks entered into agreements providing for various ongoing business arrangements between Universal Studios and USA Networks, including, among others:

     - a domestic theatrical distribution agreement, pursuant to which USA Networks made a $200 million interest bearing loan to Universal Studios' parent which is due in approximately eight years unless repaid earlier from receipts arising from distribution of specified motion pictures which USA Networks has the exclusive right to distribute theatrically, on television and on video in the United States and Canada for a fee;

     - an ancillary services agreement, pursuant to which the parties will provide certain customary transitional services to each other during the six months following the closing;

     - a videogram fulfillment agreement, pursuant to which Universal Studios or one of its affiliates will provide certain "pick, pack and ship" and related fulfillment services in the United States and Canada with respect to videos containing motion pictures of USA Networks; and

     - a music administration agreement, pursuant to which, subject to certain specified exceptions, USA Networks appointed Universal-MCA Music Publishing to be the exclusive administrator for 15 years of USA Networks' interest in certain music publishing rights to music compositions owned or controlled by USA Networks which are written for or used in motion pictures and videos following the closing.

     These arrangements were negotiated by the parties on an arms' length basis and contain customary business terms and conditions. In the ordinary course of business, and otherwise from time to time, Seagram and Vivendi Universal may enter into other agreements with USANi and its subsidiaries.

ITEM 8:  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See our financial statements in Item 18.

LITIGATION

     In the ordinary course of its business, Vivendi Universal and its subsidiaries and affiliates are, from time to time, named as a defendant in various legal proceedings. Vivendi Universal maintains comprehensive liability insurance and believes that its coverage is sufficient to ensure that it is adequately protected from any material financial loss as a result of any legal claims made against Vivendi Universal.

     BT filed a request for arbitration against Vivendi Universal with the International Court of Arbitration on March 8, 2000, alleging, among other things, that Vivendi Universal breached the Cegetel Shareholders' Agreement by agreeing with Vodafone to establish a joint venture to develop and market Vizzavi. On November 9, 2000, the court issued a ruling rejecting that claim. The court also ruled, however, that if BT proves that the creation of Vizzavi harmed SFR, BT will be entitled, in its capacity as indirect shareholder of SFR, to compensation from Vivendi Universal. Vivendi Universal believes that there was no such harm and is vigorously defending the claim BT is pursuing upon that ground before the court.

     On June 21, 2000, the French competition commission opened an investigation into the state of competition in drinking water and waste water treatment markets in France. On February 27, 2001, Compagnie Generale des Eaux was served with a complaint alleging that it had illicitly cooperated with its competitors in the course of bidding for certain water services contracts. In particular, the complaint alleged that, in order unlawfully to limit competition, Compagnie Generale des Eaux declined to bid for contracts that were also subject to bids by joint ventures Compagnie Generale des Eaux had formed with other water companies. Compagnie Generale des Eaux intends to respond to the complaint by explaining, on a case-by-case basis, its lawful reasons for declining to bid for the contracts in question. At this time, it is impossible to predict what financial penalties, if any, will be imposed in connection with this proceeding.

     In December 1999, Vivendi entered into an Investment Agreement with Elektrim SA by which it acquired 49% of Elektrim Telekomunikacja Sp. Zoo ("Telco"). Telco in turn holds 51% of PTC and 100% of Bresnam following the transfer of these stakes to Telco by Elektrim. In October 1999, Deutsche Telecom ("DT") commenced arbitration proceedings in Vienna alleging that Elektrim's purchase on August 26, 1999 of 13.9% of the PTC shares from four minority PTC shareholders (which gave it a 51% controlling interest in PTC) violated the PTC shares that were part of those shares transferred to Elektrim on August 26, 1999. DT is seeking (1) a declaration that the transfer to Elektrim on August 26, 1999 was ineffective; (2) alternatively, an order requiring the transfer of 3.126% of PTC shares to DT; and/or (3) damages in an amount of $135 million. Under the terms of the Investment Agreement, Vivendi Universal may be liable for the first $100 million of any damages awarded against Elektrim. The hearing date for the arbitration has been set down for November 5, 2001.

     CANAL+ is involved in two proceedings before the French competition commission in the field of film broadcasting rights. The first one was initiated by the French authorities in order to control that CANAL+ fully complied with the order pronounced against them in 1999 regarding pay-per-view rights. The second one was introduced by competitors alleging that CANAL+ and its pay per view subsidiary Kiosque restrict competition by acquiring film broadcasting rights on an exclusive basis.

     On February 4, 1999, the Antitrust Division of the United States Department of Justice issued a civil investigative demand to Universal Studios, Inc. as well as to a number of other motion picture film distributors and exhibitors as part of a civil investigation into compliance with the consent decrees entered in U.S. v. Paramount Pictures, et al. and various other practices in the motion picture distribution and exhibition industry. The civil investigative demand required the distributors and exhibitors to provide documents and other information to the Antitrust Division. The scope of the investigation and the extent, if any, to which it may relate to Universal is not known at this time. Universal responded to the government's demand in February 2000. The Antitrust Division has taken no further action in this matter.

     On December 15, 1999, an action was filed in the Superior Court for the County of Los Angeles entitled KirchMedia GmbH & Co. KgaA v. Universal Studios, Inc. and Universal Studios International B.V., case No. BC 221645. The plaintiff is a German company that entered into several agreements with Universal in 1996 involving the licensing of film and television programming. The agreements also required the plaintiff to allocate to Universal two channels on its German pay television service. Plaintiff alleges that it is entitled to terminate its agreements with Universal on the ground that certain decisions by European regulatory authorities have materially impaired its business and constitute events of "force majeure". Plaintiff also alleges that Universal has breached its obligations under the parties' licensing agreements by allegedly failing to provide plaintiff with the quality and/or quantity of film and television programming anticipated by plaintiff. Plaintiff asserted claims for declaratory relief, breach of contract, breach of the implied covenant of good faith and fair dealing, and breach of fiduciary duty. Plaintiff sought an order requiring the return of all monies paid by plaintiff under the parties agreements, as well as purported damages in excess of $500,000,000. Plaintiff also sought punitive damages on its breach of fiduciary duty claims. On February 3, 2000, Universal filed a cross-complaint in this action alleging that KirchMedia had breached certain of its obligations under the parties' Channel Carriage Agreement and that certain entities related to KirchMedia were obligated to indemnify Universal for all damages sustained as a result of KirchMedia's breach of that agreement. On August 11, 2000, the Court granted Universal's motion for judgment on the pleadings on the ground that plaintiff's complaint did not state facts sufficient to constitute a claim. KirchMedia later filed an amended complaint, which Universal moved to dismiss. The Court granted Universal's motion to dismiss and KirchMedia's complaint has now been dismissed in its entirety. Universal has amended its cross-complaint to seek payments that KirchMedia has failed to make.

     In July 1999, a small video retailer located in San Antonio, Texas, filed a lawsuit in the federal district court in San Antonio, entitled Cleveland, et al.
v. Viacom, et al., Civil Action No. SA-99-CA-0783-EP, in the United States District Court for the Western District of Texas, San Antonio Division. The action alleges that the home video divisions of the major movie studios, including Universal Studios Home Video, Inc., have conspired with one another and with Blockbuster Inc., a video rental retailer, and with Viacom, Inc., in violation of the federal antitrust laws. The action was filed on behalf of a proposed class of all "independent" video retailers that compete with Blockbuster. Since its original filing, the complaint has gone through several substantive changes, including the substitution of new proposed class representatives, and the addition of claims arising under California law. The core allegation, however, has remained the same: plaintiffs allege that the studios have entered direct revenue sharing agreements with Blockbuster that include terms that are unavailable to independent video retailers, and that give Blockbuster an unfair competitive advantage. Plaintiffs seek monetary and injunctive relief. Plaintiffs filed a motion asking that the court certify the proposed class. Universal and the other defendants opposed the motion, arguing that the case is not amenable to class treatment. The Court denied plaintiffs' motion for class certification and the case is now proceeding as an individual, not a class, action.

     Some of the same plaintiffs in the Texas case, along with others, filed, on January 31, 2001, a similar case in California, entitled Merchant, et al. v. Redstone, et al., a purported class action complaint, Case No. BC244270 in the Superior Court of the State of California for the County of Los Angeles. This action makes essentially the same claims as are made in the Texas action, but seeks relief solely under California state law. Defendants have not yet responded to the complaint.

     In June 2001, the European Commission served an Article 11 letter on each of the major motion picture distributors, including Universal Studios, Inc. The request for information is based upon complaints from consumers regarding DVD prices. As a result of these complaints, the Commission is undertaking an industry-wide assessment of pricing policies for DVDs. Universal Studios has not yet responded to the request.

     On May 30, 1995, a purported retailer class action was filed in the United States District Court for the Central District of California, entitled Digital Distribution Inc. d/b/a Compact Disc Warehouse v. CEMA Distribution, Sony Music Entertainment, Inc., Warner Electra Atlantic Corporation, Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc., No. 95-3596 JSL. The plaintiffs brought the action on behalf of direct purchasers of compact discs alleging that defendants, including Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), and Polygram Group Distribution, Inc., violated the federal and/or state antitrust laws and unfair competition laws by engaging in a conspiracy to fix prices of compact discs, and seek an injunction and treble damages. The defendants' motion to dismiss the amended complaint was granted and the action was dismissed, with prejudice, on January 9, 1996. Plaintiffs filed a notice of appeal on February 12, 1996. By an order filed July 3, 1997, the Ninth Circuit reversed the District Court and remanded the action. Upon reinstatement of this litigation by the Ninth Circuit, a number of related actions were filed, which all arise out of the same claims and subject matter. These related actions are captioned: Chandu Dani d/b/a Compact Disc Warehouse and Record Revolution, et al., v. EMI Music Distribution (formerly known as CEMA Distribution), Sony Music Entertainment, Inc.; Warner Elektra Atlantic Corporation, Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Bertelsmann Music Group, Inc., and Polygram Group Distribution, Inc, No. CV 97-7226 (JSL), filed on September 30, 1997 in the U.S. District Court for the Central District of California; Third Street Jazz and Rock Holding Corporation, et al., v. EMI Music Distribution (formerly known as CEMA Distribution), Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, Universal Music & Video Distribution, Inc., and Polygram Group Distribution, Inc., No. 97 Civ. 7764 LMM, filed on October 21, 1997 in the U.S. District Court for the Southern District of New York; Nathan Muchnick, Inc., et al., v. Sony Music Entertainment, Inc., Polygram Group Distribution, Inc., Bertelsmann Music Group, Inc., Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Warner Elektra Atlantic Corporation, and EMI Music

Distribution, Inc., Capitol Records, Inc., No. 98 Civ. 0612, filed on January 28, 1998 in the U.S. District Court for the Southern District of New York. The Digital Distribution, Chandu Dani, and Third Street Jazz matters had been set for trial on February 15, 2000. The trial date has been vacated and no new trial has been set.

     On February 17, 1998, a purported consumer class action was filed in the Circuit Court for Cocke County, Tennessee, Civil Action NO., 24855 II, entitled Doris D; Ottinger, et al., V. Emi Music Distribution, Inc., Sony Music Entertainment, Inc., Warner Elektra Atlantic Corp., Universal Music & Video Distribution, Inc. (formerly known as UNI Distribution Corp.), Bertelsmann Music Group, Inc., and PolyGram Group Distribution, Inc. A motion to dismiss was filed on May 11, 1998 but was denied. The trial date of July 2, 2001 was vacated, and no new trial date has been set. In addition, a motion to limit the case to the residents of one state (Tennessee), rather than 17 has been filed. That motion was set for hearing March 30 and was granted. The judge set a date for a July hearing on the question of whether class certification is appropriate.

     On or about July 25, 1996, Universal Music & Video Distribution, Inc. and PolyGram Group Distribution, Inc. were served with an antitrust civil investigation demand from the Office of the Attorney General of the State of Florida that calls for the production of documents in connection with an investigation to determine whether there "is, has been or may be" a "conspiracy to fix the prices" of compact discs or conduct consisting of "unfair methods of competition" or "unfair trade practices" in the sale and marketing of compact discs. No allegations of unlawful conduct have been made against Universal Musical & Video Distribution, Inc. or PolyGram Group Distribution, Inc.

     By letter dated April 11, 1997, the Federal Trade Commission ("FTC") advised Universal Music and Video Distribution Corp. (formerly Universal Music & Video Distribution, Inc.) ("UMVD") and PolyGram Group Distribution, Inc. ("PGDI") that it is conducting a preliminary investigation to determine whether minimum advertised pricing ("MAP") policy used by major record distributors constitute an unfair method of competition in violation of Section 5 of the Federal Trade Commission Act. UMVD and PGDI received a subpoena dated September 19, 1997 for the production of documents. No allegations of unlawful conduct have been made against UMVD or PGDI. On May 1, 2000 UMVD and UMG Recordings, Inc. ("UMGR") have agreed that (i) for seven years they shall not make the receipt of any cooperative advertising funds for their prerecorded music product contingent upon the price or price level at which such product is advertised or promoted, (ii) for twenty years they shall not make the receipt of any cooperative advertising funds for their prerecorded music product contingent upon the price or price level at which such product is advertised or promoted where the dealer does not seek any contribution from UMVD or UMGR for the cost of the advertisement or promotion, and (iii) for five years they shall not announce resale or minimum advertised prices of their prerecorded music product and unilaterally terminate those who fail to comply because of such failure.

     Following a change to Australian copyright law in 1998 to permit parallel import of CD's into Australia, the Australian Competition and Consumer Commission ("ACCC") commenced proceedings against Universal Music Australia Pty Limited (formerly PolyGram Pty Limited), alleging violations of the Australian Trade Practices Act, the statute which governs competition law in Australia. The ACCC alleges that Universal took steps to restrict parallel imports into Australia. Separate proceedings making similar allegations have also been commenced against another record company in Australia. The hearings began in April 2001. The case has been adjourned and is to resume in September 2001.

     In May, June, and July of 2000, ninety-four purported consumer class action law suits were filed in various state and federal courts across the country against Universal Music & Video Distribution Corp., UMGR and PolyGram Group Distribution, Inc. as well as Sony Music Entertainment Inc., Time Warner Inc., Bertelsmann music Group, and Capitol Records Inc. (along with companies affiliated with these defendants). Certain recorded music retailers are also named as defendants in some of these actions. Plaintiffs in each of these actions allege that the defendants violated the federal and/or state antitrust laws and unfair competition laws by conspiring to fix the wholesale and/or retail prices of compact discs. Plaintiffs in each of these actions further allege that the purported conspiracy was related in some fashion to the minimum advertised price ("MAP") policies adopted by each of the record distributor defendants, including Universal Music & Video Distribution Corp. and Polygram Group Distribution, Inc. Plaintiffs in these cases seek treble damages and/or restitution as well as attorney's fees and costs. With respect to the federal cases, there is currently pending before the Judicial Panel for Multi-District Litigation a motion to consolidate and transfer. The Judicial Panel heard the motion on September 22, 2000 and subsequently ruled that the federal cases should be consolidated in Portland, Maine. With respect to the eighteen state cases pending in California, on September 11, 2000, the Court ordered that these cases be coordinated for pretrial proceedings. With respect to the five state cases pending in Florida, on August 31, 2000, the Circuit Court of the 11th Judicial Circuit dismissed them with leave to amend for failure to state a claim upon which relief may be granted.

     In addition to the consumer actions, on August 8, 2000, the Attorneys General for 42 states and territories filed parens patriae action in the federal district court in the Southern District of New York against several recorded music companies, including UMVD and UMGR. The Attorneys General brought this suit on behalf of consumers in their respective states or territories, and they allege that the defendants violated the federal and state antitrust laws and unfair competition laws by conspiring to fix the retail prices of compact discs. The Attorneys General seek treble damages, civil penalties, attorney's fees, and costs.

     In January 2001, the European Commission served an Article 11 letter on each of the major record companies including Universal Music International Limited investigating the relationship between the record companies and retailers in four key European territories (France, Germany, the United Kingdom and Spain). Universal Music International Limited submitted its written reply to the inquiries on March 9, 2001 and responded to further inquiries in relation to all European Economic Area Member states on June 1, 2001. Universal awaits a response from the Commission.

     In February 2001, the Office of Fair Trading in the UK ("OFT") submitted a request for information to each of the major UK record companies including Universal Music (UK) Limited relating to the record companies' policies in respect of parallel imports of CD's into the UK. Universal responded to a detailed inquiry on February 23, 2001. On June 4, Universal received a request for further information from the OFT and is in the process of responding to this request.

     In April 2001, Universal Music International Limited received an Article 11 letter from the European Commission requesting certain information in relation to the pressplay joint venture between UMG Duet Holdings, Inc. and SMEI Duet Holdings, Inc. Universal Music International Limited responded to the inquiry on May 8, 2001. The Commission has since sent a subsequent response to which Universal Music International Limited will respond.

     On December 4, 2000, Destileria Serralles, Inc. ("Serralles") commenced a litigation against JES and Seagram in Puerto Rico Superior Court seeking declaratory judgment and injunctive relief relating to whether a right of first refusal over certain Captain Morgan trademarks owned by JES contained in a supply agreement between Serralles and JES would be triggered by the sale of Seagram's Spirits and Wine business. JES and Seagram removed the case to the United States District Court for the District of Puerto Rico and answered the complaint and filed a motion for summary judgment. On December 27, 2000, Serralles filed a request for expedited discovery and to postpone adjudication of JES and Seagram's motion for summary judgment. On February 8, 2001, Serralles filed a request for 30 days notice of the closing of the sale of Seagram's Spirits and Wine business. The court required Seagram only to notify Serralles when all regulatory approvals are obtained. On April 23, 2001 the Court ordered that the parties engage in limited expedited discovery for a period of 30 days and that Serralles respond in 30 days to the motion by JES and Seagram for summary judgment. That period of discovery is now completed, Serralles filed its opposition to the summary judgment motion and JES and Seagram filed a reply submission. The summary judgment motion is currently pending for decision. On June 27, 2001, Serralles filed a motion seeking a temporary restraining order and preliminary injunction, temporarily enjoining JES and Seagram from taking certain actions pending the outcome of the case. JES and Seagram are opposing that motion. However, the motion does not seek to enjoin the sale of Seagram's Spirits and Wine business or any portion thereof. Vivendi Universal believes this litigation is without merit and is defending it vigorously.

SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Vivendi Universal since December 31, 2000.

ITEM 9:  THE OFFER AND LISTING

MARKET PRICE INFORMATION

     Our ordinary shares currently trade on the Paris Bourse and our ADSs trade on the New York Stock Exchange. The table below sets forth the reported high and low sales prices of Vivendi and Vivendi Universal ordinary shares and ADSs on the Paris Bourse and on the NYSE, respectively (and, for periods before September 2000, the high and low bids for Vivendi ADSs in the over-the-counter market). For periods before the completion of the Merger Transactions on December 8, 2000, the table sets forth price information for Vivendi ordinary shares and ADSs; for periods after that date, the table sets forth price information for Vivendi Universal ordinary shares and ADSs. Each Vivendi ADS represented one-fifth of a Vivendi ordinary share before the completion of the Merger Transactions, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share. To facilitate comparison of information (i) for periods before and after December 8, 2000, price information for the Vivendi ADSs is shown as if each Vivendi ADS represented one Vivendi ordinary share, and
(ii) the market prices for periods prior to May 11, 1999 are restated to reflect the 3:1 stock split on May 11, 1999. Prices are rounded to the nearest cent.

  Last Six Months

                                                             PARIS BOURSE             NYSE
                                                          (ORDINARY SHARES)         (ADS'S)
                                                          ------------------    ----------------
                                                           HIGH        LOW       HIGH      LOW
                                                          -------    -------    ------    ------
June, 2001 (through June 27)............................  E76.65     E63.20     $64.55    $54.95
May, 2001...............................................   79.70      74.40      69.15     63.48
April, 2001.............................................   78.90      63.35      69.23     57.80
March, 2001.............................................   71.50      61.20      66.10     54.30
February, 2001..........................................   81.00      68.05      75.00     61.80
January, 2001...........................................   82.00      65.30      76.00     62.60
December, 2000..........................................   79.70      68.60      69.50     50.00

  Last Two Years by Quarter

                                                          PARIS BOURSE             NYSE
                                                        (ORDINARY SHARES)         (ADS'S)
                                                        -----------------    -----------------
                                                         HIGH       LOW       HIGH       LOW
                                                        -------    ------    -------    ------
2001
Second Quarter (through June 27)......................   E79.70    E63.20     $69.23    $54.95
First Quarter.........................................    82.00     61.20      76.00     54.30
2000
Fourth Quarter........................................   E89.65    E68.60     $77.50    $50.00
Third Quarter.........................................    97.10     80.30      91.85     70.00
Second Quarter........................................   122.00     85.30     128.75     81.25
First Quarter.........................................   150.00     79.10     142.50     81.25
1999
Fourth Quarter........................................   E92.95    E61.10     $94.40    $66.25
Third Quarter.........................................    83.70     65.05      86.25     68.75
Second Quarter........................................    81.10     69.60      88.35     71.90
First Quarter.........................................    87.13     72.33     101.65     76.05

  Last Five Years

                                                          PARIS BOURSE             NYSE
                                                        (ORDINARY SHARES)         (ADS'S)
                                                        -----------------    -----------------
                                                         HIGH       LOW       HIGH       LOW
                                                        -------    ------    -------    ------
2001 (through June 27)..............................    E 82.00    E61.20    $ 76.00    $54.30
2000................................................     150.00     68.60     142.50     50.00
1999................................................      92.95     61.10     101.65     66.25
1998................................................      72.35     39.82      85.85     43.55
1997................................................      41.98     31.38      51.65     36.65
1996................................................      32.68     24.05      34.00     31.25

     We urge you to obtain current market quotations.

SHARE CAPITAL INFORMATION

     As of June 28, 2001, we had 1,085,675,856 ordinary shares outstanding. We estimate that as of that date, approximately 39.7% of our shares traded on the Paris Bourse were held by French residents and approximately 23.9% by residents of the United States (including 6.5% held by members of the Bronfman family and trusts controlled by them).

     As of June 20, 2001, there were 1,125 registered holders of ADSs in the United States holding a total of 122,321,258 ADSs.

ARRANGEMENTS FOR TRANSFER AND RESTRICTIONS ON TRANSFERABILITY

     Our statuts do not contain any restrictions relating to the transfer of shares.

     Registered shares must be converted into bearer form before being transferred on the Paris Bourse and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Paris Bourse, a tax assessed on the price at which the securities are traded, or impot sur les operations de bourse, is payable at the rate of 0.3% on transactions of up to 1,000,000 French francs and at a rate of 0.15% for larger trades. This tax is subject to a rebate of 150 French francs per transaction and a maximum assessment of 4,000 French francs per transaction. Non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

ITEM 10:  ADDITIONAL INFORMATION

GENERAL

     As of April 26, 2001, there were 1,106,528,860 Vivendi Universal ordinary shares outstanding (including treasury shares). All of the outstanding ordinary shares are fully paid. As of April 26, 2001 Vivendi Universal had approximately 79,210,200 ordinary shares in treasury, with an approximate book value of E6 billion. All of these ordinary shares were issued to Vivendi Universal and were fully paid. Our ordinary shares have a nominal value of E5.50 per share. Vivendi Universal's statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder.

UNDERTAKINGS TO INCREASE VIVENDI UNIVERSAL'S SHARE CAPITAL

     As of December 31, 2000, Vivendi Universal had undertaken to increase its capital in connection with warrants, options, convertible bonds and exchangeable shares.

     - Warrants -- In May 1997, Vivendi issued bonus subscription warrants to its shareholders. As of December 31, 2000, 106,036,727 of the warrants were outstanding and exercisable, at a price of E137.0 per 40 warrants, for 3.05 Vivendi Universal ordinary shares per 40 warrants. On May 2, 2001, those warrants expired and no more warrants are outstanding and exercisable;

     - Convertible bonds -- In January 1999, Vivendi issued 6,028,369 bonds to the public. Each bond is convertible into 3.047 Vivendi Universal ordinary shares. As of December 31, 2000, 6,024,347 of these bonds were outstanding and convertible into a total of 18,356,185 ordinary shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2003;

     - Vivendi Environnement convertible bonds -- In April 1999, Vivendi Environnement issued 10,516,606 bonds to the public. Each bond is convertible into 3.047 ordinary shares of Vivendi Universal or Vivendi Environnement. As of December 31, 2000, 5,331,135 of these bonds were outstanding and convertible into a total of 16,243,969 shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2005;

     - Options granted pursuant to Vivendi Universal share subscription plans -- As of December 31, 2000, there were outstanding options to subscribe for 34,720,208 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal's executive officers, management and employees pursuant to Vivendi Universal's share subscription plans (including 2,804,857 pursuant to former Vivendi plans and 31,915,351 pursuant to former Seagram plans);

     - Convertible Bonds -- In connection with the merger transaction, we issued on December 8, 2000, bonds redeemable into 401,582,689 Vivendi Universal ordinary shares. These bonds were or are to be redeemed for (i) the ADSs of Vivendi Universal received by holders of Seagram common shares on closing of the merger, (ii) ADSs of Vivendi Universal to be issued to holders of exchangeable shares of Vivendi Universal Exchangeco Inc. when such holders exchange such shares from time to time, (iii) ADSs of Vivendi Universal to be issued to holders of stock options or stock appreciation rights of Seagram on exercise of such options or rights, and
       (iv) ADSs of Vivendi Universal to be issued to holders of other convertible securities of Seagram, such as the ACES, on conversion of such securities. As of December 31, 2000, bonds redeemable into 82,051,273 Vivendi Universal ordinary shares were outstanding. As of April 26, 2001, bonds redeemable into 57,839,934 Vivendi Universal ordinary shares were outstanding. The number has decreased because Vivendi Universal has repurchased most of the ACES, some of the exchangeable shares have been exchanged and some of the options have been exercised.

     Under the French commercial code, shareholders of French companies such as Vivendi Universal have certain rights to purchase, on a pro rata basis, securities issued by the company.

OPTIONS TO PURCHASE VIVENDI UNIVERSAL SECURITIES

     We have several share purchase option plans for the benefit of our executive officers, management and other staff. As of January 19, 2001, options to purchase approximately 42,653,190 Vivendi Universal ordinary shares were outstanding pursuant to these plans. The average expiration date of these options was July 2006 and the average exercise price was E51.24.

HISTORY OF SHARE CAPITAL

     The table below sets forth the history of the share capital of Vivendi Universal, S.A., formerly known as Sofiee S.A. Sofiee was a shell company incorporated in 1987, and on December 8, 2000 it was the recipient of all the assets in connection with the merger transactions involving Vivendi, CANAL+ and Seagram described under "Item 4 -- Information on the Company -- History and Development of the Company."

                                                        NOMINAL      NOMINAL VALUE          TOTAL             TOTAL
MEETING                                  NUMBER OF      VALUE OF         OF THE           AMOUNT OF         NUMBER OF
DATE      OPERATION                    SHARES ISSUED   THE SHARES   CAPITAL INCREASE    CAPITAL STOCK        SHARES
-------   ---------                    -------------   ----------   ----------------   ----------------   -------------
12/17/87  Formation.................           2,500     FF100          FF250,000.00            250,000           2,500
 5/14/98  Capital increase..........      16,784,000       100      1,678,400,000.00      1,678,650.000      16,786,500
 6/15/00  Conversion of the capital
          to euros..................               0       E16                 E0.00        268,584,000      16,786,500
 6/15/00  Capital increase..........               0      16.5                  0.00        276,977,250      16,786,500

                                                        NOMINAL      NOMINAL VALUE          TOTAL             TOTAL
MEETING                                  NUMBER OF      VALUE OF         OF THE           AMOUNT OF         NUMBER OF
DATE      OPERATION                    SHARES ISSUED   THE SHARES   CAPITAL INCREASE    CAPITAL STOCK        SHARES
-------   ---------                    -------------   ----------   ----------------   ----------------   -------------
 6/15/00  Three-for-one stock
          split.....................               0       5.5                  0.00        276,977,250      50,359,500
12/08/00  Merger Transactions.......   1,029,666,247       5.5      5,663,164,358.50      5,940,141,609   1,080,025,747
 1/18/01  Capital increase Group
          savings Plan 1st block....         343,127       5.5          1,887,198.50      5,946,333,635   1,081,151,570
 1/26/01  Bonds redemption, warrants
          conversion, exercise of
          subscription option.......         782,696       5.5          4,304,828.00      5,944,446,437   1,080,808,443
 4/24/01  Bonds redemption, warrants
          conversion, exercise of
          subscription option.......      25,026,898       5.5        137,647,939.00   6,083,981,574.00   1,106,178,468
 4/26/01  Capital increase Group
          savings Plan 2nd block....         350,392       5.5          1,927,156.00   6,085,908,730.00   1,106,528,860

     On June 28, 2001, the Vivendi Universal board authorized an increase of 11,448,920 shares in connection with exercises of options and warrants for ordinary shares. On the same date, the Vivendi Universal board authorized the cancelation of 22,000,000 treasury shares and 10,301,924 ordinary shares originally set aside to satisfy exchange rights in connection with the Merger Transactions, reducing overall the number of outstanding shares by approximately 2%.

ORGANIZATIONAL DOCUMENT OF VIVENDI UNIVERSAL

OBJECTS AND PURPOSES

     Under Article 2 of our statuts, the corporate purpose of the Company is to engage in all communications activities and all activities related to the environment, to manage, acquire and sell securities of other companies and to engage in any transactions related to the foregoing purposes.

DIRECTORS

     Under the French commercial code, each director must be a shareholder of the Company. Our statuts provide that a director must own at least 750 shares of the Company for as long as he or she serves as a director.

     The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office. Our statuts fix the term of reappointment at four years, provided that no more than one-fifth of the directors may be 70 or older. No individual director may be over 75.

     Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors and/or its managing directors or one of its shareholders holding more than 5% of voting securities, if any, that cannot be reasonably considered to be in the ordinary course of business of the company and/or is not at arm's-length, is subject to the board of directors' prior consent. Any such transaction concluded without the prior consent of the board of directors can be nullified if it causes prejudice to the company. The interested member of the board of directors or managing director can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders at a shareholders' meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the board of directors and, in some circumstances, the other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its board of directors who is a natural person and/or its managing directors, if any, are prohibited under the French commercial code.

     Our directors are not authorized, in the absence of an independent quorum, to vote compensation to themselves or other directors.

ORDINARY AND EXTRAORDINARY MEETINGS

  General

     In accordance with the French commercial code, there are two types of shareholders' general meetings: ordinary and extraordinary.

     Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

     - approving annual financial statements (individual and consolidated);

     - electing, replacing and removing members of the board of directors;

     - appointing independent auditors;

     - declaring dividends or authorizing dividends to be paid in shares; and

     - issuing debt securities.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions.

     Extraordinary corporate actions also include:

     - changing the Company's name or corporate purpose;

     - increasing or decreasing our share capital;

     - creating a new class of equity securities;

     - authorizing the issuance of investment certificates or convertible or exchangeable securities;

     - establishing any other rights to equity securities;

     - selling or transferring substantially all of our assets; and

     - the voluntary liquidation of the Company.

  Shareholders' Meetings

     The French commercial code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

     - one or several shareholders holding at least 5% of our share capital;

     - the Employee Committee in cases of urgency;

     - any interested party in cases of urgency;

     - duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 2% of the voting rights of Vivendi Universal; or

     - in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances.

     Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders' meeting after a public offer or a sale of a controlling stake of Vivendi Universal's capital.

  Notice of Shareholders' Meetings

     We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires (the "BALO"). The preliminary notice must first be sent to the Commission des Operations de Bourse (the "COB"). The COB also recommends that the preliminary notice be published in a financial newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the board of directors within ten days of the publication of the notice.

     We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which we are registered, with prior notice having been given to the COB.

     In general, shareholders can take action at shareholders' meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the board of directors and various other matters regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors (within ten days of the publication of the preliminary notice in the BALO) by:

     - one or several shareholders holding a specified percentage of shares (as of today 0.5%), or

     - a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of Vivendi Universal's voting rights (as of today 1%).

     The board of directors must submit properly proposed resolutions to a vote of the shareholders.

     Before a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The management board must respond to these questions during the meeting.

  Attendance and Voting at Shareholders' Meetings

     Each share confers on the shareholder the right to cast one vote, subject to certain limited exceptions under our statuts. Shareholders may attend ordinary meetings and extraordinary meetings and exercise their voting rights subject to the conditions specified in the French commercial code and our statuts. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

     To participate in any general meeting, a holder of shares held in registered form must have shares registered in his or her name in a shareholder account maintained by Vivendi Universal or on its behalf by an agent appointed by Vivendi Universal at least one day prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited his or her shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least one day before the meeting.

  Proxies and Votes by Mail

     In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

     Proxies will be sent to any shareholder on request. To be counted, those proxies must be received at Vivendi Universal's registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote blank proxies in favor of all resolutions proposed by the management board and against all others.

     With respect to votes by mail, we are required to send shareholders a voting form. The completed form must be returned to Vivendi Universal at least three days prior to the date of the shareholders' meeting.

  Quorum

     The French commercial code requires that 25% of the shares entitled to voting rights must be represented by shareholders present in person or voting by mail or by proxy to fulfill the quorum requirement for:

     - an ordinary general meeting; or

     - an extraordinary general meeting where an increase in Vivendi Universal's share capital is proposed through incorporation of reserves, profits or share premium.

     The quorum requirement is one-third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

     If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in Vivendi Universal's share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that are on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders representing at least 25% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders that takes place without a quorum is void.

  Majority

     A simple majority of shareholders may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

     A unanimous shareholder vote is required to increase liabilities of shareholders.

     Abstention from voting by those present or those represented by proxy or voting mail is counted as a vote against the resolution submitted to the shareholder vote.

     In general, a shareholder is entitled to one vote per share at any general meeting. Under the French commercial code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not considered for quorum purposes.

LIMITATIONS ON RIGHT TO OWN SECURITIES

     Our statuts contain no provisions that limit the right of shareholders to own Vivendi Universal's securities or hold or exercise voting rights associated with those securities, except as described under "-- Anti-Takeover Provisions."

ANTI-TAKEOVER PROVISIONS

     Our statuts provide that any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of our shares may be deprived of voting rights for shares in excess of the unreported fraction. Vivendi Universal's statuts also adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of these shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. This last provision is not applicable to any shareholders' meeting where a quorum of 60% or more is present.

ANTI-TAKEOVER EFFECTS OF APPLICABLE LAW REGULATIONS

     In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as Vivendi Universal, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify Vivendi Universal within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers ("CMF") within five trading days of the date it crosses these thresholds.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

     To permit holders to give the required notice, Vivendi Universal is required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, Vivendi Universal is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), noting the date each such number was last updated.

     If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a fine.

VIVENDI UNIVERSAL ORDINARY SHARES

DIVIDENDS

     Dividends on our ordinary shares are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved, subject to any conditions imposed by the shareholders at the meeting. The dividend payment date is decided by the shareholders at an ordinary general meeting (or by the management board in the absence of such a decision by the shareholders). Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, the board of directors can decide the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual accounts by the annual ordinary general meeting of shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

VOTING RIGHTS

     In general, each Vivendi Universal ordinary share carries the right to cast one vote in shareholder elections. However, our statuts adjust the voting rights of shareholders who own in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. See "Item 10 -- Additional Information-- Organizational Document of Vivendi Universal -- Anti-Takeover Provisions." This provision is not applicable to any shareholders' meeting where a quorum of 60% or more is present.

LIQUIDATION RIGHTS

     If Vivendi Universal is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of its shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

PREFERENTIAL SUBSCRIPTION RIGHTS

     Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by us for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require Vivendi Universal to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse.

     A two-thirds majority of our ordinary shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's board of directors and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

AMENDMENTS TO RIGHTS OF HOLDERS

     The rights of holders of our ordinary shares can be amended only by action of an extraordinary general meeting. Pursuant to French law, in some cases where an amendment would increase shareholders' obligations, a special majority is required for approval. Depending on the particular proposed amendment, the special majority may be two-thirds, three-quarters or unanimity of the voting shares. Consistent with French law, the Vivendi Universal statuts require a quorum of one-third of the voting shares for an extraordinary general meeting.

MATERIAL CONTRACTS

     In view of the size and scope of the operations of our Company, we believe that the only contracts to which we or any of our subsidiaries are a party that could be considered material to our Company as a whole are (i) the merger agreement, dated June 19, 2000, by and among Vivendi S.A., Canal Plus S.A., and The Seagram Company Ltd., related to the Merger Transactions, described under "Item 4 -- Information on the Company -- History and Development of the Company," (ii) the merger agreement for the sale of the spirits and wine business, the principal terms of which are described under "Item 5 -- Operating and Financial Review and Prospects -- Significant Transactions" and (iii) the governance agreement with the Bronfman shareholders, the principal terms of which are described under "Item 6 -- Directors, Senior Management and
Employees -- Share Ownership -- The Governance Agreement."

EXCHANGE CONTROLS

     The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

     - the acquiring party's intentions; and

     - the acquiring party's ability to elect directors, and financial reliance by us on the acquiring party.

     French exchange control regulations currently do not limit the amount of payments that we may remit to nonresidents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

TAXATION

     On August 31, 1994, the United States and France entered into the Convention Between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the "Treaty"). The following is a general summary of the principal tax effects that may apply to you as a holder of our ordinary shares or ADSs for purposes of U.S. federal income tax and French tax, if all of the following apply to you:

     - you own, directly or indirectly, less than 10% of our share capital;

     - you are:

        - an individual who is a citizen or resident of the United States for United States federal income tax purposes;

        - a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof;

        - an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

        - a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust;

     - you are entitled to the benefits of the Treaty under the "Limitations of Benefits" article of the Treaty;

     - you hold your ordinary shares or ADSs of our company as capital assets;
       and

     - your functional currency is the U.S. dollar.

     This summary is based in part upon the representations of the depositary, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account these assumptions, holders of ADSs will be treated as the owners of the ordinary shares represented by such ADSs, and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to United States federal income or French tax.

     YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF VIVENDI UNIVERSAL ORDINARY SHARES OR ADSS, RATHER THAN RELYING ON THIS SUMMARY. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their ordinary shares or ADSs as parties to a conversion transaction, among others. Those special rules are not discussed in this annual report. The summary is based on the laws, conventions and treaties in force as of the date of this annual report, all of which are subject to changes, possibly with retroactive effect. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions.

TAXATION OF DIVIDENDS

  Withholding Tax and Avoir Fiscal

     We will withhold tax from your dividend at the reduced rate of 15%, provided that you have complied with the following procedures:

     - You must complete French Treasury Form RF1 A EU-No. 5052, "Application for Refund," and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights, at the Centre des Impots des Non Residents, 9 rue d'Uzes, 75094 Paris Cedex 2, France.

     - If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

        - you are a resident of the United States for purposes of the Treaty;

        - your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

        - you own all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights;

        - you meet all the requirements of the Treaty for the reduced rate of withholding tax; and

        - you claim the reduced rate of withholding tax.

     If you have not completed Form RF1 A EU-No. 5052 or the simplified certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities with Form RF1 A EU-No. 5052 before December 31 of the calendar year following the year during which the dividend is paid.

     The Application for Refund, together with instructions, can be obtained from the U.S. Internal Revenue Service or from the Centre des Impots des Non Residents upon request. After completing it, you send it to the Centre des Impots des Non Residents.

     Under the Treaty, you may be entitled, in certain circumstances, to a French tax credit called the avoir fiscal. Effective January 1, 2001, under French law, a resident of France is entitled to an avoir fiscal or a tax credit, in respect of a dividend received from a French corporation equal to 50% of the amount of the dividend for individuals, 50% for companies owning more than 5% of the Company's capital and 25% for other shareholders (15% for such other shareholders who will use the avoir fiscal as of January 1, 2002). You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

     - you are an individual or other non-corporate holder that is a resident of the United States for purposes of the Treaty;

     - you are a U.S. corporation, other than a regulated investment company that owns less than 10% of our share capital;

     - you are a U.S. corporation that is a regulated investment company and that owns, directly or indirectly, less than 10% of the share capital of our company, provided that less than 20% of your ordinary shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States; or

     - you are a partnership or trust that is a resident of the United States for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and payment of the avoir fiscal.

     If you are eligible, you may claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities at the Centre des Impots des Non Residents before December 31 of the year following the year in which the dividend is paid. As noted below, you will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors, as applicable, must make this attestation.

     Specific rules apply to the following:

     - tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403 of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

     - various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

     Entities in these two categories are eligible for a reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our capital and that they satisfy the filing formalities specified in Internal Revenue Service regulations.

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of ordinary shares or ADSs files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

     For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is actually or constructively received by the shareholder in the case of ordinary shares or the depositary in the case of ADSs, to the extent they are paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source "financial services" income for foreign tax credit purposes.

     Also for U.S. federal income tax purposes, the amount of any dividend paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French francs on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of euros or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the Treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     - first, as a tax-free return of capital, which will cause a reduction in the adjusted tax basis of your ordinary shares or ADSs in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those ordinary shares or ADSs; and

     - second, the balance of the dividend in excess of the adjusted tax basis in your ordinary shares or ADSs will be taxed as capital gain recognized on a sale or exchange.

     French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

  The Precompte

     A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends out of:

     - profits that have not been taxed at the ordinary corporate income tax rate, or

     - profits that have been earned and taxed more than five years before the distribution.

     The amount of the precompte is 50% of the net dividends before withholding tax.

     If you are not entitled to the full avoir fiscal (as described above), you may generally obtain a refund from the French tax authorities of any precompte paid by us with respect to dividends distributed to you. Under the Treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any precompte that we actually pay in cash, but not to any precompte that we pay by offsetting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the Centre des Impots des Non Residents.

     For U.S. federal income tax purposes, the amount of the precompte will be included in your gross income as dividend income in the year you receive it. It will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the precompte will generally constitute foreign source "financial services" income for foreign tax credit purposes. The amount of any precompte paid in euros or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euros or French francs on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. You will generally be required to recognize a U.S. source ordinary income or loss when you sell or dispose of the euros or French francs.

TAXATION OF CAPITAL GAINS

     If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your ordinary shares or ADSs, unless you have a permanent establishment or fixed base in France and the ordinary shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your ordinary shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

     - 75% or more of our gross income is passive income; or

     - our assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of our total assets on average.

For purposes of this test, we will be treated as directly owning our proportionate share of the assets, and directly receiving our proportionate share of the gross income, of each corporation in which we own, directly or indirectly, at least 25% of the value of the shares of such corporation.

     If we were to become a PFIC, the tax applicable to distributions on our ordinary shares or ADSs and any gains you realize when you dispose of our ordinary shares or ADSs may be less favorable to you. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you purchase our ordinary shares or ADSs.

FRENCH ESTATE AND GIFT TAXES

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if you transfer your ordinary shares or ADSs by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

     - you are domiciled in France at the time of making the gift, or at the time of your death; or

     - you used the shares in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADSs for that use.

FRENCH WEALTH TAX

     The French wealth tax does not generally apply to our ordinary shares or ADSs if the holder is a resident of the United States for purposes of the Treaty.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments on the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding generally is imposed, at a maximum rate of 31%, on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

DIVIDENDS

DIVIDENDS

     We may only pay dividends out of our "distributable profits," plus any amounts held in our reserve that the shareholders decide to make available for distribution. These amounts may not include those that are specifically required to be held in reserve by law or our statuts. Distributable profits consist of the unconsolidated statutory net profit we generate in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts made pursuant to law or our statutes. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis.

LEGAL RESERVE

     The French commercial code provides that societes anonymes such as our company must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. As of December 31, 1999, we had no legal reserve. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

APPROVAL OF DIVIDENDS

     Under the French commercial code, the board may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the board may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval, unless such distribution is of shares.

DISTRIBUTION OF DIVIDENDS

     Dividends are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the management board meeting at which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting (or by the management board in the absence of such a decision by the shareholders).

TIMING OF PAYMENT

     According to the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

DOCUMENTS ON DISPLAY

     Documents referred to in this document can be inspected at our offices at 42, avenue de Friedland, Paris Cedex 75380, France.

     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The public may also view documents we have filed with the SEC on the Internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of our global operating and financing activities, we are subject to various market risks relating to fluctuations in interest rates, foreign currency exchange rates and equity market risks relating to investment securities. We follow a centrally managed risk management policy approved by our Board of Directors.

EXPOSURE TO INTEREST RATE RISK

     As part of this policy, we use derivative financial instruments to manage interest rate risk, primarily related to long-term debt, and foreign currency risk associated with foreign denominated assets. We generally do not use derivative or other financial instruments for trading purposes. As a result of our regular borrowing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of notes payable to banks and bank lines of credit used to finance working capital requirements. Short-term investments are primarily comprised of cash and equivalents and marketable securities. Long-term debt represents publicly held unsecured notes and debentures and certain notes payable to banks used to finance long-term investments such as business acquisitions. Derivative financial instruments used to manage interest rate risk relating to long-term debt include interest rate swaps and caps. A hypothetical increase in average market rates of one percent over the year 2001 would result in a decrease (before taxes) in our annual net income of approximately E170 million.

EXPOSURE TO EQUITY MARKET RISK

     Our exposure to equity markets risk relates primarily to its investments in the marketable securities of unconsolidated entities and derivative equity instruments. We generally do not use derivative financial instruments to limit our exposure to equity market risk. A hypothetical decrease of 10% of overall portfolio share prices in 2001 would result in a decrease in our equity market portfolio of E869.3 million.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     None.

ITEM 15:  [RESERVED]

ITEM 16:  [RESERVED]

                                    PART III

ITEM 17:  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

     See our consolidated financial statements beginning at F-1.

ITEM 19:  EXHIBITS

    1.1 Vivendi Universal Restated Corporate statuts (organizational document) (English translation).
    2.1 Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi
             Universal, S.A., The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to the Vivendi Universal Registration Statement on Form 8-A dated December 29, 2000).
    2.2 Vivendi Universal agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Vivendi Universal and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
    4.1 Merger Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Canal Plus S.A., Sofiee S.A., 3744531 Canada
             Inc. and The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30, 2000).
    4.2 Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiee S.A. and certain shareholders of The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30, 2000).
    4.3      Stock and Asset Purchase Agreement, dated as of December 19,
             2000, among Vivendi Universal S.A., Pernod Ricard S.A. and
             Diageo plc (incorporated by reference to the Vivendi
             Universal Registration Statement on Form F-4 dated
             February 5, 2001).
    8.1      Subsidiaries of Vivendi Universal, S.A.
   10.1      Indenture among Joseph E. Seagram & Sons, Inc., as issuer,
             The Seagram Company Ltd., as guarantor, and The Bank of New
             York, as Trustee dated September 15, 1991 (incorporated by reference to the Seagram Current Report on Form 8-K dated
             November 8, 1991, as amended (file number 001-02275)).
   10.2      Form of First Supplemental Indenture among Joseph E. Seagram
             & Sons, Inc., The Seagram Company Ltd. and The Bank of New
             York, as Trustee, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the Seagram Registration
             Statement on Form S-3/A dated June 10, 1999).

   10.3      Second Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The
             Bank of New York, as Trustee, dated as of November 15, 1999 (incorporated by reference to the Vivendi
             Universal Registration Statement on Form F-4 dated February 5, 2001).
   10.4      Third Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The
             Bank of New York, as Trustee, dated as of January 5, 2001 (incorporated by reference to the Vivendi
             Universal Registration Statement on Form F-4 dated February 5, 2001).
   10.5      Form of Fourth Supplemental Indenture, dated as of March 7, 2001, among Joseph E. Seagram & Sons, Inc.,
             The Seagram Company Ltd. and The Bank of New York, as Trustee (incorporated by reference to the Vivendi
             Universal Registration Statement on Form F-4 dated February 5, 2001).
   10.6      Form of Purchase Contract Agreement between The Seagram Company Ltd. and The Bank of New York, as
             purchase contract agent, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the
             Seagram Registration Statement on Form S-3/A dated June 10, 1999).
   10.7      Supplemental Agreement to the Purchase Contract Agreement entered into by Vivendi Universal, S.A. dated
             December 8, 2000 (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4
             dated February 5, 2001).
   10.8      Form of Supplemental Agreement to the Purchase Contract Agreement between The Seagram Company Ltd. and
             The Bank of New York, as purchase contract agent (incorporated by reference to the Vivendi Universal
             Registration Statement on Form F-4 dated February 5, 2001).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VIVENDI UNIVERSAL, S.A.

                                          By: /s/ GUILLAUME HANNEZO
                                            ------------------------------------
                                          Name:    Guillaume Hannezo
                                          Title:   Senior Executive Vice
                                                   President and Chief Financial
                                                   Officer
Date: July 2, 2001

                               VIVENDI UNIVERSAL

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Reports of Independent Public Accountants...................  F-2
Consolidated Statement of Income for the Years Ended
  December 31, 2000, 1999 and 1998..........................  F-4
Consolidated Balance Sheet as of December 31, 2000 and
  1999......................................................  F-5
Consolidated Statement of Shareholders' Equity for the Years
  Ended December 31, 2000, 1999 and 1998....................  F-6
Consolidated Statement of Cash Flows for the Years Ended
  December 31, 2000, 1999 and 1998..........................  F-7
Notes to Consolidated Financial Statements..................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi Universal:

     We have audited the accompanying consolidated balance sheet of Vivendi Universal (the successor company to Vivendi S.A. -- see Note 1) and subsidiaries (together the "Company"), as of December 31, 2000 and December 31, 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, expressed in Euros. We have also audited the information presented in Note 16, which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States on the consolidated net income and shareholders' equity of the Company as of December 31, 2000, 1999 and 1998 and for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Barbier Frinault & Cie did not audit the financial statements of the Company as of and for the year ended December 31, 1998. Those statements were audited by RSM Salustro Reydel whose report has been furnished to Barbier Frinault & Cie and whose opinion, insofar as it relates to amounts included in
Note 16 that are based on accounting principles generally accepted in France, is based on that report.

     We conducted our audit in accordance with auditing standards generally accepted in France and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of certain financial information to accounting principles generally accepted in the United States) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivendi Universal and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in France and the information with respect to accounting principles generally accepted in the United States as of and for the years ended December 31, 2000, 1999 and 1998 set forth in the Note 16.

     The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net income and shareholders' equity for the three years ended December 31, 2000 is set forth in Note 16 to the consolidated financial statements.

Barbier Frinault & Cie,                                      RSM Salustro Reydel
a member firm of Arthur Andersen

                                 Paris, France
                                 April 2, 2001
(Except with respect to the matters discussed in Note 16 as to which the date is
                                 June 28, 2001)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi:

     We have audited the accompanying consolidated balance sheet of Vivendi and subsidiaries (together "the Company") as of December 31, 1998 and the related consolidated statement of income, change in shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in France which are substantially similar to those generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivendi and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in France.

                                          RSM Salustro Reydel Signature
                                          RSM Salustro Reydel

                                 Paris, France
                                 March 10, 2000

                               VIVENDI UNIVERSAL

                        CONSOLIDATED STATEMENT OF INCOME

                                                            YEARS ENDED DECEMBER 31,
                                                ------------------------------------------------
                                                  2000        1999(1)       1999         1998
                                                ---------    ---------    ---------    ---------
                                                (IN MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS)
REVENUE.......................................   41,797.6     40,854.5     41,622.5     31,737.1
Other revenue.................................      821.2      1,171.1      1,951.3      1,516.8
Cost of revenue...............................  (20,644.6)   (23,246.8)   (23,712.9)   (18,575.3)
Personnel costs (including employee
  profit-sharing).............................   (9,487.3)   (10,299.5)   (10,431.1)    (8,225.1)
Taxes.........................................     (629.2)      (653.8)      (659.2)      (627.9)
Other operating expenses......................   (6,155.0)    (3,803.7)    (3,811.8)    (2,662.5)
Depreciation and amortization.................   (3,131.3)    (2,186.3)    (2,678.3)    (1,831.7)
                                                ---------    ---------    ---------    ---------
OPERATING INCOME..............................    2,571.4      1,835.5      2,280.5      1,331.4
Financial (expense) income....................     (541.2)        75.9        (57.2)       307.3
Financial provisions..........................      (91.7)      (163.0)      (162.9)      (298.0)
                                                ---------    ---------    ---------    ---------
NET FINANCIAL (EXPENSE) INCOME................     (632.9)       (87.1)      (220.1)         9.3
                                                ---------    ---------    ---------    ---------
INCOME FROM OPERATIONS BEFORE EXCEPTIONAL
  ITEMS AND INCOME TAXES......................    1,938.5      1,748.4      2,060.4      1,340.7
Exceptional items.............................    2,755.2       (922.7)      (914.3)        42.7
Depreciation, amortization and provisions on
  exceptional items...........................      191.6         76.9         76.5        206.6
                                                ---------    ---------    ---------    ---------
INCOME BEFORE INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND MINORITY
  INTEREST....................................    4,885.3        902.6      1,222.6      1,590.0
Income taxes and deferred tax.................   (1,020.9)       946.1        793.2        (90.0)
                                                ---------    ---------    ---------    ---------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST..............    3,864.4      1,848.7      2,015.8      1,500.0
Goodwill amortization.........................     (634.2)      (606.4)      (612.0)      (209.5)
                                                ---------    ---------    ---------    ---------
INCOME BEFORE EQUITY INTEREST AND MINORITY
  INTEREST....................................    3,230.2      1,242.3      1,403.8      1,290.5
Equity in net income of affiliates............     (306.3)        32.9         32.9         42.5
Minority interest.............................     (624.9)       159.4         (5.3)      (212.2)
                                                ---------    ---------    ---------    ---------
NET INCOME....................................    2,299.0      1,434.6      1,431.4      1,120.8
                                                =========    =========    =========    =========
EARNINGS PER SHARE:
  Basic.......................................        3.6          2.7          2.7          2.5
  Diluted.....................................        3.4          2.5          2.5          2.4

        The accompanying notes are an integral part of these statements.

For periods presented prior to January 1, 1999, the consolidated financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the consolidated financial statements).

(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                           CONSOLIDATED BALANCE SHEET

                                                                       DECEMBER 31,
                                                            -----------------------------------
                                                              2000        1999(1)       1999
                                                            ---------    ---------    ---------
                                                                  (IN MILLIONS OF EUROS)
ASSETS
GOODWILL, NET.............................................   47,132.5     10,388.6     10,388.6
OTHER INTANGIBLE ASSETS, NET..............................   20,180.1     11,256.4      8,681.9
Property, plant and equipment.............................   25,670.8     26,569.1     26,569.1
Publicly-owned utility networks...........................    5,660.9      3,985.8      3,985.8
Accumulated depreciation..................................  (11,342.9)   (10,577.5)   (10,577.5)
                                                            ---------    ---------    ---------
PROPERTY, PLANT AND EQUIPMENT, NET........................   19,988.8     19,977.4     19,977.4
Investments accounted for using the equity method.........    9,176.5        781.9        781.9
Investments accounted for using the cost method...........    1,000.3      2,415.6      2,415.6
Portfolio investments held as fixed assets (securities)...    3,264.2        534.4        534.4
Portfolio investments held as fixed assets (others).......   11,836.9      2,561.1      2,561.1
                                                            ---------    ---------    ---------
FINANCIAL ASSETS..........................................   25,277.9      6,293.0      6,293.0
                                                            ---------    ---------    ---------
TOTAL LONG-TERM ASSETS....................................  112,579.3     47,915.4     45,340.9
Inventories and work-in-progress..........................    3,219.5      4,348.3      4,900.3
Accounts receivable.......................................   23,149.7     22,164.1     22,391.7
Short-term loans..........................................    1,170.6      3,041.2      3,035.6
Cash and cash equivalents.................................    3,271.4      2,861.8      2,861.8
Other marketable securities...............................    7,347.4      4,282.9      4,246.7
                                                            ---------    ---------    ---------
TOTAL CURRENT ASSETS......................................   38,158.6     36,698.3     37,436.1
                                                            ---------    ---------    ---------
TOTAL ASSETS..............................................  150,737.9     84,613.7     82,777.0
                                                            =========    =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital.............................................    5,944.5      3,276.1      3,276.1
Additional paid-in capital................................   27,913.4      4,350.8      4,350.8
Retained earnings.........................................   22,817.2      3,149.6      3,265.3
                                                            ---------    ---------    ---------
TOTAL SHAREHOLDERS' EQUITY................................   56,675.1     10,776.5     10,892.2
MINORITY INTEREST.........................................    9,787.4      3,754.5      4,052.4
DEFERRED INCOME...........................................    1,560.1      1,306.4      1,306.4
RESERVES AND ALLOWANCES...................................    5,945.8      6,704.2      6,883.3
SUBORDINATED DEBT.........................................      150.1        178.3        178.3
Non-recourse project financing............................         --      1,193.0      1,193.0
Other financial long-term debt............................   23,804.1     17,861.7     17,861.7
                                                            ---------    ---------    ---------
LONG-TERM DEBT............................................   23,804.1     19,054.7     19,054.7
OTHER LONG-TERM LIABILITIES...............................    6,337.2      4,251.2      1,560.2
TOTAL LONG-TERM LIABILITIES...............................  104,259.8     46,025.8     43,927.5
Accounts payable..........................................   31,626.6     23,565.6     23,832.1
Bank overdrafts and other short-term borrowings...........   14,851.5     15,022.3     15,017.4
TOTAL CURRENT LIABILITIES.................................   46,478.1     38,587.9     38,849.5
                                                            ---------    ---------    ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................  150,737.9     84,613.7     82,777.0
                                                            =========    =========    =========

        The accompanying notes are an integral part of these statements.

(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                     ADDITIONAL
                                            SHARE     PAID-IN     RETAINED     NET      SHAREHOLDERS'
                                           CAPITAL    CAPITAL     EARNINGS    INCOME       EQUITY
                                           -------   ----------   --------   --------   -------------
                                                             (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 1997.............  2,043.5     3,237.3       743.8      822.1      6,846.7
Changes in accounting methods............                           (226.8)                 (226.8)
                                           -------    --------    --------   --------     --------
RESTATED BALANCE AT DECEMBER 31, 1997....  2,043.5     3,237.3       517.0      822.1      6,619.9
Net income for the year 1998.............                                     1,120.8      1,120.8
Foreign currency translation
  adjustment.............................                           (168.7)                 (168.7)
Dividends paid and net income
  appropriation..........................                            516.2     (822.1)      (305.9)
Goodwill.................................               (579.0)                             (579.0)
Capital increase.........................    387.5       770.8                             1,158.3
Release of revaluation surplus and
  other..................................                             (5.2)                   (5.2)
                                           -------    --------    --------   --------     --------
BALANCE AT DECEMBER 31, 1998.............  2,431.0     3,429.1       859.3    1,120.8      7,840.2
Net income for the year 1999.............                                     1,431.4      1,431.4
Foreign currency translation
  adjustment.............................                            383.3                   383.3
Dividends paid and net income
  appropriation..........................                            707.3   (1,120.8)      (413.5)
Goodwill.................................             (4,310.3)                           (4,310.3)
Capital increase.........................    845.1     5,232.0                             6,077.1
Release of revaluation surplus and
  other..................................                           (116.0)                 (116.0)
                                           -------    --------    --------   --------     --------
BALANCE AT DECEMBER 31, 1999.............  3,276.1     4,350.8     1,833.9    1,431.4     10,892.2
Changes in accounting methods............                           (115.7)                 (115.7)
                                           -------    --------    --------   --------     --------
RESTATED BALANCE AT DECEMBER 31, 1999....  3,276.1     4,350.8     1,718.2    1,431.4     10,776.5
Net income for the year 2000.............                                     2,299.0      2,299.0
Foreign currency translation
  adjustment.............................                           (735.3)                 (735.3)
Dividends paid and net income
  appropriation..........................                            865.7   (1,431.4)      (565.7)
Goodwill.................................                781.0       (44.0)                  737.0
Capital increase.........................  2,668.4    22,781.6    18,792.0                44,242.0
Release of revaluation surplus and
  other..................................                            (78.4)                  (78.4)
                                           -------    --------    --------   --------     --------
BALANCE AT DECEMBER 31, 2000.............  5,944.5    27,913.4    20,518.2    2,299.0     56,675.1
                                           =======    ========    ========   ========     ========

        The accompanying notes are an integral part of these statements.

For periods presented prior to January 1, 1999, the consolidated financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate E1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                           -----------------------------------------------
                                                             2000        1999(1)       1999         1998
                                                           ---------    ---------    ---------    --------
                                                                       (IN MILLIONS OF EUROS)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income.............................................    2,299.0      1,434.6      1,431.4     1,120.8
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization........................    4,038.3      2,988.5      3,489.7     2,125.0
    Financial provisions.................................       91.7        163.0        162.9       298.0
    Gain on sale of property and equipment and financial
      assets, net........................................   (3,909.5)      (670.0)      (670.0)     (297.9)
    Undistributed earnings from affiliates, net..........      342.8         50.8         50.8        38.8
    Deferred taxes.......................................      231.1     (1,175.0)    (1,022.1)     (279.4)
    Minority interest....................................      624.9        170.0          5.3       212.2
    Net changes in current assets and liabilities:
    Prepaid, deferrals and accruals......................     (157.4)    (1,094.3)    (1,094.3)     (536.1)
    Other working capital................................   (1,046.7)    (1,096.0)      (944.3)      216.5
                                                           ---------    ---------    ---------    --------
    NET CASH PROVIDED BY OPERATING ACTIVITIES............    2,514.2        771.6      1,409.4     2,897.9
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment..............   (5,799.8)    (5,059.4)    (5,697.2)   (3,942.2)
  Proceeds from sale of property, plant and equipment....    2,821.9      1,092.1      1,092.1       191.7
  Purchase of investments................................   (3,132.7)   (11,971.6)   (11,971.6)   (2,228.9)
  Sale of investments....................................    3,786.8      2,704.5      2,704.5     2,532.7
  Purchase of portfolio investments......................      (69.3)      (716.4)      (716.4)     (168.1)
  Sale of portfolio investments..........................      302.1        673.3        673.3       579.3
  Disbursement on notes receivables......................     (253.7)    (1,121.0)    (1,121.0)     (522.1)
  Principal payment on notes receivables.................      793.5      1,841.8      1,841.8       192.1
  Net decrease (increase)in short-term financial
    receivables..........................................    3,912.8       (120.7)      (120.7)    1,421.2
  Purchase of treasury shares held as marketable
    securities...........................................   (2,455.7)    (1,401.8)    (1,401.8)     (288.7)
  (Purchases) sales of other marketable securities.......   (1,386.4)     1,161.0      1,161.0      (692.8)
                                                           ---------    ---------    ---------    --------
    NET CASH USED FOR INVESTING ACTIVITIES...............   (1,480.5)   (12,918.3)   (13,556.2)   (2,925.9)
CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings.......    2,432.0      9,273.4      9,273.4    (1,384.2)
  Proceeds from issuance of borrowings and other
    long-term debt.......................................   16,369.9     11,695.6     11,695.6     2,850.7
  Principal payment on borrowings and other long-term
    debt.................................................  (21,923.4)    (9,899.6)    (9,899.6)   (1,042.4)
  Net proceeds from issuance of common stock.............    3,396.5      3,295.5      3,295.5       146.8
  Purchase of treasury stock.............................     (106.4)      (135.3)      (135.3)         --
  Cash dividends paid....................................     (799.9)      (483.8)      (483.8)     (348.3)
                                                           ---------    ---------    ---------    --------
    NET CASH (USED FOR) PROVIDED BY FINANCING
      ACTIVITIES.........................................     (631.3)    13,745.8     13,745.8       222.6
Effect of foreign currency exchange rate changes on cash
  and cash equivalents...................................        7.3         (1.5)        (1.5)       89.3
                                                           ---------    ---------    ---------    --------
CHANGE IN CASH AND CASH EQUIVALENTS......................      409.7      1,597.6      1,597.6       283.9
                                                           =========    =========    =========    ========
CASH AND CASH EQUIVALENTS:
  Beginning..............................................    2,861.8      1,264.1      1,264.1       980.2
  Ending.................................................    3,271.4      2,861.8      2,861.8     1,264.1
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash payments for:
    Interest.............................................    1,288.4        871.9        871.9       408.0
    Income taxes.........................................      228.9        369.5        369.5       140.8
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition:
    Purchase of affiliates by issuance of common stock...   28,809.2      2,225.2      2,225.2       923.1
    Issuance of common stock in settlement of note
      payable............................................    1,404.9        619.6        619.6       150.0

        The accompanying notes are an integral part of these statements.

For periods presented prior to January 1, 1999, the consolidated financial statements have been prepared in French francs and translated into euros using the official fixed exchange rate 1 = FF 6.55957, applicable since January 1, 1999 (see Note 2 to the consolidated financial statements).

(1) Restated to give effect to changes in accounting policies (see Note 2 to the consolidated financial statements).

                               VIVENDI UNIVERSAL

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF BUSINESS

     Vivendi Universal (also referred to herein as "the Company") is a societe anonyme organized under the laws of France. Vivendi Universal was created through the merger of Vivendi, The Seagram Company Ltd. and Canal Plus that was completed in December 2000, and is the successor company to Vivendi. The Company operates in two global core businesses: Media and Communications and Environmental Services. The Media and Communications business is divided into five business segments: Music, Publishing, and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Integration and partnering of the Media and Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

  Content

     - The Music business is conducted through Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

     - The Publishing business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to personal data appliances (PDAs) via wireless application protocol (WAP) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services, and business and general information.

     - The TV & Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay television channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

  Access

     - The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

     - The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

     Vivendi Environnement, a 63 percent effectively-owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation Vivendi Universal has prepared its consolidated financial statements in accordance with accounting principles generally accepted in France (French GAAP). The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP. French GAAP differs in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). A description of these differences and their effects on net income and shareholders' equity is discussed in

Note 16. The consolidated financial statements are presented in French GAAP format and incorporate certain modifications and additional disclosures designed to conform more closely to U.S. GAAP financial statements.

     Principles of Consolidation and Accounting for Investments The consolidated financial statements include the accounts of Vivendi Universal and its subsidiaries. All companies in which Vivendi Universal has legal or effective control are consolidated. The Company consolidates Cegetel and Canal Plus, in which it owns less than 50% of the voting shares. The Company has a direct and indirect ownership interest in Cegetel totaling 44%. Cegetel is consolidated because, through a shareholders agreement, the Company has a majority of the shareholder voting rights. The Company has a 49% direct ownership interest in Canal Plus. With respect to Canal Plus, the Company's control is derived from the facts that (i) Vivendi Universal has a majority of the Board of Directors, and (ii) the operational risks and rewards of Canal Plus are borne by Vivendi Universal. In addition, the Company only consolidates the subsidiary if no other shareholder or group of shareholders exercise substantive participating rights, which would allow those shareholders to veto or block decisions taken by the Company. The Company uses the equity method of accounting for its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these situations, the Company exercises significant influence over the operating and financial decisions of the subsidiary either
(a) through a disproportionate representation on the subsidiary's Board of Directors, e.g., the percentage of directors appointed to the board by the Company is greater than the percentage of its shareholding interest and those directors allow the Company to exercise significant influence, and (b) because there is no other shareholder with a majority voting ownership in the subsidiary, which is a consideration under French accounting principles to determine whether significant influence exists, or (c) because the Company exercises substantive participating rights, through shareholders agreements, that allow the Company to veto or block decisions taken by the subsidiary board. Significant investments in which Vivendi Universal has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method. The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities, the Company records its proportionate interest in the balance sheet and income statement accounts. All other investments in affiliates which are not consolidated are accounted for at cost. Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of Vivendi Universal's interest in the company involved.

     Use of Estimates The preparation of the financial statements requires management to make informed estimates, assumptions and judgments, with consideration given to materiality, that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. For example, estimates are used in management's forecast of anticipated revenues in the TV & Film and Music businesses and in determining valuation allowances for long-lived assets and uncollectible accounts receivable, pension liabilities and deferred taxes. Actual results could differ significantly from these estimates.

  Foreign Currency Translation

          Introduction of the euro -- Since the introduction of the euro on January 1, 1999, the functional and reporting currency of Vivendi Universal has been the euro. Prior to this date, the functional and reporting currency of the Company was the French franc. Periods prior to January 1, 1999, have been restated from French francs into euros using the official fixed exchange rate of E1 = FF 6.55957. The restated financial statements depict the same trends as the financial statements previously prepared using the French franc. The restated financial statements will not be comparable to financial statements of other companies that report in euros and have restated prior periods from currencies other than the French franc.

          Translation of foreign subsidiaries' financial statements -- Financial statements of foreign subsidiaries whose functional currency is not the euro are translated into euros at applicable exchange rates. All assets and liability accounts are translated at the appropriate year-end exchange rate and all income and expense accounts are translated at the average exchange rate for the year. The resulting translation gains and losses are recorded in retained earnings. For subsidiaries operating in highly inflationary economies, the financial statements are translated into the stable currency of a country that has a similar economy.

     Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into euros at the applicable exchange rates, and related translation gains or losses are recorded in retained earnings. Financial statements of subsidiaries located in countries that adopted the euro as their official currency are translated from the former national currencies to the euro at the official fixed exchange rates that were established on January 1, 1999, and are no longer subject to fluctuation.

          Foreign currency transactions -- Foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange losses are recorded in the current period earnings. Exchange gains or losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are recorded in retained earnings.

     Revenue Recognition Revenue is recorded when title passes to the customer or when services are rendered in accordance with contracts. Title passes to the customer when goods are shipped. Revenues relating to specific business segments are discussed in applicable sections of this footnote.

     Goodwill and Business Combinations All business combinations are accounted for as purchases or mergers. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. The amortization periods for goodwill range from 7 to 40 years in our Media and Communications businesses and from 20 to 40 years in our Environmental Services businesses.

     Certain significant acquisitions have been accounted for as mergers as permitted under French GAAP. Under this method, the assets and liabilities of the acquired company are accounted for at historical cost. Goodwill corresponds to the difference between the value of shares issued and the equity of ownership interests acquired, valued at historical cost.

     In accordance with French GAAP, for transactions where acquisitions are completed through issuance of capital, the portion of goodwill attributable to such proceeds may be charged to shareholders' equity, up to the amount of the related share premium.

     Other Intangible Assets Market share and editorial resources are not amortized (see accounting policies specific to the Media and Communications sector).

     Start-up costs relating to the implementation of new activities including pre-operating costs and film development rights, are amortized over their estimated useful life.

     Property, Plant and Equipment Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method, generally over the useful lives of 20 - 50 years for buildings and 3 - 15 years for equipment and machinery.

     Assets financed by leasing contracts that include a purchase option (known in France as "credit-bail") are capitalized and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included with depreciation and amortization expense.

     Valuation of Long-Lived Assets The carrying value of long-lived assets, including goodwill and other intangible assets, is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. Should impairment be indicated, a valuation allowance is established, based on estimated fair value.

  Financial Assets

     Investments accounted for using the cost method -- Investments in unconsolidated affiliates are carried at cost. Any negative difference between carrying value and fair value that is determined to be other than temporary is reserved.

     Portfolio investments held as fixed assets -- Portfolio and other investments include unlisted and listed equity securities of unconsolidated subsidiaries and long-term loans that are recorded at cost. When fair value is less than cost and is determined to be other than temporary, a valuation allowance may be provided. Estimated fair value is determined on the basis of Vivendi Universal's share of the equity of the companies concerned, adjusted to market value in the case of listed securities, and of their earnings growth prospects.

     Inventories and Work-In-Progress The Company values inventories according to the provisions of the French Commercial Code, either on a first-in-first-out or a weighted average cost basis. Inventories are stated at the lower of cost or net realizable value.

     Deferred Taxes Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carryforwards and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

     Cash, Cash Equivalents and Marketable Securities Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost which approximates their fair value.

     Marketable securities include Vivendi Universal treasury shares and other highly liquid investments. Vivendi Universal treasury shares are classified as marketable securities when they are acquired in open market transactions or in connection with stock options granted to directors and employees. Treasury shares held for other reasons are recorded as an offset to shareholders' equity. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.

     Pension Plans Vivendi Universal has several pension plans that cover substantially all employees. Vivendi Universal determines its pension obligations using the projected unit credit method. This method considers the probability of personnel remaining with Vivendi Universal until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

     Vivendi Universal's employees in France and most other European countries are eligible for severance pay pursuant to applicable law immediately upon termination. Vivendi Universal reserves for such employees' termination liabilities using the projected unit credit method.

     Stock Based Compensation Vivendi Universal has adopted stock option incentive plans that grant options on its common shares to certain directors, officers and other managers. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Company's performance on a long-term basis. Shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. Treasury shares that are held by the Company to fulfill its obligations under stock options granted have been recorded in the balance sheet as marketable securities and are carried at the lower of their historical cost or fair value. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

     The Company also maintains employee stock purchase plans that allow substantially all full-time employees of Vivendi Universal and certain of its subsidiaries to purchase shares of Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees for a five-year period.

     Derivative Financial Instruments The Company manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

     The Company primarily uses interest rate swaps and caps to manage interest rate risks relating to its funding costs. The goal of these swaps is, depending on the circumstances involved, to modify from fixed to floating rates and from floating to fixed as well as to modify the underlying index on floating rate debt. The goal of the interest caps is to limit the upside risk relating to floating rate debt. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred.

     The Company uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

     Other derivative financial instruments are used by the Company to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates.

     Any financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value in other current assets or liabilities and the profit or loss relating to the periodic change in fair value is recorded as income or expense in the current period.

     Research and Development The Research and Development costs are expensed as incurred.

     Accounting for Internal Use Software Direct internal and external costs incurred to develop computer software for internal use are capitalized during the application development stage and otherwise expensed. Such costs are amortized over their useful life. Policies applied by specific sectors are discussed in applicable sections of this Note.

     Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Such costs are charged as expenses as they are incurred. The technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications. The period between establishing the technological feasibility and the generation of a working model of the software to be marketed is not material. Therefore, the Company expenses all costs relating to external use software.

     Advertising Costs The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of the Company's corporate name have been capitalized and amortized over 3 years.

     Earnings Per Share Earnings per share is based on net income after taxes divided by the weighted average number of common shares outstanding.

  Accounting Policies Specific to the Media & Communications Businesses

     TV & Film segment -- Revenue from broadcast advertising is recognized when commercials are aired. Revenue from television subscription services related to cable and satellite programming services is recognized as the services are provided. Revenue from the theatrical distribution of motion pictures is recognized when the motion pictures are exhibited.

     Film and television rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Television broadcast programming licenses and rights and related liabilities are recorded at the contractual price when the screening certificate is obtained or from the signature date of the contract, if later. Films and television production costs are expensed based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual production basis. Revenue estimates are reviewed periodically and amortization is adjusted accordingly. Film costs, net of amortization, are classified as other intangible assets.

     Television network and station rights for theatrical movies and other long-term programming are charged to expense primarily on the usage of programs. Multi-year sports rights are charged to expense over the term of the contract.

     Estimates of total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of the film and television products, advertising rates and subscriber fees. Accordingly, revenue and cost estimates are reviewed periodically and the related asset amortization is adjusted prospectively, if necessary. Such adjustments could have a material effect on results of operations in future periods.

     In order to effectively manage our capital needs and costs in the film business, we may utilize a variety of arrangements, including co-production, insurance, contingent profit participation and the sale of certain distribution rights. In connection with our review of capital needs and costs, the Company has entered into an agreement with an independent third-party to sell substantially all completed feature films produced over the period 1997 - 2000. Films under the agreement are sold at our cost and no revenue or expense from the initial sale of the films is recognized. The Company distributes these films and maintains an option to reacquire the films at fair value, based on a formula considering the remaining estimated total gross revenues, net of costs, at the time of reacquisition. No films have been reacquired as of December 31, 2000. Following the sale to the third-party, we accrue participations due to the third-party in the same manner that the Company has historically amortized film costs under Financial Accounting Standard (SFAS) No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. As a distributor, the Company has recorded, in its statement of income, the revenues received from and operating expenses related to the films in all markets where we bear financial risk for film performance, and, in interest, net and other expense, certain other costs relating to the agreement.

     Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

     Publishing segment -- Revenue in the publishing segment is comprised of magazine advertising revenue which is earned when the advertisement runs and publication subscription revenue which is recognized over the term of the subscription on a straight-line basis. In addition, revenue in this segment is generated from book and software sales which is recognized when legal title to goods transfers upon shipment to the retailer.

     Music segment -- Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized upon shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

     Telecoms segment -- Revenue from the telecommunication segment are recognized when the services are provided. Telecommunication subscription revenue fees are deferred and recognized over the contract term, generally 12 months. Prepaid telecommunication fees are deferred and recognized when minutes are used.

     Discounts granted to customers represent mobile purchase incentives (service credit for twelve months) and discounts on packs (mobile granted access to Societe Francaise du Radiotelephone ("SFR") flat-rate tariff including connection). These discounts are treated as a reduction in revenue, and are spread over twelve months from the date the line is put into service.

     Internet segment -- Website development costs are expensed as incurred.

  Accounting Policies Specific to the Environmental Services Business

     Public Service Contracts -- Vivendi Universal holds public service contracts according to which the Company is granted the obligation to manage and maintain facilities owned and financed by local authorities. Revenue relating to these contracts is recognized when services are rendered.

     Facilities operated by the Company are generally financed by local authorities and remain their property throughout the contract period. Individual facilities financed by the Company as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, on the shorter of their economic useful lives or the contract's term. Whenever the contract's term is shorter than the economic useful life of the asset, such depreciation is classified as a liability as a financial depreciation.

     Vivendi Universal generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expensed as incurred, except for some investments in joint ventures where these costs are accrued in advance.

     Fees incurred to obtain a contract and paid upfront are capitalized and amortized on a straight line basis over the duration of the contract.

  Landfill Capitalization and Depletion

     Landfill sites are carried at cost and amortized ratably using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed. Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit. When the Company determines that the facility cannot be developed or the likelihood of grant of the permit cannot be determined before its final authorization, as it is the case in France and the United Kingdom, these costs are expensed as incurred.

  Landfill Closure and Post-closure Costs

     The Company has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or for which it is otherwise responsible.

     Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring, and other monitoring and maintenance to be incurred after the site discontinues accepting waste. The Company accrues a reserve for these estimated future costs pro rata over the estimated useful life of the sites.

     Accruals for environmental remediation obligations are recognized when such costs are probable and reasonably estimable.

     These liabilities are classified as reserves and allowances.

  Change in Accounting Principles

NEW ACCOUNTING PRONOUNCEMENTS IN FRANCE

     A new set of accounting standards set forth by the "Comite de la Reglementation Comptable" in April 1999, covering the consolidation methodologies applicable to consolidated financial statements, is effective for fiscal years beginning on or after January 1, 2000. Accordingly, Vivendi Universal adopted the following new principles for fiscal year 2000:

     - Revenues and expenses of subsidiaries' financial statements denominated in a currency different from euros, which were previously translated at the year-end exchange rate, are now translated at the average exchange rate during the period. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E16.3 million.

     - Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings. The cumulative effect of this change in accounting principle would have increased net income as of December 31, 1999 by E107.4 million.

OTHER CHANGES

     In addition, as of January 1, 2000, Vivendi Universal adopted the following new accounting principles in order to more closely align the Company's accounting policies to US GAAP:

     - Subscriber acquisition costs, which were previously spread over 12 months from the date the line was put into service, are now charged to expense. The cumulative effect of this change in accounting principle would have decreased net income as of December 31, 1999 by E87.7 million.

     - Broadcasting rights acquired by Canal Plus are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000 and 1999. Total assets increased by E2.0 billion (most of which related to intangible assets) and total liabilities and shareholders' equity increased by the same amount.

     Restated 1999 financial statements have been presented in order to facilitate comparability of annual financial statements.

     Reclassifications Certain prior period amounts in the financial statement notes have been reclassified to conform with the current year presentation.

NOTE 3 SIGNIFICANT TRANSACTIONS/BUSINESS COMBINATIONS

MERGER OF VIVENDI, SEAGRAM AND CANAL PLUS

     On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Merger Transactions included:

     - Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law. In Vivendi Universal's combination with Seagram, holders of Seagram common shares (other than those exercising dissenters' rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held.

     - Vivendi merger with Canal Plus: Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business.

     - Vivendi Universal accounted for the Merger Transactions with Seagram and Canal Plus using the purchase method of accounting for business combinations.

  Seagram

     Allocation of Purchase Price The Company has performed a preliminary purchase price study related to the Merger Transactions in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed, based on fair values at the transaction date. The final allocation of purchase price, which will be completed within one year of the completion of the Merger Transactions, is not expected to differ significantly from the following:

MILLIONS OF EUROS
-----------------
Identifiable intangible assets..............................   8,785
Investment in USA Networks, Inc. ...........................   5,904
Net assets of spirits & wine................................   8,759
Goodwill....................................................  25,345
Net debt....................................................  (8,921)
Deferred taxes..............................................  (6,253)
All other, net..............................................  (1,054)
                                                              ------
                                                              32,565
                                                              ======

     Intangible Assets Identifiable intangible assets consist of music catalogs, artists' contracts, music publishing assets, distribution networks, customer relationships and international television networks. Acquired music catalogs, artists' contracts and music publishing assets are amortized over periods ranging from 14 to 20 years and other intangibles are amortized over a 40-year period, on a straight-line basis. Goodwill is the excess of purchase price over the fair value of assets acquired and liabilities assumed, and is amortized on a straight-line basis over a 40-year period.

     Accrual for Exit Activities In connection with the integration of Vivendi, Seagram and CANAL+, management developed a formal exit activity plan that was committed to by management and communicated to employees shortly after the merger was consummated. The accrual for exit activities consists principally of facility elimination costs, including leasehold termination payments and incremental facility closure costs, contract terminations, relocation costs and the severance of approximately 100 employees, related to the acquired companies.

     Plans to Dispose of Seagram's Spirits and Wine Business In connection with the Merger Transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its Spirits and Wine business for U.S.$8.15 billion, an amount that is expected to result in approximate after-tax proceeds of U.S.$7.7 billion. The sale is expected to close during 2001 and is subject to regulatory approvals and customary closing conditions. There is no assurance that such conditions will be satisfied. Vivendi Universal accounts for the Spirits and Wine business on a single line as a component of exceptional items.

CANAL+

     The details of the acquisition of CANAL+ are as follows:

                     MILLIONS OF EUROS
                     -----------------
Fair value of net tangible and intangible assets acquired...      (7)
Purchase price..............................................  12,537
                                                              ------
Goodwill....................................................  12,544
                                                              ------
Goodwill recorded as an asset...............................  12,544

     Prior to the merger with Vivendi and Seagram, Vivendi Universal acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares and increased its ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

     Goodwill arising from these transactions is amortized over a 40 year period.

     Plans to Dispose of Vivendi's Interest in BSkyB In connection with the European Commission's approval of the Merger Transactions pursuant to the relevant European merger regulations, Vivendi Universal has to divest its investment in BSkyB within a period of two years from the completion of the merger transactions. Pursuant to the requirement, BSkyB has been accounted for using the cost method since September 30, 2000.

     Havas Interactive In January 1999, Vivendi Universal acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a U.S. based software development company which produces games and educational CD-ROM. The transaction was accounted for as a purchase. Vivendi Universal made a payment of E678 million in exchange for the shares of Havas Interactive. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...  396
Purchase price..............................................  678
                                                              ---
Goodwill....................................................  282
                                                              ---
Goodwill recorded as an asset...............................  282

     Goodwill recorded as an asset arising from this transaction is being amortized over 10 years.

     US Filter In April 1999, Vivendi Universal acquired 100% of the outstanding shares of US Filter, a U.S. based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. Vivendi Universal paid E5,801 million in cash and financed the transaction through the issuance of Vivendi Universal bonds and common shares. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...  1,224
Purchase price..............................................  5,801
                                                              -----
Goodwill....................................................  4,577
                                                              -----
Goodwill recorded as an asset...............................  1,801
Goodwill charged to shareholders' equity....................  2,776

     Goodwill recorded as an asset arising from this transaction is being amortized over 40 years.

     Scoot.com In April and July 2000, Vivendi Universal acquired 22.4% of Scoot.plc. The transaction was accounted for as a purchase, for an amount of E443 million. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...   84
Purchase price..............................................  443
                                                              ---
Goodwill....................................................  359
                                                              ---
Goodwill recorded as an asset...............................  359

     I-France In March 2000, Vivendi Universal acquired 100% of I-France. The transaction was accounted for as a purchase for an amount of E149 million. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...    3
Purchase price..............................................  149
                                                              ---
Goodwill....................................................  146
                                                              ---
Goodwill recorded as an asset...............................  146

     UTI In January 2000, Vivendi Telecom International ("VTI", a wholly owned direct subsidiary of Vivendi Universal) acquired 100% of the outstanding shares of United Telecom International (UTI), a

Hungarian Telecommunications Company. The transaction was accounted for as a purchase, and the price paid was E130 million. The details of the acquisition are as follows:

MILLIONS OF EUROS
-----------------
Fair value of net tangible and intangible assets acquired...    8
Purchase price..............................................  130
                                                              ---
Goodwill....................................................  122
                                                              ---
Goodwill recorded as an asset...............................  122

     Pro Forma Financial Information The unaudited condensed pro forma income statement data presented below illustrates the effect of the Merger Transactions (excluding the results of the acquired Seagram Spirits and Wine business which is held for sale), the consolidation of CANAL+ on a twelve month basis and the divestiture of Vinci, as if the transactions had occurred at the beginning of 1999. The pro forma information is not necessarily indicative of the combined results of operations of the Company that would have occurred if the transactions had occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
MILLIONS OF EUROS                                            2000          1999
-----------------                                         ----------    ----------
Pro Forma Revenue.......................................   52,521.2      44,000.5
Pro Forma Operating income..............................    3,143.4       1,869.1

NOTE 4 INVESTMENTS

  Investments Accounted for Using the Equity Method

                                                                       AT DECEMBER 31,
                                                  ---------------------------------------------------------
                                                                   PROPORTIONATE      PROPORTIONATE SHARE
                                                    INTEREST      SHARE OF EQUITY     OF NET INCOME (LOSS)
                                                  -------------   ----------------   ----------------------
                                                  2000    1999     2000      1999     2000    1999    1998
                                                  -----   -----   -------   ------   ------   -----   -----
                                                                      MILLIONS OF EUROS
USANi LLC............................  (10)(11)   48.60%   0.00%  5,310.0       --       --      --      --
Elecktrim Telekomunikacja SP.........       (1)   49.00%   0.00%  1,148.7       --    (30.5)     --      --
Sithe Energies.......................       (2)   34.21%   0.00%    820.5       --       --      --      --
UC Development Partners..............      (11)   50.00%   0.00%    395.5       --       --      --      --
Telecom Developpement................             49.90%  49.90%    268.6    241.4     27.2    (1.1)  (17.1)
Universal Studios Florida............      (11)   50.00%   0.00%    141.9       --       --      --      --
Port Aventura........................      (11)   37.00%   0.00%     95.6       --       --      --      --
Realia Business SA...................       (3)   23.31%   0.00%     89.8       --     15.0      --      --
Xfera Moviles........................             26.21%   0.00%     74.6       --     (6.2)     --      --
UGC..................................             39.34%  39.34%     73.4     71.1     (1.7)    0.4     0.6
Philadelphia Suburban................      (10)   17.02%  15.87%     73.1     55.0     10.5     5.4     3.2
Universal Studios Japan..............      (11)   24.00%   0.00%     69.9       --       --      --      --
Scoot Com PLC........................             22.40%   0.00%     65.4       --    (15.0)     --      --
UCG CineCite.........................             16.86%  19.44%     63.7     52.0     (2.5)    0.3      --
Domino...............................             30.00%   0.00%     57.4       --      8.4      --      --
South Staffordshire..................      (10)   31.74%  32.71%     54.3     47.0     10.6    10.1     7.7
Vizzavi Europe.......................             50.00%   0.00%    (43.8)      --    (44.2)     --      --
Societe Financiere de Distribution
  (SFD)..............................             49.00%   0.00%    (47.0)      --    (37.1)     --      --
Canal Plus...........................       (4)     N/A     N/A       N/A      N/A      N/A     N/A    (9.6)
Havas Advertising....................       (5)     N/A   19.71%      N/A    127.8      N/A    11.3    13.6
Cofiroute............................       (6)     N/A   31.13%      N/A    105.0      N/A    26.0    21.4
British Sky Broadcasting.............       (7)     N/A   23.36%      N/A   (250.0)     N/A   (13.7)     --
Canal+ DA............................       (8)     N/A     N/A       N/A      N/A       --      --    (0.2)
Magyar Telecom.......................       (8)     N/A     N/A       N/A      N/A       --      --    (1.5)

                                                                       AT DECEMBER 31,
                                                  ---------------------------------------------------------
                                                                   PROPORTIONATE      PROPORTIONATE SHARE
                                                    INTEREST      SHARE OF EQUITY     OF NET INCOME (LOSS)
                                                  -------------   ----------------   ----------------------
                                                  2000    1999     2000      1999     2000    1999    1998
                                                  -----   -----   -------   ------   ------   -----   -----
                                                                      MILLIONS OF EUROS
Consumers Water......................               N/A     N/A       N/A      N/A       --      --     2.5
Audiofina............................                --      --        --       --       --      --    10.4
Other................................       (9)     N/A     N/A     464.9    332.6   (152.7)   (5.8)   11.5
                                                                  -------   ------   ------   -----   -----
Total per balance sheet..............                             9,176.5    781.9   (218.2)   32.9    42.5
                                                                  =======   ======   ======   =====   =====

Companies exiting consolidation scope
  in 2000:(*)
  British Sky Broadcasting...........                                                (118.9)
  Nexity.............................                                                  17.5
  Vinci..............................                                                  13.3
                                                                                     ------
  Total per income statement.........                                                (306.3)
                                                                                     ------

---------------
 (*) These companies have been deconsolidated as of December 31, 2000.

 (1) The main shareholder is Elecktrim.

 (2) This company was consolidated during 2000 until December 31, 2000, at which time the Company's interest was reduced to 34.21%.

 (3) Since the beginning of the year, FCC's Real Estate was consolidated by the equity method due to the constitution of the new company Realia Business SA (47.57 % FCC -- 52.43 % Caja Madrid). In 1999, this activity was consolidated.

 (4) Vivendi Universal acquired an additional 15% of the capital stock of Canal Plus in September 1999, bringing Vivendi Universal's total equity interest to 49%. Canal Plus was consolidated beginning October 1, 1999, due to the acquisition of effective control.

 (5) Due to operation on its capital stock (mainly issue of shares exchanged against Snyder shares), Havas Advertising was accounted for using the cost method; the company's interest rate at December 31, 2000 was 11.36%, versus 19.71% in 1999.

 (6) During 2000, Cofiroute (a subsidiary of Vinci) is no longer consolidated by the Equity method because of Vinci's exiting consolidation scope.

 (7) British Sky Broadcasting has been accounted for using the cost method since September 30, 2000. Proportionate share of net loss for the first nine months was E118.9 million.

 (8) Magyar Telecom and Canal + DA were consolidated in 1999.

 (9) Other investments consists of various entities accounted for using the equity method whose proportionate share of equity is under E40 million at December 31, 2000.

(10) The December 31, 2000 quoted market price for these investments, which are publicly listed, are as follows: USA Networks, Inc.: E5,894.2 million, Philadelphia Suburban: E217.7 million, South Staffordshire: E128.8 million.

(11) Entities acquired in connection with the acquisition of Seagram in December 2000.

     Dividends received from the equity affiliates amount to E36.5 million in 2000, E83.7 million in 1999, and E81.3 million in 1998.

     Summarized financial information for equity method investees is as follows:

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              --------    --------    --------
                                                                     MILLIONS OF EUROS
BALANCE SHEET DATA
Long-term assets............................................  23,201.9     5,237.1
Current assets..............................................   3,936.9     4,830.7
                                                              --------    --------
Total assets................................................  27,138.8    10,067.8
                                                              --------    --------
Shareholders' equity........................................  13,291.5     1,047.5
Current liabilities.........................................   5,286.9     4,937.0
Non current liabilities.....................................   8,560.4     4,083.3
                                                              --------    --------
Total liabilities and shareholders' equity..................  27,138.8    10,067.8
                                                              --------    --------
INCOME STATEMENT DATA
Net revenue.................................................   2,643.7     8,242.2    11,232.2
Operating income............................................     180.9      (284.7)      755.6
Net income (loss)...........................................     (26.3)     (446.2)      209.1

  Investments accounted for using the cost method

                                                                    AT DECEMBER 31,
                                                       ------------------------------------------
                                                                    2000                   1999
                                                       -------------------------------    -------
                                                        GROSS     ALLOWANCE      NET        NET
                                                       -------    ---------    -------    -------
                                                                   MILLIONS OF EUROS
Havas Advertising(1).................................    340.4                   340.4
Fovarosi Csatomazasi Muvek
  Reszvenytarsasag(2)(3)(4)..........................     76.2                    76.2       37.8
Genova Acque.........................................     38.3                    38.3
Apa Nova Bucaresti(2)(3).............................     35.0                    35.0
People PC(2).........................................     27.2      (15.0)        12.2
Misrfone.............................................     22.5                    22.5       22.5
Generale de Transport et d'Industrie.................     21.5                    21.5
Elektrim Telekomunikacja SP Zoo(5)...................                                     1,209.2
Canal Satellite(6)...................................                                       304.0
Mediaset SpA(7)......................................                                       143.6
Television Holding SA................................                                        85.7
Domino(5)............................................                                        59.3
Csatorna Uzemeltetesi Holding Reszvenyta(5)..........                                        40.0
Mitteldeutsche Wasserversorgungsgeselt(5)............                                        34.2
Norsk Gjenvinning(5).................................                                        29.2
CGEA Bresil(5).......................................                                        23.7
@viso(5).............................................                                        20.1
Other(8).............................................    708.6     (254.4)       454.2      406.3
                                                       -------     ------      -------    -------
Total................................................  1,269.7     (269.4)     1,000.3    2,415.6
                                                       -------     ------      -------    -------

---------------
(1) The December 29, 2000 quoted market price for Havas Advertising is E461.1 million.

(2) Companies acquired or created at the end of 2000.

(3) Companies consolidated in 2001.

(4) 12.5% additional acquisition in 2000.

(5) Companies consolidated in 2000.

(6) Investment sales to Lagardere Group in 2000.

(7) During 2000, Mediaset SpA shares were exchanged against Mediaset obligation debt for around E102 million, the remaining amount is accounted in marketable securities.

(8) Other investments whose gross book value is under E20 million.

  Portfolio investments

     Other portfolio investments held as fixed assets are detailed as follows:

                                                                         AT DECEMBER 31,
                                   -------------------------------------------------------------------------------------------
                                                       2000                                           1999
                                   ---------------------------------------------   -------------------------------------------
                                               GROSS        GROSS      ESTIMATED             GROSS        GROSS      ESTIMATED
                                             UNREALIZED   UNREALIZED     FAIR              UNREALIZED   UNREALIZED     FAIR
                                    COST       GAINS        LOSSES       VALUE     COST      GAINS        LOSSES       VALUE
                                   -------   ----------   ----------   ---------   -----   ----------   ----------   ---------
                                                                        MILLIONS OF EUROS
British Sky Broadcasting(1)......  1,232.8    4,946.4                   6,179.2
Dupont(2)........................    853.3                                853.3
USAi Common and class B
  Shares(2)(3)...................    571.8                                571.8
Saint-Gobain.....................    124.1      103.9                     228.0    119.2     130.7           --         249.9
Facic(4).........................    181.2        4.3                     185.5    185.1        --           --         185.1
Alcatel..........................                                            --    145.1     298.8           --         443.9
Eiffage..........................     56.6                   (16.9)        39.7     56.6        --        (14.0)         42.6
Societe Generale.................                                            --       --        --           --            --
Others (with unit book value of
  under 40 million)..............    261.4       21.2        (93.2)       189.4     49.0      64.3         (6.6)        106.7
                                   -------    -------       ------      -------    -----     -----        -----       -------
Total gross amount...............  3,281.2    5,075.8       (110.1)     8,246.9    555.0     493.8        (20.6)      1,028.2
Valuation allowance..............    (17.0)                   17.0           --    (20.6)       --         20.6            --
                                   -------    -------       ------      -------    -----     -----        -----       -------
Total net amount.................  3,264.2    5,075.8        (93.1)     8,246.9    534.4     493.8           --       1,028.2
                                   -------    -------       ------      -------    -----     -----        -----       -------

---------------
(1) 4.17% of the BSkyB common shares outstanding is accounting in marketable securities for the repayment of the convertible debts.

(2) The fair values of the investments in Dupont and USAi common stock approximated their book values at December 31, 2000 due to the fair value allocation of the purchase price to these assets related to the acquisition of Seagram.

(3) 18.2 million shares of common stock of USAi which had a book value of E425.6 million and 13.4 million shares of USAi Class B common stock with a book value of E146.2 million.

(4) One of the parent companies of Washington Baltimore.

                                                             AT DECEMBER 31,
                                                           -------------------
                                                             2000       1999
                                                           --------    -------
                                                            MILLIONS OF EUROS
Unlisted investments.....................................   9,064.8      417.8
Long term loans..........................................   2,088.6    1,350.5
Other....................................................     760.8      918.8
                                                           --------    -------
                                                           11,914.2    2,687.1
Valuation allowance......................................     (77.3)    (126.0)
                                                           --------    -------
Total net amount.........................................  11,836.9    2,561.1
                                                           --------    -------

     Unlisted investments consist mainly of net assets related to Seagram's Spirit and Wine branch for an amount of E8,759 million, of bonds for an amount of E120.5 million and of mutual fund shares for an amount of E27.7 million, at December 31, 2000.

     Long-term loans relate mainly to Vivendi Universal for an amount of E703 million, Real Estate operations for an amount of E455 million as of December 31, 2000 and to environment companies, for an amount of E356 million as of December 31, 2000.

     Other investments consist mainly of loans by CANAL+ and US Filter and bond discount related to Vivendi Environnement.

  Investments Accounted for Using the Proportionate Consolidation Method

     Investments accounted for using the proportionate consolidation method represent companies in which Vivendi Universal and other shareholders have agreed to exercise joint control over significant financial and operating policies.

     Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows:

                                                                     AT DECEMBER 31,
                                                              -----------------------------
                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                    MILLIONS OF EUROS
BALANCE SHEET DATA
Non-current assets..........................................  5,276.0    4,324.6
Current assets..............................................  2,179.6    2,835.7
                                                              -------    -------
Total assets................................................  7,455.6    7,160.3
                                                              -------    -------
Shareholders' equity........................................  2,095.4    1,878.6
Minority interests..........................................    278.5      244.1
Financial debt..............................................  1,829.8    1,557.4
Reserves and other liabilities..............................  3,251.9    3,480.2
                                                              -------    -------
Total liabilities and shareholders' equity..................  7,455.6    7,160.3
                                                              -------    -------
INCOME STATEMENT DATA
Net sales...................................................  3,055.2    2,508.5    1,401.7
Operating income............................................    354.0      222.8      103.8
Net income..................................................    171.4       80.2       46.1

NOTE 5 SHAREHOLDERS' EQUITY

     During 1998, the Company issued 6,370,689 shares with a value of E205.5 million in connection with its obligations under the employee stock purchase plan and stock option plans, and 647,139 shares valued at E29.6 million in connection with conversion of bonds and exercise of warrants. In addition, the Company issued 69,236,562 shares valued at E923.2 million in connection with the acquisition of Havas. Goodwill of E579.0 million arising from this transaction was recorded in additional paid-in capital. The cumulative effect due to the change in accounting principles as of January 1, 1998 was E(226.8) million. This net amount includes E(170.6) million due to the change in accounting related to capital leases and E(56.2) million due to the change in pension accounting.

     During 1999, the Company issued 45,505,197 shares for a total of E2,681.0 million for the exercise of subscription options. In addition, the Company issued 25,747,392 shares with a value of E522.0 million relating to the acquisition of Pathe. The Company also issued 4,254,300 shares with a value of E325.0 million relating to the acquisition of BSkyB, and 17,500,000 shares with a value of E1,373.0 million relating to the acquisition of Canal Plus shares from Richemont. Lastly, the Company issued 9,813,432 shares with a value of E524.0 million in connection with its obligations under the employee stock purchase plan and stock option plans, and issued 19,712,100 shares valued at E652.0 million relating to the conversion of bonds and warrants. Goodwill totaling E4,310.3 million arising from business combinations was recorded in additional paid-in capital in 1999.

     During 2000, the Company issued 319,531,416 shares for a total of E32,445.1 million in relation with the Seagram merger. In addition, the Company issued 130,638,208 shares with a value of E12,394.5 million relating to the acquisition of CANAL+. The Company also issued 36,391,248 shares due to the conversion of Sofiee shares into Vivendi Universal shares. The Company also cancelled 12,585,720 shares with a value of E(1,244.6) million relating to the treasury stock. The Company also issued 10,388,230 shares with a value of E611.1 million in connection with its obligation under the employee stock purchase plan and stock options plan; and issued 796,893 shares valued at E35.9 million relating to the conversion of bonds and warrants. Lastly, goodwill totaling E737 million -- arising from business combinations and previously recorded in additional paid-in capital-has been reversed following the disposition of BSkyB, Vinci, Nexity and 34% of Multithematiques.

     The Company's consolidated and unconsolidated subsidiaries have certain restrictions on the distribution of net equity. These restrictions mainly concern French companies where, pursuant to French law, they are legally required to reserve a minimum of 5% of its annual net income within the retained earnings account. This minimum contribution is not required once the reserve equals 10% of the aggregate nominal share capital. The legal reserve is distributable only upon liquidation. At December 31, 2000, the parent company has reserved a total of E82.2 million, which represents 1.4% of the aggregate share capital of E5,944.5 million.

     On May 2, 1997, the Company issued 130,359,688 warrants to the Company's shareholders. The warrants grant the holder the right to receive shares of the Company at a predetermined price, originally denominated in French francs, upon exercise of 40 warrants. In May 1999, the Company adjusted the terms of the warrants consistent with the Company's stock-split and the redenomination of its capital into Euros. As a result of the adjustment, holders of these warrants may receive 3.05 new common shares at a price of E137.2 for the exercise of 40 warrants. As of December 31, 2000, 106,036,727 of these warrants remain outstanding.

     The share capital of the Company consisted of 1,080,808,443 shares as at December 31, 2000 and 595,648,168 as of December 31, 1999. All shares have one voting right and may be registered upon request by the owners. The treasury shares have no voting rights. The number of voting rights outstanding was 1,018,679,038 as of December 31, 2000 and 624,506,807 as of December 1999.

NOTE 6 DEBT

     The table below presents an analysis of the consolidated long-term debt balance by type of debt instrument (in millions of Euros):

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
Subordinated debt(a)....................................     150.1       178.3
Non-recourse project financing(b).......................        --     1,193.0
Other financial long-term debt:
  Capital leases........................................     629.3       818.0
  Vivendi Universal convertible 1.25%(c)................   1,689.9     1,700.0
  Vivendi Environnement 1.5%(d).........................   1,535.4     3,028.8
  BSkyB 3%(e)...........................................     154.9       155.1
  Mediaset SpA 3,5%(f)..................................      52.3       181.9
  BSkyB 1%(g)...........................................   1,440.0          --
  Seagram Debt remaining(h).............................   2,491.0          --
Bonds and Bank loans....................................  15,811.3    11,977.9
                                                          --------    --------
Total...................................................  23,954.2    19,233.0
                                                          --------    --------

---------------
(a) Subordinated debt consist primarily of:

     - a loan of E244 million to finance the wastewater treatment plant in Zaragoza, Spain, underwritten by OTV on December 27, 1991 and repayable over 15 years.

     - $70 million of securities repayable over 15 years, issued on January 29, 1991 by energies USA.

(b) Financing guaranteed by the related Sithe Energy project, which is now accounted for by the equity method due to a reduction in the Company's interest.

(c) On January 1999, Vivendi issued bonds that bear interest at 1.25%, with a maturity in January 2004 and that are convertible at the option of the bondholder, into Vivendi Universal shares at the conversion rate of 1 bond to 3.407 shares.

(d) On April 1999, Vivendi Environnement, a then wholly owned subsidiary, issued bonds that bear interest at 1.5% with maturity in January 2005, and that are convertible, at the option of the bondholder, into Vivendi Universal shares at the conversion rate of 1 bond to 3.047 shares.

    In July 2000, Vivendi Environnement sold approximately 37 percent of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering.

(e) In connection with the acquisition of Pathe in September 1999, Vivendi Universal assumed bonds that bear interest at 3%; with a maturity in November 2003, and that are exchangeable into BSkyB shares. Each bond may be exchanged at the option of the bondholder for 188.5236 BSkyB shares. Vivendi Universal currently owns an adequate number of BSkyB shares to meet its maximum conversion obligation.

(f) On April 1997, Canal Plus issued bonds that bear interest at 3.5%, with maturity in March 2002, and that are exchangeable into Mediaset Spa shares. Each bond may be exchanged at the option of the bondholder for 341.74 shares per bond. CANAL+ currently owns an adequate number of Mediaset to meet its maximum conversion obligation.

(g) In connection with the Vivendi Universal's intention to dispose of its BSkyB shares, the Company issued, on July 2000, bonds that bear interest at 1% with maturity in July 2003. Each bond may be exchanged at the option of the bondholder for 1 share per bond. Vivendi Universal currently owns an adequate number of BSkyB shares to meet its maximum conversion obligation.

(h) In connection with the sale of the Spirits and Wine business, The Seagram Company Ltd and Joseph E. Seagram & Sons, Inc. (JES), wholly owned subsidiaries of the Company, have recently completed tender offers and consent solicitations for all of their outstanding debt securities.

     Long-term debt listed according to the currency in which it is denominated is as follows (in millions of Euros):

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
Euros...................................................  20,004.4    15,032.4
US Dollar...............................................   3,421.9     3,604.8
Pound Sterling..........................................     180.0       247.4
Australian Dollar.......................................      83.1       166.6
Korean Won..............................................      86.9          --
Canadian Dollar.........................................        --        82.0
Other...................................................     177.9        99.8
                                                          --------    --------
Total...................................................  23,954.2    19,233.0
                                                          --------    --------

     The table below presents a summary of the repayment schedules of the long-term debt excluding subordinated securities (in millions of Euros):

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
Due between one and two years...........................   7,324.7     4,781.0
Due between two and five years..........................  12,562.1     8,080.4
Due after five years....................................   3,917.3     6,193.3
                                                          --------    --------
Total...................................................  23,804.1    19,054.7
                                                          --------    --------

     At the end of 2000, E1.8 billion in bank borrowings was supported by collateral guarantees, including E787 million for the financing of "Cogeneration" of Bayerische Landesbank and E600 million for the financing of the water treatment plants of C.G.E Deutschland in Berlin.

NOTE 7 RESERVES AND ALLOWANCES

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
Litigation including social and fiscal....................    619.8    1,081.8
Warranties and customer care..............................    312.2      376.7
Financial depreciation*...................................    567.8      525.8
Maintenance and repair costs accrued in advance...........    372.2      432.7
Reserves related to fixed assets..........................    310.2      152.1
Valuation allowance on real estate........................    809.6    1,255.7
Valuation allowance on work in progress and losses on long
  term contracts..........................................    717.6      684.8
Closure and post closure costs............................    354.7      259.1
Pensions..................................................    449.0      591.6
Restructuring costs.......................................    310.4      434.1
Losses on investments in unconsolidated companies.........    361.3      376.0
Others....................................................    761.0      712.9
                                                            -------    -------
Total reserves and allowances.............................  5,945.8    6,883.3
                                                            -------    -------

---------------
* Financial depreciation of fixed assets relating to public service contracts.

     The developments in the reserve for restructuring costs for the years ended December 31, 2000 and 1999 are as follows:

                                                        AT DECEMBER 31,
                                                   --------------------------
                                                    2000      1999      1998
                                                   ------    ------    ------
                                                       MILLIONS OF EUROS
Balance at beginning of period...................   434.1     267.0     244.7
Amount charged to expenses.......................   155.4      94.3     103.5
Deductions of reserve Utilization (cash).........  (105.1)   (125.4)   (114.1)
Reversal (change in estimate)....................   (65.5)    (39.6)    (26.7)
Other adjustments*...............................  (108.5)    237.8      59.6
                                                   ------    ------    ------
Balance at end of period.........................   310.4     434.1     267.0
                                                   ------    ------    ------

---------------
* Other adjustments reflect changes in the scope of consolidation.

     Provisions for restructuring by segment analyses as follows:

                                                               AT DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                              MILLIONS OF EUROS
TV & Film...................................................    31.3       37.3
Publishing..................................................    86.4       53.5
Music.......................................................      --         --
Telecoms....................................................     8.6       19.1
Internet....................................................      --         --
                                                               -----      -----
Total Media & Communications................................   126.3      109.9
Environmental Services......................................   184.1      209.1
Non-Core....................................................      --      115.1
                                                               -----      -----
Total Vivendi Universal.....................................   310.4      434.1
                                                               -----      -----

     The changes in the scope of consolidation in 2000 are mainly explained by the merger of Vivendi with Seagram and Canal Plus, by the deconsolidation of Vinci and the change in the method of consolidation of Sithe.

     Changes in the scope of consolidation in 1999 were mainly explained by the acquisition of US Filter and Medi-Media.

NOTE 8 INCOME TAXES

  Analysis of income tax expense (benefit)

     Components of the income tax provision (benefit) are as follows:

                                                                AT DECEMBER 31,
                                                         -----------------------------
                                                          2000        1999       1998
                                                         -------    --------    ------
                                                               MILLIONS OF EUROS
  France...............................................    394.5        56.8      96.6
  Other countries......................................    395.3       172.0     273.4
                                                         -------    --------    ------
Current income tax expense.............................    789.8       228.8     370.0
                                                         -------    --------    ------
  France...............................................    224.3      (926.3)   (394.5)
  Other countries......................................      6.8       (95.7)    114.5
                                                         -------    --------    ------
Deferred income tax (benefit)..........................    231.1    (1,022.0)   (280.0)
                                                         -------    --------    ------
Total income tax expense (benefit).....................  1,020.9      (793.2)     90.0
                                                         -------    --------    ------

  Deferred tax assets and liabilities

     The temporary differences which give rise to significant deferred tax assets and liabilities are as follows:

                                                                AT DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                               MILLIONS OF EUROS
DEFERRED TAX ASSETS:
  Employee benefits.........................................      81.4       118.1
  Provisions for risks and liabilities......................     747.1       931.1
  Tax loss including Real Estate operations.................   3,901.8     3,645.0
  Other temporary differences...............................     916.8       520.0
                                                              --------    --------
GROSS DEFERRED TAX ASSETS...................................   5,647.1     5,214.2
                                                              --------    --------
DEFERRED TAX ASSETS NOT RECORDED IN THE BOOKS(A)............  (1,739.2)   (2,480.5)
Deferred tax assets recorded in the books...................   3,907.9     2,733.7
                                                              ========    ========
Deferred tax liabilities:
  Depreciation..............................................   1,319.6       606.6
  Reevaluation of assets....................................   2,764.4       656.5
  Dupont share redemption...................................   1,655.6          --
  Spirit and Wine sale......................................   1,769.1          --
  Other taxable temporary differences.......................     620.7       318.0
                                                              --------    --------
Gross deferred tax liabilities..............................   8,129.4     1,581.1
                                                              --------    --------

---------------
(a) The evolution of tax assets not recorded in the books between 2000 and 1999 is mainly due to the consolidation of CANAL+.

     Deferred tax assets are recorded in the consolidated balance sheets in the caption Accounts Receivable. Deferred tax liabilities are recorded in the caption Accounts Payable.

     Undistributed earnings of subsidiaries are indefinitely reinvested in operations and will be remitted substantially free of additional tax.

  Tax rate reconciliation

     A reconciliation of the French statutory tax rate to the Company's effective tax rate is as follows:

                                                                AT DECEMBER 31,
                                                            ------------------------
                                                            2000      1999     1998
                                                            -----    ------    -----
Statutory tax rate........................................   37.8%     40.0%    41.6%
Goodwill amortization not deductible for tax purpose......    6.1%     38.4%     7.2%
Permanent differences.....................................  (17.7)%   (79.1)%    7.1%
Lower tax rate on long-term capital gains and losses......   (5.7)%   (22.3)%   (6.1)%
Tax losses................................................    6.0%    (93.9)%  (36.9)%
Other, net................................................   (0.6)%    (7.4)%   (5.5)%
                                                            -----    ------    -----
Effective tax rate(a).....................................   25.9%   (124.3)%    7.4%
                                                            -----    ------    -----

---------------
(a) The effective tax rate is computed by dividing "Income taxes and deferred taxes" by "Net income before income taxes and deferred taxes."

  Net operating tax loss savings

     At December 31, 2000, the Company had tax LOSSES which represent a potential tax saving of E3,901.8 million (computed with the enacted tax rate).

     Tax losses expire as follows:

YEARS                                                AMOUNT
-----                                           -----------------
                                                MILLIONS OF EUROS
2001..........................................         462.5
2002..........................................         101.8
2003..........................................          70.6
2004..........................................         393.4
2005..........................................       1,064.3
2006 and thereafter...........................       1,695.4
Unlimited.....................................         113.8
                                                     -------
Total.........................................       3,901.8
                                                     -------

NOTE 9 BENEFIT PLANS

     In accordance with the laws and practices of each country, the Company participates in employee benefit pension plans offering death and disability healthcare, retirement and special termination benefits. These plans provide various benefits including flat payments per year of service and final pay plans that are integrated with local social security and multi-employer plans.

     Most of the pension plans are funded with investments made in various instruments such as insurance contracts and equity and debt investment securities. These pension plans do not hold investments in the Company's shares.

     For defined contribution plans and multi-employer plans, the Company records expense equal to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

     Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives.

NOTE 10 FINANCIAL INSTRUMENTS AND COUNTERPARTY RISKS

     The Company uses various financial derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency rates.

     The Company does not participate in any third-party default, which could have a significant impact on its financial position and the results of its transactions.

  Interest rate and foreign currency agreements

     The contractual amounts stated below are outstanding as of December 31, 2000 and 1999. These amounts represent the levels of involvement by the Company and are not indicative of gains or losses. The amounts are in millions of euros.

                                                                     AS OF DECEMBER 31, 2000
                                                          ---------------------------------------------
                                                           TOTAL    1 YEAR    1-5 YEARS   5 AND + YEARS
                                                          -------   -------   ---------   -------------
INTEREST RATE HEDGING ACTIVITY
Interest Rate Swaps -- pay fix
     Notional amount....................................  7,290.1     466.2    3,219.6       3,604.3
Average received rate (as of 12.31.00)..................     4.87%
Average paid rate.......................................     4.78%
INTEREST RATE SWAPS -- PAY VARIABLE
     Notional amount....................................  2,847.2   1,833.4      922.6          91.2
Average received rate...................................     5.15%
Average paid rate (as of 12.31.00)......................     5.00%
SWAP -- CROSS CURRENCY(A)
     Notional amount....................................    256.5         0      256.5             0
Average received rate...................................     4.90%
Average paid rate (as of 12.31.00)......................     4.04%
Interest Cap, floors and collars
     Notional amount....................................  3,457.7      91.2    1,514.7       1,851.8
Guarantee rate..........................................     4.74%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contract
     Notional amount....................................  3,087.6   3,064.8       22.8            --
OTHERS
Specialized indexed swap(b)
     Notional amount....................................    377.3        --      177.8         199.5

                                                                     AS OF DECEMBER 31, 1999
                                                          ---------------------------------------------
                                                           TOTAL    1 YEAR    1-5 YEARS   5 AND + YEARS
                                                          -------   -------   ---------   -------------
INTEREST RATE HEDGING ACTIVITY
Swap -- pay fixed rate
     Notional amount....................................  7,368.0     323.4    3,337.9       3,706.7
Average received rate (as of 12.31.99)..................     3.68%
Average paid rate.......................................     4.77%
Swap -- pay variable rate
     Notional amount....................................  1,888.7      84.8    1,386.0         417.9
Average received rate...................................     6.55%
Average paid rate (as of 12.31.99)......................     3.77%

                                                                     AS OF DECEMBER 31, 1999
                                                          ---------------------------------------------
                                                           TOTAL    1 YEAR    1-5 YEARS   5 AND + YEARS
                                                          -------   -------   ---------   -------------
Swap -- cross currency(a)
     Notional amount....................................    172.6        --      172.6            --
Average received rate...................................     3.34%
Average paid rate (as of 12.31.99)......................     2.29%
Interest Cap, floors and collars
     Notional amount....................................  4,705.2   1,042.4    1,810.9       1,851.9
Guarantee rate..........................................     4.89%
FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contract
     Notional amount....................................  1,626.0   1,626.0         --            --
OTHERS
Specialized indexed swap(b)
     Notional amount....................................    377.0        --      177.8         199.2

---------------
(a) Cross Currency swaps

(b) Swaps covering Vivendi Universal against the Equity linked debts

NOTE 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No 107 and No 119, issued by the FASB, require the disclosure of the estimated fair value of all financial instruments other than specified items such as lease contracts, subsidiary and affiliate investments and employers' pension and benefit obligations. Except for publicly traded equity and marketable securities for which market prices were used, these values have been estimated for the majority of the Company's financial instruments. Accordingly, fair values are based on estimated values using various valuation techniques, such as present value of future cash-flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations.

     As a consequence, the use of different estimations, methodologies and assumptions may have a material effect on the estimated value amounts.

     The methodologies used are as follows:

CASH AND CASH EQUIVALENTS, ACCOUNTS AND NOTES RECEIVABLE, BANK OVERDRAFTS, SHORT-TERM BORROWINGS, ACCOUNTS AND NOTES PAYABLE.

     The carrying amounts reflected in the consolidated statements are reasonable estimates of the fair-value because of the relatively short period of time between the origination of the instruments and their expected realization.

INVESTMENTS.

     Estimated fair values for publicly traded equity securities are based on quoted market prices as of December 31, 2000 and 1999. For other investments for which there are no quoted price, a reasonable estimate of fair value could not be made without incurring excessive costs.

LOANS AND ADVANCES.

     The fair values for loans have been determined by discounting the estimated future cash flows, using the zero coupon interest rate curves at year end taking into account a spread that corresponds to the average risk classification of the Company. Loans to subsidiaries excluded from consolidation are not fair valued.

LONG-TERM DEBT, CURRENT PORTION OF LONG-TERM DEBT, LONG-TERM INTEREST RATE AND FOREIGN CURRENCY SWAPS.

     The fair values of these financial instruments were determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the zero coupon interest rate curves at year end and taking into account a spread that corresponds to the average risk classification of the Company.

     All issue swaps (long-term interest rate and foreign currency swaps) specifically hedge debenture loans. They were concluded under International Swap and Derivative Association (ISDA) agreements, in order to create long-term debt in US dollars on a Libor basis. Fair values of these swaps have to be considered together with the fair values of hedged debenture loans, as set forth below. Also, some long-term interest rate swaps were concluded to modify partially the interest rate exposure. The corresponding fair value is set forth below and should be considered together with the fair value of the long-term debt.

BANK GUARANTEES.

     These instruments were fair valued based on average fees currently charged for similar agreements, taking into accounts the average risk classification of the Company.

  Other off-balance sheet financial instruments:

     The fair value of the interest rate swaps is calculated by discounting future cash flows on the basis of the zero coupon interest rate curves existing at year end.

     Forward exchange transactions (forward exchange rates and currency swaps) are valued on the basis of a comparison of the forward rates negotiated with the rates in effect on the financial markets at year end for similar maturities.

                                                                         DECEMBER 31,
                                                          -------------------------------------------
                                                                  2000                   1999
                                                          --------------------   --------------------
                                                                     ESTIMATED              ESTIMATED
                                                          CARRYING     FAIR      CARRYING     FAIR
                                                           AMOUNT      VALUE      AMOUNT      VALUE
                                                          --------   ---------   --------   ---------
BALANCE SHEET
FINANCIAL ASSETS
Investments.............................................   1,000.3    1,121.0     2,415.6    2,896.7
Portfolio investments held as fixed assets
  (securities)..........................................   3,264.2    8,246.9       534.4    1,028.2
Other investments and loans.............................   3,077.9    3,123.0     2,561.1    2,550.9
Treasury shares(a)......................................     958.4      913.7     2,020.0    2,562.0
FINANCIAL LIABILITIES
Long-term debt..........................................  23,954.2   24,427.0    19,233.0   20,020.6
OFF-BALANCE SHEET
TREASURY MANAGEMENT
Interest rate swaps.....................................        --      133.3          --      171.0
Cross Currency interest rate swaps......................        --       96.2          --       86.6
Other specialized swaps.................................        --      166.2          --       43.6
Forward exchange contacts...............................        --      165.9          --       56.7
Interest caps, floors and collars.......................        --       65.5          --        6.6
Calls and puts on marketable securities.................        --     (257.1)         --      (48.9)

---------------
(a) Treasury shares held for stock options purposes are excluded from this table.

     Financial instruments including cash and cash equivalents, accounts receivables, short term loans, accounts payable and bank overdrafts and short term borrowings are excluded from the above table. For these instruments, fair value was estimated to be the carrying amount due to the short maturity.

NOTE 12 COMMITMENTS AND CONTINGENCIES

  Commitments and contingent liabilities

     Vivendi Universal's contingent liabilities relating to certain performance guarantees by segments are as follows:

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
TV & Film.................................................    293.0      393.0
Publishing................................................    132.1      164.0
Music.....................................................       --         --
Telecoms..................................................    310.0      243.0
Internet..................................................       --         --
                                                            -------    -------
Total Media & Communications..............................    735.1      800.0
Environmental Services....................................  2,195.8    1,780.1
                                                            -------    -------
Total Vivendi Universal "Core Business"...................  2,930.9    2,580.1
Non-Core..................................................  1,851.8    2,021.4
                                                            -------    -------
Total.....................................................  4,782.7    4,601.5
                                                            -------    -------

     Vivendi Universal had E4.78 billion in financial commitments on December 31, 2000. These included guarantees, collateral and other signature commitments.

     The main ones are:

     - E940 million surety contract applied to the Xfera joint venture which obtained a third generation UMTS mobile telecommunications license in Spain and in which Vivendi Universal has a 31% equity stake;

     - Two guarantees capped at E250 million each extended when the group sold its hotel business to a consortium composed of Accor, Blackstone and Colony, and sold several office towers and housing complexes to Unibail;

     - Under the Berlin water contract, the Company may be obliged to pay approximately E613 million to previous land owners, no indemnitified by the Berlin government, who present claims for payments.

     The Company has given specific guarantees that cover both prepayments received by the Company and performance obligations relating to construction contracts of the Company. These guarantees typically represent 20-30% of the value of a contract, and in some cases can be 100% of the contract amount.

     Contingent liabilities in the real estate segment consist of pledges in the amounts of E189.5 million, E211 million and E188 million, and guarantees to banks in the amounts of E99.5 million, E52 million and E72 million as at December 31, 2000, 1999 and 1998, respectively.

  Capital leases and other long term leases

     Vivendi Universal finances certain operating assets and investment properties through capital leases (including a purchase option (known in France as "credit bail")). Minimum future payments under these capital lease obligations at December 31, 2000 and December 31, 1999 represent E842 million and E1.1 billion.

     In addition, the disposal of three office buildings in April 1996 was accompanied by a 30-year lease back arrangement effective upon completion of the building. In 1996, three buildings were sold in Berlin. The transaction comprises lease back arrangements for periods ranging from ten to thirty years. The annual rental charge is E28.4 million. The difference between Vivendi Universal's rental obligation under the leases and the market rent is reserved when unfavorable.

  Other commitments

     The Company has entered into a contract to purchase exclusive broadcasting rights for films and sporting events, under various agreements expiring through 2009. As described in Note 2, under certain public service contracts, the Company has assumed fees obligation with local authorities. At December 31, 2000, the minimum future payments of these other commitments are summarized as follows:

                                                   BROADCASTING    PUBLIC SERVICE
                                                      RIGHTS         CONTRACTS        TOTAL
                                                   ------------    --------------    -------
                                                               MILLIONS OF EUROS
2001.............................................    1,050.0            44.0         1,094.0
2002.............................................      637.0            36.0           673.0
2003.............................................      507.0            36.0           543.0
2004.............................................      462.0            32.0           494.0
2005.............................................      361.0            29.0           390.0
2006 and thereafter..............................      529.0           119.0           648.0
                                                     -------           -----         -------
Total minimum future payments....................    3,546.0           296.0         3,842.0
                                                     =======           =====         =======

  Litigation

     The Company is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to the Company and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Company's financial position or results of operations.

  Environmental matters

     Vivendi Universal's operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal's operations are covered by insurance policies. At December 31, 2000, there are no significant environmental losses.

NOTE 13 SEGMENT INFORMATION

     The Company operates in two global core businesses: Media and Communications and Environmental Services. These businesses are divided into six reportable segments: Music, Publishing, TV & Film, Telecoms, Internet and Environmental Services. Each reportable segment defined by the Company is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, marketing and distribution requirements. The Company evaluates the performance of its segments and allocates resources to them based on several performance measures, including EBITDA. As defined by the Company, EBITDA consists of operating income before amortization and depreciation, expenses of replacement and repair of installation and equipment owned by local authorities. EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi Universal's performance or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. The Company does not allocate interest income, interest expense, income taxes or unusual items to segments.


                                                   TV &                           HOLDING &   TOTAL MEDIA &
                             MUSIC   PUBLISHING    FILM     TELECOMS   INTERNET   CORPORATE   COMMUNICATIONS
                             -----   ----------   -------   --------   --------   ---------   --------------
                                                         (IN MILLIONS OF EUROS)
INCOME STATEMENT DATA
DECEMBER 31, 2000
Revenue....................  494.6    3,539.8     4,248.3    5,270.1      47.8         --        13,600.6
EBITDA.....................   94.2      493.4       526.0    1,303.3    (183.7)    (137.0)        2,096.2
Depreciation and
  amortization.............   (8.7)    (148.7)     (636.6)    (817.2)     (9.9)     (57.6)       (1,678.7)
Expenses of replacement and
  repair of installation...     --         --          --         --        --         --              --
                             -----    -------     -------   --------    ------     ------        --------
Operating income (loss)....   85.5      344.7      (110.6)     486.1    (193.6)    (194.6)          417.5
                             -----    -------     -------   --------    ------     ------        --------
DECEMBER 31, 1999
Revenue....................     --    3,316.9     1,151.8    4,102.2       2.0         --         8,572.9
EBITDA.....................     --      417.0        86.0    1,372.0     (51.0)     (75.5)        1,748.5
Depreciation and
  amortization.............     --      (62.5)     (188.7)  (1,021.4)      0.2      (75.6)       (1,348.0)
Expenses of replacement and
  repair of installation...     --         --          --         --        --         --              --
                             -----    -------     -------   --------    ------     ------        --------
Operating income (loss)....     --      354.5      (102.7)     350.6     (50.8)    (151.1)          400.5
                             -----    -------     -------   --------    ------     ------        --------
DECEMBER 31, 1998
Revenue....................     --    2,876.3       200.6    2,875.2        --         --         5,952.1
EBITDA.....................     --      355.0        13.0      674.0      (4.0)     (43.0)          995.0
Depreciation and
  amortization.............     --     (102.8)      (17.7)    (651.5)     (2.4)     (73.6)         (848.0)
Expenses of replacement and
  repair of installation...     --         --          --         --        --         --              --
                             -----    -------     -------   --------    ------     ------        --------
Operating income (loss)....     --      252.2        (4.7)      22.5      (6.4)    (116.6)          147.0
                             -----    -------     -------   --------    ------     ------        --------

                                                          TOTAL
                             ENVIRONMENTAL     NON-      VIVENDI
                               SERVICES        CORE     UNIVERSAL
                             -------------   --------   ---------
                                    (IN MILLIONS OF EUROS)
INCOME STATEMENT DATA
DECEMBER 31, 2000
Revenue....................    26,512.0       1,685.0   41,797.6
EBITDA.....................     3,544.3         340.4    5,980.9
Depreciation and
  amortization.............    (1,369.6)        (83.0)  (3,131.6)
Expenses of replacement and
  repair of installation...      (278.2)           --     (278.2)
                               --------      --------   --------
Operating income (loss)....     1,896.5         257.4    2,571.4
                               --------      --------   --------
DECEMBER 31, 1999
Revenue....................    22,428.2      10,621.4   41,622.5
EBITDA.....................     2,781.0         705.5    5,235.0
Depreciation and
  amortization.............      (850.6)       (479.7)  (2,678.3)
Expenses of replacement and
  repair of installation...      (276.2)           --     (276.2)
                               --------      --------   --------
Operating income (loss)....     1,654.2         225.8    2,280.5
                               --------      --------   --------
DECEMBER 31, 1998
Revenue....................    16,047.2       9,737.8   31,737.1
EBITDA.....................     1,929.0         529.0    3,453.0
Depreciation and
  amortization.............      (568.1)       (415.6)  (1,831.7)
Expenses of replacement and
  repair of installation...      (289.9)           --     (289.9)
                               --------      --------   --------
Operating income (loss)....     1,071.0         113.4    1,331.4
                               --------      --------   --------

                                                                                          TOTAL MEDIA &
                                                         TV &                            COMMUNICATIONS
                                MUSIC     PUBLISHING     FILM     TELECOMS   INTERNET    "CORE BUSINESS"
                               --------   ----------   --------   --------   --------   -----------------
                                                         (IN MILLIONS OF EUROS)
BALANCE SHEET STATEMENT DATA
DECEMBER 31, 2000
Goodwill, net................  14,208.0      575.6     24,583.5    1,745.0      664.4       41,776.5
Other intangible assets,
  net........................   6,225.7    1,868.2      7,026.5      609.8        9.1       15,739.3
Property, plant and
  equipment..................     543.0      576.3      4,477.8    4,419.3       24.7       10,041.1
Publicly-owned utility
  networks...................        --         --          0.8        7.8        0.2            8.8
Accumulated depreciation.....     (22.1)    (295.2)    (1,828.8)  (1,423.2)      (8.7)      (3,578.0)
                               --------    -------     --------   --------   --------       --------
  Property, plant and
    equipment, net...........     520.9      281.1      2,649.8    3,003.9       16.2        6,471.9
                               --------    -------     --------   --------   --------       --------
Equity method investments....      15.0        4.1      6,207.9    1,459.5       25.2        7,711.7
Inventories and
  work-in-progess............     111.5      253.1        567.5       85.0        0.5        1,017.6
Total assets.................  23,745.4    5,090.1     47,751.7    9,885.4    1,076.3       87,548.9
Reserves and allowances......     166.6      232.2        876.5      108.9        9.5        1,393.7
Long-term
  debt -- beginning..........        --      121.3      1,581.0    1,024.6         --        2,726.9
New borrowings...............        --        6.5         83.3      446.6       38.1          574.5
Repayment....................        --      (31.9)      (150.7)    (205.6)      (5.3)        (393.5)
Changes in scope of
  consolidation..............        --       22.4         (3.6)     133.6        0.1          152.5
Other(1).....................        --      (27.5)      (416.7)      (6.2)       8.9         (441.5)
                               --------    -------     --------   --------   --------       --------
  Long-term debt -- end......        --       90.8      1,093.3    1,393.0       41.8        2,618.9
                               --------    -------     --------   --------   --------       --------
Expenditures for long-lived
  assets.....................      49.0      135.7        787.9    1,104.3       72.7        2,149.6
                               --------    -------     --------   --------   --------       --------
DECEMBER 31, 1999
Goodwill, net................        --      586.2      2,176.2    1,656.8       53.6        4,472.8
Other intangible assets,
  net........................        --    1,763.1      1,921.1      987.1         --        4,671.3
Property, plant and
  equipment..................        --      577.2      2,272.6    3,642.3         --        6,492.1
Publicly-owned utility net
  works......................        --        0.9           --        7.2         --            8.1
Accumulated depreciation.....        --     (278.5)    (1,664.8)  (1,012.6)        --       (2,955.9)
                               --------    -------     --------   --------   --------       --------
  Property, plant and
    equipment, net...........        --      299.6        607.8    2,636.9         --        3,544.3
                               --------    -------     --------   --------   --------       --------
Equity method investments....        --      134.6        (87.7)     237.8       28.0          312.7
Inventories and
  work-in-progess............        --      197.5        759.7       86.4         --        1,043.6
Total assets.................        --    5,206.1      8,749.0    9,158.6       34.5       23,148.2
Reserves and allowances......        --      303.7        400.2      128.3         --          832.2
Long-term
  debt -- beginning..........        --      220.5           --      461.1         --          681.6
New borrowings...............        --       36.2        412.8      632.3         --        1,081.3
Repayment....................        --      (61.2)       (17.9)    (203.6)        --         (282.7)
Changes in scope of
  consolidation..............        --      (65.4)     1,190.5      126.2         --        1,251.3
Other(1).....................        --       (8.8)        (4.4)       8.6         --           (4.6)
                               --------    -------     --------   --------   --------       --------
  Long-term debt -- end......        --      121.3      1,581.0    1,024.6         --        2,726.9
                               --------    -------     --------   --------   --------       --------
Expenditures for long-lived
  assets.....................        --       95.5        205.9    1,053.3        6.1        1,360.8
                               --------    -------     --------   --------   --------       --------

                                                 NON-        TOTAL
                               ENVIRONMENTAL     CORE/      VIVENDI
                                 SERVICES      CORPORATE   UNIVERSAL
                               -------------   ---------   ---------
                                      (IN MILLIONS OF EUROS)
BALANCE SHEET STATEMENT DATA
DECEMBER 31, 2000
Goodwill, net................      5,332.4          23.6    47,132.5
Other intangible assets,
  net........................      4,245.1         195.7    20,180.1
Property, plant and
  equipment..................     14,333.2       1,296.5    25,670.8
Publicly-owned utility
  networks...................      5,644.4           7.7     5,660.9
Accumulated depreciation.....     (7,557.3)       (207.6)  (11,342.9)
                                 ---------     ---------   ---------
  Property, plant and
    equipment, net...........     12,420.3       1,096.6    19,988.8
                                 ---------     ---------   ---------
Equity method investments....        526.6         938.2     9,176.5
Inventories and
  work-in-progess............      1,491.2         710.7     3,219.5
Total assets.................     38,056.6      25,132.4   150,737.9
Reserves and allowances......      3,102.5       1,449.6     5,945.8
Long-term
  debt -- beginning..........     19,469.7      (3,141.9)   19,054.7
New borrowings...............      7,047.5       8,687.8    16,309.8
Repayment....................     (5,158.0)     (7,824.0)  (13,375.5)
Changes in scope of
  consolidation..............        554.3       1,610.4     2,317.2
Other(1).....................    (10,566.9)     10,506.2      (502.2)
                                 ---------     ---------   ---------
  Long-term debt -- end......     11,346.6       9,838.5    23,804.0
                                 ---------     ---------   ---------
Expenditures for long-lived
  assets.....................      2,612.9       1,037.3     5,799.8
                                 ---------     ---------   ---------
DECEMBER 31, 1999
Goodwill, net................      4,685.9       1,229.9    10,388.6
Other intangible assets,
  net........................      3,792.0         218.6     8,681.9
Property, plant and
  equipment..................     16,383.1       3,693.9    26,569.1
Publicly-owned utility net
  works......................    3,4 4 0.5       5 3 7.2   3,9 8 5.8
Accumulated depreciation.....     (5,696.7)     (1,924.9)  (10,577.5)
                                 ---------     ---------   ---------
  Property, plant and
    equipment, net...........     14,126.9       2,306.2    19,977.4
                                 ---------     ---------   ---------
Equity method investments....        344.6         124.6       781.9
Inventories and
  work-in-progess............      2,102.7       1,754.0     4,900.3
Total assets.................     37,601.3      22,027.5    82,777.0
Reserves and allowances......      2,775.1       3,276.1     6,883.3
Long-term
  debt -- beginning..........      2,197.4       6,903.5     9,782.5
New borrowings...............      7,658.8       2,719.9    11,460.0
Repayment....................     (4,782.0)     (5,028.9)  (10,093.6)
Changes in scope of
  consolidation..............      3,336.6       2,963.0     7,550.9
Other(1).....................     11,058.9     (10,699.4)      354.9
                                 ---------     ---------   ---------
  Long-term debt -- end......     19,469.7      (3,141.9)   19,054.7
                                 ---------     ---------   ---------
Expenditures for long-lived
  assets.....................      1,905.0       2,362.5     5,628.3
                                 ---------     ---------   ---------

---------------
(1) Foreign currency translation adjustments, reclassifications and changes in accounting policies.

  Geographic Data

                                                            AT DECEMBER 31,
                                                         ---------------------
REVENUE                                                    2000         1999
-------                                                  ---------    --------
                                                           MILLIONS OF EUROS
France.................................................   21,173.8    23,785.2
United Kingdom.........................................    2,969.1     3,465.0
Rest of Europe.........................................    7,420.9     7,369.7
United States of America...............................    7,009.1     5,014.1
Rest of the World......................................    3,224.7     1,988.5
                                                         ---------    --------
          Total........................................   41,797.6    41,622.5
                                                         =========    ========

                                                            AT DECEMBER 31,
                                                         ---------------------
LONG LIVED ASSETS                                          2000         1999
-----------------                                        ---------    --------
                                                           MILLIONS OF EUROS
France.................................................   38,605.0    18,994.8
United Kingdom.........................................    8,438.9     3,748.0
Rest of Europe.........................................    9,179.9     9,656.4
United States of America...............................   48,069.7    12,268.2
Rest of the World......................................    8,285.8       673.5
                                                         ---------    --------
          Total........................................  112,579.3    45,340.9
                                                         =========    ========

NOTE 14 ADDITIONAL FINANCIAL INFORMATION

INTANGIBLE ASSETS OTHER THAN GOODWILL:

                                                             AT DECEMBER 31,
                                                           -------------------
                                                             2000       1999
                                                           --------    -------
                                                            MILLIONS OF EUROS
OTHER INTANGIBLE ASSETS (NET)
Fees paid to local authorities...........................     519.9      516.9
Trademarks, market share, editorial resources............   5,296.0    5,395.7
Software.................................................     525.9      459.0
Prepaid expenses.........................................   1,330.8    1,192.0
Audiovisual and musical rights...........................   8,590.1       75.0
Film costs, net of amortization..........................   2,764.8      709.0
Other....................................................   1,152.6      334.3
                                                           --------    -------
          Total..........................................  20,180.1    8,681.9
                                                           ========    =======

     Fees paid to local authorities relating to public service contracts, which are located primarily in France, amounted to E519.9 million and E516.9 million for the years ending December 31, 2000 and 1999, respectively. These are amortized over the term of the contracts.

     Trademarks, market share and editorial resources mostly relate to environmental services, publishing and audiovisual activities other than Universal Studios Group, in the amounts of E2,477.5 million, E1,747 million, and E1,067.7 million, respectively, at December 31, 2000 and E2,378 million, E1,726.4 million and E1,067.7 million, respectively, at December 31, 1999. The carrying value of market share is reviewed for realization each year on the same basis of criteria used to assess its initial value, such as the market position, net sales, and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded.

     Prepaid expenses of E1,330.8 million at December 31, 2000 and E1,192 million at December 31, 1999, primarily relate to the difference between the contractual amounts of debt servicing payments to municipalities and the expense charged to income over the period of public service contracts, and to the balance of mobile subscriber acquisition costs.

     Total amortization expense for other intangible assets for the years ended December 31, 2000, 1999 and 1998 was E761,4 million, E367.2 million and E195.7 million, respectively.

     Accumulated amortization amounted to E2,847 million and E2,563.4 million as of December 31, 2000 and 1999, respectively.

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
PROPERTY, PLANT AND EQUIPMENT (NET)
Land....................................................   2,029.5     1,773.2
Buildings...............................................   3,518.0     2,680.2
Equipment and machinery.................................   6,267.9     8,352.4
Construction in progress................................     740.4     1,323.0
Other...................................................   3,533.1     2,253.6
                                                          --------    --------
Property, plant and equipment...........................  16,088.9    16,382.4
Publicly owned utility networks.........................   3,899.9     3,595.0
                                                          --------    --------
          Total.........................................  19,988.8    19,977.4
                                                          ========    ========

     As of December 31, 2000 and 1999, property plant and equipment totaling E1.8 billion and E2.1 billion were pledged as collateral for borrowings from banks. See Note 6.

     Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was E2,105.7 million, E1,898.1 million and E1,385.7 million, respectively.

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
INVENTORIES AND WORK IN PROGRESS
Inventories...............................................  3,797.6    5,558.1
Less valuation allowance..................................   (578.1)    (657.8)
                                                            -------    -------
Net Value.................................................  3,219.5    4,900.3
                                                            =======    =======

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
ACCOUNTS RECEIVABLE
Trade accounts receivable...............................  17,439.8    18,082.4
Valuation allowance.....................................  (1,124.5)   (1,068.3)
                                                          --------    --------
          Total trade accounts receivable...............  16,315.3    17,014.1
VAT and other taxes.....................................   2,926.5     2,644.0
Other including deferred tax............................   3,907.9     2,733.6
                                                          --------    --------
          Total accounts receivable.....................  23,149.7    22,391.7
                                                          --------    --------

                                                       AT DECEMBER 31,
                                                ------------------------------
                                                  2000        1999       1998
                                                --------    --------    ------
                                                      MILLIONS OF EUROS
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Balance at beginning of period................   1,068.3       706.2     472.4
Amount charged to expense.....................     447.9       514.3     290.2
Deductions of reserve.........................    (172.7)     (248.1)   (137.2)
Other adjustments*............................    (219.0)       95.9      80.8
                                                --------    --------    ------
Balance at end of period......................   1,124.5     1,068.3     706.2
                                                --------    --------    ------

---------------
* Other adjustments reflect changes in the scope of consolidation.

                                                             AT DECEMBER 31,
                                                            ------------------
                                                             2000       1999
                                                            -------    -------
                                                            MILLIONS OF EUROS
MINORITY INTEREST
MINORITY INTEREST AT JANUARY 1,...........................  4,052.4    2,423.0
Changes in consolidation..................................  4,990.4    1,596.9
Minority interest in income of consolidated
  subsidiaries............................................    624.9        5.3
Dividends paid by consolidated subsidiaries...............    (80.1)     (70.3)
Impact of foreign currency fluctuations on minority
  interest................................................    189.8       84.1
Other changes.............................................     10.0       13.4
                                                            -------    -------
MINORITY INTEREST AT DECEMBER 31,.........................  9,787.4    4,052.4
                                                            -------    -------

     Changes in consolidation in 2000 primarily result from the impact of Vivendi Environnement's IPO and the Merger Transactions, respectively E2,914.9 million and E2,415.0 million. The Merger Transactions led to a reduction in minority interests by E(416) million. Sithe partial disposition also reduces minority interests by E(303.7) million. Lastly Cegetel's change in accounting method related to mobile customers acquisition costs has lead to a decrease of E(296.8) millions on minority interests.

     Changes in consolidation in 1999 primarily result from the impact of the consolidation of Canal Plus beginning in October 1999 of E784.9 million, from the impact of the increase in Sithe's capital issued to third parties of E173.0 million, and the impact of the acquisition of Berliner Wasser Betriebe of E545.8 million, whose consolidated financial statements included minority interests.

                                                            AT DECEMBER 31,
                                                          --------------------
                                                            2000        1999
                                                          --------    --------
                                                           MILLIONS OF EUROS
ACCOUNTS PAYABLE
Trade accounts payable..................................  19,144.6    17,637.6
Social costs payable....................................   4,352.6     4,613.3
Other...................................................   8,129.4     1,581.2
                                                          --------    --------
Total accounts payable..................................  31,626.6    23,832.1
                                                          --------    --------

NOTE 15 LISTING OF MAIN COMPANIES INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS IN 2000

     Vivendi Universal consolidated in 2000 more than 3,770 companies compared with 4,600 in 1999. The principal companies are:

                                                              CONSOLIDATION    INTEREST %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
VIVENDI UNIVERSAL...........................................       (1)           100.00

MEDIA ET COMMUNICATIONS
  Cegetel and its subsidiaries..............................       (1)            44.00
Of which
  - Societe Francaise du Radiotelephone (S.F.R.)............
  - Cegetel 7...............................................
  - Cegetel Entreprises.....................................
     Vivendi Telecom International and its subsidiaries.....       (1)           100.00
Of which:
  - Mattel (Hungary)........................................       (1)           100.00
  - Monaco Telecom..........................................       (3)            51.00
     Vivendi Universal Publishing and its subsidiaries......       (1)           100.00
Of which:
  - Havas Interactive Inc...................................       (1)           100.00
  - Groupe Expansion........................................       (1)           100.00
  - Groupe Moniteur.........................................       (1)           100.00
  - Editions Robert Laffont.................................       (1)           100.00
  - Groupe Anaya............................................       (1)           100.00
  - Larousse-Bordas.........................................       (1)           100.00
  - France Loisirs..........................................       (2)            50.00
  - Groupe Tests............................................       (1)           100.00
  - Comareg.................................................       (1)           100.00
     Canal Plus and its subsidiaries........................       (1)           100.00
Of which:
  - Canal Plus .............................................       (1)            49.00
  - Canal Satellite.........................................       (1)            66.00
  - StudioCanal.............................................       (1)            84.70
     Vivendi Universal Net and its subsidiaries.............       (1)           100.00
Of which:
  - Scoot.com plc...........................................       (3)            22.40
  - i-France................................................       (1)           100.00
  - Won USA (Flipside)......................................       (1)            80.00
  - Vizzavi Europe..........................................       (3)            50.00
  - Ad-2-One................................................       (1)           100.00
     The Seagram Company Ltd and its subsidiaries(b)........       (1)           100.00

                                                              CONSOLIDATION    INTEREST %
COMPANIES                                                        METHOD           HELD
---------                                                     -------------    -----------
Of which:
  - Centenary Holding N.V. .................................       (1)            92.30
     - Universal Music (UK) Holding Ltd. ...................       (1)           100.00
     - Universal Holding GmbH...............................       (1)           100.00
     - Universal Music K.K. ................................       (1)           100.00
     - Universal Music S.A. ................................       (1)           100.00
  - Universal Pictures International B.V. ..................       (1)            92.30
  - Universal Studios, Inc.(c)..............................       (1)            92.30
     - Polygram Holding Inc. ...............................       (1)           100.00
     - Interscope Records...................................       (1)           100.00
     - Def Jam Records, Inc. ...............................       (1)           100.00
     - Universal City Studios, Inc. ........................       (1)           100.00
     - USANi LLC............................................       (3)            48.60

VIVENDI ENVIRONNEMENT.......................................       (1)            63.04
Of which:
  Vivendi Water.............................................       (1)            63.04
  US Filter and its subsidiaries............................       (1)            63.04
  Berliner Wasser Betriebe..................................       (2)            31.50
  Dalkia and its subsidiaries...............................       (1)            45.98
  CGEA Onyx and its subsidiaries............................       (1)            63.04
  CGEA Connex and its subsidiaries..........................       (1)            63.04
  F.C.C. and its subsidiaries (F.C.C.)......................       (2)            17.60

MULTIPLE ACTIVITY AND HOLDING COMPANIES
     Compagnie Transatlantique de Telecommunications
      (Transtel)............................................       (1)            70.00
  Vivendi North America Company Inc. .......................       (1)            63.04
  Vivendi Asia Pacific Pte Ltd (Singapour)..................       (1)           100.00
  Vivendi U.K. .............................................       (1)            63.04
  Gelgin Limited............................................       (1)           100.00
     (1) = Consolidation
     (2) = Proportionate consolidation
     (3) = Equity method

---------------
(a) Vivendi Universal has majority voting rights and control of the Board of Directors of Cegetel.

(b) Regarding the subsidiaries of the Seagram Company Ltd., percentages are those of control.

(c) 92.3% interest held by the Seagram Company Ltd.

NOTE 16 SUPPLEMENTAL DISCLOSURES

     The following information has been prepared to present supplemental disclosures required under U.S. GAAP and SEC regulations applicable to the Company.

NOTE 16A SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

     The consolidated financial statements of Vivendi Universal have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between French GAAP and U.S. GAAP as they relate to Vivendi Universal are discussed in further detail below.

     Use of the Proportionate Consolidation Method Under French GAAP, it is appropriate to use the proportionate consolidation method for subsidiaries over which the Company and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under the proportionate consolidation method, the Company recognizes the assets, liabilities, equity, revenue and expenses of subsidiaries to the extent of its interest in the Company ownership.

     Under U.S. GAAP, when the Company controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When the Company does not exercise control over a subsidiary, but has significant influence over the entity, the Company uses the equity method to account for its investment.

     This difference in accounting policy has no effect on either net income or shareholders' equity.

     Use of Equity Method Under French GAAP, there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, board of directors representation, and other contractual relationships; another consideration is the level of ownership by others in the investee. In determining its significant influence in such subsidiaries, the Company applies the criteria described in Note 2.

     Under U.S. GAAP, equity accounting is generally required when an investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In unusual situations where the ownership interest is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

     Business Combinations -- Goodwill Certain acquisitions, notably Havas and Pathe, have been accounted for as mergers as permitted under French GAAP. Under this method, assets and liabilities of the acquired company are accounted for at historical cost. Any difference between the value of shares issued in such a merger and the fair value of net assets acquired is recorded as goodwill. Prior to fiscal year 2000, in certain other instances, where the acquisition paid for in equity securities of the Company, the excess of the purchase price over the fair value of assets acquired may have been recorded as a reduction of shareholders' equity. Under French GAAP, business trademarks acquired in a purchase business combination and recognized for their fair value as intangible assets are not required to be amortized. The Havas and Pathe acquisitions did not meet the criteria for pooling in the U.S. and, therefore, were accounted for as purchase business combinations. Accordingly, the assets acquired and liabilities assumed are recorded at fair value, with the excess of consideration paid over the fair value of net assets acquired being accounted for as goodwill. Trademarks acquired in purchase business combination are amortized over their estimated useful life. In addition, under U.S. GAAP, goodwill must be shown as an asset and amortized over its useful life not to exceed 40 years.

     Intangible Assets Under French GAAP, certain costs such as start-up and certain types of advertising costs, are capitalized and amortized over their useful lives or the duration of the contract, if applicable.

     Under U.S. GAAP, start-up and advertising costs are charged to expense in the period they are incurred.

     Lease Contracts The Company recognizes assets and debts corresponding to certain types of lease contracts including a purchase option (known in France as "credit-bail"). Under French GAAP, lease payments corresponding to all other types of loans are expensed as incurred.

     Under U.S. GAAP, leases are classified as capital or operating leases. Leases that meet the criteria of capital leases are recognized as assets with a corresponding amount presented as debt on the balance sheet. Recorded assets are depreciated over their estimated useful lives.

     Impairment/Real Estate Operations French GAAP requires the carrying value of such assets to be reviewed for impairment but does not provide a methodology as detailed as under U.S. GAAP. The resulting impairment, if any, is recorded as a reserve which may be reversed in later periods if there is a recovery in the value of the assets.

     Under U.S. GAAP, assets to be reviewed for impairment are grouped at an appropriate level when groups of assets generate joint cash flows. U.S. GAAP also requires that assets are classified as either held for use or to be disposed, with the appropriate accounting based on this classification. An asset held for use is evaluated for impairment when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets determined to be impaired are valued at fair value. The resulting impairment, if any, is recorded as a reduction of the asset carrying value, and may not be reversed in a later period.

     The Company's impairment of long-lived assets primarily relates to its real estate assets. During 1990 to 1996, the Company disposed of certain real estate properties in which it maintained a continued involvement.

     In the French GAAP financial statements, these transactions were treated as sales and therefore removed from the balance sheet, and the profit and loss included in net income. Provisions relating to the sale arrangements were provided as necessary.

     The transactions do not meet the sales criteria under U.S. GAAP and therefore are considered as financial arrangements. The related real estate assets which, would have been recorded under U.S. GAAP must also be considered for impairment. Accordingly, sales provisions were reversed.

     Impairment/Decoders Replacement Under U.S. GAAP, changes in lives of long-term assets held for use are reflected prospectively over the revised life of the asset. Under French GAAP, for significant changes in lives, a write-down is recorded currently as an expense.

  Public Service Contracts

     Under French GAAP, a few consolidated subsidiaries, being generally jointly controlled, apply the accrue in advance method to account for repair costs.

     Under U.S. GAAP, the Company applies the expensed as incurred method for maintenance and repair expenditures

     Under French GAAP, payments specifically related to the remaining debt service on facilities are capitalized and charged to income on a straight-line basis over the contract period. The difference between cash payments and the expense recorded is capitalized as a prepaid expense.

     Under U.S. GAAP, the present value of the obligation corresponding to debt service payments is recognized as a liability.

  Financial Instruments

  Equity Securities

     Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

     Under U.S. GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: Debt securities that the Company has the intention and ability to hold to maturity are carried at cost and classified as "held-to-maturity." Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

  Treasury Shares

     Under French GAAP, shares of the Company's own stock owned by the Company and its subsidiaries are recorded as marketable securities in the consolidated financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.

     Under U.S. GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

  Derivative Financial Instruments

     Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, nor the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash.

     Under U.S. GAAP, derivative financial instruments for which the Company has not specifically designated or has not assessed effectiveness do not meet hedge accounting criteria. Such instruments are recorded on the consolidated balance sheet at fair value and related changes in fair value are recognized in current period net income.

     During 1998, in connection with the acquisition of 49% of the Spanish holding company that owns 56.5% of FCC, the Company has granted an option to the primary shareholder of that holding company. This option grants the primary shareholder the right to sell to the Company, at any time between April 18, 2000 and October 6, 2008, her remaining 51% in the holding company at a price based on the average market value of FCC's shares during the three months preceding the exercise of the option. Under French GAAP, the option is not recorded in the financial statements until it is exercised. Under U.S. GAAP, a liability is recorded equal to the fair value of the put option and changes in the fair value of the option are recorded as a charge to current period earnings.

     Stock-Based Compensation Under French GAAP, common shares issued upon the exercise of options or upon shares granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the strike price is accrued for.

     Under U.S. GAAP plans that grant or sell common shares to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, the entire compensation cost arising from such plans is recognized as of the grant date. If a plan is not compensatory, its cost i) is recognized over the vesting period when the plan is a stock option plan or, ii) is not expensed when the plan is a stock purchase plan.

     Pension Plans Under French GAAP, the Company records since January 1998 its pension obligations, covering all eligible employees, using the projected unit credit method.

     Under U.S. GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date.

     Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid.

     Under U.S. GAAP, the Company must recognize an obligation for amounts to be paid under postretirement plans, other than pensions. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

  New Accounting Pronouncements in the United States

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and requires companies to recognize all derivative instruments as assets or liabilities in the balance sheet and to measure those instruments at fair value. SFAS No. 137 extends the effective date to all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of adopting SFAS No. 133 on its financial statements.

     Staff Accounting Bulletin No. 101, issued in December 1999, summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The application of this bulletin does not have material effect on the Company's policies or result of operations.

     In June of 2000, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 00-2 "Accounting by Producers or Distributors of Films" and the FASB issued FASB Statement No. 139 "Recission of FASB Statement No. 53 and amendments to FASB Statements Nos. 63, 89 and 121." These statements establish new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. The statement of position provides that the cumulative effect of changes in accounting principles caused by adoption of the provisions of the statement of position should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." The statements are simultaneously effective for fiscal years beginning after December 15, 2000. Management does not believe that the adoption of this statement could have a material impact on the Company's results of operations and financial position.

NOTE 16B RECONCILIATION OF EQUITY AND NET INCOME TO U.S. GAAP

     The following is a summary reconciliation of shareholders' equity, as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of U.S. GAAP for the periods ended December 31, 2000, 1999 and 1998 and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of U.S. GAAP for the periods ended December 31, 2000, 1999 and 1998.

                                                                      AT DECEMBER 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              --------    --------    --------
                                                                     MILLIONS OF EUROS
SHAREHOLDERS' EQUITY AS REPORTED IN THE CONSOLIDATED
  STATEMENT OF SHAREHOLDERS' EQUITY.........................  56,675.1    10,892.2     7,840.2
Adjustment to conform to U.S. GAAP:
  Business combinations/Goodwill............................   8,782.6     7,876.3     3,160.0
  Intangible assets.........................................    (329.1)     (460.9)     (269.4)
  Leasing contracts.........................................     (11.3)      (14.2)      (15.3)
  Impairment/Real Estate....................................     (87.9)      (64.9)     (586.0)
  Public service contracts..................................     159.2       113.9       105.2
  Reserves for restructuring liabilities....................      25.0       146.2       104.5
  Other reserves............................................      51.4        33.5        42.8
  Financial instruments.....................................     822.7    (1,532.8)     (266.8)
  Pension plans and stock-based compensation................     (22.7)       (8.9)       11.6
  Others....................................................     (32.1)     (101.2)      (35.4)
  Tax effect on the above adjustments.......................  (1,303.5)       75.3       174.0
                                                              --------    --------    --------
U.S. GAAP Shareholders' equity..............................  64,729.4    16,954.5    10,265.4
                                                              --------    --------    --------

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                               2000        1999       1998
                                                              -------    --------    -------
                                                                    MILLIONS OF EUROS
NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENTS OF
  INCOME....................................................  2,299.0     1,431.4    1,120.8
Adjustment to conform to U.S. GAAP:
  Business combinations/Goodwill............................   (263.4)   (1,052.7)    (191.0)
  Intangible assets.........................................   (106.3)     (191.5)    (118.5)
  Leasing contracts.........................................      2.9         1.1        1.4
  Impairment/Real Estate....................................    (23.0)      521.1       74.9
  Public service contracts..................................     18.2         8.7       (8.7)
  Reserves for restructuring liabilities....................   (102.0)       26.0        1.7
  Other reserves............................................     27.8         6.4      (31.6)
  Financial instruments.....................................    105.5      (208.0)    (325.8)
  Pension plans and stock-based compensation................   (108.1)     (240.5)     (58.2)
  Others....................................................      7.1       (15.2)      11.4
  Tax effect on the above adjustments.......................     50.1       (40.7)      88.8
                                                              -------    --------    -------
U.S. GAAP Net income........................................  1,907.8       246.1      565.2
                                                              -------    --------    -------

  Basic and diluted earnings per share

     For U.S. GAAP purposes, basic earnings per share is computed in the same manner as earnings per share under French GAAP by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercised or converted (see Note 6). Net income represents the earnings of the Company after minority interest. The computation of diluted earnings per share is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2000      1999     1998
                                                              -------    -----    -----
                                                              MILLIONS OF EUROS, EXCEPT
                                                                  PER SHARE AMOUNTS
Net income..................................................  1,907.8    246.1    565.2
                                                              -------    -----    -----
Net income diluted..........................................  1,941.9    275.9    565.2
                                                              -------    -----    -----
Weighted average number of shares
  Outstanding -- basic......................................    588.8    511.3    438.3
Dilutive effect of:
  Shares issuable on conversion of debt.....................     34.6       --       --
  Shares issuable on exercise of dilutive options...........     10.4      2.3      2.9
  Shares attributable to stock purchases plans..............      2.0      2.7      1.0
  Shares applicable to warrants.............................      4.2      8.9      9.3
                                                              -------    -----    -----
Weighted average number of shares
  Outstanding -- diluted....................................    640.0    525.2    451.5
                                                              =======    =====    =====
Earnings per share:
  Basic.....................................................     3.24     0.48     1.29
                                                              =======    =====    =====
  Diluted...................................................     3.03     0.47     1.25
                                                              -------    -----    -----

NOTE 16C PRESENTATION OF THE INCOME STATEMENT AND CONDENSED BALANCE SHEET IN U.S. GAAP

     For purposes of presenting a consolidated condensed balance sheet as of December 31, 2000 and 1999 and consolidated condensed income statements for the years ended December 31, 2000 and 1999 in a format consistent with U.S. GAAP, the Company has reflected the financial statement impact of those reconciling differences between French GAAP and U.S. GAAP presented in Note 16A and Note 16B.

  Operating income

     Under French GAAP, goodwill amortization is excluded from operating income, while under U.S. GAAP, it is included as a component of operating income. In addition, French GAAP defines exceptional items in a manner that differs from the definition of extraordinary items under U.S. GAAP. As a consequence, items classified as exceptional for French GAAP purposes have been reclassified to the appropriate income statement captions determined under U.S. GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of the group have been included in the determination of operating income.

  Other income

     Capital gains or losses on sale of consolidated entities or equity affiliates are considered for French GAAP purposes as extraordinary income, whereas they are classified for U.S. GAAP purposes as other income (loss).

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              -----------    ---------
                                                                (MILLIONS OF EUROS)
REVENUE*....................................................     34,275.8     36,542.9
Cost of sales...............................................    (23,172.9)   (26,718.6)
Selling, general and administrative costs...................     (8,997.9)    (8,293.1)
Goodwill amortization.......................................       (760.1)      (766.3)
Other operating expense and revenue.........................       (166.7)    (1,441.9)
                                                              -----------    ---------
OPERATING INCOME............................................      1,178.2       (677.0)
Financial income............................................       (393.8)      (371.2)
Other income................................................      3,007.4        532.8
                                                              -----------    ---------
NET INCOME BEFORE TAXES, MINORITY INTERESTS AND EQUITY
  INTEREST..................................................      3,791.8       (515.4)
Taxes.......................................................       (798.5)       716.3
                                                              -----------    ---------
NET INCOME BEFORE MINORITY INTERESTS AND EQUITY INTEREST....      2,993.3        200.9
Equity interest.............................................       (546.1)        21.0
Minority interest...........................................       (579.7)        24.2
                                                              -----------    ---------
NET INCOME FROM CONTINUED OPERATIONS........................      1,867.5        246.1
Net income from discontinued operations.....................         40.3           --
                                                              -----------    ---------
NET INCOME..................................................      1,907.8        246.1

---------------
(*) included excise taxes and contribution collected on behalf of local authorities for an amount of E1,729 million and E2,112 million for 2000 and 1999, respectively.

                                                                DECEMBER 31,
                                                              -----------------
                                                               2000       1999
                                                              -------    ------
Current Assets..............................................   35,146    30,982
Non Current Assets..........................................  116,672    43,515
     TOTAL ASSETS...........................................  151,818    74,497
Current Liabilities.........................................   46,071    33,935
Long term liabilities.......................................   31,651    20,728
Minority interest...........................................    9,367     2,880
Total Shareholders' Equity..................................   64,729    16,954
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  151,818    74,497

NOTE 16D  COMPREHENSIVE INCOME

     The concept of comprehensive income does not exist under French GAAP. In U.S. GAAP, SFAS 130, "Reporting comprehensive income," defines comprehensive income to include, net of tax impact:

     - minimum pension liability adjustments,

     - unrealized gains and losses on investment securities classified as "available for sale,"

     - foreign currency translation adjustments.


Net income for the year ended December 31, 1999.............    246.1
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...................    332.3
  Unrealized losses on equity securities....................    110.0
                                                              -------
Other comprehensive income..................................    442.3
                                                              -------
Comprehensive income for the year ended December 31, 1999...    688.4
Net income for the year ended December 31, 2000.............  1,907.8
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...................   (700.3)
  Unrealized gains on equity securities.....................  3,158.0
Minimum liabilities adjustments.............................     (5.1)
                                                              -------
Other comprehensive income..................................  2,452.6
                                                              -------
Comprehensive income for the year ended December 31, 2000...  4,360.4
                                                              =======

NOTE 16E STOCK BASED COMPENSATION

STOCK BASED COMPENSATION

  Vivendi Stock option plans

     Beginning in 1997, Vivendi adopted stock options plans that are settled in its own shares. Under the Company's "classic" plans prior to December 31, 1999, options were granted to employees at a strike price discounted 12.5% to 20% from the fair market value of the stock at the date of grant.

     For plans adopted prior to January 1, 1997, options that are exercised are settled through the issuance of new shares. These options are granted with a contractual life of eight to ten years and vest over a two year period from the date of grant. For plans adopted in 1998 and later, options that are exercised are settled with treasury shares. These options vest over a three or five year period and are valid up to eight years from the date of grant.

     Prior to the creation of Vivendi Universal, Vivendi adopted two fixed major stock options plans in 2000, which grant options to a limited number of senior managers. One of them replaces a stock option plan adopted by CANAL+ in 2000.

     No compensation expense has been recorded in connection with the stock options granted by Vivendi under French GAAP. Under U.S. GAAP, the compensation cost recorded by the Company is respectively E85.8 million and E8.6 million for the years ended December 31, 1999 and 2000. A gain of E9.5 million has been recorded in 2000 in connection with a variable stock-option plan adopted in 1999 against a cost of E38.6 million in 1999.

     CANAL+ has adopted several fixed stock option plans that are settled in its own shares. Options granted under most of these plans are granted to employees at a strike price with a discount between 0% and 10% from the fair market value of the shares at the grant date.

     Outstanding options at December 4, 2000 are settled with CANAL+ treasury shares. These options vest in a graduated manner over five years and are valid up to five years from the date of the grant. CANAL+ manages its exposure to the price risk associated with the shares required to settle the options through the issuance of put and call options settled in its own stock.

     No compensation expense has been recorded in connection with the stock options granted by CANAL+ under French GAAP. Under U.S. GAAP, the compensation cost recorded by the Company is respectively E1.9 million and E1.5 million for the years ended December 31, 1999 and 2000.

  Vivendi Universal stock option plans

     Since its creation, Vivendi Universal has adopted two fixed stock option plans that grant options to a limited number of senior managers. Under these plans, the stock price is not discounted from the fair market value of the stock on the date of grant. The options are granted with a contractual life of eight years. Under the first plan, one third of the options will vest each of the next three years. Under the second one, the options vest after three years but the exercise date depends on the performance of Vivendi Universal stock against the performance of the MSC Media Index. No compensation cost has been recorded with these plans under U.S. GAAP.

     As of December 8, 2000, the stock options of CANAL+ stock options plans were replaced by two stock option plans of Vivendi Universal (Strike divided by two and same maturity and vesting period). The following table presents the evolution of CANAL+ and Vivendi Universal stock options plans together.

                                                                            WEIGHTED AVERAGE
                                                              NUMBER OF      EXERCISE PRICE
                                                                SHARES         (IN EUROS)
                                                              ----------    ----------------
December 31, 1997...........................................  12,241,569          23.8
                                                              ----------          ----
  Granted...................................................   6,085,560          33.3
  Exercised.................................................  (1,170,111)         20.6
  Forfeited.................................................     (36,232)         12.0
                                                              ----------          ----
December 31, 1998...........................................  17,120,786          22.8
                                                              ----------          ----
  Granted...................................................  11,477,378          68.0
  Exercised.................................................  (2,652,681)         19.8
  Forfeited.................................................     (42,616)         19.7
                                                              ----------          ----
December 31, 1999...........................................  25,902,867          46.2
                                                              ----------          ----
  Granted...................................................  15,131,761          85.7
  Exercised.................................................  (2,329,062)         17.3
  Forfeited.................................................    (126,216)         19.2
                                                              ----------          ----
December 31, 2000...........................................  38,579,350          67.0
                                                              ----------          ----

  Havas Interactive and Medi-Media stock option plans

     The stock option plans adopted by Havas Interactive on July 1, 1999 and the stock option plans of Medi-Media were canceled in 2000 and exchanged against options from the stock option plan adopted by Vivendi Universal on December 11, 2000.

  Vivendi Environnement stock option plans

     In July 2000, Vivendi Environnement granted 780,000 stock options on Vivendi Environnement shares to its top management. The number of options to be exercised depends of the performance of Vivendi Environnement. The strike is E32.5. The compensation cost of this variable stock options plan recorded in 2000 is E1.9 million.

  Seagram stock option plans

     At December 7, 2000 there were 39,999,747 Seagram stock options which were converted on December 8, 2000 into 32,061,549 Vivendi Universal stock options. Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the Company's common shares on the date of grant over the exercise price of the option. The Company does not issue options at prices below market value at date of grant. There is no compensation cost associated with Seagram stock option plans.

                                                                            WEIGHTED AVERAGE
                                                              NUMBER OF      EXERCISE PRICE
                                                                 ADS            (IN USD)
                                                              ----------    ----------------
December 8, 2000............................................  32,061,549          54.1
                                                              ----------          ----
  Granted...................................................   6,878,697          67.9
  Exercised.................................................    (116,257)         45.7
  Forfeited.................................................     (29,941)         56.1
                                                              ----------          ----
December 31, 2000...........................................  38,794,048          56.6
                                                              ----------          ----

     At December 31, 2000, 10,130,571 stock options on treasury shares and 24,655,611 stock options on ADSs were exercisable at weighted average exercise prices of E42.3 and $47.8, respectively. The options outstanding at December 31, 2000 expire in various years through 2010.

     Information about 38,579,350 stock options on treasury shares and 38,794,048 stock options on ADSs outstanding at December 31, 2000 is summarized as follows:

                                      AVERAGE      AVERAGE                   AVERAGE
EXERCISE PRICE           NUMBER       EXERCISE    REMAINING      NUMBER      EXERCISE
(IN EUROS)             OUTSTANDING     PRICE        LIFE         VESTED       PRICE
--------------         -----------    --------    ---------    ----------    --------
< 20                      237,176       19.3        1.80          237,176      19.3
20 - 30                 1,493,315       22.9        2.53        1,492,315      22.9
30 - 40                 2,190,234       34.2        4.59        2,190,234      34.2
40 - 50                 2,691,223       40.3        2.50          800,663      40.4
50 - 60                 5,409,183       52.4        4.20        5,409,183      52.3
60 - 70                 5,697,221       64.0        5.70        2,202,900      62.6
70 - 80                14,937,438       76.5        7.33               --        --
80 - 90                 3,135,000       83.7        7.90               --        --
90 - 110                    5,000      106.4        7.20               --        --
110 - 120               2,783,560      111.4        7.40               --        --
                       ----------      -----        ----       ----------      ----
TOTAL                  38,579,350       67.0        6.17       12,333,471      46.0
                       ==========      =====        ====       ==========      ====

                                      AVERAGE      AVERAGE                   AVERAGE
EXERCISE PRICE           NUMBER       EXERCISE    REMAINING      NUMBER      EXERCISE
(IN USD)               OUTSTANDING     PRICE        LIFE         VESTED       PRICE
--------------         -----------    --------    ---------    ----------    --------
< 20                           --         --          --               --        --
20 - 30                   389,528       29.6        0.20          389,528      29.6
30 - 40                 5,753,322       36.0        3.09        5,753,322      36.0
40 - 50                12,335,068       46.0        6.48       12,335,068      46.0
50 - 60                 4,130,340       59.5        8.21        4,008,340      59.6
60 - 70                 7,833,497       67.5        7.88          728,000      64.0
70 - 80                 8,352,293       75.8        9.03        1,441,553      74.2
                       ----------       ----        ----       ----------      ----
TOTAL                  38,794,048       56.6        6.93       24,655,811      47.8
                       ==========       ====        ====       ==========      ====

     The fair value of Vivendi Universal option grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

                                                                  DECEMBER 31,
                                                              --------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
Expected life (years).......................................  7.9     6.5     5.6
Interest rate...............................................  4.8%    4.6%    4.7%
Volatility..................................................   35%    6.5%    6.5%
Dividend yield..............................................    1%    1.1%    1.1%

EMPLOYEE STOCK PURCHASE PLANS

     Vivendi Universal maintains savings plans that allow substantially all full time employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. The shares were sold to employees at a discount of 20% from the average market price of Vivendi Universal stock over the last 20 business days prior to the date of authorization by the management committee. Shares purchased by employees under these plans are subject to certain restrictions over the sale or transfer of the shares by employees. The compensation cost recorded by the company for the year ended December 31, 2000 is E85.9 million.

     Vivendi Universal maintains a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of the group's non-French subsidiaries. At the end of a five-year period, the employees are given assurance that they will receive the maximum amount of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of five percent per year compounded annually. The risk carried by Vivendi Universal is hedged through a trustee based in Jersey by Societe Generale. The guarantee was paid through a reserved capital increase with elimination of the preferential subscription rights (decision of the Board of Directors of October 4, 1999). 6,000,000 shares were issued in February 2000 with a value of E56.7 each, whereas the market value of the Vivendi Universal share was around E110. The issue price corresponds in fact to a 20% discount as compared to the average of the 20 opening stock market prices prior to the meeting of the Board of Directors of October 4, 1999. The compensation cost recorded by the Company for the year ended December 31, 2000 is E9.8 million.

     Shares sold to employee stock purchase plans are as follows:

                                                   2000         1999         1998        1997
                                                 ---------    ---------    ---------    -------
Number of shares...............................  8,937,889    6,608,980    1,511,769    936,912
Proceeds on sales (in millions Euros)..........      554.6        480.1        156.4       72.9
Average cost of treasury stock sales (in
  Euros).......................................       62.1         72.6        103.5       77.8

     Under U.S. GAAP, the total compensation cost recorded by the Company for period ended December 31, 2000 and 1999 is respectively E95.7 million and E160.8 million.

     Had compensation cost for stock based compensation been awarded determined based on the fair value at the dates of grant consistent with the methodology of SFAS 123, Vivendi Universal's net income and basic earnings per share would have reflected the following pro forma amounts (in millions of Euros):

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              -------    -----
U.S. GAAP net income........................................  1,907.8    246.1
Basic earnings per share....................................     3.24     0.48
Impact of fair value method of stock option.................    (57.8)   (52.2)
Pro forma U.S. GAAP net income..............................  1,850.0    193.9
Pro forma basic earnings per share..........................     3.14     0.38

NOTE 16F BENEFITS PLAN

     Disclosures, presented in accordance with SFAS 132, are as follows:

                                                            PENSION BENEFITS     OTHER BENEFITS
                                                           ------------------    --------------
                                                            2000       1999       2000     1999
                                                           -------    -------    ------    ----
                                                                    MILLIONS OF EUROS
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning of year................  1,645.6    1,334.2       7.3     9.0
  Service cost...........................................     56.4       71.8       0.1     0.1
  Interest cost..........................................     65.7       91.3       0.4     0.4
  Plan participants contributions........................     10.8       11.9        --      --
  Business combinations..................................    971.2      100.2     179.4      --
  Disposals..............................................   (580.7)     (10.5)       --      --
  Curtailments...........................................     (2.2)      (2.8)       --      --
  Actuarial loss (gain)..................................     16.6       14.3       1.0    (1.5)
  Benefits paid..........................................    (45.1)     (71.8)     (0.7)   (0.7)
  Special termination benefits...........................       --         --        --      --
  Others (foreign currency translation)..................     (1.2)     107.0                --
                                                           -------    -------    ------    ----
  Benefit obligation at end of year......................  2,137.1    1,645.6     187.5     7.3
                                                           =======    =======    ======    ====
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year.........  1,533.5    1,155.9        --      --
  Actual return on plan assets...........................    (10.8)     232.5        --      --
  Company contributions..................................     25.9       45.7        --     0.7
  Plan participants contributions........................     10.8       11.9        --      --
  Business combinations..................................    754.3        3.9        --      --
  Disposals..............................................   (236.2)      (2.0)       --      --
  Benefits paid..........................................     (2.7)     (71.8)       --    (0.7)
  Others (foreign currency translation)..................    (39.2)     157.4        --      --
                                                           -------    -------    ------    ----
  Fair value of plan assets at end of year...............  2,035.6    1,533.5        --      --
                                                           =======    =======    ======    ====
FUNDED STATUS OF THE PLAN................................   (101.5)    (112.1)   (187.7)   (7.4)
  Unrecognized actuarial loss............................    (21.6)    (154.6)     (0.6)   (1.6)
  Unrecognized actuarial prior service cost..............   (137.7)    (153.6)       --      --
  Unrecognized actuarial transition obligation...........    (17.6)     (26.1)       --      --
                                                           -------    -------    ------    ----
  Accrued benefit cost...................................   (278.4)    (446.4)   (188.3)   (9.0)
                                                           =======    =======    ======    ====
Write off of prepaid on multi-employer scheme
  overtime(*)............................................    (45.2)     (24.9)       --      --
                                                           -------    -------    ------    ----
Net (accrued) benefit cost under U.S. GAAP...............   (323.6)    (471.3)   (188.3)   (9.0)
                                                           -------    -------    ------    ----

---------------
(*) Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off by since there are serious doubts that they could be recoverable through future contribution holidays.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were E367 million, E299 million and E54 million, respectively, as of December 31, 2000, E447 million, E356 million and E32 million, respectively, as of December 31, 1999.

     Amounts recognized in the balance sheets consist of:

                                                            PENSION BENEFITS     OTHER BENEFITS
                                                           ------------------    ---------------
                                                            2000       1999       2000      1999
                                                           -------    -------    -------    ----
                                                                      MILLIONS OF EUROS}
Accrued benefit liability (including MLA)................   (439.0)   (586.5)    (188.3)    (9.0)
Prepaid benefit cost.....................................    115.4     114.5         --       --
                                                           -------    ------     ------     ----
Net amount accrued for under U.S. GAAP...................   (323.6)   (472.0)    (188.3)    (9.0)
                                                           =======    ======     ======     ====
Intangible assets (MLA)(a)...............................     (8.6)      0.7         --       --
                                                           -------    ------     ------     ----
Net amount recognized under U.S. GAAP....................   (332.2)   (471.3)    (188.3)    (9.0)
                                                           -------    ------     ------     ----

---------------
(a) Adjustment for U.S. GAAP purpose: the benefit liability accrued under U.S. GAAP has to be the minimum between the accumulated benefit obligation net of fair value of plan assets and the net amount recognized under U.S. GAAP.

     Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows:

                                                            PENSION BENEFITS     OTHER BENEFITS
                                                            -----------------    ---------------
                                                             2000      1999       2000      1999
                                                            ------    -------    -------    ----
                                                                      MILLIONS OF EUROS}
NET AMOUNT ACCRUED FOR UNDER U.S. GAAP....................  (323.6)   (472.0)    (188.3)    (9.0)
Excess funding of plans recognized in income only when
  paid back to the Company................................    (3.6)     (3.4)        --       --
Impacts of transition obligation, of prior service costs
  and of actuarial gains recognized with a different
  timing under local regulations..........................    (1.3)    (29.7)      (0.6)      --
Minimum liability adjustments (MLA).......................     8.6       0.7         --       --
                                                            ------    ------     ------     ----
NET AMOUNT ACCRUED FOR UNDER FRENCH GAAP IN THE
  ACCOMPANYING CONSOLIDATED BALANCE SHEET.................  (319.9)   (504.4)    (188.9)    (9.0)
                                                            ======    ======     ======     ====
Accrued...................................................  (458.9)   (582.6)    (188.9)    (9.0)
Prepaid...................................................   139.0      78.2         --       --

     Net periodic cost under U.S. GAAP is as follows:

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              ----------------    --------------
                                                               2000      1999     2000     1999
                                                              ------    ------    -----    -----
                                                                      MILLIONS OF EUROS
Service cost................................................   56.4      71.8      0.1       --
Expected interest cost......................................   65.7      91.3      0.4      0.1
Expected return on plan assets..............................  (90.6)    (93.5)      --      0.5
Amortization of unrecognized prior service cost.............   (8.7)    (12.1)      --       --
Amortization of actuarial net loss (gain)...................  (12.5)      0.7     (0.1)      --
Amortization of net transition obligation...................   (1.8)     (1.2)      --       --
Curtailments/Settlements....................................    0.5      (2.8)      --       --
Special termination benefits................................     --        --       --       --
                                                              -----     -----     ----      ---
Net periodic benefit cost...................................    9.0      54.2      0.4      0.6
                                                              =====     =====     ====      ===
Write off of prepaid on multi-employer scheme overtime......   21.6       8.2       --       --
                                                              -----     -----     ----      ---
Net periodic benefit cost under U.S. GAAP...................   30.6      62.4      0.4      0.6
                                                              -----     -----     ----      ---

     Annual cost under French GAAP was E37.9 million and E80.9 million for the years ended December 31, 2000 and 1999, respectively. The difference between these amounts and the annual cost under U.S. GAAP primarily results from the amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

     Weighted-average assumptions as of December 31 are as follows:

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              ----------------    --------------
                                                               2000      1999     2000     1999
                                                              ------    ------    -----    -----
                                                                      MILLIONS OF EUROS
Discount rate...............................................    6.5%      5.8%     7.5%     5.0%
Rate of compensation increase...............................    N/A       N/A      N/A      N/A
Expected return on plan assets..............................    8.3%      7.4%     6.0%     6.0%
Expected residual active life (in years)....................   13.5      13.7              15.0

     Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                   1-PERCENTAGE-     1-PERCENTAGE-
                                                   POINT INCREASE    POINT DECREASE
                                                   --------------    --------------
                                                            IN PERCENTAGE
Effect on total of service and interest
  components.....................................       3.0%              3.0%
Effect on the postretirement benefit
  obligation.....................................       3.0%              3.0%

NOTE  16G CAPITAL AND OPERATING LEASE

     The Company has entered into capital and operating leases. At December 2000, the minimum future payments under these leases are as follows:

YEAR ENDING                                        OPERATING    CAPITAL
DECEMBER 31, 2000                                   LEASES      LEASES
-----------------                                  ---------    -------
                                                    MILLIONS OF EUROS
2001.............................................     792.7       251.8
2002.............................................     731.3       207.9
2003.............................................     679.5       185.4
2004.............................................     630.6       181.7
2005.............................................     571.2       150.5
2006 and thereafter..............................   1,893.9     1,339.2
Total minimum future capital lease payments......   5,299.2     2,316.5
Less amounts representing interest...............        --      (895.9)
                                                    -------     -------
Present value of net minimum future capital lease
  payments.......................................        --     1,420.7
                                                    -------     -------

NOTE 16H  RESTRUCTURING COSTS

     Provisions for restructuring by segment details as follows:

                                                              ENVIRONMENTAL
EMPLOYEE TERMINATION COSTS                   PUBLISHING(A)     SERVICES(B)     NON-CORE(D)    TOTAL
--------------------------                   -------------    -------------    -----------    ------
                                                                MILLIONS OF EUROS
DECEMBER 31, 1997..........................         --             21.1            40.1         61.2
Change in consolidation scope..............       47.8               --             1.7         49.5
Additions..................................       26.0              2.1            64.4         92.5
Utilization................................      (34.6)           (10.3)          (53.3)       (98.2)
Reversal...................................       (0.8)              --            (1.2)        (2.0)
                                                 -----            -----           -----       ------
DECEMBER 31, 1998..........................       38.4             12.9            51.7        103.0
Change in consolidation scope..............       14.6             54.2            (1.7)        67.1
Additions..................................       18.0              2.0            50.2         70.2
Utilization................................      (42.6)           (17.2)          (56.5)      (116.3)
Reversal...................................       (1.4)              --            (0.3)        (1.7)
                                                 -----            -----           -----       ------
DECEMBER 31, 1999..........................       27.0             51.9            43.4        122.3
Change in consolidation scope..............       (4.2)              --           (38.7)       (42.9)
Additions..................................       64.1               --             0.2         64.3
Utilization................................       (9.8)           (17.3)           (3.5)       (30.6)
Reversal...................................       (4.0)              --              --         (4.0)
                                                                  -----           -----       ------
DECEMBER 31, 2000..........................       73.1             34.6             1.4        109.1

                                                                                 ENVIRONMENTAL
OTHER RESTRUCTURING COSTS       TELECOMS(C)    TV & FILMS(E)    PUBLISHING(A)     SERVICES(B)     TOTAL
-------------------------       -----------    -------------    -------------    -------------    -----
                                                      MILLIONS OF EUROS
DECEMBER 31, 1997.............      59.4              --              --              30.2         89.6
Change in consolidation
  scope.......................      (3.3)             --              --              (1.0)        (4.3)
Additions.....................        --              --              --               9.5          9.5
Utilization...................     (21.7)             --              --             (13.3)       (35.0)
Reversal......................      (0.3)             --              --                --         (0.3)
                                   -----           -----            ----             -----        -----
DECEMBER 31, 1998.............      34.1              --              --              25.4         59.5
Change in consolidation
  scope.......................      (4.1)             --             6.8              55.1         57.8
Additions.....................       1.4              --              --              28.8         30.2
Utilization...................     (12.4)             --            (1.5)            (34.5)       (48.4)
Reversal......................        --              --              --                --           --
                                   -----           -----            ----             -----        -----
DECEMBER 31, 1999.............      19.0              --             5.3              74.8         99.1
Change in consolidation
  scope.......................       4.7            20.0              --                --         24.7
Additions.....................        --              --            11.5              17.6         29.1
Utilization...................     (11.6)             --            (2.8)            (42.8)       (57.2)
Reversal......................      (3.5)             --            (1.0)               --         (4.5)
                                   -----           -----            ----             -----        -----
DECEMBER 31, 2000.............       8.6            20.0            13.0              49.6         91.2

     As previously discussed, the Company has grown through significant acquisitions in the past several years. As a result of these acquisitions and the need to streamline and integrate the resulting operating entities, the Company's various business segments have implemented various restructuring plans, primarily related to the consolidation of facilities. As a result, the Company has incurred significant costs associated with the elimination of such facilities and related reductions in employee headcount. These costs include amounts associated with employee termination and early retirement programs, asset divestitures, and costs associated with lease and other contract terminations. These plans are generally completed within one year of initiation.

     In addition to restructuring plans initiated by the Company, certain of the acquired businesses had initiated and were executing restructuring plans at the time of acquisition. The Company evaluated these restructuring plans at the time of acquisition to determine whether such plans were consistent with the Company's integration strategy. If consistent, such reserves were established through purchase accounting and have been reflected as "Change in scope of consolidation" in the table above. A description of the Company's various restructuring plans by business segment is detailed below.

(a) Publishing

     Following the acquisitions of Grupo Anaya in September 1998 and Medi-Media in August 1999, the Company respectively established a termination plan involving approximately 240 employees and a restructuring plan associated with severance costs related to the termination of approximately 40 employees, respectively.

     The continuation of these plans in 2000 led to accumulated expenses of E12.6 million.

     In fiscal year 2000, the following plans have been implemented:

     - HII is involved in a down sizing plan as well as in a process of reorganization of shared services and a reallocation of business. As of December 31, 2000, these plans involve the termination of approximately 570 employees which amounts to E23.6. Other related projects will generate E6 million of expenses.

     - The Education segment is involved in several plans which total E22.0 million, including E17.5 million allocated to the termination of approximately 210 employees. The major plans concern the downsizing of the French structure, the reorganization of the supply chain in Brazil and Spain, and the closure of a site in Belgium.

     - The Information segment is in the process of reorganizing its back office department, mainly through mutualization and reallocation of services. The expenses of this plan amount to E14 million and will lead to the termination of approximately 220 employees.

     - The Services department will close down a logistic site. This plan will lead to the termination of 117 employees for E7.0 million. Other costs associated to this closure will amount to E1 million.

     - The headquarters is also involved in a restructuring plan that will lead to the termination of 17 employees. The expenses of this plan amount to E2 million.

(b) Environmental Services

     Beginning in 1997, the Group implemented a three-year restructuring plan associated with its water businesses located in France. The primary purpose of the restructuring plan is to consolidate individual facilities originally established with the sole purpose of administrating municipal water service contracts. The costs associated with the plan relate primarily to lease termination and other costs to exit facilities. The plan will result in a restructuring of the Group's existing operating structure from 334 local units, 86 intermediary levels and 31 regional agencies to 140 local units, 50 business units and 10 regional agencies. As previously discussed, the Group acquired US Filter in April 1999. In conjunction with the acquisition, the Group evaluated US Filter's ongoing restructuring plans. This evaluation resulted in the continuation of certain restructuring efforts and the implementation of additional restructuring plans to streamline United States Filter Corporation's resulting manufacturing and production base and to redesign its distribution network. The revised restructuring plans identified certain manufacturing facilities, distribution sites, sales and administration offices, retail outlets and related assets that became redundant or non-strategic upon consummation of the transaction. The costs associated with the plan totaled E109.4 million and are reflected in "Change in scope of consolidation." The costs originally consisted of E54.2 million in severance and employee termination costs related to a reduction of the combined workforce of 1,465 employees (189 management employees, 456 administrative employees, 684 manufacturing employees and 136 sales employees), and E55.1 million in facility exit costs, including asset write-downs, lease terminations and other exit costs. During 1999, the Group incurred costs of E31.6 million in connection with the plan, including E11.7 million in severance payments in connection with the termination of approximately 350 employees and E19.9 million in facility exit costs. As of December 31,1999, a total accrual of approximately E77.7 million remained, consisting of E42.5 million in severance and employee termination accruals and E35.2 million in other restructuring costs (primarily attributable to facility consolidation). During 2000 the Group used E9.5 million for various severance programs. At December 31,2000, E33 million remained, mainly related to several European severance programs which due to local social regulations require extended periods to complete. As the severance programs will be completed the Group anticipates the closure of several facilities and believes that the remaining E48.6 million will be utilized as the consolidations are completed.

(c) Telecoms

     In December 1997, SFR decided to discontinue mobile telephone service operations utilizing analog technology. In connection with this decision, a reserve of approximately E60.0 million was provided in 1997, in connection with the phasing out of the subscriber base and associated technology. This plan is almost completed at December 31, 2000. The remaining reserves of E8.6 million relate to other technological changes accrued during the previous years.

(d) Non-core

     Beginning in 1996, the Company recorded provisions for restructuring plans, in the amount of E48.3 million, consisting of severance and employee termination costs. These plans were executed in 1997, resulting in a headcount reduction of 1,566 employees (259 management employees and 1,307 construction employees).

     During 1997, the Company established additional restructuring plans, primarily related to planned employee reduction, in the amount of E64.5 million. These plans consisted of accruals associated with the termination of 2,106 employees (483 management employees and 1,623 construction employees).

     During 1997, the Company incurred charges of E31.6 million in connection with these plans, which resulted in a reduction of the workforce of 1,028 employees (210 management employees and 818 construction employees). The remaining portion of these plans were executed in 1998, resulting in charges of E31.7 million and a 1,078 decrease in the number of employees (273 management employees and 805 construction employees).

     In 1998, the Company's management continued the review of its activities and internal organization, a review that prompted the implementation of additional restructuring plans. These plans resulted in an accrual of E61.0 million and consisted of severance and employee termination costs for 1,939 employees (194 management employees and 1,745 construction employees). During this period, the Company incurred costs associated with such plans in an amount of E18.6 million for a total of 591 employees (59 management employees and 532 construction employees). The remaining portion of the plan was executed in 1999 for a total cost of E42.1 million.

     In 1999, the Company established a restructuring plan as a result of a general decline in construction demand in markets serviced by its German subsidiaries. Additionally, the Company implemented plans in its civil engineering entities to adapt the business to new technology, including digital technology related to electrical contracting. These plans resulted in an accrual of E44.5 million, in connection with a workforce reduction of 1,460 employees (277 management employees and 1,183 workers). During 1999, the Company incurred E8.8 million in connection with such plans and reduced its number of employees by 288 (49 management employees and 239 construction employees).

     In 2000, the Company reduced its Non-Core provision to ME1.4 mainly due to the disposal of Vinci. The construction segment has been deconsolidated at the beginning of 2000 following the Vinci/GTM operation.

(e) TV & Films:

     CANAL+ was first consolidated with Vivendi Universal in December 8, 2000. The E20 million of restructuring costs mainly concern future expenses planned for the maintenance of terminal equipment and other materials (E15 million), and a reserve due to future costs concerning the reparation of defective Thomson digital decoder delivered in 1996 (E2 million).

NOTE 16I SUBSEQUENT EVENTS

     SFR Submits Application for UMTS License. On January 30, 2001, SFR, an indirect subsidiary of Vivendi Universal, officially submitted its application for a license to provide third generation UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that would allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The licenses are expected to be awarded in 2002. The fee for each license is currently expected to be E4.95 billion, with payments spread over a 15-year period. The French government may be considering proposals to alter the terms of the license awards.

     CANAL+'s Sale of Its Stake in Eurosport. On January 31, 2001, CANAL+ announced that it had sold its 49.5 percent interest in European sports channel Eurosport International and its 39 percent interest in Eurosport France to TF1. Proceeds from the sale amounted to E303.5 million for CANAL+ Group and E345 million for Vivendi Universal as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ will remain a distribution channel for Eurosport. CANAL+ had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

     Convertible Bond Issuance. On February 2, 2001, Vivendi Universal placed E457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an 8.67 percent stake. The 1 percent five-year bonds were issued at a price of E77.35, a 30 percent premium to Vinci's then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which managed the offering of the bonds, exercised their over-allotment option to purchase E70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to E527 million. Conversion of all the bonds into Vinci shares would result in the elimination of Vivendi Universal's stake in Vinci.

     Acquisition of Uproar Inc. On February 5, 2001, Flipside Inc., a subsidiary of Vivendi Universal's Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of the outstanding stock of Uproar for U.S.$3 per share, or a total consideration of U.S.$140 million. The transaction has been approved by the Boards of both companies and will make the combined entity an overall leader in interactive games on the Internet.

     Exchangeable Bond Issuance. On February 8, 2001, Vivendi Universal placed E1.809 billion principal amount of bonds exchangeable into Vivendi Environnement stock on a one for one basis. The bonds correspond to 9.3 percent of the capital stock of Vivendi Environnement. The 2 percent, five year bonds were issued at a price of E55.90, a 30 percent premium over the previous day's weighted-average price. Excluding, the 9.3 percent now allocated to the exchangeable bonds, Vivendi Universal holds 63 percent of Vivendi Environnement, and intends to maintain its majority control at this level for the long term.

     Disposition of CompuServe France. In March 2001, Vivendi Universal legalized the terms of the disposition of its interest in AOL CompuServe France.

     Acquisition of EMusic.com. On April 6, 2001, we entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer at $.57 per share. The acquisition was completed on June 14, 2001.

     Acquisition of MP3.com. On May 20, 2001, Vivendi Universal announced that it had reached an agreement in principal to acquire MP3.com, Inc. for $372 million ($5 per share) in a combined cash and stock transaction. The acquisition is subject to regulatory approval, shareholder approval, and customary closing conditions.

     Acquisition of Houghton Mifflin Company. On June 1, 2001, Vivendi Universal announced that it had reached an agreement in principal to acquire Houghton Mifflin through a cash tender offer for all of Houghton

Mifflin's common stock at a price of $60 per share. The total consideration approximates $2.2 billion, including the assumption of Houghton Mifflin's average net debt of $500 million The acquisition is subject to regulatory approval and customary closing conditions.

     Sale of Loews Cineplex. On June 28, 2001, Universal Studios and USIBV sold their interests in Loews Cineplex to Goldman, Sachs & Co. for an aggregate purchase price of $1.00. Universal Studios intends to use the tax loss from the sale to offset gains on other capital transactions.

     Cancelation of shares. On June 28, 2001, the Vivendi Universal board authorized the cancelation of 22 million shares, reducing the number of outstanding shares by approximately 2%.

                                 EXHIBIT INDEX

  EXHIBIT
  -------
    1.1      Vivendi Universal Restated Corporate statuts (organizational document) (English translation)
    2.1      Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended
             and restated as of December 8, 2000, among Vivendi
             Universal, S.A., The Bank of New York, as Depositary, and
             all the Owners and Beneficial Owners from time to time of
             American Depositary Shares issued thereunder (incorporated by reference to the Vivendi Universal Registration Statement on Form 8-A dated December 29, 2000)
    2.2      Vivendi Universal agrees to furnish to the Commission on
             request a copy of any instrument defining the rights of
             holders of long-term debt of Vivendi Universal and of any
             subsidiary for which consolidated or unconsolidated
             financial statements are required to be filed
    4.1      Merger Agreement, dated as of June 19, 2000, by and among
             Vivendi S.A., Canal Plus S.A., Sofiee S.A., 3744531 Canada
             Inc. and The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4
             dated October 30, 2000)
    4.2      Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiee S.A. and certain
             shareholders of The Seagram Company Ltd. (incorporated by
             reference to the Vivendi Universal Registration Statement on
             Form F-4 dated October 30, 2000)
    4.3      Stock and Asset Purchase Agreement, dated as of December 19,
             2000, among Vivendi Universal S.A., Pernod Ricard S.A. and
             Diageo plc (incorporated by reference to the Vivendi
             Universal Registration Statement on Form F-4 dated
             February 5, 2001)
    8.1      Subsidiaries of Vivendi Universal, S.A.
   10.1      Indenture among Joseph E. Seagram & Sons, Inc., as issuer,
             The Seagram Company Ltd., as guarantor, and The Bank of New
             York, as Trustee dated September 15, 1991 (incorporated by reference to the Seagram Current Report on Form 8-K dated
             November 8, 1991, as amended (file number 001-02275))
   10.2      Form of First Supplemental Indenture among Joseph E. Seagram
             & Sons, Inc., The Seagram Company Ltd. and The Bank of New
             York, as Trustee, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the Seagram Registration
             Statement on Form S-3/A dated June 10, 1999)
   10.3      Second Supplemental Indenture among Joseph E. Seagram &
             Sons, Inc., The Seagram Company Ltd. and The Bank of New
             York, as Trustee, dated as of November 15, 1999
             (incorporated by reference to the Vivendi Universal
             Registration Statement on Form F-4 dated February 5, 2001)
   10.4      Third Supplemental Indenture among Joseph E. Seagram & Sons,
             Inc., The Seagram Company Ltd. and The Bank of New York, as
             Trustee, dated as of January 5, 2001 (incorporated by
             reference to the Vivendi Universal Registration Statement on
             Form F-4 dated February 5, 2001)
   10.5      Form of Fourth Supplemental Indenture, dated as of March 7,
             2001, among Joseph E. Seagram & Sons, Inc., The Seagram
             Company Ltd. and The Bank of New York, as Trustee
             (incorporated by reference to the Vivendi Universal
             Registration Statement on Form F-4 dated February 5, 2001)
   10.6      Form of Purchase Contract Agreement between The Seagram
             Company Ltd. and The Bank of New York, as purchase contract agent, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the Seagram Registration Statement on
             Form S-3/A dated June 10, 1999)
   10.7      Supplemental Agreement to the Purchase Contract Agreement
             entered into by Vivendi Universal, S.A. dated December 8,
             2000 (incorporated by reference to the Vivendi Universal
             Registration Statement on Form F-4 dated February 5, 2001)
   10.8      Form of Supplemental Agreement to the Purchase Contract
             Agreement between The Seagram Company Ltd. and The Bank of
             New York, as purchase contract agent (incorporated by
             reference to the Vivendi Universal Registration Statement on
             Form F-4 dated February 5, 2001)