Form 20-F
period 2001-12-31
VIVENDI UNIVERSAL
filed 2002-05-28
CIK 1127055

As filed with the Securities and Exchange Commission on May 28, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

for the transition period from             to

Commission File Number:

VIVENDI UNIVERSAL

(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	42, avenue de Friedland 75380 Paris Cedex 08 France (Address of principal executive offices)	Republic of France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share, nominal value €5.50 per share	The New York Stock Exchange

Ordinary shares, par value €5.50 per share*

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

American Depositary Shares	107,854,197
Ordinary Shares, nominal value €5.50 per share	1,085,827,519

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒     No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☒

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

PRESENTATION OF INFORMATION

      This Annual Report on Form 20-F (referred to herein as this “annual report” or this “document”) has been filed with the United States Securities and Exchange Commission (SEC).

      “Vivendi Universal” refers to Vivendi Universal, S.A. (the Company), a company organized under the laws of France, and its direct and indirect subsidiaries. “Vivendi” refers to Vivendi, S.A., the predecessor company to Vivendi Universal. “Shares” refer to the Company’s ordinary shares. The principal trading market for the ordinary shares of Vivendi Universal is EuroNext Paris S.A. (the Paris Bourse). “ADS” or “ADR” refers to the Company’s American Depositary Shares or Receipts, respectively, which are listed on the New York Stock Exchange (NYSE), each of which represents the right to receive one Vivendi Universal ordinary share.

      This annual report includes Vivendi Universal’s consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 and as at December 31, 2001 and 2000. Vivendi Universal’s consolidated financial statements, including the notes thereto, are included in “Item 18 — Financial Statements” and have been prepared in accordance with generally accepted accounting principles in France, which we refer to in this annual report as “French GAAP”. Unless otherwise noted, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French Law and in European regulations, and differs significantly from generally accepted accounting principles in the United States, which we refer to in this annual report as “US GAAP”. See Note 14 to our consolidated financial statements for a description of the significant differences between French GAAP and US GAAP, a reconciliation of net income and shareholders’ equity from French GAAP to US GAAP and condensed consolidated US GAAP balance sheets and statements of income.

      Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

CURRENCY TRANSLATION

      Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. The following 12 member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro (Euro, euro or €) was fixed on December 31, 1998 at €1.00 = FF6.55957, and we have translated French francs into euros at that rate.

      Share capital in the Company is represented by ordinary shares with a nominal value of €5.50 per share. Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the US dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.

      We publish our consolidated financial statements in euros. Unless noted otherwise, all amounts in this annual report are expressed in euros. The currency of the United States will be referred to as “US dollars” or “US$” or “$” or “dollars”. For historical exchange rate information, refer to “Item 3 — Key Information — Exchange Rate Information”. For a discussion of the impact of foreign currency fluctuations on Vivendi Universal’s financial condition and results of operations, see “Item 5 — Operating and Financial Review and Prospects”.

FORWARD-LOOKING STATEMENTS

      We make some forward-looking statements in this document. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are

i

subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. All statements that express forecasts, expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects and anticipated cost savings or synergies are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended (the Exchange Act). Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from our forward-looking statements as a result of certain risks and uncertainties, many of which are outside of our control, including but not limited to:

•	Changes in global and localized economic and political conditions, which may affect purchases of our consumer products, the performance of our filmed entertainment operations and attendance and spending at our theme parks;

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect our access to, or increase the cost of financing for, our operations and investments;

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact our market share, increase expenses and hinder our growth potential;

•	Changes in consumer preferences and tastes, which may affect all our business segments;

•	Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at our theme parks in California, Florida, Japan and Spain;

•	Legal and regulatory developments, including changes in accounting standards, taxation requirements and environmental laws;

•	Technological developments that may affect the distribution of our products or create new risks to our ability to protect our intellectual property rights; and

•	The uncertainties of litigation and other risks and uncertainties detailed from time to time in our regulatory filings.

      We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business, including the disclosures made in “Item 3 — Key Information — Risk Factors,” page 5, “Item 5 — Operating and Financial Review and Prospects,” page 39, and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk,” page 111. Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

EXPLANATORY NOTE

      Unless otherwise indicated, all references to our competitive positions made in this document are in terms of revenue generated.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

      Vivendi Universal is a corporation organized under the laws of France. Many of Vivendi Universal’s directors and officers are citizens or residents of countries other than the United States. Substantial portions of Vivendi Universal’s assets are located outside the United States. Accordingly, it may be difficult for investors:

•	to obtain jurisdiction over Vivendi Universal or its directors or officers in courts in the United States in actions predicated on the civil liability provisions of the US federal securities laws;

ii

•	to enforce against Vivendi Universal or its directors or officers judgments obtained in such actions;

•	to obtain judgments against Vivendi Universal or its directors or officers in original actions in non-US courts predicated solely upon the US federal securities laws; or

•	to enforce against Vivendi Universal or its directors or officers in non-US courts judgments of courts in the United States predicated upon the civil liability provisions of the US federal securities laws.

      Actions brought in France for enforcement of judgments of US courts rendered against French persons, including directors and officers of Vivendi Universal, would require those persons to waive their right to be sued in France under Article 15 of the French Civil Code. In addition, actions in the United States under the US federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions.

iii

Item 1:     Identity of Directors, Senior Management and Advisers

      Not applicable

Item 2:  Offer Statistics and Expected Timetable

      Not applicable

Item 3:     Key Information

Selected Financial Data

      The selected consolidated financial data at year end and for each of the years in the three-year period ended December 31, 2001 has been derived from our consolidated financial statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1998 has been derived from our consolidated financial statements not included in this annual report. You should read this section together with the section entitled Operating and Financial Review and Prospects and our consolidated financial statements included in this annual report.

      Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP, as they relate to us, are described in Note 14 to our consolidated financial statements. For a discussion of significant transactions and accounting changes that affect the comparability of our consolidated financial statements and the financial data presented below, refer to Operating and Financial Review and Prospects and the notes to our consolidated financial statements.

      Our consolidated financial statements and the selected financial data presented below are reported in euros. For periods presented prior to January 1, 1999, our financial statements are reported in French francs and translated into euros using the official fixed exchange rate of €1.00 = FF6.55957, applicable since December 31, 1998.

	Years Ended December 31,

	2001	2000(1)	2000	1999(2)	1999	1998	1997

	Millions of euros, except per share amounts
Income Statement
Amounts in accordance with French GAAP
Revenue	57,360	41,580	41,798	40,855	41,623	31,737	25,477
Revenue outside France	33,075	20,647	20,624	17,244	17,829	10,313	8,205
Operating income	3,795	1,823	2,571	1,836	2,281	1,331	596
Exceptional items, net	2,365	3,812	2,947	(846)	(838)	249	879
Goodwill amortization	15,203	634	634	606	612	210	375
Minority interest	594	625	625	(159)	5	212	(115)
Net income (loss)	(13,597)	2,299	2,299	1,435	1,431	1,121	822
Basic earnings (loss) per share	(13.53)	3.63	3.63	2.70	2.70	2.46	2.09
Diluted earnings (loss) per share	(13.53)	3.41	3.41	2.49	2.49	2.40	2.00
Dividends per share	1.0	1.0	1.0	1.0	1.0	0.9	0.8
Average shares outstanding (millions)	1,004.8	633.8	633.8	530.5	530.5	456.6	393.6
Shares outstanding at year-end (millions)	1,085.8	1,080.8	1,080.8	595.6	595.6	478.4	402.1

	Years Ended December 31,

	2001	2000(1)	2000	1999(2)	1999	1998	1997

	Millions of euros, except per share amounts
Financial Position
Amounts in accordance with French GAAP
Shareholders’ equity	36,748	56,675	56,675	10,777	10,892	7,840	6,847
Minority interest	10,208	9,787	9,787	3,755	4,052	2,423	1,742
Net financial debt(3)	28,879	25,514	25,514	22,833	22,833	6,502	4,177
Total assets	139,002	150,738	150,738	84,614	82,777	48,982	39,365
Total long-term assets	99,074	112,580	112,580	47,916	45,341	26,073	20,810
Cash Flow Data
Net cash provided by operating activities	4,500	2,514	2,514	772	1,409	2,898	1,601
Net cash provided by (used for) investing activities	4,340	(1,481)	(1,481)	(12,918)	(13,556)	(2,926)	(3,106)
Net cash provided by (used for) financing activities	(7,469)	(631)	(631)	13,746	13,746	223	1,664
Capital expenditures	5,338	5,800	5,800	6,154	6,792	4,478	2,713

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to our consolidated financial statements).

(2)	In order to facilitate the comparability of 2000 and 1999 consolidated financial results, the 1999 consolidated results are presented in accordance with accounting policies in effect in 2000.

(3)	Net financial debt is defined as the sum of long-term debt, bank overdrafts and other short-term borrowings, cash and cash equivalents, other marketable securities and financial receivables. The first four components are separate line items in the Consolidated Balance Sheet. Financial receivables are comprised of short-term loans receivable (also a separate line item in the Consolidated Balance Sheet) and net interest bearing long-term loans receivable (included in other investments in the Consolidated Balance Sheet). Net interest bearing long-term loans receivable were €1,455 million and €1,503 million, respectively, at December 31, 2001 and December 31, 2000.

Supplemental Data (French GAAP Basis)

Media & Communications EBITDA Reconciled to Operating Income

	Years Ended December 31,

	2001	2000(1)	2000	1999(2)

	Millions of euros
EBITDA(3)
Music	1,158	94	94	—
Publishing	817	493	493	410
TV & Film	1,224	526	526	85
Telecoms	2,307	1,131	1,303	494
Internet	(209)	(183)	(183)	(34)

	5,297	2,061	2,233	955
Holding and Corporate	(261)	(137)	(137)	(76)

Media & Communications EBITDA	5,036	1,924	2,096	879
Depreciation and amortization	(2,605)	(1,329)	(1,501)	(729)
Film amortization at CANAL+ Group	(223)	(142)	(142)	(122)
Book plate amortization at Vivendi Universal Publishing	(49)	(36)	(36)	(26)
Other one-time items(4)	(192)	(456)	—	—
Restructuring charges	(129)	—	—	—

Media & Communications operating income (loss)	1,838	(39)	417	2
Environmental Services operating income	1,964	1,589	1,897	1,483
Non-Core businesses operating income (loss)	(7)	273	257	351

Total Vivendi Universal operating income	3,795	1,823	2,571	1,836

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to our consolidated financial statements).

(2)	In order to facilitate the comparability of 2000 and 1999 consolidated financial results, the 1999 consolidated results are presented in accordance with accounting policies in effect in 2000.

(3)	As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items (principally reorganization costs at CANAL+ Group), and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media & Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the US or reported by other companies.

(4)	Other one-time items primarily related to reorganization costs at CANAL+ Group.

Exchange Rate Information

	Period	Average
Year	End	Rate(1)	High	Low

US dollar/ €
May 24, 2002	0.92	0.91	0.93	0.90
April 2002	0.90	0.89	0.90	0.88
March 2002	0.87	0.88	0.88	0.87
February 2002	0.87	0.87	0.88	0.86
January 2002	0.86	0.88	0.90	0.86
December 2001	0.88	0.89	0.90	0.88
November 2001	0.89	0.88	0.90	0.88
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.00	1.06	1.17	1.00
French franc/ US dollar
1998	5.59	5.90	6.21	5.38
1997	6.02	5.85	6.35	5.19

(1)	For yearly figures, the average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the relevant period.

Dividends

      The table below sets forth the total dividends paid per Vivendi Universal ordinary share and Vivendi Universal American Depositary Share (ADS) in 1997 to 2001. The amounts shown exclude the avoir fiscal, a French tax credit described under “Item 10 — Additional Information — Taxation”. The Company historically paid annual dividends in respect of its prior fiscal year. We have rounded dividend amounts to the nearest cent.

	Dividend per Ordinary Share	Dividend per ADS

	€(1)	$(2)
1997(3)	0.76	0.17
1998(3)	0.92	0.17
1999	1.00	0.22
2000(4)	1.00	0.89
2001	1.00	0.89

(1)	Until 1999 (i.e., until the dividend for the year ended December 31, 1998), the Company paid dividends in French francs. Amounts in French francs have been translated at the official fixed exchange rate of €1.00 = FF6.55957.

(2)	Translated solely for convenience into dollars at the noon buying rates on the respective dividend payments date, or on the following business day if such date was not a business day in the US. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to dollars for the purpose of making payments to holders of ADSs.

(3)	Restated for a 3 for 1 stock split which occurred on May 11, 1999.

(4)	Prior to December 8, 2000, the date of the completion of the Vivendi S.A., The Seagram Company Ltd. and Canal Plus S.A. merger transactions (described below under “Item 4 — Information on the Company — History and Development of the Company”), each Vivendi ADS represented one-fifth of a Vivendi ordinary share, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share.

Capitalization and Indebtedness

      As of March 31, 2002, Vivendi Universal had an equity market capitalization of approximately €48 billion and net outstanding indebtedness in French GAAP of approximately €27 billion, of which approximately €1 billion was secured or guaranteed.

Risk Factors

      You should carefully consider the risk factors described below in addition to the other information presented in this document.

We may suffer reduced profits or losses as a result of intense competition.

      The majority of the industries in which we operate are highly competitive and require substantial human and capital resources. Many other companies serve each of the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share and introduce new technologies or services, or improve the quality of their services. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

      In addition, content and integration of content with communications access are increasingly important parts of the media and communications businesses and are key elements of our strategy. In accordance with that strategy, our Media & Communications businesses rely on some important third-party content. There is no assurance that the desired rights to content will be available on commercially reasonable terms, and as the media and communications businesses become more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have an adverse effect on our business and financial performance.

We may not be able to retain or obtain required licenses, permits, approvals and consents.

      We need to maintain, renew or obtain a variety of permits and approvals from regulatory authorities to conduct and expand each of our businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost for renewing or obtaining permits and approvals may be prohibitive. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner—in particular, licenses to provide telecommunications services—our ability to achieve our strategic objectives could be impaired. The regulatory environment in which our businesses operate is complex and subject to change, and adverse changes in that environment could impose costs on us and/or limit our revenue.

Demand for our integrated Media & Communications and Environmental Services Businesses may be less than we expect.

      We believe that important factors driving our growth in the next several years will be increased demand for (i) integrated media and communications content and services that are accessible through a variety of communications devices and (ii) large-scale, integrated environmental management services. Although we expect markets for both types of services to develop rapidly, our expectations may not be realized. If either market does not grow or does not grow as quickly as we expect, our profitability and the return we earn on many of our investments may suffer.

The integration of the entertainment assets of USA Networks, Inc. and Universal Studios, Inc. into the newly-formed entity, Vivendi Universal Entertainment LLLP, may not result in the benefits currently anticipated.

      We may not be able to integrate profitably the operations of the entertainment assets of USA Networks, Inc. (USA) and the film, TV and recreation businesses of Universal Studios, Inc. (Universal Studios) into Vivendi Universal’s new entertainment group, Vivendi Universal Entertainment LLLP (VUE). VUE may not achieve the profitability increases or cost savings currently expected from the operations of these merged assets. To realize the anticipated benefits from VUE’s operations, VUE’s management must implement a business plan that effectively integrates these assets.

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

      We expect a significant amount of our revenue to come from the production and distribution of content offerings such as feature films, television series and audio recordings. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a film, television series or audio recording depends on the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Because we expect the popularity of our content offerings to be a significant factor driving the growth of our communications services, our failure to produce films, television series and audio recordings with broad consumer appeal could materially harm our business and prospects for growth.

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

      We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Because our financial statements are presented in euros, we must translate our assets, liabilities, revenue, income and expenses in currencies other than the euro into euros at then-applicable exchange rates when we prepare our financial statements. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. In this regard, an increase in the value of the euro may result in a decline in the reported value, in euros, of our interests held in other currencies. To the extent this has a negative effect on our financial condition as presented in our financial statements, it could cause the market price of our ordinary shares and ADSs to decline. In addition, dividends to holders of our ADSs will be converted from euros to US dollars prior to payment. As a result, changes in currency exchange rates could affect the value of dividends received by our ADS holders.

Our business operations in some countries may be subject to additional risks.

      We conduct business in markets around the world. The risks associated with conducting business in some countries outside of Western Europe, the US and Canada can include, among other risks, slower payment of invoices, nationalization of businesses, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions. We may not be able to insure or hedge against these risks. Furthermore, financing may not be available in countries with less than investment grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

Our recreation group may continue to be negatively affected by international, political and military developments.

      The terrorist attacks of September 11, 2001 on the United States and their aftermath resulted in significant reductions in domestic and international travel that negatively affected our US theme park and resort activities. These developments have had a continued impact on vacation travel, group conventions and tourism in general. The magnitude and duration of the effects on the results of our recreation business is unknown at this point.

The market place of our ordinary shares and our ADSs may be subject to the volatility generally associated with Internet and technology company shares.

      The market for shares of Internet and technology companies has, over the past two years, experienced extreme price and volume volatility that has often been unrelated or disproportionate to the operating performance of those companies. Because our value is based in part on our Internet and other high technology operations, the price of our ordinary shares and ADSs may be subject to similar volatility.

Provisions in many of the environmental contracts of our subsidiary, Vivendi Environnement, may create significant restrictions or obligations on its business.

      Contracts with governmental authorities make up a significant percentage of the revenue of our 63% owned subsidiary, Vivendi Environnement. Vivendi Environnement is subject to various statutes and regulations that apply to governmental contracts which differ from laws governing private contracts. In civil law countries such as France, for instance, governmental contracts often provide for unilateral amendment or termination by the governmental authority, under certain circumstances. Although Vivendi Environnement is generally entitled to full indemnification in the event of such unilateral modification or termination, its revenue and/or profits could be reduced if full indemnification is not available.

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

      Our organizational documents (called statuts) contain provisions that are intended to impede the accumulation of our ordinary shares by third parties seeking to gain a measure of control of the Company. For example, in the case where a quorum of less than 60% is present at a shareholders’ meeting, our statuts adjust the rights of each shareholder that owns in excess of 2% of our total voting power through the application of a formula pursuant to which the voting power of each such shareholder will be equal to that which it would possess if 100% of our shareholders were present or represented at the shareholders’ meeting at which the vote takes place. In addition, our statuts provide that any person or group that fails to notify us within 15 days of acquiring or disposing of at least 0.5% or any multiple of 0.5% of our ordinary shares may be deprived of voting rights for those shares in excess of the unreported fraction.

Pre-emptive rights may not be available for US persons.

      Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. US holders of our ordinary shares may not be able to exercise pre-emptive rights for our shares unless a registration statement under the US Securities Act of 1933, as amended (the Securities Act), is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, US holders of our shares will be unable to exercise their pre-emptive rights.

The ability of holders of our ADSs to influence the governance of our company may be limited.

      Holders of our ADSs may not have the same ability to influence corporate governance with respect to our company as shareholders in some companies incorporated in the US would. For example, the depositary may not receive voting materials in time to ensure that holders of our ADSs can instruct the depositary to vote their shares. In addition, the depositary’s liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the depositary agreement.

We are exempt from certain requirements under the Exchange Act.

      As a “foreign private issuer” for the purposes of the US federal securities laws, we are exempt from rules under the US Securities and Exchange Act of 1934, as amended (the Exchange Act), that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sale of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that do not qualify as “foreign private issuers” and whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning our company publicly available than there is for companies that do not qualify as “foreign private issuers”.

Judgments of US courts may not be enforceable against Vivendi Universal.

      Judgments of US courts, including those predicated on the civil liability provisions of the federal securities laws of the US, may not be enforceable in French courts. As a result, shareholders who obtain a judgment against Vivendi Universal in the US may not be able to require it to pay the amount of the judgment.

We could be adversely affected if member firms of Andersen Worldwide are unable to perform required audit-related services for us or if the SEC ceases accepting financial statements audited or reviewed by member firms of Andersen Worldwide.

      Our independent auditor, Barbier Frinault & Cie, is a member firm of Andersen Worldwide. On March 14, 2002, Arthur Andersen LLP, the US-based member firm of Andersen Worldwide, was indicted on federal obstruction of justice charges in connection with its role as the auditor for Enron Corporation. Although the SEC has said that it will continue to accept financial statements audited by Arthur Andersen LLP and foreign affiliates of Arthur Andersen LLP so long as Arthur Andersen LLP and such foreign affiliates are able to make certain representations to its clients, our access to the US capital markets and our ability to make SEC filings timely could be impaired if the SEC ceases accepting financial statements audited by member firms of Andersen Worldwide or if for any reason any member firm of Andersen Worldwide performing auditing services for us is unable to perform such auditing services. In such event, we may also incur significant expense in familiarizing new auditors with our accounting. Furthermore, relief which may be available under the federal securities laws against auditing firms may not be available as a practical matter against member firms of Andersen Worldwide if such firms should either cease to operate or be financially impaired.

We could be adversely affected if rating agencies downgrade our debt ratings.

      At the beginning of May 2002, Moody’s and S&P lowered Vivendi Universal’s senior and short-term debt ratings, respectively. Further downgrades by either S&P or Moody’s could result in liquidity problems and could affect our ability to make payments on outstanding debt instruments and to comply with other existing obligations.

Item 4:  Information on the Company

History and Development of the Company

      The legal and commercial name of our company is Vivendi Universal. Vivendi Universal is a société anonyme, a form of limited liability company, initially organized under the name Sofiée, S.A. on December 11, 1987 for a term of 99 years in accordance with the French commercial code. Vivendi Universal is the surviving parent entity of the merger transactions among Vivendi S.A. (Vivendi), The Seagram Company Ltd. (Seagram) and Canal Plus S.A. (Canal Plus), which were completed on December 8, 2000 (the Merger Transactions). Our registered office is located at 42, avenue de Friedland, 75380 Paris Cedex 08, France, and the telephone number of our registered office is (33)(1) 71 71 1000. Our agent in the US is Vivendi Universal US Holding Co.; located at 375 Park Avenue, 6th Floor, New York, New York 10152. All matters addressed to our agent should be to the attention of the President.

      Vivendi Universal’s businesses focus primarily on two core areas — Media & Communications and Environmental Services. Our Media & Communications business operates a number of leading and integrated businesses in the music, multimedia and publishing, film and pay TV, telecommunications and Internet industries. Our Environmental Services business includes world-class water, waste management, transportation and energy services operations.

Vivendi

      Vivendi was founded in 1853 and, prior to the Merger Transactions, was one of Europe’s largest companies. In May 1998, Vivendi’s shareholders approved its name change from Compagnie Générale des Eaux to Vivendi to reflect the expansion of its core businesses in media and communications and environmental management services, as well as the increasingly international scope of its business. In 1999, Vivendi transferred its environmental management services businesses to its subsidiary, Vivendi Environnement. In July 2000, Vivendi issued approximately 37% of the share capital of Vivendi Environnement in a public offering in Europe and a private placement in the US.

Seagram

      Prior to the Merger Transactions, Seagram operated in four business segments:

      Music. Through the Universal Music Group (UMG), the world’s largest recorded music company, Seagram developed, acquired, produced, marketed and distributed recorded music globally, produced, sold and distributed music videos globally, and engaged in music publishing.

      Filmed Entertainment. Primarily through Universal Pictures, Seagram produced and distributed motion picture, TV and home video productions worldwide, owned and operated a number of international TV channels, and licensed merchandising and filmed property rights.

      Recreation and Other. Seagram owned and operated theme parks, entertainment complexes and specialty retail stores in the US and elsewhere.

      Spirits and Wine. Seagram produced, marketed and distributed distilled spirits, wines, coolers, beers and mixers in more than 190 countries and territories worldwide.

Canal Plus

      Prior to the Merger Transactions, Canal Plus was Europe’s leading pay TV company and a European leader in film and TV production, distribution and rights management. The businesses that Vivendi Universal acquired from Canal Plus are now operated collectively as Groupe Canal+ S.A. (CANAL+ Group).

      As a result of the Merger Transactions, Vivendi Universal is now one of the world’s leading media and communications companies, with assets that, among other things, include one of the largest motion picture studios, one of the most comprehensive film libraries and a leading global TV business.

      See “Our Services” below for a complete description of our businesses.

      No third parties have made public takeover offers with respect to Vivendi Universal since we began operations. Public takeover offers of other companies that we have made are described under “Historical Acquisitions and Dispositions” and “Recent Developments” below. For additional discussion of important events that have occurred since January 1, 2001, see “Item 5 — Operating and Financial Review and Prospects” and “Item 18 — Financial Statements”. For additional information about our principal capital expenditures and divestitures for the last three financial years, as well as, those currently in progress, see “Item 5 — Operating and Financial Review and Prospects”.

Historical Acquisitions and Dispositions

      In 2001, we significantly expanded the assets of our Media & Communications businesses through strategic acquisitions and joint ventures, and we made several significant dispositions. Set forth below is a summary of these material and significant acquisitions and dispositions:

Acquisitions

      Acquisition of Uproar Inc. In February 2001, Vivendi Universal’s Publishing business, through its subsidiary, Flipside Inc., announced a plan to merge with Uproar Inc., by acquiring all of Uproar’s outstanding stock for $128 million. The surviving entity is a global leader in web-based interactive games.

      Acquisition of Maroc Telecom. In April 2001, Vivendi Universal became a strategic partner in the partial privatization of Maroc Telecom, Morocco’s national telecommunications operator, for approximately €2.4 billion.

      Acquisition of EMusic.com. On June 14, 2001, Vivendi Universal acquired all of the outstanding shares of EMusic.com Inc. for a net purchase price of approximately $24 million.

      Acquisition of Houghton Mifflin. In July 2001, Vivendi Universal acquired leading US educational publisher Houghton Mifflin Company for approximately $2.2 billion in cash, including the assumption of Houghton Mifflin’s average net debt of approximately $500 million. Vivendi Universal thereby became the second-largest educational publisher in the world and increased its share of the US textbook market.

      Acquisition of MP3.com. On August 28, 2001, Vivendi Universal acquired all of the issued and outstanding common stock of MP3.com, Inc., for cash and stock, with a purchase price of approximately

$400 million ($5.00/share). This acquisition was a significant strategic step in creating a distribution platform for our music business and acquiring state-of-the-art internet technology.

Divestitures

      Sale of Eurosport Interests. In January 2001, CANAL+ Group sold its 49.5% interest in Eurosport International and its 39% interest in Eurosport France for €303 million. At the same time, Havas Image sold its interest in Eurosport France, bringing the total proceeds for Vivendi Universal to €345 million.

      Sale of Havas Advertising Interest. In June 2001, Vivendi Universal sold its 9.9% interest in Havas Advertising for €484 million to institutional investors and Havas Advertising. At the end of 2001, Vivendi Universal sold the “Havas” name to Havas Advertising for approximately €4.6 million.

      Sale of Interest in France Loisirs. In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann for approximately €153 million, which generated a capital loss of €1 million.

      Sale of Vivendi Environnement Shares. In December 2001, Vivendi Universal sold 32.4 million shares of Vivendi Environnement for €38/share (totaling 9.3% of Vivendi Environnement’s stock), generating pre-tax capital gains of €116 million. Vivendi Universal continues to hold 63% of Vivendi Environnement following this sale. Simultaneously, Vivendi Environnement issued warrants, free of charge, to all shareholders, on a basis of one warrant per outstanding share. Each holder of seven warrants is entitled to purchase one share of Vivendi Environnement at €55 from December 2001 to March 2006.

      Spirits and Wine Sale. On December 21, 2001, Vivendi Universal consummated the sale of its Spirits and Wine business to Diageo plc and Pernod Ricard S.A. for approximately $8.1 billion in cash.

Recent Developments

Shareholders Meeting of April 24, 2002

      On May 2, 2002, Vivendi Universal announced that it had filed a joint petition with the Paris Commercial Court, together with Société Générale and Compagnie de Saint Gobain, following a malfunction in voting that occurred at the Shareholders Meeting on April 24th.

      Following the May 2nd hearing, the Court:

•	Officially noted a malfunction in the tabulation of the votes cast during the Shareholders Meeting; and

•	Formally acknowledged to Vivendi Universal that its Board of Directors would have the authority to convene another Shareholders Meeting as soon as possible. The aim of this meeting would be to re-determine the vote count on the resolutions that were not adopted on April 24th, the results of which may have been affected by this malfunction. The Court also gave its permission for a re-vote to take place on the resolutions that were approved by the shareholders, in order to confirm the original results, if necessary.

      Based on the foregoing and the fact that the Court determined that the resolutions passed at the meeting would stand as voted, the €1 dividend per share approved by the shareholders on April 24th was paid to holders of ordinary shares on May 13, 2002 and is payable to holders of ADSs on June 4, 2002. The record date for payment to both holders of ordinary shares and ADSs was May 13, 2002.

      Lastly, the Court agreed to Vivendi Universal’s request for an independent expert to investigate the voting aberrations within six weeks. The expert’s assignment is to ascertain the origin of the malfunction in the voting system and, in particular, to determine whether a possible “hacking” of the voting system took place at the April 24th meeting.

      Set forth below are our key acquisitions, investments and dispositions for 2002.

Acquisitions

      Acquisition of USA Networks’ Entertainment Assets. On December 16, 2001, Vivendi Universal, Universal Studios, Liberty Media Corporation (Liberty), USA and Mr. Barry Diller entered into agreements whereby Vivendi Universal agreed to acquire control of USA’s entertainment assets (programming, TV distribution, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC). These assets will be combined with Universal Studios’ existing film, TV and recreation businesses to form a new entertainment group, VUE, whose common interests will be 93.06% owned by Universal Studios and its affiliates. The transaction is valued at approximately $10.3 billion, and will be financed through a combination of cash and securities. The transaction closed on May 7, 2002.

      Strategic Alliance with EchoStar Communications. On January 22, 2002, Vivendi Universal completed a $1.5 billion investment in EchoStar Communications Corporation (“EchoStar”) for 5,760,479 shares of newly issued EchoStar Series D mandatorily convertible participating preferred stock. This investment represents an approximate 10% holding in EchoStar. Each share of Series D preferred stock has a liquidation preference equal to its issue price, which was approximately $260 per share. Also, each share of Series D preferred stock is convertible, at the option of Vivendi Universal or mandatorily upon the occurrence of certain events, into ten shares of EchoStar Class A common stock. In addition, Vivendi Universal received one contingent value right associated with each share of Class A common stock it received, which affords Vivendi Universal certain downside protection in the event the Class A common stock trades below $26.04 per share. This transaction enables the commencement of a long-term alliance, whereby we plan to develop and provide to EchoStar’s DISH Network US satellite TV customers a variety of programming and interactive TV services, including five new channels of basic and niche programming content and expanded pay-per-view and video-on-demand movies. As a signal of the strength of our new alliance with EchoStar, our CEO and Chairman, Jean-Marie Messier, has become a member of EchoStar’s Board of Directors. EchoStar may use some or all of our investment to help finance its pending merger with Hughes Electronics Corporation, DirecTV’s parent. Assuming completion of Echostar’s merger with Hughes Electronics, Vivendi Universal will have access to the distribution assets of the combined company.

      First Acqua Acquisition. Vivendi Environnement announced on May 13, 2002 that its subsidiary, Vivendi Water UK, signed an agreement with First Aqua Holdings Limited (FAH) to acquire First Aqua (JVCo) Limited (First Aqua), the holding company of Southern Water. The consideration is based on an enterprise value of 2 billion pounds sterling, equal to that used for FAH’s acquisition of Southern Water in April 2002 and Southern Water’s estimated average gross regulatory asset value as of March 2002. The deal is conditioned on receipt of UK and European Union regulatory approval, as well as the closing of FAH’s acquisition of Southern Water. In addition, the completion of the acquisition of First Aqua by Vivendi Water UK is subject to the availability of satisfactory long-term, non-recourse financing to refinance First Aqua and Southern Water debt. Following implementation of the refinancing, Vivendi Water UK will invest approximately 420 million pounds sterling, thereby holding a majority of First Aqua’s ordinary equity.

Divestitures

      Sale of Professional Publishing Business. Vivendi Universal has entered into an agreement to sell Vivendi Universal Publishing’s business-to-business (B2B) and health divisions to two newly formed investment companies led by the Cinven investment fund. Additionally, Vivendi Universal will acquire a 25% interest in the investment companies.

      Sale of Interest in Elektrim Telekomunikacja. In March 2002, Vivendi Universal announced that it had signed a non-binding Memorandum of Understanding (MoU) with a consortium of financial investors, led by Citigroup Investments, to sell its 49% interest in Elektrim Telekomunikacja. The MoU provides for Vivendi Universal to retain a minority interest in the consortium and to be granted a put option regarding such interest (with the consortium holding a call option on this same interest).

Business Overview

General

      Vivendi Universal operates in two global core businesses: Media & Communications and Environmental Services. The Media & Communications business is divided into five business segments: Music, Publishing, and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Our Music business produces, markets and distributes recorded music of all major genres throughout the world, manufactures, sells and distributes video products in the US and internationally, and licenses music copyrights. Our Publishing business is a worldwide content leader in its core markets: publishing, including education and literature, games and consumer press. It provides content across multiple platforms including print, multimedia, the Internet, and Personal Digital Assistants (PDAs) via Wireless Application Protocol (WAP) technology. Our TV & Film business produces and distributes motion picture, TV and home video/ DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights, and operates theme parks and retail stores around the world. Our Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, internet access, and data services and transmission, principally in Europe. Our Internet business manages strategic internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the internet through a variety of devices, including mobile phones, PDAs, interactive TV and computers.

      Vivendi Environnement, 63% owned by Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and systems operation, waste management, energy services (excluding the sale, production and trading of electricity), and transportation services, to a wide range of public authorities and industrial, commercial and residential customers. Vivendi Environnement files reports with the SEC in the ordinary course of its business, and has outstanding shares represented by ADSs listed on the NYSE (ticker symbol: “VE”).

Segment Data

      The contribution of our business segments to our consolidated revenues for each of 2001, 2000 and 1999, in each case after the elimination of intersegment transactions, follows:

	Year Ended December 31,

	2001	2000(1)	2000	1999(2)

	(In millions of euros)
Revenues
Amounts in accordance with French GAAP
Music	€6,560	€495	€495	€—
Publishing	4,286	3,540	3,540	3,278
TV & Film	9,501	4,248	4,248	1,151
Telecoms	7,639	5,270	5,270	3,913
Internet	129	48	48	2

Total Media & Communications	28,115	13,601	13,601	8,344
Environmental Services	29,094	26,294	26,512	20,959
Non-core businesses	151	1,685	1,685	11,552

Total Vivendi Universal	€57,360	€41,580	€41,798	€40,855

(1)	Restated to give effect to changes in accounting policies adopted in 2001.

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

Geographic Data

      The contribution of selected geographic markets to our consolidated revenue for each of 2001, 2000 and 1999 follows:

	Year Ended December 31,

	2001	2000(1)	2000	1999(2)

	(In millions of euros)
Revenues
France	€24,285	€20,933	€21,174	€23,611
United Kingdom	4,170	2,992	2,969	3,241
Rest of Europe	10,456	7,421	7,421	7,355
United States of America	12,654	7,009	7,009	4,659
Rest of World	5,795	3,225	3,225	1,989

	€57,360	€41,580	€41,798	€40,855

(1)	Restated to give effect to changes in accounting policies adopted in 2001.

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

Segment and Geographic Data for 2001

      The contribution of selected geographic markets to the revenue of our business segments and to our consolidated revenue for 2001, in each case after the elimination of intersegment transactions follows:

	Year Ended December 31, 2001

		United	Rest of	United States	Rest of
	France	Kingdom	Europe	of America	World	Total

	(In millions of euros)
Revenues
Music	€617	€844	€1,193	€2,753	€1,153	€6,560
Publishing	1,659	135	560	1,508	424	4,286
TV & Film	3,118	552	2,093	2,899	839	9,501
Telecoms	6,371	—	244	—	1,024	7,639
Internet	55	1	4	69	—	129

Total Media & Communications	11,820	1,532	4,094	7,229	3,440	28,115
Environmental Services	12,341	2,638	6,338	5,425	2,352	29,094
Non-core businesses	124	—	24	—	3	151

Total Vivendi Universal	€24,285	€4,170	€10,456	€12,654	€5,795	€57,360

Strategy

      Vivendi Universal is a media and communications company for the digital age. Vivendi Universal’s content businesses (Music, Publishing (in particular, its Games activities) and TV & Film) have strong market positions both globally and locally. This strength provides an excellent foundation for developing incremental revenue streams from cross-promotions and leveraging intellectual property across all content businesses. Vivendi Universal’s distribution assets (Telecoms, Internet, Pay TV) enable each business to achieve faster time-to-market for new content applications.

      Vivendi Universal’s mission is to become the world’s preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices. Vivendi Universal believes that demand for the delivery of content over portable and broadband devices will increase in the future. Vivendi Universal expects to generate earnings growth by leveraging its content businesses and utilizing its global brands to increase its subscriber base and to forge profitable alliances with other distribution partners.

Our Services

Music

      Our music business is operated through UMG, the largest recorded music business in the world, which acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries. UMG also manufactures, sells and distributes music video and DVD products, licenses music copyrights, publishes music and owns mail-order music/video clubs throughout the world.

      In 2001, UMG increased its worldwide market share and is now responsible for 1 out of every 4 albums sold worldwide, 1 out of every 4 albums sold in the US, and 1 out of every 3 albums sold in France. In 2001, 62 albums reached worldwide sales in excess of one million units and sold more than 5 million units in the year. We have the largest music catalogue in the world and hold the leading positions in jazz and classical musical, with our classical music sales representing approximately 40% of worldwide classical music sales for the industry.

      Our labels include:

•	the popular labels Interscope, Geffen, A&M, Island Def Jam Music Group, MCA Records, MCA Nashville, Mercury Records, Mercury Nashville, Motor Music, Motown, Polydor, Barclay and Universal Records;

•	the classical labels Decca, Deutsche Grammophon and Philips; and

•	the jazz labels Verve, GRP and Impulse! Records.

      Artists. We believe that the scope and diversity of our popular music labels and our strong management team allow us to respond to shifts in consumer tastes. Approximately 60% of our global sales represent sales by artists in their home territory. The US and the UK continue to be the primary source of internationally selling popular repertoire.

      Artists who are currently under contract with UMG, directly or through third parties, include, among others:

Alizée, A*Teens, Erykah Badu, Cecilia Bartoli, Bee Gees, George Benson, Mary J. Blige, Blink 182, Andrea Bocelli, Bon Jovi, Boyzone, Mariah Carey, Jacky Cheung, Sheryl Crow, DMX, Dr. Dre, Eminem, Mylene Farmer, Masaharu Fukuyama, Gabrielle, Johnny Hallyday, Herbie Hancock, Enrique Iglesias, India.Arie, Al Jarreau, Ja Rule, Jay-Z, Elton John, Juanes, Ronan Keating, B.B. King, Diana Krall, Lighthouse Family, Limp Bizkit, Los Tucanes de Tijuana, Reba McEntire, Brian McKnight, Metallica (outside North America), Nelly, No Doubt, Padre Marcelo Rossi, Anne-Sophie Mutter, Florent Pagny, Luciano Pavarotti, Puddle of Mudd, Rammstein, Andre Rieu, Rosana, Paulina Rubio, Sandy & Junior, S Club 7, Shaggy, Sting, George Strait, Ibrahim Tatlises, Texas, Shania Twain, Caetano Veloso, Weezer, Lee Ann Womack, Stevie Wonder, and U2.

      In addition to recently released recordings, we also market and sell recordings from our library of prior releases. Sales from this library account for a significant and stable part of our recorded music revenues each year. We own the largest catalogue of recorded music in the world, with performers from the US and the UK and around the world, such as:

ABBA, Louis Armstrong, Chuck Berry, James Brown, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Bill Evans, Ella Fitzgerald, The Four Tops, Marvin Gaye, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, Antonio Carlos Jobim, Herbert von Karajan, Bob Marley, Nirvana, The Police, Smokey Robinson, Diana Ross & The Supremes, Rod Stewart, Muddy Waters, Hank Williams and The Who.

      Artist Contracts, Production, Marketing and Distribution. We seek to contract with our popular artists on an exclusive basis for the marketing of their recordings (both audio and audiovisual) in return for a percentage royalty on the wholesale or retail selling price of the recording. We generally seek to obtain rights on a worldwide basis, although certain of our artists have licensed rights for certain countries or regions to other record companies. Established artists command higher advances and royalty rates. Therefore, it is not unusual for a recording company to renegotiate contract terms with a successful artist.

      For artists without a recording history, we are often involved in selecting producers, recording studios, additional musicians, and songs to be recorded, and we may supervise the output of recording sessions. For established artists, we are usually less involved in the recording process.

      Marketing involves advertising and otherwise gaining exposure for our recordings and artists through magazines, radio, TV, internet, other media and point-of-sale material. Public performances are also considered an important element in the marketing process, and we provide financing for concert tours by some artists. TV marketing of both specially compiled products and new albums is becoming increasingly important. Marketing is carried out on a country-by-country basis, although global priorities and strategies for certain artists are set centrally.

      In all major countries except Japan and Brazil we have our own distribution services for the warehousing and delivery of finished product to wholesalers and retailers. In certain countries we have entered into distribution joint ventures with other record companies. We also sell music and video product directly to the consumer, principally through two direct mail club organizations: Britannia Music in the UK and D.I.A.L in France.

      E-Commerce and Electronic Delivery. We are at the forefront of the development of new methods to distribute, market, sell, program, and syndicate music and music-related programming by exploiting the potential of new technological platforms. We believe that emerging technologies will be strategically important to the future of the music business. Evolving technology will allow current customers to sample and purchase music in a variety of new ways and will expose potential customers to new music. Through a variety of independent initiatives and strategic alliances, we continue to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the internet, cellular networks, cable and satellite.

      UMG’s e-businesses were restructured during 2001 with internet portal businesses GetMusic and EMusic.com Inc. combined with those of VU Net (see “Our Services — Internet” below), which includes most of Vivendi Universal’s internet initiatives such as Vizzavi and MP3.com. Pressplay, our on-demand subscription-based music service joint venture with Sony Music Entertainment, was launched successfully in December 2001. InsideSessions.com, an online/ CD ROM-based distance learning program joint venture with Putnam, Inc. offering an insider’s tour of the music business, was launched in early 2002.

      Music Publishing. Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as compared to recordings). We enter into agreements with composers and authors of musical compositions for the purpose of licensing the compositions for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, we license compositions for use in printed sheet music and song folios. We also license and acquire catalogues of musical compositions from third parties such as other music publishers and composers and authors who have retained or re-acquired rights. Major acquisitions in 2001 included compositions by Prince, Dave Matthews Band (outside North America), Alexander Kronlund (writer for Britney Spears and others), Eve, Ja Rule and DMX.

      Our publishing catalogue includes more than 850,000 titles that we own or administer, including some of the world’s most popular songs, such as “American Pie”, “Strangers in the Night”, “Good Vibrations”, “I Wanna Hold Your Hand,” “Candle in the Wind,” “I Will Survive” and “Sitting on the Dock of the Bay,” among many others. Among the significant artists and songwriters represented are ABBA, George Brassens, Bon Jovi, Eddy Mitchell, Andre Rieu, Shania Twain, Andrew Lloyd Webber and U2; legendary composers represented include Leonard Bernstein, Elton John and Bernie Taupin, and Henry Mancini.

      Seasonality. The music business is not subject to concerns regarding seasonality.

      Raw Materials. UMG does not, in any material way, rely on the supply of raw materials to conduct its business.

Publishing

      Vivendi Universal Publishing (VUP) is a multi-cultural, multi-platform publishing company with global reach operating in six market segments: literature, reference, education, kids, games and consumer press. VUP offers creative content in printed and CD-ROM versions, as well as through the internet, PDAs and specific media such as electronic books and electronic schoolbags. In addition, VUP operates in logistics and distribution, primarily through its subsidiary Vivendi Universal Publishing Services. VUP is the world’s third-largest publisher. Ranked second in educational publishing, it is one of the world leaders in reference works. It is also ranked No. 2 in games for PC and Mac, and No. 1 for educational CD-ROMs in the world.

      VUP acquired Houghton Mifflin, the prestigious American educational publisher, in July 2001. To finance this acquisition, VUP has agreed to dispose of its B2B and health divisions. See “Recent Developments — Divestitures” in this Item 4 above.

      VUP’s pro forma operations in Europe accounted for approximately 37% of its business in 2001, while its operations in the US accounted for around 52%. VUP also operates in Latin America and Asia, which accounted for approximately 6% and 5%, respectively, of its business.

      Literature. In France, VUP published more than 2,000 new titles in literature. In addition, several books featured among the bestseller lists in France, the US and Spain. Houghton Mifflin sold over 5 million units of J.R.R. Tolkien’s books in the US, while Univers Poche sold almost 800,000 in France. In small format books, Univers Poche had an exceptional year in France, selling over 20.5 million books. Le Pré aux Clercs also published two books in France about the film “Lord of the Rings.”

      VUP authors also won several prizes. V.S. Naipaul was awarded the 2001 Nobel Prize for Literature; he is published in France by Plon. The Pianist by Wladyslaw Szpilman, published by Robert Laffont, was voted Best Book of the Year by the French magazine Lire. In the US, Houghton Mifflin authors also won awards. Philip Roth’s The Human Stain received the PEN/ Faulkner award for fiction, and American Vintage by Paul Lukas received three prizes: the International Association of Culinary Professionals Award, the James Beard Foundation Award and the Veuve Clicquot Award.

      Reference. There was continued growth in reference works worldwide. The VUP subsidiary, Larousse, is the only truly global publisher in this market, selling in 50 countries and 35 languages. The Petit Larousse dictionary remains a bestseller, with over 1 million units alone sold in France. The Petit Larousse is also a leader in the Spanish and Latin American markets, with 300,000 units sold. The French version of the CD-ROM Encyclopédie Universelle Larousse was successfully launched, and will be followed by the Spanish version in 2002. In addition, the six-volume Grand Robert French dictionary was released in November and already sold almost 17,000 units by early 2002.

      Education. In educational publishing, Vivendi Universal’s acquisition of Houghton Mifflin boosted VUP from fifth to second place worldwide. Houghton Mifflin is one of the leading publishers in this market segment in the US. In addition, in 2001, Houghton Mifflin’s McDougal Littell’s high school educational programs posted a 27% growth. On January 9, 2002, the state of California, the biggest educational materials market in the US, adopted the K-6 reading programs that the state’s primary schools will use in 2002 and the coming years. Houghton Mifflin’s “A Legacy of Literacy” series of reading manuals was one of the two series adopted. For the sixth to eighth grades, Houghton Mifflin’s “McDougal Littell Reading & Language Arts” was also selected (in addition to the programs of three other publishers).

      On January 21, 2002, four of Houghton Mifflin’s books received the highest awards for children’s literature from the American Library Association:

•	The Three Pigs, written and illustrated by David Wiesner (Clarion Books), received the prestigious Randolph Caldecott Medal, which honors the best illustrator;

•	A Single Shard by Linda Sue Park (Clarion Books) won the John Newbery Medal, which honors the author of the best contribution to American children’s literature;

•	Black Potatoes: The Story of the Great Irish Famine, 1845-1850 by Susan Campbell Bartoletti (Houghton Mifflin Children’s Books) received the ALSC/ Robert F. Sibert prize awarded to the best informational book;

•	Breaking Through by Francisco Jiménez, also from Houghton Mifflin Children’s Books, received the Pura Belpré Award, which is presented to a writer of Latin American origin whose book celebrates the Latino cultural experience in an outstanding work of literature for children and youth.

In the school sector, Nathan and Bordas had a strong year in France, with 380,000 textbooks sold. In Brazil, Atica & Scipione also had a very successful year. Anaya published and sold almost 200,000 textbooks in Spain.

      There was strong growth in the university sector, including 8% for the Houghton Mifflin College publications. In France, Dalloz’s legal publications enjoyed high sales, with more than 152,000 units of three of its key works sold.

      The internet portal, education.com, was launched in February 2001 in three languages (French, English and German) and four countries (France, Germany, the UK and the US). VUP is developing and tailoring the content of this portal for these countries.

      Kids. Interactive products generated growth in this market sector. Coktel successfully launched “Adibou 3 Lecture” and “Adibou 3 Calcul” in France, “Adi 5” in Germany (160,000 units sold), Italy and Spain, and the first “Adiboud’Chou” titles for kindergarten-age children in English, German, Spanish and Italian.

      Knowledge Adventure, the US leader in educational software, launched its successful series “Jumpstart Learning System” for game consoles. VUP also started exploiting synergies with Universal Studios through a license covering “Jurassic Park” products (380,000 units with three titles).

      Games. In the games segment, multi-platform products were the growth drivers. Ranked No. 2 in the world for games on PC and Mac, the VUP games division was also successful in the console market. The main events of the year were the integration of the Universal Interactive studio and some spectacular new releases, including “Spyro: Season of Ice” for the Game Boy Advance console and “Crash Bandicoot: Wrath of Cortex” for PlayStation 2. Blizzard Entertainment continued to benefit from the worldwide success of Diablo II by releasing a sequel, “Diablo II: Lord of Destruction.” At the end of 2001, Sierra Entertainment launched “Empire Earth” for PC, and Partner Publishing Group launched “Dark Age of Camelot”.

      Consumer Press. In the consumer press segment in France, the Express and Expansion magazine groups merged at the beginning of January 2002 to form the Express-Expansion Group. The Express group formed its own publishing house, L’Express Editions, in 2001 and published La première guerre du 21ème siècle, which sold 20,500 units.

      Seasonality. The sales curve for publishing follows the traditional pattern of leisure products, with peaks at Christmas and other times of intense consumer purchasing. For the school segment, there is a peak at the beginning of each academic year (February in Brazil, September in France, Spain and the US) and another when the national education authorities change the syllabus.

      Raw Materials. VUP consumes approximately 275,000 metric tons of paper a year. Of that amount, approximately 80,000 metric tons are used by businesses that are to be sold (the B2B and health divisions). The paper consumed varies by its nature (newspaper and magazine paper, publishing paper (mostly wood-free)); origin (Europe, US, Brazil); and type of supplier (approximately 75% from integrated groups, also from independent and specialty paper manufacturers).

      The paper market is subject to wide price variations due to the balance between offer and demand worldwide (principally for paper pulp). The most recent highs in this market were between 1995 and 2000. The current dollar prices are the lowest they have been in over 10 years.

TV & Film

      Vivendi Universal’s TV & Film business, comprised of Universal Studios Group (USG) and CANAL+ Group, is a leader in the production and distribution of TV and film, both in the US and throughout Europe.

      In December 2001, Vivendi Universal announced the creation of its new US-based entertainment group, VUE, through the combination of USG’s TV, film and recreation assets with assets of USA. See “Recent Developments” section above. An integral component of VUE will be the global entertainment committee, established by our Chairman and CEO, which will direct the strategy and coordination of all the businesses of the US TV, film and recreation group.

      USG. We own approximately 92% of Universal Studios, which engages in several different businesses, including:

•	production and distribution of motion pictures worldwide in the theatrical, home video/ DVD and TV markets;

•	production and distribution of TV programming worldwide;

•	licensing of merchandise worldwide; and

•	ownership and operation of theme parks, entertainment complexes and specialty retail stores worldwide.

      Motion Picture and TV Production and Distribution. Universal Studios is a major film producer and distributor of feature films and TV programming worldwide. Universal Studios produces feature films that are initially distributed theatrically to exhibitors and, thereafter, through other distribution channels, including home video and DVD, pay TV, video-on-demand (VOD), pay-per-view, and free TV.

      The key geographic markets for motion picture distribution are the US, Canada, the European Union, Asia Pacific and Latin America. The major motion pictures Universal Studios has produced over the past three years include blockbusters like The Mummy, its sequel The Mummy Returns, Dr. Seuss’s How The Grinch Stole Christmas, and the critically acclaimed and Oscar award-winning A Beautiful Mind. In addition, Universal Studios produces animated and live action family programming, reality and talk shows and comedy programming for networks, basic cable and home video.

      USG distributes its motion pictures to theaters in the US and Canada through its wholly owned subsidiaries. Throughout the rest of the world, Universal Studios distributes its motion pictures through United International Pictures (UIP), a joint venture owned equally by Universal Studios International B.V. (USI BV), a wholly owned subsidiary of Universal Studios, and Paramount Pictures International. Through an agreement with DreamWorks SKG, Universal Studios also distributes DreamWorks’ motion pictures to theaters outside the US and Canada.

      Universal Studios’ large library of TV product is currently distributed in the US by USANi LLC, a subsidiary of USA, and throughout the rest of the world by USI BV.

      The distribution of Universal Studios’ video and DVD products is handled by its wholly owned subsidiaries in the US and, as of 2002 (upon the termination of a distribution arrangement with Columbia/ Tri-Star Home Video), by USI BV. Through a servicing agreement with DreamWorks SKG, Universal Studios also distributes DreamWorks’ video product throughout the world.

      Digital Distribution and Video-on-Demand. Furthering its strategy of providing its content to as many platforms as possible, Universal Studios made important strides in digital distribution by joining with four other major studios in Movielink, the first movie-on-demand broadband internet distribution service in the US. In addition, Universal Studios became the first major studio to formally license VOD rights to iN DEMAND, the leading cable pay-per-view network in the US.

      Theme Parks and Entertainment Centers. Through its recreation group, Universal Studios is a leader in themed entertainment through its world-famous theme parks: Universal Studios Hollywood in Los Angeles, Universal Studios Florida and Universal’s Islands of Adventure in Orlando, Florida; Universal Studios Japan

in Osaka; and Universal Mediterranea near Barcelona, Spain. The recreation group also operates the CityWalk retail and entertainment destinations adjacent to its theme parks in Los Angeles and Orlando, in addition to owning substantial interests in three on-site hotels in Orlando and two on-site hotels under construction at Universal Mediterranea.

      Seasonality. The businesses conducted by USG are not subject to material variations in seasonality.

      Raw Materials. The primary material utilized in motion picture production is raw film stock. Film stock is purchased by Universal Studios from large manufacturers of photographic products located in the US and other countries. Availability of raw film stock is good and no problems have been encountered. The price of raw film stock has had low volatility, and Universal Studios further reduces its exposure to price changes by securing its pricing under long-term contracts with its film suppliers.

      CANAL+ Group. CANAL+ Group is a key European player in the production and distribution of pay TV, interactive services, film and TV programming, as well as digital TV technology, sports rights activities and internet content. Today, CANAL+ Group operates in France, Belgium, Spain, Italy, the Benelux, Poland, and throughout Scandinavia and Africa, with 15.9 million subscriptions. Although the economic climate was difficult, subscriptions increased by 577,000 in 2001, representing overall growth of 4%.

      Pay TV Channels and Services. Canal Plus S.A., a 48.71%-owned subsidiary of CANAL+ Group (CANAL+ TV), is Europe’s leading pay TV company and holds a broadcast license in France. It produces a unique premium channel format, offering recently released films and exclusive prime sports events, which is broadcast in 11 countries. The remainder of CANAL+ TV is held by the public. See “Regulation — TV & Film” below. This year, CANAL+ Group entered into a merger agreement with United Pan-Europe Communications NV (UPC) in Poland to provide for the merger of their satellite TV platforms, Cyfra+ and Wizja TV, as well as the premium channel CANAL+ Group Polska. The new platform, which is to be launched during the first quarter of 2002, is owned 75% by CANAL+ Group and Polcom Invest, and 25% by UPC.

      Theme Channels. CANAL+ Group also produces more than 40 theme channels broadcast via cable and satellite around the world. CANAL+ Group operates some of these channels and holds interests in others. For example, CANAL+ Group owns a 27.4% direct interest in multiThématiques, which leads Europe in the production of theme channels with 40 channels aimed at niche viewers in 16 countries, totaling over 20 million subscriptions. CANAL+ Group owns an additional, indirect 9.1% in multiThématiques and we have agreed to acquire, in connection with our acquisition of USA’s entertainment assets, Liberty’s 27.4% interest in multiThématiques.

      In theme channels, the editorial staff of CANAL+ Group in France and iTélévision were merged to create a news division with approximately 100 journalists. “The Studio”, the new all-film Universal Studios Networks channel, was launched in the UK in 2001. It was already operating in Germany, Italy and Spain. In parallel, the programming grids and presentation of some theme channels were reviewed and modernized.

      Digital TV. CANAL+ Group is also the European leader in digital TV. In 2001, subscriptions to its various digital services grew by 18% to 6.3 million. CANAL+ Group has developed a very effective technological base in both interactive and access control software. CANAL+ Technologies, a wholly owned subsidiary of CANAL+ Group, is one of the world’s leading technology suppliers for digital TV, with almost 13 million digital terminals equipped with its technology. In 2001, CANAL+ Group announced the sale of its 50% stake in the Scandinavian Canal Digital AS distribution platform to Telenor, the sole remaining shareholder. See “Recent Developments” section above.

      Technology. In the technology segment, CANAL+ Technologies launched the most innovative interactive TV platform in the US, MediaGuard/ MediaHighway. Cable operator WINfirst can now offer its Californian subscribers a video-on-demand service, along with mosaics of video programs organized by theme: news, sports and children’s channels, for example. EchoStar, the second-largest satellite TV operator in the US, is to equip its terminals, on a non-exclusive basis, with MediaHighway, the digital interactivity middleware developed by CANAL+ Technologies. This will allow EchoStar to deploy new interactive services.

      CANAL+ Group also controls the distribution — by digital terrestrial TV (DTT), satellite or cable — and the marketing of channels produced both by CANAL+ Group as well as other producers. From its eight distribution platforms in Europe, CANAL+ Group has built unparalleled expertise in direct customer relations and in the organization and management of distribution networks.

      Film Production. StudioCanal (a wholly owned subsidiary of CANAL+ Group) is a European leader in the production, co-production, acquisition and distribution of US and European films. In film distribution, StudioCanal operates through subsidiaries and agreements in France, Germany, Belgium, Switzerland, Italy, the UK and the Netherlands. StudioCanal produced or co-produced 10 films that sold over 1 million tickets in France in 2001. These included Brotherhood of the Wolf (Eskwad), Bridget Jones’s Diary (Working Title), Belphégor (Films Alain Sarde), Tom Thumb (StudioCanal) and The Others (StudioCanal). StudioCanal won six awards at the 2001 Cannes Film Festival, including the Palme d’Or for The Son’s Room and best director for Mulholland Drive.

      StudioCanal entered into an investment agreement with Digital Factory, the company formed by director Luc Besson, with a view to building the biggest and most modern digital mixing studios in Europe. StudioCanal also entered into a three-year agreement with CANAL+ Group, granting CANAL+ Group an option to purchase any of the next 10 productions of Europa Corp. (including Taxi 3, Michel Vaillant and Fanfan la Tulipe).

      StudioCanal has an extensive library of over 5,000 well-known films including Terminator 2, Basic Instinct, The Graduate, The Producers, The Third Man, Breathless, Chicken Run, Billy Elliot and La Grande Illusion. StudioCanal also operates in film and TV program production through its subsidiary, Expand, and in VHS- and DVD-format video distribution, music publishing and merchandising of licensed products.

      TV Production. StudioCanal acquired 100% of the French market leader in TV production, Expand, on March 11, 2002. Successes during the year included Popstar (ALP/ Expand), a TV show to find new artists that attracted record audience levels on the French TV station M6. In addition, the single made by L5, the group formed by the show, sold over 2 million units in France on the Universal Music label. In TV channel production, CANAL+ Group remodeled its unencrypted programming, with the successful launch of new shows such as Burger Quiz, +Clair and En Aparté. There was strong growth in audience levels for the channel’s most popular shows such as Les Guignols and Le Vrai Journal de Karl Zéro.

      Sports Rights Activities. As of March 6, 2002, a consortium, comprised of CANAL+ Group, RTL Group and Mr. Jean-Claude Darmon, owns 97.8% of the share capital of Sportfive, S.A., an entity that combines the sports rights activities of Groupe Jean-Claude Darmon, Sport+ (a subsidiary of CANAL+ Group), and UFA Sports (a subsidiary of RTL Group). Sportfive is a leading European venture with a broad range of international TV and marketing of sports rights, primarily for soccer clubs, confederations and leagues all around the world. Sportfive has more than 320 soccer clubs under contract, more than 40 national federations and leagues, as well as the international basketball, handball and rugby federations. The combined rights portfolio and know-how, as well as the excellent fit of the teams, give the company an ideal position in a steadily growing segment.

      Interactive Services. CanalSatellite, in conjunction with Vizzavi, launched SMS TV in France. This service enables customers to send short text messages from their TV sets to a mobile phone. CanalNumedia, in partnership with StudioCanal and Monaco Telecom, developed Kiosque Ciné, an experimental VOD service via broadband internet.

      Consolidation Efforts. In addition to the transactions discussed above, CANAL+ Group undertook the following significant steps in 2001 to consolidate its business:

•	the sale of its 50% interest in Game One to Infogrames;

•	the sale of its interest in TV Sport and Eurosport International to TF1;

•	the sale of its 18.33% interest in AOL France;

•	the sale of its 44.25% interest in Sedat, Tunisia;

•	the sale of 3.19% and 1.74% of CANAL+ Technologies’ capital stock to Sogecable and Sun Microsystems, respectively;

•	the dilution of its ownership of Tele+’s capital stock to 97.45%;

•	the acquisition of Extante’s 37% interest in NC Numéricâble, thereby making it a wholly owned subsidiary;

•	the delisting of StudioCanal from the stock market; and

•	the dilution of its interest in Servette de Genève to 44%.

      Seasonality. Pay TV is a subscription business. As a result, CANAL+ Group has steady monthly income and predictable revenues. As a cyclical business, over 50% of new subscriptions for CANAL+ Group pay TV are gained during the first four months of the year.

      Raw Materials. CANAL+ Group does not rely on the provision of any raw materials to conduct its businesses.

Telecoms

      Through Cegetel Group, a company in which we hold a 44% interest, we are the leading private operator of fixed and mobile telephony in France. We also provide internet access and data services transmission in France. Through our wholly owned subsidiary, Vivendi Telecom International (VTI), we develop telecommunications activities outside France.

      Cegetel Group. Cegetel Group was formed in 1997. In addition to Vivendi Universal’s 44% interest, BT, Vodafone and SBC own interests of 26%, 15% and 15%, respectively, of Cegetel Group’s stock. As of December 31, 2001, Cegetel Group had approximately 15.5 million customers (representing a 20% market share) and employed 8,400 people. Cegetel Group is the only private operator in France covering all telecommunications activities: mobile telephony through Société Française de Radiotéléphone (SFR); and fixed-line telephony and internet through Cegetel. Its customers include residential, small office/home office (SOHO) and corporate users. Cegetel Group’s customer spread and full-service capacity form the core of its business plan.

      Cegetel Group’s strategy is to invest in its own telecommunications networks in order to provide customers with a wide range of high quality services. Its mobile and fixed-line businesses are based on a joint transmission platform through the network of its subsidiary Telecom Développement (TD). Cegetel Group expects that having its own networks will give it an advantage over its competitors for the arrival of broadband. Through SFR, TD and Cegetel, Cegetel Group holds national licenses that enable it to offer all telecommunications services: transportation, voice and data, fixed and mobile.

      Mobile Telephony. By the end of 2001, SFR strengthened its position as the leading private mobile telephone operator in France with 12.6 million customers — up from 10.2 million — and a 34% market share. SFR covers 98% of the population in France, and has roaming agreements with 133 countries. SFR was awarded a third-generation Universal Mobile Telecommunications System (UMTS) license and renegotiated the original terms with the French government, thereby securing a significant price reduction from (€4.9 billion to €0.6 billion), coupled with a license fee of 1% of the revenues from UMTS traffic. In addition, in preparation for the third generation of mobile telephony, SFR has been participating in technical and commercial testing in Monaco since 2001. The tests have been carried out by our subsidiary Monaco Telecom. Monaco Telecom is one of the pioneering operators in Europe for the development of multimedia services on mobile, fixed and satellite networks.

      While awaiting implementation of the UMTS license, SFR launched France’s first General Packet Radio Services (GPRS) offering in 2001. The offering enables professional users to connect to the internet from their portable computers and PDAs.

      The diversification in the use of mobile phones toward text and multimedia is now a reality, with over 1 billion short text messages sent and received by SFR customers in 2001, twice as many as in 2000. SFR systematically included short messaging service (SMS) as a first step toward mobile multimedia, in all its price plans, and enhanced its “Texto Flash” service.

      During the last quarter of 2001, SFR and Universal Music France pooled their know-how to launch Universal Music Mobile, the first music and mobile telephony for the provision of exclusive music services, using Universal Music content, on mobile phones to young customers.

      Finally, SFR brought all of its points of sale under one banner, Espace SFR. Their responsibilities were broadened in terms of after-sales service and customer assistance to facilitate the use of new services by SFR customers.

      Fixed Telephony. In the fixed-line telephony segment, Cegetel Entreprises and Cegetel 7 merged on March 30, 2001 to form an entity named Cegetel to provide all fixed-line telecommunications business. With this new entity taking the name Cegetel, the parent company changed its name to Cegetel Group. Cegetel is France’s leading private operator of fixed-line telecommunications, and carried over 5 billion minutes of traffic in 2001. Almost one home in 10 and one business user in five is a Cegetel customer. The number of residential and SOHO customers rose from 2.4 million to 2.9 million in 2001. Of these, more than 1.3 million preselected Cegetel as their operator, in comparison with 600,000 at the end of 2000. Cegetel also has 14,000 business customers, including 60% of the Euronext Paris index of 40 companies (CAC 40).

      A major event for 2001 was Cegetel’s launch of broadband internet access for business users throughout France. In addition, Cegetel was the first competition for the local communications services monopoly. Cegetel also strengthened its corporate telephone services with customer relations toll-free numbers and an internet site for home office users and small and medium-sized businesses. On April 4, 2001, Cegetel sold its 36.67% interest in AOL Compuserve France.

      Like SFR, Cegetel benefited from the activities of Monaco Telecom which, in conjunction with CANAL+ Group, launched a commercial pilot of VOD service over its ADSL network. TD, a Cegetel subsidiary, is the most extensive private telecommunications infrastructure network in France, with 20,000 kilometers of optical fiber and 220 points of presence. In 2001, TD strengthened its position as the country’s premier alternative long-distance network, carrying 2 billion minutes of traffic a month. That traffic represents one call in seven (fixed, mobile, national or international) and one internet connection in four in France.

      Cegetel operates the intranet for French healthcare professionals, the Réseau Santé Social (RSS) under a public service contract. In 2001, RSS further expanded to become the biggest medical network, with 38,000 subscribers and 264 healthcare entities connected worldwide and 360 million electronic medical claim forms carried. In addition, Cegetel entered into an agreement to develop a secure e-mail service over the internet that would offer interoperability between the networks for all electronic communications between healthcare professionals.

      VTI. VTI expanded its fixed and mobile telephone operations outside of France over the last three years. VTI has expanded either by acquiring equity stakes in operators or obtaining licenses. The company was established in Monaco in 1999, Kenya in 2000 and Morocco in 2001. In addition, the consortium formed by VTI and others in 2000 obtained a UMTS license in Spain.

      VTI has significant operations in the following countries:

Monaco — In 1999, VTI acquired a 51% stake in Monaco Telecom and increased its ownership to 55% in 2001. Monaco Telecom has a wealthy and demanding internal market, access to telecommunications satellites belonging to international organizations, and capabilities in submarine cable networks. In 2001, Monaco Telecom successfully launched a range of broadband multimedia services employing ADSL access technologies. It also installed a pilot UMTS network to test the equipment, customer terminals and first third-generation services.

Spain — VTI is one of the main shareholders in the Xfera consortium that, in March 2000, obtained one of the four Spanish UMTS licenses. This license, with a maximum term of 30 years, requires that all Spanish cities with a population of over 250,000 be covered.

Hungary — Vivendi Telecom Hungary is the country’s second-largest fixed-line telecoms operator. The company has three divisions: V.fon for residential and small business customers; V.com for medium-sized and large companies; and V.net for internet access provision. To keep its place in the market, Vivendi Telecom Hungary is implementing an ambitious investment program that will enable it to gradually offer its services throughout the country, as well as to be ready for the market’s deregulation in 2002.

With 450,000 customers, V-fon has a 12% share of the Hungarian fixed-line telephony market through a monopoly position in nine regions. The end of the regional monopoly in 2002 will increase its potential market from 1.4 million to 10 million people. V.com has been developing a range of business user services since 1999 that are now used by 12,000 companies, including local area networks, virtual private networks, Frame.Relay, IP and ATM.

Kenya — In January 2000, VTI was awarded Kenya’s second GSM license and commercial services began less than seven months later. At the end of 2001, KenCell had more than 250,000 customers, compared with 56,000 for 2000. Its market share was nearly 50%, far exceeding the original forecasts. VTI increased its interest in KenCell from 40% to 60%.

Morocco — In its partial privatization of Maroc Telecom, the Moroccan government chose VTI as its strategic partner. In April 2001, VTI acquired its equity stake in Maroc Telecom for approximately €2.4 billion.

      Seasonality. Our Telecoms business is not subject to any material seasonal variations in operating its business.

      Raw Materials. Telephone services do not require any raw materials. However, they depend on a regular supply of electrical power. Mobile telephone networks in certain developing countries are equipped with fuel tanks as the national power distribution network is not reliable.

Internet

      Vivendi Universal Net. Our internet business is run by Vivendi Universal Net, a wholly owned subsidiary of Vivendi Universal, and its subsidiary Vivendi Universal Net USA Group, Inc. (VUNet USA). It includes our strategic internet initiatives and new online ventures. By utilizing advanced digital distribution technology, we develop e-commerce, e-services and thematic portals that distribute the rich content of Vivendi Universal’s businesses on the internet through a variety of devices, including mobile phones, computers, PDAs and interactive TV.

      Vivendi Universal Net focuses on four major objectives:

•	establishing Vizzavi as the leading European telephone mobile portal and content and service provider on mobile phones;

•	developing thematic portals leveraging content, technology, brand equity, and subscriber bases of the Vivendi Universal businesses;

•	developing cross-units projects for the Vivendi Universal businesses in the digital field such as digital media management (DMM) or customer relationship management (CRM); and

•	investing in and developing promising new ventures which relate to and enhance the value of our internet businesses.

Vivendi Universal Net manages Vivendi Universal’s internet-related technological, investment and business development activities, including defining group internet strategy and serving as the bridge between our content and new digital technologies.

      VUNet USA. VUNet USA was formed by Vivendi Universal Net in late 2001 in order to consolidate and strengthen the US internet businesses of Vivendi Universal in music (EMusic, GetMusic, RollingStone.com and MP3.com), games (Flipside), technology and education (Education.com). Through its aggregate portfolio of brands and companies, VUNet USA reaches over 45 million unique monthly visitors that consume entertainment and education online.

      In late 2001, VUNet USA announced the acquisition of Premium Wireless Services, Inc. (PWS), a mobile multimedia publisher that provides private-label, wireless content distribution solutions for network operators, mobile device manufacturers, and entertainment/media companies worldwide. PWS services multiple electronic points of sale, including web and Wireless Application Portal (WAP) sites; SMS-based systems; and voice-interactive systems that enable the searching, browsing, previewing and ordering of mobile multimedia content. As the parent company of YourMobile, PWS has delivered more than 90 million ringtones to more than 12 million users in 85 countries since its inception. YourMobile/ PWS’ content library is licensed for international wireless data distribution from major music publishers, more than 1,400 independent music publishers, rights societies, and content studios.

      Horizontal Portals. We have two well-known horizontal portals, which provide internet access to diversified content-based portals (see “— Thematic Portals” below).

Vizzavi. Vizzavi, our 50/50 joint venture with Vodafone, is a multi-access portal designed to provide services and content to Vodafone and Vivendi Universal mobile customers throughout Europe. Vizzavi combines Vivendi Universal’s content and reach in pay TV access with Vodafone’s reach in mobile telephone access. Vizzavi is the default home page for Vivendi Universal and Vodafone’s subscriber base, aggregated at more than 90 million. Vizzavi’s existing services include e-mail, address book, calendar, SMS alerts, as well as theme channels covering news, sports, music, weather, games and general information. Vizzavi expects to enhance its mobile services by providing customers with access to selected services on multiple platforms, including personal computers and interactive TV. The mobile and PC portal has been launched in the UK, France, the Netherlands, Germany, Spain, Italy, Portugal and Greece. In addition, Vizzavi has recently reached a significant agreement with Vodafone allowing it to access airtime revenues on a shared-basis with local Vodafone operators, in addition to the 80% revenue share on all revenues generated by premium content services.

i-france. i-france, a wholly owned subsidiary of Vivendi Universal Net, complements Vizzavi. It creates portals targeting advanced internet users, offering services (including multi-platform e-mail, website creation and hosting, and shared virtual office tools) and themed content. It has portals in France, Switzerland, Belgium, Canada and Spain.

      Thematic Portals. We create leading internet portals based on thematic categories by leveraging our content-related assets, brands and know-how. Each branded category of web-based content and services has been developed as a stand-alone business unit with the flexibility to pursue growth through joint ventures, mergers or public listings. The pan-European scope of these thematic portals is enhanced by Vizzavi, which features these portals on a preferred, but not exclusive, basis.

Flipside Europe. Flipside Europe is an interactive entertainment network of gaming sites which operates in France, the UK and Germany. Flipside.com is a multi-platform online gaming site providing both single and multi-player PC content, with an expectation to feature wireless games in the near future.

MP3 Europe: MP3 Europe was launched in December 2001 as a distribution platform of digital music on the internet. MP3 Europe aims at leveraging the wide brand-recognition of MP3.com in Europe. MP3 Europe is currently operating in the UK, France, Germany and Spain, with additional website launches planned for 2002.

Scoot. Scoot Europe is a multi-platform “infomediary” offering location-specific directory services and enabling transactions between Vivendi Universal’s wholly owned businesses and Vivendi Universal customers. Vivendi Universal now owns 100% of Scoot Europe, which operates in the Netherlands, Belgium and France. Vivendi Universal also has a minority equity stake in Scoot.com plc. The 50/50 joint venture with Scoot.com plc was terminated in July 2001.

CanalNumedia. CanalNumedia develops and leverages synergies among various CANAL+ Group websites in Europe. It is responsible for producing entertainment sites in Europe and sports and cinema content for dedicated portals. CanalNumedia has created or acquired, and manages about 20 sites to date. A strong brand policy is being developed around the leading CANAL+ Group themes — sports (zidane.fr, fcna.fr), film (allociné.fr) and news (iTV.fr).

Education.com. VUNet’s online education division, Education.com, is a global online consumer destination dedicated to assisting parents, students, and teachers in the learning process. Education.com combines standards-based content; administrative, assessment and communications tools; and anywhere/anytime access to connect a community focused on improving skills, strengthening relationships and keeping learning fun.

      MP3 Technologies. MP3 Technologies is VUNet USA’s technology arm, designed to facilitate the storage, management, promotion and delivery of digital content. It leverages powerful and scalable technology to provide infrastructure solutions to Vivendi Universal’s businesses as well as to third-party customers.

      Internet Support Services.

e-Brands. e-Brands is a wholly owned subsidiary which offers a variety of services to its customers in Europe that commercialize their brand names over the internet and mobile telephony. These include connectivity solutions (internet access, SMS, WAP), third-party billing services (flat or metered), customer relationship management solutions and database analysis. In addition, e-Brand offers turnkey solutions. e-Brands currently focuses on seven market segments: finance, media, service, distribution, industry, communities and dot-coms.

Ad 2-One. Ad 2-One leverages its customers website traffic and user databases through customized, multi-platform, online marketing tools ranging from enhanced banners to sponsored direct-marketing solutions. Following the depletion of the online advertising market throughout Europe, the company has recently focused operations on the French market.

      Venture Capital Activities.

Viventure. We have invested in two Viventure funds. The first, Viventure 1, is a venture capital fund that provides financing in the US, Europe and Asia and strategic and financial guidance to promising information technology and telecommunications start-up companies. The second, Viventure 2, has over 30 corporate and financial investors around the world including SG Asset Management, British Telecom, Siemens Venture Capital, Cisco Systems, IBM, GE Capital, Goldman Sachs, Singapore Power Telecom, China Development Industrial Bank and Marubeni.

SBPC. We have invested in SoftBank Capital Partners (SBCP), a $1.5 billion late-stage venture capital fund promoted and managed by Softbank (49.6%). SBCP’s investments are mainly concentrated in the business-to-consumer sector. Vivendi Universal is the fund’s largest minority shareholder with an investment commitment of $240 million. As of December 31, 2001, $228 million have been called by SBCP.

@viso. @viso ceased its activities in 2001. All its investments were rolled up to their US parent entities, disposed of or shut down except for its retention of its 35% equity stake in People PC Europe, which it may convert into shares of People PC Inc.

      VUNet USA Music Group. VUNet USA’s online music properties include wide-reaching brands and companies such as MP3.com, EMusic.com, RollingStone.com and GetMusic.com.

MP3.com, Inc. MP3 is home to one of the largest collections of digital music on the internet. MP3 features streaming and downloadable music from more than 185,000 artists and over 1.2 million songs and audio files. In addition, the company provides a wide range of products and services, including on-demand music subscription services; comprehensive genre/artist charts; premium artist services to showcase and promote artists; and customized B2B services, such as audio hosting and business music services.

GetMusic LLC. GetMusic has created a wide spectrum of online and offline music and lifestyle programming. As one of the internet’s highest-trafficked music content destinations, GetMusic intertwines artist programming with interactive features and community activities.

EMusic.com, Inc. Emusic offers a music discovery service that allows fans to download as much music as they desire for as little as $9.99 a month. Through direct relationships with well-known artists and exclusive licensing agreements with over 700 independent record labels, EMusic offers an expanding collection of over 200,000 MP3s for download.

RollingStone.com. RollingStone is the internet’s leading authority on music news and popular culture. The site leverages Rolling Stone magazine’s archives; including more than 7,000 artist profiles, an extensive collection of exclusive photos and interviews, 30+ years of magazine covers, and over 1,000 on-demand videos.

      VUNet USA Games Group. VUNet USA Games Group, headed by Flipside, Inc., is comprised of the Flipside Network and the Traffic MarketPlace (TMP) Network.

The Flipside Network. The Flipside Network consists of four online sites that target unique users and advertisers: Uproar.com, featuring popular, branded games like Name That Tune, Match Game, To Tell The Truth and Family Feud; Flipside.com, featuring casual games users play for prizes; iwin.com, specializing in sweepstakes and lotto games; and VirtualVegas.com, the largest free online casino. With over 20 million unique visitors a month, Flipside, Inc. reaches nearly one out of five people on the internet, and serves over one-half billion advertising impressions per month.

The TMP Network. The TMP Network is a large aggregator of pop-under advertising traffic on the internet and works with premium publishers to deliver advertiser results and user experiences.

      Seasonality. The internet business does not have any material seasonality concerns.

      Raw Materials. No raw materials are required for the operations of the internet business.

Environmental Services

      We own 63% of the share capital of Vivendi Environnement, a société anonyme à directoire et conseil de surveillance, incorporated in 1995 pursuant to the French commercial code. Vivendi Environnement is divided into four major divisions, each with its own brand identity and area of specialty. Vivendi Water, which is comprised primarily of Générale des Eaux (GdE), Vivendi Water Systems, and US Filter, specializes in water and wastewater treatment and systems operation; Onyx specializes in waste management; Dalkia specializes in energy services (excluding the sale, production and trading of electricity); and Connex specializes in transportation services. Vivendi Environnement also owns 49% of the holding company that controls Fomento de Construcciones y Contratas (FCC) and thus jointly manages Spain’s leading environmental services company.

      In July 2001, Vivendi Environnement joined the CAC 40, which is comprised of the 40 companies with the largest market capitalizations listed on the Paris Stock Exchange. On October 5, 2001, Vivendi Environnement was listed on the NYSE (ticker symbol: “VE”). On December 17, 2001, Vivendi Universal disposed of 9.3% of Vivendi Environnement capital stock. Simultaneously, Vivendi Environnement issued warrants to its shareholders, on a basis of one warrant per outstanding share. Each holder of seven warrants is entitled to purchase one share of Vivendi Environnement at €55 from December 17, 2001 to March 17, 2006.

      Vivendi Environnement’s strategy is to use its broad range of services and extensive experience to capitalize on increased demand for reliable, integrated and global environmental management services. It leads an emerging trend toward the creation of comprehensive packages of large-scale, customized, integrated environmental management services to governmental and commercial clients.

      Vivendi Environnement is the world’s leading provider of environmental management services in terms of revenue. Vivendi Environnement has the expertise to offer its clients a comprehensive array of environmental services in an integrated service package; for example: to supply water to, and recycle the water used in, a customer’s facility; collect, sort and treat waste generated in the facility; heat and cool it; optimize the industrial processes used in it; and maintain it.

      Vivendi Environnement is organized into four divisions: water, waste management, energy and transportation.

      Water. Through its wholly owned subsidiary Vivendi Water, Vivendi Environnement is the world’s leading provider of outsourced and privatized water and waste water treatment services and systems. Vivendi Water’s three main subsidiaries are: CdE, which is the leading water and waste water services company in Europe and has operations worldwide; US Filter, North America’s leading water services and equipment company; and Vivendi Water Systems, a leading designer and provider of water systems. In October 2001, Vivendi Water sold Johnson’s Screens, a subsidiary of US Filter and used the proceeds of the sale to reduce the indebtedness of Vivendi Environnement.

      Vivendi Water provides the following services and products: municipal and industrial outsourcing; water treatment systems and equipment; and bottled water and household filtration products. Vivendi Water has three types of customers: municipalities, industrial firms and consumers. Vivendi Water provides its services and products in France and abroad, including Australia and China; contract terms in France are approximately 12 years, and elsewhere, approximately 20 years.

      Waste Management. Through Onyx and its holding in FCC, Vivendi Environnement is a global leader in waste management — the largest in Europe and the third largest in the world. Vivendi Environnement provides waste management services to 74 million people on five continents. Vivendi Environnement’s core waste management operations fall into two main categories: waste collection and related services; and waste disposal and treatment. Waste collection involves the collection and transfer of waste; recycling; commercial and industrial cleaning; and street cleaning. The services of waste disposal and treatment entail the treatment of non-hazardous solid waste as well as hazardous waste. This category also involves landfill disposal, waste-to-energy and incineration plants, and composting.

      In 2001, Onyx entered into a 50/50 joint venture with the chemical group Rhodia for the treatment of toxic industrial waste in South Korea. In addition, in May 2001, Vivendi Environnement established a holding company with the Danish foundation Marius Pedersen (Marius Pedersen/Onyx Holding held 65% by Onyx), specializing in waste treatment, and operating in Denmark, Sweden, Czech Republic and Slovakia. Onyx entered into several major contracts including a 5-year contract for the collection of domestic waste in Tanglin Bukit-Merah, Singapore; a 30-year contract for the development and operation of the Sheffield, UK integrated waste management system; a contract for the collection (7 years) and treatment (14 years) of waste in London’s Bromley area; and, through its affiliate Onyx Ta-Ho Environmental Services, three 20-year contracts in Taiwan for treatment and waste-to-energy services.

      Energy Services. Through Dalkia, Vivendi Environnement is a leading European energy management services provider offering a wide range of energy services, including industrial utilities and facilities management services, in 29 countries. Vivendi Environnement provides energy services to both public and private customers, in France and abroad, with long-term contracts. These energy services are provided primarily through three Dalkia subsidiaries: Dalkia France; Dalkia International (for foreign customers); and Edenkia (a joint effort with Electricité de France, combining customized energy and technical services with economical power generation). Dalkia’s integrated package of services include energy management, industrial utilities services, and facilities management. In 2001, Dalkia acquired Siram, the second largest Italian heating management company.

      Transportation. Through Connex, Vivendi Environnement is a leading European private operator of local and regional passenger transportation services. Connex and its subsidiaries provide integrated transportation solutions involving bus, train, maritime, tram and other networks. In addition, Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. During 2001, Connex won two privatization contracts in the Netherlands and three privatization contracts in Poland. Connex also acquired 50% of Combus assets, a Danish regional bus operator. In the US, the acquisition of Yellow Transportation has enabled Connex to win its first urban transport contracts.

      FCC. FCC, a public company listed on the Madrid Stock Exchange, is one of Spain’s largest companies. In October 1998, Vivendi Universal acquired a 49% interest in the holding company that owns

57% of FCC from Ms. Esther Koplowitz (who is a member of our Board of Directors). Under the terms of an option agreement dated October 6, 1998 between Vivendi Universal and Ms. Koplowitz, Ms. Koplowitz has an option, exercisable between April 18, 2000 and October 6, 2008, to sell Vivendi Universal her 51% interest in the holding company. FCC’s main activities are construction, waste and water services, and cement production. As part of its international expansion, Vivendi Environnement consolidated most of its water and waste treatment businesses with FCC’s operations in Latin America and the Caribbean in Proactiva.

      Seasonality. Because of the nature of our operations and our worldwide presence, our business is typically not subject to material seasonal variations.

      Raw Materials. We purchase raw materials on a worldwide basis from numerous suppliers. We undertake to secure strategic materials through medium-term and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future. Our operations historically have not been, and are not expected to be in the future, materially affected by changes in the price or availability of fuel or other raw materials, as our contracts typically contain provisions designed to compensate us for increases in the cost of providing our services.

Other Businesses

      Paris St.-Germain Club. Since 1991, CANAL+ Group has managed the Paris Saint-Germain (PSG) club, a leading French soccer club with over 30,000 season ticket holders. In 2001, CANAL+ Group increased its interest in PSG to 90.88%. In addition, in 2001, CANAL+ Group reduced its ownership in Geneva’s Servette soccer team to 44%. CANAL+ Group believes that direct involvement in club management enables it quickly to identify and exploit emerging trends in sports rights management.

      Retail Stores and Development of Entertainment Software. USG is involved in other businesses, including the operation of retail gift stores and the development of entertainment software. It owns Spencer Gifts, Inc. which operates through three groups of stores: Spencer, DAPY and Glow gift shops. Spencer, DAPY and Glow sell novelties, electronics, accessories, books and trend-driven products. The Spencer, DAPY and Glow stores compete with numerous retail firms of various sizes throughout the US, Canada and the UK, including department and specialty niche-oriented gift stores.

      USG also owns approximately 27% of SEGA GameWorks LLC, which designs, develops and operates location-based entertainment centers. SEGA GameWorks currently owns and operates twelve such centers throughout the US. Universal Studios New Media, Inc. develops entertainment software, including the Crash Bandicoot and Spyro game series, is responsible for the development and maintenance of USG’s websites and manages our minority interest in Interplay Entertainment Corp., an entertainment software developer.

      Real Estate Investment/Development. We have decided to withdraw from the real estate business by restructuring our wholly owned real estate subsidiary into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity. Vivendi Valorisation holds our remaining investment property assets, which include land and land development rights, commercial property (owned and leased) and loans extended to finance commercial property sales. The majority of these assets are associated with our past involvement in complex, long-term residential and commercial property development projects which cannot easily be sold. We intend to divest these assets as and when opportunities arise. Nexity will manage the assets of Vivendi Valorisation pending their sale, pursuant to a services agreement.

Organizational Structure

      The following table shows the subsidiaries through which we conducted the majority of our operations as of December 31, 2001:

	Country of	Accounting	Ownership	Controlling
	Incorporation	Method	Interest	Interest

VIVENDI UNIVERSAL
Media & Communications
Music
Centenary Holding N.V	Holland	Consolidated	92%	92%
Universal Music (UK) Holdings Ltd.	UK	Consolidated	100%	100%
Universal Holding GmbH	Germany	Consolidated	100%	100%
Universal Music K.K.	Japan	Consolidated	100%	100%
Universal Music S.A. France	France	Consolidated	100%	100%
Universal Studios, Inc.	USA	Consolidated	92%	92%
Polygram Holding, Inc.	USA	Consolidated	100%	100%
Interscope Records	USA	Consolidated	100%	100%
Def Jam Records, Inc.	USA	Consolidated	100%	100%
Publishing
Vivendi Universal Publishing S.A.	France	Consolidated	100%	100%
Houghton Mifflin Company	USA	Consolidated	100%	100%
Vivendi Universal Games, Inc.	USA	Consolidated	100%	100%
Groupe Express-Expansion S.A.	France	Consolidated	100%	100%
Groupe Moniteur S.A.	France	Consolidated	100%	100%
Editions Robert Laffont S.A.	France	Consolidated	100%	100%
Promotec 5000 S.R.L.	Spain	Consolidated	100%	100%
Larousse-Bordas S.A.	France	Consolidated	100%	100%
Groupe Tests S.A.	France	Consolidated	100%	100%
Comareg S.A.	France	Consolidated	100%	100%
TV & Film
Groupe Canal+ S.A.	France	Consolidated	100%	100%
Canal Plus S.A.(1)	France	Consolidated	49%	49%
CanalSatellite S.A.	France	Consolidated	66%	66%
StudioCanal S.A.	France	Consolidated	100%	100%
Universal Pictures International B.V.	Holland	Consolidated	92%	92%
Universal Studios, Inc.	USA	Consolidated	92%	92%
Universal City Studios, Inc.	USA	Consolidated	100%	100%
USANi LLC	USA	Equity	49%	0%
Telecoms
Cegetel Group S.A.(2)	France	Consolidated	44%	59%
Cegetel S.A.(3)	France	Consolidated	80%	90%
Société Française du Radiotéléphone (S.F.R.) S.A.	France	Consolidated	80%	80%
Vivendi Telecom International S.A.	France	Consolidated	100%	100%
Vivendi Telecom Hungary	Hungary	Consolidated	100%	100%
Kencell S.A.	Kenya	Consolidated	60%	60%
Monaco Telecom S.A.M.	Monaco	Consolidated	55%	55%
Maroc Telecom S.A.(2)	Morocco	Consolidated	35%	51%
Elektrim Telekomunikacja S.A.	Poland	Equity	49%	49%
Xfera Moviles S.A.	Spain	Equity	26%	26%

	Country of	Accounting	Ownership	Controlling
	Incorporation	Method	Interest	Interest

Internet
Vivendi Universal Net S.A.	France	Consolidated	100%	100%
i-France S.A.	France	Consolidated	100%	100%
Scoot Europe N.V.	Belgium	Consolidated	100%	100%
Ad-2-One S.A.	France	Consolidated	100%	100%
CanalNumedia S.A.	France	Consolidated	100%	100%
Vizzavi Europe Ltd.	UK	Equity	50%	50%
Scoot.com plc	UK	Equity	22%	22%
Vivendi Universal Net USA. Group, Inc.	USA	Consolidated	100%	100%
MP3.com, Inc.	USA	Consolidated	100%	100%
EMusic, Inc.	USA	Consolidated	100%	100%
Flipside, Inc./ Uproar, Inc.	USA	Consolidated	83%	83%
Environmental Services
Vivendi Environnement S.A.	France	Consolidated	63%	63%
Vivendi Water S.A.	France	Consolidated	100%	100%
CGEA Onyx S.A.	France	Consolidated	100%	100%
CGEA Connex S.A.	France	Consolidated	100%	100%
Dalkia S.C.A.	France	Consolidated	66%	66%
FCC S.A.(4)	Spain	Proportionately Consolidated	28%	49%

(1)	Consolidated because Vivendi Universal has a majority of the seats on the Board of Directors, bears the operational risk and rewards of Canal Plus and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(2)	Consolidated because, through a shareholders’ agreement, Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(3)	Formerly Cegetel 7 and Cegetel Entreprises which were merged on March 31, 2001 and renamed Cegetel, a company 80% owned by Cegetel Group and 20% by Télécom Développement, a company that is, in turn, owned 50% by Cegetel Group (which, combined, comprise Cegetel Group’s 90% holding of Cegetel. Télécom Développement is accounted for by the equity method.

(4)	Proportionately consolidated because Vivendi Environnement holds a 49% in B 1998 SL, the Spanish holding company that owns 56.5% of FCC. Vivendi Environnement’s interest in the holding company is subject to a shareholders’ agreement pursuant to which they have the right of equal representation on the major executive bodies of FCC.

Property, Plants and Equipment

      In connection with our Music, Publishing, TV & Film and specialty retail (specifically, Spencer Gifts) businesses, we own manufacturing facilities in the US, Germany and the UK and office buildings and warehouse facilities in various countries. To support the rest of its business operations around the world, Vivendi Universal leases the majority of the real estate it requires.

      USG owns, develops and manages the Universal City complex in Hollywood, California, spanning approximately 415 acres and comprised of: Universal Studios, a complex of production and studio facilities and supporting office space; the Universal Studios Hollywood Theme Park and CityWalk, an integrated retail and entertainment complex offering shopping, cinemas, dining and open-area food and beverage facilities; 10 Universal City Plaza, a 750,000 square foot office building occupied by Universal Studios and leased to outside tenants; the Sheraton-Universal Hotel, owned by Universal Studios and leased to Sheraton; and the Hilton Hotel, which Universal Studios leases to the entity owning and operating the hotel. In addition,

Universal Studios owns the following theme park facilities: Universal Studios Florida and Islands of Adventure, in Orlando, Florida; Universal Studios Japan in Osaka, Japan; and Universal Mediterranea near Barcelona, Spain.

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

      Vivendi Environnement is currently in the process of renovating a building located at 36-38 avenue Kléber, 75116, Paris, France for use as its headquarters. Vivendi Environnement will lease the building for approximately €10.4 million per year. It expects to spend an additional €9 to 10 million renovating the building. The renovations are expected to be complete by May 2002. Vivendi Environnement will occupy approximately 15,000 square meters of the building, using it for offices for members of its management and senior managers of its principal subsidiaries.

      We have various commitments for the purchase of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

Competition

Music

      The profitability of a company’s recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. UMG competes for creative talent both for new artists and those artists who have already established themselves through another label with the following major record companies: EMI, Bertelsmann Music Group, Warner Music Group and Sony Music Entertainment. Universal Music also faces competition from independents such as Zomba, who are frequently distributed by other major record companies. The music industry also competes for consumer discretionary spending with other entertainment products such as video games and motion pictures. Following a pattern established in the US, European retailers have begun to consolidate, and in Europe increasing quantities of product is being sold through multinational retailers and buying groups and other discount chains. This has increased competition for shelf space among the recorded music companies. In addition, in 2001, we believe that music lost retail shelf space as a result of the growing success of DVD video. Finally, the recorded music business continues to be adversely affected by counterfeiting, piracy, home CD burning and parallel imports. UMG’s joint venture with Sony Music Entertainment, PressPlay, will respond to this threat by providing an on-demand music subscription service that offers customers a broad range of online music while respecting artists’ rights. UMG is also considering several encryption alternatives that would limit the ability to make unlimited copies from purchased CDs.

Publishing

      In literature, VUP’s competitors are Random House/ Bertelsmann, Harper Collins/ NewsCorp., and Penguin/ Pearson operate throughout the world, and VUP’s principal competitor in France is Lagardère.

      In the reference segment, Encarta/ Microsoft, Encyclopedia Britannica, Oxford University Press and Grolier/ Lagardère are competitors worldwide.

      VUP’s main competitors in the school sector are Pearson, McGraw and Reed-Harcourt in the US, Hachette/ Lagardère in France, and Santillana in Spain. In the university segment, Pearson, McGraw and Thomson operate worldwide.

      In the children’s interactive segment, VUP competes with TLC, Infogrames, Disney, Lego and Scholastic worldwide. Similarly, in games, worldwide competitors are Electronic Arts, Activision, THQ, Microsoft, Ubisoft, Infogrames, Capcom, Konami and Sega.

      In the consumer press segment, VUP’s main competitors in France are Artémis (Le Point), Perdriel (Nouvel Observateur, Challenge), Prisma–Bertelsmann (Capital) and Pearson (Enjeu les Echos).

TV & Film

      USG. Universal Studios (through its subsidiary, Universal Pictures) faces seven major competitors in this industry in the US, as well as several independents, that compete aggressively in all aspects of the production, acquisition and distribution of motion pictures. These major competitors are The Walt Disney Company, Warner Bros., DreamWorks SKG, Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios, Inc., Twentieth-Century Fox Film Corporation and Sony (through Columbia/ Tri-Star and Sony Pictures). The major US studios compete against each other and against independent motion picture companies for product, talent and box office revenue from distribution. Market share in the US and international markets varies widely from picture-to-picture, by distribution timing and geographic market, and year-to-year given the volatility in the commercial acceptance of motion pictures by consumers. Outside the US and Canada, USG’s theatrical distribution joint venture, UIP, competes with other distributors in the international theatrical distribution market. In the years 2000 and 2001, Universal Pictures ranked number two in US theatrical market share.

      USG competes aggressively against other major theme park operators including The Walt Disney Company, Anheuser Busch Companies, Paramount Parks, Six Flags Theme Parks, Inc. and Cedar Fair, LP, and is third both in the US and internationally (behind Disney and Six Flags) in annual attendance.

      CANAL+ Group. CANAL+ Group is a leader in the production of pay TV channels, both stand-alone branded channels and theme channels, within highly competitive national and international markets. The increase in the number of broadcasting channels, made possible by digital technology on cable, satellite and, more recently, the DTT network, has brought new entrants into the pay-TV segment. Competition remains a primarily national challenge, however, due to the specific characteristics of each country. The situation in theme channels is somewhat different, with international growth of labels launched by media companies and US studios. Examples include MTV and Fox Kids. Audiences are increasingly attracted by targeted channels with a clearly defined personality.

      The European multichannel sector is relatively new, and the potential for growth has attracted significant competitors to the French market where CANAL+ Group operates through CANAL+ TV, CanalSatellite and NC Numéricâble. Competitors include Télévision par Satellite and some cable operators. Competitors of Sogecable in Spain are the Telefonica subsidiary, Via Digital, the DTT operator Quiero and several cable operators.

      StudioCanal is a major European player in film and TV program production and distribution. Its principal competitors are other US and French producers.

Telecoms

      The telecommunications industry in France is currently very competitive. In mobile telephony, Cegetel Group’s SFR competes with Orange France (controlled by France Telecom) and Bouygues Télécom. In fixed-line telephony, apart from the incumbent, state-controlled operator France Telecom, the main competitors are Tele2 and 9 Telecom, for the general public; and Siris, Colt, LDCom and Completel, for corporate customers.

      Internationally, competition in telephone services began several years ago as a result of the widespread movement to deregulate markets and privatize public operators that previously held a monopoly. VTI’s competitors are: Matav (Hungary); the former Serbian public operator in Kosovo; and TPSA and its mobile subsidiary (Poland).

Internet

      The market for web-based services is rapidly evolving, with Yahoo! and AOL having succeeded in establishing a strong European presence. With approximately 50 million unique visitors, Vivendi Universal is the second media and communications group worldwide in terms of audience on the internet (source:

MMXI), after AOL Time Warner, with a reach of almost 55% worldwide. Other competitors include Disney, Newscorp and Viacom, whose online activities are mostly focused on the US market, and France Telecom in France. Through Vizzavi and the experience brought by Cegetel Group and CANAL+ Group, Vivendi Universal Net is well placed to broaden its online activities into the growing opportunities around distribution of digital content on multiple platforms like mobile phones and interactive TV.

Environmental Services

      Vivendi Environnement is the leading provider of environmental management services in the world. With regard to integrated, large-scale environmental management services in particular, its competitors include Suez of France and RWE of Germany.

      As the world’s leading private provider of water services to municipalities and industrial firms, Vivendi Environnement competes primarily with Suez (through its water business Ondeo), RWE (through its UK subsidiaries, Thames Water and American Water Works), Anglian Water, Severn Trent and Saur. Vivendi Environnement’s waste management operations are carried out mainly in Europe, where it is the market leader. Vivendi Environnement’s main European competitor is Suez. Vivendi Environnement’s major competitors in the US include Waste Management, Allied Waste, Republic Services and Safety Kleen. Vivendi Environnement’s traditional competitor in district thermal management is Suez, through its subsidiary Elyo. Vivendi Environnement faces increasing competition from RWE, E.on, Texas Utilities and Power Gen, especially in eastern and central Europe. Vivendi Environnement’s competitors in cogeneration consist primarily of RWE, E.on, Texas Utilities, Endesa, National Power and Power Gen. Vivendi Environnement competes primarily with Honeywell and Johnson Control for facilities management business. Vivendi Environnement has a 20% share of the privately run passenger transportation market in France, 10% of the privately run rail market in the UK and 22% of the privately run passenger road transportation market in Scandinavia. Vivendi Environnement’s competitors include: Stagecoach in Europe; National Express, First Group, Arriva and Go Ahead in the UK; and Kéolis and Transdev in France.

      FCC is the leading private provider of waste management services in Spain, with an overall market share of more than 40%. Its primary competitor in this market is Cespa. After Aguas de Barcelona, FCC is the leading private operator in the water and waste water treatment market in Spain. Regarding the cement production, FCC is the only major presence in Spain, with approximately 17% of the market. Its main competitors are the Spanish branches of Cemex, Holderbank and Lafarge. Regarding the construction market, FCC is one of the five major entities in Spain.

Research & Development

      Research and development in technology plays a critical role in developing Vivendi Universal’s businesses. Our research, development and innovation (RDI) strategy targets two main objectives: better performance and lower prices of our products, and the multiple-access distribution of digitized content.

Music

      UMG is pursuing the following RDI projects:

•	wireless applications for the delivery of text-based information about artists to wireless enabled consumers;

•	broadband PC and interactive TV applications for the delivery of programmed and on-demand video music content to broadband consumers;

•	cross-platform, enhanced CD players that would allow consumers to access additional metadata and content stored on CDs along with a set of authoring tools that would assist UMG in creating both enhanced CDs and other new physical formats; and

•	a digital distribution architecture involving enhanced value chain management capabilities.

Publishing

      VUP is committed to digitizing content throughout all of its divisions in order to anticipate developments and innovation in other new technologies, products and services. These innovations include: downloading; print-on-demand; e-testing in knowledge (corporate and school); children’s portable devices; cross-platform “edutainment”; and OLMMP (persistent universe in games). Overall, VUP invested €17.5 million in RDI in 2001.

TV & Film

      DVD. Both Universal Studios and CANAL+ Group have ongoing research projects in the creation of complementary content and services specifically in DVD.

      Interfaces. CANAL+ Group focuses on the design and choice of WAP and multi-device interfaces (e.g., TV, internet, CD, DVD, etc.) that will allow both the content and the services of all our businesses to be accessed on a broad range of computers, mobile phones, PDAs, TVs and other terminals.

      Digital Production and Distribution. In 2001, CANAL+ Group spent €48 million on RDI, investing primarily in new digital technology and image treatment. Digital encoding and multimedia formatting and structuring of content, including: Croma and “content authoring and rendering audio format” (Caraf) projects, Audio Advanced Coding (AAC) digital encoding and DVD as a music medium; and image-compression technologies on DVD, audiovisual catalogue encoding and delivery; digital cinema; and digitization/indexation for distribution of existing and new content online.

      Digital distribution and rights management, including: Blue Matter project for distributing protected music over the internet; image watermarking technologies; CANAL+ Technologies’ encryption and decryption technology; Cegetel and CANAL+ Group smart-card protection technologies; active participation in the Secure Distribution of Music Initiative (SDMI) in collaboration with major record labels and multimedia device manufacturers; super-distribution project for tracking copyright payments when purchasers redistribute purchased content themselves, as well as setting up and testing of a rights payment clearing house.

Telecoms

      Cegetel Group. Continuing its RDI initiatives launched in 2000, Cegetel Group focused on four complementary areas:

•	involvement in national research networks through cooperation programs and a highly active presence in the bodies that make decisions and define strategy;

•	contribution to university research projects through the Cegetel Corporate Foundation and closer ties with the academic world;

•	active participation in the standardization of IP and third-generation mobile phones; and

•	reinforcement of new service prototyping, with around 20 innovative services.

Due to its structure and size, Cegetel Group has opted for a strategy of research networking. The fit between the academic and industrial worlds, public sector laboratories and operators helps optimize research endeavors and ensure that project results are pooled effectively. Cegetel Group is positioning itself firmly in the field of pre-competitive RDI by focusing on the problems of integrating standard components. It is also, however, positioning itself in the preparation of new technologies such as all-IP networks (including Ipv6), and third-generation mobile telephony (in collaboration with Monaco Telecom) through its existing platforms. Cegetel Group invested €48 million in RDI in 2000.

      VTI. VTI is not currently pursuing any RDI projects.

Internet

      Vivendi Universal Net is developing authentication and single log-in functions to bring ease of use to its website customers while securing private data and information.

Distribution

      In addition to the RDI initiatives by Vivendi Universal’s individual business units, some business units are making joint efforts in the field of research and development. Physical distribution and logistics RDI include: mobile networks (setting up high-bandwidth GPRS networks and preparing and deploying UMTS networks), cable, fiber optic, satellite and new media (e.g. mini CD-dataplay, e-books, memory cards, etc.); information systems, such as supply chain management, Enterprise Resources Planning (ERP) and workflow; and terminals, such as mobile telephones, set-top boxes, TVs, PDAs and computers. Commercial RDI projects, include: CRM; payment systems, such as e-wallet (Magex) and secure Cegetel and CANAL+ Group payment systems; relationship marketing and data mining; and activation and delivery of interfaces used to provide content to end-users; and WAP site, website and CANAL+ Group interfacing to provide access to programs and services to Vivendi Universal businesses’ customers.

Environmental Services

      RDI is a critical component of Vivendi Environnement’s ongoing effort to provide its customers with cost-effective and environmentally sound products and services. A Research and Development Directive coordinates the RDI projects and manages the commitment of the necessary resources through Vivendi Environnement’s global research centers: Anjou-Recherche (water), CREED (cleaning and energy), and EUROLUM (transportation). One of Vivendi Environnement’s primary focus areas concerns environmental health, seeking solutions for the battle against emerging hazards.

      Another RDI focus is the preservation of resources such as water, ground and air. Vivendi Environnement’s energy RDI concerns improvement of thermal plant performance, development of low-power combined heat and power systems, and development of renewable energy and advanced heat storage systems. In transportation, Vivendi Environnement’s RDI focuses on the promotion of mass transportation.

Regulation

Music

      The recorded music, music publishing, manufacturing and distribution businesses comprising UMG are subject to applicable national statutes, common law and regulations in each territory in which it operates; in the US, these agencies include, without limitation, the US Department of Justice, the Federal Trade Commission (FTC), the Environmental Protection Agency and the Occupational Health and Safety Administration, and in the various states they include the Attorney General and other labor, health and safety agencies. In addition, in the US, certain companies in UMG entered into a Consent Agreement in 2000 with the Federal Trade Commission wherein they agreed for seven years that they will not make the receipt of any co-operative advertising funds for their pre-recorded music product contingent on the price or price level at which such product is advertised or promoted.

      In the European Union, UMG is subject to additional pan-territorial regulatory controls, in particular relating to merger control and antitrust regulation. UMG is also subject to an undertaking given to the European Commission arising out of Vivendi’s purchase of Seagram, which, for a limited period, requires that UMG shall not discriminate in favor of Vizzavi (a joint venture between Vivendi Universal and Vodafone) in the supply of music for downloading and streaming online in the European Economic Area. An undertaking given in connection with Vivendi’s purchase of Seagram to the Canadian Department of Heritage also requires UMG to continue its investments in Canada’s domestic music industry. Continuing compliance with the consent decree and undertakings mentioned above do not have a material effect on the business of UMG.

Publishing

      VUP is not bound by any specific regulations.

TV & Film

      Motion Picture Production and Distribution. In the US, the motion picture production and distribution businesses are not regulated due to protections given to expressive works under the US Constitution. There are, however, many federal, state and local statutes and regulations that are integral to the business and under which the business operates including, without limitation, the copyright, trademark, antitrust, discrimination and environmental, health and safety laws and regulations. In addition, many federal and state agencies exercise some degree of oversight and, at times, may initiate investigations and enforcement proceedings with regard to industry practices. Universal Studios, through a variety of internal policies and compliance procedures, regulates itself in many of these areas. In the US, the motion picture distribution and exhibition industries are regulated by the consent decree in US v. Paramount Pictures, Inc.; this consent decree, affirmed in 1950, prohibits certain conduct by film distributors, including price fixing and product tying, and requires film distributors to license product on a film-by-film and theater-by-theater basis.

      In the European Union, Universal Studios is regulated by an undertaking concerning the sale of rights of pay TV which, for a limited period of time, will regulate certain subsidiaries of CANAL+ Group. Additionally, it is regulated in the film distribution area through an undertaking given by UIP, the joint venture through which Universal distributes its feature films theatrically outside the US and Canada. An undertaking with the Canadian Department of Heritage also regulates certain operations of Universal Studios Canada. Continuing compliance with the laws, regulations, consent decree and undertakings mentioned in this paragraph do not have a material effect on the business of Universal Studios.

      Audiovisual and Pay TV. The media industry in Europe is regulated by various national statutes, regulations and orders, often administered by national agencies such as the Conseil Supérieur de l’Audiovisuel (CSA) in France. These agencies usually grant renewable broadcast licenses for specific terms. In France, CANAL+ Group holds a pay-TV broadcast license for over-the-air, satellite and cable broadcasts, which was recently renewed for a five-year period starting in December 2000. CANAL+ Group operates its activities in Spain, Italy, Belgium, Poland, and Scandinavia in accordance with the domestic regulations of those countries.

      Because CANAL+ TV holds a French broadcast license, it is subject to French audiovisual regulations which mandate that (i) no more than 49% of its equity or voting rights may be held by any one person, (ii) no more than 20% of its equity or voting rights may be held by non-European persons and (iii) 60% of the films it broadcasts in France must be European in origin and 40% must be French language films. CANAL+ Group invests 20% of total prior-year revenue in the acquisition of film broadcasting rights, including 9% of prior-year revenue for French language films and 3% for other European Films. Regulations in Belgium, Spain, Italy, Netherlands and Poland also require specified levels of European and national content.

      Theme Parks. USG operates theme parks around the world in accordance with the highest health, safety and environmental standards. In the State of California, recent legislation (effective January 2001) and implementing regulations will regulate the manner in which the company records and reports certain incidents which occur on permanent amusement rides resulting in the death or serious injury to a guest. It is not anticipated that the full implementation of these new requirements will have a material effect on the business of USG.

Telecoms

      The French telecommunications market was broadly deregulated under the Loi de Réglementation des Télécommunications and its supplemental legislation on July 26, 1996. Access to the local loop (unbundling the copper pair) was authorized by decree in September 2000, followed by a European Union ruling at the end of that year.

      A telecommunications regulatory body, Autorité de Régulation des Télécommunications (ART), has been created in France. It ensures compliance with the law and is consulted on draft laws, decrees and regulations relative to the telecommunications market. ART also allocates frequencies and numbers, and rules on disputes about interconnection and access to the local loop. There are two types of license in this industry: those awarded by the ministry in charge of telecommunications to operators that set up and operate networks open to the public (L 33-1 licenses) or awarded by ART (L 33-2 licenses) for independent networks; and those awarded by the ministry to telephone service providers (L 34-1 licenses). No other licenses are required.

Internet

      The internet business is not subject to specific regulatory standards.

Environmental Services

      Water. The water and waste water treatment industries are subject to a high level of governmental regulation and oversight. In Europe and the US, governments have enacted significant environmental laws at the national and local levels. The quality of drinking water and the treatment of waste water are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

      Waste Management. In numerous countries, including France and the US, waste treatment and disposal facilities are subject to laws that require permits from governmental authorities for the operation of most facilities. Landfill operators must provide specific financial guarantees (which typically take the form of bank guarantees) that cover the monitoring and remediation of the site during, and up to 30 years after, its operation. Incineration plants are usually subject to rules that limit pollutant emissions.

      Energy Services. A European directive establishes emission limits for sulphur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants. Other existing directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulphur dioxide, nitrogen oxide, volatile organic compounds and ammonia.

      Transportation. Several European Union directives limit emissions from petrol and diesel engines and require permits. One directive sets forth guidelines for the Member States with respect to the emissions of gas pollutants from diesel engines used in vehicles. Another sets forth guidelines with respect to emissions of gas and particulate pollutants from internal combustion engines installed in mobile equipment other than road vehicles.

Patents, Licenses, Contracts, Manufacturing Processes

TV & Film

      Universal Studios has no patents, licenses, contracts or manufacturing processes that are material to the making and distribution of its various products.

      CANAL+ Group acquires films and the rights to sports events, which are then broadcast on its channels. TV programs are acquired through exclusive medium-term contracts for the broadcasting of upcoming productions from US studios. For sports events, multi-year contracts are signed with sports clubs and federations. In 2001, the main broadcasting rights CANAL+ Group has acquired are the French soccer championship through to 2004, retransmission rights for the Champions League through to 2003, and the national and international rights for some Italian soccer clubs, including Juventus (Turin), Inter (Milan) and Milan AC.

      CANAL+ TV’s broadcasting license in France expires in December 2005.

Music, Publishing, Telecoms and Internet

      The other Vivendi Universal business units (Music, Publishing, Telecoms and Internet) are not subject to any material patents, licenses, contracts or manufacturing processes to run their respective operations.

Environmental Services

      Certain of Vivendi Environnement’s subsidiaries operate their businesses in function of material, long-term (12-20 years) contracts.

Item 5:     Operating and Financial Review and Prospects

      The following discussion of our operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this document.

Overview

      Vivendi Universal was created through the merger of Vivendi, Seagram and Canal Plus that was completed in December 2000 (the Merger Transactions). Vivendi Universal operates in two global core businesses: Media & Communications and Environmental Services. The Media & Communications business is divided into five business segments: Music, Publishing and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Integration and partnering of the Media & Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

Media & Communications

     Content Businesses

•	The Music business is conducted through UMG, which produces, markets and distributes recorded music throughout the world in all major genres. UMG also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

•	The Publishing business is a worldwide content leader in its core markets: publishing (including education, reference and literature), games and consumer press. It provides content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP technology.

•	The TV & Film business produces and distributes motion picture, television and home video/ DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

     Access Businesses

•	The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

•	The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

Environmental Services

      Vivendi Environnement, a 63% owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

Comparability

Basis of Presentation

      The discussion presented below focuses on an analysis of Vivendi Universal and business segment results prepared in accordance with French GAAP. In order to enhance comparability and interpretation of financial information across its diverse and global shareholder bases, Vivendi Universal has indicated that it intends to equally communicate financial information on a US GAAP basis, beginning in 2002. To facilitate this transition, where indicated, certain information has been included in this document on a US GAAP basis. French GAAP differs in certain significant respects from US GAAP. For a discussion of the most significant reconciling items see “Results of Operations — Adjustments to Conform to US GAAP”, on page 52.

Critical Accounting Policies and Estimates

      The preparation of our consolidated financial statements requires management to make informed estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for investments, long-lived assets, pension liabilities and deferred taxes. Estimates and judgments are also required and regularly evaluated concerning financing operations, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

      Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

      Vivendi Universal has completed several significant transactions during the periods covered by its consolidated financial statements included in this discussion. Generally accepted accounting principles require that acquisitions be recorded based on an assessment of tangible and intangible assets acquired and liabilities assumed, based on fair values at the acquisition date. As a result of recent acquisitions, Vivendi Universal, with the assistance of third-party valuation experts in certain areas, has estimated the fair value of intangible assets (such as film libraries, music catalogues and trade names), tangible assets (such as property, equipment, inventory and marketable securities), liabilities and commitments (such as favorable or unfavorable leases and contracts and certain restructuring costs incident to the acquisitions) and preacquisition contingencies (such as litigation) for use in recording the purchase price of its acquisitions. The excess of the purchase price over net assets acquired is reflected as goodwill. The judgments made in determining the estimated fair value and expected useful lives assigned to acquired assets and liabilities can significantly impact net income. Additionally, should the value of acquired intangible or tangible assets, including goodwill, become impaired, a non-cash write-down of these assets may be required. Should restructuring costs incident to the acquisition, which in the case of Vivendi Universal generally relate to severance, differ from the liability established at the time of acquisition, additional cash charges to operations or a non-cash release of the established liability to operations may be required. Ultimate settlement of preacquisition contingencies could differ significantly from the contingency reflected at the time of acquisition, which could lead to additional cash charges to operations or a non-cash release of the established liability to operations.

      Vivendi Universal uses various techniques designed to manage risk and costs associated with its financing. Vivendi Universal commonly uses exchangeable debt, which represents long-term debt exchangeable for common stock of another publicly traded company or Vivendi Universal itself. Generally, the bondholder may choose to receive either cash or the underlying security at settlement. Should the underlying security decline in value, this may result in the recording of an allowance related to the valuation of the security by Vivendi

Universal and could result in the bondholder electing to receive cash at settlement. In addition, we use various derivative financial instruments to hedge exposure to fluctuations in interest rates, currency exchange rates and investments in debt and equity securities.

      Vivendi Universal holds minority interests and receivables in companies having operations or technology in areas within or adjacent to its strategic focus, some of which are publicly traded companies whose share prices are highly volatile and some of which are non-publicly traded companies whose value is difficult to determine. Vivendi Universal records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary, and records an allowance for receivables if recoverability is uncertain. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments or receivables, thereby possibly requiring an impairment charge in the future.

      Vivendi Universal records deferred tax assets to the amount that it believes is more likely than not to be realized. While we have future taxable income and ongoing prudent and feasible tax planning strategies, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should Vivendi Universal determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Changes in Accounting Principles and Financial Statement Presentation

      Vivendi Universal has adopted new accounting principles and financial statement presentation in order to more closely align accounting policies between French and US GAAP and improve comparability between French and US GAAP reporting standards. The principal changes, as they relate to the discussion presented below, are as follows:

      In 2001, as permitted by French Regulation 99.02 (§41), Vivendi Universal elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format previously presented. For our subsidiary, Vivendi Environnement, revenues now include operating subsidies and exclude revenues related to construction for internal use assets. Additionally, the definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items are primarily comprised of gains and losses on the disposal of businesses. Exceptional items are presented as a separate component in the Consolidated Statement of Income after operating income and financial expenses but before income taxes. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income or net financial expenses. In order to facilitate the discussion and comparability of 2001 and 2000 financial results, a restated 2000 Consolidated Statement of Income has been presented to give effect to these changes, which reduced revenues by €218 million, increased net exceptional income by €865 million, reduced operating income by €748 million, increased net financial expenses by €129 million and reduced income tax expense by €12 million.

      In 2000, Vivendi Universal adopted new accounting principles related to foreign currency translation/transactions, subscriber acquisition costs and broadcasting rights. Income and expenses of subsidiaries whose functional currency is not the euro, which were previously translated at the year-end exchange rate, are now translated at the average exchange rate during the period. The cumulative effect of this change in accounting principle would have decreased net income for the year ended December 31, 1999 by €16 million. Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings. The cumulative effect of this change in accounting principle would have increased net income for the year ended December 31, 1999 by €107 million. Subscriber acquisition costs, which were previously spread over twelve months from the date the line was put into service, are now charged to expense. The cumulative effect of this change in accounting principle would have decreased net income for the year ended

December 31, 1999 by €88 million. Broadcasting rights acquired by Canal Plus are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000 or 1999. Total assets increased by €2 billion in 2000 (most of which related to intangible assets) and total liabilities and shareholders’ equity increased by the same amount. In order to facilitate the discussion and comparability of 2000 and 1999 financial results, we have presented the 1999 financial statements on a restated basis.

      For further discussion of some of the policies used in preparing our financial statements see “Item 18 — Financial Statements — Note 1, Summary of Significant Accounting Policies”.

Pro Forma

      As several significant transactions have realigned our businesses and impacted the comparability of our financial statements, business segment financial information for 2001 and 2000 is also presented on a pro forma basis which illustrates the effect of the Merger Transactions, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as discussed below, as if the transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The discussion of the Environmental Services business does not include pro forma comparisons, since the pro forma adjustments did not impact that segment. The pro forma results are not indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000, however, we believe this information will help the reader to better understand our business results.

     Merger of Vivendi, Seagram and Canal Plus

      On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Merger Transactions included: Vivendi Universal’s combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law, in which holders of Seagram common shares (other than those exercising dissenters’ rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal’s wholly owned Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held; and Vivendi Universal’s merger with Canal Plus, in which Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business.

      In connection with the Merger Transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business. The sale closed on December 21, 2001 and Vivendi Universal received approximately US$8.1 billion in cash, an amount that resulted in after-tax proceeds of approximately US$7.7 billion. The spirits and wine business generated revenues of €5 billion and operating income of €0.8 billion in 2001. Prior to its sale, Vivendi Universal accounted for the spirits and wine business as an investment held for sale on the balance sheet, and net income of the spirits and wine business in 2001 effectively reduced goodwill associated with the Seagram acquisition. No gain was recognized upon the ultimate sale of the spirits and wine business.

     Purchase of Interest in Maroc Telecom

      In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco’s national telecommunications operator for approximately €2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and share voting rights. As a leader in Moroccan telecommunications, Maroc Telecom operates 1.2 million fixed lines, has 3.7 million GSM clients and generated revenues of approximately €1.4 billion in 2001. In collaboration with Maroc Telecom, Vivendi Universal intends to apply its telecommunications experience to the modernization of Morocco’s telecommunications industry.

     Acquisition of Houghton Mifflin Company

      In July 2001, Vivendi Universal acquired the Houghton Mifflin Company (Houghton Mifflin), a leading US educational publisher, for approximately US$2.2 billion, including assumption of Houghton Mifflin’s average net debt of approximately US$500 million. With this acquisition, Vivendi Universal Publishing (VUP), already a leader in France, Spain and Brazil and with a very strong market share throughout Europe and Latin America, became one of the world’s largest educational publishers. The Houghton Mifflin acquisition also significantly enhanced VUP’s position in the US textbook market.

     Acquisition of MP3.com, Inc.

      On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc. (MP3.com) for approximately US$400 million, or US$5 per share, in a combined cash and stock transaction. The acquisition of MP3.com brings to Vivendi Universal millions of dedicated music fans, a robust distribution platform, technology that strengthens our ability to handle subscriptions, direct marketing and data management, and technology that applies to all devices, across a range of Vivendi Universal businesses, including music, film, games and possibly books, plus strong management and technology teams.

     Disposition of Interest in Sithe

      In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings, Inc. (Exelon) for approximately US$696 million. The net proceeds of the transaction to Vivendi Universal were approximately US$475 million. Following the transaction, Exelon is the controlling shareholder of Sithe. Vivendi Universal retains an interest of approximately 34%. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe’s results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for €2.13 billion. This transaction generated a capital gain of €415 million.

     Disposition of Interest in France Loisirs

      In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated €153 million, generating a capital loss of €1 million.

Other Transactions

      In addition to the significant transactions discussed above, several other transactions also impacted our annual results. In 2001, these transactions included:

      CANAL+ Group’s Sale of its Stake in Eurosport — In January 2001, CANAL+ Group announced that it had sold its 49.5% interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to €303 million for CANAL+ Group and €345 million for Vivendi Universal, as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ Group will remain a distribution channel for Eurosport. CANAL+ Group had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

      Exchangeable Bond Issuance — In February 2001, Vivendi Universal placed €1.8 billion principal amount of bonds exchangeable into Vivendi Environnement stock on a one for one basis. The bonds correspond to 9.3% of the capital stock of Vivendi Environnement. The 2%, five year bonds were issued at a price of €55.90, a 30% premium over the previous day’s weighted-average price.

      Convertible Bond Issuance — In February 2001, Vivendi Universal placed €457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an 8.67% stake. The 1%, five-year bonds were issued at a price of €77.35, a 30% premium to Vinci’s then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bonds, which managed the offering of the bonds, exercised their over-allotment option to purchase €70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to €527 million. Conversion of all the bonds into Vinci shares would result in the elimination of Vivendi Universal’s stake in Vinci.

      Acquisition of Uproar Inc. — In February 2001, Flipside Inc., a subsidiary of Vivendi Universal’s Publishing business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of Uproar’s outstanding stock for US$3 per share, or a total consideration of US$128 million. The transaction has made the combined entity an international leader in Web-based interactive gaming.

      Disposition of AOL France — In March 2001, Vivendi Universal announced the conclusion of a deal with America Online, Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel and CANAL+ Group swapped their interest in the AOL France joint venture for AOL Europe shares. Both groups also signed distribution and marketing agreements. Cegetel and CANAL+ Group thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at US$725 million and paying a 6% annual dividend. These preferred shares were sold, in late June 2001, to an unrelated financial company for a price corresponding to their present value marked up by their coupon value, or a total of US$719 million. If this investment was consolidated, an asset representing the junior preferred shares and a liability representing the corresponding debt would be recorded in the consolidated financial statements in the amount of US$725 million. This transaction generated a net capital gain of €402 million.

      Acquisition of EMusic.com — In April 2001, Vivendi Universal entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer of US$0.57 per share. The net purchase price approximated US$24 million. The acquisition was completed on June 14, 2001.

      Sale of Stake in Havas Advertising — In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world’s fifth largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The €484 million transaction, conducted with the approval of Havas Advertising management, generated pre-tax capital gains of €125 million. In December 2001, Vivendi Universal sold the rights to the ‘Havas’ name to Havas Advertising for approximately €4.6 million.

      Participation in Elektrim — In September 2001, Elektrim Telekomunikacja (Telco), in which Vivendi Universal has a 49% interest, acquired all of Elektrim SA’s landline telecommunications and Internet assets. Vivendi Universal loaned Telco €485 million, at arms-length conditions, to provide them with the necessary funds for the acquisition.

      UMTS License — In July 2001, the French government officially granted SFR, an indirect subsidiary of Vivendi Universal, a license to provide 3G (third generation) UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that will allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The license was initially granted for a period of 15 years and a license fee of €4.95 billion, with payments spread over the 15-year period. However, as a result of a delay in the manufacture of equipment and infrastructure for UMTS technology and the economic weakness in the telecommunications industry, the original terms of the license were renegotiated with the French government. In October 2001, the French government announced the revised terms of the 3G UMTS license. The license was extended to a period of 20 years and the license fee was split into two — a fixed upfront fee of €619 million, which was paid in September 2001, and future payments equal to 1% of 3G revenues earned when the service commences. The new arrangement reduces cash expenditures related to the license during 2001 to 2003 by more than €2 billion and is expected to contribute to an improvement in Vivendi Universal’s cash flow and debt position.

      UPC Alliance — In August 2001, CANAL+ Group and UPC (United Pan-Europe Communications N.V.) agreed to merge their respective Polish satellite TV platforms Cyfra+ and Wizja TV as well as the CANAL+ Polska premium channel, to form a common Polish digital TV platform. The new company (TKP) will be managed and controlled by CANAL+ Group, who will own 75% of TKP. UPC will contribute its Polish satellite assets to TKP in exchange for a 25% interest and €150 million in cash. As part of this transaction CANAL+ Polska will also be available on UPC’s Polish cable network, in which UPC will retain 100% control. The agreement was finalized in December 2001 after having received regulatory approval. TKP was consolidated in the accounts of Vivendi Universal at December 31, 2001. The new joint platform will be launched in the first quarter of 2002 with a base of more than 700,000 subscribers.

      Disposal of Investment in BSkyB — To comply with requirements imposed on Vivendi Universal by the European Commission in connection with the Merger Transactions, Vivendi Universal transferred 96% (400.6 million shares) of its investment in British Sky Broadcasting’s (BSkyB) ordinary shares to two newly formed special purpose entities (the QSPEs) in October 2001. The QSPEs were designed to be qualifying special purpose entities under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125. Vivendi Universal transferred those BSkyB ordinary shares and €81 million of money market securities to the QSPEs in exchange for a total of €4 billion and all of the QSPEs’ ordinary shares. Vivendi Universal did not receive any other amounts from the QSPEs during 2001. The QSPEs’ activities are limited to these transactions and the related matters described in the following paragraphs.

      Vivendi Universal’s sale of the BSkyB ordinary shares to the QSPEs resulted in the irrevocable and definitive forfeiture of all voting rights relating to the QSPEs’ BSkyB ordinary shares while those shares are held by the QSPEs, and Vivendi Universal’s irrevocable transfer of ownership and control of those BSkyB ordinary shares to the QSPEs, which cannot, under any circumstances, revert to Vivendi Universal. BSkyB Holding, a Vivendi Universal subsidiary, also irrevocably lost the BSkyB directorship it held immediately following the Merger Transactions in accordance with the European Commission’s directives issued in connection with the approval of the Merger Transactions.

      The QSPEs generated the €4 billion they paid to Vivendi Universal in 2001 by issuing €4 billion of their exchangeable bonds to a financial institution. Those exchangeable bonds, which mature in October 2005 and have a coupon of 0.5%, can be exchanged, at their holder’s option, on or after October 2002, for cash or 400.6 million BSkyB ordinary shares. If the QSPEs’ bonds are redeemed for cash, the QSPEs are to generate that cash by selling their BSkyB shares following specified procedures, to parties other than Vivendi Universal and its affiliates. The QSPEs’ exchangeable bonds are not entitled to any cash dividends the QSPEs may receive on their BSkyB shares. The QSPEs’ money market securities are to be used to pay interest on the QSPEs’ exchangeable bonds. The QSPEs’ ordinary shares are entitled to all QSPE proceeds not allocable to the QSPEs’ exchangeable debt.

      Vivendi Universal transferred the BSkyB ordinary shares to the QSPEs to enable Vivendi Universal to comply with the European Commission’s requirement, imposed in October 2000 as a condition for approval of the Merger Transactions, that Vivendi Universal dispose of all of its BSkyB ordinary shares by the end of 2002. Vivendi Universal believes its transfer of the BSkyB shares to the QSPEs, together with the total rate of return swap described below, will allow Vivendi Universal to realize proceeds from the ultimate placement of the QSPEs’ BSkyB ordinary shares in the market over an extended period of time, enabling Vivendi Universal to avoid receiving the lesser proceeds that Vivendi Universal believes it would have received if it had placed all of its BSkyB ordinary shares in the market in 2002, as Vivendi Universal believed BSkyB’s share price had been depressed by market expectations that Vivendi Universal would place all of its BSkyB ordinary shares in the market in 2002.

      Concurrent with Vivendi Universal’s transfer of the BSkyB shares to the QSPEs, Vivendi Universal entered into a total rate of return swap with the financial institution that purchased the QSPEs’ exchangeable bonds. The total rate of return swap provided Vivendi Universal with an 89% to 90% subordinated economic interest in 400.6 million BSkyB ordinary shares until October 2005, in exchange for Vivendi Universal’s obligation to make quarterly payments to the financial institution of Libor plus 60 basis points on the swap’s notional amount. Vivendi Universal’s ultimate payments and/or receipts upon the total rate of return swap settlement are based on the financial institution’s actual or hypothetical disposition of the BSkyB ordinary shares covered by the swap, after deducting the financial institution’s disposition costs relating to the BSkyB ordinary shares covered by the swap. Vivendi Universal’s rights to receive payments under the total rate of return swap are obligations of the financial institution, and are not secured by any BSkyB shares or by the QSPEs’ exchangeable debt. The swap can be terminated before maturity, by mutual agreement of Vivendi Universal and the financial institution, at prices to be agreed by those parties. At inception, the total rate of return swap had a notional amount of £2.5 billion (approximately €4 billion), and a nil fair market value.

      The total rate of return swap has a reset mechanism by which, at the end of every calendar quarter and on each trigger date (any date on which BSkyB’s ordinary share price changes by more than 10% since the most recent quarter-end or trigger date), Vivendi Universal’s exposure under the swap resets, and is to be settled (subject to the limitations described in the next paragraph) at market, so Vivendi Universal’s interest in the swap resets to the first 89% of future change in the value of the BSkyB ordinary shares then covered by the swap. Vivendi Universal is also obligated to pay the financial institution’s costs of selling the related BSkyB ordinary shares upon full or partial swap termination.

      The total rate of return swap provides that if BSkyB’s ordinary share price falls below 629 pence per share (BSkyB’s ordinary share price at date of transfer), Vivendi Universal is to pay the difference to the financial institution at the end of the calendar quarter or immediately, if the share price falls by more than 10% since the later of the last quarter-end or the last reset date. That amount is to be repaid to Vivendi Universal if BSkyB’s ordinary share price subsequently increases while those BSkyB ordinary shares are covered by the swap. If BSkyB’s ordinary share price increases above 629 pence per share, the total rate of return swap provides that the difference on the BSkyB ordinary shares then covered by the swap is to be posted to a deferred account by the financial institution, until the total rate of return swap matures or is terminated, at which time the balance in the deferred account is to be released to Vivendi Universal. If the BSkyB price declines after amounts have been posted to the deferred account, the deferred account is to be reduced to the extent of the decline.

      As described below, the swap was partially terminated through a reduction in its notional amount in December 2001. The swap’s 89% reset did not change as a result of that partial termination, and continues to be computed relative to 400.6 million BSkyB ordinary shares.

      The European Commission designated an independent expert to examine Vivendi Universal’s BSkyB related transactions. Based on the expert’s findings, the European Commission concluded that Vivendi Universal’s October 2001 BSkyB share transfer to the QSPEs and Vivendi Universal’s related total rate of return swap, complied with the requirements the European Commission imposed on Vivendi Universal in October 2000. The independent expert, acting on behalf of the European Commission, is to continue to monitor Vivendi Universal’s October 2000 commitments related to these transactions until their conclusion.

      In December 2001, the financial institution that is Vivendi Universal’s counterparty under the total rate of return swap issued share certificates that must be redeemed by the financial institution for a total of 150 million BSkyB ordinary shares. Those share certificates entitle their holders to receive any dividends paid on BSkyB’s ordinary shares while those certificates are outstanding. At the same time, Vivendi Universal and the financial institution reduced the notional amount of the total rate of return swap by 150 million BSkyB ordinary shares, which were settled at 700 pence per share (which represented a discount of approximately 7% from the BSkyB share price on that date), before Vivendi Universal’s payment of related costs (see Note 9 to our consolidated financial statements). Such a discount is not reflected in Vivendi Universal’s US GAAP fair value measurement of the total rate of return swap on 250.6 million BSkyB shares at December 31, 2001, as described in Note 14 to our consolidated financial statements.

      In connection with the issuance of the share certificates described in the preceding paragraph, Vivendi Universal indemnified the financial institution for amounts the financial institution is required to deliver to holders of those share certificates that the financial institution does not receive as holder of the QSPEs’ exchangeable debt. Vivendi Universal believes any distributions it might be required to make under this indemnification, which would most likely be the result of the commencement of dividend payments by BSkyB on its ordinary shares, would be offset by Vivendi Universal’s receipt, as the QSPEs’ ordinary shareholder, of dividends received by the QSPEs on their BSkyB ordinary shares.

      As described in Note 14 to our consolidated financial statements, for French GAAP purposes, Vivendi Universal accounted for its transfer of BSkyB ordinary shares and money market securities to the QSPEs as a borrowing during 2001, and recognized a pre-tax gain of €1.1 billion (before fees) upon the partial termination of the total rate of return swap in December 2001.

      As described in Note 14 to our consolidated financial statements, for US GAAP purposes, Vivendi Universal accounted for its transfer of BSkyB shares to the QSPEs as a sale that resulted in recognition of €1.15 billion of pre-tax profit in 2001, and for the total rate of return swap as a mark-to-market derivative instrument that resulted in realized and unrealized pre-tax profits (before fees) in 2001 of €175 million and €523 million, respectively.

      The 14.9 million BSkyB ordinary shares held by Vivendi Universal at December 31, 2001 that were not transferred to the QSPEs in October 2001 were held by a UK trustee for Pathé’s 3% exchangeable bonds. In February 2002, Vivendi Universal exercised Pathé’s option to redeem those bonds on March 6, 2002, for 100% of principal plus accrued interest. Holders of those bonds were entitled to convert them into 188.5236 shares of BSkyB per 10,000 French franc bond principal through February 26, 2002.

      The BSkyB total rate of return swap was settled in May 2002 (see Recent Developments and Note 13 to our consolidated financial statements).

      Sale of 9.3% Interest in Vivendi Environnement — In December 2001, Vivendi Universal sold 32.4 million shares or a 9.3% interest in Vivendi Environnement for approximately €38 per share or total proceeds of €1.2 billion, generating pre-tax capital gains of €116 million (net of €10 million fees). The 9.3% interest sold had been held separately as it was allocated to exchangeable bonds issued in February 2001. At the same time, Vivendi Environnement agreed to issue one free warrant for each share held to its shareholders, with every seven warrants giving holders the right to a new share of Vivendi Environnement at €55 per share until March 2006. These transactions did not modify Vivendi Universal’s 63% consolidated interest in Vivendi Environnement as the warrant issue replaces the shares sold that were allocated to the exchangeable bonds.

      Goodwill Impairment — Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Measurement of any impairment is based on fair value. In 2001, following the recent market decline, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest related to Vivendi Environnement). The charge was comprised of €6 billion for CANAL+ Group, €3.1 billion for UMG, €1.3 billion for USG, €1.3 billion for international Telecoms businesses, €0.6 billion for Vivendi Environnement (net of €0.3 billion minority interest) and €0.3 billion for Internet businesses. Of the total charge, €12.1 billion related to consolidated subsidiaries and €0.8 billion related to investments accounted for using the equity method.

      For further discussion of the impairment charge, see “Item 18 — Financial Statements — Note 2 Acquisitions and Dispositions”.

      In 2000 and 1999, other transactions that impacted our annual results, included:

      Disposition of Non-Core Construction and Real Estate Businesses — In order to facilitate our withdrawal from our non-core construction and real estate businesses, we restructured Compagnie Générale d’Immobilier et de Services (CGIS), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity’s senior management for €42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe’s leading construction company) from 49.3% to 16.9%, receiving in exchange €572 million, which resulted in a capital gain of approximately €374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci’s results effective July 1, 2000.

      Formation/ IPO of Vivendi Environnement — Vivendi Environnement was formed at the end of 1999. It brought together the majority of our water, waste management, energy services and transportation businesses, as well as our interest in FCC (Fomento de Construciones y Contratas). Vivendi Environnement’s formation was achieved by either the contribution of existing businesses and companies or the purchase of shares. Générale des Eaux, Dalkia and Companie Générale d’Entreprises Automobiles were transferred at book value in accordance with tax provisions applicable to certain mergers. US Filter (United States Filter Corporation) and our interest in FCC were acquired by Vivendi Environnement in December 1999. In July 2000, Vivendi Environnement sold approximately 37% of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering (IPO).

      Lagardère Alliance — In July 2000, pursuant to an alliance between Canal Plus and Lagardère, a French media company, Lagardère acquired a 34% stake in CanalSatellite and a 27.4% stake in MultiThématiques. Canal Plus reduced its stake in MultiThématiques to 27.4% (Vivendi reduced its indirect interest to 9%). Canal Plus and Lagardère also set up three joint ventures. The first, 51% owned by Lagardère and 49% by Canal Plus, will own and operate existing theme channels and intends to create others. The second, 51% owned by Lagardère and 49% by CanalSatellite, will oversee interactive services for new channels jointly created by CanalSatellite and Lagardère. The third, a 50/50 joint venture between Lagardère and MultiThématiques, will create and distribute new theme-based channels based on Lagardère’s international brands.

      Dalkia-EDF Agreement — In December 2000, Vivendi Environnement entered into an agreement with EDF (Electricité de France) pursuant to which they have consolidated Dalkia’s energy services operations with EDF. As part of that process, in late 2000 and early 2001, Vivendi Environnement completed a series of transactions with EDF that resulted in the recognition of pre-tax capital gains of €121 million and €735 million in 2001 and 2000, respectively.

      Canal Plus — Prior to the Merger Transactions, Vivendi acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares for approximately €1.4 billion. The acquisition increased Vivendi’s ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

      US Filter — In April 1999, Vivendi Universal acquired 100% of the outstanding shares of US Filter, a US based water treatment and equipment manufacturing company, for €5.8 billion cash, financed through the issuance of Vivendi Universal bonds and common shares.

      Havas Interactive — In January 1999, Vivendi Universal acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a US based software company, for €678 million.

Supplemental Financial Data

      The supplemental financial data presents earnings before interest, taxes, depreciation and amortization (EBITDA) for our Media & Communications businesses. As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items (principally reorganization costs at CANAL+ Group) and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media & Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal’s EBITDA may not be strictly comparable to similarly titled measures widely used in the US or reported by other companies.

Results of Operations

Earnings Summary (French GAAP Basis)

	Year Ended December 31,

	2001	2000(1)	2000	1999(2)

	(In millions of euros, except per share data)
Revenues	€57,360	€41,580	€41,798	€40,855

Operating income	€3,795	€1,823	€2,571	€1,836
Financial expenses, net	(1,928)	(762)	(633)	(87)

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest	1,867	1,061	1,938	1,749
Exceptional items, net	2,365	3,812	2,947	(846)
Income tax (expense) benefit	(1,579)	(1,009)	(1,021)	946

Income before goodwill amortization, equity interest and minority interest	2,653	3,864	3,864	1,849
Equity in (losses) earnings of unconsolidated companies	(453)	(306)	(306)	33
Goodwill amortization	(15,203)	(634)	(634)	(606)

Income (loss) before minority interest	(13,003)	2,924	2,924	1,276
Minority interest	(594)	(625)	(625)	159

Net income (loss) — French GAAP	€(13,597)	€2,299	€2,299	€1,435
Adjustments to conform to US GAAP:
Business combinations and goodwill	(333)	(263)	(263)	(1,053)
Goodwill impairment charge	12,626	—	—	—
Impairment of other long-lived assets	(1)	(23)	(23)	521
Intangible assets	(62)	(106)	(106)	(192)
Financial instruments	316	105	105	(208)
Disposal of investment in BSkyB	774	—	—	—
Employee benefit plans	(33)	(108)	(108)	(241)
Other	(290)	(46)	(46)	25
Tax effect on adjustments	(535)	50	50	(41)

	(1,135)	1,908	1,908	246
Fees associated with BSkyB swap, after tax	(37)	—	—	—

Net income (loss) — US GAAP	€(1,172)	€1,908	€1,908	€246

Earnings (loss) per share — French GAAP:
Basic	€(13.53)	€3.63	€3.63	€2.70
Diluted	€(13.53)	€3.41	€3.41	€2.49
Earnings (loss) per share — US GAAP:
Basic	€(1.19)	€3.24	€3.24	€0.48
Diluted	€(1.19)	€3.03	€3.03	€0.48
Net cash provided by operating activities	€4,500	€2,514	€2,514	€772
Net cash provided by (used for) investing activities	€4,340	€(1,481)	€(1,481)	€(12,918)
Net cash (used for) provided by financing activities	€(7,469)	€(631)	€(631)	€13,746

(1)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001, as discussed on page 41.

(2)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2000, as discussed on page 41.

2001 Versus 2000 (restated)

     Revenues

      Total revenues were €57.4 billion in 2001. Revenues generated by our core businesses, at €57.2 billion, increased 43%, of which 27% was due to the inclusion of a full twelve-month results of the acquired Seagram’s operations in 2001 (compared to twenty-three days in 2000), 4% resulted from the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, and the remaining 12% was generated by a combination of organic growth and the impact of less significant acquisitions and disposals.

      Revenues generated by our Media & Communications businesses increased 107% to €28.1 billion, accounting for 49% of our total revenues compared to 33% in 2000. As actual 2000 revenues only include twenty-three days of the acquired Seagram’s operations, year-on-year comparisons are not meaningful. On a pro forma basis, which includes twelve months of comparable operations both for Seagram and the above 2001 acquisitions, revenues increased 9% to €28.9 billion (10% excluding Universal Studios filmed entertainment). Double-digit revenue growth of 24% and 36%, respectively, were generated by our Telecoms and Internet businesses. Our TV & Film and Publishing businesses generated revenue growth of 8% and 5%, respectively. In our Music business, revenues declined 1%, however, this was a strong performance in a down market.

      Revenues generated by our Environmental Services businesses, at €29.1 billion, increased 11%, 8% of which was generated by organic growth and 3% of which was due to the implementation of the Dalkia-EDF agreement and other acquisitions. Organic growth was generated by new contracts in all divisions, the strong performance of the water division’s design-build business in France, expansion in the UK and Northern Europe in the waste management division and the higher price of energy and increased activity at cogeneration facilities in France, expansion in Eastern Europe and strong sales initiatives in the UK in the energy division. Our Environmental Services businesses represented 51% of our revenue, compared to 63% in 2000.

      Reflecting our withdrawal from construction and real estate operations, principally the disposition of part of our interest in Sithe, revenues from non-core businesses declined from €1.7 billion in 2000 to €151 million in 2001.

      In 2001, €24.3 billion or 42% of total revenues were generated in France, compared to €20.9 billion or 50% in 2000. The revenues decline in France and corresponding growth outside France reflected the impact of our acquisitions and dispositions, discussed above. Of the revenues generated outside of France, €14.6 billion was earned in the rest of Europe, including €4.2 billion in the UK. In the US, revenues increased 81% to €12.7 billion. The rest of the world generated revenues of €5.8 billion.

     Operating Income

      Total operating income more than doubled to €3.8 billion. Operating income generated by our core businesses, at €3.8 billion, increased 145%, of which 59% was due to the inclusion of a full twelve-month results of the acquired Seagram’s operations in 2001 (compared to twenty-three days in 2000), 38% resulted from the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, and the remaining 48% was generated by a combination of organic growth and the impact of less significant acquisitions and disposals.

      Our Media & Communications businesses generated operating income before holding and corporate expenses of €2.2 billion in 2001 compared to €174 million in 2000. Including holding and corporate expenses, Media & Communications operating income was €1.8 billion compared to an operating loss of €39 million in 2000. As actual 2000 operating income only includes twenty-three days of the acquired Seagram’s operations, year-on-year comparisons are not meaningful. On a pro forma basis, which includes twelve months of comparable operations both for Seagram and the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, operating income increased 89% to €1.9 billion. This significant improvement primarily reflects increased profitability at Universal Studios and within our Telecoms and Publishing businesses.

      Operating income generated by our Environmental Services businesses increased 24% to €2 billion, primarily resulting from new environmental contracts, particularly in water and energy divisions, and the benefits of productivity plans and restructuring programs of the former US Filter international operations. Our Environmental Services businesses contributed 52% to our operating income in 2001, compared to 87% in 2000.

      Our non-core businesses incurred an operating loss of €7 million in 2001 compared to operating income earned of €273 million in the prior year. This decline reflects our withdrawal from construction and real estate operations.

     Financial Expenses, Net

      Net financial expenses are principally comprised of financing costs, financial provisions, capital gains on the sale of portfolio investments, foreign exchange gains or losses and dividends from unconsolidated companies. Net financial expenses increased 153% in 2001 to €1.9 billion, primarily due to reduced capital gains on the sale of portfolio investments and increased financial provisions. Net financing costs, at €1.5 billion, increased €167 million or 13%, as a higher average level of debt associated with our acquisitions was partially offset by a lower average cost of debt of 4.02% compared to 5.15% in 2000. Capital gains on the sale of portfolio investments declined to €143 million. In 2001, the principal gains were on the sale of Sante Luxembourg and St. Gobain shares. In 2000, €702 million of capital gains were primarily related to the sale of Alcatel shares and treasury stock. Financial provisions increased 146% in 2001 to €482 million, primarily due to non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other-than-temporary declines. Other components of net financial expenses included €51 million of foreign exchange gains, €13 million of dividends from unconsolidated companies and €71 million premium expense on the buy-back of Vivendi Universal puts.

     Exceptional Items, Net

      As discussed above, the definition of exceptional items was restricted in 2001 to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. Current year net exceptional income totaled €2.4 billion, the principal components of which were capital gains on the disposal of and/or dilution of our interest in other companies, including: €1 billion on the BSkyB transactions, €712 million on the disposition of AOL France, €151 million on the sale of Eurosport, €116 million on the sale of a 9.3% interest in Vivendi Environnement (net of €10 million in fees), €125 million on the sale of Havas Advertising and €121 million on the Dalkia/ EDF transactions.

      Comparable net exceptional income in 2000 totaled €3.8 billion, the principal components of which were gains of: €780 million on the dilution of our interest in Vivendi Environnement due to its IPO (initial public offering), €735 million in the Dalkia/ EDF transactions, €534 million and €473 million on the dilution of our interests in Vinci and BSkyB, respectively, €408 million on the Lagardère/ CanalSatellite/ MultiThématiques alliance, €372 million on the dilution of our interest in Sithe and sale of the GPU power plants and €178 million on the dilution of our interest in Havas Advertising.

     Income Taxes

      Our income and deferred tax provision increased 56% to €1.6 billion, primarily due to the inclusion of a full twelve-month results of the acquired Seagram’s operations in 2001 (compared to twenty-three days in 2000). Excluding exceptional items, goodwill amortization, equity losses and minority interest Vivendi Universal’s effective tax rate in 2001 was 40.8%.

     Equity in Losses of Unconsolidated Companies

      Equity in losses of unconsolidated companies increased 48% to €453 million, primarily due to increased losses from Internet affiliates, principally Vizzavi and Scoot.com, which increased 200% to €291 million. Losses at CANAL+ Group’s affiliates more than doubled to €236 million, primarily due to the poor performance of operations in Poland. Partially offsetting these increases was the disposal of BSkyB, which reduced equity losses by €119 year-on-year. The inclusion of a full twelve-month results of USG affiliates also had a positive impact, primarily due to equity earnings of €141 million from USA Networks.

     Goodwill Amortization

      Recurring goodwill amortization increased to almost €1.7 billion, primarily due to the inclusion of a full twelve-months of goodwill amortization related to the merger with Seagram and Canal Plus. Additionally, as previously discussed, our 2001 annual review for impairment of the carrying value of long-lived assets resulted in a non-recurring, non-cash charge of €12.9 billion to goodwill amortization. The impact of the charge on future results will be to reduce goodwill amortization by approximately €380 million per year.

     Minority Interest

      Minority interest, at €594 million, decreased 5%. The merger with Seagram and acquisition of Maroc Telecom and improved profitability at Cegetel increased minority interest by approximately €174 million and €247 million, respectively. Offsetting these increases were reductions of approximately €459 million related to our Environmental Services businesses (including €0.3 billion related to the goodwill impairment charge) and €106 million related to the disposal of non-core businesses.

     Net Income (Loss) and Earnings (Loss) Per Share

      A net loss of €13.6 billion or €13.53 per share (basic and diluted) was incurred in 2001, compared with net income earned of €2.3 billion or €3.63 per basic share and €3.41 per share on a diluted basis in 2000.

     Adjustments to conform to US GAAP

      For the year ended December 31, 2001, the net loss under US GAAP was €1,172 million compared to a net loss of €13,597 million under French GAAP. The most significant reconciling item was the reversal of the goodwill impairment charge, which increased net income by approximately €12.6 billion. Other reconciling items, specific to 2001, resulted from the differential accounting treatment for the sale of our investment in BSkyB, which increased net income by approximately €73 million, and the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which increased net income by approximately €74 million. For the years ended December 31, 2000 and 1999, net income under US GAAP was €1,908 million and €246 million, respectively, compared to net income of €2,299 million and €1,435 million under French GAAP.

      The most significant reconciling item impacting all periods presented relates to business combination accounting, as described in Note 14 to our Consolidated Financial Statements. As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders’ equity when the acquisition was paid for with equity securities, whereas under US GAAP goodwill is always recognized as an asset. Additionally, certain acquisitions, notably Havas and Pathé, that did not meet the US GAAP criteria for pooling were accounted for in our Consolidated Financial Statements using a method pursuant to which goodwill is computed as the difference between the consideration paid and the net historical book value acquired. For US GAAP purposes, these acquisitions were accounted for as purchase business combinations, accordingly goodwill is computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed. The reconciliation impact is that French GAAP potentially results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses as compared to US GAAP. Additionally, the amortization of goodwill charged to earnings is lower under French GAAP than under US GAAP.

      For further discussion of the significant items in reconciling French GAAP and US GAAP, as they apply to the Vivendi Universal, see “Item 18 — Financial Statements — Note 14 Supplemental Disclosures Required Under US GAAP and SEC Regulations”.

2000 Versus 1999 (restated)

     Revenues

      Total revenues were €41.8 billion in 2000. Revenues generated by our core businesses, at €40.1 billion, increased 37%, of which almost 20% resulted from acquisitions and the impact of consolidating the results of

CANAL+ Group for the full twelve-month period in 2000 (compared to three months in 1999), approximately 4% resulted from favorable foreign currency exchange rates and over 13% was due to organic growth.

      Revenues generated by our Media & Communications businesses increased 63% to €13.6 billion, primarily due to the consolidation of CANAL+ Group, as discussed above. Organic growth was 19% with growth in all business segments. USG and UMG contributed revenues of €194 million and €495 million, respectively, in the twenty-three day period since the completion of the merger on December 8, 2000. Our Media & Communications businesses generated 33% of our revenue, compared to 20% in 1999.

      Revenues generated by our Environmental Services businesses, at €26.5 billion, increased 26%, primarily due to the full-year effect of acquisitions made in 1999, principally US Filter, which was consolidated for twelve months in 2000 compared to eight months in 1999. Organic growth of 11% was generated by new contracts in the water, waste management and transportation divisions, increases in volumes and the price of paper in the waste management division and cogeneration facilities in France combined with expansion in Northern and Eastern Europe in the energy division. Our Environmental Services businesses represented 63% of our revenue, compared to 51% in 1999.

      Revenues from non-core businesses declined to €1.7 billion from €11.6 billion in 1999, primarily reflecting the dispositions of Vinci and Nexity, which had generated revenues of €8.8 billion and €1.5 billion, respectively, in 1999. Of the €1.7 billion in revenues from non-core businesses, €1.4 billion was earned by Sithe, in which we now have a reduced interest.

      In 2000, €21.2 billion or 51% of total revenue was generated in France, compared to €23.6 billion or 58% in 1999. The revenue decline in France and corresponding growth outside France reflected the impact of our acquisitions and dispositions, discussed above. Of the revenue generated outside of France, €5.6 billion was earned in the euro zone (includes 10 countries in Western Europe) and €4.8 billion was earned in European countries outside the euro zone, including €3 billion in the UK. In the Americas, revenue increased 52% to €8.5 billion, in Asia/ Pacific, revenue reached €1.3 billion, including €0.5 billion in Australia, an increase of 64%. In emerging markets, revenue was approximately €0.5 billion.

     Operating Income

      Operating income was €2.6 billion in 2000, a 40% increase over 1999. Our Media & Communications businesses generated operating income of €612 million, before holding and corporate expenses, more than triple that of 1999. Including holding and corporate expenses, Media & Communications operating income was €417 million, representing 16% of our total operating income. This growth came primarily from our Telecoms business. This increase was primarily a consequence of the increased profitability of our French mobile business, which had operating income of €660 million, up from €185 million in 1999. In addition, Cegetel’s fixed telephony business start-up losses were reduced, from €206 million in 1999 to €149 million in 2000.

      Operating income generated by our Environmental Services businesses reached €1.9 billion in 2000, up from €1.5 billion in 1999. This 28% increase is attributable primarily to Vivendi Water and Onyx. Organic growth, primarily resulting from new environmental contracts, was 10%. Our Environmental Services businesses contributed almost 74% to our operating income in 2000, compared to 81% in 1999. Operating income from non-core businesses, principally in construction and real estate amounted to €257 million in 2000 versus €351 million in 1999.

     Financial Expenses, Net

      Net financial expenses increased significantly to €633 million, primarily due to increased financing costs associated with our acquisitions. In addition to €1,288 million of financing costs, net financial expenses included €685 million of capital gains on the sale of portfolio investments, primarily the sale of Alcatel and treasury shares and €92 million of financial provisions. In 1999, our net financial expense was comprised of €872 million in financing costs, €451 million of capital gains, €163 million of financial provisions and

€236 million of foreign exchange gains. Our average cost of debt in 2000 was 5.15% compared to 5.13% in 1999.

     Exceptional Items, Net

      As discussed above, prior to 2001, Vivendi Universal had a broader definition of exceptional items, which in addition to capital gains on the disposal of and/or dilution of our interest in other companies also included restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. In 2000, net exceptional income of €2.9 billion was earned compared to net exceptional expense incurred of €0.8 billion in 1999. The principal components of net exceptional income in 2000 were €3.8 billion capital gains on the disposal of and/or dilution of our interest in other companies, partially offset by restructuring costs of €271 million and other exceptional charges of €559 million. The most significant capital gains were: €780 million on the dilution of our interest in Vivendi Environnement due to its IPO, €735 million in the Dalkia/ EDF transactions, €534 million and €473 million on the dilution of our interests in Vinci and BSkyB, respectively, €408 million on the Lagardère/ CanalSatellite/ MultiThématiques alliance, €372 million on the dilution of our interest in Sithe and sale of the GPU power plants and €178 million on the dilution of our interest in Havas Advertising. Restructuring costs included €147 million for our Publishing business and €124 million for our Environmental Services business.

     Income Taxes

      Our income and deferred tax provision was €1 billion in 2000, compared to a tax benefit of €946 million in 1999. The year-on-year variance primarily results from a revaluation of tax loss carry forwards in 1999 of approximately €1 billion. Excluding exceptional items, goodwill amortization, equity losses and minority interest Vivendi Universal’s effective tax rate in 2000 was 33.7%.

     Equity in Earnings (Losses) of Unconsolidated Companies

      The equity in earnings of affiliates decreased to a loss of €306 million in 2000 from income of €33 million in 1999. The decrease is primarily due to increased losses from TV & Film affiliates of €109 million in 2000 compared to €20 million in 1999 and BSkyB of €119 million in 2000 compared to €14 million in 1999, combined with losses of €125 million from new Internet affiliates, most of which did not exist in 1999.

     Goodwill Amortization

      Goodwill amortization increased 5% to €634 million in 2000, primarily due to the inclusion of twenty-three days of goodwill amortization related to the merger with Seagram and Canal Plus, partially offset by the impact of dispositions.

     Net Income and Earnings Per Share

      Net income of €2.3 billion or €3.63 per basic share and €3.41 per share on a diluted basis was earned in 2000, compared with net income of €1.4 billion or €2.70 per basic share and €2.49 per share on a diluted basis in 1999.

Business Segment Results (French GAAP Basis)

					Pro Forma(3)
	Actual				Year Ended December
	Year Ended December 31,				31,

	2001	2000(1)	2000	1999(2)	2001	2000

	(In millions of euros)
Revenues
Music	€6,560	€495	€495	€—	€6,560	€6,611
Publishing	4,286	3,540	3,540	3,278	4,722	4,497
TV & Film	9,501	4,248	4,248	1,151	9,501	8,795
USG	4,938	194	194	—	4,938	4,741
CANAL+ Group & Other	4,563	4,054	4,054	1,151	4,563	4,054
Telecoms	7,639	5,270	5,270	3,913	7,977	6,458
Internet	129	48	48	2	184	135

Media & Communications	28,115	13,601	13,601	8,344	28,944	26,496
Environmental Services	29,094	26,294	26,512	20,959	29,094	26,294
Non-core businesses	151	1,685	1,685	11,552	151	261

Total Vivendi Universal	€57,360	€41,580	€41,798	€40,855	€58,189	€53,051

Operating Income (Loss), before goodwill amortization
Music	€719	€86	€86	€—	€719	€726
Publishing	479	172	345	352	448	388
TV & Film	(74)	(354)	(111)	(103)	(74)	(334)
USG	300	(13)	(13)	—	300	7
CANAL+ Group & Other	(374)	(341)	(98)	(103)	(374)	(341)
Telecoms	1,330	464	486	(60)	1,418	776
Internet	(290)	(195)	(194)	(35)	(301)	(238)

	2,164	173	612	154	2,210	1,318
Holding & Corporate	(326)	(212)	(195)	(152)	(326)	(322)

Media & Communications	1,838	(39)	417	2	1,884	996
Environmental Services	1,964	1,589	1,897	1,483	1,964	1,589
Non-core businesses	(7)	273	257	351	(7)	21

Total Vivendi Universal	€3,795	€1,823	€2,571	€1,836	€3,841	€2,606

(1)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001, as discussed on page 41.

(2)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2000, as discussed on page 41.

(3)	The pro forma information illustrates the effect of the Merger Transactions, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments.

Supplemental Data (French GAAP Basis)

Media & Communications EBITDA Reconciled to Operating Income

					Pro Forma(3)
	Actual				Year Ended
	Year Ended December 31,				December 31,

	2001	2000(1)	2000	1999(2)	2001	2000

	(In millions of euros)
EBITDA(4)
Music	€1,158	€94	€94	€—	€1,158	€1,157
Publishing	817	493	493	410	827	770
TV & Film	1,224	526	526	85	1,224	771
USG	653	(4)	(4)	—	653	241
CANAL+ Group & Other	571	530	530	85	571	530
Telecoms	2,307	1,131	1,303	494	2,450	1,642
Internet	(209)	(183)	(183)	(34)	(210)	(207)

	5,297	2,061	2,233	955	5,449	4,133
Holding & Corporate	(261)	(137)	(137)	(76)	(261)	(250)

Media & Communications EBITDA	5,036	1,924	2,096	879	5,188	3,883
Depreciation & amortization	(2,605)	(1,329)	(1,501)	(729)	(2,682)	(2,210)
Film amortization at CANAL+ Group	(223)	(142)	(142)	(122)	(223)	(142)
Book plate amortization at Vivendi Universal Publishing	(49)	(36)	(36)	(26)	(78)	(95)
Other one-time items(5)	(192)	(456)	—	—	(192)	(440)
Restructuring charges	(129)	—	—	—	(129)	—

Media & Communications Operating Income (Loss)	€1,838	€(39)	€417	€2	€1,884	€996

(1)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001, as discussed on page 41.

(2)	Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2000, as discussed on page 41.

(3)	The pro forma information illustrates the effect of the Merger Transactions, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of our interest in France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments.

(4)	As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items (principally reorganization costs at CANAL+ Group), and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media & Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the US or reported by other companies.

(5)	Other one-time items primarily related to reorganization costs at CANAL+ Group.

Music

      In order to present meaningful comparative information for assessing earnings trends at UMG, the following discussion focuses on pro forma results, which include twelve months of operations in each year presented. The actual 2000 results only include twenty-three days of UMG operations since the completion of the merger on December 8, 2000. Revenues for that period were €495 million, operating income and EBITDA were €86 million and €94 million, respectively.

2001 Versus 2000

      Pro forma — Amid the backdrop of an economic recession and the fallout from the events of September 11, the year 2001 was a period of turbulence and transition for the music industry. Worldwide music sales were down as the music market witnessed an estimated global market decline of almost 5% in value, with declines in all regions except ANZA (Australia/ New Zealand/ Africa).

      In view of the difficult and unpredictable market conditions, UMG delivered solid results. Revenues and operating income declined less than 1%, to €6.6 billion and €719 million, respectively, and EBITDA was essentially flat at €1.2 billion. Although the impact of foreign currency exchange rate movements on total results was not significant, revenues, EBITDA and operating income would have increased slightly on a constant euro basis, as foreign exchange gains in North America were more than offset by foreign exchange losses in all other regions. Excluding one-time income received last year from legal settlements with MP3.com and others, revenues increased 1% and EBITDA increased 4% on a constant euro basis. Depreciation and amortization, which is the only difference between EBITDA and operating income, increased 2% accounting for the decline in operating income. UMG’s global market share is estimated to have increased 0.6 points to 22.7%, reflecting growth in Europe and ANZA partially offset by declines in Asia and Latin America. UMG’s North American market share essentially remained unchanged. Best selling albums in the year included those by Shaggy, Enrique Iglesias, Nelly Furtado, Limp Bizkit, Andrea Bocelli and the soundtracks of O Brother Where Art Thou and Moulin Rouge. Although unit sales of the ten best selling albums declined 35% year-on-year, overall unit sales declined by only 1% reflecting the strength of UMG’s catalog and local repertoire. Gabrielle, S Club 7 and Hear’Say from the UK, No Angels and Rammstein from Germany, L5 from France and Masaharu Fukuyama from Japan all sold in excess of one million copies. The soundtracks to Universal’s films The Fast and the Furious, American Pie 2 and Bridget Jones’s Diary also sold over one million copies each, with the latter shipping in excess of three million copies.

      North American revenues declined 1% (2% on a constant euro basis) year-on-year, primarily due to the weak US music market in which total album sales fell 2.8% year-on-year. In the US, UMG retained its market leadership with a market share of 26.4% of total albums sold, down 0.4 percentage points but 10 percentage points above its closest competitor, according to SoundScan. In Canada, UMG increased its market share by 3.7 percentage points to 28.2%. North American EBITDA increased 1% (decreased 1% on a constant euro basis) as lower costs of sales were offset by higher overhead and marketing costs and a decline in international sales of local repertoire. Excluding income from the MP3.com legal settlement, EBITDA grew 4% at constant exchange rates.

      In Europe, not only did UMG retain the #1 position, but it also increased its lead over the rest of the competition both in singles and albums chart share. The Music & Media pan-European sales chart reported that UMG’s share of 2001’s Eurochart Hot 100 Singles listing increased significantly to 31.7%, from 22.4% in 2000, propelled by massive hits such as Eminem’s Stan and Shaggy’s It Wasn’t Me. In album sales, UMG enjoyed a 1.3 percentage point growth to 26.4%, driven by market gains in the UK and Germany. European revenues increased 3% (5% on a constant euro basis) as growth in the UK, France and Germany more than offset declining sales in many other markets of the region. The Popstars TV phenomenon, including Hear’Say in the UK, L5 and Star Academy in France and No Angels in Germany, also contributed to the growth and in total sold over four million albums and in excess of seven million singles. European EBITDA declined 16% (15% on a constant euro basis) primarily due to lower international sales of local repertoire combined with higher overhead and marketing costs.

      ANZA witnessed an estimated market growth of 6.6% during the year, the only region in the world that exhibited growth. UMG’s performance in ANZA was exceptionally strong. Regional market share increased 3% to 22.6%, strengthening UMG’s market leadership. Revenues increased 15% (26% on a constant euro basis) driven by the recovery in the Australian music market and new license deals. EBITDA increased 3% (14% on a constant euro basis), however, a higher proportion of license and joint venture sales eroded margins.

      In Asia, weakness in Japan resulted in an estimated 7.2% decline in the music market and a 0.8 percentage point decline in UMG’s market share to 10.9%. Asian revenues declined 11% (4% on a constant euro basis) primarily due to the deconsolidation of Decca Taiwan, which was partially offset by strong increases in sales in Korea and Taiwan. EBITDA increased 8% (18% on a constant euro basis) due to a reduction of losses in Taiwan and improved profitability in Japan driven by cost savings and lower returns rates.

      The deteriorating business environment in Latin America resulted in an estimated 27.3% decline in the music market, which was compounded by a 1.9 percentage point drop in UMG’s market share. Revenues declined 24% (18% on a constant euro basis) reflecting the poor market conditions, heavy returns in Brazil and Mexico and the filing of a major Argentine customer for bankruptcy protection. EBITDA declined compared to the prior year due to lost contribution from the drop in sales and an increase in the provision for doubtful accounts and inventory obsolescence.

      In addition to the economic recession, the music industry also has to contend with a shrinking market in terms of traditional sales. In a maturing CD market, online sales are expected to drive the next wave of structural growth. However, the explosion of Internet piracy and the increasing popularity of file sharing and CD-burning have threatened industry growth. UMG is focused on combating piracy and continues to pursue strategic initiatives to legitimize digital-music offerings and deliver affordable music content to consumers on global and multi-platform bases. Over the past year, these initiatives have included:

•	Pressplay, the online music service which is a joint venture between Sony Music Entertainment and UMG, continued to expand its online catalogue through licensing agreements with EMI, as well as several independent labels (Madacy, Navarre, OWIE, Razor & Tie, Roadrunner, Rounder, Sanctuary, TVT Records and Zomba). Its catalog also includes titles from Sony Music and Universal Music. pressplay, launched in December 2001, offers consumers on-demand access to a vast catalog of digital music through an array of affiliates, including MP3.com, MSN and Yahoo!.

•	UMG continued to license its music catalogue in the US with non-exclusive agreements. For example, Launch.com received a catalogue license from UMG for their interactive radio service; Full Audio, a digital music subscription service provider, licensed a significant number of recordings from UMG’s catalog for their on-demand download subscription service; Streamwaves, licensed Christian albums from UMG’s catalog for its on-demand streaming music subscription service “Higherwaves”; and MusicMusicMusic, licensed certain albums for its on-demand streaming music service.

•	UMG has been undergoing extensive exploration and technical evaluation of a variety of technologies designed to prevent the growing problem of CD copying and duplication. UMG implemented copy protection on a limited number of releases in the fourth quarter 2001.

      These initiatives together with UMG’s continued focus on cost control and strengthening its worldwide leadership position, coupled with a strong 2002 release schedule including, Shania Twain, Eminem, Limp Bizkit, U2, Shaggy, Bon Jovi, Sting, Dr. Dre and Nelly, among others, indicate that UMG is well positioned for 2002. However, the music market in 2002 is expected to remain challenging.

2000 Versus 1999

      Pro forma — UMG’s revenues increased almost 16% to €6.6 billion in 2000. Excluding the impact of favorable foreign exchange, revenue would have increased 5%. In 2000, sixty-seven albums reached worldwide sales in excess of one million units and five albums sold over five million units. Major album sales included those by Eminem, Limp Bizkit, U2, Bon Jovi, Nelly, Dr. Dre, 3 Doors Down, Sisqo, Sting, Texas, Ronan Keating and Aqua, among others. UMG continued to hold strong chart positions in all music genres and major markets, including the US, UK, France, Germany and Brazil. Internationally, UMG continued to maintain a strong local repertoire presence. In 2000, revenue generated in North America accounted for 44% of the total music revenue. The European market accounted for 39%, Asia Pacific contributed 13% and Latin America accounted for the remaining 4%. Operating income increased 42% and EBITDA increased 38% (24% on a constant euro basis), reflecting strong performances in North America and Europe and worldwide cost savings achieved from the integration of PolyGram, partially offset by investments in our electronic business initiatives and weaker results in Latin America.

Publishing

      The current year has been a period of transformation for Vivendi Universal Publishing (VUP), during which it successfully integrated the operations of Universal Interactive Games, completed its acquisition of Houghton Mifflin, disposed of France Loisirs in 2001 and entered into an agreement to sell its B2B and health divisions to two newly formed investment companies led by the Cinven investment fund. With these transactions, VUP now the third largest worldwide publisher has refocused its activities in areas where it is a market leader: publishing (including education, reference and literature) and games, both of which are not reliant on advertising revenues. Along with these two divisions, VUP will retain only its consumer press division, which includes the major French brands, Groupe Express, Groupe Expansion and Groupe l’Etudiant.

2001 Versus 2000 (Restated)

      Actual — Revenues increased 21% to €4.3 billion, EBITDA increased 66% to €817 million and operating income increased 178% to €479 million. These significant improvements primarily reflect the inclusion of six months results of the acquired Houghton Mifflin operations and a full twelve months results of the acquired Universal Interactive Studios, partially offset by the loss of earnings due to the disposal of France Loisirs. In order to present meaningful comparative information for assessing earnings trends at VUP, the following discussion focuses on pro forma results, which illustrate the effect of the acquisitions of Houghton Mifflin and Universal Interactive Studios and the disposition of France Loisirs, as if the transactions had occurred at the beginning of 2000.

2001 Versus 2000

      Pro forma — VUP generated revenues of €4.7 billion, up 5%, EBITDA of €827 million, up 7%, and operating income of €448 million, up 15%. The improved results primarily reflect the very strong performances of the games and publishing divisions. Operating income growth was higher than revenues and EBITDA growth due to lower reorganization costs and other one-time expenses in 2001 compared to 2000, partially offset by increased depreciation and amortization related to the acquisition of Houghton Mifflin in 2001.

      At the games division, revenues grew by 23% to €503 million and EBITDA increased 26% to €109 million reflecting the strong performance of all groups. After its reorganization, Sierra successfully launched Arcanum and Throne of Darkness in the third quarter and Empire Earth in the fourth quarter, which positively impacted results. Despite the lack of a major new release in 2001, Blizzard Entertainment had a successful year due to the strong performance of the Diablo II expansion pack. Universal Interactive Studios finished the year well due to a very strong fourth quarter release schedule that included, Spyro The Dragon: Season of Ice on Game Boy Advance, The Mummy Returns and Crash Bandicoot: The Wrath of Cortex on PS2 (PlayStation2) and Bruce Lee: Quest of the Dragon on Xbox. PPG (Partner Publishing Group), a newly created internal studio, had a solid year distributing games for third parties, including Aliens Versus Predator from Fox, Baldur’s Gate: Dark Alliance from Interplay and Dark Age of Camelot from Mythic Entertainment.

      At the publishing division, revenues and EBITDA increased 5% and 12%, respectively, (excluding businesses that will be divested as part of the anticipated sale of the B2B and health divisions) due to the strong performance of the education division and Houghton Mifflin. Excluding Houghton Mifflin, education revenues increased 9% to €1.1 billion and EBITDA, at €193 million, grew by 48%. The strong results reflect a highly successful back-to-school program in France, Spain and Brazil, the successful launch of Jumpstart in the US and Adibou3 in France, continued high profitability at Larousse and Le Robert and strong results at

Kids US and Europe due to new edutainment licenses with Mattel, Jurassic Park and Sabrina. At Houghton Mifflin, revenue grew 13% to €1.3 billion and EBITDA increased 15% to €303 million. These results reflect growth at the K12 (kindergarten to grade 12) divisions primarily due to the issuance of revised textbook editions and the success of the new high school mathematics program. The college division outperformed the industry with 8% revenue growth, and the trade division’s performance was bolstered by the launch of the first J.R.R. Tolkien books.

      Results at the literature division were good with strong and continued growth of Pocket Sales, partially offset by a slow down on the larger formats in the second half of the year. Results at the consumer press division were down due to the slowdown in advertising and classifieds but circulation remains strong.

      Businesses that will be divested as part of the anticipated sale of VUP’s B2B and health division’s generated revenues of €955 million and EBITDA of €136 million in 2001, down 2% and 17%, respectively compared to 2000.

      With an outstanding 2002 game release schedule including, Warcraft III: Reign of Chaos from Blizzard, Malice on PS2 and Xbox from Sierra, Crash Bandicoot: The Wrath of Cortex on Xbox, The Scorpion King: Sword of Osiris and Crash Bandicoot: The Huge Adventure on Game Boy Advance and The Thing on Xbox and PS2 from Universal Interactive Studios, the games division is expected to continue its growth in 2002. The publishing division is in a good position to outperform the market due to stronger competitive positions, education opportunities such as the Reading Program adoption in California and strong program renewals in Spain (despite a low adoption year) and continuous international development in the reference business. These factors combined with improved margins due to restructuring and cost control, indicate that VUP will contribute positively to revenue and EBITDA growth in 2002.

2000 Versus 1999 (Restated)

      Actual — Revenues, at €3.5 billion, increased 8%, EBITDA grew 20% to €493 billion and operating income declined 2% to €345 million. Excluding the amortization of Havas Interactive acquired software, operating income would have increased 8% to €381 million, approximately 5% of which was from organic growth. Organic revenue growth at our games division was 27%, primarily due to the worldwide success of Diablo II. The education division generated revenues of approximately €1.0 billion and had a successful year in textbooks (partly due to the turnaround of Anaya in Spain) but faced a weak market for educational CD-ROM sales, primarily in the US Revenues generated by the health division at €419 million, increased in excess of 90%, due in part to the integration of Staywell-3V, a leading provider of consumer health information. Organic revenue growth in the health division was 6%. The information division contributed revenues in excess of €1.2 billion, an increase of 6%, reflecting the outstanding advertising market for B2B and consumer magazines. The literature division (excluding France Loisirs) performed well with revenue of €184 million, up 10% from 1999. Revenue generated outside France accounted for 46% of the VUP’s businesses compared to 40% in 1999.

2000 versus 1999

      Pro forma — Pro forma results differ from actual results only in that they include twelve months results of the acquired Universal Interactive Studios operations in each year presented. Revenues generated by Universal Interactive Studios were €60 million and €74 million in 2000 and 1999, respectively, and EBITDA/operating income was €37 million and €32 million in 2000 and 1999 respectively.

TV & Film

      The TV & Film business is comprised of USG, and CANAL+ Group and other (CANAL+ Group and Other).

2001 Versus 2000 (Restated)

      Actual — In 2001, revenues increased 124%, EBITDA more than doubled and the operating loss was reduced to €74 million from €354 million in 2000. These significant improvements primarily reflect the combined full year effect of the Merger Transactions and successful integration of USG. As the actual 2000 results only include twenty-three days of USG operations since the completion of the Merger Transactions, the following discussion focuses on pro forma results, which include twelve months of operations in each year presented.

2001 Versus 2000

      Pro forma — Total revenues increased 8% to €9.5 billion. Excluding the revenues of USG filmed entertainment, which increased 4%, revenue growth was 11%. EBITDA, at €1.2 billion, increased by 59% and the operating loss declined by 78% to €74 million.

      USG generated revenues of €4.9 billion, up 4% (2% on a constant euro basis), EBITDA of €653 million, up 172% (166% on a constant euro basis), and operating income of €300 million, an increase of €293 million over 2000. The significantly improved results primarily reflect the solid performance of the motion picture business. The strength of current year releases, including The Mummy Returns, The Fast and the Furious, Jurassic Park III, American Pie 2 and Bridget Jones’s Diary, which have grossed combined worldwide box office receipts in excess of US$1.4 billion through February 2002, resulted in improved theatrical earnings. Earnings from video, DVD and television sales also benefited from the carryover effects of successful current and prior year releases such as The Mummy Returns, Jurassic Park III, Hannibal, Dr. Seuss’ How The Grinch Stole Christmas, Gladiator and Shrek, among others. Results from the television and networks businesses declined year-on-year, primarily due to lower revenues from KirchMedia in Germany, resulting from disputed agreements involving the licensing of film and television programming. Revenues also declined due to the presentation of certain distribution agreements on a net basis as compared to the gross basis used in the past.

      USG’s recreation business generated a 7% increase in revenues and an 11% increase in EBITDA. Although Universal’s theme parks in the US have been negatively impacted by the economic weakness and fallout from the events of September 11, its theme parks outside the US have been unaffected. The improved results are primarily due to management fees earned from the new park — Universal Studios Japan — that opened on March 31, 2001, and the expansion of Universal CityWalk Hollywood that opened in April 2000, partially offset by lower attendance and visitor spending at Universal Studios Hollywood and reduced management fees from Universal Studios Orlando. At Spencer Gifts, revenue and EBITDA growth were 6% and 3%, respectively, primarily due to an increase in new/non-comparable store sales.

      The strong 2001 results generated by USG are expected to continue into 2002, as they will benefit from the carryover affects of recent hit films as they continue to generate revenues from video, DVD and television. Additionally, USG has a strong slate of new theatrical releases including among others; the critically acclaimed, Oscar award winning drama A Beautiful Mind; award winning comedy Big Fat Liar, which has been voted the Award of Excellence by the Film Advisory Board, Inc. for Quality Family/ Children’s Entertainment; action/adventure spectacle Brotherhood of the Wolf, which after a record-breaking run in its native country, France, opened in the US with the second highest weekend gross per theater of any film currently in release; and, in March 2002, Universal Pictures and Amblin Entertainment will release the 20th anniversary version of Steven Spielberg’s masterpiece E.T. The Extra-Terrestrial. The recreation business may be challenged in the near-term by changes in the public’s travel and spending habits following the recent events and economic weakness, but as it contributed less than 2% of total Media & Communications revenues it is not expected to have a significant negative impact on future results. The recent transaction with EchoStar Communications Corporation and expected transaction with USA Networks, Inc., detailed in the Recent Events section of this discussion, will also impact future results.

      At CANAL+ Group and Other, revenues increased 13% to €4.6 billion, EBITDA grew 8% to €571 million and an operating loss of €374 million was incurred, compared to €341 million in 2000. The improved revenues and EBITDA results are primarily due to the strong performance of StudioCanal and the continued development of digital distribution platforms, in which a growing subscriber base and higher ARPU

(average revenue per user) continue to generate growth. During the year, the number of individual digital subscribers increased by 18% to 6.1 million customers, the total number of subscriptions (individual and collective, analog and digital) increased 4% to 15.9 million and total ARPU increased by 6%. The increase in ARPU reflects both price increases and the continuous move from analog to digital subscriptions, the latter of which generate higher ARPU. However, the total churn rate increased 2 percentage points in the year to 18.4%, driven by increases in Africa and Italy. Churn in France, our largest market, only increased 0.4 percentage points. The Nordic region experienced a decrease of 8.5 percentage points. EBITDA growth was not as significant as revenue growth primarily due to the increased costs associated with sports broadcasting rights in the French market. The benefit of EBITDA growth on operating income was more than offset by a 16% increase in depreciation and amortization, primarily due to higher films amortization in StudioCanal corresponding to increased revenues, which resulted in increased operating losses.

      At CANAL+ TV, revenues increased 10% as all operations, with the exception of CANAL+ France, generated double-digit revenue growth. EBITDA at CANAL+ TV declined 12% as the improved results generated by CanalSatellite, Telepiù and CANAL+ Benelux and Nordic were more than offset by the results of CANAL+ France. At CANAL+ France, revenues declined 1%, as increased subscription revenues were more than offset by a decrease in advertising revenues, due to the weak advertising market. With the revenue decline, programming costs controls were insufficient to compensate for the increased investment in sports broadcasting rights and EBITDA declined 28%. CanalSatellite, our French digital satellite platform, generated revenue and EBITDA growth of 19% and 28%, respectively. The strong performance reflects continued growth in the subscriber base and higher ARPU. Telepiù, our Italian service, generated a 15% increase in revenues and decreased EBITDA losses by 26%, primarily due to a higher average number of subscribers during the year, increased ARPU and savings on recruitment, programming and general and administrative costs. At CANAL+ Benelux, revenues and EBITDA growth were 25% and 74%, respectively. The improved results were primarily due to the consolidation of CANAL+ Belgium, the French-speaking operator, on a twelve-month basis compared to six months in 2000. CANAL+ Nordic generated a 19% increase in revenues and decreased EBITDA losses by 60%. These improvements were due to an increase in the number of individual digital subscribers and higher ARPU. Other pay TV revenues at CANAL+ TV increased 15% primarily due to the performances of Sport+ and CANAL+ Technologies. Sport+, our sports trading company, succeeded in developing sales of English and French soccer rights and benefited from the sale of rights to events organized on a bi-annual basis. CANAL+ Technologies benefited from increased royalties from set-top box manufacturers and new contracts with third parties in the Middle East and United States.

      In the film business, StudioCanal’s revenues increased 48% and EBITDA growth was 30%. The strong performance was primarily due to the success of several films produced and/or distributed, including Hannibal and Crimson River in Germany, and Brotherhood of the Wolf, Traffic, What Women Want, Belphégor and Bridget Jones’s Diary in France. Video and DVD sales also increased, driven by the success of Scary Movie, Chicken Run, Scream 3, Jamel and Brotherhood of the Wolf. Partially offsetting the improved results were lower library sales and additional direct expenses.

      At CANAL+ Group, a growing digital subscriber base and the continuation of restructuring efforts designed to reduce costs and improve EBITDA margins, should benefit 2002 results. However, restructuring in Poland (merger with UPC), working capital and capital expenditures required to support the increased subscribers base and investments in programs will not result in CANAL+ Group generating positive cash flow or operating income in the short-term. Longer term, restructuring actions are expected to have a positive impact on both cash flows and results.

2000 Versus 1999 (Restated)

      Actual — Revenues totaled €4.2 billion in 2000, of which €4.0 billion was generated by CANAL+ Group and Other and €0.2 billion was generated by USG in the twenty-three day period following the Merger Transactions.

2000 Versus 1999

      Pro forma — Pro forma results include the operations of USG on a twelve-month basis and the consolidation of CANAL+ Group for twelve months in 1999. Pro forma EBITDA more than doubled to €771 million, on revenues of €8.8 billion, largely due to strong box office performance at Universal Studios and a solid subscriber base in the pay television market, as discussed above. The performance of Universal Studios improved year-on-year. Revenues increased 23% (6% on a constant exchange rate basis) to €4.7 billion, operating income was €7 million, an increase of €282 million, and EBITDA was €241 million, an increase of €337 million. These results reflect improvements in both the filmed entertainment and recreation and other businesses. Within the filmed entertainment business, revenue increased 22% (5% on a constant rate basis), and EBITDA was €70 million, an improvement of €281 million compared to 1999. These results primarily reflect the solid performance of the motion picture business. The theatrical success of Dr. Seuss’ How The Grinch Stole Christmas, Gladiator, Meet the Parents, Erin Brockovich and Nutty Professor II: The Klumps, combined with strong DVD and video sales of The Mummy, Notting Hill and American Pie resulted in improved earnings. Additionally, the development of programs designed to manage production, marketing, participation and overhead and development costs also contributed to filmed entertainment results. Results of the television and networks business also improved in 2000, primarily due to improved operating performance for channels launched in prior years and higher international earnings on USA Networks product, partially offset by lower library sales. Within the recreation and other business, revenue increased 26% (8% on a constant rate basis), and EBITDA increased to €171 million an improvement of €56 million compared to 1999. These results reflect improved earnings at Universal Studios Hollywood principally due to the opening of the CityWalk expansion in April 2000, increased management fees and earnings generated from the expansion of Universal Orlando and increased retail sales at Spencer Gifts.

      Revenue growth for CANAL+ Group was 17%, with 13% growth in pay TV. All divisions contributed to the revenue growth. At December 31, 2000, CANAL+ Group had 15.3 million subscriptions, an increase of 9% over the prior year. The number of digital subscribers increased 32% to 5.3 million. In spite of increased subscriptions and digital subscribers and several hits from StudioCanal, the CANAL+ Group operating loss increased to €98 million from a €22 million loss in 1999, on a full year basis. The increased loss was primarily due to investment in the Italian pay television market, sports rights and competition in Europe, which increased expenses aimed at reinforcing subscriber loyalty and the move towards digitalization. This was partly offset by positive operating results at StudioCanal and CanalSatellite.

Telecoms

2001 Versus 2000 (Restated)

      Actual — Revenues increased 45% to €7.6 billion, EBITDA more than doubled to €2.3 billion and operating income almost tripled to €1.3 billion. Excluding the results of the acquired Maroc Telecom, which was consolidated for the first time in the second quarter, revenue growth was 26%, EBITDA increased 56% and operating income increased 103%. The significantly improved results demonstrate the strength of SFR, which increased revenues 21% and EBITDA 50%. SFR benefited from the growing penetration of the French mobile market, which grew 12.2 percentage points to 61.6% during 2001. In the same period, SFR’s customer base (including its subsidiary in Reunion, an overseas department of France) increased 24% to 12.6 million customers, SFR’s market share of gross additions increased 5% or 1.6 percentage points to 34% and its market share of net additions increased 9% or 2.9 percentage points to 33.7%. In addition to market share gains in gross and net additions, SFR was successful in reducing total acquisition costs 23% year-on-year, increasing ARPU from prepaid customers 4% to €19.7 and increasing ARPU from postpaid customers 1% to €58. Total ARPU declined 4% year-on-year however, due to an increased proportion of prepaid customers in the customer base, a general trend in the French market. Prepaid customers generate less revenue than postpaid customers and at the end of the year prepaid customers accounted for 49% of SFR’s customer base compared to 43% at the end of 2000. The total monthly churn rate increased 0.2 percentage points to 2.0% as a reduction in the postpaid churn rate was more than offset by an increase in the prepaid churn rate. New services such as SMS (Short Message Service) also contributed to the improved results. In 2001, the volume of SMS sent by SFR customers more than doubled to 1 billion, compared to 440 million in 2000.

      Operating results for Cegetel’s fixed telephony services division continued to improve during the year, resulting in revenue growth of 61% and a 9% reduction in EBITDA losses. Excluding the impact of one-time start-up costs related to new business developments in broadband, the reduction in EBITDA losses was 26%. Cegetel had 2.9 million lines (including 45% of pre-selected lines) in operation by December 31, 2001, compared with 2.4 million lines (including 27% of pre-selected lines) at December 31, 2000. Total voice volume in millions of minutes increased 56% year-on-year.

      Operating results for Vivendi Telecom International (VTI) also improved. Excluding the results of the acquired Maroc Telecom, VTI generated revenue growth of 62% and EBITDA growth of 52%.

2001 Versus 2000

      Pro forma — Pro forma results differ from actual results only in that they include twelve months results of the acquired Maroc Telecom operations in each year presented. Revenues generated by Maroc Telecom were €1.4 billion and €1.2 billion in 2001 and 2000, respectively. Maroc Telecom earned EBITDA of €682 million in 2001 compared to €511 million in 2000. Mobile market growth, primarily in the prepaid category, resulted in Maroc Telecom’s mobile customer base increasing 56% to 3.7 million customers. However growth in the mobile market resulted in an 18% decline in Maroc Telecom’s fixed telephony customer base to 1.2 million customers.

      Telecoms’ continued focus on its policy of optimizing market share and profitability, reducing acquisition costs, controlling churn and increasing ARPU by offering new services to customers, indicate that Telecoms is well positioned for 2002. Benefits of the strong growth of data through well-established SMS, as well as the beginning of GPRS (General Packet Service Radio) service, in addition to new offers, such as Universal Music Mobile (UMM), should also have a positive impact on future results. The renegotiation of the terms for the 3G (third generation) UMTS (Universal Mobile Telecommunications System) license in France will strengthen 2002/2003 cash flow.

2000 Versus 1999 (Restated)

      Actual — Revenues increased 35% to €5.3 billion, EBITDA grew 164% to €1.3 billion and operating income of €486 million was earned compared to an operating loss of €60 million incurred in 1999. The strong results were primarily due to the continuing development of SFR, whose revenue increased by 31% and EBITDA doubled, reflecting a 38% increase in the user base. At December 31, 2000, SFR had 10.1 million customers, up from 7.3 million customers at the end of 1999. The volume increase was in line with the French mobile market growth, where penetration grew approximately 15 percentage points to 49.4% at the end of 2000. SFR’s revenue growth was achieved despite a 15% decrease in total ARPU due to an increased proportion of prepaid customers in the customer base. Prepaid customers accounted for 43% of SFR’s total customer base at the end of 2000, versus 33% at the end of 1999. Additionally, SFR’s revenue growth suffered from a decrease in incoming calls from fixed lines and from the full year effect over 2000 of fixed-to-mobile rates’ reduction decided in September 1999 at the request of the ART, the French telecommunications regulator.

      Revenues from Cegetels’ fixed telephony services division increased 43% and EBITDA losses were reduced by 40%. These improvements reflect an increase in the user base with 2.4 million lines at the end of 2000 compared to 1.5 million lines at the end of 1999, significant growth of voice traffic, partially offset by price pressure on voice products and the continued development of data transmission services.

      The significant improvement in operating income resulted from the increased customer base and a slight reduction in acquisition costs per user at SFR, and the increased customer base, cost control programs and network restructuring at Cegetels’ fixed telephony services division, partially offset by a decrease in tariffs. In 1999, the operating loss was impacted by a change in accounting principle, whereby mobile subscriber acquisition costs, which were previously spread over twelve months from the date the line was put into service, are now charged to expense.

Internet

2001 Versus 2000 (Restated)

      Actual — Revenues increased 169% to €129 million, EBITDA losses, at €209 million, increased 14% and operating losses increased 49% to €290 million. The revenue growth primarily resulted from the launch and acquisition of new Internet operations in 2001 and the full-year impact of 2000 launches and acquisitions. The inclusion of four months results of the acquired MP3.com operations contributed revenues of €27 million and EBITDA of €3 million. The February 2001 merger between Flipside and Uproar positively impacted results as Flipside’s revenues doubled to €35 million and EBITDA losses were more than halved to €17 million. Canal Numedia and Viventures also performed well. Revenues generated by Canal Numedia increased over €16 million to €20 million while EBITDA losses declined 19% to €29 million. These improvements primarily reflect the acquisition of Allociné (including Cinéstore) and cost reductions. Viventures revenues increased 63% to €15 million and EBITDA increased 41% to €5 million, primarily due to the growth in management fees. The increase in EBITDA and operating losses was primarily due to losses at Scoot Europe, Ad 2-One and Education Europe combined with start-up/development costs and marketing expenses. Internet sites that Vivendi Universal will divest as part of the anticipated sale of VUP’s B2B and health divisions generated revenues of €16 million and EBITDA losses of €43 million.

2001 Versus 2000

      Pro forma — Pro forma results differ from actual results only in that they include twelve months results of the acquired MP3.com operations in each year presented. Revenues generated by MP3.com were €82 million and €87 million in 2001 and 2000, respectively. EBITDA of €2 million was earned in 2001 compared to EBITDA losses incurred of €24 million in 2000. Operating losses declined by €21 million to €22 million. The decrease in MP3.com’s revenues was primarily due to the decline in the advertising market. The improvement in EBITDA and operating losses resulted from a reduced cost base.

2000 Versus 1999 (Restated)

      Actual — During 2000, many new Internet operations were launched or acquired including, Ad-2One, an online advertising agency and i-France, a multiservice portal that serves six European countries. Revenues increased to €48 million, primarily as a result of these new businesses. The EBITDA and operating losses incurred, of €183 million and €194 million, respectively, were primarily due to start-up and development costs and marketing expenses.

Environmental Services

2001 Versus 2000 (Restated)

      Actual — Revenues, at €29.1 billion, increased 11%, 3% of which was primarily due to the implementation of the Dalkia-EDF agreement and other acquisitions. The impact of positive foreign currency exchange rate movements on revenues was not significant. Revenues from the water business, at €13.6 billion, increased 7%, due to the development of new municipal and industrial contracts around the world and the strong performance of the design-build business in France, partially offset by reduced revenues in the US resulting from lower equipment sales and direct business with residential customers, due to the current economic weakness. The waste management business generated revenues of €5.9 billion, up 12%, almost 4% of which was due to the acquisition of Marius Pederson in Scandinavia and the full-year impact of the 1999 acquisition of Pacific Waste Management in Hong Kong. Expansion in the UK and Northern Europe, combined with the impact of the Novartis contract also contributed to the waste management revenue growth. In the energy business, revenues increased 34% to €4.0 billion. Almost 20% of the revenue growth resulted from two external factors: firstly, subsidiaries transferred from EDF under the Dalkia-EDF agreement, and secondly, the acquisition of Siram in Italy. The remaining 14% revenue growth was due to the higher price of energy and increased activity at cogeneration facilities in France, expansion in Eastern Europe and strong sales initiatives in the UK Revenues from the transportation business, at €3.1 billion, declined 1%, however, excluding the negative impact of foreign currency exchange rate movements in the UK, Scandinavia and Australia, revenues would have increased slightly. In France, revenues increased due to strong results in the rail and intercity business activities, the full impact of the Saint-Etienne contract, and the change in indexes (the price of diesel and the fuel-price harmonization in the Greater Paris area). Outside France, in addition to expansion in Northern and Eastern Europe, Connex strengthened its operations in Spain through Portillo and established itself in the United States by acquiring Yellow Transportation, which has already signed two contracts. These developments partially offset the loss of the South Central license in the UK and of Barraqueiro in Portugal. FCC generated revenues in excess of €5 billion, €2.5 billion of which was contributed to Vivendi Environnement reflecting its 49% interest. Year-on-year, FCC’s revenue contribution increased 16%, reflecting new construction contracts and the award of new concessions for municipal services.

      Operating income generated by our Environmental Services businesses increased 24% to €2 billion, primarily due to improvements at the water, energy and transportation divisions, combined with increased contribution from FCC. At the water division, increased earnings were primarily due to the benefits of productivity plans in France, a restructuring program of the former US Filter international operations, development of industrial clients and contacts signed in 2000 and new contracts signed in 2001. At the energy division, the earnings increase was due to an improved performance in France, benefits from the Dalkia-EDF agreement and the development of international activities. Operating income at the waste management division was flat year-on-year as declines in France, due to the fall in the price of paper and tougher competition, and difficulties in North America and to a lesser extent Australia were offset by improvements in the UK and new acquisitions. Year-on-year, FCC’s operating income contribution increased approximately 11%, reflecting the favorable market for environmental and construction businesses in Spain.

      Despite the challenging economic environment, Vivendi Environnement won numerous new contracts in 2001, both in France and internationally. More recently they have obtained several new contracts including, municipal contracts signed in Poland (Tarnowskie Gory and Miastecczko Slaskie), Jordan (Ramtha) and Eastern Europe (Vilnius and Tallinn) and industrial contracts with Thomson MultiMedia in Italy and the Futuroscope leisure park near Poitiers in France. These new contracts, together with Vivendi Environnement’s continued focus on developing its core businesses while disposing of non-core assets such as the Filtration and Separations Group and Bristol will strengthen and benefit future results and indicate that Vivendi Environnement is well positioned for 2002 and beyond.

2000 Versus 1999 (Restated)

      Actual — Revenues, at €26.5 billion, increased 26%, 10% of which resulted from the full-year impact of acquisitions made in 1999, principally US Filter in water and Superior Services in waste management. Favorable foreign currency exchange rate movements accounted for 5% of the revenue growth with the remaining 11% resulting from organic growth. Revenues from the water business were €12.9 billion, an increase of 23%, including 10% organic growth. Organic growth was generated by new contracts outside France and the steady development of waterworks in France. Revenues from the waste management business were €5.3 billion, an increase of over 50%, of which organic growth was in excess of 13%. Organic growth resulted from a number of new contracts and increases in volumes and the price of paper. In the energy business, revenues increased 14% to €3.2 billion, including almost 10% organic growth generated by cogeneration facilities in France and expansion in Northern and Eastern Europe. The transportation business generated revenues of €3.1 billion, up 29%, including organic growth of 13%, which resulted primarily from the development of the Stockholm and Melbourne contracts outside France and urban contracts within France. FCC generated revenues in excess of €4 billion, €2 billion of which was contributed to Vivendi Environnement’s consolidated revenue, reflecting its 49% interest.

      Operating income, at €1.9 billion, increased 28%, 12% of which resulted from 2000 acquisitions and full-year impact of the 1999 acquisitions, primarily US Filter and Superior Services. Favorable foreign currency exchange rate movements accounted for 6% of the growth with the remaining 10% resulting from organic growth, principally in the water, energy and transportation divisions. Operating income generated by the water division increased 35% including over 11% from organic growth. Organic growth resulted from new contracts acquired outside France, steady activities in the United States and the benefits of a cost management policy. The waste management division generated operating income of €399 million, an increase of almost 45%, primarily as a result of acquisitions. Operating income from the energy business increased approximately 13% to €191 million, including organic growth of 16%. The transportation division generated operating income of €108 million, an increase of in excess of 14%, primarily due to the favorable evolution of Stockholm and British contracts. FCC generated operating income of €208 million, an increase of 12%.

Liquidity and Capital Resources

      Vivendi Universal uses a combination of cash generated from operating activities, debt, equity offerings and proceeds from the sales of businesses and other investment holdings to fund its expansion and acquisition activities.

      Financial Position — At December 31, 2001, Vivendi Universal had €41.8 billion of debt, €4.7 billion of cash and cash equivalents and €36.7 billion of shareholders’ equity compared to €38.8 billion of debt, €3.3 billion of cash and equivalents and €56.7 billion of shareholders’ equity at December 31, 2000. Of the total debt, our Media & Communications businesses accounted for €23.2 billion and €23.3 billion at December 31, 2001 and 2000, respectively. At December 31, 2001, long-term debt was €27.8 billion, of which 65% was denominated in euros with an average cost of 4.60% versus 4.82% in 2000, 16% was denominated in US dollars with an average cost of 4.35% and 15% was denominated in pounds sterling with an average cost of 1.00%. Overall, the average cost of debt in 2001 was 4.02% versus 5.15% in 2000. Vivendi Universal’s net debt at December 31, 2001 was €28.9 billion as summarized below:

			Total
	Media &	Environmental	Vivendi
	Communications	Services	Universal

	(In millions of euros)
Long-term debt(1)	€14,718	€13,059	€27,777
Bank overdrafts and other short-term borrowings(1)	8,506	5,497	14,003

Total debt	23,224	18,556	41,780
Less:
Cash and cash equivalents(1)	(1,871)	(2,854)	(4,725)
Other marketable securities(1)	(3,432)	(341)	(3,773)
Financial receivables(2)	(3,325)	(1,078)	(4,403)

Net debt	€14,596	€14,283	€28,879

(1)	Separate line item in the consolidated balance sheet.

(2)	Comprised of €2,948 million of short-term loans receivable (separate line item in the consolidated balance sheet) and €1,455 million of net interest bearing long-term loans receivable (included in other investments in the consolidated balance sheet).

      Net Cash Flow from Operating Activities — Net cash flow provided by operating activities totaled €4.5 billion in 2001, an increase of €2 billion from 2000. The increase was attributed to operating earnings generating incremental cash flow of €1.1 billion and improvements in working capital of €1.5 billion, partially offset by approximately €600 million of cash payments made for the settlement of restructuring and merger-related liabilities. Of the improvements in working capital, €0.8 billion was generated by Vivendi Environnement primarily due to the implementation of a receivables securitization program. In 2000, operating activities provided net cash of €2.5 billion compared to €0.8 billion in 1999. The significant improvement was primarily due to increased earnings generated by our Telecoms, Publishing and Environmental Services businesses.

      Net Cash Flow from Investing Activities — Net cash flow provided by investing activities was €4.3 billion in 2001 compared to net cash flow used for investing activities of €1.5 billion in 2000. Contributing to cash from investing activities was €9.4 billion from the sale of our spirits and wine business and €4 billion from the disposal of our investment in BSkyB, partially offset by capital expenditures for tangible and intangible assets net of sales proceeds of €4.9 billion and the acquisitions of Houghton Mifflin for €2.0 billion and Maroc Telecom for €2.4 billion. In 2000, net cash used for investing activities was €1.5 billion compared to

€12.9 billion in 1999. The significant decrease primarily reflects fewer strategic acquisitions paid for in cash in 2000 compared to 1999. Purchases of investments were €3.1 billion in 2000, €8.8 billion lower than in 1999. Capital expenditures were €5.8 billion in 2000, €0.7 billion higher than 1999. Proceeds from the disposal of investments and fixed assets were €6.9 billion in 2000 compared to €4.5 billion in 1999, mainly attributable to the divestiture of non-core real estate, construction assets and GPU power generation plants.

      Net Cash Flow from Financing Activities — In 2001, net cash flow used for financing activities was €7.5 billion, the principal components of which included; a €5.9 billion repayment of long-term borrowings and other liabilities, a €1.7 billion decrease in short-term borrowings, the purchase of treasury stock for €4.3 billion and cash dividends paid of €1.4 billion, partially offset by €5.2 billion proceeds from the issuance of long-term borrowings and other liabilities and €0.6 billion net proceeds from the issuance of common stock. In 2000, net cash flow used for financing activities was €0.6 billion compared to net cash provided by financing activities of €13.7 billion in 1999. The year-on-year variance was primarily due to the Merger Transactions. In July 2000, the sale of 37% of Vivendi Environnement through an IPO contributed to an increase in financing transactions of €3.8 billion.

      Generally, we meet our long-term financing needs through the issuance of bonds and convertible debt and adapt to changes in these needs through the issuance of commercial paper and through short-term credit facilities. However, in certain instances we may utilize a variety of arrangements that are common practice in the industries in which our businesses operate. For example, in order to effectively manage our capital needs and costs in the film business, we may utilize a variety of arrangements, including co-production, insurance, contingent profit participation and the sale of certain distribution rights. Cegetel Group, CANAL+ Group and Vivendi Environnement utilize certain asset securitization programs, which provide for accelerated receipt of cash. Cegetel Group and Vivendi Environnement also utilize vendor financing arrangements to finance equipment purchases. Our principal financing arrangements are as follows:

      Commercial Paper Programs — Vivendi Universal and its subsidiaries have established three commercial paper programs totalling €9.3 billion (€4.5 billion for Vivendi Universal, €4.0 billion for Vivendi Environnement, €0.8 billion for Cegetel). The Banque de France, through yearly renewal authorizations, regulates the commercial paper program and has given Vivendi Universal the top ranking of “excellence”. During 2001, the three programs have been drawn for an average amount of €5.9 billion (€3.8 billion for Vivendi Universal, €1.9 billion for Vivendi Environnement, €0.2 billion for Cegetel). At December 31, 2001, commercial paper outstanding was €5.1 billion (€3.0 billion for Vivendi Universal, €1.9 billion for Vivendi Environnement, €0.2 billion for Cegetel). Although Vivendi Universal has the ability and intent to refinance such borrowings, outstanding commercial paper is classified as short-term on the balance sheet.

      Revolving Credit Agreements — The commercial paper programs are supported by back-up lines provided by different banks. Their amount always exceeds the total outstanding amount of commercial paper issued. During 2001, €6.2 billion lines were active, on a 364 days revolving commitment, at a weighted average price of 0.35% over one month Euribor. At December 31, 2001, the back-up lines represented €7.8 billion (€4.0 billion for Vivendi Universal, €3.0 billion for Vivendi Environnement, €0.8 billion for Cegetel), all of which were unused and available. Of the total, €4.15 billion expires in less than a year and €3.65 billion expire between two and five years. Additional revolving credit lines would need to be established in order for Vivendi Universal to issue commercial paper to the full capacity of those programs, however, in 2001 Vivendi Universal’s funding needs did not require full utilization of the commercial paper programs.

      Euro Medium Term Note Facility — In 2000, Vivendi Universal established two euro medium term note facilities totaling €6 billion (€2 billion for Vivendi Universal and €4 billion for Vivendi Environnement), which is available for general corporate purposes and provides a general documentation (or terms and conditions) framework. For Vivendi Universal, a series of nine medium term bonds have been issued under the facility. During 2001, the maximum borrowings outstanding were €0.9 billion, and the average balance outstanding was €0.8 billion at a weighted average interest rate of 4.46%. At December 31, 2001, Vivendi Universal had €0.2 billion outstanding under the facility. Vivendi Environnement had €2.8 billion outstanding under this facility at December 31, 2001, of which €2.0 billion matures June 27, 2008 at a three month Euribor rate and €0.5 billion matures in November 2005 at fixed interest rate of 4.87%.

      Asset Securitization Programs — Vivendi Universal, through Cegetel Group, CANAL+ Group and Vivendi Environnement, has certain asset securitization facilities, which provided for the accelerated receipt of approximately €1.5 billion of cash in 2001. Assets securitized under these facilities consist of accounts receivable at Cegetel Group, CANAL+ Group and Vivendi Environnement. At Cegetel Group, accounts receivable from retailers, subscribers and other operators have been sold, without recourse, to a financial institution under a five-year program, maturing in 2005, subject to a preferential interest rate of Euribor + 0.25%. The financing has been executed through a special conduit, rated by S&P and Moody’s, which issues commercial paper on the market. At December 31, 2001, Cegetel Group’s accounts receivable securitized were €397 million out of a total available facility of €450 million.

      At CANAL+ Group, future accounts receivable in France have been sold partially without recourse to a bank, which has provided a corresponding facility of €305 million, at the preferential interest rate of Euribor all-in. The financing was established in May 1999 within the framework of a four-year contract but has subsequently been refinanced and structured through a special conduit, the shares of which are rated on the market. Under the terms of the contract, securitized accounts receivable represent four months revenues. The actual four-month revenues of CANAL+ Group in France, at approximately €450 million, are significantly higher than the available facility.

      Vivendi Environnement, through some water business entities, has certain asset securitization facilities, which provided for the accelerated receipt of approximately €790 million of cash in 2001. Assets securitized under these facilities consist of accounts receivable.

      The balances outstanding on Cegetel Group’s and CANAL+ Group’s asset securitization programs are recorded in the Consolidated Balance Sheet as long-term debt, those of Vivendi Environnement are off-balance sheet items.

      Vendor Financing — In 1996/1997, Vivendi Universal, through Cegetel Group, entered into arrangements with several vendors to finance certain amounts payable for telecommunications and network equipment. These financing arrangements are based on promissory notes issued by Cegetel Group, which have been refinanced by financial institutions. They currently have an average maturity of two years, are unsecured and contain similar customary default and material adverse change clauses as standard bank loans. Although these financing arrangements enjoy favorable conditions in terms of interest rate, they are being utilized less by Cegetel Group. At December 31, 2001, Cegetel Group had €847 million of vendor financing outstanding (€122 million due within one year), which was recorded as other liabilities in the Consolidated Balance Sheet.

      Long-term Borrowings — Long-term borrowings recorded in the balance sheet primarily consist of standard bonds and bank loans, however, Vivendi Universal commonly uses convertible and/or exchangeable debt, which represents long-term debt convertible/ exchangeable for common stock of another publicly traded company or Vivendi Universal itself. Generally, the bondholder may choose to receive either cash or the underlying security at settlement. Should the underlying security decline in value, this may result in the recording of an allowance related to the valuation of the security by Vivendi Universal and could result in the bondholder electing to receive cash at settlement. (For further discussion of long-term borrowings see Item 18 — Financial Statements — Note 5 Debt).

      Titres Subordonné Remboursable en Actions Prioritaires (TSAR) — In December 2001, Vivendi Environnement, through its subsidiary Vivendi Environnement Financière de l’Ouest (VEFO), issued obligated mandatorily redeemable security of subsidiary holding parent debentures for €300 million, with a maturity in December 28, 2006. As a result of its features, the TSAR is recorded as minority interest in the balance sheet.

      Generally, most long-term financing arrangements entered into by Vivendi Universal contain customary default and material adverse change clauses, which could lead to an acceleration of debt repayment. Some facilities provide for early redemption of certain debt if Vivendi Universal is downgraded below BBB-(S&P) or Baa3 (Moody’s). In addition, the total return swap agreements set up at the time of the sales of BSkyB and AOL Europe provide for an early unwind if Vivendi Universal is downgraded below BBB- (S&P) or Baa3 (Moody’s). Likewise, a downgrade would limit Vivendi Universal’s access to the commercial paper market.

      On May 3, 2002, Vivendi Universal was informed of the decision of the Moody’s rating agency to downgrade its senior debt ratings from Baa2 with a negative outlook to Baa3 with a stable outlook. On May 6, 2002, S&P lowered its rating of Vivendi Universal’s short-term debt from A3 to A2. These decisions have no impact on Vivendi Universal’s cash situation. They do not trigger any renegotiation clauses or advance repayments of bank credit lines. In addition, Vivendi Universal’s use of commercial paper is covered by back-up, the availability of which will not be affected by the ratings changes. Further downgrades by either S&P or Moody’s could result in liquidity problems and could affect our ability to make payments on outstanding debt instruments and to comply with other existing obligations. As of May 28, 2002, we have a BBB rating from S&P and a Baa3 rating from Moody’s and are in compliance with all covenants. Other facilities require certain coverage ratios to be met; for example, EBITDA/ Net Financial Expense and Debt/ EBITDA. The asset securitization programs at Cegetel Group and CANAL+ Group are subject to certain collection requirements and other measurement ratios. If these were to deteriorate, financing could be withdrawn or have to be renegotiated.

      Contractual Obligations, Commercial Commitments and Contingent Liabilities — The following table summarizes information on Vivendi Universal’s most significant contractual obligations and commercial commitments at December 31, 2001:

	Payments due by period

		Less than	Between 1	Between 2	After
	Total	1 year	and 2 years	and 5 years	5 years

	(In millions of euros)
Long-term debt(1)	€27,777	€ —	€3,434	€14,288	€10,055
Sports rights(2)	1,482	432	851	186	13
Broadcasting rights(3)	2,776	822	932	803	219
Creative talent and employment agreements(4)	886	539	161	173	13
Operating leases(5)	4,668	652	613	1,536	1,867
Real estate defeasances(6)	653	—	—	—	653
Public service contracts(7)	223	37	33	80	73

Total	€38,465	€2,482	€6,024	€17,066	€12,893

(1)	Long-term debt recorded in the balance sheet of which €14.7 billion relates to Media and Communications businesses and €13.1 billion relates to Vivendi Environnement (See “Item 18 — Financial Statements — Note 5 Debt”).

(2)	Exclusivity contracts for broadcasting sporting events by CANAL+ Group, recorded in the balance sheet (€1,440 million in other non-current liabilities and €42 million in provisions and allowances).

(3)	Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity by CANAL+ Group.

(4)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally in the Music and TV & Film businesses.

(5)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, of which €2.0 billion relates to Media & Communications businesses and €2.7 billion relates to Vivendi Environnement.

(6)	Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back arrangement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate €34 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately €28 million. The difference between Vivendi Universal’s rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable.

(Note: In addition to these lease obligations, capital lease obligations of €997 million are included in long-term debt as required under French GAAP when the lease contract includes a purchase option, known in France as “credit bail”).

(7)	Minimum future payments for fees obligation with local authorities assumed under certain public service contracts by Vivendi Environnement and its subsidiaries.

      In addition to the above, Vivendi Universal and its subsidiaries have various contingent liabilities relating to specific transactions and to certain guarantees given in the ordinary course of business, including performance and financial guarantees, surety bonds and other signature commitments. Those significant items relating to our Media & Communications businesses are as follows:

•	On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of US$1 billion; however, any individual claim must exceed US$10 million to qualify for indemnification and the purchasers would only receive indemnification for qualified claims which exceed US$81.5 million in the aggregate. In addition, Vivendi Universal provided an indemnity to Diageo potentially worth hundreds of millions of dollars and relating to certain litigation involving the Captain Morgan Rum brand. However, the parties to that litigation recently agreed to a settlement pursuant to which, among other things, Vivendi Universal agreed to pay Diageo US$75 million if it were to sell its Malibu Rum Business to Allied Domecq plc and obtain the dismissal of all Captain Morgan Rum litigation with prejudice. Upon the closing of the sale and dismissal of the litigation and payment of the US$75 million by Vivendi Universal, all of the Vivendi Universal indemnification obligations related to this litigation will be extinguished. The Stock and Asset Purchase Agreement also provides for post-closing adjustments to the purchase price received by Vivendi Universal based upon, among other things, the spirits and wine business’s Closing Net Indebtedness and Closing Net Working Capital (as defined in the Stock and Asset Purchase Agreement).

•	As discussed in Notes 2 and 14 to our consolidated financial statements, concurrent with Vivendi Universal’s sale of 400.6 million BSkyB ordinary shares to the QSPEs, Vivendi Universal entered into a total rate of return swap with the financial institution that holds the QSPEs’ exchangeable debt. At inception, the swap provided Vivendi Universal with a subordinated economic interest in 89% of 400.6 million BSkyB ordinary shares through October 2005. As described below, the swap was partially terminated in December 2001.

Based on BSkyB’s ordinary share price at December 31, 2001, if BSkyB’s ordinary share price were to decline to €0.0, Vivendi Universal’s financial statement exposure to the financial institution under the total rate of return swap after December 31, 2001 could be as much as approximately €2.6 billion under French GAAP and €3.1 billion under US GAAP, depending on the pattern and timing of decline in BSkyB’s share price. For French GAAP purposes, the €2.6 billion exposure includes the potential loss of the €1.0 billion asset Vivendi Universal recorded in its balance sheet at December 31, 2001 relating to these transactions (Note 14 to our consolidated financial statements) and €1.6 billion that is not reflected as either an asset or liability in Vivendi Universal’s French GAAP balance sheet at December 31, 2001. For US GAAP purposes, the €3.1 billion exposure includes the potential loss of the €0.5 billion asset Vivendi Universal recorded in its balance sheet at December 31, 2001 relating to these transactions (Note 14 to our consolidated financial statements) and €2.6 billion that is not reflected as either an asset or liability in Vivendi Universal’s US GAAP balance sheet at December 31, 2001. The pattern and timing of any decline in BSkyB’s share price after December 31, 2001 would affect Vivendi Universal’s exposure under the total rate of return swap due to the swap’s reset mechanism described in Note 2 to our consolidated financial statements; a relatively slower, steady rate of decline in BSkyB’s share price would tend to increase Vivendi Universal’s exposure under the swap as compared with an immediate drop in the share price. The maximum amount of cash that Vivendi

Universal would have to pay to the financial institution under the total rate of return swap if the BSkyB share price were to decline to €0.0, would be approximately €2.6 billion.

Vivendi Universal’s proceeds from the December 2001 partial swap settlement relative to 150 million BSkyB ordinary shares was net of the financial institution’s structuring and facilitation fees of €34 million related to the financial institution’s issuance of share certificates redeemable for 150 million BSkyB ordinary shares in December 2001. If similar transactions occur in settling the remaining 250.6 million BSkyB ordinary shares covered by the total rate of return swap at December 31, 2001, structuring and facilitation fees absorbed by Vivendi Universal would be negotiated by Vivendi Universal and the financial institution based on market conditions at the time of settlement. Assuming terms identical to the December 2001 swap settlement, those fees would be €56 million (€37 million after tax) on the 250.6 million BSkyB shares covered by the swap at December 31, 2001, and would be recognized by Vivendi Universal, under French GAAP, when the swap is settled. Under US GAAP, the fees are reflected in Vivendi Universal’s US GAAP fair value measurement of the total rate of return swap at December 31, 2001, as described in Note 14 to our consolidated financial statements.

In connection with the financial institution’s issuance of the share certificates described in Note 2 to our consolidated financial statements, Vivendi Universal indemnified the financial institution for any amounts the financial institution is required to pay and/or deliver to holders of those share certificates that the financial institution does not receive as holder of QSPEs’ exchangeable debt. Vivendi Universal believes any payments it might be required to make under the indemnification, which most likely would result from the commencement of dividend payments on BSkyB’s ordinary shares, would be offset by Vivendi Universal’s receipt, as the QSPEs’ ordinary shareholder, of dividends paid on the QSPEs’ BSkyB shares.

The BSkyB total rate of return swap was settled in May 2002 (see Recent Developments and Note 13 to our consolidated financial statements).

•	In connection with the sale of our investment in the junior preferred shares of AOL Europe (AOLE), Vivendi Universal entered into a total return swap agreement with the financial institution, which expires on March 31, 2003. Under the terms of the agreement, Vivendi Universal retains the financial risk for any instance where AOLE’s net available value is below US$812 million as at March 31, 2003. AOLE’s net available value is contractually defined as “the fair value of AOLE and its subsidiaries’ assets and businesses (including their assets and liabilities, but excluding their indebtedness and other obligations for borrowed money, including guarantees) on a going concern basis, less its aggregate amount of indebtedness and other obligations for borrowed money (including guarantees) and the aggregate amount payable to the holders of any shares of AOLE capital stock ranking senior to preferred E shares upon a liquidation as at March 31, 2003”. The net available value of AOLE will be evaluated by two appraisers in April 2003. In the case of a 10% value difference, a third appraiser will be appointed. At December 31, 2001, the net available value of AOLE did not present any financial risk to Vivendi Universal.

•	In connection with the purchase of Rondor Music International in 2000, there exists a contingent purchase price adjustment based on the market price of Vivendi Universal shares. The contingent purchase price adjustment was triggered in April 2002 when the market price of Vivendi Universal shares fell below US$37.50 for ten consecutive trading days. The liability for this adjustment is approximately US$230 million, a portion of which must be paid in Vivendi Universal shares with the balance payable in shares or cash, at Vivendi Universal’s option. The payment is expected to be paid to the previous owners of Rondor in early 2003.

•	In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

•	In connection with its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monégasque de

Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2002, Société Nationale de Financement can put up to 29% of its interest in Monaco Telecom for €51 million or proportion thereof and its residual 16% interest at fair value. Between May 26, 2002 and December 31, 2009, Société Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be evaluated by two independent appraisers (one nominated by Vivendi Universal and the other by the Principality of Monaco) who will have two months to agree on a value. In the event an agreement is not reached, the two parties will jointly appoint a third appraiser.

•	Under the terms of the partnership agreement signed on April 11, 1997, Cegetel Group agreed to purchase from Société Nationale des Chemins de Fer Français (SNCF) their interest in Télécom Développement over a five year period beginning from the effective date of the partnership agreement on July 11, 1997. The purchase price will be fixed by an expert but should not be lower than €461 million. Additionally, the shareholders agreement includes exit conditions for both parties through a reciprocal buy or sell agreement at a price still to be determined.

•	In connection with its interest in Maroc Telecom, Vivendi Universal and the Kingdom of Morocco contracted a reciprocal call and put option related to a 16% interest in Maroc Telecom currently held by the Kingdom of Morocco. The options can be exercised from September 1, 2003 to June 1, 2005 between the parties at then fair value, except if before September 1, 2003, the Kingdom of Morocco places this 16% interest with a third party investor or if Vivendi Universal exercises preemption rights.

•	In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal has contributed a €940 million surety contract related to vendor financing arrangements. These arrangements, with several vendors, have been entered into to potentially finance amounts payable for network equipment up to a total amount of €1.9 billion. To date, none of this financing has been utilized.

•	In connection with its investment in Cinema Corporation International, Vivendi Universal has provided guarantees related to bank facilities and theatre rentals for approximately €378 million.

•	In connection with the development of Universal Studios Orlando in Florida, Vivendi Universal assumed all commitments initially given by Seagram. These included a completion agreement that guaranteed the completion of three hotels, one of which remains to be completed, and a commitment to cover our proportionate share (25%) of the operating deficit, if any, of the hotels, capped at US$30 million per year.

•	As of April 24, 2002, Vivendi Universal would require a total of approximately 58.9 million of its ordinary shares in order to satisfy the exercise of stock options granted to its directors and officers pursuant to various stock option plans. Vivendi Universal both sells puts and buys calls in order to provide, in part, for its share needs as a result of these outstanding stock options. Except for one put sold in 1998, Vivendi Universal in 2001 sold puts to banks on 19.7 million ordinary shares at exercise prices ranging from €60.40 to €80.00 in 2002 and 3.1 million ordinary shares at an exercise price of €50.50 in January 2003. As of April 30, 2002, approximately 16 million of these puts remain outstanding. Vivendi Universal may settle the puts contractually either by paying an average of €69 in cash per ordinary share for each ordinary share that is put, or by directing the banks to sell to the market each ordinary share that is put and paying the banks the difference, in cash, between the price the banks receive per ordinary share and the strike price (averaging €69). Vivendi Universal may also offer to extend the duration of certain of the puts in exchange for a reduction in the average €69 strike price. Vivendi Universal’s contingent liability relating to these puts is approximately €1.1 billion to settle the 16 million puts outstanding for cash at an average of €69 per put and approximately €540 million to settle the 16 million puts outstanding for cash by paying the banks the difference between the average of €69 per put and the market price per ordinary share of Vivendi Universal as of April 30, 2002. In addition, Vivendi Universal purchases calls on its ordinary shares, from time to time, in order to satisfy the exercise of stock options. In June 2001, Vivendi Universal purchased a call on ordinary shares at a fixed price to satisfy the exercise of stock options that have an exercise price above

€75 per ordinary share. In connection with the purchase of this call, Vivendi Universal sold to the seller of the call 9.5 million treasury shares to enable such seller to manage its risk.

      Significant commitments and contingent liabilities relating to our Environmental Services are as follows:

•	As part of their contractual obligations under concession agreements, Vivendi Environnement and its subsidiaries assume responsibility for the replacement of fixed assets in the publicly-owned utility networks they manage. The estimated replacement costs for which they are responsible over the remaining life of the contracts totals €2.4 billion.

•	In the normal course of business, Vivendi Environnement and its subsidiaries provide specific guarantees that cover both prepayments received and operating/ performance obligations related to major contracts. These guarantees approximated €3.1 billion at December 31, 2001, including: €0.8 billion of performance guarantees issued by subsidiaries of Vivendi Environnement, €0.4 billion of performance guarantees issued by Vivendi Environnement on behalf of its subsidiaries either directly to clients or to financial institutions as counter guarantees and €0.2 billion in financial guarantees given by US Filter for projects undertaken with its industrial customers.

•	In connection with the acquisition of 49% of B 1998 SL, the Spanish holding company that owns 56.5% of FCC, Vivendi Universal granted an option to the primary shareholder of the holding company. This option grants the primary shareholder the right to sell to Vivendi Universal, at any time between April 18, 2000 and October 6, 2008, their remaining 51% in the holding company at a price based on the average market value of FCC’s shares during the three months preceding the exercise of the option (up to 7 times FCC’s EBITDA or 29.5 times FCC’s earnings per share for the previous year, whichever is lower). At December 31, 2001, Vivendi Universal would have had to pay an estimated €812 million if the option were to have been exercised.

•	Vivendi Environnement has a potential obligation of approximately €613 million under the Berlin water contract to pay previous land owners, not indemnified by the Berlin government, who may present claims for payments.

      Significant commitments and contingent liabilities relating to our Non-Core businesses, primarily real estate operations, are as follows:

•	As previously discussed, in December 2000, Vivendi Universal sold a 49.9% interest in Sithe to Exelon for approximately US$696 million, the net proceeds of which were approximately US$475 million. As a result of the transaction Exelon became the controlling shareholder of Sithe and Vivendi Universal retained a minority interest of approximately 34%. Vivendi Universal’s remaining interest is subject to a put and call option. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. Under the terms of the contract the price is subject to a cap and a floor.

•	Two guarantees capped at €250 million each extended when Vivendi Universal sold its hotel business to a consortium composed of Accor, Blackstone and Colony, and sold several office towers and housing complexes to Unibail.

•	Various other pledges and guarantees to banks related to real estate operations, which individually range from €43,000 to €46 million and together total €371 million.

      Litigation Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations.

      For further discussion of litigation see “Item 8 — Financial Information — Litigation”.

      Environmental matters Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal’s operations are covered by insurance policies. At December 31, 2001, there were no significant environmental losses.

     Anticipated Future Capital Requirements

      Media & Communications Businesses — We believe our access to external capital resources, together with proceeds from the sale of non-core operations and internally generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility. Our goal for 2002 is to reduce gross debt to a level of approximately €18 billion. Capital expenditures are expected to remain at similar levels over the next years in order to maintain existing facilities, continue research and development and promote the launch of new products and services.

      Environmental Services Businesses We expect that Vivendi Environnement will finance its capital requirements from its net cash flows and existing external financing and, if necessary, a moderate increase in indebtedness.

Effect of Inflation

      Inflation did not have a material effect on our revenue or income from continuing operations in the 1999-2001 period.

Recent Developments

      Acquisition of Entertainment Assets of USA Networks, Inc. — On December 16, 2001, Vivendi Universal, Universal Studios, Liberty, USA and Mr. Barry Diller entered into agreements whereby Vivendi Universal agreed to acquire control of USA’s entertainment assets (programming, TV distribution, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC). These assets will be combined with Universal’s existing film, TV and recreation businesses to form a new entertainment group, VUE, whose common interests will be 93.06% owned by Universal and its affiliates. The transaction is valued at approximately US$10.3 billion, and will be financed through a combination of cash and securities. The transaction closed on May 7, 2002.

      At the closing, USA and its subsidiaries received US$1.62 billion in cash, a 5.44% common interest in VUE and preferred interests in VUE with initial face values of US$750 million and US$1.75 billion (the latter of which is subject to puts and calls settable in up to approximately 56.6 million shares of USA common stock). In connection with the acquisition, Vivendi Universal acquired from Liberty securities of USA (as well as a 27.4% interest in MultiThématiques) in exchange for an aggregate of 37.4 million Vivendi Universal treasury shares. USANi LLC, a subsidiary of USA, canceled (in exchange for the distribution to Universal Studios and its affiliates of interests in certain of USANi LLC’s subsidiaries) the 320.9 million of its shares (currently exercisable into USA common shares) that are owned by Universal Studios and its affiliates as of the closing. In exchange for agreeing to enter into certain commercial arrangements and for other valuable consideration, Vivendi Universal and its affiliates received 60.5 million warrants to purchase shares of USA at varying exercise prices. In addition to these warrants, Vivendi Universal and its affiliates own approximately 56.6 million shares of USA common stock as of the closing.

      Strategic Alliance with EchoStar Communications Corporation — In December 2001, Vivendi Universal and EchoStar Communications Corporation (EchoStar) announced an 8-year strategic alliance in which Vivendi Universal will offer EchoStar’s DISH Network customers in the United States a variety of programming and interactive television services, including five new channels and expanded pay-per-view and video-on-demand movies and events. These services are expected to begin in the fall of 2002. EchoStar will pay customary fees per subscriber to Vivendi Universal once the channels become available. Additionally, Vivendi Universal and EchoStar will also work together on a new programming initiative to develop new satellite-delivered broadband channels featuring interactive games, movies, sports, education and music to be launched within a three year period following the consummation of the agreement.

      Under the agreement, Vivendi Universal made a US$1.5 billion equity investment in EchoStar to provide a portion of the funding for EchoStar’s pending merger with Hughes Electronics Corporation (Hughes), the parent company of DirecTV. In exchange, EchoStar issued Series D Preferred Stock, at an issue price of approximately US$260 per share. This stock has the same economic and voting rights as the Class A common shares into which it is convertible and has a liquidation preference equal to its issue price. Immediately prior to the consummation of the merger with Hughes, the Series D Preferred Stock will be converted into EchoStar Class A common shares, which will then be exchanged for Class A common shares in the combined EchoStar-Hughes upon completion of the merger. As a result of these transactions, Vivendi Universal owns approximately 10% of EchoStar, or less than 5% of the combined EchoStar-Hughes following the proposed merger. Vivendi Universal will also receive contingent value rights, intended to provide downside protection for the price of the Class A common shares to be issued upon conversion of the Series D Preferred Stock. The maximum payment under the rights is US$225 million if the pending merger with Hughes Electronics is completed, or US$525 million if the pending merger is not completed. Any amount owing under these rights would be settled three years after completion of the merger, or 30 months after the merger agreement terminates, as applicable except in certain limited circumstances.

      Divestment of Vivendi Universal Publishing’s Professional Division — Vivendi Universal has entered into an agreement to sell VUP’s B2B and health divisions to two newly formed investment companies led by the Cinven investment fund. Additionally, Vivendi Universal will acquire a 25% interest in the investment companies. VUP’s B2B activities include Groupe Moniteur, Usine Nouvelle, France Agricole, Builder, Barbour Index, Tests and Exposium. VUP’s health activities include Le Quotidien du Médecin, Vidal, Masson, Staywell, MIMS and Doyma. The sale is expected to be finalized in the second quarter of 2002 and is subject to customary closing conditions. There is no assurance that such conditions will be satisfied.

      Sale of Vivendi Universal Treasury Shares — In January 2002, Vivendi Universal sold 55 million treasury shares for total proceeds of €3.3 billion. Proceeds from the sale were primarily used to reduce debt.

      Stream Acquisition — In February 2002, Vivendi Universal and CANAL+ Group, shareholder of TELE+, announced that they had signed an agreement with News Corporation to acquire the Italian digital TV platform Stream, subject to approval by the Italian regulatory authorities with reasonable conditions. In May 2002, the Italian regulatory authority approved the acquisition subject to a number of conditions which are unacceptable to Vivendi Universal. Vivendi Universal has consequently indicated its intent to terminate the merger agreement with News Corporation.

      Disposal of Elektrim Telekomunikacja — In March 2002, Vivendi Universal announced that it had signed a non-binding Memorandum of Understanding with a group financial investors led by Citigroup Investments to sell its 49% interest in Elektrim Telekomunikacja. As part of the agreement, Vivendi Universal will retain a minority interest in the Citigroup-led consortium and will be granted a put option and the investors a call option on this interest. The exercise of the two options will ensure that Vivendi Universal is able to completely withdraw from its investment in Elektrim Telekomunikacja in due course.

      First Acqua Acquisition — Vivendi Environnement announced on May 13, 2002 that its subsidiary, Vivendi Water UK, signed an agreement with First Aqua Holdings Limited (FAH) to acquire First Aqua (JVCo) Limited (First Aqua), the holding company of Southern Water. The consideration is based on an enterprise value of 2 billion pounds sterling, equal to that used for FAH’s acquisition of Southern Water in April 2002 and Southern Water’s estimated average gross regulatory asset value as of March 2002. The deal is conditioned on receipt of UK and European Union regulatory approval, as well as the closing of FAH’s acquisition of Southern Water. In addition, the completion of the acquisition of First Aqua by Vivendi Water UK is subject to the availability of satisfactory long-term, non-recourse financing to refinance First Aqua and Southern Water debt. Following implementation of the refinancing, Vivendi Water UK will invest approximately 420 million pounds sterling, thereby holding a majority of First Aqua’s ordinary equity.

      Disposal of Investment in BSkyB — As previously discussed, Vivendi Universal transferred approximately 96% (400.6 million ordinary shares) of its investment in BSkyB’s ordinary shares and €81 million of money market securities to two QSPEs in October 2001, and concurrently entered into a total rate of return swap with the same financial institution that held all of the QSPEs’ beneficial interests.

      In May 2002, the financial institution sold the remaining 250.6 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal’s payment of related costs.

      For French GAAP purposes, in the second quarter 2002, Vivendi Universal will recognize a pre-tax gain of approximately €1.7 billion upon the termination of the total rate of return swap, net of expenses. This transaction will also result in a reduction of debt of approximately €4 billion.

      For US GAAP purposes, in the second quarter 2002, Vivendi Universal will recognize a pre-tax gain of approximately €0.2 billion upon the termination of the total rate of return swap, net of expenses. Additionally, previously recognized mark-to-market pre-tax gains of approximately €0.8 billion (€0.5 billion in 2001 and €0.3 billion in first quarter 2002) on the total rate of return swap will be reversed. As the October 2001 transaction was originally accounted for as a sale, the termination of the total rate of return swap will result in a reduction of debt of approximately €0.4 billion, equal to the incremental proceeds expected to be received from the transaction.

Cautionary Statement Concerning Forward-Looking Statements

      The Commission des Opérations de Bourse (the COB) in France and the SEC in the US encourage companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This report contains statements that are “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our management with respect to our future operating performance. In the US, these forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that express forecasts, expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects and anticipated cost savings or synergies are forward-looking statements within the meaning of the Act. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from our forward-looking statements as a result of certain risks and uncertainties, many of which are outside of our control, including but not limited to:

      Competition — Many of our businesses operate in highly competitive industries, which require substantial human and capital resources. From time to time, our competitors may reduce their prices, introduce new technologies, products or services or improve the quality of their services in an effort to expand market share. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors. Additionally, our ability to continue to attract and select desirable talent at manageable costs and utilize that talent to create content offerings such as feature films, television series and audio recordings on a timely basis is essential to our content businesses, particularly Music and TV & Film.

      Intellectual Property Rights — The decreasing cost of electronic equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. Similarly, advances in Internet technology have made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties. A substantial portion of our Music and TV & Film revenues are generated from the sale of audio and audiovisual products that are potentially subject to unauthorized copying and/or widespread, uncompensated dissemination on the Internet. If we fail to develop effective means of protecting our intellectual property rights and entertainment-related products and services, or if we fail to obtain appropriate relief through the judicial process, our results of operations and financial position may suffer.

      Customer Preference — A substantial portion of our revenues are generated from the production and distribution of content offerings such as feature films, television series and audio recordings. The commercial success of a film, television series or audio recording depends primarily upon their acceptance by the public, which although difficult to predict, may be influenced by the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors. As we expect the popularity of our content offerings to be a significant factor driving the growth of our communica-

tions services, its failure to produce films, television series and audio recordings with broad consumer appeal could negatively impact our business and prospects for growth.

      Technological Advancements — Many of the industries in which our businesses operate are subject to rapid and significant changes in technology, which are characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and we may not succeed in identifying and developing new products, service opportunities and marketable technologies in a timely manner. Additionally, technological advances may render our existing products obsolete, forcing us to write off investments made in those products and services and to make substantial new investments.

      Economic and Political Conditions — Changes in global and local economic and political conditions may affect all our businesses. We conduct business in markets around the world. The risks associated with conducting business in some countries outside of Western Europe, the United States and Canada can include slower payment of invoices, nationalization of businesses, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among others. We may not be able to insure or hedge against these risks. Furthermore, financing may not be available in countries with less than investment grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

      Financial and Equity Markets — We routinely make investments and engage in projects that may require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and the cost of capital depends on numerous factors, including general economic, financial and equity market conditions, availability of credit from banks and other financial institutions, investor confidence in our businesses, success of current projects and perceived quality of new projects. Changes in any of these factors may affect our access to, or increase our cost of financing, which in turn could negatively impact our results of operations and financial position.

      Foreign Currency Exchange Rate Fluctuations — We hold assets and liabilities, earn income and incur expenses in a variety of currencies. As our financial statements are presented in euros, we must translate these items from their original currency into euros. Consequently, increases and decreases in the value of the euro will impact our results of operations and financial position.

      Legal and Regulatory Requirements — In order to conduct and expand each of our businesses, we may need to maintain, renew or obtain a variety of permits and approvals from regulatory authorities. The process for obtaining these permits and approvals can be lengthy, complex, unpredictable and often costly. If we are unable to retain or obtain the permits and approvals we need, for example, licenses to provide telecommunications services, at a reasonable cost and in a timely manner, our ability to conduct and expand our businesses could be impaired. Additionally, adverse changes in the legal and regulatory environment in which our businesses operate, including changes in accounting standards and taxation requirements, could limit our revenue and/or impose costs on us.

      Government Contracts — Contracts with governmental authorities make up a significant percentage of the revenue of our 63% owned subsidiary, Vivendi Environnement. Vivendi Environnement is subject to various statutes and regulations that apply to companies that contract with governmental authorities that differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the governmental authority to modify or terminate the contract unilaterally in certain circumstances. Although Vivendi Environnement is generally entitled to full indemnification in the event of a unilateral modification or termination of a contract by a governmental authority, such modifications or terminations could reduce its revenue and profits if full indemnification is not available.

      Environmental Liabilities — Each of our businesses, particularly Vivendi Environnement, is subject to extensive and increasingly stringent environmental laws and regulations. Even though we exercise due care in conducting our operations and comply with all applicable laws and regulations, we may, in some circumstances, be required to pay fines or damages under these laws and regulations. Additionally, courts or regulatory authorities may require us to undertake investigatory and/or remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. We could also become subject to claims for personal injury or property damage. Being required to take these actions or to pay environmental damages could substantially impair our business or affect our ability to obtain new business.

      Natural Disasters — Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at our theme parks in California, Florida, Japan and Spain.

      Other — The uncertainties of litigation and other risks and uncertainties are detailed from time to time in our regulatory filings.

      For further discussion of risks and uncertainties see Item 3 — Key Information — Risk Factors.

Item 6:  Directors, Senior Management and Employees

Directors

      The table below shows the names, current principal occupations and recent employment history of the directors of Vivendi Universal.

			Date
		Expiration	Initially
		Date of	Appointed
Name	Principal Business Activities	Current Term	to Board	Age

Jean-Marie Messier	Chairman and CEO of Vivendi Universal.	2004	1998	45
	Chairman and CEO of Vivendi from 1994 to 2000.
	Mr. Messier is also Chairman of the Supervisory Board of Vivendi Environnement and CANAL+ Group, Chairman of Vizzavi Europe and a director of: Alcatel, BNPParibas, Compagnie de Saint-Gobain, LVMH Moët Hennessy Louis Vuitton, UGC Unipart Group of Companies, Echostar Communications Corporation, Fomento de Construcciones y Contratas SA, USA Networks, Inc. and The New York Stock Exchange.
Eric Licoys(3)	Co-COO of Vivendi Universal.	2004	2000	63
	Chairman of Havas Medimedia.
	Advisor to Vivendi’s Chairman from 1997 to 1999.
	Chairman of Lazard Freres & Cie from 1996 to 1997.
	Mr. Licoys is also Vice Chairman of the Supervisory Board of Groupe Express and Vivendi Environnement and a director of Banque Eurofin, Cegetel Groupe, CGEA ONYX, Media Overseas and Vivendi Universal Net.

			Date
		Expiration	Initially
		Date of	Appointed
Name	Principal Business Activities	Current Term	to Board	Age

Bernard Arnault(3)	Chairman and CEO of LVMH/Moët Hennessy Louis Vuitton.	2004	2000	53
	Mr. Arnault is also a Chairman of Christian Dior, Groupe Arnault, Montaigne Participations et Gestion SA, Société Civile du Cheval Blanc, Saint Emilion and a director of Financière Jean Goujon, Christian Dior Couture, Moët Hennessy Inc. (USA) and LVMH Moët Hennessy Louis Vuitton K.K. (Japan).
Edgar Bronfman, Jr.(1)	Special Advisor to the Chairman of Vivendi Universal.	2004	2000	47
	Executive Vice Chairman of Vivendi Universal from December 2000 to March 2002.
	President & CEO of Vivendi Universal Canada Inc.
	President and Chief Executive Officer of Seagram from 1994 to 2000.
	Mr. Bronfman is also a director of USA Networks, Inc., the New York University Medical Center, the Wharton School of University of Pennsylvania and Equitant, Inc.
Edgar M. Bronfman(2)	Former Chairman of the Board of Seagram.	2004	2000	72
	President of World Jewish Congress, World Jewish Restitution Organization, Foundation for Jewish Campus Life (Hillel), Presidential Advisory Commission on Holocaust Assets in the United States, the Samuel Bronfman Foundation, Inc. and Anti-Defamation League, NY Appeal, Director of the American Society for Technion, Weizmann Institute of Science and American Committee and Member of Council on Foreign Relations, Foreign Policy Association and Museum of Jewish Heritage.
Richard H. Brown	Chairman and CEO of Electronic Data Systems Co. since January 1, 1999.	2004	2000	54
	From July 1996 to December 1998, Chief Executive Officer of Cable and Wireless plc.
	From May 1995 to July 1996, President and CEO of H&R Block, Inc.
	Mr. Brown is also a Director of Home Depot Inc. (USA) and Dupont and a Member of the Business Roundtable (BRT), the Business Council, the Advisory Committee on Trade and Policy Negotiations (ACTPN), the US-Japan Business Council, the French-American Business Council and National Security Telecommunications Advisory Committee (NSTAC).

			Date
		Expiration	Initially
		Date of	Appointed
Name	Principal Business Activities	Current Term	to Board	Age

Jean-Marc Espalioux	Chairman of the Directory Board of Accor since 1997.	2004	2000	50
	Previously a member of the Executive Committee of Vivendi and then Deputy CEO of Vivendi.
	Mr. Espalioux is also a director of Fiat France and Air France.
Philippe Foriel-Destezet	Director of Adecco.SA (Switzerland).	2004	2000	66
	Mr. Foriel-Destezet is also Chairman of the Board of Akila Fianance S.A., Nescofin UK Limited and a director of Carrefour S.A. and Securitas A.B.
Jacques Friedmann	Retired Chairman of the Supervisory Board of AXA-UAP (Chairman from 1993-2000).	2004	2000	69
	Mr. Friedmann is also a director of BNP Paribas and Total Fina Elf S.A.
Esther Koplowitz(3)	Director of Fomento de Constructiones y Contratas FCC (Spain), B 1998 S.L. and Dominum Desga SA.	2004	2000	49
	Mrs. Koplowitz is also Member of the Supervisory Board of Vivendi Environnement and President of the Ayuda al Desvalido Foundation.
Marie-Josée Kravis	Senior Fellow, Hudson Institute Inc.	2005	2001	52
	Mrs. Kravis is also a director of The Canadian Imperial Bank of Commerce, Hollinger International Inc., The Ford Motor Company and USA Networks, Inc. Member of the Board of the trustees of the Hudson Institute, the Museum of Modern Art and the Institute for Advanced Study, Member of the US Secretary of Energy’s Advisory Board and Senior Fellow of the Council on Foreign Relations.
Henri Lachmann	Chairman and CEO of Schneider Electric since 1999.	2004	2000	63
	Chairman and CEO of Strafor Facom from 1993 to 1998.
	Mr. Lachmann is also a Director of ANSA, Formelac and a Member of the Supervisory Board of AXA and Groupe Norbert Dentressangle.
Samuel Minzberg	Chairman and CEO of Claridge Inc.	2004	2001	52
	Mr. Minzberg is also a Director of Koor Industries Ltd., Reitmans (Canada) Limited and HSBC Bank Canada.

			Date
		Expiration	Initially
		Date of	Appointed
Name	Principal Business Activities	Current Term	to Board	Age

Simon Murray	Chairman of Simon Murray & Associates.	2004	2000	62
	Mr. Murray is also the Chairman of Gems Ltd. and a director of Hermès International, Cheung Kong Holdings Ltd., Hutchinson Whampoa Ltd. and Tommy Hilfiger Corporation, Orient Overseas (International) Ltd, Pacific Century Regional Developments Ltd, Sino-Forest Corporation, Sunday Communications Ltd, USI Holdings Ltd, Usinor, Yozan Inc., Arnhold holdings Ltd, Senior Adviser to Bain & Company , Group Senior Adviser for Asia to N.M. Rothschild & Sons Ltd (UK), Member of the Advisory Board for Mobile Future Works Inc. and Member of International Advisory Board of China National Offshore Oil Corp.
Serge Tchuruk	Chairman and CEO of Alcatel.	2004	2000	64
	Mr. Tchuruk is also Chairman of Alcatel USA Holdings Corp., Member of the Supervisory Board of Alcatel Deutschland Gmbh an Director of Société Générale, Thalès, Total Fina Elf S.A. and Institut Pasteur.
Marc Viénot	Honorary Chairman and Director of Société Générale.	2004	2000	73
	Chairman and CEO of Société Générale from 1973 to 1997.
	Mr. Viénot is also Chairman of the Supervisory Board of Aventis, Chairman of Paris Europlace and Director of Alcatel, Société Générale Marocaine de Banque and Ciments Français.

(1)	Son of Edgar M. Bronfman.

(2)	Father of Edgar Bronfman, Jr.

(3)	The advance renewal of Mrs. Esther Koplowitz’s and Messrs. Arnault and Licoys’ terms of office as Directors was approved by the shareholders at the Shareholders Meeting on April 24, 2002.

      Other than those described in the footnotes above, there are no familial relationships among our directors and executive officers.

      Our directors are appointed for renewable terms of a maximum of four years, subject to provisions of Vivendi Universal’s statuts relating to age limits.

Senior Management

      The table below shows the names of our senior managers and members of the Executive Committee (other than Jean-Marie Messier and Eric Licoys (listed in the table above under “Directors”)), their current positions and principal responsibilities:

Name	Positions and Responsibilities

Philippe Germond	Chairman and CEO of Cegetel Senior Executive Vice President, Internet & Telecom, of Vivendi Universal
Guillaume Hannezo	Senior Executive Vice President and CFO of Vivendi Universal
Andrew Kaslow	Senior Executive Vice President Human Resources of Vivendi Universal
Doug Morris	Chairman and CEO of UMG
Henri Proglio	Executive Senior Vice President CEO of Vivendi Environnement
Agnès Touraine	Vice Chairman and CEO of Vivendi Universal Publishing

Compensation of Executive Officers, Senior Managers and Directors

Executive Directors

      Executive Directors’ remuneration is determined by the Board of Directors after hearing the Human Resources Committee report.

      It consists of a fixed portion and a variable portion (Bonus).

      The variable portion is based upon the Company’s performance, primarily on its EBITDA growth rate.

      The same applies to all Senior Managers of the Group for whom the Bonus may be adjusted by an increase or decrease of 20 points, based upon cash flow results and synergies achieved.

      To determine the remuneration of the Chairman and CEO and the Executive Directors, the Human Resources Committee referred to a comparative study conducted by a specialized consulting firm on a sample of major US and European communications companies. Vivendi Universal falls between the average and the 3rd quartile of those mentioned in this study.

      The amount of the variable portion of the Chairman and CEO’s 2001 remuneration may be:

•	300% of the base salary if EBITDA grows by 35% or more;

•	250% of the base salary if EBITDA grows by 30% or more;

•	200% of the base salary if EBITDA grows by 25% or more;

      Should EBITDA grow by less than 25%, the Human Resources Committee will determine the remuneration.

      The variable portion of the remuneration paid to the Co-Chief Operating Officers may be up to 200% of their respective base salaries depending on the achievement of performance objectives. Pierre Lescure’s variable remuneration was based on CANAL+’s objectives (75%) and on Vivendi Universal’s objectives (25%). Eric Licoys’ variable remuneration is based on synergy objectives (66.6%) and on Vivendi Universal’s objectives (33.4%).

      During fiscal year 2001, Mr. Jean-Marie Messier, Chairman and CEO, received a gross remuneration of 5,123,611 euros and a net remuneration after taxes from Vivendi Universal of 2,377,971 euros, including benefits in kind. This makes his salary package the sixth highest in the group, behind five American employees. Including the stock options received (835,000 in 2001), this remuneration represents less than 50% of those received by the Chairman of comparable companies. In addition, he received 125,325 euros of director’s fees as a Director of Vivendi Universal and as a Director or member of the Supervisory Board of Vivendi Universal controlled subsidiaries in the sense of Article 233-16 of the French Commercial Code. As of December 31, 2001, Mr. Jean-Marie Messier held 592,810 shares of Vivendi Universal.

      Mr. Edgar Bronfman Jr., Vice Chairman, received a gross remuneration of US$5,872,987 and a net remuneration after taxes of US$3,529,728 from Seagram. In addition he received 31,294 euros of director’s fees as a Director of Vivendi Universal.

      Mr. Eric Licoys, Co-Chief Operating Officer, received a gross remuneration of 2,936,553 euros and a net remuneration after taxes of 1,138,958 euros from Vivendi Universal. In addition he received 113,165 euros of director’s fees as a Director of Vivendi Universal and as a Director or member of the Supervisory Board of Vivendi Universal controlled subsidiaries in the sense of Article 233-16 of the Commercial Code.

      Mr. Pierre Lescure, former Co-Chief Operating Officer, received a gross remuneration of 1,935,239 euros and a net remuneration after taxes of 835,577 euros from CANAL+. In addition he received 58,525 euros of director’s fees as a Director of Vivendi Universal and as a Director or member of the Supervisory Board of Vivendi Universal controlled subsidiaries in the sense of Article 233-16 of the Commercial Code.

Senior Managers

      Among Senior Managers heading up the Group’s Business Units, the ten highest remunerations, nine of them for American employees, totalled 61.2 million euros in 2001.

Non-Executive Directors

      Each Non-Executive Director receives 50,000 euros in director’s fees per year.

      This amount is increased by 11,000 euros for members of the Human Resources Committee and 22,000 euros for members of the Audit Committee. This amount is doubled for the Chairman of each Committee.

      Directors’ fees are paid “pro-rata temporis” based on the dates of appointment or resignation and per quarter served.

      Below is a breakdown of the non-executive directors’ fees paid in 2001.

(in euros)

Mr. Bernard Arnault	57,502
Mr. Jean-Louis Beffa	50,255
Mr. Charles Bronfman(3)	18,752
Mr. Edgar M. Bronfman	45,202
Mr. Richard H. Brown	31,294
Mr. André Desmarais(3)	22,411
Mr. Jean-Marc Espalioux(1)	46,137
Mr. Philippe Foriel-Destezet	45,187
Mr. Jacques Friedmann	46,137
Mrs. Esther Koplowitz(2)	34,603
Ms. Marie-Josée Kravis	17,390
Mr. Henri Lachmann	60,249
Mr. Thomas Middelhoff(3)	22,061
Mr. Samuel Minzberg	12,542
Mr. Simon Murray	34,603
Mr. Serge Tchuruk	56,757

(in euros)

Mr. René Thomas	48,196
Mr. Marc Viénot	74,293

(1)	Mr. Espalioux also collected 43,750 euros in director’s fees from Vivendi Environnement.

(2)	Mrs. Koplowitz also collected 40,625 euros in director’s fees from Vivendi Environnement.

(3)	Mssrs. Bronfman, Desmarais and Middlehoff are no longer directors at the date of this filing.

Board Practices

      Under our statuts, as modified in accordance with the provisions of the French New Economic Regulations Act which came into force on May 18, 2001 and approved at the Shareholders Meeting held on April 24, 2002, our Company is managed by a board of directors composed of no less than three members and no more than eighteen members.

      By way of an exception to the foregoing and pursuant to the exception set forth by law in case of merger, our Board of Directors currently consists of 19 directors. The Board includes 14 independent directors, and six non-French directors, two of them women. Under our statuts, shareholders elect board members for four year renewable terms.

      Our Board of Directors determines the direction in which the Company’s business shall develop and oversees such development. Within the limit of the powers expressly attributed to Shareholders Meetings and subject to the limitations of the Company’s purpose, the Board considers any matter affecting the successful running of the Company and takes decisions to regulate the business affecting it.

          The Board’s jurisdiction

      The Board reviews:

•	The group’s strategic agreements and directions.

•	The group’s new business acquisitions and internally developed activities which could significantly affect its earnings or materially modify its balance sheet structure.

•	The annual, half-yearly and quarterly financial statements and the Audit Committee’s report.

•	Agreements entered into within the group, and at the Audit Committee’s suggestion, the pertinence of the accounting methods used.

•	The terms for implementing the compliance program and the environmental and social report.

•	The annual report of important litigation.

      Based on the Human Resources Committee’s report, the Board determines the stock purchase option plans and decides on the remuneration of the group’s executive directors.

      The general management of the Company is the responsibility of the Chief Executive Officer who may be the Chairman of the Board:

•	The Chairman represents the Board. He organizes and directs its operations and ensures the smooth functioning of the Company’s governing bodies, and that the Directors are in a position to carry out their tasks.

•	The Chief Executive Officer is vested with the broadest powers to act in all circumstances on behalf of the Company. He exercises these powers subject to the limitations of the company’s purpose and subject to those powers expressly attributed by law to Shareholders Meetings and to the Board of Directors. He represents the Company in its relations with third parties and in legal proceedings.

Resignation of, and Consulting Agreement with, Edgar Bronfman, Jr.

      On December 6, 2001, Edgar Bronfman Jr. announced his resignation, effective March 31, 2002, from his position as Executive Vice Chairman of the Board of Directors, pursuant to the provisions of his employment agreement with Seagram, which is guaranteed by Vivendi Universal. In accordance with the employment agreement, Mr. Bronfman effected a voluntary termination of his employment during the thirteenth month following the effective time of the arrangement (December 8, 2000). As set forth in the employment agreement, Mr. Bronfman is entitled, in addition to accrued compensation, to severance payments equal to (1) three times the sum of his annual base salary and target bonus, plus (2) a pro rata portion of his target bonus for the year of termination. In addition, Mr. Bronfman’s employment agreement provides the following additional severance payments and benefits:

•	all unvested stock options outstanding on the date of termination will become fully vested and exercisable, except that the unvested options (described above) granted at the recommendation of the Chairman of Vivendi Universal at the Human Resources Committee’s first meeting on or after the effective time of the arrangement, and all options will remain exercisable for the period applicable to vested options under the applicable option agreement; provided that any termination of employment (other than for cause or by reason of death or disability) will be treated as a retirement for purposes of options and other stock-based plans and agreements of Seagram in which Mr. Bronfman participated as of the commencement of the term of the employment agreement, or any successor plans, programs or arrangements; provided, further that if Mr. Bronfman terminates his employment for good reason based solely on his right to resign during the thirteenth month following the effective time of the arrangement, the options (described above) granted at the beginning of the term of the employment agreement shall be only two-thirds vested and exercisable and the vesting of the other options granted under the employment agreement will not accelerate;

•	the continuation of all medical, life insurance and disability benefits for a period of three years following the termination date, except that those benefits will become secondary to any benefits granted by a new employer;

•	his age and years of service for retirement plan eligibility and certain other purposes will be increased by three years;

•	all unfunded pension benefits will become fully vested; and

•	reimbursement of reasonable expenses incurred for outplacement services during the three-year period following his termination date.

      In the event Mr. Bronfman becomes subject to any excise tax, the agreement entitles him to payment in an amount sufficient to ensure a net after-tax benefit to him that is the same as if no excise tax had been charged.

      From April 1, 2002 through December 31, 2004 (unless terminated earlier in accordance with the consulting agreement by and between Vivendi Universal and Lexa Partners LLC), Mr. Bronfman will serve as Special Advisor to the Chairman of Vivendi Universal.

     Board Committees

      On a motion from its Chairman and CEO, the Board of Directors formed two independent sub-Committees, the Audit Committee and the Human Resources Committee. Each Committee met at least three times in 2001. Their members are chosen among the Directors. The Chairman and members of both Committees receive a specific Directors’ fee deducted from the total of the Board of Directors’ fees allotted by the Shareholders Meeting.

          Audit Committee

      The Audit Committee is comprised of four independent members, Messrs. Marc Viénot, Philippe Foriel-Destezet, Henri Lachmann and Ms. Marie-Josée Kravis. Marc Viénot serves as chairman. The Audit

Committee meet at least once each quarter prior to meetings of the Board of Directors during which yearly, half-yearly and quarterly, individual and consolidated, financial statements are to be considered, and at other times when an event of particular importance to the Company occurs. The Audit committee met four times during the 2001 fiscal year.

      The Audit Committee is responsible for reviewing the annual, half-yearly and quarterly individual and consolidated financial statements, the consistency of our internal control procedures, the audit plan of our internal and external auditors along with their conclusions for controls and the accounting methods and principles that are or may be applicable to our company. The Audit Committee is also advising the Board of Directors on the appointment or re-appointment of the Statutory Auditors. The Audit Committee helps also in preparing the Compliance Program’s annual assessment report and proposes, as needed, any measure which could improve its effectiveness.

      As part of its mission, the Audit Committee can consult, without the Executive Officers being present, the Statutory Auditors and those executives who are responsible for drawing up the financial statements and performing internal controls.

      The Audit Committee reports on its progress, conclusions and proposals to the Board of Directors and gives its opinions, observations and recommendations on topics within its purview, which then are submitted to the Board for review.

          Human Resources Committee

      Previously composed of three members, the Human Resources Committee (formerly, the Compensation Committee) was expanded in 2001 to five members, of whom four are independent, Mr. Edgar M. Bronfmann (Chairman), Ms. Esther Koplowitz and Messrs. Bernard Arnault, Richard Brown and Serge Tchuruk.

      The Human Resources Committee is responsible for submitting proposals for the executive officers’ remuneration, and related subjects, advising the Chairman on stock option and other equity compensation plans, submitting proposals relating to such plans to the executive officers, choosing the group’s executive and non-executive directors, upon proposals of the Chairman, performing a talent survey within Vivendi Universal and advising the Board of Directors on the remuneration of Vivendi Universal’s senior executives.

Nomination of Independent Advisors to the Board

      The Board of Directors may appoint two Independent Advisors chosen for their expertise. They are appointed for a four-year term and are called to attend meetings of the Board of Directors in an advisory capacity.

Employees

      The average number of Vivendi Universal’s employees in 2001 was approximately 381,504 people worldwide. The table below shows a breakdown of employees by business segments:

	Average number	Average number	Average number
	of employees	of employees	of employees
	in 2001	in 2000	in 1999

Media & Communications
Music	12,017	719 *	—
TV & Film	20,344	7,152	22,299	**
Publishing	22,010	22,007		†
Internet	1,138	933		†
Telecoms	30,023	9,603	8,164

Sub-total	85,532	40,414	30,463

Environmental Services	295,285	212,084	171,126
Other***	687 ††	788	74,002

Total	381,504	253,286	275,591

*	Includes only 23 days of Seagram in 2000.

**	Includes only 3 months of CANAL+ in 1999.

***	Includes our Construction and Property activity, the majority of which was disposed in 2000.

†	TV & Film employee numbers for 1999 include Publishing and Internet employees.

††	Represents our employees at headquarters.

      Our employees’ membership in trade unions varies from country to country, and we are party to numerous collective bargaining agreements. As is generally required by law, we renegotiate our labor agreements in Europe annually in each country in which we operate.

      Although we have experienced strikes and work stoppages in the past, we believe that relations with our employees are generally good. We are not aware of any material labor arrangement that has expired or is soon to expire and that is not expected to be satisfactorily renewed or replaced in a timely manner.

Share Ownership

      The total amount of Vivendi Universal’s voting securities owned by its directors and executive officers, other than those related to the Bronfman family, is less than 1%.

      The following table shows the number of Vivendi Universal ADSs beneficially owned by each of the Seagram designees to the Vivendi Universal Board of Directors as of January 8, 2002, the date of the latest amendment to the statement filed with the SEC:

	Number of		Percentage of
Beneficial Owner	Voting Securities		Voting Securities

Edgar M. Bronfman	33,452,083	(1)	3.2%
Edgar Bronfman, Jr.	34,813,876	(2)	3.5%
Richard H. Brown	750		*
Samuel Minzberg	2,248,250	(3)	*

*	Less than 1%

(1)	Includes 31,541,219 ADSs owned indirectly by The Edgar Miles Bronfman Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants (EMBT), and 1,189,212 ADSs owned directly by the PBBT/ Edgar Miles Bronfman Family Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants (PBBT/ EMBFT), trusts for which Mr. Bronfman serves as a trustee, 888 ADSs owned directly by Mr. Bronfman, 452,960 ADSs (as of March 8, 2002) issuable upon the exercise of options which are currently exercisable, and 192,284 ADSs owned by two charitable foundations of which Mr. Bronfman is among the trustees or directors. Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and the PBBT/ EMBFT and with respect to ADSs owned directly by him.

(2)	Includes 31,541,219 ADSs owned indirectly by the EMBT trust for which Mr. Bronfman serves as a trustee, 792 ADSs owned directly by Mr. Bronfman, 3,079,333 ADSs issuable upon exercise of options which are currently exercisable, 192,000 ADSs owned by a charitable foundation of which Mr. Bronfman is among the trustees and 532 ADSs in which Mr. Bronfman has an indirect interest through an investment in the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (based on the value of such investment as of December 4, 2000). Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and with respect to ADSs owned directly by him.

(3)	Includes 2,247,500 Exchangeable Shares owned indirectly by The Stephen Rosner Bronfman Substitute Trust (a trust for the benefit of Stephen R. Bronfman and his descendants and for which Samuel Minzberg serves as a trustee) and 750 ADSs. Mr. Minzberg disclaims beneficial ownership of the foregoing exchangeable shares, except with respect to ADSs owned directly by him.

The Governance Agreement

      We are a party to a governance agreement with certain former Seagram shareholders that are members or affiliates of the Bronfman family (Bronfman shareholders). In addition to the provisions described below, the governance agreement restricts the transfer of Vivendi Universal shares held by the Bronfman shareholders and contains other provisions relating to the ownership, holding, transfer and registration of Vivendi Universal shares. See also “Item 7: Major Shareholders and Related Party Transactions — Related Party Transactions — Share Purchase From Members of Bronfman Family”.

Designees to Vivendi Universal’s Board of Directors

      Under the governance agreement, Vivendi Universal has elected to, and is required to use best efforts to, cause the continuation for a four-year term on its Board of Directors of four former members of Seagram’s board of directors. Two of the four designees are parties to the governance agreement (Edgar M. Bronfman and Edgar Bronfman, Jr.), and the remaining two designees (Richard H. Brown and Samuel Minzberg) are unaffiliated with the Bronfman family (non-Bronfman designees). Our Board of Directors currently consists of 16 members.

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

Number of
Bronfman
Percentage of Initial Investment	Designees

more than 75%	3
more than 50% but less than or equal to 75%	2
more than 25% but less than or equal to 50%	1

      After the initial four-year term, the re-appointment of the non-Bronfman designees will be at our discretion.

      “Vivendi Universal voting securities” are securities that generally entitle the holder to vote for members of Vivendi Universal’s Board of Directors, or securities issued in substitution for such securities, including Vivendi Universal ordinary shares, Vivendi Universal ADSs and exchangeable shares.

Designees to the Committees of Vivendi Universal’s Board of Directors

      For so long as either (i) the Bronfman shareholders have the right to designate at least two members of Vivendi Universal’s Board of Directors or (ii) the Bronfman shareholders are collectively the largest holders of Vivendi Universal voting securities other than Vivendi Universal and its affiliates, we must:

•	appoint and maintain a designee of the Bronfman shareholders as the Chairman of the Human Resources Committee of our Board of Directors;

•	cause the Chairman of the Human Resources Committee to be appointed and maintained as a member of the nominating Committee of our Board of Directors;

•	cause the nominating committee to be responsible for proposing the nomination of all directors, other than the Bronfman designees;

•	cause a designee of the Bronfman shareholders to be appointed and maintained as a member of the audit committee of our Board of Directors; and

•	cause a designee of the Bronfman shareholders to be appointed and maintained as a member of any subsequently formed executive or similar committee if the failure of the Bronfman shareholders to participate would be inconsistent with the purposes of the board and committee participation rights described above.

Stock Option Plans

      Since December 8, 2000, the date on which the Merger Transactions became effective, three main stock option plans were introduced. Those plans involved a total of 29,420,525 options. Under the first plan granted on December 11, 2000, 3,681 optionees were granted 10,886,898 options to purchase stock at a non-discounted exercise price of 78.64 euros (or 67.85 US dollars for options to purchase ADSs). We also introduced an exceptional performance-related stock option plan, known as the “out-performance” plan. The plan, granted on December 11, 2000, involved a maximum of 5,200,000 options (drawn from treasury stock) granted to Vivendi Universal’s 91 principal managers. The stock options were granted at a non-discounted exercise price of 78.64 euros (or 67.85 US dollars for options to purchase ADSs). The accelerated exercise of these options is tied to Vivendi Universal outperforming a combined index comprised of the MSCI Media for 60% and the Stoxx Media for 40%. Under the third plan granted on October 10, 2001, 2,816 optionees were granted 13,333,627 options to purchase stock at a non-discounted exercise price of 48.20 euros (or 44.25 US dollars for options to purchase ADSs). The allocation of stock options is made on the basis of three criteria: level of responsibility, performance, and identification of high-potential managers or those who have carried out significant business operations.

Item 7:     Major Shareholders and Related Party Transactions

Major Shareholders

      To our knowledge, other than with respect to the Bronfman shareholders, as discussed above, no individual shareholder owns beneficially, or exercises control or direction over, 5% or more of the outstanding Vivendi Universal ordinary shares. There are 57,580,251 (excluding exercisable options) Vivendi Universal ADSs and exchangeable shares held by the Bronfman shareholders and subject to the governance agreement. The foregoing shares, collectively, represent approximately 5.5% of the voting securities of Vivendi Universal. The information for the Bronfman shareholders is based on their holdings as of January 2002. The governance agreement is described under “Item 6 — Directors, Senior Management and Employees — Share Ownership — The Governance Agreement”.

Related Party Transactions

Esther Koplowitz and FCC

      In October 1998, Vivendi acquired from Ms. Esther Koplowitz, a member of Vivendi Universal’s Board of Directors, a 49% interest in the holding company that owns 56.5% of FCC. The parties made the economic effect of the transaction retroactive to July 1, 1998. Ms. Koplowitz owns the remaining 51% of the holding company.

      The same month, Vivendi and Ms. Koplowitz signed a shareholders’ agreement providing for shared control of the economic activity of the holding company, FCC and FCC’s subsidiaries (the FCC group). Specifically, the agreement provides that Vivendi and Ms. Koplowitz are to be equally represented in the main executive bodies of the FCC group, i.e., the Board of Directors and executive committees of FCC and its subsidiaries.

      At the same time, Vivendi entered into an option agreement under which Ms. Koplowitz has an option to sell to Vivendi, at any time between April 18, 2000 and October 6, 2008, her 51% interest in the holding company at a price based on the average market value of FCC’s shares during the three months preceding the exercise of the option, up to seven times FCC’s EBITDA or 29.5 times FCC’s earnings per share for the previous year, whichever is lower. In addition, Ms. Koplowitz has a call on the shares of the holding company through which Vivendi Environnement holds its interest in FCC that becomes exercisable in the event Vivendi Universal ceases to hold a majority of the capital of Vivendi Environnement.

Claridge Inc.

      For the period January 1, 2001 through December 1, 2001, Claridge Inc. (Claridge) reimbursed Seagram for the use of aircraft owned by such subsidiary in the amount of US$26,712. The payment represented Claridge’s pro rata share of the applicable operating expenses of the aircraft. For the same period, Seagram paid or accrued rent and reimbursed expenses to Claridge in the amount of Cdn.$133,338 (and Cdn.$2,090 for the current fiscal year) for the use by Seagram of office and parking space and secretarial services. The Charles Rosner Bronfman Family Trust, a trust established for the benefit of Charles R. Bronfman and his descendants, owns all the shares of Claridge. Charles R. Bronfman and Samuel Minzberg are among the directors and officers of Claridge.

The Andrea & Charles Bronfman Philanthropies, Inc.

      For the period January 1, 2001 through December 31, 2001, The Andrea & Charles Bronfman Philanthropies, Inc., a charitable organization, paid or accrued rent and reimbursed Vivendi Universal in the amount of US$67,368 (and US$87,635 during the current fiscal year) for use by such organization of office space in Vivendi Universal’s offices in New York. Andrea Bronfman and Charles R. Bronfman are directors of The Andrea & Charles Bronfman Philanthropies, Inc.

Frank Alcock

      As of December 21, 2001, Vivendi Universal divested the spirits and wine business to which Frank Alcock, Edgar Bronfman, Jr.’s father-in-law, previously provided consulting services.

Item 8:     Financial Information

Consolidated Financial Statements

      See our financial statements in Item 18.

Litigation

      In the ordinary course of its business, Vivendi Universal and its subsidiaries and affiliates are, from time to time, named as a defendant in various legal proceedings. Vivendi Universal maintains comprehensive liability insurance and believes that its coverage is sufficient to ensure that it is adequately protected from any material financial loss as a result of any legal claims made against Vivendi Universal or its subsidiaries.

      British Telecom filed a request for arbitration against Vivendi Universal with the International Court of Arbitration on March 8, 2000, alleging, among other things, that Vivendi Universal breached the Cegetel Shareholders’ Agreement by agreeing with Vodafone to establish a joint venture to develop and market Vizzavi. On November 9, 2000, the court issued a ruling rejecting that claim. The court also ruled, however, that if BT proves that the creation of Vizzavi harmed SFR, BT will be entitled, in its capacity as indirect shareholder of SFR, to compensation from Vivendi Universal. Vivendi Universal believes that there was no such harm and is vigorously defending the claim.

      In December 1999, Vivendi entered into an Investment Agreement with Elektrim SA pursuant to which it acquired 49% of Elektrim Telekomunikacja Sp. Zoo (Telco). Telco in turn holds 51% of Polska Telefonia Cyfrowa Sp (PTC) and 100% of Bresnam following the transfer of these stakes to Telco by Elektrim. In October 1999, Deutsche Telecom (DT) commenced arbitration proceedings in Vienna alleging that Elektrim’s purchase on August 26, 1999 of 13.9% of the PTC shares from four minority PTC shareholders (which gave it a 51% controlling interest in PTC) violated the PTC shareholders agreement by ignoring DT’s alleged rights of first refusal over 3.123% of the PTC shares that were part of those shares transferred to Elektrim on August 26, 1999. DT is seeking (1) a declaration that the transfer of PTC shares to Elektrim on August 26, 1999 was ineffective; (2) alternatively, an order requiring the transfer of 3.126% of the PTC shares to DT; and/or (3) damages in an amount of $135 million. Under the terms of the Investment Agreement, Vivendi Universal may be liable for the first $100 million of any damages awarded to DT against Elektrim. The first hearings for the arbitration took place in November 2001 and further hearings commenced in March 2002 and are expected to continue through May 2002. An arbitral award may be handed down the second half of 2002.

      On December 21, 2001, the sale of Seagram’s Spirits and Wine business to Diageo and Pernod Ricard closed. Since November 2000, Destilería Serrallés, Inc. (Serrallés) has been pursuing a litigation against Joseph E. Seagram & Son, Inc. (JES) and Seagram, alleging that the right of first refusal over certain Captain Morgan trademarks owned by JES contained in a supply agreement between Serrallés and JES would be triggered by the sale of Seagram’s Spirits and Wine business. The case was removed to the United States District Court for the District of Puerto Rico.

      In December 2001, Serrallés and Allied Domecq plc (Allied) filed a new suit against Diageo, seeking control of the “ownership rights” to the Captain Morgan rum brands from Diageo pursuant to the Puerto Rico Civil Code. Vivendi Universal believes that both of the litigations are without merit and has been defending them vigorously.

      Vivendi Universal agreed to certain indemnity obligations to Diageo in Section 2.5 of the Stock and Assets Purchase Agreement — “SAPA” in the event that a court were to have finally determined that Serrallés was entitled to exercise its claimed right of first refusal for the Captain Morgan rum brands, and Serrallés in fact exercised that right. Specifically, if there was any “shortfall” between the “Indemnity Amounts” of $1.638 billion for the US Captain Morgan trademarks and $202 million for the non-US Captain Morgan trademarks and the amount the court ordered that Serrallés pay to exercise the right of first refusal, Vivendi Universal would bear the responsibility for the first $250 million of any such shortfall, any damages awarded (none are presently claimed) and any defense attorney fees and expenses. To the extent these amounts exceeded $250 million, Diageo and Vivendi Universal would each be responsible for 50% of the excess.

      On February 27, 2002, Vivendi Universal entered into a Settlement Agreement with, inter alia, Serrallés, Allied and Diageo providing for the dismissal with prejudice of the above litigations and for releases of all Serrallés and Allied claims relating to Captain Morgan upon the closing of a February 27, 2002 agreement for the sale of certain shares and assets of Diageo’s Malibu Rum business to Allied (the Malibu Rum Sale). In the meantime, pursuant to the Settlement Agreement, the parties filed joint motions for the stay of all of the above litigations.

      Pursuant to Section 2.10 of the SAPA, which was entered into just prior to the closing of the sale of Seagram’s Spirits and Wine Business, Vivendi Universal agreed to pay Diageo $75 million if it were to sell its Malibu Rum Business to Allied and obtain the dismissal of all Captain Morgan Rum litigation with prejudice. Upon the closing of the Malibu Rum Sale, dismissal of the litigations and payment of the $75 million by Vivendi Universal, all of the Vivendi Universal indemnification obligations related to the Serrallés/ Allied Captain Morgan claims under Section 2.5 of the SAPA are extinguished.

      On May 22, 2002, the closing of the Malibu Rum Sale was announced and the releases in the February 27, 2002 Settlement Agreement of all claims by Serrallés and Allied relating to the claimed right of first refusal over Captain Morgan Rum became effective. On May 24, 2002, Stipulations of Dismissal were filed dismissing with prejudice the two above-described litigations filed by Serrallés and Allied in Puerto Rico relating to Captain Morgan Rum.

      In July 1999, a small video retailer located in San Antonio, Texas, filed a lawsuit entitled Cleveland, et al. v. Viacom, et al., Civil Action in the United States District Court for the Western District of Texas, San Antonio Division. The complaint alleges that the home video divisions of the major movie studios, including Universal Studios Home Video, Inc., have conspired with one another, with Blockbuster Inc., a video rental retailer, and with Viacom, Inc., in violation of the federal antitrust laws. The action was filed on behalf of a proposed class of all “independent” video retailers that compete with Blockbuster. Since its original filing, the complaint has gone through several substantive changes, including the substitution of new proposed class representatives, and the addition of claims arising under California law. The core allegation, however, has remained the same: plaintiffs allege that the studios have entered into direct revenue sharing agreements with Blockbuster that include terms that are unavailable to independent video retailers, and that give Blockbuster an unfair competitive advantage. Plaintiffs seek monetary and injunctive relief. Plaintiffs filed a motion asking that the court certify the proposed class. Universal Studios and the other defendants opposed the motion, arguing that the case is not amenable to class treatment. The Court denied plaintiffs’ motion for class certification and the case is now proceeding as an individual, not a class, action. Trial has been set to begin on June 10, 2002. Some of the same plaintiffs in the Texas case filed, on January 31, 2001, a similar case in California, entitled Merchant, et. al. v. Redstone, et al. in the Superior State of California for the County of Los Angeles. This action makes essentially the same claims as are made in the Texas action, but seeks relief solely under California state law. Class certification was also denied in this case, but this case continues on behalf of more than 200 named plaintiffs.

      On December 15, 1999, KirchMedia, a German company, filed an action entitled KirchMedia GmbH & Co. KgaA v. Universal Studios, Inc. and Universal Studios International B.V. in the Superior Court for the County of Los Angeles. KirchMedia and Universal Studios entered into several agreements in 1996 involving the licensing of film and television programming. The agreements also required the plaintiff to allocate to Universal Studios two channels on its German pay television service. Plaintiff alleges that it is entitled to terminate its agreements with Universal Studios on the ground that certain decisions by European regulatory authorities have materially impaired its business and constitute events of “force majeure”. Plaintiff also alleges that Universal Studios has breached its obligations under the parties’ licensing agreements by allegedly failing to provide plaintiff with the quality and/or quantity of film and television programming anticipated by plaintiff. Plaintiff asserted claims for declaratory relief, breach of contract, breach of the implied covenant of good faith and fair dealing, and breach of fiduciary duty. Plaintiff sought an order requiring the return of all monies paid by plaintiff under the parties’ agreements, as well as purported damages in excess of US$500,000,000. Plaintiff also sought punitive damages on its breach of fiduciary duty claims. On February 3, 2000, USG filed a cross-complaint in this action alleging that KirchMedia had breached certain of its obligations under the parties’ Channel Carriage Agreement and that certain entities related to KirchMedia were obligated to indemnify Universal Studios for all damages sustained as a result of KirchMedia’s breach of that agreement. On August 11, 2000, the Court granted Universal Studios’ motion for judgment on the pleadings on the ground that plaintiff’s complaint did not state facts sufficient to constitute a claim. KirchMedia later filed an amended complaint, which Universal Studios moved to dismiss. The Court granted Universal Studios’ motion to dismiss and KirchMedia’s complaint has now been dismissed in its entirety. KirchMedia has indicated that it will appeal this ruling when it is able to, after the conclusion of the entire case at the trial level. Universal Studios has amended its cross-complaint to seek payments that KirchMedia has failed to make.

      Universal Music International Ltd. was served with a FTC subpoena on October 16, 2000 seeking documents pertaining to, among other things, any cooperation or collaboration between Universal Music International Ltd. and Time Warner Inc. or its affiliates relating to audio and video releases by the Three Tenors. On July 31, 2001, the FTC filed a complaint against Universal Music International Ltd. claiming that Universal Music International Ltd. and Time Warner entered into anticompetitive agreements concerning the Three Tenors releases. Universal Music International Ltd. is in the process of responding to the FTC complaint.

      The four antitrust actions described below are subject to ongoing settlement discussions:

      On May 30, 1995, a purported class action was filed in the United States District Court for the Central District of California by retailers of compact discs. The plaintiffs brought the action on behalf of direct purchasers of compact discs alleging that defendants, including Universal Music & Video Distribution, Inc., and PolyGram Group Distribution, Inc., violated the federal and/or state antitrust laws and unfair competition laws by engaging in a conspiracy to fix prices of compact discs, and plaintiffs seek an injunction and treble damages. The defendants’ motion to dismiss the amended complaint was granted and the action was dismissed, with prejudice, on January 9, 1996. Plaintiffs filed a notice of appeal on February 12, 1996. By an order filed July 3, 1997, the Ninth Circuit reversed the District Court and remanded the action. Upon reinstatement of this litigation by the Ninth Circuit, a number of related actions were filed, which all arise out of the same claims and subject matter.

      On February 17, 1998, a purported consumer class action was filed in the Circuit Court for Cocke County, Tennessee by consumers of compact discs, alleging horizontal conspiracy in violation of federal and state statutes, unfair and deceptive trade practices and fraudulent concealment arising out defendants’ distribution and sale of compact discs. UMG filed a motion to dismiss on May 11, 1998, which was denied. The trial date of July 2, 2001 was vacated, and no new trial date has been set. In addition, a motion to limit the case to the residents of one state (Tennessee), rather than 17, has been filed. That motion was set for hearing on March 30, 2002 and was granted. As a result, all plaintiffs from states other than Tennessee are required to file individual suits. The judge set a date for a July 2002 hearing on the question of whether class certification is appropriate. A number of related actions were filed, which all arise out of the same claims and subject matter.

      In May, June, and July of 2000, ninety-four purported consumer class action law suits were filed in various state and federal courts across the country against Universal Music and Video Distribution Corp. (UMVD), UMG Recordings, Inc. (UMGR) and PolyGram Group Distribution, Inc. (PGDI) as well as Sony Music Entertainment Inc., Time Warner Inc., Bertelsmann Music Group, and Capitol Records Inc. (along with companies affiliated with these defendants). Certain recorded music retailers are also named as defendants in some of these actions. Plaintiffs in each of these actions allege that the defendants violated the federal and/or state antitrust laws and unfair competition laws by conspiring to fix the wholesale and/or retail prices of compact discs. Plaintiffs in each of these actions further allege that the purported conspiracy was related in some fashion to the minimum advertised pricing (MAP) policies adopted by each of the record distributor defendants, including UMVD and PGDI. Plaintiffs in these cases seek treble damages and/or restitution as well as attorney’s fees and costs. With respect to the federal cases, there is currently pending before the Judicial Panel for Multi-District Litigation a motion to consolidate and transfer. The Judicial Panel heard the motion on September 22, 2000 and subsequently ruled that the federal cases should be consolidated in Portland, Maine. With respect to the eighteen state cases pending in California, on September 11, 2000, the Court ordered that these cases be coordinated for pretrial proceedings. With respect to the five state cases pending in Florida, on August 31, 2000, the Circuit Court of the 11th Judicial Circuit dismissed them with leave to amend for failure to state a claim upon which relief may be granted.

      On August 8, 2000, the Attorneys General for 42 states and territories filed parens patriae actions in the United States District Court for the Southern District of New York against several recorded music companies, including UMVD and UMGR. The Attorneys General brought this suit on behalf of consumers in their respective states or territories, and they allege that the defendants violated the federal and state antitrust laws and unfair competition laws by conspiring to fix the retail prices of compact discs. The Attorneys General seek treble damages, civil penalties, attorney’s fees, and costs.

      A complaint was filed on December 8, 2000 in a United States District Court in New York by various publishers (Rodgers & Hammerstein) against UMG Recordings and The FarmClub for copyright infringement in connection with the server database created for the subscription service. The motion for summary judgement and/or stay filed by defendants was dismissed. The cross-motion for summary judgement filed by the plaintiffs was granted. Settlement discussions are ongoing.

      Following a change to Australian copyright law in 1998 to permit parallel import of CD’s into Australia, the Australian Competition and Consumer Commission, or ACCC, commenced proceedings against Universal Music Australia Pty Limited (UMA, formerly PolyGram Pty Limited), alleging violations of the Australian Trade Practices Act (TPA), the statute which governs competition law in Australia. The ACCC alleges that UMA took steps to restrict parallel imports into Australia. In December 2001, the court found that UMA had contravened certain sections of the TPA. UMA is appealing the decision.

      MP3.com is currently involved in various copyright infringement suits related to the availability of content on its My.MP3.com service from January to May of 2000.

      MP3.com and certain of its current and former directors and officers are named defendants in seven similar class actions pending in the United States District Court for the Southern District of New York filed during May and June 2001. The complaints allege that the prospectus and registration statement in MP3.com’s initial public offering contained materially false and misleading statements related to underwriting fees, commissions and other economic benefits obtained by the underwriters connected with the offering, including alleged tie-in arrangements between the underwriters and their customers. The complaints allege causes of action under certain sections of the Securities Act and the Exchange Act. These cases were consolidated by order of the court dated September 6, 2001.

      In addition to the above matters, Vivendi Universal and certain of its subsidiaries are parties to other legal proceedings. Litigation and legal proceedings are inherently uncertain and difficult to predict. Based on our understanding and evaluation of the relevant facts and circumstances, we believe that these matters have not had, in the recent past, and are not likely to have significant effects on our financial position or profitability.

Significant Changes

      Except as otherwise disclosed in this annual report, there has been no material adverse change in the financial position of Vivendi Universal since December 31, 2001.

Item 9:     The Offer and Listing

Market Price Information

      Our ordinary shares currently trade on the Paris Bourse and our ADSs trade on the NYSE. The table below sets forth the reported high and low sales prices of Vivendi and Vivendi Universal ordinary shares and ADSs on the Paris Bourse and on the NYSE, respectively (and, for periods before September 2000, the high and low bids for Vivendi ADSs in the over-the-counter market). For periods before the completion of the Merger Transactions on December 8, 2000, the table sets forth price information for Vivendi ordinary shares and ADSs; for periods after that date, the table sets forth price information for Vivendi Universal ordinary shares and ADSs. Each Vivendi ADS represented one-fifth of a Vivendi ordinary share before the completion of the Merger Transactions, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share. To facilitate comparison of information (i) for periods before and after December 8, 2000, price information for the Vivendi ADSs is shown as if each Vivendi ADS represented one Vivendi ordinary share, and (ii) the market prices for periods prior to May 11, 1999 are restated to reflect the 3:1 stock split that occurred on May 11, 1999. Prices are rounded to the nearest cent.

     Last Six Months

	Paris Bourse		NYSE
	(Ordinary Shares)		(ADSs)

	High	Low	High	Low

May, 2002 (through May 22)	€35.73	€28.46	$32.35	$26.75
April, 2002	43.00	35.39	38.91	31.69
March, 2002	50.10	42.64	43.79	37.20
February, 2002	51.30	40.66	43.80	35.65
January, 2002	64.40	49.67	57.90	42.45
December, 2001	62.15	53.60	54.90	48.50
November, 2001	61.05	50.00	53.70	46.30

     Last Two Years by Quarter

	Paris Bourse		NYSE
	(Ordinary Shares)		(ADSs)

	High	Low	High	Low

2002
Second Quarter (through May 22)	€44.24	€28.46	$39.10	$26.75
First Quarter	64.40	40.60	57.90	35.65
2001
Fourth Quarter	62.15	45.65	54.80	42.57
Third Quarter	71.50	40.22	61.01	37.30
Second Quarter	79.70	61.40	69.73	54.85
First Quarter	82.00	61.20	76.00	54.30
2000
Fourth Quarter	€89.65	€68.60	$77.50	$50.00
Third Quarter	97.10	80.30	91.85	70.00
Second Quarter	122.00	85.30	128.75	81.25
First Quarter	150.00	79.10	142.50	81.25

     Last Five Years

	Paris Bourse		NYSE
	(Ordinary Shares)		(ADSs)

	High	Low	High	Low

2002 (through May 22, 2002)	€64.40	€28.46	$57.90	$26.75
2001	82.00	40.22	76.00	37.30
2000	150.00	68.60	142.50	50.00
1999	92.95	61.10	101.65	66.25
1998	72.35	39.82	85.85	43.55
1997	41.98	31.38	51.65	36.65

      We urge you to obtain current market quotations.

Arrangements for Transfer and Restrictions on Transferability

      Our statuts do not contain any restrictions relating to the transfer of shares.

      Registered shares must be converted into bearer form before being transferred on the Paris Bourse and, accordingly, must be recorded in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Paris

Bourse, a tax assessed on the price at which the securities are traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €152,449.02 and at a rate of 0.15% for larger trades. This tax is subject to a rebate of €22.87 per transaction and a maximum assessment of €609.80 per transaction. Non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Item 10:     Additional Information

General

      As of December 31, 2001, there were 1,085,827,519 Vivendi Universal ordinary shares outstanding (including treasury shares). All of the outstanding ordinary shares are fully paid. As of May 22, 2002 we had 20,955,794 ordinary shares in treasury, with a gross book value of €1.44 billion. All of these ordinary shares were issued to Vivendi Universal and were fully paid. Our ordinary shares have a nominal value of €5.50 per share. Vivendi Universal’s statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder.

Share Capital Information

      As of April 24, 2002, we had 1,088,308,703 ordinary shares outstanding. We estimate that as of that date, approximately 34.5% of our shares traded on the Paris Bourse were held by French residents and approximately 20% by residents of the United States (including 5.5% held by members of the Bronfman family and trusts controlled by them).

      As of April 24, 2002, there were 2,053 registered holders of ADSs in the US holding a total of 85,628,597 ADSs.

Undertakings To Increase Vivendi Universal’s Share Capital

      As of December 31, 2001, Vivendi Universal had undertaken to increase its capital in connection with warrants, options, convertible bonds and exchangeable shares.

•	Warrants — In May 1997, Vivendi issued bonus subscription warrants to its shareholders. As of December 31, 2000, 106,036,727 of the warrants were outstanding and exercisable, at a price of €137.0 per 40 warrants, for 3.05 Vivendi Universal ordinary shares per 40 warrants. On May 2, 2001, those warrants expired and no more warrants are outstanding and exercisable;

•	Convertible bonds — In January 1999, Vivendi issued 6,028,369 bonds to the public. Each bond is convertible into 3.047 Vivendi Universal ordinary shares. As of May 22, 2002, 6,024,329 of these bonds were outstanding and convertible into a total of 18,356,131 ordinary shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2003;

•	Vivendi Environnement convertible bonds — In April 1999, Vivendi Environnement issued 10,516,606 bonds to the public. Each bond is convertible into 3.047 ordinary shares of Vivendi Universal or Vivendi Environnement. As of May 22, 2002, 5,331,126 of these bonds were outstanding and convertible into a total of 16,243,941 shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2005;

•	Options granted pursuant to Vivendi Universal share subscription plans — As of December 31, 2001, there were outstanding options to subscribe for 29,506,335 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal’s executive officers, management and employees pursuant to Vivendi Universal’s share subscription plans (including 2,088,037 pursuant to former Vivendi plans and 27,418,298 pursuant to former Seagram plans);

•	As of May 22, 2002, there were outstanding options to subscribe for 27,960,343 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal’s executive officers, management and employees pursuant to Vivendi Universal’s share subscription plans (including 2,039,208 pursuant to former Vivendi plans and 25,921,135 pursuant to former Seagram plans).

•	Convertible Bonds — In connection with the Merger Transactions, we issued on December 8, 2000, bonds redeemable into 401,582,689 Vivendi Universal ordinary shares. These bonds were or are to be redeemed for (i) the ADSs of Vivendi Universal received by holders of Seagram common shares on closing of the merger, (ii) ADSs of Vivendi Universal to be issued to holders of exchangeable shares of Vivendi Universal Exchangeco Inc. when such holders exchange such shares from time to time, (iii) ADSs of Vivendi Universal to be issued to holders of stock options or stock appreciation rights of Seagram on exercise of such options or rights, and (iv) ADSs of Vivendi Universal to be issued to holders of other convertible securities of Seagram, such as the ACES, on conversion of such securities. As of April 24, 2002, bonds redeemable into 44,715,751 Vivendi Universal ordinary shares were outstanding.

      Under the French commercial code, shareholders of French companies such as Vivendi Universal have certain rights to purchase, on a pro rata basis, securities issued by the company.

Options To Purchase Vivendi Universal Securities

      We have several share purchase option plans for the benefit of our executive officers, management and other staff. As of May 22, 2002, options to purchase approximately 58,505,057 Vivendi Universal ordinary shares or ADSs were outstanding pursuant to these plans. The average expiration date of these options was December 2007 and the average exercise price was €67.11 for ordinary shares and $56.64 for ADSs. Options to purchase shares of common stock of MP3.com were converted into options to purchase ADSs of Vivendi Universal on August 28, 2001. As of May 22, 2002, options to purchase approximately 747,313 Vivendi Universal ADSs were outstanding pursuant to these plans. The average expiration date of these options was July 2010 and the average exercise price was US$138.76.

History of Share Capital

      The table below sets forth the history of the share capital of Vivendi Universal, S.A., formerly known as Sofiée S.A. Sofiée was a shell company incorporated in 1987, and on December 8, 2000 it was the recipient of all the assets in connection with the Merger Transactions described under “Item 4 — Information on the Company — History and Development of the Company.”

			Nominal	Nominal Value	Total	Total
Meeting		Number of	Value of	of the	Amount of	Number of
Date	Transaction	Shares Issued	the Shares	Capital Increase	Capital Stock	Shares

12/17/87	Formation	2,500	FF100	FF250,000.00	250,000	2,500
5/14/98	Capital increase	16,784,000	100	1,678,400,000.00	1,678,650.000	16,786,500
6/15/00	Conversion of the capital to euros	0	€ 16	€0.00	268,584,000	16,786,500
6/15/00	Capital increase	0	16.5	0.00	276,977,250	16,786,500
6/15/00	Three-for-one stock split	0	5.5	0.00	276,977,250	50,359,500
12/08/00	Merger Transactions	1,029,666,247	5.5	5,663,164,358.50	5,940,141,609	1,080,025,747
12/31/00	Bonds redemption, warrants conversion, exercise of subscription option	782,696	5.5	4,304,828.00	5,944,446,437	1,080,808,443
1/18/01	Capital increase Group savings Plan 3rd block 2000	343,127	5.5	1,887,198.50	5,946,333,635	1,081,151,570
4/24/01	Bonds redemption, warrants conversion, exercise of subscription option	25,026,898	5.5	137,647,939.00	6,083,981,574.00	1,106,178,468
4/26/01	Capital increase Group Savings Plan 1st block 2001	350,392	5.5	1,927,156.00	6,085,908,730.00	1,106,528,860
06/28/01	Bonds redemption, warrants conversion, exercise of subscription option	11,448,920	5.5	62,969,060	6,148,877,790	1,117,977,780
06/28/01	Cancellation — consolidation of bare legal and beneficial ownership rights	(10,301,924)	5.5	(56,660,582)	6,092,217,208	1,107,675,856
06/28/01	Cancellation Treasury Shares	(22,000,000)	5.5	(121,000,000)	5,971,217,208	1,085,675,856
07/25/01	Capital increase Group Savings Plan 2nd block 2001	917,745	5.5	5,047,597,50	5,976,264,805	1,086,593,601

			Nominal	Nominal Value	Total	Total
Meeting		Number of	Value of	of the	Amount of	Number of
Date	Transaction	Shares Issued	the Shares	Capital Increase	Capital Stock	Shares

09/25/01	Bonds redemption, exercise of subscription option	3,221,230	5.5	17,716,765	5,993,981,570	1,089,814,831
09/25/01	Cancellation — consolidation of bare legal and beneficial ownership rights	(3,153,175)	5.5	(17,342,462.50)	5,976,639,108	1,086,661,656
11/14/01	Bonds redemption, exercise of subscription option	3,304,178	5.5	18,172,979	5,994,812,087	1,089,965,834
11/14/01	Cancellation — consolidation of bare legal and beneficial ownership rights	(3,183,881)	5.5	(17,511,345.50)	5,977,300,741.50	1,086,781,953
11/14/01	Cancellation Treasury Shares	(1,484,560)	5.5	(8,165,080)	5,969,135,661.50	1,085,297,393
12/31/01	Bonds redemption, exercise of subscription option	530,126	5.5	2,915,693	5,972,051,354.50	1,085,827,519
01/17/02	Capital increase Group Savings Plan 3rd block 2001	1,337,609	5.5	7,356,849.50	5,979,408,204	1,087,165,128
01/24/02	Bonds redemption, exercise of subscription option	737,593	5.5	4,056,761.50	5,983,464,965.50	1,087,902,721
01/24/02	Cancellation — consolidation of bare legal and beneficial ownership rights	(203,560)	5.5	(1,119,580)	5,982,345,385.50	1,087,699,161
04/24/02	Bonds redemption, exercise of subscription option	961,530	5.5	5,288,415	5,987,633,800.50	1,088,660,691
04/24/02	Cancellation — consolidation of bare legal and beneficial ownership rights	(351,988)	5.5	(1,935,934)	5,985,697,866.50	1,088,308,703

Organizational Document of Vivendi Universal

Objects and Purposes

      Under Article 2 of our statuts, the corporate purpose of the Company is to engage in all media and communications activities and all activities related to the environment, to manage, acquire and sell securities of other companies and to engage in any transactions related to the foregoing purposes.

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

      Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors and/or its managing directors or one of its shareholders holding more than 5% of voting securities, if any, that cannot be reasonably considered to be in the ordinary course of business of the company and/or is not at arm’s-length, is subject to the board of directors’ prior consent. Any such transaction concluded without the prior consent of the board of directors can be voided if it is harmful to the company. The interested member of the board of directors or managing director can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders at a shareholders’ meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the board of directors and, in some circumstances, the other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its board of directors who is a natural person and/or its managing directors, if any, are prohibited under the French commercial code.

      Our directors are not authorized, in the absence of an independent quorum, to vote compensation to themselves or other directors.

Ordinary and Extraordinary Meetings

     General

      In accordance with the French commercial code, there are two types of shareholders’ general meetings: ordinary and extraordinary.

      Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

•	approving annual financial statements (individual and consolidated);

•	electing, replacing and removing members of the board of directors;

•	appointing independent auditors;

•	declaring dividends or authorizing dividends to be paid in shares; and

•	issuing debt securities.

      Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions.

      Extraordinary corporate actions also include:

•	changing our name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates or convertible or exchangeable securities;

•	establishing any other rights to equity securities;

•	selling or transferring substantially all of our assets; and

•	our voluntary liquidation.

     Shareholders Meetings

      The French commercial code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders’ meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	the Employee Committee in cases of urgency;

•	any interested party in cases of urgency;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 2% of the voting rights of Vivendi Universal; or

•	in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances.

      Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders’ meeting after a public offer or a sale of a controlling stake of Vivendi Universal’s capital.

     Notice of Shareholders Meetings

      We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (the BALO). The preliminary notice must first be sent to the COB. The COB also recommends that the preliminary notice be published in a financial newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the board of directors within ten days of the publication of the notice.

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

      In general, shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the board of directors and various other matters regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors (within ten days of the publication of the preliminary notice in the BALO) by:

•	one or several shareholders holding a specified percentage of shares (as of today 0.5%), or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of Vivendi Universal’s voting rights (as of today 1%).

      The board of directors must submit properly proposed resolutions to a vote of the shareholders.

      Before a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The management board must respond to these questions during the meeting.

     Attendance and Voting at Shareholders Meetings

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

      To participate in any general meeting, a holder of shares held in registered form must have shares registered in his or her name in a shareholder account maintained by Vivendi Universal or on its behalf by an agent appointed by Vivendi Universal at the latest at 3:00 pm (Paris time) on the day preceding the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited his or her shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at the latest at 3:00 pm (Paris time) on the day preceding the meeting.

     Proxies and Votes by Mail

      In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail. Upon decision of the Board of Directors specified in the notice of meeting, shareholders may also vote by internet.

      Proxies will be sent to any shareholder on request. To be counted, those proxies must be received at Vivendi Universal’s registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote those blank proxies in favour of all resolutions proposed by the board of directors and against all others.

      With respect to votes by mail, we are required to send shareholders a voting form. The completed form must be returned to Vivendi Universal at least three days prior to the date of the shareholders meeting.

     Quorum

      The French commercial code requires that 25% of the shares entitled to voting rights must be represented by shareholders present in person or voting by mail or by proxy to fulfill the quorum requirement for:

•	an ordinary general meeting; or

•	an extraordinary general meeting where an increase in Vivendi Universal’s share capital is proposed through incorporation of reserves, profits or share premium.

      The quorum requirement is one-third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

      If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in Vivendi Universal’s share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that are on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders representing at least 25% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders that takes place without a quorum is void.

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

Limitations On Right To Own Securities

      Our statuts contain no provisions that limit the right of shareholders to own Vivendi Universal’s securities or hold or exercise voting rights associated with those securities, except as described under “— Anti-Takeover Provisions.”

Anti-Takeover Provisions

      Our statuts provide that any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of our ordinary shares may be deprived of voting rights for shares in excess of the unreported fraction. Vivendi Universal’s statuts also adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of these shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. This last provision is not applicable to any shareholders’ meeting where a quorum of 60% or more is present.

Anti-Takeover Effects Of Applicable Law Regulations

      In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as Vivendi Universal, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify Vivendi Universal within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers (CMF) within five trading days of the date it crosses these thresholds.

      The French New Economic Regulation Act has also imposed the notification to the CMF of any agreement which provides preferential conditions of acquisition or disposal of shares representing 0.5% or more of the share capital or voting securities, failing which such provision will be unenforceable during the course of a tender offer.

      French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

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

      If any shareholder fails to comply with the notification requirement described above, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a fine.

Vivendi Universal Ordinary Shares

Dividends

      Dividends on our ordinary shares are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved, subject to any conditions imposed by the shareholders at the meeting. The dividend payment date is decided by the shareholders at an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders). Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, the board of directors can decide the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual accounts by the annual ordinary general meeting of shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

Voting Rights

      In general, each Vivendi Universal ordinary share carries the right to cast one vote in shareholder elections. However, our statuts adjust the voting rights of shareholders who own in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. See “Item 10 — Additional Information — Organizational Document of Vivendi Universal — Anti-Takeover Provisions.” This provision is not applicable to any shareholders’ meeting where a quorum of 60% or more is present.

Liquidation Rights

      If Vivendi Universal is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of its shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Pre-emptive Rights

      Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by us for cash, current shareholders will have pre-emptive rights on these securities on a pro rata basis. These pre-emptive rights will require Vivendi Universal to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Pre-emptive rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse.

      A two-thirds majority of our ordinary shares entitled to vote at an extraordinary general meeting may vote to waive pre-emptive rights with respect to any particular offering. French law requires a company’s board of directors and independent auditors to present reports that specifically address any proposal to waive pre-emptive rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own pre-emptive rights with respect to any particular offering.

Amendments To Rights Of Holders

      The rights of holders of our ordinary shares can be amended only by action of an extraordinary general meeting. Pursuant to French law, in some cases where an amendment would increase shareholders’ obligations, a special majority is required for approval. Depending on the particular proposed amendment, the special majority may be two-thirds, three-quarters or unanimity of the voting shares. Consistent with French law, the Vivendi Universal statuts require a quorum of one-third of the voting shares for an extraordinary general meeting.

Material Contracts

      In view of the size and scope of the operations of our Company, we believe that the only contracts to which we or any of our subsidiaries are a party that could be considered material to our Company as a whole are: (i) the transaction agreements, dated December 16, 2001, by and among Vivendi Universal, Universal Studios, Liberty, USA and Mr. Barry Diller, whereby the entertainment assets of Universal Studios and USA were transferred to VUE at the closing on May 7, 2002, described under “Item 4 — Information on the Company — Recent Developments” and “Item 5 — Operating and Financial Review and Prospects — Recent Developments”; and (ii) the governance agreement with the Bronfman shareholders (the principal terms of which are set forth under “Item 6 — Directors, Senior Management and Employees — Share Ownership — The Governance Agreement”).

Exchange Controls

      The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

•	the acquiring party’s intentions; and

•	the acquiring party’s ability to elect directors, and financial reliance by us on the acquiring party.

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

Taxation

      On August 31, 1994, the United States and France entered into the Convention Between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the Treaty). The following is a general summary of the principal tax effects that may apply to you as a holder of our ordinary shares or ADSs for purposes of US federal income tax and French tax, if all of the following apply to you:

•	you own, directly or indirectly, less than 10% of our share capital;

•	you are:

•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust;

•	you are entitled to the benefits of the Treaty under the “Limitations of Benefits” article of the Treaty;

•	you hold your ordinary shares or ADSs of our company as capital assets; and

•	your functional currency is the US dollar.

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

      You are strongly urged to consult your own tax advisor regarding the consequences to you of acquiring, owning or disposing of Vivendi Universal ordinary shares or ADSs, rather than relying on this summary. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to US expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their ordinary shares or ADSs as parties to a straddle or conversion transaction, among others. Those special rules are not discussed in this annual report. The summary is based on the laws, conventions and treaties in force as of the date of this annual report, all of which are subject to changes, possibly with retroactive effect. Also, this summary does not discuss any tax rules other than US federal income tax and French tax rules. Further, the US and French tax authorities and courts are not bound by this summary and may disagree with its conclusions.

Taxation of Dividends

Withholding Tax and Avoir Fiscal

      We will withhold tax from your dividend at the reduced rate of 15%, provided that you have complied with the following procedures:

•	You must complete French Treasury Form RF1 A EU-No. 5052, “Application for Refund,” and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights, at the Centre des Impôts des Non Résidents, 9 rue d’Uzès, 75094 Paris Cedex 2, France.

•	If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

•	you are a resident of the United States for purposes of the Treaty;

•	your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

•	you own all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights;

•	you meet all the requirements of the Treaty for the reduced rate of withholding tax; and

•	you claim the reduced rate of withholding tax.

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

      The Application for Refund, together with instructions, can be obtained from the US Internal Revenue Service or from the Centre des Impôts des Non Résidents upon request. After completing it, you send it to the Centre des Impôts des Non Résidents.

      Under the Treaty, you may be entitled, in certain circumstances, to a French tax credit (called the avoir fiscal). Effective January 1, 2002, under French tax law, a resident of France is entitled to an avoir fiscal in respect of a dividend received from a French corporation. Under regulation n°4 J-2-01 of the French Revenue Code, the avoir fiscal is limited to dividends approved at the annual general meeting of shareholders. The avoir fiscal is equal to 50% of the amount of the dividend for individuals, 50% for companies owning more than 5% of the Company’s capital and 15% for other shareholders. You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

•	you are an individual or other non-corporate holder that is a resident of the United States for purposes of the Treaty;

•	you are a US corporation, other than a regulated investment company that owns less than 10% of our share capital;

•	you are a US corporation that is a regulated investment company and that owns, directly or indirectly, less than 10% of the share capital of our company, provided that less than 20% of your ordinary shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States; or

•	you are a partnership or trust that is a resident of the United States for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to US income tax with respect to such dividends and payment of the avoir fiscal.

      If you are eligible, you may claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities at the Centre des Impôts des Non Résidents before December 31 of the year following the year in which the dividend is paid. As noted below, you will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to US federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors, as applicable, must make this attestation.

      Specific rules apply to the following:

•	tax-exempt US pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403 of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

•	various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

      Entities in these two categories are eligible for a reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible US holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of our capital and that they satisfy the filing formalities specified in Internal Revenue Service regulations.

      The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of ordinary shares or ADSs files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

      For US federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is actually or constructively received by the shareholder in the case of ordinary shares or the depositary in the case of ADSs, to the extent they are paid out of our current or accumulated earnings and profits as calculated for US federal income tax purposes. Dividends paid by our company will not give rise to any US dividends received deduction. Dividends will generally constitute foreign source “passive” income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source “financial services” income for foreign tax credit purposes.

      Also for US federal income tax purposes, the amount of any dividend paid in euros or French francs, including any French withholding taxes, will be equal to the US dollar value of the euros or French francs on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. You will generally be required to recognize US source ordinary income or loss when you sell or dispose of euros or French francs. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the Treaty rate. This foreign currency gain or loss will generally be US source ordinary income or loss.

      To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for US federal income tax purposes, the distribution will be treated as follows:

•	first, as a tax-free return of capital, which will cause a reduction in the adjusted tax basis of your ordinary shares or ADSs in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those ordinary shares or ADSs; and

•	second, the balance of the dividend in excess of the adjusted tax basis in your ordinary shares or ADSs will be taxed as capital gain recognized on a sale or exchange.

      French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your US federal income tax liability, subject to specific conditions and limitations.

The Précompte

      A French company must pay an equalization tax (called the précompte) to the French tax authorities if it distributes dividends out of:

•	profits that have not been taxed at the ordinary corporate income tax rate, or

•	profits that have been earned and taxed more than five years before the distribution.

      The amount of the précompte is 50% of the net dividends before withholding tax.

      If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you. Under the Treaty, the amount of the précompte refunded to US residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte that we actually pay in cash, but not to any précompte that we pay by offsetting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the Centre des Impôts des Non Résidents.

      For US federal income tax purposes, the amount of the précompte will be included in your gross income as dividend income in the year you receive it. It will generally constitute foreign source “passive” income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the précompte will generally constitute foreign source “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euros or French francs, including any French withholding taxes, will be equal to the US dollar value of the euros or French francs on the date the précompte is included in income, regardless of whether the payment is in fact converted into US dollars. You will generally be required to recognize a US source ordinary income or loss when you sell or dispose of the euros or French francs.

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

      In general, for US federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your ordinary shares or ADSs. Any gain or loss will generally be US source gain or loss. If you are an individual, any capital gain will generally be subject to US federal income tax at preferential rates if you meet the specified minimum holding periods. The deductibility of capital losses may be subject to certain limitations.

Passive Foreign Investment Company Rules

      We believe that we will not be treated as a passive foreign investment company, or PFIC, for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

•	75% or more of our gross income is passive income; or

•	our assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of our total assets on average.

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

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” if you transfer your ordinary shares or ADSs by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used the shares in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADSs for that use.

French Wealth Tax

      The French wealth tax does not generally apply to our ordinary shares or ADSs if governance agreement restricts the transfer of Vivendi Universal shares.

United States Information Reporting and Backup Withholding

      Dividend payments on the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding. US federal backup withholding generally is imposed, currently at a rate of 30%, on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply.

      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Dividends

Dividends

      We may only pay dividends out of our “distributable profits,” plus any amounts held in our reserve that the shareholders decide to make available for distribution. These amounts may not include those that are specifically required to be held in reserve by law or our statuts. Distributable profits consist of the unconsolidated statutory net profit we generate in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts made pursuant to law or our statuts. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis.

Legal Reserve

      The French commercial code provides that sociétés anonymes such as our company must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. As of December 31, 2001, the legal reserve amounted 82.16 millions euros. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

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

Distribution of Dividends

      Dividends are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the management board meeting at which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders).

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

      We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The public may also view documents we have filed with the SEC on the internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

Item 11:	Quantitative and Qualitative Disclosures About Market Risk

      As a result of our global operating and financing activities, we are exposed to various market risks, including fluctuations in interest rates, foreign currency exchange rates and equity markets. This risk exposure may adversely affect our operational and financial earnings. In seeking to minimize the risks and costs associated with such activities, we follow a centrally administered risk management policy approved by our Board of Directors. As part of this policy, we use various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. We generally do not use derivative financial instruments for trading or speculative purposes. Our subsidiary, Vivendi Environnement, independently manages its own market risk exposures.

Exposure to Interest Rate Risk

      As a result of our regular borrowing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of notes payable to banks and bank lines of credit used to finance working capital requirements. Long-term debt is primarily comprised of publicly held unsecured notes and debentures and certain notes payable to banks used to finance long-term investments such as business acquisitions. At December 31, 2001, our short-term debt was €14.0 billion and our long-term debt was €27.8 billion, of which 67% or €18.6 billion beared fixed interest rates and 33% or €9.2 billion beared variable interest rates. In 2001, our average cost of debt was 4.02% compared to 5.15% in 2000, reflecting both lower market rates and Vivendi Universal’s ability to raise low cost financing.

      Interest rate risk management instruments used to manage net exposure to interest rate changes, to adjust the proportion of debt that is subject to variable and fixed interest rates and to lower overall borrowing costs include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR variable rate instruments and are considered to be a hedge against the change in fair value of fixed rate debt obligations. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. A hypothetical increase in average market rates of 1% over the year 2002 would result in a decrease (before taxes) in our annual net income of approximately €169 million, assuming a constant financing structure.

Exposure to Foreign Currency Exchange Rate Risk

      As a result of our global operating and financing activities, we are exposed to fluctuations in foreign exchange rates. Our functional and reporting currency is the euro and our major financing activities are generally conducted in the euro and the US dollar. Debt incurred in non-euro currencies is generally used to finance local cash-generating assets in the same currency. At December 31, 2001, our US dollar debt-related exposure was €4.4 billion. We also had a British pound debt-related exposure of €4.2 billion, primarily related to the disposal of our investment in BSkyB. Our debt-related net exposure in other currencies was €1.0 billion.

      Foreign currency risk management instruments used to protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, include forward contracts, option contracts and cross-currency swaps. The gains and losses on these instruments offset changes in the value of the related exposures. At December 31, 2001, we had effectively hedged approximately 80% of our estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted over the following year. The principal currencies hedged were the US dollar, Japanese yen, British pound and Canadian dollar. On the remaining 20% unhedged foreign currency exposures (excluding debt-related exposures), a hypothetical adverse fluctuation in foreign currency exchange rates of 10% would result in a decrease (before taxes) in our annual net income of approximately €139 million.

Exposure to Equity Market Risk

      Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. Generally, we do not use derivative financial instruments to limit our exposure to equity market risk, however, in 2000 and 2001 we hedged certain equity-linked debts using specialized indexed swaps. At December 31, 2001, we retained financial exposure relative to the equity value of our investments in AOL Europe and BSkyB following their disposal during the year. Based upon an evaluation of the estimated value of the AOL Europe shares by a reputable firm, a hypothetical 10% decrease in their market value would not present any financial risk to our company. For BSkyB, we have a financial risk only if the BSkyB share price falls below 629 pence per share. Based on the share price of BSkyB at December 31, 2001, a hypothetical 10% decrease in its market value would not present any financial risk to our company. On our total equity market portfolio, a hypothetical decrease in share prices of 10% from December 31, 2001 would result in a decrease in the value of our portfolio of approximately €231 million.

Exposure to Commodity Risk

      We do not have any significant exposure to commodity risk.

Item 12:	Description of Securities Other Than Equity Securities

      Not applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14:	Material Modifications to the Rights of Security Holders

      None.

Item 15:	[Reserved]

Item 16:	[Reserved]

PART III

Item 17:	Financial Statements

      Not applicable.

Item 18:	Financial Statements

      See our Consolidated Financial Statements beginning at page F-1.

Item 19:	Exhibits

(a) Exhibits:

1.1	Vivendi Universal Restated Corporate statuts (organizational document) (English translation).
2.1	Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi Universal, S.A., The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to the Vivendi Universal Registration Statement on Form 8-A dated December 29, 2000).
2.2	Vivendi Universal agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Vivendi Universal and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Merger Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Canal Plus S.A., Sofiée S.A., 3744531 Canada Inc. and The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30, 2000).
4.2	Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiée S.A. and certain shareholders of The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30, 2000).
4.3	Stock and Asset Purchase Agreement, dated as of December 19, 2000, among Vivendi Universal S.A., Pernod Ricard S.A. and Diageo plc (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
4.4	Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC and Liberty Media Corporation (incorporated by reference to the Vivendi Universal Report of Foreign Private Issuer on Form 6-K dated December 19, 2001).
8.1	Subsidiaries of Vivendi Universal, S.A.

10.1	Indenture among Joseph E. Seagram & Sons, Inc., as issuer, The Seagram Company Ltd., as guarantor, and The Bank of New York, as Trustee dated September 15, 1991 (incorporated by reference to the Seagram Current Report on Form 8-K dated November 8, 1991, as amended (file number 001-02275)).
10.2	Form of First Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the Seagram Registration Statement on Form S-3/A dated June 10, 1999).
10.3	Second Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee, dated as of November 15, 1999 (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
10.4	Third Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee, dated as of January 5, 2001 (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
10.5	Form of Fourth Supplemental Indenture, dated as of March 7, 2001, among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
10.6	Form of Purchase Contract Agreement between The Seagram Company Ltd. and The Bank of New York, as purchase contract agent, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the Seagram Registration Statement on Form S-3/A dated June 10, 1999).
10.7	Supplemental Agreement to the Purchase Contract Agreement entered into by Vivendi Universal, S.A. dated December 8, 2000 (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
10.8	Form of Supplemental Agreement to the Purchase Contract Agreement between The Seagram Company Ltd. and The Bank of New York, as purchase contract agent (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
99.1	Letter from Vivendi Universal to the Securities and Exchange Commission pursuant to Temporary Note 3T.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filings on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI UNIVERSAL, S.A.

BY:	/s/ GUILLAUME HANNEZO

Name: Guillaume Hannezo
Title: Senior Executive Vice President
and Chief Financial Officer

Date:  May 28, 2002

VIVENDI UNIVERSAL

Report of Independent Public Accountants

To the Shareholders of Vivendi Universal:

      We have audited the accompanying consolidated balance sheet of Vivendi Universal and subsidiaries (together the “Company”), as of December 31, 2001 and December 31, 2000 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in Euros. We have also audited the information presented in Note 14, which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States of America on the consolidated net income of the Company for the years ended December 31, 2001, 2000 and 1999 and on shareholders’ equity of the Company as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in France and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, (a) the financial position of Vivendi Universal and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in France and (b) the information with respect to accounting principles generally accepted in the United States of America as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 set forth in Note 14.

      Without calling into question the opinion expressed above, we wish to draw your attention to the sub-section “Changes in Accounting Principles and Financial Statement Presentation” of the section of the notes “Summary of Significant Accounting Policies and Practices” which states the change in presentation of the Consolidated Statement of Income and the change in definition of the exceptional items.

      The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company’s accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net income for each of the three years in the period ended December 31, 2001 and shareholders’ equity as of December 31, 2001 and 2000 is set forth in Note 14 to the consolidated financial statements.

/s/ BARBIER FRINAULT & CIE Barbier Frinault & Cie, a member firm of Andersen Worldwide	/s/ RSM SALUSTRO REYDEL RSM Salustro Reydel

Paris, France

March 28, 2002
(Except with respect to the matters discussed in Note 14 as to which the date is May 24, 2002)

VIVENDI UNIVERSAL

CONSOLIDATED STATEMENT OF INCOME

		Years Ended December 31,

	Note	2001	2000(1)	2000	1999(2)

		(In millions of euros, except per share amounts)
Revenues	(10)	€57,360	€41,580	€41,798	€40,855
Cost of revenues		(39,526)	(30,181)	(29,389)	(30,438)
Selling, general and administrative expenses		(13,699)	(9,004)	(9,838)	(8,581)
Other operating expenses, net		(340)	(572)	—	—

Operating income		3,795	1,823	2,571	1,836
Financial expenses, net	(8)	(1,928)	(762)	(633)	(87)

Income before exceptional items, income taxes, goodwill amortization, equity interest and minority interest		1,867	1,061	1,938	1,749
Exceptional items, net	(8)	2,365	3,812	2,947	(846)
Income tax (expense) benefit	(7)	(1,579)	(1,009)	(1,021)	946

Income before goodwill amortization, equity interest and minority interest		2,653	3,864	3,864	1,849
Equity in (losses) earnings of unconsolidated companies	(3)	(453)	(306)	(306)	33
Goodwill amortization	(8)	(15,203)	(634)	(634)	(606)

Income (loss) before minority interest		(13,003)	2,924	2,924	1,276
Minority interest		(594)	(625)	(625)	159

Net income (loss)		€(13,597)	€2,299	€2,299	€1,435

Earnings (loss) per share:
Basic		€(13.53)	€3.63	€3.63	€2.70
Diluted		€(13.53)	€3.41	€3.41	€2.49

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 consolidated financial results, the 1999 consolidated results are presented in accordance with accounting policies in effect in 2000.

The accompanying notes are an integral part of these consolidated financial statements.

VIVENDI UNIVERSAL

CONSOLIDATED BALANCE SHEET

		December 31,

	Note	2001	2000

		(In millions of euros)
ASSETS
Goodwill, net	(8)	€37,617	€47,133
Other intangible assets, net	(8)	23,302	20,180
Property, plant and equipment, net	(8)	23,396	19,989
Investments accounted for using the equity method	(3)	9,176	9,177
Seagram’s spirit and wine net assets held for sale	(3)	—	8,759
Other investments	(3)	5,583	7,342

Total non-current assets		99,074	112,580

Inventories and work-in-progress	(8)	3,163	3,219
Accounts receivable	(8)	21,094	19,242
Deferred taxes	(7)	4,225	3,908
Short-term loans receivable		2,948	1,171
Cash and cash equivalents		4,725	3,271
Other marketable securities	(8)	3,773	7,347

Total current assets		39,928	38,158

TOTAL ASSETS		€139,002	€150,738

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital		€5,972	€5,945
Additional paid-in capital		28,837	27,913
Retained earnings		1,939	22,817

Total shareholders’ equity	(4)	36,748	56,675
Minority interest	(8)	10,208	9,787
Deferred income		1,856	1,560
Provisions and allowances	(8)	6,331	5,946
Long-term debt	(5)	27,777	23,954
Other non-current liabilities and accrued expenses	(8)	5,688	6,337

		88,608	104,259

Accounts payable	(8)	26,414	23,497
Deferred taxes	(7)	9,977	8,130
Bank overdrafts and other short-term borrowings	(5)	14,003	14,852

Total current liabilities		50,394	46,479

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		€139,002	€150,738

The accompanying notes are an integral part of these consolidated financial statements.

VIVENDI UNIVERSAL

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,

	2001	2000	1999(1)

	(In millions of euros)
Cash flow from operating activities:
Net income (loss)	€(13,597)	€2,299	€1,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,050	4,038	2,988
Financial provisions	482	92	163
Gain on sale of property and equipment and financial assets, net	(2,546)	(3,910)	(670)
Undistributed earnings from affiliates, net	439	343	51
Deferred taxes	379	231	(1,175)
Minority interest	594	625	170
Changes in assets and liabilities, net of effect of acquisitions and dispositions	(301)	(1,204)	(2,190)

Net cash provided by operating activities	4,500	2,514	772
Cash flow from investing activities:
Purchase of property, plant and equipment and other	(5,338)	(5,800)	(5,059)
Proceeds from sale of property, plant and equipment and other	464	2,822	1,092
Purchase of investments	(8,203)	(3,133)	(11,972)
Sale of investments	1,947	3,787	2,705
Sale of spirits and wine business	9,359	—	—
Purchase of portfolio investments	(23)	(69)	(716)
Sale of portfolio investments	4,418	302	673
Net decrease in financial receivables	278	4,452	600
Purchase of treasury shares held as marketable securities	(141)	(2,456)	(1,402)
(Purchases) sales of other marketable securities	1,579	(1,386)	1,161

Net cash provided by (used for) investing activities	4,340	(1,481)	(12,918)
Cash flow from financing activities:
Net increase (decrease) in short-term borrowings	(1,670)	2,432	9,273
Proceeds from issuance of borrowings and other long-term debt	5,195	16,370	11,696
Principal payment on borrowings and other long-term liabilities	(5,900)	(21,923)	(9,900)
Net proceeds from issuance of common stock	582	3,396	3,296
Purchase of treasury stock	(4,253)	(106)	(135)
Cash dividends paid	(1,423)	(800)	(484)

Net cash (used for) provided by financing activities	(7,469)	(631)	13,746
Effect of foreign currency exchange rate changes on cash and cash equivalents	83	7	(2)

Change in cash and cash equivalents	1,454	409	1,598
Cash and cash equivalents:
Beginning of year	3,271	2,862	1,264

End of year	€4,725	€3,271	€2,862

(1)	Restated to give effect to changes in accounting policies adopted in 2000.

The accompanying notes are an integral part of these consolidated financial statements.

VIVENDI UNIVERSAL

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Shares		Additional		Net
			Paid-in	Retained	Income	Shareholders’
	Number	Amount	Capital	Earnings	(Loss)	Equity

	(Thousands)	(In millions of euros)
Balance at December 31, 1998	159,463	€2,431	€3,429	€859	€1,121	€7,840
Conversion to euros, increase in the nominal value from €16 to €16.50 followed by a 3 for 1 split (resulting in a nominal value per share of €5.50)	318,927	200	(200)	—	—	—

Balance at December 31, 1998	478,390	2,631	3,229	859	1,121	7,840
Net income for the year 1999	—	—	—	—	1,431	1,431
Foreign currency translation adjustment	—	—	—	383	—	383
Appropriation of net income	—	—	—	1,121	(1,121)	—
Dividends paid, €0.92 per share	—	—	—	(413)	—	(413)
Goodwill from business combinations	—	—	(4,310)	—	—	(4,310)
Acquisitions of Pathe, BSkyB and Canal Plus	47,502	261	1,959	—	—	2,220
Exercise of subscription options	45,505	250	2,431	—	—	2,681
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	24,251	134	1,042	—	—	1,176
Release of revaluation surplus and other	—	—	—	(116)	—	(116)

Balance at December 31, 1999	595,648	3,276	4,351	1,834	1,431	10,892
Changes in accounting methods	—	—	—	(120)	4	(116)

Balance at December 31, 1999	595,648	3,276	4,351	1,714	1,435	10,776
Net income for the year 2000	—	—	—	—	2,299	2,299
Foreign currency translation adjustment	—	—	—	(735)	—	(735)
Appropriation of net income	—	—	—	1,435	(1,435)	—
Dividends paid, €1 per share	—	—	—	(566)	—	(566)
Goodwill from business combinations reversed following the disposition of BSky B, Vinci, Nexity and 34% of Multithématique	—	—	781	(44)	—	737
Merger transactions among Vivendi, Seagram and Canal Plus	486,561	2,676	23,372	18,792	—	44,840
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	11,185	62	585	—	—	647
Common shares cancelled (treasury stock)	(12,586)	(69)	(1,176)	—	—	(1,245)
Release of revaluation surplus and other	—	—	—	(78)	—	(78)

Balance at December 31, 2000	1,080,808	5,945	27,913	20,518	2,299	56,675
Net loss for the year 2001	—	—	—	—	(13,597)	(13,597)
Foreign currency translation adjustment	—	—	—	1,483	—	1,483
Appropriation of net income	—	—	—	2,299	(2,299)	—
Dividends paid, €1 per share	—	—	—	(1,203)	—	(1,203)
Goodwill from business combination reversed following the disposition of TV Sport	—	—	—	35	—	35
Conversion of ex-Seagram exchangeables	31,549	173	2,335	(2,508)	—	—
Conversion of ex-Seagram stock options	3,452	19	255	—	—	274
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	10,142	56	419	—	—	475
Common shares cancelled (treasury shares)	(40,123)	(221)	(2,070)	—	—	(2,291)
Treasury shares allocation	—	—	—	(4,634)	—	(4,634)
Release of revaluation surplus and other	—	—	(15)	(454)	—	(469)

Balance at December 31, 2001	1,085,828	€5,972	€28,837	€15,536	€(13,597)	€36,748

The accompanying notes are an integral part of these consolidated financial statements.

VIVENDI UNIVERSAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business and Summary of Significant Accounting Policies

Description of Business

      Vivendi Universal is a société anonyme organized under the laws of France. Vivendi Universal was created through the merger of Vivendi, The Seagram Company Ltd. and Canal Plus that was completed in December 2000, and is the successor company to Vivendi. Vivendi Universal operates in two global core businesses: Media & Communications and Environmental Services. The Media & Communications business is divided into five business segments: Music, Publishing and TV & Film, which constitute our content businesses, and Telecoms and Internet, which constitute our access businesses. Integration and partnering of the Media & Communications business segments enables Vivendi Universal to provide a diverse array of entertainment and information content to an international customer and subscriber base over wired and wireless access devices using cable, Internet, satellite and broadcast networks.

Media & Communications

Content Businesses

      The Music business is conducted through UMG, which produces, markets and distributes recorded music throughout the world in all major genres. UMG also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights.

      The Publishing business is a worldwide content leader in its core markets: publishing (including education, reference and literature), games and consumer press. It provides content across multiple platforms, including print, multimedia, on the wired Internet and to Personal Digital Assistants (PDAs) via Wireless Application Protocol (WAP) technology.

      The TV & Film business produces and distributes motion picture, television and home video/ DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world.

     Access Businesses

      The Telecoms business provides a broad range of telecommunication services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe.

      The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers.

Environmental Services

      Vivendi Environnement, a 63% owned subsidiary of Vivendi Universal, operates the Environmental Services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

Summary of Significant Accounting Policies and Practices

      Basis of Presentation Vivendi Universal has prepared its consolidated financial statements in accordance with accounting principles generally accepted in France (French GAAP). These accounting principles are in compliance with the law of January 3, 1985 and the enforcement decree of February 17, 1986. Since

January 1, 2000, Vivendi Universal has applied the methodology for consolidated financial statements based on Regulation 99.02 as approved by the “Comité de la Règlementation Comptable” (French Accounting Standards Board) in April 1999. The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP.

      French GAAP differs in certain respects from accounting principles generally accepted in the United States (US GAAP). A description of these differences and their effects on net income and shareholders’ equity is discussed in Note 14. The consolidated financial statements are presented in French GAAP format, however, they incorporate certain modifications and additional disclosures designed to conform more closely to US GAAP style financial statements.

      Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. Subsidiaries acquired are included in the consolidated financial statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent balance sheet date.

      Financial information presented for periods prior to the completion of the merger of Vivendi, Seagram and Canal Plus in December 2000, is that of Vivendi, Vivendi Universal’s predecessor.

      Principles of Consolidation and Accounting for Investments The consolidated financial statements include the accounts of Vivendi Universal and its subsidiaries after the elimination of material intercompany accounts and transactions. All companies in which Vivendi Universal has greater than a 50% ownership interest or legal or effective control are consolidated. In addition, Vivendi Universal only consolidates a subsidiary if no other shareholder or groups of shareholders exercise substantive participating rights, which would allow those shareholders to veto or block routine decisions taken by Vivendi Universal.

      Significant investments in which Vivendi Universal has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method. Vivendi Universal also uses the equity method of accounting for its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these situations, the Company exercises significant influence over the operating and financial decisions of the subsidiary either (a) through a disproportionate representation on the subsidiary’s Board of Directors, e.g., the percentage of directors appointed to the board by the Company is greater than the percentage of its shareholding interest and those directors allow the Company to exercise significant influence, and (b) because there is no other shareholder with a majority voting ownership in the subsidiary, which is a consideration under French accounting principles to determine whether significant influence exists, or (c) because the Company exercises substantive participating rights, through shareholders agreements, that allow the Company to veto or block decisions taken by the subsidiary board.

      The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities, which exist in Vivendi Environnement only, the Company records its proportionate interest in the consolidated balance sheet and consolidated income statement accounts.

      All other investments in affiliates, which are not consolidated or treated as equity investments, are accounted for at cost. A valuation allowance is established for any negative difference between carrying value and fair value that is determined to be other than temporary.

      Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make informed estimates, assumptions and judgments, with consideration given to materiality, that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Actual results could differ significantly from these estimates.

      Significant estimates inherent in the preparation of the consolidated financial statements and accompanying notes include management’s forecast of anticipated revenues and cash flows from investments and the sale of future and existing music and publishing-related products, as well as from the distribution of theatrical and television product, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for long-lived assets and pension liabilities and deferred taxes. Management periodically reviews such estimates and it is reasonably possible that management’s assessment may change based on actual results and other factors.

Foreign Currency Translation

      Translation of subsidiaries’ financial statements — Financial statements of subsidiaries whose functional currency is not the euro are translated into euros at applicable exchange rates. All asset and liability accounts are translated at the appropriate year-end exchange rate and all income and expense accounts are translated at average exchange rates for the year. The resulting translation gains and losses are recorded in retained earnings. For subsidiaries operating in highly inflationary economies, the financial statements are translated into the stable currency of a country that is in the same economic region. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into euros at the applicable exchange rates, and related translation gains or losses are recorded in retained earnings. Financial statements of subsidiaries located in countries that adopted the euro as their official currency are translated from the former national currencies to the euro at the official fixed exchange rates that were established on January 1, 1999, and are no longer subject to fluctuation.

      Foreign currency transactions — Foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange gains and losses are recorded in the current period earnings. Exchange gains or losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are recorded in retained earnings.

Revenues and Costs

      Music — Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized upon shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

      Publishing — Magazine advertising revenues are recognized when the advertisements are published. Publication subscription revenues are recognized over the term of the subscription on a straight-line basis. Revenues from the sale of books, magazines, interactive games and other multimedia products are recognized when the products are shipped based on gross sales less a provision for future returns.

      TV & Film — Generally, theatrical films are produced or acquired for initial exhibition in the worldwide theatrical market followed by distribution in the home video, pay television, network exhibition, television syndication and basic cable television. Television films from our library may be licensed for domestic and foreign syndication, cable or pay television and home video. Theatrical revenues from the distribution of films are recognized as the films are exhibited. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale to the ultimate customer. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Revenues from television subscription services related to cable and satellite programming are recognized as the services are provided. Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

      Film and television costs are stated at the lower of cost, less accumulated amortization, or net realizable value. The estimated total film and television production and participation costs are expensed based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. The costs of licenses and rights to exhibit theatrical movies and other programming on cable and pay TV channels are recorded at the contract price, generally when the screening certificate has been obtained and the programming is available for exhibition, or on the date the contract is signed, if later. The costs for theatrical movies and other long-term programming are amortized as the programming is exhibited. The costs of multi-year sports rights are amortized over the term of the contract.

      Estimates of TV & Film total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of film and television products and subscriber fees. Accordingly, revenue and cost estimates are reviewed periodically and prospective revisions to amortization rates or write-downs to net realizable value may occur. Such adjustments could have a material effect on the results of operations in future periods.

      Telecoms — Revenues are recognized primarily based upon usage (minutes of traffic processed) of our network and facilities and contract fees. On wireline business, subscription fees are deferred and recognized over the estimated life of the customer. Prepaid fees are deferred and recognized as the purchased minutes are used. Service discounts are accounted for as a reduction of revenue when the service is used.

      Internet — Internet revenues are primarily derived from subscriptions, advertising and e-commerce activities. Subscription revenues are recognized over the period that services are provided. Advertising revenues are recognized in the period that advertisements are displayed. Revenues from e-commerce activities are recognized when the products sold are shipped to customers.

      Environmental Services — Revenues on public service contracts are recognized as services are provided. Amounts billed and collected prior to services being performed are included in deferred revenues. Fees incurred to obtain a contract and paid upfront are capitalized and amortized on a straight-line basis over the duration of the contract. Revenues from long-term contracts involving a substantial construction component are recorded on the percentage-of-completion basis. In the ordinary course of business, revenue-producing contracts are reviewed to determine if the direct costs, exclusive of any non-variable costs, to service the contractual arrangements exceed the revenues to be produced by the contract. Any resulting net loss over the life of the contract is expensed at the time of such determination.

      Facilities managed through public service contracts are typically financed by local authorities and remain their property throughout the contract term. However, we generally assume a contractual obligation to maintain and repair these facilities with repair and maintenance costs being expensed as incurred. Facilities financed by us as a consequence of specific contractual terms are recorded as fixed assets and are depreciated to their estimated residual value, if any, over the shorter of their economic useful lives or the contract term. If the contract term is shorter than the economic useful life of the asset, such depreciation is recorded as financial depreciation in provisions and allowances.

      Capitalizable landfill site costs are recorded at cost. Original acquisition costs are added to estimate projected costs, including engineering fees and other professional fees incurred to obtain disposal facility permits, to determine the amount to be amortized over the remaining estimated useful life of a site. Amortization is recorded ratably on a unit of consumption basis over the capacity of the landfill as landfill airspace is consumed. If it is determined that the landfill site cannot be developed or the likelihood of being granted a disposal facility permit cannot be determined before its final authorization, as is the case in France and the United Kingdom, landfill site costs are expensed as incurred. We also have financial obligations related to closure and post-closure and the remediation of disposal facilities we operate or are otherwise responsible for. Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring and other monitoring and maintenance to be incurred after the site stops accepting waste. The cost estimates are prepared by engineers based on applicable local, state and federal regulations and site-specific requirements. These estimates do not take in to account discounts for the present value of total estimated costs. The estimated future costs are accrued for on a pro rata basis over the estimated useful life of the site. Accruals for environmental remediation obligations are recognized when costs are probable and reasonably estimable. These liabilities are recorded as provisions and allowances.

      Accounting for Internal Use Software Direct internal and external costs incurred to develop computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

      Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs, and are expensed as they are incurred. The technological feasibility of a computer software product is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications has been completed. The period between establishing the technological feasibility and the generation of a working model of the software to be marketed is not significant.

      Research and Development Costs Research and development costs are expensed as incurred.

      Advertising Costs The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of the Company’s corporate name have been capitalized and are amortized over five years.

      Income Before Exceptional Items, Income Taxes, Goodwill Amortization, Equity Interest and Minority Interest Income from operations before exceptional items and income taxes includes the business activities of consolidated companies and the cost of financing. It does not include one-time items, non-recurring in nature, such as gains and losses on the disposal of businesses.

      Deferred Taxes Deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carryforwards and tax credit carryforwards. Deferred tax assets are recorded at their estimated net realizable value when recovery is probable. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

      Earnings Per Share Vivendi Universal presents two earnings per share (EPS) amounts, basic and diluted. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding, including treasury shares recorded as other marketable securities, during the year. Diluted EPS adjusts basic EPS for the effects of convertible securities, stock options and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive.

      Goodwill and Business Combinations All business combinations are accounted for as purchases. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. The amortization periods for goodwill range from 7 to 40 years in our Media & Communications businesses and from 20 to 40 years in our Environmental Services businesses.

      Prior to December 31, 1999, French GAAP permitted certain significant acquisitions to be accounted for as mergers. Under this method, assets and liabilities of the acquired company were accounted for at historical cost. The difference between the value of shares issued in the merger and the value of net assets acquired was recorded as goodwill. For acquisitions completed through the issuance of capital, a portion of goodwill attributable to such proceeds was recorded as a reduction of shareholders’ equity, up to the amount of the related share premium.

      Other Intangible Assets Vivendi Universal has significant acquired other intangible assets, including music catalogs, artists’ contracts, music and audiovisual publishing assets, film and television libraries, international television networks, editorial resources and plates, distribution networks, customer relationships, copyrights and trademarks, among others. Acquired music catalogs, artists’ contracts and music publishing assets are amortized over periods ranging from 14 to 20 years, most other intangibles are amortized over a 40-year period, on a straight-line basis.

      Property, Plant and Equipment Property, plant and equipment is carried at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, generally 20-30 years for buildings and 3-15 years for equipment and machinery. Assets financed by leasing contracts that include a purchase option (known in France as “credit-bail”) are capitalized at the present value of future minimum lease payments and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included in depreciation expense.

      Valuation of Long-Lived Assets Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Measurement of any impairment is based on fair value. In 2001, following the recent market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest related to Vivendi Environnement — see Note 2).

      Inventories Inventories are valued either on a first-in-first-out or a weighted average cost basis and are stated at the lower of cost or net realizable value.

      Cash, Cash Equivalents and Marketable Securities Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less and are stated at cost, which approximates fair value due to the short-term maturity.

      Marketable securities consist of other highly liquid investments and Vivendi Universal treasury shares acquired in open market transactions or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction of shareholders’ equity. Marketable securities are carried at cost and a valuation allowance is provided if the fair value is less than the carrying value.

      Derivative Financial Instruments Vivendi Universal uses various derivative financial instruments that predominantly qualify as hedges to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate and cross-currency swap agreements, forward exchange contracts and interest rate caps. Interest rate swaps and caps are used to manage net exposure to interest rate changes related to borrowings and to lower overall borrowing costs. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred. Cross-currency swaps and forward exchange contracts are used to reduce earnings and cash flow volatility associated with changes in foreign exchange rates and to protect the value of existing foreign currency assets and liabilities. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized. Other derivative financial instruments are used by the Company to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal shares. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates. Any derivative financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value in other current assets or liabilities and the profit or loss relating to the periodic change in fair value is recorded as income or expense in the current period.

      Employee Benefit Plans In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, postretirement health care and life insurance and postemployment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all of our employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans. For defined benefit plans, pension expense and plan contributions are determined by independent actuaries using the projected unit cost method. This method considers the probability of employees remaining with Vivendi Universal until retirement, foreseeable changes in future compensation and an appropriate discount rate for each country in which we maintain a pension plan. This results in the recognition of pension-related assets and liabilities and related net expense over the estimated term of service of our employees. Our funding policy is consistent with applicable government funding requirements and regulations. Pension plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but they do not hold investments in Vivendi Universal’s shares. Contributions to defined contribution and multi-employer plans are funded and expensed currently. The costs of postretirement and postemployment benefits are accrued based on actuarial studies. There is no advance funding for these programs.

      Stock Based Compensation Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain directors and employees. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing an additional incentive to improve company performance and increase share price on a long-term basis. Shareholders’ equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. Treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or fair value. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

      Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries to purchase shares of Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer.

Changes in Accounting Principles and Financial Statement Presentation

      In 2001, Vivendi Universal adopted the following new accounting principles and financial statement presentation in order to more closely align their accounting policies to US GAAP, where permitted under French GAAP, and improve comparability between French and US GAAP reporting standards:

•	As permitted by Regulation 99.02 (§41), Vivendi Universal has elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format previously presented. For our subsidiary, Vivendi Environnement, revenues now include operating subsidies and exclude revenues related to construction for internal use assets. The effect of this change was to reduce Vivendi Environnement’s revenues by €218 million in the restated 2000 Consolidated Statement of Income.

•	The definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items include, gains and losses on the disposal of businesses. Exceptional items are presented as a separate component in the Consolidated Statement of Income after operating income and financial expenses but before income taxes. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income or net financial expenses. A restated 2000 Consolidated Statement of Income has been presented in order to facilitate comparability and give effect to this change, which increased net exceptional income by €865 million, reduced operating income by €748 million, increased net financial expenses by €129 million and reduced income tax expense by €12 million.

      Reclassifications Certain reclassifications have been made to the prior years’ financial information to conform to the 2001 presentation.

Note 2 Acquisitions and Dispositions

Merger of Vivendi, Seagram and Canal Plus

      On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the Merger Transactions included:

•	Vivendi’s combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law, in which holders of Seagram common shares (other than those exercising dissenters’ rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal’s wholly owned Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held;

•	Vivendi Universal’s merger with Canal Plus, in which Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business;

•	Vivendi accounted for the Merger Transactions with Seagram and Canal Plus using the purchase method of accounting for business combinations.

Seagram

      Seagram was acquired for an aggregate cost of €32,565 million, consisting of the issuance of approximately 356.1 million common shares valued at €91.45 per share. The value of the shares issued was determined based on the average market price of Vivendi’s common shares over the five day period before and after the final terms of the acquisition were announced, which was on July 4, 2000.

      Allocation of Purchase Price — At the time of the Merger Transactions, Vivendi Universal recorded each asset acquired and liability assumed at its estimated fair value. This preliminary purchase price study has been reviewed and adjusted when appraisals or other valuation data were obtained within the one-year period from the completion of the Merger Transactions. Subsequent to the recording of the preliminary purchase price allocation, adjustments were made in respect of the value of the investment in USA Networks, deferred taxes, and the completion of a trademark valuation study. The excess of the total consideration paid over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill, which is amortized on a straight-line basis over a 40-year period. Acquired film library, music catalogs, artists’ contracts and music publishing assets are amortized over periods ranging from 14 to 20 years. Other intangible assets are amortized over a 40-year period, on a straight-line basis.

      The following table shows the final allocation of the purchase price to the fair values of assets and liabilities recorded, adjusted in order to reflect the changes in fair values of assets and liabilities recorded in the preliminary allocation of the purchase price in December 2000.

Seagram

(In millions of euros)
Accounts receivable, net	€2,721
Film library, music catalogs, artists’ contracts and advances	7,781
Trade names	1,600
Goodwill	25,859
Investment in USA Networks	6,940
Spirits and wine assets held for sale	8,693
Other assets	7,383
Accrued expenses and other current liabilities	(3,680)
Royalties payable and participations	(3,181)
Other non-current liabilities	(2,700)
Minority interest	(2,275)
Deferred income tax liability	(7,840)
Cash acquired	1,288
Debt assumed	(10,024)

Purchase price	€32,565

      Non-current liabilities include approximately €800 million of pre-acquisition contingencies, obligations and commitments arising from the acquisition of Seagram. Included are provisions for legal claims which were contingent as of the date of the acquisition and contractual creative commitments where past history, current market trends and future expectations do not anticipate recovery of the contractual obligations from future earnings. Non-current liabilities also include an accrual for exit activities of €400 million for closure and consolidation of operations. In connection with the integration of Vivendi, Seagram and Canal Plus, management developed a formal exit activity plan that was committed to by management and communicated to employees at the time the merger was consummated. The accrual for exit activities consists principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. In 2001, cash payments made on the settlement of pre-acquisition contingencies, obligations and commitments and exit activities approximated €600 million.

      Disposal of Seagram’s Spirits and Wine Business — In connection with the Merger Transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business. The sale closed on December 21, 2001 and Vivendi Universal received approximately US$8.1 billion in cash, an amount that resulted in after-tax proceeds of approximately US$7.7 billion. The spirits and wine business generated revenues of €5 billion and operating income of €0.8 billion in 2001. Prior to its sale, Vivendi Universal accounted for the spirits and wine business as an investment held for sale on the balance sheet, and net income of the spirits and wine business in 2001 effectively reduced goodwill associated with the Seagram acquisition. No gain was recognized upon the ultimate sale of the spirits and wine business.

Canal Plus

      Canal Plus was acquired for an aggregate cost of €12,537 million, consisting of the issuance of approximately 130.6 million ordinary shares valued at €94.88 per share, and the cost induced by the conversion of stock options plans of Canal Plus. The value of the shares issued was determined based on the average market price of Vivendi’s ordinary shares over the five day period before and after the final terms of the acquisition were announced, which was on June 20, 2000.

      At the time the step acquisition was made, Vivendi Universal recorded each asset acquired and each liability assumed at its estimated fair value. The excess of the total consideration paid for the acquired company over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill. As a result of the acquisition of Canal Plus, Vivendi Universal recorded approximately €12,544 million as goodwill, which is amortized on a straight-line basis over a 40-year period. Prior to the Merger Transactions, Vivendi acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares for approximately €1.4 billion. Goodwill of €1,159 million arising in connection with the acquisition was recorded as a reduction of shareholders’ equity, as a charge to issue premiums in connection with the capital increases used in part to finance the acquisition. The acquisition increased Vivendi’s ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

Purchase of Interest in Maroc Telecom

      In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco’s national telecommunications operator for approximately €2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and share voting rights.

Acquisition of Houghton Mifflin Company

      In July 2001, Vivendi Universal acquired the Houghton Mifflin Company (Houghton Mifflin), a leading US educational publisher, for a total of approximately US$2.2 billion, including assumption of Houghton Mifflin’s average net debt of approximately US$500 million.

Acquisition of MP3.com, Inc.

      On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc. (MP3.com) for approximately US$400 million or US$5 per share in a combined cash and stock transaction.

      The details of the purchase of the interest in Maroc Telecom and acquisitions of Houghton Mifflin and MP3.com, based on preliminary purchase price allocations, are as follows. Final allocations of the purchase price is not expected to differ significantly from the following, however, final purchase price allocations are dependent upon the completion of asset valuation studies at Maroc Telecom.

	Maroc Telecom	Houghton Mifflin	MP3.com

	(In millions of euros)
Fair value of net assets acquired	€341	€600	€11
Goodwill recorded as an asset	2,077	1,454	443

Purchase price	€2,418	€2,054	€454

      Goodwill on the Maroc Telecom and Houghton Mifflin transactions is being amortized on a straight-line basis over 40 years. Goodwill on the MP3.com transaction is being amortized on a straight-line basis over 7 years.

Disposition of Sithe

      In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings, Inc. (Exelon) for approximately US$696 million. The net proceeds of the transaction to Vivendi Universal were approximately US$475 million. Following the transaction, Exelon is the controlling shareholder of Sithe; Vivendi Universal retains an interest of approximately 34%. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe’s results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for €2.13 billion This transaction generated a capital gain of €415 million.

Disposition of Interest in France Loisirs

      In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated €153 million, generating a capital loss of €1 million.

Pro Forma Financial Information

      As the transactions discussed above have realigned our businesses and impacted the comparability of our financial statements, we have presented below unaudited condensed pro forma income statement data for 2001 and 2000, which illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs as if the transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The pro forma information is not necessarily indicative of the combined results of operations of Vivendi Universal that would have occurred if the transactions had occurred on the date previously indicated, nor is it necessarily indicative of future operating results of Vivendi Universal.

	Years Ended
	December 31,

	2001	2000

	(In millions of euros)
Revenue	€58,189	€53,051
Operating income	€3,841	€2,606

Other Acquisitions and Dispositions

      Other acquisitions and dispositions in 2001 included:

      Disposal of Investment in BSkyB — To comply with requirements imposed on Vivendi Universal by the European Commission in connection with the Merger Transactions, Vivendi Universal transferred 96% (400.6 million shares) of its investment in British Sky Broadcasting’s (BSkyB) ordinary shares to two newly formed special purpose entities (the QSPEs) in October 2001. The QSPEs were designed to be qualifying special purpose entities under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125. Vivendi Universal transferred those BSkyB ordinary shares and €81 million of money market securities to the QSPEs in exchange for a total of €4 billion and all of the QSPEs’ ordinary shares. Vivendi Universal did not receive any other amounts from the QSPEs during 2001. The QSPEs’ activities are limited to these transactions and the related matters described in the following paragraphs.

      Vivendi Universal’s sale of the BSkyB ordinary shares to the QSPEs resulted in the irrevocable and definitive forfeiture of all voting rights relating to the QSPEs’ BSkyB ordinary shares while those shares are held by the QSPEs, and Vivendi Universal’s irrevocable transfer of ownership and control of those BSkyB ordinary shares to the QSPEs, which cannot, under any circumstances, revert to Vivendi Universal. BSkyB Holding, a Vivendi Universal subsidiary, also irrevocably lost the BSkyB directorship it held immediately following the Merger Transactions in accordance with the European Commission’s directives issued in connection with the approval of the Merger Transactions.

      The QSPEs generated the €4 billion they paid to Vivendi Universal in 2001 by issuing €4 billion of their exchangeable bonds to a financial institution. Those exchangeable bonds, which mature in October 2005 and have a coupon of 0.5%, can be exchanged, at their holder’s option, on or after October 2002, for cash or 400.6 million BSkyB ordinary shares. If the QSPEs’ bonds are redeemed for cash, the QSPEs are to generate that cash by selling their BSkyB shares following specified procedures, to parties other than Vivendi Universal and its affiliates. The QSPEs’ exchangeable bonds are not entitled to any cash dividends the QSPEs may receive on their BSkyB shares. The QSPEs’ money market securities are to be used to pay interest on the QSPEs’ exchangeable bonds. The QSPEs’ ordinary shares are entitled to all QSPE proceeds not allocable to the QSPEs’ exchangeable debt.

      Vivendi Universal transferred the BSkyB ordinary shares to the QSPEs to enable Vivendi Universal to comply with the European Commission’s requirement, imposed in October 2000 as a condition for approval of the Merger Transactions, that Vivendi Universal dispose of all of its BSkyB ordinary shares by the end of 2002. Vivendi Universal believes its transfer of the BSkyB shares to the QSPEs, together with the total rate of return swap described below, will allow Vivendi Universal to realize proceeds from the ultimate placement of the QSPEs’ BSkyB ordinary shares in the market over an extended period of time, enabling Vivendi Universal to avoid receiving the lesser proceeds that Vivendi Universal believes it would have received if it had placed all of its BSkyB ordinary shares in the market in 2002, as Vivendi Universal believed BSkyB’s share price had been depressed by market expectations that Vivendi Universal would place all of its BSkyB ordinary shares in the market in 2002.

      Concurrent with Vivendi Universal’s transfer of the BSkyB shares to the QSPEs, Vivendi Universal entered into a total rate of return swap with the financial institution that purchased the QSPEs’ exchangeable bonds. The total rate of return swap provided Vivendi Universal with an 89% to 90% subordinated economic interest in 400.6 million BSkyB ordinary shares until October 2005, in exchange for Vivendi Universal’s obligation to make quarterly payments to the financial institution of Libor plus 60 basis points on the swap’s notional amount. Vivendi Universal’s ultimate payments and/or receipts upon the total rate of return swap settlement are based on the financial institution’s actual or hypothetical disposition of the BSkyB ordinary shares covered by the swap, after deducting the financial institution’s disposition costs relating to the BSkyB ordinary shares covered by the swap. Vivendi Universal’s rights to receive payments under the total rate of return swap are obligations of the financial institution, and are not secured by any BSkyB shares or by the QSPEs’ exchangeable debt. The swap can be terminated before maturity, by mutual agreement of Vivendi Universal and the financial institution, at prices to be agreed by those parties. At inception, the total rate of return swap had a notional amount of £2.5 billion (approximately €4 billion), and no fair market value.

      The total rate of return swap has a reset mechanism by which, at the end of every calendar quarter and on each trigger date (any date on which BSkyB’s ordinary share price changes by more than 10% since the most recent quarter-end or trigger date), Vivendi Universal’s exposure under the swap resets, and is to be settled (subject to the limitations described in the next paragraph) at market, so Vivendi Universal’s interest in the swap resets to the first 89% of future change in the value of the BSkyB ordinary shares then covered by the swap. Vivendi Universal is also obligated to pay the financial institution’s costs of selling the related BSkyB ordinary shares upon full or partial swap termination.

      The total rate of return swap provides that if BSkyB’s ordinary share price falls below 629 pence per share (BSkyB’s ordinary share price at date of transfer), Vivendi Universal is to pay the difference to the financial institution at the end of the calendar quarter or immediately, if the share price falls by more than 10% since the later of the last quarter-end or the last reset date. That amount is to be repaid to Vivendi Universal if BSkyB’s ordinary share price subsequently increases while those BSkyB ordinary shares are covered by the swap. If BSkyB’s ordinary share price increases above 629 pence per share, the total rate of return swap provides that the difference on the BSkyB ordinary shares then covered by the swap is to be posted to a deferred account by the financial institution, until the total rate of return swap matures or is terminated, at which time the balance in the deferred account is to be released to Vivendi Universal. If the BSkyB price declines after amounts have been posted to the deferred account, the deferred account is to be reduced to the extent of the decline.

      As described below, the swap was partially terminated through a reduction in its notional amount in December 2001. The swap’s 89% reset did not change as a result of that partial termination, and continues to be computed relative to 400.6 million BSkyB ordinary shares.

      The European Commission designated an independent expert to examine Vivendi Universal’s BSkyB related transactions. Based on the expert’s findings, the European Commission concluded that Vivendi Universal’s October 2001 BSkyB share transfer to the QSPEs and Vivendi Universal’s related total rate of return swap, complied with the requirements the European Commission imposed on Vivendi Universal in October 2000. The independent expert, acting on behalf of the European Commission, is to continue to monitor Vivendi Universal’s October 2000 commitments related to these transactions until their conclusion.

      In December 2001, the financial institution that is Vivendi Universal’s counterparty under the total rate of return swap issued share certificates that must be redeemed by the financial institution for a total of 150 million BSkyB ordinary shares. Those share certificates entitle their holders to receive any dividends paid on BSkyB’s ordinary shares while those certificates are outstanding. At the same time, Vivendi Universal and the financial institution reduced the notional amount of the total rate of return swap by 150 million BSkyB ordinary shares, which were settled at 700 pence per share (which represented a discount of approximately 7% from the BSkyB share price on that date), before Vivendi Universal’s payment of related costs (see Note 9 to our consolidated financial statements). Such a discount is not reflected in Vivendi Universal’s US GAAP fair value measurement of the total rate of return swap on 250.6 million BSkyB shares at December 31, 2001, as described in Note 14 to our consolidated financial statements.

      In connection with the issuance of the share certificates described in the preceding paragraph, Vivendi Universal indemnified the financial institution for amounts the financial institution is required to deliver to holders of those share certificates that the financial institution does not receive as holder of the QSPEs’ exchangeable debt. Vivendi Universal believes any distributions it might be required to make under this indemnification, which would most likely be the result of the commencement of dividend payments by BSkyB on its ordinary shares, would be offset by Vivendi Universal’s receipt, as the QSPEs’ ordinary shareholder, of dividends received by the QSPEs on their BSkyB ordinary shares.

As described in Note 14 to our consolidated financial statements, for French GAAP purposes, Vivendi Universal accounted for its transfer of BSkyB ordinary shares and money market securities to the QSPEs as a borrowing during 2001, and recognized a pre-tax gain of €1.1 billion (before fees) upon the partial termination of the total rate of return swap in December 2001.

As described in Note 14 to our consolidated financial statements, for US GAAP purposes, Vivendi Universal accounted for its transfer of BSkyB shares to the QSPEs as a sale that resulted in recognition of €1.15 billion of pre-tax profit in 2001, and for the total rate of return swap as a mark-to-market derivative instrument that resulted in realized and unrealized pre-tax profits (before fees) in 2001 of €175 million and €523 million, respectively.

The 14.9 million BSkyB ordinary shares held by Vivendi Universal at December 31, 2001 that were not transferred to the QSPEs in October 2001 were held by a UK trustee for Pathé’s 3% exchangeable bonds. In February 2002, Vivendi Universal exercised Pathé’s option to redeem those bonds on March 6, 2002, for 100% of principal plus accrued interest. Holders of those bonds were entitled to convert them into 188.5236 shares of BSkyB per 10,000 French franc bond principal through February 26, 2002.

The BSkyB total rate of return swap was settled in May 2002 (see Note 13 to our consolidated financial statements).

Disposition of AOL France — In March 2001, Vivendi Universal announced the conclusion of a deal with America Online, Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel and CANAL+ Group swapped their interest in the AOL France joint-venture for AOL Europe shares. Both groups also signed distribution and marketing agreements. Cegetel and CANAL+ Group thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at US$725 million and paying a 6% annual dividend. These preferred shares were sold, in late June 2001, to an unrelated financial company for a price corresponding to their present value marked up by their coupon value, or a total of US$719 million. If this investment was consolidated, an asset representing the junior preferred shares and a liability representing the corresponding debt would be recorded in the consolidated financial statements in the amount of US$725 million. This transaction generated a net capital gain of €402 million.

CANAL+ Group’s Sale of its Stake in Eurosport — On January 31, 2001, CANAL+ Group announced that it had sold its 49.5% interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to €303 million for CANAL+ Group and €345 million for Vivendi Universal, as its subsidiary Havas Image also sold its interest in Eurosport France. CANAL+ Group will remain a distribution channel for Eurosport. CANAL+ Group had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

Sale of Stake in Havas Advertising — In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world’s fifth largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The €484 million transaction, conducted with the approval of Havas Advertising management, generated pre-tax capital gains of €125 million. In December 2001, Vivendi Universal sold the rights to the ‘Havas’ name to Havas Advertising for approximately of €4.6 million.

Acquisition of Uproar Inc. — In February 2001, Flipside Inc., a subsidiary of Vivendi Universal’s Publishing (VUP) business, and Uproar Inc., a leading interactive entertainment company, announced that they had entered into a definitive merger agreement pursuant to which Flipside would acquire all of Uproar’s outstanding stock for US$3 per share, or a total consideration of US$128 million. The transaction has made the combined entity an international leader in Web-based interactive gaming.

Participation in Elektrim — In September 2001, Elektrim Telekomunikacja (Telco), in which Vivendi Universal has a 49% interest, acquired all Elektrim S.A.’s landline telecommunications and Internet assets. Vivendi Universal loaned to Telco €485 million, at arms length conditions, to provide them with the necessary funds for the acquisition.

Acquisition of EMusic.com — On April 6, 2001, Vivendi Universal entered into an agreement to acquire all of the outstanding shares of EMusic.com Inc. pursuant to a cash tender offer of US$0.57 per share. The net purchase price approximated US$24 million. The acquisition was completed on June 14, 2001.

UPC Alliance — In August 2001, CANAL+ Group and UPC (United Pan-Europe Communications N.V.) agreed to merge their respective Polish satellite TV platforms Cyfra+ and Wizja TV as well as the CANAL+ Polska premium channel, to form a common Polish digital TV platform. The new company (TKP) will be managed and controlled by CANAL+ Group, who will own 75% of TKP. UPC will contribute its Polish satellite assets to TKP in exchange for a 25% interest and €150 million in cash. As part of this transaction, CANAL+ Polska will also be available on UPC’s Polish cable network, in which UPC will retain 100% control. The agreement was finalized in December 2001 after having received regulatory approval. TKP was consolidated in the accounts of Vivendi Universal at December 31, 2001.

Sale of 9.3% Interest in Vivendi Environnement — In December 2001, Vivendi Universal sold 32.4 million shares or a 9.3% interest in Vivendi Environnement for approximately €38 per share or total proceeds of €1.2 billion, generating pre-tax capital gains of €116 million (net of €10 million fees). The 9.3% interest sold had been held separately as it was allocated to exchangeable bonds issued in February 2001. At the same time, Vivendi Environnement agreed to issue one free warrant for each share held to its shareholders, with every seven warrants giving holders the right to a new share of Vivendi Environnement at €55 per share until March 2006. These transactions did not modify Vivendi Universal’s 63% consolidated interest in Vivendi Environnement as the warrant issue replaces the shares sold that were allocated to the exchangeable bonds.

      Other acquisitions and dispositions in 2000 included:

Disposition of Non-Core Construction and Real Estate Businesses — In order to facilitate our withdrawal from our non-core construction and real estate businesses, we restructured Compagnie Générale d’Immobilier et de Services (CGIS), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity’s senior management for €42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe’s leading construction company) from 49.3% to 16.9%, receiving in exchange €572 million, which resulted in a capital gain of approximately €374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci’s results effective July 1, 2000.

Telecoms and Internet Acquisitions — Additionally, in January 2000, Vivendi Telecom International (VTI) a wholly owned direct subsidiary of Vivendi Universal acquired 100% of the outstanding shares of United Telecom International (UTI), a Hungarian telecommunications company for €130 million, including €123 million of goodwill, which is being amortized on a straight line basis over 20 years. In March 2000, Vivendi Universal acquired 100% of I-France for €149 million, including €146 million of goodwill. In April and July 2000, Vivendi Universal acquired 22.4% of Scoot.com PLC for €443 million, including €359 million of goodwill. The goodwill arising from these transactions is being amortized on a straight line basis over 7 years.

      Other acquisitions in 1999 included:

US Filter — In April 1999, Vivendi Universal acquired 100% of the outstanding shares of US Filter (United States Filter Corporation), a US based water treatment and equipment manufacturing company, for €5,801 million cash, financed through the issuance of Vivendi Universal bonds and common shares. Goodwill arising in connection with the acquisition totaled €4,577 million, of which €2,776 million was recorded as a reduction of shareholders’ equity as a charge to issue premiums in connection with the capital increases used in part to finance the acquisition. The remaining €1,801 million was recorded as an asset, which is being amortized on a straight-line basis over 40 years.

Havas Interactive — In January 1999, Vivendi Universal acquired 100% of the outstanding shares of Cendant Software (renamed Havas Interactive), a US based software company, for €678 million.

Goodwill of €282 million was recorded as an asset, which is being amortized on a straight-line basis over 10 years.

Impairment of Goodwill

      Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Measurement of any impairment is based on fair value. In 2001, following the recent market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest related to Vivendi Environnement). The charge was comprised of €6 billion for CANAL+ Group, €3.1 billion for UMG, €1.3 billion for USG, €1.3 billion for international Telecoms businesses, €0.6 billion for Vivendi Environnement (net of €0.3 billion minority interest) and €0.3 billion for Internet businesses. Of the total charge, €12.1 billion related to consolidated subsidiaries and €0.8 billion related to investments accounted for using the equity method. The charge is expected to benefit future results by reducing recurring goodwill amortization by approximately €340 million related to Media & Communications businesses.

      As permitted under French GAAP, a portion of goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction of shareholders’ equity, up to the amount of the related share premium. The impairment charge does not reflect any “theoretical” impairment of goodwill originally recorded as a reduction of shareholders’ equity. Upon the recommendation of the COB, Vivendi Universal determined the total goodwill impairment based on total goodwill, including the portion recorded as a reduction of shareholders’ equity, adjusted for accumulated goodwill amortization recorded since the acquisition. The total goodwill impairment was €15.2 billion, comprised of the €12.9 billion goodwill impairment charge discussed above, which corresponds the proportion of goodwill originally recorded as an asset and a “theoretical” impairment, corresponding to the portion of goodwill originally recorded as a reduction of shareholders’ equity of €2.3 billion (€1.7 billion after €0.6 billion minority interest related to Vivendi Environnement), of which €1.6 billion related to Vivendi Environnement and €0.7 billion related to CANAL+ Group. The “theoretical” impairment of goodwill has no income statement impact.

      The “theoretical” impairment related to Vivendi Environnement, results from a portion of the goodwill arising from their acquisition of US Filter being recorded as a reduction of shareholders’ equity in 1999. Vivendi Environnement, in its own consolidated financial statements, reversed the portion of US Filter goodwill originally recorded as a reduction of shareholders’ equity by a net amount of €2 billion, thereby increasing goodwill.

      Additionally in 2001, impairment of other long-term assets resulted in an approximate write-down of €1 billion, including €0.3 billion related to Scoot.com plc recorded in June 2001.

Note 3 Investments

      Vivendi Universal’s investments consist of:

	December 31,

	2001	2000

	(In millions of euros)
Investments accounted for using the equity method	€9,176	€9,177
Seagram’s spirits and wine net assets held for sale	—	8,759
Other investments:
Investments accounted for using the cost method	1,150	1,000
Portfolio investments — marketable securities	1,814	3,264
Portfolio investments — other	2,619	3,078

	5,583	7,342

	€14,759	€25,278

Investments Accounted for Using the Equity Method

      The following table summarizes information about equity method investments:

		December 31,

				Proportionate		Proportionate share of
		Interest		share of equity		net income (loss)

		2001	2000	2001	2000	2001	2000	1999

				(In millions of euros)
USANi LLC	(1)	47.9%	48.6%	€6,669	€5,310	€144	€—	€—
UC Development Partners	(1)	50.0%	50.0%	364	396	(46)	—	—
Sundance Channels	(1)(2)	10.0%	10.0%	185	70	—	—	—
Universal Studios Florida	(1)	50.0%	50.0%	168	142	5	—	—
Universal Mediterranea	(1)	37.0%	37.0%	101	96	(2)	—	—
Universal Studios Japan	(1)	24.0%	24.0%	85	70	25	—	—
UGC		39.3%	39.3%	83	73	7	(2)	—
UGC Ciné cité	(3)	15.6%	16.9%	69	64	1	(3)	—
Canal Digital		50.0%	50.0%	(36)	(23)	(42)	(19)	—
SPORTFIVE	(4)	35.6%	—	229	—	—	—	—
TKP and Cyfra+	(5)	—	33.0%	—	(37)	(122)	(26)	—
Elecktrim Telekomunikacja SP		49.0%	49.0%	521	1,149	(28)	(31)	—
Telecom Developpement		50.0%	49.9%	281	269	12	27	(1)
Xfera Moviles		26.2%	26.2%	72	75	(35)	(6)	—
Société Financière de Distribution (SFD)		49.0%	49.0%	(74)	(47)	(23)	(37)	—
Scoot.com plc	(6)	22.4%	22.4%	—	65	(65)	(15)	—
Vizzavi Europe		50.0%	50.0%	(466)	(44)	(193)	(44)	—
Realia Business SA		24.1%	23.3%	96	90	18	15	—
Philadelphia Suburban	(7)	15.2%	17.0%	88	73	12	11	5
Domino		30.0%	30.0%	54	57	7	8	—
South Staffordshire	(8)	31.7%	31.7%	59	54	10	11	10
Sithe Energies, Inc.	(9)	—	34.2%	—	821	—	—	—
BSkyB		—	—	—	—	—	(119)	(14)
Havas Advertising		—	—	—	—	—	—	11
Cofiroute		—	—	—	—	—	—	26
Nexity		—	—	—	—	—	18	—

		December 31,

				Proportionate		Proportionate share of
		Interest		share of equity		net income (loss)

		2001	2000	2001	2000	2001	2000	1999

				(In millions of euros)
Vinci		—	—	—	—	—	13	—
Other	(10)	—	—	628	454	(138)	(107)	(5)

				€9,176	€9,177	€(453)	€(306)	€33

(1)	Entities acquired in connection with the Merger Transactions in December 2000.

(2)	Despite having less than a 20% interest, the Sundance Channels are accounted for under the equity method as Vivendi Universal also has loans to the Sundance partnership (approximately US$50 million at December 31, 2001), which can be converted to a common interest, increasing our interest to 50% or above. This allows Vivendi Universal to exercise significant influence over the Sundance Channels.

(3)	Vivendi Universal has a direct interest of 15.6% in UGC Ciné Cité and an indirect interest of 33.2% through its investment in UGC.

(4)	New entity created through the merger between the Jean-Claude Darmon Group and Sport+.

(5)	Consolidated at December 31, 2001 (see Note 2, UPC Alliance).

(6)	Investment in Scoot.com plc was impaired in June 2001 (see Note 2, Impairment of Goodwill).

(7)	The quoted market price for Philadelphia Suburban at December 31, 2001 was €265 million. Despite having less than a 20% interest, Philadelphia Suburban is accounted for under the equity method as Vivendi Environnement is the largest shareholder of this company and retains representation on the Board of Directors.

(8)	The quoted market price for South Staffordshire at December 31, 2001 was €190 million.

(9)	Sithe Energies, Inc. has been accounted for under the cost method since January 1, 2001.

(10)	Other investments consists of various entities accounted for under the equity method whose proportionate share of equity is under €40 million at December 31, 2001.

      The following table provides a reconciliation of the change in equity method investments during the year:

		Proportionate	Changes in	Proportionate		Foreign	Proportionate
		share of equity	scope of	share of net		currency	share of equity
		December 31,	consolidation	income	Dividends	translation	December 31,
		2000	& other	(loss)	received	adjustments	2001

		(In millions of euros)
USANi LLC	(1)	€5,310	€892	€144	€(17)	€340	€6,669
UC Development Partners		396	(8)	(46)	—	22	364
Sundance Channels	(1)	70	108	—	—	7	185
Universal Studios Florida		142	13	5	—	8	168
Universal Mediterranea		96	—	(2)	—	7	101
Universal Studios Japan		70	(6)	25	—	(4)	85
UGC		73	—	7	—	3	83
UGC Ciné cité		64	3	1	—	1	69
Canal Digital		(23)	30	(42)	—	(1)	(36)
SPORTFIVE		—	229	—	—	—	229
TKP and Cyfra+		(37)	159	(122)	—	—	—
Elecktrim Telekomunikacja SP	(2)	1,149	(600)	(28)	—	—	521
Telecom Developpement		269	—	12	—	—	281

		Proportionate	Changes in	Proportionate		Foreign	Proportionate
		share of equity	scope of	share of net		currency	share of equity
		December 31,	consolidation	income	Dividends	translation	December 31,
		2000	& other	(loss)	received	adjustments	2001

		(In millions of euros)
Xfera Moviles		75	32	(35)	—	—	72
Société Financière de Distribution (SFD)		(47)	(4)	(23)	—	—	(74)
Scoot.com plc		65	—	(65)	—	—	—
Vizzavi Europe	(3)	(44)	(226)	(193)	—	(3)	(466)
Realia Business SA		90	—	18	(12)	—	96
Philadelphia Suburban		73	6	12	(7)	4	88
Domino		57	—	7	(3)	(7)	54
South Staffordshire		54	—	10	(5)	—	59
Sithe Energies Inc.		821	(821)	—	—	—	—
Other		454	302	(138)	17	(7)	628

		€9,177	€109	€(453)	€(27)	€370	€9,176

(1)	Changes in scope of consolidation & other for USANi LLC and Sundance Channels primarily reflects final purchase price allocation adjustments related to the Merger Transactions (see Note 2).

(2)	Changes in scope of consolidation & other for Elektrim Telekomunikacja SP reflects €0.6 billion of the €0.8 impairment charge related to investments accounted for under the equity method (see Note 2).

(3)	Changes in scope of consolidation & other for Vizzavi Europe reflects €0.2 billion of the €0.8 charge related to investments accounted for under the equity method (see Note 2).

      Summarized financial information for equity method investees is as follows:

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)
Revenues	€13,343	€2,644	€8,242
Operating income (loss)	€2,247	€181	€(285)
Net loss	€(770)	€(26)	€(446)

	December 31,

	2001	2000

	(In millions of
	euros)
Long-term assets	€27,136	€23,202
Current assets	6,955	3,937

Total assets	€34,091	€27,139

Shareholders’ equity	€16,158	€13,292
Long-term liabilities	8,463	8,560
Current liabilities	9,470	5,287

Total liabilities and shareholders’ equity	€34,091	€27,139

Investments Accounted for Using the Cost Method

      The following table summarizes information about cost investments:

		December 31,

		Interest		Cost

		2001	2000	2001	2000

				(In millions of
				euros)
Sithe Energies, Inc.	(1)	34.2%	—	€604	€—
Elektrim S.A.		10.0%	4.9%	96	63
Mauritel	(2)	18.9%	—	52	—
Vodafone Egypt (formerly Misrfone)		7.0%	7.0%	23	23
Generale de Transport et d’Industrie		7.8%	7.8%	22	22
Havas Advertising	(3)	—	11.4%	—	340
Fovarosi Csatomazasi Muvek Reszvenytarsasag	(4)	—	25.0%	—	76
Genova Acque		16.9%	16.9%	38	38
Apa Nova Bucaresti	(5)	—	100.0%	—	35
Other	(6)	—	—	812	673

				1,647	1,270
Valuation allowance				(497)	(270)

				€1,150	€1,000

(1)	Sithe Energies, Inc. has been accounted for under the cost method since January 1, 2001.

(2)	Acquired in 2001.

(3)	Havas Advertising was sold in June 2001 (see Note 2).

(4)	Accounted for under the equity method in 2001.

(5)	Consolidated in 2001 due to the acquisition of additional interest at the end of 2000.

(6)	Other investments consists of various entities accounted for under the cost method whose carrying value was under €20 million at December 31, 2001.

Portfolio Investments — Securities

      The following table summarizes information about portfolio investments — securities:

		December 31,

		2001				2000

			Gross	Gross	Estimated		Gross	Gross	Estimated
			Unrealized	Unrealized	Fair		Unrealized	Unrealized	Fair
		Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

		(In millions of euros)
BSkyB	(1)	€1	€15	€—	€16	€1,233	€4,946	€—	€6,179
Dupont	(2)	903	—	(106)	797	853	—	—	853
USA Networks common shares	(3)	426	137	—	563	320	—	—	320
USA Networks class B shares	(3)	315	—	—	315	252	—	—	252
Softbank Capital Partners		230	—	(117)	113	—	—	—	—
Saint-Gobain		14	7	—	21	124	104	—	228
Facic		—	—	—	—	181	5	—	186
Eiffage		—	—	—	—	57	—	(17)	40
Others	(4)	44	—	(7)	37	261	21	(93)	189

		1,933	159	(230)	1,862	3,281	5,076	(110)	8,247
Valuation allowance		(119)	—	119	—	(17)	—	17	—

		€1,814	€159	€(111)	€1,862	€3,264	€5,076	€(93)	€8,247

(1)	In February 2002, these BSkyB shares were sold for cash, which was used for the redemption of part of the Pathé exchangeable bonds (see Note 2).

(2)	Represents 16,444,062 shares with a book value of US$713 million. The quoted market price for Dupont at December 31, 2001 was US$42.51 per share. The change in the cost of the Dupont shares between December 31, 2000 and 2001 was due to fluctuation in the US dollar/euro exchange rate. At December 31, 2000, the fair value of the investment in Dupont approximated it’s book value due to the fair value allocation of the purchase price to the investment related to the acquisition of Seagram.

(3)	Represents 18,181,308 shares of common stock of USA Networks with a book value of US$374 million and 13,430,000 class B shares of USA Networks with a book value of US$276 million. The quoted market price for the common stock of USA Networks at December 31, 2001 was US$27.31 per share. The change in the cost of the investment in USA Networks between December 31, 2000 and 2001 was due to final purchase price allocation adjustments related to the Merger Transactions and fluctuation in the US dollar/euro exchange rate. At December 31, 2000, the fair value of the investment in USA Networks approximated it’s book value due to the fair value allocation of the purchase price to the investment related to the acquisition of Seagram.

(4)	Other investments consist of various entities whose cost was under €40 million at December 31, 2001.

Portfolio Investments — Other

	December 31,

	2001	2000

	(In millions of
	euros)
Long-term loans	€1,586	€2,089
Other	1,231	1,066

	2,817	3,155
Valuation allowance	(198)	(77)

	€2,619	€3,078

Investments Accounted for Using the Proportionate Consolidation Method

      Investments accounted for using the proportionate consolidation method represent companies in which Vivendi Universal and other shareholders have agreed to exercise joint control over significant financial and operating policies. They exist in Vivendi Environnement only.

      Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows:

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)
Revenues	€4,923	€3,055	€2,509
Operating income	€426	€354	€223
Net income	€128	€171	€80

	December 31,

	2001	2000

	(In millions of
	euros)
Long-term assets	€8,082	€5,276
Current assets	4,694	2,180

Total assets	€12,776	€7,456

Shareholders’ equity	€5,146	€2,095
Minority interest	163	279
Financial debt	2,852	1,830
Reserves and other liabilities	4,615	3,252

Total liabilities and shareholders’ equity	€12,776	€7,456

Note 4 Shareholders’ Equity

      The number of common shares outstanding was 1,085,827,519 and 1,080,808,443, respectively, as at December 31, 2001 and 2000. Each common share, with the exception of treasury shares, has one voting right and may be registered upon request by the owner. The number of voting rights outstanding was 978,216,347 and 1,018,679,038, respectively, as at December 31, 2001 and 2000. Vivendi Universal and its subsidiaries held 107,386,662 shares of Vivendi Universal shares at December 31, 2001, representing a gross amount of €6,762 million, or an average cost per share of €63. Approximately 22% of the total was recorded as marketable securities. The remaining balance was recorded as a deduction of shareholders’ equity, primarily relating to 16.9 million shares sold by the Bronfman family and related entities at an average price of €75.1 and 55 million treasury shares sold by Vivendi Universal in January 2002 at an average price of €60. Additionally, 19.7 million stripped shares, the title ownership of which was transferred to the Seagram shareholders who elected to acquire their Vivendi Universal shares on a deferred basis, were recorded as a reduction of shareholders’ equity. Approximately 21 million shares are allocated to cover the stock option plans offered to Vivendi Universal employees. During 2001, 83,289,757 shares were acquired at an average price of €61.5, and 14,551,360 shares were sold at an average price per share of €60.9. At December 31, 2001, Vivendi Universal had convertible securities and outstanding stock options that were convertible or exercisable into approximately 64.1 million common shares.

      In 2001, the sale of TV Sport resulted in a €35 million reversal of goodwill, which had previously been recorded as a reduction of shareholders’ equity pursuant to the former rules issued by the COB in 1988. At December 31, 2001, goodwill of €4,333 million had been recorded as a reduction of shareholders’ equity. If this had been recorded as an asset, accumulated amortization of goodwill (assuming straight line amortization over periods customarily used by Vivendi Universal) would increase by €417 million, including €117 million related to 2001.

      As discussed in Note 2, accumulated amortization of goodwill excludes the €2.3 billion “theoretical” impairment of goodwill corresponding to the portion of goodwill originally recorded as a reduction of shareholders’ equity. The “theoretical” impairment of goodwill has no income statement impact.

Note 5 Debt

	December 31,

	2001	2000

	(In millions of
	euros)
Bonds and bank loans	€15,218	€15,803
BSkyB 0.5%(1)	3,948	—
Vivendi Environnement exchangeable 2%(2)	1,809	—
Vivendi Universal convertible 1.25%(3)	1,699	1,699
Vivendi Environnement 1.5%(4)	1,535	1,535
BSkyB 1%(5)	1,440	1,440
Vinci 1%(6)	527	—
BSkyB 3%(7)	117	155
Mediaset SpA 3.5%(8)	—	52
Seagram debt remaining(9)	354	2,491
Capital leases(10)	997	629

	27,644	23,804
Subordinated debt(11)	133	150

Total long-term debt	€27,777	€23,954

Bank overdrafts and other short-term borrowings	€14,003	€14,852

Of the total long-term debt, €13.1 billion related to Vivendi Environnement, including €10.9 billion of bonds and bank loans, the 1.5% convertible and exchangeable bonds discussed in (4) below, €602 million of capital leases and €109 million of subordinated debt. Of the total bank overdrafts and other short-term borrowings, €5.5 billion related to Vivendi Environnement.

(1)	In October 2001, Vivendi Universal sold its investment in BSkyB to two British companies which issued convertible notes in the BSkyB shares. The notes mature on October 8, 2005 and bear interest at 0.5%. The notes are convertible at a fixed number of shares per note (see Note 2).

(2)	In February 2001, Vivendi Universal issued 32,352,941 bonds with a nominal value of €55.90 each that bear interest at 2% per annum. Each bond is exchangeable at any time at the option of the bondholder into a Vivendi Environnement share. The bonds redemption price is €61.17 and they will mature on March 8, 2006. The bonds are redeemable in whole at the accreted principal amount assuring their holders a yield to maturity of 3.75% at any time if the closing price of a Vivendi Environnement share for 20 out of 30 consecutive trading days equals or exceeds 125% of the accreted principal amount. The bondholders may at their option demand redemption of part or all of their bonds on March 8, 2003 at a price equal to the accreted principal amount. At December 31, 2001, all the bonds were outstanding.

(3)	In January 1999, Vivendi Universal issued 6,028,363 bonds with a nominal value of €282.00 each that bear interest at 1.25% per annum. Each bond is convertible at the option of the bondholder into Vivendi Universal shares at a conversion rate of 1 bond to 3.047 shares. The bonds redemption price is par value (€282.00) and they will mature in January 2004. Vivendi Universal may redeem the bonds early in whole from January 1, 2002 to December 31, 2003 at the par value if the average price of a Vivendi Universal share over a specified period exceeds 115% of the redemption price. At December 31, 2001,

6,024,329 of the bonds were outstanding. Following the Merger Transactions, Vivendi Universal held back these bonds and will totally redeem them on January 1, 2004 at their par value.

(4)	In April 1999, Vivendi Environnement, a then wholly owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (Oceane) to the public, with a nominal value of €271.00 each that bear interest at 1.5% per annum. Upon the IPO of Vivendi Environnement in July 2000, 5,183,704 bonds were converted into Vivendi Environnement shares. At December 31, 2001, 5,331,126 bonds were outstanding and convertible into a total of 16,243,941 Vivendi Universal shares (which may be treasury shares or newly issued shares) at a conversion rate of 1 bond to 3.047 shares. The bonds redemption price is €288.00 and they will mature on January 1, 2005. In the absence of conversion, exchange or early redemption, the bonds will have a gross yield to maturity of 2.54%. Vivendi Universal may require Vivendi Environnement to redeem the bonds at an early redemption price (necessary to provide the bondholders a gross yield to maturity of 2.54%) if the average price of a Vivendi Universal share over a specified period exceeds 115% of the early redemption price.

(5)	In July 2000, in connection with its intention to dispose of its BSkyB shares, Vivendi Universal issued 59,455,000 exchangeable notes with a nominal value of €24.22 each that bear interest at 1% per annum. Each note is exchangeable at anytime at the option of the holder into a BSkyB share. The notes are redeemable in whole at the option of Vivendi Universal at the early redemption price (assuring the note holder a yield to maturity of 1.88%) if the average price of BSkyB shares during a period of 20 consecutive days is equal to or greater than 115% of the principal amount of the notes. The notes mature in July 2003. In October 2001, all of the BSkyB shares corresponding to the issuance of these notes were sold. At December 31, 2001, all of these notes were outstanding. Unless previously redeemed or exchanged, the notes will be redeemed in cash at an amount equal to €24.87 on July 5, 2003.

(6)	In February 2001, Vivendi Universal issued 6,818,695 bonds with a nominal value of €77.35 each that bear interest at 1% per annum. Each bond is exchangeable at any time at the option of the bondholder into a Vinci share. Each bondholder may, at their option, redeem all or part of their bonds on March 1, 2004 at a price equal to the accreted principal amount. Vivendi Universal may at its option redeem all the outstanding bonds at their redemption price if the closing price of a Vinci share for 20 out of 30 consecutive trading days equals or exceeds 125% of the accreted principal amount (which provides a yield to maturity of 3.75%). As of December 2001, all of the bonds remained outstanding. Vivendi Universal currently owns an adequate number of Vinci shares to fulfill its exchange obligation. Unless previously redeemed or exchanged, the notes will be redeemed in cash at an amount of €88.81 per bond on March 6, 2006.

(7)	In connection with the acquisition of Pathé in September 1999, Vivendi Universal assumed bonds that bear interest at 3% per annum, with a maturity in November 2003, and that are exchangeable into BSkyB shares at the option of the bondholder for 188.5236 BSkyB shares. In January 2002, Vivendi Universal decided to exercise its option to redeem the whole of these bonds by exchanging them for the BSkyB shares it owned.

(8)	In April 1997, Canal Plus issued exchangeable notes in an aggregate principal amount of €304.9 million which bear interest at 3.5% and mature on April 1, 2002. Each note is exchangeable at the option of the holder at a conversion rate of 1 note to 341.74 Mediaset shares. CANAL+ Group currently owns an adequate number of Mediaset shares to meet its conversion obligation.

(9)	Tender offers and consent solicitations for Seagram’s outstanding debt securities, assumed in the Merger Transactions, were mostly completed in the first quarter of 2001. The balance is comprised of several minor outstanding amounts remaining after the tender offer.

(10)	Represents lease contracts that include a purchase option, known in France as “credit bail”. In addition to these lease contracts, Vivendi Universal has additional lease obligations related to real estate defeasances (see Note 9).

(11)	Subordinated debt consists primarily of a loan of €244 million to finance the wastewater treatment plant in Zaraoza, Spain, underwritten by OTV on December 27, 1991 and repayable over 15 years and US$70 million of securities repayable over 15 years, issued on January 29, 1991 by Energies USA.

      Long-term debt listed according to the currency in which it is denominated is as follows:

	December 31,

	2001	2000

	(In millions of
	euros)
Euros	€18,077	€20,004
US dollars	4,443	3,422
Pounds sterling	4,229	180
Other	1,028	348

Total long-term debt	€27,777	€23,954

      The table below presents a summary of the repayment schedules of long-term debt, classified by contract maturity date:

	December 31,

	2001	2000

	(In millions of
	euros)
Due between one and two years	€3,434	€7,325
Due between two and five years	14,288	12,712
Due after five years	10,055	3,917

Total long-term debt	€27,777	€23,954

      At Vivendi Environnement, bank loans of €752 million were secured at December 31, 2001. These guarantees included €521 million in the water business, comprised primarily of €214 million for General Utilities, €81 million for Wyuna Water (Australia), €70 million Schwarze-Pumpe and €127 million for Vivendi Water Industrial Development and €231 million in the waste management business related to Norsk Gjevinning in Scandinavia.

      Long-term debt bearing fixed interest rates amounted to €18,646 million and €11,429 million, respectively at December 31, 2001 and 2000. Long-term debt bearing variable interest rates amounted to €9,131 million and €12,525 million, respectively at December 31, 2001 and 2000.

Note 6 Financial Instruments

      Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. These positions may adversely affect its operational and financial earnings. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risk Management

      Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR variable rate instruments and are considered to be a hedge against the change in fair value of fixed rate debt obligations. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. The following table summarizes information about Vivendi Universal’s interest rate risk management instruments:

	December 31,

	2001	2000

	(In millions of
	euros)
Pay-variable interest rate swaps:
Notional amount of indebtedness	€5,868	€3,103
Average interest rate paid	3.36%	5.00%
Average interest rate received	5.01%	5.15%
Expiry:
Due within one year	€2,282	€1,833
Due between two and five years	€1,526	€1,179
Due after five years	€2,060	€91
Pay-fixed interest rate swaps:
Notional amount of indebtedness	€10,284	€7,290
Average interest rate paid	4.25%	4.78%
Average interest rate received	2.97%	4.87%
Expiry:
Due within one year	€2,766	€466
Due between two and five years	€3,951	€3,220
Due after five years	€3,567	€3,604
Interest rate caps, floors and collars:
Notional amount of indebtedness	€3,392	€3,458
Guarantee rate	4.78%	4.74%
Expiry:
Due within one year	€150	€91
Due between two and five years	€1,391	€1,515
Due after five years	€1,851	€1,852

Foreign Currency Risk Management

      Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. At December 31, 2001, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted over the following year. The principal currencies hedged were the US dollar,

Japanese yen, British pound and Canadian dollar. The following table summarizes information about Vivendi Universal’s foreign currency risk management instruments:

	December 31,

	2001	2000

	(In millions of euros)
Forward contracts:
Notional amount	€1,705	€418
Sale against the euro	€640	€92
Purchase against the euro	€1,065	€326
Expiry:
Due within one year	€1,705	€418
Currency swaps:
Notional amount	€2,710	€2,670
Sale against the euro	€1,027	€105
Purchase against the euro	€1,683	€2,565
Expiry:
Due within one year	€2,447	€2,670
Due between two and five years	€263	€—

Equity Market Risk Management

      Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. During 2001 and 2000, Vivendi Universal hedged certain equity-linked debts using specialized indexed swaps. These swaps, with notional amounts totaling €377 million in both 2001 and 2000 expire in eight years.

      At December 31, 2001, Vivendi Universal has two total return swaps related to the sale of the investments in BSkyB and AOL Europe, the fair market value of the which was €(0.2) and €0 million, respectively. For additional information on these swaps see Note 9 Commitments and Contingencies.

	December 31,

	2001	2000

	(In millions of
	euros)
Equity-linked swaps:
Notional amount	€377	€377
Expiry:
Due within one year	€46	€—
Due between two and five years	€208	€178
Due after five years	€123	€199
Total return swaps:
Notional amount	€3,511	€—
Expiry:
Due between two and five years	€3,511	€—

Fair Value of Financial Instruments

      At December 31, 2001 and 2000, Vivendi Universal’s financial instruments included cash, cash equivalents, marketable securities, receivables, investments, accounts payable, borrowings, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash, cash equivalents, marketable securities, receivables, accounts payable, short-term borrowings and current portion of long-term debt approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

	Asset (Liability)

	December 31, 2001		December 31, 2000

	Carrying Value	Fair Value	Carrying Value	Fair Value

	(In millions of euros)
Investments(1)	€7,398	€7,503	€8,301	€13,405
Long-term debt	€27,777	€28,128	€23,954	€24,427
Foreign currency instruments and interest rate agreements:
Interest rate and cross currency swaps	€—	€219	€—	€230
Interest caps	—	44	—	66
Forward exchange contracts	—	4	—	166
Other specialized swaps	—	163	—	166
Puts and calls on marketable securities	—	(214)	—	(257)

	€—	€216	€—	€371

(1)	Comprised of other investments (see Note 3 Investments) and treasury shares, excluding those held for stock option purposes.

Credit Concentrations and Counter-Party Risk

      Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among instruments and issuers.

Note 7 Income Taxes

      The following tables summarize the sources of pre-tax income and the resulting income tax expense (benefit):

Components of Income Tax Expense

	Years Ended December 31,

	2001	2000(1)	2000

	(In millions of euros)
Income tax expense applicable to:
Current
France	€451	€383	€395
US	223	14	14
Other jurisdictions	526	381	381

	1,200	778	790

Deferred
France	290	224	224
US	90	(18)	(18)
Other jurisdictions	(1)	25	25

	379	231	231

Total income tax expense	€1,579	€1,009	€1,021

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

Components of Deferred Tax Assets and Liabilities

	December 31,

	2001	2000

	(In millions of
	euros)
Deferred tax assets
Employee benefits	€142	€81
Tax credit and net operating loss carryforwards	3,813	3,902
Provisions for risks and liabilities	542	747
Other, net	1,915	917

Gross deferred tax assets	6,412	5,647
Deferred tax assets not recorded in the books	(2,187)	(1,739)

Total deferred tax assets	4,225	3,908

Deferred tax liabilities
Depreciation	261	1,320
Revaluation of assets	2,454	2,764
DuPont share redemption	1,656	1,656
Spirits and wine sale	1,769	1,769
Other, net	3,837	621

Total deferred tax liabilities	9,977	8,130

Net deferred tax liability	€(5,752)	€(4,222)

      In accordance with French GAAP, Vivendi Universal does not recognize deferred tax assets on net tax operating loss carryforwards, tax credit carryforwards or on deductible temporary differences when the recovery of the related deferred tax asset is not probable. The deferred tax assets not recorded primarily relate to deferred tax assets of consolidated subsidiaries with operating loss carryforwards that are not expected to be realized. Deferred taxes on undistributed earnings of foreign subsidiaries are not recorded.

      The utilization of certain tax carryforwards is subject to limitations under income tax laws. The deferred tax on the tax carryforwards expires in varying amounts as follows:

Deferred tax on
tax carryforwards

(In millions of euros)
2002	€445
2003	130
2004	138
2005	1,531
2006	632
After 2006	608
Unlimited	329

€3,813

Effective Income Tax Rate

      A reconciliation of the differences between the French statutory tax rate and Vivendi Universal’s effective income tax rate is as follows:

	Years Ended December 31,

	2001	2000	1999

French statutory rate	36.4%	37.8%	40.0%
Nondeductible goodwill amortization	(48.4)	6.1	38.4
Permanent differences	(1.6)	(17.7)	(79.1)
Long-term capital gains/losses taxed at lower tax rates	4.0	(5.7)	(22.3)
Tax (losses) gains	(3.0)	6.0	(93.9)
Other, net	(1.2)	(0.6)	(7.4)

Effective income tax rate	(13.8)%	25.9%	(124.3)%

      The years ended December 31, 1999 to December 31, 2001 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

Note 8 Additional Financial Statement Information

Income Statement Data

	Years Ended December 31,

	2001	2000(1)	2000	1999(2)

	(In millions of euros)
Research and development costs	€237	€179	€179	€121

Personnel costs, including employee profit sharing	€11,926	€9,487	€9,487	€10,300

Financial expenses, net
Financing costs	€(1,455)	€(1,288)	€(1,288)	€(872)
Capital gains on sale of portfolio investments	143	702	685	451
Foreign exchange gains (losses)	51	(7)	(7)	236
Financial provisions	(482)	(196)	(92)	(163)
Other	(185)	27	69	261

	€(1,928)	€(762)	€(633)	€(87)

Exceptional items, net
Net capital gains and gains on the dilution of our interests in other companies	€2,365	€3,772	€3,777	€670
Restructuring costs	—	—	(271)	(91)
Other	—	40	(559)	(1,425)

	€2,365	€3,812	€2,947	€(846)

Depreciation and amortization
Depreciation of property, plant and equipment	€2,578	€2,105	€2,105	€1,407
Amortization of goodwill(3)	15,203	634	634	606
Amortization of other intangible assets	1,253	904	904	1,006
Other non-financial provisions and allowances	16	395	395	(31)

	€19,050	€4,038	€4,038	€2,988

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

(3)	In 2001 comprised of €12,194 million goodwill impairment charge, €2,148 million amortization of goodwill and of €61 million amortization of goodwill related to 2001 business combinations (see below), plus of €800 million impairment taken at Vizzavi Europe and Elektrim Telekomunikacja by those equity method investments (see Notes 2 and 3).

Balance Sheet Data

		Accumulated	Goodwill,
	Goodwill	Amortization	Net

	(In millions of euros)
Goodwill, net
Balance at January 1, 2001	€49,054	€(1,921)	€47,133
Business combinations	6,252	(61)	6,191
Disposals	(415)	123	(292)
Amortization	—	(2,148)	(2,148)
Impairment(1)	—	(12,194)	(12,194)
Changes in consolidation scope and other	(2,296)	—	(2,296)
Foreign currency translation adjustments	1,564	(341)	1,223

Balance at December 31, 2001	€54,159	€(16,542)	€37,617

(1)	Excludes €800 million impairment by Vizzavi Europe and Elektrim Telekomunikacja equity method investments (see Notes 2 and 3).

	December 31,

	2001	2000

	(In millions of
	euros)
Other intangible assets, net
Audiovisual and music rights	€7,821	€8,590
Trademarks, market share, editorial resources	7,984	5,296
Film costs, net of amortization	2,587	2,765
Editorial & plate costs	118	18
Telecom licenses	680	21
Deferred charges	1,391	1,331
Software	703	526
Fees paid to local authorities	568	520
Other	1,450	1,113

	€23,302	€20,180

	Other		Other
	Intangible	Accumulated	Intangible
	Assets	Amortization	Assets, Net

	(In millions of euros)
Balance at January 1, 2001	€23,027	€(2,847)	€20,180
Additions/allocations	1,501	(1,246)	255
Disposals/reversals	(13)	(7)	(20)
Changes in scope of consolidation and other	5,044	(2,630)	2,414
Foreign currency translation adjustments	569	(96)	473

Balance at December 31, 2001	€30,128	€(6,826)	€23,302

	December 31,

	2001	2000

	(In millions of
	euros)
Property, plant and equipment, net
Land	€2,199	€2,030
Buildings	3,941	3,518
Machinery and equipment	9,138	6,268
Construction-in-progress	1,030	740
Other	2,823	3,533

Property, plant and equipment	19,131	16,089
Publicly-owned utility networks	4,265	3,900

Property, plant and equipment, net	€23,396	€19,989

		Publicly-		Property,
	Property,	Owned		Plant and
	Plant and	Utility	Accumulated	Equipment,
	Equipment	Networks	Depreciation	Net

	(In millions of euros)
Balance at January 1, 2001	€25,671	€5,661	€(11,343)	€19,989
Additions/allocations	3,699	314	(2,784)	1,229
Disposals/reversals	(668)	(102)	206	(564)
Changes in scope of consolidation	3,287	94	(896)	2,485
Foreign currency translation adjustments	42	220	(5)	257

Balance at December 31, 2001	€32,031	€6,187	€(14,822)	€23,396

      As of December 31, 2001 and 2000, property plant and equipment totaling €0.8 billion and €1.8 billion, respectively, were pledged as collateral for borrowings from banks. See Note 5.

	December 31,

	2001	2000

	(In millions of
	euros)
Inventories and work-in-progress
Inventories	€4,090	€3,797
Less valuation allowance	(927)	(578)

	€3,163	€3,219

Accounts receivable
Trade accounts receivable	€19,994	€17,440
Allowance for doubtful accounts	(2,274)	(1,125)

Total trade accounts receivable	17,720	16,315
VAT and other taxes	3,374	2,927

	€21,094	€19,242

Other marketable securities
Treasury shares	€1,840	€4,540
Listed marketable securities	1,866	1,796
Unlisted marketable securities	403	1,357
Valuation allowance	(336)	(346)

	€3,773	€7,347

      The unlisted marketable securities are comprised primarily of mutual funds.

	December 31,

	2001	2000

	(In millions of
	euros)
Minority interest
Balance at beginning of year	€9,787	€4,052
Changes in consolidation scope	411	4,990
Issuance of TSAR(1)	300	—
Minority interest in income of consolidated subsidiaries	594	625
Dividends paid by consolidated subsidiaries	(981)	(80)
Impact of foreign currency fluctuations on minority interest	97	190
Other changes	—	10

Balance at end of year	€10,208	€9,787

(1)	In December 2001, Vivendi Environnement, through its subsidiary Vivendi Environnement Financière de l’Ouest, issued Titres Subordonné Remboursable en Actions Prioritaires (TSAR or obligated mandatorily redeemable security of subsidiary holding parent debentures) with a maturity in December 28, 2006. As a result of its features, the TSAR is recorded as minority interest in the balance sheet.

	December 31,

	2001	2000

	(In millions
	of euros)
Provisions and allowances
Litigation	€610	€620
Warranties and customer care	311	312
Financial depreciation of public service contracts fixed assets	762	568
Maintenance and repair costs accrued in advance	273	372
Reserves related to fixed assets	106	310
Valuation allowance on real estate	527	810
Valuation allowance on work in progress and losses on long-term contracts	484	718
Closure and post closure costs	455	355
Pensions	652	449
Restructuring costs	314	310
Losses on investments in unconsolidated companies	320	361
Other	1,517	761

	€6,331	€5,946

Provisions
and
Allowances

Balance at January 1, 2001	€5,946
Additions	680
Reversals	(759)
Changes in scope of consolidation	402
Foreign currency translation adjustments	62

Balance at December 31, 2001	€6,331

	December 31,

	2001	2000

	(In millions of euros)
Other non-current liabilities and accrued expenses
Sports rights	€1,440	€2,138
Medium-term vendor credits	847	1,045
Royalties payable, participations and commitments	911	1,070
Accrued compensation and other benefits	402	330
Accrual for exit activities related to the acquisition of Seagram	300	400
Litigation and contingencies	528	374
Vivendi Environnement	668	688
Other	592	292

	€5,688	€6,337

	December 31,

	2001	2000

	(In millions of
	euros)
Accounts payable
Trade accounts payable	€19,178	€19,144
Social costs payable	7,236	4,353

	€26,414	€23,497

Cash Flow Statement Data

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)
Cash payments
Interest paid, net	€1,402	€1,288	€872
Income taxes paid	€684	€229	€370

Other Data

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)
Non-cash investing and financing activities
Purchase of affiliates by issuance of common stock	€207	€28,809	€2,225
Issuance of common stock in settlement of note payable	€177	€1,405	€620

	Years Ended
	December 31,

	2001	2000

	(In thousands)
Average number of employees
Fully-consolidated	273	226
Proportionately consolidated	48	27

	321	253

Note 9 Commitments and Contingencies

      The following table summarizes information on Vivendi Universal’s most significant contractual obligations and commercial commitments at December 31, 2001:

		Payments due by period

			Less than	Between	Between	After
		Total	1 year	1 and 2 years	2 and 5 years	5 years

		(In millions of euros)
Long-term debt	(1)	€27,777	€—	€3,434	€14,288	€10,055
Sports rights	(2)	1,482	432	851	186	13
Broadcasting rights	(3)	2,776	822	932	803	219
Creative talent and employment agreements	(4)	886	539	161	173	13
Operating leases	(5)	4,668	652	613	1,536	1,867
Real estate defeasances	(6)	653	—	—	—	653
Public service contracts	(7)	223	37	33	80	73

Total		€38,465	€2,482	€6,024	€17,066	€12,893

(1)	Long-term debt recorded in the balance sheet (See Note 5).

(2)	Exclusivity contracts for broadcasting sporting events by CANAL+ Group, recorded in the balance sheet (€1,440 million in other non-current liabilities and €42 million in provisions and allowances).

(3)	Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity by CANAL+ Group.

(4)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally in the Music and TV & Film businesses.

(5)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, of which €2.0 billion relates to Media & Communications businesses and €2.7 billion relates to Vivendi Environnement.

(6)	Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back arrangement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate €34 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately €28 million. The difference between Vivendi Universal’s rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable. (Note: In addition to these lease obligations, capital lease obligations of €997 million are included in long-term debt as required under French GAAP when the lease contract includes a purchase option, known in France as “credit bail”).

(7)	Minimum future payments for fees obligation with local authorities assumed under certain public service contracts by Vivendi Environnement and its subsidiaries.

      In addition to the above, Vivendi Universal and its subsidiaries have various contingent liabilities relating to specific transactions and to certain guarantees given in the ordinary course of business, including performance and financial guarantees, surety bonds and other signature commitments. Those significant items relating to our Media & Communications businesses are as follows:

•	On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of US$1 billion; however, any individual claim must exceed US$10 million to qualify for indemnification and the purchasers would only receive indemnification for qualified claims which exceed US$81.5 million in the aggregate. In addition, Vivendi Universal provided an indemnity to Diageo potentially worth hundreds of millions of dollars and relating to certain litigation involving the Captain Morgan Rum brand. However, the parties to that litigation recently agreed to a settlement pursuant to which, among other things, Vivendi Universal agreed to pay Diageo US$75 million if it were to sell its Malibu Rum Business to Allied Domecq plc and obtain the dismissal of all Captain Morgan Rum litigation with prejudice. Upon the closing of the sale and dismissal of the litigation and payment of the US$75 million by Vivendi Universal, all of the Vivendi Universal indemnification obligations related to this litigation will be extinguished. The Stock and Asset Purchase Agreement also provides for post-closing adjustments to the purchase price received by Vivendi Universal based upon, among other things, the spirits and wine business’s Closing Net Indebtedness and Closing Net Working Capital (as defined in the Stock and Asset Purchase Agreement).

•	As discussed in Notes 2 and 14 to our consolidated financial statements, concurrent with Vivendi Universal’s sale of 400.6 million BSkyB ordinary shares to the QSPEs, Vivendi Universal entered into a total rate of return swap with the financial institution that holds the QSPEs’ exchangeable debt. At inception, the swap provided Vivendi Universal with a subordinated economic interest in 89% of 400.6 million BSkyB ordinary shares through October 2005. As described below, the swap was partially terminated in December 2001.

Based on BSkyB’s ordinary share price at December 31, 2001, if BSkyB’s ordinary share price were to decline to €0.0, Vivendi Universal’s financial statement exposure to the financial institution under the total rate of return swap after December 31, 2001 could be as much as approximately €2.6 billion under French GAAP and €3.1 billion under US GAAP, depending on the pattern and timing of decline in BSkyB’s share price. For French GAAP purposes, the €2.6 billion exposure includes the potential loss of the €1.0 billion asset Vivendi Universal recorded in its balance sheet at December 31, 2001 relating to these transactions (Note 14 to our consolidated financial statements) and €1.6 billion that is not reflected as either an asset or liability in Vivendi Universal’s French GAAP balance sheet at December 31, 2001. For US GAAP purposes, the €3.1 billion exposure includes the potential loss of the €0.5 billion asset Vivendi Universal recorded in its balance sheet at December 31, 2001 relating to these transactions (Note 14 to our consolidated financial statements) and €2.6 billion that is not reflected as either an asset or liability in Vivendi Universal’s US GAAP balance sheet at December 31, 2001. The pattern and timing of any decline in BSkyB’s share price after December 31, 2001 would affect Vivendi Universal’s exposure under the total rate of return swap due to the swap’s reset mechanism described in Note 2 to our consolidated financial statements; a relatively slower, steady rate of decline in BSkyB’s share price would tend to increase Vivendi Universal’s exposure under the swap as compared with an immediate drop in the share price. The maximum amount of cash that Vivendi Universal would have to pay to the financial institution under the total rate of return swap if the BSkyB share price were to decline to €0, would be approximately €2.6 billion.

Vivendi Universal’s proceeds from the December 2001 partial swap settlement relative to 150 million BSkyB ordinary shares was net of the financial institution’s structuring and facilitation fees of €34 million related to the financial institution’s issuance of share certificates redeemable for 150 million BSkyB ordinary shares in December 2001. If similar transactions occur in settling the remaining 250.6 million BSkyB ordinary shares covered by the total rate of return swap at December 31, 2001, structuring and facilitation fees absorbed by Vivendi Universal would be negotiated by Vivendi Universal and the financial institution based on market conditions at the time of settlement. Assuming terms identical to the December 2001 swap settlement, those fees would be €56 million (€37 million after tax) on the 250.6 million BSkyB shares covered by the swap at December 31, 2001, and would be recognized by Vivendi Universal, under French GAAP, when the swap is settled. Under US GAAP, the fees are reflected in Vivendi Universal’s US GAAP fair value measurement of the total rate of return swap at December 31, 2001, as described in Note 14 to our consolidated financial statements.

In connection with the financial institution’s issuance of the share certificates described in Note 2 to our consolidated financial statements, Vivendi Universal indemnified the financial institution for any amounts the financial institution is required to pay and/or deliver to holders of those share certificates that the financial institution does not receive as holder of QSPEs’ exchangeable debt. Vivendi Universal believes any payments it might be required to make under the indemnification, which most likely would result from the commencement of dividend payments on BSkyB’s ordinary shares, would be offset by Vivendi Universal’s receipt, as the QSPEs’ ordinary shareholder, of dividends paid on the QSPEs’ BSkyB shares.

•	In connection with the sale of our investment in the junior preferred shares of AOL Europe (AOLE), Vivendi Universal entered into a total return swap agreement with the financial institution, which expires on March 31, 2003. Under the terms of the agreement, Vivendi Universal retains the financial risk for any instance where AOLE’s net available value is below US$812 million as at March 31, 2003. AOLE’s net available value is contractually defined as “the fair value of AOLE and its subsidiaries assets and businesses (including their assets and liabilities, but excluding their indebtedness and other obligations for borrowed money, including guarantees) on a going concern basis, less its aggregate amount of indebtedness and other obligations for borrowed money (including guarantees) and the aggregate amount payable to the holders of any shares of AOLE capital stock ranking senior to preferred E shares upon a liquidation as at March 31, 2003. The net available value of AOLE will be evaluated by two appraisers in April 2003. In the case of a 10% value difference, a third appraiser will be appointed. At December 31, 2001, the net available value of AOLE did not present any financial risk to Vivendi Universal.

•	In connection with the purchase of Rondor Music International in 2000, there exists a contingent purchase price adjustment based on the market price of Vivendi Universal shares. The contingent purchase price adjustment was triggered in April 2002 when the market value of Vivendi Universal shares fell below US$37.50 for ten consecutive trading days. The liability for this adjustment is approximately US$230 million, a portion of which must be paid in Vivendi Universal shares with the balance payable in shares or cash, at Vivendi Universal’s option. The payment is expected to be paid to the previous owners of Rondor in early 2003.

•	In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

•	In connection with its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monégasque de Communication, a subsidiary of Vivendi Universal, at any time until December 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2002, Société Nationale de Financement can put up to 29% of its interest in Monaco Telecom for €51 million or proportion thereof and its residual 16% interest at fair value. Between May 26, 2002 and December 2009, Société Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be evaluated by two independent appraisers (one nominated by Vivendi Universal and the other by the Principality of Monaco) who will have two months to agree on a value. In the event an agreement is not reached, the two parties will jointly appoint a third appraiser.

•	Under the terms of the partnership agreement signed on April 11, 1997, Cegetel Group agreed to purchase from Société Nationale des Chemins de Fer Français (SNCF) their interest in Télécom Développement over a five year period beginning from the effective date of the partnership agreement on July 11, 1997. The purchase price will be fixed by an expert but should not be lower than €461 million. Additionally, the shareholders agreement includes exit conditions for both parties through a reciprocal buy or sell agreement at a price still to be determined.

•	In connection with its interest in Maroc Telecom, Vivendi Universal and the Kingdom of Morocco contracted a reciprocal call and put option related to a 16% interest in Maroc Telecom currently held by the Kingdom of Morocco. The options can be exercised from September 1, 2003 to June 1, 2005 between the parties at then fair value, except if before September 1, 2003, the Kingdom of Morocco places this 16% interest with a third party investor or if Vivendi Universal exercises preemption rights.

•	In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal has contributed a €940 million surety contract related to vendor financing arrangements. These arrangements, with several vendors, have been entered into to potentially finance amounts payable for network equipment up to a total amount of €1.9 billion. To date, none of this financing has been utilized.

•	In connection with its investment in Cinema Corporation International, Vivendi Universal has provided guarantees related to bank facilities and theatre rents for approximately €378 million.

•	In connection with the development of USG Orlando in Florida, Vivendi Universal assumed all commitments initially given by Seagram. These included a completion agreement that guaranteed the completion of three hotels, one of which remains to be completed, and a commitment to cover our proportionate share (25%) of the operating deficit, if any, of the hotels, capped at US$30 million per year.

•	As of April 24, 2002, Vivendi Universal would require a total of approximately 58.9 million of its ordinary shares in order to satisfy the exercise of stock options granted to its directors and officers pursuant to various stock option plans. Vivendi Universal both sells puts and buys calls in order to provide, in part, for its share needs as a result of these outstanding stock options. Except for one put sold in 1998, Vivendi Universal in 2001 sold puts to banks on 19.7 million ordinary shares at exercise prices ranging from €60.40 to €80.00 in 2002 and 3.1 million ordinary shares at an exercise price of €50.50 in January 2003. As of April 30, 2002, approximately 16 million of these puts remain outstanding. Vivendi Universal may settle the puts contractually either by paying an average of €69 in cash per ordinary share for each ordinary share that is put, or by directing the banks to sell to the market each ordinary share that is put and paying the banks the difference, in cash, between the price the banks receive per ordinary share and the strike price (averaging €69). Vivendi Universal may also offer to extend the duration of certain of the puts in exchange for a reduction in the average €69 strike price. Vivendi Universal’s contingent liability relating to these puts is approximately €1.1 billion to settle the 16 million puts outstanding for cash at an average of €69 per put and approximately €540 million to settle the 16 million puts outstanding for cash by paying the banks the difference between the average of €69 per put and the market price per ordinary share of Vivendi Universal as of April 30, 2002. In addition, Vivendi Universal purchases calls on its ordinary shares, from time to time, in order to satisfy the exercise of stock options. In June 2001, Vivendi Universal purchased a call on ordinary shares at a fixed price to satisfy the exercise of stock options that have an exercise price above €75 per ordinary share. In connection with the purchase of this call, Vivendi Universal sold to the seller of the call 9.5 million treasury shares to enable such seller to manage its risk.

      Significant commitments and contingent liabilities relating to our Environmental Services are as follows:

•	As part of their contractual obligations under concession agreements, Vivendi Environnement and its subsidiaries assume responsibility for the replacement of fixed assets in the publicly-owned utility networks they manage. The estimated replacement costs for which they are responsible over the remaining life of the contracts totals €2.4 billion.

•	In the normal course of business, Vivendi Environnement and its subsidiaries provide specific guarantees that cover both prepayments received and operating/ performance obligations related to major contracts. These guarantees approximated €3.1 billion at December 31, 2001, including: €0.8 billion of performance guarantees issued by subsidiaries of Vivendi Environnement, €0.4 billion of performance guarantees issued by Vivendi Environnement on behalf of its subsidiaries either directly to clients or to financial institutions as counter guarantees and €0.2 billion in financial guarantees given by US Filter for projects undertaken with its industrial customers.

•	In connection with the acquisition of 49% of B 1998 SL, the Spanish holding company that owns 56.5% of FCC, Vivendi Universal granted an option to the primary shareholder of the holding company. This option grants the primary shareholder the right to sell to Vivendi Universal, at any time between April 18, 2000 and October 6, 2008, their remaining 51% in the holding company at a price based on the average market value of FCC’s shares during the three months preceding the exercise of the option (up to 7 times FCC’s EBITDA or 29.5 times FCC’s earnings per share for the previous year, whichever is lower). At December 31, 2001, Vivendi Universal would have to pay an estimated €812 million if the option were to have been exercised.

•	Vivendi Environnement has a potential obligation of approximately €613 million under the Berlin water contract to pay previous land owners, not indemnified by the Berlin government, who may present claims for payments.

      Significant commitments and contingent liabilities relating to our Non-Core businesses, primarily real estate operations, are as follows:

•	As previously discussed, in December 2000, Vivendi Universal sold a 49.9% interest in Sithe to Exelon for approximately US$696 million, the net proceeds of which were approximately US$475 million. As a result of the transaction Exelon became the controlling shareholder of Sithe and Vivendi Universal retained a minority interest of approximately 34%. Vivendi Universal’s remaining interest is subject to a put and call option. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal’s remaining interest. Under the terms of the contract the price is subject to a cap and a floor.

•	Two guarantees capped at €250 million each extended when Vivendi Universal sold its hotel business to a consortium composed of Accor, Blackstone and Colony, and sold several office towers and housing complexes to Unibail.

•	Various other pledges and guarantees to banks related to real estate operations, which individually range from €43,000 to €46 million and together total €371 million.

      Litigation Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations. For further discussion of litigation, see “Item 8 — Financial Information — Litigation.”

      Environmental matters Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. Vivendi Universal’s operations are covered by insurance policies. At December 31, 2001, there were no significant environmental losses.

Note 10 Segment Information

Business Segment Data

      Vivendi Universal operates in two global core businesses: Media & Communications and Environmental Services. The principal reportable segments within these businesses are: Music, Publishing, TV & Film, Telecoms, Internet and Environmental Services. Each reportable segment is a strategic business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. Management evaluates the performance of its segments and allocates resources to them based on several performance measures, including EBITDA for its Media & Communications business segments. As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items (principally reorganization costs at CANAL+ Group), and does not reflect adjustment for any minority interest in fully consolidated subsidiaries. EBITDA should not be considered an alternative to operating or net income as an indicator of Vivendi Universal’s performance or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. Vivendi Universal does not allocate interest income, interest expense, income taxes or unusual items to segments.

										Total
			TV			Holding	Total Media &	Environmental	Non-Core	Vivendi
	Music	Publishing	& Film	Telecoms	Internet	& Corporate	Communications	Services(3)	Businesses	Universal

	(In millions of euros)
December 31, 2001
Revenues	6,560	4,286	9,501	7,639	129	—	28,115	29,094	151	57,360
EBITDA	1,158	817	1,224	2,307	(209)	(261)	5,036
Depreciation and amortization	(439)	(269)	(1,082)	(978)	(44)	(65)	(2,877)
Other one-time items	—	(1)	(192)	1	—	—	(192)
Restructuring charges	—	(68)	(24)	—	(37)	—	(129)

Operating income (loss)	719	479	(74)	1,330	(290)	(326)	1,838	1,964	(7)	3,795

Capital expenditures	133	193	556	1,534	20	6	2,442	2,879	17	5,338
Segment assets	21,907	7,409	42,536	12,760	825	9,881	95,318	41,892	1,792	139,002
Equity method investments	30	(13)	7,988	899	(465)	132	8,571	605	—	9,176
December 31, 2000(1)
Revenues	495	3,540	4,248	5,270	48	—	13,601	26,294	1,685	41,580
EBITDA	94	493	526	1,131	(183)	(137)	1,924
Depreciation and amortization	(8)	(148)	(637)	(645)	(11)	(58)	(1,507)
Other one-time items	—	(173)	(243)	(22)	(1)	(17)	(456)

Operating income (loss)	86	172	(354)	464	(195)	(212)	(39)	1,589	273	1,823

Capital expenditures	49	136	788	1,104	73	4	2,154	2,613	1,033	5,800
Segment assets	23,745	5,090	47,752	9,885	1,076	22,237	109,785	38,057	2,896	150,738
Equity method investments	15	4	6,208	1,460	25	938	8,650	527	—	9,177
December 31, 2000
Revenues	495	3,540	4,248	5,270	48	—	13,601	26,512	1,685	41,798
EBITDA	94	493	526	1,303	(183)	(137)	2,096
Depreciation and amortization	(8)	(148)	(637)	(817)	(11)	(58)	(1,679)

Operating income (loss)	86	345	(111)	486	(194)	(195)	417	1,897	257	2,571

Capital expenditures	49	136	788	1,104	73	4	2,154	2,613	1,033	5,800
Segment assets	23,745	5,090	47,752	9,885	1,076	22,237	109,785	38,057	2,896	150,738
Equity method investments	15	4	6,208	1,460	25	938	8,650	527	—	9,177
December 31, 1999(2)
Revenues	—	3,278	1,151	3,913	2	—	8,344	20,959	11,552	40,855
EBITDA	—	410	85	494	(34)	(76)	879
Depreciation and amortization	—	(58)	(188)	(554)	(1)	(76)	(877)

Operating income (loss)	—	352	(103)	(60)	(35)	(152)	2	1,483	351	1,836

Capital expenditures	—	96	206	1,053	6	—	1,361	1,905	2,363	5,629

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

(3)	Vivendi Environnement’s published figures may differ than the figures presented in Vivendi Universal’s consolidated financial statements, primarily due to the elimination of non-material intercompany transactions. Furthermore, Vivendi Universal’s definition of operating income differs from Vivendi

Environnement’s definition of EBIT utilized in their December 31, 2001 accounts by an amount of €2,013 million (excluding restructuring charges of €49 million).

Geographic Data

      The following table presents by geographic area revenues for 2001, 2000 and 1999 and long-lived assets for 2001 and 2000:

	Years Ended December 31,

	2001	2000(1)	2000	1999(2)

	(In millions of euros)
Revenues
France	€24,285	€20,933	€21,174	€23,611
United Kingdom	4,170	2,992	2,969	3,241
Rest of Europe	10,456	7,421	7,421	7,355
United States of America	12,654	7,009	7,009	4,659
Rest of World	5,795	3,225	3,225	1,989

	€57,360	€41,580	€41,798	€40,855

	December 31,

	2001	2000

	(In millions of
	euros)
Long-lived assets
France	€26,402	€38,605
United Kingdom	2,781	8,439
Rest of Europe	10,770	9,180
United States of America	53,522	48,070
Rest of World	5,599	8,286

	€99,074	€112,580

(1)	Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to the Consolidated Financial Statements).

(2)	In order to facilitate the comparability of 2000 and 1999 financial results, the 1999 results are presented in accordance with accounting policies in effect in 2000.

Note 11 Significant Subsidiaries

      Significant subsidiaries through which Vivendi Universal conducted the majority of its operations as at December 31, 2001 are as follows:

		Accounting	Ownership
		Method	Interest

VIVENDI UNIVERSAL
Media & Communications
Music
Centenary Holding N.V.		Consolidated	92%
Universal Music (UK) Holdings Ltd.		Consolidated		100%
Universal Holding GmbH		Consolidated		100%
Universal Music K.K.		Consolidated		100%
Universal Music S.A. France		Consolidated		100%
Universal Studios, Inc.		Consolidated	92%
Polygram Holding, Inc.		Consolidated		100%
Interscope Records		Consolidated		100%
Def Jam Records, Inc.		Consolidated		100%
Publishing
Vivendi Universal Publishing		Consolidated	100%
Houghton Mifflin Company		Consolidated		100%
Vivendi Universal Games, Inc.		Consolidated		100%
Groupe Expansion		Consolidated		100%
Groupe Moniteur		Consolidated		100%
Editions Robert Laffont		Consolidated		100%
Promotec		Consolidated		100%
Larousse-Bordas		Consolidated		100%
Groupe Tests		Consolidated		100%
Comareg		Consolidated		100%
TV & Film
Groupe Canal S.A.		Consolidated	100%
Canal Plus	(1)	Consolidated		49%
Canal Satellite		Consolidated		66%
StudioCanal		Consolidated		100%
Universal Pictures International B.V.		Consolidated	92%
Universal Studios, Inc.		Consolidated	92%
Universal City Studios, Inc.		Consolidated		100%
USANi LLC		Equity		49%

		Accounting	Ownership
		Method	Interest

Telecoms
Cegetel Group	(2)	Consolidated	44%
Cegetel	(3)	Consolidated		80%
Société Française du Radiotéléphone (S.F.R.)		Consolidated		80%
Vivendi Telecom International		Consolidated	100%
Vivendi Telecom Hungary		Consolidated		100%
Kencell		Consolidated		60%
Monaco Telecom		Consolidated		55%
Maroc Telecom	(2)	Consolidated		35%
Elektrim Telekomunikacja		Equity		49%
Xfera		Equity		26%
Internet
Vivendi Universal Net		Consolidated	100%
i-France		Consolidated		100%
Scoot Europe		Consolidated		100%
Ad-2-One		Consolidated		100%
CanalNumedia		Consolidated		100%
Vizzavi Europe		Equity		50%
Scoot.com plc		Equity		22%
Vivendi Universal Net U.S.A. Group, Inc.		Consolidated	100%
MP3.com, Inc.		Consolidated		100%
EMusic.com, Inc.		Consolidated		100%
Flipside, Inc./ Uproar, Inc.		Consolidated		83%
Environmental Services
Vivendi Environnement		Consolidated	63%
Vivendi Water		Consolidated		100%
CGEA Onyx		Consolidated		100%
CGEA Connex		Consolidated		100%
Dalkia		Consolidated		66%
FCC	(4)	Proportionately Consolidated		28%

(1)	Consolidated because Vivendi Universal has a majority of the Board of Directors, bears the operational risk and rewards of Canal Plus and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(2)	Consolidated because, through a shareholders’ agreement, Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(3)	Formerly Cegetel 7 and Cegetel Entreprises which were merged on March 31, 2001 and renamed Cegetel, a company 80% owned by Cegetel Group and 20% by Télécom Dévelopment, a company that is, in turn, owned 50% by Cegetel Group, which is accounted for by the equity method.

(4)	Proportionately consolidated because Vivendi Environnement holds a 49% in B 1998 SL, the Spanish holding company that owns 56.5% of FCC. Vivendi Environnement’s interest in the holding company is subject to a shareholders’ agreement pursuant to which they have the right of equal representation on the major executive bodies of FCC.

Note 12 Related Party Transactions

      Purchase of Vivendi Universal Shares from the Bronfman Family — Vivendi Universal purchased 15,400,000 American Depositary Shares (ADSs), representing Vivendi Universal shares held by various members of the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 3.5% discount. Additionally, Vivendi Universal also purchased 1,500,000 ADSs representing Vivendi Universal shares owned by various entities controlled by the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 0.9% discount.

      Télécom Développement — Télécom Développement (TD) owned by Cegetel Group (49.9%) and Société Nationale des Chemins de Fer Français (SNCF) (50.1%), the leading French railway company is linked by a commercial agreement with Cegetel Group. It gives TD the exclusive right to carry Cegetel Group’s long distance calls.

Note 13 Subsequent Events

      Acquisition of Entertainment Assets of USA Networks, Inc. — On December 16, 2001, Vivendi Universal, Universal Studios, Liberty, USA and Mr. Barry Diller entered into agreements whereby Vivendi Universal agreed to acquire control of USA’s entertainment assets (programming, TV distribution, cable networks and film businesses, including USA Films LLC, Studios USA LLC and USA Cable LLC). These assets will be combined with Universal’s existing film, TV and recreation businesses to form a new entertainment group, VUE, which will be 93.06% owned by Universal and its affiliates. The transaction is valued at approximately US$10.3 billion, and will be financed through a combination of cash and securities. The transaction closed on May 7, 2002.

      At the closing, USA and its subsidiaries received US$1.62 billion in cash, a 5.44% common interest in VUE and preferred interests in VUE with initial face values of US$750 million and US$1.75 billion (the latter of which is subject to puts and calls settlable in up to approximately 56.6 million shares of USA common stock). In connection with the acquisition, Vivendi Universal acquired from Liberty securities of USA (as well as a 27.4% interest in MultiThématiques) in exchange for an aggregate of 37.4 million Vivendi Universal treasury shares. USANi LLC, a subsidiary of USA, canceled (in exchange for the distribution to Universal Studios and its affiliates of interests in certain of USANi LLC’s subsidiaries) the 320.9 million of its shares (currently exercisable into USA common shares) that are owned by Universal Studios and its affiliates as of the closing. In exchange for agreeing to enter into certain commercial arrangements and for other valuable consideration, Vivendi Universal and its affiliates received 60.5 million warrants to purchase shares of USA at varying exercise prices. In addition to these warrants, Vivendi Universal and its affiliates own approximately 56.6 million shares of USA common stock as of the closing.

      Strategic Alliance with EchoStar Communications Corporation — In December 2001, Vivendi Universal and EchoStar Communications Corporation (EchoStar) announced an eight year strategic alliance in which Vivendi Universal will offer EchoStar’s DISH Network customers in the United States a variety of programming and interactive television services, including five new channels and expanded pay-per-view and video-on-demand movies and events. These services are expected to begin in the fall of 2002. EchoStar will pay customary fees per subscriber to Vivendi Universal once the channels become available. Additionally, Vivendi Universal and EchoStar will also work together on a new programming initiative to develop new satellite-delivered broadband channels featuring interactive games, movies, sports, education and music to be launched within a three year period following the consummation of the agreement.

      Under the agreement, Vivendi Universal will also make a US$1.5 billion equity investment in EchoStar to provide a portion of the funding for EchoStar’s pending merger with Hughes Electronics Corporation (Hughes), the parent company of DirecTV. In exchange, EchoStar has issued Series D Preferred Stock, at an issue price of approximately US$260 per share. This stock has the same economic and voting rights as the Class A common shares into which it is convertible and has a liquidation preference equal to its issue price. Immediately prior to the consummation of the merger with Hughes, the Series D Preferred Stock will be converted into EchoStar Class A common shares which will then be exchanged for Class A common shares in the combined EchoStar-Hughes upon completion of the merger. As a result of these transactions, Vivendi

Universal owns approximately 10% of EchoStar, or less than 5% of the combined EchoStar-Hughes following the proposed merger. Vivendi Universal received contingent value rights, intended to provide downside protection for the price of the Class A common shares to be issued upon conversion of the Series D Preferred Stock. The maximum payment under the rights is US$225 million if the pending merger with Hughes Electronics is completed, or US$525 million if the pending merger is not completed. Any amount owing under these rights would be settled three years after completion of the merger, or thirty months after the merger agreement terminates, as applicable except in certain limited circumstances.

      Divestment of Vivendi Universal Publishing’s Professional Division — Vivendi Universal has entered into an agreement to sell VUP’s business-to-business (B2B) and health divisions to two newly formed investment companies led by the Cinven investment fund. Additionally, Vivendi Universal will acquire a 25% interest in the investment companies. VUP’s B2B activities include Groupe Moniteur, Usine Nouvelle, France Agricole, Builder, Barbour Index, Tests and Exposium. VUP’s health activities include Le Quotidien du Médecin, Vidal, Masson, Staywell, MIMS and Doyma. The sale is expected to be finalized in the second quarter of 2002 and is subject to customary closing conditions. There is no assurance that such conditions will be satisfied.

      Sale of Vivendi Universal Treasury Shares — In January 2002, Vivendi Universal sold 55 million treasury shares for total proceeds of €3.3 billion. Proceeds from the sale were primarily used to reduce debt.

      Stream Acquisition — In February 2002, Vivendi Universal and CANAL+ Group, shareholder of TELE+, announced that they had signed an agreement with News Corporation to acquire the Italian digital TV platform Stream, subject to approval by the Italian regulatory authorities with reasonable conditions. In May 2002, the Italian regulatory authority approved the acquisition subject to a number of conditions which are unacceptable to Vivendi Universal. Vivendi Universal has consequently indicated its intent to terminate the merger agreement with News Corporation.

      Disposal of Elektrim Telekomunikacja — In March 2002, Vivendi Universal announced that it had signed a non-binding Memorandum of Understanding with a group of financial investors led by Citigroup Investments to sell its 49% interest in Elektrim Telekomunikacja. As part of the agreement, Vivendi Universal will retain a minority interest in the Citigroup-led consortium and will be granted a put option and the investors a call option on this interest. The exercise of the two options will ensure that Vivendi Universal is able to completely withdraw from its investment in Elektrim Telekomunikacja in due course.

      First Acqua Acquisition — Vivendi Environnement announced on May 13, 2002 that its subsidiary, Vivendi Water UK, signed an agreement with First Aqua Holdings Limited (FAH) to acquire First Aqua (JVCo) Limited (First Aqua), the holding company of Southern Water. The consideration is based on an enterprise value of 2 billion pounds sterling, equal to that used for FAH’s acquisition of Southern Water in April 2002 and Southern Water’s estimated average gross regulatory asset value as of March 2002. The deal is conditioned on receipt of UK and European Union regulatory approval, as well as the closing of FAH’s acquisition of Southern Water. In addition, the completion of the acquisition of First Aqua by Vivendi Water UK is subject to the availability of satisfactory long-term, non-recourse financing to refinance First Aqua and Southern Water debt. Following implementation of the refinancing, Vivendi Water UK will invest approximately 420 million pounds sterling, thereby holding a majority of First Aqua’s ordinary equity.

      Disposal of Investment in BSkyB — As described in Notes 2, 9 and 14 to our consolidated financial statements, Vivendi Universal transferred approximately 96% (400.6 million ordinary shares) of its investment in BSkyB’s ordinary shares and €81 million of money market securities to two QSPEs in October 2001, and concurrently entered into a total rate of return swap with the same financial institution that held all of the QSPEs’ beneficial interests.

      In May 2002, the financial institution sold the remaining 250.6 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal’s payment of related costs.

      For French GAAP purposes, in the second quarter 2002, Vivendi Universal will recognize a pre-tax gain of approximately €1.7 billion upon the termination of the total rate of return swap, net of expenses. This transaction will also result in a reduction of debt of approximately €4 billion.

      For US GAAP purposes, in the second quarter 2002, Vivendi Universal will recognize a pre-tax gain of approximately €0.2 billion upon the termination of the total rate of return swap, net of expenses. Additionally, previously recognized mark-to-market pre-tax gains of approximately €0.8 billion (€0.5 billion in 2001 and €0.3 billion in first quarter 2002) on the total rate of return swap will be reversed. As the October 2001 transaction was originally accounted for as a sale, the termination of the total rate of return swap will result in a reduction of debt of approximately €0.4 billion, equal to the incremental proceeds expected to be received from the transaction.

Note 14 Supplemental Disclosures Required Under US GAAP and SEC Regulations

      The following information has been prepared to present supplemental disclosures required under US GAAP and SEC regulations applicable to Vivendi Universal.

Summary of Significant Differences Between Accounting Principles followed by Vivendi Universal and US GAAP

      Vivendi Universal has prepared its consolidated financial statements in accordance with French GAAP, as discussed in Note 1. French GAAP differs in certain respects from US GAAP, the principal differences of which, as they relate to Vivendi Universal, are as follows:

Business Combinations and Goodwill As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders’ equity when the acquisition was paid for with equity securities, whereas under US GAAP goodwill is always recognized as an asset. Additionally, under French GAAP, certain acquisitions, notably Havas and Pathé, were accounted for as mergers. Under this method, goodwill is computed as the difference between the consideration paid and the net historical book value acquired. Under US GAAP, the Havas and Pathé acquisitions did not meet the criteria for pooling and, therefore, were accounted for as purchase business combinations. Accordingly, goodwill is computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed. The reconciliation impact is that French GAAP potentially results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses as compared to US GAAP. Additionally, the amortization of goodwill charged to earnings is lower under French GAAP than under US GAAP.

Goodwill Impairment Charge and Impairment of Other Long-Lived Assets As required under both French and US GAAP, Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Under French GAAP, measurement of any impairment is based on fair value. In 2001, following the recent market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest). Under US GAAP, measurement of any impairment is based on the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). SFAS 121 requires that an impairment loss be recognized whenever the sum of the undiscounted future cash flows estimated to be generated from the use and ultimate disposal of an asset are less than the net carrying value of the asset. On this basis no impairment was indicated and accordingly the goodwill impairment charge was reversed. Vivendi Universal’s impairment of other long-lived assets primarily relates to its real estate assets.

Intangible Assets Under French GAAP, certain types of advertising costs, are capitalized and amortized over their useful lives. Business trademarks acquired in a purchase business combination are not required to be amortized. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed upon first broadcast or showing of the film. Under US GAAP, advertising costs are charged to expense in the period they are incurred. Trademarks acquired are amortized over their estimated useful life. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed over the estimated number of times the film or program is broadcast.

Derivative Financial Instruments Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, or the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the consolidated statement of income is recorded upon settlement or the payment or receipt of cash, but potential loss, if any, is accrued against financial income.

Under US GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), issued by the Financial Accounting Standards Board (FASB), requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value. Changes in the fair value of all derivatives are recognized immediately in earnings unless specific hedging criteria are met. Changes in the fair value are recorded each period in current earnings or accumulated other comprehensive income depending on whether the derivative is used to hedge fair value or cash flow exposures. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as an offset to the changes in fair value of related hedged assets, liabilities or firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings at the same time the accumulated other comprehensive income is recognized in earnings. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. The ineffective portion of a hedging derivative’s change in fair value is reported in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133 are recorded at their market value and recognized in current earnings.

The financing activities of Vivendi Universal necessarily involve the management of various market risks, including those related to changes in interest rates and foreign currency exchange rates. Management uses derivative financial instruments to mitigate or eliminate certain of these risks. However, a significant part of these derivative instruments do not qualify as hedge derivatives under the strict hedge criteria of SFAS 133. As derivative instruments that do not qualify for hedge accounting are marked to fair market value on the balance sheet, with the change in fair value recognized in earnings, this may induce volatility in earnings.

The impact of adopting SFAS 133 on January 1, 2001, was a €39 million reduction in net income and a €6 million increase to other comprehensive income, recorded as a cumulative effect of change in accounting principle.

During 2001, Vivendi Universal recorded changes in fair value of derivative instruments that qualify for cash flow hedge to accumulated other comprehensive income, and changes in fair value of derivative instruments that qualify for fair value hedge, as well as the ineffectiveness of derivative instruments that qualify for cash flow hedge to earnings. The impact on financial income was not material.

Disposal of Investment in BSkyB

The Transaction:

      As described in Notes 2 and 9 to our consolidated financial statements, Vivendi Universal transferred approximately 96% (400.6 million ordinary shares) of its investment in BSkyB’s ordinary shares and

€81 million of money market securities to the QSPEs in October 2001 in exchange for approximately €4 billion and the QSPEs’ ordinary shares, and concurrently entered into a total rate of return swap that provides Vivendi Universal with a subordinated economic interest of 89% in 400.6 million BSkyB ordinary shares. A financial institution held all of the QSPEs’ beneficial interests that had fair value during 2001. That same financial institution is the counterparty to the total rate of return swap. Vivendi Universal accounted for its transfer of the BSkyB ordinary shares and the money market securities as a borrowing for tax purposes.

      In considering Vivendi Universal’s accounting for these transactions, it should be noted that Vivendi Universal’s carrying value of its BSkyB ordinary shares before their transfer to the QSPEs were significantly different for French and US GAAP purposes.

French GAAP:

      For French GAAP purposes, Vivendi Universal accounted for its October 2001 transfer of BSkyB ordinary shares to the QSPEs as a borrowing. Vivendi Universal followed this accounting because although all of the QSPEs’ beneficial interests that had fair value during 2001 were held by the financial institution, Vivendi Universal held the QSPEs’ ordinary shares and indirectly retained a substantial portion of the economic risk associated with the QSPEs’ assets through the total rate of return swap. Accordingly, Vivendi Universal’s French GAAP balance sheet at December 31, 2001, includes the QSPEs’ BSkyB shares (included in other marketable securities, at Vivendi Universal’s €1.5 billion historical French GAAP carrying value) and the money market securities, and the QSPEs’ exchangeable bonds (long-term debt of approximately €4 billion).

      For French GAAP purposes, Vivendi Universal recognized a pre-tax gain (before fees) of €1.1 billion upon the partial termination of the total rate of return swap in December 2001, which resulted in Vivendi Universal’s recognition of a €1.1 billion short-term loan receivable from the financial institution at December 31, 2001.

      At December 31, 2001 Vivendi Universal’s French GAAP balance sheet carrying value of its investment in the QSPEs’ BSkyB ordinary shares that Vivendi Universal did not “allocate” to the portion of the total rate of return swap that was terminated in December 2001 (i.e., the remaining 250.6 million shares), was approximately €2.1 billion less than the market value of those shares based on BSkyB’s quoted ordinary share price of 756 pence on that date. As indicated previously, the total rate of return swap final settlement is to be net of Vivendi Universal’s assumption of the financial institution’s BSkyB share placement costs, and may take place at a discount from BSkyB’s quoted market price given the significant block represented by the BSkyB shares covered by the swap.

      These transactions impacted Vivendi Universal’s 2001 French GAAP income as follows (in millions of euros):

Proceeds (before fees) from sale of 150 million BSkyB shares (700 pence per share)	€1,655
Pre-transfer carrying value of 150 million BSkyB shares, including transaction costs	(581)

Pre-tax impact	1,074
Deferred tax provision	(369)

After-tax impact	€705

      These transactions resulted in the following items in Vivendi Universal’s French GAAP balance sheet at December 31, 2001 (excluding cash, deferred tax accounts, and shareholders’ equity) as follows (in millions of euros):

Assets:
400.6 million BSkyB shares (€1,547) and money market securities (€81)	€1,628
Recognized receivable under total rate of return swap	1,074

€2,702

Liabilities:
Debt	€3,948

US GAAP:

      For US GAAP purposes, Vivendi Universal’s October 2001 transfer of BSkyB ordinary shares and money market securities to the QSPEs was accounted for as a sale, as the transfer met the sale requirements in SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125. At December 31, 2001, Vivendi Universal did not consolidate the QSPEs’ financial statements for US GAAP purposes, as the QSPEs met SFAS 140’s requirements to be accounted for as qualifying special purpose entities. SFAS 140 provides that a transferor of financial assets to a qualifying special purpose entity should not consolidate the qualifying special purpose entity. For US GAAP purposes, Vivendi Universal recognized a €1.15 billion pre-tax US GAAP gain in October 2001 to give recognition to its transfer of BSkyB ordinary shares and money market securities to the QSPEs.

      For US GAAP purposes, Vivendi Universal recorded its interest in the QSPEs’ ordinary shares at €0 at December 31, 2001, which is Vivendi Universal’s estimate of the related fair value upon Vivendi Universal’s acquisition of those ordinary shares and at December 31, 2001. That retained interest could have value to Vivendi Universal if BSkyB begins paying dividends on its ordinary shares, or if the holder of the QSPEs’ exchangeable debt exercises its option to exchange that debt before maturity.

      For US GAAP purposes, Vivendi Universal accounted for the total rate of return swap as a derivative instrument under SFAS 133, Accounting for Derivative Investments and Hedging Activities, at fair value, with changes in fair value recognized currently in earnings. Vivendi Universal recognized related net pre-tax mark-to-market gains in earnings of €523 (before fees) million during the year ended December 31, 2001. In measuring the fair value of the total rate of return swap at December 31, 2001, Vivendi Universal assumed that the swap will ultimately be settled without any premium or discount from the 756 pence closing BSkyB share price at December 31, 2001 (see Note 2 for a discussion of the related discount Vivendi Universal realized in 2001 on the partial swap termination). Vivendi Universal has recorded the estimated amount related to the future transaction costs associated with future swap termination or settlement that Vivendi Universal will likely have to pay to the financial institution swap counterparty (see Note 2 for a discussion of Vivendi Universal’s commitment to pay these costs).

      Vivendi Universal’s 2001 US GAAP income was impacted by these transactions as follows (in millions of euros):

Transfers to the QSPEs in October 2001:
Proceeds from sale of 400.6 million BSkyB shares (629 pence per share) and €81 million money market securities	€3,948
Pre-transfer carrying value of 400.6 million BSkyB shares and money market securities, including transaction expenses	(2,798)

Pre-tax gain on sale	1,150
Realized gain (before fees) on total rate of return swap related to the partial notional termination of the swap with regard to 150 million BSkyB shares (settled at 700 pence per share, which represents a discount from market)	175
Unrealized gain (before fees) on fair valuation of the total rate of return swap on 250.6 million BSkyB shares (based on December 31, 2001 quoted market price of 756 pence per share)	523

Pre-tax impact	1,848
Deferred tax provision	(1,033)

After-tax impact	€815

      These transactions resulted in the following items in Vivendi Universal’s US GAAP balance sheet at December 31, 2001 (excluding cash, deferred tax accounts and shareholders’ equity) as follows (in millions of euros):

Assets:
Receivable under total rate of return swap	€698

Liabilities:	€—

      Employee Benefit Plans Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, Vivendi Universal has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors. Under US GAAP plans that grant or sell common shares to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, compensation arising from such plans is measured based on the intrinsic value of the shares granted or sold to employees. For other plans, the compensation expense is calculated as the difference between the fair value at the grant date and the employee strike price. Compensation expense for compensatory stock based plans is recognized in the period benefited.

      Under French GAAP, since January 1998 Vivendi Universal has recorded its pension obligations, covering all eligible employees, using the projected unit credit method. Under US GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date.

      Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid. Under US GAAP, an obligation for amounts to be paid under postretirement plans, other than pensions must be recognized. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

      Treasury Shares Under French GAAP, treasury shares are recorded as a reduction of shareholders’ equity except when the shares have been acquired to stabilize the market price or in connection with stock options granted to employees, in which case they are recorded as marketable securities. Gains or losses on the disposal of treasury shares are recorded in current period earnings. Under US GAAP, treasury shares are recorded as a reduction of shareholders’ equity. Gains or losses on the disposal of treasury shares are recognized as an adjustment to shareholders’ equity.

      Investments in Equity Securities Under French GAAP, investments in non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Under US GAAP, investments in equity securities are classified into two categories and accounted for as follows: equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified as “available-for-sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders’ equity.

Principles of Consolidation

      Use of the Proportionate Consolidation Method — As discussed in Note 1, under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. Under US GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held. Summarized financial information for investments accounted for using the proportionate consolidation method is provided in Note 3. This difference in accounting policy has no effect on either net income or shareholders’ equity.

      Use of the Equity Method — Under French GAAP, there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, Board of Directors representation, and other contractual relationships; another consideration is the level of ownership by others in the investee. In determining its significant influence in such subsidiaries, the Company applies the criteria described in Note 1. Under US GAAP, equity accounting is generally required when an investor’s ownership interest is equal to or greater than 20% of the investee’s total voting securities. In unusual situations where the ownership interest is less than 20%, equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

New Accounting Pronouncements in the United States

      In July 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS 141), and SFAS No. 142 Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and that intangible assets be recognized when they result from contractual or legal rights or are separable. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, Accounting Principles Board (APB) Opinion No. 16, Business Combinations, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

      Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized, however, it will continue to be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

      SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment, which, if any, will be recorded as a cumulative effect adjustment to net income.

      Impact of non-amortization of goodwill and indefinite lived assets — Had Vivendi Universal adopted SFAS 142 on January 1, 2001, approximately €2 billion of amortization related to goodwill and indefinite lived assets would not have been recorded in 2001.

      Impact of impairment of goodwill and indefinite lived intangible assets — On January 1, 2002, Vivendi Universal will adopt SFAS 142, which provides new measurement techniques for goodwill and other intangible assets resulting from business combinations. While its evaluation is not yet complete, Vivendi Universal expects to record a non-recurring, non-cash charge of approximately €15 billion in the first quarter of 2002 to US GAAP net income. The impairment reflects the overall market decline which has occurred since the Vivendi, Seagram and Canal Plus merger was announced in June 2000. The charge will be recorded as a cumulative effect of change in accounting principle and will have no affect on Vivendi Universal’s operations.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. While it supersedes APB Opinion 30, Reporting the Results of operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

      SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS 144 will have a material impact on its results of operations or its financial position.

Reconciliation of Shareholders’ Equity to US GAAP

	December 31,

	2001	2000

	(In millions of
	euros)
Shareholders’ equity as reported in the Consolidated Statement of Shareholders’ Equity	€36,748	€56,675
Adjustments to conform to US GAAP:
Business combinations and goodwill	8,158	8,783
Goodwill impairment charge	12,626	—
Impairment of other long-lived assets	(90)	(88)
Intangible assets	(427)	(329)
Financial instruments	(1,492)	823
Disposal of investment in BSkyB	774	—
Employee benefit plans	—	(23)
Other	(127)	192
Tax effect on adjustments	(268)	(1,304)

	55,902	64,729
Fees associated with BSkyB swap, after tax	(37)	—

US GAAP shareholders’ equity	€55,865	€64,729

Reconciliation of Net Income (Loss) and Earnings (Loss) Per Share to US GAAP

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros)
Net income (loss) as reported in the Consolidated Statement of Income	€(13,597)	€2,299	€1,435
Adjustments to conform to US GAAP:
Business combinations and goodwill	(333)	(263)	(1,053)
Goodwill impairment charge	12,626	—	—
Impairment of other long-lived assets	(1)	(23)	521
Intangible assets	(62)	(106)	(192)
Financial instruments	316	105	(208)
Disposal of investment in BSkyB	774	—	—
Employee benefit plans	(33)	(108)	(241)
Other	(290)	(46)	25
Tax effect on adjustments	(535)	50	(41)

	(1,135)	1,908	246
Fees associated with BSkyB swap, after tax	(37)	—	—

US GAAP net income (loss)	€(1,172)	€1,908	€246

      Under both French and US GAAP, basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Under French GAAP, treasury shares are considered outstanding in the computation of weighted average number of common shares outstanding, whereas under US GAAP, treasury shares are not considered outstanding. The calculation of US GAAP earnings per share is as follows:

	Years Ended December 31,

	2001	2000	1999

	(In millions of euros, except
	per share amounts)
Net income (loss) — basic	€(1,172)	€1,908	€246
Dilutive effect of:
Shares issuable on conversion of debt	27	34	30

Net income (loss) — diluted	€(1,145)	€1,942	€276

Weighted average number of shares outstanding — basic (millions)	980.9	588.8	511.3
Dilutive effect of:
Shares issuable on conversion of debt	34.6	34.6	—
Shares issuable on exercise of dilutive options	4.0	2.0	2.3
Shares applicable to put options sold	7.2	—	—
Shares attributable to stock purchase plans	4.4	10.4	2.7
Shares applicable to warrants	1.1	4.2	8.9

Weighted average number of shares outstanding — diluted (millions)	1,032.2	640.0	525.2

Earnings (loss) per share — basic	€(1.19)	€3.24	€0.48
Earnings (loss) per share — diluted	€(1.19)	€3.03	€0.48
Pro forma impact of the sale of 55 million treasury shares on January 7, 2002 (millions):	55.0	—	—
Pro forma weighted average number of shares outstanding — basic (millions)	1,035.9	—	—
Pro forma weighted average number of shares outstanding — diluted (millions)	1,087.2	—	—
Pro forma earnings (loss) per share — basic	€(1.13)	€—	€—
Pro forma earnings (loss) per share — diluted	€(1.13)	€—	€—

US GAAP Consolidated Statement of Income

      The Consolidated Statement of Income presented below has been restated to reflect the differences between French GAAP and US GAAP discussed above:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros)
Revenues	€51,733	€34,276	€36,543
Cost of revenues	(34,900)	(23,173)	(26,719)
Selling, general and administrative expenses	(13,267)	(8,998)	(8,293)
Amortization of goodwill	(2,465)	(760)	(766)
Other operating expenses, net	(564)	(167)	(1,442)

Operating income (loss)	537	1,178	(677)
Interest expense, net	(1,066)	(394)	(371)
Other income	2,475	3,008	533

Income (loss) before income taxes, minority interest, equity interest and discontinued operations	1,946	3,792	(515)
Income tax (expense) benefit	(1,904)	(798)	716
Minority interest	(787)	(580)	24
Equity in (losses) earnings of unconsolidated companies	(388)	(546)	21

Income (loss) from continuing operations	(1,133)	1,868	246
Income from discontinued operations, after tax	—	40	—

Income (loss) before cumulative effect of change in accounting principle	(1,133)	1,908	246
Cumulative effect of change in accounting principle, after tax	(39)	—	—

Net income (loss)	€(1,172)	€1,908	€246

      Excise taxes and contributions collected on behalf of local authorities included in revenues were €1,770 million, €1,729 million and €2,112 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

      Under French GAAP, goodwill amortization is excluded from operating income, while under US GAAP it is included as a component of operating income. Additionally, French GAAP defines exceptional items differently from the definition of extraordinary items under US GAAP, thus items classified as exceptional for French GAAP purposes have been reclassified to the appropriate income statement captions determined under US GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of the group have been included in the determination of operating income. Capital gains or losses on the sale of consolidated entities or equity affiliates are considered for French GAAP purposes as exceptional income (loss), whereas they are classified for US GAAP purposes as other income (loss).

Statement of Comprehensive Income (Loss)

      Under US GAAP the following information would be presented within the Consolidated Financial Statements as either a separate statement or as a component within the Consolidated Statement of Shareholders’ Equity:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros)
US GAAP net income (loss)	€(1,172)	€1,908	€246
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,470	(700)	332
Unrealized gains (losses) on equity securities	(3,438)	3,158	110
Unrealized gains on cash flow hedges	13	—	—
Minimum pension liabilities adjustment	(164)	(5)	—

US GAAP comprehensive income (loss)	€(3,291)	€4,361	€688

Employee Benefit Plans

      In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other postretirement benefits to eligible employees, as discussed in Note 1. Disclosures in accordance with SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, are presented below.

      The following tables pertain to Vivendi Universal’s defined benefit pension or postretirement plans principally in the US, the U.K., Canada, France, Germany and Japan, and provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the two-year period ending December 31, 2001:

			Postretirement
	Pension Benefits		Benefits

	2001	2000	2001	2000

	(In millions of euros)
Change in Benefit Obligation
Benefit obligation at beginning of year	€2,137	€1,645	€187	€7
Service cost	106	56	1	—
Interest cost	146	66	16	1
Plan participants’ contributions	8	11	—	—
Business combinations	568	971	53	179
Disposals	(242)	(581)	(1)	—
Curtailments	(9)	(2)	(7)	—
Actuarial loss, net	20	17	34	1
Benefits paid	(80)	(45)	(12)	(1)
Special termination benefits	2	—	—	—
Other (foreign currency translation)	56	(1)	3	—

Benefit obligation at end of year	€2,712	€2,137	€274	€187

Change in Fair Value of Plan Assets
Fair value of plan assets at beginning of year	€2,036	€1,534	€—	€—
Actual return on plan assets	(265)	(11)	—	—
Employers’ contributions	44	26	12	—
Plan participants’ contributions	8	11	—	—
Business combinations	551	754	—	—
Disposals	(315)	(236)	—	—
Benefits paid	(64)	(3)	(12)	—
Other (foreign currency translation)	54	(39)	—	—

Fair value of plan assets at end of year	€2,049	€2,036	€—	€—

Funded Status
Underfunded obligation	€(663)	€(101)	€(274)	€(187)
Unrecognized actuarial (gain) loss	480	(22)	37	(1)
Unrecognized prior service benefit	(70)	(138)	(4)	—
Unrecognized net transition asset	(16)	(18)	—	—
Write-off of prepaid on multi-employer scheme overtime(1)	(38)	(45)	—	—

US GAAP net accrued liability recognized	€(307)	€(324)	€(241)	€(188)

(1)	Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since it is unlikely that they will be recoverable through future contribution holidays.

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €2,035 million, €1,761 million and €997 million, respectively, as of December 31, 2001, and €367 million, €299 million and €54 million, respectively, as of December 31, 2000.

      Amounts recognized in the balance sheet at December 31 consist of:

	Pension Benefits		Postretirement Benefits

	2001	2000	2001	2000

	(In millions of euros)
Prepaid benefit cost	€240	€115	€—	€—
Accrued benefit liability	(810)	(447)	(241)	(188)

US GAAP net accrued liability	(570)	(332)	(241)	(188)
Minimum liability adjustment(1)	263	8	—	—

US GAAP net accrued liability recognized	€(307)	€(324)	€(241)	€(188)

(1)	US GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction of shareholders’ equity, net of tax. US GAAP does not permit the recognition of an asset if the fair value of plan assets exceeds the accumulated benefit obligation.

      Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under US GAAP as follows:

	Pension Benefits		Postretirement Benefits

	2001	2000	2001	2000

	(In millions of euros)
US GAAP net accrued liability	€(570)	€(332)	€(241)	€(188)
Excess funding of plans recognized in income only when paid back to Vivendi Universal	(2)	(3)	—	—
Impacts of transition obligation, prior service costs and actuarial gains recognized with a different timing under local regulations	(74)	7	(1)	(1)
Minimum liability adjustment	263	8	—	—

French GAAP net accrued liability in consolidated financial statements	€(383)	€(320)	€(242)	€(189)

Accrued	€(623)	€(459)	€(242)	€(189)
Prepaid	€240	€139	€—	€—

      Net periodic pension and other postretirement benefit costs under US GAAP for the years ended December 31 include the following components:

	Pension Benefits			Postretirement Benefits

	2001	2000	1999	2001	2000	1999

	(In millions of euros)
Service cost	€106	€56	€72	€1	€—	€—
Expected interest cost	146	66	91	16	1	—
Expected return on plan assets	(171)	(91)	(94)	—	—	1
Amortization of prior service costs	(8)	(9)	(12)	(1)	—	—
Amortization of actuarial gains	7	(12)	1	—	—	—
Amortization of transition asset	(5)	(2)	(1)	—	—	—
Curtailments/settlements	(3)	1	(3)	(7)	—	—
Write-off of prepaid on multi-employer scheme overtime	7	22	8	—	—	—

US GAAP net benefit cost	€79	€31	€62	€9	€1	€1

      Annual cost under French GAAP was €31 million and €38 million for the years ended December 31, 2001 and 2000, respectively. The difference between these amounts and the annual cost under US GAAP primarily results from the amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

      The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31 were:

	Pension Benefits			Postretirement Benefits

	2001	2000	1999	2001	2000	1999

Discount rate	6.3%	6.5%	5.8%	6.9%	7.5%	5.0%
Expected return on plan assets	7.4%	8.3%	7.4%	6.0%	6.0%	6.0%
Rate of compensation increase	4.3%	N/A	N/A	3.0%	N/A	N/A
Expected residual active life (in years)	14.5	13.5	13.7	13.0	13.0	15.0

      For postretirement benefit measurement purposes, the Company assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 12% and 6% in the pre-age 65 and post-age 65 categories, respectively in 2000 to 10.9% and 5.1%, pre-age 65 and post-age 65, respectively in 2001. In 2001, a one-percentage-point increase in the annual trend rate would have increased the postretirement benefit obligation by €12 million and the pre-tax expense by €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the postretirement benefit obligation by €12 million and the pre-tax expense by €1 million.

Stock Based Compensation

Employee Stock Option Plans

      Since its creation through the Merger Transactions on December 8, 2000, Vivendi Universal has adopted two stock option plans under which options may be granted to employees to purchase Vivendi Universal common shares at not less than the fair market value of the shares on the date of the grant. Under the first plan, one third of the outstanding options vest annually over each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date, the remaining one third becomes exercisable at the beginning of the fourth year from the grant date. Under the second plan, which is an exceptional performance-related plan known as the “out-performance” plan, outstanding options vest after six years, but can be accelerated after three years based upon the performance of Vivendi Universal ordinary shares versus a composite of the MSCI and Stoxx Media Indices. Under both plans, outstanding options expire eight years from the date of the grant. Under both French and US GAAP, no compensation expense has been recorded in connection with these plans.

      Prior to the Merger Transactions, both Vivendi and CANAL+ had adopted various stock option plans under which options were granted to employees to purchase shares at strike prices below the fair market value of the shares on the dates of the grants. At Vivendi, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants, at CANAL+, the discounts were between 0% and 10%. Under these plans, outstanding options vest over a 3 to 5 year period from the date of the grant, become exercisable over a 3 to 5 year period from the date of the grant and expire 7 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the CANAL+ option plans were converted to or replaced by Vivendi Universal stock option plans. Under French GAAP, no compensation expense has been recorded in connection with these stock option plans. Under US GAAP, the compensation expense recorded in connection with these plans was €29.9 million, €8.6 million and €85.8 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

      In 2001, Vivendi Universal granted stock options to the employees of MP3.com and StudioCanal to replace their existing stock option plans. The fair value of the stock options was recorded in addition to the purchase price. The number of Vivendi Universal stock options on ADSs granted to employees of MP3.com was 846,608. The employees of StudioCanal were granted 1,504,945 Vivendi Universal stock options and 153,972 Vivendi Universal stock options on ADSs.

      Transactions involving the combined stock options of Vivendi Universal and CANAL+ Group are summarized as follows:

		Weighted Average
		Exercise Price
	Stock Options	of Stock Options
	Outstanding	Outstanding

Balance, December 31, 1998	17,120,786	22.8
Granted	11,477,378	68.0
Exercised	(2,652,681)	19.8
Cancelled	(42,616)	19.7

Balance, December 31, 1999	25,902,867	46.2
Granted	15,131,761	85.7
Exercised	(2,329,062)	17.3
Cancelled	(126,216)	19.2

Balance, December 31, 2000	38,579,350	67.0
Granted	8,827,226	48.9
Exercised	(1,630,306)	36.8
Cancelled	(180,315)	24.4

Balance, December 31, 2001	45,595,955	61.0

      On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADSs. Under both French and US GAAP, no compensation expense has been recorded in connection with the Seagram stock options plans. Transactions involving the stock options on ADSs are summarized as follows:

		Weighted Average
		Exercise Price
	ADS Options	of ADS Options
	Outstanding	Outstanding

Balance, December 8, 2000	32,061,549	$54.1
Granted	6,878,697	67.9
Exercised	(116,257)	45.7
Cancelled	(29,941)	56.1

Balance, December 31, 2000	38,794,048	56.6
Granted	7,626,536	55.9
Exercised	(3,520,575)	45.4
Cancelled	(1,204,118)	72.9

Balance, December 31, 2001	41,695,891	$56.9

      The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

			Weighted
			Average
		Weighted	Remaining		Weighted
Range of	Number	Average	Contractual	Number	Average
Exercise Prices	Outstanding	Exercise Price	Life	Vested	Exercise Price

Stock options in euros
Under €20	185,497	€ 19.3	0.80	185,497	€ 19.3
€20 - €30	4,328,248	28.2	1.64	2,390,948	20.8
€30 - €40	2,047,290	34.4	2.03	26,800	31.3
€40 - €50	8,305,941	48.2	7.75	83,665	41.9
€50 - €60	4,475,407	51.5	4.29	—	—
€60 - €70	5,536,986	64.1	4.78	2,202,820	62.6
€70 - €80	14,799,026	76.5	5.48	1,732,367	78.6
€80 - €90	3,139,000	83.7	6.90	—	—
€90 - €110	5,000	106.4	6.19	—	—
€110 - €120	2,773,560	111.4	6.39	—	—

	45,595,955	€61.4	5.85	6,622,097	€50.1

Stock options on ADSs in US dollars
Under $20	52,524	$7.1	7.37	28,016	$6.0
$20 - $30	38,112	23.0	7.88	18,854	23.3
$30 - $40	5,698,370	36.1	2.33	5,613,356	36.1
$40 - $50	16,763,585	45.3	6.37	9,707,220	46.0
$50 - $60	3,375,431	59.4	7.16	2,954,086	59.5
$60 - $70	7,470,877	67.6	6.92	436,501	64.0
$70 - $80	7,921,848	75.8	8.04	5,480,604	76.2
Over $80	375,144	267.1	7.89	262,476	261.0

	41,695,891	$56.9	6.31	24,501,113	$54.7

      At December 31, 2001, 6,622,097 stock options and 24,501,113 stock options on ADSs were exercisable at weighted average exercise prices of €50.1 and US$54.7, respectively. The options outstanding at December 31, 2001 expire in various years through 2010.

      The fair value of Vivendi Universal option grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

	December 31,

	2001	2000	1999

Expected life (years)	6.3	7.9	6.5
Interest rate	4.9%	4.8%	4.6%
Volatility	35.0%	35.0%	6.5%
Dividend yield	1.0%	1.0%	1.1%

      In addition to the Vivendi Universal corporate plans described above, several consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary’s stock. A description of the significant plans are as follows:

Vivendi Environnement stock option plans

      In June 2000, Vivendi Environnement granted 780,000 stock options on its own shares to its top management. The number of options to be exercised depends of the relative performance of Vivendi Environnement compared to the average performance of the DJStoxx Europe Utilities Index. The exercise price is €32.5. In February 2001, Vivendi Environnement granted 3,462,000 stock options on its own treasury shares. The compensation cost recorded in connection with these stock option plans was €1.0 million and €1.9 million, respectively, for the years ended December 31, 2001 and 2000.

Employee Stock Purchase Plans

      Vivendi Universal maintains savings plans that allow substantially all full time non-US employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. The shares are sold to employees at a 15% discount from the market price on the date of authorization by the Board of Directors. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer. The compensation cost recorded in connection with these plans was €1 million, €86 million and €157 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

      For US employees, Vivendi Universal will maintain a non-compensatory Employee Stock Purchase Plan (ESPP), qualified under Section 423 of the Internal Revenue Code of 1986, as amended, commencing in 2002.

      Vivendi Universal maintains a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of non-French subsidiaries. At the end of a five-year period, the employees are given assurance that they will receive the maximum amount of either their personal contribution plus six times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal is hedged through a trustee based in Jersey by Société Générale. The compensation cost recorded in connection with Pegasus was €17 million and €10 million, respectively, for the years ended December 31, 2001 and December 31, 2000 .

      Shares sold to employee stock purchase plans are as follows:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros,
	except share amounts)
Number of shares	2,604,670	8,937,889	6,608,980
Proceeds on sales	€133	€555	€480
Average cost of treasury stock sales	€51	€62	€73

      Under US GAAP, the total compensation cost recorded in connection with employee stock purchase plans was €18 million, €96 million and €157 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

      The following table reflects pro forma net income and earnings per share had Vivendi Universal elected to adopt the fair value approach of SFAS 123:

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros,
	except per share amounts)
US GAAP net income (loss)
As reported	€(1,172)	€1,908	€246
Pro forma	€(1,653)	€1,850	€194
US GAAP basic earnings (loss) per common share
As reported	€(1.19)	€3.24	€0.48
Pro forma	€(1.60)	€3.14	€0.38

	Year Ended December 31,

	2001	2000	1999

	(In millions of euros,
	except per share amounts)
US GAAP diluted earnings (loss) per common share
As reported	€(1.19)	€3.03	€0.48
Pro forma	€(1.60)	€2.89	€0.37

Restructuring Costs

      Under French GAAP, restructuring costs may be recorded when restructuring programs have been finalized and approved by management. Under US GAAP, the requirements for recording a reserve for restructuring are more stringent and include the development of a formal plan, specific identification of operations and activities to be restructured, approval and commitment of management and notification to the employees to be terminated. Additionally, restructuring reserves may only be recorded if the related costs are not associated with or do not benefit continuing activities of Vivendi Universal. The reconciliation between the French and US GAAP provision for restructuring is as follows:

	December 31,

	2001	2000

	(In millions of
	euros)
French GAAP provision for restructuring:
Reorganization and restructuring costs(1)	€314	€310
Accrual for exit activities related to Seagram acquisition(2)	300	400
Other(3)	18	—

	632	710
Adjustments to conform to US GAAP:(4)	(157)	(110)

US GAAP provision for restructuring	€475	€600

(1)	Recorded in provisions and allowances in the consolidated balance sheet (see Note 8).

(2)	Recorded in other non-current liabilities and accrued expenses in the consolidated balance sheet (see Note 8).

(3)	Relates to Vivendi Universal Publishing’s interactive games operations. Recorded in accounts payable in the consolidated balance sheet.

(4)	Primarily relates to accruals and reorganization costs at Vivendi Environnement, which qualify as restructuring costs under French GAAP but not under US GAAP (€120 million at December 31, 2001 and €100 million at December 31, 2000). Certain of the accruals qualified as probable and estimable liabilities under SFAS No. 5, Accounting for Contingencies, thus the adjustment is only a reclassification with no impact on net income or shareholders’ equity. Other accruals, recorded in prior years, did not comply with the provisions of Issues Task Force (EITF) 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and as such their reversal resulted in a net income/ shareholders’ equity adjustment.

      In connection with the Merger Transactions and the integration of several other significant acquisitions, as discussed in Note 2, Vivendi Universal’s management developed and committed to a variety of formal restructuring programs that were communicated to employees. The restructuring programs impacted several business segments and primarily related to the consolidation of facilities and related reductions in employee headcount. Costs incurred, include amounts associated with employee termination and early retirement programs, asset divestitures and costs associated with lease and other contract terminations. These plans are generally completed within one year of initiation.

      In addition to restructuring programs initiated by Vivendi Universal, certain of the acquired businesses had initiated and were executing their own restructuring programs at the time of acquisition. Vivendi

Universal evaluated these programs at the time of acquisition to determine whether they were consistent with the integration strategy. If consistent, restructuring reserves were established through purchase accounting and are reflected as “Changes in scope of consolidation and purchase accounting adjustments’ in the following summary of reserves for restructuring:

						Holding,		Total
			TV			Corporate	Environmental	Vivendi
	Music	Publishing	& Film	Telecoms	Internet	& Non-Core	Services	Universal

	(In millions of euros)
EMPLOYEE TERMINATION RESERVES
Balance at December 31, 1998	€—	€38	€—	€—	€—	€52	€13	€103
Changes in scope of consolidation and purchase accounting adjustments	—	15	—	—	—	(2)	54	67
Additions charged to income	—	18	—	—	—	50	2	70
Utilization	—	(43)	—	—	—	(57)	(17)	(117)
Reversals	—	(1)	—	—	—	—	—	(1)

Balance at December 31, 1999	—	27	—	—	—	43	52	122
Changes in scope of consolidation and purchase accounting adjustments	—	(4)	—	—	—	(39)	—	(43)
Additions charged to income	—	64	—	—	—	—	—	64
Utilization	—	(10)	—	—	—	(3)	(17)	(30)
Reversals	—	(4)	—	—	—	—	—	(4)

Balance at December 31, 2000	—	73	—	—	—	1	35	109
Seagram acquisition	5	—	—	—	—	118	—	123

Balance at December 31, 2000	5	73	—	—	—	119	35	232
Changes in scope of consolidation and purchase accounting adjustments	—	(5)	—	—	—	—	24	19
Additions charged to income	—	42	—	—	19	—	18	79
Utilization	(5)	(65)	—	—	(12)	(49)	(35)	(166)
Reversals	—	(2)	—	—	—	—	—	(2)

Balance at December 31, 2001	€—	€43	€—	€—	€7	€70	€42	€162

OTHER RESTRUCTURING RESERVES
Balance at December 31, 1998	€—	€—	€—	€34	€—	€—	€25	€59
Changes in scope of consolidation and purchase accounting adjustments	—	7	—	(4)	—	—	55	58
Additions charged to income	—	—	—	1	—	—	29	30
Utilization	—	(2)	—	(12)	—	—	(34)	(48)
Reversals	—	—	—	—	—	—	—	—

Balance at December 31, 1999	—	5	—	19	—	—	75	99
Changes in scope of consolidation and purchase accounting adjustments	—	—	20	5	—	—	17	42
Additions charged to income	—	12	—	—	—	—	—	12
Utilization	—	(3)	—	(11)	—	—	(43)	(57)
Reversals	—	(1)	—	(4)	—	—	—	(5)

Balance at December 31, 2000	—	13	20	9	—	—	49	91
Seagram acquisition	140	—	51	—	—	86	—	277

						Holding,		Total
			TV			Corporate	Environmental	Vivendi
	Music	Publishing	& Film	Telecoms	Internet	& Non-Core	Services	Universal

	(In millions of euros)
Balance at December 31, 2000	140	13	71	9	—	86	49	368
Changes in scope of consolidation and purchase accounting adjustments	—	4	(20)	—	—	—	2	(14)
Additions charged to income	—	33	24	—	18	—	9	84
Utilization	(23)	(22)	(31)	(9)	(11)	—	(24)	(120)
Reversals	—	(5)	—	—	—	—	—	(5)

Balance at December 31, 2001	€117	€23	€44	€—	€7	€86	€36	€313

TOTAL RESTRUCTURING RESERVES
Balance at December 31, 2001	€117	€66	€44	€—	€14	€156	€78	€475

      Seagram Acquisition In connection with the acquisition and integration of Seagram, Vivendi Universal management developed a formal exit activity plan that was committed to by management and communicated to employees at the time the merger was consummated. The €400 million accrual for exit activities consists principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. In 2001, cash payments made on the settlement of exit activities approximated €100 million.

      Music Employee termination reserves of €5 million and other restructuring reserves of €140 million were established as part of the accrual for exit activities related to the Seagram acquisition as discussed above. At December 31, 2001, all of the employee termination reserves and €23 million of the other restructuring reserves had been utilized.

      Publishing Prior to their acquisitions in 1998 by Vivendi Universal, Havas and Grupo Anaya had initiated and were executing their own restructuring programs, primarily focused on headcount reduction. Vivendi Universal evaluated these programs and determined they were consistent with their integration strategy and thus €48 million of employee termination reserves were established through purchase accounting and were reflected as “Changes in scope of consolidation and purchase accounting adjustments”. Concurrent with the acquisitions, Vivendi Universal determined that certain sales and administrative offices were redundant. This resulted in the establishment of €11 million in termination reserves related to approximately 240 employees of Grupo Anaya (12 management employees and 228 sales and administrative employees) and €5 million in termination reserves to reduce the administrative headcount at Havas. In addition to the reserves for acquired companies, €10 million of restructuring reserves were established related to historical subsidiaries. During 1998, €35 million of the reserves discussed above were utilized and €1 million were reversed, resulting in a €38 million employee termination reserve at December 31, 1998.

      In connection with the acquisition of Medi-Media in 1999, €15 million of employee termination reserves and €7 million of other restructuring reserves related to the closure and disposal of several operating facilities were established through purchase accounting and were reflected as “Changes in scope of consolidation and purchase accounting adjustments”. As part of the integration, a restructuring plan was implemented to terminate approximately 40 employees. In addition to reserves established due to changes in the scope of consolidation, €18 million of additional employee termination reserves were charged to income in 1999, €1 million of employee termination reserves were reversed and €45 million of reserves were utilized, including €43 million of employee termination reserves and €2 million of other restructuring reserves.

      During 2000, several divisions within the Publishing business initiated restructuring plans. The games division implemented a down sizing plan, reorganization of shared services and a reallocation of business. These plans resulted in the accrual of €24 million of employee termination reserves for approximately 570 employees and €6 million of other restructuring reserves. The education division implemented several restructuring plans, including the downsizing of the French structure, the reorganization of the supply chain in Brazil and Spain and the closure of a site in Belgium. These plans generated restructuring reserves totaling €22 million, including €18 million allocated to the termination of approximately 210 employees. The information division implemented a reorganization of its back office department, primarily through mutualization and reallocation of services. Restructuring reserves for this plan totaled €14 million, resulting in the termination of approximately 220 employees. The services department decided to close down a logistic site, resulting in an employee termination reserve of €7 million for 117 employees and other facility closure reserves of €1 million. Headquarters also initiated a restructuring plan that will lead to the termination of 17 employees. The reserve for this plan totaled €2 million.

      During 2001, changes in the scope of consolidation and purchase accounting adjustments at VUP reduced reserves for restructuring by €1 million, primarily due to the disposal of France Loisirs. Additional restructuring reserves of €8 million at Grupo Anaya were recorded due to a change in local legislation, which increased employee termination costs. Under this plan, 37 employees were terminated in 2001 at a cost of €3 million. At the games division restructuring programs related to logistic reorganization and centralization of shared services continued throughout the year, resulting in the termination of 887 employees for €18 million and the utilization of other restructuring reserves for €27 million. Additional reserves of €33 million were recorded for the closure and downsizing of two studios, including €13 million for the termination of 337 employees. At the education division, approximately 100 employees were terminated in 2001 related to the downsizing of corporate functions and reorganization of logistics in France, Belgium, Brazil and the US for €12 million. Additional reserves of €15 million were recorded in order to complete the plan. At the information division restructuring reserves of €6 million were utilized in connection with the centralization of Comareg’s headquarters in Lyon. Additional reserves of €10 million were recorded for a new plan initiated for the merger of the consumer press titles. The restructuring program for the centralization of shared services at the B2B division was abandoned generating a €6 million reversal of reserves. The services division have implemented a new plan to close a logistic site at a cost of €8 million, €5 million of which relate to employee termination reserves for 63 employees. The health division completed the closure of its London headquarters and other administrative reorganization plans, utilizing €21 million in employee termination and other restructuring reserves.

      TV & Film Other restructuring reserves of €51 million were established as part of the accrual for exit activities related to the Seagram acquisition discussed above, of which €22 million had been utilized by December 31, 2001. Additional other restructuring reserves of €24 million were established in 2001 by CANAL+ Horizons, a subsidiary of CANAL+ Group. Of the total, approximately €9 million related to their withdrawal from Maghreb and the Middle East (primarily contract termination fees), of which €1 million had been utilized by December 31, 2001. The remaining €15 million related to antenna restructuring, of which €8 million in contract termination fees were paid to American Studios in 2001. The €20 million restructuring reserve related to the operations of CANAL+ Group, which was established as a result of the Merger Transactions in 2001, was reclassified to operating liabilities.

      Telecoms In December 1997, SFR decided to discontinue mobile telephone service operations utilizing analog technology. In connection with this decision, a reserve of approximately €59 million was established related to the phasing out of the subscriber base and associated technology. The program was essentially completed by December 31, 2000. The remaining reserves of €9 million related to other technological changes accrued during previous years, all of which were utilized in 2001.

      Internet As the result of the general dotcom slowdown, Vivendi Universal’s Internet business has made significant changes to its business strategy. In 2001, this resulted in restructuring programs involving employee reduction and other costs associated with the reorganization and reallocation of business. In the US, Flipside finalized a restructuring plan in connection with the acquisition of Uproar. The total costs of the plan amount to approximately €15 million, comprised of €9 million in severance and employee termination costs and €6 million in facility exits costs, including assets writedowns, lease terminations and other exit costs. Additionally, the consolidation of all US Web properties into a single entity called Vivendi Universal Net USA has resulted in a restructuring plan in 2001. Costs associated with this plan are expected to total €4 million, 95% of which relate to facility and other exit costs. In Europe, restructuring of education and entertainment activities, horizontal portals and support and services activities are expected to cost €18 million, of which employee termination costs account for €10 million and other restructuring costs for €8 million.

      Holding, Corporate & Non-Core Employee termination reserves of €118 million and other restructuring reserves of €86 million were established as part of the accrual for exit activities related to the Seagram acquisition as discussed above. At December 31, 2001, €50 million of the employee termination reserves and none of the other restructuring reserves had been utilized.

      Vivendi Universal’s withdrawal from its non-core businesses, primarily construction and real estate, has been an ongoing process over the past few years. All of the restructuring reserves related to non-core businesses consist of severance and employee termination costs related to headcount reductions. During 1996, 1997 and 1998, employee termination reserves totaling €174 million were recorded in connection with the termination of 5,611 employees in construction operations (936 management employees and 4,675 construction employees) and reserves of €11 million were recorded in connection with real estate operations. During the same period, €132 million of the reserves for construction operations were utilized and 4,263 employees were terminated (801 management employees and 3,462 construction employees). The remaining 1,348 employees, for whom there was a reserve of €42 million at December 31, 1998, were terminated in 1999. Utilization of the real estate operations reserve was €1 million during the period, leaving a balance of €10 million at December 31, 1998.

      During 1999, as a result of a general decline in the demand for construction in markets serviced by its German subsidiaries, Vivendi Universal established a new restructuring plan. Additionally, Vivendi Universal implemented restructuring plans in its civil engineering entities to adapt them to new technology, including digital technology related to electrical contracting. These plans resulted in the accrual of a €44 million reserve in connection with the termination of 1,460 employees in construction operations (277 management employees and 1,183 workers), of which €9 million was utilized during the year and 288 employees terminated (49 management employees and 239 construction employees). Also during 1999, additional reserves of €6 million were recorded for real estate operations, €6 million were utilized and a reduction of €2 million was recorded due to changes in the scope of consolidation.

      During 2000, the employee termination reserves related to non-core construction and real estate businesses were reduced to €1 million primarily due to the disposal of Vinci. These were utilized in 2001.

      Environmental Services Over the past few years, our Environmental Services business has engaged in several plans to restructure its activities, particularly to rationalize its regional organization. The €13 million employee termination reserve at December 31, 1998, primarily related to a restructuring plan, implemented during 1997, to rationalize the energy division formed through the merger of Compagnie Générale de Chauffe and EsysMontenay. This plan resulted in a workforce reduction of 1,271 employees, approximately 10% of which were executives and was completed in 2000. The €25 million other restructuring reserve at December 31, 1998, primarily comprised of lease termination costs and other costs to exit facilities related to a three-year restructuring plan associated with the water businesses in France. This plan, also implemented during 1997, resulted in the closure of approximately 20 regional agencies and 200 local units and was completed in 2000.

      Concurrently with the acquisition of US Filter in April 1999, our Environmental Services business designed and implemented a restructuring plan to streamline its manufacturing and production base, redesign its distribution network, improve its efficiency and enhance its competitiveness. The restructuring plan focused on two primary activities: (i) the combination of certain US Filter operating groups outside the United States with OTV and (ii) the combination and restructuring of the remaining US Filter entities, primarily in North America, with the operations of PSG , a subsidiary of Aqua Alliance. These restructuring plans identified certain manufacturing facilities, distribution sites, sales and administration offices and related assets that became redundant or non-strategic upon consummation of the transaction. The original costs associated with these plans totaled €109 million. Of the total, €63 million related to the combination with OTV, consisting of €45 million in severance and employee termination costs and €18 million in facility exit costs. The remaining €46 million related to the North American combination, consisting of €9 million in severance and employee termination costs and €37 million in facility exit costs. Facility exit costs include lease termination costs, relocation costs and other exit costs. These costs are reflected in “Changes in scope of consolidation and purchase accounting adjustments’ in 1999 and were included in the purchase price allocation for US Filter.

      The combination of US Filter International with OTV, to create Vivendi Water Systems, was achieved through several restructuring plans, the most significant of which was in Benelux. This plan involved the closure or sale of three facilities and the significant down-sizing of a fourth and will result in the severance of 221 employees (including 23 executive employees) for a total amount of €29 million. This plan is expected to extend until the beginning of 2002 due to significant legal constraints requiring long termination periods. No employee had been terminated as of December 31, 2000. During 2001, 17 employees (including 8 executives) were terminated for a total cost of approximately €13 million. Facility exit costs associated with this plan originally amounted to €2 million, however, additional reserves of €7 million were recorded in 2000 as adjustments to the cost of US Filter International. They are reflected in “Changes in scope of consolidation and purchase accounting adjustments’ and had no impact on net income for the period. During 2001, €1 million of these reserves were utilized.

      Plans related to the other locations involved severance costs of €16 million in connection with the termination of approximately 147 employees and €16 million in facility exit costs. During 1999, employee termination costs of €10 million were utilized in the termination of 81 employees and facility exit costs of €10 million were utilized. During 2000, employee termination costs of €4 million were utilized in the termination of 36 employees and the remaining €6 million of facility exit costs were also utilized. The remaining employees termination reserve of €3 million was utilized in 2001 with the termination of 5 senior executives included in a total of approximately 30 terminated employees.

      In the North American restructuring plan, the €9 million in severance and employee termination costs related to a reduction in the combined workforce of 443 employees (66 management employees, 111 administrative employees, 234 manufacturing employees and 32 sales employees). The €37 million of facility exit costs, consisted of lease termination costs of €20 million and other related charges of €17 million (primarily pension termination accruals). The restructuring plan involved the closure of four manufacturing facilities in US Filter’s water and wastewater group. Within US Filter’s consumer group, the plan identified the closure of one manufacturing facility, one distribution facility and numerous company-owned dealerships. In addition, the plan identified two additional manufacturing sites and several distribution centers for the remaining US Filter operating groups. During 1999, €12 million of reserves were utilized, including €2 million in severance payments in connection with the termination of approximately 141 employees. Also in 1999, €13 million of preexisting PSG accruals were added to the North American restructuring plan. They are reflected in “Additions charged to income” as they were recorded by PSG in their 1999 statement of income. To complete the North American restructuring plan, additional reserves of €11 million, including €4 million of lease termination costs and €7 million of other related charges, were recorded in 2000 as adjustments to the cost of US Filter International. They are reflected in “Changes in scope of consolidation and purchase accounting adjustments’ and had no impact on net income for the period. All additions through “Changes in scope of consolidation and purchase accounting adjustments’ in 2000 result from the revision of the calculation of liabilities recorded as of December 31, 1999, which was performed in the first quarter of 2000. No new actions were identified that would result in additional liabilities. During 2000, €17 million of reserves were utilized, including €6 million in severance payments in connection with the termination of approximately 250 employees, leaving €41 million unutilized at December 31, 2000. In 2001, €23 million of reserves were utilized, including the remaining €1 million in severance payments in connection with the termination of 52 employees. As of December 31, 2001, €18 million of the original reserves remained, consisting primarily of lease terminations with extended payment terms and pension termination benefits that will be paid to participants upon settlement of the related plans. Additionally, due to the continued decline in North America, US Filter initiated a new restructuring program in 2001 to reduce headcount and consolidate its manufacturing capacity. Under this program, restructuring reserves of €18 million were established in connection with the termination of 696 employees, including 264 professionals. During 2001, €4 million of the reserves were utilized and 142 employees were terminated. Five surface preparation regional headquarters have been combined into two service centers and five manufactory facilities and an after-market facility have been closed. Also in response to the business conditions certain regeneration plants were identified for closure and the company exited the copper etchant recovery business. At December 31, 2001, €14 million of the new reserves remained unutilized.

      In connection with the acquisitions of Apa Nova Bucuresti and the ex-services division of EDF in 2001, restructuring reserves were established through purchase accounting and were reflected as “Changes in scope of consolidation and purchase accounting adjustments’. As part of the integration of Apa Nova Bucuresti, a restructuring plan was implemented to terminate approximately 1,700 employees, of which 85 were professionals. Employee termination reserves of €19 million were established, primarily related to severance, of which €12 million was utilized in connection with the termination of 1,200 employees in 2001. As part of the integration of the ex-services division of EDF with their existing operations, Dalkia implemented a restructuring plan to terminate 80 employees, of which 42 were professionals. Employee termination reserves of approximately €5 million were established, none of which was unutilized in 2001.

      In addition to these plans related to acquired companies, our Environmental Services business implemented less significant restructuring measures in its historical subsidiaries. In 2001, Onyx, as part of a program to reduce their overhead costs, implemented a reorganization of their IT (information technology) services. Restructuring reserves of approximately €7 million were established, including €1 million in severance payments, none of which was utilized in 2001. In 1999, an €11 million reserve, consisting of €6 million in connection with the closing of Aqua Alliance’s headquarters and €5 million in connection with the consolidation of facilities in subsidiaries of OTV was recorded. The reserve, which was related to lease terminations and asset disposals, was utilized in 2000.

EXHIBIT INDEX

Exhibit

1.1	Vivendi Universal Restated Corporate statuts (organizational document) (English translation).
2.1	Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi Universal, S.A., The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to the Vivendi Universal Registration Statement on Form 8-A dated December 29, 2000).
2.2	Vivendi Universal agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Vivendi Universal and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Merger Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Canal Plus S.A., Sofiée S.A., 3744531 Canada Inc. and The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30, 2000).
4.2	Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiée S.A. and certain shareholders of The Seagram Company Ltd. (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated October 30, 2000).
4.3	Stock and Asset Purchase Agreement, dated as of December 19, 2000, among Vivendi Universal S.A., Pernod Ricard S.A. and Diageo plc (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
4.4	Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC and Liberty Media Corporation (incorporated by reference to the Vivendi Universal Report of Foreign Private Issuer on Form 6-K dated December 19, 2001).
8.1	Subsidiaries of Vivendi Universal, S.A.
10.1	Indenture among Joseph E. Seagram & Sons, Inc., as issuer, The Seagram Company Ltd., as guarantor, and The Bank of New York, as Trustee dated September 15, 1991 (incorporated by reference to the Seagram Current Report on Form 8-K dated November 8, 1991, as amended (file number 001-02275)).
10.2	Form of First Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the Seagram Registration Statement on Form S-3/A dated June 10, 1999).
10.3	Second Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee, dated as of November 15, 1999 (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
10.4	Third Supplemental Indenture among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee, dated as of January 5, 2001 (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
10.5	Form of Fourth Supplemental Indenture, dated as of March 7, 2001, among Joseph E. Seagram & Sons, Inc., The Seagram Company Ltd. and The Bank of New York, as Trustee (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
10.6	Form of Purchase Contract Agreement between The Seagram Company Ltd. and The Bank of New York, as purchase contract agent, dated as of June 21, 1999 (incorporated by reference to Amendment No. 2 to the Seagram Registration Statement on Form S-3/A dated June 10, 1999).
10.7	Supplemental Agreement to the Purchase Contract Agreement entered into by Vivendi Universal, S.A. dated December 8, 2000 (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).

Exhibit

10.8	Form of Supplemental Agreement to the Purchase Contract Agreement between The Seagram Company Ltd. and The Bank of New York, as purchase contract agent (incorporated by reference to the Vivendi Universal Registration Statement on Form F-4 dated February 5, 2001).
99.1	Letter from Vivendi Universal to the Securities and Exchange Commission pursuant to Temporary Note 3T.