Form 20-F
period 2002-12-31
VIVENDI UNIVERSAL
filed 2003-06-30
CIK 1127055

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM 20-F

[ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
          THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
[ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          FOR THE TRANSITION PERIOD FROM                TO

                    COMMISSION FILE NUMBER:

                            VIVENDI UNIVERSAL, S.A.
             (Exact name of Registrant as specified in its charter)

                        N/A                                             REPUBLIC OF FRANCE
  (Translation of Registrant's name into English)        (Jurisdiction of incorporation or organization)

                            42, AVENUE DE FRIEDLAND
                              75380 PARIS CEDEX 08
                                     FRANCE
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                               NAME OF EACH EXCHANGE
                    TITLE OF EACH CLASS                         ON WHICH REGISTERED
                    -------------------                        ---------------------
Ordinary Shares, nominal value E 5.50 per share               New York Stock Exchange*
American Depositary Shares (as evidenced by American
  Depositary Receipts), each representing one share, nominal
  value E 5.50 per share                                      New York Stock Exchange

---------------
* Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

                             ---------------------

   SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
                                   ACT:  NONE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                               OF THE ACT:  NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

American Depositary Shares..................................      92,029,885
Ordinary Shares, nominal value E 5.50 per share.............   1,068,558,994

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

      Yes [X]                   No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

  Item 17 [ ]                   Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          PRESENTATION OF INFORMATION

     This Annual Report on Form 20-F (referred to herein as this "annual report" or this "document") has been filed with the United States Securities and Exchange Commission (SEC).

     "Vivendi Universal" refers to Vivendi Universal, S.A., a societe anonyme, a form of limited liability company, organized under the laws of the Republic of France, and its direct and indirect subsidiaries. "Vivendi" refers to Vivendi, S.A., the predecessor company to Vivendi Universal. Unless the context requires otherwise, references to "we," "us" and "our" mean Vivendi Universal, S.A. and its subsidiaries or its predecessor company and its subsidiaries. "Vivendi Universal Entertainment" and "VUE" refer to Vivendi Universal Entertainment LLLP, a limited liability limited partnership organized under the laws of the State of Delaware. "Vivendi Environnement" changed its name pursuant to a shareholder resolution adopted on April 30, 2003 to "Veolia Environnement." "Shares" refers to the ordinary shares of Vivendi Universal. The principal trading market for the ordinary shares of Vivendi Universal is EuroNext Paris S.A., or the Paris Bourse. "ADS" or "ADR" refers to the American Depositary Shares or Receipts, respectively, of Vivendi Universal which are listed on the New York Stock Exchange, or NYSE, each of which represents the right to receive one Vivendi Universal ordinary share.

     This annual report includes Vivendi Universal's Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 and as of December 31, 2002 and 2001. Vivendi Universal's Consolidated Financial Statements, including the notes thereto, are included in "Item 18--Financial Statements" and have been prepared in accordance with generally accepted accounting principles in France, which we refer to in this annual report as "French GAAP." Unless otherwise noted, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French law and in European regulations and differs significantly from generally accepted accounting principles in the United States, which we refer to in this annual report as "US GAAP." See Note 17 to our Consolidated Financial Statements for a description of the significant differences between French GAAP and US GAAP, a reconciliation of net income, shareholders' equity and other measures from French GAAP to US GAAP and condensed consolidated US GAAP balance sheets and statements of income.

     Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

                              CURRENCY TRANSLATION

     Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. The following 12 member states participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro (Euro, euro or E) was fixed on December 31, 1998 at E 1.00 = FF6.55957, and we have translated French francs into euros at that rate.

     Share capital in Vivendi Universal is represented by ordinary shares with a nominal value of E 5.50 per share. Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the US dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.

     We publish our Consolidated Financial Statements in euros. Unless noted otherwise, all amounts in this annual report are expressed in euros. The currency of the United States will be referred to as "US dollars," "US$," "$" or "dollars." For historical exchange rate information, refer to "Item 3--Key Information--Exchange Rate Information." For a discussion of the impact of foreign currency fluctuations on Vivendi Universal's financial condition and results of operations, see "Item 5--Operating and Financial Review and Prospects."

                           FORWARD-LOOKING STATEMENTS

     This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to dispositions, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use the words such as "estimate(s)," "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including without limitation the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects, and anticipated cost savings from asset divestitures and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that managements' expectations, beliefs and projections will be achieved.

     There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among others:

     - general economic and business conditions, particularly a general economic downturn;

     - industry trends;

     - increases in our leverage;

     - reduced liquidity;

     - the terms and conditions of our asset divestitures and the timing thereof;

     - changes in our ownership structure;

     - competition;

     - changes in our business strategy and development plans;

     - challenges to, or losses or infringement of, our intellectual property rights;

     - changes in customer preference;

     - technological advancements;

     - political conditions;

     - financial and equity markets;

     - foreign currency exchange rate fluctuations;

     - legal and regulatory requirements and the outcome of legal proceedings and pending investigations;

     - environmental liabilities;

     - natural disasters; and

     - war or acts of terrorism.

     The foregoing list is not exhaustive and there are other factors that may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business, including the disclosures made in "Item 3--Key Information--Risk Factors," "Item 5--Operating and Financial Review and Prospects," and "Item 11--Quantitative and Qualitative Disclosures About Market Risk." All forward-forward looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements included in this document. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                EXPLANATORY NOTE

     Unless otherwise indicated, all references to our competitive positions made in this document are in terms of revenue generated.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     Vivendi Universal is a corporation organized under the laws of the Republic of France. Many of Vivendi Universal's directors and officers are citizens or residents of countries other than the United States. Substantial portions of Vivendi Universal's assets are located outside the United States. Accordingly, it may be difficult for investors:

     - to obtain jurisdiction over Vivendi Universal or its directors or officers in courts in the United States in actions predicated on the civil liability provisions of the US federal securities laws;

     - to enforce against Vivendi Universal or its directors or officers judgments obtained in such actions;

     - to obtain judgments against Vivendi Universal or its directors or officers in original actions in non-US courts predicated solely upon the US federal securities laws; or

     - to enforce against Vivendi Universal or its directors or officers in non-US courts judgments of courts in the United States predicated upon the civil liability provisions of the US federal securities laws.

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

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Item 1:   Identity of Directors, Senior Management and Advisers.......    1
Item 2:   Offer Statistics and Expected Timetable.....................    1
Item 3:   Key Information.............................................    1
Item 4:   Information on the Company..................................   13
Item 5:   Operating and Financial Review and Prospects................   68
Item 6:   Directors, Senior Management and Employees..................  109
Item 7:   Major Shareholders and Related Party Transactions...........  126
Item 8:   Financial Information.......................................  127
Item 9:   The Offer and Listing.......................................  132
Item 10:  Additional Information......................................  134
          Quantitative and Qualitative Disclosures About Market
Item 11:  Risk........................................................  150
Item 12:  Description of Securities Other than Equity Securities......  153
Item 13:  Default, Dividend Arrearages and Delinquencies..............  153
Item 14:  Material Modifications to the Rights of Security Holders....  153
Item 15:  Controls and Procedures.....................................  153
Item 16:  [Reserved]..................................................  154
Item 17:  Financial Statements........................................  154
Item 18:  Financial Statements........................................  154
Item 19:  Exhibits....................................................  154

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3:  KEY INFORMATION

  SELECTED FINANCIAL DATA

     The selected consolidated financial data at year end and for each of the years in the three-year period ended December 31, 2002 has been derived from our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 1999 has been derived from our Consolidated Financial Statements not included in this annual report. You should read this section together with "Item 5--Operating and Financial Review and Prospects" and our Consolidated Financial Statements included in this annual report.

     Our Consolidated Financial Statements have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP, as they relate to us, are described in Note 17 to our Consolidated Financial Statements. For a discussion of significant transactions and accounting changes that affect the comparability of our Consolidated Financial Statements and the financial data presented below, refer to "Item 5--Operating and Financial Review and Prospects" and the notes to our Consolidated Financial Statements.

     Our Consolidated Financial Statements and the selected financial data presented below are reported in euros. For periods presented prior to January 1, 1999, our financial statements are reported in French francs and translated into euros using the official fixed exchange rate of E 1.00 = FF6.55957, applicable since December 31, 1998.

                                                                    YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------------------------------
                                          2002(1)   2002(3)    2001     2000(4)    2000     1999(5)    1999      1998
                                          -------   -------   -------   -------   -------   -------   -------   ------
                                                         (MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
Amounts in accordance with French GAAP
  Revenue...............................   28,112    58,150    57,360    41,580    41,798    40,855    41,623   31,737
  Revenue outside France................   16,405    31,759    33,075    20,647    20,624    17,244    17,829   10,313
  Operating income......................    1,877     3,788     3,795     1,823     2,571     1,836     2,281    1,331
  Exceptional items, net................    1,125     1,049     2,365     3,812     2,947      (846)     (838)     249
  Goodwill amortization.................   19,434    19,719    15,203       634       634       606       612      210
  Minority interest.....................      574       844       594       625       625      (159)        5      212
  Net income (loss).....................  (23,301)  (23,301)  (13,597)    2,299     2,299     1,435     1,431    1,121
  Basic earnings (loss) per share.......   (21.43)   (21.43)   (13.53)     3.63      3.63      2.70      2.70     2.46
  Diluted earnings (loss) per share.....   (21.43)   (21.43)   (13.53)     3.41      3.41      2.49      2.49     2.40
  Dividends per share...................      1.0       1.0       1.0       1.0       1.0       1.0       1.0      0.9
  Average shares outstanding
    (millions)(7).......................  1,087.4   1,087.4   1,004.8     633.8     633.8     530.5     530.5    456.6
  Shares outstanding at year-end
    (millions)..........................  1,068.6   1,068.6   1,085.8   1,080.8   1,080.8     595.6     595.6    478.4
Amounts in accordance with US GAAP(2)
  Revenue...............................       --    40,062    51,733    34,276    34,276    36,543    36,543       --
  Net income............................       --   (44,447)   (1,172)    1,908     1,908       246       246      565
  Basic earnings per share..............       --    (40.89)    (1.19)     3.24      3.24      0.48      0.48     1.29
  Diluted earnings per share............       --    (40.89)    (1.19)     3.03      3.03      0.48      0.48     1.25

                                                                    YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------------------------------
                                          2002(1)   2002(3)    2001     2000(4)    2000     1999(5)    1999      1998
                                          -------   -------   -------   -------   -------   -------   -------   ------
                                                         (MILLIONS OF EUROS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL POSITION
Amounts in accordance with French GAAP
  Shareholders' equity..................       --    14,020    36,748    56,675    56,675    10,777    10,892    7,840
  Minority interest.....................       --     5,497    10,208     9,787     9,787     3,755     4,052    2,423
  Net financial debt(6).................       --    10,753    28,879    25,514    25,514    22,833    22,833    6,502
  Total assets..........................       --    69,333   139,002   150,738   150,738    84,614    82,777   48,982
  Total long-term assets................       --    48,495    99,074   112,580   112,580    47,916    45,341   26,073
Amounts in accordance with US GAAP
  Shareholders' equity..................       --    11,065    54,268    64,729    64,729    16,954    16,954   10,265
  Total assets..........................       --    69,200   151,139   151,818   151,818    74,497    74,497       --
CASH FLOW DATA
Amounts in accordance with French GAAP
  Net cash provided by operating
    activities..........................    2,795     4,670     4,500     2,514     2,514       772     1,409    2,898
  Net cash provided by (used for)
    investing activities................    4,109       405     4,340    (1,481)   (1,481)  (12,918)  (13,556)  (2,926)
  Net cash (used for) provided by
    financing activities................   (2,461)   (3,792)   (7,469)     (631)     (631)   13,746    13,746      223
  Capital expenditures..................    1,729     4,134     5,338     5,800     5,800     6,154     6,792    4,478

---------------

(1) This French GAAP consolidated statement of income and cash flow data has been shown to present our scope of consolidation as of December 31, 2002. It illustrates the accounting of Veolia Environnement using the equity method from January 1, 2002, instead of December 31, 2002. See Note 2 to our Consolidated Financial Statements.

(2) 2002 amounts under US GAAP reflect the use of the equity method of accounting for our investment in Veolia Environnement beginning July 1, 2002, which represents a significant difference in revenues and the presentation of cash flows in the French GAAP financial statements.

(3) On December 31, 2002, Vivendi Universal applied the option proposed in the paragraph 23100 of the French rules 99-02 and presents the equity in (losses) earnings of businesses which were sold during the year on one line in the consolidated statement of income as "equity in (losses) earnings of disposed businesses." Divested businesses include all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games; publishing activities in Brazil; the consumer press division, the divestiture of which was completed in February 2003; and Comareg, the divestiture of which was completed in May 2003. See Notes 2 and 3 to our Consolidated Financial Statements.

(4) Restated to give effect to changes in accounting policies adopted in 2001 (see Note 1 to our Consolidated Financial Statements).

(5) In order to facilitate the comparability of 2000 and 1999 consolidated financial results, the 1999 consolidated results are presented in accordance with accounting policies in effect in 2000.

(6) Net financial debt is defined as the sum of long-term debt, bank overdrafts and other short-term borrowings, cash and cash equivalents, other marketable securities and financial receivables. The first four components are separate line items in the Consolidated Balance Sheet. Financial receivables are comprised of short-term loans receivable (also a separate line item in the Consolidated Balance Sheet) and net interest-bearing long-term loans receivable (included in other investments in the Consolidated Balance Sheet). Net interest-bearing long-term loans receivable were E 855 million and E 1,455 million, respectively, at December 31, 2002 and December 31, 2001.

(7) Excluding treasury shares recorded as a reduction of shareholders' equity.

EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the end-of-period, average, high and low noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, such rates are set forth as US dollars per euro. On June 25, 2003, the noon buying rate was E 1.00 = $1.16.

                                                          PERIOD   AVERAGE
MONTH ENDED                                                END     RATE(1)   HIGH   LOW
-----------                                               ------   -------   ----   ----
May 31, 2003............................................   1.18     1.16     1.19   1.12
April 30, 2003..........................................   1.12     1.09     1.12   1.06
March 31, 2003..........................................   1.09     1.08     1.11   1.05
February 28, 2003.......................................   1.08     1.08     1.09   1.07
January 31, 2003........................................   1.07     1.06     1.09   1.04
December 2002...........................................   1.05     1.02     1.05   0.99

                                                          PERIOD   AVERAGE
YEAR ENDED                                                 END     RATE(2)   HIGH   LOW
----------                                                ------   -------   ----   ----
December 31, 2002.......................................   0.95     1.06     1.17   0.95
December 31, 2001.......................................   0.89     0.89     0.95   0.84
December 31, 2000.......................................   0.94     0.92     1.03   0.83
December 31, 1999.......................................   1.00     1.06     1.17   1.00
December 31, 1998(3)....................................   5.59     5.90     6.21   5.38

---------------

(1) The average of the exchange rates for all days during the applicable month.

(2) The average of the exchange rates on the last day of each month during the applicable year.

(3) The exchange rates for the year ended December 31, 1998, are set forth as French francs per US dollar and are based on the rates quoted by the Federal Reserve Bank of New York for French francs per $1.00.

DIVIDENDS

     The table below sets forth the total dividends paid per Vivendi Universal ordinary share and Vivendi Universal American Depositary Share (ADS) from 1998 through 2002. The amounts shown exclude the avoir fiscal, a French tax credit described under "Item 10--Additional Information--Taxation." We have historically paid annual dividends in respect of our prior fiscal year. We have rounded dividend amounts to the nearest cent.

                                                              DIVIDEND PER    DIVIDEND PER
                                                             ORDINARY SHARE       ADS
                                                             --------------   ------------
                                                               (EUROS)(1)     (DOLLARS)(2)
1998(3)....................................................       0.92            0.17
1999.......................................................       1.00            0.22
2000(4)....................................................       1.00            0.89
2001.......................................................       1.00            0.89
2002.......................................................       1.00            0.91

---------------

(1) Until 1999 (i.e., until the dividend for the year ended December 31, 1998), we paid dividends in French francs. Amounts in French francs have been translated at the official fixed exchange rate of E 1.00 = FF6.55957.

(2) Translated solely for convenience into US dollars at the noon buying rates on the respective dividend payments date, or on the following business day if such date was not a business day in the US. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to US dollars for the purpose of making payments to holders of ADSs.

(3) Restated for a 3-for-1 stock split which occurred on May 11, 1999.

(4) Prior to December 8, 2000, the date of the completion of the Vivendi S.A., The Seagram Company Ltd. and Canal Plus S.A. merger transactions (described below under "Item 4--Information on the Company--History and Development of the Company"), each Vivendi ADS represented one-fifth of a Vivendi ordinary share, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share.

RISK FACTORS

     You should carefully review the risk factors described below in addition to the other information presented in this document.

WE AND OUR SUBSIDIARIES REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE AND REPAY OUR DEBT. OUR ABILITY TO GENERATE SUFFICIENT CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     While our ability and the ability of our subsidiaries to fund working capital for our operations, research and development and capital expenditures depends on our future operating performance which cannot be predicted with assurance, we believe that our current cash position plus our unused credit facilities should provide a sound basis for funding these cash requirements.

     Despite the significant extension of the maturity profile of our debt achieved through the refinancing plan that we have undertaken in 2003, we expect that there will be a shortfall in the funding necessary to meet our debt-service obligations. In addition, we face a significant number of contingent obligations, some of which are likely to require significant cash payments by us. We expect to meet these funding requirements with the proceeds from our asset divestiture program described in "Item 4--History and Development of the Company--Our Strategy." There can be no assurance, however, that asset divestitures will be sufficient to make up the shortfall or that our cash needs over the term of the divestiture program will not exceed our current estimates.

     If our future cash flows from operations, capital resources and from sales of assets are insufficient to pay our obligations as they mature or to fund our liquidity needs, we and our subsidiaries may be forced to:

     - reduce or delay our business activities, capital expenditures or research and development;

     - obtain additional debt or equity capital; or

     - restructure or refinance all or a portion of our debt on or before maturity.

     In particular, our subsidiaries Vivendi Universal Entertainment LLLP, or VUE, and Societe d'Investissement pour la Telephonie S.A., or SIT, have significant indebtedness and are relying on refinancing and operating cash flow to service and repay that indebtedness.

     We cannot assure you that we and our subsidiaries would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, our existing debt and any future debt may limit our and our subsidiaries' ability to pursue any of these alternatives.

WE ARE SELLING A PORTION OF OUR ASSETS AND BUSINESSES TO MEET OUR DEBT OBLIGATIONS AND DECREASE OUR LEVERAGE.

     To meet our debt obligations and decrease our leverage, we are in the process of disposing of a portion of our assets and businesses. After new management was appointed in July 2002, we announced a goal of E 16 billion in asset divestitures by the end of 2004. In the second half of 2002, we sold assets and businesses for aggregate consideration of approximately E 6.7 billion, including approximately E 0.4 billion in assumed debt. For 2003, we have announced the goal of E 7 billion in asset sales and, through March 31, 2003, we have sold assets for aggregate consideration of approximately E .7 billion. We are currently also evaluating bids for the purchase of all or portions of VUE and VU Games as well as a possible initial public offering of the equity of VUE. If we disposed of assets worth E 7 billion in 2003, we anticipate our net debt would decrease by only a portion of that amount. See "Item 4--History and Development of the Company--Our Strategy."

     We can offer no assurances that we will be able to locate potential buyers for our assets and businesses or will be able to consummate any sales to potential buyers we do locate. For example, certain asset transfer restrictions contained in the amended and restated limited liability limited partnership agreement of VUE (the "Partnership Agreement") that certain of Vivendi Universal's affiliates entered into in connection with Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi, will require us to obtain the consent of our partner for certain transactions. See "Item 4--History and Development of the Company--2002 Significant Transactions." Some other factors that may make it difficult or impossible for us to sell our assets or businesses are:

     - restrictive covenants in our current and future debt facilities;

     - shareholders agreements and minority interests;

     - ongoing litigation and investigations; and

     - the need to receive governmental approvals, including antitrust and regulatory approvals.

     Our divestitures may prove unsuccessful or may otherwise have a material adverse effect on our ability to conduct business, our operations and our financial condition. For example, we may not always be able to obtain the optimal price for assets and businesses we are required or plan to sell or may receive a price that is substantially lower than the price we paid for the assets or businesses being disposed of. In addition, our continuing operations may suffer as a result of losing synergies with the assets and businesses sold. On December 23, 2002, we sold Houghton Mifflin and have received approximately $1.3 billion in consideration therefor. We paid approximately $2.2 billion for Houghton Mifflin in July 2001. On December 23, 2002, we sold our approximately 10% interest in Echostar for total consideration of approximately E 1.0 billion; we had paid a total consideration of approximately E 1.7 billion for that interest on January 22, 2002.

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

     We have a significant amount of debt. As of December 31, 2002, we had E 19.6 billion of gross debt on a consolidated basis. See "Item 5--Operating and Financial Review and Prospects -- Liquidity and Capital Resources" and our Consolidated Financial Statements for further information about our substantial debt.

     Our substantial debt and the covenants in our debt instruments could have important consequences. For example, these instruments are causing us to dispose of assets and businesses and they could:

     - require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures, research and development and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in distribution or marketing of our products, customer demands and competitive pressures in the industries we serve;

     - limit our ability to undertake acquisitions;

     - place us at a competitive disadvantage compared to our competitors that have less debt than we do;

     - restrict our use of proceeds from asset sales or new issuances of equity or debt or from new bank debt facilities;

     - increase our vulnerability, and reduce our flexibility to respond, to general and industry-specific adverse economic conditions; and

     - limit our ability to borrow additional funds and increase the cost of any such borrowing.

     We may incur substantial additional debt in the future. The terms of our debt restrict but do not prohibit us from incurring additional debt. The addition of further debt to our current debt levels could further increase the leverage-related risks discussed herein.

OUR SALES OF ASSETS AND BUSINESSES HAVE RESULTED IN, AND WILL RESULT IN, THE REMOVAL OF THE RESULTS OF THOSE BUSINESSES AND ASSETS FROM OUR FINANCIAL RESULTS AND MAY INCREASE THE VOLATILITY OF OUR FINANCIAL RESULTS.

     Sales of our assets and businesses have caused, and will continue to cause, our revenues and operating income to decrease and may cause our financial results to become more volatile or may otherwise materially adversely affect us. Since the beginning of 2002, we have disposed of businesses and assets that, if we had held them, would have contributed significantly to our revenue and operating income.

WE HAVE ENGAGED IN A SUBSTANTIAL NUMBER OF SIGNIFICANT ACQUISITION AND DISPOSITION TRANSACTIONS IN RECENT YEARS, WHICH MAKES IT DIFFICULT TO COMPARE OUR RESULTS FROM PERIOD TO PERIOD.

     We have engaged in a substantial number of significant acquisitions and dispositions and other complex financial transactions in recent years, which makes it difficult to analyze our results and to compare them from period to period. In order to facilitate comparison of our results between recent periods, we present financial information on a pro forma basis, both on a consolidated basis and for our individual business segments, giving effect to these transactions as if they had occurred on earlier dates. However, pro forma financial information is not necessarily indicative of results that would have been achieved had the transactions actually occurred on such earlier dates. Moreover, we present pro forma information based on a number of assumptions. For example, we present pro forma information consistent with French GAAP, as if the transactions had occurred at the beginning of 2001. Given our asset divestiture program, our results will continue to be difficult to compare from period to period in the future.

WE HAVE BEEN, AND COULD BE, ADVERSELY AFFECTED BY A DOWNGRADE OF OUR DEBT RATINGS BY RATING AGENCIES.

     In the second half of 2002, we experienced a number of debt rating downgrades. Moody's cut Vivendi Universal's senior debt rating on July 1, 2002, from Baa3 to Ba1, under review for possible further downgrade. Standard & Poor's followed the next day with a one-notch downgrade in our credit rating to BBB-with a negative outlook. On August 14, 2002, Moody's lowered the long term senior unsecured debt rating of Vivendi Universal to B1 and assigned a Ba2 senior implied rating to the company under review for possible downgrade, and Standard & Poor's downgraded the long term senior unsecured debt to B+ and assigned a BB corporate credit rating to Vivendi Universal on credit watch with negative implications. On October 30, 2002, Moody's downgraded Vivendi Universal's senior implied rating to Ba3, leaving the senior unsecured ratings unchanged at B1, under review for possible downgrade. These downgrades caused us to lose, to a significant extent, access to the capital markets, and, most importantly, to the commercial paper market, historically our main source of funding for working capital needs, and they also triggered default and covenant provisions under some of our debt facilities. While our current debt facilities do not contain further rating triggers, additional downgrades by either Standard & Poor's or Moody's could exacerbate our liquidity problems, increase our costs of borrowing, result in our being unable to secure new financing and affect our ability to make payments on outstanding debt instruments and to comply with other existing obligations.

WE ARE A PARTY TO NUMEROUS LEGAL PROCEEDINGS AND INVESTIGATIONS THAT COULD HAVE A NEGATIVE EFFECT ON US.

     We are party to lawsuits and investigations in France and in the United States that could have a material adverse effect on us. In France, the Commission des Operations de Bourse commenced in July 2002 an investigation regarding certain of our financial statements. In the United States, Vivendi Universal is party to a number of suits and investigations concerning allegations challenging the accuracy of our financial statements and certain public statements made by us describing our financial condition from late 2000 through 2002:

     - Vivendi Universal is named as a defendant in a consolidated securities class action filed in the United States District Court for the Southern District of New York.

     - Vivendi Universal is being investigated by the Office of the United States Attorney for the Southern District of New York, and by the SEC.

     - Vivendi Universal is named as a defendant in a suit filed by Liberty Media on March 28, 2003, which on May 13, 2003, was consolidated for pre-trial purposes into the securities class action pending in the United States District Court for the Southern District of New York.

     In addition, Vivendi Universal, USI Entertainment Inc. and VUE have been sued by USAi and one of its affiliates for specific performance of what the plaintiffs contend to be VUE's obligation to make certain tax payments. Vivendi Universal may also be liable to pay, in accordance with an investment agreement with Elektrim S.A., a substantial portion of any damages awarded against Elektrim in two ongoing arbitrations to resolve disputes concerning the acquisition and transfer of certain shares in a subsidiary company by Elektrim.

     In the opinion of Vivendi Universal, the plaintiffs' claims in the legal proceedings lack merit, and Vivendi Universal intends to defend against such claims vigorously. However, the outcome of any of these legal proceedings or investigations or any additional proceedings or investigations that may be initiated in the future could have a material adverse effect on us. For a more complete discussion of our legal proceedings and investigations, see "Item 8--Litigation."

WE HAVE A NUMBER OF CONTINGENT LIABILITIES THAT COULD CAUSE US TO MAKE SUBSTANTIAL PAYMENTS.

     We have a number of significant contingent liabilities. These liabilities are generally described in "Item 5--Operating and Financial Review and Prospects" and in Notes 11 and 17.4 to our Consolidated Financial Statements included in this document. If we were forced to make a payment due to one or more of these contingent liabilities, it could have an adverse effect on our financial condition and our ability to make payments under our debt instruments.

OUR BUSINESS OPERATIONS IN SOME COUNTRIES ARE SUBJECT TO ADDITIONAL RISKS.

     We conduct business in markets around the world. The risks associated with conducting business internationally, and in particular in some countries outside of Western Europe, the US and Canada, can include, among other risks:

     - fluctuations in currency exchange rates (including the dollar/euro exchange rate) and currency devaluations;

     - restrictions on the repatriation of capital;

     - differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

     - varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

     - exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith;

     - difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

     - tariffs, duties, export controls and other trade barriers;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     - limited legal protection and enforcement of intellectual property rights;

     - insufficient provisions for retirement obligations;

     - recessionary trends, inflation and instability of the financial markets;

     - higher interest rates; and

     - political instability and the possibility of wars and terrorist acts.

     We may not be able to insure or hedge against these risks and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

UNFAVORABLE CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We have substantial assets, liabilities, revenues and costs denominated in currencies other than euros. To prepare our Consolidated Financial Statements we must translate those assets, liabilities, revenues and expenses into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus other currencies will affect the amount of these items in our Consolidated Financial Statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period.

     In addition, to the extent that we incur expenses that are not denominated in the same currency as the related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

WE MAY NOT BE ABLE TO MEET ANTICIPATED CAPITAL REQUIREMENTS FOR CERTAIN TRANSACTIONS.

     We may engage in projects that require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and our cost of capital depends on numerous factors, including general economic and capital market conditions, availability of credit from banks and other financial institutions, investor confidence in our businesses, restrictions in debt instruments, success of current projects, perceived quality of new projects and tax and securities laws. We may forego attractive business opportunities and lose market share if we cannot secure financing on satisfactory terms.

WE MAY SUFFER REDUCED PROFITS OR LOSSES AS A RESULT OF INTENSE COMPETITION.

     The majority of the industries in which we operate are highly competitive and require substantial human and capital resources. Many other companies serve the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share and introduce new technologies or services, or improve the quality of their services. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

     In addition, most of our main businesses rely on some important third-party content. There is no assurance that the desired rights to content will be available on commercially reasonable terms, and as the markets in which our businesses operate become more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have a material adverse effect on our business and financial performance.

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

WE MAY HAVE DIFFICULTY ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS.

     The decreasing cost of electronic and computer equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. A substantial portion of our revenue comes from the sale of audio and audiovisual products that are potentially subject to unauthorized copying. Similarly, advances in Internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. A large portion of intellectual property is potentially subject to widespread, uncompensated dissemination on the Internet. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor, or if we fail to develop effective means of protecting our intellectual property or entertainment-related products and services, our results of operations and financial position may suffer.

CHALLENGES TO OUR RIGHTS TO USE INTELLECTUAL PROPERTY COULD HAVE A NEGATIVE EFFECT ON US.

     Many of our main businesses are heavily dependent on intellectual property owned and licensed by us. Challenges by third parties claiming infringement of their proprietary rights, if upheld, could result in the loss of intellectual property which we depend on to generate revenues and could result in damages or injunctive relief being imposed against us. Even challenges that we are successful in defending may result in substantial costs and diversion of resources, which could have an adverse effect on our operations.

WE MAY NOT BE ABLE TO RETAIN OR OBTAIN REQUIRED LICENSES, PERMITS, APPROVALS AND CONSENTS.

     We need to retain or obtain a variety of permits and approvals from regulatory authorities to conduct and expand each of our businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost for renewing or obtaining permits and approvals may be prohibitive. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner -- in particular, licenses to provide telecommunications services -- our ability to achieve our strategic objectives could be impaired. The regulatory environment in which our businesses operate is complex and subject to change, and adverse changes in that environment could impose costs on us or limit our revenue.

THE LOSS OF KEY PERSONNEL COULD HURT OUR OPERATIONS.

     Our success and the success of our business units depends upon the continuing contributions of our executive officers and other key operating personnel. The complete or partial loss of their services could adversely affect our businesses.

RESTRUCTURING AT OUR BUSINESS UNITS MAY ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION.

     In an effort to cut costs and rationalize operations, our business units may engage in restructuring, including closures of facilities and reduction of workforce. If a business unit fails to properly carry out any restructuring, the relevant business's ability to conduct its operations and the business's results could be adversely affected. Restructurings, closures and layoffs may also harm our employee relationships, public relationships and governmental relationships which would in turn adversely affect our operations and results. For example, in March 2003, Canal+ Group announced an employee reduction as part of its overall restructuring plan. The program calls for a reduction of 305 positions, mainly administration and technical support personnel. In addition, 138 positions in certain support functions will be outsourced. The announcement of this program may result in a deterioration of our labor relations and may have an adverse effect on our operations.

CEGETEL GROUP EXPECTS TO MAKE SIGNIFICANT INVESTMENTS IN NETWORKS AND NEW TECHNOLOGY AND ANTICIPATED BENEFITS OF THESE INVESTMENTS MAY NOT BE REALIZED.

     Cegetel Group expects to make substantial investments in its mobile networks, particularly in connection with the rollout of its UMTS mobile network over the next several years in view of increased usage and the need to offer new services and greater functionality afforded by UMTS technology. Accordingly, the level of Cegetel Group's capital expenditures in future years is expected to exceed current levels. The development of UMTS technology is taking longer than anticipated. Consumer acceptance of UMTS or other new technology may be less than expected and will depend on a number of factors, including the availability of applications which exploit the potential of the technology and the breadth and quality of available content. If the introduction of UMTS services is further delayed or UMTS fails to achieve the expected advantages over existing technologies, Cegetel Group may be unable to recoup its network investment.

REGULATIONS REGARDING ELECTROMAGNETIC RADIATION OR FUTURE CLAIMS WITH RESPECT TO ELECTROMAGNETIC RADIATION COULD HAVE AN ADVERSE EFFECT ON OUR MOBILE TELEPHONE REVENUES AND OPERATIONS.

     The International Commission for Non-Ionizing Radiation Protection, an independent organization that advises the World Health Organization, has established a series of recommendations setting exposure limits from electromagnetic radiation from antennas. These regulations were driven by concern over a potential connection between electromagnetic radiation and certain negative health effects, including some forms of cancer. They were enacted into French law on May 3, 2002. SFR, an 80% owned subsidiary of Cegetel Group, is also, along with the other French mobile telephony operators, in the process of entering into agreements with various cities, including the city of Paris, that will set up local guidelines. The International Cancer Research Center, authorized by the World Health Organization, is currently conducting a large-scale epidemiological study, the conclusions of which are expected to be published in 2004. We cannot assure you that future regulations will not have a negative impact on our revenues operations. We also cannot assure you that claims, relating to electromagnetic radiation will not arise against us and our mobile telephony operations in the future and have an adverse effect on our revenues and operations. In addition, even the perception of possible health risks, could lead to reduced demand for our mobile telephony services and have an adverse effect on our revenues and operations.

OUR CONTENT ASSETS IN TELEVISION, MOTION PICTURES AND MUSIC MAY NOT BE COMMERCIALLY SUCCESSFUL.

     A significant amount of our revenue comes from the production and distribution of content offerings such as feature films, television series and audio recordings. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The market for these products is highly competitive and competing products are often released into the marketplace at the same time. The commercial success of a motion picture, television series or audio recording depends on the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Our motion picture business is particularly dependent on the success of a limited number of releases. Universal Picture Group, or UPG, typically releases 14 to 16 motion pictures a year and the commercial failure of just a few of these motion pictures can have a significant adverse impact on UPG's results for both the year of release and the following year. This is particularly true for motion pictures with high production costs, and in 2003, UPG intends to release an unusually large number of high production cost motion pictures. Our failure to produce and distribute motion pictures, television series and audio recordings with broad consumer appeal could materially harm our business, financial condition and prospects for growth.

THE RECORDED MUSIC MARKET HAS BEEN DECLINING AND MAY CONTINUE TO DECLINE.

     Economic recession, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space are all contributing to a declining recorded music market. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended and no profitable new format has emerged to take its place. Worldwide sales were down as the music market witnessed an estimated market decline of 9.5% in 2002. Double-digit declines were experienced in the US, Japan and Germany. Of the world's five major music markets only France reported growth. There are no assurances that the recorded music market will not continue to decline. A declining recorded music market is likely to lead to the loss of revenue and operating income at Universal Music Group, or UMG.

UMG HAS BEEN LOSING, AND IS LIKELY TO CONTINUE TO LOSE, SALES DUE TO UNAUTHORIZED COPIES AND PIRACY.

     Technological advances and the conversion of music into digital formats have made it easy to create, transmit and "share" high quality unauthorized copies of music through pressed disc and CD-R piracy, home CD burning and the downloading of music from the Internet. Unauthorized copies and piracy cost the recorded music industry an estimated $4.3 billion in lost revenues during 2001, the last year for which data is available, according to the International Federation of the Phonographic Industry, or IFPI. IFPI estimates that 1.9 billion pirated units were manufactured in 2001, equivalent to about 40% of all CDs and cassettes sold globally. According to IFPI estimates, about 28% of all CDs sold in 2001 were pirated, up from about 20% in 2000. We believe that these percentages are continuing to increase. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made and have had, and, we believe, will continue to have, an adverse effect on UMG.

OUR MOTION PICTURE BUSINESSES MAY LOSE SALES DUE TO UNAUTHORIZED COPIES AND PIRACY.

     Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. Unauthorized copies and piracy of these products compete against legitimate sales of these products. The motion picture business is dependent upon the enforcement of copyrights. A failure to obtain appropriate relief from unauthorized copying through judicial decisions and legislation and an inability to curtail piracy rampant in some regions of the world are threats to the motion picture business and may have an adverse effect on our motion picture business.

CHANGES IN ECONOMIC CONDITIONS COULD AFFECT THE REVENUE WE RECEIVE FROM TELEVISION PROGRAMMING THAT WE PRODUCE AND FROM OUR TELEVISION CHANNELS.

     Our television production and distribution and cable networks are directly and indirectly dependent on advertising for their revenue. Changes in US, global or regional economic conditions may affect the advertising market for broadcast and cable television programming, which in turn may affect the volume of, and price for, the advertising on our cable networks and shows and the volume of, and price for, the programming we are able to sell.

CONSOLIDATION AMONG CABLE AND SATELLITE DISTRIBUTORS MAY HARM OUR CABLE TELEVISION NETWORKS.

     Cable and satellite operators continue to consolidate, making our cable television networks increasingly dependent on fewer operators. If these operators fail to carry our cable television networks or use their increased bargaining power to negotiate less favorable terms of carriage, our cable television network business could be adversely affected.

THE INCREASE IN THE NUMBER OF CABLE TELEVISION NETWORKS MAY ADVERSELY AFFECT OUR CABLE TELEVISION NETWORKS.

     Our cable networks compete directly with other cable television networks as well as with local and network broadcast channels for distribution, programming, viewing audience and advertising revenue. Growth in distribution platforms has led to the introduction of many new cable television networks. The increased competition may make it more difficult to place our cable networks on satellite and cable distribution networks, acquire attractive programming or attract necessary audiences or suitable advertising revenue.

OUR TELEVISION PRODUCTION AND DISTRIBUTION BUSINESSES FACE INCREASED
COMPETITION.

     Our produced programs, including television series, made-for-television and made-for-video motion pictures, compete in a worldwide television marketplace that has become ever more competitive as digital cable and satellite delivery increasingly expand the number of channels (and competing programs) available to consumers. Competition in the critical US production market has also been increased by the growing consolidation and vertical integration of several large television and media giants. The 1995 repeal of the financial interest and syndication rules in the US has permitted these conglomerates to combine ownership of television production businesses with broadcast networks. As a result, the current US broadcast networks -- ABC, CBS, NBC, Fox, The WB and UPN -- are able to fill their schedules with a large percentage of self-owned programs, thus reducing the number of time slots available to VUE's Universal Television Group and other "outside" producers. For the fall 2002 season, the top five producers in total hours on network television were all affiliated with a broadcast network. Approximately 40% of Universal Television Group's revenues came from broadcast license program fees in 2002. We can offer no assurances that we will be able to maintain or grow these revenues in the face of increased competition.

NEW TECHNOLOGIES MAY HARM OUR CABLE TELEVISION NETWORKS.

     A number of new personal video recorders, such as TIVO in the United States, have emerged in recent years. These recorders often contain features allowing viewers to watch pre-recorded programs without advertising. The effect of these recorders on viewing patterns and exposure to advertising could have an adverse effect on our operations and results.

OUR THEME PARK AND RESORT GROUP MAY CONTINUE TO BE NEGATIVELY AFFECTED BY INTERNATIONAL, POLITICAL AND MILITARY DEVELOPMENTS.

     The terrorist attacks of September 11, 2001, the threat and outbreak of war and the threat of further terrorist attacks have resulted in significant reductions in domestic and international travel that negatively affected our theme park and resort activities. These developments have had a continued impact on vacation travel, group conventions and tourism in general. Any further outbreak or escalation of hostilities, any further terrorist attack, the perceived threat of hostilities or terrorist attack or a change in public perception regarding current developments would be likely to have an additional negative impact on our operations.

CANAL+ GROUP IS SUBJECT TO FRENCH AND OTHER EUROPEAN CONTENT AND EXPENDITURE PROVISIONS THAT RESTRICT ITS ABILITY TO CONDUCT ITS BUSINESS.

     Canal+ Group is regulated by various statutes, regulations and orders. In particular, under its French broadcast authorization, the premium channel Canal+ is subject to the following regulations: (i) no more than 49% of its capital stock may be held by a single shareholder and (ii) 60% of the films broadcast by the channel must be European films and 40% must be French Language films. Each year Canal+ must invest 20% of its total prior-year revenues in the acquisition of film rights, including 9% which must be devoted to French language films and 3% to non-French language European films. At least 75% of the French movies must not be acquired from Canal+ Group controlled companies. Canal+ has an obligation to invest 4.5% of its revenues in original TV movies and dramas. Canal+ Group also operates in Belgium, Spain, the Netherlands, Poland and the Nordic countries pursuant to the regulations of each of these countries which generally stipulate, as do the French, financing levels for European and national content. These regulations severely limit Canal+ Group's ability to choose content and otherwise manage its business and could have an adverse effect on its operations and results.

ONE OF OUR TWO INDEPENDENT PUBLIC ACCOUNTANTS, BARBIER FRINAULT & CIE, WAS FORMERLY A MEMBER OF ANDERSEN WORLDWIDE, AS WAS ARTHUR ANDERSEN LLP, WHICH HAS BEEN FOUND GUILTY OF A FEDERAL OBSTRUCTION OF JUSTICE CHARGE, AND HOLDERS OF OUR SECURITIES LIKELY WILL BE UNABLE TO EXERCISE EFFECTIVE REMEDIES AGAINST ANDERSEN WORLDWIDE IN ANY LEGAL ACTION.

     One of our two independent public accountants, Barbier Frinault & Cie, was formerly a member of Andersen Worldwide, as was Arthur Andersen LLP, and during that period provided us with auditing services, including issuing an audit report with respect to our audited consolidated financial statements for the fiscal years ended December 30, 2001, and December 31, 2002. On June 15, 2002, a jury in Houston, Texas found

Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

     Andersen Worldwide has not reissued its audit report with respect to our audited consolidated financial statements prepared by it. Furthermore, Andersen Worldwide has not consented to the inclusion of its audit report herein. As a result, investors in our securities likely will not have an effective remedy against Andersen Worldwide in connection with a material misstatement or omission with respect to our audited consolidated financial statements, any registration statement or any other filing we make with the SEC, including any claim under Section 11 of the Securities Act with respect to such registration statement. In addition, even if investors were able to assert such a claim, as a result of its conviction and other lawsuits, Andersen Worldwide may not have sufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements.

ITEM 4:  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     The commercial name of our company is Vivendi Universal, and the legal name of our company is Vivendi Universal, S.A. Vivendi Universal is a societe anonyme, a form of limited liability company, initially organized under the name Sofiee, S.A. on December 11, 1987, for a term of 99 years in accordance with the French commercial code. Our registered office is located at 42, avenue de Friedland, 75380 Paris Cedex 08, France, and the telephone number of our registered office is 33 1 71 71 1000. Our agent in the US is Vivendi Universal US Holding Co., located at 800 Third Avenue, 5th Floor, New York, New York 10022. All matters addressed to our agent should be to the attention of the Vice President.

     We were formed through the merger in December 2000 of Vivendi S.A., The Seagram Company Ltd. and Canal+ S.A., with Vivendi Universal continuing as the surviving parent entity, or the Merger Transactions. From our origins as a water company, we expanded our business rapidly in the 1990s and transformed ourselves into a media and telecommunications company with the December 2000 merger and the May 2002 acquisition of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks), or USAi. Following the appointment of new management in July 2002, we commenced a significant asset divestiture program aimed at reducing the group's indebtedness, which we are pursuing actively. We have already largely exited the environmental services and publishing businesses and sold various smaller operations. See "Item 5--Operating and Financial Review and Prospects--Recent Developments" and "--Our Strategy" below.

     We are one of the largest media and telecommunications groups in the world. Our attractive portfolio of assets include, among others, the following businesses: mobile and fixed-line telecommunications, recorded music, film, television, theme parks and resorts and interactive entertainment and educational software. See "--Business Overview."

  Our Strategy

     We are a company in transition. Our principal strategic focus is to return to an investment grade credit profile by continuing to reduce our leverage while maintaining sufficient liquidity.

     The primary means by which we intend to achieve this goal is through the completion of our E 16 billion asset divestiture program by the end of 2004. In the second half of 2002, we sold E 6.7 billion of assets. In 2003, we intend to sell an additional E 7.0 billion of assets. We have initiated numerous asset divestiture processes, and we are not dependent on any single asset sale to meet our divestiture target. We have begun exploring strategic options that could lead to the partial or total divestiture of VUE and VU Games. We have received multiple, preliminary bids relating to one or more of these businesses and are currently evaluating them. As of yet there is no pre-established structure or calendar for any particular divestiture. In parallel, we are also exploring the option of listing up to 25 to 30% of the share capital of VUE in an initial public equity offering. In the first quarter of 2003, we have closed asset sales for an aggregate consideration of approximately E 726 million. From April 1, 2003 to June 25, 2003, we have signed and closed asset sales for an estimated aggregate consideration of E 1.7 billion.

                                                                             TOTAL         CASH
DATE                                    ASSET                            CONSIDERATION   RECEIVED
----                                    -----                            -------------   --------
                                                                              (IN MILLIONS)
July 2002      B2B/Health.............................................      E   150      E   150
July 2002      Lagardere..............................................           44           44
July 2002      Vinci..................................................          291          291
August 2002    Vizzavi................................................          143          143
December 2002  Houghton Mifflin.......................................        1,567        1,195
December 2002  Other Publishing.......................................        1,138        1,121
December 2002  Veolia Environnement...................................        1,856        1,856
December 2002  Echostar...............................................        1,037        1,037
December 2002  Sithe Energies Inc.....................................          319          319
               Others.................................................          108          108
                                                                            -------      -------
               TOTAL 2ND HALF 2002(1).................................      E 6,653      E 6,264
                                                                            -------      -------
February 2003  Express-Expansion-Etudiant.............................      E   200      E   200
February 2003  Canal+ Technologies....................................          191          170(2)
February 2003  USAi Warrants..........................................          256          256
               Others.................................................           79           79
                                                                            -------      -------
               TOTAL 1ST QUARTER 2003(1)..............................      E   726      E   705
                                                                            -------      -------
               TOTAL 2ND HALF 2002 & 1ST QUARTER 2003(1)..............      E 7,379      E 6,969
                                                                            =======      =======

---------------

(1) Actual numbers after deduction of divestiture fees and expenses

(2) Of which E 90 million of cash consideration was received in 2002 (excludes E 21 million received in May 2003)

                                                                           TOTAL           CASH
DATE                                  ASSET                           CONSIDERATION(1)   RECEIVED
----                                  -----                           ----------------   --------
                                                                             (IN MILLIONS)
April 2003     Telepiu.............................................       E   871        E   407(2)
May 2003       Vivendi Telecom Hungary.............................           325             10(3)
May 2003       Egypt (telecom).....................................            43             43
May 2003       Comareg.............................................           135            135
June 2003      Sithe Asia..........................................            40             40
June 2003      VUE: 10 Universal City Plaza........................           160            160
               Other closed transactions as of June 25, 2003.......           169            169(4)
                                                                          -------        -------
               TOTAL APRIL 1 -- JUNE 25, 2003......................       E 1,743        E   964
                                                                          =======        =======

---------------

(1) Amounts subject to adjustment to reflect the deduction of divestiture fees and expenses, currency rate fluctuations and purchase price adjustments

(2) Does not include a remaining amount of E 50 million of consideration held in escrow that may be received

(3) Does not include a remaining amount of E 10 million of deferred purchase consideration that may be received

(4) Includes E39 million to be received by Vivendi Universal in the second half of 2003.

  2003 Significant Transactions

     For a discussion of significant transactions that have occurred in 2003, see "Item 5--Operating and Financial Review and Prospects--Subsequent Events."

  2002 Significant Transactions

     Acquisition of the Entertainment Assets of USA Networks, Inc.

     On May 7, 2002, Vivendi Universal consummated its acquisition of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi, through the limited liability limited partnership, Vivendi Universal Entertainment LLLP, or VUE, in which Vivendi Universal has an approximately 93% voting interest and an approximately 86% economic interest. As part of the transaction, Vivendi Universal and its affiliates surrendered 320.9 million shares of USANi LLC that were previously exchangeable into shares of USAi stock. In addition, Vivendi Universal transferred 27.6 million treasury shares to Liberty Media Corporation in exchange for (i) 38.7 million USANi LLC shares (which were among the 320.9 million surrendered) and (ii) 25 million shares of USAi common stock, which were retained by Vivendi Universal.

     As consideration for the transaction, USAi received a $1.62 billion cash distribution from VUE, a 5.44% common interest in VUE and Class A and Class B preferred interests in VUE with initial face values of $750 million and $1.75 billion, respectively. The Class B preferred interests are subject to put/call provisions at any time following the 20-year anniversary of issuance (May 2022). USAi may require Vivendi Universal to purchase the Class B preferred interests, and Vivendi Universal may require USAi to sell to it the Class B preferred interests, for a number of USAi shares having a market value equal to the accreted face value of the Class B preferred interests at such time, subject to a maximum of 56.6 million USAi shares. The parties also agreed to put and call options on USAi's common interests. The call may be exercised by Vivendi Universal at any time after the fifth anniversary of the transaction (May 2007) and the put may be exercised by USAi at any time after the eighth anniversary of the transaction (May 2010), in either case, at its fair market value, payable at the option of Universal Studios in cash or Vivendi Universal listed common equity securities.

     In addition, Mr. Diller, USAi's chairman and chief executive officer, received a 1.5% common interest in VUE in return for agreeing to specific non-competition provisions for a minimum of 18 months, for informally agreeing to serve as VUE's chairman and chief executive officer and as consideration for his agreement not to exercise his veto right over this transaction. At any time after the first anniversary of the closing, Mr. Diller may require Universal to purchase his common interest and, at any time after the second anniversary of the closing, Universal may purchase Mr. Diller's common interest. In either case, the purchase price will be equal to the greater of $275 million and the private market value of his common interest, payable at the option of Universal in cash or Vivendi Universal listed common equity securities. The fair value of $275 million of Mr. Diller's common interest has been recorded as part of the total purchase consideration at the acquisition date. As part of Vivendi Universal's preliminary purchase price allocation, $15 million has been recorded as the value of Mr. Diller's non-competition arrangement, which is being amortized on a straight-line basis over a period of 18 months. The $275 million minimum value of the common interest is accounted for by Vivendi Universal as a minority interest in VUE. Any increases in fair value above the minimum put price of the common interest and any subsequent decreases in fair value to the minimum put price of the common interest are recognized in operations by Vivendi Universal (for US GAAP purposes only).

     Under the VUE partnership agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A Preferred Interests in VUE (currently USAi), including a cap on indebtedness and a restriction on asset transfers by VUE and its subsidiaries. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

     In addition, Vivendi Universal has agreed to indemnify USAi for any "tax detriment" (defined to mean the present value of the loss of USAi's tax deferral on the transaction) arising from certain actions taken by

VUE prior to May 7, 2017, including selling assets contributed by USAi to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to USAi at the closing.

     In connection with the transaction, Vivendi Universal received approximately 60.5 million warrants to purchase common stock of USAi, with exercise prices ranging from $27.50 to $37.50 per share. The warrants were issued to Vivendi Universal in return for an agreement to enter into certain commercial arrangements with USAi. At this time, no commercial arrangement is in place. A portion of the warrants were sold in February 2003. The remainder of the warrants are expected to be sold on June 30, 2003. For more information, see "Item 5--Operating and Financial Review and Prospects--Subsequent Events."

     The entertainment assets acquired by Vivendi Universal were USAi's television programming, cable networks and film businesses, including USA Films, Studios USA and USA Cable. These assets, combined with the film, television and theme park assets of the Universal Studios Group, formed a new entertainment group, Vivendi Universal Entertainment LLLP, in which Vivendi Universal has an approximately 93% voting interest and an approximately 86% economic interest (due to the minority stake of Matsushita Electric Industrial Co., Ltd., or Matsushita).

     The acquisition cost of the USAi entertainment assets amounts to E 11,008 million and was determined with the assistance of an independent third-party valuation firm.

     Acquisition of Additional Interest in Multithematiques

     In connection with the sale of its shares in USAi, Liberty Media transferred to Vivendi Universal its 27.4% share in the European cable television company, Multithematiques and its current account balances in exchange for 9.7 million Vivendi Universal shares. The share value is based on the average closing price of Vivendi Universal shares during a reference period before and after December 16, 2001, the date the agreement was announced. Following this acquisition, Canal+ Group holds 63.9% of Multithematiques' share capital. The additional goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 using the equity method, amounted to E 542 million.

     Divestiture of Interest in Veolia Environnement

     Following a decision taken by its Board of Directors on June 17, 2002, Vivendi Universal reduced its ownership interest in Veolia Environnement in three steps. Prior to taking these steps, an agreement was signed with Mrs. Esther Koplowitz by which she agreed not to exercise the call option on Veolia Environnement's participation in Fomento de Construcciones y Contratas which otherwise would have been exercisable once Vivendi Universal ownership interest in Veolia Environnement fell below 50%.

     The first step occurred on June 28, 2002, when 53.8 million Veolia Environnement shares were sold on the market (approximately 15.5% of share capital before capital increase). The shares were sold by a financial institution which had owned the shares since June 12, 2002 following a repurchase transaction, known in France as a "pension livree," carried out with Vivendi Universal. In parallel, in order to make it possible for the financial institution to return the same number of shares to Vivendi Universal at the maturity of the repurchase agreement on December 27, 2002, Vivendi Universal entered into a forward sale for the same number of shares to this financial institution at the price of the investment. As a result, Vivendi Universal reduced its debt by E 1,479 million and held 47.7% of the share capital of Veolia Environnement.

     In the second step, on August 2, 2002, Veolia Environnement increased its share capital by E 1,529 million, following the issuance of approximately 58 million new shares (14.3% of the capital after the capital increase), subscribed to by a group of investors to whom Vivendi Universal had already sold its preferential subscription rights pursuant to an agreement dated June 24, 2002. Following this second transaction, Vivendi Universal owned 40.8% of Veolia Environnement's share capital and Veolia Environnement continued to be consolidated using the full consolidation method in accordance with generally accepted accounting principles in France.

     The third step occurred on December 24, 2002, a month after the banks that managed the June transaction and a group of new investors entered into an amendment to the June 24, 2002 agreement. Under the terms of the amended agreement, Vivendi Universal agreed to sell 82.5 million shares of Veolia Environnement, representing 20.4 % of Veolia Environnement's share capital, and the new investors agreed to become subject to the lock-up on dispositions of these shares previously agreed to by Vivendi Universal for the remaining term of that lock-up agreement, i.e. until December 21, 2003.

     Each of these shares of Veolia Environnement includes a call option that entitles these investors to acquire additional Veolia Environnement shares at any time until December 23, 2004 at an exercise price of E 26.50 per share. After the exercise of all the call options, Vivendi Universal would no longer hold any shares of Veolia Environnement. On December 24, 2002, Vivendi Universal received, in exchange for the shares and the call options, E 1,856 million. The call options on the Veolia Environnement shares are recorded as deferred items in liabilities for an amount of E 173 million.

     Following this divestiture, Vivendi Universal holds 82.5 million shares, or 20.4%, of Veolia Environnement's share capital which is held in an escrow account to cover the call options. This investment is accounted for using the equity method as of December 31, 2002.

     Vivendi Universal recorded a E 1,419 million capital gain for these operations in 2002.

     Divestiture of Vivendi Universal Publishing's Professional and Health Divisions

     On April 18, 2002, Vivendi Universal Publishing (VUP) signed a definitive agreement pursuant to which the Cinven, Carlyle and Apax investment funds acquired 100% of the professional and health information divisions of VUP. In parallel with this divestiture, Vivendi Universal acquired 25% of the capital stock of the acquisition vehicle, alongside Cinven (37.5%), Carlyle (28%) and Apax (9.5%). The transaction was concluded on July 19, 2002 with Vivendi Universal's sale to the investors of the shares acquired in the leveraged buy-out. The transaction reduced profit before tax by E 298 million.

     Sale of Stake in Vizzavi Europe

     On August 30, 2002, Vivendi Universal sold to Vodafone its 50% share of Vizzavi Europe. As a result, Vivendi Universal received E 143 million in cash. As part of the transaction, Vivendi Universal took over 100% of Vizzavi France. This transaction generated a capital gain of E 90 million.

     Divestiture of Publishing Activities

     The Board of Directors of Vivendi Universal on August 13, 2002, decided to sell the American publisher Houghton Mifflin acquired in 2001. On September 25, 2002, the Board decided that the sale should occur as soon as possible and cover, in addition to Houghton Mifflin, all of the activities of VUP.

     These assets, with revenues and employees totaling approximately E 2.3 billion and 7000, respectively, were presented to several buyers.

     Following receipt of indicative offers, Vivendi Universal decided to conduct separate sale processes for the European and American businesses. The Board of Directors meeting held on October 29, 2002 approved the divestiture of VUP's European activities to the Lagardere Group, which had made the most competitive offer. This transaction was finalized on December 20, 2002 after the approval of the personnel representative bodies of Vivendi Universal and VUP. The European publishing activities were acquired by Investima 10, a company wholly-owned by Natexis Banques Populaires for Lagardere. Investima 10 will transfer the acquired assets to the Lagardere Group as soon as the latter obtains the competition approval to be given by the European Commission. The gross proceeds from the sale amounted to E 1,198 million. This transaction has resulted in a gain of E 329 million on Vivendi Universal's net income before tax.

     Following this transaction, Vivendi Universal retains its 50% interest in the company that owns Atica and Scipione, the Brazilian publishers.

     Three investors participated in the separate auction to sell the publisher Houghton Mifflin. On December 30, 2002, Vivendi Universal finalized the sale of Houghton Mifflin to a consortium comprised of Thomas H. Lee and Bain Capital. The purchase price was approximately E1.6 billion, of which approximately

E1.2 billion in cash has been received. As a result of this transaction, Vivendi Universal recognized a capital loss of E 822 million before tax, including a foreign currency translation loss of E 236 million.

     Acquisition of Additional Interest in UGC

     On December 23, 2002, following the exercise by Banque Nationale de Paris of the put granted by Vivendi Universal in July 1997, Vivendi Universal acquired, for a total consideration of E 59.3 million, 5.3 million of UGC shares representing 16% of share capital of UGC. Vivendi Universal's 58% interest in UGC does not provide for operational control of the company due to a shareholders' agreement. Accordingly, this investment is still accounted for using the equity method.

     Divestiture of Telepiu

     News Corporation and Telecom Italia signed, on October 1, 2002, a definitive agreement with Vivendi Universal and Canal+ Group to acquire Telepiu, the Italian pay-TV business. The transaction was approved by the European Commission on April 2, 2003 and completed on April 30, 2003. As part of the acquisition agreement, all litigation between the parties, including Canal+'s litigation against NDS, will be dropped. The purchase price was E 871 million, consisting of the assumption of E 414 million in debt and a cash payment of E 457 million. The cash payment includes a E 13 million adjustment corresponding to the reimbursement of the accounts payable net of debt adjustment.

    Unwinding of the Total Return Swap in Connection with the Divestiture of Vivendi Universal's Investment in BSkyB plc

     In order to comply with the conditions imposed by the European Commission in October 2001 on the merger of Vivendi, Seagram and Canal+, Vivendi Universal sold 96% (approximately 400 million common shares) of its investment in BSkyB's common shares and E 81 million of money market securities to two qualifying special purpose entities (QSPEs). Concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the beneficial interests of the QSPEs, thus allowing Vivendi Universal to maintain its exposure to rises and falls in the price of BSkyB shares until October 2005.

     In December 2001, the financial institution controlling the beneficial interest of the QSPEs issued 150 million equity certificates repayable in BSkyB shares, at 700 pence per share. As a result, Vivendi Universal and the financial institution were able to reduce the nominal amount of the swap by 37% and thus fix a value of 150 million BSkyB shares and create a capital gain of E 647 million after tax.

     In May 2002, this financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal's payment of related costs. As a result of this transaction, Vivendi Universal recognized a pre-tax gain of approximately E 1.6 billion, net of expenses, and was able to reduce gross debt by E 3.9 billion.

     In addition, in February 2002, Vivendi Universal released its remaining holding of 14.4 million shares in BSkyB by exercising its option to exchange a convertible bond for BSkyB shares issued by Pathe that came into Vivendi Universal's possession when it acquired Pathe. The redemption date was fixed on March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per FFr10,000 principal amount of bonds up to and including February 26, 2002.

    Divestiture of an Investment in EchoStar Communication Corporation

     On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1.066 billion, generating a capital loss of E 674 million before tax.

     Vivendi Universal held these Class A common shares following the conversion of the 5.8 million Echostar Class D preferred stock acquired in January 2002 for $1.5 billion. Each Class D preferred stock was convertible into 10 EchoStar Class A common shares.

     Divestiture of Investment in Vinci

     In July 2002, Vivendi Universal sold 5.3 million Vinci shares for a total of E 343.8 million, thereby generating a pre-tax, capital gain of E 153 million. At the same time, Vivendi Universal bought call options on 5.3 million shares at E 88.81 for E 53 million allowing the group to cover the bonds exchangeable for Vinci shares issued in February 2001 for E 527.4 million.

     Disposition of Sithe

     In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), a US power generation company, finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings, Inc., (Exelon), for approximately $696 million. The net proceeds of the transaction to Vivendi Universal were approximately $475 million. Following this transaction, Exelon became the controlling shareholder of Sithe, with Vivendi Universal retaining an interest of approximately 34%. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe's results of operations for accounting purposes effective December 31, 2000.

     On December 18, 2002, Vivendi Universal sold its remaining 34% stake in Sithe Energies, to Apollo Energy LLC. Net cash proceeds of this transaction were E 319 million, generating a capital loss of E 232 million before tax. Under the terms of this transaction, Vivendi Universal retained the rights and obligations to take legal ownership of a minority stake in certain power generating operations in Asia from Sithe. Vivendi Universal transferred these rights and obligations to Marubeni for $47 million on June 11, 2003. See "Item 5--Operating and Financial Review and Prospects--Subsequent Events."

     Settlement Agreement with Pernod Ricard-Diageo

     On August 7, 2002, Vivendi Universal, Pernod Ricard and Diageo reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram's spirits and wine concluded in December 2000 and closed in December 2001.

     Notes Mandatorily Redeemable for New Shares of Vivendi Universal

     In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of E 1 billion, redeemable in Vivendi Universal new shares on November 25, 2005, at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of E 233 million. The bondholders can call for redemption of the bonds in new shares at any time after May 26, 2003, at the minimum redemption rate of 1 -- (annual rate of interest multiplied by the outstanding bond lifetime expressed in years).

     Events between January 1 and December 31, 2002 related to Treasury Shares

     At December 31, 2001, Vivendi Universal and its subsidiaries held 107,386,662 Vivendi Universal shares, representing a gross amount of E 6,762 million and 9.9% of share capital at an average cost per share of E 63.

     During 2002, Vivendi Universal:

     - bought on the market, between January and April, 6, 969,865 shares at an average price of E 48.5 per share. These purchases occurred under the terms of the COB prospectus n(LOGO) 00-1737 which authorized Vivendi Universal to go public;

     - sold 55 million shares to two financial institutions on January 7 at a price of E 60 per share;

     - transferred 37.4 million shares in May 2002 to Liberty Media in exchange for equity in USANi LLC and USAi and the 27% interest in Multithematiques;

     - sold a further 94,157 shares to employees exercising their stock options; and

     - cancelled 20,469,967 shares on December 20, 2002 following the decision by the Board of Directors on August 13, 2002 based on the authorization obtained in General Meeting of Shareholders held on April 24, 2002. The cancellation of these shares previously held in connection with employee stock option plans has reduced the shareholders' equity by E 1,191.3 million. In connection with French legal obligations, Vivendi Universal acquired 14.1 million of call options on Vivendi Universal shares in order to cover future stock option plans from December 31, 2002.

     At December 31, 2002, Vivendi Universal and its subsidiaries (excluding Veolia Environnement, which is accounted for under the equity method as from December 31, 2002) held 562,375 Vivendi Universal shares, or 0.05% of its share capital which represents a gross amount of E 44 million and an average cost per share of E 77.9. The majority of these treasury shares are classified as marketable securities and held in connection with certain employee stock option plans of MP3.com, Inc.

     Sale of Put Options on Its Own Shares

     In connection with its share repurchase program, Vivendi Universal sold put options on its own shares by which it agrees to buy its own shares on specified dates at the exercise price. As of December 31, 2002 and December 31, 2001, Vivendi Universal had outstanding obligations on 3.1 million and 22.8 million shares respectively. The average exercise prices were E 50.5 and E 70, respectively, resulting in a potential commitment of E 154 million and E 1,597 million, respectively. These put options are only exercisable on their exercise date and expire during the first quarter of 2003. According to the terms of the contracts for these put options, they may be settled at the option of Vivendi Universal either by the purchase of the shares at the exercise price or payment, in cash, of the difference between the market price of the shares and the exercise price.

     The cost to Vivendi Universal during 2002 from option holders exercising their rights was E 589 million, which represents the premium paid in the event of a cash settlement of the difference between their market price and the exercise price. Further, at the end of December 2002, Vivendi Universal marked to market put options with a specific, future exercise date. This resulted in a provision of E 104 million, corresponding to the premium that will have to be paid out by Vivendi Universal in the event of a cash settlement.

     Renunciation by Convertible Bondholders on the Guarantee agreed by Vivendi Universal

     Holders of 1.5% 1999 -- 2005 Veolia Environnement bonds exchangeable for new or existing Vivendi Universal shares held a general meeting on August 20, 2002. At this meeting, the bondholders renounced, effective September 1, 2002, any rights to the guarantee provided by Vivendi Universal in respect of Veolia Environnement's obligations under these bonds and, as a consequence, renounced certain rights under the liability clause in the event of a default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, thereby increasing the interest rate from 1.5% to 2.25%.

     Reorganization of Vivendi Universal Headquarters

     In October 2002, Vivendi Universal initiated a reorganization plan regarding its headquarters in Paris, as well as its locations outside France. It aims to:

     - redefine and refocus the headquarters' tasks on holding company activities;

     - concentrate all those tasks in Paris, with New York becoming a representative office for the company, primarily responsible for functions relating to North America; and

     - achieve full-year savings of around E 140 million compared with the total 2002 budget of E 313 million. These savings will be generated by a very significant cut in non-payroll costs (fees for external services, in particular), as well as a reduction in the number of employees at all headquarters sites.

     With regard to the Paris headquarters, the plan provides for eliminating 146 positions out of a total of 327 employees. To address potential employment ramifications, in consultation with the labor unions, Vivendi Universal is taking measures -- in particular, with regard to job mobility -- to ensure that all employees are offered the most optimal solutions possible.

  2001 SIGNIFICANT TRANSACTIONS

     Purchase of Interest in Maroc Telecom

     In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco's national telecommunications operator for approximately E 2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and shared voting rights.

     Acquisition of Houghton Mifflin Company

     In July 2001, Vivendi Universal acquired the Houghton Mifflin Company, a leading US educational publisher, for a total of approximately $2.2 billion, including assumption of Houghton Mifflin's average net debt of approximately $500 million. Houghton Mifflin was sold on December 30, 2002.

     Acquisition of MP3.com, Inc.

     On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc., for approximately $400 million, or $5 per share in a combined cash and stock transaction.

     Disposition of Interest in France Loisirs

     In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated E 153 million, generating a capital loss of E 1 million.

     Disposition of AOL France

     In March 2001, Vivendi Universal announced the conclusion of a deal with America Online, Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel and Canal+ Group swapped their interest in the AOL France joint venture for AOL Europe shares. Both groups also signed distribution and marketing agreements. Cegetel and Canal+ Group thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at $725 million and paying a 6% annual dividend. These preferred shares were sold, in late June 2001, to an unrelated financial company for a price corresponding to their present value marked up by their coupon value, or a total of $719 million. If this investment was consolidated, an asset representing the junior preferred shares and a liability representing the corresponding debt would be recorded in the Consolidated Financial Statements in the amount of $812 million. This transaction generated a net capital gain of E 402 million.

    Issuance of bonds exchangeable for Veolia Environnement shares

     In February 2001, Vivendi Universal placed E 1.8 billion principal amount of bonds exchangeable into Veolia Environnement stock on a one-for-one basis. The bonds correspond to 9.3% of the capital stock of Veolia Environnement. The 2%, five-year bonds were issued at a price of E 55.90, a 30% premium over the previous day's weighted-average price.

     Issuance of bonds exchangeable for Vinci shares

     In February 2001, Vivendi Universal placed E 457 million principal amount of bonds exchangeable for shares of Vinci, a company in which Vivendi Universal has an 8.67% stake. The 1%, five-year bonds were issued at a price of E 77.35, a 30% premium to Vinci's then-current stock price. Each bond is exchangeable for one Vinci share. On February 5, 2001, the lead manager for the bond offering exercised an over-allotment option to purchase E 70 million additional principal amount of the bonds, thus increasing the overall amount of the issuance to E 527 million.

     Sale of 9.3% Interest in Veolia Environnement

     In December 2001, Vivendi Universal sold 32.4 million shares or a 9.3% interest in Veolia Environnement for approximately E 38 per share or total proceeds of E 1.2 billion, generating pre-tax capital gains of E 116 million (net of E 10 million fees). The 9.3% interest sold had been held separately as it was allocated to exchangeable bonds issued in February 2001. At the same time, Veolia Environnement agreed to issue one free warrant for each share held to its shareholders, with every seven warrants giving holders the right to a new share of Veolia Environnement at E 55 per share until March 2006. These transactions did not modify Vivendi Universal's 63% consolidated interest in Veolia Environnement as the warrant issue replaces the shares sold that were allocated to the exchangeable bonds.

     Canal+ Group's Sale of its Stake in Eurosport

     In January 2001, Canal+ Group announced that it had sold its 49.5% interest in European sports channel Eurosport International and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to E 303 million for Canal+ Group and E 345 million for Vivendi Universal, as its subsidiary Havas Image also sold its interest in Eurosport France. Canal+ Group will remain a distribution channel for Eurosport. Canal+ Group had acquired its interest in Eurosport International and Eurosport France from ESPN in May 2000.

     Sale of Stake in Havas Advertising

     In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world's fifth largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The E 484 million transaction, conducted with the approval of Havas Advertising management, generated pre-tax capital gains of E 125 million. In December 2001, Vivendi Universal sold the rights to the "Havas" name to Havas Advertising for approximately E 4.6 million.

     Participation in Elektrim

     In September 2001, Elektrim Telekomunikacja, in which Vivendi Universal has a 49% interest, acquired all of Elektrim SA's landline telecommunications and Internet assets. Vivendi Universal loaned Elektrim Telekomunikacja E 485 million, at arm's-length conditions, to provide them with the necessary funds for the acquisition.

     UMTS License

     In July 2001, the French government officially granted SFR, an indirect subsidiary of Vivendi Universal, a license to provide 3G (third generation) UMTS mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that will allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and to corporate intranets. The license was initially granted for a period of 15 years and a license fee of E 4.95 billion, with payments spread over the 15-year period. However, as a result of a delay in the manufacture of equipment and infrastructure for UMTS technology and the economic weakness in the telecommunications industry, the original terms of the license were renegotiated with the French government. In October 2001, the French government announced the revised terms of the 3G UMTS license. The license was extended to a period of 20 years and the license fee was split into two parts -- a fixed upfront fee of E 619 million, which was paid in September 2001, and future payments equal to 1% of 3G revenues earned when the service commences. The new arrangement reduces cash expenditures related to the license during 2001 to 2003 by more than E 2 billion and is expected to contribute to an improvement in Vivendi Universal's cash flow and debt position.

     UPC Alliance

     In August 2001, Canal+ Group and United Pan-Europe Communications N.V.
(UPC) agreed to merge their respective Polish satellite TV platforms Cyfra+ and Wizja TV as well as the Canal+ Polska premium channel, to form a common Polish digital TV platform. The new company (TKP) is managed and controlled by Canal+ Group, which owns 75% of TKP. UPC will contributed its Polish satellite assets to TKP in exchange for a 25% interest and E 150 million in cash. As part of this transaction Canal+ Polska is available on UPC's Polish cable network, in which UPC will retain 100% control. The agreement was finalized in December 2001 after having received regulatory approval. TKP was consolidated in the accounts of Vivendi Universal at December 31, 2001. The new joint platform were launched in the first quarter of 2002 with a base of more than 700,000 subscribers.

  2000 SIGNIFICANT TRANSACTIONS

     Merger of Vivendi, Seagram and Canal+

     On December 8, 2000, Vivendi, Seagram and Canal+ completed a series of transactions in which the three companies combined to create Vivendi Universal. The terms of the merger transactions included: Vivendi Universal's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law, in which holders of Seagram common shares (other than those exercising dissenters' rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's wholly-owned Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held; Vivendi Universal's merger with Canal+, in which Canal+ shareholders received two Vivendi Universal ordinary shares for each Canal+ ordinary share they held and kept their existing shares in Canal+, which retained the French premium pay television channel business.

     In connection with the merger transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business. The sale closed on December 21, 2001 and Vivendi Universal received approximately $8.1 billion in cash, an amount that resulted in after-tax proceeds of approximately $7.7 billion. The spirits and wine business generated revenues of E 5 billion and operating income of E 0.8 billion in 2001. Prior to its sale, Vivendi Universal accounted for the spirits and wine business as an investment held for sale on the balance sheet, and net income of the spirits and wine business in 2001 effectively reduced goodwill associated with the Seagram acquisition. No gain was recognized upon the ultimate sale of the spirits and wine business.

     Disposition of Non-Core Construction and Real Estate Businesses

     In order to facilitate our withdrawal from our non-core construction and real estate businesses, we restructured Compagnie Generale d'Immobilier et de Services (CGIS), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity's senior management for E 42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe's leading construction company) from 49.3% to 16.9%, receiving in exchange E 572 million, which resulted in a capital gain of approximately
E 374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci's results effective July 1, 2000.

     Formation/IPO of Veolia Environnement

     Veolia Environnement was formed at the end of 1999. It brought together the majority of our water, waste management, energy services and transportation businesses, as well as our interest in Fomento de Construcciones y Contratas
(FCC). Veolia Environnement's formation was achieved by either the contribution of existing businesses and companies or the purchase of shares. Generale des Eaux, Dalkia and

Compagnie Generale d'Entreprises Automobiles were transferred at book value in accordance with tax provisions applicable to certain mergers. United States Filter Corporation (US Filter) and our interest in FCC were acquired by Veolia Environnement in December 1999. In July 2000, Veolia Environnement sold approximately 37% of its shares to the French public and to institutional investors in France and elsewhere in an initial public offering (IPO).

     Lagardere alliance

     In July 2000, pursuant to an alliance between Canal+ Group and Lagardere, a French media company, Lagardere acquired an approximate 34% stake in CanalSatellite and a 27.4% stake in MultiThematiques. Canal+ reduced its stake in Multithematiques to 27.4% (Vivendi reduced its indirect interest to 9%). Canal+ and Lagardere also set up three joint ventures. The first, 51% owned by Lagardere and 49% by Canal+, will own and operate existing theme channels and intends to create others. The second, 51% owned by Lagardere and 49% by CanalSatellite, will oversee interactive services for new channels jointly created by CanalSatellite and Lagardere. The third, a 50/50 joint venture between Lagardere and MultiThematiques, will create and distribute new theme-based channels based on Lagardere's international brands.

  PUBLIC TAKEOVER OFFERS

     To our knowledge, we have not been the target of any public takeover offer by third parties in respect of our shares during the last or current fiscal year. Moreover, we have not sought to acquire another company in a public takeover except as might be disclosed in this document in the last or current fiscal year.

BUSINESS OVERVIEW

GENERAL

     We are one of the largest media and telecommunications groups in the world. We focus on the following six distinct businesses which are leaders in telecommunications, music, TV & film, and games, with a variety of other non-core operations and investments:

     CEGETEL GROUP. Cegetel Group, through its 80% owned subsidiary, Societe Francaise du Radiotelephone, or SFR, is the second largest mobile telecommunications operator in France and through its 90% owned subsidiary, Cegetel S.A., is the second largest fixed-line operator in France. SFR has a 35.1% market share in a stable three-operator market in France, and is well positioned to benefit from the strong growth of the French wireless market. In early 2003, we increased our ownership interest to 70% of Cegetel Group.

     UNIVERSAL MUSIC GROUP (UMG). UMG is the largest recorded music business in the world. UMG acquires, manufactures, markets and distributes recorded music in 71 countries. Key recording artists include Eminem, Shania Twain, U2 and Ashanti. In addition to its recorded music business, UMG is the third largest music publisher in the world. UMG also manufactures, sells and distributes music video and DVD products, and owns mail-order music/video clubs. We own approximately 92% of UMG.

     VIVENDI UNIVERSAL ENTERTAINMENT (VUE). We own approximately 86% of VUE, a US-based entertainment company active in the film, television, and theme parks and resorts businesses. We are currently evaluating proposals from potential bidders for the possible sale of all or a portion of VUE. VUE operates through the following entities:

     - UNIVERSAL PICTURES GROUP (UPG). UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets. Recent motion picture releases include Gladiator, The Mummy franchise, A Beautiful Mind, 8 Mile, Erin Brockovich, Red Dragon and The Fast and The Furious. UPG's 2003 movie slate includes Bruce Almighty, The Hulk, 2 Fast 2 Furious, Peter Pan and Dr. Seuss' The Cat in the Hat.

     - UNIVERSAL TELEVISION GROUP (UTG). UTG owns and operates four US cable television networks including USA Network and the Sci Fi Channel as well as a portfolio of international television channels. UTG produces and distributes original television programming worldwide, including Law and Order, Jerry Springer, Taken and Monk.

     - UNIVERSAL PARKS & RESORTS (UPR). UPR is the second largest destination theme park operator in the world. UPR owns interests and operates theme parks and resorts in the US, Japan and Spain, including Universal Studios in Hollywood, California and Universal Studios in Orlando, Florida.

     CANAL+ GROUP. Canal+ Group is the leader in the production and distribution of digital and analog pay-TV in France (principally through its premium channel, Canal+, and its digital satellite platform, CanalSatellite). Canal+ Group has 6.95 million individual subscriptions in France. Canal+ Group is also a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs and owns interests in pay-TV activities in Spain, Poland and elsewhere. We own 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A., which holds the broadcast license for our premium channel Canal+ and 66% of CanalSatellite.

     MAROC TELECOM. Maroc Telecom is the incumbent fixed line and the leading mobile telecommunications operator in Morocco, with a 70% share of the wireless market. We have a 35% ownership stake in Maroc Telecom. However, through our control of the executive board and management, we exercise day-to-day control over the business and, in accordance with French GAAP, consolidate it in our financial statements.

     VIVENDI UNIVERSAL GAMES (VU GAMES). VU Games is a worldwide leader in the development, marketing and distribution of games and educational software for PC, handheld devices and consoles. We own 99% of VU Games, and we are currently evaluating proposals for the possible disposition of all or a portion of this business.

SEGMENT DATA

     The contribution of our business segments to our consolidated revenues for each of 2002, 2001 and 2000, in each case after the elimination of intersegment transactions, is as follows:

                                                  YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------
                                                ACTUAL                  PRO FORMA(3)
                                    ------------------------------   -------------------
                                    2002(1)      2001     2000(2)      2002       2001
                                    --------   --------   --------   --------   --------
                                                       (IN MILLIONS)
REVENUES
Cegetel Group.....................  E  7,067   E  6,384   E  5,129   E  7,067   E  6,384
Universal Music Group.............     6,276      6,560        495      6,276      6,560
Vivendi Universal Entertainment...     6,270      4,938        194      6,978      6,874
Canal+ Group......................     4,833      4,563      4,054      4,742      4,563
Maroc Telecom.....................     1,487      1,013         --      1,487      1,351
Vivendi Universal Games(4)........       794        657        572        794        657
                                    --------   --------   --------   --------   --------
                                      26,727     24,115     10,444     27,344     26,389
Other(5)(7).......................     1,385      1,289      2,667      1,385      1,344
                                    --------   --------   --------   --------   --------
Total Vivendi Universal (excluding
  businesses sold in 2002)........    28,112     25,404     13,111     28,729     27,733
Veolia Environnement..............    30,038     29,094     26,294         --         --
                                    --------   --------   --------   --------   --------
                                      58,150     54,498     39,405     28,729     27,733
VUP assets sold during
  2002(6)(7)......................        --      2,862      2,175         --         --
                                    --------   --------   --------   --------   --------
                                    E 58,150   E 57,360   E 41,580   E 28,729   E 27,733
                                    ========   ========   ========   ========   ========

---------------

(1) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the results of businesses sold during 2002 on one line in the consolidated statement of income as "equity in earnings of disposed businesses." Disposed businesses include all of Vivendi Universal Publishing's operations excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the divestiture of which was completed in February 2003) and Comareg (the divestiture of which was completed in May 2003).

(2) 2000 results restated for changes in accounting policies adopted in 2001, as discussed further in "Item 5--Operating and Financial Review and Prospects."

(3) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi, in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Veolia Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

(4) Formerly part of Vivendi Universal Publishing. Includes Kids Activities (e.g., Adi/Adibou in France and Jumpstart in the United States).

(5) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and Vivendi Universal Publishing assets not sold during 2002 (Consumer Press Division, Comareg and the Brazilian operations -- Atica & Scipione).

(6) Comprised of Vivendi Universal Publishing's European publishing assets (excluding those described above) and Houghton Mifflin sold in December 2002 and Vivendi Universal Publishing's Business to Business and Health divisions sold in June 2002.

(7) The presentation of "Other" and "Vivendi Universal Publishing assets sold in 2002" differs from the disclosure in our Business Segment Data in Note 12.2 to Consolidated Financial Statements. In such Note 12.2, Publishing excluding Games includes both assets sold and assets retained. In the table above, publishing assets sold are reflected as a separate line item.

GEOGRAPHIC DATA

     The contribution of selected geographic markets to our consolidated revenue for each of 2002, 2001 and 2000 is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2002       2001       2000
                                                        --------   --------   --------
                                                                (IN MILLIONS)
France................................................  E 26,391   E 24,285   E 20,933
United Kingdom........................................     3,765      4,170      2,992
Rest of Europe........................................    11,327     10,456      7,421
United States of America..............................    10,810     12,654      7,009
Rest of World.........................................     5,857      5,795      3,225
                                                        --------   --------   --------
                                                        E 58,150   E 57,360   E 41,580
                                                        ========   ========   ========

OUR SEGMENTS

  CEGETEL GROUP

     Cegetel Group, formed at the end of 1997, is the second largest telecommunications operator in France with approximately 16.8 million customers, and more than 8,700 employees as of December 31, 2002. Cegetel Group is the only private operator in France to cover all telecommunications activities: mobile telephony, through SFR, an 80% owned subsidiary of Cegetel Group, and fixed telephony and data and Internet transmission, through Cegetel S.A., a directly and indirectly 90% owned subsidiary of Cegetel Group. Its customer base includes residential, professional and corporate customers. Cegetel Group's presence in all these fields forms the core of its business and one of its major assets.

     In January 2003, Vivendi Universal acquired an additional 26% interest in Cegetel Group from the BT Group, raising its direct and indirect interest to its current 70%. Our strategic partner in Cegetel Group is Vodafone.

     The following table sets forth the breakdown of Cegetel Group's revenues by activity for each of the periods indicated.

                                    REVENUES

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2002         2001         2000
                                                        -------   -------------   -------
                                                                  (IN MILLIONS)
Mobile Telephony......................................  E 6,146      E 5,606      E 4,626
Fixed Telephony, Data and Internet....................      905          756          469
Holdings and Other....................................       16           22           34
                                                        -------      -------      -------
TOTAL.................................................  E 7,067      E 6,384      E 5,129
                                                        =======      =======      =======

  Mobile Telephony

     SFR is the second largest mobile telephony operator in France. In 2002, it increased its customer base from 12.6 million to 13.5 million, and its market share from 33.9% to 35.1%, at year end according to Autorite de Regulation des Telecommunications (ART), the French telecom regulatory authority. In terms of geographic coverage, SFR covers 98% of the population in France, and has signed international roaming agreements with operators in more than 150 countries or territories. The market share of SFR's two competitors, the France Telecom subsidiary, Orange France, and Bouygues Telecom were 49.8% and 15.1%, respectively, at the end of 2002, according to ART.

     SFR operates in a stable three operator market. The French market has relatively low penetration compared to other European Union countries with 64% penetration compared to a European Union average of 78% as of December 31, 2002 according to ART and the Mobile Communications survey of December 2002, respectively.

     SFR's mobile services are provided using the global system for mobile communications standard (GSM), the dominant digital standard in Europe. SFR's GSM license expires in 2006.

     The following table sets forth a breakdown of SFR's revenues from mobile telephony services and equipment sales for each of the periods indicated.

                                    REVENUES

                                                             YEAR ENDED DECEMBER 31,
                                                           ---------------------------
                                                            2002      2001      2000
                                                           -------   -------   -------
                                                                  (IN MILLIONS)
Mobile telephony services................................  E 5,675   E 5,086   E 4,121
Equipment sales..........................................      471       520       505
                                                           -------   -------   -------
TOTAL MOBILE.............................................  E 6,146   E 5,606   E 4,626
                                                           =======   =======   =======

     The following table sets forth mobile telephony operating information for the French market and for SFR for each of the periods indicated.

                             OPERATING INFORMATION

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
French(1) mobile telephony users (at year end, in
  millions)(2)..............................................  38.6   37.0   29.7
  Postpaid..................................................  21.5   18.9   16.4
  Prepaid...................................................  17.1   18.1   13.3
SFR/SRR customers (at year end, in millions)(1)(2)..........  13.5   12.6   10.2
  Postpaid..................................................   7.2    6.3    5.8
  Prepaid...................................................   6.4    6.2    4.3
SFR Churn (in %/month)......................................   2.2%   2.0%   1.8%

---------------

(1) French metropolitan and overseas departments.

(2) According to ART as of December 2002.

     In 2002, SFR saw an increase in its total customer base of 0.9 million or 8%. SFR saw an increase in its higher revenue generating postpaid customers in 2002 of 0.8 million or 13%, in line with the market as a whole. This was partially due to the successful development of the Universal Music Mobile offer launched in September 2001 in the teen market segment, which reached 500,000 customers at the end of December 2002 and to the implementation of a strong retention policy. Prepaid customers increased by 0.1 million or 2% compared to a decline of 5% for the French prepaid market as a whole.

     SFR takes pro-active measures to attract and retain postpaid contract customers, focusing on the high-end and long-term customer. In 2002, over 50% of SFR's new postpaid contract customers signed up for an initial period of 24 months. SFR seeks to re-engage high value postpaid contract customers beyond their initial period through new tariffs and options and at end 2002 approximately 75% of the SFR contract base was re-engaged after their initial period.

     SFR operates a dense, high-quality GSM mobile telecommunications network. This network is capable of providing service to 98% of the French population. SFR has roaming agreements with 150 countries. In addition, since December 2000, SFR has been providing General Packet Radio System (GPRS) on its network, which permits greater bandwidth data communications. GPRS is deployed throughout the company's network.

     SFR has been awarded a 3G license for a 20 year period (2001-2021) by the French government, for consideration consisting of a one time fixed payment of E 619 million, which was paid in September 2001, and annual fees equal to 1% of the future revenues generated from the UMTS network. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. In connection with the development of its UMTS network in the next few years SFR plans to significantly increase its capital expenditures. As a result of the UMTS roll out in France occurring after the roll out in some other major European countries, SFR believes it should benefit from the experience of telecommunication companies in those countries.

     The use of mobile phones for text messages and multimedia experienced significant growth in 2002, with nearly 2.3 billion Short Messaging Services, or SMS, sent by SFR customers. This was twice the number of SMS sent in 2001, and 15% above SFR's initial objective of 2 billion for 2002. SFR also recorded more than 400,000 multimedia messages sent from its network between the introduction of its multimedia services in October 2002 and the end of 2002. 260,000 SFR Packs integrating multimedia terminals were sold between October 2002 and the end of 2002. At year-end, multimedia phones represented 45% of new SFR customers and more than half of mobile renewals.

     Generally, tariffs in the French mobile telephony market have been stable, with the introduction of new low-end postpaid plans. In 2002, the French mobile telephony market also saw the introduction of per second rates for voice communications.

  Fixed Telephony, Data and Internet

     Cegetel is the leading private operator for fixed telecommunications in France with 3.3 million residential and professional customers and more than 16,000 business customers at the end of 2002. 70% of the businesses listed on the CAC 40 index are Cegetel customers.

     Since its formation five years ago, Cegetel's fixed telephony, data and Internet has seen sustained revenue growth. The following table sets forth revenues generated by fixed telephony, data and Internet for the periods indicated.

                                    REVENUES

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2002    2001    2000
                                                              -----   -----   -----
Revenues (millions).........................................  E 905   E 756   E 469
  Of which Residential and Professional (in %)..............     48%     45%     41%
  Of which Corporate (in %).................................     52%     55%     59%

     Since its formation five years ago, Cegetel's fixed telephony, data and Internet has also seen sustained growth in its operations. The table below sets forth fixed telephony operational information for the periods indicated.

                            OPERATIONAL INFORMATION

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
Traffic (minutes, in billions)..............................    8.2      5.2      3.8
Customers
  Residential and Professional (in thousands)...............  3,286    2,860    2,418
  Corporate Voice sites (in thousands)......................     60       55       35
  Corporate Data sites (in thousands).......................     15       12        9

     In 2002, Cegetel transported more than 8 billion minutes of phone telecommunications, an increase of nearly 60% over 2001. At the same time, Cegetel won more than 400,000 new residential and professional customers, and was the first French fixed telecom operator to earn ISO 9001 version 2000 certification for all its operations for corporate customers.

     In addition to traditional fixed telephony products, Cegetel offers small-and medium-sized businesses Internet protocol virtual private networks (IP
VPN) and high-speed data offerings (ADSL) specifically designed to meet their needs. Since October 2002, Cegetel has offered very high-speed network services (Ethernet) to large businesses. Cegetel Group also manages France's Reseau Sante Social, or RSS, France's Social Security Network, the intranet for health professionals under a public service license, which was the leading network for the medical world in 2002, with 48,200 subscribers and 300 health institutions connected, including half of the University Hospitals in France.

     The year 2002 was also marked by the continued deregulation of the local telecommunications market in France. The market was first deregulated in 2001 and Cegetel began to compete with the incumbent operator, France Telecom, in May 2001. In 2002, Cegetel began to offer flat rates, a first in the French private fixed market.

     In 2002, Cegetel completed the installation of a large national distribution network. Cegetel also expanded its telephone services for businesses in 2002 by offering to manage their customer relations through 800 numbers and call center services.

  Network

     The strategy of Cegetel Group is to invest in its own telecommunications networks in order to offer its customers a broad range of services and ensure complete quality control. Cegetel Group's mobile and fixed activities are based on a common transport platform, the network of Telecom Developpement (TD), a joint subsidiary of Cegetel Group and SNCF (the French national railway), which carried 33.8 billion minutes in 2002, representing approximately 14% of the French telecommunications traffic and nearly one-fourth of French Internet traffic. Cegetel Group has a 49.9% interest in TD. The mobile network of SFR was composed of 12,500 GSM sites at the end of 2002.

     SFR continues to make investments in its GSM network in order to maintain high quality of service and to increase capacity. In 2002, Cegetel Group had capital expenditures of E 300 million relating to its mobile network. As noted above, SFR expects to significantly increase its capital expenditures in connection with the build out of its UMTS network.

     With respect to its fixed telephony network, Cegetel Group relies on TD, which has the most extensive alternative network of telecom infrastructures in France, with 20,000 km of optical fibers and more than 500 points of presence.

     This network control strategy benefits from the new possibilities linked to the arrival of high-speed transmission and the unbundling of the local loop.

  Competition

     Cegetel Group faces a high degree of competition in both the mobile and fixed telephony markets. Currently, Cegetel Group's principal competitors in mobile telephony are Orange France and Bouygues Telecom. SFR also expects Orange France and Bouygues Telecom will be its principal competitors for 3G customers when commercial UMTS services are introduced in France. The French government offered a fourth UMTS license on December 29, 2001, but to date there has not been any candidate for this license. In fixed telephony, Cegetel Group's main competitors, in addition to the incumbent operator France Telecom, are LDCom/Siris, Tele2, and Completel. As with other telecommunications operators, Cegetel Group is also subject to indirect competition from providers of other telecommunications services in France.

     Competitive pressures have led to reductions in tariffs and increased customer retention costs as operators seek to manage the level of customer churn.

  Regulatory Environment

     The French telecommunications market was broadly deregulated with the adoption of the Telecommunications Regulatory Act of July 26, 1996 and its related regulations. Many of the provisions of the applicable regulations are designed to foster competition in the French telecommunications market. These regulations apply both to operators of fixed line networks and to operators of mobile networks.

     The operator of any public telecommunications network in France exerting significant influence over the fixed line market is required to permit interconnection with its network on the basis of the long run incremental cost of providing the relevant service. Access to the local loop (unbundling of the copper pair) was authorized by decree in September 2000, and established by European regulation at the end of 2000.

     All fixed line operators are required to allow their customers to select a long distance carrier on a call by call basis by entering a numeric prefix when dialing. Customers may also opt to "pre-select" their long distance carrier so that the subscriber can access his carrier's network without having to dial a prefix. In 2002, carrier pre-selection was extended to local numbers. Prior to this, all local calls were routed over France Telecom. Accordingly, France Telecom's access subscribers may now pre-select an alternative carrier for all of their fixed line calls.

     Mobile operators in France exerting significant influence over the wireless public telephony market are also required to offer interconnection. The ART deems both Orange France and SFR to have significant influence over the wireless retail market and the domestic interconnection market, and SFR is therefore subject to the rules governing this type of operator. As a result, SFR has been required to reduce its interconnection rates for terminating calls on its network.

     ART, the French telecom regulatory authority, monitors application of the law and is consulted on proposed laws, decrees and regulations for the sector. It assigns frequencies and numbers and has the authority to settle disputes concerning interconnection.

     Two types of licenses apply to the telecommunications market, licenses issued by the Minister for Telecommunications to operators that establish and operate networks open to the public (L 33-1 licenses) or issued by the ART (L 33-2 licenses) for independent networks, and licenses issued by the Minister to telephone service providers (L 34-1 licenses). The market for providing other telecommunications services is not regulated.

     Through SFR, TD and Cegetel, Cegetel Group holds national licenses that allow us to provide all telecommunications services: transmission and access, voice and data, fixed and mobile.

     The International Commission for Non-Ionizing Radiation Protection, an independent organization that advises the World Health Organization, has established a series of recommendations setting exposure limits from electromagnetic radiation from antennas. These regulations were driven by concern over a potential connection between electromagnetic radiation and certain negative health effects, including some forms of cancer. They were enacted into French law on May 3, 2002. SFR is also, along with the other French mobile telephony operators, in the process of entering into agreements with different cities of France including the city of Paris, that will set up local guidelines.

  Research and Development

     Through projects initiated several years ago, Cegetel Group focuses its research and development efforts in four complementary areas:

     - involvement in national research networks through cooperative research projects and an active presence in decision-making agencies and strategic authorities;

     - contribution to university research projects via the Cegetel -- SFR Foundation and significant contacts with the academic world;

     - active participation in standardization in the IP and 3G mobile segments; and

     - increasing introductions of prototypes of new services with about twenty services.

     Cegetel Group conducts pre-competitive research and development, with particular emphasis on integrating standard components. Through experiments on existing platforms, Cegetel Group also conducts research and development on the preparation of next generation technologies, such as the all IP network, and, in collaboration with Monaco Telecom, in which VTI holds a 55% stake, 3G wireless technology.

     Because of its structure and size, Cegetel Group has a network research strategy. The complementary nature of the academic world, manufacturers, public laboratories and operator partners contributes to an optimized effort and an efficient pooling of project results.

     This substantial research and development effort is reflected in a number of patents, primarily for services related to the mobile Internet, geopositioning, and voice services.

     Cegetel Group's research and development costs in 2002 totaled E 58.7 million.

  MUSIC

     Our music business is operated through UMG, the largest recorded music business in the world measured by revenues according to management estimates for 2002 and the International Federation of Phonographic Industry (IFPI) for 2001. We have a 92.3% interest in UMG. UMG acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 71 countries. UMG also manufactures, sells and distributes music video and DVD products, licenses music copyrights, and owns music/video clubs in certain territories. By way of licenses to third parties, UMG participates in and encourages online electronic music distribution.

     UMG is also active in the music publishing market, in which UMG acquires rights to musical compositions (as opposed to recordings) in order to license them for use in recordings and related uses, such as films, advertisements or live performances. Management believes that UMG is the number three global music publishing company with over one million owned or administered titles.

     The following table provides a breakdown of UMG's revenues and selected market share information on a geographic basis for the periods indicated:

                                    REVENUES

                                           YEAR ENDED                        YEAR ENDED
                                       DECEMBER 31, 2002,                DECEMBER 31, 2001,
                                 -------------------------------   -------------------------------
                                    REVENUE      MARKET SHARE(1)      REVENUE      MARKET SHARE(2)
                                 -------------   ---------------   -------------   ---------------
                                 (IN MILLIONS)         (%)         (IN MILLIONS)         (%)
North America..................     E 2,772           29.0            E 2,921           28.3
Europe.........................       2,588           27.3              2,655           26.5
Far East.......................         588           12.2                671           11.0
ANZ/Africa.....................         139           24.5                137           22.7
Latin America..................         190           18.3                176           15.0
                                    -------           ----            -------           ----
TOTAL..........................     E 6,276           24.4            E 6,560           23.5
                                    =======           ====            =======           ====

---------------

(1) Market share data is based on UMG estimates. Market share data from third party sources is not available in all regions. Third party market share data is not available for 2002.

(2) 2001 market share data is based on IFPI estimates.

  Recorded Music

     UMG's recorded music business is the largest in the world. UMG holds particularly strong positions in the important North American and European music markets, which together account for nearly three-quarters of global sales.

     UMG has a strong collection of major recording labels including: popular music labels Island/Def Jam, Interscope/Geffen/A&M, MCA Records, Mercury Records, Polydor and Universal Motown Records Group; classical labels Decca, Deutsche Grammophon and Philips; and jazz labels Verve and Impulse! Records. Interscope/Geffen/A&M, with artists such as Eminem, Sheryl Crow, No Doubt, Enrique Iglesias and Vanessa Carlton, was the number one label in the US in current album market share in 2002 according to SoundScan. Island/Def Jam, with artists such as Ashanti, Musiq and Cam'ron, was the number two US label.

     In an industry in which size confers significant scale benefits, UMG's recorded music business has been steadily increasing its market share. While 2002 was a challenging year for the music industry, with global market sales declining an estimated 9.5% due to the combined effect of economic downturn, piracy and illegal downloading of music from the Internet, UMG outperformed its major competitors, increasing its global market share, according to UMG management estimates, from 23.5% at year end 2001 to 24.5% at year end 2002.

     The key to UMG's success in growing its market share has been its ability to consistently spot, attract and retain a relatively high proportion of successful artists and market them effectively. We believe this is mainly due to:

     - The relative stability of the management team compared to UMG's major competitors, which has allowed UMG to have a consistent strategy to respond effectively to industry and social trends and challenges;

     - UMG's size and strength in distribution which builds on itself by attracting established artists;

     - UMG's huge catalog of prior hit releases that provide a stable and profitable revenue stream, accounting for nearly one-third of sales, without significant additional investment;

     - UMG's diverse array of decentralized labels that complement each other through their focus on different genres, sub-genres and market segments thereby mitigating the effect of changes in consumer tastes; and

     - Multi-album contracts which secure long-term relationships with some of the most important artists in the industry.

     UMG generally acquires the contractual right to the output of musical artists by paying them an advance against a percentage royalty on the wholesale or retail price of their recordings. With a few exceptions, rights are contracted on an exclusive and global basis. UMG manages approximately 2,000 active artists and has approximately 50,000 albums in its active product catalog.

     In line with the rest of the industry, UMG's revenues and profits are driven by hits, with a relatively small proportion of releases accounting for the majority of sales. Therefore, UMG's labels usually sign new artists for multi-album contracts, typically up to six albums (most of these albums at UMG's option) so that those artists that become successful are tied-in sufficiently to support the cost of producing the vast majority of recordings that are not as commercially successful. Established artists command higher advances and royalty rates and it is not unusual for a recording company to renegotiate contract terms with a successful artist. However, UMG is not dependent on any one artist. UMG's top 15 album releases accounted for 14% of unit volume in 2002.

     Best selling albums in 2002 included those by Eminem, Shania Twain and Nelly. Eminem recordings, including the 8 Mile original sound track, sold over 21 million copies worldwide in 2002. The strength and depth of UMG's catalog was highlighted once again with Greatest Hits albums for U2, Nirvana and Elton John selling over 11 million units in the aggregate. New artists also made a significant contribution to activity and releases from Ashanti and Vanessa Carlton shipped in excess of 6 million units in the aggregate. In 2003, UMG released the successful 50 Cent debut album and also has scheduled releases of new albums by Ashanti, Blink 182, Dr. Dre, Jay Z, Limp Bizkit, Nickelback, Sting and Texas.

     In addition to recently released recordings, we also market and sell recordings from our catalog of prior releases. Sales from this library account for a significant and stable part of our recorded music revenues each year. We own the largest catalog of recorded music in the world, with performers from the US and the UK and around the world, including: ABBA, Louis Armstrong, Chuck Berry, James Brown, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Bill Evans, Ella Fitzgerald, The Four Tops, Marvin Gaye, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, Antonio Carlos Jobim, Herbert von Karajan, Bob Marley, Nirvana, The Police, Smokey Robinson, Diana Ross & The Supremes, Rod Stewart, Muddy Waters, Hank Williams and The Who.

     The average price of a CD album in the US has fallen at a compound annual rate of 2.5% from $21.50 in 1983 to $14.02 by 2000 according to the Recording Industry Association of America (RIAA). Discounting to drive momentum on certain releases, increased competition from other forms of entertainment, such as home video DVDs, and discounting by retailers to build store traffic, have all contributed to lowered prices. In general, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended, and no profitable new format has emerged to drive growth.

     Technological advances and the conversion of music into digital formats have made it easy to create, transmit and "share" high quality, unauthorized copies of music through pressed disc and CD-R piracy, home CD burning and the downloading of music from the Internet. Unauthorized copies and piracy cost the recorded music industry an estimated $4.3 billion in lost revenues during 2001, the last year for which data is available, according to the International Federation of the Phonographic Industry. IFPI estimates that 1.9 billion pirated units were manufactured in 2001, equivalent to about 40% of all CDs and cassettes sold globally. According to IFPI estimates, about 28% of all CDs sold in 2001 were pirated, up from about 20% in 2000. We believe that these percentages are continuing to increase. The industry is, however, increasing its enforcement activities against piracy. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made. In order to address unauthorized copying and pirating threats, UMG continues to experiment with a variety of technologies designed to prevent CD copying and duplication. In 2002, UMG released a number of titles with copy protection primarily in Europe and, to a lesser extent, in North America.

     UMG markets its recordings and artists through advertising and otherwise gaining exposure for them through magazines, radio, TV, Internet, other media and point-of-sale material. Public appearances and performances are an important element in the marketing process. We arrange for television and radio appearances and may provide financing for concert tours by some artists. TV marketing of both specially compiled products and new albums is becoming increasingly important. Marketing is carried out on a country-by-country basis, although global priorities and strategies for certain artists are set centrally. Music sales are weighted towards the last quarter of the calendar year, when approximately one-third of annual revenues are generated.

     In all major countries in which our products are sold except Japan, we have our own distribution services for the warehousing and delivery of finished products to wholesalers and retailers. In certain countries we have entered into distribution joint ventures with other record companies. We also sell music and video products directly to the consumer, principally through two direct mail club organizations: Britannia Music in the UK and D.I.A.L. in France.

  E-Commerce and Electronic Delivery

     UMG continues to encourage and participate in new methods to distribute, market, sell, program and syndicate music and music-related programming by exploiting the potential of new technological platforms. We believe that emerging technologies will be strategically important to the future of the music business. Evolving technology will allow current customers to sample and purchase music in a variety of new ways and will expose potential customers to new music. Through a variety of independent initiatives and strategic alliances, we continue to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the Internet, cellular networks, cable and satellite.

     pressplay, a joint venture of UMG and Sony Music Entertainment, offers access to hundreds of thousands of tracks from all five majors and many independent record companies for a monthly fee. pressplay's subscribers also may retain tracks permanently for an additional fee. UMG also licenses its music to other subscription services including Musicnet, Listen.com's Rhapsody, Full Audio and Streamwaves. Consumers may customize Internet radio streams so that the music they prefer is played more often, or they may simply listen to programming provided for everyone. In all of these cases, UMG receives a fee or commission each time someone accesses music to which it owns the rights. On May 19, 2003, Roxio, Inc. acquired substantially all of the interests of pressplay. See "Item 5--Operating and Financial Review and Prospects--Subsequent Events."

     UMG also offers over 90,000 of its recorded music tracks for purchase as permanent downloads through third party sites. UMG's music is available through the Apple Music Store. UMG is also working with Liquid Audio to power download sales that are available on Liquid.com, Windowsmedia.com, Towerrecords.com, Musicrebellion.com, MP3.com and more than 25 other affiliate partner websites. The Liquid Audio tracks are available in the Windows Media and Liquid Audio formats, and like the tracks available at the Apple Music Store, can be downloaded, burned to a CD-R, or transferred to a secure portable device. UMG also continues to sell or license its music catalog through various other non-exclusive agreements, both for digital "a la carte" downloading services as well as interactive radio services. For example, UMG has issued catalog licenses to Listen.com and MusicNet for their on-demand subscription services and to Musicmatch and RCS for their interactive radio services.

  Music Publishing

     Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as opposed to recordings). We enter into agreements with composers and authors of musical compositions for the purpose of licensing the compositions for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, we license compositions for use in printed sheet music and song folios. We also license and acquire catalogs of musical compositions from third parties such as other music publishers and composers and authors who have retained or re-acquired rights. Accordingly, revenues in this sector are generated largely through licensing fees, with much smaller revenues from sales of printed sheet music and song folios.

     Our publishing catalog includes more than one million titles that we own or administer, including some of the world's most popular songs, such as "American Pie," "Strangers in the Night," "Good Vibrations," "I Wanna Hold Your Hand," "Candle in the Wind," "I Will Survive" and "Sitting on the Dock of the Bay," among many others. Among the significant artists and songwriters represented are ABBA, Prince, The Beach Boys, George Brassens, Bon Jovi, Gloria Estefan, Eddy Mitchell, Andre Rieu, Shania Twain, Andrew Lloyd Webber and U2. Legendary composers represented include Leonard Bernstein, Elton John and Bernie Taupin, and Henry Mancini. Significant acquisitions in 2002 included Koch Music Publishing and the Tupac Shakur catalog as well as compositions by Ashanti, Avril Lavigne, Gloria Estefan, Anastacia, Rob Davis, Royksopp, Liam Gallagher, Jorge Luis Piloto, Paul Kelly, Murlyn Songs, Jack Johnson and The Hives, among others.

  Competition

     The profitability of a company's recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. UMG competes for creative talent both for new artists and those artists who have already established themselves through another label with the following major record companies: EMI, Bertelsmann Music Group, Warner Music Group and Sony Music Entertainment. UMG also faces competition from independents that are frequently distributed by other major record companies. Although independent labels have a significant combined market share, no label on its own has influence over the market. Changes in market share are essentially a function of a company's artist rosters and release schedules.

     The music industry also competes for consumer discretionary spending with other entertainment products such as video games and motion pictures. Competition for shelf space has intensified in recent years due to the success of DVD video and further consolidation in the retail sector in the US and in Europe which is increasing the quantity of product being sold through multinational retailers and buying groups and other discount chains.

     Finally, the recorded music business continues to be adversely affected by pressed disc and CD-R piracy, home CD burning and the downloading of music from the Internet. On-demand music subscription services such as pressplay and on-demand "a la carte" services are being developed to offer the consumer a viable, legitimate, copy-protected online source of music. See "--Recorded Music."

  Regulatory Environment

     The recorded music, music publishing, manufacturing and distribution businesses that comprise UMG are subject to applicable national statutes, common law and regulations in each territory in which it operates. In the US, these agencies include, without limitation, the US Department of Justice, the Federal Trade Commission (FTC), the Environmental Protection Agency and the Occupational Safety and Health Administration, and in the various states they include the Attorney General and other labor, health and safety agencies. Additionally, in the US, certain UMG companies entered into a Consent Decree in 2000 with the Federal Trade Commission for seven years wherein they agreed not to make the receipt of any co-operative advertising funds for their pre-recorded music product contingent on the price or price level at which such product is advertised or promoted.

     In the European Union, UMG is subject to additional pan-territorial regulatory controls, in particular relating to merger control and antitrust regulation. UMG is also subject to an undertaking given to the European Commission arising out of Vivendi's purchase of Seagram, which, for a five-year period (ending in December 2005), requires that UMG shall not discriminate in favor of Vizzavi (formerly a joint venture between Vivendi Universal and Vodafone) in supplying music for downloading and streaming online in the European Economic area. An undertaking given in connection with Vivendi's purchase of Seagram to the Canadian Department of Heritage also requires UMG to continue its investments in Canada's domestic music industry.

     Continuing compliance with the consent decree and undertakings mentioned above do not have a material effect on the business of UMG.

  Research and Development

     UMG seeks to participate to the fullest extent in the digital distribution of recorded music and to protect its copyrights and the rights of its contracted artists from unauthorized digital or physical distribution. To this end, UMG has established a new business and technology arm, eLabs. This unit supervises UMG's digitization of content and the online distribution of that content, and generally reviews the licensing of that content to third parties. In addition, it generally reviews and considers the technologies being developed by others for application in UMG businesses, such as technological defenses against piracy in all forms, and is engaged in various projects intended to open new distribution channels or improve existing ones.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

     Our film, television and parks and resorts businesses are conducted primarily through VUE, a limited liability limited partnership 86% held by Vivendi Universal. VUE was formed in April 2002 and used for the May 2002 transaction among Vivendi Universal, Universal Studios, Inc., USA Networks, Inc. (now known as InterActiveCorp, which we refer to as USAi), USANi LLC, Liberty Media Corporation and Barry Diller. In this transaction, Universal Studios, Inc. contributed to VUE the Universal Studios Group, consisting of Universal's film, television and recreation businesses, and USA Networks Inc. contributed its ownership interest in the USA Entertainment Group, consisting of USA Cable (now known as Universal Television Networks), USA Films (now Focus Features) and Studios USA (now known as Universal TV LLC).

     The primary businesses in which VUE engages are:

     - Universal Pictures Group (UPG). UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets;

     - Universal Television Group (UTG). UTG is engaged in the production and distribution of television programming worldwide as well as the ownership and operation of four domestic cable television networks, including USA Network and the Sci Fi Channel, and a network of international television channels outside of the United States; and

     - Universal Parks & Resorts (UPR). UPR owns and operates theme parks, entertainment complexes and specialty retail stores worldwide.

     In addition to VUE's three primary businesses, VUE also has a Universal Studios Operations Group which is responsible for providing quality production/post production facilities and services to both internal and external productions. It is also responsible for managing VUE's lower lot facility in Los Angeles and ensuring that services to VUE's employees, tenants and productions are uninterrupted.

     Effective April 1, 2003, Barry Diller resigned as interim chief executive of Vivendi Universal Entertainment.

     The following table shows the pro forma revenue for each of the primary businesses in which VUE is engaged for each of the periods indicated:

                                    REVENUES

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
UPG.........................................................  E 3,927   E 3,803
UTG.........................................................    2,199     2,134
UPR and Other...............................................      852       937
                                                              -------   -------
Total.......................................................  E 6,978   E 6,874
                                                              =======   =======

     The revenue and operational information and data relating to VUE and its businesses set forth in this section is presented on a pro forma basis, adjusted to include the results of the entertainment assets of USAi, which was acquired in May 2002, as if it had been acquired on January 1, 2001, and the results of Universal Studios international television networks in 2002 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group).

UNIVERSAL PICTURES GROUP (UPG)

     VUE, through Universal Pictures and Focus Features, is a major producer and distributor of feature films worldwide. Universal Pictures and Focus Features produce feature films that are initially distributed to theatres and, thereafter, through other "windows" of distribution, including non-theatrical, home video and DVD, pay-per-view and video-on-demand, and pay, free and basic cable and satellite television.

     Key geographic markets for motion picture distribution, as described in the preceding paragraph, include the United States, Canada, Europe, Asia, Latin America and Australia.

     The following tables show information on VUE's motion picture revenue for each of the periods indicated, broken down by geographic market and "release window":

                               GEOGRAPHIC MARKET

                                                                  YEAR ENDED
                                                               DECEMBER 31, 2002
                                                               -----------------
                                                                 (IN MILLIONS)
North America...............................................        E 2,239
Europe......................................................          1,217
Rest of the World...........................................            471
                                                                    -------
Total.......................................................        E 3,927
                                                                    =======

                                 RELEASE WINDOW

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
Theatrical..................................................  E   746   E   913
Home Video..................................................    2,239     2,016
Television..................................................      943       875
                                                              -------   -------
Total.......................................................  E 3,927   E 3,803
                                                              =======   =======

     Major motion pictures released in recent years include Erin Brockovich, Gladiator, The Mummy Returns, Meet the Parents, The Fast and the Furious, Jurassic Park III, Dr. Seuss' How The Grinch Stole Christmas, A Beautiful Mind, The Scorpion King, Red Dragon, The Bourne Identity and 8 Mile. In addition, the Universal Pictures Group produces animated and live-action family programming for home video and television distribution and licenses merchandise in various parts of the world.

     VUE, through its wholly-owned subsidiaries, distributes its motion pictures in the United States and Canada to theaters. Throughout the rest of the world, VUE distributes its motion pictures through United International Pictures B.V., a joint venture owned equally by Universal Studios International B.V., a wholly owned subsidiary of VUE, and Viacom International (Netherlands) B.V. (Paramount). Through an agreement with DreamWorks SKG, VUE also distributes theatrically DreamWorks' motion pictures outside of the United States and Canada.

     The distribution of VUE's products on videocassettes and DVDs is handled by wholly-owned subsidiaries of VUE throughout the world. Through a servicing agreement with DreamWorks SKG, VUE also distributes DreamWorks' home video products throughout the world.

     After a motion picture's theatrical exhibition and its home video/DVD release, VUE seeks to generate revenues from various other distribution channels, including non-theatrical distribution (such as airlines, hotels, cruise ships and armed forces facilities) and various forms of television distribution. Television distribution includes worldwide exhibition on pay-per-view and video-on-demand services, subscription pay television services, network and basic cable and satellite television services, and independent television stations. VUE does not always have rights in all media of exhibition to all motion pictures that it theatrically releases and does not necessarily distribute a given motion picture in all of the foregoing media in all markets.

     VUE's licensing arrangements may be on an "output" basis, where the licensee is obligated to exhibit some or all of VUE's future motion pictures or programs over a given period of time, or on a package basis, where the licensee is obligated to exhibit one or more specified motion pictures or programs. In the US, VUE has output arrangements for pay-per-view and/or video-on-demand exhibition with parties such as DirecTV, EchoStar and iNDemand. As for pay television, VUE has output arrangements with Home Box Office, providing for the licensing of films released for theatrical exhibition through the year 2010, as well as a partially overlapping arrangement with Starz Encore Group, providing for the licensing of a portion of the films released for theatrical exhibition through the year 2004. VUE also licenses motion pictures and other programs to the broadcast television networks ABC, NBC, CBS, Fox, UPN and The WB, to independent broadcast television stations and to basic cable networks, such as AMC, Bravo, Comedy Central, MTV, Sci Fi Channel, TBS and USA; domestically, these licenses are generally made on a package basis. In international markets, VUE licenses motion pictures and other programs on both an output and package basis to leading third-party pay-per-view and video-on-demand services and to free, basic and pay television services, including programming services operated by various affiliated entities and several joint ventures with various other major studios and other partners.

  UNIVERSAL TELEVISION GROUP (UTG)

     UTG is engaged in two primary businesses:

     - UTG Cable. UTG's cable business owns and operates four domestic cable television networks and a network of international pay television channels outside of the United States; and

     - Television Production and Distribution. UTG's television production and distribution business is engaged in the production and distribution of television programming worldwide.

     The following table shows UTG's revenues for each of the primary businesses in which UTG is engaged broken down for each of the periods indicated:

                                    REVENUES

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               2002       2001
                                                              -------    -------
                                                                (IN MILLIONS)
Cable Television Networks...................................  E 1,252(1) E 1,338
Television Production and Distribution......................      947        795
                                                              -------    -------
Total.......................................................  E 2,199    E 2,134
                                                              =======    =======

---------------

(1) Includes international TV channels (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group).

     In 2002, 78% of UTG's revenues were generated in North America. VUE also distributes worldwide current television series and made-for-video and made-for-television motion pictures, as well as titles from its extensive motion picture and television library, which consists of varying rights to thousands of previously released feature films and many well-known television series and made-for-video and made-for-television motion pictures. In the US, such licenses are generally made on a package basis, while outside the US such licenses may be either on an output or package basis depending on the territory and licensee involved.

  Cable Television Networks

     In the US, VUE operates four domestic 24-hour, basic cable television networks, USA Network, Sci Fi Channel, TRIO and NewsWorld International (NWI).

     Cable television networks derive virtually all of their revenue from two sources:

     - Affiliate revenues. Per subscriber fees paid by the cable television operators and other distributors to cable television channel providers. These revenues generally provide more stable and predictable cash flow; and

     - Advertising revenues. The sale of advertising time to national advertisers during the programming carried on each of the networks.

     The relative stability of affiliate revenues helps reduce cable television networks' sensitivity to advertising cycles. UTG's cable television network combined revenue streams have grown at an average rate of 10% over the past 5 years. The total market size, between affiliate and revenue fees, is estimated to be $17.5 billion (Kagan/UTV Research).

     The following table shows a breakdown of UTG's cable television network revenues for each of the periods indicated:

                                    REVENUES

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                              2002(1)    2001
                                                              -------   -------
                                                                (IN MILLIONS)
Cable Television Networks
  Affiliate revenues (subscription fees)....................  E   721   E   695
  Advertising revenues......................................      531       643
                                                              -------   -------
Total.......................................................  E 1,252   E 1,338
                                                              =======   =======

---------------

(1) Includes international television networks (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group).

     USA Network is a general entertainment network featuring original series and movies, theatrical movies, off-network television series and major sporting events, designed to appeal to the available audiences during particular viewing hours. In general, USA Network's programming is targeted at viewers between the ages of 18 and 54. According to Nielsen Media Research, as of December 31, 2002, USA Network was available in approximately 87 million US households. According to Nielsen Media Research, for 2002, USA Network was first among all domestic basic cable television networks in primetime ratings among adults 18-49 (Mon-Sun 7pm-11pm).

     USA Network's program line-up features original series, including the two highest rated original dramatic series on basic cable television (Dead Zone and Monk) and approximately six movies/mini-series produced exclusively for it each year. USA Network's programming also includes off-network series, such as JAG, Nash Bridges, Walker, Texas Ranger, Law & Order: Special Victims Unit and Law &
Order: Criminal Intent, and major theatrically released feature films. USA Network is home to the AFI Life Achievement Awards, Eco-Challenge, exclusive midweek coverage of the US Open Tennis Championships, The Westminster Kennel Club Dog Show, and early round coverage of The Masters, The Ryder Cup and other major PGA Tour golf events.

     Sci Fi Channel was launched in 1992. Sci Fi Channel features science fiction, horror, fantasy, paranormal and reality programming. In general, Sci Fi Channel's programming is designed to appeal to viewers between the ages of 25 to
54. According to Nielsen Media Research, as of December 31, 2002, Sci Fi Channel was available in approximately 79.4 million US households. According to Nielsen Media Research, in 2002, Sci Fi Channel was sixth among all basic cable television networks in adults 25-54 and ninth in adults 18-49.

     Sci Fi Channel's program lineup includes many original dramatic and reality series, such as: Stargate: SG-1, Farscape, Tremors: The Series, Crossing Over With John Edward and Scare Tactics. Additionally, Sci Fi Channel airs popular vintage series ranging from The Twilight Zone to Quantum Leap to digitally-remastered episodes of the original Star Trek series. Sci Fi Channel continuously updates its programming library with popular current sci-fi fare such as X-Files, The Outer Limits, Babylon 5 and Beyond Belief: Fact or Fiction. Additionally, Sci Fi Channel features many popular theatrical movies, as well as movies and mini-series made specifically for the network. In 2002, Sci Fi Channel grabbed headlines with the record-breaking 20-hour original premiere mini-series, Stephen Spielberg Presents Taken. In 2003, Sci Fi Channel will telecast two more mini-series made directly for it -- Frank Herbert's Children of Dune and Battlestar Gallactica.

     TRIO and NWI were acquired by USA Cable from the Canadian Broadcasting Corporation and Power Broadcasting Inc. in May 2000. TRIO relaunched in June 2001 as "popular arts television" featuring the best in film, fashion, music, stage and popular culture. NWI is a 24-hour international news channel that presents newscasts every hour as well as long-form contemporary magazine shows. At December 31, 2002, TRIO and NWI were available in 15 million and 14 million households, respectively.

     USA Network and Sci Fi Channel typically enter into long-term agreements for their major off-network series programming. Their original series commitments usually start with less than a full year's commitment, generally a pilot episode, but contain options for further production over several years. These original productions will include specials, series, and made-for-television movies. USA Network, and to a lesser extent, Sci Fi Channel, acquire theatrical films in both their "network" windows and "pre-syndication" windows. Under these arrangements, the acquisition of such rights is often concluded many years before the actual exhibition of the films begins on the network. Each network's original films start production less than a year prior to their initial exhibition.

  International Television Networks

     Universal Studios Networks Worldwide Limited and various other indirect subsidiaries of Universal Studios, Inc. operate a network of international television channels. As of December 31, 2002, Universal Studios Networks Worldwide manages branded television channels in 25 countries outside of the United

States. 13th Street -- The Action & Suspense Channel reaches television subscribers via satellite and cable systems in France, Germany and Spain. Studio Universal, a basic-tier television movie channel, is currently available to cable and satellite subscribers in Germany, and to satellite subscribers in Italy. The Sci Fi Channel, a basic-tier television channel with a science-fiction theme, is currently available to cable and satellite subscribers in the UK. Finally, the USA Network channel, a basic-tier general entertainment channel, is offered to cable and satellite subscribers in Brazil, through a local joint venture partially owned by a Universal Studios subsidiary, and in 19 other countries in Latin America. In 2002, the results of Universal Studios international television networks were reported by Canal+ Group.

  Television Production and Distribution

     VUE is one of the major suppliers of television programs made for worldwide exhibition. Through its various subsidiaries, VUE either directly produces, or finances and acquires ownership of, and distributes a broad variety of television series, made-for-television movies, mini-series, children's shows and game and reality-based programs.

     The production business tends to be less predictable than the cable television business as it requires significant upfront investment with no guarantee of the success of a television series. Typically, a show is created on a pilot format, which, if successful, will be licensed by a broadcast network for a number of seasons. License fees paid by the network typically do not cover costs, meaning that a television show typically only becomes profitable after entering syndication (usually after four seasons). However, approximately 90% of shows are cancelled before the fourth season. This means that the key drivers for the television production and distribution business are the recruitment and retention of creative talent and a good "hit ratio" of successful television shows that are launched.

     VUE is a supplier of primetime dramatic and comedy programming for initial exhibition on the US broadcast networks, including (during the 2002/03 television season) the long-running series Law & Order and its spinoffs, Law &
Order: Special Victims Unit and Law & Order: Criminal Intent, the newly launched Dragnet and several series co-produced with individual US networks, including The District and The Agency on CBS, and American Dreams on NBC. VUE is likewise a leading supplier of programs for initial exhibition in US domestic syndication (i.e., sales to individual television stations or station groups). During the 2002/03 season, these programs included talk shows -- Maury (hosted by Maury Povich) and The Jerry Springer Show -- and such game and reality shows as Blind Date, Fifth Wheel and Crossing Over With John Edward. VUE also finances, acquires and distributes programs produced for initial exhibition on VUE's US cable television networks, including the dramatic series Tremors on Sci Fi Channel and Monk on USA Network, as well as the epic mini-series Helen of Troy for USA Network. VUE also has a majority interest in the new production label Reveille LLC, which recently launched the new series Nashville Star on USA Network, as well as two new series -- The Restaurant and The Fast & the Furious -- on NBC.

  UNIVERSAL PARKS & RESORTS (UPR)

     Universal Parks & Resorts is a leader in the development and operation of theme parks. UPR owns 100% of Universal Studios Hollywood, the world's largest combined movie studio and movie theme park, and Universal CityWalk Hollywood, a complex that offers shopping, dining, cinemas and entertainment, each located in Universal City, California. Additionally, through joint ventures with Blackstone, UPR owns 50% of Universal Studios Florida -- a combined movie studio and movie theme park, Universal's Islands of Adventure -- an adjacent theme park in Orlando, Florida, and Universal CityWalk Orlando -- a complex that offers shopping, dining, cinemas and entertainment. Further stakes include a 25% interest in UCF Hotel Venture -- a joint venture owning three hotels adjacent to the Orlando theme parks, a 37% interest in Universal Mediterranea near Barcelona, Spain, comprised of a theme park, water park and two hotels, and a 24% interest in Universal Studios Japan in Osaka. The Universal Orlando joint venture has recently completed a $500 million bond offering. In connection with this offering, Blackstone and VUE agreed that Blackstone will lend to VUE (or a subsidiary of VUE) its share of certain distributions from the joint ventures, up to approximately $22.5 million.

     The US market is now mature and further growth is more likely to come from business expansion in Asia and Europe.

     UPR's business is seasonal and bad weather can adversely impact attendance at theme parks and resorts. Attendance at theme parks follows a seasonal pattern which coincides closely with holiday and school schedules. Prolonged bad or mixed weather conditions during seasonal peak attendance periods may reduce attendance causing a greater decline in revenues than if those conditions occurred during a low attendance period.

     Theme park construction and operation is capital-intensive. Maintenance capital expenditures can absorb 5% to 10% of revenues, while the cost of developing a new destination park can range from $1 to $2 billion. UPR attempts to share the costs of developing the parks by taking only a partial equity interest while signing agreements to manage the completed parks. For managing the parks, UPR receives an annual management fee.

     On February 10, 2003, UPR (through its wholly owned Mauritius entity Universal Studios Holding, Ltd.) entered into a joint venture with two partners in the People's Republic of China for the construction of a theme park in Shanghai. UPR will have a 25% interest in the joint venture. The agreement provides that UPR will manage day-to-day operations of the park and will have key veto rights. The total project cost is estimated to be $875 million. The agreement remains subject to governmental approval in China and other significant conditions subsequent.

     VUE has agreed to provide a project completion guarantee in respect of the Shanghai theme park joint venture on a pro rata basis based upon its subsidiary's 25% ownership interest in the joint venture. This project completion guarantee is expected to include the guarantee of UPR's pro rata share of all amounts owing under an approximately $563 million bank loan to the joint venture. The obligations under this guarantee will be payable if the Shanghai theme park is abandoned or is not completed on or prior to the Project Completion Date. The "Project Completion Date" is expected to be a date no earlier than 42 months and no later than 51 months after the physical site, including certain improvements, is delivered to the joint venture so that it can commence construction. That delivery could occur as early as June 2003. The guarantee will be released upon completion of project construction.

  COMPETITION

  Competition in the Motion Picture Industry

     There are eight major competitors in the motion picture industry in the US and several independents that compete aggressively against each other in all aspects of the production, acquisition and distribution of motion pictures. These companies include Universal Pictures, The Walt Disney Company, Warner Bros., DreamWorks SKG, Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios, Inc., Twentieth-Century Fox Film Corporation and Sony (through Columbia/Tri-Star and Sony Pictures). These US "majors" compete against each other and against independent motion picture companies for product, talent and revenue received at the box office from the distribution of motion pictures through all of the distribution channels discussed above. Market share in the US and international markets varies widely from picture to picture, by "window" and geographic market, and year to year given the volatility in the commercial acceptance of motion pictures by consumers. In 2002, according to the Motion Picture Association of America, Universal Pictures ranked fifth in the US theatrical market with a 9.3% market share.

     Competition is also intense in distributing VUE's theatrical motion pictures in the various television markets. There are numerous suppliers of television programming worldwide, including the television networks, the other major studios and independent producers, all of which compete actively for the limited number of broadcast hours available on free, basic cable and pay television. In addition, unlike VUE, many of the other major studios are affiliated with major broadcast television networks, which can provide a ready means of distributing their products, as well as an additional source of earnings that can offset the fluctuations in the financial performance of their motion picture and television operations.

  Competition in Television Production and Distribution

     VUE produces television programs in a highly competitive environment, as such programs must compete with television product supplied by other producers, as well as all other forms of entertainment and leisure time activities. Within the television industry, VUE must first compete for the creative talent -- writers, actors, producers -- and the underlying literary properties needed to produce television shows. VUE's produced programs, including television series and made-for-television and made-for-video motion pictures, must then strive for success in a worldwide television marketplace that has become ever more competitive as digital cable and satellite delivery increasingly expand the number of channels (and competing programs) available to consumers. Competition in the critical US production market has also been increased by the growing consolidation and vertical integration of several large television and media giants. In particular, the 1995 repeal of the financial interest and syndication rules in the US has permitted these conglomerates to combine ownership of television production businesses with broadcast networks. As a result, the current US broadcast networks -- ABC, CBS, NBC, Fox, The WB and UPN -- are able to fill their schedules with a large percentage of self-owned programs, thus reducing the number of time slots available to VUE and other "outside" producers. Nonetheless, up through the current 2002/03 season, VUE continues to be one of the primary "independent" suppliers of broadcast network programming. VUE has also achieved success in producing original programming for VUE's own cable networks and remains a leading producer of "first-run" syndicated product. Internationally, competition can be exacerbated due to regulatory and local market factors, including the imposition of quotas, limiting the amount of foreign programming those television services are permitted to exhibit, and increases in the availability of locally produced programs.

  Competition in the Cable Television Industry

     VUE's basic cable television networks compete for access to customers and for audience share and revenue with other cable program services, broadcasters, and other forms of entertainment. Cable operators and other distributors only contract to carry a limited number of the available networks. Therefore, they may decide not to offer a particular network to their subscribers, or they may package a network with other networks in a manner that only a portion of their subscribers will receive the service (for example, by charging an additional fee). In addition, there has been increased consolidation among cable operators, so that VUE's networks have become increasingly subject to the carriage decisions made by a small number of operators. This consolidation may reduce the per-subscriber fees received from cable operators in the future. This consolidation also means that the loss by any network of any one or more of its major distributors could have a material adverse impact on the network. The competition for advertising revenues also has become more intense as the number of television networks has increased. While many factors affect advertising rates, ultimately they are dependent on the numbers and types of viewers that a program attracts. As more networks compete for viewers, it becomes increasingly difficult to increase or even maintain a network's number of viewers. Moreover, to do so may require a network to spend significantly greater amounts of money on programming. Therefore, greater pressure may be placed on a network's ability to maintain advertising revenue levels and to try and generate increases. The competition for third-party programming also is likely to increase. Many networks, including VUE's networks, are affiliated with companies that produce programming. This programming is becoming increasingly difficult to acquire by third parties or unaffiliated networks. As a result, there is likely to be strong competition to acquire remaining programming.

  Competition in the Theme Park Industry

     Theme parks can be separated into two main categories: destination parks (the largest parks, historically located within the US territory, attracting both US and overseas visitors) and regional parks (smaller parks, attended by visitors living in the same area). UPR operates in the first category together with market leader Disney, though recent declines in travel have decreased the proportion of non-local visitors. Companies such as Six Flags and Cedar Fair operate in the regional park segment. Barriers to entry, especially in the destination park segment, are high as development of new parks is constrained by availability of land and capital.

     VUE, through Universal Parks & Resorts, competes aggressively against other major theme park operators including The Walt Disney Company, Anheuser Busch Companies, Paramount Parks, Six Flags and Cedar Fair.

  LEGAL AND REGULATORY ENVIRONMENT

  Legal and Regulatory Environment in Motion Picture Production and Distribution

     In the US, the motion picture production and distribution businesses are largely unregulated due to protections given to expressive works under the United States Constitution. There are, however, many federal, state and local statutes and regulations that are integral to the business and under which the businesses operate including, without limitation, the copyright, trademark, antitrust, anti-discrimination and environmental, health and safety laws and regulations. In addition, many federal and state agencies exercise some degree of oversight and, at times, may initiate investigations and enforcement proceedings with regard to industry practices. These agencies include, without limitation, the United States Department of Justice, the Federal Trade Commission, the Department of Labor, the Equal Employment Opportunity Commission, the Environmental Protection Agency and the Occupational Safety and Health Administration and, in the State of California, the Attorney General, the Department of Toxic Substances Control and the California Department of Industrial Relations. VUE, through a variety of internal policies and compliance procedures, regulates itself in many of these areas. In a few limited areas, a consent decree and undertakings further regulate the operations of VUE. In the US, the motion picture distribution and exhibition industries are regulated by the consent decree in US v. Paramount Pictures, Inc.; this consent decree, affirmed in 1950, prohibits certain conduct by film distributors, including price fixing and product tying, and requires film distributors to license products on a film-by-film and theater-by-theater basis. In the European Union, VUE is regulated by an undertaking in the pay-TV area which, for a five-year period in each affected country, starting from the end of Universal's existing first window output deal in that country, will regulate certain business with Canal+; and is regulated in the film distribution area through an undertaking given by United International Pictures, the joint venture through which VUE distributes its feature films theatrically outside of the US and Canada. An undertaking with the Canadian Department of Heritage also regulates certain operations of Universal Studios Canada. Continuing compliance with the laws, regulations, consent decree and undertakings mentioned in this paragraph do not have a material effect on the business of VUE.

  Legal and Regulatory Environment in Television Production and Distribution

     Many countries enforce quotas that restrict the amount of US-produced television programming that may be aired on television in such countries. There can be no assurances that additional television quotas will not be enacted or that countries that already impose quotas will not more strictly enforce them. Additional or more restrictive quotas or stricter enforcement of existing quotas could adversely affect VUE's business by limiting its ability to exploit its motion pictures and television products internationally.

     Distribution rights to motion pictures and other programs are granted legal protection under US copyright law and the copyright laws of many foreign countries, which generally provide civil and criminal penalties for the unauthorized duplication and exhibition thereof. VUE's ability to distribute and exploit its motion pictures and other television programming is affected by the strength and effectiveness of these laws. VUE attempts to take appropriate and reasonable measures to secure, protect and maintain copyright protection for all of its motion pictures and other television programming under the laws of applicable jurisdictions. However, despite these measures, motion picture piracy continues to be extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern Bloc countries. In the past, various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to be more aggressive in preventing motion picture piracy. In addition, the US government has publicly considered trade sanctions against specific countries that do not take steps to prevent copyright infringement of US-produced motion pictures. There can be no assurance that voluntary industry embargoes or US government trade sanctions will be enacted or be effective. If enacted, such actions could impact the amount of revenue that VUE realizes from the international exploitation of its motion pictures depending upon the countries subject to such action and the duration of such action, and if not enacted or not effective or if other measures are not taken, VUE may continue to lose an indeterminate amount of revenue as a result of piracy.

     US television stations and networks, as well as foreign governments, impose content restrictions on motion pictures that may restrict in whole or in part exhibition on television or in a particular territory. There can be no assurance that such restrictions will not limit or alter VUE's ability to exhibit certain motion pictures in such media or markets.

     VUE is subject to certain regulations by the European Union and other international regulatory authorities. The European Commission recently initiated investigations into certain aspects of licensing relationships between studios and channel operators, and there are no assurances that limitations or restrictions enacted as a result of those investigations or otherwise will not adversely affect VUE's business and financial results.

  Legal and Regulatory Environment Affecting Television Channels and Programming

     The communications industry, including the operation of television broadcast stations, cable television systems, satellite distribution systems and other multichannel distribution systems and, in some respects, vertically integrated cable programmers, is subject to a substantial federal regulation, particularly under the Communications Act of 1934, as amended, and the related rules and regulations of the Federal Communications Commission (FCC).

     Cable Programming. The Cable Television Consumer Protection and Competition Act of 1992 prohibits a cable operator from engaging in unfair methods of competition that prevent or significantly hinder competing multichannel video programming distributors from providing satellite-delivered programming to their subscribers. The FCC has adopted regulations to (1) prevent a cable operator that has an attributable interest, including voting or non-voting stock ownership of at least 5%, in a programming vendor from exercising improper influence over the programming vendor in the latter's dealings with competitors to cable; and (2) prevent a programmer in which a cable operator has an attributable interest from discriminating among cable operators and other multichannel video programming distributors, including other cable operators.

     Cable television systems in the US are also subject to regulation pursuant to franchises granted by a municipality or other state or local governmental entity.

     Digital Television. The FCC has taken a number of steps to implement digital television service (including high-definition television) in the US, including the adoption of a final table of digital channel allotments and rules for the implementation of digital television. The table of digital allotments provides each existing television station licensee or permittee with a second broadcast channel to be used during the transition to digital television, conditioned upon surrender of one of the channels at the end of the digital television transition period. The FCC set a target date of May 2002 for completion of construction of digital television facilities and 2006 for expiration of the digital transition period, subject to biennial reviews to evaluate the progress of digital television, including the rate of consumer acceptance. Although the FCC has granted waivers of the May 2002 target date to a number of stations and a number of requests for waivers are pending, the number of stations providing both digital and analog programming has steadily increased and is expected to do so at an accelerated rate during the next several years. Under the FCC's rules, deployment of digital television is taking place in the major television markets more rapidly than in smaller markets; and, in those markets where digital television channels are now operational, cable programmers face competition from both over-the-air analog and over-the-air digital television service.

     Must-Carry/Retransmission Consent. Full-power television broadcasters are required to make triennial elections to exercise "must-carry" or "retransmission consent" rights with respect to their carriage by cable systems in each broadcaster's local market. By electing must-carry rights, a television broadcaster demands carriage on a specified channel on cable systems within its television market, defined by Nielsen as a Designated Market Area. Alternatively, if a television broadcaster chooses to exercise retransmission consent rights, it can prohibit cable systems from carrying its signal or grant the appropriate cable system the authority to retransmit the broadcast signal for a fee or other consideration. The FCC currently is conducting a rulemaking proceeding to determine whether, in certain circumstances, it should require carriage of a television station's digital and analog signals. Some stations have exercised retransmission consent rights with respect to digital programming with the result that cable operators are carrying some combination of the digital and analog programming on their systems.

     Regulations Applicable to Cable Systems Affecting Programming. Cable television operators also are subject to regulations concerning the commercial limits in children's programming, and closed captioning. The FCC's closed captioning rules, which became effective January 1, 1998, provide for the phased implementation, beginning in the year 2000, of a universal on-screen captioning requirement with respect to the vast majority of video programming. Cable television operators are also subject to regulations concerning commercial limits on children's programming, political advertising and indecency standards. Although all of these content regulations formally apply to the cable operator, cable programmers are required to distribute programming that meets these restrictions.

  Legal and Regulatory Environment in the Theme Park Business

     VUE, through Universal Parks & Resorts, operates theme parks around the world in accordance with the highest health, safety and environmental standards. In the State of California, legislation and implementing regulations require the reporting to the state of certain incidents that occur on permanent amusement rides, which result in the death or serious injury to a guest. VUE and the other major theme park operators in Florida voluntarily report similar incidents that occur in their Florida theme parks to the state. These requirements and practices do not have a material effect on the business of VUE.

  CANAL+ GROUP

     Canal+ Group has two principal lines of business:

          Pay-TV France: the leader in the production and distribution of pay-TV in France, through Canal+ premium channel, CanalSatellite digital platform, NC Numericable cable platform and multiThematiques theme channels; and

          StudioCanal: a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs.

     In addition to its two primary lines of business, Canal+ Group also has other European pay-TV and sports interests.

     We own 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A. and 66% of CanalSatellite.

     The following table shows Canal+ Group's revenues for the periods indicated, broken down by business line.

                                    REVENUES

                                                             YEAR ENDED DECEMBER 31,
                                                           ---------------------------
                                                            2002      2001      2000
                                                           -------   -------   -------
                                                                  (IN MILLIONS)
Pay-TV -- France.........................................  E 2,652   E 2,530   E 2,427
StudioCanal..............................................      455       429       328
Other(1).................................................    1,635     1,604     1,299
                                                           -------   -------   -------
CANAL+ GROUP.............................................  E 4,742   E 4,563   E 4,054
                                                           =======   =======   =======

---------------

(1) Other is primarily comprised of international pay-TV, including Telepiu, Canal+ Benelux, Canal+ Nordic, Cyfra+, Canal+ Technologies and Expand.

     The revenue and operational information relating to Canal+ Group and its businesses is presented on a pro forma basis to exclude the results of Universal Studio's international television networks in 2002. In the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group.

     Subscription revenues, which are the largest portion of Canal+ Group's revenues, depend primarily on four factors: subscription growth, churn rates and programming packages chosen by subscribers which may increase monthly subscription rates.

     Pay-TV is a subscription business. As a result, Canal+ Group has steady monthly income and predictable revenues. Over 50% of new subscriptions for Canal+ Group's pay-TV operations are gained during the last four months of the year.

     Canal+ Group has suffered losses in recent years in large part due to its international growth strategy. In late 2002, Canal+ Group announced that it would restructure its business around its French pay-TV and film production businesses, and certain of its other assets have been or are in the process of being sold. On February 5, 2003, Canal+ Group disposed of its 89% interest in Canal+ Technologies, a supplier of software for digital television. Canal+ Group has also agreed to sell Telepiu, the Italian pay-TV business, to News Corporation. The Telepiu divestiture received the approval of the European Commission on April 2, 2003 and was completed on April 30, 2003.

  Pay-TV -- France

     Canal+ Group's pay-TV operations in France are engaged in the production of pay-TV channels (Canal+, Multithematiques and others) and the operation of satellite and cable platforms (CanalSatellite and NC Numericable).

     The cost of purchasing rights for premium channel programming, including investments required in French and European programming described below, is the largest operating cost for Canal+ Group, representing over 70% of operating costs in 2002. Other operating expenses include subscriber acquisition costs (sales commissions and marketing expenses), subscriber management costs (cost of set-top boxes which are rented to the subscribers, call centers, etc.), and transmission costs.

     The French Audiovisual Council has granted licenses to Canal+ Group for five channels (the maximum number allowed to be under common ownership) for future digital terrestrial broadcasting in France. Those channels are Canal+, Sport+, I-Television, Planete and CineCinema.

  Canal+

     Canal+ was the first premium pay-TV channel in Europe and remains the leading pay-TV channel in France. Canal+, which broadcasts recent films and sports events on an exclusive basis, is available through customized local versions in eleven European countries. In France, Canal+ is available both as an analog channel and on cable and satellite. French digital satellite and cable subscribers have access to a multiplex of four Canal+ channels.

     Under French law, Canal+ Group cannot own more than its existing 49% interest in the broadcasting activities of Canal+. Canal+ Group holds this interest through a 49% interest in Canal+ S.A., a publicly traded company listed on the Paris Second Marche, which owns the Canal+ channel.

     Canal+'s 2002 revenues were generated mainly by subscriptions (94%) and advertising (5%).

     The following table shows information about Canal+'s subscriptions, for the periods indicated:

                                 SUBSCRIPTIONS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
                                                              (IN THOUSANDS, EXCEPT %)
Subscription base French pay-TV market(1)
  Digital...................................................  5,631    5,075    4,473
  Analog....................................................  4,554    4,625    4,723
Subscription base Canal+ (premium)
  Digital...................................................  1,613    1,505    1,396
  Analog....................................................  2,864    3,046    3,224
Churn (annual)..............................................   10.6%    10.8%     9.9%

---------------

(1) Includes cable, satellite and direct-to-air.

     Subscription information is based on Canal+ Group's compilation of subscription figures provided by the relevant companies and the cable association Aform.

     Canal+ attracts subscribers principally through its films and sports offerings. Canal+ broadcasts more than 400 films annually, about 80% of which are French TV premieres. Canal+ sports offerings include French premier league soccer, Champions League and other major European soccer leagues, horse racing, rugby union, golf, boxing and various US sports. Canal+ also offers original premium programs.

     Among Canal+'s sports offerings, French soccer premier league is an important driver of our subscriber base and Canal+ pays significant licensing fees for the right to broadcast games. The French premier league current contract expires in June 2004. Canal+ and the French soccer premier league negotiated an agreement whereby Canal+ would have had exclusive broadcasting rights for the premier league 2004-2007 seasons. However, upon petition by Canal+'s competitor Television par Satellite (TPS), the French competition council stayed effectiveness of this agreement. As a result of a court recommended mediation with TPS, all parties concerned agreed in April 2003 to extend the existing contract for the duration of one year (i.e., through the end of the 2004-2005 season). See "Item 8--Financial Information--Litigation."

     Obligations contained in Canal+'s broadcasting license impose significant requirements on Canal+'s investments, broadcasting and use of revenues. See "--Regulatory Environment."

  Theme Channels

     Canal+ Group has approximately 40 theme channels across Europe including approximately 20 theme channels in France. As part of its strategic restructuring, Canal+ will be focusing this activity on the French market.

  CanalSatellite

     Canal+ Group owns 66% of CanalSatellite, the leading French Satellite TV platform. The remaining shares are held by Group Lagardere. Launched in 1992 as a small platform distributed through analog technology, CanalSatellite upgraded to digital technology in 1996 and is now the leading satellite platform in France. At the end of 2002, CanalSatellite had a share of approximately 63% of the French satellite market with over two million subscribers. CanalSatellite offers over 230 channels, some of which are exclusive.

     CanalSatellite's revenues are driven by subscriptions. The following table shows information about CanalSatellite's subscriptions for the periods indicated:

                                 SUBSCRIPTIONS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
CanalSatellite subscriptions (thousands)....................  2,046    1,822    1,598
Churn (annual)..............................................    8.4%     9.9%    10.3%

     With the assistance of Canal+ Technologies the digital platforms of Canal+ Group in Spain, Poland and France, including CanalSatellite, launched the digital TV industry's largest-ever operation to change the smart cards in set top boxes. More than 7 million cards with a new chip and a new version of the access control software were exchanged in 2002 to combat piracy.

     Canal+ Group sold Canal+ Technologies in early 2003 to Thomson. Canal+ Technologies will continue to provide the services it previously provided to Canal+ Group pursuant to a long term contract. CanalSatellite started marketing in early 2003 a new generation of digital set top boxes equipped with a hard drive that uses a new version of MediaHighway, the digital interactive system developed by Canal+ Technologies and based on the new international standards for interactive television (DVB-MHP). These set-top boxes, known as Pilotime, offer a broad range of original and innovative services.

  NC Numericable

     Canal+ Group operates the French cable platform, NC Numericable. At the end of 2002, NC Numericable had a share of approximately 16% of the French cable market, with 406,933 subscriptions. NC Numericable leases its network from France Telecom.

  StudioCanal

     StudioCanal is a major player in the production, co-production, acquisition and distribution of European and American films for theaters. StudioCanal has one of the largest film libraries in the world, including over 5,000 well-known films of different genres, including Terminator 2, Basic Instinct, The Graduate, The Producers, The Third Man, Breathless, Chicken Run, Billy Elliot, Grand Illusion, Bridget Jones's Diary, Brotherhood of the Wolf. Some of StudioCanal's distribution rights are worldwide, others are limited to Europe and France. StudioCanal's TV program library represents more than 40,000 hours of viewing.

     Along with Canal+, StudioCanal is involved in the financing of approximately 80% of French films, which together makes them the main sponsor of the domestic industry.

     StudioCanal is also engaged in audiovisual production (through its subsidiary StudioExpand) and is active in video and DVD distribution, music publishing, and product licensing.

     In 2002, StudioCanal produced, co-produced or acquired six films that sold more than one million tickets in France, including Roman Polanski's The Pianist, L'Auberge espagnole (Euro Pudding) by Cedric Klapisch, Decalage horaire (Jet
Lag) by Daniele Thompson, and Michael Mann's Ali. Two films co-produced by StudioCanal earned two prestigious awards at the 2002 Cannes Festival: the Palme d'Or for The Pianist and the award for Best Director for Im Kwon Taek's Chiwaseon. The company has been extremely successful with the video and DVD releases in France of Bridget Jones's Diary, Zinedine Zidane "Comme dans un reve," Traffic and We Were Soldiers. Roman Polanski's The Pianist received three Academy Awards (Best Director, Best Actor and Best Adapted Screenplay) in 2003.

  Other

     In addition to its two primary lines of business, Canal+ Group also has the following other European pay-TV and sports interests:

          Sogecable. Sogecable, a listed Spanish holding company, is 21.3% owned by Canal+ Group. Sogecable's other strategic shareholder is Prisa, the leading Spanish media group, which also owns 21.3% of Sogecable. Sogecable's two main activities, which represent more than 80% of its revenues, are Canal+, a terrestrial premium channel for sports and films, and CanalSatelite Digital, a DTH platform. CanalSatelite Digital is the largest and most successful satellite TV operator in Spain, and competes with Via Digital, a Telefonica affiliate. In January 2003, Sogecable and Telefonica agreed to merge their digital platforms, CanalSatelite Digital and Via Digital, subject to local regulatory and other approvals. On completion of the merger, Via Digital shareholders will receive 23% of the capital stock of Sogecable in return for their Via Digital shares. The merger of the two companies will create the largest pay-TV operator in Spain with more than 3 million subscriptions. The merged company will be the only satellite television operator in Spain.

          Nordic Countries. In the Nordic countries, in June 2002 Canal+ Group sold its 50% stake in the Canal Digital distribution platform to Telenor, which already held the other 50% stake. We are in the process of selling the Group's Nordic channels. In the interim, Canal Digital continues to exclusively distribute the satellite segment of such channels.

          Cyfra+. In Poland, the digital television platforms Cyfra+ and Wizja TV merged into a single satellite system, TKP, in 2002. The merged Cyfra+ package is now the leading pay-TV and satellite platform in Poland with an expanded premium offer and a stronger programming package and is 75% owned by Canal+ Group and Polcom Invest and 25% owned by UPC. As of December 31, 2002, Cyfra+ had one million subscriptions.

          Telepiu. In October 2002, an agreement was signed with News Corporation and Telecom Italia for the sale of 100% of the pay-TV platform Telepiu in Italy to News Corporation. The acquisition of Telepiu by News Corporation, which intends to merge it with its Stream platform, was approved by the European Commission on April 2, 2003 and completed on April 30, 2003. As of December 31, 2002, Telepiu had 1.55 million subscriptions to its premium channel and 1.75 million subscriptions to its digital platform.

          Canal+ Benelux. Canal+ Group operates in Belgium and the Netherlands through its wholly-owned subsidiary, Canal+ Benelux, by offering premium channels and packages of theme channels. As of December 2002, Canal+ Benelux had 689,000 subscriptions.

          Media Overseas. Media Overseas is a 100% Vivendi Universal affiliate, managed by Canal+ Group and dealing with over 500,000 subscriptions of Canal+/CanalSatellite in the French overseas territories and some French-speaking African countries.

          Sportfive. Canal+ Group and RTL Group each own 46% of Sportfive, with the balance held by Mr. Jean-Claude Darmon. Sportfive, created from the combination of the sports rights activities of Sport+ (a subsidiary of Canal+ Group), UFA Sports (a subsidiary of RTL Group) and Groupe Jean-Claude Darmon, holds a leading market position with a broad range of international TV and marketing of sports rights, primarily for football clubs and leagues around the world. Sportfive has more than 320 football clubs under contract, more than 40 national federations and leagues, as well as the international basketball, handball and rugby federations.

          PSG. Paris Saint Germain is the only Paris based premier league soccer club and is one of France's leading soccer clubs. In 2001, Canal+ Group increased its interest in PSG to 90.88%.

  Competition

     Competition in the basic pay-TV market remains largely national due to language and cultural factors specific to each country. The French pay-TV market is dominated by satellite and Canal+. Cable penetration is low compared to America and certain other European countries.

     In its French pay-TV business, Canal+ Group's principal competitor is TPS. Cable operators (other than our subsidiary NC Numericable) also compete in this market. The increase in broadcast channels being made possible by new digital technology (such as digital broadcast television already introduced in several European countries and the anticipated introduction of ADSL) will lead to the arrival of newcomers in the pay-TV sectors.

     The development of new distribution media, particularly DVDs, which offer a certain number of films before they are released on pay-TV channels, also fosters real competition for a premium channel such as Canal+.

     In the theme channel business, competition is more international than in the basic pay-TV business. International labels initiated by American communication companies and studios such as MTV, Fox Kids or the Disney Channel are developing rapidly.

     In the film and TV programming sector, StudioCanal's main competitors are the American and other national production companies.

  Regulatory Environment

     The media industry in Europe is regulated by various national statutes, regulations and orders, often administered by national agencies such as the French Audiovisual Council. These agencies usually grant renewable broadcast licenses for specific terms. In France, Canal+ holds a pay-TV broadcast license for over-the-air, satellite and cable broadcasts, which was renewed for a five-year period starting in December 2000.

     Under Canal+'s French broadcast authorization, Canal+ is subject to the following regulations: (i) no more than 49% of its capital stock may be held by a single shareholder and (ii) 60% of the films broadcast by the channel must be European films, and 40% must be French Language films. Each year Canal+ must invest 20% of its total prior-year revenues in the acquisition of film rights, 9% of which must be devoted to French language films and 3% to European films other than French films. At least 75% of the French movies must be acquired from non-Canal+ Group controlled companies. Canal+ has an obligation to invest 4.5% of its turnover in original TV movies and dramas.

     Canal+ Group also operates in Belgium, Spain, the Netherlands, Poland and the Nordic countries pursuant to the regulations of each of these countries which generally stipulate, as does France, financing levels for European and national content.

     The European Union generally regulates competitive matters, including strategic combinations. The European Union has also adopted a series of directives that influence the communications business, in particular the directive known as "Television without Frontiers," and directives governing intellectual property, e-commerce, data protection, and telecommunications.

  Research and Development

     Canal+ Group's research and development costs in 2002 totaled E 51 million, primarily consisting of costs of Canal+ Technologies, and were incurred primarily for new digital and image processing technologies.

  MAROC TELECOM

     The following table shows Maroc Telecom's revenues for the periods indicated:

                                    REVENUES

                                                         YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                       ACTUAL             PRO FORMA
                                                  -----------------   -----------------
                                                   2002      2001      2002      2001
                                                  -------   -------   -------   -------
                                                              (IN MILLIONS)
Maroc Telecom revenues..........................  E 1,487   E 1,013   E 1,487   E 1,351

     The revenue and operational information and data relating to Maroc Telecom set forth in this section is presented on a pro forma basis, adjusted to include the results of Maroc Telecom for all periods.

     The actual 2001 results only include nine months of Maroc Telecom's operations since the completion of the acquisition by us in April 2001.

     Maroc Telecom is Morocco's incumbent telecommunications operator. The company was created in 1998 following its spin-off from the ONPT (the Moroccan national postal and telecommunications administration). Morocco's mobile telephone market opened to competition in 2000 with the successful bid for licenses by a consortium led by Telefonica of Spain. In the past three years and with Vivendi Universal's assistance, the company has transformed itself into a highly profitable, market-oriented business focused on its customers, in accordance with international standards of the industry.

     Vivendi Universal acquired its current ownership interest and became Maroc Telecom's strategic partner in 2001 following an auction process organized by the Moroccan government. With our 35% shareholding interest, we control Maroc Telecom under the terms of a shareholder's agreement entered into in connection with the acquisition of our stake. The remaining shares of Maroc Telecom are owned by the Kingdom of Morocco.

     Under the shareholders' agreement, the Kingdom has put options on an additional 16% of the Maroc Telecom shares exercisable beginning in September 2003 at a fair market price determined by an appraisal procedure. If the Kingdom exercises this put right and we acquire the shares, we will also have a right of first refusal on the Kingdom's remaining shares. We have granted the Kingdom a pledge on our existing 35% interest in Maroc Telecom to secure the purchase price of the 16% interest for the period between the exercise of the put and its settlement in cash. Under the shareholders' agreement we cannot sell our shares in Maroc Telecom without the approval of the Kingdom of Morocco for a period of five years from the date of the shareholder's agreement.

     In accordance with the Articles of Association and pursuant to the Shareholders' Agreement, we appoint a majority of both the Supervisory board and the Executive board of Maroc Telecom, including the chairman of the executive board. In addition, we exercise the majority voting rights at shareholder's meetings. As a result, Maroc Telecom is fully consolidated in our financial statements.

     Maroc Telecom is Morocco's largest (and Africa's second largest) telecommunications operator, operating in both the fixed line business, where it currently remains the sole provider, and the fast growing mobile business, where it is the country's largest operator. Maroc Telecom revenues increased 10% to E 1.5 billion in 2002. Fixed-line, data and international revenues represented 62% of Maroc Telecom's revenues in 2002, while mobile revenues represented the remaining 38%.

  Fixed Line Telephony

     Fixed line telephony remains Maroc Telecom's largest business in terms of revenues. Our fixed line business includes traditional residential, international and business services and our public telephony service, data transmission solutions for companies, and our Internet access and portal businesses.

     The number of fixed lines in Morocco grew steadily until 1999, reaching a total of 1.5 million, before falling between 1999 and 2002. The two main factors explaining this trend are the introduction of competition from the mobile network as of 1999 and the company's clean-up of its fixed-line customer base in 2001, when a significant number of customers who had stopped using or were no longer paying for their service were removed. The number of fixed lines has now stabilized and is expected to be stable in the future.

     Revenue growth was maintained over the period despite the decline in the number of fixed lines, as international and fixed-to-mobile business revenues and public telephony all grew. The public telephony business comprises the public pay telephone network as well as a network of approximately 17,000 teleboutiques. Teleboutiques are managed by private sector entrepreneurs who rent on average four or five lines per store. They are charged reduced rates due to the high volume of calls per line and resell calls to customers at retail prices.

  Data Transmission and Internet

     Maroc Telecom's growing data transfer business provides companies with data transfer solutions including x.25, frame relay, digital and analogue leased lines and IP, primarily for its business customers.

     Our Internet business offers packet switched ISP services to fixed-line subscribers under the Menara brand. At the end of 2002, Maroc Telecom got its ADSL service ready to launch; which it believes will be one of its primary growth areas at its launch, upon receipt of approval by the appropriate regulatory authority. At year end 2002, the company had approximately 32,000 subscribers to its Internet access services.

  Mobile Telephony

     Maroc Telecom launched its prepaid services in 1999 and its customer base has grown rapidly since. At year-end 2002, the company had over 4.5 million mobile users.

     Maroc Telecom offered the only mobile service in Morocco until mid-2000, when a second operator commenced business. At year-end 2002, the company estimates that it had an approximate 70% share in the mobile telephony market. At the end of 2002, the overall penetration rate in mobile telephony in Morocco was estimated at 21.6%.

     Maroc Telecom's customer base is over 95% prepaid, reflecting preferences in the Moroccan market. Maroc Telecom believes that its network of 17,000 teleboutiques, which is a key distribution channel for prepaid cards, is a major competitive advantage.

     After eliminating delinquent customers from its postpaid customer base in 2001, postpaid subscribers increased in 2002. The company particularly targets business customers for its postpaid services.

  Network

     Fixed-line services and data transmission

     Maroc Telecom's fully digital network has a switching capacity of 2 million lines and provides national coverage thanks to the emphasis placed on servicing newly created urban areas and improving network reliability.

     Maroc Telecom operates a fully digital network and an optic fiber inter-city transmission infrastructure with high-speed data transmission capacity. International bandwidth has been gradually increased to reach 4*34Mbit/s.

     Mobile telephony

     Maroc Telecom has emphasized growing both its population and its country coverage. At the end of 2002 Maroc Telecom had 3,000 GSM sites, against 2,600 in 2001 and 600 in 1999. In 2002, over 95% of the Moroccan population was covered, the efficiency rate was greater than 95% and the drop call rate was less than 2%.

     Maroc Telecom has signed 179 roaming agreements with operators in 85 countries around the world.

  Competition

     The auction for a second fixed telephony license in 2002 was unsuccessful, and Maroc Telecom remains the single fixed-line operator in the Moroccan market. The government has, however, announced its intention to hold another auction before the end of 2003.

     Competition has existed in the mobile telephony market since the granting of a second mobile license in 1999 to Medi Telecom. Medi Telecom, with an estimated 30% market share in 2002, is a subsidiary of Telefonica, Portugal Telecom and a group of Moroccan investors led by BMCE.

     Maroc Telecom has an estimated 72% share of the Moroccan Internet market. Maroc Telecom main competitors in this market are: Maroc Connect (subsidiary of Wanadoo) with an 18% market share, and various other smaller ISPs.

     Specific licenses (VSAT, 3RP, GMPCS) have been granted for specific market segments (businesses and international communications).

  Regulatory Environment

     The Kingdom has created a regulatory authority Agence Nationale de Reglementation des Telecommunications (ANRT) which is responsible for implementing free competition and regulating the telecommunications market. The liberalization and privatization of the Moroccan telecommunications market advocated by the World Bank is implemented and managed by the ANRT.

     The terms and conditions governing Maroc Telecom set out its rights and obligations as the fixed-line operator regarding universal service. The ANRT has not announced the granting of UMTS licenses.

     Principal regulatory developments in 2002 were the leveling of retail tariffs and other price regulations and the authorization for Internet traffic to use the public telephone network.

  Vivendi Universal Games (VU Games)

     VU Games is one of the world's leading publishers of interactive entertainment and educational software. VU Games develops, markets and distributes its games and educational software products for all major platforms, including PC, consoles (Sony's PlayStation2, Microsoft's Xbox and Nintendo's GameCube) and handheld (Nintendo's GameBoy Advance). VU Games' revenue for the 2002 fiscal year was E 794 million and for the 2001 fiscal year was E 657 million. In 2002, 63% of VU Games' revenue came from North America, 27% came from Europe and 10% came from Asia/Pacific and Rest of the World.

     VU Games is the sixth largest publisher of consumer software with an approximate 5% share of worldwide market. VU Games is the second-largest publisher of PC consumer software worldwide, holding the number-one position in South Korea, and the number two position in North America, France, Germany, UK, Spain and Australia (source: NPD Funworld, PC Data, Chart-Track, GFK, Inform, Interbase. Figures include sales of PC kids, PC education, PC productivity, PC games and all console software categories. Latest available 12 months (December
2002) except for Germany (November 2002).

     VU Games maintains a strong heritage as a leader in PC games and educational software. For 2002, VU Games' PC revenues represented 56% of total revenues. VU Games' performance in the PC segment was driven by key releases such as Warcraft III, NASCAR 2002, The Thing, J.R.R. Tolkien's The Lord of the
Rings: The Fellowship of the Ring, Jumpstart Advanced, and Barbie. VU Games' development studios -- Black Label Games, Blizzard Entertainment, Coktel, Knowledge Adventure, Massive Entertainment and Sierra Entertainment -- have delivered some of the industry's most successful PC titles across numerous genres.

     VU Games entered the console software business in 2001, with the assumption of management responsibility for Universal Interactive (UI), which is held through Universal Studios. Since then, VU Games has expanded its publishing business with the establishment of Black Label and an affiliate-label program called the Partner Publishing Group. Within one year, VU Games increased its console sales from 21% to 44% of total revenues. Today, all of VU Games' studios are engaged in the development of console titles while maintaining their commitment to the PC segment.

     In the online games arena, VU Games has sophisticated groups of developers whose experience includes Battle.net, a leading online games network launched in 1997 with over 12 million active users; Half-Life, the number-one online action game; and Tribes: Aerial Assault, one of the first third-party titles to support online game-play over the Internet using Sony's PlayStation 2 system.

     Strong game brands are a cornerstone of VU Games' success. VU Games' product library consists of 378 active titles, including industry-leading, multi-million unit selling brand franchises such as Diablo, Starcraft,

Warcraft, Spyro the Dragon, Crash Bandicoot, Half-Life and Jumpstart. In March 2003, The Simpsons was added to VU Games' product library as a result of an agreement with Fox Interactive.

     VU Games' brand portfolio includes a balanced mix of original content (52% of all titles), licensed properties (30% of all titles) and third-party releases (18% of all titles).

     In the future, VU Games intends to continue producing high-quality and innovative game franchises such as The Hulk and X-Files, expansion sets and updated versions of blockbuster series such as Warcraft, Counter Strike and Crash Bandicoot, and the migration of best-selling franchises such as Starcraft and SWAT from PC to console.

  Competition

     The consumer software market is quite fragmented. The worldwide leader is Electronic Arts Games, with a 15% share. The top-ten players have a combined 60% worldwide market share.

  Regulatory Environment

     VU Games voluntarily participates in self-regulatory ratings systems established by various industry organizations around the world. In the US, VU Games adheres to ratings, advertising guidelines and online privacy principles adopted by the Entertainment Software Association. Pursuant to these guidelines, VU Games indicates in its product-packaging and advertising the age group for which the particular product is appropriate and a brief description of its content. VU Games operates in compliance with local legal requirements where applicable to computer games and video games (in countries such as Germany and South Korea) as well as with local statutory rating systems. Complying with such rating systems and local laws does not have a material effect on the business of VU Games.

  OTHER

  Veolia Environnement (VE)

     Until June 2002, we held approximately 63% of the share capital of Veolia Environnement, an environmental services business with global operations. In July 2002, we reduced our stake to approximately 40.8% of the outstanding share capital of Veolia Environnement and through an additional sale on December 24, 2002, we reduced our stake to approximately 20.4%. Our investment in Veolia Environnement is now accounted for using the equity method. As part of the December sale, we granted to the purchasers a call option exercisable until December 23, 2004 to purchase our remaining stake in Veolia Environnement at E 26.5 per share. For information on this call option, see "Item 5--Operating and Financial Review and Prospects--Contingent Liabilities."

     Veolia Environnement has operations in more than 100 countries on five continents, divided into four main divisions:

     - Vivendi Water for water services;

     - Dalkia for energy services;

     - Onyx for waste management; and

     - Connex for transport.

     Veolia Environnement's revenues were E 30.1 billion in 2002, E 29.1 billion in 2001 and E 26.3 billion in 2000.

     Veolia Environnement's stock has been listed for trading on the Premier Marche of Euronext Paris since July 2000, and has also been listed on the New York Stock Exchange in the form of American Depositary Receipts (ADRs) since October 2001.

  Vivendi Telecom International (VTI)

     Vivendi Telecom International operates our fixed and mobile telecommunications businesses outside France and Morocco. While Vivendi Universal's interest in Maroc Telecom is held through VTI, it is reported as a separate segment and is discussed separately herein.

     VTI's revenue, excluding Maroc Telecom, was E 461 million in 2002, E 242 million in 2001 and E 141 million in 2000.

     In 2002, we decided to explore selling VTI's stakes in Hungary, Poland, Egypt and Kenya in order to focus on our core businesses.

     Monaco

     VTI owns 55% of Monaco Telecom, the incumbent telecommunications operator in the Principality. The remaining 45% stake is held by the Principality of Monaco.

     Spain

     VTI is one of the principal shareholders of the Spanish communication company Xfera Moviles, which won one of the four UMTS licenses in Spain in 2000. Due to technological delays in the development of UMTS, the date of the commercial launch and deployment of the UMTS network has been postponed. As a result of this postponement, Xfera cut its work force in 2002. The Xfera Shareholders' Agreement dated January 12, 2000 contains a provision which gives the founding shareholders (including VTI) the possibility to acquire the shares held by Vodafone in Xfera in certain defined circumstances. Vodafone claims that such provision amounts to a call option and that, together with the other two founding shareholders, VTI exercised such call option by way of letters sent to Vodafone in January 2001. VTI contests Vodafone's claims, including its interpretation of such provision. See "Item 5--Operating and Financial Review and Prospects--Commitments and Contingencies."

     Hungary

     Operating under the name Vivendi Telecom Hungary, VTI's subsidiary Matel BV is the second largest fixed line telecommunications operator in Hungary.

     VTI signed an agreement to sell Vivendi Telecom Hungary for E 325 million, including the assumption of E 305 million in net debt in December 2002. The sale was completed in May 2003.

     Poland

     Vivendi Universal and VTI jointly hold 49% of Elektrim Telekomunikacja
(ET), a major player in the Polish telecommunications market.

     In November 2002, ET entered into an agreement to sell the cable television services of its wholly owned subsidiary, EI Viv Telecom for E 110 million. The completion of this sale remains subject to Polish regulatory approval.

     In February 2003, ET sold part of its Polish fixed telephony business for approximately E 17 million. ET is exploring various options with respect to its fixed telephony operations as well as its 51% stake in PTC, a mobile telephone operator with approximately 5 million customers at the end of 2002.

     For a description of certain litigation relating to Vivendi Universal's interest in ET, see "Item 8--Financial Information--Litigation."

     Kenya

     In 2002, KenCell, VTI's 60% subsidiary, showed strong growth in spite of a difficult economic climate. At the end of 2002, KenCell had more than 450,000 customers (compared to 56,000 at the end of 2000 and 250,000 at the end of 2001), and a 49% market share.

     Egypt

     On February 25, 2003, VTI signed a share purchase agreement to sell its interest in Vodafone Egypt Telecommunications for an aggregate consideration of E 40 million. The transaction completion is subject to regulatory approvals and various other closing conditions.

  Vivendi Universal Net (VUNet)

     VUNet, a wholly owned subsidiary of Vivendi Universal, and its subsidiary, Vivendi Universal Net USA Group, Inc., hold Vivendi Universal's Internet and new technology operations.

     In 2002, Vivendi Universal carried out a strategic review of its Internet operations. This led to the implementation of a cost and investment reduction program, and the closure of a number of subsidiaries. We anticipate closing some of the remaining Internet division companies and integrating the others into the businesses to which they report within Vivendi Universal.

  Publishing

     In late 2002, Vivendi Universal sold its principal publishing assets, including Houghton Mifflin (which had been acquired in 2001) and almost all of its other publishing assets worldwide.

  Vivendi Valorisation

     Vivendi Valorisation holds a portfolio of real estate assets which formerly were part of our property and construction segment.

     The majority of these assets, which we intend to sell, are associated with our past involvement in long-term residential and commercial property developments.

SEASONALITY

     Our business is not seasonal, except as noted in the descriptions of UPR and UMG. See "--Our Segments--Vivendi Universal Entertainment (VUE)--Universal Parks & Resorts (UPR)" and "--Our Segments--Music."

RAW MATERIALS

     Raw materials are not important to our business in a material way, except as they are used in the production of motion picture and television, in the production of video products and in the production of compact disks.

     The primary material utilized in motion picture and television production is raw film stock. Film stock is purchased by subsidiaries of VUE for initial film production, and by third party film laboratories that produce release prints of theatrical films for VUE. Film stock is purchased from large manufacturers of photographic products located in the United States and other countries. Availability of raw film stock is good and no problems have been encountered. The price of raw film stock has had low volatility, and VUE and such third party film laboratories further reduce their exposure to price changes by securing pricing under long-term contracts with such film suppliers.

     The primary materials used in production of video products are videotape, and polycarbonate to produce DVDs. These materials are purchased by third party video duplicators from large manufacturers located in the United States and other countries. Availability of such materials is good and no problems have been encountered. The price of videotape has had low volatility, and such cost is a small percentage of the cost to VUE of the final videotape product. The price of polycarbonate has had some volatility related to petroleum price fluctuations, but these have not been significant enough to be passed through to VUE by the third party duplicators.

     The primary material used in production of compact discs is polycarbonate. UMG purchases polycarbonate from large suppliers located in the United States and other countries. Availability of polycarbonate is good and no problems have been encountered. The price of polycarbonate has had some volatility related to petroleum price fluctuations, but such cost is a small percentage of UMG's cost of goods.

ORGANIZATIONAL STRUCTURE

     The following table sets forth the subsidiaries through which we conducted the majority of our operations as of December 31, 2002 (subsidiaries are indented following their respective parent companies).

                                    COUNTRY OF      ACCOUNTING     VOTING           OWNERSHIP
                                   INCORPORATION      METHOD      INTEREST          INTEREST
                                   -------------   ------------   --------          ---------
CEGETEL GROUP
Cegetel Groupe S.A...............     France       Consolidated      59%               44%
  Cegetel S.A....................     France       Consolidated               80%                  90%
  Societe Francaise du
    Radiotelephone S.A. (SFR)....     France       Consolidated               80%                  80%
  Telecom Developpement (TD).....     France          Equity                  50%                  50%
MUSIC
Centenary Holding N.V............   Netherlands    Consolidated      92%               92%
  Universal Music (UK) Holdings
    Ltd..........................       UK         Consolidated              100%                 100%
  Universal Entertainment GmbH...     Germany      Consolidated              100%                 100%
  Universal Music K.K............      Japan       Consolidated              100%                 100%
  Universal Music S.A.S..........     France       Consolidated              100%                 100%
Universal Studios, Inc...........       USA        Consolidated      92%               92%
  PolyGram Holding, Inc..........       USA        Consolidated              100%                 100%
  Interscope Records.............       USA        Consolidated              100%                 100%
  UMG Recordings, Inc. ..........       USA        Consolidated              100%                 100%

VIVENDI UNIVERSAL ENTERTAINMENT
Universal Pictures International
  B.V............................   Netherlands    Consolidated      92%               92%
Universal Studios, Inc...........       USA        Consolidated      92%               92%
  Vivendi Universal Entertainment
    LLLP.........................       USA        Consolidated               93%                  86%

CANAL+ GROUP
Groupe Canal+ S.A................     France       Consolidated     100%              100%
  Canal Plus S.A.................     France       Consolidated               49%                  49%
  CanalSatellite S.A.............     France       Consolidated               67%                  67%
  StudioCanal S.A................     France       Consolidated              100%                 100%
  Multithematiques...............     France       Consolidated               64%                  64%

MAROC TELECOM S.A................     Morocco      Consolidated               51%                  35%

VIVENDI UNIVERSAL GAMES, INC.....       USA        Consolidated               99%                  99%

HOLDING & CORPORATE
  Societe d'Investissement pour
    la Telephonie (SIT)..........     France       Consolidated     100%              100%
  UGC............................     France          Equity         58%               58%

VIVENDI TELECOM INTERNATIONAL
  S.A............................     France       Consolidated     100%              100%
  Vivendi Telecom Hungary........     Hungary      Consolidated              100%                 100%
  Kencell S.A....................      Kenya       Consolidated               60%                  60%
  Monaco Telecom S.A.M...........     Monaco       Consolidated               55%                  55%
  Elektrim Telekomunikacja
    S.A..........................     Poland          Equity                  49%                  49%
  Xfera Moviles S.A..............      Spain          Equity                  26%                  26%

                                    COUNTRY OF      ACCOUNTING     VOTING           OWNERSHIP
                                   INCORPORATION      METHOD      INTEREST          INTEREST
                                   -------------   ------------   --------          ---------

PUBLISHING ACTIVITIES EXCL. VU
  GAMES
Vivendi Universal Publishing
  S.A............................     France       Consolidated     100%              100%
  Groupe Express-Expansion
    S.A..........................     France       Consolidated              100%                 100%
  Comareg S.A....................     France       Consolidated              100%                 100%
  Atica..........................     Brazil       Consolidated               98%                  49%

VIVENDI UNIVERSAL NET
Vivendi Universal Net S.A........     France       Consolidated     100%              100%
  i-France S.A...................     France       Consolidated              100%                 100%
  Scoot Europe N.V...............     Belgium      Consolidated              100%                 100%
  Ad-2-One S.A...................     France       Consolidated              100%                 100%
  CanalNumedia S.A...............     France       Consolidated              100%                 100%
Vivendi Universal Net U.S.A.
  Group, Inc.....................       USA        Consolidated     100%              100%
  MP3.com, Inc...................       USA        Consolidated              100%                 100%
  Emusic.com, Inc................       USA        Consolidated              100%                 100%
  Flipside, Inc./Uproar, Inc.....       USA        Consolidated              100%                 100%
VEOLIA ENVIRONNEMENT S.A.........     France          Equity         20%               20%

For more information on the above table, see Note 13 to our Consolidated Financial Statements included in this document.

PROPERTY, PLANT AND EQUIPMENT

     In connection with our music, publishing, and TV & film businesses, we own manufacturing facilities in the US and Germany and office buildings and warehouse facilities in various countries. To support the rest of its business operations around the world, Vivendi Universal leases the majority of the real estate it requires.

     USG owns, develops and manages the Universal City complex in Hollywood, California, spanning approximately 415 acres and is comprised of: Universal Studios, a complex of production and studio facilities and supporting office space; the Universal Studios Hollywood Theme Park and CityWalk, an integrated retail and entertainment complex offering shopping, cinemas, dining and open-area food and beverage facilities; the Sheraton-Universal Hotel, owned by Universal Studios and leased to Sheraton; and the Hilton Hotel, which Universal Studios leases to the entity owning and operating the hotel. In addition, Universal Studios owns the following theme park facilities: Universal Studios Florida and Islands of Adventure, in Orlando, Florida; Universal Studios Japan in Osaka, Japan; and Universal Mediterranean near Barcelona, Spain.

     We have various commitments for the purchase of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

PATENTS, LICENSES, CONTRACTS, MANUFACTURING PROCESSES

     Although we have patents, licenses, contracts and manufacturing processes, no one of these in particular is material to Vivendi Universal.

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

     Canal+ TV's broadcasting license in France expires in December 2005.

ENVIRONMENTAL MATTERS

     Our operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. In December 2002, the Los Angeles Regional Water Quality Control Board proposed a $308,000 civil penalty in connection with certain alleged exceedances of VUE's wastewater discharge permit in Universal City. We believe the exceedances are not the result of our operations and are working with the agency to resolve the matter. Other than this proposed penalty, as of March 21, 2003, there have been no significant losses or claims related to environmental matters.

SUMMARY OF INDEBTEDNESS

     Set forth below is a description of certain of our outstanding debt instruments as of June 25, 2003. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the agreements themselves.

DUAL CURRENCY CREDIT FACILITY

     Vivendi Universal has entered into a E 2.5 billion dual currency term and revolving credit facility (the Dual Currency Credit Facility) dated as of May 13, 2003, among Vivendi Universal, as borrower, certain of its subsidiaries, as guarantors, the lenders party thereto, and Societe Generale, as facility and security agent. The facility is available as a liquidity back-up to the disposal of assets and subject to certain exceptions for general corporate purposes.

     The facility is comprised of (a) a three-year E 1.5 billion revolving credit facility (Tranche A) at LIBOR or EURIBOR plus an applicable margin that, depending on Vivendi Universal's credit ratings, ranges from 1.00% to 2.75% per annum and (b) a E 1.0 billion term loan (Tranche B) with a 2.75% per annum margin over LIBOR or EURIBOR maturing on the third anniversary of the date of the Dual Currency Credit Facility. Borrowings under the Dual Currency Credit Facility may be made in Euros or U.S. Dollars. Currently, Tranche B is fully drawn and Tranche A is undrawn.

     Vivendi Universal is required to pay commitment fees at an annual rate of 40% of the then applicable margin for Tranche A (subject to a cap of 1.00% per annum) and 1.00% per annum for Tranche B, in each case calculated on the undrawn and uncanceled amount of commitments of the applicable tranche during the availability period. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Dual Currency Credit Facility. Vivendi Universal also pays the facility agent an annual agency fee.

     The respective obligations of Vivendi Universal and the subsidiary guarantors under the Dual Currency Credit Facility rank pari passu with their obligations under the Multicurrency Revolving Credit Facility (described below). The obligations of Vivendi Universal and the subsidiary guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders by a first priority lien on certain assets of Vivendi Universal and the subsidiary guarantors, including (a) capital stock in certain subsidiaries, (b) deposit accounts and (c) 85% of all intercompany loans owed to Vivendi Universal and such subsidiary guarantors. In addition, Vivendi Universal and the subsidiary guarantors have agreed to subordinate their obligations under 85% of their intercompany loans to their obligations under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility. The security and subordination obligations are suspended after Vivendi Universal attains and maintains an investment grade rating for a continuous period of 180 days.

     The Dual Currency Credit Facility contains customary negative covenants which place restrictions on, among other things, the ability of Vivendi Universal and the subsidiary guarantors to incur debt, to incur financial guarantees, to pay distributions in respect of capital stock or to repay capital stock, to make certain investments, to enter into leasing arrangements or mergers and acquisitions, to dispose of assets and to create security interests. Furthermore, the Dual Currency Credit Facility places certain limitations on the ability of Vivendi Universal and certain of its subsidiaries to make or incur intra group loans, subject to certain exceptions. Certain of these restrictions are suspended three months after Vivendi Universal attains an investment grade rating.

     The Dual Currency Credit Facility also requires Vivendi Universal and the subsidiary guarantors to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of status, certain bank accounts and insurance, protection of intellectual property rights, payment of taxes, compliance with ERISA reporting requirements, compliance with laws (including environmental laws), provision of financial and other information and notification of defaults. Furthermore, Vivendi Universal and the subsidiary guarantors must ensure that in any three-month period, the aggregate amount of net cash available plus the aggregate undrawn amount under all existing facilities is more than E 100 million.

     In addition, Vivendi Universal must maintain various financial ratios, including:

     - maximum ratios of net financial debt to cash EBITDA;

     - minimum ratios of cash EBITDA to net financing costs; and

     - maximum total gross financial debt.

     Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

     The Dual Currency Credit Facility allows for voluntary prepayment if Vivendi Universal gives at least three business days' notice, subject to a minimum payment threshold and integral multiple requirements. Such voluntary prepayments will be applied pro rata among the lenders. Vivendi Universal must also prepay at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

     Provided that Vivendi Universal gives at least three business days' notice, it may, without penalty or indemnity obligations, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum threshold and integral multiple requirements. Such voluntary cancellations will be applied pro rata against the commitments under each tranche, subject to certain exceptions, and against each lender's commitment in the relevant tranche Vivendi Universal must also cancel, at the same time and in the same amount, the Multicurrency Revolving Credit Facility.

     Unless Vivendi Universal attains and maintains an investment grade rating for a continuous period of 90 days and subject to certain other exceptions, the Dual Currency Credit Facility is subject to mandatory prepayment with certain proceeds, including but not limited to, 33% of net debt issue proceeds, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of net asset disposal proceeds (other than the disposal of VE shares (of which 50% is required to be prepaid), and the disposal of Cegetel Group and SIT (of which 25% is required to be prepaid).

     In addition, the Dual Currency Credit Facility is subject to, regardless of Vivendi Universal's rating, mandatory prepayment upon (a) Vivendi Universal's failure to comply with the specified financial ratios or (b) the occurrence of a change of control event or (c) the occurrence of a special mandatory cancelation of the Senior Notes.

     The Dual Currency Credit Facility contains customary event of default provisions including, but not limited to, provisions relating to nonpayment, misrepresentation and breach of other obligations under the loan documents, cross-default, breach of covenants, insolvency, and insolvency proceedings, material adverse changes, certain material ERISA events and cessation of business.

MULTICURRENCY REVOLVING CREDIT FACILITY

     Vivendi Universal has entered into a E 3 billion multicurrency revolving credit facility (Multicurrency Revolving Credit Facility) dated March 15, 2002, as amended on February 6, 2003, and as further amended and restated on May 13, 2003, among Vivendi Universal, as a borrower and the obligors' agent, certain of its subsidiaries, as guarantors, the lenders party thereto and Societe Generale, as facility and security agent. Currently, E 2.3 billion of the Multicurrency Revolving Credit Facility is drawn.

     Borrowings under the Multicurrency Revolving Credit Facility that are denominated in Euros bear interest at EURIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum after Vivendi Universal attains and maintains an investment grade rating for a continuous period of 90 days. Borrowings under the Multicurrency Revolving Credit Facility that are denominated in any permissible currency other than Euros bear interest at LIBOR plus a margin of 1.50% per annum, which margin will be reduced to 1.00% per annum after Vivendi Universal attains and maintains an investment grade rating for a continuous period of 90 days. The Multicurrency Revolving Credit Facility matures on March 15, 2007.

     Vivendi Universal is required to pay commitment fees at an annual rate of 50% of the then applicable margin on the undrawn, uncanceled amount of each bank's commitment until the final maturity date of the Multicurrency Revolving Credit Facility. Accrued commitment fees are payable quarterly in arrear and on the final maturity date of the Multicurrency Revolving Credit Facility. Vivendi Universal is also required to pay a utilization fee at a rate of 0.05% per annum on the aggregate amount of all loans then outstanding for each day the aggregate amount of all loans then outstanding exceeds 50% of the then total commitments under the Multicurrency Revolving Credit Facility. In addition, Vivendi Universal has agreed to pay certain fees to those banks that consented to certain waivers and consents under the Multicurrency Revolving Credit Facility. The amount of any such waiver fee is computed at a rate of 0.20% per annum on the consenting bank's commitment or, if greater, its participation in the loans on the applicable waiver fee date. We also pay the facility agent an annual agency fee.

     The respective obligations of Vivendi Universal and the subsidiary guarantors under the Multicurrency Revolving Credit Facility rank pari passu with their obligations under the Dual Currency Credit Facility. The obligations of Vivendi Universal and the subsidiary guarantors under each of the Dual Currency Credit Facility and the Multicurrency Revolving Credit Facility are secured on a pro rata basis among the respective lenders as described above under the description of the Dual Currency Credit Facility.

     The Multicurrency Revolving Credit Facility contains customary negative covenants which place restrictions on, among other things, the incurrence of certain security interests, guarantees, disposal of assets, mergers and acquisitions. Furthermore, the Multicurrency Revolving Credit Facility places restrictions that prevent Vivendi Universal from making any substantial change to the general nature or scope of its business and its subsidiaries from that conducted on May 13, 2003. Also, Vivendi Universal may not make certain amendments to the Senior Notes.

     The Multicurrency Revolving Credit Facility also requires Vivendi Universal and the subsidiary guarantors to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of insurance and status, perfection and protection of security interest, compliance with environmental laws and notification of defaults. Vivendi Universal is also required to provide financial and other information to the facility agent. In addition, Vivendi Universal must maintain various financial ratios, including:

     - maximum ratios of net financial debt to cash EBITDA;

     - minimum ratios of cash EBITDA to net financing costs; and

     - maximum total gross financial debt.

     Subject to certain other exceptions, Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries shall not at any time exceed in the aggregate an amount equal to 30% of the net financial debt.

     Any borrower under the Multicurrency Revolving Credit Facility may voluntarily prepay any loan made to it in whole or in part if such borrower gives at least ten days' notice, subject to a minimum payment threshold and integral multiple requirements. Such voluntary prepayments will be applied pro rata among the lenders. Provided the obligor's agent gives at least ten days' notice, it may, without penalty or obligation to indemnify, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum threshold and integral multiple requirements. Any voluntary cancelation in part will be applied pro rata against the commitment of each bank. In the case of a voluntary prepayment or cancelation, Vivendi Universal must also prepay or cancel at the same time and in the same amount, the Dual Currency Credit Facility.

     Unless Vivendi Universal attains and maintains an investment grade rating for a continuous period of 90 days and subject to certain other exceptions, the Multicurrency Revolving Credit Facility is subject to, mandatory prepayment with certain proceeds, including but not limited to, 50% of net dividend proceeds, 16 2/3% of net equity issue proceeds and 16 2/3% of net asset disposal proceeds (other than the disposal of VE shares (of which 50% is required to be prepaid), and the disposal of Cegetel Group and SIT (of which 25% is required to be prepaid).

     In addition, subject to certain conditions, the Multicurrency Revolving Credit Facility is subject to, regardless of Vivendi Universal's rating, mandatory prepayment upon (a) Vivendi Universal's failure to comply with the specified financial ratios or (b) the occurrence of a change of control event.

     The Multicurrency Revolving Credit Facility contains customary event of default provisions including, but not limited to, provisions relating to nonpayment, misrepresentation and breach of other obligations under the loan documents, cross-default, breach of covenants, insolvency and insolvency proceedings, material adverse changes, cessation of business and unlawfulness.

SENIOR NOTES DUE 2010

     On April 3, 2003, Vivendi Universal issued $935 million in aggregate principal amount of 9.25% Senior Notes due 2010 and E 325 million in aggregate principal amount of 9.50% Senior Notes due 2010 (collectively referred to as the Senior Notes). The Euro denominated Senior Notes were issued at a discount to yield 9.75%. The Senior Notes are issued under an Indenture dated as of April 8, 2003, between Vivendi Universal and The Bank of New York, as trustee (the Indenture). In connection with the issuance of the Senior Notes, we have entered into an Exchange and Registration Rights Agreement dated April 8, 2003, with the initial purchasers of the Senior Notes (the Registration Rights Agreement).

     The Senior Notes mature on April 15, 2010, and interest payments are payable on April 15 and October 15 of each year, commencing on October 15, 2003.

     Pursuant to the Registration Rights Agreement, Vivendi Universal will, at its cost, for the benefit of the holders of the Senior Notes, to:

     - no later than 90 days after the issue date of the Senior Notes, file a registration statement with the SEC with respect to a registered offer to exchange the Senior Notes for new Senior Notes of Vivendi Universal (Exchange Notes) having terms substantially identical in all material respects to the Senior Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or payment of additional interest); and

     - use its reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act as soon as practicable but not later than 240 days after the issue date of the Senior Notes.

     The Senior Notes are Vivendi Universal's general unsecured obligations. They rank pari passu in right of payment with all of Vivendi Universal's existing and future unsecured senior indebtedness and senior in right of payment to any of Vivendi Universal's future subordinated indebtedness. The Senior Notes are effectively junior to Vivendi Universal's secured indebtedness up to the value of the collateral securing such indebtedness.

     Prior to the time that the Senior Notes receive an investment grade rating from both Standard & Poor's and Moody's and certain other conditions are satisfied (a Fall Away Event), the Indenture places certain restrictions on, Vivendi Universal's and its restricted subsidiaries' among other things, incurrence of debt, issuance preferred stock, payment of dividends in respect of, or a repurchase of, capital stock of Vivendi Universal, investments, creation of liens, or restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to Vivendi Universal, sale and leaseback transactions, transactions with affiliates, expansion into unrelated businesses, incurrence of financial guarantees, incurrence of indebtedness which is, subject to certain conditions, subordinated in right of payment to any other indebtedness of Vivendi Universal, and consolidation, merger or sale of all or substantially all assets.

     After a Fall Away Event occurs with respect to either series of Senior Notes, the above limitations will no longer apply to that series of Senior Notes, except that the indenture will continue to place restrictions on the ability of Vivendi Universal and its restricted subsidiaries to, among other things, create liens, enter into specified sale and leaseback transactions and consolidate, merge or sell all or substantially all assets.

     At any time prior to April 15, 2006, Vivendi Universal may use, subject to certain conditions, the net cash proceeds from any equity offering with gross proceeds of at least E 50 million to redeem up to 35% of the Senior Notes at a redemption price equal to 109.25% of the principal amount plus accrued and unpaid interest, in the case of the US dollar-denominated Senior Notes, and 109.50% of the principal amount plus accrued and unpaid interest, in the case of Euro-denominated Senior Notes. At any time prior to April 15, 2007, Vivendi Universal may redeem at its option the Senior Notes, in whole or in part, upon not less than 30 nor more than 60 day's prior notice at a redemption price equal to 100% of their principal amount and accrued and unpaid interest plus the applicable make-whole premium. At any time on or after April 15, 2007, Vivendi Universal may redeem at its option the Senior Notes, in whole or in part, upon not less than 30 nor more than 60 day's prior notice at the redemption prices (expressed as a percentage of principal amount) set forth below plus accrued and unpaid interest, if redeemed during the 12-month period beginning on April 15 of the years indicated below:

YEAR                                             DOLLAR NOTE PERCENTAGE   EURO NOTE PERCENTAGE
----                                             ----------------------   --------------------
2007...........................................         104.625%                104.750%
2008...........................................         102.313%                102.375%
2009 and thereafter............................         100.000%                100.000%

     Before the occurrence of a Fall Away Event, the holders of the Senior Notes may, subject to certain conditions, require Vivendi Universal to repurchase the Senior Notes (a) for a price equal to 101% of the principal amount plus accrued and unpaid interest upon a change of control or (b) for a price equal to 100% of the principal amount plus accrued and unpaid interest with a portion of the net cash proceeds of certain assets sales.

     The indenture contains customary event of default provisions including nonpayment, cross-default, failure to pay judgments, bankruptcy, insolvency and breach of covenants or other obligations.

SECURITIZATION FACILITY

     On March 31, 2003, Film Funding, a subsidiary of VUE, borrowed $750 million under a securitization facility (the Securitization Facility) based on future video (including DVD and VHS) and television revenues in the United States from part of its existing film library and future theatrical pictures. As part of the Securitization Facility, certain subsidiaries of VUE transferred film assets which generate these revenues and certain other related assets to Film Funding and agreed to sell additional similar assets relating to future theatrical pictures. The proceeds of the Securitization Facility were used by VUE to retire $700 million of the $1.62 billion owed under the VUE Bridge Facility (described below), and to establish a funded reserve account required under the terms of the Securitization Facility, to be used to fund certain expenses related to exploitation of the film assets (e.g., costs of duplication and distribution expenses). Borrowings under the Securitization Facility currently bear interest at a rate of 1.50% over one-month LIBOR. The Securitization Facility has the benefit of a financial guaranty insurance policy issued by Ambac Assurance Corporation which guarantees to the lenders timely payment of interest and ultimate payment of principal. The Securitization Facility is scheduled to amortize over three years, commencing three years after the initial borrowing.

     The Securitization Facility was arranged by Banc of America Securities LLC and J.P. Morgan Securities, Inc. with the funding being provided to Film Funding by a number of commercial paper conduit purchasers. Film Funding also received 364-day commitments from banks to provide funding if the conduit purchasers do not provide funding. If the commitments are not renewed, all or a portion of the Securitization Facility could commence amortization earlier than the third anniversary of the initial borrowing.

     The Securitization Facility contains partial amortization events, early amortization events and event of default provisions that are triggered by, among other things, a failure to satisfy collateral performance tests, nonpayment, misrepresentation and breach of other obligations under the securitization documents, cross-default, insolvency and insolvency proceedings, judgments, and the ineffectiveness of the security interests and failure to satisfy an interest coverage test for VUE. Occurrence of any of these events could cause a requirement to amortize a portion or all of the Securitization Facility prior to the scheduled date.

     The Securitization Facility places certain obligations on Film Funding and VUE and its other subsidiaries to maintain their distinct corporate identity, including but not limited to restrictions on the commingling of funds, maintenance of records, books of account and financial statements, and restrictions on the ability of Film Funding on the one hand, and VUE and its subsidiaries, on the other hand, to guarantee, hold themselves out as liable for or pledge assets to secure obligations of the other.

SOCIETE D'INVESTISSEMENT POUR LA TELEPHONIE FACILITY

     We have entered into a E 1.3 billion facility (the Acquisition Facility) dated December 6, 2002, as amended as of June 25, 2003, among SIT, as the borrower, Vivendi Universal, a syndicate of lenders, Credit Lyonnais, as agent, and The Royal Bank of Scotland, as security trustee. The Acquisition Facility was entered into by SIT to finance the purchase by SIT of 26% of the share capital of Cegetel Group.

     The outstanding amount of the loan under the Acquisition Facility is E 1.3 billion. The maturity date of the loan is June 30, 2004. SIT may request an extension of the maturity date to June 30, 2010, by providing notice prior to June 1, 2004. If SIT requests such an extension, the loan will be repaid in periodic installments over the term of the loan until the final installment on June 30, 2010. There is a scheduled repayment of E 105 million on June 30, 2003.

     Borrowings under the Acquisition Facility bear interest at EURIBOR plus a margin of 4.00%, subject to certain adjustments.

     The Acquisition Facility contains certain negative covenants which restrict or limit the ability of SIT and Cegetel Group and its subsidiaries to, among other things, create certain liens, dispose of certain assets, incur certain indebtedness, declare or pay certain dividends or distributions and pay certain management, advisory or other fees. In addition, SIT and Cegetel Group are required to maintain various financial ratios, including:

     - minimum Cegetel Group EBITDA;

     - maximum ratios of Cegetel Group total net debt to Cegetel Group EBITDA;
       and

     - minimum ratios of Cegetel Group cash flow to the total funding costs of SIT.

     SIT may, on not less than five business days' notice, cancel all or part of the undrawn part of the Acquisition Facility or prepay all or part of the outstanding loan, in each case subject to certain minimum requirements. The Acquisition Facility also provides for mandatory prepayment upon, among other things:

     - Vivendi Universal ceasing to own the entire issued share capital of SIT;

     - SIT disposing of all or any of the Cegetel Group shares acquired by it in the transaction financed by loans made under the Acquisition Facility;

     - Vivendi Universal or its subsidiaries disposing of all or any Cegetel Group shares owned by any of them as of the date of the acquisition agreement, subject to certain exceptions; and

     - Cegetel Group disposing of any shares held by it in Societe Francaise du Radiotelephone or any of its material subsidiaries.

     The Acquisition Facility also requires, subject to certain exceptions, mandatory repayment of the loan from the net proceeds of new equity share capital issued by SIT and certain dividends or distributions from Cegetel Group received by SIT.

     The Acquisition Facility contains customary event of default provisions, including provisions relating to nonpayment, misrepresentation, insolvency, unlawfulness, cessation of business and material adverse change.

VUE LOAN AGREEMENT

     On June 24, 2003, VUE entered into a $920 million loan agreement with Bank of America, N.A. and JPMorgan Chase Bank, as co-administrative agents, the lenders party thereto, Barclays Bank PLC, as syndication agent, and JPMorgan Chase Bank, as collateral agent and as paying agent (the VUE Loan Agreement). The full amount of the facility was drawn at closing and the proceeds have been used to repay the remaining outstanding portion of the $1.62 billion loan dated May 3, 2002, as amended and restated as of November 25, 2002.

     Borrowings under the VUE Loan Agreement are denominated in US Dollars and bear interest at either Eurodollar rate plus a margin of 2.75% or ABR plus a margin of 1.75%. The loan will mature in 16 consecutive quarterly installments commencing on September 30, 2004, each of which shall be equal to, in the case of the first 12 installments, 0.25% of the loan principal and, in the case of each of the last four installments, 24.25% of the loan principal.

     Certain of VUE's subsidiaries guarantee VUE's obligations under the VUE Loan Agreement. VUE's obligations as borrower and the guarantors' obligations are secured by a first priority lien on the assets of VUE and the guarantors, and portions of the collateral may be released in certain transactions and circumstances. In addition, Vivendi Universal and certain of its subsidiaries have agreed to the subordination of inter-company indebtedness owing to them by VUE and the guarantors.

     The VUE Loan Agreement contains negative covenants that restrict the ability of VUE and certain of its subsidiaries to engage in certain activities, including, but not limited to:

     - limitations on creating or permitting to subsist certain security interests on their assets;

     - limitations on disposals of assets;

     - limitations on the incurrence of indebtedness (including financial guarantees);

     - limitations on investment;

     - limitations on restricted payments (unless the loans are rated investment grade), such as limitations on the payment of dividends or distributions of other amounts in respect of equity interests, as well as limitations on investments in, purchases of any indebtedness owing to, or other payments on account of, Vivendi Universal and its subsidiaries, and intercompany loans to Vivendi Universal and its subsidiaries;

     - limitations on transactions with affiliates, sale and leaseback transactions, swap agreements, changes in fiscal periods, negative pledges, restrictions on subsidiary distributions, and permitted lines of business; and

     - limitations on fundamental changes, including mergers, consolidations, and amalgamations.

     In addition, VUE must maintain certain financial ratios at all times, namely:

     - maximum ratios of consolidated indebtedness to consolidated EBITDA;

     - maximum cash leverage ratios;

     - maximum senior leverage ratios;

     - minimum ratios of consolidated EBITDA to consolidated interest expense;
       and

     - minimum ratios of cash EBITDA to consolidated fixed charges.

     Unless the loans under the VUE Loan Agreement are rated investment grade, the VUE Loan Agreement, subject to certain exceptions, (a) places limitations on the ability of VUE and its subsidiaries to make loans, advances or pay dividends to Vivendi Universal and certain of its subsidiaries that are not VUE or subsidiaries of VUE, (b) limits the net balance of loans between VUE, including its subsidiaries, and Vivendi Universal, including its subsidiaries, to an aggregate of $600 million and (c) prohibits VUE from distributing the net proceeds from the disposal of certain assets.

     The VUE Loan Agreement also requires VUE and certain of its subsidiaries to observe certain affirmative covenants, including, but not limited to, relevant authorizations, maintenance of property and insurance, compliance with laws and obligations, provision of financial and other information, maintenance of the separateness of Vivendi Universal entities and VUE entities in respect of funds, assets, accounts, records and corporate formalities, maintenance and contributions of collateral, interest rate protection and notification of defaults.

     VUE may voluntarily prepay loans under the VUE Loan Agreement in whole or in part if it gives at least three business days' notice, subject to a minimum payment threshold and integral multiple requirements. Subject to certain conditions, VUE must prepay the loans (or, in some cases, cash collateralize its obligations) under the VUE Loan Agreement with the proceeds of certain issuances of indebtedness, asset sales, issuances of equity interests and recovery events.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this document.

BASIS OF PRESENTATION

     The discussion presented below focuses on an analysis of Vivendi Universal's financial and business segment results prepared in accordance with generally accepted accounting principles in France (French GAAP), which differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). For a discussion of the most significant reconciling items see "Results of Operations--Adjustments to Conform to US GAAP" in Note 17 to our Consolidated Financial Statements included in this document.

     The company, under previous management, announced that it intended to fully adopt US GAAP reporting standards beginning in 2002 as supplemental financial information for investors. Following the change in senior management in July 2002, it was decided that Vivendi Universal, as a French Company, would prospectively only report its primary financial statements in French GAAP with a reconciliation to US GAAP. The company will, however, periodically publish selected US GAAP financial information as required under certain of its debt agreements.

RECENT DEVELOPMENTS

     Following a period of significant acquisition-related growth from the late 1990's through the first half of 2002, the associated increase in leverage led to heightened concerns during the first half of 2002 over the validity of Vivendi Universal's strategy in a deteriorating environment and, eventually, to the appointment of a new management team. See "Item 4--Information on the Company--History and Development of the Company." Concerns over Vivendi Universal's strategy and financial flexibility led Moody's to reduce Vivendi Universal's senior debt rating on July 1, 2002, from Baa3 to Ba1, under review for possible further downgrade. Standard & Poor's followed suit the next day, with a one-notch downgrade to BBB- with a negative outlook. The unfavorable development in our rating continued during the balance of 2002. See "--Liquidity and Capital Resources." The July downgrades had an immediate impact on Vivendi Universal's short-term liquidity. In particular Vivendi Universal lost, to a significant extent, access to the capital markets, and most importantly to the commercial paper market, historically its main source of funding for working capital needs.

     The new management team addressed Vivendi Universal's immediate liquidity concerns by securing on July 10, 2002, a E 1.0 billion multi-currency term loan facility, which was repaid in December 2002. This was done with a view of putting in place a longer-term solution once the new management had the opportunity to better assess the medium-term situation. Following its review, the new management revised the previous management's cash-flow projections for the period from July 2002 to December 2004 and wrote-off E 11 billion in acquisition-related goodwill while adding
E 3.4 billion in financial provisions. This resulted in a E 12.3 billion net loss in the first half of 2002, which was publicly announced on August 14, 2002. At the same time, Vivendi Universal announced a E 16 billion asset divestiture program intended to be completed by 2004 in order to substantially reduce debt.

     During the second half of 2002, Vivendi Universal closed asset sales for total consideration of approximately E 6.7 billion, including the assumption by the acquirers of the assets of approximately E 0.4 billion in debt, and we have continued to complete divestitures in 2003. At December 31, 2002, Vivendi Universal's net debt was E 12.3 billion compared with E 37.1 billion at December 31, 2001. Excluding the net debt of Veolia Environnement which, following divestitures of an additional portion of our shareholding interest therein in 2002, was deconsolidated from Vivendi Universal's balance sheet on December 31, 2002, net debt fell by approximately E 9.0 billion. In the first half of 2003 we implemented a refinancing plan in order to give us substantial flexibility in connection with the execution of our asset divestiture program, to increase funds available to Vivendi Universal and to extend the scheduled maturities of our debt facilities. For a description of our material outstanding indebtedness, see "Item 4--Information on the Company--Summary of Indebtedness."

COMPARABILITY

 PRO FORMA INFORMATION; ACQUISITIONS AND DIVESTITURES.

     The pro forma information presented below, which is not compliant with
Article 11 of the Securities and Exchange Commission Regulation SX, has been included since it is required under French GAAP in Vivendi Universal's Consolidated Financial Statements to promote comparability. Such information has been presented in Note 2 to our Consolidated Financial Statements.

     As several significant transactions completed in 2001 and 2002 have realigned our businesses and impacted the comparability of our financial statements, we present financial information for these years both for our consolidated group and for each of our business segments on a pro forma basis. The pro forma information illustrates the effect of the acquisitions of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi, in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Veolia Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information include the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the overall results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

     For a discussion of the above transactions and other significant transactions that have occurred during the period 2000 to 2002, see "Item 4--Information on the Company--History and Development of the Company."

     Given our ongoing asset divestiture program, our year to year comparisons of financial results will continue to be difficult in coming years.

 REALIGNMENT OF SEGMENT REPORTING

     In 2002, we realigned our segment reporting to reflect the new business organization and management structures resulting from the change in management and the dispositions of businesses which occurred in the second half of the year.

 CHANGES IN ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

     In 2001, Vivendi Universal adopted new accounting principles and modified its financial statement presentation in order to more closely align accounting policies between French GAAP and US GAAP. The principal changes, as they relate to the discussion presented below, are as follows:

     - As permitted by French Regulation 99.02 (sec.41), Vivendi Universal elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format presented in prior years.

     - For our subsidiary Veolia Environnement (which was deconsolidated from the Vivendi Universal balance sheet as of December 31, 2002), revenues include operating subsidiaries and exclude revenues related to construction of assets for internal use.

     - The definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items are primarily comprised of gains and losses on the divestiture of businesses. Exceptional items are presented as a separate component in our Consolidated Statement of Income after operating income and financial expenses but before income taxes. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income.

     In order to facilitate the discussion and comparability of 2001 and 2000 financial results, we have presented the 2000 financial statements on a comparable basis.

     In 2000, Vivendi Universal adopted new accounting principles related to foreign currency translation/ transactions, subscriber acquisition costs and sports broadcasting rights as follows:

     - Income and expenses of subsidiaries whose functional currency is not the euro, which were previously translated at the year-end exchange rate, are now translated at the average exchange rate during the period. Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings.

     - Subscriber acquisition costs, which were previously spread over 12 months from the date the line was put into service, are now charged to expense.

     - Broadcasting rights acquired by Canal+ Group are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000. Total assets increased by E 2 billion in 2000 (most of which related to intangible assets) and total liabilities and shareholders' equity increased by the same amount.

     For further discussion of some of the policies used in preparing our financial statements and comparability see Note 1 to our Consolidated Financial Statements.

GOODWILL, IMPAIRMENT OF GOODWILL AND FINANCIAL ASSETS

     Vivendi Universal's acquisition-related growth strategy resulted in significant goodwill on its balance sheet. By the end of 2000, goodwill amounted to E 47.1 billion. In view of the continuing deterioration of the economy since December 2000, Vivendi Universal recorded significant goodwill impairment in both 2001 (E 13.5 billion) and 2002 (E 18.4 billion).

     Following these impairments, and the other changes in goodwill described in
Note 3 to our Consolidated Financial Statements, goodwill at December 31, 2002 stood at E 20 billion. Vivendi Universal is required under French GAAP to add goodwill of approximately E 3 billion to its balance sheet as a consequence of the acquisition of an additional interest in Cegetel Group in January 2003. Under French GAAP, goodwill is amortized over a 40 year period. Recurring amortization totaled E 1.3 billion in 2002 and E 1.7 billion in 2001, and Vivendi Universal expects to continue to incur significant expense for goodwill amortization in the coming years. Under US GAAP, goodwill is no longer amortized but is subject to annual impairment tests.

     Impairments are calculated using the group's accounting principles for long-term assets. Long-term assets are subject to an exceptional impairment of goodwill if events result in, or show a risk of, an unexpected reduction in the value of the assets. In this situation, their fair value is re-assessed and a provision is made to cover any eventual significant difference between the book value and the realizable value.

     This exceptional impairment, in both 2002 and 2001, was calculated as the difference between the net book value of the impacted businesses and their value, as estimated with the assistance of independent valuation experts. Fair value is determined as follows:

     - The fair value of the business units is determined by an analysis of discounted cash flows.

     - If this method is irrelevant for the business unit, other standard criteria are available: comparison to similar listed companies, assessment to the value attributed to the business units involved in recent transactions, and the market price for publicly-listed business units.

     - The fair values of the business units included in the asset divestiture program are assessed on the basis of their market value. Market value is defined as the amount that could be obtained at the date of sale for an asset where the transaction is concluded at normal market conditions, net of transaction costs.

     Regarding the discounted cash flow method of analysis, the three factors taken into account were cash flow, rate of return and perpetual growth rate. The source of the cash flow statements used for the analysis were the business plans of the business units concerned available at the time of the analysis, approved by the management and presented to the Board of directors. The rate of return was based upon an analysis of the average cost of capital of the relevant business units. Their cost of capital and growth rate were determined by taking into account the specific business environment in which each business unit operated, and specifically the maturity of the market and the geographic localization of its operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Accounting policies discussed in this section are those that we consider to be critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and that the best estimates routinely require adjustment.

     USE OF ESTIMATES -- The preparation of these financial statements requires management to make informed estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for investments, long-lived assets, pension liabilities and deferred taxes. Estimates and judgments are also required and regularly evaluated concerning financing operations, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

     MERGER ACCOUNTING -- Vivendi Universal completed several significant transactions during the periods covered by its Consolidated Financial Statements included in this document. Generally accepted accounting principles require that acquisitions be recorded based on an assessment of the fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. As a result of recent acquisitions, Vivendi Universal, with the assistance of third-party valuation experts in certain areas, has estimated the fair value of intangible assets (such as film and television libraries, music catalogs and trade names), tangible assets (such as property, equipment, inventory and marketable securities), liabilities and commitments (such as favorable or unfavorable leases and contracts and certain restructuring costs incident to the acquisitions) and preacquisition contingencies (such as litigation) for use in recording the purchase price of its acquisitions. The excess of purchase price over net assets acquired is reflected as goodwill. Should the value of acquired intangible or tangible assets, including goodwill, become impaired, a non-cash write-down of these assets may be required. Should restructuring costs incidental to the acquisition, which in the case of Vivendi Universal generally relate to employee severance costs, differ from the liability established at the time of acquisition, additional cash charges to operations or non-cash releases of the established liability to operations may be required. Ultimate settlement of preacquisition contingencies could differ significantly from the contingency reflected at the time of acquisition, which could lead to additional cash charges to operations or non-cash release of the established liability to operations.

     REVENUE RECOGNITION -- For Music, revenues from the sale of recorded music, net of provision for estimated returns and allowances, are recognized on shipment to third parties.

     For VUE and Canal+ Group segments, theatrical revenues from the distribution of films are recognized as the films are exhibited. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale to the ultimate customer. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Revenues from television subscription services related to cable and satellite programming are recognized as the services are provided. Revenues at theme parks are recognized at the time of visitor attendance. Revenue for retail operations is recognized at point-of-sale.

     Revenues from telephone service and installation are recognized as they occur. Subscriptions are billed monthly in advance, and recorded as a deferred revenue liability, before transfer to earnings of the period during which the service is provided. Prepaid fees are deferred and recognized as the purchased minutes are used. Service discounts are accounted for as a reduction of revenue when the service is used, or on provision of line access in the case of pack discounts.

     Vivendi Universal records VU Games revenue when goods are shipped to the customer except if risk of ownership does not transfer to the customer upon shipment.

     Finally, Internet revenues are primarily derived from subscriptions, advertising and e-commerce activities. Subscription revenues are recognized over the period that services are provided. Advertising revenues are recognized in the period that advertisements are displayed.

     VALUATION OF LONG-LIVED ASSETS -- Vivendi Universal reviews the carrying value of its long lived assets held and used, intangible assets that do not have indefinite lives and long lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting from lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

     GOODWILL AND OTHER INTANGIBLE ASSETS WITH INDEFINITE LIVES -- Vivendi Universal regularly reviews the carrying value of goodwill and other intangible assets that are determined to have an indefinite life. These assets are tested for impairment on an annual basis and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below the carrying value. The fair value of these assets is determined using a discounted cash flow analysis, which is based on business plans approved by the Board or, if this method is irrelevant for the business unit, other standard criteria are used including: a comparison to similar listed companies, an assessment of the value attributed to the business units involved in recent transactions and an assessment of the fair value of the business unit included in the asset divestiture program. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.

     PENSION BENEFIT COSTS -- Vivendi Universal's pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally the United States, Canada, United Kingdom, France, Germany and Japan. Two critical assump-tions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increase. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, as it is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our weighted average discount rate from 6.3% in 2001 to 5.7% in 2002 to reflect market interest rate conditions. For our US plans, a further 50 basis point decrease in the discount rate would increase pension expense by approximately E 1 million per year. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. For our US plans, a 50 basis point decrease in the expected return on assets of principal plans would increase pension expense on our principal plans by approximately E 2 million per year. We assumed that the weighted average of long-term returns on our pension plans were 7.2% in 2002 and 7.4% in 2001. Further information on our principal pension plans is provided in Note
17.4 to our Consolidated Financial Statements, including disclosure of these assumptions.

     FILM AND TELEVISION REVENUES AND COSTS -- Vivendi Universal expenses the cost of film and television production over the applicable product life cycle based on the ratio of current period's gross revenues to the estimated remaining total gross revenues. These estimates are calculated based on an individual production basis. Estimates of total gross revenues can change for a variety of factors, including the level of market acceptance, advertising rates and subscriber fees. Television rights for sports, theatrical movies, series and other programs are charged to expense based on the life cycle of the program over the license period. Estimates of usage of television network programming can change based on competition and audience acceptance. Accordingly, revenue estimates and planned usage are reviewed periodically and are revised if necessary. A change in revenue projections or planned usage could have an impact on our results of operations. Costs of film and television productions and programming rights are subject to valuation adjustments pursuant to the applicable accounting rules. If actual demand or market conditions are less favorable than our projections, potentially significant film, television or programming cost write-downs may be required.

     MUSIC ADVANCES TO ARTISTS -- For established artists, Vivendi Universal capitalizes advances and direct costs associated with the creation of record masters and expenses these costs as the related royalties are earned or when the amounts are determined to be unrecoverable. An established recording artist is an artist whose past performance and current popularity provides a sound basis for estimating the recoverability of the advance. Advances to artists who are not established are expensed as incurred. Estimates of recoverability can change based on the current popularity of the artist based on sales through the reporting period. If it appears that a portion of the advance is not recoverable from royalties to be earned by the artist, a provision is made in the period that a loss becomes apparent.

     FINANCIAL INSTRUMENTS -- Vivendi Universal uses various techniques designed to manage risk and costs associated with its financing. Vivendi Universal commonly uses exchangeable debt, which represents long-term debt exchangeable for common stock of another publicly traded company or Vivendi Universal itself. Generally, the bondholder may choose to receive either cash or the underlying security at settlement. Should the underlying security decline in value, this may result in the recording of an allowance related to the valuation of the security by Vivendi Universal and could result in the bondholder electing to receive cash at settlement. In addition, Vivendi Universal uses various derivative financial instruments to hedge exposure to fluctuations in interest rates, currency exchange rates and investments in debt and equity securities.

     RECEIVABLES FROM EQUITY AFFILIATES -- Vivendi Universal holds minority interest receivables in companies having operations or technology in areas within or adjacent to its strategic focus. Some of these companies are publicly traded and their share prices are highly volatile while some of these companies are non-publicly traded and their value is difficult to determine. Vivendi Universal records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary, and records an allowance for receivables if recoverability is uncertain. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments or receivables, thereby possibly requiring an impairment charge in the future.

     DEFERRED TAX ASSETS -- Vivendi Universal records deferred tax assets in the amount that it believes is more likely than not to be realized. While we have future taxable income and ongoing prudent and feasible tax planning strategies, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should Vivendi Universal determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

     CONTINGENCIES -- Vivendi Universal records liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators. Further information on commitments and contingencies is included in Note 11 to our Consolidated Financial Statements.

                             RESULTS OF OPERATIONS

EARNINGS SUMMARY

                                                        YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------
                                                     ACTUAL                    PRO FORMA(3)
                                        --------------------------------   ---------------------
                                         2002(1)      2001      2000(2)      2002        2001
                                        ---------   ---------   --------   ---------   ---------
                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES..............................  E  58,150   E  57,360   E 41,580   E  28,729   E  27,733
OPERATING INCOME......................      3,788       3,795      1,823       2,037       2,113
Financial expenses, net...............     (1,333)     (1,455)    (1,288)       (624)       (724)
Financial provisions..................     (2,895)       (482)      (196)     (2,786)       (410)
Other income (expense)................       (514)          9        722        (658)         26
                                        ---------   ---------   --------   ---------   ---------
INCOME (LOSS) BEFORE EXCEPTIONAL
  ITEMS, INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST...................       (954)      1,867      1,061      (2,031)      1,005
Exceptional items, net................      1,049       2,365      3,812         561       2,328
Income tax expense....................     (2,556)     (1,579)    (1,009)     (2,319)     (1,043)
                                        ---------   ---------   --------   ---------   ---------
INCOME (LOSS) BEFORE GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST...................     (2,461)      2,653      3,864      (3,789)      2,290
Equity in earnings of disposed
  businesses(1).......................         17          --         --          --          --
Equity in losses of unconsolidated
  companies...........................       (294)       (453)      (306)       (266)       (802)
Goodwill amortization.................     (1,277)     (1,688)      (634)     (1,040)     (1,438)
Goodwill impairment...................    (18,442)    (13,515)        --     (18,442)    (12,519)
                                        ---------   ---------   --------   ---------   ---------
INCOME (LOSS) BEFORE MINORITY
  INTEREST............................    (22,457)    (13,003)     2,924     (23,537)    (12,469)
Minority interest.....................       (844)       (594)      (625)       (571)       (759)
                                        ---------   ---------   --------   ---------   ---------
NET INCOME (LOSS).....................  E (23,301)  E (13,597)  E  2,299   E (24,108)  E (13,228)
                                        =========   =========   ========   =========   =========
EARNINGS (LOSS) PER SHARE
  Basic...............................  E  (21.43)  E  (13.53)  E   3.63   E  (22.17)  E  (12.81)
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING(4)
  Basic...............................    1,087.4     1,004.8      633.8         n/a         n/a
Net cash provided by operating
  activities..........................  E   4,670   E   4,500   E  2,514         n/a         n/a
Net cash provided by (used for)
  investing activities................        405       4,340     (1,481)        n/a         n/a
Net cash used for financing
  activities..........................     (3,792)     (7,469)      (631)        n/a         n/a

---------------

(1) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the equity in (losses) earnings of businesses which were sold during the year on one line in the consolidated statement of income as "equity in (losses) earnings of disposed businesses." Disposed businesses include all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the divestiture of which was completed in February 2003) and Comareg (the divestiture of which was completed in May 2003).

(2) Reflects changes in accounting principles and financial statement presentation adopted in 2001, as discussed in "--Comparability--Changes in Accounting Principles and Financial Statement Presentation."

(3) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi, in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Veolia Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

(4) Excludes treasury shares recorded as a reduction of shareholders' equity.

COMPARISON OF 2002 VERSUS 2001

     Where indicated, the following comparison of 2002 versus 2001 discusses results of operations on both an actual basis and a pro forma basis. Pro forma results of operations reflects the effect of the acquisitions of the entertainment assets of USAi, Maroc Telecom and MP3.com, disposition of certain interests in Veolia Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. See Note 2 to our Consolidated Financial Statements for further information on pro forma results of operations.

 REVENUES

     Actual -- Total revenues increased 1% (3% on a constant currency basis) from E 57.4 billion in 2001 to E 58.1 billion in 2002, primarily reflecting the acquisition in May 2002 of USAi's entertainment assets, partially offset by the fact that revenues generated by Vivendi Universal Publishing operations sold in 2002 are not included in 2002 revenues whereas they are included in 2001 revenues. See the discussion in "-- Comparability."

     Pro Forma -- On a pro forma basis, revenues increased 4% (6% on a constant currency basis) from E 27.7 billion in 2001 to E 28.7 billion in 2002, with Cegetel Group leading revenue increases in all our operating segments other than Universal Music Group.

     For an analysis of revenues by business segment, see "-- Business Segment Results."

 COST OF REVENUES

     Cost of revenues represented 69.8% of revenues or E 40.6 billion in 2002 compared to 68.9% of revenues or E 39.5 billion in 2001. The loss in gross margin came from: Canal+ Group, due to increases in programming costs and the write-off of films at Studio Canal, Universal Music due to declining revenues and higher Artist & Repertoire (A&R) and royalty costs, the deconsolidation of Publishing businesses sold which operated at gross margins of 50% and Veolia Environnement, mainly due to negative impact of currency exchange rates. Cegetel and Maroc reported margin improvements as the result of managing costs efficiently as revenues rose, in particular thanks to productivity gains in interconnection and network costs at Cegetel. Vivendi Universal Entertainment's margins improved mainly due to the inclusion of eight months of performance of USA Entertainment assets in 2002. USA Entertainment assets include USA Networks, Sci Fi Channel as well as the highly profitable Law & Order franchise. The full year consolidation of Maroc Telecom and the seven-month consolidation of USAi entertainment assets also contributed to the E 1.1 billion increase in cost of revenues.

 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses represented 22.2% of revenues or E 12.9 billion in 2002 compared to 23.9% of revenues or E 13.7 billion in 2001. In relation to revenues, the cost improvements are attributed to the deconsolidation of the Publishing businesses sold as they carried higher selling, general and administrative costs at 38% of revenues compared to the group average and cost management at Cegetel and Maroc Telecom, which reflects the effect of economies of scale as fixed costs were spread over a larger revenue base and the contributive margin from the acquired USAi entertainment assets at Vivendi Universal Entertainment. These improvements were offset by a significant increase in expenses at Holding and Corporate related to pensions and insurance.

 OPERATING INCOME

     Actual -- Total operating income was unchanged at E 3.8 billion in 2002 compared to 2001 as increases in cost of revenues and other operating expenses were offset by a decline in selling, general and administrative expenses.

     Pro Forma -- On a pro forma basis, operating income declined 4% (1% on a constant currency basis) from E 2.1 billion to E 2.0 billion as increases in cost of revenues and other operating expenses were partially offset by a decline in selling, general and administrative expenses. Operating income in our six core operating segments increased 18% (21% on a constant currency basis) from E 2.7 billion to E 3.2 billion, primarily reflecting strength at Cegetel Group and reduced losses at Canal+ Group. However, operating losses incurred by other businesses, including holding and corporate, at E 1.1 billion, more than offset the overall improvement in our core businesses.

     For an analysis of operating income (loss) by business segment, see "-- Business Segment Results."

 Financial Expenses, Net

     In 2002, net financial expenses amounted to E 1.3 billion, a decline of 8% compared to 2001. The sales of Houghton Mifflin, the majority of Vivendi Universal Publishing's other operations, our investment in EchoStar and a portion of our interest in Veolia Environnement at the end of the year significantly reduced our debt level. However, the first half of the year included the cost of financing the acquisition of the entertainment assets of USAi and EchoStar. The average cost of debt in 2002 was 4.1% (excluding Veolia Environnement) compared to 4.0% in 2001. Of the total financing costs in 2002, E 683 million pertained to Veolia Environnement, which was deconsolidated at the end of the year.

 Financial Provisions

     Financial provisions increased significantly in 2002 to E 2.9 billion from E 482 million in 2001, primarily due to non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other-than-temporary declines. The most significant provisions related to: the investment in Elektrim Telecommunikacja (E 609 million); the USAi warrants (E 454 million); interest rate swaps (E 261 million); Vivendi Universal call option premium (E 226 million); investments in UGC and UGC Cine Cite (E 220 million); investments in international telecoms operations (E 175 million); and the investment in DuPont shares (E 173 million). For additional details, see Note 10 to our Consolidated Financial Statements.

 Other Income (Expense)

     Other income (expense) is principally comprised of capital gains on the sale of portfolio investments, foreign exchange gains or losses and dividends from unconsolidated companies. Other expense of E 514 million was incurred in 2002 compared to other income earned of E 9 million in 2001. In 2002, other expense was primarily comprised of expenses of E 589 million related to the buy-back of Vivendi Universal puts and E 193 million in fees related to the renegotiation of credit facilities resulting from the liquidity crisis, partially offset by capital gains of E 255 million (primarily related to the sale of Vinci shares and divestitures by Veolia Environnement), E 58 million in dividends from unconsolidated companies and foreign exchange gains of E 24 million. In 2001, other income was primarily comprised of capital gains of E 143 million, principally related to the sale of Sante Luxembourg and St. Gobain shares, foreign exchange gains of E 51 million, dividends from unconsolidated companies of E 13 million and E 71 million premium expense on the buy-back of Vivendi Universal puts.

 Exceptional Items, Net

     As discussed above under "--Comparability--Changes in Accounting Principles and Financial Statement Presentation," the definition of exceptional items was restricted in 2001 to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. In 2002, net exceptional income totaled E 1 billion, the principal components of which were capital gains on the divestiture of and/or dilution of our interest in other companies, including: E 1.6 billion for BSkyB; E 1.4 billion for Veolia Environnement; E 329 million for Vivendi Universal Publishing's European publishing operations; E 172 million for Canal Digital and E 90 million for Vizzavi Europe. Partially offsetting these gains were capital losses on the divestitures of Houghton Mifflin (E 822 million), EchoStar (E 674 million), Vivendi Universal Publishing's business-to-business and health divisions (E 298 million) and Sithe (E 232 million), and a E 360 million provision related to the anticipated sale of Telepiu.

     Net exceptional income in 2001 totaled E 2.4 billion, the principal components of which were capital gains on the divestiture of and/or dilution of our interest in other companies, including: E 1 billion on the BSkyB transactions, E 712 million on the disposition of AOL France, E 151 million on the sale of Eurosport, E 116 million on the sale of a 9.3% interest in Veolia Environnement (net of E 10 million in fees), E 125 million on the sale of Havas Advertising and E 121 million on the Dalkia/EDF transactions.

 Income Taxes

     In 2002, income tax expense totaled E 2.6 billion, an increase of 62% over the prior year. Of the total, approximately E 1.1 billion related to recurring operations, including E 544 million for Cegetel Group, and E 1.0 billion related to exceptional items (mainly the use of deferred tax), which did not generate any cash outflow. Cegetel Group and Maroc Telecom are not part of our consolidated tax group, which has the effect that losses elsewhere in the group are not available to offset profits taxable at those entities. As a result, excluding exceptional items, goodwill amortization, equity losses and minority interest, Vivendi Universal's effective tax rate in 2002 was 84% compared to 40.8% in 2001.

 Equity in Earnings of Disposed Businesses

     Equity in earnings of disposed businesses was E 17 million in 2002. Disposed businesses include all of Vivendi Universal Publishing's operations excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the divestiture of which was completed in February 2003) and Comareg (the divestiture of which was completed in May 2003).

 Equity in Losses of Unconsolidated Companies

     In 2002, equity in losses of unconsolidated companies decreased 35% to E 294 million primarily due to decreased losses from Internet affiliates and Canal+ Group. Partially offsetting these improvements was the loss of equity income following the May 2002 acquisition and consolidation of the entertainment assets of USAi, which had previously been accounted for using the equity method, and increased losses at international telecoms affiliates.

 Goodwill Amortization

     In 2002, recurring goodwill amortization declined 24% to E 1.3 billion, primarily due to the impact of goodwill impairment charges taken in prior periods.

 Goodwill Impairment

     In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some media and telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, E 18.4 billion of goodwill was written down in 2002, including E 11 billion recorded as of June 30, 2002.

     This exceptional goodwill impairment is broken down as follows:

     - E 5.3 billion for Universal Music Group;

     - E 6.5 billion for Vivendi Universal Entertainment;

     - E 5.4 billion for Canal+ Group; and

     - E 1.2 billion for international telecoms and Internet assets.

     As previously permitted under French GAAP, a portion of the goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction to shareholders' equity, in proportion to the amount of the related purchase price paid in shares. Upon the recommendation of the COB, Vivendi Universal determined the total goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders' equity, as adjusted for accumulated goodwill amortization recorded since the acquisition. However, the impairment charge does not reflect any proportional "theoretical" impairment of goodwill originally recorded as a reduction of shareholders' equity. The "theoretical" goodwill impairment for 2002 amounts to E 0.7 billion.

     For further discussion of goodwill impairment, see Note 3 to our Consolidated Financial Statements.

 Minority Interest

     In 2002, minority interest expense increased 42% to E 844 million, primarily due to the May 2002 acquisition of the entertainment assets of USAi, the dilution of our interest in Veolia Environnement and improved profitability at Cegetel Group.

 Net Income (Loss) and Earnings (Loss) Per Share

     A net loss of E 23.3 billion or E 21.43 per share (basic and diluted) was incurred in 2002, compared with a net loss of E 13.6 billion or E 13.53 per share (basic and diluted) in 2001.

 Adjustments to Conform to US GAAP

     Net Income -- For the years ended December 31, 2002 and 2001, the net loss under US GAAP was E 44,447 million and E 1,172 million, respectively, compared to a net loss of E 23,301 million and E 13,597 million under French GAAP. The most significant reconciling item in both periods was goodwill impairment. In 2001, under French GAAP, following the market decline particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of E 12.9 billion (E 12.6 billion after minority interest concerning Veolia Environnement). Under US GAAP, according to SFAS 121, no impairment was indicated as of December 31, 2001, and accordingly the goodwill impairment charge accounted for under French GAAP was reversed, increasing US GAAP net income in 2001 by approximately E 12.6 billion. In 2002, under French GAAP, in light of the deteriorating economic conditions and the impact of the higher financing cost for Vivendi Universal, an additional impairment charge of approximately E 18.4 billion was recorded. Under US GAAP, Vivendi Universal adopted SFAS 142 and 144 and recorded an impairment charge of E 38.3 billion. Another reconciling item, specific to 2002 and 2001, resulted from the differential accounting treatment for the sale of our investment in BSkyB, which decreased

US GAAP net income by approximately E 1,417 million in 2002 and increased US GAAP net income by approximately E 73 million in 2001.

     Operating Income -- In 2001 and prior years, the most significant reconciling item between French and US GAAP operating income was goodwill amortization. Under French GAAP, goodwill amortization is excluded from operating income, while under US GAAP goodwill amortization was included as a component of operating income. Under US GAAP, with the adoption of SFAS 142 in 2002, Vivendi Universal ceased amortizing goodwill thus eliminating this reconciling item. In 2002, the accounting for Vivendi Universal's investment in Veolia Environnement gave rise to a reconciling item specific only to that year. Under French GAAP, Vivendi Universal consolidated its investment in Veolia Environnement until December 31, 2002, when Vivendi Universal reduced its ownership interest in Veolia Environnement from 41% down to 20.4%. Until that date, Vivendi Universal held more than 40% of Veolia Environnement's outstanding shares and no other shareholder held, directly or indirectly, a greater proportion of Veolia Environnement's voting rights than Vivendi Universal. Under US GAAP, the equity method of accounting was applied beginning July 1, 2002, the date at which Vivendi Universal's equity and voting interest was reduced to 48%. While this difference between French GAAP and US GAAP had no impact on the reconciliation of shareholders' equity, net income and comprehensive income to US GAAP, it is a reconciling item at the operating income level. The most significant reconciling items impacting operating income in all periods presented relate to exceptional items and proportionate consolidation. French GAAP defines exceptional items differently from the definition of extraordinary items under US GAAP. None of the items included in exceptional items under French GAAP qualify as extraordinary items under US GAAP. Consequently, these items are reclassified to the appropriate income statement captions determined under US GAAP. Under French GAAP, exceptional items are excluded from operating income. Under US GAAP, with the exception of gains and losses on sales of shares of affiliated companies, exceptional items have been included in the determination of operating income. Gains and losses on sales of shares of affiliated companies are classified as other income (loss), which is not a component of operating income under US GAAP. Under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. Under US GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held. Summarized financial information for investments accounted for using the proportionate consolidation method is provided in Note 4 to our Consolidated Financial Statements. While this difference in accounting policy has no effect on either net income or shareholders' equity, it is a reconciling item at the operating income level.

     For further discussion of the significant items in reconciling French GAAP and US GAAP, as they apply to the Vivendi Universal, see Note 17 to our Consolidated Financial Statements.

COMPARISON OF 2001 VERSUS 2000

 REVENUES

     Total revenues increased 38% to E 57.4 billion in 2001, primarily due to the inclusion of full twelve-month results of the acquired Seagram's operations in 2001 (compared to twenty-three days in 2000) and the impact of the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com.

     For a detailed analysis of revenues by business segment, see "--Business Segment Results."

  COST OF REVENUES

     Cost of revenues represented 68.9% of revenues or E 39.5 billion in 2001 compared to 72.6% of revenues or E 30.2 billion in 2000. The gross margin improvement was due to reduction of handset costs at Cegetel and the mix effect of including the Music business for a full twelve months in 2001 versus less than one month in 2000. Music reported a gross margin of 55% in 2001. The E 9.3 billion increase in cost of revenues is primarily due to: growth at the Cegetel and Veolia Environnement units plus the full year consolidation of Universal Music Group, Vivendi Universal Entertainment (formerly Universal Studios Group) and the part year consolidations of Maroc Telecom and Houghton Mifflin.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses represented 23.9 % of revenues or E 13.7 billion compared to 21.7% of revenues or E 9.0 billion in 2000. The increase in these expenses relative to revenues is primarily due to the inclusion of the Music business for a full twelve months in 2001 versus less than one month in 2000. The Music business reported a higher ratio compared to the group average of selling, general and administrative expenses to revenues of 44% in 2001. In addition, the Internet and Holding costs were higher due to the expansion of activities in these areas. Cegetel reduced expenses as a percentage of revenues due to the effect of economies of scale as fixed costs were spread over a larger revenue base. The E 4.7 billion increase in these expenses is primarily due to the full year consolidation of Universal Music Group, Vivendi Universal Entertainment (formerly Universal Studios Group) and the part year consolidations of Maroc Telecom and Houghton Mifflin.

  OPERATING INCOME

     In 2001, total operating income more than doubled to E 3.8 billion, principally due to the inclusion of full twelve-month results of the acquired Seagram's operations in 2001 and the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, as discussed above.

     For a detailed analysis of operating income by business segment, see "--Business Segment Results."

  Financial Expenses, Net

     In 2001, net financial expenses at E 1.5 billion, increased E 167 million or 13%, as a higher average level of debt associated with our acquisitions was partially offset by a lower average cost of debt of 4.02% compared to 5.15% in 2000.

  Financial Provisions

     Financial provisions increased 146% in 2001 to E 482 million, primarily due to non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other than temporary declines.

  Other Income (Expense)

     Other income (expense) is principally comprised of capital gains on the sale of portfolio investments, foreign exchange gains or losses and dividends from unconsolidated companies. Other income declined E 713 million in 2001 to E 9 million, primarily due to reduced capital gains on the sale of portfolio investments. In 2001, capital gains were E 143 million, primarily related to the sale of Sante Luxembourg and St. Gobain shares. In 2000, capital gains were E 702 million, primarily related to the sale of Alcatel shares and treasury stock. Other income in 2001 also included E 51 million of foreign exchange gains, E 13 million of dividends from unconsolidated companies and E 71 million premium expense on the buy-back of Vivendi Universal puts.

  Exceptional Items, Net

     In 2001, net exceptional income totaled E 2.4 billion, the principal components of which were capital gains on the divestiture of and/or dilution of our interest in other companies, including: E 1 billion on the BSkyB transactions, E 712 million on the disposition of AOL France, E 151 million on the sale of Eurosport, E 116 million on the sale of 9.3% interest in Veolia Environnement (net of E 10 million in fees), E 125 million on the sale of Havas Advertising and E 121 million on the Dalkia/EDF transactions.

     Net exceptional income in 2000 totaled E 3.8 billion, the principal components of which were gains of: E 780 million on the dilution of our interest in Veolia Environnement due to its IPO (initial public offering), E 735 million in the Dalkia/EDF transactions, E 534 million and E 473 million on the dilution of our interests in Vinci and BSkyB, respectively, E 408 million on the Lagardere/CanalSatellite/MultiThematiques alliance, E 372 million on the dilution of our interest in Sithe and sale of the GPU power plants and E 178 million on the dilution of our interest in Havas Advertising.

  Income Taxes

     In 2001, our income and deferred tax provision increased 56% to E 1.6 billion, primarily due to the inclusion of full twelve-month results of the acquired Seagram operations in 2001 (compared to twenty-three days in 2000). Excluding exceptional items, goodwill amortization, equity losses and minority interest, Vivendi Universal's effective tax rate in 2001 was 40.8%.

  Equity in Losses of Unconsolidated Companies

     In 2001, equity in losses of unconsolidated companies increased 48% to E 453 million, primarily due to increased losses from Internet affiliates, principally Vizzavi and Scoot.com, which increased 200% to E 291 million. Losses at Canal+ Group's affiliates more than doubled to E 236 million, primarily due to the poor performance of operations in Poland. Partially offsetting these increases was the divestiture of BSkyB, which reduced equity losses by E 119 million year-on-year. In 2001, equity earnings of USAi also had a positive impact of E 141 million.

  Goodwill Amortization

     In 2001, recurring goodwill amortization increased to almost E 1.7 billion, primarily due to the inclusion of a full twelve-months of goodwill amortization related to the merger with Seagram and Canal+.

  Goodwill Impairment

     Our 2001 annual review for impairment of the carrying value of long-lived assets resulted in a non-recurring, non-cash charge of E 13.5 billion. This charge is comprised of the following:

     - E 3.1 billion for Universal Music Group;

     - E 1.3 billion for Universal Studios Group;

     - E 6.0 billion for Canal+ Group;

     - E 1.6 billion for international telecoms and Internet assets;

     - E 0.9 billion for Veolia Environnement (including E 0.3 billion minority interest); and

     - E 0.6 billion for equity investments.

  Minority Interest

     In 2001, minority interest, at E 594 million, decreased 5%. The merger with Seagram and acquisition of an interest in Maroc Telecom increased minority interest by approximately E 174 million, and improved profitability at Cegetel Group increased minority interest by approximately E 247 million. Offsetting these increases were reductions of approximately E 459 million related to our environmental services businesses (including E 0.3 billion related to the goodwill impairment charge) and E 106 million related to the divestiture of non-core businesses.

  Net Income (Loss) and Earnings (Loss) Per Share

     A net loss of E 13.6 billion or E 13.53 per share (basic and diluted) was incurred in 2001, compared with net income earned of E 2.3 billion or E 3.63 per basic share in 2000.

                            BUSINESS SEGMENT RESULTS

                                                     YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------
                                                   ACTUAL                PRO FORMA(3)
                                         ---------------------------   -----------------
                                         2002(1)    2001     2000(2)    2002      2001
                                         -------   -------   -------   -------   -------
                                                          (IN MILLIONS)
REVENUES
  Cegetel Group........................  E 7,067   E 6,384   E 5,129   E 7,067   E 6,384
  Universal Music Group................    6,276     6,560       495     6,276     6,560
  Vivendi Universal Entertainment......    6,270     4,938       194     6,978     6,874
  Canal+ Group.........................    4,833     4,563     4,054     4,742     4,563
  Maroc Telecom........................    1,487     1,013        --     1,487     1,351
  Vivendi Universal Games(4)...........      794       657       572       794       657
                                         -------   -------   -------   -------   -------
                                          26,727    24,115    10,444    27,344    26,389
  Other(5)(7)..........................    1,385     1,289     2,667     1,385     1,344
                                         -------   -------   -------   -------   -------
  Total Vivendi Universal (excluding
     businesses sold in 2002)..........   28,112    25,404    13,111    28,729    27,733
  Veolia Environnement.................   30,038    29,094    26,294        --        --
                                         -------   -------   -------   -------   -------
                                          58,150    54,498    39,405    28,729    27,733
  VUP assets sold during 2002(6)(7)....       --     2,862     2,175        --        --
                                         -------   -------   -------   -------   -------
                                          58,150    57,360    41,580    28,729    27,733
                                         =======   =======   =======   =======   =======
OPERATING INCOME (LOSS)
  Cegetel Group........................    1,449       928       453     1,449       928
  Universal Music Group................      556       719        86       556       719
  Vivendi Universal Entertainment......      816       300       (13)      946       928
  Canal+ Group.........................     (325)     (374)     (341)     (295)     (374)
  Maroc Telecom........................      468       387        --       468       475
  Vivendi Universal Games(4)...........       63        18       (41)       63        18
                                         -------   -------   -------   -------   -------
                                           3,027     1,978       144     3,187     2,694
  Holding & Corporate..................     (665)     (326)     (212)     (665)     (326)
  Other(5)(7)..........................     (485)     (244)      192      (485)     (255)
                                         -------   -------   -------   -------   -------
  Total Vivendi Universal (excluding
     businesses sold in 2002)..........    1,877     1,408       124     2,037     2,113
  Veolia Environnement.................    1,911     1,964     1,589        --        --
                                         -------   -------   -------   -------   -------
                                           3,788     3,372     1,713     2,037     2,113
  VUP assets sold during 2002(6)(7)....       --       423       110        --        --
                                         -------   -------   -------   -------   -------
                                         E 3,788   E 3,795   E 1,823   E 2,037   E 2,113
                                         =======   =======   =======   =======   =======

---------------

(1) December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23 100 of the French rules 99-02 and has presented the results of businesses sold during 2002 on one line in the consolidated statement of income as "equity in earnings of disposed businesses." Disposed businesses include all of Vivendi Universal Publishing's operations excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the divestiture of which was completed in February 2003) and Comareg (the divestiture of which was completed in May 2003).

(2) Reflects changes in accounting principles and financial statements presentation adopted in 2001, as discussed in "--Comparability--Changes in Accounting Principles and Financial Statement Presentation."

(3) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi, in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Veolia Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

(4) Formerly part of Vivendi Universal Publishing. Includes Kids Activities e.g. Adi/Adibou in France and Jumpstart in the US.

(5) Principally comprised of Vivendi Telecoms International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and Vivendi Universal Publishing assets not sold during 2002 (Consumer Press Division, Comareg and the Brazilian operations -- Atica & Scipione).

(6) Comprised of Vivendi Universal Publishing's European publishing assets (excluding those described in note 5 above) and Houghton Mifflin sold in December 2002 and Vivendi Universal Publishing's Business to Business and Health divisions sold in June 2002.

(7) The presentation of "Other" and "Vivendi Universal Publishing assets sold in 2002" differs from the disclosure in our Business Segment Data in Note 12.2 to our Consolidated Financial Statements. In Note 12.2, "Publishing excluding Games" includes both assets sold and assets retained. In the table above, publishing assets sold are reflected as a separate line item.

                                 CEGETEL GROUP

                                                     YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------
                                                   ACTUAL                  PRO FORMA
                                         ---------------------------   -----------------
                                          2002      2001      2000      2002      2001
                                         -------   -------   -------   -------   -------
                                                          (IN MILLIONS)
REVENUES
  Mobile...............................  E 6,146   E 5,606   E 4,626   E 6,146   E 5,606
  Fixed and Other......................      921       778       503       921       778
                                         -------   -------   -------   -------   -------
     Cegetel Group.....................    7,067     6,384     5,129     7,067     6,384
                                         =======   =======   =======   =======   =======
OPERATING INCOME (LOSS)
  Mobile...............................    1,552     1,107       630     1,552     1,107
  Fixed and Other......................     (103)     (179)     (177)     (103)     (179)
                                         -------   -------   -------   -------   -------
     Cegetel Group.....................  E 1,449   E   928   E   453   E 1,449   E   928
                                         =======   =======   =======   =======   =======

  2002 versus 2001

     In 2002, Cegetel Group's revenues increased 11% to E 7.1 billion and operating income increased 56% to E 1.4 billion. The improved results reflect strong performances at both our mobile and fixed telephony divisions.

  Mobile:

     In 2002, despite a slowdown in overall market growth, SFR's revenues increased 10% to E 6.1 billion. This revenue growth was driven primarily by growth in the number of customers, which increased 8% to 13.55 million (13.18 million customers excluding SRR, SFR's subsidiary in La Reunion, an overseas department of France). The number of prepaid customers increased 2% to 6.36 million, while the number of postpaid customers increased 13% to 7.19 million.

     In 2002, SFR's operating income increased 40% to E 1.55 billion. The improvement in operating margin reflects the effect of economies of scale, as fixed costs are being spread over a larger revenue base, and reduced customer acquisition costs, which declined 5% year-on-year.

  Fixed and Other:

     In 2002, revenue generated by Cegetel Group's fixed telephony and other services grew 18% to E 921 million, primarily due to the introduction of customer pre-selection for local calls on January 1, 2002 and an increase in subscribers. Total voice traffic minutes increased 58% year-on-year, while data and Internet traffic revenues increased 11%.

     Cegetel Group's fixed telephony and other services operating losses declined 43% year-on-year to E 103 million primarily due to increased revenues and continued cost control measures.

  2001 versus 2000

     In 2001, Cegetel Group's revenues increased 24% to E 6.4 billion and operating income more than doubled to E 928 million. The significantly improved results reflect the strong performance at both our mobile and fixed telephony divisions.

  Mobile:

     In 2001, SFR's revenues increased 21% to E 5.6 billion. SFR's revenue growth was driven primarily by growth in the number of customers, which increased 24% to 12.6 million customers (12.2 million customers excluding SRR, SFR's subsidiary in La Reunion). The number of prepaid customers increased 44% to 6.2 million, while the number of postpaid customers increased 9% to 6.4 million.

     In 2001, SFR's operating income increased 76% to E 1.1 billion. The improvement in operating margin reflects the effect of economies of scale, as fixed costs are being spread over a larger revenue base, and reduced customer acquisition costs, which declined 23% year-on-year.

  Fixed and Other:

     In 2001, revenue generated by Cegetel Group's fixed telephony and other services grew 55% to E 778 million, primarily due to an increase in the number of subscribers. Total voice traffic minutes increased 36% year-on-year, while data and Internet traffic revenues increased 49%.

     Cegetel Group's fixed telephony and other services operating losses increased 1% year-on-year to E 179 million primarily due to start-up costs on new business.

                             UNIVERSAL MUSIC GROUP

                                                     YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------
                                                   ACTUAL                  PRO FORMA
                                         ---------------------------   -----------------
                                          2002      2001     2000(1)    2002      2001
                                         -------   -------   -------   -------   -------
                                                          (IN MILLIONS)
REVENUES
  North America........................  E 2,772   E 2,921   E   179   E 2,772   E 2,921
  Europe...............................    2,588     2,655       229     2,588     2,655
  Far East.............................      588       671        60       588       671
  ANZ/Africa...........................      139       137        10       139       137
  Latin America........................      190       176        17       190       176
                                         -------   -------   -------   -------   -------
     Universal Music Group.............    6,276     6,560       495     6,276     6,560
OPERATING INCOME
     Universal Music Group.............  E   556   E   719   E    86   E   556   E   719
                                         =======   =======   =======   =======   =======

---------------

(1) Includes twenty-three days of Universal Music Group's operations since the completion of the merger on December 8, 2000.

     2002 versus 2001

     The year 2002 was challenging for the music industry due to the combined effects of a downturn in the global economy, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space at retail outlets. Worldwide music sales were down as the music market witnessed an estimated global market decline of 9.5%. Double-digit declines were experienced in the US, Japan and Germany, with only France of the world's five major music markets reporting growth.

     While UMG outperformed the market, increasing its global market share, revenue declined 4% to E 6.3 billion due to the unfavorable market conditions and adverse currency movements, particularly the strengthening of the euro versus the dollar, and higher returns reserves. In constant currency, revenues declined 1%. In 2002, North American revenues were down 4% year-on-year due to the strengthening of the euro. On a constant currency basis, revenues were up 1% despite weak music market conditions, with sales in the overall North American music market estimated to have declined 10.6%. In Europe, where music sales are estimated to have declined 5.8%, UMG revenues were down 3% versus 2001, with solid growth in France more than offset by declines in UMG's European Music Club operations and in Germany. In Asia, where the music market is estimated to have declined 13.4%, UMG revenues were down 13% due to adverse currency movements, higher returns reserves and discounts. In constant currency, revenues were down 6%. Sales in the music market in ANZ/Africa were down an estimated 6.4% in 2002 after growing 5.9% last year. However, UMG revenues increased by 1% (5% in constant currency) due to a strong performance in South Africa. The Latin American music market contracted an estimated 8.2% in 2002. In this market, UMG revenues were down 13% due to adverse currency movements. In constant currency, revenues rose 4% with all key Latin America markets reporting growth.

     In 2002, operating income at UMG declined 23% (19% in constant currency) to E 556 million reflecting reduced margins on lower levels of activity and higher Artist and Repertoire (A&R) development costs and royalty costs, which were partly offset by reductions in overhead and marketing costs and gains on the sale of UMG's share of MTV Asia, real estate and other assets.

     UMG continues to focus on strengthening its worldwide leadership position and believes that it has a strong 2003 release schedule. However, the worldwide music market is expected to further decline in 2003. In this challenging environment, UMG continues to win market share. Despite continued focus on cost control, operating margin is expected to decline.

     2001 versus 2000

     As 2000 results only include twenty-three days of UMG operations since the completion of the merger on December 8, 2000, a comparison between 2001 and 2000 results is not meaningful.

                        VIVENDI UNIVERSAL ENTERTAINMENT

                                                     YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------
                                                   ACTUAL                  PRO FORMA
                                         ---------------------------   -----------------
                                          2002      2001     2000(1)    2002      2001
                                         -------   -------   -------   -------   -------
                                                          (IN MILLIONS)
REVENUES
  Universal Pictures Group.............  E 3,877   E 3,615             E 3,927   E 3,803
  Universal Television Group...........    1,522       333               2,199     2,134
  Universal Parks & Resorts and
     Other(2)..........................      871       990                 852       937
                                         -------   -------    -----    -------   -------
     Vivendi Universal Entertainment...    6,270     4,938      194      6,978     6,874
OPERATING INCOME (LOSS)
  Universal Pictures Group.............      662       376                 648       365
  Universal Television Group...........      430        11                 573       649
  Universal Parks & Resorts and
     Other(2)..........................     (276)      (87)               (275)      (86)
                                         -------   -------    -----    -------   -------
     Vivendi Universal Entertainment...  E   816   E   300    E (13)   E   946   E   928
                                         =======   =======    =====    =======   =======

---------------

(1) Includes twenty-three days of VUE (formerly USG) operations since the completion of the merger on December 8, 2000.

(2) Other includes primarily Spencer Gifts and Universal Operations Group.

     2002 versus 2001

     Vivendi Universal Entertainment (VUE) revenues in 2002 increased 27% to
E 6.3 billion principally due to the acquisition of the entertainment assets of USAi in May 2002. On a pro forma basis, VUE revenues increased 2% (5% on a constant currency basis) to E 7 billion, driven by increased revenues of Universal Pictures and Universal Television, which were partially offset by lower revenues at Universal Parks & Resorts and Other.

     VUE operating income reached E 816 million, up 172% on an actual basis. On a pro forma basis, VUE's operating income increased 2% (6% on a constant currency basis) to E 946 million, primarily as a result of strong video sales at Universal Pictures, partially offset by lower results at Universal Television, Universal Parks & Resorts and Other.

     Full year highlights by business segment, on a pro forma basis, include:

     Universal Pictures:

     Universal Pictures' revenues were E 3.9 billion, an increase of 3% versus the prior year (7% increase on a constant currency basis). The studio benefited from strong performance in home video and television, driven by prior years' theatrical releases, which included such titles as The Mummy, The Mummy Returns, The Fast and the Furious, and American Pie 2.

     Operating income increased 78% (85% on a constant currency basis) versus the prior year to E 648 million. Results were driven by strong video performance combined with lower film amortization expense as a result of a less robust 2002 film slate. The 2003 film slate includes several major releases, including Bruce Almighty, The Hulk, 2 Fast 2 Furious, Dr. Seuss' Cat in the Hat and Peter Pan. The commercial success of these films will be a particularly important factor for results in 2003.

  Universal Television:

     Universal Television revenues were E 2.2 billion, an increase of 3% from the prior year (6% increase on a constant currency basis). Universal Television Production's revenues increased 15%, to E 1 billion, due to increased license fees for continuing series, such as the Law & Order franchise and Just Shoot Me, and the success of new series, such as American Dreams. These results were partially offset by lower advertising revenues at Universal Television Networks as a result of the weak advertising market.

     Operating income decreased 12% from the prior year (down 9% on a constant currency basis) due to weakness in the advertising market in addition to higher programming costs from investments in new original programming at Universal Television Networks.

  Universal Parks & Resorts and Other:

     The Universal Parks & Resorts and Other segment revenues were E 852 million, down 9% versus the prior year (down 5% on a constant currency basis). Universal Parks & Resorts revenues, which represent roughly half of the segment's revenues, were down 11% on a constant currency basis as a result of lower management fees from theme park joint ventures and lower land sales. Lower theme park management fees reflect in part continued reduced travel and park visits following the September 11 terrorist attacks. Spencer Gifts' revenues were down 3% as a result of lower holiday sales.

     Operating income decreased 220% versus the prior year (down 238% on a constant currency basis). Lower management fees from theme park joint ventures, reduced land sales and lower holiday sales at Spencer Gifts contributed to the decline, but the primary driver was a E 107 million charge taken at Spencer Gifts. The write down effectively reduces the asset value of this non-core asset to its current market value.

     2001 versus 2000

     As 2000 results only include twenty-three days of VUE operations since the completion of the merger of Vivendi, Seagram and Canal+ on December 8, 2000, a comparison between 2001 and 2000 results is not meaningful.

                                  CANAL+ GROUP

                                                     YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------
                                                   ACTUAL                  PRO FORMA
                                         ---------------------------   -----------------
                                          2002      2001      2000      2002      2001
                                         -------   -------   -------   -------   -------
                                                          (IN MILLIONS)
REVENUES
  Pay-TV -- France.....................  E 2,652   E 2,530   E 2,427   E 2,652   E 2,530
  Film -- StudioCanal..................      455       429       328       455       429
  Other................................    1,726     1,604     1,299     1,635     1,604
                                         -------   -------   -------   -------   -------
     Canal+ Group......................    4,833     4,563     4,054     4,742     4,563
                                         =======   =======   =======   =======   =======
OPERATING INCOME (LOSS)
  Pay-TV -- France.....................      182       182       154       182       182
  Film -- StudioCanal..................      (91)     (162)       22       (91)     (162)
  Other................................     (416)     (394)     (517)     (386)     (394)
                                         -------   -------   -------   -------   -------
     Canal+ Group......................  E  (325)  E  (374)  E  (341)  E  (295)  E  (374)
                                         =======   =======   =======   =======   =======

     2002 versus 2001

     At Canal+ Group, revenues increased 6% to E 4.8 billion and operating losses declined by 13% to E 325 million. On a pro forma basis, which excludes the results of Universal Studios international television networks (now reported by VUE), Canal+ Group reported 4% revenue growth to E 4.7 billion and a 21% improvement in operating losses to E 295 million.

     Full year highlights by business line, on a pro forma basis adjusted as described above, include:

  Pay-TV -- France:

     In 2002, pay-TV revenues in France increased 5% to E 2.7 billion on overall subscription growth. At the end of 2002, in total, pay-TV activities in France (Canal+, CanalSatellite and NC Numericable) represented approximately 7 million subscriptions, an increase of 2% over the prior year end. At the French premium channel, Canal+, overall revenues were flat year-on-year as the full year impact of the 2001 fee increase was offset by a decline in subscriptions of 74,000. Canal+ ended the year with 4.8 million subscriptions. The revenue increase in the pay-TV -- France operations was attributable to the solid performance at CanalSatellite, which reached the two million subscription mark in December 2002 (representing a net increase of 224,000 new subscriptions). NC Numericable also performed strongly due to an increase in the number of subscribers to its Internet access service.

     In 2002, operating income from pay-TV in France was unchanged at E 182 million. The performance improvement in the business units in 2002 was offset by the reversal of a provision in 2001 and a change in the consolidation of multiThematiques in 2002 (100% consolidation of the loss in 2002, compared to equity in 2001).

  Film -- StudioCanal:

     In 2002, StudioCanal's revenues were up 6% to E 455 million. Revenues from UK operations (Working Title) compensated for lower film library revenues in France and a decline in distribution revenues in Germany.

     In 2002, StudioCanal reduced its operating loss by 44% to E 91 million. This loss is primarily attributable to the write-off of films on StudioCanal's balance sheet.

  Other:

     Other is primarily non-core activities comprised of international pay-TV, including Telepiu, Canal+ Benelux, Canal+ Nordic, Cyfra+, Canal+ Technologies and Expand, which have been or are in the process of being sold. Other revenues, at E 1.6 billion, were stable year-on-year. Revenue growth generated by the international pay-TV business units reflects a 20% increase in international subscriptions but was offset by a revenue decline at Canal+ Technologies (due to the ITV Digital and Winfirst bankruptcies).

     Operating losses improved slightly from E 394 million in 2001 to E 386 million in 2002. The improvement is primarily due to an approximate E 120 million reduction in operating losses at Telepiu reflecting increased revenues attributable to increased subscribers and reduced piracy following the introduction of new encryption technology. The reduced Telepiu losses were partially offset by restructuring costs at the holding company level.

     2001 versus 2000

     At Canal+ Group, revenues increased 13% to E 4.6 billion, while the operating loss increased 9.7% to E 374 million.

  Pay-TV -- France:

     Revenues increased 4% to E 2.5 billion primarily due to the strong performance of CanalSatellite. Total pay-TV France subscriptions at the end of 2001 were 6.8 million, a 2.5% increase compared to 2000, primarily reflecting digital platform growth, which added 224,000 subscriptions, up 14% compared to 2000.

     Operating income increased 18% to E 182 million due to the strong performance by CanalSatellite.

  Film -- StudioCanal:

     At StudioCanal revenues increased 30% to E 429 million reflecting the success of several films produced and/or distributed, including Hannibal and Crimson River in Germany, and Brotherhood of the Wolf, Traffic, What Women Want, Belphegor and Bridget Jones's Diary in France. Video and DVD sales also increased, driven by the success of Scary Movie, Chicken Run, Scream 3, Jamel and Brotherhood of the Wolf.

     An operating loss of E 162 million was incurred in 2001 compared to operating income earned of E 22 million in 2000, primarily due to higher film amortization on a larger film slate.

  Other:

     Other revenues, at E 1.6 billion, increased 23%, primarily due to the growth in European Pay-TV activities. Operating losses improved from E 517 million in 2000 to E 394 million in 2001. These losses were largely driven by Telepiu, which reduced its loss from its 2000 level but still suffered from piracy and increased churn. Canal+ Nordic strongly improved its performance in 2001, reducing its loss to near break-even, due to a significant decrease in churn.

                                 MAROC TELECOM

                                                   YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------
                                                  ACTUAL                  PRO FORMA
                                       ----------------------------   -----------------
                                        2002      2001       2000      2002      2001
                                       -------   -------   --------   -------   -------
                                                        (IN MILLIONS)
REVENUES
  Maroc Telecom......................  E 1,487   E 1,013         NA   E 1,487   E 1,351
OPERATING INCOME
  Maroc Telecom......................      468       387         NA       468       475

     The actual 2001 results only include nine months of Maroc Telecom's operations since the completion of its acquisition in April 2001. In order to present meaningful comparative information for assessing earnings trends at Maroc Telecom, the following discussion focuses on pro forma results, which include twelve months of operations in both 2002 and 2001.

     2002 versus 2001

     In 2002, revenues at Maroc Telecom increased to E 1.5 billion in 2002, up 10%. On a constant currency basis, revenues were up by 14%. Revenues grew in both our fixed-line and mobile business, with the substantial increase in the mobile subscriber base accounting for most of the increase. Fixed-line and international revenues represented 62% of 2002 total revenues, with mobile revenue accounting for the remaining 38% on a constant currency basis. At December 31, 2002, Maroc Telecom had over 4.5 million mobile users.

     Operating income decreased 1% (increased 1% on a constant currency basis) to E 468 million reflecting the impact of restructuring costs and amortization of the value of the acquired GSM license, both of which were recognized for the first time in 2002.

     2001 versus 2000

     The 2000 results do not include the operations of Maroc Telecom as it was only acquired in April 2001.

                            VIVENDI UNIVERSAL GAMES

                                                       YEAR ENDED DECEMBER 31,
                                                -------------------------------------
                                                       ACTUAL             PRO FORMA
                                                ---------------------   -------------
                                                2002    2001    2000    2002    2001
                                                -----   -----   -----   -----   -----
                                                            (IN MILLIONS)
REVENUES
  Vivendi Universal Games.....................  E 794   E 657   E 572   E 794   E 657
OPERATING INCOME (LOSS)
  Vivendi Universal Games.....................     63      18     (41)     63      18

     2002 versus 2001

     Revenues increased to E 794 million for the year, an increase of 21% over the prior year. On a constant currency basis, revenues were up 25%. Growth was driven by the company's continued strength in the PC games market, as well as its rapidly escalating presence in the console games market.

     Operating income was E 63 million for the year, an increase of E 45 million, over the prior year. The 2001 operating income included restructuring costs of approximately E 37 million. The balance of the increase in 2002 was due to higher gross profit on sales, partially offset by increased marketing and product development costs.

     2001 versus 2000

     Revenues increased in 2001 to E 657 million, an increase of 15% over the prior year, primarily due to the full year impact of the December 2000 acquisition of Universal Studio's interactive games business as part of the merger of Vivendi, Seagram and Canal+ S.A.

     Operating income in 2001 was E 18 million, an improvement over an operating loss of E 41 million in 2000. The turnaround reflects the improvement in operating efficiencies following the combination of the two companies. The 2001 operating income includes a restructuring charge of approximately E 37 million.

OTHER BUSINESSES

     Other businesses principally include:

     - Vivendi Telecom International (VTI) -- Operating income at VTI increased to E 44 million in 2002 from E 15 million in 2001, primarily reflecting the full consolidation of Monaco Telecom in the second half of 2001 and Kencell (Kenya) in December 2001.

     - Internet -- Operating losses incurred by our Internet businesses improved to E 232 million in 2002 from E 290 million in 2001. This improvement reflects our ongoing efforts to close unprofitable operations and control costs.

     - Other -- Other principally includes Vivendi Valorisation, the holder of real estate assets which we intend to sell. The operating loss in 2002 amounted to E 299 million primarily as a result of increased provisions related to the reduction in rental value of the real estate holdings.

     - Vivendi Universal Publishing assets not sold during 2002 -- Comprised of the Consumer Press division (Groupe Express-Expansion -- Groupe l'Etudiant) sold in February 2003, Comareg, sold in May 2003, and the Brazilian operations -- Atica & Scipione. These businesses generated operating income of E 2 million in 2002.

  Veolia Environnement

     In 2002, total revenues for Veolia Environnement increased 3% (5% on a constant currency basis) to E 30 billion. Revenues from core businesses, at E 28.1 billion, increased almost 6% (7% on a constant currency basis), of which 5% resulted from internal growth. The revenue growth was generated by new contracts for municipal and industrial outsourcing services, including several that combined the services of two or more divisions.

     Operating income declined 3% to E 1.9 billion. Operating income from core businesses rose 2% (3% on a constant currency basis) in 2002 while the contribution from non-core businesses was down due to divestitures made during the year. All core business contributed to operating income growth. In the Water division, the good level of business activity in France, the gradually increasing impact of outsourcing contracts won outside of France and the turnaround of Vivendi Water Systems offset the slowdown in the industrial equipment market in the United States and higher insurance costs. The Waste division benefited from measures taken to improve profitability. In the Energy Services division, growth was primarily attributable to the integration of the Italian company SIRAM and developments in Northern and Central Europe. In the Transportation division, new contracts signed in Europe and the United States more than offset the cancellation of the South Central contract in the United Kingdom. FCC's operating income increased principally due to its service businesses.

     Veolia Environnement's published figures may differ from the figures presented in Vivendi Universal's Consolidated Financial Statements, primarily due to the elimination of non-material intercompany transactions. Moreover, Vivendi Universal's definition of operating income differs from Veolia Environnement's definition of EBIT utilized in their December 31, 2002 accounts, which does not include restructuring charges of E 56 million.

  Vivendi Universal Publishing Assets Sold in 2002

     Vivendi Universal Publishing assets sold in 2002 include the European publishing operations (excluding those described above) and Houghton Mifflin, both of which were sold in December 2002 and the Business to Business and Health divisions sold in June 2002.

  Holding & Corporate

     Holding and corporate expenses doubled year-on-year from E 326 million in 2001 to E 665 million in 2002. The key drivers of this increase were a E 122 million provision for headquarters restructuring, E 92 million in pension and benefits charges primarily related to North American employees, a E 28 million one-time provision for risk on a vacant lease and a E 56 million exceptional insurance charge.

IMPACT OF INFLATION

     Inflation did not have a material effect on our financial results during the year ended December 31, 2002.

FOREIGN CURRENCY

     Vivendi Universal is exposed to changes in foreign currency exchange rates. Currency fluctuations may adversely affect its operational and financial earnings. In seeking to minimize the risks and costs associated with currency fluctuations, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage foreign currency exchange rate. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes. For more information on Vivendi Universal's foreign currency risk management, see "Item 11--Quantitative and Qualitative Disclosures About Market Risk."

LIQUIDITY AND CAPITAL RESOURCES

     Financial Position -- At December 31, 2002, Vivendi Universal had E 12.3 billion of total financial debt and E 7.3 billion of cash and cash equivalents compared to E 37.1 billion of total financial debt and E 4.7 billion of cash and equivalents at December 31, 2001. Of the total financial debt at December 31, 2002, total long-term debt was E 10.5 billion. For more information, see Note 7 to our Consolidated Financial Statements included in this document.

  CASH FLOW

                                                           YEAR ENDED DECEMBER 31,
                                                        ------------------------------
                                                          2002       2001       2000
                                                        --------   --------   --------
                                                                (IN MILLIONS)
Cash flow from operating activities...................  E  4,670   E  4,500   E  2,514
Cash flow from investing activities...................       405      4,340     (1,481)
Cash flow from financing activities...................    (3,792)    (7,469)      (631)
Effect of foreign currency exchange rate changes on
  cash and cash equivalents...........................     1,287         83          7
                                                        --------   --------   --------
CHANGE IN CASH AND CASH EQUIVALENTS...................  E  2,570   E  1,454   E    409
                                                        ========   ========   ========

     As described in "Item 3--Risk Factors," we believe there will be a shortfall in the funding necessary to meet our cash needs. See "Item 3--Risk Factors" for a description of how we propose to provide the additional working capital needed.

  Cash Flow from Operating Activities

     Cash flow from operating activities totaled E 4.7 billion in 2002, an increase of E 0.2 billion from 2001 primarily due to improvements in working capital. Excluding Veolia Environnement, Cegetel Group and Maroc Telecom, cash flow from operations was negative E 0.1 billion, including dividends received from Veolia Environnement and Maroc Telecom of E 0.1 billion.

     In 2001, cash flow from operating activities totaled E 4.5 billion compared to E 2.5 billion in 2000. The significant improvement was primarily due to operating earnings generating incremental cash flow of E 1.1 billion and improvements in working capital of E 1.5 billion, which was partially offset by E 600 million relating to the restructuring costs in connection with the December 2000 merger. In 2000, cash flow from operating activities was E 2.5 billion, primarily coming from Cegetel Group, Vivendi Universal Publishing and Veolia Environnement.

  Cash Flow from Investing Activities

     Cash flow from investing activities was E 0.4 billion in 2002 compared to E 4.3 billion in 2001. Contributing to cash from investing activities in 2002 were sales for aggregate consideration of E 11.0 billion including Vivendi Universal Publishing assets for E 3.2 billion, Veolia Environnement shares for
E 3.3 billion and EchoStar for E 1.0 billion. Offsetting divestiture proceeds were net capital expenditures of E 4.0 billion and other investing activities of E 6.6 billion, including investing activities made by Veolia Environnement of E 2.8 billion and the acquisition of EchoStar for E 1.7 billion.

     In 2001 investing activities included the sale of the spirits and wine business for E 9.4 billion and the divestiture of BSkyB shares for E 4.0 billion offset by net capital expenditures of E 4.4 billion and the acquisitions of Houghton Mifflin for E 2.0 billion and Maroc Telecom for E 2.4 billion.

     In 2000 net cash used for investing activities was E 1.5 billion, reflecting notably the purchase of treasury shares held as marketable securities for E 2.5 billion.

  Cash Flow from Financing Activities

     In 2002, cash flow from financing activities was negative E 3.8 billion compared to negative E 7.5 billion in 2001. In 2002, the principal components included the repayment of short and long-term debt of E 7.9 billion, dividends paid of E 1.3 billion, a cash payment to USAi of $1.62 billion, partially offset by the issuance of long-term debt of E 2.7 billion, proceeds from the issuance of Veolia Environnement shares of E 1.5 billion, the net proceeds from the sale of treasury shares of E 2.9 billion including payments related to Vivendi Universal put options of E 0.9 billion.

     In 2001, the principal components included a E 5.9 billion repayment of long-term borrowings and other liabilities, a E 1.7 billion repayment of short-term borrowings, the purchase of treasury stock for E 4.3 billion and cash dividends paid of E 1.4 billion, partially offset by E 5.2 billion proceeds from the issuance of long-term borrowings and other liabilities and E 0.6 billion net proceeds from the issuance of common stock. In 2000, cash flow from financing activities was negative E 0.6 billion.

CAPITAL RESOURCES

     In the second half of 2002 we experienced a number of debt rating downgrades. Moody's cut Vivendi Universal's senior debt rating on July 1, 2002 from Baa3 to Ba1, under review for possible further downgrade. Standard & Poor's followed suit the next day, with a one-notch downgrade to BBB- with a negative outlook. On August 14, Moody's lowered the long-term senior unsecured debt rating of Vivendi Universal to B1 and assigned a Ba2 senior implied rating to Vivendi Universal, with this rating under review for possible downgrade, and Standard & Poor's downgraded the long-term senior unsecured debt to B+ and assigned a BB corporate credit rating to Vivendi Universal on credit watch with negative implications. On October 30, Moody's downgraded Vivendi Universal's senior implied rating to Ba3, leaving the senior unsecured ratings unchanged at B1, under review for possible downgrade. On January 3, 2003, Standard & Poor's removed Vivendi Universal's long-term ratings credit watch. Beginning in July of 2002, these downgrades caused us to lose, to a significant extent, access to the capital markets, and, most importantly, to the commercial paper market, historically our main source of funding for working capital needs and triggered default and covenant provisions under some of our debt documents. While our current debt instruments do not contain rating triggers, further downgrades by either Standards & Poor's or Moody's could result in liquidity problems, increase our costs of borrowing, result in our being unable to secure new financing and affect our ability to make payments on outstanding debt instruments and to comply with other existing obligations.

     At December 31, 2002, our consolidated net debt was E 12.3 billion compared with E 37.1 billion at December 31, 2001. Excluding the net debt of Veolia Environnement, which, following divestitures of a portion of our shareholding interest therein in 2002, was deconsolidated from Vivendi Universal's balance sheet on December 31, 2002, net debt fell by approximately E 9.0 billion.

     The principal terms of our currently outstanding credit facilities are described under "Item 4--Information on the Company--Summary of Indebtedness." Under these facilities, Vivendi Universal and VUE are subject to certain financial covenants which require them to maintain various financial ratios, including:

     - For VUE, maximum ratios of consolidated financial indebtedness to consolidated EBITDA and minimum ratios to consolidated EBITDA to consolidated interest expense; and

     - For Vivendi Universal on a consolidated basis, maximum ratios of net financial debt to cash EBITDA, minimum ratios of cash EBITDA to net financing costs and maximum total gross financial debt.

     The definition of the above items is specified in the agreements.

     Vivendi Universal believes that Vivendi Universal and VUE are each in compliance with each of their respective financial covenants as of December 31, 2002.

  Maturity Profile

     The following table provides a summary of the impact of the refinancing transactions undertaken prior to May 2003 on the maturity profile of debt and undrawn facilities of Vivendi Universal through December 31, 2004.

             MATURITY PROFILE -- VIVENDI UNIVERSAL (PARENT COMPANY)
                                 (IN BILLIONS)

                                                 AGGREGATE MATURITIES   AGGREGATE
                                                 PRE-REFINANCING PLAN   MATURITIES   EXTENSION
                                                 --------------------   ----------   ---------
Q2 2003........................................         E 0.17            E 0.17      E   --
Q3 2003........................................           1.78(1)           1.51(1)     0.27
Q4 2003........................................           1.07              0.20        0.87
Q1 2004........................................           3.48(2)           2.58(2)     0.90
Q2 2004........................................             --                --          --
Q3 2004........................................           0.15              0.15          --
Q4 2004........................................           0.51              0.01        0.50
                                                        ------            ------      ------
Total maturities Q2 2003 -- Q4 2004............         E 7.16            E 4.62      E 2.54
                                                        ======            ======      ======

---------------

(1) Includes cash redemption amount of BSkyB exchangeable 1% notes issued in July 2000 and maturing on July 5, 2003.

(2) Assumes early redemption, at the option of the bondholders on March 1, 2004, of Vinci exchangeable 1% notes issued in February 2001 with scheduled maturity of March 1, 2006, and includes the cash redemption amount of Vivendi Universal convertible 1.25% bonds issued in January 1999 and maturing on January 1, 2004.

     Certain indebtedness of Vivendi Universal outstanding at December 31, 2002 has been repaid or otherwise cancelled. See "Item 5--Subsequent Events."

RESTRICTIONS ON TRANSFERS FROM SUBSIDIARIES TO VIVENDI UNIVERSAL

     Our cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

     - Dividends and other distributions (including payment of interest, repayments of loans and other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. For example, the VUE Loan Agreement, described in "Item 4--Information on the Company--Summary of Indebtedness," places limitations on the ability of VUE to pay dividends to Vivendi Universal and otherwise limits the net balance of loans between VUE and Vivendi Universal to an aggregate of $600 million outstanding at any one time. As of March 31, 2003, VUE had aggregate outstanding loans of $114 million to Vivendi Universal.

     - Many of our subsidiaries who are less than wholly owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include Cegetel Group and Maroc Telecom. In 2002, Cegetel Group did not pay a dividend and Maroc Telecom paid a dividend of E 19 million to Vivendi Telecom International.

     In addition, the ability of our subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law (including the French Civil Code (code civil) and the French Commercial Code (code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

COMMITMENTS AND CONTINGENCIES

     Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

     - review of minutes of meetings of stockholders, Directors, committees of the Board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;

     - review with banks of items such as guarantees, endorsements and discounted receivables;

     - review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

     - review of tax examiner's reports, notices of assessments and income tax analyses for additional prior year amounts;

     - review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

     - review of related party transactions for guarantees and other commitments; and

     - review of all contracts and agreements.

  Contractual Obligations

     Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2002:

                                                        PAYMENTS DUE IN
                                ----------------------------------------------------------------
                                            LESS THAN      BETWEEN 1       BETWEEN 2      AFTER
                                 TOTAL       A YEAR       AND 2 YEARS     AND 5 YEARS    5 YEARS
                                --------   -----------   -------------   -------------   -------
                                                         (IN MILLIONS)
RECORDED AS LIABILITIES IN THE
  CONSOLIDATED BALANCE SHEET
Long-term debt(1).............  E 10,455          --        E 2,878         E 4,013      E 3,564
Bank overdrafts and other
  short-term borrowings.......     9,177       9,177             --              --           --
Sports rights(2)..............     1,065         469            331             265           --
Broadcasting rights(3)........       506         214            140             121           31
Creative talent and employment
  agreements(4)...............       250          55             50              60           85
Other(5)......................       240         223             15               2           --
                                --------    --------        -------         -------      -------
Total.........................  E 21,693    E 10,138        E 3,414         E 4,461      E 3,680
                                ========    ========        =======         =======      =======

                                                         PAYMENTS DUE IN
                                 ---------------------------------------------------------------
                                            LESS THAN      BETWEEN 1       BETWEEN 2     AFTER 5
                                  TOTAL      A YEAR       AND 2 YEARS     AND 5 YEARS     YEARS
                                 -------   -----------   -------------   -------------   -------
                                                          (IN MILLIONS)
OTHER CONTRACTUAL OBLIGATIONS
  AND COMMERCIAL COMMITMENTS
Operating leases(6)............  E 1,868    E    373        E   330         E   655      E   510
Sports rights(2)...............    1,440          --            265           1,175           --
Broadcasting rights(3).........    2,690         834            513           1,056          287
Creative talent and employment
  agreements(4)................    1,473         823            296             289           65
Real estate defeasance(7)......      846                                                     846
Other..........................      701         213            121             280           87
                                 -------    --------        -------         -------      -------
Total..........................  E 9,018    E  2,243        E 1,525         E 3,455      E 1,795
                                 =======    ========        =======         =======      =======

---------------

(1) Long-term debt, including capital lease obligations of E 274 million, which French GAAP requires to be recognized as long-term debt when the lease contract includes a purchase option, known in France as "credit bail" (see
    Note 7).

(2) Exclusivity contracts for broadcasting sporting events by Canal+ Group
    (E 1,065 million recorded in other non-current liabilities and E 1,440 million shown in other contractual obligations and commercial commitments in connection with the potential acquisition of soccer rights).

(3) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity at VUE and Canal+ Group.

(4) Agreements in the normal course of business, which relate to creative talent and employment agreements principally at VUE and UMG.

(5) Principally comprised of Universal Music's liability related to Rondor Music International, E 223 million settled in March 2003 (see the discussion below under "--Contingencies").

(6) Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(7) Lease obligations related to real estate defeasances. In April 1996, the divestiture to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third was completed in April 2000. The annual rental expenses approximate E 34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately E 29.6 million. The difference between Vivendi Universal's rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable.

  Contingencies

     In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities on the balance sheet. Our most significant contingent liabilities at December 31, 2002 are summarized below:

     Cegetel Group

     - In connection with the August 2001 sale of AOL Europe Category E preferred shares by Canal+ Group and Cegetel Group to LineInvest, Vivendi Universal entered into a total return swap agreement with the latter. LineInvest is a special purpose vehicle in which Vivendi Universal has no ownership interest created in connection with the transaction. Under the terms of the agreement, Cegetel Group and Canal+ Group retained the financial risk on the value of the AOL Europe preferred shares up to a share of 66% and 34%, respectively, through a mirror total return swap with Vivendi Universal. In December 2002, a portion of the total return swap between Vivendi Universal and LineInvest was transferred directly to Cegetel Group corresponding to its share (notional amount of $541.3 million). As a result, Vivendi Universal continued to guarantee the Canal+ Group commitment (notional amount of $270.7 million). Under the arrangements, Cegetel Group and Vivendi Universal were obligated to repay the notional amounts of the swaps to LineInvest on April 7, 2003 and October 30, 2003, respectively.

      On February 14, 2003, LineInvest received notification from AOL Time Warner whereby AOL Time Warner agreed to acquire the AOL Europe preferred shares through the exercise of a call option on April 8, 2003 for an amount of $812.5 million, payable in either cash or shares of AOL Time Warner common stock or a combination of both. AOL Time Warner elected to make the payment for the call option in cash and, as a result, the total return swap was unwound on April 9, 2003 and no further amounts are payable pursuant to the transaction. Vivendi Universal recorded a provision of $100 million in its 2002 accounts to cover market risk under the terms of the total return swap in the event AOL Time Warner had opted for payment for the call option in its own shares. This provision has now become unnecessary and will be reversed in the second quarter 2003 accounts.

     Universal Music Group

     - In connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent price adjustment was triggered in April 2002 when the market value of Vivendi Universal's shares fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the consolidated balance sheet at December 31, 2002 for its estimated amount of E 223 million (approximately $230 million). On March 3, 2003 settlement of this liability was made and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, representing 0.8% of capital stock and cash of $100.3 million (E 92.6 million).

     Vivendi Universal Entertainment

     - In connection with Vivendi Universal's acquisition of the entertainment assets of USAi, USAi and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in VUE, the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Beginning on May 7, 2003, Mr. Barry Diller may put his common interests to Universal Studios, Inc. for the greater of their fair market value and $275 million. Beginning on May 7, 2010, USAi may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio, Inc.'s election, be paid in cash or in Vivendi Universal shares.

      Under the VUE partnership agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A Preferred Interests in VUE (currently USAi), including a cap on indebtedness and a restriction on asset transfers by VUE and its subsidiaries. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

      In addition, Vivendi Universal has agreed to indemnify USAi for any "tax detriment" (defined to mean the present value of the loss of USAi's tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by USAi to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to USAi at the closing.

     - In 1987, Universal City Development Partners, Ltd., or Universal City Development Partners, entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a license from) Universal City Development Partners or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates ("comparable projects"), other than at Universal City, California. At present, the only theme park which may be a comparable project is VUE's partially owned park in Osaka, Japan. It is possible that comparable projects will be created in the future that would fall under the consulting agreement.

      For 2000, 2001 and 2002, the fees paid by Universal City Development Partners for its parks were $14.8 million, $16.6 million and $14.7 million, respectively. Fees with respect to the park in Japan were $13.2 million for 2001 and $10.5 million for 2002. The consultant may also be entitled to participate in certain sales of equity by the partners of Universal City Development Partners and to participate in certain real estate development activities of the partners of Universal City Development Partners or their affiliates.

      Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant's interest in our parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. Universal City Development Partners represented under the agreement that the consultant's interest in each of its parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. Universal City Development Partners's obligations under the agreement are guaranteed by Universal Studios, Inc. and Universal Studios, Inc.'s obligations under that guarantee have in turn been assumed by VUE.

     Canal+ Group

     - In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three year right to broadcast English Premier League football matches, Vivendi Universal has agreed to provide a guarantee related to the payment of license fees, which is limited to L200 million and expires July 31, 2004, and of which 50% is counter-guaranteed by the RTL Group.

     Maroc Telecom

     - In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco related to a further interest in Maroc Telecom equal to 16% of the capital of the company, except that if, prior to September 2003, the Kingdom sells shares to a third party investor, the option is cancelled to the extent of the number of shares so sold. At the end of an appraisal proceeding to determine the exercise price starting from September 1, 2003, the Kingdom of Morocco will be entitled to exercise its put option during a two month period (i.e. in October and November 2003), if no delay in the appraisal process has occurred. If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18 month period following the end of the first put option period. The exercise price will be the then fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares were between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal's initial stake, the reference price would be used to determine the exercise price. In addition, Vivendi Universal plans to pledge its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised.

     Vivendi Telecom International

     - In connection with the acquisition of its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Societe Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2004, Societe Nationale de Financement can put (i) up to 29% of its interest in Monaco Telecom for approximately

       E 51 million (or the proportionate value of E 51 million if less than 29% is sold) and (ii) its residual 16% interest at fair value. Between May 26, 2004 and December 31, 2009, Societe Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be independently determined by an appraisal procedure.

     - In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal entered into a E 920 million surety contract related to performance guarantees granted to the Spanish government (notably capital expenditures related to the roll-out of the network and the coverage of the territory). These guarantees could be called upon up to the amount of corresponding Xfera commitments only upon the commercial launch of UMTS services. Given the very low likelihood of the roll-out of the network, negotiations have commenced between the parties to terminate these guarantees.

      The arrangements, with several vendors, were entered into to potentially finance amounts payable for network equipment up to a total amount of E 1.0 billion. At the same time, a pledge of Xfera shares was provided to equipment vendors in connection with their financing contracts.

      Separately, Vivendi Universal has granted a counter guarantee in an amount of E 48 million to a group of banks which have guaranteed the Spanish government in respect of the UMTS frequency spectrum.

      The Xfera Shareholders' Agreement dated January 12, 2002, contains a provision which gives the founding shareholders (including VTI) the possibility to acquire the shares held by Vodafone in Xfera in certain defined circumstances. Vodafone claims that such provision amounts to a call option (for an amount of E 7.2 million which would be increased up to E 13.6 million taking into account Xfera equity capital increases, determined through an appraisal procedure, representing 3.3% of Xfera's capital). If Vodafone's claims were accepted following the ongoing arbitration proceeding, Vivendi Universal would have to take on an additional commitment equal to approximately E 90 million.

     Corporate and Other

     - In connection with the Seagram merger, Vivendi Universal entered into a Shareholder's Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision. Vivendi Universal does not intend to violate the provision and trigger the GRA.

     - On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's divestiture of 20.4% of Veolia Environnement's capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as described in Note 3.2.3 to the Consolidated Financial Statements. Vivendi Universal's most important contingent liabilities under these agreements are:

      -- Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of E 15.2 million a year indexed over a period of 12 years. This limit has now been raised to E 30.4 million indexed starting in the year 2002. The additional amount potentially due above the E 15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Veolia Environnement were to exceed the initial limit of

         E 228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of E 76.2 million.

      -- It has been agreed that the current Vivendi Universal interest in the company Aguas Argentinas will be retained by Vivendi Universal. Guarantees related to this company, which made up an amount of approximately $50 million have been retained by Vivendi Universal above a first tranche of $5 million assumed by Veolia Environnement.

     - In connection with Vivendi Universal's December 2002 divestiture of 82.5 million shares of Veolia Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Veolia Environnement (82.5 million shares) at a strike price equal to E 26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with E 2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (compte-sequestre) and have been pledged in favor of new investors as well as banks participating in the E 2.5 billion Dual Currency Credit Facility and the E 3 billion Multicurrency Revolving Credit Facility. Under an arrangement entered into in connection with the December 2002 divestiture, Vivendi Universal has committed to pay an indemnity equal to E 3 per call option to new investors in the event that the loans or guarantees related to the Dual Currency Credit Facility or the Multicurrency Revolving Credit Facility are called for reimbursement.

     - In connection with the sale of puts on its shares, Vivendi Universal had a remaining commitment, as of December 31, 2002, to buy 3.1 million shares at an exercise price of E 50.50 during the first quarter of 2003. These puts were exercised in January and February 2003.

     - A group of shareholders, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised at any time until December 31, 2007. The value of UGC shares covered by the put (currently estimated at E 70 million) would be determined on the basis of a contractual formula by an appraiser mutually designated by the two parties.

     - At December 31, 2002 three different bonds issued by Vivendi Universal are outstanding which are exchangeable into shares of Veolia Environnement, Vinci and BSkyB, respectively. The terms of these bonds include early redemption features which allow the holders to require redemption of the outstanding bonds by Vivendi Universal prior to their due dates at a premium over the principal amount. Premiums potentially due to bondholders amounted to E 287.3 million, of which E 17.8 million would be cross-charged to Veolia Environnement under the terms of a contract associated with the issuance of the bonds. Given the reduced probability of exchange by the holders of bonds exchangeable into Veolia Environnement and Vinci shares, the Group decided to provision the premiums due in case of early redemption of these two bonds in March 2003 and March 2004, respectively. At December 31, 2002, accumulated provisions and allowances amounted to E 137.9 million and also included a provision for the premium which is payable in July 2003 to holders of bonds exchangeable for BSkyB shares. In March 2003, a premium amounting to E 63.4 million was paid to Veolia Environnement bondholders who exercised their right of early redemption. If holders of Vinci Exchangeable bonds do not exercise their right of early redemption, there remains a premium payable at maturity in March 2006 amounting to E 27.1 million.

     The following table summarizes the contingencies described above and the other contingencies described in note 11 to the Consolidated Financial Statements.

TRANSACTIONS AND GUARANTEES                        AMOUNT                   EXPIRY
---------------------------          -----------------------------------   ---------
Telecom Developpement buy/sell       Price to be determined                --
  agreement with SNCF
3G UMTS license                      1% revenue earned when service        2021
                                     commences (expected to be in 2004)
Miscellaneous guarantees granted by  E 40 million                          2003/2012
  Cegetel
Rondor contingent purchase price     E 223 million                         Settled

TRANSACTIONS AND GUARANTEES                        AMOUNT                   EXPIRY
---------------------------          -----------------------------------   ---------
Put option on Roc-a-fella record     0 to E 15 million                     2005
  label joint venture
Put option on Murder Inc. records    0 to $20 million                      2007
Guarantee for operating shortfall    0 to $20 million                      --
  of pressplay joint venture
Put option on VUE
-- 1.5% of common interest in VUE    Greater of fair market value and      --
   to Barry Diller from May 7, 2003  $275 million
-- 5.4% of common interest in VUE    At fair value                         --
   to USAi from May 2010
Two guarantees in connection with    Residual guarantee of $1 million      --
  VUE's Equity investment in UCDP
Guarantee for operating shortfall    $7.5 million                          --
  of Universal City Florida Hotel
  Venture
Guarantee of lease payments in       0 to $154 million                     --
  connection with UCI/CIC equity
  Investment
Capital contributions in connection  $19.5 million                         --
  with equity investment in
  MovieLink
Surety bond related to ITC           $27.8 million                         --
  Entertainment's "Streetscenes"
  film Property
Agreement with creative consultant
-- consulting services               Fee based on gross revenues           --
-- additional fee                    Based on gross revenues of themed     --
                                     attractions at certain parks
-- right of termination              Fair market value, starting in 2010   --
Executive officer option to acquire  Approximately $24.9 million           2005
  0.2% of VUE's affiliate shares
Guarantee provided to English        L200 million, 50% of which is         2004
  Premier League football            counterguaranteed by the RTL Group
Put option equal to 16% of Maroc     At fair market value                  2005
  Telecom
Grant of a put option of 45% of
  Monaco Telecom
-- until May 25, 2004                0 to 29% for a proportionate of 0     2004
                                     to 51 million euros and the
                                     residual 16% interest at fair value
-- between May 26, 2004 and          45% interest at fair value or in      2009
   December 31, 2009                 increments but each exercise must
                                     be not for less than 10%
Guarantees to Afghan state re:       Capped at $2.4 million                --
  performance of obligations of
  Telecom Development Company of
  Afghanistan and to the Agha Khan
  Fund for Economic Development
Commitment to fund Afghan Telecom    Up to $10.5 million                   --
  BV Company
Bank guarantee Xfera                 Approximately E 140 million           --

TRANSACTIONS AND GUARANTEES                        AMOUNT                   EXPIRY
---------------------------          -----------------------------------   ---------
Bank guarantee provided to Spanish   E 48 million                          --
  authorities related to the UMTS
  license frequent spectrum fee re:
  Xfera
"Call option" of the Xfera stake     Subject to arbitration proceedings    --
  held by Vodafone
Shareholders' governance agreement                                         2005
  with members of the Bronfman
  family
Divestiture of Interest in Veolia
  Environnement
-- Reimbursement of replacement      E 30.4 million indexed starting in    --
   costs                             the year 2002 payable from January
                                     2005 subject to legal interest rate
                                     If total amount paid by VE exceeds    --
                                     E 228.6 million excess would be
                                     covered by VU up to an amount of
                                     E 76.2 million
-- Guarantees re: Aguas Argentinas   Approximately $50 million with        --
                                     first $5 million assumed by VE
-- Other guarantees re: commitments  Approximately E 250 million           --
   made by VE subsidiaries
-- Comfort letters issued in favor   Approximately E 20 million            --
   of VE subsidiaries
Indemnity to VE share call option    E 3 per call option (approximately    2004
  Holders                            E 250 million)
Sale of put options on own shares    3.1 million shares at an exercise     Settled
  in 2003                            price of E 50.50
Put option on 19.7% of capital       Currently estimated at E 70 million   2007
  stake in UGC
Debt premiums potentially due to     E 27.6 million                        2006
  holders of bonds exchangeable
  into VE and Vinci shares
Counter-guarantee on surety bonds    $47.5 million                         --
Pledges and guarantees related to    E 274 million                         2002/2020
  real estate operations
Sale of Seagram's spirits and wine   0 to $1 billion                       2003
  Assets
Sale of VUP's B2B and Health         Price adjustment clause and           2004
  divisions                          guarantee clause related to
                                     liabilities up to E 500 million per
                                     division
Sale of VUP's European publishing    Guarantees capped at E 240 million    --
  Activities
Sale of Houghton Mifflin             Losses in excess of $20 million not   --
                                     to exceed $166 million
Sale of 50% stake in Vizzavi         Certain standard guarantees up to     --
                                     its 50% share
Sale of Sithe                        Guarantees capped at $480 million     2004/2005
Guarantees on sale of land and       Guarantees capped at E 150 million    2017
  buildings businesses

TRANSACTIONS AND GUARANTEES                        AMOUNT                   EXPIRY
---------------------------          -----------------------------------   ---------
Sale of hotels to the consortium     Commercialization guarantee kept at   2004
  ABC                                80% of the value of each hotel
Shareholders' governance agreement   --                                    --
  with members of the Bronfman
  Family

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     In 2001, commitments received were E 1,618 million, principally comprised of Veolia Environnement. Due to the deconsolidation of Veolia Environnement which is now accounted for using the equity method, commitments received were E 204 million in 2002.

COLLATERAL AND PLEDGES

     The principal pledges and collateral issued by the Group on its assets were as follows at December 31, 2002:

     - collateral issued by Vivendi Universal Entertainment in favor of banking institutions having provided the bridging loan of $1.6 billion, maturing at June 30, 2003, or under certain conditions at December 30, 2003;

     - first ranking collateral issued to borrowers in connection with the E 1 billion loan, available through December 31, 2004. The same collateral was issued to CDC-IXIS for the E 300 million line of credit, maturing at March 31, 2004;

     - first ranking pledge for 20% of the residual equity interest held by Vivendi Universal in Veolia Environnement, in favor of the holders of share options allocated on December 20, 2002, and exercisable up to December 23, 2004;

     - second ranking collateral after that issued in connection with the E 1 billion Dual Currency Revolving Credit Facility and the E 300 million CDX IXIS Revolving Facility, and that issued to holders of call options on Veolia Environnement shares, allocated in connection with the syndicated lines of credit of E 3 billion and E 850 million set up, respectively, in March 2002 and March 1999 to Societe Generale in connection with two loans of E 490 million in the aggregate, and Bayerische Landesbank and LineInvest Limited, in connection with financing of the purchase of AOL Europe preferred shares or to an amount equal to one-third of the total amount of the transaction (i.e. about E 270 million);

     - pledge on assets of Hungarian telephone companies in favor of the syndicate of banks participating in the financing (approximately E 300 million);

     - collateral on the assets of Universal Music in the United Kingdom, issued to lenders in connection with financing up to an amount of L136 million set up on December 31, 2002 for a period of five years;

     - payment of deposits to an amount of E 27 million in favor of Fleet National Bank and Wachovia in connection with its financing of Universal City Development Partners (UCDP);

     - pledge on Xfera shares in favor of equipment suppliers in connection with their financing contract; and

     - other collateral issued, to an amount of approximately E 70 million.

     In addition, Vivendi Universal plans to pledge its stake in Maroc Telecom to guarantee payment of the put option issued by the Kingdom in respect of a 16% of the share capital of Maroc Telecom, if exercised.

     Certain indebtedness of Vivendi Universal outstanding at December 31, 2002 has been repaid or otherwise cancelled. See "Item 5--Operating and Financial Review and Prospects--Subsequent Events." Vivendi Universal has new indebtedness incurred since December 31, 2002. For a description of Vivendi Universal's material indebtedness, see "Item 4--Information on the Company--Summary of Indebtedness."

LITIGATION

     We are subject to various litigation. See "Item 8--Financial
Information--Litigation."

RESEARCH AND DEVELOPMENT

     Research and development plays an important role in several of our businesses. See "Item 4--Information on the Company--Our Segments--Cegetel Group," "Item 4--Information on the Company--Our Segments--Music" and "Item 4--Information on the Company--Our Segments--Canal+ Group."

SUBSEQUENT EVENTS

     On December 3, 2002, Vivendi Universal's board of directors unanimously decided to exercise its pre-emptive rights on BT Group's 26% interest in Cegetel Group, in order to obtain a 70% interest in the French telecommunications operator. In January 2003, Vivendi Universal purchased BT Group's 26% interest in Cegetel Group for E 4 billion.

     The acquisition of this participation from BT Group was carried out through the Societe d'Investissement pour la Telephonie S.A. (SIT), as follows: (i) SIT, owned, controlled and consolidated by Vivendi Universal, became the legal owner of the 26% shareholding at an acquisition cost of E 4 billion and (ii) SIT was financed by E 2.7 billion equity, contributed in cash by Vivendi Universal and by the E 1.3 billion Acquisition Facility described below. Debt service of this loan, which was drawn on January 23, 2003, will be provided through dividends paid in respect of its 26% shareholding in Cegetel Group.

     As a result, Cegetel Group will continue to be consolidated by Vivendi Universal, with a 70% interest (the 26% shareholding acquired from BT Group in addition to its historical 44% interest). The goodwill recognized as a result of this transaction is expected to amount to approximately E 3 billion and will be amortized on a straight-line basis over 40 years.

     On December 6, 2002, Vivendi Universal entered into a E 1.3 billion facility (the Acquisition Facility) among SIT, as the borrower, Vivendi Universal, a syndicate of lenders, Credit Lyonnais, as agent, and The Royal Bank of Scotland, as security trustee. The Acquisition Facility was entered into by SIT to finance the purchase of the share capital of Cegetel Group described above. The outstanding amount of the loan under the Acquisition Facility is E 1.3 billion. The maturity date of the loan is June 30, 2004. SIT may request an extension of the maturity date to June 30, 2010 by providing notice prior to June 1, 2004. If SIT requests such an extension, the loan will be repaid in periodic installments over the term of the loan until the final installment on June 30, 2010. Borrowings under the Acquisition Facility bear interest at EURIBOR plus a margin of 4.00%, subject to certain adjustments. See "Item 4--Information on the Company--Summary of Indebtedness."

     On February 4, 2003, the sale of Consumer Press Division (Groupe Express-Expansion/Groupe l'Etudiant) to the Socpresse Group was finalized, following the authorization by The Economy and Finance Ministry in January 2003. The amount collected was E 200 million.

     On February 5, 2003, Vivendi Universal closed the sale of its 89% stake in Canal+ Technologies to Thomson for E 190 million in cash, of which E 90 million was collected in 2002, E 79 million was collected in 2003 and the remainder is expected to be paid pending any post-closing purchase price adjustments.

     On February 6, 2003, Mr. Bertrand Meheut was appointed as Member and Chairman of Group Canal+ S.A. Management Board, in replacement of Mr. Xavier Couture, who resigned at the Supervisory board's session of February 7, 2003.

     In February 2003, Vivendi Universal sold 32 million warrants relating to USAi to a financial institution. These warrants were initially acquired in connection with the acquisition of the entertainment assets of USAi. Pursuant to this transaction, Vivendi Universal received $276 million, net of fees.

     Pursuant to the put by investors in March 2003, Vivendi Universal reimbursed Veolia Environnement exchangeable notes issued in February 2001 for a total consideration of E 1.8 billion.

     In March 2003, Canal+ Group announced an employee reduction as part of its overall restructuring plan. The program calls for a reduction of 305 positions, mainly administration and technical support personnel. In addition, 138 positions in certain support functions will be outsourced.

     On March 11, 2003, Vivendi Universal Canada Inc. (VU Canada), a company in the Vivendi Universal group, announced that it had satisfied its contractual guarantee made on August 1, 2000, to the former shareholders of the California company, Rondor Music International, Inc. The former Rondor shareholders received 8.844 million shares, representing 0.8% of capital stock and the remainder in cash of US $100.3 million (E 92.6 million).

     Rondor's shareholders were paid in Seagram shares when Rondor was acquired by The Seagram Company Ltd., which became VU Canada after the Seagram-Vivendi-Canal+ merger. The payment was accompanied with a contractual guarantee on the value of the shares given to the former shareholders of Rondor. At the time of the Seagram-Vivendi-Canal+ merger, these Seagram shares were converted into Vivendi Universal ADSs, and the contractual guarantee became applicable to the Vivendi Universal ADSs held by the former Rondor shareholders.

     The contractual guarantee provided, among other things, that if the price of Vivendi Universal ADSs dropped below a certain threshold ($37.50 per ADS), VU Canada would pay the former Rondor shareholders a makeup payment for ADSs sold by them during a specified period of time equal to the difference between US $82.7875 per ADS and their sale proceeds. In April and May 2002, all Vivendi Universal ADSs then owned by these shareholders were sold and VU Canada became obligated to pay the makeup payment to them in March 2003. Under the terms of the original agreements, the difference was to be paid in full or in part in Vivendi Universal shares.

     On March 19, 2003, VUE received a commitment from Banc of America Securities LLC and J.P. Morgan Securities Inc. to syndicate a new $500 million senior secured credit facility and underwrite $300 million thereof. On March 19, 2003, VUE also received a commitment for an extension from September 30, 2003 to December 31, 2003 of up to $420 million under its term facility dated as of May 3, 2002 (the VUE Bridge Facility).

     On March 19, 2003, Mr. Barry Diller announced his resignation from his temporary position as chief executive officer of VUE. Mr. Diller had been serving in such capacity since the formation of VUE in May 2002 and was not party to an employment agreement. Mr. Jean-Rene Fourtou has assumed the role of chief executive officer of VUE and is working with the existing management team. Mr. Diller's resignation has no effect on the rights and obligations of Vivendi Universal, VUE, USAi or Mr. Diller under the VUE partnership agreement. The termination date for USAi's and Mr. Diller's noncompetition agreements with VUE is now November 7, 2003, Mr. Diller's put on his common stock remains exercisable beginning on May 7, 2003, and Universal's call option on Mr. Diller's common interest in VUE is exercisable beginning on May 7, 2004.

     On March 28, 2003, Liberty Media Corporation and certain of its affiliates filed suit against Vivendi Universal, Jean-Marie Messier (the former CEO of Vivendi Universal), Guillaume Hannezo (the former CFO of Vivendi Universal) and Universal Studios, Inc. The complaint arises from the transaction that was agreed in December 2001 and resulted in the formation of VUE in May 2002. As part of that transaction, Vivendi Universal transferred 37.4 million shares of Vivendi Universal to Liberty Media in exchange for equity in USANI LLC and USAi and Liberty Media's 27.4% interest in the European cable television company, MultiThematiques.

     In the opinion of Vivendi Universal, the plaintiffs' claims are without merit, and Vivendi Universal intends to defend against these claims vigorously. It is not possible at this early stage of this suit to predict the outcome and duration with any certainty or to quantify any potential damages or the likelihood of any other remedies. The impact of this litigation on Vivendi Universal could be material if Vivendi Universal were not to prevail in a final, non-appealable determination of this litigation. Vivendi does not expect this litigation to have any material effect on its asset divestiture program. For more information, see "Item 8--Financial Information--Litigation."

     On March 31, 2003, a subsidiary of VUE, Universal Film Funding LLC, or Film Funding, borrowed $750 million under a securitization facility, based on future video (including DVD and VHS) and television revenues in the United States from part of Universal's film library and future theatrical pictures to be released by Universal. As part of the securitization facility, certain subsidiaries of VUE transferred assets relating to Universal's film library which generate these revenues and certain other related assets to Film Funding and agreed to sell additional similar assets relating to its future theatrical pictures. The proceeds of the Securitization Facility were used by VUE to retire $700 million of the $1.62 billion owed under the VUE Bridge Facility, and to establish a funded reserve account required under the terms of the securitization facility, to be used to fund certain expenses related to exploitation of the film assets (e.g., costs of duplication and distribution expenses). The securitization facility is scheduled to amortize over three years, commencing three years after the initial borrowing. See "Item 4--Information on the Company--Summary of Indebtedness."

     On April 2, 2003, the European Commission issued its approval of the sale by Canal+ Group of Telepiu, the Italian pay-TV business, to News Corporation. The transaction was completed on April 30, 2003 and amounted to E 871 million, comprised of E 414 million of debt assumption and E 457 million of cash. The cash payment includes a E 13 million adjustment corresponding to the reimbursement of the accounts payable net of debt adjustment.

     On April 3, 2003, Vivendi Universal closed an offering of E 1.2 billion senior notes due 2010 (Senior Notes), consisting of $935 million 9.25% dollar-denominated notes and E 325 million 9.5% euro-denominated notes, sold at a discount to yield 9.75%. The gross proceeds from the offering were placed in escrow pending the entry by Vivendi Universal into a new credit facility, which was consummated on May 13, 2003. See "Item 4--Information on the Company--Summary of Indebtedness."

     On May 13, 2003, Vivendi Universal amended its E 3 billion multicurrency revolving credit facility (Multicurrency Revolving Credit Facility) dated March 15, 2002, as previously amended on February 6, 2003, with a syndicate of banks, as lenders, and Barclays Capital, Bayerische Landesbank Girozentrale, BNP Paribas, Credit Agricole Indosuez, Credit Lyonnais, Deutsche Bank AG, SG Investment Banking and Sumitomo Mitsui Banking Corporation, as mandated lead arrangers, and Societe Generale, as facility agent. Borrowings under the Multicurrency Revolving Credit Facility that are denominated in Euros bear interest at EURIBOR plus a margin of 1.50%, which margin reduces to 1.00% upon the occurrence of certain events. Borrowings under the Multicurrency Revolving Credit Facility that are denominated in a currency other than Euros bear interest at LIBOR plus a margin of 1.50%, which margin reduces to 1.00% upon the occurrence of certain events. The Multicurrency Revolving Credit Facility matures on March 15, 2007. E 2.3 billion of the Multicurrency Revolving Credit Facility is currently drawn. See "Item 4--Information on the Company--Summary of Indebtedness."

     On May 13, 2003, Vivendi Universal concluded an agreement on the divestiture of its fixed-line telephony activities in Hungary to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. The amount of the transaction is E 325 million and, upon closing, will lower Vivendi Universal's debt by E 315 million.

     On May 13, 2003, Vivendi Universal entered into a E 2.5 billion dual currency term and revolving credit facility (the Dual Currency Credit Facility) dated as of May 13, 2003, among Vivendi Universal, as a borrower and as a guarantor, certain of its subsidiaries, as guarantors (Vivendi Universal and the guarantors are collectively referred to as the Obligors), the lenders party thereto and Societe Generale, as facility and security agent. The facility is comprised of (a) a three-year E 1.5 billion revolving credit facility (Tranche
A) at EURIBOR or LIBOR plus an applicable margin that, depending on Vivendi Universal's credit ratings, ranges from 1.00% to 2.75% and (b) a E 1.0 billion term loan (Tranche B) with a 2.75% per annum margin over EURIBOR or LIBOR maturing on the third anniversary of the date of the Dual Currency Credit Facility. See "Item 4--Information on the Company--Summary of Indebtedness."

     Following the closing of the Dual Currency Credit Facility and the Senior Notes offering, Vivendi Universal repaid and cancelled the following indebtedness: (i) E 200 million outstanding under the CDC IXIS Revolving Credit Facility dated as of January 15, 2003, as amended on February 6, 2003, (ii)
E 850 million outstanding under the E 850 million Revolving Credit Facility, dated March 2, 1999, as amended as of February 6, 2003, (iii) E 215 million outstanding under the E 215 million Revolving Credit Facility, dated June 6, 2002, as amended on February 6, 2003, and (iv) E 275 million outstanding under the E 275 million Revolving Credit Facility dated June 28, 2002, as amended on February 6, 2003. In addition, Vivendi Universal canceled the undrawn E 1.0 billion dual Currency Revolving Credit Facility, dated as of November 26, 2002, as amended on February 6, 2003.

     On May 19, 2003, Roxio, Inc. acquired substantially all of the interests of pressplay, the joint venture of Universal Music Group (UMG) and Sony Music Entertainment. Each of UMG and Sony Music Entertainment received 1,957,262 shares of Roxio common stock and $6,250,000 in cash from the transaction. In addition, UMG has retained a 0.2% interest in pressplay, which has been renamed "Napster, LLC."

     Edgar Bronfman, Jr. has informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. As a result, on May 20, 2003, Vivendi Universal, Edgar Bronfman, Jr. and Edgar M. Bronfman mutually agreed to suspend (i) the participation of Edgar M. Bronfman and Edgar Bronfman, Jr. in the Board of Directors and any committee thereof, (ii) certain provisions of agreements between the Bronfman family and Vivendi Universal and
(iii) the employment agreement between Edgar Bronfman, Jr. and a subsidiary of Vivendi Universal.

     On May 28, 2003, Vivendi Universal sold Comareg for cash proceeds of E 135 million to the France Antilles group.

     On May 30, 2003, Vivendi Universal sold Spencer Gifts, a US novelty knick-knack chain, to an investor group led by privately held Gordon Brothers Group and Palladin Capital Group Inc. for consideration consisting of preferred and common stock of Spencer Gifts LLC, the surviving entity following the transaction.

     On June 6, 2003, Barry Diller gave notice that his designee, USAi, would exercise his right of first refusal to purchase all of the remaining 28.8 million warrants to acquire shares of USAi that Vivendi Universal owns. This transaction is expected to close on June 30, 2003. The warrants were acquired in connection with the acquisition of the entertainment assets of USAi.

     As a result of its reduced interests in USAi, Vivendi Universal and its affiliates will no longer be subject to the right of first refusal or other transfer restrictions in its stockholders agreement with Liberty Media Corporation and Mr. Diller. Under agreements with USAi, however, Universal Studios, Inc. and its affiliates must continue to hold the 56.6 million USAi shares generally free of liens and in special purpose entities until satisfaction of the put or call on the Class B preferred interests in VUE (held by USAi), which can occur no earlier than May 2022. Mr. Diller will continue to hold a proxy on all such USAi shares. In addition, Mr. Diller's standstill obligations under the Stockholders Agreement, including his obligation not to acquire Vivendi Universal or any of its subsidiaries, will continue to apply in accordance with the stockholders agreement.

     On June 11, 2003, Vivendi Universal transferred its rights and obligations to take legal ownership of a minority stake in certain power generating operations in Asia from Sithe to the Japanese group Marubeni for $47 million. See "Item 4--Information on the Company--History and Development of the Company--2002 Significant Transactions--Disposition of Sithe."

     On June 24, 2003, VUE closed and syndicated the $920 million VUE Loan Agreement. See "Item 4--Information on the Company--Summary of Indebtedness."

     On June 18, 2003, Vivendi Universal sold 10 Universal City Plaza to a group of U.S. investors. The asset is a 35-story Los Angeles tower block and Universal Studios will continue to rent the building. The amount of the transaction is $190 million and has already been received.

     On June 23, 2003, an agreement was signed by Venditelecom and VTI for the sale of their entire stake in Xfera for E 1 to FCC, ACS, Inversiones Aramayona, Acesa Telecom and Telvent. Under the terms of the transaction, the purchasers will put in place new license guarantees within 30 days, at which time the existing guarantees provided by Vivendi Universal in favor of the Spanish government will be released except for those deriving from the spectrum fee tax claims for the years 2001, 2002 and 2003. The purchasers have also indemnified Vivendi Universal for damages arising out of certain disputes. Upon consummation of the transaction and release of the guarantees, Vivendi Universal will have no further interest in Xfera.

     Vivendi Universal has begun exploring strategic options that could lead to the partial or total divestiture of VUE and VU Games. Vivendi Universal has received multiple, preliminary bids relating to one or more of these businesses and is currently evaluating them. As of yet there is no pre-established structure or calendar for any particular divestiture. In parallel, Vivendi Universal is also exploring the option of listing up to 25 to 30% of the share capital of Vivendi Universal Entertainment in an initial public equity offering.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

THE BOARD OF DIRECTORS

 General

     Vivendi Universal's board of directors is currently composed of twelve directors including our Chairman and Chief Executive Officer. The board of directors can be composed of three to eighteen members. Our directors are elected by our shareholders for renewable terms of a maximum of four years, subject to the provisions of Vivendi Universal's statutes relating to age limits. The board of directors of Vivendi Universal is composed as follows:

                                                                             EXPIRATION OF
NAME                                      AGE            POSITION            CURRENT TERM
----                                      ---            --------            -------------
Jean-Rene Fourtou(4)....................  64         Chairman and CEO            2004
Edgar Bronfman, Jr.(1)(3)(4)............  48    Director and Vice Chairman       2004
Claude Bebear(4)........................  67             Director                2004
Gerard Bremond..........................  65             Director                2004
Edgar M. Bronfman(2)(3)(4)..............  74             Director                2004
Bertrand Collomb........................  60             Director                2004
Fernando Falco y Fernandez de Cordova...  64             Director                2006
Paul Fribourg...........................  49             Director                2004
Gabriel Hawawini........................  55             Director                2006
Gerard Kleisterlee......................  56             Director                2004
Marie-Josee Kravis......................  53             Director                2005
Henri Lachmann..........................  64             Director                2004

---------------
(1) Son of Edgar M. Bronfman.

(2) Father of Edgar Bronfman, Jr.

(3) Edgar Bronfman, Jr. informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. As a result, on May 20, 2003, Vivendi Universal, Edgar Bronfman, Jr. and Edgar M. Bronfman mutually agreed to suspend (i) the participation of Edgar M. Bronfman and Edgar Bronfman, Jr. in the Board of Directors and any committee thereof,
    (ii) certain provisions of agreements between the Bronfman family and Vivendi Universal and (iii) the employment agreement between Edgar Bronfman, Jr. and a subsidiary of Vivendi Universal.

(4) Under French law, this director is not considered independent.

     Other than those described in the footnotes above, there are no familial relationships among our directors and executive officers.

 Biographies

     JEAN-RENE FOURTOU was appointed to the board of directors of Vivendi Universal in July 2002 and has served as Chairman and Chief Executive Officer of Vivendi Universal since July 2002. He has also served as Chief Executive Officer of USI Entertainment Inc. since that date. He is Chairman of the supervisory board of the Canal+ Group and member of the supervisory boards of AXA and Aventis. Mr. Fourtou is currently a director of AXA Financial Inc, Cap Gemini and EADS, among others. He also serves as President of the International Chamber of Commerce. From December 1999 to May 2002, Mr. Fourtou carried out the functions of Vice-Chairman and Chief Executive Officer of Aventis. Since that date, he has been Honorary Chairman of Aventis and Vice-Chairman of the supervisory board.

     EDGAR BRONFMAN, JR. was appointed to the board of directors of Vivendi Universal in 2000, serving as Vice-Chairman of the board until he and Vivendi Universal mutually agreed that his participation in the Board of Directors and any committee thereof would be suspended following May 20, 2003, when he informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. He is Chief Executive of Lexa Partners LLC and a partner of Accretive Technologies LLC. He is also a director of InterActiveCorp, A&G Group Limited, Equitant Inc., Fandago and NewRoads, and a member of the Board of The New York University Medical Center and the Board of Governors of The Joseph H. Lauder Institute of Management & International Studies at the University of Pennsylvania. Prior to December 2000, he had been President and Chief Executive Officer of The Seagram Company Ltd., a post he had held since June 1994, and from 1989 to June 1994 he was President and Chief Operating Officer of Seagram.

     CLAUDE BEBEAR was appointed to the board of directors of Vivendi Universal in July 2002. He currently serves as Chairman of the supervisory board of the AXA Group and Chairman and Chief Executive Officer of FINAXA. From 1982 to 2000, Mr. Bebear served as Chairman and Chief Executive Officer of Mutuelles Unies, which became Axa in 1984. Mr. Bebear set up and presides over the Institut du Mecenat de Solidarite, an organization with a humanitarian and social vocation, as well as the Institut Montaigne, an independent political think-tank. He is also a Director of BNP Paribas, Schneider Electric and various AXA Group subsidiaries.

     GERARD BREMOND was appointed to the board of directors of Vivendi Universal in January 2003. He currently serves as Chairman of the SA Pierre et Vacances Tourisme, SA Pierre et Vacances Tourisme France, SA Pierre et Vacances Conseil Immobilier and of Maeva Group. He is also a director of Med Pierre et Vacances SI (Spain) and Groupe Maeva, among others.

     EDGAR M. BRONFMAN was appointed to the board of directors of Vivendi Universal in December 2000. He and Vivendi Universal mutually agreed that his participation in the Board of Directors and any committee thereof would be suspended following May 20, 2003, when Edgar Bronfman, Jr. informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. Mr. Bronfman is currently Chairman of the World Jewish Congress, the World Jewish Restitution Organization and World Jewish Campus Life (Hillel). The Universities of Rochester and New York, the Hebrew University of Jerusalem, the A. B. Freeman School of Business at Tulane University, Williams College and Pace University have all awarded him various honorary degrees in the arts, business and philosophy. He received the Presidential Medal of Freedom, the highest American civil award, from President Clinton, and he is also a Chevalier de la Legion d'Honneur. Mr. Bronfman serves as Chairman of the Presidential Advisory Commission on Holocaust Assets in the United States, the Samuel Bronfman Foundation, Inc. and the Anti-Defamation League. He is also a director of the American Society for Technion and the Weizmann Institute of Science. He is also a member of the Council on Foreign Relations, the Foreign Policy Association and the Museum of Jewish Heritage. He is the former Chairman of the Board of The Seagram Company Ltd.

     BERTRAND COLLOMB was appointed to the board of directors of Vivendi Universal in January 2003. He has served as Chairman and Chief Executive Officer of the Lafarge Group. He is also Chairman of the Association Francaise des Entreprises Privees (AFEP) and, on December 10, 2001, was elected to the Academie des Sciences Morales et Politiques. Mr. Collomb is also a director of TotalFinalElf, Atco and Unilever plc. He is also a member of the supervisory board of Allianz.

     FERNANDO FALCO Y FERNANDEZ DE CORDOVA was appointed to the board of directors of Vivendi Universal in September 2002. He served as Chairman of the Organization and the Syndicate of Riesgos del Tietat, Chairman of the Group Vins Rene Barbier -- Conde de Caralt et Segura Viudas and Vice-Chairman of the Banco de Extremadura, as well as a member of the boards of directors of various companies. He served as Chairman of the Real Automovil Club de Espana until November 14, 2002. He was also a member of the Higher Council for Traffic and Road Safety (Ministry of the Interior) and participates in the Group for Urban Mobility (Madrid). Until 2002, he served as Vice-Chairman of the World Council for Tourism and Motoring of the FIA, whose head office is in Paris. In June 1998, he was appointed Chairman of the AIT based in Geneva, a function he carried out until 2001. He is a member of the Regional Council of the ASEPEYO of Madrid. He currently serves as director of Fomento de Construcciones y Contratas
(FCC) and Vinexco Espagne. He is also Chairman of the Committee of the Organizador del Salon International des Automovil de Madrid.

     PAUL FRIBOURG was appointed to the board of directors of Vivendi Universal in January 2003. He currently serves as Chairman and Chief Executive Officer of the ContiGroup Companies (formerly Continental Grain Company). He is also Chairman of the Lauder Institute at Wharton Business School. He is a member of the Council on Foreign Relations, and a director of the Appeal of Conscience Foundation. He is also a director of Park East Synagogue, The Browning School, New York University, Nightingale-Bamford School, America-China Society, Loews Corporation, Appeal of Conscience Foundation, The Lauder Institute/Wharton Business School and Wyndham International.

     GABRIEL HAWAWINI was appointed to the board of directors of Vivendi Universal in May 2003. He is The Henry Grunfeld Professor of Investment Banking of INSEAD in Fontainebleau, France, where he also currently serves as Dean. His previous appointments include the deanship of the school's development campaign (1998 - 2000), the deanship of the Doctoral Program (1998 - 1999), the directorship of the Euro-Asia Centre (1988 - 1994), the Yamaichi Professorship in Finance (1989 - 1994), and the coordination of the Finance Area (1985 - 1987 and 1996 - 1999). Trained in France as a chemical engineer (University of Toulouse), he received his doctorate in economics and finance from New York University in 1977. Before joining INSEAD, he taught at New York University, the City University of New York and Columbia University (1974-1982).

     GERARD KLEISTERLEE was appointed to the board of directors of Vivendi Universal in July 2002. Since April 30, 2001, he has been Chairman and Chief Executive Officer of the Royal Philips Electronics Group and Chairman of the Executive Committee. In 1981, he was appointed General Manager of the Group's Professional Audio Systems division (today a division of Consumer Electronics). In 1996, he became Chairman of Philips Taiwan and Regional Manager of Philips Components for the Asia Pacific region. From September 1997 to June 1998, he was also in charge of the group's activities in China. Finally, from January 1999 to September 2000, he was Chairman and Chief Executive Officer of Philips Components. Mr. Kleisterlee is also Chairman of the supervisory board of The Technical University in Eindhoven.

     MARIE-JOSEE KRAVIS was appointed to the board of directors of Vivendi Universal in April 2001. Ms. Kravis has also served as director of USAi since March 2001. Ms. Kravis is an economist specializing in the analysis of government policies and strategic plans; and is a lead writer on economic analyses for the "National Post," a Canadian newspaper. In 1994, she was made a Senior Fellow of the Hudson Institute. Ms. Kravis is a director of Hollinger International Inc. and The Ford Motor Company, as well as a member of the board of trustees of The Hudson Institute, The Museum of Modern Art and The Institute for Advanced Study. She is also Senior Fellow of the Council on Foreign Relations and a member of the US Secretary of Energy's Advisory Board.

     HENRI LACHMANN was appointed to the board of directors of Vivendi Universal in 2000. He currently serves as Chairman and Chief Executive Officer of Schneider Electric Group SAS. He is also a member of supervisory boards or a director of various AXA Group subsidiaries. Mr. Lachmann is a director of FINAXA and ANSA, a member of the supervisory board of Norbert Dentressangle Group, and a member of the Guidance Committee of L'Institut de l'Entreprise.

SENIOR EXECUTIVES

 General

     The table below shows the names of our senior executives and members of the executive committee, their current positions and principal responsibilities:

NAME                                 AGE         POSITIONS AND RESPONSIBILITIES
----                                 ---         ------------------------------
Jean-Rene Fourtou..................  64    Chairman and Chief Executive Officer
Jean-Bernard Levy..................  48    Chief Operating Officer
Jacques Espinasse..................  60    Senior Executive Vice President and Chief
                                           Financial Officer
Robert de Metz.....................  51    Senior Executive Vice President,
                                           Divestitures, Mergers and Acquisitions
Andrew J. Kaslow...................  53    Senior Executive Vice President, Human
                                           Resources
Jean-Francois Dubos................  58    Executive Vice President and General
                                           Counsel
Michel Bourgeois...................  53    Executive Vice President, Corporate
                                           Communications
Rene Penisson......................  61    Advisor, Social Relations and Organization
Hubert Joly........................  43    Executive Vice President, Monitoring of US
                                           Assets, and Deputy Chief Financial Officer
Regis Turrini......................  44    Executive Vice President Divestitures,
                                           Mergers and Acquisitions

 Biographies

     Biographies of all Senior Executives are set forth below. The biography for Jean-Rene Fourtou is provided under "--The Board of Directors--Biographies."

     JEAN-BERNARD LEVY was appointed Chief Operating Officer of Vivendi Universal in August 2002. From 1998 to 2002, he was Managing Partner, Corporate Finance, of the French equities broker Oddo Pinatton. Mr. Levy was also Chairman and Chief Executive Officer of Matra Communication from 1995 to 1998. From 1993 to 1994, he was Chief of Staff to the French Minister for Industry, Post Office, Telecommunications and Foreign Trade, Mr. Gerard Longuet. From 1988 to 1993, he was General Manager, Communication Satellites, of Matra Marconi Space. From 1986 to 1988, he acted as Technical Adviser to the French Minister for Post Office and Telecommunications, Mr. Gerard Longuet, and from 1982 to 1986, served as Vice President, Human Resources Corporate Headquarters Department of France Telecom.

     JACQUES ESPINASSE was appointed Senior Executive Vice President and Chief Financial Officer of Vivendi Universal in July 2002. He is also a member of the Executive Committee of Vivendi Universal. Mr. Espinasse formerly was Chief Operating Officer of TPS, a French satellite television channel, since 1999. He became a member of the board of directors of TPS in 2001. Previously, he held a variety of senior management positions in major French companies, including CEP Communication and Groupe Larousse Nathan, where he was appointed Senior Executive Vice President in 1984. In 1985, he became Chief Financial Officer of the Havas group. He was named Senior Executive Vice President of the group when it was privatized in May 1987 and held such position until January 1994.

     ROBERT DE METZ was appointed Senior Executive Vice President, Divestitures, Mergers and Acquisitions of Vivendi Universal in September 2002. He previously worked as a fund manager. He was a member of the executive board of directors of Paribas from 1997 to 2000, where his main responsibilities included the execution of many mergers and acquisitions.

     ANDREW J. KASLOW was appointed Senior Executive Vice President of Human Resources for Vivendi Universal in January 2002. Mr. Kaslow was most recently Senior Vice President, People Development, of AOL Time Warner. Previously, Andrew Kaslow was Senior Vice President, Human Resources, of Time

Warner, appointed to that position in January 1999. Prior to joining Time Warner, he was Senior Vice President of Human Resources at Becton Dickinson and Company, a global medical devices and diagnostics company. From 1993 to 1996, Mr. Kaslow was Vice President of Human Resources at Pepsico Inc. Mr. Kaslow serves on the board of directors of New Jersey Public Broadcasting (NJN), Newark Public Radio (WBGO-FM), Ramapo College and the Labor Policy Association (LPA).

     JEAN-FRANCOIS DUBOS is Executive Vice President and General Counsel of Vivendi Universal. In this capacity, Mr. Dubos is responsible for managing the group's legal and administrative services departments. He is also a member of the French Administrative Supreme Court (Maitre des Requetes au Conseil d'Etat), currently on temporary leave. Mr. Dubos joined Compagnie Generale des Eaux, the predecessor of Vivendi Universal, as deputy to the Chief Executive Officer in 1991, and since 1994, has held the position of General Counsel. From 1993 to 1999, he was the Chief Executive Officer of the group's subsidiary Carrousel du Louvre. From 1984 to 1991, while a full-time member of the French Administrative Supreme Court (Conseil d'Etat), he worked on a wide range of matters, including education, interior affairs, urban planning, historical preservation and codification of laws. From 1981 to 1984, he was co-head of the cabinet of the French Ministry of Defense. Mr. Dubos currently serves on the board of directors of two of our subsidiaries, Fomento de Construcciones y Contratas and Portland Valderrivas, and several water distribution companies (e.g., Societe des Eaux de Melun and Mediterranea de Aguas), as well as on the supervisory board of Groupe Canal+ S.A.

     MICHEL BOURGEOIS was appointed Executive Vice President Corporate Communications of Vivendi Universal in September 2002. In this position, he is responsible for corporate communications, internal communications, media, public relations and public affairs. From 2000 to 2002, Michel Bourgeois was Executive Vice President Corporate Communications, France, of the pharmaceuticals company Aventis. Mr. Bourgeois previously held successive positions at Rhone Poulenc from 1987 to 2000, in Media Relations, Corporate Communications and was Adviser to the Chairman, Jean-Rene Fourtou, from 1995 to 2000.

     RENE PENISSON was appointed Adviser to the Chairman and Chief Executive Officer, Social Relations and Organization of Vivendi Universal in September 2002. From 1999 to 2002 he was a member of the Executive Committee of Aventis; Senior Executive Vice President, Human Resources of Aventis and Chairman of Aventis Animal Nutrition and of RP Industrialization. From 1997 to 1999, he served as member of the Executive Committee of Rhone Poulenc S.A. From 1982 to 1997, Mr. Penisson was Executive Vice President, Basic Chemicals Division of Rhone Poulenc; Chief Operating Officer of Rhone Poulenc Chimie and Senior Executive Vice President, Human Resources of the Rhone Poulenc Group.

     HUBERT JOLY was appointed Executive Vice President, Monitoring of US Assets in August 2002 and Deputy Chief Financial Officer in April 2003. Prior to this, Mr. Joly was Executive Vice President and Group Chief Information Officer of Vivendi Universal from November 2001 to November 2002. From December 2000 to October 2001, Mr. Joly was responsible for the integration of Vivendi Universal's North American activities. Between July 1999 and June 2001, Mr. Joly was Chief Executive Officer of Havas Interactive, known today as Vivendi Universal Games, Vivendi Universal's interactive entertainment and educational software publishing division. Prior to joining Havas Interactive, Hubert Joly served as Vice President of Electronic Data Systems (EDS) Europe and Chairman and Chief Executive Officer of EDS France. Previously, he spent 12 years at McKinsey & Company, Inc. in San Francisco, New York and Paris, specializing in high technology.

     REGIS TURRINI was appointed Executive Vice President of Vivendi Universal, in charge of divestitures, mergers and acquisitions in January 2003. He reports to Robert de Metz, Senior Executive Vice President of Vivendi Universal. Mr. Turrini is an attorney admitted to the Paris bar, and a graduate of the Paris Institute of Political Sciences and ENA. He began his career as a judge to the court dealing with disputes in the French civil service. He then joined law firms Cleary Gottlieb Steen & Hamilton (1989 - 1992), followed by Jeantet & Associes (1992 - 1995), as a corporate lawyer. In 1995, Mr. Turrini joined the investment bank ARJIL & Associes (Lagardere group) as executive director. He was then appointed managing director and, from 2000, managing partner.

BOARD PRACTICES

     Under our statuts, as modified in accordance with the provisions of the French New Economic Regulations Act and approved at the Shareholders' Meeting held on April 24, 2002, Vivendi Universal is managed by a board of directors composed of no less than three members and no more than eighteen members. The Board currently consists of 12 members. Under our statuts, shareholders elect board members for four year renewable terms.

BOARD'S JURISDICTION

     The Board reviews, among other things:

     - Strategic agreements and directions;

     - New business acquisitions, asset divestitures and internally developed activities which could significantly affect its earnings or materially modify its balance sheet structure;

     - The annual, half-yearly and quarterly financial statements and the Audit Committee's report;

     - Material agreements entered into and, at the Audit Committee's suggestion, the accounting methods used;

     - Terms for implementing the compliance program and the environmental and social report; and

     - The annual report of important litigation.

     Based on the recommendation of the Human Resources Committee, the Board determines the compensation of senior executives.

     The Chairman represents the Board. He organizes and directs its operations and ensures its smooth functioning.

     The general management of Vivendi Universal is the responsibility of the Chief Executive Officer, who is currently also the Chairman of the Board. The Chief Executive Officer is vested with the broadest powers to act in all circumstances on behalf of Vivendi Universal. He exercises these powers subject to the limitations imposed by law.

CORPORATE GOVERNANCE

     Vivendi Universal is seeking to apply the highest international standards of corporate governance and, through the Disclosure Committee, is organizing the implementation of the new rules and procedures imposed by the Sarbanes-Oxley Act. Vivendi Universal's board of directors has therefore taken the following new actions:

     - Increased the number of committees, drawn from the board of directors, to four: the Audit Committee, the Human Resources Committee, the Strategy and Finance Committee and the Corporate Governance Committee. Their respective compositions and missions have been enlarged (see below);

     - Created special Disclosure Committee to ensure accuracy of publicly disclosed information;

     - Adopted an Internal Charter governing the operation of the board of directors;

     - Empowered the board of directors to appoint two independent advisors for their expertise;

     - Established a Vigilance Program reviewed by the Audit Committee and remitted to the Group's workers' committee and to the European Social Dialogue Committee;

     - Created Internet retransmission of general meetings;

     - Created voting at general meetings via the Internet and holding meetings by video-conference; and

     - Provided for representation of the workers' committee at general meetings.

     In addition, it had previously taken the following actions:

     - Suppression of double voting rights in order to assure equality of shareholder rights;

     - Suppression of the policy of issuing stock in the event of a takeover bid;

     - Shortening the length of time securities need to be blocked for the exercise of voting rights;

     - Suppression of the proportioning of voting rights at the general shareholders meeting upon voting participation reaching 60%;

     - Shortening directors' terms to four years; and

     - Appointment of an employee director when employee participation in the share capital reaches 3%.

BOARD COMMITTEES

 CREATION AND FUNCTIONING OF COMMITTEES--COMMON ATTRIBUTES

     The permanent committees of the board are as follows: (i) Strategy and Finance Committee, (ii) Audit Committee, (iii) Human Resources Committee and
(iv) Corporate Governance Committee.

     Each committee shall fulfill a role of review, analysis and preparation with respect to certain deliberations of the board. Each committee shall produce, within its area of expertise, proposals, recommendations and opinions, where appropriate. The committees have no decision-making authority; they serve a purely consultative function, acting under the authority of the board, to which they are accountable.

     Committee members shall be appointed by the board and cannot appoint proxies. Unless otherwise decided by the board, the committee members' terms shall be the same as their respective director's terms, and shall be renewable. The board shall appoint a chairman for each committee, who shall preside over the committee for the duration of his or her mandate as a committee member. The committee chairman or one of its members shall report upon the committee's work to the board at its next scheduled meeting.

     Each committee shall meet upon being convened by its chairman and shall set its own meeting schedule. Committee meetings shall be held at Vivendi Universal's headquarters or in any other location designated by the chairman. Committee meetings may also be held by telephone conference or videoconference. The chairman of each committee shall draw up the agenda of the meetings and shall preside over the committee's deliberations. Minutes of each meeting shall be drawn up by the Secretary of the board, who shall attend the meetings of each of the board committees.

     Each committee shall be able to invite to its meetings, as it deems necessary or appropriate, any member of Vivendi Universal's management. Each committee will set forth its own charter, which has to be approved by the board, pursuant to the provisions of the board's internal charter.

     In addition to the permanent committees, the board may decide to form ad hoc committees, for a limited term, with regard to certain exceptional transactions or assignments.

 AUDIT COMMITTEE

 Composition

     The Audit Committee shall be comprised of at least 3 directors, all of whom must be independent and must have finance or accounting skills. At least one member shall be a financial expert (as defined in the Sarbanes-Oxley Act), with a thorough understanding of accounting standards, as well as practical experience in the preparation of financial statements and the application of prevailing accounting regulations. The current members are Henri Lachmann (Chairman), Gerard Bremond, Fernando Falco and Gabriel Hawawini.

 Functions

     The mission of the Audit Committee is to prepare the board's decisions, and to render its recommendations or issue its opinions with regard to the accounting procedures governing the Group's functioning, particularly in the following areas:

     - review of Vivendi Universal's accounts and consolidated annual, semi-annual and, possibly, quarterly accounts before they are presented to the board;

     - coherence and effectiveness of Vivendi Universal's internal control measures;

     - follow-up of the mandates accorded to the external and internal auditors and review of the conclusions of their audits;

     - accounting methods and principles; activities to be included within Vivendi Universal's consolidated accounts;

     - Vivendi Universal's off-balance sheet risks and commitments;

     - mode of selection of the statutory auditors, issuance of an opinion on the amount of the fees solicited for the carrying out of the legally mandated audit, and verification of compliance with the regulations ensuring their independence;

     - issuance of an opinion with respect to the annual report of the Compliance Program and proposal of any measures that may render it more effective; and

     - any matter that it considers may constitute a risk for Vivendi Universal or a serious procedural problem.

 Mode of Functioning

     The Audit Committee shall meet at least 4 times a year and at any other time that Vivendi Universal requires. The members of the committee shall receive, upon their appointment, current and detailed information with regard to the accounts, finances and operations of Vivendi Universal and its group. For the purpose of carrying out its tasks, the committee may, with no executive directors present, meet with the statutory auditors and the members of Vivendi Universal's management responsible for preparing financial statements and conducting internal audits, including the Chief Financial Officer, the Chief Accounting Officer and the Treasurer.

     With respect to internal audit and risk management, the committee shall review the most significant off-balance sheet commitments, meet with the Director of Internal Audit, render its opinion on the organization of, and work performed by, the internal audit department. The committee shall receive the reports of the internal audit department or a periodic summary of these reports.

     For the purpose of carrying out its task of selecting Vivendi Universal's statutory auditors, the committee shall have at its disposal information regarding (i) the amount of the fees paid by Vivendi Universal, and, if need be, its subsidiaries, to Vivendi Universal's auditors and (ii) the global networks to which the statutory auditors belong; with a view to ensuring that the amount of such fees, the conditions of payment, or the percentage of such fees in these firms' overall revenues do not compromise the independence of the statutory auditors. More generally, the committee shall be responsible for ensuring compliance with the rules guaranteeing the independence of the statutory auditors.

     The committee shall review Vivendi Universal's financial statements no less than two days before the presentation of the statements to the board. The committee shall receive a memorandum from the statutory auditors summarizing the results and the accounting options adopted, and a memorandum from the Chief Financial Officer describing the exposure to off-balance sheet risks and commitments. The statutory auditors shall be present at the meetings of the Audit Committee at which Vivendi Universal's accounts are reviewed. The Audit Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal's expense.

 STRATEGY AND FINANCE COMMITTEE

 Composition

     The Strategy and Finance Committee shall be comprised of at least 4 directors, none of whom shall be an insider director. The current members are Claude Bebear (Chairman), Gerard Kleisterlee, Paul Fribourg and Gerard Bremond. Edgar Bronfman, Jr. was also a member until Mr. Bronfman and Vivendi Universal mutually agreed that his participation in the Board of Directors and any committee thereof would be suspended following May 20, 2003, when he informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal.

 Functions

     Its mission is to prepare the board's decisions, and to render its recommendations or issue its opinions with regard to the procedures governing the Group's functioning, particularly in the following areas:

     - Vivendi Universal's strategic direction;

     - acquisitions and sales of participations and assets of a sizeable nature;

     - strategic joint ventures and/or industry and financial cooperation agreements;

     - sizeable internal restructuring operations;

     - transactions falling outside Vivendi Universal's announced strategy;

     - financial transactions likely to affect the structure of the balance sheet;

     - sizeable financial transactions; and

     - the liquidity and debt situation of Vivendi Universal.

 Mode of Functioning

     The Strategy and Finance Committee shall meet at least 4 times a year and at any other time that Vivendi Universal requires. For the purpose of carrying out its tasks, the committee may, with no executive directors present, meet with the members of Vivendi Universal's management responsible for preparing financial statements and conducting internal audits, including the Chief Financial Officer, the Chief Accounting Officer and the Treasurer. The Strategy and Finance Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal's expense.

 HUMAN RESOURCES COMMITTEE

 Composition

     The Human Resources Committee shall be comprised of at least 3 directors, a majority of whom must be independent and none of whom shall be an insider director. The current members are Marie-Josee Kravis (Chairperson), Bertrand Collomb and Paul Fribourg.

 Functions

     The mission of the Human Resources Committee shall be to prepare the board's decisions and issue its recommendations with regard to the following matters:

     - compensation of the Chief Executive Officer and executive management and, in particular, determination of the variable component of their compensation; analysis of the alignment of the method of determining the variable component of their compensation with (i) the evaluation carried out annually, as the case may be, of their performance, and (ii) the implementation of Vivendi Universal's medium-term strategy. The committee may choose to commission a comparative study or analysis by an independent consultant of the contributing factors on which the compensation of the executive directors is based.

     - policy of allocation of options to subscribe for or purchase shares ("stock options") to the executive directors, principal executives and management teams of Vivendi Universal and its Group;

     - proposal for the allocation and modes of payment of directors' fees paid to the members of the board and its committees;

     - the Group's overall policy of remuneration of its principal executives;

     - review and issuance of an opinion with regard to liability coverage and complementary retirement packages for Vivendi Universal's officers and directors; and

     - review and issuance of an opinion with regard to the recruitment of management personnel.

 Mode of Functioning

     The Human Resources Committee shall meet at least 3 times a year and at any other time that Vivendi Universal requires. The Human Resources Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal's expense.

 CORPORATE GOVERNANCE COMMITTEE

 Composition

     The Corporate Governance Committee shall be comprised of at least 3 directors, with no insider directors. The current members are Claude Bebear (Co-Chairman), Marie-Josee Kravis and Bertrand Collomb. Edgar Bronfman, Jr. served as Co-Chairman with Claude Bebear until Mr. Bronfman and Vivendi Universal mutually agreed that his participation in the Board of Directors and any committee thereof would be suspended following May 20, 2003, when he informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal.

 Functions

     The mission of the Corporate Governance Committee shall be to prepare the board's resolutions and give its recommendations to the board with regard to the following matters:

     - review of candidates for directorship and composition and functions of the board committees;

     - determination and review of the criteria of independence with respect to directors;

     - succession plan with regard to the Chairman;

     - evaluation of the organization and functioning of the board;

     - preparation of the annual meeting concerning the evaluation of Vivendi Universal's Chief Executive Officer;

     - review of national and international practices in the field of corporate governance, and their conditions of application; and

     - review of and recommendations regarding Vivendi Universal's corporate governance measures.

 Mode of Functioning

     The Corporate Governance Committee shall meet at least three times a year. The Corporate Governance Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal's expense.

 COMPENSATION

     The board establishes compensation for officers, upon recommendation of the Human Resources Committee, and for directors, upon recommendation of the Corporate Governance Committee. Such compensation may be comprised of both a fixed and a variable component.

  COMPENSATION OF DIRECTORS

     For a full year, each director receives director's fees of E 50,000.

     This amount is increased by E 11,000 for the function of member of the Human Resources Committee and E 22,000 for the function of member of the Audit Committee. This amount is doubled for the chairmen of these two committees.

     Director's fees paid in 2002 were as follows:

                                                              (IN EUROS)
                                                              ----------
CURRENT MEMBERS OF THE BOARD OF DIRECTORS
Mr. Jean-Rene Fourtou(1)....................................          0
Mr. Claude Bebear...........................................     23,500
Mr. Edgar Bronfman, Jr. ....................................     60,404
Mr. Edgar M. Bronfman.......................................     65,807
Mr. Gerard Kleisterlee......................................     18,000
Mrs. Marie-Josee Kravis.....................................     76,807
Mr. Henri Lachmann..........................................     82,307
FORMER DIRECTORS WHO HELD A MANDATE IN 2002 AND EARLY 2003
Mr. Bernard Arnault.........................................     45,108
Mr. Jean-Louis Beffa........................................     36,904
Mr. Richard Brown...........................................     52,464
Mr. Jean-Marc Espalioux.....................................     54,904
Mr. Dominique Hoenn.........................................     18,000
Mr. Philippe Foriel-Destezet................................     36,724
Mr. Jacques Friedmann.......................................     54,904
Mrs. Esther Koplowitz.......................................     42,298
Mr. Pierre Lescure..........................................     36,904
Mr. Eric Licoys.............................................     50,737
Mr. Jean-Marie Messier......................................     36,904
Mr. Samuel Minzberg.........................................     57,938
Mr. Simon Murray............................................     36,904
Mr. Serge Tchuruk...........................................     60,358
Mr. Rene Thomas.............................................     36,904
Mr. Marc Vienot.............................................     90,964
                                                              ---------
TOTAL.......................................................  1,075,744
                                                              =========

---------------

(1) Mr. Fourtou waived the payment of his director's fees for year 2002.

     Upon recommendation of the Human Resources Committee, the board of directors decided on September 25, 2002 to modify the distribution of director's fees, decreed at its meeting on December 11, 2000. As of the fourth quarter 2002, payment of director's fees to members of the board of directors and the committees shall be made depending on their actual presence at meetings and on the specific work carried out.

  Additional Arrangements with Edgar M. Bronfman and Edgar Bronfman, Jr.

     In connection with Edgar M. Bronfman's retirement from executive positions with Vivendi Universal and its affiliates effective December 31, 2001, Vivendi Universal agreed to provide Mr. Bronfman with office space, the services of an assistant and a driver, and the use of a Vivendi Universal leased vehicle in New York City until December 2011.

     Pursuant to an employment agreement with Vivendi Universal U.S. Holding Co. (Vivendi Universal U.S.), dated September 25, 2002 (the Agreement), Edgar Bronfman, Jr. currently serves as an executive employee and an advisor to the Chief Executive Officer of Vivendi Universal U.S. in connection with the U.S. entertainment businesses of Vivendi Universal and its U.S. affiliates.

     Subject to the provisions of the Agreement regarding earlier termination of Mr. Bronfman's employment, the term of his employment under the Agreement commenced on September 25, 2002 and will continue through December 31, 2004. During the term of his employment under the Agreement, Mr. Bronfman is required to devote a substantial time commitment to the performance of his duties under the Agreement, but he is not precluded or prohibited from securing one or more additional part-time employment or consulting positions. Mr. Bronfman's annual salary under the Agreement is $1,000,000.

     If Mr. Bronfman's employment under the Agreement is terminated by Vivendi Universal US for "Cause" or by Mr. Bronfman without "Good Reason" (as those terms are defined under the Agreement), or by reason of Mr. Bronfman's death or disability, Mr. Bronfman or Mr. Bronfman's estate, as the case may be, will be entitled to receive his accrued salary and benefits under the Agreement through the date of termination.

     If Mr. Bronfman's employment under the Agreement is terminated by Vivendi Universal U.S. without "Cause" (other than by reason of death or "disability") or by Mr. Bronfman for "Good Reason" (as these terms are defined under the Agreement), Mr. Bronfman will also be entitled to receive a lump-sum payment equal to the total amount of salary that Mr. Bronfman would have received had his employment under the Agreement continued through December 31, 2004.

     In the event that Mr. Bronfman is subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986, as amended, Mr. Bronfman is entitled to receive an additional payment such that he will receive the same net after-tax benefit as if no excise tax were imposed. In addition, Vivendi Universal U.S. will reimburse Mr. Bronfman for all legal fees and related expenses incurred in connection with, or arising out of, any dispute in respect of severance following termination of his employment other than for Cause or for Good Reason.

     The Agreement also provides that Vivendi Universal U.S. will indemnify Mr. Bronfman to the fullest extent permitted by applicable law against damages in connection with his status or performance of duties as an officer of Vivendi Universal U.S. and will maintain and cover Mr. Bronfman under customary and appropriate directors and officers liability insurance during the term of his employment and throughout the period of any applicable statute of limitations.

     In 2003, Edgar Bronfman, Jr. informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. As a result, on May 20, 2003, Vivendi Universal and Edgar Bronfman, Jr. mutually agreed to suspend certain provisions of the Agreement.

  COMPENSATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     On the recommendation of the Human Resources Committee, the remuneration of the Chairman and Chief Executive Officer for 2002 is composed of the following elements: annual fixed salary: E 1 million; bonus target 150% (maximum: 250%); options: 1,000,000 stock options without discount. Retirement: 2.5% of the target compensation per year of service as Chairman and Chief Executive Officer, cash exit possible. In 2002, Mr. Jean-Rene Fourtou, Chairman and Chief Executive Officer since July 3, 2002, received from Vivendi Universal a gross remuneration of E 497,368, including fringe benefits. Mr. Jean-Rene Fourtou holds 193,959 Vivendi Universal shares. He waived his director's fees as a director of Vivendi Universal and received director's fees of E 9,767 as a director and member of the supervisory board for the subsidiaries of Vivendi Universal, controlled within the meaning of article 233-16 of the French commercial code.

  COMPENSATION OF EXECUTIVE OFFICERS

     In 2002, Mr. Jean-Marie Messier, Chairman and Chief Executive Officer until July 1, 2002, received a gross remuneration of E 5,635,854, including fringe benefits. He did not benefit from any attribution of stock options. He received E 84,384 in director's fees as a director of Vivendi Universal and as a director and member of the supervisory board for the subsidiaries of Vivendi Universal, controlled within the meaning of article 233-16 of the French commercial code. At June 30, 2002, Mr. Jean-Marie Messier held 361,377 Vivendi Universal shares.

     On September 25, 2002, the board of directors ratified the decision taken by the general management of Vivendi Universal, upon the advice of its lawyers, to refuse a severance package to Mr. Messier and to put an end to the fringe benefits he was enjoying. The board of directors left it to its Chairman to decide on the possibility of starting a proceeding and the choice of arbitration proceedings. Following an arbitration convention on October 31, 2002, the dispute was submitted to an Arbitration Tribunal constituted on January 17, 2003, under the aegis of the American Arbitration Association in New York and composed of three arbitrators.

     On June 27, 2003, the arbitration tribunal issued its award. It denied Vivendi Universal's claim that Mr. Messier's so-called U.S. Termination Agreement be voided. The arbitration tribunal ordered Vivendi Universal to pay Mr. Messier the aggregate amount of E20.5 million provided for in this agreement, less the portion of Mr. Messier's compensation that had been paid to him during the third quarter of 2002, which Vivendi Universal asked to be reimbursed. The arbitration tribunal also denied Vivendi Universal's claim for the repayment of the unpaid rent and charges of the New York apartment.

     Mr. Edgar Bronfman, Jr., Vice-Chairman, received in 2002, E 17,108,366 in gross remuneration, fringe benefits and a severance package relating to his duties as an executive officer of Vivendi Universal. His Consultancy Agreement was terminated, at his request, on September 25, 2002. Since this date, he has been a part-time employee of Vivendi Universal U.S. Holding Co. pursuant to an employment agreement. Mr. Bronfman and Vivendi Universal mutually agreed to suspend certain provisions his employment agreement following May 20, 2003, when he informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. For more information, see "--Additional Arrangements with Edgar M. Bronfman and Edgar Bronfman, Jr."

     Mr. Eric Licoys, Co-Chief Operating Officer and a director until September 5, 2002, received from Vivendi Universal a gross remuneration of E 5,098,444, including fringe benefits and a severance package. In addition, he received
E 103,784 in director's fees as a director of Vivendi Universal and as a director and member of the supervisory board for the subsidiaries of Vivendi Universal controlled within the meaning of article 233-16 of the French commercial code.

     Mr. Pierre Lescure, Co-Chief Operating Officer and a director until April 24, 2002, received from Canal+ Group gross remuneration of E 4,124,915, including fringe benefits and a severance package. In addition, he received
E 43,764 in director's fees as a director of Vivendi Universal and as a director and member of the supervisory board for the subsidiaries of Vivendi Universal, controlled within the meaning of article 233-16 of the French commercial code.

  COMPENSATION OF SENIOR EXECUTIVES

     The ten most highly compensated of Vivendi Universal's senior executives earned an aggregate of E 55.24 million in 2002. Nine of these top ten executives were US senior executives.

LOANS AND GUARANTEES GRANTED TO DIRECTORS OR MEMBERS OF THE GENERAL MANAGEMENT

     Vivendi Universal has not granted or agreed to any loan or guarantee for the benefit of members of board of directors nor members of the general management.

EMPLOYEES

     The number of Vivendi Universal employees on December 31, 2002, was approximately 61,815. The table below shows a breakdown of employees by business segments as of the end of the period specified:

                                            NUMBER OF           NUMBER OF           NUMBER OF
                                        EMPLOYEES IN 2002   EMPLOYEES IN 2001   EMPLOYEES IN 1999
                                        -----------------   -----------------   -----------------
Telecoms..............................       24,375               30,023              10,261
Music.................................       11,754               12,017              12,102
TV & Film.............................       22,146               20,344              27,624
Publishing (2000 & 2001)..............        2,074               22,010                  --
Games (2002)..........................           --                   --              21,434
Internet..............................          995                1,138                 958
Head Office...........................          471                  687               1,012
Other*................................          N/A              295,285             253,989
                                             ------              -------             -------
TOTAL.................................       61,815              381,504             327,380
                                             ======              =======             =======

---------------

* Veolia Environnement

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

THE GOVERNANCE AGREEMENT

     We are a party to a governance agreement with certain former Seagram shareholders that are members or affiliates of the Bronfman family (the "Bronfman Shareholders") entered into December 2000. In addition to the provisions described below, the governance agreement restricts the transfer of Vivendi Universal shares held by the Bronfman Shareholders and contains other provisions relating to the ownership, holding, transfer and registration of our shares.

     In the governance agreement Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five-year period ending on December 31, 2005. Vivendi Universal is in compliance with this provision and does not intend to violate it and trigger the GRA.

     Edgar Bronfman, Jr. informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. As a result, on May 20, 2003, Vivendi Universal, Edgar Bronfman, Jr. and Edgar M. Bronfman mutually agreed to suspend the participation of Edgar M. Bronfman and Edgar Bronfman, Jr. in the Board of Directors and any committee thereof. Also, as of May 20, 2003, Vivendi Universal has suspended certain provisions of the Governance Agreement, thereby allowing the Bronfman Shareholders to make a bid to purchase American assets of Vivendi Universal.

  DESIGNEES TO OUR BOARD OF DIRECTORS

     Under the governance agreement, Vivendi Universal has elected to, and is required to use best efforts to, cause the continuation for a four-year term on its board of directors of five former members of Seagram's board of directors or their replacements. Two of the designees are parties to the governance agreement (Edgar M. Bronfman and Edgar Bronfman, Jr.), one designee is unaffiliated with the Bronfman family (non-Bronfman designees), and the two remaining seats are vacant.

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

                                                              NUMBER OF
                                                              BRONFMAN
PERCENTAGE OF INITIAL INVESTMENT                              DESIGNEES
--------------------------------                              ---------
more than 75%...............................................      3
more than 50% but less than or equal to 75%.................      2
more than 25% but less than or equal to 50%.................      1

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

  DESIGNEES TO THE COMMITTEES OF OUR BOARD OF DIRECTORS

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

     - cause the chairman of the Human Resources Committee to be appointed and maintained as a member of the nominating committee of our board of directors;

     - cause the Human Resources Committee to be responsible for proposing the nomination of all directors, other than the Bronfman designees;

     - cause a designee of the Bronfman Shareholders to be appointed and maintained as a member of the Audit Committee of our board of directors; and

     - cause a designee of the Bronfman Shareholders to be appointed and maintained as a member of any subsequently formed executive or similar committee, if the failure of the Bronfman Shareholders to participate would be inconsistent with the purposes of the board and committee participation rights described above.

     In 2003, Edgar Bronfman, Jr. informed Vivendi Universal of his intention to lead a consortium to purchase American assets of Vivendi Universal. As a result, on May 20, 2003, Vivendi Universal, Edgar Bronfman, Jr. and Edgar M. Bronfman mutually agreed to suspend the participation of Edgar M. Bronfman and Edgar Bronfman, Jr. in the Board of Directors and any committee thereof.

SHARE OWNERSHIP

     The following table shows the number of Vivendi Universal voting securities beneficially owned, percentage of voting securities beneficially owned and number of options beneficially owned by each of the members of the Vivendi Universal board of directors that beneficially owns more than 1% of Vivendi Universal voting securities as of December 31, 2002:

                                                 NUMBER OF         PERCENTAGE OF      NUMBER OF
BENEFICIAL OWNER                             VOTING SECURITIES   VOTING SECURITIES*   OPTIONS(1)
----------------                             -----------------   ------------------   ----------
Edgar M. Bronfman..........................     26,376,563(2)          2.47%            452,960
Edgar Bronfman, Jr.........................     28,486,209(3)          2.67%          3,751,666

---------------

 *  Less than 1%

(1) References to quantity of options in this table are to the number of voting securities which are acquired upon exercise of the options held by the optionholder.

(2) Includes 24,541,219 ADSs owned indirectly by The Edgar Miles Bronfman Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants (the "EMBT"), and 1,189,212 ADSs owned directly by the PBBT/Edgar Miles Bronfman Family Trust, a trust established for the benefit of Edgar M. Bronfman and his descendants ("PBBT/EMBFT"), trusts for which Mr. Bronfman serves as a trustee, 888 ADSs owned directly by Mr. Bronfman, 452,960 ADSs issuable upon the exercise of options which are currently exercisable, and 192,284 ADSs owned by two charitable foundations of which Mr. Bronfman is among the trustees or directors. Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and the PBBT/EMBFT and with respect to ADSs owned directly by him.

(3) Includes 24,541,219 ADSs owned indirectly by the EMBT trust for which Mr. Bronfman serves as a trustee, 792 ADSs owned directly by Mr. Bronfman, 3,751,666 ADSs issuable upon exercise of options which are currently exercisable, 192,000 ADSs owned by a charitable foundation of which Mr. Bronfman is among the trustees and 532 ADSs in which Mr. Bronfman has an indirect interest through an investment in the Retirement Savings and Investment Plan for Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (based on the value of such investment as of December 4, 2000). Mr. Bronfman disclaims beneficial ownership of the foregoing ADSs, except to the extent of his beneficial interest in the EMBT and with respect to ADSs owned directly by him.

STOCK OPTION PLANS

     Since the Vivendi-Seagram-Canal+ merger in December 2000, Vivendi Universal has granted stock options to senior executives, as well as within its subsidiaries and affiliates, under three stock option plans and one stock subscription option plan. With the exception of the Outperformance Plan (SO IV), options granted to U.S.-based executives are options to purchase Vivendi Universal American Depositary Shares (ADS). Senior Executives employed outside of the United States are granted options to purchase Vivendi Universal shares. Vivendi Universal uses several criteria for determining whether and to whom stock options will be granted: his/her degree of responsibility; job performance; recognition and reward to those executives who have accomplished significant operations; and as a means of identifying and recognizing executives of high potential.

     Since December 2000, Vivendi Universal has made significant option grants to a select group of executives in the following manner:

     - 10,886,898 options to purchase ADSs or Vivendi Universal shares, representing 1% of Vivendi Universal's outstanding share capital, were granted to 3,681 beneficiaries in December 2000, exercisable at a strike price, without discount, of E 78.64 or $67.85.

     - 5,200,000 options, representing 0.48% of Vivendi Universal's outstanding share capital, were granted to a select group (approximately 100) senior executives in December 2000 under the Outperformance Plan. The vesting and exercisability of these stock options are linked to the outperformance of Vivendi Universal against a weighted index media company performance comprised of 60% Media MSCI and 40% Stoxx Media.

     - 13,333,627 options to purchase ADSs, representing 1.23% of Vivendi Universal's share capital then outstanding, were granted to 2,816 beneficiaries in October 2001, exercisable at a strike price, without discount, of E 48.20 or $44.25.

     - 3,619,300 options to purchase ADSs, representing 0.33% of Vivendi Universal's share capital then outstanding, were granted to 51 beneficiaries in September 2002, exercisable at a strike price of E 12.10 or $11.79.

     As a consequence of the 2002 dividend payment taken from the retained earnings (in accordance with applicable rules), we adjusted the exercise prices and number of Vivendi Universal shares or ADSs subject to each outstanding stock option and the number of Vivendi Universal shares or ADSs reserved for issuance under each of the existing stock option plans in order to preserve the value of each option.

     The significant features of the stock option plans and the stock subscription option plan under which we have made option grants are the following:

     SO I (TRADITIONAL OPTIONS)

          Options granted under SO I have an eight-year term. These options normally vest over three years from the date of grant in equal one-third amounts, and become exercisable, with respect to the then vested portion of the grant after the second anniversary of the grant date. After the third anniversary of the grant date, the entire grant is vested and exercisable. Employees terminated by Vivendi Universal and its subsidiaries and affiliates retain any options granted under this plan that have vested before their termination date and the plan permits the acceleration of vesting in connection with an optionholder's termination of employment upon approval of Vivendi Universal's Chief Executive Officer and the board of directors. In the event of a bid or tender offer for all or substantially all of the shares of Vivendi Universal, options granted under SO I immediately vest and become exercisable and the underlying shares are freely transferable without any condition.

     SO II

          The options granted under SO II are exercisable from September 18, 2000, to September 17, 2003, at an adjusted unit price of E 48.64, and from September 18, 2003 to September 17, 2004, at an adjusted unit price of E 52.05.

     SO III

          The options granted under SO III vest and become exercisable after a 5-year period following the date of grant (May 11, 1999) and remain exercisable until the expiration of the 8-year validity period of the plan. The number of options that can be exercised will be determined based on the performance of Vivendi Universal's stock vis-a-vis a benchmark price index composed of a basket of indexes (10% Media, 35% Telecoms, 10% Utilities).

     SO IV (SO-CALLED OVER PERFORMANCE OPTIONS)

          The options granted under SO IV vest and become exercisable after a 6-year period following the date of grant and remain exercisable until the expiration of the 8-year validity period of the plan; provided, however, that the vesting of such options will be accelerated based on the performance of Vivendi Universal's stock price vis-a-vis the movement of the combined index, 60% MSCI and 40% Stoxx Media as follows:

          - if, after a 3-year period, the performance of Vivendi Universal's stock price exceeds the index performance by 9% or more;

          - if, after a 4-year period, the performance of Vivendi Universal's stock price exceeds the index performance by 12% or more; or

          - if, after a 5-year period, the performance of Vivendi Universal's stock price exceeds the index performance by 15% or more.

          In addition, following each of the third, fourth and fifth anniversaries of the date of grant, the vesting of such options will be accelerated after each quarter if the performance of Vivendi Universal's stock price exceeds the index performance by the percentage required for the period examined, increased by 0.75% per quarter (x% + 0.75% per quarter).

          In the event of a public offering, the options granted under SO IV will become vested and immediately exercisable and the shares underlying such options will be immediately transferable.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDER

     To our knowledge, no individual shareholder owns beneficially, or exercises control or direction over, 5% or more of the outstanding Vivendi Universal ordinary shares. There are 43,167,709 (excluding exercisable options) Vivendi Universal ADSs and exchangeable shares held by the Bronfman shareholders and subject to the governance agreement. The foregoing shares, collectively, represent approximately 4% of the voting securities of Vivendi Universal. The information for the Bronfman shareholders is based on their holdings as of December 31, 2002. The governance agreement is described under "Item 6--Directors, Senior Management and Employees--The Governance Agreement".

RELATED PARTY TRANSACTIONS

  Claridge Inc.

     For the period January 1, 2001, through December 1, 2001, Claridge Inc. (Claridge) reimbursed Seagram for the use of aircraft owned by such subsidiary in the amount of $26,712. The payment represented Claridge's pro rata share of the applicable operating expenses of the aircraft. For the same period, Seagram paid or accrued rent and reimbursed expenses to Claridge in the amount of Cdn$133,338 (and Cdn$2,090 for the current fiscal year) for the use by Seagram of office and parking space and secretarial services. The Charles Rosner Bronfman Family Trust, a trust established for the benefit of Charles R. Bronfman and his descendants, owns all the shares of Claridge. Charles R. Bronfman and Samuel Minzberg are among the directors and officers of Claridge.

  The Andrea & Charles Bronfman Philanthropies, Inc.

     For the period January 1, 2001, through December 31, 2001, The Andrea & Charles Bronfman Philanthropies, Inc., a charitable organization, paid or accrued rent and reimbursed Vivendi Universal in the amount of $67,368 (and $87,635 during the current fiscal year) for use by such organization of office space in Vivendi Universal's offices in New York. Andrea Bronfman and Charles R. Bronfman are directors of The Andrea & Charles Bronfman Philanthropies, Inc.

  Frank Alcock

     As of December 21, 2001, we divested the spirits and wine business to which Frank Alcock, Edgar Bronfman, Jr.'s father-in-law, previously had provided consulting services.

  Purchase of Vivendi Universal Shares from the Bronfman Family

     Vivendi Universal purchased 15,400,000 American Depository Shares (ADS), representing Vivendi Universal shares held by various members of the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 3.5% discount. Additionally, Vivendi Universal also purchased 1,500,000 ADSs representing Vivendi Universal shares owned by various entities controlled by the Bronfman family, at a price equal to the average share on the Paris stock market on May 29, 2001, with a 0.9% discount.

  Acquisition of The Four Seasons Restaurant

     Pursuant to a Stock Purchase Agreement dated as of October 28, 2002, between FS Investments LLC ("FSI") and Vivendi Universal Holding I Corp. ("VUHI"), an indirect, wholly owned subsidiary of Vivendi Universal, VUHI has sold its entire 51% equity interest in Classic Restaurants Corp. ("Classics"), together with certain debt owed by Classics to VUHI, to FSI for approximately $4.3 million in cash. Classics, together with other shareholders, owns The Four Seasons Restaurant in New York City. Edgar Bronfman, Jr., together with his father and other family members, control FSI. This transaction, which closed on May 22, 2003, arose pursuant to agreements governing the terms of Mr. Bronfman's resignation as Executive Vice Chairman of Vivendi Universal on March 31, 2002. Under those agreements, Mr. Bronfman exercised an option to purchase VUHI's equity interest in Classics for its fair market value as determined by an independent, expert appraisal.

  Employment Arrangement with Edgar Bronfman, Jr.

     Pursuant to an employment agreement with Vivendi Universal U.S. Holding Co. dated September 25, 2002, Edgar Bronfman, Jr. currently serves as an executive employee and an advisor to the Chief Executive Officer of Vivendi Universal U.S. in connection with the U.S. entertainment businesses of Vivendi Universal and its U.S. affiliates. For a description of the employment agreement, see "Item 6--Directors, Senior Management and Employees--Compensation--Compensation of Directors--Additional Arrangements with Edgar M. Bronfman and Edgar Bronfman, Jr."

  Related Companies

     On August 1, 2001, Vivendi Universal and Cegetel Group opened a cash account in the name of both parties into which Cegetel Group deposited certain excess cash (the amount of which changed over time). Vivendi Universal paid interest on the funds in the account. That agreement, as extended by an amendment dated January 2, 2002, provided that the account would remain open until July 31, 2002, subject to the right of either party to terminate the agreement earlier. Vivendi Universal fully repaid the outstanding balance of the cash account on July 5, 2002. The balance repaid on that date was E720,147,923.30.

     For a description of other transactions with related companies, see Note 14 to our Consolidated Financial Statements.

ITEM 8:  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS (SEE ITEM 18)

LITIGATION

     In addition to the legal proceedings described below, Vivendi Universal is involved in a number of legal proceedings incidental to the normal conduct of our business.

  SECURITIES CLASS ACTION LITIGATION

     In July 2002, following the announcement of the resignation of Jean-Marie Messier (our former CEO), sixteen separate putative class action suits were filed against Vivendi Universal, Mr. Messier and (in nine cases) Guillaume Hannezo (our former CFO), challenging the accuracy of certain public disclosures made by Vivendi Universal regarding Vivendi Universal's financial condition during 2001 and 2002. Those actions have been consolidated in the United States District Court for the Southern District of New York as In re Vivendi Universal, S.A. Securities Litigation (Master File No. 02 CV 5571 (HB)).

     The consolidated class action complaint, filed January 7, 2003, alleges violations of the Securities Act and the Exchange Act against Vivendi Universal and Messrs. Messier and Hannezo. The Securities Act allegations relate to allegedly false and materially misleading statements or omissions in the registration and proxy statements that were issued at the time of our merger with Seagram in late 2000. These "false statements" are primarily alleged to be violations of French or US GAAP that caused the financial statements of Vivendi to be wrong. The Exchange Act allegations relate to allegedly false or materially misleading statements or omissions in certain of our public statements made between October 30, 2000, and August 14, 2002, such as press releases and financial statements, which purportedly failed to disclose Vivendi Universal's true financial condition. Plaintiffs seek damages from all three defendants in an unspecified amount.

     The alleged classes pleaded in the consolidated complaint include all purchasers of our ADSs and common stock from October 30, 2000, to August 14, 2002, as well as all holders of the common stock of Seagram that was exchanged for Vivendi Universal stock in the merger with Seagram and the acquisition of Canal Plus, and those shareholders of Vivendi Universal or Seagram who were entitled to vote on the merger (excluding certain specified holders). The Court has not yet certified these classes.

     Vivendi Universal, Mr. Messier and Mr. Hannezo each filed a separate motion to dismiss the consolidated complaint on February 24, 2003. Those motions each ask the Court to dismiss the case in its entirety on the grounds that the consolidated complaint is not legally sufficient. Plaintiffs filed papers opposing those motions to dismiss on March 26, 2003. Vivendi Universal, Mr. Messier and Mr. Hannezo filed reply papers in further support of the motions on April 10, 2003. The Court heard oral argument on the motions on May 15, 2003. A decision on the motions to dismiss by the Court is still pending, and is not expected before late June 2003.

     It is not possible at this early stage of the litigation to predict the outcome and duration with any certainty or to quantify any potential damages; the impact of this litigation on Vivendi Universal could be material if Vivendi Universal were not to prevail in a final, non-appealable determination of this litigation. In the opinion of Vivendi Universal, the plaintiffs' claims lack merit, and Vivendi Universal intends to defend against such claims vigorously.

  LIBERTY MEDIA CORPORATION SUIT

     On March 28, 2003, Liberty Media Corporation ("Liberty Media") and certain of its affiliates filed suit against Vivendi Universal, Jean-Marie Messier (our former CEO), Guillaume Hannezo (our former CFO) and Universal Studios, Inc. in the United States District Court for the Southern District of New York. That suit is captioned Liberty Media Corp., et al. v. Vivendi Universal, S.A., et al. (CA No. 03 CV 2175 (HB)). The complaint arises from the transaction among Vivendi Universal, Universal Studios, Inc., USAi, USANi LLC, Liberty Media and Barry Diller that was agreed in December 2001 and resulted in the formation of VUE in May 2002. As part of the transaction, Vivendi Universal transferred 37.4 million shares of Vivendi Universal to Liberty Media in exchange for equity in USANi LLC and USAi and Liberty Media's 27.4% interest in the European cable television company, multiThematiques.

     Plaintiffs' claims are based upon allegedly false or materially misleading statements or omissions by the defendants during the period March 2001 to June 2002, in certain press releases, conference calls, financial statements and filings, which purportedly failed to disclose Vivendi Universal's true financial condition, and/or other information allegedly material to investors in its shares. Plaintiffs seek damages from all four defendants in an unspecified amount, as well as equitable and/or injunctive relief.

     In the opinion of Vivendi Universal, while the purported legal bases for the Liberty Media plaintiffs' claims differ in certain respects, the allegations are based upon substantially the same underlying circumstances and events identified in the securities class action litigation filed in the United States District Court for the Southern District of New York and described above. By letters to the Court dated April 3 and April 15, 2003, Vivendi Universal accordingly requested the consolidation of the Liberty Media suit with the securities class action litigation. The Court held a hearing on May 8, 2003, to address Vivendi Universal's request. On May 13, 2003, the Court issued an order consolidating, for all pre-trial purposes, the Liberty Media suit with the securities class action litigation pending before Judge Baer in the United States District Court for the Southern District of New York.

     In the opinion of Vivendi Universal, the Liberty Media plaintiffs' claims are without merit, and Vivendi Universal intends to defend against such claims vigorously.

  INVESTIGATION BY THE FRENCH COB

     On July 4, 2002, the French COB (Commission des Operations de Bourse) commenced an investigation into certain of Vivendi Universal's financial statements. The investigation is being led by the COB's Inspection Services division. Vivendi Universal is co-operating fully with the Inspection Services in its investigation. This investigation is continuing. As of the date hereof, it is not possible to predict the outcome with any certainty.

  INVESTIGATIONS BY THE SEC AND THE OFFICE OF THE U.S. ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

     Vivendi Universal is presently being investigated as part of two ongoing investigations being conducted by the SEC and the Office of the U.S. Attorney for the Southern District of New York. On July 29, 2002, the Southeast Regional Office of the SEC advised Vivendi Universal that it had commenced an informal inquiry into certain conduct at Vivendi Universal during the period January 1, 2000, to date. By letter dated November 19, 2002, the SEC advised Vivendi Universal that its informal inquiry had been transformed into a formal investigation. As part of those investigations, the SEC and the U.S. Attorney are examining Vivendi Universal's accounting treatment of certain transactions after October 2000, as well as the accuracy of the Vivendi Universal's financial statements and various public statements relating thereto from approximately October 2000 to July 2002.

     The SEC has issued three subpoenas dated November 19, 2002, January 9, 2003, and April 2, 2003, seeking the production of certain documents by Vivendi Universal. On November 26, 2002, the Office of the U.S. Attorney for the Southern District of New York served Vivendi Universal with a Grand Jury subpoena seeking copies of the same documents produced to the SEC pursuant to its first subpoena dated November 19, 2002. On March 18, 2003, the SEC requested additional information from Vivendi Universal on a variety of accounting issues. Vivendi Universal is actively cooperating with both investigations, and has produced documents to both the SEC and the Office of the U.S. Attorney for the Southern District of New York. Vivendi Universal has made presentations to the staffs on certain issues, and Vivendi Universal made certain of its directors and employees available for depositions and interviews. Those investigations are both continuing. At the present time it is not possible to predict the outcome of either investigation with any certainty.

  MP3.COM SECURITIES LITIGATION

     Commencing in May, 2001, MP3.com and certain of its previous and current managers and directors have been the subject of certain class action suits filed in the United States District Court for the Southern District of New York alleging publication of misleading information in the prospectus and certain of the documents relating to MP3.com's initial public offering. These actions have been consolidated by way of an order dated September 6, 2001. On February 19, 2003, the Court denied a motion to dismiss the claim. This litigation is ongoing.

  MP3.COM COPYRIGHT INFRINGEMENT LITIGATION

     MP3.com is currently involved in various copyright infringement suits filed in Federal courts in New York, New Jersey and California related to the availability of content on its My.M3.com service from January to May of 2000. This litigation is ongoing.

  PARTNERSHIP AGREEMENT BETWEEN VIVENDI UNIVERSAL AND INTERACTIVECORP

     In connection with Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi, certain of Vivendi Universal's affiliates entered into an amended and restated limited liability limited partnership agreement of Vivendi Universal Entertainment LLLP, or VUE (the group formed by combining such assets and those of Universal Studios Group), dated as of May 7, 2002 (the "Partnership Agreement"), with USAi and certain of its affiliates and Mr. Barry Diller. Pursuant to the Partnership Agreement, certain affiliates of Vivendi Universal, USAi and certain of its affiliates and Mr. Barry Diller received approximately 93.1%, 5.4% and 1.5%, respectively, of the common interests in VUE. A subsidiary of USAi also received preferred interests in

VUE, with initial face values of $750 million and $1.75 billion. There is a disagreement among the parties relating to the interpretation of the provision for tax distributions set forth in the Partnership Agreement.

     USAi has advised Vivendi Universal and has publicly disclosed that it believes VUE is obligated, pursuant to the Partnership Agreement, to make cash distributions after the close of each taxable year with respect to the taxable income of VUE allocated to USAi's preferred interests for such taxable year. Although USAi has stated that the actual amounts of cash distributions that it believes are payable with respect to taxable income allocated to the preferred interests would depend on several factors, it has estimated that those cash distributions could have a present value to USAi of up to approximately $620 million. Vivendi Universal believes that USAi's position is without merit and has so advised USAi.

     On April 15, 2003, USAi and one if its affiliates filed suit against Vivendi Universal, USI Entertainment, Inc. and VUE in the Court of Chancery of the State of Delaware. That suit is captioned USA Interactive, et al. v. Vivendi Universal, S.A., et al., (CA No. 20260-NC). Vivendi was served with the complaint on April 24, 2003. Plaintiffs seek an order requiring specific performance of what they contend to be VUE's obligation to make tax distributions to USAi and its affiliates, as well as a declaration from the Court that VUE is obligated to make cash distributions to USAi and its affiliates in that amount.

     To date the disagreement remains unresolved. Vivendi Universal believes that the USAi plaintiffs' claims are without merit, and Vivendi Universal intends to defend against such claims vigorously.

  ARBITRATION PROCEEDINGS BETWEEN ELEKTRIM S.A. AND DEUTSCHE TELEKOM

     Pursuant to an Investment Agreement dated June 1999, Vivendi Universal and Elektrim S.A. ("Elektrim") created a holding company, Elektrim Telekomunikacja Sp. zo.o ("Elektrim Telekomunikacja"), owned 30% by VU and 70% by Elektrim. Pursuant to that Investment Agreement, Elektrim agreed to contribute to Elektrim Telekomunikacja its 34.1% direct interest in Polska Telefonia Cyfrowa Sp. zo.o ("PTC") plus an additional 13.9% interest to be acquired from PTC's minority shareholders. Before such contributions were made, Vivendi Universal and Elektrim signed a Second Amended and Restated Investment Agreement in December 1999 pursuant to which Vivendi Universal increased its ownership in Elektrim Telekomunikacja to 49% and Elektrim contributed its 48% direct interest in PTC, as well as its 100% shareholding in the Bresnan Company, to Elektrim Telekomunikacja.

     In October 1999, Dete Mobil Deutsche Telekom Mobil Net GmbH ("DT") commenced arbitration proceedings in Vienna ("the first arbitration") alleging that the acquisition by Elektrim on August 26, 1999, of PTC shares from four minority shareholders in PTC violated certain pre-emption rights held by DT in respect of 3.126% of the PTC shares acquired by Elektrim.

     DT sought (a) a declaration that the acquisition of PTC shares by Elektrim on August 26, 1999, breached DT's pre-emptive rights set forth in the PTC shareholders' agreement and was therefore ineffective; (b) an order requiring 3.126% of the PTC shares acquired by Elektrim to be transferred to DT at fair market value; and (c) an order for certain damages. The first arbitration took place in November 2001 with subsequent hearings in March and May 2002. On April 24, 2003, the arbitral panel issued its decision with respect to the first arbitration. The panel rejected DT's allegation that its pre-emption rights had been violated, and dismissed DT's claim.

     In December 2000, DT commenced a second arbitration proceeding against Elektrim and Elektrim Telekomunikacja. DT alleged that the transfer by Elektrim of its 48% interest in PTC's share capital to Elektrim Telekomunikacja in December 1999 breached the PTC shareholders' agreement and certain provisions of the governing documents of PTC. In this second arbitration proceeding, DT is seeking either a declaration that the transfer of the PTC shares by Elektrim to Elektrim Telekomunikacja in December 1999 was ineffective and that the shares remained owned by Elektrim or an order requiring the transfer of all of the PTC shares currently held by Elektrim Telekomunikacja to Elektrim. A declaration that Elektrim had violated the PTC shareholders' agreement would allow DT to exercise a call option under the PTC shareholders' agreement to purchase at net book value the PTC shares contributed by Elektrim to Elektrim Telekomunikacja. A hearing relating to this arbitration took place in February 2003 and a further hearing is planned for September or October 2003. No indication has been given as to when a decision will be issued with respect to this second arbitration.

  VOTING IRREGULARITIES AT GENERAL SHAREHOLDERS MEETING

     In a judgment dated May 2, 2002, the Commercial Court of Paris, following submissions from Vivendi Universal, various shareholders and other interested parties, stated that certain irregularities in the voting at the general shareholders meeting on April 24, 2002, may cause the nullification of certain resolutions rejected by shareholders at that meeting. The Court appointed an expert to ascertain the possibility and existence of electronic manipulation of the voting. In his report submitted on December 10, 2002, the Court's expert accepted that there may have been radio interference with, or a malfunction of, the voting equipment used at the general shareholders meeting.

     Following a determination that the resolutions at issue are no longer pertinent to Vivendi Universal in 2003, Vivendi Universal and its shareholders submitted a request for dismissal of this suit, which the Commercial Court granted on February 4, 2003.

  INVESTIGATION RELATING TO CERTAIN FINANCIAL ACCOUNTS AND INFORMATION

     In July 2002, a French association of minority shareholders, APPAC, as well as the president of that association in an individual capacity as a Vivendi Universal shareholder, each filed a criminal complaint, in accordance with French law, against an unspecified defendant. The two complaints were consolidated on November 13, 2002, and three examining magistrates were appointed. The French public prosecutor's initial indictment in this matter specified potential crimes relating to the presentation and publication of inaccurate, untrue and unfaithful accounts for Vivendi Universal for the 2000 and 2001 fiscal years; the distribution of sham dividends by Vivendi Universal for the 2001 fiscal year; and the public distribution of false or deceptive information concerning Vivendi Universal's condition and future prospects. Vivendi Universal's application to join the action as a plaintiff was accepted by order dated January 14, 2003. The other plaintiffs have appealed against this order. That appeal was considered by the Court on May 14, 2003. On June 25, 2003, the Court of Appeals confirmed the order permitting Vivendi Universal to join the action as a plaintiff.

  TRANSFER OF BROADCASTING RIGHTS FOR SOCCER PREMIER LEAGUE MATCHES TO CANAL+ AND KIOSQUE

     On December 14, 2002, the board of the French soccer premier league (LFP) awarded the exclusive broadcasting rights for French soccer premier league matches for the 2004-2007 seasons to Canal+. By an order dated January 23, 2003, the French competition authorities, pursuant to a complaint filed by TPS, suspended attribution of the rights to Canal+ until such time as the authorities could render a decision on the merits of the tender process and its outcome. On February 6, 2003, Canal+ and Kiosque sought to have the court of appeal in Paris cancel or amend the authorities' order. On February 16, 2003, the Court of Appeal invited the parties to enter into a legal mediation procedure and the parties agreed to do so. The Court of Appeal appointed two mediators on February 25, 2003. As a result of this court recommended mediation, all parties concerned agreed to extend the duration of the existing contracts for an additional year (i.e., through the 2004-2005 season). All suits have now been dismissed.

  INVESTIGATION BY THE U.S. INTERNAL REVENUE SERVICE

     The IRS has challenged the reported tax treatment by The Seagram Company Ltd. ("Seagram") of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. The IRS has proposed an adjustment against Seagram which, if ultimately sustained, would result in Seagram owing approximately $1.5 billion in additional tax in respect of such redemption, plus interest from 1995 through March 2003 of approximately $1.2 billion (before tax benefits). Vivendi Universal believes that it has adequately reserved in its financial statements with respect to such matter. The matter is currently before the Appeals Division of the IRS. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal believes that this dispute with the IRS will be resolved so as not to have a material adverse effect on its financial statements as a whole.

  MESSIER TERMINATION AGREEMENT

     In July, 2002, an agreement relating to the termination of Jean-Marie Messier, as Chief Executive Officer of Vivendi Universal, was submitted to the Board of Directors of Vivendi Universal for approval. Following the Board's refusal to approve that agreement, the management of Vivendi Universal, upon the advice of Vivendi Universal's lawyers, decided to refuse to pay a severance package to Mr. Messier, to put an end to the fringe benefits he was enjoying and to ask for the repayment by Mr. Messier of his salary for July and August 2002, which was paid to him by a U.S. subsidiary of Vivendi Universal. On September 25, 2002, the Vivendi Universal Board of Directors ratified the decision made by Vivendi Universal's management.

     Pursuant to an arbitration agreement dated October 31, 2002 the dispute was submitted to an arbitration tribunal constituted on January 17, 2003, under the sponsorship of the American Arbitration Association in New York and composed of three arbitrators. On June 27, 2003, the arbitration tribunal issued its award. It denied Vivendi Universal's claim that Mr. Messier's so-called U.S. Termination Agreement be voided. The arbitration tribunal ordered Vivendi Universal to pay Mr. Messier the aggregate amount of E20.5 million provided for in this agreement, less the portion of Mr. Messier's compensation that had been paid to him during the third quarter of 2002, which Vivendi Universal asked to be reimbursed. After reviewing the tribunal findings, Vivendi Universal intends to challenge this decision through all available legal means, both in France and in the United States.

  TVT RECORDS AND TVT MUSIC

     On August 20, 2002, TVT Records and TVT Music (collectively "TVT") filed suit in Federal court in New York against The Island Def Jam Music Group ("IDJ") and its Chairman, Lyor Cohen ("Cohen"), for breach of contract, tortious interference with contract, promissory estoppel, and fraud in connection with TVT's claim that IDJ and Cohen blocked the delivery of an album to TVT by the band "CMC." TVT also alleged related copyright infringement claims against IDJ. After a trial on liability in March 2003, IDJ and Cohen were found liable on all claims, except that the jury did not find liability for fraudulent misrepresentation or fraudulent inducement, but did find liability for fraudulent concealment. Following the subsequent damages trial, on May 6, 2003, the jury awarded TVT $132 million in damages, comprised of approximately $24 million in compensatory damages and $108 million in punitive damages. On June 16, 2003, IDJ and Cohen filed post-trial motions seeking to set aside the jury's verdict. IDJ and Cohen are likely to file an appeal.

ITEM 9:  THE OFFER AND LISTING

MARKET PRICE INFORMATION

     Our ordinary shares currently trade on Euronext Paris SA and our ADSs trade on the NYSE. The table below sets forth the reported high and low sales prices of Vivendi and Vivendi Universal ordinary shares and ADSs on the Paris Bourse and on the NYSE, respectively (and, for periods before September 2000, the high and low bids for Vivendi ADSs in the over-the-counter market). For periods before the completion of the Merger Transactions on December 8, 2000, the table sets forth price information for Vivendi ordinary shares and ADSs; for periods after that date, the table sets forth price information for Vivendi Universal ordinary shares and ADSs. Each Vivendi ADS represented one-fifth of a Vivendi ordinary share before the completion of the Merger Transactions, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share. To facilitate comparison of information (i) for periods before and after December 8, 2000, price information for the Vivendi ADSs is shown as if each Vivendi ADS represented one Vivendi ordinary share, and (ii) the market prices for periods prior to May 11, 1999 are restated to reflect the 3:1 stock split that occurred on May 11, 1999. Prices are rounded to the nearest cent.

  Last Six Months

                                                    EURONEXT PARIS          NYSE
                                                   (ORDINARY SHARES)       (ADSS)
                                                   -----------------   ---------------
                                                    HIGH       LOW      HIGH     LOW
                                                   -------   -------   ------   ------
May, 2003........................................  E 15.95   E 13.28   $17.50   $15.55
April, 2003......................................    14.93     12.03    16.66    13.36
March, 2003......................................    14.80     11.03    15.85    12.15
February, 2003...................................    16.39     11.63    17.57    12.75
January, 2003....................................    17.98     14.92    18.90    16.40
December, 2002...................................    17.65     14.65    17.36    14.93
November, 2002...................................    17.29     10.86    16.79    11.06

  Last Two Years by Quarter

                                                   EURONEXT PARIS           NYSE
                                                 (ORDINARY SHARES)         (ADSS)
                                                 ------------------   ----------------
                                                   HIGH       LOW      HIGH      LOW
                                                 --------   -------   -------   ------
2003
Second Quarter (through May 31)................  E  15.95   E 12.03   $ 17.50   $13.36
First Quarter..................................     17.98     11.03     18.90    12.15
2002
Fourth Quarter.................................  E  17.65   E 10.72   $ 17.36   $10.80
Third Quarter..................................     26.11      8.62     24.20     8.90
Second Quarter.................................     44.24     16.10     39.10    17.79
First Quarter..................................     64.40     40.66     57.90    35.65
2001
Fourth Quarter.................................     62.15     45.65     54.80    42.57
Third Quarter..................................     71.50     40.22     61.01    37.30
Second Quarter.................................     79.70     61.40     69.23    54.85
First Quarter..................................     82.00     61.20     76.00    54.30

  Last Five Years

                                                    EURONEXT PARIS          NYSE
                                                   (ORDINARY SHARES)       (ADSS)
                                                   -----------------   ---------------
                                                    HIGH       LOW      HIGH     LOW
                                                   -------   -------   ------   ------
2003 (through May 31, 2003).....................   E 17.98   E 11.03   $57.90   $26.75
2002............................................     64.40      8.62   57.90      8.90
2001............................................     82.00     40.22   76.00     37.30
2000............................................    150.00     68.60   142.50    50.00
1999............................................     92.95     61.10   101.65    66.25
1998............................................     72.35     39.82   85.85     43.55

     We urge you to obtain current market quotations.

ARRANGEMENTS FOR TRANSFER AND RESTRICTIONS ON TRANSFERABILITY

     Our statuts do not contain any restrictions relating to the transfer of shares.

     Registered shares must be converted into bearer form before being transferred on the Euronext Paris and, accordingly, must be recorded in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Euronext

Paris, a tax assessed on the price at which the securities are traded, or impot sur les operations de bourse, is payable at the rate of 0.3% on transactions of less than E 152,449 and at a rate of 0.15% for larger trades. This tax is subject to a maximum assessment of E 612 per transaction. Non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs in France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

ITEM 10:  ADDITIONAL INFORMATION

GENERAL

     As of December 31, 2002, there were 1,068,148,584 Vivendi Universal ordinary shares outstanding (including treasury shares). As of April 30, 2003, we had 283,970 ordinary shares in treasury, with a gross book value of E 19.8 million. All of these ordinary shares were issued to Vivendi Universal and were fully paid. Our ordinary shares have a nominal value of E 5.50 per share. Vivendi Universal's statuts provide that ordinary shares may be held in registered or bearer form, at the option of the shareholder.

SHARE CAPITAL INFORMATION

     As of April 29, 2003, we had 1,070,554,674 ordinary shares outstanding. We estimate that as of that date, approximately 33.4% of our shares traded on the Euronext Paris SA were held by French residents and approximately 23.9% by residents of the US.

     As of April 29, 2003, there were 2,170 registered holders of ADSs holding a total of 92,160,022 ADSs. As of April 29, 2003, there were 1,615 registered holders of ADSs within the US holding a total of 91,570,190 ADSs.

UNDERTAKINGS TO INCREASE VIVENDI UNIVERSAL'S SHARE CAPITAL

     As of December 31, 2002, Vivendi Universal had undertaken to increase its capital in connection with redeemable and convertible bonds, options, and exchangeable shares.

     - Convertible bonds -- In January 1999, Vivendi issued 6,028,369 bonds to the public. Each bond is convertible into 3.124 Vivendi Universal ordinary shares. As of May 23, 2003, 6,024,329 of these bonds were outstanding and convertible into a total of 18,820,004 ordinary shares (which may be treasury or newly issued shares). The bonds are scheduled to be redeemed in 2003;

     - Veolia Environnement convertible bonds -- In April 1999, Veolia Environnement issued 10,516,606 bonds to the public. Each bond is convertible into 3.124 ordinary shares of Vivendi Universal or Veolia Environnement. As of May 23, 2003, 5,331,055 of these bonds were outstanding and convertible into a total of 16,654,225 shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2005;

     - Options granted pursuant to Vivendi Universal share subscription plans -- As of December 31, 2002, there were outstanding options to subscribe for 31,579,751 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal's executive officers, management and employees pursuant to Vivendi Universal's share subscription plans (including 5,518,568 pursuant to Vivendi plans and 26,061,183 pursuant to former Seagram plans); As of May 23, 2003, there were outstanding options to subscribe for 33,233,550 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal's executive officers, management and employees pursuant to Vivendi Universal's share subscription plans (including 7,172,367 pursuant to former Vivendi plans and 26,061,183 pursuant to former Seagram plans).

     - Convertible Bonds -- In connection with the Merger Transactions, we issued on December 8, 2000, bonds redeemable into 401,582,689 Vivendi Universal ordinary shares. These bonds were or are to be redeemed for (i) the ADSs of Vivendi Universal received by holders of Seagram common shares on closing of the merger, (ii) ADSs of Vivendi Universal to be issued to holders of exchangeable shares of Vivendi Universal Exchangeco Inc. when such holders exchange such shares from time to time,

       (iii) ADSs of Vivendi Universal to be issued to holders of stock options or stock appreciation rights of Seagram on exercise of such options or rights, and (iv) ADSs of Vivendi Universal to be issued to holders of other convertible securities of Seagram, such as the ACES, on conversion of such securities. As of May 23, 2003, bonds redeemable into 35,125,424 Vivendi Universal ordinary shares were outstanding.

     - Notes mandatorily redeemable into ordinary shares -- On November 19, 2002, Vivendi Universal issued 78,678,206 bonds to the public. Each bond is redeemable into one Vivendi Universal ordinary share. As of May 23, 2003, 78,678,206 of these bonds were outstanding and redeemable into 78,678,206 shares. The bonds are scheduled to be redeemed in 2005.

     Under the French commercial code, shareholders of French companies such as Vivendi Universal have certain rights to purchase, on a pro rata basis, securities issued by Vivendi Universal.

OPTIONS TO PURCHASE VIVENDI UNIVERSAL SECURITIES

     We have several share purchase option plans for the benefit of our executive officers, management and other staff. As of May 23, 2003, options to purchase approximately 57,771,981 Vivendi Universal ordinary shares or ADSs were outstanding pursuant to these plans. The average expiration date of these options was August 2008 and the average exercise price was E 65.58 for ordinary shares and $53.61 for ADSs. Options to purchase shares of common stock of MP3.com were converted into options to purchase ADSs of Vivendi Universal on August 28, 2001. As of May 23, 2003, options to purchase approximately 431,575 Vivendi Universal ADSs were outstanding pursuant to these plans. The average expiration date of these options was February 2010 and the average exercise price was $136.84.

     Options to purchase shares of common stock of USAi were converted into options to purchase ADSs of Vivendi Universal on May 7, August 5 and August 7, 2002. As of May 23, 2003, options to purchase approximately 5,987,114 Vivendi Universal ADSs were outstanding pursuant to these plans. The average expiration date of these options was October 2010 and the average exercise price was $20.89.

HISTORY OF SHARE CAPITAL

     The table below sets forth the history of the share capital of Vivendi Universal, S.A., formerly known as Sofiee S.A. Sofiee was a shell company incorporated in 1987, and on December 8, 2000 it was the recipient of all the assets in connection with the Merger Transactions described under "Item 4--Information on the Company--History and Development of the Company."

                                                 NOMINAL
MEETING                           NUMBER OF      VALUE OF      NOMINAL VALUE OF     TOTAL AMOUNT OF    TOTAL NUMBER
  DATE        TRANSACTION       SHARES ISSUED   THE SHARES   THE CAPITAL INCREASE    CAPITAL STOCK       OF SHARES
-------   -------------------   -------------   ----------   --------------------   ----------------   -------------
12/17/87  Formation                     2,500     FF 100          FF 250,000.00              250,000           2,500
05/14/98  Capital increase         16,784,000        100       1,678,400,000.00        1,678,650.000      16,786,500
06/15/00  Conversion of the                 0       E 16                 E 0.00          268,584,000      16,786,500
          capital to Euros
06/15/00  Capital increase                  0       16.5                   0.00          276,977,250      16,786,500
06/15/00  Three-for-one stock               0        5.5                   0.00          276,977,250      50,359,500
          split
12/08/00  Merger Transactions   1,029,666,247        5.5       5,663,164,358.50        5,940,141,609   1,080,025,747
12/31/00  Bonds redemption,           782,696        5.5           4,304,828.00        5,944,446,437   1,080,808,443
          warrants
          conversion,
          exercise of
          subscription option
01/18/01  Capital increase            343,127        5.5           1,887,198.50        5,946,333,635   1,081,151,570
          Group savings Plan
          3rd block 2000

                                                 NOMINAL
MEETING                           NUMBER OF      VALUE OF      NOMINAL VALUE OF     TOTAL AMOUNT OF    TOTAL NUMBER
  DATE        TRANSACTION       SHARES ISSUED   THE SHARES   THE CAPITAL INCREASE    CAPITAL STOCK       OF SHARES
-------   -------------------   -------------   ----------   --------------------   ----------------   -------------
04/24/01  Bonds redemption,        25,026,898        5.5         137,647,939.00     6,083,981,574.00   1,106,178,468
          warrants
          conversion,
          exercise of
          subscription option
04/26/01  Capital increase            350,392        5.5           1,927,156.00     6,085,908,730.00   1,106,528,860
          Group Savings Plan
          1st block 2001
06/28/01  Bonds redemption,        11,448,920        5.5             62,969,060        6,148,877,790   1,117,977,780
          warrants
          conversion,
          exercise of
          subscription option
06/28/01  Cancellation --        (10,301,924)        5.5           (56,660,582)        6,092,217,208   1,107,675,856
          consolidation of
          bare legal and
          beneficial
          ownership rights
06/28/01  Cancellation           (22,000,000)        5.5          (121,000,000)        5,971,217,208   1,085,675,856
          Treasury Shares
07/25/01  Capital increase            917,745        5.5           5,047,597,50        5,976,264,805   1,086,593,601
          Group Savings Plan
          2nd block 2001
09/25/01  Bonds redemption,         3,221,230        5.5             17,716,765        5,993,981,570   1,089,814,831
          exercise of
          subscription option
09/25/01  Cancellation --         (3,153,175)        5.5        (17,342,462.50)        5,976,639,108   1,086,661,656
          consolidation of
          bare legal and
          beneficial
          ownership rights
11/14/01  Bonds redemption,         3,304,178        5.5             18,172,979        5,994,812,087   1,089,965,834
          exercise of
          subscription option
11/14/01  Cancellation --         (3,183,881)        5.5        (17,511,345.50)     5,977,300,741.50   1,086,781,953
          consolidation of
          bare legal and
          beneficial
          ownership rights
11/14/01  Cancellation            (1,484,560)        5.5            (8,165,080)     5,969,135,661.50   1,085,297,393
          Treasury Shares
12/31/01  Bonds redemption,           530,126        5.5              2,915,693     5,972,051,354.50   1,085,827,519
          exercise of
          subscription option
01/17/02  Capital increase          1,337,609        5.5           7,356,849.50        5,979,408,204   1,087,165,128
          Group Savings Plan
          3rd block 2001
01/24/02  Bonds redemption,           737,593        5.5           4,056,761.50     5,983,464,965.50   1,087,902,721
          exercise of
          subscription option
01/24/02  Cancellation --           (203,560)        5.5            (1,119,580)     5,982,345,385.50   1,087,699,161
          consolidation of
          bare legal and
          beneficial
          ownership rights
04/24/02  Bonds redemption,           961,530        5.5              5,288,415     5,987,633,800.50   1,088,660,691
          exercise of
          subscription option
04/24/02  Cancellation --           (351,988)        5.5            (1,935,934)     5,985,697,866.50   1,088,308,703
          consolidation of
          bare legal and
          beneficial
          ownership rights

                                                 NOMINAL
MEETING                           NUMBER OF      VALUE OF      NOMINAL VALUE OF     TOTAL AMOUNT OF    TOTAL NUMBER
  DATE        TRANSACTION       SHARES ISSUED   THE SHARES   THE CAPITAL INCREASE    CAPITAL STOCK       OF SHARES
-------   -------------------   -------------   ----------   --------------------   ----------------   -------------
06/25/02  Bonds redemption,         3,455,065        5.5          19,002,857.50        6,004,700,724   1,091,763,768
          exercise of
          subscription option
06/25/02  Cancellation --         (3,450,553)        5.5        (18,978,041.50)     5,985,722,682.50   1,088,313,215
          consolidation of
          bare legal and
          beneficial
          ownership rights
08/13/02  Bonds redemption,         7,195,874        5.5             39,577,307     6,025,299,989.50   1,095,509,089
          exercise of
          subscription option
08/13/02  Cancellation --         (6,890,538)        5.5           (37,897,959)     5,987,402,030.50   1,088,618,551
          consolidation of
          bare legal and
          beneficial
          ownership Rights
12/20/02  Cancellation of        (20,469,967)        5.5       (112,584,818.50)        5,874,817,212   1,068,148,584
          Treasury Shares
01/15/03  Capital increase          2,402,142        5.5             13,211,781        5,888,028,993   1,070,550,726
          Group Savings Plan
          2002
01/29/03  Bonds redemption            455,510        5.5              2,505,305        5,890,534,298   1,071,006,236
01/29/03  Cancellation --           (451,562)        5.5              2,483,591        5,888,050,707   1,070,554,674
          consolidation of
          bare legal and
          beneficial
          ownership Rights

ORGANIZATIONAL DOCUMENT OF VIVENDI UNIVERSAL

  PURPOSES

     Under Article 2 of our statuts, the corporate purpose of Vivendi Universal is to engage in all media and communications activities and all activities related to the environment, to manage, acquire and sell securities of other companies and to engage in any transactions related to the foregoing purposes.

  DIRECTORS

     Under the French commercial code, each director must be a shareholder of Vivendi Universal. Our statuts provide that a director must own at least 750 shares of Vivendi Universal for as long as he or she serves as a director.

     The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office. Our statuts fix the term of reappointment at four years, provided that no more than one-fifth of the directors may be 70 or older. No individual director may be over 75.

     Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors, its officers or one of its shareholders holding more than 5% of voting securities, if any, that cannot be reasonably considered to be in the ordinary course of business of the company or is not at arm's-length, is subject to the board of directors' prior consent. A member of the board of directors may not participate in a vote to consent to a transaction in which he or she is directly or indirectly interested. Any such transaction concluded without the prior consent of the board of directors can be voided if it is harmful to the company. The interested member of the board of directors or officer can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a special report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders at a shareholders meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the board of directors and, in some circumstances, the other members of the board of directors, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. Moreover, certain transactions between a corporation and a member of its board of directors who is a natural person or its officers, if any, are prohibited under the French commercial code.

     Our directors are not authorized, in the absence of an independent quorum, to vote compensation to themselves or other directors.

ORDINARY AND EXTRAORDINARY MEETINGS

  GENERAL

     In accordance with the French commercial code, there are two types of shareholders general meetings: ordinary and extraordinary.

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

     - changing our name or corporate purpose;

     - increasing or decreasing our share capital;

     - creating a new class of equity securities;

     - authorizing the issuance of investment certificates or convertible or exchangeable securities;

     - establishing any other rights to equity securities;

     - selling or transferring substantially all of our assets; and

     - our voluntary liquidation.

  SHAREHOLDERS MEETINGS

     The French commercial code requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court (Tribunal de Commerce). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

     - one or several shareholders holding at least 5% of our share capital;

     - the workers' committee (Comite d'Entreprise) in an emergency;

     - an interested party in an emergency;

     - duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 2% of the voting rights of Vivendi Universal; or

     - in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders meeting in some instances.

     Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders meeting after a public offer or a sale of a controlling stake of Vivendi Universal's capital.

  NOTICE OF SHAREHOLDERS MEETINGS

     We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires (the BALO). The preliminary notice must first be sent to the COB. The COB also recommends that the preliminary notice be published in a financial newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the board of directors within ten days of the publication of the notice.

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

     In general, shareholders can take action at shareholders meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the board of directors and various other matters regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors (within ten days of the publication of the preliminary notice in the BALO) by:

     - one or several shareholders holding a specified percentage of shares (currently 0.5%); or

     - duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of Vivendi Universal's voting rights (currently 1%).

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

     Proxies will be sent to any shareholder on request. To be counted, those proxies must be received at Vivendi Universal's registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote those blank proxies in favor of all resolutions proposed by the board of directors and against all others.

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

  Limitations on Right to Own Securities

     Neither French law nor our statuts contain any provision that limits the right to own Vivendi Universal's securities or limits the rights of shareholders, including non-resident or foreign shareholders, to hold or exercise voting rights associated with those securities, except as described below under "--Anti-Takeover Provisions."

  Anti-Takeover Provisions

     Our statuts provide that any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of our ordinary shares may be deprived of voting rights for shares in excess of the unreported fraction. Vivendi Universal's statuts also adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of these shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. This last provision is not applicable to any shareholders meeting where a quorum of 60% or more is present.

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

     The French New Economic Regulation Act has also imposed the notification to the CMF of any agreement which provides preferential conditions of acquisition or divestiture of shares representing 0.5% or more of the share capital or voting securities, failing which such provision will be unenforceable during the course of a tender offer.

     French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does soon the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

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

     If any shareholder fails to comply with the notification requirement described above, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a fine.

VIVENDI UNIVERSAL ORDINARY SHARES

  DIVIDENDS

     Dividends on our ordinary shares are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders meeting at which the distribution of dividends is approved, subject to any conditions imposed by the shareholders at the meeting. The dividend payment date is decided by the shareholders at an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders). Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, the board of directors can decide the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual accounts by the annual ordinary general meeting of shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

  VOTING RIGHTS

     In general, each Vivendi Universal ordinary share carries the right to cast one vote in shareholder elections. However, our statuts adjust the voting rights of shareholders who own in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. See above "--Anti-Takeover Provisions." This provision is not applicable to any shareholders meeting where a quorum of 60% or more is present.

  LIQUIDATION RIGHTS

     If Vivendi Universal is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of its shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

  PRE-EMPTIVE RIGHTS

     Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by us for cash, current shareholders will have pre-emptive rights on these securities on a pro rata basis. These pre-emptive rights will require Vivendi Universal to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Pre-emptive rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Euronext Paris SA.

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

  AMENDMENTS TO RIGHTS OF HOLDERS

     The rights of holders of our ordinary shares can be amended only by action of an extraordinary general meeting. Pursuant to French law, in some cases where an amendment would increase shareholders obligations, a special majority is required for approval. Depending on the particular proposed amendment, the special majority may be two-thirds, three-quarters or unanimity of the voting shares. Consistent with French law, the Vivendi Universal statuts require a quorum of one-third of the voting shares for an extraordinary general meeting.

MATERIAL CONTRACTS

     In view of the size and scope of the operations of our company, we believe that the only agreements to which we or any of our subsidiaries are a party that could be considered material to our company as a whole are as follows: (1) the E
2.5 billion Dual Currency Credit Facility, (2) the E 3.0 billion Multicurrency Revolving Credit Facility, (3) the $920 million VUE Facility, (4) the E1.3 billion SIT Acquisition Facility and (5) the indenture governing the Senior Notes. For a description of each of these contracts, see "Item 4--Information on the Company--Summary of Indebtedness."

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

     - you are:

        - an individual who is a citizen or resident of the US for US federal income tax purposes;

        - a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the US or any political subdivision thereof;

        - an estate, the income of which is subject to US federal income taxation regardless of its source; or

        - a trust, if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust;

     - you are entitled to the benefits of the Treaty under the "Limitations of Benefits" article of the Treaty;

     - you hold your ordinary shares or ADSs of our company as capital assets;
       and

     - your functional currency is the US dollar.

     If a partnership holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding ordinary shares or ADSs, you should consult your own tax advisor.

     This summary is based in part upon the representations of the depositary, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account these assumptions, holders of ADSs will be treated as the owners of the ordinary shares represented by such ADSs, and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to US federal income or French tax.

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

     - you are a resident of the US for purposes of the Treaty;

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

     The Application for Refund, together with instructions, can be obtained from the US Internal Revenue Service or from the Centre des Impots des Non Residents upon request. After completing it, you send it to the Centre des Impots des Non Residents.

     Under the Treaty, you may be entitled, in certain circumstances, to a French tax credit (called the avoir fiscal). Effective January 1, 2002, under French tax law, a resident of France is entitled to an avoir fiscal in respect of a dividend received from a French corporation. Under regulation n degrees 4 J-2-01 of the French Revenue Code, the avoir fiscal is limited to dividends approved at the annual general meeting of shareholders. The avoir fiscal is equal to 50% of the amount of the dividend for individuals, 50% for companies owning more than 5% of Vivendi Universal's capital and 10% for other shareholders. You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

     - you are an individual or other non-corporate holder that is a resident of the US for purposes of the Treaty;

     - you are a US corporation, other than a regulated investment company that owns less than 10% of our share capital;

     - you are a US corporation that is a regulated investment company and that owns, directly or indirectly, less than 10% of the share capital of our company, provided that less than 20% of your ordinary shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the US; or

     - you are a partnership or trust that is a resident of the US for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to US income tax with respect to such dividends and payment of the avoir fiscal.

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

     Specific rules apply to the following:

     - tax-exempt US pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403 of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

     - various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

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

     For US federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is actually or constructively received by the shareholder in the case of ordinary shares or the depositary in the case of ADSs, to the extent they are paid out of our current or accumulated earnings and profits as calculated for US federal income tax purposes. If those dividends constitute qualified dividend income ("QDI") and you are an individual holder of our ordinary shares or ADSs, you will generally pay tax on such dividends at rates applicable to net capital gains (see "Taxation of Capital Gains"), provided that certain holding period requirements are satisfied. Dividends paid by our company will be QDI if we are a Qualified Foreign Corporation ("QFC") at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow dividends paid by us to be QDI for US federal income tax purposes. If you are a corporate holder of our ordinary shares or ADSs, you will not benefit from the reduced rate on dividends available to individual holders. Dividends paid by our company will not give rise to any US dividends received deduction.

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

     To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for US federal income tax purposes, the distribution will be treated as follows:

     - first, as a tax-free return of capital to the extent of the adjusted tax basis in your ordinary shares or ADSs, which will cause a reduction in the adjusted tax basis of your ordinary shares or ADSs in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those ordinary shares or ADSs; and

     - second, the balance of the dividend in excess of the adjusted tax basis in your ordinary shares or ADSs will be taxed as capital gain recognized on a sale or exchange.

     French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a deduction from your gross income or a credit against your US federal income tax liability, subject to specific conditions and limitations. Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, dividends paid by our company will generally constitute foreign source "financial services" income for foreign tax credit purposes.

  THE PRECOMPTE

     A French company must pay an equalization tax (called the precompte) to the French tax authorities if it distributes dividends out of:

     - profits that have not been taxed at the ordinary corporate income tax rate, or

     - profits that have been earned and taxed more than five years before the distribution.

     The amount of the precompte is 50% of the net dividends before withholding tax.

     If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any precompte paid by us with respect to dividends distributed to you. Under the Treaty, the amount of the precompte refunded to US residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any precompte that we actually pay in cash, but not to any precompte that we pay by offsetting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the Centre des Impots des Non Residents.

     For US federal income tax purposes, the amount of the precompte, including any French withholding tax, will be included in your gross income as dividend income in the year you receive it to the extent the precompte is paid out of our current or accumulated earnings and profits as calculated for US federal income tax purposes. If you are an individual holder of our ordinary shares or ADSs, you will generally pay tax on such dividends at rates applicable to net capital gains (see "Taxation of Capital Gains"), provided that certain holding period requirements are satisfied. If you are a corporate holder of our ordinary shares or ADSs, you will not benefit from the reduced rate on dividends available to individual holders. The amount of precompte included in your gross income as dividend income will not give rise to any US dividends received deduction. The amount of any precompte paid in euros or French francs, including any French withholding taxes, will be equal to the US dollar value of the euros or French francs on the date the precompte is included in income, regardless of whether the payment is in fact converted into US dollars. You will generally be required to recognize a US source ordinary income or loss when you sell or dispose of the euros or French francs.

     To the extent that any precompte paid exceeds our current and accumulated earnings and profits as calculated for US federal income tax purposes, the amount of precompte you receive will be treated first as a tax-free return of capital to the extent of the adjusted tax basis in your ordinary shares or ADSs and the balance will be taxed as capital gain recognized on a sale or exchange (see "Withholding Tax and Avoir Fiscal").

     French withholding tax imposed on the precompte you receive is treated as payment of a foreign income tax. You may take this amount as a deduction from your gross income or a credit against your US federal income tax liability, subject to specific conditions and limitations. The refund of precompte will generally constitute foreign source "passive" income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the refund of precompte will generally constitute foreign source "financial services" income for foreign tax credit purposes.

  TAXATION OF CAPITAL GAINS

     If you are a resident of the US for purposes of the Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your ordinary shares or ADSs, unless you have a permanent establishment or fixed base in France and the ordinary shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     In general, for US federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your ordinary shares or ADSs. in an amount equal to the difference between the amount realized on such sale or other taxable exchange and your adjusted tax basis in your ordinary shares or ADSs. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to US federal income tax at the same rate as ordinary income, except that long term capital gains realized by individuals, trusts and estates are subject to US federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2009 (20% thereafter). Any gain or loss will generally be US source gain or loss. The deductibility of capital losses may be subject to certain limitations.

     If you are a cash basis holder who receives foreign currency in connection with a sale or other taxable exchange of your ordinary shares or ADSs, your amount realized will be based on the US dollar value of the foreign currency you receive with respect to such ordinary shares or ADSs, as determined on the settlement date of such sale or other taxable exchange.

     If you are an accrual basis holder, you may elect the same treatment required of cash basis holders with respect to a sale or other taxable exchange of your ordinary shares or ADSs provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. If you are an accrual basis holder and do not elect to be treated as a cash basis holder (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose, you may have a foreign currency gain or loss for US federal income tax purposes because of differences between the US dollar value of the foreign currency received prevailing on the date of the sale or other taxable exchange of ordinary shares or ADSs and the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable exchange of your ordinary shares or ADSs.

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

  US INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividend payments on the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding. US federal backup withholding generally is imposed, currently at a rate of 28% (31% for 2011 and thereafter), on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification.

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

  LEGAL RESERVE

     The French commercial code provides that societes anonymes such as our company must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. As of December 31, 2002, the legal reserve amounted 82.16 million euros. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

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

  DISTRIBUTION OF DIVIDENDS

     Dividends are distributed to shareholders pro rata. Outstanding dividends are payable to shareholders on the date of the shareholders meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the management board meeting at which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting (or by the board of directors in the absence of such a decision by the shareholders).

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

     Vivendi Universal currently has primary exposures to several market risks, principally interest rate risk, exchange rate and currency risk and equity market risk.

     Interest rate exposures are primarily related to the indebtedness of Vivendi Universal. See Note 7 to the Consolidated Financial Statements included in this document.

     Currency exposures are primarily related to the operational activities of several business units of Vivendi Universal that operate globally and collect revenues in foreign currencies, in particular the US dollar.

     Equity market exposure is primarily related to several investments and equity-linked derivatives held by Vivendi Universal. See Note 8 and Note 9 to the Consolidated Financial Statements included in this document.

     Vivendi Universal manages these exposures by entering into derivatives contracts, as described below.

  Interest Rate Risk Management

     Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. The following table summarizes information about Vivendi Universal's interest rate risk management instruments:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                  2002         2001
                                                              ------------   --------
                                                               (IN MILLIONS, EXCEPT
                                                                   PERCENTAGES)
Pay-variable interest rate swaps:
  Notional amount of indebtedness...........................    E   626      E  5,868
  Average interest rate paid................................       5.80%         3.36%
  Average interest rate received............................       2.85%         5.01%
  Expiry:
     Due within one year....................................    E   387      E  2,282
     Due between two and five years.........................        208         1,526
     Due after five years...................................         31         2,060

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                  2002         2001
                                                              ------------   --------
                                                               (IN MILLIONS, EXCEPT
                                                                   PERCENTAGES)
Pay-fixed interest rate swaps:
  Notional amount of indebtedness...........................    E 8,492      E 10,284
  Average interest rate paid................................       4.50%         4.25%
  Average interest rate received............................       2.82%         2.97%
  Expiry:
     Due within one year....................................    E 1,818      E  2,766
     Due between two and five years.........................      4,410         3,951
     Due after five years...................................      2,264         3,567
Interest rate caps, floors and collars(1):
  Notional amount of indebtedness...........................    E    --      E  3,392
  Guarantee rate............................................                     4.78%
  Expiry:
     Due within one year....................................    E    --      E    150
     Due between two and five years.........................         --         1,391
     Due after five years...................................         --         1,851

---------------

(1) These instruments were sold in 2002.

     A sensitivity analysis of the impact of a global increase of interest rates of 1% on the net income (loss) generates an additional accounting charge of E19 million, assuming a constant level of indebtedness.

  Foreign Currency Risk Management

     Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. At December 31, 2002, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted over the following year. The principal currencies hedged were the US dollar, Japanese yen, British pound and Canadian dollar. The following table summarizes information about Vivendi Universal's foreign currency risk management instruments:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
Forward contracts:
  Notional amount...........................................  E 3,360   E 1,705
  Sale against the euro.....................................    3,315       640
  Purchase against the euro.................................       45     1,065
  Expiry:
     Due within one year....................................    3,360     1,705
     Due between two and five years.........................       --        --
     Due after five years...................................       --        --

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                                (IN MILLIONS)
Currency swaps:
  Notional amount...........................................  E 2,031   E 2,710
  Sale against the euro.....................................    1,437     1,027
  Purchase against the euro.................................      594     1,683
  Expiry:
     Due within one year....................................    2,031     2,447
     Due between two and five years.........................       --       263
     Due after five years...................................       --        --

     Approximately 90% of these derivatives are US dollar denominated. As of December 31, 2002, an unfavorable movement of 10% of the currencies held by Vivendi Universal would generate an additional accounting charge of E122 million for 2003, assuming constant net currency exposures over the year.

     Another sensitivity analysis, based on an exchange rate of E1 = $1, presents the impact of a hypothetical change of 8% in this exchange rate: (i) an appreciation of the US dollar against euro would generate an increase of around 2.5% in consolidated revenues, and (ii) depreciation of the US dollar against euro would generate a decrease of around 2.5% in consolidated revenues.

  Equity Market Risk Management

     Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities, as well as to exposures relating to equity options linked to the hedging of several of our convertible bonds and other options. During 2002 and 2001, Vivendi Universal hedged certain equity-linked debts using specialized indexed swaps. These swaps, with notional amounts totaling E 266 million in 2002 versus E 377 million in 2001 will progressively expire over eight years. The swaps are used to hedge the underlying debts.

     Furthermore, a description of the total return swap of AOL Europe is presented in Note 11 Commitments and Contingencies.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2002        2001
                                                              ------   -------------
                                                                       (IN MILLIONS)
Equity-linked swaps:
Notional amount.............................................  E  266      E  377
Expiry:
  Due within one year.......................................     132          46
  Due between two and five years............................      11         208
  Due after five years......................................     123         123
Equity Options & others
  Notional Amount...........................................  E5,630      E3,155(1)
  Expiry
     Due within one year....................................     157       1,190
     Due between two and five years.........................   4,522       1,966
     Due after five years...................................     951

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2002        2001
                                                              ------   -------------
                                                                       (IN MILLIONS)
Total return swaps:
  Notional amount...........................................  E  788      E3,511
  Expiry:
     Due within one year....................................     788          --
     Due between two and five years.........................      --       3,511

---------------
(1) This figure includes the notional amount, i.e. the strike price, of the equity-linked derivatives. These instruments are described in Note 2, Note 8, Note 9 and Note 11 to the Consolidated Financial Statements included in this document.

     In addition to these instruments, Vivendi Universal is exposed to fluctuations in the share price of InterActiveCorp price through VUE Preferred B Shares. This exposure is matched by InterActiveCorp shares held by several subsidiaries of Vivendi Universal. The terms of these shares are described in the Notes to the Consolidated Financial Statements included in this document.

     A sensitivity analysis made using assumption related to a one-time global decrease of 10% in share price of all securities owned would reduce the valuation of the equity-linked portfolio of Vivendi Universal by E194 million.

  Credit Concentrations and Counter-Party Risk

     Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal's receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among instruments and issuers.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                    PART II

ITEM 13:  DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

     [None.]

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     [None.]

ITEM 15:  CONTROLS AND PROCEDURES

     Our Chairman and Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days of the filing of this Annual Report on Form 20-F. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

     Following a change in senior management in the summer of 2002, Vivendi Universal is engaged in a reorganization of its business activities, through refinancing efforts and an asset divestiture program. As a result, we have effected significant changes to the structure of the group. In the context of these changes, we are taking the opportunity to reevaluate our internal controls and have begun to implement changes. To our knowledge and except as noted above, there are no other factors that could significantly affect our internal controls subsequent to the evaluation date.

ITEM 16:  [RESERVED]

ITEM 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B:  CODE OF ETHICS

     Not applicable.

ITEM 16C:  PRINCIPAL ACCOUNTING FEES AND SERVICES

     Not applicable.

                                    PART III

ITEM 17:  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

     See our Consolidated Financial Statements beginning at page F1.

ITEM 19:  EXHIBITS

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
  1.1        Vivendi Universal Restated Corporate statuts (organizational document) (English translation).
  2.1        Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended
             and restated as of December 8, 2000, among Vivendi
             Universal, S.A., The Bank of New York, as Depositary, and
             all the Owners and Beneficial Owners from time to time of
             American Depositary Shares issued thereunder (incorporated by reference to Vivendi Universal's Registration Statement on Form 8-A dated December 29, 2000, file number 001-16301).
  2.2        Vivendi Universal agrees to furnish to the Commission on
             request a copy of any instrument defining the rights of
             holders of long-term debt of Vivendi Universal and of any
             subsidiary for which consolidated or unconsolidated
             financial statements are required to be filed.
  4.1        Merger Agreement, dated as of June 19, 2000, by and among
             Vivendi S.A., Canal Plus S.A., Sofiee S.A., 3744531 Canada
             Inc. and The Seagram Company Ltd. (incorporated by reference to Vivendi Universal's Registration Statement on Form F-4
             dated October 30, 2000, file number 333-48966).
  4.2        Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiee S.A. and certain
             shareholders of The Seagram Company Ltd. (incorporated by
             reference to Vivendi Universal's Registration Statement on
             Form F-4 dated October 30, 2000, file number 333-48966).

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
  4.3        Stock and Asset Purchase Agreement, dated as of December 19,
             2000, among Vivendi Universal S.A., Pernod Ricard S.A. and
             Diageo plc (incorporated by reference to Vivendi Universal's
             Registration Statement on Form F-4 dated February 5, 2001, file number 333-55000).
  4.4        Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA
             Networks, Inc., USANi LLC and Liberty Media Corporation
             (incorporated by reference to Vivendi Universal's Report of
             Foreign Private Issuer on Form 6-K dated December 19, 2001, file number 001-16301).
  4.5        Amended and Restated Limited Liability Limited Partnership
             Agreement of Vivendi Universal Entertainment LLLP dated as of May 7, 2002, by and among USI Entertainment Inc., USANI
             Holding XX, Inc., Universal Pictures International Holdings
             BV, Universal Pictures International Holdings 2 BV,
             NYCSpirit Corp. II, USA Networks, Inc., USANi Sub LLC, New-U
             Studios Holdings, Inc. and Barry Diller (incorporated by
             reference to Vivendi Universal's Schedule 13D/A dated May
             17, 2002, file number 005-42990).
  4.6        Amendment No. 1 dated as of November 25, 2002, to the
             Amended and Restated Limited Liability Limited Partnership
             Agreement of Vivendi Universal Entertainment LLLP dated as of May 7, 2002, by and among USI Entertainment Inc., USANI
             Holdings XX, Inc., Universal Pictures International Holdings
             BV, Universal Pictures International Holdings 2 BV,
             NYCSpirit Corp. II, USA Interactive, (formerly known as USA
             Networks, Inc.), USANi Sub LLC, New-U Studios Holdings,
             Inc., Barry Diller, Vivendi Universal S.A., Universal
             Studios, Inc., Sub I -- USA Holding LLC, USI -- USA Holding
             LLC, USIE -- USA Holding LLC and V -- USA Holding LLC
             (incorporated by reference to Vivendi Universal's Schedule
             13D/A dated February 20, 2003, file number 005-42990).
  4.7        E2.5 billion Dual Currency Term and Revolving Credit
             Facility dated as of May 13, 2003, among Vivendi Universal
             S.A., as borrower, certain of its subsidiaries, as
             guarantors, the lenders party thereto, and Societe Generale, as facility agent and security agent.
  4.8        Restated Credit Agreement dated as of March 15, 2002, as
             amended on February 6, 2003, and as further amended and
             restated on May 13, 2003, among Vivendi Universal S.A., as a borrower and the obligors' agent, certain of its
             subsidiaries, as guarantors, the lenders party thereto and
             Societe Generale, as facility and security agent.
  4.9        Loan Agreement dated as of June 24, 2003, among Vivendi
             Universal Entertainment LLLP, as borrower, the lenders from time to time party thereto, Bank of America, N.A. and
             JPMorgan Chase Bank, as co-administrative agents, Barclays
             Bank PLC, as syndication agent, and JPMorgan Chase Bank, as collateral agent and paying agent.
  4.10       Facility Agreement dated December 6, 2002, among Societe
             d'Investissement pour la Telephonie S.A., as borrower, the lenders party thereto, Credit Lyonnais, as agent, and The
             Royal Bank of Scotland PLC, as security trustee; as amended by an Amendment Letter, dated January 20, 2003; as further amended by a 2nd Amendment Letter, dated January 21, 2003;
             as further amended by a 3rd Amendment Letter, dated March
             31, 2003; and as further amended by a 4th Amendment Letter, dated June 25, 2003.
  4.11       Indenture dated as of April 8, 2003, between Vivendi
             Universal S.A. and The Bank of New York, as trustee.
  4.12       Letter Agreement dated December 17, 2001, between Vivendi
             Universal S.A. and Edgar M. Bronfman.

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
  4.13       Employment Agreement dated September 25, 2002, by and
             between Vivendi Universal U.S. Holding Co. and Edgar
             Bronfman, Jr.
  8.1        Subsidiaries of Vivendi Universal S.A.
 11.1        Consent of RSM Salustro Reydel and Barbier Frinault & Cie.
 11.2        Consent of RSM Salustro Reydel.
 11.3        Certification of Chief Executive Officer and Chief Financial
             Officer pursuant to Section 302 of the Sarbanes-Oxley Act of
             2002.
 11.4        Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          VIVENDI UNIVERSAL, S.A.

                                          By:     /s/ JACQUES ESPINASSE
                                            ------------------------------------
                                            Name: Jacques Expinasse
                                            Title: Senior Executive Vice
                                                   President and Chief Financial
                                                   Officer

Date: June 30, 2003

                               VIVENDI UNIVERSAL

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Report of Independent Public Accountants....................  F-3
Consolidated Statement of Income............................  F-4
Consolidated Balance Sheet..................................  F-5
Consolidated Statement of Cash Flows........................  F-6
Consolidated Statement of Shareholders' Equity..............  F-8
Notes to Consolidated Financial Statements..................  F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Vivendi Universal:

     We have audited the accompanying consolidated balance sheet of Vivendi Universal and subsidiaries (together the "Company"), as of December 31, 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, expressed in Euros. We have also audited the information presented in Note 17 which includes the effect of the differences between accounting principles generally accepted in France and the United States of America on the consolidated net income of the company and shareholder's equity as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and December 31, 2000 and for each of the two years in the period ended December 31, 2001, were jointly audited by Barbier Frinault & Cie, a member firm of Andersen Worldwide and RSM Salustro Reydel and whose report dated March 28, 2002, except for Note 14 as to which the date is May 24, 2002, expressed an unqualified opinion on these statements. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of the Certified Public Accountants.

     We conducted our audit in accordance with auditing standards generally accepted in France and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, (i) the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in France and (ii) the information with respect to accounting principles generally accepted in the United States of America as of and for the year ended December 31, 2002 set forth in Note 17.

     The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States of America and the effect of those differences on consolidated net income for year ended December 31, 2002 and shareholders' equity as of December 31, 2002 is set forth in Note 17 to the consolidated financial statements.

/s/ RSM Salustro Reydel                                     /s/ Barbier Frinault & Cie
RSM Salustro Reydel                                Barbier Frinault & Cie
                                                   A member firm of Ernst & Young International

                                 Paris, France
                                 April 2, 2003
 (Except with respect to matters discussed in Note 17 as to which date is June
                                   27, 2003)

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS(1)

To the Shareholders of Vivendi Universal:

     We have audited the accompanying consolidated balance sheet of Vivendi Universal and subsidiaries (together the "Company"), as of December 31, 2001 and December 31, 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in Euros. We have also audited the information presented in Note 14, which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States of America on the consolidated net income of the Company for the years ended December 31, 2001, 2000 and 1999 and on shareholders' equity of the Company as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     Without calling into question the opinion expressed above, we wish to draw your attention to the sub-section "Changes in Accounting Principles and Financial Statement Presentation" of the section of the notes "Summary of Significant Accounting Policies and Practices" which states the change in presentation of the Consolidated Statement of Income and the change in definition of the exceptional items.

     The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net income for each of the three years in the period ended December 31, 2001 and shareholders' equity as of December 31, 2001 and 2000 is set forth in Note 14 to the consolidated financial statements.

/s/ Barbier Frinault & Cie                               /s/ RSM Salustro Reydel
Barbier Frinault & Cie,                                      RSM Salustro Reydel
a member firm of Andersen Worldwide

                                 Paris, France
                                 March 28, 2002
(Except with respect to the matters discussed in Note 14 as to which the date is
                                 May 24, 2002)

---------------

     1 This report is a copy of the previously issued joint audit report which has not been reissued.

                        CONSOLIDATED STATEMENT OF INCOME

                                                             YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                      2002
                                                  ILLUSTRATION
                                                    VE EQUITY       2002        2001
                                                  ACCOUNTING(1)   ACTUAL(2)    ACTUAL    2000(4)
                                                  -------------   ---------   --------   --------
                                                   (UNAUDITED)
                                                  (IN MILLIONS OF EUROS EXCEPT PER SHARE AMOUNTS)
REVENUES........................................    E 28,112      E 58,150    E 57,360   E 41,580
Cost of revenues................................     (16,749)      (40,574)    (39,526)   (30,181)
Selling, general and administrative Expenses....      (8,919)      (12,937)    (13,699)    (9,004)
Other operating expenses, net...................        (567)         (851)       (340)      (572)
                                                    --------      --------    --------   --------
OPERATING INCOME................................       1,877         3,788       3,795      1,823
Financing expenses..............................        (650)       (1,333)     (1,455)    (1,288)
Financial provisions............................      (2,786)       (2,895)       (482)      (196)
Other income (expense)..........................        (658)         (514)          9        722
                                                    --------      --------    --------   --------
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES,
  GOODWILL AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST.............................      (2,217)         (954)      1,867      1,061
Exceptional items, net..........................       1,125         1,049       2,365      3,812
Income tax (expense) benefit....................      (2,119)       (2,556)     (1,579)    (1,009)
                                                    --------      --------    --------   --------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST................      (3,211)       (2,461)      2,653      3,864
Equity in (losses) earnings of disposed
  businesses(2).................................          17            17          --         --
Equity in (losses) earnings of unconsolidated
  Companies.....................................         (99)         (294)       (453)      (306)
Goodwill amortization...........................        (992)       (1,277)     (1,688)      (634)
Goodwill impairment.............................     (18,442)      (18,442)    (13,515)        --
                                                    --------      --------    --------   --------
INCOME (LOSS) BEFORE MINORITY INTEREST..........     (22,727)      (22,457)    (13,003)     2,924
Minority interest...............................        (574)         (844)       (594)      (625)
                                                    --------      --------    --------   --------
NET INCOME (LOSS)...............................    E(23,301)     E(23,301)   E(13,597)  E  2,299
                                                    ========      ========    ========   ========
EARNINGS (LOSS) PER BASIC SHARE.................    E (21.43)     E (21.43)   E (13.53)  E   3.63
                                                    ========      ========    ========   ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN
  MILLIONS)(3)..................................     1,087.4       1,087.4     1,004.8      633.8

---------------

(1) This consolidated statement of income has been shown to present the Group's scope of consolidation as at December 31, 2002. It illustrates the accounting of Veolia Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002. (See Note 2).

(2) At December 31, 2002, Vivendi Universal has applied the option proposed in the paragraph 23100 of the French rules 99-02 and presents the equity in (losses) earnings of businesses which were sold during the year on one line in the consolidated statement of income as "equity in (losses) earnings of disposed businesses". Disposed businesses include all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games; publishing activities in Brazil; the consumer press division, the disposal of which was completed in February 2003; and Comareg, the disposal of which is pending (see Note 2 and 3).

(3) Excluding treasury shares recorded as a reduction of shareholders' equity.

(4) Reflects changes in accounting principles and financial statement presentation adopted in 2001.

  The accompanying notes are an integral part of these consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET

                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                       NOTE     2002        2001        2000
                                                       ----   ---------   ---------   ---------
                                                                   (IN MILLIONS OF EUROS)
                                            ASSETS
Goodwill, net........................................    3    E  20,062   E  37,617   E  47,133
Other intangible assets, net.........................   10       14,706      23,302      20,180
Property, plant and equipment, net...................   10        7,686      23,396      19,989
Investments accounted for using the equity method....    4        1,903       9,176       9,177
Other investments....................................    4        4,138       5,583       7,342
Seagram's spirit and wine net assets held for sale...                --          --       8,759
                                                              ---------   ---------   ---------
TOTAL LONG-TERM ASSETS...............................            48,495      99,074     112,580
                                                              ---------   ---------   ---------
Inventories and work-in-progress.....................   10        1,310       3,163       3,219
Accounts receivable..................................   10        9,892      21,094      19,242
Deferred tax assets..................................    9        1,613       4,225       3,908
Short-term loans receivable..........................               640       2,948       1,171
Cash and cash equivalents............................    7        7,295       4,725       3,271
Other marketable securities..........................   10           88       3,773       7,347
                                                              ---------   ---------   ---------
TOTAL CURRENT ASSETS.................................            20,838      39,928      38,158
                                                              ---------   ---------   ---------
TOTAL ASSETS.........................................         E  69,333   E 139,002   E 150,738
                                                              =========   =========   =========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital........................................         E   5,877   E   5,972   E   5.945
Additional paid-in capital...........................            27,687      28,837      27,913
Retained earnings....................................           (19,544)      1,939      22,817
                                                              ---------   ---------   ---------
TOTAL SHAREHOLDERS' EQUITY...........................    5       14,020      36,748      56,675
Minority interest....................................    5        5,497      10,208       9,787
Other equity.........................................    5        1,000          --          --
Deferred income......................................               579       1,856       1,560
Provisions and allowances............................    6        3,581       6,331       5,946
Long-term debt.......................................    7       10,455      27,777      23,954
Other non-current liabilities and accrued expenses...   10        3,894       5,688       6,337
                                                              ---------   ---------   ---------
                                                                 39,026      88,608     104,259
                                                              ---------   ---------   ---------
Accounts payable.....................................   10       13,273      26,414      23,497
Deferred taxes.......................................    9        7,857       9,977       8,130
Bank overdrafts and other short-term borrowings......    7        9,177      14,003      14,852
                                                              ---------   ---------   ---------
TOTAL CURRENT LIABILITIES............................            30,307      50,394      46,479
                                                              ---------   ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........         E  69,333   E 139,002   E 150,738
                                                              =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                  2002(1)(2)     2002(1)      2001       2000(3)
                                                  -----------   ---------   ---------   ---------
                                                  (UNAUDITED)
                                                              (IN MILLIONS OF EUROS)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)...............................   E (23,301)   E (23,301)  E (13,597)  E   2,299
Reversal of equity in (losses) earnings of sold
  businesses....................................         (17)         (17)         --
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.................      22,103       24,040      19,050       4,038
  Financial provisions(8).......................       2,786        2,895         482          92
  Gain on sale of property and equipment and
     financial assets, net......................      (1,541)      (1,748)     (2,546)     (3,910)
  Undistributed earnings from affiliates, net...         373          473         439         343
  Deferred taxes................................       1,589        1,608         379         231
  Minority interest.............................         574          844         594         625
Changes in assets and liabilities, net of effect
  of acquisitions and dispositions:.............         229         (124)       (301)     (1,204)
                                                   ---------    ---------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES.......       2,795        4,670       4,500       2,514
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant, equipment and
  other.........................................      (1,729)      (4,134)     (5,338)     (5,800)
Proceeds from sale of property, plant, equipment
  and other.....................................         158          158         464       2,822
Purchase of investments(4)......................      (2,000)      (4,792)     (8,203)     (3,133)
Sale of investments(4)..........................       9,233       10,987       1,947       3,787
Sale of spirits and wine business...............          --           --       9,359          --
Sale (Purchase) of portfolio investments........          --           --       4,395         233
Net decrease (increase) in financial
  receivables...................................      (1,875)      (2,027)        278       4,452
Purchase of treasury shares held as marketable
  securities....................................          --           --        (141)     (2,456)
Sales (purchases) of other marketable
  securities....................................         322          213       1,579      (1,386)
                                                   ---------    ---------   ---------   ---------
NET CASH PROVIDED BY (USED FOR) INVESTING
  ACTIVITIES....................................       4,109          405       4,340      (1,481)
CASH FLOW FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term
  borrowings....................................      (3,271)      (5,991)     (1,670)      2,432
Notes mandatorily redeemable for new shares of
  Vivendi Universal.............................         767          767
Proceeds from issuance of borrowings and other
  long-term debt................................         369        2,748       5,195      16,370
Principal payment on borrowings and other
  long-term liabilities.........................         510       (1,854)     (5,900)    (21,923)
Net proceeds from issuance of common shares.....          68        1,622         582       3,396
Sales (purchases) of treasury shares(5).........       1,973        1,973      (4,253)       (106)
Cash dividends paid(6)..........................      (1,120)      (1,300)     (1,423)       (800)
Cash payment to USA Interactive(7)..............      (1,757)      (1,757)         --          --
                                                   ---------    ---------   ---------   ---------
NET CASH (USED FOR) PROVIDED BY FINANCING
  ACTIVITIES....................................      (2,461)      (3,792)     (7,469)       (631)

                                                             YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                  2002(1)(2)     2002(1)      2001       2000(3)
                                                  -----------   ---------   ---------   ---------
                                                  (UNAUDITED)
                                                              (IN MILLIONS OF EUROS)
Effect of foreign currency exchange rate changes
  on cash and cash equivalents..................         981        1,287          83           7
                                                   ---------    ---------   ---------   ---------
CHANGE IN CASH AND CASH EQUIVALENTS.............   E   5,424    E   2,570   E   1,454   E     409
                                                   =========    =========   =========   =========
CASH AND CASH EQUIVALENTS:
Beginning.......................................   E   1,871    E   4,725   E   3,271   E   2,862
                                                   =========    =========   =========   =========
Ending..........................................   E   7,295    E   7,295   E   4,725   E   3,271
                                                   =========    =========   =========   =========

---------------

(1) Includes 100% of Cegetel, Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 44%, 35% and 86% interest, respectively (see Note 13). The cash contribution from these companies for the year ended December 31, 2002 is disclosed in paragraph 10.3.1.

    At the beginning of July 2002, Vivendi Universal reimbursed to Cegetel the loan which was granted in accordance with the optimization of Cegetel financing management. This decision was taken by Vivendi Universal and Cegetel mutual agreement, considering Vivendi Universal cash flow situation at the beginning of July 2002.

(2) This statement of cash flows has been shown to present the Group's scope of consolidation as at December 31, 2002. It illustrates the accounting of Veolia Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002.

(3) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

(4) Includes net cash from acquired or disposed companies. As of December 31, 2002, the impact on net debt of these transactions is shown in paragraph 7.2.

(5) Including impact of settlement of put options on Vivendi Universal shares (E 883) million as of December 31, 2002.

(6) Including E 1,048 million of dividends paid by Vivendi Universal SA.

(7) See Note 3.

(8) See Note 10.1.3.

  The accompanying notes are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                          COMMON SHARES       ADDITIONAL                  NET
                                      ---------------------    PAID-IN     RETAINED     INCOME     SHAREHOLDERS'
                                        NUMBER      AMOUNT     CAPITAL     EARNINGS     (LOSS)        EQUITY
                                      -----------   -------   ----------   ---------   ---------   -------------
                                      (THOUSANDS)                      (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 1999........     595,648    E 3,276    E 4,351     E   1,834   E   1,431     E  10,892
Changes in accounting method........          --         --         --          (120)          4          (116)
                                       ---------    -------    -------     ---------   ---------     ---------
BALANCE AT DECEMBER 31, 1999........     595,648      3,276      4,351         1,714       1,435        10,776
Net loss for the year 2000..........          --         --         --            --       2,299         2,299
Foreign currency translation
  adjustment........................          --         --         --          (735)         --          (735)
Appropriation of net income.........          --         --         --         1,435      (1,435)           --
Dividends paid, E 1 per share.......          --         --         --          (566)         --          (566)
Goodwill from business combinations
  reversed following the disposition
  of BSkyB, Vinci, Nexity and 34% of
  Multithematique...................          --         --        781           (44)         --           737
Merger transactions among Vivendi,
  Seagram and Canal Plus............     486,561      2,676     23,372        18,792          --        44,840
Conversion of bonds, warrants, stock
  options and issuances under the
  employee stock purchase plan......      11,185         62        585            --          --           647
Treasury shares allocation..........     (12,586)       (69)    (1,176)           --          --        (1,245)
Release of revaluation surplus and
  other.............................          --         --         --           (78)         --           (78)
                                       ---------    -------    -------     ---------   ---------     ---------
BALANCE AT DECEMBER 31, 2000........   1,080,808      5,945     27,913        20,518       2,299        56,675
Net loss for the year 2001..........          --         --         --            --     (13,597)      (13,597)
Foreign currency translation
  adjustment........................          --         --         --         1,483          --         1,483
Appropriation of net income.........          --         --         --         2,299      (2,299)           --
Dividends paid, E 1 per share.......          --         --         --        (1,203)         --        (1,203)
Goodwill from business combination
  reversed following the disposition
  of TV Sport.......................          --         --         --            35          --            35
Conversion of ex-Seagram
  exchangeables.....................      31,549        173      2,335        (2,508)         --            --
Conversion of ex-Seagram stock
  options...........................       3,452         19        255            --          --           274
Conversion of bonds, warrants, stock
  options and issuances under the
  employee stock purchase plan......      10,142         56        419            --          --           475
Common shares cancelled (treasury
  shares)...........................     (40,123)      (221)    (2,070)           --          --        (2,291)
Treasury shares allocation..........          --         --         --        (4,634)         --        (4,634)
Release of revaluation surplus and
  other.............................          --         --        (15)         (454)         --          (469)
                                       ---------    -------    -------     ---------   ---------     ---------
BALANCE AT DECEMBER 31, 2001........   1,085,828      5,972     28,837        15,536     (13,597)       36,748
Net loss for the year 2002..........          --         --         --            --     (23,301)      (23,301)
Foreign currency translation
  adjustment........................          --         --         --        (3,615)         --        (3,615)
Appropriation of net income.........          --         --         --       (13,597)     13,597            --
Dividends paid, E 1 per share(1)....          --         --       (890)         (421)         --        (1,311)
Goodwill from business combination
  reversed..........................          --         --         --         1,001          --         1,001
Conversion of ex-Seagram
  exchangeables.....................      11,463         63        848          (887)         --            24
Conversion of ex-Seagram stock
  options...........................       1,239          7         92            --          --            99
Conversion of bonds, warrants, stock
  options and issuances under the
  employee stock purchase plan......       1,396          8         48            --          --            56
Common shares cancelled (treasury
  shares)...........................     (31,367)      (173)    (1,248)           --          --        (1,421)
Treasury shares allocation..........          --         --         --         5,907          --         5,907
Release of revaluation surplus and
  other.............................          --         --         --          (167)         --          (167)
                                       ---------    -------    -------     ---------   ---------     ---------
BALANCE AT DECEMBER 31, 2002........   1,068,559      5,877     27,687         3,757     (23,301)       14,020

---------------

(1) Of which "precompte" of E 263 million.

  The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1 DESCRIPTION OF BUSINESS

     Vivendi Universal is one of the largest media and telecommunications groups in the world.

     Vivendi Universal's portfolio of assets includes operations in six principal segments:

     Cegetel Group -- Cegetel Group, through its 80% owned subsidiary, SFR, is a mobile telecommunications operator in France and through its 90% owned subsidiary, Cegetel S.A., is also a fixed line operator in France.

     Universal Music Group (UMG) -- UMG is a recorded music business. UMG acquires, manufactures, markets and distributes recorded music in 63 countries. In addition to its recorded music business, UMG also publishes music. UMG manufactures, sells and distributes music video and DVD products, and owns mail-order music/video clubs. Vivendi Universal owns approximately 92% of UMG.

     Vivendi Universal Entertainment (VUE) -- Vivendi Universal owns approximately 86% of VUE, a US-based entertainment company active in the film, television, and theme parks and resorts businesses through the following entities:

     - Universal Pictures Group (UPG) -- UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets.

     - Universal Television Group (UTG) -- UTG owns and operates four US cable television networks including USA Network and the Sci Fi Channel as well as a portfolio of international television channels. UTG produces and distributes original television programming worldwide.

     - Universal Parks and Resorts (UPR) -- UPR is a destination theme park operator. UPR owns interests in and operates theme parks and resorts in the US, Japan and Spain including Universal Studios in Hollywood, California and Universal Studios in Orlando, Florida.

     Canal+ Group -- Canal+ Group produces and distributes digital and analog pay-TV in France (principally through its premium channel, Canal+, and its digital satellite platform, CanalSatellite). Canal+ Group has 6.95 million individual subscriptions in France. Canal+ Group is also a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs and owns interests in pay-TV activities in Italy, Spain, Poland and elsewhere. Vivendi Universal owns 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A., which holds the broadcast license for the premium channel Canal+, and Vivendi Universal owns 67% of CanalSatellite.

     Maroc Telecom -- Maroc Telecom is the incumbent fixed line and the leading mobile telecommunications operator in Morocco. Vivendi Universal has a 35% ownership stake in Maroc Telecom. However, through its control of the executive board and management, Vivendi Universal exercises day-to-day control over the business and consolidates it in its financial statements.

     Vivendi Universal Games (VU Games) -- VU Games is a worldwide leader in the development, marketing and distribution of games and educational software for PC, handhelds and consoles. Vivendi Universal owns 99% of VU Games.

     Vivendi Universal was formed through the merger of Vivendi S.A., The Seagram Company Ltd. and Canal+ S.A. in December 2000. From its origins as a water company, Vivendi expanded its business rapidly in the 1990s and transformed itself into a media and telecommunications company with the December 2000 merger and the May 2002 acquisition of the entertainment assets of USA Networks. Following the appointment of new management in July 2002, Vivendi Universal commenced a significant asset disposal program aimed at reducing the group's indebtedness, which Vivendi Universal is pursuing actively. Vivendi Universal has already largely exited the environmental services and publishing businesses and sold various smaller operations.

1.2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

1.2.1 BASIS OF PRESENTATION

     Vivendi Universal has prepared its consolidated financial statements in accordance with accounting principles generally accepted in France (French
GAAP). Vivendi Universal has applied the methodology for consolidated financial statements based on Regulation 99.02 as approved by the "Comite de la Reglementation Comptable" (French Accounting Standards Board). The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP rules.

     French GAAP rules differ in certain respects from accounting principles generally accepted in the United States (US GAAP). A description of these differences and their effects on net income and shareholders' equity is discussed in Note 17.

     The consolidated financial statements are presented in French GAAP format, but also incorporate certain modifications and additional disclosures designed to conform more closely with US GAAP style financial statements.

     Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. Subsidiaries acquired are included in the consolidated financial statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent balance sheet date. The consolidated financial statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material intercompany accounts and transactions.

1.2.2 PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS

     All companies in which Vivendi Universal has an interest exceeding 50%, or over which it has another form of legal or effective control (including Cegetel and Maroc Telecom), are consolidated. In addition, Vivendi Universal only consolidates a subsidiary if no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block routine decisions taken by Vivendi Universal.

     Subsidiaries in which Vivendi Universal has an interest exceeding 20% or otherwise exercises significant influence are consolidated by the equity method. Vivendi Universal also uses the equity method for consolidating its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these cases, Vivendi Universal exercises significant influence over the operating and financial decisions of the subsidiary either (a) through representation on the subsidiary's Board of Directors in excess of its percentage interest, or (b) because there is no other shareholder with a majority voting interest in the subsidiary, or (c) because Vivendi Universal exercises substantive participating rights that enable Vivendi Universal to veto or block decisions taken by the subsidiary board.

     The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities, which are within the Veolia Environnement Group only, Vivendi Universal records its proportionate interest in the consolidated balance sheet and consolidated income statement accounts.

     All other investments, which are not consolidated, are accounted for at cost. A valuation allowance is established for any negative difference between carrying value and fair value that is determined to be other than temporary.

     For additional explanations on the accounting treatment difference under French and US GAAP regarding Special Purpose Entity (SPE), please refer to Note 17.1.

1.2.3 USE OF ESTIMATES

     The preparation of these financial statements requires management to make informed estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for investments, long-lived assets, pension liabilities and deferred taxes. Estimates and judgments are also required and regularly evaluated concerning financing operations, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

1.2.4 FOREIGN CURRENCY TRANSLATION

     Translation of subsidiaries' financial statements -- Financial statements of subsidiaries for which the reporting currency is not the euro are translated into euros at applicable exchange rates. All asset and liability accounts are translated at the appropriate year-end exchange rate, and all income and expense accounts and cash flow statements are translated at average exchange rates for the year. The resulting translation gains and losses are recorded in shareholders' equity. For subsidiaries operating in highly inflationary economies, the financial statements are translated into the stable currency of a dominant country in the same economic region. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into euros at the closing exchange rates, and related translation gains or losses are recorded in shareholders' equity. The exchange rates for the main currencies used to establish the consolidated financial statements were as followed:

                                            DECEMBER 31, 2002             DECEMBER 31, 2001
                                       ---------------------------   ---------------------------
                                       CLOSING RATE   AVERAGE RATE   CLOSING RATE   AVERAGE RATE
                                       ------------   ------------   ------------   ------------
US Dollar............................     1.030          0.934          0.878          0.897
GBP..................................     0.646          0.626          0.608          0.623

     Foreign currency transactions -- Foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange gains and losses are recorded in current period earnings. Exchange gains or losses on borrowings denominated in foreign currencies that qualify as hedges for net investments in foreign subsidiaries are recorded in shareholders' equity.

1.2.5 CONSOLIDATED STATEMENT OF INCOME

     As permitted by Regulation 99.02 (Section 41), Vivendi Universal has elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature.

1.2.6 REVENUES AND COSTS

     Music -- Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties (for additional information on revenue recognition, please refer to Note 17.9). Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are expensed as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

     TV & Film -- Generally, theatrical films are produced or acquired for initial exhibition in the worldwide theatrical market followed by distribution in the home video, pay television, network exhibition, television syndication and basic cable television market. Television films from our library may be licensed for domestic and foreign syndication, cable or pay television and home video. Theatrical revenues from the distribution of films are recognized as the films are exhibited. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale to the ultimate customer. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Revenues from television subscription services related to cable and satellite programming are recognized as the services are provided. Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

     Film and television costs are stated at the lower of cost less accumulated amortization, or net realizable value. The estimated total film and television production and participation costs are expensed based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. The costs of licenses and rights to exhibit theatrical movies and other programming on cable and pay TV channels are recorded at the contract price, generally when the screening certificate has been obtained and the programming is available for exhibition, or on the date the contract is signed, if later. The costs for theatrical movies and other long-term programming are amortized as the programming is exhibited. The costs of multi-year sports rights are amortized over the term of the contract.

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

     Telecoms -- Telephone service and installation revenues are recognized as they occur. Subscriptions are billed monthly in advance, and recorded as a deferred revenue liability, before transfer to earnings of the period during which the service is provided. Prepaid fees are deferred and recognized as the purchased minutes are used. Service discounts are accounted for as a reduction of revenue when the service is used, or on provision of line access in the case of pack discounts.

     Games -- Vivendi Universal Games records revenue when goods are shipped to the customer except if risk of ownership does not transfer to the customer upon shipment.

     Internet -- Internet revenues are primarily derived from subscriptions, advertising and e-commerce activities. Subscription revenues are recognized over the period that services are provided. Advertising revenues are recognized in the period that advertisements are displayed. Revenues from e-commerce activities are recognized when the products sold are shipped to customers.

     Publishing -- Magazine advertising revenues are recognized when the advertisements are published. Publication subscription revenues are recognized over the term of the subscription on a straight-line basis. Revenues from the sale of books, magazines, interactive games and other multimedia products are recognized when the products are shipped based on gross sales less a provision for future returns.

     Environmental Services -- Revenues on public service contracts are recognized on transfer of ownership or as services are provided, according to the terms of the contract. Title is considered to have passed to the customer when goods are shipped. The revenues include operating subsidies and exclude production for own use. Specific measures concerning this activity are discussed in the Document de reference issued by Veolia Environnement for the year ended December 31, 2002.

1.2.7 RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

1.2.8 ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED

     All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs, and are expensed as they are incurred. The technological feasibility of a computer software product is established when all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications have been completed.

1.2.9 ACCOUNTING FOR INTERNAL USE SOFTWARE

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

1.2.10 ADVERTISING COSTS

     The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of Vivendi Universal's corporate name have been capitalized and are amortized over five years (for additional information on advertising costs, please refer to Note 17.9).

1.2.11 INCOME OF CONSOLIDATED COMPANIES BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, GOODWILL AMORTIZATION, EQUITY INTEREST AND MINORITY INTEREST

     Income from operations before exceptional items and income taxes includes the business activities of consolidated companies and the cost of financing. It does not include exceptional items.

1.2.12 EXCEPTIONAL ITEMS

     The definition of exceptional items is restricted to material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. They principally include capital gains and losses on the disposal of business activities and the abandonment of related receivables where relevant.

1.2.13 DEFERRED TAXES

     Deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax base values of assets and liabilities. Deferred tax amounts, recorded at the applicable rate at closing date, are adjusted to allow for the impact of changes in French tax law and current tax rates. Deferred tax assets are recognized for deductable timing differences, tax losses and tax losses carry-overs. Their net realizable value is estimated according to recovery prospects. Deferred tax assets on retained earnings of foreign subsidiaries are not recorded.

1.2.14 EARNINGS PER SHARE

     The Group presents two earnings per share (EPS) amounts, basic and diluted. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding, including treasury shares reported as marketable securities, during the year. Diluted EPS adjusts basic EPS for the effects of convertible securities, stock options and other potentially dilutive financial instruments, where such effect is dilutive during the exercise period.

1.2.15 GOODWILL AND BUSINESS COMBINATIONS

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

     Up to the end of 1999, acquisitions completed through the issuance of shares, that portion of goodwill attributable to such proceeds could be recorded as a reduction of shareholders' equity, up to the amount of the related share premium.

     Amortization periods for goodwill range from 20 to 40 years for our Environmental Services businesses and from 7 to 40 years for our other businesses.

     Following exceptional depreciation in 2001 and the first half of 2002 based on a comparison of goodwill current fair value and net book value, Vivendi Universal prospectively modified the amortization base for the goodwill concerned as from July 1, 2002. This base is now taken as the net value of goodwill after recurring amortization and exceptional depreciation as at June 30, 2002. The straight-line method is applied over the residual period of the depreciation schedule.

1.2.16 OTHER INTANGIBLE ASSETS

     Vivendi Universal has acquired substantial intangible assets, including music catalogs, artists' contracts, music and audiovisual publishing assets, film and television libraries, international television networks, editorial inventories, distribution networks, customer bases, copyrights and trademarks. Music catalogs, artists' contracts and music publishing assets are amortized over periods ranging from 14 to 20 years (for additional information on other intangible assets, please refer to Note 17.9).

1.2.17 UMTS LICENSE

     In August 2001, SFR acquired a 20-year license to provide 3G (third generation) UMTS mobile telephony services in France. The license fee was split in two: a fixed upfront fee of E 619 million, which was paid in September 2001, and future payments equal to 1% of 3G revenues earned when the service commences. Pursuant to a notice issued by the "Conseil National de la Comptabilite" on January 9, 2002, the license was recognized as intangible assets for E 619 million. It will be amortized on a straight-line basis from the date when the service commences until the license maturity (i.e. August 2021). Regarding future payments, they will be expensed when they occur since they are not easily valuable.

1.2.18 PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is carried at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 20-30 years for buildings and 3-15 years for equipment and machinery. Assets financed by lease contracts that include a purchase option (known in France as "credit-bail") are capitalized and amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expenses on assets acquired under such leases are included in depreciation expenses.

1.2.19 VALUATION OF LONG-LIVED ASSETS

     Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at each closing or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Any such conceptual impairment is measured, for each reporting unit, by comparing the net book value and current fair value of the asset where the current value depends on the underlying nature of its market value or value in use. The reporting unit is defined as an operating segment, or one level below an operating segment if the components of an operating segment constitute businesses with no similar economic characteristics. Market value is defined as the amount that could be obtained at the date of sale for an asset where the transaction is concluded at normal market conditions, net of transaction costs. Normal market conditions are those for transactions between fully informed, independent and consenting parties. Value in use is defined as the value of future economic benefits to be obtained from utilisation or write-off of the asset. It is calculated from estimated future economic benefits:

     - generally, the fair value of business units is determined by the analysis of discounted cash flows;

     - if this method is irrelevant for the business unit, other standard criteria are available: comparison to similar listed companies, assessment to the value attributed to the business units involved in recent transactions, market price for business units quoted at the Stock Exchange;

     - when using these two standard evaluation methods, the fair market value of business units is determined with the assistance of an independent valuation expert appointed by Vivendi Universal.

1.2.20 INVENTORIES

     Inventories are valued either on a first-in-first-out or a weighted average cost basis and are recorded at the lower of cost or net realizable value.

1.2.21 CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less and are recorded at cost, which approximates fair value due to the short-term maturity.

     Marketable securities consist of other highly liquid investments and Vivendi Universal treasury shares acquired in open market transactions or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction of shareholders' equity. Marketable securities are carried at cost and a valuation allowance is accrued if the fair value is less than the carrying value.

1.2.22 BONDS EXCHANGEABLE FOR VIVENDI UNIVERSAL SHARES

     On issuance of bonds exchangeable for shares the premium is not recorded as a liability. This is because the borrowing is intended to be redeemed in the form of shares and consequently represents a contingent liability. An accrual is made from issuance to redemption or conversion, as soon as the share price passes below the redemption price, to cover probable cash redemption of the bonds.

1.2.23 DERIVATIVE FINANCIAL INSTRUMENTS

     The Group uses various derivative financial instruments that predominantly qualify as hedges to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate and cross-currency swap agreements, forward exchange contracts and interest rate caps. Interest rate swaps and caps are used to manage net exposure to interest rate changes related to borrowings and to lower overall borrowing costs. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred. Cross-currency swaps and forward exchange contracts are used to reduce earnings and cash flow volatility associated with changes in foreign exchange rates and to protect the value of existing foreign currency assets and liabilities. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized. Other derivative financial instruments are used by the Group to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates. Any derivative financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value. Loss relating to the periodic change in fair value is recorded as income or expense of the current period.

1.2.24 EMPLOYEE BENEFIT PLANS

     In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, postretirement health care and life insurance and postemployment benefits, principally severance for eligible employees. Retirement pensions are provided for substantially all of our employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans.

     For defined benefit plans, pension expense and plan contributions are determined by independent actuaries using the projected unit cost method. This method considers the probability of employees remaining with Vivendi Universal until retirement, foreseeable changes in future compensation and an appropriate discount rate for each country in which we maintain a pension plan. This results in the recognition of pension-related assets and liabilities and related net expense over the estimated term of service of our employees. Our funding policy is consistent with applicable government funding requirements and regulations. Pension plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but they do not hold investments in Vivendi Universal's shares. Contributions to defined contribution and multi-employer plans are funded and expensed currently. The costs of post-retirement and post-employment benefits are accrued based on actuarial studies performed by independent third-party acturial firms.

     Furthermore, Vivendi Universal has adopted the following rules:

     - Vivendi Universal uses fair value of plan assets in order to compute expected return, as well as to determine the amount of unrecognized actuarial gains and losses to be amortized during the reporting period;

     - The actuarial gains and losses are amortized using the minimal amortization method: the amounts of unamortized actuarial gains and losses recognized is the excess of 10 percent of the greater of the projected benefit obligation or the fair value of plan assets divided by the average remaining service period of active employees (or, if all or almost all of a plan's participants are inactive, the average remaining life expectancy of the inactive participants).

1.2.25 STOCK BASED COMPENSATION

     Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain directors and employees and also to certain employees of equity method investees. The purpose of these stock options plans is to align the interest of management with the interest of shareholders by providing an additional incentive to improve company performance and increase share price on a long-term basis.

     In case of the issuance of new shares, shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In the other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or their fair value or the strike price of the stock-options hedged. Vivendi Universal recognizes any resulting holding gain in the period that the shares are sold to the plan.

     Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity method investees to purchase shares in Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.

1.2.26 CONSOLIDATED CASH FLOW STATEMENT

     The Consolidated Cash Flow Statement contains the information necessary to analyze changes in the Group's cash position. The cash definition applied by the Group prior to January 1, 2001, led to deduction of bank overdrafts from cash and cash equivalents. As from January 1, 2001, bank overdrafts are now classified as short-term borrowings within the Consolidated Cash Flow Statement. Since that date, "cash" now only represents cash and cash equivalents recorded as Consolidated Balance Sheet assets.

NOTE 2 SUPPLEMENTARY FINANCIAL INFORMATION

2.1 DATA COMPARABILITY

     At December 31, 2002, Vivendi Universal has applied the option proposed in the paragraph 23100 of the French rules 99-02 and presents the equity in (losses) earnings of businesses which were sold during the year on one line in the consolidated statement of income. This treatment concerns all of Vivendi Universal Publishing excluding: Vivendi Universal Games; publishing activities in Brazil; the consumer press division, which was sold in February 2003; and Comareg, the sale of which is currently pending. Furthermore, in order to present the Group's scope of consolidation as at December 31, 2002, a statement of income illustrating the accounting for Veolia Environnement by using the equity method from January 1st, 2002 instead of December 31st, 2002, has been shown page 1.

                                                    VEOLIA        SOLD PUBLISHING
                                               ENVIRONNEMENT(1)    BUSINESSES(2)     TOTAL
                                               ----------------   ---------------   --------
                                                          (IN MILLIONS OF EUROS)
Revenues.....................................      E 30,038           E 2,838       E 32,876
Operating income.............................         1,911               268          2,179
Financial income.............................          (648)             (116)          (764)
Exceptional items............................           (76)              (50)          (126)
Net income (loss) at December 31, 2002.......           235                17            252
                                                   ========           =======       ========

---------------

(1) Veolia Environnement is fully consolidated in the consolidated statement of income actual 2002.

(2) Vivendi Universal publishing activities, excluding: Vivendi Universal Games; publishing activities in Brazil; the consumer press division, which was sold in February 2003; and Comareg, the sale of which is currently pending. These items are presented on the line "equity in (losses) earnings of disposed businesses" in the consolidated statement of income actual 2002.

2.2 2001 AND 2002 PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     2001 and 2002 unaudited pro forma financial information is reported as if the following transactions (described in Note 3) had occurred on January 1, 2001 for the pro forma income statements for the 2001 and 2002 financial years, and at December 31, 2001 for the pro forma balance sheet at that date:

     - Reduction of participation in Veolia Environnement.

     - Disposal of all Vivendi Universal publishing activities(1) (activities disposed over 2002), excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division and Comareg.

     - Acquisition of the entertainment assets of USA Networks Inc. (consolidated in the actual financial statements as from May 7, 2002).

     - Acquisition of Maroc Telecom (consolidated in the actual financial statements as from April 1, 2001).

     - Acquisition of MP3 (consolidated in the actual financial statements as from September 1, 2001).

     This unaudited pro forma financial information is not necessarily indicative of the results Vivendi Universal would have reported had the transactions described above actually occurred at the dates adopted for

---------------

     1 Houghton Mifflin has been consolidated in the actual financial statements of the Group since July 1, 2001.

preparation of the pro forma financial information. The accompanying pro forma information is not intended to comply with Article 11 of regulation SX.

2.2.1 CONSOLIDATED STATEMENT OF INCOME PRO FORMA 2002 (UNAUDITED)

                                                      YEAR ENDED DECEMBER 31, 2002
                               --------------------------------------------------------------------------
                                           REDUCTION OF       DISPOSAL OF   ACQUISITIONS
                                           PARTICIPATION      PUBLISHING        USA            PROFORMA
                                ACTUAL         IN VE          ACTIVITIES    NETWORKS(1)       (UNAUDITED)
                               ---------   -------------      -----------   ------------      -----------
                                                         (IN MILLIONS OF EUROS)
REVENUES.....................  E  58,150     E (30,038)(a)      E   --         E  617(h)       E  28,729
Cost of revenues.............    (40,574)       23,825(a)           --           (340)(h)        (17,089)
Selling, general and
  administrative expenses....    (12,937)        4,018(a)           --           (117)(h)         (9,036)
Other operating expenses,
  net........................       (851)          284(a)           --             --(h)            (567)
                               ---------     ---------          ------         ------          ---------
OPERATING INCOME.............      3,788        (1,911)(a)          --            160(h)           2,037
Financial expenses, net......     (1,333)          713(a)(d)        78(g)         (82)(h)(j)        (624)
Financial provisions.........     (2,895)          109(a)           --             --(h)          (2,786)
Other income (expense).......       (514)         (144)(a)          --             --(h)            (658)
                               ---------     ---------          ------         ------          ---------
INCOME BEFORE EXCEPTIONAL
  ITEMS, INCOME TAXES,
  GOODWILL AMORTIZATION,
  EQUITY INTEREST AND
  MINORITY INTEREST..........       (954)       (1,233)(a)          78             78(h)          (2,031)
Exceptional items, net.......      1,049        (1,332)(a)(c)      844(f)          --(h)             561
Income tax (expense)
  benefit....................     (2,556)          437(a)         (192)(f)         (8)(h)(k)      (2,319)
                               ---------     ---------          ------         ------          ---------
INCOME BEFORE GOODWILL
  AMORTIZATION, EQUITY
  INTEREST AND MINORITY
  INTEREST...................     (2,461)       (2,128)(a)         730             70(h)          (3,789)
Equity in (losses) earnings
  of disposed businesses.....         17            --(a)          (17)(e)         --                 --
Equity in (losses) earnings
  of unconsolidated
  companies..................       (294)           72(a)(b)        --            (44)(h)(i)        (266)
Goodwill amortization........     (1,277)          285(a)           --            (48)(h)         (1,040)
Goodwill impairment..........    (18,442)           --(a)           --             --(h)         (18,442)
                               ---------     ---------          ------         ------          ---------
INCOME (LOSS) BEFORE MINORITY
  INTEREST...................    (22,457)       (1,771)(a)         713            (22)(h)        (23,537)
Minority interest............       (844)          270(a)           --              3(h)(l)         (571)
                               ---------     ---------          ------         ------          ---------
NET INCOME (LOSS)............  E (23,301)       (1,501)            713            (19)         E (24,108)
                               =========     =========          ======         ======          =========
EARNINGS (LOSS) PER BASIC
  SHARE......................  E  (21.43)                                                      E  (22.17)
                               =========                                                       =========

---------------

(1) Related to the Entertainment Assets of USA Networks, Inc. purchased on May 7, 2002.

2.2.2 CONSOLIDATED STATEMENT OF INCOME PRO FORMA 2001 (UNAUDITED)

                                                   YEAR ENDED DECEMBER 31, 2001
                           -----------------------------------------------------------------------------
                                                                           ACQUISITION
                                       REDUCTION OF       DISPOSAL OF     USA NETWORKS,
                                       PARTICIPATION      PUBLISHING      MAROC TELECOM       PROFORMA
                            ACTUAL         IN VE          ACTIVITIES       AND MP3(1)        (UNAUDITED)
                           ---------   -------------      -----------     -------------      -----------
                                                      (IN MILLIONS OF EUROS)
REVENUES.................  E  57,360     E (29,094)(a)     E (2,862)(e)     E  2,329(h)       E  27,733
Cost of revenues.........    (39,526)       23,404(a)         1,309(e)        (1,014)(h)        (15,827)
Selling, general and
  administrative
  expenses...............    (13,699)        3,664(a)         1,084(e)          (610)(h)         (9,561)
Other operating expenses,
  net....................       (340)           62(a)            46(e)            --(h)            (232)
                           ---------     ---------         --------         --------          ---------
OPERATING INCOME.........      3,795        (1,964)(a)         (423)(e)          705(h)           2,113
Financial expenses,
  net....................     (1,455)          826(a)(d)        153(e)(g)       (248)(h)(j)        (724)
Financial provisions.....       (482)           54(a)            18(e)            --(h)            (410)
Other income (expense)...          9            36(a)            (2)(e)          (17)(h)             26
                           ---------     ---------         --------         --------          ---------
INCOME BEFORE EXCEPTIONAL
  ITEMS, INCOME TAXES,
  GOODWILL AMORTIZATION,
  EQUITY INTEREST AND
  MINORITY INTEREST......      1,867        (1,048)(a)         (254)(e)          440(h)           1,005
Exceptional items, net...      2,365           (39)(a)(c)         2(e)            --(h)           2,328
Income tax (expense)
  benefit................     (1,579)          462(a)           119(e)           (45)(h)(k)      (1,043)
                           ---------     ---------         --------         --------          ---------
INCOME BEFORE GOODWILL
  AMORTIZATION, EQUITY
  INTEREST AND MINORITY
  INTEREST...............      2,653          (625)(a)         (133)(e)          395(h)           2,290
Equity in (losses)
  earnings of
  unconsolidated
  companies..............       (453)         (209)(a)(b)         4(e)          (144)(h)(i)        (802)
Goodwill amortization....     (1,688)          341(a)            38(e)          (129)(h)         (1,438)
Goodwill impairment......    (13,515)          996(a)            --(e)            --(h)         (12,519)
                           ---------     ---------         --------         --------          ---------
INCOME (LOSS) BEFORE
  MINORITY INTEREST......    (13,003)          503(a)           (91)(e)          122(h)         (12,469)
Minority interest........       (594)         (136)(a)            5(e)           (34)(h)(l)        (759)
                           ---------     ---------         --------         --------          ---------
NET INCOME (LOSS)........  E (13,597)    E     367         E    (86)        E     88          E (13,228)
                           =========     =========         ========         ========          =========
EARNINGS (LOSS) PER BASIC
  SHARE..................  E  (13.53)                                                         E  (12.81)
                           =========                                                          =========

---------------

(1) Related to the Entertainment Assets of USA Networks, Inc., Maroc Telecom and MP3.com

     The unaudited pro forma adjustments for the income statement are as follows:

- REDUCTION OF PARTICIPATION IN VEOLIA ENVIRONNEMENT

     (a) Deconsolidate 2002 and 2001 Veolia Environnement income statements.

     (b) Record 2002 and 2001 equity earnings for Veolia Environnement, respectively E 113 million and E (147) million, at the December 2002 interest rate (20.4%).

     (c) Eliminate capital gains and dilution profit of E 1,408 million (net of fees) recorded in 2002 as a result of the reduction of Vivendi Universal's participation in Veolia Environnement.

     (d) Record the reduction in interest expense, assuming that the E 1,479 million proceeds from the disposal of 15.5% of Veolia Environnement shares received on June 28, 2002 were received at the beginning of 2001, and assuming that they were utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represent only the fraction of the proceeds from the disposals of Vivendi Universal's participation in Veolia Environnement not allocated to the financing of the January 2003 acquisition of British Telecom's 26% participation in Cegetel. Using the group's average financing cost for 2001 and 2002 (4.0% and 4.1%, respectively), the reduction in interest expense amounts to E 30 million in 2002 (prorata temporis) and E 60 million in 2001.

     No tax effect has been recorded on adjustments (c) and (d) as described above, since taxes on capital gains realized in France have been offset against tax loss carryforwards within the French tax group.

- DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING ACTIVITIES

     (e) Deconsolidate 2001 income statement of publishing activities and eliminate equity in earnings of disposed businesses recorded for a net amount of E 17 million in 2002.

     (f) Eliminate E 844 million of capital losses (net of fees) recorded in 2002 as a result of the disposal of publishing activities.

     (g) Record the reduction in interest expense, assuming that a fraction of the proceeds from the disposal of publishing activities, which occurred in 2002, was received at the beginning of 2001, and assuming that it has been utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represents only the fraction of the proceeds from the disposals of Vivendi Universal's publishing activities not allocated to the financing of the January 2003 acquisition of British Telecom's 26% participation in Cegetel. Using the group's average financing cost for 2001 and 2002 (4.0% and 4.1%, respectively), the reduction in interest expense amounts to E 78 million in 2002 (prorata temporis) and E 94 million in 2001.

     No tax effect has been recorded on adjustments (f) and (g) as described above, since capital losses realized in France have been offset against tax loss carryforwards within the French tax group.

- ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, OF MAROC TELECOM AND OF MP3.COM

     (h) Consolidate the income statement of the entities detailed below, starting at the beginning of 2001.

          a. Entertainment assets of USA Networks, Inc. (fully consolidated starting May 7 in 2002 actual financial statements and consolidated as an equity investment in 2001 actual financial statements)

          b. Maroc Telecom (consolidated starting April 1, 2001 in actual financial statements)

          c. MP3.com (consolidated starting September 1, 2001 in actual financial statements)

     (i) Eliminate equity earnings in USANi LLC. Until May 7, 2002, Vivendi Universal accounted for its 47.9% interest in USANi LLC as an equity investment, which earnings amounted to E 44 million and E 144 million, respectively in 2002 and 2001.

     (j) Record the additional interest expense, assuming that the acquisitions -- as described in note (h) -- were completed at the beginning of the financial year. For Maroc Telecom and MP3.com, the interest rate used is the group's average financing cost for 2001 (4.0%), resulting in increased interest expense of E 24 million and E 7 million, respectively.

Regarding the entertainment assets of USA Networks, the interest expense has been calculated using the interest rates of the $1.6 billion bridge loan and of the preferred A and B interests (totalling $2.5 billion).

     (k) Includes tax effect on adjustment (j) as described above.

     (l) Record minority interest, mainly related to USA Interactive and Barry Diller interest in Vivendi Universal Entertainment.

2.2.3 CONSOLIDATED BALANCE SHEET PRO FORMA 2001 (UNAUDITED)

                                                        DECEMBER 31, 2001
                          ------------------------------------------------------------------------------
                                      REDUCTION OF        DISPOSAL OF      ACQUISITION
                                      PARTICIPATION       PUBLISHING           USA
                           ACTUAL         IN VE           ACTIVITIES       NETWORKS(1)        PROFORMA
                          ---------   -------------       -----------      -----------       -----------
                                                                                             (UNAUDITED)
                                                      (IN MILLIONS OF EUROS)
ASSETS
Goodwill, net...........  E  37,617     E  (4,875)(a)      E (2,151)(f)     E  9,221(k)(l)    E 39,812
Other intangible assets,
  net...................     23,302        (4,486)(a)        (3,006)(f)        1,771(k)         17,581
Equity investments......      9,176          (170)(a)(b)          3(f)        (6,669)(k)(m)      2,340
Tangible and other
  financial assets......     28,979       (15,514)(a)          (452)(f)(g)     1,247(k)(m)      14,260
                          ---------     ---------          --------         --------          --------
TOTAL LONG-TERM
  ASSETS................     99,074       (25,045)           (5,606)           5,570            73,993
                          ---------     ---------          --------         --------          --------
Accounts receivable.....     21,094       (11,003)(a)        (1,613)(f)        1,232(k)(n)       9,710
Other current assets....     14,109        (3,616)(a)          (789)(f)          253(k)          9,957
Cash and cash
  equivalents...........      4,725          (998)(a)(c)        694(f)(h)         --(k)          4,421
                          ---------     ---------          --------         --------          --------
TOTAL CURRENT ASSETS....     39,928       (15,617)           (1,708)           1,485            24,088
                          ---------     ---------          --------         --------          --------
TOTAL ASSETS............  E 139,002     E (40,662)         E (7,314)        E  7,055          E 98,081
                          =========     =========          ========         ========          ========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Shareholders' equity....  E  36,748     E   3,297(a)(d)    E   (844)(f)(i)  E    356(k)(o)    E 39,557
Minority interests......     10,208        (5,538)(a)           (43)(f)        1,025(k)(p)       5,652
Other long term
  liabilities...........     13,875        (4,700)(a)          (351)(f)          440(k)          9,264
Long-term debt..........     27,777       (14,539)(a)(e)       (997)(f)(j)     2,848(k)(q)      15,089
                          ---------     ---------          --------         --------          --------
                             88,608       (21,480)           (2,235)           4,669            69,562
                          ---------     ---------          --------         --------          --------
Accounts payable........     26,414       (12,345)(a)        (1,661)(f)          540(k)         12,948
Deferred taxes..........      9,977        (1,340)(a)          (279)(f)           --(k)          8,358
Short-term debt.........     14,003        (5,497)(a)        (3,139)(f)        1,846(k)(q)       7,213
                          ---------     ---------          --------         --------          --------
TOTAL CURRENT
  LIABILITIES...........     50,394       (19,182)           (5,079)           2,386            28,519
                          ---------     ---------          --------         --------          --------
TOTAL LIABILITIES AND
  SHAREHOLDERS'
  EQUITY................  E 139,002     E (40,662)         E (7,314)        E  7,055          E 98,081
                          =========     =========          ========         ========          ========

---------------

(1) Related to the Entertainment Assets of USA Networks, Inc. purchased on May 7, 2002

- REDUCTION OF PARTICIPATION IN VEOLIA ENVIRONNEMENT

     (a) Deconsolidate the balance sheet of Veolia Environnement.

     (b) Record as an equity investment Veolia Environnement for an amount of E 448 million.

     (c) Record the proceeds resulting from the disposal of 20.4% of Veolia Environnement shares sold on December 24, 2002, for an amount of E 1,856 million. These proceeds have been allocated to the financing of the January 2003 acquisition of British Telecom's 26% participation in Cegetel.

     (d) Record the proceeds and the associated capital gains.

     (e) Record the proceeds resulting from the disposal of 15.5% of Veolia Environnement shares sold on June 28, 2002, for an amount of E 1,479 million, considering that these proceeds have been allocated to the reduction of Vivendi Universal financial debt.

- DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING ACTIVITIES

     (f) Deconsolidate the balance sheet of Vivendi Universal publishing activities sold in 2002.

     (g) Record the intercompany transactions between Vivendi Universal and the publishing activities sold in 2002 that were historically eliminated in the consolidated balance sheet of Vivendi Universal.

     (h) Record the proceeds resulting from the disposal of Houghton Mifflin for an amount of E 879 million, corresponding to the portion of the proceeds allocated to the financing of the January 2003 acquisition of BT Group's 26% participation in Cegetel.

     (i) Record the proceeds and the associated capital losses.

     (j) Record the proceeds resulting from the disposal of Houghton Mifflin for an amount of E 316 million, corresponding to the portion of the proceeds allocated to the reduction of Vivendi Universal financial debt; record the proceeds resulting from the disposal of other publishing activities sold in 2002.

- ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS

     (k) Consolidate the balance sheet of the acquired entertainment assets of USA Networks, Inc.

     (l) Record the goodwill resulting from the preliminary purchase price allocation of the acquired entertainment assets of USA Networks, Inc.

     (m) Includes the following items (see Note 3.2.1)

          a. Eliminate of 282 million shares held by Vivendi Universal and previously consolidated as an equity investment, for an amount of E 6,669 million.

          b. Record USA Interactive warrants issued to Vivendi Universal, for a amount of E 475 million, net of allowance.

          c. Record 25 million USA Interactive shares acquired from Liberty Media in connection with the acquisition of the entertainment assets of USA Networks, for an amount of E 623 million.

     (n) Record the reimbursement premium on Class A and Class B preferred interests, for an amount of E 861 million.

     (o) Record the value of the 27.6 million treasury shares transferred to Liberty Media, for an amount of E 971 million; record the depreciation allowance of USA Interactive warrants, for an amount of E 615 million.

     (p) Record USA Interactive and Barry Diller's common interest in VUE of 5.44% and 1.5% respectively.

     (q) Record cash payment to USA Interactive for an amount of E 1,846 million; record Class A and Class B preferred interests issued to USA Interactive for a total amount of E 2,848 million.

     The pro forma information presented above, which is not compliant with
Article 11 of SEC Regulation SX, has been included since it is required under French GAAP in the Company's consolidated financial statement to promote comparability.

NOTE 3 GOODWILL

3.1 CHANGES IN GOODWILL

                                                                ACCUMULATED    GOODWILL,
                                                     GOODWILL   AMORTIZATION      NET
                                                     --------   ------------   ---------
                                                           (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 2000.......................  E 49,054    E  (1,921)    E  47,133
Changes in consolidation scope.....................     3,541           62         3,603
Amortization.......................................        --       (2,148)       (2,148)
Impairment.........................................        --      (12,194)      (12,194)
Foreign currency translation adjustments...........     1,564         (341)        1,223
                                                     --------    ---------     ---------
BALANCE AT DECEMBER 31, 2001.......................  E 54,159    E (16,542)    E  37,617
                                                     ========    =========     =========
Changes in consolidation scope.....................     1,705        3,742         5,447
Amortization.......................................        --       (1,277)       (1,277)
Impairment.........................................        --      (18,442)      (18,442)
Foreign currency translation adjustments...........    (4,114)         831        (3,283)
                                                     --------    ---------     ---------
BALANCE AT DECEMBER 31, 2002.......................  E 51,750    E (31,688)    E  20,062
                                                     ========    =========     =========

3.2 ACQUISITIONS AND DISPOSITIONS

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS THAT OCCURRED IN 2002

3.2.1 ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC.

     On May 7, 2002, Vivendi Universal consummated its acquisition of the entertainment assets of USA Interactive (formerly USA Networks, Inc.) with the formation of Vivendi Universal Entertainment LLLP (VUE), a limited liability limited partnership that is approximately 93% owned by non-wholly owned subsidiaries of Vivendi Universal. As part of the transaction, Vivendi Universal and its affiliates surrendered 320.9 million shares of USANi LLC that were previously exchangeable into shares of USA stock. In addition, Vivendi Universal transferred 27.6 million treasury shares to Liberty Media Corporation in exchange for (i) 38.7 million USANi LLC shares (which were among the 320.9 million surrendered) and (ii) 25 million shares of USA common stock, which were retained by Vivendi Universal (see Note 4.3).

     As consideration for the transaction, USA received a $1.62 billion cash distribution from VUE, a 5.44% common interest in VUE and Class A and Class B preferred interests in VUE with initial face values of $750 million and $1.75 billion, respectively. The Class B preferred interests are subject to put/call provisions at any time following the 20-year anniversary of issuance (i.e. May
2022). USA may require Vivendi Universal to purchase the Class B preferred interests, and Vivendi Universal may require USA to sell to it the Class B preferred interests, for a number of USA shares having a market value equal to the accreted face value of the Class B preferred interests at such time, subject to a maximum of 56.6 million USA shares. The parties also agreed to put and call options on USA's common interests. The call may be exercised by Vivendi Universal at any time after the fifth anniversary of the transaction (May 2007) and the put may be exercised by USA at any time after the eighth anniversary of the transaction (May 2010), in either case, at its fair market value, payable at the option of Universal Studio in cash or Vivendi Universal listed common equity securities. For information on the VUE Partnership Agreement, see Note 11.

     In addition, Mr. Diller, USA's chairman and chief executive officer, received a 1.5% common interest in VUE in return for agreeing to specific non-competition provisions for a minimum of 18 months, for informally agreeing to serve as VUE's chairman and chief executive officer and as consideration for his agreement not to exercise his veto right over this transaction. At any time after the first anniversary of the closing, Mr. Diller may require Universal Studio, Inc. (a subsidiary of Vivendi Universal) to purchase his common interest and at any time after the later of (a) the second anniversary of the closing and
(b) the time Mr. Diller is no longer the VUE chief executive officer, Universal Studio, Inc. may purchase Mr. Diller's common interest. In either case, the purchase price will be equal to the greater of $275 million and the private market value of his common interest, payable at the option of Universal Studio, Inc. in cash or Vivendi Universal listed common equity securities. The fair value of $275 million of Mr. Diller's common interest has been recorded as part of the total purchase consideration at the acquisition date. As part of Vivendi Universal's preliminary purchase price allocation, $15 million has been recorded as the value of Mr. Diller's non-competition arrangement, which is being amortized on a straight-line basis over a period of 18 months. The $275 million minimum value of the common interest is accounted for by Vivendi Universal as a minority interest in VUE. Any increases in fair value above the minimum put price of the common interest and any subsequent decreases in fair value to the minimum put price of the common interest, are recognized in operations by Vivendi Universal (for US GAAP purposes, only).

     In connection with the transaction, Vivendi Universal received approximately 60.5 million warrants to purchase common stock of USA, with exercise prices ranging from $27.5 to $37.5 per share. The warrants were issued to Vivendi Universal in return for an agreement to enter into certain commercial arrangements with USA. At this time, no commercial arrangement is in place. A portion of the warrants were sold in February 2003 (see Note 16).

     The entertainment assets acquired by Vivendi Universal were USA's television programming, cable networks and film businesses, including USA Films, Studios USA and USA Cable. These assets, combined with the film, television and theme park assets of the Universal Studios Group, formed a new entertainment group, Vivendi Universal Entertainment LLLP, in which Vivendi Universal has an approximately 93% voting interest and an approximately 86% economic interest (due to the minority stake of Matsushita).

     The acquisition cost of the USA entertainment assets amounts to E 11,008 million, and was determined with the assistance of an independent third-party valuation firm, and is detailed as follows:

                                                              IN MILLIONS OF
                                                                 EUROS(1)
                                                              --------------
320.9 million USANi LLC shares surrendered(2)...............       7,386
Cash paid to USA Interactive(3).............................       1,774
Class B preferred interests VUE issued to USA
  Interactive(4)............................................       1,918
Premiums on class B preferred shares(5).....................        (529)
Class A preferred interests VUE issued to USA
  Interactive(6)............................................         822
Premiums on class A preferred shares(5).....................        (299)
Common interest of 5,44% in VUE issued to USA
  Interactive(7)............................................         707
Common interest of 1,5% in VUE issued to Barry Diller(7)....         278
USA Interactive warrants issued to Vivendi Universal(8).....      (1,049)
                                                                  ------
PURCHASE PRICE..............................................      11,008
                                                                  ======

---------------

(1) Exchange rate euro/dollar: 0.9125 as of May 7, 2002.

(2) Approximately 282 million shares of USANi LLC already held by Vivendi Universal and its affiliates and 38.7 million shares of USANi LLC acquired from Liberty Media. The shares already held were valued at their book value, i.e. E 6,415 million. The shares acquired in exchange for Vivendi Universal common shares were valued using the average closing price of Vivendi Universal's common shares 11 days before and after the transaction announcement date of December 16, 2001.

(3) Leveraged partnership distribution of $1.62 billion.

(4) Corresponds to face value of these securities. Their key features are:

     -- 1.4% annual paid-in-kind dividend accreting quarterly,

     -- 3.6% annual cash dividend.

     -- Put/call arrangement exercisable from May 2022,

     -- Redeemed immediately after a put/call in cash in the amount equal to the accreted face value at such time.

(5) Corresponds to the difference between the fair value (calculated based on a 7.5% discount rate) and the reimbursement value of the preferred interests A&B. This difference is assimilated to a premium, which is amortized on a straight-line basis until the maturity date.

(6) Corresponds to face value of these securities. Their key features are:

     -- Maturity: 20 years,

     -- Annual PIK dividend of 5%, accreting quarterly,

     -- Settlement at maturity in cash in the amount equal to accreted face value.

(7) Portion of VUE fair value estimated as of May 7, 2002, including discounts for lack of control and marketability.

(8) The value of the warrants was estimated using the Black-Scholes option pricing model. The key assumptions used are: USA Interactive volatility:
    50%, and risk-free rate: 5.54%.

     With the assistance of an independent third-party valuation firm, Vivendi Universal has performed a preliminary purchase price allocation study in order to allocate the purchase price among assets acquired and the liabilities assumed.

     A final purchase price allocation will be completed by April 2003 and may result in modifications to certain items. The following table shows this preliminary allocation:

                                                              IN MILLIONS OF
                                                                 EUROS(1)
                                                              --------------
Goodwill(2).................................................       9,608
Film costs, trademarks and other intangible assets..........       1,704
Other assets................................................         639
Other liabilities...........................................        (943)
                                                                  ------
PURCHASE PRICE..............................................      11,008
                                                                  ======

---------------

(1) Exchange rate euro/dollar : 0.9125 as of May 7, 2002.

(2) Amortized over a 40-year period, on a straight-line basis.

3.2.2 INCREASED HOLDING IN MULTITHEMATIQUES

     In connection with the sale of its shares in USA Networks, Liberty Media transferred to Vivendi Universal its 27.4% share in the European cable television company, Multithematiques and its current account balances in exchange for 9.7 million Vivendi Universal shares. The share value is based on the average closing price of Vivendi Universal shares during a reference period before and after December 16, 2001, the date the agreement was announced. Following this acquisition, Canal+ Group holds 63.9% of Multithematiques' share capital. The additional goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 using the equity method, amounted to E 542 million.

3.2.3 REDUCTION OF HOLDING IN VEOLIA ENVIRONNEMENT

     Following a decision taken by the Board of Directors on June 17, 2002, Vivendi Universal reduced its ownership interest in Veolia Environnement in three steps. Prior to taking these steps, an agreement was signed with Mrs. Esther Koplowitz by which she agreed not to exercise the call option on Veolia Environnement's participation in FCC which otherwise would have been exerciseable once Vivendi Universal ownership interest in Veolia Environnement fell below 50%.

     The first step occurred on June 28, 2002, when 53.8 million Veolia Environnement shares were sold on the market (approximately 15.5% of share capital before capital increase). The shares were sold by a financial institution which had owned the shares since June 12, 2002 following a repurchase transaction, known in France as a "pension livree", carried out with Vivendi Universal. In parallel, in order to make it possible for the financial institution to return the same number of shares to Vivendi Universal at the maturity of the repo on December 27, 2002, Vivendi Universal entered into a forward sale for the same number of shares to this financial institution at the price of the investment. As a result, Vivendi Universal reduced its debt by E 1,479 million and held 47.7% of the share capital of Veolia Environnement.

     In the second step, on August 2, 2002, Veolia Environnement increased its share capital by E 1,529 million, following the issuance of approximately 58 million new shares (14.3% of the capital after the capital increase), subscribed to by a group of investors to whom Vivendi Universal had already sold its preferential subscription rights pursuant to an agreement dated June 24, 2002. Following this second transaction, Vivendi Universal owned 40.8% of Veolia Environnement's share capital and Veolia Environnement continued to be consolidated using the full consolidation method in accordance with generally accepted accounting principles in France.

     The third step occurred on December 24, 2002, a month after the amendment to the contract signed on June 24, 2002 was signed with the banks which managed the June transaction and a group of new investors. Under the terms of the amended agreement, Vivendi Universal agreed to sell 82.5 million shares of Veolia Environnement, representing 20.4% of Veolia Environnement's share capital, and the new investors agreed to assume a lock-up on these shares previously agreed to by Vivendi Universal for the remaining term of that commitment, i.e. until December 21, 2003.

     Each of these shares of Veolia Environnement includes a call option that entitles these investors to acquire additional Veolia Environnement shares at any time until December 23, 2004 at an exercise price of E 26.50 per share. After the exercise of all the call options, Vivendi Universal would no longer hold any shares of Veolia Environnement. On December 24, 2002, Vivendi Universal received, in exchange for the shares and the call options, E 1,856 million. The call options on the Veolia Environnement shares are recorded as deferred items in liabilities for an amount of E 173 million.

     Following this disposal, Vivendi Universal holds 82.5 million shares, or 20.4%, of Veolia Environnement's share capital which is held in an escrow account to cover the call options. This investment is accounted for using the equity method as of December 31, 2002.

     Vivendi Universal recorded a E 1,419 million capital gain for these operations in 2002.

3.2.4 DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING'S PROFESSIONAL AND HEALTH
      DIVISION

     On April 18, 2002, Vivendi Universal Publishing (VUP) signed a definitive agreement pursuant to which the Cinven, Carlyle and Apax investment funds acquired 100% of the professional and health information divisions. In parallel with this disposal, Vivendi Universal acquired 25% of the capital stock of the acquisition vehicle, alongside Cinven (37.5%), Carlyle (28%) and Apax (9.5%). The transaction was concluded on July 19, 2002 with Vivendi Universal's sale to the investors of the shares acquired in the leveraged buy out. The transaction reduced profit before tax by E 298 million.

3.2.5 SALE OF STAKE IN VIZZAVI EUROPE

     On August 30, 2002, Vivendi Universal sold to Vodafone its 50% share of Vizzavi Europe. As a result, Vivendi Universal received E 143 million in cash. As a part of the transaction, Vivendi Universal took over 100% of Vizzavi France. This transaction generated a capital gain of E 90 million.

3.2.6 DISPOSITION OF PUBLISHING ACTIVITIES

     The Board of Directors on August 13, 2002, decided to sell the American publisher Houghton Mifflin acquired in 2001. On September 25, 2002, the Board decided that the sale should occur as soon as possible and cover, in addition to Houghton Mifflin, all of Vivendi Universal Publishing's activities.

     These assets, with revenues and employees totaling approximately E 2.3 billion and 7000, respectively, were presented to several buyers.

     Following receipt of indicative offers, Vivendi Universal decided to conduct separate sale processes for the European and American businesses. The Board of Directors meeting held on October 29, 2002 approved the disposal of the VUP's European activities to the Lagardere Group, which had made the most competitive offer. This transaction was finalized on December 20, 2002 after the approval of the personnel representative bodies of Vivendi Universal and VUP. The European publishing activities were acquired by Investima 10, a company wholly owned by Natexis Banques Populaires for Lagardere. Investima 10 will transfer the acquired assets to the Lagardere Group as soon as the latter obtains competition law approval to be given by the European Commission. The gross proceeds from the sale amounted to E 1,198 million. This transaction has resulted in a gain of E 329 million on Vivendi Universal's net income before tax.

     Following this transaction, Vivendi Universal retains its 50% interest in the company that owns Atica and Scipione, the Brazilian publishers.

     Three investors participated in the separate auction to sell the publisher Houghton Mifflin. On December 30, 2002, Vivendi Universal finalized the sale of Houghton Mifflin to a consortium comprising Thomas H. Lee and Bain Capital. The gross proceeds from the sale amounted to $1,660 million. As a result of this transaction, Vivendi Universal recognized a capital loss of E 822 million before tax, including a foreign currency translation loss of E 236 million.

     THE IMPACTS OF DISPOSITIONS IN 2002 ON THE FINANCIAL DEBT AND THE INCOME BEFORE TAX AND MINORITY INTEREST ARE SUMMARIZED IN NOTES 7.2 AND 10.1.4.

     SOME DISPOSITIONS AGREED TO IN 2002 ARE BEING FINALIZED AT THE CLOSING. THE MAIN TRANSACTIONS ARE THE FOLLOWING:

3.2.7 DISPOSAL OF TELEPIU

     News Corporation and Telecom Italia signed, on October 1, 2002, a definitive agreement with Vivendi Universal and Canal+ Group to acquire Telepiu, the Italian pay-TV business. The stated purchase price was E 920 million, consisting of the assumption of up to E 450 million in debt and a cash payment of E 470 million. However, this cash payment will be adjusted downward by the amount of outstanding accounts payable at closing. A provision of E 360 million was recorded to cover the estimated loss. (see Note 6)

     The acquisition, which is subject to regulatory approval, is expected to be completed soon. As part of the acquisition agreement, all litigation between the parties, including Canal+'s litigation against NDS, has been suspended and will be permanently withdrawn when the transaction closes.

3.2.8 DISPOSAL OF CANAL+ TECHNOLOGIES

     Canal+ Group, a Vivendi Universal subsidiary, sold its 89% stake in Canal+ Technologies on September 25, 2002, to Thomson Multimedia for E 190 million in cash. This transaction, approved by the respective Boards authorized by the relevant competition authorities was closed on January 31, 2003 on the basis of E 190 million in cash, of which E 90 million was collected in 2002, E 79 million has been collected in 2003 and the remainder is expected to be paid after any post-closing adjustments. (See Note 16)

3.2.9 DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING'S CONSUMER PRESS DIVISION

     On August 30, 2002 Vivendi Universal and the Socpresse group entered into an agreement to sell the consumer press division of Vivendi Universal Publishing (Groupe Express-Expansion and Groupe l'Etudiant) and Comareg (including Delta Diffusion, which is to join Mediapost). The two transactions are together worth a total cash amount of E 330 million. The sale of Consumer Press Division to the Socpresse Group was finalized on February 4, 2003 following the authorization by The Economy and Finance Ministry in January 2003. The amount collected was E 200 million. The sale of Comareg to France Antilles is expected to take place at a later time, as it remains subject to the approval of the European Commission. (See Note 16)

MAIN ACQUISITIONS AND DISPOSITIONS IN 2001 INCLUDED:

3.2.10 PURCHASE OF INTEREST IN MAROC TELECOM

     In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco's national telecommunications operator for approximately E 2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and share voting rights. The following table shows the final allocation of the purchase price:

                                                              MAROC TELECOM
                                                              -------------
                                                              (IN MILLIONS
                                                                OF EUROS)
Fair value of net assets acquired...........................     E   335
Telecom license(1)..........................................         340
Deferred tax liabilities....................................        (119)
Goodwill recorded as an asset(2)............................       1,862
                                                                 -------
Purchase price..............................................     E 2,418
                                                                 =======

---------------

(1) The telecom license is amortized on a straight line basis over 15 years.

(2) The goodwill is amortized on a straight line basis over 40 years.

3.2.11 ACQUISITION OF HOUGHTON MIFFLIN COMPANY

     In July 2001, Vivendi Universal acquired the Houghton Mifflin Company (Houghton Mifflin), a leading US educational publisher, for a total of approximately US$2.2 billion, including assumption of Houghton Mifflin's average net debt of approximately US$500 million. Houghton Mifflin was sold on December 30, 2002.

3.2.12 ACQUISITION OF MP3.COM, INC.

     On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc. (MP3.com) for approximately US$400 million or US$5 per share in a combined cash and stock transaction.

3.2.13 DISPOSITION OF INTEREST IN FRANCE LOISIRS

     In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated E 153 million, generating a capital loss of E 1 million.

MAIN ACQUISITIONS AND DISPOSITIONS IN 2000 INCLUDED:

3.2.14 MERGER OF VIVENDI, SEAGRAM AND CANAL PLUS

     On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal (the "Merger Transactions"). The terms of the Merger Transactions included:

     - Vivendi's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law, in which holders of Seagram common shares (other than those exercising dissenters' rights) received 0.80 Vivendi Universal American Depositary Shares
       (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's wholly owned Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held;

     - Vivendi Universal's merger with Canal Plus, in which Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business;

     - Vivendi accounted for the Merger Transactions with Seagram and Canal Plus using the purchase method of accounting for business combinations.

SEAGRAM

     Seagram was acquired for an aggregate cost of E 32,565 million, consisting of the issuance of approximately 356.1 million common shares valued at E 91.45 per share. The value of the shares issued was determined based on the average market price of Vivendi's common shares over the five day period before and after the final terms of the acquisition were announced, which was on July 4, 2000.

     Allocation of Purchase Price -- At the time of the Merger Transactions, Vivendi Universal recorded each asset acquired and liability assumed at its estimated fair value. This preliminary purchase price study has been reviewed and adjusted when appraisals or other valuation data were obtained within the one-year period from the completion of the Merger Transactions. Subsequent to the recording of the preliminary purchase price allocation, adjustments were made in respect of the value of the investment in USA Networks, deferred taxes, and the completion of a trademark valuation study. The excess of the total consideration paid over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill, which is amortized on a straight-line basis over a 40-year period. Acquired film library, music catalogs, artists' contracts and music publishing assets are amortized over periods ranging from 14 to 20 years. Other intangible assets are amortized over a 40-year period, on a straight-line basis.

     The following table shows the final allocation of the purchase price to the fair values of assets and liabilities recorded, adjusted in order to reflect the changes in fair values of assets and liabilities recorded in the preliminary allocation of the purchase price in December 2000.

                                                                SEAGRAM
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
Accounts receivable, net....................................   E   2,721
Film library, music catalogs, artists' contracts and
  advances..................................................       7,781
Trade names.................................................       1,600
Goodwill....................................................      25,859
Investment in USA Networks..................................       6,940
Spirits and wine assets held for sale.......................       8,693
Other assets................................................       7,383
Accrued expenses and other current liabilities..............      (3,680)
Royalties payable and participations........................      (3,181)
Other non-current liabilities...............................      (2,700)
Minority interest...........................................      (2,275)
Deferred income tax liability...............................      (7,840)
Cash acquired...............................................       1,288
Debt assumed................................................     (10,024)
                                                               ---------
Purchase price..............................................   E  32,565
                                                               =========

     Disposal of Seagram's Spirits and Wine Business -- In connection with the Merger Transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business. The sale closed on December 21, 2001 and Vivendi Universal received approximately US$8.1 billion in cash, an amount that resulted in after-tax proceeds of approximately US$7.7 billion. The spirits and wine business generated revenues of E 5 billion and operating income of E 0.8 billion in 2001. Prior to its sale, Vivendi Universal accounted for the spirits and wine business as an investment held for sale on the balance sheet, and net income of the spirits and wine business in 2001 effectively reduced goodwill associated with the Seagram acquisition. No gain was recognized upon the ultimate sale of the spirits and wine business.

CANAL PLUS

     Canal Plus was acquired for an aggregate cost of E 12,537 million, consisting of the issuance of approximately 130.6 million ordinary shares valued at E 94.88 per share, and the cost induced by the conversion of stock options plans of Canal Plus. The value of the shares issued was determined based on the average market price of Vivendi's ordinary shares over the five day period before and after the final terms of the acquisition were announced, which was on June 20, 2000.

     At the time the step acquisition was made, Vivendi Universal recorded each asset acquired and each liability assumed at its estimated fair value. The excess of the total consideration paid for the acquired company over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill. As a result of the acquisition of Canal Plus, Vivendi Universal recorded approximately E 12,544 million as goodwill, which is amortized on a straight-line basis over a 40-year period. Prior to the Merger Transactions, Vivendi acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares for approximately E 1.4 billion. Goodwill of E 1,159 million arising in connection with the acquisition was recorded as a reduction of shareholders' equity, as a charge to issue premiums in connection with the capital increases used in part to finance the acquisition. The acquisition increased Vivendi's ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999. (For additional information on the purchase price allocation of Canal Plus, please refer to Note 17.9)

3.2.15 DISPOSITION OF SITHE

     In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings Inc. (Exelon) for approximately US$696 million. The net proceeds of the transaction to Vivendi Universal were approximately US$475 million. Following the transaction, Exelon is the controlling shareholder of Sithe and Vivendi Universal ceased to consolidate Sithe's results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for E 2.13 billion. This transaction generated a capital gain of E 415 million. In December 2002 Vivendi Universal sold its remaining stake, excluding Asia subsidiaries, to Apollo Energy LLC. (For additional information on the disposition of Sithe, please refer to Note 17.9)

3.2.16 DISPOSITION OF NON-CORE CONSTRUCTION AND REAL ESTATE BUSINESSES

     In order to facilitate our withdrawal from our non-core construction and real estate businesses, we restructured Compagnie Generale d'Immobilier et de Services (CGIS), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity's senior management for E 42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe's leading construction company) from 49.3% to 16.9%, receiving in exchange E 572 million, which resulted in a capital gain of approximately
E 374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci's results effective July 1, 2000.

3.2.17 TELECOMS AND INTERNET ACQUISITIONS

     Additionally, in January 2000, Vivendi Telecom International (VTI), a wholly owned direct subsidiary of Vivendi Universal, acquired 100% of the outstanding shares of United Telecom International (UTI), a Hungarian telecommunications company for E 130 million, including E 123 million of goodwill, which is being amortized on a straight line basis over 20 years. In March 2000, Vivendi Universal acquired 100% of I-France for E 149 million, including E 146 million of goodwill. In April and July 2000, Vivendi Universal acquired 22.4% of Scoot.com PLC for E 443 million, including E 359 million of goodwill.

3.3 IMPAIRMENT OF GOODWILL, INTANGIBLE ASSETS AND FINANCIAL ASSETS

3.3.1 GOODWILL

     In 2001, following the market decline, the annual review of goodwill resulted in a non-cash, non-recurring impairment charge of E 12.9 billion (E 12.6 billion after E 0.3 billion minority interest related to Veolia Environnement). The charge was comprised of:

     - E 3.1 billion for Universal Music Group

     - E 1.3 billion for Universal Studio Group

     - E 6.0 billion for Canal+

     - E 1.6 billion for international telecoms and internet assets

     - E 0.6 billion for Veolia Environnement (net of E 0.3 billion minority interest)

     In view of the deterioration of the economy since December 2001, and the recent decline in value of some media assets, combined with the impact of the increase in the cost of capital, the group has taken the decision to take a provision against goodwill on certain acquisitions of E 18.4 billion as at December 31, 2002, including E 11 billion registered as of June 30, 2002. This impairment has been calculated using the group's accounting principles for long-term assets. Long-term assets are subject to an exceptional impairment of goodwill if events result in, or show a risk of, an unexpected reduction in the value of the assets. In this situation, their fair value is re-assessed and a provision is made to cover any eventual, significant difference between the book value and the realizable value.

     This exceptional goodwill impairment is broken down as follows:

     - E 5.3 billion for Universal Music Group

     - E 6.5 billion for Vivendi Universal Entertainment

     - E 5.4 billion for Canal+

     - E 1.2 billion for international telecoms and internet assets

     As previously permitted under French GAAP, a portion of the goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction to shareholders' equity in proportion to the amount of the related purchase price paid in shares. Upon the recommendation of the COB, Vivendi Universal determined the total goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders' equity, adjusted for theoretical accumulated goodwill amortization recorded since the acquisition. The "theoretical" goodwill impairment for 2002 amounts to E 0.7 billion. The impairment charge does not reflect any proportional "theoretical" impairment of goodwill originally recorded as a reduction of shareholders equity. The total amount of goodwill recorded as a reduction of shareholder's equity as at December 31, 2002 is discussed in Note 5.

     This exceptional write-off was calculated as the difference between the net book value of the business units and the fair value we estimated with the assistance of a third party appraiser when necessary. The impacted business units are those for which the deterioration of the economy combined with the impact of the increase in the cost of capital resulted in a risk of a reduction of their value. Standard evaluation methods have allowed us to establish fair values, as described in the next paragraph.

     The fair values of the business units durably owned by the group are assessed at the value in use. Value in use is defined as the value of future economic benefits to be obtained from utilization plus terminal value of the asset. It is calculated from estimated future economic benefits:

     - Generally, the fair value of business units is determined by the analysis of discounted cash flows.

     - If this method is irrelevant for the business unit, other standard criteria are available: comparison to similar listed companies, assessment based on the value attributed to the business units involved in recent transactions, market price for business units quoted at the Stock Exchange.

     - When using these two standard evaluation methods, the fair market value of business units is determined with the assistance of an independent valuation expert appointed by Vivendi Universal.

     The fair values of the business units involved in the asset disposal program, which was approved by the Board of Directors on September 25, 2002, are assessed on the basis of their market value. Market value is defined as the amount that could be obtained at the date of sale for an asset where the transaction is concluded at normal market conditions, net of transactions costs. It generally corresponds to the most recent valuation of the business unit presented to Vivendi Universal's Board of Directors.

     Regarding the discounted cash flow method of analysis, the three factors taken into account were cash flow, discount rate and perpetual growth rate. The source of the cash flow statements used for the analysis were the business plans of the business units concerned available at the time of the analysis, approved by the management and presented to the Board of Directors. The discount rate was based upon an analysis of the average cost of capital of the relevant business units. Their cost of capital and growth rate were determined by taking into account the specific business environment in which each business unit operated, and specifically the maturity of the market and the geographic localization of its operations.

     For information, the principal assumptions by business were:

     - Cegetel Group: evaluation from the transaction with BT Group as of January 22, 2003 (acquisition of 26% interest in Cegetel for E 4 billion).

     - Music: analysis of discounted cash flow (discount rate of 9%, versus a range of 8% to 9% at December 31, 2001, growth rate of 4%, versus 4% and 6% at December 31, 2001) or comparison to similar listed companies.

     - VUE: analysis of future discounted cash flow (with the following discount rate and growth rate) and comparison to similar listed companies:

        - Universal Picture Group: a discount rate of 10%, versus a range of 6% to 7% at December 31, 2001, and a growth rate of 3%, versus -1% and 5% at December 31, 2001.

        - USA Cable: a discount rate of 10%, and a growth rate of 6%.

        - Universal Parks and Resorts: a discount rate of 8.5%, versus 8% at December 31, 2001, and a growth rate of 3%, versus 3% at December 31, 2001.

     - Canal+ Group:

        - Canal+ (Canal+ France, CanalSatellite, Media Overseas,
          Multithematique): analysis of discounted cash flows with a discount rate of 9.1%, versus 9% at December 31, 2001; growth rate between 2% (Canal+ France) and 4.5% (CanalSatellite), versus 3% (Canal+ France) and 4% (CanalSatellite) at December 31, 2001.

        - Studio Canal: analysis of discounted cash flow (discount rate of 9.2%, growth rate of 2.5% to 3.5%).

        - Sogecable and Sport Five are valued at the stock market price, after including a liquidity discount for the latter.

        - Other international assets or under disposal: (including Telepiu, Canal+ Benelux, Canal+ Poland, Canal+ Nordic, Canal+ Technologies and Numericable): latest market value.

     - VU Games: analysis of discounted cash flow (discount rate of 13%; growth rate of 7%) and comparison to similar listed companies.

     - Maroc Telecom: analysis of discounted cash flow (discount rate of 13.1%, versus 11% and 13% at December 31, 2001, and a growth rate of 2.5% to 3.5%, versus 3.5% and 5.5% at December 31, 2001).

     - Other International assets in telecommunications and the internet: latest market value.

     The net impact in changes in goodwill can be summarized as follows:

                                                                                           NET BALANCE
                              NET BALANCE                                  CHANGES IN           AT
                             AT JANUARY 1,                                CONSOLIDATION    DECEMBER 31,
                                 2002        AMORTIZATION   IMPAIRMENT   SCOPE AND OTHER       2002
                             -------------   ------------   ----------   ---------------   ------------
                                                       (IN MILLIONS OF EUROS)
Telecoms...................      3,043             (75)         (744)          (474)           1,750
Music......................     12,763            (355)       (5,300)        (1,629)           5,479
Vivendi Universal
  Entertainment............      7,472            (250)       (6,500)         7,915            8,637
Groupe Canal+..............      8,002            (189)       (5,436)         1,580            3,957
Holding & Corporate........     (1,353)             34            --          1,367               48
Internet...................        638            (140)         (462)           (28)               8
Publishing.................      2,161             (17)           --         (1,966)             178
Environmental Services.....      4,888            (285)           --         (4,603)              --
Other......................          3              --            --              2                5
                                ------          ------       -------         ------           ------
TOTAL VIVENDI UNIVERSAL....     37,617          (1,277)      (18,442)         2,164           20,062
                                ======          ======       =======         ======           ======

3.3.2 FINANCIAL ASSETS

     Financial provisions of E 2.2 billion were recorded in 2002, E 1.2 billion of which was reflected by a reduction in asset value and E 0.9 billion as a provision. This action was taken to reflect the decline in the market since the beginning of the year and the reevaluation by the Board of Directors of the growth potential of certain listed and unlisted investments. Standard evaluation methods used were, notably:

     - Investments involving recent transactions or those that are currently under discussion have been assessed at the value attributed to them in the respective transaction.

     - Investments in listed companies have been valued at the market value.

3.3.3 SUMMARY

     The impact of impairment described above can be summarized as follows:

                                                        PROVISIONS
                                        IMPAIRMENT OF      AND         GOODWILL      TOTAL
                                           ASSETS       ALLOWANCES    IMPAIRMENT   IMPAIRMENT
                                        -------------   ----------    ----------   ----------
                                                        (IN MILLION OF EUROS)
Telecoms..............................        (728)(1)      (142)(2)       (744)      (1,614)
Music.................................          --            --         (5,300)      (5,300)
Vivendi Universal Entertainment.......          --            --         (6,500)      (6,500)
Group Canal+..........................          --          (360)(3)     (5,436)      (5,796)
Internet..............................        (120)(4)        --           (462)        (582)
Other.................................        (393)(5)      (427)(6)         --         (820)
                                          --------        ------      ---------    ---------
                                          E (1,241)       E (929)     E (18,442)   E (20,612)
                                          ========        ======      =========    =========

---------------

(1) Of which, Elektrim Telekomunikacja represents (E 609) million (see Note 4).

(2) Representing international telecom assets (see Note 6).

(3) Representing Telepiu, disposal of which has to be completed (see Note 6).

(4) Representing Softbank Capital Partners (see Note 4).

(5) Of which Dupont (E 173) million (see Note 4), provision related to UGC/UGC Cine Cite investments (E 220) million (see Note 4).

(6) Of which amortization of the BNP call (E 226) million (see Note 6), a provision for Vivendi Universal puts of (E 104) million (see Note 6).

NOTE 4 INVESTMENTS

     Vivendi Universal's investments consist of:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2002       2001
                                                              -------   --------
                                                               (IN MILLIONS OF
                                                                    EUROS)
Investments accounted for using the equity method...........  E 1,903   E  9,176
Other investments
  Investments accounted for using the cost method...........      378      1,150
  Portfolio investments -- securities.......................    1,899      1,814
  Portfolio investments -- other............................    1,861      2,619
                                                              -------   --------
                                                                4,138      5,583
                                                              -------   --------
                                                              E 6,041   E 14,759
                                                              =======   ========

4.1 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

  THE FOLLOWING TABLE SUMMARIZES INFORMATION ABOUT EQUITY METHOD INVESTMENTS:

                                                            PROPORTIONATE SHARE
                               OWNERSHIP CONTROL                 OF EQUITY             PROPORTIONATE SHARE OF NET INCOME (LOSS)
                          ---------------------------   ---------------------------   ------------------------------------------
                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                              2002           2001           2002           2001           2002           2001           2000
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                                  (IN MILLIONS OF EUROS)
Veolia
  Environnement(1)......      20.4%            --         E   304        E    --         E   --         E   --         E   --
USANi LLC(2)............        --           47.9%             --          6,669             44            144             --
UC Development
  Partners(3)...........      50.0%          50.0%            358            364             (6)           (46)            --
Sundance Channel(4).....      50.0%          10.0%            156            185             --             --             --
Universal Studios
  Florida(3)............      50.0%          50.0%            147            168              1              5             --
Port Aventura...........      37.0%          37.0%             85            101              1             (2)            --
Universal Studios
  Japan.................      24.0%          24.0%             40             85            (30)            25             --
UGC(5)..................      58.0%          39.3%             47             83            (12)             7             (2)
UGC Cine cite(6)........      15.6%          15.6%             31             69             --              1             (3)
SPORTFIVE(7)............      46.4%          35.6%            294            229              2             --             --
TKP and Cyfra+(8).......        --             --              --             --             --           (122)           (26)
Elektrim Telekomunikacja
  SP(9).................      49.0%          49.0%             --            521           (115)           (28)           (31)
Telecom
  Developpement(10).....      49.9%          49.9%            286            281              5             12             27
Xfera Moviles...........      26.2%          26.2%             --             72            (59)           (35)            (6)
Societe Financiere de
  Distribution (SFD)....      49.0%          49.0%             --            (74)            --            (23)           (37)
Vizzavi Europe(11)......        --           50.0%             --           (466)           (71)          (193)           (44)
Other(12)...............        --             --             155            889            (54)          (198)          (184)
                                                          -------        -------         ------         ------         ------
                                                          E 1,903        E 9,176         E (294)        E (453)        E (306)
                                                          =======        =======         ======         ======         ======

---------------

 (1) Following the dispositions and dilution occurred in 2002, Vivendi Universal's interest in Veolia Environnement is accounted for under the equity method from December 31, 2002. (see Note 3) The market value of this participation as of December 31, 2002 amounted to E 1,833 million.

 (2) Year-on-year change reflects the USA Networks transaction. (see Note 3)

 (3) There is no shareholder with the majority voting interest in these companies. Moreover, shareholders exercise substantive participating rights that enable them to veto or block decisions taken by the subsidiary's board. Vivendi Universal consequently consolidates its interest in UCDP and Universal Studio Florida by the equity method.

 (4) Vivendi Universal has loans to the Sundance partnership (approximately US$49 million), which can be converted to Sundance Channels shares.

 (5) On December 23, 2002, following the exercise by BNP of the put granted by Vivendi Universal in July 1997, Vivendi Universal acquired, for a total consideration of E 59.3 million, 5.3 million of UGC shares representing 16% of share capital. Vivendi Universal's 58% interest in UGC does not provide for operational control of the company due to a shareholders' agreement. Accordingly, this investment is still accounted for using the equity method.

 (6) Vivendi Universal has a direct interest of 15.6% in UGC Cine Cite and an indirect interest of 49% through its investment in UGC.

 (7) New entity created through the merger between the Jean-Claude Darmon Group and Sport+ in 2001.

 (8) Consolidated from December 31, 2001.

 (9) Please refer to Note 13. Vivendi Universal's share of equity in Elektrim Telekomunikacja was written down to zero further to an impairment test performed on various assets held for sale.

(10) A majority of Telecom Developpement's board is nominated by SNCF. Accordingly, Cegetel Group accounts for this investment by the equity method.

(11) Participation sold to Vodafone on August 30, 2002 (See Note 3).

(12) Other investments consist of various entities accounted for under the equity method whose proportionate share of equity is under E 50 million at December 31, 2002.

     The following table provides a reconciliation of the change in equity method investments during the year:

                           PROPORTIONATE     CHANGES IN     PROPORTIONATE                 FOREIGN      PROPORTIONATE
                          SHARE OF EQUITY     SCOPE OF      SHARE OF NET                 CURRENCY     SHARE OF EQUITY
                           DECEMBER 31,     CONSOLIDATION      INCOME       DIVIDENDS   TRANSLATION    DECEMBER 31,
                               2001            & OTHER         (LOSS)       RECEIVED    ADJUSTMENTS        2002
                          ---------------   -------------   -------------   ---------   -----------   ---------------
                                                             (IN MILLIONS OF EUROS)
Veolia Environnement....      E    --         E    304         E   --        E   --       E   --              304
USANi LLC...............        6,669           (6,415)            44          (141)        (157)              --
UC Development
  Partners..............          364               59             (6)           --          (59)             358
Sundance Channel(1).....          185               (2)            --            --          (27)             156
Universal Studios
  Florida...............          168                2              1            --          (24)             147
Port Aventura...........          101               (6)             1            --          (11)              85
Universal Studios
  Japan.................           85               (3)           (30)           --          (12)              40
UGC(2)..................           83              (15)           (12)           (1)          (8)              47
UGC Cine cite(2)........           69              (26)            --            --          (12)              31
SPORTFIVE(3)............          229               66              2            (3)          --              294
Elektrim Telekomunikacja
  SP(4).................          521             (488)          (115)           --           82               --
Telecom
  Developpement(5)......          281               --              5            --           --              286
Xfera Moviles(6)........           72              (13)           (59)           --           --               --
Societe Financiere de
  Distribution (SFD)....          (74)              74             --            --           --               --
Vizzavi Europe..........         (466)             537            (71)           --           --               --
Other...................          889             (630)           (54)          (34)         (16)             155
                              -------         --------         ------        ------       ------          -------
                              E 9,176         E (6,556)        E (294)       E (179)      E (244)         E 1,903
                              =======         ========         ======        ======       ======          =======

---------------

(1) Changes in scope of consolidation reflect the acquisition of 40% interest of Sundance Television and SIFO Two for $4 million.

(2) Provisions recorded as at December 31, 2002, total E 220 million, of which E 101 million relates to the reduction in shareholding and E119 million to the UGC bonds (see Note 4.4).

(3) Changes in scope of consolidation reflect the acquisition of 10.8% interest of this entity for E 122 million. Additional goodwill of E 54 million has been recorded.

(4) Provisions recorded as at December 31, 2002, total E609 million, of which E406 million in reduction in shareholding and E 203 million to an increase in the bad debt provision (see Note 3 and 10). Moreover goodwill impairment has been recorded for E 32 million.

(5) Impairment has been recorded for E 206 million at December 31, 2002 (see
    Note 3).

(6) Of which E 33 million relates to a provision recorded at December 31, 2002 (see Note 3).

  SUMMARIZED FINANCIAL INFORMATION FOR EQUITY METHOD INVESTMENTS IS AS FOLLOWS:

     Veolia Environnement was consolidated as an equity method investment at December 31, 2002. In Vivendi Universal's statement of income, Veolia Environnement was accounted for on a fully consolidated basis until December 31, 2002. Consequently, only balance sheet information relating to this subsidiary is mentioned in the tables below.

     The following summary information relating to companies consolidated by the equity method is derived from unaudited data.

                                                           DECEMBER 31, 2002
                        ---------------------------------------------------------------------------------------
                                        UNIVERSAL                                          OTHERS       TOTAL
                           TELECOM       STUDIO                            ELEKTRIM       EXCLUDING   EXCLUDING
                        DEVELOPPEMENT    FLORIDA     UGC    SPORTFIVE   TELEKOMUNIKACJA      VE          VE
                        -------------   ---------   -----   ---------   ---------------   ---------   ---------
                                                         (IN MILLION OF EUROS)
REVENUES..............      1,054           763       527       639            749          3,067       6,799
OPERATING INCOME......         25           (56)       10        31            125           (251)       (116)
NET INCOME............         15           (53)      (32)        4         (1,063)          (825)     (1,954)
Long-term assets......        776         2,059       795       580          2,987          4,169      11,366
Current assets........        324            69       235       464            176          1,897       3,165
                            -----         -----     -----     -----         ------          -----      ------
TOTAL ASSETS..........      1,100         2,128     1,030     1,044          3,163          6,066      14,531
Shareholders'
  Equity..............        464           748       190       633          1,428            700       4,163
Long-term
  liabilities.........          8           137       246        15                           215         621
Current liabilities...        562           284       205       387          1,023          2,800       5,261
Third Party Financial
  Long term Debt......         66           959       389         9            712          2,351       4,486
                            -----         -----     -----     -----         ------          -----      ------
TOTAL LIABILITIES AND
  SHAREHOLDERS'
  EQUITY..............      1,100         2,128     1,030     1,044          3,163          6,066      14,531
                            =====         =====     =====     =====         ======          =====      ======

                          DECEMBER 31, 2002
                        ----------------------

                           VEOLIA
                        ENVIRONNEMENT   TOTAL
                        -------------   ------
                        (IN MILLION OF EUROS)
REVENUES..............         --        6,799
OPERATING INCOME......         --         (116)
NET INCOME............         --       (1,954)
Long-term assets......     26,568       37,934
Current assets........     15,450       18,615
                           ------       ------
TOTAL ASSETS..........     42,018       56,549
Shareholders'
  Equity..............      8,915       13,078
Long-term
  liabilities.........      4,787        5,408
Current liabilities...     15,403       20,664
Third Party Financial
  Long term Debt......     12,913       17,399
                           ------       ------
TOTAL LIABILITIES AND
  SHAREHOLDERS'
  EQUITY..............     42,018       56,549
                           ======       ======

---------------

(1) Before elimination of Vivendi Universal's loan to Elektrim Telekomunikacja for E 525 million (or E 322 million, net of provisions).

(2) Including E 3,796 million short term financial debt.

                                                              DECEMBER 31, 2001
                              ---------------------------------------------------------------------------------
                                              UNIVERSAL
                                 TELECOM       STUDIO                            ELEKTRIM
                              DEVELOPPEMENT    FLORIDA     UGC    SPORTFIVE   TELEKOMUNIKACJA   OTHERS   TOTAL
                              -------------   ---------   -----   ---------   ---------------   ------   ------
                                                           (IN MILLIONS OF EUROS)
REVENUES....................      1,089           723       516        --             59        10,956   13,343
OPERATING INCOME............         24            29        40        --            (26)        2,180    2,247
NET INCOME..................         11           (93)       14        --            (57)         (645)    (770)
Long-term assets............        818         2,162     1,003       587          3,027        19,539   27,136
Current assets..............        435           137       276       455            559         5,093    6,955
                                  -----         -----     -----     -----          -----        ------   ------
TOTAL ASSETS................      1,253         2,299     1,279     1,042          3,586        24,632   34,091
Shareholders' Equity........        460           737       283       642          2,699        11,337   16,158
Long-term liabilities.......          2           113       240        35            192         3,434    4,016
Current liabilities.........        721           290       215       325            535(1)      7,869    9,955
Third Party Financial Long
  term Debt.................         70         1,159       541        40            160         1,992    3,962
                                  -----         -----     -----     -----          -----        ------   ------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY......      1,253         2,299     1,279     1,042          3,586        24,632   34,091
                                  =====         =====     =====     =====          =====        ======   ======

---------------

(1) Before elimination of Vivendi Universal's loan to Elektrim Telekomunikacja for E 485 million.

     In 2000, revenue, operating income and net income generated by companies consolidated by the equity method accounted for E 2,644, E 181 and E (26) million, respectively. The following is balance sheet data for these companies consolidated by the equity method:

     - Long term assets: E 23,202 million,

     - Current assets: E 3,937 million,

     - Total assets: E 27,139 million,

     - Shareholders' equity: E 13,292 million,

     - Long-term liabilities: E 8,560 million,

     - Current liabilities: E 5,287 million,

     - Total liabilities and Shareholders' equity: E 27,139 million.

4.2 INVESTMENTS ACCOUNTED FOR USING THE COST METHOD

     The following table summarizes information about investments accounted for using the cost method:

                                                     DECEMBER 31, 2002   DECEMBER 31, 2001
                                                     -----------------   ------------------
                                                     INTEREST    COST    INTEREST    COST
                                                     --------   ------   --------   -------
                                                             (IN MILLIONS OF EUROS)
Sithe Energies Inc.(1).............................      --         --     34.2%        604
Elektrim SA(2).....................................    10.0%        96     10.0%         96
Mauritel...........................................    18.9%        42     18.9%         52
Vodafone Egypt.....................................     7.0%        23      7.0%         23
Other(3)...........................................                672                  872
                                                                ------              -------
                                                                   833                1,647
Valuation allowance................................               (455)                (497)
                                                                ------              -------
                                                                E  378              E 1,150
                                                                ======              =======

---------------

(1) On December 19, 2002, Vivendi Universal sold its remaining interest in Sithe Energies Inc. for E 319 million generating a loss of E 232 million.

(2) Included in the valuation allowance is a E 91 million provision for Elektrim S.A., of which E 21 million was recorded in 2002 (see Note 3). In addition to its 10% interest in Elektrim S.A.'s share capital, Vivendi Universal exercises 4.99% of Elektrim S.A.'s voting rights following the acquisition of a 4.99% interest in Elektrim S.A.'s share capital in February 2003, due to the termination of a carrying agreement, upon request of the third party. As a result, Vivendi Universal holds 15% of Elektrim S.A.'s voting rights. Furthermore, Vivendi Universal appoints two representatives at the Supervisory Board of Elektrim S.A.

(3) Other investments consist of various entities accounted for under the cost method whose carrying value was under E 60 million at December 31, 2002.

4.3 PORTFOLIO INVESTMENTS -- SECURITIES

     The following table summarizes information about portfolio investments -- securities:

                                                               DECEMBER 31, 2002
                               ---------------------------------------------------------------------------------
                                           FOREIGN                             GROSS        GROSS      ESTIMATED
                                          CURRENCY     VALUATION     NET     UNREALIZED   UNREALIZED     FAIR
                                COST     TRANSLATION   ALLOWANCE    VALUE      GAINS        LOSSES       VALUE
                               -------   -----------   ---------   -------   ----------   ----------   ---------
                                                            (IN MILLIONS OF EUROS)
British Sky
  Broadcasting(1)............  E    --     E   --       E   --     E    --     E  --        E   --      E    --
Dupont(2)....................      853        (68)        (173)        612        65            --          677
USA Interactive(3)...........    1,323        (68)          --       1,255       (26)           --        1,229
Softbank Capital.............      230         --         (230)         --        --            --           --
Partners(4)..................
Saint-Gobain(5)..............       --         --           --          --        --            --           --
Other(6).....................       33         (1)          --          32        --            --           32
                               -------     ------       ------     -------     -----        ------      -------
                               E 2,439     E (137)      E (403)    E 1,899     E  39        E   --      E 1,938
                               =======     ======       ======     =======     =====        ======      =======

                                                         DECEMBER 31, 2001
                         ---------------------------------------------------------------------------------
                                     FOREIGN                             GROSS        GROSS      ESTIMATED
                                    CURRENCY     VALUATION     NET     UNREALIZED   UNREALIZED     FAIR
                          COST     TRANSLATION   ALLOWANCE    VALUE      GAINS        LOSSES       VALUE
                         -------   -----------   ---------   -------   ----------   ----------   ---------
                                                      (IN MILLIONS OF EUROS)
British Sky
  Broadcasting.........  E     1      E --        E   --     E     1     E  15        E   --      E    16
Dupont.................      853        50            --         903        --          (106)         797
USA Interactive........      699        42            --         741       137            --          878
Softbank Capital.......      230        --          (110)        120        --            (7)         113
Partners
  Saint-Gobain.........       14        --            --          14         7            --           21
Other..................       44        --            (9)         35        --             2           37
                         -------      ----        ------     -------     -----        ------      -------
                         E 1,841      E 92        E (119)    E 1,814     E 159        E (111)     E 1,862
                         =======      ====        ======     =======     =====        ======      =======

                                                         DECEMBER 31, 2000
                         ---------------------------------------------------------------------------------
                                     FOREIGN                             GROSS        GROSS      ESTIMATED
                                    CURRENCY     VALUATION     NET     UNREALIZED   UNREALIZED     FAIR
                          COST     TRANSLATION   ALLOWANCE    VALUE      GAINS        LOSSES       VALUE
                         -------   -----------   ---------   -------   ----------   ----------   ---------
                                                      (IN MILLIONS OF EUROS)
British Sky
  Broadcasting.........  E 1,233     E   --        E  --     E 1,233    E 4,946       E  --       E 6,179
Dupont.................      853         --           --         853         --          --           853
USA Interactive........      572         --           --         572         --          --           572
Saint-Gobain...........      124         --           --         124        104          --           228
Facic..................      181         --           --         181          5          --           186
Eillage................       57         --           --          57         --         (17)           40
Other..................      261         --          (17)        244         21         (76)          189
                         -------     ------        -----     -------    -------       -----       -------
                         E 3,281     E   --        E (17)    E 3,264    E 5,076       E (93)      E 8,247
                         =======     ======        =====     =======    =======       =====       =======

---------------

(1) In February 2002, these BSkyB shares were sold for cash, which was used in part for the redemption of the Pathe exchangeable bonds, which took place in March 2002 (see Note 7).

(2) Represents 16,444,062 shares with a book value of $713 million. The quoted market price of DuPont as at December 31, 2002 was $42.40 per share. A provision of E 173 million was recorded in the accounts at June 30, 2002 in order to bring the book value in line with the market value at this date.

(3) Represents 18,181,308 shares of common stock with a book value of $374 million and 13,430,000 Class B shares with a book value of $276 million, as well as 25,000,000 shares acquired through Liberty Media in Vivendi Universal's acquisition of the entertainment assets of USA Networks (see
    Note 3). The quoted market price for the common stock of USA Interactive, which combines the USA Networks assets not acquired by Vivendi Universal, was $22.92 per share as at December 31, 2002.

(4) A provision of E 120 million was recorded in the accounts in 2002.

(5) Sold during the first half of 2002.

(6) Other investments consists of various entities whose cost was under E 22 million at December 31, 2002.

4.4 OTHER PORTFOLIO INVESTMENTS

     The following table summarizes information about other portfolio investments:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                               (IN MILLIONS OF
                                                                   EUROS)
Long-term loans(1)..........................................  E 1,250   E 1,586
Other(2)....................................................    1,593     1,231
                                                              -------   -------
                                                                2,843     2,817
Valuation allowance.........................................     (982)     (198)
                                                              -------   -------
                                                              E 1,861   E 2,619
                                                              =======   =======

---------------

(1) As of December 31, 2002, comprised of a loan to Elektrim Telekomunikacja (E 525 million, provisioned at E 203 million, see Note 3), and a loan to Veolia Environnement related to bonds exchangeable for Vinci shares (E 120 million, see Note 7).

(2) As of December 31, 2002, comprised of USA Interactive warrants (E 929 million provisioned at E 454 million, see Note 3), and UGC bonded debt (E 153 million provisioned at E 119 million).

4.5 INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

     Investments accounted for using the proportionate consolidation method represent companies in which Vivendi Universal and other shareholders have agreed to exercise joint control over significant financial and operating policies. They exist in Veolia Environnement only. Due to the deconsolidation of Veolia Environnement on December 31, 2002, the investments accounted for using the proportionate consolidation method contribute only to consolidated statement of income in 2002.

     Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method in 2000, 2001 and 2002 is as follows:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                             2002      2001      2000
                                                            -------   -------   -------
                                                              (IN MILLIONS OF EUROS)
Revenues..................................................  E 5,570   E 4,293   E 3,055
Operating income..........................................  E   464   E   426   E   354
Net income................................................  E   204   E   128   E   171

                                                                   DECEMBER 31,
                                                             -------------------------
                                                             2002     2001      2000
                                                             ----   --------   -------
                                                              (IN MILLIONS OF EUROS)
Long-term assets...........................................   --    E  8,082   E 5,276
Current assets.............................................   --       4,694     2,180
                                                             ----   --------   -------
Total assets...............................................   --    E 12,776   E 7,456
                                                             ====   ========   =======
Shareholders' equity.......................................   --    E  5,146   E 2,095
Minority interest..........................................   --         163       279
Financial debt.............................................   --       2,852     1,830
Reserves and other liabilities.............................   --       4,615     3,252
                                                             ----   --------   -------
Total liabilities and shareholders' equity.................   --    E 12,776   E 7,456
                                                             ====   ========   =======

     For summarized cash flow information for major subsidiaries consolidated under the proportionate consolidation method, please refer to Note 17.9.

NOTE 5 SHAREHOLDERS' EQUITY

5.1 GROUP SHAREHOLDERS' EQUITY

     The number of common shares outstanding was 1,068,558,994 and 1,085,827,519, respectively, as of December 31, 2002, and December 31, 2001. Each common share, with the exception of treasury shares, has one voting right which may be registered upon request by the owner. The number of voting rights outstanding was 1,067,996,619 and 978,216,347, respectively, as at December 31, 2002, and December 31, 2001.

5.1.1 TREASURY SHARES

     As of December 31, 2001, Vivendi Universal and its subsidiaries held 107,386,662 Vivendi Universal shares, representing a gross amount of E 6,762 million and 9.9% of share capital with an average cost per share of E 63.

     During 2002, Vivendi Universal:

     - bought on the market, between January and April 2002, 6,969,865 shares at an average price of E 48.5 per share. These purchases occurred under the terms of the COB prospectus n(LOGO) 00-1737 which authorized Vivendi Universal to go public,

     - sold 55 million shares to two financial institutions on January 7, 2002, at a price of E 60 per share,

     - transferred 37.4 million shares in May 2002 to Liberty Media in exchange for equity in USANi, LLC and USA Networks, Inc and the 27% interest in Multithematiques (see Note 3),

     - a further 94,157 shares were sold to employees exercising their stock options,

     - cancelled 20,469,967 shares on December 20, 2002, following the decision by the Board of Directors on August 13, 2002, based on the authorization obtained in General Meeting of Stockholders held on April 24, 2002. The cancellation of these shares previously held in connection with employee stock option plans has reduced the shareholders' equity by E 1,191.3 million. In connection with French legal obligations, Vivendi Universal acquired 14.1 million call options on Vivendi Universal shares in order to cover future stock option plans from December 31, 2002.

     At December 31, 2002, Vivendi Universal and its subsidiaries (excluding Veolia Environnement which is accounted for under the equity method as from December 31, 2002) held 562,375 Vivendi Universal shares, or 0.05% of its share capital, which represents a gross amount of E 44 million at an average cost per share of E 77.9. The majority of these treasury shares are classified under marketable securities and are held in connection with certain employee stock option plans of the US company MP3. The remaining balance of 84,360 treasury shares was recorded as a reduction of shareholders' equity.

     At December 31, 2002, Vivendi Universal had outstanding convertible bonds and stock options representing approximately 146.3 million common shares, compared with 64.1 million shares as at December 31, 2001.

5.1.2 STRIPPED SHARES

     8.9 million stripped shares have been deducted from shareholders' equity compared with 19.7 million at December 31, 2001. These shares were split to allow for exchange transactions in the context of the Sofiee/Vivendi/Seagram merger in December 2000. Bare ownership was transferred to Seagram Canadian shareholders who elected to acquire their Vivendi Universal stock on a deferred basis. The Board of Directors, at its meetings of January 24, 2002, April 24, 2002, June 25, 2002 and August 13, 2002, duly noted the recombination, and approved the cancellation of 203,560, 351,988, 3,450,553 and 6,890,538 shares respectively. At the same time, the Board of Directors noted the creation of the same number of shares as a result of the redemption of Vivendi Universal convertible bonds. Because each share that was divided and then recombined was then cancelled, and because, at the same time, the conversion of each equity note (ORA) resulted in the creation of a new share, these transactions had no effect on the number of shares comprising the share capital.

5.1.3 GOODWILL RECORDED AS A REDUCTION OF SHAREHOLDERS' EQUITY

     Vivendi Universal previously recorded goodwill as a reduction of shareholders' equity pursuant to rules issued by the COB in 1988 that are no longer in effect. This was done in particular, in connection with the mergers with Havas and Pathe in 1998 and 1999, and the acquisition of US Filter and an additional investment in Canal+ in 1999. As of December 31, 2002, goodwill recorded as a reduction of shareholders' equity amounts to E 1,983 million after theoretical straight-line amortization, compared with E 4,333 million at December 31, 2001, mainly due to the partial disposal of the investment in Veolia Environnement in 2002. (See Note 3)

     Without adjustments to shareholders' equity, the total write-off of goodwill at December 31, 2002, would have been E 202 million (on the basis of straight-line amortization over the normal time period prescribed by the accounting policies of the Group), of which E 79 million relates to the current accounting period and after a E 279 million reversal related to the disposal. This amount excludes an exceptional, notional write-off of E 1.7 billion (of which E 0.7 billion relates to the current accounting period and after a E 1.3 billion reversal related to the disposal) which would have impacted the initial goodwill amount accounted for under shareholders' equity. This exceptional notional write-off has no impact on the Income Statement (see Note 3). Goodwill recorded as a reduction of shareholders' equity, net of notional aggregate write-off amounts to approximately E 256 million and mainly concerns the residual participation held in Veolia Environnement.

5.2 CHANGES IN MINORITY INTERESTS

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                            2002       2001      2000
                                                          --------   --------   -------
                                                             (IN MILLIONS OF EUROS)
Opening balance.........................................  E 10,208   E  9,787   E 4,052
Changes in consolidation scope(1).......................    (4,229)       411     4,990
TSAR Issue (Redeemable in Veolia Environnement
  shares)(2)............................................        --        300        --
Minority interest in income of consolidated
  subsidiaries..........................................       844        594       625
Dividends paid by consolidated subsidiaries.............      (200)      (981)      (80)
Impact of foreign currency fluctuations on minority
  interest..............................................      (798)        97       190
Other changes...........................................      (328)        --        10
                                                          --------   --------   -------
Closing balance.........................................  E  5,497   E 10,208   E 9,787
                                                          ========   ========   =======

---------------

(1) These principally relate to the change of consolidation method for Veolia Environnement (application of the equity method since December 31, 2002) and the acquisition of the entertainment assets of USA Networks (see Note 3).

(2) In December 2001, Veolia Environnement Financiere de l'Ouest (a holding company held at over 99% by Veolia Environnement), issued E 300 million "Titres Subordonne Remboursable en Actions Prioritaires" (TSAR, or obligated mandatorily redeemable security of subsidiary holding parent debentures) maturing at December 28, 2006. As a result of its nature, the TSAR issue was recorded as a minority interest in the balance sheet.

5.3 OTHER EQUITY: NOTES MANDATORILY REDEEMABLE FOR NEW SHARES OF VIVENDI
    UNIVERSAL

     In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of E 1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of E 233 million. The bondholders can call for redemption of the bonds in new shares at any time after May 26, 2003, at the minimum redemption rate of 1 - (annual rate of interest X outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in pursuance of French GAAP.

NOTE 6 PROVISIONS AND ALLOWANCES

6.1 CHANGES IN PROVISIONS

                         BALANCE AT        CHANGES IN                                              BALANCE AT
                        DECEMBER 31,     CONSOLIDATION                                            DECEMBER 31,
                            2001       SCOPE AND OTHER(1)   ADDITIONS   UTILIZATION   REVERSALS       2002
                        ------------   ------------------   ---------   -----------   ---------   ------------
                                                        (IN MILLIONS OF EUROS)
Litigation............    E   610           E   (395)        E   282     E   (170)     E   (7)      E   320
Warranties and
  customer care.......        311               (299)            142          (75)         (1)           78
Maintenance and repair
  costs accrued in
  advance.............        273               (215)             92          (96)         (1)           53
Reserves related to
  fixed assets........        106                (67)              3           --          (4)           38
Valuation allowance on
  real estate.........        527               (109)             24         (104)         (1)          337
Valuation allowance on
  work in progress and
  losses on long-term
  contracts...........        484               (314)             53         (113)        (41)           69
Closure and post
  closure costs.......        455               (484)             73          (42)         (1)            1
Pensions..............        652               (364)             50          (92)         (6)          240
Restructuring costs...        314                (81)            107         (265)        (18)           57
Losses on investments
  in unconsolidated
  companies...........        320               (154)             74         (146)         (7)           87
Exceptional financial
  provisions..........         --                 --             929           --          --           929
Other financial
  provisions..........        151                 (6)            518          (73)         --           590
Other(2)..............       2128               (961)            537         (892)        (30)          782
                          -------           --------         -------     --------      ------       -------
PROVISIONS............    E 6,331           E (3,449)        E 2,884     E (2,068)     E (117)      E 3,581
                          =======           ========         =======     ========      ======       =======

---------------

(1) Changes in the consolidation scope are mainly linked with the deconsolidation of Veolia Environnement accounted for by using the equity method at December 31, 2002.

(2) At December 31, 2001, E 630 million related to financial depreciation of public service contract fixed assets of Veolia Environnement.

6.2  FINANCIAL PROVISIONS

     The Exceptional Financial Provisions consist mainly of provisions related to the anticipated Telepiu disposal (E 360 million), the amortization of call options on Vivendi Universal shares granted by BNP (E 226 million), international telecom assets (E 142 million) and put options on Vivendi Universal shares (E 104 million).

     The Other Financial Provisions mainly concern the following items:

     - The evolution of the nature of the interest rate swap portfolio and of the underlying debt structure do not allow this portfolio to qualify for hedge accounting. As a result, a related provision has been recorded for E 261 million at December 31, 2002.

     - Provisions recorded in respect of premium related to bonds exchangeable into Veolia Environnement, Vinci and BSkyB shares amounted to E 137.9 million. These provisions correspond to the premiums due in case of early redemption of the bonds exchangeable into Veolia Environnement and Vinci shares, in March 2003 and March 2004, respectively, and also cover the premium which is expected to be paid in July 2003 to holders of bonds exchangeable into BSkyB shares. (See Note 11).

NOTE 7 FINANCIAL DEBT

7.1 FINANCIAL DEBT

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (IN MILLIONS OF EUROS)
Bonds and bank loans(14)...............................  E  3,516   E 15,218   E 15,803
BSkyB 0.5%(1)..........................................        --      3,948         --
Veolia Environnement exchangeable 2%(2)................     1,809      1,809         --
Vivendi Universal convertible 1.25%(3).................     1,699      1,699      1,699
Veolia Environnement convertible 1.5%(4)...............        --      1,535      1,535
BSkyB exchangeable 1%(5)...............................        --      1,440      1,440
VUE "preferred interests" A&B(6).......................     2,507         --         --
Vinci exchangeable 1%(7)...............................       527        527         --
BSkyB exchangeable 3%(8)...............................        --        117        155
Mediaset SpA 3.5%(9)...................................        --         --         52
Seagram remaining debt(10).............................        98        354      2,491
Capital leases(11).....................................       274        997        629
Subordinated securities(12)............................        25        133        150
                                                         --------   --------   --------
Total long-term debt...................................  E 10,455   E 27,777   E 23,954
                                                         --------   --------   --------
Bank overdrafts and other short-term borrowings(13)....     9,177     14,003     14,852
Cash and cash equivalents..............................    (7,295)    (4,725)    (3,271)
                                                         --------   --------   --------
TOTAL FINANCIAL DEBT...................................  E 12,337   E 37,055   E 35,535
                                                         ========   ========   ========

---------------

 (1) In October 2001, Vivendi Universal sold approximately 96% of its investment in BSkyB to two QSPEs (Qualifying Special Purpose Entities) and, concurrently, Vivendi Universal entered into a total return swap with the same financial institution that held all of the QSPEs' beneficial interests. Under French GAAP, the disposal of the investment in BSkyB was not recognized as a sale. Consequently, the BSkyB shares held by the two QSPEs, in an amount of E 1.5 billion, and financing for the acquisition of these shares, were consolidated by Vivendi Universal at December 31, 2001. In December 2001, following issue of 150 million certificates repayable in BSkyB shares at 700 pence per share by the financial institution controlling the QSPEs, Vivendi Universal and this financial institution reduced the nominal amount of the swap by 37%, fixing the value of the 150 million shares and generating a capital gain of E 647 million after tax and charges. In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs. Vivendi Universal and the financial institution then terminated the total return swap concerning these shares. This transaction resulted in a reduction of gross debt by E 4 billion.

 (2) In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2002, for shares in Veolia Environnement (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value
     E 55.90, or 30% above the average weighted price of Vivendi Universal shares the previous day). The redemption price of the bonds at maturity will be E 61.17. These bonds may be exchanged at any time if the closing price of Veolia Environnement shares for 20 out of 30 consecutive days equals or exceeds 125% of the anticipated redemption price. These bonds may be redeemed by the bondholder on March 8, 2003 at an exercise unit price of E 57.89. As at December 31, 2002, 32,352,941 bonds were outstanding.

 (3) In January 1999, Vivendi issued 6,028,363 bonds at a unit par value of E 282 earning interest at 1.25%, with a conversion/ exchange option at a rate of one bond for 3,124 existing or new shares. Redemption price is at par. Vivendi Universal can redeem these bonds in full at any time between January 1, 2002 and December 31, 2003, if the average price of Vivendi Universal shares exceeds 115% of the adjusted par value. These bonds will be redeemed in full on January 1, 2004 at par. 6,024,329 bonds were outstanding as at December 31, 2002.

 (4) In April 1999, Veolia Environnement issued 10,516,606 bonds at a unit par value of E 271, earning interest at 1.5%, with a conversion/exchange option concerning Vivendi or Veolia Environnement shares. 5,183,704 bonds were converted to Veolia Environnement shares in July 2000 when Veolia Environnement went public. The balance can now only be converted to Vivendi Universal shares, at a rate of one Veolia Environnement bond to 3.124 shares. Maturity date for the bonds is January 1, 2005, at a redemption price of E 288 per bond. In the absence of conversion, exchange or early redemption, the bonds earn interest at a yield to maturity rate of 2.54%. Vivendi Universal may require Veolia Environnement to exercise its early redemption option if the average price of Vivendi Universal shares over a specified period exceeds 115% of the adjusted bond redemption value. Veolia Environnement called a general meeting of bondholders on August 20, 2002. By a 64.8% majority, the bondholders voted to waive their rights to the Vivendi Universal guarantee covering this loan, and the liability clause applicable in the event of default by Vivendi Universal, as from September 1, 2002. The nominal interest rate was consequently increased by 0.75%, from 1.5% to 2.25%. As at December 31, 2002, due to Veolia Environnement's deconsolidation, these bonds are no longer consolidated.

 (5) In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or cash, at a unit par value of E 24.22. Following the Vivendi merger, these bonds are now held in the Vivendi Universal balance sheet, earn interest at 1% and mature in three years (2000-2003). The conversion rate is one BSkyB share (with a par value of 50 pence) for one Vivendi Universal bond. Each bond can be exchanged at any time during the term of the loan. The bonds are subject to early redemption in full by Vivendi Universal, at an early redemption price guaranteeing the bondholder a yield to maturity of 1.88%, if the average price of BSkyB shares reaches or exceeds 115% of the bond par value. The bonds mature on July 5, 2003, at which point any bonds outstanding will be redeemed at a unit price of E 24.87. All BSkyB shares corresponding to issued bonds were sold in October 2001. The 59,455,000 bonds outstanding as at December 31, 2002 are reported as short-term borrowings.

 (6) In May 2002, Vivendi Universal acquired the entertainment assets of USA Networks Inc. Following this transaction, USA Interactive received VUE class A and class B preferred interests, the par value of which was $750 million and $1.75 billion (the latter being exchangeable for 56.6 million common shares in USA Interactive, via put and call options agreed between Vivendi Universal and USA Interactive). These preferred interests mature at 20 years and have the following characteristics (see Note 3):

     - class A preferred interests: PIK interest at 5% per year,

     - class B preferred interests: cash interest at 3.6% and PIK interest at 1.4% per year.

 (7) In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of E 527.4 million. The bonds bear interest at 1%, with 3.75% yield to maturity, and mature on March 1, 2006. The issue price was E 77.35, 30% above the previous day closing rates for Vinci shares. This transaction allows Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds are subject to early redemption by the holders on March 1, 2004 (redemption price E 83.97 per bond). Revenue from this loan has been on lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of E 120 million (see Note 4.4). The residual interest held by Vivendi Universal was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for E 53 million, 5.3 million Vinci share options at a price of E 88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. As at December 31, 2002, 6,817,684 bonds were outstanding.

 (8) During the first half of 2002, Vivendi Universal redeemed the exchangeable bonds held in its balance sheet following the acquisition of Pathe in 1999, for shares in BSkyB. A total of 14,494,819 BSkyB shares were consequently transferred to the bondholders (see Note 4).

 (9) In April 1997, Canal+ issued exchangeable bonds in the total amount of E 304.9. These bonds bore interest at 3.5%, and matured on April 1, 2002. Each bond was convertible, at the option of the holder, at a rate of one bond for 341.74 shares in Mediaset SPA. These bonds were reported under short-term borrowings as at December 31, 2001.

(10) Following the merger of Vivendi, Canal+ and Seagram, Vivendi Universal reimbursed the majority of the Seagram credit lines in use at the time of the merger during the first quarter of 2001. This amount is made up of several credit lines with terms up to 2023.

(11) Lease contracts and lease contracts including a purchase option in favor of the lessee (French "credit bail" contracts) also include various rental guarantees relating to real-estate defeasance transactions.

(12) Subordinated debt principally comprises $70 million of securities repayable over 15 years issued by Energy USA on January 29, 1991. As at December 31, 2001, the total also included a loan of E 244 million to finance a waste water treatment plant in Zaragoza, Spain, underwritten by OTV (a subsidiary of Veolia Environnement).

(13) Of the total at December 31, 2002, bridge loan of Vivendi Universal Entertainment that matures on June 30, 2003 in the amount of $1.6 billion and BSkyB exchangeable bonds which mature in July 2003 for E 1,440 million (See (5)). For additional information on bank overdrafts and other short-term borrowings, please refer to Note 17.9.

(14) For additional information on bonds and bank loans, please refer to Note 17.9.

     Most financing contracts concluded by Vivendi Universal contain customary clauses covering events of default provisions and may also contain financial covenants. These can lead to accelerated redemption of the debt, or renegotiation or even suspension of financing.

7.2 CHANGE IN FINANCIAL DEBT DURING 2002(1)

                                                           CASH     DEBT     NET IMPACT
                                                          ------   -------   ----------
                                                             (IN MILLIONS OF EUROS)
FINANCIAL NET DEBT AT DECEMBER 31, 2001.................                     E  37,055
Net cash flow from operating activities.................  (2,795)               (2,795)
Acquisitions tangible assets net of disposals...........   1,571                 1,571
Dividends paid..........................................   1,120                 1,120
Disposal of 55 million treasury shares..................  (2,856)               (2,856)
Disposal of puts on Vivendi Universal shares............     883                   883
Capital increase........................................     (68)                  (68)
ORA issued by Vivendi Universal in November 2002........    (767)                 (767)
ACQUISITIONS(2)
USA Networks/Multithematiques...........................   1,757     2,538       4,295
Echostar................................................   1,699                 1,699
10.8% interest in Sportfive.............................     122                   122
Other acquisitions......................................     179                   179
DISPOSALS(3)
Veolia Environnement(4).................................  (3,335)       --      (3,335)
  Disposal of 1st part (15.5%)..........................  (1,479)       --      (1,479)
  Disposal of 2nd part (20.4%)(4).......................  (1,856)       --      (1,856)
Termination of the BSkyB total return swap..............     (86)   (3,948)     (4,034)
Echostar(5).............................................  (1,037)       --      (1,037)

                                                           CASH     DEBT     NET IMPACT
                                                          ------   -------   ----------
                                                             (IN MILLIONS OF EUROS)
Houghton Mifflin........................................  (1,195)     (372)     (1,567)
European publishing activities..........................  (1,121)      (17)     (1,138)
BtoB/Health.............................................    (894)      (37)       (931)
Sithe...................................................    (319)       --        (319)
Vinci shares(6).........................................    (291)       --        (291)
Canal+ Digital (50%)....................................    (264)       --        (264)
Vizzavi Europe (50%)....................................    (143)       --        (143)
Other disposals.........................................    (152)       --        (152)
OTHER (of which change in scope impacts)(7).............      --   (14,890)    (14,890)
                                                          ------   -------   ---------
                                                          (7,992)  (16,726)    (24,718)
                                                                             ---------
FINANCIAL NET DEBT AT DECEMBER 31, 2002.................                     E  12,337
                                                                             =========

---------------

(1) Flows illustrate the accounting of Veolia Environnement using the equity method from January 1, 2002.

(2) Includes cash payment to USA Interactive. (see Note 3)

(3) These disposals include current accounts redemption and fees related to operations.

(4) Includes call related to Veolia Environnement for E 173 million. (see Note
    3)

(5) Excluding foreign exchange profit of E 37.1 million.

(6) Includes call related to Vinci for E 53 million. (see Note 11)

(7) Includes deconsolidation of Veolia Environnement debt for E 15.7 billion as of January 1, 2002.

7.3 LONG-TERM DEBT DETAILED BY CURRENCY(1)

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (IN MILLIONS OF EUROS)
Euros..................................................  E  7,146   E 18,077   E 20,004
US dollars.............................................     2,933      4,443      3,422
Pounds sterling........................................       288      4,229        180
Other..................................................        88      1,028        348
                                                         --------   --------   --------
  Total long-term debt.................................  E 10,455   E 27,777   E 23,954
                                                         ========   ========   ========

7.4 LONG-TERM DEBT DETAILED BY MATURITY(1)

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (IN MILLIONS OF EUROS)
Due between one and two years..........................  E  2,878   E  3,434   E  7,325
Due between two and five years.........................     4,013     14,288     12,712
Due after five years...................................     3,564     10,055      3,917
                                                         --------   --------   --------
  Total long-term debt.................................  E 10,455   E 27,777   E 23,954
                                                         ========   ========   ========

7.5 LONG-TERM DEBT DETAILED BY NATURE OF INTEREST RATE(1)

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (IN MILLIONS OF EUROS)
Fixed interest rate....................................  E  8,925   E 18,646   E 11,429
Variable interest rate.................................     1,530      9,131     12,525
                                                         --------   --------   --------
  Total long-term debt.................................  E 10,455   E 27,777   E 23,954
                                                         ========   ========   ========

---------------

(1) Excluding financial instruments which are described in Note 8

NOTE 8 FINANCIAL INSTRUMENTS

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

8.1 INTEREST RATE RISK MANAGEMENT

     Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. The following table summarizes information about Vivendi Universal's interest rate risk management instruments:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------   ----------
                                                              (IN MILLIONS OF EUROS)
Pay-variable interest rate swaps:
  Notional amount of indebtedness...........................   E   626     E  5,868
  Average interest rate paid................................      5.80%        3.36%
  Average interest rate received............................      2.85%        5.01%
  Expiry:
     Due within one year....................................   E   387     E  2,282
     Due between two and five years.........................   E   208     E  1,526
     Due after five years...................................   E    31     E  2,060
Pay-fixed interest rate swaps:
  Notional amount of indebtedness...........................   E 8,492     E 10,284
  Average interest rate paid................................      4.50%        4.25%
  Average interest rate received............................      2.82%        2.97%
  Expiry:
     Due within one year....................................   E 1,818     E  2,766
     Due between two and five years.........................   E 4,410     E  3,951
     Due after five years...................................   E 2,264     E  3,567
Interest rate caps, floors and collars(1):
  Notional amount of indebtedness...........................   E    --     E  3,392
  Guarantee rate............................................                   4.78%
  Expiry:
     Due within one year....................................   E    --     E    150
     Due between two and five years.........................   E    --     E  1,391
     Due after five years...................................   E    --     E  1,851

---------------

(1) These instruments were sold in 2002.

8.2 FOREIGN CURRENCY RISK MANAGEMENT

     Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. At December 31, 2002, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted over the following year. The principal currencies hedged were the US dollar, Japanese yen, British pound and Canadian dollar. The following table summarizes information about Vivendi Universal's foreign currency risk management instruments:

                                                                DECEMBER 31,
                                                              -----------------
                                                               2002      2001
                                                              -------   -------
                                                               (IN MILLIONS OF
                                                                   EUROS)
Forward contracts:
  Notional amount...........................................  E 3,360   E 1,705
  Sale against the euro.....................................  E 3,315   E   640
  Purchase against the euro.................................  E    45   E 1,065
  Expiry:
     Due within one year....................................  E 3,360   E 1,705
Currency swaps:
  Notional amount...........................................  E 2,031   E 2,710
  Sale against the euro.....................................  E 1,437   E 1,027
  Purchase against the euro.................................  E   594   E 1,683
  Expiry:
     Due within one year....................................  E 2,031   E 2,447
     Due between two and five years.........................  E    --   E   263

8.3 EQUITY MARKET RISK MANAGEMENT

     Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. During 2002 and 2001, Vivendi Universal hedged certain equity-linked debts using specialized indexed swaps. These swaps, with notional amounts totaling E 266 million in 2002 versus E 377 million in 2001 will progressively expire over eight years.

     Furthermore, a description of the total return swap of AOL Europe is presented in Note 11 Commitments and Contingencies.

                                                               DECEMBER 31,
                                                              ---------------
                                                              2002     2001
                                                              -----   -------
                                                              (IN MILLIONS OF
                                                                  EUROS)
Equity-linked swaps:
  Notional amount...........................................  E 266   E   377
  Expiry:
     Due within one year....................................  E 132   E    46
     Due between two and five years.........................  E  11   E   208
     Due after five years...................................  E 123   E   123
Total return swaps:
  Notional amount...........................................  E 788   E 3,511
  Expiry:
     Due within one year....................................  E 788   E    --
     Due between two and five years.........................  E  --   E 3,511

8.4 FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 2002, and 2001, Vivendi Universal's financial instruments included cash, cash equivalents, marketable securities, receivables, investments, accounts payable, borrowings, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash, cash equivalents, marketable securities, receivables, accounts payable, short-term borrowings and current portion of long-term debt approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

                                               DECEMBER 31, 2002     DECEMBER 31, 2001
                                              -------------------   -------------------
                                              CARRYING     FAIR     CARRYING     FAIR
                                               VALUE      VALUE      VALUE      VALUE
                                              --------   --------   --------   --------
                                                       (IN MILLIONS OF EUROS)
Investments(1)..............................  E  4,138   E  4,138   E  7,398   E  7,503
Long-term debt..............................  E 10,455   E 10,622   E 27,777   E 28,128
Foreign currency instruments and interest
  rate agreements:
  Interest rate swaps(2)....................  E     --   E   (256)  E     --   E    219
  Interest caps.............................        --         --         --         44
  Cross currency swaps......................        --         46         --          4
  Forward exchange contracts(2).............        --        115         --        163
  Puts and calls on marketable securities...        --       (104)        --       (214)
                                              --------   --------   --------   --------
                                              E     --   E   (199)  E     --   E    216
                                              ========   ========   ========   ========

---------------

(1) Comprised of Other Investments (see Note 4) and treasury shares classified in marketable securities, excluding those held for stock option purposes. As of December 31, 2002, due to the provisions recognized, the net carrying value of the investments corresponds to their fair value.

(2) Provisions were recorded on these elements in respect of potential losses at December 31, 2002. (see Note 6)

8.5 CREDIT CONCENTRATIONS AND COUNTER-PARTY RISK

     Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal's receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among instruments and issuers.

NOTE 9 INCOME TAXES

     The following tables summarize the sources of pre-tax income and the resulting income tax expense (benefit).

9.1 COMPONENTS OF INCOME TAX EXPENSE (BENEFIT)

                                                             YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                             2002      2001     2000(1)
                                                            -------   -------   -------
                                                              (IN MILLIONS OF EUROS)
Income tax expense (benefit) applicable to:
  Current
     France...............................................  E   741   E   451   E   383
     US...................................................      133       223        14
     Other jurisdictions..................................       74       526       381
                                                            -------   -------   -------
                                                                948     1,200       778
                                                            -------   -------   -------
  Deferred
     France...............................................      940       290       224
     US...................................................      523        90       (18)
     Other jurisdictions..................................      145        (1)       25
                                                            -------   -------   -------
                                                              1,608       379       231
                                                            -------   -------   -------
Total income tax expense (benefit)........................  E 2,556   E 1,579   E 1,009
                                                            =======   =======   =======

---------------

(1) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

9.2 COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (IN MILLIONS OF EUROS)
Deferred tax assets
  Employee benefits.........................................   E     64     E    142
  Tax credit and net operating loss carryforwards...........      8,383        3,813
  Provisions for risks and liabilities......................        324          542
  Other, net................................................      1,595        1,915
                                                               --------     --------
  Gross deferred tax assets.................................     10,366        6,412
  Deferred tax assets not recorded in the books.............     (8,753)      (2,187)
                                                               --------     --------
Total deferred tax assets...................................      1,613        4,225
                                                               --------     --------
Deferred tax liabilities
  Depreciation..............................................         65          261
  Revaluation of assets.....................................      2,250        2,454
  DuPont share redemption...................................      1,574        1,656
  Spirits and wine sale.....................................      1,711        1,769
  Other, net................................................      2,257        3,837
                                                               --------     --------
Total deferred tax liabilities..............................      7,857        9,977
                                                               --------     --------
Net deferred tax liability..................................   E (6,244)    E (5,752)
                                                               ========     ========

9.3 TAX CARRYFORWARD EXPIRATION CALENDAR

     The utilization of certain tax carry forwards is subject to limitations under income tax laws. The tax carry forwards expire in varying amounts as follows:

                                                                    TAX
                                                               CARRYFORWARDS
                                                              ---------------
                                                              (IN MILLIONS OF
                                                                  EUROS)
2003........................................................      E    25
2004........................................................            3
2005........................................................        1,268
2006........................................................          635
2007........................................................        2,160
Thereafter up to 2007.......................................        4,179
Unlimited...................................................          113
                                                                  -------
                                                                  E 8,383

9.4 EFFECTIVE INCOME TAX RATE

     The reconciliation of the differences between the French statutory tax rate and Vivendi Universal's effective income tax rate is as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                              2002     2001     2000
                                                              -----    -----    -----
French statutory rate.......................................   35.4%    36.4%    37.8%
Non deductible goodwill amortization........................  (35.1)   (48.4)     6.1
Long-term capital gains/losses taxed at lower tax rates.....   (2.4)     4.0     (5.7)
Tax losses..................................................  (13.4)    (3.0)     6.0
Other, net..................................................    3.2     (2.8)   (18.3)
                                                              -----    -----    -----
Effective income tax rate...................................  (12.3)%  (13.8)%   25.9%
                                                              =====    =====    =====

     The years ended December 31, 2000 to December 31, 2002 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

NOTE 10 ADDITIONAL FINANCIAL STATEMENT INFORMATION

10.1 INCOME STATEMENT DATA

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           2002       2001       2000
                                                         --------   --------   --------
                                                             (IN MILLIONS OF EUROS)
10.1.1 Research and Development Costs..................  E    117   E    237   E    179
10.1.2 Personnel Costs, Including Employee Profit
  Sharing..............................................  E 12,147   E 11,926   E  9,487
10.1.3 Financial Expenses, Provisions and Other
  Financing expenses(1)................................  E (1,333)  E (1,455)  E (1,288)
                                                         --------   --------   --------
  Financial provisions.................................    (2,895)      (482)      (196)
                                                         --------   --------   --------
  Capital gains on sale of portfolio investments(2)....       255        143        702
  Foreign exchange gains (losses)......................        24         51         (7)
  Other(3).............................................      (793)      (185)        27
                                                         --------   --------   --------
                                                         E   (514)  E      9   E    722
                                                         --------   --------   --------

---------------

(1) The average cost of debt in 2002 was 4.1% excluding Veolia Environnement. This subsidiary, accounted for using the equity method from December 31, 2002, contributed to financing cost for (E 683) million in 2002.

(2) Of which, as at December 31, 2002, disposal of Vinci shares (E 153 million), disposals concluded by Veolia Environnement (E 112 million).

(3) As at December 31, 2002, losses relating to put options on Vivendi Universal shares (E 589 million).

     The following schedule shows details of financial provisions as at December 31, 2002:

                                                     IN MILLIONS
                                                      OF EUROS         SEE PARAGRAPH
                                                     -----------       -------------
Investment in Elektrim Telekomunikacja.............       (609)    Section 4.1
USA Interactive warrants...........................       (454)    Section 4.4
Interest rate swaps................................       (261)    Note 6
Premiums on call option on Vivendi Universal
  shares...........................................       (226)    Note 6
UGC and UGC Cine Cite shares.......................       (220)    Section 4.1
International telecom assets.......................       (175)    Section 4.2 and Note 6
DuPont shares......................................       (173)    Section 4.3
Provision on premiums on bonded debts..............       (122)    Note 6
Softbank Capital Partners..........................       (120)    Section 4.3
Put options on Vivendi Universal shares............       (104)    Note 6
Other..............................................       (431)
                                                      --------
                                                      E (2,895)
                                                      ========

     For additional information on financial provisions as at December 31, 2001 and 2000, please refer to Note 17.9.

10.1.4 EXCEPTIONAL ITEMS, NET

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                           2002        2001      2000
                                                          -------     -------   -------
                                                             (IN MILLIONS OF EUROS)
Net capital gains and gains on the dilution of our
  interests in other companies(1).......................  E 1,049     E 2,365   E 3,772
Other...................................................       --          --        40
                                                          -------     -------   -------
                                                          E 1,049(2)  E 2,365   E 3,812
                                                          =======     =======   =======

---------------

(1) 2001 consisted mainly of E 1 billion from the disposal of 150 million BSkyB shares and E 712 million from the disposal of AOL France.

(2) At December 31, 2002, tax and minority interest related to exceptional items amount to E (1,022) and E 211 million.

     The following schedule shows details of capital gains and losses and gains relating to the dilution of participations in other companies as of December 31, 2002, before tax:

                                                              IN MILLIONS
                                                               OF EUROS     SEE PARAGRAPH
                                                              -----------   -------------
Disposal of 250 million of BSkyB shares.....................      1,588     Section 7.1.1
Disposal of Echostar shares(1)..............................       (674)
Disposals and dilution of Veolia Environnement..............      1,419     Section 3.2.3
Disposal of Houghton Mifflin................................       (822)    Section 3.2.6
Disposal of European publishing activities..................        329     Section 3.2.6
Reserve related to anticipated Telepiu disposal.............       (360)    Section 3.2.7
Disposal of business to business and health divisions.......       (298)    Section 3.2.4
Disposal of Sithe shares....................................       (232)    Section 4.2
Disposal of Vizzavi Europe..................................         90     Section 3.2.5
Disposal of Canal Digital(2)................................        172
Other.......................................................       (163)
                                                                -------
                                                                E 1,049
                                                                =======

---------------

(1) On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1.066 billion. Vivendi Universal held these Class A common shares following the conversion of 5.8 million Class D Echostar preferred stock in January 2002 for an amount of $1.5 billion.

(2) Canal+ Group sold its whole participation in Canal Digital to Telenor for an amount of E 289 million.

10.1.5 DEPRECIATION AND AMORTIZATION

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                            2002       2001      2000
                                                          --------   --------   -------
                                                             (IN MILLIONS OF EUROS)
Depreciation of property, plant and equipment...........  E  3,223   E  2,578   E 2,105
Goodwill amortization...................................     1,277      1,688       634
Goodwill impairment(1)..................................    18,442     13,515        --
Amortization of other intangible assets.................     1,098      1,253       904
Other non-financial provisions and allowances, excluding
  financial provisions..................................        --         16       395
                                                          --------   --------   -------
                                                          E 24,040   E 19,050   E 4,038
                                                          ========   ========   =======

---------------

(1) See Note 3.3.

10.2 BALANCE SHEET DATA

10.2.1 OTHER INTANGIBLE ASSETS, NET

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (IN MILLIONS OF EUROS)
Audiovisual and music rights................................   E  5,558     E  7,821
Trademarks, market share, editorial resources...............      2,903        7,984
Film costs, net of amortization.............................      3,367        2,587
Editorial & plate costs.....................................         39          118
Telecom licenses............................................        989          680
Deferred charges............................................        542        1,391
Software....................................................        627          703
Fees paid to local authorities..............................         --          568
Other.......................................................        681        1,450
                                                               --------     --------
                                                               E 14,706     E 23,302
                                                               ========     ========

                                                        OTHER                        OTHER
                                                      INTANGIBLE   ACCUMULATED    INTANGIBLE
                                                        ASSETS     AMORTIZATION   ASSETS, NET
                                                      ----------   ------------   -----------
                                                              (IN MILLIONS OF EUROS)
Balance at December 31, 2001........................   E 30,128      E (6,826)     E 23,302
Additions/allocations...............................        116        (1,189)     E (1,073)
Disposals/reversals.................................       (442)           90      E   (352)
Changes in scope of consolidation and other.........     (5,762)          120      E (5,642)
Foreign currency translation adjustments............     (1,872)          343      E (1,529)
                                                       --------      --------      --------
Balance at December 31, 2002........................   E 22,168      E (7,462)     E 14,706
                                                       ========      ========      ========

10.2.2 PROPERTY PLANT AND EQUIPMENT, NET

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                2002          2001
                                                              ---------    ----------
                                                              (IN MILLIONS OF EUROS)
Land........................................................   E   859      E  2,199
Buildings...................................................     1,839         3,941
Machinery and equipment.....................................     3,316         9,138
Construction-in-progress....................................       394         1,030
Other.......................................................     1,261         2,823
                                                               -------      --------
Property, plant and equipment...............................     7,669        19,131
Publicly-owned utility networks.............................        17         4,265
                                                               -------      --------
Property, plant and equipment, net..........................   E 7,686      E 23,396
                                                               =======      ========

                                                       PUBLICLY-                  PROPERTY,
                                           PROPERTY,     OWNED                    PLANT AND
                                           PLANT AND    UTILITY    ACCUMULATED    EQUIPMENT,
                                           EQUIPMENT   NETWORKS    DEPRECIATION      NET
                                           ---------   ---------   ------------   ----------
                                                        (IN MILLIONS OF EUROS)
Balance at December 31, 2001.............  E  32,031   E  6,187     E (14,822)    E  23,396
Additions/allocations....................      3,221        383        (3,308)          296
Disposals/reversals......................       (800)      (104)           85          (819)
Changes in scope of consolidation and
  other..................................    (18,921)    (6,436)       10,611       (14,746)
Foreign currency translation
  adjustments............................       (580)        --           139          (441)
                                           ---------   --------     ---------     ---------
Balance at December 31, 2002.............  E  14,951   E     30     E  (7,295)    E   7,686
                                           =========   ========     =========     =========

10.2.3 INVENTORIES AND WORK-IN-PROGRESS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN MILLIONS OF EUROS)
Inventories.................................................   E 1,822      E 4,090
Valuation allowance.........................................      (512)        (927)
                                                               -------      -------
                                                               E 1,310      E 3,163
                                                               =======      =======

10.2.4 ACCOUNTS RECEIVABLE

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (IN MILLIONS OF EUROS)
Trade accounts receivable(1)................................   E  9,601     E 19,994
Allowance for doubtful accounts.............................     (1,492)      (2,274)
Total trade accounts receivable.............................      8,109       17,720
Other(1)(2).................................................      1,783        3,374
                                                               --------     --------
                                                               E  9,892     E 21,094
                                                               ========     ========

---------------

(1) Due within one year.

(2) Of which as of December 2002, premium on VUE class A & B preferred interests (E 734 million amortized for E 22 million, see Note 3).

10.2.5 MARKETABLE SECURITIES

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                2002          2001
                                                              ---------    ----------
                                                              (IN MILLIONS OF EUROS)
Treasury shares(1)..........................................   E   38       E 1,840
Listed marketable securities(2).............................       10         1,866
Unlisted marketable securities(3)...........................      168           403
Valuation allowance.........................................     (128)         (336)
                                                               ------       -------
                                                               E   88       E 3,773
                                                               ======       =======

---------------

(1) 478,015 shares, with an associated provision of E 12 million.

(2) The drop in value of listed marketable securities is mostly related to the sale of shares in BSkyB for E 1.6 billion (See paragraph 7.1.1) and Vinci for E 0.2 billion. These Vinci shares were placed on the market in June 2002 for a total of E 344 million of euros, generating a pre-tax capital gain of 153 millions of euros.

(3) Unlisted marketable securities consist principally of shares in investment companies, with an associated provision of E 116 million. It is comprised of the following investments:

     - Non-voting shares in an investment company which has enabled investment company Ymer to acquire a 2% interest in Elektrim Telekomunikacja. Please refer to Note 13. The carrying value of this investment is E 38 million, net of provision of E 66 million.

     - Non-voting shares in an investment company which, by virtue of a carrying agreement entered in with a third party financial institution, entitles Vivendi Universal to acquire, and the third party may put to Vivendi Universal, 4.99% of Elektrim SA's share capital. Please refer to Note
       4.2. The carrying value of this investment is E 7 million, net of provision of E 50 million.

10.2.6 OTHER NON-CURRENT LIABILITIES AND ACCRUED EXPENSES

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN MILLIONS OF EUROS)
Sports rights...............................................   E 1,065      E 1,440
Medium-term vendor credits..................................        --          847
Royalties payable, participations and commitments...........     1,386          911
Accrued compensation and other benefits.....................       184          402
Accrual for exit activities related to the acquisition of
  Seagram...................................................        56          300
Litigation and contingencies................................        57          528
Contingent price adjustment towards Rondor's previous
  shareholders(1)...........................................       223          134
Other(2)....................................................       923        1,126
                                                               -------      -------
                                                               E 3,894      E 5,688
                                                               =======      =======

---------------

(1) See Note 11.

(2) As of December 31, 2001, including Veolia Environnement for E 668 million.

10.2.7 ACCOUNTS PAYABLE

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                2002          2001
                                                              ---------     ---------
                                                              (IN MILLIONS OF EUROS)
Trade accounts payable and other............................  E 11,955      E 19,178
Social costs payable........................................     1,318         7,236
                                                              --------      --------
                                                              E 13,273(1)   E 26,414
                                                              ========      ========

---------------

(1) Due within one year.

10.3 CASH FLOW STATEMENT DATA

10.3.1 SELECTED CONTRIBUTION DATA AS OF DECEMBER 31, 2002

                                                                  MAROC    VIVENDI UNIVERSAL
                                                    CEGETEL(1)   TELECOM   ENTERTAINMENT(2)
                                                    ----------   -------   -----------------
                                                             (IN MILLIONS OF EUROS)
Net cash provided by operating activities.........      2,120       770            351
Net cash provided by (or used for) investing
  activities......................................       (497)     (225)           308
Net cash provided (or used for) by financing
  activities......................................     (1,056)     (149)          (771)
Effect of foreign currency exchange rate
  changes.........................................         --       (18)           (19)
                                                     --------    ------         ------
Change in cash and cash equivalents...............   E    567    E  378         E (131)
                                                     ========    ======         ======
Dividends paid by these subsidiaries to Vivendi
  Universal.......................................   E     --    E   19         E   --
                                                     ========    ======         ======

---------------

(1) At the beginning of July 2002, Vivendi Universal reimbursed to Cegetel the loan which was granted in accordance with the optimization of Cegetel financing management. This decision was taken by Vivendi Universal and Cegetel mutual agreement, considering Vivendi Universal cash flow situation at the beginning of July 2002.

(2) Has been consolidated since May 7, 2002.

10.3.2 CASH PAYMENTS

                                                             YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                             2002      2001      2000
                                                            -------   -------   -------
                                                              (IN MILLIONS OF EUROS)
Interest paid, net........................................  E 1,333   E 1,402   E 1,288
Income taxes paid.........................................  E 1,252   E   684   E   229

10.4 OTHER DATA

10.4.1 NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                             YEARS ENDED DECEMBER 31,
                                                            --------------------------
                                                             2002     2001      2000
                                                            -------   -----   --------
                                                              (IN MILLIONS OF EUROS)
Purchase of affiliates by issuance of common stock........  E 1,219   E 207   E 28,809
Issuance of common stock in settlement of note
  payable(1)..............................................  E    --   E 177   E  1,405

---------------

(1) At December 31, 2001 and 2000 only concerned Veolia Environnement.

10.4.2 AVERAGE NUMBER OF EMPLOYEES (UNAUDITED)

                                                               DECEMBER 31,
                                                              ---------------
                                                              2002      2001
                                                              -----     -----
                                                              (IN THOUSANDS)
Average number of employees(1)..............................   335       321

---------------

(1) Of which 50,818 and 47,570 from companies consolidated by using the proportionate method at December 31, 2002 and 2001.

10.4.3 COMPENSATION FOR EXECUTIVE OFFICERS, SENIOR MANAGERS AND DIRECTORS

     i) Executive Directors

     Executive Directors' remuneration is determined by the Board of Directors after hearing the Human Resources Committee report.

     ii) Senior Managers

     Among Senior Managers heading up the Group's Business Units, the ten highest remunerations (including nine American managers) totalled E 55.24 million in 2002.

     iii) Non-Executive Directors

     Each Non-Executive Director receives E 50,000 in director's fees per year. This amount is increased by E 11,000 for members of the Human Resources Committee and E 22,000 for members of the Audit Committee. This amount is doubled for the Chairman of each Committee.

     Directors' fees are paid "prorata temporis" depending on the appointment or resignation date, at the end of each quarter.

     Directors' fees paid in 2002 by Vivendi Universal to non-executive directors amounted to E 0.9 million (total payment of E 1.1 million of which E 0.2 million to Executive Directors).

NOTE 11 COMMITMENTS AND CONTINGENCIES

11.1 PROCEDURES

     Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

     - review of minutes of meetings of stockholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or disposals;

     - review with banks of items such as guarantees, endorsements and discounted receivables;

     - review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

     - review of tax examiner's reports, notices of assessments and income tax analyses for additional prior year amounts;

     - review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

     - review of related party transactions for guarantees and other commitments;

     - review of all contracts and agreements.

11.2 CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS GIVEN

     Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our consolidated financial statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our consolidated financial statements, but are required to be disclosed. The following table summarizes Vivendi Universal's significant contractual obligations and commercial commitments at December 31, 2002:

                                                             PAYMENTS DUE IN
                                           ---------------------------------------------------
                                           LESS THAN      BETWEEN         BETWEEN       AFTER
                                 TOTAL      A YEAR     1 AND 2 YEARS   2 AND 5 YEARS   5 YEARS
                                --------   ---------   -------------   -------------   -------
                                                    (IN MILLIONS OF EUROS)
RECORDED AS LIABILITIES IN THE
  CONSOLIDATED BALANCE SHEET
Long-term debt(1).............  E 10,455   E     --       E 2,878         E 4,013      E 3,564
Bank overdrafts and other
  short-term borrowings.......     9,177      9,177            --              --           --
  Sports rights(2)............     1,065        469           331             265           --
Broadcasting rights(3)........       506        214           140             121           31
Creative talent and employment
  agreements(4)...............       250         55            50              60           85
Other(5)......................       240        223            15               2           --
                                --------   --------       -------         -------      -------
Total.........................  E 21,693   E 10,138       E 3,414         E 4,461      E 3,680
                                ========   ========       =======         =======      =======

                                                             PAYMENTS DUE IN
                                           ---------------------------------------------------
                                           LESS THAN      BETWEEN         BETWEEN       AFTER
                                  TOTAL     A YEAR     1 AND 2 YEARS   2 AND 5 YEARS   5 YEARS
                                 -------   ---------   -------------   -------------   -------
                                                    (IN MILLIONS OF EUROS)
OTHER CONTRACTUAL OBLIGATIONS
  AND COMMERCIAL COMMITMENTS
Operating leases(6)............  E 1,868    E   373       E   330         E   655      E   510
Sport rights(2)................    1,440         --           265           1,175           --
Broadcasting rights(3).........    2,690        834           513           1,056          287
Creative talent and employment
  agreements(4)................    1,473        823           296             289           65
Real estate defeasance(7)......      846         --            --              --          846
Other..........................      701        213           121             280           87
                                 -------    -------       -------         -------      -------
Total..........................  E 9,018    E 2,243       E 1,525         E 3,455      E 1,795
                                 =======    =======       =======         =======      =======

---------------

(1) Long-term debt, including capital lease obligations of E 274 million, which French GAAP requires to be recognized as long-term debt when the lease contract includes a purchases option, known in France as "credit bail" (see
    Note 7).

(2) Exclusivity contracts for broadcasting sporting events by Canal+ Group
    (E 1,065 million recorded in other non-current liabilities and E 1,440 million shown in other contractual obligations and commercial commitments in connection with the potential acquisition of football rights).

(3) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity at VUE and Canal+ Group.

(4) Agreements in the normal course of business, which relate to creative talent and employment agreements principally at VUE and UMG.

(5) Principally comprised of Universal Music's liability related to Rondor Music International, E 223 million settled in March 2003 (see the discussion below under Contingencies and Note 10.2.6).

(6) Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(7) Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate E 34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately E 29.6 million. The difference between Vivendi Universal's rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable.

11.3 CONTINGENCIES

     In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities on the balance sheet. The most significant contingencies at December 31, 2002 are summarized as follows:

  CEGETEL GROUP

     - In connection with the August 2001 sale of AOL Europe (AOLE) Category E preferred shares by Canal+ Group and Cegetel Group to LineInvest, Vivendi Universal entered into a total return swap agreement with the latter. LineInvest is a special purpose vehicle in which Vivendi Universal has no ownership interest created in connection with the transaction. Under the terms of the agreement, Cegetel Group and Canal+ Group retained the financial risk on the value of the AOLE preferred shares up to a share of 66% and 34%, respectively, through a mirror total return swap with Vivendi Universal. In December 2002, a portion of the total return swap between Vivendi Universal and LineInvest was transferred directly to Cegetel Group corresponding to its share (notional amount of $541.3 million). As a result, Vivendi Universal continues to guarantee the Canal+ Group commitment (notional amount of $270.7 million). Under the arrangements, Cegetel Group and Vivendi Universal are obligated to repay the notional amounts of the swaps to LineInvest on April 7, 2003 and October 30, 2003, respectively.

      On February 14, 2003, LineInvest received notification from AOL Time Warner (AOLTW) whereby AOLTW will acquire the AOLE preferred shares through the exercise of a call option on April 8, 2003 for an amount of $812 million, payable in either cash or shares of AOLTW common stock or a combination of both. AOLTW must make its election as to cash or shares by April 4, 2003. If AOLTW determines to pay in shares, the number of shares to be delivered will be based on the average closing price of the regular trading session for AOLTW common stock for the fifteen consecutive trading days ending on the second business day preceding April 8, 2003. If payment for the call option is made in cash, the LineInvest payment to Cegetel is due on April 30, 2003 and the payment to Vivendi Universal is due on October 30, 2003. If payment for the call option is made in shares, the date of payment to Cetegel and Vivendi Universal will be the April 30, July 30, October 30, or January 30 following receipt by LineInvest of any proceeds of the sale of the AOLTW shares. In the case of Vivendi Universal, however, the first such payment by LineInvest could not occur until October 30, 2003. In the case of both Vivendi Universal and Cetegel, the final date for payment by LineInvest is October 30, 2006.

      If LineInvest receives AOLTW shares in consideration for the sale of the AOLE preferred shares to AOLTW, such shares will not be freely tradeable in the United States prior to registration with the SEC and are subject to certain other restrictions affecting their resale. Since there can be no assurance as to the precise timing of the sale of the shares by LineInvest or the amount of proceeds it will receive,

      Vivendi Universal and Cegetel Group retain a contingent liability in respect of the difference between the ultimate sales proceeds of the AOLTW shares and the notional amount due under the total return swaps.

      The asset representing the preferred shares and the liability representing the corresponding debt in LineInvest's financial statements amounts to $812 million.

     - The shareholders agreement between Cegetel Groupe and Societe Nationale des Chemins de Fer Francais (SNCF) related to their interest in Telecom Developpement includes exit conditions for both parties in certain specific circumstances at a price still to be determined.

     - In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

     - Cegetel has provided miscellaneous guarantees in connection with operating activities. The total guarantees approximate E 40 million, of which the largest is a guarantee made in relation to a credit agreement between Societe Financiere de Distribution, a distribution company in which Cegetel has an equity investment, and Credit Mutuel for approximately E 24 million, which expires in July 30, 2006.

  UNIVERSAL MUSIC GROUP

     - In connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent price adjustment was triggered in April 2002 when the market value of Vivendi Universal's shares fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the consolidated balance sheet at December 31, 2002 for its estimated amount of E 223 million (approximately $230 million). On March 3, 2003 settlement of this liability was made and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, representing 0.8% of capital stock and cash of US$100.3 million (E 92.6 million). (See Note 16, below)

     - The initial 5-year term of UMG's 50% joint venture in the Roc-a-fella record label was to end on February 28, 2002. Instead, the term was extended for 3 more years to February 28, 2005. UMG's joint venture partner has a put option in its interest that is exercisable on February 28, 2005, which was valued at E 34 million at the time of the extension. At the time of the extension E 19 million was paid as both an advance on the option and for a 3-year extension. Based on estimated performance, the potential liability if the put is exercised is between zero and E 15 million.

     - The original 3 year term of UMG's 50% joint venture in the Murder, Inc. Records label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. On the date 90 days after expiration or termination of the term, UMG is obligated to purchase its joint venture partner's 50% interest under a formula based on prior performance. It is not possible to predict the future performance of the joint venture, but based on recent performance being constant through the end of the term, the Group estimates the potential obligation at approximately $20 million.

     - In connection with UMG's 50% equity investment in pressplay, a joint venture with Sony Music that offers online access to music tracks, UMG is obligated to cover its proportionate share of the amount of shortfall, if any, of operating fees. Under the terms of the joint venture agreement, each of Sony and UMG has agreed to contribute up to $50,000,000. To date, UMG's contributions have amounted to approximately $30,000,000.

  VIVENDI UNIVERSAL ENTERTAINMENT

     - In connection with Vivendi Universal's acquisition of the entertainment assets of USA Interactive, Inc. (USA), USA and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in Vivendi Universal Entertainment LLLP (VUE), the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Beginning on May 7, 2003, Mr. Barry Diller may put his common interests to Universal Studios, Inc. for the greater of their fair market value and $275 million. Beginning on May 7, 2010, USA may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio Inc's election, be paid in cash or in Vivendi Universal shares.

      Under the VUE Partnership Agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A Preferred Interests in VUE (currently USA), including a cap on indebtedness and a restriction on asset transfers. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

      In addition, Vivendi Universal has agreed to indemnify USA for any "tax detriment" (defined to mean the present value of the loss of USA's tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by USA to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to USA at the closing.

     - In connection with VUE's equity investment in Universal City Development Partners (UCDP), a joint venture that operates Universal Orlando's theme parks, Vivendi Universal has two guarantees, each up to $14 million, in favor of Fleet National Bank and Wachovia. Following Vivendi Universal's debt downgrading in June 30, 2002 and in accordance with the terms of the guarantees, cash collateral of $13.5 million was put in place for each guarantee, leaving a total residual guarantee of $1 million. The theme park venture is currently in the process of raising new financing through a $500 million bond offering. The new borrowing will be non-recourse as are the other loans already in place. The new funds will be used to pay various debt instruments, deferred management fees to VUE and improve the parks' liquidity position.

     - In connection with VUE's equity investment in Universal City Florida Hotel Venture (UCF-HV), a joint venture that operates Universal Orlando's hotels, Vivendi Universal has a commitment to cover its proportionate share of the operating expense shortfall, if any, of the hotels. The total is capped at $30 million per year, and Vivendi Universal's proportionate share is 25% or $7.5 million. To date, no expense shortfall has occurred and the guarantee has not been called.

     - In connection with its equity investment in UCI/CIC (United Cinema International/Cinema International Corporation), a joint venture that operates international movie theatres, VUE has guaranteed lease payments for approximately $154 million (VUE's 50% share). To date, none of these guarantees have ever been called as the joint venture has been able to meet its obligations.

     - In connection with its 20% equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30 million and may be obligated to fund payment obligations of MovieLink with respect to certain intellectual property liabilities in excess of $30 million. As of December 31, 2002, VUE has contributed $10.5 million and expects to contribute the remaining $19.5 million over the next several years pursuant to future capital calls that may be made from time to time. As MovieLink has only been operating since 2001, there is no assurance that the outstanding capital contributions will be sufficient to fund future operations.

     - VUE has received an unfavorable legal judgment related to ITC Entertainment's "Streetscenes" film property, which it acquired as part of Seagram's acquisition of PolyGram. A surety bond of $27.8 million was issued in October 2001 in connection with this matter and counter-guaranteed by Vivendi Universal. The Court of Appeal reduced compensatory damages to $1.2 million, which VUE has paid. However, punitive damages have not yet been determined as VUE is awaiting new trial court proceedings.

     - In 1987, Universal City, Florida entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a licence from) Universal City, Florida or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates ("comparable projects"), other than at Universal City, California. At present, the only theme park which may be a comparable project is VUE's partially owned park in Osaka, Japan. It is possible that comparable projects will be created in the future that would fall under the consulting agreement.

      For 2000, 2001 and 2002, the fees paid by Universal City, Florida for its parks were $14.8 million, $16.6 million and $14.7 million, respectively. Fees with respect to the park in Japan were $13.2 million for 2001 and $10.5 million for 2002. The consultant may also be entitled to participate in certain sales of equity by Universal City, Florida's partners and to participate in certain real estate development activities of Universal City, Florida's partners or their affiliates.

      Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant's interest in our parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. Universal City, Florida represented under the agreement that the consultant's interest in each of its parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. Universal City, Florida's obligations under the agreement are guaranteed by Universal Studios, Inc. and Universal Studios, Inc.'s obligations under that guarantee have in turn been assumed by VUE.

     - In 1995, affiliates of VUE granted an executive officer an option (as amended in 2000) to acquire 0.2% of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option vests over a 10-year period commencing in 1995 and is exercisable by the officer in full for approximately $24.9 million. In connection with the acquisition of Seagram by Vivendi Universal on December 8, 2000, VUE recorded deferred compensation of $22.9 million, which represents the intrinsic value of the unvested portion of the option. This deferred compensation is being amortized over the remaining vesting period of the option.

  CANAL+ GROUP

     - In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three year right to broadcast English Premier League football matches, Vivendi Universal has agreed to provide a guarantee related to the payment of licence fees, which is limited to L200 million and expires July 31, 2004, and of which 50% is counter-guaranteed by the RTL Group.

  MAROC TELECOM

     - In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco related to a further interest in Maroc Telecom equal to 16% of the capital of the company, except that if, prior to September 2003, the Kingdom sells shares to a third party investor, the option is cancelled to the extent of the number of shares so sold. At the end of an appraisal proceeding to determine the exercise price starting from September 1, 2003, the Kingdom of Morocco will be entitled to exercise its put option during a two month period (i.e. in October and November 2003), if no delay in the appraisal process has occurred. If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18 month period following the end of the first put option period. The exercise price will be the then fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares were between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal's initial stake, the reference price would be used to determine the exercise price. In addition, Vivendi Universal plans to pledge its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised. (see Note 11.5, below).

  VIVENDI TELECOM INTERNATIONAL

     - In connection with the acquisition of its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Societe Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2004, Societe Nationale de Financement can put (i) up to 29% of its interest in Monaco Telecom for approximately E 51 million (or the proportionate value of E 51 million if less than 29% is sold) and (ii) its residual 16% interest at fair value. Between May 26, 2004 and December 31, 2009, Societe Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be independently determined by an appraisal procedure.

     - Monaco Telecom International (MTI), subsidiary of Monaco Telecom has granted guarantees to the Afghan state related to the Telecom Development Company of Afghanistan's (TDCA) performance of its obligations and to the Agha Khan Fund for Economic Development, capped at $2.4 million. In addition, MTI has committed to fund the Afghan Telecom BV Company, the parent of TDCA, up to $10.5 million.

     - In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal entered into a E 920 million surety contract related to performance guarantees granted to the Spanish government (notably capital expenditures related to the roll-out of the network and the coverage of the territory), which Vivendi Universal expects to be reduced to approximately E 146 million following publication of the ruling of the Spanish government in April 2003. These guarantees could be called upon up to the amount of corresponding Xfera commitments only upon commercial launch of UMTS services. Given the very low likelihood of the roll-out of the network, negotiations have commenced between the parties to terminate these guarantees.

      The arrangements, with several vendors, were entered into to potentially finance amounts payable for network equipment up to a total amount of E 1.0 billion. At the same time, a pledge of Xfera shares was provided to equipment vendors in connection with their financing contracts.

      Separately, Vivendi Universal has granted a counter guarantee in an amount of E 48 million to a group of banks which have guaranteed the Spanish government in respect of the UMTS frequency spectrum.

      The Xfera Shareholders' Agreement dated January 12, 2002, contains a provision which gives the founding shareholders (including VTI) the possibility to acquire the shares held by Vodafone in Xfera in certain defined circumstances. Vodafone claims that such provision amounts to a call option (for an amount of E 7.2 million which would be increased up to E 13.6 million taking into account Xfera equity capital increases, determined through an appraisal procedure, representing 3.3% of Xfera's capital). If Vodafone's claims were accepted following the ongoing arbitration proceeding, Vivendi Universal would have to take on an additional commitment equal to approximately E 90 million.

  CORPORATE AND OTHER

     - In connection with the Seagram merger, Vivendi Universal entered into a Shareholders' Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

     - On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's disposal of 20.4% of Veolia Environnement's capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as follows:

        - Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of E 15.2 million a year indexed over a period of 12 years. This limit has now been raised to E 30.4 million indexed starting in the year 2002. The additional amount potentially due above the E 15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Veolia Environnement were to exceed the initial limit of E 228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of E 76.2 million.

        - Veolia Environnement's right to claim reimbursement of exceptional expenses, provided by the June 2000 agreement, has been removed.

        - Certain matters relating to the implementation process of the counter guarantee agreement dated June 20, 2000 pursuant to which Veolia Environnement will indemnify Vivendi Universal for any costs, losses or expenses in connection with the subsidiary guarantees have been detailed.

        - It has been agreed that the current Vivendi Universal interest in the company Aguas Argentinas will be retained by Vivendi Universal. Guarantees related to this company, which made up an amount of approximately $50 million have been retained by Vivendi Universal above a first tranche of $5 million assumed by Veolia Environnement.

        - Vivendi Universal has retained stakes in certain operating companies in the water sector (notably Genova Acque E 25 million; Societe des Eaux et de l'Electricite du Nord E 6.5 million; and VNAC preferred shares $10.2 million) for reasons relating to the transferability of the concession; these will be sold as soon as practicable and at the latest on December 31, 2004.

         Separately, at December 31, 2002, Vivendi Universal continued to guarantee commitments made by Veolia Environnement subsidiaries for a total amount of approximately E 250 million, including: E 122 million related to a perpetual loan issued by OTV, E 58 million related to performance guarantees given to local authorities (Council of the shire of Noosa, Adelaide, Sydney) and E 41 million of guarantees granted to financial institutions lending funds to US operating subsidiaries of Vivendi Water. In addition, comfort letters were outstanding in favor of Veolia Environnement subsidiaries for a total amount of approximately E 20 million. All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

     - In connection with Vivendi Universal's December 2002 disposal of 82.5 million shares of Veolia Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Veolia Environnement (82.5 million shares) at a strike price equal to E 26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with E 2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (compte-sequestre) and have been pledged in favour of new investors as well as banks participating in the new E 1 billion Dual Currency Revolving Facility, the E 300 million CDC IXIS Credit Facility and the existing facilities. Under an arrangement entered into in connection with the December 2002 disposal, Vivendi Universal has committed to pay an indemnity equal to E 3 per call option to new investors in the event that the guarantees related to the new E 1 billion Dual

       Currency Revolving Credit Facility are called or a default of payment occurs under specified significant credit facilities or bond issues.

     - In connection with the sale of puts on its shares, Vivendi Universal had a remaining commitment, as at December 31, 2002, to buy 3.1 million shares at an exercise price of E 50.50 during the first quarter of 2003. These puts were exercised in January and February 2003.

     - A group of shareholders, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised at any time until December 31, 2007. The value of UGC shares covered by the put (currently estimated at E 70 million) would be determined on the basis of a contractual formula by an appraiser mutually designated by the two parties.

     - At December 31, 2002, three different bonds issued by Vivendi Universal are outstanding which are exchangeable into shares of Veolia Environnement, Vinci and BSkyB, respectively. The terms of these bonds include early redemption features which allow the holders to require redemption of the outstanding bonds by Vivendi Universal prior to their due dates at a premium over the principal amount. Premiums potentially due to bondholders amounted to E 287.3 million, of which E 17.8 million would be cross-charged to Veolia Environnement under the terms of a contract associated with the issuance of the bonds. Given the reduced probability of exchange by the holders of bonds exchangeable into Veolia Environnement and Vinci shares, the Group decided to provision the premiums due in case of early redemption of these two bonds in March 2003 and March 2004, respectively. At December 31, 2002, accumulated provisions and allowances amounted to E 137.9 million and also included a provision for the premium which is payable in July 2003 to holders of bonds exchangeable for BSkyB shares. In March 2003, a premium amounting to E 63.4 million was paid to Veolia Environnement bondholders who exercised their right of early redemption. If holders of Vinci Exchangeable bonds do not exercise their right of early redemption, there remains a premium payable at maturity in March 2006 amounting to E 27.1 million.

     - Vivendi Universal has counter-guaranteed US financial institutions which have issued surety bonds in favour of Vivendi Universal operating companies for an amount of $47.5 million.

     - The two interest rate and indices swap agreement contracts entered into by Vivendi Universal with GenRE in 1997 were terminated in December 2002. While Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of these transactions, the company believes that the likelihood that these obligations could materialize is remote.

     - Various other miscellaneous guarantees which individually range from E 43,000 to E 48 million and together total approximately E 274 million. In addition, subsidiaries grant guarantees, including in relation to vendor financing, in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions for its subsidiaries in their pursuit of their operational activity. In the case of vendor guarantees issued in 2002 and prior, to the best of our knowledge we have received no material claims to date.

  ASSETS SOLD

     - On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of US$1 billion; however, any individual claim for breach of representation and warranty must exceed $10 million to qualify for indemnification and the purchasers would only receive indemnification for any such qualified claims which exceed $81.5 million in the aggregate. Vivendi Universal's obligation to indemnify the purchasers with respect to substantially all of these representations and warranties expire on June 21, 2003 as to any claim not made prior to such date. To date we have not received any material claims and have no knowledge of any pending material claims.

     - The sale agreement relating to the sale of Vivendi Universal Publishing's business-to-business and health divisions to Cinven carries a price adjustment clause reliant on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to E 500 million per division.

     - In connection with the sale of VUP's European publishing activities to Investima 10, except with respect to claims for indemnification with respect to tax matters, the purchaser shall only be indemnified for claims which exceed in the aggregate E 15 million and then only to the extent of such excess. In no event shall the aggregate indemnification to be paid by seller exceed 20% of the adjusted Share Purchase Price (i.e.
       E 240 million), other than with respect to tax matters and losses based upon a breach of representations or warranties with respect to capitalization, authorization, consents and approvals, non-contravention and transfers of real estate since December 31, 2001. Additionally VUP and VU specifically indemnify the purchaser for losses based upon (a) a breach of representations or warranties with respect to the Ivry Distribution Centre, (b) claims under guarantees including in respect to shares, equity interests, or real estate previously sold, (c) property disposals mentioned in the contract, (d) dormant or in liquidation subsidiaries not related to the sold activities when they were active,
       (e) deferred purchase price obligations, (f) liabilities not related to the purchased business, (g) clauses of "retour a meilleure fortune", (h) VUP transferred employee profit sharing scheme, (i) the purchased assets to VUP (other than company stock)", (j) assistance by employees in preparation of the consolidated financial statements of Vivendi Universal for 2002 and the first quarter of 2003, and (k) certain losses of Larousse-Bordas. With respect to clauses (b) and (f) only, the purchaser shall only be indemnified for claims which exceed in the aggregate
       E 500,000 and then only to the extent of such excess.

     - Vivendi Universal has jointly granted with Vivendi Communications North America (VCNA) a guarantee to Versailles Acquisition Corporation, the vehicle which acquired Houghton Mifflin. In the event of a breach of representations and warranties, except in respect of tax matters or title to shares, no indemnification shall be made unless and until the aggregate amount of losses sustained by the purchaser exceeds $20 million in which event the seller will be required to pay only the amount of losses in excess of $20 million. In no event shall the aggregate indemnification exceed 10% of the Purchase price (i.e. $166 million), except with respect to due organization or title to shares. In the event of a claim for breach of representations and warranties other than in respect of title to shares, the amount of losses from such claim covered by the indemnification will have to be (or reasonably be expected to be) at least $1 million.

     - As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone, in August 2002, Vivendi Universal has granted certain standard guarantees to Vodafone up to its 50% share.

     - In connection with the sale of Sithe 49.9% to Exelon in December 2000, Vivendi Universal has granted guarantees on its own representations and those of Sithe. The claims other than those made in relation to foreign subsidiaries are capped at $480 million. In addition, they can be made if they exceed $15 million, except if they are related to foreign subsidiaries and the disposal of some electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005. The sale of the remaining stake, excluding Asian subsidiaries occurred in December 2002, to Apollo has been covered by a guarantee valid until December 18, 2004.

     - As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for E 40 million and one for E 110 million for the benefit of several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees have completed the one issued by Sig 35, Vivendi Universal's subsidiary, to SAS Nexim 1-6 in connection with guarantee contracts dated June 28, 2002. It is effective during 5 years, from June 28, 2002, except litigations (valid until the end of proceedings), tax, custom, and social liabilities subject to a statute of limitation plus 3 months and the decennial guarantee applicable to real property works.

     - In connection with the sale of hotels to the consortium ABC in 1999, Vivendi Universal delivered a commercialization guarantee effective until December 2004, capped at 80% of the value of each hotel, and guarantees related to social and tax liabilities subject to a statute of limitation.

     - In connection with the sale of the La Defense to Unibail in 1999, Vivendi Universal granted certain guarantees related to the ownership of real estate assets, administrative authorizations, preemption rights and the validity of the share capital of companies are still effective as well as tax and social ones.

     The following chart summarizes information related to the specific contingent liabilities discussed above:

TRANSACTIONS AND GUARANTEES                                AMOUNT                    EXPIRY
---------------------------                                ------                   ---------
Disposal of AOL Europe preferred shares   $812 million market risk on AOL share
                                          put price to be determined                     2003
Telecom Developpement buy/sell
  agreement with SNCF 3G UMTS license     1% revenue earned when service commences
                                          (expected to be in 2004)                       2021
Miscellaneous guarantees granted by
  Cegetel                                 E 40 million                              2003/2012
Rondor contingent purchase price          E 223 million                               Settled
Put option on Roc-a-fella record label
  joint venture                           0 to E 15 million                              2005
Put option on Murder Inc. records         0 to $20 million                               2007
Guarantee for operating shortfall of
  pressplay joint venture                 0 to $20 million                                 --
Put option on VUE
  - 1.5% of common interest in VUE to
    Barry Diller from May 7, 2003         Greater of fair market value and $275
                                          million                                          --
  - 5.4% of common interest in VUE to
    USA Interactive from May 2010         At fair value                                    --
Two guarantees in connection with VUE's
  equity investment in UCDP               Residual guarantee of $1 million                 --
Guarantee for operating shortfall of
  Universal City Florida Hotel Venture    $7.5 million                                     --
Guarantee of lease payments in
  connection with UCI/CIC equity
  investment                              0 to $154 million                                --
Capital contributions in connection with
  equity investment in MovieLink          $19.5 million                                    --
Surety bond related to ITC
  Entertainment's "Streetscenes" film
  property                                $27.8 million                                    --
Agreement with creative consultant
  - consulting services                   Fee based on gross revenues                      --
  - additional fee                        Based on gross revenues of themed
                                          attractions at certain parks                     --
  - right of termination                  Fair market value, starting in 2010              --
Executive officer option to acquire 0.2%
  of VUE's affiliate shares               Approximately $24.9 million                    2005
Guarantee provided to English Premier
  League football                         L200 million, 50% of which is
                                          counterguaranteed by the RTL Group             2004
Put option equal to 16% of Maroc Telecom  At fair market value                           2005

TRANSACTIONS AND GUARANTEES                                AMOUNT                    EXPIRY
---------------------------                                ------                   ---------
Grant of a put option of 45% of Monaco
  Telecom
  - until May 25, 2004                    0 to 29% for a proportionate of 0 to 51
                                          million euros and the residual 16%
                                          interest at fair value                         2004
  - between May 26, 2004 and December
    31, 2009                              45% interest at fair value or in
                                          increments but each exercise must be not
                                          for less than 10%                              2009
Guarantees to Afghan state re:
  performance of obligations of Telecom
  Development Company of Afghanistan and
  to the Agha Khan Fund for Economic
  Development                             Capped at $2.4 million                           --
Commitment to fund Afghan Telecom BV
  Company                                 Up to $10.5 million                              --
Bank guarantee Xfera                      Approximately E 146 million                      --
Bank guarantee provided to Spanish
  authorities related to the UMTS
  license frequent spectrum fee re:
  Xfera                                   E 48 million                                     --
"Call option" of the Xfera stake held by
  Vodafone                                Subject to arbitration proceedings               --
Shareholders' governance agreement with
  members of the Bronfman family          E 30.4 million indexed starting in the
                                          year 2002 payable from January 2005
                                          subject to legal interest rate                 2005
Disposal of Interest in Veolia
  Environnement
  - Reimbursement of replacement costs    If total amount paid by VE exceeds
                                          E 228.6 million excess would be covered
                                          by VU up to an amount of E 76.2 million          --
  - Guarantees re: Aguas Argentinas       Approximately $50 million with first $5
                                          million assumed by VE                            --
  - Other guarantees re: commitments
    made by VE subsidiaries               Approximately E 250 million                      --
  - Comfort letters issued in favor of
    VE subsidiaries                       Approximately E 20 million                       --
Indemnity to VE share call option
  holders                                 E 3 per call option (approximately E 250
                                          million)                                       2004
Sale of put options on own shares in
  2003                                    3.1 million shares at an exercise price
                                          of E 50.50                                  Settled
Put option on 19.7% of capital stake in
  UGC                                     Currently estimated at E 70 million            2007
Debt premiums potentially due to holders
  of bonds exchangeable into VE and
  Vinci shares                            E 27.6 million                                 2006
Counter-guarantee on surety bonds         $47.5 million                                    --
Pledges and guarantees related to real
  estate operations                       E 274 million                             2002/2020
Sale of Seagram's spirits and wine
  assets                                  0 to $1 billion                                2003
Sale of VUP's B2B and Health divisions    Price adjustment clause and guarantee
                                          clause related to liabilities up to
                                          E 500 million per division                     2004

TRANSACTIONS AND GUARANTEES                                AMOUNT                    EXPIRY
---------------------------                                ------                   ---------
Sale of VUP's European publishing
  activities                              Guarantees capped at E 240 million               --
Sale of Houghton Mifflin                  Losses in excess of $20 million not to
                                          exceed $166 million                              --
Sale of 50% stake in Vizzavi              Certain standard guarantees up to its
                                          50% share                                        --
Sale of Sithe                             Guarantees capped at $480 million         2004/2005
Guarantees on sale of land and buildings
  businesses                              Guarantees capped at E 150 million             2017
Sale of hotels to the consortium ABC      Commercialization guarantee kept at 80%
                                          of the value of each hotel                     2004

11.4 CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS RECEIVED

     In 2001, commitments received were E 1,618 million, principally comprised of Veolia Environnement. Due to the deconsolidation of Veolia Environnement which is now accounted for using the equity method, commitments received were E 204 million in 2002.

11.5 COLLATERAL AND PLEDGES

     The principal pledges and collateral issued by the Group on its assets are as follows:

     - collateral issued by Vivendi Universal Entertainment in favor of banking institutions having provided the bridging loan of $1.6 billion, maturing at June 30, 2003, or under certain conditions at December 30, 2003;

     - first ranking collateral issued to borrowers in connection with the E 1 billion loan, available through December 31, 2004. The same collateral was issued to CDC-IXIS for the E300 million line of credit, maturing at March 31, 2004;

     - first ranking pledge for 20% of the residual equity interest held by Vivendi Universal in Veolia Environnement, in favor of the holders of share options allocated on December 20, 2002, and exercisable up to December 23, 2004 (see 3.2.3 above);

     - second ranking collateral after that issued in connection with the E 1 billion loan and the E 300 million loan, and that issued to holders of call options on Veolia Environnement shares, allocated in connection with the syndicated lines of credit of E 3 billion and E 850 million set up, respectively, in March 2002 and March 1999 to Societe Generale in connection with two loans of E 490 million in the aggregate, and Bayerische Landesbank and LineInvest Limited, in connection with financing of the purchase of AOL Europe preferred shares or to an amount equal to one-third of the total amount of the transaction (i.e. about
       E 270 million) (see 11.2 above);

     - pledge on assets of Hungarian telephone companies in favor of the syndicate of banks participating in the financing (approximately E 300 million).

     - collateral on the assets of Universal Music in the United Kingdom, issued to lenders in connection with financing up to an amount of L136 million set up on December 31, 2002 for a period of five years;

     - payment of deposits to an amount of E 27 million in favor of Fleet National Bank and Wachovia in connection with its financing of Universal City Development Partners (UCDP) (see 11.2 above);

     - pledge on Xfera shares in favor of equipment suppliers in connection with their financing contract (see 11.2 above);

     - other collateral issued, to an amount of approximately E 70 million.

     In addition, Vivendi Universal plans to pledge its stake in Maroc Telecom to guarantee payment of the put option issued by the Kingdom in respect of a 16% of the share capital of Maroc Telecom if exercised (see 11.2 above).

11.6 LITIGATION

     Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, as determined by the courts of the applicable jurisdiction, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations.

  INVESTIGATIONS BY THE FRENCH C.O.B., THE S.E.C. AND THE U.S. ATTORNEY

     The French Commission des Operations de Bourse ("C.O.B.") has commenced an investigation into certain of Vivendi Universal's financial statements. The investigation began in July 2002, and is being led by the C.O.B.'s Inspection Services division. Vivendi Universal has provided the Inspection Services division with documents it has requested, and has made certain employees available for interviews. Vivendi Universal is cooperating fully with the Inspection Services division in its investigation, which is continuing.

     The U.S. Securities and Exchange Commission ("S.E.C.") and the Office of the US Attorney for the Southern District of NewYork have also commenced separate investigations into the accuracy of Vivendi Universal's financial statements and various public statements relating thereto from approximately October 2000 to July 2002. Vivendi Universal is actively cooperating with both investigations. It has produced documents for both the S.E.C. and the Office of the US Attorney, and has made certain directors and employees available for depositions and interviews. Those investigations are both continuing. Those investigations could also result in the filing of civil claims or criminal charges in the United States against Vivendi Universal.

     Vivendi Universal, together with Messrs. Messier and Hannezo (its former CEO and CFO, respectively) are defendants in a consolidated securities class action filed in the United States District Court for the Southern District of New York, In re Vivendi Universal, S.A. Securities Litigation (Master File No. 02 CV 5571 (HB)). The consolidated class action complaint, filed January 7, 2003, alleges violations of the Securities Act of 1933 (concerning allegedly false and materially misleading statements or omissions in the registration and proxy statements issued in October 2000) and of the Securities Exchange Act of 1934 (concerning allegedly false and materially misleading statements or omissions in certain public statements, including financial statements, between October 30, 2000, and August 14, 2002). Vivendi Universal, as well as Messrs. Messier and Hannezo, have each filed separate motions to dismiss the consolidated class action complaint on the grounds that it is not legally sufficient. A decision on those motions by the Court is not expected before late June 2003.

     It is not possible at this early stage of the litigation and investigation to predict the outcome and duration with any certainty or to quantify any potential damages; the impact of this litigation and investigation on Vivendi Universal could be material if Vivendi Universal were not to prevail in a final, non-appealable determination of such litigation and investigation. In the opinion of Vivendi Universal, the plaintiffs' claims lack merit, and Vivendi Universal intends to defend against such claims vigorously.

  PARTNERSHIP AGREEMENT BETWEEN VIVENDI UNIVERSAL AND USA INTERACTIVE

     In connection with Vivendi Universal's acquisition of the entertainment assets of USA Interactive, (USAi) there is a disagreement among the parties relating to the interpretation of the provision for tax distributions set forth in the Partnership Agreement.

     USAi has advised Vivendi Universal that it believes VUE is obligated, pursuant to the Partnership Agreement, to make cash distributions after the close of each taxable year with respect to the taxable income of VUE allocated to USAi's preferred interests for such taxable year. Although USAi has stated that the actual amounts of cash distributions that it believes are payable with respect to taxable income allocated to the preferred interests would depend on several factors, it has estimated that those cash distributions could have a present value to USAi of up to approximately $620 million.

     Vivendi Universal believes that USAi's position is without merit and has so advised USAi. Additionally, VUE has informed USAi that it does not intend to make such distributions for the taxable year ended December 31, 2002. To date the disagreement remains unresolved.

  ARBITRATION PROCEEDINGS BETWEEN ELEKTRIM S.A. AND DEUTSCHE TELEKOM

     Vivendi Universal and Elektrim S.A. ("Elektrim") created a holding company, Elektrim Telekomunikacja Sp. zo.o ("Elektrim Telekomunikacja"), owned 30% by VU and 70% by Elektrim. Elektrim agreed to contribute to Elektrim Telekomunikacja its 34.1% direct interest in Polska Telefonia Cyfrowa Sp. zo.o ("PTC") plus an additional 13.9% interest to be acquired from PTC's minority shareholders. Before such contributions were made, Vivendi Universal and Elektrim signed a Second Agreement in December 1999 pursuant to which Vivendi Universal increased its ownership in Elektrim Telekomunikacja to 49% and Elektrim contributed its 48% direct interest in PTC, as well as its 100% shareholding in the Bresnan Company, to Elektrim Telekomunikacja.

     In October 1999, Dete Mobil Deutsche Telekom Mobil Net GmbH ("DT") commenced arbitration proceedings in Vienna ("the first arbitration") alleging that the acquisition by Elektrim on August 26, 1999, of PTC shares from four minority shareholders in PTC violated certain pre-emption rights held by DT in respect of 3.126% of the PTC shares acquired by Elektrim.

     DT has sought a declaration that the acquisition of PTC shares by Elektrim on August 26, 1999 breached DT's pre-emptive rights set forth in the PTC shareholders' agreement and was therefore ineffective, an order requiring 3.126% of the PTC shares acquired by Elektrim to be transferred to DT at fair market value and an order for certain damages. The first arbitration took place in November 2001 with subsequent hearings in March and May 2002. Although the first arbitration proceedings have been completed, the arbitrators have not yet announced their decision.

     In December 2000, DT commenced a second arbitration proceeding against Elektrim and Elektrim Telekomunikacja. DT alleged that the transfer by Elektrim of its 48% interest in PTC's share capital to Elektrim Telekomunikacja in December 1999 breached the PTC shareholders' agreement and the governing documents of PTC. In this arbitration proceeding, DT sought either a declaration that the transfer of the PTC shares by Elektrim to Elektrim Telekomunikacja in December 1999 was ineffective and that the shares remained owned by Elektrim or an order requiring the transfer of all of the PTC shares currently held by Elektrim Telekomunikacja to Elektrim. A declaration that Elektrim had violated the PTC shareholders agreement would allow DT to exercise a call option under the PTC shareholders' agreement to purchase at net book value the PTC shares contributed by Elektrim to Elektrim Telekomunikacja. A hearing relating to this arbitration took place in February 2003 and a further hearing is planned for September or October 2003. No indication has been given as to when the arbitration decision in either arbitration will be given.

     Pursuant to the Third Amended and Restated Investment Agreement dated September 3, 2001, between Vivendi Universal and Elektrim, Vivendi Universal may be liable for the first $100 million of damages and liable for 50% of any damages in excess of $100 million awarded to DT against Elektrim.

  TRANSFER OF BROADCASTING RIGHTS FOR PREMIER LEAGUE FOOTBALL MATCHES TO CANAL PLUS AND KIOSQUE

     On December 14, 2002, the board of the French Professional Football League agreed to grant the broadcasting rights for premier league football matches for the 2004-2007 season, to Canal Plus and Kiosque. By order dated January 23, 2003, the French Competition Board stayed the growth of such rights until such time as the Board is able to issue a decision on the merits of the growth. On February 6, 2003, Canal Plus and

Kiosque sought to have the Court of Appeal in Paris cancel or amend the Board's order. On February 16, 2003, the Court of Appeal proposed that the parties enter into a legal mediation procedure and the parties agreed to do so. The Court of Appeal appointed two mediators on February 25, 2003. In the event that the parties fail to reach an agreement before April 2003, the matter will be decided by the Court of Appeal.

11.7 ENVIRONMENTAL MATTERS

     Vivendi Universal's operations are subject to evolving and increasingly stringent environmental regulations. Vivendi Universal's operations are covered by insurance policies. At December 31, 2002, there were no significant environmental losses.

NOTE 12 SEGMENT INFORMATION

12.1 GEOGRAPHIC DATA

     The following table presents by geographic area revenues for 2002, 2001 and 2000 and long-lived assets for 2002 and 2001.

                                                       YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------
                                                2002
                                           ILLUSTRATION VE     2002
                                            EQUITY METHOD     ACTUAL      2001     2001(1)
                                           ---------------   --------   --------   --------
                                             (UNAUDITED)
                                                        (IN MILLIONS OF EUROS)
REVENUES
  France.................................     E 11,707       E 26,391   E 24,285   E 20,933
  United Kingdom.........................        1,404          3,765      4,170      2,992
  Rest of Europe.........................        3,882         11,327     10,456      7,421
  United States of America...............        7,586         10,810     12,654      7,009
  Rest of World..........................        3,533          5,857      5,795      3,225
                                              --------       --------   --------   --------
                                              E 28,112       E 58,150   E 57,360   E 41,580
                                              ========       ========   ========   ========

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (IN MILLIONS OF EUROS)
LONG-LIVED ASSETS
  France....................................................   E 15,356     E 26,402
  United Kingdom............................................        960        2,781
  Rest of Europe............................................      3,127       10,770
  United States of America..................................     17,477       53,522
  Rest of World.............................................     11,575        5,599
                                                               --------     --------
                                                               E 48,495     E 99,074
                                                               ========     ========

---------------

(1) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

12.2 BUSINESS SEGMENT DATA

     Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. As at December 31, 2002, main segments are the following: Cegetel Group, Music, Vivendi Universal Entertainment, Canal+ Group, Maroc Telecom and Vivendi Universal Games. (See each segment's scope of consolidation in Note 13). Management evaluates the performance of its segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments.

                                INCOME STATEMENT

                                                                                                                          VTI
                                  UNIVERSAL                                     VIVENDI                   PUBLISHING   EXCLUDING
                        CEGETEL     MUSIC               CANAL+      MAROC      UNIVERSAL    HOLDING &     EXCLUDING      MAROC
                         GROUP      GROUP      VUE     GROUP(2)   TELECOM(3)     GAMES     CORPORATE(6)     GAMES       TELECOM
                        -------   ---------   ------   --------   ----------   ---------   ------------   ----------   ---------
                                                                 (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Revenues..............   7,067      6,276      6,270     4,833      1,487         794            --            663        461
Operating expenses
  exc. depreciation...  (4,738)    (5,315)    (5,073)   (4,609)      (701)       (623)         (483)          (638)      (331)
Depreciation and
  amortization........    (865)      (450)      (258)     (490)      (272)       (109)          (57)           (24)       (83)
Other.................     (15)        45       (123)      (59)       (46)          1          (125)             1         (3)
                        ------     ------     ------    ------      -----        ----          ----         ------       ----
Operating income
  (loss)..............   1,449        556        816      (325)       468          63          (665)             2         44
                        ======     ======     ======    ======      =====        ====          ====         ======       ====
DECEMBER 31, 2001
Revenues..............   6,384      6,560      4,938     4,563      1,013         657            --          3,629        242
Operating expenses
  exc. depreciation...  (4,679)    (5,402)    (4,285)   (4,379)      (473)       (525)         (261)        (2,944)      (180)
Depreciation and
  amortization........    (777)      (439)      (353)     (403)      (153)        (75)          (65)          (194)       (48)
Other.................      --         --         --      (155)        --         (39)           --            (30)         1
                        ------     ------     ------    ------      -----        ----          ----         ------       ----
Operating income
  (loss)..............     928        719        300      (374)       387          18          (326)           461         15
                        ======     ======     ======    ======      =====        ====          ====         ======       ====
DECEMBER 31, 2000(1)
Revenues..............   5,129        495        194     4,054         --         572            --          2,968        141
Operating expenses
  exc. depreciation...  (4,039)      (401)      (198)   (3,524)        --        (511)         (137)        (2,536)      (100)
Depreciation and
  amortization........    (612)        (8)        (9)     (628)        --         (64)          (58)           (84)       (33)
Other.................     (25)        --         --      (243)        --         (38)          (17)          (135)         3
                        ------     ------     ------    ------      -----        ----          ----         ------       ----
Operating income
  (loss)..............     453         86        (13)     (341)        --         (41)         (212)           213         11
                        ======     ======     ======    ======      =====        ====          ====         ======       ====


                                                                 TOTAL
                                              ENVIRONMENTAL     VIVENDI
                        INTERNET   OTHER(6)   SERVICES(4)(5)   UNIVERSAL
                        --------   --------   --------------   ---------
                                     (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Revenues..............     174          87        30,038        58,150
Operating expenses
  exc. depreciation...    (301)       (134)
Depreciation and
  amortization........     (41)        (20)
Other.................     (64)       (232)
                          ----      ------
Operating income
  (loss)..............    (232)       (299)        1,911         3,788
                          ====      ======        ======        ======
DECEMBER 31, 2001
Revenues..............     129         151        29,094        57,360
Operating expenses
  exc. depreciation...    (338)       (178)
Depreciation and
  amortization........     (44)         (7)
Other.................     (37)         27
                          ----      ------
Operating income
  (loss)..............    (290)         (7)        1,964         3,795
                          ====      ======        ======        ======
DECEMBER 31, 2000(1)
Revenues..............      48       1,685        26,294        41,580
Operating expenses
  exc. depreciation...    (231)     (1,345)
Depreciation and
  amortization........     (11)        (82)
Other.................      (1)         15
                          ----      ------
Operating income
  (loss)..............    (195)        273         1,589         1,823
                          ====      ======        ======        ======

                     BALANCE SHEET AND CASH FLOW STATEMENT

                                                                                                                            VTI
                                 UNIVERSAL                                        VIVENDI                   PUBLISHING   EXCLUDING
                       CEGETEL     MUSIC                CANAL+        MAROC      UNIVERSAL    HOLDING &     EXCLUDING      MAROC
                        GROUP      GROUP      VUE     GROUP(2)(6)   TELECOM(3)     GAMES     CORPORATE(6)     GAMES       TELECOM
                       -------   ---------   ------   -----------   ----------   ---------   ------------   ----------   ---------
                                                                 (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Goodwill.............     919      5,479      8,637      3,957          793           74            48          104           38
Other intangible
  assets.............   1,205      4,218      5,480      2,895          333          303            64           96           91
Investments accounted
  for using the
  equity method......     316         31        859        320           --           --           382           (5)          --
Total assets.........   7,190     12,581     21,302     11,158        3,509        1,002         9,081          710        1,444
                        -----     ------     ------     ------        -----        -----        ------        -----        -----
Capital
  expenditures.......     595         92        167        443          257           15            17            9         1,15
                        =====     ======     ======     ======        =====        =====        ======        =====        =====
DECEMBER 31, 2001
Goodwill.............   1,420     12,763      7,472      8,002        1,332          104        (1,353)       2,057          291
Other intangible
  assets.............   1,123      5,926      4,602      4,035            5          418            91        2,534           97
Investments accounted
  for using the
  equity method......     311         30      7,717        271           --           --           132          (13)         588
Total assets.........   7,757     21,907     25,267     17,269        3,569        1,209         9,881        6,200        1,434
                        -----     ------     ------     ------        -----        -----        ------        -----        -----
Capital
  expenditures.......   1,202        133        217        339          223           84             6          109          109
                        =====     ======     ======     ======        =====        =====        ======        =====        =====


                                                                TOTAL
                                             ENVIRONMENTAL     VIVENDI
                       INTERNET   OTHER(6)   SERVICES(4)(5)   UNIVERSAL
                       --------   --------   --------------   ---------
                                    (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Goodwill.............       8          5             --         20,062
Other intangible
  assets.............      17          4             --         14,706
Investments accounted
  for using the
  equity method......      --         --             --          1,903
Total assets.........     138      1,218             --        69 ,333
                         ----      -----         ------        -------
Capital
  expenditures.......      13          6          2,405          4,134
                         ====      =====         ======        =======
DECEMBER 31, 2001
Goodwill.............     638          3          4,888         37,617
Other intangible
  assets.............      37          7          4,427         23,302
Investments accounted
  for using the
  equity method......    (465)        --            605          9,176
Total assets.........     825      1,792         41,892        139,002
                         ----      -----         ------        -------
Capital
  expenditures.......      20         17          2,879          5,338
                         ====      =====         ======        =======

---------------

(1) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

(2) In the 2000 and 2001 published financial statements, Canal+ recorded the amortization of film costs and allowances related to debtors in depreciation and amortization. As of January 1, 2002, and reclassified in the comparable period for 2001, the amortization of film costs and allowances related to debtors were recorded as operating expenses before depreciation and amortization. This reclassification has no impact on operating income.

(3) Company consolidated since April 1, 2001.

(4) Includes Veolia Environnement accounted for by using the equity method since December 31, 2002.

(5) The results published by Veolia Environnement may differ from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution brought by Veolia Environnement to the accounts of Vivendi Universal. Furthermore, the definition of operating profit used by Vivendi Universal differs from the EBIT figure published by Veolia Environnement, as the latter does not include restructuring charges (E 56.5 million as at December 31, 2002).

(6) For additional information on the definition of Holding & Corporate and Other segments, please refer to Note 17.9.

NOTE 13 SIGNIFICANT SUBSIDIARIES

                                                          2002                                   2001
                                          ------------------------------------   ------------------------------------
                                           ACCOUNTING    OWNERSHIP   OWNERSHIP    ACCOUNTING    OWNERSHIP   OWNERSHIP
                                             METHOD       CONTROL    INTEREST       METHOD       CONTROL    INTEREST
                                          ------------   ---------   ---------   ------------   ---------   ---------
CEGETEL GROUP
Cegetel Group(1)........................  Consolidated   59%         44%         Consolidated   59%         44%
  Cegetel...............................  Consolidated       80%         90%     Consolidated       80%         90%
  Societe Francaise du Radiotelephone
    (S.F.R.)............................  Consolidated       80%         80%     Consolidated       80%         80%
  Telecom Developpement(TD)(2)..........  Equity             50%         50%     Equity             50%         50%
MUSIC
Centenary Holding N.V. .................  Consolidated   92%             92%     Consolidated   92%         92%
  Universal Music (UK) Holdings Ltd. ...  Consolidated      100%        100%     Consolidated      100%        100%
  Universal Entertainment GmbH..........  Consolidated      100%        100%     Consolidated      100%        100%
  Universal Music K.K. .................  Consolidated      100%        100%     Consolidated      100%        100%
  Universal Music S.A.S. ...............  Consolidated      100%        100%     Consolidated      100%        100%
Universal Studios, Inc. ................  Consolidated   92%         92%         Consolidated   92%         92%
  PolyGram Holding, Inc.................  Consolidated      100%        100%     Consolidated      100%        100%
  Interscope Records....................  Consolidated      100%        100%     Consolidated      100%        100%
  UMG Recordings, Inc. .................  Consolidated      100%        100%     Consolidated      100%        100%
VIVENDI UNIVERSAL ENTERTAINMENT
Universal Pictures International
  B.V. .................................  Consolidated   92%         92%         Consolidated   92%         92%
Universal Studios Inc. .................  Consolidated   92%         92%         Consolidated   92%         92%
  Universal City Studios LLLP(3)........            --        --          --     Consolidated      100%        100%
  USANi LLC(3)..........................            --        --          --     Equity             49%         49%
  Vivendi Universal Entertainment
    LLLP(3).............................  Consolidated       93%         86%               --        --          --
CANAL+ GROUP
Groupe Canal S.A. ......................  Consolidated      100%        100%     Consolidated      100%        100%
  Canal Plus(4).........................  Consolidated       49%         49%     Consolidated       49%         49%
  CanalSatellite........................  Consolidated       66%         66%     Consolidated       66%         66%
  StudioCanal...........................  Consolidated      100%        100%     Consolidated      100%        100%
  Multithematiques......................  Consolidated       64%         64%     Equity             27%         27%
MAROC TELECOM(5)........................  Consolidated       51%         35%     Consolidated       51%         35%
VIVENDI UNIVERSAL GAMES.................  Consolidated       99%         99%     Consolidated       99%         99%
HOLDING & CORPORATE
  Societe d'Investisement pour la
    Telephonie (SIT)(6).................  Consolidated   100%        100%                  --   --          --
  UGC(7)................................  Equity         58%         58%         Equity         39%         39%
VIVENDI TELECOM INTERNATIONAL...........  Consolidated   100%        100%        Consolidated   100%        100%
  Vivendi Telecom Hungary...............  Consolidated      100%        100%     Consolidated      100%        100%
  Kencell...............................  Consolidated       60%         60%     Consolidated       60%         60%
  Monaco Telecom........................  Consolidated       55%         55%     Consolidated       55%         55%
  Elektrim Telekomunikacja(8)...........  Equity             49%         49%     Equity             49%         49%
  Xfera.................................  Equity             26%         26%     Equity             26%         26%

                                                          2002                                   2001
                                          ------------------------------------   ------------------------------------
                                           ACCOUNTING    OWNERSHIP   OWNERSHIP    ACCOUNTING    OWNERSHIP   OWNERSHIP
                                             METHOD       CONTROL    INTEREST       METHOD       CONTROL    INTEREST
                                          ------------   ---------   ---------   ------------   ---------   ---------
PUBLISHING ACTIVITIES
  EXCL. VU GAMES
Vivendi Universal Publishing............  Consolidated      100%        100%     Consolidated      100%        100%
  Groupe Expansion......................  Consolidated      100%        100%     Consolidated      100%        100%
  Comareg...............................  Consolidated      100%        100%     Consolidated      100%        100%
  Atica.................................  Consolidated       98%         49%     Consolidated       98%         49%
  Houghton Mifflin Company(9)...........            --        --          --     Consolidated      100%        100%
  Editions Robert Laffont(9)............            --        --          --     Consolidated      100%        100%
  Promotec(9)...........................            --        --          --     Consolidated      100%        100%
  Larousse-Bordas(9)....................            --        --          --     Consolidated      100%        100%
VIVENDI UNIVERSAL NET
Vivendi Universal Net...................  Consolidated      100%        100%     Consolidated      100%        100%
  i-France..............................  Consolidated      100%        100%     Consolidated      100%        100%
  Scoot Europe..........................  Consolidated      100%        100%     Consolidated      100%        100%
  Ad-2-One..............................  Consolidated      100%        100%     Consolidated      100%        100%
  CanalNumedia..........................  Consolidated      100%        100%     Consolidated      100%        100%
  Vizzavi Europe(9).....................            --        --          --     Equity             50%         50%
Vivendi Universal Net U.S.A. Group,
  Inc. .................................  Consolidated      100%        100%     Consolidated      100%        100%
  MP3.com, Inc. ........................  Consolidated      100%        100%     Consolidated      100%        100%
  Emusic.com, Inc. .....................  Consolidated      100%        100%     Consolidated      100%        100%
  Flipside, Inc./Uproar, Inc. ..........  Consolidated      100%        100%     Consolidated       83%         83%
VEOLIA ENVIRONNEMENT(10)................  Equity             20%         20%     Consolidated       63%         63%

---------------

 (1) Vivendi Universal consolidates Cegetel because following a shareholders' agreement, Vivendi Universal has the management control of the company, has majority control over the Board of Directors and appoints the Chairman, has majority control over the shareholders' general assembly, and because no other shareholder or shareholder group is in a position to exercise substantive participating rights which would allow them to veto or block decisions taken by Vivendi Universal. Vivendi controls 59% + 1 voting right of Cegetel voting rights, 9% of which directly, and 50% + 1 voting right indirectly, via the Transtel company, in which Vivendi Universal owns a 70% controlling interest. Vivendi Universal and Cegetel consolidate SFR, because following a shareholders' agreement, Vivendi Universal has the management control of the company, has majority control over the Board of Directors and appoints the Chairman, has majority control over the shareholders' general assembly (Cegetel holds 80% of SFR) and because no other shareholder or shareholder group is in a position to exercise substantive participating rights which would allow them to veto or block decisions taken by Vivendi Universal.

 (2) Telecom Developpement's board is by majority nominated by SNCF, thus Cegetel Group accounted this investment for by equity method.

 (3) See Note 3 Acquisition of the entertainment assets of USA Networks.

 (4) Consolidated because, through a shareholders' agreement, Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

 (5) Vivendi Universal owns a 35% interest in Maroc Telecom, and the Kingdom of Morocco holds the remaining 65%. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders' agreements, Vivendi Universal has majority control over its Supervisory Board and Management Board. Under shareholders' agreements, Vivendi Universal appoints 3 of the 5 members of the Management Board, appoints the Chairman of the Management Board, exercises 51% of all voting rights at shareholders' general assemblies, and this grants it, under the majority rules set forth in the company's by-laws, control over the shareholders' general assembly, as well as over the Supervisory and Management Boards of Maroc Telecom. Should Vivendi Universal not acquire the shares that would give it the majority of Maroc Telecom's share capital, the 16% voting rights granted to Vivendi Universal through shareholders' agreements would expire on September 1, 2005, unless the Kingdom of Morocco exercises its put option (please refer to Note 11) requiring Vivendi Universal to acquire an additional 16% interest in Maroc Telecom's share capital prior to that date.

 (6) Special purpose vehicle which became in January 2003 the legal owner of a 26% stake Cegetel. (See Note 15)

 (7) Due to a shareholders' agreement, Vivendi Universal does not have the operational control of this company. Thus, this investment is still accounted for using the equity method.

 (8) Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim SA holding the remaining 51% until September 3, 2001. An agreement concerning the shareholding and management of Elektrim Telekomunikacja was signed by Vivendi Universal and Elektrim on September 3, 2001. This agreement had no impact on Vivendi Universal's ownership or control interest in Elektrim Telekomunikacja, which is unchanged at 49%. Investment company Ymer has since acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. Ymer is a company independent from Vivendi Universal, which does not own it nor control it, directly or indirectly. Vivendi Universal has purchased non-voting shares in an investment company which enabled Ymer to make its acquisition. Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right or obligation to sell those shares to Vivendi Universal and is free to sell them to a third-party at any time. The value of Vivendi Universal's original investment in the investment company has since varied according to the fair value of the assets held by Ymer. Agreements between Vivendi Universal and Elektrim retain Vivendi Universal's pre-existing rights. Vivendi Universal, Elektrim SA and Ymer have 3, 3 and 1 representatives on the Elektrim Telekomunikacja Supervisory Board, respectively, and 2, 2 and 2 representatives on the Management Board, respectively, all of whom are appointed independently by Vivendi Universal, Elektrim, and Ymer. Vivendi Universal consequently consolidates its interest in Elektrim Telekomunikacja according to the equity method. Finally, as announced at the close of Vivendi Universal's Board meeting held September 25, 2002, Vivendi Universal is currently negotiating the disposal of this interest.

 (9) Sold in 2002. (See Note 3)

(10) Variation due to disposals and dilution. (See Note 3)

NOTE 14 RELATED PARTY TRANSACTIONS

14.1 RELATED COMPANIES

     During 2002, main companies related to Vivendi Universal are its subsidiaries accounted for by using the equity method, e.g. Veolia Environnement (accounted by the equity method as at December 31, 2002), Elektrim Telecomunikacja and Telecom Development. The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed below:

                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
ASSETS
  Other investments(1)......................................     E  559
  Accounts receivable.......................................        154
  Short-term loans receivable...............................        257
LIABILITIES
  Accounts payable..........................................        116
  Short term borrowings.....................................          9

                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
PROFIT AND LOSS ACCOUNT
  Revenues..................................................        414
  Operating expenses........................................       (919)
  Financial income..........................................         62
  Financial expenses........................................        (14)
                                                                 ------
                                                                 E (457)
                                                                 ======

---------------

(1) of which E 525 million advance granted to Elektrim Telekomunikacja and provisioned for E 203 million.

     IN 2002, THE MAIN RELATED COMPANY TRANSACTIONS ARE THE FOLLOWING:

VEOLIA ENVIRONNEMENT

  VIVENDI UNIVERSAL AND VEOLIA ENVIRONNEMENT

     On December 20, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's disposal of 20.4% of Veolia Environnement's capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 have been modified. This agreement is described in Note 11.

  VINCI BONDS

     Veolia Environnement took part indirectly in the issuance of the Vivendi Universal bonds exercisable into Vinci shares or in cash. Vivendi Universal lent to Veolia Environnement E 120 million against 1,552,305 shares of Vinci held by Veolia Environnement through Dalkia France. The terms of the loan are similar to those of the bond issued by Vivendi Universal: a fixed rate of 1% per annum and maturing on March 1, 2006 (see Note 4.4 and Note 7).

  CEGETEL GROUP

  Telecom Developpement

     Telecom Developpement (TD) owned by Cegetel Group (49.9%) and Societe Nationale des Chemins de Fer Francais (SNCF) (50.1%), the leading French railway company is linked by a commercial agreement with Cegetel Group. It gives TD the exclusive right to carry Cegetel Group's long distance calls.

  Vivendi Universal Entertainment (VUE)

     VUE has equity investments in certain companies that operate theme parks for which it provides operational management services and pay television channels for which it licenses film product. VUE earns management fees for operating the theme parks and license fees for the licensing of its film product. VUE includes management and license fees in revenues and eliminates intercompany profit. During the years ended December 31, 2002 and 2001, VUE included approximately $68.7 million and $84.0 million of these fees in revenues. In addition, VUE has deferred recognition of management fees earned of $51.1 million through December 31, 2002 as collection is not reasonably assured. When the uncertainties regarding collectibility are resolved, VUE could recognize revenues up to the deferred amount or the portion considered collectible.

14.2 RELATED PARTIES

     IN 2002 AND 2001, THE MAIN RELATED PARTY TRANSACTIONS ARE THE FOLLOWING:

  TRANSACTIONS WITH USA INTERACTIVE

     Prior to May 7, 2002, VUE has various arrangements with USA under which VUE earns fees and incurs costs. These arrangements are summarized below:

     VUE provides certain support services to USA under a Transition Services agreement. These services include use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space. VUE earned $3.2 million and $8.5 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for providing these services.

     VUE and USA have an International Television Distribution Agreement under which all programming owned or controlled by USA outside of the United States is distributed by VUE. VUE earns a 10% distribution fee for these services. VUE and USA also have a Domestic Television Distribution Agreement under which USA distributes certain of VUE's programming in the United States. Additionally, VUE licenses certain television programming to USA to be aired on its cable channels. VUE earned $9.7 million and $42.9 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for providing these services. VUE incurred $.5 million and $2.9 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for receiving these services.

     Under an agreement covering approximately 50 of VUE's films, USA earns a distribution fee for the distribution of these films in the United States. USA is responsible for the collection and remitting the net amount, after its fee, to VUE, except for amounts applied against the advance of fees initially given to VUE. An affiliate of VUE provides certain fulfillment services on behalf of USA in the United States and Canadian home video markets. Beginning January 1, 2002, VUE replaced the affiliate in providing these services. VUE incurred $6.8 million and $17.0 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for receiving these services.

     VUE has several other arrangements with USA for the purchase of advertising time and the licensing of certain properties for merchandising. VUE incurred $.5 million and $3.4 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for receiving these services.

     VUE had receivables of $61.5 million and payables $159.4 million at December 31, 2001 with USA.

  EDGAR BRONFMAN, JR.'S EMPLOYMENT ARRANGEMENT

     Pursuant to an employment agreement with Vivendi Universal US Holding Co. ("Vivendi Universal US"), dated September 25, 2002 (the "Agreement"), Edgar Bronfman, Jr. currently serves as an executive employee and an advisor to the Chief Executive Officer of Vivendi Universal US in connection with the US entertainment businesses of Vivendi Universal US and its US affiliates.

     Subject to the provisions of the Agreement regarding earlier termination of Mr. Bronfman's employment, the term of his employment under the Agreement commenced on September 25, 2002 and will continue through December 31, 2004. During the term of his employment under the Agreement, Mr. Bronfman is required to devote a substantial time commitment to the performance of his duties under the Agreement, but he is not precluded or prohibited from securing one or more additional part-time employment or consulting positions. Mr. Bronfman's annual salary under the Agreement is $1,000,000.

     If Mr. Bronfman's employment under the Agreement is terminated by Vivendi Universal US for "Cause" or by Mr. Bronfman without "Good Reason" (as those terms are defined under the Agreement), or by reason of Mr. Bronfman's death or disability, Mr. Bronfman or Mr. Bronfman's estate, as the case may be, will be entitled to receive his accrued salary and benefits under the Agreement through the date of termination.

     If Mr. Bronfman's employment under the Agreement is terminated by Vivendi Universal US without Cause (other than by reason of death or disability) or by Mr. Bronfman for Good Reason, Mr. Bronfman will also be entitled to receive his accrued salary and benefits under the Agreement through the date of termination, plus a lump-sum payment equal to the total amount of salary that Mr. Bronfman would have received had his employment under the Agreement continued through December 31, 2004.

     In the event that Mr. Bronfman is subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986, as amended, Mr. Bronfman is entitled to receive an additional payment such that he will receive the same net after-tax benefit as if no excise tax were imposed. In addition, Vivendi Universal US will reimburse Mr. Bronfman for all legal fees and related expenses incurred in connection with, or arising out of, any dispute in respect of severance following termination of his employment other than for Cause or for Good Reason.

     The Agreement also provides that Vivendi Universal US will indemnify Mr. Bronfman to the fullest extent permitted by applicable law against damages in connection with his status or performance of duties as an officer of Vivendi Universal US and will maintain and cover Mr. Bronfman under customary and appropriate directors and officers liability insurance during the term of his employment and throughout the period of any applicable statute of limitations.

  CANAL+: NEGOTIATION OF "CLUB EUROPE" MATCH TV RIGHTS VIA JEAN-CLAUDE DARMON GROUP

     A contract was signed with the Jean-Claude Darmon Group, which acts as intermediary between the "Club Europe" member clubs and Canal+, in 1999. The clubs accorded a priority option to Canal+ for acquisition of TV rights for all matches for all seasons from 2000/2001 to 2005/2006. The amount of this option is due to the Jean-Claude Darmon Group and represents a total of E 252 million, plus an option on derivative rights to an initial amount of E 23 million. As at December 31, 2002, a total of E165 million was outstanding for payment under the terms of this contract. This amount has been accrued in full in the Canal+ financial statements. In February 2003, the priority option related to French competition was terminated, whereas some options on derivative rights are still underway (E 23 million recognized in reserve and allowances).

  PURCHASE OF VIVENDI UNIVERSAL SHARES FROM THE BRONFMAN FAMILY

     Vivendi Universal purchased 15,400,000 American Depositary Shares (ADS), representing Vivendi Universal shares held by various members of the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 3.5% discount. Additionally, Vivendi Universal also purchased 1,500,000 ADS representing Vivendi Universal shares owned by various entities controlled by the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 0.9% discount.

NOTE 15 MANAGEMENT'S LIQUIDITY STRATEGY

     Vivendi Universal was formed through the merger of Vivendi S.A. (Vivendi), the Seagram Company Ltd. and Canal Plus S.A. in December 2000. From its origins as a water company, Vivendi expanded its business rapidly in the 1990s and transformed itself into a media, communications and environmental services company. It continued to expand through acquisitions, notably through the acquisition of the entertainment assets of USA Networks in May 2002.

     Following a period of significant acquisition-led growth until May 2002, the associated increase in leverage led to heightened concerns during the first half of 2002 over the validity of Vivendi Universal's strategy and, eventually, to the appointment of a new management team. Concerns over Vivendi Universal's strategy and financial flexibility led Moody's to cut Vivendi Universal's senior debt rating on July 1, 2002 from Baa3 to Ba1, with the credit remaining on negative credit watch, Standard & Poor's followed suit the next day, with a one-notch downgrade to BBB- with a negative outlook. The July downgrades had an immediate impact on Vivendi Universal's short-term liquidity. In particular Vivendi Universal lost, to a significant extent, access to the capital markets, and most importantly to the commercial paper market, historically its main source of funding for working capital needs.

     The new management team addressed Vivendi Universal's immediate liquidity concerns by securing, on July 10, 2002, a E 1.0 billion multi-currency term loan facility, which was repaid in December 2002. This was done with a view to putting in place a longer-term solution once the new management had had the opportunity to better assess the medium term situation. Following their review, new management revised the previous managements' cash-flow projections for the period from July 2002 to December 2004 and wrote-off E 11 billion in acquisition-related goodwill while adding E 3.4 billion in financial provisions. This resulted in a E 12.3 billion net loss in the first half of 2002, which was publicly announced on August 14, 2002. At the same time, Vivendi Universal announced a commitment to reduce debt by divesting assets. Corporate credit ratings were subsequently cut to Ba2 by Moody'sand BB by Standard & Poor's. Outstanding bonds at the Vivendi Universal level were downgraded a further two notches to B1 by Moody's and to B+ by Standard & Poor's in anticipation of the bonds subordination resulting from the expected creation of security and bank lending at the group subsidiary level. On October 30, 2002, Moody's downgraded Vivendi Universal's senior implied rating to Ba3, leaving the senior unsecured ratings unchanged at B1, under review for possible downgrade.

     During the second half of 2002, Vivendi Universal asset sales for total consideration of approximately E 6.7 billion, including the assumption by the acquirors of the assets of approximately E 0.5 billion in debt. At December 31, 2002, Vivendi Universal's net debt was E 12.3 billion compared with E 37.1 billion at December 31, 2001, excluding Veolia Environnement, which was deconsolidated from Vivendi Universal's balance sheet on December 31, 2002 following the disposal of Vivendi Universal's interest therein, net debt fell by approximately E 9.0 billion.

     Under the terms of the current outstanding debt, Vivendi Universal and the subsidiaries part of the cash pooling system have principal repayment obligations totalling approximately E 4.5 billion due in 2003 (assuming that the $1.62 billion VUE bridge facility is refinanced) and approximately E 3.5 billion due in the first quarter of 2004 (including our E 850 million syndicated credit facility).

     Vivendi Universal is engaged in the following financing transactions:

     - The offering of E 1.0 billion Senior Notes due 2010; and

     - The concurrent establishment of a dual currency E 2.5 billion 3-year Senior Secured Credit Facility (the "New Credit Facility"), consisting of two tranches as follows:

        - Tranche A: E 1.5 billion revolving facility; and

        - Tranche B: E 1.0 billion term loan facility.

     These refinancing transactions will increase funds available to Vivendi Universal's by approximately E 0.9 billion upon completion and, extend scheduled maturity of E 2.5 billion of debt through December 31, 2004.

     Concurrently, VUE is refinancing its $1.62 billion bridge facility.

     To meet its payment obligations in 2003 and the first quarter of 2004, Vivendi Universal is substantially dependent upon the receipt of proceeds from asset disposals or new financings. Vivendi Universal has announced a plan to dispose of E 7 billion of assets in 2003. By March 15, 2003, it had closed approximately E 700 million of these asset sales and has entered into agreements to sell another E 1.2 billion of assets in the future, subject to regulatory and other approvals. Vivendi Universal believes that the improvement in its liquidity position following the receipt of proceeds from the Notes and the $2.5 billion credit facility will improve its ability to successfully consummate its E 7 billion asset disposal plan in 2003.

     The current facilities contain negative covenants, which place restrictions on, among other things, the incurrence of debt, the incurrence of financial guarantees, the payment of distributions in respect of capital stock, investments, mergers and acquisitions, asset disposals, intercompany loans and liens, sale and loan bank transactions and require us to meet various financial ratios. Pursuant to the facilities, each obligor must ensure that in any three-month period, the aggregate amount of net cash available plus the aggregate undrawn amount under the facilities is more than E 100 million. The facilities require Vivendi Universal to maintain various financial ratios, including:

     - maximum ratios of net financial debt to cash EBITDA(2);

     - minimum ratios of cash EBITDA to net financing costs; and

     - maximum total gross financial debt.

     The facilities place certain limitations on the ability of Vivendi Universal and certain of its subsidiaries other than VUE and its subsidiaries to make loans or advances to, and to borrow or receive advances from, VUE and its subsidiaries.

NOTE 16 SUBSEQUENT EVENTS

16.1 ACQUISITION OF AN ADDITIONAL INVESTMENT INTEREST IN CEGETEL

     Vivendi Universal's Board of Directors has unanimously decided on December 3, 2002, to exercise its pre-emptive rights on BT Group's 26% interest in Cegetel Group, in order to obtain a 70% interest in the French telecommunications operator. In January 2003, Vivendi Universal purchased BT Group's 26% interest in Cegetel Group for E 4 billion.

     The acquisition of this participation from BT Group was realized through the SIT (Societe d'Investissements pour la Telephonie), as follows:

          a. Societe d'Investissements pour la Telephonie, owned, controlled and consolidated by Vivendi Universal, became the legal owner of the 26% shareholding at an acquisition cost of E 4 billion.

          b. SIT was financed by E 2.7 billion paid in cash by Vivendi Universal and by a non-recourse loan of E 1.3 billion which matures in 2010. Debt service of this loan, which was drawn on January 23, 2003, will be provided through dividends paid in respect of its 26% shareholding in Cegetel Group.

     As a result, Cegetel will continue to be consolidated by Vivendi Universal, with a 70% interest (the 26% shareholding acquired from BT Group in addition to our historical 44% interest). The goodwill recognized as a result of this transaction is expected to amount to approximately E 3 billion and will be amortized on a straight-line basis over 40 years.

     The non-recourse E 1.3 billion loan will be integrated in Vivendi Universal Financial Statements from January 2003 due to the consolidation of SIT.

---------------

     2 EBITDA plus dividends from Veolia Environnement, Cegetel Group and Maroc Telecom.

     Due to this transaction, the capital structure of Cegetel Group is as follows:

                               BEFORE PREEMPTION

                                  [FLOWCHART]

16.2 DISPOSAL OF CANAL+ TECHNOLOGIES

     The sale of Vivendi Universal's 89% stake in Canal+ Technologies to Thomson was closed on January 31, 2003 on the basis of E 190 million in cash, of which E 90 million was collected in 2002, E 79 million was collected in 2003 and the remainder is expected to be collected after any post-closing adjustments. (See
Note 3).

16.3 DISPOSAL OF CONSUMER PRESS DIVISION

     The sale of Consumer Press Division (Groupe Express-Expansion-Groupe l'Etudiant) to the Socpresse Group was finalized on February 4, 2003 (see Note
3) following the authorization by The Economy and finance Ministry in January 2003. The amount collected was E 200 million. The sale of Comareg to France Antilles is expected to take place at a later time, as approval for the transaction has to be given by the Monopolies Commission.

16.4 MR. BERTRAND MEHEUT'S APPOINTMENT

     Mr. Bertrand Meheut was nominated as Member and President of Canal+ Group's Executive Board, in replacement of Mr. Xavier Couture, who resigned at the Supervisory board's session of February 7, 2003.

16.5 PARTIAL DISPOSAL OF USA INTERACTIVE WARRANTS

     In February 2003, Vivendi Universal sold 32.19 million warrants of USA Interactive to a financial institution. These warrants were initially acquired in connection with the acquisition of the entertainment assets of USA Networks (see Note 3). Pursuant to this transaction, Vivendi Universal received $276 million, net of fees.

16.6 CASH SETTLEMENT OF VEOLIA ENVIRONNEMENT EXCHANGEABLE NOTES

     Pursuant to the put by investors in March 2003, Vivendi Universal reimbursed Veolia Environnement exchangeable notes issued in February 2001 for a total consideration of E 1.8 billion.

16.7 RESTRUCTURING PROJECT OF CANAL+ GROUP

     In March 2003, Canal+ Group announced an employee reduction as part of its overall restructuring plan. The program calls for a reduction of 305 positions, mainly administration and technical support personnel. In addition, 138 positions in certain support functions will be outsourced.

16.8 CLOSING OF CONTRACTUAL GUARANTEES TO FORMER RONDOR SHAREHOLDERS

     Vivendi Universal Canada Inc. ("VU Canada"), a company in the Vivendi Universal group, announced on March 11, 2003, that it had satisfied its contractual guarantee made on August 1, 2000, to the former shareholders of the Californian company, Rondor Music International, Inc. ("Rondor") (see Note 11). The former Rondor shareholders received 8.844 million shares, representing 0.8% of capital stock and the remainder in cash of US$100.3 million (E 92.6 million).

     Rondor's shareholders were paid in Seagram shares when Rondor was acquired by The Seagram Company Ltd., which became VU Canada after the Seagram-Vivendi-Canal+ merger. The payment was accompanied with a contractual guarantee on the value of the shares given to the former shareholders of Rondor. At the time of the Seagram-Vivendi-Canal+ merger, these Seagram shares were converted into Vivendi Universal ADSs, and the contractual guarantee became applicable to the Vivendi Universal ADSs held by the former Rondor shareholders.

     The contractual guarantee provided, among other things, that if the price of Vivendi Universal ADSs dropped below a certain threshold ($37.5 per ADS), VU Canada would pay the former Rondor shareholders a makeup payment for ADSs sold by them during a specified period of time equal to the difference between U.S.$82.7875 per ADS and their sale proceeds. In April and May 2002, all Vivendi Universal ADSs then owned by these shareholders were sold and VU Canada became obligated to pay the makeup payment to them in March 2003. Under the terms of the original agreements, the difference was to be paid in full or in part in Vivendi Universal shares.

16.9 RESIGNATION OF CHIEF EXECUTIVE OFFICER OF VUE

     On March 19, 2003, Mr. Barry Diller in full agreement with Vivendi Universal, announced his resignation from his temporary position as chief executive officer of VUE. Mr. Diller had been serving in such capacity since the formation of VUE in May 2002 and was not party to an employment agreement. Mr. Jean Rene Fourtou has assumed the role of chief executive officer of VUE and is working with the existing management team. Mr. Diller's resignation has no effect on the rights and obligations of Vivendi Universal, VUE, USA or Mr. Diller under the VUE Partnership Agreement. The termination date for USA's and Mr. Diller's noncompetition agreements with VUE is now November 7, 2003, Mr. Dillers's put on his common stock remains exercisable beginning on May 7, 2003, and Universal's call option on Mr. Diller's common interest in VUE is exercisable beginning on May 7, 2004.

NOTE 17 SUPPLEMENTAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC REGULATIONS

     The following information has been prepared to present supplemental disclosures required under US GAAP and Securities Exchange Commission (SEC) regulations applicable to Vivendi Universal.

17.1 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY VIVENDI UNIVERSAL AND U.S. GAAP

     Vivendi Universal has prepared its consolidated financial statements in accordance with French GAAP at December 31, 2002, as discussed in Note 1. French GAAP differs in certain respects from US GAAP, the principal differences of which, as they relate to Vivendi Universal, are as follows:

  NEW U.S. ACCOUNTING POLICIES APPLIED BY THE GROUP FROM JANUARY 1, 2002

     In July and August 2001, the FASB (Financial Accounting Standards Board) issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations (SFAS 141), SFAS No. 142 Goodwill and Other Intangible Assets (SFAS
142) and SFAS No. 144 Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144). SFAS 141 is effective for any business combination completed after June 30, 2001, and SFAS 142 and 144 are effective for fiscal years beginning after December 15, 2001. These statements are described below.

  BUSINESS COMBINATIONS AND GOODWILL

     As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders' equity when the acquisition was paid for with equity securities, whereas under US GAAP goodwill is always recognized as an asset. Additionally, under French GAAP, certain acquisitions, notably Havas and Pathe, were accounted for as mergers. Under this method, goodwill is computed as the difference between the consideration paid and the net historical book value acquired.

     Under US GAAP applied until June 30, 2001, the Havas and Pathe acquisitions did not meet the criteria for pooling and, therefore, were accounted for as purchase business combinations. Accordingly, goodwill was computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed. The reconciliation impact is that French GAAP potentially results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses as compared to US GAAP. Additionally, the amortization of goodwill charged to earnings is lower under French GAAP than under US GAAP.

     SFAS 141 requires the use of the purchase method of accounting for all business combinations completed after June 30, 2001, forbidding the use of "pooling of interests", and further clarifies the criteria to recognize intangible assets separately from goodwill. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, while in some instances previously recognized intangibles will be included as part of goodwill.

     Additionally, for fiscal years beginning after December 15, 2001, SFAS 142 requires that companies stop amortizing goodwill and certain other intangible assets with indefinite useful lives, including such assets recorded in past business combinations. Instead, goodwill and other indefinite-lived intangible assets will be subject to a annual review for impairment (or more frequently if impairment indicators arise). A two-step impairment test is used. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. An impairment that is required to be recognized when adopting SFAS 142 will be reflected as the cumulative effect of a change in accounting principle.

     Vivendi Universal adopted SFAS 142 effective January 1, 2002, and in accordance with its provisions ceased amortizing goodwill (including goodwill included in the carrying value of certain investments accounted for under the equity method of accounting) and other indefinite-lived intangible assets. Additionally, upon adoption of SFAS 142, Vivendi Universal recorded a non-recurring, non-cash impairment charge of approximately E 17 billion to reduce the carrying value of its goodwill to its implied fair value. The charge, which is non operational in nature, was recorded as a cumulative effect of a change in accounting principle.

  IMPAIRMENT OF OTHER LONG-LIVED ASSETS

     As required under both French and US GAAP, Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable.

     Under French GAAP, the impairment is measured by comparing the net book value with the current value of the asset where the current value depends on the underlying nature of its market value or value in use. The value in use is generally determined on the basis of discounted cash flows. (See Section 1.2.18)

     Under US GAAP, until December 31, 2001 measurement of any impairment was based on the provisions of SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). SFAS 121 required that an impairment loss be recognized whenever the sum of the undiscounted future cash flows estimated to be generated from the use and ultimate disposal of an asset were less than the net carrying value of the asset.

     From January 1, 2002, SFAS 144 replaces SFAS 121 and while it supersedes APB Opinion 30, Reporting the Results of operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, under SFAS 144, discontinued operations are recorded at the lower of their carrying amount or fair value less cost to sell, and future operating losses are no longer recognized before they occur. Under SFAS 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

     SFAS 144 has been applied since January 1, 2002 and the adoption of SFAS 144 had no material impact on the group's results of operations or on its financial position.

  INTANGIBLE ASSETS

     Under French GAAP, certain types of advertising costs are capitalized and amortized over their useful lives. Business trademarks acquired in a purchase business combination are not required to be amortized. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed upon first broadcast or showing of the film. Under US GAAP, advertising costs are charged to expense in the period they are incurred. Trademarks acquired are amortized over their estimated useful life. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed over the estimated number of times the film or program is broadcast.

  DERIVATIVE FINANCIAL INSTRUMENTS

     Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, or the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash, but potential loss, if any, is accrued against the financial income.

     Vivendi Universal adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. Upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) were recognized in the balance sheet at their fair values. Changes in the fair value of derivative instruments are recorded each period in current earnings or accumulated other comprehensive income, depending on whether the derivative is used to hedge fair value or cash flow exposures. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offset to the changes in fair value of related hedged assets, liabilities or firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings at the same time the hedged transaction is recognized in earnings. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. The ineffective portion of a hedging derivative's change in fair value is reported in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133 are recorded at their fair value and the change in fair value is recognized in current earnings.

     The financing activities of Vivendi Universal necessarily involve the management of various market risks, including those related to changes in interest rates or currency exchange rates. Management uses derivative financial instruments to mitigate or eliminate certain of those risks. However, significant part of those derivative instruments do not qualify as hedge derivatives under the strict hedge criteria of SFAS 133. Since derivative instruments that do not qualify for hedge accounting are marked to their fair market value on the balance sheet, and their changes in fair value is recognized in earnings, this may induce volatility in earnings for the effect of this new standard.

  EMPLOYEE BENEFIT PLANS

     Under French GAAP, since January 1998 Vivendi Universal has recorded its pension obligations, covering all eligible employees, using the projected unit credit method. Under US GAAP, the projected unit credit method was required to be applied beginning January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date. No minimum liability adjustment is recognized in French GAAP, whereas under US GAAP, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any prepaid pension cost.

     Under French GAAP, some postretirement benefits other than pensions are recorded as expense when amounts are paid. Under US GAAP, an obligation for amounts to be paid under postretirement plans other than pensions must be recognized. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

  STOCK BASED COMPENSATION

     Under French GAAP, in case of the issuance of new shares, shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In the other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or their fair value or the strike price of the stock-options hedged. Vivendi Universal recognizes any resulting holding gain in the period that the shares are sold to the plan. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. In accordance with French GAAP, Vivendi Universal has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors.

     Under US GAAP plans that sell or grant common shares or stock options to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a stock purchase plan is deemed to be compensatory, compensation arising from such plan is measured based on the intrinsic value of the shares sold or options granted to employees. If a stock option plan is deemed to be compensatory, the compensation expense is calculated as the difference between the fair value of the stock at the grant date and the strike price. Compensation expense for compensatory stock based compensation plans is generally recognized over the vesting period.

     Vivendi Universal accounts for its stock compensation arrangement under the intrinsic value method in accordance with Accounting Principles Board (APB) opinion No 25, accounting for stock issued to employees, and FASB interpretation No 44, Accounting for Certain Transactions Involving Stock Compensation. The company has adopted the disclosure -- only provisions of FASB Statement No 123, accounting for stock based compensation. If Vivendi Universal had elected to recognize compensation expense for the granting of options under stock options plans based on the fair value of the grant date consistent with the methodology prescribed by Statement No 123, net income (loss) and net income (loss) per share would have been reported at the following pro forma amounts.

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                            2002          2001          2000
                                                        ------------   -----------   ----------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
Net income under US GAAP as reported..................   E (44,447)     E (1,172)     E 1,908
Add: Stock-based employee compensation expense
  included in reported net income, net of related tax
  effects.............................................          68            33           96
Deduct: Total stock-based employee compensation
  expense determined under fair value based method for
  all awards, net of related tax effects..............        (524)         (514)        (154)
                                                         ---------      --------      -------
Pro forma net income under US GAAP....................   E (44,903)     E (1,653)     E 1,850
                                                         =========      ========      =======
Earnings per share:
  Basic -- as reported................................   E  (40.89)     E  (1.19)     E  3.24
  Basic -- pro forma..................................   E  (41.31)     E  (1.69)     E  3.14
Earnings per share:
  Diluted -- as reported..............................   E  (40.89)     E  (1.19)     E  3.03
  Diluted -- pro forma................................   E  (41.31)     E  (1.69)     E  2.94

  INVESTMENTS IN DEBT AND EQUITY SECURITIES

     Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized. Under US GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: debt securities that Vivendi Universal has the intention and ability to hold to maturity are carried at cost and classified as "held-to-maturity"; debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings; all other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity, net of deferred income taxes.

  TREASURY SHARES

     Under French GAAP, treasury shares are recorded as a reduction of shareholders' equity except when the shares have been acquired to stabilize the market price or in connection with stock options granted to employees, in which case they are recorded as marketable securities. Gains or losses on the disposal of treasury shares recorded as marketable securities are recorded in current period earnings. Under US GAAP, treasury shares are recorded as a reduction of shareholders' equity. Gains or losses on the disposal of treasury shares are recognized as an adjustment to shareholders' equity.

  PRINCIPLES OF CONSOLIDATION

  Use of the Proportionate Consolidation Method

     As discussed in Note 1, under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. Under US GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held. Summarized financial information for investments accounted for using the proportionate consolidation method is provided in Note 4. This difference in accounting policy has no effect on either net income or shareholders' equity.

  Special Purpose Entity

     Under French GAAP, a Special Purpose Entity (SPE) is included in the scope of consolidation whenever one or more controlled enterprises have in substance, by virtue of contracts, agreements or statutory clauses, control of the entity and are its shareholders or partners. Where one or more enterprises controlled by Vivendi Universal have, in substance, control of a SPE but do not hold any ownership share of this entity, the SPE is not consolidated and the Notes to Consolidated Financial Statements disclose in detail the assets, liabilities and profits or losses of the SPE.

     Under US GAAP, a Special Purpose Entity (SPE) where one or more enterprises controlled by Vivendi Universal have, in substance, control of a SPE but do not hold any ownership share of this entity, could be consolidated if the enterprises controlled by Vivendi Universal hold the majority of the risks and rewards, even if they do not hold any ownership share of the SPE.

  Exceptional Items

     French GAAP defines exceptional items differently from the definition of extraordinary items under US GAAP, thus items classified as exceptional for French GAAP purposes are reclassified to the appropriate income statement captions determined under US GAAP. With the exception of gains and losses on sales of shares of affiliated companies, exceptional items relating to the operations of the group have been included in the determination of operating income. Capital gains or losses on the sale of consolidated entities or equity affiliates are considered for French GAAP purposes as exceptional income (loss), whereas they are classified for US GAAP purposes as other income (loss).

  NEW US ACCOUNTING PRONOUNCEMENTS TO BE APPLIED BY THE GROUP FROM JANUARY 1,
  2003

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Vivendi Universal does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

     In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Vivendi Universal does not anticipate that adoption of SFAS 145 will have a material impact on its results of operations or its financial position.

     In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) that nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under

SFAS 146 certain exit costs, including some employee termination benefits, would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when a company commits to a restructuring plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Vivendi Universal does not anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure (SFAS 148). SFAS 148 addresses financial accounting and reporting for recording expenses for the fair value of stock options. It amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. The annual disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002. Vivendi Universal does not anticipate that adaption of SFAS 148 will have a material impact on its results of operations or its financial position.

     In November 2002, the FASB issued FASB interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also incorporates, without change, the guidance in FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which it supersedes. The incremental disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The accounting followed by a guarantor on prior guarantees may not be changed to conform to the guidance of FIN 45. Vivendi Universal has adopted the incremental disclosure requirements of FIN 45. Vivendi Universal is currently in the process of evaluating the impact of adopting FIN 45 on its consolidated balance sheet and statements of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Vivendi Universal is currently assessing what the impact of FIN 46 will be on its financial statements.

17.2 SPECIFIC TRANSACTIONS OCCURRED IN 2002 AND 2001

17.2.1 GOODWILL IMPAIRMENT CHARGE

  French GAAP

     At December 31, 2001, following the market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of E 12.9 billion (E 12.6 billion after E 0.3 billion minority interest concerning Veolia Environnement). In light of deteriorating economic conditions since this date and the impact of higher financing cost for the company, management has recorded a complementary impairment charge of approximately E 18.4 billion as at December 31, 2002.

  US GAAP

     According to SFAS 121, no impairment was indicated as of December 31, 2001 and, accordingly, the goodwill impairment charge accounted for under French GAAP was reversed on December 31, 2001. Upon the adoption of SFAS 142 and SFAS 144, Vivendi Universal recorded on December 31, 2002, an impairment charge of E 38.3 billion.

17.2.2 DISPOSAL OF INVESTMENT IN BSKYB

  The Transaction

     In October 2001, Vivendi Universal sold approximately 96% (400.6 million shares) of its investment in BSkyB to two British companies for proceeds of approximately E 4 billion. This transaction was entered into in order to comply with requirements imposed by the European Commission in October 2000, whereby approval of the Merger Transactions was conditional on the disposal of the investment in BSkyB before the end of 2002. Additionally, the sale relieved the overhang which weighed on the BSkyB share price by allowing for the placement of the shares on the market over an extended period of time. The sale also resulted in the irrevocable and definitive loss of all voting rights attached to the BSkyB shares, which cannot, under any circumstances, revert back to Vivendi Universal. BSkyB Holding, a Vivendi Universal subsidiary, also irrevocably lost the directorship held in its name.

     The two British companies were financed by the issuance of bonds exchangeable into BSkyB shares. The bonds, which mature in October 2005, were sold to a financial institution to which the BSkyB shares were pledged. Concurrently, Vivendi Universal and the same financial institution entered into a total return swap agreement with a nominal value of L2.5 billion or 629 pence per share (sale price of 616 pence per share plus 13 pence per share for financing the exchangeable bond). The total return swap agreement results in Vivendi Universal retaining the financial risk or benefit associated with BSkyB's market value until no later than October 2005. At inception, the swap had a notional amount of L2.5 billion and a nil fair market value. The swap features a resetting mechanism at the end of each calendar quarter or each trigger date (any date on which the BSkyB share price varies by more than 10% since the preceding quarter-end or previous trigger date). In the event the BSkyB share price falls below 629 pence per share, Vivendi Universal will pay the difference to the financial institution at the end of each calendar quarter or immediately if the share price falls by more than 10%. In the event the BSkyB share price increases above 629 pence per share, the difference is posted to a deferred account until the swap agreement matures. Additionally, at the end of each calendar quarter Vivendi Universal incurs interest at Libor +0.60% on the nominal value of the swap. The European Commission designated an independent expert to verify the legality of the transaction. Based on his findings, the European Commission concluded that the transaction was compliant with requirements imposed in October 2000. On behalf of the European Commission, the independent expert has continued to monitor Vivendi Universal's commitments related to the transaction until its conclusion.

     In December 2001, the financial institution issued share certificates exchangeable into 150 million BSkyB shares, representing 37% of the shares held by the British companies. At the same time, Vivendi Universal and the financial institution agreed to reduce the nominal value of the total return swap by the same proportion (37%). This definitively established the value of the 150 million BSkyB shares at 700 pence per share, including a block discount of 11% (higher than a standard discount due to the characteristics of the financial instrument placed on the market).

     In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal's payment of related costs.

  French GAAP

     Under French GAAP, the disposal of the investment in BSkyB was not recognized as a sale in 2001 because, although the beneficial interests of the two British companies are held by the financial institution,

Vivendi Universal remains a shareholder of the two companies and retains the financial exposure relative to their assets through the total return swap agreement. Accordingly, an asset representing the BSkyB shares held by the British companies (E 1,547 million) and a liability representing the borrowings (E 3,948 million) used to acquire them are recorded in Vivendi Universal's consolidated financial statements. However, the December 2001 capital gain before tax of E 1.1 billion was recognized as definitive due to the reduction in the nominal value of the total return swap in connection with the issuance of 150 million exchangeable shares certificates.

     In May 2002, as a result of the termination of the total rate of return swap on those shares, Vivendi Universal recognized a pre-tax gain of approximately E 1.6 billion, net of expenses, and was able to reduce gross debt by approximately E 4 billion.

  US GAAP

     Under US GAAP, the disposal of the BSkyB shares to the two British companies was recognized as a sale as defined by SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125, as the British companies met all the criteria of Qualified Special Purpose Entities (QSPE). Consequently, a E 1.3 billion pre-tax capital gain was recognized in 2001. The total return swap was accounted for a derivative instrument under SFAS 133, at fair value with changes in fair value recognized in current period earnings. It was recognized as income in the amount of E 523 million at December 31, 2001.

     As a result of the termination of the total return swap in May 2002, Vivendi Universal recognized a pre-tax loss of E 523 million.

17.2.3 ACCOUNTING FOR VEOLIA ENVIRONNEMENT

  French GAAP

     Note 3.2.3 to the consolidated financial statements describes a series of transactions that took place during 2002 in connection with the reduction of the Vivendi Universal's holdings in Veolia Environnement. Under French GAAP, Vivendi Universal consolidated its investment in Veolia Environnement until December 31, 2002, when Vivendi Universal reduced its ownership interest in Veolia Environnement from 41% down to 20.4%. Until that date, Vivendi Universal held more than 40% of Veolia Environnement's outstanding shares and no other shareholder held, directly or indirectly, a greater proportion of Veolia Environnement's voting rights than Vivendi Universal.

  US GAAP

     Under US GAAP, the equity method of accounting was applied beginning July 1, 2002, the date at which Vivendi Universal's equity and voting interest was reduced to 48%. This difference between French GAAP and US GAAP has no impact on the reconciliation of shareholders' equity, net income and comprehensive income to US GAAP.

     The following special purpose condensed statement of income and statement of cash flows have been prepared on the basis of French GAAP, with the use of the equity method of accounting for the Vivendi Universal's investment in Veolia Environnement applied beginning July 1, 2002. The statement of income should be read in conjunction with the reconciliation of net income under French GAAP to US GAAP included in Note 17.3.2 to the Financial Statements.

                   CONDENSED SPECIAL PURPOSE INCOME STATEMENT

                                                                    YEAR ENDED
                                                                DECEMBER 31, 2002
                                                                   ON THE BASIS
                                                                 DESCRIBED ABOVE
                                                              ----------------------
                                                              (IN MILLIONS OF EUROS)
REVENUES....................................................        E  43,063
Cost of revenues............................................          (28,754)
Selling, general and administrative expenses................          (10,871)
Other operating expenses, net...............................             (550)
                                                                    ---------
OPERATING INCOME............................................            2,888
Financial expenses, net.....................................             (996)
Financial provisions........................................           (2,839)
Other income (expense)......................................             (696)
                                                                    ---------
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND MINORITY INTEREST.......           (1,643)
Exceptional items, net......................................            1,694
Income tax (expense) benefit................................           (2,416)
                                                                    ---------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST.........................................           (2,365)
Equity in (losses) earnings of disposed businesses..........               17
Equity in (losses) earnings of unconsolidated companies.....             (685)
Goodwill amortization.......................................           (1,129)
Goodwill impairment.........................................          (18,442)
                                                                    ---------
INCOME (LOSS) BEFORE MINORITY INTEREST......................          (22,604)
Minority interest...........................................             (697)
                                                                    ---------
NET INCOME (LOSS)...........................................        E (23,301)
                                                                    =========
EARNINGS (LOSS) PER BASIC SHARE.............................        E  (21.43)
                                                                    =========
ADJUSTMENTS TO CONFORM TO U.S. GAAP:
  Cumulative effect of change in accounting principles,
     after tax, impairment resulting from adoption of FAS
     142....................................................        E (15,540)
  Business combination and goodwill.........................              (36)
  Goodwill impairment charge................................           (4,425)
  Impairment of long-lived assets...........................              113
  Intangible assets.........................................               (5)
  Financial instruments.....................................              854
  Disposal of investment in BSkyB...........................           (2,025)
  Employee benefit plans....................................              (70)
  Other.....................................................              (51)
Tax effect on adjustments...................................            1,509
Adjustments to conform to U.S. GAAP relative to Veolia
  Environnement.............................................           (1,470)
                                                                    ---------
     Sub-total..............................................          (21,146)
                                                                    ---------
U.S. GAAP NET INCOME (LOSS).................................        E (44,447)
                                                                    ---------

               CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS

                                                                    YEAR ENDED
                                                                DECEMBER 31, 2002
                                                                   ON THE BASIS
                                                                 DESCRIBED ABOVE
                                                              ----------------------
                                                              (IN MILLIONS OF EUROS)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss).........................................        E (23,301)
  Reversal of equity in (losses) earnings of sold
     businesses.............................................              (17)
  Adjustments to reconcile net income to net cash provided
     by operating activities:                                              --
     Depreciation and amortization..........................           23,163
     Financial provisions...................................            2,839
     Gain on sale of property and equipment and financial
      assets, net...........................................           (2,119)
     Undistributed earnings from affiliates, net............              840
     Deferred taxes.........................................            1,704
     Minority interest......................................              697
  Changes in assets and liabilities, net of effect of
     acquisitions and dispositions:                                      (517)
                                                                    ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES............            3,289
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property, plant, equipment and other..........           (2,837)
  Proceeds from sale of property, plant, equipment and
     other..................................................              217
  Purchase of investments...................................           (4,682)
  Sale of investments.......................................            9,714
  Sale of spirits and wine business.........................               --
  Sale (purchase) of portfolio investments..................               --
  Net decrease (increase) in financial receivables..........           (1,626)
  Purchase of treasury shares held as marketable
     securities.............................................               --
  Sales (purchases) of other marketable securities..........              312
                                                                    ---------
       NET CASH PROVIDED BY (USED FOR) INVESTING
        ACTIVITIES..........................................            1,098
CASH FLOW FROM FINANCING ACTIVITIES:
  Net increase (decrease) in short-term borrowings..........           (3,235)
  Notes mandatorily redeemable for new shares of Vivendi
     Universal..............................................              767
  Proceeds from issuance of borrowings and other long-term
     debt...................................................            2,152
  Principal payment on borrowings and other long-term
     liabilities............................................           (1,515)
  Net proceeds from issuance of common shares...............               63
  Sales (purchases) of treasury shares......................            1,973
  Cash dividends paid.......................................           (1,243)
  Cash payment to USA Interactive...........................           (1,757)
                                                                    ---------
       NET CASH (USED FOR) PROVIDED BY FINANCING
        ACTIVITIES..........................................           (2,795)
  Effect of foreign currency exchange rate changes on cash
     and cash equivalents...................................              978
                                                                    ---------
CHANGE IN CASH AND CASH EQUIVALENTS.........................        E   2,570
                                                                    =========
CASH AND CASH EQUIVALENTS:
  Beginning.................................................        E   4,725
                                                                    =========
  Ending....................................................        E   7,295
                                                                    =========

17.2.4 AMORTIZATION OF ACQUIRED FILM COST

  FRENCH GAAP

     Under French GAAP, Vivendi Universal estimated the fair value of films acquired in the context of the Seagram Transaction in accordance with the normalized margin method.

  US GAAP

     Under US GAAP, FAS 142, which became effective in 2002, recommends that the fair value of films acquired in the context of a business combination should be based on the discounted cash flow methodology rather than any other methodology.

     This difference between French GAAP and US GAAP has no impact on 2002 reconciliation of shareholders' equity, net income and comprehensive income to US GAAP.

17.3 RECONCILIATION OF SHAREHOLDERS' EQUITY, NET INCOME AND COMPREHENSIVE INCOME TO US GAAP

17.3.1 RECONCILIATION OF SHAREHOLDERS' EQUITY TO US GAAP

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                  (IN MILLIONS OF EUROS)
Shareholders' equity as reported in the Consolidated
  Statement of Shareholders' Equity.........................  E 14,020   E 36,748   E 56,675
  Adjustments to conform to US GAAP:(2)
  Business combinations and goodwill(3).....................     8,171      8,158      8,783
  Goodwill impairment charge................................    (8,861)    12,626         --
  Impairment of long-lived assets(1)........................        23        (90)       (88)
  Intangible assets(4)......................................      (462)      (427)      (329)
  Financial instruments.....................................    (1,241)    (1,492)       823
  Disposal of investment in BSkyB...........................    (1,307)       774         --
  Employee benefit plans....................................      (196)        --        (23)
  Other.....................................................      (208)      (127)       192
Tax effect on adjustments...................................     1,281       (268)    (1,304)
                                                              --------   --------   --------
                                                                11,220     55,902     64,729
                                                              --------   --------   --------
Fees associated with BSkyB swap, after tax..................        --        (37)        --
                                                              --------   --------   --------
                                                                11,220     55,865     64,729
Puts on Vivendi Universal's own shares......................      (155)    (1,597)        --
                                                              --------   --------   --------
US GAAP shareholders' equity................................  E 11,065   E 54,268   E 64,729
                                                              ========   ========   ========

---------------

(1) Those provisions relate to real estate assets.

(2) For 2002, 2001, 2000 impacts of those adjustments on French GAAP balance sheet are:

     - Business combinations and goodwill: "Goodwill, net"

     - Goodwill impairment charge: "Goodwill, net"

     - Impairment of long lived assets: "Property, plant and equipment, net"

     - Intangible assets: "Other intangible assets, net"

     - Financial instruments: "Other marketable securities" & "Other investments"

     - Disposal of investment in BSkyB: "Short-term loans receivable", "Other marketable securities" & "Long-term debt"

     - Employee benefit plans: "Reserves & allowances"

     - Tax effect on adjustments: "Deferred tax assets" & "Deferred taxes"

(3) Adjustments related to business combination and goodwill mainly impact gross amount of goodwill due to differences in accounting policy between French and US GAAP -- see note 17.1.

(4) Adjustments related to intangible assets mainly impact the accumulated amortization line on these assets -- see note 17.1.

17.3.2 RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE TO US GAAP

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                2002        2001       2000
                                                              ---------   ---------   -------
                                                                  (IN MILLIONS OF EUROS)
Net income as reported in the Consolidated Statement of
  Income....................................................  E (23,301)  E (13,597)  E 2,299
Adjustments to conform to US GAAP:
  Business combination and goodwill.........................         32        (333)     (263)
  Goodwill impairment charge................................     (4,425)     12,626        --
  Impairment of long-lived assets...........................        113          (1)      (23)
  Intangible assets.........................................        (23)        (62)     (106)
  Financial instruments.....................................        869         377       105
  Disposal of investment in BSkyB...........................     (2,025)        774        --
  Employee benefit plans....................................        (72)        (33)     (108)
  Other(2)..................................................        (83)       (290)      (46)
Tax effect on adjustments...................................      1,530        (557)       50
                                                              ---------   ---------   -------
                                                                (27,385)     (1,096)    1,908
                                                              =========   =========   =======
Fees associated with BSkyB swap, after tax..................         --         (37)       --
                                                              ---------   ---------   -------
     US GAAP net income (loss), before cumulative effect of
       change in accounting principles, after tax...........  E (27,385)  E  (1,133)  E 1,908
                                                              =========   =========   =======
Cumulative effect of change in accounting principles, after
  tax(1)....................................................    (17,062)        (39)       --
                                                              ---------   ---------   -------
US GAAP net income (loss)...................................  E (44,447)  E  (1,172)  E 1,908

---------------

(1) Adoption of FAS 142 in 2002 and FAS 133 in 2001.

(2) Other adjustments mainly relate to insignificant adjustments from French GAAP to US GAAP net income: lease contracts, public service contracts in environment business & reserves not recognized under US GAAP. For 2001 this line includes a negative E 262 million adjustment in US GAAP on reserves mainly due to decoders replacement at Canal+ level.

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2002          2001
                                                              -----------   ----------
                                                               (IN MILLIONS OF EUROS,
                                                              EXCEPT PER SHARE AMOUNT)
Net income -- basic.........................................   E (44,447)    E (1,172)
  Dilutive effect of
     Shares issuable on conversion of debt..................          33           27
                                                               ---------     --------
  Net income diluted........................................   E (44,414)    E (1,145)
                                                               =========     ========
  Weighted average number of shares outstanding -- basic
     (millions).............................................     1,086.9        980.9

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2002          2001
                                                              -----------   ----------
                                                               (IN MILLIONS OF EUROS,
                                                              EXCEPT PER SHARE AMOUNT)
  Dilutive effect of
     Shares issuable on conversion of debt..................       114.2         34.6
     Shares issuable on exercise of dilution options........         3.0          4.0
     Shares attributable to stock purchase plans............         1.1          4.4
     Shares applicable to warrants..........................         0.0          1.1
     Shares applicable to put options sold..................        19.9          7.2
                                                               ---------     --------
Weighted average number of shares outstanding -- diluted
  (millions)................................................     1,225.1      1,032.2
                                                               =========     ========
Earning per share -- basic..................................   E  (40.89)    E  (1.19)
Earning per share -- diluted................................   E  (40.89)    E  (1.19)
Earning per share before cumulative effect of change in
  accounting principles, after tax-basis....................   E  (25.19)    E  (1.16)
Earnings per share before cumulative effect of change in
  accounting principles after tax and dilution..............   E  (25.19)    E  (1.16)

  GOODWILL AND OTHER INTANGIBLE ASSETS: ADOPTION OF STATEMENT 142

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 2002        2001        2000
                                                              ----------   ---------   --------
                                                              (IN MILLIONS OF EUROS, EXCEPT PER
                                                                        SHARE AMOUNT)
Reported US GAAP net income.................................  E (44,447)   E (1,172)   E 1,908
Add back Goodwill amortization..............................         --       1,706        699
                                                              ---------    --------    -------
Adjusted US GAAP net income.................................  E (44,447)   E    534    E 2,607
  Basic earnings per share..................................  E  (40.89)   E   0.54    E  4.43
  Diluted earnings per share................................  E  (40.89)   E   0.54    E  4.13

17.3.3 STATEMENT OF COMPREHENSIVE INCOME (LOSS)

     Under US GAAP, the following information would be presented within the Consolidated Financial Statements as either a separate statement or as a component within the Consolidated Statement of Shareholders' Equity:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002        2001      2000
                                                              ---------   --------   -------
                                                                  (IN MILLIONS OF EUROS)
US GAAP net income..........................................  E (44,447)  E (1,135)  E 1,908
Other comprehensive income, net of tax:.....................         --
  Foreign currency translation adjustments..................     (3,615)     1,470      (700)
  Unrealized gains (losses) on equity securities............       (560)    (3,438)    3,158
  Unrealized gains on cash flow hedges......................         --         13        --
  Minimum pension liabilities adjustment....................        (19)      (164)       (5)
                                                              ---------   --------   -------
US GAAP comprehensive income................................  E (48,641)  E (3,254)  E 4,361
                                                              =========   ========   =======

17.3.4 CONSOLIDATED STATEMENT OF INCOME

     Under Rule S-03 of Regulation S-X, revenue and related costs would be presented within the statement of income as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                               (FRENCH GAAP, IN BILLIONS OF
                                                                          EUROS)
Product sales, net..........................................  E  19.3    E  20.8    E   8.8
Service revenues(1).........................................     38.8       36.5       32.7
Other revenues..............................................       --         --        0.1
                                                              -------    -------    -------
  Total revenues............................................  E  58.1    E  57.3    E  41.6
                                                              =======    =======    =======
Cost of products sold.......................................  E (12.7)   E (13.0)   E  (5.4)
Cost of service revenues....................................    (27.8)     (26.5)     (24.7)
Expenses applicable to other revenues.......................       --         --       (0.1)
                                                              -------    -------    -------
  Total costs and expenses applicable to sales and
     revenues...............................................  E (40.5)   E (39.5)   E (30.2)
                                                              =======    =======    =======

---------------

(1) Includes excise taxes and contributions collected on behalf of local authorities in an amount of E 1.7 billion, E 1.8 billion and E 1.7 billion in 2002, 2001 and 2000, respectively.

17.3.5 CONSOLIDATED STATEMENT OF CASH FLOWS

     Reconciliation of Summarized Cash Flow Statement Information to US GAAP

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                  (IN MILLIONS OF EUROS)
Net cash provided by operating activities as reported in the
  Consolidated Statement of Cash Flows......................  E  4,670   E  4,500   E  2,514
  Adjustments to conform to US GAAP:
     VE proportionate consolidation adjustment..............      (591)      (449)      (275)
     VE accounted for using the equity method as of July 1,
       2002.................................................      (969)        --         --
     Canal+ consolidated under the equity method until
       December 2000........................................        --         --         (4)
                                                              --------   --------   --------
Net cash provided by operating activities under US GAAP.....  E  3,110   E  4,051   E  2,235
                                                              ========   ========   ========
Net cash provided by (used for) investing activities as
  reported in the Consolidated Statement of Cash Flows......  E    405   E  4,340   E (1,481)
  Adjustments to conform to US GAAP:
     VE proportionate consolidation adjustment..............       850        678        309
     VE accounted for using the equity method as of July 1,
       2002.................................................       190         --         --
     Purchase of treasury shares reclassification...........        --        141      2,456
     Canal+ consolidated under the equity method until
       December 2000........................................        --         --        885
                                                              --------   --------   --------
Net cash provided by investing activities under US GAAP.....  E  1,445   E  5,159   E  2,169
                                                              ========   ========   ========

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                  (IN MILLIONS OF EUROS)
Net cash (used for) financing activities as reported in the
  Consolidated Statement of Cash Flows......................  E (3,792)  E (7,469)  E   (631)
  Adjustments to conform to US GAAP:
     VE proportionate consolidation adjustment..............      (145)      (311)      (202)
     VE accounted for using the equity method as of July 1,
       2002.................................................     1,067         --         --
     Purchase of treasury shares reclassification...........        --       (141)    (2,456)
     Canal+ consolidated under the equity method until
       December 2000........................................        --         --     (1,934)
                                                              --------   --------   --------
Net cash (used for) financing activities under US GAAP......  E (2,870)  E (7,921)  E (5,223)
                                                              ========   ========   ========

     Under US GAAP, changes in assets and liabilities, net of effect of acquisitions and dispositions would be presented within the consolidated statement of cash flows as follows:

                                                                2002       2001
                                                              --------   --------
                                                               (FRENCH GAAP, IN
                                                              MILLIONS OF EUROS)
Inventories and work-in-progress............................   E  0.2     E  0.3
Accounts receivable.........................................     (0.4)      (1.4)
Other assets................................................     (0.8)      (0.6)
                                                               ------     ------
  CHANGE IN ASSETS..........................................   E (1.0)    E (1.7)
                                                               ------     ------
Accounts payable............................................   E (1.8)    E (0.6)
Other liabilities and accrued expenses......................      0.9       (0.8)
                                                               ------     ------
  CHANGE IN LIABILITIES.....................................   E (0.9)    E (1.4)
                                                               ------     ------
  CHANGE IN ASSETS AND LIABILITIES, NET OF EFFECT OF
     ACQUISITIONS AND DISPOSITIONS..........................   E (0.1)    E (0.3)

17.4 EMPLOYEE BENEFIT PLANS

     In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other post-retirement benefits to eligible employees, as discussed in Note 1. Disclosures in accordance with SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, are presented below.

     The following tables pertain to Vivendi Universal's defined benefit and post-retirement plans principally in the US, the UK, Canada, France, Germany and Japan, and provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the two-year period ending December 31, 2001 and 2002:

                                                                                POSTRETIREMENT
                                                            PENSION BENEFITS       BENEFITS
                                                           ------------------   ---------------
                                                             2002      2001      2002     2001
                                                           --------   -------   ------   ------
                                                                  (IN MILLIONS OF EUROS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year..................  E  2,712   E 2,137   E  274   E  187
Service cost.............................................        54       106        2        1
Interest cost............................................       109       146       17       16
Plan participants' contributions.........................         2         8       --       --
Business combinations....................................        19       568       --       53
Disposals................................................    (1,088)     (242)     (65)      (1)
Curtailments.............................................        (2)       (9)      --       (7)
Settlements..............................................      (118)       --       --       --
Transfers................................................        54        --       --       --
Plan modifications.......................................        64        --       --       --
Actuarial loss, net......................................       109        20       38       34
Benefits paid............................................      (139)      (80)     (16)     (12)
Special termination benefits.............................         4         2       --       --
Other (foreign currency transaction).....................      (200)       56      (31)       3
                                                           --------   -------   ------   ------
Benefit obligation at end of year........................  E  1,580   E 2,712   E  219   E  274
                                                           ========   =======   ======   ======
PROJECTED BENEFIT OBLIGATION AT END OF THE YEAR
US companies.............................................       826     1,108      201      257
French companies.........................................        79     1,017       --       --
Other....................................................       675       587       18       17
                                                           --------   -------   ------   ------
                                                           E  1,580   E 2,712   E  219   E  274
                                                           ========   =======   ======   ======
CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year...........     2,049     2,036       --       --
Actual return on plan assets.............................       (85)     (265)      --       --
Employers' contributions.................................        96        44       16       12
Plan participants' contributions.........................         2         8       --       --
Business combinations....................................        14       551       --       --
Disposals................................................      (980)     (315)      --       --
Settlements..............................................      (118)       --       --       --
Transfers................................................        75        --       --       --
Benefits paid............................................      (138)      (64)     (16)     (12)
Other (foreign currency translation).....................      (107)       54       --       --
                                                           --------   -------   ------   ------
Fair value of plan assets at end of year.................  E    808   E 2,049   E   --   E   --
                                                           ========   =======   ======   ======
FAIR VALUE OF PLAN ASSETS AT END OF YEAR
US companies.............................................       369       714       --       --
French companies.........................................        25       942       --       --
Other....................................................       414       393       --       --
                                                           --------   -------   ------   ------
                                                           E    808   E 2,049   E   --   E   --
                                                           ========   =======   ======   ======

                                                                                POSTRETIREMENT
                                                            PENSION BENEFITS       BENEFITS
                                                           ------------------   ---------------
                                                             2002      2001      2002     2001
                                                           --------   -------   ------   ------
                                                                  (IN MILLIONS OF EUROS)
FUNDED STATUS
Underfunded obligation...................................      (772)     (663)    (219)    (274)
Unrecognized actuarial (gain) loss.......................       424       480       54       37
Unrecognized prior service benefit.......................        39       (70)      (4)      (4)
Unrecognized net transition asset........................        --       (16)      --       --
Write-off of prepaid on multi-employer scheme
  overtime(1)............................................        --       (38)      --       --
                                                           --------   -------   ------   ------
US GAAP net accrued liability............................  E   (309)  E  (307)  E (169)  E (241)
                                                           ========   =======   ======   ======

---------------

(1) Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since it is unlikely that they will be recoverable through future contribution holidays.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were E 1,462 million, E 1,383 million and E 660 million, respectively, as of December 31, 2002 and E 1,864 million, E 1,654 million and E 1,008 million, respectively, as of December 31, 2001. These amounts are shown in detail in the table below:

                                                               2002      2001
                                                              -------   -------
                                                               (IN MILLIONS OF
                                                                   EUROS)
U.S. COMPANIES
  Accumulated benefit obligation............................  E   799   E   984
  Projected benefit obligation..............................  E   825   E 1,108
  Plan assets at fair value.................................  E   368   E   714
                                                              -------   -------
UK COMPANIES
  Accumulated benefit obligation............................  E   310   E   216
  Projected benefit obligation..............................  E   336   E   236
  Plan assets at fair value.................................  E   243   E   208
                                                              -------   -------
FRENCH COMPANIES
  Accumulated benefit obligation............................  E    56   E   262
  Projected benefit obligation..............................  E    69   E   318
  Plan assets at fair value.................................  E    10   E    67
                                                              -------   -------
OTHER COMPANIES
  Accumulated benefit obligation............................  E   218   E   192
  Projected benefit obligation..............................  E   232   E   202
  Plan assets at fair value.................................  E    39   E    19
                                                              -------   -------
TOTAL
  Accumulated benefit obligation............................  E 1,383   E 1,654
  Projected benefit obligation..............................  E 1,462   E 1,864
  Plan assets at fair value.................................  E   660   E 1,008
                                                              -------   -------

     Amounts recognized in the balance sheet at December 31 consist of:

                                                                        POSTRETIREMENT
                                                   PENSION BENEFITS        BENEFITS
                                                   -----------------   -----------------
                                                    2002      2001      2002       2001
                                                   -------   -------   ------     ------
                                                          (IN MILLIONS OF EUROS)
Prepaid benefit cost.............................  E   73    E  240    E   --     E   --
Accrued benefit liability........................    (778)     (810)     (169)      (241)
                                                   ------    ------    ------     ------
US GAAP net accrued liability....................  E (705)   E (570)   E (169)    E (241)
Minimum liability adjustment(1)..................     396       263        --         --
                                                   ------    ------    ------     ------
US GAAP net accrued liability recognized.........  E (309)   E (307)   E (169)    E (241)
                                                   ======    ======    ======     ======

---------------

(1) US GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction of shareholder's equity, net of tax. US GAAP does not permit the recognition of an asset if the fair value of the plan assets exceeds the accumulated benefit obligation.

Net accruals in the accompanying consolidated balance sheet can be compared with the balances determined under US GAAP as follows:

                                                                        POSTRETIREMENT
                                                   PENSION BENEFITS        BENEFITS
                                                   -----------------   -----------------
                                                    2002      2001      2002       2001
                                                   -------   -------   ------     ------
                                                          (IN MILLIONS OF EUROS)
US GAAP net accrued liability....................  E (705)   E (570)   E (169)    E (241)
Excess funding of plans recognized in income only
  when paid back to Vivendi Universal............      (1)       (2)       --         --
Impacts of transition obligation, prior service
  costs and actuarial gains recognized with a
  different timing under local regulations.......      --       (74)       --         (1)
Minimum liability adjustment.....................     396       263        --         --
                                                   ------    ------    ------     ------
French GAAP net accrued liability in consolidated
  financial statements...........................  E (310)   E (383)   E (169)    E (242)
                                                   ======    ======    ======     ======
Accrued..........................................  E (383)   E (623)   E (169)    E (242)
Prepaid..........................................  E   73    E  240    E   --     E   --

     Net periodic pension cost and other post-retirement benefit costs under US GAAP for the years ended December 31 2000, 2001 and 2002 include the following components:

                                                                       POST-RETIREMENT
                                               PENSION BENEFITS            BENEFITS
                                            ----------------------   --------------------
                                            2002     2001    2000    2002   2001    2000
                                            -----   ------   -----   ----   ----   ------
                                                       (IN MILLIONS OF EUROS)
Service cost..............................  E  54   E  106   E  56   E  2   E  1   E   --
Expected interest cost....................    109      146      66     17     16        1
Expected return on plan assets............    (83)    (171)    (91)    --     --       --
Amortization of prior service costs.......      4       (8)     (9)    (1)    (1)      --
Amortization of actuarial gains...........     32        7     (12)     1     --       --
Amortization of transition asset..........     --       (5)     (2)    --     --       --
Curtailments/settlements..................     85       (3)     (1)    --     (7)      --
Write-off of prepaid on multi-employer
  scheme overtime.........................      3        7      22     --     --       --
                                            -----   ------   -----   ----   ----   ------
US GAAP net benefit cost..................  E 204   E   79   E  31   E 19   E  9   E    1
                                            =====   ======   =====   ====   ====   ======

     Annual cost under French GAAP was E 198 million and E 31 million for the years ended December 31, 2002 and 2001, respectively. The difference between these amounts and the annual cost under US GAAP primarily results from the amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

     The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31 2001 and 2002 were:

                                                                             POST-
                                                              PENSION     RETIREMENT
                                                             BENEFITS      BENEFITS
                                                            -----------   -----------
                                                            2002   2001   2002   2001
                                                            ----   ----   ----   ----
                                                             (IN MILLIONS OF EUROS)
Discount rate.............................................   5,7%   6,3%  6,0%    6,9%
Expected return on plan assets............................   7,2%   7,4%  N/A     6,0%
Rate of compensation increase.............................   3,5%   4,3%  3,7%    3,0%
Expected residual active life (in years)..................  12,5   14,5   16,1   13,0

     Expected long-term rates of return for the plan assets have been determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. Vivendi Universal mainly has plan assets in the US, the UK and Canada. In these three countries the expected long-term rates of return for plan assets were respectively 9% as of December 31, 2002 and 10% as of December 31, 2001 for the US plans, 6.25% as of December 31, 2002 and 6.75% as of December 31, 2001 for the UK plans and 5% as of December 31, 2002 and 5.75% as of December 31, 2001 for the Canadian plans.

     For post-retirement benefit measurement purposes, Vivendi Universal assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 10% and 12% in the pre-age 65 and post-age 65 categories, respectively in 2002 to 5.5% and 5.5%, pre-age 65 and post-age 65, respectively by 2010. In 2002, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by E 12 million and the pre-tax expense by E 1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by almost E 11 million and the pre-tax expense by E 1 million.

     Retirement costs of multi-employer plans in France consist of defined contributions determined in accordance with the French law. Defined contributions for the French businesses retained at the end of 2002 amounted to E 73 million in 2002 compared to E 67 million in 2001 for those same businesses and were expensed during the year in which they were incurred.

17.5 STOCK BASED COMPENSATION

17.5.1 EMPLOYEE STOCK OPTION PLANS

     Since its creation through the Merger Transactions on December 8, 2000, Vivendi Universal has adopted several stock options plans under which options may be granted to employees to purchase Vivendi Universal common shares at not less than the fair market value of the shares on the date of the grant. For the most common plans, one third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date, the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.

     For one exceptional performance-related plan, the "out-performance" plan granted on December 8, 2000, outstanding options vest after six years, but can be accelerated after three years based upon the performance of Vivendi Universal common stock versus a composite of the MSCI and Stoxx Media Indices. Under all plans, outstanding options expire eight years from the date of the grant. Under both French and US GAAP, no compensation expense has been recorded in connection with these plans.

     Prior to the Merger Transactions, both Vivendi and Canal+ Group had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of the grants. At Vivendi, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants, at Canal+ Group, the discounts were between 0% and 10%. Under these plans, outstanding options vest over a 3 to 5 year period from the date of the grant, become exercisable over a 3 to 5 year period from the date of the grant and expire 7 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the Canal+ Group options plans were converted to or replaced by Vivendi Universal stock options plans. On this date, the plans were modified so that the options vest in the same way than the new options of the most common plans of Vivendi Universal, described above. Under French GAAP, no compensation expense has been recorded in connection with these stock options plans. Under US GAAP the compensation cost recorded in connection with these plans was E (17.8) million and E 29.9 million for the years ended December 31, 2002 and 2001.

     At the end of June 2002, Veolia Environnement was no longer considered as a subsidiary of Vivendi Universal under US GAAP, which implied a change of status of its employees, who are thus no longer considered as employees of Vivendi Universal. Some of these employees were granted stock-options of Vivendi Universal during the past three years and part of these options were not vested at that date. Since no specific clause was included in the rules of the stock options plans that foresees the terms of a change of status of the grantees, the stock options were neither cancelled nor modified and vest in the same way than before the change of status.

     Therefore, the compensation cost for stock options plans on Vivendi Universal shares held by Veolia Environnement employees has to be remeasured using the fair value method, until these options are definitively vested. The compensation cost recorded in connection with these stock options plans for the year ended December 31, 2002 is non significant before the change in status and E 0.7 million after the change in status.

     In 2001 and 2002, Vivendi Universal granted stock options to the employees of companies it acquired in order to replace their existing stock-options plans. The most important companies are USA Networks, MP3.com and StudioCanal. Under both French and US GAAP, the fair value of the stock options was recorded in addition to the purchase price; however some compensation cost will be recognized under US GAAP for the unvested portion of these options until they are vested to the grantees. The compensation cost recorded in connection with these plans was E 20.9 million and nil for the years ended December 31, 2002 and 2001.

     Transactions involving the combined stock options of Vivendi Universal and CANAL+ are summarized as follows:

                                                                           EXERCISE PRICE OF
                                                           STOCK OPTIONS     STOCK OPTIONS
                                                            OUTSTANDING       OUTSTANDING
                                                           -------------   -----------------
BALANCE, DECEMBER 31, 1999...............................   25,902,867          E 46,2
Granted..................................................   15,131,761          E 85,7
Exercised................................................   (2,329,062)         E 17,3
Cancelled................................................     (126,216)         E 19,2
                                                            ----------          ------
BALANCE, DECEMBER 31, 2000...............................   38,579,350          E 67,0
Granted..................................................    8,827,226          E 48,9
Exercised................................................   (1,630,306)         E 36,8
Cancelled................................................     (180,315)         E 24,4
                                                            ----------          ------
BALANCE, DECEMBER 31, 2001...............................   45,595,955          E 61,0
Granted..................................................    3,186,392          E 19,2
Adjusted.................................................    1,435,325          E 60,8
Exercised................................................     (176,510)         E 20,2
Cancelled................................................   (1,325,335)         E 56,9
                                                            ----------          ------
BALANCE, DECEMBER 31, 2002...............................   48,715,827          E 58,5
                                                            ==========          ======

     On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADS's. Under both French and US GAAP, no compensation expense has been recorded in connection with the Seagram stock options plans. Transactions involving the stock options on ADSs are summarized as follows:

                                                                               WEIGHTED
                                                                               AVERAGE
                                                                            EXERCISE PRICE
                                                                                OF ADS
                                                              ADS OPTIONS      OPTIONS
                                                              OUTSTANDING    OUTSTANDING
                                                              -----------   --------------
BALANCE, DECEMBER 8, 2000...................................  32,061,549        $54,1
Granted.....................................................   6,878,697        $67,9
Exercised...................................................    (116,257)       $45,7
Cancelled...................................................     (29,941)       $56,1
                                                              ----------        -----
BALANCE, DECEMBER 31, 2000..................................  38,794,048        $56,6
Granted.....................................................   7,626,536        $55,9
Exercised...................................................  (3,520,575)       $45,4
Cancelled...................................................  (1,204,118)       $72,9
                                                              ----------        -----
BALANCE, DECEMBER 31, 2001..................................  41,695,891        $56,9
Granted.....................................................  10,096,389        $26,5
Adjusted....................................................   1,128,744        $49,6
Exercised...................................................  (1,212,832)       $34,8
Cancelled...................................................  (3,246,871)       $63,7
                                                              ----------        -----
BALANCE, DECEMBER 31, 2002..................................  48,461,321        $49,0
                                                              ==========        =====

     The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

                                                          WEIGHTED
                                                           AVERAGE
                                           WEIGHTED       REMAINING                    WEIGHTED
                            NUMBER         AVERAGE       CONTRACTUAL     NUMBER        AVERAGE
RANGE OF EXERCISE PRICES  OUTSTANDING   EXERCISE PRICE      LIFE         VESTED     EXERCISE PRICE
------------------------  -----------   --------------   -----------   ----------   --------------
Stock options in euros
Under E 20..............   4,871,516        E 15.8          4.63        2,420,516      E 19.6
E 20 - E 30.............   1,815,018        E 25.5          1.38        1,815,018      E 25.5
E 30 - E 40.............   2,582,226        E 34.1          3.45        2,091,776      E 33.4
E 40 - E 50.............  12,358,814        E 47.5          5.41        6,788,798      E 48.0
E 50 - E 60.............     883,291        E 56.2          6.70          233,877      E 57.6
E 60 - E 70.............   5,452,883        E 62.3          4.52         5,451505      E 62.3
E 70 - E 80.............  14,918,511        E 74.3          5.32       11,829,602      E 73.8
E 80 and more...........   5,833,568        E 94.6          5.65        3,850,155      E 94.6
                          ----------        ------          ----       ----------       -----
                          48,715,827        E 58.5          5.00       34,481,247      E 60.3
                          ==========        ======          ====       ==========       =====
Stock options on ADS's
  in US dollars
Under $20...............   4,261,870         $15.8          7.79        2,418,557       $16.6

                                                       WEIGHTED
                                           WEIGHTED     AVERAGE
                                           AVERAGE     REMAINING                    WEIGHTED
                               NUMBER      EXERCISE   CONTRACTUAL     NUMBER        AVERAGE
RANGE OF EXERCISE PRICES     OUTSTANDING    PRICE        LIFE         VESTED     EXERCISE PRICE
------------------------     -----------   --------   -----------   ----------   --------------
$20 - $30..................   3,327,980     $ 23.7       7.96        2,838,375       $ 23.2
$30 - $40..................   5,147,935     $ 35.2       2.40        4,617,155       $ 35.3
$40 - $50..................  17,423,065     $ 44.1       5.43       10,428,106       $ 44.5
$50 - $60..................   3,457,511     $ 57.6       5.73        3,243,688       $ 58.0
$60 - $70..................   7,486,958     $ 65.7       5.86        5,649,250       $ 65.9
$70 - $80..................   7,125,806     $ 73.8       7.02        7,125,806       $ 73.8
Over $80...................     230,196     $268.7       6.95          230,196       $268.7
                             ----------     ------       ----       ----------       ------
                             48,461,321     $ 49.0       5.82       36,551,133       $ 51.5
                             ==========     ======       ====       ==========       ======

     At December 31, 2002, 34,481,247 stock options and 36,551,133 stock options on ADS's were exercisable at weighted average exercise prices of E 60.3 and US$51.5, respectively. The options outstanding at December 31, 2002 expire in various years through 2010.

     The weighted -- average grant-date fair value of options granted during the year was E 13.49 in 2002, E 23.51 in 2001 and E 32.76 in 2000.

     The fair value of Vivendi Universal options grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

                                                                 DECEMBER 31,
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
Expected life (years).......................................   5.5    6.3    7.9
Interest rate...............................................   5.0%   4.9%   4.8%
Volatility..................................................  60.0%  35.0%  35.0%
Dividend yield..............................................     0%     1%     1%

     In addition to the Vivendi Universal corporate plans described above, several consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary's stock. However, these plans are insignificant.

     Under US GAAP, the total compensation cost recorded in connection with employee stock options plans was E 4 million at December 31, 2002.

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               2002     2001    2000
                                                              ------   ------   -----
                                                              (IN MILLIONS OF EUROS)
Vivendi Universal and Canal+ Group's plan prior to the
  merger of December 8, 2000................................  (17.8)    29.9     8.6
Vivendi Environment's plan..................................    0.7      1.0     1.3

17.5.2 EMPLOYEE STOCK PURCHASE PLANS

     Vivendi Universal maintains savings plans that allow substantially all full time non-US employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. The shares are sold to employees at a 15% discount from the lower of the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors and the market price on the date of authorization by the Board of Directors. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer. The compensation cost recorded in connection with these plans was E 4.4 million, E 1 million and E 86 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

     Vivendi Universal maintains a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of non-French subsidiaries. At the end of a five-year period, the employees are given assurance that they will receive the maximum amount of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal is hedged through a trustee based in Jersey by Societe Generale. The compensation cost recorded in connection with Pegasus was E 59.6 million and E 17 million and E 10 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

     Shares sold to employee stock purchase plans are as follows:

                                                                DECEMBER 31,
                                                      ---------------------------------
                                                        2002        2001        2000
                                                      ---------   ---------   ---------
Number of shares....................................  2,402,142   2,604,670   8,937,889
Proceeds on sales (in millions of euros)............         25         133         555
Average cost if treasury stock sales (in euros).....         10          51          62

     Under US GAAP, the total compensation cost recorded in connection with employee stock purchase plans was E 64 million, E 18 million and E 96 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

17.6 RESTRUCTURING COSTS

     Under US GAAP, the requirements for recording a reserve for restructuring include the development of a formal plan, specific identification of operations and activities to be restructured, approval and commitment of management and notification to the employees to be terminated. Additionally, restructuring reserves may only be recorded if the related costs are not associated with or do not benefit continuing activities of Vivendi Universal and if the plan is expected to be largely completed within one year of initiation and no significant changes to the plan are likely. The reconciliation between the French and US GAAP provision for restructuring is as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2002     2001
                                                              ------   -------
                                                              (IN MILLIONS OF
                                                                   EUROS)
French GAAP provision for restructuring:
  Reorganization and restructuring costs(1).................  E  57    E  314
  Accrual for exit activities related to Seagram
     acquisition(2).........................................     56       300
  Other(3)..................................................     --        18
                                                              -----    ------
                                                                113       632
  Adjustments to conform to US GAAP(4)......................     --      (157)
                                                              -----    ------
  US GAAP provision for restructuring.......................  E 113    E  475
                                                              =====    ======

---------------

(1) Recorded in provisions and allowances in the consolidated balance sheet (see
    Note 6).

(2) Recorded in other non-current liabilities and accrued expenses in the consolidated balance sheet (see Note 10).

(3) Relates to Vivendi Universal Publishing's interactive games operations. Recorded in accounts payable in the consolidated balance sheet.

(4) As of December 31, 2001 primarily relates to accruals and reorganization costs at Veolia Environnement, which qualify as restructuring costs under French GAAP but not under US GAAP (E 120 million at December 31, 2001). Certain of the accruals qualified as probable and estimable liabilities under SFAS No. 5, Accounting for Contingencies, thus the adjustment is only a reclassification with no impact on net income or shareholders' equity. Other accruals, recorded in prior years, did not comply with the provisions of Issues Task Force (EITF) 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and as such their reversal resulted in a net income/shareholders' equity adjustment.

     In connection with the Merger Transactions and the integration of several other significant acquisitions, as discussed in Note 3, Vivendi Universal's management developed and committed to a variety of formal restructuring programs that were communicated to employees. The restructuring programs impacted several business segments and primarily related to the consolidation of facilities and related reductions in employee headcount. Costs incurred, include amounts associated with employee termination and early retirement programs, asset divestitures and costs associated with lease and other contract terminations. These plans are generally completed within one year of initiation.

     In addition to restructuring programs initiated by Vivendi Universal, certain of the acquired businesses had initiated and were executing their own restructuring programs at the time of acquisition. Vivendi Universal evaluated these programs at the time of acquisition to determine whether they were consistent with the integration strategy. If consistent, restructuring reserves were established through purchase accounting and are reflected as "Changes in scope of consolidation and purchase accounting adjustments" in the following summary of reserves for restructuring:

                                                                                         HOLDING,                      TOTAL
                                                                                        CORPORATE       VEOLIA        VIVENDI
                                 MUSIC   PUBLISHING   TV & FILM   TELECOMS   INTERNET   & NON-CORE   ENVIRONNEMENT   UNIVERSAL
                                 -----   ----------   ---------   --------   --------   ----------   -------------   ---------
                                                                     (EN MILLIONS D'EUROS)
EMPLOYEE TERMINATION RESERVES
Balance at December 31, 1999...  E  --     E  27        E  --      E  --      E  --       E  43          E  52        E  122
  Changes in scope of
    consolidation and purchase
    accounting adjustments.....     --        (4)          --         --         --         (39)            --           (43)
  Additions charged to
    income.....................     --        64           --         --         --          --             --            64
  Utilization..................     --       (10)          --         --         --          (3)           (17)          (30)
  Reversals....................     --        (4)          --         --         --          --             --            (4)
                                 -----     -----        -----      -----      -----       -----          -----        ------
Balance at December 31, 2000...     --        73           --         --         --           1             35           109
Acquisition of Seagram.........      5        --           --         --         --         118             --           123
                                 -----     -----        -----      -----      -----       -----          -----        ------
Balance at December 31, 2000...      5        73           --         --         --         119             35           232
  Changes in scope of
    consolidation and purchase
    accounting adjustments.....     --        (5)          --         --         --          --             24            19
  Additions charged to
    income.....................     --        42           --         --         19          --             18            79
  Utilization..................     (5)      (65)          --         --        (12)        (49)           (35)         (166)
  Reversals....................     --        (2)          --         --         --          --             --            (2)
                                 -----     -----        -----      -----      -----       -----          -----        ------
Balance at December 31, 2001...  E  --     E  43        E  --      E  --      E   7       E  70          E  42        E  162
                                 =====     =====        =====      =====      =====       =====          =====        ======
  Changes in scope of
    consolidation and purchase
    accounting adjustments.....     --        11           --         --         (1)         --            (28)          (18)
  Additions charged to
    income.....................     --         4           --         --         56          --             21            81
  Utilization..................     --       (44)          --         --        (33)        (70)           (35)         (182)
  Reversals....................     --       (10)          --         --         (7)         --             --           (17)
                                 -----     -----        -----      -----      -----       -----          -----        ------
Balance at December 31, 2002...  E  --     E   4        E  --      E  --      E  22       E  --          E  --        E   26
                                 =====     =====        =====      =====      =====       =====          =====        ======
OTHER RESTRUCTURING RESERVES
Balance at December 31, 1999...  E  --     E   5        E  --      E  19      E  --       E  --          E  75        E   99
  Changes in scope of
    consolidation and purchase
    accounting adjustments.....     --        --           20          5         --          --             17            42
  Additions charged to
    income.....................     --        12           --         --         --          --             --            12
  Utilization..................     --        (3)          --        (11)        --          --            (43)          (57)
  Reversals....................     --        (1)          --         (4)        --          --             --            (5)
                                 -----     -----        -----      -----      -----       -----          -----        ------
Balance at December 31, 2000...     --        13           20          9         --          --             49            91
Acquisition of Seagram.........    140        --           51         --         --          86             --           277
                                 -----     -----        -----      -----      -----       -----          -----        ------
Balance at December 31, 2000...    140        13           71          9         --          86             49           368
  Changes in scope of
    consolidation..............     --        --           --         --         --          --             --            --
    and purchase accounting
      adjustments..............     --         4          (20)        --         --          --              2           (14)
  Additions charged to
    income.....................     --        33           24         --         18          --              9            84
  Utilization..................    (23)      (22)         (31)        (9)       (11)         --            (24)         (120)
  Reversals....................     --        (5)          --         --         --          --             --            (5)
                                 -----     -----        -----      -----      -----       -----          -----        ------

                                                                                         HOLDING,                      TOTAL
                                                                                        CORPORATE       VEOLIA        VIVENDI
                                 MUSIC   PUBLISHING   TV & FILM   TELECOMS   INTERNET   & NON-CORE   ENVIRONNEMENT   UNIVERSAL
                                 -----   ----------   ---------   --------   --------   ----------   -------------   ---------
                                                                     (EN MILLIONS D'EUROS)
Balance at December 31, 2001...    117        23           44         --          7          86             36           313
  Changes in scope of
    consolidation and purchase
    accounting adjustments.....     --        (8)          79         --          2          --            (34)           39
  Additions charged to
    income.....................     --        --           (8)        --         18          --             20            30
  Utilization..................   (117)       (9)         (54)        --         (8)        (26)           (21)         (235)
  Reversals....................     --        (3)         (48)        --         (8)         --             (1)          (60)
                                 -----     -----        -----      -----      -----       -----          -----        ------
Balance at December 31, 2002...  E  --     E   3        E  13      E  --      E  11       E  60          E  --        E   87
                                 =====     =====        =====      =====      =====       =====          =====        ======
TOTAL RESTRUCTURING RESERVES
  Balance at December 31,
    2002.......................  E  --     E   7        E  13      E  --      E  33       E  60          E  --        E  113
                                 -----     -----        -----      -----      -----       -----          -----        ------

  SEAGRAM ACQUISITION

     In connection with the acquisition and integration of Seagram, Vivendi Universal management developed a formal exit activity plan that was committed to by management and communicated to employees at the time the merger was consummated. The E 400 million accrual for exit activities consists principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. In 2002 and 2001, cash payments made on the settlement of exit activities approximated E 244 million.

  MUSIC

     Employee termination reserves of E 5 million and other restructuring reserves of E 140 million were established as part of the accrual for exit activities related to the Seagram acquisition as discussed above. At December 31, 2001, all of the employee termination reserves and E 23 million of the other restructuring reserves had been utilized. In 2002, the remaining part of the latter has been utilized.

  PUBLISHING

     Prior to their acquisitions in 1998 by Vivendi Universal, Havas and Grupo Anaya had initiated and were executing their own restructuring programs, primarily focused on headcount reduction. Vivendi Universal evaluated these programs and determined they were consistent with their integration strategy and thus E 48 million of employee termination reserves were established through purchase accounting and were reflected as "Changes in scope of consolidation and purchase accounting adjustments". Concurrent with the acquisitions, Vivendi Universal determined that certain sales and administrative offices were redundant. This resulted in the establishment of E 11 million in termination reserves related to approximately 240 employees of Grupo Anaya (12 management employees and 228 sales and administrative employees) and E 5 million in termination reserves to reduce the administrative headcount at Havas. In addition to the reserves for acquired companies, E 10 million of restructuring reserves were established related to historical subsidiaries. During 1998, E 35 million of the reserves discussed above were utilized and E 1 million were reversed, resulting in a E 38 million employee termination reserve at December 31, 1998.

     In connection with the acquisition of Medi-Media in 1999, E 15 million of employee termination reserves and E 7 million of other restructuring reserves related to the closure and disposal of several operating facilities were established through purchase accounting and were reflected as "Changes in scope of consolidation and purchase accounting adjustments". As part of the integration, a restructuring plan was implemented to terminate approximately 40 employees. In addition to reserves established due to changes in the scope of consolidation, E 18 million of additional employee termination reserves were charged to income in 1999, E 1 million of employee termination reserves were reversed and E 45 million of reserves were utilized, including E 43 million of employee termination reserves and E 2 million of other restructuring reserves.

     During 2000, several divisions within the Publishing business initiated restructuring plans. The games division implemented a down sizing plan, reorganization of shared services and a reallocation of business. These plans resulted in the accrual of E 24 million of employee termination reserves for approximately 570 employees and E 6 million of other restructuring reserves. The education division implemented several restructuring plans, including the downsizing of the French structure, the reorganization of the supply chain in Brazil and Spain and the closure of a site in Belgium. These plans generated restructuring reserves totaling E 22 million, including E 18 million allocated to the termination of approximately 210 employees. The information division implemented a reorganization of its back office department, primarily through mutualization and reallocation of services. Restructuring reserves for this plan totaled E 14 million, resulting in the termination of approximately 220 employees. The services department decided to close down a logistic site, resulting in an employee termination reserve of E 7 million for 117 employees and other facility closure reserves of E 1 million. Headquarters also initiated a restructuring plan that will lead to the termination of 17 employees. The reserve for this plan totaled E 2 million.

     During 2001, changes in the scope of consolidation and purchase accounting adjustments at VUP reduced reserves for restructuring by E 1 million, primarily due to the disposal of France Loisirs. Additional restructuring reserves of E 8 million at Grupo Anaya were recorded due to a change in local legislation, which increased employee termination costs. Under this plan, 37 employees were terminated in 2001 at a cost of E 3 million. At the games division restructuring programs related to logistic reorganization and centralization of shared services continued throughout the year, resulting in the termination of 887 employees for E 18 million and the utilization of other restructuring reserves for E 27 million. Additional reserves of E 33 million were recorded for the closure and downsizing of two studios, including E 13 million for the termination of 337 employees. At the education division, approximately 100 employees were terminated in 2001 related to the downsizing of corporate functions and reorganization of logistics in France, Belgium, Brazil and the US for E 12 million. Additional reserves of E 15 million were recorded in order to complete the plan. At the information division restructuring reserves of E 6 million were utilized in connection with the centralization of Comareg's headquarters in Lyon. Additional reserves of E 10 million were recorded for a new plan initiated for the merger of the consumer press titles. The restructuring program for the centralization of shared services at the B2B division was abandoned generating a E 6 million reversal of reserves. The services division have implemented a new plan to close a logistic site at a cost of E 8 million, E 5 million of which relate to employee termination reserves for 63 employees. The health division completed the closure of its London headquarters and other administrative reorganization plans, utilizing E 21 million in employee termination and other restructuring reserves.

     During 2002, most of Vivendi Universal Publishing assets were sold. The remaining provision for restructuring are mainly related to Games (E 3 million) and the Express-Expansion group which was sold in February 2003 (E 2 million).

  TV & FILM

     Other restructuring reserves of E 51 million were established as part of the accrual for exit activities related to the Seagram acquisition discussed above, of which E 22 million had been utilized by December 31, 2001. The remaining part of the latter has been utilized in 2002. Additional other restructuring reserves of E 24 million were established in 2001 by Canal+ Horizons, a subsidiary of Canal+ Group. Of the total, approximately E 9 million related to their withdrawal from Maghreb and the Middle East (primarily contract termination fees), of which E 1 million had been utilized by December 31, 2001. The remaining E 15 million related to antenna restructuring, of which E 8 million in contract termination fees were paid to American Studios in 2001. The E 20 million restructuring reserve related to the operations of Canal+ Group, which was established as a result of the Merger Transactions in 2001, was reclassified to operating liabilities. As at the beginning of 2002, following purchase of Wizja TV platform to UPC, Canal+ Group's stake in TKP increased which led to change the consolidation method from Equity Method to Full integration. This change was responsible for scope entry in the restructuring provision amounting to E 92.9 million in the consolidated balance-sheet corresponding to the restructuring of this new platform. The decrease of the provision during 2002 amounted to E 70.1 million. The currency translation adjustment amounted to E 13.4 million. It reduced therefore the global provision at end of December 2002 to E 9.4 million. By the end of the period this provision can be detailed as follows: closing of the British subsidiary amount to E 2.6 million, change of subscribers cards and loading new software to Wizja decoders to make them ready to work on one encryption system (E 2.5 million), administrative issues: down-sizing of offices (E 2.3 million), technical issues amount to E 1.7 million and correspond to secure encryption systems and set up software for interactive services.

  TELECOMS

     In December 1997, SFR decided to discontinue mobile telephone service operations utilizing analog technology. In connection with this decision, a reserve of approximately E 59 million was established related to the phasing out of the subscriber base and associated technology. The program was essentially completed by December 31, 2000. The remaining reserves of E 9 million related to other technological changes accrued during previous years, all of which were utilized in 2001.

  INTERNET

     As the result of the general dotcom slowdown, Vivendi Universal's Internet business has made significant changes to its business strategy. In 2001, this resulted in restructuring programs involving employee reduction and other costs associated with the reorganization and reallocation of business. In the US, Flipside finalized a restructuring plan in connection with the acquisition of Uproar. The total costs of the plan amount to approximately E 15 million, comprised of E 9 million in severance and employee termination costs and E 6 million in facility exits costs, including assets writedowns, lease terminations and other exit costs. Additionally, the consolidation of all US Web properties into a single entity called Vivendi Universal Net USA has resulted in a restructuring plan in 2001. Costs associated with this plan are expected to total E 4 million, 95% of which relate to facility and other exit costs. In Europe, restructuring of education and entertainment activities, horizontal portals and support and services activities are expected to cost E18 million, of which employee termination costs account for E 10 million and other restructuring costs for E 8 million.

     Further to Group refocusing strategy implemented in the mid-2002, the restructuring process started in 2001 has been accelerated with a comprehensive plan to either reclassify certain units into other group divisions, or to dispose off others or to shut down those with no foreseeable earning potential. The Net loss for year was therefore impacted by this restructuring program including employee termination, and other exit costs for a total amount of E 59,2 million.

     In Europe, Scoot's was shut down and this resulted in an E 16,7 million cost on the year including both employee termination costs and other exit costs such as contract's termination with various suppliers. Vivendi Universal Net holding incorporated a E 16,8 million provision as of December 31st connected with the holding closing process and the risk or costs with other subsidiaries foreseeable close down.

     In the US, Get Music was shut down and long term liabilities related to lease agreements were reserved for a total amount of E 8,4 million. Vivendi Universal Net USA holding company was downsized resulting in E 9,3 million severance payments to employees.

  HOLDING, CORPORATE & NON-CORE

     Employee termination reserves of E 118 million and other restructuring reserves of E 86 million were established as part of the accrual for exit activities related to the Seagram acquisition as discussed above. At December 31, 2002, the total of the employee termination reserves and E 30 million of the other restructuring reserves had been utilized.

     Vivendi Universal's withdrawal from its non-core businesses, primarily construction and real estate, has been an ongoing process over the past few years. All of the restructuring reserves related to non-core businesses consist of severance and employee termination costs related to headcount reductions. During 1996, 1997 and 1998, employee termination reserves totaling E 174 million were recorded in connection with the termination of 5,611 employees in construction operations (936 management employees and 4,675 construction employees) and reserves of E 11 million were recorded in connection with real estate operations. During the same period, E 132 million of the reserves for construction operations were utilized and 4,263 employees were terminated (801 management employees and 3,462 construction employees). The remaining 1,348 employees, for whom there was a reserve of E 42 million at December 31, 1998, were terminated in 1999. Utilization of the real estate operations reserve was E 1 million during the period, leaving a balance of E 10 million at December 31, 1998.

     During 1999, as a result of a general decline in the demand for construction in markets serviced by its German subsidiaries, Vivendi Universal established a new restructuring plan. Additionally, Vivendi Universal implemented restructuring plans in its civil engineering entities to adapt them to new technology, including digital technology related to electrical contracting. These plans resulted in the accrual of a E 44 million reserve in connection with the termination of 1,460 employees in construction operations (277 management employees and 1,183 workers), of which E 9 million was utilized during the year and 288 employees terminated (49 management employees and 239 construction employees). Also during 1999, additional reserves of E 6 million were recorded for real estate operations, E 6 million were utilized and a reduction of E 2 million was recorded due to changes in the scope of consolidation.

     During 2000, the employee termination reserves related to non-core construction and real estate businesses were reduced to E 1 million primarily due to the disposal of Vinci. These were utilized in 2001.

  ENVIRONMENTAL SERVICES

     Over the past few years, our former Environmental Services business has engaged in several plans to restructure its activities, particularly to rationalize its regional organization. The E 13 million employee termination reserve at December 31, 1998, primarily related to a restructuring plan, implemented during 1997, to rationalize the energy division formed through the merger of Compagnie Generale de Chauffe and EsysMontenay. This plan resulted in a workforce reduction of 1,271 employees, approximately 10% of which were executives and was completed in 2000. The E 25 million other restructuring reserve at December 31, 1998, primarily comprised of lease termination costs and other costs to exit facilities related to a three-year restructuring plan associated with the water businesses in France. This plan, also implemented during 1997, resulted in the closure of approximately 20 regional agencies and 200 local units and was completed in 2000.

     Concurrently with the acquisition of US Filter in April 1999, our Environmental Services business designed and implemented a restructuring plan to streamline its manufacturing and production base, redesign its distribution network, improve its efficiency and enhance its competitiveness. The restructuring plan focused on two primary activities: (i) the combination of certain US Filter operating groups outside the United States with OTV and (ii) the combination and restructuring of the remaining US Filter entities, primarily in North America, with the operations of PSG, a subsidiary of Aqua Alliance. These restructuring plans identified certain manufacturing facilities, distribution sites, sales and administration offices and related assets that became redundant or non-strategic upon consummation of the transaction. The original costs associated with these plans totaled E 109 million. Of the total, E 63 million related to the combination with OTV, consisting of E 45 million in severance and employee termination costs and E 18 million in facility exit costs. The remaining E 46 million related to the North American combination, consisting of E 9 million in severance and employee termination costs and E 37 million in facility exit costs. Facility exit costs include lease termination costs, relocation costs and other exit costs. These costs are reflected in "Changes in scope of consolidation and purchase accounting adjustments' in 1999 and were included in the purchase price allocation for US Filter.

     The combination of US Filter International with OTV, to create Vivendi Water Systems, was achieved through several restructuring plans, the most significant of which was in Benelux. This plan involved the closure or sale of three facilities and the significant down-sizing of a fourth and will result in the severance of 221 employees (including 23 executive employees) for a total amount of E 29 million. This plan is expected to extend until the beginning of 2002 due to significant legal constraints requiring long termination periods. No employee had been terminated as of December 31, 2000. During 2001, 17 employees (including 8 executives) were terminated for a total cost of approximately E 13 million. Facility exit costs associated with this plan originally amounted to E 2 million, however, additional reserves of E 7 million were recorded in 2000 as adjustments to the cost of US Filter International. They are reflected in "Changes in scope of consolidation and purchase accounting adjustments" and had no impact on net income for the period. During 2001, E 1 million of these reserves were utilized.

     Plans related to the other locations involved severance costs of E 16 million in connection with the termination of approximately 147 employees and E 16 million in facility exit costs. During 1999, employee termination costs of E 10 million were utilized in the termination of 81 employees and facility exit costs of E 10 million were utilized. During 2000, employee termination costs of E 4 million were utilized in the termination of 36 employees and the remaining E 6 million of facility exit costs were also utilized. The remaining employees' termination reserve of E 2 million was utilized in 2001 with the termination of 5 senior executives included in a total of approximately 30 terminated employees.

     In the North American restructuring plan, the E 9 million in severance and employee termination costs related to a reduction in the combined workforce of 443 employees (66 management employees, 111 administrative employees, 234 manufacturing employees and 32 sales employees). The E 37 million of facility exit costs, consisted of lease termination costs of E 20 million and other related charges of E 17 million (primarily pension termination accruals). The restructuring plan involved the closure of four manufacturing facilities in US Filter's water and wastewater group. Within US Filter's consumer group, the plan identified the closure of one manufacturing facility, one distribution facility and numerous company-owned dealerships. In addition, the plan identified two additional manufacturing sites and several distribution centers for the remaining US Filter operating groups. During 1999, E 12 million of reserves were utilized, including E 2 million in severance payments in connection with the termination of approximately 141 employees. Also in 1999, E 13 million of preexisting PSG accruals were added to the North American restructuring plan. They are reflected in "Additions charged to income" as they were recorded by PSG in their 1999 statement of income. To complete the North American restructuring plan, additional reserves of E 11 million, including E 4 million of lease termination costs and E 7 million of other related charges, were recorded in 2000 as adjustments to the cost of US Filter International. They are reflected in "Changes in scope of consolidation and purchase accounting adjustments" and had no impact on net income for the period. All additions through "Changes in scope of consolidation and purchase accounting adjustments" in 2000 result from the revision of the calculation of liabilities recorded as of December 31, 1999, which was performed in the first quarter of 2000. No new actions were identified that would result in additional liabilities. During 2000, E 17 million of reserves were utilized, including E 6 million in severance payments in connection with the termination of approximately 250 employees, leaving E 41 million unutilized at December 31, 2000. In 2001, E 23 million of reserves were utilized, including the remaining E 1 million in severance payments in connection with the termination of 52 employees. As of December 31, 2001, E 18 million of the original reserves remained, consisting primarily of lease terminations with extended payment terms and pension termination benefits that will be paid to participants upon settlement of the related plans. Additionally, due to the continued decline in North America, US Filter initiated a new restructuring program in 2001 to reduce headcount and consolidate its manufacturing capacity. Under this program, restructuring reserves of E 18 million were established in connection with the termination of 696 employees, including 264 professionals. During 2001, E 4 million of the reserves were utilized and 142 employees were terminated. Five surface preparation regional headquarters have been combined into two service centers and five manufactory facilities and an after-market facility have been closed. Also in response to the business conditions certain regeneration plants were identified for closure and the company exited the copper etchant recovery business. At December 31, 2001, E 14 million of the new reserves remained unutilized.

     In connection with the acquisitions of Apa Nova Bucuresti and the ex-services division of EDF in 2001, restructuring reserves were established through purchase accounting and were reflected as "Changes in scope of consolidation and purchase accounting adjustments". As part of the integration of Apa Nova Bucuresti, a restructuring plan was implemented to terminate approximately 1,700 employees, of which 85 were professionals. Employee termination reserves of E 19 million were established, primarily related to severance, of which E 12 million was utilized in connection with the termination of 1,200 employees in 2001. As part of the integration of the ex-services division of EDF with their existing operations, Dalkia implemented a restructuring plan to terminate 80 employees, of which 42 were professionals. Employee termination reserves of approximately E 5 million were established, none of which was unutilized in 2001.

     In addition to these plans related to acquired companies, our Environmental Services business implemented less significant restructuring measures in its historical subsidiaries. In 2001, Onyx, as part of a program to reduce their overhead costs, implemented a reorganization of their IT (information technology) services. Restructuring reserves of approximately E 7 million were established, including E 1 million in severance payments, none of which was utilized in 2001. In 1999, an E 11 million reserve, consisting of E 6 million in connection with the closing of Aqua Alliance's headquarters and E 5 million in connection with the consolidation of facilities in subsidiaries of OTV was recorded. The reserve, which was related to lease terminations and asset disposals, was utilized in 2000.

     Following the disposals which occurred in the 2002 financial year, Vivendi Universal is accounted for using the equity method as at December 31, 2002. Thus, at that date, restructuring reserves recorded by this subsidiary have been deconsolidated.

17.7 FILM AND TELEVISION COSTS

                                              DECEMBER 31, 2002            DECEMBER 31, 2001
                                          --------------------------   --------------------------
                                            VUE     CANAL+    TOTAL      VUE     CANAL+    TOTAL
                                          -------   ------   -------   -------   ------   -------
                                                          (IN MILLIONS OF EUROS)
Theatrical film costs:
  Released, less amortization...........  E 1,085   E 350    E 1,435   E 1,376   E 624    E 2,000
  Completed, not released...............        5       8         13        31       8         39
  In production.........................      583      62        645       343       8        351
  In development........................       17      --         17        22      --         22
                                          -------   -----    -------   -------   -----    -------
                                          E 1,690   E 420    E 2,110   E 1,772   E 640    E 2,412
                                          =======   =====    =======   =======   =====    =======
Television costs:
  Released, less amortization...........      483      24        507       300      22        322
  Completed, not released...............       32      --         32         5      --          5
  In production.........................       77      26        103        33      31         64
  In development........................        2      --          2        --      --         --
                                          -------   -----    -------   -------   -----    -------
                                              594      50        644       338      53        391
                                          =======   =====    =======   =======   =====    =======
Program costs, less amortization:
  Current...............................      241      --        241        --      --         --
  Non current...........................      303      --        303        --      --         --
                                          -------   -----    -------   -------   -----    -------
                                              544      --        544        --      --         --
                                          =======   =====    =======   =======   =====    =======
Total...................................    2,828     470      3,298     2,110     693      2,803
Less current portion....................      241      --        241        --      --         --
                                          -------   -----    -------   -------   -----    -------
Film costs, net of amortization.........  E 2,587   E 470    E 3,057   E 2,110   E 693    E 2,803
                                          =======   =====    =======   =======   =====    =======

     At VUE, based on management's total gross revenue estimates as of December 31, 2002, approximately 59% of completed and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized during 2003, and approximately 92% by December 31, 2005. Amortization of acquired film libraries in 2002 and 2001 was E 43 million and E 45 million, respectively. As of December 31, 2002, the Company estimated that approximately, E 619 million of accrued participation and residual liabilities will be payable in 2003".

     At Canal+, based on management's total gross revenue estimates as of December 31, 2002, approximately 41% of completed and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized during 2003, and approximately 72% by December 31, 2005. An amortization level of 80% will be reached by December 2006. Amortization of acquired film libraries in 2002 and 2001 was E 31 million and E 40 million, respectively. As of December 31, 2002, the Company estimated that approximately, E 54 million of accrued participation and residual liabilities will be payable in 2003.

17.8 SFAS 142

     Vivendi Universal adopted SFAS 142 effective January 1, 2002. The adoption of SFAS 142 resulted in ceasing amortizing goodwill, and testing goodwill and indefinite-lived intangible assets for potential impairment, although goodwill on business combinations consummated after July 1, 2001 had not been amortized. The total impairment loss resulting from the adoption in the first quarter of 2002 and the implementation in the fourth quarter of SFAS 142 was approximately E 33.2 billion, of which E 17.1 billion was recorded as a cumulative effect of a change in accounting principle on January 1, 2002. This loss primarily reflects the continued deterioration of the economy since December 2001, as well as the resulting decline in value of some media and telecom assets, which has occurred since the Vivendi, Seagram and Canal Plus merger was announced in June 2000, combined with the impact of the increase in the future financing cost due to the liquidity issues of the Company in 2002. Vivendi Universal has implemented the following goodwill impairment procedures in 2002:

     - Upon adoption of the new standard, Vivendi Universal completed its initial review for impairment, which required the allocation of goodwill and other intangible assets to various reporting units. The fair value of each reporting unit was compared to its carrying value to determine if there was potential impairment. When the fair value of the reporting unit was less than its carrying value, an impairment loss was recognized to the extent that the fair value of goodwill and other intangibles assets within the reporting unit was less than the carrying value. Fair value of goodwill and other intangible assets was determined on a discounted cash flow approach, supported by a market approach, reviewed by third-party appraisers. The total impairment loss resulting from the adoption of SFAS 142 was approximately E 17.1 billion, which was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002.

     - As of October 1, 2002, Vivendi Universal performed its annual impairment review. The total impairment loss resulting from this annual impairment review of goodwill in accordance with SFAS 142 was approximately E 16.1 billion, which was recorded as a charge in reconciliation of net income to U.S. GAAP, as presented in note 17.3.2 to the Financial Statements, as of December 31, 2002. Fair value of goodwill and other intangible assets was determined on a discounted cash flow approach, supported by a market approach, reviewed by third-party appraisers. Vivendi Universal will perform its annual impairment review during the fourth quarter of each year, having commenced in the fourth quarter of 2002.

     - Valuation procedures implemented and assumptions made to assess the fair value of reporting units are summarized in note 3.3 to the Financial Statements.

     The change in the carrying value of goodwill for the year ended December 31, 2002, is as follows:

                                                    IMPAIRMENT LOSSES(1)
                       ------------------------------------------------------------------------------
                        NET BALANCE                       AT ADOPTION     YEAR ENDED     CHANGES IN
                       AT JANUARY 1,   RECLASSIFICATION   (JANUARY 1,    DECEMBER 31,   CONSOLIDATION
                           2002            & OTHER           2002)           2002           SCOPE
                       -------------   ----------------   ------------   ------------   -------------
                                                   (IN MILLIONS OF EUROS)
Telecoms(2)..........      2,954               600             (710)          (536)             8
Music................     15,862                --           (3,900)        (5,000)            49
Vivendi Universal
  Entertainment......      9,360                --           (2,660)        (8,044)         7,866
Groupe Canal+........     16,435              (350)          (7,590)        (5,336)           750
Holding &
  Corporate..........      1,368            (1,368)              --             --             --
Internet.............        559               200             (250)          (462)            (4)
Publishing...........      3,888               (31)              --           (130)        (3,432)

                           IMPAIRMENT LOSSES(1)
                       -----------------------------
                        CURRENCY       NET BALANCE
                       TRANSLATION   AT DECEMBER 31,
                       ADJUSTMENT         2002
                       -----------   ---------------
                          (IN MILLIONS OF EUROS)
Telecoms(2)..........         1           2,316
Music................    (1,182)          5,830
Vivendi Universal
  Entertainment......    (1,662)          4,860
Groupe Canal+........        (1)          3,909
Holding &
  Corporate..........        --              --
Internet.............       (43)             --
Publishing...........        (4)            291

                                                    IMPAIRMENT LOSSES(1)
                       ------------------------------------------------------------------------------
                        NET BALANCE                       AT ADOPTION     YEAR ENDED     CHANGES IN
                       AT JANUARY 1,   RECLASSIFICATION   (JANUARY 1,    DECEMBER 31,   CONSOLIDATION
                           2002            & OTHER           2002)           2002           SCOPE
                       -------------   ----------------   ------------   ------------   -------------
                                                   (IN MILLIONS OF EUROS)
Environmental
  Services...........      7,499               900           (1,522)            --         (6,485)
Other................          3                --               --             (9)             2
                          ------            ------          -------        -------         ------
Total................     57,927               (49)         (16,632)       (19,517)        (1,246)
                          ======            ======          =======        =======         ======

                           IMPAIRMENT LOSSES(1)
                       -----------------------------
                        CURRENCY       NET BALANCE
                       TRANSLATION   AT DECEMBER 31,
                       ADJUSTMENT         2002
                       -----------   ---------------
                          (IN MILLIONS OF EUROS)
Environmental
  Services...........      (392)             --
Other................        --              (4)
                         ------          ------
Total................    (3,282)         17,202
                         ======          ======

---------------

(1) At December 31, 2002, impairment losses not only include E 16,146 million relative to the annual impairment review of goodwill prescribed by SFAS 142, but also include E 4,486 million relative to various entities held for sale (E 2,564 million for Canal Plus, E 462 million for Internet, E 206 million for Vivendi Telecom International and E 130 million for Publishing). Impairment losses do not include E 430 million (E 300 million for Elektrim Telekomunikacja SP and E 130 million for Vizzavi Europe) as of January 1, 2002 and E 1,115 million (E 503 million for Sportfive, E 374 million for Sogecable, E 206 million for Telecom Developpement and E 32 million for Elektrim Telekomunikajca SP) at December 31, 2002.

(2) Impairment losses relate entirely to Vivendi Telecom International.

     Vivendi Universal's other intangible assets primarily consist of:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
                                                              (IN MILLIONS OF EUROS)
Other definite-lived intangible assets:
Audiovisual and music rights................................      5,558        7,840
Trademarks, market share, editorial resources...............         --          711
Film costs, net of amortization.............................      3,599        2,587
Editorial & plate costs.....................................         39          118
Telecom licenses............................................        967          680
Software....................................................         50          146
Other.......................................................        367          544
Veolia Environnement........................................         --        1,373
                                                               --------     --------
Total.......................................................   E 10,580     E 13,999
                                                               ========     ========
Other indefinite-lived intangible assets:
Brands, trademarks and other................................      2,298        3,566
Multiple service operator (MSO) agreements..................        669           --
Veolia Environnement........................................         --        2,350
                                                               --------     --------
Total.......................................................   E  2,967     E  5,916
                                                               ========     ========

     In French GAAP, of the E 1,704 million of acquired intangible assets (refer to Note 3.2.1. Acquisition of the entertainment assets of USA Networks, Inc., preliminary allocation of purchase price with an exchange rate euro/dollar as of May 7, 2002), E 648 million was assigned to film costs that are amortized based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual film forecast basis and E 880 million was assigned to trademarks and Multiple Service Operator (MSO) agreements for E 125 million and E 755 million respectively, that are not subject to amortization. The remaining E 176 million of acquired intangible assets have a weighted-average useful life of approximately 6 years. The intangible assets that make up that amount include deferred charges for E 92 million (4-year weighted-average useful life) and MSO agreements for E 84 million (8-year weighted-average useful life). In US GAAP, the E 92 million deferred charges would be classified as other non current assets instead of intangible assets.

     The Fiscal Year 2001 results on a historical basis do not reflect the provisions of SFAS 142. The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the standard been in effect for the Fiscal Year 2001:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002        2001      2000
                                                              ---------   --------   -------
                                                                  (IN MILLIONS OF EUROS)
Reported net loss...........................................  E (44,447)  E (1,172)  E 1,908
Cumulative effect of change in accounting principle(1)......    (17,062)       (39)       --
                                                              ---------   --------   -------
Loss before cumulative effect of change in accounting
  principle.................................................    (27,385)    (1,133)    1,908
Add back amortization of goodwill...........................         --      1,706       699
                                                              ---------   --------   -------
Adjusted US GAAP net income.................................  E (27,385)  E    573   E 2,607
Earning per share -- basic..................................     (25.20)      0.58      4.43
Earning per share -- diluted................................     (25.20)      0.56      4.07
                                                              ---------   --------   -------

---------------

(1) Adoption of SFAS 142 in 2002 and SFAS 133 in 2001.

17.9 SUPPLEMENTAL INFORMATION REQUESTED BY US REGULATORS

NOTE 1

1.2.6 REVENUES AND COSTS

     Music -- Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for product sales with terms FOB shipping point and on delivery for products sold FOB destination.

  COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Music -- Cost of revenues includes manufacturing costs, royalty expense, copyright expenses, artist costs and recording costs. Included in selling, general and administrative expenses are marketing and advertising expenses, selling and distribution costs, provisions for doubtful receivables and obsolete inventory and overheads.

     TV & Film -- For our TV & Film businesses, cost of revenues includes film and television costs amortization, participation and residual expenses, subscriber management and acquisition costs, television distribution expenses, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs. Selling, general and administrative expenses include salaries and benefits, rent expense, consulting and auditing fees, insurance expense, travel and entertainment expense, administrative departments costs (e.g. Finance, Human Resources, Legal, Information Technology, Head-quarters) and other operating expenses. For our parks, recreation and retail businesses, included in cost of revenues are cost of food, beverage and merchandise, inventory damage and obsolescence expenses and duty and freight costs. Selling, general and administrative expenses include indirect warehouse expense including receiving and inspection expense.

     Telecoms -- Cost of revenues include purchasing costs, interconnection and access costs, network costs and equipment costs. Selling, general and administrative expenses include commercial costs, which consist of marketing costs, commissions to dealers, customer care, head office and administrative costs including wages and salary costs for senior management, human resources, finance, fees, and computer costs.

     Games -- Costs of revenues includes manufacturing costs, warehousing/logistics costs and royalty expense in cost of revenues.

     We are not aware of any differences under US GAAP, with the exception that for our games business, cost of revenues includes internal research and development expense and the amortization of capitalized internal development under French GAAP. Under US GAAP, research and development expense is not a component of cost of revenues. Research & development expense for our games business was approximately $119 million and $90 million in 2002 and 2001, respectively.

  SHIPPING AND HANDLING COSTS

     Actual shipping and handling costs are included in the cost of revenues line item with the following exceptions: at UMG, actual costs for shipping and handling are reported in selling, general and administrative expenses; at Cegetel, shipping and handling costs are recorded as selling, general and administrative expenses; and at VUE, shipping and handling costs, excluding freight and duty fees are included in selling, general and administrative expenses. The total of these costs not included in the cost of revenue line item amounted to E 130 million, E 135 million and E 36 million in 2002, 2001 and 2000, respectively.

     Shipping and handling costs reimbursed by customers for invoice charges such as postage, freight packing and small order surcharges are netted against selling expense under French GAAP. Under US GAAP, these amounts were recorded as revenue. The total of these amounts was less than E 65 million in each of the last two years.

  SLOTTING FEES AND COOPERATIVE ADVERTISING PROGRAMS

     Slotting fees and cooperative advertising are generally recorded as a reduction of revenues. However, cooperative advertising at our games business and placement costs and other price support classified and administered as cooperative marketing costs at our music business were treated as marketing expenses under French GAAP. Under US GAAP these expenses would have been treated as a reduction of sales. In 2002 the impact of this difference was approximately $94 million.

1.2.10 ADVERTISING COSTS

     The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of Vivendi Universal's corporate name have been capitalized and are amortized over five years. Advertising expense was approximately E 1.5 billion and E 1.6 billion for the years ending December 31, 2002 and 2001, respectively. For the year ended December 31, 2000, advertising expense was immaterial, less than E 300 million due to the effect that the Seagram merger only occurred at the end of the year.

1.2.16 OTHER INTANGIBLE ASSETS

     Catalog -- Other intangible assets includes E 3.8 billion and E 5.4 billion as of December 31, 2002 and 2001, respectively, for catalogs of recorded music and music publishing rights. These amounts include acquired intangibles, primarily those acquired with the acquisition of The Seagram Company Ltd. in December 2000, which were recorded on the basis of third-party appraisals obtained at that time and which were subsequently reduced as a result of an updated appraisal in 2002. The valuations were conducted on the basis of the discounted expected future cash flows from the entire portfolio of recordings from artists under contract with the Company at the time of acquisition and recordings from artists no longer under contract, but for which the Company had continuing rights. Management believes that the catalogs are long-term assets of indeterminate (but not indefinite) life and they are being amortized on a straight line basis over 20 years.

     Recoupable Long-Term Artist Advances -- Other intangible assets includes
E 301 million and E 313 million as of December 31, 2002 and 2001, respectively, for net long-term advances to artists which are recoupable against future royalties. Advances are capitalized only in the case of "proven" artists, which are defined as those whose past performance and current popularity supports capitalization. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved.

NOTE 3

3.2.14 MERGER OF VIVENDI, SEAGRAM AND CANAL PLUS

     The following table shows the final allocation of the purchase price of Canal Plus:

                                                              CANAL+ GROUP
                                                              ------------
                                                              (IN MILLIONS
                                                               OF EUROS)
Fair value of net tangible/intangible assets acquired.......    E     (7)
Goodwill recorded as an asset...............................      12,544
                                                                --------
Purchase price..............................................    E 12,537
                                                                ========

3.2.15 DISPOSITION OF SITHE

     In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings Inc. (Exelon) for approximately US$696 million. The net proceeds of the transaction to Vivendi Universal were approximately US$475 million. This operation generated a pre-tax gain of E 15 million, which was the difference between the selling price and the basis of the investment.

     Following the transaction, Exelon is the controlling shareholder of Sithe. Vivendi Universal retains an interest of approximately 34%. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal's remaining interest. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe's results of operations for accounting purposes effective December 31, 2000 and accounted for its investment in Sithe, under French GAAP, under the cost method from January 1, 2001 until December 19, 2002 when Vivendi Universal sold its remaining interest.

     In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for E 2.13 billion. This transaction generated a pre-tax capital gain of E 415 million before E 58 million direct costs incurred in connection with the disposal of these assets (accounting and other MIS systems write-off, staff retention accrual, severance costs for terminated employees).

     As of December 31, 2000, total exceptional pre-tax gain related to the sale of interest in Sithe and the sale of the GPU power plants amounted to E 372 million.

NOTE 4

4.5 INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

     Summarized cash flow information for major subsidiaries consolidated under the proportionate consolidation method in 2000, 2001 and 2002 is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                              (IN MILLIONS OF EUROS)
Net cash provided by operating activities..................  E  591   E  449   E  275
Net cash used for investing activities.....................  E (850)  E (678)  E (309)
Net cash provided by financing activities..................  E  145   E  311   E  202

NOTE 7

     On May 3, 2002 Moody's downgraded Vivendi Universal's (VU) long-term unsecured debt rating to Baa3 from Baa2. This first downgrading did not trigger any event of default under any VU financing arrangement. However, a $750 million Barclays facility was subject to a mandatory prepayment in the event that VU did not have a credit rating of at least BBB or Baa2. Despite the downgrading, Barclays agreed to maintain this facility until its maturity date, on June 25, 2002. Given the short remaining maturity of this facility, the waiver was never documented and the facility was cancelled on June 25, 2002.

     Following the press release issued by Standard & Poors on May 15, 2002 (entitled "Identifying Ratings Triggers and Other Contingent Calls on
Liquidity -- Part 2") on which VU appeared as one of the companies presenting a meaningful degree of liquidity risk linked to significant rating triggers in its credit facilities, VU initiated negotiations with some of its main creditors in order to remove such rating triggers and replace them with financial covenants similar to those contained in the E 3 billion syndicated facility dated March 15, 2002.

     The instruments and facilities with significant rating triggers identified by S&P had an aggregate principal amount of E 5.4 billion and included:

     - the total return swap on BSkyB shares, which was totally unwound on May 14, 2002 (E 2.5 billion);

     - the preferred shares issued by Home Video Inc and subscribed to by Societe Generale for $200 million, which were redeemed, in June 2002 and replaced in June by a bilateral loan to VU without a rating trigger. The agreement to replace the preferred shares by a new facility and concurrently to remove the rating trigger provision was obtained from Societe Generale before May 30, 2002;

     - the total return swap on AOL Europe shares ($812 million), for which VU received a letter from Bayerische Landesbank on May 30, 2002 agreeing to remove the rating trigger;

     - two Bayerische Landesbank facilities (E 1 billion and E 200 million), for which VU received a letter agreeing to remove the rating trigger on May 30, 2002;

     - the preferred shares issued by Universal Music Operations Ltd (L136 million) and by McDougall Litell ($125 million), respectively subscribed to by Credit Lyonnais and BNP Paribas, which contained an early put event upon a rating downgrade. Both banks have given their agreement to remove the early put event based on a rating trigger before end of May 2002.

     No waivers with respect to any events of default needed to be obtained in connection with the amendments to the facilities described above, as VU entered into these negotiations with its creditors voluntarily. VU agreed to pay approximately E 22 million in fees to various financial institutions in order to amend the facilities described above to remove and replace the ratings covenants.

     On July 1, 2002, Moody's downgraded VU's senior debt rating from Baa3 to Ba1, under review with possible further downgrades and the next day S&P downgraded VU to BBB- with negative outlook. The Moody's downgrade caused around E 170 million of credit lines and financial guarantees subject to rating triggers to be cancelled or replaced:

     - an undrawn Fortis back-up line of E 100 million which expired on October 22, 2002. The downgrading of VU resulted in a draw stop of such facility; the utilization of this facility was lost thereafter;

     - two guarantees of $14 million each provided by VU to financial institutions in respect of Universal City Development Partners. The guarantees provided that in case of a downgrade of VU below investment grade, a cash collateral had to be put in place by VU to secure such guarantees. Such cash collateral in an amount of $13.5 million each was put in place in July 2002; and

     - a E 40 million lease-back transaction entered into for the financing of the movie Fierce Creatures. Joseph Seagram & Sons (JES) had granted a guarantee in December 1996 to the bank financing this lease-back. Upon the terms of this guarantee, the JES unsecured debt had to be rated at least BBB- or Baa3 for the first six years. As this obligation could not be met any longer by JES from 2001 because it had stopped preparing consolidated accounts due to the acquisition of its parent company by VU, the latter had started negotiations in December 2001 in which those negotiations were taking place with the lessor to replace the initial guarantee by a Vivendi Universal guarantee. Given the context, this guarantee, which would have contained a rating trigger provision, could not be provided any more. Therefore, this leasing transaction was terminated in December 2002.

     The guarantee granted by VU in July 1998 in connection with the financing of an incineration plant in UK (Tyseley) contained a rating trigger provision whereby, in the event of the loss of the investment grade status by Vivendi Universal, the L18.5 million cash collateral initially put up would be required to be replaced by another of L42 million or an additional letter of credit. However, this commitment was subject to a back-to back counter-guarantee by Veolia Environnement since its inception. This obligation, the transfer of which was decided on previously has been handed over to Veolia Environnement in September 2002 and assumed by the latter from then on.

     No waivers were obtained at that time under any of the facilities described above as a result of the July 1, 2002 downgradings, and there was no consideration paid in connection with the actions described above that were taken.

     On August 14, 2002, VU's long term unsecured debt was downgraded to B1 from Ba1 with possible further downgrade by Moody's and to B+ from BBB- with negative outlook by S&P. Following this further downgrade, a financial institution, Lehman Brothers, which entered into an ISDA master agreement with VU in December 2000, accelerated the exercise of put options on Vivendi Universal shares, entailing the payment of E 150 million in August 2002, which obligations would have otherwise become due between September and December, at the time of the maturity of the options. There was no waiver needed with respect to this agreement at that time and there was no consideration paid to Lehman Brothers.

     Lastly, a guarantee provided by VU in favour of a bank of certain obligations of Universal Studios Inc. and UCF Hotel Venture provides that the Consolidated Net Worth of VU must be at least $40 billion. Due to the impairment provisions recorded by VU, this requirement could not be met any longer after March 31, 2002. The guarantee contract, which currently amounts to $7.5 million, is still under negotiation with the bank with a view to lowering the threshold to E 10 billion which the bank has already agreed to in principle. In the interim, a waiver of the Consolidated Net Worth covenant has been obtained. VU did not pay any consideration in order to obtain this waiver.

     There were no other material debt covenants that VU was not in compliance with other than those described above.

     Bank overdrafts and other short-term borrowings are comprised of numerous individual items. In 2002, bank overdrafts and other short-term borrowings were comprised of E 1,501 million in fixed interest rate debt with interest rates ranging from 1% to 6.5% and E 7,676 million in variable interest rate debt with interest rates of Euribor +0% and Libor $+5%. In 2001, bank overdrafts and other short-term borrowings were comprised of E 1,003 million in fixed interest rate debt ranging with interest rates ranging from 0% to 13.9% and E 13,000 million in variable interest rate debt with interest rates of ranging from Euribor -0.60% to Euribor +4%. Of the total in 2001, E 5,497 million related to Veolia Environnement. In 2000, bank overdrafts and other short-term borrowings were comprised of E 79 million in fixed interest rate debt with interest rates ranging from 3.5% to 13.9% and E 14,773 million in variable interest rate debt with interest rates ranging from Euribor +0.05% to Euribor 1.8%. Of the total in 2000, E 3,992 million related to Veolia Environnement.

     Bonds and bank loans are comprised of numerous individual items. In 2002, bonds and bank loans were comprised of E 2,309 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040 and E 1,207 million in variable interest rate debt with interest rates ranging from Libor L-.58% to Euribor +3%, maturing from 2004 to 2012. In 2001, bonds and bank loans were comprised of E 6,832 million in fixed interest rate debt ranging with interest rates ranging from 0% to 15%, maturing from 2003 to 2040 and E 8,386 million in variable interest rate debt with interest rates of ranging from Euribor -0.27% to Euribor +8.5%, maturing from 2003 to 2018. Of the total in 2001, E 10,814 million related to Veolia Environnement. In 2000, bonds and bank loans were comprised of E 4,654 million in fixed interest rate debt ranging with interest rates ranging from 0.5% to 13.9%, maturing from 2002 to 2021 and E 11,149 million in variable interest rate debt with interest rates ranging from Euribor -0.27% to Euribor 6%, maturing from 2002 to 2018. Of the total in 2000, E 9,409 million related to Veolia Environnement.

     Under French GAAP, proceeds from future receivables sales are accounted as deferred income and the discounting of receivables are accounted for as a sale. Under U.S. GAAP, the deferred income is reclassified as long-term financial debt since the discounting of receivables does not qualify as a true sale under the provisions of SFAS 140.

     At December 31, 2001, Veolia Environnement ("VE") securitized through its water segment accounts receivables for which it received net proceeds in the amount of E 714 million from a Special Purpose Entity ("SPE"). VE recognized pretax loss of E 17 million on such securitization and retained subordinate interests of E 96 million which were recorded at their fair value. At the closing of the securitization program in May 2002, VE received E 53 million in cash and received receivables for E 33 million. Under US GAAP, E 322 million was recorded as short term financial debt at December 31, 2001.

NOTE 10

10.1.3 FINANCIAL EXPENSES, PROVISIONS AND OTHER

     In 2001, financial provisions were primarily comprised of non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other than temporary declines. In 2000, financial provisions related mainly to loss provisions on internet and telecom assets.

NOTE 12

12.2 BUSINESS SEGMENT DATA

  HOLDING AND CORPORATE

     Amounts included in Holding & Corporate line items are not considered fully allocable to individual business segments. However, certain costs that are considered directly related to business segments are allocated on a basis consistent with the historical practices of the Company. In the income statement, Holding and Corporate operating expenses are primarily comprised of occupancy costs and compensation & benefits related to corporate employees. In the balance sheet, assets allocated to Holding & Corporate are those not considered to be directly related to the operations of our business segments, including:

     - Non-consolidated investments (e.g. In 2002, Dupont shares and USAi warrants. In 2001, Dupont shares, BSkyB remaining investment consolidated in French GAAP, Vinci shares, Sithe investment, VU treasury shares)

     - Non operating short-term assets such as deferred income tax

     - Subsidiaries consolidated under equity method (e.g. In 2002, Veolia Environnement)

     - Cash equivalents related to proceeds from disposals (In 2002, Publishing activities, participation in VE and EchoStar).

  OTHER

     In 2002 and 2001, Other is comprised of Vivendi Valorisation, the holder of real estate assets that we intend to sell. In 2000, in addition to Vivendi Valorisation, Oher also included our other real estate business, Nexity, until its sale in July 2000 and Sithe until December 2000 when we reduced our interest to approximately 34%.

SUPPLEMENTARY FINANCIAL DATA

     At the request of the COB (French Securities and Exchange Commission), and to enable shareholders to clearly assess the impact of the consolidation methods used, we provide, for strictly guidance purposes, the following supplementary financial data in condensed form, concerning the contribution of the Cegetel Group and Maroc Telecom to the consolidated financial statements, together with financial statements for Elektrim Telekomunikacja and Elektrim SA.

1. FULLY CONSOLIDATED COMPANIES

     The following financial data indicates the contribution of the Cegetel Group and Maroc Telecom to the consolidated financial statements of Vivendi Universal. Vivendi Universal fully consolidates these two companies, with controlling interests of 59% (85% as from January 23, 2003 following acquisition of an additional 26% interest from the BT Group) and 51% respectively, and corresponding ownership interests of 44% (70% as from January 23, 2003) and 35% respectively.

1.1 CONDENSED STATEMENT OF INCOME

                                                   YEAR ENDED             YEAR ENDED
                                                DECEMBER 31, 2002      DECEMBER 31, 2001
                                               -------------------     -----------------
                                               CEGETEL      MAROC      CEGETEL    MAROC
                                                GROUP      TELECOM      GROUP    TELECOM
                                               -------     -------     -------   -------
                                                        (IN MILLIONS OF EUROS)
Revenues.....................................    7,067       1,487       6,384     1,013
Operating Income.............................    1,449         468         928       387
Income before exceptional items, income
  taxes, goodwill amortization, equity
  interest and minority interest.............    1,409         479         799       365
Income before goodwill amortization, equity
  interest and minority interest.............      562(a)      306         867       265
Income (loss) before minority interest
  recorded by Vivendi Universal..............      109(b)     (109)(c)     714      (523)(c)
                                               -------     -------     -------   -------
Net income (loss)............................  E    50     E  (233)    E   319   E  (638)
                                               -------     -------     -------   -------

     As at December 31, 2002, Cegetel Group income includes a corporate income tax expense of E 846 million (a), and an impairment of goodwill for Telecom Developpement, consolidated using the equity method, for E 206 million (b). Income for Maroc Telecom includes goodwill impairment relating to this company, for an amount of E 300 million at December 31, 2002, and E 700 million at December 31, 2001 (c).

1.2 CONDENSED BALANCE SHEET

                                                   DECEMBER 31, 2002   DECEMBER 31, 2001
                                                   -----------------   -----------------
                                                   CEGETEL    MAROC    CEGETEL    MAROC
                                                    GROUP    TELECOM    GROUP    TELECOM
                                                   -------   -------   -------   -------
                                                          (IN MILLIONS OF EUROS)
Long-term assets.................................    4,565     2,352     5,582     2,736
Current assets...................................    2,625     1,157     2,175(d)     833
  including cash and cash-equivalents............      595       575        28       198
                                                   -------   -------   -------   -------
Total assets.....................................  E 7,190   E 3,509   E 7,757   E 3,569
                                                   =======   =======   =======   =======

                                                   DECEMBER 31, 2002   DECEMBER 31, 2001
                                                   -----------------   -----------------
                                                   CEGETEL    MAROC    CEGETEL    MAROC
                                                    GROUP    TELECOM    GROUP    TELECOM
                                                   -------   -------   -------   -------
                                                          (IN MILLIONS OF EUROS)
Shareholders' equity.............................    1,214     1,494     1,420     1,765
Minority interests...............................    2,005       936     1,722       804
Long-term debt...................................      692       205       709       259
Other non-current liabilities and accrued
  expenses.......................................      351        12     1,116        14
Bank overdrafts and other short-term
  borrowings.....................................      109        30       290        57
Other short-term liabilities.....................    2,819       832     2,500       670
                                                   -------   -------   -------   -------
Total liabilities and shareholders' equity.......  E 7,190   E 3,509   E 7,757   E 3,569
                                                   -------   -------   -------   -------

---------------

(d) After elimination of the loan of E 609 million by the Cegetel Group to Vivendi Universal at this date.

1.3 CONDENSED CASH FLOW STATEMENT

                                                     YEAR ENDED           YEAR ENDED
                                                 DECEMBER 31, 2002    DECEMBER 31, 2001
                                                 ------------------   ------------------
                                                 CEGETEL     MAROC    CEGETEL     MAROC
                                                  GROUP     TELECOM    GROUP     TELECOM
                                                 --------   -------   --------   -------
                                                         (IN MILLIONS OF EUROS)
Cash flow from operating activities............     2,120      770       1,678      410
Cash flow from investing activities............      (497)    (225)       (675)    (165)
Cash flow from financing activities............    (1,056)    (149)     (1,002)     (64)
Effect of foreign exchange rate changes........        --      (18)         --       (5)
                                                 --------   ------    --------   ------
Cash and cash-equivalents......................  E    567   E  378    E      1   E  176
                                                 --------   ------    --------   ------

2. COMPANY ACCOUNTED FOR USING THE EQUITY METHOD

     The following financial data summarize the financial statements of Elektrim Telekomunikacja. Vivendi Universal accounts for this company using the equity method, with a controlling and ownership interest of 49%. In 2002, Elektrim Telekomunikacja consolidated PTC using the proportionate method, this company having previously been accounted for using the equity method, following the contribution by Elektrim SA of its interest in PTC to Elektrim Telekomunikacja in September 2001.

     As indicated in note 13 to the consolidated financial statements (footnote No. 8), Ymer acquired a 2% interest in Elektrim Telekomunikacja in September 2001, after purchasing the corresponding shares from Elektrim. Ymer is a Belgian company independent from Vivendi Universal.

     Vivendi Universal had previously acquired non-voting shares in an investment company, operating as a mutual fund, which enabled Ymer to make its acquisition, for an amount of E 105 million.

     Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right or obligation to sell those shares to Vivendi Universal and is free to sell them to a third-party at any time. Ymer is consequently not consolidated by Vivendi Universal. However, the economic exposure is carried by Vivendi Universal, which consequently records valuation allowances where appropriate, on the basis of quarterly values communicated by the mutual fund manager.

     The value of the initial investment by Vivendi Universal in the investment company has been written down. The net carrying value was E 103 million at December 31, 2001 and E 38 million at December 31, 2002.

2.1 CONDENSED STATEMENT OF INCOME

                                                                     ELEKTRIM
                                                                  TELEKOMUNIKACJA
                                                              -----------------------
                                                                2002           2001
                                                              ---------       -------
                                                              (IN MILLIONS OF EUROS)
Revenues....................................................      749            59
Operating Income............................................      125           (26)
Income before exceptional items, income taxes, goodwill
  amortization, equity interest and minority interest.......     (132)          (55)
Income before goodwill amortization, equity interest and
  minority interest.........................................     (163)          (55)
                                                               ------           ---
Net income (loss)...........................................   (1,063)          (57)
                                                               ------           ---

2.2 CONDENSED BALANCE SHEET

                                                                     ELEKTRIM
                                                                  TELEKOMUNIKACJA
                                                              -----------------------
                                                                2002          2001
                                                              ---------     ---------
                                                              (IN MILLIONS OF EUROS)
Long-term assets............................................     2,987         3,027
Current assets..............................................       176           559
  including cash and cash-equivalents.......................         8             5
                                                               -------       -------
Total assets................................................   E 3,163       E 3,586
                                                               =======       =======
Shareholders' equity........................................     1,428         2,699
Long-term debt..............................................       712           160
Other non-current liabilities and accrued expenses..........        --           192
Bank overdrafts and other short-term borrowings.............       818(a)        485(b)
Other short-term liabilities................................       205            50
                                                               -------       -------
Total liabilities and shareholders' equity..................   E 3,163       E 3,586
                                                               -------       -------

---------------

(a) Before elimination of Vivendi Universal's loan to Elektrim Telekomunikacja for E 525 million (E 322 million, net of provision).

(b) Before elimination of Vivendi Universal's loan to Elektrim Telekomunikacja for E 485 million.

2.3 CONDENSED CASH FLOW STATEMENT

                                                                     ELEKTRIM
                                                                  TELEKOMUNIKACJA
                                                              -----------------------
                                                               2002           2001
                                                              -------       ---------
                                                              (IN MILLIONS OF EUROS)
Cash flow from operating activities.........................     na              71
Cash flow from investing activities.........................     na            (650)
Cash flow from financing activities.........................     na             589
                                                                ---          ------
Cash and cash-equivalents...................................     na          E   10
                                                                ---          ------

---------------

na:  Data not available.

3. UNCONSOLIDATED COMPANY

     The following financial data concerning Elektrim SA have been extracted from the quarterly report on the financial statements for the fourth quarter of 2002 published by this company. As of December 31, 2001, Elektrim SA accounted for Elektrim Telekomunikacja using the equity method, with a 49% controlling and ownership interest. Elektrim SA was declared insolvent in December 2001, and discharged from receivership in October 2002.

     As indicated in note 4.2 to the consolidated financial statements (footnote No. 2), in addition to its 10% interest in the share capital of Elektrim SA, Vivendi Universal entered into a carrying agreement with a third party for an additional 4.99% interest in Elektrim SA. For this purpose, as indicated in note
10.2.5 to the consolidated financial statements (footnote No. 3), Vivendi Universal acquired non-voting shares in an investment company operating as a mutual fund, to an amount of E 58 million. The value of the total investment by Vivendi Universal in Elektrim SA (direct + carrying agreement) amounts to E 154 million gross, for which valuation allowances have been accrued according to evolution of the market price of Elektrim SA shares. The net value of this investment was E 33 million at December 31, 2001, and E 12 million at December 31, 2002. The valuation allowances so accrued have reduced the net carrying value of the Vivendi Universal investment to an amount not exceeding its share in the consolidated shareholders' equity of Elektrim SA at these dates. In accordance with the terms of the carrying agreement set up, and at the request of the third party, Vivendi Universal acquired the capital and current account of MMD, holding a 4.99% interest in Elektrim SA at the end of February 2003 for E 54 million. Vivendi Universal simultaneously collected reimbursement of the mutual fund shares in which it had invested for an amount of E 58 million. Given the valuation allowances already accrued, this operation will have no impact on Vivendi Universal's financial statements in 2003.

3.1 CONDENSED STATEMENT OF INCOME

                                                                   ELEKTRIM SA
                                                              ----------------------
                                                               2002           2001
                                                              -------        -------
                                                              (IN MILLIONS OF EUROS)
Revenues....................................................    618            993
Operating Income............................................    (47)          (131)
Income before tax...........................................   (163)          (146)
                                                               ----           ----
Net income (loss)...........................................   (178)          (126)
                                                               ----           ----

3.2 CONDENSED BALANCE SHEET

                                                                   ELEKTRIM SA
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN MILLIONS OF EUROS)
Long-term assets............................................     1,202        1,348
Current assets..............................................       535          808
  including cash and cash-equivalents.......................       148          278
                                                               -------      -------
Total assets................................................   E 1,737      E 2,156
                                                               =======      =======
Shareholders' equity........................................       288          569
Long-term debt..............................................       581          156
Short-term liabilities......................................       868        1,431
                                                               -------      -------
Total liabilities and shareholders'equity...................   E 1,737      E 2,156
                                                               -------      -------

3.3 CONDENSED CASH FLOW STATEMENT

                                                                    ELEKTRIM SA
                                                              -----------------------
                                                                2002          2001
                                                              ---------     ---------
                                                              (IN MILLIONS OF EUROS)
Cash flow from operating activities.........................      (14)          214
Cash flow from investing activities.........................      (50)          196
Cash flow from financing activities.........................      (47)         (239)
                                                               ------        ------
Cash and cash-equivalents...................................   E (111)       E  171
                                                               ------        ------