Form 20-F
period 2003-12-31
VIVENDI UNIVERSAL
filed 2004-07-01
CIK 1127055

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 001-16301

VIVENDI UNIVERSAL, S.A.

(Exact name of Registrant as specified in its charter)

N/ A	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

42, avenue de Friedland

75380 Paris Cedex 08
France
(Address of principal executive offices)

      Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

Ordinary Shares, nominal value €5.50 per share	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share, nominal value €5.50 per share	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

American Depositary Shares	84,931,033
Ordinary Shares, nominal value €5.50 per share	1,071,518,691

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑  No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐  Item 18 ☑

PRESENTATION OF INFORMATION

      This Annual Report on Form 20-F (referred to herein as this “annual report” or this “document”) has been filed with the United States Securities and Exchange Commission (SEC).

      “Vivendi Universal” refers to Vivendi Universal, S.A., a société anonyme, a form of limited liability company, organized under the laws of the Republic of France, and its direct and indirect subsidiaries. “Vivendi” refers to Vivendi, S.A., the predecessor company to Vivendi Universal. Unless the context requires otherwise, references to “we,” “us” and “our” mean Vivendi Universal, S.A. and its subsidiaries or its predecessor company and its subsidiaries. “Vivendi Universal Entertainment” and “VUE” refer to Vivendi Universal Entertainment LLLP, a limited liability limited partnership organized under the laws of the State of Delaware. “Vivendi Environnement” changed its name pursuant to a shareholder resolution adopted on April 30, 2003 to “Veolia Environnement.” “Shares” refers to the ordinary shares of Vivendi Universal. The principal trading market for the ordinary shares of Vivendi Universal is Euronext Paris S.A., or the Paris Bourse. “ADS” or “ADR” refers to the American Depositary Shares or Receipts, respectively, of Vivendi Universal which are listed on the New York Stock Exchange, or NYSE, each of which represents the right to receive one Vivendi Universal ordinary share.

      This annual report includes Vivendi Universal’s Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 and as at December 31, 2003, 2002 and 2001. Vivendi Universal’s Consolidated Financial Statements, including the notes thereto, are included in “Item 18 — Financial Statements” and have been prepared in accordance with generally accepted accounting principles in France, which we refer to in this annual report as “French GAAP.” Unless otherwise noted, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French law and in European regulations and differs significantly from generally accepted accounting principles in the United States, which we refer to in this annual report as “US GAAP.” See “Item 18 — Note 32” for a description of the significant differences between French GAAP and US GAAP and a reconciliation of net income, shareholders’ equity and other measures from French GAAP to US GAAP.

      Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

CURRENCY TRANSLATION

      Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, was implemented on January 1, 1999 and the euro was introduced. The legal rate of conversion between the French franc and the euro (Euro, euro or €) was fixed on December 31, 1998 at €1.00 = FF6.55957, and we have translated French francs into euros at that rate.

      Share capital in Vivendi Universal is represented by ordinary shares with a nominal value of €5.50 per share. Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the US dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.

      We publish our Consolidated Financial Statements in euros. Unless noted otherwise, all amounts in this annual report are expressed in euros. The currency of the United States will be referred to as “US dollars,” “US$,” “$” or “dollars.” For historical exchange rate information, refer to “Item 3 — Key Information — Exchange Rate Information.” For a discussion of the impact of foreign currency fluctuations on Vivendi Universal’s financial condition and results of operations, see “Item 5 — Operating and Financial Review and Prospects.”

i

FORWARD-LOOKING STATEMENTS

      This annual report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to dispositions, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use the words such as “estimate(s),” “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including without limitation the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet projects, and anticipated cost savings from asset divestitures and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved.

      There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among others:

•	general economic and business conditions, particularly a general economic downturn;

•	industry trends;

•	increases in our leverage;

•	reduced liquidity;

•	changes in our ownership structure;

•	competition;

•	changes in our business strategy and development plans;

•	challenges to, or losses or infringement of, our intellectual property rights;

•	changes in customer preference;

•	technological advancements;

•	political conditions;

•	financial and equity markets;

•	foreign currency exchange rate fluctuations;

•	legal and regulatory requirements and the outcome of legal proceedings and pending investigations;

•	environmental liabilities;

•	natural disasters; and

•	war or acts of terrorism.

      The foregoing list is not exhaustive and there are other factors that may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business, including the disclosures made in “Item 3 — Key Information — Risk Factors,” “Item 5 — Operating and Financial Review and Prospects,” and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk.” All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements included in this document. We undertake no

ii

obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or the occurrence of unanticipated events.

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

Selected Financial Data

      The selected consolidated financial data at year end and for each of the years in the three-year period ended December 31, 2003 have been derived from our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 2000 have been derived from our Consolidated Financial Statements not included in this annual report. You should read this section together with “Item 5 — Operating and Financial Review and Prospects” and our Consolidated Financial Statements included in this annual report.

      Our Consolidated Financial Statements have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP, as they relate to us, are described in Note 32 to our Consolidated Financial Statements. For a discussion of significant transactions and accounting changes that affect the comparability of our Consolidated Financial Statements and the financial data presented below, refer to “Item 4 — Information on the Company — Significant Transactions” and the Notes to our Consolidated Financial Statements.

      On May 11, 2004, the National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE) completed the formation of NBC Universal, a global media and entertainment company with expected 2005 revenues of $15 billion. As a result, Vivendi Universal has an approximate 20% interest in NBC Universal, which is controlled by General Electric Company (GE), instead of its approximate 86% interest in VUE, its former subsidiary. The selected financial data presented below do not reflect the deconsolidation of VUE. For unaudited condensed pro forma consolidated financial statements reflecting the deconsolidation of VUE, see “Item 5 — Results of Operations.”

      Our Consolidated Financial Statements and the selected financial data presented below are reported in euros. For periods presented prior to January 1, 1999, our financial statements are reported in French francs and translated into euros using the official fixed exchange rate of €1.00 = FF6.55957, applicable since December 31, 1998.

	Year Ended December 31,

		2002 with VE
		accounting for
		using the equity	2002 as	2001 as	2000	2000 as	1999	1999 as
	2003	method(a)	published	published	restated(b)	published	restated(c)	published(d)

	(In millions)
INCOME STATEMENT
Amounts in accordance with French GAAP
Revenues	€25,482	€28,112	€58,150	€57,360	€41,580	€41,798	€40,855	€41,623
Revenues outside France	13,967	16,405	31,759	33,075	20,647	20,624	17,244	17,829
Operating income	3,309	1,877	3,788	3,795	1,823	2,571	1,836	2,281
Gain (loss) on businesses sold, net of provisions/ exceptional items(b)	602	1,125	1,049	2,365	3,812	2,947	(846)	(838)
Goodwill amortization and impairment losses	(2,912)	(19,434)	(19,719)	(15,203)	(634)	(634)	(606)	(612)
Minority interests	(1,212)	(574)	(844)	(594)	(625)	(625)	159	(5)
Net income (loss)	(1,143)	(23,301)	(23,301)	(13,597)	2,299	2,299	1,435	1,431
Earnings (loss) per share — basic	(1.07)	(21.43)	(21.43)	(13.53)	3.63	3.63	2.70	2.70
Earnings (loss) per share — diluted	(1.07)	(21.43)	(21.43)	(13.53)	3.41	3.41	2.49	2.49
Dividends per share	—	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Average shares outstanding (millions)(e)	1,071.7	1,087.4	1,087.4	1,004.8	633.8	633.8	530.5	530.5
Shares outstanding at year-end (millions)	1,071.5	1,068.6	1,068.6	1,085.8	1,080.8	1,080.8	595.6	595.6
Amounts in accordance with US GAAP(f)
Revenue	25,321	—	40,062	51,733	34,276	34,276	36,543	36,543
Net income (loss)	(1,358)	—	(43,857)	(1,172)	1,908	1,908	246	246
Basic earnings per share	(1.27)	—	(40.35)	(1.19)	3.24	3.24	0.48	0.48
Diluted earnings per share	(1.27)	—	(40.35)	(1.19)	3.03	3.03	0.48	0.48
FINANCIAL POSITION
Amounts in accordance with French GAAP
Shareholders’ equity	€11,923	€14,020	€14,020	€36,748	€56,675	€56,675	€10,777	€10,892
Minority interests	4,929	5,497	5,497	10,208	9,787	9,787	3,755	4,052
Financial net debt(g)	11,565	12,337	12,337	37,055	35,535	35,535	31,394	31,389
Total assets	54,920	69,333	69,333	139,002	150,738	150,738	84,614	82,777
Total long-term assets	40,564	48,495	48,495	99,074	112,580	112,580	47,916	45,341
Amounts in accordance with US GAAP(f)
Shareholders’ equity	9,804	—	11,655	54,268	64,729	64,729	16,954	16,954
Total assets	54,696	—	69,790	151,139	151,818	151,818	74,497	74,497
CASH FLOW DATA
Amounts in accordance with French GAAP
Net cash provided by operating activities	€3,886	€2,795	€4,670	€4,500	€2,514	€2,514	€772	€1,409
Net cash (used for) provided by investing activities	(3,900)	4,109	405	4,340	(1,481)	(1,481)	(12,918)	(13,556)
Net cash (used for) provided by financing activities	(4,313)	(2,461)	(3,792)	(7,469)	(631)	(631)	13,746	13,746
Capital expenditures	1,552	1,729	4,134	5,338	5,800	5,800	6,154	6,792

(a)	These condensed French GAAP financial data present Vivendi Universal’s consolidation scope as of December 31, 2002. They illustrate the accounting of Veolia Environnement using the equity method from January 1, 2002, instead of December 31, 2002.

(b)	Restated to reflect changes in accounting policies and financial statement presentation adopted in 2001. As permitted by Regulation 99.02 (§41) as approved by the Comité de la Réglementation Comptable (French Accounting Standards Board) in April 1999, Vivendi Universal has elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format previously presented. Previously, the definition of exceptional items was restricted to gain (loss) on businesses sold, net of provisions. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income or financing expense.

(c)	In order to facilitate the comparability of 2000 and 1999 consolidated financial results, the 1999 consolidated results are presented in accordance with accounting policies in effect in 2000. January 1, 2000, Vivendi Universal applied the methodology for consolidated financial statements based on Regulation 99.02 of the French Accounting Standards Board. The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP.

(d)	Actual data as reported by Vivendi Universal before the Vivendi, Seagram and Canal+ merger in December 2000.

(e)	Excluding treasury shares recorded as a reduction of shareholders’ equity.

(f)	2002 amounts under US GAAP reflect the use of the equity method of accounting for Vivendi Universal’s investment in Veolia Environnement beginning July 1, 2002, which represents a significant difference in revenues and the presentation of cash flows in the French GAAP financial statements. To reflect certain additional adjustments more appropriately relating to 2002, Vivendi Universal’s US GAAP net loss for 2002 has been restated. This restatement corresponds to a reduction of the previously reported net loss of €44,447 million to a net loss of €43,857 million and consequently, the shareholders’ equity as of December 31, 2002 was improved from €11,065 million to €11,655 million. The per share amounts for the loss from continuing operations and the net loss were increased by 0.54 euro per share. See “Item 18 — Note 32” for a detailed description of the restatement.

(g)	Financial net debt, a non GAAP measure, is defined as the sum of long-term debt, bank overdrafts and other short-term borrowings less cash and cash equivalents, which are separate line items in the Consolidated Statement of Financial Position. Prior to 2002, Vivendi Universal used financial net debt less other marketable securities and financial receivables. Other marketable securities are separate line items in the Consolidated Statement of Financial Position. Financial receivables are comprised of short-term loans receivable (also a separate line item in the Consolidated Statement of Financial Position) and net interest-bearing long-term loans receivable (included in other investments in the Consolidated Statement of Financial Position). Net interest-bearing long-term loans receivables amounted to €855 million at December 31, 2002 and €716 million in 2003.

Exchange Rate Information

      The following table sets forth, for the periods indicated, the end-of-period average, high and low noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, such rates are set forth as US dollars per euro. On June 28, 2004, the noon buying rate was €1.00 = $1.22.

	Period	Average
Month Ended	End	Rate(1)	High	Low

May 31, 2004	1.22	1.20	1.23	1.18
April 30, 2004	1.20	1.20	1.24	1.18
March 31, 2004	1.23	1.23	1.24	1.21
February 29, 2004	1.24	1.26	1.28	1.24
January 31, 2004	1.25	1.26	1.29	1.24
December 31, 2003	1.26	1.23	1.26	1.20

	Period	Average
Year Ended	End	Rate(2)	High	Low

December 31, 2003	1.26	1.13	1.26	1.04
December 31, 2002	1.05	0.95	1.05	0.86
December 31, 2001	0.89	0.89	0.95	0.84
December 31, 2000	0.94	0.92	1.03	0.83
December 31, 1999	1.00	1.07	1.18	1.00

(1)	The average of the exchange rates for all days during the applicable month.

(2)	The average of the exchange rates on the last day of each month during the applicable year.

Dividends

      The table below sets forth the total dividends paid per Vivendi Universal ordinary share and Vivendi Universal American Depositary Share (ADS) from 1999 through 2003. The amounts shown exclude the avoir fiscal, a French tax credit described under “Item 10 — Additional Information — Taxation — Taxation of Dividends — Withholding Tax and Avoir Fiscal.” We have historically paid annual dividends in respect of our prior fiscal year. We have rounded dividend amounts to the nearest cent.

	Dividend per	Dividend per
	Ordinary Share	ADS

	(euros)	(dollars)(2)
1999(1)	1.00	0.22
2000(3)	1.00	0.89
2001	1.00	0.89
2002	1.00	0.91
2003

(1)	Until 1999 (i.e., until the dividend for the year ended December 31, 1998), we paid dividends in French francs. Amounts in French francs have been translated at the official fixed exchange rate of €1.00 = FF6.55957.

(2)	Translated solely for convenience into US dollars at the noon buying rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the US. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to US dollars for the purpose of making payments to holders of ADSs.

(3)	Prior to December 8, 2000, the date of the completion of the Vivendi S.A., The Seagram Company Ltd. and Canal Plus, S.A. merger transactions (described below under “Item 4 — Information on the Company — History and Development of the Company”), each Vivendi ADS represented one-fifth of a Vivendi ordinary share, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share.

Risk Factors

      You should carefully review the risk factors described below in addition to the other information presented in this document.

Our ability to generate sufficient cash depends on many factors beyond our control.

      While our ability and the ability of our subsidiaries to fund working capital for our operations, research and development and capital expenditures depend on our future operating performance which cannot be predicted with assurance, we believe that our operating cash flow plus our unused credit facilities should provide a sound basis for funding these cash requirements.

      If our future cash flows from operations and capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we and our subsidiaries may be forced to: reduce or delay our business activities, capital expenditures or research and development; obtain additional debt or equity capital; or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we and our subsidiaries would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, our existing debt and any future debt may limit our and our subsidiaries’ ability to pursue any of these alternatives.

We are selling a portion of our assets and businesses to meet our debt obligations and decrease our leverage.

      To meet our debt obligations and decrease our leverage, we are in the process of disposing of certain strategic and non-strategic assets and businesses. After new management was appointed in July 2002, we announced a goal of €16 billion in asset divestitures by the end of 2004. Since July 2002, we have sold assets and businesses for aggregate consideration of approximately €15 billion.

      We can offer no assurances that we will be able to identify potential buyers for our assets and businesses or will be able to consummate any sales to potential buyers we do locate. Our divestitures may prove unsuccessful or may otherwise have a material adverse effect on our ability to conduct business, our operations and our financial condition. For example, we may not always be able to obtain the optimal price for assets and businesses we are required or plan to sell or may receive a price that is substantially lower than the price we paid for the assets or businesses being disposed of. In addition, our continuing operations may suffer as a result of losing synergies with the assets and businesses sold.

Our substantial debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations.

      We have a significant amount of debt. As of December 31, 2003, we had €14.4 billion of gross debt on a consolidated basis. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources” and our Consolidated Financial Statements for further information about our substantial debt.

      Our substantial debt and the covenants in our debt instruments could: require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing our funds available for working capital, capital expenditures, research and development and other general corporate purposes; limit our ability to undertake acquisitions; place us at a competitive disadvantage compared to our competitors that have less debt than we do; restrict our use of proceeds from asset sales, new issuances of equity or debt, or new bank debt facilities; and/or limit our ability to borrow additional funds and increase the cost of any such borrowing.

      The terms of our debt restrict but do not prohibit us from incurring substantial additional debt in the future. Additional debt could further increase the leverage-related risks discussed herein.

Our sales of assets and businesses have resulted in, and will result in, the removal of the results of those businesses and assets from our financial results and may increase the volatility of our financial results. Our ability to benefit from our approximate 20% interest in NBC Universal may be limited as we do not control the business.

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

      Though we have retained an approximate 20% interest in NBC Universal, our ability to share in the positive results for this entity or to receive cash from the entity may be limited as we do not control the business.

Our investment in NBC Universal is illiquid until 2006.

      We do not have the right to monetize our approximate 20% interest in NBC Universal until 2006, at which time we will have the right to monetize our interest over time at fair market value. During the time that we are unable to monetize our interest, and even after we have the right to monetize our interest, there can be no assurance that the fair market value of our interest in NBC Universal will not decline, which may have a material adverse effect on our financial condition.

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

      We are a party to lawsuits and investigations in France and in the US that could have a material adverse effect on us. In France, the Autorité des Marchés Financiers (AMF, formerly the Commission des Opérations de Bourse) commenced in July 2002 an investigation regarding certain of our financial statements. In the US, Vivendi Universal is a party to a number of suits and investigations concerning allegations challenging the accuracy of our financial statements and certain public statements made by us describing our financial condition from late 2000 through 2002. In the opinion of Vivendi Universal, the plaintiffs’ claims in the legal proceedings lack merit, and Vivendi Universal intends to continue to defend against such claims vigorously. However, the outcome of any of these legal proceedings or investigations or any additional proceedings or investigations that may be initiated in the future could have a material adverse effect on us. For a more complete discussion of our legal proceedings and investigations, see “Item 8 — Litigation.”

We have a number of contingent liabilities that could cause us to make substantial payments.

      We have a number of significant contingent liabilities. These liabilities are generally described in Note 29 to our Consolidated Financial Statements included in this document. If we were forced to make a payment due to one or more of these contingent liabilities, it could have an adverse effect on our financial condition and our ability to make payments under our debt instruments.

Our business operations in some countries are subject to additional risks.

      We conduct business in markets around the world. The risks associated with conducting business internationally, and in particular in some countries outside Western Europe, the US and Canada, can include, among other risks: fluctuations in currency exchange rates and currency devaluations; restrictions on the repatriation of capital; differences and unexpected changes in regulatory environments; varying tax regimes which could adversely affect our results of operations or cash flows; exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith; difficulties in attracting and retaining qualified management and employees or rationalizing our workforce; tariffs, duties, export controls and other trade barriers; longer accounts receivable payment cycles and difficulties in collecting accounts receivable; recessionary trends, inflation and instability of the financial markets; higher interest rates; and political instability.

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

      We have substantial assets, liabilities, revenues and costs denominated in currencies other than euros. To prepare our Consolidated Financial Statements we must translate those assets, liabilities, revenues and expenses into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus other currencies will affect the amount of these items in our Consolidated Financial Statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. In addition, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

We may not be able to meet anticipated capital requirements for certain transactions.

      We may engage in projects that require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and our cost of capital depend on numerous factors, including general economic and capital market conditions, availability of credit from banks and other financial institutions, investor confidence in our businesses, restrictions in debt instruments, success of current projects, perceived quality of new projects and tax and securities laws. We may forego attractive business opportunities and lose market share if we cannot secure financing on satisfactory terms.

We may suffer reduced profits or losses as a result of intense competition.

      The majority of the industries in which we operate are highly competitive and require substantial human and capital resources. From time to time, our competitors may reduce their prices in an effort to expand market share, introduce new technologies or services, or improve the quality of their services. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors. In addition, as the markets in which our businesses operate become more competitive, the cost of obtaining important third-party content could increase. Any of these competitive effects could have a material adverse effect on our business and financial performance.

We may not be successful in developing new technologies or introducing new products and services.

      Many of the industries in which we operate are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. The pursuit of necessary technological advances may require substantial investments of time and resources and we may not succeed in developing marketable technologies. Furthermore, we may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render our existing products obsolete, forcing us to write off investments and make substantial new investments.

We may not be able to retain or obtain required licenses, permits, approvals and consents.

      We need to retain or obtain a variety of permits and approvals from regulatory authorities to conduct and expand each of our businesses. The process for obtaining or renewing these permits and approvals is often lengthy, complex, unpredictable and costly. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner — in particular, licenses to provide telecommunications services — our ability to achieve our strategic objectives could be impaired. In addition, any adverse changes in the regulatory environment in which our businesses operate could impose prohibitive costs on us or limit our revenue.

Restructuring at our business units may adversely affect our operations and financial condition.

      In an effort to cut costs and rationalize operations, our business units may engage in restructuring, including closures of facilities and workforce reductions. If a business unit fails to properly carry out any restructuring, its ability to conduct its operations and its results could be adversely affected. Restructurings, closures and staff reductions may also harm our employee relationships, public relationships and governmental relationships, which could in turn adversely affect our operations and results.

We may have difficulty enforcing our intellectual property rights.

      The decreasing cost of electronic and computer equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. Similarly, advances in Internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. A substantial portion of our revenue comes from the sale of audio and audiovisual products that are potentially subject to unauthorized copying and widespread, uncompensated dissemination on the Internet. If we fail to obtain appropriate relief or complete enforcement through the judicial process, or if we fail to develop effective means of protecting our entertainment-related intellectual property, our results of operations and financial position may suffer.

Our motion picture businesses may lose sales due to unauthorized copies and piracy.

      Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and “share” high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. Unauthorized copies and piracy of these products compete against legitimate sales of these products. A failure to obtain appropriate relief from unauthorized copying through judicial decisions and legislation and an inability to curtail rampant piracy may have an adverse effect on our motion picture business.

Universal Music Group has been losing, and is likely to continue to lose, sales due to unauthorized copies and piracy.

      Technological advances and the conversion of music into digital formats have made it easy to create, transmit and “share” high-quality unauthorized copies of music through pressed disc and CD-R piracy, home CD burning and the downloading of music from the Internet. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made and have had, and, we believe, will continue to have, an adverse effect on Universal Music Group (UMG).

The recorded music market has been declining and may continue to decline.

      Economic recession, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space have all contributed to a declining recorded music market. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended and no profitable new format has emerged to take its place. Worldwide sales in the recorded music market have declined since 1999, with no assurances against continued decline. A declining recorded music market is likely to lead to the loss of revenue and operating income at UMG.

Our content assets in television, motion pictures and music may not be commercially successful.

      A significant amount of our revenue comes from the production and distribution of content offerings such as feature films, television series and audio recordings. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The market for these products is highly competitive and competing products are often released into the marketplace at the same time. The commercial success of a motion picture, television series or audio recording depends on several variable factors, including the quality and acceptance of competing offerings released into the marketplace at or near the same time and the availability of alternative forms of entertainment and leisure time activities. Our motion picture business is particularly dependent on the success of a limited number of releases, and the commercial failure of just a few of these motion pictures can have a significant adverse impact on results. Our failure to garner broad consumer appeal could materially harm our business, financial condition and prospects for growth.

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

      A number of new personal video recorders, such as TIVO in the US, have emerged in recent years. These recorders often contain features allowing viewers to watch pre-recorded programs without advertising. The impact of these recorders on viewing patterns and exposure to advertising could have an adverse effect on our operations and results.

Canal+ Group is subject to French and other European content and expenditure provisions that restrict its ability to conduct its business.

      Canal+ Group is regulated by various statutes, regulations and orders. In particular, under its French broadcast authorization, the premium channel Canal+ is subject to, among others, the following regulations: (i) no more than 49% of its capital stock may be held by a single shareholder and (ii) 60% of the films broadcast by the channel must be European films and 40% must be French-language films. Canal+ Group also operates in Poland pursuant to that country’s regulations, which generally stipulate, as does France, financing levels for European and national content. These regulations severely limit Canal+ Group’s ability to choose content and could have an adverse effect on its operations and results.

Item 4:     Information on the Company

History and Development of the Company

      The commercial name of our company is Vivendi Universal, and the legal name of our company is Vivendi Universal, S.A. Vivendi Universal is a société anonyme, a form of limited liability company, initially organized under the name Sofiée, S.A. on December 11, 1987, for a term of 99 years in accordance with the French commercial code. Our registered office is located at 42, avenue de Friedland, 75380 Paris Cedex 08, France, and the telephone number of our registered office is 33 1 71 71 1000. Our agent in the US is Vivendi Universal US Holding Co., located at 800 Third Avenue, 5th Floor, New York, New York 10022. All matters addressed to our agent should be to the attention of the Senior Vice President, Deputy General Counsel.

      We were formed through the merger in December 2000 of Vivendi S.A., The Seagram Company Ltd. and Canal Plus, S.A., with Vivendi Universal continuing as the surviving parent entity (Merger Transactions). From our origins as a water company, we expanded our business rapidly in the 1990s and transformed ourselves into a media and telecommunications company with the December 2000 merger. Following the appointment of new management in July 2002, we commenced a significant asset divestiture program aimed at reducing the group’s indebtedness, which we have almost completed. See “Item 5 — Operating and Financial Review and Prospects — Recent Developments” and “— Our Strategy” below.

Our Strategy

      Vivendi Universal, having improved its liquidity and substantially reduced its debt, is now focused on developing the assets of its two core businesses: media and telecommunications.

      In the media sector, Vivendi Universal is carrying out internal management and other restructuring changes designed to strengthen the competitive position and profitability of each of its business units. Vivendi Universal’s telecommunications strategy is focused on penetrating growing markets and building on the already dominant market positions of both SFR Cegetel Group and Maroc Telecom. As deregulation and the development of new technologies spur innovation and diversification in the telecommunications industry, Vivendi Universal continues to make capital investments in both networks and new software-based services.

      The group plans to pursue its policy of growing its businesses organically, while investing selectively in external growth opportunities should they arise. Vivendi Universal’s goal is to create value for its shareholders through further development of its media and telecommunications activities, both of which have higher growth potential. Value creation is integral to Vivendi Universal’s strategy, which has been established by its management team, submitted to its Strategy and Finance Committee and approved by its board of directors. Shareholder value is fostered by adherence to the principles and procedures that guide the group’s policies regarding investment, indebtedness, public and shareholder communications, employee share ownership, and risk management.

Our Year

      In 2003, Vivendi Universal invested €6 billion, of which €1.6 billion was used to fund capital expenditures in its core businesses and €4 billion was used to increase its stake in SFR Cegetel Group. In addition, in 2003, Vivendi Universal signed the NBC-Universal Transaction agreement to combine VUE and National Broadcasting Company, Inc., and also decided to increase its stake in Maroc Telecom. Vivendi Universal also refocused, restructured and recapitalized Canal+ Group for approximately €3 billion, made substantial efforts to divest its interest in Elektrim Telekomunikacja, eliminated major cash drains, divested non-strategic assets for proceeds of approximately €3 billion, and refinanced its debt through a series of transactions. For more information regarding both SFR Cegetel Group and the NBC-Universal Transaction, see “— 2003 Significant Transactions — SFR Cegetel Group” and “— 2003 Significant Transactions — Combination of VUE and NBC to form NBC Universal.”

Canal+ Group

      During 2003, Canal+ made significant progress in its turnaround efforts. It has refocused on its core pay TV activities in France and the activities of StudioCanal. It has launched a number of initiatives to restructure and reposition these activities. It has exited most of its non-core activities, which often represented significant cash drains (see below). Also, on December 18, following Canal+ Group’s extraordinary shareholders meeting, Vivendi Universal recapitalized Canal+ Group for €3 billion through the conversion of an intercompany loan into equity that had no cash impact. As a result of this recapitalization, the performance of Canal+ Group in 2003 and divestitures of non-core assets, Canal+ Group’s financial net debt was approximately €1 billion at the end of 2003 versus approximately €5 billion on June 30, 2003. In February 2004, after the Sogecable shares held by Canal+ Group as well as the shareholders’ loan to Sogecable were transferred to Vivendi Universal, Canal+ Group’s financial net debt was reduced to approximately €500 million.

Elimination of Cash Drains

      During 2003, Vivendi Universal continued to eliminate its major cash drains. It essentially shut down its Internet activities, which had generated approximately €2.5 billion in losses over a four-year period, divested a number of businesses that had previously generated significant losses (see “— 2003 Divestitures”), and refocused and restructured its headquarters activities.

The French Consolidated Income Tax Regime

      On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit System under Article 209 quinquies of the French tax code. Fourteen French multinational companies have operated or are operating under the French Consolidated Income Tax Regime.

      Due to the reorganization and simplification of the Vivendi Universal group over the last 18 months, the number of companies which might be comprised in the scope of consolidation decreased from 6,000, three years ago, to 1,000, which makes the French Consolidated Income Tax Regime possible and attractive for Vivendi Universal.

      If this request is approved by the Ministry of Finance, Vivendi Universal will be entitled to consolidate its own profits and losses (including French tax loss carryforwards) with the profits and losses of all of its qualifying domestic and foreign subsidiaries operating within and outside France in calculating the consolidated taxable income of the Vivendi Universal tax group for French tax purposes. A qualifying subsidiary is one in which Vivendi Universal owns at least 50% of the outstanding shares, and would include, but not be limited to, Universal Music Group, Maroc Telecom (after the acquisition of an additional 16% stake), CanalSatellite and SFR Cegetel Group.

      If this request is granted, it will apply for a period of five years beginning with the taxable year 2004. By consolidating all its majority shareholdings under this system, Vivendi Universal is expected to rationalize its organizational structure and to assist its growth both in France and other countries by maximizing the value of its assets in the interest of its shareholders. Vivendi Universal is continuing its discussions with the French Ministry of Finance.

2004 Significant Transactions

      For a discussion of significant transactions that have occurred in 2004, see “Item 5 — Operating and Financial Review and Prospects — Subsequent Events.”

2003 Significant Transactions

2003 Acquisitions

SFR Cegetel Group

      In January 2003, Vivendi Universal purchased BT Group’s 26% interest in Cegetel Groupe SA for €4 billion, thereby increasing its voting interest in the French telecommunications operator from 59% to 85% and its ownership interest from 44% to 70% (with an approximate 56% ownership interest in SFR, its mobile subsidiary). The acquisition of this interest from BT Group was made through Société d’Investissement pour la Téléphonie (SIT), for an acquisition cost of €4 billion. SIT financed this acquisition through a €2.7 billion cash contribution from Vivendi Universal and by a non-recourse loan of €1.3 billion with a scheduled maturity of June 30, 2004. Debt service of this loan, which was drawn on January 23, 2003, was expected to be provided by dividends paid in respect of its 26% shareholding in Cegetel Groupe SA. This loan was reimbursed in July 2003 out of the proceeds of the issuance of five-year senior notes. To finance the cash contribution, Vivendi Universal issued, in November 2002, 78,678,206 bonds for a total amount of €1 billion, redeemable on November 25, 2005 in Vivendi Universal new shares. For more information, see “Item 18 — Note 13.”

      In November 2003, after the repayment of the credit facility described above, SIT was merged with Vivendi Universal, thereby simplifying the group’s ownership structure and increasing its access to dividends from Cegetel Groupe SA.

      As a result of this transaction, Cegetel Groupe SA, which had been consolidated by Vivendi Universal with a 44% ownership interest, has been consolidated with a 70% ownership interest since January 23, 2003.

      During 2003, Vivendi Universal signed with Vodafone Group Plc a number of agreements designed to further improve the performance of SFR Cegetel Group, as well as optimize the cash flows between SFR Cegetel Group and its shareholders. Vodafone and SFR have signed an agreement to increase their cooperation and their joint economies of scale by coordinating their activities in the development and rollout of new products and services, including Vodafone live!, developing operational synergies in procurement (including IT and technology) and other best-practice sharing arrangements. They expect that these arrangements will further enhance SFR’s competitiveness, and therefore benefit both SFR’s customers and shareholders.

      On December 18, 2003, the extraordinary shareholders meeting of Cegetel Groupe SA approved the simplification of the group structure through the merger of Transtel, Cofira and SFR into Cegetel Groupe SA holding company. The new company resulting from the merger, which is both the mobile phone operator and the holding company of the group, was renamed SFR. It is owned 55.8% by Vivendi Universal, 43.9% by

Vodafone, and 0.3% by individual shareholders. The group comprised of SFR and its subsidiaries, including the fixed-line operator Cegetel, is now named SFR Cegetel Group.

      In 2004, SFR Cegetel Group implemented a dividend distribution plan, in part involving the distribution of premiums and reserves, as well as the introduction of quarterly advance dividend payments. This enhances the access of both shareholders to the merged entity’s cash flows. SFR Cegetel Group plans to distribute approximately €3.2 billion to its shareholders in 2004, with approximately €1.8 billion to Vivendi Universal. In 2003, SFR Cegetel Group paid Vivendi Universal a €621 million dividend.

      In parallel, in December 2003, SFR (formerly known as Cegetel Groupe SA) and SNCF (the French national railway company) decided to merge their fixed-line businesses and approved the merger of Cegetel SA (fixed-line operator, subsidiary of SFR) and Télécom Développement (network operator, subsidiary of SNCF in which SFR had a minority interest). This new entity is named Cegetel SAS and is held 65% by SFR and 35% by SNCF.

      As a result of these transactions, the structure of the SFR Cegetel Group is set forth below:

*	Stake acquired by Vodafone in 2003

Combination of VUE and NBC to Form NBC Universal (NBC-Universal Transaction)

      On October 8, 2003, Vivendi Universal and GE announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE). This transaction was completed on May 11, 2004. The new company, called NBC Universal, is 80% owned by GE, with approximately 20% held by Vivendi Universal (through its subsidiary, Universal Studios Holding III Corp.). NBC Universal’s assets include: the NBC Television Network, Universal Pictures, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, the NBC TV stations group, Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations, and interests in five theme parks. On a pro forma basis, in 2003, NBC Universal had revenues of more than $13 billion from a diverse group of complementary assets and EBITDA(1) of approximately $3 billion.

      As part of the NBC-Universal Transaction, GE paid at closing $3.65 billion of cash consideration, of which Vivendi Universal received approximately $3.4 billion. Vivendi Universal also benefited from approximately $3.2 billion (of which $1.7 billion is related to VUE’s debt excluding any cash adjustments) reduction in debt on a consolidated basis as a result of the deconsolidation of VUE. Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest in NBC Universal at fair market value. Vivendi Universal initially holds three of 15 seats on the board of directors of NBC Universal.

      1Defined as: earnings before interest, taxes, depreciation and amortization.

      Under the terms of the NBC-Universal Transaction, (i) Vivendi Universal is responsible for certain economic costs associated with the existing VUE preferred interests, including the cost of the defeasance of certain covenants of the VUE Class A preferred interests and the net costs of the dividends on the VUE Class B preferred interests, and (ii) Vivendi Universal is entitled to certain economic benefits related to the value of the 56.6 million shares of InterActiveCorp stock transferred to NBC Universal as part of the NBC-Universal Transaction.

      Under the terms of the NBC-Universal Transaction, Vivendi Universal pledged a portion of its NBC Universal stock to secure its obligations with respect to the defeasance of the VUE Class A preferred interests. In addition, so long as Vivendi Universal holds 3% of the capital stock of NBC Universal, GE will receive an additional non-pro-rata dividend from NBC Universal in order to make GE whole for the after-tax cost of 94.56% of the 3.6% cash coupon on the VUE Class B preferred interests. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal Transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type.

      As part of the agreements with GE, Vivendi Universal received demand registration rights on its NBC Universal shares that it will be able to exercise beginning in 2006. GE will have the right to pre-empt any Vivendi Universal sale to the market and under certain circumstances Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal Transaction, GE will have the right to call either (i) all of Vivendi Universal’s NBC Universal shares or (ii) $4 billion of Vivendi Universal’s NBC Universal shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal Transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBC Universal shares, GE must call the remaining NBC Universal shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal Transaction.

      The closing of the NBC-Universal Transaction was subject, among other things, to the defeasance of certain covenants of the VUE Class A preferred interests owned by InterActiveCorp. This defeasance was implemented in accordance with the terms of the VUE Partnership Agreement on May 11, 2004, immediately prior to the closing of the NBC-Universal Transaction.

      Vivendi Universal’s management believes that the NBC-Universal Transaction should not give rise to any reduction of the carrying value in dollars of VUE, with the exception of a potential foreign exchange adverse effect due to the euro/dollar exchange rate. For more information on the accounting impact of this transaction in 2004, see “Item 18 — Note 3.”

      In the context of the NBC-Universal Transaction, Vivendi Universal has expanded VUE’s relationship with DreamWorks Pictures for seven years. In addition, Vivendi Universal (through UMG) acquired DreamWorks Records for approximately $100 million in January 2004. The label’s roster and catalog are comprised of rock and pop, country, urban, film scores and soundtracks, and Broadway cast recordings.

Maroc Telecom

      On September 2, 2003, Vivendi Universal announced that its board of directors had approved a plan to increase its interest in Maroc Telecom from 35% to 51%. Pursuant to the March 4, 2002 agreement signed by Vivendi Universal and the Kingdom of Morocco, the latter had the opportunity to sell up to 16% of Maroc Telecom to third parties. This opportunity was not exercised and expired on September 1, 2003. The Kingdom still holds a put option that expires on June 30, 2005 by which it can require Vivendi Universal to purchase this 16% stake. In the fourth quarter of 2003, following Vivendi Universal’s board of directors’ decision taken on September 2, 2003, the Kingdom of Morocco and Vivendi Universal started the valuation process of this 16% stake with a view toward implementing the purchase in 2004.

      Furthermore, in December 2003, Vivendi Universal received an underwritten commitment from two banks to finance part of the acquisition of the 16% equity interest in Maroc Telecom. This commitment consists of a five billion dirham facility split in two tranches with different maturities. The commitment received by Vivendi NBC-Universal transaction for this financing expires on June 30, 2004. For more information on this facility, see “Item 5 — Liquidity and Capital Resources.”

2003 Divestitures

      In 2003, Vivendi Universal continued to progress towards its goal of divesting up to €16 billion in assets between July 2002 and the end of 2004. With proceeds of approximately €3 billion for 2003, program-to-date proceeds as of December 31, 2003 were approximately €10 billion. Major transactions include:

		Total	Cash
Date	Asset	Consideration	received

		(in millions)
July 2002	B2B/Health	€150	€150
July 2002	Lagardère	44	44
July 2002	Vinci	291	291
August 2002	Vizzavi	143	143
December 2002	Houghton Mifflin	1,567	1,195
December 2002	Other publishing	1,138	1,121
December 2002	Veolia Environnement	1,856	1,856
December 2002	EchoStar	1,037	1,037
December 2002	Sithe Energies Inc.	319	319
December 2002	Others	108	108

	Total 2nd half 2002	€6,653	€6,264	(a)

February 2003	Consumer Press division	€200	€200
February 2003	Canal+ Technologies	191	191	(b)
February/ June 2003	InterActiveCorp warrants	600	600
April 2003	Telepiù	831	457	(c)
May 2003	Fixed-line telecommunication in Hungary	315	10	(d)
May 2003	Comareg	135	135
May 2003	Interest in Vodafone Egypt	43	43
June 2003	Interest in Sithe International	40	40
June 2003	VUE Real Estate	276	276	(e)
October 2003	Canal+ Nordic	48	48	(f)
	Other divestiture	204	(35)

	Total 2003	€2,883	€1,965	(a)

	Total closed 2nd half 2002 and full year 2003	€9,536	€8,229
	NBC — Universal Transaction (estimate)	5,000	2,900	(g)

	Total signed from July 2002 to December 2003	€14,536	€11,129

(a)	Actual amounts after deduction of divestiture fees and expenses.

(b)	This amount includes a €90 million cash consideration which was received in 2002.

(c)	The cash payment includes a €13 million adjustment corresponding to the reimbursement of accounts payable net of debt.

(d)	Does not include a remaining amount of €10 million of deferred purchase consideration that may be received.

(e)	Amounts subject to adjustment to reflect the deduction of divestiture fees and expenses, currency exchange rate fluctuations and purchase price adjustments.

(f)	Does not include a remaining amount of approximately €7 million of deferred purchase consideration received in the first quarter of 2004, excluding an intercompany loan.

(g)	The NBC-Universal Transaction was signed in October 2003 and closed in May 2004 and is described in “— 2003 Significant Transactions.” In addition, Vivendi Universal received an equity consideration in NBC of approximately €4,600 million and will retain an interest in VUE with an estimated value of €2,100. For more information on the estimated impact of this transaction on Vivendi Universal’s accounts, see “Item 18 — Note 3.”

     Canal+ Technologies: The sale of Vivendi Universal’s 89% stake in Canal+ Technologies to Thomson Multimedia was closed on January 31, 2003 for €191 million in cash. Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of €21 million.

      Telepiù: In April 2003, Vivendi Universal, Canal+ Group, News Corporation and Télécom Italia completed the sale of Telepiù, the Italian pay-TV platform. The consideration for this transaction amounted to €831 million, comprising debt of €374 million (after a capital contribution of €100 million) and €457 million in cash. The cash payment includes a €13 million adjustment relating to the reimbursement of the accounts payable net of debt adjustment. This transaction generated a capital gain of €215 million, after the reversal of a €352 million provision resulting from unanticipated improvements in working capital registered by Telepiù in the first quarter of 2003.

      Dilution in Sogecable: In connection with its merger with ViaDigital, a Telefonica subsidiary, Sogecable received a capital increase in July 2003 from Telefonica. As a consequence, Canal+ Group’s ownership interest governing Sogecable decreased from 21.27% to 16.38%. Following the termination of the shareholder agreement governing Sogecable on September 29, 2003, Vivendi Universal ceased to account for Sogecable on an equity basis on October 1, 2003. This transaction generated a dilution profit of €71 million. In addition, the three principal shareholders (Canal+ Group, Prisa and Telefonica) granted a €50 million loan to Sogecable that will mature in 10 years’ time. In February 2004, the 20,637,730 Sogecable shares held by Canal+ Group as well as the stock loan were transferred to Vivendi Universal.

      Canal+ Nordic: In October 2003, Vivendi Universal and Canal+ Group sold Canal+ Television AB, the company in charge of its pay-TV channel activities in the Nordic region, to a consortium comprised of the equity firms Baker Capital and Nordic Capital. The transaction was based on an enterprise value of €70 million, resulting in a net contribution to the group’s debt reduction of approximately €48 million, principally due to loan relinquishment. This transaction generated a capital gain of €17 million.

      Canal+ Benelux: In December 2003, Canal+ Group sold its Flemish operations to Telenet, and sold Canal+ Belgique S.A. to Deficom, for a total consideration of €32 million. This transaction generated a capital gain of €33 million.

Vivendi Universal Entertainment (VUE)

      Spencer Gifts: On May 30, 2003, Vivendi Universal (through VUE) sold Spencer Gifts, a novelty and gift store chain operating in the US, Canada and the UK, to an investor group led by privately held Gordon Brothers Group and Palladin Capital Group Inc. for consideration of approximately $100 million. This operation generated no capital gain.

Others

Vivendi Universal Publishing:

      Consumer Press: The sale of the Consumer Press Division (Groupe Express-Expansion — Groupe l’Etudiant) to the Socpresse Group was completed in February 2003, following authorization by the French Ministry of Economy and Finance in January 2003, for an aggregate consideration of €200 million. This transaction generated a capital gain of €104 million.

      Comareg: In May 2003, Vivendi Universal completed the sale of Comareg to the France Antilles group. The consideration received from this transaction was €135 million. Given the previous impairment loss recorded against this investment, this transaction generated a capital gain of €42 million.

Vivendi Telecom International (VTI):

      Vivendi Telecom Hungary: In May 2003, Vivendi Universal concluded the divestiture of its fixed-line telephony activities in Hungary (Vivendi Telecom Hungary) to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. The amount of the transaction was €325 million in enterprise value, including the issuance of a €10 million promissory note that will mature by May 2007.

Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of €15 million.

      Xfera: In August 2003, Vivendi Universal sold its 26.3% interest in Xfera for a nominal €1 to the other members of the Xfera consortium. This transaction generated a capital gain of €16 million, including a €75 million provision accrual.

      Elektrim Telekomunikacja: In 2003, Vivendi Universal pursued a strategy to divest its 49% stake in Elektrim SA (Elektrim). On January 8, 2003, Vivendi Universal signed a letter of intent with Polsat Media S.A. (Polsat) involving the sale to Polsat of Vivendi Universal’s stake in Telco and Elektrim for a total consideration of €550 million. However, Polsat was subsequently unable to meet the closing conditions of this transaction. On September 2, 2003, Vivendi Universal’s board of directors approved the decision to propose to the supervisory board of Elektrim Telekomunikacja (Telco), which is 49% owned by Vivendi Universal, to accept the tender offer for PTC, the Polish mobile telecom operator, from Deutsche Telekom (DT). On September 14, 2003, DT, Vivendi Universal, Elektrim (in agreement with the bondholders’ representatives on the management board) and Ymer Finance announced an agreement in principle on DT’s offer to increase its shareholding in PTC from 49% to 100% for a total revised cash offer of €1.1 billion. This agreement did not come into effect because Elektrim could not obtain the required consent of bondholders. While these efforts have not materialized in the divestment of Telco, Vivendi Universal will continue its efforts to divest this business.

      Furthermore, DT initiated arbitration proceedings against the validity of the transfer to Telco by Elektrim of 48% of the share capital of PTC. DT asked for the cancellation of this transfer, alleging the violation of its rights under the PTC shareholders’ agreement. DT also asked for Elektrim to be considered as being in material default under the shareholders’ agreement, in order to acquire Elektrim’s stake in PTC at its book value. Should DT win the case, Vivendi Universal would lose virtually the whole of its investment since Telco would no longer own its main asset. For more information, see “Item 8 — Litigation.”

Other 2003 Transactions

Disposition of Sithe

      On December 18, 2002, Vivendi Universal sold its remaining 34% stake in Sithe Energies, to Apollo Energy LLC. Net cash proceeds of this transaction were €319 million, generating a capital loss of €232 million before tax in 2002. Under the terms of this transaction, Vivendi Universal retained the rights and obligations to take legal ownership of a minority stake in certain power generating operations in Asia from Sithe. Vivendi Universal transferred these rights and obligations to Marubeni for $47 million on June 11, 2003.

      InterActiveCorp Warrants: In February 2003 and in June 2003, Vivendi Universal sold, respectively, 32.19 million and the remaining 28.28 million warrants of InterActiveCorp (IAC, formerly known as USA Interactive and prior thereto as USA Networks, Inc.) for consideration totalling €600 million. These warrants were initially acquired in connection with the acquisition of the entertainment assets of IAC. These transactions generated a loss of €329 million, which was offset by the reversal of the related provision of €454 million, which corresponded to a downside mark-to-market adjustment registered as at December 31, 2002. Prior to the closing of the NBC-Universal Transaction, Vivendi Universal held indirectly 56.6 million shares of IAC, which were held in four bankruptcy remote vehicles (approximately 8% of IAC’s share capital). Vivendi Universal ceased to beneficially own the 56.6 million IAC shares upon the transfer of Universal Studios, Inc. to NBC at the closing of the NBC-Universal Transaction on May 11, 2004.

      Unwinding of the Total Return Swap in connection with Time Warner Inc. (formerly known as AOL Time Warner Inc.) Call Options: In April 2003, Time Warner Inc. exercised its call options on the AOL Europe shares held by LineInvest for a cash consideration of $812.5 million received in May 2003. This transaction had no impact on Vivendi Universal’s cash position as a result of the terms of the total return swap put in place in August 2001 with LineInvest. The provision of $100 million (€97 million) recorded by Vivendi Universal in 2002 (in order to cover the market risk under the terms of the total return swap if Time Warner Inc. had opted for payment in its own shares) was consequently reversed in the second quarter of 2003.

      Modification of the Structure of UGC S.A.’s Equity Capital: On December 31, 2003, Vivendi Universal and the family shareholders of the UGC Group signed an agreement modifying the structure of UGC S.A.’s equity capital. Under the terms of the agreement:

•	Vivendi Universal holds 37.8% of UGC S.A.’s equity capital. After the elimination of the UGC S.A. treasury shares, Vivendi Universal will hold only 40% of UGC S.A.’s equity capital, and the family shareholders’ stake will be 56.20%. Vivendi Universal holds five of the 14 seats on the UGC board of directors.

•	Vivendi Universal is freed of the put option previously granted to the family shareholders, thereby removing a significant off-balance-sheet commitment for Vivendi Universal.

•	Vivendi Universal also granted a call option to the family shareholders for its UGC S.A. shares at a price of €80 million until December 31, 2005. The price may be adjusted in the case of a further sale by UGC family shareholders at a later date (within one year after the exercise of the call) with an increase in value.

      Closing of Contractual Guarantees to Former Rondor Shareholders: Finally, in connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent purchase price adjustment was triggered in April 2002 when the share price of Vivendi Universal fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the Consolidated Statement of Financial Position of Vivendi Universal at December 31, 2002 for an estimated amount of €223 million (approximately $230 million). On March 3, 2003, this liability was settled and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, then representing 0.8% of capital stock and a cash amount of $100.3 million (€92.6 million).

2002 Significant Transactions

2002 Acquisitions

Acquisition of the Entertainment Assets of InterActiveCorp (IAC, formerly, USA Interactive, and prior thereto, USA Networks, Inc.)

      On May 7, 2002, Vivendi Universal consummated its acquisition of the entertainment assets of IAC through the limited liability limited partnership VUE, in which Vivendi Universal has an approximate 93% voting interest and an approximate 86% economic interest (due to the minority stake of Matsushita Electric Industrial Co., Ltd., or Matsushita). As part of the transaction, Vivendi Universal and its affiliates surrendered 320.9 million shares of USANi LLC that were previously exchangeable into shares of IAC stock. In addition, Vivendi Universal transferred 27.6 million treasury shares to Liberty Media Corporation in exchange for (i) 38.7 million USANi LLC shares (which were among the 320.9 million surrendered) and (ii) 25 million shares of IAC common stock, which were retained by Vivendi Universal.

      As consideration for the transaction, IAC received a $1.62 billion cash distribution from VUE, a 5.44% common interest in VUE and Class A and Class B preferred interests in VUE with initial face values of $750 million and $1.75 billion, respectively. The Class B preferred interests are subject to put/call provisions at any time following the 20-year anniversary of issuance (May 2022). IAC may require certain former subsidiaries of Vivendi Universal that are now owned by NBC Universal to purchase the Class B preferred interests, and those former subsidiaries may require IAC to sell to them Class B preferred interests, for a number of IAC shares having a market value equal to the accreted face value of the Class B preferred interests at such time, subject to a maximum of 56.6 million IAC shares.

      In addition, Mr. Diller, IAC’s chairman and chief executive officer, received a 1.5% common interest in VUE in return for agreeing to specific non-competition provisions for a minimum of 18 months, for informally agreeing to serve as VUE’s chairman and chief executive officer (Mr. Diller terminated his temporary assignment as chief executive officer in March 2003) and as consideration for his agreement not to exercise his veto right over this transaction. In connection with the NBC-Universal Transaction, Universal Studios elected to purchase Mr. Diller’s common interest for $275 million pursuant to the terms of the VUE Partnership Agreement.

      Under the VUE partnership agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A preferred interests in VUE (currently IAC), including a cap on indebtedness and a restriction on asset transfers by VUE and its subsidiaries. Certain of the covenants, including those specified above, ceased to apply upon the posting of an irrevocable letter of credit in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022) in connection with the NBC-Universal Transaction. See “— 2003 Significant Transactions — 2003 Acquisitions — Combination of VUE and NBC to Form NBC Universal.”

      In addition, Vivendi Universal agreed to indemnify IAC for any “tax detriment” (defined to mean the present value of the loss of IAC’s tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by IAC to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to IAC at the closing.

      In connection with the transaction, Vivendi Universal received approximately 60.5 million warrants to purchase common stock of IAC, with exercise prices ranging from $27.50 to $37.50 per share. The warrants were issued to Vivendi Universal in return for an agreement to enter into certain commercial arrangements with IAC. No commercial arrangement was put in place as a portion of the warrants were sold in February 2003, with the remainder of the warrants sold in June 2003.

      The entertainment assets acquired by Vivendi Universal were IAC’s television programming, cable networks and film businesses, including USA Films, Studios USA and USA Cable. These assets, combined with the film, television and theme park assets of the Universal Studios Group, formed the new entertainment group, VUE.

      The acquisition cost of the IAC entertainment assets amounted to €11,135 million and was determined with the assistance of an independent third-party valuation firm.

      Vivendi Universal sold all of its interests in VUE and the IAC common stock to NBC on May 11, 2004. For more information, see “— 2003 Significant Transactions — 2003 Acquisitions — Combination of VUE and NBC to Form NBC Universal.”

Acquisition of Additional Interest in MultiThématiques

      In connection with the sale of its shares in IAC, Liberty Media transferred to Vivendi Universal its 27.4% share in the European cable television company, MultiThématiques, and its current account balances in exchange for 9.7 million Vivendi Universal shares. The share value was based on the average closing price of Vivendi Universal shares during a reference period before and after December 16, 2001, the date the agreement was announced. Following this acquisition, Vivendi Universal holds, directly and indirectly, 63.9% of MultiThématiques’ share capital. The additional goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 using the equity method, amounted to €542 million.

Acquisition of Additional Interest in UGC

      On December 23, 2002, following the exercise by BNP Paribas of the put granted by Vivendi Universal in July 1997, Vivendi Universal acquired, for a total consideration of €59.3 million, 5.3 million of UGC shares representing 16% of share capital of UGC. Vivendi Universal’s 58% interest in UGC does not provide for operational control of the company due to a shareholders’ agreement. Accordingly, this investment is accounted for using the equity method.

      For a description of other transactions executed in 2003, see “— 2003 Significant Transactions.”

2002 Divestitures

Divestiture of Interest in Veolia Environnement

      Following a decision taken by its Board of Directors on June 17, 2002, Vivendi Universal reduced its ownership interest in Veolia Environnement in three steps. Prior to taking these steps, an agreement was signed with Mrs. Esther Koplowitz by which she agreed not to exercise the call option on Veolia Environnement’s participation in Fomento de Construcciones y Contratas which otherwise would have been exercisable once Vivendi Universal ownership interest in Veolia Environnement fell below 50%.

      The first step occurred on June 28, 2002, when 53.8 million Veolia Environnement shares were sold on the market (approximately 15.5% of share capital before capital increase). The shares were sold by a financial institution which had owned the shares since June 12, 2002 following a repurchase transaction, known in France as a “pension livrée,” carried out with Vivendi Universal. In parallel, in order to make it possible for the financial institution to return the same number of shares to Vivendi Universal at the maturity of the repurchase agreement on December 27, 2002, Vivendi Universal entered into a forward sale for the same number of shares to this financial institution at the price of the investment. As a result, Vivendi Universal reduced its debt by €1,479 million and held 47.7% of the share capital of Veolia Environnement.

      In the second step, on August 2, 2002, Veolia Environnement increased its share capital by €1,529 million, following the issuance of approximately 58 million new shares (14.3% of the capital after the capital increase), subscribed to by a group of investors to whom Vivendi Universal had already sold its preferential subscription rights pursuant to an agreement dated June 24, 2002. Following this second transaction, Vivendi Universal owned 40.8% of Veolia Environnement’s share capital and Veolia Environnement continued to be consolidated using the full consolidation method in accordance with French GAAP.

      The third step occurred on December 24, 2002, a month after the banks that managed the June transaction and a group of new investors entered into an amendment to the June 24, 2002 agreement. Under the terms of the amended agreement, Vivendi Universal agreed to sell 82.5 million shares of Veolia Environnement, representing 20.4% of Veolia Environnement’s share capital, and the new investors agreed to become subject to the lock-up on dispositions of these shares previously agreed to by Vivendi Universal for the remaining term of that lock-up agreement (i.e., until December 21, 2003).

      Each of these shares of Veolia Environnement includes a call option that entitles these investors to acquire additional Veolia Environnement shares at any time until December 23, 2004 at an exercise price of €26.50 per share. After the exercise of all the call options, Vivendi Universal would no longer hold any shares of Veolia Environnement. On December 24, 2002, Vivendi Universal received, in exchange for the shares and the call options, €1,856 million. The call options on the Veolia Environnement shares are recorded as deferred items in liabilities for an amount of €173 million.

      Following this divestiture, Vivendi Universal holds 82.5 million shares, or 20.4%, of Veolia Environnement’s share capital which is held in an escrow account to cover the call options. This investment is accounted for using the equity method as of December 31, 2002.

      Vivendi Universal recorded a €1,419 million capital gain for these operations in 2002.

Divestiture of Vivendi Universal Publishing Activities

      On April 18, 2002, Vivendi Universal signed a definitive agreement pursuant to which the Cinven, Carlyle and Apax investment funds acquired 100% of the professional and health information divisions of Vivendi Universal Publishing. The transaction was concluded on July 19, 2002 and reduced profit before tax by €298 million.

      In December 2002, Vivendi Universal sold both its European publishing activities and Houghton Mifflin. The European publishing activities were acquired by Editis (formerly known as Investima 10), a company wholly owned by Natexis Banques Populaires for Lagardère. The gross proceeds from the sale amounted to €1,198 million. This transaction has resulted in a gain of €329 million on Vivendi Universal’s net income before tax. This transaction was subject to a price adjustment of €17 million, paid to Editis in December 2003.

      Houghton Mifflin was sold to a consortium comprised of Thomas H. Lee Company and Bain Capital. The purchase price was approximately €1.6 billion, of which approximately €1.2 billion in cash was received. As a result of this transaction, Vivendi Universal recognized a capital loss of €822 million before tax, including a foreign currency translation loss of €236 million.

Divestiture of Investment in Vinci

      In June 2002, Vivendi Universal sold 5.3 million Vinci shares for a total of €343.8 million, thereby generating a pre-tax capital gain of €153 million. At the same time, Vivendi Universal bought call options on 5.3 million shares at €88.81 for €53 million allowing the group to cover the bonds exchangeable for Vinci shares issued in February 2001 for €527.4 million. These call options were sold in 2003.

Sale of Stake in Vizzavi Europe

      On August 30, 2002, Vivendi Universal sold to Vodafone its 50% share of Vizzavi Europe. As a result, Vivendi Universal received €143 million in cash. As part of the transaction, Vivendi Universal gained control of 100% of Vizzavi France. This transaction generated a capital gain of €90 million.

Divestiture of an Investment in EchoStar Communications Corporation

      On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1.066 billion, generating a capital loss of €674 million before tax. Vivendi Universal held these Class A common shares following the conversion of the 5.8 million EchoStar Class D preferred stock acquired in January 2002 for $1.5 billion. Each Class D preferred stock was convertible into 10 EchoStar Class A common shares.

Unwinding of the Total Return Swap in connection with the Divestiture of Vivendi Universal’s Investment in BSkyB plc

      In order to comply with the conditions imposed by the European Commission in October 2001 on the merger of Vivendi, Seagram and Canal+, Vivendi Universal sold 96% (approximately 400 million common shares) of its investment in BSkyB’s common shares and €81 million of money market securities to two qualifying special purpose entities (QSPEs). Concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the beneficial interests of the QSPEs, thus allowing Vivendi Universal to maintain its exposure to rises and falls in the price of BSkyB shares until October 2005.

      In December 2001, the financial institution controlling the beneficial interest of the QSPEs issued 150 million equity certificates repayable in BSkyB shares, at 700 pence per share. As a result, Vivendi Universal and the financial institution were able to reduce the nominal amount of the swap by 37% and thus fix a value of 150 million BSkyB shares and create a capital gain of €647 million after tax.

      In May 2002, this financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal’s payment of related costs. As a result of this transaction, Vivendi Universal recognized a pre-tax gain of approximately €1.6 billion, net of expenses, and was able to reduce gross debt by €3.9 billion.

      In addition, in February 2002, Vivendi Universal released its remaining holding of 14.4 million shares in BSkyB by exercising its option to exchange a convertible bond for BSkyB shares issued by Pathé that came into Vivendi Universal’s possession when it acquired Pathé. The redemption date was fixed on March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per FFr10,000 principal amount of bonds up to and including February 26, 2002.

Other 2002 Transactions

Settlement Agreement with Pernod Ricard-Diageo

      On August 7, 2002, Vivendi Universal, Pernod Ricard and Diageo reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram’s spirits and wine concluded in December 2000 and closed in December 2001. As a result, Vivendi Universal received $127 million in cash.

Notes Mandatorily Redeemable for New Shares of Vivendi Universal

      For transactions relating to notes redeemable for new shares of Vivendi Universal see “Item 18 — Note 13.”

Events between January 1 and December 31, 2002 related to Treasury Shares

      For transactions relating to treasury shares, see “Item 18 — Note 11.” The cumulative impact of treasury share cancellation from 2000 through December 2002 resulted in a reduction of shareholders’ equity of approximately €4.6 billion.

Sale of Put Options on Its Own Shares

      In connection with its share repurchase program, Vivendi Universal sold put options on its own shares by which it agrees to buy its own shares on specified dates at the exercise price. As of December 31, 2002 and December 31, 2001, Vivendi Universal had outstanding obligations on 3.1 million and 22.8 million shares respectively. The average exercise prices were €50.5 and €70, respectively, resulting in a potential commitment of €154 million and €1,597 million, respectively. The losses experienced by Vivendi Universal during 2002 resulting from option holders exercising their rights was €589 million, which represents the premium paid in the event of a cash settlement of the difference between their market price and the exercise price.

      At the end of December 2002, Vivendi Universal marked to market put options with a specific, future exercise date. This resulted in a provision of €104 million, corresponding to the premium that will have to be paid out by Vivendi Universal in the event of a cash settlement which occurred during the first quarter of 2003. The cumulative cash impact of these transactions was €951 million.

Renunciation by Convertible Bondholders on the Guarantee Agreed by Vivendi Universal

      Holders of 1.5% 1999 — 2005 Veolia Environnement bonds exchangeable for new or existing Vivendi Universal shares held a general meeting on August 20, 2002. At this meeting, the bondholders renounced, effective September 1, 2002, any rights to the guarantee provided by Vivendi Universal in respect of Veolia Environnement’s obligations under these bonds and, as a consequence, renounced certain rights under the liability clause in the event of a default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, thereby increasing the interest rate from 1.5% to 2.25%. For more details, see “Item 18 — Note 11.4.”

2001 Significant Transactions

2001 Acquisitions

Purchase of Interest in Maroc Telecom

      In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of a 35% interest in Morocco’s national telecommunications operator for approximately €2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom was consolidated in the accounts of Vivendi Universal, as it obtained control through majority board representation and shared voting rights.

Acquisition of Houghton Mifflin Company

      In July 2001, Vivendi Universal acquired the Houghton Mifflin Company, a leading US educational publisher, for a total of approximately $2.2 billion, including assumption of Houghton Mifflin’s average net debt of approximately $500 million. Houghton Mifflin was sold on December 30, 2002.

Acquisition of MP3.com, Inc.

      On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc., for approximately $400 million, or $5 per share, in a combined cash and stock transaction.

Participation in Elektrim

      In September 2001, Elektrim Telekomunikacja, in which Vivendi Universal has a 49% interest, acquired all of Elektrim SA’s landline telecommunications and Internet assets. Vivendi Universal loaned Elektrim Telekomunikacja €485 million, at arm’s-length conditions, to provide them with the necessary funds for the acquisition.

UPC Alliance

      In December 2001, Canal+ Group and United Pan-Europe Communications N.V. (UPC) merged their respective Polish satellite TV platforms Cyfra+ and Wizja TV as well as the Canal+ Polska premium channel, to form a common Polish digital TV platform. The new company (TKP) is managed and controlled by Canal+ Group, which owns 75% of TKP. UPC contributed its Polish satellite assets to TKP in exchange for a 25% interest and €150 million in cash. As part of this transaction Canal+ Polska is available on UPC’s Polish cable network, in which UPC retains 100% control. TKP was consolidated in the accounts of Vivendi Universal at December 31, 2001.

2001 Divestitures

Canal+ Group’s Sale of its Stake in Eurosport

      In January 2001, Canal+ Group announced that it had sold its 49.5% interest in the European sports channel, Eurosport International, and its 39% interest in Eurosport France to TF1. Proceeds from the sale amounted to €303 million for Canal+ Group and €345 million for Vivendi Universal, as its subsidiary Havas Image also sold its interest in Eurosport France. Canal+ Group remained a distribution channel for Eurosport.

Disposition of AOL France

      In March 2001, Vivendi Universal announced the conclusion of a deal with America Online, Inc., a subsidiary of the AOL Time Warner Group, under which Cegetel Groupe SA and Canal+ Group swapped their interest in the AOL France joint venture for AOL Europe shares. Both groups also signed distribution and marketing agreements. Cegetel Groupe SA and Canal+ Group thus swapped their 55% share of AOL France for junior preferred shares of AOL Europe valued at $725 million and paying a 6% annual dividend. These preferred shares were sold, in late June 2001, to an unrelated financial company for a price corresponding to their present value marked up by their coupon value, or a total of $719 million. If this investment was consolidated, an asset representing the junior preferred shares and a liability representing the corresponding debt would be recorded in our Consolidated Financial Statements in the amount of $812 million. This transaction generated a net capital gain of €402 million. In April 2003, Time Warner Inc. exercised its call options on the AOL Europe shares held by LineInvest for a cash consideration of €812.5 million. For more details, see “— Other 2003 Transactions.”

Sale of Stake in Havas Advertising

      In June 2001, Vivendi Universal sold its remaining 9.9% interest in Havas Advertising, the world’s fifth-largest advertising and communications consulting group, to institutional investors and Havas Advertising itself. The €484 million transaction, conducted with the approval of Havas Advertising management, generated pre-tax capital gains of €125 million.

Disposition of Interest in France Loisirs

      In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated €153 million, generating a capital loss of €1 million.

Sale of 9.3% Interest in Veolia Environnement

      In December 2001, Vivendi Universal sold 32.4 million shares or a 9.3% interest in Veolia Environnement for approximately €38 per share or total proceeds of €1.2 billion, generating pre-tax capital gains of €116 million (net of €10 million fees). The 9.3% interest sold had been held separately as it was allocated to exchangeable bonds issued in February 2001. At the same time, Veolia Environnement agreed to issue one free warrant for each share held to its shareholders, with every seven warrants giving holders the right to a new share of Veolia Environnement at €55 per share until March 2006. These transactions did not modify Vivendi Universal’s then 63% consolidated interest in Veolia Environnement as the warrant issue replaced the shares sold that were allocated to the exchangeable bonds.

Other 2001 transactions

Issuance of bonds exchangeable for Veolia Environnement shares

      Please see “Item 5 — Liquidity and Capital Resources.”

Issuance of bonds exchangeable for Vinci shares

      Please see “Item 5 — Liquidity and Capital Resources.”

UMTS License

      In August 2001, the French government officially granted SFR, an indirect subsidiary of Vivendi Universal, a license to provide 3G (third generation) UMTS (Universal Mobile Telecommunications System) mobile telephony services in France. UMTS is a high-speed standard for mobile telephony that will allow Vivendi Universal, through SFR, to provide an extensive range of new services, including video telephony and high-speed access to the Internet and corporate intranets. The license was granted for a period of 20 years and the license fee was split into two parts — a fixed upfront fee of €619 million, which was paid in September 2001, and future payments equal to 1% of 3G revenues earned when the service commences.

Public Takeover Offers

      To our knowledge, we have not been the target of any public takeover offer by third parties in respect of our shares during the last or current fiscal year. Moreover, we have not sought to acquire another company in a public takeover except as might be disclosed in this document in the last or current fiscal year.

Business Overview

General

      We are a major player in media and telecommunications. Our Media group is comprised of the following businesses: Canal+ Group, Universal Music Group and Vivendi Universal Games. We recently completed, on May 11, 2004, the NBC-Universal Transaction and currently hold an approximate 20% interest in NBC Universal, which is comprised, in part, of the assets of Vivendi Universal Entertainment. Our Telecommunications group is comprised of SFR Cegetel Group and Maroc Telecom. We also maintain certain other non-core operations and investments.

Segment Data

      The contribution of our business segments to our consolidated revenues for each of 2003, 2002 and 2001, in each case after the elimination of intersegment transactions, is as follows:

	Year ended December 31,

	Actual			Pro Forma(a)

	2003	2002	2001	2003	2002

	(in millions)
Revenues
Canal+ Group	€4,158	€4,833	€4,563	€4,158	€4,742
Universal Music Group	4,974	6,276	6,560	4,974	6,276
Vivendi Universal Games	571	794	657	571	794
Vivendi Universal Entertainment	6,022	6,270	4,938	6,022	6,978

Media	€15,725	€18,173	€16,718	€15,725	€18,790
SFR Cegetel Group	7,574	7,067	6,384	7,574	7,067
Maroc Telecom	1,471	1,487	1,013	1,471	1,487

Telecommunications	€9,045	€8,554	€7,397	€9,045	€8,554
Others(b)	584	813	672	584	813

Total Vivendi Universal (Excluding VE and VUP assets sold in 2002 and 2003)	€25,354	€27,540	€24,787	€25,354	€28,157

VUP assets sold in 2003(c)	128	572	617
Veolia Environnement	—	30,038	29,094
VUP assets sold in 2002(d)	—	—	2,862

Total Vivendi Universal	€25,482	€58,150	€57,360

(a)	The pro forma information illustrates the effect of the acquisition of the IAC entertainment assets and the disposition of VUP assets in 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting for Veolia Environnement using the equity method from January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a sum of the actual results of Vivendi Universal’s businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by VUE instead of Canal+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have been achieved had the transactions actually occurred at the beginning of 2002.

(b)	Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation, Vivendi Universal Publishing (VUP) assets not sold during 2002 and 2003 (Atica & Scipione: publishing operations in Brazil) and the elimination of intercompany transactions.

(c)	Comprised of the Consumer Press Division, sold in February 2003 and deconsolidated as of January 1, 2003, and Comareg, sold in May 2003.

(d)	Comprised of publishing activities in Europe, Houghton Mifflin and professional and health divisions, deconsolidated as of January 1, 2002.

Geographic Data

      The contribution of selected geographic markets to our consolidated revenue for each of 2003, 2002 and 2001 is as follows:

	Year ended December 31,

	2003	2002	2001

	(in millions)
France	€11,515	€26,391	€24,285
United Kingdom	1,187	3,765	4,170
Rest of Europe	3,172	11,327	10,456
United States of America	6,238	10,810	12,654
Rest of World	3,370	5,857	5,795

	€25,482	€58,150	€57,360

Our Segments

Media

Canal+ Group

      Canal+ Group, has two principal lines of business:

•	Pay-TV channel production in France with Canal+ premium channel and theme channels such as Sport+, i>Télé, CinéCinéma, Planète and Jimmy; and pay-TV channel distribution, whether over the air, via satellite, cable or ADSL (CanalSatellite, NC Numéricâble and Media Overseas)

•	Production and distribution of films through StudioCanal, a major European studio involved in the production, co-production, acquisition and distribution of feature films and television programs

      Vivendi Universal owns 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A. (premium channel) and 66% of CanalSatellite.

Pay-TV — France

      Canal+ Group’s pay-TV operations in France are centered on Canal+ premium channel and are engaged in the production of pay-TV, premium and theme channels and their distribution, in analog and digital format, over the air, and via satellite, cable and, since March 22, 2004, ADSL platforms. On March 10, 2004, Canal+ Group announced the launch of its “triple-pay” offer combining television, high-speed Internet access and telephone services through a new partnership with France Telecom and Neuf Telecom.

Production

      Canal+ Premium Channel. Canal+ premium channel, a pioneer in pay-TV in Europe, has developed a unique programming format, offering recent movies and sports events on an exclusive basis, as well as original news, documentaries and entertainment programs. Canal+ is available over the air and via satellite, cable and, since March 22, 2004, via ADSL. Subscribers with access to digital transmission benefit from a package of four Canal+ channels. At the end of December 2003, Canal+ had 4.9 million total subscriptions (including Media Overseas customers who receive Canal+ programs in French overseas territories).

      Canal+’s 2003 revenues were generated through subscriptions (95%) and advertising (5%). Canal+ attracts subscribers primarily through its film and sports offerings. Canal+ broadcasts more than 400 films annually, about 80% of which are French TV premieres. Canal+ sports offerings include the French L1 professional soccer league championship, UEFA Champions League, and other major European soccer leagues, as well as horse racing, major rugby games (including the Top 16), golf tournaments, boxing championships and various US sports, including the NBA. The current contract between Canal+ and the French professional soccer league (LFP), which was due to expire in June 2004, was renewed for another year. This contract gives the Canal+ premium channel the right to broadcast two live games, including the best game of each day of the championship, as well as the “Jour de foot” program, which offers a summary of all the games at the end of each championship day. For the 2003 season, Canal+ launched a dozen new programs, for both its unscrambled and encrypted sections. The development of an attractive unscrambled program line-up, as well as strong film and sports content, have been well received, with subscriptions reaching record levels in the last quarter of 2003.

      Theme Channels. Canal+ Group has interests in a series of theme channels mainly targeted at the French market. Through MultiThématiques (64% jointly owned by Canal+ Group and Vivendi Universal), Canal+ Group operates the CinéCinéma, Planète, Jimmy and Seasons channels. The Group also controls 100% of i>Télé, a 24-hour news channel and Sport+.

Distribution

      CanalSatellite. Canal+ Group owns 66% of CanalSatellite, the leading French digital satellite pay-TV package. A leader in digital TV, with 2.75 million subscriptions at the end of December 2003, (a net increase of 230,000 subscriptions compared with 2002), CanalSatellite offers over 260 channels and services, about 60 of which are satellite exclusives. CanalSatellite diversified its package in 2003 by offering nine additional TV channels and several new interactive services. In 2003, CanalSatellite placed a strong emphasis on the teenage and young adult markets with channels such as Ma Planète, Extreme Sports Channel, BeurTV, as well as NBA+, a channel launched in October 2003 and broadcast 24 hours a day since January 15, 2004. Discovery Channel, one of the most widely distributed TV channels in the world, will be offered for the first time in France in the third quarter of 2004, exclusively on CanalSatellite, as the result of a contract signed in December 2003. Since March 2003, CanalSatellite has also offered a new-generation digital set-top box equipped with a hard drive and a double tuner and based on the new international standards in interactive TV (DVB-MHP). This set-top box, called Pilotime, can record up to 40 hours of programs in digital quality, record a program while another program is being watched at the same time, and pause or repeat a live transmission within a timeframe of 30 minutes.

      NC Numéricâble. Canal+ Group owns 100% of the French cable platform NC Numéricâble, the second-largest cable operator in terms of available connections. At the end of 2003, NC Numéricâble had 423,000 individual subscriptions (excluding antenna service) for its TV offerings, a growth rate of 4% in one year. The company continued the rollout of its high-speed Internet access offer, which attracted more than 76,000 subscribers, up 110% in one year. On March 18, 2004, Canal+ Group executed a memorandum of understanding with France Telecom, reflecting the parties’ aims to combine their respective cable activities and networks. Canal+ Group and France Telecom will maintain their respective minority interests in the new entity. For more information, see “Item 5 — Subsequent Events.”

      Media Overseas. Media Overseas, a wholly owned subsidiary of Canal+ Group, manages five overseas and international platforms, representing about 600,000 subscriptions. Through its wholly owned subsidiary, Multi TV Afrique, it is also the operator of the Canal Horizons channel and several digital TV platforms in various other parts of the world, which totaled 150,000 subscriptions at the end of 2003.

      ADSL TV. Since March 22, 2004, with the launch of the digital version of Canal+ via ADSL and the platform CanalSatDSL, Canal+ Group also operates in ADSL TV distribution and is deploying a distribution strategy for its programs designed to reach as many homes as possible. Several agreements have been signed with telecoms operators Neuf Telecom and France Telecom. In all, 3 million French households are expected to have access to the digital version of Canal+ and CanalSatDSL by the end of 2004.

      StudioCanal. StudioCanal is a major player in the production, co-production, acquisition and distribution of European and US films. StudioCanal has one of the largest film libraries in the world, with over 5,000 well-known films of different genres, including Terminator 2, Basic Instinct, The Graduate, The Producers, The Third Man, Breathless, Chicken Run, Billy Elliot, Grand Illusion, Bridget Jones’ Diary and Brotherhood of the Wolf. StudioCanal’s TV program library represents more than 40,000 hours of viewing.

      Along with Canal+, StudioCanal is one of the main sources of finance for the French film industry, through its funding contributions as co-producer and its advance payments as a distributor. 43 films produced or co-produced by StudioCanal were released in 2003 — 27 of which were distributed by Mars Distribution, a subsidiary of StudioCanal and the leading distributor of French films. In December 2003, StudioCanal signed a new four-year agreement with Universal Pictures concerning Working Title. Under this agreement, StudioCanal will be the minority co-producer, with Universal Studios, of films produced by Working Title and the distributor of these films in French-speaking countries.

Other Activities

      Sportfive. Sportfive is an international sports rights marketing agency with a broad offering of international sports distribution and marketing rights. On March 18, 2004, RTL Group and Canal+ Group announced their agreement to sell their equal interests of 46.45% in Sportfive to Advent International, a private equity firm, based on a 100% transaction value of €560 million. On March 31, 2004, as a preliminary step to concluding this transaction, RTL Group and Canal+ Group acquired the approximate 4.9% interest in Sportfive owned by Jean-Claude Darmon, its founder and chairman. Under the terms of the transaction, Advent International and RTL Group set up a new company that purchased all the shares of Sportfive held by RTL Group and Canal+ Group. On June 25, 2004, Canal+ Group sold its 48.85% stake in Sportfive to Advent International for €274 million.

      Cyfra+. Cyfra+ offers its subscribers 56 TV and radio channels, 51 of which are in Polish, as well as about 100 additional channels which can be accessed unscrambled via satellite. Cyfra+ is the leading platform in Poland.

      PSG. Canal+ Group has a 90.88% stake in Paris Saint Germain (PSG), one of the leading soccer clubs in France and the only L1 league soccer club in Paris. At the end of the 2003/2004 season, PSG ranked #2 in the L1 soccer league championship and won the “Coupe de France” (French Cup).

      Moviesystem. On April 30, 2004, Canal+ Group acquired Moviesystem, the leading developer and operator of video-on-demand services in France, as well as in several other European countries.

      Quai André Citroën Building. On April 26, 2004, subject to certain closing conditions, Canal+ Group sold its historic building located on the Quai André Citroën in Paris to a subsidiary of the Caisse des Dépôts et Consignations for €112.5 million, of which Canal+ has received 10% to date.

Seasonality

      As it is subscription-driven and based on the length of contract periods, the pay-TV operation of Canal+ Group is fairly regular in its monthly revenues and consequently has good visibility in its total sales. With respect to volume, the group’s activity is cyclic throughout the year, with more than 50% of its customers subscribing in the last four months of the year.

Competition

      Competition in the pay-TV sector remains largely national due to language and cultural factors specific to each country. The French pay-TV market is dominated by satellite and Canal+. In its French pay-TV business, Canal+ Group’s principal competitor is TPS. Cable operators, excluding Canal+ Group’s subsidiary NC Numéricâble, also compete in this market. The development of distribution methods made possible by new digital technology (such as digital terrestrial television already deployed in several European countries and the introduction of ADSL TV offers in France, in 2004) will lead to the arrival of newcomers in the pay-TV sector.

      The development of new distribution media, particularly DVDs, which offer a certain number of films before they are released on pay-TV channels, also fosters real competition for a premium channel such as Canal+. In the film and TV programming sector, StudioCanal’s main competitors are US and other national production studios.

      In December 2003, Canal+ Group implemented an “over-encryption” system for some of its signals, which put an end to the piracy of its satellite broadcasts that was particularly intense in the Maghreb countries. The new version of the Mediaguard conditional access control software, used by CanalSatellite, Canal+’s digital offering and NC Numéricâble, which was implemented in 2002, has not been broken to date. To combat piracy, Canal+ Group has created a subsidiary, CK2 Security, dedicated to technological monitoring and research.

Regulatory Environment

      Under French law, Canal+ Group cannot own more than 49% of the broadcasting activities of Canal+. Canal+ Group owns this level of interest in Canal+ S.A., a company traded on the Premier Marché of the Paris Bourse (Euronext), which holds the broadcast license.

      Under its broadcast authorization in France, Canal+ is subject to the following regulations: (i) a single shareholder may not own more than 49% of its capital; (ii) 60% of the films broadcast by the channel must be European films; and (iii) 40% must be French-language films.

      Each year, Canal+ must invest 20% of its total prior year revenues in the acquisition of film rights, 9% of which must be devoted to French-language films and 3% to European films other than French films. In May 2004, Canal+ Group entered into a new agreement, subject to regulatory approval, with the French Film Industry Liaison Office (BLIC), the French Film Organization Liaison Office (BLOC), and the Society of Writers, Directors and Producers (ARP). Effective January 1, 2005, the five-year agreement provides for Canal+ to: renew its financial commitment to support all industry segments (the channel will continue to allocate at least 9% of its revenues to the acquisition of French-language films, as part of its obligation to devote 12% of its revenues to the acquisition of European movies); pursue a more ambitious film diversity policy; create new movie slots in its program lineup; and increase theme content on each of its digital channels. At least 75% of first-run French films must be acquired from non–Canal+ Group–controlled companies. Canal+ has an obligation to invest 4.5% of its revenues in original French or European TV movies and dramas.

      Regulatory authorities usually grant broadcast licenses for specific terms. In France, Canal+ holds a pay-TV broadcast license for over-the-air, satellite and cable broadcasts, which was renewed for a five-year period starting in December 2000. The European Union has also adopted a series of directives that influence the media and communications businesses, in particular the directive known as “Television without Frontiers,” and directives governing intellectual property, e-commerce, data protection, and telecommunications.

Research and Development

      In 2003, Canal+ Group did not incur significant research and development costs; most of its expenditure in prior years was related to Canal+ Technologies, a subsidiary which was sold in January 2003.

Music

      Our music business is operated through Universal Music Group (UMG), the largest recorded music business in the world measured by revenues (according to the International Federation of the Phonographic Industry (IFPI)). Vivendi Universal has a 92.3% interest in UMG, which held a 23.5% share of the global recorded music market in 2003. UMG acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 71 countries. UMG also manufactures, sells and distributes music video and DVD products, licenses recordings, and owns music/video clubs in certain territories (Britannia Music in the UK and DIAL in France). UMG participates in and encourages online electronic music distribution by making a significant amount of its content available and by investing resources through a variety of independent initiatives and strategic alliances in the technology and electronic commerce areas to enable the music business to be conducted via the Internet and over cellular, cable and satellite networks.

      UMG is also active in the music publishing market, in which UMG acquires rights to musical compositions (as opposed to recordings) in order to license them for use in recordings and related uses, such as films, advertisements or live performances. Management believes that UMG is the number three global music publishing company with over one million owned or administered titles.

      The key to UMG’s success has been its ability to consistently spot, attract and retain a relatively high proportion of successful artists and market them effectively due to: the relative stability of the management team compared to UMG’s major competitors; UMG’s size and strength in marketing and distribution, which attracts established artists; UMG’s substantial catalog of prior hit releases that provides a stable and profitable revenue stream, which accounts for nearly one-third of sales; UMG’s diverse array of decentralized labels in the major markets and local representation across the globe; and multi-album contracts, which secure long-term relationships.

Recorded Music

      UMG’s recorded music business is the largest in the world. UMG holds particularly strong positions in North America and Europe, which together account for nearly three-quarters of global sales.

      UMG has a strong collection of major recording labels including: popular music labels Island Def Jam Music Group, Interscope A&M Records, Geffen Records, DreamWorks Records, Lost Highway Records, MCA Nashville, Mercury Nashville, DreamWorks Nashville, Mercury Records, Polydor and Universal Motown Records Group; classical and jazz labels Decca, Deutsche Grammophon, Philips and Verve Music Group. Best-selling albums in 2003 included those by 50 Cent, whose debut album shipped over 9 million copies, t.A.T.u. and Eminem. Other major selling albums were from Sheryl Crow, Toby Keith, The Black Eyed Peas and Sting. Best selling local artists, including t.A.T.u. from Russia, were Juanes and Kid Abelha from Latin America, Powderfinger and Hayley Westenra from Australasia and Moriyama Naotaro from Asia. In 2004, UMG has scheduled releases of new albums by 50 Cent, Mariah Carey, Eminem, Jay Z, Toby Keith, Elton John, Nelly, Shania Twain and U2.

      In addition to recently released recordings, UMG owns the largest catalog of recorded music in the world, with performers from the US, the UK and around the world, including: ABBA, Louis Armstrong, Chuck Berry, James Brown, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Stan Getz, Ella Fitzgerald, The Four Tops, Marvin Gaye, Johnny Hallyday, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, Antonio Carlos Jobim, Herbert von Karajan, Bob Marley, Nirvana, Edith Piaf, The Police, Smokey Robinson, Diana Ross & The Supremes, Rod Stewart, Muddy Waters, Hank Williams and The Who.

      UMG markets its recordings and artists through advertising and otherwise gaining exposure for them through magazines, radio, TV, Internet, other media and point-of-sale material. Public appearances and performances are an important element in the marketing process. UMG arranges for television and radio appearances and may provide financing for concert tours by some artists. TV marketing of both specially compiled products and new albums is becoming increasingly important. Marketing is carried out on a country-by-country basis, although global priorities and strategies for certain artists are set centrally.

      In all major countries in which UMG products are sold except Japan, UMG has its own distribution services for the warehousing and delivery of finished products to wholesalers and retailers. In certain countries UMG has entered into distribution joint ventures with other record companies. UMG also sells music and video products directly to the consumer, principally through two direct mail club organizations: Britannia Music in the UK and D.I.A.L. in France.

E-Commerce and Electronic Delivery

      UMG has been the market leader in aggressively working to launch new digital distribution methods, making more of its content available with more consumer-friendly usage rules than any of its competitors. Evolving technology will allow current customers to sample and purchase music in a variety of new ways and will expose potential customers to new music. This past year was an important year for electronic delivery of music. In April 2003, Apple launched the iTunes music store in the US, selling over one million downloads in the first week and selling over 30 million downloads by the end of the calendar year.

      UMG has made available, through various services throughout the world, more than 150,000 tracks representing a significant part of its popular catalog. This is higher than the amount of content that any competitor has available. UMG continues to look for ways to expand this nascent market by offering the consumer more choice and flexibility. For example, we now offer classical music for sale online, launching with approximately 1,000 of our best-selling albums currently available through iTunes, and expanding to more retailers in the first half of 2004.

      In 2004, we anticipate growth in this market segment outside the US similar to that which occurred in the US in 2003. This growth would complement the vibrant existing markets in Europe and Asia for ring tones and ring sounds, which utilize clips of master recordings.

Music Publishing

      Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as opposed to recordings). We enter into agreements with composers and authors of musical compositions for the purpose of licensing the compositions for use in sound recordings, films, videos, commercials and by way of live performances and broadcasting. In addition, we license compositions for use in printed sheet music and song folios. We also administer musical compositions on behalf of third parties such as other music publishers and composers and authors who have retained or re-acquired rights. In 2004, the copyrights related to the VUE film and television catalog will be transferred to NBC Universal, as part of the NBC-Universal Transaction, and administered for a fee.

      UMG’s publishing catalog includes more than one million titles that are either owned or administered by the group, including some of the world’s most popular songs, such as “American Pie,” “Strangers in the Night,” “Girl from Ipanema,” “Good Vibrations,” “I Want to Hold Your Hand,” “Candle in the Wind,” “I Will Survive” and “Sitting on the Dock of the Bay,” among many others. Among the significant artists and songwriters represented are ABBA, Avril Lavigne, Prince, Paul Simon, The Beach Boys, Mary J. Blige, Bon Jovi, The Corrs, Gloria Estefan, Eddy Mitchell, Andre Rieu, Shania Twain, Andrew Lloyd Webber and U2. Legendary composers represented include Leonard Bernstein, Elton John and Bernie Taupin, and Henry Mancini. Acquisitions in 2003 included the Steven Bray catalog as well as compositions by 50-Cent, The Darkness, Rolf Lövland, A.B. Quintanilla III, Metrophonic Music Ltd., G-Unit, Jeff Bass, P.J. Harvey, Jet, Molotov and Trackstarz, among others.

Seasonality

      Music sales are weighted towards the last quarter of the calendar year when approximately one-third of annual revenues are generated.

Competition

      The profitability of a company’s recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. UMG competes for creative talent both for new artists and those artists who have already established themselves through another label with the following major record companies: EMI, Bertelsmann Music Group, Warner Music Group and Sony Music Entertainment. UMG also faces competition from independents that are frequently distributed by other major record companies. Although independent labels have a significant combined market share, no label on its own has influence over the market. Changes in market share are essentially a function of a company’s artist roster and release schedules.

      The music industry also competes for consumer discretionary spending with other entertainment products such as video games and motion pictures. Competition for shelf space has intensified in recent years due to the success of DVDs and videos and further consolidation in the retail sector in the US and Europe, which is increasing the quantity of product being sold through multinational retailers and buying groups and other discount chains.

      Finally, the recorded music business continues to be adversely affected by pressed disc and CD-R piracy, home CD burning and the downloading of music from the Internet. On-demand music services are being developed to offer the consumer a viable, legitimate, copy-protected online source of music. The industry and UMG are increasing their anti-piracy activities with a multi-pronged approach focusing on legal action, public relations and education, and technical countermeasures while offering the consumer new products and services.

Regulatory Environment

      The recorded music, music publishing, manufacturing and distribution businesses that comprise UMG are subject to applicable national statutes, common law and regulations in each territory in which the group operates. Additionally, in the US, certain UMG companies entered into a consent decree in 2000 with the Federal Trade Commission for seven years wherein they agreed not to make the receipt of any co-operative advertising funds for their pre-recorded music product contingent on the price or price level at which such product is advertised or promoted. Also in the US, a UMG company entered into a consent decree with the Federal Trade Commission in 2004 wherein it agreed to comply with the provisions of the Children’s Online Privacy Protection Act, and to maintain records demonstrating compliance.

      In the European Union, UMG is subject to additional pan-territorial regulatory controls, in particular relating to merger control and antitrust regulation. An undertaking given in connection with the Merger Transactions to the Canadian Department of Heritage also requires UMG to continue its investments in Canada’s domestic music industry.

Research and Development

      UMG seeks to participate to the fullest extent in the digital distribution of recorded music and to protect its copyrights and the rights of its contracted artists from unauthorized digital or physical distribution. To this end, UMG established its new business and technology arm, eLabs. This unit supervises UMG’s digitization of content and the online distribution of that content, and generally reviews the licensing of that content to third parties. In addition, it generally reviews and considers the technologies being developed by others for application in UMG businesses, such as technological defenses against piracy in all forms, and is engaged in various projects intended to open new distribution channels or improve existing ones.

Raw Materials

      Raw materials are not important to UMG’s business in a material way except as they are used in the production of compact discs. The primary materials utilized by UMG’s businesses are polycarbonate, for the production of CDs and paper for packaging. These raw materials are not subject to price fluctuations which could have a material impact on business.

Vivendi Universal Games

      Vivendi Universal Games (VU Games) is a publisher of interactive entertainment software across all major platforms, including PCs, video game consoles, handheld systems and the Internet. VU Games’ portfolio of development studios and publishing labels includes Blizzard Entertainment, Coktel, Fox Interactive, Knowledge Adventure, Massive Entertainment and Sierra Entertainment. Additionally, the company co-publishes and/or distributes titles for a number of strategic partners, including Interplay, inXile entertainment and Mythic Entertainment.

      VU Games is the fourth-largest publisher of interactive entertainment software, which comprises PC consumer software (games, education and productivity) and video game software. The company has an approximate 5.5% share of the worldwide market. VU Games is the second-largest publisher of PC game software worldwide, is a market leader in key regions: #2 in North America and Germany; #3 in France; #4 in the UK, #5 in Australia; #6 in Spain; and a leader in Asia.

      VU Games’ performance in the PC segment was driven by key titles such as: Warcraft III and its expansion pack Warcraft III: The Frozen Throne; The Lord of the Rings: The War of the Ring; Half-Life; and Homeworld 2, while performance in console games was driven by titles such as The Simpsons: Hit & Run, The Hulk, The Hobbit and Crash Nitro Kart. In the online market, VU Games’ key titles include Blizzard Entertainment’s Battle.net, a leading online games network launched in 1997 with over 11 million active accounts.

      VU Games retains rights to some of the most popular brands in the games industry. The company’s product library consists of more than 400 active titles and includes industry-leading, multi-million unit selling franchises: Diablo, Starcraft, Warcraft, Spyro the Dragon, Crash Bandicoot, Half-Life, The Simpsons and Jumpstart.

      In 2004, VU Games plans to launch titles based on: entertainment licenses from Universal Studios and Fox Filmed Entertainment such as Riddick, Van Helsing and Fight Club; new installments to hit franchises, including Half-Life, Starcraft, Crash Bandicoot, Baldur’s Gate and Tribes; and the online multi-player release of World of Warcraft, which marks the company’s entry into this potentially important marketplace.

Seasonality

      Interactive entertainment software sales are weighted towards the last quarter of the calendar year.

Competition

      The consumer software market is quite fragmented. The worldwide leader is Electronic Arts, with an approximate 14% of total market share. The top ten players have an approximate 60% worldwide market share combined.

      VU Games does not suffer from piracy to the degree of the music industry, primarily because downloading digital files for an entire game is a cumbersome and time-consuming process. Nevertheless, VU Games has an aggressive anti-piracy program which includes embedding copy-protection technology in VU Games products, implementing strict security procedures in its studios and replication facilities, releasing major titles simultaneously in all markets globally, and shutting down Internet sites that sell or distribute illegal copies of VU Games products.

Regulatory Environment

      VU Games voluntarily participates in self-regulatory ratings systems established by various industry organizations around the world. In the US, VU Games adheres to ratings, advertising guidelines and online privacy principles adopted by the Entertainment Software Association and the Entertainment Software Rating Board by indicating on its product packaging and in its advertising the age group for which the particular product is appropriate and brief descriptions of its content. In certain countries such as Germany and South Korea, VU Games operates in compliance with local legal requirements applicable to computer games and video games as well as with local statutory rating systems.

Research and Development

      Research and development includes costs incurred prior to establishment of technological feasibility and software development costs. Research and development expenses were €112 million in 2003, €122 million in 2002, and €100 million in 2001.

Raw Materials

      Raw materials are not important to VU Games’ business in a material way except in the production of video products and in the production of compact discs. The primary materials utilized are polycarbonate, for the production of CDs and DVDs and paper for packaging. These raw materials are not subject to price fluctuations which could have a material impact on VU Games’ business.

Vivendi Universal Entertainment

      On May 11, 2004, NBC and VUE completed the formation of NBC Universal, a global media and entertainment enterprise with expected 2005 revenues of $15 billion. As a result of the transaction, Vivendi Universal has an approximate 20% interest in NBC Universal, which is controlled by GE. Beginning in 2006, Vivendi Universal will have the right to monetize its ownership interest over time at fair market value. For a full description of the NBC-Universal Transaction, see “Item 4 — Information on the Company — 2003 Significant Transactions — 2003 Acquisitions — Combination of VUE and NBC to Form NBC Universal.”

      In the US in 2003, Vivendi Universal’s film, television and parks and resorts businesses were conducted primarily through VUE, a limited liability limited partnership in which Vivendi Universal held an approximate 86% economic interest. VUE was formed in April 2002, to effect the May 2002 transaction among Universal Studios, Inc. and InterActiveCorp (IAC, formerly known as USA Interactive and prior thereto as USA Networks, Inc.), among others. Through this transaction, Universal Studios, Inc. contributed to VUE the Universal Studios Group, consisting of Universal’s film, television and recreation businesses, and USA Networks, Inc. contributed its ownership interest in the USA Entertainment Group, consisting of USA Cable (now known as Universal Television Networks), USA Films (now part of Focus Features) and Studios USA (now integrated within the Universal Television Group).

      The information provided below relates to VUE and its businesses prior to the closing of the NBC-Universal Transaction on May 11, 2004.

      The primary businesses in which VUE engages are:

•	Universal Pictures Group (UPG). UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/ DVD and television markets;

•	Universal Television Group (UTG). UTG is engaged in the production and distribution of television programming worldwide as well as the ownership and operation of four cable television networks in the US (including USA Network and the Sci Fi Channel) and a group of international television channels outside of the US; and

•	Universal Parks & Resorts (UPR). UPR owns and operates theme parks and entertainment complexes.

Universal Pictures Group (UPG)

      Through Universal Pictures and Focus Features, UPG is a major producer and distributor of motion pictures worldwide. Universal Pictures and Focus Features produce motion pictures that are initially distributed to theatres and, thereafter, through other “windows” of distribution, including non-theatrical, home video and DVD, pay-per-view and video-on-demand, as well as free, basic and pay television. Key geographic markets for motion picture distribution include the US, Canada, Europe, Asia, Latin America and Australia.

      Major motion pictures released in recent years include A Beautiful Mind, The Scorpion King, Red Dragon, The Bourne Identity, 8 Mile, Bruce Almighty, 2 Fast 2 Furious, The Hulk, Seabiscuit, American Wedding, Love Actually and Lost in Translation. In addition, UPG produces animated and live-action family programming for home video and television distribution and licenses merchandise in various parts of the world.

      VUE, through its wholly owned subsidiaries, distributes its motion pictures to theaters in the US and Canada. Throughout the rest of the world, VUE distributes its motion pictures for theatrical exhibition through United International Pictures B.V. (UIP), a joint venture owned equally by Universal Studios International B.V., a wholly owned subsidiary of VUE, and Viacom International Netherlands (BV). Through an agreement with DreamWorks SKG, VUE also distributes theatrically DreamWorks’ motion pictures outside the US and Canada. The distribution of VUE’s products on videocassettes, DVDs and in television markets is handled by wholly owned subsidiaries of VUE throughout the world. Through a servicing agreement with DreamWorks SKG, VUE also distributes DreamWorks’ home video products throughout the world.

Universal Television Group (UTG)

      UTG is engaged in the cable business and in the production and distribution of television programming worldwide. VUE also distributes worldwide current television series and made-for-video and made-for-television motion pictures, as well as titles from its extensive motion picture and television library.

      Cable Television Networks. In the US, VUE operates four 24-hour, basic cable television networks, USA Network, Sci Fi Channel, TRIO and NewsWorld International (NWI). Cable television networks derive virtually all of their revenue from: (i) affiliate revenues (per subscriber fees paid by the cable television operators and other distributors to cable television channel providers); and (ii) advertising revenues (the sale of advertising time to national advertisers during the programming carried on each of the networks).

      USA Network is a general entertainment network featuring original series and movies, theatrical movies, off-network television series and major sporting events. USA Networks is targeted at viewers between the ages of 18 and 54. According to Nielsen Media Research, as of December 31, 2003, USA Network was available in approximately 88.2 million US households and was ranked second among all US basic cable television networks in primetime ratings among adults 25-54 (Monday-Sunday 8pm-11pm). USA Network’s program line-up features original series, including the highest-rated original dramatic series on basic cable television (Monk) and approximately six movies/mini-series produced exclusively for the network each year. USA Network’s programming also includes off-network series, such as JAG, Nash Bridges, Walker, Texas Ranger, Law & Order: Special Victims Unit and Law & Order: Criminal Intent, and major theatrically released feature films.

      Sci Fi Channel, launched in 1992, features science fiction, horror, fantasy, paranormal and reality programming which is designed to appeal to viewers between the ages of 25 to 54. According to Nielsen Media Research, as of December 31, 2003, Sci Fi Channel was available in approximately 82.9 million US households and ranked seventh among all basic cable television networks in adults 25-54 category and ninth in the adults 18-49 category. Sci Fi Channel’s program lineup includes many original dramatic and reality series, such as: Stargate: SG-1, Mad, Mad House, Tripping the Rift, Crossing Over With John Edward and Scare Tactics. Additionally, Sci Fi Channel airs popular vintage series ranging from The Twilight Zone to Quantum Leap to digitally remastered episodes of the original Star Trek series. Sci Fi Channel continuously updates its programming library with popular current sci-fi fare such as X-Files, The Outer Limits, Gene Rodenberry’s Andromeda and Beyond Belief: Fact or Fiction. Additionally, Sci Fi Channel features many popular theatrical movies, as well as movies and mini-series made specifically for the network.

      TRIO and NWI were acquired by USA Cable (now known as Universal Television Networks) in May 2000. TRIO relaunched in June 2003 as “TRIO: Pop, Culture, TV” featuring the best premiere and original programming from around the world in film, fashion, music, stage and popular culture. NWI is a 24-hour international news channel that presents newscasts every hour as well as long-form contemporary magazine shows. At December 31, 2003, TRIO and NWI, according to Nielsen Media Research, were each available in over 19 million households. On May 4, 2004, Universal Television Networks sold all of the assets of the NWI cable network to a group of investors for consideration consisting of $45 million in cash and a $25 million secured note.

      International Television Networks. Universal Studios Networks Worldwide Ltd. managed branded television channels in 26 countries outside the US at December 31, 2003. 13th Street — The Action & Suspense Channel reaches television subscribers via satellite and cable systems in France, Germany and Spain. Studio Universal, a basic-tier television movie channel, is currently available to satellite subscribers in Italy. The Sci Fi Channel, a basic-tier television channel with a science fiction theme, is currently available to cable and satellite subscribers in Germany and the UK. Finally, the USA Network channel, a basic-tier general entertainment channel, is available to cable and satellite subscribers in 20 countries in Latin America.

      Television Production and Distribution. VUE is one of the major suppliers of television programs made for worldwide exhibition. Through its various subsidiaries, VUE either directly produces, or finances and acquires ownership of, and distributes a broad variety of television series, made-for-television movies, mini-series, children’s shows and game and reality-based programs. VUE is a supplier of primetime dramatic and comedy programming for initial exhibition on US broadcast networks, including (during the 2003/04 television season) the long-running series Law & Order and its spinoffs, Law & Order: Special Victims Unit and Law & Order: Criminal Intent. VUE is likewise a leading supplier of programs for initial exhibition in US domestic syndication (i.e., sales to individual television stations or station groups). During the 2003/04 season, these programs included talk shows and game and reality shows. VUE also finances, acquires and distributes programs produced for initial exhibition on VUE’s US cable television networks.

Universal Parks & Resorts (UPR)

      Universal Parks & Resorts is a leader in the development and operation of theme parks. UPR owns 100% of Universal Studios Hollywood, the world’s largest combined movie studio and movie theme park, and Universal CityWalk Hollywood, a complex that offers shopping, dining, cinemas and entertainment, each located in Universal City, California. Additionally, through joint ventures with Blackstone, UPR owns 50% of Universal Studios Florida and Universal’s Islands of Adventure, two theme parks in Orlando, Florida, and Universal CityWalk Orlando. Further stakes include a 25% interest in UCF Hotel Venture (which owns three hotels in Orlando, Florida), a 37% interest in Universal Mediterránea near Barcelona, Spain (comprised of a theme park, water park and two hotels), and a 24% interest in Universal Studios Japan in Osaka. In 2003, UPR entered into a joint venture agreement with two partners in the People’s Republic of China for the construction of a theme park in Shanghai; the parties to this agreement are currently awaiting consent from the central government of the People’s Republic of China.

      UPR’s business is seasonal and bad weather can adversely impact attendance at theme parks and resorts. Attendance at theme parks follows a seasonal pattern which coincides closely with holiday and school schedules. Prolonged bad or mixed weather conditions during seasonal peak attendance periods may reduce attendance causing a greater decline in revenues than if those conditions occurred during a low attendance period.

Competition

      Motion Picture Industry. There are eight major competitors in the motion picture industry in the US and several independents that compete aggressively against each other. These companies include Universal Pictures, The Walt Disney Company, Warner Bros., DreamWorks SKG, Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios, Inc., Twentieth-Century Fox Film Corporation and Sony (through Columbia/ Tri-Star and Sony Pictures). Competition is also intense in distributing VUE’s theatrical motion pictures in the various television markets. There are numerous suppliers of television programming worldwide, including the television networks, the other major studios and independent producers, all of which compete actively for the limited number of broadcast hours available on free, basic cable and pay television.

      Television Production and Distribution. VUE produces television programs in a highly competitive environment, as such programs must compete with television product supplied by other producers, as well as all other forms of entertainment and leisure time activities. VUE’s produced programs, including television series and made-for-television and made-for-video motion pictures, must strive for success in a worldwide television marketplace that has become ever more competitive as digital cable and satellite delivery increasingly expand the number of channels (and competing programs) available to consumers. Competition in the critical US production market has also been increased by the growing consolidation and vertical integration of several large television and media giants. As a result, the current US broadcast networks — ABC, CBS, NBC, Fox, The WB and UPN — are able to fill their schedules with a large percentage of self-owned programs, thus reducing the number of time slots available to VUE and other outside producers. Completion of the NBC-Universal Transaction may assist VUE in competing in this new market. Nonetheless, through the current 2003/04 season, VUE remained one of the primary independent suppliers of broadcast network programming while also achieving success in producing original programming for its own cable networks and for “first-run” syndicated product.

      Cable Television Industry. VUE’s basic cable television networks compete for access to customers and for audience share and revenue with other cable program services, broadcasters, and other forms of entertainment. In addition, there has been increased consolidation among cable operators, so that VUE’s networks have become increasingly subject to the carriage decisions made by a small number of operators. The competition for advertising revenues also has become more intense as the number of television networks has increased. The competition for third-party programming also is likely to increase. Many networks, including VUE’s networks, are affiliated with companies that produce programming. This programming is becoming increasingly difficult to acquire by third parties or unaffiliated networks.

      Competition in the Theme Park Industry. Theme parks can be separated into two main categories: destination parks (the largest parks, historically located within the US territory, attracting both US and overseas visitors) and regional parks (smaller parks, attended by visitors living in the same area). UPR operates in the first category together with market leader Disney, though recent declines in travel have decreased the proportion of non-local visitors. Barriers to entry, especially in the destination park segment, are high as development of new parks is constrained by availability of land and capital. VUE, through Universal Parks & Resorts, competes aggressively against other major theme park operators including The Walt Disney Company, Anheuser Busch Companies, Paramount Parks, Six Flags Theme Parks, Inc. and Cedar Fair, LP.

Regulatory Environment

      Motion Picture Production and Distribution. In the US, the motion picture distribution and exhibition industries are regulated by the consent decree in US v. Paramount Pictures, Inc.; this consent decree, entered into in 1950, prohibits certain conduct by film distributors, including price fixing and product tying, and requires film distributors to license products on a film-by-film and theater-by-theater basis. In the European Union, VUE is regulated by an undertaking in the pay-TV area which, for a five-year period in each affected country, starting from the end of UPG’s existing first window output deal in that country, will regulate certain business with Canal+; VUE is also regulated in the film distribution area through an undertaking given by United International Pictures. An undertaking with the Canadian Department of Heritage also regulates certain operations of Universal Studios Canada. Continuing compliance with the laws, regulations, consent decree and undertakings mentioned in this paragraph does not have a material effect on the business of VUE.

      Television Production and Distribution. Many countries enforce quotas that restrict the amount of US-produced television programming that may be aired on television in such countries. VUE is subject to certain regulations by the European Union and other international regulatory authorities. The European Commission has initiated investigations into certain aspects of licensing relationships between studios and channel operators. US television stations and networks, as well as foreign governments, impose content restrictions on motion pictures that may restrict in whole or in part exhibition on television or in a particular territory. There can be no assurance that such restrictions will not limit or alter VUE’s ability to exhibit certain motion pictures in such media or markets.

      Television Channels and Programming. The communications industry is subject to substantial Federal regulation, particularly under the Communications Act of 1934, as amended, and the related rules and regulations of the Federal Communications Commission (FCC).

      Cable Programming: The Cable Television Consumer Protection and Competition Act of 1992 prohibits a cable operator from engaging in unfair methods of competition that prevent or significantly hinder competing multichannel video programming distributors from providing satellite-delivered programming to their subscribers. Cable television systems in the US are also subject to regulation pursuant to franchises granted by a municipality or other state or local governmental entity.

      Digital Television: The FCC has taken a number of steps to implement digital television services (including high-definition television) in the US, including the adoption of a final table of digital channel allotments and rules for the implementation of digital television. The table of digital allotments provides each existing television station licensee or permittee with a second broadcast channel to be used during the transition to digital television, conditioned upon surrender of one of the channels at the end of the digital television transition period.

      Regulations Applicable to Cable Systems Affecting Programming: Cable television operators also are subject to regulations concerning the commercial limits in children’s programming, and closed captioning.

      Theme Park Business. UPR operates theme parks around the world in accordance with the highest health, safety and environmental standards.

Telecommunications

SFR Cegetel Group

      SFR Cegetel Group, formed at the end of 1997, is the second-largest telecommunications operator in France with approximately 18.4 million customers at December 31, 2003. SFR Cegetel Group is the only private telecommunications operator in France to cover all telecommunications activities: mobile telephony, through SFR, in which Vivendi Universal holds a 55.8% stake (the remaining stake is held 43.9% by Vodafone and 0.3% by individual shareholders), and fixed telephony, data transmission and Internet through Cegetel SAS, a directly owned 65% subsidiary of SFR. Its customer base includes residential, professional and corporate customers.

Mobile Telephony

      SFR offers mobile telephony services both on a subscription (postpaid) basis and a prepaid basis, with or without handsets, as well as data transmission for residential, professional and corporate customers in France, and in the overseas territories of Réunion and Mayotte, through its wholly owned affiliate Société Réunionnaise du Radiotéléphone (SRR). As at December 31, 2003, SFR (including SRR) had 14.724 million customers, representing 35.3% of the total mobile telephony market in France versus 35.1% in 2002 and 33.9% in 2001. In 2003, SFR saw an increase of almost 1.2 million in its total customer base, from 13.547 million to 14.724 million, or a 9% increase. For the first time in 2003, SFR recorded its highest net sales market share (38%) in France.

      The diversification of mobile telephony uses continued to intensify in 2003. Text and multimedia messages recorded significant growth in 2003, with more than 3.3 billion SMS messages (short messaging services) sent by SFR customers, a 50% increase over 2002. SFR also recorded 6 million MMS messages (multimedia messaging services) in 2003 (versus 400,000 in 2002). This increase in different uses for mobile telephony was supported by the introduction of the new multimedia service portal Vodafone live! in October 2003; a ready-to-use complete offer, with 330,000 SFR Vodafone live! packs sold between October and December 31, 2003. At the end of December 2003, SFR had 2.3 million multimedia users, twice as many as in December 2002.

Fixed Telephony, Data and Internet

      Télécom Développement and Cegetel merged on December 31, 2003. The newly merged entity is known as Cegetel SAS. This operation was motivated by a desire to combine telecommunication services production and sales activities within one entity, thereby becoming the alternative to France Telecom in fixed telephony.

      Cegetel is the second-largest operator for fixed telecommunications in France, with 3.7 million residential and professional customers at the end of 2003, and more than 20,000 corporate customers (including 70% of the companies in the CAC 40 Index). At the end of 2003, 70% of Cegetel’s residential and professional customers had already agreed to a time commitment to Cegetel in exchange for promotional offers. In the corporate market, Cegetel is offering innovative solutions, combining high-speed SDSL transmission technology with its corporate network and Internet access services. In addition, the 800 number services have been upgraded with automated interactive voice services. In October 2003, Cegetel expanded its corporate network services internationally in partnership with Infonet. Corporate telephony traffic grew 9% in a stable and very competitive market.

Network

      SFR’s mobile services operate through a GSM license (to expire in March 2006), the international standard system for mobile communications and the dominant digital standard in Europe. SFR’s network covers 98% of the French population and 87% of France’s geographic territory. SFR has signed roaming agreements with over 170 countries and destinations. In addition, since December 2000, SFR has provided the General Packet Radio System (GPRS) on its network, which permits greater bandwidth data communications.

      On March 25, 2004, SFR was notified of the conditions for renewing its GSM license. The license will be renewed on March 25, 2006, with its term ending on March 24, 2021. The license renewal fee will be comprised of an annual fixed amount of €25 million and an annual variable amount equal to 1% of revenues stemming from the use of the frequencies operated through the GSM network.

      This license renewal will result in SFR increasing its commitments to, inter alia: the accessibility of mobile telephony for the handicapped; the coverage in “white zones”; the protection of the environment; the sharing of sites; and the quality of service provided.

      In August 2001, SFR was awarded a third-generation (UMTS) license for a 20-year period (2001-2021) by the French government, for a one-time fixed payment of €619 million and annual fees equal to 1% of the future revenues generated from this third-generation network. UMTS is a third-generation mobile radio system that generates additional mobile radio capacity and allows broadband media applications, while also providing high-speed Internet access. In 2003, SFR already significantly increased capital expenditures to develop its third-generation network and aims to cover 58% of the French population by the end of 2005.

      The fixed and mobile activities of SFR Cegetel Group rely on a shared transportation platform, the network of Télécom Développement, which was, until its merger with Cegetel in December 2003, a joint subsidiary of SFR Cegetel Group and SNCF (the French national railways). This network, which is the largest private telecommunications infrastructure in France with 21,000 km of fiber optic cables, carried more than 40 billion minutes in 2003, up 18% over 2002.

Seasonality

      SFR Cegetel Group’s sales are generally marked by higher revenues at year-end, particularly for mobile activity.

Competition

      SFR Cegetel Group faces strong competition, in both the mobile and fixed telephony markets. Currently, SFR Cegetel Group’s principal competitors in mobile telephony are Orange France (a subsidiary of France Telecom) and Bouygues Telecom. According to the French Telecommunications Regulatory Authority (ART), the market share held by SFR’s two competitors, Orange France and Bouygues Telecom, was 48.8% and 15.9%, respectively, at the end of 2003. SFR also expects that Orange France and Bouygues Telecom will be its leading competitors for the third-generation market when commercial UMTS services are introduced in France. In the broadband Internet market, Cegetel’s main competitors are Wanadoo (a subsidiary of France Telecom) Free, Tiscali, Club Internet, AOL, Tele2 and Neuf Telecom. In fixed telephony, Cegetel’s main competitors, in addition to the historic operator France Telecom, are Neuf Telecom (formerly LDCom), Tele2, and Completel. Competitive pressures have led to rate reductions and increased customer retention costs as operators seek to control the level of customer churn.

Regulatory Environment

      The French telecommunications market was broadly deregulated with the adoption of the Telecommunications Regulatory Act of July 26, 1996 and its related regulations, designed to foster competition in the French telecommunications market. These regulations apply to both fixed-line and mobile networks. The operators of public telecommunications networks in France exerting significant influence over the fixed-line and mobile markets are required to permit interconnection with their service, on the basis of the long-term costs incurred to provide the relevant service. ART considers both Orange France and SFR to have significant influence over the mobile retail market and the domestic interconnection market. As a result, SFR was required to reduce its interconnection rates for calls routed to its network.

      The European directives that define the new European regulatory framework took effect on July 25, 2003 and will become French law in 2004. The licensing system will be replaced by a general declaration system, except for the use of rare resources, such as frequencies. SFR, as a powerful market operator, will be affected by this new regulatory scheme.

      The International Commission for Non-Ionizing Radiation Protection, an independent organization that advises the World Health Organization, has established a series of recommendations setting exposure limits from electromagnetic radiation from antennas. These regulations were driven by concern over a potential connection between electromagnetic radiation and certain negative health effects, including some forms of cancer. They were enacted into French law on May 3, 2002. SFR abides by the applicable French law and, along with the other French mobile telephony operators, is in the process of entering into agreements with various cities, including the city of Paris, that will set up local guidelines. The International Cancer Research Center, authorized by the World Health Organization, is currently conducting a large-scale epidemiological study, the conclusions of which are expected to be published in 2004.

Raw Materials

      As a service operator, SFR Cegetel Group’s operations do not rely on raw materials.

Research and Development

      SFR Cegetel Group’s research and development focuses on standard components, as well as the development of next-generation technologies. This major research and development effort is reflected in the filing of a large number of patents, primarily for services related to the mobile Internet, geopositioning, and voice services. SFR Cegetel Group’s research and development costs totaled €58 million in 2003, versus €58.7 million in 2002 and €48 million in 2001.

Maroc Telecom

      Maroc Telecom is Morocco’s incumbent telecommunications operator, created in 1998 following its spin-off from the Office National des Postes et Télécommunications (National Postal and Telecommunications Office). Vivendi Universal became the strategic partner of the Kingdom of Morocco in Maroc Telecom after acquiring a 35% equity investment following an auction process organized by the Moroccan government in 2001. Vivendi Universal controls Maroc Telecom. Maroc Telecom is Morocco’s leading telecommunications operator, operating in both the fixed-line business and the fast-growing wireless business, where it remains the national leader. Maroc Telecom also controls 51% of Mauritel, the incumbent operator in Mauritania.

Fixed-Line Telephony, Data Transmission and Internet

      Fixed-line telephony remains Maroc Telecom’s largest business in terms of revenues. The fixed-line business includes: consumer fixed-line telephony (voice services for residential and corporate customers, international sales, and the public telephony service); services for corporate customers (voice, data transmission, international services, etc.) and Internet services (access and content development (portal)).

Operating Information

      After a three-year decrease, the number of fixed lines started to grow again in 2003, reaching 1.2 million as of December 31, 2003, an 8% increase over 2002.

      Maroc Telecom’s residential and small businesses customer base has increased by 0.2 million over the last two years to reach a total of 1.1 million lines at year end 2003. This growth is primarily due to the success of a new line of products under the El Manzil brand, which includes calling plans, packages, capped plans with recharge options, etc. Maroc Telecom’s data transmission business provides companies with data transmission solutions including X25, frame relay, digital and analog leased lines and VPN IP lines, primarily for corporate customers.

      The Internet business offers Internet access packages under the Menara brand to residential and corporate customers. In September 2003, Maroc Telecom launched its ADSL service, which should be one of its growth areas in the future. At year-end 2003, the company had approximately 47,000 subscribers to its Internet access services, over 3,500 of which were ADSL subscribers.

Mobile Telephony

      Maroc Telecom launched its prepaid services in 1999 and its customer base has grown rapidly since. At year-end 2003, the company had over 5.2 million mobile clients. As of that date, Maroc Telecom estimated its market share at approximately 68% of the mobile market. In 2003, Maroc Telecom continued to diversify its terminal base, increased its range of plans, launched a new customer retention formula based on points, and is offering GPRS and MMS.

Network

      Fixed-line services and data transmission. Maroc Telecom’s fully digital network has a switching capacity of close to two million lines and provides national coverage through servicing newly created urban areas and improving network reliability.

      Mobile telephony. Maroc Telecom has emphasized growing both population and geographic coverage. At the end of 2003, Maroc Telecom had 3,300 GSM sites, (versus 3,000 in 2002 and 600 in 1999). In 2003, over 95% of the Moroccan population was covered, the efficiency rate was greater than 97% and the drop call rate was less than 1.6%. Maroc Telecom has signed 305 roaming agreements with operators in 178 countries around the world.

Seasonality

      The summer months, with the return of Moroccans residing abroad, and the two weeks preceding Aïd El Kebir register a sustained activity, while the month of Ramadan is a low point in consumption.

Competition

      The auction for a second fixed-line telephony license in 2002 was unsuccessful, and Maroc Telecom is the only fixed-line operator in Morocco. The government’s relaunch of the auction process will not take place before the second half of 2004. Competition exists in the mobile telephony market since the granting of a second mobile license in 1999. Medi Télécom holds an estimated 32% share of the mobile telephony market. Maroc Telecom has an estimated 72% share of the Internet market. Its leading competitors include Maroc Connect, a subsidiary of Wanadoo, with an 18% market share, and various other Internet access providers.

Regulatory Environment

      The Kingdom of Morocco has created a regulatory authority, Agence Nationale de Réglementation des Télécommunications (National Telecommunications Regulation Agency — ANRT), to implement free competition and regulate the telecommunications market in Morocco. The liberalization and privatization program of the telecommunications market advocated by the World Bank is monitored and managed by the ANRT. Principal regulatory developments in 2003 were the adoption by the Government Council of draft Law 55/03 which institutes a more gradual sanction system based on fines, relieves the operators of some obligations related to universal service and land development, and authorizes the use of alternative infrastructures.

Research and Development

      Maroc Telecom has no research and development center, but it relies on internal technical experts who implement new services, with expenses in 2003 (as in 2002 and 2001) of approximately €2 million.

Other

Veolia Environnement (VE)

      Until June 2002, we held approximately 63% of the share capital of Veolia Environnement, an environmental services business with global operations. In July 2002, we reduced our stake to approximately 40.8% of the outstanding share capital of Veolia Environnement and through an additional sale on December 24, 2002, we further reduced our stake to approximately 20.4%. Our investment in Veolia Environnement is now accounted for using the equity method. As part of the December sale, we granted to the purchasers a call option exercisable until December 23, 2004 to purchase our remaining stake in Veolia Environnement at €26.5 per share. For information on this call option, see “Item 5 — Operating and Financial Review and Prospects — Contingent Liabilities.”

Vivendi Telecom International (VTI)

      Vivendi Telecom International operates our fixed and mobile telecommunications businesses outside France and Morocco. VTI’s revenue, excluding Maroc Telecom, was €340 million in 2003, €461 million in 2002 and €242 million in 2001.

      In 2002, we decided to explore selling VTI’s stakes in Hungary, Poland, Egypt and Kenya in order to focus on our core businesses. In May 2003, we sold Vivendi Telecom Hungary to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. for €325 million (including the assumption of €305 million in net debt).

      Monaco. On June 18, 2004, Vivendi Universal sold its stake in Monaco Télécom to Cable and Wireless for €169 million. The remaining 45% stake is held by the Principality of Monaco.

      Spain. In August 2003, VTI sold its stake in Xfera Moviles for a nominal €1 to the other members of the Xfera consortium, generating a capital gain of €16 million (including a €75 million provision accrual).

      Poland. Vivendi Universal and VTI jointly hold 49% of Elektrim Telekomunikacja (ET), a major player in the Polish telecommunications market. In November 2002, ET entered into an agreement to sell the cable television services of its wholly owned subsidiary, EI Viv Télécom for €110 million. The completion of this sale remains subject to Polish regulatory approval. In February 2003, ET sold part of its Polish fixed telephony business for approximately €17 million. ET is exploring various options with respect to its fixed telephony operations as well as its 51% stake in PTC, a mobile telephone operator with approximately 6.2 million customers at the end of 2003. For a description of certain litigation relating to Vivendi Universal’s interest in ET, see “Item 8 — Litigation.”

      Kenya. On May 25, 2004, VTI sold its 60% stake in Kencell to the Sameer Group, which already held 40% of Kencell, for $230 million in cash.

      Egypt. On February 25, 2003, VTI signed a share purchase agreement to sell its interest in Vodafone Egypt Telecommunications for an aggregate consideration of €40 million. The completion of the transaction is subject to regulatory approvals and various other closing conditions.

Vivendi Universal Net (VUNet)

      VUNet, a wholly owned subsidiary of Vivendi Universal, and its subsidiary, Vivendi Universal Net USA Group, Inc. (VUNet USA), hold Vivendi Universal’s Internet and new technology operations. In 2002, Vivendi Universal carried out a strategic review of its Internet operations. This led to the implementation of a total restructuring in 2003 through cost-reduction programs, asset sales, transfers of certain operations to other Vivendi Universal entities and the wind-up of certain subsidiaries. As a result, VUNet and VUNet USA are no longer operating subsidiaries of Vivendi Universal as of January 2004. Completion of this restructuring is expected by December 2004.

Organizational Structure

      The following table sets forth the subsidiaries through which we conducted the majority of our operations as of December 31, 2003 (subsidiaries are indented following their respective parent companies).

		2003				2002

	Country of	Accounting	Voting	Ownership		Accounting	Voting	Ownership
	Incorporation	Method	Interest	Interest		Method	Interest	Interest

				direct	indirect			direct	indirect
Canal+ Group
Groupe Canal+ S.A.	France	C	100%	100%		C	100%	100%
Canal+ S.A.(a)	France	C	49%		49%	C	49%		49%
CanalSatellite S.A.	France	C	66%		66%	C	66%		66%
StudioCanal S.A.	France	C	100%		100%	C	100%		100%
MultiThématiques	France	C	64%		64%	C	64%		64%
Universal Music Group
Universal Studios Holding I Corp	USA	C	92%	92%		C	92%	92%
Universal Music (UK) Holdings Ltd.	UK	C	100%		100%	C	100%		100%
Universal Entertainment GmbH	Germany	C	100%		100%	C	100%		100%
Universal Music K.K.	Japan	C	100%		100%	C	100%		100%
Universal Music S.A.S	France	C	100%		100%	C	100%		100%
Universal Studios, Inc.	USA	C	92%	92%		C	92%	92%
Universal Music Investments Inc	USA	C	100%		100%	C	100%		100%
PolyGram Holding, Inc.	USA	C	100%		100%	C	100%		100%
Interscope Records	USA	C	100%		100%	C	100%		100%
UMG Recordings, Inc.	USA	C	100%		100%	C	100%		100%
Vivendi Universal Games	USA	C	99%		99%	C	99%		99%
Vivendi Universal Entertainment(b)
Universal Pictures International B.V.	Netherlands	C	92%	92%		C	92%	92%
Universal Studios Inc	USA	C	92%	92%		C	92%	92%
Vivendi Universal Entertainment LLLP	USA	C	93%		86%	C	93%		86%
SFR Cegetel Group
Cegetel Groupe S.A.(c)	France	—	—	—		C	59%	44%
SFR (mobile and holding company in 2003)(c)	France	C	56%	56%		C	80%		80%
Cegetel S.A.S./ Cegetel S.A. (fixed)(d)	France	C	65%		65%	C	80%		90%
Télécom Développement(d)	France	—	—		—	E	50%		50%
Maroc Telecom S.A.(e)	Morocco	C	51%		35%	C	51%		35%
Other
Vivendi Telecom International S.A.	France	C	100%	100%		C	100%	100%
Vivendi Telecom Hungary(f)	Hungary	—	—		—	C	100%		100%
Kencell S.A.	Kenya	C	60%		60%	C	60%		60%
Monaco Télécom S.A.M.	Monaco	C	55%		55%	C	55%		55%
Elektrim Telekomunikacja S.A.(g)	Poland	E	49%		49%	E	49%		49%
Xfera Moviles S.A.(f)	Spain	—	—		—	E	26%		26%
Vivendi Universal Publishing S.A.	France	C	100%	100%		C	100%	100%
Groupe Express-Expansion(f)	France	—	—		—	C	100%		100%
Comareg S.A.(f)	France	—	—		—	C	100%		100%
Atica	Brazil	C	98%		49%	C	98%		49%
Vivendi Universal Net	USA	C	100%	100%		C	100%	100%
UGC	France	E	38%	38%		E	58%	58%
Veolia Environnement S.A.	France	E	20%	20%		E	20%	20%

C:	Consolidated; E: Equity.

(a)	Consolidated because Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.

(b)	On May 11, 2004, NBC and VUE completed the creation of NBC Universal, a global media and entertainment enterprise with expected 2005 revenues of $15 billion. As a result of this transaction, Vivendi Universal has an approximate 20% interest in NBC Universal which is controlled by GE. Beginning in 2006, Vivendi Universal will have the right to monetize its interest over time at fair market value.

(c)	As a consequence of the acquisition of BT Group’s 26% interest in Cegetel Groupe SA, Vivendi Universal had an 85% voting interest in Cegetel Groupe SA and consolidated this entity and its subsidiary SFR, with an interest of 70% and approximately 56%, respectively, from January 23, 2003. On December 18, 2003, the extraordinary shareholders meeting of Cegetel Groupe SA approved the merger of Transtel, Cofira and SFR into Cegetel Groupe SA. The new company resulting from the merger, which is both the mobile phone operator and the holding company of the group, is renamed SFR. It is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. Further to this simplification of the capital structure an amendment to the Cegetel shareholders’ agreement was signed in order to include specific provisions of the SFR shareholders’ agreement. Under the terms of this amended shareholders’ agreement, Vivendi Universal has management control of SFR, majority control over the board of directors and appoints the chairman and CEO, majority control over the shareholders general meeting, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal. The Cegetel shareholders’ agreement is available at http://www.vivendiuniversal.com.

(d)	In December 2003, Cegetel SA and Télécom Développement (network operator, subsidiary of SNCF) were merged into a new entity named Cegetel SAS. The capital of this company is 65% held by SFR and 35% by SNCF.

(e)	Vivendi Universal owns a 35% interest in Maroc Telecom, and the Kingdom of Morocco holds the remaining 65%. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders’ agreements, Vivendi Universal has majority control over its supervisory board and management board. Under shareholders’ agreements, Vivendi Universal appoints 3 of the 5 members of the management board, appoints the chairman of the management board and exercises 51% of all voting rights at shareholders general meetings; and these rights grant Vivendi Universal, under the majority rules set forth in the company’s by-laws, control over the shareholders general meeting, as well as over the supervisory and management boards of Maroc Telecom. Should Vivendi Universal not acquire the shares that would give it the majority of Maroc Telecom’s share capital, the 16% voting rights granted to Vivendi Universal through shareholders’ agreements would expire on September 1, 2005, unless the Kingdom of Morocco exercises its put option requiring Vivendi Universal to acquire an additional 16% interest in Maroc Telecom’s share capital prior to that date. On September 2, 2003, Vivendi Universal announced that its board of directors approved a plan to increase its interest in Maroc Telecom S.A. to 51%.

(f)	Participations sold in 2003.

(g)	Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim SA holding the remaining 51% until September 3, 2001. An agreement concerning the shareholding and management of Elektrim Telekomunikacja was signed by Vivendi Universal and Elektrim on September 3, 2001. This agreement had no impact on Vivendi Universal’s ownership or voting interest in Elektrim Telekomunikacja, which is unchanged at 49%. Belgian investment company Ymer acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. Ymer is a company independent of Vivendi Universal, which does not own nor control it, directly or indirectly. Vivendi Universal has purchased non-voting shares in LBI fund, an investment company, operating as a mutual fund, which enabled Ymer to make its acquisition. Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right nor an obligation to sell the shares it holds in Elektrim Telekomunikacja to Vivendi Universal, and is free to sell them to a third party at any time, subject to Vivendi Universal’s right of pre-emption thereon. Ymer is consequently not consolidated by Vivendi Universal. However, the economic exposure is carried by Vivendi Universal, which consequently records valuation allowances where appropriate, on the basis of quarterly values communicated by the mutual fund manager (please see “Item 18 — Note 8.1”). Agreements between Vivendi Universal and Elektrim retain Vivendi Universal’s pre-existing rights. Vivendi Universal, Elektrim SA and Ymer have 3, 3 and 1 representatives on the Elektrim Telekomunikacja supervisory board, respectively, and 2, 2 and 2 representatives on the management board, respectively, all of whom are appointed independently by Vivendi Universal, Elektrim, and Ymer. Vivendi Universal consequently accounts for its interest in Elektrim Telekomunikacja using the equity method. The group intends to sell this interest. As a consequence, Vivendi Universal may consider purchasing the 2% equity interest held by Ymer in order to further enhance its shareholder rights and thereby facilitate the divestiture of the entire participation in Elektrim Telekomunikacja.

     For more information on the above table, see “Item 18 — Note 27.”

Property, Plant and Equipment

      In connection with our music and TV & film businesses, we own manufacturing facilities in the US and Germany and office buildings and warehouse facilities in various countries. To support the rest of its business operations around the world, Vivendi Universal leases the majority of the real estate it requires.

      VUE owns, develops and manages the Universal City complex in Universal City, California, spanning approximately 400 acres and comprised of: Universal City Studios, a complex of filmed entertainment production, post-production and studio facilities and supporting office space; the Universal Studios Hollywood Theme Park and Universal CityWalk, an integrated retail and entertainment complex offering shopping, cinemas, dining and open-area food and beverage facilities, and the Universal Ampitheatre, an enclosed entertainment venue. In addition, Universal Studios has an ownership interests and provides operational and management oversight for the following theme park facilities: Universal Studios Florida, Universal’s Islands of Adventure and Wet ’n Wild in Orlando, Florida; Universal Studios Japan in Osaka, Japan; and Universal Mediterránea near Barcelona, Spain.

      We have various commitments for the purchase of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

Patents, Licenses, Contracts, Manufacturing Processes

      Other than SFR’s UMTS license (see “Item 18 — Note 5” for further information), we have no patents, licenses, contracts or other manufacturing processes that are, in particular, material to Vivendi Universal.

Item 5:     Operating and Financial Review and Prospects

Basis of Presentation

      The discussion presented below focuses on an analysis of Vivendi Universal’s financial and business segment results prepared in accordance with generally accepted accounting principles in France (French GAAP), which differ in certain significant respects from accounting principles generally accepted in the US (US GAAP). For discussion of the most significant reconciling items, see “Item 18 — Note 32.”

      We, under previous management, announced that we intended to fully adopt US GAAP reporting standards beginning in 2002 for the disclosure of supplemental financial information for investors. Following the change in senior management in July 2002, it was decided that Vivendi Universal, as a French company, would prospectively only report its primary financial statements in French GAAP with a reconciliation to US GAAP. We will, however, periodically publish selected US GAAP financial information as required under certain of our debt agreements.

Overview

      Our financial condition and results of operation over the three-year period under review have been significantly impacted by our divestiture program and our focus on improving our liquidity and debt situation. Due to the progress in our divestiture program, we were able to improve our liquidity and debt situation in 2003. We reduced our financial net debt from €34.9 billion in June 2002 to €12.3 billion by the end of 2002 and €11.6 billion by the end of 2003, despite a €4 billion investment to acquire the BT stake in Cegetel in January 2003. Access to cash flows from each of our businesses has improved and the generation of cash flow by our business units has contributed to debt reduction.

      Having improved our liquidity and reduced our debt, we are now focusing on developing the assets of our two core businesses: media and telecommunications.

      In 2003, we invested €6.0 billion, €1.6 billion of which consisted of capital expenditures in our core businesses and €4 billion to increase our stake in SFR Cegetel Group. In addition, the NBC-Universal Transaction was finalized on May 11, 2004. We also decided to increase our stake in Maroc Telecom and refocused, restructured and recapitalized Canal+ Group, resulting in decreased costs of approximately €3 billion. At UMG, we implemented significant cost-reduction programs, as well as anti-piracy campaigns. At VU Games, we initiated a restructuring plan (and implemented a new strategic direction) in early 2004. Furthermore, we eliminated major cash drains and divested non-strategic assets (with 2003 proceeds at approximately €3 billion, and approximately €15 billion in proceeds since July 2002). For more information on our business and certain major transactions, see “Item 4 — Business Overview” and “Item 4 — Business Overview — 2003 Significant Transactions.”

      Moreover, our net loss was significantly reduced in 2003 to €1,143 million compared to €23,301 million in 2002. Excluding Veolia Environnement, this significant improvement was mainly due to lower impairment losses from goodwill and other intangible assets and lower financial provision accrual, and was slightly offset by lower gains on businesses sold.

      This improvement was also mainly achieved through the growth of our operating income (reflecting the fast development of both SFR Cegetel Group and Maroc Telecom), the favorable impact of ongoing restructuring plans, and tax improvements, while being partially offset by higher financial expenses.

      The following discussion of our operations should be read in conjunction with our Consolidated Financial Statements and related Notes set forth in Item 18 of this annual report.

Comparability

Realignment of Segment Reporting

      In 2002, we realigned our segment reporting to reflect the new business organizations and management structures resulting from the change in senior management, as well as the dispositions of businesses which occurred in the second half of the year.

Changes in Accounting Principles and Financial Statement Presentation

      In 2001, Vivendi Universal adopted new accounting principles and modified its financial statement presentation in order to more closely align accounting policies between French GAAP and US GAAP. The principal changes, as they relate to the discussion presented below, are as follows:

•	As permitted by Regulation 99.02 (§41) of the French Accounting Standards Board, Vivendi Universal elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format used in prior years.

•	For our subsidiary Veolia Environnement (which was deconsolidated from the Vivendi Universal balance sheet as of December 31, 2002), revenues include operating subsidiaries and exclude any revenues related to construction of assets for internal use.

•	The definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items are primarily comprised of gains and losses on the divestiture of businesses. Exceptional items are presented as a separate component in our Consolidated Statement of Income after operating income and financial expenses but before income taxes. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as components of operating income.

Critical Accounting Estimates

      Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of Vivendi Universal’s financial statements because they inherently involve significant judgments and uncertainties. For all of these estimates, Vivendi Universal cautions that future events rarely develop exactly as forecast, and that these estimates are subject to adjustments.

     Use of Estimates

      The preparation of Vivendi Universal’s financial statements requires management to make informed estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for investments, long-lived assets, pension liabilities and deferred taxes.

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

     Asset Impairment

Valuation of long-term assets

      Vivendi Universal reviews the carrying value of its long-term assets held and used, intangible assets that do not have indefinite lives and long-term assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting from lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-term assets.

Goodwill and other intangible assets with indefinite lives

      Vivendi Universal regularly reviews the carrying value of goodwill and other intangible assets that are determined to have an indefinite life. These assets are tested for impairment on an annual basis and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below the carrying value. The fair value of these assets is determined using the discounted cash flow method, which is based on business plans approved by the board supported by a market approach (standard criteria including: a comparison to similar listed companies, an assessment based on the value attributed to the reporting units involved in recent transactions and quoted market prices). Reporting units involved in the asset divestiture program approved by the board of directors are assessed on the basis of their net realizable value. Under US GAAP, Vivendi Universal adopted SFAS 142 as of January 1, 2002. Under this standard, Vivendi Universal tests for impairment on the basis of the same objective criteria that are used under French GAAP. Nevertheless, SFAS 142 requires a two-step approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its book value, including goodwill. In order to determine the fair value of the reporting unit, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the reporting unit is less than its book value, a second step is performed which compares the implied value of the reporting unit’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the reporting unit and the net of the fair value of the identifiable assets and liabilities of the reporting unit. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment. For more information, see “Item 18 — Note 32.” Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.

Investments and receivables from equity affiliates

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

     Revenue Recognition

      Vivendi Universal has revenue recognition policies for its various units, which are appropriate to the circumstances of each business. See “Item 18 — Note 1” for a summary of these revenue recognition policies.

      Vivendi Universal records reductions to revenues for estimated future returns of merchandise, primarily home video, DVD, recorded music and software products. These estimates are based upon historical return experience, current economic trends and projections of customer demand for and acceptance of the products. Differences may arise with respect to the amount and timing of the revenue for any period if actual performance varies from these estimates.

     Film and Television Revenues and Costs

      Vivendi Universal accounts for the production and distribution of motion pictures and television programming in accordance with SOP 00-2, which requires management’s judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each film or program. These estimates are used to determine the amortization of capitalized production costs, expensing of participation and residual cost and any necessary net realizable value. If actual demand or market conditions are actually less favorable than the projections, potentially significant film, television or programming cost write-downs may be required.

     Music Advances to Artists

      For established artists, Vivendi Universal capitalizes advances and direct costs associated with the creation of record masters and expenses these costs as the related royalties are earned or when the amounts are determined to be unrecoverable. An established recording artist is an artist whose past performance and current popularity provide a sound basis for estimating the recoverability of the advance. Advances to artists who are not established are expensed as incurred. Estimates of recoverability can change based on the current popularity of the artist based on sales through the reporting period. If it appears that a portion of the advance is not recoverable from royalties to be earned by the artist, a provision is made in the period that a loss becomes apparent.

     Pension Benefit Costs

      Vivendi Universal’s pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally the US, Canada, the United Kingdom and France. Two critical assumptions, discount rate and expected return on plan assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increase. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, as it is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our weighted average discount rate from 6.3% in 2001 to 5.7% in 2002 and to 5.4% in 2003 to reflect market interest rate conditions. For our US plans, a further 50 basis point decrease in the discount rate would increase pension expense by approximately €1 million per year. To determine the expected long-term rate of return on pension plan assets, we consider, for each country, the structure of the asset portfolio and the expected rates of return for each of the components. For our US plans, a 50 basis point decrease in the expected return on assets of principal plans would increase pension expense on our principal plans by approximately €2 million per year.

      We assumed that the weighted averages of long-term returns on our pension plans were 6.5% in 2003, 7.2% in 2002 and 7.4% in 2001. Further information on our principal pension plans is provided in Note 15 to our Consolidated Financial Statements, including disclosure of these assumptions.

     Contingencies

      Vivendi Universal records liabilities when (i) at the end of the period the group has a legal, regulatory or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) they can be reliably estimated. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators. The amount recognized as a provision represents the best estimate of the risk at the Consolidated Statement of Financial Position date. If no reliable estimate can be made of the amount of the obligation, no provision is recorded. The information is then presented in the Notes to our Consolidated Statement of Financial Position. Contingent liabilities are often resolved over long time periods.

     Provisions and Liabilities

      Provisions and liabilities related to taxes, legal issues and restructuring charges, including environmental matters, require significant judgments and estimates by management. The Company continually evaluates these estimates based on changes in the relevant facts and circumstances and events that may impact estimates. Management continually assesses the appropriateness and adequacy of these accounts and adjusts them as estimates change based on current facts and circumstances. While management believes that the current provisions and liabilities for these matters are adequate, there can be no assurance that circumstances will not change in future periods.

      Certain significant accounting policies do not involve the same level of measurement uncertainties as those discussed above, but are nevertheless important to an understanding of our Consolidated Financial Statements. Policies related to financial instruments, deferred tax assets and business combinations require difficult judgments on complex matters. For a discussion of accounting policies that Vivendi Universal has selected from acceptable alternatives, see “Item 18 — Note 1.”

RESULTS OF OPERATIONS

Preliminary notes:

      On May 11, 2004, Vivendi Universal and GE closed the NBC-Universal Transaction (the parties had executed the definitive agreement on October 8, 2003), thereby combining the respective businesses of NBC and VUE. This transaction resulted in an approximate 20% interest in NBC Universal. As a result of the closing of the NBC-Universal Transaction, Vivendi Universal deconsolidated VUE and its interest in NBC Universal is accounted for using the equity method. The NBC-Universal Transaction is described in “Item 4 — Information on the Company — 2003 Significant Transactions.” For unaudited condensed pro forma consolidated financial statements reflecting the deconsolidation of VUE, see below.

      This transaction had no impact on Vivendi Universal’s 2003 Financial Statements and should have an impact on the Company’s 2004 Financial Statements. For more information on the estimated impact of this transaction on Vivendi Universal’s accounts, see “Item 18 — Note 3.”

Consolidated Statement of Income:

	Year ended December 31,

		2002 with VE
		accounted for
	2003	using the equity	2002	2001
	Actual(a)	method(b)	Actual(a)	Actual

	(In millions, except per share amounts)
Revenues	€25,482	€28,112	€58,150	€57,360
Cost of revenues	(15,268)	(16,749)	(40,574)	(39,526)
Selling, general and administrative expenses	(6,812)	(8,919)	(12,937)	(13,699)
Other operating expenses, net	(93)	(567)	(851)	(340)

Operating income	€3,309	€1,877	€3,788	€3,795
Financing expense	(698)	(650)	(1,333)	(1,455)
Other financial expenses, net of provisions	(509)	(3,444)	(3,409)	(473)

Financing and other expenses, net	€(1,207)	€(4,094)	€(4,742)	€(1,928)

Income (loss) before gain on businesses sold, net of provision, income taxes, equity interest, goodwill amortization and minority interests	€2,102	€(2,217)	€(954)	€1,867
Gain on businesses sold, net of provisions	602	1,125	1,049	2,365
Income tax expense	408	(2,119)	(2,556)	(1,579)

Income (loss) before equity interest, goodwill amortization and minority interests	€3,112	€(3,211)	€(2,461)	€2,653
Equity in earnings of sold subsidiaries(a)	1	17	17	—
Equity in (losses) earnings of unconsolidated companies	71	(99)	(294)	(453)
Equity loss in Veolia Environnement impairment(c)	(203)	—	—	—
Goodwill amortization	(1,120)	(992)	(1,277)	(1,688)
Impairment losses(d)	(1,792)	(18,442)	(18,442)	(13,515)

Income (loss) before minority interests	€69	€(22,727)	€(22,457)	€(13,003)
Minority interests	(1,212)	(574)	(844)	(594)

Net loss	€(1,143)	€(23,301)	€(23,301)	€(13,597)

Loss per share — basic	€(1.07)	€(21.43)	€(21.43)	€(13.53)

Weighted average common shares outstanding (in millions)(e)	1,071.7	1,087.4	1,087.4	1,004.8

(a)	In 2002 and 2003, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and presented the equity in (losses) earnings of businesses that were sold during each fiscal year on one line in the consolidated statement of income as “equity in (losses) earnings of sold subsidiaries”. In 2002 sold subsidiaries include all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games, publishing activities in Brazil and the Consumer Press Division and Comareg. In 2003, disposed subsidiaries include the Consumer Press Division, which was sold in early February 2003.

(b)	This consolidated statement of income presents the group’s scope of consolidation as at December 31, 2002. It illustrates the accounting of Veolia Environnement by using the equity method from January 1, 2002 instead of December 31, 2002.

(c)	The impairment loss of €203 million corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e., €453 million), after a notional impairment of goodwill initially recorded as a reduction of shareholder’s equity of €250 million, as prescribed by French GAAP.

(d)	In 2003, includes impairment losses in respect of goodwill (€1,273 million), other intangible assets (€406 million) and investments accounted for using the equity method (€113 million).

(e)	Excluding treasury shares recorded as a reduction of shareholders’ equity (4,360 shares as at December 31, 2003). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,209.6 million common shares as at December 31, 2003. The financial instruments with potential dilution effect that were in the money as of December 31, 2003 represented approximately 96.2 million common shares on a total of 137.9 million common shares to be potentially issued.

Unaudited Condensed Pro Forma Consolidated Financial Statements

      The following unaudited condensed pro forma consolidated statement of income have been prepared in accordance with Rule 11-02 of Regulation S-X under the Exchange Act, assuming that the deconsolidation of VUE occurred on January 1, 2003, and the equity method of accounting for the investment in VUE was used for all of 2003. The following unaudited condensed pro forma consolidated financial position has been prepared assuming the deconsolidation of VUE occurred on December 31, 2003. The following unaudited condensed pro forma consolidated statements of income and financial position are not necessarily indicative of the actual results of operations which would have occurred had the deconsolidation occurred on these dates, nor are they necessarily indicative of future operating results. The following unaudited condensed pro forma consolidated statements of income and financial position do not give effect to the acquisition of approximately 20% interest in NBC.

(a)	Unaudited Condensed Pro Forma Consolidated Statement of Income as of December 31, 2003

	Year Ended December 31, 2003
	(French GAAP, Unaudited)

		Deconsolidation
	Reported	of VUE	Pro forma

	(In millions of euros)
Revenues	€25,482	€(6,022)	€19,460
Operating expenses	(22,173)	5,091	(17,082)

Operating income	3,309	(931)	2,378
Financing and other expense, net	(1,207)	236	(971)

Income (loss) before gain on businesses sold, net of provisions, income taxes, equity interest, goodwill amortization and minority interests	2,102	(695)	1,407
Gain on businesses sold, net of provisions	602	(18)	584
Income tax expense	408	175	583

Income (loss) before equity interest, goodwill amortization and minority interests	3,112	(538)	2,574
Equity in (losses) earnings of unconsolidated companies and sold affiliates	72	(12)	60
Goodwill amortization & impairment	(3,115)	520	(2,595)

Income (loss) before minority interests	69	(30)	39
Minority interests	(1,212)	30	(1,182)

Net loss	€(1,143)	€—	€(1,143)

Loss per basic share	€(1.07)		€(1.07)

Adjustments to conform to U.S. GAAP:
Business combination and goodwill	1,021	(333)	688
Impairment losses of goodwill and other intangible assets	(742)	—	(742)
Impairment of long-lived assets	(25)	—	(25)
Intangible assets	(152)	—	(152)
Financial instruments	155	(37)	118
Employee benefit plans	(66)	41	(25)
Other	50	(11)	39
Tax effect	(428)	25	(403)
Deduction of income from discontinued operations	(306)	—	(306)
Adjustments to conform to U.S. GAAP relative to VUE	—	315	315

Sub-total	(493)	—	(493)

U.S. GAAP net loss from continuing operations	€(1,636)	€—	€(1,636)

(b)	Unaudited Condensed Pro Forma Consolidated Statement of Financial Position as of December 31, 2003

	Year Ended December 31, 2003
	(French GAAP, Unaudited)

		Deconsolidation
	Reported	of VUE	Pro forma

Assets
Goodwill, net	17,789	(6,203)	11,586
Other intangible assets, net	11,778	(4,770)	7,008
Property, plant and equipment, net	6,365	(1,042)	5,323
Investments accounted for using the equity method	1,083	5,469	6,552
Other investments	3,549	(827)	2,722

Total long-term assets	40,564	(7,373)	33,191

Inventories and work-in-progress	744	(209)	535
Accounts receivable	8,809	(2,384)	6,425
Deferred tax assets	1,546	(56)	1,490
Short-term loans receivable	140	(1)	139
Marketable securities	259	—	259
Cash and cash equivalents	2,858	2,807	5,665

Total current assets	14,356	157	14,513

TOTAL ASSETS	54,920	(7,216)	47,704

Liabilities and Shareholder’s Equity
Total shareholder’s equity	11,923	917	12,840
Minority interests	4,929	(952)	3,977
Other equity	1,000	—	1,000
Deferred income	560	(97)	463
Provision	2,294	(49)	2,245
Long-term debt	9,621	(213)	9,408
Other non-current liabilities and accrued expenses	2,407	(799)	1,608

Total non-current liabilities	32,734	(1,193)	31,541

Accounts payable	12,261	(1,880)	10,381
Deferred taxes	5,123	(1,661)	3,462
Bank overdrafts and other short-term borrowings	4,802	(2,482)	2,320

Total current liabilities	22,186	(6,023)	16,163

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	54,920	(7,216)	47,704

Comparison of 2003 versus 2002

      Vivendi Universal’s net loss was significantly reduced in 2003 to 1,143 million compared to 23,301 million in 2002. Excluding Veolia Environnement, this significant improvement was mainly due to lower impairment losses of goodwill and other intangible assets and lower financial provision accrual, which were slightly offset by lower gains on businesses sold.

      Excluding these items and treating Veolia Environnement as accounted for using the equity method in both periods, the improvement has been achieved through:

+ €1,432 million from the operating income improvement,

       + €393 million from the tax improvement (mainly a consequence of the rationalization of SFR Cegetel Group’s structure),

and was partially offset by:

—	€538 million from the higher financial expenses (mainly due to €228 million of foreign exchange losses in 2003 against €153 million capital gain on Vinci shares in 2002),

—	€273 million from the higher minority (mainly due to the improvement in SFR Cegetel Group and Maroc Telecom results)

—	€103 million from the decrease in equity in earnings or sold affiliates (reduced contribution from Veolia Environnement not fully offset by reduced losses in international telecom and Canal+)

—	€48 million from the higher financing expenses, reflecting an increased average cost of the debt (4.8% in 2003 versus 4.1% in 2002) offset by a lower average gross debt (€16.4 billion in 2003 versus €22.1 billion in 2002).

      Net income in 2003, excluding exceptional items and goodwill, includes non-recurring items. The positive items are the simplification of SFR’s structure (€287 million group share) and the reversal of certain provisions (€649 million). These were largely offset by the negative impact of currency movements (€228 million of foreign exchange losses and €121 million from the effect of currency on the operating income) as well as restructuring provisions and various exceptional charges (€510 million).

Revenues

      In 2003, Vivendi Universal’s consolidated revenues amounted to €25,482 million compared with €58,150 million in 2002. Excluding Veolia Environnement and the publishing businesses divested in 2003, Vivendi Universal’s pro forma 2003 revenues declined 10%, from €28,157 million in 2002 to €25,354 million in 2003, and 3% at constant currency. The main contributors to the decline at constant currency were UMG, VU Games and Canal+ Group (mainly due to scope changes) partially offset by increased revenues at SFR Cegetel Group, Maroc Telecom and VUE.

      For an analysis of revenues by business segment, please see “— Comparison of Business Segment Results.”

Cost of Revenues

      In 2003, cost of revenues represented 60% of revenues or €15,268 million compared to 60% of revenues or €16,749 million in 2002 excluding Veolia Environnement. Gross margins were flat due to the combination of: (i) improved gross margin from Canal+ Group mainly due to the efficient cost reduction policy and scope changes, (ii) reduced gross margins at UMG (higher proportion of lower margin activities) and VU Games (higher royalty expenses), (iii) the divestiture of Consumer Press and Comareg and (iv) reduced costs from Vivendi Telecom International (VTI) and internet activities as a result of the ongoing restructuring plan.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses represented 27% of revenues or €6,812 million in 2003 compared to 32% of revenues or €8,918 million in 2002 excluding Veolia Environnement. The cost improvements in 2003 versus 2002 are attributable to: (i) lower fixed costs at UMG, (ii) scope changes at Canal+ Group, VTI and VUE and the divestiture of Comareg and Consumer Press Division and (iii) decline of holding costs as 2002 was impacted by high expenses related to pensions and insurance as a result of changes in scope.

Depreciation and Amortization

      Depreciation and amortization (D&A) are part of the cost of revenues and selling, general and administrative expenses. In 2003, D&A amounted to €1,977 million compared to €2,669 million in 2002 excluding Veolia Environnement. This improvement was mainly due to scope changes at Canal+ Group, reduction of the amortization of catalogue induced by impairment losses recorded at UMG in 2002 and a higher level of D&A at SFR Cegetel Group in 2002 resulting from the revision of the useful life of mobile tangible assets and from the effect of the impairment test on the fixed line operations.

Other Operating Expenses, Net

      Other operating expenses, net amounted to €93 million in 2003 compared to €851 million in 2002. They are comprised of restructuring charges, which amounted to €221 million in 2003 (mainly at UMG, Canal+ Group and Internet) compared to €304 million in 2002 (mainly resulting from restructuring plans at the holding level and at Internet). In 2003, other operating expenses, net also included provision reversals (of which €129 million were at Canal+ Group). In 2002, other operating expenses also included non-recurring provisions.

Operating Income

      Whereas Vivendi Universal’s revenues declined by 56%, Vivendi Universal operating income declined by 13% to €3,309 million in 2003 compared to €3,788 million in 2002, mainly due to scope changes. Vivendi Universal’s pro forma 2003 operating income increased by 61%, and 67% at constant currency, to €3,303 million compared with €2,051 million in 2002 (see “— Comparison of Business Segment Results”).

      This strong operating income performance was achieved by improving Canal+ outside France, VU Net, VTI and Vivendi Valorisation (€903 million) and through improving performance at SFR Cegetel Group, Maroc Telecom and Canal+ Group’s core business (pay-TV in France) (€815 million), lower corporate costs (€335 million) and despite lower performance compared with 2002 at UMG and VU Games (–€750 million).

      For an analysis of operating income by business segment, see “— Comparison of Business Segment Results.”

Financing Expense

      In 2003, financing expense was reduced by one-half to €698 million compared to €1,333 million in 2002. On a pro forma basis, financing expense was up 12% compared to €624 million in 2002. Average gross debt decreased to €16.4 billion in 2003 from €22.1 billion in 2002 including the €4 billion investment to increase Vivendi Universal’s stake in SFR Cegetel Group in 2003, but as a result of our plan to carry out certain refinancings, and the refinancing plan, the average cost of gross debt increased from 4.1% in 2002 to 4.8% in 2003, including management of interest costs.

Other Financial Expenses, Net of Provisions

      In 2003, other financial expenses, net of provisions amounted to €509 million compared to €3,409 million in 2002. They were comprised of:

(i) other financial expenses which were deemed non-recurring, net of provisions, including financial provisions and amortization of financial charges, realized losses related to financial provisions taken previously, fees related to the implementation of the refinancing plan and losses incurred on the settlement of put options on treasury shares, amounted to €94 million in 2003 compared to €3,676 million in 2002. In 2003, they were mainly comprised of losses related to the amortization of deferred charges related to bond issuances, facilities and others (€193 million including a €64 million provision accrual) and, fees incurred in the implementation of the refinancing plan (€50 million), the SEC indemnity (€40 million) and the downside mark-to-market of the put option granted to SNCF on the Cegetel SAS interest (€85 million, for more details, see “Item 18 — Note 29”). These negative impacts were partially offset by the sale of IAC warrants (€125 million including a €454 million provision reversal), the upside mark-to-market of DuPont shares (€142 million) and the termination of LineInvest total return swap (€97 million), and the sale of an impaired investment in Softbank Capital Partners (€29 million).

In 2002, they were mainly comprised of losses related to put options on treasury shares (€693 million including a provision accrual of €104 million), fees related to the implementation of the refinancing plan (€193 million) and provision accruals as a result of mark-to-market of IAC warrants, interest rate swap and premium on Vivendi Universal call option granted by BNP Paribas (€454 million, €261 million, €226 million, respectively), impairment losses related to Elektrim Telekomunikacja, UGC and UGC Ciné Cité, investments in international telecom and Softbank Capital Partners investment (€609 million,

€220 million, €175 million, €120 million, respectively) and amortization of deferred charges related to bonds issuances, facilities and others (€174 million). For more details, see “Item 18 — Note 22.”

(ii) Other financial expenses excluding the items described above amounted to €415 million in 2003 compared to a financial income of €268 million in 2002. In 2003, they were mainly comprised of foreign exchange losses (€228 million) and SFD debt cancellation vis-à-vis SFR Cegetel Group for €200 million, which was offset by an improvement in SFD’s net income and shareholder equity, which positively impacted SFR Cegetel Group equity earnings as SFD is 49% held by SFR Cegetel Group. In 2002, they were primarily comprised of a capital gain on the sale of Vinci (€153 million) and dividends from unconsolidated investments (€58 million).

Gain on Businesses Sold, Net of Provisions

      In 2003, gain on businesses sold, net of provisions of €602 million consisted mainly of capital gains on the divestiture and/or dilution of our interest in the following investments (see “Item 4 — 2003 Significant Transactions” for further information): Telepiù (€215 million, including a €352 million provision reversal), Consumer Press Division (€104 million), Sogecable (€71 million), UGC (–€47 million), Comareg (€42 million), Xfera (+€16 million, including a €75 million provision accrual) and Internet subsidiaries (€38 million). At December 31, 2003, income tax expense and minority interests related to gain on business sold, net of provisions, amounted to €21 million and €11 million, respectively. See “Item 18 — Note 23.”

      In 2002, gain on businesses sold, net of provisions totaled €1,049 million, the principal components were capital gains on the divestiture and/or dilution of our interest in the following investments: €1,588 million for BSkyB, €1,419 million for Veolia Environnement, €329 million for Vivendi Universal Publishing’s European publishing operations, €172 million for Canal Digital and €90 million for Vizzavi Europe. Partially offsetting these gains were capital losses on the divestitures of Houghton Mifflin (€822 million), EchoStar (€674 million), Vivendi Universal Publishing’s business-to-business and health divisions (€298 million) and Sithe (€232 million), and a €360 million provision related to the anticipated sale of Telepiù.

Income Tax Expense

      In 2003, income tax expense was a credit of €408 million compared to an expense of €2,556 million in 2002. This improvement was mostly due to (i) the effect of the rationalization of the structures at SFR Cegetel Group (saving €515 million in 2003), (ii) the deconsolidation of Veolia Environnement (expense of €437 million in 2002), (iii) a reversal of a reserve of €477 million (established in 2002 for a potential contractual liability for tax indemnification that would have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002) and (iv) other provision reversals resulting from the conclusion of tax audit for prior taxable period. After eliminating the tax impacts which were deemed non-recurring (mainly comprised of the reversal of the €477 million reserve and other provision reversals resulting from the conclusion of tax audit for prior taxable years) in 2003, income tax expense totaled €704 million compared to €1,534 million in 2002. In 2003, taxes relating to non-recurring items were a credit of €1,112 compared to an expense of €1,022 in 2002. Vivendi Universal’s income tax rate on net income excluding taxes relating to non-recurring items in 2003 was 31% compared to 63% in 2002.

Income Tax Cash Flow

      Since SFR Cegetel Group, Maroc Telecom, CanalSatellite and Canal+ SA are not part of Vivendi Universal’s consolidated tax group, losses elsewhere in the group are not available to offset profits taxable at those entities. Income tax paid amounted to €1,242 million in 2003 compared to €1,252 million in 2002. Cash flow benefit from the SFR Cegetel Group reorganization will mostly influence 2004 income tax paid.

Equity in (Losses) Earnings of Unconsolidated Companies

      Equity in earnings of unconsolidated companies amounted to €71 million in 2003, excluding impairment losses recorded by Veolia Environnement and the impairment losses recorded in respect to certain VUE affiliates, compared to an equity in loss of €294 million in 2002 mainly due to decreased losses from VTI, Internet and Canal+ subsidiaries, as main cash drains were eliminated, and increased earnings from SFR Cegetel Group subsidiaries, mainly due to SFD contribution, which had no impact on Vivendi Universal’s account as it was offset by another financial expense.

Goodwill Amortization

      In 2003, goodwill amortization declined 12% to €1,120 million compared to €1,277 million in 2002. The increase in Canal+ Group goodwill amortization was primarily due to the exceptional amortization of Telepiù goodwill for €129 million which offset a provision reversal recorded in the operating income for the same amount. The increased goodwill amortization at SFR was primarily due to the acquisition of the 26% BT stake. These increases have been more than offset by the impact of the divestitures and on-going restructuring plan at VU Net and the reduction of amortization induced by the impairment losses recorded in previous years.

Impairment Losses

      In 2003, impairment losses amounted to €1,792 million compared to €18,442 million in 2002. The main sources of these losses were UMG due to continued deterioration of the music market in 2003 (€1,370 million), VUE due to softness in the tourism market impacting theme park activity (impairment of €188 million), Canal+ Group resulting from impairment of international assets under divestiture (€165 million) and VU Games (€61 million).

      In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some media and telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, €18,442 million of goodwill was written down in 2002. These impairment losses were broken down as follows: €5.4 billion for Canal+ Group, €5.3 billion for UMG, €6.5 billion for VUE and €1.2 billion for international telecoms and Internet assets. This impairment charge did not reflect any proportional notional impairment of goodwill originally recorded as a reduction of shareholders’ equity, which amounted to €0.7 billion in 2002.

      For further discussion on impairment losses, see “Item 18 — Note 4.”

Minority Interests

      In 2003, minority interest expense increased by 44% to €1,212 million compared to €844 million in 2002, primarily due to the increased profitability at SFR Cegetel Group and Maroc Telecom and despite the acquisition of the 26% BT stake in SFR Cegetel Group.

Net Loss/ Loss Per Share — Basic

      Net loss was significantly reduced to €1,143 million compared to €23,301 in 2002. Vivendi Universal’s 2003 loss per share — basic amounted to €1.07 compared to €21.43 in 2002.

Comparison of 2002 versus 2001

Revenues

      Total revenues increased 1% from €57,360 million in 2001 to €58,150 million in 2002, primarily reflecting the acquisition in May 2002 of IAC’s entertainment assets, partially offset by the fact that revenues generated by Vivendi Universal publishing operations sold in 2002 are not included in 2002 revenues whereas they were included in 2001 revenues.

      For an analysis of revenues by business segment, see “— Comparison of Business Segment Results.”

Cost of Revenues

      In 2002, cost of revenues (including Veolia Environnement) represented 70% of revenues or €40,574 million compared 69% of revenues or €39,526 million in 2001. Main differences between 2002 and 2001: (i) loss in gross margin from Canal+ Group, due to increases in programming costs and the write-off of films at StudioCanal, (ii) declining revenues and higher artist & repertoire (A&R) development and royalty costs at UMG, (iii) deconsolidation of Vivendi Universal publishing businesses sold which operated at gross margins of 50% and Veolia Environnement, (iv) margin improvements at SFR Cegetel Group and Maroc Telecom as the result of managing costs efficiently as revenues rose, in particular thanks to productivity gains in interconnection and network costs at SFR Cegetel Group and (v) margin improvements at VUE mainly due to the inclusion of eight months of performance of IAC entertainment assets in 2002. The full-year consolidation of Maroc Telecom and the eight-month consolidation of IAC entertainment assets also contributed to the €1,048 million increase in cost of revenues.

Selling, General and Administrative Expenses

      In 2002, selling, general and administrative expenses represented 22% of revenues or €12,937 million compared to 23.9% of revenues or €13,699 million in 2001. In relation to revenues, the cost improvements in 2002 versus 2001 are attributed to: (i) the deconsolidation of the Vivendi Universal publishing businesses sold as they carried higher selling, general and administrative costs at 38% of revenues compared to the group average (ii) cost management at SFR Cegetel Group and Maroc Telecom, which reflects the effect of economies of scale as fixed costs were spread over a larger revenue base and (iii) the contributive margin from the acquired IAC entertainment assets at VUE.

      These improvements were offset by a significant increase in expenses at Holding & Corporate related to pensions and insurance.

Operating Income

      Total operating income was flat at €3,788 million in 2002 compared to €3,795 million in 2001 as increases in cost of revenues and other operating expenses were offset by a decline in selling, general and administrative expenses.

      For an analysis of operating income (loss) by business segment, see “Comparison of Business Segment Results.”

Financing Expense

      In 2002, financing expense amounted to €1,333 million, a decline of 8% compared to €1,455 million in 2001. The sales of Houghton Mifflin, the majority of Vivendi Universal Publishing’s other operations, Vivendi Universal’s investment in EchoStar and a portion of our interest in Veolia Environnement at the end of the year significantly reduced our debt level. However, the first half of 2002 included the cost of financing the acquisition of the entertainment assets of IAC in May and EchoStar in January. The average cost of debt in 2002 was 4.1% (excluding Veolia Environnement) compared to 4.0% in 2001.

Other Financial Expenses, Net of Provisions

      Other financial expenses, net of provisions of €3,409 million were incurred in 2002 compared to financial expenses, net of provisions of €473 million in 2001. In 2001, financial expenses, net of provisions were mainly comprised of a capital gain on the sale of Saint Gobain shares (€101 million), losses related to put options on treasury shares (€71 million) and provision accruals mainly related to Softbank Capital Partners investment (€119 million), investments related to Elektrim SA (€104 million) and Lagardère (€42 million).

Gain on Businesses Sold, Net of Provisions

      In 2002, gain on businesses sold, net of provisions totaled €1,049 million compared to €2,365 million in 2001. 2001 principal components were capital gains on the divestiture and/or dilution of our interest in the following companies: €1 billion for the BSkyB transactions, €712 million for the divestiture of AOL France, €151 million for the sale of Eurosport, €116 million for the sale of a 9.3% interest in Veolia Environnement, €125 million for the sale of Havas Advertising and €121 million for the Dalkia/ EDF transactions.

Income Tax Expense

      In 2002, income tax expense totaled €2,556 million, an increase of 62% over the prior year. Of the total, approximately €1.1 billion related to recurring operations, including €544 million for SFR Cegetel Group, and €1.0 billion related to exceptional items (mainly the use of deferred tax), which did not generate any cash outflow. Since SFR Cegetel Group and Maroc Telecom were not part of our consolidated tax group, losses elsewhere in the group were not available to offset profits taxable at those entities. As a result, Vivendi Universal’s income tax rate on adjusted net loss in 2002 was 63% compared to 50% in 2001.

Equity in (Losses) Earnings of Unconsolidated Companies

      Equity in (losses) earnings of unconsolidated companies decreased by 35% from €453 million in 2001 to €294 million in 2002, primarily due to decreased losses from Internet subsidiaries and Canal+ Group. Partially offsetting these improvements was the loss of equity income following the May 2002 acquisition and consolidation of the entertainment assets of IAC, which had previously been accounted for using the equity method, and increased losses from international telecom subsidiaries.

Goodwill Amortization

      In 2002, recurring goodwill amortization declined 24% to €1,277 million compared to €1,688 million in 2001, primarily due to the impact of goodwill impairment charges taken in prior periods.

Impairment Losses

      In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some media and telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, €18,442 million of goodwill was written down in 2002 compared to €13,515 million in 2001. For further discussion on impairment losses, see “Item 18 — Note 4” to the Consolidated Financial Statements.

Minority Interests

      In 2002, minority interest expense increased 42% to €844 million compared to €594 million in 2001, primarily due to the May 2002 acquisition of IAC’s entertainment assets, the dilution of our interest in Veolia Environnement and improved profitability at SFR Cegetel Group.

Net Income (Loss) and Earnings (Loss) Per Share — Basic

      A net loss of €23,301 million or €21.43 per share (basic and diluted) was incurred in 2002, compared with a net loss of €13,597 million or €13.53 per share (basic and diluted) in 2001.

Reconciliation to US GAAP

	Year Ended December 31,

	2003	2002 restated (a)	2001

	(In millions, except per share amount)
Revenues	€25,321	€40,062	€51,733
Operating income (loss)(b)	940	(18,633)	—
Financing expense(c)	(665)	(970)	—
Net loss — basic and diluted	(1,358)	(43,857)	(1,172)
Net loss per share — basic and diluted	€(1,27)	€(40,35)	€(1,19)

(a)	The Company’s reconciliation of US GAAP shareholders’ equity and net loss for 2002 has been restated to reflect certain additional adjustments more appropriately relating to 2002. This restatement corresponds to a reduction of the previously reported net loss of €44,447 million to a net loss of €43,857 million. Consequently, shareholders’ equity as of December 31, 2002 was improved from €11,065 million to €11,655 million. The per share amounts for the loss from continuing operations and the net loss were increased by €0.54 per share. For a detailed description of the restatement, see “Item 18 — Note 32.4.”

(b)	The reconciliation of the operating income as reported under French GAAP to the operating income (loss) under US GAAP is as follows:

	Year Ended
	December 31,

	2003	2002 restated

	(In millions)
Operating income — French GAAP	€3,309	€3,788
Reconciliation to US GAAP
Impairment losses	(2,301)	(21,587)
Real estate defeased properties	44	182
Employee benefit plans	(66)	(69)
Amortization of SFR market share	(138)	—
Other	92	(947)

Operating income (loss) — US GAAP	€940	€(18,633)

(c)	The reconciliation of the financing expense as reported under French GAAP to the financing expense under US GAAP is as follows:

	Year Ended
	December 31,

	2003	2002

	(In millions)
Financing expense — French GAAP	€(698)	€(1,333)
Reconciliation to US GAAP
Real estate defeased properties	(71)	(71)
Other	104	434

Financing expense — US GAAP	€(665)	€(970)

2003 versus 2002

Operating Income

      The most significant reconciling items impacting operating income in all periods presented relate to the impairment losses recorded with respect to goodwill and other intangible assets which are included in the operating income under US GAAP but not under French GAAP. In 2003, as a result of the allocation of the purchase price of an additional 26% interest in SFR in January 2003, Vivendi Universal recognized a market share for an amount of €650 million. Under French GAAP, market shares are considered to be indefinite-lived assets and, therefore, not amortized. However, they are subject to a regular impairment test. Under US GAAP, this market share was qualified as a subscriber base and determined to be amortized over periods ranging from three to five years resulting in an operating expense of €138 million in 2003.

Net Income

      For the years ended December 31, 2003 and 2002, the net loss under US GAAP was €1,358 million and €43,857 million (as restated), respectively, compared to a net loss of €1,143 million and €23,301 million under

French GAAP. In 2003, the most significant reconciling items in both periods were goodwill amortization, since goodwill ceased to be amortized under US GAAP on January 1, 2002 upon the adoption of SFAS 142, and the impact of the impairment test, for which the calculation is different under US GAAP (see “— Critical Accounting Estimates” for further information). Furthermore, as of December 31, 2003, the fair value of VUE denominated in US dollars, as per the NBC-Universal Transaction agreement, exceeded its carrying value also denominated in US dollars. In addition, a cumulative foreign currency loss was recorded as a reduction to shareholders’ equity through the currency translation adjustment account. Under French GAAP, at December 31, 2003, this foreign currency loss should not be taken into consideration when determining the estimated gain or loss related to the disposition of 80% of Vivendi Universal’s interest in VUE. Therefore, this foreign currency loss had no impact on Vivendi Universal’s 2003 net income under French GAAP. Under US GAAP, VUE was classified as an asset held for sale and initially measured at the lower of carrying value or fair value less costs to sell. EITF 01-5 required that, for purposes of this measurement, the carrying value should also include that portion of the cumulative translation adjustment which will be reclassified to earnings at the time of divestiture. As a result, the carrying value of VUE was reduced and a corresponding impairment loss of €920 million was recognized in 2003. In addition, under US GAAP, long-lived assets which are part of the VUE divestiture group are no longer depreciated or amortized. In 2002, the differential accounting treatment for the sale of our investment in BskyB also decreased US GAAP net income by approximately €1,417 million in 2002.

2002 versus 2001

Operating Income

      In 2001 and prior years, the most significant reconciling item between French and US GAAP operating income was goodwill amortization. Under French GAAP, goodwill amortization is excluded from operating income, while under US GAAP goodwill amortization was included as a component of operating income. Under US GAAP, with the adoption of SFAS 142 in 2002, Vivendi Universal ceased amortizing goodwill thus eliminating this reconciling item. Nevertheless, the impairment losses recorded with respect to goodwill and other intangible assets are included in the operating income under US GAAP for an amount of €21.6 billion as of December 31, 2002, but not under French GAAP (see net income analysis, below). The other significant reconciling item impacting operating income in all periods presented relates to proportionate consolidation. Under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. Under US GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held. Summarized financial information for investments accounted for using the proportionate consolidation method, which are Veolia Environnement’s subsidiaries, is provided in “Item 18 — Note 32.” While this difference in accounting policy has no effect on either net income or shareholders’ equity, it is a reconciling item at the operating income level.

      Furthermore, in 2002, the accounting for Vivendi Universal’s investment in Veolia Environnement gave rise to a reconciling item specific only to that year. Under French GAAP, Vivendi Universal consolidated its investment in Veolia Environnement until December 31, 2002, when Vivendi Universal reduced its ownership interest in Veolia Environnement from 41% to 20.4%. Until that date, Vivendi Universal held more than 40% of Veolia Environnement’s outstanding shares and no other shareholder held, directly or indirectly, a greater proportion of Veolia Environnement’s voting rights than Vivendi Universal. Under US GAAP, the equity method of accounting was applied beginning July 1, 2002, the date at which Vivendi Universal’s equity and voting interest was reduced to 48%. While this difference between French GAAP and US GAAP had no impact on the reconciliation of shareholders’ equity, net income and comprehensive income to US GAAP, it is a reconciling item at the operating income level.

Net Income

      For the years ended December 31, 2002 and 2001, the net loss under US GAAP was €43,857 million (as restated) and €1,172 million, respectively, compared to a net loss of €23,301 million and €13,597 million under French GAAP. The most significant reconciling item in both periods was goodwill and other intangible asset impairment losses. In 2001, under French GAAP, following the market decline particularly in the Internet, media and telecommunications industries, our annual review resulted in a goodwill impairment charge of €12.9 billion (€12.6 billion after minority interest concerning Veolia Environnement). Under US GAAP, according to SFAS 121, no impairment was indicated as of December 31, 2001, and accordingly the goodwill impairment charge accounted for under French GAAP was eliminated, increasing US GAAP net income in 2001 by approximately €12.6 billion. In 2002, under French GAAP, in light of the deteriorating economic conditions and the impact of the higher financing cost for Vivendi Universal, an additional impairment charge of approximately €18.4 billion was recorded. Under US GAAP, Vivendi Universal adopted SFAS 142 and 144 (see “— Critical Accounting Estimates” for further information) and recorded an impairment charge of €38.2 billion (as restated). Another reconciling item which related to 2002 and 2001 only, resulted from the differential accounting treatment for the sale of our investment in BSkyB, which decreased US GAAP net income by approximately €1,417 million in 2002 and increased US GAAP net income by approximately €73 million in 2001.

      For further discussion of the significant items in reconciling French GAAP and US GAAP, as they apply to Vivendi Universal, see “Item 18 — Note 32.”

BUSINESS SEGMENT RESULTS

      For more information on business units operations, see “Item 4 — Information on the Company.”

	Actual

	Year ended December 31,

	2003	2002	% Change	2001

	(in millions)
Revenues
Canal+ Group	€4,158	€4,833	-14%	€4,563
Universal Music Group	4,974	6,276	-21%	6,560
Vivendi Universal Games(a)	571	794	-28%	657
Vivendi Universal Entertainment	6,022	6,270	-4%	4,938

Media	€15,725	€18,173	-13%	€16,718
SFR Cegetel Group	7,574	7,067	7%	6,384
Maroc Telecom	1,471	1,487	-1%	1,013

Telecommunications	€9,045	€8,554	6%	€7,397
Others(b)	584	813	-28%	672

Total Vivendi Universal (Excluding VE and VUP assets sold in 2002 and 2003)	€25,354	€27,540	-8%	€24,787

VUP assets sold in 2003(c)	128	572	-78%	617
Veolia Environnement	—	30,038	na *	29,094
VUP assets sold in 2002(d)	—	—	—	2,862

Total Vivendi Universal	€25,482	€58,150	-56%	€57,360

	Actual

	Year ended December 31,

	2003	2002	% Change	2001

	(in millions)
Operating Income (loss)
Canal+ Group	€247	€(325)	na *	€(374)
Universal Music Group	70	556	-87%	719
Vivendi Universal Games(a)	(201)	63	na *	18
Vivendi Universal Entertainment	931	816	14%	300

Media	€1,047	€1,110	-6%	€663
SFR Cegetel Group	1,919	1,449	32%	928
Maroc Telecom	628	468	34%	387

Telecommunications	€2,547	€1,917	33%	€1,315
Holding & Corporate	(330)	(665)	na *	(326)
Others(b)	39	(471)	na *	(266)

Total Vivendi Universal (Excluding VE and VUP assets sold in 2002 and 2003)	€3,303	€1,891	75%	€1,386

VUP assets sold in 2003(c)	6	(14)	na *	22
Veolia Environnement	—	1,911	na *	1,964
VUP assets sold in 2002(d)	—	—	na *	423

Total Vivendi Universal	€3,309	€3,788	-13%	€3,795

*na:	not applicable

(a)	Formerly part of Vivendi Universal Publishing (VUP) (includes Kids Activities, e.g., Adi/ Adibou in France and JumpStart in the US).

(b)	Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation, Vivendi Universal Publishing (VUP) assets not sold during 2002 and 2003 (Atica & Scipione: publishing operations in Brazil) and the elimination of intercompany transactions.

(c)	Comprised of the Consumer Press Division, sold in February 2003 and deconsolidated as of January 1, 2003, and Comareg, sold in May 2003.

(d)	Comprised of publishing activities in Europe, Houghton Mifflin and professional and health divisions, deconsolidated as of January 1, 2002.

	Pro Forma(a)

	Year Ended December 31,

				% Change at
	2003	2002	% Change	constant rate

	(in millions)
Revenues
Canal+ Group	€4,158	€4,742	-12%	-12%
Universal Music Group	4,974	6,276	-21%	-12%
Vivendi Universal Games	571	794	-28%	-16%
Vivendi Universal Entertainment	6,022	6,978	-14%	4%

Media	€15,725	€18,790	-16%	-6%
SFR Cegetel Group	7,574	7,067	7%	7%
Maroc Telecom	1,471	1,487	-1%	3%

Telecommunications	€9,045	€8,554	6%	6%
Others	584	813	-28%	-22%

Total Vivendi Universal	€25,354	€28,157	-10%	-3%

Operating income (loss)
Canal+ Group	€247	€(295)	na *	na *
Universal Music Group	70	556	-87%	-90%
Vivendi Universal Games	(201)	63	na *	na *
Vivendi Universal Entertainment	931	946	-2%	19%

Media	€1,047	€1,270	-18%	-9%
SFR Cegetel Group	1,919	1,449	32%	32%
Maroc Telecom	628	468	34%	40%

Telecommunications	€2,547	€1,917	33%	34%
Holding & Corporate	(330)	(665)	50%	47%
Others	39	(471)	na *	na *

Total Vivendi Universal	€3,303	€2,051	61%	67%

*na:	not applicable

(a)	The pro forma information illustrates the effect of the acquisition of the entertainment assets of IAC and the disposition of VUP assets in 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting for Veolia Environnement using the equity method from January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal’s businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have been achieved had the transactions actually occurred at the beginning of 2002.

     Reconciliation of actual revenues and operating income to pro forma revenues and operating income:

				VE and VUP
			International	sold in 2003
Year ended December 31, 2002	Actual	InterActiveCorp	TV Networks	equity accounting	Pro Forma

	(in millions)
Revenues
Canal+ Group	€4,833	€—	€(91)	€—	€4,742
Universal Music Group	6,276	—	—	—	6,276
Vivendi Universal Games	794	—	—	—	794
Vivendi Universal Entertainment	6,270	617	91	—	6,978

Media activity	€18,173	617	—	—	18,790
SFR Cegetel Group	7,067	—	—	—	7,067
Maroc Telecom	1,487	—	—	—	1,487

Telecommunications activity	€8,554	—	—	—	8,554
Others	813	—	—		813

Total Vivendi Universal (Excluding VE and VUP assets sold in 2003)	€27,540	€617	€—	€—	€28,157

VUP assets sold during 2003	572	—	—	(572)	—
Veolia Environnement	30,038	—	—	(30,038)	—

Total Vivendi Universal	€58,150	€617	€—	€(30,610)	€28,157

Operating income
Canal+ Group	€(325)	€—	€30	€—	€(295)
Universal Music Group	556	—	—	—	556
Vivendi Universal Games	63	—	—	—	63
Vivendi Universal Entertainment	816	160	(30)	—	946

Media activity	€1,110	€160	€0	€—	€1,270
SFR Cegetel Group	1,449	—	—	—	1,449
Maroc Telecom	468	—	—	—	468

Telecommunications activity	€1,917	€—	€—	€—	€1,917
Holding & Corporate	(665)	—	—	—	(665)
Others	(471)	—	—	—	(471)

Total Vivendi Universal (Excluding VE and VUP assets sold in 2003)	€1,891	€160	€0	€—	€2,051

VUP assets sold during 2003	(14)	—	—	14	—
Veolia Environnement	1,911	—	—	(1,911)	—

Total Vivendi Universal	€3,788	€160	€0	€(1,897)	€2,051

Canal+ Group

	Year ended December 31,

	Actual						Pro Forma(a)

	2003	2002(c)		% Change	2001(c)		2002(c)		% Change

	(in millions)
Revenue
Pay-TV — France	€2,813	€2,663		6%	€2,541		€2,663		6%
Film — Studio Canal	351	455		-23%	430		455		-23%
Other	994	1,715		-42%	1,592		1,624		-39%

Canal+ Group	€4,158	€4,833		-14%	€4,563		€4,742		-12%
Operating Income (Loss)	€247	€(325)		na *	€(374)		€(295)		na *
Operating margin(%)	6%	na	*	na *	na	*	na	*	na *
Subscriptions(b) (in thousands)
Analog	2,611	2,864		-9%	3,046
Digital	1,738	1,613		8%	1,505

Individual subscribers	4,349	4,477		-3%	4,551
Collective	375	363		3%	357
Overseas	183	178		3%	182

Total Canal+ (premium channel)	4,907	5,018		-2%	5,090
CanalSatellite	2,751	2,520		9%	2,228
NC Numéricâble	423	407		4%	395

Total subscriptions in France	8,081	7,945		2%	7,713

*	na: not applicable

(a)	Pro forma basis as if Universal Studios’ international television networks had been reported by VUE instead of Canal+ Group.

(b)	Individual and collective subscriptions, differs from 2002 published data, which included only individual subscriptions.

(c)	To better reflect the performances of each separate businesses, Canal+ Group reallocated dedicated operations and holding cost to each appropriate business line, which was previously reported in the “Other” line. As a consequence, Canal+ Group’s breakdown of revenues and operating income by business differs from figures published in 2002.

2003 versus 2002

      In 2003, actual revenues at Canal+ Group decreased by 14% (and 12% on a pro forma basis) to €4,158 million resulting from divestitures made in 2003 and described above, see “Item 4 — 2003 Significant Transactions — 2003 Divestitures.” When excluding all scope changes (primarily Telepiù), Canal+ Group revenues were up 1% versus prior year.

      Canal+ Group ended 2003 with an operating income (see footnote (c) in the table above) of €247 million compared to an operating loss of €325 million in 2002. Recurring operating income amounted to €99 million. This represented a like-for-like increase of approximately €200 million over 2002. The difference with the actual operating income is explained by non-recurring items, principally a provision reversal impacting Telepiù’s operating income for €129 million — this provision for a channel deal was reversed when Telepiù reached a high enough number of subscribers to make the contract profitable — and a slightly positive balance between other provisions’ allowances and reversals.

Pay-TV — France:

      Revenues from the French pay-TV operations, Canal+ Group’s core business, increased 6% to €2,813 million from €2,663 million in 2002. Canal+ Group ended 2003 with nearly 8.1 million subscriptions to its Canal+ pay-TV offerings in France, representing a net growth of approximately 135,000 subscriptions for the year. With 4.9 million subscriptions at December 31, 2003, the Canal+ premium channel limited the forecast decline in its subscriber base to a net of approximately 110,000, primarily due to the sustained level of commitments of new subscribers whose number rose 10% during the year. Churn rate remains at industry-comparable low levels with 12.9%, or 11.8% excluding the impact of special commercial offers not to be repeated in 2004 which allowed free cancellations. This compares with 10.6% in 2002. CanalSatellite continued to grow, ending the year with 2.8 million subscriptions, for a net annual increase of approximately 230,000 subscriptions. Churn rate was up slightly to 9.1% compared to 8.4% in 2002.

      Operating income was double as compared to the previous year at €128 million. All of the operations (premium channel, theme channels, satellite and cable packages and operations in the French overseas departments and territories) contributed to the increase. The good operating performances were achieved either through revenue growth or through restructuring efforts and cost savings.

Film — StudioCanal:

      StudioCanal revenues were down 23% to €351 million in 2003 compared to €455 million in 2002, in line with the company strategy to be more selective in its movie investments. StudioCanal’s “Les Nuls l’Intégrule” ranked #1 among France’s best-selling videos and DVDs during the holiday season, with nearly one million copies sold.

      Operating income was positive at €26 million compared to a €95 million operating loss in 2002, due to the benefits of the company’s restructuring, the introduction of a new editorial policy and the decision to discontinue in-house movie production.

Other:

      Other includes non-strategic or non-profitable companies which were disposed of in 2003, either outside France (pay-TV businesses including Telepiù, Canal+ Nordic, Canal+ Benelux) or in France (Canal+ Technologies, pieces of Expand), as well as non-strategic assets such as Cyfra+ and PSG.

      While revenues for this group of companies, at €994 million in 2003, were down 42% compared to €1,715 million in 2002 due to scope changes, operating income was up due to the positive contribution of most of the companies concerned. Cyfra+, in particular, in Poland moved into an operating profit in 2003. The subscriber portfolio grew 5% to 670,000 at the end of 2003, representing approximately one million subscriptions to the different premium offers (Canal+ and HBO MaxPak) and to the digital platform Cyfra+.

2002 versus 2001

      At Canal+ Group, revenues increased 6% to €4,833 million in 2002 and operating losses declined by 13% to €325 million in 2002.

Pay-TV — France:

      In 2002, pay-TV revenues in France increased 5% to €2,663 million on overall subscription growth. At the end of 2002, in total, pay-TV activities in France (Canal+ premium channel, CanalSatellite and NC Numéricâble) represented approximately 8 million subscriptions, an increase of 3% over the prior year end. At the French premium channel, Canal+, overall revenues were flat year-on-year as the full year impact of the 2001 fee increase was offset by a decline in individual subscriptions of 74,000. Canal+ premium channel ended the year with 5 million subscriptions. The revenue increase in the pay-TV in France operations was attributable to the solid performance at CanalSatellite, which reached the 2.5 million subscription mark in December 2002 (representing a net increase of 292,000 new subscriptions). NC Numéricâble also performed strongly due to an increase in the number of subscribers to its Internet access service. In 2002, operating income from French pay-TV operations was down at €64 million versus €197 million in 2001 as a result of restructuring costs at the holding company level. The performance improvement in the business units in 2002 was offset by the reversal of a provision in 2001 and a change in the consolidation of MultiThématiques in 2002 (100% consolidation of the loss in 2002, compared to equity in 2001).

Film — StudioCanal:

      In 2002, StudioCanal’s revenues were up 6% to €455 million in 2002. Revenues from UK operations (Working Title) compensated for lower film library revenues in France and a decline in distribution revenues in Germany. In 2002, StudioCanal reduced its operating loss by 44% to €95 million. This loss was primarily attributable to the write-off of films on StudioCanal’s Consolidated Statement of Financial Position.

Other:

      Other revenues, at €1,715 million in 2002, were up 8% year-on-year. Revenue growth generated by the international pay-TV business units reflected a 20% increase in international subscriptions but was offset by a revenue decline at Canal+ Technologies (due to the ITV Digital and Winfirst bankruptcies). Operating losses were reduced from €409 million in 2001 to €294 million in 2002 driven by an approximate €120 million reduction in operating losses at Telepiù reflecting increased revenues (attributable to increased subscribers and reduced piracy (following the introduction of new encryption technology)).

Universal Music Group (UMG)

	Year ended December 31,

	Actual

	2003	2002	% change	2001

	(in millions)
Revenues
North America	€2,013	€2,772	-27%	€2,921
Europe	2,212	2,588	-15%	2,655
Far East	540	588	-8%	671
Rest of World	209	328	-36%	313

UMG	€4,974	€6,276	-21%	€6,560
Operating Income	€70	556	-87%	719
Operating margin(%)	1%	9%	na *	11%
Market shares(a)
North America	27.9%	31.7%		28.3%
Europe	25.6%	27.1%		26.5%
Asia	13.4%	12.0%		11.0%
Rest of World	na *	na *		na *

Total UMG	23.5%	25.4%		23.7%
Music market growth(a)
North America	-5.9%	-8.2%		-4.7%
Europe	-8.7%	-4.1%		-1.1%
Asia	-9.8%	-10.0%		-8.8%
Rest of World	na *	na *		na *

Total UMG	-7.6%	-7.2%		-5.1%

*	na: not applicable

(a)	Source IFPI; 2003 and 2002 data based on music and music video sales; 2001 based on music sales only.

	Artist	Units	Artist	Units	Artist	Units

	(units sold, in millions)
Best-selling titles
	50 Cent	9	Eminem	14	Shaggy	8
	t.A.T.u.	4	Shania Twain	8	O Brother OST	4
	Eminem	3	Nelly	8	Enrique Iglesias	4
	Sheryl Crow	3	8 Mile OST	6	Limp Bizkit	4
	Toby Keith	3	U2	5	Nelly Furtado	4
% of top 15 of total units sold		10%		14%		10%

2003 versus 2002

      UMG’s revenues of €4,974 million in 2003 were 21% below 2002 due to adverse currency movements, weakness in the global music market, and a lower number of releases from global superstars. Revenues declined 12% at constant currency, with growth in Japan and the UK more than offset by declines in the US, Germany, and France. The global music market declined 8% in 2003 due to the combined impact of pressed disc and CD-R piracy, illegal downloading of music from the Internet and increased competition from other forms of entertainment such as DVDs. UMG’s top 15 album releases accounted for 10% of unit volume in 2003 versus 14% in 2002. Best sellers included 50 Cent, which was the number one best seller of the year in the US, and strong carryover sales from 2002 releases by t.A.T.u. and Eminem. Other major sellers were from Sheryl Crow, Toby Keith, The Black Eyed Peas, with strong sales outside North America, Sting and Busted, who had two albums in the year selling over 1 million units.

      In 2003, operating income at UMG declined 87% to €70 million (on a constant currency basis, operating income was down 90%). This decline reflected the margin impact of the decline in revenue and a higher proportion of lower margin activity. Lower marketing and catalog amortization expenses offset restructuring costs incurred as a result of reorganizing businesses primarily in the US and Europe and a substantial increase in legal charges (primarily the cash deposit made with the United States District Court in connection with UMG’s appeal of an unfavorable decision after trial in a lawsuit brought by TVT Records and TVT Music, Inc. (the “TVT matter”); for more information, see “Item 8 — Litigation”).

      Furthermore, UMG is continually evaluating its business in order to maintain the most efficient and competitive music company in the industry and be well-positioned for the future. As a consequence, UMG is in the process of instituting significant cost-cutting initiatives that take into account the realities of the declining music market to further rationalize the company’s cost structure around the world. To face increasing piracy impacting the music industry (for more information, see “Group Activity, Trends and Prospects”), the industry and UMG are increasing their anti-piracy activities with a multi-pronged approach focusing on legal action, public relations and education, and technical counter-measures while offering the customer new products and services. As a result, UMG has made available, through various services throughout the world, more than 150,000 tracks representing a significant part of its popular catalog and dwarfing the amount of content that any competitor has available. This has enabled UMG to command a considerably larger market share in the US online music market (an average of 33% for 2003) than it has in the physical market. With the sale by UMG and Sony of their joint venture pressplay to the software company Roxio, UMG capped its financial exposure during the cash-intensive growth phase of this competitive online music marketplace, while retaining a minority stake in Roxio to enable UMG to benefit from the future growth of that business. Notably, subscription services were successful for 2003, with double-digit growth each month, and an aggregate of over 600,000 paying monthly subscribers by year-end in the US.

      UMG launched in the fourth quarter of 2003 an aggressive plan to reduce the cost consumers pay for CDs by significantly reducing its wholesale prices on virtually all top-line CDs in the US, with the aim of bringing music fans back into retail stores and driving music sales. While the company believes this sort of fundamental pricing change is necessary for the long-term health of the industry, there may be negative implications on near term results.

2002 versus 2001

      The year 2002 was challenging for the music industry due to the combined effects of a downturn in the global economy, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space at retail outlets. Worldwide music sales were down as the music market witnessed a global market decline of 7%. Significant declines were experienced in the US, Japan and Germany, with only France of the world’s five major music markets reporting growth. While UMG outperformed the market, increasing its global market share, revenue declined 4% to €6,276 million in 2002 due to unfavorable market conditions and adverse currency movements, particularly the strengthening of the euro versus the dollar, and higher returns reserves. In 2002, North American revenues were down 5% year-on-year due to the strengthening of the euro and despite weak music market conditions, with sales in the overall North American music market declining 8% in local currency. In Europe, where music sales are estimated to have declined 4%, UMG revenues were down 3% in 2002 versus 2001, with solid growth in France more than offset by declines in UMG’s European Music Club operations and in Germany.

      In 2002, operating income at UMG declined 23% to €556 million in 2002 reflecting reduced margins on lower levels of activity and higher artist and repertoire (A&R) development and royalty costs, which were partly offset by reductions in overhead and marketing costs and gains on the sale of UMG’s share of MTV Asia, real estate and other assets.

Vivendi Universal Games (VU Games)

	Year ended December 31,

	Actual

	2003	2002	% change		2001

	(In millions)
Revenues	€571	€794	-28%		€657
Operating Income (Loss)	(201)	63	na	*	18
Operating margin(%)	na	8%	na	*	3%
% sales
PC	38%	59%			79%
Console	62%	40%			20%
Online and Other	—	2%			1%
Breakdown of revenues
North America	55%	63%			62%
Europe	34%	27%			26%
Asia Pacific and Rest of World	11%	10%			12%

Best-selling titles
	• Simpsons Hit and Run	• Warcraft III	• Diablo 2 expansion pack
	• Hulk	• Fellowship of the Ring	• Crash V
	• Crash Nitro Kart	• Crash V	• Diablo 2
	• Warcraft III expansion pack	• The Thing	• Half-Life
	• Hobbit	• Spyro I	• Empire Earth

*	na: not applicable

2003 versus 2002

      VU Games’ revenues, comprised of a balanced mix of original content (45%), licensed properties (40%) and third-party releases (15%), decreased to €571 million in 2003, 28% below prior year. On a constant currency basis, revenues were down by 16%.

      Operating loss amounted to €201 million in 2003 compared to an operating income of €63 million in 2002, mainly reflecting lower gross margins on declining revenues and the write-off of R&D expenses

(€54 million; for more details, see Note 5 to the Consolidated Financial Statements). A weaker release schedule compared to the prior year compounded by slippage resulted in lower revenues, higher returns, price protection, and products and advance write-offs.

      VU Games, under the supervision of its new management team, envisions 2004 as a transition year: stabilizing its business; expecting to release some of its most important titles late in the year; and aiming to continue its increased investment in developments and intellectual properties, in line with those made during 2003 through the Fox Interactive deal and the Radical agreement. The company intends to strengthen and develop its position in the PC, console and on-line markets.

2002 versus 2001

      Revenues increased to €794 million in 2002, an increase of 21% compared to 2001. Growth was driven by the company’s continued strength in the PC games market, as well as its increased presence in the console games market.

      Operating income was €63 million in 2002, an increase of €45 million compared to 2001. VU Games’ operating income for 2001 included restructuring costs of approximately €37 million. The increase in 2002 was also due to higher gross profit on sales, partially offset by increased marketing and product development costs.

Vivendi Universal Entertainment (VUE)

      In October 2003, Vivendi Universal and General Electric signed an agreement to combine the respective businesses of NBC and VUE, and closed such transaction on May 11, 2004, thereby forming the entity NBC Universal. For further details, see “Item 4 — 2003 Significant Transactions.”

	Year ended December 31,

	Actual				Pro Forma(a)

	2003	2002(b)	% change	2001(b)	2002	% change

	(in millions)
Revenues
Universal Pictures Group	€3,664	€3,861	-5%	€3,615	€3,892	-6%
Universal Television Group	1,840	1,525	21%	333	2,112	-13%
Universal Park & Resorts and Other	518	885	-41%	990	974	-47%

VUE	€6,022	€6,270	-4%	€4,938	€6,978	-14%
Operating Income	€931	€816	14%	€300	€946	-2%
Operating margin(%)	15%	13%	na *	6%	14%	na *
Universal Pictures Group breakdown of revenues
Release window
Theatrical	23%	18%		27%
Home video	53%	52%		41%
Television	19%	24%		23%
Other	5%	5%		9%
Universal Television Group
Breakdown of revenues by type
Cable Television Networks	€1,082	€773		€—
% of advertising revenues	53%	54%		—
Television production and distribution	758	752		333

Total UTG revenues	€1,840	€1,525		€333

*na:	not applicable

(a)	Pro forma basis as if IAC entertainment assets had been consolidated from January 1, 2002, and the results of Universal Studios’ international television networks had been reported by VUE instead of Canal+ Group.

(b)	To better reflect the performances of each separate business, VUE has reallocated intercompany operations to each appropriate business line, which were previously reported in the “Other” line. 2001 numbers are as published.

2003 versus 2002

      In 2003, VUE’s revenues amounted to €6,022 million, down 4% as compared to 2002. On a pro forma basis, VUE revenues decreased by 14%, but were up 4% at constant currency and 10% excluding Spencer Gifts, which was sold in May 2003. Strong performances at Universal Pictures and Universal Television Group were offset by lower revenues at Universal Parks & Resorts. Operating income was up 14% to €931 million and up 19% on a pro forma basis at constant currency.

Universal Pictures Group (UPG)

      Universal Pictures Group revenues decreased 5% to €3,664 million in 2003 as compared to 2002; however, on a pro forma basis at constant currency, revenues increased by 13% due to the theatrical and DVD success of Bruce Almighty, 2 Fast 2 Furious, Johnny English and Seabiscuit. This increase was also generated by strong theatrical performance of American Wedding and Love Actually and the DVD success of library releases including Scarface and Animal House.

      Operating income decreased 18% to €545 million in 2003 as compared to 2002; however, on a pro forma basis, at constant currency, operating income increased 1%, primarily due to the strength of the 2003 film offerings.

Universal Television Group (UTG)

      Revenues at Universal Television Group were up 21% to €1,840 million in 2003 as compared to 2002 (on a pro forma basis, at constant currency, revenues were up 6%) reflecting advertising sales growth at both USA Network and Sci Fi Channel, as well as increased subscriber revenue at both networks. On a pro forma basis, at constant currency, revenues from television production were up 4%, reflecting the continued strong performance of the three shows in the Law & Order franchise, as well as the debut of several other productions in 2003.

      Operating income increased 25% to €535 million in 2003 as compared to 2002 (on a pro forma basis, at constant currency, operating income increased 8%) driven by the continued success of the Law & Order franchise and higher margins on sales of library products. At Universal Television Networks, increases in advertising sales and affiliate fees were offset by investments in acquired and original programming.

Universal Parks & Resorts (UPR) and Other

      The revenues of UPR and Other were down 41% to €518 million in 2003 as compared to 2002 (on a pro forma basis, at constant currency, revenues were down 36%) due to scope changes with the divestiture of Spencer Gifts on May 30, 2003 and revenue decline at Universal Studios Hollywood and Universal Studios Japan resulting from ongoing security concerns and associated softness in the tourism market. These declines were offset by performance at Universal Studios Networks — a group of international cable channels — which was driven by the growth in subscriber numbers and affiliate fees.

      Operating losses were reduced from €275 million in 2002 to €149 million in 2003 due to a benefit from the sale of hotel properties located at the Universal City complex in Universal City, California in 2003 and improved performances at Universal Studios Networks due to higher affiliate fees and subscribers combined with reduced overhead costs.

2002 versus 2001

      VUE’s revenues in 2002 increased 27% to €6,270 million as compared to 2001 principally due to the acquisition of the entertainment assets of IAC in May 2002 and the increased revenues at Universal Pictures and Universal Television, which were partially offset by lower revenues at Universal Parks & Resorts and Other.

      VUE’s operating income reached €816 million, up 172% as compared to 2001, primarily due to the acquisition of the entertainment assets of IAC and as a result of strong video sales at Universal Pictures, which was partially offset by lower results at Universal Television, Universal Parks & Resorts and Other.

Universal Pictures Group (UPG)

      UPG’s revenues were €3,861 million, an increase of 7% versus the prior year. UPG benefited from strong performance in home video and television, driven by theatrical releases in 2001, which included such titles as The Mummy, The Mummy Returns, The Fast and the Furious, and American Pie 2.

      Operating income increased 76% versus the prior year to €662 million. This increase was driven by strong video performance combined with lower film amortization expense as a result of a less robust 2002 film slate.

Universal Television Group (UTG)

      UTG’s revenues were €1,525 million compared to €333 million actual revenues in 2001, reflecting the acquisition of IAC entertainment assets in May 2002. Operating income increased from €11 million to €430 million in 2002 for the same reason.

Universal Parks & Resorts (UPR) and Other:

      The segment revenues for UPR and Other were €885 million in 2002, down 12% versus the prior year, and the operating loss was more than 3 times as big as in 2001. UPR’s revenues, which represent roughly half of the segment’s revenues, and operating income were down as a result of lower management fees from theme park joint ventures and lower land sales. Lower theme park management fees reflect in part continued reduced travel and park visits following the September 11 terrorist attacks. But the primary factor behind the decline in operating income was a €107 million charge taken at Spencer Gifts accrued to reduce the asset value of Spencer Gifts to its current market value.

SFR Cegetel Group

	Year ended December 31,

	Actual

	2003	2002	% change	2001

	(in millions)
Revenues
Mobile telephony services	€6,366	€5,856	9%	€5,202
Equipment sales, net	367	290	27%	404

Mobile	€6,733	€6,146	10%	€5,606
Fixed and Other	841	921	-9%	778

SFR Cegetel Group	€7,574	€7,067	7%	€6,384
Operating Income	€1,919	€1,449	32%	€928
Operating margin(%)	25%	21%	na *	15%
MOBILE OPERATIONS(a)	(In thousands)
Number of customers
Postpaid	8,501	7,187	18%	6,339
Prepaid	6,223	6,360	-2%	6,216

Total number of customers(b)	14,724	13,547	9%	12,555
Market share(b)	35.3%	35.1%		33.9%
Annual rolling ARPU(c)
Postpaid	€635	€674	-6%	€676
Prepaid	176	162	9%	156

Total	€431	€424	2%	€435
Churn rate (in % / year)
Postpaid	13.4%	20.5%	na *	25.4%
Prepaid	36.3%	33.1%	na *	23.5%

Total	23.6%	26.7%	na *	24.5%
FIXED OPERATIONS
Breakdown of revenues
Revenues (in €million)(d)	825	905	-9%	756
Residential and professional(%)	46%	48%		45%
Corporate(%)	54%	52%		55%
Customers (in thousands)
Residential and professional	3,679	3,286	12%	2,860
Corporate data sites	20.3	12.4	64%	9.2
Backbone switched traffic (minutes, in billion)(e)	40.5	33.8	20%	26.3

*na:	not applicable; ns: not significant

(a)	Including French metropolitan (SFR) and the French overseas departments Réunion and Mayotte (SRR).

(b)	Source: ART (French Telecommunications Regulatory Authority) as of December 2003.

(c)	Annual rolling average revenue per user (ARPU) is defined as annual rolling mobile (SFR+SRR) revenues excluding roaming-in and equipment sales, net of promotions on yearly average ART total customer base. Each company has its own ARPU calculation. As a result, SFR/ SRR ARPU might not be comparable to ARPU published by other companies.

(d)	Cegetel revenues do not include Télécom Développement accounted for using the equity method until its merger with Cegetel SA, in December 2003.

(e)	Including Cegetel fixed activities and Télécom Développement.

2003 versus 2002

      SFR Cegetel Group reported a strong performance in 2003 with revenue growth of 7% to €7,574 million. Operating income increased by 32% to €1,919 million in 2003 compared to €1,449 million in 2002 mainly reflecting efficient cost management.

Mobile

      Mobile telephony revenues increased 10% to €6,733 million, driven by growth of the customer base and a strong annual rolling ARPU. SFR increased its market share in the French mobile market to 35.3% against 35.1% at the end of December 2002. In 2003, SFR (including SRR) became the market leader in net additions with a 38% market share, recording 1,177,500 new net customers, taking its registered customer base to 14.7 million, a 9% increase against 2002. This performance was primarily achieved due to strong market share on postpaid net adds (43%). Furthermore, SFR is actively taking measures to attract and increase loyalty of post-paid customers resulting in a 7.1 points churn rate decline to reach 13.4% in 2003. The number of prepaid customers declined by 136,900 in 2003 or 2% compared to a flat growth for the total market.

      Annual rolling ARPU grew 1.7% to €431 million in 2003, despite the 15% decrease in the fixed incoming call tariff on January 1, 2003. This was principally due to an improved customer mix and increased usage: postpaid customer base grew 18% (compared to a 14% growth of the market as a whole) to 8.5 million, improving the customer mix to 57.7% against 53% in 2002 while overall voice usage increased 7% year-over-year to 256 minutes per average customer per month. In addition, the number of multimedia customers increased to 2.3 million in 2003. The growing adoption of multimedia mobile services by SFR customers is confirmed with approximately 330,000 customers (as at December 31, 2003) to the new multimedia service portal Vodafone live! launched in October 2003, 3.3 billion text messages (SMS) and 6 million multimedia messages (MMS) sent in 2003.

      Growth in the customer base, strong annual rolling ARPU, declining customer acquisition costs per gross addition (-10%, excluding promotions) resulting from the efficient cost management and strong reduction of bad debt increased operating income by 26% to €1,949 million in 2003.

Fixed and Other

      Fixed telephony revenues declined 9% to €841 million in 2003 primarily due to the unfavorable impact of year-end 2002 voice price decreases and an unfavorable traffic mix. Operating losses decreased by 71% to €30 million mainly due to improved cost management and favorable non-recurring events that more than offset the decline in revenue.

2002 versus 2001

      In 2002, SFR Cegetel Group revenues increased 11% to €7,067 million and operating income increased 56% to €1,449 million. The improved results reflected strong performances at both mobile and fixed telephony divisions.

Mobile

      In 2002, despite a slowdown in overall market growth, mobile revenues increased 10% to €6,146 million. This revenue growth was driven primarily by growth in the number of customers, which increased 8% to 13.55 million (13.18 million customers excluding SRR, SFR’s subsidiary in La Réunion, an overseas department of France). The number of prepaid customers increased 2% to 6.36 million in 2002 (compared to a decline of 5% for the French prepaid market as a whole), while the number of postpaid customers increased 13% to 7.19 million.

      In 2002, mobile operating income increased 40% to €1,552 million. The improvement in operating income reflects the effect of economies of scale, as fixed costs are being spread over a larger revenue base, and reduced customer acquisition costs, which declined 5% year-on-year.

Fixed and Other

      In 2002, revenue generated by SFR Cegetel Group’s fixed telephony and other services grew 18% to €921 million, primarily due to the introduction of customer pre-selection for local calls on January 1, 2002 and an increase in subscribers. Total voice traffic minutes increased 58% year-on-year, while data and Internet traffic revenues increased 11%.

      SFR Cegetel Group’s fixed telephony and other services operating losses declined 43% year-on-year to €103 million in 2002 primarily due to increased revenues and continued cost control measures.

Maroc Telecom

	Year ended December 31,

	Actual

	2003	2002	% change	2001(a)

	(in millions)
Revenues	€1,471	€1,487	-1%	€1,013
Operating Income	628	468	34%	387
Operating margin(%)	43%	31%	na *	38%
Mobile:
Number of customers (in millions)	5.2	4.6	13%	3.7
% of prepaid customers	96%	96%	na *	96%
Fixed
Number of lines (in millions)	1,219	1,127	8%	1,140
Number of Internet subscribers (in thousands)	43	32	34%	27

*na: not applicable

(a)	Company consolidated since April 1, 2001.

2003 versus 2002

      In 2003, Maroc Telecom’s revenues amounted to €1,471 million, up 3% at constant currency when compared with 2002.

      Mobile revenues, representing 46% of 2003 total revenues, were up 8.5% when compared to 2002, thanks to a larger customer base. Mobile customers at year end increased 13% by 617,000 to 5,214,000. Fixed-line revenues were stable, the increase of incoming mobile calls and Internet being balanced by lower national voice traffic and the loss of Meditel’s (the mobile competitor) international traffic. Maroc Telecom’s fixed-line customer base increased by 92,000 new customers to reach 1,219,000.

      Operating income was up 34% (40% at constant currency) to €628 million in 2003 mainly driven by operational improvement, impact of 2002 restructuring, lower bad debt, lower mobile acquisition costs and the reduction of selling, general and administrative expenses.

2002 versus 2001

      In 2002, revenues at Maroc Telecom increased to €1,487 million, up 47% as compared to 2001. Revenues grew in both fixed-line and mobile businesses, with a substantial increase in the mobile subscriber base. Fixed-line and international revenues represented 57% of 2002 total revenues, with mobile revenues accounting for the remaining 43%. At December 31, 2002, Maroc Telecom had approximately 4.6 million mobile users.

      Operating income grew 21% to €468 million principally due to the consolidation of Maroc Telecom on 12 months versus nine months in 2001.

Holding & Corporate

2003 versus 2002

      Following restructuring measures taken in 2002 in an effort to recover from one of the group’s main losses, operating losses have been reduced by one-half from €665 million to €330 million.

2002 versus 2001

      Holding & Corporate’s operating loss increased from €326 million in 2001 to €665 million in 2002 primarily due to (i) a €122 million provision for headquarters restructuring, (ii) €92 million in pension and benefits charges primarily related to North American employees, (iii) a one-time €28 million provision for risk on a vacant lease, and (iv) an exceptional €56 million insurance charge.

Others

	Actual

	Year ended December 31,

	2003	2002	2001

	(in millions)
Revenues
Vivendi Telecom International (VTI)	340	461	242
Internet	79	174	129
VUP assets not sold in 2002 and 2003	88	91	150
Other businesses not sold in 2002 and 2003	77	87	151

Others	€584	€813	€672

VUP assets sold in 2003	128	572	617
Veolia Environnement	—	30,038	29,094
VUP assets sold in 2002	—	—	2,862

Total Revenues	€712	€31,423	€33,245

Operating Income (Loss)
Others	€39	€(471)	(266)
VUP assets sold in 2003	6	(14)	22
Veolia Environnement(a)	—	1,911	1,964
VUP assets sold in 2002	—	—	423

Total Operating Income	€45	€1,426	€2,143

(a)	Veolia Environnement’s published figures may differ from the figures presented in Vivendi Universal’s Consolidated Financial Statements, primarily due to the elimination of non-material intercompany transactions. Moreover, Vivendi Universal’s definition of operating income differs from Veolia Environnement’s definition of EBIT utilized in their December 31, 2002 accounts, which does not include restructuring charges of €56 million.

2003 versus 2002

•	VTI’s revenue and operating income declines were principally due to scope changes, notably the divestiture of the fixed-line telecommunications in Hungary in May 2003.

•	Internet: revenues decline and the strong reduction of operating losses reflect the ongoing restructuring plan.

•	Other businesses not sold in 2002 and 2003: operating income amounted to €23 million in 2003 compared to operating losses of €299 million in 2002. This strong improvement was due to reduced losses in real estate. In 2002, operating losses were mainly impacted by non-recurring provisions.

2002 versus 2001

Others:

•	VTI’s revenues and operating income increases were primarily due to scope changes (full consolidation of Monaco Télécom in the second half of 2001 and Kencell (Kenya) in December 2001).

•	Internet’s operating losses improvement reflects Vivendi Universal’s ongoing efforts to close unprofitable operations and control costs.

•	Other businesses (not sold in 2002 and 2003)’s operating income in 2002 amounted to €299 million and was mainly impacted by provisions related to the reduction in rental value of the real estate holdings.

Veolia Environnement:

      In 2002, total revenues for Veolia Environnement increased 3% to €30,038 million. Revenues from core businesses, at €28,073 million, increased almost 6% (5% of which resulted from internal growth) in 2002. The revenue growth was generated by new contracts for municipal and industrial outsourcing services, including several that combined the services of two or more divisions.

      Operating income declined 3% to €1,911 million in 2002. Operating income from core businesses rose 2% in 2002 while the contribution from non-core businesses was down due to divestitures made in 2002. All core businesses contributed to operating income growth.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Management and Capital Resources

      As a result of its ongoing divestiture program, Vivendi Universal significantly improved its liquidity and debt situation in 2003. The Company’s financial net debt(1) declined from €34.9 billion in June 2002 to €12.3 billion at the end of 2002, and further, to €11.6 billion at the end of 2003, despite the €4 billion investment to acquire BT’s stake in Cegetel. Of the financial debt at December 31, 2003, long-term debt was €9.6 billion, and cash equivalents were €2.9 billion. At December 31, 2002, long-term debt was €10.5 billion and cash and cash equivalents were €7.3 billion. For more information, see “Item 18 — Note 17.”

      Access to cash flows from within the businesses also improved dramatically, as the limitations relating to distributions and loans from VUE were substantially eased in June 2003 and SFR Cegetel Group started to distribute dividends in 2003 and adopted a quarterly dividend policy starting 2004.

      Cash flow after interest and taxes generated by the Company’s businesses and available at the corporate level reached €1.6 billion in 2003, compared to a cash drain of €0.8 billion in 2002, thus contributing to debt reduction.

(1)	Financial net debt is defined as gross debt less cash and cash equivalents. For more details on financial net debt, see “Item 18—Note 17.”

      The divestiture program is under way; with approximately €3 billion in proceeds generated in 2003, and approximately €10 billion in proceeds since July 2002.

      In 2003, the Company improved its financial position by increasing the amount of available undrawn facilities from €1 billion at the end of 2002 to €3.5 billion at the end of 2003. Although, Vivendi Universal’s cash flow on a consolidated basis from its subsidiaries is not all available to Vivendi Universal at the parent company level. In particular:

•	Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. Many of Vivendi Universal’s subsidiaries that are less than wholly owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel Group and Maroc Telecom.

•	In 2004, SFR Cegetel Group is implementing a dividend distribution plan agreed by its two main shareholders, which will in part involve the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. SFR Cegetel Group is planning to distribute approximately €3.2 billion to its shareholders in 2004, €0.9 billion of exceptional dividends (paid in January 2004), €1.2 billion of 2003 current dividend (€0.5 billion paid in March 2004) and €1.1 billion advance on 2004 dividends (€0.4 billion paid in May 2004). €1.8 billion is expected to be paid to Vivendi Universal. In April 2003, SFR Cegetel Group paid Vivendi Universal a 2002 dividend of €621 million. However, the intercompany loan agreement between Vivendi Universal and SFR Cegetel Group has not been concluded with Vodafone as anticipated. Given the quarterly dividend level, this agreement appears unnecessary.

•	The ability of Vivendi Universal’s subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law, including the French civil code (Code Civil) and the French commercial code (Code de Commerce), and similar laws in other jurisdictions, our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

•	The principal terms of Vivendi Universal’s outstanding credit facilities and other indebtedness are described below, see “— Description of Vivendi Universal’s Indebtedness.” Under these facilities, Vivendi Universal and some of its subsidiaries are subject to certain financial covenants which require them to maintain various financial ratios. Management confirms that Vivendi Universal complied with all financial ratios described hereunder as at December 31, 2003 and obtained a waiver on the €2.5 billion and €3.0 billion facilities regarding the financial ratio net debt/ cash modified EBITDA(1) as at December 31, 2003.

•	The Business Combination Agreement signed on October 8, 2003 among Vivendi Universal, General Electric and NBC, among others, carries specific provisions related to the functioning of the intercompany loan between VUE and Vivendi Universal between September 30, 2003 and the completion date of the NBC-Universal Transaction. As of September 30, 2003, the balance in the intercompany loan was $562 million. From this date, Vivendi Universal received the full amount of the cash flow generated by VUE through this intercompany loan (i.e., approximately $700 million), all of which was repaid to VUE on the closing date of the NBC-Universal Transaction.

      In addition, on May 11, 2004, NBC and VUE completed the formation of NBC Universal, a global media and entertainment company with expected 2005 revenues of $15 billion. As a result of the NBC-Universal Transaction, Vivendi Universal has an approximate 20% interest in NBC Universal which is controlled by GE instead of its approximate 86% interest in VUE, its former subsidiary. Consequently, Vivendi

1	Defined as modified EBITDA (operating income before depreciation, amortization, restructuring and other one-time items) plus dividends received from Veolia Environnement, SFR Cegetel Group and Maroc Telecom.

Universal will not benefit in the same manner from the results of NBC Universal and will have limited access to the cash flow of that entity.

Capital Resources

      On May 3, 2002 Moody’s downgraded Vivendi Universal’s long-term debt rating to Baa3 from Baa2. This downgrading did not trigger any event of default under any of Vivendi Universal’s financing arrangements. On July 1, 2002, Moody’s downgraded Vivendi Universal’s senior debt rating from Baa3 to Ba1 under review with further downgrades and on July 2, 2002 S&P lowered the Vivendi Universal rating to BBB- with negative outlook. The Moody’s downgrade caused approximately €170 million of credit lines and financial guarantees subject to rating triggers to be cancelled or replaced. On August 14, 2002, Vivendi Universal’s long-term unsecured debt was downgraded to B1 from Ba1 with possible further downgrade by Moody’s and to B+ from BBB- with negative outlook by S&P. Following this further downgrade, Lehman Brothers, which entered into an ISDA master agreement with Vivendi Universal in December 2000, accelerated the exercise of put options on Vivendi Universal shares, requiring the payment of €150 million in August 2002, which obligations would have otherwise become due between September and December, at the time of the maturity of the options.

      On October 8, 2003, following the announcement that Vivendi Universal had entered into a signed agreement with, among others, General Electric to combine VUE and NBC, Moody’s placed Vivendi Universal’s (implied rating: Ba3 and long-term unsecured debt rating: B1) under review for possible upgrade. At the same time, Standard & Poor’s raised its long-term corporate senior unsecured debt ratings on Vivendi Universal to BB from B+ while keeping all long-term ratings on Vivendi Universal (corporate rating: BB) on credit watch with positive implications, where they were placed on September 3, 2003. Lastly, on March 3, 2004, Moody’s upgraded the senior implied rating to Ba2 (from Ba3) and the senior unsecured debt rating to Ba3 (from B1), both remaining under review for possible upgrade.

      On May 12, 2004, following the closing of the NBC-Universal Transaction, Fitch assigned a BBB- rating, with outlook stable, to Vivendi Universal’s debt.

      On June 1, 2004, Standard and Poor’s upgraded its long term corporate unsecured debt and its corporate debt ratings to BBB- (with outlook stable) and Moody’s raised its long term unsecured debt rating and its implied rating to Ba1 (with outlook positive).

Cash Flows

Condensed Statement of Cash Flows

	Year ended December 31,

		2002 with VE
		accounting for
		using the equity
	2003	method	2002	2001

	(in millions)
Net cash provided by operating activities	€3,886	2,795	€4,670	€4,500
Net cash provided by (used for) investing activities	(3,900)	4,109	405	4,340
Net cash provided by (used for) financing activities	(4,313)	(2,461)	(3,792)	(7,469)
Foreign currency translation adjustment on cash and cash equivalent	(110)	981	1,287	83

Change in cash and cash equivalents	€(4,437)	€5,424	€2,570	€1,454

Net Cash Provided by Operating Activities

      Net cash provided by operating activities totaled €3.9 billion in 2003, a decrease of €0.8 billion versus 2002. Excluding Veolia Environnement, net cash provided by operating activities increased by €1.1 billion primarily due to improved operating income before depreciation and amortization and reduced working capital. In 2003, the main contributors were SFR Cegetel Group (€2.4 billion), VUE (€0.7 billion), Maroc

Telecom (€0.6 billion), UMG (€0.6 billion) and Canal+ Group (€0.4 billion) offset by negative net cash provided by operating activities at VU Games (–€0.2 billion) and at Holding & Corporate and others (–€0.6 billion). Excluding SFR Cegetel Group and Maroc Telecom, net cash provided by operating activities was €1.6 billion in 2003, including dividends received from SFR Cegetel Group and Maroc Telecom of €0.7 billion. In 2002, excluding Veolia Environnement, SFR Cegetel Group and Maroc Telecom, net cash provided by operating activities was –€0.1 billion, including dividends received from Veolia Environnement and Maroc Telecom of €0.1 billion.

Net Cash Provided by Investing and Financing Activities

      The tables below are presented in order to explain the evolution of net cash provided by investing and financing activities and their impact on financial net debt during the period under review. Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring its indebtedness. Financial net debt is calculated as a sum of long-term debt and short-term borrowings and bank overdrafts less cash and cash equivalents, in each case, as reported on Vivendi Universal’s balance sheet. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported in our Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with French GAAP. Vivendi Universal’s management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

Change in financial net debt during 2003

	Cash and cash
	equivalents	Gross Debt	Net

	(in millions)
Financial net debt at December 31, 2002			€12,337
Net cash provided by operating activities	€(3,886)	—	€(3,886)
Capital expenditures	1,552	—	1,552
Proceeds from sale of property, plant and equipment and intangible assets(a)	(477)	—	(477)
(Sales) purchases of marketable securities	(49)	—	(49)
Acquisitions
26% interest in Cegetel Groupe SA	4,011	—	4,011
Closing of contractual guarantees to former Rondor shareholders	207	—	207
Télécom Développement	56	162	218
Other acquisitions	148	-24	124

Total acquisitions	€4,422	€138	€4,560
Divestitures
Telepiù	€(457)	€(374)	€(831)
Canal+ Technologies	(191)	—	(191)
Consumer Press division	(200)	—	(200)
Comareg	(135)	—	(135)
Fixed line telecommunication in Hungary	(10)	(305)	(315)
InterActiveCorp warrants	(600)	—	(600)
Interest in Sithe International(b)	(40)	—	(40)
Interest in Vodafone Egypt	(43)	—	(43)
Other dispositions(c)	128	(239)	(111)

Total dispositions	€(1,548)	€(918)	€(2,466)

Net cash provided by (used for) investing activities	€3,900	€(780)	€3,120

	Cash and cash
	equivalents	Gross Debt	Net

	(in millions)
Net proceeds from issuance of common shares	(71)	—	(71)
(Sales) purchases of treasury shares(d)	98	—	98
Cash dividends paid	737	—	737
Financing arrangements
Settlement
VUE securitization program(f)	(704)	704	—
VUE — $920 million loan agreement(f)	(800)	800	—
Senior notes (2010)	(1,183)	1,183	—
€2.5 billion dual currency facility	(1,000)	1,000	—
€3 billion multicurrency revolving credit facility	(1,000)	1,000	—
Senior notes (2008)	(1,353)	1,353	—
SIT — €1.3 billion acquisition facility	(1,300)	1,300	—
Sogecable exchangeable	(605)	605	—
Repayment
Cash settlement of Veolia Environnement exchangeable notes(e)	1,781	(1,781)	—
VUE — $1.62 billion loan(f)	1,456	(1,456)	—
€3 billion multicurrency revolving credit facility	3,000	(3,000)	—
BSkyB exchangeable 1%(g)	1,440	(1,440)	—
SIT — €1.3 billion acquisition facility	1,300	(1,300)	—
Other financial arrangements(h)	2,517	(2,349)	168

Total financing arrangements and other	€3,549	€(3,381)	€168

Net cash provided by (used for) financing activities	4,313	(3,381)	932

Foreign currency effect	110	(1,048)	(938)

Change in financial net debt during 2003	4,437	(5,209)	(772)

Financial net debt at December 31, 2003			€11,565

(a)	Including the sale of 10 Universal City Plaza to a group of US investors. The asset is a 35-story tower block located in Los Angeles, California, and Universal Studios will continue to rent the building.

(b)	In June 2003, Vivendi Universal sold its interest in Sithe International (operations in Asia Pacific) to the Japanese group Marubeni for $47 million.

(c)	Including the negative impact of the cash flow generated by sold entities until the closing of transactions (Telepiù in 2003 for an amount of €193 million), when the entity is surrendered in accordance with the terms and conditions of the share purchase agreement. However, this allocation has no impact on financial net debt. Certain divestitures also include intercompany redemption.

(d)	Including impact of settlement of put options on treasury shares (€104 million as of December 31, 2003).

(e)	In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in Veolia Environnement (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value €55.90, or 30% above the average weighted price of Veolia Environnement shares the previous day). Following the exercise of the put by investors in March 2003, Vivendi Universal reimbursed 31,858,618 of Veolia Environnement exchangeable bonds at a total cost of €1.8 billion.

(f)	The proceeds from VUE securitization program and $920 million loan agreement have been used to repay this $1.62 billion loan dated November 25, 2002 that matured on June 30, 2003.

(g)	In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or redeemable in cash, at a unit par value of €24.22. These bonds earned interest at 1% and matured on July 5, 2003. The conversion rate was one BSkyB share (with a par value of 50 pence) for one Vivendi Universal bond. On July 5, 2003, all outstanding bonds were redeemed at a unit price of €24.87.

(h)	Including the reimbursement of €850 million revolving credit facility, Société Générale €215 million and €275 million revolving credit facilities and CDC IXIS €200 million revolving credit facility.

Change in financial net debt during 2002, accounting for Veolia Environnement using the equity method

	Cash and cash
	equivalents	Gross Debt	Net

	(in millions)
Financial net debt at December 31, 2001 as reported			€37,055
Veolia Environnement accounted for using the equity method			(15,703)
Financial net debt excluding Veolia Environnement			€21,352
Net cash provided by operating activities	€(2,795)	€—	(2,795)
Purchase of property, plant, equipment and intangible assets	1,729	—	1,729
Proceeds from sale of property, plant and equipment and intangible assets	(158)	—	(158)
(Sales) purchases of marketable securities	(322)	—	(322)
of which divestiture of Vinci shares (€291 million)			—
Net increase in financial receivables	1,875	—	1,875
Acquisitions			—
EchoStar	1,699	—	1,699
Interest in Sportfive	122	—	122
Other acquisitions	179	—	179

Total acquisitions	€2,000	€—	€2,000
Divestitures
Veolia Environnement	(3,335)	—	(3,335)
EchoStar	(1,037)	—	(1,037)
Houghton Mifflin	(1,195)	(372)	(1,567)
European publishing activities	(1,121)	(17)	(1,138)
BtoB/Health	(894)	(37)	(931)
Sithe	(319)	—	(319)
Canal+ Digital	(264)	—	(264)
Vizzavi Europe	(143)	—	(143)
Other divestitures	-925	—	(925)

Total divestitures	€(9,233)	€(426)	€(9,659)

Net cash provided by (used for) investing activities	€(4,109)	€(426)	€(4,535)

Net proceeds from issuance of common shares	(68)	—	(68)
(Sales) purchases of treasury shares	(1,973)	—	(1,973)
Cash dividends paid	1,120	—	1,120
Financing arrangements
ORA issued by VU in November 2002	(767)	—	(767)
BSkyB exchangeable 3%	117	(117)	—
BSkyB total return swap	(86)	(3,948)	(4,034)
Entertainment assets of InterActiveCorp/ MultiThématiques	1,757	2,538	4,295
Other financial arrangements	1,380	(1,638)	(258)

Total financing arrangements and other	€2,401	€(3,165)	€(764)

Net cash provided by (used for) financing activities (including foreign exchange impact)	1,480	(3,165)	(1,685)

Change in financial net debt during 2002	(5,424)	(3,591)	(9,015)

Financial net debt at December 31, 2002			€12,337

Financial net debt: Reconciliation to US GAAP

		Bank Overdrafts			Total
		and Other		Cash and	Financial
	Long-Term	Short-Term		Cash	Net
As of December 31, 2003	Debt	Borrowings	Gross Debt	Equivalents	Debt

	(in millions)
Total financial net debt — French GAAP	€9,621	€4,802	€14,423	€(2,858)	€11,565
Adjustments to conform to US GAAP
Impact of VUE as “asset held for sale”(a)	(3,438)	—	(3,438)	124	(3,314)
Real estate defeased properties	848	—	848	—	848
Other	—	336	336	—	336

Total financial net debt — US GAAP	€7,031	€5,138	€12,169	€(2,734)	€9,435

(a)	Under the terms of the NBC-Universal Transaction, Vivendi Universal is responsible for the cost of the required defeasance of certain covenants of the VUE class A preferred interests and the net costs of the dividends on the VUE class B preferred interests. For more information, see “Item 18 — Note 32.9.”

Description of Vivendi Universal’s Indebtedness

      During the course of 2003, Vivendi Universal was able to obtain new lines of credit allowing it to progressively regain its financial flexibility, to substantially reduce its bank margins, to regain a balance between bank financing and capital markets financing and to extend the average maturity of its debt. Significant changes included:

•	the issuance of €1.2 billion high yield bonds with a 7 year maturity concurrently with the entry into by Vivendi Universal of a €2.5 billion syndicated secured bank facility, which together enabled Vivendi Universal to reimburse and cancel several existing facilities falling due in 2003 and 2004, for a total amount of €2.5 billion;

•	the refinancing of VUE’s $1.62 billion short term bridge loan facility in the first half of 2003 by a $750 million securitization of VUE’s film rights with a 6 year maturity and a $920 million term loan with a 5 year maturity. These two operations produced an extension of the maturity of VUE’s debt and allowed the upstream of cash flow from VUE to Vivendi Universal;

•	the issuance of €1.3 billion high yield bonds in July 2003 with a 5-year maturity which enabled Vivendi Universal to repay the balance which remained outstanding under a €1.3 billion loan (which was granted to an affiliate company in connection with the acquisition of a 26% interest in SFR Cegetel Group); following this refinancing, Vivendi Universal was able to take direct control of its participation in SFR Cegetel Group and thus as a result to benefit from the corresponding dividend stream;

•	the strengthening by Vivendi Universal of its position in its bond financings by the approval of the holders of the €527 million bonds due March 2006 exchangeable into Vinci shares to remove a put option that would have otherwise been exercisable in March 2004 and the issuance of €605 million bonds due October 2008 exchangeable for Sogecable shares;

•	the signature of an underwritten commitment in December 2003 for a new unsecured €2.7 billion syndicated bank facility with a 5 year maturity which, following the completion of the NBC-Universal Transaction, will be used, along with other funds, to reimburse substantially all Vivendi Universal group secured bank indebtedness (€2.5 billion and €3 billion syndicated facilities and £136 million bilateral loan facility); and

•	in advance of the potential acquisition of a 16% equity interest in Maroc Telecom in 2004, Vivendi Universal received an underwritten commitment in December 2003 from two banks for a MAD 5 billion facility.

      At the end of January 2004, following the repayment of the €1.7 billion OCEANE which was maturing in early January, the average duration of the Vivendi Universal’s debt, including the Class A and Class B preferred interests issued by VUE, was approximately 6-7 years compared to 4-5 years at the end of 2002.

      At the closing of the NBC-Universal Transaction, Vivendi Universal repaid the €1.8 billion drawn portion of the €3 billion facility, the €1 billion tranche B of the €2.5 billion credit facility and the £136 million loan contracted by UMO. Simultaneously, the €2.7 billion credit facility was established and drawn down in an amount of €400 million.

      On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion in aggregate principal amount of the euro-denominated 9.50% senior notes, the dollar-denominated 9.25% senior notes and the 6.25% senior notes denominated in euros and US dollars. Concurrently with this offer, holders of the notes were solicited to waive covenants attached to the notes. On June 9 and 16, 2004, this offer was amended, with its size increased to €2.4 billion in aggregate cash consideration. On June 29, 2004, the offer expired, with a tender rate of 96.4% for the 9.5% and 9.25% senior notes and a tender rate of 72% for the 6.25% senior notes, for an aggregate cash consideration of approximately €2.3 billion.

      On June 23, 2004, Vivendi Universal placed a €700 million bond issue with European institutional investors. The three-year bonds were issued in euros and have a yield of three-month EURIBOR + 60 basis points (approximately 2.723% as of June 23, 2004). Simultaneously with this issuance, Vivendi Universal reduced its €2.7 billion syndicated credit facility to €2.5 billion.

      On June 4, 2004, SFR received an underwritten commitment from a group of banks for €1 billion to refinance certain existing indebtedness. This commitment expires on July 30, 2004. The revolving credit facility would include negative pledges and covenants relating to disposals. In addition, it would provide for customary conditions precedent, covenants (regarding, inter alia, financial ratios) and events of default.

      All of our financial indebtedness is further described below:

(a)	€1.2 billion ($935 million + €325 million (2010)) and €1.35 billion senior notes ($975 million + €500 million (2008))

(b)	€2.5 billion dual currency term and revolving facility

(c)	€3 billion multicurrency revolving credit facility

(d)	$920 million VUE loan agreement

(e)	$750 million VUE securitization program

(f)	€527 million bond exchangeable into shares of Vinci

(g)	€605 million bonds exchangeable into shares of Sogecable SA

(h)	€2.7 billion credit facility

(i)	MAD 6 billion non-recourse facility

(a) €1.2 billion ($935 million + €325 million (2010)) and €1.35 billion senior notes ($975 million + €500 million (2008))

      In April 2003, Vivendi Universal issued $935 million of senior notes at an offering price of 100% and €325 million of senior notes at an offering price of 98.746%. The tranche denominated in US dollars bears an interest rate of 9.25% and the tranche denominated in euro bears an interest rate of 9.50%. Interest on the notes are payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2003. The notes rank pari passu in right of payment with all of Vivendi Universal’s existing and future unsecured senior indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

      These notes are scheduled to mature on April 15, 2010. At any time prior to April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal of the notes plus accrued and unpaid interest and the applicable “make-whole” premium. In addition, at any time prior to April 15, 2006, Vivendi Universal may use the net cash proceeds of an equity offering to redeem up to 35% of the aggregate principal amount of notes at a redemption price equal to 109.25% of the principal amount plus accrued and unpaid interest, in the case of the US dollar-denominated notes and 109.50% of the principal amount plus accrued and unpaid interest in the case of the euro-denominated notes. On or after April 15, 2007, Vivendi Universal may redeem all or part of the notes at a redemption price of 104.625% for the US dollar-denominated notes and 104.75% for the euro-denominated notes in 2007, 102.313% for the US dollar-denominated notes and 102.375% for the euro-denominated notes in 2008, and 100% for both the US dollar and euro-denominated notes thereafter, plus accrued and unpaid interest. These notes are listed on the Luxembourg Stock Exchange. On December 31, 2003 Vivendi Universal completed an exchange offer pursuant to a registration rights agreement to exchange the notes for registered notes with the same terms. The exchange notes are listed on the Luxembourg Stock Exchange.

      In July 2003, Vivendi Universal issued $975 million and €500 million of senior notes at an offering price of 100% to refinance the credit facility incurred in January 2003 for an amount of €1.3 billion by SIT in connection with the acquisition from BT Group of a 26% stake in Cegetel Groupe SA. These notes bear an interest rate of 6.25%. Interest on these notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2004. The notes rank pari passu in right of payment with all of Vivendi Universal’s current and future unsecured indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

      These notes are scheduled to mature on July 15, 2008. At any time, Vivendi Universal may redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest plus the applicable “make-whole” premium. Additionally, at any time prior to July 15, 2006, Vivendi Universal may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 106.25% of the principal amount of the notes plus accrued and unpaid interest with the net cash proceeds of an equity offering. These notes are listed on the Luxembourg Stock Exchange. On January 5, 2004, Vivendi Universal completed an exchange offer pursuant to a registration rights agreement to exchange notes with the same terms. The exchange notes are listed on the Luxembourg Stock Exchange.

      Prior to the time that the notes issued in April 2003 or July 2003 are rated investment grade (by Moody’s and Standard & Poor’s):

•	covenants contained in the indentures governing the notes will limit the non-cash consideration received in asset sales until the repayment of notes. The net cash proceeds of such asset sales must be used by Vivendi Universal or its subsidiaries to repay debt, make capital expenditures or purchase assets in related business within one year of their receipt. If asset sale proceeds are not used for one of these purposes, Vivendi Universal would be required to make an offer to purchase the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, using those proceeds;

•	Vivendi Universal and its subsidiaries will be limited in their ability to incur indebtedness in addition to indebtedness outstanding on the date the notes offering closed, subject to certain limited exceptions. Nevertheless, Vivendi Universal may incur new indebtedness if the fixed charge coverage ratio for the most recent four fiscal quarters is at least 3 to 1, determined on a pro forma basis; and

•	Vivendi Universal may not pay any dividend or make any other payment or distribution on its equity, implement share buy-backs, redeem or retire indebtedness that is subordinated to the notes or make certain investments.

      Nevertheless, these restrictions are subject to some exceptions, including:

•	exceptions based on the consolidated net income earned since the date the notes offering closed;

•	existing contractual obligations;

•	investments in and acquisitions of new subsidiaries;

•	purchases of shares upon the exercise of stock options; and

•	investments in cash or cash equivalents.

      Other restrictions customary for this type of financing will continue to apply so long as the notes are not rated investment grade, including:

•	transactions with affiliates must be on arm’s-length terms;

•	restrictions on the ability of restricted subsidiaries to pay dividends are not permitted;

•	mergers are permitted only if the surviving entity will meet a specified fixed charge coverage ratio;

•	Vivendi Universal may not enter into new lines of business; and

•	upon a change in control of Vivendi Universal, it must make an offer to purchase the notes at a price of 101% of the principal amount of the notes.

      In addition to these limitations and irrespective of whether the notes are investment grade rated, Vivendi Universal may not, among other things, (i) secure its debt (other than its existing bank debt, project finance indebtedness, debt already secured taken on at the time of acquisition of assets or capital leases subject to some restrictions) without also securing the notes on an equal basis, (ii) enter into certain specified sale and leaseback transactions or (iii) consolidate, merge or sell substantially all of its assets, unless the successor becomes bound by the indenture governing the notes and certain other conditions are satisfied.

      The notes contain customary event of default provisions including, among others, provisions relating to non-payment, failure to comply with covenants, cross-default, and certain events of bankruptcy or insolvency.

      On November 20, 2003, Vivendi Universal successfully completed a solicitation of consent from the holders of the notes to certain amendments to the indenture governing the senior notes issued in April 2003 and the indenture governing the senior notes issued in July 2003 in connection with the NBC-Universal Transaction. On November 21, 2003, Vivendi Universal entered into supplemental indentures, which amended the indentures to (i) except the transaction from the minimum cash requirement (but not the other requirements) of the covenant restricting certain asset sales, (ii) permit liens on the capital stock of entities received by Vivendi Universal as part of the transaction, (iii) permit restrictions on the divestitures of the capital stock of the entities received by Vivendi Universal as part of the transaction, (iv) permit Vivendi Universal to incur indebtedness arising under or pursuant to the agreements entered into pursuant to the transaction, (v) expand the current provisions in the indenture permitting Vivendi Universal to defease the preferred interest in VUE in connection with the transaction and (vi) clarify that Vivendi Universal may exclude certain information from its quarterly US GAAP reconciliation.

(b) €2.5 billion Dual Currency Term and Revolving Credit Facility

      Vivendi Universal entered into a €2.5 billion dual currency term and revolving credit facility (the Dual Currency Credit Facility) dated as of May 13, 2003, among Vivendi Universal, as the borrower and a guarantor, certain of its subsidiaries, as guarantors, the lenders party thereto, and Société Générale, as facility and security agent.

      The facility was comprised of (a) a three-year €1.5 billion revolving credit facility (Tranche A) at LIBOR or EURIBOR plus an applicable margin that, depending on Vivendi Universal’s credit ratings, ranged from 1.00% to 2.75% per annum and (b) a €1.0 billion term loan (Tranche B) with a 2.75% per annum margin over LIBOR or EURIBOR maturing on the third anniversary of the date of the Dual Currency Credit Facility. At December 31, 2003, the €1.0 billion term loan was fully drawn and the €1.5 billion revolving credit facility was undrawn. As a result of the closing of the NBC-Universal Transaction, this facility was fully repaid and cancelled.

(c) €3 billion Multicurrency Revolving Credit Facility

      Vivendi Universal entered into a €3 billion multicurrency revolving credit facility (Multicurrency Revolving Credit Facility) dated March 15, 2002, as amended on February 6, 2003, and as further amended and restated on May 13, 2003, among Vivendi Universal, as a borrower and the obligors’ agent certain of its subsidiaries, as guarantors, the lenders party thereto and Société Générale, as facility agent. At December 31, 2003, €1 billion of the Multicurrency Revolving Credit Facility was drawn. As a result of the closing of the NBC-Universal Transaction, this facility was fully repaid and cancelled.

(d) $920 million VUE Loan Agreement

      On June 24, 2003, Vivendi Universal Entertainment LLLP entered into a $920 million loan agreement with Banc of America, N.A. and JPMorgan Chase Bank, as co-administrative agents, the lenders party thereto, Barclays Bank PLC, as syndication agent, and JPMorgan Chase Bank, as collateral agent and as paying agent (the VUE Loan Agreement). The full amount of the facility was drawn at closing and the proceeds have been used to repay the remaining outstanding portion of the Amended and Restated $1.62 billion loan dated November 25, 2002.

      In connection with the NBC-Universal Transaction completed on May 11, 2004, the obligations under the VUE Loan Agreement were transferred as a liability of VUE, now a subsidiary of NBC Universal.

(e) $750 million VUE securitization program

      On March 31, 2003, a special purpose subsidiary of VUE, Universal Film Funding LLC (UFF) securitized a portion of its film rights based on future video (including DVD and VHS) and television revenues in the United States from part of its existing film library and future theatrical pictures. The aggregate amount of the facility is $950 million, of which $750 million has been drawn (including $50 million which has been recorded as a reserve). As part of the securitization, certain subsidiaries of VUE transferred film assets and certain other related assets to UFF and agreed to sell additional similar assets relating to such subsidiaries future theatrical pictures. UFF has issued notes which are currently funded by commercial paper conduits. The notes have received the benefits of an AAA-rated insurance contract which guarantees the payment of interest and principal. The assets have been pledged by UFF to secure the securitization facility. The proceeds of this facility were used to partially reimburse VUE’s now fully repaid $1.62 billion credit facility. This securitization program was transferred as part of VUE in connection with the May 11, 2004 closing of the NBC-Universal Transaction.

(f) €527 million bonds exchangeable into shares of Vinci

      In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of €527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and matured on March 1, 2006. The issue price was €77.35, 30% above the previous day’s closing rates for Vinci shares. This transaction allowed Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds were subject to early redemption by the holders on March 1, 2004 (redemption price €83.97 per bond). Revenue from the issuance of the bonds has been lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of €120 million. The residual interest held by Vivendi Universal was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for €53 million, 5.3 million Vinci share options at a price of €88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. On August 11, 2003, at the general meeting for holders of these bonds, the majority of the bond holders who participated voted in favor of the proposal made to them by Vivendi Universal to increase the redemption price of the bonds from €88.81 to €93.25 at the maturity date of March 1, 2006. In return for the increase, the bond holders fully relinquished their right to exercise their early redemption option for March 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Following the sale in September 2003 of the options bought in June 2002, Vivendi Universal purchased, for €16.5 million, 6.8 million Vinci share new options at a price of €93.25, corresponding to the bond par value as at March 1, 2006. In addition, the €130 million mirror loan (including accrued interest) was repaid by Veolia Environnement on September 30, 2003.

(g) €605 million bonds exchangeable into shares of Sogecable SA

      On October 30, 2003, Vivendi Universal issued €605 million 1.75% exchangeable bonds due 2008, exchangeable for ordinary shares of Sogecable SA, a limited liability company incorporated under the laws of the Kingdom of Spain whose shares are listed on the Spanish Stock Exchanges.

      The bonds bear interest at the rate of 1.75 per cent per annum. Interest are payable annually in arrears on October 30 of each year, commencing on October 30, 2004.

      Each bond is exchangeable at the holders’ option at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary share of Sogecable SA, at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares.

      Vivendi Universal is entitled, at any time on or after October 30, 2006, at its option, to redeem in cash all, but not less than all, of the outstanding bonds, if on each of 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Spanish Stock Exchanges and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption.

      In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds (€29.32 per bond) plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time.

      Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date (October 30, 2008) at their principal amount (€29.32 per bond).

      The bonds are listed on the Luxembourg Stock Exchange.

      The bonds are subject to customary pari passu, negative pledge and event of default provisions.

      At the time of the issuance, the underlying Sogecable shares were owned by Canal+ Group and Canal+ Group had committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as bookrunner for the bond issue, this number to be reduced by the number of bonds redeemed following the exercise by any bondholder of their exchange rights and, from October 1, 2004, by the number of shares, if any, sold by the lender, subject to a minimum threshold of 5 million Sogecable shares which are committed to remain available to the borrower. In February 2004, the Sogecable shares held by Canal+ Group as well as the stock loan were transferred to Vivendi Universal. Vivendi Universal will receive a fee of 0.5% per annum computed on the price of the shares effectively lent.

(h) €2.7 billion credit facility

      Vivendi Universal has entered into a €2.7 billion unsecured multicurrency credit facility dated as of February 25, 2004, with a group of lenders and Société Générale as facility agent. This new facility has a maturity of five years as from the signing date and was available as of the closing of the NBC-Universal Transaction.

      The new €2.7 billion credit facility can be used for the general corporate purposes of the group. It includes a swingline facility for up to €500 million, available in euros only.

      The facility bears interest at either LIBOR or EURIBOR plus a margin ranging from 1.10% to 0.45% depending on the corporate rating of Vivendi Universal assigned by Standard & Poor’s and Moody’s. The swingline facility carries an additional margin of 0.15%. Until Vivendi Universal has an investment-grade corporate rating from at least one of the two rating agencies, a utilization fee will be payable in addition to the margin, in an amount of 0.10% per annum if the amounts utilized under the facility equal or exceed 50% but are less than 75% of the total facility amount and 0.15% per annum if the amounts utilized under the facility equal or exceed 75% of the total facility amount.

      From the start of the facility’s availability period, Vivendi Universal pays a commitment fee at an annual rate of 40% of the then applicable margin on the undrawn and uncancelled amount of the facility.

      The accrued utilization fee, commitment fee and interim commitment fee are payable quarterly in arrears.

      The facility agreement provides for voluntary prepayment or cancellation of the whole or part of the facility, without any penalty or indemnity (other than break costs) subject to Vivendi Universal giving a three business days notice to the facility agent.

      The facility is subject to certain mandatory prepayment provisions including the case of change of control, non-satisfaction of financial covenants or sale of SFR Cegetel Group. In that latter case, the facility provides for prepayment and cancellation of half of the facility if Vivendi Universal’s ownership in SFR Cegetel Group is less than 50% but at least 40% of the total share capital of SFR Cegetel Group and prepayment and cancellation of 100% of the facility if Vivendi Universal’s ownership in SFR Cegetel Group is less than 40% of the share capital of SFR Cegetel Group.

      The facility contains customary covenants which place certain restrictions on, amongst other things, upstream and cross guarantees, acquisitions, mergers, disposals of assets, security interests and loans out or require Vivendi Universal to observe certain affirmative undertakings, including, but not limited to, relevant authorizations, maintenance of status, insurance, compliance with environment laws, provision of financial and other information and notification of defaults.

      In addition, Vivendi Universal must maintain the following financial ratios:

•	maximum ratio of financial net debt to proportionate EBITDA: 3:1 at each testing date from and including the start of the availability period to September 30, 2004 and 2.8:1 as from December 31, 2004;

•	minimum ratio of proportionate EBITDA to net financing costs: 4.2:1 at each testing date from and including the start of the availability period to September 30, 2004; 4.3:1 at December 31, 2004 and 4.5:1 as from March 31, 2005.

      Vivendi Universal has also agreed to procure that the part of the financial net debt incurred by its subsidiaries shall not at any time exceed an amount equal to the greater of (i) 30% of the group financial net debt and (ii) €2.0 billion.

      The facility contains customary event of default provisions.

(i) MAD 6 billion non-recourse facility

      On December 23, 2003, Vivendi Universal received an underwritten commitment from two banks for a 5 billion dirham (MAD) non-recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom S.A. On June 30, 2004, the expiration date of the commitment was extended to March 31, 2005, and the amount of the non-recourse facility was increased to MAD 6 billion. The facility is to be granted to a wholly owned special purpose company which will hold all of Vivendi Universal’s interest in Maroc Telecom S.A. and will be non-recourse as against Vivendi Universal.

      The facility will be split into two tranches, a tranche A in an amount of MAD1 billion to MAD2 billion with a maturity of two years and a tranche B in an amount of MAD4 billion with a maturity of seven years.

      The facility shall include mandatory prepayment provisions upon the occurrence of certain events, including Vivendi Universal ceasing to own directly or indirectly 66.66% of the issued share capital of the borrower, disposal by the borrower of all or any part of the Maroc Telecom shares, non-satisfaction of financial covenants or distribution of dividends from Maroc Telecom S.A. to the Borrower which are insufficient to cover the next repayment installment and the annual interest payment due under the facility.

      The facility shall provide for customary conditions precedent, covenants (including financial ratios) and events of default. The security package shall include an assignment of all cash dividends to be received from the Maroc Telecom shares as well as an assignment of any rights in connection with the purchase of the 16% equity interest in Maroc Telecom S.A.

OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

      Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

—	review of minutes of meetings of stockholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;

—	review with banks of items such as guarantees, endorsements and discounted receivables;

—	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

—	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;

—	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

—	review of related party transactions for guarantees and other commitments;

—	review of all contracts and agreements.

Contractual Obligations and Commercial Commitments Given

      Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which it is contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes the items recorded as liabilities and those recorded as contractual obligations and commercial commitments at December 31, 2003:

		Payments due in

		Less than	Between 1	Between 2	After
	Total	one year	and 2 years	and 5 years	5 Years

		(In millions)
Recorded as liabilities in the Consolidated Statement of Financial Position
Long-term debt(a)	€9,621	€—	€473	€5,800	€3,348
Bank overdrafts and other short-term borrowings	4,802	4,802	—	—	—
Sports rights(b)	695	370	251	74	—
Broadcasting rights(c)	370	147	92	120	11
Creative talent and employment agreements(d)	220	63	45	72	40
Other	231	151	25	38	17

Total	€15,939	€5,533	€886	€6,104	€3,416

		Payments due in

		Less than	Between 1	Between 2	After
	Total	one year	and 2 years	and 5 years	5 Years

		(In millions)
Other contractual obligations and commercial commitments
Operating leases(e)	€1,384	€232	€181	€415	€556
Broadcasting rights(c)	1,740	505	479	647	109
Creative talent and employment agreements(d)	1,503	845	263	302	93
Real estate defeasance(f)	947	1	1	240	705
Public service contract(g)	164	8	8	25	123
Other	862	358	144	162	198

Total	€6,600	€1,949	€1,076	€1,791	€1,784

(a)	Long-term debt includes finance lease obligations of €196 million, which French GAAP requires to be recognized as long-term debt (see “Item 18 — Note 17.1”).

(b)	Exclusivity contracts for broadcasting sporting events by Canal+ Group recorded in other non-current liabilities.

(c)	Primarily exclusivity contracts for broadcasting future film productions and acquisitions of program catalogs at VUE and Canal+ Group. The commitments recognized by VUE become liabilities once the programs are made available for airing (i.e., production is completed and the program is delivered to the cable operator).

(d)	Agreements in the normal course of business, which relate to creative talent and employment agreements, principally at UMG and VUE.

(e)	Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(f)	Lease obligations related to real estate defeasances. In April 1996, the divestiture to Philip Morris Capital Corporation (PMCC) of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate €34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately €29.6 million. Whenever the difference between Vivendi Universal’s rental obligation under the leases and the market rent received by Vivendi Universal is unfavorable, a provision is accrued. The relevant legal documentation provides, inter alia, that PMCC may accelerate the leases if Vivendi Universal disposes of « all or substantially all of its assets used in or related to the Water and Energy Businesses ». By a letter dated November 18, 2003, PMCC indicated to Vivendi Universal that it was examining whether the sale by Vivendi Universal of 50% of its interests in Veolia Environnement, in December 2002, and the grant of a call option on Vivendi Universal’s remaining interests in Veolia Environnement fall within the ambit of the above-mentioned provision.

(g)	As the contractor of public telecommunication services of the Principality of Monaco, Monaco Télécom pays annual fees that are linked to the growth of the gross margin of the basic service as defined in the concession contract (with a minimum of €7,9 million per year). The concession will end in 2023.

Specific Commitments Given

      In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones at December 31, 2003 are summarized as follows:

Canal+ Group

      (a) In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three-year right to broadcast English Premier League soccer matches, Vivendi Universal agreed to provide a guarantee related to the payment of license fees, limited to £90 million (50% of which was counter-guaranteed by the RTL Group), which expired on June 25, 2004, when Canal+ Group sold its stake in Sportfive to Advent International.

      (b) Canal+ Group has granted various put options to certain minority shareholders of its affiliates. With respect to the puts, the contingent liabilities are estimated by the Company at approximately €90 million, of which approximately €70 million are exercisable in 2004.

Universal Music Group

      (a) The initial 5-year term of UMG’s 50% joint venture in the Roc-a-fella record label was to end on February 28, 2002. The term was subsequently extended to February 28, 2005. UMG’s joint venture partner has a put option in its interest that is exercisable on February 28, 2005. The relevant price under the put is based on a formula on revenues and profits. It is not expected that the put price will materially exceed amounts provided for in the Company’s accounts.

      (b) The original 3-year term of UMG’s 50% joint venture in the Murder, Inc. Records label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. On the date 90 days after expiration or termination of the term, UMG is obligated to purchase its joint venture partner’s 50% interest under a formula based on prior performance. It is not possible to predict the future performance of the joint venture, based on recent performance being constant through the end of the term, the Group estimates the potential obligation at approximately $10 million.

      (c) The Company owns a residence occupied by an artist under a life estate. As such, the property could be impaired until the artist’s death or he otherwise elects to move. The book value is approximately €7 million.

Vivendi Universal Entertainment

      (a) In connection with Vivendi Universal’s acquisition of IAC’s entertainment assets, IAC and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in VUE, the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Since May 7, 2003, Mr. Barry Diller has had the right to put his common interests to Universal Studios, Inc. for $275 million. Beginning on May 7, 2010, IAC may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio Inc’s election, be paid in cash or in Vivendi Universal shares.

      Under the VUE Partnership Agreement, VUE is subject to a number of covenants for the benefit of the holder of the class A preferred interests in VUE (currently IAC), including a cap on indebtedness and a restriction on asset transfers. Certain of the covenants, including those specified above, would cease to apply if irrevocable letters of credit were issued to IAC in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

      As a result of its reduced interests in IAC following the sale of IAC warrants during the first half of 2003, Vivendi Universal and its affiliates are no longer subject to the transfer restrictions resulting from the rights of first refusal granted to Mr. Diller and Liberty Media Corporation pursuant to the Stockholders Agreement.

Under agreements with IAC, USI and its affiliates must, however, continue to hold the 56.6 million IAC shares generally free of liens and in special purpose entities until satisfaction of the put or call on the class B preferred interests in VUE issued to IAC with an initial face value of $1.75 billion. In connection with this acquisition, the class B preferred interests are actually subject to put/call provisions at any time following the 20-year anniversary of issuance (i.e., May 7, 2022). IAC may require USI to purchase the class B preferred interests, and Vivendi Universal or USI may require IAC to sell to it the class B preferred interests, for a number of IAC shares having a market value equal to the accreted face value of the class B preferred interests at such time, subject to a maximum of 56.6 million. Mr. Diller will continue to hold a proxy on all such IAC shares. In addition, Mr. Diller’s broad standstill obligations under the Stockholders Agreement, including his obligation not to acquire Vivendi Universal or any of its subsidiaries, will continue to apply in accordance with the Stockholders Agreement.

      In addition, Vivendi Universal has agreed to indemnify IAC for any “tax detriment” (defined to mean the present value of the loss of IAC’s tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by IAC to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to IAC at the closing.

      As part of the definitive agreement signed by Vivendi Universal and GE on October 8, 2003, IAC’s entertainment assets were included in the NBC-Universal Transaction.

      (b) In connection with VUE’s equity investment in Universal City Florida Hotel Venture (UCF-HV), a joint venture that operates Universal Orlando’s hotels, Vivendi Universal has a commitment to cover its proportionate share of the operating expense shortfall, if any, of the hotels. The total is capped at $30 million per year, and Vivendi Universal’s proportionate share is 25% or $7.5 million. To date, no expense shortfall has occurred and the guarantee has not been called.

      (c) In connection with its equity investment in UCI/CIC (United Cinema International/ Cinema International Corporation), a joint venture that operates international movie theatres, VUE has guaranteed lease payments for approximately $152 million (VUE’s 50% share). To date, none of these guarantees has ever been called as the joint venture has met its obligations.

      (d) In connection with its 20% equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30 million and may be obligated to fund payment obligations of MovieLink with respect to certain intellectual property liabilities in excess of $30 million. As of December 31, 2003, VUE had contributed $14.9 million and expected to contribute the remaining $15.1 million over the next several years pursuant to future capital calls that may be made from time to time.

      (e) In 1987, Universal City Florida Partners (now Universal City Development Partners, Ltd. as the merged entity)(UCDP) entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a license from) UCDP or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates (“comparable projects”), other than at Universal City, California. At December 31, 2003, the only theme park which may be a comparable project is VUE’s partially owned park in Osaka, Japan.

      (f) In August 1995, affiliates of VUE granted an executive officer an option (as amended in 2000) to acquire 0.2% of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option vests over a ten-year period commencing in 1995 and is exercisable by the officer in full for approximately $24.9 million. In connection with the acquisition of Seagram by Vivendi Universal on December 8, 2000, VUE allocated deferred compensation of $22.9 million, which represents the intrinsic value of the unvested portion of the option. Deferred compensation is being amortized over the remaining vesting period of the option. A total of approximately $9.2 million remains unamortized at December 31, 2003.

      (g) In connection with its affiliation with United International Pictures B.V. (UIP), VUE had several liabilities for obligations of UIP including a $15 million working capital facility with Bank of America and a separate £3 million facility with National Westminster Bank plc.

      (h) In connection with its equity investment in the Universal Mediterránea hotels, VUE had a commitment to infuse all earned management fees as capital in the venture until the hotel is profitable.

      (i) In connection with its equity investment in the Port Aventura theme park, a capital call of $5.1 million was received in November 2003. As of December 2003, VUE had paid $1.2 million towards this commitment. As part of the financing of this affiliate, for each fiscal year through December 31, 2008, Vivendi Universal has also committed to fund 50% of any cumulative deficiency of operating income before amortization and depreciation (as defined in Port Aventura’s syndicated credit facility agreement). As of December 31, 2003, a provision of €11 million was accrued to cover the risks associated with this commitment for 2003 and for the first half of 2004. The outstanding borrowings of Port Aventura amounted to €201 million as of December 31, 2003, which will be amortized through 2008.

      (j) VUE has a non-binding agreement to form a joint venture that will own a theme park in Shanghai, China. Once the entire project is approved by the Chinese government and financing documents are finalized, VUE will become obligated under a pro rata project completion guarantee. As of December 31, 2003, there were no outstanding monetary commitments associated with this guarantee, contingent or otherwise.

      (k) In October 2003, VUE amended its existing distribution agreements with DreamWorks SKG (“DreamWorks”) extending the agreement through December 2010. The amendment of the distribution agreements requires VUE to make an animation advance to DreamWorks in the amount of $75.0 million. Upon execution of the amended agreement, VUE was required to pay half the animation advance. The remaining $37.5 million was paid during the first quarter of 2004.

SFR Cegetel Group

      (a) Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, withdrawal conditions take the form of commitments to buy or sell SNCF’s interest in the capital of Cegetel SAS (an entity resulting from the takeover of Cegetel by Télécom Développement on December 31, 2003). SFR issued a commitment to buy SNCF’s 35% holding in Cegetel SAS, which can be exercised at any time between January 1, 2007 and March 31, 2010:

—	at a price of 75% of the realizable value of the company as determined by a group of experts should this value not exceed €627 million for the total amount of the capital, with a floor of €250 million;

—	for a fixed sum of €470 million if a group of experts value the capital between €627 million and €1,100 million;

—	for €470 million plus 35% of the value of the capital in excess of €1,100 million, as determined by a group of experts, to be more than €1,100 million.

      The sums payable, as determined in one or other of the cases indicated above, will be subject to a deduction of €67 million, plus by interest accrued at the date of transfer of ownership of the SNCF shares, on the downpayment of €32 million made by SFR on December 31, 2003. A provision of €85 million was accrued as of December 31, 2003 in respect of this put option (see “Item 18 — Note 14”).

      SNCF also issued a commitment to sell its interest in the capital of Cegetel SAS to SFR, which can be exercised between April 1, 2010 and June 30, 2013. The price is set at 35% of the realizable value of the company as determined by a group of experts, less a deduction of €67 million plus interest accrued at the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003.

      Reciprocal asset and liability guarantees were also given by SFR and SNCF, at the time of the merger between Télécom Développement and Cegetel SA. Debt cancellation undertakings (with recovery clauses, dated as of December 2000), in favor of its subsidiaries Cegetel 7 and Cegetel Entreprises (subsequently merged to become Cegetel SA on January 1, 2001, and later Cegetel SAS on December 31, 2003) were amended; thereby SFR has waived the right to apply these recovery clauses for an initial amount of €813 million, until such time as SFR no longer holds the total capital of Cegetel SAS, or holds less than 5% of same.

      (b) Under the terms of the UMTS license assigned in August 2001 for a 20-year duration, SFR is committed to pay a fee of 1% of UMTS revenues. UMTS rollout is forecasted during the year 2004.

      (c) SFR has given an undertaking to Cegetel SAS to cover any eventual restructuring losses of Cegetel RSS.

Maroc Telecom

      (a) In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco for 16% of its capital. At the end of an appraisal proceeding to determine the exercise price, finalized on January 30, 2004, the Kingdom of Morocco became entitled to exercise its put option for the stake of 16% during a two-month period (i.e,. until March 30, 2004). The Kingdom of Morocco decided not to exercise the put option during this first period and the option was extended. The Kingdom of Morocco can decide to start the proceeding again at any time during an 18-month period following the end of the first put option period. The exercise price will be the fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares is between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal’s initial stake in 2000, the reference price would be used to determine the exercise price. In addition, Vivendi Universal has pledged its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised. On September 2, 2003, Vivendi Universal announced that its board of directors approved a plan to increase its interest in Maroc Telecom to 51%. The Kingdom of Morocco and Vivendi Universal have started negotiations with a view to closing this transaction in 2004.

      (b) Maroc Telecom benefits from an exemption of customs fees related to investments imports, in accordance with an agreement signed with the Moroccan government in virtue of which Maroc Telecom committed itself to enter into an investment program for a total amount of MAD 7 billion and to create 300 news jobs, between 2003 and 2005. As of December 31, 2003, the residual investment program not initiated amounts to approximately MAD 4 billion (€362 million).

Holding & Corporate and Other

      (a) In connection with the Merger Transactions, Vivendi Universal entered into a Shareholders’ Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfman family and result in recognition of taxable gain to it. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

      (b) On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, some of the guarantee and counter-

guarantee agreements originally established between the two companies in June 2000 were modified as follows:

—	Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of €15.2 million a year indexed over a period of 12 years. This limit has now been raised to €30.4 million indexed starting in the year 2002. The additional amount potentially due above the €15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Veolia Environnement were to exceed the initial limit of €228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of €76.2 million. As of December 31, 2003, Vivendi Universal’s maximum exposure was €208.4 million given the amount already claimed.

—	Veolia Environnement’s right to claim reimbursement of exceptional expenses, provided by the June 2000 agreement, has been removed.

—	Certain matters relating to the implementation process of the counter guarantee agreement, dated June 20, 2000, pursuant to which Veolia Environnement will indemnify Vivendi Universal for any costs, losses or expenses in connection with the subsidiary guarantees have been detailed.

—	Vivendi Universal has retained stakes in certain operating companies in the water sector for reasons relating to the transferability of the concession; these will be sold as soon as practicable and at the latest on December 31, 2004.

      Separately, at December 31, 2003, Vivendi Universal continued to guarantee commitments made by Veolia Environnement subsidiaries for a total amount of approximately €231 million, including mainly: €156 million related to a perpetual loan issued by OTV, €44 million related to performance guarantees given to local authorities (Adelaide, and others) and €17 million of guarantees granted to financial institutions lending funds to US operating subsidiaries of Vivendi Water. All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

      (c) In connection with Vivendi Universal’s December 2002 divestiture of 82.5 million shares of Veolia Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Veolia Environnement (82.5 million shares) at a strike price equal to €26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with €2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (“compte-sequestre”) and had been pledged in favor of new investors as well as banks participating in the €2.5 billion dual currency credit facility and the €3 billion multicurrency revolving credit facility.

      (d) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favor of Vivendi Universal operating companies for an amount of $64 million.

      (e) In connection with the acquisition of Moviso, Vivendi Universal has a commitment to pay an earn-out if the result of this affiliate is above $47.5 million in 2003. This earn-out is capped at $20 million.

      (f) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented late 1997, and terminated in December 2002. The Company believes that the likelihood that these obligations could materialize is remote.

Vivendi Telecom International

      (a) In connection with the acquisition of its 55% interest in Monaco Télécom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Télécom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Télécom. On June 18, 2004, Vivendi Universal finalized its sale of its 55% interest in Monaco

Télécom to Cable and Wireless. As a result of this sale, the Principality of Monaco no longer holds its put option.

      (b) In connection with its investment in Xfera that was sold in 2003, Vivendi Universal granted two counter-guarantees in an amount of €55 million to a group of banks which have guaranteed the Spanish government with respect to the payment by Xfera of UMTS frequency spectrum fees.

      The following table summarizes the contingencies described above and other contingencies described in “Item 18 — Note 29.”

Transactions and guarantees	Amount	Expiry

Guarantee provided to English Premier League football	£90 million, 50% of which is covered by a counter-guarantee given by the RTL Group	2004
Put options to minority shareholders granted by Canal+ Group	€90 million of which approximately €70 million are exercisable in 2004	—
Put option on Roc-a-fella record label joint venture	Based on a formula on revenues and profits	2005
Put option on Murder Inc. records	0 to $10 million	2007
Residence occupied by an artist under a life estate	€7 million	—
Put option on VUE
— 1.5 % of common interest in VUE to Barry Diller from May 7, 2003	$275 million	—
— 5.4 % of common interest in VUE to IAC from May 2010	At fair value	—
Guarantee for operating shortfall of Universal City Florida Hotel Venture	0 to $7.5 million	—
Guarantee of lease payments in connection with UCI/CIC equity investment	0 to $152 million	—
Capital contributions in connection with equity investment in MovieLink	$15.1 million	—
Agreement with creative consultant
— consulting services	fee based on gross revenues	—
— additional fee	based on gross revenues of themed attractions at certain parks	—
— right of termination	fair market value, starting in 2010	—
Executive officer option to acquire 0.2% of VUE’s affiliate shares	Approximately $24.9 million	2005
Liabilities for obligations of UIP
— working capital facility with Bank of America	$15 million	—
— facility with National Westminster Bank plc	£3 million	—
Equity investment in the Port Aventura Hotel	Infusion of all earned management fees as capital until the hotel is profitable	—
Equity investment in the Port Aventura Park	50% of the cumulative shortfall in operating income	—
Non binding agreement to fund the construction of a theme park in Shanghai	—	—
Distribution agreement with DreamWorks	$37.5 million	2010
Buy/sell agreement on 35% interest in Cegetel SAS held by SNCF	Price depends on the amount of realizable value of the company:	2007-2010
— between 0 and €627 million: price equals to 75% of the realizable value (minimum €250 million).
— between €627 million and €1,100 million: price equals to €470 million
— above €1,100 million: price equals to €470 million plus 35% of the value of the capital (in excess of €1,100).
3G UMTS license	1 % revenue earned when service commences (expected to be in 2004)	2021
Undertaking to Cegetel SAS to cover restructuring losses of Cegetel RSS	—	—
Call option equal to 16 % of Maroc Telecom	At fair market value	—
Investment program agreed with the Moroccan government	MAD 4 billion (€362 million)	2003-2005
Shareholders’ governance agreement with members of the Bronfman family		2005
Divestiture of Interest in Veolia Environnement
— Reimbursement of replacement costs	€30.4 million indexed starting in the year 2002 payable for the amount in excess of €15 million from January 2005 subject to legal interest rate. If total amount paid by VE exceeds €228.6 million excess would be covered by Vivendi Universal up to an amount of €76.2 million.	—

Transactions and guarantees	Amount	Expiry

— Guarantees re: commitments made by VE subsidiaries	Approximately €231 million	—
Indemnity to VE share call options holders	€3 per call option (approximately €250 million)	2004
Counter-guarantee on surety bonds	$64 million	—
Grant of a put option of 45% of Monaco Télécom
— until May 25, 2004	0 to 29 % for a proportionate up to €51 million and the residual 16% interest at fair value	2004
— between May 26, 2004 and December 31, 2009	45% interest at fair value or in increments but each exercise must be not for less than 10%.	2009
Counter guarantees to banks in connection with Spanish UMTS license	€55 million	—
Divestiture of Telepiù	Guarantees limited to €700 million	—
Divestiture of Canal+ Technologies	Guarantee on potential claims capped at €4 million	—
Divestiture of Canal+ Nordic	Guarantees up to €50 million	2010
Divestiture of Canal+ Belgique, Canal+ N.V. and animation operations of Expand	Guarantees given capped at €24 million	—
Divestiture of fixed-line telecommunications in Hungary	Standard guarantees	—
Divestiture of VUP’s business-to-business and health divisions	Price adjustment clause and guarantee clause related to liabilities up to €500 million per division	2004
Divestiture of VUP’s European publishing operations	Guarantees capped at €240 million	—
Divestiture of Houghton Mifflin	Losses in excess of $20 million not to exceed $166 million	—
Divestiture of the Consumer Press Division	Guarantees up to €30 million	2004
Divestiture of Comareg	Guarantees up to €60 million	2004
Divestiture of 50% stake in Vizzavi	Certain standard guarantees up to its 50% share	—
Guarantees related to the dismantling of MP3 operations	—	—
Sale of Sithe	Guarantees capped at $480 million	2004/2005
Guarantees on sale of land and buildings businesses	€150 million	2017
Sale of hotels to the consortium ABC	Commercialization guarantee kept at 80% of the value of each hotel	2004
Sale of La Defense to Unibail	—	—
Various guarantees	€42 million	—

RESEARCH AND DEVELOPMENT

      Research and development plays an important role in several of our businesses. For detailed information on research and development, see “Item 4 — Information on the Company — Our Segments — SFR Cegetel Group”, “Information on the Company — Our Segments — Music”, “Information on the Company — Our Segments — Canal+ Group”, “Information on the Company — Our Segments — Games” and “Item 18 — Note 21.”

SUBSEQUENT EVENTS

      In January 2004, Cegetel’s fixed activities launched a broadband Internet offer to residential and professional customers.

      In February 2004, Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for approximately $40 million.

      On March 18, 2004, Canal+ Group executed a memorandum of understanding (MOU) with France Telecom, reflecting the parties’ intention to combine their respective cable activities and networks. Canal+ Group and France Telecom will each maintain minority interests, respectively, in the new entity, with a view to enabling new shareholders to hold the controlling interest. The MOU is valid until December 31, 2004, and is subject to applicable authorizations and approvals.

      On March 25, 2004, SFR was notified of the conditions for the renewal of its GSM license on March 26, 2006 (with the renewed license’s term ending on March 24, 2021). The fee for the license renewal will be comprised of an annual fixed amount of €25 million and an annual variable amount equal to 1% of revenues stemming from the use of the frequencies operated through the GSM network.

      On March 29, 2004, the Kingdom of Morocco decided to not exercise its put option for a 16% stake in Maroc Telecom. Vivendi Universal granted this put option to the Kingdom of Morocco when it acquired a 35% interest in Maroc Telecom. The Kingdom of Morocco can commence the appraisal process to determine the exercise price of its option, and thereby commence the process to exercise this put option, at any time through September 30, 2005.

      On March 31, 2004, in connection with the divestiture of their interests in Sportfive, Canal+ Group and RTL Group acquired Jean-Claude Darmon’s approximate 4.9% stake in this company for a total consideration of €55 million.

      On April 30, 2004, Canal+ Group acquired Moviesystem, the leading developer and operator of video-on-demand services in France, as well as in several other European countries.

      On May 4, 2004, the AMF opened a formal investigation into certain share repurchases made by Vivendi Universal between September 1, 2001 and December 31, 2001.

      On May 10, 2004, Canal+ Group entered into an agreement with three film industry professional organizations guaranteeing a stronger partnership within the industry and an enhanced movie offering for Canal+ subscribers. For more information, see “Item 4 — Our Segments — Media — Canal+ Group — Regulatory Environment.”

      On May 12, 2004, SFR was the first operator in the French telephony market to launch 3G services to corporate customers throughout France.

      On May 25, 2004, Vivendi Universal’s subsidiary, VTI, sold its 60% stake in Kencell, Kenya’s #2 mobile phone operator for $230 million in cash. This stake was sold to the Sameer Group upon the exercise of its pre-emptive right.

      On June 7, 2004, Canal+ Group completed the sale of all the companies in the “flux-divertissement” division of its television production subsidiary, StudioExpand. StudioExpand is comprised of Adventure Line Productions, CALT, KM, Productions DMD and Starling. The sale of StudioExpand’s last two businesses (for drama and documentaries, respectively) is currently underway.

      On June 16, 2004, SFR was the first operator in the French telephony market to launch 3G services to residential and professional customers in Paris, Lyons and Toulouse.

      On June 18, 2004, Vivendi Universal sold its 55% stake in Monaco Telecom to Cable and Wireless for a total consideration of €169 million in cash (including a €7 million dividend distribution). As a result of this sale, the Principality of Monaco no longer holds its put option at fair market value for its 45% stake in Monaco Telecom.

      On June 25, 2004, Canal+ Group completed the sale of its 48.85% stake in Sportfive to Advent International for €274 million in cash. As a result, Advent International and RTL Group hold 75% and 25% of the interests, respectively, in Sportfive.

      On June 29 and 30, 2004, two office towers located at La Défense in Paris, owned by Philip Morris Capital Corporation and for which Vivendi Universal provided financial commitments, were sold. As a result of this sale, financial commitments valued at €270 million were eliminated and Vivendi Universal received a net cash payment of €47 million. In addition, a pledge made by Vivendi Universal, for a value of approximately $47 million, and made in favor of Philip Morris Capital Corporation, was released. Concurrently with this sale, Vivendi Universal granted rental guarantees to the buyer of one of the towers, resulting in a maximum exposure of €16 million, which will expire no later than April 2006.

      In connection with the divestitures for which agreements have been either executed or completed since January 1, 2004, Vivendi Universal granted certain customary indemnities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) PROJECT — 2005

Preliminary Remarks

      As of January 1, 2005, Vivendi Universal’s consolidated financial statements will be established in accordance with the International Financial Reporting Standards (IFRS) in effect as of December 31, 2005. The IFRS standards are applicable to listed companies on stock exchanges within the European Union (EU)

in accordance with European Council directive n 1606/2002. Pursuant to the AMF’s recommendation, comparative financial statements will also be established in accordance with IFRS standards for 2004 and, depending on the decision taken by the SEC in this respect relative to non-US registrants, possibly for 2003.

      To publish this comparative information, Vivendi Universal will have to prepare an opening statement of financial position as of January 1, 2003 or January 1, 2004, one of which will be the IFRS adoption date for the application of these new standards, as well as the date as of which the financial impacts related to this transition will be recognized, mainly against shareholders’ equity.

Project Description and Current Status

      Vivendi Universal launched a project for the conversion of its financial statements to IFRS during the fourth quarter of 2003, with the objective of identifying the main differences in accounting methods and preparing the opening statement of financial position in accordance with the standards effective in 2005. This analysis will be complete only when the publication by the International Accounting Standard Board (IASB) of the last expected standards occurs and when they are approved by the EU.

      To ensure consistency of accounting policies and of their implementation within the group, the IFRS conversion is currently being led by a central project team for the whole group, in coordination with dedicated teams within each business unit.

      The first phase of the project, in progress, referred to as “diagnosis phase”, aims at analyzing the main differences in accounting principles as compared with French GAAP and US GAAP currently applied by the group and at evaluating the impacts of those differences. In particular, it aims at estimating the opening statement of financial position as of January 1, 2003 or January 1, 2004. In addition, it aims at assessing the ability of the group’s information system to produce IFRS-compliant financial information and to identify the required adaptations, if any.

      The project is managed by a steering committee under the authority of the Senior Executive Vice President and Chief Financial Officer, assisted by the principal corporate finance and accounting executives and the chief financial officers of the business units. A project committee, led by a designated project manager, is in charge of day-to-day project management at the corporate and business unit level. A technical committee is in charge of reviewing and recommending accounting treatments to be determined through the IFRS conversion project, for validation by the steering committee. The Company’s external auditors take an active part in the review work of this technical committee.

      The Group’s accounting policy manual will be reviewed in order to comply with International Financial Reporting Standards. A training program for finance managers has been initiated. It will be pursued throughout year 2004. An information/ training session of non-finance senior executives will be included in this training program. The reporting process and information system adaptation phase will then be initiated. This phase should be facilitated by the change in reporting system and consolidation tools that took place in 2002, and also by its upgrading in 2003.

Description of Principal Accounting Differences

      Certain IFRS standards and interpretations that will take effect on December 31, 2005 have not yet been published in their final version by the IASB, as initially expected by March 31, 2004. Vivendi Universal is unable to evaluate the full impact of the conversion to IFRS standards at this stage.

      As directed by IFRS 1, Vivendi Universal is reviewing such matters as: the restatement of business combinations that took place prior to the initial adoption date; the valuation of fixed assets as of the adoption date; the zeroing out of actuarial gains and losses on accrued pensions and of cumulative currency translation adjustments already recorded against shareholders’ equity.

      In comparison with French GAAP, some examples of the principal accounting differences to date are as follows:

•	The likely disappearance of goodwill amortization will have an impact on Vivendi Universal’s net income since under French GAAP goodwill is amortized on a straight-line basis over a period of up to 40 years.

•	Financial derivative instruments that are currently reported as off balance sheet commitments will have to be recorded on the balance sheet, so that certain financial assets will have to be marked to market.

•	The cost of issuing or repurchasing treasury shares will have to be recorded as a reduction of shareholders’ equity regardless of their future use.

Item 6:	Directors, Senior Management and Employees

The Board of Directors

General

      Vivendi Universal’s board of directors is currently composed of twelve directors including our Chairman and Chief Executive Officer. The board of directors can be composed of three to 18 members. Our directors are elected by our shareholders for renewable terms of a maximum of four years, subject to the provisions of Vivendi Universal’s statuts relating to age limits. Set forth below is the composition of the board of directors of Vivendi Universal for 2003 through the date of this annual report:

			Expiration of
Name	Age	Position	current term

Jean-René Fourtou(4)	65	Chairman and CEO	2008
Edgar Bronfman, Jr.(1)(3)(4)	49	Director and Vice Chairman	2004
Claude Bébéar(4)	68	Director	2008
Gérard Brémond	66	Director	2008
Edgar M. Bronfman(2)(3)(4)	75	Director	2004
Bertrand Collomb	61	Director	2008
Fernando Falcó y Fernández de Cordova	65	Director	2006
Paul Fribourg	50	Director	2008
Gabriel Hawawini	56	Director	2006
Gerard Kleisterlee	57	Director	2008
Marie-Josée Kravis	54	Director	2005
Henri Lachmann	65	Director	2008
Pierre Rodocanachi(5)	65	Director	2008
Karel Van Miert(5)	62	Director	2008

(1)	Son of Edgar M. Bronfman.

(2)	Father of Edgar Bronfman, Jr.

(3)	Edgar Bronfman, Jr. informed Vivendi Universal of his intention to lead a consortium to purchase the US assets of Vivendi Universal. As a result, on May 20, 2003, Vivendi Universal, Edgar Bronfman, Jr. and Edgar M. Bronfman mutually agreed to suspend (i) the participation of Edgar M. Bronfman and Edgar Bronfman, Jr. in the board of directors and any committee thereof, (ii) certain provisions of agreements between the Bronfman family and Vivendi Universal and (iii) the employment agreement between Edgar Bronfman, Jr. and a subsidiary of Vivendi Universal. Effective December 3, 2003, both Edgar M. Bronfman and Edgar Bronfman, Jr. resigned from their positions on the board of directors and any committee thereof, and Edgar Bronfman, Jr.’s employment with Vivendi Universal was terminated (for more information see “— Additional Arrangements with Edgar M. Bronfman and Edgar Bronfman, Jr.”).

(4)	Under French law, this director is not considered independent.

(5)	Appointed to the board of directors on May 6, 2004.

     Other than those described in the footnotes above, there are no familial relationships among our directors and executive officers.

Biographies

      Jean-René Fourtou was appointed to the board of directors of Vivendi Universal in July 2002 and has since served as Chairman and Chief Executive Officer of Vivendi Universal. He is Chairman of the supervisory board of Canal+ Group and a member of the supervisory boards of AXA and Aventis. Mr. Fourtou is currently a director of AXA Financial Inc., The Equitable Life Assurance Society of the US and Cap Gemini and is a member of the Executive Committee of AXA Millésimes SAS, among others. He also serves as President of the International Chamber of Commerce. From December 1999 to May 2002, Mr. Fourtou carried out the functions of Vice-Chairman and Chief Executive Officer of Aventis. Since that date, he has been Honorary Chairman of Aventis and Vice-Chairman of the supervisory board.

      Edgar Bronfman, Jr. was appointed to the board of directors of Vivendi Universal in 2000, serving as Vice-Chairman of the board. Effective December 3, 2003, Mr. Bronfman resigned from the board of directors and all committee(s) thereof after such positions had been suspended by mutual agreement with Vivendi Universal on May 20, 2003, when he informed Vivendi Universal of his intention to lead a consortium to purchase US assets of Vivendi Universal. He is Chairman and Chief Executive Officer of Warner Music Group, Chief Executive Officer of Lexa Partners LLC and a partner of Accretive Technologies LLC. He is also a director of IAC, A&G Group Limited, Equitant Inc., Fandago and NewRoads, and a member of the Board of The New York University Medical Center and the Board of Governors of The Joseph H. Lauder Institute of Management & International Studies at the University of Pennsylvania. Prior to December 2000, he had been President and Chief Executive Officer of The Seagram Company Ltd., a post he had held since June 1994, and from 1989 to June 1994 he was President and Chief Operating Officer of Seagram.

      Claude Bébéar was appointed to the board of directors of Vivendi Universal in July 2002. He currently serves as Chairman of the supervisory board of the AXA Group and Chairman and Chief Executive Officer of FINAXA. From 1982 to 2000, Mr. Bébéar served as Chairman and Chief Executive Officer of Mutuelles Unies, which became AXA in 1984. Mr. Bébéar established and presides over the Institut du Mécénat de Solidarité, an organization with a humanitarian and social vocation, as well as the Institut Montaigne, an independent political think tank. He is also a director of BNP Paribas and various AXA Group subsidiaries.

      Gérard Brémond was appointed to the board of directors of Vivendi Universal in January 2003. He currently serves as Chairman and Chief Executive Officer of Pierre et Vacances S.A. He also serves as Chairman or director of several Pierre et Vacances Group companies; director of Groupe Maeva SA; Chairman and Chief Executive Officer of SA Société Investissement Touristique et Immobilier and GB Développement and as Chairman of Pont Royal S.A. among others.

      Edgar M. Bronfman was appointed to the board of directors of Vivendi Universal in December 2000. Effective December 3, 2003, Mr. Bronfman resigned from his position on the board of directors after such position was suspended by mutual agreement with Vivendi Universal on May 20, 2003, when Edgar Bronfman, Jr. informed Vivendi Universal of his intention to lead a consortium to purchase US assets of Vivendi Universal. Mr. Bronfman is currently Chairman of the World Jewish Congress, the World Jewish Restitution Organization and World Jewish Campus Life (Hillel). The Universities of Rochester and New York, the Hebrew University of Jerusalem, the A. B. Freeman School of Business at Tulane University, Williams College and Pace University have all awarded him various honorary degrees in the arts, business and philosophy. He received the Presidential Medal of Freedom, the highest American civil award, from President Clinton, and he is also a Chevalier de la Légion d’Honneur. Mr. Bronfman serves as Chairman of the Presidential Advisory Commission on Holocaust Assets in the United States, the Samuel Bronfman Foundation, Inc. and the Anti-Defamation League. He is also a director of the American Society for Technion and the Weizmann Institute of Science. He is also a member of the Council on Foreign Relations, the Foreign Policy Association and the Museum of Jewish Heritage. He is the former Chairman of The Seagram Company Ltd.

      Bertrand Collomb was appointed to the board of directors of Vivendi Universal in January 2003. He currently serves as Chairman and Chief Executive Officer of the Lafarge Group. He is also Chairman of the Association Française des Entreprises Privées (AFEP) and, on December 10, 2001, was elected to the Académie des Sciences Morales et Politiques. Mr. Collomb is a director of TotalFinalElf, Atco and advisory director of Unilever plc. He is also a member of the supervisory board of Allianz.

      Fernando Falcó y Fernández de Córdova was appointed to the board of directors of Vivendi Universal in September 2002. He served as Chairman of the Organization and the Syndicate of Riesgos del Tiétar, Chairman of the Group Vins René Barbier — Conde de Caralt et Segura Viudas and Vice-Chairman of the Banco de Extremadura, as well as a member of the boards of directors of various companies. He served as Chairman of the Real Automóvil Club de España until November 14, 2002. He was also a member of the Higher Council for Traffic and Road Safety (Ministry of the Interior) and participates in the Group for Urban Mobility (Madrid). Until 2002, he served as Vice-Chairman of the World Council for Tourism and Motoring of the FIA, whose head office is in Paris. In June 1998, he was appointed Chairman of the Alliance

Internationale de Tourisme based in Geneva, a function he carried out until 2001. He is a member of the Regional Council of the ASEPEYO of Madrid. He currently serves as director and member of the Executive Committee of Cementos Portland Valderrivas and as director of Fomento de Construcciones y Contratas (FCC) and Vinexco Espagne. He is also Chairman of the Committee of the Organizador del Salon International des Automóvil de Madrid; director and Vice-Chairman of the Executive and Audit Committees of Sogecable; and Vice-Chairman of Digital+.

      Paul Fribourg was appointed to the board of directors of Vivendi Universal in January 2003. He currently serves as Chairman and Chief Executive Officer of the ContiGroup Companies (formerly Continental Grain Company). He is a member of the Council on Foreign Relations, and a director of the Appeal of Conscience Foundation. He is also a director of Park East Synagogue, The Browning School, New York University, Nightingale-Bamford School, America-China Society, Loews Corporation, Appeal of Conscience Foundation, The Lauder Institute/ Wharton Business School and Wyndham International, JP Morgan National Advisory Board, Endeavor Global, Inc. and Harvard Business School.

      Gabriel Hawawini was appointed to the board of directors of Vivendi Universal in May 2003. He is The Henry Grunfeld Professor of Investment Banking of INSEAD in Fontainebleau, France, where he also currently serves as Dean. His previous appointments include the deanship of the school’s development campaign (1998 — 2000), the deanship of the Doctoral Program (1998 — 1999), the directorship of the Euro-Asia Centre (1988 — 1994), the Yamaichi Professorship in Finance (1989 — 1994), and the coordination of the Finance Area (1985 — 1987 and 1996 — 1999). Trained in France as a chemical engineer (University of Toulouse), he received his doctorate in economics and finance from New York University in 1977. Before joining INSEAD, he taught at New York University and Columbia University (1974-1982).

      Gerard Kleisterlee was appointed to the board of directors of Vivendi Universal in July 2002. Since April 30, 2001, he has been Chairman and Chief Executive Officer of the Royal Philips Electronics Group and Chairman of the Executive Committee. In 1981, he was appointed General Manager of the Group’s Professional Audio Systems division (today a division of Consumer Electronics). In 1996, he became Chairman of Philips Taiwan and Regional Manager of Philips Components for the Asia Pacific region. From September 1997 to June 1998, he was also in charge of the group’s activities in China. Finally, from January 1999 to September 2000, he was Chairman and Chief Executive Officer of Philips Components. Mr. Kleisterlee is also Chairman of the supervisory board of The Technical University in Eindhoven.

      Marie-Josée Kravis was appointed to the board of directors of Vivendi Universal in April 2001. Ms. Kravis has also served as director of USAi since March 2001. Ms. Kravis is an economist specializing in the analysis of government policies and strategic plans; and is a lead writer on economic analyses for the “National Post,” a Canadian newspaper. In 1994, she was made a Senior Fellow of the Hudson Institute. Ms. Kravis is a director of The Ford Motor Company, as well as a member of the board of trustees of The Hudson Institute, The Museum of Modern Art and The Institute for Advanced Study. She is also Senior Fellow of the Council on Foreign Relations and a member of the US Secretary of Energy’s Advisory Board.

      Henri Lachmann was appointed to the board of directors of Vivendi Universal in 2000. He currently serves as Chairman and Chief Executive Officer of Schneider Electric S.A. He is also a member of the supervisory board of AXA Group and director of various AXA subsidiaries. Mr. Lachmann is a director of various companies of FINAXA and ANSA, a member of the supervisory board of Norbert Dentressangle Group, and a member of the Strategy Committee of L’Institut de l’entreprise.

      Pierre Rodocanachi was appointed to the board of directors of Vivendi Universal in May 2004. Mr. Rodocanachi is the Chairman of the Advisory Board of Booz Allen Hamilton, a global strategy and technology consulting firm. He joined the group in 1973 and in 1979 became the CEO of the French division. In 1987, he was appointed Senior Vice President, member of the Strategic Committee and the Operations Committee of Booz Allen Hamilton Inc., and manager of the group’s Southern European activities. Before joining Booz Allen Hamilton, Mr. Rodocanachi began his career as a researcher in solids physics at the Centre National des Recherches Scientifiques (CNRS). Then, for five years, he managed the planning department of the General Delegation for Scientific and Technical Research (DGRST). From 1969 to 1971, he served as a technical consultant for the Ministry of Industry and, from 1971 to 1973, was the Deputy Director for the

French Agency for Innovation (ANVAR). Mr. Rodocanachi is a director of the American Chamber of Commerce in France (President from 1997-2000), the Aspen France Institute, and the Institut du Mécénat de Solidarité (Treasurer). He is also a member of the French Olympic Medals Associations, a Chevalier of the Legion of Honor, and a recipient of the National Order of Merit.

      Karel Van Miert was appointed to the board of directors of Vivendi Universal in May 2004. Mr. Van Miert, a Belgian citizen, is a former Vice President of the European Commission, and a former President of Nyenrode University in The Netherlands. From 1968 to 1970, he worked for the Belgian National Scientific Research Fund, and was a part-time lecturer on European institutions at Vrije University in Brussels. After starting his political career with the Belgian Socialist Party in 1976, he chaired the Socialist Party from 1978 to 1988. He also became Vice Chairman of the Confederation of European Social Democratic Parties in 1978. From 1986 to 1992 Karel Van Miert was Vice President of the Socialist International. He was a member of the European Parliament from 1979 to 1985, and then took a seat in the Belgian Chamber of Representatives. In 1989, Mr. Van Miert was appointed a member of the European Commission responsible for transport, credit, investment and consumer policies. In 1992, he also assumed interim responsibility for environmental policies. As Vice Chairman of the European Commission, Mr. Van Miert was responsible for competition policy from 1993 to 1999. In 2003, he chaired the European Union High Level Group on Trans-European Transport Networks. Mr. Van Miert still teaches European competition policy and has written extensively on European integration.

Senior Executives

General

      The table below shows the names of our senior executives and members of the executive committee, their ages, current positions and principal responsibilities:

Name	Age	Positions and Responsibilities

Jean-René Fourtou	65	Chairman and Chief Executive Officer
Jean-Bernard Lévy	49	Chief Operating Officer
Jacques Espinasse	61	Senior Executive Vice President and Chief Financial Officer
Robert de Metz	52	Senior Executive Vice President, Divestitures, Mergers and Acquisitions
Andrew J. Kaslow(1)	54	Senior Executive Vice President, Human Resources
René Pénisson(2)(3)	62	Senior Executive Vice President, Human Resources, Advisor to the Chairman and Chairman of VU Games
Jean-François Dubos	59	Executive Vice President and General Counsel
Michel Bourgeois	54	Executive Vice President, Corporate Communications
Hubert Joly(4)	44	Executive Vice President, Monitoring of US Assets, and Deputy Chief Financial Officer
Régis Turrini	45	Executive Vice President Divestitures, Mergers and Acquisitions

(1)	Mr. Kaslow’s employment was terminated on March 31, 2004.

(2)	Mr. Pénisson assumed his responsibilities as Chairman of VU Games on January 12, 2004.

(3)	Mr. Pénisson assumed his responsibilities in Human Resources as of April 2004.

(4)	Mr. Joly’s resignation will take effect on June 30, 2004.

Biographies

      Biographies of all Senior Executives are set forth below. The biography for Jean-René Fourtou is provided under “— The Board of Directors — Biographies.”

      Jean-Bernard Lévy was appointed Chief Operating Officer of Vivendi Universal in August 2002. From 1998 to 2002, he was Managing Partner, Corporate Finance, of the French equities broker Oddo Pinatton. Mr. Lévy was also Chairman and Chief Executive Officer of Matra Communication from 1995 to 1998. From 1993 to 1994, he was Chief of Staff to the French Minister for Industry, Post Office, Telecommunications and Foreign Trade, Mr. Gérard Longuet. From 1988 to 1993, he was General Manager, Communication Satellites, of Matra Marconi Space. From 1986 to 1988, he acted as Technical Adviser to the French Minister for Post Office and Telecommunications, Mr. Gérard Longuet, and from 1982 to 1986, served as Vice President, Human Resources Corporate Headquarters Department of France Telecom.

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

      Robert de Metz was appointed Senior Executive Vice President, Divestitures, Mergers and Acquisitions of Vivendi Universal in September 2002. He previously worked as a fund manager. He was a member of the executive board of directors of Paribas from 1997 to 2000, where his main responsibilities included the execution of mergers and acquisitions.

      Andrew J. Kaslow was appointed Senior Executive Vice President of Human Resources for Vivendi Universal in January 2002. Mr. Kaslow’s employment was terminated on March 31, 2004. Previously, Mr. Kaslow was Senior Vice President, People Development, of AOL Time Warner, and Senior Vice President, Human Resources, of Time Warner Inc., appointed to that position in January 1999. Prior to joining Time Warner Inc., he was Senior Vice President of Human Resources at Becton Dickinson and Company, a global medical devices and diagnostics company. From 1993 to 1996, Mr. Kaslow was Vice President of Human Resources at Pepsico Inc. Mr. Kaslow serves on the board of directors of New Jersey Public Broadcasting (NJN), Newark Public Radio (WBGO-FM), Ramapo College and the Labor Policy Association (LPA).

      René Pénisson was appointed Senior Executive President Human Resources in April 2004, and Chairman of VU Games in January 2004. Prior to these positions, Mr. Pénisson served as Adviser to the Chairman and Chief Executive Officer, Social Relations and Organization of Vivendi Universal in September 2002. From 1999 to 2002 he was a member of the Executive Committee of Aventis; Senior Executive Vice President, Human Resources of Aventis and Chairman of Aventis Animal Nutrition and of RP Industrialization. From 1997 to 1999, he served as member of the Executive Committee of Rhône Poulenc S.A. From 1982 to 1997, Mr. Pénisson was Executive Vice President, Basic Chemicals Division of Rhône Poulenc; Chief Operating Officer of Rhône Poulenc Chimie and Senior Executive Vice President, Human Resources of the Rhône Poulenc Group.

      Jean-François Dubos is Executive Vice President and General Counsel of Vivendi Universal. In this capacity, Mr. Dubos is responsible for managing the group’s legal and administrative services departments. He is also a member of the French Administrative Supreme Court (Maître des Requêtes au Conseil d’Etat), currently on temporary leave. Mr. Dubos joined Compagnie Générale des Eaux, the predecessor of Vivendi Universal, as deputy to the Chief Executive Officer in 1991, and since 1994, has held the position of General Counsel. From 1993 to 1999, he was the Chief Executive Officer of the group’s subsidiary Carrousel du Louvre. From 1984 to 1991, while a full-time member of the French Administrative Supreme Court (Conseil d’Etat), he worked on a wide range of matters, including education, interior affairs, urban planning, historical preservation and codification of laws. From 1981 to 1984, he was co-head of the cabinet of the French Ministry of Defense. Mr. Dubos currently serves on the board of directors of two of our subsidiaries, Fomento de Construcciones y Contratas and Portland Valderrivas, and several water distribution companies (e.g., Société des Eaux de Melun and Mediterranea de Aguas), as well as on the supervisory board of Groupe Canal+ S.A.

      Michel Bourgeois was appointed Executive Vice President Corporate Communications of Vivendi Universal in September 2002. In this position, he is responsible for corporate communications, internal communications, media, public relations and public affairs. From 2000 to 2002, Mr. Bourgeois was Executive Vice President Corporate Communications, France, of the pharmaceuticals company Aventis. Mr. Bourgeois previously held successive positions at Rhône Poulenc from 1987 to 2000, in Media Relations, Corporate Communications and was Adviser to the Chairman, Jean-René Fourtou, from 1995 to 2000.

      Hubert Joly was appointed Executive Vice President, Monitoring of US Assets in August 2002 and Deputy Chief Financial Officer in April 2003. Prior to this, Mr. Joly was Executive Vice President and Group Chief Information Officer of Vivendi Universal from November 2001 to November 2002. From December 2000 to October 2001, Mr. Joly was responsible for the integration of Vivendi Universal’s North American activities. Mr. Joly resigned from his position, effective June 30, 2004. Between July 1999 and June 2001, Mr. Joly was Chief Executive Officer of Havas Interactive, known today as Vivendi Universal Games, Vivendi Universal’s interactive entertainment and educational software publishing division. Prior to joining Havas Interactive, Hubert Joly served as Vice President of Electronic Data Systems (EDS) Europe and Chairman and Chief Executive Officer of EDS France. Previously, he spent 12 years at McKinsey & Company, Inc. in San Francisco, New York and Paris, specializing in high technology.

      Régis Turrini was appointed Executive Vice President of Vivendi Universal, in charge of divestitures, mergers and acquisitions in January 2003. He reports to Robert de Metz, Senior Executive Vice President of Vivendi Universal. Mr. Turrini is an attorney admitted to the Paris bar, and a graduate of the Paris Institute of Political Sciences and ENA. He began his career as a judge to the court dealing with disputes in the French civil service. He then joined law firms Cleary Gottlieb Steen & Hamilton (from 1989 to 1992), followed by Jeantet & Associés (from 1992 to 1995), as a corporate lawyer. In 1995, Mr. Turrini joined the investment bank ARJIL & Associés (Lagardère group) as executive director. He was then appointed managing director and, from 2000, managing partner.

Board Practices

      Under our statuts, as modified in accordance with the provisions of the French New Economic Regulations Act and approved at the Shareholders’ Meeting held on April 24, 2002, Vivendi Universal is managed by a board of directors composed of no less than three members and no more than 18 members. The Board currently consists of 12 members. Under our statuts, shareholders elect board members for four year renewable terms.

Board’s Jurisdiction

      The Board reviews, among other things: strategic agreements and directions; new business acquisitions, asset divestitures and activities that could significantly affect earnings; the annual, half-yearly and quarterly financial statements and the Audit Committee’s report; and material agreements entered into and, at the Audit Committee’s suggestion, the accounting methods used.

      Based on the recommendation of the Human Resources Committee, the Board determines the compensation of senior executives.

Corporate Governance

      Vivendi Universal seeks to apply the highest international standards of corporate governance and, through the Disclosure Committee, is implementing the new rules and procedures imposed by the US Sarbanes-Oxley Act (the Sarbanes-Oxley Act). Vivendi Universal’s board of directors has therefore taken the following actions: increased the number of committees, drawn from the board of directors, to four (the Audit Committee, the Human Resources Committee, the Strategy and Finance Committee and the Corporate Governance Committee); created a special Disclosure Committee to ensure accuracy of publicly disclosed information; adopted an internal charter governing the operation of the board of directors; created Internet voting and retransmission of general meetings; suppressed the double voting rights in order to assure equality of shareholder rights; eliminated the policy of issuing stock in the event of a takeover bid; [shortened the length of time securities need to be blocked for the exercise of voting rights]; suppressed the proportioning of voting rights at the general shareholders meeting upon voting participation quorum of 60%; shortened directors’ terms to four years; and provided for the appointment of an employee director when employee participation in the share capital reaches 3%.

Board Committees

Creation and Functioning of Committees — Common Attributes

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

      Committee members shall be appointed by the board and cannot appoint proxies. Unless otherwise decided by the board, the committee members’ terms shall be the same as their respective directors’ terms, and shall be renewable. The board shall appoint a chairman for each committee, who shall preside over the committee for the duration of his or her mandate as a committee member. The committee chairman or one of its members shall report upon the committee’s work to the board at its next scheduled meeting. Each committee will set forth its own charter, which has to be approved by the board, pursuant to the provisions of the board’s internal charter. Each committee shall meet upon being convened by its chairman and shall set its own meeting schedule. Committee meetings may also be held by telephone conference or videoconference. The chairman of each committee shall draw up the agenda of the meetings and shall preside over the committee’s deliberations. Minutes of each meeting shall be drawn up by the Secretary of the board, who shall attend the meetings of each of the board committees.

      In addition to the permanent committees, the board may decide to form ad hoc committees, for a limited term, with regard to certain exceptional transactions or assignments.

Audit Committee

Composition

      The Audit Committee shall be comprised of at least three directors, all of whom must be independent and must have finance or accounting skills. At least one member shall be a financial expert (as defined in the Sarbanes-Oxley Act), with a thorough understanding of accounting standards, as well as practical experience in the preparation of financial statements and the application of prevailing accounting regulations. The current members are Henri Lachmann (Chairman), Paul Fribourg, Pierre Rodocanachi and Gabriel Hawawini. On May 6, 2004, Paul Fribourg and Pierre Rodocanachi replaced Messrs. Brémond and Falcó as members of the Audit Committee.

Functions

      The mission of the Audit Committee is to prepare the board’s decisions, and to render its recommendations or issue its opinions with regard to accounting procedures, particularly in the following areas: review of Vivendi Universal’s accounts and consolidated annual, semi-annual and quarterly accounts before they are presented to the board; coherence and effectiveness of Vivendi Universal’s internal control measures, including issuance of an opinion in the annual report regarding the Compliance Program; follow-up of the mandates accorded to the external and internal auditors and review of the conclusions of their audits; accounting methods and principles, specifically, the activities to be included within Vivendi Universal’s consolidated accounts; Vivendi Universal’s off-balance-sheet risks and commitments; procedures for selecting Vivendi Universal’s statutory auditor, including issuance of an opinion regarding such auditor’s fees and verification of compliance with rules ensuring such auditor’s independence; and mode of selection of the statutory auditors, specifically regarding fees and regulatory compliance.

      The Audit Committee shall meet at least four times a year and at any other time that Vivendi Universal requires. For the purpose of carrying out its tasks, the committee may, with no executive directors present, meet with the statutory auditors and the members of Vivendi Universal’s management responsible for preparing financial statements and conducting internal audits, including the Chief Financial Officer, the Chief Accounting Officer and the Treasurer.

      With respect to internal audit and risk management, the committee shall review the most significant off-balance-sheet commitments, meet with the Director of Internal Audit, render its opinion on the organization of, and work performed by, the internal audit department. The Audit Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.

      The committee shall review Vivendi Universal’s financial statements no less than two days before the presentation of the statements to the board. The committee shall receive a memorandum from the statutory auditors summarizing the results and the accounting options adopted, and a memorandum from the Chief Financial Officer describing the exposure to off-balance-sheet risks and commitments. The statutory auditors shall be present at the meetings of the Audit Committee at which Vivendi Universal’s accounts are reviewed.

Strategy and Finance Committee

Composition

      The Strategy and Finance Committee shall be comprised of at least four non-executive directors. The current members are Claude Bébéar (Chairman), Gerard Kleisterlee, Karel Van Miert and Gérard Brémond. On May 6, 2004, Karel Van Miert replaced Mr. Fribourg as member of this committee. Edgar Bronfman, Jr. was also a member until he resigned from Vivendi Universal’s board of directors and any committee thereof on December 2, 2003 (following his mutual agreement with Vivendi Universal on May 20, 2003 to suspend his participation in the board of directors and any committee thereof due to his announcement of his intention to lead a consortium to purchase American assets of Vivendi Universal).

Functions

      Its mission is to prepare the board’s decisions, and to render its recommendations or opinions with regard to the following areas: Vivendi Universal’s strategic direction; acquisitions and sales of a sizeable nature; strategic joint ventures and/or industry and financial cooperation agreements; sizeable internal restructuring operations; transactions falling outside Vivendi Universal’s announced strategy; and the liquidity and debt situation of Vivendi Universal.

      The Strategy and Finance Committee shall meet at least four times a year and at any other time that Vivendi Universal requires. For the purpose of carrying out its tasks, the committee may, with no executive directors present, meet with the members of Vivendi Universal’s management responsible for preparing financial statements and conducting internal audits, including the Chief Financial Officer, the Chief Accounting Officer and the Treasurer. The Strategy and Finance Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.

Human Resources Committee

Composition

      The Human Resources Committee shall be comprised of at least three directors, a majority of whom must be independent and none of whom shall be an insider director. The current members are Marie-Josée

Kravis (Chairperson), Bertrand Collomb and Paul Fribourg; with Mr. Falcó becoming the new member as of May 6, 2004.

Functions

      The mission of the Human Resources Committee shall be to prepare the board’s decisions and issue its recommendations with regard to the following matters: compensation of the Chief Executive Officer and executive management and, in particular, determination of the variable component of their compensation; analysis of the alignment of the method of determining the variable component of their compensation with (i) the evaluation carried out annually, as the case may be, of their performance, and (ii) the implementation of Vivendi Universal’s medium-term strategy; allocation of options to subscribe for or purchase shares (“stock options”) to the executive directors, principal executives and management teams of Vivendi Universal and its group; allocation and modes of payment of directors’ fees; remuneration of its principal executives; issuance of an opinion with regard to liability coverage and complementary retirement packages for Vivendi Universal’s officers and directors; and oversight of, and issuance of an opinion with regard to, the recruitment of management personnel.

      The Human Resources Committee shall meet at least three times a year and at any other time that Vivendi Universal requires. The Human Resources Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.

Corporate Governance Committee

Composition

      The Corporate Governance Committee shall be comprised of at least three non-executive directors. The current members are Claude Bébéar (Chairman), Marie-Josée Kravis and Bertrand Collomb; with Mr. Falcó joining as a new member as of May 6, 2004. Edgar Bronfman, Jr. served as Co-Chairman with Claude Bébéar until Mr. Bronfman resigned from Vivendi Universal’s board of directors and any committee thereof on December 2, 2003 (following his mutual agreement with Vivendi Universal on May 20, 2003 to suspend his participation in the board of directors and any committee thereof due to his announcement of his intention to lead a consortium to purchase American assets of Vivendi Universal).

Functions

      The mission of the Corporate Governance Committee shall be to prepare the board’s resolutions and give its recommendations regarding: candidates for directorship and composition and functions of the board committees; criteria of independence with respect to directors; succession plan with regard to the Chairman; organization and functioning of the board; preparation of the annual meeting concerning the evaluation of the Chief Executive Officer; review of national and international practices in the field of corporate governance; and recommendations regarding Vivendi Universal’s corporate governance measures.

      The Corporate Governance Committee shall meet at least three times a year. The Corporate Governance Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.

Compensation

      The board establishes compensation for officers, upon recommendation by the Human Resources Committee, and for directors, upon recommendation by the Corporate Governance Committee. Such compensation may be comprised of both a fixed and a variable component.

Compensation of Directors

      For a full year, each director receives director’s fees of €50,000 (€25,000 of which is fixed; and €25,000 of which is variable, depending on actual presence at board meetings). This amount is increased by €4,500 for each committee meeting attended, with €9,000 for committee presidents.

      Director’s fees paid in 2003 were as follows:

(In euros)

Current members of the Board of Directors
Mr. Jean-René Fourtou(1)	0
Mr. Claude Bébéar	118,791.67
Mr. Gérard Brémond	64,500.00
Mr. Bertrand Collomb	71,416.67
Mr. Fernando Falcó	88,750.00
Mr. Paul Fribourg	80,416.67
Mr. Gabriel Hawawini	20,458.33
Mr. Gerard Kleisterlee	55,645.83
Mrs. Marie-Josée Kravis	114,291.67
Mr. Henri Lachmann	125,000.00
Former Directors who held a mandate in 2003
Mr. Edgar Bronfman, Jr.	76,875.00
Mr. Edgar M. Bronfman	27,083.33
Mr. Dominique Hoenn	46,083.34

Total	889,312.51

(1)	Mr. Fourtou waived the payment of his director’s fees for year 2003.

     Upon recommendation of the Human Resources Committee, the board of directors decided on September 25, 2002 to modify the distribution of director’s fees, decreed at its meeting on December 11, 2000. As of the fourth quarter of 2002, payment of director’s fees to members of the board of directors and the committees shall be made depending on their actual presence at meetings and on the specific assignments executed.

Additional Arrangements with Edgar M. Bronfman and Edgar Bronfman, Jr.

      In connection with Edgar M. Bronfman’s retirement from executive positions with Vivendi Universal and its affiliates effective December 31, 2001, Vivendi Universal agreed to provide Mr. Bronfman with office space, the services of an assistant and a driver, and the use of a Vivendi Universal leased vehicle in New York City until December 2011.

Edgar Bronfman, Jr.’s Employment Arrangement

      Pursuant to an employment agreement with Vivendi Universal U.S. Holding Co. (Vivendi Universal US), dated September 25, 2002 (the Agreement), Edgar Bronfman, Jr. served as an executive employee and advisor to the Chief Executive Officer of Vivendi Universal US, with regard to the US entertainment business of Vivendi Universal US and its US affiliates. Under the Agreement, Mr. Bronfman’s salary was $1,000,000. Effective May 21, 2003, Mr. Bronfman’s services as an employee and as a director of Vivendi Universal were suspended due to his intention to lead a consortium of purchasers for the acquisition of Vivendi Universal’s US entertainment business. Effective December 3, 2003, Mr. Bronfman resigned, thereby terminating the Agreement. In 2003, Mr. Bronfman’s gross wages totaled $416,666.73.

      Following the completion of the Merger Transactions, Vivendi Universal assumed the US pension plan obligations applicable to former Seagram senior executives. As a result, in 2003, Vivendi Universal paid Edgar Bronfman, Jr. a retirement pension of $1,926,269.52.

Compensation of Chairman and Chief Executive Officer

      On the recommendation of the Human Resources Committee, the remuneration of the Chairman and Chief Executive Officer for 2003 is composed of the following elements: annual fixed salary: €1 million; bonus target 150% (maximum: 250%); options: 1,500,000 stock options without discount; retirement: 2.5% of the target compensation per year of service as Chairman and Chief Executive Officer, with a cash exit. In 2003, Mr. Jean-René Fourtou, Chairman and Chief Executive Officer, received from Vivendi Universal a gross remuneration of €2,256,220, including fringe benefits. Mr. Jean-René Fourtou holds 193,959 Vivendi Universal shares. He waived his fees as a director of Vivendi Universal and as a director and member of the supervisory board of its subsidiaries, controlled within the meaning of article 233-16 of the French commercial code.

Compensation of Executive Officers

      On September 25, 2002, the board of directors ratified the decision taken by the general management of Vivendi Universal, upon the advice of its lawyers, to refuse a severance package to Mr. Jean-Marie Messier (Chairman and Chief Executive Officer until July 1, 2002) and terminate his fringe benefits. The board of directors granted discretion to its Chairman to decide whether to initiate a proceeding or opt for arbitration proceedings. Pursuant to an arbitration agreement on October 31, 2002, the dispute related to this denial was submitted to an arbitration tribunal constituted on January 17, 2003, under the aegis of the American Arbitration Association in New York and composed of three arbitrators.

      On June 27, 2003, the arbitration tribunal issued its award. It denied Vivendi Universal’s claim that Mr. Messier’s “U.S. Termination Agreement” be voided. The arbitration tribunal ordered Vivendi Universal to pay Mr. Messier the aggregate amount of €20.5 million provided for in this agreement, less the portion of Mr. Messier’s compensation that had been paid to him during the third quarter of 2002, for which Vivendi Universal asked to be reimbursed. The arbitration tribunal also denied Vivendi Universal’s claim for the repayment of the unpaid rent and charges of Mr. Messier’s New York apartment.

Compensation of Senior Executives

      Vivendi Universal’s ten most highly compensated senior executives earned an aggregate of €18,748 million (including benefits in-kind), for the fiscal year 2003. In addition, the top ten compensation packages (including benefits in-kind) paid by Vivendi Universal for its senior executives in the group, including nine US senior executives totaled €60,823 million, for the fiscal year 2003.

Loans and Guarantees Granted to Directors or Members of General Management

      Vivendi Universal has not granted or agreed to any loan or guarantee for the benefit of members of the board of directors nor members of senior management.

Employees

      The number of Vivendi Universal employees on December 31, 2003, was approximately 55,451. The table below shows a breakdown of employees by business segments as of the end of the period specified:

	Number of	Number of	Number of
	employees in 2003	employees in 2002	employees in 2001

Canal+ Group	4,798	7,541	7,294
UMG	10,849	11,754	12,017
VU Games	1,985	2,074	2,466
VUE	14,187	14,605	12,630
SFR Cegetel Group(a)	9,036	10,882	15,528
Maroc Telecom	12,145	13,493	14,495
Other(b)	2,451	1,466	317,074

Total	55,451	61,815	381,504

(a)	In 2001 and 2002, including VTI; in 2003, excluding Télécom Développement.

(b)	For 2001, VUP, VU Net, Corporate and Veolia Environnement; for 2002, VU Net and Corporate; for 2003, VU Net, VTI, Corporate and Atica & Scipione.

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

The Governance Agreement

      We are a party to a governance agreement with certain former Seagram shareholders that are members or affiliates of the Bronfman family (the Bronfman Shareholders) entered into December 2000. In addition to the provisions described below, the governance agreement restricts the transfer of Vivendi Universal shares held by the Bronfman Shareholders and contains other provisions relating to the ownership, holding, transfer and registration of our shares.

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

      As a result of Edgar Bronfman, Jr. informing Vivendi Universal of his intention to lead a consortium to purchase US assets of Vivendi Universal, on May 20, 2003, Vivendi Universal, Edgar Bronfman, Jr. and Edgar M. Bronfman mutually agreed to suspend the participation of Edgar M. Bronfman and Edgar Bronfman, Jr. on the board of directors and any committee thereof. Also, as of May 20, 2003, Vivendi Universal suspended certain provisions of the governance agreement, thereby allowing the Bronfman Shareholders to make a bid to purchase US assets of Vivendi Universal. Effective December 3, 2003, both Messrs. Bronfman resigned from their positions on the board of directors and any committee thereof.

Designees to our Board of Directors

      Under the governance agreement, Vivendi Universal has elected, and is required to use best efforts, to cause the continuation for a four-year term on its board of directors of five former members of Seagram’s board of directors or their replacements. Two of the designees who are parties to the governance agreement (Edgar M. Bronfman and Edgar Bronfman, Jr.) resigned from their positions effective December 3, 2003, thereby rendering all five seats vacant.

      Following the expiration of the initial four-year period, and for so long as the Bronfman Shareholders continue beneficially to own the applicable percentage of the number of Vivendi Universal voting securities owned by them immediately following the effective time of the arrangement, we will use our best efforts to cause the election of the number of individuals designated by the Bronfman Shareholders indicated below:

Number of
Bronfman
Percentage of Initial Investment	Designees

more than 75%	3
more than 50% but less than or equal to 75%	2
more than 25% but less than or equal to 50%	1

      After the initial four-year term, the re-appointment of the non-Bronfman designees will be at our discretion.

Designees to the Committees of our Board of Directors

      For as long as either (i) the Bronfman Shareholders have the right to designate at least two members of Vivendi Universal’s board of directors or (ii) the Bronfman Shareholders are collectively the largest holders of Vivendi Universal voting securities other than Vivendi Universal and its affiliates, we must: appoint and maintain designees of the Bronfman Shareholders as the chairman of the Human Resources Committee and a member of the Audit Committee; cause the chairman of the Human Resources Committee to be appointed and maintained as a member of the nominating committee of our board of directors; cause the Human Resources Committee to be responsible for proposing the nomination of all directors, other than the Bronfman designees; cause a designee of the Bronfman Shareholders to be appointed and maintained as a member of any subsequently formed executive or similar committee, if the failure of the Bronfman Shareholders to participate would be inconsistent with the purposes of the board and committee participation rights described above.

Stock Option Plans

      Since the Merger Transactions, Vivendi Universal has granted stock options to executives and key employees, as well as within its subsidiaries and affiliates, under three stock option plans and one stock subscription option plan. With the exception of the Outperformance Plan (SO IV), options granted to US-based executives are options to purchase Vivendi Universal American Depositary Shares (ADS). Executives employed outside of the United States are granted options to purchase Vivendi Universal shares. Vivendi Universal uses several criteria for determining whether and to whom stock options will be granted: his/her degree of responsibility; job performance; recognition and reward to those executives and key employees who have accomplished significant operations; and the potential of the executives.

      Since December 2000, Vivendi Universal has made significant option grants to a select group of executives and key employees in the following manner: 10,886,898 options to purchase ADSs or Vivendi Universal shares, representing 1% of Vivendi Universal’s outstanding share capital, were granted to 3,681 beneficiaries in December 2000, exercisable at a strike price, without discount, of €78.64 or $67.85; 5,200,000 options, representing 0.48% of Vivendi Universal’s outstanding share capital, were granted to a select group (approximately 100) senior executives in December 2000 under the Outperformance Plan (the vesting and exercisability of these stock options are linked to the outperformance of Vivendi Universal against a weighted index media company performance comprised of 60% Media MSCI and 40% Stoxx Media); 13,333,627 options to purchase ADSs, representing 1.23% of Vivendi Universal’s share capital then outstanding, were granted to 2,816 beneficiaries in October 2001, exercisable at a strike price, without discount, of €48.20 or $44.25; 3,619,300 options to purchase ADSs, representing 0.33% of Vivendi Universal’s share capital then outstanding, were granted to 51 beneficiaries in September 2002, exercisable at a strike price of €12.10 or $11.79.

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

      The significant features of the stock option plans and the stock subscription option plan under which we have made option grants are the following:

          SO I (traditional options)

Options granted under SO I have an eight- or ten-year term. These options normally vest over three years from the date of grant in equal one-third amounts, and become exercisable, with respect to the then vested portion of the grant after the second anniversary of the grant date. After the third anniversary of the grant date, the entire grant is vested and exercisable. Employees terminated by Vivendi Universal and its subsidiaries and affiliates retain any options granted under this plan that have vested before their termination date and the plan permits the acceleration of vesting or the extension of the exercise period in connection with an optionholder’s termination of employment upon approval of Vivendi Universal’s Chief Executive Officer (who shall give notice to the Human Resources Committee) and the board of directors. In the event of a bid or tender offer for all or substantially all of the shares of Vivendi Universal, options granted under SO I immediately vest and become exercisable and the underlying shares will be freely transferable without any condition.

          SO II

The options granted under SO II are exercisable from September 18, 2000, to September 17, 2003, at an adjusted unit price of €48.64, and from September 18, 2003 to September 17, 2004, at an adjusted unit price of €52.05.

          SO III

The options granted under SO III vest and become exercisable after a five-year period following May 11, 1999 and remain exercisable until the expiration of the eight-year validity period of the plan. The number of options that can be exercised will be determined based on the performance of Vivendi Universal’s stock vis-à-vis a benchmark price index composed of a basket of indexes (55% Media, 35% Telecoms, 10% Utilities).

          SO IV (over-performance options)

The options granted under SO IV vest and become exercisable after a five-year period following the date of grant and remain exercisable until the expiration of the eight-year validity period of the plan; provided, however, that the vesting of such options will be accelerated based on the performance of Vivendi Universal’s stock price vis-à-vis the movement of the combined index, 60% MSCI and 40% Stoxx Media, as follows:

•	if, after a three-year period, the performance of Vivendi Universal’s stock price exceeds the index performance by 9% or more;

•	if, after a four-year period, the performance of Vivendi Universal’s stock price exceeds the index performance by 12% or more; or

•	if, after a five-year period, the performance of Vivendi Universal’s stock price exceeds the index performance by 15% or more.

In addition, following each of the third, fourth and fifth anniversaries of the date of grant, the vesting of such options will be accelerated after each quarter if the performance of Vivendi Universal’s stock price exceeds the index performance by the percentage required for the period examined, increased by 0.75% per quarter (x% + 0.75% per quarter). In the event of a public offering, the options granted under SO IV will become vested and immediately exercisable and the underlying shares will be freely transferable.

Item 7:	Major Shareholders and Related Party Transactions

Major Shareholder

      To our knowledge, no individual shareholder owns beneficially, or exercises control or direction over, 5% or more of the outstanding Vivendi Universal ordinary shares. There are 14,997,154 (excluding exercisable options) Vivendi Universal ADSs and exchangeable shares held by the Bronfman Shareholders and subject to the governance agreement. The foregoing shares, collectively, represent approximately 1.40% of the voting securities of Vivendi Universal. The information for the Bronfman Shareholders is based on their holdings as of December 31, 2003. The governance agreement is described under “Item 6 — Directors, Senior Management and Employees — The Governance Agreement.”

Related Party Transactions

Claridge Inc.

      For the period January 1, 2001 through December 1, 2001, Claridge Inc. (Claridge) reimbursed Seagram for the use of aircraft owned by such subsidiary in the amount of $26,712. The payment represented Claridge’s pro rata share of the applicable operating expenses of the aircraft. For the same period, and for the period January 1, 2002 through December 31, 2002, Seagram paid or accrued rent and reimbursed expenses to Claridge in the amount of Cdn$133,338 and Cdn$2,090, respectively, for the use by Seagram of office and parking space and secretarial services. The Charles Rosner Bronfman Family Trust, a trust established for the benefit of Charles R. Bronfman and his descendants, owns all the shares of Claridge.

The Andrea & Charles Bronfman Philanthropies, Inc.

      For each year in the three-year period ended December 31, 2003, The Andrea & Charles Bronfman Philanthropies, Inc., a charitable organization, paid or accrued rent and reimbursed Vivendi Universal in the amount of $67,368, $270,007.26 and $269,687.38, respectively, for use by such organization of office space in Vivendi Universal’s offices in New York. Andrea Bronfman and Charles R. Bronfman are directors of The Andrea & Charles Bronfman Philanthropies, Inc.

Frank Alcock

      As of December 21, 2001, we divested the spirits and wine business to which Frank Alcock, Edgar Bronfman, Jr.’s father-in-law, previously had provided consulting services.

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

Acquisition of The Four Seasons Restaurant

      Pursuant to a Stock Purchase Agreement dated as of October 28, 2002, between FS Investments LLC (“FSI”) and Vivendi Universal Holding I Corp. (“VUHI”), an indirect, wholly owned subsidiary of Vivendi Universal, VUHI sold its entire 51% equity interest in Classic Restaurants Corp. (“Classics”), together with certain debt owed by Classics to VUHI, to FSI for approximately $4.3 million in cash. Classics, together with other shareholders, owns The Four Seasons Restaurant in New York City. Edgar Bronfman, Jr., together with his father and other family members, control FSI. This transaction, which closed on May 22, 2003, arose pursuant to agreements governing the terms of Mr. Bronfman’s resignation as Executive Vice Chairman of Vivendi Universal on March 31, 2002. Under those agreements, Mr. Bronfman exercised an option to purchase VUHI’s equity interest in Classics for its fair market value as determined by an independent, expert appraisal.

Employment Arrangement with Edgar Bronfman, Jr.

      Pursuant to an employment agreement with Vivendi Universal U.S. Holding Co. (Vivendi Universal US), dated September 25, 2002 (the Agreement), Edgar Bronfman, Jr. served as an executive employee and advisor to the Chief Executive Officer of Vivendi Universal US, with regard to the US entertainment business of Vivendi Universal US and its US affiliates. Under the Agreement, Mr. Bronfman’s salary was $1,000,000. Effective May 21, 2003, Mr. Bronfman’s services as an employee and as a director of Vivendi Universal were suspended due to his intention to lead a consortium of purchasers for the acquisition of Vivendi Universal’s US entertainment business. Effective December 3, 2003, Mr. Bronfman resigned, thereby terminating the Agreement. In 2003, Mr. Bronfman’s gross wages totaled $416,666.73.

Related Companies

      On August 1, 2001, Vivendi Universal and Cegetel Group opened a cash account in the name of both parties into which Cegetel Group deposited certain excess cash (the amount of which changed over time). Vivendi Universal paid interest on the funds in the account. That agreement, as extended by an amendment dated January 2, 2002, provided that the account would remain open until July 31, 2002, subject to the right of early termination by either party. Vivendi Universal fully repaid the outstanding balance of €720,147,923.30 on July 5, 2002.

      For a description of other transactions with related companies, see “Item 18 — Note 28.”

Item 8.	Litigation

Securities Class Action Litigation

      Commencing on July 18, 2002, a combined total of sixteen separate putative class action suits were filed against Vivendi Universal, Jean-Marie Messier and (in nine cases) Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. In September 2002, the fourteen New York cases were consolidated into In re Vivendi Universal Securities Litigation (Master File No. 02 CV 5571), and co-lead plaintiffs and co-lead counsel were appointed by the Court. In November 2002, the two California cases were transferred to New York and consolidated with the New York litigation.

      On January 7, 2003, the co-lead plaintiffs filed a consolidated class action complaint, alleging violations of the Securities Act of 1933 (the Securities Act) and the Securities Exchange Act of 1934 (the Exchange Act) against Vivendi Universal and Messrs. Messier and Hannezo. The 1933 Act allegations relate to allegedly false and materially misleading statements or omissions in the registration and proxy statements that were issued at the time of the merger transactions involving Vivendi, S.A., Canal Plus, S.A. (“Canal Plus”) and The Seagram Company Limited (“Seagram”). Those false “statements” are primarily alleged to be violations of French or US GAAP which caused the financial statements of Vivendi Universal to be wrong. The Exchange Act allegations relate to allegedly false or materially misleading statements or omissions in certain public statements of the Company, such as press releases and financial statements, which purportedly failed to disclose Vivendi Universal’s true financial condition. Plaintiffs seek damages from all three defendants in an unspecified amount.

      The alleged classes of plaintiffs pleaded in the consolidated complaint include all purchasers of Vivendi Universal’s ADSs and common stock from October 30, 2000, to August 14, 2002, as well as all holders of the common stock of Seagram that was exchanged for Vivendi Universal stock in the merger transactions with Seagram and Canal Plus, and those shareholders of Vivendi Universal or Seagram who were entitled to vote on the merger transactions (excluding certain specified holders). The Court has not yet certified those classes. Vivendi Universal will oppose such certification.

      On November 6, 2003, the Court issued an Opinion and Order granting defendants’ motions to dismiss with respect to plaintiffs’ claims under Sections 11 and 12(a)(2) of the Securities Act (on behalf of purchasers who acquired Vivendi Universal ADSs pursuant to a registration statement on Form F-6 not alleged to be misleading by plaintiffs) and Section 14(a) of the Exchange Act, but otherwise denying defendants’ motions to dismiss. As part of its Opinion and Order, the Court gave plaintiffs leave to replead their claim against Vivendi Universal under Section 14(a) of the Exchange Act. In November 2003, both plaintiffs and defendants filed motions seeking reconsideration of certain aspects of the Court’s Opinion and Order. A decision on those motions remains pending.

      On November 24, 2003, plaintiffs served Vivendi Universal with their First Amended Consolidated Class Action Complaint, containing their repleaded claim under Section 14(a) of the Exchange Act. On April 1, 2004, the Court granted Vivendi Universal’s motion to dismiss plaintiffs’ Section 14(a) claim and denied plaintiffs leave to replead.

      On November 26, 2003, plaintiffs served defendants with their First Request for the Production of Documents. That First Request sought production, inter alia, of Vivendi Universal’s previous document productions to the SEC and the French Autorité des Marchés Financiers (the AMF, formerly, the Commission des Opérations de Bourse) as well as documents produced or collected in the context of the pending French proceedings involving the French public prosecutor’s office and the Association des Petits Porteurs Actifs (APPAC). On January 29, 2004, the Court issued a decision denying in part, and granting in part, plaintiffs’ motion to compel production. Pursuant to that decision, Vivendi Universal is required to produce documents produced to or collected by the SEC, AMF or in the APPAC proceedings only where those documents are responsive to properly particularized document requests served by plaintiffs seeking documents properly relevant to claims or defenses at issue in the securities class action litigation. Vivendi Universal is further required to ask the SEC to produce the transcripts of the depositions conducted by the SEC of current Vivendi Universal employees, which it has done.

      On January 16, 2004, plaintiffs served defendants with their Second Request for the Production of Documents. That request is extremely broad in scope. Following the Court’s April 1, 2004, decision on Vivendi Universal’s motion to dismiss plaintiffs’ Section 14(a) claim, pretrial discovery (including document production) has now commenced in the securities class action litigation.

      We are still in the process of evaluating the merits of plaintiffs’ claims and the quantum of any potential damages exposure. Vivendi Universal disputes plaintiffs’ allegations, and plans to defend vigorously against them.

GAMCO Investors, Inc. Suit

      On August 6, 2003, GAMCO Investors, Inc. (“GAMCO”), an investment advisor and member of the putative class described above, filed its own suit against Vivendi Universal in the United States District Court for the Southern District of New York as GAMCO Investors, Inc. v. Vivendi Universal, S.A. (C.A. No. 03 CV 5911). Plaintiff alleges violation of the Exchange Act, as well as common law fraud and negligent misrepresentation under New York law. By Order dated September 2, 2003, the Court ordered that GAMCO’s suit be consolidated with the shareholder class action litigation for all purposes. Vivendi Universal filed a motion to dismiss GAMCO’s complaint on February 17, 2004. That motion is now fully briefed and a decision on that motion is pending. Vivendi Universal disputes GAMCO’s allegations, and plans to defend vigorously against them.

Liberty Media Corporation Suit

      On March 28, 2003, Liberty Media Corporation and certain of its affiliates filed suit against Vivendi Universal, Universal Studios, Inc. (“Universal Studios”), Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York, captioned Liberty Media Corporation, et al. v. Vivendi Universal, S.A., et al., (No. 03 CV 2175). The complaint arises from the transaction among Vivendi Universal, Universal Studios, USA Networks, Inc., USANi LLC, Liberty Media and Barry Diller that was agreed upon in December 2001 and resulted in the formation of VUE in May 2002. As part of that transaction, Vivendi transferred 37.4 million of its shares to Liberty Media in exchange for equity in USANi LLC and USA Networks, Inc. and Liberty Media’s 27.4% interest in the European cable television company, MultiThématiques.

      The complaint alleges: (1) breach of contract and breach of warranty claims against Vivendi Universal and Universal Studios in connection with certain representations and warranties made by such parties in the Merger Agreement executed with Liberty Media and its affiliates on December 16, 2001; (2) fraud and fraudulent concealment claims against Vivendi Universal and Messrs. Messier and Hannezo based on representations made during the course of negotiation of the transaction; (3) negligent misrepresentation and unjust enrichment claims against all of the defendants; and (4) violations of the Exchange Act against Vivendi Universal and Messrs. Messier and Hannezo. Plaintiffs’ claims are based upon allegedly false or materially misleading statements or omissions by the defendants during the period of March 2001 to June 2002 in certain press releases, conference calls, financial statements and SEC filings, which purportedly failed to disclose Vivendi Universal’s true financial condition, and/or other information allegedly material to investors in its shares. Plaintiffs seek damages from all four defendants in an unspecified amount, as well as equitable and/or injunctive relief.

      While the purported legal bases for the Liberty Media plaintiffs’ claims differ in certain respects, the allegations are based upon substantially the same underlying circumstances and events identified in the securities class action litigation also filed in the United States District Court for the Southern District of New York, as described above. On May 13, 2003, the Court issued an order consolidating, for all pre-trial purposes, the Liberty Media suit with the securities class action litigation.

      Vivendi Universal, Universal Studios, and Messrs. Messier and Hannezo each filed motions to dismiss Liberty Media’s complaint. Following oral argument on those motions on April 1, 2004, the Court granted defendants’ motions in part, and denied those motions in part. The Court confirmed that Liberty Media cannot sue Vivendi Universal for alleged violations of the securities laws that occurred after December 16, 2001, or for alleged extra-contractual representations such as verbal or written statements by defendants or any representation not embodied or referred to in the Merger Agreement. The Court also ruled that Liberty Media’s claims based upon Vivendi Universal’s alleged failure to disclose adequately the sale of certain put options and its stock repurchase program likewise be dismissed. Vivendi Universal and Universal Studios filed their Answer and Defenses to plaintiffs’ claims on June 7, 2004.

      Following the Court’s decision, pretrial discovery will now commence in this litigation, contemporaneously with the securities class action litigation. As in the securities class action litigation, it is not possible at this early stage to predict the outcome and duration of this litigation with any certainty or to quantify any potential damages or the likelihood of any other remedies. Vivendi Universal and Universal Studios dispute plaintiffs’ allegations, believe them to be without merit and plan to defend vigorously against them.

Shareholder Derivative Action

      On September 26, 2002, a “derivative” lawsuit was filed in California state court by Ronald Levine, a holder of Vivendi Universal ADSs, ostensibly on behalf of Vivendi, against certain officers and directors of Vivendi Universal. Plaintiff alleges that, between April 2001 and July 2002, defendants violated California law by causing Vivendi Universal to: (1) make false and misleading statements; and (2) issue false and misleading financial results, each of which artificially inflated the value of Vivendi Universal ADSs. The complaint asserts five causes of action: breach of fiduciary duty; abuse of ability to control and influence Vivendi Universal; gross mismanagement; waste of corporate assets; and violation of California Corporations Code § 25402 (California’s insider trading statute) by Edgar M. Bronfman and Edgar Bronfman, Jr. Plaintiff seeks (1) monetary damages against all named defendants on behalf of Vivendi Universal; (2) equitable and injunctive relief; and (3) costs and fees.

      Vivendi Universal disputes plaintiff’s allegations and it should be expected that Vivendi Universal and the named individual defendants (assuming they can be properly served) will oppose plaintiff’s claims. This action is currently stayed until September 7, 2004.

Investigations by US Authorities

      On December 23, 2003, Vivendi Universal reached a final settlement with the US Securities and Exchange Commission (SEC), which concluded the SEC’s investigation into Vivendi Universal. As part of that settlement, on December 23, 2003, the SEC filed a complaint against Vivendi Universal and Messrs. Messier and Hannezo in the United States District Court for the Southern District of New York, alleging: (1) that defendants issued certain allegedly misleading press releases; (2) that defendants made certain improper adjustments to reserves and other accounts in order to achieve stated EBITDA targets; (3) a failure by Vivendi Universal to disclose the existence of certain commitments and contingencies in its filings with the SEC; and (4) a failure by Vivendi Universal to disclose all material facts concerning its investment in a fund that purchased a two percent interest in Elektrim Telekomunikacja, a Polish telecommunications company. The SEC did not allege that any of Vivendi Universal’s financial statements were false or misleading and did not require Vivendi Universal to restate any of its past financial statements. In a Consent Decree also filed in Court on December 23, 2003, Vivendi Universal agreed, without admitting or denying any liability, (1) not to violate certain specified provisions of the US securities laws in the future; and (2) to deposit $50,000,001 (a civil penalty and a $1 disgorgement) into a “fair fund” established pursuant to Section 308 of the Sarbanes-Oxley Act of 2002. We expect that the “fair fund” will, in due course, be distributed to certain Vivendi Universal shareholders under a plan of distribution to be established by the SEC. Mr. Messier and Mr. Hannezo also reached settlements with the SEC.

      The investigation being conducted into Vivendi Universal by the Office of the US Attorney for the Southern District of New York remains ongoing.

Settlement with Jean-Marie Messier

      At the request of the SEC, and in order to achieve a settlement of the SEC investigation, Vivendi Universal settled, on December 23, 2003, certain outstanding lawsuits involving Mr. Messier. As part of that settlement, and in exchange for certain releases from Mr. Messier, Vivendi Universal agreed to make a payment of $3.75 million to cover Mr. Messier’s legal expenses and costs incurred in recent litigation and any related taxes. In the event that Mr. Messier is not required to pay the full amount of the estimated taxes, the balance will be refunded to Vivendi Universal, with interest. As part of the settlement, certain suits commenced against Vivendi Universal by Mr. Messier were discontinued.

COB/AMF Procedure

      On July 4, 2002, the French Commission des Opérations de Bourse (or COB — now, the Autorité des Marchés Financiers (AMF)) commenced an investigation into certain aspects of Vivendi Universal’s financial information published during Mr. Messier’s tenure. On September 12, 2003, the COB provided Vivendi Universal with a draft report concerning its investigation, together with copies of certain documents referenced therein. Vivendi Universal submitted a written response to that draft report to the COB on March 10, 2004.

      The COB’s investigation relates to certain conduct that occurred prior to the changes in Vivendi Universal’s management at the beginning of July 2002. Among other things, the COB is investigating Vivendi Universal’s accounting treatment under French GAAP of certain of its subsidiaries and investments, including

Cegetel Group, Maroc Telecom and Elektrim Telekomunikacja, as well as other aspects of Vivendi Universal’s financial disclosure.

      Vivendi Universal has challenged the positions adopted by the COB (now the AMF) and intends to continue to do so. Vivendi Universal and its statutory auditors both stand by Vivendi Universal’s accounting treatment of those entities, including the consolidation methodologies under French GAAP adopted for each one.

      Throughout 2003, several significant developments occurred which confirmed that Vivendi Universal’s accounting treatment of those entities was appropriate. For more information, see “Item 18 — Notes 8 and 27.”

      On May 4, 2004, the AMF opened a formal investigation into certain share repurchases made by Vivendi Universal between September 1, 2001 and December 31, 2001. That investigation is ongoing.

Criminal and Civil Actions

      A complaint by a French association of minority shareholders, APPAC (Association des Petits Porteurs Actifs), and a complaint by APPAC’s chairman (in his capacity as shareholder of Vivendi Universal), were each filed in France in July 2002. These two complaints were consolidated on November 13, 2002.

      Following the filing of these two complaints, the French public prosecutors issued an initial indictment specifying potential crimes relating to the presentation and publication by Vivendi Universal of false or misleading information regarding its financial situation or forecasts, as well as the publication of untrue or inaccurate financial statements, for the 2000 and 2001 fiscal years. The French public prosecutors’ investigation is continuing.

      On October 31, 2002, Vivendi Universal filed an application to join the underlying civil action as a plaintiff. That application was granted on January 14, 2003. APPAC subsequently filed an appeal against that order, which was denied by the Paris Court of Appeals on June 25, 2003.

      It is premature at this time to predict the outcome, duration, or any potential damages relating to these actions. Vivendi Universal believes the complaints to be groundless, disputes the allegations therein, and intends to continue to defend vigorously against them.

Tax Dispute with InterActiveCorp (formerly USA Interactive)

      In connection with Vivendi Universal’s acquisition of the entertainment assets of InterActiveCorp (“IAC”, formerly known as USA Interactive and prior thereto as USA Networks, Inc.), certain of Vivendi Universal’s affiliates (including Universal Studios Group) entered into an amended and restated limited liability limited partnership agreement to form VUE, dated as of May 7, 2002 (the “Partnership Agreement”), with IAC and certain of its affiliates and Mr. Barry Diller. Pursuant to the Partnership Agreement, certain affiliates of Vivendi Universal, IAC and certain of its affiliates and Mr. Barry Diller received approximately 93.1%, 5.4% and 1.5%, respectively, of VUE common interests. A subsidiary of IAC also received preferred interests in VUE. A disagreement has developed among the parties relating to the interpretation of the provision for tax distributions set forth in the Partnership Agreement.

      On April 15, 2003, IAC and one of its affiliates filed suit against Vivendi Universal, USI Entertainment, Inc. and VUE in the Court of Chancery of the State of Delaware. Plaintiffs seek an order requiring specific performance of what they contend to be VUE’s obligation to make tax distributions to IAC and its affiliates, as well as a declaration from the Court that VUE is obligated to make cash distributions to IAC and its affiliates in that amount. On January 30, 2004, plaintiffs filed a motion for judgment on the pleadings. Defendants opposed that motion. Oral argument on plaintiffs’ motion occurred on May 12, 2004, and on June 30, 2004, the court granted plaintiffs’ motion for judgment on the pleadings. As part of the NBC-Universal Transaction, Vivendi Universal has agreed to indemnify NBC Universal for this tax distribution liability.

Tax Treatment Reported by The Seagram Company Limited with respect to the Redemption of DuPont Shares

      On August 21, 2003, Vivendi Universal received formal notification from the IRS that it is challenging the tax treatment reported by Seagram of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. The IRS is also challenging approximately $1.3 million in deductions taken by Seagram during the same tax year relating to insurance premium expenses. In total, the IRS is claiming additional tax of approximately $1.5 billion, plus interest.

      Vivendi Universal has contested the IRS’s claim in US Tax Court. On October 31, 2003, Vivendi Universal filed a petition asking the Tax Court to review the IRS’s determination of the taxes allegedly owed with respect to this transaction. The IRS filed an Answer to that petition on December 18, 2003. Vivendi Universal then filed a further reply on February 2, 2004. Vivendi Universal and the IRS have now commenced informal discovery.

      Vivendi Universal continues to believe that the tax treatment is fully compliant with US tax laws in force at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal intends to defend that tax treatment vigorously.

TVT Records and TVT Music

      On August 20, 2002, TVT Records and TVT Music (collectively TVT) filed suit in Federal court in New York against The Island Def Jam Music Group (IDJ) and its Chairman, Lyor Cohen (Cohen), for breach of contract, tortious interference with contract, promissory estoppel and fraud in connection with TVT’s claim that IDJ and Cohen blocked the delivery of an album to TVT by the band CMC. TVT also alleged related copyright infringement claims against IDJ. After a trial on liability in March 2003, IDJ and Cohen were found liable on all claims, except that the jury did not find liability for fraudulent misrepresentation or fraudulent inducement, but did find liability for fraudulent concealment. Following the subsequent damages trial, on May 6, 2003, the jury awarded TVT $132 million in damages, comprised of approximately $24 million in compensatory damages and $108 million in punitive damages. On June 16, 2003, IDJ and Cohen filed post-trial motions seeking to set aside the jury’s verdict. On September 2, 2003, the trial judge issued decisions denying IDJ’s and Cohen’s motions for judgment or for a new trial, but reducing the punitive damage awards by approximately $78,875,000. Judgments were subsequently entered totaling nearly $55 million. Consistent with the court’s procedures for securing judgments pending appeal, IDJ deposited with the court sums totaling 111% of the judgment amounts. IDJ and Cohen filed notices of appeal in October and November 2003. The briefing on these appeals was completed on April 16, 2004. Oral argument is scheduled to be heard on August 10, 2004.

MP3.com Securities Litigation

      Commencing in May, 2001, MP3.com and certain of its previous officers and directors have been the subject of certain class action suits filed in the United States District Court for the Southern District of New York alleging publication of misleading information in the prospectus and certain of the documents relating to MP3.com’s initial public offering. These actions have been consolidated by way of an order dated September 6, 2001. On February 19, 2003, the Court denied a motion to dismiss the claim. This litigation is ongoing.

MP3.com Copyright Infringement Litigation

      MP3.com is currently involved in two copyright infringement suits filed in Federal courts in Tennessee and California. This litigation is ongoing.

Elektrim Telekomunikacja

      On August 26, 1999, four minority shareholders of Polska Telefonica Cyfrowa (PTC) transferred to Elektrim SA approximately 15% of the capital of PTC. In October 1999, Deutsche Telekom (DT) alleged that its preemption right to about 3.12% of the capital of PTC had not been respected. Pursuant to an award dated April 9, 2003, the arbitration tribunal of Vienna judged that the transfer in question was valid and dismissed DT’s claims. On December 19 2003, DT was ordered to reimburse a part of its arbitration costs to Elektrim.

      In December 2000, DT, alleging failure to comply with its preemption right, brought a new arbitration action in Vienna against Elektrim and Elektrim Telekomunikacja Sp. zo.o (Telco) requesting the Tribunal to cancel the transfer to Telco by Elektrim of 48% of the capital of PTC. Should DT win the case, Vivendi Universal would have to pay the first $100 million in possible damages arising from this litigation, the rest to be shared with Elektrim.

      On August 22, 2003, Vivendi Universal and Vivendi Telecom International S.A. (VTI) filed a request for arbitration with the London Court of International Arbitration against Elektrim, Telco and Carcom Warszawa Sp. zo.o. (Carcom). The litigation concerns the execution of the provisions of the shareholders agreement of September 3, 2001 between Elektrim, Telco, Carcom, Vivendi Universal and VTI (the Shareholders Agreement), concerning representation in the corporate entities of Telco. To date, a hearing has not been set.

      On August 27, 2003, Elektrim made a request for arbitration to the Arbitration Tribunal of the Commercial Chamber of Warsaw against Telco. Telco’s claim concerns execution of the provisions of the Shareholders Agreement concerning representation in Telco’s corporate entities. To date, the arbitration tribunal has not been established.

      On February 5, 2004, the President of the Polish Office for the Protection of Competition (on the ground of an alleged acquisition by Vivendi Universal of 2% of the supplementary shares of Elektrim) sent to Vivendi Universal a request for information in order to determine whether Polish national competition laws had been breached by Vivendi Universal’s alleged failure to declare the concentration arising from its alleged intention to take control of Elektrim. In a letter dated February 16, 2004, Vivendi Universal reminded the President that it held only 49% of Elektrim, in total conformity with the provisions of said laws and that it would duly inform the Office in the event that it intended to purchase a controlling share of Elektrim.

Item 9:     The Offer and Listing

Market Price Information

      Our ordinary shares currently trade on Euronext Paris SA and our ADSs trade on the NYSE. The table below sets forth the reported high and low sales prices of Vivendi and Vivendi Universal ordinary shares and ADSs on Euronext Paris SA and on the NYSE, respectively (and, for periods before September 2000, the high and low bids for Vivendi ADSs in the over-the-counter market). For periods before the completion of the Merger Transactions on December 8, 2000, the table sets forth price information for Vivendi ordinary shares and ADSs; for periods after that date, the table sets forth price information for Vivendi Universal ordinary shares and ADSs. Each Vivendi ADS represented one-fifth of a Vivendi ordinary share before the completion of the Merger Transactions, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share. To facilitate comparison of information (i) for periods before and after December 8, 2000, price information for the Vivendi ADSs is shown as if each Vivendi ADS represented one Vivendi ordinary share, and (ii) the market prices for periods prior to May 11, 1999 are restated to reflect the 3:1 stock split that occurred on May 11, 1999. Prices are rounded to the nearest cent.

Last Six Months

	Euronext Paris
	(Ordinary		NYSE
	Shares)		(ADSs)

	High	Low	High	Low

May, 2004	€21.81	€19.00	$25.71	$23.08
April, 2004	22.75	20.80	27.60	24.72
March, 2004	23.63	19.80	29.10	24.53
February, 2004	23.85	20.13	29.32	25.73
January, 2004	21.89	19.30	27.29	24.45
December, 2003	19.71	18.48	24.28	22.68
November, 2003	19.58	18.10	23.05	21.32

Last Two Years by Quarter

	Euronext Paris
	(Ordinary		NYSE
	Shares)		(ADSs)

	High	Low	High	Low

2004
Second Quarter (through May 31)	22.75	19.00	27.60	23.08
First Quarter	23.85	19.30	29.32	24.45
2003
Fourth Quarter	€19.71	€15.11	$24.28	$18.38
Third Quarter	17.63	14.52	18.80	16.59
Second Quarter	17.75	12.03	20.63	13.73
First Quarter	17.98	11.03	18.90	12.30
2002
Fourth Quarter	17.65	10.72	17.36	10.80
Third Quarter	26.11	8.62	24.20	8.90
Second Quarter	44.24	16.10	39.10	17.79
First Quarter	64.40	40.66	57.90	35.65

Last Five Years

	Euronext Paris		NYSE
	(Ordinary Shares)		(ADSs)

	High	Low	High	Low

2004 (through May 31, 2004)	€23.85	€19.00	$29.32	$23.08
2003	19.71	11.03	24.28	12.30
2002	64.40	8.62	57.90	8.90
2001	82.00	40.22	76.00	37.30
2000	150.00	68.60	142.50	50.00
1999	92.95	61.10	101.65	66.25

      We urge you to obtain current market quotations.

Item 10:     Additional Information

General

      As of December 31, 2003, there were 1,071,518,691 Vivendi Universal ordinary shares outstanding (including treasury shares). As at April 30, 2004, we had 3,166 ordinary shares in treasury, with a gross book value of €200,652 million. All of these ordinary shares were issued to Vivendi Universal and were fully paid. Our ordinary shares have a nominal value of €5.50 per share.

Share Capital Information

      As of April 30, 2004, we had 1,071,508,691 ordinary shares outstanding. We estimate that as of that date, approximately 32.78% of our shares traded on the Euronext Paris SA were held by French residents and approximately 19.12% by residents of the US.

      As of April 30, 2004, there were 2,071 registered holders of ADSs holding a total of 69,416,234 ADSs. As of April 30, 2004, there were 1,597 registered holders of ADSs in the US holding a total of 69,206,257 ADSs.

Undertakings to Increase Vivendi Universal’s Share Capital

      As of December 31, 2003, Vivendi Universal had undertaken to increase its capital in connection with redeemable and convertible bonds, options, and exchangeable shares.

•	Veolia Environnement convertible bonds — In April 1999, Veolia Environnement issued 10,516,606 bonds to the public. Each bond is convertible into 3.124 ordinary shares of Vivendi Universal or Veolia Environnement. As at December 31, 2003, 5,331,058 of these bonds were outstanding and convertible into a total of 16,654,225 shares (which may be treasury or newly-issued shares). The bonds are scheduled to be redeemed in 2005.

•	Options granted pursuant to Vivendi Universal share subscription plans — As of December 31, 2003, there were outstanding options to subscribe for 42,583,594 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal’s executive officers, management and employees pursuant to Vivendi Universal’s share subscription plans (including 19,193,741 pursuant to Vivendi plans and 23,389,853 pursuant to former Seagram plans). As of May 21, 2004, there were outstanding options to subscribe for 51,863,194 Vivendi Universal ordinary shares or ADSs granted to Vivendi Universal’s executive officers, management and employees pursuant to Vivendi Universal’s share subscription plans (including 28,473,341 pursuant to former Vivendi plans and 23,389,853 pursuant to former Seagram plans).

•	Convertible bonds — In connection with the Merger Transactions, we issued on December 8, 2000, bonds redeemable into 401,582,689 Vivendi Universal ordinary shares. These bonds were or are to be redeemed for (i) the ADSs of Vivendi Universal received by holders of Seagram common shares on closing of the merger, (ii) ADSs of Vivendi Universal to be issued to holders of exchangeable shares of Vivendi Universal Exchangeco Inc. when such holders exchange such shares from time to time, (iii) ADSs of Vivendi Universal to be issued to holders of stock options or stock appreciation rights of Seagram on exercise of such options or rights, and (iv) ADSs of Vivendi Universal to be issued to holders of other convertible securities of Seagram, such as the ACES, on conversion of such securities. As at December 31, 2003, bonds redeemable into 23,389,853 Vivendi Universal ordinary shares were outstanding.

•	Notes mandatorily redeemable into ordinary shares — On November 19, 2002, Vivendi Universal issued 78,678,206 bonds to the public. Each bond is redeemable into one Vivendi Universal ordinary share. As at December 31, 2003, 78,675,630 of these bonds were outstanding and redeemable into 66,334,334 shares. The bonds are scheduled to be redeemed in 2005.

      Under the French commercial code, shareholders of French companies such as Vivendi Universal have certain rights to purchase, on a pro rata basis, securities issued by Vivendi Universal.

Options to Purchase Vivendi Universal Securities

      We have several share purchase option plans for the benefit of our executive officers, management and other staff. As at December 31, 2003, options to purchase approximately 52,239,027 Vivendi Universal ordinary shares or ADSs were outstanding pursuant to these plans. The average expiration date of these options was August 2008 and the average exercise price was €65.58 for ordinary shares and $53.61 for ADSs.

Options to purchase shares of common stock of MP3.com were converted into options to purchase ADSs of Vivendi Universal on August 28, 2001. As at December 31, 2003 options to purchase approximately 254,978 Vivendi Universal ADSs were outstanding pursuant to these plans. The average expiration date of these options was February 2010 and the average exercise price was $136.84.

      Options to purchase shares of common stock of USAi were converted into options to purchase ADSs of Vivendi Universal on May 7, August 5 and August 7, 2002. As at December 31, 2003 options to purchase approximately 5,521,428 Vivendi Universal ADSs were outstanding pursuant to these plans. The average expiration date of these options was October 2010 and the average exercise price was $20.89.

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

			Nominal
Meeting		Number of	Value of	Nominal Value of	Total Amount of	Total Number
Date	Transaction	Shares Issued	the Shares	the Capital Increase	Capital Stock	of Shares

12/17/87	Formation	2,500	FF 100	FF 250,000.00	250,000	2,500
05/14/98	Capital increase	16,784,000	100	1,678,400,000.00	1,678,650.000	16,786,500
06/15/00	Conversion of the capital to Euros	0	€ 16	€ 0.00	268,584,000	16,786,500
06/15/00	Capital increase	0	16.5	0.00	276,977,250	16,786,500
06/15/00	Three-for-one stock split	0	5.5	0.00	276,977,250	50,359,500
12/08/00	Merger Transactions	1,029,666,247	5.5	5,663,164,358.50	5,940,141,609	1,080,025,747
12/31/00	Bonds redemption, warrants conversion, exercise of subscription option	782,696	5.5	4,304,828.00	5,944,446,437	1,080,808,443
01/18/01	Capital increase Group savings Plan 3rd block 2000	343,127	5.5	1,887,198.50	5,946,333,635	1,081,151,570
04/24/01	Bonds redemption, warrants conversion, exercise of subscription option	25,026,898	5.5	137,647,939.00	6,083,981,574.00	1,106,178,468
04/26/01	Capital increase Group Savings Plan 1st block 2001	350,392	5.5	1,927,156.00	6,085,908,730.00	1,106,528,860
06/28/01	Bonds redemption, warrants conversion, exercise of subscription option	11,448,920	5.5	62,969,060	6,148,877,790	1,117,977,780
06/28/01	Cancellation — consolidation of bare legal and beneficial ownership rights	(10,301,924)	5.5	(56,660,582)	6,092,217,208	1,107,675,856
06/28/01	Cancellation Treasury Shares	(22,000,000)	5.5	(121,000,000)	5,971,217,208	1,085,675,856
07/25/01	Capital increase Group Savings Plan 2nd block 2001	917,745	5.5	5,047,597,50	5,976,264,805	1,086,593,601
09/25/01	Bonds redemption, exercise of subscription option	3,221,230	5.5	17,716,765	5,993,981,570	1,089,814,831

			Nominal
Meeting		Number of	Value of	Nominal Value of	Total Amount of	Total Number
Date	Transaction	Shares Issued	the Shares	the Capital Increase	Capital Stock	of Shares

09/25/01	Cancellation — consolidation of bare legal and beneficial ownership rights	(3,153,175)	5.5	(17,342,462.50)	5,976,639,108	1,086,661,656
11/14/01	Bonds redemption, exercise of subscription option	3,304,178	5.5	18,172,979	5,994,812,087	1,089,965,834
11/14/01	Cancellation — consolidation of bare legal and beneficial ownership rights	(3,183,881)	5.5	(17,511,345.50)	5,977,300,741.50	1,086,781,953
11/14/01	Cancellation Treasury Shares	(1,484,560)	5.5	(8,165,080)	5,969,135,661.50	1,085,297,393
12/31/01	Bonds redemption, exercise of subscription option	530,126	5.5	2,915,693	5,972,051,354.50	1,085,827,519
01/17/02	Capital increase Group Savings Plan 3rd block 2001	1,337,609	5.5	7,356,849.50	5,979,408,204	1,087,165,128
01/24/02	Bonds redemption, exercise of subscription option	737,593	5.5	4,056,761.50	5,983,464,965.50	1,087,902,721
01/24/02	Cancellation — consolidation of bare legal and beneficial ownership rights	(203,560)	5.5	(1,119,580)	5,982,345,385.50	1,087,699,161
04/24/02	Bonds redemption, exercise of subscription option	961,530	5.5	5,288,415	5,987,633,800.50	1,088,660,691
04/24/02	Cancellation — consolidation of bare legal and beneficial ownership rights	(351,988)	5.5	(1,935,934)	5,985,697,866.50	1,088,308,703
06/25/02	Bonds redemption, exercise of subscription option	3,455,065	5.5	19,002,857.50	6,004,700,724	1,091,763,768
06/25/02	Cancellation — consolidation of bare legal and beneficial ownership rights	(3,450,553)	5.5	(18,978,041.50)	5,985,722,682.50	1,088,313,215
08/13/02	Bonds redemption, exercise of subscription option	7,195,874	5.5	39,577,307	6,025,299,989.50	1,095,509,089
08/13/02	Cancellation — consolidation of bare legal and beneficial ownership Rights	(6,890,538)	5.5	(37,897,959)	5,987,402,030.50	1,088,618,551
12/20/02	Cancellation of Treasury Shares	(20,469,967)	5.5	(112,584,818.50)	5,874,817,212	1,068,148,584
01/15/03	Capital increase Group Savings Plan 2002	2,402,142	5.5	13,211,781	5,888,028,993	1,070,550,726
01/29/03	Bonds redemption	455,510	5.5	2,505,305	5,890,534,298	1,071,006,236

			Nominal
Meeting		Number of	Value of	Nominal Value of	Total Amount of	Total Number
Date	Transaction	Shares Issued	the Shares	the Capital Increase	Capital Stock	of Shares

01/29/03	Cancellation — consolidation of bare legal and beneficial ownership Rights	(451,562)	5.5	2,483,591	5,888,050,707	1,070,554,674
1/29/03	ORA redemption	209,557	€5.5	1,152,563.50	5,889,203,270.50	1,070,764,231
7/1/03	Cancellation — reallocation	(213,505)	€5.5	(1,174,277.50)	5,888,028,993.00	1,070,550,726
7/1/03	PEG 2003	955,864	€5.5	5,257,252	5,893,286,245.00	1,071,506,590
7/24/03	ORA redemption	1,787,700	€5.5	9,832,350	5,903,118,595.00	1,073,294,290
12/9/03	Redemption of 8.25% ORA	1,920	€5.5	10,560	5,903,129,155.00	1,073,296,210
12/9/03	Cancellation — reallocation	(1,787,700)	€5.5	(9,832,350)	5,893,296,805.00	1,071,508,510
12/9/03	ORA redemption	111,300	€5.5	612,150	5,893,908,955.00	1,071,619,810
2/3/04	Redemption of 8.25% ORA	181	€5.5	995.50	5,893,909,950.50	1,071,619,991
2/3/04	Cancellation — reallocation	(111,300)	€5.5	(612,150)	5,893,297,800.50	1,071,508,691

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

      Under the French commercial code, any transaction directly or indirectly between a company and a member of its board of directors, its officers or one of its shareholders holding more than 5% of voting securities, that cannot be reasonably considered to be in the ordinary course of business or is not at arm’s-length, is subject to the board of directors’ prior consent. A director may not participate in a vote consenting to a transaction in which he or she is directly or indirectly interested. Any such transaction concluded without the prior consent of the board of directors can be voided if it is fraudulent or otherwise harmful to the company, and the interested director or officer can be held liable on this basis. The statutory auditor must be informed of the transaction within one month of its conclusion and must prepare a special report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, the board of directors, liable for any damages it may suffer as a result.

Shareholders Meetings

General

      In accordance with the French commercial code, there are two types of shareholders general meetings: ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings. Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions (e.g., inter alia: increasing or decreasing our share capital; creating a new class of equity securities; selling or transferring substantially all of our assets; and voluntary liquidation).

      The French commercial code requires our board of directors to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year unless extended by order of the Commercial Court (Tribunal de Commerce). The board of directors may also convene an annual or extraordinary general meeting upon proper notice at any time during the year. If the board of directors fails to convene a shareholders meeting, our independent auditors or a court-appointed agent may call the meeting.

      Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders meeting after a public offer or a sale of a controlling stake of Vivendi Universal’s capital.

Notice

      We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (the BALO). The preliminary notice must first be sent to the Autorité des Marchés Financiers (AMF). The AMF also recommends that the preliminary notice be published in a financial newspaper of national circulation in France. We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which we are registered.

Attendance and Voting

      Each share confers on the shareholder the right to cast one vote, subject to certain limited exceptions under our statuts. Shareholders may attend annual and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French commercial code and our statuts. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an annual or extraordinary general meeting.

Proxies and Votes by Mail

      Shareholders may vote in person, by proxy or by mail. Upon decision of the board of directors specified in the notice of meeting, shareholders may also vote by Internet.

Quorum and Majority

      The French commercial code requires that 25% of the shares entitled to voting rights must be represented by shareholders present in person or voting by mail or by proxy to fulfill the quorum requirement for either an annual general meeting or an extraordinary general meeting where an increase in Vivendi Universal’s share capital is proposed through incorporation of reserves, profits or share premium.

      The quorum requirement is one-third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting. If a quorum is not present at a meeting, the meeting is adjourned for a maximum of two months. Any deliberation by the shareholders that takes place without a quorum is void.

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

Limitations on Right to Own Securities

      Neither French law nor our statuts contain any provision that limits the right to own Vivendi Universal’s securities or limits the rights of shareholders, including non-resident or foreign shareholders, to hold or exercise voting rights associated with those securities, except as described below under “— Anti-Takeover Provisions.”

Anti-Takeover Provisions

      Vivendi Universal’s statuts provide that any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of our ordinary shares may be deprived of voting rights for shares in excess of the unreported fraction. Our statuts also adjust the voting rights of shareholders who own (within the meaning of the statuts and Article L 233-9 of the French commercial code to which those statuts refer) in excess of 2% of the total voting power of Vivendi Universal through the application of a formula designed to limit the voting power of these shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. This last provision is not applicable to any shareholders meeting where a quorum of 60% or more is present.

Anti-Takeover Effects of Applicable Law

      In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as Vivendi Universal, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify Vivendi Universal within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses these thresholds.

      The French New Economic Regulation Act has also imposed the notification to the AMF of any agreement which provides preferential conditions of acquisition or divestiture of shares representing 0.5% or more of the share capital or voting securities, failing which such provision will be unenforceable during the course of a tender offer.

      French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the AMF within 15 days of the date they cross the threshold specifying its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions by filing a new report.

      Under AMF regulations, and subject to limited exemptions, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. If the number of a shareholder’s outstanding voting rights changes by 5% or more between two annual ordinary general meetings, Vivendi Universal is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information. If any shareholder fails to comply with the notification requirement described above, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders meetings until the end of a two-year period following the date of compliance. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court and may be subject to a fine.

Ordinary Shares

Dividends

      Dividends on our ordinary shares are distributed to shareholders pro rata, payable to shareholders on the date of the shareholders meeting approving the distribution. Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year. Subject to certain conditions, the board of directors can decide the distribution of interim dividends during the course of the fiscal year. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

Voting Rights

      Each Vivendi Universal ordinary share carries the right to cast one vote in shareholder elections. However, our statuts adjust the voting rights of shareholders who own in excess of 2% of the company’s total voting power through the application of a formula designed to limit the voting power of those shareholders to that which they would possess if 100% of the shareholders were present at the meeting at which the vote in question takes place. See above “— Anti-Takeover Provisions.” This provision is not applicable to any shareholders meeting where a quorum of 60% or more is present.

Liquidation Rights

      If Vivendi Universal is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of its shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Pre-emptive Rights

      Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by us for cash, current shareholders will have pre-emptive rights on these securities on a pro rata basis. These pre-emptive rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. A two-thirds majority of our ordinary shares entitled to vote at an extraordinary general meeting may vote to waive pre-emptive rights with respect to any particular offering. French law requires a company’s board of directors and independent auditors to present reports that specifically address any proposal to waive pre-emptive rights. Shareholders may also waive their own pre-emptive rights with respect to any particular offering.

Amendments to Rights of Holders

      The rights of holders of our ordinary shares can be amended only by action of an extraordinary general meeting. Where an amendment would increase shareholders obligations, a special majority is required for approval. Depending on the particular proposed amendment, the special majority may be two-thirds, three-quarters or unanimity of the voting shares.

Material Contracts

      In view of the size and scope of the operations of our company, we believe that the only agreements to which we or any of our subsidiaries are a party that could be considered material to our company as a whole are as follows: (1) the €2.7 billion credit facility, (2) the indentures governing senior notes issued in April 2003 and July 2003 and (3) the MAD 6 billion non-recourse facility. For a description of each of these contracts, see “Item 5 — Subsequent Events” and “Item 4 — Summary of Indebtedness.”

Exchange Controls

      The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances (e.g., the acquiring party’s intentions; the acquiring party’s ability to elect directors; and our financial reliance on the acquiring party).

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

Taxation

      On August 31, 1994, the US and France entered into the Convention between the United States of America and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the Treaty). The following is a general summary of the principal tax effects that may apply to you as a holder of our ordinary shares or ADSs for purposes of US Federal income tax and French tax, if all of the following apply to you:

•	you own, directly or indirectly, less than 10% of our share capital;

•	you are:

•	an individual who is a citizen or resident of the US for US Federal income tax purposes;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the US or any political subdivision thereof;

•	an estate, the income of which is subject to US Federal income taxation regardless of its source; or

•	a trust, if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust;

•	you are entitled to the benefits of the Treaty under the “Limitations of Benefits” article of the Treaty;

•	you hold our ordinary shares or ADSs as capital assets; and

•	your functional currency is the US dollar.

      Taking into account assumptions set forth in the deposit agreement, holders of ADSs will be treated as the owners of the ordinary shares represented by such ADSs, and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to US Federal income or French tax.

      You are strongly urged to consult your own tax advisor regarding the consequences to you of acquiring, owning or disposing of Vivendi Universal ordinary shares or ADSs, rather than relying on this summary. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to US expatriates, partnerships, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their ordinary shares or ADSs as parties to a straddle or conversion transaction, among others. The laws, conventions and treaties in force as of the date of this annual report are subject to changes, possibly with retroactive effect. Also, this summary does not discuss any tax rules other than US Federal income tax and French tax rules. Further, the US and French tax authorities and courts are not bound by this summary and may disagree with its conclusions.

Taxation of Dividends

Withholding Tax and Avoir Fiscal

      We will withhold tax from your dividend at the reduced rate of 15%, provided that you have complied with the following procedures:

•	You must complete French Treasury Form RF1 A EU-No. 5052 (Application for Refund) and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights, at the Centre des Impôts des Non Résidents, 9 rue d’Uzès, 75094 Paris Cedex 2, France.

•	If you cannot complete the Application for Refund before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities stating that:

•	you are a resident of the US for purposes of the Treaty;

•	your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

•	you own all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights;

•	you meet all the requirements of the Treaty for the reduced rate of withholding tax; and

•	you claim the reduced rate of withholding tax.

      If you have not completed the Application for Refund or the simplified certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Application for Refund before December 31 of the calendar year following the year during which the dividend is paid.

      Under the Treaty, you may be entitled, in certain circumstances, to a French tax credit (the avoir fiscal). Effective January 1, 2002, under French tax law, a resident of France is entitled to an avoir fiscal in respect of a dividend received from a French corporation. Under regulation 4 J-2-01 of the French tax code, the avoir fiscal is limited to dividends approved at the annual general meeting of shareholders. The avoir fiscal is equal to 50% of the amount of the dividend for individuals, 50% for companies owning more than 5% of Vivendi Universal’s capital and 10% for other shareholders. You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

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

      If you are eligible, you may claim the avoir fiscal by completing the Application for Refund and sending it to the French tax authorities at the Centre des Impôts des Non Résidents before December 31 of the year following the year in which the dividend is paid. You will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid.

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

      For US Federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income when payment is actually or constructively received by the shareholder in the case of ordinary shares or the depositary in the case of ADSs, to the extent they are paid out of our current or accumulated earnings and profits as calculated for US Federal income tax purposes. If those dividends constitute qualified dividend income (QDI) and you are an individual holder of our ordinary shares or ADSs, you will generally pay tax on such dividends at rates applicable to net capital gains (see “— Taxation of Capital Gains” below), provided that certain holding period requirements are satisfied. Dividends paid by us will be QDI if we are a Qualified Foreign Corporation (QFC) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow dividends paid by us to be QDI for US Federal income tax purposes. If you are a corporate holder of our ordinary shares or ADSs, you will not benefit from the reduced rate on dividends available to individual holders.

      Also for US Federal income tax purposes, the amount of any dividend paid in euros, including any French withholding taxes, will be equal to the US dollar value of the euros on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. You will generally be required to recognize US source ordinary income or loss when you sell or dispose of euros. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the Treaty rate.

      To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for US Federal income tax purposes, the distribution will be treated as follows:

•	first, as a tax-free return of capital to the extent of the adjusted tax basis in your ordinary shares or ADSs, which will cause a reduction in the adjusted tax basis of your ordinary shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those ordinary shares or ADSs; and

•	second, the balance of the dividend in excess of the adjusted tax basis in your ordinary shares or ADSs will be taxed as capital gain recognized on a sale or exchange.

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

The Précompte

      A French company must pay an equalization tax (the précompte) to the French tax authorities if it distributes dividends out of:

•	profits that have not been taxed at the ordinary corporate income tax rate; or

•	profits that have been earned and taxed more than five years before the distribution.

      The amount of the précompte is 50% of the net dividends before withholding tax. If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us in cash with respect to dividends distributed to you. Under the Treaty, the amount of the précompte refunded to US residents is reduced by the 15% withholding tax applied to dividends and by the partial avoir fiscal, if any. To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the US or from the Centre des Impôts des Non Résidents.

      For US Federal income tax purposes, the amount of the précompte, including any French withholding tax, will be included in your gross income as dividend income in the year you receive it to the extent the précompte is paid out of our current or accumulated earnings and profits as calculated for US Federal income tax purposes. If you are an individual holder of our ordinary shares or ADSs, you will generally pay tax on such dividends at rates applicable to net capital gains (see “— Taxation of Capital Gains” below), provided that certain holding period requirements are satisfied. If you are a corporate holder of our ordinary shares or ADSs, you will not benefit from the reduced rate on dividends available to individual holders. The amount of any précompte paid in euros, including any French withholding taxes, will be equal to the US dollar value of the euros on the date the précompte is included in income, regardless of whether the payment is in fact converted into US dollars. You will generally be required to recognize a US source ordinary income or loss when you sell or dispose of the euros.

      To the extent that any précompte paid exceeds our current and accumulated earnings and profits as calculated for US Federal income tax purposes, the amount of précompte you receive will be treated first as a tax-free return of capital to the extent of the adjusted tax basis in your ordinary shares or ADSs and the balance will be taxed as capital gain recognized on a sale or exchange (see “— Taxation of Dividends — Withholding Tax and Avoir Fiscal” above).

      French withholding tax imposed on the précompte you receive is treated as payment of a foreign income tax. You may take this amount as a deduction from your gross income or a credit against your US Federal income tax liability. The refund of précompte will generally constitute foreign source “passive” income for foreign tax credit purposes. For recipients predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the refund of precompte will generally constitute foreign source “financial services” income for foreign tax credit purposes.

Taxation of Capital Gains

      If you are a resident of the US for purposes of the Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your ordinary shares or ADSs, unless you have a permanent establishment or fixed base in France and the ordinary shares or ADSs you sold or exchanged were for that use. Special rules apply to individuals who are residents of more than one country.

      In general, for US Federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your ordinary shares or ADSs in an amount equal to the difference between the amount realized on such sale or other taxable exchange and your adjusted tax basis in your ordinary shares or ADSs. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to US Federal income tax at the same rate as ordinary income, except that long term capital gains realized by individuals, trusts and estates are subject to US Federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2009 (20% thereafter). Any gain or loss will generally be US source gain or loss.

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

French Estate and Gift Taxes

      Under the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, if you transfer your ordinary shares or ADSs by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used the shares in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADSs for that use.

French Wealth Tax

      The French wealth tax does not generally apply to our ordinary shares or ADSs.

US Information Reporting and Backup Withholding

      Dividend payments on the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding. US Federal backup withholding generally is imposed, currently at a rate of 28% (31% for 2011 and thereafter), on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt. To establish exempt status, US persons must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Amounts withheld as backup withholding may be credited against your US Federal income tax liability. You may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the Internal Revenue Service.

Dividends

Legal Reserve

      The French commercial code provides that sociétés anonymes such as our company must allocate 5% of their unconsolidated statutory net profit each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. As of December 31, 2003, the legal reserve amounted to 82 million euros. The legal reserve of any company subject to this requirement may be distributed to shareholders only upon liquidation of the company.

Payment

      We may only pay dividends out of our “distributable profits,” plus any amounts held in our reserve that the shareholders decide to make available for distribution. These amounts may not include those that are specifically required to be held in reserve by law or our statuts. Distributable profits consist of the unconsolidated statutory net profit we generate in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts made pursuant to law or our statuts. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. For further information on dividends see “— Ordinary Shares — Dividends” above.

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

Statement on Corporate Governance as Required by Section 303A.11 of the New York Stock Exchange’s Listed Company Manual

      Vivendi Universal is incorporated under the laws of France and its principal trading market is the Paris Bourse (Euronext). Vivendi Universal’s ADSs are listed on the New York Stock Exchange (NYSE) and trade in the form of American Depositary Receipts (ADRs), each of which represent one Vivendi Universal ordinary share. Set forth below is a brief summary of the principal ways in which our corporate governance practices differ from the NYSE“s corporate governance rules applicable to US domestic companies listed on the NYSE.

      Vivendi Universal’s corporate governance principles and practices reflect applicable laws and regulations in France as well as those in the US, including applicable provisions of the Sarbanes-Oxley Act (see “Item 6 — Corporate Governance” for information regarding Vivendi Universal’s current corporate governance structure, including the composition and responsibilities of its committees). In addition to complying with all applicable laws and regulations concerning corporate governance, Vivendi Universal’s financial communications also take into account various “best practices” that have developed in recent years in the French, European and US markets, and Vivendi Universal believes that such practices have become or will develop into the market standards for international companies as they provide shareholders and financial markets with an important amount of transparency.

      Many of the corporate governance rules in the NYSE Listed Company Manual (the NYSE Manual) do not apply to Vivendi Universal as a “foreign private issuer”, however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to US companies listed on the NYSE. While Vivendi Universal’s management believes that its corporate governance practices are similar in many respects to those of US NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Manual, there are certain key differences which are described below.

      Regarding independence of the board of directors, two of Vivendi Universal’s directors are not “independent” as defined under Section 303A.02 of the NYSE Manual. The Chairman of the board also serves as Vivendi Universal’s Chief Executive Officer and both the Chairman and Mr. Bébéar serve as members of the supervisory board of directors of an affiliated company, AXA (see “Item 6 — The Board of Directors” for further information).

      Under French law, the committees of the board of directors are advisory in nature and have no independent or delegated decision making authority. This is different than in a U.S. company listed on the NYSE where, for example, the NYSE Manual requires that certain Board committees be vested with decision-making powers on certain matters (e.g. nominating or audit committees). Under French law, ultimate decision making authority rests with the board of directors and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the board of directors.

      Under Section 303A.04 and 303A.05 of the NYSE Manual, which governs the nominating/corporate governance and compensation committees, Vivendi Universal’s Corporate Governance Committee does not meet the independence standard of the NYSE Manual, as the chairman of that committee is not “independent” as defined under the applicable NYSE Manual standard. In addition, although the charters of Vivendi Universal’s Corporate Governance and Human Resources Committees are not available on its corporate website, such charters can be obtained directly from Vivendi Universal upon request.

      While the NYSE Manual sets forth a detailed standard for the independence of a NYSE-listed company’s Audit Committee, we believe that Vivendi Universal’s standard surpasses that of the NYSE in that French law requires its shareholders appoint its external auditors in their annual shareholders meeting, upon recommendation of the board of directors. At such meeting, Vivendi Universal’s shareholders also have the ability to dismiss the Company’s external auditors. Finally, with regard to the NYSE Manual’s rules relating to audit committees, Vivendi Universal’s Audit Committee does not prepare a report included in the Company’s annual report, as required under Section 303A.07(c) of the NYSE Manual. However, Vivendi Universal’s Audit Committee effects frequent periodic reporting to Vivendi Universal’s board of directors, as well as through communications by the Company with the public.

      With respect to related party transactions, French law requires approval of a wide range of transactions that could potentially create conflicts of interest between Vivendi Universal and its directors and/or officers. While the precise scope of this requirement and its application may differ from those applicable to US NYSE-listed companies, this requirement is generally consistent with various provisions of the NYSE Manual that require disclosure and/or approval of various types of related party transactions.

      Vivendi Universal, as a foreign private issuer, is exempt from rules imposing certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Vivendi Universal’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provision of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Vivendi Universal ordinary shares and ADSs. In addition, Vivendi Universal is not required to file periodic reports and financial statements with the SEC as frequently or promptly as US companies with securities registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, there may be less publicly-available information for Vivendi Universal than for US NYSE-listed companies. Finally, as a foreign private issuer, Vivendi Universal’s Chief Executive Officer and Chief Financial Officer issue the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act on an annual basis (with the filing of this annual report) rather than on a quarterly basis as would be the case of a US domestic company filing quarterly reports on a Form 10-Q. For more information regarding our corporate governance, you may refer to our statuts, filed as an exhibit to this annual report.

Item 11:	Quantitative and Qualitative Disclosures about Market Risk

      Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes. See “Item 18 — Note 18” for tables summarizing information about Vivendi Universal’s interest rate risk management instruments, foreign currency risk management instruments, equity-linked specialized indexed swaps and call option agreements.

Interest Rate Risk Management

      Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates, and to lower overall borrowing costs. The average gross debt in 2003 was €16.4 billion: €10.1 billion fixed rate; and €6.3 billion floating rate. In 2003, the average rate was 4.09%. After interest rate management, the average cost of gross debt was 4.82% with a fixed rate ratio of 100%. Before interest rate management and assuming a constant financial structure, an increase of 1% in interest rate in 2003 would have generated a supplementary expense of €63 million.

      Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps. Pay-variable swaps effectively convert fixed-rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps convert variable rate debt obligations to fixed-rate instruments. These instruments are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt.

Foreign Currency Risk Management

      Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts and currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. At December 31, 2003, Vivendi Universal had effectively hedged approximately 98% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over the following year and debt exposure. The principal currencies hedged were the US dollar, Japanese yen, British pound and Canadian dollar. In respect to the residual €69 million that are not hedged, an unfavorable evolution of 10% in the euro exchange rate would have generated a supplementary expense of €7 million.

      Furthermore, the impact of an hypothetic 8% change of the Euro/Dollar exchange rate1 on Vivendi Universal’s operating indicators would be as follows:

•	a positive change (appreciation of the Dollar) would lead to an increase of about 4% in revenue, 2% in the operating income and 3% in net cash flow provided by operating activities;

•	a negative change would lead to a decrease of about 3% in revenue, 2% of in operating income and 2% of in net cash flow provided by operating activities.

Equity Market Risk Management

      Vivendi Universal’s exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. Before equity market risk management, a decrease

[1]	Average rate used in 2003: €1= $1.120.

of 10% in the fair value of our portfolio investments-securities would have generated a decrease of €203 million in the value of these assets.

Fair Value of Financial Instruments

      At December 31, 2003, and 2002, Vivendi Universal’s financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable, gross debt, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, bank overdrafts and other short-term borrowings approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

	December 31,

	2003		2002

	Carrying	Gross	Carrying	Gross
	Value	Fair Value	Value	Fair Value

	(In millions)
Other investments(a)	€3,549	€3,909	€4,138	€4,138
Long-term debt	9,621	10,294	10,455	10,622
Foreign currency instruments and interest rate agreements:
Interest rate swaps(b)	(228)	(257)	(241)	(257)
Interest rate collars	—	1	—	—
Currency swaps	20	20	44	44
Forward exchange contracts	(4)	(4)	106	106
Puts and calls on marketable securities(b)	—	—	(104)	(104)

	€(212)	€(240)	€(195)	€(211)

(a)	As of December 31, 2002, due to the provisions recognized, the net carrying value of the investments corresponds to their fair value.

(b)	In addition to accrued interests, provisions were recorded on these elements in respect to potential losses at December 31, 2002 and 2003.

Credit Concentrations and Counter-Party Risk

      Vivendi Universal minimizes its credit concentration and counter-parties risk by entering into contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their presence in many geographic areas, and the diversification of our portfolio among instruments and issuers.

Item 12:	Description of Securities Other than Equity Securities

      Not applicable

PART II

Item 13:	Default, Dividend Arrearages and Delinquencies

      [None.]

Item 14:	Material Modifications to the Rights of Security Holders

      [None.]

Item 15:	Controls and Procedures

      As of December 31, 2003 (the Evaluation Date), Vivendi Universal conducted an evaluation (with the participation of Vivendi Universal’s management), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chairman and Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

      Following a change in senior management in the summer of 2002, Vivendi Universal has been engaged in a reorganization of its business activities; thereby taking the opportunity to implement significant changes in internal controls. To our knowledge, there are no other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

Item 16A:	Audit Committee Financial Expert

      Vivendi Universal’s board of directors has determined that Mr. Henri Lachmann is the audit committee financial expert. Mr. Lachmann satisfies the requirements of the definition of “financial expert” as set forth in the instructions to Item 16A of the Sarbanes-Oxley Act.

Item 16B:	Code of Ethics

      At its March 16, 2004 meeting, Vivendi Universal’s board of directors adopted a code of financial ethics, acting upon a proposal by the Audit Committee and in accordance with the Sarbanes-Oxley Act. This code applies to Vivendi Universal’s principal executives in charge of communications and the preparation of financial and accounting information. In particular, it requires that such executives: (a) always conduct themselves with honesty and integrity, by (i) avoiding conflicts of interest in their personal and professional relationships, and (ii) disclosing without delay, to the Audit Committee or General Counsel, the existence of any such conflicts or any relationship or transaction likely to create such conflicts of interest or lead to a breach of the code and (b) undertake that Vivendi Universal publish comprehensive, accurate, objective, transparent and timely information, in good faith, in its filings with the SEC or the AMF, as well as in any other communications disseminated to the public. This code does not replace Vivendi Universal’s vigilance program, nor any of the codes of ethics applicable to any of its subsidiaries. A copy of Vivendi Universal’s code of financial ethics can be obtained free of charge directly from Vivendi Universal.

      In addition, the inventory and documentation of Vivendi Universal’s internal control procedures relating to financial reporting has been completed for Vivendi Universal’s business units. In particular, Section 404 of the Sarbanes-Oxley Act, to which the group will adhere as of 2005, provides that Vivendi Universal’s executives shall implement a formal evaluation of internal control and financial reporting procedures. In this regard, in 2003, Vivendi Universal began identifying procedures that have an impact on the preparation of financial reports and other financial information, as well as the key risks and controls relating thereto. Our goal is to complete the phase of main testing during the second quarter of 2004 and finalize the evaluation of these controls by the end of 2004.

Item 16C:	Principal Accountant Fees and Services

      Barbier Frinault & Cie (Barbier), a member firm of Andersen Worldwide, has served as one of Vivendi Universal’s principal independent public accountants for the fiscal year in the one-year period ended December 31, 2001 with respect to our Consolidated Financial Statements. Barbier Frinault & Cie, a member firm of Ernst & Young International, has served as one of Vivendi Universal’s principal independent public accountants for the fiscal year in the two-year period ended December 31, 2003 with respect to our Consolidated Financial Statements.

      RSM Salustro Reydel (RSM) has served as Vivendi Universal’s other principal independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003 with respect to our Consolidated Financial Statements.

      The following table presents the aggregate fees for services paid to Barbier and RSM for the fiscal years 2002 and 2003:

	RSM		Barbier

	Amount		Amount

Millions of euros	2003	2002(a)	2003	2002(a)

Audit fees	7.8	7.8	10.4	15.4
Audit-related fees	1.9	3.6	12.7	12.8

Tax fees	—	—	—	—
All Other fees	—	—	—	—

Total	9.7	11.4	23.1	28.2

(a)	Excluding Veolia Environnement.

     Audit fees consist of fees billed by any of RSM and Barbier (the Auditors) for the audit of the consolidated financial statements of Vivendi Universal and its subsidiaries, audits of subsidiary financial statements (including statutory audits required by local law), review of interim financial statements and other procedures required to be performed by the Auditor in connection with these reviews and/or the issuance of its audit process. Audit fees also include fees for services performed by the Auditors that are closely related to the audit and in many cases could only be provided by our Auditors. Such services include comfort letters and consents provided in connection with capital raising activities, certain reports, attestations, or similar documents relating to regulatory filings by Vivendi Universal and its subsidiaries.

      Audit related fees consist of fees billed by the Auditors for services that are related to the performance of the audit or review of the consolidated financial statements of Vivendi Universal and its subsidiaries. Audit related services include due diligence services in connection with potential business acquisitions or divestitures, audits of employee benefit plans, specific agreed upon procedures required from time to time in order to respond to requests or questions from regulatory authorities or to comply with financial reporting or other regulatory requirements and other audit services.

      Vivendi Universal’s principal auditors did not provide, for the year ended December 31, 2003 and 2002, any services that would be classified under the caption Tax Fees or All Other Fees.

      In addition, PwC Audit (PwC), appointed at the shareholders meeting of April 29, 2003, served as Vivendi Universal’s statutory auditor for certain of its subsidiaries for the fiscal year ended December 31, 2003. As a result of Vivendi Universal’s divestitures, specifically, the NBC-Universal Transaction, and the subsequent reduction of Vivendi Universal’s consolidation scope, PwC resigned as statutory auditor on June 8, 2004.

Audit Committee Pre-approval of Policies and Procedures

      The Audit Committee is responsible, to the extent permitted by French law, for establishing and following the procedures relating to the appointment, compensation, retention and oversight of Vivendi Universal’s independent auditors. The Audit Committee provides a recommendation to Vivendi Universal’s board of directors regarding the appointment and terms of compensation of the Auditor. The Audit Committee also examines auditor independence principles and rules relating to services provided by the Auditor and the scope of the audit. In addition, the Audit Committee pre-approves all permitted audit and non-audit services performed by the Auditor, in order to assure that these services do not impair the Auditor’s independence or judgment.

      The Audit Committee pre-approves all permitted audit and non-audit services performed by the Auditor, in order to assure that these services do not impair the Auditor’s independence or judgment. The policy provides for general annual pre-approval of certain specified permitted services up to €500,000 for each engagement and requires specific pre-approval for engagements exceeding that amount and for all other permitted services. Each year, the Audit Committee, which has been given the authority by Vivendi Universal’s board to decide upon such matters, will be called upon to render a favorable opinion on all permitted audit and non-audit services with an estimated costs of up to €500,000 for each engagement to be entered into for the next 12 months.

PART III

Item 17:     Financial Statements

      Not applicable.

Item 18:     Financial Statements

      See our Consolidated Financial Statements beginning at page F1.

VIVENDI UNIVERSAL

Report of Independent Auditors

To the Shareholders of Vivendi Universal:

      We have audited the accompanying consolidated statements of financial position of Vivendi Universal and subsidiaries (together the “Company”), as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003, expressed in Euros. We have also audited the information presented in Note 32 which includes the effect of the differences between accounting principles generally accepted in France and generally accepted accounting principles in the United States of America on the Company’s consolidated net loss and shareholder’s equity as of and for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were jointly audited by Barbier Frinault & Cie, a member firm of Andersen Worldwide and RSM Salustro Reydel and whose report dated March 28, 2002, except for Note 14 as to which the date is May 24, 2002, expressed an unqualified opinion on these statements. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of the Certified Public Accountants.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, (i) the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in France and (ii) the information with respect to generally accepted accounting principles in the United States of America as of and for the years ended December 31, 2003 and 2002 set forth in Note 32.

      The accounting practices of the Company used in preparing the accompanying consolidated financial statements vary in certain respects from generally accepted accounting principles in the United States of America. A description of the significant differences between the Company’s accounting practices and generally accepted accounting principles in the United States of America and the effect of those differences on the consolidated net loss for the years ended December 31, 2003 and 2002 and shareholders’ equity as of December 31, 2003 and 2002 is set forth in Note 32 to the consolidated financial statements.

/s/ RSM SALUSTRO REYDEL RSM Salustro Reydel	/s/ BARBIER FRINAULT & CIE ----------------------------------------------- Barbier Frinault & Cie A member firm of Ernst & Young International

Paris and Courbevoie, France

April 8, 2004
(Except with respect to matters discussed in Note 32 as to which date is June 30, 2004)

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

      Without calling into question the opinion expressed above, we wish to draw your attention to the subsection “Changes in Accounting Principles and Financial Statement Presentation” of the section of the notes “Summary of Significant Accounting Policies and Practices” which states the change in presentation of the Consolidated Statement of Income and the change in definition of the exceptional items.

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

/s/Barbier Frinault & Cie Barbier Frinault & Cie. a member firm of Andersen Worldwide	/s/RSM Salustro Reydel RSM Salustro Reydel

Paris France,

March 28, 2002
(Except with respect to the matters discussed in Note 14 as to which the date is May 24, 2002)

(1)	This report is a copy of the previously issued joint audit report which has not been reissued.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,

	Note	2003	2002	2001

		(In millions)
ASSETS
Goodwill, net	4	€17,789	€20,062	€37,617
Other intangible assets, net	5	11,778	14,706	23,302
Property, plant and equipment, net	6	6,365	7,686	23,396
Investments accounted for using the equity method	7	1,083	1,903	9,176
Other investments	8	3,549	4,138	5,583

Total long-term assets	26	€40,564	€48,495	€99,074

Inventories and work-in-progress		744	1,310	3,163
Accounts receivable	9	8,809	9,892	21,094
Deferred tax assets	24	1,546	1,613	4,225
Short-term loans receivable		140	640	2,948
Marketable securities	10	259	88	3,773
Cash and cash equivalents	17	2,858	7,295	4,725

Total current assets		€14,356	€20,838	€39,928

Total Assets		€54,920	€69,333	€139,002

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital		€5,893	€5,877	€5,972
Additional paid-in capital		6,030	27,687	28,837
Retained earnings and others		—	(19,544)	1,939

Total shareholders’ equity	11	€11,923	€14,020	€36,748

Minority interests	12	4,929	5,497	10,208
Other equity	13	1,000	1,000	—
Deferred income		560	579	1,856
Provisions	14	2,294	3,581	6,331
Long-term debt	17	9,621	10,455	27,777
Other non-current liabilities and accrued expenses	19	2,407	3,894	5,688

		€32,734	€39,026	€88,608

Accounts payable	20	12,261	13,273	26,414
Deferred tax liabilities	24	5,123	7,857	9,977
Bank overdrafts and other short-term borrowings	17	4,802	9,177	14,003

Total current liabilities		€22,186	€30,307	€50,394

Total Shareholders’ Equity and Liabilities		€54,920	€69,333	€139,002

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

		Year Ended December 31,

	Note	2003(a)(b)	2002(a)(b)	2001

		(In millions, except per share
		amounts)
Revenues	21	€25,482	€58,150	€57,360
Cost of revenues	21	(15,268)	(40,574)	(39,526)
Selling, general and administrative expenses		(6,812)	(12,937)	(13,699)
Other operating expenses, net		(93)	(851)	(340)

Operating income	21	€3,309	€3,788	€3,795
Financing expense		(698)	(1,333)	(1,455)
Other financial expenses, net of provisions	22	(509)	(3,409)	(473)

Financing and other expenses, net		€(1,207)	€(4,742)	€(1,928)

Income (loss) before gain on businesses sold, net of provisions, income taxes, equity interest, goodwill amortization and minority interests		€2,102	€(954)	€1,867
Gain on businesses sold, net of provisions	23	602	1,049	2,365
Income tax expense	24	408	(2,556)	(1,579)

Income (loss) before equity interest, goodwill amortization and minority interests		€3,112	€(2,461)	€2,653
Equity in earnings of sold subsidiaries(b)		1	17	—
Equity in (losses) earnings of unconsolidated companies		71	(294)	(453)
Equity loss in Veolia Environnement impairment(c)		(203)	—	—
Goodwill amortization		(1,120)	(1,277)	(1,688)
Impairment losses	4	(1,792)	(18,442)	(13,515)

Income (loss) before minority interests		€69	€(22,457)	€(13,003)
Minority interests	12	(1,212)	(844)	(594)

Net loss		€(1,143)	€(23,301)	€(13,597)

Loss per basic share		€(1.07)	€(21.43)	€(13.53)

Weighted average common shares outstanding (in millions)(d)		1,071.7	1,087.4	1,004.8

(a)	Unaudited pro forma information is presented in Note 2. It illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc) and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting for Veolia Environnement using the equity method with a 20.4% ownership interest as of January 1, 2002 instead of December 31, 2002.

(b)	In 2002 and 2003, Vivendi Universal applied the treatment proposed in paragraph 23100 of Rule 99.02 of the “Comité de la Réglementation Comptable” (French Accounting Standards Board) and presented the equity in earnings of businesses sold during each of these financial years on the “Equity in earnings of sold subsidiaries” line in the Consolidated Statement of Income. In 2002, sold subsidiaries included all of the Vivendi Universal Publishing activities excluding Vivendi Universal Games, publishing activities in Brazil, and the Consumer Press Division and Comareg. In 2003, sold subsidiaries include the Consumer Press Division, which was sold in early February 2003.

(c)	The impairment loss of €203 million corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e. €453 million), after a notional impairment of goodwill initially recorded as a reduction of shareholders’ equity of €250 million, as prescribed by French GAAP.

(d)	Excluding treasury shares recorded as a reduction of shareholders’ equity (4,360 shares as at December 31, 2003). The weighted average common shares outstanding does not include the potential dilution effect of outstanding convertible or refundable bonds and stock options representing approximately 137.9 million common shares as at December 31, 2003, versus 146.3 million shares as at December 31, 2002. (Please see Note 11.4).

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,

	Note	2003(a)	2002(a)	2001(a)

		(In millions)
Cash flow — operating activities:
Net loss		€(1,143)	€(23,301)	€(13,597)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	25	4,759	24,040	19,050
Equity loss in Veolia Environnement impairment		203	—	—
Financial provisions and provisions related to businesses sold(b)		(1,007)	2,895	482
Gain on sale of property, plant and equipment and financial assets, net		47	(1,748)	(2,546)
Undistributed earnings from affiliates, net(c)		(13)	456	439
Deferred taxes	24	(842)	1,608	379
Minority interests		1,212	844	594
Changes in assets and liabilities, net of effect of acquisitions and divestitures	25	670	(124)	(301)

Net cash provided by operating activities		€3,886	€4,670	€4,500
Cash flow — investing activities:
Capital expenditures	26	(1,552)	(4,134)	(5,338)
Proceeds from sale of property, plant and equipment and intangible assets		477	158	464
Purchases of investments(d)		(4,422)	(4,792)	(8,203)
Sales of investments(d)		1,408	10,987	1,947
Sale of spirits and wine business		—	—	9,359
Sales (purchases) of portfolio investments		—	—	4,395
Net decrease (increase) in financial receivables		140	(2,027)	278
Purchases of treasury shares held as marketable securities		—	—	(141)
Sales (purchases) of marketable securities		49	213	1,579

Net cash provided by (used for) investing activities		€(3,900)	€405	€4,340
Cash flow — financing activities:
Net increase (decrease) in short-term borrowings		(7,259)	(5,991)	(1,670)
Notes mandatorily redeemable for new shares of Vivendi Universal		—	767	—
Proceeds from issuance of borrowings and other long-term debt		5,657	2,748	5,195
Principal payment on borrowings and other long-term liabilities		(1,947)	(1,854)	(5,900)
Net proceeds from issuance of common shares		71	1,622	582
Sales (purchases) of treasury shares(e)		(98)	1,973	(4,253)
Cash dividends paid		(737)	(1,300)	(1,423)
Cash payment to InterActiveCorp		—	(1,757)	—

Net cash provided by (used for) financing activities		€(4,313)	€(3,792)	€(7,469)
Foreign currency translation adjustment on cash and cash equivalents		(110)	1,287	83

Change in cash and cash equivalents(f)		€(4,437)	€2,570	€1,454

Cash and cash equivalents:
Beginning		€7,295	€4,725	€3,271

Ending		€2,858	€7,295	€4,725

(a)	Includes 100% of Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with 51% and 92% voting interests, respectively, and 35% and 86% ownership interests, respectively. It also includes 100% of SFR (formerly known as Cegetel Groupe SA) which is controlled by Vivendi Universal with an approximate 56% ownership interest as of December 31, 2003. (Please see Note 27 “Significant Subsidiaries” for further information with respect to the evolution of Vivendi Universal’s ownership interest in this business unit.) The cash flow contribution from these subsidiaries for the years ended December 31, 2003 and 2002 is disclosed in Note 25.2 “Selected Contribution Data”.

(b)	In 2003, comprised of financial provisions reported in “Other Financial Expenses, Net of Provisions” (€692 million, please see Note 22) and provisions reported in “gain on businesses sold, net of provisions” (€315 million, please see Note 23).

(c)	Includes the reversal of equity in earnings of sold subsidiaries.

(d)	Includes net cash from acquired and divested companies, particularly the acquisition of BT’s 26% interest in SFR Cegetel Group (formerly known as Cegetel Groupe SA) for €4 billion on January 23, 2003.

(e)	Includes impact of settlement of put options on treasury shares (€104) million as of December 31, 2003 compared with (€883) million as of December 31, 2002.

(f)	Includes interest paid (comprised of all cash impacts related to financing activities), net of €621 million, €1,333 million and €1,402 million in 2003, 2002 and 2001, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained Earnings and Others

					Cumulative
					Foreign
	Common shares		Additional		Currency
			Paid-In	Retained	Translation	Treasury		Shareholders’
	Number	Amount	Capital	Earnings	Adjustment	Shares(a)	Total	Equity

	(Thousands)

		(In millions)
Balance at December 31, 2000	1,080,808	€5,945	€27,913	€23,424	€(486)	€(121)	€22,817	€56,675
Net loss for the year 2001	—	—	—	(13,597)	—	—	(13,597)	(13,597)
Foreign currency translation adjustment	—	—	—	—	1,483	—	1,483	1,483
Dividends paid, €1 per share(b)	—	—	—	(1,203)	—	—	(1,203)	(1,203)
Goodwill from business combination reversed following the divestiture of Eurosport	—	—	—	35	—	—	35	35
Conversion of ex-Seagram exchangeables	31,549	173	2,335	(2,508)	—	—	(2,508)	—
Conversion of ex-Seagram stock options	3,452	19	255	—	—	—	—	274
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	10,142	56	419	—	—	—	—	475
Common shares cancelled (treasury shares)	(40,123)	(221)	(2,070)	—	—	—	—	(2,291)
Treasury shares and stripped shares allocation	—	—	—	350	—	(4,984)	(4,634)	(4,634)
Release of revaluation surplus and other	—	—	(15)	(454)	—	—	(454)	(469)

Balance at December 31, 2001	1,085,828	€5,972	€28,837	€6,047	€997	€(5,105)	€1,939	€36,748
Net loss for the year 2002	—	—	—	(23,301)	—	—	(23,301)	(23,301)
Foreign currency translation adjustment	—	—	—	—	(3,615)	—	(3,615)	(3,615)
Dividends paid, €1 per share	—	—	(890)	(421)	—	—	(421)	(1,311)
Goodwill from business combination reversed	—	—	—	1,001	—	—	1,001	1,001
Conversion of ex-Seagram exchangeables	11,463	63	848	(887)	—	—	(887)	24
Conversion of ex-Seagram stock options	1,239	7	92	—	—	—	—	99
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	1,396	8	48	—	—	—	—	56
Common shares cancelled (treasury shares)	(31,367)	(173)	(1,248)	—	—	—	—	(1,421)
Treasury shares and stripped shares allocation	—	—	—	807	—	5,100	5,907	5,907
Release of revaluation surplus and other	—	—	—	(167)	—	—	(167)	(167)

Balance at December 31, 2002	1,068,559	€5,877	€27,687	€(16,921)	€(2,618)	€(5)	€(19,544)	€14,020
Net loss for the year 2003	—	—	—	(1,143)	—	—	(1,143)	(1,143)
Foreign currency translation adjustment	—	—	—	—	(1,132)	—	(1,132)	(1,132)
Appropriation of net income	—	—	(21,789)	21,789	—	—	21,789	—
Conversion of ex-Seagram exchangeables	2,052	11	152	(163)	—	—	(163)	—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan	3,361	19	18	—	—	—	—	37
Common shares cancelled (treasury shares)	(2,453)	(14)	(38)	—	—	—	—	(52)
Treasury shares and stripped shares allocation	—	—	—	52	—	5	57	57
Release of revaluation surplus and other	—	—	—	136	—	—	136	136

Balance at December 31, 2003	1,071,519	€5,893	€6,030	€3,750	€(3,750)	€—	€—	€11,923

(a)	Excluding stripped shares.

(b)	Of which €263 million of “précompte” (equalization tax due to the French tax authorities if dividends are distributed out of profits that have not been taxed at the ordinary corporate income tax or that have been earned and taxed more than five years before distribution).

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1	Summary of Significant Accounting Policies and Practices

1.1. Basis of Presentation

      Vivendi Universal prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles in France (French GAAP), including Rule 99.02 of the French Accounting Standards Board.

1.2. Use of Estimates

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

1.3. Principles of Consolidation

      Full consolidation — All companies in which Vivendi Universal has a voting interest exceeding 50%, or over which it has another form of legal or effective control, are consolidated. In addition, Vivendi Universal consolidates a subsidiary only if no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block routine decisions taken by Vivendi Universal.

      Equity accounting — Affiliates in which Vivendi Universal has an interest exceeding 20% or otherwise exercises significant influence are accounted for using the equity method. Vivendi Universal also uses the equity method to account for its investments in certain affiliates in which it owns less than 20% of the voting shares, but exercises significant influence over the operating and financial decisions of the affiliate either (i) through representation on the affiliate’s board of directors in excess of its voting interest, or (ii) because there is no other shareholder with a majority voting interest in the affiliate, or (iii) because the Company exercises substantive participating rights that enable the Company to veto or block decisions taken by such affiliate’s board.

      Proportionate accounting — The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities the Company records its proportionate interest in the Consolidated Financial Statements.

      Special Purpose Entities (SPEs) — They are included in the scope of consolidation wherever one or more controlled enterprises have in substance, by virtue of contracts, agreements or statutory clauses, control of the entity and own an ownership share. Where one or more enterprises controlled by Vivendi Universal have, in substance, control of a SPE but do not hold any ownership share of this entity, the SPE is not consolidated and the notes to Consolidated Financial Statements disclose in detail the assets, liabilities and profits or losses of the SPE. Pursuant to Article 133 of the Loi de Sécurité Financière (LSF), every controlled SPE will be consolidated, even those in which the Company or its subsidiaries do not own any ownership share. The LSF, enacted on August 1, 2003, and which took effect on January 1, 2004, amended the accounting treatment for SPEs under French GAAP, canceling the requirement for a company to own at least one ownership share of any entity included in its scope of consolidation whenever this company is deemed to have in substance control of the entity. Rule 99-02 of the French Accounting Standards Board will be amended accordingly. This amendment is currently under review by the Conseil National de la Comptabilité (CNC), which will clarify the criteria for its implementation. Review of the potential impact of this accounting change will be completed when the criteria for implementation are available. Even though it is not possible to assess the potential impact of this accounting change on the treatment currently applied by Vivendi Universal, it might incrementally impact the Company’s total assets and liabilities in respect of real estate defeasances (please see Note 29.2), and the presentation of assets and liabilities in respect of Ymer (please see Note 27(f)).

      Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material intercompany accounts and transactions.

1.4. Foreign Currency Translation

      Translation of subsidiaries’ financial statements — Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the year-end exchange rate, and all income and expense accounts and cash flow statements are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as foreign currency translation adjustments in shareholders’ equity. The exchange rates for the US dollar used to prepare the Consolidated Financial Statements were as follow:

	December 31

	2003		2002		2001

	Closing Rate	Average Rate	Closing Rate	Average Rate	Closing Rate	Average Rate

US Dollar	1,245	1,120	1,030	0,934	0,878	0,897

      Foreign currency transactions — Foreign currency transactions are converted into euros at the exchange rate on the transaction date. Gains and losses resulting from settlements of receivables and payables denominated in foreign currency are recorded in current period earnings.

1.5. Revenues and Costs

1.5.1. Canal+ Group and Vivendi Universal Entertainment (VUE)

      Filmed entertainment — Generally, theatrical films are produced or acquired for initial distribution in the worldwide theatrical market followed by distribution in the home video, worldwide pay television, network exhibition, television syndication and basic cable television markets. Television films and series are licensed for network exhibition, domestic and foreign syndication, cable and pay television, and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for telecast, and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its first broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of product for retail sale. Vivendi Universal has distribution agreements for the distribution of film products in the worldwide theatrical home video markets. Vivendi Universal recognizes distribution fees for film distribution in the theatrical market as films are exhibited and for home video sales upon shipment and availability of product for retail sale.

      Theatrical and television products are amortized and related participation and residual costs are expensed based on the ratio of the current period’s gross revenues to estimated total gross revenues from all sources on an individual film forecast basis. Estimated losses, if any, are provided for in full in the current period earnings on an individual film forecast basis when such losses are estimated. Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted, as necessary. Such adjustments could have a material effect on results of operations in future periods.

      Cost of revenues includes film and television costs amortization, participation and residual expenses, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs.

      Cable and network — Revenues from subscriber fees related to pay television, cable or satellite programming are recognized as revenue in the period the service is provided and advertising revenues are recognized in the period during which the advertising commercials are exhibited. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls (“makegoods”) until such subsequent airings are conducted. Subscriber management and acquisition costs, as well as television distribution expenses are included in cost of revenues.

      In respect to filmed entertainment and cable and network, selling, general and administrative expenses include salaries and benefits, rent expense, consulting and auditing fees, insurance expense, travel and entertainment expense, administrative departments’ costs (e.g. finance, human resources, legal, information technology, headquarters) and other operating expenses.

      Theme parks and retail operations — Revenues at theme parks are usually recognized at the time of visitor attendance, except for multi-day or annual passes, which Vivendi Universal recognizes over the period benefited. Revenues for retail operations are recognized at the point-of-sale. Cost of revenues includes cost of food, beverage and merchandise, inventory damage and obsolescence expenses, and duty and freight costs. Selling, general and administrative expenses include indirect warehouse expense, including receiving and inspection expense.

1.5.2. Universal Music Group (UMG)

      Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for product sales with terms FOB shipping point and on delivery for products sold FOB destination. Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artist costs and recording costs. Included in selling, general and administrative expenses are marketing and advertising expenses and selling costs, bad debt losses and obsolete inventory and overhead costs.

1.5.3. Vivendi Universal Games (VUG)

      VUG records revenue when the customer accepts the risk of ownership. Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.

1.5.4. Telecoms

      Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from sales of telecommunications equipment, net of point-of-sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate. Customer acquisition costs and loyalty costs relating to mobile customers are expensed as incurred. These costs consist principally of commissions, rebates paid to distributors and rebates on customers invoices for loyalty and promotion.

      Cost of revenues includes purchasing costs, interconnection and access costs, network costs and equipment costs. Selling, general and administrative expenses include commercial costs, which consist of marketing costs, commissions to distributors, customer care, head office and administrative costs, including wages and salary.

1.5.5. Veolia Environnement

      Revenues on public service contracts are recognized on transfer of ownership or as services are provided, according to the terms of the contract. Title is considered to have passed to the customer when goods are shipped. Revenues include operating subsidies and exclude production for own use.

1.5.6. Other costs

      The cost of advertising is expensed as incurred. However, certain costs related to the change in Vivendi Universal’s corporate name have been capitalized and are being amortized over five years.

1.6. Earnings per Share

      Vivendi Universal presents basic and diluted earnings per share (EPS). Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period, excluding treasury shares recorded as a reduction of shareholders’ equity. Diluted EPS adjusts basic EPS for the potential dilutive effects of outstanding convertible bonds, stock options and any other potentially dilutive financial instruments. If the Company recognizes a net loss, the diluted EPS corresponds to the basic EPS.

1.7. Long-term Assets

1.7.1. Goodwill and business combinations

      All business combinations are accounted for as purchases. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. In case of acquisition of further interest in a subsidiary, the purchase price is allocated to the extent of the acquired interest. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis (i.e. over 40 years, excluding some specific insignificant operations). Subsidiaries acquired are included in the Consolidated Financial Statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent Consolidated Statement of Financial Position date.

      Impairment losses reduce the net carrying value of goodwill which is amortized on a straight-line basis over the residual period of the amortization schedule.

1.7.2. Research and development costs

      Costs of computer software to be sold, leased or marketed — Capitalized software development costs represent costs incurred in connection with the internal development of products. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility is determined on a product-by-product basis. Amounts related to software development which are not capitalized are charged immediately to research and development expense.

      Capitalized software development costs are amortized over a period of six months commencing in the month that the product is released. Capitalized software development costs are reviewed by the Company periodically for realizability. Any capitalized software development costs not considered recoverable are written off.

      Costs of internal use software — Direct internal and external costs incurred to develop computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

      Other research and development costs — All other research and development costs are expensed as incurred.

1.7.3. Other intangible assets

      Other intangible assets include trade names, market shares and specific assets recognized by the business units.

      Vivendi Universal recognizes only acquired trade names and market shares which are determined at the time of the purchase price allocation using generally accepted methods. They are not amortized but are subject to impairment tests.

      Canal+ Group and VUE — Inventories of theatrical and television products (“film costs”), which are produced or acquired for sale to third parties, are stated at the lower of cost, less accumulated amortization, or fair value. Film costs principally consist of direct production costs, production overhead and capitalized interests. A portion of Vivendi Universal’s cost to acquire Seagram Company Ltd. (“Seagram”) in December 2000 was allocated to film costs, including an allocation to previously released films whose initial release dates were at least three years prior to the Vivendi Universal acquisition (“library product”). Acquired library product is amortized on a straight-line basis over 20 years.

      License agreements for program material are accounted for as a purchase of program rights. The asset related to the program rights acquired and the liability for the obligation incurred are recorded at their gross value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on the straight-line basis as programs air, however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred. Management periodically reviews the carrying value of program rights and records write-offs, as warranted, based on changes in programming usage.

      The multiple service operator (MSO) agreement for VUE’s established cable channel is considered an intangible asset, with an indefinite term. MSOs for VUE’s other cable channels with limited distribution are amortized over useful lives ranging from 7 to 9 years. Program rights, net of amortization and classified as current assets, include the portion of unamortized costs of program rights allocated to network, first run syndication and initial international distribution markets.

      UMG — Catalog rights for both music publishing and recorded music are amortized over a period of 20 years. Recoupable long-term artist advances, which are recouped over the life of the artist, are capitalized only in the case of “proven” artists, defined as those whose past performance and current popularity support capitalization. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved. They are expensed with direct costs associated with the creation of record masters as the related royalties are earned.

      Télécom — Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. The license to operate a 3G (third-generation) UMTS mobile telephony service in France is recognized for the fixed upfront fee paid at the granting of the license. Pursuant to Notice No. 2002-B issued by the task force of the CNC, the variable fee (equal to 1% of the eligible sales) will be recorded as an expense when incurred.

1.7.4.	Property, plant and equipment

      Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 20 — 30 years for buildings and 3 — 15 years for equipment and machinery. Assets financed by finance lease contracts, such as those that include a purchase option (known in France as “credit-bail”), are capitalized. They are depreciated on a straight-line basis over the estimated useful life of the assets generally when the title is to be transferred to the Company at the termination of the lease term. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.

1.7.5.	Impairment of long-term assets

      Long-term assets, including goodwill and other intangible assets, are tested for impairment at least on an annual basis. Long-term assets of reporting units are tested for impairment on a semi-annual basis if an event occurs or circumstances change that are more likely than not to reduce the fair value of reporting units below their carrying amount. In such instances, the fair value of reporting units is re-assessed and an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value of the long-term assets.

      The fair value of reporting units is determined as the value in use, meaning the value of future economic benefits to be obtained from utilization plus residual value. It derives from estimated future economic benefits which can be determined through income or market approaches. Generally, the fair value of reporting units is determined on a discounted cash flows method (DCF), supported by a market approach (guideline company), both determined with the assistance of a third-party appraiser. The fair value of long-term assets is defined as the value of future economic benefits to be obtained from utilization plus residual value. It is determined with the assistance of a third-party appraisal, through the DCF method.

      The DCF method takes into account cash flow, discount rate and perpetual growth rate. The cash flows used to estimate fair value are consistent with the most recent budget and plan approved by the Company’s management and presented to the board of directors. The discount rate is based upon an analysis of the weighted average cost of capital of the relevant reporting units. Their cost of capital and growth rate are determined by taking into account the specific business environment in which each reporting unit operated, and specifically the maturity of the market and the geographic localization of its operations.

      Fair market value is defined as the amount at which the unit could be sold in a current transaction between willing parties, net of transaction costs. The standard criteria used are comparison to similar listed companies, assessment based on the value attributed to the reporting units involved in recent transactions, and quoted market prices.

      Reporting units involved in the asset divestiture program approved by the board of directors are assessed on the basis of their net realizable value.

1.8.	Current assets

      Inventories are valued either on a first-in-first-out or a weighted average cost basis and are recorded at the lower of cost or net realizable value.

      Royalties and license agreements at VUG consist primarily of prepayments for manufacturing royalties and license fees paid to organizations for use of their trade names and content. Also included in royalties and license arrangements are prepayments made to independent software developers under development arrangements that have alternative future uses. Royalties and license agreements are also reviewed by management periodically for impairment, and any costs considered impaired are written off.

      Cash and cash equivalents consist of cash in banks and highly liquid investments with initial maturities of three months or less.

      Marketable securities consist of other highly liquid investments and Vivendi Universal treasury shares held in share price stabilization transactions, or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction of shareholders’ equity. Marketable securities are carried at cost and a valuation allowance is accrued if the fair market value is less than the carrying value.

1.9.	Liabilities

      Provisions are recognized when (i) at the end of the reporting period the group has a legal, regulatory or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) the obligation can be reliably estimated. The amount recognized as a provision represents the best estimate of the risk at the Consolidated Statement of Financial Position date. Provisions are stated at undiscounted nominal value, with the exception of provisions for earn-outs which are stated at the present value of future obligations. If no reliable estimate can be made of the amount of the obligation, no provision is recorded. The information is then presented in Note 29.5 “Contingent Liabilities”.

Employee benefit plans

      In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care and life insurance and post-employment benefits, principally severance for eligible employees. Retirement pensions are provided for substantially all employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans. Vivendi Universal’s funding policy is consistent with applicable government funding requirements and regulations. The defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but do not hold Vivendi Universal shares. Contributions to defined contribution and multi-employer plans are funded and expensed currently.

      For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit cost method. This method considers the probability of employees remaining with Vivendi Universal until retirement, foreseeable changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets and liabilities and related net expense over the estimated term of service of the Company’s employees.

      Furthermore, Vivendi Universal applies the following rules:

•	The fair value of plan assets is deducted from the accrued liabilities;

•	The actuarial gains and losses are amortized using the minimal amortization method: actuarial gains and losses in excess of 10% of the greater of the obligation or the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants).

      As part of the work performed by the Company to implement IFRS, it is currently evaluating the impact of the CNC’s recommendation 03-R-01 on accounting for defined benefit plans issued on April 1, 2003. This recommendation is based on IAS 19 “Employee Benefits”.

1.10. Other

      Deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax base values of assets and liabilities. Deferred tax amounts, recorded at the applicable rate at closing date, are adjusted to allow for the impact of changes in tax law and current tax rates. Deferred tax assets are recognized for deductible temporary differences, tax losses and tax carry forwards. Their net realizable value is estimated according to recovery prospects. Deferred tax liabilities on retained earnings of foreign subsidiaries are not recorded.

Bonds exchangeable for shares issued by Vivendi Universal

      On issuance of bonds exchangeable for shares the premium is not recorded as a liability since the borrowing is intended to be redeemed in the form of shares and consequently represents a contingent liability. In case of a significant difference between the share price and the redemption price, a provision is accrued to cover probable cash redemption of the bonds. It is calculated pro rata temporis over the duration of the bonds.

Derivative financial instruments

      Vivendi Universal uses various derivative financial instruments to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. Most derivative instruments used by the group do not qualify as hedges for accounting purposes, and are therefore recorded at the lower of fair value or cost value, which is generally null for interest rate swaps. Losses relating to the periodic change in fair value and unrealized gains related to currency instruments are recorded as income or expenses of the current period. Gains and losses arising from the change in the fair value of instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

Stock-based compensation

      Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity method investees. The purpose of these stock option plans is to align shareholder and management interests by providing an additional incentive to improve company performance and increase the share price on a long-term basis.

      In case of the issuance of new shares, shareholders’ equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In the other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or their fair value or the strike price of the stock options hedged. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

      Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity method investments to purchase shares in Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.

Note 2	Pro Forma Information (Unaudited)

2.1. Data Comparability

      In 2002 and 2003, Vivendi Universal applied the option proposed in paragraph 23100 of Rule 99-02 of the French Accounting Standards Board and presented the equity in (losses) earnings of the businesses which were sold during each of these financial years on one line in the Consolidated Statement of Income when these divestitures were significant. In 2002, this treatment concerned all of Vivendi Universal Publishing excluding: Vivendi Universal Games; publishing activities in Brazil; the Consumer Press Division, which was sold in February 2003; and Comareg, which was sold in May 2003. In 2003, this treatment concerned the Consumer Press Division.

	Year Ended December 31, 2002

		Publishing	Publishing
		Activities	Activities
	Veolia	Divested in	Divested in
	Environnement(a)	2002(b)	2003(c)	Total

	(In millions)
Revenues	€30,038	€2,838	€572	€33,448
Operating income	1,911	268	(14)	2,165
Financing and other expenses, net	(648)	(116)	(7)	(771)
Gain on businesses sold, net of provisions	(76)	(50)	(9)	(135)
Net loss	€235	€17	€(33)	€219

(a)	Veolia Environnement is fully consolidated in the 2002 Consolidated Statement of Income.

(b)	Vivendi Universal publishing activities divested in 2002 are presented on the line “equity in earnings of sold businesses” in the 2002 Consolidated Statement of Income.

(c)	Vivendi Universal publishing activities sold in 2003 comprised the Consumer Press Division, sold in February and presented on the line “equity in earnings of sold businesses” in the 2003 Consolidated Statement of Income, and Comareg, sold in May.

2.2	Pro Forma Consolidated Statement of Income (unaudited)

      2002 and 2003 unaudited pro forma Consolidated Statements of Income were reported as if the following transactions had occurred on January 1, 2002:

•	Reduction of participation in Veolia Environnement (VE).

•	Divestiture of all Vivendi Universal publishing activities, excluding Vivendi Universal Games and publishing activities in Brazil.

•	Acquisition of the entertainment assets of InterActiveCorp Inc. (IAC) (consolidated in the actual financial statements since May 7, 2002).

      This unaudited pro forma financial information is not necessarily indicative of the results Vivendi Universal would have reported had the transactions described above actually occurred at the dates adopted for the preparation of the pro forma financial information. The accompanying pro forma information is not intended to comply with Article 11 of Regulation S-X of the Securities Act.

	Year Ended December 31, 2003

		Divestiture of
		Publishing		Pro forma
	Reported	Activities		(Unaudited)

	(In millions, except per share amounts)
Revenues	€25,482	€(128	)(a)	€25,354
Cost of revenues	(15,268)	56	(a)	(15,212)
Selling, general and administrative expenses	(6,812)	66	(a)	(6,746)
Other operating expenses, net	(93)	—	(a)	(93)

Operating income	€3,309	€(6	)(a)	€3,303
Financing expense	(698)	3	(a)(b)	(695)
Other financial expenses, net of provisions	(509)	6	(a)	(503)

Financing and other expenses, net	€(1,207)	€9	(a)	€(1,198)

Income (loss) before gain on businesses sold, net of provisions, income taxes, equity interest, goodwill amortization and minority interests	€2,102	€3	(a)	€2,105
Gain on businesses sold, net of provisions	602	(155	)(a)(c)	447
Income tax expense	408	2	(a)	410

Income (loss) before equity interest, goodwill amortization and minority interests	€3,112	€(150	)(a)	€2,962
Equity in earnings of sold subsidiaries	1	(1	)(a)	—
Equity in (losses) earnings of unconsolidated companies	71	—	(a)	71
Equity loss in Veolia Environnement impairment	(203)	—	(a)	(203)
Goodwill amortization	(1,120)	—	(a)	(1,120)
Impairment losses	(1,792)	—	(a)	(1,792)

Income (loss) before minority interests	€69	€(151	)(a)	€(82)
Minority interests	(1,212)	—	(a)	(1,212)

Net loss	€(1,143)	€(151	)(a)	€(1,294)

Loss per basic share (in euros)	€(1.07)			€(1.21)

	Year Ended December 31, 2002

						Acquisition
		Reduction of		Divestiture of		of IAC
		Participation		Publishing		entertainment		Pro forma
	Reported	in VE		Activities		assets		(unaudited)

	(In millions, except per share amounts)
Revenues	€58,150	€(30,038	)(d)	€(572	)(a)	€617	(h)	€28,157
Cost of revenues	(40,574)	23,825	(d)	290	(a)	(340	)(h)	(16,799)
Selling, general and administrative expenses	(12,937)	4,018	(d)	292	(a)	(117	)(h)	(8,744)
Other operating expenses, net	(851)	284	(d)	4	(a)	—	(h)	(563)

Operating income	€3,788	€(1,911	)(d)	€14	(a)	€160	(h)	€2,051
Financing expense	(1,333)	713	(d)(e)	92	(a)(b)	(82	)(h)(i)	(610)
Other financial expenses, net of provisions	(3,409)	(35	)(d)	2	(a)	—	(h)	(3,442)

Financing and other expenses, net	€(4,742)	€678	(d)	€94	(a)	€(82	)(h)	€(4,052)

Income (loss) before gain on businesses sold, net of provisions, income taxes, equity interest, goodwill amortization and minority interests	€(954)	€(1,233	)(d)	€108	(a)	€78	(h)	€(2,001)
Gain on businesses sold, net of provisions	1,049	(1,332	)(d)(f)	853	(a)(c)	—	(h)	570
Income tax expense	(2,556)	437	(d)	(194	)(a)	(8	)(h)(j)	(2,321)

Income (loss) before equity interest, goodwill amortization and minority interests	€(2,461)	€(2,128	)(d)	€767	(a)	€70	(h)	€(3,752)
Equity in earnings of sold subsidiaries	17	—	(d)	(17	)(a)	—	(h)	—
Equity in (losses) earnings of unconsolidated companies	(294)	72	(d)(g)	—	(a)	(44	)(h)(k)	(266)
Goodwill amortization	(1,277)	285	(d)	5	(a)	(48	)(h)	(1,035)
Impairment losses	(18,442)	—	(d)	—	(a)	—	(h)	(18,442)

Income (loss) before minority interests	€(22,457)	€(1,771	)(d)	€755	(a)	€(22	)(h)	€(23,495)
Minority interests	(844)	270	(d)	1	(a)	3	(h)(l)	(570)

Net loss	€(23,301)	€(1,501	)(d)	€756	(a)	€(19	)(h)	€(24,065)

Loss per basic share (in euros)	€(21.43)							€(22.13)

      The unaudited pro forma adjustments are as follows:

•	Divestiture of Vivendi Universal publishing activities

(a)	Deconsolidates 2002 and 2003 income statements of publishing activities sold in 2002 and 2003; eliminates equity in earnings of disposed businesses recorded for a net amount of €17 million in 2002 and €1 million in 2003.

(b)	Records the reduction in interest expense, assuming that a fraction of the proceeds from the divestiture of publishing activities, which occurred in 2002 and in 2003, was received at the beginning of 2002, and assuming that it has been utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represents only the fraction of the proceeds not allocated to the financing of the 2003 acquisition of BT Group’s (BT) 26% participation in SFR Cegetel Group. Using the group’s average financing cost for 2002 and 2003 (4.1% and 4.09%, respectively), the reduction in interest expense amounted to €1 million in 2003 (pro rata temporis) and €86 million in 2002 (pro rata temporis).

(c)	Eliminates capital losses (net of fees) recorded in 2002 and 2003 as a result of the divestiture of publishing activities.

—	€844 million recorded in 2002 as a result of the divestiture of VUP Europe and Houghton Mifflin

—	€147 million recorded in 2003 as a result of the divestiture of Comareg and Consumer Press Division

      No tax effect was recorded on adjustments (b) and (c) as described above, since capital losses realized in France were offset against carryforwards relating to losses within the French tax group.

•	Reduction of participation in Veolia Environnement

(d)	Deconsolidates 2002 Veolia Environnement statement of income.

(e)	Records the reduction in interest expense, assuming that the €1,479 million proceeds from the divestiture of 15.5% of Veolia Environnement shares received on June 28, 2002 were received at the beginning of 2002, and assuming that they were utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represent only the fraction of the proceeds from the divestitures of Vivendi Universal’s participation in Veolia Environnement not allocated to the financing of the January 2003 acquisition of BT’s 26% participation in SFR Cegetel Group. Using the group’s average financing cost for 2002 (4.1%), the reduction in interest expense amounted to €30 million in 2002 (pro rata temporis).

(f)	Eliminates capital gain and dilution profit of €1,408 million (net of fees) recorded in 2002 as a result of the reduction of Vivendi Universal’s participation in Veolia Environnement.

(g)	Records 2002 equity earnings for Veolia Environnement of €113 million, at the December 2002 interest rate (20.4%).

      No tax effect was recorded on adjustments (e) and (f) as described above, since taxes on capital gain realized in France were offset against carryforwards relating to losses within the French tax group.

•	Acquisition of the entertainment assets of InterActiveCorp (IAC)

(h)	Consolidates the statement of income of the entertainment assets of IAC (fully consolidated starting May 7, 2002 in 2002 actual financial statements), starting at the beginning of 2002.

(i)	Records the additional interest expense, assuming that this acquisition was completed at the beginning of the financial year 2002. Regarding the entertainment assets of IAC, the interest expense was calculated using the interest rates of both the $1.6 billion bridge loan and the preferred A and B stocks (totaling $2.5 billion).

(j)	Includes tax effect on adjustment (i) as described above.

(k)	Eliminates equity earnings in USANi LLC. Until May 7, 2002, Vivendi Universal accounted for its 47.9% interest in USANi LLC as an equity investment, whose earnings amounted to €44 million in 2002.

(l)	Records minority interest, mainly related IAC’s and Barry Diller’s interests in VUE.

Note 3 Changes in Scope

      As of December 31, 2003, 1,164 companies were consolidated or accounted for using the equity method versus 1,287 companies as of December 31, 2002.

      The main changes in scope in 2003 (acquisition, divestiture, dilution or merger) are as follows:

—	Acquisition of 26% interest in Cegetel Groupe SA (January — total consideration paid: €4 billion). Please see Note 4.2.

—	Divestiture of Canal+ Technologies (January — consideration received: €191 million)

—	Divestiture of Consumer Press Division (February — consideration: €200 million)

—	Divestiture of Telepiù (April — consideration: €831 million)

—	Divestiture of Comareg (May — consideration: €135 million)

—	Divestiture of fixed line telecommunication in Hungary (May — consideration: €325 million)

—	Dilution in Sogecable (July). Please see Note 10 (a).

—	Divestiture of Canal+ Nordic (October — consideration: €70 million)

—	Dilution in UGC (December). Please see Note 7.1 (f).

—	Merger of Transtel, Cofira and SFR into Cegetel Groupe S.A. (December). Please see Note 27 (b).

—	Merger of Cegetel SA and Télécom Développement (December). Please see Note 27 (c).

      Please see Note 4 “Goodwill” for further information with respect to the impacts of these changes in scope on goodwill, and to Note 23 “Gain on businesses sold, net of provisions”.

NBC-Universal Transaction (agreed in 2003 and not finalized as of December 31, 2003)

      On October 8, 2003, Vivendi Universal and General Electric Company (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE) to form NBC Universal (the NBC Universal Agreement). Subject to customary approvals from various regulatory agencies, the closing is expected in the first half of 20041. This transaction will result in the divestiture of 80% of Vivendi Universal’s interest in VUE and a concurrent acquisition of a 20% interest in NBC resulting in an approximate 20% interest in NBC Universal. As a result, Vivendi Universal will deconsolidate VUE and will account for its interest in NBC Universal using the equity method. The VUE assets to be divested in this transaction will include Universal Pictures Group, Universal Television Group, Universal Studios Networks, and interests in five theme parks. Under the NBC Universal Agreement, (i) Vivendi Universal is responsible for the cost of the defeasance of certain covenants of the VUE Class A preferred interests and the net costs of the cash distributions on the VUE Class B preferred interests, and (ii) Vivendi Universal is entitled to certain economic benefits related to the value of the IAC2 stock. Under the terms of the NBC Universal Agreement, Vivendi Universal will pledge a portion of its NBC Universal stock to secure its obligations with respect to the defeasance of the VUE Class A preferred interests. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, limited risk-sharing on the divestiture of certain businesses and other matters customary for a transaction of this type.

      At December 31, 2003, the fair value of VUE denominated in US dollars, as per the NBC Universal Agreement, exceeded its carrying value also denominated in US dollars. However, due to the evolution of the US dollar/euro exchange rate through December 31, 2003 (1.2453 USD = 1 EUR) since the date of Vivendi

[1]	See Item 4 for the last developments regarding this transaction.

[2]	Formerly known as USA Interactive and prior thereto as USA Networks, Inc.

Universal’s acquisition of Universal Studios in December 2000 (0.89 USD = 1 EUR) and the date of Vivendi Universal’s acquisition of the entertainment assets of IAC in May 2002 (0.9125 USD = 1 EUR), a cumulative foreign currency loss is currently recorded as a reduction to shareholders’ equity through the currency translation adjustment account. Based on the 80% interest to be divested in VUE, Vivendi Universal will reclassify a pro-rata portion of this cumulative translation adjustment related to its investment in VUE to net income upon closing of the transaction in 2004. The foreign currency loss will reduce net income but will not impact shareholders’ equity or the cash position of Vivendi Universal. As of December 31, 2003, the foreign exchange currency loss associated with the transaction was approximately €3 billion. The actual foreign exchange currency loss will depend upon the actual US dollar/euro exchange rate at closing. It will be in part offset by the gain on the transaction in US dollars.

      This transaction had no impact on 2003 Vivendi Universal’s accounts.

Note 4 Goodwill

4.1. Changes in Goodwill

		Cumulative	Goodwill,
	Goodwill	Amortization	Net

	(In millions)
Balance at December 31, 2001	€54,159	€(16,542)	€37,617
Acquisition of the entertainment assets of InterActiveCorp (IAC)	9,608	—	9,608
Increased holding in MultiThématiques	542	—	542
Reduction of interest in Veolia Environnement	(7,569)	2,682	(4,887)
Other changes in consolidation scope	(876)	1,060	184
Amortization	—	(1,277)	(1,277)
Impairment	—	(18,442)	(18,442)
Foreign currency translation adjustment	(4,114)	831	(3,283)

Balance at December 31, 2002	€51,750	€(31,688)	€20,062

Acquisition of 26% interest in Cegetel Groupe SA	2,260	—	2,260
Divestiture of Telepiù	(1,754)	1,754	—
Divestiture of Canal+ Technologies	(2,336)	2,290	(46)
Deconsolidation of Sogecable	(593)	418	(175)
Divestiture of Canal+ Nordic	(541)	496	(45)
Final purchase price allocation of IAC entertainment assets (Please refer to Note 4.3)	(114)	—	(114)
Other changes in consolidation scope and other(a)	(2,495)	3,396	901
Amortization(b)	—	(1,120)	(1,120)
Impairment	—	(1,273)	(1,273)
Foreign currency translation adjustment	(5,016)	2,355	(2,661)

Balance at December 31, 2003	€41,161	€(23,372)	€17,789

(a)	Includes the divestiture of other publishing and internet operations and reclassification of impairment losses reducing the other intangible assets and other assets. Please see Note 4.5.

(b)	Includes an exceptional amortization of €129 million at Canal+ Group, which was recorded to offset the reversal of a provision relating to operating income in the first quarter of 2003. This provision was accrued in 2000 in connection with the purchase price allocation of Canal+ Group.

4.2. Purchase Price Allocation of the 26% Interest in SFR (Formerly Known as Cegetel Groupe)

      In January 2003, Vivendi Universal purchased BT Group’s 26% interest in Cegetel Groupe S.A. for €4 billion. As a result, Cegetel Groupe SA, which had been consolidated by Vivendi Universal with a 44% ownership interest (or a 59% voting interest), has been consolidated with a 70% ownership interest (or a 85% voting interest) since January 23, 2003 (and an approximate 56% ownership interest in respect to SFR, its mobile subsidiary). In addition, as a consequence of the simplification of SFR Cegetel Group’s capital structure, in December 2003, Vivendi Universal directly consolidates SFR, which became the holding company of SFR Cegetel Group, with approximately 56% voting and ownership interests.

      To the extent of the 26% interest acquired in SFR Cegetel Group through this transaction, Vivendi Universal has completed the allocation of the purchase price. The following table presents the final purchase price allocation:

26% interest
in SFR

(In millions)
Fair value of net assets acquired (26% interest)	€837
SFR tradename	264
Market share	650
Goodwill amortized over 40 years	2,260

Purchase price	€4,011

      The SFR trade name was recognized based on the discounted value of cost savings equal to royalties which would have been payable to third parties for the use of the trade name, had the Company not owned such trade name. Market share was valued on the basis of both new customer acquisition costs as of the date of this transaction and the discounted value of expected revenues attributable to existing customers at the acquisition date. These assets are considered to be indefinite-lived intangible assets, and thus not amortized. However, they are subject to a regular impairment review.

      The excess of the total consideration paid over the fair value of net assets acquired was recorded as goodwill, which is amortized on a straight-line basis over a 40-year period.

4.3. Purchase Price Allocation of the Entertainment Assets of InterActiveCorp (IAC)

      The following table presents the purchase price allocation of IAC’s entertainment assets, acquired in May 2002.

Entertainment
Assets of
InterActiveCorp

(In millions)
Film costs	€891
Accounts receivable	343
Property, plant and equipment	39
Identifiable intangible assets	1,200
Accounts payable and accrued expenses	(287)
Obligations for program rights and film costs	(447)
Other, net	(98)
Goodwill amortized over 40 years	9,494

Purchase price	€11,135

      The fair value of the consideration exchanged in the acquisition of IAC’s entertainment assets was determined by management with the assistance of an independent appraiser. VUE retained Standard & Poor’s Valuation Services to analyze the fair value of IAC’s tangible and intangible entertainment assets.

4.4. Purchase Price Allocation of 35% Interest in Maroc Telecom

      The following table shows the purchase price allocation of the 35% interest in Maroc Telecom acquired in April 2001:

35% interest in
Maroc Telecom

(In millions)
Télécom license	€340
Deferred tax liabilities	(119)
Fair value of other net assets acquired	335
Goodwill amortized over 40 years	1,862

Purchase price	€2,418

4.5. Impairment Losses

      In 2001 and 2002, due to the continued deterioration of the economy, as well as the decline in value of media and telecom assets since the Merger Transactions, combined with the impact of higher debt costs, the Company recorded impairment losses of €13.5 billion for the year ended December 31, 2001 and €18.4 billion for the year ended December 31, 2002.

      In 2003, as consistently done since the end of 2001, and in accordance with the recommendation of the AMF, Vivendi Universal re-assessed any potential reduction in the value of long-term assets associated with its reporting units. Third-party appraisers assisted in the assessment of these long-term assets, as well as with the general assessment of the reporting units.

      UMG registered a slightly larger than expected decrease in activity in 2003, somewhat offset by a volume increase in the North American retail market attributable to anti-piracy enforcement activities, the success of legitimate on-line music distribution, a decrease in the retail price of CDs, and the growth of new formats such as DVD videos). Given the above facts, Vivendi Universal’s management determined that the decline in activity and results of 2003 indicated a decline in the value of UMG as at December 31, 2003 compared to December 31, 2002. Accordingly, an impairment loss of €1,370 million was recorded, of which €1,100 million as a reduction of goodwill and €270 million in respect to music catalogs.

      VU Games’ very weak operating performance in 2003 resulted in a decline in the value of this reporting unit. Accordingly, an impairment loss of €61 million was recorded against trade names.

      Due essentially to declining market conditions in 2003, impairment losses of €361 million in 2003 were also recorded in other units; stemming mostly from VUE Universal Parks & Resorts (€188 million) and various Canal+ Group’s international assets under divestiture (€165 million).

      Vivendi Universal’s management also reviewed the value of its other assets and concluded that each of their values exceeded their carrying values, respectively. In particular, Vivendi Universal’s stake in SFR benefited from the strong increase in the market value of telecom assets in 2003; however, in accordance with GAAP, Vivendi Universal did not record the corresponding increase in SFR’s1 value in its books, even though it exceeds the magnitude of the impairment charges taken for both UMG and VU Games.

      Total impairment losses recorded in 2003 amounted to €1,792 million and were recognized as goodwill (€1,273 million), other intangible assets (€406 million) and investments accounted by the equity method (€113 million).

[1]	as illustrated by the increase of DJ Stoxx Télécom indice from 172 in the fall of 2002 to around 271, i.e. an increase of approximately 60%.

      The impact on goodwill of these losses is as follows:

		Cumulative	Cumulative Impairment as of December 31, 2003
	Goodwill,	Amortization												Goodwill,
	Gross as of	as of								Changes in				Net as of
	December 31,	December 31,	Recorded		Recorded		Recorded			scope and		Total		December 31,
	2003	2003	in 2001		in 2002		in 2003	Reclassification		other		impairment		2003

	(In millions)
Canal+ Group	9,997	(301)	(6,000)		(5,436)		(165)	249	(a)	5,156	(b)	(6,196)		3,500
Universal Music Group	11,862	(1,109)	(3,100)		(5,300)		(1,100)	600	(c)	2,261	(d)	(6,639)		4,114
Vivendi Universal Games	102	(52)	—		—		—	—		—		—		50
Vivendi Universal Entertainment	13,087	(777)	(1,300)		(6,500)		—	—		1,694	(d)	(6,106)		6,204

Media	35,048	(2,239)	(10,400)		(17,236)		(1,265)	849		9,111		(18,941)		13,868
SFR Cegetel Group	3,660	(354)	—		(206	)(e)	—	—		—		(206)		3,100
Maroc Telecom	1,793	(20)	(700)		(300)		—	—		(29)		(1,029)		744

Télécom	5,453	(374)	(700)		(506)		—	—		(29)		(1,235)		3,844
Other	660	(92)	(1,094)		(700)		(8)	—		1,311		(491)		77

	€41,161	€(2,705)	€(12,194	)(f)	€(18,442)		€(1,273)	€849		€10,393		€(20,667	)(g)	€17,789

(a)	Concerns the reclassification of impairment losses as a reduction of the carrying value of the film library of StudioCanal (€110 million), of certain affiliates accounted for using the equity method (€99 million), and other assets (€40 million).

(b)	Includes the deconsolidation of Canal+ Technologies (€2,206 million), Telepiù (€1,691 million), Canal+ Nordic (€439 million) and Sogecable (€388 million).

(c)	Concerns the reclassification of impairment losses as a reduction of the carrying value of music catalogs of €945 million, net of related deferred tax liabilities of €345 million.

(d)	Mainly relates to foreign currency translation adjustments and reclassifications.

(e)	Only relates to Télécom Développement.

(f)	In 2001, impairment losses as reported in the Consolidated Statement of Income (€13,515 million) included non-recurring goodwill amortization for €521 million and impairment losses related to investments accounted for using the equity method for €800 million (accrued as a depreciation of the carrying value of the related investments).

(g)	Before minority interest and impairment of goodwill previously recorded as a reduction of shareholders’ equity (i.e., a notional write-off of €1.7 billion accrued, cumulatively, in 2001 and 2002).

     For information, the principal assumptions used in determining the fair value of reporting units were:

	2003			2002

			Perpetual			Perpetual
	Method	Discount Rate	Growth Rate	Method	Discount Rate	Growth Rate

Canal+ Group
Pay TV(a)	DCF and guideline companies	8,0% - 10,0%	2,0% - 3,5%	DCF and guideline companies	9,1%	2,0% - 4,5%
StudioCanal	DCF and guideline companies	9,0%	2,0%	DCF and guideline companies	9,2%	2,5% - 3,5%
Sogecable	stock market price	—	—	stock market price	—	—
Sportfive	stock market price	—	—	stock market price with liquidity discount		—
Other international asset under divestiture(b)	net realizable value	—	—	net realizable value	—	—
Universal Music Group	DCF and guideline companies	10,0%	4,0%	DCF and guideline companies	9,0%	4,0%
Vivendi Universal Games	DCF and guideline companies	11,0%	6,0%	DCF and guideline companies	13,0%	7,0%
Vivendi Universal Entertainment	based on the transaction with GE signed in October 2003 to combine VUE and NBC			DCF and guideline companies	8,5% - 10,0%	3,0% - 6,0%
SFR Cegetel Group	based on the acquisition of BT Group’s 26% interest in January 2003			based on the acquisition of BT Group’s 26% interest in January 2003
Maroc Telecom	DCF and guideline companies	12,6%	2,5%	DCF and guideline companies	13,1%	2,5% - 3,5%
Other International assets in telecommunications and internet	net realizable value	—	—	net realizable value	—	—

DCF: discounted cash flow method.

(a)	Includes Canal+ SA, CanalSatellite, MultiThématiques and Media Overseas, for which the discount rate used in 2003 may vary up to 17.0% according to local risk premium.

(b)	In 2003 includes mainly Canal+ Nordic, Canal+ Benelux — Netherland and some Expand subsidiaries. In 2002 includes Telepiù, Canal+ Benelux, Canal+ Poland, Canal+ Nordic, Canal+ Technologies, and NC Numéricâble.

Note 5 Other Intangible Assets

	Balance at
	December 31,					Foreign Currency	Changes in Scope		Balance at
			Addition/		Divestiture/	Translation	of Consolidation		December 31,
	2001	2002	Allocation		Reversal	Adjustment	and Other		2003

	(In millions)
Other intangible assets	€30,128	€22,168	€2,320		€(516)	€(1,448)	€647		€23,171
Accumulated amortization	(6,826)	(7,462)	(3,001)		68	523	(1,521)		(11,393)

Other intangible assets, net	€23,302	€14,706	€(681)		€(448)	€(925)	€(874)		€11,778

Music publishing rights, catalogs and advances to artists(a)(b)	5,783	4,134	(402	)(c)	—	(184)	(1,036	)(d)	2,512
Audiovisual rights	2,038	1,424	165		(486)	(5)	(376)		722
Trade names, market shares, editorial resources(e)	7,984	2,903	(138	)(f)	7	(224)	279		2,827
Film costs, net of amortization	2,587	3,367	(335)		191	(439)	(169)		2,615
Télécom licenses(g)	680	989	(26)		—	(16)	—		947
Deferred charges(h)	1,391	542	(17)		(77)	(95)	132		485
Software(i)	703	627	105		(29)	—	(7)		696
Other	2,136	720	(33)		(54)	38	303		974

Other intangible assets, net	€23,302	€14,706	€(681)		€(448)	€(925)	€(874)		€11,778

The significant reduction of other intangible assets as at December 31, 2002 primarily results from the accounting of Veolia Environnement using the equity method from December 31, 2002.

(a)	Includes €246 million, €301 million and €313 million as of December 31, 2003, 2002 and 2001, respectively, for net long-term advances to artists which are recoupable against future royalties.

(b)	These assets include acquired intangibles, primarily those acquired with the Seagram Company Ltd. in December 2000, which were recorded on the basis of third-party appraisals obtained at that time and which were subsequently impaired as a result of updated appraisals in 2002 and 2003. The valuations were determined on a DCF method from the entire portfolio of recordings from artists under contract with the Company and recordings from artists no longer under contract, but for which the Company had continuing rights.

(c)	Includes an impairment loss of €270 million recognized in 2003 for publishing music catalogs valued using a DCF method and supported by an implied net publisher share (NPS) multiple analysis, NPS being defined as revenue less royalty expenses. Please see Note 4.5.

(d)	Includes a reclassification of impairment loss of €945 million in respect of music catalogs reported in 2002 as a reduction of goodwill. Please see Note 4.5.

(e)	At December 31, 2003 includes indefinite-lived intangible assets for €1,962 million. At that date they are mainly comprised of market share and trade name of SFR (€650 million and €264 million respectively), Universal trade name and Universal Studio Networks channel business step-up (€988 million), and MSO agreements (€710 million). In 2002, it took into account all of the above, excluding market share and SFR trade name, as well as Telepiù brand. In 2001, it also included the trade names of US Filter Corporation (subsidiary of Veolia Environnement, which has been accounted for using the equity method since December 31, 2002).

(f)	Impairment losses were recorded against VUE and VU Games trade names (€75 million and €61 million, respectively). Please see Note 4.5.

(g)	Includes Maroc Telecom’s license for €340 million (amortized on a straight-line basis over 15 years) and upfront fee of €619 million paid by SFR in September 2001 in connection with the acquisition of a 20-year license to operate a 3G UMTS mobile telephony service in France. The latter will be amortized on a straight-line basis from the date when the service commences through termination (i.e., August 2021).

(h)	Primarily comprises long-term receivables collected pursuant to TV contracts and advances to third parties recouped in the normal course of business or at the end of the contract.

(i)	At the end of 2003, VUG reviewed development costs of certain products that had previously been considered to have reached technological feasibility. The previously capitalized cost of €54 million ($62 million) together with additional costs to reach technological feasibility were charged to research and development expense during the year.

Note 6 Property, Plant and Equipment

	Balance at
	December 31,				Foreign Currency	Changes in Scope	Balance at
			Addition/	Divestiture/	Translation	of Consolidation	December 31,
	2001	2002	Allocation	Reversal	Adjustment	and Other	2003

	(In millions)
Property, plant and equipment	€38,218	€14,981	€1,045	€(467)	€(525)	€(1,168)	€13,866
Accumulated depreciation	(14,822)	(7,295)	(1,247)	34	167	840	€(7,501)

Property, plant and equipment, net	€23,396	€7,686	€(202)	€(433)	€(358)	€(328)	€6,365

Of which:
Land	2,199	859	(16)	(26)	(47)	(74)	696
Buildings	3,941	1,839	(97)	(161)	(151)	(16)	1,414
Machinery and equipment	9,138	3,316	(295)	(32)	(80)	35	2,944
Construction-in-progress	1,030	394	393	2	(19)	(144)	626
Other(a)	7,088	1,278	(187)	(216)	(61)	(129)	685

Property, plant and equipment, net	€23,396	€7,686	€(202)	€(433)	€(358)	€(328)	€6,365

The significant reduction of property, plant and equipment as at December 31, 2002 primarily results from the accounting of Veolia Environnement using the equity method from December 31, 2002.

(a)	Includes €4,265 million of publicly owned utility networks as of December 31, 2001 (Veolia Environnement).

Note 7 Investments Accounted for by the Equity Method

7.1. Equity Method Investments

				Net Value of Equity Method			Proportionate Share of
	Voting Interest			Investments			Net Income (Loss)

	December 31,			December 31,			Year Ended December 31,

	2003	2002	2001	2003	2002	2001	2003(a)	2002	2001

	(In millions)
Veolia Environnement(b)	20.4%	20.4%	—	€—	€304	€—	€(170)	€—	€—
USANi LLC(c)	—	—	47.9%	—	—	6,669	—	44	144
UC Development Partners(d)	50.0%	50.0%	50.0%	287	358	364	(13)	(6)	(46)
Sundance Channels(e)	50.0%	50.0%	10.0%	143	156	185	20	—	—
Universal Studios Florida(d)	50.0%	50.0%	50.0%	120	147	168	(1)	1	5
UGC(f)	37.8%	58.0%	39.3%	61	47	83	(3)	(12)	7
UGC Ciné Cité(f)	—	15.6%	15.6%	—	31	69	—	—	1
Sportfive	46.4%	46.4%	35.6%	201	294	229	8	2	—
Elektrim Telekomunikacja SP(g)	49.0%	49.0%	49.0%	—	—	521	—	(115)	(28)
Télécom Développement(h)	—	49.9%	49.9%	—	286	281	(1)	5	12
Xfera Moviles(i)	—	26.2%	26.2%	—	—	72	—	(59)	(35)
Société Financière de Distribution (SFD)	49.0%	49.0%	49.0%	16	—	(74)	98	—	(23)
Vizzavi Europe(j)	—	—	50.0%	—	—	(466)	—	(71)	(193)
Other investments(k)	—	—	—	255	280	1,075	(183)	(83)	(297)

				€1,083	€1,903	€9,176	€(245)	€(294)	€(453)

(a)	Includes equity in both earnings of unconsolidated companies (€71 million) and impairment loss from Veolia Environnement (-€203 million) as reported in the Consolidated Statement of Income, as well as impairment losses recognized in respect of some VUE’s affiliates (-€113 million). Please see Note 4.5.

(b)	As a consequence of the various transactions implemented in 2002 and the resulting decrease in ownership interest to 20.4%, Vivendi Universal’s interest in Veolia Environnement is accounted by the equity method from December 31, 2002. The market value of this investment as of December 31, 2003 amounted to €1,757 million (€21.30 per share). This participation is held in an escrow account to cover, among others, call options granted to investors who acquired 82.5 million shares of Veolia Environnement in December 2002. These options, recognized in deferred income for €173 million, entitled the investors to acquire the remaining 82.5 million shares at any time until December 23, 2004 at an exercise price of €26.50 per share. As a result of the net loss reported by Veolia Environnement in 2003, Vivendi Universal’s investment in this company was brought to zero.

(c)	Vivendi Universal surrendered this participation in connection with the acquisition of IAC’s entertainment assets in 2002.

(d)	No shareholder has the majority voting interest in these companies; however, shareholders exercise substantive participating rights that enable them to veto or block decisions taken by the subsidiary’s board. Vivendi Universal consequently accounts for its interest in UC Development Partners and Universal Studio Florida using the equity method.

(e)	Vivendi Universal is carrying a loan to the Sundance partnership (approximately $48 million as of December 31, 2003), which can be converted to Sundance Channel shares.

(f)	Vivendi Universal and the family shareholders of UGC Group signed an agreement on December 31, 2003, modifying the structure of UGC S.A.’s equity capital. Under the terms of the agreement Vivendi Universal surrendered its participation in UGC Ciné Cité and holds 37.8% of UGC S.A.’s equity capital. After the elimination of UGC S.A. treasury stocks, Vivendi Universal will hold 40% of UGC S.A.’s equity capital, and the family shareholders’ stake will be 54.79%. Vivendi Universal holds five of the fourteen seats on the UGC Board of Directors. Accordingly, this investment is accounted for using the equity method.

(g)	Vivendi Universal’s share of equity in Elektrim Telekomunikacja was written down to zero as of December 31, 2002, as a consequence of an impairment test. The group intends to sell this participation. (Please see Note 27 (f) “Significant Subsidiaries” for further information regarding this investment).

(h)	In December 2003, Cegetel SA (fixed line operator, subsidiary of SFR) and Télécom Développement (network operator, subsidiary of SNCF, in which SFR has minority interests) were merged into a new entity named Cegetel SAS. The capital of this company is held up to 65% by SFR and 35% by SNCF. Please see Note 27 (c).

(i)	Participation sold in 2003.

(j)	Participation sold to Vodafone on August 30, 2002.

(k)	Other investments consist of various entities whose aggregate net value is below €85 million at December 31, 2003.

7.2 Change in Equity Method Investments During the Year

	Net Value of					Net Value of
	Equity Method	Changes in	Proportionate		Foreign	Equity Method
	Investments at	Scope of	Share of		Currency	Investments at
	December 31,	Consolidation	Net Income	Dividends	Translation	December 31,
	2002	and Other	(Loss)	Received	Adjustment	2003

	(In millions)
Veolia Environnement	€304	€19	€(170)	€(45)	€(108)	€—
UC Development Partners	358	8	(13)	(5)	(61)	287
Sundance Channels	156	(5)	20	—	(28)	143
Universal Studios Florida	147	(1)	(1)	—	(25)	120
UGC	47	17	(3)	—	—	61
UGC Ciné Cité	31	(31)	—	—	—	—
Sportfive	294	(97)	8	(5)	1	201
Télécom Développement	286	(285)	(1)	—	—	—
Other investments	280	94	(85)	(6)	(12)	271

	€1,903	€(281)	€(245)	€(61)	€(233)	€1,083

7.3. Supplemental Financial Information

      The following aggregate stand-alone information relating to companies accounted for using the equity method is derived from unaudited data.

	Year Ended December 31, 2003

	Veolia		Elektrim
	Environnement		Telekomunikacja	Other	Total

	(In millions)
Revenues	€28,603		€702	€5,588	€34,893
Operating income	1,751	(*)	89	77	1,917
Net income	(2,055)		(81)	68	(2,068)
Total assets	€38,921		€2,786	€6,817	€48,524
Shareholders’ equity	3,575		1,318	1,902	6,795
Long-term debt	12,586		502	2,864	15,952
Long-term liabilities	7,469		—	402	7,871
Current liabilities	15,291	(a)	966 (b)	1,649	17,906

Total shareholders’ equity and liabilities	€38,921		€2,786	€6,817	€48,524

(*)	Corresponds to EBIT figure published by Veolia Environnement, which does not include restructuring charges.

	Year Ended December 31, 2002

	Veolia		Elektrim
	Environnement(c)		Telekomunikacja	Other	Total

	(In millions)
Revenues	na	*	€749	€6,050	€6,799
Operating income	na	*	125	(241)	(116)
Net income	na	*	(1,063)	(891)	(1,954)
Total assets	€42,018		€3,163	€11,368	€56,549
Shareholders’ equity	6,330		1,428	2,735	10,493
Long-term debt	12,913		712	3,774	17,399
Long-term liabilities	7,372		—	621	7,993
Current liabilities	15,403	(a)	1,023 (b)	4,238	20,664

Total shareholders’ equity and liabilities	€42,018		€3,163	€11,368	€56,549

* na: not applicable (Please see footnote c).

	Year Ended December 31, 2001

	Veolia	Elektrim
	Environnement(c)	Telekomunikacja	Other	Total

	(In millions)
Revenues	na*	€59	€13,284	€13,343
Operating income	na*	(26)	2,273	2,247
Net income	na*	(57)	(713)	(770)
Total assets	na*	€3,586	€30,505	€34,091
Shareholders’ equity	na*	2,699	13,459	16,158
Long-term debt	na*	93	3,802	3,895
Long-term liabilities	na*	192	3,824	4,016
Current liabilities	na*	602 (b)	9,420	10,022

Total shareholders’ equity and liabilities	na*	€3,586	€30,505	€34,091

*	na: not applicable (Please see footnote c).

(a)	Including €3,827 million and €3,796 million short-term financial debt as of December 31, 2003 and 2002 respectively.

(b)	Before elimination of Vivendi Universal’s loan to Elektrim Telekomunikacja for €520 million (€277 million, net of provision), €525 million (€322 million, net of provision) and €485 million as of December 31, 2003, 2002 and 2001 respectively. These amounts also include VTI’s loan to Elektrim Telekomunikacja of €67 million, €68 million and €67 million as of December 31, 2003, 2002 and 2001, respectively.

(c)	Veolia Environnement has been accounted for as an equity method investment from December 31, 2002. In Vivendi Universal’s statement of income, Veolia Environnement was fully consolidated until that date. Consequently, the year ended December 31, 2002 does not mention information from this affiliate’s statement of income. The year ended December 31, 2001 does not mention any information with respect to this entity.

Note 8 Other Investments

		December 31,

	Note	2003	2002	2001

		(In millions)
Investments accounted for using the cost method	8.1	€415	€378	€1,150
Portfolio investments — securities	8.2	1,673	1,899	1,814
Portfolio investments — other	8.3	1,461	1,861	2,619

Total other investments		€3,549	€4,138	€5,583

8.1. Investments accounted for using the cost method

	December 31, 2003

			Valuation
	Interest	Gross	Allowance	Net

	(In millions)
Elektrim SA(a)	14,99%	€96	€(91)	€5
LBI fund(b)	na *	105	(100)	5
Mauritel	14,3%	38	(5)	33
Other(c)	various	892	(520)	372

		€1,131	€(716)	€415

*	na: not applicable.

	December 31, 2002

			Valuation
	Interest	Gross	Allowance	Net

	(In millions)
Elektrim SA(a)	10.0%	€96	€(91)	€5
Mauritel	18.9%	42	—	42
Other	various	695	(364)	331

		€833	€(455)	€378

	December 31, 2001

			Valuation
	Interest	Gross	Allowance	Net

	(In millions)
Sithe Energies Inc(d)	34.2%	€604	€—	€604
Elektrim SA(a)	10.0%	96	(70)	26
Mauritel	18.9%	52	—	52
Other	various	895	(427)	468

		€1,647	€(497)	€1,150

(a)	In addition to its 10% interest in the share capital of Elektrim SA, Vivendi Universal entered into a carrying agreement with a third party for an additional 4.99% interest in Elektrim SA. For this purpose, Vivendi Universal acquired non-voting shares in an investment company, operating as a mutual fund, to an amount of $60 million (i.e. €66 million at the acquisition date). The value of the total investment by Vivendi Universal in Elektrim SA (direct + carrying agreement) amounted to €162 million gross (at the acquisition date), for which valuation allowances have been accrued according to evolution of the market price of Elektrim SA shares. The net value of this investment was €33 million at December 31, 2001 and €12 million at December 31, 2002. In accordance with the terms of the carrying agreement, and at the request of the third party, Vivendi Universal acquired the capital and current account of MMD, holding a 4.99% interest in Elektrim SA at the end of February 2003 for $57 million (i.e. €53 million at the transaction date). Vivendi Universal simultaneously collected reimbursement of the mutual fund shares in which it had invested $60 million. Given the valuation allowances already accrued, this operation had no impact on Vivendi Universal’s financial statements in 2003. As a result, Vivendi Universal holds directly and indirectly 14.99% of Elektrim S.A.’s voting rights. The last director appointed by Vivendi Universal to the supervisory board of Elektrim S.A. was dismissed at the shareholders meeting of Elektrim S.A. of February 6, 2004. The quoted market price for the common stock of Elektrim S.A. was 3.14 zlotys per share as of December 31, 2003.

(b)	This investment, previously recognized as a marketable security, represents non-voting shares in an investment company which has enabled investment company Ymer to acquire a 2% interest in Elektrim Telekomunikacja. Please see Note 27 (f) “Significant Subsidiaries” for further information regarding Vivendi Universal’s interest in Elektrim Telekomunikacja.

(c)	Consists of various entities whose carrying value is below €60 million.

(d)	On December 19, 2002, Vivendi Universal sold its remaining interests in Sithe Energies for €319 million, generating a loss of €232 million.

8.2. Portfolio Investments — Securities

	December 31, 2003

		Foreign
		Currency			Gross	Gross	Estimated
		Translation	Valuation	Net	Unrealized	Unrealized	Fair
	Cost	Adjustment	Allowance	Value	Gains	Losses	Value

	(In millions)
DuPont(a)	€853	€(216)	€(31)	€606	€—	€—	€606
InterActiveCorp(b)	1,323	(285)	—	1,038	360	—	1,398
Other(c)	31	(2)	—	29	—	—	29

Total portfolio investments — securities	€2,207	€(503)	€(31)	€1,673	€360	€—	€2,033

	December 31, 2002

		Foreign
		Currency			Gross	Gross	Estimated
		Translation	Valuation	Net	Unrealized	Unrealized	Fair
	Cost	Adjustment	Allowance	Value	Gains	Losses	Value

	(In millions)
DuPont(a)	€853	€(68)	€(173)	€612	€65	€—	€677
InterActiveCorp(b)	1,323	(68)	—	1,255	—	(26)	1,229
Softbank Capital Partners(d)	230	—	(230)	—	—	—	—
Other	33	(1)	—	32	—	—	32

Total portfolio investments — securities	€2,439	€(137)	€(403)	€1,899	€65	€(26)	€1,938

	December 31, 2001

		Foreign
		Currency			Gross	Gross	Estimated
		Translation	Valuation	Net	Unrealized	Unrealized	Fair
	Cost	Adjustment	Allowance	Value	Gains	Losses	Value

	(In millions)
DuPont(a)	€853	€50	€—	€903	€—	€(106)	€797
InterActiveCorp(b)	699	42	—	741	137	—	878
Softbank Capital Partners(d)	230	—	(110)	120	—	(7)	113
Other	59	—	(9)	50	22	2	74

Total portfolio investments — securities	€1,841	€92	€(119)	€1,814	€159	€(111)	€1,862

(a)	Represents 16,444,062 shares, with a carrying amount of $794 million. The quoted market price of DuPont as at December 31, 2003 was $45.89 per share.

(b)	Represents 18,181,308 shares of common stock, with a carrying amount of $374 million, and 13,430,000 Class B shares, with a carrying amount of $276 million, as well as 25,000,000 common shares acquired through Liberty Media in Vivendi Universal’s acquisition of IAC’s entertainment assets in May 2002. The quoted market price for the common stock of IAC was $33.93 per share as at December 31, 2003.

(c)	Consists of various investments whose cost is under €25 million.

(d)	Sold in 2003.

8.3. Portfolio Investments — Other

	December 31, 2003

		Valuation
	Gross	Allowance	Net

	(In millions)
Loan to Elektrim Telekomunikacja	520	(243)	277
Other	1,475	(291)	1,184

Total portfolio investments — other	€1,995	€(534)	€1,461

	December 31, 2002

		Valuation
	Gross	Allowance	Net

	(In millions)
InterActiveCorp warrants(a)	€929	€(454)	€475
Loan to Elektrim Telekomunikacja	525	(203)	322
UGC bonds(b)	153	(119)	34
Loan to Veolia Environnement(c)	120	—	120
Other	1,116	(206)	910

Total portfolio investments — other	€2,843	€(982)	€1,861

(a)	These warrants were received in connection with the acquisition of IAC’s entertainment assets and sold back to IAC in 2003.

(b)	These bonds were reimbursed in December 2003 in connection with the UGC transactions described in Note 7.1 (f).

(c)	This loan, granted in connection with Vinci exchangeable bonds issued in 2001, was reimbursed on September 30, 2003. (Please see Note 28.1)

Note 9 Accounts Receivable

	December 31,

	2003	2002	2001

	(In millions)
Trade accounts receivable(a)	€9,122	€9,601	€19,994
Accounts receivable write-offs	(2,285)	(1,492)	(2,274)

Total trade accounts receivable, net	€6,837	€8,109	€17,720
Other(a)	1,972	1,783	3,374
including premium on VUE class A and B preferred interests(b)	577	734	—

Total accounts receivable	€8,809	€9,892	€21,094

(a)	Of which €7,720 million is due in 2004.

(b)	Corresponds to the difference between the fair value (calculated based on a 7.5% discount rate) and the reimbursement value of the class A and B preferred interests. This difference ($756 million) is similar to a premium, which is amortized on a straight-line basis until the maturity date (i.e. 2022).

Note 10 Marketable Securities

	December 31, 2003

		Valuation
	Gross	Allowance	Net

	(In millions)
Sogecable(a)	€249	€—	€249
Treasury shares(b)	6	(5)	1
Unlisted marketable securities(c)	9	—	9

	€264	€(5)	€259

	December 31, 2002
				2001
		Valuation
	Gross	Allowance	Net	Net

	(In millions)
Treasury shares(b)	€38	€(12)	€26	€1,563
Listed marketable securities(d)	10	—	10	1,866
Unlisted marketable securities(c)	168	(116)	52	344

	€216	€(128)	€88	€3,773

(a)	In July 2003, Sogecable made a capital increase subscribed exclusively by a third party. As a consequence, Canal+ Group’s ownership interest in this affiliate decreased from 21.3% to 16.4%. Vivendi Universal ceased to equity account for Sogecable on October 1, 2003. This transaction generated a dilution profit of €71 million.

(b)	76,226 and 478,015 shares at December 31, 2003 and December 31, 2002, respectively. They are mainly held for hedging various employee stock option plans.

(c)	Consists principally of shares in investment companies. As of December 31, 2002, it was mainly comprised of non-voting shares in LBI Fund, an investment company which enabled investment company Ymer to acquire a 2% interest in Elektrim Telekomunikacja. The carrying value of this investment was €38 million, net a €66 million provision (compared with €103 million as of December 31, 2001). This investment was reclassified in 2003 through cost method accounting (please see Note 8.1 (b)). Unlisted marketable securities also included, until February 2003, non-voting shares in an investment company, operating as a mutual fund, which, by virtue of a carrying agreement entered into with a third-party financial institution, entitled Vivendi Universal to acquire 4.99% of Elektrim SA’s share capital. The carrying value of this investment was €7 million, net a €50 million provision, as of December 31, 2002 (please see Note 8.1 (a)).

(d)	As at December 31, 2001, included BSkyB shares (€1.6 billion) and Vinci shares (€0.2 billion), both sold in 2002.

Note 11 Shareholders’ Equity

      The number of common shares outstanding was 1,071,518,691 as of December 31, 2003, 1,068,558,994 as of December 31, 2002 and 1,085,827,519 as of December 31, 2001. Each common share, excluding treasury shares, has one voting right. The common shares may be held in registered or bearer form, at the option of the shareholder. The number of voting rights outstanding was 1,071,438,555 as at December 31, 2003, 1,067,996,619 as of December 31, 2002 and 978,216,347 as of December 31, 2001.

11.1. Treasury Shares Held by Vivendi Universal and its Subsidiaries

	Number of	% of	Gross	Gross		Net
	Treasury	Share	Average	Carrying	Valuation	Carrying
	Shares	Capital	Price	Value	allowance	Value

			(In euros)	(In millions of euros)
At December 31, 2001	107,386,662	9.90%	€63.0	€6,762	€(514)	€6,248
Sales to two financial institutions on January 7, 2002 (€60 per share)	(55,000,000)		58.9	(3,240)	—	(3,240)
Acquisitions on the market between January and April 2002	6,969,865		48.5	338	—	338
Transfer to LibertyMedia against interests in InterActiveCorp and MultiThématiques	(37,386,436)		61.2	(2,289)	261	(2,028)
Cancellation decided by the Board of Directors on August 13, 2002(a)	(20,469,967)		68.7	(1,406)	215	(1,191)
Sales to employees exercising their stock-options	(94,157)		81.2	(8)	4	(4)
Deconsolidation of Veolia Environnement	(843,618)		66.4	(56)	—	(56)
Other, net	na *		na *	(58)	18	(40)

At December 31, 2002	562,375	0.05%	€77.9	€43	€(16)	€27
Sales to employees exercising their stock-options	(318,932)		69.6	(22)	10	(12)
Acquisitions on the market in March 2003	8,681,432		13.0	113	—	113
Transfer to former Rondor shareholders in connection with the settlement of contingent purchase price on Rondor Music	(8,844,289)		13.5	(128)	14	(114)
Other, net	na *		na *	ns **	(13)	(13)

At December 31, 2003	80,586	0.01%	€74.5	€6	€(5)	€1
of which classified under marketable securities	76,226			6	(5)	1
of which recorded as a reduction of shareholders’ equity	4,360			ns **	ns **	ns **

*na:	non-applicable

**ns:	non-significant

(a)	In compliance with French regulations, Vivendi Universal subsequently acquired 14.1 million call options on Vivendi Universal shares to hedge stock option plans that were exercisable at that date.

11.2. Stripped Shares

      As at December 31, 2003, 6,402,838 stripped shares were deducted from shareholders’ equity compared with 8,855,605 at December 31, 2002. These shares were split to allow for exchange transactions as part of the Merger Transactions. Bare ownership was transferred to Seagram Canadian shareholders who elected to acquire their Vivendi Universal stock on a deferred basis. In 2003, 2,452,767 shares were recombined and cancelled. At the same time, the same number of shares was created as a result of the redemption of Vivendi Universal convertible bonds. Because each share that was divided and then recombined was then cancelled, and because, at the same time, the conversion of each equity note (ORA) resulted in the creation of a new share, these transactions had no effect on the number of shares comprising the share capital.

11.3. Goodwill Recorded as a Reduction of Shareholders’ Equity

      Vivendi Universal previously recorded goodwill as a reduction of shareholders’ equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999, the acquisition of US Filter and an additional investment in Canal+ Group in 1999.

      In accordance with the currently applicable recommendation of the AMF, Vivendi Universal determines goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders’ equity, net of notional goodwill amortization accumulated since the acquisition. This notional goodwill impairment has no impact on the Consolidated Statement of Income nor on the shareholders’ equity. In 2003, the notional goodwill impairment loss amounted to €250 million. It related only to the impairment recorded by Veolia Environnement. Vivendi Universal’s 20.4% interest in this impairment amounted to €453 million, of which €250 million were recognized as a reduction of the remaining goodwill (recorded as a reduction within shareholders’ equity) and €203 million were recorded as an impairment charge in the 2003 Consolidated Statement of Income.

      After notional straight-line amortization and the cumulative notional goodwill impairment losses recognized since 2001 (i.e. €1.9 billion), net goodwill recorded as a reduction of shareholders’ equity was brought to zero.

11.4. Potential Dilutive Effect of Outstanding Financial Instruments

	December 31

	2003	2002	2001

	(In number of shares)
Vivendi Universal convertible 1.25% (OCEANE), fully repaid in cash in January 2004	—	18,820,004	18,356,131
Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE) (January 2005)(a)	16,654,225	16,654,225	16,243,941
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)(b)	78,675,630	78,678,206	—
Exchangeable bonds issued in connection with the merger of Vivendi and Seagram in respect to Seagram’s former stock subscription plans granted to officers, management and employees	23,389,853	26,675,827	27,438,181
Stock options (subscription plans) (Please refer to Note 30)	19,193,741	5,518,568	2,088,037

Total potential dilutive effect	137,913,449	146,346,830	64,126,290

(a)	In April 1999, Veolia Environnement[2], a then wholly owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of €2,850 million that mature in January 2005 (i.e. €271 per bond). Upon the IPO of Veolia Environnement in July 2000, some of the bonds were converted into Veolia Environnement shares. The outstanding bonds are now only convertible or exchangeable into Vivendi Universal shares (which may be treasury or newly-issued shares), at the option of the bondholders, or payable in cash at the maturity date. As at December 31, 2003, 5,331,058 bonds were outstanding and exchangeable with a ratio of 3.124 shares (i.e. the corresponding share strike price amounts to €86.75).

(b)	Should the bondholders have called for redemption of the bonds at December 31, 2003, they would have had 66,334,334 shares. Please see Note 13 “Other Equity”.

[2]	This company has been accounted for by Vivendi Universal using the equity method since December 31, 2002.

Note 12 Minority Interests

	December 31,

	2003	2002	2001

	(In millions)
Opening balance	€5,497	€10,208	€9,787
Changes in consolidation scope(a)	(622)	(4,229)	411
TSAR issue (redeemable in Veolia Environnement shares)(b)	—	—	300
Minority interests in earnings of consolidated subsidiaries(c)	1,212	844	594
Dividends paid by consolidated subsidiaries	(737)	(200)	(981)
Foreign currency translation adjustment	(443)	(798)	97
Other changes	22	(328)	—

Closing balance	€4,929	€5,497	€10,208

(a)	In 2003, includes a (€819) million variation related to the acquisition of BT Group’s 26% interest in SFR (formerly known as Cegetel Groupe SA). As at December 31, 2002, included the 5.44% and 1.50% of common interests in VUE and the related put options issued to IAC and Barry Diller, respectively, in connection with Vivendi Universal’s acquisition of the entertainment assets of IAC. The values of the put options granted to IAC and Barry Diller were determined by an independent third party valuation firm and amount to $0 and $75 million respectively.

(b)	In December 2001, a holding company held by Veolia Environnement, issued “Titres Subordonnés Remboursables en Actions Prioritaires” (TSAR, or subsidiary securities mandatorily redeemable into holding parent debentures) maturing at December 28, 2006.

(c)	In 2003, mainly concerned minority interests in SFR Cegetel Group (€775 million) and in Maroc Telecom (€306 million).

Note 13 Other Equity: Notes Mandatorily Redeemable for New Shares of Vivendi Universal

      In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of €233 million3. The bondholders can call for redemption of the bonds in new shares at any time since May 26, 2003, at the minimum redemption rate of 1 minus (annual rate of interest x outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in accordance with French GAAP. As at December 31, 2003, 78,675,630 bonds were outstanding.

[3]	These interests have been capitalized and are amortized until maturity.

Note 14 Provisions

							Reversal
	Balance at	Balance at	Changes in				and		Balance at
	December 31,	December 31,	Consolidation				change in		December 31,
	2001	2002	Scope and Other		Addition	Utilization	estimate		2003

	(In millions)
Employee benefits	€652	€240	€446	(a)	€6	€(17)	€—		€675 (b)
Financial provisions	151 (c)	1,519 (d)	42		284	(675)	(336	)(e)	834 (f)
Litigation	610	320	39		155	(141)	(25)		348
Restructuring costs (Please refer to Note 16)	314	57	2		183	(43)	(30)		169
Reserves related to fixed assets	106	38	8		21	—	—		67
Losses on investments in unconsolidated companies	320	87	(2)		19	(43)	—		61
Reserves related to work-in-progress and losses on long-term contracts	484	69	(2)		5	(10)	(3)		59
Warranties and customer care	311	78	(2)		2	(26)	(8)		44
Reserves related to real estate	527	337	(284	)(g)	—	(14)	(29)		10
Other	2,856 (h)	836	(284)		64	(247)	(342	)(i)	27

Provisions	€6,331	€3,581	€(37)		€739	€(1,216)	€(773)		€2,294

(a)	Mainly consists of the reclassification of other employee benefits previously accounted for as “other non-current liabilities and accrued expenses”.

(b)	Includes provisions for pensions of €343 million (please see Note 15), other post-employment benefits of €154 million (please see Note 15), and severance costs of €59 million, and other provisions of €119 million.

(c)	Primarily comprised of non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other than temporary declines.

(d)	Included exceptional financial provisions (€929 million) and other financial provisions (€590 million). Exceptional financial provisions related mainly to (i) the anticipated Telepiù divestiture (€360 million), (ii) the amortization of call options on Vivendi Universal shares granted by BNP Paribas (€226 million), (iii) international telecom assets (€142 million), (iv) put options on Vivendi Universal shares (€104 million) and (v) the potential market risk on AOL Time Warner shares in connection with the LineInvest total return swap (€97 million). Other financial provisions mainly included mark to market of interest rate swaps (€261 million) and provisions recorded in respect to premiums related to bonds exchangeable into Veolia Environnement, Vinci and BSkyB shares (€138 million).

(e)	Mainly consists of the reversal without utilization of the provisions related to Telepiù divestiture in May 2003 (€215 million) and the potential market risk on AOL Time Warner (AOL TW) shares in connection with the LineInvest total return swap (if AOL TW had opted for payment in its own shares when it bought from LineInvest the AOL Europe shares in April 2003 (€97 million)).

(f)	Mainly consists of provisions related to (i) the amortization of call options on Vivendi Universal shares granted by BNP Paribas (€226 million), (ii) mark to market of interest rate swaps (€204 million), (iii) the assessment of the put option granted to SNCF on Cegetel SAS interest in 2003 (€85 million, for more details, please see Note 29.3), and (iv) premiums related to bonds exchangeable into shares (€67 million, of which €30 million accrued in 2003).

(g)	Mainly consists of the reclassification of reserve related to real estate in reduction of inventories.

(h)	Includes €630 million related to financial depreciation of public service contract fixed assets and €455 million for closing and post-closing from Veolia Environnement.

(i)	Mainly consists of the reversal without utilization of the provisions related to (i) Club Europe match TV rights at Canal+ Group as a result of the termination of the contract in 2003 (€85 million, please see Note 28.2), (ii) the Disney contract at Telepiù which became profitable in the first quarter of 2003 (€129 million, offset by an exceptional amortization of goodwill (please see Note 4.1 (b)), and (iii) changes in estimates of various operating provisions at SFR Cegetel Group (€105 million).

Note 15 Employee Benefit Plans

      In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other post-retirement benefits to eligible employees.

      The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31, 2003, 2002 and 2001 were:

	Pension Benefits			Postretirement Benefits

	2003	2002	2001	2003	2002	2001

Discount rate	5.4%	5.7%	6.3%	5.6%	6.0%	6.9%
Expected return on plan assets	6.5%	7.2%	7.4%	na *	na *	6.0%
Rate of compensation increase	3.6%	3.5%	4.3%	3.7%	3.7%	3.0%
Expected residual active life (in years)	13.5	12.5	14.5	6.7	16.1	13.0

*	na: non applicable.

     Expected long-term rates of return for the plan assets have been determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. Vivendi Universal mainly has plan assets in the US, the UK and Canada. In these three countries the expected long-term rates of return for plan assets were, respectively, 8% as of December 31, 2003, 9% as of December 31, 2002 and 10% as of December 31, 2001 for the US plans, 6% as of December 31, 2003, 6.25% as of December 31, 2002 and 6.75% as of December 31, 2001 for the UK plans, and 4.3% as of December 31, 2003, 5% as of December 31, 2002 and 5.75% as of December 31, 2001 for the Canadian plans.

      For post-retirement benefit measurement purposes, Vivendi Universal assumed growth in the per capita cost of covered health care benefits (the health care cost annual trend rate) would gradually decline from 9.5% and 10.7% in the pre-age 65 and post-age 65 categories, respectively, in 2003, to 5.8% and 5.8%, pre-age 65 and post-age 65, respectively, by 2010. In 2003, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by €11 million and the pre-tax expense by less than €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by €10 million and the pre-tax expense by less than €1 million.

      Retirement costs of multi-employer plans in France consist of defined contributions determined in accordance with French law. Defined contributions for the French businesses, expensed as they incur, retained at the end of 2003 amounted to €66 million, compared to €73 million in 2002, and €67 million in 2001 (excluding Veolia Environnement in 2002 and 2001) and were expensed during the year in which they were incurred. The 2003 change in French legislation relating to retirement benefits was accounted for as a plan amendment in respect to the indemnities to be paid on retirement age.

      The following tables provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the years ending December 31, 2003, 2002 and 2001:

	Pension Benefits			Postretirement Benefits

	2003	2002	2001	2003	2002	2001

	(In millions)
Change in benefit obligation
Benefit obligation at beginning of the year	€1,580	€2,712	€2,137	€219	€274	€187
Service cost	45	54	106	—	2	1
Interest cost	80	109	146	12	17	16
Plan participants’ contributions	2	2	8	—	—	—
Business combinations	—	19	568	—	—	53
Divestitures	(47)	(1,088)	(242)	—	(65)	(1)
Curtailments	(8)	(2)	(9)	—	—	(7)
Settlements	(8)	(118)	—	—	—	—
Transfers	27	54	—	4	—	—
Plan modifications	(12)	64	—	(3)	—	—
Actuarial loss, net	62	109	20	28	38	34
Benefits paid	(114)	(139)	(80)	(17)	(16)	(12)
Special termination benefits	—	4	2	—	—	—
Other (foreign currency translation adjustments)	(168)	(200)	56	(37)	(31)	3

Benefit obligation at the end of the year	€1,439	€1,580	€2,712	€206	€219	€274

Change in fair value of plan assets
Fair value of plan assets at the beginning of the year	808	2,049	2,036	—	—	—
Actual return of plan assets	84	(85)	(265)	—	—	—
Employers’ contributions	71	96	44	18	16	12
Plan participants’ contributions	2	2	8	—	—	—
Business combinations	—	14	551	—	—	—
Divestitures	(25)	(980)	(315)	—	—	—
Settlements	(8)	(118)	—	—	—	—
Transfers	22	75	—	—	—	—
Benefits paid	(114)	(138)	(64)	(18)	(16)	(12)
Other (foreign currency translation adjustments)	(71)	(107)	54	—	—	—

Fair value of plan assets at the end of the year	€769	€808	€2,049	€—	€—	€—

	Pension Benefits			Postretirement Benefits

	2003	2002	2001	2003	2002	2001

	(In millions)
Funded status
Underfunded obligation (fair value of the invested funds)	(670)	(772)	(663)	(206)	(219)	(274)
Unrecognized actuarial (gain) loss	356	424	480	54	54	37
Unrecognized prior service benefit	27	39	(70)	(2)	(4)	(4)
Unrecognized net transition asset	—	—	(16)	—	—	—
Write-off of prepaid on multi-employer scheme overtime(a)	—	—	(38)	—	—	—
Impacts of transition obligation, prior service costs and actuarial gains recognized with a different timing under local regulations and others	—	(1)	(76)	—	—	(1)

Net accrued liability	€(287)	€(310)	€(383)	€(154)	€(169)	€(242)

Net accrued liability
Pre-paid benefit cost	€56	€73	€240	€—	€—	€—
Accrued benefit liability	(343)	(383)	(623)	(154)	(169)	(242)

	€(287)	€(310)	€(383)	€(154)	€(169)	€(242)

(a)	Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since it is unlikely that they will be recoverable through future contribution holidays.

     The benefit obligation and the fair value of plan assets at year end by geographic area are as follows:

				Postretirement
	Pension Benefits			Benefits

	2003	2002	2001	2003	2002	2001

	(In millions)
Benefit obligation at the end of the year
US companies	665	826	1,108	189	201	257
French companies	60	79	1,017	—	—	—
Other	714	675	587	17	18	17

	€1,439	€1,580	€2,712	€206	€219	€274

Fair value of plan assets at the end of the year
US companies	301	369	714	—	—	—
French companies	23	25	942	—	—	—
Other	445	414	393	—	—	—

	€769	€808	€2,049	€—	€—	€—

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans, with accumulated benefit obligations in excess of plan assets are shown in detail in the table below:

	December 31,

	2003	2002	2001

	(In millions)
US companies
Accumulated benefit obligation	€644	€799	€984
Projected benefit obligation	664	825	1,108
Plan assets at fair value	300	368	714
UK companies
Accumulated benefit obligation	272	310	216
Projected benefit obligation	276	336	236
Plan assets at fair value	197	243	208
French companies
Accumulated benefit obligation	38	56	262
Projected benefit obligation	47	69	318
Plan assets at fair value	4	10	67
Other companies
Accumulated benefit obligation	230	218	192
Projected benefit obligation	245	232	202
Plan assets at fair value	53	39	19
Total
Accumulated benefit obligation	€1,184	€1,383	€1,654
Projected benefit obligation	€1,232	€1,462	€1,864
Plan assets at fair value	€554	€660	€1,008

      The annual cost of employee benefit plans was €117 million, €198 million and €31 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      Vivendi Universal maintains three funded plans in France which are invested with insurance companies. The allocation of assets by category of the various plans is shown below:

			Fixed
	Equity	Property	Interest	Cash	Total

Corporate Supplementary Plan	7.5%	3.2%	74.4%	14.9%	100.0%
SFR Cegetel Group Supplementary Plan	2.8%	3.8%	79.0%	14.4%	100.0%
Canal+ Group IDR/ IFC Plan	14.0%	14.0%	72.0%	0.0%	100.0%

      The asset allocation remains fairly stable over time and the current asset allocation can be regarded as the target asset allocation. In preparing the disclosure, as in prior years, the expected return on assets was set equal to the discount rate for termination indemnity plans. The accumulated benefit obligations for pension plans in France were respectively €47 million and €62 million for the years ended December 31, 2003 and 2002. The weighted average assumptions used by the Company as of December 31, 2003 were based on a discount rate of 5%, an expected return on assets of 5% and annual compensation increases of 3.7%. Contributions to these plans in 2004 are estimated at €5.9 million.

Note 16 Restructuring Costs

      As of December 31, 2003, restructuring costs reported in the Consolidated Statement of Financial Position amount to €185 million, comprised of €169 million in provisions and €16 million accrued for exit activities related to the Merger Transactions recorded in “other non-current liabilities and accrued expenses.” (Please see Note 19.)

      In connection with the Merger Transactions, the integration of several other significant acquisitions that occurred in 2000 and 2001, and the change in strategy in 2002, Vivendi Universal’s management undertook a variety of formal restructuring programs that were communicated to employees. The restructuring programs impacted several business segments and primarily related to the consolidation of facilities and related reductions in employee headcount. Costs incurred, include amounts associated with employee termination and early retirement programs, asset divestitures and costs associated with lease and other contract terminations. In addition to restructuring programs initiated by Vivendi Universal, certain of the acquired businesses had initiated and were executing their own restructuring programs at the time of acquisition. Vivendi Universal evaluated these programs at the time of acquisition to determine whether they were consistent with the integration strategy. If consistent, restructuring reserves were established through purchase accounting and are reflected as “Changes in scope of consolidation and purchase accounting adjustments” in the following summary of reserves for restructuring:

		Universal	Vivendi	Vivendi			Holding				Total
	Canal+	Music	Universal	Universal	SFR Cegetel	Maroc	and		Veolia		Vivendi
	Group	Group	Games	Entertainment	Group	Telecom	Corporate	Other	Environnement		Universal

	(In millions)
Employee termination reserves
Balance at December 31, 2001	€—	€—	€19	€—	€—	€—	€68	€33	€42		€162
Changes in scope of consolidation and purchase accounting adjustments	—	—	—	—	—	—	—	10	(28)		(18)
Additions charged to income	—	—	—	—	—	—	—	60	21		81
Utilization	—	—	(16)	—	—	—	(68)	(63)	(35)		(182)
Reversals	—	—	—	—	—	—	—	(17)	—		(17)

Balance at December 31, 2002	€—	€—	€3	€—	€—	€—	€—	€23	€—		€26
Changes in scope of consolidation and purchase accounting adjustments	—	—	(6)	—	—	—	—	(1)	na	*	(7)
Additions charged to income	32	—	16	—	—	2	—	27	na	*	77
Utilization	—	—	(2)	—	—	—	—	(16)	na	*	(18)
Reversals	—	—	—	—	—	—	—	(10)	na	*	(10)

Balance at December 31, 2003	€32	€—	€11	€—	€—	€2	€—	€23	na	*	€68

Other restructuring reserves
Balance at December 31, 2001	€15	€117	€—	€29	€—	€—	€86	€30	€36		€313
Changes in scope of consolidation and purchase accounting adjustments	79	—	—	—	—	—	—	(6)	(34)		39
Additions charged to income	(8)	—	—	—	—	—	—	18	20		30
Utilization	(25)	(117)	—	(29)	—	—	(30)	(13)	(21)		(235)
Reversals	(48)	—	—	—	—	—	—	(11)	(1)		(60)

Balance at December 31, 2002	€13	€—	€—	€—	€—	€—	€56	€18	€—		€87
Changes in scope of consolidation and purchase accounting adjustments	4	—	4	—	—	—	—	—	na	*	8
Additions charged to income	—	80	—	—	—	—	5	22	na	*	107
Utilization	(4)	(8)	(3)	—	—	—	(15)	(10)	na	*	(40)
Reversals	(7)	(5)	—	—	—	—	(25)	(8)	na	*	(45)

Balance at December 31, 2003	€6	€67	€1	€—	€—	€—	€21	€22	na	*	€116

Total restructuring reserves
Balance at December 31, 2003	€38	€67	€12	€—	€—	€2	€21	€45	na	*	€185

*	na: non applicable.

Seagram Acquisition

      In connection with the Merger Transactions, Vivendi Universal’s management undertook a formal exit plan that was communicated to employees at the time the Merger Transactions were consummated. The €400 million accrual for exit activities consists principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. At UMG, employee termination reserves of €5 million and other restructuring reserves of €140 million were established. At December 31, 2001, all of the employee termination reserves and €23 million of the other restructuring reserves had been utilized. In 2002, the remaining part of the latter had been utilized. Other restructuring reserves of €51 million were established at VUE, of which €22 million had been utilized by December 31, 2001. The remaining part of the latter had been utilized in 2002. At the holding level, employee termination reserves of €118 million and other restructuring reserves of €86 million were established. At December 31, 2002, the total of the employee termination reserves and €30 million of the other restructuring reserves had been utilized. As of December 31,2003, the remaining restructuring reserves amount to €16 million.

Canal+ Group

      Restructuring reserves of €24 million were established in 2001 by Canal+ Horizons. Of the total, approximately €9 million related to its withdrawal from Maghreb and the Middle East (primarily contract termination fees), of which €1 million had been utilized by December 31, 2001. The remaining €15 million related to antenna restructuring, of which €8 million in contract termination fees were paid to American Studios in 2001. The €20 million restructuring reserve related to the operations of Canal+ Group, which was established as a result of the Merger Transactions, was reclassified to operating liabilities. As at the beginning of 2002, following purchase of Wizja TV platform to UPC, Canal+ Group’s stake in TKP increased which led to a change in consolidation method from equity method to full integration. This change was responsible for scope entry in the restructuring provision amounting to €93 million in the consolidated balance-sheet corresponding to the restructuring of this new platform. The decrease of the provision during 2002 amounted to €70 million. The related currency translation adjustment amounted to €13 million. It reduced therefore the global provision as of December 31, 2002 to €9 million. By the end of 2002, this provision can be detailed as follows: closing of the British subsidiary amount to €3 million, change of subscribers cards and loading new software to Wizja decoders to make them ready to work on one encryption system (€2 million), administrative issues: down-sizing of offices (€2 million), technical issues amount to €2 million and correspond to secure encryption systems and set up software for interactive services. In 2003, employee termination reserves of €32 million were established as part of corporate restructuring programs of which the most important were implemented at Canal+ SA, Canal+ Group, StudioCanal and Expand. Other restructuring costs of €6 million are related to the divestitures in channels abroad.

Universal Music Group

      As of December 31, 2003, other restructuring costs for €67 million are mainly due to the cost reduction program which was implemented to cope with the decline of the music market. The program was implemented in key cost areas across all countries in order to align the cost base with further projected market declines. The result is a variety of country rationalizations in the artist and repertoire (A&R), marketing and overhead areas. This policy was mainly implemented in Germany (distribution, manufacturing, central operations) and at the headquarters (international marketing). Other restructuring costs are also linked to label reorganizations mainly in the US (Geffen, Interscope).

Vivendi Universal Games

      In 2001, restructuring programs related to logistic reorganization and centralization of shared services continued throughout the year, resulting in the termination of 887 employees for €18 million and the utilization of other restructuring reserves for €27 million. Additional reserves of €33 million were recorded for the closure and downsizing of two studios, including €13 million for the termination of 337 employees. As of December 31, 2002, the remaining provision for restructuring amounted to €3 million and was utilized in 2003.

As of December 31, 2003, employee termination reserves for €11 million relates to employee severance linked to restructuring plans initiated throughout the financial year. Other restructuring costs for €1 million relate to old allocations for rental costs and depreciation of abandoned facilities.

Other

Publishing

      In 2001, restructuring reserves of €8 million at Grupo Anaya were recorded due to a change in local legislation, which increased employee termination costs. 37 employees were terminated in 2001 at a cost of €3 million. At the education division, approximately 100 employees were terminated in 2001 due to the downsizing of corporate functions and reorganization of logistics in France, Belgium, Brazil and the US for €12 million. Additional reserves of €15 million were recorded in order to complete the plan. At the information division, restructuring reserves of €6 million were utilized in connection with the centralization of Comareg’s headquarters in Lyon. Additional reserves of €10 million were recorded for a new plan initiated for the merger of the consumer press titles. The restructuring program for the centralization of shared services at the business-to-business division was abandoned generating a €6 million reversal of reserves. The services division implemented a new plan to close a logistic site at a cost of €8 million, €5 million of which relate to employee termination reserves for 63 employees. The health division completed the closure of its London headquarters and other administrative reorganization plans, utilizing €21 million in employee termination and other restructuring reserves. As of December 31, 2002, the remaining provisions for restructuring mainly related to Consumer Press Division (€2 million) which was sold in February 2003.

Internet

      As the result of the general dotcom slowdown, Vivendi Universal made significant changes in its Internet business strategy. In 2001, this resulted in restructuring programs involving employee reductions and other costs associated with the reorganization and reallocation of business. In the US, Flipside finalized a restructuring plan in connection with the acquisition of Uproar. The total costs of the plan amount to approximately €15 million, comprised of €9 million in severance and employee termination costs and €6 million in facility exit costs, including assets write downs, lease terminations and other exit costs. Additionally in 2001, all US Internet properties were restructured into a single entity called Vivendi Universal Net USA. Costs associated with this plan are expected to total €4 million, 95% relating to facility and other exit costs. In Europe, restructuring of education and entertainment activities, horizontal portals, and support services activities are expected to cost €18 million, of which employee termination costs account for €10 million and other restructuring costs €8 million.

      Further to Group refocusing strategy implemented in the mid-2002, the restructuring process started in 2001 has been accelerated with a comprehensive plan to reclassify certain units, dispose of others, or shut down those with no foreseeable earning potential. The net loss for 2002 was therefore impacted by this restructuring program, including employee termination and other exit costs, for a total amount of €59 million. In Europe, Scoot was shut down, resulting in an €17 million cost, including employee termination costs and other exit costs such as contract’s termination with various suppliers. Vivendi Universal Net Holding incorporated a €17 million provision as of December 31, 2002 connected with the holding closing process and the risk or costs with other subsidiaries foreseeable close down. In the US, GetMusic was shut down and long-term liabilities related to lease agreements were reserved for a total amount of €8 million. Vivendi Universal Net USA holding company was downsized, resulting in €9 million severance payments to employees.

      As of December 31, 2003, employee termination reserves for €23 million are related to termination plans implemented in Europe (mainly E-Brands, CanalNumédia, Allociné) and litigation issues (Scoot and CanalNumédia). Other restructuring costs for €16 million are related to site closings in the US (Ad2one, Atviso) and Europe (VUNet), as well as US copyright issues.

Veolia Environnement

      Over the past few years, Veolia Environnement (VE) has engaged in several plans to restructure its activities, particularly to rationalize its regional organization.

      Concurrently with the acquisition of US Filter in April 1999, VE designed and implemented a restructuring plan to streamline its manufacturing and production base, redesign its distribution network, improve its efficiency and enhance its competitiveness. The restructuring plan focused on two primary activities: (i) the combination of certain US Filter operating groups outside the United States with OTV and (ii) the combination and restructuring of the remaining US Filter entities, primarily in North America, with the operations of PSG, a subsidiary of Aqua Alliance. These restructuring plans identified certain manufacturing facilities, distribution sites, sales and administration offices and related assets that became redundant or non-strategic upon consummation of the transaction. The original costs associated with these plans totaled €109 million and were included in the purchase price allocation for US Filter.

      The combination of US Filter International with OTV, to create Vivendi Water Systems, was achieved through several restructuring plans. This plan involved the closure or sale of three facilities and the significant down-sizing of a fourth, costs totaled €38 million, €29 million of which covered severance costs. This plan extended until the beginning of 2002 due to significant legal constraints requiring long termination periods. During 2001, 17 employees (including 8 executives) were terminated for a total cost of approximately €13 million. In 2002, the restructuring plan was almost completed. Plans completed in 2001 related to the other locations involved severance costs of €16 million in connection with the termination of approximately 147 employees and €16 million in facility exit costs. In the North American restructuring plan, the €9 million in severance and employee termination costs related to a reduction in the combined workforce of 443 employees (66 management employees, 111 administrative employees, 234 manufacturing employees and 32 sales employees). The €37 million of facility exit costs consisted of lease termination costs of €20 million and other related charges of €17 million (primarily pension termination accruals). In 1999, €13 million of preexisting PSG accruals were added to the North American restructuring plan. To complete, additional reserves of €11 million were recorded in 2000 as adjustments to the cost of US Filter International. As of December 31, 2001, 18 million of the original reserves remained, consisting primarily of lease terminations with extended payment terms and pension termination benefits that will be paid to participants upon settlement of the related plans. Additionally, due to the continued decline in North America, US Filter initiated a new restructuring program in 2001 to reduce headcount and consolidate its manufacturing capacity. Under this program, restructuring reserves of €18 million were established in connection with the termination of 696 employees including 264 professionals, (€4 million of the reserves were utilized and 142 employees were terminated in 2001), five surface preparation regional headquarters were combined into two service centers, and five manufacturing facilities and an after-market facility were closed. Also, in response to the business conditions certain regeneration plants were identified for closure and the company exited the copper etchant recovery business. At December 31, 2001, €14 million of the new reserves remained unutilized.

      In connection with the acquisitions of Apa Nova Bucuresti and the ex-services division of EDF in 2001, restructuring reserves were established through purchase accounting. As part of the integration of Apa Nova Bucuresti, a restructuring plan was implemented to terminate approximately 1,700 employees of which 85 were professionals, for which reserves of €19 million were established, primarily related to severance (of which €12 million was utilized in connection with the termination of 1,200 employees in 2001). As part of the integration of the ex-services division of EDF with their existing operations, Dalkia implemented a restructuring plan to terminate 80 employees, of which 42 were professionals. Employee termination reserves of approximately €5 million were established, none of which was unutilized in 2001.

      Following the divestitures and dilution which occurred in 2002, Veolia Environnement has been accounted for using the equity method since December 31, 2002. At that date, restructuring reserves recorded by this subsidiary were deconsolidated.

Note 17 Financial Net Debt

17.1. Financial Net Debt at December 31, 2003, 2002 and 2001

      Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company’s indebtedness. Financial net debt is calculated as a simple sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal’s management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

	December 31, 2003

			Bank Overdrafts and Other
			Short-Term Borrowings

			Current
			Portion of	Other	Total
	Long-Term		Long-Term	Short-Term	Short-Term
	Debt		Debt	Debt	Debt	Total

	(In millions)
€3 billion multicurrency revolving credit facility	€—		€—	€992	€992	€992
€2.5 billion dual currency facility	1,000		—	—	—	1,000
VUE securitization program	602		—	—	—	602
VUE — $920 million loan agreement	739		—	—	—	739
Finance leases	196	(b)	—	—	—	196
Other secured debt	194	(c)	—	2	2	196

Total secured debt(a)	€2,731		€—	€994	€994	€3,725

VUE class A and B preferred interests	2,097	(d)	—	—	—	2,097
Other	360	(c)	624	520	1,144	1,504

Total unsecured subsidiaries’ debt	€2,457		€624	€520	€1,144	€3,601

Senior notes 9.25% — 9.5% (2010)	1,076		—	—	—	1,076
Senior notes 6.25% (2008)	1,283		—	—	—	1,283
Veolia Environnement exchangeable 2% (March 2006)	28	(e)	—	—	—	28
Vivendi Universal convertible 1.25% (OCEANE — January 2004)	—		1,699 (f)	—	1,699	1,699
Vinci exchangeable 1% (March 2006)	527		—	—	—	527
Sogecable exchangeable 1.75% (October 2008)	605		—	—	—	605
Seagram remaining credit lines	28		—	—	—	28
Subordinated securities (up to 2023)	17		—	—	—	17
Other	869	(c)	748	217	965	1,834

Total other unsecured debt	€4,433		€2,447	€217	€2,664	€7,097

Gross debt	€9,621		€3,071	€1,731	€4,802 (g)	€14,423

Cash and cash equivalents						(2,858)

Financial net debt						€11,565

(a)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b)	Lease agreements that may include a purchase option in favor of the lessee (French “crédit bail” contracts), also include various rental guarantees relating to real-estate defeasance transactions.

(c)	Comprised of numerous individual items (of which bonds of €742 million and other financial long-term debt of €681 million) for a total of €781 million in fixed interest rate debt with interest rates ranging from 0% to 9.25%, maturing from 2005 to 2040 and €642 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(d)	In May 2002, Vivendi Universal acquired the entertainment assets of InterActiveCorp. Following this transaction, IAC received Class A and Class B preferred interests in VUE, the liquidation amount of which was $750 million and $1.75 billion, respectively, (the latter being exchangeable for up to 56.6 million IAC shares held by Vivendi Universal, via put and call options agreed between Vivendi Universal and IAC). These preferred interests in VUE have the following characteristics:

—	Class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year; maturity on the 20th anniversary of the closing (i.e. May 2022).

—	Class B preferred interests: cash distributions at 3.6% per annum and PIK accretion at 1.4% per annum; exchangeable on Vivendi Universal’s or IAC’s initiative after 20 years.

(e)	Following the exercise of a put by investors in March 2003, Vivendi Universal reimbursed most of these bonds exchangeable in Veolia Environnement shares for a total cost of €1.8 billion.

(f)	As at December 31, 2003, 6,023,946 bonds were outstanding. They were fully repaid in cash in January 2004.

(g)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €3,424 million is fixed interest rate debt with interest rates ranging from 0% to 9% and €1,378 million is variable interest rate debt with interest rates of EURIBOR 3 months -0.3% and LIBOR USD 1 year +8%.

	December 31, 2002

			Bank Overdrafts and Other
			Short-Term Borrowings

			Current
			Portion of	Other	Total
	Long-Term		Long-Term	Short-Term	Short-Term
	Debt		Debt	Debt	Debt	Total

	(In millions)
€3 billion multicurrency revolving credit facility	€—		€—	€3,000	€3,000	€3,000
VUE — $1.62 billion loan	—		—	1,573	1,573	1,573
Finance leases	274		—	—	—	274
Other secured debt	507	(b)	20	1,645 (c)	1,665	2,172

Total secured debt(a)	€781		€20	€6,218	€6,238	€7,019

VUE class A and B preferred interests	2,507		—	—	—	2,507
Other	1,355	(b)	120	651	771	2,126

Total unsecured subsidiaries’ debt	€3,862		€120	€651	€771	€4,633

Veolia Environnement exchangeable 2%	1,809		—	—	—	1,809
Vivendi Universal convertible OCEANE 1.25%	1,699		—	—	—	1,699
Vinci exchangeable 1%	527		—	—	—	527
BSkyB exchangeable 1%	—		1,440	—	1,440	1,440
Seagram remaining debt	98		—	—	—	98
Subordinated securities	25		—	—	—	25
Other	1,654	(b)	416	312	728	2,382

Total other unsecured debt	€5,812		€1,856	€312	€2,168	€7,980

Gross debt	€10,455		€1,996	€7,181	€9,177 (d)	€19,632

Cash and cash equivalents						(7,295)

Financial net debt						€12,337

(a)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b)	Comprised of numerous individual items for a total of €2,309 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040 and €1,207 million in variable interest rate debt with interest rates ranging from LIBOR GBP -0.58% to EURIBOR +3%, maturing from 2004 to 2012.

(c)	Including a €850 million revolving credit facility, Société Générale’s €215 million and €275 million revolving credit facilities and CDC IXIS’s €200 million revolving credit facility.

(d)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €1,501 million are in fixed interest rate debt with interest rates ranging from 1% to 6.5% and €7,676 million are variable interest rate debt with interest rates of EURIBOR +0% and LIBOR USD +5%.

     The significant reduction of financial net debt as December 31, 2002 primarily results from the accounting of Veolia Environnement using the equity method from December 31, 2002.

	December 31, 2001

			Bank Overdrafts and Other
			Short-Term Borrowings

			Current
			Portion of	Other	Total
	Long-Term		Long-Term	Short-	Short-Term
	Debt		Debt	Term Debt	Debt	Total

	(In millions)
Finance leases	997		—	—	—	997
Other secured debt	1,602	(b)	—	397	397	1,999

Total secured debt(a)	€2,599		€—	€397	€397	€2,996

Veolia Environnement (VE) exchangeable 1.5% issued by VE	1,535		—	—	—	1,535
Other	11,782	(b)	44	7,327	7,371	19,153

Total unsecured subsidiaries’ debt	€13,317		€44	€7,327	€7,371	€20,688

Veolia Environnement exchangeable 2%	1,809		—	—	—	1,809
Vivendi Universal convertible 1.25%	1,699		—	—	—	1,699
Vinci exchangeable 1%	527		—	—	—	527
BSkyB exchangeable 0.5%	3,948			—	—	3,948
BSkyB exchangeable 1%	1,440		—	—	—	1,440
BSkyB exchangeable 3%	117		—	—	—	117
Seagram remaining debt	354		—	—	—	354
Other	1,967	(b)	658	5,577	6,235	8,202

Total other unsecured debt	€11,861		€658	€5,577	€6,235	€18,096

Gross debt	€27,777		€702	€13,301	€14,003 (c)	€41,780

Cash and cash equivalents						(4,725)

Financial net debt						€37,055

(a)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(b)	Comprised of numerous individual items for a total amount of €6,832 million in fixed interest rate debt with interest rates ranging from 0% to 15%, maturing from 2003 to 2040 and €8,519 million in variable interest rate debt with interest rates ranging from EURIBOR -0.27% to EURIBOR +8.5%, maturing from 2003 to 2018.

(c)	Comprised of numerous individual items for a total amount of €1,003 million in fixed interest rate debt with interest rates ranging from 0% to 13.9% and €13,000 million in variable interest rate debt with interest rates ranging from EURIBOR -0.60% to EURIBOR +4%.

17.2. Supplemental Information Regarding Long-Term Debt

	December 31,

	2003	2002	2001

	(In millions)
Total long-term debt detailed by:
Currency:
EUR	€4,262	€7,146	€18,077
USD	5,154	2,933	4,443
GBP	205	288	4,229
Other	—	88	1,028

Total	€9,621	€10,455	€27,777

Maturity:
Due between one and two years	€473	€2,878	€3,434
Due between two and five years	5,800	4,013	14,288
Due after five years	3,348	3,564	10,055

Total	€9,621	€10,455	€27,777

Nature of interest rate:
Fixed interest rate	€6,866	€8,925	€18,646
Variable interest rate	2,755	1,530	9,131

Total	€9,621	€10,455	€27,777

Note 18	Financial Instruments

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

18.1.	Interest Rate Risk Management

      Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. The average gross debt in 2003 was €16.4 billion, with €10.1 billion at a fixed rate and €6.3 billion at a floating rate. In 2003, the average rate was 4.09%. After interest rate management, the average cost of gross debt was 4.82% with a fixed rate ratio of 100%. Before interest rate management and assuming a constant financial structure, a 1% increase in interest rates in 2003 would have generated a supplementary expense of €63 million.

      Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt.

      The following table summarizes information about Vivendi Universal’s interest rate risk management instruments:

	December 31,

	2003	2002

	(In millions)
Pay-variable interest rate swaps
Notional amount of indebtedness	€1,018	€626
Average interest rate paid	3.65%	2.85%
Average interest rate received	6.33%	5.80%
Expiry:
Due within one year	€487	€387
Due between two and five years	531	208
Due after five years	—	31
Pay-fixed interest rate swaps
Notional amount of indebtedness	€6,321	€8,492
Average interest rate paid	4.46%	4.50%
Average interest rate received	2.09%	2.82%
Expiry:
Due within one year	€2,668	€1,818
Due between two and five years	3,043	4,410
Due after five years	610	2,264
Interest rate collars
Notional amount of indebtedness	€457	€—
Guarantee rate written	4.60%	—
Guarantee rate bought	2.50%	—
Expiry:
Due between two and five years	457	—
Swaptions
Notional amount of indebtedness	€61	€—
Strike	5.42%	—
Expiry:
Due between two and five years	61	—

      The following schedule presents the net balance after interest risk management as of December 31, 2003:

		Due within	Due between two	Due after
	Total	one year(a)	and five years	five years

	(In millions)
Gross debt	€14,423	€7,558	€3,724	€3,141
Cash and cash equivalents	(2,858)	(2,858)	—	—

Net balance before interest rate risk management	€11,565	€4,700	€3,724	€3,141
Notional amount of the swaps (off Consolidated Statement of Financial Position)	—	(3,122)	2,512	610

Net balance after interest rate risk management	€11,565	€1,578	€6,236	€3,751

(a)	Includes debt that is subject to variable interest.

18.2.	Foreign Currency Risk Management

      Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts and currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. At December 31, 2003, Vivendi Universal had effectively hedged (from a financial perspective only and not from an accounting perspective) approximately 98% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over the following year and debt-related exposure. The principal currencies hedged were the US dollar, Japanese yen, British pound and Canadian dollar. In respect to the residual €69 million that was not hedged, an unfavorable evolution of 10% in the euro exchange rate could have generated a supplementary expense of €7 million.

      Furthermore, the impact of a hypothetic 8% change of the euro/ US dollar exchange rate4 on Vivendi Universal’s operating indicators would be as follows:

—	a positive change (appreciation of the US dollar) would lead to an increase of about 4% in revenue, 2% in operating income and 3% in net cash provided by operating activities;

—	a negative change (depreciation of the US dollar) would lead to a decrease of about 3% in revenue, 2% in operating income and 2% of in net cash provided by operating activities.

[4]	Average rate used in 2003: 1€ = 1.120$.

      The following table summarizes information about Vivendi Universal’s foreign currency risk management instruments:

	December 31,

	2003	2002

	(In millions)
Forward contracts:
Notional amount	€73	€3,453
Sale against the euro	—	3,315
Sale against other currencies	2	46
Purchase against the euro	69	45
Purchase against other currencies	2	47
Expiry:
Due within one year	€73	€3,453
Currency swaps:
Notional amount	€1,834	€2,217
Sale against the euro	864	1,437
Sale against other currencies	369	93
Purchase against the euro	224	594
Purchase against other currencies	377	93
Expiry:
Due within one year	€1,834	€2,217

18.3.	Equity Market Risk Management

      Vivendi Universal’s exposure to equity markets risk relates to its investments in the marketable securities of unconsolidated entities and in debt securities. Before equity market risk management, a decrease of 10% in the fair value of its portfolio investments would have generated a decrease of €203 million in the value of these assets.

      During 2003 and 2002, Vivendi Universal also hedged certain equity-linked debts using specialized indexed swaps.

	December 31,

	2003	2002

	(In millions)
Equity-linked swaps:
Notional amount	€37	€266
Expiry:
Due within one year	€—	€132
Due between two and five years	37	11
Due after five years (maximum 8 years)	—	123
Total return swaps:
Notional amount(a)	€—	€788
Expiry:
Due within one year	—	€788

(a)	Relates to AOL Europe total return swap put in place with LineInvest in 2001. It was unwound in 2003 following the exercise by AOL Time Warner of its call options on AOL Europe shares.

     Vivendi Universal also entered into various call option agreements to hedge other debt or commitments.

	December 31,

	2003	2002

Call option purchased
Vinci shares(a)
Number of shares	6,817,684	5,266,390
Maximum exercise amount (in millions)	€636	€468
Expiration date	March 2006	March 2006
Treasury shares(b)
Number of shares	35,106,349	36,084,147
Maximum exercise amount (in millions)	€2,292	€2,320
Expiration date	December 2008	December 2008
Veolia Environnement warrants(c)
Number of warrants	218,255,690	218,255,690
Maximum exercise amount (in millions)	€1,715	€1,715
Expiration date	March 2006	March 2006
Call option sold
Veolia Environnement(d)
Number of shares	82,486,072	82,486,072
Exercise amount (in millions)	€2,186	€2,186
Expiration date	December 2004	December 2004

(a)	These options were purchased in June 2002 and September 2003 in order to allow Vivendi Universal to deliver, if necessary, Vinci shares at the maturity date of the exchangeable bond issued in March 2001.

(b)	These options were purchased in June 2001, December 2002 and December 2003 in order to allow Vivendi Universal to deliver shares at the exercise of stock option plans granted to employees. According to the present stock price, a maximum amount of €80 million could be paid by Vivendi Universal to acquire shares that are in the money.

(c)	These warrants, given in December 2001 to Veolia Environnement shareholders, allow their holders to acquire Veolia Environnement shares at €55 per share with a ratio of one share for seven warrants. These warrants should have allowed Vivendi Universal to deliver Veolia Environnement shares at the initial maturity date (March 2006) of the exchangeable bond issued in March 2001. This bond was repaid in cash in March 2003 and, according to the present market price of the Veolia Environnement share, these warrants should not be exercised.

(d)	These options, sold in December 2002 to a group of investors, entitle these investors to acquire the remaining shareholding of Vivendi Universal in Veolia Environnement at any time until December 23, 2004 at an exercise price of €26.50 per share.

18.4.	Fair Value of Financial Instruments

      At December 31, 2003, and 2002, Vivendi Universal’s financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable, gross debt, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, bank overdrafts and other short-term borrowings approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

	December 31,

	2003		2002

	Carrying	Gross Fair	Carrying	Gross Fair
	Value	Value	Value	Value

	(In millions)
Other investments(a)	€3,549	€3,909	€4,138	€4,138
Long-term debt	9,621	10,294	10,455	10,622
Foreign currency instruments and interest rate agreements:
Interest rate swaps(b)	(228)	(257)	(241)	(257)
Interest rate collars	—	1	—	—
Currency swaps	20	20	44	44
Forward exchange contracts	(4)	(4)	106	106
Puts and calls on marketable securities(b)	—	—	(104)	(104)

	€(212)	€(240)	€(195)	€(211)

(a)	As of December 31, 2002, due to the provisions recognized, the net carrying value of the investments corresponds to their fair value.

(b)	In addition to accrued interests, provisions were recorded on these elements in respect to potential losses at December 31, 2002 and 2003.

18.5. Credit Concentrations and Counter-Party Risk

      Vivendi Universal minimizes its credit concentration and counter-party risk by entering into contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which its products are sold, its reporting units’ presence in many geographic areas, and the diversification of its portfolio among instruments and issuers.

Note 19 Other Non-Current Liabilities and Accrued Expenses

	December 31,

	2003	2002	2001

	(In millions)
Sports rights	€695	€1,065	€1,440
Medium-term vendor credits	—	—	847
Royalties payable, participations and commitments	1,101	1,386	911
Accrued compensation and other benefits	23	184	402
Accrual for exit activities related to the acquisition of Seagram	16	56	300
Contingent price adjustment towards Rondor ’s previous shareholders	—	223	134
Other	572	980	1,654

Total other non-current liabilities and accrued expenses	€2,407	€3,894	€5,688

Note 20 Accounts Payable

	December 31,

	2003	2002	2001

	(In millions)
Trade accounts payable and other	€11,335	€11,955	€19,178
Social costs payable	926	1,318	7,236

Total accounts payable(a)	€12,261	€13,273	€26,414

(a)	Of which €12,211 million are due in 2004.

Note 21 Operating Income

21.1. Breakdown of Revenues and Costs of Revenues

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Product sales, net	€11,721	€19,333	€20.835
Service revenues(a)	12,933	38,773	36,450
Other revenues	828	44	75

Total revenues	€25,482	€58,150	€57,360

Cost of products sold	(7,793)	(12,750)	(13,018)
Cost of service revenues	(7,126)	(27,788)	(26,457)
Expenses applicable to other revenues	(349)	(36)	(51)

Total costs of revenues	€(15,268)	€(40,574)	€(39,526)

(a)	Includes excise taxes and contributions collected by Veolia Environnement on behalf of local authorities in an amount of €1,675 million and €1,770 million in 2002 and 2001, respectively.

21.2. Research and Development Costs

      Vivendi Universal’s total research and development costs were €170 million, €117 million and €237 million in 2003, 2002 and 2001, respectively.

21.3. Personnel Costs and Numbers of Employees

      Vivendi Universal’s personnel costs, including employee profit sharing, were €2,767 million, €12,147 million and €11,926 million in 2003, 2002 and 2001, respectively.

      For the year 2003, Vivendi Universal counts an average number of 49,617 employees versus 334,574 employees in 2002, of which 257,129 were from Veolia Environnement, including 50,818 from companies consolidated by using the proportionate method (unaudited data).

21.4. Compensation for Executive Officers, Senior Executives and Directors

      In accordance with Rule 99-02 (paragraph 425) of the French Accounting Standards Board, Vivendi Universal provides the amount of the remuneration allocated in respect of the financial year to the members of its managerial bodies.

Compensation of Executive Officers

      Upon recommendation of the Human Resources Committee, the board of directors sets the compensation of the executive officers. For 2003, it is comprised of both a fixed and a variable component, as determined by the board of directors in meetings held on January 29, 2003 and March 16, 2004, respectively, based on the following criteria: improvement (50% for the first semester and 65% for the second semester) of the Company’s financial performance, with cash flow from operations5 exceeding €3 billion and adjusted net income5 exceeding €300 million; and achievement of the company’s management priorities (50% for the first semester and 35% for the second semester) by stabilizing the Company’s financial position and management, restructuring the business units, setting a strategy for the US businesses and finalizing the divestiture of VUE’s US assets.

Compensation of Chairman and Chief Executive Officer

      Upon recommendation of the Human Resources Committee, the January 29, 2003 board of directors meeting set the 2003 remuneration of the Chairman and Chief Executive Officer to be comprised of: annual fixed salary, €1 million; bonus, target 150% (maximum 250%, unchanged in 2004); 1,500,000 stock options (without discount); retirement, 2.5% of the target compensation per year of service as Chairman and Chief Executive Officer, cash exit possible. At this same meeting, the amount of the bonus for the second half of 2002 paid in 2003 was set at €1.250 million. In 2003, Mr. Jean-René Fourtou, Chairman and Chief Executive Officer, received from Vivendi Universal a gross remuneration of €2,256,220, including fringe benefits. Mr. Jean-René Fourtou presently holds 193,959 Vivendi Universal shares. He waived his director’s fees as a director of Vivendi Universal and as a director and member of the supervisory board for the subsidiaries of Vivendi Universal, controlled within the meaning of Article L.233-16 of the French Commercial Code.

Compensation of Senior Executives

      The top ten highest compensations paid by Vivendi Universal S.A. in 2003 totaled €18.748 million gross, fringe benefits included. The total of the ten highest compensations paid by the group to senior executives in 2003 amounted to €60.823 million, including fringe benefits; nine of these top ten executives were US senior executives. Certain senior executives waived their directors’ fees as non-executive directors of Vivendi Universal or as members of the supervisory boards of the subsidiaries of Vivendi Universal, controlled within the meaning of article L.233-16 of the French commercial code.

Compensation of Directors

      For each director, the fees received for 2003 are split into a fixed component of €25,000 and a variable component of €25,000, depending on the director’s presence at board meetings. These fees are increased by €4,500 for each meeting and/or session attended by committee members, which is doubled for attendance by committee presidents. The fees are paid pro rata temporis each quarter, depending on the effective date of nomination or resignation.

[5]	Non GAAP measures.

Note 22 Other Financial Expenses, Net of Provisions

	Year Ended December 31, 2003

	Financial	Financial
	Expense	Provisions,
	(Expense)/	(Accrual)/
	Income	Reversal	Net

	(In millions)
Sale of InterActiveCorp warrants(a)	€(329)	€454	€125
Provision reversal Dupont shares	—	142	142
Termination of LineInvest total return swap(b)	—	97	97
Improvement of Vivendi Universal proportionate share in SFD shareholders’ equity	—	86	86
Sale of impaired investment in Softbank Capital Partners	29	—	29
Settlement of put options on treasury shares	(104)	104	—
Premiums paid as part of Veolia Environnement and BSkyB exchangeable bond redemptions	(102)	102	—
Sale of Vinci call options	(39)	13	(26)
SEC transaction(c)	—	(40)	(40)
Fees related to the implementation of the refinancing plan	(50)	—	(50)
Evaluation of put option on interest in Cegetel SAS granted to SNCF	—	(85)	(85)
Amortization of deferred charges related to bonds issuances, facilities and others	(129)	(64)	(193)
SFD debt cancellation vis-a-vis SFR(d)	(200)	—	(200)
Foreign exchange losses	(228)	—	(228)
Other	(49)	(117)	(166)

	€(1,201)	€692	€(509)

(a)	The IAC warrants, marked to market as of December 31, 2002, were sold in 2003 for a total consideration of €600 million.

(b)	Reversal of the provision accrued in 2002 to cover the market risk under the terms of the total return swap agreed with LineInvest in the case of payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe held by Vivendi Universal in 2001.

(c)	On December 23, 2003, Vivendi Universal entered into a settlement agreement with the US Securities and Exchange Commission (SEC), which was registered with the Federal Court of the City of New York. This agreement follows up the notification of accusations by the SEC for failure to comply with the provisions of the New York Stock Exchange rules. This transaction implies neither admission nor refutation of the information set out in said notification. Vivendi Universal paid a civil law fine of $50 million into a Fair Fund, in accordance with the Sarbanes-Oxley Act, distributed by the Federal court in favor of Vivendi Universal shareholders within the framework of a payment which shall subsequently be implemented by the SEC. Vivendi Universal was not requested to restate its accounts and this settlement puts an end to the SEC enquiry begun in mid-2002 after the resignation of Mr. Jean Marie Messier as Chairman and Chief Executive Officer.

(d)	This debt cancellation was offset by an improvement in SFD’s net income and shareholders’ equity, which positively impacted SFR equity earnings as SFD is 49% held by SFR Cegetel Group.

	Year Ended December 31, 2002

	Financial	Financial
	Expense	Provisions,
	(Expense)/	(Accrual)/
	Income	Reversal	Net

	(In millions)
Sale of Vinci shares	€153	€—	€153
Foreign exchange gain	24	—	24
Mark to market related to Elektrim SA(e)	—	(86)	(86)
Potential market risk on AOL Time Warner shares	—	(97)	(97)
Impairment of Softbank Capital Partners investment	—	(120)	(120)
Impairment of DuPont shares	—	(173)	(173)
Amortization of deferred charges related to bonds issuances, facilities and others	—	(174)	(174)
Impairment of investments in international telecom	—	(175)	(175)
Fees related to the implementation of the refinancing plan	(193)	—	(193)
Impairment related to UGC and UGC Ciné Cité(f)	—	(220)	(220)
Mark to market of premium on Vivendi Universal call options agreed with BNP Paribas	—	(226)	(226)
Mark to market of interest rate swaps	—	(261)	(261)
Mark to market of InterActiveCorp warrants	—	(454)	(454)
Impairment related to Elektrim Telekomunikacja(g)	—	(609)	(609)
Losses related to put options on treasury shares	(589)	(104)	(693)
Other	91	(196)	(105)

	€(514)	€(2,895)	€(3,409)

(e)	Comprised of the mark to market of Elektrim SA investment for (€21) million, as well as the mark to market of related marketable securities for (€65) million.

(f)	Comprised of the impairment of investments in UGC and UGC Ciné Cité for (€101) million as well as the impairment of UGC bonds for (€119) million.

(g)	Comprised of (€406) million of impairment of this investment, as well as (€203) million of impairment of the related loan.

	Year Ended December 31, 2001

	Financial	Financial
	Expense	Provisions,
	(Expense)/	(Accrual)/
	Income	Reversal	Net

	(In millions)
Sale of Saint Gobain shares	€101	€—	€101
Foreign exchange gain	51	—	51
Depreciation of investment in Lagardère	—	(42)	(42)
Losses related to put options on treasury shares	(71)	—	(71)
Mark to market related to Elektrim SA	—	(104)	(104)
Impairment of Softbank Capital Partners investment	—	(119)	(119)
Other	(72)	(217)	(289)

	€9	€(482)	€(473)

Note 23 Gain on Businesses Sold, Net of Provisions

	Income/(Expense)

		Provision
		reversal/
Year Ended December 31, 2003	Gross	(accrual)	Net

	(In millions)
Telepiù(a)	€(137)	€352	€215
Consumer Press Division	104	—	104
Sogecable (dilution)	71	—	71
Canal+ Group subsidiaries	93	(34)	59
Comareg	42	—	42
Internet subsidiaries	32	6	38
Other international telecom assets	30	—	30
Interest in Cegetel S.A. to SNCF(b)	24	—	24
Xfera	91	(75)	16
UGC (dilution)	(47)	—	(47)
Other	(16)	66	50

(c)	€287	€315	€602

(a)	The net gain results from improvements in working capital registered by Telepiù during the first quarter of 2003.

(b)	In connection with the merger of Cegetel SA and Télécom Développement. (Please see Note 27(c))

(c)	For the year ended December 31, 2003, income tax expense and minority interests related to gain on businesses sold, net of provisions, amount to €21 million and €11 million, respectively.

Income/
Year Ended December 31, 2002	(Expense)

(In millions)
BSkyB shares (250 million)	€1,588
Veolia Environnement (divestitures and dilution)	1,419
European publishing activities	329
Canal Digital	172
Vizzavi Europe	90
Sithe shares	(232)
VUP Professional and Health divisions	(298)
Telepiù(d)	(360)
EchoStar shares(e)	(674)
Houghton Mifflin	(822)
Other	(163)

(f)	€1,049

(d)	This transaction, agreed to on October 1, 2002, was subject to regulatory approval obtained in April 2003.

(e)	On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million class A common shares, back to EchoStar. Total net proceeds of the sale were $1.066 billion. Vivendi Universal held these shares following the conversion of 5.8 million class D EchoStar preferred stock in January 2002 for an amount of $1.5 billion.

(f)	For the year ended December 31, 2002, income tax expense and minority interests related to gains on businesses sold, net of provisions, amounted to €1,022 million and €211 million, respectively.

Income/
Year Ended December 31, 2001	(Expense)

(In millions)
BSkyB shares (150 million)	€1,033
AOL France	712
Eurosport	151
Havas Advertising	125
Veolia Environnement (9.3% interest)	116
Other	228

€2,365

Note 24 Taxes

24.1. Components of Income Tax Expense

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Current
France(a)	(229)	(741)	(451)
U.S.	85	(133)	(223)
Other jurisdictions	(290)	(74)	(526)

Total current income tax expense	€(434)	€(948)	€(1,200)

Deferred
France	213	(940)	(290)
U.S.	457	(523)	(90)
Other jurisdictions	172	(145)	1

Total deferred income tax expense	€842	€(1,608)	€(379)

Total income tax expense	€408	€(2,556)	€(1,579)

Income tax expense paid
France	(612)	(614)	(294)
U.S.	(47)	(278)	(192)
Other jurisdictions	(583)	(360)	(198)

Total income tax expense paid	€(1,242)	€(1,252)	€(684)

(a)	In 2003, includes the effect of the rationalization of the structure of SFR Cegetel Group (saving of €515 million).

24.2. Effective Income Tax Rate

	Year Ended December 31,

	2003	2002	2001

	(In millions, excluding %)
Net loss	€(1,143)	€(23,301)	€(13,597)
Add back
Income tax expense	408	(2,556)	(1,579)
Minority interests	(1,212)	(844)	(594)

Net loss before income tax expense and minority interests	€(339)	€(19,901)	€(11,424)

French statutory rate	35.4%	35.4%	36.4%
Theoretical income tax expense based on French statutory rate	120	7,045	4,158
Reconciliation from theoretical to effective income tax expense:
Nondeductible good will amortization and impairment losses	(1,032)	(6,985)	(5,529)
Long-term capital gains (losses) taxed at reduced tax rates	45	(477)	457
Tax losses	508	(2,886)	(343)
Other, net	767	747	(322)

Effective income tax expense	€408	€(2,556)	€(1,579)

Effective income tax rate	120.4%	(12.8)%	(13.8)%

24.3. Components of Deferred Taxes Assets and Liabilities

	December 31,

	2003	2002(a)	2001

	(In millions)
Deferred tax assets
Tax losses carried forward	€9,016	€8,383	€3,813
Purchase accounting depreciation	1,278	1,157	—
Other temporary differences	728	826	2,599

Gross deferred tax assets	€11,022	€10,366	€6,412
Deferred tax assets not recorded and depreciations(b)	(9,476)	(8,753)	(2,187)

Total deferred tax assets	€1,546	€1,613	€4,225

Deferred tax liabilities
Purchase accounting revaluation of assets(c)	€2,530	€3,887	€2,454
DuPont share redemption(d)	1,271	1,574	1,656
Spirits and wine sale(e)	669	1,020	1,769
Other(f)	653	1,376	4,098

Total deferred tax liabilities	€5,123	€7,857	€9,977

Net deferred tax liability	€3,577	€6,244	€5,752

(a)	Includes some reclassifications between the different categories of deferred tax liabilities compared with 2002 data as reported in 2003, primarily the purchase accounting reevaluation of assets reclassified for €1,637 million from “other”.

(b)	Estimated according to recovery prospects.

(c)	These liabilities are triggered when related assets are sold.

(d)	In 2003, the decrease relates to foreign currency translation adjustments. The treatment of deferred taxes reported by Seagram in 1995 as regards the DuPont share redemption is being challenged by the US Internal Revenue Service. Please see Note 29.5 “Contingent liabilities”.

(e)	The decrease mainly relates to provision reversals resulting from the conclusion of tax audits for prior taxable periods and reversals of tax reserves that are no longer required due to settlement or payment transactions.

(f)	The decrease is mainly due to the reversal of a €477 million reserve established in 2002 for a potential tax indemnification that might have arisen in 2002 if Vivendi Universal Entertainment had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution dated May 7, 2002. In addition, in 2003 Vivendi Universal concluded tax audits for prior taxable periods and reversed tax reserves that were no longer required.

24.4. Tax Losses Carried Forward Expiration Calendar

	Tax Losses Carried
	Forward

	2003	2002	2001

	(In millions)
2002	€—	€—	€445
2003	—	25	130
2004	—	3	138
2005	—	1,268	1,531
2006	—	635	632
2007	—	2,160
			608
2008 and thereafter	4,759	4,179
Unlimited	4,257	113	329

	€9,016	€8,383	€3,813

      French finance legislation for 2004 provides for unlimited carryforward of existing ordinary losses at December 31, 2003. Long-term capital losses are still subject to a 10-year carryforward limitation.

      As of December 31, 2003, Vivendi Universal had €12.3 billion in losses to carry forward at the tax rate due on regular income and €23 billion in long-term capital losses to carry forward at a reduced capital gain tax rate. The latter mainly related to valuation allowances accrued in respect to investments.

24.5. Tax Audits

      The years ended December 31, 2001, 2002 and 2003 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

Note 25 Consolidated Statement of Cash Flows

25.1. Depreciation and Amortization

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Depreciation of property, plant and equipment	€1,211	€3,223	€2,578
Amortization of other intangible assets	766	1,098	1,253
Other operating provisions and allowances	(130)	—	16
Goodwill amortization	1,120	1,277	1,688
Impairment losses	1,792	18,442	13,515

Total depreciation and amortization	€4,759	€24,040	€19,050

25.2. Selected Contribution Data

      This table reflects the contribution to the Consolidated Statement of Cash Flows of some business units which are included at 100% in accordance with French GAAP even if Vivendi Universal does not hold a 100% ownership interest in these companies.

					Vivendi
	SFR		Maroc		Universal
	Cegetel Group		Télécom		Entertainment(b)

	Year Ended December 31,

	2003	2002(a)	2003	2002	2003	2002

	(In millions)
Net cash provided by operating activities	€2,357	€2,120	€641	€770	€738	€351
Net cash provided by (used for) investing activities	(961)	(497)	(174)	(225)	127	308
Net cash provided by (used for) financing activities	(1,104)	(1,056)	(322)	(149)	(791)	(771)
Foreign exchange translation adjustment	—	—	(24)	(18)	(19)	(19)

Change in cash and cash equivalents	€292	€567	€121	€378	€55	€(131)

Dividends paid by these subsidiaries to the Group	€621	€—	€81	€19	€—	€—

(a)	On August 1, 2001, Vivendi Universal and Cegetel Groupe opened a cash account in the name of both parties into which Cegetel Groupe SA deposited certain excess cash (the amount of which changed over time). Vivendi Universal paid interest on the funds in the account to Cegetel Groupe at the rate provided for in an agreement between the parties governing the account. That agreement, as extended by amendment dated January 2, 2002, provided that the account would remain open until July 31, 2002, subject to the right of either party to terminate the agreement earlier. Vivendi Universal fully repaid the outstanding balance of the cash account on July 5, 2002. The balance repaid on that date was €720,147,923.30.

(b)	Has been consolidated since May 7, 2002.

25.3. Changes in Assets and Liabilities, Net of Effect of Acquisitions and Divestitures

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Inventories and work-in-progress	€189	€179	€292
Accounts receivable	330	(457)	(1 428)
Other assets	(245)	(777)	(633)

Change in assets	€274	€(1,055)	€(1,769)
Accounts payable	406	(1,836)	(626)
Other liabilities and accrued expenses	(802)	905	(842)

Change in liabilities	€(396)	€(931)	€(1,468)

Change in assets and liabilities, net of effect of acquisitions and divestitures	€670	€(124)	€(301)

25.4. Non-cash Investing and Financing Activities

	Year Ended
	December 31,

	2003	2002	2001

	(In millions)
Purchase of affiliates by issuance of common stock	€—	€1,219	€207
Issuance of common stock in settlement of note payable(a)	€—	€—	€177

(a)	In 2001, only related to Veolia Environnement.

Note 26 Segment Information

26.1. Geographic Data

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Revenues
France	€11,515	€26,391	€24,285
Rest of Europe	4,359	15,092	14,626
United States of America	6,238	10,810	12,654
Rest of World	3,370	5,857	5,795

Total Vivendi Universal	€25,482	€58,150	€57,360

	December 31,

	2003	2002	2001

		(In millions)
Long-term assets
France	€9,907	€15,356	€26,402
Rest of Europe	6,065	4,087	13,551
United States of America	23,338	17,477	53,522
Rest of World	1,254	11,575	5,599

Total Vivendi Universal	€40,564	€48,495	€99,074

26.2. Business Segment Data

      Each reportable segment is a business unit that offers different products and services marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. As at December 31, 2003, Vivendi Universal has two main businesses with different segments: Media, with Canal+ Group, Universal Music Group, Vivendi Universal Games and Vivendi Universal Entertainment; and Télécom, with SFR Cegetel Group and Maroc Telecom. Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments on a basis consistent with the historical practices of the Company.

26.2.1. Consolidated Statement of Income

									Holding
	Canal+	Universal	Vivendi	Vivendi		SFR	Maroc		and		Environmental	Total
	Group	Music	Universal	Universal		Cegetel	Télécom		Corporate	Others	Services	Vivendi
	(a)	Group	Games	Entertainment	Media	Group	(b)	Télécom	(c)	(d)	(e)	Universal

	(In millions)
Year Ended December 31, 2003
Revenues	€4,158	€4,974	€571	€6,022	€15,725	€7,574	€1,471	€9,045	€—	€712	na*	€25,482
Operating expenses exc. depreciation	(3,531)	(4,536)	(661)	(4,898)	(13,626)	(4,875)	(630)	(5,505)	(252)	(651)		(20,034)
Depreciation and amortization	(282)	(287)	(89)	(207)	(865)	(759)	(218)	(977)	(37)	(98)		(1,977)
Other	(98)	(81)	(22)	14	(187)	(21)	5	(16)	(41)	82		(162)

Operating income	€247	€70	€(201)	€931	€1,047	€1,919	€628	€2,547	€(330)	€45	na*	€3,309

Year Ended December 31, 2002
Revenues	€4,833	€6,276	€794	€6,270	€18,173	€7,067	€1,487	€8,554	€—	€1,385	€30,038	€58,150
Operating expenses exc. depreciation	(4,609)	(5,315)	(623)	(5,073)	(15,620)	(4,738)	(701)	(5,439)	(483)	(1,404)
Depreciation and amortization	(490)	(450)	(109)	(258)	(1,307)	(865)	(272)	(1,137)	(57)	(168)
Other	(59)	45	1	(123)	(136)	(15)	(46)	(61)	(125)	(298)

Operating income	€(325)	€556	€63	€816	€1,110	€1,449	€468	€1,917	€(665)	€(485)	€1,911	€3,788

Year Ended December 31, 2001
Revenues	€4,563	€6,560	€657	€4,938	€16,718	€6,384	€1,013	€7,397	€—	€4,151	€29,094	€57,360
Operating expenses exc. depreciation	(4,379)	(5,402)	(525)	(4,285)	(14,591)	(4,679)	(473)	(5,152)	(261)	(3,640)
Depreciation and amortization	(403)	(439)	(75)	(353)	(1,270)	(777)	(153)	(930)	(65)	(293)
Other	(155)	—	(39)	—	(194)	—	—	—	—	(39)

Operating income	€(374)	€719	€18	€300	€663	€928	€387	€1 315	€(326)	€179	€1,964	€3,795

*	na: not applicable

(a)	In the 2001 published financial statements, Canal+ Group recorded amortization of film costs and allowances related to debtors in depreciation and amortization. As of January 1, 2002, and reclassified in the comparable period for 2001, the amortization of film costs and allowances related to debtors were recorded as operating expenses before depreciation and amortization. This reclassification has no impact on operating income.

(b)	Company consolidated since April 1, 2001.

(c)	Holding and Corporate operating expenses are primarily comprised of occupancy costs and compensation and benefits related to corporate employees.

(d)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing excluding VUG, Vivendi Telecom International, Internet and Vivendi Valorisation).

(e)	Includes Veolia Environnement accounted for by using the equity method since December 31, 2002. Before that date, the results published by Veolia Environnement may have differed from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution from Veolia Environnement to the accounts of Vivendi Universal. Furthermore, the definition of operating income (loss) used by Vivendi Universal differed from the EBIT figure published by Veolia Environnement, as the latter does not include restructuring charges.

26.2.2. Consolidated Statement of Financial Position and Consolidated Statement of Cash Flows

		Universal	Vivendi	Vivendi		SFR			Holding			Total
	Canal+	Music	Universal	Universal		Cegetel	Maroc		and		Environmental	Vivendi
	Group	Group	Games	Entertainment	Media	Group	Télécom	Télécom	Corporate(a)	Others(b)	Services(c)	Universal

	(In millions)
December 31, 2003
Goodwill	€3,500	€4,114	€50	€6,204	€13,868	€3,100	€744	€3,844	€—	€77	na*	€17,789
Other intangible assets	1,410	2,514	149	4,769	8,842	2,487	336	2,823	60	53	na*	11,778
Investments accounted for using the equity method	231	36	—	703	970	50	—	50	61	2	na*	1,083
Total assets	€7,762	€9,046	€707	€16,810	€34,325	€11,285	€3,440	€14,725	€3,646	€2,224	na*	€54,920
Capital expenditures	€207	€45	€16	€120	€388	€936	€184	€1,120	€1	€43	na*	€1,552
December 31, 2002											na*
Goodwill	€3,957	€5,479	€74	€8,637	€18,147	€919	€793	€1,712	€48	€155	na*	€20,062
Other intangible assets	2,895	4,218	303	5,480	12,896	1,205	333	1,538	64	208	na*	14,706
Investments accounted for using the equity method	320	31	—	859	1,210	316	—	316	382	(5)	na*	1,903
Total assets	€11,158	€12,581	€1,002	€21,302	€46,043	€7,190	€3,509	€10,699	€9,081	€3,510	na*	€69,333
Capital expenditures	€443	€92	€15	€167	€717	€595	€257	€852	€17	€143	€2,405	€4,134
December 31, 2001
Goodwill	€8,002	€12,763	€104	€7,472	€28,341	€1,420	€1,332	€2,752	€(1,353)	€2,989	€4,888	€37,617
Other intangible assets	4,035	5,926	418	4,602	14,981	1,123	5	1,128	91	2,675	€4,427	€23,302
Investments accounted for using the equity method	271	30	—	7,717	8,018	311	—	311	132	110	€605	€9,176
Total assets	€17,269	€21,907	€1,209	€25,267	€65,652	€7,757	€3,569	€11,326	€9,881	€10,251	€41,892	€139,002
Capital expenditures	€339	€133	€84	€217	€773	€1,202	€223	€1,425	€6	€255	€2,879	€5,338

*	na: not applicable

(a)	In the Consolidated Statement of Financial Position, assets allocated to Holding and Corporate are those not considered to be directly related to the operations of our business segments, including:

•	non-consolidated investments (e.g., in 2003, DuPont shares; in 2002, DuPont shares and IAC warrants; in 2001, DuPont shares, BSkyB investments, Vinci shares, Sithe investments, Vivendi Universal treasury shares)

•	non-operating short-term assets such as deferred tax assets

•	subsidiaries consolidated under the equity method, such as Veolia Environnement from December 31, 2002.

•	cash equivalents related to proceeds from divestitures in 2002: Publishing activities, participation in Veolia Environnement and EchoStar.

(b)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing excluding VUG, Vivendi Telecom International, Internet and Vivendi Valorisation).

(c)	Includes Veolia Environnement, accounted for under the equity method since December 31, 2002.

Note 27 Significant Subsidiaries

C: Consolidated; E: Equity.

	2003				2002

	Accounting	Voting	Ownership		Accounting	Voting	Ownership
	Method	Interest	Interest		Method	Interest	Interest

			direct	indirect			direct	indirect
Canal+ Group
Groupe Canal+ S.A.	C	100%	100%		C	100%	100%
Canal+ S.A.(a)	C	49%		49%	C	49%		49%
CanalSatellite	C	66%		66%	C	66%		66%
StudioCanal	C	100%		100%	C	100%		100%
MultiThématiques	C	64%		64%	C	64%		64%
Universal Music Group
Universal Studios Holding I Corp.	C	92%	92%		C	92%	92%
Universal Music (UK) Holdings Ltd.	C	100%		100%	C	100%		100%
Universal Entertainment GmbH	C	100%		100%	C	100%		100%
Universal Music K.K.	C	100%		100%	C	100%		100%
Universal Music S.A.S.	C	100%		100%	C	100%		100%
Universal Studios, Inc.	C	92%	92%		C	92%	92%
Universal Music Investments Inc.	C	100%		100%	C	100%		100%
PolyGram Holding, Inc.	C	100%		100%	C	100%		100%
Interscope Records	C	100%		100%	C	100%		100%
UMG Recordings, Inc.	C	100%		100%	C	100%		100%
Vivendi Universal Games	C	99%		99%	C	99%		99%
Vivendi Universal Entertainment
Universal Pictures International B.V.	C	92%	92%		C	92%	92%
Universal Studios Inc.	C	92%	92%		C	92%	92%
Vivendi Universal Entertainment LLLP	C	93%		86%	C	93%		86%
SFR Cegetel Group
Cegetel Groupe S.A.(b)	—	—	—		C	59%	44%
SFR (mobile and holding company in 2003)(b)	C	56%	56%		C	80%		80%
Cegetel S.A.S./Cegetel S.A. (fixed)(c)	C	65%		65%	C	80%		90%
Télécom Développement(c)	—	—		—	E	50%		50%
Maroc Telecom(d)	C	51%		35%	C	51%		35%
Other
Vivendi Telecom International	C	100%	100%		C	100%	100%
Vivendi Telecom Hungary(e)	—	—		—	C	100%		100%
Kencell	C	60%		60%	C	60%		60%
Monaco Télécom	C	55%		55%	C	55%		55%
Elektrim Telekomunikacja(f)	E	49%		49%	E	49%		49%
Xfera(e)	—	—		—	E	26%		26%
Vivendi Universal Publishing	C	100%	100%		C	100%	100%
Groupe Expansion(e)	—	—		—	C	100%		100%
Comareg(e)	—	—		—	C	100%		100%
Atica	C	98%		49%	C	98%		49%
Vivendi Universal Net	C	100%	100%		C	100%	100%
UGC	E	38%	38%		E	58%	58%
Veolia Environnement	E	20%	20%		E	20%	20%

(a)	Consolidated because Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.

(b)	As a consequence of the acquisition of BT Group’s 26% interest in Cegetel Groupe S.A., Vivendi Universal had an 85% voting interest in Cegetel Groupe SA and consolidated this entity and its subsidiary SFR, with an interest of 70% and approximately 56%, respectively, from January 23, 2003. On December 18, 2003, the extraordinary shareholders’ meeting of Cegetel Groupe SA approved the merger of Transtel, Cofira and SFR into Cegetel Groupe SA holding company. The new company resulting from the merger, which is both the mobile phone operator and the holding company of the group, is renamed SFR. It is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. Further to this simplification of the capital structure, an amendment to the Cegetel shareholders’ agreement[6] was signed in order to include specific provisions of the SFR shareholders agreement. Under the terms of this amended shareholders’ agreement, Vivendi Universal has management control of SFR, majority control over the board of directors and appoints the chairman and CEO, majority control over the shareholders’ general meeting, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.

(c)	In December 2003, Cegetel SA and Télécom Développement (network operator, subsidiary of SNCF) were merged into a new entity named Cegetel SAS. The capital of this company is 65% held by SFR and 35% by SNCF.

(d)	Vivendi Universal owns a 35% interest in Maroc Telecom, and the Kingdom of Morocco holds the remaining 65%. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders’ agreements, Vivendi Universal has majority control over its supervisory board and management board. Under shareholders’ agreements, Vivendi Universal appoints 3 of the 5 members of the management board, appoints the chairman of the management board, exercises 51% of all voting rights at shareholders’ general meetings, and this grants it, under the majority rules set forth in the company’s by-laws, control over the shareholders’ general meeting, as well as over the supervisory and management boards of Maroc Telecom. Should Vivendi Universal not acquire the shares that would give it the majority of Maroc Telecom’s share capital, the 16% voting rights granted to Vivendi Universal through shareholders’ agreements would expire on September 1, 2005, unless the Kingdom of Morocco exercises its put option requiring Vivendi Universal to acquire an additional 16% interest in Maroc Telecom’s share capital prior to that date. On September 2, 2003, Vivendi Universal announced that its board of directors approved a plan to increase its interest in Maroc Telecom S.A. to 51%.

(e)	Participations sold in 2003.

(f)	Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim SA holding the remaining 51% until September 3, 2001. An agreement concerning the shareholding and management of Elektrim Telekomunikacja was signed by Vivendi Universal and Elektrim on September 3, 2001. This agreement had no impact on Vivendi Universal’s ownership or voting interest in Elektrim Telekomunikacja, which is unchanged at 49%. Belgian investment company Ymer acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. Ymer is a company independent of Vivendi Universal, which does not own nor control it, directly or indirectly. Vivendi Universal has purchased non-voting shares in LBI fund, an investment company, operating as a mutual fund, which enabled Ymer to make its acquisition. Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right nor an obligation to sell the shares it holds in Elektrim Telekomunikacja to Vivendi Universal, and is free to sell them to a third party at any time, subject to Vivendi Universal’s right of pre-emption thereon. Ymer is consequently not consolidated by Vivendi Universal. However, the economic exposure is carried by Vivendi Universal, which consequently records valuation allowances where appropriate, on the basis of quarterly values communicated by the mutual fund manager (please see Note 8.1 “Investments accounted for using the cost method”). Agreements between Vivendi Universal and Elektrim retain Vivendi Universal’s pre-existing rights. Vivendi Universal, Elektrim SA and Ymer have 3, 3 and 1 representatives on the Elektrim Telekomunikacja supervisory board, respectively, and 2, 2 and 2 representatives on the management board, respectively, all of whom are appointed independently by Vivendi Universal, Elektrim, and Ymer. Vivendi Universal consequently accounts for its interest in Elektrim Telekomunikacja using the equity method. The Group intends to sell this interest. As a consequence, Vivendi Universal may consider purchasing the 2% equity interest held by Ymer in order to further enhance its shareholder rights and thereby facilitate the divestiture of the entire participation in Elektrim Telekomunikacja.

[6]	This document is available at: http://www.vivendiuniversal.com

Note 28 Related Party Transactions

28.1. Related Companies

      During 2003 and 2002, most of Vivendi Universal’s related companies are subsidiaries accounted for by using the equity method; e.g., Veolia Environnement (accounted for under the equity method since December 31, 2002), Elektrim Telekomunikacja and Télécom Développement. The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed below:

	December 31,

	2003	2002

	(In millions)
Assets
Other investments(a)	€841	€559
Inventories and work-in-progress	28	—
Accounts receivable	69	154
Short-term loans receivable	130	257
Liabilities
Accounts payable	51	116
Short term borrowings	77	9
Profit and Loss Account
Revenues	408	414
Operating expenses	(979)	(919)
Financial income	69	62
Financial expense(b)	(206)	(14)

	€(708)	€(457)

(a)	Includes an advance granted to Elektrim Telekomunikacja for €520 million (provisioned for €243 million) as of December 31, 2003 and €525 million (provisioned for €203 million) as of December 31, 2002.

(b)	Includes SFD debt cancellation vis-à-vis SFR for €200 million in 2003.

     In 2003 and 2002, the main related company transactions were the following:

Veolia Environnement

Vivendi Universal and Veolia Environnement

      On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 were modified. This agreement is described in Note 29.3.

Vinci Bonds

      Veolia Environnement took part indirectly in the issuance of the Vivendi Universal bonds exercisable into Vinci shares or in cash. Vivendi Universal lent to Veolia Environnement €120 million against 1,552,305 shares of Vinci held by Veolia Environnement through Dalkia France. The terms of the loan were similar to those of the bond issued by Vivendi Universal: a fixed rate of 1% per annum and maturing on March 1, 2006. This loan was reimbursed in September 2003 (please see Note 8.3).

SFR Cegetel Group

Télécom Développement

      Télécom Développement (TD), which merged with Cegetel SA into Cegetel SAS in December 2003, is linked by a commercial agreement with SFR (formerly known as Cegetel Groupe). It gives TD the exclusive right to carry SFR’s long distance calls.

Vivendi Universal Entertainment (VUE)

      VUE has equity investments in certain companies that operate theme parks (for which it provides operational management services) and pay television channels (for which it licenses film product). VUE earns management fees for operating the theme parks and license fees for the licensing of its film product. VUE includes management and license fees in revenues and eliminates inter-company profit. During the years ended December 31, 2003 and 2002, VUE included approximately $60.8 million and $68.7 million, respectively, of these fees in revenues. In addition, VUE has deferred recognition of management fees earned of $68.8 million and $51.1 million as of December 31, 2003 and 2002, respectively, as collection is uncertain. When the collectibility issues are resolved, VUE could recognize revenues up to the deferred amount or the portion considered collectible.

28.2. Related Parties

      In 2003 and 2002, the main related party transactions were the following:

Canal+ Group

Negotiation of “Club Europe” Match TV Rights Via Groupe Jean-Claude Darmon

      A contract was signed with Groupe Jean-Claude Darmon, which acted as intermediary between the “Club Europe” member clubs and Canal+, in 1999. The clubs accorded a priority option to Canal+ to purchase the TV rights for all matches of seasons from 2000/2001 to 2005/2006. The amount of this option was due to Jean-Claude Darmon and represented a total of €252 million, plus an option on derivative rights for an initial amount of €23 million. As a result of the soccer league’s decision to forbid any direct negotiation with the clubs, a reserve was recorded in Canal+ Group financial statements. As at December 31, 2002, a total of €165 million was outstanding for payment under the terms of this contract. In February 2003, Groupe Jean-Claude Darmon agreed to terminate the priority option contract for a final payment of €80 million; some options on derivative rights, however, are still outstanding.

Vivendi Universal Entertainment (VUE)

Transactions with InterActiveCorp (IAC)

      Prior to May 7, 2002, VUE had various arrangements with IAC under which VUE earned fees and incurred costs. These arrangements are summarized below:

—	VUE provided certain support services to IAC under a Transition Services agreement. These services included use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space. VUE recognized $3.2 million during the period from January 1, 2002 to May 6, 2002 for these services.

—	VUE and IAC had an International Television Distribution Agreement under which all programming owned or controlled by IAC outside of the US was distributed by VUE. VUE earned a 10.0% distribution fee for these services. Additionally, VUE licensed certain television programming to IAC to be aired on its cable channels. VUE earned $9.7 million during the period from January 1, 2002 to May 6, 2002 for providing these services. VUE and IAC also had a Domestic Television Distribution Agreement under which IAC distributed certain of VUE’s programming in the US. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

—	Under an agreement covering approximately 50 of VUE’s films, IAC earned a distribution fee for the distribution of these films in the US. IAC was responsible for collecting and remitting the net amount, after its fee, to VUE, except for amounts applied against the advance of fees initially given to VUE. An affiliate of VUE provided certain fulfillment services on behalf of IAC in the US and Canadian home video markets. Beginning January 1, 2002, VUE replaced the affiliate in providing these services. VUE incurred fees of $6.8 million during the period from January 1, 2002 to May 6, 2002 for these services.

—	VUE had several other arrangements with IAC for the purchase of advertising time and the licensing of certain properties for merchandising. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

Loans to directors, officers and employees

      As of December 31, 2003 and 2002, VUE had loans to directors, officers and employees of approximately $26.2 million and $25.9 million, respectively. The loans bear interest at rates up to approximately 5.2 percent and are generally due upon termination of the director, officer or employee. The loans are secured by certain holdings of common stock, stock options and a deed of trust. Interest income recognized on these loans during 2003 and 2002 was approximately $0.7 million and $0.8 million, respectively.

SFR Cegetel Group

Cooperation with Vodafone

      In 2003, Vodafone and SFR signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live! and development of operational synergies in procurement (including IT and technology) and best practice sharing.

Holding and Corporate

Edgar Bronfman, Jr.’s Employment Arrangement

      Pursuant to an employment agreement with Vivendi Universal U.S. Holding Co. (Vivendi Universal US), dated September 25, 2002 (the Agreement), Edgar Bronfman, Jr. served as an executive employee and advisor to the Chief Executive Officer of Vivendi Universal US, with regard to the US entertainment business of Vivendi Universal US and its US affiliates. Under the Agreement, Mr. Bronfman’s salary was $1,000,000. Effective May 21, 2003, Mr. Bronfman’s services as an employee and as a director of Vivendi Universal were suspended due to his intention to lead a consortium of purchasers for the acquisition of Vivendi Universal’s US entertainment business. Effective December 3, 2003, Mr. Bronfman resigned, thereby terminating the Agreement. In 2003, Mr. Bronfman’s gross wages totaled $416,666.73.

Note 29 Commitments and Contingencies

29.1. Procedures

      Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

—	review of minutes of meetings of stockholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;

—	review with banks of items such as guarantees, endorsements and discounted receivables;

—	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

—	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;

—	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

—	review of related party transactions for guarantees and other commitments;

—	review of all contracts and agreements.

29.2. Contractual Obligations and Commercial Commitments Given

      Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which it is contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes the items recorded as liabilities and those recorded as contractual obligations and commercial commitments at December 31, 2003:

		Payments due in

		Less than	Between 1	Between 2	After
	Total	one year	and 2 years	and 5 years	5 Years

		(In millions)
Recorded as liabilities in the Consolidated Statement of Financial Position
Long-term debt(a)	€9,621	€—	€473	€5,800	€3,348
Bank overdrafts and other short-term borrowings	4,802	4,802	—	—	—
Sports rights(b)	695	370	251	74	—
Broadcasting rights(c)	370	147	92	120	11
Creative talent and employment agreements(d)	220	63	45	72	40
Other	231	151	25	38	17

Total	€15,939	€5,533	€886	€6,104	€3,416

		Payments due in

		Less than	Between 1	Between 2	After
	Total	one year	and 2 years	and 5 years	5 Years

		(In millions)
Other contractual obligations and commercial commitments
Operating leases(e)	€1,384	€232	€181	€415	€556
Broadcasting rights(c)	1,740	505	479	647	109
Creative talent and employment agreements(d)	1,503	845	263	302	93
Real estate defeasance(f)	947	1	1	240	705
Public service contract(g)	164	8	8	25	123
Other	862	358	144	162	198

Total	€6,600	€1,949	€1,076	€1,791	€1,784

(a)	Long-term debt includes finance lease obligations of €196 million, which French GAAP requires to be recognized as long-term debt (please see Note 17.1).

(b)	Exclusivity contracts for broadcasting sporting events by Canal+ Group recorded in other non-current liabilities.

(c)	Primarily exclusivity contracts for broadcasting future film productions and acquisitions of program catalogs at VUE and Canal+ Group. The commitments recognized by VUE become liabilities once the programs are made available for airing (i.e., production is completed and the program is delivered to the cable operator).

(d)	Agreements in the normal course of business, which relate to creative talent and employment agreements, principally at UMG and VUE.

(e)	Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(f)	Lease obligations related to real estate defeasances. In April 1996, the divestiture to Philip Morris Capital Corporation (PMCC) of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate €34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately €29.6 million. Whenever the difference between Vivendi Universal’s rental obligation under the leases and the market rent received by Vivendi Universal is unfavorable, a provision is accrued. The relevant legal documentation provides, inter alia, that PMCC may accelerate the leases if Vivendi Universal disposes of « all or substantially all of its assets used in or related to the Water and Energy Businesses ». By a letter dated November 18, 2003, PMCC indicated to Vivendi Universal that it was examining whether the sale by Vivendi Universal of 50% of its interests in Veolia Environnement, in December 2002, and the grant of a call option on Vivendi Universal’s remaining interests in Veolia Environnement fall within the ambit of the above-mentioned provision.

(g)	As the contractor of public telecommunication services of the Principality of Monaco, Monaco Télécom pays annual fees that are linked to the growth of the gross margin of the basic service as defined in the concession contract (with a minimum of €7,9 million per year). The concession will end in 2023.

29.3. Specific Commitments Given

      In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones at December 31, 2003 are summarized as follows:

Canal+ Group

      (a) In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three-year right to broadcast English Premier League soccer matches, Vivendi Universal has agreed to provide a guarantee related to the payment of license fees, which is limited to £90 million and expires July 31, 2004, and of which 50% is counter-guaranteed by the RTL Group.

      (b) Canal+ Group has granted various put options to certain minority shareholders of its affiliates. With respect to the puts, the contingent liabilities are estimated by the Company at approximately €90 million, of which approximately €70 million are exercisable in 2004.

Universal Music Group

      (a) The initial 5-year term of UMG’s 50% joint venture in the Roc-a-fella record label was to end on February 28, 2002. The term was subsequently extended to February 28, 2005. UMG’s joint venture partner has a put option in its interest that is exercisable on February 28, 2005. The relevant price under the put is based on a formula on revenues and profits. It is not expected that the put price will materially exceed amounts provided for in the Company’s accounts.

      (b) The original 3-year term of UMG’s 50% joint venture in the Murder, Inc. Records label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. On the date 90 days after expiration or termination of the term, UMG is obligated to purchase its joint venture partner’s 50% interest under a formula based on prior performance. It is not possible to predict the future performance of the joint venture, based on recent performance being constant through the end of the term, the Group estimates the potential obligation at approximately $10 million.

      (c) The Company owns a residence occupied by an artist under a life estate. As such, the property could be impaired until the artist’s death or he otherwise elects to move. The book value is approximately €7 million.

Vivendi Universal Entertainment

      (a) In connection with Vivendi Universal’s acquisition of IAC’s entertainment assets, IAC and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in Vivendi Universal Entertainment LLLP (VUE), the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Since May 7, 2003, Mr. Barry Diller has had the right to put his common interests to Universal Studios, Inc. for $275 million. Beginning on May 7, 2010, InterActiveCorp may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio Inc’s election, be paid in cash or in Vivendi Universal shares.

      Under the VUE Partnership Agreement, VUE is subject to a number of covenants for the benefit of the holder of the class A preferred interests in VUE (currently IAC), including a cap on indebtedness and a restriction on asset transfers. Certain of the covenants, including those specified above, would cease to apply if irrevocable letters of credit were issued to IAC in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

      As a result of its reduced interests in IAC following the sale of IAC warrants during the first half of 2003, Vivendi Universal and its affiliates are no longer subject to the transfer restrictions resulting from the rights of first refusal granted to Mr. Diller and Liberty Media Corporation pursuant to the Stockholders Agreement7. Under agreements with IAC, USI and its affiliates must, however, continue to hold the 56.6 million IAC shares generally free of liens and in special purpose entities until satisfaction of the put or call on the class B preferred interests in VUE issued to IAC with an initial face value of $1.75 billion. In connection with this acquisition, the class B preferred interests are actually subject to put/call provisions at any time following the 20-year anniversary of issuance (i.e., May 7, 2022). IAC may require USI to purchase the class B preferred interests and Vivendi Universal or USI may require IAC to sell to it the class B preferred interests, for a number of IAC shares having a market value equal to the accreted face value of the class B preferred interests at such time, subject to a maximum of 56.6 million. Mr. Diller will continue to hold a proxy on all such IAC shares. In addition, Mr. Diller’s broad standstill obligations under the Stockholders Agreement, including his obligation not to acquire Vivendi Universal or any of its subsidiaries, will continue to apply in accordance with the Stockholders Agreement.

      In addition, Vivendi Universal has agreed to indemnify IAC for any “tax detriment” (defined to mean the present value of the loss of IAC’s tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by IAC to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to IAC at the closing.

      As part of the definitive agreement signed by Vivendi Universal and GE on October 8, 2003, IAC’s entertainment assets were included in the NBC-Universal Transaction.

      (b) In connection with VUE’s equity investment in Universal City Florida Hotel Venture (UCF-HV), a joint venture that operates Universal Orlando’s hotels, Vivendi Universal has a commitment to cover its proportionate share of the operating expense shortfall, if any, of the hotels. The total is capped at $30 million per year, and Vivendi Universal’s proportionate share is 25% or $7.5 million. To date, no expense shortfall has occurred and the guarantee has not been called.

      (c) In connection with its equity investment in UCI/CIC (United Cinema International/ Cinema International Corporation), a joint venture that operates international movie theatres, VUE has guaranteed lease payments for approximately $152 million (VUE’s 50% share). To date, none of these guarantees has ever been called as the joint venture has met its obligations.

      (d) In connection with its 20% equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30 million and may be obligated to fund payment obligations of MovieLink with respect to certain

[7]	This Stockholders Agreement is disclosed on Vivendi Universal’s website (http://www.vivendiuniversal.com)

intellectual property liabilities in excess of $30 million. As of December 31, 2003, VUE has contributed $14.9 million and expects to contribute the remaining $15.1 million over the next several years pursuant to future capital calls that may be made from time to time. As MovieLink has only been operating since 2001, there is no assurance that the outstanding capital contributions will be sufficient to fund future operations.

      (e) In 1987, Universal City Florida Partners (now Universal City Development Partners, Ltd. as the merged entity)(UCDP) entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a license from) UCDP or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates (“comparable projects”), other than at Universal City, California. At present, the only theme park which may be a comparable project is VUE’s partially owned park in Osaka, Japan. It is possible that comparable projects will be created in the future that would fall under the consulting agreement.

      The consultant may also be entitled to participate in certain sales of equity by UCDP’s partners and to participate in certain real estate development activities of UCDP’s partners or their affiliates.

      Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant’s interest in the company’s parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. UCDP represented under the agreement that the consultant’s interest in each of its parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. UCDP’s obligations under the agreement are guaranteed by USI and USI’s obligations under that guarantee have in turn been assumed by VUE.

      (f) In August 1995, affiliates of VUE granted an executive officer an option (as amended in 2000) to acquire 0.2% of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option vests over a ten-year period commencing in 1995 and is exercisable by the officer in full for approximately $24.9 million. In connection with the acquisition of Seagram by Vivendi Universal on December 8, 2000, VUE allocated deferred compensation of $22.9 million, which represents the intrinsic value of the unvested portion of the option. Deferred compensation is being amortized over the remaining vesting period of the option. A total of approximately $9.2 million remains unamortized at December 31, 2003.

      (g) In connection with its affiliation with United International Pictures B.V. (UIP), VUE has several liabilities for obligations of UIP including a $15 million working capital facility with Bank of America and a separate £3 million facility with National Westminster Bank plc.

      (h) In connection with its equity investment in the Universal Mediterránea hotels, VUE has a commitment to infuse all earned management fees as capital in the venture until the hotel is profitable.

      (i) In connection with its equity investment in the Port Aventura theme park, a capital call of $5.1 million was received in November 2003. As of December 2003, VUE had paid $1.2 million towards this commitment. As part of the financing of this affiliate, for each fiscal year through December 31, 2008, Vivendi Universal has also committed to fund 50% of any cumulative deficiency of operating income before amortization and depreciation (as defined in Port Aventura’s syndicated credit facility agreement). As of December 31, 2003, a provision of €11 million was accrued to cover the risks associated with this commitment for 2003 and for the first half of 2004. The outstanding borrowings of Port Aventura amounted to €201 million as of December 31, 2003, which will be amortized through 2008.

      (j) VUE has a non-binding agreement to form a joint venture that will own a theme park in Shanghai, China. Once the entire project is approved by the Chinese government and financing documents are finalized, VUE will become obligated under a pro rata project completion guarantee. As of December 31, 2003, there were no outstanding monetary commitments associated with this guarantee, contingent or otherwise.

      (k) In October 2003, VUE amended its existing distribution agreements with DreamWorks SKG (“DreamWorks”) extending the agreement through December 2010. The amendment of the distribution agreements requires VUE to make an animation advance to DreamWorks in the amount of $75.0 million. Upon execution of the amended agreement, VUE was required to pay half the animation advance. The remaining $37.5 million is to be paid during the first quarter of 2004.

SFR Cegetel Group

      (a) Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, withdrawal conditions take the form of commitments to buy or sell SNCF’s interest in the capital of Cegetel SAS (an entity resulting from the takeover of Cegetel by Télécom Développement on December 31, 2003). SFR issued a commitment to buy SNCF’s 35% holding in Cegetel SAS, which can be exercised at any time between January 1, 2007 and March 31, 2010:

—	at a price of 75% of the realizable value of the company as determined by a group of experts should this value not exceed €627 million for the total amount of the capital, with a floor of €250 million;

—	for a fixed sum of €470 million if a group of experts value the capital between €627 million and €1,100 million;

—	for €470 million plus 35% of the value of the capital in excess of €1,100 million, as determined by a group of experts, to be more than €1,100 million.

      The sums payable, as determined in one or other of the cases indicated above, will be subject to a deduction of €67 million, plus by interest accrued at the date of transfer of ownership of the SNCF shares, on the downpayment of €32 million made by SFR on December 31, 2003. A provision of €85 million was accrued as of December 31, 2003 in respect of this put option (please see Note 14).

      SNCF also issued a commitment to sell its interest in the capital of Cegetel SAS to SFR, which can be exercised between April 1, 2010 and June 30, 2013. The price is set at 35% of the realizable value of the company as determined by a group of experts, less a deduction of €67 million plus interest accrued at the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003.

      Reciprocal asset and liability guarantees were also given by SFR and SNCF, at the time of the merger between Télécom Développement and Cegetel SA. Debt cancellation undertakings (with recovery clauses, dated as of December 2000), in favor of its subsidiaries Cegetel 7 and Cegetel Entreprises (subsequently merged to become Cegetel SA on January 1, 2001, and later Cegetel SAS on December 31, 2003) were amended; thereby SFR has waived the right to apply these recovery clauses for an initial amount of €813 million, until such time as SFR no longer holds the total capital of Cegetel SAS, or holds less than 5% of same.

      (b) Under the terms of the UMTS license assigned in August 2001 for a 20-year duration, SFR is committed to pay a fee of 1% of UMTS revenues. UMTS rollout is forecasted during the year 2004.

      (c) SFR has given an undertaking to Cegetel SAS to cover any eventual restructuring losses of Cegetel RSS.

Maroc Telecom

      (a) In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco for 16% of its capital. At the end of an appraisal proceeding to determine the exercise price, finalized on January 30, 2004, the Kingdom of Morocco became entitled to exercise its put option for the stake of 16% during a two-month period (i.e,. until March 30, 2004). If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18-month period following the end of the first put option period. The exercise price will be the fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares is between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal’s initial stake in 2000, the reference price would be used to determine the exercise price. In addition, Vivendi Universal has pledged its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised. On September 2, 2003, Vivendi Universal announced that its board of directors approved a plan to increase its interest in Maroc Telecom to 51%. The Kingdom of Morocco and Vivendi Universal have started negotiations with a view to closing this transaction in 2004.

      (b) Maroc Telecom benefits from an exemption of customs fees related to investments imports, in accordance with an agreement signed with the Moroccan government in virtue of which Maroc Telecom committed itself to enter into an investment program for a total amount of MAD 7 billion and to create 300 news jobs, between 2003 and 2005. As of December 31, 2003, the residual investment program not initiated amounts to approximately MAD 4 billion (€362 million).

Holding & Corporate and other

      (a) In connection with the Merger Transactions, Vivendi Universal entered into a Shareholders’ Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfman family and result in recognition of taxable gain to it. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

      (b) On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as follows:

—	Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of €15.2 million a year indexed over a period of 12 years. This limit has now been raised to €30.4 million indexed starting in the year 2002. The additional amount potentially due above the €15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Veolia Environnement were to exceed the initial limit of €228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of €76.2 million. As of December 31, 2003, Vivendi Universal’s maximum exposure was €208.4 million given the amount already claimed.

—	Veolia Environnement’s right to claim reimbursement of exceptional expenses, provided by the June 2000 agreement, has been removed.

—	Certain matters relating to the implementation process of the counter guarantee agreement, dated June 20, 2000, pursuant to which Veolia Environnement will indemnify Vivendi Universal for any costs, losses or expenses in connection with the subsidiary guarantees have been detailed.

—	Vivendi Universal has retained stakes in certain operating companies in the water sector for reasons relating to the transferability of the concession; these will be sold as soon as practicable and at the latest on December 31, 2004.

      Separately, at December 31, 2003, Vivendi Universal continued to guarantee commitments made by Veolia Environnement subsidiaries for a total amount of approximately €231 million, including mainly: €156 million related to a perpetual loan issued by OTV, €44 million related to performance guarantees given to local authorities (Adelaide, and others) and €17 million of guarantees granted to financial institutions lending funds to US operating subsidiaries of Vivendi Water. All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

      (c) In connection with Vivendi Universal’s December 2002 divestiture of 82.5 million shares of Veolia Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Veolia Environnement (82.5 million shares) at a strike price equal to €26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with €2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (“compte-sequestre”) and have been pledged in favor of new investors as well as banks participating in the €2.5 billion Dual Currency Credit Facility and the €3 billion Multicurrency Revolving Credit Facility. Under an arrangement entered into in connection with the December 2002 divestiture, Vivendi Universal has committed to pay an indemnity equal to €3 per call option to new investors in the event that the guarantees related to the €2.5 billion Dual Currency Credit Facility and the €3 billion Multicurrency Revolving Credit Facility are called or a default of payment occurs under specified significant credit facilities or bond issues.

      (d) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favor of Vivendi Universal operating companies for an amount of $64 million.

      (e) In connection with the acquisition of Moviso, Vivendi Universal has a commitment to pay an earn-out if the result of this affiliate is above $47.5 million in 2003. This earn-out is capped at $20 million.

      (f) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented late 1997, and terminated in December 2002. The Company believes that the likelihood that these obligations could materialize is remote.

Vivendi Telecom International

      (a) In connection with the acquisition of its 55% interest in Monaco Télécom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Télécom. The option grants the Société Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Télécom under the following terms: (a) prior to May 26, 2004, Société Nationale de Financement can put (i) up to 29% of its interest in Monaco Télécom for approximately €51 million (or the proportionate value of €51 million if less than 29% is sold) and (ii) its residual 16% interest at fair value; (b) between May 26, 2004 and December 31, 2009, Société Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Télécom will be independently determined by an appraisal procedure.

      (b) In connection with its investment in Xfera that was sold in 2003, Vivendi Universal granted two counter-guarantees in an amount of €55 million to a group of banks which have guaranteed the Spanish government with respect to the payment by Xfera of UMTS frequency spectrum fees.

Commitments related to divestitures and restructuring

      (a) As part of the sale of Telepiù in April 2003, Vivendi Universal granted standard guarantees to News Corporation and Télécom Italia. The Share Purchase Agreement includes limitation for the indemnification of all claims to €700 million (excluding the claims for defects or liens on Telepiù shares or claims arising from frauds). The claims have to be notified prior to the earlier of: (i) 40 days after 2003 approval of Telepiù statutory financial statements for year ending December 31, 2003 or (ii) October 30, 2005. The claims related to, among others, tax, environmental, competition law or employment matters, are subject to the applicable statute of limitation. Upon the terms of a support agreement entered into between Canal+ Group and Telepiù at the time of the issuance of the €350 million Eurobonds by the latter, Canal+ Group continues to guarantee the holders of the bonds until their maturity (i.e., July 29, 2004). At the time of the divestiture of Telepiù, Canal+ Group and Vivendi Universal have received a first demand guarantee from News Corporation to cover the Company against the consequences of a possible implementation of the guarantee by the bondholders.

      (b) As part of the sale of Canal+ Technologies in January 2003, Vivendi Universal granted standard guarantees to Thomson. In addition, Vivendi Universal agreed to indemnify Thomson in case of specific third party claim up to 50% of costs, capped at approximately €4 million for Vivendi Universal’s share. Vivendi Universal has also agreed to grant a guarantee on payables from Canal+ Group subsidiaries for an initial amount of approximately €4 million. This outstanding guarantee has been reduced to approximately €1.1 million as of June 30, 2003 and €34, 000 as of September 15, 2003.

      (c) In connection with the divestiture of Canal+ Nordic, the group granted certain standard guarantees to the acquirers up to €50 million, maturing in April 2010. Guarantees on output deals maintained at Canal+ Group amount to a maximum of $35 million over the lifetime of the contracts. A $15 million cash collateral has also been granted to substitute one output deal guarantee. These guarantees are covered by a back-to-back agreement from the buyers.

      (d) In connection with the divestiture of Canal+ Belgique and the sale of the assets of Canal+ N.V. to Télénet in December 2003, the group granted certain standard guarantees to the acquirers with a two year duration and a €5 million cap for each transaction (except for tax). The group granted another specific guarantee for a total amount of approximately €7 million. Standard guarantees were also given to Dargaud in respect of the sale of animation operations of Expand with a €7 million cap.

      (e) In connection with the sale of fixed-lined telecommunications in Hungary on May 13, 2003, Vivendi Telecom International granted standard guarantees to Telmark related to tax liabilities and potential 2002 license payments to the Hungarian state. The indemnification, if any, will first reduce the amount of the promissory note that was issued for €10 million as part of the payment of the sale and which will mature in May 2007.

      (f) The sale agreement relating to the sale of Vivendi Universal Publishing’s (VUP) business-to-business and health divisions to Cinven carries a price adjustment clause reliant on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to €500 million per division.

      (g) In connection with the sale of VUP’s European publishing activities to Editis (formerly known as Investima 10), except with respect to claims for indemnification related to tax matters, the purchaser shall only be indemnified for claims which exceed in the aggregate €15 million and then only to the extent of such excess. In no event shall the aggregate indemnification to be paid by seller exceed 20% of the adjusted Share Purchase Price (i.e. €240 million), other than with respect to tax matters and losses based upon a breach of representations or warranties with respect to capitalization, authorization, consents and approvals, non-contravention and transfers of real estate since December 31, 2001. Additionally, VUP and Vivendi Universal specifically indemnify the purchaser for losses based upon (a) a breach of representations or warranties with respect to the Ivry Distribution Centre, (b) claims under guarantees related to shares, equity interests, or real estate previously sold, (c) property divestitures mentioned in the contract, (d) dormant or liquidating subsidiaries not related to the sold activities when they were active, (e) deferred purchase price obligations, (f) liabilities not related to the purchased business, (g) clauses of “retour à meilleure fortune”, (h) VUP transferred employee profit sharing scheme, (i) the purchased assets to VUP (other than company stock) and (j) certain losses of Larousse-Bordas. With respect to clauses (b) and (f) only, the purchaser shall only be indemnified for claims which exceed in the aggregate €500,000 and then only to the extent of such excess.

      (h) Vivendi Universal jointly granted with Vivendi Communications North America (VCNA) a guarantee to Versailles Acquisition Corporation, the vehicle which acquired Houghton Mifflin. In the event of a breach of representations and warranties, except in respect of tax matters or title to shares, no indemnification shall be made unless and until the aggregate amount of losses sustained by the purchaser exceeds $20 million, in which event the seller will be required to pay only the amount of losses in excess thereof. In no event shall the aggregate indemnification exceed 10% of the purchase price (i.e., $166 million), except with respect to due organization or title to shares. In the event of a claim for breach of representations and warranties other than in respect of title to shares, the amount of losses from such claim covered by the indemnification will have to be (or reasonably be expected to be) at least $1 million. The buyers have requested a price adjustment of $47.5 million that Vivendi Universal contests. Negotiations are ongoing.

      (i) As part of the sale of Consumer Press Division in February 2003, Vivendi Universal granted certain standard guarantees to the Socpresse Group up to €30 million valid until June 30, 2004 (except for fiscal or social matters). The purchaser shall only be indemnified for claims which exceed €1.5 million.

      (j) As part of the sale of Comareg in May 2003, Vivendi Universal granted certain standard guarantees to the France Antilles Group up to €60 million valid until June 30, 2004 (except for fiscal or social matters). The purchaser shall only be indemnified for claims which exceed €1 million. In addition, the France Antilles Group agreed to counter-guarantee the Group regarding any commitment granted to Mediapost in connection with the sale of Delta, a Comareg affiliate.

      (k) As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone, in August 2002, Vivendi Universal granted certain standard guarantees to Vodafone up to its initial 50% share in Vizzavi.

      (l) In connection with the dismantling of mp3 operations, Vivendi Universal granted a guarantee to insurers with respect to representations made to them by mp3.

      (m) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. The claims, other than those made in relation to foreign subsidiaries, are capped at $480 million. In addition, they can be made if they exceed $15 million, except if they are related to foreign subsidiaries and the divestiture of some electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005. The sale of the remaining stake, excluding Asian subsidiaries occurred in December 2002, to Apollo has been covered by a guarantee valid until December 18, 2004.

      (n) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million for the benefit of several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees have completed the one issued by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1-6 in connection with guarantee contracts dated June 28, 2002. It is effective during 5 years, from June 28, 2002, except litigations (valid until the end of proceedings), tax, custom, and social liabilities subject to a statute of limitation plus 3 months and the decennial guarantee applicable to real property works.

      (o) In connection with the sale of hotels to the consortium ABC in 1999, Vivendi Universal delivered a commercialization guarantee effective until December 2004, capped at 80% of the value of each hotel, and guarantees related to social and tax liabilities subject to a statute of limitation.

      (p) In connection with the sale of La Défense to Unibail in 1999, Vivendi Universal granted certain guarantees related to the ownership of real estate assets, administrative authorizations, preemption rights and the validity of the share capital of companies are still effective as well as tax and social ones.

      Various other miscellaneous guarantees were granted by the Group for a total amount of approximately €42 million. Among them, a guarantee capped at €20 million would be reimbursed in approximately 5 years, if it were to be called. In addition, subsidiaries grant guarantees, including in relation to vendor financing, in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions for its subsidiaries in connection with their operating activities.

      In the case of vendor guarantees issued in 2003 and prior, to the best of our knowledge no material claims were received to date.

Transactions and guarantees	Amount	Expiry

Guarantee provided to English Premier League football	£90 million, 50% of which is covered by a counter-guarantee given by the RTL Group	2004
Put options to minority shareholders granted by Canal+ Group	€90 million of which approximately €70 million are exercisable in 2004	—
Put option on Roc-a-fella record label joint venture	Based on a formula on revenues and profits	2005
Put option on Murder Inc. records	0 to $10 million	2007
Residence occupied by an artist under a life estate	€7 million	—
Put option on VUE
— 1.5 % of common interest in VUE to Barry Diller from May 7, 2003	$275 million	—
— 5.4 % of common interest in VUE to IAC from May 2010	At fair value	—
Guarantee for operating shortfall of Universal City Florida Hotel Venture	0 to $7.5 million	—
Guarantee of lease payments in connection with UCI/CIC equity investment	0 to $152 million	—
Capital contributions in connection with equity investment in MovieLink	$15.1 million	—
Agreement with creative consultant
— consulting services	fee based on gross revenues	—
— additional fee	based on gross revenues of themed attractions at certain parks	—
— right of termination	fair market value, starting in 2010	—
Executive officer option to acquire 0.2% of VUE’s affiliate shares	Approximately $24.9 million	2005
Liabilities for obligations of UIP
— working capital facility with Bank of America	$15 million	—
— facility with National Westminster Bank plc	£3 million	—
Equity investment in the Port Aventura Hotel	Infusion of all earned management fees as capital until the hotel is profitable	—
Equity investment in the Port Aventura Park	50% of the cumulative shortfall in operating income	—
Non binding agreement to fund the construction of a theme park in Shanghai	—	—
Distribution agreement with DreamWorks	$37.5 million	2010
Buy/sell agreement on 35% interest in Cegetel SAS held by SNCF	Price depends on the amount of realizable value of the company:	2007-2010
— between 0 and €627 million: price equals to 75% of the realizable value (minimum €250 million).
— between €627 million and €1,100 million: price equals to €470 million
— above €1,100 million: price equals to €470 million plus 35% of the value of the capital (in excess of €1,100).
3G UMTS license	1 % revenue earned when service commences (expected to be in 2004)	2021
Undertaking to Cegetel SAS to cover restructuring losses of Cegetel RSS	—	—
Call option equal to 16 % of Maroc Telecom	At fair market value	—
Investment program agreed with the Moroccan government	MAD 4 billion (€362 million)	2003-2005
Shareholders’ governance agreement with members of the Bronfman family		2005
Divestiture of Interest in Veolia Environnement
— Reimbursement of replacement costs	€30.4 million indexed starting in the year 2002 payable for the amount in excess of €15 million from January 2005 subject to legal interest rate. If total amount paid by VE exceeds €228.6 million excess would be covered by Vivendi Universal up to an amount of €76.2 million.	—

Transactions and guarantees	Amount	Expiry

— Guarantees re: commitments made by VE subsidiaries	Approximately €231 million	—
Indemnity to VE share call options holders	€3 per call option (approximately €250 million)	2004
Counter-guarantee on surety bonds	$64 million	—
Grant of a put option of 45% of Monaco Télécom
— until May 25, 2004	0 to 29 % for a proportionate up to €51 million and the residual 16% interest at fair value	2004
— between May 26, 2004 and December 31, 2009	45% interest at fair value or in increments but each exercise must be not for less than 10%.	2009
Counter guarantees to banks in connection with Spanish UMTS license	€55 million	—
Divestiture of Telepiù	Guarantees limited to €700 million	—
Divestiture of Canal+ Technologies	Guarantee on potential claims capped at €4 million	—
Divestiture of Canal+ Nordic	Guarantees up to €50 million	2010
Divestiture of Canal+ Belgique, Canal+ N.V. and animation operations of Expand	Guarantees given capped at €24 million	—
Divestiture of fixed-line telecommunications in Hungary	Standard guarantees	—
Divestiture of VUP’s business-to-business and health divisions	Price adjustment clause and guarantee clause related to liabilities up to €500 million per division	2004
Divestiture of VUP’s European publishing operations	Guarantees capped at €240 million	—
Divestiture of Houghton Mifflin	Losses in excess of $20 million not to exceed $166 million	—
Divestiture of the Consumer Press Division	Guarantees up to €30 million	2004
Divestiture of Comareg	Guarantees up to €60 million	2004
Divestiture of 50% stake in Vizzavi	Certain standard guarantees up to its 50% share	—
Guarantees related to the dismantling of MP3 operations	—	—
Sale of Sithe	Guarantees capped at $480 million	2004/2005
Guarantees on sale of land and buildings businesses	€150 million	2017
Sale of hotels to the consortium ABC	Commercialization guarantee kept at 80% of the value of each hotel	2004
Sale of La Defense to Unibail	—	—
Various guarantees	€42 million	—

29.4. Commitments Received

Canal+ Group

      (a) Canal+ Group received from its subscribers commitments estimated at approximately €1,133 million as of December 31, 2003.

Universal Music Group (UMG)

      (a) UMG generally commits to artists and others to pay agreed upon amounts upon delivery of content or other product. Where the artist or other party has not yet delivered, the Company discloses its obligation as an off Consolidated Statement of Financial Position commitment. While the artist or other parties are also obligated to deliver content or other product to the Company (these arrangements are generally exclusive), the Company does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its off Consolidated Statement of Financial Position commitments.

Vivendi Universal Entertainment (VUE)

      (a) VUE’s television group produces television programming for third-party pay and free TV channels which are not part of the group. The contracts include pricing terms that can vary because the contracts are based on box office results, number of pay TV subscribers or the selection of TV programming offered. Accordingly, the actual amount of the contract commitment is not known until the third party selects the programming it wants from TV’s offerings. Once the selection is made, the pricing is determined and the third party is committed to paying these amounts. Based on VUE’s 5-year plan, the related received commitments are estimated at $2,543 million (i.e., €2,043 million) as of December 31, 2003. Actual results may differ significantly from this estimate.

      (b) VUE produces and co-produces feature films for, and with, third party studios that do not have VUE’s studio resources. The third parties are committed by contract to advance VUE funding for the film’s production. VUE also has full production deals to produce entire motion pictures on behalf of third parties. Received commitments represent advances due to VUE for the film production requirements under the contract. The contracts terms are based on percentages of film production costs. Based on VUE’s projections, the related received commitments are estimated at $202 million (i.e., €163 million) as of December 31, 2003. Actual results may differ significantly from this estimate.

      (c) VUE owns land and a retail/ entertainment complex (Universal CityWalk), which it leases to third parties under long-term lease agreements.

      (d) VUE enters into license agreements with third parties for the use of film characters, rights, etc., that will be used in the manufacture of merchandise and development of software games, etc. These license agreements are negotiated and managed by VUE’s consumer products group.

      (e) VUE’s home video group has an extensive distribution channel for the sale of videos and DVD’s throughout the world. The home video group also has distribution agreements for the products of other studios that do not have extensive distribution channels of their own.

SFR Cegetel Group

      (a) SFR holds licenses for its networks and for the supply of its telecommunications services for a period of 15 years for GSM, and 20 years for UMTS (i.e. until August 2021). The GSM license terminates on March 25, 2006, and conditions for its renewal after this date are due to be decided during 2004.

      (b) The cancellation of debt allowed by SFR to SFD, in an amount of €200 million, includes a recovery clause.

Holding & Corporate

      (a) Vivendi Universal granted a call option agreement to the family shareholders for its UGC shares at a price of €80 million until December 31, 2005. The price may be adjusted in the case of a further sale by UGC family shareholders at a later date (within one year after the exercise of the call) with an increase in value.

      (b) Vivendi Universal received an underwritten commitment from certain banks for a €2.7 billion unsecured multicurrency credit facility that will become available upon the closing of the NBC-Universal transaction, which was finalized by an agreement signed on February 25, 2004.

      (c) In connection with the NBC-Universal Transaction, Vivendi Universal received an underwritten commitment for a letter of credit of approximately $1,990 million in favor of IAC, maturing in May 2022, in order to implement the defeasance of the covenants attached to the VUE class A preferred stock.

      (d) On December 23, 2003, Vivendi Universal received an underwritten commitment from two banks for a MAD 5 billion non-recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom.

      (e) As part of existing shareholder agreements (among others, Maroc Telecom, SFR, Monaco Télécom), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights and others) which enable it to control the capital structure of companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it sells its interests to third parties.

      Various other miscellaneous guarantees were received by the group for a total amount of approximately €393 million as of December 31, 2003.

29.5. Contingent Liabilities

Litigation

Securities Class Action

      Vivendi Universal is a defendant, along with Messrs. Jean-Marie Messier and Guillaume Hannezo, in a consolidated class action suit filed with the United States District Court for the Southern District of New

York. On November 6, 2003, the Court granted and denied some of defendants’ motions to dismiss and gave plaintiffs leave to replead one of their claims. Vivendi Universal and the plaintiffs have requested the court to reconsider their motions and claims, respectively. The court will render its decision, as well as order document production to commence, during the first quarter of 2004. Vivendi Universal views plaintiffs’ claims as inadmissible, without foundation in fact or law, and intends to continue opposing them.

Autorité des marchés financiers (the AMF, formerly known as “Commission des Opérations de Bourse” (COB)) investigation

      Following the investigation commenced by the AMF on July 4, 2002, Vivendi Universal received the AMF’s official notice of grievance and report on September 12, 2003 and had access to all of the attachments thereto on October 31, 2003. In accordance with the rules applicable to this type of procedure, Vivendi Universal filed its written comments on March 10, 2004.

InterActiveCorp vs. Vivendi Universal

      A number of Vivendi Universal group companies entered into a limited liability limited partnership agreement with InterActiveCorp (IAC) and some of its affiliates on May 7, 2002, thereby forming Vivendi Universal Entertainment LLLP (VUE). On April 15, 2003, IAC filed a petition with the Delaware Court of Chancery seeking an order for VUE, in which Vivendi Universal holds a 93% voting interest, to make certain tax distributions to IAC and its affiliates. Vivendi Universal continues to challenge the foundation of IAC’s position and its interpretation of the partnership agreement; therefore Vivendi Universal feels that it is not bound to provision any monies against such claims.

Internal Revenue Services (IRS)

      Vivendi Universal, as a successor to Seagram’s rights, received notification from the IRS on August 21, 2003 challenging the tax treatment of income stemming from the buyback by DuPont in April 1995 of 156 million of its own shares hitherto held by Seagram, as indicated in Seagram’s Form 10-K. The IRS is claiming additional tax of about $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this request before the U.S Tax Court. Vivendi Universal considers that the tax treatment opted for in 1995 was perfectly in line with tax law in force at the time and considers that this dispute with the IRS is not likely to have any significant impact on its global financial situation. Furthermore, Vivendi Universal considers it has adequately provisioned its accounts.

Elektrim Arbitration

      An initial arbitration ruled against Deutsche Telekom (DT) in April 2003: according to the award, the acquisition by Elektrim of 13.9% of Polska Telefonica Cyfrowa (PTC) shares was not deemed to be an infringement of the shareholders’ agreement and did not impinge upon DT’s right of first refusal. A second arbitration is currently under way, as DT claims it has been deprived of its right of first refusal on 48% of PTC equity, a claim Vivendi Universal challenges. Should the arbitral tribunal rule for DT, which seems unlikely, Vivendi Universal could be deemed liable for the first $100 million worth of damages awarded to DT on behalf of Elektrim, as well as for 50% of all damages awarded above and beyond $100 million.

      Two further requests for arbitration were filed in August 2003: the first by Vivendi Universal and Vivendi Telecom International S.A. (VTI) with the London Court of International Arbitration, against Elektrim S.A., Elektrim Telekomunikacja (Telco) and Carcom Warszawa Sp. z o.o. (Carcom). The arbitral tribunal has been selected. No date for hearings has been set. The second request for arbitration was filed by Elektrim S.A. with the Arbitration Tribunal of the Warsaw Chamber of Commerce, against Telco. To date, the arbitration tribunal has not been constituted. Both these disputes have to do with the application of provisions of the September 3, 2001 shareholders’ agreement between Elektrim, Telco, Carcom, Vivendi Universal and VTI, regarding representation in the statutory bodies of Telco.

Other

      At December 31, 2003, different bonds issued by Vivendi Universal are outstanding which are exchangeable into shares of Vinci and Veolia Environnement or payable in cash. The terms of these bonds carry among others the payment of premium to bondholders at their maturity. These premiums potentially due amount to €111 million. At December 31, 2003, cumulative provisions amount to €67 million.

29.6. Collateral and Pledges

      The principal pledges and collateral issued by the Group on its assets are as follows:

—	collateral issued by Vivendi Universal Entertainment in favor of banking institutions having provided the $920 million bridge loan and those being part of the securitization program. The loan will be reimbursed through 16 consecutive quarterly installments commencing on September 30, 2004. The securitization program will mature in 2009;

—	first-ranking collateral issued to borrowers in connection with the €2.5 billion dual currency credit facility, available through 2006;

—	first-ranking pledge for 20% of the residual equity interest held by Vivendi Universal in Veolia Environnement, in favor of the holders of share options allocated on December 20, 2002, and exercisable up to December 23, 2004;

—	second-ranking collateral after that issued in connection with the €2.5 billion dual currency credit facility, and that issued to holders of call options on Veolia Environnement shares, allocated in connection with the €3 billion multicurrency revolving credit facility which matures on March 15, 2007;

—	collateral on the assets of Universal Music Operations (UMO) in the United Kingdom, issued to lenders in connection with financing up to an amount of £136 million set up on December 31, 2002 for a period of five years;

—	cash collateral of $60 million put down by UMG with the court in charge of the TVT Records and TVT Music litigation;

—	pledge on Maroc Telecom’s shares held by Vivendi Universal to guarantee payment of the put option granted to the Kingdom in respect of a 16% stake in Maroc Telecom;

—	other collateral issued, to an amount of approximately €163 million.

29.7. Environmental Matters

      Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations. Vivendi Universal’s operations are covered by insurance policies. At December 31, 2003, there were no significant environmental losses.

Note 30 Stock Based Compensation

30.1. Employee Stock Option Plans

      Since its creation through the Merger Transactions, Vivendi Universal has adopted several stock option plans under which options may be granted to employees to purchase Vivendi Universal common shares. For the most common plans, one-third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date; the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.

      For one exceptional performance-related plan, the “outperformance” plan granted on December 8, 2000, outstanding options vest after six years, but could be accelerated after three years based upon the performance of Vivendi Universal common stock versus a composite of the Morgan Stanley Capital International and Dow

Jones Stoxx media indices. In any case, outstanding options expire before the 10th year following the date of the grant. No compensation expense has been recorded in connection with these plans.

      Prior to the Merger Transactions, both Vivendi Universal and Canal+ Group had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of the grants. At Vivendi Universal, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants; at Canal+ Group, the discounts were between 0% and 10%. Under these plans, outstanding options vested over a 3- to 5-year period from the date of the grant, became exercisable over a 3- to 5-year period from the date of the grant and expired 5 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the Canal+ Group option plans were converted to or replaced by Vivendi Universal stock option plans. On this date, the plans were modified so that the options vest in the same way as the new options of the most common plans of Vivendi Universal, described above. No compensation expense has been recorded in connection with these stock option plans.

      At the end of 2002, Veolia Environnement was no longer considered a subsidiary of Vivendi Universal, and its employees were thus no longer considered as employees of Vivendi Universal. Some of these employees were granted stock options of Vivendi Universal during the past three years, parts of which had not vested at that date. Since no specific clause was included in the rules of the stock option plans that foresees the terms of a change of status of the grantees, the stock options were neither cancelled nor modified and vest in the same way as before the change of status.

      In 2001 and 2002, Vivendi Universal granted stock options to the employees of companies it acquired in order to replace their existing stock option plans. The largest of these companies are InterActiveCorp, MP3.com and StudioCanal. The fair value of the stock options was recorded in addition to the purchase price.

      In addition to the Vivendi Universal corporate plans described above, several consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary’s stock. However, these plans are insignificant.

      The fair value of Vivendi Universal option grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

	December 31,

	2003	2002	2001

Expected life (in years)	5.5	5.5	6.3
Interest rate	3.9%	5.0%	4.9%
Volatility	30.0%	60.0%	35.0%
Dividend yield	0%	0%	1%

      Transactions involving the combined stock options of Vivendi Universal and Canal+ Group are summarized as follows:

		Exercise Price
		of Stock
	Stock Options	Options
	Outstanding	Outstanding

Balance at December 31, 2001	45,595,955	€61.0
Granted	3,186,392	€19.2
Adjusted	1,435,325	€60.8
Exercised	(176,510)	€20.2
Cancelled	(1,325,335)	€56.9

Balance at December 31, 2002	48,715,827	€58.5
Granted	12,467,000	€14.7
Cancelled	(3,360,070)	€63.2

Balance at December 31, 2003	57,822,757	€48.8

      On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADSs. Transactions involving the stock options on ADSs are summarized as follows:

		Weighted
		Average
		Exercise Price
		of ADS
	ADS Options	Options
	Outstanding	Outstanding

Balance at December 31, 2001	41,695,891	$56.9
Granted	10,096,389	$26.5
Adjusted	1,128,744	$49.6
Exercised	(1,212,832)	$34.8
Cancelled	(3,246,871)	$63.7

Balance at December 31, 2002	48,461,321	$49.0
Granted	1,507,000	$19.3
Exercised	(231,093)	$14.4
Cancelled	(5,187,109)	$46.9

Balance at December 31, 2003	44,550,119	$48.4

      The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

			Weighted
		Weighted	Average		Weighted
Range of		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Prices	Outstanding	Price	Life	Vested	Price

		(In euros)	(In years)		(In euros)
Stock options in euros
Under €20	17,309,016	€15.0	8.57	2,420,516	€19.6
€20 - €30	1,580,226	26.1	1.48	1,580,226	26.1
€30 - €40	2,166,540	33.4	2.72	1,994,884	33.6
€40 - €50	11,719,243	47.5	5.34	11,719,243	47.5
€50 - €60	843,132	56.2	6.69	601,040	57.4
€60 - €70	5,450,089	62.3	4.52	5,450,089	62.3
€70 - €80	13,194,078	74.1	5.25	7,396,620	76.5
€80 and more	5,560,433	94.3	5.66	5,560,433	94.3

	57,822,757	€48.8	6.06	36,723,051	€59.3

		(In dollars)	(In years)		(In dollars)
Stock options on ADS’s in US dollars
Under $20	4,499,051	$15.8	7.31	1,955,666	$15.6
$20 - $30	3,582,574	23.5	7.56	1,875,871	23.7
$30 - $40	3,286,476	36.2	2.17	2,924,462	36.4
$40 - $50	16,165,950	44.1	4.37	13,765,142	44.2
$50 - $60	3,166,484	57.9	4.99	3,146,808	57.9
$60 - $70	7,115,021	65.7	5.07	7,112,441	65.7
$70 - $80	6,626,138	73.8	6.01	6,626,138	73.8
$80 and more	108,425	270.4	5.82	108,425	270.4

	44,550,119	$48.4	5.16	37,514,953	$52.2

      At December 31, 2003, 36,723,051 stock options and 37,514,953 stock options on ADSs were exercisable at weighted average exercise prices of €59.3 and $52.2, respectively. The options outstanding at December 31, 2003 expire in various years through 2013.

      The weighted-average grant-date fair value of options granted during the year was €5.96 in 2003, €13.49 in 2002 and €23.51 in 2001.

30.2. Employee Stock Purchase Plans

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

      Shares sold to employee stock purchase plans are as follows:

	December 31,

	2003	2002	2001

Number of shares	955,864	2,402,142	2,604,670
Proceeds on sales (in millions of euros)	12	25	133
Average cost if treasury stock sales (in euros)	12	10	51

Note 31 Subsequent Events

31.1. Divestiture of Brazilian Publishing Operations

      In February 2004, Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for approximately $40 million.

Note 32	Supplemental Disclosures Required Under the US GAAP and Securities and Exchange Commission Regulations

      The following information has been prepared to present supplemental disclosures required under US GAAP and the U.S. Securities and Exchange Commission (SEC) regulations applicable to Vivendi Universal.

32.1. Reconciliation of Shareholders’ Equity to US GAAP

	December 31

		2002
	2003	Restated(a)	2001

	(In millions)
French GAAP shareholders’ equity as reported in the Consolidated Statement of Financial Position	€11,923	€14,020	€36,748
Adjustments to conform to US GAAP:(b)
Business combinations and goodwill	7,547	6,864	8,932
Impairment	(10,384)	(8,673)	12,536
Intangible assets	(708)	(462)	(427)
Financial instruments	1,048	(747)	(1,492)
Employee benefit plans	(232)	(196)	—
Other	(61)	(208)	(127)
Tax effect	671	1,212	(268)

	9,804	11,810	55,902
Fees associated with BSkyB swap, after tax	—	—	(37)

	9,804	11,810	55,865
Puts on Vivendi Universal’s treasury shares	—	(155)	(1 597)

US GAAP shareholders’ equity	€9,804	€11,655	€54,268

(a)	Please refer to Note 32.4 “Restatement of the reported US GAAP financial information for 2002”.

(b)	For 2003, 2002 and 2001 impacts of those adjustments on French GAAP Consolidated Statement of Financial Position are:

•	Business combinations and goodwill: “Goodwill, net”. These adjustments mainly impact gross amount of goodwill due to differences in accounting standards between French and US GAAP. Please refer to Note 32.6.

•	Impairment “Goodwill, net”, “Other intangible asset, net” and “Property, plant and equipment, net”. (mainly relates to real estate assets)

•	Intangible assets: “Other intangible assets, net”. These adjustments mainly impact the accumulated amortization line on these assets

•	Financial instruments: “Marketable securities” and “Other investments”

•	Employee benefit plans: “Provisions”

•	Tax effect: “Deferred tax assets” and “Deferred tax liabilities”

32.2. Reconciliation of Net Loss and Net Loss Per Share to US GAAP

	Year Ended December 31

		2002
	2003	Restated(a)	2001

	(In millions)
French GAAP net loss as reported in the Consolidated Statement of Income	€(1,143)	€(23,301)	€(13,597)
Adjustments to conform to US GAAP
Business combination and goodwill(b)	1,021	32	(333)
Impairment losses of goodwill and other intangible assets(c)	(742)	(4,260)	12,626
Impairment of other long-term assets	(25)	113	(1)
Intangible assets	(152)	(23)	(62)
Financial instruments	155	1 363	377
Divestiture of investment in BSkyB(d)	—	(2,025)	774
Employee benefit plans	(66)	(72)	(33)
Other(e)	50	(83)	(290)
Tax effect	(428)	1,461	(557)

	(1,330)	(26,795)	(1,096)
Fees associated with BSkyB swap, after tax	—	—	(37)

US GAAP net loss before cumulative effect of change in accounting principle, after tax	(1,330)	(26,795)	(1,133)
Cumulative effect of change in accounting principle, after tax(f)	(28)	(17,062)	(39)

US GAAP net loss	€(1,358)	€(43,857)	€(1,172)

(a)	The Company’s US GAAP net loss for 2002 has been reduced by €590 million from €44,447 million to €43,857 million in order to reflect certain adjustments relating to 2002 (see “— Note 32.4”).

(b)	Amortization of goodwill in French GAAP is reversed, since goodwill is no longer amortized under US GAAP.

(c)	For 2003, this line item also includes the impairment loss of €920 million recorded with respect to VUE (please refer to Note 32.9) offset by the lower impairment loss recorded with respect to UMG (€1,370 million under French GAAP versus €982 million under US GAAP).

(d)	Please refer to Note 32.12. “Divestiture of investment in BskyB”.

(e)	Other adjustments mainly relate to less material reconciliation adjustments from French GAAP to US GAAP net income, thus not disclosed as specific line items: lease contracts, public service contracts in the environment business and reserves not recognized under US GAAP. For 2001 this line item includes a negative €262 million adjustment in US GAAP on reserves mainly due to decoders’ replacement at Canal+ Group level.

(f)	In 2003 adoption of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which affects the treatment applied by Vivendi Universal to VUE Class A preferred interests (-€39 million), and SFAS 143 “Assets Retirement Obligations” (€7 million) as well as changes in the amortization method used in respect of certain equipment by Veolia Environnement (€4 million). In 2002, Vivendi Universal adopted the SFAS 142 impairment model. This impairment was effectively recorded under French GAAP in 2001. Please refer to Note 32.7.

     The US GAAP net loss is comprised of the following:

	Year Ended December 31

		2002
	2003	Restated(a)	2001

	(In millions)
Loss from continuing operations	(1,636)	(22,903)	(1,017)
Income (loss) from discontinued operations (net of tax of €1 million, €64 million, €-, respectively)(b)	306	(3,892)	(116)

US GAAP net loss before cumulative effect of change in accounting principle, after tax	(1,330)	(26,795)	(1,133)

Cumulative effect of change in accounting principle, after tax	(28)	(17,062)	(39)

US GAAP net loss — basic and diluted	€(1,358)	€(43,857)	€(1 172)

Weighted average number of shares outstanding — basic (in millions)	1,071.6	1,086.9	980.9

	Year Ended December 31

		2002
	2003	Restated(a)	2001

Earnings (loss) per share of common stock — basic and diluted:(c)
Continuing operations	(1.53)	(21.07)	(1.04)
Discontinued operations	0.29	(3.58)	(0.12)

Total before cumulative effect of change in accounting principle, after tax	(1.24)	(24.65)	(1.16)

Cumulative effect of change in accounting principle, after tax	(0.03)	(15.70)	(0.04)

Total	€(1.27)	€(40.35)	€(1.19)

(a)	Please refer to Note 32.4 “Restatement of the reported US GAAP financial information for 2002”.

(b)	Discontinued operations are disclosed in Note 32.11.

(c)	For each of the years ended December 31, 2003, 2002 and 2001, 1168.8, 1225.1, and 1032.2 million potentially dilutive incremental shares, respectively, have been excluded from the computation of diluted earnings per share because the inclusion of such potentially dilutive incremental shares would be anti-dilutive to the Company’s reported net loss for each of the periods presented.

32.3. Statement of Comprehensive Loss

      Under US GAAP, the following information would be presented within the Consolidated Financial Statements as either a separate statement or as a complement within the Consolidated Statement of Changes in Shareholders’ Equity:

	Year Ended December 31

		2002
	2003	Restated(a)	2001

	(In millions)
US GAAP net loss	€(1,358)	€(43,857)	€(1,172)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(1,367)	(3,615)	1,470
Unrealized gains (losses) on equity securities	293	(560)	(3,438)
Unrealized gains (losses) on cash flow hedges	161	—	13
Minimum pension liabilities adjustment	67	(19)	(164)

US GAAP comprehensive loss	€(2,204)	€(48,051)	€(3,291)

(a)	Please refer to Note 32.4 “Restatement of the reported US GAAP financial information for 2002”.

32.4. Restatement of the Reported US GAAP Financial Information for 2002

      The Company’s accompanying reconciliation of US GAAP shareholders’ equity and net loss for 2002 has been restated to reflect certain additional adjustments more appropriately relating to 2002.

      Theses adjustments affected the US GAAP reconciling items previously reported for impairment by €165 million and financial instruments by €494 million, which had the effect of decreasing the US GAAP net loss, and for the related tax effects which increased the US GAAP loss by €69 million.

      The total of these adjustments decreased the previously reported net loss and increased shareholders’ equity by €590 million, and decreased the loss per share by €.54.

32.5.	Reconciliation of Consolidated Statement of Cash Flows to US GAAP

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Net cash provided by operating activities as reported in the Consolidated Statement of Cash Flows	€3,886	€4,670	€4,500
Adjustments to conform to US GAAP:
VE proportionate consolidation adjustment through June 30, 2002	—	(591)	(449)
VE accounted for using the equity method as of July 1, 2002	—	(969)	—

Net cash provided by operating activities under US GAAP	€3,886	€3,110	€4,051

Net cash provided by (used for) investing activities as reported in the Consolidated Statement of Cash Flows	€(3,900)	€405	€4,340
Adjustments to conform to US GAAP:
VE proportionate consolidation adjustment through June 30, 2002	—	850	678
VE accounted for using the equity method as of July 1, 2002	—	190	—
Purchase of treasury shares reclassification	—	—	141

Net cash provided by investing activities under US GAAP	€(3,900)	€1,445	€5,159

Net cash (used for) financing activities as reported in the Consolidated Statement of Cash Flows	€(4,313)	€(3,792)	€(7,469)
Adjustments to conform to US GAAP:
VE proportionate consolidation adjustment through June 30, 2002	—	(145)	(311)
VE accounted for using the equity method as of July 1, 2002	—	1,067	—
Purchase of treasury shares reclassification	—	—	(141)

Net cash (used for) financing activities under US GAAP	€(4,313)	€(2,870)	€(7,921)

32.6.	Summary of significant differences between accounting principles followed by Vivendi Universal and US GAAP

      Vivendi Universal has prepared its Consolidated Financial Statements in accordance with French GAAP at December 31, 2003, as discussed in Note 1. French GAAP differs in certain respects from US GAAP. For Vivendi Universal, the principal differences are as follows:

New US accounting standards applied by the Company from January 1, 2003

• SFAS No. 143: Assets Retirement Obligations

      The Company has adopted the Statement of Financial Accounting Standards No. 143 modifying the rules of accounting for asset retirement obligations. SFAS No 143 requires that the amount of a liability for asset retirement obligations is to be valuated at discounted value, and no longer at present value, for the estimated amount of the overall obligation at the in-service date of those assets. The asset retirement costs engaged after the in-service date of the assets are capitalized as part of the amount of the long-term assets and depreciated over their duration life. Vivendi Universal recorded a cumulative effect adjustment, after tax of €7 million.

• SFAS No. 149: Amendment of Statement 133 on Derivative Instruments and Hedging Activities

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on Vivendi Universal consolidated financial statements.

• SFAS No. 150: Accounting for certain financial Instruments with Characteristics of both Liabilities and Equity

      In May 2003, the FASB issued SFAS No. 150. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when mandatorily redeemable in exchange for cash or other assets. The classification, measurement and disclosure provisions of this statement are effective for mandatorily redeemable financial instruments issued by public entities for the first interim period beginning after June 15, 2003. Vivendi Universal has adopted the provisions of SFAS No. 150, effective July 1, 2003, which required Vivendi Universal to reclassify under US GAAP $750 million of mandatorily redeemable preferred interests from minority interests to borrowings. In addition, Vivendi Universal recorded a cumulative effect adjustment, after tax of -€39 million in order to mark-to-market the VUE A preferred stocks as of the date of adoption of SFAS No. 150.

• FIN 46: Consolidation of Variable Interest Entities

      In 2003, the FASB issued Interpretation No. 46, as revised (“FIN 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. FIN 46 introduces a variable interests model to determine control and consolidation of variable interest entities (“VIE”). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN 46 applies to those entities that are considered to be special purpose entities under previously existing US GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual VIEs effective July 1, 2003. For all remaining entities that are subject to FIN 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.

      The Company is not involved with any entities in which it has ownership or other financial interests to which the provisions of FIN 46 would apply. The adoption of FIN 46 is not expected to have a material effect on the Company’s results of operations or financial position.

• FIN 45: Guarantor’s Accounting

      In November 2002, the FASB issued FASB interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. FIN 45 also incorporates, without change, the guidance in FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which it supersedes. The incremental disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable to guarantees issued or modified after December 31, 2002. The accounting followed by a guarantor on prior guarantees may not be changed to conform to the guidance of FIN 45. Vivendi Universal has adopted the incremental disclosure requirements of FIN 45. The impact of FIN 45 is not significant in Vivendi Universal 2003 financial statements.

Principles of consolidation

• Use of the proportionate consolidation method

      As discussed in Note 1, under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. This method only concerned certain subsidiaries of Veolia Environnement, which was deconsolidated as of December 31, 2002. Under US GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held and the rights of each shareholder. This difference in accounting standards has no effect on either net income or shareholders’ equity. Summarized financial information for major investments accounted for using the proportionate consolidation method is as followed:

	December 31,

	2002	2001

	(In millions)
Revenues	€5,570	€4,293
Operating income	464	426
Net income	204	128
Long-term assets	—	8,082
Current assets	—	4,694

Total assets	—	€12,776

Shareholders’ equity	—	5,146
Minority interest	—	163
Financial debt	—	2,852
Reserves and other liabilities	—	4,615

Total shareholders’ equity and liabilities	—	€12,776

Net cash provided by operating activities	€591	€449
Net cash used for investing activities	(850)	(678)
Net cash provided by financing activities	145	311

• Special purpose entity

      Under French GAAP, Special Purpose Entities are included in the scope of consolidation wherever one or more controlled enterprises have in substance, by virtue of contracts, agreements or statutory clauses, control of the entity and own at least one ownership share.

      Under US GAAP, Special Purpose Entities (SPE) are included in the scope of consolidation whenever one or more enterprises controlled by Vivendi Universal have control of them, even if those enterprises do not hold any ownership share of these entities.

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

      Under US GAAP applied until June 30, 2001, the Havas and Pathé acquisitions did not meet the criteria for pooling and, therefore, were accounted for as purchase business combinations. Accordingly, goodwill was computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed. The reconciliation impact is that French GAAP potentially results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses as compared to US GAAP.

      SFAS 141 requires the use of the purchase method of accounting for all business combinations completed after June 30, 2001, forbidding the use of “pooling of interests”, and further clarifies the criteria to recognize intangible assets separately from goodwill. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than under previous guidance while in some instances previously recognized intangibles will be included as part of goodwill.

      Additionally, for fiscal years beginning after December 15, 2001, SFAS 142 requires that companies stop amortizing goodwill and certain other intangible assets, with indefinite useful lives, including such assets recorded in past business combinations. Instead, goodwill and other indefinite-lived intangible assets will be subject to an annual review for impairment (or more frequently if impairment indicators arise). A two-step impairment test is used. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

      Vivendi Universal adopted SFAS 142 effective January 1, 2002, and in accordance with its provisions ceased amortizing goodwill (including goodwill included in the carrying value of certain investments accounted for under the equity method of accounting) and other indefinite-lived intangible assets. Additionally, upon adoption of SFAS 142, Vivendi Universal recorded a non-recurring, non-cash impairment charge of approximately €17 billion to reduce the carrying value of its goodwill to its implied fair value. The charge, which is non operational in nature, was recorded as a cumulative effect of a change in accounting principle.

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

Impairment of long-term assets

      As required under both French and US GAAP, Vivendi Universal reviews the carrying value of long-term assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable.

      Under French GAAP, the impairment is measured by comparing the net book value with the current value of the asset where the current value depends on the underlying nature of its market value or value in use. The value in use is generally determined on the basis of discounted cash flows.

      Under US GAAP, until December 31, 2001 measurement of any impairment was based on the provisions of SFAS No. 121, Accounting for the Impairment of Long-term Assets and for Long-term Assets to Be Disposed Of (SFAS 121). SFAS 121 required that an impairment loss be recognized whenever the sum of the undiscounted future cash flows estimated to be generated from the use and ultimate divestiture of an asset were less than the net carrying value of it.

      From January 1, 2002, SFAS 144 replaces SFAS 121 and while it supersedes APB Opinion 30, Reporting the Results of operations — Reporting the Effects of Disposition of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, under SFAS 144, discontinued operations are recorded at the lower of their carrying amount or fair value less cost to sell, and future operating losses are no longer recognized before they occur. Under SFAS 144, there is no longer a requirement to allocate goodwill to long-term assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

      SFAS 144 has been applied since January 1, 2002 and the adoption of SFAS 144 had no material impact on the Company’s results of operations or on its financial position. In 2003, SFAS 144 concerned Vivendi Universal’s interest in VUE. (Please refer to Note 32.9.)

Derivative financial instruments

      Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, or the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the Consolidated Statement of Financial Position. The impact of the derivative financial instruments on the Consolidated Statement of Income is recorded upon settlement or the payment or receipt of cash, but potential loss, if any, is accrued against the financial income.

      Under US GAAP, Vivendi Universal adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. Upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) were recognized in the US GAAP statement of financial position at their fair values. Changes in the fair value of derivative instruments are recorded each period in current earnings or accumulated other comprehensive income, depending on whether the derivative is used to hedge fair value or cash flow exposures. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offset to the changes in fair value of related hedged assets, liabilities or firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings at the same time the hedged transaction is recognized in earnings. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. The ineffective portion of a hedging derivative’s change in fair value is reported in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133 are recorded at their fair value and the change in fair value is recognized in current earnings.

      The financing activities of Vivendi Universal necessarily involve the management of various market risks, including those related to changes in interest rates or currency exchange rates. Management uses derivative financial instruments to mitigate or eliminate certain of those risks. However, a significant part of those derivative instruments do not qualify as accounting hedges under the strict hedge criteria of SFAS 133. Since derivative instruments that do not qualify for hedge accounting are marked to their fair market value on the statement of financial position and their changes in fair value is recognized in earnings, this may induce volatility in US GAAP net income.

Investments in debt and equity services

      Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management determines that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized. Under US GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: debt securities that Vivendi Universal has the intention and ability to hold to maturity are carried at cost and classified as “held-to-maturity”; debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings; all other investment securities not otherwise classified as either “held-to-maturity” or “trading” are classified as “available-for-sale” securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders’ equity, net of deferred income taxes, to the extent those losses are considered temporary.

Other Equity

      Under French GAAP, the Notes Mandatorily Redeemable for New Shares of Vivendi Universal issued in November 2002 are classified as other equity. Under US GAAP, these notes are considered a liability, but the Company would present them separately from other forms of the Company’s debt since, unlike the Company’s other debt, extinguishment will not require the transfer or use of the Company’s assets.

Treasury shares

      Under French GAAP, treasury shares are recorded as a reduction of shareholders’ equity except when the shares have been acquired to stabilize the market price or in connection with stock options granted to employees, in which case they are recorded as marketable securities. Gains or losses on the divestiture of treasury shares recorded as marketable securities are recorded in current period earnings. Under US GAAP, treasury shares are recorded as a reduction of shareholders’ equity. Gains or losses on the divestiture of treasury shares are recognized as an adjustment to shareholders’ equity.

Employee benefit plans

      Under French GAAP, since January 1998 Vivendi Universal has recorded its pension obligations, covering all eligible employees, using the projected unit credit method. Under US GAAP, the projected unit credit method was required to be applied beginning January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date. No minimum liability adjustment is recognized in French GAAP, whereas under US GAAP, the minimum liability adjustment is determined from the difference between the accumulated benefit obligation and the fair value of the plan assets. If, after having taken into account unrecognized gains and losses and other deferred elements, the net movement in the Consolidated Statement of Financial Position is less than minimum liability, an additional provision is recorded and offset by an intangible asset or by a diminution of the comprehensive income.

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

Stock based compensation

      Under French GAAP, in case of the issuance of new shares, shareholders’ equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In the other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or their fair value or the strike price of the stock-options hedged. Vivendi Universal recognizes any resulting holding gain in the period that the shares are sold to the plan. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. In accordance with French GAAP, Vivendi Universal has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors.

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

      Vivendi Universal accounts for its stock compensation arrangement under the intrinsic value method in accordance with Accounting Principles Board (APB) opinion No 25, accounting for stock issued to employees, and FASB interpretation No 44, Accounting for Certain Transactions Involving Stock Compensation. The Company has adopted the disclosure — only provisions of FASB Statement No 123, accounting for stock based compensation. If Vivendi Universal had elected to recognize compensation expense for the granting of options under stock options plans based on the fair value of the grant date consistent with the methodology prescribed by Statement No 123, net income (loss) and net income (loss) per share would have been reported at the following pro forma amounts.

	Year Ended December 31,

	2003	2002 restated(a)	2001

	(In millions, except per share amount)
Net loss under US GAAP as reported	€(1,358)	€(43,857)	€(1,172)
Add back: Stock-based employee compensation expense included in reported net income, net of related tax effects	24	68	33
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(214)	(524)	(514)

Pro forma net loss under US GAAP	€(1,548)	€(44,313)	€(1,653)

Loss per share basic and diluted:
As reported	€(1.27)	€(40.35)	€(1.19)
Pro forma	€(1.44)	€(40.77)	€(1.69)

(a)	Please refer to Note 32.4 “Restatement of the reported US GAAP financial information for 2002”.

Operating expenses

• Shipping and handling costs

      Some shipping and handling costs are not included in the cost of revenue line item. These costs amounted to €18 million, €130 million and €135 million in 2003, 2002 and 2001, respectively.

      Shipping and handling costs reimbursed by customers for invoice charges such as postage, freight packing and small order surcharges are recorded as revenue under US GAAP. The total of these amounts was €26 million in 2003 and less than €65 million in 2002 and 2001.

• Slotting fees and cooperative advertising programs

      Slotting fees and cooperative advertising are generally recorded as a reduction of revenues. However, cooperative advertising at VUG and placement costs and other price support classified and administered as cooperative marketing costs at UMG in 2002 were treated as marketing expenses under French GAAP. Under US GAAP these expenses would have been treated as a reduction of sales. The impact of this difference was insignificant in 2003 and €101 million in 2002.

• Advertising costs

      The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of Vivendi Universal’s corporate name have been capitalized and are amortized over five years. The advertising expenses were approximately €1.3 billion in 2003, €1.5 billion in 2002 and €1.6 billion in 2001.

New accounting standard to be applied by the Company from January 1, 2004

      In 2003, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company will adopt the provisions of EITF Issue No. 00-21 to revenue arrangements entered into beginning after January 1, 2004. The Company is currently evaluating the impact of EITF 00-21 on its financial position, results of operations, and cash flows.

New set of accounting standards to be applied by the Company from January 1, 2005: International financial reporting standards (“IFRS”) in 2005

      In compliance with European regulation n1606/2002 applicable to listed companies on stock exchanges within the European Union (EU) and IFRS 1 “First time adoption of International Financial Reporting Standards”, Vivendi Universal consolidated financial statements will as of January 1, 2005 be established in accordance with the International Financial Reporting Standards (IFRS) in force on December 31, 2005. Following the recommendation of “Autorité des Marchés Financiers”, comparative financial statements will be established in accordance with the same accounting standards for year 2004, or, as Vivendi Universal is also listed on the New York Stock Exchange (NYSE), for years 2003 and 2004 depending on the decision that will be reached in that respect by the US Securities and Exchange Commission (SEC) relative to non US registrants.

      To publish this comparative information, Vivendi Universal will have to prepare an opening statement of financial position as of January 1, 2003 or as of January 1, 2004, first time adoption date of IFRS and starting point for applying these standards, and date as of which the impacts related to the transition will be recognized, mainly against shareholders’ equity .

      The Company is in progress of analyzing the main differences in accounting principles as compared with French and US GAAP currently applied by the Company and is evaluating the impacts of those differences. In particular, it aims at estimating the opening statement of financial position as of January 1, 2003 or January 1, 2004. Moreover, accounting standard IFRS 1 relating to the adoption of the IFRS standards as a basis for accounting has specific rules for the transition to IFRS and for the associated accounting choices, which are currently under study by the Company.

      Furthermore, certain important IFRS standards and interpretations that will be in force on December 31, 2005 have not yet been published in their final version by the IASB. Taking into account the expected revisions to be brought to some of those standards or expected new standards, the Company is not able to identify and estimate the impact of the conversion to IFRS standards at this stage.

      Vivendi Universal will disclose the first general indication on its IFRS format opening financial position as soon as it can.

32.7.	Impairment Losses — SFAS 142

      At December 31, 2001, following the market decline, particularly in the Internet, media and telecommunications industries, the annual review under French GAAP resulted in a non-cash, non-recurring goodwill impairment charge of €12.9 billion (€12.6 billion after €0.3 billion minority interest concerning Veolia Environnement). According to SFAS 121, no impairment was indicated as of December 31, 2001 and, accordingly, the goodwill impairment charge accounted for under French GAAP was reversed under US GAAP on December 31, 2001.

      Vivendi Universal adopted SFAS 142 effective January 1, 2002. The adoption of SFAS 142 required the Company to cease the amortization of goodwill, and to test goodwill and indefinite-lived intangible assets for potential impairment, although goodwill on business combinations consummated after July 1, 2001 had not been amortized.

      Upon adoption of the new standard, Vivendi Universal completed its initial review for impairment, which required the allocation of goodwill and other intangible assets to various reporting units. The fair value of each reporting unit was compared to its carrying value to determine if there was potential impairment. When the fair value of the reporting unit was less than its carrying value, an impairment loss was recognized to the extent that the fair value of goodwill and other intangibles assets within the reporting unit was less than the carrying value. Fair value of goodwill and other intangible assets was determined on a discounted cash flow approach, supported by a market approach, reviewed by third-party appraisers. The total impairment loss resulting from the adoption of SFAS 142 was approximately €17.1 billion, which was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002. This loss primarily reflected the continued deterioration of the economy since December 2001, as well as the resulting decline in value of some media and telecom assets, which had occurred since the Vivendi, Seagram and Canal+ merger was announced in June 2000, combined with the impact of the increase in the future financing cost due to the liquidity issues of the Company in 2002.

      As of October 1, 2002, Vivendi Universal performed its annual impairment review. The total impairment loss resulting from this annual impairment review of goodwill in accordance with SFAS 142 was approximately €16.1 billion, which was recorded as a charge in the US GAAP net income (loss) as of December 31, 2002. Fair value of long-term assets was determined on a discounted cash flow approach, supported by a market approach, reviewed by third-party appraisers.

      In the fourth quarter of 2003, Vivendi Universal performed its annual impairment review using the same methods. As a result, impairment losses of €1,155 million were recorded in the US GAAP net income (loss) as of December 31, 2003.

      Valuation procedures implemented and assumptions made to assess the fair value of reporting units are summarized in Notes 1.7.5 and 4.5 to the Consolidated Financial Statements.

      The change in the carrying value of goodwill for the years ended December 31, 2002 and 2003 are as follows:

	Goodwill, net

			Impairment Losses(a)
							Foreign	Net Balance at
	Net Balance		At adoption	December 31,		Changes in	Currency	December 31,
	at January 1,	Reclassification	(January 1,	2002		Consolidation	Translation	2002
	2002	and Other	2002)	restated(b)		Scope	Adjustment	restated(b)

	(In millions)
Canal+ Group	€16,435	€(350)	€(7,590)	€(5,336)		€750	€—	€3,909
Universal Music Group	15,862	—	(3,900)	(4,718	)(b)	49	(1,181)	6,112
Vivendi Universal Games	164	(31)	—	—		—	(13)	120
Vivendi Universal Entertainment	9,360	—	(2,660)	(8,161	)(b)	7,866	(1,662)	4,743
SFR Cegetel Group	1,466	—	—	—		—	—	1,466
Maroc Telecom	1,247	600	(700)	(330)		—	—	817
Other	4,526	200	(260)	(807)		(3,426)	(33)	200
Holding and Corporate	1,368	(1,368)	—	—		—	—	—
Veolia Environnement	7,499	900	(1,522)	—		(6,485)	(392)	—

Total	€57,927	€(49)	€(16,632)	€(19,352)		€(1,246)	€(3,281)	€17,367

(a)	At December 31, 2002, impairment losses not only included €16,146 million relative to the annual impairment review of goodwill prescribed by SFAS 142, but also included €4,486 million relative to various entities held for sale (€2,564 million for Canal+ Group, €462 million for Internet, €206 million for VTI and €130 for Vivendi Universal Publishing). Impairment losses did not include €430 million (€300 million for Elektrim Telekomunikacja SP and €130 million for Vizzavi Europe) as of January 1, 2002 and €1,115 million (€503 million for Sportfive, €374 million for Sogecable, €206 million for Télécom Développement and €32 million for Elektrim Telekomunikacja SP) at December 31, 2002.

(b)	Please refer to Note 32.4 “Restatement of the reported US GAAP financial information for 2002”.

	Goodwill, net

			Changes in		Foreign	Net Balance
	Net Balance		Consolidation		Currency	at
	at January 1,	Impairment	Scope and		Translation	December 31,
	2003(a)	losses	other		Adjustment	2003

	(In millions)
Canal+ Group	€3,909	€(165)	€(131)		€(1)	€3,612
Universal Music Group	6,112	(982)	(944)		(509)	3,677
Vivendi Universal Games	120	—	—		(12)	108
Vivendi Universal Entertainment	4,743	—	(4,743	)(b)	—	—
SFR Cegetel Group	1,466	—	2,439	(c)	—	3,905
Maroc Telecom	817	—	(30)		—	787
Other	200	(8)	(113)		—	79

Total	€17,367	€(1,155)	€(3,522)		€(522)	€12,168

(a)	Please refer to Note 32.4 « Restatement of the reported US GAAP financial information for 2002 ».

(b)	Under US GAAP, VUE is classified as asset held for sale. Please refer to Note 32.9.

(c)	Please refer to Note 32.10.

     Vivendi Universal’s other intangible assets primarily consist of:

	Balance at December
	31,				Foreign
					Currency	Changes in Scope		Balance at
		2002	Addition/	Divestiture/	Translation	of Consolidation		December 31,
	2001	restated(a)	Allocation	Reversal	Adjustment	and Other		2003(b)

	(In millions)
Other intangible assets	€26,646	€20,417	€3,577	€(516)	€(1,271)	€(5,989)		€16,218
Accumulated amortization	(6,731)	(6,870)	(3,315)	129	551	292		(9,213)

Other intangible assets, net	€19,915	€13,547	€262	€(387)	€(720)	€(5,697)		€7,005

Other finite-lived intangible assets:
Audiovisual and music rights	7,840	5,558	33	(486)	(184)	(1,446)		3,475
Trade names, market shares and editorial resources	829	39	(95)	(12)	(125)	792		599 (c)
Film costs, net of amortization	2,587	3,599	(335)	191	(439)	(2,466)		550
Télécom licenses	680	967	(27)	—	(17)	—		923
Software	146	50	713	(29)	—	(38)		696
Other	544	367	(27)	(51)	45	164		498
Veolia Environnement	1,373	—	—			—		—

Total	€13,999	€10,580	€262	€(387)	€(720)	€(2,994)		€6,741

Other indefinite-lived intangible assets:
Brands, trade names and other	3,566	2,298	—	—	—	(2,034	)(d)	264 (c)
Multiple service operator (MSO) agreements	—	669	—	—	—	(669)		—
Veolia Environnement	2 350	—	—	—	—	—		—

Total	€5,916	€2,967	€—	€—	€—	€(2,703)		€264

(a)	Please note that the restatement of the reported US GAAP financial information for 2002 described in Note 32.4 have no impact on the line “other intangible assets”.

(b)	Under US GAAP, VUE is classified as asset held for sale. Please refer to Note 32.9.

(c)	In 2003 mainly relates to SFR market share and tradename. Please refer to Note 32.10.

(d)	The significant reduction as at December 31, 2003 compared with December 31, 2002 primarily results from the divestiture of Telepiù in May 2003.

     In French GAAP, the other intangible assets are detailed in Note 5. In US GAAP, the €131 million deferred charges would be classified as other non current assets instead of other intangible assets.

      The Fiscal Year 2001 results on a historical basis do not reflect the provisions of SFAS 142. The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the standard been in effect for the Fiscal Year 2001:

	Year Ended December 31,

	2002 restated(a)	2001

	(In millions, except
	per share amount)
Reported net loss	€(43,857)	€(1,172)
Add back: Cumulative effect of change in accounting principle(b)	(17,062)	(39)

Loss before cumulative effect of changes in accounting principle	(26,795)	(1,133)
Add back: Amortization of goodwill	—	1,706

Adjusted US GAAP net income (loss)	€(26,795)	€573

Earning (loss) per share — basic	(24.65)	0.58
Earning (loss) per share — diluted	(24.65)	0.56

(a)	Please refer to Note 32.4 “Restatement of the reported US GAAP financial information for 2002”.

(b)	Adoption of SFAS 142 in 2002 and SFAS 133 in 2001.

32.8. Film and Television Costs

	December 31,

	2003			2002			2001

	Vivendi			Vivendi			Vivendi
	Universal	Canal+		Universal	Canal+		Universal	Canal+
	Entertainment	Group	Total	Entertainment	Group	Total	Entertainment	Group	Total

	(In millions)
Theatrical film costs:
Released, less amortization	956	301	1,257	1,085	350	1,435	1,376	624	2,000
Completed, not released	52	52	104	5	8	13	31	8	39
In production	389	81	470	583	62	645	343	8	351
In development	15	—	15	17	—	17	22	—	22

	€1,412	€434	€1,846	€1,690	€420	€2,110	€1,772	€640	€2,412

Television costs:
Released, less amortization	424	13	437	483	24	507	300	22	322
Completed, not released	18	—	18	32	—	32	5	—	5
In production	17	8	25	77	26	103	33	31	64
In development	—	—	—	2	—	2	—	—	—

	€459	€21	€480	€594	€50	€644	€338	€53	€391

Program costs, less amortization:
Current	192	—	192	241	—	241	—	—	—

Non current	211	—	211	303	—	303	—	—	—
	€403	€—	€403	€544	€—	€544	€—	€—	€—

Total	€2,274	€455	€2,729	€2,828	€470	€3,298	€2,110	€693	€2,803
Less current portion	192	—	192	241	—	241	—	—	—

Film costs, net of amortization	€2,082	€455	€2,537	€2,587	€470	€3,057	€2,110	€693	€2,803

      At VUE, based on management’s total gross revenue estimates as of December 31, 2003, approximately 53% of completed and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized during 2004, approximately 72% by December 31, 2005 and approximately 82% by December 31, 2006. Amortization of acquired film libraries in 2003, 2002 and 2001 was €36 million, €43 million and €45 million, respectively. As of December 31, 2003, the group estimated that approximately €541 million of accrued participation and residual liabilities will be payable in 2004.

      At Canal+ Group, based on management’s total gross revenue estimates as of December 31, 2003, approximately 52% of completed and unamortized film and television costs (excluding amounts allocated to acquire libraries) are expected to be amortized during 2004, and approximately 88% by December 31, 2006. Amortization of acquired film libraries in 2003, 2002 and 2001 was €33 million, €31 million and €40 million, respectively. As of December 31, 2003, the Company estimated that approximately €60 million of accrued participation and residual liabilities will be payable in 2004.

32.9. Accounting for Vivendi Universal Entertainment (VUE)

Classification of Vivendi Universal’s interest in VUE in the statement of financial position

French GAAP

      Note 3 to the Consolidated Financial Statements describes the agreement signed on October 8, 2003 between Vivendi Universal and General Electric (GE) for the combination of NBC and VUE to form NBC Universal. This transaction, finalized on May 11, 2004, resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE and a concurrent acquisition of 20% interest in NBC, resulting in Vivendi Universal retaining a 20% voting interest and an 18.5% ownership interest in NBC Universal. As a result, Vivendi Universal deconsolidated VUE and accounted for its interest in NBC Universal using the equity method. Under French GAAP, Vivendi Universal consolidated VUE until the closing of the transaction. Therefore, the signing of this agreement had no impact on 2003 Vivendi Universal’s accounts in French GAAP.

US GAAP

      Under US GAAP, Vivendi Universal accounted for VUE as asset held for sale upon the signing of the transaction. Therefore, the assets and liabilities of VUE are presented separately in the asset and liability sections, respectively, of the statement of financial position.

      The following condensed special purpose statement of financial position has been prepared on the basis of French GAAP, with the classification of VUE as an asset held for sale. The statement of financial position should be read in conjunction with the reconciliation of shareholders’ equity under French GAAP to US GAAP included in Note 32.1 to the Consolidated Financial Statements and its accompanying notes.

CONDENSED SPECIAL PURPOSE STATEMENT OF FINANCIAL POSITION

Year Ended
December 31, 2003
on the Basis
Described Above

(In millions)
ASSETS
Goodwill, net	€11,586
Other Intangible assets, net	7,008
Property, plant and equipment, net	5,323
Investments accounted for using the equity method	380
Other investments	2,233

Total long-term assets	26,530

Inventories and work-in-progress	535
Accounts receivable	6,424
Deferred tax assets	1,490
Short-term loans receivable	139
Marketable securities	259
Cash and cash equivalents	2,734
VUE’s assets held for sale	16,809

Total current assets	28,390

€54,920

Year Ended
December 31, 2003
on the Basis
Described Above

(In millions)
LIABILITIES AND SHAREHOLDER’S EQUITY
Share capital	5,893
Additional paid-in capital	6,030
Retained earnings	—

Total shareholder’s equity	11,923
Minority interests	4,097
Other equity	1,000
Deferred income	463
Provisions	2,169
Long-term debt	6,182
Other non-current liabilities and accrued expenses	1,498

Total non-current liabilities	27,332

Accounts payable	10,530
Deferred taxes	3,462
Bank overdrafts and other short-term borrowings	4,802
VUE’s liabilities held for sale	8,794

Total current liabilities	27,588

€54,920

French GAAP shareholders’ equity as reported in the Consolidated Statement of Financial Position	€11,923
Adjustments to conform to US GAAP:
Business combination and goodwill	6,282
Impairment	(7,480)
Intangible assets	(708)
Financial instruments	539
Employee benefit plans	(191)
Other	(72)
Tax effect on adjustments	753
Adjustments to conform to US GAAP relative to VUE	(1,242)

Sub-total	(2,119)

U.S. GAAP shareholders’ equity	€9,804

      The contribution of VUE to the condensed consolidated statement of financial position as of December 31, 2003 was as follows:

December 31,
2003(a)

(In millions)
Long-term assets	€14,034
Current assets	2,776
including cash and cash equivalents	124

Total assets	€16,810

Shareholders’ equity	7,837
Minority interests	831
Long-term debt	1,135
Other non-current liabilities and accrued expenses	1,133
Short-term liabilities	3,392
Bank overdrafts and other short-term borrowings	2,482

Total shareholders’ equity and liabilities	€16,810

(a)	Represents 100 % of VUE. The NBC – Universal transaction resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE. The retained assets are estimated at approximately €800 million as of December 31, 2003.

December 31,
2003

(In millions)
Contribution of VUE to French GAAP shareholders’ equity as reported in the Consolidated Statement of Financial Position	€7,837
Adjustments to conform to US GAAP:
Business combination and goodwill, net of impairment	(1,639)
Financial instruments	509
Other	(30)
Tax effect on adjustments	(82)
Sub-total	(1,242)

Contribution of VUE to U.S. GAAP shareholders’ equity	€6,595

Accounting for the divestiture of VUE

French GAAP

      Note 3 to the Consolidated Financial Statements also states that at December 31, 2003, the fair value of VUE denominated in US dollars, as per the VUE/NBC combination agreement exceeded its carrying value also denominated in US dollars. In addition and due to the evolution of the US dollar/euro exchange rate from the date of Vivendi Universal’s acquisition of Universal Studios in December 2000 and the entertainment assets of InterActiveCorp in May 2002 through December 31, 2003, a cumulative foreign currency loss is currently recorded as a reduction to shareholders’ equity through the currency translation adjustment account. Based on the 80% interest of VUE divested, Vivendi Universal reclassified a pro-rata portion of the cumulative translation adjustment related to its investment in VUE to net income upon closing of the transaction in 2004. Under French GAAP, at December 31, 2003, this foreign currency loss shall not be taken into consideration when determining the estimated gain or loss related to the disposition of 80% of Vivendi Universal’s interest in VUE. Therefore, this foreign currency loss has no impact on 2003 Vivendi Universal’s net income in French GAAP. As of December 31, 2003, the foreign exchange currency loss associated with the transaction is approximately €3 billion.

US GAAP

      Under US GAAP, as assets held for sale, VUE is initially measured at the lower of carrying value or fair value less costs to sell. EITF 01-5 requires that, for purposes of this measurement, the carrying value should also include that portion of the cumulative translation adjustment which was reclassified to earnings at the time of divestiture. As a result, the carrying value of VUE was reduced and a corresponding impairment loss of €920 million was recognized in 2003. In addition, under US GAAP, long-lived assets which are part of the VUE divestiture group are no longer depreciated or amortized.

32.10. Purchase Price Allocation of 26% Interest in SFR (Formerly Known as Cegetel Groupe SA) (2003)

      As described in Note 4.3 to the Financial Statements, in January 2003, Vivendi Universal purchased BT Group’s 26% interest in Cegetel Groupe S.A. The Note 4.3 presents the allocation of the purchase price in accordance with French GAAP, while the following table presents the purchase price allocation as prescribed under US GAAP.

26% interest in SFR

(In millions)
Fair value of net assets acquired (26% interest)	€917
SFR tradename	264
Market share	650
Deferred tax liabilities, net(a)	(241)
Goodwill	2,421

Purchase price	€4,011

(a)	Include deferred tax liabilities of €329 million and deferred tax assets of €88 million.

     Under French GAAP, acquired intangible assets are considered to be indefinite-lived assets and thus not amortized. However, they are subject to a regular impairment test.

      Under US GAAP, acquired market share is amortized over periods ranging from 3 to 5 years. The related charge amounts to €138 million in 2003. In addition, a deferred tax liability has been recognized against both SFR trade name and the customer relationship, which increases the amount of goodwill. The excess of the total consideration paid over the fair value of net assets acquired was recorded as goodwill, which is not amortized under US GAAP. In addition, a deferred tax asset has been recognized up to 26% of all tax savings recognized by SFR since the purchase date, thus decreasing goodwill and reducing net income by the same amount.

32.11. Discontinued Operations

      In the context of the divestiture program initiated in the second semester of 2002, Vivendi Universal entered into transactions that qualify as discontinued operations are as follows: 2002 transactions are the divestiture of the publishing businesses; 2003 transactions are the divestiture of Comareg/Express-Expansion, Matel, Telepiù, Canal+ Nordic, Canal+ Benelux; 2004 transactions is the divestiture of Atica & Scipione.

The contribution of these companies to the consolidated revenues and net income as well as the gain or loss recorded on these dispositions were as follows

	Revenues			Net Income(a)			Gain (loss) on dispositions(b)

	2003	2002	2001	2003	2002	2001	2003			2002

							Gross	Tax	Net	Gross	Tax	Net
2004 — dispositions
Atica & Scipione	87	90	150	—	5	9	—	—	—	—	—	—
2003 — dispositions
Comareg/Express-Expansion	128	573	617	5	(163)	2	152	(17)	135	—	—	—
Matel — VTH	61	177	158	(21)	(294)	10	42	—	42	—	—	—
Telepiù	311	795	746	(20)	(1,444)	(297)	234	13	247	—	—	—
Canal+ Nordic	123	165	141	(27)	(253)	(46)	17	1	18	—	—	—
Canal+ Benelux	221	225	230	(84)	(380)	(22)	33	4	37	—	—	—
2002 — dispositions
Publishing	—	—	2,861	—	66	228	(26)	—	(26)	(1,493)	64	(1,429)

Total	931	2,025	4,903	(147)	(2,463)	(116)	452	1	453	(1,493)	64	(1,429)

(a)	Income (loss) from operations of discontinued component (less applicable income taxes if any) — before any gain (loss) on divestiture.

(b)	Gain (loss) on disposition of component (less applicable income taxes if any).

32.12.	Divestiture of investment in BskyB (2001 and 2002)

The transaction

      In October 2001, Vivendi Universal sold approximately 96% (400.6 million shares) of its investment in BSkyB to two British companies for proceeds of approximately €4 billion. This transaction was entered into in order to comply with requirements imposed by the European Commission in October 2000, whereby approval of the Merger Transactions was conditional on the divestiture of the investment in BSkyB before the end of 2002. Additionally, the sale relieved the overhang which weighed on the BSkyB share price by allowing for the placement of the shares on the market over an extended period of time. The sale also resulted in the irrevocable and definitive loss of all voting rights attached to the BSkyB shares, which cannot, under any circumstances, revert back to Vivendi Universal. BSkyB Holding, a Vivendi Universal subsidiary, also irrevocably lost the directorship held in its name.

      The two British companies were financed by the issuance of bonds exchangeable into BSkyB shares. The bonds, which mature in October 2005, were sold to a financial institution to which the BSkyB shares were pledged. Concurrently, Vivendi Universal and the same financial institution entered into a total return swap agreement with a nominal value of £2.5 billion or 629 pence per share (sale price of 616 pence per share plus 13 pence per share for financing the exchangeable bond). The total return swap agreement results in Vivendi Universal retaining the financial risk or benefit associated with BSkyB’s market value until no later than October 2005. At inception, the swap had a notional amount of £2.5 billion and a nil fair market value. The swap features a resetting mechanism at the end of each calendar quarter or each trigger date (any date on which the BSkyB share price varies by more than 10% since the preceding quarter-end or previous trigger date). In the event the BSkyB share price falls below 629 pence per share, Vivendi Universal will pay the difference to the financial institution at the end of each calendar quarter or immediately if the share price falls by more than 10%. In the event the BSkyB share price increases above 629 pence per share, the difference is posted to a deferred account until the swap agreement matures. Additionally, at the end of each calendar quarter Vivendi Universal incurs interest at Libor +0.60% on the nominal value of the swap. The European Commission designated an independent expert to verify the legality of the transaction. Based on his findings, the European Commission concluded that the transaction was compliant with requirements imposed in October 2000. On behalf of the European Commission, the independent expert has continued to monitor Vivendi Universal’s commitments related to the transaction until its conclusion.

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

French GAAP

      Under French GAAP, the divestiture of the investment in BSkyB was not recognized as a sale in 2001 because, although the beneficial interests of the two British companies are held by the financial institution, Vivendi Universal remains a shareholder of the two companies and retains the financial exposure relative to their assets through the total return swap agreement. Accordingly, an asset representing the BSkyB shares held by the British companies (€1,547 million) and a liability representing the borrowings (€3,948 million) used to acquire them are recorded in Vivendi Universal’s consolidated financial statements. However, the December 2001 capital gain before tax of €1.1 billion was recognized as definitive due to the reduction in the nominal value of the total return swap in connection with the issuance of 150 million exchangeable shares certificates.

      In May 2002, as a result of the termination of the total rate of return swap on those shares, Vivendi Universal recognized a pre-tax gain of approximately €1.6 billion, net of expenses, and was able to reduce gross debt by approximately €4 billion.

US GAAP

      Under US GAAP, the divestiture of the BSkyB shares to the two British companies was recognized as a sale as defined by SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125, as the British companies met all the criteria of Qualified Special Purpose Entities (QSPE). Consequently, a €1.3 billion pre-tax capital gain was recognized in 2001. The total return swap was accounted for a derivative instrument under SFAS 133, at fair value with changes in fair value recognized in current period earnings. It was recognized as income in the amount of €523 million at December 31, 2001.

      As a result of the termination of the total return swap in May 2002, Vivendi Universal recognized a pre-tax loss of €523 million.

32.13.	Accounting for Veolia Environnement (2002)

French GAAP

      Under French GAAP, Vivendi Universal consolidated its investment in Veolia Environnement until December 31, 2002, when Vivendi Universal reduced its ownership interest in Veolia Environnement from 41% down to 20.4%. Until that date, Vivendi Universal held more than 40% of Veolia Environnement’s outstanding shares and no other shareholder held, directly or indirectly, a greater proportion of Veolia Environnement’s voting rights than Vivendi Universal.

US GAAP

      Under US GAAP, the equity method of accounting was applied beginning July 1, 2002, the date at which Vivendi Universal’s equity and voting interest was reduced to 48%. This difference between French GAAP and US GAAP has no impact on the reconciliation of shareholders’ equity, net income and comprehensive income to US GAAP.

      The following special purpose condensed statement of income and statement of cash flows have been prepared on the basis of French GAAP, with the use of the equity method of accounting for the Vivendi Universal’s investment in Veolia Environnement applied beginning July 1, 2002. The statement of income should be read in conjunction with the reconciliation of net income under French GAAP to US GAAP included in Note 32.2.

CONDENSED SPECIAL PURPOSE STATEMENT OF INCOME

Year Ended
December 31, on
the Basis
Described Above
2002

(In millions)
Revenues	€43,063
Cost of revenues	(28,754)
Selling, general and administrative expenses	(10,871)
Other operating expenses, net	(550)

Operating income	2,888
Financing expense	(996)
Other financial expenses, net of provisions	(3,535)

Income (loss) before gain on businesses sold, net of provisions, income taxes, equity interest, goodwill amortization and minority interests	(1,643)
Gain on businesses sold, net of provisions	1,694
Income tax (expense) benefit	(2,416)

Income before goodwill amortization, equity interest and minority interests	(2,365)
Equity in (losses) earnings of sold subsidiaries	17
Equity in (losses) earnings of unconsolidated companies	(685)
Goodwill amortization	(1,129)
Goodwill impairment	(18,442)

Income (loss) before minority interests	(22,604)
Minority interests	(697)

Net income (loss)	€(23,301)

Earnings (loss) per basic share	€(21.43)

Adjustments to conform to US GAAP (restated(a))
Cumulative effect of change in accounting principles, after tax, impairment resulting from adoption of FAS 142	€(15,540)
Business combination and goodwill	(36)
Impairment losses of goodwill and other intangible assets	(4,260)
Impairment of other long-term assets	113
Intangible assets	(5)
Financial instruments	1,348
Divestiture of investment in BSkyB	(2,025)
Employee benefit plans	(70)
Other	(51)
Tax effect	1,440
Adjustments to conform to US GAAP relative to Veolia Environnement	(1,470)

Sub-total	(20,556)

US GAAP net loss restated(a)	€(43,857)

(a)	Please refer to Note 32.4 « Restatement of the reported US GAAP financial information for 2002 ».

CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS

Year Ended
December 31,
on the Basis
Described Above
2002

(In millions)
Cash flow from operating activities
Net loss	€(23,301)
Reversal of equity in (losses) earnings of sold businesses	(17)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,163
Financial provisions and provisions related to sold businesses	2,839
Gain on sale of property, plant and equipment and financial assets, net	(2,119)
Undistributed earnings from affiliates, net	840
Deferred taxes	1,704
Minority interests	697
Changes in assets and liabilities, net of effect of acquisitions and dispositions	(517)

Net cash provided by operating activities	3,289
Cash flow from investing activities
Purchase of property, plant and equipment and other	(2,837)
Proceeds from sale of property, plant and equipment and other	217
Purchases of investments	(4,682)
Sales of investments	9,714
Net decreased (increase) in financial receivables	(1,626)
Sales (purchases) of other marketable securities	312

Net cash provided by (used for) investing activities	1,098
Cash flow from financing activities
Net increase (decrease) in short-term borrowings	(3,235)
Notes mandatorily redeemable for new shares of Vivendi Universal	767
Proceeds from issuance of borrowings and other long-term debt	2,152
Principal payment on borrowings and other long-term liabilities	(1,515)
Net proceeds from issuance of common shares	63
Sales (purchases) of treasury shares	1,973
Cash dividends paid	(1,243)
Cash payment to InterActiveCorp	(1,757)

Net cash provided by (used for) financing activities	(2,795)
Effect of foreign currency exchange rate changes	978

Change in cash and cash equivalents	€2,570

Cash and cash equivalents
Beginning	€4,725
Ending	€7,295

32.14.	Employee benefit plans

      Net accruals in the accompanying Consolidated Statement of Financial Position under French GAAP (please refer to Note 15) can be compared with the balances determined under US GAAP as follows:

	Pension Benefits			Postretirement Benefits

	2003	2002	2001	2003	2002	2001

	(In millions)
French GAAP net accrued liability in Consolidated Financial Statements	€(287)	€(310)	€(383)	€(154)	€(169)	€(242)
Impacts of transition obligation, prior service costs and actuarial gains recognized with a different timing under local regulations and others	—	1	76	—	—	1

US GAAP net accrued liability recognized	€(287)	€(309)	€(307)	€(154)	€(169)	€(241)
Minimum liability adjustment(a)	(328)	(396)	(263)	—	—	—

US GAAP net accrued liability	€(615)	€(705)	€(570)	€(154)	€(169)	€(241)

(a)	US GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction of shareholders’ equity, net of tax. US GAAP does not permit the recognition of an asset if the fair value of the plan assets exceeds the accumulated benefit obligation.

     Net periodic pension cost and other post-retirement benefit costs under US GAAP for the years ended December 31 2003, 2002 and 2001 include the following components:

	Pension Benefits			Postretirement Benefits

	2003	2002	2001	2003	2002	2001

	(In millions)
Service cost	€45	€54	€106	€—	€2	€1
Expected interest cost	80	109	146	12	17	16
Expected return on plan assets	(47)	(83)	(171)	—	—	—
Amortization of prior service costs	(4)	4	(8)	(1)	(1)	(1)
Amortization of actuarial gains	26	32	7	19	1	—
Amortization of transition asset	—	—	(5)	—	—	—
Curtailments/settlements	(3)	85	(3)	—	—	(7)
Write-off of prepaid on multi-employer scheme overtime	—	3	7	—	—	—

Net benefit cost	€97	€204	€79	€30	€19	€9

      Annual cost under French GAAP was €117, €198 million and €31 million for the years ended December 31, 2003, 2002 and 2001, respectively. The difference between these amounts and the annual cost under US GAAP primarily results from the amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

32.15.	Stock based compensation

32.15.1.	Employee stock option plans

      The employee stock option plans are described in Note 30.

      In respect of Vivendi Universal and Canal+ Group various stock options plans, no compensation expense has been recorded under French GAAP. Under US GAAP, the compensation cost recorded in connection with these plans was €0.1 million, (€17.8) million and €29.9 million for the years ended December 31, 2003, 2002 and 2001.

      In 2002, as a consequence of the deconsolidation of Veolia Environnement, the compensation cost for stock option plans on Vivendi Universal shares held by Veolia Environnement employees were reassessed under US GAAP using the fair value method, until these options are completely vested. The compensation cost recorded in connection with these stock option plans for the years ended December 31, 2003, 2002 and 2001 was €0.1 million, €0.7 million (after the change in status — the cost was non significant before the change in status) and 1.0 million.

      Under both French and US GAAP, the fair value of the stock options granted to the employees of companies acquired by Vivendi Universal in 2001 and 2002 was recorded in addition to the purchase price. However some compensation costs are recognized under US GAAP for the unvested portion of these options until they are vested to the grantees.

      The compensation cost recorded in connection with the employee stock option plans was €21.1 million, €20.9 million and nil for the years ended December 31, 2003, 2002 and 2001.

32.15.2.	Employee stock purchase plans

      Whereas no compensation cost is recognized for employee stock purchase plans under French GAAP, the related compensation cost under US GAAP was €3.2 million, €64 million, €18 million, respectively, for the years ended December 31, 2003, 2002, and 2001.

32.16.	Restructuring costs

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

	December 31,

	2003	2002	2001

	(In millions of Euros)
French GAAP provision for restructuring:
Reorganization and restructuring costs(a)	€169	€57	€314
Accrual for exit activities related to
Seagram acquisition(b)	16	56	300
Other(c)	—	—	18

	185	113	632
Adjustments to US GAAP(d)	(23)	—	(157)

US GAAP provision for restructuring	€162	€113	€475

(a)	Recorded in provisions in the Consolidated Statement of Financial Position (please refer to Note 14).

(b)	Recorded in other non-current liabilities and accrued expenses in the Consolidated Statement of Financial Position (please refer to Note 19).

(c)	Relates to Vivendi Universal Publishing’s interactive games operations. Recorded in accounts payable in the Consolidated Statement of Financial Position.

(d)	As of December 31, 2003, mainly relates to accruals that did not comply with US GAAP. As of December 31, 2001 primarily relates to accruals and reorganization costs at Veolia Environnement, which qualified as restructuring costs under French GAAP but not under US GAAP (€120 million at December 31, 2001). Certain of the accruals qualified as probable and estimable liabilities under SFAS No. 5, Accounting for Contingencies, thus the adjustment is only a reclassification with no impact on net income or shareholders’ equity. Other accruals, recorded in prior years, did not comply with the provisions of Issues Task Force (EITF) 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and as such their reversal resulted in a net income/shareholders’ equity adjustment under US GAAP.

INTRODUCTION TO THE SUPPLEMENTAL FINANCIAL DATA

      Vivendi Universal draws the public’s attention to the consolidation methods used and the representations of underlying de jure or de facto situations set forth in the “Supplemental Financial Data” paragraph. These consolidation methods have been criticized for opting for full rather than proportionate consolidation of the company’s holdings in Cegetel and Maroc Telecom, and for using the equity method rather than proportionate consolidation regarding its stake in Elektrim Telekomunikacja. On September 12, 2003, the Autorité des Marchés Financiers (the AMF; formerly, the Commission des Opérations de Bourse) initiated penalty procedures against Vivendi Universal relating to the use of such methods, as disclosed in the “Litigation” paragraph of the Document de Référence. Vivendi Universal filed its reply on March 10, 2004, and it would be premature at this stage of the procedure to anticipate the decision that the AMF’s Commission des Sanctions may take. This procedure does not concern the 2003 financial year.

SUPPLEMENTAL FINANCIAL DATA

      Vivendi Universal provides, for guidance purposes, to enable shareholders to clearly assess the impact of the consolidation methods used, the following supplemental financial data in condensed form, concerning the contribution of SFR Cegetel Group and Maroc Telecom to the Consolidated Financial Statements, together with stand-alone financial statements for Elektrim Telekomunikacja and Elektrim S.A.

1. Fully consolidated companies

      The following financial data indicates the contribution of SFR or SFR Cegetel Group (formerly known as Cegetel Groupe SA) and Maroc Telecom to the Consolidated Financial Statements of Vivendi Universal. Vivendi Universal fully consolidates these two companies, with voting interest of approximately 56% (59% prior to the acquisition of an additional 26% interest from the BT Group on January 23, 2003) and 51% respectively, and corresponding ownership interests of approximately 56% (44% prior to January 23, 2003) and 35% respectively.

1.1. Condensed statement of income

	Year Ended December 31,

	2003		2002			2001

	SFR		SFR			SFR
	Cegetel	Maroc	Cegetel	Maroc		Cegetel	Maroc
	Group	Telecom	Group	Telecom		Group	Telecom

	(In millions)
Revenues	€7,574	€1,471	€7,067	€1,487		€6,384	€1,013
Operating income	1,919	628	1,449	468		928	387
Income before gain on businesses sold, net of provisions, income taxes, goodwill amortization, equity interest and minority interests	1,710	627	1,409	479		799	365
Income before goodwill amortization, equity interest and minority interests	1,580	455	562 (a)	306		867	265
Income (loss) before minority interests recorded by Vivendi Universal	1,318	435	109 (b)	(109	)(c)	714	(523	)(c)

Net income (loss)	€814	€129	€50	€(233)		€319	€(638)

      As at December 31, 2002, SFR Cegetel Group income includes a corporate income tax expense of €846 million (a), and an impairment of goodwill for Télécom Développement, accounted for using the equity method, for €206 million (b). Income for Maroc Telecom includes goodwill impairment relating to this company, for an amount of €300 million at December 31, 2002, and €700 million at December 31, 2001 (c).

1.2. Condensed statement of financial position

	Year Ended December 31,

	2003		2002		2001

	SFR		SFR		SFR
	Cegetel	Maroc	Cegetel	Maroc	Cegetel	Maroc
	Group	Telecom	Group	Telecom	Group	Telecom

	(In millions)
Long-term assets	€8,272	€2,195	€4,565	€2,352	€5,582	€2,736
Current assets	3,013	1,245	2,625	1,157	2,175 (d)	833
including cash and cash equivalents	887	696	595	575	28	198

Total assets	€11,285	€3,440	€7,190	€3,509	€7,757	€3,569

Shareholders’ equity	5,298	1,492	1,214	1,494	1,420	1,765
Minority interests	1,659	1,044	2,005	936	1,722	804
Long-term debt	247	120	692	205	709	259
Other non-current liabilities and accrued expenses	230	34	351	12	1,116	14
Short-term liabilities	3,056	734	2,819	832	2,500	670
Bank overdrafts and other short-term borrowings	795	16	109	30	290	57

Total shareholders’ equity and liabilities	€11,285	€3,440	€7,190	€3,509	€7,757	€3,569

(d)	after elimination of the loan of €609 million by the SFR Cegetel Group to Vivendi Universal at this date.

1.3. Condensed statement of cash flows

	Year Ended December 31,

	2003		2002		2001

	SFR Cegetel	Maroc	SFR Cegetel	Maroc	SFR Cegetel	Maroc
	Group	Telecom	Group	Telecom	Group	Telecom

	(In millions)
Cash flow from operating activities	€2,357	€641	€2,120	€770	1,678	€410
Cash flow from investing activities	(961)	(174)	(497)	(225)	(675)	(165)
Cash flow from financing activities	(1,104)	(322)	(1,056)	(149)	(1,002)	(64)
Foreign currency translation adjustment	—	(24)	—	(18)	—	(5)

Cash and cash equivalents	€292	€121	€567	€378	€1	€176

2.	Company accounted for using the equity method

      The following financial data summarize the stand alone financial statements of Elektrim Telekomunikacja. Vivendi Universal accounts for this company using the equity method, with a voting and ownership interest of 49%. Since 2002, Elektrim Telekomunikacja consolidated PTC using the proportionate method, this company having previously been accounted for using the equity method, following the contribution by Elektrim SA of its interest in PTC to Elektrim Telekomunikacja in September 2001. Please refer to Note 27 to the Consolidated Financial Statements.

2.1. Condensed statement of income

	Elektrim
	Telekomunikacja

	Year Ended
	December 31,

	2003	2002	2001

	(In millions)
Revenues	€702	€749	€59
Operating income	89	125	(26)
Income before gain (loss) on businesses sold, net of provisions, income taxes, goodwill amortization, equity interest and minority interests	(120)	(132)	(55)
Income before goodwill amortization, equity interest and minority interests	(42)	(163)	(55)

Net income (loss)	€(81)	€(1,063)	€(57)

2.2. Condensed statement of financial position

	Elektrim Telekomunikacja

	December 31,

	2003	2002	2001

	(In millions)
Long-term assets	€2,545	€2,987	€3,027
Current assets	241	176	559
including cash and cash equivalents	22	8	5

Total assets	€2,786	€3,163	€3,586

Shareholders’ equity	1,318	1,428	2,699
Long-term debt	502	712	93
Other non-current liabilities and accrued expenses	—	—	192
Short-term liabilities	273	205	50
Bank overdrafts and other short-term borrowings(a)	693	818	552

Total shareholders’ equity and liabilities	€2,786	€3,163	€3,586

(a)	Before elimination of Vivendi Universal’s loan to Elektrim Telekomunikacja for €520 million (€277 million, net of provision) as of December 31, 2003, €525 million (€322 million, net of provision) as of December 31, 2002 and €485 million as of December 31, 2001. It also includes VTI’s loan to Elektrim Telekomunikacja of €67 million, €68 million and €67 million as of December 31, 2003, 2002 and 2001, respectively.

2.3. Condensed statement of cash flows

	Elektrim Telekomunikacja

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Cash flow from operating activities	na*	na*	€71
Cash flow from investing activities	na*	na*	(650)
Cash flow from financing activities	na*	na*	589

Cash and cash equivalents	na*	na*	€10

*	na: non available.

3.	Unconsolidated Company

      The following stand alone financial data concerning Elektrim SA have been extracted from the quarterly report on the financial statements for the fourth quarter of 2003 published by this company. As of December 31, 2001, Elektrim SA accounted for Elektrim Telekomunikacja using the equity method, with a 49% controlling and ownership interest. Elektrim SA was declared insolvent in December 2001, and discharged from receivership in October 2002.

      The net carrying value of this investment amounts to €5 million as of December 31, 2003. The valuation allowances accrued since 2001 have reduced the net carrying value of the Vivendi Universal investment to an amount not exceeding its share in the consolidated shareholders’ equity of Elektrim SA at these dates. Please refer to Note 8.1 to the Consolidated Financial Statements.

3.1. Condensed statement of income

	Elektrim S.A.

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Revenues	€505	€618	€993
Operating income	(6)	(47)	(131)
Income before tax	(100)	(163)	(146)
Net loss	€(78)	€(178)	€(126)

3.2. Condensed statement of financial position

	Elektrim S.A.

	December 31,

	2003	2002	2001

	(In millions)
Long-term assets	€933	€1,202	€1,348
Current assets	377	535	808
including cash and cash equivalents	135	148	278

Total assets	€1,310	€1,737	€2,156

Shareholders’ equity	143	288	569
Long-term debt	519	581	156
Short-term liabilities	648	868	1,431

Total shareholders’ equity and liabilities	€1,310	€1,737	€2,156

3.3. Condensed statement of cash flows

	Elektrim S.A.

	Year Ended December 31,

	2003	2002	2001

	(In millions)
Cash flow from operating activities	€(16)	€(14)	€214
Cash flow from investing activities	(3)	(50)	196
Cash flow from financing activities	38	(47)	(239)

Cash and cash equivalents	€19	€(111)	€171

Item 19:     Exhibits

Exhibit
Number	Description

1.1	Vivendi Universal Restated Corporate statuts (organizational document) (English translation).
2.1	Deposit Agreement dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi Universal, S.A., The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Vivendi Universal’s Registration Statement on Form 8-A dated December 29, 2000, file number 001-16301).
2.2	Vivendi Universal agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Vivendi Universal and of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Merger Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Canal Plus S.A., Sofiée S.A., 3744531 Canada Inc. and The Seagram Company Ltd. (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4 dated October 30, 2000, file number 333-48966).
4.2	Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiée S.A. and certain shareholders of the Seagram Company Ltd. (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4 dated October 30, 2000, file number 333-48966).
4.3	Stock and Asset Purchase Agreement, dated as of December 19, 2000, among Vivendi Universal S.A., Pernod Ricard S.A. and Diageo plc (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4 dated February 5, 2001, file number 333-55000).
4.4	Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC and Liberty Media Corporation (incorporated by reference to Vivendi Universal’s Report of Foreign Private Issuer on Form 6-K dated December 19, 2001, file number 001-16301).
4.5	€2.7 billion credit facility dated February 25, 2004, between Vivendi Universal S.A. and Banc of America Securities Limited, BNP Paribas, Citigroup Global Markets Limited, Credit Agricole Indosuez, Credit Lyonnais, Deutsche Bank AG, JP Morgan Plc, The Royal Bank of Scotland Plc, and SG Corporate and Investment Banking as Arrangers with Société Générale as Facility Agent, amended on June 10, 2004.
4.6	Supplemental indenture dated as of November 21, 2003, between Vivendi Universal S.A. and The Bank of New York, as trustee (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4/A dated November 25, 2003, file number 333-106766) related to the Indenture dated as of April 8, 2003 between Vivendi Universal S.A. and The Bank of New York, as Trustee (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4 dated July 2, 2003, file number 333-106766).
4.7	Supplemental indenture dated as of November 21, 2003, between Vivendi Universal S.A. and The Bank of New York, as trustee (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4/A dated December 1, 2003, file number 333-108928) related to the Indenture dated as of July 10, 2003 between Vivendi Universal and The Bank of New York, as Trustee (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4 dated September 19, 2003, file number 333-108928).
4.8	Letter Agreement dated December 17, 2001, between Vivendi Universal S.A. and Edgar M. Bronfman.
4.9	Employment Agreement dated September 25, 2002, by and between Vivendi Universal U.S. Holding Co. and Edgar Bronfman, Jr.
8.1	Subsidiaries of Vivendi Universal S.A.
11.1	Consent of RSM Salustro Reydel and Barbier Frinault & Cie.
11.2	Consent of RSM Salustro Reydel.
11.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
11.4	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906, of the Sarbanes-Oxley Act of 2002.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIVENDI UNIVERSAL, S.A.

By:	/s/ JACQUES ESPINASSE

Name: Jacques Expinasse

Title:	Senior Executive Vice President and Chief Financial Officer

Date: June 30, 2004