Form 20-F
period 2004-12-31
VIVENDI UNIVERSAL
filed 2005-06-29
CIK 1127055

As filed with the Securities and Exchange Commission on June 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

American Depositary Shares	63,224,034
Ordinary Shares, nominal value €5.50 per share	1,072,624,363
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
Item 17 ☐  Item 18 ☑

PRESENTATION OF INFORMATION
      This Annual Report on Form 20-F (referred to herein as this “annual report” or this “document”) has been filed with the US Securities and Exchange Commission (SEC).
      “Vivendi Universal” refers to Vivendi Universal, S.A., a société anonyme, a form of stock corporation, organized under the laws of the Republic of France, and its direct and indirect subsidiaries. “Vivendi” refers to Vivendi, S.A., the predecessor company to Vivendi Universal. Unless the context requires otherwise, references to the “Vivendi Universal group”, “we,” “us” and “our” mean Vivendi Universal, S.A. and its subsidiaries or its predecessor company and its subsidiaries. “Vivendi Universal Entertainment” and “VUE” refer to Vivendi Universal Entertainment LLLP, a limited liability limited partnership organized under the laws of the State of Delaware. “Vivendi Environnement” changed its name pursuant to a shareholder resolution adopted on April 30, 2003 to “Veolia Environnement” (VE). “Shares” refers to the ordinary shares of Vivendi Universal. The principal trading market for the ordinary shares of Vivendi Universal is Euronext Paris S.A., or the Paris Bourse. “ADSs” or “ADRs” refers to the American Depositary Shares or Receipts, respectively, of Vivendi Universal which are listed on the New York Stock Exchange, or NYSE, each of which represents the right to receive one Vivendi Universal ordinary share.
      This annual report includes Vivendi Universal’s Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 and as at December 31, 2004, 2003 and 2002. Vivendi Universal’s Consolidated Financial Statements, including the notes thereto, are included in “Item 18 — Financial Statements” and have been prepared in accordance with generally accepted accounting principles in France, which we refer to in this annual report as “French GAAP” or “GAAP”. Unless otherwise noted, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French law and in European regulations and differs significantly from generally accepted accounting principles in the United States, which we refer to in this annual report as “US GAAP”. See “Item 18 — Financial Statements — Note 32” for a description of the significant differences between French GAAP and US GAAP and a reconciliation of net income, shareholders’ equity and other measures from French GAAP to US GAAP.
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
      We publish our Consolidated Financial Statements in euros. Unless noted otherwise, all amounts in this annual report are expressed in euros. The currency of the United States will be referred to as “US dollars,” “US$,” “$” or “dollars”. For historical exchange rate information, refer to “Item 3 — Key Information — Exchange Rate Information”. For a discussion of the impact of foreign currency fluctuations on Vivendi Universal’s financial condition and results of operations, see “Item 5 — Operating and Financial Review and Prospects”.
FORWARD-LOOKING STATEMENTS
      This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking

i

statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:

•	our ability to retain or obtain required licenses, permits, approvals and consents;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our product or services, particularly in the television, motion pictures and music markets;

•	challenges to, loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi Universal’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.
      The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business, including the disclosures made in “Item 3 — Key Information — Risk Factors,” “Item 5 — Operating and Financial Review and Prospects,” and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk”. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements. Vivendi Universal does not undertake to update any forward-looking statement.

ii

PART I

Item 1:	Identity of Directors, Senior Management and Advisers
      Not applicable.

Item 2:	Offer Statistics and Expected Timetable
      Not applicable.

Item 3:	Key Information
Selected Financial Data
      The selected consolidated financial data at year end and for each of the years in the three-year period ended December 31, 2004 have been derived from our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data at year end and for each of the years in the two-year period ended December 31, 2001 have been derived from our Consolidated Financial Statements not included in this annual report. You should read this section together with “Item 5 — Operating and Financial Review and Prospects” and our Consolidated Financial Statements included in this annual report.
      Our Consolidated Financial Statements have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP, as they relate to us, are described in “Item 18 — Financial Statements — Note 32”. For a discussion of significant transactions and accounting changes that affect the comparability of our Consolidated Financial Statements and the financial data presented below, refer to “Item 4 — Information on the Company — Main Developments for 2004, 2003 and 2002” and the Notes to our Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,

			2002 with VE
			accounted for
	2004 as	2003 as	using the equity	2002 as	2001 as	2000	2000 as
	published	published	method(a)	published	published	restated(b)	published

	(In millions of euros)
STATEMENT OF INCOME
Amounts in accordance with French GAAP
Revenues	€21,428	€25,482	€28,112	€58,150	€57,360	€41,580	€41,798
Operating income	€3,476	€3,309	€1,877	€3,788	€3,795	€1,823	€2,571
Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774	2,102	(2,217)	(954)	1,867	1,061	1,938
Gain (loss) on businesses sold, net of provisions/exceptional items(b)	(140)	602	1,125	1,049	2,365	3,812	2,947
Goodwill amortization and impairment losses	(669)	(2,912)	(19,434)	(19,719)	(15,203)	(634)	(634)
Minority interests	(1,030)	(1,212)	(574)	(844)	(594)	(625)	(625)
Net income (loss)	€754	€(1,143)	€(23,301)	€(23,301)	€(13,597)	€2,299	€2,299
Earnings (loss) per share — basic	0.70	(1.07)	(21.43)	(21.43)	(13.53)	3.63	3.63
Earnings (loss) per share — diluted	0.63	(1.07)	(21.43)	(21.43)	(13.53)	3.41	3.41
Amounts in accordance with US GAAP
Revenues	21,254	25,321	—	40,062	51,733	34,276	34,276
Net income (loss)	2,921	(1,358)	—	(43,857)	(1,172)	1,908	1,908
Earnings (loss) per share — basic	2.73	(1.27)	—	(40.35)	(1.19)	3.24	3.24
Earnings (loss) per share — diluted	2.58	(1.27)	—	(40.35)	(1.19)	3.03	3.03
Dividend per share	0.0	0.0	1.0	1.0	1.0	1.0	1.0
Average share outstanding (millions)(c)	1,072.1	1,071.7	1,087.4	1,087.4	1,004.8	633.8	633.8
Shares outstanding at year-end (millions)	1,072.6	1,071.5	1,068.6	1,068.6	1,085.8	1,080.8	1,080.8
STATEMENT OF FINANCIAL POSITION
Amounts in accordance with French GAAP
Intangible assets, net (including goodwill, net)	23,195	29,567	34,768	34,768	60,919	67,313	67,313
Shareholders’ equity	€13,621	€11,923	€14,020	€14,020	€36,748	€56,675	€56,675
Minority interests	2,959	4,929	5,497	5,497	10,208	9,787	9,787
Equity and quasi-equity(d)	17,580	17,852	20,517	20,517	46,956	66,462	66,462
Total assets	43,288	54,920	69,333	69,333	139,002	150,738	150,738
Financial net debt(e)	€3,135	€11,565	€12,337	€12,337	€37,055	€35,535	€35,535
Amounts in accordance with US GAAP
Shareholders’ equity	14,483	9,804	—	11,655	54,268	64,729	64,729
Total assets	44,061	54,696	—	69,790	151,139	151,818	151,818
STATEMENT OF CASH FLOWS
Amounts in accordance with French GAAP
Net cash provided by operating activities	4,798	3,886	2,795	4,670	4,500	2,514	2,514
Net cash provided by (used for) investing activities	2,986	(3,900)	4,109	405	4,340	(1,481)	(1,481)
Net cash (used for) provided by financing activities	(7,517)	(4,313)	(2,461)	(3,792)	(7,469)	(631)	(631)
Capital expenditures and purchases of investments	€1,947	€5,974	€3,729	€8,926	€13,709	€38,343	€38,343

(a)	This condensed French GAAP financial data presents Vivendi Universal’s consolidation scope as of December 31, 2002. VE is accounted for using the equity method from January 1, 2002, instead of December 31, 2002.

(b)	Restated to reflect changes in accounting policies and financial statement presentation adopted in 2001. As permitted by the Comité de la Réglementation Comptable (CRC) Rule 99.02 (§41), Vivendi Universal elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by category, which was the format previously presented, and the definition of exceptional items was restricted to gain (loss) on businesses sold, net of provisions. Prior to 2001, Vivendi Universal adopted a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income or financing expense when they concern the impairment of financial assets.

(c)	Excluding treasury shares recorded as a reduction of shareholders’ equity.

(d)	Including total shareholders’ equity, minority interests and other equity (notes mandatorily redeemable in new shares of Vivendi Universal), which are separate lines in the Consolidated Statement of Financial Position.

(e)	Financial Net Debt, a non-GAAP measure, is defined as gross financial debt (sum of long-term debt, bank overdrafts and other short-term borrowings which are separate lines in the Consolidated Statement of Financial Position) less cash and cash equivalents, as presented in the Consolidated Statement of Financial Position. Until 2001, Vivendi Universal used a notion corresponding to Financial Net Debt less other marketable securities, short-term loans receivable, and net interest-bearing long-term loans receivable.
Exchange Rate Information
      The following table sets forth, for the periods indicated, the end-of-period average, high and low noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, such rates are set forth as US dollars per euro. On June 23, 2005, the noon buying rate was €1.00 = $1.2066.

	Period	Average
Month Ended	End	Rate(1)	High	Low

May 31, 2005	1.23	1.27	1.29	1.23
April 30, 2005	1.29	1.29	1.31	1.28
March 31, 2005	1.30	1.32	1.35	1.29
February 28, 2005	1.33	1.30	1.33	1.28
January 31, 2005	1.30	1.31	1.35	1.30
December 31, 2004	1.36	1.34	1.36	1.32

	Period	Average
Year Ended	End	Rate(2)	High	Low

December 31, 2004	1.36	1.24	1.30	1.18
December 31, 2003	1.26	1.13	1.26	1.04
December 31, 2002	1.05	0.95	1.05	0.86
December 31, 2001	0.89	0.89	0.95	0.84
December 31, 2000	0.94	0.92	1.03	0.83

(1)	The average of the exchange rates for all days during the applicable month.

(2)	The average of the exchange rates on the last day of each month during the applicable year.
Dividends
      The table below sets forth the total dividends paid per Vivendi Universal ordinary share and Vivendi Universal ADSs from 2000 through 2004. The amounts shown exclude the avoir fiscal, a French tax credit which was abolished as of January 1, 2005 (more information is provided under “Item 10 — Additional Information — Taxation — French Taxation of US Holders of Our Ordinary Shares or ADSs”). We have rounded dividend amounts to the nearest cent.

	Dividend per	Dividend per
	Ordinary Share	ADS

	(euros)	(dollars)(1)
2000(2)	1.00	0.89
2001	1.00	0.89
2002	1.00	0.91
2003	—	—
2004(3)	—	—

(1)	Translated solely for convenience into US dollars at the noon buying rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the US. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to US dollars for the purpose of making payments to holders of ADSs.

(2)	Prior to December 8, 2000, the date of the completion of the Vivendi S.A., The Seagram Company Ltd. and Canal Plus, S.A. merger transactions (described below under “Item 4 — Information on the Company — History and Development of the Company”), each

Vivendi ADS represented one-fifth of a Vivendi ordinary share, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share.

(3)	The payment of a dividend of €0.60 per share for fiscal year 2004 was approved at the annual meeting of the shareholders held on April 28, 2005. This dividend was paid on May 4, 2005.

Risk Factors
      You should carefully review the risk factors described below in addition to the other information presented in this document.
We are a party to numerous legal proceedings and investigations that could have a negative effect on us.
      We are a party to lawsuits and investigations in France and in the US that could have a material adverse effect on us. In France, the Autorité des Marchés Financiers (AMF, formerly the Commission des Opérations de Bourse) commenced in July 2002, May 2004 and January 2005, separate investigations regarding, respectively, certain of our financial statements, certain of our share repurchases and movements in our share price at the time of the issuance of notes mandatorily redeemable for our shares in November 2002. We are also being investigated by the financial department of the Parquet de Paris (Office of the Public Prosecutor) regarding the publication of false or misleading information regarding our financial situation or prospects, as well as the publication of untrue or inaccurate financial statements (for financial years 2000 and 2001). In the US, we are a party to a number of suits and investigations concerning allegations challenging the accuracy of our financial statements and certain public statements made by us describing our financial condition from late 2000 through 2002. We are also involved in a dispute with the US Internal Revenue Service with respect to the tax treatment reported by the Seagram Company Limited with respect to the redemption of DuPont shares held by Seagram. In our opinion, the plaintiffs’ claims in the legal proceedings lack merit, and we intend to continue to defend against such claims vigorously. However, the outcome of any of these legal proceedings or investigations or any additional proceedings or investigations that may be initiated in the future could have a material adverse effect on us. For a more complete discussion of our legal proceedings and investigations, see “Item 8 — Financial Information — Litigation”.
We have a number of contingent liabilities that could cause us to make substantial payments.
      We have a number of significant contingent liabilities. These liabilities are generally described in “Item 18 — Financial Statements — Note 28”. If we were forced to make a payment due to one or more of these contingent liabilities, it could have an adverse effect on our financial condition and our ability to make payments under our debt instruments.
Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.
      A significant portion of our assets, liabilities, revenues and costs are denominated in currencies other than euros. To prepare our Consolidated Financial Statements, we must translate those assets, liabilities, revenues and expenses into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus other currencies will affect the amount of these items in our Consolidated Financial Statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. In addition, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.
Our business operations in some countries are subject to additional risks.
      We conduct business in markets around the world. The risks associated with conducting business internationally, and in particular in some countries outside Western Europe, the US and Canada, can include, among other risks:

•	fluctuations in currency exchange rates (particularly the US dollar-euro exchange rate) and currency devaluations;

•	restrictions on the repatriation of capital;

•	differences and unexpected changes in regulatory environments;

•	varying tax regimes which could adversely affect our results of operations or cash flows;

•	exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith; and

•	tariffs, duties, export controls and other trade barriers.
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
      The majority of the industries in which we operate are highly competitive and require substantial human and capital resources. From time to time, our competitors may reduce their prices in an effort to expand market share, introduce new technologies or services, or improve the quality of their services. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors. In addition, television programs produced and distributed by us face intensified competition due to the expansion of digital cable and satellite broadcasting, which increases the number of competing channels and programs offered. Any of these competitive effects could have a material adverse effect on our business and financial performance.
We may not be successful in developing new technologies or introducing new products and services.
      The industries in which we operate are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. The pursuit of necessary technological advances may require substantial investments of time and resources, and we may not succeed in developing marketable technologies. Furthermore, we may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render our existing products obsolete, forcing us to write off investments and make substantial new investments.
We may not be able to retain or obtain required licenses, permits, approvals and consents.
      We need to retain or obtain a variety of permits and approvals from regulatory authorities to conduct and expand our businesses. The process for obtaining or renewing these permits and approvals is often lengthy, complex, unpredictable and costly. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner — in particular, licenses to provide telecommunications services and broadcasting licenses — our ability to achieve our strategic objectives could be impaired. In addition, any adverse changes in the regulatory environment in which our businesses operate could impose prohibitive costs on us and limit our revenue.
We may have difficulty enforcing our intellectual property rights.
      The decreasing cost of electronic and computer equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. Similarly, advances in Internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. A substantial portion of our revenue comes from the sale of audio and audiovisual products that are potentially subject to unauthorized copying and widespread, uncompensated dissemination on the Internet. If we fail to obtain appropriate relief or enforcement through the judicial process, or if we fail to develop effective means of protecting our entertainment-related intellectual property, our results of operations and financial position may suffer.

Our motion picture businesses may lose sales due to unauthorized copies and piracy.
      Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and “share” high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. Unauthorized copies and piracy of these products compete against legitimate sales of these products. A failure to obtain appropriate relief from unauthorized copying through the judicial process and legislation and an inability to curtail rampant piracy may have an adverse effect on our motion picture business.
Universal Music Group has been losing, and is likely to continue to lose, sales due to unauthorized copies and piracy.
      Technological advances and the conversion of music into digital formats have made it easy to create, transmit and “share” high-quality unauthorized copies of music through pressed disc and CD-R piracy, home CD burning and the downloading of music from the Internet. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made and have had, and we believe will continue to have, an adverse effect on Universal Music Group (UMG).
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
      Canal+ Group is regulated by various statutes, regulations and orders. In particular, under its French broadcast authorization, the premium channel Canal+ is subject to, among others, the following regulations: (i) no more than 49% of its capital stock may be held by a single shareholder and (ii) 60% of the films broadcast by the channel must be European films and 40% must be French-language films. French regulations, as well as formal commitments to the French motion picture industry, also stipulate financing levels for European and French content. These regulations limit Canal+’s ability to choose content and could have an adverse effect on its operations and results.

Item 4:     Information on the Company
History and Development of the Company
      The commercial name of our company is Vivendi Universal, and the legal name of our company is Vivendi Universal, S.A. Vivendi Universal is a société anonyme, a form of stock corporation, initially organized under the name Sofiée, S.A. on December 11, 1987, for a term of 99 years in accordance with the French Commercial Code. Our registered office is located at 42, avenue de Friedland, 75380 Paris Cedex 08, France, and the telephone number of our registered office is +33 1 71 71 1000. Our agent in the US is Vivendi Universal US Holding Co., located at 800 Third Avenue, 5th Floor, New York, New York 10022. All matters addressed to our agent should be to the attention of the Senior Vice President, Deputy General Counsel.
      We were formed through the merger in December 2000 of Vivendi S.A., The Seagram Company Ltd. and Canal Plus, S.A., with Vivendi Universal continuing as the surviving parent entity (Merger Transactions). From our origins as a water company, we expanded our business rapidly in the 1990s and transformed ourselves into a media and telecommunications company with the December 2000 merger. Following the appointment of new management in July 2002, we commenced a significant asset divestiture program aimed at reducing the Vivendi Universal group’s indebtedness, which we have almost completed. See “— Our Strategy” and “— Main Developments for 2004, 2003 and 2002” below.

Our Strategy
      Our focus is to grow our media and telecommunications businesses.
      The media and telecommunications sectors grew twice as fast as the rest of the economy during the past thirty years, and we believe these sectors continue to have high growth potential. The penetration rate for media and telecommunications remains low in many geographic markets, and we expect the increase in the number of platforms and distribution formats, combined with the diversification of applications for the telecommunications networks, to contribute to organic growth across all of our businesses in all markets.
      The revolution in digital distribution should create new opportunities where the media and telecommunications sectors intersect, which we expect will generate organic growth. Although our activities span across different markets, our operations complement each other in many ways. New technologies (including the increase in bandwidth, the rapid expansion and development of fixed and mobile networks, and the improvement of man-machine interfaces, screens and batteries) increase opportunities for our media and telecommunications businesses to bolster their offerings. Our businesses share and leverage key know-how, such as the digitization of content, subscription management, intellectual property management and research and development capacity.
      We expect our businesses to capitalize on the anticipated growth opportunities in the media and telecommunications sectors:

•	Platforms: We have already implemented or have begun to develop the platforms on which we expect media content will be distributed in the future. The Canal+ Group currently broadcasts content across terrestrial, cable, satellite, ADSL, Digital Terrestrial Television (DTT) and UMTS (3G) platforms. UMG distributes content on CDs, DVDs, portable digital music players, other digital platforms and mobile telephony. Vivendi Universal Games (VU Games) develops products for various formats: CD-ROM, Internet, consoles and handheld devices.

•	Networks: We believe that quality content will drive the future success of telecommunications networks. We expect that growth of UMTS mobile telephony will rely on the availability of games, music, Internet, television and movie content. Similarly, we expect growth in fixed telephony and ADSL to be driven by the availability of music, television and video on demand.
      Our ability to grow our principal businesses will be further strengthened by the substantial completion of our reorganization in 2004. Our reorganization effort resulted in the divestiture of a total of €24.6 billion worth of assets, and new investments totaling €24.1 billion to increase our stake in SFR Cegetel Group and Maroc Telecom and acquire a 20% interest in NBC, to create NBC Universal (NBCU).

      In 2004, we significantly improved our operating results and the cash flows generated by our businesses, as a result of the turnaround at Canal+ Group and UMG, the ongoing restructuring process of VU Games and the continued growth at SFR Cegetel Group and Maroc Telecom. We reduced our financial net debt to €3.1 billion as at the end of 2004 (significantly less than our €5 billion target), and regained our Investment Grade status in 2004. Our objectives are to focus on completing the turnaround efforts at Canal+ Group, UMG and VU Games and to strengthen each of our businesses.
Main Developments for 2004, 2003 and 2002
      Over the last three years, the Vivendi Universal group has evolved considerably, by divesting almost €24.6 billion(1) in assets and investing approximately €24.1 billion(2) (including the acquisition of an additional 16% stake in Maroc Telecom in January 2005). The Vivendi Universal group’s revenues were divided by 2.7, operating income remained almost stable and Financial Net Debt was divided by 11.8. Following this important reorganization, Vivendi Universal emerged as a major player in the Media and Telecommunications industries. In 2004, Vivendi Universal consolidated its position in its strategic businesses.
      The divestitures completed since January 2002 reduced Financial Net Debt by €19.7 billion, including €16.7 billion with respect to the divestitures plan approved by the board of directors on September 25, 2002. As a result, Vivendi Universal exceeded the initial goal of €12.0 billion of reduction in Financial Net Debt within 18 months and the target for reduction in Financial Net Debt was increased to €16.0 billion in 2003. In particular, the combination of Vivendi Universal Entertainment LLLP (VUE) and National Broadcasting Company, Inc. (NBC) resulted, from an accounting standpoint, in the divestiture of 80% of VUE and the acquisition of 20% of NBC. An enterprise value of approximately €10.2 billion was attributed to VUE in this transaction, corresponding to the related reduction in Financial Net Debt (€5.3 billion) and to the value of the 20% stake received in NBC (€4.9 billion).
Divestitures completed were as follows:
      For more details, please refer to “— 2004 Developments”, “— 2003 Developments”, and “— 2002 Developments”.

		Cash and		Impact
		cash	Financial	on financial
Date	Assets	equivalents	gross debt	net debt

		(In millions of euros)
June/December 2002	Veolia Environnement(a)	€3,335	€—	€3,335
June/July 2002	Vivendi Universal Publishing (VUP) — Professional and Health divisions	894	37	931
June 2002	Canal+ Digital	264	—	264
July 2002	Interest in Lagardère	44	—	44
August 2002	Vizzavi	143	—	143
December 2002	Houghton Mifflin	1,195	372	1,567
December 2002	Interest in EchoStar	1,037	—	1,037
December 2002	VUP publishing activities in Europe	1,121	17	1,138
December 2002	Sithe Energies Inc.	319	—	319
	Other divestitures (including divestiture fees)	219	—	219

	Sales of investments in 2002 (excluding Veolia Environnement)	8,571	426	8,997

June 2002	Vinci shares(b)	291	—	291

	Total 2002(c)	€8,862	€426	€9,288

(1)	Represents the impact on the Financial Net Debt (€19.7 billion) and the value of assets received as a result of the divestitures (€4.9 billion).

(2)	Represents the impact on the Financial Net Debt (€12.3 billion) and the value of the exchanged stake (€11.8 billion).

		Cash and		Impact
		cash	Financial	on financial
Date	Assets	equivalents	gross debt	net debt

		(In millions of euros)
February 2003	Consumer Press division	200	—	200
February 2003	Canal+ Technologies	191	—	191
February/June 2003	InterActiveCorp warrants	600	—	600
April 2003	Telepiù(d)	457	374	831
May 2003	Fixed-line telecommunication in Hungary(e)	10	305	315
May 2003	Comareg	135	—	135
May 2003	Interest in Vodafone Egypt	43	—	43
June 2003	Interest in Sithe International	40	—	40
October 2003	Canal+ Nordic(f)	48	—	48
	Other divestitures (including divestiture fees)	(316)	239	(77)

	Sales of investments in 2003	1,408	918	2,326
June 2003	VUE real estate(b)	276	—	276

	Total 2003	€1,684	€918	€2,602

February 2004	Atica & Scipione	31	10	41
March 2004	Sportfive	274	—	274
May 2004	Vivendi Universal Entertainment(g)	2,312	2,984	5,296
May 2004	Kencell	190	—	190
June 2004	Monaco Telecom	169	—	169
June/August 2004	“flux-divertissement” (“flow entertainment”) businesses at StudioExpand and Canal+ Benelux	49	(7)	42
June 2004	Egée and Cèdre Towers	84	—	84
August 2004	Interest in VIVA Media	47	—	47
October 2004	UCI Cinemas	170	—	170
December 2004	15% of Veolia Environnement	1,497	—	1,497
	Other divestitures (including divestiture fees)	(118)	46	(72)

	Sales of investments in 2004	4,705	3,033	7,738
September 2004	Canal+ Group headquarters(b)	108	—	108

	Total 2004	€4,813	€3,033	€7,846

	Total divestitures completed between 2002 and 2004	€15,359	€4,377	€19,736

	including the divestiture plan decided by the board of directors (between July 2002 and December 2004)	€12,387	€4,340	€16,727

(a)	This transaction led to the deconsolidation of Veolia Environnement debt (€15.7 billion) and the accounting of Veolia Environnement using the equity method as of December 31, 2002.

(b)	Divestiture of assets not included in the line “sales of investments” of the consolidated statement of cash flows but part of the divestiture plan approved by the board of directors on September 25, 2002.

(c)	Includes the impact of €6,279 million on Financial Net Debt for the second half of 2002, excluding Veolia Environnement.

(d)	Includes a €13 million adjustment corresponding to the reimbursement of accounts payable net of debt.

(e)	Excludes the promissory note of €10 million received by Vivendi Universal in August 2004.

(f)	Excludes a residual amount of approximately €7 million of deferred purchase consideration received in the first quarter of 2004 and excludes inter-company loans.

(g)	Corresponds to gross cash proceeds of €3,073 million, net of transaction fees and other (€107 million), Matsushita Electronic, Inc. (MEI) proceeds (€40 million) and cash closing adjustments (€614 million). Please refer to “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Net cash provided by (used for) investing and financing activities”. From an accounting standpoint, the combination of NBC and VUE was recorded as the divestiture of 80% of Vivendi Universal’s stake in VUE, and the concurrent acquisition of a 20% stake in NBC.
     In addition, total acquisitions signed between January 2002 and December 2004 amounted to €24.1 billion, representing an increase of €12.3 billion in Financial Net Debt and €11.8 billion of exchange of interests.

      Acquisitions completed were as follows:
      For more details, please refer to “— 2004 Developments”, “— 2003 Developments”, and “— 2002 Developments”.

		Cash and		Impact on
		cash	Financial	financial	Exchange of		Total
Date	Assets	equivalents	gross debt	net debt	interests		impact

		(In millions of euros)
January 2002	EchoStar shares	€1,699	€—	€1,699	€—		€1,699
January 2002	Interest in Sportfive	122	—	122	—		122
	Other	179	—	179	—		179

	Purchases of investments in 2002	2,000	—	2,000	—		2,000
May 2002	Entertainment assets of InterActiveCorp.	1,757	2,507	4,264	6,871	(a)	11,135

	Total 2002	€3,757	€2,507	€6,264	€6,871		€13,135
January 2003	Additional 26% interest in SFR (ex Cegetel Group S.A.)	4,011	—	4,011	—		4,011
March 2003	Closing of contractual guarantees to former Rondor shareholders	207	—	207	—		207
December 2003	Telecom Développement	56	162	218	—		218
	Other	148	(24)	124	—		124

	Purchases of investments in 2003	4,422	138	4,560	—		4,560
January 2004	DreamWorks(b)	94	—	94	—		94
March 2004	Sportfive — exercise of put option by Jean-Claude Darmon	30	—	30	—		30
May 2004	VUE — exercise of call option on Barry Diller’s stake (1.5%)	226	—	226	—		226
May 2004	VUE — acquisition of 20% interest in NBC	—	—	—	4,929	(c)	4,929
	Other	57	(6)	51	—		51

	Purchases of investments in 2004	407	(6)	401	4,929		5,330

	Total completed between 2002 and 2004	€8,586	€2,639	€11,225	€11,800		€23,025

November 2004	Additional 16% interest in Maroc Telecom (estimation)(d)	1,100	—	1,100	—		1,100

	Total acquisitions signed between January 2002 and December 2004	€9,686	€2,639	€12,325	€11,800		€24,125

(a)	Contribution of 320.9 million USANi LLC shares held by Vivendi Universal and stakes of 5.44% and 1.5% in VUE issued to InterActiveCorp (IAC, formerly known as USA Interactive and prior thereto as USA Networks, Inc.) and to Barry Diller, respectively, and after deduction of IAC warrants received by Vivendi Universal.

(b)	Includes the purchase of the music rights catalog as well as the advance on the film rights distribution agreement.

(c)	From an accounting standpoint, the combination of NBC and VUE is recorded as the divestiture of 80% of Vivendi Universal’s stake in VUE, and the concurrent acquisition of a 20% stake in NBC.

(d)	Signed on November 18, 2004 and completed on January 4, 2005.

Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE
      On June 7, 2005, Vivendi Universal, NBCU and InterActiveCorp (IAC) unwound IAC’s interests in VUE through the purchase by NBCU of IAC’s common and preferred interests in VUE. The unwinding of IAC’s interests was funded in part through (i) the sale of treasuries applied for the defeasance of the covenants of the VUE Class A preferred interests, (ii) the exchange of 56.6 million shares of IAC stock securing the put/call rights relating to the VUE Class B preferred interests and (iii) capital contributions of $160 million by Vivendi Universal, through its subsidiary Universal Studios Holding. As a result of the unwinding of IAC’s interests, Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated. As part of the unwinding, Vivendi Universal and IAC also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and GE agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its rights to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU. For more information on the formation of NBCU, please refer to “— Combination of VUE and NBC to form NBC Universal (NBC-Universal transaction) — May 2004”.

2004 Developments
      In 2004, Vivendi Universal achieved its main goals: the finalization of the strategic alliance between VUE and NBC to form NBCU (20% controlled and 18.5% owned by Vivendi Universal); the divestiture of 15% out of the 20.3% stake held in VE; the conclusion of an agreement with the Kingdom of Morocco in order to acquire an additional 16% interest in Maroc Telecom to increase Vivendi Universal’s stake to 51%; and the admission of Vivendi Universal to the French Consolidated Global Profit Tax System, which should generate maximum tax savings of approximately €3.8 billion. The finalization of the divestiture program contributed to the reduction in Financial Net Debt, which totaled €3,135 million as of December 31, 2004. Given the current level of debt, associated with the decrease in financing expense following the debt rating upgrades (back to Investment Grade by the three rating agencies) and the redemption of the High Yield Notes, Vivendi Universal management views the financial flexibility of the Vivendi Universal group as fully restored (please refer to “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”).
      In addition, the actions taken in 2004 reflect the priority given to the management of the Vivendi Universal group’s businesses in order to reinforce its position among the main European players in Media and Telecommunications. In particular, Canal+ Group won exclusive rights to the French National Football League 1 for three seasons (2005-2008), signed an agreement for exclusive first broadcasts of all of the movies produced by Twentieth Century Fox and signed many agreements in order to reinforce its partnership with the French movie industry and to improve its supply of movies. UMG continued its restructuring efforts and its actions to fight against piracy and counterfeiting. A new management team was put in place in January 2004 at VU Games in order to set up an efficient international organization. SFR Cegetel launched France’s first public 3G offer (UMTS) on June 16, 2004 and became the first operator to commercialize 3G telephone services to the general public in France at the beginning of November 2004. Lastly, Maroc Telecom continued, notably, to develop the penetration and use of mobile telecommunications in order to stimulate growth in the market in which it operates.

Combination of VUE and NBC to form NBC Universal (NBC-Universal transaction) — May 2004
      On October 8, 2003, Vivendi Universal and GE announced the signing of a definitive agreement(3) for the combination of the respective businesses of NBC and VUE. This transaction, which was completed on May 11, 2004, resulted, from an accounting standpoint, on the one hand, in the divestiture of 80% of Vivendi Universal’s interest in VUE for an amount of €8,002 million (corresponding to gross cash proceeds of €3,073 million and value of interests received in NBC of €4,929 million, before Universal Studios Holding Corp. minority interests) and, on the other hand, in the concurrent acquisition of a 20% interest in NBC (for €4,929 million). The new company, called NBC Universal, is 80% owned and controlled by GE, with 18.5%

(3)	The main shareholder agreements entered into with GE relating to the NBC-Universal transaction are available at http://finance.vivendiuniversal.com.

owned and 20% controlled by Vivendi Universal (through its subsidiary, Universal Studios Holding Corp.) as presented in the following organizational chart:

*	Before the closing of the NBC-Universal transaction, Vivendi Universal exercised the call option on Barry Diller’s 1.5% stake in VUE for $275 million (€226 million).
     NBCU’s assets mainly include: the NBC Television Network, Universal Pictures studios, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, 14 NBC local stations, Spanish-language TV broadcaster Telemundo and its 15 Telemundo local stations, and interests in five theme parks.
      As part of the NBC-Universal transaction, GE paid at closing $3.65 billion (€3.073 billion) of cash consideration to Universal Studios Holding Corp. In addition, as a result of this transaction,Vivendi Universal transferred approximately $4.3 billion (€3.6 billion) of VUE’s consolidated gross financial debt to NBCU and thus reduced its Financial Net Debt by approximately $6.3 billion (€5.3 billion), after cash adjustments (please refer to “Item 5  — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Consolidated Cash Flows”).
      Under the terms of the NBC-Universal transaction, Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; or €607 million after minority interests), (ii) is responsible for the net costs of the dividends of 3.6% per annum on the VUE Class B preferred interests (€298 million; or €275 million after minority interests) and (iii) will receive from NBCU, when certain put/call rights relating to the VUE Class B preferred interests are exercised, the potential after-tax economic benefit related to the divestiture of the 56.6 million shares of IAC stock transferred to NBCU as part of the NBC-Universal transaction (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type. On June 7, 2005, Vivendi Universal, NBCU and IAC unwound IAC’s interests in VUE through the purchase by NBCU of IAC’s common and preferred interests in VUE. As a result, Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated.

      Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exits at fair market value, the timing of which has been deferred by one year as part of the June 2005 VUE unwinding. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any of Vivendi Universal’s sales to the market. Under certain circumstances, if Vivendi Universal does exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010, GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi Universal by the end of the 12-month period commencing on May 11, 2011. Please also refer to “— Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE”.
      In addition to the exit rights described above, as part of the agreements with GE, Vivendi Universal has certain veto, board designation, information and consent rights in NBCU. Vivendi Universal initially holds three out of 15 seats on the board of directors of NBCU. Vivendi Universal’s governance rights in NBCU may terminate, under certain circumstances, upon a change in control of Vivendi Universal.
      For 2004, the impact of the NBC-Universal transaction on Vivendi Universal’s earnings corresponded to a €1,793 million capital loss, which can be analyzed as follows:

•	a capital gain of $653 million, before a $290 million tax impact, resulting in an after-tax profit of $363 million (€312 million). The carrying value in dollars of disposed assets did not exceed the transaction value in dollars; and

•	a -€2,105 million foreign currency translation adjustment (with no impact on cash position or on shareholders’ equity), as Vivendi Universal reclassified to net income 80% of a cumulative foreign currency translation adjustment related to VUE (previously recorded as a reduction of shareholders’ equity and resulting from the depreciation of the dollar versus the euro since VUE’s acquisition date).
      In addition, in the context of the NBC-Universal transaction, Vivendi Universal has expanded VUE’s relationship with DreamWorks Pictures for seven years, and UMG acquired DreamWorks Records for €94 million in January 2004. The label’s roster and catalog are comprised of rock and pop, country, urban, film scores and soundtracks, and Broadway cast recordings.
      Please refer to “— Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE” and “Item 18 — Financial Statements — Note 3.1” for further information.

Divestiture of 15% of Veolia Environnement, Part of Vivendi Universal’s 20.3% Stake — December 2004
      In December 2004, Vivendi Universal disposed of 15% of VE, part of its 20.3% stake in VE, through three transactions: (i) 10% was placed under an accelerated book building procedure for total proceeds of €997 million (€24.65 per share) on December 9, (ii) 2% was sold to VE for €195 million (€23.97 per share) and (iii) 3% was sold to Société Générale for €305 million (€24.65 per share).
      The last two transactions were carried out following the non-exercise of the call options granted by Vivendi Universal in November 2002 to certain institutional shareholders of VE relative to Vivendi Universal’s stake in VE. The exercise price was €26.50 per share. As these options expired on December 23, 2004, the related premium recorded as a deferred income in the amount of €173 million in December 2002 was recognized in “Other financial expenses, net of provisions” on their expiry date.
      Overall, Vivendi Universal received a total amount of €1,497 million in these transactions, generating an after-tax capital gain of €1,485 million. From a tax standpoint, the associated capital gain of €477 million was offset by Vivendi Universal’s current capital losses and, therefore, did not result in any cash capital gain tax.

      VE, which was fully consolidated until December 31, 2002 and accounted for using the equity method thereafter, was fully deconsolidated on December 9, 2004. Currently, Vivendi Universal retains 5.3% of VE subject to a lock-up period of 180 days starting on December 9, 2004.
      In addition, Vivendi Universal and Société Générale entered into a three-year derivative transaction that enables Vivendi Universal to benefit from any potential capital gains on 5% of VE over a price of €23.91 per share. This derivative may be settled by Vivendi Universal at any time from December 9, 2005, exclusively in cash. The premium due by Vivendi Universal to Société Générale is recorded in “Portfolio Investments — Other” at its net present value (€68 million as of December 31, 2004) and is payable in thirds for three years, starting January 10, 2005.
      At the same time, in order to finalize the financial separation from its former subsidiary, Vivendi Universal decided to substitute a third party in its guarantee commitments with respect to network renewal costs, granted to VE in June 2000 and in December 2002. For this purpose, on December 21, 2004, Vivendi Universal signed a contract of perfect delegation with VE and a third party to transfer all its residual obligations towards VE. As a result, Vivendi Universal paid the third party a balance of €194 million corresponding to the present value on that day of the maximum exposure until 2011 (including 2004 renewal costs of €35 million). The costs for 2004 were accounted for as an operating expense. The remaining balance was recorded as a loss on businesses sold, net of provisions.
      Please refer to “Item 18 — Financial Statements — Note 3.2” for further information.

Maroc Telecom in 2004: Listing on the Casablanca and Paris Stock Exchanges and Execution of an Agreement for the Acquisition of 16% of the Capital
      Listing of Maroc Telecom on the Casablanca and Paris Stock Exchanges. The shares of the historical telecommunications operator in the Kingdom of Morocco have traded on the Casablanca Stock Exchange and the Euronext Paris S.A. Premier Marché since December 13, 2004. The introduction price was fixed at MAD 68.25 per share (€6.16 per share based on the dirham/euro exchange rate as of December 10, 2004). At December 31, 2004, the market price was €8.41 per share. 130,985,210 shares were sold by the Kingdom of Morocco as part of the offer, representing 14.9% of Maroc Telecom’s share capital.
      Acquisition of an Additional 16% Stake in Maroc Telecom. The Kingdom of Morocco and Vivendi Universal agreed, on November 18, 2004, to the acquisition by Vivendi Universal of an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition, which was completed on January 4, 2005, enables Vivendi Universal, a strategic partner that has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51%, thereby perpetuating its control over the company. By virtue of the Maroc Telecom shareholders agreements, Vivendi Universal holds the majority of voting rights at shareholder meetings and on the Supervisory Board until December 30, 2005. After this acquisition, Vivendi Universal’s control is now assured by the direct holding, unlimited in time, of the majority of voting rights at shareholder meetings and by the entitlement to appoint, by virtue of shareholder agreements and the Company bylaws, three of the five members of the Management Board and five of the eight members of the Supervisory Board. This acquisition marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal. The deal price was set at MAD 12.4 billion, or approximately €1.1 billion, and includes a premium for continuing control. Payment was made on January 4, 2005 and was financed 50% by long-term debt issued in Morocco of MAD 6 billion, or approximately €537 million (please refer to “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”). For Vivendi Universal, from an economic standpoint, this transaction will be accretive to net income as of 2005, taking into account, notably, a cost of financing that is lower than the yield of the investment. In addition, from an accounting standpoint, the accretion from this transaction will improve as a result of the absence of goodwill amortization under the International Financial Reporting Standards (IFRS), which is applicable as of January 1, 2005.
      Full Consolidation of Mauritel by Maroc Telecom since July 1, 2004. Mauritel, previously accounted for using the equity method, has been fully consolidated by Maroc Telecom since July 1, 2004. For the second half of 2004, Mauritel generated revenues and operating income of €34 million and €11 million, respectively. For more details, please refer to “Item 18 — Financial Statements — Note 30”.

Consolidated Global Profit Tax System since January 1, 2004
      On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to, Universal Music Group (UMG), VU Games, CanalSatellite and SFR. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as of December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to maximize the value of ordinary losses carried forward.
      In the absolute, with Vivendi Universal S.A. reporting ordinary losses of €11.8 billion as of December 31, 2004, as the head of the tax group, Vivendi Universal could realize maximum tax savings of approximately €3.8 billion (undiscounted value), at current income tax rates (excluding additional contributions) by the end of the loss relief period. Nonetheless, the period during which losses will be applied cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. As such, at the December 31, 2004 year-end, Vivendi Universal recognized in its 2004 income tax the expected tax savings relating to the current year (€464 million) and a deferred tax asset in the amount of expected tax savings in 2005 (€492 million) based on budget forecasts.
      Overall, receipt of authorization to use the Consolidated Global Profit Tax System generated a tax saving of €956 million in 2004. Vivendi Universal’s first tax return in respect of 2004 consolidated net income must be filed with the tax authorities by November 30, 2005 at the latest.

Reinforcement of the Program Offerings of Canal+ Group
      In 2004, Canal+ Group was involved in many discussions to enhance program offerings for subscribers. As a result, in December 2004, Canal+ Group won exclusive rights to the French National Football League 1 matches for three seasons (2005-2008) for an average cost of approximately €600 million per year. Also, to improve its film offerings, Canal+ (i) signed, in May 2004, several agreements to reinforce its partnership with the French film industry (covering the period 2005-2009), (ii) extended, in November 2004, an agreement for first broadcast of all Twentieth Century Fox film features, (iii) extended, in January 2005, a long-term agreement for exclusive first broadcast rights to all future productions of NBCU’s studio, (iv) extended, in February 2005, its exclusivity contract with DreamWorks for its next 40 movies, and (v) extended, in April 2005, its exclusivity contract with Spyglass Entertainment until December 2009. In addition, on February 11, 2005, Canal+ Group and Lagardère Group ended their participation in MultiThématiques (that is now owned 100% by Canal+ Group) and Lagardère Thématiques. This development enabled Canal+ Group to present itself under optimal conditions at the May 2005 selection launched by the Conseil Supérieur de l’Audiovisuel (CSA) for the attribution of DTT frequencies.

Elektrim Telekomunikacja Sp. z.o.o (Elektrim Telekomunikacja) in 2004
      Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim S.A. (Elektrim) holding the remaining 51% until September 3, 2001. On that date, the Luxembourg investment company, Ymer, acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. Vivendi Universal indirectly bears the economic risk associated with the assets held by Ymer, but does not have legal control over such assets. Ymer is a company independent of Vivendi Universal, which does not own or control Ymer, directly or indirectly. Vivendi Universal is not entitled to exercise the voting rights held by

Ymer in Elektrim Telekomunikacja. In return for the economic risk borne by Vivendi Universal, the transfer by Elektrim to Ymer of a 2% equity interest in Elektrim Telekomunikacja enabled Vivendi Universal to limit the risk of sale of the controlling interest in Elektrim Telekomunikacja by Elektrim to a third party and, thereby, protect the value of its investment in Elektrim Telekomunikacja. Vivendi Universal accounts for its investment in Elektrim Telekomunikacja using the equity method. Please refer to “Item 18 — Financial Statements — Note 7.3”.
      As of December 31, 2004, Elektrim Telekomunikacja’s only major asset was a 48% stake in the Polish mobile telecommunications company Polska Telefonia Cyfrowa (PTC), alongside Carcom Warszawa (Carcom) (3%) and Deutsche Telekom (DT) (49%). Carcom is owned 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer. A chart of the PTC ownership structure is presented below:
      As of December 31, 2004, Vivendi Universal has invested approximately €1.8 billion in Elektrim Telekomunikacja (capital of €1.2 billion and shareholder advances of €0.6 billion). The capital investment is fully impaired since December 31, 2002. The net book value of shareholder advances totaled €379 million as of December 31, 2004.
      In December 2000, DT commenced an arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja. DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.
      In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:

1. The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective, and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2. The said sale did not constitute a material breach of Article 16.1 of the shareholders agreement between DT and Elektrim, but such a material breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;

3. The Tribunal dismissed DT’s claim for a declaration that an Economic Impairment on the part of Elektrim existed; and

4. The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration.
      DT withdrew its claim concerning its financial loss.

      On February 2, 2005, the Award was partially recognized by a Warsaw tribunal (Regional Court — Civil Division) with regard to the first three points described above. In February, 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958. The decision was also appealed by the Public Prosecutor.
      In the context of proceedings launched by Elektrim Telekomunikacja concerning ownership of the PTC shares and notified to PTC on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division) issued an injunction on December 30, 2004, upon Elektrim Telekomunikacja’s request prohibiting any amendment of the company register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.
      In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw Registry Court an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court has, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja has commenced proceedings in order to rectify the register and filed a complaint before the Warsaw Public Prosecutor.
      For these reasons, Vivendi Universal considers that the legal uncertainty surrounding ownership of the PTC shares held by Elektrim Telekomunikacja represents severe long-term restrictions on Elektrim Telekomunikacja’s ability to exercise joint control and influence over PTC. As a result, Vivendi Universal has accounted for Elektrim Telekomunikacja, using the equity method based on financial statements in which the PTC investment is no longer consolidated from January 1, 2004. Please refer to “Item 8 — Financial Information — Litigation” and “Item 18 — Financial Statements — Note 7.3”.

Vivendi Universal Disposed of Approximately €1.1 Billion in Assets (Not Including the NBC-Universal and Veolia Environnement Transactions) in 2004

Canal+ Group
      Sportfive. In March 2004, RTL Group and Canal+ Group signed an agreement with Advent International for the divestiture of their interests in Sportfive. Before signing the agreement, Canal+ Group and RTL Group acquired on March 31, 2004, Jean Claude Darmon’s approximate 4.9% stake in Sportfive for a total of €60 million (including a price adjustment of €5 million). The sale to Advent International of the 48.85% stake in Sportfive held by Canal+ Group, for which the group received €274 million in cash, was completed on June 25, 2004. This divestiture generated a gain of €44 million (including a €22 million provision reversal).
      Canal+ Group finalized, among other things, the divestiture of the companies of StudioExpand’s “flux-divertissement” business in June 2004 and Canal+ Benelux in August 2004 for a total amount of €42 million (the deconsolidation of the cash held by these companies, as well as the payment of a litigation had a €26 million unfavorable impact on Financial Net Debt). These divestitures generated a gain of €66 million (including a provision reversal of €24 million).
      Quai André Citroën Headquarters. In September 2004, Canal+ Group finalized the divestiture of its former headquarters at Quai André Citroën for €108 million. This divestiture generated a capital gain of €13 million.
      Divestiture of NC Numéricâble. In December 2004, Canal+ Group and France Telecom announced that they had signed an agreement for the divestiture of their cable operations to the Cinven investment fund and to Altice Multiple Service Operator. Canal+ Group will retain an interest of approximately 20% in the new operator for an estimated amount of €37 million (corresponding to its share in equity). Canal+ Group proceeds from the divestiture are estimated at €87 million (before potential adjustments to the number of networks actually transferred). This transaction, subject to regulatory approvals, was finalized on March 31, 2005. A €56 million provision accrual was recorded in 2004.

Non-core operations

Vivendi Telecom International (VTI)
      Kencell. In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya’s No. 2 mobile phone operator, for a cash amount of $230 million (€190 million). The stake was sold to Sameer Group, the owner of the remaining 40% stake, after it exercised its pre-emptive rights. This divestiture generated a gain of €38 million (net of a €7 million provision accrual).
      Monaco Telecom. In June 2004, Vivendi Universal sold to Cable & Wireless its 55% stake in Monaco Telecom for a total consideration of €169 million in cash (including a €7 million dividend distribution). This divestiture generated a gain of €21 million (net of a €5 million provision accrual).

Finalization of the Total Withdrawal from Publishing Operations: Divestiture of Brazilian Publishing Operations — February 2004
      Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of €41 million. This divestiture generated a loss of €8 million.

Divestiture of United Cinema International (UCI) — October 2004
      Vivendi Universal and Viacom finalized the divestiture of their respective 50% stakes in European operations of the UCI Cinemas group to Terra Firma. In addition, UCI Group divested its 50% stake in UCI Japan to Sumitomo Corporation (50% of transaction proceeds were paid by UCI Cinemas to Vivendi Universal). As part of these transactions, Vivendi Universal received €170 million. These transactions generated a capital gain of €64 million.
     Other 2004 transactions
      UMG. In August 2004, UMG sold its stake of approximately 15% in VIVA Media to Viacom for a total consideration of €47 million. This divestiture generated a gain of €26 million.
      Divestiture of two Philip Morris Towers. In June 2004, the divestiture of the Cèdre (27,000 m2) and the Egée (55,000 m2) towers located at La Défense, Paris, resulted in a reduction in Vivendi Universal’s off balance sheet commitments related to the long-term leases signed with Philip Morris in 1996, by €270 million.
      In addition, the reimbursement of the different participating loans and/or guarantees granted by Vivendi Universal led to a net cash inflow of €84 million.

2003 Developments
      In 2003, Vivendi Universal invested €6.0 billion, including €1.6 billion of capital expenditures in its core businesses and €4 billion to purchase BT Group’s 26% interest in SFR Cegetel (for more details, please refer to “Item 5 — Operating and Financial Review and Prospects — Consolidated Cash Flows”). In addition, in 2003, Vivendi Universal formed a strategic alliance between VUE and NBC. Vivendi Universal also refocused, restructured, and recapitalized Canal+ Group for close to €3 billion, eliminated major cash drains, divested non-strategic assets with proceeds of approximately €3 billion and refinanced its debt.

SFR Cegetel: Vivendi Universal Invested €4 Billion in January 2003 to Strengthen its Position in SFR Cegetel
      In January 2003, Vivendi Universal purchased BT Group’s 26% interest in Cegetel Groupe S.A. for €4 billion, thereby increasing its voting interest in the French telecommunications operator from 59% to 85% and its ownership interest from 44% to 70% (approximately 56% ownership interest in SFR, its mobile subsidiary). The acquisition of this interest from BT Group was made through Société d’investissement pour la téléphonie (SIT), as follows:

a.	SIT, wholly owned, controlled and consolidated by Vivendi Universal, was initially the legal owner of the 26% shareholding at an acquisition cost of €4 billion.

b.	SIT financed this acquisition by a €2.7 billion cash contribution from Vivendi Universal (in turn financed partly by the €1 billion bond issue completed in November 2002 and redeemable in Vivendi Universal new shares on November 25, 2005) and by a non-recourse loan of €1.3 billion with a scheduled maturity of June 30, 2004. Debt service on this loan, which was drawn on January 23, 2003, was to be provided by dividends paid in respect of its 26% shareholding in Cegetel Groupe S.A. This loan was repaid in July 2003 out of the proceeds of the issuance of five-year High Yield Notes. Following the repayment of its credit facility, SIT merged with Vivendi Universal, allowing the Vivendi Universal group to simplify the ownership structure of the 26% stake in Cegetel Groupe S.A. acquired in January 2003, and thereby increase its access to dividends from Cegetel Groupe S.A.
      As a result of this transaction, Cegetel Groupe S.A., which was consolidated by Vivendi Universal with a 44% ownership interest, has been consolidated with a 70% ownership interest since January 23, 2003 (approximately 56% ownership interest in SFR, its mobile subsidiary).
      During 2003, Vivendi Universal signed with Vodafone Group Plc a number of agreements designed to further improve the performance of SFR Cegetel, as well as optimize cash flows between SFR Cegetel and its shareholders:

•	Vodafone and SFR signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live!, and development of operational synergies in procurement (including IT and technology), and best practice sharing.

•	On December 18, 2003, the extraordinary shareholders’ meeting of Cegetel Groupe S.A. approved the simplification of the group’s structure through the merger of Transtel, Cofira and SFR into Cegetel Groupe S.A. holding company.

The new company resulting from the merger, which is both a mobile phone operator and the holding company of the group, was renamed SFR. It is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. In connection with this simplification, an amendment to the Cegetel shareholders’ agreement was signed in order to include the specific provisions of the SFR shareholders’ agreement (this document is available at: http://www.vivendiuniversal.com). The group, comprised of SFR and its subsidiaries and the fixed line operator Cegetel, became SFR Cegetel.

•	In 2004, SFR decided to implement a dividend distribution plan, which will in part involve the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. Please refer to “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
      In parallel, in December 2003, SFR (formerly known as Cegetel Group) and SNCF (the French National Railway Company) decided to merge their fixed line business and approved the merger of Cegetel S.A. (fixed line operator, subsidiary of SFR) and Telecom Développement (network operator, subsidiary of SNCF, in which SFR had a minority interest). This entity is named Cegetel S.A.S. and the capital is held 65% by SFR and 35% by SNCF.

      As a result of these transactions, the structure of SFR Cegetel is as follows:

*	Stake acquired by Vodafone in 2003

Canal+ Group: recovery efforts in 2003
      Canal+ made significant progress in its turnaround efforts. It refocused on its core pay-TV activities in France and the activities of StudioCanal. It launched a number of initiatives to restructure and reposition these activities. It exited most of its non-core activities, which often represented significant cash drains (see “— 2003 Divestitures: Vivendi Universal divested about €3 billion of assets” below).
      Also, on December 18, 2003, following Canal+ Group’s extraordinary shareholders’ meeting, Vivendi Universal recapitalized Canal+ Group for €3 billion through the conversion of an inter-company loan into equity, with no cash impact. This transaction was approved by Vivendi Universal’s board of directors on September 23, 2003.
      As a result of this recapitalization, the performance of Canal+ Group in 2003 and divestitures of non-core assets, Canal+ Group’s Financial Net Debt was close to €1 billion at the end of 2003 versus approximately €5 billion on June 30, 2003. In February 2004, Canal+ Group Financial Net Debt was reduced to approximately €500 million.

Cash drains in 2003
      Vivendi Universal continued its efforts to eliminate its major cash drains. It essentially shut down its Internet operations, which had generated approximately €2.5 billion in losses since 2000, divested a number of businesses that had previously generated significant losses (see “— 2003 Divestitures: Vivendi Universal divested about €3 billion of assets” below) and refocused and restructured its headquarter activities (see “— Reorganization of Vivendi Universal Headquarters in 2002” below).

2003 Divestitures: Vivendi Universal divested about €3 billion of assets

Canal+ Group
      Canal+ Technologies. The sale of Vivendi Universal’s 89% stake in Canal+ Technologies to Thomson Multimedia was completed on January 31, 2003 for €191 million in cash. Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of €21 million.
      Telepiù. In April 2003, Vivendi Universal, Canal+ Group, News Corporation and Télécom Italia completed the sale of Telepiù, the Italian pay-TV platform. The consideration for this transaction amounted to

€831 million, comprising debt of €374 million (after a capital contribution of €100 million) and €457 million in cash.
      The cash payment included a €13 million adjustment relating to the reimbursement of accounts payable net of the debt adjustment. This transaction generated a capital gain of €215 million, after the reversal of a €352 million provision, resulting from unanticipated improvements in working capital registered by Telepiù in the first quarter of 2003.
      Dilution in Sogecable. In connection with its merger with ViaDigital, a Telefonica subsidiary, Sogecable performed a capital increase in July 2003 subscribed to in full by Telefonica. As a consequence, Canal+ Group’s ownership interest in Sogecable decreased from 21.27% to 16.38%. Following termination of the shareholders agreement governing Sogecable on September 29, 2003, Vivendi Universal ceased to account for Sogecable on an equity basis on October 1, 2003. This transaction generated a dilution profit of €71 million. In addition, the three principal shareholders (Canal+ Group, Prisa and Telefonica) granted a €50 million loan to Sogecable that will mature in 10 years’ time. In February 2004, the 20,637,730 Sogecable shares held by Canal+ Group, as well as the €50 million loan, were transferred to Vivendi Universal.
      Canal+ Nordic. In October 2003, Vivendi Universal and Canal+ Group sold the subsidiaries of Canal+ Nordic, the company in charge of its pay-TV channel activities in the Nordic region, to an investment fund consortium comprising Baker Capital and Nordic Capital. The transaction contributed approximately €55 million to the Vivendi Universal group’s debt reduction (including €7 million received in the first quarter of 2004), principally due to loan relinquishment. This transaction generated a capital gain of €17 million.
      Canal+ Benelux. In December 2003, Canal+ Group sold its Flemish operations to Telenet, and sold Canal+ Belgique S.A. to Deficom, for a total consideration of €32 million. These transactions generated a capital gain of €33 million.

Vivendi Universal Entertainment in 2003
      Spencer Gifts. On May 30, 2003, Vivendi Universal (through VUE) sold Spencer Gifts, a novelty and gift store chain operating in the US, Canada and the UK, to an investor group led by privately held Gordon Brothers Group and Palladin Capital Group Inc. for consideration of approximately $100 million. This operation generated no capital gain.

Non-core operations in 2003

Vivendi Universal Publishing (VUP) in 2003
      Consumer Press. Vivendi Universal completed the sale of the Consumer Press Division (Groupe Express-Expansion — Groupe l’Etudiant) to the Socpresse Group in February 2003, for an aggregate consideration of €200 million. This transaction generated a capital gain of €104 million.
      Comareg. In May 2003, Vivendi Universal completed the sale of Comareg to the France Antilles group. The consideration received from this transaction was €135 million. Given the previous impairment loss recorded against this investment, this transaction generated a capital gain of €42 million.

Vivendi Telecom International in 2003
      Vivendi Telecom Hungary. In May 2003, Vivendi Universal concluded the divestiture of its fixed-line telephony activities in Hungary (Vivendi Telecom Hungary) to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd. The amount of the transaction was €325 million in enterprise value, including the issuance of a €10 million promissory note received by Vivendi Universal in August 2004. Given the previous impairment loss recorded against this investment, the divestiture generated a capital gain of €15 million in 2003.
      Xfera. In August 2003, Vivendi Universal sold its 26.3% interest in Xfera for a nominal €1 to the other members of the Xfera consortium. This transaction generated a capital gain of €16 million, after a €75 million provision accrual.

      Elektrim Telekomunikacja. In 2003, Vivendi Universal pursued a strategy to divest its stake in Elektrim Telekomunikacja. On January 8, 2003, Vivendi Universal signed a letter of intent with Polsat Media S.A. (Polsat) involving the sale to Polsat of Vivendi Universal’s stake in Elektrim Telekomunikacja and Elektrim for a total consideration of €550 million. However, Polsat was subsequently unable to meet the closing conditions of this transaction. On September 2, 2003, Vivendi Universal’s board of directors approved the decision to propose to the supervisory board of Elektrim Telekomunikacja, which is 49% owned by Vivendi Universal, to accept the tender offer for PTC, the Polish mobile telecommunications operator, from DT. On September 14, 2003, DT, Vivendi Universal, Elektrim (in agreement with bondholder representatives on the management board) and Ymer Finance announced an agreement in principle on DT’s offer to increase its shareholding in PTC from 49% to 100% for a total revised cash offer of €1.1 billion. This agreement did not close because Elektrim could not obtain the required consent of bondholders.

Other 2003 transactions
      InterActiveCorp Warrants. In 2003, Vivendi Universal sold in two steps 60.47 million warrants of IAC for consideration totaling €600 million. These warrants were initially acquired in connection with the acquisition of the entertainment assets of IAC. These transactions generated a loss of €329 million, which was offset by the reversal of the related provision of €454 million, which corresponded to a downside mark-to-market adjustment registered as of December 31, 2002.
      Unwinding of the Total Return Swap in connection with Time Warner Inc. (formerly known as AOL Time Warner Inc.) Call Options. In April 2003, Time Warner Inc. exercised its call options on the AOL Europe shares held by LineInvest for a cash consideration of $813 million received in May 2003. The provision of $100 million (€97 million) recorded by Vivendi Universal in 2002 (in order to cover the market risk under the terms of the total return swap if Time Warner Inc. had opted for payment in its own shares) was consequently reversed in 2003.
      Modification of the Structure of UGC S.A.’s share capital. On December 31, 2003, Vivendi Universal and the family shareholders of the UGC Group signed an agreement modifying the structure of UGC S.A.’s share capital. Under the terms of the agreement:

•	Vivendi Universal holds 37.8% of UGC S.A.’s share capital. After the elimination of the UGC S.A. treasury shares, Vivendi Universal will hold only 40% of UGC S.A.’s share capital, and the family shareholders’ stake will be 56.20%. Vivendi Universal holds five of the 14 seats on the UGC board of directors.

•	Vivendi Universal has been released from the put option previously granted to the family shareholders, thereby removing a significant off-balance-sheet commitment for Vivendi Universal.

•	Vivendi Universal also granted a call option to the family shareholders for its UGC S.A. shares at a price of €80 million until December 31, 2005. The price may be adjusted in the case of an onward sale by UGC family shareholders at a later date (within one year of exercise of the call) with an increase in value.
      Closing of Contractual Guarantees to Former Rondor Shareholders. Finally, in connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent purchase price adjustment was triggered in April 2002 when the share price of Vivendi Universal fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the Consolidated Statement of Financial Position of Vivendi Universal at December 31, 2002 for an estimated amount of €223 million (approximately $230 million). On March 3, 2003, this liability was settled and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, then representing 0.8% of share capital and a cash amount of $100 million (€93 million).

2002 Developments
      While the beginning of 2002 was marked by the completion of the acquisition of the entertainment assets of IAC, the rest of the year was focused on solving Vivendi Universal’s liquidity issue, refinancing its debt, initiating a comprehensive divestiture program, and initiating cost-cutting measures at Vivendi Universal’s headquarters.

Acquisition of the Entertainment Assets of InterActiveCorp for €11,135 million — May 2002
      These assets were transferred to NBCU in May 2004 (please refer to “— Combination of VUE and NBC to form NBC Universal (NBC-Universal transaction) — May 2004” and “— Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE”).
      On May 7, 2002, Vivendi Universal consummated its acquisition of the entertainment assets of IAC through the limited liability limited partnership VUE, in which Vivendi Universal then had an approximate 93% voting interest and an approximate 86% economic interest (due to the minority stake of MEI). As part of the transaction, Vivendi Universal and its affiliates surrendered 320.9 million shares of USANi LLC previously exchangeable into shares of IAC stock. In addition, Vivendi Universal transferred 27.6 million treasury shares to Liberty Media Corporation in exchange for (i) 38.7 million USANi LLC shares (which were among the 320.9 million surrendered) and (ii) 25 million shares of IAC common stock, which were retained by Vivendi Universal.
      As consideration for the transaction, IAC received a $1.62 billion cash payment from VUE, a 5.44% common interest in VUE and Class A and Class B preferred interests in VUE with initial face values of $750 million and $1.75 billion, respectively. The Class B preferred interests were subject to put/call provisions at any time after May 2022 for a number of IAC shares having a market value equal to the accreted face value of the Class B preferred interests at such time, subject to a maximum of 56.6 million shares of IAC common stock.
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
      In connection with the acquisition of the entertainment assets of IAC, Vivendi Universal received approximately 60.5 million warrants to purchase common stock of IAC, with exercise prices ranging from $27.50 to $37.50 per share. All of the warrants were sold in 2003.
      The entertainment assets acquired by Vivendi Universal were IAC’s television programming, cable networks and film businesses, including USA Films, Studios USA and USA Cable. These assets, combined with the film, television and theme park assets of the Universal Studios Group, formed the new entertainment group, VUE controlled at 93% and owned at approximately 86% by Vivendi Universal.
      The acquisition cost of the IAC entertainment assets amounted to €11,135 million and was determined with the assistance of an independent third-party valuation firm. Vivendi Universal sold all of its interests in VUE and the IAC common stock to NBC on May 11, 2004. Subsequently, on June 7, 2005, VUE was restructured through the purchase by NBCU of all of IAC’s preferred and common interests in VUE in exchange for 56.6 million shares of IAC common stock and cash. For more information, see “— 2004 Developments” and “— Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE”.
      In connection with the sale of its shares in IAC, Liberty Media transferred to Vivendi Universal its 27.4% share in the European cable television company, MultiThématiques, and its current account balances in exchange for 9.7 million Vivendi Universal shares. The share value was based on the average closing price of Vivendi Universal shares during a reference period before and after December 16, 2001, the date the agreement was announced. Following this acquisition, Vivendi Universal held, directly and indirectly, 63.9% of MultiThématiques’ share capital. The additional goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 using the equity method and fully consolidated thereafter, amounted to €542 million.

2002 Divestitures: €9.3 billion in 2002
      Vivendi Universal initiated a comprehensive divestiture program aimed at reducing its debt and refocusing the company. The following transactions were completed in 2002.
      Veolia Environnement. Following a decision taken by its board of directors on June 17, 2002, Vivendi Universal reduced its ownership interest in VE in three steps. Prior to taking these steps, Vivendi Universal entered into an agreement with Mrs. Esther Koplowitz by which she agreed not to exercise the call option on VE’s participation in Fomento de Construcciones y Contratas (FCC), which otherwise would have been exercisable once Vivendi Universal’s ownership interest in VE fell below 50%.
      The first step occurred on June 28, 2002, when 53.8 million VE shares were sold on the market (approximately 15.5% of the share capital before the capital increase). The shares were sold by a financial institution that had held the shares since June 12, 2002 following a repurchase transaction (known in France as a “pension livrée”) carried out with Vivendi Universal. In parallel, in order to make it possible for the financial institution to return the same number of shares to Vivendi Universal at the maturity of the repurchase agreement on December 27, 2002, Vivendi Universal entered into a forward sale for the same number of shares to this financial institution at the price of the investment. As a result, Vivendi Universal reduced its debt by €1,479 million and held 47.7% of the share capital of VE.
      In the second step, on August 2, 2002, VE increased its share capital by €1,529 million, following the issuance and the sale of approximately 58 million new shares (14.3% of the share capital after the capital increase) to a group of investors. Vivendi Universal had previously sold its preferential subscription rights to the group of investors pursuant to an agreement dated June 24, 2002. Following this second transaction, Vivendi Universal owned 40.8% of VE’s share capital, and VE continued to be consolidated using the full consolidation method in accordance with GAAP.
      The third step occurred on December 24, 2002, a month after the banks that managed the June transaction and a group of new investors entered into an amendment to the June 24, 2002 agreement. Under the terms of the amended agreement, Vivendi Universal agreed to sell 82.5 million shares of VE, representing 20.4% of VE’s share capital as at December 24, 2002, and the new investors agreed to become subject to the lock-up on disposals of these shares previously agreed to by Vivendi Universal for the remaining term of that lock-up agreement; i.e., until December 21, 2003. Each of these shares of VE included a call option that entitles these investors to acquire additional VE shares at any time until December 23, 2004 at an exercise price of €26.50 per share. On December 24, 2002, Vivendi Universal received, in exchange for the shares and the call options, €1,856 million. The call options on the VE shares are recorded as deferred items in liabilities for an amount of €173 million. As of December 23, 2004, the call options had not been exercised (see “— Divestiture of 15% of Veolia Environnement, Part of Vivendi Universal’s 20.3% Stake — December 2004”).
      Following this transaction, Vivendi Universal held 82.5 million shares, or 20.4%, of VE’s share capital as of December 31, 2002, which were held in an escrow account to cover the call options. From December 31, 2002 to December 9, 2004, this investment was accounted for using the equity method (please refer to “— Divestiture of 15% of Veolia Environnement, Part of Vivendi Universal’s 20.3% Stake — December 2004”).
      Vivendi Universal recorded a €1,419 million capital gain in respect of these transactions in 2002.
      Vivendi Universal Publishing. In April 2002, VUP signed a definitive agreement pursuant to which the Cinven, Carlyle and Apax investment funds acquired 100% of the professional and health information divisions of VUP. The transaction completed in July 2002 and reduced profit before tax by €298 million.

      In December 2002, Vivendi Universal sold both VUP’s European activities and Houghton Mifflin. The European publishing activities were acquired by Editis (formerly known as Investima 10), a company wholly owned by Natexis Banques Populaires, for Lagardère. The gross proceeds from the sale amounted to €1,198 million. This transaction generated a pre-tax gain of €329 million. A purchase price adjustment of €17 million was paid to Editis in December 2003.
      Houghton Mifflin was sold to an investment fund consortium comprised of Thomas H. Lee and Bain Capital on December 30, 2002. The purchase price was approximately €1.6 billion, including a cash payment of €1.2 billion. As a result of this transaction, Vivendi Universal recognized a capital loss of €822 million before tax, including a foreign currency translation loss of €236 million.
      Vizzavi Europe. In August 2002, Vivendi Universal sold to Vodafone its 50% stake in Vizzavi Europe. As a result, Vivendi Universal received €143 million in cash. As part of the transaction, Vivendi Universal took over 100% of Vizzavi France. This transaction generated a capital gain of €90 million.
      EchoStar Communications Corporation (EchoStar). In December 2002, Vivendi Universal sold its entire stake in EchoStar, consisting of 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1,066 million, generating a capital loss of €674 million before tax. Vivendi Universal held these Class A common shares following the conversion of the 5.8 million EchoStar Class D preferred stock acquired in January 2002 for $1.5 billion. Each Class D preferred stock was convertible into 10 EchoStar Class A common shares.
      Sithe. In December 2002, Vivendi Universal sold its remaining 34% stake in Sithe to Apollo Energy LLC. Net cash proceeds from this transaction were €319 million, generating a capital loss of €232 million before tax. Under the terms of this transaction, Vivendi Universal retained ownership of certain minor assets in Asia. These Asian assets were transferred to Marubeni for $47 million on June 11, 2003.
      Vinci. In June 2002, Vivendi Universal sold 5.3 million Vinci shares for a total of €344 million, thereby generating a pre-tax capital gain of €153 million. At the same time, Vivendi Universal bought call options on 5.3 million shares at €88.81 for €53 million allowing the Vivendi Universal group to cover the €527 million principal amount of bonds exchangeable for Vinci shares issued in March 2001.
      Settlement of the Total Return Swap in Connection with the Divestiture of Vivendi Universal’s Investment in BSkyB plc in October 2001. In order to comply with the conditions imposed by the European Commission in October 2001 on the merger of Vivendi, Seagram and Canal+, Vivendi Universal sold 96% (approximately 400 million common shares) of its investment in BSkyB’s common shares and €81 million of money market securities to two qualifying special purpose entities (QSPEs). Concurrently, Vivendi Universal entered into a total rate of return swap with the same financial institution that held all of the beneficial interests in the QSPEs, thus allowing Vivendi Universal to maintain its exposure to fluctuations in the price of BSkyB shares until October 2005.
      In December 2001, the financial institution controlling the beneficial interest of the QSPEs issued 150 million equity certificates repayable in BSkyB shares, at 700 pence per share. As a result, Vivendi Universal and the financial institution were able to reduce the nominal amount of the swap by 37% and thus fix a value of 150 million BSkyB shares and generate a capital gain of €647 million after-tax and expenses.
      In May 2002, this financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and, concurrently, Vivendi Universal and the financial institution terminated the total return swap on those shares, which were settled at approximately 670 pence per share, before payment by Vivendi Universal of related costs. As a result of this transaction, Vivendi Universal recognized a pre-tax gain of approximately €1.6 billion, net of expenses, and was able to reduce gross financial debt by €3.9 billion.
      In addition, in February 2002, Vivendi Universal sold 14.4 million shares in BSkyB following the exercise of its option to exchange a convertible bond for BSkyB shares issued by Pathé that came into Vivendi Universal’s possession when it acquired Pathé in 1999. The redemption date was fixed on March 6, 2002, at a redemption price of 100% of the principal amount plus accrued interest to that date. Holders of the bonds were entitled to convert them into 188.5236 shares of BSkyB per FFr10,000 principal amount of bonds through and including February 26, 2002.

Reorganization of Vivendi Universal Headquarters in 2002
      In October 2002, Vivendi Universal initiated a reorganization plan for its headquarters in Paris, as well as its locations outside France. It aimed to redefine and refocus the headquarters’ tasks on holding company activities, concentrating all those tasks in Paris and turning New York into a representative office for the company; to sell moveable property and real estate assets held by the holding company (such as three planes and the New York art collection, both sold in 2003 for €84 million); and to achieve full-year savings generated by a very significant cut in non-payroll costs (fees for external services, in particular), as well as a reduction in the number of employees at all headquarters sites. As a result, the number of employees at all headquarters sites was reduced from 507 at the end of 2002 to 288 at the end of 2003 and Holding & Corporate operating losses were reduced by one half from €665 million in 2002 to €330 million in 2003, including €125 million costs savings from operating expenses at the holding company level.

Other 2002 Transactions
      Repurchase program. The company initiated a share repurchase program through:

•	Treasury Shares: Transactions related to treasury shares are detailed in “Item 18 — Financial Statements — Note 11.1”. The cumulative impact of treasury share cancellation on shareholders’ equity between 2000 and December 2002 was a reduction of approximately €4.6 billion.

•	Sale of Put Options on Vivendi Universal Shares: Vivendi Universal sold put options on its own shares, by which it agreed to buy its own shares on specified dates at specified exercise prices. As of December 31, 2002 and December 31, 2001, Vivendi Universal had outstanding obligations on 3.1 million and 22.8 million shares, respectively. The average exercise prices were €50.5 and €70, respectively, resulting in a potential commitment of €154 million and €1,597 million, respectively. These put options were only exercisable on their exercise dates and expired during the first quarter of 2003. The losses incurred by Vivendi Universal during 2002 resulting from option holders exercising their rights was €589 million, representing the net premium paid on cash settlement of the difference between the market price and the exercise price. At the end of December 2002, Vivendi Universal then marked to market put options with a specific future exercise date. This resulted in a provision of €104 million, corresponding to the premium paid by Vivendi Universal in connection with cash settlements of these options during the first quarter of 2003. The cumulative cash impact of these transactions was €951 million.
      Acquisition of Additional Interest in UGC — December 2002. Following the exercise by BNP Paribas of the put granted by Vivendi Universal in July 1997, Vivendi Universal acquired, for a total consideration of €59.3 million, 5.3 million of UGC shares, representing 16% of UGC share capital. Vivendi Universal’s 58% interest in UGC did not provide operational control of the company due to a shareholders’ agreement. Accordingly, this investment was still accounted for using the equity method. On December 31, 2003, Vivendi Universal and the family shareholders of the UGC Group signed an agreement modifying the structure of UGC S.A.’s share capital. For more details, please refer to “— 2003 Developments”.
      Settlement Agreement with Pernod Ricard-Diageo — August 2002. Vivendi Universal, Pernod Ricard and Diageo reached a global settlement of outstanding claims relating to post-closing adjustments arising from the acquisition of Seagram’s spirits and wine division, concluded in December 2000 and closed in December 2001. As a result, Vivendi Universal received $127 million in cash.
      Waiver by Convertible Bondholders of the Guarantee Agreed by Vivendi Universal — September 2002. Holders of 1.50% 1999-2005 VE bonds exchangeable for new or existing Vivendi Universal shares held a general meeting on August 20, 2002. At this meeting, the bondholders waived, effective September 1, 2002, all rights to the guarantee provided by Vivendi Universal in respect of VE’s obligations under these bonds and, as a consequence, waived certain rights under the liability clause in the event of default by Vivendi Universal. In exchange, the nominal interest rate was increased by 0.75%, from 1.50% to 2.25%. For more details, please refer to “Item 18 — Financial Statements — Note 11.4”.
Business Overview
General
      We are a leading Media and Telecommunications company. Our media business is comprised of the Canal+ Group, UMG and VU Games. On May 11, 2004, we completed the NBC-Universal transaction and currently have an approximate 20% interest in NBCU. Our telecommunications business is comprised of the SFR Cegetel Group and Maroc Telecom. We also maintain other non-core operations and investments.
Segment Data
      The contribution of our business segments to our consolidated revenues for each of 2004, 2003 and 2002, in each case after the elimination of intersegment transactions, is as follows:

	Year ended December 31,

				On a comparable
	As published			basis(a)

	2004	2003	2002	2004	2003

	(In millions of euros)
Canal+ Group	€3,580	€4,158	€4,833	€3,470	€3,339
Universal Music Group	4,993	4,974	6,276	4,993	4,974
Vivendi Universal Games	475	571	794	475	571

Media	9,048	9,703	11,903	8,938	8,884
SFR Cegetel	8,317	7,574	7,067	8,317	7,537
Maroc Telecom	1,627	1,471	1,487	1,658	1,523

Telecom	9,944	9,045	8,554	9,975	9,060
Non-core operations and elimination of intercompany transactions(b)	109	584	813	(20)	28

Total Vivendi Universal (Excluding VUE, VE and VUP assets sold in 2003)	€19,101	€19,332	€21,270	€18,893	€17,972

Vivendi Universal Entertainment(c)	2,327	6,022	6,270	—	—
VUP assets sold in 2003(d)	—	128	572	—	—
Veolia Environnement	—	—	30,038	—	—

Total Vivendi Universal	€21,428	€25,482	€58,150	€18,893	€17,972

(a)	Comparable basis essentially illustrates the effect of the divestiture of VUE, the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc.), the divestitures of VUP (Comareg and Atica & Scipione), Vivendi Telecom Hungary, Kencell and Monaco Telecom and the abandonment of Internet operations, and includes the full consolidation of Telecom Développement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented on a gross basis in SFR and Telecom Développement’s revenues, are presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it reduced revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.

(b)	Corresponds to VUP activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, VTI, Vivendi Valorisation and other non-core businesses.

(c)	VUE was deconsolidated as of May 11, 2004 as a result of the divestiture (from an accounting standpoint) of 80% of Vivendi Universal’s interest in this company.

(d)	Corresponds to Consumer Press Division sold in February 2003, which was deconsolidated as of January 1, 2003, and Comareg sold in May 2003.
Geographic Data
      The contribution of selected geographic markets to our consolidated revenue for each of 2004, 2003 and 2002 is as follows:

	Year ended December 31,

	2004	2003	2002

	(In millions of euros)
France	€12,075	€11,515	€26,391
Rest of Europe	2,749	4,359	15,092
United States of America	3,704	6,238	10,810
Rest of world	2,900	3,370	5,857

Total	€21,428	€25,482	€58,150

Our Segments

Media

Canal+ Group
      The Canal+ Group has two principal lines of business:

•	Pay-TV channel production in France, which includes the Canal+ premium channel and theme channels such as Sport+, i>Télé, CinéCinéma channels, Planète channels, Jimmy, Seasons, Comédie! and Cuisine TV; and

•	Pay-TV channel distribution terrestrially, via satellite, cable or ADSL, which includes CanalSatellite (renamed CanalSat in May 2005), CanalSatDSL, NC Numéricâble and Media Overseas.
      The Canal+ Group also engages in the production and distribution of films through StudioCanal, a major European studio involved in the production, co-production, acquisition and distribution of feature films.
      Vivendi Universal owns 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A. (premium channel) and 66% of CanalSatellite.

Pay-TV — France
      Canal+ Group’s pay-TV operations in France are centered on the Canal+ premium channel and theme channels, which provide subscribers with exclusive, high-quality content.

The Canal+ Premium Channel
      The Canal+ premium channel, which celebrated its 20th anniversary in November 2004, is a pioneer in pay-TV in Europe. Canal+ is broadcast terrestrially, via satellite, cable and, since March 2004, via ADSL. Since March 5, 2005, Canal+’s digital subscribers have had access to the “Canal+ Le Bouquet” offering, the first premium multi-channel digital package offer in France, which provides premium content channels (Canal+, Canal+ Cinéma, Canal+ Sport, Canal+ Décalé, with their own programs and identities, and Canal+ Hi-Tech). Since November 2004, Canal+ is the only French channel to broadcast movies with Dolby Digital 5.1 sound on its dedicated wide screen (16/9) channel.
      Canal+ offers a unique programming format featuring exclusive first-run movies, various sports events, news, documentaries and original entertainment shows.
      Canal+ broadcasts approximately 400 films a year, 320 of which are exclusive first runs. Each month nearly 30 French or international movies are shown for the first time, excluding pay-per-view. The channel features all film genres, as well as exclusive broadcasts of such major events as the Cannes film festival, France’s César Awards and Hollywood’s Academy Awards. In 2004, Canal+ also invested more than €131 million to acquire French-language productions. The channel holds exclusive first-run rights to movies produced by major US studios such as Twentieth Century Fox, NBCU, Sony/ Columbia, DreamWorks, New Line, Miramax and Spyglass. Canal+ also has a special agreement with Walt Disney and Pixar covering exclusive broadcasting rights to recent feature-length animated films. In January 2005, the channel renewed its agreement with Luc Besson’s EuropaCorp for a three-year period. In April 2005, Canal+ Group extended its agreement with Spyglass Entertainment for a four-year period.
      In May 2004, Canal+ and representatives of the French film industry entered into an agreement to strengthen their partnership and to offer Canal+ subscribers an enhanced movie offering. The five-year agreement, which reflects changes in the regulatory environment, came into effect on January 1, 2005 (for further information on this agreement, see “— Regulatory Environment”).
      Canal+ offers premium sports coverage, with exclusive commercial-free broadcasts, and pre-game, half-time and post-game reports.
      On December 10, 2004, the French soccer league granted Canal+ Group exclusive rights to broadcast all French National League 1 games, France’s top soccer league, for three seasons (2005-2008).
      Canal+ is France’s leading pay-TV channel, with 4.95 million subscriptions (in mainland France and its overseas territories) at December 31, 2004, a net increase of 48,000 as compared to 2003. During 2004, Canal+ gained 550,000 new subscriptions and achieved a 2 percentage point decrease in its churn rate, which fell below 11%.

Theme Channels
      Canal+’s theme channels include: i>Télé, a 24-hour news channel, Sport+, a sports channel, Jimmy, a channel dedicated to TV series, Seasons, a dedicated hunting and fishing channel, Comédie!, a comedy channel, Cuisine TV, a cooking channel, CinéCinéma’s seven-channel package and the four documentary channels from the Planète package.
      On January 3, 2005, Canal+ Group and Lagardère Group signed an agreement under which Lagardère sold its entire stake in MultiThématiques to Canal+ Group. In return, Canal+ Group sold its entire interest in Lagardère Thématiques to Lagardère. Now that the transactions have been completed, Canal+ Group wholly owns MultiThématiques and its subsidiaries, and no longer holds any shares or voting rights in Lagardère Thématiques and its subsidiaries.

Pay-TV Distribution

CanalSatellite
      Canal+ Group owns 66% of CanalSatellite, the leading French digital satellite pay-TV provider. In 2004, CanalSatellite continued to grow significantly to reach nearly three million subscriptions at the end of December 2004 (a net increase of 238,000 subscriptions as compared to 2003), and a 0.5 percentage point decrease in its churn rate to 8.6%. CanalSatellite offers over 290 channels and services, about 65 of which are satellite exclusives. CanalSatellite’s revenues are comprised mainly of subscription fees.
      CanalSatellite diversified its package in 2004 by offering ten additional TV channels dedicated to discovery and entertainment, including the French debut and satellite exclusive of the Discovery Channel (a world leader in factual entertainment), w TV (Filles TV, the first channel aimed at girls aged 11 to 17), E! Entertainment (another satellite exclusive), Pink TV (the first general-interest channel dedicated to the gay community), Planète Choc (devoted to documentaries), CinéCinéma Famiz (which offers comedies, adventure films and animated features), Jetix (dedicated to 4 to 14-year-olds) and BBC Prime (international programs).
      CanalSatellite also offers more than 40 interactive services, which generate nearly 1.5 million connections a month.

      Since March 2003, CanalSatellite has offered a new-generation digital set-top box equipped with a hard drive and a double tuner and based on the new international standards in interactive TV (DVB-MHP). This personal video recorder (PVR), called Pilotime, can record up to 40 hours of programs in digital quality, record a program while another program is being watched at the same time, and pause or repeat a live transmission within a timeframe of 30 minutes. Approximately 75,000 Pilotime set-top boxes are currently in use.

NC Numéricâble
      Canal+ Group, which owned, as at December 31, 2004, 100% of the French cable operator NC Numéricâble, signed a memorandum of understanding with France Telecom, reflecting the parties’ aims to combine their respective cable activities and networks in March 2004. In December 2004, Canal+ Group and France Telecom Group entered into an agreement to sell their cable activities to the private equity firm Cinven and the cable operator Altice. This transaction closed on March 31, 2005. Canal+ Group now holds approximately 20% of the new company created through the combination of NC Numéricâble and France Telecom Câble.

Media Overseas
      Media Overseas, a wholly owned subsidiary of Canal+ Group, is the operator for Canal+ and CanalSatellite in France’s overseas territories and outside of France. Media Overseas also owns over 50% of four overseas operators (Africa, Caribbean, Indian Ocean and Pacific) and manages Canal+ Group’s Polish platform.
      With over 640,000 subscriptions in French overseas territories and in Africa, MediaOverseas is the third largest French satellite operator and the only French network abroad. As a developer of platforms for French-speaking channels with direct reception via satellite, MediaOverseas fulfills its purpose to promote French culture and the French language abroad.

ADSL TV
      Since the first quarter of 2004, with the launch of the digital version of Canal+ via ADSL and CanalSatDSL, Canal+ Group offers ADSL TV distribution as part of its strategy to reach as many homes as possible. Canal+ Group’s offerings — Canal+ Le Bouquet and CanalSatDSL (80 channels and services) — have been available through Neuf Telecom since March 2004, France Telecom since the end of June 2004 and Free since November 2004.

Digital Terrestrial Television (DTT)
      On January 17, 2005, Canal+ Group became the first operator to broadcast a full program (Canal+) over DTT. On March 31, 2005, Canal+ began broadcasting unscrambled programs as part of the launch of free DTT services. Canal+ expects to introduce scrambled programs in accordance with the government’s timetable for pay-TV via DTT.

Video On Demand (VOD)
      On April 30, 2004, Canal+ Group acquired Moviesystem (renamed Canal+ Active), the leading developer and operator of video-on-demand services in France as well as in several other European countries.

StudioCanal
      Through StudioCanal, Canal+ Group is also a major player in the production, co-production, acquisition and distribution of European and French films. StudioCanal has one of the largest film libraries in the world, with over 5,000 French, British and American feature film titles, including Terminator 2, Basic Instinct, Cliffhanger, The Graduate, The Producers, The Third Man, Breathless, Chicken Run, Billy Elliot, Grand

Illusion, The Spanish Apartment (L’Auberge espagnole), The Pianist, Bridget Jones’ Diary and Bridget Jones: The Edge Of Reason.
      In December 2003, StudioCanal signed a four-year agreement with Universal Pictures with respect to Working Title, the British film studio that produced Four Weddings and a Funeral, Notting Hill and Bridget Jones. Under the terms of this agreement, StudioCanal will be the minority co-producer, with Universal Studios, of films produced by Working Title and the distributor of these films in French-speaking countries.
      In 2004, StudioCanal co-produced five of the 11 French films that sold over 1.5 million box-office tickets in France, including Yann Moix’s Podium, Olivier Dahan’s Les Rivières Pourpres 2, and Valérie Guignabodet’s Mariages!. StudioCanal acquired the French rights to Michael Moore’s Fahrenheit 9/11, which was awarded the Palme d’Or at the 2004 Cannes Film Festival, and co-produced Mike Leigh’s Vera Drake, which won the Golden Lion and the Coppa Volpi for Best Actress at the Venice International Film Festival. In 2004, StudioCanal was once again the top seller of videos in France with its comedy DVDs, De Caunes/ Garcia and L’Intégrule 2.

Other Activities

Cyfra+ (Poland)
      In Poland, Canal+ Group is a significant pay-TV operator through the Canal+ premium channel and theme channels, as well as the Cyfra+ digital package. Cyfra+ offers 56 TV and radio channels, 51 of which are in Polish, as well as approximately 100 additional unscrambled channels accessible via satellite. Cyfra+ is the leading pay-TV package in Poland with approximately 700,000 subscribers. Canal+ Group directly holds 49% of Cyfra+ and controls Polcom, which in turn holds 26% of Cyfra+.

Paris Saint-Germain (PSG)
      Canal+ Group has a 98.5% stake in PSG, a leading soccer club in France and the only French National League 1 soccer club in Paris. At the end of the 2004/2005 season, PSG ranked number 9 in the League 1 soccer championship.

Seasonality
      Canal+ Group revenues are mainly derived from subscriptions which provide Canal+ Group’s pay television activity with regular monthly revenues and good visibility in terms of income due to the duration of subscriber contracts. Canal+ Group is, therefore, less affected by seasonal variances other than with respect to new subscriptions, more than 50% of which are usually generated in the last quarter of each year.

Competition
      Competition in the pay-TV sector remains largely national due to language and cultural factors specific to each country. In France, pay-TV has a penetration rate of nearly 37%, compared with 42% in the UK. Satellite TV dominates the French market and therefore cable TV’s penetration is weak compared to North America and certain other European countries. Canal+ Group’s main pay-TV competitors in France for the distribution of TV channels are TPS (which offers its package via satellite and ADSL) and cable operators. Since 2004, telecommunications providers have also developed television via ADSL offers (which include Canal+ Group channels). New participants are entering the pay-TV industry as digital technology (including DTT in several European countries) expands broadcasting options. The development of new distribution media also increases competition for premium channels such as Canal+, particularly with the release of certain films on DVD before they are broadcast on pay-TV channels.
      Competition for theme channels is more international than in the traditional pay-TV sector. In a move initiated by US-based media companies and studios, labels are expanding internationally on the model of MTV and Disney Channel. In the film industry, StudioCanal’s main competitors are other film studios from the US, Europe and France.

      We also face competition from piracy, which the Canal+ Group actively combats to protect its commercial interests as well as those of copyright owners. In December 2003, Canal+ Group implemented an “over-encryption” system for some of its signals that ended the piracy of its satellite broadcasts, which was particularly prevalent in North African countries. The latest version of the Mediaguard conditional access control software, used by CanalSatellite, Canal+’s digital offering and NC Numéricâble, was implemented in 2002. Canal+ Group is currently developing a new version of Mediaguard.
      In order to fight piracy, Canal+ Group has created CK2 Security, a subsidiary dedicated to technological monitoring and research that employs approximately 15 people. Canal+ Group and CK2 are actively working on encryption security for the DTT system.
      In an agreement signed in 2003, Canal+ Group renewed its relationship with Nagra+ as supplier of the conditional access system used for analog broadcasting of the Canal+ premium channel in France. This agreement allowed Canal+ Group to change all the analog keys in February 2005 to further enhance the security of the system.
      In 2004, the Canal+ Group continued to seek legal remedies in criminal proceedings against pirates.

Regulatory Environment
      Our broadcast operations are subject to national laws and regulations overseen by such authorities as France’s CSA. These authorities generally grant broadcasting licenses for specific time periods. Canal+ Group owns 49% of Canal+ S.A., a company listed under “Compartment B” of Eurolist by Euronext Paristm, which holds the broadcasting license to broadcast the Canal+ premium channel terrestrially, by satellite and by cable that was renewed in December 2000 for five years.
      Under its broadcasting license in France, Canal+ S.A. is subject to the following requirements: (i) a single shareholder may not own more than 49% of its capital; (ii) 60% of the films broadcast by the channel must be European films; and (iii) 40% of the films broadcast must be French-language films. Canal+ is also required to invest 4.5% of its revenues in television productions such as made-for-TV movies and original drama.
      In May 2004, Canal+ entered into a five-year agreement, which became effective on January 1, 2005, with organizations of the French film industry. Pursuant to the agreement, Canal+:

•	gained more flexibility in the scheduling and programming of movies on the Canal+ channel and other Canal+ related channels;

•	agreed to allocate 17% of its obligation to acquire French-language movies to films with a budget of €4 million or less as part of a more ambitious and diverse film acquisition policy;

•	renewed its financial commitment to support all film industry segments and will continue to allocate at least 9% (up to 12.5% in certain circumstances) of its revenues to the acquisition of French-language films, as part of its obligation to devote 12% of its revenues to the acquisition of European movies; and

•	agreed to continue to invest 80% of its French-language film obligation in films prior to the first day of filming.
      Our operations are also subject to the French Electronic Communications and Audiovisual Communication Services Act of July 9, 2004, which amended the Audiovisual Communications Act of September 30, 1986 regarding freedom of communications. The new Act confirms and harmonizes the “must carry” system that requires distributors of services via cable, satellite, ADSL and other networks that do not use terrestrial frequencies assigned by the CSA to provide public access to unused frequencies and increases from five to seven the number of licenses a single person may hold, directly or indirectly, for national digital services broadcast terrestrially.
      In October 2004, the French Administrative Supreme Court cancelled the DTT authorizations (for a discussion of DTT services see “Digital Terrestrial Television (DTT)” above) granted in June 2003 by the CSA to Canal+, i>Télé, Sport+, CinéCinéma Premier and Planète. Canal+’s DTT authorization was not affected by this decision. In March 2005, Canal+ Group applied to the CSA for the allocation of six DTT channels in addition to the one already allocated to Canal+: i> Télé, as a free-access channel, and Canal+ Cinéma, Canal+ Sport, CinéCinéma Premier, Sport+ and Planète as pay-TV channels. In May 2005, the CSA allocated four DTT channel authorizations to Canal+ Group (out of the eight DTT channel authorizations that were allocated): i> Télé, as a free access channel, and Canal+ Cinéma, Canal+ Sport and Planète as pay-TV channels.
      Our broadcast operations are also subject to European Union legislation such as the “Television Without Frontiers” directive and other directives with respect to intellectual property, e-commerce, data protection and telecommunications.

Research and Development
      In 2004, as in 2003, the Canal+ Group did not incur significant research and development costs; most of its expenditure in 2002 (€51 million) was related to Canal+ Technologies, a subsidiary which was divested in January 2003.

Raw Materials
      Canal+ Group does not rely on raw materials in a material way. Raw materials are primarily comprised of celluloid for the production of films, polycarbonate for the production of DVDs, and paper for packaging. Canal+ Group’s operations do not rely on raw materials which are subject to price fluctuations that could have a material impact on Canal+ Group’s business.

Property, Plant and Equipment
      Canal+ Group’s main assets recorded as property, plant and equipment are: PVRs and set-top boxes (Pilotime, Mediasat, Syster), which are either lent or rented to subscribers; broadcasting related assets: including Canal+’s control room/ Playout, CanalSatellite’s new broadcasting center, and NC Numéricâble’s cable networks (divested in March 2005).
     Universal Music Group
      Our music business is operated through UMG, in which we hold a 92% interest. UMG is the largest recorded music company in the world in terms of revenues (according to management estimates for 2004 and the International Federation of the Phonographic Industry for 2003). In 2004, UMG held an estimated 24.7% of the global music market (according to management estimates). UMG acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 77 countries. UMG also manufactures, sells and distributes music video and DVD products, and licenses recordings. UMG participates in and encourages online electronic music distribution by making a significant amount of its content available online. UMG also invests resources through a variety of independent initiatives and strategic alliances in the technology and electronic commerce areas to allow the music business to be conducted over the Internet and over cellular, cable and satellite networks. UMG is not dependent on any single artist. UMG’s top 15 album releases accounted for 13% of unit volume in 2004 (10% in 2003).
      UMG is also active in the music publishing market. UMG acquires rights to musical compositions (as opposed to recordings) in order to license them for use in recordings and related uses, such as in films, advertisements or live performances. We believe that UMG is the number three global music publishing company with over one million owned or administered titles.
      The key to UMG’s success has been its ability to consistently identify, attract and retain successful artists and market them effectively. We believe this is primarily attributable to:

•	The stability of the management team compared to UMG’s major competitors, which allowed UMG to have a consistent strategy to respond effectively to industry and social trends and challenges;

•	UMG’s size and strength in marketing and distribution, which builds on itself by attracting established artists;

•	UMG’s large catalog of prior hit releases that provide a stable and profitable revenue stream, accounting for approximately 30% of sales, without significant additional investment;

•	UMG’s diverse array of labels in the major markets and local representation across the globe complement each other through their focus on different genres, sub-genres and music segments, and thereby mitigate the effect of changes in consumer tastes; and

•	Multi-album and multi-year contracts, which secure long-term relationships with some of the most important artists and talent finders in the industry.

Recorded Music
      UMG’s recorded music business is the largest in the world with particularly strong positions in the important North American and European markets, which together account for nearly three quarters of global sales.
      UMG’s major recording labels include popular music labels Island Def Jam Music Group, Interscope A&M Records, Geffen Records, Lost Highway Records, MCA Nashville, Mercury Nashville, DreamWorks Nashville, Mercury Records, Polydor and Universal Motown Records Group; classical labels Decca, Deutsche Grammophon and Philips; and jazz labels Verve and Impulse! Records.
      Best-selling albums in 2004 included new releases from Eminem, U2 and Nelly and carryover sales from 2003 releases from Black Eyed Peas, Hoobastank and greatest hits collections from Shania Twain, Guns N’ Roses and George Strait. Other major sellers were the debut releases from several new artists including Ashlee Simpson, Kanye West, JoJo and Lloyd Banks. In the UK, UMG enjoyed an exceptional year for breaking new artists with the debut releases from Scissor Sisters and Keane, also the best-selling titles in that market in 2004. Local artists continued to make a significant contribution to sales, and regional best-sellers included: Rammstein, Rosenstoltz, The Rasmus, Calogero and Michel Sardou (Europe); Hikaru Utada, Kou Shibasaki and Moriyama Naotaro (Japan); and Ivete Sangalo and Juanes (Latin America).
      Sales from prior releases account for a significant and stable part of UMG’s recorded music revenues each year. UMG owns the largest catalog of recorded music in the world, with performers from the US, the UK and around the world, including: ABBA, Louis Armstrong, Bee Gees, Chuck Berry, James Brown, The Carpenters, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Def Leppard, Dire Straits, Ella Fitzgerald, The Four Tops, Marvin Gaye, Johnny Hallyday, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, The Jam, Elton John, Herbert von Karajan, Kiss, Andrew Lloyd Webber, Lynyrd Skynyrd, The Mamas & the Papas, Bob Marley, Van Morrison, Nirvana, Luciano Pavarotti, Tom Petty, Edith Piaf, The Police, Smokey Robinson, The Rolling Stones, Diana Ross & The Supremes, Michel Sardou, Cat Stevens, Rod Stewart, Caetano Veloso, Muddy Waters, Barry White, Hank Williams and The Who.
      UMG markets its recordings and artists through advertising and exposure in magazines, on radio and TV, via the Internet, and through other media and point-of-sale material. Public appearances and performances are also important elements in the marketing process. UMG coordinates television and radio appearances and may provide financing for concert tours by some artists. TV marketing of both specially compiled products and new albums is increasingly important. Marketing is carried out on a country-by-country basis, although global priorities and strategies for certain artists are determined centrally.
      Following the sale in May 2005 of UMG’s manufacturing and distribution facilities in the United States and Germany to Glenayre Technologies, the parent company of Entertainment Distribution Corporation (EDC), UMG has outsourced the bulk of its manufacturing and distribution requirements to third parties or joint ventures with other record companies. UMG retains distribution facilities in the U.K. and France.

E-Commerce and Electronic Delivery
      Legal digital distribution of music continued to boom in 2004, evolving into a significant revenue stream. Revenue growth was driven by several factors, including:

•	growth of download offerings in the US;

•	expansion of download offerings in Europe; and

•	growth of mobile offerings in Europe, Asia and the US.
      Retail sales of UMG’s US digital downloads increased from approximately 14 million in 2003 to approximately 71 million in 2004. This growth was driven primarily by Apple’s iTunes and other US digital download retailers, such as Napster, Real Networks and Musicmatch. Many US digital retailers launched in Europe in 2004, including iTunes and Napster, joining Europe’s local competitors in growing the legal digital marketplace. The emergence of new competitors and the increased focus on the European download market led to strong growth in that market. Retail sales of UMG’s European digital downloads increased from 500,000 in December 2003 to over 2 million in December 2004.
      Mirroring the growth in music downloads, UMG sold over 10 million master ring tones in the US in 2004 (from 0 in 2003) and began selling “ringback tones” through one US carrier, with more carriers expected to rollout this product in 2005. In Asia and Europe, UMG’s already established mobile business grew strongly, selling a range of digitized products including videos and images in addition to music.
      In 2004, UMG maintained its leadership position in digital distribution, achieving an industry-leading market share of 32%, in the US, higher than our market share of 30% for retail distribution. UMG’s market share in digital distribution is primarily due to the fact that UMG offers the largest digital distribution catalog, delivers new releases to digital retailers upon release and collaborates with digital retailers to promote its products. UMG continues to innovate by improving its download offerings with, among other enhancements, digital CD booklet artwork, more flexible pricing and promotional offerings.
      In 2005, UMG anticipates continued strong growth in US and European download sales as key partners such as Microsoft and Napster begin to market their services more aggressively and as portable music players continue to proliferate. Mobile master ring tones, ring backs and other ancillary mobile products should continue to drive growth in mobile revenue in the US, Europe and Asia. Additionally, we expect that the music subscription market (currently less than 15% of US digital music revenue and insignificant in Europe) will benefit from new technology that enables “rented” downloads to be transferred to compatible portable devices.

Music Publishing
      Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as opposed to recordings). UMG enters into agreements with composers and authors of musical compositions for the purpose of acquiring an interest in the underlying copyright so that we may license the compositions for use in sound recordings, films, videos, commercials and by way of live performances and broadcasting. We also license compositions for use in printed sheet music and song folios. We generally seek to acquire rights, but also administer musical compositions on behalf of third-party owners such as other music publishers and composers and authors who have retained or re-acquired rights. In 2004, the copyrights related to the VUE film and television catalog were transferred to NBCU, as part of the NBC-Universal transaction. We simultaneously negotiated an agreement to continue to administer these rights.
      UMG’s publishing catalog includes more than one million titles that are owned or administered, including some of the world’s most popular songs, such as “American Pie”, “Strangers in the Night”, “Girl from Ipanema”, “Good Vibrations”, “I Want to Hold Your Hand”, “Candle in the Wind”, “I Will Survive” and “Sitting on the Dock of the Bay”, among many others. Among the significant artists and songwriters represented are ABBA, Avril Lavigne, 50-Cent, The Beach Boys, Mary J. Blige, Bon Jovi, The Corrs, Gloria Estefan, No Doubt, Prince, Michel Sardou, Paul Simon, Andre Rieu, Shania Twain, Andrew Lloyd Webber and U2. Legendary composers represented include Leonard Bernstein, Elton John and Bernie Taupin, and

Henry Mancini. Acquisitions in 2004 included the Trema (Art Music) catalog, as well as compositions by Mariah Carey, Diana Krall, Ludacris, Franz Ferdinand, BOSS (Joey Starr and Dadoo), Twista, The Killers, Dave Grohl (Foo Fighters) and Clarence Avant (Bill Withers).

Seasonality
      Music sales are weighted towards the last quarter of the calendar year when approximately one-third of annual revenues are generated.

Competition
      The profitability of a recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. UMG competes for creative talent both for new artists and those artists who have already established themselves through another label with the following major record companies: EMI, Sony BMG Entertainment and Warner Music Group. UMG also faces competition from independent labels that are frequently distributed by other major record companies. Although independent labels have a significant combined market share, no label on its own has influence over the market. Changes in market share are essentially a function of a company’s artist roster and release schedules.
      Sony BMG Entertainment was created in August 2004 when Sony Corporation and Bertelsmann AG combined their global recorded music businesses. The new company does not include the parent companies’ businesses in music publishing, physical distribution and manufacturing, or Sony Corporation’s recorded music business in Japan, SMEJ.
      The music industry also competes for consumer discretionary spending with other entertainment products such as video games and motion pictures. UMG is also facing intensified competition for shelf space in recent years due to the success of DVD videos and further consolidation in the retail sector in the US and in Europe.
      Finally, the recorded music business continues to be adversely affected by pressed disc and CD-R piracy, home CD burning and illegal downloading from the Internet. According to the International Federation of the Phonographic Industry (IFPI), the worldwide music market for sales of physical formats decreased slightly by 1.3% in value and 0.4% in volume in 2004, and sales of pirated music amounted to $4.5 billion in 2003 (most recent available data) as compared to $4.6 billion in 2002 and $4.3 billion in 2001 (the slight decrease in pirated sales value is a result of the lower prices of pirated products). IFPI further estimates that sales of pirated products represented 15% of the world market of legal music sales in 2003, up from 11% in 1999, and that the global pirate market for recorded music totaled 1.7 billion units in 2003.
      Online music services continue to be developed to offer consumers a viable, legal, copy-protected online source of music. The industry and UMG are increasing their anti-piracy activities with a multi-pronged approach focusing on legal action, including participating in industry legislative efforts, public relations and education, and technical countermeasures while offering consumers new products and services (for further information, see “— E-Commerce and Electronic Delivery” above).

Regulatory Environment
      UMG’s businesses are subject to laws and regulations in each jurisdiction in which they operate. In the US, certain UMG companies entered into a Consent Decree in 2000 with the Federal Trade Commission under which they agreed for seven years not to make the receipt of any co-operative advertising funds for their pre-recorded music products contingent on the price or price level at which such product is advertised or promoted. Also in the US, a UMG company entered into a Consent Decree with the Federal Trade Commission in 2004 under which it agreed to comply with the provisions of the Children’s Online Privacy Protection Act and to maintain records demonstrating compliance.
      In Canada, in connection with Vivendi’s purchase of Seagram, UMG is required to continue its investments in Canada’s domestic music industry as part of an undertaking given to the Canadian Department of Heritage.

Research and Development
      UMG aims to pursue digital distribution opportunities and to protect its copyrights and the rights of its contracted artists from unauthorized digital or physical distribution. UMG has established eLabs, a business strategy and technology division, which supervises UMG’s digitization and online distribution of content and negotiates agreements for selling that content through third parties. eLabs is actively engaged in various projects intended to open new distribution channels and improve existing ones. In addition, eLabs reviews and considers emerging technologies for application in UMG businesses, such as technological defenses against piracy and new physical formats such as DVD-Audio and HD DVD. Research and development costs incurred by UMG are immaterial.

Raw Materials
      The raw materials utilized by UMG’s businesses are polycarbonate, for the production of CDs, and paper for packaging. Fluctuations in the price of these raw materials would not have a material impact on UMG’s business.

Property, Plant and Equipment
      Following the sale in May 2005 of UMG’s manufacturing and distribution facilities in the United States and Germany to Glenayre Technologies, the parent company of Entertainment Distribution Corporation (EDC), UMG has outsourced the bulk of such facilities to third parties or joint ventures with other record companies. UMG retains distribution facilities in the U.K. and France and the properties housing the manufacturing and distribution facilities in Germany sold to EDC. UMG generally leases office buildings although a small number are owned.

Vivendi Universal Games
      Vivendi Universal Games (VU Games) is a global developer, publisher and distributor of multi-platform interactive games. VU Games’ development studios and publishing labels include Blizzard Entertainment, Radical Entertainment, Sierra Entertainment and Massive Entertainment. VU Games is a leader in the subscription-based Massively Multi-player Online (MMO) games category and also holds leading positions in the PC and console games markets.
      VU Games’ library contains over 700 titles, many of which were developed in-house and for which VU Games holds the intellectual property rights, including Warcraft, StarCraft, Diablo and World of Warcraft from Blizzard; Crash Bandicoot, Spyro, Empire Earth, Leisure Suit Larry, Ground Control and Tribes. VU Games also maintains commercial relationships with strategic partners such as NBCU and Twentieth Century Fox. VU Games owns certain of the technologies used in its PC and console games and also maintains relationships with top-tier external developers. External developer relationships are generally based on long-term, multiple product contracts in order to leverage the developed technology in sequels and spin-offs. Typically, the developer owns the underlying technology that it brings at the beginning of the development process. By using existing technology, VU Games reduces technical risks at the beginning of a project.
      In 2004, VU Games became the market leader in the subscription-based MMO games market with Blizzard Entertainment’s World of Warcraft, which was launched in North America, Australia and New Zealand in November of that year. World of Warcraft became the largest MMO in North America during its first week of sales and was the region’s fastest-growing MMO. The game was also launched in Korea in mid-January 2005 and became the most successful 100-day launch ever for an MMO role-playing game in the country. World of Warcraft was released in Europe in February 2005 and posted excellent first weekend sales and, as at March 2005, there were 500,000 active subscribers. As at June 2005, World of Warcraft had more than 2 million subscribers worldwide. The strong results of World of Warcraft are expected to have a positive impact on VU Games’ results in 2005.
      VU Games’ strong performance in the PC games category was led by Half-Life 2, launched globally in November 2004, with an estimated 2.3 million units sold at retail as at April 2005. Other top-selling PC titles in 2004 included Counter-Strike: Condition Zero, The Chronicles of Riddick: Escape from Butcher Bay, Men of Valor and Tribes: Vengeance.
      In the console games market, VU Games publishes titles for Sony’s Playstation 2, Microsoft’s Xbox and Nintendo’s GameCube. In 2004, VU Games’ best performers in this segment included titles based on content licensed from Universal Studios (The Chronicles of Riddick: Escape from Butcher Bay and Van Helsing), as well as proprietary games (Crash Twinsanity, Spyro: A Hero’s Tail and Leisure Suit Larry: Magna Cum Laude). The Simpsons: Hit & Run, which was originally released by VU Games in 2003, continued to achieve strong sales in 2004.
      VU Games’ 2005 release schedule includes a World of Warcraft launch in China and launches of console and PC titles, such as 50 Cent: Bulletproof, Robots, Empire Earth 2, F.E.A.R., SWAT 4, Crash Bandicoot: Tag Team Racing and The Incredible Hulk: Ultimate Destruction.
      VU Games is also intensifying its development efforts for the next generation of consoles from Sony, Microsoft and Nintendo, which are expected to launch commercially in late 2005 or early 2006. VU Games expects to release its next-generation products in 2006. In preparation for the next generation consoles, VU Games entered into an exclusive development agreement with Vancouver-based Radical Entertainment. In March 2005, VU Games completed the acquisition of Radical Entertainment.

Seasonality
      PC and console software sales are historically higher during the last quarter of the year. In 2005, VU Games plans to release PC and console games during all quarters to capture revenues throughout the entire year.
      The MMO games business provides a consistent revenue stream throughout the year, as consumers are required to pay a monthly subscription fee in order to play games. The continuous revenue flow from World of Warcraft should reduce the seasonality of VU Games’ revenues.

Competition
      VU Games’ main competitors are global publishers with products for multiple platforms and genres. The worldwide leader is Electronic Arts with an approximate 22% market share. The combined worldwide market share of the top ten game publishers is approximately 75%. VU Games is the ninth largest global publisher of interactive games, which comprises PC games and video game software. VU Games’ share of the European and US markets is approximately 4.7%.
      VU Games is the second-largest publisher of PC game software in North America and Europe, with a market share of 12.6%. VU Games holds top market share positions in key regions: number two in the US and Germany, and number three in France, the UK and Spain (source: NPD Funworld, PC Data, Chart-Track, GFK. Data as of December 2004).
      In the console and handheld games market, VU Games is the eleventh largest publisher in North America and Europe with a combined 3.7% market share. VU Games’ rankings in key markets are as follows: number 12 in the US, number 11 in Germany and France, number six in the UK and number eight in Spain. (Source: The NPD Group, Chart-Track, GFK. Data as of November 2004).

Piracy
      Piracy is a serious concern for game publishers generally, and one that VU Games’ anti-piracy department combats directly (e.g., via investigation, litigation, and criminal referrals) and in collaboration with third parties such as other publishers and trade associations. The Interactive Software Federation of Europe estimates that the entertainment software industry lost €2.5 billion to piracy in 2003. The Entertainment Software Association reported that worldwide piracy cost publishers based in the US more than $3 billion last year. With the advent of file sharing software, large pirated games files, which previously were cumbersome to download, now proliferate over the Internet. VU Games continuously updates its internal security measures and copy protection technology in an effort to prevent and reduce the infringement of its intellectual property. VU Games has also pursued emerging business models, such as MMO role-playing games, which embrace the Internet while at the same time utilizing technology to prevent piracy. VU Games’ recent release of the Blizzard title, World of Warcraft, incorporated online CD-Key authentication for subscription-based play, which has greatly reduced traditional piracy levels. Significant recent international property rights enforcement victories for VU Games include prevailing in litigation against the architects of an unauthorized server project known as “bnetd” (which circumvented Blizzard’s security protections) and, along with Atari, Inc. and Electronic Arts, Inc., against 321 Studios, Inc. which published software for illegally copying game software.

Regulatory Environment
      VU Games voluntarily participates in self-regulatory ratings systems established by various industry organizations around the world. In the US, VU Games adheres to ratings, advertising guidelines and online privacy principles adopted by the Entertainment Software Association and the Entertainment Software Rating Board. Pursuant to these guidelines, VU Games displays on its product packaging and advertising the age group for which a particular product is intended and provides a brief description of the product’s content. VU Games must also comply with advertising standards and privacy principles for on-line gaming.
      In Europe and the Asia-Pacific region, VU Games complies with local legal requirements applicable to computer games and video games, as well as with local statutory rating systems.
      MMO games, such as Blizzard’s World of Warcraft, require the involvement of extensive teams to manage the game. VU Games and Blizzard have developed a specific training program for “game masters” who manage and monitor World of Warcraft players during online gameplay. In addition to providing online service and support, game masters regularly monitor chat rooms and the players’ online behavior; players who behave inappropriately are immediately expelled.

Research and Development
      Research and development costs include development costs incurred prior to the technological feasibility study of a project. Research and development expenses were €158 million in 2004, €112 million in 2003 and €122 million in 2002.

Raw Materials
      Raw materials do not constitute a significant amount in the total economics of a game. The raw materials utilized by VU Games are polycarbonate, for the production of CDs and DVDs, and paper for packaging. These raw materials are not subject to price fluctuations that could have a material impact on VU Games’ business.

Property, Plant and Equipment
      In the US, VU Games operates an assembling and distribution facility which it leases in Fresno, CA; all property and equipment in the building are owned by VU Games. In Europe, VU Games uses external partners for manufacturing and physical distribution. VU Games leases its offices (major offices are located in Los Angeles, CA, Irvine, CA, Seoul, South Korea, and Vélizy, France).

Telecommunications

SFR Cegetel Group
      The SFR Cegetel Group is the second-largest mobile and fixed-line telecommunications operator in France with approximately 18 million customers at December 31, 2004, an 8% increase as compared to 2003 on a comparable basis. The SFR Cegetel Group is the only private telecommunications operator in France operating in both the mobile and fixed telephony sectors.

      The SFR Cegetel Group operates in the mobile telephony sector through SFR, in which Vivendi Universal holds 55.8% of the share capital (the remaining 43.9% and 0.3% of SFR’s share capital are held by Vodafone and individual shareholders, respectively) and in the fixed telephony sector (voice, data transmission and Internet) through Cegetel, a 65%-owned subsidiary of SFR. The SFR Cegetel Group’s customer base includes residential, professional and corporate customers, as well as operators and Internet service providers. The infrastructure of SFR Cegetel’s network as well as the handsets and SIM cards which its sells to its clients are purchased from different sources.
      In May 2005, Cegetel and French fixed-line and Internet service provider, Neuf Telecom, announced their merger plan to set up a new group called Neuf Cegetel that would become the largest alternative fixed telecommunications operator in France. This merger plan is subject to approval from personnel representatives of both Cegetel and Neuf Telecom, and from competition and regulatory authorities. Upon completion of the merger the two reference shareholders of the new Neuf Cegetel, SFR and Louis Dreyfus S.A.S., will have an equal stake of 28% each. The remaining 44% will be held by current shareholders of Neuf Telecom.

Mobile Telephony
      SFR offers mobile telephony services both on a subscription (post-paid) and a prepaid basis, with or without handsets, for residential, professional and corporate customers in mainland France and in the French overseas territories, Réunion and Mayotte, through its wholly-owned affiliate Société Réunionnaise du Radiotéléphone (SRR). As at December 31, 2004, SFR (including SRR) had 15.82 million customers, representing 35.5% of the total mobile telephony market in France as compared to 35.3% in 2003 and 35.1% in 2002 (source: French telecommunications regulatory authority (ARCEP — formerly ART)). In 2004, SFR’s customer base increased by almost 1.1 million, from 14.72 million to 15.82 million, a 7% increase. In 2004, for the second year in a row, SFR held the highest market share by net sales (38.2%) in France according to the ARCEP. In 2004, SFR’s average revenue per user (ARPU) reached €432, a 2% increase as compared to 2003 on a comparable basis.
      In 2004, SFR strengthened its position in mobile multimedia services by becoming the first operator to offer third-generation (3G or UMTS-Universal Mobile Telecommunications System) services in France for the corporate market in June and the consumer market in early November. The success of the Vodafone live! mobile multimedia services portal continued in 2004 with more than 2.2 million customers at the end of 2004. This success contributed to a sharp increase in data services usage with more than 4.5 billion text messages (SMS) and 37 million multimedia messages (MMS) sent by SFR customers in 2004, against 3.4 billion and 6 million, respectively, in 2003.

Network
      SFR’s mobile services operate through a GSM (Global System for Mobile Communication) license — the international standard for mobile communications and the dominant digital standard in Europe — or through a UMTS license. SFR’s GSM network covers 98% of the French population and its GSM/ GPRS (General Packet Radio Service) network covers 87% of France’s territory. At the end of 2004, the UMTS network covered 38% of the French population, and 64 of the 104 French cities with more than 50,000 inhabitants. UMTS coverage in 2005 should reach 58% of the French population as a result of a significant capital expenditure program in 2005.
      SFR has signed roaming agreements covering over 170 countries for GSM/ GPRS and 12 countries for UMTS.
      SFR’s GSM license was renewed by the French government for a further 15 years from March 25, 2006 for an annual fee of €25 million and 1% of SFR’s turnover generated by the GSM network.
      In 2001, SFR was granted a UMTS license by the French government for a period of 20 years (2001-2021) in return for a one-time payment of €619 million and an annual fee equal to 1% of SFR’s future turnover generated by the UMTS network. The UMTS system is a third-generation mobile radio system which generates additional capacity, enables broadband media applications and high-speed Internet access.

SFR will continue to invest in the development of its UMTS network in the coming years. Through its partnership with Vodafone, SFR will benefit from the experience of other European operators.
      SFR’s network was ranked first or first ex-aequo for quality on 53 out of the 57 criteria used by the ARCEP in its annual audit on the quality of mobile networks. SFR continues to invest in its GSM/ GPRS network in order to maintain a high quality of service and to increase the capacity of the network. At the end of 2004, SFR’s mobile network comprised 14,680 GSM/ GPRS sites in mainland France.

Fixed Telephony, Data and Internet
      The fixed telephony, data and Internet businesses are operated through Cegetel S.A.S., which was created as a result of the merger of Cegetel and Télécom Développement in December 2003. Cegetel is the second largest fixed telecommunications operator in France, with 1.7 million active residential customers, and more than 25,000 corporate customers at the end of 2004.
      In March 2004, Cegetel launched its high-speed Internet access offer for residential and professional customers. At the end of 2004, Cegetel had 699,000 DSL customer lines, including 244,000 retail customer lines.
      Cegetel also simplified its telecommunications offerings with the introduction of single rates for local and domestic calls and calls from fixed-line phones to mobile phones on all mobile phone networks.
      In October 2004, Cegetel was awarded the largest contract in its history, with EDF-GDF (the French national gas and electricity provider). At the end of 2004, Cegetel had over 27,300 customer sites, a 34% increase as compared to 2003.
      In 2004, Cegetel launched packages combining high-speed Internet access and unlimited domestic phone communications, WiFi packages, the first ADSL packages in France offering download speeds of up to four megabytes, and ADSL packages offering download speeds of up to eight megabytes.
      Cegetel’s fixed telephony network, which comprises 22,918 kilometers of fiber optic cable, is the most extensive private telecommunications network infrastructure in France. The network carried more than 42 billion minutes in 2004, a 5% increase as compared to 2003.
      In 2004, one of Cegetel’s priorities was to develop a broadband Internet network, with the investment of €150 million in unbundling and the installation of 600 DSLAM (Digital Subscriber Line Access Multiplexer). This equipment was installed in record time, which enabled Cegetel to be the provider (at benchmark quality) of more than 21% of the unbundled ADSL lines in France at the end of 2004. Using the latest technology, Cegetel’s DSL platform is modular and compatible with the most advanced DSL features (video on ADSL, ADSL 2+). As a result, the Internet access services currently offered will be supplemented with IP telephony and TV/video on ADSL from 2005.

Seasonality
      The SFR Cegetel Group’s sales (acquisition of new customers) are generally higher at year end, particularly for mobile activity.

Competition
      The SFR Cegetel Group faces strong competition in both the mobile and fixed telephony markets.
      SFR’s principal competitors are Orange France (a subsidiary of France Telecom, France’s incumbent operator) and Bouygues Telecom. According to the ARCEP, the penetration rate of mobile telephony increased by 4.8 percentage points in 2004 to reach 73.9% at year-end as compared to 69.1% at the end of 2003. According to the ARCEP, at the end of 2004, the market share of Orange France and Bouygues Telecom was 47.7% and 16.8%, respectively, and 35.5% for SFR. In the UMTS market, SFR faces competition from Orange France, which launched its UMTS services on December 6, 2004, and Bouygues

Telecom, which indicated that it will launch UMTS services in 2007. In December 2001, the French government offered to grant a fourth UMTS license; there has been no candidate for this license to date.
      In June 2004, SFR signed the first MVNO (Mobile Virtual Network Operator) agreement in France with Debitel. Under the terms of this agreement, Debitel can offer a mobile telephony service under its own brand and to its own customers using the resources of SFR’s network. This agreement currently covers GSM services only; however, it will be extended to UMTS services during 2005. SFR also signed MVNO agreements with NRJ Mobile in February 2005 for the consumer market and, for the professional market, with Futur Telecom in February 2005, as well as Cegetel and Neuf Telecom in March 2005. Orange France has signed a similar agreement with The Phone House (a French mobile telephony retail outlet), which has set up Breizh Mobile for this purpose.
      In the fixed-line telephony and broadband Internet market, Cegetel’s main competitors are, in addition to France Telecom and its Internet access subsidiary Wanadoo, Tele2, Neuf Telecom, Free (Groupe Iliad), Completel, AOL, Club Internet and Tiscali. The SFR Cegetel Group also faces indirect competition from the providers of other telecommunications services in France.
      Competitive pressures have led to a decrease in rates and an increase in customer retention costs as operators seek to control customer churn rates.

Regulatory Environment
      Our telecommunications operations are subject to national laws and regulations overseen by such authorities as France’s ARCEP. Since 2004, new telecommunications operators are not required to hold a license to operate a fixed or mobile telecommunications network in France; they must, however, make a declaration to the ARCEP. This sector remains heavily regulated. SFR’s GSM license was renewed by the French government for a further 15 years from March 25, 2006 for an annual fee of €25 million and 1% of SFR’s turnover generated by the GSM network.
      In 2004, a series of European directives known as the “Telecoms Package” were transposed into French law to encourage competition within the French telecommunications market. As a result, the ARCEP will study 18 different markets identified as “relevant” by the European Commission and in each case, the ARCEP must, on the basis of the position of the participants in such markets, determine if it is appropriate to allow the normal rules of competition to prevail or if the regulator needs to intervene and impose specific measures designed to re-establish a competitive balance. The ARCEP may notify European Community authorities of its intention to define additional relevant markets in France if it deems this is necessary. These provisions apply to both fixed and mobile telecommunications operators.
      The sector-specific measures that the regulator can adopt in the relevant markets include: obligation to provide access, pricing controls (including wholesale cost pricing) and accounting separation. These measures could enhance the development of virtual operators (MVNO) in the mobile telephony market or force France Telecom to offer wholesale resale of telephone services to its competitors.
      Within this new regulatory framework, the ARCEP has been granted wider powers and is responsible for studying the competitive conditions within each relevant market. It is responsible for allocating frequencies and phone numbers and is also authorized to settle disputes relating to interconnection and access.
      In July 2003, the French government, the association of French mayors (Association des Maires de France), the Association of French departments, the ARCEP and the three French mobile telecommunications operators launched a two-phase program to extend mobile services to 3,000 cities — which do not have access to mobile services — by 2007 (so called “white zones”). The second phase of this program, which is entirely financed by the mobile operators, was launched in July 2004 and aims to cover approximately 1,200 cities.
      SFR complies with the regulations (Decree of May 3, 2002) concerning the limitation of public exposure to electromagnetic fields and endeavors to keep the public, local authorities and its landlords informed about the latest developments and regulations on this issue. SFR has also taken an active part in the work of the

French mobile operators’ association (Association Française des Opérateurs Mobiles — AFOM) in order to enhance the dialog and transparency on this issue. In April 2004, AFOM and the association of French mayors agreed to a best practices guide for the installation of mobile phone masts, which anticipated most of the requirements of the July 2004 law on public health.
      The rapid growth of mobile telephony in recent years has led to an international debate on the potential health risks caused by electromagnetic waves. At the end of 2000, SFR set up a dedicated management team, as well as a team of scientific advisers including an epidemiologist and a sociologist, in order to monitor research on this issue, understand the expectations of the various interested parties and take appropriate measures if necessary.
      Both within France and outside of France, expert opinion is generally of the view that mobile phone masts do not pose a health risk. The latest report published by the French environmental health agency, the Agence Française de Sécurité Sanitaire Environnementale in April 2003, which is due to be updated in 2005, concluded that “the waves emitted by base stations do not have an adverse effect on health”.
      Similarly, scientific research carried out on mobile phones over the last decade has not shown any risk to the health of users. Certain results have, however, raised questions which merit further investigation, and research in this field is still on-going. In particular, the International Cancer Research Center, authorized by the World Health Organization, conducted a large-scale epidemiological study, the conclusions of which are expected to be published in 2005. SFR, in association with the French Ministry for Research and other companies, created a foundation to study “radio frequencies and health” in January 2005.

Research and Development
      The SFR Cegetel Group’s research and development effort focuses on standard components and the development of next-generation technologies. The SFR Cegetel Group’s research and development costs totaled €37 million in 2004, as compared to €58 million in 2003 and €59 million in 2002.

Raw Materials
      As a service operator, the SFR Cegetel Group’s operations do not rely on raw materials.

Property, Plant and Equipment
      SFR and Cegetel own the telecommunications equipment which is used to operate their networks. This equipment is either located in premises rented from third parties (principally through long-term lease agreements) or owned by the SFR Cegetel Group itself. In some cases equipment is located in premises shared with other telecommunications operators. Most of the administrative buildings are rented. The SFR Cegetel Group uses external partners for the storage and distribution of its products such as mobile handsets or modems.

Maroc Telecom
      Maroc Telecom was created in 1998 following its spin-off from the Office National des Postes et Télécommunications (the Moroccan National Postal and Telecommunications Office). Maroc Telecom is Morocco’s leading telecommunications operator in both the fixed-line and the fast-growing mobile business. Maroc Telecom also controls 51% of Mauritel, the national telecommunications operator in Mauritania, together with a group of local investors.
      Vivendi Universal became the Kingdom of Morocco’s strategic partner in Maroc Telecom after acquiring a 35% equity interest in Maroc Telecom in 2001 following an auction process organized by the Moroccan government. Pursuant to a shareholders’ agreement entered into at the time of the acquisition of the 35% interest, Vivendi Universal controlled Maroc Telecom. The Moroccan government continued the process of privatizing Maroc Telecom by selling us 16% of Maroc Telecom’s capital in November 2004 (this transaction closed in January 2005) and by conducting an equity offering of 14.9% of Maroc Telecom’s share capital in December 2004 (which led to the simultaneous listing of Maroc Telecom on the Casablanca and Paris stock exchanges). As a result of these transactions, Vivendi Universal now holds 51% of Maroc Telecom’s share capital and the remaining 34.1% and 14.9% of Maroc Telecom’s share capital are held by the Kingdom of Morocco and the public, respectively.

Mobile Telephony
      The Moroccan mobile telecommunications market grew significantly as a result of the introduction of prepaid offers in 1999 and the liberalization of this sector in 2000.
      At the end of 2004, the penetration rate of mobile telephony was 31.2% and Maroc Telecom held a 67.5% market share (source: Agence Nationale de Réglementation des Télécommunications — National Telecommunications Regulation Agency (ANRT)). In 2004, Maroc Telecom’s mobile customer base increased by more than 1.1 million, up 22%, to reach nearly 6.4 million customers, 96% of which were prepaid.
      During 2004, Maroc Telecom continued to improve its commercial offer and introduced new services, a more comprehensive handset range, increased its plan offerings with capped-fee plans and continued the development of its loyalty program.
      The churn rate, which has been declining steadily for the past three years, was 15.6% at the end of 2004 for post-paid customers compared to 20% at the end of 2003. The churn rate of prepaid customers was 11.4% at the end of 2004, compared to 12% at the end of 2003.
      The policy to develop the pre-paid customer base, combined with increased prepaid customer usage, contributed to the slight increase in ARPU, which reached MAD 123 in 2004 (€11.04), compared to MAD 122 (€10.95) in 2003.
      Maroc Telecom remains the benchmark for the SMS and MMS market in Morocco and, until October 2004, was the only operator to offer MMS and GPRS services. In 2004, Maroc Telecom maintained its leadership by offering MMS roaming to its prepaid customers and GPRS roaming to postpaid customers.

Fixed-line Telephony, Data and Internet
      Maroc Telecom is the sole holder of a fixed-line telephony license and is the leading data provider in Morocco.
      The principal fixed-line telecommunications services provided by Maroc Telecom are:

•	telephony services;

•	interconnection services with national and international operators;

•	data transmission services to professional markets and to Internet service providers, as well as to other telecoms operators; and

•	Internet services which include Internet access services and related services such as hosting.
      After declining for three years, the number of fixed lines increased in 2003, driven by the growth of residential and public telephony. This trend continued in 2004 with a total of more than 1.3 million customers at December 31, 2004, up 7% as compared to 2003.
      The residential customer base was nearly 890,000 lines at the end of 2004, a 2% increase over 2003. The growth of this segment since 2003 is primarily due to the success of a new line of products, under the El Manzil brand, which includes calling plans, packages and capped-fee plans with refill options.
      The number of professional and corporate users reached 283,000 at the end of 2004, representing an 11% increase as compared to 2003.
      Public telephony is comprised of a network of public booths and an extensive network of phone shops, which are managed by private entrepreneurs who lease, on average, four lines per shop. Phone shops generate a revenue equal to the difference between the retail price (determined by Maroc Telecom) and the rate charged by Maroc Telecom. This activity grew significantly in 2004, largely as a result of the termination in

October 2004 of the “chaining” requirement imposing a minimum distance of 200 meters between phone shops. The termination of the “chaining” requirement enabled a more concentrated phone shop network. The number of lines reached 136,000, a 48% increase as compared to 2003.
      Maroc Telecom provides companies with data transmission solutions including X25, Frame relay, digital and analog lease lines, and IP VPN links.
      Maroc Telecom’s Internet offer consists of Internet access packages under the Menara brand provided to residential and professional customers. The launch of ADSL services in October 2003 has helped to increase Maroc Telecom’s Internet customer base. At year-end 2004, Maroc Telecom had nearly 105,000 subscribers to its Internet access services, more than 57% of whom were ADSL subscribers.

Distribution
      Maroc Telecom has an extensive distribution network with a direct and indirect network comprising nearly 30,000 points-of-sale and subject to distribution agreements with local resellers or with national retailers.
      At December 31, 2004, the various distribution channels were as follows:

•	the direct network, composed of 269 sales agencies;

•	the local indirect network, comprised of independent shops subject to exclusive agreements, which are managed by the closest Maroc Telecom commercial agency. A significant part of these resellers also have a phone shop;

•	an independent local network, primarily dedicated to mobile telephony, managed by GSM Al Maghrib, a company in which Maroc Telecom has held a 35% stake since July 2003; and

•	retailers with nationwide networks whose main business is not in telecommunications (supermarkets, newspaper and magazine retailers, tobacco shops or Moroccan post offices).

Network
      Maroc Telecom’s fixed-telephony and data transmission network has a switching capacity of nearly 1.9 million lines and provides national coverage, as a result of its focus on servicing newly created urban residential areas.
      Maroc Telecom manages a fully digitized network as well as a fiber optic interurban transmission infrastructure capable of carrying data at high speed. The international Internet bandwidth has been gradually extended to reach 1,395 Mbits/s.
      In mobile telephony, Maroc Telecom has focused on growing both population and geographic coverage. At year-end 2004, Maroc Telecom had nearly 3,750 GSM sites (compared to 3,300 in 2003 and 600 in 1999). Maroc Telecom covers 97% of the Moroccan population. At December 31, 2004, Maroc Telecom had entered into a total of 327 roaming agreements (more than 275 of which are operational) with operators in 184 countries.

Mauritel Group
      Maroc Telecom holds 80% of the share capital of Compagnie Mauritanienne de Communications (CMC), which in turn holds 51% of the share capital of Mauritel SA. The remaining 20% of the share capital of CMC is held by Mauritanian investors.
      The Mauritel Group is comprised of Mauritel SA, the only fixed-line telephony operator in Mauritania, which provides both fixed-line telephony (voice and data) and Internet access services and Mauritel SA’s wholly-owned subsidiary Mauritel Mobiles, the leading mobile phone operator in Mauritania with an estimated 70% percent market share. At the end of 2004, Mauritel had approximately 39,000 fixed lines (a 1% penetration rate) and Mauritel Mobiles had 330,000 clients (a 15% penetration rate).

Seasonality
      Maroc Telecom’s revenues in mobile and public telephony traditionally increase in July and August, with the return of Moroccans residing abroad, and in the two-week period preceding Aïd El Adha (which was on the second day of February in 2004), while the month of Ramadan (from mid-October to mid-November in 2004) is a low point in consumption for both fixed-line and mobile telephony.

Competition
      Twelve telecommunications operator licenses have been allocated in Morocco: a public fixed telecommunications network operator license (Maroc Telecom), two GSM operator licenses (Maroc Telecom and Médi Télécom (Méditel)), four licenses for GMPCS-type satellite telecommunications networks, three licenses for operators of VSAT type satellite-based telecommunications networks and two licenses for operators of shared resources radio electric networks.
      Third generation (UMTS) licenses will be granted in 2005 and a third GSM mobile license could be allocated by 2007.

Fixed-line Telephony
      After an unsuccessful invitation to tender for the allocation of a second fixed-line telephony license in 2002, the ANRT launched in February 2005 an invitation to tender for the allocation in June 2005 of new licenses for the local loop, national transmission and international gateway and transit.
      Maroc Telecom has a monopoly on the fixed-line telephony market with the exception of the public telephone market segment (where operators use GSM or satellite technologies to compete against each other in fixed-line services) and the professional segment (via the use of GSM gateways).
      In the public telephony market, competition started in 2004 with Méditel, which opened phone shops using GSM technology in spring 2004, and Globalstar, which opened phone shops using satellite technology. Thuraya, another operator, announced in September 2004 that it would shortly enter this market as a result of a partnership agreement with Quickphone, a Moroccan company. At year end 2004, Maroc Telecom’s market share in the public telephony market was estimated at approximately 94% of the number of lines.
      Méditel, through the installation of GSM gateways known as “Link Optimization Box” (LO Box), entered the professional fixed-line market. The installation of this equipment for outgoing PABX lines facilitates the transformation of fixed-to-mobile traffic into mobile-to-mobile traffic without using Maroc Telecom’s fixed-line network.
      Competition in data transmission services is relatively limited. Maroc Telecom’s main competitors include Internet service providers (ISPs), satellite operators and Equant, an international operator.

Mobile
      Maroc Telecom’s competitor in this segment is Méditel, a mobile license holder since August 1999. The majority shareholders in Méditel are Telefonica and Portugal Telecom, each with 32.18% of the share capital, and a group of Moroccan investors led by Banque Marocaine du Commerce Extérieur.
      At December 31, 2004, Maroc Telecom held 67.5% of the mobile market (source: ANRT).

Internet
      Maroc Telecom holds a 90% market share of the Internet market, excluding subscription-free services (source: ANRT) and its competitors include Maroc Connect, distributor of the Wanadoo brand, with an estimated market share below 10%, as well as other ISPs.
      Maroc Telecom has a 95% market share in the high-growth ADSL market (source: ANRT).

Regulatory Environment
      The Kingdom of Morocco created the ANRT, a telecommunications regulatory authority, which is in charge of liberalizing and regulating the telecommunications market in Morocco and manages the liberalization and privatization program of the telecommunications market advocated by the World Bank. Maroc Telecom fulfills its obligations as a fixed-line operator by providing universal service.
      In 2004, the Government of the Kingdom of Morocco re-launched the liberalization process in the telecommunications sector by amending and supplementing the Post and Telecommunications Act of August 7, 1997 with Moroccan Law 55-01, which institutes a more gradual sanction system based on fines, relieves the operators of some obligations related to universal service and land development, and authorizes the use of alternative infrastructures, and by publishing a policy paper for the liberalization of the sector for the 2004-2008 period.
      In February 2005, the ANRT launched an invitation to tender for the allocation of additional fixed-line telephony licenses for local loop, national transmission and international gateway and transit in June 2005.

Research and Development
      Maroc Telecom’s research and development activities focus on the introduction of new Maroc Telecom products and/or services or the transformations or improvements to existing Maroc Telecom products. Maroc Telecom’s research and development expenses were immaterial in 2004, and were approximately €2 million in 2003 and 2002.

Raw Materials
      As a service operator, Maroc Telecom’s operations do not rely on raw materials.

Property, Plant and Equipment
      For the development of its networks and commercial, support and administrative functions, Maroc Telecom has approximately 4,500 sites (buildings, land, etc.), throughout Morocco, including 3,350 leased locations and 1,150 owned locations.
      Most of the 1,150 owned sites previously belonged to the Kingdom of Morocco, and were transferred to Maroc Telecom at the time of its incorporation in 1998 as an in-kind contribution in accordance with Act 24-96. However, at that time, title deeds were not available due to delays in proceedings with the Land Registry. Maroc Telecom is currently regularizing these deeds in order to gain formal legal title to these properties. This process is expected to be completed by the end of the second half of 2006. This timetable is for information only as the regularization of such properties is dependent, in particular, on the duration of governmental proceedings. There have been no difficulties with respect to the regularization of these titles to date. The costs connected with such actions are not deemed significant.

Other

NBC Universal
      In May 2004, Vivendi Universal completed the combination of the businesses of NBC with those of VUE and certain related assets to create one of the world’s leading media companies, NBC Universal (NBCU). Vivendi Universal holds approximately 20% of NBCU.
      NBCU is primarily engaged in the broadcast of network television services to affiliated television stations within the US, including:

•	the production of live and recorded television programs;

•	the production and distribution of motion pictures;

•	the operation, under licenses from the Federal Communications Commission (FCC), of television broadcasting stations;

•	the ownership of several cable/satellite networks around the world;

•	the operation of theme parks; and

•	investment and programming activities in multimedia and the Internet.
      The NBC television network is one of four major US commercial broadcast television networks and serves more than 230 affiliated stations in the US. NBC owns and operates Telemundo, a leading US Spanish-language commercial broadcast television network.
      At December 31, 2004, NBC owned and/or operated 29 VHF and UHF television stations including those located in Birmingham, Alabama; Los Angeles, California; San Diego, California; Hartford, Connecticut; Miami, Florida; Chicago, Illinois; New York, New York; Raleigh-Durham, North Carolina; Columbus, Ohio; Philadelphia, Pennsylvania; Providence, Rhode Island; Dallas, Texas; and Washington, DC. Broadcasting operations of the NBC Television Network, the Telemundo network, and the company’s owned stations are subject to FCC regulation.
      NBCU operations also include investment and programming activities in cable television, principally through USA Network, Bravo, CNBC, SCI FI Channel, MSNBC, CNBC Europe, CNBC Asia Pacific, and entertainment channels across Europe and Latin America. NBCU has equity investments in Arts and Entertainment, The History Channel, the Sundance Channel, ValueVision Media, Inc., and a non-voting interest in Paxson Communications Corporation. Through a strategic alliance with Dow Jones, NBCU operates CNBC Europe and CNBC Asia Pacific using the European and Asian business news resources of Dow Jones, and uses Dow Jones editorial resources in the US. NBCU has secured exclusive television rights to the Olympic Games through 2012.

Veolia Environnement
      Until June 2002, we held approximately 63% of the share capital of VE, a global environmental services company. We gradually reduced our share capital in VE to 40.8% in July 2002, 20.2% in December 2002, and 5.3% in December 2004. For further information on the December 2004 transaction, see “— 2004 Developments”.

Vivendi Telecom International (VTI)
      Vivendi Telecom International operated our fixed and mobile telecommunications businesses outside of France and Morocco.
      Kenya. In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya’s No. 2 mobile phone operator, for a cash amount of $230 million (€90 million). The stake was sold to Sameer Group, the owner of the remaining 40% stake, after it exercised its pre-emptive rights.
      Monaco. On June 18, 2004, Vivendi Universal sold its 55% stake in Monaco Telecom to Cable & Wireless for a total consideration of €169 million in cash (including a €7 million dividend distribution).
      For further information about VTI’s operations in 2003 and 2002, see “— 2003 Developments” and “— 2002 Developments”.

Elektrim Telekomunikacja
      Vivendi Universal holds 49% of Elektrim Telekomunikacja, a major participant player in the Polish telecommunications market. For further information on Elektrim see “— 2004 Developments” and “Item 8 — Financial Information — Litigation”.

Publishing Operations
      In February 2004, we completed the divestiture of our remaining publishing operations through the sale of our interest in Atica & Scipione (publishing operations in Brazil) for a total consideration of €1 million.

Vivendi Universal Net (VU Net)
      Our Internet and new technology operations were held by VU Net, a wholly-owned subsidiary of Vivendi Universal, and its subsidiary, Vivendi Universal Net USA Group, Inc. (VU Net USA). In 2002, we carried out a strategic review of Internet operations, which led to a comprehensive restructuring in 2003 through cost-reduction programs, asset sales, transfers of certain operations to other Vivendi Universal entities and the wind-up of certain subsidiaries. As a result, VU Net and VU Net USA were no longer operating subsidiaries of Vivendi Universal as of January 2004. The restructuring was completed in 2004.
Public Takeover Offers
      To our knowledge, we have not been the target of any public takeover offer by third parties in respect of our shares during the last or current fiscal year. Moreover, we have not sought to acquire another company in a public takeover except as might be disclosed in this document or in last year’s annual report on Form 20-F.
Organizational Structure
      The following table sets forth the subsidiaries through which we conducted the majority of our operations as of December 31, 2004 (subsidiaries are indented following their respective parent companies).

		2004				2003

	Country of	Accounting	Voting	Ownership		Accounting	Voting	Ownership
	Incorporation	Method	Interest	Interest		Method	Interest	Interest

				direct	indirect			direct	indirect
Canal+ Group
Groupe Canal+ S.A.	France	C	100%	100%		C	100%	100%
Canal+ S.A.(a)	France	C	49%		49%	C	49%		49%
CanalSatellite S.A.	France	C	66%		66%	C	66%		66%
StudioCanal S.A.	France	C	100%		100%	C	100%		100%
MultiThématiques(b)	France	C	70%		70%	C	64%		64%
Universal Music Group
Universal Studios Holding I Corp.	USA	C	92%	92%		C	92%	92%
Universal International Music B.V.	Netherlands	C	100%		92%	C	100%		92%
Universal Music (UK) Holdings Ltd.	UK	C	100%		92%	C	100%		92%
Universal Entertainment GmbH	Germany	C	100%		92%	C	100%		92%
Universal Music K.K.	Japan	C	100%		92%	C	100%		92%
Universal Music France S.A.S.	France	C	100%		92%	C	100%		92%
Universal Music Group, Inc.	USA	C	100%		92%	C	100%		92%
UMG Recordings, Inc.	USA	C	100%		92%	C	100%		92%
Vivendi Universal Games	USA	C	100%		99%	C	100%		99%
SFR Cegetel Group
SFR(c)	France	C	56%	56%		C	56%	56%
Cegetel S.A.S.(d)	France	C	65%		36%	C	65%		36%
Maroc Telecom S.A.(e)	Morocco	C	51%		35%	C	51%		35%
Mauritel(f)	Mauritania	C	51%		14%	—	—		—
Vivendi Universal Entertainment/ NBC Universal
Universal Studios Holding I Corp.	USA	C	92%	92%		C	92%	92%
Vivendi Universal Entertainment LLLP(g)	USA	—	—		—	C	93%		86%
NBC Universal	USA	E	20%		18%	—	—		—

		2004				2003

	Country of	Accounting	Voting	Ownership		Accounting	Voting	Ownership
	Incorporation	Method	Interest	Interest		Method	Interest	Interest

				direct	indirect			direct	indirect
Other
Vivendi Telecom International S.A.	France	C	100%	100%		C	100%	100%
Kencell S.A.(g)	Kenya	—	—		—	C	60%		60%
Monaco Télécom S.A.M.(g)	Monaco	—	—		—	C	55%		55%
Elektrim Telekomunikacja(h)	Poland	E	49%		49%	E	49%		49%
Vivendi Universal Publishing S.A.	France	C	100%	100%		C	100%	100%
Atica & Scipione(g)	Brazil	—	—		—	C	98%		49%
Vivendi Universal Net(i)	France	—	—		—	C	100%	100%
UGC	France	E	38%	38%		E	38%	38%
Veolia Environnement S.A.(g)	France	—	—		—	E	20%	20%

C:	Consolidated; E: Equity.

(a)	Consolidated because Vivendi Universal (i) has majority control over the board of directors, (ii) no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal and (iii) it assumes the majority of risks and benefits pursuant to an agreement between Canal+ S.A. and Canal+ Distribution, a wholly owned subsidiary of Vivendi Universal. Under the terms of this agreement, Canal+ Distribution guarantees Canal+ S.A. results in return for exclusive commercial rights to the Canal+ S.A. subscriber base.

(b)	In February 2005, Canal+ Group and Lagardère Group ended their participation in MultiThématiques (that is now owned 100% by Canal Group) and Lagardère Thématiques.

(c)	SFR is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. Under the terms of the shareholders’ agreement, Vivendi Universal has management control of SFR, majority control over the board of directors and appoints the chairman and CEO, majority control over the shareholders’ general meeting, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.

(d)	In December 2003, Cegetel S.A. and Telecom Développement (a network operator, and subsidiary of SNCF) were merged into a new entity named Cegetel S.A.S. The capital of this company is owned 65% by SFR and 35% by SNCF. In May 2005, Cegetel and Neuf Telecom announced their merger plan to form Neuf Cegetel, which will be 28% owned by SFR (corresponding to a 15.62% interest for Vivendi Universal through its 55.8% ownership in SFR) and equity-accounted. This transaction is subject to approval from personnel representatives of both Neuf Telecom and Cegetel and from competition and regulatory authorities.

(e)	As of December 31, 2004, Vivendi Universal owned a 35% interest in Maroc Telecom, the Kingdom of Morocco holds 50.1% and the remaining 14.9% is held by private investors following an IPO which led to the simultaneous listing of Maroc Telecom shares on the Casablanca and Paris stock exchanges in December 2004. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders’ agreements, Vivendi Universal has majority control over its supervisory board and management board. Under shareholders’ agreements, Vivendi Universal appoints three of the five members of the management board, appoints the chairman of the management board, exercises 51% of all voting rights at shareholders’ general meetings, granting it, under the majority rules set forth in the company’s by-laws, control over the shareholders’ general meeting, as well as over the supervisory and management boards of Maroc Telecom.
     On November 18, 2004, Vivendi Universal and the Kingdom of Morocco agreed to the acquisition by Vivendi Universal of 16% of Maroc Telecom’s capital. Under the terms of the agreement, Vivendi Universal acquired, indirectly through Société de Participation dans les Télécommunications (100% subsidiary of Vivendi Universal), an additional 16% stake in Maroc Telecom. This acquisition, completed on January 4, 2005, allows Vivendi Universal, a strategic partner holding the operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51% and, thus, to perpetuate its control over the company. The stake held by the Kingdom of Morocco decreased from 50.1% to 34.1%. Indeed, beyond the shareholders’ agreements which granted Vivendi Universal the majority of votes at shareholders’ general meetings and at the supervisory board until December 30, 2005, Vivendi Universal’s control is now ensured as a result of (i) the direct holding, unlimited in time, of the majority of voting rights at shareholders’ general meetings and (ii) the right to appoint, pursuant to the company by-laws and shareholders’ agreements, three out of the five members of the management board and five out of the eight members of the supervisory board. The acquisition was completed on January 4, 2005 for a deal price of MAD 12.4 billion, or approximately €1.1 billion, including a premium for continuing control. Payment was made on January 4, 2005 and was financed 50% by long-term debt issued in Morocco of MAD 6 billion, or approximately €537 million. The agreement signed November 18, 2004 also terminated the obligations under the put option granted by Vivendi Universal to the Kingdom of Morocco concerning 16% of Maroc Telecom share capital. The pledge over the Maroc Telecom shares held by Vivendi Universal, implemented as a payment guarantee, was released on January 4, 2005 following the acquisition of the 16% stake in Maroc Telecom.

(f)	Maroc Telecom has a 51% voting interest and approximately 41% ownership interest in Mauritel SA, which was acquired in April 2001. This company, the incumbent telecommunications operator in Mauritania, operates both a fixed-line network and a mobile phone license through a wholly owned subsidiary. In connection with this acquisition, the Islamic Republic of Mauritania and Maroc

Telecom entered into a shareholders’ agreement which provided for, among others, the grant to the Mauritanian government of veto rights relating to significant transactions. Since these veto rights expired on June 30, 2004, Maroc Telecom is now able to exercise exclusive control over Mauritel. As a result, this subsidiary, accounted for using the equity method as of January 1, 2004, has been fully consolidated since July 1, 2004.

(g)	Participations sold in 2004.

(h)	Please refer to “Item 18 — Financial Statements — Note 7.3.”

(i)	Operations abandoned as of January 1, 2004.

Patents, Licenses, Contracts, Manufacturing Processes
      Other than our mobile telecommunication licenses (see “Item 18 — Financial Statements — Note 5” for further information), we have no patent, license, contract or other manufacturing process that is, individually, material to Vivendi Universal.
Item 5:     Operating and Financial Review and Prospects
Basis of Presentation
      The discussion presented below focuses on an analysis of Vivendi Universal’s financial and business segment results prepared in accordance with French GAAP, which differ in certain significant respects from US GAAP. For discussion of the most significant reconciling items, see “Item 18 — Financial Statements — Note 32”.
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
Overview
      In 2004, Vivendi Universal achieved its main goals: the finalization of the strategic alliance between VUE and NBC to form NBCU (20% controlled and 18.5% owned by Vivendi Universal); the divestiture of 15% out of the 20.3% stake held in VE; the conclusion of an agreement with the Kingdom of Morocco in order to acquire an additional 16% interest in Maroc Telecom to increase Vivendi Universal’s stake to 51%; and the admission to the French Consolidated Global Profit Tax System, which should generate maximum tax savings of approximately €3.8 billion. The finalization of the divestiture program contributed to the reduction in Financial Net Debt, which totaled €3,135 million as of December 31, 2004. Given the current level of debt, associated with the decrease in financing expense following the debt rating upgrades (back to Investment Grade by the three rating agencies) and the redemption of the High Yield Notes, Vivendi Universal management views the financial flexibility of the Vivendi Universal group as fully restored (please refer to “— Liquidity and Capital Resources”).
      In addition, the actions taken in 2004 reflect the priority given to the management of the Vivendi Universal group’s businesses in order to reinforce its position among the main European players in Media and Telecom. In particular, Canal+ Group won exclusive rights to the French National Football League 1 for three seasons (2005-2008), signed an agreement for exclusive first broadcasts of all of the movies produced by Twentieth Century Fox and signed many agreements in order to reinforce its partnership with the French movie industry and to improve its supply of movies. UMG continued its restructuring efforts and its actions to fight against piracy and counterfeiting. A new management team was put in place in January 2004 at VU Games in order to set up an efficient international organization. SFR Cegetel launched France’s first public 3G offer (UMTS) on June 16, 2004 and became the first operator to commercialize 3G telephone services to the general public in France at the beginning of November 2004. Lastly, Maroc Telecom continued, notably, to develop the penetration and use of mobile telecommunications in order to stimulate growth in the market in which it operates.

      Moreover, for the first time since 2000, Vivendi Universal reported net income of €754 million in 2004, compared to a loss of €1,143 million in 2003. The 2003 net loss was mainly due to impairment losses. Net income in 2004 mainly resulted from an increase in the operating income of Media businesses (Canal+ Group and UMG) and Telecom businesses (SFR Cegetel and Maroc Telecom), and from a decline in financing expense and other financial expenses, net of provisions, and a substantial reduction in goodwill amortization. However, these were slightly offset by an increase in income tax and losses on businesses sold, net of provisions.
      The following discussion of our operations should be read in conjunction with our Consolidated Financial Statements and related Notes set forth in “Item 18 — Financial Statements” of this annual report.
Accounting Policies

Changes in Accounting Principles and Financial Statement Presentation

New Accounting Standard and Change in Estimate

New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities
      The Financial Security Act (Loi de Sécurité Financière), enacted on August 1, 2003, includes an accounting provision that eliminates the requirement to own an interest in a special purpose entity (please refer to “Item 18 — Financial Statements — Note 1.6”) for its consolidation, whenever the entity is deemed to be controlled. This provision, which took effect on January 1, 2004, resulted in an amendment to CRC Rule 99-02 by issuance of CRC Rule 04-03 dated May 4, 2004.

Real estate defeasance
      In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain special purpose entities used for the defeasance of real estate assets. This consolidation, as of January 1, 2004, resulted in (i) on the assets side, the recognition of real estate assets, i.e., an increase of €245 million in “Property, plant and equipment”, and (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to “Item 18 — Financial Statements — Note 17”). The impact on shareholders’ equity amounted to -€58 million. The impact on net income for the period was -€8 million. This consolidation had no effect on the subtotals in the Consolidated Statement of Cash Flows.

Ymer
      In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates Ymer, as of January 1, 2004, because it is considered to be a special purpose entity. Despite the fact that Vivendi Universal has no legal control over Ymer, this entity is controlled by Vivendi Universal from an accounting standpoint since Vivendi Universal carries the economic exposure related to Ymer’s assets. Nevertheless, Vivendi Universal’s ownership interests in Elektrim Telekomunikacja remain unchanged at 49% because it does not have the power to exercise Ymer’s voting rights in Elektrim Telekomunikacja. As a result, Vivendi Universal accounts for its stake in Elektrim Telekomunikacja using the equity method. Please refer to “Item 18 — Financial Statements — Note 7.3” and “Item 18 — Financial Statements — Note 8.1”. Application of this new rule had no impact on shareholders’ equity or net income.

Qualified Technological Equipment (QTE) operations
      In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain entities created pursuant to QTE operations performed in 1999 and 2001 by SFR. This consolidation, as of January 1, 2004, resulted in (i) on the assets side, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commissions, i.e., an €865 million increase in “Portfolio investments — other” and (ii) on the liabilities side, the recording of advance lease payments in “Other non-current liabilities and accrued expenses” in the same amount. This change in accounting method did not impact shareholders’ equity or net income.

New accounting policy: Notice n°2004-E issued on October 13, 2004 by the CNC Urgent Issues Taskforce
      Notice n°2004-E issued on October 13, 2004 by the CNC Urgent Issues Taskforce (Comité d’Urgence du Conseil National de la Comptabilité) specified the accounting methods applicable to discount rights and benefits in kind (goods or services) granted by companies to their customers. The first application of this policy resulted in the accounting in deferred income of contingent future premiums granted by SFR and Maroc Telecom to their customers in connection with their loyalty programs. These premiums consist of discounts offered to customers on the purchase price of a new mobile phone. They were evaluated taking into account the period of validity of the coupons acquired and the probability of their use. The impact on shareholders’ equity amounted to -€29 million (after income tax and minority interests) and corresponds to benefits acquired prior to January 1, 2004. The impact on net income for the period is not significant.

Change in presentation of Telecom operation revenues
      In order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, the following change in presentation was adopted in 2004: sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented on a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At SFR Cegetel, it resulted in a reduction in revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.

Change in estimate at Universal Music Group
      As of January 1, 2004, the amortization period for UMG’s recorded music catalog and music publishing copyrights was reduced from 20 to 15 years. This change in estimate resulted from the company’s annual impairment review of intangible assets at the end of 2003, which determined that estimated useful lives were shorter than originally anticipated, primarily as a result of the weakness of the global music market. As a result, the prospective amortization expense in 2004 was increased by €63 million.
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

Use of Estimates
      The preparation of Vivendi Universal’s financial statements requires management to make informed estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for investments, long-lived assets, pension liabilities and deferred taxes. Estimates and judgments are also required and regularly evaluated concerning financing entities, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

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

Goodwill and other intangible assets with indefinite lives
      Vivendi Universal regularly reviews the carrying value of goodwill and other intangible assets with an indefinite life. These assets are tested for impairment at the end of each annual reporting period and whenever events or change in circumstances indicate that the carrying value of the assets may not be recoverable. Impairment tests consist of comparing the carrying amount of an asset to its recoverable amount, defined as the fair value less cost to sell, or the value in use to Vivendi Universal. Value in use is equal to the sum of future cash flows expected to be obtained from the continuing use of the asset (or the operating unit) and from its ultimate disposition. Cash flows used are consistent with the most recent budgets and business plans approved by the management and presented to the board of directors. The discount rate applied reflects current market assessments of the time value of money and risks inherent to the asset (or operating unit). Fair value less costs to sell represents an estimate of the amount which could be obtained from the disposition of the asset (or the operating unit) in an arm’s length transaction between knowledgeable and willing parties, after deducting the costs of disposition. These values are determined based on market information (comparison with similar listed companies, recent transactions and stock market prices) or in the absence of such information based on discounted cash flows. Fair values are determined with the assistance of a third-party appraiser.
      Under US GAAP, Vivendi Universal adopted SFAS 142 as of January 1, 2002. Under this standard, Vivendi Universal tests for impairment on the basis of the same objective criteria that are used under French GAAP. Nevertheless, SFAS 142 requires a two-step approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value, including goodwill. In order to determine the fair value of the reporting unit, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the implied value of goodwill allocated to the reporting unit to its carrying value. The implied value of goodwill is determined based upon the difference between the fair value of the reporting unit and the net of the fair value of the identifiable assets and liabilities of the reporting unit. If the implied value of goodwill is less than its carrying value, the difference is recorded as an impairment loss. For more information, see “Item 18 — Financial Statements — Note 32”. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.

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

Revenue Recognition
      Vivendi Universal has revenue recognition policies for its various business units, which are appropriate to the circumstances of each business. See “Item 18 — Financial Statements — Note 1” for a summary of these revenue recognition policies.
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

Music Advances to Artists
      For established artists, Vivendi Universal capitalizes advances and direct costs associated with the creation of master recordings and expenses these costs as the related royalties are earned or when the amounts are determined to be unrecoverable. An established recording artist is an artist whose past performance and current popularity provide a sound basis for estimating the recoverability of the advance. Advances to artists who are not established are expensed as incurred. Estimates of recoverability can change based on the current popularity of the artist based on sales through the reporting period. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved.

Pension Benefit Costs
      Vivendi Universal’s pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the US, the UK and Canada. Two critical assumptions, discount rate and expected return on plan assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increase. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, as it is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our weighted average discount rate from 5.7% in 2002 to 5.4% in 2003 and 5.1% in 2004 to reflect market interest rate conditions. For our US plans, a further 50 basis point decrease in the discount rate would increase pension expense by approximately €0.9 million per year. To determine the expected long-term rate of return on pension plan assets, we consider, for each country, the structure of the asset portfolio and the expected rates of return for each of the components. For our US plans, a 50 basis point decrease in the expected return on assets of principal plans would increase pension expense on our principal plans by approximately €2 million per year.
      We assumed that the weighted averages of long-term returns on our pension plans were 6.4% in 2004, 6.5% in 2003 and 7.2% in 2002. Further information on our principal pension plans is provided in “Item 18 — Financial Statements — Note 15”, including disclosure of these assumptions.

Contingencies
      Vivendi Universal records provisions when (i) at the end of the reporting period the Vivendi Universal group has a legal, regulatory or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) the obligation can be reliably estimated. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators. The amount recognized as a provision represents the best estimate of the risk at the Consolidated Statement of Financial Position date. If no reliable estimate can be made of the amount of the obligation, no provision is recorded. The information is then presented in the Notes to our Consolidated Financial Statements in “Item 18 — Financial Statements”. Contingent liabilities are often resolved over long time periods.

Provisions and Liabilities
      Provisions and liabilities related to taxes, legal issues and restructuring charges, including environmental matters, require significant judgments and estimates by management. Vivendi Universal continually evaluates these estimates based on changes in the relevant facts and circumstances and events that may impact estimates. Management continually assesses the appropriateness and adequacy of these accounts and adjusts them as estimates change based on current facts and circumstances. While management believes that the current provisions and liabilities for these matters are adequate, there can be no assurance that circumstances will not change in future periods.
      Certain significant accounting policies do not involve the same level of measurement uncertainties as those discussed above, but are nevertheless important to an understanding of our Consolidated Financial Statements. Policies related to financial instruments, deferred taxes and business combinations require difficult judgments on complex matters. For a discussion of accounting policies that Vivendi Universal has selected from acceptable alternatives, see “Item 18 — Financial Statements — Note 1”.

RESULTS OF OPERATIONS
Consolidated Statement of Income

	Year Ended December 31,

	2004 as		2003 as	2002 as
	Published(a)		Published	Published

	(In millions of euros,
	except per share amounts)
Revenues	€21,428		€25,482	€58,150
Cost of revenues	(11,633)		(15,268)	(40,574)
Gross margin(%)	46%		40%	30%
Selling, general and administrative expenses	(6,201)		(6,812)	(12,937)
Other operating expenses, net	(118)		(93)	(851)

Operating income	3,476		3,309	3,788
Financing expense	(455)		(698)	(1,333)
Other financial expenses, net of provisions	(247	)(b)	(509)	(3,409)

Financing and other expenses, net	(702)		(1,207)	(4,742)

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774		2,102	(954)
Gain (loss) on businesses sold, net of provisions	(140	)(c)	602	1,049
Income tax	(400	)(d)	408	(2,556)

Income (loss) before equity affiliates, goodwill amortization and minority interests	2,234		3,112	(2,461)
Equity in earnings of sold subsidiaries	—		1	17
Income (loss) from equity affiliates	219		71	(294)
Veolia Environnement impairment	—		(203)	—
Goodwill amortization	(638)		(1,120)	(1,277)
Impairment losses	(31)		(1,792)	(18,442)

Income (loss) before minority interests	1,784		69	(22,457)
Minority interests	(1,030)		(1,212)	(844)

Net income (loss)	€754		€(1,143)	€(23,301)

Basic earnings per share	€0.70		€(1.07)	€(21.43)

Diluted earnings per share	€0.63		€(1.07)	€(21.43)

Weighted average common shares outstanding (in millions)(e)	1,072.1		1,071.7	1,087.4
Potential dilutive effect of outstanding financial instruments (in millions)	127.0	(f)	137.9	146.3

(a)	Given the deconsolidation of VUE as of May 11, 2004, the 2004 statement of income includes 132 days of business for this entity (please refer to “Item 18 — Financial Statements — Note 3.1”).

(b)	Includes High Yield Notes redemption costs (-€350 million).

(c)	Includes the after-tax loss on the divestiture of 80% of Vivendi Universal’s interest in VUE (-€1,793 million net of a -€2,105 million foreign currency translation adjustment — with no impact on cash position and shareholders’ equity, please refer to “Item 18 — Financial Statements — Note 3.1”, the capital gain on the divestiture of 15% of Vivendi Universal’s interest in VE (+€1,316 million), as well as the gain on the divestiture of other entities, net of provisions (+€337 million).

(d)	Following its admission to the French Consolidated Global Profit Tax System as of January 1, 2004, Vivendi Universal recognized a tax saving of €956 million. Please refer to “Item 4 — 2004 Developments — Consolidated Global Profit Tax System since January 1, 2004” and to “Item 18 — Financial Statements — Note 24”.

(e)	Excluding treasury shares recorded as a reduction in shareholders’ equity (2,441 shares as of December 31, 2004).

(f)	Financial instruments in the money as of December 31, 2004 represented approximately 104.8 million common shares.

Comparison of 2004 versus 2003
      Vivendi Universal’s net income amounted to €754 million in 2004 compared to a net loss of €1,143 million in 2003. This improvement of €1,897 million was achieved through:

+ €167 million from improvement in operating income, despite VUE deconsolidation as of May 11, 2004 generating an unfavorable difference of €594 million;

+ €243 million from reduction in financing expenses resulting from (i) VUE deconsolidation as of May 11, 2004, and (ii) the decrease in the average financial gross debt (€10.3 billion in 2004 compared to €16.4 billion in 2003);

+ €262 million from improvement in other financial expenses, net of provisions (mainly due to an improvement in the foreign exchange result: net gain of €9 million compared to net loss of €228 million in 2003, the loss induced by the forgiveness of Société Financière de Distribution (SFD) debt of €200 million by SFR Cegetel in 2003 and the premium received on call options for VE shares for €173 million and despite the cost related to the redemption of the High Yield Notes for €307 million);

+ €147 million from improvement in income from equity affiliates and equity in earnings of sold subsidiaries mainly as a consequence of the equity accounting of NBCU from May 12, 2004 (€172 million corresponding to 234 days);

+ €2,446 million of reduction in goodwill amortization and impairment losses; and

+ €182 million from lower minority interests: in 2003, SFR Cegetel’s result benefited from tax savings relating to the rationalization of its structure;
partially offset by:

-	€808 million from an increase in income tax expense due to the increase of earnings before tax, particularly at SFR Cegetel. The positive impact of the Consolidated Global Profit Tax System in 2004 (+ €956 million) was offset by the impact of the rationalization of the SFR Cegetel structure recognized in 2003 (+ €515 million before minority interests) and a reversal in 2003 of a reserve established in 2002 related to VUE (+€477 million); and

-	€742 million on capital losses, mainly due to the divestiture of 80% of Vivendi Universal’s interest in VUE, which was partially offset by the gain on the disposition of the 15% stake in VE.

Revenues
      In 2004, Vivendi Universal’s consolidated revenues amounted to €21,428 million compared with €25,482 million in 2003.
      On a comparable basis,(4) revenues increased by 5% (7% at constant currency), from €17,972 million to €18,893 million. This positive performance was mainly achieved through a return to revenue growth at UMG, Canal+ Group and continued growth at SFR Cegetel and Maroc Telecom, and despite a revenue decline at VU Games (which nonetheless reported growth in the fourth quarter of 2004 compared to the fourth quarter of 2003).
      For an analysis of revenues by business segment, please refer to “— Business Segment Results”.

Cost of Revenues and Gross Margin
      In 2004, cost of revenues represented 54% of revenues (€11,633 million) compared to 60% of revenues (€15,268 million) in 2003. The gross margin rate increased from 40% in 2003 to 46% in 2004, mainly due to (i) significant changes in scope (primarily the deconsolidation of VUE in May 2004, because VUE’s gross

(4)	For a definition of comparable basis, please refer to “— Revenues and operating income from operations by business segment on a comparable basis 2004 - 2003.”

margin rate was lower than the Vivendi Universal group’s average), (ii) tight control of customer acquisition and retention costs at SFR Cegetel and (iii) efficient cost reduction policy, particularly at UMG.

Selling, General and Administrative Expenses
      In 2004, selling, general and administrative expenses amounted to €6,201 million compared to €6,812 million in 2003. Cost reduction in 2004 compared to 2003 was mainly attributable to significant changes in scope in 2004 (primarily the deconsolidation of VUE and the divestiture of non-core businesses).

Depreciation and Amortization
      Depreciation and amortization are part of the administrative and commercial expenses and cost of revenues. In 2004, depreciation and amortization amounted to €1,843 million compared to €1,977 million in 2003. This slight improvement was mainly due to significant changes in scope (deconsolidation of VUE in May 2004 and divestiture of non-core businesses), slightly offset by higher amortization costs at UMG (resulting from the reduction in the amortization period for music and music publishing catalogs from 20 to 15 years) and at telecommunications operations, mainly at SFR Cegetel, following the commencement of the amortization period for the UMTS license beginning mid-June 2004.

Other Operating Expenses, Net
      In 2004, other operating expenses, net, amounted to €118 million compared to €93 million in 2003. They consisted of restructuring charges, which amounted to €112 million (primarily at UMG and VU Games) in 2004 compared to €221 million in 2003. In 2003, other operating expenses, net, also included provision reversals (including €129 million at Canal+ Group).

Operating Income
      In 2004, Vivendi Universal’s operating income amounted to €3,476 million compared to €3,309 million in 2003.
      On a comparable basis, operating income increased by 41% (41% at constant currency), from €2,216 million to €3,117 million. All businesses contributed to this strong performance, especially UMG and SFR Cegetel.
      For an analysis of operating income by business segment, please refer to “— Business Segment Results”.

Financing Expense
      In 2004, financing expense amounted to €455 million compared to €698 million in 2003. Lower financing costs resulting from the deconsolidation of VUE as of May 11, 2004 contributed €189 million to this reduction. Average financial gross debt (calculated on a daily basis) decreased to €10.3 billion in 2004 compared to €16.4 billion in 2003. This was mainly due to the impact of the divestiture plan, and in particular the divestiture of VUE to NBCU which resulted in the deconsolidation of VUE’s debt (€3.6 billion) and generated cash proceeds (approximately €3 billion, after cash payment to minority shareholders and other fees).
      The cost of the average financial gross debt was 4.8% in 2004, unchanged compared to 2003. The decrease in financing costs resulting from lower average financial gross debt was offset by the additional costs incurred in 2004 in connection with the High Yield Notes (€1.2 billion issued in April 2003 bearing an interest rate of 9.25% for the tranche denominated in US dollars and 9.5% for the tranche denominated in euros, as well as €1.35 billion issued in July 2003 bearing an interest rate of 6.25%), 83% of which was redeemed in June 2004. The remaining balance of outstanding High Yield Notes were redeemed in January 2005.
      For the twelve months ended December 31, 2004, the cost of average financial gross debt was lower than for the first six months ended June 30, 2004 (5.26%) as a result of the significant decrease in the cost of average financial gross debt over the second half of 2004 (4.44% versus 5.23% for the second half of 2003) due to the combined effect of the redemption of 83% of the High Yield Notes in June 2004 (funded by the cash received from the NBC-Universal transaction) and the new credit facilities obtained on better financial terms as a result of the upgrade of Vivendi Universal’s credit rating to “Investment Grade” by Fitch (BBB- on May 12, 2004), Standard & Poor’s (BBB- on June 1, 2004) and Moody’s (Baa3 on October 22, 2004). Please refer to “— Liquidity Management and Capital Resources”.
      Furthermore, financing expense included the cost of interest rate swaps (€76 million) and interest paid on the notes mandatorily redeemable for new shares in Vivendi Universal (€78 million).

Other Financial Expenses, Net of Provisions
      In 2004, other financial expenses, net of provisions, amounted to €247 million compared to €509 million in 2003.
      In 2004, they were mainly comprised of: (i) the cost related to the redemption of the High Yield Notes (-€350 million including premiums paid to bondholders of €300 million and accelerated amortization of residual issuance fees), (ii) amortization of deferred charges related to bond issuances, facilities and other (-€70 million), (iii) the provision in respect of the SNCF put option on Cegetel S.A.S. (-€35 million in addition to the provision of —€85 million recorded as of December 31, 2003) and (iv) loss resulting from the sale of treasury shares to employees exercising their stock options (-€23 million). These negative impacts were slightly offset by (i) the release to income of a premium received on call options for VE shares sold on December 2002 and not exercised at maturity on December 2004 (+€173 million), (ii) a provision reversal related to the mark-to-market of DuPont shares (+€31 million), (iii) the gain related to divestiture of VIVA Media shares (+€26 million), and (iv) the loss incurred on the settlement of interest rate swaps (as a result of the completion of the refinancing plan, €56 million of non-hedging interest rate swaps were recorded in financial expenses, offset by provision reversals of €67 million).
      In 2003, other financial expenses, net of provisions, were mainly comprised of: (i) foreign exchange losses (-€228 million), (ii) the forgiveness of SFD debt by SFR Cegetel (-€200 million, offset by the improvement in SFD earnings and shareholders’ equity, which positively impacted SFR Cegetel’s equity share in SFD earnings), (iii) amortization of deferred charges related to bond issuances, facilities and other (-€193 million including a €64 provision accrual), (iv) fees incurred on the implementation of the refinancing plan (-€50 million), (v) the SEC fine (-€40 million), and (vi) the mark-to-market of the SNCF put option on Cegetel SAS (-€85 million, for more details, please refer to “Item 18 — Financial Statements — Note 28”). These negative impacts were partially offset by (i) the gain on the sale of IAC warrants (+€125 million including a €454 provision reversal), (ii) the mark-to-market of DuPont shares (+€142 million), (iii) the termination of LineInvest total return swap (+€97 million), and (iv) the sale of the impaired investment in Softbank Capital Partner (+€29 million).
      Please refer to “Item 18 — Financial Statements — Note 22”.

Gain (Loss) on Businesses Sold, Net of Provisions
      In 2004, the loss on business sold, net of provisions, amounted to €140 million. It mainly included:

•	A capital loss of €1,793 million related to the divestiture of 80% of Vivendi Universal’s interests in VUE, completed on May 11, 2004 (please refer to “Item 18 — Financial Statements — Note 3.1”). This loss was comprised of:

•	before-tax profit of $653 million, since the carrying value in dollars of disposed assets was less than their transaction value in dollars;

•	tax expense of $290 million, i.e., an after-tax profit of $363 million (€312 million); and

•	the reclassification to net income of the share of negative non-cash cumulative foreign currency translation adjustments relating to the divested assets, in the amount of €2,105 million.

•	The gain on the divestiture of 15% of Vivendi Universal’s interests in VE of €1,316 million (please refer to “Item 18 — Financial Statements — Note 3.2”).

•	The gain on the divestiture of other entities, net of provisions, of €337 million, which was mainly comprised of various liquidation bonuses (+€74 million), the impact of the divestiture of the “flux-divertissement” business of StudioExpand and Canal+ Benelux (+€66 million), UCI Cinemas (+€64 million), Sportfive (+ €44 million), Kencell (+€38 million), Monaco Telecom (+€21 million) and Atica & Scipione (-€8 million), as well as a provision relating to the anticipated divestiture of NC Numéricâble (-€56 million) and the impact of the abandonment of Internet operations (+€34 million).
      In 2003, the gain on businesses sold, net of provisions, of €602 million consisted mainly of capital gains on the divestiture of and/or dilution of Vivendi Universal’s interest in the following investments (please refer to “Item 4 — 2003 Developments” for further details): gain on Telepiù (+€215 million, including a €352 million provision reversal), Consumer Press Division (+€104 million), Comareg (+€42 million), Internet subsidiaries (+€38 million), Xfera (+€16 million, including a €75 million provision accrual) and dilution results in Sogecable (+€71 million) and UGC (-€47 million).
      On December 31, 2003, income tax and minority interests relating to the gain on business sold, net of provisions, amounted to —€21 million and €11 million, respectively. Please refer to “Item 18 — Financial Statements — Note 23”.

Income Tax
      In 2004, the income tax expense totaled €400 million compared to a credit of €408 million in 2003.
      On December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System. Vivendi Universal was admitted to this system by an order, dated August 22, 2004, notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. As of December 31, 2004, the impact of this agreement on the income tax expense corresponded to expected tax savings of €956 million. The first tax return must be filed by November 30, 2005 at the latest. This credit corresponds to expected tax savings in fiscal year 2004 (€464 million) and a deferred tax asset in the amount of 2005 expected tax savings (€492 million) based on next year’s budget. Please refer to “Item 4 — 2004 Developments — Consolidated Global Profit Tax System since January 1, 2004” and to “Item 18 — Financial Statements — Note 24”.
      Furthermore, in 2004, excluding 2003 non-recurring items described below, the income tax expense increase reflected the improvement in the income before gain (loss) on businesses sold, net of provisions, income tax, equity interest, goodwill amortization and minority interests of the businesses and particularly SFR Cegetel.
      In 2003, Vivendi Universal reported an income tax credit of €408 million mainly due to (i) tax savings relating to the rationalization of the structure at SFR Cegetel (€515 million), (ii) a reversal of a reserve of €477 million (established in 2002 for a potential contractual liability for tax compensation that might have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002) and (iii) other provision reversals resulting from the conclusion of tax audits covering prior taxable periods.
      Income Tax Cash Flow. Income tax paid amounted to €580 million in 2004 compared to €1,242 million in 2003. This improvement was mainly achieved through (i) tax savings related to the rationalization of the corporate structure at SFR Cegetel, which mainly had a cash impact on tax paid in 2004, and (ii) VUE’s deconsolidation as of May 11, 2004.

Income from Equity Affiliates
      Income from equity affiliates amounted to €219 million in 2004 compared to €71 million in 2003. This improvement was mainly due to the equity accounting of NBCU from May 12, 2004 (€172 million corresponding to 234 days) slightly offset by SFD’s contribution in 2003.

Goodwill Amortization
      In 2004, goodwill amortization decreased by 43% to €638 million compared to €1,120 million in 2003 primarily due to changes in scope in 2004 (mainly the deconsolidation of VUE) and the exceptional amortization recorded by Canal+ Group in the first quarter of 2003.

Impairment Losses
      In 2004, impairment losses amounted to €31 million compared to €1,792 million in 2003 and were incurred mainly in certain subsidiaries of Canal+ Group. In 2003, the main sources of impairment were UMG, due to continued deterioration of the music market in 2003 (€1,370 million), VUE, due to softness in the tourism market impacting theme park operations (€188 million), Canal+ Group, as a consequence of the impairment of international assets under divestiture (€165 million) and VU Games (€61 million). For more details, please refer to “Item 18 — Financial Statements — Note 4.4”.

Minority Interests
      In 2004, minority interests declined by 15% to €1,030 million and were primarily comprised of minority interests at SFR Cegetel and Maroc Telecom. This decrease mainly resulted from the decline in SFR Cegetel’s net income before minority interests, which benefited from tax savings relating to the rationalization of the corporate structure in 2003.

Earnings per share — Basic and Diluted
      In 2004, earnings improved significantly from a net loss of €1,143 million in 2003 (-€1.07 per share — basic and diluted) to a net income of €754 million in 2004 (basic earnings of €0.70 per share and diluted earnings of €0.63 per share).
Comparison of 2003 versus 2002
      Vivendi Universal’s net loss was significantly reduced in 2003 to €1,143 million compared to €23,301 million in 2002. Excluding VE, this significant improvement was mainly due to lower impairment losses of goodwill and other intangible assets and lower financial provision accrual, which were slightly offset by lower gain on businesses sold.

Revenues
      In 2003, Vivendi Universal’s consolidated revenues amounted to €25,482 million compared to €58,150 million in 2002. Excluding VE and the publishing businesses divested in 2003, Vivendi Universal 2003 revenues declined 10%, from €28,157 million to €25,354 million. Main contributors to the decline at constant currency were UMG, VU Games and Canal+ Group (mainly due to scope changes), partially offset by increased revenues at SFR Cegetel, Maroc Telecom and VUE.
      For an analysis of revenues by business segment, please refer to “— Business Segment Results”.

Cost of Revenues
      In 2003, cost of revenues represented 60% of revenues or €15,268 million compared to 60% of revenues or €16,749 million in 2002, excluding VE. Gross margins were flat due to the combination of: (i) improved gross margin from Canal+ Group mainly due to the efficient cost reduction policy and scope changes, (ii) reduced gross margins at UMG (higher proportion of lower margin activities) and VU Games (higher royalties expenses), (iii) the divestiture of Consumer Press Division and Comareg, and (iv) reduced costs from VTI and Internet activities as a result of the ongoing restructuring plan.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses represented 27% of revenues or €6,812 million in 2003 compared to 32% of revenues or €8,918 million in 2002 excluding VE. The cost improvements in 2003 versus 2002 were attributable to: (i) lower fixed costs at UMG, (ii) scope changes at Canal+ Group, VTI and VUE and the divestiture of Comareg and Consumer Press Division, and (iii) decline of holding costs as 2002 was impacted by high expenses related to pensions and insurance due to a change in scope.

Depreciation and Amortization
      Depreciation and amortization (D&A) are part of cost of revenues and selling, general and administrative expenses. In 2003, D&A amounted to €1,977 million compared to €2,669 million in 2002, excluding VE. This improvement was mainly due to scope changes at Canal+ Group, reduction of the amortization of catalogue induced by impairment losses recorded at UMG in 2002, and higher level of D&A at SFR Cegetel in 2002 resulting from the revision of the useful life of mobile tangible assets and from the effect of the impairment test on the fixed line operations.

Other Operating Expenses, Net
      Other operating expenses, net, amounted to €93 million in 2003 compared to €851 million in 2002. They were comprised of restructuring charges, which amounted to €221 million in 2003 (mainly at UMG, Canal+ Group and Internet) compared to €304 million in 2002 (mainly resulting from restructuring plans at the holding level and at Internet). In 2002, other operating expenses also included non-recurring provisions.

Operating Income
      Whereas Vivendi Universal’s revenues declined by 56%, Vivendi Universal operating income declined by 13% to €3,309 million, compared to €3,788 million in 2002, mainly due to scope changes. Excluding VE and VUP assets sold in 2003, the €1,412 million change was achieved through:
      +€572 million improvement at Canal+ Group, which recorded €247 million of operating income in 2003 including some provision reversal early in the year;
      +€510 million from the elimination of the company’s cash drains in the non-core businesses (VU Net, VTI and Vivendi Valorisation);
      +€470 million from the improved performance at SFR Cegetel;
      +€335 million from lower holding and corporate costs;
      +€160 million growth at Maroc Telecom; and
      +€115 million at VUE, mainly due to changes in scope;
and was offset by:
      -€486 million decline at UMG; and
      -€264 million decline at VU Games.
      For an analysis of operating income by business segment, please refer to “ — Business Segment Results”.

Financing Expense
      In 2003, financing expense was reduced by one half to €698 million compared to €1,333 million in 2002.
      Average financial gross debt decreased to €16.4 billion in 2003 from €22.1 billion in 2002, including the €4 billion investment to increase Vivendi Universal’s stake in SFR Cegetel by 26%, but as a result of the refinancing program, the average cost of financial gross debt increased from 4.1% in 2002 to 4.8% in 2003, including management of interest costs.

Other Financial Expenses, Net of Provisions
      In 2003, other financial expenses, net of provisions, amounted to €509 million compared to €3,409 million in 2002.
      In 2002, they were primarily comprised of a capital gain on the sale of Vinci (€153 million) and dividends from unconsolidated investments (€58 million) offset by losses related to put options on treasury shares (€693 million including a provision accrual of €104 million), fees related to the implementation of the refinancing plan (€193 million) and provision accruals as a result of mark-to-market of IAC warrants, interest rate swaps and premiums on Vivendi Universal call options (€454 million, €261 million and €226 million, respectively), impairment losses related to Elektrim Telekomunikacja, UGC and UGC Ciné Cité, investments in international telecommunications and Softbank Capital Partner investment (€609 million, €220 million, €175 million and €120 million, respectively) and amortization of deferred charges related to bond issuances, facilities and other (€174 million).
      Please refer to “Item 18 — Financial Statements — Note 22”.

Gain on Businesses Sold, Net of Provisions
      In 2002, gain on businesses sold, net of provisions, totaled €1,049 million; the principal components of which were capital gains on the divestiture and/or dilution of our interest in the following investments: €1,588 million for BSkyB, €1,419 million for VE, €329 million for VUP’s European publishing operations, €172 million for Canal Digital, and €90 million for Vizzavi Europe. Partially offsetting these gains were capital losses on the divestitures of Houghton Mifflin (€822 million), EchoStar (€674 million), VUP’s business-to-business and health divisions (€298 million), and Sithe (€232 million), and a €360 million provision related to the anticipated sale of Telepiù.

Income Tax
      In 2003, income tax was a credit of €408 million compared to an expense of €2,556 million in 2002. This improvement was mostly due to (i) the effect of the rationalization of the structures at SFR Cegetel (savings of €515 million in 2003), (ii) the deconsolidation of VE (expense of €437 million in 2002), (iii) a reversal of a reserve of €477 million (established in 2002 for a potential contractual liability for tax indemnification that would have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the $1.6 billion Vivendi Universal Entertainment Leveraged Partnership Distribution made on May 7, 2002) and (iv) other provision reversals resulting from the conclusion of tax audit for prior taxable period. Vivendi Universal’s income tax rate on adjusted net income in 2003 was 31% compared to 63% in 2002.
      Income Tax Cash Flow. Since SFR Cegetel, Maroc Telecom, CanalSatellite and Canal+ S.A. were not part of Vivendi Universal’s consolidated tax group, losses elsewhere in the group were not available to offset profits taxable at those entities. Income tax paid amounted to €1,242 million in 2003 compared to €1,252 million in 2002.

Income from Equity Affiliates
      Income from equity affiliates amounted to €71 million in 2003, excluding VE impairment losses and impairment losses recorded in respect to certain VUE affiliates, compared to a loss from equity affiliates of €294 million in 2002 mainly due to decreased losses from VTI, Internet and Canal+ subsidiaries as main cash drains have been eliminated and increased earnings from SFR Cegetel subsidiaries, mainly due to SFD contribution, which had no impact on Vivendi Universal’s account as it was offset by another financial expense.

Goodwill Amortization
      In 2003, goodwill amortization declined 12% to €1,120 million compared to €1,277 million in 2002. The increase in Canal+ Group and SFR Cegetel goodwill amortization was primarily driven by the exceptional amortization (€129 million) of Telepiù at Canal+ Group to offset the provision reversal and increased goodwill amortization at SFR, primarily due to the acquisition of BT’s 26% stake, which have been more than offset by the impact of the divestitures and restructuring plan at VU Net and particularly the reduction of amortization induced by the impairment losses recorded in previous years.

Impairment Losses
      In 2003, impairment losses amounted to €1,792 million compared to €18,442 million in 2002. In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some Media and Telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, €18,442 million of goodwill was written down in 2002. These impairment losses were broken down as follows: €5.4 billion for Canal+ Group, €5.3 billion for UMG, €6.5 billion for VUE, and €1.2 billion for international telecommunications and Internet assets. This impairment charge did not reflect any proportional notional impairment of goodwill originally recorded as a reduction of shareholders’ equity, which amounted to €0.7 billion in 2002.
      For further discussion on impairment losses, please refer to “Item 18 — Financial Statements — Note 4.4”.

Minority Interests
      In 2003, minority interest expense increased by 44% to €1,212 million, primarily due to the increased profitability at SFR Cegetel and Maroc Telecom and despite the acquisition of BT’s 26% stake in SFR Cegetel.

Earnings per Share — Basic and Diluted
      Net loss was significantly reduced to €1,143 million compared to €23,301 million in 2002. Vivendi Universal’s 2003 loss per share (basic and diluted) amounted to €1.07 compared to €21.43 in 2002.
Adjustments to Conform to US GAAP

	Year Ended December 31,

	2004	2003	2002

	(In millions, except per share
	amount)
Revenues	€21,254	€25,321	€40,062
Operating income (loss)(a)	3,266	940	(18,633)
Net income (loss)	2,921	(1,358)	(43,857)
Net income (loss) per share — basic	€2.73	€(1.27)	€(40.35)
Net income (loss) per share — diluted	€2.58	€(1.27)	€(40.35)

(a)	The reconciliation of the operating income as reported under French GAAP to the operating income (loss) under US GAAP is as follows:

	Year Ended December 31,

	2004	2003	2002

	(In millions)
Operating income — French GAAP	€3,476	€3,309	€3,788
Adjustments to conform to US GAAP
Impairment losses	(30)	(2,301)	(21,587)
Real estate defeased properties	21	44	182
Employee benefit plans	(21)	(66)	(69)
Amortization of SFR market share	(147)	(138)	—
Other	(33)	92	(947)

Operating income (loss) — US GAAP	€3,266	€940	€(18,633)

Comparison of 2004 versus 2003

Operating Income
      The most significant reconciling item impacting operating income in 2004 related to the amortization of SFR market share recognized under US GAAP but not under French GAAP. In 2003, as a result of the allocation of the purchase price of an additional 26% interest in SFR in January 2003, Vivendi Universal recorded a market share for an amount of €650 million. Under French GAAP, market shares are considered to be indefinite-lived assets and thus not amortized. However, they are subject to a regular impairment test. Under US GAAP, this market share was qualified as a subscriber base and determined to be amortized over periods ranging from three to five years resulting in an operating expense of €147 million in 2004 and €138 million in 2003. Furthermore, the impairment losses recorded with respect to goodwill and other intangible assets were included in the operating income under US GAAP but not under French GAAP.

Net Income (Loss)
      For the years ended December 31, 2004 and 2003, the net income (loss) under US GAAP was €2,921 million and -€1,358 million, respectively, compared to a net income (loss) of €754 million and -€1,143 million under French GAAP. In 2004, the most significant reconciling item related to the divestiture of 80% of Vivendi Universal’s interest in VUE for an amount of €2,200 million. Under French GAAP, the divestiture resulted in a capital loss of -€1,793 million (please refer to “Item 18 — Financial Statements — Note 3.1). Under US GAAP, this transaction generated a capital gain of €407 million (please refer to Item 18 — Note 32.9) since the carrying value of VUE was lower under US GAAP than under French GAAP. As of December 31, 2003, the fair value of VUE denominated in US dollars, as per the VUE/ NBC combination agreement, exceeded its carrying value also denominated in US dollars. However, Vivendi Universal’s functional currency being the euro, a cumulative foreign currency loss was recorded as a reduction to shareholders’ equity through the currency translation adjustment account. Under French GAAP, at December 31, 2003, this foreign currency loss should not be taken into consideration when determining the estimated gain or loss related to the disposition of 80% of Vivendi Universal’s interest in VUE. Therefore, this foreign currency loss had no impact on Vivendi Universal’s net income in 2003 under French GAAP. Under US GAAP, VUE qualified as assets held for sale, its carrying value was initially measured at the lower of cost or fair value less costs to sell. EITF 01-5 required that, for purposes of this measurement, the carrying value should also include that portion of the cumulative translation adjustment which would be reclassified to earnings at the time of divestiture. As a result, the carrying value of VUE was reduced and a corresponding impairment loss of €920 million was recognized in 2003. In addition, under US GAAP, long-lived assets which were part of the VUE divestiture group were no longer depreciated or amortized.
      Furthermore, amortization of goodwill under French GAAP was reversed, since goodwill ceased to be amortized under US GAAP on January 1, 2002 upon the adoption of SFAS 142, and the calculation of the impairment test was different under US GAAP. In 2004, given the recent developments surrounding the ownership of the Elektrim Telekomunikacja stake in PTC (please refer to “Item 18 — Financial State-

ments — Note 7.3”), the carrying value of Elektrim Telekomunikacja was fully impaired in the US GAAP consolidated statement of financial position, as it has been in the French GAAP consolidated statement of financial position since December 31, 2002: in 2001, the impairment related to Elektrim Telekomunikacja recognized under French GAAP included an accrual for contingent losses (€300 million) that did not meet the FAS 5 criteria for accrual and therefore was not taken into account under US GAAP. In 2003, a lower impairment loss was recorded with respect to UMG under US GAAP (€1,370 million under French GAAP versus €982 million under US GAAP).
Comparison of 2003 versus 2002

Operating Income
      The most significant reconciling items impacting operating income in 2003 and 2002 related to the impairment losses recorded with respect to goodwill and other intangible assets, which were included in the operating income under US GAAP but not under French GAAP. In 2003, under US GAAP, SFR market share amortization resulted in an operating expense of €138 million.

Net Loss
      For the years ended December 31, 2003 and 2002, the net loss under US GAAP was €1,358 million and €43,857 million, respectively, compared to a net loss of €1,143 million and €23,301 million, respectively, under French GAAP. The most significant reconciling items in both periods were goodwill amortization, since goodwill ceased to be amortized under US GAAP on January 1, 2002 upon the adoption of SFAS 142, and the impact of the impairment test, for which the calculation is different under US GAAP. In 2002, under French GAAP, in light of the deteriorating economic conditions and the impact of the higher financing cost for Vivendi Universal, an additional impairment charge of approximately €18.4 billion was recorded (representing a cumulative impairment loss of approximately €31.3 billion). Under US GAAP, Vivendi Universal adopted SFAS 142 and 144 and recorded an impairment charge of €38.2 billion. Furthermore, as of December 31, 2003, under US GAAP, the carrying value of VUE, as assets held for sale, was reduced and a corresponding impairment loss of €920 million was recognized. In addition, under US GAAP, long-lived assets which are part of the VUE divestiture group are no longer depreciated or amortized.
      In 2002, the differential accounting treatment for the sale of our investment in BSkyB also decreased US GAAP net income by approximately €1,417 million.

BUSINESS SEGMENT RESULTS
      For more information on business unit operations, see “Item 4 — Information on the Company”.
Revenues and operating income by business segment as published in 2004-2003-2002

	As Published

	Year Ended December 31,

	2004	2003	% Change	2002

	(In millions of euros)
Revenues
Canal+ Group	€3,580	€4,158	-14%	€4,833
Universal Music Group	4,993	4,974	0%	6,276
Vivendi Universal Games	475	571	-17%	794

Media	9,048	9,703	-7%	11,903
SFR Cegetel	8,317	7,574	10%	7,067
Maroc Telecom	1,627	1,471	11%	1,487

Telecom	9,944	9,045	10%	8,554
Non core operations and elimination of intercompany transactions(a)	109	584	-81%	813

Total Vivendi Universal (Excluding VUE, VE and VUP assets sold in 2003)	€19,101	€19,332	-1%	€21,270

Vivendi Universal Entertainment(b)	2,327	6,022	-61%	6,270
VUP assets sold in 2003(c)	—	128	na *	572
Veolia Environnement	—	—	na *	30,038

Total Vivendi Universal	€21,428	€25,482	-16%	€58,150

Operating Income
Canal+ Group	€198	€247	-20%	€(325)
Universal Music Group	338	70	x5	556
Vivendi Universal Games	(183)	(201)	9%	63

Media	353	116	x3	294
SFR Cegetel	2,257	1,919	18%	1,449
Maroc Telecom	673	628	7%	468

Telecom	2,930	2,547	15%	1,917
Holding & corporate	(220)	(330)	33%	(665)
Non core operations(a)	76	39	95%	(471)

Total Vivendi Universal (Excluding VUE, VE and VUP assets sold in 2003)	€3,139	€2,372	32%	1,075

Vivendi Universal Entertainment(b)	337	931	-64%	816
VUP assets sold in 2003(c)	—	6	na *	(14)
Veolia Environnement	—	—	na *	1,911

Total Vivendi Universal	€3,476	€3,309	5%	€3,788

*na:	non applicable

(a)	Corresponds to VUP activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, VTI, Vivendi Valorisation and other non-core businesses.

(b)	VUE was deconsolidated as of May 11, 2004 as a result of the divestiture (from an accounting standpoint) of 80% of Vivendi Universal’s interest in this company.

(c)	Corresponds to Consumer Press Division sold in February 2003, which was deconsolidated as of January 1, 2003, and Comareg sold in May 2003.

Revenues and operating income by business segment on a comparable basis 2004 — 2003
      Comparable basis essentially illustrates the effect of the divestiture of VUE, the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc.), the divestitures of VUP (Comareg and Atica & Scipione), Vivendi Telecom Hungary, Kencell and Monaco Telecom and the abandonment of Internet operations, and includes the full consolidation of Telecom Développement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented in a gross basis in SFR and Telecom Développement’s revenues, are presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it reduced revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.

	Comparable Basis

	Year Ended December 31,

				% Change at
				Constant
	2004	2003	% Change	Currency

	(In millions of euros)
Revenues
Canal+ Group	€3,470	€3,339	4%	4%
Universal Music Group	4,993	4,974	0%	5%
Vivendi Universal Games	475	571	-17%	-11%

Media	8,938	8,884	1%	3%
SFR Cegetel	8,317	7,537	10%	10%
Maroc Telecom	1,658	1,523	9%	11%

Telecom	9,975	9,060	10%	10%
Non core operations and elimination of intercompany transactions(a)	(20)	28	na *	na *

Total Vivendi Universal	€18,893	€17,972	5%	7%

Operating Income
Canal+ Group	€184	€95	94%	95%
Universal Music Group	338	70	x5	x5
Vivendi Universal Games	(183)	(201)	9%	0%

Media	339	(36)	na *	na *
SFR Cegetel	2,257	1,971	15%	15%
Maroc Telecom	682	642	6%	8%

Telecom	2,939	2,613	12%	13%
Holding & corporate	(220)	(330)	33%	31%
Non core operations(a)	59	(31)	na *	na *

Total Vivendi Universal	€3,117	€2,216	41%	41%

(a)	Corresponds to VTI (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation and other non-core businesses.

Comments on revenues and operating income for Media operations
      In 2004, Media operations revenues amounted to €9,048 million, down 7% compared with 2003 (representing a 3% increase on a comparable basis at constant currency).
      In 2004, Media operations operating income increased threefold amounting to €353 million (on a comparable basis it went from -€36 million in 2003 to €339 million in 2004).
      In 2003, Media operations revenues amounted to €9,703 million, down 18% compared to 2002, while operating income amounted to €116 million, down 60% compared to 2002.
Canal+ Group

	Year Ended December 31,

					Comparable
	As Published				Basis(a)

	2004	2003	% Change	2002(b)	% Change

	(In millions of euros, except for margins)
Revenues
Pay-TV — France	€2,861	€2,813	2%	€2,663	3%
Film — StudioCanal	394	351	12%	455	12%
Other	325	994	-67%	1,715	8%

Total Canal+ Group	€3,580	€4,158	-14%	€4,833	4%
Operating income (loss)	€198	€247	-20%	€(325)	94%
Operating margin(%)	6%	6%	stable	na*	+2 points
Subscriptions (in thousands)(c)
Analog	2,455	2,611	-6%	2,864
Digital	1,917	1,738	10%	1,613

Individual subscribers	4,372	4,349	1%	4,477
Collective	402	375	7%	363
Overseas	181	183	-1%	178

Total Canal+ (premium channel)	4,955	4,907	1%	5,018
CanalSatellite	2,989	2,751	9%	2,520
NC Numericâble	436	423	3%	407

Total subscriptions in France	8,380	8,081	4%	7,945

(a)	Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc.) as if these transactions had occurred at the beginning of 2003.

(b)	Please note that to better reflect the performances of each separate business, Canal+ Group has reallocated dedicated operations and holding costs to each appropriate business line. These amounts were previously reported in “other”. As a consequence, breakdown of revenues and operating income by business differs from figures published in 2002.

(c)	Individual and collective subscriptions differ from 2002 published data, which included only individual subscriptions.

2004 versus 2003
      Canal+ Group reported revenues of €3,580 million in 2004, up 4% as compared to 2003 on a comparable basis.
      For 2004, Canal+ Group reported operating income of €198 million, up 94% as compared to the previous year on a comparable basis. With positive operating income for the second consecutive year, Canal+ Group confirmed the steady strengthening of its economic situation. This strong performance also reflected the ongoing effects of the strategic recovery plan implemented since 2003.

Pay TV — France:
      Revenues of Canal+ Group’s core business, French pay-TV, amounted to €2,861 million in 2004 and increased 3% as compared to 2003 on a comparable basis. At the end of 2004, Canal+ Group’s portfolio had nearly 8.4 million subscriptions (individual and collective, in France and French overseas territories) to its pay-TV offerings in France, a net increase of 300,000 subscriptions in one year.
      In 2004, Canal+, the premium channel, increased its number of subscriptions for the first time since 2000. On December 31, 2004, its portfolio reached 4.95 million subscriptions, representing a net increase of 48,000 subscriptions compared to the previous year. Over the course of 2004, the premium channel totaled more than 550,000 new subscriptions and achieved a significant churn rate decrease (-2 percentage points), which fell below 11%. In 2004, Canal+ strengthened its premium offer, in particular by signing an agreement with the French movie industry and securing exclusivity rights to France’s top soccer league for three seasons (2005 to 2008).
      CanalSatellite continued its growth, ending 2004 with 2.99 million subscriptions (a net increase of 238,000) and achieved a 0.5 percentage point churn rate decrease to 8.6%.
      French pay-TV’s operating income amounted to €151 million in 2004, up 18% compared to the previous year on a comparable basis. This improved result of the group’s core business was mainly due to revenue growth in addition to savings resulting from the strategic recovery plan.

Film — StudioCanal:
      Canal+ Group’s movie business increased revenues by 12% to €394 million in 2004, primarily due to successful theatrical releases (Les Rivières Pourpres 2, Podium, Comme une Image, Bridget Jones 2) and the strong performance of DVDs, including Les Nuls, L’Intégrule 1 & 2 and De Caunes & Garcia.
      With operating income of €38 million in 2004, the group’s movie business grew 57% as compared to 2003 on a comparable basis, highlighting the turnaround of StudioCanal over the last two years. This improved performance resulted mainly from the commercial performance of the 2004 theatrical line-up and successful DVD sales.

Other:
      In 2004, “Other” mainly includes French soccer club PSG and Cyfra+.
      PSG’s strong revenues and operating income are mainly attributable to the club’s performance over the different championships: PSG won the French Cup in 2004, ranked number two in the 2003-2004 season of the French National Football League 1 and qualified for the 2004-2005 Champions League championship.
      With nearly 700,000 subscribers in 2004, Cyfra+ confirmed its leadership over other digital platforms in Poland. Cyfra’s operating income was positive for the second year in a row.
      2003 versus 2002
      In 2003, actual revenues at Canal+ Group decreased by 14% to €4,158 million as a result of divestitures made in 2003 and described in “Item 4 — 2003 Developments”.
      Canal+ Group ended 2003 with an operating income of €247 million, compared to an operating loss of €325 million in 2002. Operating income in 2003 included, in particular, a provision reversal impacting Telepiù’s operating income of €129 million before its disposal in April 2003. This provision on a contract with a channel was reversed when Telepiù reached a high enough number of subscribers to make the contract profitable.

Pay-TV — France:
      Revenues from the French pay-TV operations, Canal+ Group’s core business, increased 6% to €2,813 million in 2003. Canal+ Group ended 2003 with nearly 8.1 million subscriptions to its Canal+ pay-TV offerings in France, representing a net growth of approximately 135,000 subscriptions for the year. With 4.9 million subscriptions at December 31, the Canal+ premium channel significantly limited the forecast decline in its subscriber base to a net of approximately 110,000, primarily due to the sustained level of commitments from new subscribers whose number rose 10% during the year. The churn rate remained at industry-comparable low levels of 12.9%, or 11.8% excluding the impact of special commercial offers not repeated in 2004 which allowed free cancellations. This compares with 10.6% in 2002. CanalSatellite continued to grow, ending the year with 2.8 million subscriptions, for a net annual increase of approximately 230,000 subscriptions. The churn rate was up slightly at 9.1% compared to 8.4% in 2002.
      Operating income was €128 million in 2003, which was double that reported in 2002. All of the operations (premium channel, theme channels, satellite and cable packages and operations in the French overseas departments and territories) contributed to the increase. The strong operating performances were achieved through revenue growth, restructuring efforts and cost savings.

Film — StudioCanal:
      StudioCanal revenues fell 23% to €351 million in 2003, in line with the company strategy to be more selective in its movie investments. StudioCanal’s Les Nuls, l’Intégrule ranked number one among France’s best-selling videos and DVDs during the holiday season, with nearly one million copies sold, an unprecedented achievement for a comedy DVD in France.
      Operating income in 2003 was positive at €26 million (compared to a €95 million operating loss in 2002) due to the benefits of the company’s restructuring, the introduction of a new editorial policy, and the decision to discontinue in-house movie production.

Other:
      Other includes non-strategic or non-profitable companies which were disposed of in 2003, either outside of France (pay-TV businesses including Telepiù, Canal+ Nordic and Canal+ Benelux) or in France (Canal+ Technologies, certain Expand activities), as well as Cyfra+ and PSG.
      While revenues of this group of companies, at €994 million in 2003, fell 42% due to scope changes, operating income rose due to the positive contribution of most of the companies concerned. In particular, Cyfra+ in Poland reported operating income for the first time in 2003. The subscriber portfolio grew 5% to 670,000 at the end of 2003, representing approximately one million subscriptions to the different premium offers (Canal+ and HBO MaxPak) and to the digital platform Cyfra+.

Universal Music Group

	Year Ended December 31,

	As published

	2004	2003	% Change	2002

	(In millions of euros, except for
	margins)
Revenues
North America(a)	€1,985	€1,895	5%	€2,670
Europe(a)	2,003	2,044	-2%	2,418
Asia(a)	455	516	-12%	563
Rest of the World(a)	216	193	12%	263

	€4,659	€4,648	0%	€5,914
Publishing	372	370	1%	412
Intersegment elimination	(38)	(44)	-14%	(50)

Total UMG	€4,993	€4,974	0%	€6,276
Operating income	€338	€70	x5	€556
Operating margin(%)	7%	1%	+6 points	9%
Market shares(b)
North America	29.9%	27.9%		31.7%
Europe	26.7%	25.6%		27.1%
Asia	12.8%	13.4%		12.0%
Rest of the World	na *	na *		na *

Total UMG	24.7%	23.5%		25.4%
Music market growth(b)
North America	4.1%	-5.9%		-8.2%
Europe	-5.1%	-8.5%		-4.1%
Asia	-5.1%	-9.8%		-10.3%
Rest of the World	na *	na *		na *

Total UMG	-0.8%	-7.6%		-7.2%

Best selling titles	Artist	Units	Artist	Units	Artist	Units

	(Units sold, in millions)
	Eminem	9	50 Cent	9	Eminem	14
	U2	8	t.A.T.u.	4	Shania Twain	8
	Shania Twain	5	Eminem	3	Nelly	8
	Guns N’Roses	5	Sheryl Crow	3	8 Mile OST	6
	Black Eyed Peas	4	Toby Keith	3	U2	5
% of top 15 of total units sold		13%		10%		14%

*	na: not applicable

(a)	In 2003, revenues by country included publishing revenues. In 2004, to better reflect the economic reality, revenues by country did not include publishing revenues, which are now presented on a separate line. As a result, 2002 and 2003 data differs from that published in 2003.

(b)	Music market and market share data for 2004 are UMG estimates using the IFPI methodology. Music market and market share data for 2003 and 2002 are IFPI data.
     2004 versus 2003
      UMG’s revenues of €4,993 million were up slightly (+0.4%) in 2004 compared to 2003, despite significant adverse currency movements.
      At constant currency, revenues were up 5% with better than market performances particularly in North America and the UK, more than offsetting market weakness across most of continental Europe and lower sales in the Music Clubs. Revenues in Asia were down versus 2003. However, there was a rebound in both Latin America and Australasia. Digital sales of recorded music, including downloads and ringtones, represented approximately 2% of total revenues. UMG estimates that its worldwide market share reached 24.7% in 2004 compared to 2003’s market share of 23.5% as measured by IFPI. US album unit sales, as measured by Nielsen SoundScan, rose 2% versus 2003 with UMG outperforming the market with a 7% increase. According to Nielsen SoundScan, UMG’s market share grew from 28.1% in 2003 to 29.6% in 2004.
      Best sellers for 2004 included new releases from Eminem, U2, and Nelly, carryover sales from 2003 releases from Black Eyed Peas and Hoobastank and Greatest Hits collections from Shania Twain, Guns N’ Roses and George Strait. Other major sellers were debut releases from several new artists, including Ashlee Simpson, Kanye West, JoJo, and Lloyd Banks. UMG UK enjoyed an exceptional year for breaking new artists, such as best selling debut releases from Scissor Sisters and Keane. Local repertoire continued to make a significant contribution to activity and regional best sellers included: Rammstein, Rosenstolz, The Rasmus, Calogero, and Michel Sardou in Europe; Hikaru Utada, Kou Shibasaki and Moriyama Naotaro in Japan; and Ivete Sangalo and Juanes in Latin America.
      Operating income of €338 million in 2004, compared to €70 million in 2003, reflected the better than market sales performance, lower marketing expenses, the other results of the company’s cost reduction program.
      The strong operating performance was partly offset by higher amortization costs, primarily due to a reduction in the period that music and music publishing catalogs were amortized from 20 to 15 years, and an impairment charge in respect of UMG’s Music Clubs in the UK and France prior to their sale in December 2004. Results in 2003 included a charge relating to an unfavorable decision after trial in a lawsuit currently under appeal. Operating margins improved to 7% of revenues in 2004 from 1% in 2003.

2003 versus 2002
      UMG’s revenues of €4,974 million in 2003 were 21% below 2002 due to adverse currency movements, weakness in the global music market, and a lower number of releases from global superstars. Growth in Japan and the UK was more than offset by declines in the US, Germany, and France. The global music market declined an estimated 7% in 2003 due to the combined impact of pressed disc and CD-R piracy, illegal downloading of music from the Internet, and increased competition from other forms of entertainment such as DVDs. UMG’s top 15 album releases accounted for 10% of unit volume in 2003 versus 14% in 2002. Best sellers included 50 Cent, which was the number one best seller of the year in the US and strong carryover sales from 2002 releases by t.A.T.u. and Eminem. Other major sellers in 2003 were from Sheryl Crow, Toby Keith, Black Eyed Peas, with very strong sales outside of North America, and from Sting and Busted, who had two albums in the year selling over 1 million units.
      In 2003, operating income at UMG declined 87% to €70 million. This decline reflected the margin impact of the decline in revenue and a higher proportion of lower margin activity. Lower marketing and catalog amortization expenses offset restructuring costs incurred as a result of reorganizing businesses primarily in the US and Europe and a substantial increase in legal charges, primarily the cash deposit made with the United States District Court in connection with UMG’s appeal of an unfavorable decision after trial in a lawsuit brought by TVT Records and TVT Music, Inc. (the TVT matter).

Vivendi Universal Games

	As published

	Year ended December 31,

	2004	2003	% change	2002

	(In millions of euros, except for margins)
Revenues	€ 475	€ 571	-17%	€794
Operating income (loss)	(183)	(201)	9%	63
Operating margin(%)	na *	na *	na *	8%
% sales
PC	46%	38%		59%
Console	48%	62%		40%
Online and Other	6%	—		2%
Breakdown of revenues
North America	56%	55%		63%
Europe	34%	34%		27%
Asia Pacific and ROW	10%	11%		10%

Best selling titles	• Half-Life 2	• Simpsons Hit and Run	• Warcraft III
	• Simpsons Hit and Run	• Hulk	• Fellowship of the Ring
	• Crash Twinsanity	• Crash Nitro Kart	• Crash V
	• World of Warcraft	• Warcraft III expansion pack	• The Thing
	• Spyro: A Hero’s Tail	• Hobbit	• Spyro I

*	na: not applicable

2004 versus 2003
      In spite of the improved performance of the fourth quarter, VU Games’ revenues in 2004 amounted to €475 million, down 17% as compared to 2003 (11% at constant currency). Best-sellers in 2004 included two critically acclaimed new releases — the global release of Half-Life 2, the sequel to one of the best-selling PC games in history, and the launch of the highly anticipated subscription-based, MMO game World of Warcraft in North America, Australia, and New Zealand. At December 31, 2004, Half-Life 2 had sold an estimated 1.7 million units globally and was a top-selling PC game in most major markets including Germany, the UK, Nordic countries, France, Italy, Spain, and the US. World of Warcraft is the fastest-growing game in its category, achieving more than 600,000 active accounts since its commercial launch in November 2004 and is the largest MMO in North America. However, due to its year-end launch, subscription revenues from World of Warcraft had only a modest impact on VU Games’ 2004 revenues.
      Best-sellers in 2004 also included the following new releases: Crash Twinsanity, Spyro: A Hero’s Tail, Riddick and Baldur’s Gate: Dark Alliance II, as well as very strong continuing sales of last year’s highly successful Simpsons: Hit & Run.
      In 2004, VU Games’ operating loss was €183 million compared to €201 million in 2003. Excluding one-time costs associated with the turnaround plan (approximately €95 million),VU Games’ operating loss in 2004 was reduced significantly compared to the prior year. These one-time costs included write-offs of certain projects and titles, along with significant restructuring expenses associated with the cost of reducing staff numbers in North America and Europe.

2003 versus 2002
      VU Games’ revenues in 2003, comprised of a balanced mix of original content (45%), licensed properties (40%) and third-party releases (15%), decreased to €571 million in 2003, 28% below 2002.

      Operating loss in 2003 amounted to €201 million compared to an operating income of €63 million in 2002 mainly reflecting lower gross margins on declining revenues and the write-off of R&D expenses (€54 million, please refer to “Item 18 — Financial Statements — Note 1”). A weaker release schedule in 2003 compared to the prior year compounded by slippage resulted in lower revenues, higher returns, price protection, and products and advance write-offs.
Comments on revenues and operating income for Telecommunications operations
      In 2004, Telecommunications operations revenues amounted to €9,944 million, up 10% from 2003 (10% increase on a comparable basis at constant currency).
      Telecommunications operations operating income amounted to €2,930 million, up 15% from 2003 (13% increase on a comparable basis at constant currency).
      In 2003, Telecommunications operations revenues amounted to €9,045 million, up 6% from 2002, while operating income amounted to €2,547 million, up 33% on 2002.
SFR Cegetel

	Year Ended December 31,

					Comparable
	As Published				basis(a)

	2004	2003(b)	% change	2002(b)	% of variation

	(In millions of euros, except for margins)
Revenues
Network revenues	€6,850	€6,338	8%	€5,800	10%
Equipment sales, net	433	370	17%	316	17%
Other (including connection fees and intercompany transactions)	(100)	41	na*	46	na*

Mobile	€7,183	€6,749	6%	€6,162	10%
Fixed and Internet	1,134	825	37%	905	12%

Total SFR Cegetel	€8,317	€7,574	10%	€7,067	10%
Operating Income	€2,257	€1,919	18%	€1,449	15%
Operating margin(%)	27%	25%	+2 points	21%	+1 point
MOBILE OPERATIONS(c)
Number of customers (end of period, in thousands)
Postpaid	9,601	8,501	13%	7,187
Prepaid	6,219	6,223	0%	6,360

Total number of customers(d)	15,820	14,724	7%	13,547
Market share	35.5%	35.3%	+0.2 point	35.1%
Annual rolling ARPU (in €/year)(e)
Postpaid	€603	€635	-5%	€674	-4%
Prepaid	183	176	4%	162	5%

Total	€432	€431	0%	€424	2%
Churn rate (in %/year)
Postpaid	13%	13%	+0 point	21%
Prepaid	36%	36%	+0 point	33%

Total	24%	24%	+0 point	27%

	Year Ended December 31,

					Comparable
	As Published				basis(a)

	2004	2003(b)	% change	2002(b)	% of variation

	(In millions of euros, except for margins)
FIXED OPERATIONS
Breakdown of revenues (before SFR
Cegetel intercompany transactions)
Revenues(f)	1,435	825	74%	905	11%
Residential and professional(%)	26%	46%	ns*	48%	-3 points
Corporate(%)	27%	54%	ns*	52%	-3 points
Wholesale(%)	47%	0%	ns*	0%	+6 points
Customers (end of period, in thousands)
Residential and professional(g)	1,722	1,472	17%	3,286
DSL	244	ns*	ns*	ns*
Total DSL (incl. third parties)	699	ns*	ns*	ns*
DSL unbundled	337	ns*	ns*	ns*
Corporate Data sites	28.0	20.3	38%	12.4
Backbone switched traffic (minutes, in billions)	42	40	5%	34

*na:	not applicable; ns: non significant

(a)	Comparable basis illustrates the full consolidation of Telecom Développement as if the merger had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004. In order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, sales of services to customers managed by SFR Cegetel on behalf of content providers, previously presented in a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At SFR Cegetel, it resulted in a reduction in revenues by €168 million in 2004.

(b)	Please note that because of the merger of SFR and Cegetel Groupe S.A., and to better reflect the performances of each separate business, SFR Cegetel has reallocated holding and other revenues, which were previously reported in the “fixed and other” line renamed “fixed and internet”, to the “mobile” line. As a consequence, SFR Cegetel’s breakdown of results by business in 2002 and 2003 differs from figures published in 2003.

(c)	Including mainland France (SFR) and La Réunion (French overseas department) (SRR).

(d)	Source: ARCEP.

(e)	ARPU is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ARCEP total customer base for the last twelve months.

(f)	In order to better reflect the economic reality of fixed operations, Cegetel revenues are presented before inter-company transactions, which increased in 2004 following Telecom Développement consolidation.

(g)	In order to better reflect the economic reality of fixed operations, this line now presents only residential and professional active voice customers. As a result, the number of residential and professional customers differs from data presented in 2003.

2004 versus 2003
      SFR Cegetel revenues increased by 10% (also 10% on a comparable basis) to €8,317 million in 2004. Operating income grew 18% (15% on a comparable basis) to €2,257 million.

Mobile:
      The contribution of the mobile telephony activity to SFR Cegetel revenues increased by 6% (10% on a comparable basis) to €7,183 million in 2004, mainly reflecting the year-on-year increase in the customer base combined with a slight increase in blended ARPU. This performance was achieved despite the fixed to mobile voice termination rate cut of 12.5% on January 1, 2004.

      In 2004 (and for the second year in a row, as measured by ARCEP), SFR (including SRR) became the market leader in net adds with a 38% market share and 1,095,000 new net customers, taking its registered customer base to 15.82 million, a 7% increase against 2003. SFR increased its market share in the French mobile market to 35.5% compared to 35.3% at the end of December 2003.
      The improved customer mix to 60.7% postpaid customers at the end of 2004, against 57.7% in 2003 combined with improved use of data services led to an increase of 2% on a comparable basis in the annual rolling blended ARPU to €432.
      In 2004, SFR strengthened its position as reference operator for mobile multimedia services in France by becoming the first operator to offer 3G services to the consumer market in France in early November. Additionally, the success of Vodafone live! was confirmed with more than 2.23 million customers registered to the mobile multimedia services portal at the end of 2004.
      This contributed to a sharp increase in data services use with 4.5 billion text messages (SMS) and 37 million multimedia messages (MMS) sent by SFR customers in 2004 (against 3.4 billion and 6 million, respectively, in 2003) and a 31% growth in data ARPU to €52. Data revenues represented 11% of network revenue in 2004, compared to 9% in 2003.
      For 2004, mobile activity operating income grew 20% (also 20% on a comparable basis) to €2,332 million, due to continued strong control of customer acquisition and retention costs (12% of network revenues compared to 13% in 2003) and the recording of €48 million of positive, non-recurring items versus €26 million in 2003.

Fixed and Other:
      The contribution of fixed telephony and Internet activity to SFR Cegetel revenues increased by 37% to €1,134 million (12% on a comparable basis), driven mainly by growing retail and wholesale broadband Internet along with the strong performance of the Cegetel corporate division.
      Cegetel achieved strong commercial performance in the broadband Internet market during the fourth quarter of 2004 with 12%(5) of market net adds, compared to 9% for the third quarter, even though this activity was only launched commercially in March 2004. Cegetel ended 2004 with 699,000 DSL customer lines(6) including wholesale and more than 244,000 DSL retail customer lines.
      Cegetel efforts to roll-out a broadband Internet network since the beginning of 2004 are also reflected by the number of unbundled lines, which represent 21%(7) of the French market’s unbundled lines at the end of 2004 against 7% at the end of June 2004.
      As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004 and despite the growth in revenues and the recording of positive non-recurring items amounting to €74 million (versus €31 million in 2003), the fixed telephony and Internet activity reported operating losses of €75 million in 2004, compared to a loss of €29 million for the same period in 2003 (and income of €24 million on a comparable basis).

2003 versus 2002
      SFR Cegetel reported strong performance in 2003 with consolidated revenue growth of 7% to €7,574 million. Operating income increased by 32% to €1,919 million compared to €1,449 million in 2002, mainly reflecting efficient cost management.

(5)	Cegetel 2004 fourth quarter net increase in the number of direct broadband customers, according to market data disclosed by ARCEP on January 17, 2005.

(6)	DSL lines include ADSL lines and, marginally, Turbo DSL lines.

(7)	Cegetel number of DSL unbundled lines at the end of December 2004 according to market data disclosed by ARCEP on January 17, 2005.

Mobile:
      Mobile telephony revenues increased 10% to €6,749 million in 2003, driven by significant growth in the customer base and a strong annual rolling ARPU. SFR increased its market share in the French mobile market to 35.3% at the end of December 2003, against 35.1% at the end of December 2002. In 2003 and for the first time ever, SFR (including SRR) became the market leader in net adds with a 38% market share, recording 1,177,500 new net customers and taking its registered customer base to 14.7 million, a 9% increase over 2002. This positive performance was primarily achieved due to strong market share on postpaid net adds (43%). Furthermore, SFR is actively taking measures to attract and increase the loyalty of postpaid customers resulting in a 7.1 percentage point churn rate decline to 13.4% in 2003. The number of prepaid customers declined by 136,900 or 2% compared to flat overall growth in the total market.
      Annual rolling ARPU grew 1.7% to €431 in 2003, despite the fixed incoming call tariff decrease of 15% on January 1, 2003. This favorable ARPU trend is explained by an improved customer mix and increased usage in 2003: postpaid customer base grew 18% (compared to 14% market growth) to 8.5 million, improving the customer mix to 57.7% at the end of December 2003, against 53% at the end of December 2002 while overall voice usage increased 7% year-on-year to 256 minutes per average customer per month.
      In addition, the number of multimedia customers more than doubled, exceeding 2.3 million at the end of December 2003. The growing adoption of multimedia mobile services by SFR customers was confirmed, with approximately 330,000 customers (as at December 31, 2003) for the new multimedia service portal Vodafone live! launched in November 2003 (and approximately 410,000 customers at end of January 2004) and 3.3 billion text messages (SMS) and 6 million multimedia messages (MMS) sent in 2003.
      Growth in the customer base, strong annual rolling ARPU, declining customer acquisition costs per gross addition (-10% excluding promotions) resulting from efficient cost management and a strong reduction in bad debt increased profitability and increased operating income by 25% to €1,948 million in 2003.

Fixed and Internet:
      Fixed telephony revenues declined 9% to €825 million in 2003 primarily due to the unfavorable impact of year end 2002 voice price decreases and an unfavorable traffic mix. Operating losses decreased by 75% to €29 million in 2003 mainly due to improved cost management and favorable non-recurring events that more than offset the revenue decline.

Maroc Telecom

	Year ended December 31,

					Comparable
	As published				basis(a)

					% of
	2004	2003	% change	2002	variation

	(In millions of euros, except for margins)
Revenues
Network revenues	600	505	19%	447	19%
Equipment sales, net	93	79	18%	96	18%
Other (including connection fees and intercompany transactions)	208	192	8%	203	8%
Mauritel (mobile)	20	—	na*	—	20%

Mobile	921	776	19%	746	16%
Voice revenues	604	608	-1%	645	-1%
Data and Internet revenues	73	70	4%	60	4%
Other (including connection fees, data, Internet and intercompany transactions)	325	360	-10%	361	-10%
Mauritel (fixed)	14	—	na*	—	7%

Fixed and Internet	1,016	1,038	-2%	1,066	-3%
Elimination of intercompany transactions	(310)	(343)	na*	(325)	na*

Total Maroc Telecom	1,627	1,471	11%	1,487	9%
Operating income	673	628	7%	468	6%
Operating margin(%)	41%	43%	-2 points	31%	-1 point
Mobile(b)
Number of customers (end of period, in thousands)	6,361	5,214	22%	4,598
% of prepaid customers	96%	96%	stable	96%
Market share(c)	68%	71%	-3 points	74%
ARPU (in €/month)(d)
Postpaid	72	76	-5%	81
Prepaid	9	9	0%	10

Total	11	11	0%	12
Churn rate (in %/year)
Postpaid	16%	20%	na*	22%
Prepaid	11%	12%	na*	12%

Total	12%	12%	na*	12%
Fixed and Internet (in thousands)(b)
Number of lines(e)
Residential	890	871	2%	801
Public phone(f)	136	92	48%	78
Professional and corporate	283	256	11%	248

Total	1,309	1,219	7%	1,127
Number of Internet subscribers(g)	105	47	123%	34

*na: not applicable

(a)	Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred at the beginning of 2003. In addition, the comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, sales of services to customers managed by Maroc Telecom on behalf of content providers, previously presented in a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At Maroc Telecom, the impact was immaterial.

(b)	Maroc Telecom only

(c)	Source: ANRT.

(d)	Maroc Telecom ARPU is defined as revenues (from incoming and outgoing calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

(e)	Excluding Internet customers.

(f)	“Téléboutique” lines and Maroc Telecom’s public phones.

(g)	2003 and 2002 data differs from data published in 2003 as it includes ADSL customers and leased lines.

2004 versus 2003
      Maroc Telecom revenues amounted to €1,627 million in 2004, up 11% on 2003 (and 11% on a comparable basis at constant currency).
      Maroc Telecom 2004 operating income grew by 7% to €673 million (8% at constant currency on a comparable basis). This positive revenue performance was partially reduced by higher acquisition costs, mainly mobile (customer base gross increase of +585,000 compared to 2003), the escalation of advertising campaigns and the accounting of a non-recurring provision accrual for the voluntary departure plan for employees to be implemented in 2005 (€14 million as of December 31, 2004).

Mobile:
      Mobile revenues in 2004 totaled €921 million, up 19% as compared to 2003 (19% on a comparable basis at constant currency) driven by continuing customer base growth (+22%) to approximately 6.4 million customers. This growth was also driven by equipment sales to new customers and the positive performance of prepaid ARPU (up 2% to €8.6), reflecting consumption stimulated by more promotions and the launch of the MAD 20 (€1.8) scratch card.
      In a highly competitive environment, Maroc Telecom focused on increasing customer loyalty: the prepaid customer churn rate declined by 1 percentage point from 12% in 2003 to 11% in 2004 and the postpaid customer churn rate fell by 4 percentage points from 20% in 2003 to 16% in 2004.

Fixed and Internet:
      Fixed telephony and Internet revenues in 2004 were €1,016 million in 2004, a decrease of 2% as compared to 2003 (down 1% on a comparable basis at constant currency). This decline was essentially due to a tariff reduction on leased line prices applied retroactively from January 1, 2004, impacting the level of services invoiced by the fixed activity to the mobile one. Excluding the impact of this tariff reduction, revenues in 2004 increased 2% (3% on a comparable basis at constant currency) as compared to 2003 due to a 7% growth in the customer base to 1.3 million customers at the end of 2004, the growth in incoming international traffic (+17%) and the success of the ADSL launch (approximately 60,000 subscribers at the end of 2004 compared with approximately 2,600 subscribers at the end of 2003), and in spite of a decrease in the average traffic per user.

2003 versus 2002
      In 2003, Maroc Telecom revenues were €1,471 million, down 1% as compared to 2002.
      Mobile revenues, representing 43% of 2003 total revenues, increased 8.5% as compared to 2002, as a result of a larger customer base. Mobile customers at year end 2003 increased 13% by 617,000 to 5,214,000.

      Fixed-line revenues were stable, with the increase in incoming mobile calls and Internet offset by lower national voice traffic and the loss of Meditel’s (the mobile competitor) international traffic. Maroc Telecom’s fixed-line customer base increased by 92,000 new customers to reach 1,219,000.
      Operating income was up 34% to €628 million in 2003 mainly driven by operational improvement, the impact of 2002 restructuring measures, lower bad debt, lower mobile customer acquisition costs and a reduction in selling, general and administrative expenses.
Comments on revenues and operating income for Holding & Corporate and Other
Holding & Corporate

2004 versus 2003
      In 2004, Holding & Corporate operating income improved by 33%, with operating losses reduced from €330 million to €220 million. This improved performance was mainly achieved through ongoing significant reductions in operating expenses at the Paris headquarters and New York office.

2003 versus 2002
      Following restructuring measures taken in 2002 to reverse the trend on what was one of the group’s leading causes of losses, operating losses have been reduced by one half from €665 million to €330 million.
Other

	As published

	Year ended December 31,

	2004	2003	2002

	(In millions of euros)
Revenues
Vivendi Telecom International	€125	€340	€461
Internet	—	79	174
Other businesses	(16)	165	178

Non core operations and elimination of intercompany transactions	€109	€584	€813

Vivendi Universal Entertainment	2,327	6,022	6,270
VUP assets sold in 2003	—	128	572
Veolia Environnement(a)	—	—	30,038

Total Revenues	€2,436	€6,734	€37,693

Operating income
Non core operations	€76	€39	€(471)
Vivendi Universal Entertainment	337	931	816
VUP assets sold in 2003	—	6	(14)
Veolia Environnement(a)	—	—	1,911

Total Operating Income	€413	€976	€2,242

(a)	VE’s published figures may differ from the figures presented in Vivendi Universal’s Consolidated Financial Statements, primarily due to the elimination of non-material inter-company transactions. Moreover, Vivendi Universal’s definition of operating income differs from VE’s definition of EBIT used in their December 31, 2002 accounts, which does not include restructuring charges of €56 million.

2004 versus 2003
      Vivendi Telecom International. Revenues and operating income declines in 2004 were mainly due to changes in scope (mainly Kencell in May 2004 and Monaco Telecom in June 2004).
      Other operations. Other operations reported negative revenues of €16 million in 2004 mainly from inter-company transactions. Operating income amounted to €42 million in 2004 compared to €23 million in 2003.
      Vivendi Universal Entertainment. From May 11, 2004, Vivendi Universal ceased to consolidate VUE following the completion of the NBC-Universal transaction. As a result, comparison of VUE’s contribution to Vivendi Universal’s accounts in 2004 and 2003 is not relevant. For more details on the NBC-Universal transaction, please refer to “Item 4 — 2004 Developments”.
      From January 1, 2004 to May 11, 2004, VUE’s revenues amounted to €2,327 million. Over the period, VUE’s revenues notably benefited from Universal Pictures Group’s (UPG) strong revenues, which amounted to €1,510 million, due to the successes of DVD releases of key titles such as American Wedding, Cat in the Hat, The Rundown, Intolerable Cruelty and Lost in Translation and of theatrical releases of Along Came Polly, Dawn of the Dead, Connie and Carla and Van Helsing. VUE’s revenues also benefited from Universal Television Group’s (UTG) strong revenues, which amounted to €722 million, in particular due to increased licensing revenues for Law & Order: Special Victims Unit, increased production volume of other shows and stronger advertising and affiliate revenues at Universal Television Networks, which includes USA Network and Sci Fi Channel. Universal Parks & Resorts (UPR) and Other revenues were €95 million.
      From January 1, 2004 to May 11, 2004, VUE’s operating income amounted to €337 million and mainly benefited from strong performance at UTG and increases, over a comparable period, in theme park attendance at Universal Studios Hollywood.

2003 versus 2002
      Vivendi Telecom International. Revenues and operating income declines in 2003 were principally due to scope changes, notably the divestiture of fixed-line telecommunications in Hungary in May 2003.
      Internet. Revenues decline and the strong reduction in operating losses in 2003 reflect the ongoing restructuring plan.
      Other businesses. Operating income amounted to €23 million in 2003 compared to operating losses of €299 million in 2002. This strong improvement was achieved due to reduced losses in real estate. In 2002, operating losses were mainly impacted by non-recurring provisions.
      Vivendi Universal Entertainment. In 2003, VUE’s revenues amounted to €6,022 million, down 4% as compared to 2002 (€6,270 million). Strong performances at UPG and UTG were mainly offset by lower revenues at UPR, adverse currency movements and scope changes.
      Operating income was up 14% to €931 million (versus €816 million in 2002).
      Universal Pictures Group. UPG’s revenues decreased 5% to €3,664 million in 2003 as compared to 2002 (€3,861 million); the theatrical and DVD success of Bruce Almighty, 2 Fast 2 Furious, Johnny English and Seabiscuit being more than offset by adverse currency movements. UPG’s revenues also benefited from strong theatrical performances of American Wedding and Love Actually and the DVD success of library releases including Scarface and Animal House.
      Operating income decreased 18% to €545 million in 2003 as compared to 2002.
      Universal Television Group. Revenues at UTG were up 21% to €1,840 million in 2003 as compared to 2002 (€1,525 million) mainly reflecting the consolidation, from May 8, 2002, of IAC’s entertainment assets. Revenues from television production benefited from the continued strong performance of the three shows in the Law & Order franchise, as well as the debut of several other productions in 2003.
      Operating income increased 25% to €535 million in 2003 as compared to 2002, reflecting the consolidation, from May 8, 2002, of IAC’s entertainment assets and driven by the continued success of the

Law & Order franchise and higher margins on sales of library products. At Universal Television Networks, which includes USA Network and the Sci Fi Channel, increases in advertising sales and affiliate fees were offset by investments in acquired and original programming.
      Universal Parks & Resorts and Other. The revenues of UPR and Other fell 41% to €518 million in 2003 as compared to 2002 (€885 million) due to scope changes with the divestiture of Spencer Gifts on May 30, 2003 and revenue decline at Universal Studios Hollywood and Universal Studios Japan, resulting from ongoing security concerns and the associated softness in the tourism market. These declines were slightly offset by strong performance at Universal Studios Networks, a group of international cable channels, which was driven by the growth in subscriber numbers and affiliate fees.
      Operating losses were reduced from €275 million in 2002 to €149 million in 2003 due to a gain realized on the sale of hotel properties located at Universal Studios Hollywood and improved performances at Universal Studios Networks due to higher affiliate fees and subscriber numbers combined with reduced overhead costs.
      Veolia Environnement. In 2002, total revenues for VE were €30,038 million, out of which €28,073 million related to core businesses. VE’s operating income was €1,911 million.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity Management and Capital Resources
      Financial Net Debt of the company amounted to €3.1 billion as of December 31, 2004 and has been divided by 11.3 since December 31, 2000. Its evolution is presented below:

	Year Ended December 31,

	2004 as		2003 as		2002 as
	Published		Published		Published		2001(a)		2000(a)

	(In millions of euros)
Long-term debt(b)	€4,549	72%	€9,621	67%	€10,455	53%	€27,777	66%	€23,954	62%
Bank overdrafts and other short-term borrowings(b)	1,744	28%	4,802	33%	9,177	47%	14,003	34%	14,852	38%

Financial gross debt	6,293	100%	14,423	100%	19,632	100%	41,780	100%	38,806	100%
Cash and cash equivalents(b)	(3,158)		(2,858)		(7,295)		(4,725)		(3,271)

Financial Net Debt	€3,135		€11,565		€12,337		€37,055		€35,535

(a)	Up to 2001, Vivendi Universal used a notion corresponding to Financial Net Debt less other marketable securities, short-term loan receivables, and net interest-bearing long-term loan receivables.

(b)	As presented in the Consolidated Statement of Financial Position.
      In 2004, cash flow generated by the businesses has been partially reduced by the dividends paid by the telecommunications businesses to their minority shareholders (€1.8 billion was paid to them out of a total of €3.8 billion, please refer to “— Consolidated Cash Flows — Net cash provided by (used for) investing and financing activities”). Beginning in 2003, access to cash flow within the businesses has improved dramatically, as the restrictions (ring fencing) on VUE were substantially eased in June 2003, and SFR Cegetel made its first dividend distribution. Shareholders of the latter also adopted a quarterly dividend distribution policy starting 2004. As a result, cash flow after interest and taxes(5) generated by the company’s businesses and available at the corporate level totaled €2.8 billion in 2004, as compared to €1.4 billion in 2003.
      In 2004, Vivendi Universal was able to reduce its debt mainly due to the completion of its divestiture program (particularly the sale of VUE and the 15% stake in VE). Meanwhile, it was able to reduce the cost of its debt, as a result of its debt restructuring:

•	At the closing of the NBC-Universal transaction, on May 11, 2004, Vivendi Universal received approximately €3 billion (after minority interests and other) and deconsolidated, at that date, total gross financial debt of approximately €3.6 billion borne by VUE, including a $920 million loan

(5)	Defined as Vivendi Universal’s net cash provided by operating activities and capital expenditures, net of proceeds excluding SFR Cegetel and Maroc Telecom plus dividends received from SFR Cegetel and Maroc Telecom. Please refer to the end of “— Liquidity Management and Capital Resources.”

agreement from American institutional investors, a $750 million securitization program for movie rights and the VUE Class A and B preferred interests for $2.6 billion. Please refer to “— Consolidated Cash Flows”.

•	At the same time, Vivendi Universal was able to repay the €1.8 billion drawn portion of the €3 billion multicurrency revolving credit facility, the €1 billion Tranche B of the €2.5 billion dual currency facility (the unused portion of both loans being cancelled) and the £136 million (€205 million) loan contracted by Universal Music Operations (UMO). In addition, a €2.7 billion multicurrency credit facility, signed on February 25, 2004, was set up on the basis of conditions more favorable than the previous revolving credit facilities.

•	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion of High Yield Notes. On June 16, 2004, the size of this offer was increased to €2.4 billion (including premium and interests). As part of this offer, the holders of the Notes were also solicited to waive covenants attached to the Notes. On June 29, 2004, the offer terminated with a tender rate of 96.4% for the 9.50% and 9.25% High Yield Notes and a tender rate of 72.0% for the 6.25% High Yield Notes, for a total amount of approximately €2.0 billion, out of a total of €2.4 billion (i.e., 83% tendered). In addition, the covenants attached to the Notes were waived. The premium amount paid to the bondholders and the accrued interest amounted to €0.3 billion.

•	At the same time, Vivendi Universal was able to place €700 million floating rate notes issued with European institutional investors. These notes, issued on July 12, 2004, have a three-year maturity and a yield of three month EURIBOR + 60 basis points.

•	Following the success of this note issuance, the €2.7 billion multicurrency credit facility was reduced to €2.5 billion and its conditions were renegotiated on more favorable terms. As of December 31, 2004, this credit facility was undrawn and was used as a back-up for the treasury bills issued for €274 million.

•	In addition, SFR Cegetel set up, in May 2004, a securitization program for an aggregate amount of €405 million (drawn for €400 million as of December 31, 2004). Furthermore, in order to refinance certain of its existing indebtedness, a revolving credit facility was set up on July 15, 2004, with a five-year maturity for a total amount of €1.2 billion (drawn for €350 million as of December 31, 2004).

•	In December 2004, Vivendi Universal divested 15% of its 20.3% stake in VE. In total, Vivendi Universal received €1,497 million related to the overall transactions (please refer to “Item 4 — Divestiture of 15% of Veolia Environnement, Part of Vivendi Universal’s 20.3% Stake — December 2004”).

Since December 31, 2004:

•	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion (€537 million) facility was set up. The borrowing comprises two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity.

•	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of approximately €400 million (corresponding to $107 million Notes issued in dollars and €316 million Notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi Universal remained outstanding. The premium paid to the bondholders amounted to €41 million.

•	On February 15, 2005, Vivendi Universal issued €600 million of bonds maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue were used to repay, at no penalty, the $780 million note issued to NBCU on May 11, 2004, which was due to expire no later than May 2007. This new bond issue enabled Vivendi Universal S.A. to pay down the remainder of its secured debt, and extended the average maturity of the Vivendi Universal group’s debt at no extra cost (had the bond been issued on December 31, 2004, average maturity of the debt would have been 3.4 versus 3.0 years, as of December 31, 2004, excluding revolving bank credit).

•	On April 6, 2005, Vivendi Universal issued bonds of €630 million with a 3.755% yield rate, maturing in April 2010. These bonds enabled to extend the average maturity of the group’s debt and the early redemption of bonds convertible into Vinci shares, issued in March 2001 for a total consideration of €527 million and redeemable in March 2006.

•	On April 19, 2005, a MAD 6 million credit facility was set up by SPT from Altijari, a Moroccan bank. This facility was backed by a cash collateral deposit at VTI for the same amount.

•	On April 29, 2005, in order to benefit from good bank credits market conditions, Vivendi Universal issued a €2 billion syndicated loan, to refinance the €2.5 billion syndicated loan. With an initial tenure of 5 years (April 2010), the syndication has two one-year extensions to be exercised before the second anniversary. As at June 23, 2005, this facility was undrawn.
      During the course of 2003, Vivendi Universal was able to obtain new lines of credit allowing it to progressively regain its financial flexibility, to substantially reduce its bank margins, to regain a balance between bank financing and capital markets financing and, finally, to extend the average maturity of its debt. The above-mentioned objectives were achieved through:

•	the issuance of €1.2 billion High Yield Notes with a 7-year maturity concurrently with the implementation by Vivendi Universal of a €2.5 billion syndicated secured bank facility, which together enabled Vivendi Universal to reimburse and cancel several existing facilities, falling due in 2003 and 2004, for a total amount of €2.5 billion;

•	the refinancing of VUE’s $1.62 billion short-term bridge loan facility in the first half of 2003 by a $750 million securitization of VUE’s film rights with a 6-year maturity and a $920 million term loan with a 5-year maturity. These two operations produced not only a significant extension of the maturity of VUE’s debt but also allowed the upstream flow of cash from VUE to Vivendi Universal;

•	the issuance of €1.3 billion High Yield Notes in July 2003, which enabled Vivendi Universal to repay the balance outstanding on a €1.3 billion loan granted to a special purpose subsidiary in connection with the acquisition of a 26% interest in SFR Cegetel; following this refinancing, Vivendi Universal was able to take direct control of its participation in SFR Cegetel and, thus, fully benefit from the corresponding dividend stream; and

•	the strengthening by Vivendi Universal of its position in its bond financings by the decision in August 2003 of the holders, of the €527 million bonds due March 2006 exchangeable into Vinci shares to remove a put option that would have otherwise been exercisable in March 2004 and the issuance of €605 million bonds due October 2008 exchangeable for Sogecable shares.
      Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

•	Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from Vivendi Universal’s subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel and Maroc Telecom.

•	Since January 1, 2004, SFR Cegetel has implemented the dividend distribution plan agreed to by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly interim dividend payments.

•	The ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.
      Under certain credit facilities, Vivendi Universal and its subsidiary, SFR Cegetel, are subject to certain financial covenants which require them to maintain various financial ratios described in “— Description of

Vivendi Universal’s Covenants”. As of December 31, 2004, they both complied with all applicable financial ratios.
      The Vivendi Universal group believes that its cash flow plus its unused credit facilities should provide a sound basis for funding these cash requirements.
Credit Ratings
      Vivendi Universal’s credit ratings as of June 23, 2005 are the following:

Rating agency	Rating date	Type of debt	Ratings		Outlook

Standard & Poor’s	June 1, 2004	Long-term corporate Short-term corporate Senior unsecured debt	BBB- A-3 BBB-	} } }	Positive (November 23, 2004)
Moody’s	October 22, 2004	Long-term senior unsecured debt	Baa3		Stable
Fitch Ratings	December 10, 2004	Long-term senior unsecured debt	BBB		Stable
Consolidated Cash Flows

Condensed Statement of Consolidated Cash Flows

	Year ended December 31,

	2004 Actual	2003 Actual	2002 Actual

	(In millions of euros)
Net cash provided by operating activities	€4,798	€3,886	€4,670
Net cash provided by (used for) investing activities	2,986	(3,900)	405
Net cash provided by (used for) financing activities	(7,517)	(4,313)	(3,792)
Foreign currency translation adjustment	33	(110)	1,287

Change in cash and cash equivalents	€300	€(4,437)	€2,570

Net Cash Provided by Operating Activities
      In 2004, net cash provided by operating activities totaled €4.8 billion, an increase of €0.9 billion versus 2003 primarily due to lower financing expense and income tax paid, higher dividend received from equity affiliates, offset by the cost related to the redemption of the High Yield Notes. In 2004, the main contributors were SFR Cegetel (€3.2 billion), UMG (€0.8 billion), Maroc Telecom (€0.7 billion), Canal+ Group (€0.6 billion), VUE (€0.4 billion) and dividends received from NBCU (€0.4 billion) offset by net cash used for operating activities at Holding & Corporate, VU Games and other (-€1.3 billion). Excluding SFR Cegetel and Maroc Telecom, net cash provided by operating activities was €2.7 billion in 2004, including dividends received from SFR Cegetel and Maroc Telecom of €1.8 billion.
      Net cash provided by operating activities totaled €3.9 billion in 2003, a decrease of €0.8 billion versus 2002. Excluding VE, net cash provided by operating activities increased by €1.1 billion primarily due to improved operating income before depreciation and amortization and reduced working capital. In 2003, the main contributors were SFR Cegetel (€2.4 billion), VUE (€0.7 billion), Maroc Telecom (€0.6 billion), UMG (€0.6 billion) and Canal+ Group (€0.4 billion) offset by net cash used for operating activities at VU Games (-€0.2 billion) and at Holding & Corporate and other (-€0.6 billion). Excluding SFR Cegetel and Maroc Telecom, net cash provided by operating activities was €1.6 billion in 2003, including dividends received from SFR Cegetel and Maroc Telecom of €0.7 billion.

Net Cash Provided by (used for) Investing and Financing Activities
      The following table is presented in order to analyze the evolution of net cash provided by investing and financing activities and their impact on Financial Net Debt during the period under review. As a reminder, Vivendi Universal considers the non-GAAP measure, Financial Net Debt, to be an important indicator measuring the company’s indebtedness. Financial Net Debt is calculated as a sum of long-term debt, bank overdrafts and short-term borrowings, less cash and cash equivalents; in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial Net Debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal’s management uses Financial Net Debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

Change in Financial Net Debt in 2004

	Cash and		Impact on
	cash	Financial	Financial Net
	equivalents	Gross Debt	Debt

	(In millions of euros)
Financial Net Debt at December 31, 2003	€(2,858)	€14,423	€11,565
Net cash provided by operating activities(a)	(4,798)	—	(4,798)
Investing activities:
Capital expenditures	1,540	—	1,540
Proceeds from sales of property, plant, equipment and intangible assets	(239)	—	(239)
Purchases of investments
VUE — exercise of the call option on Barry Diller’s stake (1.5%) (May)	226	—	226
DreamWorks — purchase of the music rights catalog (January)	64	—	64
DreamWorks — advance on film rights distribution agreement (January)	30	—	30
Sportfive — exercise of his put option by Jean-Claude Darmon (March)(b)	30	—	30
Other	57	(6)	51

	407	(6)	401
Sales of investments
VUE (May)(c)	(2,312)	(4,320)	(6,632)
15% of Veolia Environnement (December)	(1,497)	—	(1,497)
Sportfive (March)(b)	(274)	—	(274)
Kencell (May)(d)	(190)	—	(190)
Monaco Telecom (June)(e)	(169)	—	(169)
Atica & Scipione (February)	(31)	(10)	(41)
“Flux-divertissement” business of StudioExpand and Canal+ Benelux (June/August)(f)	(49)	7	(42)
VIVA Media (August)	(47)	—	(47)
Cèdre and Egée towers (June)	(84)	—	(84)
UCI Cinemas (October)(g)	(170)	—	(170)
Other(h)	118	(46)	72

	(4,705)	(4,369)	(9,074)
Net (decrease) increase in financial receivables	(13)	—	(13)
Purchase (sales) of marketable securities	24	—	24

Net cash (provided by) used for investing activities	€(2,986)	€(4,375)	€(7,361)

	Cash and		Impact on
	cash	Financial	Financial Net
	equivalents	Gross Debt	Debt

	(In millions of euros)
Financing activities:
Proceeds from issuance of borrowings and other long-term debt
VUE — term loan set up to purchase US Treasury Bonds (May)(c)	€(695)	€695	€—
VUE — purchase of US Treasury Bonds (May)(c)	695	—	695
SFR Cegetel — €1.2 billion revolving credit facility (July)	(350)	350	—
€700 million floating notes (July)	(700)	700	—
Other	(7)	7	—

	(1,057)	1,752	695
Principal payment on borrowings and other long-term liabilities
Proceeds
Loan contracted by UMO (£136 million) (May)	205	(205)	—
High Yield Notes (June)(i)	2,000	(2,000)	—
€2.5 billion dual currency facility (May)	1,000	(1,000)	—
Other	236	(236)	—
Other financing arrangements
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary) (May)(c)	—	658	658
Consolidation of Special Purpose Vehicles used for the defeasance of real estate (January)(j)	7	326	333

	3,448	(2,457)	991
Net decrease (increase) in short-term borrowings and other
Bank overdrafts and other short-term borrowings and other SFR Cegetel — securitization program	(487)	487	—
SFR Cegetel — treasury bills	(218)	218	—
Vivendi Universal — Treasury bills	(274)	274	—
Vivendi Universal — €3 billion multicurrency revolving credit facility	1,000	(1,000)	—
Vivendi Universal convertible 1.25% (OCEANE) (January)	1,699	(1,699)	—
SFR Cegetel — €600 million bonds (July)	600	(600)	—
Other	817	(817)	—
Other financing activities	157	(96)	61

	3,294	(3,233)	61
Net proceeds from issuance of common shares	(18)	—	(18)
Cash dividends paid by consolidated companies to their minorities shareholders
SFR Cegetel(k)	1,470	—	1,470
Maroc Telecom S.A.(l)	303	—	303
Other subsidiaries	77	—	77

	1,850	—	1,850

Net cash (provided by) used for financing activities	€7,517	€(3,938)	€3,579

Foreign currency translation adjustment	(33)	183	150
Change in Financial Net Debt during 2004	€(300)	€(8,130)	€(8,430)

Financial Net Debt at December 31, 2004	€(3,158)	€6,293	€3,135

(a)	Net cash provided by operating activities includes, among other things, dividends that have no impact on net income. Such dividends include, among other things, dividends received from NBCU: a €224 million dividend received in June 2004 corresponding to 20% (before Universal Studios Holding Corp. minority interests) of the cash generated by NBC and VUE from October 1, 2003 to May 11, 2004, as well as dividends of €78 million and €55 million received in September 2004 and December 2004, respectively.

(b)	The net impact of the divestiture of Sportfive on Financial Net Debt amounts to €229 million, net of the preliminary acquisition of Sportfive shares held by Jean-Claude Darmon (€30 million) and after the payment, by Canal+ Group, of €15 million to conclude an historical litigation with Sportfive relating to vendor warranties. Please refer to “Item 4 – Information on the Company — 2004 Developments.”

(c)	In May 2004, Vivendi Universal divested (from an accounting standpoint) 80% of VUE to which an enterprise value of approximately €10.2 billion was attributed by the transaction with GE, corresponding to the related reduction in Financial Net Debt (€5.3 billion) and to the value of the 20% stake received in NBC (€4.9 billion). For a detailed analysis of the NBC-Universal transaction’s impacts on Financial Net Debt, please refer to “— Liquidity and Capital Resources — Detailed analysis of the NBC-Universal transaction’s impact on the change in Financial Net Debt.”

(d)	The net impact of Kencell’s divestiture on Financial Net Debt amounts to €178 million, after deconsolidation of the cash and divestiture fees presented in “other” (please refer to (h) below).

(e)	The net impact of Monaco Telecom’s divestiture on Financial Net Debt amounts to €74 million, after deconsolidation of the €68 million cash held by this company and divestiture fees presented in “others” (please refer to (h) below).

(f)	Includes €23 million of price adjustment on Canal Benelux divestiture. Furthermore, the net impact of the divestiture of StudioExpand’s “flux divertissement” business and Canal+ Benelux on Financial Net Debt amounts to €16 million, after deconsolidation of the cash held by Canal+ Benelux, the cash payment made as part of a litigation and divestiture fees, presented in “other” (please refer to (h) below).

(g)	The net impact of UCI Cinemas divestiture on Financial Net Debt amounts to €158 million, after taking into account the cash held by this company and distributed to shareholders by the buyer and divestiture fees presented in “other” (please refer to (h) below).

(h)	These amounts include inter-company loan redemptions, divestiture fees, the cash outflow of Monaco Telecom, Kencell and Canal+ Benelux, the compensation pursuant to the settlement and release agreement of $19.5 million paid in respect of the Houghton Mifflin purchase price adjustment (please refer to “Item 18 — Financial Statements — Note 28”) as well as the impact of other divestitures.

(i)	Vivendi Universal has also paid a premium to bondholders (€259 million) and accrued interest for a total amount of €307 million, corresponding to a total cash outflow of €2.3 billion.

(j)	As a result of the application of CRC Rule 04-03 issued on May 4, 2004, Vivendi Universal has fully consolidated Special Purpose Entities used for the defeasance of certain real estate assets since January 1, 2004. Please refer to “Item 18 — Financial Statements — Note 1.”

(k)	In January 2004, SFR Cegetel paid an exceptional dividend of €899 million out of which €398 million was paid to minority shareholders. In addition, it paid a 2003 total dividend of €1,258 million (including €556 million to minority shareholders) and a 2004 interim dividend of €1,167 million (including €516 million to minority shareholders).

(l)	In 2004, the total amount of dividends paid by Maroc Telecom was €465 million.

Detailed analysis of the NBC-Universal transaction’s impact on the change in Financial Net Debt

			Net impact
	Cash and cash	Financial	on Financial
	equivalents	Gross Debt	Net Debt

	(In millions of euros)
Divestiture of 80% of VUE
Net cash proceeds	€(2,926)	€—	€(2,926)
Gross cash proceeds	(3,073)	—	(3,073)
Transaction fees and others	107	—	107
MEI proceeds	40	—	40
Deconsolidation of VUE’s debt	—	(4,320)	(4,320)
$920 million loan agreement	—	(776)	(776)
Securitization program	—	(630)	(630)
VUE class A preferred interests	—	(701)	(701)
VUE class B preferred interests	—	(1,518)	(1,518)
Term loan set up to purchase US Treasury Bonds(a)	—	(695)	(695)

Cash closing adjustment as of May 11, 2004(b)	614	—	614

Net cash (provided by) used for investing activities	€(2,312)	€(4,320)	€(6,632)

VUE — Term loan set up to purchase US Treasury Bonds	(695)	695	—
VUE — Purchase of US Treasury Bonds(a)	695	—	695
Vivendi Universal — Promissory note to USI(a)	—	658	658

Net cash (provided by) used for financing activities	€—	€1,353	€1,353

Foreign currency translation adjustment	—	(17)	(17)

Total impact on Financial Net Debt	€(2,312)	€(2,984)	€(5,296)

(a)	After the defeasance of covenants of the VUE Class A preferred interests immediately prior to the closing of the NBC-Universal transaction, VUE purchased US Treasury Bonds for €695 million financed by a term loan. The amount of these securities will at least equal the VUE Class A preferred interest amount (including interest) at maturity in 2022; i.e., approximately $1,990 million. In accordance with the terms of the transaction, Vivendi Universal then issued a promissory note to USI, a subsidiary of NBCU, for $780 million to reimburse 94.56% of the cost of this defeasance. Please refer to “Item 4 — Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE” for information on the restructuring of VUE in June 2005.

(b)	The Business Combination Agreement between Vivendi Universal, GE and NBC contained specific provisions related to the settlement of the inter-company loan between VUE and Vivendi Universal between October 1, 2003 and May 11, 2004, the completion date of the NBC-Universal transaction. As of September 30, 2003, the balance on the inter-company loan was $562 million. Since that date, Vivendi Universal has received the full amount of the cash flow generated by VUE through this inter-company loan ($728 million (€614 million) which was reimbursed to VUE as of May 11, 2004). In June, Vivendi Universal received a dividend of €224 million corresponding to 20% (before Universal Studios Holding Corp. minority interests) of the cash generated by NBC and VUE between October 1, 2003 and May 11, 2004. Since May 12, 2004, Vivendi Universal has access to the cash flows generated by NBCU, up to its stake held in the company, through a loan undrawn as at June 23, 2005.

Change in Financial Net Debt during 2003

	Cash and		Impact on
	cash	Financial	Financial
	equivalents	Gross Debt	Net Debt

	(In millions of euros)
Financial Net Debt at December 31, 2002	€(7,295)	€19,632	€12,337
Net cash provided by operating activities	€(3,886)	—	€(3,886)
Investing activities:
Capital expenditures	1,552	—	1,552
Proceeds from sale of property, plant and equipment and intangible assets(a)	(477)	—	(477)
Purchases of investments
Additional 26% interest acquired in Cegetel Groupe S.A. (January)	4,011	—	4,011
Closing of contractual guarantees to former Rondor shareholders (March)	207	—	207
Telecom Développement (December 2003)	56	162	218
Other	148	(24)	124

	4,422	138	4,560
Sales of investments
InterActiveCorp warrants (February/June)	(600)	—	(600)
Telepiù (April)	(457)	(374)	(831)
Consumer Press division (February)	(200)	—	(200)
Canal+ Technologies (January)	(191)	—	(191)
Comareg (May)	(135)	—	(135)
Canal+ Nordic (October)(b)	(48)	—	(48)
Interest in Vodafone Egypt (May)	(43)	—	(43)
Interest in Sithe International (June)(c)	(40)	—	(40)
Fixed line telecommunication in Hungary (May)(d)	(10)	(305)	(315)
Other(e)	316	(239)	77

	(1,408)	(918)	(2,326)
Net (decrease) increase in financial receivables	(140)	—	(140)
Purchases (sales) of marketable securities	(49)	—	(49)

Net cash (provided by) used for investing activities	€3,900	€(780)	€3,120

Financing activities:
Proceeds from issuance of borrowings and other long-term debt
Senior notes (2010) (April)	(1,183)	1,183	—
Senior notes (2008) (July)	(1,353)	1,353	—
€2.5 billion dual currency facility (May)	(1,000)	1,000	—
VUE — $920 million loan agreement (June)(f)	(800)	800	—
VUE securitization program (March)(f)	(704)	704	—
Sogecable exchangeable (October)	(605)	605	—
Other	(12)	12	—

	(5,657)	5,657	—
Principal payment on borrowings and other long-term liabilities
Cash settlement of Veolia Environnement exchangeable notes (March)(g)	1,781	(1,781)	—
Other	166	(166)	—

	1,947	(1,947)	—

	Cash and		Impact on
	cash	Financial	Financial
	equivalents	Gross Debt	Net Debt

	(In millions of euros)
Net decrease (increase) in short-term borrowings and other
SIT — €1.3 billion acquisition facility (July)	(1,300)	1,300	—
€3 billion multicurrency revolving credit facility	(1,000)	1,000	—
€3 billion multicurrency revolving credit facility	3,000	(3,000)	—
VUE — $1.62 billion loan (June)(f)	1,456	(1,456)	—
BSkyB exchangeable 1% (July)(h)	1,440	(1,440)	—
SIT — €1.3 billion acquisition facility (January 2003)	1,300	(1,300)	—
Other(i)	2,363	(2,195)	168

	7,259	(7,091)	168
Net proceeds from issuance of common shares	(71)	—	(71)
Sales (purchases) of treasury shares(j)	98	—	98
Cash dividends paid by consolidated companies to their minorities shareholders	737	—	737

Net cash (provided by) used for financing activities	€4,313	€(3,381)	€932

Foreign currency translation adjustment	110	(1,048)	(938)

Change in Financial Net Debt during 2003	€4,437	€(5,209)	€(772)

Financial Net Debt at December 31, 2003	€(2,858)	€14,423	€11,565

(a)	Including the sale of “10 Universal City Plaza” to a group of US investors. The asset is a 35-story tower block located in Los Angeles, California, and Universal Studios will continue to rent the building.

(b)	Excluding the residual amount of €7 million received during the first quarter 2004, excluding the inter-company account.

(c)	In June 2003, Vivendi Universal sold its interest in Sithe International (operations in Asia Pacific) to the Japanese group Marubeni for $47 million.

(d)	Excluding the €10 million promissory note received by Vivendi Universal in August 2004.

(e)	Including the negative impact of the cash flow generated by sold entities until the closing of transactions (Telepiù in 2003 for the amount of €193 million), when surrendered to the purchasers in accordance with the terms and conditions of the share purchase agreement. However, this allocation has no impact on net debt. Certain divestitures also include inter-company redemption.

(f)	The proceeds from the VUE securitization program and the $920 million loan agreement have been used to repay the $1.62 billion loan dated November 25, 2002 that matured on June 30, 2003.

(g)	In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2001, for shares in VE (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value €55.90, or 30% above the average weighted price of VE shares the previous day). Following the exercise of the put by investors in March 2003, Vivendi Universal reimbursed 31,858,618 of VE exchangeable bonds at a total cost of €1.8 billion.

(h)	In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or redeemable in cash, at a unit par value of €24.22. These bonds earned interest at 1% and matured on July 5, 2003. The conversion rate was one BSkyB share (with a par value of 50 pence) for one Vivendi Universal bond. On July 5, 2003, all outstanding bonds were redeemed at a unit price of €24.87.

(i)	Including the reimbursement of revolving credit facilities of €850 million, the Société Générale €215 million and €275 million revolving credit facilities and a CDC IXIS €200 million revolving credit facility.

(j)	Including the €104 million impact of put options on treasury shares.

Financial Net Debt: Reconciliation to US GAAP

	December 31, 2004

		Bank overdrafts
		and other		Cash and	Total
	Long-term	short term	Financial	cash	financial
	debt	borrowings	gross debt	equivalents	net debt

	(In millions of euros)
Financial Net Debt — French GAAP	€4,549	€1,744	€6,293	€(3,158)	€3,135
Adjustments to conform to US GAAP
Forward contract related to the acquisition of 16% of Maroc Telecom(a)	—	1,100	1,100	—	1,100
Real estate defeased properties(b)	240	—	240	—	240
Other	(20)	389	369	—	369

Financial Net Debt — US GAAP	€4,769	€3,233	€8,002	€(3,158)	€4,844

(a)	Following the share purchase agreement (in the form of a firm commitment to purchase from the Kingdom of Morocco 16% of the share capital of Maroc Telecom) signed in November 2004, a financial liability was recognized for an amount of €1,100 million against minority interests in the US GAAP consolidated statement of financial position. The transaction was executed on January 4, 2005. Please refer to “Item 18 — Financial Statements — Note 30.”

(b)	In compliance with CRC Rule 04-03 dated May 4, 2004, Vivendi Universal fully consolidates as of January 1, 2004, certain Special Purpose Entities used for the defeasance of some real estate assets. Please refer to Item 18 — Financial Statements — Note 32.7 “Summary of significant differences between accounting policies adopted by Vivendi Universal and US GAAP.”

	December 31, 2003

		Bank overdrafts
		and other		Cash and	Total
	Long-term	short term	Financial	cash	financial
	debt	borrowings	gross debt	equivalents	net debt

	(In millions of euros)
Financial Net Debt — French GAAP	€9,621	€4,802	€14,423	€(2,858)	€11,565
Adjustments to conform to US GAAP
Impact of VUE classification as an “asset held for sale”(c)	(3,438)	—	(3,438)	124	(3,314)
Real estate defeased properties	848	—	848	—	848
Other	—	336	336	—	336

Financial Net Debt — US GAAP	€7,031	€5,138	€12,169	€(2,734)	€9,435

(c)	Please refer to “Item 18 — Financial Statements — Note 3.1” and “Item 4 — Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE”. Under the terms of the NBC-Universal transaction, Vivendi Universal paid the cost of the required defeasance of certain covenants of the VUE Class A preferred interests and was also responsible for the net cost of the dividends on the VUE Class B preferred interests.
Description of Vivendi Universal’s Covenants
      Vivendi Universal has set up a number of borrowings in the last few years in order to restructure its debt and improve its financing condition.
      The bonds issued by Vivendi Universal carry customary provisions related to events of default and negative pledge.
      The €2.0 billion syndicated facility established in April 2005 contains customary provisions related to events of default, and restrictions in terms of negative pledge and disposal and merger transactions.
      In addition, Vivendi Universal has to maintain the ratio of financial Net Debt to proportionate EBITDA at maximum 3 for the loan duration.

      SFR has set up borrowings to repay the €600 million bond that matured in July 2004 and to replace existing credit lines:

•	a €1.2 billion 5-year credit line was set up by SFR in July 2004.
      It contains customary default, negative pledge and mergers and disposal provisions. It is subject to an ownership clause. In addition, SFR must maintain financial ratios:

—	a maximum ratio of Financial Net Debt to EBITDA: 3.5 to 1,

—	a minimum ratio of Operating Income to Net Financing costs (financing expense): 3 to 1.
      These ratios are computed at the end of each half year.

•	two securitization programs for a total net amount of €405 million were set up on May 11, 2004 for a 5-year period. They carry early repayment provisions if the delinquency rate is higher than a certain percentage, in the event of a change in control of SFR, and in the case of customary events of default. In addition, the granting of these borrowings is subject to the satisfaction of some conditions precedent, including a borrowing ratio (Net financial debt/EBITDA) which must be lower than 3.5 at the end of each half year.
      Lastly, to finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility was set up by Société de Participations dans les Télécommunications (SPT), a Moroccan company indirectly wholly owned by Vivendi Universal. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity.
      Vivendi Universal has granted a security (caution solidaire) to SPT. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan set up in May 2004:

•	maximum ratio of Financial Net Debt to proportionate EBITDA: 2.8 to 1 from December 31, 2004,

•	minimum ratio of proportionate EBITDA to Net Financing Costs (financing expense): 4.5 to 1 from March 31, 2005.
      This borrowing carries negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi Universal’s non-compliance with financial ratios contained in the security agreement.
OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
      On an annual basis, Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a quarterly basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

•	review of minutes of meetings of shareholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;

•	review with banks of items such as guarantees and endorsements;

•	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

•	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;

•	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

•	review of related party transactions for guarantees and other commitments; and

•	review of all contracts and agreements.

Contractual Obligations and Commercial Commitments Given as of December 31, 2004, 2003 and 2002
      Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts, are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes, on the one hand, the items recorded as liabilities and, on the other hand, contractual obligations and commercial commitments as of December 31, 2004, 2003 and 2002:

						Total as of
Recorded as liabilities in	Total as of	Payments due in				December 31,
the Consolidated Statement of	December 31,
Financial Position	2004	2005	2006-2007	2008-2009	After 2009	2003	2002

	(In millions of euros)
Long-term debt	4,549	€—	€2,302	€1,791	€456	€9,621	€10,455
including capital leases	440	—	8	84	348	196	274
Bank overdrafts and other short-term borrowings	1,744	1,744	—	—	—	4,802	9,177
Sports rights(a)	2,134	531	1,287	316	—	695	1,065
Broadcasting rights(b)(*)	36	—	3	22	11	370	506
Creative talent and employment agreements(c)	121	13	52	33	23	220	250
Other	84	41	14	2	27	231	240

Total	€8,668	€2,329	€3,658	€2,164	€517	€15,939	€21,693

						Total as of
	Total as of	Payments due in				December 31,
Other contractual obligations and	December 31,
commercial commitments	2004	2005	2006-2007	2008-2009	After 2009	2003	2002

		(In millions of euros)
Operating leases(d)	€1,628	€274	€443	€376	€535	€1,384	€1,868
Sports rights	—	—	—	—	—	—	1,440	(e)
Broadcasting rights(b)(*)	2,081	645	548	250	638	1,740	2,690
Creative talent and employment agreements(c)(*)	828	363	327	105	33	1,503	1,473
Real estate defeasance(f)	240	—	240	—	—	947	846
Other	328	93	93	32	110	1,026	701

Total	€5,105	€1,375	€1,651	€763	€1,316	€6,600	€9,018

(*)	The decrease in these commitments as of December 31, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(a)	Exclusivity contracts for broadcasting sporting events by Canal+ Group recorded in other non-current liabilities. As of December 31, 2004, they primarily include broadcasting rights to the coming three French Football National League 1 seasons (2005-2008) for €1,800 million.

(b)	Primarily contracts valid over several years related to the broadcasting of future film and TV productions, commitments to film productions and broadcasting rights at Canal+ Group and VUE (in 2003 and 2002). In 2004 Canal+ Group notably extended an agreement for first broadcast rights to all Twentieth Century Fox film features (covering 2007-2012).

(c)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally at UMG, VU Games and VUE (in 2003 and 2002).

(d)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, as well as satellite capacities at Canal+ Group.

(e)	Exclusivity contracts for Canal+ Group broadcasting rights to French National Football League 1 matches for the seasons 2004-2007, on hold as of December 31, 2002.

(f)	Lease obligations related to the defeasance of real estate. Pursuant to Rule 04-03 issued on May 4, 2004 by the CRC, Vivendi Universal has fully consolidated, as of January 1, 2004, special purpose entities used for the defeasance of certain real estate assets. This consolidation resulted in (i) on the assets side, the recognition of certain real estate assets still defeased as of today, i.e., an increase of €245 million in “Property, plant and equipment”, and (ii) on the liabilities side, an increase of €333 million in “Long-

term debt” (please refer to “Item 18 — Financial Statements — Note 1.1”). These amounts, recorded in the Consolidated Statement of Financial Position as of January 1, 2004, do not include the two defeased office towers located at La Défense in Paris sold to German investors on June 29 and 30, 2004. They include (i) the third building located at La Défense sold to Philip Morris in 1998 and leased back to Vivendi Universal under a very long-term lease and (ii) two buildings in Berlin which were sold in 1996, the sales being coupled with very long-term leases. The recording in the Consolidated Statement of Financial Position of these assets leads to the cancellation of the related off-balance sheet commitments. In addition, the off-balance sheet commitments related to the two Philip Morris buildings sold in June 2004 were cancelled. Off-balance sheet commitments still existing in respect of the different buildings in La Défense and in Berlin have been reduced to (i) a rent guarantee, up to a maximum accrued amount of €16 million granted by Vivendi Universal to the buyer of one of two office towers sold in June 2004 and (ii) an annual rental guarantee of €12 million granted by Vivendi Universal to the buyer of the Berlin building Quartier 207 in 1996. This building has not been consolidated as of January 1, 2004 because the associated annual rental guarantees are to terminate in December 2006, following the exercise of the put option committing Dresdner Bank to buy it. The underlying debt related to this building is recorded as an off-balance sheet commitment.

Specific Commitments Given as of December 31, 2004
      In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones as of December 31, 2004 are summarized as follows:
Canal+ Group
      Canal+ Group has granted various put options to certain minority shareholders of its subsidiaries. With respect to the put options, the contingent liabilities are estimated by the company at approximately €53 million, of which approximately €1 million are exercisable as of December 31, 2004.
Universal Music Group
      The original three-year term of UMG’s 50% joint venture in “The Inc.” (formerly known as “Murder, Inc.”) record label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. Ninety days after expiry or termination of the term, UMG is obligated to purchase its joint venture partner’s 50% interest under a formula based on prior performance. To date, the group does not think that the exercise of this option could have a significant impact on UMG’s financial position.
SFR Cegetel
      (a) Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, exit conditions take the form of commitments to buy or sell SNCF’s interest in the capital of Cegetel SAS (an entity resulting from the merger of Cegetel and Telecom Développement on December 31, 2003). SFR issued a commitment to buy SNCF’s 35% holding in Cegetel SAS, which can be exercised at any time between January 1, 2007 and March 31, 2010:

•	at a price of 75% of the market value of the company as determined by a group of experts should this value not exceed €627 million for the total amount of the capital, with a floor of €250 million;

•	for a fixed sum of €470 million if a group of experts value the capital between €627 million and €1,100 million;

•	for €470 million plus 35% of the value of the capital in excess of €1,100 million, as determined by a group of experts, if more than €1,100 million.
      The sums payable, as determined in one or other of the cases indicated above, will be subject to a deduction of €67 million, plus interest accrued up to the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003. A cumulative provision of €120 million was accrued as of June 30, 2004 in respect of this put option (please refer to “Item 18 — Financial Statements — Note 14”).
      SNCF also issued a commitment to sell its interest in the capital of Cegetel SAS to SFR, which can be exercised between April 1, 2010 and June 30, 2013. The price is set at 35% of the market value of the company as determined by a group of experts, less a deduction of €67 million plus interest accrued at the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003.
      Reciprocal vendor warranties were also given by SFR and SNCF, at the time of the merger of Telecom Développement and Cegetel S.A. Debt forgiveness undertakings (with financial recovery clauses, dated as of December 2000), in favor of its subsidiaries Cegetel 7 and Cegetel Entreprises (subsequently merged to become Cegetel S.A. on January 1, 2001, and later Cegetel SAS on December 31, 2003) were amended; and SFR waived the right to apply these financial recovery clauses of an initial amount of €813 million, until such time as SFR holds the entire share capital of Cegetel SAS, or less than 5% thereof.
      (b) Under the terms of the UMTS license assigned in August 2001 for a 20-year duration, SFR is committed to pay a fee of 1% of its UMTS revenues. UMTS rollout occurred in June 2004.
Maroc Telecom
      (a) In January 2003, Maroc Telecom signed with the Kingdom of Morocco’s government an investment agreement under which Maroc Telecom committed itself to a 3-year investment program for a total amount of MAD 7 billion and to creating 300 new jobs before January 2006. In return, the Moroccan government committed to exempt Maroc Telecom from customs fees on investment imports. As of December 31, 2004, MAD 2.8 billion (€250 million) of the investment program had yet to be spent. If Maroc Telecom does not realize these investments, it will have to pay the unpaid customs fees plus penalties for late payment.
      (b) In connection with the stock market listing of Maroc Telecom on December 13, 2004, Vivendi Universal granted employees of this entity a stock price guarantee, capped at €22 million. This guarantee takes effect after a three-year period and expires June 14, 2008.
Holding & Corporate
      (a) In connection with the Seagram merger, Vivendi Universal entered into a Shareholders’ Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement entered into by the Bronfman family and result in the recognition of a taxable gain by it. Under the applicable US income tax regulations, to comply with the foregoing Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values determined as of December 8, 2000) until the end of the five-year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.
      (b) As of December 31, 2004, Vivendi Universal continued to guarantee commitments given by VE subsidiaries for a total amount of approximately €50 million, mainly relating to performance guarantees given to local authorities (Adelaide and others). All these commitments are being progressively transferred to VE and have been counter-guaranteed by the latter.
      (c) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favor of Vivendi Universal US operating companies for an amount of €7 million.
      (d) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented in late 1997, and terminated in December 2002. Vivendi Universal believes that the likelihood that these obligations could materialize is remote.
      (e) In connection with the litigation between Vivendi Universal and IAC (please refer to “Item 18 — Financial Statements — Note 28.5”), Vivendi Universal had to deliver a letter of credit of $91 million to IAC, in order to appeal the first ruling issued on June 30, 2004. The parties agreed to terminate the litigation on June 7, 2005 and the letter of credit was surrendered to Vivendi Universal.

      (f) In connection with Vivendi Universal obtaining permission to use the Consolidated Global Profit Tax System, Vivendi Universal committed on August 23, 2004, to create at least 1,600 jobs on open-ended contracts within three years, and 2,100 within five years. For that purpose, Vivendi Universal committed to pay €5 million annually for five years.
Vivendi Telecom International
      In connection with its investment in Xfera which was sold in 2003, Vivendi Universal granted counter-guarantees of €55 million to a group of banks, which provided a guarantee to the Spanish government covering payment by Xfera of UMTS frequency spectrum fees.
Individual entitlement to training
      French Law n° 2004-391 of May 4, 2004 regarding professional training and social dialog entitles employees with open-ended contracts to a minimum of 20 hours individual training per year, which can be accumulated over a period of six years, capped at 120 hours. As of December 31, 2004, cumulated training entitlement under this law totaled approximately 207,000 hours.
Commitments related to divestitures and restructuring
      (a) As part of the NBC-Universal transaction which completed in May 2004, Vivendi Universal and GE have given each other some reciprocal commitments customary for this type of transaction, and have assumed obligations relating to taxes, retained businesses and liabilities, and the divestiture of certain businesses. They have undertaken to indemnify each other against losses stemming from among other things the breach of representations and warranties, any breach of the respective covenants and agreements and the incurrence of new liabilities related to contributed operations.
      Neither party will have any indemnification obligations for losses as a result of breaches of representations and warranties and of violation of environmental laws and remedial actions (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceeds $325 million. In that event, the liable party will be required to pay the amount of losses which exceed $325 million, but in no event will the aggregate indemnification payable exceed $2,087.9 million.
      In addition, Vivendi Universal will have indemnification liabilities for 50% of every dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the most favored nation provisions set forth in certain contracts.
      The representations and warranties other than those regarding authorization, capitalization and tax representations terminate on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.
      (b) As part of the sale of Canal+ Technologies in January 2003, Vivendi Universal granted customary guarantees to Thomson. In addition, Vivendi Universal agreed to indemnify Thomson in the event of specific third party claims up to 50% of costs, capped at approximately €4 million for Vivendi Universal’s share. Vivendi Universal also agreed to guarantee payables due by Canal+ Group subsidiaries for an initial amount of approximately €4 million. Vivendi Universal paid €4 million during the first half of 2004 in respect of these guarantees.
      (c) In connection with the divestiture of Canal+ Nordic which occurred in October 2003, the group granted certain customary guarantees to the acquirers up to €22 million, expiring in October 2005. A specific guarantee was also granted up to €50 million, expiring in April 2010. Its application could be extended under certain conditions. Two guarantees on output deals retained by Canal+ Group amount respectively to a maximum of €20 million and $15 million over the life of the contracts. These guarantees are covered by a back-to-back agreement by the buyers. Canal+ Group has also retained distribution guarantees to Canal

Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement by the buyers.
      (d) In connection with the divestiture of Canal+ Belgique to Deficom and a consortium of cable channel service operators and the sale of the assets of Canal+ N.V. to Télénet in December 2003, the group granted certain customary guarantees to the acquirers with a two-year duration and a €5 million cap for each transaction (except for tax and employee-related liabilities). The group granted other specific guarantees for a total amount of approximately €8 million provided in the consolidated statements as of December 31, 2004, €4 million of which has been called to date.
      (e) Customary guarantees were also given in 2004 to Dargaud, Sony, AB Groupe and Drucker Channel in respect of the divestitures of Studio Expand animation and entertainment operations and certain MultiThématiques assets with a €27 million cap. They expire on March 1, 2014 at the latest.
      (f) In connection with the divestiture of Sportfive in 2004, Canal+ Group granted customary guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, expiring on June 30, 2006. The guarantees are shared with RTL Group and capped at €100 million for the sellers (excluding a €7 million threshold), i.e., €50 million for Canal+ Group. A provision amounting to €3 million was recorded as of December 31, 2004 in respect of this guarantee. The sellers also granted customary tax guarantees with no limit as to amount.
      (g) In connection with the divestiture of Canal+ Nederland in August 2004, Vivendi Universal granted customary guarantees capped at €4 million (€1 million threshold), expiring in two years. On December 31, 2004, the buyer paid an earn-out of $31 million. The group also kept distribution commitments estimated at $38 million initially linked to this earn-out, which will be written-off on receipt of approval from the competition authorities.
      (h) In connection with the sale of fixed-lined telecommunications in Hungary on May 13, 2003, VTI granted customary guarantees to Telemark related to tax liabilities and potential 2002 license payments to the Hungarian state.
      (i) In connection with the divestiture of its 55% stake in Monaco Telecom on June 18, 2004, Vivendi Universal granted to Cable and Wireless customary guarantees capped at €90 million (€2.5 million threshold), valid until June 18, 2006. Specific guarantees were also granted capped at €20 million. They expire on June 18, 2009 at the latest.
      (j) The divestiture of the 60% stake in Kencell to Sameer Group, which occurred on May 25, 2004, was accompanied by customary guarantees capped at $40 million, expiring on March 31, 2006. Vivendi Universal also granted specific guarantees related to certain receivables and tax loss carry forward.
      (k) Under the terms of the agreement governing the sale of Houghton Mifflin shares in December 2002, all the guarantees granted by Vivendi Universal expired on June 30, 2004, excluding guarantees relating to intellectual property, which expire at the end of December 2005, guarantees relating to the environment, which expire in December 2007, guarantees relating to tax and employee matters subject to statutes of limitation and guarantees relating to share ownership which are unlimited in time.
      (l) As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone in August 2002, Vivendi Universal granted certain customary guarantees to Vodafone up to its initial 50% share in Vizzavi.
      (m) In connection with the dismantling of MP3 operations in 2003, Vivendi Universal granted a guarantee to insurers with respect to representations made to them by MP3.
      (n) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. Claims, other than those made in relation to foreign subsidiary commitments, are capped at $480 million. In addition, claims must exceed $15 million, except if they relate to foreign subsidiaries or the divestiture of certain electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005.

      (o) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million to several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees are in addition to the vendor warranties granted by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1 to 6 in connection with guarantee contracts dated June 28, 2002. The vendor warranties are valid for a period of five years, from June 28, 2002, except those relating to litigation (valid until the end of the proceedings), tax, custom, and employee-related liabilities (statute of limitations plus three months) and the decennial guarantee applicable to real estate.
      (p) In connection with the divestiture of Aero Services on April 2, 2004, Vivendi Universal granted customary guarantees capped at $27.5 million, valid for an 18-month period (including fiscal litigation).
      (q) In connection with the divestiture of its 50% stake in UCI in October 2004, Vivendi Universal granted customary guarantees to the buyer capped at €135 million. These guarantees expire on April 28, 2006, except for guarantees relating to environment matters which expire on April 28, 2007 and guarantees relating to tax matters which expire at the end of the applicable statute of limitations period.
      At the same time, Vivendi Universal continues to provide guarantees in respect of UCI rent commitments to owners of cinema theaters in Germany of approximately €113 million as of December 31, 2004. Vivendi Universal received counter-guarantees in this respect from the purchaser of its 50% stake.
      Several guarantees issued in 2004 and in prior years expired. The statutes of limitations of certain guarantees related to employee and tax liabilities has not yet run out. To our knowledge, no material claims have been made to date.
      Various other miscellaneous guarantees were granted by the Vivendi Universal group for a total amount of approximately €68 million. Among them, a guarantee capped at €29 million which would be reimbursed in approximately 5 years, if it were to be called. In addition, subsidiaries grant guarantees, including in relation to vendor financing in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions on behalf of its subsidiaries in their pursuit of their operational activity.
      The following table summarizes the specific commitments described above:

Transactions and guarantees	Amount	Expiry

Put options to minority shareholders granted by Canal+ Group	Approximately €53 million of which €1 million were exercisable as of December 31, 2004	—
Put option on “The Inc.” records	—	2007
Buy/sell agreement on 35% interest in Cegetel SAS held by SNCF	Price depends on the amount of realizable value of the company:	2007-2010
	— between 0 and €627 million: price equal to 75% of the realizable value (minimum €250 million).
	— between €627 million and €1,100 million: price equal to €470 million
	— above €1,100 million: price equal to €470 million plus 35% of the value of the capital (in excess of €1,100).
UMTS license	1% of revenues earned	2021
Investment program agreed with the Moroccan government	MAD 2.8 billion (€250 million)	2005
Stock guarantee granted by Vivendi Universal to Maroc Telecom employees over Maroc Telecom shares	Maximum of €22 million	2007-2008
Shareholders’ governance agreement with members of the Bronfman family	—	2005
Counter-guarantee on surety bonds	€7 million	—
Obligations to GenRe	—	—
Obligations related to the permission to use the Consolidated Global Profit System	— Creation of jobs (2,100 within 5 years)	2009
	— Payment of €5 million annually for 5 years	2009
Counter guarantees to banks in connection with Spanish UMTS license	€55 million	—
Individual entitlement to training	Approximately 207,000 hours in 2004	—
NBC-Universal transaction

Transactions and guarantees	Amount	Expiry

— breaches of obligations relating to retained businesses and liabilities, and the divesture of certain businesses	Capped at $2,087.9 million	—
— obligation to cover the Most Favored Nation provisions	— 50% of every dollar of loss up to $50 million	—
	— 100% of all losses in excess for $50 million	—
Divestiture of Canal+ Technologies	Specific guarantees capped at €4 million	—
Divestiture of Canal+ Nordic	— Customary guarantees up to €22 million	2005
	— Specific guarantees capped at €50 million	2010
Divestiture of Canal+ Belgique and Canal+ N.V.	— Customary guarantees up to €5 million for each transaction	2005
	— Other specific guarantees capped at €8 million	—
Divestiture of the StudioExpand animation and entertainment operations and certain MultiThématiques assets	Guarantees capped at €27 million	2014
Divestiture of Sportfive	Guarantees capped at €50 million	2006
Divestiture of Canal+ Nederland	Guarantees capped at €4 million	2006
Divestiture of fixed-line telecommunications in Hungary	Customary guarantees related, among other, to the license	—
Divestiture of Monaco Telecom	— Guarantees capped at €90 million	2006
	— Specific guarantees capped at €20 million	2009
Divestiture of Kencell	— Guarantees capped at $40 million	2006
	— Specific guarantees	—
Divestiture of Houghton Mifflin	Guarantees relating to intellectual property, to the environment, to tax and employee matters and to share ownership	2005-2007
Divestiture of 50% stake in Vizzavi	Customary guarantees	—
Dismantling of MP3 operations	Guarantees to insurers	—
Divestiture of Sithe	Guarantees capped at $480 million	2005
Sale of real estate assets	— Vendor warranties	2007
	— Autonomous first demand guarantees capped at €150 total	2017
Divestiture of AéroServices	Customary guarantees capped at $27.5 million	2005
Divestiture of UCI	Customary guarantees capped at €135 million	2007
Various other miscellaneous guarantees	Approximately €68 million	—
RESEARCH AND DEVELOPMENT
      Research and development plays an important role in several of our businesses. For detailed information on research and development, see “Item 4  — Information on the Company — Our Segments — Telecommunications — SFR Cegetel Group”, “Information on the Company — Our Segments — Media — Universal Music Group”, “Information on the Company — Our Segments — Media — Canal+ Group”, “Information on the Company — Our Segments — Media — Vivendi Universal Games” and “Item 18 — Financial Statements — Note 20”.
IFRS 2004 TRANSITION
      Pursuant to European regulation 1606/2002 dated July 19, 2002 on the application of international accounting standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005 will be prepared in accordance with the IAS (International Accounting Standards)/ IFRS (International Financial Reporting Standards) applicable as of December 31, 2005 as approved by the European Union. The first financial statements published in accordance with IAS/ IFRS will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting. For more information on the IAS/ IFRS transition and Vivendi Universal’s 2004 financial information prepared in accordance with the applicable IAS/ IFRS, please refer to Exhibit 15.1 to this annual report.
APPENDIX TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Reconciliation of revenues and operating income as published to revenues and operating income on a comparable basis
      It is required under French GAAP (paragraph 423 of CRC Rule 99-02) to promote comparability, even though it should be noted that this information on a comparable basis is not compliant with Article 11 of

Regulation S-X under the US Securities Exchange Act of 1934. Revenues and operating income on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.
Reconciliation of revenues and operating income as published to revenues and operating income on a comparable basis for 2004

	As		Canal+		VTI Assets		Comparable
Year Ended December 31, 2004	Published	VUE	Assets (a)	Mauritel	(b)	Other	Basis

	(In millions of euros)
Revenues
Canal+ Group	€3,580	€—	€(110)	€—	€—	€—	€3,470
Universal Music Group	4,993	—	—	—	—	—	4,993
Vivendi Universal Games	475	—	—	—	—	—	475

Media	9,048	—	(110)	—	—	—	8,938
SFR Cegetel	8,317	—	—	—	—	—	8,317
Maroc Telecom	1,627	—	—	31	—	—	1,658

Telecom	9,944	—	—	31	—	—	9,975
Non core operations	109	—	—	—	(119)	(10)	(20)

Total Vivendi Universal	€19,101	€—	€(110)	€31	€(119)	€(10)	€18,893

(Excluding VUE)		—
VUE	2,327	(2,327)	—	—	—	—	—

Total Vivendi Universal	€21,428	€(2,327)	€(110)	€31	€(119)	€(10)	€18,893

Operating Income (Loss)
Canal+ Group	€198	€—	€(14)	€—	€—	€—	€184
Universal Music Group	338	—	—	—	—	—	338
Vivendi Universal Games	(183)	—	—	—	—	—	(183)

Media	353	—	(14)	—	—	—	339
SFR Cegetel	2,257	—	—	—	—	—	2,257
Maroc Telecom	673	—	—	9	—	—	682

Telecom	2,930	—	—	9	—	—	2,939
Holding & Corporate	(220)	—	—	—	—	—	(220)
Non core operations	76	—	—	—	(16)	(1)	59

Total Vivendi Universal	€3,139	€—	€(14)	€9	€(16)	€(1)	€3,117

(Excluding VUE)
VUE	337	(337)	—	—	—	—	—

Total Vivendi Universal	€3,476	€(337)	€(14)	€9	€(16)	€(1)	€3,117

(a)	Mainly corresponds to Canal+ Nederland and “flux-divertissement” businesses of StudioExpand.

(b)	Corresponds to Monaco Telecom and Kencell.

Reconciliation of revenues and operating income as published to revenues and operating income on a comparable basis for 2003

				VUP
				assets	Canal+	Telecom		Change in			VTI
	As			sold in	assets	Développe-		presentation	Atica &		assets		Comparable
Year Ended December 31, 2003	published	Telepiú	VUE	2003	(a)	ment	Mauritel	(b)	Scipione	Internet	(c)	Other	basis

	(In millions of euros)
Revenues
Canal+ Group	€4,158	€(311)	€—	€—	€(508)	€—	€—	€—	€—	€—	€—	€—	€3,339
Universal Music Group	4,974	—	—	—	—	—	—	—	—	—	—	—	4,974
Vivendi Universal Games	571	—	—	—	—	—	—	—	—	—	—	—	571

Media	9,703	(311)	—	—	(508)	—	—	—	—	—	—	—	8,884
SFR Cegetel	7,574	—	—	—	—	140	—	(177)	—	—	—	—	7,537
Maroc Telecom	1,471	—	—	—	—	—	53	(1)	—	—	—	—	1,523

Telecom	9,045	—	—	—	—	140	53	(178)	—	—	—	—	9,060
Non core operations	584	—	—	—	—	—	—	—	(87)	(79)	(331)	(59)	28

Total Vivendi Universal	€19,332	€(311)	€—	€—	€(508)	€140	€53	€(178)	€(87)	€(79)	€(331)	€(59)	€17,972

(Excluding VUE and VUP assets sold in 2003)
VUE	6,022	—	(6,022)	—	—	—	—	—	—	—	—	—	—
VUP assets sold in 2003	128	—	—	(128)	—	—	—	—	—	—	—	—	—

Total Vivendi Universal	€25,482	€(311)	€(6,022)	€(128)	€(508)	€140	€53	€(178)	€(87)	€(79)	€(331)	€(59)	€17,972

Operating Income (Loss)
Canal+ Group	€247	€(113)	€—	€—	€(39)	€—	€—	€—	€—	€—	€—	€—	€95
Universal Music Group	70	—	—	—	—	—	—	—	—	—	—	—	70
Vivendi Universal Games	(201)	—	—	—	—	—	—	—	—	—	—	—	(201)

Media	116	(113)	—	—	(39)	—	—	—	—	—	—	—	(36)
SFR Cegetel	1,919	—	—	—	—	52	—	—	—	—	—	—	1,971
Maroc Telecom	628	—	—	—	—	—	14	—	—	—	—	—	642

Telecom	2,547	—	—	—	—	52	14	—	—	—	—	—	2,613
Holding & Corporate	(330)	—	—	—	—	—	—	—	—	—	—	—	(330)
Non core operations	39	—	—	—	—	—	—	—	(14)	15	(40)	(31)	(31)

Total Vivendi Universal	€2,372	€(113)	€—	€—	€(39)	€52	€14	€—	€(14)	€15	€(40)	€(31)	€2,216

(Excluding VUE and VUP assets sold in 2003)
VUE	931	—	(931)	—	—	—	—	—	—	—	—	—	—
VUP assets sold in 2003	6	—	—	(6)	—	—	—	—	—	—	—	—	—

Total Vivendi Universal	€3,309	€(113)	€(931)	€(6)	€(39)	€52	€14	€—	€(14)	€15	€(40)	€(31)	€2,216

(a)	Mainly corresponds to Canal+ Nordic, Canal+ Benelux and “flux-divertissement” businesses of StudioExpand.

(b)	Corresponds to a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the full consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented on a gross basis in SFR and Telecom Développement’s revenues, are presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it reduced revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.

(c)	Corresponds to Vivendi Telecom Hungary, Monaco Telecom and Kencell.

Item 6:	Directors, Senior Management and Employees
Management and Supervisory Boards
      Until April 28, 2005, our company was a société anonyme à conseil d’administration, a form of stock corporation with a single board of directors.
      At the shareholders’ meeting held on April 28, 2005 (the Annual Meeting), our shareholders approved the change of our corporate form to a société anonyme à directoire et conseil de surveillance, a form of stock corporation with a two-tier management structure pursuant to which a management board (directoire) manages our day-to-day affairs under the general supervision of a supervisory board (conseil de surveillance). Most of the members of our board of directors were appointed as members of the supervisory board at the Annual Meeting and seven of our senior executives were appointed as members of the management board by the supervisory board.

The Management Board

Mission
      The management board is invested, with respect to third parties, with the broadest powers to act in all circumstances on behalf of the company, subject to the powers specifically granted by law to the supervisory board and to shareholders acting at general meetings and within the limitations of Vivendi Universal’s purpose and except with respect to matters that require the prior authorization of the supervisory board, as set forth in the company’s by-laws. The actions that the management board may not take without the prior authorization of the supervisory board include: any transactions that could substantially affect the Vivendi Universal group’s scope of activity; the admission of the company’s securities to trading on a regulated market; any investment commitments or acquisitions of assets exceeding the amounts set by the supervisory board; the issuance of marketable securities of any kind as authorized by an extraordinary shareholders’ meeting in accordance with Articles L.225-129-2 et seq. of the French Commercial Code; the issuance of bond loans as provided for in Article L.228-40 of the French Commercial Code, or credit facilities, for a term or for a sum exceeding those set by the supervisory board; the issuance of stock options, or the grant of restricted stock or any similar security, to employees or certain categories of employees; the execution of any agreements and transactions, arbitrations, and the acceptance of any settlements involving amounts in excess of the sums set by the supervisory board; and the execution of any draft agreements relating to a merger, a spin-off or a partial transfer of assets involving amounts in excess of the thresholds set by the supervisory board. For more information on the management board, please refer to “Item 10 — Additional Information — Organizational Documents of Vivendi Universal”.

Composition
      Members of the management board are nominated by the supervisory board. The following table sets forth the names of the members of our management board, their ages, positions and principal responsibilities as at the date of this annual report:

Name	Age	Positions and Responsibilities

Jean-Bernard Lévy	50	Chairman of the management board and Chief Executive Officer of Vivendi Universal
Abdeslam Ahizoune	50	Chairman of the management board of Maroc Telecom
Jacques Espinasse	62	Chief Financial Officer of Vivendi Universal
Frank Esser	46	Chairman of SFR Cegetel Group
Bertrand Meheut	53	Chairman of the executive board of Canal+ Group. Chairman and Chief Executive Officer of Canal+ S.A.
Doug Morris	66	Chairman and Chief Executive Officer of Universal Music Group
René Pénisson	63	Chairman of VU Games. Senior Executive Vice- President, Human Resources of Vivendi Universal

Biographies
      Jean-Bernard Lévy was appointed Chairman of the management board and Chief Executive Officer of Vivendi Universal on April 28, 2005. Mr Lévy served as Chief Operating Officer of Vivendi Universal since August 2002. From 1998 to 2002, he was Managing Partner, Corporate Finance, at the French equities broker Oddo Pinatton. Mr. Lévy was also Chairman and Chief Executive Officer of Matra Communication (Lagardère Group) from 1995 to 1998. From 1993 to 1994, he was Chief of Staff to the French Minister for Industry, Postal Services, Telecommunications and Foreign Trade, Mr. Gérard Longuet. From 1988 to 1993, he was General Manager, Communication Satellites, of Matra Marconi Space. From 1986 to 1988, he acted as Technical Adviser to the French Minister for Postal Services and Telecommunications, Mr. Gérard Longuet, and from 1982 to 1986, served as Vice-President, Human Resources Corporate Headquarters, at France Telecom.
      Jacques Espinasse was appointed Chief Financial Officer of Vivendi Universal in July 2002 and was appointed to our management board on April 28, 2005. Mr. Espinasse was formerly Chief Operating Officer of TPS, a French satellite television service, since 1999. He became a member of the board of directors of TPS in 2001. Previously, he held a variety of senior management positions in major French companies, including CEP Communication and Groupe Larousse Nathan, where he was appointed Senior Executive Vice-President in 1984. In 1985, he became Chief Financial Officer of the Havas group. He was named Senior Executive Vice-President of the group when it was privatized in May 1987 and held this position until January 1994. He is a director of SES Global.
      René Pénisson was appointed Chairman of VU Games in January 2004 and Senior Executive Vice-President, Human Resources of Vivendi Universal in April 2004, and was appointed to our management board on April 28, 2005. Prior to these positions, Mr. Pénisson served as Adviser to the Chairman and Chief Executive Officer, Social Relations and Organization of Vivendi Universal from September 2002. From 1999 to 2002, he was a member of the Executive Committee of Aventis; Senior Executive Vice-President, Human Resources of Aventis and Chairman of Aventis Animal Nutrition and of the company RP Industrialization. From 1997 to 1999, he served as member of the Executive Committee of Rhône Poulenc S.A. From 1982 to 1997, Mr. Pénisson was Executive Vice-President, Basic Chemicals Division of Rhône Poulenc; Chief Operating Officer of Rhône Poulenc Chimie; and Senior Executive Vice-President, Human Resources of the Rhône Poulenc Group.

      Abdeslam Ahizoune was appointed Chairman of the Management Board of Maroc Telecom in February 2001 and was appointed to our management board on April 28, 2005. Mr. Ahizoune served as Chairman and Chief Executive Officer of Maroc Telecom from 1998 to 2000. He held a number of positions in the Moroccan government: Minister of Telecommunications and Managing Director of the Office National des Postes et Télécommunications (ONPT) from 1997 to 1998; Managing Director of the ONPT (from February 1995 to August 1997); Minister of Post and Telecommunications and Managing Director of the ONPT (from August 1992 to February 1995) and Director of Telecommunications for the Ministry of Post and Telecommunications (from 1983 to 1992). Mr. Ahizoune is a member of the board of directors of the following organizations: Mohammed V Solidarity Foundation (Fondation Mohammed V pour la Solidarité), since April 2004; Al Akhawayne University, since November 2003; and the Mohammed VI Foundation for the Environment (Fondation Mohammed VI pour l’Environnement), since June 2001. Mr. Ahizoune is also a member of the Support Committee (Comité de Soutien) of the Mohammed V Solidarity Foundation, since 2001, and is a member of the Executive Committee of the International Chamber of Commerce, Paris, since February 2004. Mr. Ahizoune holds an engineering degree from the Ecole Nationale Supérieure des Télécommunications in Paris (1977).
      Frank Esser was appointed Chairman of SFR Cegetel Group in December 2002, and has been with the group since September 2000 when he was appointed CEO. Mr. Esser was appointed to our management board on April 28, 2005. He has also been a board member of the GSM Association since February 2003 and joined the association’s Public Policy Committee in 2004. Prior to joining SFR Cegetel Group, Mr. Esser was Co-CEO of Mannesmann, in charge of international investments and business development Mr. Esser studied economics, business and information technology in Freiburg and Cologne (Germany) and has a doctorate in economics
      Bertrand Meheut joined Canal+ Group in October 2002, and was appointed Chairman of the Executive Board of Canal+ Group on February 7, 2003, and Chairman and Chief Executive Officer of Canal+ S.A. on February 20, 2003. Mr. Meheut was appointed to our management board on April 28, 2005. After graduating from l’Ecole des Mines, a French engineering school, Bertrand Meheut held various positions in the chemicals industry, primarily in the life sciences sector. He spent most of his career at Rhône-Poulenc, which became Aventis after merging with Germany’s Hoechst. He served as Chairman and CEO of Aventis CropScience, an Aventis and Schering subsidiary, running agrichemicals and biotechnologies operations.
      Doug Morris was appointed Chairman and Chief Executive Officer of Universal Music Group in November, 1995 and was appointed to our management board on April 28, 2005. A graduate of Columbia University, Mr. Morris began his music career as a songwriter for music publisher Robert Mellin, Inc. In 1965 Mr. Morris joined Laurie Records as a writer and producer and was later promoted to Vice President and General Manager. Following this, Mr. Morris created his own label, Big Tree Records, which was distributed and eventually acquired by Atlantic Records in 1978. At this time Mr. Morris was named President of ATCO Records, beginning his 17-year association with Warner Music. In 1980, Mr. Morris was appointed President of Atlantic Records and, in 1990, assumed the position of Co-Chairman and Co-CEO (with Ahmet Ertegun) of the Atlantic Recording Group. In 1994, Mr. Morris was promoted to President and Chief Operating Officer of Warner Music U.S. and was soon after appointed Chairman. Mr. Morris began his association with the MCA Music Entertainment Group (now Universal Music Group) in July 1995 by forming a joint venture, New York City-based full service record label. Throughout his career, Mr. Morris has worked with some of the most popular and influential artists of the past four decades including The Rolling Stones, Phil Collins, Pete Townsend, Led Zeppelin, Stevie Nicks, Bette Midler, Tori Amos, INXS, Erykah Badu, and Juvenile. Mr. Morris serves on the boards of The Robin Hood Foundation and The Cold Spring Harbor Laboratory, and is a director of The Rock and Roll Hall of Fame. In 2003, the National Academy of Recording Arts and Sciences (NARAS) awarded Mr. Morris with the President’s Merit Award.

The Supervisory Board

Mission
      The supervisory board determines the strategic orientations of Vivendi Universal and monitors its management as required by law. At any time of the year, the supervisory board may carry out any verifications or controls which it deems necessary and may demand any documents which it deems useful to the fulfillment of its mission. In addition, the supervisory board grants the management board permission to carry out certain transactions, as described in “— Mission of the Management Board” below, for which its prior authorization is required. For more information on the supervisory board, please refer to “Item 10 — Additional Information — Organizational Documents of Vivendi Universal”.

Composition
      Our supervisory board, which can be composed of 3 to 18 members, currently comprises 12 members. The appointment of members of the supervisory board is approved by our shareholders for renewable terms of a maximum of four years, subject to the provisions of our statuts relating to age limits. The following table sets forth the composition of our supervisory board as at the date of this annual report:

			Expiration of
Name	Age	Position	term(1)

Jean-René Fourtou(2)(3)	66	Chairman of the supervisory board	2008
Claude Bébéar(2)(3)	69	Member of the supervisory board	2008
Gérard Brémond(3)	67	Member of the supervisory board	2008
Fernando Falcó y Fernández de Córdova(3)	65	Member of the supervisory board	2006
Paul Fribourg(3)	51	Member of the supervisory board	2008
Gabriel Hawawini(3)	57	Member of the supervisory board	2006
Henri Lachmann(3)	66	Member of the supervisory board	2008
Pierre Rodocanachi(3)	66	Member of the supervisory board	2008
Karel Van Miert(3)	63	Member of the supervisory board	2008
Sarah Frank	59	Member of the supervisory board	2009
Patrick Kron	52	Member of the supervisory board	2009
Andrzej Olechowski	57	Member of the supervisory board	2009

(1)	Term expires at the annual shareholders’ meeting approving the accounts for the year set forth in this column.

(2)	Under French law, this member of the supervisory board is not considered independent.

(3)	This member was a director prior to the change of our corporate form and was appointed as member of the supervisory board for the remainder of his term as director.

Biographies
      Jean-René Fourtou was appointed to the board of directors of Vivendi Universal in July 2002 and served as Chairman and Chief Executive Officer of Vivendi Universal until April 28, 2005, when he became Chairman of the supervisory board. He joined Bossard & Michel as a consultant in 1963. In 1972, he became Chief Operating Officer of Bossard Consultants and Chairman in 1977. In 1986, he was appointed Chairman and Chief Operating Officer of the Rhône-Poulenc Group. From December 1999 to May 2002, he served as Vice Chairman and Chief Operating Officer of Aventis. He is Chairman of the supervisory board of Canal+ Group and a member of the supervisory board of Maroc Telecom. He is the Vice Chairman of the supervisory board of AXA, a member of the Executive Committee of AXA Millésimes SAS and AXA’s permanent representative on the board of directors of AXA Assurances IARD Mutuelle. Mr. Fourtou is currently a director of NBC Universal, Cap Gemini and Sanofi Aventis. He is also the Honorary Chairman of the International Chamber of Commerce.

      Claude Bébéar was appointed to the board of directors of Vivendi Universal in July 2002, and appointed to our supervisory board on April 28, 2005. Since 1958, his entire career has been spent in the insurance sector. From 1975 to 2000, he headed a group of insurance companies, which became AXA in 1984. Currently, Mr. Bébéar is Chairman of the supervisory board of the AXA Group and Chairman of the board of directors of FINAXA. Mr. Bébéar established and chairs the Institut du Mécénat de Solidarité, a humanitarian and social organization, as well as the Institut Montaigne, an independent political think tank. He is also a director of BNP Paribas and various AXA Group subsidiaries and a non-voting director of Schneider Electric.
      Gérard Brémond was appointed to the board of directors of Vivendi Universal in January 2003, and appointed to our supervisory board on April 28, 2005. At the age of 24, he joined a family construction business which builds homes, offices and warehouses. An architecture enthusiast, his meeting with Jean Vuarnet, the Olympic ski champion, led to the creation and development of the mountain resort of Avoriaz. Mr. Brémond developed other resorts, both in the mountains and on the coast, and created the Pierre et Vacances Group. By successively acquiring Orion, Gran Dorado, Center Parcs and Maeva, the Pierre et Vacances Group has become one of the leading tourism operators in Europe. Mr. Brémond also founded two communications companies (television and film production). He currently serves as Chairman and Chief Executive Officer of Pierre et Vacances S.A. He also serves as Chairman or director of several Pierre et Vacances Group companies and as a director of Groupe Maeva SA. Mr. Brémond is the Chairman and Chief Executive Officer of SA Société d’Investissement Touristique et Immobilier and SA Société d’Investissement Touristique et Immobilier’s permanent representative on the Board of directors of Peterhof, S.E.R.L., Lepeudry et Grimaud, and C.F.I.C.A. He is the Chairman and Chief Executive Officer of GB Développement SA and GB Développement SA’s permanent representative on the board of directors of Ciné B. He is also the Chairman of Pont Royal S.A., SARL OG’s permanent representative on the board of directors of Marathon and Marathon International, a director of Holding Green BV, and a member of the supervisory board of Center Parcs Europe NV.
      Fernando Falcó y Fernández de Córdova was appointed to the board of directors of Vivendi Universal in September 2002, and appointed to our supervisory board on April 28, 2005. He served as Chairman of the Organisation and Union of Riesgos del Tiétar and of Real Automóvil Club de España for 27 years; Chairman of the Group Vins René Barbier, Conde de Caralt et Segura Viudas; Vice Chairman of Banco de Extremadura, and as a member of the board of directors of various companies. Mr. Falcó has established and managed various agricultural businesses, as well as family businesses involved in the export of agricultural products. He contributed to the creation of services and safety measures for motorists with the implementation of technical assistance and travel assistance services in Spain, Europe and throughout the world. In this capacity, he represented Spain on the FIA (International Automobile Federation) as well as on the AIT (International Tourism Alliance). Mr. Falcó is a member of the Spanish Higher Council for traffic and road safety (Ministry of the Interior) and is part of the Group for Urban Mobility (Madrid). Until 2002, he was Vice Chairman of the World Council for Tourism and Motoring of the FIA, which is headquartered in Paris. In June 1998, he was appointed Chairman of the AIT based in Geneva, a position he held until 2001. Mr. Falcó is a member of the Regional Council of the ASEPEYO of Madrid. He currently serves as director and member of the Executive Committee of Cementos Portland Valderrivas and as director of Fomento de Construcciones y Contratas (FCC) and FCC Construcción. He is also director and Vice Chairman of the Executive Committee of Sogecable, Vice Chairman of Canal Digital+, director of Vinexco (Falco Group), and Chairman of the Comité Organizador del Salon Internacional del Automóvil de Madrid.
      Paul Fribourg was appointed to the board of directors of Vivendi Universal in January 2003, and appointed to our supervisory board on April 28, 2005. He is Chairman and Chief Executive Officer of ContiGroup Companies (formerly Continental Grain Company), a private company with French and Belgian roots, that has diverse agribusiness activities. Since the age of 26, he has held several management positions in this company, both in Europe and the United States. He is a member of the US Council on Foreign Relations, and a director of the Park East Synagogue, The Browning School, New York University, Nightingale-Bamford School, America-China Society, Loews Corporation, Appeal of Conscience Foundation, Endeavor Global, Inc., and The Public Theater. He is also Chairman of The Lauder Institute/ Wharton Business

School, member of the JP Morgan National Advisory Board, member of Rabobank International North American Agribusiness’s advisory committee, and a director of Deans’ Advisors at Harvard Business School.
      Gabriel Hawawini was appointed to the board of directors of Vivendi Universal in May 2003, and appointed to our supervisory board on April 28, 2005. He is The Henry Grunfeld Professor of Investment Banking of INSEAD in Fontainebleau, France, where he also currently serves as Dean. Before joining INSEAD, he taught at New York and Columbia universities from 1974 to 1982. Mr. Hawawini was also Vice Chairman of the French Finance Association from 1984 to 1986 and served on editorial committees for several university publications. He is the author of twelve books, and over seventy research publications about management based on value creation, risk appraisal, asset valuation, portfolio management and the structure of financial markets. Among other publications, he is the author of Mergers and Acquisitions in the US Banking Industry published by North Holland in 1991, and Finance for Executives: Managing for Value Creation (South Western Publishing, 2002). He has advised many private companies on the implementation of management systems based on value creation. Since 1982, he has organized, directed and participated in several programs to improve management methods worldwide.
      Henri Lachmann was appointed to the board of directors of Vivendi Universal in December 2000, and appointed to our supervisory board on April 28, 2005. In 1963, he joined Arthur Andersen, the international auditing firm, where he served successively as auditor, then as manager of the Accounting Review Department. In 1970, he joined the Strafor Facom Group and then Schneider Electric S.A., where he held various management positions until June 1981, when he was appointed Chairman and Chief Executive Officer, a position he still currently holds. He is a member of the supervisory board of AXA Group and director of various AXA subsidiaries. Mr. Lachmann is also a director of FINAXA and ANSA, a member of the supervisory board of the Norbert Dentressangle Group, and a member of the Strategy Committee of L’Institut de l’entreprise.
      Pierre Rodocanachi was appointed to the board of directors of Vivendi Universal in May 2004, and appointed to our supervisory board on April 28, 2005. He is the Chairman of the Strategic Committee of Booz Allen Hamilton, an international management and strategy consulting firm. He joined Booz Allen Hamilton in 1973 and in 1979 became CEO of its French subsidiary. In 1987, he was appointed Senior Vice Chairman and became a member of the Strategic Committee and of the Operations Committee of Booz Allen Hamilton Inc., and manager of all its activities for Southern Europe. Prior to joining Booz Allen Hamilton, Mr. Rodocanachi began his career as a researcher in a solids physics laboratory at the Centre national de la recherche scientifique (CNRS). Then, for five years, he managed the planning department of the French General Delegation for Scientific and Technical Research (DGRST). From 1969 to 1971, he served as Technical Consultant on scientific matters for the Minister of Industry and, from 1971 to 1973, was the Deputy Director for the National Agency for Research Valuation (ANVAR). Mr. Rodocanachi is a director of the American Chamber of Commerce in France (Chairman from 1997-2000), the Aspen France Institute, and the Institut du mécénat de solidarité (Treasurer). He is a member of the French Olympic Medalists Association a Chevalier of the Legion of Honor and a recipient of the National Order of Merit. He is also director and Chairman of the Audit Committee of Carrefour and a director of DMC and the publication Commentaires.
      Karel Van Miert was appointed to the board of directors of Vivendi Universal in May 2004, and appointed to our supervisory board on April 28, 2005. He is a former Vice-President of the European Commission, and a former President of Nyenrode University (April 2000 — March 2003). He obtained a degree in International Relations at the University of Ghent, followed by a postgraduate degree from the Center for European Studies at the University of Nancy. From 1968 to 1970, he worked for the National Scientific Research Fund, as well as a part time lecturer on European institutions at the Vrije Universiteit in Brussels. He has worked for several European Commissioners: in 1968 for Sicco Mansholt, and in 1973 as a member of the Private Office of Henri Simonet, Vice President of the European Commission. After starting his political career with the Belgian Socialist Party as International Secretary in 1976, he became Head of the Private Office of Willy Claes, Minister of Economic Affairs in 1977. He chaired the Socialist Party from 1978 to 1988 and became Vice Chairman of the Confederation of European Social Democratic Parties in 1978. From 1986 to 1992, Mr. Van Miert was Vice-President of the International Socialist Party. He was a member of the European Parliament from 1979 to 1985, and then took a seat in the Belgian Chamber of Representatives. In 1989, Mr. Van Miert was appointed member of the European Commission responsible for transport, credit, investment and consumer policy. For six years, he served under President Jacques Delors and in 1992, he assumed interim responsibility for environmental policies. As Vice-President of the European Union Commission, Mr. Van Miert was responsible for competition policy from 1993 to 1999. From April 2000 to March 2003, he chaired the University of Nyenrode where he teaches European competition policy. He is the author of several publications on European integration. In 2003, Mr. Van Miert chaired the European Union High Level Group on Trans-European Transport Networks. Mr. Van Miert is a director of Agfa-Gevaert, Anglo American plc, De Persgroep, DHV Holding BV, Royal Philips Electronics NV, Solvay S.A., Wolters Kluwer NV, Münchener Rück and RWE AG.
      Sarah Frank was appointed to the supervisory board of Vivendi Universal on April 28, 2005. From 1990 to 1997, Mrs. Frank was Chairman and Chief Executive Officer of BBC Worldwide Americas, the subsidiary of British television channel, BBC, for North and South America. Mrs. Frank was Vice-President and Director of Education at Thirteen/ WNET New York, a public television station in New York City, where she directed the educational programs of the station. Mrs. Frank participated in the National Teacher Training Institute, a nationwide program to train teachers to integrate technology into classroom curricula. Most recently she co-produced with WGBH They Made America, a documentary series based on the book by Sir Harold Evans. Mrs. Frank serves on the boards of The Foundation of the New York Chapter of the National Academy of Television Arts and Sciences; Eugene Lang College, the Liberal Arts College of New School University; and the Coalition for Quality Children’s Media. She is also a member of the New York Women’s Forum.
      Patrick Kron was appointed to the supervisory board of Vivendi Universal on April 28, 2005. He began his career at the French Ministry of Industry between 1979 and 1984 before joining the Péchiney Group. From 1984 to 1988, Patrick Kron held operational responsibilities in one of Péchiney’s most important factories in Greece before becoming Chief Operating Officer of Péchiney’s subsidiary in Greece. Between 1988 and 1993, he held several senior operational and financial positions in the aluminum processing division within Péchiney and then became Chairman and Chief Executive Officer of Péchiney Electrométallurgie. In 1993, he became a member of the Executive Committee of the Péchiney Group and was appointed Chairman of Carbone Lorraine from 1993 to 1997. From 1995 to 1997, he ran the Food, Health and Beauty Care Packaging Sector of Péchiney and held the position of Chief Operating Officer of American National Can in Chicago (USA). From 1998 to 2002, Patrick Kron was Chairman of the management board of Imerys before joining Group Alstom, as Director on July 24, 2001 and Chief Operating Officer on January 1, 2003. He has been the Chairman and Chief Executive Officer of Alstom since March 11, 2003. He is also a member of the supervisory board of Imerys and a director of the association “Les Arts Florissants William Christie”.
      Andrzej Olechowski was appointed to the supervisory board of Vivendi Universal on April 28, 2005. He was Deputy Governor of the National Bank of Poland from 1989 to 1991. He held various functions in the Polish government: in 1991, he was appointed Secretary of State to the Ministry of Foreign Affairs; in 1992, Minister of Finance, and from 1993 to 1995, Minister of Foreign Affairs, a period during which he served as economic advisor to President Lech Walesa. From 1994 to 1998, Mr Olechowski served as Chairman of the City Council of Wilanów. In 2000, Mr. Olechowski was a candidate in the Presidential elections in Poland. In 2001, he was one of the creators of the Civic Platform, a Polish centrist political party. From May 1998 to June 2000, Mr. Olechowski served as Chairman of Bank Handlowy w Warszawie, of which he is currently a member of the supervisory board. He sits on the boards of several public, charitable and educational foundations. Mr. Olechowski has served as a consultant for Central Europe Trust Polska since 1995. Mr. Olechowski is a lecturer at the Jagiellonian University in Cracow, the Catholic University in Warsaw and at the Collegium Civitas in Warsaw. He is the author of numerous publications on international trade and foreign policy. He is a director of Euronet, a member of the supervisory board of Bank Handlowy w Warszawie, chairman of the supervisory board of Europejski Fundusz Hipoteczny, a member of the International Advisory Board of Tewtron and the European Advisory Board of Citigroup, and senior advisor to Central Europe Trust Polska.

Senior Executives
      The following table sets forth the names of our senior executives and members of the executive committee, their ages, positions and principal responsibilities as at the date of this annual report:

Name	Age	Positions and Responsibilities

Jean-Bernard Lévy	50	Chairman of the management board and Chief Executive Officer of Vivendi Universal
Jacques Espinasse	62	Member of the management board and Chief Financial Officer of Vivendi Universal
Robert de Metz	53	Senior Executive Vice-President, Strategy and Development
René Pénisson	63	Member of the management board and Senior Executive Vice-President, Human Resources, Vivendi Universal. Chairman of Vivendi Universal Games
Jean-François Dubos	59	Executive Vice-President and General Counsel, Secretary of the management and supervisory boards
Michel Bourgeois	55	Executive Vice-President, Communications and Public Affairs
Régis Turrini	46	Executive Vice-President, Mergers and Acquisitions

Biographies
      The biographies for Jean-Bernard Lévy, Jacques Espinasse and René Pénisson are provided under “— The Management Board — Biographies”.
      Robert de Metz was appointed Senior Executive Vice-President, Strategy and Development of Vivendi Universal in April 2005. Prior to this position Mr. de Metz served as Senior Executive Vice-President, Divestitures, Mergers and Acquisitions of Vivendi Universal since September 2002. He previously worked as a fund manager. He was a member of the executive board of directors of Paribas from 1997 to 2000, where his main responsibilities included the execution of mergers and acquisitions.
      Jean-François Dubos was appointed Executive Vice-President and General Counsel, Secretary of the management and supervisory boards of Vivendi Universal in April 2005. Prior to this position, Mr. Dubos served as Executive Vice-President and General Counsel, Secretary of the board of directors of Vivendi Universal. Mr. Dubos is responsible for managing the group’s legal and administrative services departments. He is also a member of the French Administrative Supreme Court (Maître des Requêtes au Conseil d’Etat), currently on temporary leave. Mr. Dubos joined Compagnie Générale des Eaux, the predecessor of Vivendi Universal, as deputy to the Chief Executive Officer in 1991, and since 1994, has held the position of General Counsel. From 1993 to 1999, he was the Chief Executive Officer of the group’s subsidiary Carrousel du Louvre. From 1984 to 1991, while a full-time member of the French Administrative Supreme Court (Conseil d’Etat), he worked on a wide range of matters, including education, interior affairs, urban planning, historical preservation and codification of laws. From 1981 to 1984, he was co-head of the cabinet of the French Ministry of Defense. Mr. Dubos currently serves on the board of directors of Sogecable, and two water distribution companies (i.e., Société des Eaux de Melun and Mediterránea de Aguas), as well as on the supervisory board of Groupe Canal+.
      Michel Bourgeois was appointed Executive Vice-President Communications and Public Affairs of Vivendi Universal in September 2002. In this position, he is responsible for corporate communications, internal communications, media, public relations and public affairs. From 2000 to 2002, Mr. Bourgeois was Executive Vice-President Corporate Communications, France, of the pharmaceuticals company Aventis.

Mr. Bourgeois previously held successive positions at Rhône Poulenc from 1987 to 2000, in Media Relations and Corporate Communications and was Adviser to the Chairman, Jean-René Fourtou, from 1995 to 2000.
      Régis Turrini was appointed Executive Vice-President of Vivendi Universal, in charge of mergers and acquisitions in April 2005. Prior to this position Mr. Turrini served as Executive Vice President of Vivendi Universal in charge of divestitures, mergers and acquisitions since January 2003. He reports to Robert de Metz, Senior Executive Vice President, Strategy and Development of Vivendi Universal. Mr. Turrini is an attorney admitted to the Paris bar, and a graduate of the Paris Institute of Political Sciences and ENA. He began his career as a judge to the court dealing with disputes in the French civil service. He then joined law firms Cleary Gottlieb Steen & Hamilton (from 1989 to 1992), followed by Jeantet & Associés (from 1992 to 1995), as a corporate lawyer. In 1995, Mr. Turrini joined the investment bank ARJIL & Associés (Lagardère group) as executive director. He was then appointed managing director and, from 2000, managing partner.
      There are no family relationships among or between any of the members of the management and supervisory boards and the senior executives. There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of those mentioned above was selected as a member of the management or supervisory boards or senior executive.
The Board of Directors
      Until April 28, 2005, Vivendi Universal was a société anonyme à conseil d’administration with a single board of directors. The following table sets forth the composition of our board of directors in 2004 through to April 28, 2005:

		Year of
		appointment
Name	Position	as Director

Jean-René Fourtou(1)(2)	Chairman and Chief Executive Officer	2002
Claude Bébéar(1)(2)	Director	2002
Gérard Brémond(2)	Director	2003
Bertrand Collomb	Director	2003
Fernando Falcó y Fernández de Córdova(2)	Director	2002
Paul Fribourg(2)	Director	2003
Gabriel Hawawini(2)	Director	2003
Gerard Kleisterlee	Director	2002
Marie-Josée Kravis	Director	2001
Henri Lachmann(2)	Director	2000
Pierre Rodocanachi(2)	Director	2004
Karel Van Miert(2)	Director	2004

(1)	Under French law, this director was not considered independent.

(2)	Appointed as member of the supervisory board at the Annual Meeting.
     None of Vivendi Universal’s directors in 2004 have entered into any contracts with Vivendi Universal or any of its subsidiaries that provide benefits upon termination of employment.

Compensation of Directors in 2004
      Until April 28, 2005, Vivendi Universal was a société anonyme à conseil d’administration with a single board of directors. In 2004, each director received director’s fees of €50,000 on a full year basis (€25,000 of which is fixed, and €25,000 of which is variable, depending on actual presence at board meetings) and an additional €4,500 for each committee meeting attended (€9,000 for committee presidents).

      The following table sets forth the amount of director’s fees paid in 2004:

(In euros)

Members of the Board of directors in 2004
Mr. Jean-René Fourtou(1)	0
Mr. Claude Bébéar	135,500
Mr. Gérard Brémond	77,000
Mr. Bertrand Collomb	99,500
Mr. Fernando Falcó y Fernández de Córdova	75,250
Mr. Paul Fribourg	93,250
Mr. Gabriel Hawawini	68,000
Mr. Gerard Kleisterlee	52,750
Mrs. Marie-Josée Kravis	144,500
Mr. Henri Lachmann	91,875
Mr. Pierre Rodocanachi	29,500
Mr. Karel Van Miert	34,000

Total	901,125

(1)	Mr. Fourtou waived the payment of his fees for 2004.

Compensation of the Chairman and Chief Executive Officer in 2004
      Our Chairman and Chief Executive Officer in 2004 was Mr. Jean-René Fourtou.(6)
      Upon recommendation of the Human Resources Committee, the board of directors at its meeting held on March 16, 2004 set forth the following principles for the compensation of Mr. Fourtou for 2004 (unchanged from 2003): annual fixed salary of €1 million; bonus target of 150% (with a maximum of 250%); 800,000 stock options without discount; and a company retirement fund of 2.5% of the target compensation per year of service as Chairman and Chief Executive Officer, with the possibility of a cash exit.
      For the fiscal year 2004, Mr. Fourtou’s total gross compensation was €3,449,563, comprised of €1,000,008 as fixed salary, €2,425,000 as 2003 bonus paid in 2004, and €24,555 as benefits in kind.
      On May 21, 2004, Mr. Fourtou was granted 800,000 stock options at an exercise price of €20.67 per share expiring on May 21, 2014.
      For 2004, Mr. Fourtou waived his fees as a director of Vivendi Universal and as a director and member of the supervisory boards of its controlled subsidiaries within the meaning of article 233-16 of the French Commercial Code. In addition, Mr. Fourtou waived his entitlement to the company retirement fund for each year he contributed.

Compensation of Senior Executives
      Our ten most highly compensated senior executives earned an aggregate of €11.965 million (including benefits in kind) for the fiscal year 2004. In addition, the top ten compensation packages (including benefits in kind) paid by Vivendi Universal for its senior executives in the group, including nine US senior executives, totaled €54.561 million for the fiscal year 2004.
      All senior executives have waived their fees as directors of Vivendi Universal and as directors and members of the supervisory boards of its controlled subsidiaries within the meaning of article 233-16 of the French Commercial Code.

(6)	At the Annual Meeting held on April 28, 2005, Mr. Fourtou was appointed Chairman of the supervisory board.

      In order to limit the gain resulting from the announcement of the authorization to file under the Consolidated Global Profit Tax System, estimated at the time by financial analysts at €2 per share, three senior executives of Vivendi Universal, Messrs. Jean-René Fourtou, Jean-Bernard Lévy and Jacques Espinasse decided, at the request of the French Ministry of Economy and Finance, to waive their right to exercise a certain number of subscription options for new Vivendi Universal shares granted from the date they joined Vivendi Universal through the date the authorization by the French Ministry of Economy and Finance was granted. For more information about the Consolidated Global Profit Tax System, please refer to “Item 4 — Information on the Company — 2004 Developments”.
Corporate Governance
      We seek to apply the highest international standards of corporate governance and, through the Disclosure Committee, we are implementing the rules and procedures set out by the US Sarbanes-Oxley Act. Our company has taken the following actions: increased the number of committees emanating from the former board of directors and the current supervisory board (the Audit Committee, the Human Resources Committee, the Strategy Committee and the Corporate Governance Committee); created a special Disclosure Committee to ensure accuracy of publicly disclosed information; adopted an internal charter governing the operation of the supervisory board or its predecessor, the board of directors; implemented the broadcasting of shareholders’ meetings via the Internet; eliminated double voting rights in order to assure equality of shareholder rights; eliminated the policy of issuing stock in the event of a takeover bid; shortened the length of time securities need to be blocked for the exercise of voting rights; shortened the terms of directors and now members of the supervisory board to four years; and provided for the appointment of an employee as a member of the supervisory board when employee participation in our share capital reaches 3%.
Committees of the Supervisory Board
      Until April 28, 2005, the board of directors comprised four committees. As a consequence of the change of our corporate form at the shareholders’ meeting held on April 28, 2005, the committees described below have become committees of the supervisory board.

Creation and Functioning of Committees — Common Attributes
      The permanent committees of the supervisory board are: (i) the Audit Committee, (ii) the Strategy Committee, (iii) the Human Resources Committee; and (iv) the Corporate Governance Committee.
      Each committee fulfills a role of review, analysis and preparation with respect to certain deliberations of the supervisory board. Each committee produces, within its area of expertise, proposals, recommendations and opinions, where appropriate. In accordance with French law, the committees have no decision-making authority; they serve a purely consultative function, acting under the authority of the supervisory board, to which they are accountable.
      Committee members are appointed by the supervisory board and cannot appoint proxies. Unless otherwise decided by the supervisory board, the committee members’ terms are the same as their respective terms on the supervisory board and are renewable. The supervisory board appoints a chairman for each committee, who presides over the committee for the duration of his or her term as a committee member. The committee chairman or one of its members reports upon the committee’s work to the supervisory board at each scheduled meeting of the supervisory board. Each committee establishes its own charter, which must be approved by the supervisory board, pursuant to the provisions of the supervisory board’s internal charter. Each committee meets upon being convened by its chairman and sets its own meeting schedule. Committee meetings may also be held by telephone conference or videoconference. The chairman of each committee draws up the agenda of the meetings and presides over the committee’s deliberations. The chairman of a committee may decide to invite all members of the supervisory board to attend its meetings but only the members of the committee take part in its deliberations. Minutes of each meeting are drawn up by the Secretary of the supervisory board, who attends the meetings of each of the supervisory board’s committees.

      In addition to the permanent committees, the supervisory board may decide to form ad hoc committees, for a limited term, with regard to certain exceptional transactions or assignments.

Audit Committee

Composition
      The Audit Committee is composed of at least four members of the supervisory board, all of whom must be independent and one of whom must have finance or accounting expertise. At least one member must be a financial expert (as defined in the Sarbanes-Oxley Act), with a thorough understanding of accounting standards, as well as practical experience in the preparation of financial statements and in the application of prevailing accounting regulations. The current members are Henri Lachmann (Chairman), Pierre Rodocanachi, Gabriel Hawawini and Karel Van Miert.

Mission
      The mission of the Audit Committee is to prepare the supervisory board’s deliberations, and to provide recommendations or opinions, with regard to accounting procedures, particularly in the following areas: review of our accounts and consolidated annual, half-year and quarterly accounts before they are presented to the supervisory board; coherence and effectiveness of our internal control measures; issuance of opinions on the annual report of the Compliance Program; follow-up on the mandates accorded to the external and internal auditors and review the conclusions of their audits; accounting methods and principles, specifically, the activities to be included within our consolidated accounts; our off balance-sheet risks and commitments; procedures for selecting statutory auditors, including issuance of an opinion regarding such auditor’s fees and verification of compliance with rules ensuring such auditor’s independence; mode of selection of the statutory auditors, specifically regarding fees and regulatory compliance; and any topic that, in its opinion, could represent risks or serious procedural deficiencies.
      The Audit Committee meets at least four times a year and at any other time that Vivendi Universal requires. For the purpose of carrying out its tasks, the committee may, with no members of the management board present, meet with the statutory auditors and the members of our management responsible for preparing financial statements and conducting internal audits, including the Chief Financial Officer, the Chief Accounting Officer and the Treasurer.
      With respect to internal audit and risk management, the committee reviews the most significant off-balance sheet commitments, meets with the Director of Internal Audit, and renders its opinion on the organization of, and work performed by, the internal audit department. The Audit Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.
      In the course of its mission to select the statutory auditors, the committee reviews the fees paid by us or any of our subsidiaries to the statutory auditors and any member of their network. The committee ensures that the amount, conditions of payment, and proportion of the total revenues of the statutory auditors and their network that such fees represent are not likely to affect the statutory auditors’ independence. The committee also monitors compliance with the rules regarding the statutory auditors’ independence.
      The committee reviews our financial statements at least two days before they are presented to the supervisory board. The committee receives a memorandum from the statutory auditors summarizing the results and the accounting options adopted, and a memorandum from the Chief Financial Officer describing the exposure to off-balance sheet risks and commitments. The statutory auditors are present at the meetings of the Audit Committee at which our accounts are reviewed.

Strategy Committee

Composition
      The Strategy Committee is composed of a minimum of four members of the supervisory board. The current members are Claude Bébéar (Chairman), Karel Van Miert, Gérard Brémond, Andrzej Olechowski, Sarah Frank and Patrick Kron.

Mission
      The Strategy Committee’s mission is to prepare the supervisory board’s deliberations, and to provide recommendations or opinions, with regard to the following areas: our strategic direction; acquisitions and divestitures of a sizeable nature; strategic joint ventures and/or industry and financial cooperation agreements; sizeable internal restructuring operations; transactions falling outside our announced strategy; financial operations that may impact the balance sheet’s structure; sizeable financial operations that are material to the company; and our liquidity and debt situation.
      The Strategy Committee meets at least four times a year and at any other time that Vivendi Universal requires. For the purpose of carrying out its tasks, the committee may, with no members of the management board present, meet with the members of our management responsible for preparing financial statements and conducting internal audits, including the Chief Financial Officer, the Chief Accounting Officer and the Treasurer. The Strategy Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.

Human Resources Committee

Composition
      The Human Resources Committee is composed of a minimum of four members of the supervisory board. The current members are Paul Fribourg (Chairman), Fernando Falcó y Fernández de Córdova, Gérard Brémond and Pierre Rodocanachi.

Mission
      The mission of the Human Resources Committee is to prepare the supervisory board’s deliberations and to provide recommendations or opinions with regard to the following matters: compensation of the Chairman of the supervisory board; compensation of the members of the management board; allocation of options to subscribe for or purchase shares (“stock options”) to members of the management board and the top 20 executives of the company; allocation and modes of payment of supervisory board members’ fees; remuneration of the principal executives; issuance of opinions with regard to liability coverage and complementary retirement packages for our officers and directors; and oversight of, and issuance of opinions with regard to the recruitment of principal executives.
      The Human Resources Committee meets at least three times a year and at any other time that Vivendi Universal requires. The Human Resources Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.

Corporate Governance Committee

Composition
      The Corporate Governance Committee is composed of a minimum of three members of the supervisory board, three of whom must be independent. The current members are Claude Bébéar (Chairman), Gabriel Hawawini, Paul Fribourg, Fernando Falcó y Fernández de Córdova and Andrzej Olechowski.

Mission
      The mission of the Corporate Governance Committee is to prepare the supervisory board’s deliberations and to provide recommendations or opinions with regard to the following areas: candidates for membership of the supervisory board and composition and functions of the board committees; criteria of independence with respect to supervisory board members; appointment of the Chairman of the management board and its members; succession plan with regard to the Chairman of the management board and its members; organization and functioning of the supervisory board; preparation of the annual meeting concerning the evaluation of the Chairman of the management board; review of national and international practices in the field of corporate governance; and recommendations regarding our corporate governance measures.
      The Corporate Governance Committee meets at least three times a year and at any other time that Vivendi Universal requires. The Corporate Governance Committee may have recourse to external experts, when it deems necessary, at Vivendi Universal’s expense.
The Governance Agreement (June 19, 2000)
      We are a party to a governance agreement (signed on June 19, 2000) with certain former Seagram shareholders that are members or affiliates of the Bronfman family (the Bronfman Shareholders). The governance agreement restricted the transfer of our shares held by the Bronfman Shareholders and contains other provisions relating to the ownership, holding, transfer and registration of our shares.
      In the governance agreement, we agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets we acquired from Seagram in a transaction that would trigger the Gain Recognition Agreement (the GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. Under the applicable US income tax regulations, to comply with the foregoing, we must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five-year period ending on December 31, 2005. We are in compliance with this provision and do not intend to violate it and trigger the GRA.
      The provisions of the governance agreement with respect to the designation of Directors by the Bronfmans were terminated on December 8, 2004.
Employees
      The number of our employees, as of December 31, 2004, was approximately 37,906. The following tables show a breakdown of employees by business segments and geographic locations as of December 31 of the year specified:

Breakdown of employees by business segments

	Number of		Number of		Number of
	employees in 2004		employees in 2003		employees in 2002

Canal+ Group	4,275		4,798		7,541
UMG	9,661		10,849		11,754
VU Games	1,654		1,985		2,074
VUE(a)	—		14,187		14,605
SFR Cegetel Group(b)	9,781		9,036		10,882
Maroc Telecom	12,204	(c)	12,145		13,493
Other(d)	331		2,451		1,466

Total	37,906		55,451	(e)	61,815

(a)	Vivendi Universal Entertainment was deconsolidated on May 11, 2004.

(b)	In 2002, including VTI; in 2003, excluding Telecom Développement.

(c)	Excludes Mauritel.

(d)	For 2002, VU Net and Corporate. For 2003, VU Net, VTI, Corporate and Atica & Scipione. For 2004, VU Net, VTI, and Corporate.

(e)	Excludes Studios Babelsberg.

Breakdown of employees by geographic location

	Number of	Number of	Number of
	employees in 2004	employees in 2003	employees in 2002

North America	4,713	18,910	20,188
Europe (excl. France)	4,667	6,504	9,552
France	14,529	14,740	16,043
Africa	12,252	12,776	14,100
Asia Pacific	1,409	1,322	1,494
South America	336	1,199	438

Total	37,906	55,451	61,815

      The decrease in the number of employees is a result of the divestitures and restructuring undertaken since 2002.
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

Share Ownership
      Until April 28, 2005, our company was a société anonyme à conseil d’administration with a single board of directors. The following table sets forth the share ownership of our directors as of December 31, 2004:

Name	Number of shares held

Jean-René Fourtou	400,000	(1)
Claude Bébéar	2,000
Gérard Brémond	750
Bertrand Collomb	1,607
Fernando Falcó y Fernández de Córdova	1,000
Paul Fribourg	1,000
Gabriel Hawawini	1,390
Gerard Kleisterlee	800
Marie-Josée Kravis	750
Henri Lachmann	1,500
Pierre Rodocanachi	1,800
Karel Van Miert	750

Total	413,437	(2)

(1)	Including 128,622 as usufructuary.

(2)	represents 0.04% of our share capital.

     None of the members of our management or supervisory boards or any of our executive officers beneficially own, or hold options to purchase, 1% or more of the shares of Vivendi Universal.
Stock Option Plans
      Since the Merger Transactions, we have granted stock options to executives and key employees, as well as within our subsidiaries and affiliates, under three stock option plans and one stock subscription option plan. With the exception of the Outperformance Plan (SO IV), options granted to US-based executives are options to purchase our ADSs. Executives employed outside of the United States are granted options to purchase our shares. We use several criteria for determining whether and to whom stock options will be granted: his/her degree of responsibility; job performance; recognition and reward to those executives and key employees who have participated in significant transactions; and the potential of the executives.
      Since its creation in 2000, Vivendi Universal has made significant option grants to a select group of executives and key employees in the following manner:

•	10,886,898 options(1) to purchase ADSs or Vivendi Universal shares, representing 1% of Vivendi Universal’s outstanding share capital, were granted to 3,681 beneficiaries in December 2000, exercisable at a strike price, without discount, of €78.64 for Vivendi Universal shares or $67.85 for ADSs;

•	5,200,000 options(1) to purchase ADSs or Vivendi Universal shares, representing 0.48% of Vivendi Universal’s outstanding share capital, were granted to a select group (approximately 100) senior executives in December 2000 under the Outperformance Plan (the vesting and exercisability of these stock options are linked to the outperformance of Vivendi Universal against a weighted index media company performance comprised of 60% Media MSCI and 40% Stoxx Media);

•	13,333,627 options(1) to purchase ADSs or Vivendi Universal shares, representing 1.23% of Vivendi Universal’s share capital then outstanding, were granted to 2,816 beneficiaries in October 2001, exercisable at a strike price, without discount, of €48.20 for Vivendi Universal shares or $44.25 for ADSs;

•	3,619,300 options(1) to purchase ADSs or Vivendi Universal shares, representing 0.33% of Vivendi Universal’s share capital then outstanding, were granted to 51 beneficiaries in September 2002, exercisable at a strike price of €12.10 for Vivendi Universal shares or $11.79 for ADSs.

•	1,660,000 options(1) to purchase ADSs or Vivendi Universal shares, representing 0.16% of Vivendi Universal’s share capital then outstanding, were granted to 35 beneficiaries in January 2003, exercisable at a strike price of €15.90 for Vivendi Universal shares or $16.85 for ADSs.

•	11,299,000 options(1) to purchase ADSs or Vivendi Universal shares, representing 1.06% of Vivendi Universal’s share capital then outstanding, were granted to 489 beneficiaries in May 2003, exercisable at a strike price, without discount, of €14.40 for Vivendi Universal shares or $16.44 for ADSs.

•	1,015,000 options(1) to purchase ADSs or Vivendi Universal shares, representing 0.09% of Vivendi Universal’s share capital then outstanding, were granted to 80 beneficiaries in December 2003, exercisable at a strike price, without discount, of €19.07 for Vivendi Universal shares or $22.59 for ADSs.

•	9,279,600 options(1) to purchase ADSs or Vivendi Universal shares, representing 0.87% of Vivendi Universal’s share capital then outstanding, were granted to 563 beneficiaries in March 2004, exercisable at a strike price, without discount, of €20.67 for Vivendi Universal shares or $24.61 for ADSs.

(1)	As a consequence of the 2002 dividend payment taken from the retained earnings (in accordance with applicable rules), we adjusted the exercise prices and number of Vivendi Universal shares or ADSs subject to each outstanding stock option and the number of Vivendi Universal shares or ADSs reserved for issuance under each of the existing stock option plans before 2002 in order to preserve the value of each option.

      The significant features of the stock option plans and the stock subscription option plan under which we have made option grants are the following:
SO I (traditional options)
      Options granted under SO I have an eight or ten-year term. These options normally vest over three years from the date of grant in equal one-third amounts, and become exercisable, with respect to the then vested portion of the grant after the second anniversary of the grant date. After the third anniversary of the grant date, the entire grant is vested and exercisable. Employees terminated by Vivendi Universal and its subsidiaries and affiliates retain any options granted under this plan that have vested before their termination date and the plan permits the acceleration of vesting or the extension of the exercise period in connection with an optionholder’s termination of employment upon approval of the management board. Such an acceleration or extension is subject to the approval of the supervisory board with respect to options granted to members of the management board and top 20 executives of our company. In the event of a bid or tender offer for all or substantially all of the shares of Vivendi Universal, options granted under SO I immediately vest and become exercisable and the underlying shares will be freely transferable without any condition.
SO II
      The options granted under SO II were exercisable from September 18, 2000, to September 17, 2003, at an adjusted unit price of €48.64, and from September 18, 2003 to September 17, 2004, at an adjusted unit price of €52.05.
SO III (over-performance options)
      The options granted under SO III vest and become exercisable after a five-year period following May 11, 1999 and remain exercisable until the expiration of the eight-year validity period of the plan. The number of options that can be exercised will be determined based on the performance of Vivendi Universal’s stock price vis-à-vis a benchmark price index composed of a basket of indexes (55% Media, 35% Telecoms, 10% Utilities).
SO IV (over-performance options)
      The options granted under SO IV vest and become exercisable after a six-year period following the date of grant and remain exercisable until the expiration of the eight-year validity period of the plan; provided, however, that the vesting of such options will be accelerated based on the performance of Vivendi Universal’s stock price vis-à-vis the movement of the combined index, 60% MSCI and 40% Stoxx Media, as follows:

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
      As at June 15, 2005, there were 1,448 registered holders of ADSs in the US holding a total of 76,796,068 ADSs.
Related Party Transactions
      Please refer to “Item 18 — Financial Statements — Note 27” for a discussion of related party transactions.

Item 8:	Financial Information
Consolidated Financial Statements
      See “Item 18 — Financial Statements”.
Litigation

COB/ AMF Procedure
      Following the inquiry opened by the Commission des Opérations de Bourse (COB) on July 4, 2002, the COB notified Vivendi Universal on September 12, 2003 of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1, 2, 3 and 4 of Regulation 98-07.
      The facts complained of, which took place prior to the changes made in the management of Vivendi Universal in July 2002, related first to the financial information resulting from the methods of consolidation, in terms of French accounting standards, of the companies Cegetel, Maroc Telecom and Elektrim Telekomunikacja, and secondly, to other items of financial information.
      The decision of the AMF Sanctions Commission was rendered on November 3, 2004. Vivendi Universal was ordered to pay a financial penalty of €1 million. The equity accounting method of consolidation of Elektrim Telekomunikacja, for the financial year 2001 only, was challenged by the AMF which considers that Elektrim Telekomunikacja, should have been consolidated by way of proportionate integration.
      On February 4, 2005, Vivendi Universal appealed against the decision in the Paris Court of Appeals. Vivendi Universal took the view, shared by its auditors, that the method of consolidation of Elektrim Telekomunikacja, applied over the period subject to the COB’s investigation, was in accordance with the applicable accounting regulations. The hearing before the Paris Court of Appeals was held on May 17, 2005.
      On June 29, 2005, the Paris Court of Appeals partially overturned the November 3, 2004 decision of the AMF Sanctions Commission and reduced the amount of the penalty imposed by the AMF against Vivendi Universal from €1 million to €300,000. In this decision, the Paris Court of Appeals validated Vivendi Universal’s accounting treatment of its investment in Elektrim Telekomunikacja. The Paris Court of Appeals upheld the AMF’s complaints with respect to communications regarding indebtedness at the end of 2000 and the level of cash flow in September 2001 but overturned the Sanctions Commission’s decision regarding the conditions of access to Cegetel’s cash balances and recognized that Vivendi Universal could not be held responsible for the oral communications of its then Chief Executive Officer, Mr. Jean-Marie Messier.

AMF Investigation into Vivendi Universal’s Purchase of Its Own Shares
      On May 4, 2004, the AMF commenced an investigation into Vivendi Universal’s purchase of its own shares between September 1, 2001 and December 31, 2001.

AMF Complaint in Connection with the Issuance of Notes Mandatorily Redeemable for New Shares of Vivendi Universal
      On January 18, 2005, Vivendi Universal and two of its senior executives, Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into observed movements in the Vivendi Universal share price at the time of the issuance of notes mandatorily redeemable for new shares of Vivendi Universal in November 2002.
      The AMF complaint against Vivendi Universal is that Deutsche Bank sold institutional investors a product comprising both notes mandatorily redeemable for new shares of Vivendi Universal and hedging in respect of the Vivendi Universal shares, the description of which was not sufficiently detailed in the prospectus. Vivendi Universal takes the view that it fully complied with its obligations as an issuer to provide information, and Vivendi Universal and its two senior executives intend to challenge these complaints before the AMF Sanctions Commission.

Investigation by the Financial Department of the Parquet de Paris
      The investigation initiated by the financial department of the Parquet de Paris regarding the publication of false or misleading information regarding the financial situation or forecasts of Vivendi Universal, as well as the publication of untrue or inaccurate financial statements (for financial years 2000, and 2001) is ongoing. The application for Vivendi Universal to be joined as a civil party was definitively granted by an order of the Court of appeals dated June 25, 2003.
      It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi Universal, the claimants’ complaints are without legal or factual cause of action. Vivendi Universal plans to defend vigorously against them and will assert all its rights.

Securities Class Action Litigation
      Since July 18, 2002, a number of claims have been filed against Vivendi Universal, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002 the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.
      The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed.
      The proceedings are currently in the stage of discovery in which the plaintiffs have to prove violation that caused a loss to the shareholders.
      Vivendi Universal’s opposition to plaintiffs’ motion for class certification is due on September 15, 2005. Plaintiffs’ reply papers in further support of their motion for class certification is due on September 30, 2005.
      Witness depositions should begin in August 2005 at the earliest.

Elektrim Telekomunikacja
      On August 26, 1999, four minority shareholders of PTC transferred about 15% of the share capital of PTC to Elektrim. In October 1999, DT alleged that its pre-emption rights in respect of about 3.12% of the share capital of PTC had been violated, and referred the matter to arbitration in Vienna. On April 9, 2003, the arbitration tribunal issued an award declaring that the transfer was valid and dismissed DT’s claims. On December 19, 2003 the tribunal also ordered DT to reimburse part of Elektrim’s costs in the arbitration.

      In December 2000, DT commenced a new arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja. DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.
      In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:

1. The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective, and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2. The said sale did not constitute a material breach of Article 16.1 of the shareholders agreement between DT and Elektrim, but such a material breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;

3. The Tribunal dismissed DT’s claim for a declaration that an economic impairment on the part of Elektrim existed; and

4. The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration.
      DT withdrew its claim concerning its financial loss.
      On February 2, 2005, the Award was partially recognized by a Warsaw tribunal (Regional Court — Civil Division) with regard to the first three points described above. In February 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958. The decision was also appealed by the Public Prosecutor.
      In the context of proceedings launched by Elektrim Telekomunikacja concerning ownership of the PTC shares and notified to PTC on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division) issued an injunction on December 30, 2004, upon Elektrim Telekomunikacja’s request prohibiting any amendment of the company register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.
      In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw “Registry Court” an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to the aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court has, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja has commenced proceedings in order to rectify the register and filed a complaint before the Warsaw Public Prosecutor.
      Vivendi Universal has brought the matter before the Polish Government to demand compliance with the law and its commitments with regard to the protection and equitable treatment of investors through the agreement between the Government of the Republic of France and the Government of the Republic of Poland to encourage the reciprocal protection of investments signed on February 14, 1989.
      On August 22, 2003, Vivendi Universal and VTI filed a request for arbitration before an arbitration tribunal under the aegis of the London Court of International Arbitration (LCIA), against Elektrim, Elektrim Telekomunikacja and Carcom. This request arose in the context of the Third Amended and Restated Investment Agreement of September 3, 2001 (the agreement) between Elektrim, Elektrim Telekomunikacja, Carcom, Vivendi Universal and VTI. The purpose of this Agreement was to govern relations between Vivendi Universal and Elektrim within Elektrim Telekomunikacja, to organize the investment of Vivendi Universal and Elektrim Telekomunikacja in PTC, and furthermore to anticipate the consequences of the Vienna Award. The initial subject matter of the dispute was the applicability of certain provisions of the Agreement, this initial scope having been extended by Elektrim to cover its validity as a whole and by Vivendi Universal to cover breaches by Elektrim thereof. On March 24, 2005, the LCI Arbitral Tribunal as a result of the first hearing which took place in London on March 17, 2005, issued a provisional freezing order preventing Elektrim to transfer the PTC shares, requesting Elektrim to vote during the PTC shareholders’ meetings according to Elektrim Telekomunikacja’s instructions. On April 28, 2005, the arbitral tribunal confirmed this interim order. The next hearing is to take place during the week of September 5, 2005.
      On August 27, 2003, Elektrim commenced another arbitration against Elektrim Telekomunikacja, under the aegis of the Court of Arbitration of the Polish Chamber of Commerce. As Elektrim has finally recognized the jurisdiction of the Tribunal under the aegis of the LCIA, this proceeding is at the moment suspended.
      In April 2005, Vivendi Universal commenced proceedings against DT in the Paris Commercial Court, for wrongful termination of negotiations.
      In September 2004, Deutsche Telekom, without notice and without proper cause, terminated tripartite negotiations commenced one year earlier with Elektrim relating to the sale of 51% of PTC to DT. Vivendi Universal considers this sudden withdrawal to have been motivated by DT’s wish to appropriate the shares of PTC at the lowest possible cost using methods which Vivendi regards as unlawful. Vivendi Universal is claiming damages from DT, currently estimated at €2.2 billion to compensate for the losses it has suffered, and, in particular, for the loss of value in its investment in Poland caused by the behavior of DT.
      The Polish Office for the Protection of Competition (the Office) had been informed of an increase of Vivendi Universal’s participation of 2% more of the share capital of Elektrim Telekomunikacja and sent Vivendi Universal a request for information on February 5, 2004 in order to establish whether the provisions of the national law, dated December 15, 2000 on the protection of competition had or had not been violated due to failure to declare a concentration resulting from the intention of Vivendi Universal to take control of Elektrim Telekomunikacja. By a letter dated February 16, 2004, Vivendi Universal reminded the Office that it held only 49% of Elektrim Telekomunikacja, that this holding was fully in compliance with the provisions of the national competition law, and that in the event that it intended to acquire control of Elektrim Telekomunikacja it would duly inform the Office in accordance with the law. On July 22, 2004, the Office informed Vivendi Universal that no breach of the Polish competition regulations had been noted.
      On November 23, 2004, the Office required precisions following information appearing in the Vivendi Universal 2004 six-month report for the period of January 1 to June 30, 2004, concerning its methods of consolidation in respect of Ymer. On December 28, 2004, Vivendi Universal responded to the Office that, following the adoption of the financial security law of August 1, 2003, new accounting criteria required it to take Ymer into account for consolidation purposes, notwithstanding the absence of control over that company in the legal sense of the term and particularly with regard to the Polish Commercial and Companies Code. On April 7, 2005, the Office decided to initiate an anti-trust proceeding against Vivendi Universal.

Dispute with the IRS
      Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US Internal Revenue Service (IRS) since 1998 when, on August 21, 2003, Vivendi Universal received notice from the IRS challenging the tax treatment submitted by Seagram in its Form 10-K in the context of the redemption by DuPont in April 1995 of 156 million of its own shares held by Seagram.
      The IRS claims additional tax of $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this demand in the US Tax Court. The IRS filed an answer on December 18, 2003. Vivendi Universal then filed a further reply on February 2, 2004. Discovery of documents is in process.
      Vivendi Universal continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal considers that this dispute with the IRS, if decided against Vivendi Universal, would not have a significant effect on its overall financial situation. Furthermore, Vivendi Universal considers that it has made the appropriate provisions in its accounts regarding this litigation.

SFR
      SFR is the subject of contentious proceedings which have been served in connection with competition law, proceedings which are often common with other telecommunications service providers. The management of SFR is not in the position to determine the potential impact of the outcome of these proceedings and, consequently, has made no provision in its accounts in relation thereto.

Universal Music Group
      The Office of the New York Attorney General (NYAG) is investigating radio promotion practices in the music industry. Universal Music Group (UMG), received subpoenas duces tecum in September 2004, November 2004 and March 2005 and several additional requests for information from the NYAG with respect to its radio promotion practices. UMG is complying with the subpoenas and is fully cooperating with the investigation. It is our understanding that the NYAG has also issued subpoenas duces tecum to other record companies and owners of radio stations. At this time, it is not possible to predict the duration or outcome of the investigation.

Dividend Policy
      Future dividends will depend on the group’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the management board and resolution by the group’s shareholders at an annual shareholders’ meeting.
      For fiscal year 2004, the board of directors proposed a dividend of €0.60 per share, representing a distribution rate of approximately 50% of the group’s adjusted net income. The dividend was approved by the shareholders’ meeting on April 28, 2005.
      Vivendi Universal expects to continue to propose a dividend distribution rate of approximately 50% of the group’s adjusted net income in 2005.
Significant Changes
      The significant events that occurred between December 31, 2004 and June 29, 2005 are described in the appropriate sections. In particular, the situation of Elektrim Telekomunikacja is presented in “Item 18 — Financial Statements — Note 7.3”, the acquisition of a 16% stake in Maroc Telecom realized on January 4, 2005 is described in “Item 18 — Financial Statements — Note 30”, the merger plan between plan between Cegetel and Neuf Telecom is described in “Item 4 — Our Segments — Telecommunications” and the VUE restructuring described in “Item 4 — Subsequent Developments in 2005 — Purchase of IAC’s Equity Interests in VUE”.
Item 9:     The Offer and Listing
Market Price Information
      Our ordinary shares currently trade on Euronext Paris S.A. and our ADSs trade on the NYSE. The table below sets forth the reported high and low sales prices of Vivendi and Vivendi Universal ordinary shares and ADSs on Euronext Paris S.A. and on the NYSE, respectively (and, for periods before September 2000, the high and low bids for Vivendi ADSs in the over-the-counter market). For periods before the completion of the Merger Transactions on December 8, 2000, the table sets forth price information for Vivendi ordinary shares and ADSs; for periods after that date, the table sets forth price information for Vivendi Universal ordinary shares and ADSs. Each Vivendi ADS represented one-fifth of a Vivendi ordinary share before the completion of the Merger Transactions, while each Vivendi Universal ADS now represents one Vivendi Universal ordinary share. To facilitate comparison of information for periods before and after December 8, 2000, price information for the Vivendi ADSs is shown as if each Vivendi ADS represented one Vivendi ordinary share.

Last Six Months

	Eurolist by
	Euronexttm Paris
	(Ordinary		NYSE
	Shares)		(ADSs)

	High	Low	High	Low

May, 2005	€25.05	€23.25	$31.48	$29.70
April, 2005	24.50	22.50	31.39	29.65
March, 2005	24.50	22.78	32.15	30.38
February, 2005	25.21	23.42	32.73	31.39
January, 2005	24.62	23.23	32.33	30.64
December, 2004	24.00	22.10	32.28	29.88

Last Two Years by Quarter

	Eurolist by
	Euronexttm Paris		NYSE
	(Ordinary Shares)		(ADSs)

	High	Low	High	Low

2005
Second Quarter (through June 23, 2005)	€25.98	€22.50	$31.48	$29.65
First Quarter	25.21	22.78	32.73	30.23
2004
Fourth Quarter	24.00	20.31	32.28	25.94
Third Quarter	23.29	19.06	28.27	23.57
Second Quarter	23.37	19.00	28.10	23.08
First Quarter	23.85	19.30	29.32	24.45
2003
Fourth Quarter	19.71	15.11	24.28	18.38
Third Quarter	17.63	14.52	18.80	16.57
Second Quarter	17.75	12.03	20.63	13.73
First Quarter	17.98	11.03	18.90	12.30

Last Five Years

	Eurolist by
	Euronexttm Paris		NYSE
	(Ordinary Shares)		(ADSs)

	High	Low	High	Low

2005 (through June 23, 2005)	€25.98	€22.50	$32.73	$29.65
2004	24.00	19.00	32.28	23.08
2003	19.71	11.03	24.28	12.30
2002	64.40	8.62	57.90	8.90
2001	82.00	40.22	76.00	37.30
2000	150.00	68.60	142.50	50.00
      We urge you to obtain current market quotations.

Item 10:	Additional Information
Organizational Document of Vivendi Universal
      At the shareholders’ meeting held on April 28, 2005, our shareholders approved the change of our corporate form to a société anonyme à directoire et conseil de surveillance and the adoption of amended statuts, a copy of which is filed as an exhibit to this annual report. For information on our organizational documents for the fiscal year 2004 and through April 27, 2005, please refer to “Item 10 — Additional Information — Organizational Document of Vivendi Universal” of our annual report on Form 20-F for the fiscal year 2003.

Register Information
      Vivendi Universal is registered with the Paris Trade Register (Registre du Commerce et des Sociétés) under the registration number 343 143 763.

Purpose
      Under Article 2 of our statuts, the main corporate purpose of Vivendi Universal is (i) to provide any direct or indirect telecommunications and media/entertainment activities, and any interactive services, to individual, business and public-sector customers, (ii) to market any products and services related to the foregoing, (iii) to engage in any commercial, industrial, financial, stock, share and real-estate transactions directly or indirectly related to the aforementioned purpose or to any similar or related purposes, or contributing to the fulfilment of these purposes, and (iv) more generally, to engage in the management and acquisition, by way of subscription, purchase, contribution, exchange or through any other means, of shares, bonds and any other securities of companies already existing or to be formed and the right to sell such securities.

Members of the Management and Supervisory Boards
      Under the French Commercial Code, each member of the supervisory board must be a shareholder of Vivendi Universal. Our statuts provide that a member of the supervisory board must own at least 1,000 shares of Vivendi Universal for as long as he or she serves as a member of the supervisory board. Members of the supervisory board are elected for a four-year term and are eligible for reelection upon the expiration of his or her term of office. No more than one-third of the members of the supervisory board may be older than the age limit set by law, which is presently seventy. The annual shareholders’ meeting may allocate an aggregate amount of fees to be distributed by the supervisory board to its members. The compensation of the Chairman and Vice-Chairman of the supervisory board is determined by the supervisory board.
      The management board can be composed of two to seven members who are not required to be shareholders of Vivendi Universal. The supervisory board appoints the members of the management board for a four-year term and determines their compensation. Members of the management board may be reappointed and may be dismissed at any time either by the supervisory board or by the shareholders at a shareholders’ meeting.
      Under the French Commercial Code, any transaction, directly or indirectly, between a company and a member of its supervisory or management board or any of its officers or one of its shareholders holding more than 10% of voting securities, that cannot be reasonably considered to be in the ordinary course of business or is not at arm’s length, is subject to the supervisory board’s prior consent. A member of the management or supervisory board may not participate in a vote consenting to a transaction in which he or she is directly or indirectly interested. Any such transaction concluded without the prior consent of the supervisory board can be voided if it is fraudulent or otherwise harmful to the company, and the interested member of the management or supervisory board can be held liable on this basis. The statutory auditor must be informed of the transaction within one month of its conclusion and must prepare a special report to be submitted to the shareholders for approval at their next meeting. In the event the transaction is not ratified by the shareholders, it will remain enforceable by third parties against the company, but the company may in turn hold the interested member of the management or supervisory board and, in some circumstances, the other members of the management board, liable for any damages it may suffer as a result.

Shareholders’ Meetings

General
      In accordance with the French Commercial Code, there are two types of shareholders’ general meetings, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings. Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions (e.g., among other things, increasing or decreasing our share capital; creating a new class of equity securities; selling or transferring substantially all of our assets; and voluntary liquidation).
      The French Commercial Code requires our management board to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year unless extended by order of the Commercial Court (Tribunal de Commerce). Both the management and supervisory boards may also convene an ordinary or extraordinary general meeting upon proper notice at any time during the year. If either the management or supervisory boards fails to convene a shareholders’ meeting, our independent auditors or a court appointed agent may call the meeting at the request of (i) any interested party in the event of emergency, (ii) one or more shareholders holding more than 5% of our share capital or (iii) an association of shareholders representing more than 1% of our voting rights.
      Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders’ meeting after a public offer or a sale of a controlling stake of Vivendi Universal’s share capital.

Notice
      We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Légales Obligatoires (BALO). The preliminary notice must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a financial newspaper of national circulation in France and by e-mail or postal mail for registered shares. We must send a final notice containing the agenda, other information about the meeting and general information on Vivendi Universal at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which we are registered.

Attendance and Voting
      Each share confers on the shareholder the right to cast one vote, subject to certain limited exceptions under the French Commercial Code. Shareholders may attend ordinary and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our statuts. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

Proxies and Votes by Mail
      Shareholders may vote in person, by proxy or by postal mail. Upon decision of the management board specified in the notice of meeting, shareholders may also vote by Internet.

Quorum and Majority
      The French Commercial Code requires that, upon first convocation, 25% of the shares entitled to voting rights must be represented by shareholders present in person or voting by mail or by proxy to fulfill the quorum requirement for either an ordinary or an extraordinary general meeting where an increase in Vivendi Universal’s shares capital is proposed through incorporation of reserves, profits or share premium. No quorum is required upon second convocation of such meeting.

      For any other extraordinary general meeting, the quorum requirement upon first convocation is one-third of the shares entitled to voting rights, on the same basis, and 25% of the shares entitled to voting rights, on the same basis, upon second or further convocation. If the quorum is not present at a meeting, the meeting is adjourned for a maximum of two months. Any deliberation by the shareholders that takes place without a quorum is void.
      A simple majority of shareholders of the shareholder votes cast may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required. A unanimous shareholder vote is required to increase liabilities of shareholders.

Limitations on Right to Own Securities
      Neither French law nor our statuts contain any provision that limits the right to own Vivendi Universal’s securities or limits the rights of shareholders, including non-resident or foreign shareholders, to hold or exercise voting rights associated with those securities.

Anti-Takeover Provisions of our By-Laws
      Vivendi Universal’s statuts provide that any person or group that fails to notify the company within 15 days of acquiring or disposing of 0.5% or any multiple of 0.5% of our ordinary shares may be deprived of voting rights for shares in excess of the unreported fraction.

Anti-Takeover Effects of Applicable Law
      The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or the voting rights attached to the share, or that increases or decreases its shareholding or voting rights to any of the above percentages must notify the number of shares and voting rights that it holds to the company and the AMF within five trading days of crossing that threshold. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10% or 20% of Vivendi Universal’s share capital must notify Vivendi Universal and the AMF of its intentions for the 12 months following such acquisition. The AMF makes this notice public. The acquirer may amend its stated intentions by filing a new report.
      Failure to comply with these notifications will result in the suspension of the voting rights attached to the shares exceeding the above-mentioned thresholds for a period of two years from the date on which the shareholder has cured such default and such shareholder may have all or part of its voting rights suspended for up to five years by the Tribunal de Commerce at the request of Vivendi Universal, any of Vivendi Universal’s shareholders, or the AMF.
      The French New Economic Regulations Act also requires the notification of the AMF of any agreement which provides preferential conditions of acquisition or divestiture of shares representing 0.5% or more of the share capital or voting securities, and the failures to give such notifications will result in such provision being unenforceable during the course of a tender offer.
      Under French Law, and subject to limited exemptions, any person or persons acting in concert that become the holder of more than 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. This mandatory public tender offer also applies to any person or persons acting in concert, that own, directly or indirectly, between 33 1/3% and 50% of the share capital or the voting rights of a French listed company and who, within a period not exceeding 12 months, increase the number of their shares or voting rights by more than 2% of the total number of shares or of voting rights of the company. Such persons must also inform the AMF of any change in the number of shares or voting rights they hold, and the AMF makes the information public.

      Under the provisions of the French Commercial Code, if the number of a shareholder’s outstanding voting rights changes by 5% or more between two annual ordinary general meetings, Vivendi Universal is required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the AMF with written notice of such information.
Ordinary Shares

Dividends
      Dividends on our ordinary shares are distributed to shareholders pro rata, and terms of payment are determined at the shareholders’ meeting approving the distribution of such dividends. Under the French Commercial Code, we must pay any dividends within nine months of the end of our fiscal year, unless this period is extended by an order of the Tribunal de Commerce. Subject to certain conditions, the management board can decide the distribution of interim dividends during the course of the fiscal year. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.
      Under French Company Law, Vivendi Universal must allocate 5% of the net profits of each fiscal year to a legal reserve fund until the amount in that fund is equal to 10% of the nominal amount of its share capital.

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

Future Capital Calls
      All of our outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Vivendi Universal.

Changes in Share Capital
      Under the French Commercial Code, we may increase our share capital only with the approval our shareholders at an extraordinary general meeting (or with a delegation of authority from our shareholders). Generally, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by us for cash, current shareholders will have pre-emptive rights on these securities on a pro rata basis. These pre-emptive rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts.
      A two-thirds majority of our ordinary shares entitled to vote at an extraordinary general meeting may vote to waive pre-emptive rights with respect to any particular offering. French law requires a company’s management board and independent auditors to present reports that specifically address any proposal to waive pre-emptive rights. Shareholders may also waive their own pre-emptive rights with respect to any particular offering.
      Under the French Commercial Code, we may decrease our share capital only with the approval of our shareholders at an extraordinary general meeting (or with a delegation of authority from our shareholders). There are two methods to reduce share capital: (i) by reducing the number of shares outstanding and (ii) by decreasing the nominal value of existing shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. We may reduce the number of outstanding shares either by an exchange of shares or by the repurchase and cancellation of our shares. Any decrease must meet the requirements of the French Commercial Code, which provides that all holders of shares in each class of shares must be treated equally, unless the affected shareholders otherwise agree.

Amendments to Rights of Holders
      The rights of holders of our ordinary shares can be amended only by action of an extraordinary general meeting. A unanimous shareholder vote is required to increase liabilities of shareholders.
Material Contracts
      In view of the size and scope of the operations of our company, we believe that the only agreements to which we or any of our subsidiaries are a party that could be considered material to our company are the agreements in connection with the NBC-Universal transaction and the VUE restructuring. For a description of each of these agreements, see “Item 4 — Information on the Company” and “Item 18 — Financial Statements — Note 3.1”.
Exchange Controls
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
Taxation
French Taxation and US Federal Income Taxation
      The following summary discusses the material French tax consequences and US federal income tax consequences to US Holders, as defined below, of the purchase, ownership, and disposition of our ordinary shares or ADSs.
      The following summary is for general information only. It is not intended, and should not be construed, as legal or professional tax advice. It is based upon current provisions of the laws, conventions, and treaties, including the US Internal Revenue Code of 1986, as amended (the Code) and current and proposed US Treasury regulations and administrative and judicial decisions thereunder, that are currently in effect, all of which are subject to change, possibly on a retroactive basis. Neither French nor US federal tax authorities are bound by the views expressed in the discussion below, and there can be no assurance that such authorities will accept its conclusions.
      This discussion is not exhaustive of all possible tax considerations. It does not purport to be a comprehensive description of all aspects of French taxation and US federal income taxation that may be relevant to each investor’s decisions regarding the purchase, ownership, and disposition of our ordinary shares or ADSs in light of that investor’s particular circumstances.
      For example, this discussion considers only US Holders that will own our ordinary shares or ADSs as capital assets. Further, this summary does not discuss the French tax consequences or US federal income tax consequences to US Holders that are subject to special treatment under French tax laws or US federal income tax laws, such as the following:

•	dealers or traders in securities or foreign currency, including traders in securities that use a mark-to-market method of accounting for their holdings;

•	tax-exempt organizations or retirement plans, except to a limited extent under “French Taxation of US Holders of Our Ordinary Shares or ADSs — Taxation of Dividends”;

•	banks, thrifts, insurance companies, regulated investment companies, or other financial institutions or “financial services entities”;

•	real estate investment trusts;

•	persons that acquire our ordinary shares or ADSs as compensation;

•	persons that hold our ordinary shares or ADSs together with other investments as part of a “straddle”, “hedge”, “conversion transaction”, “constructive sale”, or other integrated transaction;

•	US persons that have a functional currency other than the US dollar;

•	certain expatriates and former long-term residents of the United States;

•	certain foreign corporations treated as domestic corporations pursuant to section 269B or section 7874 of the Code;

•	partnerships and other pass-through entities, or investors that hold our ordinary shares or ADSs through partnerships or other pass-through entities;

•	persons that own, whether directly, indirectly, or through attribution, at least 10% of the value or voting power of our shares;

•	persons that are not entitled to the benefits of the Convention between the US and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, entered into on August 31, 1994 (the Treaty); and

•	persons whose ownership of our ordinary shares or ADSs is connected with the conduct of business through a permanent establishment or fixed base in France.
      In addition, the discussion below does not address any aspects of tax laws other than French tax laws or US federal income tax laws, the possible application of US federal gift or estate taxation, or the potential application of the alternative minimum tax.
      Accordingly, holders and prospective holders of our ordinary shares or ADSs are strongly urged not to rely exclusively on this summary but to consult their own tax advisers as to the specific consequences to them under French tax law, US federal income tax law, and other tax laws of the purchase, ownership, and disposition of our ordinary shares or ADSs, including, in particular, the effect of any state or local taxes or taxes other than French taxes and US federal income taxes.
Ownership for Tax Purposes of Our Ordinary Shares or ADSs
      Assuming that the obligations set forth in the Deposit Agreement, dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi Universal, S.A., The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder and any related agreements will be fulfilled in accordance with their terms, holders of our ADSs will be treated as the owners of the ordinary shares represented by such ADSs for both French tax purposes and US federal income tax purposes. Accordingly, among other consequences, exchanges of our ordinary shares for ADSs or of ADSs for our ordinary shares under the Deposit Agreement will not be subject to French tax or US federal income tax.
US Holders
      The following discussion describes the material French tax consequences and US federal income tax consequences of the purchase, ownership, and disposition of our ordinary shares or ADSs by a US Holder, defined for purposes of this discussion as a beneficial owner of our ordinary shares or ADSs that is one of the following:

•	a citizen or resident of the US;

•	a corporation created or organized in the US or under the laws of the US or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

•	a trust, if (i) a court within the US is able to exercise primary supervision of the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
French Taxation of US Holders of Our Ordinary Shares or ADSs
      The 2004 Finance Bill, adopted by France on December 30, 2003, included a reform of the dividend distribution regime and, specifically, the abolition of the avoir fiscal and the précompte. As of January 1, 2005, the new rules were effective for individual as well as corporate recipients of dividends. Accordingly, the following discussion of French tax consequences to US Holders of our ordinary shares or ADSs applies to dividends paid as from January 1, 2005.

Taxation of Dividends
      France generally imposes a withholding tax on dividends equal to 25% of the gross amount of dividends paid. However, French tax will be withheld from dividends paid to a US holder of our ordinary shares or ADSs at the 15% rate specified in the Treaty if, pursuant to new regulations dated February 25, 2005, issued by the French tax authorities, such holder has provided to the financial institution which manages the holder’s security account, prior to the date of payment of the dividends, a certificate stating that such holder is a US resident within the meaning of the Treaty. This certificate must comply with the example provided by the French authorities and attached as Schedule 1 to the above regulations. The certificate must be accompanied by (i) a certificate of residence signed by the tax authorities of the state of residence of the US Holder or (ii) a certificate provided by the financial institution that manages the securities account of such holder attesting that the holder is a US resident. Further, the certificate must be accompanied by the following information:

•	Name and address of the US financial institution managing the securities account of the US Holder;

•	Name and address of the US Holder;

•	French tax identification number of the US Holder, if necessary;

•	Nature of the rights held;

•	Dividend payment date;

•	Par value of the stock in respect of which dividends were paid; and

•	Total amount distributed to the US Holder.
      If a US Holder has not provided the above certificate prior to the dividend payment date, we will deduct French withholding tax at the full non-Treaty rate of 25%. In that case, the US Holder may claim a refund of the excess withholding tax by completing and providing to the French tax authorities French Treasury Form RF 1 A EU-No. 5052 prior to December 31 of the calendar year following the year in which the dividend is paid. The US Holder should ignore the references that remain in French Treasury Form RF1 A EU-No. 5052 to the now-abolished avoir fiscal.
      If the holder is a tax exempt entity such as a pension fund, state-owned entity, not-for-profit-organization, or individual entitled to dividends by virtue of a beneficial interest in an individual retirement account, such holder may be required to supply additional documentation of its entitlement to Treaty benefits.

Taxation of Capital Gains
      A US Holder that is a resident of the United States for purposes of the Treaty generally will not be subject to French tax on gain from the sale or other taxable disposition of our ordinary shares or ADSs.
      Special rules may apply to holders that are residents of both France and the US for purposes of the Treaty.

Estate and Gift Taxes
      Under the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, entered into on November 24, 1978, a transfer of our ordinary shares or ADSs by a US Holder as a gift or by reason of such holder’s death will not be subject to French gift or inheritance tax unless the US Holder was domiciled in France at the time of the gift or of such holder’s death.

Wealth Tax
      French wealth tax should not apply to a US Holder that is a US tax resident for purposes of the Treaty.
US Federal Income Taxation of US Holders of Our Ordinary Shares or ADSs

Taxation of Dividends
      Subject to the discussion below under the caption “— Tax Consequences if We Are a Passive Foreign Investment Company”, a US Holder will be required to include in gross income on the date of receipt, as ordinary income, the amount of any dividend paid on our ordinary shares or ADSs (such dividend defined as any distribution by us to our shareholders in respect of their ownership of our ordinary shares or ADSs, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes). If a holder holds ADSs, the date of receipt will be the date on which the payment is received by the Depositary. The amount of the dividend for US federal income tax purposes will include the amount of any French income taxes withheld from the total amount paid. Distributions in excess of our earnings and profits for US federal income tax purposes will be applied against and will reduce a US Holder’s basis in such holder’s ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares or ADSs.
      A preferential tax rate of 15% may apply to dividends received by US Holders that are individuals (as well as certain trusts and estates) from a qualified foreign corporation, or QFC. A non-US corporation will qualify as a QFC if its shares are readily tradable on an established securities market in the United States or if it is eligible for the benefits of a qualifying income tax treaty with the US. We believe that we qualify as a QFC under both of the foregoing tests and, accordingly, that dividends on our ordinary shares or ADSs generally will be eligible for the 15% rate of tax. However, dividends to a US Holder will not be eligible for the preferential 15% rate if (i) the US Holder has not held such holder’s ordinary shares or ADSs for at least 61 days during the 121-day period that begins 60 days prior to the ex-dividend date of such ordinary shares or ADSs or (ii) to the extent that the US Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during the 121-day period in which a US Holder has a substantially diminished risk of loss on such holder’s ordinary shares or ADSs are not counted toward meeting the holding period required by the statute.
      Because we are not a US corporation, no dividends received deduction is available to corporate US Holders of our ordinary shares or ADSs.
      The amount of any dividend that we pay in euros (which amount will include the amount of any French income taxes withheld) will be equal, for US federal income tax purposes, to the US dollar value of those euros on the date the dividend is included in income (which is the date of receipt), regardless of whether a US Holder in fact converts the payment into US dollars on that date. If the euros are in fact converted into US dollars on the date of receipt, a US Holder generally should not recognize any foreign currency gain or loss upon the conversion. If the euros are not converted into US dollars on the date of receipt, a US Holder generally will have a basis in those euros equal to the US dollar value of the euros on the date of receipt. In such case, a US Holder, upon a sale or other taxable disposition of the euros, may be required to recognize foreign currency gain or loss, which generally will constitute US source ordinary income or loss.
      As described above under “— French Taxation of US Holders of Our Ordinary Shares or ADSs — Taxation of Dividends”, a US Holder may under some circumstances obtain a refund of amounts of French income tax withheld from a payment of dividends in excess of the 15% rate provided in the Treaty. In such case, a US Holder may be required to recognize foreign currency gain or loss. This foreign currency gain or loss generally will constitute US source ordinary income or loss.
      A US Holder generally may, at the holder’s election, claim the amount of any French income taxes withheld on a dividend payment as either a deduction from gross income or a dollar-for-dollar credit against the holder’s US federal income tax liability. An individual who does not claim itemized deductions but instead utilizes the standard deduction may not claim a deduction for the amount of French income taxes withheld but may claim such amount as a credit against the individual’s US federal income tax liability.
      The amount of foreign income taxes paid or withheld that may be claimed as a credit in any year is subject to complex limitations and restrictions whose application must be determined on an individual basis by each shareholder. The limitations set forth in the Code include, among others, rules that limit the amount of foreign tax credits allowable with respect to specific classes of income to the amounts of US federal income tax otherwise payable with respect to such classes of income. For US foreign tax credit purposes, dividends paid by us generally will be foreign source passive income.
      Generally, the total amount of allowable foreign tax credits in any year may not exceed a taxpayer’s regular US federal income tax liability for the year attributable to foreign source taxable income. Further, a US Holder will be denied a foreign tax credit with respect to French income taxes withheld on payments of dividends on our ordinary shares or ADSs (i) if the US Holder has not held such ordinary shares or ADSs for at least 16 days of the 31-day period that begins 15 days prior to the ex-dividend date of such ordinary shares or ADSs or (ii) to the extent that the US Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during the 31-day period in which a US Holder has a substantially diminished risk of loss on such ordinary shares or ADSs are not counted toward meeting the 16-day holding period required by the statute.

Taxation of Capital Gains
      Upon a sale or other taxable disposition of our ordinary shares or ADSs, a US Holder will recognize capital gain or loss in an amount equal to the difference between such holder’s basis in the ordinary shares or ADSs, which is usually the amount in US dollars for which the US Holder purchased the ordinary shares or ADSs, and the amount in US dollars realized upon the disposition. In the case of a cash basis US Holder, the amount in US dollars generally will be calculated as of the settlement date. For an accrual basis US Holder, the amount in US dollars generally will be calculated as of the trade date; but the accrual basis US Holder may elect to have the calculation made as of the settlement date if such election is applied consistently from year to year. Such election may not be changed without the consent of the IRS.
      Capital gain from the sale or other taxable disposition of our ordinary shares or ADSs held for more than one year is long-term capital gain and, in the case of individuals and other non-corporate taxpayers, generally is subject to taxation at a maximum rate of 15%. For US foreign tax credit purposes, gains and losses recognized by a US Holder upon the sale or other taxable disposition of our ordinary shares or ADSs normally will be treated as US source income or loss. The deductibility of capital losses is subject to limitations.
      In certain instances, for example, in the case of a dual resident, a US Holder that may be subject to tax in France upon the sale or other taxable disposition of our ordinary shares or ADSs and that is entitled to the benefits of the Treaty may treat gains upon such sale or other taxable disposition as French source income and, accordingly, may, subject to other US foreign tax credit limitations, credit the French income tax on such sale against the holder’s income from the sale for US federal income tax purposes.

Tax Consequences if We Are a Passive Foreign Investment Company
      A company is a passive foreign investment company (PFIC), if, in a taxable year, (i) passive income constitutes 75% or more of its gross income or (ii) assets producing or held for the production of passive income constitute at least 50% of its assets. If we were a PFIC, and a US Holder did not make an election to (x) treat us as a qualified electing fund, or QEF, or (y) mark our ordinary shares or ADSs to market annually, “excess distributions” by us to the US Holder would be taxed as ordinary income.

      Part of such distributions could be allocated to prior taxable years, and the tax on such amounts would be subject to interest charges at the rate applicable to deficiencies in payments of income tax. In addition, the entire amount of gain realized by a US Holder upon a sale or other taxable disposition of our ordinary shares or ADSs would be treated as an excess distribution and would be subject to tax as described above. Further, a US Holder’s tax basis in our ordinary shares or ADSs that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the lesser of (i) the fair market value of the ordinary shares or ADSs on that date and (ii) the decedent’s basis in the ordinary shares or ADSs.
      The PFIC rules described above will not apply to a US Holder of our ordinary shares or ADSs, even if we are a PFIC, if the US Holder, in the first taxable year in which such holder owns our ordinary shares or ADSs, has made an election to treat us as a QEF (and if we comply with certain reporting requirements). A shareholder that has made a QEF election is required for each taxable year (i) to include in income, as ordinary income, a pro rata share of the ordinary earnings of the QEF and (ii) to include in income as long-term capital gain a pro rata share of the net capital gain of the QEF, subject to a separate election to defer payment of the tax (which deferral is subject to an interest charge). The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. Similarly, even if we are a PFIC, the general PFIC rules described above will not apply to a US Holder that elects to mark our ordinary shares or ADSs to market annually.
      We do not believe that we are a PFIC. However, the tests for determining PFIC status are fundamentally factual in nature and cannot be applied until the close of the taxable year in question. Accordingly, there can be no assurance that we will not become a PFIC. US Holders that hold our ordinary shares or ADSs during a period in which we are a PFIC will be subject to the foregoing general rules even if we later cease to be a PFIC, subject to certain exceptions for US Holders that have made a QEF election.
      US Holders are urged to consult their own tax advisers concerning the PFIC rules, including the consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares or ADSs in the event that we are treated as a PFIC.
Information Reporting and Backup Withholding
      The amounts of any dividends paid to a US Holder in respect of our ordinary shares or ADSs and the amounts of any proceeds paid to a US Holder upon the sale or other taxable disposition of our ordinary shares or ADSs must be reported annually to such US Holder and to the IRS. A US Holder may also be subject to backup withholding (currently at a rate of 28%) on dividends paid on our ordinary shares or ADSs or on proceeds of a sale or other taxable disposition of our shares or ADSs unless the US Holder timely provides a properly completed IRS Form W-9 (or any successor form that the IRS may designate) or otherwise establishes an exemption from such backup withholding.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.
      Holders that are not US persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-US status in connection with payments received within the United States or through a US-related financial intermediary.
      The preceding discussion of the material US federal income tax consequences of the purchase, ownership, and disposition of our ordinary shares or ADSs is general information only and is not tax advice. Accordingly, each investor or prospective investor should consult that investor’s own tax adviser as to the particular tax consequences to it of purchasing, holding, and disposing of our ordinary shares or ADSs, including the applicability and effect of state or local tax laws or tax laws other than French tax laws or US federal income tax laws and of any changes or proposed changes in applicable law.

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
Statement on Corporate Governance as Required by Section 303A.11 of the New York Stock Exchange’s Listed Company Manual

Overview
      Vivendi Universal is incorporated under the laws of France and its principal trading market is the Paris Bourse (Euronext). Vivendi Universal’s ADSs are listed on the New York Stock Exchange (NYSE) and trade in the form of ADRs, each of which represent one Vivendi Universal ordinary share. Set forth below is a brief summary of the principal ways in which our corporate governance practices differ from the NYSE’s corporate governance rules applicable to US domestic companies listed on the NYSE.
      Vivendi Universal’s corporate governance principles and practices reflect applicable laws and regulations in France as well as those in the US, including applicable provisions of the Sarbanes-Oxley Act (see “Item 6 — Corporate Governance” for information regarding our current corporate governance structure, including the composition and responsibilities of our committees). In addition to complying with all applicable laws and regulations concerning corporate governance, Vivendi Universal’s financial communications also take into account various “best practices” that have developed in recent years in the French, European and US markets.
      Many of the corporate governance rules in the NYSE Listed Company Manual (the Listed Company Manual) do not apply to Vivendi Universal as a “foreign private issuer”. However, Rule 303A.11 of the Listed Company Manual requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to US companies listed on the NYSE. While our management believes that our corporate governance practices are similar in many respects to those of US NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the Listed Company Manual, there are certain key differences which are described below.

Composition of Board of Directors; Independence
      The Listed Company Manual provides that the board of directors of a US listed company must consist of a majority of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the Listed Company Manual enumerates a number of relationships that preclude independence.
      As described in Item 6 of this annual report, Vivendi Universal has a supervisory board and a management board rather than a single board of directors. Two members of Vivendi Universal’s supervisory board are not “independent” as defined under Section 303A.02 of the Listed Company Manual. The Chairman of the supervisory board served as Vivendi Universal’s Chief Executive Officer until April 28, 2005 and both the Chairman and Mr. Bébéar, a member of our supervisory board, serve as members of the supervisory board of AXA (see “Item 6 — The Supervisory Board” for further information).

Board Committees
      The Listed Company Manual requires that a US listed company have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have published charter that addresses certain matters specified in the Listed Company Manual. Vivendi Universal’s supervisory board has created four committees: Audit Committee, Human Resources Committee, Strategy Committee and Corporate Governance Committee. The Audit and Human Resources committees are comprised solely of independent members. Vivendi Universal’s Corporate Governance Committee does not meet the independence standard of the Listed Company Manual, as the chairman of that committee is not “independent” as defined under the applicable Listed Company Manual standard. The charters of Vivendi Universal’s supervisory board committees are not available on its corporate website, although such charters can be obtained directly from Vivendi Universal upon request.
      Under French law, the committees of the supervisory board are advisory in nature and have no independent or delegated decision-making authority. This is different from a US company listed on the NYSE where, for example, the Listed Company Manual requires that certain Board committees be vested with decision-making powers on certain matters (e.g., nominating or audit committees). Under French law, ultimate decision-making authority rests with the supervisory board, and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the supervisory board. French law does not require the members of board committees to be independent.

Audit Committee
      With regard to the Listed Company Manual’s rules relating to audit committees, Vivendi Universal’s Audit Committee does not prepare a report included in Vivendi Universal’s annual report, as required under Section 303A.07(c) of the Listed Company Manual. However, Vivendi Universal’s Audit Committee effects frequent periodic reporting to Vivendi Universal’s supervisory board, as well as through communications by Vivendi Universal with the public. While the Listed Company Manual sets forth a detailed standard for oversight by the Audit Committee of a NYSE-listed company of its external auditor’s independence, we believe that Vivendi Universal’s standard surpasses that of the NYSE in that French law requires that Vivendi Universal shareholders appoint our external auditors at the annual shareholders’ meeting, upon recommendation of the supervisory board. The external auditors are appointed for six financial years and cannot be dismissed without cause by the shareholders or the supervisory or management boards before the end of their mandate.

Corporate Governance Guidelines
      The Listed Company Manual requires US listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. In addition, the chief executive officer of a US listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.
      French law requires neither the adoption of such guidelines nor the publication of such certifications. French corporate governance guidelines recommend, however, the boards of directors/supervisory boards of French companies perform an annual self-evaluation and that a formal evaluation be undertaken every three years. Vivendi Universal performed a formal evaluation of its board at the end of 2003.

Other Differences
      Vivendi Universal, as a foreign private issuer, is exempt from rules imposing certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Vivendi Universal’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provision of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Vivendi Universal ordinary shares and ADSs. In addition, Vivendi Universal is not required to file periodic reports and financial statements with the SEC as frequently or promptly as US companies with securities registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, there may be less publicly-available information for Vivendi Universal than for US listed companies. Finally, as a foreign private issuer, Vivendi Universal’s Chief Executive Officer and Chief Financial Officer issue the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act on an annual basis (with the filing of this annual report) rather than on a quarterly basis as would be the case of a US domestic company filing quarterly reports on a Form 10-Q. For more information regarding our corporate governance, you may refer to our statuts, filed as an exhibit to this annual report.

Item 11:	Quantitative and Qualitative Disclosures about Market Risk
      Vivendi Universal, as a result of its global operating and financing activities, is exposed to fluctuations in interest rates, foreign currency exchange rates and equity markets. These fluctuations could have a negative impact on net income and financial position. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its management board. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes. See “Item 18 — Financial Statements — Note 28.7” for tables summarizing information about Vivendi Universal’s interest rate risk management instruments, foreign currency risk management instruments, equity-linked specialized indexed swaps and call option agreements.
Interest Rate Risk Management
      Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to floating and fixed interest rates and to lower overall borrowing costs. However, the use of these instruments will decrease in line with the substantial reduction in the Vivendi Universal group’s financial gross debt. The average gross debt (calculated on a daily basis) in 2004 was €10.3 billion, with €8.7 billion at fixed rates and €1.6 billion at floating rates. The average rate was 3.87%. After interest rate management, the cost of average gross debt was 4.75% with a fixed rate ratio of 84%. Before interest rate management and assuming a constant financial structure, a 1% increase in interest rates in 2004 would have generated a supplementary expense of €51 million.
      As of December 31, 2002, following implementation of the refinancing plan in the second half of 2002, the portion of the interest rate swap portfolio not yet settled was no longer backed by underlying interests and represented an unrealized loss of €241 million, which was recorded in reserves. As of December 31, 2004, given changes in interest rates and the settlement of part of the portfolio, the provision stands at €162 million (including accrued interest of €28 million).
      Interest rate risk management instruments used by Vivendi Universal include pay-floating and pay-fixed interest rate swaps. Pay-floating swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps convert floating rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on floating rate debt. Vivendi Universal has also used interest rate collars in order to protect itself against the increase in interest rates above a ceiling rate in exchange for the relinquishment of the decrease of these rates below a floor rate.

Foreign Currency Risk Management
      Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of forecasted foreign currency cash flows, including royalties, licenses, distribution rights and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts and currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. As of December 31, 2004, Vivendi Universal had effectively hedged (from a financial perspective only and not from an accounting perspective) approximately 92% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over 2005 and debt-related exposure. The principal currencies hedged were primarily the US dollar, Japanese yen, pound sterling and Canadian dollar. In 2004, commitments were entirely hedged, as well as budgeted cash flows, which were also hedged approximately 80%. With respect to the residual €64 million that was not hedged, an unfavorable movement of 10% in the euro exchange rate could have generated a supplementary expense of €6 million.
      Furthermore, the impact of a hypothetical change in the euro/US dollar exchange rate compared with 2004 average rate used (1€ = $1.235) on Vivendi Universal’s operating indicators would be as follows:

a 5% change:

•	a positive change (appreciation of the US dollar) would lead to an increase of about 1.9% in revenue, 0.7% in operating income and 1.6% in net cash provided by operating activities;

•	a negative change (depreciation of the US dollar) would lead to a decrease of about 1.7% in revenue, 0.7% in operating income and 1.5% in net cash provided by operating activities.

a 10% change:

•	a positive change (appreciation of the US dollar) would lead to an increase of about 4.0% in revenue, 1.6% in operating income and 3.4% in net cash provided by operating activities;

•	a negative change (depreciation of the US dollar) would lead to a decrease of about 3.3% in revenue, 1.3% in operating income and 2.8% in net cash provided by operating activities.
Equity Market Risk Management
      Vivendi Universal’s exposure to equity markets risk relates to its investments in the marketable securities of unconsolidated entities and in debt securities. Before equity market risk management, a decrease of 10% in the fair value of its portfolio investments would have generated a decrease of €118 million in the value of these assets.
Fair Value of Financial Instruments
      As of December 31, 2004, 2003, and 2002, Vivendi Universal’s financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable, gross debt and interest rate, foreign currency and equity market risk management contracts. The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, bank overdrafts and other short-term borrowings approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where listed market prices are not available, fair value is based on estimates using present value or other valuation techniques.

	December 31,

	2004		2003		2002

	Carrying		Carrying		Carrying
	Value	Fair Value	Value	Fair Value	Value	Fair Value

	(In millions of euros)
Financial assets
Other investments	€2,449	€3,013	€3,549	€3,909	€4,138	€4,138	(a)
Interest rate collars	—	—	—	1	—	—
Currency swaps	17	17	20	20	44	44
Forward exchange contracts	—	—	—	—	106	106
Financial liabilities
Long-term debt	€4,549	€4,760	€9,621	€10,294	€10,455	€10,622
Interest rate swaps (including accrued interest)(b)	162	163	228	257	241	257
Forward exchange contracts	—	—	4	4	—	—
Put options on treasury shares(b)	—	—	—	—	104	104

(a)	In 2002, due to provisions recognized, the net carrying value of investments corresponds to their fair value.

(b)	In addition to accrued interest, provisions were recorded on these elements in respect of potential losses as of December 31, 2002 and 2003.
Credit Concentrations and Counter-Party Risk
      Vivendi Universal minimizes its credit concentration and counter-party risk by entering into contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which its products are sold, its reporting units’ presence in many geographic areas and the diversification of its portfolio among instruments and issuers.
Liquidity risk
      Given the current level of debt, associated with the decrease in the financing expense following the improvement in the debt rating (back to Investment Grade for the three rating agencies) and the redemption of the High Yield Notes, the financial flexibility of the Vivendi Universal group is, in Vivendi Universal management’s opinion, fully restored.

Item 12:	Description of Securities Other than Equity Securities
      Not applicable.
PART II

Item 13:	Default, Dividend Arrearages and Delinquencies
      None.

Item 14:	Material Modifications to the Rights of Security Holders
      At the Annual Meeting, our shareholders approved the elimination of the provision of our statuts adjusting the voting rights of shareholders owning in excess of 2% of the company’s total voting power.

Item 15:	Controls and Procedures
      As of December 31, 2004, Vivendi Universal management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. These are designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, summarized and reported within specific time periods. Based on this evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2004 to a reasonable assurance level (within the meaning of the US federal securities laws).
      No significant changes were made in our internal controls over financial reporting during the period covered by this report that materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

Item 16A:	Audit Committee Financial Expert
      Vivendi Universal’s supervisory board has determined that Mr. Henri Lachmann is the audit committee financial expert. Mr. Lachmann satisfies the requirements of the definition of “financial expert” as set forth in the instructions to Item 16A of Form 20-F.

Item 16B:	Code of Ethics
      At its March 16, 2004 meeting, Vivendi Universal’s board of directors adopted a code of financial ethics, acting upon a proposal by the Audit Committee and in accordance with the Sarbanes-Oxley Act. This code applies to Vivendi Universal’s Chief Executive Officer, Chief Financial Officer and other senior financial officers. This code does not replace Vivendi Universal’s compliance program, or any of the codes of ethics applicable to any of its subsidiaries. A copy of Vivendi Universal’s code of financial ethics can be obtained free of charge directly from Vivendi Universal.
      In addition, the inventory and documentation of Vivendi Universal’s internal control procedures relating to financial reporting has been completed for Vivendi Universal’s business units. In particular, Section 404 of the Sarbanes-Oxley Act, to which the Vivendi Universal group will adhere as of 2006, provides that Vivendi Universal’s executives shall implement a formal evaluation of internal control and financial reporting procedures. In this regard, in 2003, Vivendi Universal began identifying procedures that have an impact on the preparation of financial reports and other financial information, as well as the key risks and controls relating thereto. Our goal is to pursue in 2005 the phase of testing initiated in 2004, to effect any necessary adjustment and to finalize the evaluation of these controls during 2006.

Item 16C:	Principal Accountant Fees and Services
      Barbier Frinault & Cie, a member firm of Ernst & Young International (Barbier), and RSM Salustro Reydel (RSM) have served as Vivendi Universal’s principal independent public accountants for the fiscal years in the three-year period ended December 31, 2004 with respect to our Consolidated Financial Statements.

      The following table presents the aggregate fees for services paid to Barbier and RSM for the fiscal years 2003 and 2004:

	RSM		Barbier

	Amount		Amount

	2004	2003	2004	2003

	(In millions of euros)
Audit fees	5.7	7.8	10.9	10.4
Audit-related fees	2.0	1.9	2.6	12.7

Tax fees	—	—	—	—
All Other fees	—	—	—	—

Total	7.7	9.7	13.5	23.1

      Audit fees consist of fees billed by any of RSM and Barbier (collectively, the Auditors) for the audit of the consolidated financial statements of Vivendi Universal and its subsidiaries, audits of subsidiary financial statements (including statutory audits required by local law), review of interim financial statements and other procedures required to be performed by the Auditor in connection with these reviews and/or the issuance of its audit process. Audit fees also include fees for services performed by the Auditors that are closely related to the audit and in many cases could only be provided by our Auditors. Such services include comfort letters and consents provided in connection with capital raising activities, certain reports, attestations, or similar documents relating to regulatory filings by Vivendi Universal and its subsidiaries.
      Audit-related fees consist of fees billed by the Auditors for services that are related to the performance of the audit or review of the consolidated financial statements of Vivendi Universal and its subsidiaries. Audit-related services include due diligence services in connection with potential business acquisitions or divestitures, audits of employee benefit plans, specific agreed-upon procedures required from time to time in order to respond to requests or questions from regulatory authorities or to comply with financial reporting or other regulatory requirements and other audit services.
      Vivendi Universal’s Auditors did not provide, for the year ended December 31, 2004 and 2003, any services that would be classified under the caption Tax fees or All other fees.
      In addition, PwC Audit (PwC), appointed at the shareholders’ meeting of April 29, 2003, served as Vivendi Universal’s statutory auditor for certain of its subsidiaries for the fiscal year ended December 31, 2003. As a result of Vivendi Universal’s divestitures, specifically, the NBC-Universal transaction, and the subsequent reduction of Vivendi Universal’s consolidation scope, PwC resigned as statutory auditor on June 8, 2004.
Audit Committee Pre-approval of Policies and Procedures
      The Audit Committee is responsible, to the extent permitted by French law, for establishing and following the procedures relating to the appointment, compensation, retention and oversight of Vivendi Universal’s independent auditors. The Audit Committee provides a recommendation to Vivendi Universal’s supervisory board regarding the appointment and terms of compensation of the Auditors. The Audit Committee also examines auditor independence principles and rules relating to services provided by the Auditors and the scope of the audit. In addition, the Audit Committee pre-approves all permitted audit and non-audit services performed by the Auditors, in order to assure that these services do not impair the Auditor’s independence or judgment.
      The Audit Committee pre-approves all permitted audit and non-audit services performed by the Auditors, in order to assure that these services do not impair the Auditors’ independence or judgment. The policy provides for general annual pre-approval of certain specified permitted services up to €500,000 for each engagement and requires specific pre-approval for engagements exceeding that amount and for all other permitted services. Each year, the Audit Committee, which has been given the authority by Vivendi Universal’s supervisory board to decide upon such matters, will be called upon to render a favorable opinion on all permitted audit and non-audit services with an estimated cost of up to €500,000 for each engagement to be entered into for the next 12 months.

Item 16D:	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      In 2004, purchases of shares were exclusively allocated to stock option plans.

					Total Number of		Maximum Number
					Shares Purchased as		of Shares that May
					Part of Publicly		Yet Be Purchased
	Total Number of		Average Price Paid		Announced Plans or		Under the Plans or
Period	Shares Purchased		per Share (€)		Programs		Programs

January 2004		(1)		(1)	—		6,350,000
February 2004		(1)		(1)	—		6,350,000
March 2004		(1)		(1)	—		6,350,000
April 2004		(1)		(1)	—		6,350,000
May 2004	1,001,500	(3)	20.13	(5)	1,001,500	(2)	5,348,500
June 2004	2,514,325	(4)	23.13	(5)	2,514,325	(2)	2,834,175
July 2004	1,247,000	(6)	22.58		1,247,000	(2)	1,587,175
August 2004	—		—		—		1,587,175
September 2004	—		—		—		1,587,175
October 2004	—		—		—		1,587,175
November 2004	—		—		—		—
December 2004	—		—		—		—

(1)	The shares purchase program has been implemented on May 5, 2004.

(2)	The Combined Shareholders’ Meeting held on April 29, 2003 authorized the board of directors of Vivendi Universal to buy and sell the company’s own shares on the market for a period of 18 months in compliance with the objectives and procedures of the stock purchase program approved on May 3, 2004 by the Commission des Opérations de Bourse (COB) under visa no. 04-355. The number of shares held or acquired may not exceed 5% of the company authorized share capital. Under this authorization, 4,762,825 shares have been repurchased from May 5, 2004 to October 27, 2004. However, the board of directors has decided to limit the number of shares to be purchased to 6,350,000.

(3)	Including 1,000,000 shares purchased on the Euronext market and 1,500 by exercise of call options.

(4)	Including 550,000 shares purchased on the Euronext market and 1,964,325 by exercise of call options.

(5)	Average price paid for shares purchased on the Euronext market. The average price of shares purchased by exercise of call options granted to the Canal+ Group employees was €19.58.

(6)	Purchased on the Euronext market.
Share buyback program for 2005
      In connection with the implementation of the share buyback program registered with the AMF on January 21, 2005 under number 05-032, Vivendi Universal entered into a liquidity contract with Rothschild & Cie Banque. This liquidity contract complies with the requirements of French law and the Business Ethics Charter of the AFEI (French Association of Investment Firms) and authorizes Rothschild & Cie Banque to purchase Ordinary Shares for an amount up to €76 million on the Paris Bourse from January 24, 2005 for a period of one year with automatic renewal.

PART III
Item 17:     Financial Statements
      Not applicable.
Item 18:     Financial Statements
      See our Consolidated Financial Statements beginning at page F-1.
Item 19:     Exhibits

Exhibit
Number		Description

1.1		Amended and Restated By-Laws and Articles of Association (statuts) of Vivendi Universal (English translation).
2	.1*	Deposit Agreement, dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, by and among Vivendi Universal, S.A., The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Vivendi Universal’s Registration Statement on Form 8-A, filed on December 29, 2000, File No. 001-16301).
2.2		Vivendi Universal agrees to furnish to the Commission on request a copy of any instrument defining the rights of holders of long-term debt of Vivendi Universal and any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.
4	.1*	Merger Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Canal Plus S.A., Sofiée S.A., 3744531 Canada Inc. and The Seagram Company Ltd. (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4, filed on October 30, 2000, File No. 333-48966).
4	.2*	Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi S.A., Sofiée S.A. and certain shareholders of the Seagram Company Ltd. (incorporated by reference to Vivendi Universal’s Registration Statement on Form F-4, filed on October 30, 2000, File No. 333-48966).
4	.3*	Business Combination Agreement, dated as of October 8, 2003, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Universal Studios Holding III Corp. and Vivendi Universal, S.A. (incorporated by reference to Vivendi Universal’s Report of Foreign Private Issuer on Form 6-K, filed on November 4, 2003, File No. 001-16301).
4	.4*	IACI Matters Agreement, dated as of October 8, 2003, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Universal Studios Holding III Corp. and Vivendi Universal, S.A. (incorporated by reference to Vivendi Universal’s Report of Foreign Private Issuer on Form 6-K, filed on November 4, 2003, File No. 001-16301).
8.1		List of subsidiaries of Vivendi Universal S.A.
12.1		Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934.
12.2		Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934.
13.1		Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2		Certification of the Chief Financial Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1		Consent of RSM Salustro Reydel and Barbier Frinault & Cie.
15.1		IFRS 2004 Transition.

*	Incorporated herein by reference as indicated.

VIVENDI UNIVERSAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Shareholders of Vivendi Universal:
      We have audited the consolidated balance sheets of Vivendi Universal and subsidiaries (together « the Company ») as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, expressed in Euros. We have also audited the information presented in Note 32 which includes the effect of the differences between accounting principles generally accepted in France and accounting principles generally accepted in the United States of America (« U.S. ») on the Company’s consolidated net income or loss and on shareholders’ equity as of and for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provided a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, (i) the financial position of the Company, and the results of its operations and its cash flows as of and for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in France and (ii) the information with respect to U.S. generally accepted accounting principles as of and for each of the three years in the period ended December 31, 2004 set forth in Note 32.
      Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the U.S. The Company has disclosed the effect of the application of accounting principles generally accepted in the U.S. on results of operations for each of the years in the three-year period ended December 31, 2004 and stockholders’ equity as of December 31, 2004, 2003 and 2002, in Note 32 to the consolidated financial statements.

/s/ RSM Salustro Reydel RSM Salustro Reydel	/s/ Barbier Frinault & Cie. Barbier Frinault & Cie. A member firm of Ernst & Young International
Paris and Courbevoie, France
March 10, 2005
(Except with respect to matters discussed in Note 32 as to which date is June 29, 2005)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,

	Note	2004	2003	2002

		(In millions of euros)
ASSETS
Goodwill, net	4.1	€15,555	€17,789	€20,062
Other intangible assets, net	5	7,640	11,778	14,706
Property, plant and equipment, net	6	5,063	6,365	7,686
Investments in equity affiliates	7.1	880	1,083	1,903
Investment in NBC Universal	3.1	696	—	—
Other investments in equity affiliates		184	1,083	1,903
Other investments	8	2,449	3,549	4,138

Total long-term assets	26.1	31,587	40,564	48,495

Inventories and work-in-progress		443	744	1,310
Accounts receivable and other	9	6,545	8,809	9,892
Deferred tax assets	24.4	1,219	1,546	1,613
Short-term loans receivable		73	140	640
Marketable securities	10	263	259	88
Cash and cash equivalents	17	3,158	2,858	7,295

Total current assets		11,701	14,356	20,838

Total Assets	26.2	€43,288	€54,920	€69,333

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital		€5,899	€5,893	€5,877
Additional paid-in capital		6,109	6,030	27,687
Retained earnings and others		1,613	—	(19,544)

Total shareholders’ equity	11	13,621	11,923	14,020
Minority interests	12	2,959	4,929	5,497
Other equity	13	1,000	1,000	1,000
Deferred income		100	560	579
Provisions	14	2,236	2,294	3,581
Long-term debt	17	4,549	9,621	10,455
Other non-current liabilities and accrued expenses	18	3,826	2,407	3,894

		28,291	32,734	39,026

Accounts payable	19	10,046	12,261	13,273
Deferred taxes liabilities	24.4	3,207	5,123	7,857
Bank overdrafts and other short-term borrowings	17	1,744	4,802	9,177

Total current liabilities		14,997	22,186	30,307

Total Shareholders’ Equity and Liabilities		€43,288	€54,920	€69,333

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

		Year Ended December 31,

	Note	2004(a)	2003	2002

		(In millions of euros, except
		per share amounts)
Revenues	20.1	€21,428	€25,482	€58,150
Cost of revenues	20.1	(11,633)	(15,268)	(40,574)
Selling, general and administrative expenses		(6,201)	(6,812)	(12,937)
Other operating expenses, net		(118)	(93)	(851)

Operating income	26.2	3,476	3,309	3,788
Financing expense		(455)	(698)	(1,333)
Other financial expenses, net of provisions	22	(247)	(509)	(3,409)

Financing and other expenses, net		(702)	(1,207)	(4,742)

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests		2,774	2,102	(954)
Gain (loss) on businesses sold, net of provisions	23	(140)	602	1,049
Income tax	24	(400)	408	(2,556)

Income (loss) before equity affiliates, goodwill amortization and minority interests		2,234	3,112	(2,461)
Equity in earnings of sold subsidiaries	2	—	1	17
Income (loss) from equity affiliates	7.1	219	71	(294)
Veolia Environnement impairment	7.1	—	(203)	—
Goodwill amortization	4.1	(638)	(1,120)	(1,277)
Impairment losses	4.4	(31)	(1,792)	(18,442)

Income (loss) before minority interests		1,784	69	(22,457)
Minority interests	12	(1,030)	(1,212)	(844)

Net income (loss)		€754	€(1,143)	€(23,301)

Basic earnings per share		€0.70	€(1.07)	€(21.43)

Diluted earnings per share		€0.63	€(1.07)	€(21.43)

Weighted average common shares outstanding (in millions)(b)		1,072.1	1,071.7	1,087.4
Potential dilutive effect of outstanding financial instruments (in millions)	11.4	127.0	137.9	146.3

(a)	Given the deconsolidation of Vivendi Universal Entertainment LLLP (VUE) as of May 11, 2004, the 2004 Consolidated Statement of Income includes 132 days of business for this entity (please refer to note 3.1. “NBC-Universal transaction completed on May 11, 2004”).

(b)	Excluding treasury shares recorded as a reduction in shareholders’ equity (2,441 shares as of December 31, 2004).
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,

	Note	2004	2003	2002

		(In millions of euros)
Cash flow — operating activities:
Net income (loss)		€754	€(1,143)	€(23,301)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	25.1	2,587	4,759	24,040
Veolia Environnement impairment		—	203	—
Financial provisions and provisions related to businesses sold (a)		(205)	(1,007)	2,895
Gain on sale of property, plant and equipment and financial assets		281	47	(1,748)
Income (loss) from equity affiliates and businesses sold		(219)	(72)	277
Deferred taxes	24	(530)	(842)	1,608
Minority interests	12	1,030	1,212	844
Dividends received from equity affiliates	25.3	410	59	179
Changes in working capital	25.2	690	670	(124)

Net cash provided by operating activities		4,798	3,886	4,670
Cash flow — investing activities:
Capital expenditures	26.2	(1,540)	(1,552)	(4,134)
Proceeds from sales of property, plant, equipment and intangible assets		239	477	158
Purchases of investments		(407)	(4,422)	(4,792)
Sales of investments		4,705	1,408	10,325	(b)
Net decrease (increase) in financial receivables		13	140	(1,365	)(b)
Sales (purchases) of marketable securities		(24)	49	213

Net cash provided by (used for) investing activities		2,986	(3,900)	405
Cash flow — financing activities:
Proceeds from issuance of borrowings and other long-term liabilities		1,057	5,657	2,748
Principal payment on borrowings and other long-term liabilities		(3,448)	(1,947)	(1,854)
Net increase (decrease) in short-term borrowings and other		(3,294)	(7,259)	(5,991)
Notes mandatorily redeemable for new shares of Vivendi Universal		—	—	767
Net proceeds from issuance of common shares		18	71	1,622
Sales (purchases) of treasury shares		—	(98)	1,973
Cash dividends paid by consolidated companies to their minority shareholders	25.3	(1,850)	(737)	(252)
Cash dividends paid by Vivendi Universal S.A.	25.3	—	—	(1,048)
Cash payment to InterActiveCorp.		—	—	(1,757)

Net cash provided by (used for) financing activities		(7,517)	(4,313)	(3,792)
Foreign currency translation adjustment		33	(110)	1,287

Change in cash and cash equivalents		€300	€(4,437)	€2,570

Cash and cash equivalents:
Beginning		€2,858	€7,295	€4,725

Ending		€3,158	€2,858	€7,295

Supplementary information
Net interests paid (all cash interests paid related to financing activities)		€430	€621	€1,145
Income tax paid	24.2	€580	€1,242	€1,252

(a)	Comprises financial provisions reported in “other financial expenses, net of provisions” (€52 million as of December 31, 2004; please refer to note 22 “Other financial expenses, net of provisions, for the years ended December 31, 2004, 2003 and 2002”) and provisions reported in “Gain (loss) on businesses sold, net of provisions” (€153 million as of December 31, 2004; please refer to note 23 “Gain (loss) on businesses sold, net of provisions, for the years ended December 31, 2004, 2003 and 2002”).

(b)	In 2002, included the reclassification of a €662 million refund, previously recorded as “Sales of investments”.
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

					Retained Earnings and Others

						Foreign
		Common shares		Additional		Currency
				Paid-in	Retained	Translation	Treasury		Shareholders’
	Note	Number	Amount	Capital	Earnings	Adjustment	Shares(a)	Total	Equity

		(Thousands)
			(In millions of euros)
Balance at December 31, 2001		1,085,828	€5,972	€28,837	€6,047	€997	€(5,105)	€1,939	€36,748
Net loss for the year 2002		—	—	—	(23,301)	—	—	(23,301)	(23,301)
Foreign currency translation adjustment		—	—	—	—	(3,615)	—	(3,615)	(3,615)
Dividends paid, €1 per share		—	—	(890)	(421)	—	—	(421)	(1,311)
Goodwill from business combination reversed		—	—	—	1,001	—	—	1,001	1,001
Conversion of ex-Seagram exchangeables		11,463	63	848	(887)	—	—	(887)	24
Conversion of ex-Seagram stock options		1,239	7	92	—	—	—	—	99
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		1,396	8	48	—	—	—	—	56
Treasury shares and recombined stripped shares cancellation		(31,367)	(173)	(1,248)	—	—	—	—	(1,421)
Treasury shares and stripped shares allocation		—	—	—	807	—	5,100	5,907	5,907
Release of revaluation surplus and other		—	—	—	(167)	—	—	(167)	(167)

Balance at December 31, 2002		1,068,559	€5,877	€27,687	€(16,921)	€(2,618)	€(5)	€(19,544)	€14,020

Net loss for the year 2003		—	—	—	(1,143)	—	—	(1,143)	(1,143)
Foreign currency translation adjustment		—	—	—	—	(1,132)	—	(1,132)	(1,132)
Appropriation of 2002 net income		—	—	(21,789)	21,789	—	—	21,789	—
Conversion of ex-Seagram exchangeables		2,052	11	152	(163)	—	—	(163)	—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		3,361	19	18	—	—	—	—	37
Stripped shares	11.2	(2,453)	(14)	(38)	52	—	—	52	—
Treasury shares allocation		—	—	—	—	—	5	5	5
Release of revaluation surplus and other		—	—	—	136	—	—	136	136

Balance at December 31, 2003		1,071,519	€5,893	€6,030	€3,750	€(3,750)	€—	€—	€11,923

Net income for the year 2004		—	—	—	754	—	—	754	754 (b)
Reversal of foreign currency translation adjustment related to 80% of the interests in VUE	3.1	—	—	—	—	2,105	—	2,105	2,105 (b)
Foreign currency translation adjustment		—	—	—	—	(1,115)	—	(1,115)	(1,115)
Impact of the implementation of CRC Rule 04-03	1.1	—	—	—	(58)	—	—	(58)	(58)
Impact of the implementation of Notice 2004-E issued by the Urgent Issues Taskforce	1.2	—	—	—	(29)	—	—	(29)	(29)
Conversion of ex-Seagram exchangeables		1,148	6	85	(91)	—	—	(91)	—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		1,115	6	12	—	—	—	—	18
Stripped shares	11.2	(1,158)	(6)	(18)	24	—	—	24	—
Release of revaluation surplus and other		—	—	—	23	—	—	23	23

Balance at December 31, 2004		1,072,624	€5,899	€6,109	€4,373	€(2,760)	€—	€1,613	€13,621

(a)	Excluding stripped shares.

(b)	In accordance with accounting principles, upon the divestiture of 80% of its interest in VUE, Vivendi Universal reclassified to net income, in proportion to the divested economic interest, the cumulative foreign translation adjustment related to VUE recorded as a reduction in shareholders’ equity. This reclassification resulted in a loss of €2,105 million, but had no impact on shareholders’ equity.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies and Practices

Basis of Presentation
      Vivendi Universal prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles in France (GAAP), including Rule 99.02 of the French Accounting Standards Board. Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the 2004 presentation.

1.1.	New Accounting Policy: CRC Rule 04-03 Issued on May 4, 2004 Concerning the Consolidation of Special Purpose Entities
      The Financial Security Act (“Loi de Sécurité Financière”) enacted on August 1, 2003, includes an accounting provision that eliminates the requirement to own an interest in a special purpose entity (Please refer to Note 1.6. “Principles of consolidation”) for its consolidation, whenever the entity is deemed to be controlled. This provision, which took effect on January 1, 2004, resulted in an amendment to CRC Rule 99-02 by issuance of CRC Rule 04-03 dated May 4, 2004.
1.1.1. Real Estate Defeasance
      In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain Special Purpose Entities used for the defeasance of real estate assets. This consolidation as of January 1, 2004 resulted in (i) on the assets side, the recognition of real estate assets, i.e., an increase of €245 million in “Property, plant and equipment”, and (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 17 “Financial Net Debt as of December 31, 2004, 2003 and 2002”). The impact on shareholders’ equity amounted to -€58 million. The impact on net income for the period was -€8 million. This consolidation had no effect on the subtotals in the Consolidated Statement of Cash Flows.
1.1.2. Ymer
      In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates Ymer, as of January 1, 2004, because it is considered to be a Special Purpose Entity. Despite the fact that Vivendi Universal has no legal control over Ymer, this entity is controlled by Vivendi Universal from an accounting standpoint since Vivendi Universal carries the economic exposure related to Ymer’s assets. Nevertheless, Vivendi Universal’s ownership interests in Elektrim Telekomunikacja remain unchanged at 49% because it does not have the power to exercise Ymer’s voting rights in Elektrim Telekomunikacja. As a result, Vivendi Universal accounts for its stake in Elektrim Telekomunikacja using the equity method. Please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja” and note 8.1 “Investments accounted for using the cost method”. Application of this new rule had no impact on shareholders’ equity or net income.
1.1.3. Qualified Technological Equipment (QTE) Operations
      In accordance with CRC Rule 04-03, Vivendi Universal fully consolidates, as of January 1, 2004, certain entities created pursuant to Qualified Technological Equipment (QTE) operations performed in 1999 and 2001 by SFR. This consolidation as of January 1, 2004 resulted in (i) on the assets side, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commissions; i.e., an €865 million increase in “Portfolio investments — other”, and (ii) on the liabilities side, the recording of advance lease payments in “Other non-current liabilities and accrued expenses” in the same amount. This change in accounting method did not impact shareholders’ equity or net income.

1.2.	New Accounting Policy: Notice n° 2004-E Issued on October 13, 2004 by the CNC Urgent Issues Taskforce
      Notice n° 2004-E issued on October 13, 2004 by the CNC Urgent Issues Taskforce (Comité d’Urgence du Conseil National de la Comptabilité) specified the accounting methods applicable to discount rights and benefits in kind (goods or services) granted by companies to their customers. First application of this policy resulted in the accounting in deferred income of contingent future premiums granted by SFR and Maroc Telecom to their customers in connection with their loyalty programs. These premiums consist of discounts offered to customers on the purchase price of a new mobile phone. They were evaluated taking into account the period of validity of the coupons acquired and the probability of their use. The impact on shareholders’ equity amounted to -€29 million (after income tax and minority interests) and corresponds to benefits acquired prior to January 1, 2004. The impact on net income for the period is not significant.
1.3. Change in Presentation of Telecommunications Operation Revenues
      In order to standardize the accounting treatment of sales of services provided to customers on behalf of content providers (mainly toll numbers), following the consolidation of Telecom Développement, the following change in presentation was adopted in 2004: sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers, previously presented on a gross basis in SFR and Telecom Développement’s revenues, are presented net of related expenses. This change in presentation had no impact on operating income. At SFR Cegetel, it resulted in a reduction in revenues by €168 million in 2004. At Maroc Telecom, the impact was immaterial.
1.4. Change in Estimate at Universal Music Group
      As of January 1st, 2004, the amortization period for Universal Music Group (UMG)’s recorded music catalog and music publishing copyrights was reduced from 20 to 15 years. This change in estimate resulted from the company’s annual impairment review of intangible assets at the end of 2003, which determined that estimated useful lives were shorter than originally anticipated, primarily as a result of the weakness of the global music market. As a result, the prospective amortization expense in 2004 was increased by €63 million.
1.5. Use of Estimates
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period.
      On a constant basis, management reviews its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.
1.6. Principles of Consolidation
      Full consolidation: All companies in which Vivendi Universal has a voting interest exceeding 50%, or over which it has another form of legal or effective control, are consolidated. In addition, Vivendi Universal consolidates a subsidiary only if no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block routine decisions taken by Vivendi Universal.
      Equity accounting: Affiliates in which Vivendi Universal has an interest exceeding 20% or over which it otherwise exercises significant influence are accounted for using the equity method. Vivendi Universal can exercise significant influence over the operating and financial decisions of the affiliate either (i) through representation on the affiliate’s board of directors in excess of its voting interest, (ii) because there is no other shareholder with a majority voting interest in the affiliate, or (iii) because Vivendi Universal exercises substantive participating rights that enable Vivendi Universal to veto or block decisions taken by such affiliate’s board.
      Proportionate accounting: The proportionate method of consolidation is used for investments in companies where control is shared with other shareholders with whom Vivendi Universal has agreed contractually to exercise joint control over significant financial and operational policies. For such entities,

Vivendi Universal records its proportionate interest in the Consolidated Financial Statements. Only some Veolia Environnement subsidiaries were proportionately consolidated in the consolidated financial statements up to December 31, 2002, after which Veolia Environnement was accounted for using the equity method.
      Special Purpose Entity: A special purpose entity is a separate legal structure, created to accomplish a narrow and well-defined objective on behalf of a company. The special purpose entity is structured or organized in such a manner that its activities are being conducted only on the behalf of this company, by lending assets or providing a supply of goods or services, or a source of long-term capital. A special purpose entity is consolidated whenever one or more controlled companies have in substance by virtue of contracts, agreements or statutory clauses, control of the entity.
      Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material intercompany accounts and transactions.
1.7. Foreign Currency Translation
      Translation of subsidiary financial statements: Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the year-end exchange rate; and all income and expense accounts and cash flow statements are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as foreign currency translation adjustments in shareholders’ equity. The euro to US dollar and euro to Moroccan dirham exchange rates used to prepare the Consolidated Financial Statements were as follows:

	December 31

	2004		2003		2002

	Closing	Average	Closing	Average	Closing	Average
	Rate	Rate	Rate	Rate	Rate	Rate

US Dollar	1.362	1.235	1.245	1.120	1.030	0.934
Moroccan Dirham	11.207	11.014	11.037	10.803	10.629	10.366
      Foreign currency transactions: Foreign currency transactions are translated into euros at the exchange rate on the transaction date. Gains and losses resulting from settlements of receivables and payables denominated in foreign currency are recorded in current period earnings.
1.8. Revenues and Costs
1.8.1. Canal+ Group and Vivendi Universal Entertainment (VUE) (Deconsolidated as of May 11, 2004)
      Filmed entertainment: Generally, theatrical films are produced or acquired for initial distribution in the worldwide theatrical market followed by distribution in the home video, worldwide pay-TV, network exhibition, television syndication and basic cable television markets. Television films and series are licensed for network exhibition, domestic and foreign syndication, cable and pay-TV, and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for telecast, and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its first broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of product for retail sale.
      Theatrical and television products are amortized and related participation and residual costs are expensed based on the ratio of the current period’s gross revenues to estimated total gross revenues from all sources on an individual film forecast basis. Estimated losses, if any, are provided in full in the current period earnings on an individual film forecast basis when such losses are estimated. Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted as necessary. Such adjustments could have a material effect on results of operations in future periods.
      Cost of revenues includes film and television costs amortization, participation and residual expenses, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs.
      Cable and network: Revenues from subscriber fees related to pay-TV, cable or satellite programming are recognized as revenue in the period the service is provided and advertising revenues are recognized in the period during which the advertising commercials are broadcasted. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls (makegoods) until such subsequent airings are conducted. Subscriber management and acquisition costs, as well as television distribution expenses, are included in cost of revenues.
      Theme parks and retail operations (sold in May 2004): Revenues at theme parks are usually recognized at the time of visitor attendance, except for multi-day or annual passes, which Vivendi Universal recognizes over the period benefited. Revenues for retail operations are recognized at the point-of-sale. Cost of revenues includes the cost of food, beverage and merchandise, inventory damage and obsolescence expenses, and duty and freight costs. Selling, general and administrative expenses are comprised of indirect warehouse expenses, including receiving and inspection expenses.
1.8.2. Universal Music Group (UMG)
      Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for products sold FOB shipping point and on delivery for products sold FOB destination.
      Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artist costs and recording costs. Included in selling, general and administrative expenses are marketing and advertising expenses, selling costs, bad debt losses and obsolete inventory.
1.8.3. Vivendi Universal Games (VUG)
      VUG’s revenues, now including income generated by the sale of boxes and prepaid cards for Massively Multiplayer Online Games (MMOG), are recorded when the distributor accepts the risk of ownership, net of a provision for estimated returns and allowances. The income generated by subscriptions to online games is recorded on a straight-line basis over the duration of the service.
      Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.
1.8.4. Telecommunications
      Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from sales of telecommunications equipment, net of point-of-sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate. Customer acquisition costs and loyalty costs relating to mobile phone customers are expensed as incurred. These costs consist principally of commissions and rebates paid to distributors.
      Cost of revenues includes purchasing costs, interconnection and access costs, network costs and equipment costs. Selling, general and administrative expenses include commercial costs, which consist of marketing costs, commissions to distributors and customer care.

1.8.5. Veolia Environnement (Fully Integrated Until December 31, 2002)
      Revenues on public service contracts are recognized on transfer of ownership or as services are provided, according to the terms of the contract. Title is considered to have passed to the customer when goods are shipped. Revenues include operating subsidies and exclude production for own use.
1.8.6. Other Costs
      Selling, general and administrative expenses include salaries and benefits, rent, consulting and auditing fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g., finance, human resources, legal, information technology, headquarters) and other operating expenses.
      Cost of advertising is expensed as incurred.
1.9. Earnings per Share
      Vivendi Universal presents basic and diluted earnings per share (EPS). Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period, excluding treasury shares recorded as a deduction from shareholders’ equity. Diluted EPS adjusts basic EPS for the potential dilutive effects of outstanding convertible bonds, stock options and any other potentially dilutive financial instruments. If Vivendi Universal recognizes a net loss, the diluted EPS corresponds to the basic EPS.
1.10. Long-Term Assets
1.10.1. Goodwill and Business Combinations
      All business combinations are accounted for as purchases. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. In case of acquisition of further interests in a subsidiary, the purchase price is allocated to the extent of the acquired interest. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis (i.e., over 40 years, excluding some specific immaterial operations). Subsidiaries acquired are included in the Consolidated Financial Statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent Consolidated Statement of Financial Position date. Impairment losses reduce the net carrying value of goodwill which is amortized on a straight-line basis over the residual period of the amortization schedule.
1.10.2. Research and Development Costs
      Cost of software for rental, sale or commercialization: capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established and they are considered recoverable. Technical feasibility is determined individually for each product. Non-capitalized software development costs are recorded in research and development expenses. In 2003, VUG adopted stricter capitalization criteria for development costs and, as such, nearly all such costs are expensed to income when effectively incurred.
      Cost of internal use software: Direct internal and external costs incurred to develop computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.
      Other research and development costs: All other research and development costs are expensed as incurred.

1.10.3. Other Intangible Assets
      Other intangible assets include trade names, market shares and specific assets recognized by the business units.
      Vivendi Universal recognizes only acquired trade names and market shares determined by purchase price allocation procedures using generally accepted methods. They are not amortized but are subject to impairment tests.
      Canal+ Group and VUE (deconsolidated as of May 11, 2004): Inventories of theatrical and television products (film costs), which are produced or acquired for sale to third parties, are stated at the lower of cost, less accumulated amortization, and fair value. Film costs principally consist of direct production costs, production overheads and capitalized interest. A portion of Vivendi Universal’s cost to acquire Seagram Company Ltd. (Seagram) in December 2000 was allocated to film costs, including an allocation to previously released films whose initial release dates were at least three years prior to the Vivendi Universal acquisition (library products). Acquired library products are amortized on a straight-line basis over 20 years.
      License agreements for program material are accounted for as a purchase of program rights. The assets related to the program rights acquired and the liability for the obligation incurred are recorded at their gross value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on a straight-line basis as programs air, however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred. Management periodically reviews the carrying value of program rights and records impairments, as warranted, based on changes in programming usage.
      The multiple service operator (MSO) agreements for VUE’s established cable channels are considered intangible assets, with an indefinite term. MSOs for VUE’s other cable channels with limited distribution are amortized over useful lives ranging from 7 to 9 years.
      Program rights, net of amortization and classified as current assets, include the portion of unamortized costs of program rights allocated to network, first-run syndication and initial international distribution markets.
      UMG: Recoverable long-term artist advances, which are recovered over the life of the artist, are capitalized only in the case of “proven” artists, defined as those whose past performance and current popularity support capitalization. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved. They are expensed with direct costs associated with the creation of record masters as the related royalties are earned.
      Telecommunications: Licenses to operate telecommunications networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. The license to operate a 3G (third-generation) UMTS mobile telephony service in France is recognized in the amount of the fixed upfront fee paid at the granting of the license. Pursuant to Notice n°2002-B issued by the CNC Urgent Issues Taskforce, the variable fee (equal to 1% of eligible sales) will be recorded as an expense when incurred.
1.10.4. Property, Plant and Equipment
      Property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 20 - 30 years for buildings and 3 - 15 years for equipment and machinery. Assets financed by finance lease contracts, such as those that include a purchase option (known in France as “credit-bail”), are capitalized. They are depreciated on a straight-line basis over the estimated useful life of the assets generally when the title is to be transferred to Vivendi Universal at the termination of the lease term. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.

1.10.5. Impairment of Long-Term Assets
      Goodwill and intangible assets with an indefinite useful life are tested for impairment at the end of each annual reporting period and whenever there is an indication that they may be impaired. The carrying value of other long-term assets is also subject to impairment tests whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Impairment tests consist of comparing the carrying amount of an asset to its recoverable amount, defined as the fair value less costs to sell, or the value in use to Vivendi Universal.
      The recoverable amount is determined individually for each asset unless the asset does not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets. In such cases, as for goodwill, the recoverable amount is determined for the cash-generating unit. Vivendi Universal has defined its operating businesses as cash-generating units: these correspond to operating segments or one level below where the relevant units have economic characteristics which are distinct from the rest of the operating segment. The appropriate level is generally that considered by Vivendi Universal management when assessing operating performance.
      Value in use is equal to the sum of future cash flows expected to be obtained from the continuing use of the asset (or the operating unit) and from its ultimate disposition. Cash flows used are consistent with the most recent budgets and business plans approved by Management and presented to the Board of Directors. The discount rate applied reflects current market assessments of the time value of money and risks inherent to the asset (or operating unit).
      Fair value less costs to sell represents an estimate of the amount which could be obtained from the disposition of the asset (or the operating unit) in an arm’s length transaction between knowledgeable and willing parties, after deducting the costs of disposition. These values are determined based on market information (comparison with similar listed companies, recent transactions and stock market prices) or in the absence of such information based on discounted cash flows. Fair values are determined with the assistance of a third-party appraiser.
1.10.6. CRC Rule 02-10 of December 12, 2002 Concerning Asset Impairment Applicable January 1, 2005
      Vivendi Universal decided against early adoption of CRC Rule 02-10 of December 12, 2002 as the component valuation method is not yet implemented by the group. Nonetheless, the asset impairment method already applied by Vivendi Universal, as described in section 1.10.5 “Impairment of long-term assets”, is in accordance with this rule.
1.11. Current Assets
      Inventories are valued on a first-in, first-out or a weighted average cost basis and are recorded at the lower of cost and net realizable value.
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
      Marketable securities consist of other highly liquid investments and Vivendi Universal treasury shares held for share price stabilization purposes, or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction in shareholders’ equity. Marketable securities are carried at cost and a valuation allowance is accrued if the fair market value is less than the carrying value.

1.12. Liabilities
   Provisions are recognized when (i) at the end of the reporting period the group has a legal, regulatory or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation, and (iii) the obligation can be reliably estimated. The amount recognized as a provision represents the best estimate of the risk at the Consolidated Statement of Financial Position date. Provisions are stated at undiscounted nominal value, with the exception of provisions for earn-outs which are stated at the present value of future obligations. If no reliable estimate can be made of the amount of the obligation, no provision is recorded. Information about the provisions is then presented in note 28.5 “Contingent Liabilities”.
     Employee benefit plans
      In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans. Vivendi Universal’s funding policy is consistent with applicable government funding requirements and regulations of each country in which the group maintains a pension plan. The defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but do not hold Vivendi Universal shares. Contributions to defined contribution and multi-employer plans are funded and expensed during the year.
      For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method considers the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.
      Furthermore, Vivendi Universal applies the following rules:

•	The fair value of plan assets is deducted from accrued liabilities;

•	The actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants).
1.13. Other
   Deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax base values of assets and liabilities. However, deferred tax liabilities are not recorded in respect of valuation differences on unamortized intangible assets (such as trade names and market share) which cannot be sold independently of the purchased company. Deferred tax amounts, recorded at the applicable rate at closing date, are adjusted to allow for the impact of changes in tax law and current tax rates. Deferred tax assets are recognized in respect of deductible temporary differences, tax losses and tax-carry forwards. Their net realizable value is estimated according to recovery prospects. Deferred tax liabilities on retained earnings of foreign subsidiaries are not recorded.
     Bonds exchangeable for shares issued by Vivendi Universal
      On issuance of bonds exchangeable for shares, the premium is not recorded as a liability since the borrowing is intended to be redeemed in the form of shares and consequently represents a contingent liability. In case of a significant difference between the share price and the redemption price, a provision is accrued to cover probable cash redemption of the bonds. It is calculated pro rata temporis over the term of the bonds.

Derivative financial instruments
      Vivendi Universal uses various derivative financial instruments to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge debt where principal repayment terms are based on the value of Vivendi Universal stock. Most derivative instruments used by the group do not qualify as hedges for accounting purposes, and are therefore recorded at the lower of fair value and cost, which is generally nil for interest rate swaps. Fair value movements during the period, subject to the historical cost maximum, are recorded as income or expenses of the current period. Gains and losses arising from a change in the fair value of instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

Stock-based compensation
      Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align shareholder and management interests by providing an additional incentive to improve company performance and increase the share price on a long-term basis.
      Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity affiliates to purchase shares in Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.
      In case of the issuance of new shares, shareholders’ equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and carried at the lower of historical cost, fair value and strike price of the stock options hedged. Vivendi Universal recognizes any resulting holding gain or loss in the period that the shares are sold to the plan.

Note 2.	Data Related to the Main Operations Divested in 2004, 2003 and 2002 (Unaudited)
      In 2004 Vivendi Universal sold (from an accounting standpoint) 80% of its investment in VUE. The contribution of this entity to the Consolidated Financial Statements for fiscal 2003 and 2004 is presented below in note 3.1 “NBC-Universal transaction completed on May 11, 2004”.
      In 2002 and 2003, Vivendi Universal applied the option proposed in paragraph 23100 of CRC Rule 99-02 and presented the equity in earnings (losses) of the businesses which were sold during each of these financial years on one line in the Consolidated Statement of Income when these divestitures were significant. In 2002, this treatment concerned all of Vivendi Universal Publishing, excluding VUG, publishing activities in Brazil, the Consumer Press Division, which was sold in February 2003, and Comareg, which was sold in May 2003. In 2003, this treatment concerned the Consumer Press Division. The following table presents the contribution of the main operations divested to Vivendi Universal 2002 net income.

	Year ended December 31, 2002

		Publishing	Publishing
	Veolia	activities	activities
	Environnement	divested in	divested in
	(a)	2002(b)	2003(b)	Total

	(In millions in euros)
Revenues	€30,038	€2,838	€572	€33,448
Operating income (loss)	1,911	268	(14)	2,165
Financing and other expenses, net	(648)	(116)	(7)	(771)
Loss on businesses sold, net of provisions	(76)	(50)	(9)	(135)

Net income (loss)	€235	€17	€(33)	€219

(a)	Veolia Environnement was fully consolidated until December 31, 2002 in the Consolidated Statement of Income and accounted for using the equity method after that date.

(b)	Vivendi Universal Publishing activities divested in 2002 were presented on the line “equity in earnings of sold businesses” in the 2002 Consolidated Statement of Income. Vivendi Universal Publishing activities sold in 2003 comprised the Consumer Press Division (sold in February 2003) and presented on the line “Equity in earnings of sold businesses” in the 2003 Consolidated Statement of Income, and Comareg, (sold in May 2003).
Note 3. Changes in Scope in 2004 and 2003
3.1. NBC-Universal Transaction Completed on May 11, 2004
      On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and VUE to form NBC Universal (NBCU). This transaction, subject to customary approvals from various regulatory agencies, was completed on May 11, 2004. From an accounting standpoint, it resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE for €8,002 million and a concurrent acquisition of a 20% interest in NBC for €4,929 million, resulting in Vivendi Universal retaining a 20% voting interest and an 18.47% ownership interest in NBCU, as presented in the following organizational chart:

(*)	Before the closing of the NBC-Universal transaction, Vivendi Universal exercised its call option on Barry Diller’s 1.5% stake in VUE for $275 million (€226 million).
     From May 12, 2004, Vivendi Universal ceased to consolidate VUE, and now accounts for its stake in NBCU using the equity method. VUE’s assets divested pursuant to the transaction include Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks.
      As part of the NBC-Universal transaction, GE paid to Universal Studios Holding Corp., on May 11, 2004, approximately $3.65 billion of cash consideration. Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests, (ii) is responsible for the net costs of the dividends on the VUE Class B preferred interests, and (iii) will receive from NBCU, when VUE Class B preferred interests are reimbursed, the potential after tax economic benefit related to the divestiture of the 56.6 million shares of InterActiveCorp (IAC) stock transferred to NBCU (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type. These commitments are described in note 28.3 “Specific commitments given as of December 31, 2004”.
3.1.1. Deconsolidation of VUE

3.1.1.1.	Contribution of VUE to the Consolidated Statements of Financial Position, Income and Cash Flows

	May 11,	December 31,
	2004	2003

	(In millions of euros)
Consolidated Statement of Financial Position:
Long-term assets	€16,373	€14,034
Current assets	2,646	2,776
including cash and cash equivalents	614	124

Total assets	€19,019	€16,810

Shareholders’ equity	8,243	7,837
Minority interests	1,704	831
Long-term debt	4,320	1,135
Other non-current liabilities and accrued expenses	1,072	1,133
Bank overdrafts and other short-term borrowings	—	3,392
Other short-term liabilities	3,680	2,482

Total shareholders’ equity and liabilities	€19,019	€16,810

	Year ended December 31,

	2004(a)	2003

	132 days	365 days
	(In millions of euros)
Consolidated Statement of Income:
Revenues	€2,327	€6,022
Operating income	337	931
Financing and other expenses, net	(80)	(350)
Gain on businesses sold, net of provisions	28	18

Net income (loss)	€62	€(133)

Consolidated Statement of Cash Flows:
Net cash provided by operating activities	€400	€738
Net cash provided by (used for) investing activities	(1,647)	127
Net cash provided by (used for) financing activities	1,077	(791)
Foreign currency translation adjustment	47	(19)

Change in cash and cash equivalents	€(123)	€55

(a)	Contribution of VUE from January 1, 2004 to May 11, 2004, when this entity was deconsolidated.
3.1.1.2. Impact on Net Income (Loss) of the Divestiture of 80% of Vivendi Universal’s Interests in VUE
      At May 11, 2004, the fair value of VUE denominated in US dollars, as per the NBC Universal Agreement, exceeded its carrying value also denominated in US dollars. Thus, the divestiture (from an accounting standpoint) of 80% of Vivendi Universal’s interests in VUE generated a before tax capital gain of $653 million, as presented in the table below. However, due to the evolution of the US dollar/euro exchange rate through the transaction date (1.1876 USD = 1 EUR) since the date of Vivendi Universal’s acquisition of Universal Studios in December 2000 (0.89 USD = 1 EUR) and the date of Vivendi Universal’s acquisition of the entertainment assets of IAC in May 2002 (0.9125 USD = 1 EUR), a cumulative foreign currency loss was recorded as a reduction in shareholders’ equity through the currency translation adjustment account. Upon closing of the transaction, Vivendi Universal reclassified an 80% pro-rata portion of this cumulative translation adjustment related to its investment in VUE to net income. The related foreign currency loss, i.e., €2,105 million, reduced the net income but did not impact either shareholders’ equity or the cash position of Vivendi Universal.
      Vivendi Universal amended the calculation of the net loss from the divestiture (from an accounting standpoint) of 80% of its interests in VUE to reflect both supplementary information and adjustments to the estimations carried out in May that have arisen since this date. The following table presents the revised calculation of the net loss from the divestiture:

			Vivendi Universal’s
	Total		share(a)

	In millions	In millions	In millions	In millions
	of dollars	of euros	of dollars	of euros

Cash proceeds	$3,650	€3,073	$3,379	€2,845
Fair value of received interest in NBC(b)	5,854	4,929	5,406	4,552

Total consideration received	9,504	8,002	8,785	7,397
Carrying value of the divested assets	(6,670)	(5,616)	(6,670)	(5,616)
Cost of the defeasance of covenants of the VUE Class A preferred interests(c)	(780)	(657)	(720)	(607)
Net costs of the dividends on the VUE Class B preferred interests(d)	(354)	(298)	(327)	(275)
Other costs(e)	(436)	(361)	(415)	(343)

Transaction income before taxes	1,264	1,070	653	556
Taxes	(297)	(250)	(290)	(244)

Transaction income after taxes	967	820	363	312
Foreign currency translation adjustment reclassified to net income				(2,105)

Transaction loss, net				€(1,793)

(a)	After minority interests who indirectly held 7.7% of VUE’s interests. Their equity in the transaction income amounted to €508 million, of which €471 million was recorded by Vivendi Universal and allocated to minority interests and €37 million was received directly by the latter. Please refer to note 12 “Minority Interests in 2004, 2003 and 2002”.

(b)	Under the terms of the NBC-Universal transaction, the fair value of NBCU was approximately $42 billion, of which approximately $29 billion was the fair value for NBC.

(c)	Vivendi Universal issued a promissory note to USI, a subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU in connection with the defeasance of covenants of the VUE Class A preferred interests. This promissory note was repaid on January 28, 2005. Please refer to note 17.1 “Financial net debt as of December 31, 2004”.

(d)	Net present value of after-tax dividends of 3.6% per annum which will be paid to IAC. This liability is recorded in “other non-current liabilities and accrued expenses”.

(e)	Includes, notably, non-cash adjustments relating to the NBC-Universal transaction of -$83 million (after minority interests) and a loss of $42 million (after minority interests), relating to the exercise by Vivendi Universal of its call option on Barry Diller’s 1.5% stake in VUE for $275 million. These costs also include expenses related to pensions, stock based compensations and other compensation (approximately -$116 million, after minority interests) as well as transaction costs (approximately -$114 million, after minority interests).

3.1.2. Equity Accounting of NBCU from May 12, 2004
      Following completion of the NBC-Universal transaction, Vivendi Universal holds 20% of the voting rights in NBCU through its subsidiary Universal Studios Holding Corp. (USH), which is owned 92.3% by Vivendi Universal and 7.7% by Matsushita Electronic, Inc. Vivendi Universal’s ownership interest in NBCU is 18.47%. Vivendi Universal holds 3 of the 15 seats on NBCU’s Board of Directors.
      This stake is the combined result of the group’s remaining 20% interest in VUE (including USH minority interests) and the 20% stake acquired in NBC (including USH minority interests). NBCU is equity accounted in the group consolidated financial statements from May 12, 2004.
      The acquisition cost of the 20% stake in NBC received by USH, corresponds to the fair value of this stake as defined in the VUE/NBC combination agreement, i.e., €4,929 million ($5,854 million). The book value of the NBC assets acquired is €738 million ($877 million).
      On May 12, 2004, Vivendi Universal performed an initial allocation of the purchase price paid for the 20% interest acquired in NBC, presented below. To date there is no reason to believe that an adjustment to this initial allocation will be necessary.

20% interest in NBC

(In millions of euros)
Net assets acquired (20% interest)(a)	€738
Identifiable intangible assets (definite life)	157
Deferred tax liabilities, net	(85)
Other, net	54
Goodwill amortized over 40 years	4,065

Purchase price	€4,929

(a)	Includes, for an amount of €104 million, dividends received by Vivendi Universal corresponding to its equity (20% before USH minority interests) in the cash flow generated by NBC from October 1, 2003 to May 11, 2004. Please refer to note 25.3 “Cash dividends”.
     The excess of the consideration paid for the 20% stake in NBC over the fair value of the net assets acquired at the acquisition date was recorded as goodwill.

3.2.	Divestiture of 15% of Veolia Environnement, Part of Vivendi Universal’s 20.3% Stake — December 2004
      In December 2004, Vivendi Universal disposed of 15% of Veolia Environnement, part of its 20.3% stake through three transactions: (i) 10% was placed under an accelerated book building procedure for total proceeds of €997 million (€24.65 per share) on December 9, (ii) 2% was sold to Veolia Environnement for €195 million (€23.97 per share), and (iii) 3% was sold to Société Générale for €305 million (€24.65 per share).
      These last two divestitures were carried out following the non-exercise of the call options granted by Vivendi Universal in November 2002 to certain institutional shareholders of Veolia Environnement relative to Vivendi Universal’s stake in this company. The exercise price was €26.50 per share. As these options expired on December 23, 2004, the related premium recorded as a deferred income in the amount of €173 million in December 2002 was recognized in “Other financial expenses, net of provisions” on their expiry date.
      Overall, Vivendi Universal received a total amount of €1,497 million in these transactions, generating an after-tax capital gain of €1,485 million. From a tax standpoint, the associated capital gain of €477 million was offset by Vivendi Universal’s current capital losses, and did therefore not result in any cash capital gain tax.
      Veolia Environnement, which was fully consolidated until December 31, 2002 and accounted for using the equity method thereafter, was fully deconsolidated on December 9, 2004. Currently, Vivendi Universal retains 5.3% of Veolia Environnement subject to a lock-up period of 180 days starting on December 9, 2004.

      In addition, Vivendi Universal and Société Générale entered into a 3-year derivative transaction that enables Vivendi Universal to benefit from any potential capital gains on 5% of Veolia Environnement over a price of €23.91 per share. This derivative may be settled by Vivendi Universal at anytime from December 9, 2005, exclusively in cash. The premium due by Vivendi Universal to Société Générale is recorded in “Portfolio Investments — Other” at its net present value (€68 million as of December 31, 2004) and is payable in thirds for three years, starting January 10, 2005.
      At the same time, in order to finalize the financial separation from its former subsidiary, Vivendi Universal decided to substitute a third party in its guarantee commitments with respect to network renewal costs, granted to Veolia Environnement in June 2000 and in December 2002. For this purpose, on December 21, 2004, Vivendi Universal signed a contract of perfect delegation with Veolia Environnement and a third party to transfer all its residual obligations towards Veolia Environnement. As a result, Vivendi Universal paid the third party a balance of €194 million corresponding to the present value on that day of the maximum exposure until 2011 (including 2004 renewal costs of €35 million). The costs for 2004 were accounted for as an operating expense. The remaining balance was recorded as a loss on businesses sold, net of provisions.
      The following table presents the impact on net income of the above transactions.

	Year ended December 31, 2004

			Gain on
		Financing	businesses
	Operating	and other	sold, net of	Income	Net
	income	expenses, net	provisions	tax	income

	(In millions of euros)
Divestitures of 15% of Veolia Environnement’s interests
Cash proceeds	€—	€—	€1,497	€—	€1,497
Fees	—	—	(15)	—	(15)
Carrying value of the divested shares and foreign currency translation adjustment reclassified in net income	—	—	(6)	—	(6)
Net accrual of long-term differed taxes previously activated	—	—	—	(161)	(161)
Derivative transactions
Reversal in net income of the premium related to the call options granted in November 2002	—	173	—	—	173
Other	—	(3)	—	—	(3)

Total	—	170	1,476	(161)	1,485
Termination of the obligations to guarantee compensations related to renewals
Remaining balance paid	(35)	—	(159)	—	(194)
Other	—	—	(1)	—	(1)

Total	(35)	—	(160)	—	(195)

Total impact of the transactions related to Veolia Environnement	€(35)	€170	€1,316	€(161)	€1,290

3.3. Other 2004 and 2003 Changes in Scope
      As of December 31, 2004, 437 companies were consolidated or accounted for using the equity method versus 1,164 companies as of December 31, 2003.

      Preliminary note:
      The amount indicated in respect of divestitures corresponds to the corporate value of the divested stake (i.e., the cash received plus the amount of debt deconsolidated from the fully consolidated subsidiaries).
      The other main changes in scope in 2004 (acquisition, divestiture, dilution or merger) are as follows:

Media:

•	Divestiture of Sportfive (March — consideration: €274 million).

•	Divestiture of “Flux-divertissement” Business of StudioExpand and Canal+ Benelux (June/August — consideration: €42 million).

Telecommunications

•	Accounting for Mauritel using the equity method (January) before full consolidation (July).

Other:

•	Abandonment of Internet operations (January).

•	Divestiture of Atica & Scipione (February — consideration: €41 million).

•	Divestiture of Kencell (May — consideration: €190 million).

•	Divestiture of Monaco Telecom (June — consideration: €169 million).

•	Divestiture of UCI Cinemas (October — consideration: €170 million).
      The main changes in scope in 2003 were as follows:
      Media:

•	Divestiture of Canal+ Technologies (January — consideration: €191 million).

•	Divestiture of Telepiù (April — consideration: €831 million).

•	Divestiture of Canal+ Nordic (October — consideration: €55 million).
      Telecommunications

•	Acquisition of a 26% interest in Cegetel Groupe S.A. (January — total consideration paid: €4 billion). Please refer to note 4.2 “Purchase price allocation of the 26% interest in SFR (formerly known as Cegetel Groupe S.A.)”.

•	Merger of Transtel, Cofira and SFR into Cegetel Groupe S.A. (December).

•	Merger of Cegetel S.A. and Telecom Développement (December). Please refer to note 30(c) “Significant subsidiaries as of December 31, 2004 and 2003”.
      Other:

•	Divestiture of Consumer Press Division (February — consideration: €200 million).

•	Divestiture of Comareg (May — consideration: €135 million).

•	Divestiture of fixed line telecommunication in Hungary (May — consideration: €325 million).

•	Dilution in Sogecable (July). Please refer to note 10(a) “Marketable securities as of December 31, 2004, 2003 and 2002”.

•	Dilution in UGC (December). Please refer to note 7.1(e) “Equity method investments”.
      Please refer to note 4 “Goodwill as of December 31, 2004, 2003 and 2002” and to note 23 “Gain on businesses sold, net of provisions, for the years ended December 31, 2004, 2003 and 2002”, for further information with respect to the impacts of these changes in scope on Vivendi Universal’s goodwill and income, respectively.

Note 4. Goodwill as of December 31, 2004, 2003 and 2002
4.1. Changes in Goodwill

		Goodwill,	Accumulated	Goodwill,
	Note	Gross	Amortization	Net

		(In millions of euros)
Balance at December 31, 2002		€51,750	€(31,688)	€20,062
Acquisition of 26% interest in SFR		2,260	—	2,260
Divestiture of Telepiù		(1,754)	1,754	—
Divestiture of Canal+ Technologies		(2,336)	2,290	(46)
Deconsolidation of Sogecable		(593)	418	(175)
Divestiture of Canal+ Nordic		(541)	496	(45)
Final purchase price allocation of IAC entertainment assets	4.3	(114)	—	(114)
Other changes in scope of consolidation(a)	4.4	(1,152)	1,016	(136)
Amortization(b)(c)		—	(1,120)	(1,120)
Impairment losses	4.4	—	(1,273)	(1,273)
Foreign currency translation adjustment and other		(6,359)	4,735	(1,624)

Balance at December 31, 2003		€41,161	€(23,372)	€17,789

Divestiture of 80% of VUE(d)	3.1	(12,486)	7,229	(5,257)
Acquisition of 20% of NBC(d)	3.1	4,065	—	4,065
Divestiture of Sportfive		(200)	200	—
Divestiture of Kencell		(37)	37	—
Finalization of the divestiture of Canal+ Benelux		(582)	582	—
Abandonment of Internet operations		(371)	369	(2)
Divestiture of Atica & Scipione		(55)	17	(38)
Divestiture of Monaco Telecom		(108)	25	(83)
Other changes in scope of consolidation		8	17	25
Amortization(b)		—	(638)	(638)
Impairment losses	4.4	—	(26)	(26)
Foreign currency translation adjustment and other		(690)	410	(280)

Balance at December 31, 2004		€30,705	€(15,150)	€15,555

(a)	In 2003, included the divestiture of other publishing and Internet operations and reclassification of impairment losses reducing other intangible assets and other assets.

(b)	Amortization expenses incurred during the period are traditionally recorded on this line.

(c)	In 2003, included an exceptional amortization of €129 million at Canal+ Group, recorded to offset the reversal of a provision at operating income level in the first quarter of 2003. This provision was accrued in 2000 in connection with the purchase price allocation of Canal+ Group.

(d)	In 2004, following the divestiture (from an accounting standpoint) of 80% of VUE, net goodwill relating to Vivendi Universal’s residual 20% interest in VUE (i.e., €1,348 million) was reclassified to goodwill and added to the goodwill generated by the investment in NBC (€4,065 million). As of May 12, 2004, goodwill (gross) in respect of Vivendi Universal’s stake in NBCU amounted to €5,413 million. It has been amortized over 40 years since that date. The purchase price allocation in respect of the 20% interest in NBC is presented in note 3.1. “NBC-Universal transaction completed on May 11, 2004”.
4.2. Purchase Price Allocation of the 26% Interest in SFR (Formerly Known as Cegetel Groupe S.A.)
      In January 2003, Vivendi Universal purchased BT Group’s 26% interest in SFR for €4 billion. As a result, SFR, which had been consolidated by Vivendi Universal with a 44% ownership interest (and a 59% voting interest), was consolidated with a 70% ownership interest (and a 85% voting interest) from January 23, 2003 (and an approximate 56% ownership interest in SFR, its mobile subsidiary). Following the simplification of

SFR Cegetel’s capital structure in December 2003, Vivendi Universal directly consolidates SFR, which became the holding company of SFR Cegetel, with approximately 56% voting and ownership interests.
      Vivendi Universal completed the allocation of the purchase price of the 26% interest acquired in SFR, using the partial revaluation method. The following table presents the final purchase price allocation:

26% interest in SFR

(In millions of euros)
Net assets acquired (26% interest)	€837
SFR tradename	264
Market share	650
Goodwill amortized over 40 years	2,260

Purchase price	€4,011

      The SFR trade name was valued based on the discounted value of cost savings, equal to royalties which would have been payable to third parties for the use of the trade name were it not owned by Vivendi Universal. Market share was valued on the basis of both new customer acquisition costs as of the date of this transaction and the discounted value of expected revenues attributable to existing customers at the acquisition date. These assets are considered to be intangible assets with indefinite lives and as such are not amortized. However, they are subject to a regular impairment review.
      The excess of the total consideration paid over the fair value of net assets acquired was recorded as goodwill.
4.3. Purchase Price Allocation of the Entertainment Assets of InterActiveCorp (IAC)
      The following table presents the final purchase price allocation of IAC’s entertainment assets, acquired in May 2002.

Entertainment Assets of
InterActiveCorp

(In millions of euros)
Film costs	€891
Accounts receivable	343
Property, plant and equipment	39
Identifiable intangible assets	1,200
Accounts payable and accrued expenses	(287)
Obligations for program rights and film costs	(447)
Other, net	(98)
Goodwill amortized over 40 years	9,494

Purchase price	€11,135

      The allocation of the purchase price paid for IAC’s entertainment assets was determined by management with the assistance of an independent appraiser. VUE retained Standard & Poor’s Valuation Services to analyze the fair value of IAC’s tangible and intangible entertainment assets.
4.4. Impairment Losses
      In 2003, 2002 and 2001, due to the continued deterioration of the economy, as well as the decline in value of media and telecom assets since the announcement of the merger of Vivendi, Seagram and Canal+ in June 2000, combined with the impact of higher debt costs, Vivendi Universal recorded long-term asset impairment losses of €1.8 billion for the year ended December 31, 2003, €18.4 billion for the year ended December 31, 2002 and €13.5 billion for the year ended December 31, 2001.

      In 2003, the decline in UMG’s activities and results led to the recognition of impairment losses of €1,370 million, including €1,100 million deducted from goodwill and €270 million in respect of music catalogs. Poor operating performance at VUG in 2003 triggered a decline in the value of this reporting unit and led to the recording of an impairment loss of €61 million against trade names. Due essentially to declining market conditions in 2003, impairment losses of €361 million were also recorded in other units. These primarily concerned VUE theme parks transferred to NBCU in May 2004 (€188 million) and Canal+ Group international assets divested in 2004 (€165 million).
      In 2004, as consistently done since the end of 2001, Vivendi Universal re-assessed the value of goodwill and other intangible assets associated with its reporting units. Third-party appraisers assisted in the assessment of these intangible assets, as well as with the general assessment of the reporting units for which an impairment was recorded in 2003 (UMG and VUG) or for which the carrying value is assumed to be close to the fair value (Canal+ Group), as well as the investment in NBC Universal. The fair value of the other reporting units (SFR Cegetel and Maroc Telecom) was assessed by Vivendi Universal using the same methods.
      With respect to VUG, given the new strategy implemented following the change in executive management and due to operating losses over the period, mainly attributable to non-recurring restructuring costs and write-offs related to this new strategy, Vivendi Universal management decided the conditions required a reassessment of VUG’s value. Nonetheless, when taking into consideration (i) the already visible effects of the restructuring measures and (ii) new operating developments expected to materialize in 2005, notably with the worldwide success of World of Warcraft launched at the end of November 2004, management considers VUG’s carrying value to be lower than its fair value.
      Vivendi Universal’s management also reviewed the value of its other assets and concluded that asset values exceeded their carrying values; in particular, UMG, which enjoyed a return to profitability in 2004, and SFR Cegetel, whose fair value significantly exceeds its carrying value.
      Total impairment losses recorded in 2004 amounted to €31 million and were recognized as a deduction from goodwill (€26 million) and other intangible assets (€5 million). The impact on goodwill of these losses was as follows:

		Cumulative	Cumulative Goodwill Impairment as of December 31, 2004
	Goodwill,	Amortization											Goodwill,
	Gross as of	as of							Changes in scope		Total		Net as of
	December 31,	December 31,	Recorded		Recorded		Recorded	Recorded	of consolidation		impairment		December 31,
	2004	2004	in 2001		in 2002		in 2003	in 2004	and other		losses		2004

	(In millions of euros)
Canal+ Group	€9,476	€(377)	€(6,000)		€(5,436)		€(165)	€(21)	€6,073	(a)	€(5,549)		€3,550
Universal Music Group	10,816	(1,342)	(3,100)		(5,300)		(1,100)	(5)	3,646		(5,859)		3,615
Vivendi Universal Games	91	(55)	—		—		—	—	(15)		(15)		21

Media	20,383	(1,774)	(9,100)		(10,736)		(1,265)	(26)	9,704		(11,423)		7,186
SFR Cegetel	3,656	(453)	—		(206	)(b)	—	—	—		(206)		2,997
Maroc Telecom	1,779	(64)	(700)		(300)		—	—	10		(990)		725

Telecom	5,435	(517)	(700)		(506)		—	—	10		(1,196)		3,722
NBC Universal at Holding & Corporate	4,722	(75)	—		—		—	—	—		—		4,647
Non core operations	165	(2)	(1,094)		(700)		(8)	—	1,639		(163)		—

Total Vivendi Universal excl. VUE	30,705	(2,368)	(10,894)		(11,942)		(1,273)	(26)	11,353		(12,782)		15,555
Vivendi Universal Entertainment	—	—	(1,300)		(6,500)		—	—	7,800		—		—

Total Vivendi Universal	€30,705	€(2,368)	€(12,194	)(c)	€(18,442)		€(1,273)	€(26)	€19,153		€(12,782	)(d)	€15,555

(a)	Including €5,405 million in respect of 2003, and notably the deconsolidation of Canal+ Technologies (€2,206 million), Telepiù (€1,691 million), Canal+ Nordic (€439 million) and Sogecable (€388 million).

(b)	In 2002, Telecom Développement only.

(c)	In 2001, impairment losses as reported in the Consolidated Statement of Income (€13,515 million) included exceptional goodwill amortization of €521 million and impairment losses in respect of equity affiliates of €800 million (recorded as a deduction from the carrying value of the related investments).

(d)	Before minority interests and impairment of goodwill previously recorded as a reduction in shareholders’ equity (i.e., a notional write-off of €1.7 billion accrued, cumulatively, in 2001 and 2002).
     For information, the principal assumptions used in determining the fair value of reporting units were:

		2004				2003

				Perpetual				Perpetual
		Method	Discount Rate	Growth Rate		Method	Discount Rate	Growth Rate

Canal+ Group
Pay TV(a)		DCF and guideline companies	9.0% - 10.0%	2.0% - 2.5%		DCF and guideline companies	8.0% - 10.0%	2.0% - 3.5%
StudioCanal		DCF and guideline companies	9.0% - 10.0%	-8.0%		DCF and guideline companies	9.0%	2.0%
Sportfive		not applicable	—	—		stock market price	—	—
Other international assets under divestiture(b)		not applicable	—	—		net realizable value	—	—
Universal Music Group	}		9.0%	2.2% - 2.5%	}		10.0%	4.0%
	}	DCF and guideline companies			}	DCF and guideline companies
Vivendi Universal Games	}		11.5%	3.5%	}		11.0%	6.0%
SFR Cegetel		Guideline companies	—	—		based on the acquisition of BT Group’s 26% interest in January 2003
Maroc Telecom		stock market price	—	—		DCF and guideline companies	12.6%	2.5%
NBC Universal		DCF of dividends and exit	—	—		not applicable	—	—
Other International assets in telecommunications and internet		not applicable	—	—		net realizable value
Vivendi Universal Entertainment		not applicable	—	—		based on the transaction with GE signed in October 2003 to combine VUE and NBC

DCF: discounted cash flow method.
Guideline companies: stock market multiples and recent transactions.

(a)	Mainly includes Canal+ S.A., CanalSatellite.

(b)	In 2003, mainly included Canal+ Nordic, Canal+ Benelux — Nederland and certain StudioExpand subsidiaries, divested in 2004.
Note 5. Other Intangible Assets as of December 31, 2004, 2003 and 2002
      The following table presents the movements in other intangible assets between December 31, 2002 and December 31, 2004:

	Balance at
	December 31,				Foreign Currency	Changes in Scope	Balance at
			Addition/	Divestiture/	Translation	of Consolidation	December 31,
	2002	2003	Allocation	Reversal	Adjustment	and Other	2004

	(In millions of euros)
Other intangible assets	€22,168	€23,171	€2,951	€(413)	€(462)	€(8,175)	€17,072
Accumulated amortization	(7,462)	(11,393)	(1,311)	9	372	2,891	(9,432)

Other intangible assets, net	€14,706	€11,778	€1,640	€(404)	€(90)	€(5,284)	€7,640

Music publishing rights, catalogs and advances to artists(a)(b)	€4,134	€2,512	€(157)	€(22)	€(244)	€(3)	€2,086
Audiovisual rights	1,424	722	1,871 (c)	(381)	—	(52)	2,160
Trade names, market shares, editorial resources(d)	2,903	2,827	(7)	—	75	(1,865)	1,030
Film costs, net of amortization	3,367	2,615	(36)	—	123	(2,356)	346
Telecom licenses(e)	989	947	(45)	—	(6)	(15)	881
Software	627	696	27	9	(1)	(24)	707
Other	1,262	1,459	(13)	(10)	(37)	(969)	430

Other intangible assets, net	€14,706	€11,778	€1,640	€(404)	€(90)	€(5,284)	€7,640

(a)	Includes €176 million, €246 million and €301 million as of December 31, 2004, 2003 and 2002, respectively, for net long-term advances to artists which are recoverable against future royalties.

(b)	These assets include acquired intangibles, primarily those acquired with the Seagram acquisition in December 2000, recorded on the basis of third-party appraisals obtained at that time of $5,358 million and subsequently impaired as a result of updated appraisals in 2002 (impairment of €2,125 million) and 2003 (impairment of €270 million). The valuations were determined by applying the DCF method to the entire portfolio of recordings of artists under contract with UMG and recordings of artists no longer under contract, but for which UMG has continuing rights.

(c)	Includes broadcasting rights obtained by Canal+ in December 2004 to the French National Football League 1 of €1,800 million.

(d)	The following table presents a breakdown of trade names, markets shares and editorial resources:

	Balance at	Balance at		Balance at
	December 31,	December 31,		December 31,
	2002	2003		2004

	(In millions of euros)
Telepiù trade name	€576	€—		€—
SFR market share	—	650		650
SFR trade name	—	264		264
Universal trade name and Universal Studio Networks channel business step-up	1,276	988	(*)	—
MSO agreements — USA Networks	858	710		—

Indefinite-lived intangible assets	2,710	2,612		914
Other	193	215	(*)	116

Trade names, market shares, editorial resources	€2,903	€2,827		€1,030

(*)	In 2003, after impairment losses recorded against VUE and VUG trade names (€75 million and €61 million, respectively). Please refer to note 4.4 “Impairment losses”.

(e)	Includes Maroc Telecom’s license for €340 million (amortized on a straight-line basis over 15 years) and upfront fee of €619 million paid by SFR in September 2001 in connection with the acquisition of a 20-year license to operate a 3G UMTS mobile telephony service in France. The latter is amortized on a straight-line basis since the service commencement mid-June 2004 and up to termination (i.e., August 2021).
Note 6. Property, Plant and Equipment as of December 31, 2004, 2003 and 2002
      The following table presents the movements in property, plant and equipment between December 31, 2002 and December 31, 2004:

		Balance at				Foreign	Changes in
		December 31,				Currency	Scope of	Balance at
				Addition/	Divestiture/	Translation	Consolidation	December 31,
	Note	2002	2003	Allocation	Reversal	Adjustment	and Other	2004

		(In millions of euros)
Property, plant and equipment		€14,981	€13,866	€1,153	€(1,195)	€12	€(1,832)	€12,004
Accumulated depreciation		(7,295)	(7,501)	(1,230)	933	12	845	(6,941)

Property, plant and equipment, net		€7,686	€6,365	€(77)	€(262)	€24	€(987)	€5,063

Land		€859	€696	€4	€(205)	€5	€(173)	€327
Buildings		1,839	1,414	(5)	(59)	22	(567)	805
Machinery and equipment		3,316	2,944	(195)	15	(13)	125	2,876
Construction-in-progress		394	626	249	8	4	(506)	381
Defeased real estate	1.1	—	—	(10)	—	—	245	235
Other		1,278	685	(120)	(21)	6	(111)	439

Property, plant and equipment, net		€7,686	€6,365	€(77)	€(262)	€24	€(987)	€5,063

Note 7. Investments in Equity Affiliates as of December 31, 2004, 2003 and 2002
7.1. Equity Affiliates

					Net Value of Equity			Proportionate Share of
		Voting Interest			Affiliates			Net Income (Loss)

		December 31,			December 31,			Year Ended December 31,

	Note	2004	2003	2002	2004	2003	2002	2004	2003(a)	2002

		(In millions of euros)
NBC Universal	3.1	20.0%	—	—	€696	€—	€—	€172	€—	€—
Veolia Environnement(b)	3.2	—	20.4%	20.4%	—	—	304	19	(170)	—
UC Development Partners(c)(d)		—	50.0%	50.0%	—	287	358	(5)	(13)	(6)
Sundance Channels(c)		—	50.0%	50.0%	—	143	156	—	20	—
Universal Studios Florida(c)(d)		—	50.0%	50.0%	—	120	147	2	(1)	1
UGC(e)		37.8%	37.8%	58.0%	77	61	47	15	(3)	(12)
UGC Ciné Cité(e)		—	—	15.6%	—	—	31	—	—	—
Sportfive(f)		—	46.4%	46.4%	—	201	294	5	8	2
Elektrim Telekomunikacja	7.3	49.0%	49.0%	49.0%	—	—	—	—	—	(115)
Telecom Développement(g)		—	—	49.9%	—	—	286	—	(1)	5
Xfera Moviles		—	—	26.2%	—	—	—	—	—	(59)
Société Financière de Distribution		49.0%	49.0%	49.0%	18	16	—	2	98	—
Other investments(h)		na *	na *	na *	89	255	280	9	(183)	(110)

					€880	€1,083	€1,903	€219	€(245)	€(294)

*	na: not applicable.

(a)	In 2003, included net income from equity affiliates (€71 million) and Veolia Environnement impairment loss (- €203 million) as reported in the Consolidated Statement of Income, as well as impairment losses recognized in respect of certain VUE affiliates (- €113 million). Please refer to note 4.4 “Impairment losses”.

(b)	Following the various transactions implemented in December 2004, and the resulting decrease in ownership interest to 5.3%, Vivendi Universal’s interest in Veolia Environnement was deconsolidated from December 9, 2004.

(c)	VUE’s subsidiaries, deconsolidated on May 11, 2004.

(d)	In 2002 and 2003, no shareholder had the majority voting interest in these companies; however, shareholders exercised substantive participating rights that enabled them to veto or block decisions taken by the subsidiary’s board. Vivendi Universal consequently accounted for its interest in UC Development Partners and Universal Studio Florida using the equity method.

(e)	Vivendi Universal and the family shareholders of UGC Group signed an agreement on December 31, 2003, modifying the structure of UGC S.A.’s equity capital. Under the terms of the agreement, Vivendi Universal surrendered its participation in UGC Ciné Cité and holds 37.8% of UGC S.A.’s equity capital. After the elimination of UGC S.A. treasury stocks, Vivendi Universal will hold 40% of UGC S.A.’s equity capital, and the family shareholders’ stake will be 54.79%. Vivendi Universal holds five of the fourteen seats on the UGC Board of Directors. Accordingly, this investment is accounted for using the equity method.

(f)	Participation sold in 2004.

(g)	In December 2003, Cegetel S.A. (fixed line operator, subsidiary of SFR) and Telecom Développement (network operator, subsidiary of SNCF, in which SFR has minority interests) were merged into a new entity named Cegetel S.A.S. The capital of this company is held 65% by SFR and 35% by SNCF. Please refer to note 30 (c) “Significant Subsidiaries as of December 31, 2004 and 2003”.

(h)	Other investments consist of various entities whose aggregate net value is below €24 million as of December 31, 2004.

7.2.	Change in Equity Affiliates During the Year
      The following table presents the change in equity affiliates between December 31, 2003 and December 31, 2004:

	Net Value of					Net Value of
	Equity Affiliates	Changes in	Proportionate		Foreign	Equity Affiliates
	as of	Scope of	Share of Net		Currency	as of
	December 31,	Consolidation	Income	Dividends	Translation	December 31,
	2003	and Other	(Loss)	Received	Adjustment	2004

	(In millions of euros)
NBC Universal	€—	€790	€172	€(151)	€(115)	€696
Veolia Environnement	—	(2)	19	(45)	28	—
Elektrim Telekomunikacja	—	—	—	—	—	—
UC Development Partners	287	(258)	(5)	(2)	(22)	—
Sundance Channels	143	(143)	—	—	—	—
Universal Studios Florida	120	(114)	2	—	(8)	—
UGC	61	—	15	—	1	77
Sportfive	201	(206)	5	—	—	—
Other	271	(221)	11	(10)	56	107

	€1,083	€(154)	€219	€(208)	€(60)	€880

7.3.	Equity Accounting of Elektrim Telekomunikacja

7.3.1.	Investment in Elektrim Telekomunikacja Sp. z.o.o (Elektrim Telekomunikacja)
      Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim S.A. (Elektrim) holding the remaining 51% until September 3, 2001. An agreement concerning the shareholding and management of Elektrim Telekomunikacja was signed by Vivendi Universal and Elektrim on September 3, 2001. This agreement had no impact on Vivendi Universal’s ownership or voting interest in Elektrim Telekomunikacja, which are unchanged at 49%.
      The same day, the Luxembourg investment company Ymer acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. In parallel, Vivendi Universal purchased non-voting shares in LBI Fund, an investment company, operating as a mutual fund, which enabled Ymer to make its acquisition. Via the mechanism for calculating the net asset value of its shares in LBI Fund, Vivendi Universal bears the economic risk associated with the assets held by Ymer, but does not have legal control over such assets. Ymer is a company independent of Vivendi Universal, which does not own or control Ymer, directly or indirectly. Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right nor an obligation to sell the shares it holds in Elektrim Telekomunikacja to Vivendi Universal, and is free to sell them to a third party at any time, subject to Vivendi Universal’s right of pre-emption thereon, provided for in the bylaws. Vivendi Universal is not entitled to exercise the voting rights held by Ymer in Elektrim Telekomunikacja. In return for the economic risk borne by Vivendi Universal, the transfer by Elektrim to Ymer of a 2% equity interest in Elektrim Telekomunikacja enabled Vivendi Universal to limit the risk of sale of the controlling interest in Elektrim Telekomunikacja by Elektrim to a third party and, thereby, protect the value of its investment in Elektrim Telekomunikacja.

      As of December 31, 2004, Elektrim Telekomunikacja’s only major asset was a 48% investment in the Polish mobile telecom company Polska Telefonia Cyfrowa (PTC), alongside Carcom Warszawa Sp. z.o.o (Carcom) (3%) and Deutsche Telekom (DT) (49%). Carcom is owned 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer. An organization chart of the PTC ownership structure is presented below:

7.3.2.	Accounting for Elektrim Telekomunikacja
      Following the change in accounting method resulting from the application as of January 1, 2004 of CRC Rule 04-03 regarding special purpose entities (please refer to note 1.1.2 “Ymer”), and notwithstanding the absence of legal control over Ymer by Vivendi Universal, Vivendi Universal bears the economic risk associated with the assets held by Ymer; as such Ymer constitutes a special purpose entity controlled in substance by Vivendi Universal for accounting purposes. For these reasons, Ymer is fully consolidated by Vivendi Universal from January 1, 2004. Nonetheless, as Vivendi Universal does not have the power to exercise the voting rights held by Ymer in Elektrim Telekomunikacja, its percentage control of Elektrim Telekomunikacja remains unchanged at 49%. As such, Vivendi Universal accounts for its investment in Elektrim Telekomunikacja using the equity method and records Ymer’s 2% equity interest in Elektrim Telekomunikacja among non-consolidated investments. Please refer to note 8.1 “Investments accounted for using the cost method”.
      With regards to Elektrim Telekomunikacja’s investment in PTC, the arbitration decision of December 13, 2004 and the partial acknowledgement (exequatur) decision of February 2, 2005 (please refer to note 7.3.4 “Disputes with Deutsche Telekom and Elektrim”) increase the legal uncertainty surrounding ownership of the PTC securities held by Elektrim Telekomunikacja. This legal uncertainty represents severe long-term restrictions, as defined in paragraph 101 of CRC Rule 99-02, challenging the joint control which Elektrim Telekomunikacja is deemed to exercise over PTC. As such, Vivendi Universal has accounted for Elektrim Telekomunikacja using the equity method based on financial statements in which the PTC investment is no longer consolidated from January 1, 2004.
      Following the investigation opened by the Commission des Opérations de Bourse (COB) on September 12, 2003, the consolidation using the equity method of Elektrim Telekomunikacja, challenged, by a decision of the Autorité des Marchés Financiers (AMF) Sanctions Commission. The AMF Sanctions Commission upheld the criticism challenging, for 2001 only, the recording of Elektrim Telekomunikacja using the equity method rather than proportionate consolidation1. On February 4, 2005, Vivendi Universal appealed the decision of the AMF Sanctions Commission before the Paris Court of Appeals, because Vivendi Universal considers, in agreement with its auditors, that the method adopted to account for this company during the period reviewed by the COB was in compliance with applicable accounting regulations.

7.3.3.	Book Value of the Investment in Elektrim Telekomunikacja
      Vivendi Universal’s initial investment in Elektrim Telekomunikacja in 1999 totaled €1,209 million (including the investment in Carcom). As of December 31, 2002, as a result of long-term asset impairment tests, a valuation allowance was recorded in respect of the full amount, reducing the investment to its estimated probable realizable value at that date. This value has remained unchanged since that date.
      In the end of 2001, Vivendi Universal and Vivendi Telecom International (VTI) granted shareholder advances to Elektrim Telekomunikacja in the amount of €551 million. As of December 31, 2004, the gross book value of these advances was €622 million. Valuation allowances totaled €243 million, giving a net book value of €379 million. Please refer to note 8.3 “Portfolio investments — other”.
      Overall, Vivendi Universal has invested approximately €1.8 billion in Elektrim Telekomunikacja (capital and current accounts including capitalized interests). As of December 31, 2004, taking into account the valuation allowances recorded since the end of 2001, the net book value of this investment is €379 million. Movements break down as follows:

		December 31,

	Note	2002	2003	2004

		(In millions of euros)
Elektrim Telekomunikacja shares accounted for using the equity method (49%) (a)
Gross value		1,209	1,209	1,209
Impairment losses		(1,209)	(1,209)	(1,209)

Net value		—	—	—
Loans to Elektrim Telekomunikacja	8.3
Gross value		595	588	622
Provisions		(203)	(243)	(243)

Net value(b)		392	345	379
Total investment in Elektrim Telekomunikacja
Gross value		1,804	1,797	1,831
Provisions		(1,412)	(1,452)	(1,452)

Net value		392	345	379
Elektrim Telekomunikacja shares accounted for using the cost method (2%)(c)	8.1
Gross value				105
Provisions				(105)

Net value				—

(a)	Vivendi Universal investments in Elektrim Telekomunikacja and Carcom.

(1)	In the “Unaudited Supplemental Financial Data” section of this document, for information purposes only, Vivendi Universal provides unaudited supplemental financial data to enable shareholders to assess the impact of the accounting method adopted. This supplemental data presents:

•	the unaudited financial statements of Elektrim Telekomunikacja in condensed format;

•	the unaudited estimated impact of the proportionate consolidation of Elektrim Telekomunikacja.

(b)	Shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal (€309 million, net of valuation allowances as of December 31, 2004) and by VTI (€70 million as of December 31, 2004).

(c)	Pursuant to CRC Rule 04-03, Ymer, a special purpose entity, is fully consolidated by Vivendi Universal with effect from January 1, 2004. Its assets consist of a 2% equity interest in Elektrim Telekomunikacja. Please refer to notes 1.1.2. “Ymer”, 7.3.2 “Accounting for Elektrim Telekomunikacja”, and 8.1 “Investments accounted for using the cost method”.

7.3.4.	Disputes with Deutsche Telekom and Elektrim
      On March 9, 2005, the date on which the Board of Directors met to review Vivendi Universal’s Consolidated Financial Statements for the year ended December 31, 2004, the situation with respect to the dispute with DT and Elektrim was as follows:
      On August 26, 1999, four minority shareholders of PTC transferred about 15% of the share capital of PTC to Elektrim. In October 1999, DT alleged that its pre-emption rights in respect of about 3.12% of the share capital of PTC had been violated, and referred the matter to arbitration in Vienna. On April 9, 2003, the arbitration tribunal issued an award declaring that the transfer was valid and dismissed DT’s claims. On December 19, 2003 the tribunal also ordered DT to reimburse part of Elektrim’s costs in the arbitration.
      In December 2000, DT commenced a new arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.
      In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:

1. The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective, and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2. The said sale did not constitute a material breach of Article 16.1 of the Shareholders Agreement between DT and Elektrim, but such a material breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;

3. The Tribunal dismissed DT’s claim for a declaration that an Economic Impairment on the part of Elektrim existed; and

4. The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration;
      DT withdrew its claim concerning its financial loss.
      On February 2, 2005, the Award was the subject of a writ of exequatur issued by the Warsaw Tribunal (Regional Court — Civil Division) with regard to the first three points described above. On February 22, 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958, caused by this partial exequatur. On February 23, 2005, the Warsaw Public Prosecutor appealed against this decision.
      In the context of proceedings by Elektrim Telekomunikacja concerning ownership of the PTC shares, notified to PTC by Elektrim Telekomunikacja on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division), by an injunction issued on December 30, 2004, received Elektrim Telekomunikacja’s request to prohibit any amendment of the company register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.
      In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw Registry Court an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to the aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court has, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja and PTC, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja and PTC have commenced proceedings in order to rectify the register and filed a complaint before the Warsaw Public Prosecutor.
      Vivendi Universal has brought the matter before the Polish Government to demand compliance with the law and its commitments with regard to the protection and equitable treatment of investors through the agreement between the Government of the Republic of France and the Government of the Republic of Poland to encourage the reciprocal protection of investments signed on February 14, 1989.
      On August 22, 2003, Vivendi Universal and VTI filed a request for arbitration before an arbitration tribunal under the aegis of the London Court of International Arbitration (LCIA), against Elektrim, Elektrim Telekomunikacja and Carcom. This request arose in the context of the Third Amended and Restated Investment Agreement of September 3, 2001 (the Agreement) between Elektrim, Elektrim Telekomunikacja, Carcom, Vivendi Universal and VTI. The purpose of this Agreement was to govern relations between Vivendi Universal and Elektrim within Elektrim Telekomunikacja, to organize the investment of Vivendi Universal and Elektrim Telekomunikacja in PTC, and to anticipate the consequences of the Vienna Award. The initial subject matter of the arbitration concerned the coming into force of certain provisions of this Agreement, but it has since been extended by Elektrim to cover its validity as a whole. Vivendi Universal has also asked the arbitrator to make a decision as to Elektrim’s contractual liability by reason of its breach of the Agreement. Finally, Vivendi Universal has asked the tribunal to issue an injunction against Elektrim to prevent it from taking any steps capable of leading to the recovery of the PTC shares, de facto and in breach of the Agreement. The tribunal fixed March 17, 2005 as the date of the hearing to rule on Vivendi Universal’s request for an injunction.
      On August 27, 2003, Elektrim commenced another arbitration against Elektrim Telekomunikacja, under the aegis of the Court of Arbitration of the Polish Chamber of Commerce. As Elektrim has finally recognized the jurisdiction of the Tribunal under the aegis of the LCIA, this proceeding is at the moment suspended.
      The Polish Office for the Protection of Competition (the Office) had been informed of an increase of Vivendi Universal’s participation of 2% more of the share capital of Elektrim Telekomunikacja and sent Vivendi Universal a request for information on February 5, 2004 in order to establish whether the provisions of the national law dated December 15, 2000 on the protection of competition had or had not been violated due to failure to declare a concentration resulting from the intention of Vivendi Universal to take control of Elektrim Telekomunikacja. By a letter dated February 16, 2004, Vivendi Universal reminded the Office that it held only 49% of Elektrim Telekomunikacja, that this holding was fully in compliance with the provisions of the said law, and that in the event that it intended to acquire control of Elektrim Telekomunikacja it would duly inform the Office in accordance with the law. On July 22, 2004, the Office informed Vivendi Universal that no breach of the Polish competition regulations had been noted.
      On November 23, 2004, the Office required precisions following information appearing in the Vivendi Universal 2004 six-month report for the period of January 1 to June 30, 2004, concerning its methods of consolidation in respect of Ymer. On December 28, 2004, Vivendi Universal responded to the Office that, following the adoption of the Financial Security Law of August 1, 2003, new accounting criteria required it to take Ymer into account for consolidation purposes, notwithstanding the absence of control over that company in the legal sense of the term and particularly with regard to the Polish Commercial and Companies Code.
7.4. Supplemental Financial Information with Respect to Equity Affiliates
      The following aggregate stand-alone information relating to equity affiliates is derived from unaudited data.

	Year Ended December 31, 2004

	NBC		Veolia		Elektrim
	Universal		Environnement(a)		Telekomunikacja	Other	Total

	(In millions of euros)
Revenues	€8,139		€24,673	(b)	€—	€977	€33,789
Operating income (loss)	1,427		1,499	(b)(*)	(26)	37	2,937
Net income	958		55	(b)	153	66	1,232
Shareholders’ equity	17,468		na	*	(671)	363	17,160
Long-term debt	1,837	(c)	na	*	622 (d)	93	2,552
Other non-current liabilities and accrued expenses	3,033		na	*	—	186	3,219
Current liabilities	3,587		na	*	66	338	3,991

Total shareholders’ equity and liabilities	€25,925		€—		€17	€980	€26,922

	Year Ended December 31, 2003

	Veolia		Elektrim
	Environnement(a)		Telekomunikacja	Other	Total

	(In millions of euros)
Revenues	€28,603		€702	€5,588	€34,893
Operating income	1,751	(*)	89	77	1,917
Net income (loss)	(2,055)		(81)	68	(2,068)
Shareholders’ equity	3,575		(108)	1,902	5,369
Long-term debt	12,586		960	2,864	16,410
Other non-current liabilities and accrued expenses	7,469		147 (d)	402	8,018
Current liabilities	15,291	(e)	295	1,649	17,235

Total shareholders’ equity and liabilities	€38,921		€1,294	€6,817	€47,032

(*) Corresponds to EBIT figure published by Veolia Environnement, which does not include restructuring charges.

	Year Ended December 31, 2002

	Veolia		Elektrim
	Environnement(a)		Telekomunikacja		Other	Total

	(In millions of euros)
Revenues	na	*	€749		€6,050	€6,799
Operating income (loss)	na	*	125		(241)	(116)
Net loss	na	*	(1,063)		(891)	(1,954)
Shareholders’ equity	6,330		—	(f)	2,735	9,065
Long-term debt	12,913		1,132	(d)	3,774	17,819
Other non-current liabilities and accrued expenses	7,372		175		621	8,168
Current liabilities	15,403	(e)	428		4,238	20,069

Total shareholders’ equity and liabilities	€42,018		€1,735		€11,368	€55,121

*	na: not applicable (Please refer to footnote(a)).

(a)	Veolia Environnement was accounted for as an equity method investment on December 31, 2002 up to December 9, 2004. This company was previously fully consolidated in Vivendi Universal’s statement of income. Consequently, the year ended December 31, 2004 does not include information from this affiliate’s statement of financial position while the year ended December 31, 2002 does not include information from this affiliate’s statement of income.

(b)	The revenues presented were published by Veolia Environnement in the Bulletin des Annonces Légales Obligatoires (BALO) on February 9, 2005. Operating income and net income were estimated for the period January 1, 2004 to December 9, 2004, when Veolia Environnement was deconsolidated by Vivendi Universal.

(c)	Does not include VUE Class B preferred interests which are classified in minority interests.

(d)	Before elimination of loans to Elektrim Telekomunikacja by Vivendi Universal (€552 million as of December 31, 2004) and Vivendi Telecom International (€70 million as of December 31, 2004). Please refer to note 8.3 “Portfolio investment — other”.

(e)	Including €3,827 million and €3,796 million short-term financial debt as of December 31, 2003 and 2002, respectively.

(f)	After taking into consideration the impairment losses recorded by Vivendi Universal in 2002.
Note 8. Other Investments as of December 31, 2004, 2003 and 2002

		December 31,

	Note	2004	2003	2002

		(In millions of euros)
Investments accounted for using the cost method	8.1	€157	€415	€378
Portfolio investments — securities	8.2	612	1,673	1,899
Portfolio investments — other	8.3	1,680	1,461	1,861

Total other investments		€2,449	€3,549	€4,138

8.1. Investments Accounted for Using the Cost Method

		December 31, 2004

				Valuation		Estimated
	Note	Interest	Gross	Allowance	Net	Fair Value

		(In millions of euros)
Elektrim S.A.(a)		15.04%	€124	€(111)	€13	€13
Elektrim Telekomunikacja	7.3	2.0%	105	(105)	—	na	*
Other		na *	797	(653)	144	na	*

			€1,026	€(869)	€157	na	*

		December 31, 2003

					Valuation		Estimated
	Note	Interest		Gross	Allowance	Net	Fair Value

		(In millions of euros)
Elektrim S.A.(a)		15.04%		€124	€(119)	€5	€5
LBI fund	7.3	na	*	105	(100)	5	na	*
Mauritel(b)	30	14.3%		38	(5)	33	na	*
Other		na	*	864	(492)	372	na	*

				€1,131	€(716)	€415	na	*

	December 31, 2002

			Valuation		Estimated
	Interest	Gross	Allowance	Net	Fair Value

	(In millions of euros)
Elektrim S.A.(a)	10.04%	€96	€(91)	€5	€5
Mauritel	18.9%	42	—	42	na	*
Other	na *	695	(364)	331	na	*

		€833	€(455)	€378	na	*

*	na: not applicable.

(a)	In February 2003, Vivendi Universal increased its stake in Elektrim S.A. to 15.04% after settlement of a share carrying operation concerning 4.99% of this company.

(b)	Entity consolidated since January 1, 2004.

8.2 Portfolio Investments — Securities

		December 31, 2004

			Foreign
			Currency			Gross	Gross	Estimated
			Translation	Valuation	Net	Unrealized	Unrealized	Fair
	Note	Cost	Adjustment	Allowance	Value	Gains	Losses	Value

		(In millions of euros)
DuPont(a)		€853	€(272)	€—	€581	€11	€—	€592
Veolia Environnement(b)	3.2	20	—	—	20	553	—	573
Other		13	(2)	—	11	—	—	11

Total portfolio investments — securities		€886	€(274)	€—	€612	€564	€—	€1,176

	December 31, 2003

		Foreign
		Currency			Gross	Gross	Estimated
		Translation	Valuation	Net	Unrealized	Unrealized	Fair
	Cost	Adjustment	Allowance	Value	Gains	Losses	Value

	(In millions of euros)
DuPont(a)	€853	€(216)	€(31)	€606	€—	€—	€606
InterActiveCorp(c)	1,323	(285)	—	1,038	360	—	1,398
Other	31	(2)	—	29	—	—	29

Total portfolio investments — securities	€2,207	€(503)	€(31)	€1,673	€360	€—	€2,033

	December 31, 2002

		Foreign
		Currency			Gross	Gross	Estimated
		Translation	Valuation	Net	Unrealized	Unrealized	Fair
	Cost	Adjustment	Allowance	Value	Gains	Losses	Value

	(In millions of euros)
DuPont(a)	€853	€(68)	€(173)	€612	€65	€—	€677
InterActiveCorp(c)	1,323	(68)	—	1,255	—	(26)	1,229
Softbank Capital Partners(d)	230	—	(230)	—	—	—	—
Other	33	(1)	—	32	—	—	32

Total portfolio investments — securities	€2,439	€(137)	€(403)	€1,899	€65	€(26)	€1,938

(a)	Represents 16,444,062 shares, with a carrying amount of $794 million. The listed market price of DuPont as of December 31, 2004 was $49.05 per share.

(b)	Following the various transactions which occurred in December 2004, Vivendi Universal’s stake in Veolia Environnement fell to 5.3%, leading to the deconsolidation of Veolia Environnement as of December 9, 2004. The listed market price of Veolia Environnement as of December 31, 2004 was €26.63.

(c)	Represents 18,181,308 shares of common stock, with a carrying amount of $374 million, 13,430,000 Class B shares, with a carrying amount of $276 million, and 25,000,000 common shares acquired from Liberty Media as part of Vivendi Universal’s acquisition of IAC’s entertainment assets in May 2002. These preferred interests were transferred to NBCU in May 2004 (please refer to note 3.1 “NBC-Universal transaction completed on May 11, 2004”).

(d)	Sold in 2003.

8.3. Portfolio Investments — Other

		December 31, 2004

			Valuation
	Note	Gross	Allowance	Net

		(In millions of euros)
Deposits related to the Qualified Technological Equipment operations	1.1	€865	€—	865
Loan to Elektrim Telekomunikacja granted by Vivendi Universal	7.3	552	(243)	309
Loan to Elektrim Telekomunikacja granted by VTI(a)	7.3	70	—	70
Premium related to the derivative transaction on Veolia Environnement shares	3.2	68	—	68
Other(b)		455	(87)	368

Total portfolio investments — other		€2,010	€(330)	€1,680

		December 31, 2003

			Valuation
	Note	Gross	Allowance	Net

		(In millions of euros)
Loan to Elektrim Telekomunikacja granted by Vivendi Universal	7.3	€520	€(243)	€277
Other		1,475	(291)	1,184

Total portfolio investments — other		€1,995	€(534)	€1,461

		December 31, 2002

			Valuation
	Note	Gross	Allowance	Net

		(In millions of euros)
InterActiveCorp warrants(c)		€929	€(454)	€475
Loan to Elektrim Telekomunikacja granted by Vivendi Universal	7.3	525	(203)	322
UGC bonds(d)	7.1	153	(119)	34
Loan to Veolia Environnement(e)	27.1	120	—	120
Other		1,116	(206)	910

Total portfolio investments — other		€2,843	€(982)	€1,861

(a)	This loan was previously recorded in short-term loans receivable for €67 million and €68 million as of December 31, 2003 and 2002, respectively.

(b)	Other portfolio investments with an individual carrying value of less than €60 million.

(c)	These warrants were received in connection with the acquisition of IAC’s entertainment assets in May 2002 and sold back to IAC in 2003.

(d)	These bonds were redeemed in December 2003 in connection with the UGC transactions.

(e)	This loan, granted in connection with the Vinci exchangeable bond issue in 2001, was repaid on September 30, 2003.

Note 9. Accounts Receivable and Other as of December 31, 2004, 2003 and 2002

		December 31,

	Note	2004		2003	2002

		(In millions of euros)
Trade accounts receivable		€6,850	(a)	€9,122	€9,601
Accounts receivable write-offs		(1,854)		(2,285)	(1,492)

Total trade accounts receivable, net		€4,996		€6,837	€8,109
Other		1,549	(a)	1,972	1,783
including tax receivable resulting from 2004 impact of the Consolidated Global Profit Tax System	24.1	464		—	—
including premium on VUE class A and B preferred interests(b)	3.1	—		577	734

Total accounts receivable and other		€6,545		€8,809	€9,892

(a)	Of which €7,683 million is due in 2005.

(b)	Corresponded, on the date of acquisition of IAC’s entertainment assets (May 7, 2002), to the difference between the fair value (calculated using a 7.5% discount rate) and the redemption value of the Class A and B preferred interests. This difference ($756 million), which was similar to a premium, was amortized on a straight-line basis to maturity date (i.e., 2022). These preferred interests were transferred to NBCU in May 2004.
Note 10. Marketable Securities as of December 31, 2004, 2003 and 2002

		December 31, 2004

			Valuation
	Note	Gross	Allowance	Net

		(In millions of euros)
Sogecable(a)		€249	€—	€249
Treasury shares	11.1	13	(4)	9
Unlisted marketable securities(b)		5	—	5

		€267	€(4)	€263

		December 31, 2003

			Valuation
	Note	Gross	Allowance	Net

		(In millions of euros)
Sogecable(a)		€249	€—	€249
Treasury shares	11.1	6	(5)	1
Unlisted marketable securities(b)		9	—	9

		€264	€(5)	€259

		December 31, 2002

			Valuation
	Note	Gross	Allowance	Net

		(In millions of euros)
Treasury shares	11.1	€38	€(12)	€26
Listed marketable securities		10	—	10
LBI Fund	7.3/8.1	104	(66)	38
Unlisted marketable securities(b)		64	(50)	14

		€216	€(128)	€88

(a)	In July 2003, Sogecable made a capital increase subscribed exclusively by a third party. As a consequence, Canal+ Group’s ownership interest in this affiliate decreased from 21.3% to 16.4%. Vivendi Universal ceased to equity account for Sogecable on October 1, 2003. This transaction generated a dilution profit of €71 million.

(b)	Consists principally of shares in investment companies.
Note 11. Shareholders’ Equity as of December 31, 2004, 2003 and 2002
      The number of common shares outstanding was 1,072,624,363 as of December 31, 2004, 1,071,518,691 as of December 31, 2003 and 1,068,558,994 as of December 31, 2002. Each common share, excluding treasury shares, carries one voting right. The common shares may be held in registered or bearer form, at the discretion of the shareholder. The number of voting rights outstanding was 1,072,054,265 as of December 31, 2004, 1,071,438,555, as of December 31, 2003 and 1,067,996,619 as of December 31, 2002.
11.1. Treasury Shares Held by Vivendi Universal and its Subsidiaries

	Number of	% of	Average		Gross
	Treasury	Share	Price per		Carrying		Valuation	Net Carrying
	Shares	Capital	Share		Value		allowance	Value

			(In euros)		(In millions of euros)
At December 31, 2002	562,375	0.05%	€77.9		€43		€(16)	€27
Sales to employees exercising their stock options	(318,932)	—	69.6		(22)		10	(12)
Acquisitions on the market in March 2003	8,681,432	—	13.0		113		—	113
Transfer to former Rondor shareholders in connection with the settlement of the contingent purchase price for Rondor Music	(8,844,289)	—	13.5		(128)		14	(114)
Other, net	7,230	—	na	*	ns	**	(13)	(13)

At December 31, 2003	87,816	0.01%	€68.3		€6		€(5)	€1
Acquisitions on the market	2,797,000	—	21.8		61		—	61
Exercise of Vivendi Universal’s stock options	2,020,516	—	21.3		43		—	43
Sales to employees exercising their stock options	(4,333,765)	—	22.4		(97)		—	(97)
Other, net	(1,469)	—	na	*	ns	**	1	ns **

At December 31, 2004	570,098	0.05%	€22.3		€13		€(4)	€9
of which classified under marketable securities principally hedging stock options granted to employees	567,657				13		(4)	9
of which recorded as a reduction in shareholders’ equity	2,441				ns	**	ns **	ns **

*	na: not applicable.

**	ns: not significant.
11.2. Stripped Shares
      As of December 31, 2004, 5,245,200 stripped shares were deducted from shareholders’ equity compared with 6,402,838 as of December 31, 2003. These shares were split to enable exchange transactions as part of the Sofiée/Vivendi/ Seagram merger in December 2000. Bare ownership was transferred to Seagram Canadian shareholders who elected to acquire their Vivendi Universal stock on a deferred basis. In 2004, 1,157,638 shares were recombined and cancelled. At the same time, the same number of shares was created as a result of the redemption of Vivendi Universal convertible bonds. Because each share that was divided and then recombined was then cancelled, and because, at the same time, the conversion of each equity note (ORA) resulted in the creation of a new share, these transactions had no effect on the number of shares comprising the share capital.
11.3. Goodwill Recorded as a Reduction in Shareholders’ Equity
      Vivendi Universal previously recorded goodwill as a reduction in shareholders’ equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999 and the acquisition of US Filter and an additional investment in Canal+ Group in 1999.
      In accordance with the currently applicable recommendation of the AMF, Vivendi Universal determined goodwill impairment based on total goodwill, including the portion originally recorded as a reduction in shareholders’ equity, net of notional goodwill amortization accumulated since the acquisition. This notional goodwill impairment had no impact on the Consolidated Statement of Income or on shareholders’ equity. In 2003, the notional goodwill impairment loss amounted to €250 million and corresponded exclusively to that recorded by Veolia Environnement. Vivendi Universal’s 20.4% interest in this impairment amounted to €453 million, of which €250 million was recognized as a reduction in the remaining goodwill (recorded as a reduction within shareholders’ equity) and €203 million was recorded as an impairment charge in the 2003 Consolidated Statement of Income.
      After notional straight-line amortization and cumulative notional goodwill impairment losses recognized since 2001 (i.e., €1.9 billion), net goodwill recorded as a reduction in shareholders’ equity is nil since December 31, 2003.
11.4. Potential Dilutive Effect of Outstanding Financial Instruments

		December 31,

	Note	2004	2003	2002

		(In number of shares)
Vivendi Universal convertible 1.25% (OCEANE), fully repaid in cash in January 2004		—	—	18,820,004
Bonds convertible and exchangeable into Vivendi Universal shares (OCEANE) (January 2005)(a)		—	16,654,225	16,654,225
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)(b)	13	78,672,470	78,675,630	78,678,206
Exchangeable bonds issued in connection with the merger of Vivendi and Seagram in respect of Seagram’s former stock subscription plans granted to officers, management and employees		21,866,411	23,389,853	26,675,827
Stock options (subscription plans)		26,505,520	19,193,741	5,518,568

Total potential dilutive effect		127,044,401	137,913,449	146,346,830

(a)	In April 1999, Veolia Environnement, a then wholly-owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of €2,850 million, maturing January 1, 2005. Upon the Veolia Environnement IPO in July 2000, some of the bonds were converted into Veolia Environnement shares. After this date, outstanding bonds were only convertible or exchangeable into Vivendi Universal shares (which may be treasury or newly-issued shares), on the exercise by bondholders of their options, or redeemable in cash at the maturity date. Veolia Environnement redeemed these bonds for cash in January 2005.

(b)	Had bondholders redeemed these bonds as of December 31, 2004, they would have received 72,822,148 shares.

Note 12. Minority Interests in 2004, 2003 and 2002

		December 31,

	Note	2004		2003		2002

		(In millions of euros)
Opening balance		€4,929		€5,497		€10,208
Changes in scope of consolidation		(1,625	)(a)	(622	)(b)	(4,229	)(c)
Minority interests in earnings of consolidated subsidiaries(d)		1,030		1,212		844
Minority interests in the capital gain realized on the divestiture of 80% of VUE	3.1	471		—		—
Dividends paid by consolidated subsidiaries	25.3	(1,849)		(737)		(200)
Foreign currency translation adjustment		36		(443)		(798)
Other changes, net		(33)		22		(328)

Closing balance		€2,959		€4,929		€5,497

(a)	In 2004, mainly includes a €1,492 million reduction related to the divestiture (from an accounting standpoint) of 80% of VUE.

(b)	In 2003, included a €819 million reduction related to the acquisition of BT Group’s 26% interest in SFR (formerly known as Cegetel Groupe S.A.).

(c)	In 2002, included the 5.44% and 1.50% common interests in VUE and the related put options issued to IAC and Barry Diller, respectively, in connection with Vivendi Universal’s acquisition of the entertainment assets of IAC. The values of the put options granted to IAC and Barry Diller were determined by an independent third party valuation firm and amounted to $0 and $75 million respectively.

(d)	Mainly concerns minority interests in SFR Cegetel and Maroc Telecom.
Note 13. Other Equity: Notes Mandatorily Redeemable for New Shares of Vivendi Universal
      In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to bondholders on November 28, 2002 for an amount of €233 million. This interest was capitalized and is amortized until maturity. The bondholders can call for the redemption of the bonds in new shares at any time since May 26, 2003, at the minimum redemption rate of 1 minus (annual rate of interest x outstanding bond term expressed in years). Only new shares can be used for redemption, and were Vivendi Universal to be placed in receivership, bondholders would have the same rights as shareholders. As such, the notes are classified in other equity in accordance with GAAP. As of December 31, 2004, 78,672,470 bonds were outstanding.
Note 14. Provisions as of December 31, 2004, 2003 and 2002
      The following table presents movements in provisions between December 31, 2002 and December 31, 2004:

		Balance at	Balance at				Reversals	Changes in scope	Balance at
		December 31,	December 31,				and changes	of consolidation	December 31,
	Note	2002	2003		Addition	Utilization	in estimate	and other	2004

		(In millions of euros)
Employee benefits		€240	€675	(a)(b)	€86	€(99)	€(35)	€(96)	€531	(a)
Financial provisions(c)		1,519	834		78	(80)	(31)	(40)	761
Litigation	28.5	320	348		123	(89)	(37)	56	401
Restructuring costs	16	57	169		101	(101)	(6)	(19)	144
Warranties and customer care		78	44		8	(10)	(1)	11	52
Other		1,367	224		253	(149)	(82)	101	347

Provisions		€3,581	€2,294		€649	€(528)	€(192)	€13	€2,236

(a)	Employee benefits break down as follows:

		Balances at
		December 31,

	Note	2003	2004

		(In millions of
		euros)
Employee benefit plan	15	€425	€384
Postretirement benefits	15	154	147
Severance costs		59	—
Other		37	—

Employee benefits		€675	€531

(b)	After the reclassification of other employee benefits previously accounted for as “other non-current liabilities and accrued expenses”.

(c)	Financial provisions break down as follows:

		Balance at	Balance at			Reversals	Changes in scope	Balance at
		December 31,	December 31,			and changes	of consolidation	December 31,
	Note	2002	2003	Addition	Utilization	in estimate	and other	2004

		(In millions of euros)
Divestiture of Telepiù	23	€360	€—	€—	€—	€—	€—	€—
Premium paid on call options on treasury shares	22	226	226	—	—	—	—	226
Mark-to-market of interest rate swaps	22	261	204	—	(70)	—	—	134
Redemption premiums on exchangeable bonds	22/28.5	138	67	22	—	—	—	89
Put option on interest in Cegetel S.A.S. granted to SNCF	22/28.3	—	85	35	—	—	—	120
Put options on treasury shares	22	104	—	—	—	—	—	—
LineInvest total return swap	22	97	—	—	—	—	—	—
Other		333	252	21	(10)	(31)	(40)	192

Financial provisions		€1,519	€834	€78	€(80)	€(31)	€(40)	€761

Note 15. Employee Benefit Plans as of December 31, 2004, 2003 and 2002
      In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other post-retirement benefits to eligible employees.
      The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31, 2004, 2003 and 2002 were:

	Pension Benefits			Postretirement Benefits

	2004	2003	2002	2004	2003	2002

Discount rate	5.1%	5.4%	5.7%	5.3%	5.6%	6.0%
Expected return on plan assets	6.4%	6.5%	7.2%	na *	na *	na *
Rate of compensation increase	3.8%	3.6%	3.5%	3.6%	3.7%	3.7%
Expected residual active life (in years)	12.9	13.5	12.5	11.7	6.7	16.1

*	na: not applicable.
     Expected long-term rates of return on plan assets have been determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. Vivendi Universal mainly has plan assets in the US, the UK, and Canada. In these three countries, the expected long-term rates of return for plan assets were, respectively, 7.5% as of

December 31, 2004, 8% as of December 31, 2003 and 9% as of December 31, 2002 for the US plans; 6% as of December 31, 2004, 6% as of December 31, 2003 and 6.25% as of December 31, 2002 for the UK plans, and 4% as of December 31, 2004, 4.3% as of December 31, 2003 and 5% as of December 31, 2002 for the Canadian plans.
      For post-retirement benefit measurement purposes, Vivendi Universal assumed a slow-down in growth in the per capita cost of covered health care benefits (the health care cost annual trend rate) from 11% in the pre-age 65 and post-age 65 categories in 2004, down to 4.5% in the pre-age 65 and post-age 65 categories by 2012. In 2004, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by €14 million and the pre-tax expense by less than €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by €12 million and the pre-tax expense by less than €1 million.
      Investment policy ranges for each major plan asset category are as follows:

	Minimum	Maximum

Equity	30%	57%
Property	0%	1%
Fixed Interest	44%	56%
Cash	6%	7%
      Vivendi Universal’s pension plan asset mix by asset category for the years ended December 31, 2004, 2003 and 2002 was as follows:

	December 31,

	2004	2003	2002

Equity	46.4%	38.5%	39.1%
Property	0.3%	0.4%	0.3%
Fixed Interest	47.0%	54.6%	57.0%
Cash	6.3%	6.5%	3.6%

Total	100.0%	100.0%	100.0%

      Equity and fixed interest bonds held by certain pension plans in Canada were converted into cash in anticipation of the purchase of annuities. This resulted in an increase in cash holdings from 2002.
      Moreover, during 2004, pension fund contributions and benefit payments to retirees by Vivendi Universal totaled €131 million in respect of pensions and €16 million in respect of postretirement benefits. In 2005, these amounts are expected to be €99 million for pension plans and €16 million for postretirement benefits.
      The following table presents the estimated future benefit payments that will be met by the pension funds or by Vivendi Universal:

	Pension	Postretirement
	Benefits	Benefits

	(In millions of euros)
2005	€109	€16
2006	85	16
2007	82	16
2008	82	15
2009	76	15
2010-2014	369	70
      Retirement costs of multi-employer plans in France consist of defined contributions determined in accordance with French law. Defined contributions for the French businesses totaled €64 million in 2004, compared to €66 million in 2003, and €73 million in 2002 (excluding Veolia Environnement) and were expensed during the year in which they were incurred. The 2003 change in French legislation relating to retirement benefits was accounted for as a plan amendment in respect of indemnities payable on retirement.
      The measurement date used for determining the information included in the pension disclosure is December 31 of the fiscal year. The following tables present changes in benefit obligations, fair value of plan assets and funded status for the years ended December 31, 2004, 2003 and 2002:

				Postretirement
	Pension Benefits			Benefits

	2004	2003	2002	2004	2003	2002

	(In millions of euros)
Change in benefit obligation
Benefit obligation at beginning of the year	€1,439	€1,580	€2,712	€206	€219	€274
Service cost	27	45	54	1	—	2
Interest cost	72	80	109	11	12	17
Plan participants’ contributions	1	2	2	—	—	—
Business combinations	—	—	19	9	—	—
Divestitures	—	(47)	(1,088)	—	—	(65)
Curtailments	(22)	(8)	(2)	—	—	—
Settlements	(126)	(8)	(118)	—	—	—
Transfers	2	27	54	—	4	—
Plan amendments	1	(12)	64	—	(3)	—
Actuarial loss, net	58	62	109	8	28	38
Benefits paid	(132)	(114)	(139)	(16)	(17)	(16)
Special termination benefits	11	—	4	—	—	—
Other (foreign currency translation adjustments)	(55)	(168)	(200)	(18)	(37)	(31)

Benefit obligation at the end of the year	€1,276	€1,439	€1,580	€201	€206	€219

Change in fair value of plan assets
Fair value of plan assets at the beginning of the year	€769	€808	€2,049	€—	€—	€—
Actual return on plan assets	52	84	(85)	—	—	—
Employers’ contributions	131	71	96	16	18	16
Plan participants’ contributions	1	2	2	—	—	—
Business combinations	—	—	14	—	—	—
Divestitures	—	(25)	(980)	—	—	—
Settlements	(107)	(8)	(118)	—	—	—
Transfers	1	22	75	—	—	—
Benefits paid	(132)	(114)	(138)	(16)	(18)	(16)
Other (foreign currency translation adjustments)	(30)	(71)	(107)	—	—	—

Fair value of plan assets at the end of the year	€685	€769	€808	€—	€—	€—

Funded status
Underfunded obligation (fair value of the invested funds)	€(591)	€(670)	€(772)	€(201)	€(206)	€(219)
Unrecognized actuarial (gain) loss	324	356	424	55	54	54
Unrecognized prior service benefit	25	27	39	(1)	(2)	(4)
Impacts of transition obligation, prior service costs and actuarial gains recognized with a different timing under local regulations and others	—	—	(1)	—	—	—

Net accrued liability	€(242)	€(287)	€(310)	€(147)	€(154)	€(169)

				Postretirement
	Pension Benefits			Benefits

	2004	2003	2002	2004	2003	2002

	(In millions of euros)
Reconciliation to consolidated statement of financial position (gross impact)
Assets	€142	€138	€166	€—	€—	€—
Liabilities	(384)	(425)	(476)	(147)	(154)	(169)

	€(242)	€(287)	€(310)	€(147)	€(154)	€(169)

      The benefit obligation and the fair value of plan assets at year end by geographic area are as follows:

				Postretirement
	Pension Benefits			Benefits

	December 31,

	2004	2003	2002	2004	2003	2002

	(In millions of euros)
Benefit obligation
US companies	€567	€665	€826	€183	€189	€201
French companies	62	60	79	—	—	—
Other	647	€714	675	18	17	18

	€1,276	€1,439	€1,580	€201	€206	€219

Fair value of plan assets
US companies	€292	€301	€369	€—	€—	€—
French companies	32	23	25	—	—	—
Other	361	445	414	—	—	—

	€685	€769	€808	€—	€—	€—

      The total accumulated benefit obligation was €1,214 million and €1,356 million as of December 31, 2004 and 2003, respectively. Certain pension plans, in line with local laws and local practice, are not covered by pension funds. The accumulated benefit obligation for these plans is €341 million as of December 31, 2004. They principally comprise supplementary pension plans in the US and pension plans in Germany. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans where accumulated benefit obligations exceed plan assets are shown in detail in the table below:

	December 31,

	2004	2003	2002

	(In millions of euros)
US companies
Accumulated benefit obligation	€566	€644	€799
Projected benefit obligation	567	664	825
Plan assets at fair value	292	300	368
UK companies
Accumulated benefit obligation	299	272	310
Projected benefit obligation	303	276	336
Plan assets at fair value	218	197	243
French companies
Accumulated benefit obligation	34	38	56
Projected benefit obligation	43	47	69
Plan assets at fair value	11	4	10

	December 31,

	2004	2003	2002

	(In millions of euros)
Other companies
Accumulated benefit obligation	188	230	218
Projected benefit obligation	196	245	232
Plan assets at fair value	1	53	39
Total
Accumulated benefit obligation	€1,087	€1,184	€1,383
Projected benefit obligation	€1,109	€1,232	€1,462
Plan assets at fair value	€522	€554	€660
      The annual cost of employee benefit plans was €120 million, €117 million and €198 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Vivendi Universal maintains three funded plans in France which are invested through insurance companies. The allocation of assets by category of the various plans is shown below:

	Equity	Property	Fixed Interest	Cash	Total

Corporate Supplementary Plan	10.0%	3.0%	71.8%	15.2%	100.0%
SFR Supplementary Plan	4.8%	3.9%	91.3%	0.0%	100.0%
Canal+ Group IDR* Plan	14.5%	12.0%	73.5%	0.0%	100.0%

*	IDR (Indemnité de départ en retraite): Indemnities payable on retirement.
     The asset allocation remains fairly stable over time and the current asset allocation can be regarded as the target asset allocation. The accumulated benefit obligations for pension plans in France were €45 million, €47 million and €62 million as of December 31, 2004, 2003 and 2002, respectively. The weighted average assumptions used by Vivendi Universal as of December 31, 2004 were based on a discount rate of 4.5%, an expected return on assets of 5% and an annual compensation increase of 3.3%. Contributions to these plans in 2005 are estimated at €5.8 million.

Note 16.	Restructuring Costs as of December 31, 2004, 2003 and 2002
      As of December 31, 2004, restructuring costs including employee termination reserves reported in the Consolidated Statement of Financial Position was €158 million and comprised €144 million in provisions and €14 million accrued for exit activities relating to the Seagram acquisition recorded in “Other non-current liabilities and accrued expenses.”

		Universal	Vivendi					Vivendi	Total
	Canal+	Music	Universal	SFR	Maroc	Holding &	Non Core	Universal	Vivendi
	Group	Group	Games	Cegetel	Telecom	Corporate	Operations	Entertainment	Universal

	(In millions of euros)
Employee termination reserves
Balance at December 31, 2002	€—	€—	€3	€—	€—	€—	€23	€—	€26
Changes in scope of consolidation and purchase accounting adjustments	—	—	(6)	—	—	—	(1)	—	(7)
Additions	32	—	16	—	2	—	27	—	77
Utilization	—	—	(2)	—	—	—	(16)	—	(18)
Reversals	—	—	—	—	—	—	(10)	—	(10)

Balance at December 31, 2003	€32	€—	€11	€—	€2	€—	€23	€—	€68
Changes in scope of consolidation and purchase accounting adjustments	(2)	—	(1)	—	(2)	—	(23)	—	(28)
Additions	3	—	23	—	—	—	—	—	26
Utilization	(20)	—	(18)	—	—	—	—	—	(38)
Reversals	(6)	—	—	—	—	—	—	—	(6)

Balance at December 31, 2004	€7	€—	€15	€—	€—	€—	€—	€—	€22

Other restructuring reserves
Balance at December 31, 2002	€13	€—	€—	€—	€—	€56	€18	€—	€87
Changes in scope of consolidation and purchase accounting adjustments	4	—	4	—	—	—	—	—	8
Additions	—	80	—	—	—	5	22	—	107
Utilization	(4)	(8)	(3)	—	—	(15)	(10)	—	(40)
Reversals	(7)	(5)	—	—	—	(25)	(8)	—	(45)

Balance at December 31, 2003	€6	€67	€1	€—	€—	€21	€22	€—	€117
Changes in scope of consolidation and purchase accounting adjustments	(1)	(2)	(4)	—	—	31	(17)	—	7
Additions	1	29	12	8	14	6	5	—	75
Utilization	(3)	(54)	(2)	—	—	—	(4)	—	(63)
Reversals	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	€3	€40	€7	€8	€14	€58	€6	€—	€136

Total restructuring reserves
Balance at December 31, 2004	€10	€40	€22	€8	€14	€58	€6	€—	€158

Seagram Acquisition
      In connection with the Seagram acquisition, Vivendi Universal’s management undertook a formal exit plan that was communicated to employees at the time the merger transactions were consummated. The €400 million accrual for exit activities consisted principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. Reserves of €193 million, established at UMG and VUE, were utilized in 2001 and 2002. At the holding level, employee termination reserves of €118 million (completely utilized in 2001 and 2002) and other restructuring reserves of €86 million (of which €30 million was utilized as of December 31, 2002) were established. As of December 31, 2004, the remaining restructuring reserves amounted to €14 million.

Canal+ Group
      As of December 31, 2002, restructuring reserves primarily comprised the remaining reserves established at the beginning of 2002, following the purchase of the Wizja TV platform from UPC, which led to the full consolidation of TKP, previously equity accounted. These reserves can be broken down as follows: closure of the British subsidiary (€3 million), replacement of subscriber cards and implementation of new software in Wizja decoders enabling them to use a single encryption system (€2 million), office down-sizing (€2 million)

and secure encryption systems and implementation of software for interactive services (€2 million). In 2003, employee termination reserves of €32 million were established as part of corporate restructuring programs which primarily concerned Canal+ S.A., Canal+ Group, StudioCanal and StudioExpand. Other restructuring costs of €6 million related to the divestiture of international channels. Implementation of the restructuring plan initiated in 2003 continued throughout 2004. As of December 31, 2004, residual restructuring reserves amounted to €10 million.

Universal Music Group
      In 2003, UMG initiated a cost reduction program to cope with the decline in the music market. The associated restructuring costs amounted to €67 million and €43 million in 2003 and 2004, respectively.

Vivendi Universal Games
      As of December 31, 2002, the remaining reserves for restructuring initiated in 2001 amounted to €3 million and were utilized in 2003. As of December 31, 2003, employee termination reserves of €11 million related to restructuring plans launched during the financial year. Other restructuring costs of €1 million related to old allocations for rented premises and impairment of abandoned facilities. In January 2004, a new management team was put in place to implement a turnaround plan. Restructuring expenses for 2004 mainly related to the cost of a 45% reduction in staffing levels in North America and Europe.

SFR Cegetel
      The restructuring reserves recorded as of December 31, 2004 concerned the reorganization of Cegetel’s Network and Service Department.

Maroc Telecom
      The restructuring reserves recorded as of December 31, 2004 concerned the voluntary departure plan adopted by the Maroc Telecom management board and agreed with trade union representatives.

Non core operations
      The restructuring reserves mainly related to Internet operations. As of December 31, 2002, they concerned the strategic refocusing of these operations implemented mid-2002 by Vivendi Universal. They mainly related to the closure of Scoot in Europe, including the risk of closure of its different subsidiaries; the closure of GetMusic in the US, as well as long-term liabilities relating to lease agreements and the downsizing of Vivendi Universal Net USA. As of December 31, 2003, employee termination reserves of €23 million related to termination plans implemented in Europe (mainly E-Brands, CanalNumédia, Allociné) and litigation issues (Scoot and CanalNumédia). Other restructuring costs totaling €16 million related to site closures in the US (Ad2one, Atviso) and Europe (VUNet), as well as to US copyright issues. Internet operations were abandoned as of January 1, 2004.
Note 17. Financial Net Debt as of December 31, 2004, 2003 and 2002
      Vivendi Universal considers the non-GAAP measure, financial net debt, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term debt, bank overdrafts and short-term borrowings (corresponding to the financial gross debt), less cash and cash equivalents; in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal management uses financial net debt for reporting and planning purposes, as well as to comply with certain Vivendi Universal debt covenants.

17.1. Financial Net Debt as of December 31, 2004

	December 31, 2004

			Bank Overdrafts and Other
			Short-Term Borrowings

			Current
			Portion of	Other		Total
	Long-Term		Long-Term	Short-Term		Short-Term
	Debt		Debt	Debt		Debt		Total

	(In millions of euros)
Promissory note to USI(a)	€573		€—	€2		€2		€575
SFR securitization program(b)	—		—	487		487		487
Capital leases(c)	440		—	—		—		440

Total secured debt(d)	€1,013		€—	€489		€489		€1,502

SFR €1.2 billion revolving credit facility (July 2009)(e)	350		—	—		—		350
SFR Treasury Bills	—		—	325		325		325
Other	213	(f)	3	402		405		618

Total unsecured subsidiaries’ debt	€563		€3	€727		€730	(l)	€1,293

€700 million floating notes (July 2007)(g)	700		—	—		—		700
Senior notes 9.25% — 9.5% (2010)(h)	38		—	1	(i)	1		39
Senior notes 6.25% (2008)(h)	356		—	10	(i)	10		366
Vinci exchangeable 1% (March 2006)(j)	527		—	4	(i)	4		531
Sogecable exchangeable 1.75% (October 2008)(k)	605		—	2	(i)	2		607
Treasury Bills	—		—	274		274	(l)	274
Other	747	(f)	180	54		234	(l)	981

Total other unsecured debt	€2,973		€180	€345		€525		€3,498

Financial gross debt	€4,549		€183	€1,561		€1,744		€6,293

Cash and cash equivalents								(3,158)

Financial net debt								€3,135

(a)	Vivendi Universal issued a promissory note to USI, subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU for the defeasance of covenants of the VUE Class A preferred interests. The note is collateralized by a pledge on Vivendi Universal’s NBCU shares in an amount equal to 125% of the value of the promissory note, which expires in May 2007 at the latest. This note was repaid, at no penalty, on January 28, 2005 after the issuance of €600 million of bonds with a 7-year maturity (i.e., maturing in February 2012), with a coupon rate of 3.875%. The bonds were sold at a discount that will provide an overall yield of 3.905% for investors. The pledge related to the promissory note was therefore released.

(b)	On May 11, 2004, SFR Cegetel set up two five-year receivable securitization contracts with a financial institution for an amount of €350 million for SFR and SRR and of €55 million for Cegetel S.A.S., net of subordinated deposits (cash collaterals) set up as guarantees. On December 31, 2004, the total amount of deposits made by SFR and Cegetel S.A.S. was €87 million. The financings bear interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization vehicle or to EURIBOR, plus the fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

(c)	Finance lease agreements that may include a purchase option in favor of the lessee (French “crédit bail” contracts), also include various rental guarantees relating to real estate defeasance transactions. The increase in this line compared with December 31, 2003 is related to the application of CRC Rule 04-03 issued on May 4, 2004: since January 1, 2004, Vivendi Universal fully consolidates Special Purpose Entities used for the defeasance of certain real estate assets. This consolidation resulted in an increase in long term debt of €326 million as of December 31, 2004. Please refer to note 1.1 “New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities”. The items consolidated primarily include the tower located in La Défense sold to Philip Morris Capital Corporation (PMCC) in 1998 and leased back to Vivendi Universal under a very long-term lease. The related debt amounted to €77 million as of December 31, 2004. The legal documentation provides PMCC with the ability to accelerate the lease if Vivendi Universal sells all or substantially all of its assets in the energy and water sector. In a letter dated

November 18, 2003, PMCC advised Vivendi Universal that, pursuant to this clause, it was studying the impact of the sale by Vivendi Universal of 50% of its stake in Veolia Environnement in December 2002 and the grant of call options by Vivendi Universal covering its remaining stake in Veolia Environnement.

(d)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(e)	On July 15, 2004, SFR set up a revolving credit facility with a five-year maturity for a total amount of €1.2 billion. The facility bears interest at EURIBOR 1 month + 0.24%.

(f)	Comprised of numerous individual items (bonds of €617 million and other financial long-term debt of €343 million) for a total of €683 million in fixed rate debt with interest rates ranging from 0% to 8.67%, maturing from 2006 to 2040, and €277 million in floating rate debt with interest rates ranging from EURIBOR 3 months -0.27% to EURIBOR 3 months +0.60%, maturing from 2006 to 2009.

(g)	On July 12, 2004, Vivendi Universal issued €700 million floating rate notes due in July 2007 at an issue price of 99.854%. The notes bear interest at EURIBOR 3 month plus a margin of 0.55%. Interest is payable annually in arrears on July 12 of each year. Unless previously redeemed or purchased and cancelled, the notes will be redeemed on maturity in cash at their principal amount (€1,000 per bond). The notes, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(h)	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion in aggregate principal amount of the euro-denominated 9.50% Senior Notes (High Yield Notes), the dollar-denominated 9.25% Senior Notes and the 6.25% Senior Notes denominated in euros and US dollars. This offer was subsequently amended, and its size was increased to €2.4 billion in aggregate cash consideration. On June 29, 2004, it terminated with a tender rate of 96.4% for the 9.50% and 9.25% Senior Notes and a tender rate of 72.0% for the 6.25% Senior Notes, for an aggregate cash consideration of approximately €2.3 billion (including accrued interest and the premium paid to bondholders). The remaining bonds were redeemed on January 21, 2005, following the note sent by Vivendi Universal to bondholders in December 2004, for an aggregate consideration of €409 million (including accrued interest and the premium paid to bondholders).

(i)	Corresponds to accrued interest.

(j)	In March 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of €527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and mature on March 1, 2006. The issue price was €77.35. On August 11, 2003, the redemption price of the bonds was increased from €88.81 to €93.25, in return for which, the bondholders fully relinquished their right to exercise their early redemption option on March 1, 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Vivendi Universal purchased Vinci share call options in order to be able to present Vinci shares on maturity of the bonds maturity, if necessary (please refer to note 28.7 “Financial instruments as of December 31, 2004, 2003 and 2002”).

(k)	On October 30, 2003, Vivendi Universal issued €605 million of 1.75% exchangeable bonds due 2008 and exchangeable for ordinary shares of Sogecable S.A. (a limited liability company incorporated under the laws of the Kingdom of Spain, whose shares are listed on the Madrid Stock Exchange). Interest is payable annually in arrears on October 30 of each year, commencing on October 30, 2004. Each bond is exchangeable at the holders’ discretion at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary shares of Sogecable S.A. at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares. Vivendi Universal is entitled, at any time on or after October 30, 2006, at its discretion, to redeem in cash all, but not less than all, of the outstanding bonds, if on 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Madrid Stock Exchange and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption. In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time. Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date at their principal amount. The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions. At the time of issuance, Vivendi Universal committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as bookrunner for the bond issue, this number to be reduced by the number of bonds redeemed following the exercise by any bondholder of their exchange rights and, from October 1, 2004, by the number of shares, if any, sold by Vivendi Universal, subject to a minimum threshold of 5 million Sogecable shares which are committed to remain available to the financial institution.

(l)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €798 million is fixed rate debt with interest rates ranging from 0% to 9%, and €440 million is floating rate debt, with interest rates ranging from EURIBOR 3 months +0.16% to EURIBOR 1 month +0.60%.

17.2.	Financial Net Debt as of December 31, 2003

	December 31, 2003

			Bank Overdrafts and Other
			Short-Term Borrowings

			Current
			Portion of	Other		Total
	Long-Term		Long-Term	Short-Term		Short-Term
	Debt		Debt	Debt		Debt		Total

	(In millions of euros)
€3 billion multicurrency revolving credit facility(a)	€—		€—	€992		€992		€992
€2.5 billion dual currency facility(a)	1,000		—	—		—		1,000
VUE securitization program(b)	602		—	—		—		602
VUE — $920 million loan agreement(b)	739		—	—		—		739
Capital leases	196		—	—		—		196
Other secured debt	194	(c)	—	2		2		196

Total secured debt(d)	€2,731		€—	€994		€994		€3,725

VUE Class A and B preferred interests(b)(e)	2,097		—	—		—		2,097
Other	360	(c)	624	520		1,144		1,504

Total unsecured subsidiaries’ debt	€2,457		€624	€520		€1,144		€3,601

Senior notes 9.25% — 9.5% (2010)	1,076		—	41	(h)	41		1,117
Senior notes 6.25% (2008)	1,283		—	48	(h)	48		1,331
Veolia Environnement exchangeable 2% (March 2006)(f)	28		—	—		—		28
Vivendi Universal convertible 1.25% (OCEANE — January 2004)(g)	—		1,699	21	(h)	1,720		1,720
Vinci exchangeable 1% (March 2006)	527		—	4	(h)	4		531
Sogecable exchangeable 1.75% (October 2008)	605		—	2	(h)	2		607
Other	914	(c)	748	101		849		1,763

Total other unsecured debt	€4,433		€2,447	€217		€2,664		€7,097

Financial gross debt	€9,621		€3,071	€1,731		€4,802	(i)	€14,423

Cash and cash equivalents								(2,858)

Financial net debt								€11,565

(a)	Facilities reimbursed and terminated on May 11, 2004.

(b)	Debt deconsolidated on May 11, 2004, following the closing of the NBC-Universal transaction that resulted in the divestiture (from an accounting standpoint) of 80% of Vivendi Universal’s interests in VUE.

(c)	Comprised of numerous individual items (bonds of €742 million and other financial long-term debt of €726 million) for a total of €809 million in fixed rate debt with interest rates ranging from 0% to 9.25%, maturing from 2005 to 2040, and €659 million in floating rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(d)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(e)	In May 2002, Vivendi Universal acquired the entertainment assets of IAC. Following this transaction, IAC received VUE Class A and Class B preferred interests, the liquidation amount of which was $750 million and $1.75 billion, respectively, (the latter being exchangeable for up to 56.6 million IAC shares, via put and call options agreed between Vivendi Universal and IAC). These preferred interests have the following characteristics:

—	Class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year; maturity on the 20th anniversary of the closing (i.e., May 2022).

—	Class B preferred interests: dividends at 3.6% per annum and PIK accretion at 1.4% per annum; exchangeable on Vivendi Universal’s or IAC’s initiative after 20 years.

These preferred interests were transferred to NBCU in May 2004 (please refer to note 3.1 “NBC-Universal transaction completed on May 11, 2004”).

(f)	Following the exercise of a put option by investors in March 2003, Vivendi Universal redeemed most of these bonds exchangeable for Veolia Environnement shares at a total cost of €1.8 billion.

(g)	As of December 31, 2003, 6,023,946 bonds were outstanding. They were fully repaid in cash in January 2004.

(h)	Corresponds to accrued interest.

(i)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €3,424 million is fixed rate debt with interest rates ranging from 0% to 9% and €1,378 million is floating rate debt with interest rates ranging from EURIBOR 3 months -0.3% to LIBOR USD 1 year +8%.

17.3.	Financial Net Debt as of December 31, 2002

	December 31, 2002

			Bank Overdrafts and Other
			Short-Term Borrowings

			Current
			Portion of	Other		Total
	Long-Term		Long-Term	Short-Term		Short-Term
	Debt		Debt	Debt		Debt		Total

	(In millions of euros)
€3 billion multicurrency revolving credit facility	€—		€—	€3,074		€3,074		€3,074
VUE — $1.62 billion loan	—		—	1,573		1,573		1,573
Capital leases	274		—	—		—		274
Other secured debt	507	(a)	20	1,645	(b)	1,665		2,172

Total secured debt(c)	€781		€20	€6,292		€6,312		€7,093

VUE Class A and B preferred interests	2,507		—	—		—		2,507
Other	1,355	(a)	120	651		771		2,126

Total unsecured subsidiaries’ debt	€3,862		€120	€651		€771		€4,633

Veolia Environnement exchangeable 2% (March 2006)	1,809		—	30		30		1,839
Vivendi Universal convertible 1.25% (OCEANE — January 2004)	1,699		—	21		21		1,720
Vinci exchangeable 1% (March 2006)	527		—	4		4		531
BSkyB exchangeable 1% (July 2003)	—		1,440	7		1,447		1,447
Other	1,777	(a)	416	176		592		2,369

Total other unsecured debt	€5,812		€1,856	€238		€2,094		€7,906

Financial gross debt	€10,455		€1,996	€7,181		€9,177	(d)	€19,632

Cash and cash equivalents								(7,295)

Financial net debt								€12,337

(a)	Comprised of numerous individual items, for a total of €2,407 million in fixed rate debt with interest rates ranging from 0% to 15%, maturing from 2004 to 2040, and €1,232 million in floating rate debt with interest rates ranging from LIBOR GBP -0.58% to EURIBOR +3%, maturing from 2004 to 2012.

(b)	Including various revolving credit facilities totaling €850 million, Société Générale’s €215 million and €275 million revolving credit facilities and CDC IXIS’s €200 million revolving credit facility.

(c)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets, and/or (ii) guarantees provided by the borrower and/or its guarantors.

(d)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €1,501 million is fixed rate debt with interest rates ranging from 1% to 6.5%, and €7,676 million is floating rate debt with interest rates ranging from EURIBOR +0% to LIBOR USD +5%.
17.4. Supplemental Information Regarding Long-Term Debt

	December 31,

	2004		2003		2002

	(In millions of euros)
Total long-term debt detailed by:
Currency:
EUR	€3,731		€4,262		€7,146
USD	810		5,154		2,933
GBP	—		205		288
Other	8		—		88

Total	€4,549		€9,621		€10,455

Maturity:
Due between one and two years	€957		€473		€2,878
Due between two and four years	2,497	}		}
		}	5,800	}	4,013
		}		}
Due between four and five years	639	}		}
Due after five years	456		3,348		3,564

Total	€4,549		€9,621		€10,455

Nature of interest rate:
Fixed interest rate	€2,595		€6,866		€8,925
Floating interest rate	1,954		2,755		1,530

Total	€4,549		€9,621		€10,455

Note 18. Other Non-Current Liabilities and Accrued Expenses as of December 31, 2004, 2003 and 2002

		December 31,

	Note	2004		2003	2002

		(In millions of euros)
Sports rights		€2,134	(a)	€695	€1,065
Advance lease payments in respect of Qualified Technological Equipment operations	1.1	865		—	—
Net cost of dividends on the VUE Class B preferred interests	3.1	244	(b)	—	—
Royalties payable, participations and commitments		286	(c)(*)	1,101	1,386
Accrued compensation and other benefits		—		23	184
Accrual for exit activities related to the acquisition of Seagram		14		16	56
Contingent price adjustment towards Rondor’s previous shareholders		—		—	223
Other		283		572	980

Total other non-current liabilities and accrued expenses		€3,826		€2,407	€3,894

(*)	The reduction in royalties payable as of December 31, 2004 primarily results from the deconsolidation of VUE on May 11, 2004.

(a)	Mainly includes broadcasting rights obtained by Canal+ in December 2004 to the French National Football League 1 for €1,800 million.

(b)	Corresponds to the net present value of after tax dividends of 3.6% per annum which will be paid to IAC.

(c)	In 2004, includes €64 million for the reversal of excess provisions recorded in 2000 as part of the UMG purchase price adjustment. This provision reversal, recorded in operating income, does not impact net income as it is offset by an exceptional goodwill amortization.
Note 19. Accounts Payable as of December 31, 2004, 2003 and 2002

	December 31,

	2004		2003	2002

	(In millions of euros)
Trade accounts payable and other	€9,202		€11,335	€11,955
Social costs payable	845		926	1,318

Total accounts payable	€10,047	(a)	€12,261	€13,273

(a)	Including €7,866 million payable in 2005.

Note 20. Operating Income for the Years Ended December 31, 2004, 2003 and 2002
20.1. Breakdown of Revenues and Costs of Revenues

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros)
Product sales, net	€7,779	€11,721	€19,333
Service revenues	12,758	12,933	38,773 (a)
Other revenues	891	828	44

Total revenues	€21,428	€25,482	€58,150

Cost of products sold	(5,079)	(7,793)	(12,750)
Cost of service revenues	(6,228)	(7,126)	(27,788)
Expenses applicable to other revenues	(326)	(349)	(36)

Total cost of revenues	€(11,633)	€(15,268)	€(40,574)

(a)	In 2002, included excise taxes and contributions collected by Veolia Environnement on behalf of local authorities in an amount of €1,675 million.
20.2. Research and Development Costs
      Vivendi Universal’s total research and development costs were €196 million, €170 million and €117 million in 2004, 2003 and 2002, respectively.
20.3. Personnel Costs and Numbers of Employees
      Vivendi Universal personnel costs, including employee profit sharing, were €2,023 million (excluding VUE, deconsolidated on May 11, 2004, which personnel costs were €529 million in 2003), €2,767 million and €12,147 million in 2004, 2003 and 2002, respectively.
      In 2004, Vivendi Universal had an average of 39,181 employees (excluding VUE, deconsolidated on May 11, 2004) versus 49,617 employees in 2003 and 334,574 employees in 2002 (of which 257,129 were Veolia Environnement employees, including 50,818 employees of companies consolidated using the proportionate method) (unaudited data).
Note 21. Compensation for Executive Officers, Senior Executives and Directors in 2004
      In accordance with CRC Rule 99-02 (paragraph 425), Vivendi Universal provides the amount of the remuneration allocated in 2004 to the members of its managerial bodies.
21.1. Compensation of Executive Officers
      The Board of Directors sets the compensation of the company officers and executive management based on a proposal from the Human Resources Committee. Compensation consists of a fixed and variable portion. The variable portion was determined by the Board of Directors on March 16, 2004, using the following criteria: (a) the company’s improved financial performance (64%) with a target adjusted net income of €600 million, excluding the impact of the Consolidated Global Profit Tax System (32%), and an operating cash flow objective of €2.88 billion (32%), and (b) achievement of the company’s priority objectives (36%) including the clarification of strategic stakes, as they were identified by the Board of Directors in its meeting of December 9, 2003 (6%); closing of the NBC-Universal transaction and optimization of the relationship with IAC (6%); reorganization of UMG (6%); reorganization of VUG (6%); implementation of main remaining sales (6%) and optimization of the group’s tax situation and financial expenses (6%).

21.2. Compensation of Chairman and Chief Executive Officer
      Based on a proposal from the Human Resources Committee, the Board of Directors on March 16, 2004 set the following guiding principles (which have remained unchanged since 2003) for the compensation of the Chairman and Chief Executive Officer for 2004: gross annual fixed salary of €1 million; target bonus of 150% (maximum of 250%); and 800,000 stock options with no discount, for which the per unit benefit on the date of the granting is calculated at €4.78(1). For retirement, the CEO receives 2.5% of the target compensation per year of service as Chairman and CEO, with the possibility of cash withdrawals.
      In 2004, Jean-René Fourtou, Chairman and CEO, received gross compensation in the amount of €3,449,563 from Vivendi Universal. The compensation payments in 2004 and 2003 are set forth hereunder:

	2004		2003
	compensation		compensation

	(In euros)
Fixed salary	€1,000,008		€1,000,008
2003 bonuses paid in 2004	2,425,000		—
2002 2nd half bonus paid in 2003	—		1,250,000
Fringe benefits and miscellaneous	24,555	(a)	6,212

Total	€3,449,563		€2,256,220

(a)	In 2004, this amount includes employer retirement and contingency fund contributions exceeding the legal deductible threshold (which are included back into taxable income) and a company car.
     Jean-René Fourtou currently holds 400,000 Vivendi Universal shares including 128,622 as usufruct. He waived directors’ fees for his position as Chairman and CEO of Vivendi Universal and for the duties he performed on behalf of Vivendi Universal’s controlled subsidiaries as this term is defined in Article L. 233-16 of the French Commercial Code.
      In order to limit the gain resulting from the announcement of the authorization to use the Consolidated Global Profit Tax System, estimated at the time by financial analysts at €2 per share, three executive managers of Vivendi Universal, Mr Jean-René Fourtou and Messrs. Jean-Bernard Lévy and Jacques Espinasse, have decided, upon request of the French Ministry of Economy and Finance, not to exercise a certain number of subscription options for new Vivendi Universal shares granted since their arrival in the Group to the date of the application of the Consolidated Global Profit Tax System with the Ministry. The number of options that will actually be declined will be determined when and if these options are exercised.
21.3. Compensation of Senior Executives
      The top ten compensation packages paid by Vivendi Universal SA during fiscal year 2004 totaled €11.965 million gross, including benefits in kind. In addition, the amount of the top ten packages for operational executives paid in the group in 2004, including nine American executives, was €54.561 million, including benefits in kind. The senior executives waived directors’ fees for their duties as directors or permanent representatives within controlled subsidiaries (as this term is defined in Article L. 233-16 of the French Commercial Code).
21.4. Compensation of Directors
      Each director receives for a full year’s service a fixed director’s fee of €25,000 and a variable portion of €25,000 based on his actual attendance at meetings of the Board. The amount is increased by €4,500 per meeting for Committee members present, and is doubled for serving as Committee Chairman.

(1)	The evaluation of the benefit resulting from the options granted is provided for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard regarding the evaluation of compensation paid in shares (shares based payment). This theoretical evaluation does not necessarily correspond to the gain that might be obtained when the shares are sold. The actual gain will depend on the evolution of the share price on the date when the option is exercised and the date of sale of the shares subscribed by exercising the option.

      Directors’ fees are prorated based on appointment or resignation dates and per quarter served. The gross amount of directors’ fees paid in 2004 amounted to €901,125.

Note 22.	Other Financial Expenses, Net of Provisions, for the Years Ended December 31, 2004, 2003 and 2002

		Year Ended December 31, 2004

			Financial
		Financial	provisions,
		(expense)/	(accrual)/
	Note	income	reversal	Net

		(In millions of euros)
Premium on call options on Veolia Environnement shares	3.2	€173	€—	€173
Mark-to-market of DuPont shares	8.2	—	31	31
Divestiture of VIVA Media shares		26	—	26
Loss incurred on the settlement of interest rate swaps		(56)	67	11
Loss incurred on the sale of treasury shares to employees exercising their stock options	11.1	(23)	—	(23)
Provision on put option on interest in Cegetel SAS granted to SNCF	14	—	(35)	(35)
Amortization of deferred charges related to bond issuance, facilities and other		(70)	—	(70)
Senior Notes redemption costs	17.1	(350)	—	(350)
Other, net		1	(11)	(10)

		€(299)	€52	€(247)

	Year Ended December 31, 2003

		Financial
	Financial	provisions,
	(expense)/	(accrual)/
	income	reversal	Net

	(In millions of euros)
Sale of InterActiveCorp warrants(a)	€(329)	€454	€125
Mark-to-market of DuPont shares	—	142	142
Termination of LineInvest total return swap(b)	—	97	97
Improvement of Vivendi Universal proportionate share in SFD shareholders’ equity	—	86	86
Sale of impaired investment in Softbank Capital Partners	29	—	29
Losses related to put options on treasury shares	(104)	104	—
Redemptions premiums on Veolia Environnement and BSkyB exchangeable bonds	(102)	102	—
Sale of Vinci call options	(39)	13	(26)
SEC Fair Fund(c)	—	(40)	(40)
Fees related to the implementation of the refinancing plan	(50)	—	(50)
Evaluation of put option on interest in Cegetel SAS granted to SNCF	—	(85)	(85)
Amortization of deferred charges related to bond issuances, facilities and other	(129)	(64)	(193)
SFD debt forgiveness vis-a-vis SFR(d)	(200)	—	(200)
Foreign exchange loss	(228)	—	(228)
Other, net	(49)	(117)	(166)

	€(1,201)	€692	€(509)

(a)	The IAC warrants, marked-to-market as of December 31, 2002, were sold in 2003 for a total consideration of €600 million.

(b)	Reversal of the provision accrued in 2002 to cover the market risk under the terms of the total return swap agreed with LineInvest in the event of a payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe held by Vivendi Universal in 2001.

(c)	On December 23, 2003, Vivendi Universal reached a final settlement with the US Securities and Exchange Commission (SEC), which concluded the SEC’s investigation into Vivendi Universal. As part of that settlement, the SEC filed a complaint against Vivendi Universal and Messrs. Messier and Hannezo in the United States District Court for the Southern District of New York on December 23, 2003, containing certain allegations against Vivendi Universal and Messrs. Messier and Hannezo. The SEC did not allege that any of Vivendi Universal’s financial statements were false or misleading and did not require Vivendi Universal to restate any of its past financial statements. In a Consent Decree also filed in Court on December 23, 2003, Vivendi Universal agreed, without admitting or denying any liability, (i) not to violate certain specified provisions of the US securities laws in the future; and (ii) to deposit $50,000,001 (a civil penalty and a $1 disgorgement) into a “fair fund” established pursuant to Section 308 of the Sarbanes-Oxley Act of 2002. Vivendi Universal expects that the “fair fund” will, in due course, be distributed to certain Vivendi Universal shareholders under a plan of distribution to be established by the SEC. Messrs. Messier and Hannezo also settled with the SEC by entering into separate Consent Decrees. As part of his settlement with the SEC, Mr. Messier agreed to relinquish all his claims against Vivendi Universal under his termination agreement and to give up the approximately $25 million that he was claiming from Vivendi Universal.

(d)	This debt cancellation was offset by an improvement in SFD’s net income and shareholders’ equity, which positively impacted SFR equity earnings as SFD is 49% held by SFR.

	Year Ended December 31, 2002

		Financial
	Financial	provisions,
	(expense)/	(accrual)/
	income	reversal	Net

	(In millions of euros)
Sale of Vinci shares	€153	€—	€153
Foreign exchange gain	24	—	24
Mark-to-market of the investment in Elektrim S.A. (a)	—	(86)	(86)
Potential market risk on AOL Time Warner shares	—	(97)	(97)
Impairment of Softbank Capital Partners investment	—	(120)	(120)
Mark-to-market of DuPont shares	—	(173)	(173)
Amortization of deferred charges related to bond issuances, facilities and other	—	(174)	(174)
Impairment of investments in international telecom	—	(175)	(175)
Fees related to the implementation of the refinancing plan	(193)	—	(193)
Impairment of investments in UGC and UGC Ciné Cité(b)	—	(220)	(220)
Premium paid on call options on treasury shares	—	(226)	(226)
Mark-to-market of interest rate swaps	—	(261)	(261)
Mark-to-market of IAC warrants	—	(454)	(454)
Impairment of Elektrim Telekomunikacja investment(c)	—	(609)	(609)
Losses related to put options on treasury shares	(589)	(104)	(693)
Other, net	91	(196)	(105)

	€(514)	€(2,895)	€(3,409)

(a)	Comprised the mark-to-market of the Elektrim investment of -€21 million and the mark-to-market of related marketable securities of -€65 million.

(b)	Comprised the impairment of investments in UGC and UGC Ciné Cité in the amount of -€101 million and the impairment of UGC bonds in the amount of -€119 million.

(c)	Comprised a -€406 million impairment of this investment and a -€203 million impairment of the related loan.

Note 23.	Gain (Loss) on Businesses Sold, Net of Provisions, for the Years Ended December 31, 2004, 2003 and 2002

		Income/(Expense)

			Provision
			(accrual)/
Year Ended December 31, 2004	Note	Gross	reversal	Net

		(In millions of euros)
80% of VUE	3.1	€(1,793)	€—	€(1,793)
15% of Veolia Environnement	3.2	1,316	—	1,316
Various liquidation bonuses		(1)	75	74
“Flux-divertissement” business of StudioExpand and Canal+ Benelux		42	24	66
UCI Cinemas		64	—	64
Sportfive		22	22	44
Kencell		45	(7)	38
Abandonment of Internet operations		—	34	34
Monaco Telecom		26	(5)	21
Atica & Scipione		(8)	—	(8)
NC Numéricâble (in process)		—	(56)	(56)
Other, net		(6)	66	60

		€(293)	€153	€(140	)(a)

(a)	Income tax and minority interests related to gains on businesses sold, net of provisions, were -€10 million and €1 million, respectively.

		Income/(Expense)

			Provision
			reversal/
Year Ended December 31, 2003	Note	Gross	(accrual)	Net

		(In millions of euros)
Telepiù(a)		€(137)	€352	€215
Consumer Press Division		104	—	104
Sogecable (dilution)		71	—	71
Other Canal+ Group subsidiaries		93	(34)	59
Comareg		42	—	42
Internet subsidiaries		32	6	38
International telecom assets		30	—	30
Interest in Cegetel S.A. sold to SNCF in connection with the merger of Cegetel S.A. and Telecom Développement	30	24	—	24
Xfera		91	(75)	16
UGC (dilution)		(47)	—	(47)
Other, net		(16)	66	50

		€287	€315	€602	(b)

(a)	The net gain results from improvements in working capital recorded by Telepiù during the first quarter of 2003.

(b)	Income tax and minority interests related to gains on businesses sold, net of provisions, were -€21 million and €11 million, respectively.

Income/
Year Ended December 31, 2002	(Expense)

(In millions
of euros)
BSkyB shares (250 million)	€1,588
Veolia Environnement (divestitures and dilution)	1,419
European publishing activities	329
Canal+ Digital	172
Vizzavi Europe	90
Sithe shares	(232)
VUP Professional and Health divisions	(298)
Telepiù(a)	(360)
Echostar shares(b)	(674)
Houghton Mifflin	(822)
Other, net	(163)

€1,049 (c)

(a)	This transaction, agreed to on October 1, 2002, was subject to regulatory approval obtained in April 2003.

(b)	On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million class A common shares, back to EchoStar. Total net proceeds of the sale were $1,066 million. Vivendi Universal held these shares following the conversion of 5.8 million class D EchoStar preferred stock in January 2002 for an amount of $1.5 billion.

(c)	Income tax and minority interests related to gains on businesses sold, net of provisions, were -€1,022 million and €211 million, respectively.
Note 24. Income Tax for the 2004, 2003 and 2002 Fiscal Years
24.1. Consolidated Global Profit Tax System
      On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including but not limited to UMG, VUG, CanalSatellite and SFR. 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as of December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to maximize the value of ordinary losses carried forward.
      In the absolute, with Vivendi Universal S.A. reporting ordinary losses of €11.8 billion as of December 31, 2004, as the head of the tax group, Vivendi Universal could realize maximum tax savings of approximately €3.8 billion (undiscounted value), at current income tax rates (excluding additional contributions) by the end of the loss relief period. Nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. As such, at the December 31, 2004 year-end, Vivendi Universal recognized in its 2004 income tax the expected tax savings relating to the current year (€464 million) and a deferred tax asset in the amount of expected tax savings in 2005 (€492 million) based on budget forecasts.
      Overall, receipt of authorization to use the Consolidated Global Profit Tax System generated a tax saving of €956 million in 2004. Vivendi Universal’s first tax return in respect of 2004 consolidated net income must be filed with the tax authorities by November 30, 2005 at the latest.

24.2. Components of Income Tax

	Year Ended December 31,

	2004	2003		2002

	(In millions of euros)
Current
Impact of the Consolidated Global Profit Tax System	464	—		—
Current income tax charge	(1,394)	(434	)(a)	(948)

	€(930)	€(434)		€(948)

Deferred
Impact of the Consolidated Global Profit Tax System	492	—		—
Other changes of the valuation allowance on deferred tax assets	61	208		(511)
Impact of the change(s) in tax rates	(10)	—		—
Other income (expenses) of deferred tax	(13)	634	(b)	(1,097	)(b)

	€530	€842		€(1,608)

Income tax	€(400)	€408		€(2,556)

(a)	In 2003, included tax savings relating to the rationalization of the SFR Cegetel structure (€515 million)

(b)	In 2003, included, in particular, the reversal of a €477 million reserve recorded in 2002 in respect of a potential contractual liability for tax indemnification that might have arisen in 2002 if VUE had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution dated May 7, 2002.
     The following table provides a breakdown of the income tax and tax paid by geographical area.

	Year Ended December 31,

	2004		2003		2002

	(In millions of euros)
Current
France	(430	)(a)	(229	)(b)	(741)
U.S.	(247)		85		(133)
Other jurisdictions	(253)		(290)		(74)

Total current income tax	€(930)		€(434)		€(948)

Deferred
France	318		213		(940)
U.S.	209		457	(c)	(523	)(c)
Other jurisdictions	3		172		(145)

Total deferred income tax	€530		€842		€(1,608)

Income tax	€(400)		€408		€(2,556)

Income tax paid
France	(333	)(d)	(612	)(d)	(614)
U.S.	(17)		(47)		(278)
Other jurisdictions	(230)		(583)		(360)

Total income tax paid	€(580)		€(1,242)		€(1,252)

(a)	In 2004, includes tax savings resulting from adoption of the Consolidated Global Profit Tax System (€464 million).

(b)	In 2003, included tax savings relating to the rationalization of the SFR Cegetel structure (€515 million).

(c)	In 2003, included, in particular, the reversal of a €477 million reserve recorded in 2002 in respect of a potential contractual liability for tax indemnification that might have arisen in 2002 if VUE had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution dated May 7, 2002.

(d)	In 2004, includes tax savings relating to the rationalization of the SFR Cegetel structure (payment of €63 million in 2004 compared to €554 million in 2003).
24.3. Effective Income Tax Rate

		Year Ended December 31,

	Note	2004		2003		2002

		(In millions of euros, except %)
Net income (loss)		€754		€(1,143)		€(23,301)
“Add back:”
Income tax		400		(408)		2,556
Minority interests		1,030		1,212		844

Net income (loss) before income tax and minority interests		€2,184		€(339)		€(19,901)

French statutory tax rate		35.4%		35.4%		35.4%
Theoretical income tax based on French statutory tax rate		(773)		120		7,045
Reconciliation from theoretical to effective income tax:
Tax savings related to the Consolidated Global Profit Tax System	24.1	956		—		—
Foreign currency translation adjustment on the divestiture of 80% of VUE	3.1	(745	)(a)	—		—
Consolidation adjustments on capital gain related to the divestiture of 15% of Veolia Environnement	3.2	289 (a	)	—		—
Tax losses		(162)		508		(2,886)
Nondeductible goodwill amortization and impairment losses(a)		(237)		(1,032)		(6,985)
Income from equity affiliates(a)		78		(46	)(b)	(98)
Long-term capital gains (losses) taxed at reduced tax rate		81		45		(477)
Other, net		113		813		845

Effective income tax		€(400)		€408		€(2,556)

Effective income tax rate		18.3%		120.4%		(12.8)%

(a)	Non-taxable consolidation adjustments.

(b)	In 2003, included the Veolia Environnement impairment.

24.4. Components of Deferred Taxes Assets and Liabilities

	Balance at				Foreign		Changes in
	December 31,			Accruals	Currency		Scope of		Balance at
				and	Translation		Consolidation		December 31,
	2002(a)	2003		reversals	Adjustment		and Other		2004

	(In millions of euros)
Deferred tax assets
Tax losses carried forward	€4,182	€4,315		€(297)	€—		€24		€4,042	(b)
Long-term losses	4,201	4,701		(175)	—		(4,493	)(c)	33	(c)
Purchase accounting depreciation of assets	1,157	1,278		45	(2)		(828	)(d)	493
Other temporary differences	826	728		1	—		112		841

Gross deferred tax assets	10,366	11,022		(426)	(2)		(5,185)		5,409
Depreciations(e)	(8,753)	(9,476)		1,051 (f)	—		4,235	(c)	(4,190)

Total deferred tax assets	€1,613	€1,546		€625	€(2)		€(950)		€1,219

Deferred tax liabilities
Purchase accounting revaluation of assets(g)	€3,887	2,530		(15)	(2)		(1,781	)(d)	732
DuPont share redemption(h)	1,574	1,271		—	(108	)(h)	—		1,163
Spirits and wine sale	1,020	669	(i)	(15)	(60)		(4)		590
Other	1,376	653	(j)	125	(17)		(39)		722

Total deferred tax liabilities	€7,857	€5,123		€95	€(187)		€(1,824)		€3,207

Net deferred tax liability	€6,244	€3,577		€(530)	€(185)		€(874)		€1,988

(a)	Includes some transfers between the different deferred tax categories compared with 2002 data as reported in 2003, primarily purchase accounting reevaluation of assets of €1,637 million transferred from “Other”.

(b)	As of December 31, 2004, before the impact of the Consolidated Global Profit Tax System, Vivendi Universal reported tax losses carried forward of €13.4 billion (€12.5 billion available for unlimited carry forward, including €11.8 billion in respect of the Vivendi Universal S.A. tax group, compared to €11.3 billion as of December 31, 2003). In 2004, the Consolidated Global Profit Tax System enabled the offset of Vivendi Universal S.A. tax group losses of €1,392 million, generating tax savings in 2004 of €464 million. As such, after the impact of the Consolidated Global Profit Tax System, Vivendi Universal group reported corporate tax losses of €12 billion at a rate of 33.33%.

(c)	Article 39 of the amended 2004 Finance Act introduced a progressive capital gains tax exemption over three years. As such, Vivendi Universal will only be able to relieve current long-term capital losses against capital gains realized in 2005 and 2006, at the tax rates prevailing in these years (2005: 15%; 2006: 8%). Application of these principles led Vivendi Universal to recognize a restricted deferred tax asset of €33 million.

(d)	The decrease as of December 31, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(e)	Estimated based on gross assets value prospects.

(f)	Following its admission to the Consolidated Global Profit Tax System, Vivendi Universal reversed a €492 million provision in 2004 (please refer to paragraph 24.1 above).

(g)	These tax liabilities generated by asset revaluations as a result of the purchase price allocation of company acquisition costs are cancelled on the amortization or divestiture of the underlying asset and generate no current tax charge.

(h)	The changes recognized between 2002 and 2004 mainly relate to foreign currency translation adjustments. The tax treatment reported by Seagram in 1995 with respect to the DuPont share redemption is being challenged by the US Internal Revenue Service. Please refer to note 28.5 “Contingent liabilities”.

(i)	The decrease compared with December 31, 2002, mainly relates to provision reversals resulting from the conclusion of tax audits covering prior taxable periods and reversals of tax reserves that are no longer required due to settlement or to the resolution of the litigations for which provisions were made.

(j)	The decrease between 2002 and 2003, was mainly due to the reversal of a €477 million reserve recorded in 2002 in respect of a potential contractual liability for tax indemnification that might have arisen in 2002 if VUE had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution dated May 7, 2002. In addition, in 2003 Vivendi Universal reversed tax reserves that were no longer required following the conclusion of tax audits.

24.5. Tax Audits
      The years ended December 31, 2002, 2003 and 2004 are open to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income tax in respect of prior years. Management believes that settlements will not have a material impact on the results of operations, financial position or liquidity of Vivendi Universal.

Note 25.	Consolidated Statement of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002
25.1. Depreciation and Amortization

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros)
Depreciation of property, plant and equipment	€1,158	€1,211	€3,223
Amortization of other intangible assets	685	766	1,098
Other operating provisions and allowances, net	75	(130)	—
Goodwill amortization	638	1,120	1,277
Impairment losses	31	1,792	18,442

Total depreciation and amortization	€2,587	€4,759	€24,040

25.2. Changes in Working Capital

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros)
Inventories and work-in-progress	€93	€189	€179
Accounts receivable	(127)	330	(457)
Other assets	(28)	(245)	(777)

Working capital assets	€(62)	€274	€(1,055)
Accounts payable	(801)	406	(1,836)
Other liabilities and accrued expenses	49	(802)	905

Working capital liabilities	€(752)	€(396)	€(931)

Net change in working capital	€690	€670	€(124)

25.3. Cash Dividends

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros)
Dividends received from NBC Universal	€357	€—	€—
in June(a)	224	—	—
in September(b)	78	—	—
in December(b)	55	—	—
Dividends received from Veolia Environnement	45	45	—
Other dividends received from equity affiliates	8	14	179

Dividends received from equity affiliates	€410	€59	€179
Dividends paid by SFR to its minority shareholders	(1,470)	(540)	—
Dividends paid by Maroc Telecom to its minority shareholders	(303)	(150)	(40)
Dividends paid by Veolia Environnement Group to its minority shareholders	—	—	(180)
Other dividends paid to minority shareholders	(77)	(47)	(32)

Dividends paid by consolidated companies to their minority shareholders	€(1,850)	€(737)	€(252)
Dividends paid by Vivendi Universal S.A.	—	—	(1,048)
Dividends received from SFR	1,854	621	—
Dividends received from Maroc Telecom (after a 10% deduction at source)	146	73	19
Dividends received from Veolia Environnement	—	—	120
Dividends received from Vivendi Universal Publishing	—	—	658

Main intercompany dividends with no impact on the group cash position	€2,000	€694	€797

(a)	In 2004, as part of the Business Combination Agreement between Vivendi Universal, GE and NBC, Vivendi Universal paid over the entire cash flow generated by VUE (that is €614 million) from October 1, 2003 to May 11, 2004. In addition, as decided by the NBCU Board of Directors, Vivendi Universal received a dividend corresponding to 20% (before Universal Studios Holding Corp. minority interests) of the cash generated by NBC and VUE between October 1, 2003 and May 11, 2004.

(b)	The shareholders’ agreements provide for a quarterly cash distribution, where distributable earnings exist and subject to approval by the NBCU Board of Directors. The dividends received are netted from the after tax cost of VUE Class B preferred interests (for the period from May 11 to December 31 in 2004). Please refer to note 18 “Other non-current liabilities and accrued expenses as of December 31, 2004, 2003 and 2002”.
25.4. Non-Cash Investing and Financing Activities

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros)
Purchase of affiliates by issuance of common stock	€—	€—	€1,219
Issuance of common stock in settlement of note payable	€—	€—	€—

Note 26. Business Segment Data for the Years Ended December 31, 2004, 2003 and 2002
26.1. Geographic Data

	Year Ended December 31,

	2004		2003		2002

	(In millions of euros)
Revenues
France	€12,075	56%	€11,515	45%	€26,391	45%
Rest of Europe	2,749	13%	4,359	17%	15,092	26%
United States of America	3,704	17%	6,238	25%	10,810	19%
Rest of World	2,900	14%	3,370	13%	5,857	10%

Total Vivendi Universal	€21,428	100%	€25,482	100%	€58,150	100%

	December 31,

	2004	2003	2002

	(In millions of euros)
Long-term assets
France	€12,325	€9,907	€15,356
Rest of Europe	4,961	6,065	4,087
United States of America	12,071	23,338	17,477
Rest of World	2,230	1,254	11,575

Total Vivendi Universal	€31,587	€40,564	€48,495

26.2. Business Segment Data
      Each reporting segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customer base, technology, marketing and distribution requirements. As of December 31, 2004, Vivendi Universal had two main businesses with different segments: Media with Canal+ Group, UMG and VUG; and Telecommunications with SFR Cegetel and Maroc Telecom.
      On May 11, 2004, Vivendi Universal divested (from an accounting standpoint) 80% of its interest in VUE and acquired 20% of NBC. The 20% interest in NBCU stemming from the combination of this acquisition and the 20% residual historical interest in VUE, is reported in the Holding & Corporate segment.
      Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments.

26.2.1. Consolidated Statement of Income by Business Segment

											Vivendi
									Holding		Universal	Vivendi
		Universal		Vivendi					&	Non core	excl.	Universal	Veolia	Total
	Canal+	Music		Universal		SFR	Maroc	Telecom-	Corporate	operations	VUE	Entertainment	Environnement	Vivendi
	Group	Group		Games	Media	Cegetel	Telecom	munications	(a)	(b)	and VE	(c)	(d)	Universal

	(In millions of euros)
Year ended December 31, 2004
Revenues	€3,580	€4,993		€475	€9,048	€8,317	€1,627	€9,944	€—	€109	€19,101	€2,327	na*	€21,428
Operating expenses excl. D&A	(3,165)	(4,250)		(583)	(7,998)	(5,132)	(691)	(5,823)	(208)	(85)	(14,114)	(1,909)		(16,023)
Depreciation and amortization (D&A)	(224)	(342	)(e)	(40)	(606)	(890)	(248)	(1,138)	(15)	(19)	(1,778)	(65)		(1,843)
Other	7	(63)		(35)	(91)	(38)	(15)	(53)	3	71	(70)	(16)		(86)

Operating income (loss)	€198	€338		€(183)	€353	€2,257	€673	€2,930	€(220)	€76	€3,139	€337	na*	€3,476

Year ended December 31, 2003
Revenues	€4,158	€4,974		€571	€9,703	€7,574	€1,471	€9,045	€—	€712	€19,460	€6,022	na*	€25,482
Operating expenses excl. D&A	(3,531)	(4,536)		(661)	(8,728)	(4,875)	(630)	(5,505)	(252)	(651)	(15,136)	(4,898)		(20,034)
Depreciation and amortization (D&A)	(282)	(287)		(89)	(658)	(759)	(218)	(977)	(37)	(98)	(1,770)	(207)		(1,977)
Other	(98)	(81)		(22)	(201)	(21)	5	(16)	(41)	82	(176)	14		(162)

Operating income (loss)	€247	€70		€(201)	€116	€1,919	€628	€2,547	€(330)	€45	€2,378	€931	na*	€3,309

Year ended December 31, 2002
Revenues	€4,833	€6,276		€794	€11,903	€7,067	€1,487	€8,554	€—	€1,385	€21,842	€6,270	€30,038	€58,150
Operating expenses excl. D&A	(4,609)	(5,315)		(623)	(10,547)	(4,738)	(701)	(5,439)	(483)	(1,404)	(17,873)	(5,073)
Depreciation and amortization (D&A)	(490)	(450)		(109)	(1,049)	(865)	(272)	(1,137)	(57)	(168)	(2,411)	(258)
Other	(59)	45		1	(13)	(15)	(46)	(61)	(125)	(298)	(497)	(123)

Operating income (loss)	€(325)	€556		€63	€294	€1,449	€468	€1,917	€(665)	€(485)	€1,061	€816	€1,911	€3,788

*	na: not applicable.

(a)	Holding & Corporate operating expenses primarily comprise occupancy costs and compensation and benefits paid to corporate employees.

(b)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet through December 31, 2003 as well as VTI and Vivendi Valorisation) and the elimination of intercompany transactions.

(c)	Deconsolidated on May 11, 2004.

(d)	Includes Veolia Environnement accounted for using the equity method since December 31, 2002. Before that date, the results published by Veolia Environnement may have differed from those presented by Vivendi Universal as non-material, inter-segment transactions impact Veolia Environnement’s contribution to the Vivendi Universal financial statements. Furthermore, the definition of operating income (loss) used by Vivendi Universal differed from the EBIT figure published by Veolia Environnement, as the latter does not include restructuring charges.

(e)	Includes a €9 million impairment charge in respect of UMG’s Music Clubs in the UK and France prior to their sale in December.

26.2.2. Consolidated Statements of Financial Position and of Cash Flows by Business Segment

										Total
										Vivendi
										Universal	Vivendi
		Universal	Vivendi					Holding &	Non core	excl.	Universal	Veolia	Total
	Canal+	Music	Universal		SFR	Maroc	Telecom-	Corporate	operations	VUE	Entertainment	Environnement	Vivendi
	Group	Group	Games	Media	Cegetel	Telecom	munications	(a)(b)	(c)	and VE	(d)	(e)	Universal

	(In millions of euros)
December 31, 2004
Goodwill, net	€3,550	€3,615	€21	€7,186	€2,997	€725	€3,722	€4,647	€—	€15,555	na*	na*	€15,555
Other intangible assets, net	2,506	2,087	123	4,716	2,552	332	2,884	37	3	7,640	na*	na*	7,640
Investments in equity affiliates	37	22	—	59	48	—	48	773	—	880	na*	na*	880
Total assets	€7,961	€7,772	€474	€16,207	€11,319	€3,428	€14,747	€11,263	€1,071	€43,288	na*	na*	€43,288
Capital expenditures	€144	€54	€17	€215	€1,035	€210	€1,245	€3	€24	€1,487	€53	na*	€1,540
December 31, 2003
Goodwill, net	€3,500	€4,114	€50	€7,664	€3,100	€744	€3,844	€—	€77	€11,585	€6,204	na*	€17,789
Other intangible assets, net	1,410	2,514	149	4,073	2,487	336	2,823	60	53	7,009	4,769	na*	11,778
Investments in equity affiliates	231	36	—	267	50	—	50	61	2	380	703	na*	1,083
Total assets	€7,762	€9,046	€707	€17,515	€11,285	€3,440	€14,725	€3,646	€2,224	€38,110	€16,810	na*	€54,920
Capital expenditures	€207	€45	€16	€268	€936	€184	€1,120	€1	€43	€1,432	€120	na*	€1,552
December 31, 2002
Goodwill, net	€3,957	€5,479	€74	€9,510	€919	€793	€1,712	€48	€155	€11,425	€8,637	na*	€20,062
Other intangible assets, net	2,895	4,218	303	7,416	1,205	333	1,538	64	208	9,226	5,480	na*	14,706
Investments in equity affiliates	320	31	—	351	316	—	316	382	(5)	1,044	859	na*	1,903
Total assets	€11,158	€12,581	€1,002	€24,741	€7,190	€3,509	€10,699	€9,081	€3,510	€48,031	€21,302	na*	€69,333
Capital expenditures	€443	€92	€15	€550	€595	€257	€852	€17	€143	€1,562	€167	€2,405	€4,134

*	na: not applicable

(a)	In the Consolidated Statement of Financial Position, assets allocated to Holding & Corporate are those not considered to directly relate to the operations of our business segments, including:

•	non-consolidated investments (e.g., DuPont shares);

•	non-operating short-term assets such as deferred tax assets;

•	equity affiliates, such as NBCU since May 12, 2004 and Veolia Environnement in 2002 and 2003; and

•	cash generated by divestitures in 2004: mainly 80% of Vivendi Universal’s stake in VUE and 15.3 % of Veolia Environnement.

(b)	Includes Universal Studios Holding Corp. which holds a 20% stake in NBCU.

(c)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet through December 31, 2003 as well as VTI and Vivendi Valorisation).

(d)	Deconsolidated on May 11, 2004.

(e)	Includes Veolia Environnement, accounted for using the equity method since December 31, 2002 and deconsolidated on December 9, 2004.

Note 27.	Related Party Transactions Which Occurred During the Years Ended December 31, 2004, 2003 and 2002
27.1. Related Companies
      During 2004, 2003 and 2002, most Vivendi Universal related companies were equity affiliates; e.g., NBCU (as of May 12, 2004), Veolia Environnement (accounted for using the equity method since December 31, 2002 and up to December 9, 2004), Elektrim Telekomunikacja (please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja”) and Telecom Développement (until December 2003).

The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed below:

	December 31,

	2004	2003		2002

	(In millions of euros)
Assets
Other investments(a)	€435	€598		€559
Inventories and work-in-progress	21	28		—
Accounts receivable	147	69		154
Short-term loans receivable	1	130		257
Liabilities
Long-term debt	608 (b)	—		—
Accounts payable	169	51		116
Short-term borrowings	17	77		9
Profit and Loss Account
Revenues	465	408		414
Operating expenses	(500)	(979)		(919)
Financial income	46	69		62
Financial expenses	(2)	(206	)(c)	(14)

	€9	€(708)		€(457)

(a)	Includes advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI (€379 million, net of provisions, as of December 31, 2004). Please refer to Note 8.3 “Portfolio investments — Other”.

(b)	In 2004, includes the promissory note to USI, a NBCU subsidiary, for €573 million, redeemed on January 28, 2005. Please refer to note 17.1 “Financial net debt as of December 31, 2004”.

(c)	In 2003, included the SFD debt forgiveness of €200 million granted by SFR.
     In 2004, 2003 and 2002, the main related company transactions were the following:
Canal+ Group

Agreement for exclusive first-broadcasting rights to NBCU studio’s production (NBCU accounted for using the equity method by Vivendi Universal since May 12, 2004)
      In December 2004, Canal+ Group and NBCU signed a long-term contract which gives Canal+ Group exclusive first-broadcasting rights to NBCU studio’s production. As of December 31, 2004, this deal is accounted for as an off balance sheet commitment given of €74 million maturing 2017 at the latest. This deal is an extension of a previously signed commitment between these two groups. Between May 12 and December 31, 2004 Canal+ Group recorded operating expenses of €4 million and made cash payments of €5 million.
SFR Cegetel

Telecom Développement (2002-2003)
      Telecom Développement, which merged with Cegetel S.A. to form Cegetel S.A.S. in December 2003, is linked by a commercial agreement with SFR (formerly known as Cegetel Groupe). This agreement gives Telecom Développement exclusive right to carry SFR’s long distance calls.

Specific commitment given to SNCF
      Please refer to note 28.3 “Specific commitments given as of December 31, 2004”.
Holding & Corporate

Vivendi Universal and Veolia Environnement (2002-2003)
      On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to complete the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 were modified. This agreement is described in note 28.3 “Specific commitments given as of December 31, 2004”.

Vinci Bonds (2002-2003)
      Veolia Environnement took part indirectly in the issuance of the Vivendi Universal bonds exchangeable for Vinci shares or redeemable in cash. Vivendi Universal loaned Veolia Environnement €120 million against 1,552,305 shares of Vinci held by Veolia Environnement through Dalkia France. The terms of the loan were similar to those of the bond issued by Vivendi Universal: fixed rate interest of 1% per annum and maturing on March 1, 2006. This loan was repaid in September 2003.
Vivendi Universal Entertainment, operation deconsolidated on May 11, 2004

Theme parks (2002-2003)
      VUE has equity investments in certain companies that operate theme parks (for which it provides operational management services) and pay-TV channels (for which it licenses film products). VUE earns management fees for operating the theme parks and license fees for the licensing of its film products. VUE includes management and license fees in revenues and eliminates inter-company profit. During the years ended December 31, 2003 and 2002, VUE included approximately $60.8 million and $68.7 million, respectively, of these fees in revenues. In addition, VUE deferred recognition of management fees earned of $68.8 million and $51.1 million as of December 31, 2003 and 2002, respectively, as collection is uncertain. When the collectibility issues are resolved, VUE recognizes revenues in the amount considered collectible.
27.2. Related Parties
      In 2004, 2003 and 2002, the main related party transactions were the following:
Canal+ Group

Priority option contract dated April 15, 1999 between Canal+, Group Jean-Claude Darmon, as an intermediary, and the soccer clubs of Monaco, Olympique de Marseille, Olympique Lyonnais (Lyon), Lens, Girondins de Bordeaux and Paris Saint Germain
      Section 18-1 of the law on organization and promotion of physical and sporting activities, dated July 16, 1984, held that any person organizing a sporting event is the owner of the operating rights. The clubs could have been recognized as owners of these rights as well as the federations. On April 15, 1999, the soccer clubs of Monaco, Olympique de Marseille, Olympique Lyonnais (Lyon), Lens, Girondins de Bordeaux and Paris Saint Germain, Group Jean-Claude Darmon and Canal+ concluded a contract by which those clubs granted to Canal+ a priority option on the operating rights, they could be entitled to become or be recognized as owners, related to all their matches and in particular those of the French Championship. This option represented, for the whole term of the contract, an amount of €252 million.
      Subsequently, following an invitation to tender and by contract on January 31, 2000, the Fédération Française de Football attributed to Canal+ the audiovisual operating rights related to the championship seasons of 2000/2001 to 2003/2004. In addition, the law passed on July 6, 2000 and modifying the 1984 law, attributed the exclusive operating rights to the federations and their assignees.

      On December 31, 2002, €165 million remained to be paid in connection with this priority option contract. On February 28, 2003, the six clubs, Group Jean-Claude Darmon and Canal+ Group agreed to put an end, by anticipation, to the said contract with a comprise amount for settlement of €80 million.
Vivendi Universal Entertainment, operation deconsolidated on May 11, 2004

Transactions with IAC (2002)
      Prior to May 7, 2002, VUE had various arrangements with IAC under which VUE earned fees and incurred costs. These arrangements are summarized below:

—	VUE provided certain support services to IAC under a Transition Services Agreement. These services included use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space. VUE earned $3.2 million during the period from January 1, 2002 to May 6, 2002 for these services.

—	VUE and IAC had an International Television Distribution Agreement under which all programming owned or controlled by IAC outside of the US was distributed by VUE. VUE earned a 10.0% distribution fee for these services. Additionally, VUE licensed certain television programming to IAC to be aired on its cable channels. VUE earned $9.7 million during the period from January 1, 2002 to May 6, 2002 for providing these services. VUE and IAC also had a Domestic Television Distribution Agreement under which IAC distributed certain of VUE’s programming in the US. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

—	Under an agreement covering approximately 50 of VUE’s films, IAC earned a distribution fee for the distribution of these films in the US. IAC was responsible for collecting and remitting the net amount, after its fee, to VUE, except for amounts applied against the advance of fees initially given to VUE. An affiliate of VUE provided certain fulfillment services on behalf of IAC in the US and Canadian home video markets. Beginning January 1, 2002, VUE replaced the affiliate providing these services. VUE incurred fees of $6.8 million during the period from January 1, 2002 to May 6, 2002 for these services.

—	VUE had several other arrangements with IAC for the purchase of advertising time and the licensing of certain properties for merchandising. VUE incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

Loans to directors, officers and employees (2002-2003)
      As of December 31, 2003 and 2002, VUE had loans to directors, officers and employees of approximately $26.2 million and $25.9 million, respectively. The loans bear interest at rates up to approximately 5.2% and are generally due upon termination of the director, officer or employee. The loans are secured by certain holdings of common stock, stock options and a deed of trust. Interest income recognized on these loans during 2003 and 2002 was approximately $0.7 million and $0.8 million, respectively. These loans were repaid or transferred to NBCU on May 11, 2004.
SFR

Cooperation with Vodafone (2003-2004)
      Vodafone and SFR signed an agreement to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live!; development of operational synergies in procurement (including IT and technology); and best practice sharing.

Holding & Corporate

Edgar Bronfman, Jr.
     • Employment Arrangement (September 25, 2002 — December 3, 2003)
      The employment agreement of Mr. Edgar Bronfman Jr. with Vivendi Universal US Holding Co. (a US subsidiary of Vivendi Universal S.A.), dated September 25, 2002, was suspended on May 21, 2003 due to the intention of Mr. Bronfman to lead a consortium of purchasers for the acquisition of Vivendi Universal’s US entertainment business. Effective December 3, 2003, Mr. Bronfman resigned, thereby terminating the agreement. Under this agreement, Mr. Bronfman served as an executive employee and advisor to the Chief Executive Officer of Vivendi Universal US Holding Co. with regard to the US entertainment business of Vivendi Universal US and its US affiliates. Mr. Bronfman’s salary was $1,000,000. In 2003, Mr. Bronfman’s gross wages totaled $416,666.73.

•	US pension plan
      Following the completion of the Seagram acquisition, Vivendi Universal assumed the US pension plan obligations applicable to former Seagram senior executives. As a result, in 2004 and 2003, Mr. Bronfman was paid a retirement pension of, respectively, $1,928,346.48 and $1,926,269.52, calculated on the basis of his years of service.
Note 28. Commitments and Contingencies
28.1. Procedures
      On an annual basis, Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a quarterly basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

—	review of minutes of meetings of shareholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or divestitures;

—	review with banks of items such as guarantees and endorsements;

—	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

—	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;

—	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

—	review of related party transactions for guarantees and other commitments; and

—	review of all contracts and agreements.

28.2.	Contractual Obligations and Commercial Commitments Given as of December 31, 2004, 2003 and 2002
      Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our Consolidated Financial Statements, but are required to be disclosed. The following table summarizes, on the one hand, the items recorded as liabilities and, on the other hand, contractual obligations and commercial commitments as of December 31, 2004, 2003 and 2002:

							Total as of
		Total as of	Payments due in				December 31,
		December 31,
	Note	2004	2005	2006 - 2007	2008 - 2009	After 2009	2003	2002

		(In millions of euros)
Recorded as liabilities in the Consolidated Statement of Financial Position
Long-term debt	17.1	€4,549	€—	€2,302	€1,791	€456	€9,621	€10,455
including capital leases	17.1	440	—	8	84	348	196	274
Bank overdrafts and other short-term borrowings	17.1	1,744	1,744	—	—	—	4,802	9,177
Sports rights(a)	18	2,134	531	1,287	316	—	695	1,065
Broadcasting rights(b)(*)		36	—	3	22	11	370	506
Creative talent and employment agreements(c)		121	13	52	33	23	220	250
Other		84	41	14	2	27	231	240

Total		€8,668	€2,329	€3,658	€2,164	€517	€15,939	€21,693

						Total as of
	Total as of	Payments due in				December 31,
	December 31,
	2004	2005	2006 - 2007	2008 - 2009	After 2009	2003	2002

	(In millions of euros)
Other contractual obligations and commercial commitments
Operating leases(d)	€1,628	€274	€443	€376	€535	€1,384	€1,868
Sports rights	—	—	—	—	—	—	1,440	(e)
Broadcasting rights(b)(*)	2,081	645	548	250	638	1,740	2,690
Creative talent and employment agreements(c)(*)	828	363	327	105	33	1,503	1,473
Real estate defeasance(f)	240	—	240	—	—	947	846
Other	328	93	93	32	110	1,026	701

Total	€5,105	€1,375	€1,651	€763	€1,316	€6,600	€9,018

(*)	The decrease in these commitments as of December 31, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(a)	Exclusivity contracts for broadcasting sporting events by Canal+ Group recorded in other non-current liabilities. As of December 31, 2004, they primarily include broadcasting rights to the coming three French Football National League 1 seasons (2005-2008) for €1,800 million.

(b)	Primarily contracts valid over several years related to the broadcasting of future film and TV productions, commitments to film productions and broadcasting rights at Canal+ Group and VUE (in 2003 and 2002). In 2004 Canal+ Group notably extended an agreement for first broadcast rights to all Twentieth Century Fox film features (covering 2007-2012).

(c)	Agreements in the normal course of business, which relate to creative talent and employment agreements principally at UMG, VUG and VUE (in 2003 and 2002).

(d)	Lease obligations assumed in the normal course of business for rental of buildings and equipment, as well as satellite capacities at Canal+ Group.

(e)	Exclusivity contracts for Canal+ Group broadcasting rights to French National Football League 1 matches for the seasons 2004-2007, on hold as of December 31, 2002.

(f)	Lease obligations related to the defeasance of real estate. Pursuant to Rule 04-03 issued on May 4, 2004 by the “Comité de la Régulation Comptable”, Vivendi Universal has fully consolidated as of January 1, 2004, Special Purpose Entities used for the defeasance of certain real estate assets. This consolidation resulted in (i) on the assets side, the recognition of certain real estate assets still defeased as of today, i.e., an increase of €245 million in “Property, plant and equipment”, and (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 1.1 “New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities”). These amounts, recorded in the Consolidated Statement of

Financial Position as of January 1, 2004, do not include the two defeased office towers located at La Défense in Paris sold to German investors on June 29 and 30, 2004. They include (i) the third building located at La Défense sold to Philip Morris in 1998 and leased back to Vivendi Universal under a very long-term lease and (ii) two buildings in Berlin which were sold in 1996, the sales being coupled with very long-term leases. The recording in the Consolidated Statement of Financial Position of these assets leads to the cancellation of the related off-balance sheet commitments. In addition, the off-balance sheet commitments related to the two Philip Morris buildings sold in June 2004 were cancelled. Off-balance sheet commitments still existing in respect of the different buildings in La Défense and in Berlin have been reduced to (i) a rent guarantee, up to a maximum accrued amount of €16 million granted by Vivendi Universal to the buyer of one of two office towers sold in June 2004 and (ii) an annual rental guarantee of €12 million granted by Vivendi Universal to the buyer of the Berlin building Quartier 207 in 1996. This building has not been consolidated as of January 1, 2004 because the associated annual rental guarantees are to terminate in December 2006, following the exercise of the put option committing Dresdner Bank to buy it. The underlying debt related to this building is recorded as an off-balance sheet commitment.

28.3.     Specific Commitments Given as of December 31, 2004
      In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other specific agreements. The most significant ones as of December 31, 2004 are summarized as follows:

Canal+ Group
      (1) Canal+ Group has granted various put options to certain minority shareholders of its subsidiaries. With respect to the put options, the contingent liabilities are estimated by the company at approximately €53 million, of which approximately €1 million are exercisable as of December 31, 2004.

Universal Music Group
      (1) The original three-year term of UMG’s 50% joint venture in “The Inc.” (formerly known as “Murder, Inc.”) record label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. Ninety days after expiry or termination of the term, UMG is obligated to purchase its joint venture partner’s 50% interest under a formula based on prior performance. To date, the group does not think that the exercise of this option could have a significant impact on UMG’s financial position.

SFR Cegetel
      (1) Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, exit conditions take the form of commitments to buy or sell SNCF’s interest in the capital of Cegetel SAS (an entity resulting from the merger of Cegetel and Telecom Développement on December 31, 2003). SFR issued a commitment to buy SNCF’s 35% holding in Cegetel SAS, which can be exercised at any time between January 1, 2007 and March 31, 2010:

—	at a price of 75% of the market value of the company as determined by a group of experts should this value not exceed €627 million for the total amount of the capital, with a floor of €250 million;

—	for a fixed sum of €470 million if a group of experts value the capital between €627 million and €1,100 million;

—	for €470 million plus 35% of the value of the capital in excess of €1,100 million, as determined by a group of experts, if more than €1,100 million.
      The sums payable, as determined in one or other of the cases indicated above, will be subject to a deduction of €67 million, plus interest accrued up to the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003. A cumulative provision of €120 million was accrued as of June 30, 2004 in respect of this put option (please refer to note 14 “Provisions as of December 31, 2004, 2003 and 2002”).
      SNCF also issued a commitment to sell its interest in the capital of Cegetel SAS to SFR, which can be exercised between April 1, 2010 and June 30, 2013. The price is set at 35% of the market value of the company as determined by a group of experts, less a deduction of €67 million plus interest accrued at the date of transfer of ownership of the SNCF shares, on the down payment of €32 million made by SFR on December 31, 2003.
      Reciprocal vendor warranties were also given by SFR and SNCF, at the time of the merger of Telecom Développement and Cegetel SA. Debt forgiveness undertakings (with financial recovery clauses, dated as of December 2000), in favor of its subsidiaries Cegetel 7 and Cegetel Entreprises (subsequently merged to become Cegetel SA on January 1, 2001, and later Cegetel SAS on December 31, 2003) were amended; and SFR waived the right to apply these financial recovery clauses of an initial amount of €813 million, until such time as SFR holds the entire share capital of Cegetel SAS, or less than 5% thereof.
      (2) Under the terms of the UMTS license assigned in August 2001 for a 20 year duration, SFR is committed to pay a fee of 1% of its UMTS revenues. UMTS rollout occurred in June 2004.

Maroc Telecom
      (1) In January 2003, Maroc Telecom signed with the Kingdom of Morocco’s government an investment agreement under which Maroc Telecom committed itself to a 3-year investment program for a total amount of MAD 7 billion and to creating 300 new jobs before January 2006. In return, the Moroccan government committed to exempt Maroc Telecom from customs fees on investment imports. As of December 31, 2004, MAD 2.8 billion (€250 million) of the investment program had yet to be spent. If Maroc Telecom does not realize these investments, it will have to pay the unpaid customs fees plus penalties for late payment.
      (2) In connection with the stock market listing of Maroc Telecom on December 13, 2004, Vivendi Universal granted employees of this entity a stock price guarantee, capped at €22 million. This guarantee takes effect after a three-year period and expires June 14, 2008.

Holding & Corporate
      (1) In connection with the Seagram merger, Vivendi Universal entered into a Shareholders’ Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement entered into by the Bronfman family and result in the recognition of a taxable gain by it. Under the applicable US income tax regulations, to comply with the foregoing Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values determined as of December 8, 2000) until the end of the five-year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.
      (2) As of December 31, 2004, Vivendi Universal continued to guarantee commitments given by Veolia Environnement subsidiaries for a total amount of approximately €50 million, mainly relating to performance guarantees given to local authorities (Adelaide and others). All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.
      (3) Vivendi Universal has counter-guaranteed US financial institutions which have backed the issuance of surety bonds by local reinsurers in favor of Vivendi Universal US operating companies for an amount of €7 million.
      (4) Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of two interest rate and indices swap agreement contracts implemented in late 1997, and terminated in December 2002. Vivendi Universal believes that the likelihood that these obligations could materialize is remote.
      (5) In connection with the dispute between Vivendi Universal and IAC (please refer to note 28.5 “Contingent Liabilities”), Vivendi Universal had to deliver a letter of credit of $91 million to IAC, in order to appeal the first ruling issued on June 30, 2004.
      (6) In connection with Vivendi Universal obtaining permission to use the Consolidated Global Profit Tax System, Vivendi Universal committed on August 23, 2004, to create at least 1,600 jobs on open-ended contracts within three years, and 2,100 within five years. For that purpose, Vivendi Universal committed to pay €5 million annually for five years.

Vivendi Telecom International
      (1) In connection with its investment in Xfera which was sold in 2003, Vivendi Universal granted counter-guarantees of €55 million to a group of banks, which provided a guarantee to the Spanish government covering payment by Xfera of UMTS frequency spectrum fees.

Individual entitlement to training
      (1) Law n° 2004-391 of May 4, 2004 regarding professional training and social dialog entitles employees with open-ended contracts to a minimum of 20 hours individual training per year, which can be accumulated over a period of six years, capped at 120 hours. As of December 31, 2004, cumulated training entitlement under this law totaled approximately 207,000 hours.

Commitments related to divestitures and restructuring
      (1) As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal and GE have given each other some reciprocal commitments customary for this type of transaction, and have assumed obligations relating to taxes, retained businesses and liabilities, and the divestiture of certain businesses. They have undertaken to indemnify each other against losses stemming from among other things the breach of representations and warranties, any breach of the respective covenants and agreements and the incurrence of new liabilities related to contributed operations.
      Neither party will have any indemnification obligations for losses as a result of breaches of representations and warranties (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceeds $325 million. In that event, the liable party will be required to pay the amount of losses which exceed $325 million, but in no event will the aggregate indemnification payable exceed $2,087.9 million.
      In addition, Vivendi Universal will have indemnification liabilities for 50% of every dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the Most Favored Nation provisions set forth in certain contracts.
      Notwithstanding the limitations above, Vivendi Universal and GE will indemnify the other party for fines, penalties, and other costs related to the violation of environmental laws and remedial actions. Aggregate losses stemming from VUE operations up to $15 million will be borne solely by Vivendi Universal and those greater than $15 million but not exceeding $57 million will be covered equally by Vivendi Universal and GE. Aggregate losses arising out of operations contributed by GE, will be solely borne by the latter up to $36 million.
      If Universal Parks and Resorts is sold before May 11, 2008, Vivendi Universal shall pay to NBCU 40% of the shortfall amount, if any, equal to the excess of the value of these operations set at the time of the transaction over the sale proceeds, up to a maximum amount of $520 million. Adjustment mechanisms applicable to the liability have been provided for in the event only a part of the UPR assets were to be sold.
      The representations and warranties other than those regarding authorization, capitalization and tax representations shall terminate on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.
      (2) As part of the sale of Canal+ Technologies in January 2003, Vivendi Universal granted customary guarantees to Thomson. In addition, Vivendi Universal agreed to indemnify Thomson in the event of specific third party claims up to 50% of costs, capped at approximately €4 million for Vivendi Universal’s share. Vivendi Universal also agreed to guarantee payables due by Canal+ Group subsidiaries for an initial amount of approximately €4 million. Vivendi Universal paid €4 million during the first half of 2004 in respect of these guarantees.
      (3) In connection with the divestiture of Canal+ Nordic which occurred in October 2003, the group granted certain customary guarantees to the acquirers up to €22 million, expiring in October 2005. A specific guarantee was also granted up to €50 million, expiring in April 2010. Its application could be extended under certain conditions. Two guarantees on output deals retained by Canal+ Group amount respectively to a maximum of €20 million and $15 million over the life of the contracts. These guarantees are covered by a back-to-back agreement by the buyers. Canal+ Group has also retained distribution guarantees to Canal Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement by the buyers.
      (4) In connection with the divestiture of Canal+ Belgique to Deficom and a consortium of cable channel service operators and the sale of the assets of Canal+ N.V. to Télénet in December 2003, the group granted certain customary guarantees to the acquirers with a two-year duration and a €5 million cap for each transaction (except for tax and employee-related liabilities). The group granted other specific guarantees for a total amount of approximately €8 million provided in the consolidated statements as of December 31, 2004, €4 million of which has been called to date.
      (5) Customary guarantees were also given in 2004 to Dargaud, Sony, AB Groupe and Drucker Channel in respect of the divestitures of Studio Expand animation and entertainment operations and certain Multithématiques assets with a €27 million cap. They expire on March 1, 2014 at the latest.
      (6) In connection with the divestiture of Sportfive in 2004, Canal+ Group granted customary guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, expiring on June 30, 2006. The guarantees are shared with RTL Group and capped at €100 million for the sellers (excluding a €7 million threshold), i.e., €50 million for Canal+ Group. A provision amounting to €3 million was recorded as of December 31, 2004 in respect of this guarantee. The sellers also granted customary tax guarantees with no limit as to amount.
      (7) In connection with the divestiture of Canal+ Nederland in August 2004, Vivendi Universal granted customary guarantees capped at €4 million (€1 million threshold), expiring in two years. On December 31, 2004, the buyer paid an earn-out of $31 million. The group also kept distribution commitments estimated at $38 million initially linked to this earn-out, which will be written-off on receipt of approval from the competition authorities.
      (8) In connection with the sale of fixed-lined telecommunications in Hungary on May 13, 2003, VTI granted customary guarantees to Telemark related to tax liabilities and potential 2002 license payments to the Hungarian state.
      (9) In connection with the divestiture of its 55% stake in Monaco Telecom on June 18, 2004, Vivendi Universal granted to Cable and Wireless customary guarantees capped at €90 million (€2.5 million threshold), valid until June 18, 2006. Specific guarantees were also granted capped at €20 million. They expire on June 18, 2009 at the latest.
      (10) The divestiture of the 60% stake in Kencell to Sameer Group, which occurred on May 25, 2004, was accompanied by customary guarantees capped at $40 million, expiring on March 31, 2006. Vivendi Universal also granted specific guarantees related to certain receivables and tax loss carry forward.
      (11) Under the terms of the agreement governing the sale of Houghton Mifflin shares in December 2002, all the guarantees granted by Vivendi Universal expired on June 30, 2004, excluding guarantees relating to intellectual property, which expire at the end of December 2005, guarantees relating to the environment, which expire in December 2007, guarantees relating to tax and employee matters subject to statutes of limitation and guarantees relating to share ownership which are unlimited in time.
      (12) As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone in August 2002, Vivendi Universal granted certain customary guarantees to Vodafone up to its initial 50% share in Vizzavi.

      (13) In connection with the dismantling of MP3 operations in 2003, Vivendi Universal granted a guarantee to insurers with respect to representations made to them by MP3.
      (14) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. Claims, other than those made in relation to foreign subsidiary commitments, are capped at $480 million. In addition, claims must exceed $15 million, except if they relate to foreign subsidiaries or the divestiture of certain electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005.
      (15) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million to several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees are in addition to the vendor warranties granted by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1 to 6 in connection with guarantee contracts dated June 28, 2002. The vendor warranties are valid for a period of five years, from June 28, 2002, except those relating to litigation (valid until the end of the proceedings), tax, custom, and employee-related liabilities (statute of limitations plus three months) and the decennial guarantee applicable to real estate.
      (16) In connection with the divestiture of Aero Services on April 2, 2004, Vivendi Universal granted customary guarantees capped at $27.5 million, valid for an 18-month period (including fiscal litigation).
      (17) In connection with the divestiture of its 50% stake in UCI in October 2004, Vivendi Universal granted customary guarantees to the buyer capped at €135 million. These guarantees expire on April 28, 2006, except for guarantees relating to environment matters which expire on April 28, 2007 and guarantees relating to tax matters which expire at the end of the applicable statute of limitations period.
      At the same time, Vivendi Universal continues to provide guarantees in respect of UCI rent commitments to owners of cinema theaters in Germany of approximately €113 million as of December 31, 2004. It received counter-guarantees in this respect from the purchaser of its 50% stake.
      Several guarantees issued in 2004 and in prior years expired. The statutes of limitations of certain guarantees related to employee and tax liabilities has not yet run out. To the best of our knowledge no material claims have been made to date.
      Various other miscellaneous guarantees were granted by the Vivendi Universal group for a total amount of approximately €68 million. Among them, a guarantee capped at €29 million which would be reimbursed in approximately 5 years, if it were to be called. In addition, subsidiaries grant guarantees, including in relation to vendor financing in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions on behalf of its subsidiaries in their pursuit of their operational activity.

      The following table summarizes the specific commitments described above:

Transactions and guarantees	Amount	Expiry

Put options to minority shareholders granted by Canal+ Group	Approximately €53 million of which €1 million were exercisable as of December 31, 2004	—
Put option on “The Inc.” records	—	2007
Buy/sell agreement on 35% interest in Cegetel SAS held by SNCF	Price depends on the amount of realizable value of the company:	2007-2010
	— between 0 and €627 million: price equals to 75% of the realizable value (minimum €250 million);
	— between €627 million and €1,100 million: price equals to €470 million;
	— above €1,100 million: price equals to €470 million plus 35% of the value of the capital (in excess of €1,100).
UMTS license	1% of revenues earned	2021
Investment program agreed with the Moroccan government	MAD 2.8 billion (€250 million)	2005
Stock guarantee granted by Vivendi Universal to Maroc Telecom employees over Maroc Telecom shares	Maximum of €22 million	2007-2008
Shareholders’ governance agreement with members of the Bronfman family	—	2005
Counter-guarantee on surety bonds	€7 million	—
Obligations to GenRe	—	—
Dispute between Vivendi Universal and InterActiveCorp	Letter of credit of $91 million to IAC	—
Obligations related to the permission to use the Consolidated Global Profit System	— Creation of jobs (2,100 within 5 years)	2009
	— Payment of €5 million annually for 5 years	2009
Counter guarantees to banks in connection with Spanish UMTS license	€55 million	—
Individual entitlement to training	Approximately 207,000 hours in 2004	—
NBC-Universal transaction
— breaches of obligations relating to retained businesses and liabilities, and the divestiture of certain businesses	Capped at $2,087.9 million	—
— obligation to cover the Most Favored Nation provisions	— 50% of every dollar of loss up to $50 million	—
	— 100% of all losses in excess for $50 million	—
— violation of environmental laws and remedial actions indemnification of aggregate losses stemming from VUE operations	— 100% up to $15 million	2009
	— 50% for those greater than $15 million but not exceeding $57 million	2009
— if Universal Parks & Resorts (UPR) is sold before May 11, 2008	— Payment of 40% of the shortfall amount if any equal to the excess in value of these operations set at the time of the transaction over the sale proceeds, up to a maximal amount of $520 million	2008
Divestiture of Canal+ Technologies	Specific guarantees capped at €4 million	—
Divestiture of Canal+ Nordic	— Customary guarantees up to €22 million	2005
	— Specific guarantees capped at €50 million	2010
Divestiture of Canal+ Belgique and Canal+ N.V.	— Customary guarantees up to €5 million for each transaction	2005
	— Other specific guarantees capped at €8 million	—
Divestiture of the StudioExpand animation and entertainment operations and certain MultiThématiques assets	Guarantees capped at €27 million	2014
Divestiture of Sportfive	Guarantees capped at €50 million	2006
Divestiture of Canal+ Nederland	Guarantees capped at €4 million	2006
Divestiture of fixed-line telecommunications in Hungary	Customary guarantees related, among other, to the license	—
Divestiture of Monaco Telecom	— Guarantees capped at €90 million	2006
	— Specific guarantees capped at €20 million	2009
Divestiture of Kencell	— Guarantees capped at $40 million	2006
	— Specific guarantees	—
Divestiture of Houghton Mifflin	Guarantees relating to intellectual property, to the environment, to tax and employee matters and to share ownership	2005-2007
Divestiture of 50% stake in Vizzavi	Customary guarantees	—
Dismantling of MP3 operations	Guarantees to insurers	—
Divestiture of Sithe	Guarantees capped at $480 million	2005

Transactions and guarantees	Amount	Expiry

Sale of real estate assets	— Vendor warranties	2007
	— Autonomous first demand guarantees capped at €150 total	2017
Divestiture of Aeroservice	Customary guarantees capped at $27.5 million	2005
Divestiture of UCI	Customary guarantees capped at €135 million	2007
Various other miscellaneous guarantees	Approximately €68 million	—
28.4. Commitments Received as of December 31, 2004

Canal+ Group
      (1) Canal+ Group receives commitments from its subscribers estimated at €1,765 million as of December 31, 2004.
      (2) On December 21, 2004, Canal+ Group and France Telecom Group signed an agreement for the sale of their cable activities to the investment fund Cinven and the cable operator Altice. Canal+ Group and France Telecom Group will each retain approximately 20% in the new operator. Completion of the agreement, which is subject to regulatory approval from various competition authorities, is expected in 2005. In relation to this operation, Canal+ Group received an €87 million commitment concerning the sale of its current account with NC Numéricable to the new operator.

Universal Music Group
      (1) UMG generally commits to artists and others to pay agreed upon amounts upon delivery of content or other products. Where the artist or other party has not yet delivered content or products, UMG discloses its own obligation as an off Consolidated Statement of Financial Position given commitment. While the artist or other parties are also obligated to deliver content or other product to UMG (these arrangements are generally exclusive), UMG does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its off Consolidated Statement of Financial Position given commitments.

Vivendi Universal Games
      (1) VUG purchased an option to acquire the assets of a development studio, Radical, located in Vancouver, Canada. The Board of Directors of VUG approved a plan to exercise this option in 2005.
      (2) VUG granted operating licenses for the massively multiplayer online role playing game World of Warcraft to China the 9th in China and Softworld in Taiwan. These partners will be responsible for local technical aspects, game masters and customer assistance as well as distribution and marketing. The launch of the game is scheduled for mid-2005 in China and at the end of the year in Taiwan.

SFR Cegetel
      (1) SFR holds licenses for its networks, and for the supply of its telecommunications services for a period of 15 years for GSM (March 1991-March 2006), and 20 years for UMTS (August 2001-August 2021). The terms for the renewal of the GSM license, which terminates in March 2006, have been set by French telecommunications regulator and French Finance Ministry on March 24, 2004. The terms would require the payment of a fixed annual fee of €25 million and a variable fee equal to 1% of GSM revenues. The new terms are associated with commitments on network spreading, principally relating to white zones cover.
      (2) The debt forgiveness granted by SFR to SFD in the amount of €200 million includes a financial recovery clause.

Holding & Corporate
      (1) As part of the NBC-Universal transaction, Vivendi Universal has received certain commitments and guarantees from GE.

      As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2006, for an amount up to $3 billion in 2006 and $4 billion in 2007 and each year thereafter. GE will have the right to pre-empt any Vivendi Universal’s sale to the market. Under certain circumstances, if Vivendi Universal does exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2009), GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares, or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU, shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal transaction (i.e., as of May 11, 2010).
      Moreover, under the terms of the transaction, Vivendi Universal will receive from NBCU when VUE Class B preferred interests will be reimbursed, the potential after-tax economic benefit related to the divestiture of the 56.6 million shares of IAC stock transferred to NBCU (above $40.82 per share).
      (2) Vivendi Universal granted a call option to the family shareholders for its UGC shares at a price of €80 million until December 31, 2005. The price may be adjusted in the case of an onward sale by UGC family shareholders at a later date (within one year after the exercise of the call) with an increase in value.
      (3) Vivendi Universal received an underwritten commitment from two banks for a MAD 6 billion non recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom. The funds were made available on January 4, 2005.
      (4) As part of existing shareholder agreements (Maroc Telecom, SFR, etc.), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights, etc.) which enable it to control the capital structure of companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it sells its interests to third parties.
      Various other miscellaneous guarantees were received by the group for a total amount of approximately €308 million as of December 31, 2004.
28.5. Contingent Liabilities
28.5.1. Litigation as of March 9, 2005
      To the knowledge of Vivendi Universal, there are no other litigation, arbitration or facts of an exceptional nature which are, or have in the recent past, been capable of having a significant effect on the financial situation, results, business or assets of Vivendi Universal or of the group.
      Vivendi Universal or companies in its group are defendants in the following litigation, in particular:
• Following the inquiry opened by the COB on July 4, 2002, the COB notified Vivendi Universal on September 12, 2003 of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1, 2, 3 and 4 of Regulation 98-07.
      The facts complained of, which took place prior to the changes made in the management of Vivendi Universal in July 2002, related first to the financial information resulting from the methods of consolidation, in terms of French accounting standards, of the companies Cegetel, Maroc Telecom and Elektrim Telekomunikacja, and secondly, to other items of financial information.
      The decision of the AMF Sanctions Commission was notified on December 7, 2004. Vivendi Universal was ordered to pay a financial penalty of €1 million. The method of consolidation by equivalence of Elektrim Telekomunikacja, for the financial year 2001 only, was challenged by the AMF which considers that Elektrim Telekomunikacja, should have been consolidated by way of proportionate integration.

      On February 4, 2005, Vivendi Universal appealed against the decision in the Paris Court of appeals. Vivendi Universal took the view, shared by its auditors, that the method of consolidation of the aforesaid company, applied over the period subject to the COB’s investigation, was in accordance with the applicable accounting regulations.
• On May 4, 2004, the French Autorité des Marchés Financiers (AMF) commenced an investigation into Vivendi Universal’s purchase of its own shares between September 1, 2001 and December 31, 2001.
• On January 18, 2005, Vivendi Universal and two of its directors, Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into observed movements in the Vivendi Universal share price at the time of the issuance of notes mandatorily redeemable for new shares of Vivendi Universal in November 2002.
      The AMF complaint against Vivendi Universal is that Deutsche Bank sold institutional investors a product comprising both notes mandatorily redeemable for new shares of Vivendi Universal and hedging in respect of the Vivendi Universal shares, the description of which was not sufficiently detailed in the prospectus. Vivendi Universal takes the view that it fully complied with its obligations as an issuer to provide information, and Vivendi Universal and its two directors intend to challenge these complaints before the Commission des sanctions of the AMF.
• The investigation initiated by the financial department of the Parquet de Paris regarding the publication of false or misleading information regarding the financial situation or forecasts of Vivendi Universal, as well as the publication of untrue or inaccurate financial statements (for financial years 2000 and 2001) is ongoing. The application for Vivendi Universal to be joined as a civil party was definitively granted by an order of the Court of appeals dated June 25, 2003.
      It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi Universal, the claimants’ complaints are without legal or factual cause of action. Vivendi Universal plans to defend vigorously against them and will assert all its rights.
• Since July 18, 2002, a number of claims have been filed against Vivendi Universal, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002 the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.
      The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit to potential groups of shareholders. Damages of unspecified amount are claimed.
      The proceedings are currently in the stage of discovery in which the plaintiffs have to prove violation that caused a loss to the shareholders. Vivendi Universal has disclosed its documents.
      Witness depositions could take place from April 2005.
• A detailed description of the disputes with Deutsche Telekom and Elektrim S.A. related to Elektrim Telekomunikacja and its interests held in Polska Telefonica Cyfrowa is presented in note 7.3 “Equity accounting of Elektrim Telekomunikacja”.
• In the context of the creation of VUE, certain of Vivendi Universal’s affiliates entered into a limited liability partnership agreement dated May 7, 2002 with IAC, formerly USA Interactive, and certain of its affiliates.
      On April 15, 2003 a claim was filed by IAC in the Chancery Court of the State of Delaware.
      IAC claimed that, pursuant to the partnership agreement, VUE (of which Vivendi Universal controlled 93% and owned 86%) should cover it against various taxes that it might have to pay on the income from VUE preferred shares held by IAC and that the commitment on which IAC relied, payable over a period of 20 years, could represent a sum in the order of $620 million at today’s values.
      On June 30, 2004, the Chancery Court upheld the claim of IAC and on August 5, 2004 ordered VUE to pay USANi Sub LLC, a subsidiary of IAC, the sum of $87,663,917 in respect of the first two years of its commitment.
      On August 23, 2004, Vivendi Universal appealed against the Chancery Court’s decision of June 30, 2004 to the Supreme Court of the State of Delaware. For the purposes of this appeal, Vivendi Universal provided IAC with a letter of credit in an amount of $91,389,633 representing performance of the obligation for two years plus late payment interest and current interest during the period of the appeal proceedings.
      On January 19, 2005, the parties were heard by a bench of three judges who asked for the parties’ arguments to be put before them again at a full hearing of the Delaware Supreme Court on a date yet to be fixed.
      Vivendi Universal disputes IAC’s assertions and considers that it does not owe that company any sum; consequently, it further believes that it should not make any provision.
• Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US tax authorities since 1998 when, on August 21, 2003, Vivendi Universal received notice from those authorities (IRS) challenging the tax treatment submitted by Seagram in its Form 10-K in the context of the redemption by DuPont in April 1995 of 156 million of its own shares held by Seagram.
      The IRS claims additional tax of $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this demand in the United States Tax Court. The IRS filed an answer on December 18, 2003. Vivendi Universal then filed a further reply on February 2, 2004. Discovery of documents is in process.
      Vivendi Universal continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal considers that this dispute with the IRS, if decided against Vivendi Universal, would not have a significant effect on its overall financial situation. Furthermore, Vivendi Universal considers that it has made the appropriate provisions in its accounts regarding this litigation.
• SFR is the subject of contentious proceedings which have been served in connection with competition law, proceedings which are often common with other telephony providers. The management of SFR is not in the position to determine the potential impact of the outcome of these proceedings and, consequently, has made no provision in its accounts in relation thereto.
28.5.2. Other
      As of December 31, 2004, different bonds issued by Vivendi Universal are outstanding which are exchangeable for shares in Vinci and Veolia Environnement or redeemable in cash. The terms of these bonds include notably the payment of a premium to bondholders on maturity. Premiums potentially due in the event of cash redemption total €111 million. As of December 31, 2004, cumulative provisions total €89 million.

28.6. Collateral and Pledges as of December 31, 2004

							Total recorded in
							the Consolidated
			Maturity		Amount of asset		Statement of		Corresponding
Nature of assets collaterized or pledged	Note	Inception Date	Date		pledged		Financial Position		percentage

		(In millions of euros)
On investments
— Pledge on Maroc Telecom shares (corresponding to a 35% interest) to guarantee payment of the put option granted to the Kingdom of Morocco in respect of a 16% stake in Maroc Telecom	30	April 2003	nd**	(a)	1,518	(b)	na*	(c)	na*
— Pledge on NBC Universal shares equal to 125% of the promissory note issued to USI in order to guarantee this financing	17.1	May 2004	May 2007	(d)	716		na*		na*
— Pledges on other investments		1997	nd**		50		2,449		2%
On cash and cash equivalents
— Miscellaneous cash collaterals		2004	nd**		13		3,158		ns***

Total					2,297		na*		na*

*	na: not applicable; **nd: not determined; ***ns: non significant

(a)	This pledge was released on January 4, 2005.

(b)	As these shares are consolidated, the amount indicated corresponds to the value of the shares in the statutory accounts of the holding company.

(c)	As the pledged shares are shares of a consolidated company, they are eliminated in the Consolidated Statement of Financial Position.

(d)	This pledge was released on January 28, 2005.
28.7. Financial Instruments as of December 31, 2004, 2003 and 2002
      Vivendi Universal, as a result of its global operating and financing activities, is exposed to fluctuations in interest rates, foreign currency exchange rates and equity markets. These fluctuations could have a negative impact on net income and financial position. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.
28.7.1. Interest Rate Risk Management
      Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to floating and fixed interest rates and to lower overall borrowing costs. However, the use of these instruments will decrease in line with the substantial reduction in the group’s financial gross debt. The average gross debt (calculated on a daily basis) in 2004 was €10.3 billion, with €8.7 billion at fixed rates and €1.6 billion at floating rates. The average rate was 3.87%. After interest rate management, the cost of average gross debt was 4.75% with a fixed rate ratio of 84%. Before interest rate management and assuming a constant financial structure, a 1% increase in interest rates in 2004 would have generated a supplementary expense of €51 million.
      As of December 31, 2002, following implementation of the refinancing plan in the second half of 2002, the portion of the interest rate swap portfolio not yet settled was no longer backed by underlying interests and represented an unrealized loss of €241 million, which was recorded in reserves. As of December 31, 2004, given changes in interest rates and the settlement of part of the portfolio, the provision stands at €162 million (including accrued interest of €28 million).
      Interest rate risk management instruments used by Vivendi Universal include pay-floating and pay-fixed interest rate swaps. Pay-floating swaps effectively convert fixed rate debt obligations to LIBOR and

EURIBOR. Pay-fixed swaps convert floating rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on floating rate debt. Vivendi Universal has also used interest rate collars in order to protect itself against the increase in interest rates above a ceiling rate in exchange for the relinquishment of the decrease of these rates below a floor rate.
      The following table summarizes information concerning Vivendi Universal’s interest rate risk management instruments:

	December 31,

	2004		2003	2002

	(In millions of euros)
Pay-fixed interest rate swaps
Notional amount of indebtedness	€2,356		€6,321	€8,492
Average interest rate paid	4.92%		4.46%	4,50%
Average interest rate received	2.19%		2.09%	2.82%
Expiry:
Due within one year	—		2,668	1,818
Due between one and two years	92	}	}
Due between two and four years	1,654	}	3,043 }	4,410
Due between four and five years	610	}	}
Due after five years	—		610	2,264
Pay-floating interest rate swaps
Notional amount of indebtedness	€341		€1,018	€626
Average interest rate paid	2.34%		3.65%	2.85%
Average interest rate received	4.12%		6.33%	5.80%
Expiry:
Due within one year	2		487	387
Due between one and two years	—	}	}
Due between two and four years	281	}	531 }	208
Due between four and five years	—	}	}
Due after five years	58		—	31
Interest rate swap options
Notional amount of indebtedness	€61		€61	€—
Strike price	5.42%		5.42%	—
Expiry:
Due between two and four years	61		61	—
Interest rate collars
Notional amount of indebtedness	€—		€457	€—
Guarantee rate written	—		4.60%	—
Guarantee rate bought	—		2.50%	—
Expiry:
Due between two and four years	—	}	457	—
Due between four and five years	—	}		—

      The following schedule presents the net balance after interest risk management as of December 31, 2004:

		Due within	Due between one	Due between two	Due between four	Due after five
	Total	one year(a)	and two years	and four years	and five years	years

	(In millions of euros)
Financial gross debt including microhedging instruments	€6,293	€3,775	€855	€1,004	€229	€430
Cash and cash equivalents	(3,158)	(3,158)	—	—	—	—

Net balance before interest rate risk management	€3,135	€617	€855	€1,004	€229	€430
Notional amount of the swaps (off Consolidated Statement of Financial Position)	—	(2,017)	92	1,373	552	—

Net balance after interest rate risk management	€3,135	€(1,400)	€947	€2,377	€781	€430

(a)	Including floating-rate debt.
28.7.2. Foreign Currency Risk Management
      Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of forecasted foreign currency cash flows, including royalties, licenses, distribution rights and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts and currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. As of December 31, 2004, Vivendi Universal had effectively hedged (from a financial perspective only and not from an accounting perspective) approximately 92% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over 2005 and debt-related exposure. The principal currencies hedged were primarily the US dollar, Japanese yen, pound sterling and Canadian dollar. In 2004, commitments were entirely hedged, as well as budgeted cash flows, which were also hedged approximately 80%. With respect to the residual €64 million that was not hedged, an unfavorable movement of 10% in the euro exchange rate could have generated a supplementary expense of €6 million.
      Furthermore, the impact of a hypothetical change in the euro/ US dollar exchange rate compared with 2004 average rate used (1€= $1.235) on Vivendi Universal’s operating indicators would be as follows:
a 5% change:

—	a positive change (appreciation of the US dollar) would lead to an increase of about 1.9% in revenue, 0.7% in operating income and 1.6% in net cash provided by operating activities;

—	a negative change (depreciation of the US dollar) would lead to a decrease of about 1.7% in revenue, 0.7% in operating income and 1.5% in net cash provided by operating activities.
a 10% change:

—	a positive change (appreciation of the US dollar) would lead to an increase of about 4.0% in revenue, 1.6% in operating income and 3.4% in net cash provided by operating activities;

—	a negative change (depreciation of the US dollar) would lead to a decrease of about 3.3% in revenue, 1.3% in operating income and 2.8% in net cash provided by operating activities.

      The following table summarizes information concerning Vivendi Universal’s foreign currency risk management instruments:

	December 31,

	2004	2003	2002

	(In millions of euros)
Currency swaps:
Notional amount	€2,870	€1,834	€2,217
Sale against the euro	979	864	1,437
Sale against other currencies	701	369	93
Purchase against the euro	475	224	594
Purchase against other currencies	715	377	93
Expiry:
Due within one year	2,870	1,834	2,217
Forward contracts:
Notional amount	€93	€73	€3,453
Sale against the euro	90	—	3,315
Sale against other currencies	—	2	46
Purchase against the euro	3	69	45
Purchase against other currencies	—	2	47
Expiry:
Due within one year	93	73	3,453
      The following table presents the company’s net balance in the main foreign currencies as of December 31, 2004:

	USD	GBP	CHF	JPY	CAD	SEK	NOK	DKK	AUD	HKD	SGD	MXN	CZK	PLN

	(In millions of currency)
Assets	2,728	1	—	70	570	37	—	13	—	170	—	366	26	275
Liabilities	(985)	(478)	(23)	(23,045)	—	—	(91)	—	(30)	—	(2)	—	—	(102)

Net balance before management	1,743	(477)	(23)	(22,975)	570	37	(91)	13	(30)	170	(2)	366	26	173
Off-balance sheet balance	(1,836)	474	21	22,920	(565)	(58)	108	(4)	29	(169)	—	(365)	(25)	(143)

Net balance after management	(93)	(3)	(2)	(55)	5	(21)	17	9	(1)	1	(2)	1	1	30

	USD	GBP	CHF	JPY	CAD	SEK	NOK	DKK	AUD	HKD	SGD	MXN	CZK	PLN

	(In millions of euros)
Assets	2,004	1	—	—	343	4	—	2	—	16	—	24	1	68
Liabilities	(724)	(680)	(15)	(164)	—	—	(11)	—	(17)	—	(1)	—	—	(25)

Net balance before management	1,280	(679)	(15)	(164)	343	4	(11)	2	(17)	16	(1)	24	1	43
Off-balance sheet balance	(1,348)	674	14	163	(340)	(6)	13	(1)	17	(16)	—	(24)	(1)	(35)

Net balance after management	(68)	(5)	(1)	(1)	3	(2)	2	1	—	—	(1)	—	—	8

28.7.3. Equity Market Risk Management
      Vivendi Universal’s exposure to equity markets risk relates to its investments in the marketable securities of unconsolidated entities and in debt securities. Before equity market risk management, a decrease of 10% in the fair value of its portfolio investments would have generated a decrease of €118 million in the value of these assets.

      During 2004, 2003 and 2002, Vivendi Universal also hedged certain equity-linked debts using specialized indexed swaps.

	December 31,

	2004		2003		2002

	(In millions of euros)
Equity-linked swaps:
Notional amount	€160		€37		€266
Expiry:
Due within one year	—		—		132
Due between one and two years	37	}		}
Due between two and four years	70	}	37	}	11
Due between four and five years	53	}		}
Due after five years (maximum 8 years)	—		—		123
Total return swaps:
Notional amount	€—		€—		€788	(a)
Expiry:
Due within one year	—		—		788

(a)	Relates to the AOL Europe total return swap put in place with LineInvest. This was unwound in 2003 following the exercise by AOL Time Warner of its call options on AOL Europe shares.
     Vivendi Universal also entered into various call option agreements to hedge other debt or commitments.

		December 31,

	Note	2004	2003	2002

Call option purchased
Vinci shares(a)	17.1
Number of shares		6,817,684	6,817,684	5,266,390
Maximum exercise amount (in millions of euros)		€636	€636	€468
Expiry		March 2006	March 2006	March 2006
Treasury shares(b)
Number of shares		30,877,644	35,106,349	36,084,147
Maximum exercise amount (in millions of euros)		€2,253	€2,292	€2,320
Expiry		December 2008	December 2008	December 2008
Veolia Environnement warrants(c)
Number of warrants		218,255,690	218,255,690	218,255,690
Maximum exercise amount (in millions of euros)		€1,715	€1,715	€1,715
Expiry		March 2006	March 2006	March 2006
Call option sold
Veolia Environnement	3.2
Number of shares		—	82,486,072	82,486,072
Exercise amount (in millions of euros)		—	€2,186	€2,186
Expiry		—	December 2004	December 2004

(a)	These options were purchased in September 2003 in order to allow Vivendi Universal to deliver, if necessary, Vinci shares at the maturity date of the exchangeable bonds issued in March 2001.

(b)	These options were purchased in June 2001 and December 2002 in order to allow Vivendi Universal to deliver shares on the exercise of stock option plans granted to employees. Based on the current stock price, no options are in the money.

(c)	These warrants, given in December 2001 to Veolia Environnement shareholders, allow their holders to acquire Veolia Environnement shares for €55 per share at a ratio of one share for seven warrants. These warrants should have allowed Vivendi Universal to deliver

Veolia Environnement shares at the initial maturity date (March 2006) of the exchangeable bond issued in March 2001. This bond was redeemed in cash in March 2003 and, given the current market price of the Veolia Environnement share, these warrants should not be exercised.

28.7.4. Fair Value of Financial Instruments
      As of December 31, 2004, 2003, and 2002, Vivendi Universal’s financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable, gross debt and interest rate, foreign currency and equity market risk management contracts. The carrying value of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, bank overdrafts and other short-term borrowings approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where listed market prices are not available, fair value is based on estimates using present value or other valuation techniques.

	December 31,

	2004		2003		2002

	Carrying		Carrying		Carrying
	Value	Fair Value	Value	Fair Value	Value	Fair Value

	(In millions of euros)
Financial assets
Other investments	€2,449	€3,013	€3,549	€3,909	€4,138	€4,138	(a)
Interest rate collars	—	—	—	1	—	—
Currency swaps	17	17	20	20	44	44
Forward exchange contracts	—	—	—	—	106	106
Financial liabilities
Long-term debt	€4,549	€4,760	€9,621	€10,294	€10,455	€10,622
Interest rate swaps (including accrued interest)(b)	162	163	228	257	241	257
Forward exchange contracts	—	—	4	4	—	—
Put options on treasury shares(b)	—	—	—	—	104	104

(a)	In 2002, due to provisions recognized, the net carrying value of investments corresponds to their fair value.

(b)	In addition to accrued interest, provisions were recorded on these elements in respect of potential losses as of December 31, 2002 and 2003.

28.7.5.	Credit Concentration and Counter-Party Risk
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
28.7.6. Liquidity Risk
      Given the current level of debt, associated with the decrease in the financing expense following the improvement in the debt rating (back to Investment Grade for the three rating agencies) and the redemption of the High Yield Notes, the financial flexibility of the group is, in Vivendi Universal management’s opinion, fully restored.

Rating agency	Rating date	Type of debt	Ratings		Outlook

Standard & Poor’s	June 1, 2004	Long term corporate	BBB-	}	Positive
		Short term corporate	A-3	}	(November 23,
		Senior unsecured debt	BBB-	}	2004)
Moody’s	October 22, 2004	Long term senior unsecured debt	Baa3		Stable
Fitch Ratings	December 10, 2004	Long term senior unsecured debt	BBB		Stable
      Please note that the €2.5 billion dual currency facility implemented in May 2004 has not been drawn to date.

28.8.	Environmental Matters
      Vivendi Universal’s operations are subject to evolving and increasingly stringent environmental regulations. Vivendi Universal’s operations are covered by insurance policies. As of December 31, 2004, there were no significant environmental losses.

Note 29.	Stock Based Compensation as of December 31, 2004, 2003 and 2002

29.1.	Employee Stock Option Plans
      Since its creation through the Seagram acquisition, Vivendi Universal has adopted several stock option plans under which options may be granted to employees to purchase Vivendi Universal common shares. For the most common plans, one-third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date; the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.
      For one exceptional performance-related plan, the “outperformance” plan granted on December 8, 2000, outstanding options vest after six years, but could be accelerated after three years based on the performance of Vivendi Universal common stock versus a composite of the Morgan Stanley Capital International and Dow Jones Stoxx media indices. In any case, outstanding options expire before the tenth year following the date of the grant. No compensation expense has been recorded in connection with these plans.
      Prior to the Seagram acquisition, both Vivendi Universal and Canal+ had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of the grants. At Vivendi Universal, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants; at Canal+, the discounts were between 0% and 10%. Under these plans, outstanding options vested over a 3- to 5-year period from the date of the grant, became exercisable over a 3- to 5-year period from the date of the grant and expired 5 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the Canal+ option plans were converted to or replaced by Vivendi Universal stock option plans. On this date, the plans were modified so that the options vest in the same way as the new options of the most common plans of Vivendi Universal, described above. No compensation expense has been recorded in connection with these stock option plans.
      At the end of 2002, Veolia Environnement was no longer considered a subsidiary of Vivendi Universal, and its employees were thus no longer considered employees of Vivendi Universal. Some of these employees had been granted Vivendi Universal stock options during the past three years, parts of which had not vested at that date. Since no specific clause was included in the rules of the stock option plans covering the terms of a change in status of the grantees, the stock options were neither cancelled nor modified and vest in the same way as before the change in status.
      In 2001 and 2002, Vivendi Universal granted stock options to the employees of companies it acquired in order to replace their existing stock option plans. The largest of these companies are IAC, MP3 and StudioCanal. The fair value of the stock options was recorded in addition to the purchase price.

      The fair value of Vivendi Universal option grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

	December 31,

	2004	2003	2002

Expected life (in years)	10.0	9.8	5.5
Interest rate	4.4%	3.9%	5.0%
Volatility	20.0%	20.0%	60.0%
Dividend yield	3.0%	3.8%	0%
      Transactions involving the combined stock options of Vivendi Universal and Canal+ are summarized as follows:

		Exercise Price
		of Stock
	Stock Options	Options
	Outstanding	Outstanding

Balance at December 31, 2002	48,715,827	€58.5
Granted	12,467,000	14.7
Payable	(234,792)	21.6
Cancelled	(3,125,277)	66.3

Balance at December 31, 2003	57,822,758	€48.9
Granted	8,267,200	20.7
Exercised	(1,674,669)	19.6
Payable	(4,741,765)	36.5
Cancelled	(1,488,466)	56.2

Balance at December 31, 2004	58,185,058	€46.5

      On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADSs (American Depository Shares). Transactions involving the stock options on ADSs are summarized as follows:

		Weighted
		Average
		Exercise Price
		of ADS
	ADS Options	Options
	Outstanding	Outstanding

Balance at December 31, 2002	48,461,321	$49.0
Granted	1,510,592	19.4
Adjusted	73	129.0
Exercised	(231,093)	14.4
Payable	(713,609)	33.3
Cancelled	(4,477,165)	49.1

Balance at December 31, 2003	44,550,119	$48.4
Granted	1,684,280	36.2
Adjusted	177	64.4
Exercised	(2,929,000)	18.7
Payable	(1,057,479)	36.8
Cancelled	(1,930,571)	64.1

Balance at December 31, 2004	40,317,526	$49.6

      The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
	Number	Exercise	Contractual	Number	Exercise
Range of Exercise Prices	Outstanding	Price	Life	Vested	Price

		(In euros)	(In years)		(In euros)
Stock options in euros
Under €20	14,756,830	€14.3	7.7	5,912,642	€14.0
€20 - €30	8,182,000	20.7	9.4	1,000	20.7
€30 - €40	1,598,730	31.9	1.1	1,572,356	31.9
€40 - €50	9,293,236	47.4	4.0	9,293,236	47.4
€50 - €60	771,926	56.1	4.7	556,922	57.2
€60 - €70	5,449,565	62.3	2.5	5,449,565	62.3
€70 - €80	12,738,615	74.0	3.2	12,738,615	74.0
€80 and more	5,394,156	94.6	3.7	5,394,156	94.6

	58,185,058	€46.5	5.3	40,918,492	€58.6

		(In dollars)	(In years)		(In dollars)
Stock options on ADS’s in US dollars
Under $20	2,856,579	$15.4	6.5	2,374,951	$15.6
$20 - $30	2,900,205	24.7	7.7	1,598,856	25.2
$30 - $40	2,230,893	35.7	1.8	2,138,160	35.7
$40 - $50	16,091,017	44.1	3.4	16,091,017	44.1
$50 - $60	3,191,671	57.9	4.0	3,191,671	57.9
$60 - $70	6,981,875	65.7	4.0	6,486,495	65.5
$70 - $80	6,045,256	74.0	5.0	6,039,062	74.0
$80 and more	20,030	206.0	5.1	20,030	206.0

	40,317,526	$49.6	4.2	37,940,242	$50.7

      As of December 31, 2004, 34,073,598 stock options and 36,269,110 stock options on ADSs were exercisable at weighted average exercise prices of €62.02 and $50.53, respectively. The options outstanding as of December 31, 2004 expire in various years through 2014.
      The weighted-average grant-date fair value of options granted during the year was €4.78 in 2004, €3.57 in 2003 and €13.49 in 2002.
29.2. Employee Stock Purchase Plans
      Vivendi Universal maintains savings plans that allow substantially all full time non-US employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. Up to 2003 included, the shares were sold to employees for a price equal to the highest of the following two calculations: (1) a price 20% lower than the average market price of Vivendi Universal shares over the 20 business days preceding the date of authorization by the Board of Directors and (2) a price 15% lower than the market price on the date of authorization by the Board of Directors. Since 2004, the selling price to employees is 20% lower than the average market price of Vivendi Universal shares over the 20 business days preceding the date of authorization by the Board of Directors. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer (blocked for 5 years).
      Vivendi Universal also set up, in June 2000, a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of non-French subsidiaries. At the end of a five-year period, the employees are guaranteed to receive the maximum of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal is hedged by Société Générale through a trust based in Jersey. This plan matures in June 2005.

      Shares sold to employee stock purchase plans are as follows:

	December 31,

	2004	2003	2002

Number of shares	831,171	955,864	2,402,142
Amount subscribed (in millions of euros)	15	12	25
Note 30. Significant Subsidiaries as of December 31, 2004 and 2003
C: Consolidated; E: Equity.

		2004			2003

		Accounting	Voting	Ownership	Accounting	Voting	Ownership
	Country	Method	Interest	Interest	Method	Interest	Interest

	France	Parent company			Parent company
Vivendi Universal S.A.

Canal+ Group
Groupe Canal+ S.A.	France	C	100%	100%	C	100%	100%
Canal+ S.A.(a)	France	C	49%	49%	C	49%	49%
CanalSatellite S.A.	France	C	66%	66%	C	66%	66%
StudioCanal S.A.	France	C	100%	100%	C	100%	100%
MultiThématiques	France	C	70%	70%	C	64%	64%
Universal Music Group
Universal Studios Holding I Corp.	USA	C	92%	92%	C	92%	92%
Universal International Music B.V.	Netherland	C	100%	92%	C	100%	92%
Universal Music (UK) Holdings Ltd.	GB	C	100%	92%	C	100%	92%
Universal Entertainment GmbH	Germany	C	100%	92%	C	100%	92%
Universal Music K.K.	Japan	C	100%	92%	C	100%	92%
Universal Music France S.A.S.	France	C	100%	92%	C	100%	92%
Universal Music Group, Inc.	USA	C	100%	92%	C	100%	92%
UMG Recordings, Inc.	USA	C	100%	92%	C	100%	92%
Vivendi Universal Games	USA	C	100%	99%	C	100%	99%
SFR Cegetel
SFR(b)	France	C	56%	56%	C	56%	56%
Cegetel S.A.S.(c)	France	C	65%	36%	C	65%	36%
Maroc Telecom S.A.(d)	Morocco	C	51%	35%	C	51%	35%
Mauritel(e)	Mauritania	C	51%	14%	—	—	—
Vivendi Universal Entertainment/NBC Universal
Universal Studios Holding I Corp.	USA	C	92%	92%	C	92%	92%
Vivendi Universal Entertainment LLLP(f)	USA	—	—	—	C	93%	86%
NBC Universal	USA	E	20%	18%	—	—	—
Other
Vivendi Telecom International S.A.	France	C	100%	100%	C	100%	100%
Kencell S.A.(f)	Kenya	—	—	—	C	60%	60%
Monaco Telecom S.A.M.(f)	Monaco	—	—	—	C	55%	55%
Elektrim Telekomunikacja(g)	Poland	E	49%	49%	E	49%	49%
Vivendi Universal Publishing S.A.	France	C	100%	100%	C	100%	100%
Atica & Scipione(f)	Brazil	—	—	—	C	98%	49%
Vivendi Universal Net(h)	France	—	—	—	C	100%	100%
UGC	France	E	38%	38%	E	38%	38%
Veolia Environnement S.A.(f)	France	—	—	—	E	20%	20%

(a)	Consolidated because Vivendi Universal (i) has majority control over the Board of Directors, (ii) no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal and (iii) it assumes the majority of risks and benefits pursuant to an agreement between Canal+ S.A. and Canal+ Distribution, a wholly-owned subsidiary of Vivendi Universal. Under the terms of this agreement, Canal+ Distribution guarantees Canal+ S.A. results in return for exclusive commercial rights to the Canal+ S.A. subscriber base.

(b)	SFR is owned 55.8% by Vivendi Universal, 43.9% by Vodafone, and 0.3% by individual shareholders. Under the terms of the shareholders’ agreement, Vivendi Universal has management control of SFR, majority control over the board of directors and appoints the chairman and CEO, majority control over the shareholders’ general meeting, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.

(c)	In December 2003, Cegetel S.A. and Telecom Développement (a network operator, and subsidiary of SNCF) were merged into a new entity named Cegetel S.A.S. The capital of this company is owned 65% by SFR and 35% by SNCF.

(d)	As of December 31, 2004, Vivendi Universal owns a 35% interest in Maroc Telecom, the Kingdom of Morocco holds 50.1% and the remaining 14.9% is held by private investors following an IPO which led to the simultaneous listing of Maroc Telecom shares on the Casablanca and Paris stock exchanges in December 2004. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders’ agreements, Vivendi Universal has majority control over its supervisory board and management board. Under shareholders’ agreements, Vivendi Universal appoints three of the five members of the management board, appoints the chairman of the management board, exercises 51% of all voting rights at shareholders’ general meetings, granting it, under the majority rules set forth in the company’s by-laws, control over the shareholders’ general meeting, as well as over the supervisory and management boards of Maroc Telecom.

On November 18, 2004, Vivendi Universal and the Kingdom of Morocco agreed to the acquisition by Vivendi Universal of 16% of Maroc Telecom’s capital. Under the terms of the agreement, Vivendi Universal acquired, indirectly through Société de Participation dans les Télécommunications (100% subsidiary of Vivendi Universal) an additional 16% stake in Maroc Telecom. This acquisition, completed on January 4, 2005, allows Vivendi Universal, a strategic partner holding the operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51% and, thus, to perpetuate its control over the company. The stake held by the Kingdom of Morocco decreased from 50.1% to 34.1%. Indeed, beyond the shareholders’ agreements which granted Vivendi Universal the majority of votes at shareholders’ general meetings and at the supervisory board until December 30, 2005, Vivendi Universal’s control is now ensured as a result of (i) the direct holding, unlimited in time, of the majority of voting rights at shareholders’ general meetings and (ii) the right to appoint, pursuant to the company by-laws and shareholders’ agreements, three out of the five members of the management board and five out of the eight members of the supervisory board. The acquisition was completed on January 4, 2005 for a deal price of MAD 12.4 billion, or approximately €1.1 billion, including a premium for continuing control. Payment was made on January 4, 2005 and was financed 50% by long-term debt issued in Morocco of MAD 6 billion, or approximately €537 million.

The agreement signed November 18, 2004 also terminated the obligations under the put option granted by Vivendi Universal to the Kingdom of Morocco concerning 16% of Maroc Telecom share capital. The pledge over the Maroc Telecom shares held by Vivendi Universal, implemented as a payment guarantee, was released on January 4, 2005 following the acquisition of the 16% stake in Maroc Telecom.

(e)	Maroc Telecom has a 51% voting interest and approximately 41% ownership interest in Mauritel S.A., which was acquired in April 2001. This company, the incumbent telecom operator in Mauritania, operates both a fixed-line network and a mobile phone license through a wholly-owned subsidiary. In connection with this acquisition, the Islamic Republic of Mauritania and Maroc Telecom entered into a shareholders’ agreement which provided for, among others, the grant to the Mauritanian Government of veto rights relating to significant transactions. Since these veto rights expired on June 30, 2004, Maroc Telecom is now able to exercise exclusive control over Mauritel. As a result, this subsidiary, accounted for using the equity method as of January 1, 2004, has been fully consolidated since July 1, 2004.

(f)	Participations sold in 2004.

(g)	Please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja”.

(h)	Operations abandoned as of January 1, 2004.
Note 31. Subsequent Events
      The significant events that occurred between December 31, 2004 and March 9, 2005 are described in the appropriate sections. In particular, the situation of Elektrim Telekomunikacja is presented in note 7.3 “Equity accounting of Elektrim Telekomunikacja” and the acquisition of a 16% stake in Maroc Telecom realized on January 4, 2005 is described in note 30 “Significant subsidiaries as of December 31, 2004 and 2003”.

Note 32	Supplemental Disclosures Required Under US GAAP and Securities and Exchange Commission Regulations
      The following information has been prepared to present supplemental disclosures required under US GAAP and U.S. Securities and Exchange Commission (SEC) regulations applicable to Vivendi Universal.
32.1. Reconciliation of Shareholders’ Equity to US GAAP

	December 31,

	2004	2003(a)	2002(a)

	(In millions of euros)
French GAAP shareholders’ equity as reported in the Consolidated Statement of Financial Position	€13,621	€11,923	€14,020
Adjustments to conform to US GAAP:(b)
Business combinations/goodwill	3,820	5,078	4,395
Impairment	(3,280)	(7,705)	(5,994)
Intangible assets	(298)	(377)	(131)
Financial instruments	1,162 (c)	1,048	(747)
Employee benefit plans	(271)	(232)	(196)
Other	(151)	(61)	(208)
Tax effect	(120)	130	671

	14,483	9,804	11,810
Put options on Vivendi Universal treasury shares	—	—	(155)

US GAAP shareholders’ equity	€14,483	€9,804	€11,655

(a)	Certain amounts have been reclassified to permit comparison with 2004.

(b)	For 2004, 2003 and 2002 these adjustments impact the French GAAP Consolidated Statement of Financial Position as follows:

•	Business combinations and goodwill: “Goodwill, net”. These adjustments mainly impact gross amount of goodwill due to differences in accounting standards between French and US GAAP. Please refer to note 32.6. “Summary of significant differences between accounting policies adopted by Vivendi Universal and US GAAP”

•	Impairment: “Goodwill, net”, “Other intangible asset, net” and “Property, plant and equipment, net” (mainly relates to real estate assets)

•	Intangible assets “Other intangible assets, net”. These adjustments mainly impact the accumulated amortization line for these assets

•	Financial instruments: “Marketable securities” and “Other investments”

•	Employee benefit plans: “Provisions”

•	Tax effect: “Deferred tax assets” and “Deferred tax liabilities”

(c)	In 2004, it included the unrealized gains on equity securities classified as available-for-sale before tax for €636 million, of which €520 million related to the investment in Veolia Environnement and €101 million in respect of Sogecable.

32.2. Reconciliation of Net Income (Loss) to US GAAP

	Year Ended December 31,

	2004		2003		2002

	(In millions of euros)
French GAAP net income (loss) as reported in the Consolidated Statement of Income	€754		€(1,143)		€(23,301)
Adjustments to conform to US GAAP:
Business combinations/goodwill(a)	550		1,021		32
Impairment	(300	)(b)	(767	)(c)	(4,147)
Intangible assets	(150)		(152)		(23)
Financial instruments	(134)		155		1,363
Employee benefit plans	(17)		(66)		(72)
Other(d)	(38)		50		(2,108)
Divestiture of 80% of Vivendi Universal interest in VUE(e)	2,200		—		—
Tax effect	68		(428)		1,461

US GAAP net income (loss) before cumulative effect of changes in accounting policy, after tax	2,933		(1,330)		(26,795)
Cumulative effect of changes in accounting policy, after tax	(12)		(28	)(f)	(17,062	)(g)

US GAAP net income (loss)	€2,921		€(1,358)		€(43,857)

(a)	Amortization of goodwill under French GAAP is reversed, since goodwill is no longer amortized under US GAAP.

(b)	In 2001, the impairment related to Elektrim Telekomunikacja recognized under French GAAP included an accrual for contingent losses (€300 million) that did not meet the FAS 5 criteria for accrual and therefore was not taken into account under US GAAP. Given the recent developments surrounding the ownership of the Elektrim Telekomunikacja stake into PTC (please refer to note 7.3 “Equity accounting of Elektrim Telekomunikacja”), the carrying value of this investment was fully impaired in the US GAAP consolidated statement of financial position, as it has been in the French GAAP consolidated statement of financial position since December 31, 2002.

(c)	Included notably the impairment loss of €920 million recorded with respect to VUE (please refer to note 32.9 “NBC-Universal transaction completed on May 11, 2004”) offset by the lower impairment loss recorded with respect to UMG (€1,370 million under French GAAP versus €982 million under US GAAP).

(d)	Except for the impact of the divestiture of the investment in BSkyB in 2002, corresponding to -€2,025 million (please refer to note 32.13. “Divestiture of investment in BSkyB (2002)”), other adjustments mainly relate to less material reconciliation adjustments from French GAAP to US GAAP net income, thus not disclosed as specific line items: lease contracts, public service contracts in the environment business and reserves not recognized under US GAAP.

(e)	Under French GAAP, the capital loss amounted to -€1,793 million (please refer to note 3.1 “NBC-Universal transaction completed on May 11, 2004”). Under US GAAP, this transaction generated a capital gain of €407 million (please refer to note 32.9 “NBC-Universal transaction completed on May 11, 2004”).

(f)	Adoption of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which affects the treatment applied by Vivendi Universal to VUE Class A preferred interests (-€39 million), and SFAS 143 “Assets Retirement Obligations” (€7 million) as well as changes in the depreciation method used in respect of certain equipment by Veolia Environnement (€4 million).

(g)	Adoption of SFAS 142 Impairment. This impairment recorded under US GAAP in 2002, was effectively recorded under French GAAP in 2001. Please refer to note 32.7. “Impairment losses — SFAS 142”.

     The US GAAP net income (loss) is comprised of the following:

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros)
Income (loss) from continuing operations	2,897	(1,647)	(22,808)
Income (loss) from discontinued operations (net of tax of €0 million, €1 million and €64 million, respectively)(a)	36	317	(3,987)

US GAAP net income (loss) before cumulative effect of changes in accounting policy, after tax	2,933	(1,330)	(26,795)

Cumulative effect of changes in accounting policy, after tax	(12)	(28)	(17 062)

US GAAP net income (loss) — basic	€2,921	€(1,358)	€(43,857)

US GAAP net income (loss) — diluted	€2,971	€(1,358)	€(43,857)

(a)	Discontinued operations are disclosed in note 32.12 “Discontinued operations”.
32.3. Reconciliation of Net Income (Loss) Per Share to US GAAP

	Year Ended December 31,

	2004	2003	2002

	(In millions)
Weighted average number of shares outstanding under French GAAP	1,072.1	1,071.7	1,087.4
Treasury shares recorded as marketable securities	(0.6)	(0.1)	(0.5)

Weighted average number of shares outstanding under US GAAP	1,071.5	1,071.6	1,086.9
Vivendi Universal convertible 1.25% (OCEANE), fully repaid in cash in January 2004	—	—	18.8
Bonds convertible and exchangeable into Vivendi Universal shares (OCEANE) (January 2005)	—	16.7	16.7
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)	72.8	78.7	78.7
Exchangeable bonds issued in connection with the merger of Vivendi and Seagram in respect of Seagram’s former stock subscription plans granted to officers, management and employees	—	—	0.3
Vivendi Universal subscription plans	—	1.8	2.7
Vivendi Universal put options	—	—	19.9
Vivendi Universal stock option plan	6.7	—	1.1

Weighted average number of shares after dilutive effect under US GAAP	1,151.0	1,168.8	1,225.1

	Year Ended December 31,

	2004	2003		2002

	(In euros)
Earnings (loss) per share of common stock
Continuing operations	2.70	(1.54)		(20.98)
Discontinued operations	0.04	0.30		(3.67)

Total before cumulative effect of changes in accounting policy, after tax	2.74	(1.24)		(24.65)
Cumulative effect of changes in accounting policy, after tax	(0.01)	(0.03)		(15.70)

US GAAP net income (loss) per share of common stock — basic	€2.73	€(1.27)		€(40.35)

US GAAP net income (loss) per share of common stock — diluted	€2.58	€(1.27	)(a)	€(40.35	)(a)

(a)	For the years ended December 31, 2003 and 2002, potentially dilutive incremental shares have been excluded from the computation of diluted earnings per share because the inclusion of such potentially dilutive incremental shares would be anti-dilutive to the Company’s reported net loss for these periods.
32.4. Statement of Comprehensive Income (Loss)
      Under US GAAP, the following information would be presented within the Consolidated Financial Statements as either a separate statement or as a complement within the Consolidated Statement of Changes in Shareholders’ Equity:

	Year Ended December 31,

	2004		2003	2002

	(In millions of euros)
US GAAP net income (loss)	€2,921		€(1,358)	€(43,857)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	985		(1,367)	(3,615)
Unrealized gains (losses) on equity securities	397	(a)	293	(560)
Unrealized gains (losses) on cash flow hedges	16		161	—
Minimum pension liabilities adjustment	29		67	(19)

US GAAP comprehensive income (loss)	€4,348		€(2,204)	€(48,051)

(a)	In 2004, it included the change in unrealized gains (losses) on equity securities classified as available for sale for €670 million and the effect of the divestiture of Vivendi Universal’s interest in VUE for - €273 million.

32.5.	Reconciliation of Consolidated Statement of Cash Flows to US GAAP

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros)
Net cash provided by operating activities as reported in the Consolidated Statement of Cash Flows	€4,798	€3,886	€4,670
Adjustments to conform to US GAAP:
VE proportionate consolidation adjustment through June 30, 2002	—	—	(591)
VE equity-accounted from July 1, 2002	—	—	(969)

Net cash provided by operating activities under US GAAP	€4,798	€3,886	€3,110

Net cash provided by (used for) investing activities as reported in the Consolidated Statement of Cash Flows	€2,986	€(3,900)	€405
Adjustments to conform to US GAAP:
VE proportionate consolidation adjustment through June 30, 2002	—	—	850
VE equity-accounted from July 1, 2002	—	—	190

Net cash provided by investing activities under US GAAP	€2,986	€(3,900)	€1,445

Net cash used for financing activities as reported in the Consolidated Statement of Cash Flows	€(7,517)	€(4,313)	€(3,792)
Adjustments to conform to US GAAP:
VE proportionate consolidation adjustment through June 30, 2002	—	—	(145)
VE equity-accounted from July 1, 2002	—	—	1,067

Net cash used for financing activities under US GAAP	€(7,517)	€(4,313)	€(2,870)

32.6.	Summary of Significant Differences Between Accounting Policies Adopted by Vivendi Universal and US GAAP
      Vivendi Universal has prepared its Consolidated Financial Statements in accordance with French GAAP as of December 31, 2004, as discussed in note 1 “Summary of significant accounting policies and practices”. French GAAP differs in certain respects from US GAAP. For Vivendi Universal, the principal differences are as follows:

New US accounting standard applied by the Company from January 1, 2004
      In 2003, the FASB Emerging Issues Task Force (EITF) reached a consensus on Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 addresses certain aspects of the accounting by a company of arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted this EITF on January 1, 2004. The impact of EITF 00-21 on Vivendi Universal’s net income was insignificant.

Principles of consolidation

•	Use of the proportionate consolidation method
      As discussed in note 1 “Summary of significant accounting policies and practices”, under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are proportionally consolidated. Only some Veolia Environnement subsidiaries were proportionally consolidated in the consolidated financial statement up to December 31, 2002, after which Veolia Environnement was equity accounted. Under US GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held and the rights of each shareholder. This difference in accounting standard has no effect on either net income or shareholders’ equity. Summarized financial information for major investments accounted for using the proportionate consolidation method was as followed:

December 31,
2002

(In millions
of euros)
Revenues	€5,570
Operating income	464
Net income	204

Net cash provided by operating activities	€591
Net cash used for investing activities	(850)
Net cash provided by financing activities	145

•	Special purpose entity
      Under French GAAP, until December 31, 2003, Special Purpose Entities were included in the scope of consolidation whenever one or more controlled enterprises had in substance, by virtue of contracts, agreements or statutory clauses, control of the entity and owned at least one ownership share. The Financial Security Law (Loi sur la Sécurité Financière) enacted on August 1, 2003, includes an accounting stipulation that cancels the requirement to own an interest in an entity for its consolidation whenever the entity is deemed to be controlled in substance. This stipulation, which took effect on January 1, 2004, resulted in an amendment to CRC Rule 99-02 by issuance of CRC Rule 04-03 dated May 4, 2004. Consequently, Vivendi Universal fully consolidates since January 1, 2004, some Special Purpose Entities used for the defeasance of certain real estate assets and Qualified Technological Equipment operations which were already consolidated under US GAAP (please refer to note 1.1. “New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities”).
      Under US GAAP, Special Purpose Entities (SPE) are included in the scope of consolidation whenever one or more enterprises controlled by Vivendi Universal control them, even if those enterprises do not hold an ownership share in these entities. In 2003, the FASB issued Interpretation No. 46, as revised (FIN 46) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”.
      FIN 46 introduces a variable interest model to determine control and consolidation of variable interest entities (VIE). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN 46 applies to those entities that are considered to be special purpose entities under previously existing US GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual VIEs created after July 1, 2003. For all remaining entities that are subject to FIN 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.
      The adoption of FIN 46 had no material effect on the results of operations or financial position of Vivendi Universal, as Special Purpose Entities used for the defeasance of certain real estate assets and Qualified Technological Equipment operations were already consolidated under US GAAP as previously mentioned.

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
      SFAS 141 requires the use of the purchase method of accounting for all business combinations completed after June 30, 2001, forbidding the use of “pooling of interests”, and further clarifies the criteria for the recognition of intangible assets separately from goodwill. As such, it is likely that more intangible assets will be recognized under SFAS 141 than under previous guidance while in some instances previously recognized intangibles will be included as part of goodwill.
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
      Vivendi Universal adopted SFAS 142 effective January 1, 2002, and in accordance with its provisions ceased amortizing goodwill (including goodwill included in the carrying value of certain equity-accounted investments) and other indefinite-lived intangible assets. Additionally, upon adoption of SFAS 142, Vivendi Universal recorded a non-recurring, non-cash impairment charge of approximately €17 billion to reduce the carrying value of its goodwill to its implied fair value. The charge, which is non operational in nature, was recorded as a cumulative effect of a change in accounting policy.

Intangible assets
      Under French GAAP, certain types of advertising costs are capitalized and amortized over their useful lives. Business trademarks acquired in a purchase business combination are not required to be amortized. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed upon first broadcast or showing of the film. Under US GAAP, advertising costs are charged to expenses in the period they are incurred. Trademarks acquired are amortized over their estimated useful life. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed over the estimated number of times the film or program is broadcast.

Impairment of long-lived assets
      As required under both French and US GAAP, Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable.
      Under French GAAP, the impairment is measured by comparing the net book value with the current value of the asset where the current value depends on the underlying nature of its market value or value in use. The value in use is generally determined using the discounted future cash flows method.
      Under US GAAP, until December 31, 2001, measurement of any impairment was based on the provisions of SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of (SFAS 121). SFAS 121 required that an impairment loss be recognized whenever the sum of the undiscounted future cash flows estimated to be generated from the use and ultimate divestiture of an asset were less than the net carrying value of it.

      From January 1, 2002, SFAS 144 replaces SFAS 121 and while it supersedes APB Opinion 30, Reporting the Results of operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, under SFAS 144, discontinued operations are recorded at the lower of their carrying amount and fair value less cost to sell, and future operating losses are no longer recognized before they occur. Under SFAS 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.
      SFAS 144 has been applied since January 1, 2002 and the adoption of SFAS 144 had no material impact on the Company’s results of operations or on its financial position. In 2003, SFAS 144 concerned Vivendi Universal’s interest in VUE (please refer to note 32.9. “NBC-Universal transaction completed on May 11, 2004”).
     Assets retirement obligations
      Under US GAAP (SFAS No 143), the liability for asset retirement obligations is recognized at the discounted value for the estimated amount of the overall obligation at the in-service date of the related asset. The asset retirement costs engaged after the in-service date of the assets are capitalized as part of long-lived assets and depreciated over their residual life.
     Derivative financial instruments
      Under French GAAP, derivative financial instruments that meet hedge criteria are not recorded on the Consolidated Statement of Financial Position. The impact of such derivative financial instruments on the Consolidated Statement of Income matches the flows generated by the hedged underlying. Provisions are recorded in respect of financial instruments which do not meet hedge criteria when their marked value is negative. There is no formal documentation or testing framework for justifying application of hedge accounting or the matching of hedging instruments to an underlying.
      Under US GAAP, Vivendi Universal adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. Upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) were recognized in the US GAAP statement of financial position at their fair values. Changes in the fair value of derivative instruments are recorded each period in current earnings or accumulated other comprehensive income, depending on whether the derivative is used to hedge fair value or cash flow exposures. Changes in derivative fair values that are designated as fair value hedges are recognized in “financing and other expenses, net” as offset to the changes in fair value of related hedged assets, liabilities or firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings at the same time the hedged transaction is recognized in earnings. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. The ineffective portion of a hedging derivative’s change in fair value is reported in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133 are recorded at their fair value and the change in fair value is recognized in current earnings.
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

Other Equity
      Under French GAAP, the Notes Mandatorily Redeemable for New Shares of Vivendi Universal issued in November 2002 are classified as other equity. Under US GAAP, these notes are considered a liability, but the Company would present them separately from other components of the Company’s debt since, unlike the Company’s other debt, extinguishment will not require the transfer or use of the Company’s assets.

Financial Instruments with Characteristics of both Liabilities and Equity
      Under US GAAP (SFAS No 150), the financial instruments issued by a company after June 15, 2003, mandatorily redeemable in cash or against other assets must be recorded as liabilities (or as assets in some cases). Thus, on July 1, 2003, Vivendi Universal transferred mandatorily redeemable preferred interests with a value of $750 million from minority interests to borrowings. In addition, Vivendi Universal recorded a cumulative effect adjustment, after tax, of -€39 million in order to mark-to-market the VUE A preferred interests as of the date of adoption of SFAS No. 150. These preferred interests were transferred to NBC Universal in May 2004.

Treasury shares
      Under French GAAP, treasury shares are recorded as a reduction in shareholders’ equity except when the shares have been acquired to stabilize the market price or in connection with stock options granted to employees, in which case they are recorded as marketable securities. Gains or losses on the divestiture of treasury shares recorded as marketable securities are recorded in current period earnings. Under US GAAP, treasury shares are recorded as a reduction in shareholders’ equity. Gains or losses on the divestiture of treasury shares are recognized as an adjustment to shareholders’ equity.

Employee benefit plans
      Under French GAAP, since January 1998, Vivendi Universal has recorded its pension obligations, covering all eligible employees, using the projected unit credit method. Under US GAAP, the projected unit credit method was required from January 1, 1989. The transition obligation or fund excess determined as of

January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date. No minimum liability adjustment is recognized in French GAAP, whereas US GAAP require the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction in shareholders’ equity, net of tax. US GAAP do not permit the recognition of an asset if the fair value of the plan assets is less than the accumulated benefit obligation.
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

Share based compensation
      Under French GAAP, on the issuance of new shares, shareholders’ equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of historical cost, fair value and the strike price of the stock-options hedged. Vivendi Universal recognizes any resulting holding gain in the period that the shares are sold to the plan. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are transferred from marketable securities to share capital. In accordance with French GAAP, Vivendi Universal does not record a compensation expense in respect of share based plans with a discounted strike price of up to 20% compared to the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors.
      Under US GAAP, plans that sell or grant common shares or stock options to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a stock purchase plan is deemed to be compensatory, compensation arising from such plan is measured based on the intrinsic value of the shares sold or options granted to employees. If a stock option plan is deemed to be compensatory, the compensation expense is calculated as the difference between the fair value of the stock at the grant date and the strike price. The compensation expense for compensatory Share based compensation plans is generally recognized over the vesting period.
      Vivendi Universal accounts for its stock compensation arrangements under the intrinsic value method in accordance with Accounting Principles Board (APB) opinion No 25, Accounting for stock issued to employees, and FASB interpretation No 44, Accounting for Certain Transactions Involving Stock Compensation. The Company has adopted the disclosure - only provisions of FASB Statement No 123, Accounting for Share based compensation. If Vivendi Universal had elected to recognize a compensation expense for the granting of options under stock option plans based on the fair value at the grant date consistent with the methodology prescribed by Statement No 123, net income (loss) and net income (loss) per share would have been reported at the following pro forma amounts.

	Year Ended December 31,

	2004	2003	2002

	(In millions of euros, except per
	share amount)
Net income (loss) under US GAAP as reported	€2,921	€(1,358)	€(43,857)
Add: Share based employee compensation expense included in reported net income, net of related tax effects	13	24	68
Deduct: Total share based employee compensation expense determined using the fair value method for all awards, net of related tax effects	(87)	(214)	(524)

Pro forma net income (loss) under US GAAP	€2,847	€(1,548)	€(44,313)

Income (loss) per share — basic:
As reported	€2.73	€(1.27)	€(40.35)
Pro forma	€2.66	€(1.44)	€(40.77)
Income (loss) per share — diluted:
As reported	€2.58	€(1.27)	€(40.35)
Pro forma	€2.52	€(1.44)	€(40.77)

Operating expenses

• Shipping and handling costs
      Some shipping and handling costs are not included in the cost of revenue line item. These costs amounted to €16 million (excluding Vivendi Universal Entertainment), €18 million, and €130 million in 2004, 2003 and 2002, respectively.
      Shipping and handling costs reimbursed by customers for invoice charges such as postage, freight packing and small order surcharges are recorded as revenue under US GAAP. The total of these amounts was €16 million in 2004, €26 million in 2003 and less than €65 million in 2002.

• Slotting fees and cooperative advertising programs
      Slotting fees and cooperative advertising are generally recorded as a reduction in revenues. However, cooperative advertising at VUG and placement costs and other price support classified and administered as cooperative marketing costs at UMG in 2002 were treated as marketing expenses under French GAAP. Under US GAAP these expenses would have been treated as a reduction in sales. The impact of this difference was insignificant in 2004 and in 2003 and €101 million in 2002.

• Advertising costs
      The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of Vivendi Universal’s corporate name have been capitalized and are amortized over five years. These advertising expenses were approximately €0.7 billion (excluding Vivendi Universal Entertainment) in 2004, €1.3 billion in 2003 and €1.5 billion in 2002.

New accounting standards to be applied by the Company from January 1, 2005 or January 1, 2006

• International financial reporting standards (“IFRS”) in 2005
      In compliance with European regulation n°1606/2002 applicable to listed companies on stock exchanges within the European Union (EU) and IFRS 1 «First time adoption of International Financial Reporting Standards», Vivendi Universal consolidated financial statements will as of January 1, 2005 be established in accordance with the International Financial Reporting Standards (IFRS) in force on December 31, 2005. Following the recommendation of “Autorité des Marchés Financiers”, comparative financial information (i.e. consolidated statement of financial position as of January 1st , 2004 and December 31, 2004 and consolidated statement of income for the year ended December 31, 2004) was established, in accordance with IFRS standards in force on December 31, 2004, and published on April 14, 2005.
      The Company is in progress of analyzing the main differences in accounting principles as compared with US GAAP currently applied by the Company and is evaluating the impacts of those differences.
      Following the amendments to the Form 20-F adopted by the SEC, Vivendi Universal will disclose in its 2005 Form 20-F two years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate disclosure, and the reconciliation of financial statement items to US GAAP.

• SFAS No. 123R “Share Based Payment” in 2006
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123R”), which is a revision of Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Statement No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends Statement No. 95, “Statement of Cash Flows”. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. The statement was initially to be effective in the first interim or annual reporting period beginning after June 15, 2005.
      On April 21, 2005, the Security and Exchange Commission adopted an amendment to rule 4-01(a) of regulation S-X regarding the compliance dates for SFAS No. 123R. The Commission’s new rule allows companies to implement this statement at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. As a result, Vivendi Universal will implement Statement No. 123R on January 1, 2006.
      SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. Vivendi Universal has, as of January 1, 2006, decided to apply for the alternative number 1.

32.7.	Impairment Losses — SFAS 142
      Vivendi Universal adopted SFAS 142 effective January 1, 2002. The adoption of SFAS 142 required the Company to cease the amortization of goodwill, and to test goodwill and indefinite-lived intangible assets for potential impairment, although goodwill on business combinations consummated after July 1, 2001 had not been amortized.
      Upon adoption of the new standard, Vivendi Universal completed its initial review for impairment, which required the allocation of goodwill and other intangible assets to various reporting units. The fair value of each reporting unit was compared to its carrying value to determine if there was potential impairment. When the fair value of the reporting unit was less than its carrying value, an impairment loss was recognized to the extent that the fair value of goodwill and other intangible assets within the reporting unit was less than the carrying value. Fair value of goodwill and other intangible assets was determined using a discounted cash flow approach, supported by a market approach, reviewed by third-party appraisers. The total impairment loss resulting from the adoption of SFAS 142 was approximately €17.1 billion, which was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002. This loss primarily reflected the continued deterioration of the economy since December 2001, as well as the resulting decline in value of some media and telecom assets, which had occurred since the Vivendi, Seagram and Canal+ merger was announced in June 2000, combined with the impact of the increase in the future financing cost due to the liquidity issues of the Company in 2002.
      As of October 1, 2002, Vivendi Universal performed its annual impairment review. The total impairment loss resulting from this annual impairment review of goodwill in accordance with SFAS 142 was approximately €16.1 billion, which was recorded as a charge in US GAAP net income (loss) as of December 31, 2002. Fair value of other intangibles was determined using a discounted cash flow approach, supported by a market approach, reviewed by third-party appraisers.
      In the fourth quarter of 2003, Vivendi Universal performed its annual impairment review using the same methods. As a result, impairment losses of €1,155 million were recorded in US GAAP net income (loss) as of December 31, 2003.
      In 2004, total impairment losses recorded amounted to €31 million and were recognized as a deduction in goodwill (€26 million) and intangible assets (€5 million).
      Valuation procedures implemented and assumptions made to assess the fair value of reporting units are summarized in notes 1.10.5 “Impairment of long-term assets” and 4.4 “Impairment losses” to the Consolidated Financial Statements.
      The change in the carrying value of goodwill for the years ended December 31, 2004, 2003 and 2002 was as follows:

	Goodwill, net

			Changes in	Foreign
	Net Balance at		Consolidation	Currency	Net Balance at
	January 1,	Impairment	Scope and	Translation	December 31,
	2004	losses	other	Adjustment	2004

	(In millions of euros)
Canal+ Group	€3,612	€(21)	€190	€—	€3,781
Universal Music Group	3,677	(5)	(72)	(299)	3,301
Vivendi Universal Games	108	—	(15)	(10)	83
SFR Cegetel	3,905	—	(227)	—	3,678
Maroc Telecom	787	—	880	(12)	1,655
Non core operations	79	—	(79)	—	—

Total	€12,168	€(26)	€677	€(321)	€12,498

	Goodwill, net

			Changes in		Foreign
	Net Balance at		Consolidation		Currency	Net Balance at
	January 1,	Impairment	Scope and		Translation	December 31,
	2003	losses	other		Adjustment	2003

	(In millions of euros)
Canal+ Group	€3,909	€(165)	€(131)		€(1)	€3,612
Universal Music Group	6,112	(982)	(944)		(509)	3,677
Vivendi Universal Games	120	—	—		(12)	108
Vivendi Universal Entertainment	4,743	—	(4,743	)(a)	—	—
SFR Cegetel	1,466	—	2,439	(b)	—	3,905
Maroc Telecom	817	—	(30)		—	787
Non core operations	200	(8)	(113)		—	79

Total	€17,367	€(1,155)	€(3,522)		€(522)	€12,168

(a)	Under US GAAP, VUE was classified as asset held for sale. Please refer to note 32.9. “NBC-Universal transaction completed on May 11, 2004”.

(b)	Please refer to note 32.11. “Purchase price allocation of the 26% interest in SFR (2003)”.

	Goodwill, net

			Impairment losses (a)
					Changes in	Foreign
	Net Balance		At adoption	Year ended	Consolidation	Currency	Net Balance at
	at January 1,	Reclassification	(January 1,	December 31,	Scope and	Translation	December 31,
	2002	and Other	2002)	2002	other	Adjustment	2002

	(In millions of euros)
Canal+ Group	€16,435	€(350)	€(7,590)	€(5,336)	€750	€—	€3,909
Universal Music Group	15,862	—	(3,900)	(4,718)	49	(1,181)	6,112
Vivendi Universal Games	164	(31)	—	—	—	(13)	120
Vivendi Universal Entertainment	9,360	—	(2,660)	(8,161)	7,866	(1,662)	4,743
SFR Cegetel	1,466	—	—	—	—	—	1,466
Maroc Telecom	1,247	600	(700)	(330)	—	—	817
Non core operations	4,526	200	(260)	(807)	(3,426)	(33)	200
Holding and Corporate	1,368	(1,368)	—	—	—	—	—
Veolia Environnement	7,499	900	(1,522)	—	(6,485)	(392)	—

Total	€57,927	€(49)	€(16,632)	€(19,352)	€(1,246)	€(3,281)	€17,367

(a)	At December 31, 2002, impairment losses not only included €16,146 million relative to the annual impairment review of goodwill prescribed by SFAS 142, but also included €4,486 million relative to various entities held for sale (€2,564 million for Canal+ Group, €462 million for Internet operations, €206 million for VTI and €130 million for Vivendi Universal Publishing). Impairment losses did not include €430 million (€300 million for Elektrim Telekomunikacja and €130 million for Vizzavi Europe) as of January 1, 2002 and €1,115 million (€503 million for Sportfive, €374 million for Sogecable, €206 million for Telecom Développement and €32 million for Elektrim Telekomunikacja) at December 31, 2002.

     Vivendi Universal other intangible assets primarily consist of:

	Balance at					Foreign
	December 31,					Currency	Changes in Scope	Balance at
				Addition/	Divestiture/	Translation	of Consolidation	December 31,
	2002	2003(a)		Allocation	Reversal	Adjustment	and Other	2004

	(In millions of euros)
Other intangible assets	€20,417	€16,218		€600	€(64)	€(702)	€(1,433)	€14,619
Accumulated amortization	(6,870)	(9,213)		(1,000)	49	423	524	(9,217)

Other intangible assets, net	€13,547	€7,005		€(400)	€(15)	€(279)	€(909)	€5,402

Other finite-lived intangible assets:
Audiovisual and music rights	5,558	3,475		(195)	(22)	(265)	(659)	2,334
Trade names, market shares and editorial resources	39	599	(b)	(162)	(2)	(5)	(14)	416
Film costs, net of amortization	3,599	550		(83)	—	(2)	(119)	346
Telecom licenses	967	923		(44)	—	(6)	8	881
Software	50	696		55	9	(1)	(100)	659
Other	367	498		29	—	—	(25)	502

Total	€10,580	€6,741		€(400)	€(15)	€(279)	€(909)	€5,138

Other indefinite-lived intangible assets:
Brands, trade names and other	2,298	264	(b)(c)	—	—	—	—	264
Multiple service operator (MSO) agreements	669	—		—	—	—	—	—

Total	€2,967	€264		€—	€—	€—	€—	€264

(a)	Under US GAAP, VUE was classified as an asset held for sale. Please refer to note 32.9. “NBC-Universal transaction completed on May 11, 2004”.

(b)	Mainly related to SFR market share (gross value of €650 million) and trade name (€264 million). Please refer to note 32.11. “Purchase price allocation of the 26% interest in SFR (2003)”.

(c)	The significant reduction as at December 31, 2003 compared with December 31, 2002 primarily results from the divestiture of Telepiù in May 2003.
     Other intangible assets under French GAAP are detailed in note 5 “Other intangible assets as of December 31, 2004, 2003 and 2002”. Under US GAAP, the deferred charges of €75 million would be classified as other non current assets instead of other intangible assets.

32.8. Film and Television Costs

	December 31,

	2004	2003			2002

	Canal+	Canal+	Vivendi Universal		Canal+	Vivendi Universal
	Group	Group	Entertainment(a)	Total	Group	Entertainment(a)	Total

	(In millions of euros)
Theatrical film costs:
Released, less amortization	€303	€301	€956	€1,257	€350	€1,085	€1,435
Completed, not released	—	52	52	104	8	5	13
In production	33	81	389	470	62	583	645
In development	—	—	15	15	—	17	17

	€336	€434	€1,412	€1,846	€420	€1,690	€2,110

Television costs:
Released, less amortization	6	13	424	437	24	483	507
Completed, not released	—	—	18	18	—	32	32
In production	4	8	17	25	26	77	103
In development	—	—	—	—	—	2	2

	€10	€21	€459	€480	€50	€594	€644

Program costs, less amortization:
Current	—	—	192	192	—	241	241
Non current	—	—	211	211	—	303	303

	€—	€—	€403	€403	€—	€544	€544

Total	346	455	2,274	2,729	470	2,828	3,298
Less current portion	—	—	192	192	—	241	241

Film costs, net of amortization	€346	€455	€2,082	€2,537	€470	€2,587	€3,057

(a)	In May 2004, Vivendi Universal divested 80% of its stake in VUE. Please refer to note 32.9 “NBC-Universal transaction completed on May 11, 2004”.
     At Canal+ Group, based on management total gross revenue estimates as of December 31, 2004, approximately 38% of completed and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized during 2005, and approximately 87% by December 31, 2007. Amortization of acquired film libraries in 2004, 2003 and 2002 was €35 million, €33 million and €31 million, respectively. As of December 31, 2004, the Company estimated that approximately €50 million of accrued participation and residual liabilities will be payable in 2005.
32.9. NBC-Universal Transaction Completed on May 11, 2004

The transaction
      On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE). This transaction was completed on May 11, 2004. From an accounting standpoint, it resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE and a concurrent acquisition of a 20% interest in NBC. The new company, called NBC Universal (NBCU), is 80% owned by GE, with 20% held by Vivendi Universal (through its subsidiary, Universal Studios Holding Corp.). Please refer to note 3.1 “NBC-Universal transaction completed on May 11, 2004”.
      In addition, on June 7, 2005, Vivendi Universal, NBCU and InterActiveCorp (IAC) unwound IAC’s interests in VUE through the purchase by NBCU of IAC’s common and preferred interests in VUE. The unwinding of IAC’s interests was funded in part through (i) the sale of treasuries applied for the defeasance of the covenants of the VUE Class A preferred interests, (ii) the exchange of 56.6 million shares of IAC stock securing the put/call rights relating to the VUE Class B preferred interests and (iii) capital contributions of $160 million by Vivendi Universal, through its subsidiary Universal Studios Holding. As a result of the unwinding of IAC’s interests, Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated (please refer to Note 28.3). As part of the unwinding, Vivendi Universal and IAC also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and GE agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its rights to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU. This transaction had no impact on the Consolidated Financial Statements as at December 31, 2004.

Classification of Vivendi Universal’s interest in VUE in the statement of financial position

French GAAP
      The signing of the agreement on October 8, 2003, had no impact on the 2003 Vivendi Universal French GAAP financial statements since Vivendi Universal consolidated VUE until the closing of the transaction, on May 11, 2004.

US GAAP
      Under US GAAP, Vivendi Universal accounted for VUE as an asset held for sale from the signing of the transaction. Therefore, the assets and liabilities of VUE were presented separately in the asset and liability sections, respectively, of the consolidated statement of financial position as of December 31, 2003.

Accounting for the divestiture of VUE

French GAAP
      As of December 31, 2003, the fair value of VUE denominated in US dollars, as per the VUE/ NBC combination agreement exceeded its carrying value denominated in US dollars. However, due to the evolution of the US dollar/euro exchange rate between the date of Vivendi Universal’s acquisition of Universal Studios in December 2000 and the entertainment assets of InterActiveCorp in May 2002 and December 31, 2003, a foreign cumulative translation adjustment was recorded as a reduction in shareholders’ equity through the currency translation adjustment account. Under French GAAP, at December 31, 2003, this foreign cumulative translation adjustment was not taken into consideration when determining the estimated gain or loss relating to the divestiture of 80% of Vivendi Universal’s interest in VUE. Therefore, it had no impact on 2003 Vivendi Universal net income under French GAAP. Upon closing of the transaction, Vivendi Universal reclassified to net income, in proportion to the divested economic interests, the foreign cumulative translation adjustment related to VUE. The related foreign currency loss, i.e. €2,105 million, reduced net income but did not impact either shareholders’ equity or the cash position of Vivendi Universal. The capital loss amounted to €1,793 million (please refer to Note 3.1 “NBC-Universal transaction completed on May 11, 2004”).

US GAAP
      Under US GAAP, as an asset held for sale as of December 31, 2003, VUE should be measured at the lower of carrying value or fair value less costs to sell. EITF 01-5 requires that, for the purposes of this measurement, the carrying value should also include that portion of the cumulative translation adjustment which will be reclassified to earnings at the time of divestiture. As a result, the carrying value of VUE was reduced and a corresponding impairment loss of €920 million was recognized in 2003. In addition, long-lived assets which were part of the VUE divestiture group were no longer impaired or depreciated.

      Upon closing of the transaction, Vivendi Universal reclassified to net income, in proportion to the divested economic interests, the foreign cumulative translation adjustment generated between January 1, 2004 and May 11, 2004. The capital gain, which amounts to €407 million, is presented in the following table:

Vivendi Universal’s
share(a)

(In millions of euros)
Cash proceeds	€2,845
Fair value of received interest in NBC	4,552

Total consideration received	7,397
Carrying value of the divested assets	(4,673)
Cost of the defeasance of covenants of the VUE Class A preferred interests	(607)
Net costs of the dividends on the VUE Class B preferred interests	(275)
Other costs	(314)

Capital gain before taxes	1,528
Taxes	(244)

Capital gain after taxes	1,284
Foreign currency translation adjustment reclassified to net income	(1,911)
Other comprehensive income	114
Reversal of the impairment loss recognized as of December 31, 2003	920

Capital gain, net	€407

(a)	After minority interests who indirectly held 7.7% of VUE’s interests.
     Summarized standalone financial information related to NBC Universal under US GAAP:

Year Ended
December 31, 2004

(In millions of euros)
Revenues	€8,139
Cost of revenues	(5,477)
Net income	958
Current assets	4,433
Non-current assets	21,492

Total asset	€25,925

Current liabilities	3,587
Non-current liabilities	4,870
Minority interest(a)	1,588
Shareholders’ equity	15,880

Total liabilities and shareholders’ equity	€25,925

(a) Includes VUE Class B preferred interests.

32.10.	Agreement to Acquire 16% of the Share Capital of Maroc Telecom (November 2004)
      The Kingdom of Morocco and Vivendi Universal signed on November 18, 2004 a share purchase agreement in the form of a firm commitment for Vivendi Universal to purchase from the Kingdom of Morocco 16% of the share capital of Maroc Telecom for €1,100 million. The transaction was executed on January 4, 2005. Please refer to Note 30 (d) “Significant subsidiaries as of December 31, 2004 and 2003”.

French GAAP
      As of December 31, 2004, no liability was recognized in the consolidated statement of financial position with respect to this commitment.

US GAAP
      As prescribed by SFAS 150, a financial liability was recognized for an amount of €1,100 million against minority interests in the US GAAP consolidated statement of financial position as of December 31, 2004.

32.11.	Purchase Price Allocation of the 26% Interest in SFR (2003)
      As described in note 4.2 “Purchase price allocation of the 26% interest in SFR (formerly known as Cegetel Groupe S.A.)”, in January 2003, Vivendi Universal purchased BT Group’s 26% interest in SFR. Note 4.2 presents the allocation of the purchase price in accordance with French GAAP, while the following table presents the purchase price allocation as prescribed under US GAAP.

26% interest in SFR

(In millions of euros)
Net assets acquired (26% interest)	€917
SFR tradename	264
Market share	650
Deferred tax liabilities, net(a)	(241)
Goodwill	2,421

Purchase price	€4,011

(a) Includes deferred tax liabilities of €329 million and deferred tax assets of €88 million.
     Under French GAAP, acquired intangible assets are considered to be indefinite-lived assets and thus not amortized. However, they are subject to a regular impairment test.
      Under US GAAP, acquired market share is amortized over periods ranging from 3 to 5 years. The related charge amounted to €147 million in 2004 and €138 million in 2003. In addition, a deferred tax liability has been recognized against both SFR trade name and the customer relationship, which increases the amount of goodwill. The excess of the total consideration paid over the fair value of net assets acquired was recorded as goodwill, which is not amortized under US GAAP.
      In addition, as required by SFAS 109, a deferred tax asset has been recognized in the amount of 26% of all tax savings recognized by SFR since the purchase date, thus decreasing goodwill and reducing net income by the same amount.

32.12.	Discontinued Operations
      In the context of the divestiture program launched in the second half of 2002, Vivendi Universal entered into certain significant transactions that qualify as discontinued operations as follows: 2002 transactions comprise the divestiture of the publishing businesses; 2003 transactions comprise the divestiture of Comareg/ Express-Expansion, Matel, Telepiù, Canal+ Nordic, Canal+ Benelux; 2004 transactions related to this program comprise mainly the divestiture of Atica & Scipione, Monaco Telecom and Kencell. The contribution of these companies to consolidated revenues and net income (loss) as well as the gain (loss) recorded on these divestitures were as follows

							Gain (loss) on divestitures(b)

	Revenues			Net income (loss)(a)			2004			2003			2002

	2004	2003	2002	2004	2003	2002	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

	(In millions of euros)
2004 — divestitures
Atica & Scipione	€—	€87	€90	€—	€—	€5	€(8)	€—	€(8)	€—	€—	€—	€—	€—	€—
Monaco Telecom	72	170	175	6	16	16	(4)	—	(4)	—	—	—	—	—	—
Kencell	47	100	105	4	(5)	(111)	38	—	38	—	—	—	—	—	—
2003 — divestitures
Comareg/Express-Expansion	—	128	573	—	5	(163)	—	—	—	152	(17)	135	—	—	—
Matel — VTH	—	61	177	—	(21)	(294)	—	—	—	42	—	42	—	—	—
Telepiù	—	311	795	—	(20)	(1,444)	—	—	—	234	13	247	—	—	—
Canal+ Nordic	—	123	165	—	(27)	(253)	—	—	—	17	1	18	—	—	—
Canal+ Benelux	—	221	225	—	(84)	(380)	—	—	—	33	4	37	—	—	—
2002 — divestitures
Publishing	—	—	—	—	—	66	—	—	—	(26)	—	(26)	(1,493)	64	(1,429)

Total	€119	€1,201	€2,305	€10	€(136)	€(2,558)	€26	€—	€26	€452	€1	€453	€(1,493)	€64	€(1,429)

(a)	Income (loss) from operations of discontinued component (less applicable income taxes if any) — before any gain (loss) on divestiture.

(b)	Gain (loss) on divestitures (less applicable income taxes if any).

32.13.	Divestiture of Investment in BSkyB (2002)

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
      The two British companies were financed by the issuance of bonds exchangeable into BSkyB shares. The bonds, which mature in October 2005, were sold to a financial institution to which the BSkyB shares were pledged. Concurrently, Vivendi Universal and the same financial institution entered into a total return swap agreement with a nominal value of £2.5 billion or 629 pence per share (sale price of 616 pence per share plus 13 pence per share for financing the exchangeable bond). The total return swap agreement resulted in Vivendi Universal retaining the financial risk or benefit associated with BSkyB’s market value until no later than October 2005. At inception, the swap had a notional value of £2.5 billion and a nil fair market value. The swap featured a resetting mechanism at the end of each calendar quarter or each trigger date (any date on which the BSkyB share price varied by more than 10% since the preceding quarter-end or previous trigger date). In the event the BSkyB share price fell below 629 pence per share, Vivendi Universal would have to pay the difference to the financial institution at the end of each calendar quarter or immediately if the share price fell by more than 10%. In the event the BSkyB share price increased above 629 pence per share, the difference was posted to a deferred account until the swap agreement matured. Additionally, at the end of each calendar quarter Vivendi Universal incurred interest at Libor +0.60% on the nominal value of the swap. The European Commission designated an independent expert to verify the legality of the transaction. Based on his findings, the European Commission concluded that the transaction was compliant with requirements imposed in October 2000. On behalf of the European Commission, the independent expert has continued to monitor Vivendi Universal’s commitments related to the transaction until its conclusion.

      In December 2001, the financial institution issued share certificates exchangeable for 150 million BSkyB shares, representing 37% of the shares held by the British companies. At the same time, Vivendi Universal and the financial institution agreed to reduce the nominal value of the total return swap by the same proportion (37%). This definitively established the value of the 150 million BSkyB shares at 700 pence per share, including a block discount of 11% (higher than a standard discount due to the characteristics of the financial instrument placed on the market).
      In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the Qualified Special Purpose Entities (QSPE), and concurrently, Vivendi Universal and the financial institution terminated the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal’s payment of related costs.

French GAAP
      Under French GAAP, the divestiture of the investment in BSkyB was not recognized as a sale in 2001 because, although the beneficial interests of the two British companies were held by the financial institution, Vivendi Universal remained a shareholder of the two companies and retained the financial exposure relative to their assets through the total return swap agreement. Accordingly, an asset representing the BSkyB shares held by the British companies (€1,547 million) and a liability representing the borrowings (€3,948 million) used to acquire them were recorded in Vivendi Universal’s consolidated financial statements. However, the December 2001 capital gain before tax of €1.1 billion was recognized as definitive due to the reduction in the nominal value of the total return swap in connection with the issuance of 150 million exchangeable shares certificates.
      In May 2002, as a result of the termination of the total rate of return swap on those shares, Vivendi Universal recognized a pre-tax gain of approximately €1.6 billion, net of expenses, and was able to reduce financial gross debt by approximately €4 billion.

US GAAP
      Under US GAAP, the divestiture of the BSkyB shares to the two British companies was recognized as a sale as defined by SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities replacing FASB Statement 125, as the British companies met all the criteria of QSPE. Consequently, a €1.3 billion pre-tax capital gain was recognized in 2001. The total return swap was accounted for as a derivative instrument under SFAS 133, at fair value with changes in fair value recognized in current period earnings. It was recognized as income in the amount of €523 million at December 31, 2001.
      As a result of the termination of the total return swap in May 2002, Vivendi Universal recognized a pre-tax loss of €523 million.
32.14. Accounting for Veolia Environnement (2002)

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

      The following special purpose condensed statement of income and statement of cash flows have been prepared using French GAAP financial data, with Vivendi Universal’s investment in Veolia Environnement equity accounted from July 1, 2002. The statement of income should be read in conjunction with the reconciliation of net income under French GAAP to US GAAP included in note 32.2. “Reconciliation of net income (loss) to US GAAP”.

CONDENSED SPECIAL PURPOSE STATEMENT OF INCOME

Year Ended
December 31, on
the Basis
Described Above
2002

(In millions
of euros)
Revenues	€43,063
Cost of revenues	(28,754)
Selling, general and administrative expenses	(10,871)
Other operating expenses, net	(550)

Operating income	2,888
Financing expense	(996)
Other financial expenses, net of provisions	(3,535)

Loss before gain on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	(1,643)
Gain on businesses sold, net of provisions	1,694
Income tax	(2,416)

Loss before equity affiliates, goodwill amortization and minority interests	(2,365)
Equity in earnings of sold subsidiaries	17
Loss from equity affiliates	(685)
Goodwill amortization	(1,129)
Impairment losses	(18,442)

Loss before minority interests	(22,604)
Minority interests	(697)

Net loss	€(23,301)

Basic loss per share	€(21.43)

Adjustments to conform to US GAAP
Cumulative effect of changes in accounting policy, after tax, impairment resulting from adoption of FAS 142	€(15,540)
Business combination/goodwill	(36)
Impairment	(4,147)
Intangible assets	(5)
Financial instruments	1,348
Employee benefit plans	(70)
Other	(2,076)
Tax effect	1,440
US GAAP adjustments in respect of Veolia Environnement	(1,470)

Sub-total	(20,556)

US GAAP net loss	€(43,857)

CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS

Year Ended
December 31,
on the basis
described above
2002

(In millions
of euros)
Cash flow — operating activities
Net loss	€(23,301)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	23,163
Financial provisions and provisions related to businesses sold	2,839
Gain on sale of property, plant and equipment and financial assets	(2,119)
Undistributed earnings from equity affiliates, net of dividends	840
Reversal of equity in (losses) earnings of businesses sold	(17)
Deferred taxes	1,704
Minority interests	697
Changes in working capital	(517)

Net cash provided by operating activities	3,289
Cash flow — investing activities
Capital expenditures	(2,837)
Proceeds from sales of property, plant and equipment and intangible assets	217
Purchases of investments	(4,682)
Sales of investments	9,714
Net decrease (increase) in financial receivables	(1,626)
Sales (purchases) of marketable securities	312

Net cash provided by investing activities	1,098
Cash flow — financing activities
Proceeds from issuance of borrowings and other long-term liabilities	2,152
Principal payment on borrowings and other long-term liabilities	(1,515)
Net increase (decrease) in short-term borrowings and other	(3,235)
Notes mandatorily redeemable for new shares of Vivendi Universal	767
Net proceeds from issuance of common shares	63
Sales (purchases) of treasury shares	1,973
Cash dividends paid	(1,243)
Cash payment to InterActiveCorp	(1,757)

Net cash used for financing activities	(2,795)
Foreign currency translation adjustment	978

Change in cash and cash equivalents	€2,570

Cash and cash equivalents
Beginning	€4,725
Ending	€7,295

32.15. Employee Benefit Plans
      Net accruals in the accompanying Consolidated Statement of Financial Position under French GAAP (please refer to note 15 “Employee benefit plans as of December 31, 2004, 2003 and 2002”) can be compared with the balances determined under US GAAP as follows:

	Pension Benefits			Postretirement Benefits

	2004	2003	2002	2004	2003	2002

	(In millions of euros)
French GAAP net accrued liability in Consolidated Financial Statements	€(242)	€(287)	€(310)	€(147)	€(154)	€(169)
Impact of transition obligation, prior service costs and actuarial gains and losses recognized with a different timing under local regulations and others	—	—	1	—	—	—

US GAAP net accrued liability recognized	€(242)	€(287)	€(309)	€(147)	€(154)	€(169)
Minimum liability adjustment(a)	(312)	(328)	(396)	—	—	—

US GAAP net accrued liability	€(554)	€(615)	€(705)	€(147)	€(154)	€(169)

of which
Prepaid benefit cost	24	33	73	—	—	—
Accrued benefit liability	(578)	(648)	(778)	(147)	(154)	(169)

(a)	US GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction in shareholders’ equity, net of tax. US GAAP does not permit the recognition of an asset if the fair value of the plan assets is less than the accumulated benefit obligation.
     Net periodic pension cost and other post-retirement benefit costs under US GAAP for the years ended December 31 2004, 2003 and 2002 include the following components:

				Postretirement
	Pension Benefits			Benefits

	2004	2003	2002	2004	2003	2002

	(In millions of euros)
Service cost	€27	€45	€54	€1	€—	€2
Interest cost	72	80	109	11	12	17
Expected return on plan assets	(46)	(47)	(83)	—	—	—
Amortization of prior service costs	2	(4)	4	(1)	(1)	(1)
Amortization of actuarial gains and losses	27	26	32	3	19	1
Curtailments / settlements and special termination benefits	24	(3)	85	—	—	—
Write-off of prepaid on multi-employer scheme overtime	—	—	3	—	—	—

Net benefit cost	€106	€97	€204	€14	€30	€19

      Annual cost under French GAAP was €120 million, €117 million and €198 million for the years ended December 31, 2004, 2003 and 2002, respectively.

32.16.	Share Based Compensation

32.16.1.	Employee Stock Option Plans
      The employee stock option plans are described in note 29 “Stock based compensation as of December 31, 2004, 2003 and 2002”.
      In respect of Vivendi and Canal+ Group various stock options plans granted before December 8, 2000, no compensation expense has been recorded under French GAAP. Under US GAAP, the compensation cost recorded in connection with these plans was €0 million, €0.1 million and (€17.8) million for the years ended December 31, 2004, 2003 and 2002.
      In 2002, as a consequence of the deconsolidation of Veolia Environnement, the compensation cost of stock option plans on Vivendi Universal shares held by Veolia Environnement employees was reassessed under US GAAP using the fair value method, until these options are completely vested. The compensation cost recorded in connection with these stock option plans for the years ended December 31, 2004, 2003 and 2002 was €0 million, €0.1 million, €0.7 million (after the change in status — the cost was non significant before the change in status).
      Under both French and US GAAP, the fair value of stock options granted to the employees of companies acquired by Vivendi Universal in 2001 and 2002 was recorded in addition to the purchase price. However compensation costs are recognized under US GAAP for the unvested portion of these options until they are vested to the grantees.
      The compensation cost recorded in connection with the employee stock option plans was €13.3 million, €21.1 million and €20.9 million for the years ended December 31, 2004, 2003 and 2002.

32.16.2.	Employee Stock Purchase Plans
      Whereas no compensation cost is recognized for employee stock purchase plans under French GAAP, the related compensation cost under US GAAP was €2.2 million, €3.2 million and €64 million, respectively, for the years ended December 31, 2004, 2003, and 2002.

32.17.	Restructuring Costs
      Under US GAAP, the requirements for recording a restructuring reserve include the development of a formal plan, specific identification of operations and activities to be restructured, approval and commitment of management and notification to the employees to be terminated. Additionally, restructuring reserves may only be recorded if the related costs are not associated with or do not benefit continuing activities of Vivendi Universal and if the plan is expected to be largely completed within one year of initiation and no significant changes to the plan are likely. The reconciliation of the French and US GAAP restructuring reserve is as follows:

	December 31,

	2004		2003	2002

	(In millions of euros)
French GAAP restructuring reserve:
Reorganization and restructuring costs(a)	€144		€169	€57
Accrual for exit activities relating to Seagram acquisition(b)	14		16	56

	158		185	113
Adjustments to US GAAP	(19	)(c)	(23)	—

US GAAP restructuring reserve	€139		€162	€113

(a)	Recorded in provisions in the Consolidated Statement of Financial Position (please refer to note 14 “Provisions as of December 31, 2004, 2003 and 2002”).

(b)	Recorded in other non-current liabilities and accrued expenses in the Consolidated Statement of Financial Position (please refer to note 19 “Other non-current liabilities and accrued expenses as of December 31, 2004, 2003 and 2002”).

(c)	Mainly concerned accruals that do not comply with US GAAP (including €22 million regarding the restructuring plans initiated by SFR Cegetel and Maroc Telecom as of December 31, 2004).

UNAUDITED SUPPLEMENTAL FINANCIAL DATA
      Vivendi Universal draws the public’s attention to the equity accounting of Elektrim Telekomunikacja set forth in the “Unaudited Supplemental Financial Data” section. This consolidation method was criticized by the AMF in the sanctions procedures initiated on September 12, 2003 by the COB and based on articles 1, 2, 3 and 4 of Regulation 98-07 concerning disclosure.
      Following the inquiry opened by the COB on July 4, 2002, the COB notified Vivendi Universal on September 12, 2003 of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1, 2, 3 and 4 of Regulation 98-07. The facts criticized, which predate the changes in Vivendi Universal executive management in July 2002, related, among other things, to the financial information resulting from the method of accounting for Elektrim Telekomunikacja.
      Vivendi Universal has contested these criticisms, because Vivendi Universal considers, in agreement with its auditors, that the method adopted to account for this company during the period reviewed by the COB was in compliance with applicable accounting regulations. The decision of the AMF Sanctions Commission was notified on December 7, 2004. The AMF Sanctions Commission upheld the criticism challenging, for 2001 only, the recording of Elektrim Telekomunikacja using the equity method rather than proportionate consolidation. Vivendi Universal considers that it did not have control of this company at this time and that it still does not have control of this company, either exclusive or joint. Vivendi Universal appealed the decision of the AMF Sanctions Commission on February 4, 2005 before the Paris Court of Appeals. The hearing before the Paris Court of Appeals was held on May 17, 2005. On June 29, 2005, the Paris Court of Appeals validated Vivendi Universal’s accounting treatment of its investment in Elektrim Telekomunikacja.
      For information purposes only, Vivendi Universal provides below unaudited supplemental financial data to enable shareholders to assess the impact of the accounting method adopted. This supplemental data presents:

•	the unaudited financial statements of Elektrim Telekomunikacja in condensed format;

•	the unaudited estimated impact of the proportionate consolidation of Elektrim Telekomunikacja.
UNAUDITED SUPPLEMENTAL FINANCIAL DATA
      The following financial data presents the unaudited financial statements of Elektrim Telekomunikacja. Vivendi Universal accounts for this company using the equity method, with an ownership and voting interest of 49%.
      In 2003 and 2002, Elektrim Telekomunikacja consolidated PTC using the proportionate method following the transfer by Elektrim of its interest in this company to Elektrim Telekomunikacja in September 2001. Previously this company was accounted for using the equity method. Nonetheless, in December 2000, DT commenced an arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja. DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.
      In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:
      1. The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;
      2. The said sale did not constitute a material breach of Article 16.1 of the Shareholders Agreement between DT and Elektrim, but such a material breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;
      3. The Tribunal dismissed DT’s claim for a declaration that an Economic Impairment on the part of Elektrim existed; and

      4. The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration;
      DT withdrew its claim concerning its financial loss.
      On February 2, 2005, this Award was partially recognized by the Warsaw tribunal (Regional Court — Civil Division) with regard to the first three points described above. In February 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958. The decision was also appealed by the Public Prosecutor.
      In the context of proceedings launched by Elektrim Telekomunikacja concerning ownership of the PTC shares and notified to PTC on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division), issued an injunction on December 30, 2004, upon Elektrim Telekomunikacja’s request prohibiting any amendment of the company register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.
      In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw Registry Court an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to the aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court has, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja has commenced proceedings in order to rectify the register and filed a complaint before the Warsaw Public Prosecutor.
      The arbitration decision of December 13, 2004, the partial recognition (exequatur) decision of February 2, 2005 and the decision of the Warsaw Registry Court of February 25, 2005 increase the legal uncertainty surrounding the ownership of the PTC shares held by Elektrim Telekomunikacja, transferred to it by Elektrim in September 2001. Vivendi Universal considers that this legal uncertainty represents severe long-term restrictions, as defined in paragraph 101 of CRC Rule 99-02, calling into question the joint control and influence which Elektrim Telekomunikacja is deemed to exercise over PTC. As such, Vivendi Universal accounted for Elektrim Telekomunikacja using the equity method in 2004 based on financial statements in which the PTC investment is no longer consolidated from January 1, 2004 and also neutralized the equity in earnings of Elektrim Telekomunikacja in its Consolidated Financial Statements. Please refer to note 7.3 to the Consolidated Financial Statements “Equity accounting of Elektrim Telekomunikacja”. Had Vivendi Universal proportionally consolidated Elektrim Telekomunikacja, itself proportionally consolidating PTC, Vivendi Universal’s 2004 net income would have been increased by €130 million, including €55 million corresponding to equity in PTC’s earnings.

1.1. Condensed Statement of Income

	Elektrim Telekomunikacja

	Year Ended December 31,

	2004		2003	2002

	(In millions of euros)
Revenues	€—		€702	€749
Operating income (loss)	(26)		89	125
Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	153		(120)	(132)
Income (loss) before equity affiliates, goodwill amortization and minority interests	153		(42)	(163)

Net income (loss)	€153	*	€(81)	€(1,063)

*	excluding equity in PTC’s earnings.
1.2. Condensed Statement of Financial Position

	Elektrim Telekomunikacja

	December 31,

	2004	2003	2002

	(In millions of euros)
Long-term assets	€—	€1,136	€1,559	(a)
Current assets	17	158	176
including cash and cash equivalents	16	22	8

Total assets	€17	€1,294	€1,735

Shareholders’ equity	(671)	(108)	—	(a)
Long-term debt(b)	622	960	1,132
Other non-current liabilities and accrued expenses	—	147	175
Bank overdrafts and other short-term borrowings	—	40	182
Other short-term liabilities	66	255	246

Total shareholders’ equity and liabilities	€17	€1,294	€1,735

(a)	After impairment losses recorded by Vivendi Universal in 2002.

(b)	Before elimination of shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI of €622 million, €588 million and €595 million as of December 31, 2004, 2003 and 2002 respectively.
1.3. Condensed Statement of Cash Flows

Elektrim
Telekomunikacja

Year Ended
December 31,

	2004		2003		2002

(In millions of euros)
Net cash provided by operating activities	na	*	na	*	na	*
Net cash provided by (used for) investing activities	na	*	na	*	na	*
Net cash provided by (used for) financing activities	na	*	na	*	na	*

Change in cash and cash equivalents	na	*	na	*	na	*

*	na: not available.

UNAUDITED ESTIMATED IMPACT OF THE PROPORTIONATE CONSOLIDATION OF ELEKTRIM TELEKOMUNIKACJA
      The unaudited estimated impact of the proportionate consolidation of Elektrim Telekomunikacja, in accordance with the criticisms formulated by the AMF Sanctions Commission, instead of being accounted for using the equity method which Vivendi Universal considers to be correct, with the agreement of its auditors, is presented below for illustration purposes based on the following two assumptions: (i) proportionate consolidation of Elektrim Telekomunikacja and PTC, and (ii) proportionate consolidation of Elektrim Telekomunikacja based on financial statements in which PTC is not consolidated.
      As shown in the unaudited estimated data presented below, the proportionate consolidation of Elektrim Telekomunikacja would have no significant impact on Vivendi Universal’s Consolidated Financial Statements. In 2004, it would have resulted in:

•	an increase of 2.5% in operating income and an increase of 3.0% in financial net debt on the basis of the proportionate consolidation of Elektrim Telekomunikacja and PTC;

•	a decrease of 0.4% in operating income and a decrease of 0.5% in financial net debt on the basis of proportionate consolidation of Elektrim Telekomunikacja based on financial statements in which PTC is not consolidated.
2.1. With Proportionate Consolidation of PTC
      The proportionate consolidation of Elektrim Telekomunikacja and PTC would have resulted in:

•	an increase in consolidated revenues compared with the published financial statements of Vivendi Universal of €355 million for the year ended December 31, 2004 (+1.7%), €343 million for the year ended December 31, 2003 (+1.3%) and €364 million for the year ended December 31, 2002 (+0.6%);

•	an increase in operating income compared with the published financial statements of Vivendi Universal of €87 million for the year ended December 31, 2004 (+2.5%), €54 million for the year ended December 31, 2003 (+1.6%) and €61 million for the year ended December 31, 2002 (+1.6%);

•	an increase in total consolidated assets compared with the published financial statements of Vivendi Universal of €394 million as of December 31, 2004 (+0.9%), €394 million as of December 31, 2003 (+0.7%) and €553 million as of December 31, 2002 (+0.8%);

•	an increase in financial net debt compared with the published financial statements of Vivendi Universal of €94 million as of December 31, 2004 (+3.0%), €192 million as of December 31, 2003 (+1.7%) and €348 million as of December 31, 2002 (+2.8%).
2.2. Based on Financial Statements in Which PTC is Not Consolidated
      The proportionate consolidation of Elektrim Telekomunikacja based on financial statements in which PTC is not consolidated would have resulted in:

•	nil impact on consolidated revenues compared with the published financial statements of Vivendi Universal for the year ended December 31, 2004 and an increase in consolidated revenues compared with the published financial statements of Vivendi Universal of €19 million for the year ended December 31, 2003 (+0.1%) and €40 million for the year ended December 31, 2002 (+0.1%);

•	a decrease in operating income compared with the published financial statements of Vivendi Universal of -€13 million for the year ended December 31, 2004 (-0.4%), -€15 million for the year ended December 31, 2003 (-0.5%) and -€17 million for the year ended December 31, 2002 (-0.4%);

•	an increase in total consolidated assets compared with the published financial statements of Vivendi Universal of €106 million as of December 31, 2004 (+0.2%), €113 million as of December 31, 2003 (+0.2%) and €167 million as of December 31, 2002 (+0.2%);

•	a decrease in financial net debt compared with the published financial statements of Vivendi Universal of €8 million as of December 31, 2004 (-0.5%) and an increase in financial net debt compared with the published financial statements of Vivendi Universal of €12 million as of December 31, 2003 (+0.1%) and €82 million as of December 31, 2002 (+0.7%).

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vivendi Universal, S.A.

By:	/s/ Jean-Bernard Lévy

Name: Jean-Bernard Lévy
Title: Chief Executive Officer
Date: June 29, 2005