Form 20-F
period 2005-12-31
VIVENDI UNIVERSAL
filed 2006-06-29
CIK 1127055

As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number: 001-16301
VIVENDI S.A.
(Exact name of Registrant as specified in its charter)

N/A	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
42 avenue de Friedland
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

American Depositary Shares	63,224,034
Ordinary Shares, nominal value €5.50 per share	1,153,477,321
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐  Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☑

This Page Intentionally Left Blank

PRESENTATION OF INFORMATION
      This Annual Report on Form 20-F (referred to herein as this “annual report” or this “document”) has been filed with the US Securities and Exchange Commission (SEC).
      Vivendi is a société anonyme, a form of limited liability company, organized under the laws of the Republic of France. Our annual general meeting of shareholders of April 20, 2006 authorized the change of our name from Vivendi Universal to Vivendi. As used in this annual report, references to the “Company”, “Vivendi”, the “Group”, “we,” “us” and “our” mean Vivendi SA and its consolidated subsidiaries or its predecessor company and its consolidated subsidiaries.
      In this annual report, references to “Shares” mean to the ordinary shares of Vivendi. The principal trading market for the ordinary shares of Vivendi is the Eurolist of Euronext Paris SA. “ADSs” refers to the American Depositary Shares of Vivendi which are listed on the New York Stock Exchange, or NYSE, each of which represents the right to receive one Vivendi ordinary share and “ADRs” refers to the American Depositary Receipts evidencing titles to the ADSs.
      This annual report includes Vivendi’s Consolidated Financial Statements for the years ended December 31, 2005 and 2004, and as at December 31, 2005 and 2004. Vivendi’s Consolidated Financial Statements, including the notes thereto, are included in “Item 18. Financial Statements”.
      In accordance with European Regulation no. 1606/2002 of July 19, 2002, we have prepared our Consolidated Financial Statements for the year ended December 31, 2005 in accordance with the International Financial Reporting Standards decreed by the International Accounting Standards Board (the “IASB”) applicable as at December 31, 2005, as approved by the European Union, which we refer to in this annual report as “IFRS”. IFRS differs in certain significant respects from generally accepted accounting principles in the United States, which we refer to in this annual report as “US GAAP”. IFRS, as adopted by the European Union, differs in certain respects from the IFRS issued by the IASB. However, our Consolidated Financial Statements for the year presented in this document in accordance with IFRS would not be different if we had applied IFRS issued by the IASB. Until December 31, 2004, the Group’s Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in France or “French GAAP”. We have therefore restated our consolidated financial information at and for the year ended December 31, 2004, in accordance with the provisions of IFRS 1 “First Time Adoption of IFRS”. As a result, financial information set forth in this Annual Report for the year ended December 31, 2004 may differ from information previously published. See “Item 18. Financial Statements — Note 34” for a description of the significant differences between IFRS and US GAAP and a reconciliation of net income, shareholders’ equity and other measures from IFRS to US GAAP.
      Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.
CURRENCY TRANSLATION
      Share capital in Vivendi is represented by ordinary shares with a nominal value of €5.50 per share. Our shares are denominated in euros. Because we intend to pay cash dividends denominated in euros, exchange rate fluctuations will affect the US dollar amounts that shareholders will receive on conversion of dividends from euros to dollars.
      We publish our Consolidated Financial Statements in euros. Unless noted otherwise, all amounts in this annual report are expressed in euros. References to “US dollars”, “US$”, “$” or “dollars” are to United States dollars and references to “euro” or “€ ” are to euros.
      This annual report contains translations of certain euro amounts into US dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such US dollar amounts or that the original amounts could have been, or could be, converted into US dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euro into US dollars have been made at the rate of $1.1842 per €1.00, or €0.8446 per $1.00, the noon buying rate in New York City for cable

i

transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2005. For historical exchange rate information, refer to “Item 3. Key Information — Exchange Rate Information”. For a discussion of the impact of foreign currency fluctuations on Vivendi’s financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects”.
FORWARD-LOOKING STATEMENTS
      This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture or game releases, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:

•	our ability to retain or obtain required licenses, permits, approvals and consents;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our products or services, particularly in the television, motion pictures, music and game markets;

•	challenges to, loss, infringement or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.

ii

      The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business, including the disclosures made in “Item 3. Key Information — Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements. Vivendi does not undertake to update any forward-looking statement.

iii

PART I

Item 1:	Identity of Directors, Senior Management and Advisers
      Not applicable.

Item 2:	Offer Statistics and Expected Timetable
      Not applicable.

Item 3:	Key Information
Selected Financial Data
      In accordance with European Regulation no. 1606/2002 of July 19, 2002, we have prepared our Consolidated Financial Statements for the year ended December 31, 2005 in accordance with IFRS as approved by the European Union. As a result, comparative financial information for the year ended December 31, 2004 previously published under French GAAP has been adjusted to IFRS. For a summary of the material differences between IFRS and US GAAP that affect the reconciliation of our IFRS net income and shareholders’ equity to those under US GAAP, see Note 34 to our Consolidated Financial Statements.
      The selected consolidated financial data under IFRS and US GAAP at and for the years ended December 31, 2005 and 2004 have been derived from our audited Consolidated Financial Statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data under US GAAP at and for the years ended December 31, 2003, 2002 and 2001 have been derived from our Consolidated Financial Statements not included in this annual report. You should read this section together with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included in this annual report.

      Amounts in accordance with IFRS:

	Year Ended
	December 31,

	2005	2004

	(In millions of euros,
	except per share
	data)
CONSOLIDATED STATEMENT OF EARNINGS
Revenues	€19,484	€17,883
Earnings from operations	€3,746	€3,233
Earnings from operations/Revenues (%)	19.2%	18.1%
Earnings from continuing operations before income taxes	4,378	4,338
Earnings on the divestiture of businesses or financial investments	668	1,738
Earnings from discontinued operations	92	777
Other charges from ordinary activities	(170)	(25)
Earnings	4,266	4,823
Attributable to:
Equity holders of the parent	€3,154	€3,767
Minority interests	1,112	1,056
Earnings per share, attributable to the equity holders of the parent
basic	€2.74	€3.29
diluted	€2.72	€3.27
Dividend per share	€0.60	€—
Average share outstanding (millions)	1,149.6	1,144.4
Share outstanding at year end (millions)	1,153.5	1,072.6
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Intangible assets (including goodwill and content assets)	18,195	17,762
Equity, attributable to equity holders of the parent	€18,769	€15,449
Minority interests	€2,839	€2,643
Total equity	21,608	18,092
Total assets	44,483	43,039
Financial net debt(a)	€3,768	€4,724
CONSOLIDATED STATEMENT OF CASH FLOWS
Net cash provided by operating activities	3,558	4,238
Net cash provided by (used for) investing activities	(2,817)	3,744
Net cash provided by (used for) financing activities	(1,035)	(7,545)
Capital expenditures and purchases of investments	€2,986	€1,716

      Amounts in accordance with US GAAP:

	Year Ended December 31,

		2004 restated
	2005	(b)	2003	2002	2001

	(In millions of euros, except per share data)
CONSOLIDATED STATEMENT OF EARNINGS
Revenues	€20,156	€21,208	€25,321	€40,062	€51,733
Earnings, attributable to equity holders of the parent	2,571	2,921	(1,358)	(43,857)	(1,172)
Earnings (loss) per share — basic	€2.39	€2.73	€(1.27)	€(40.35)	€(1.19)
Earnings (loss) per share — diluted	€2.28	€2.61	€(1.27)	€(40.35)	€(1.19)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Shareholders’ equity	17,830	14,212	9,804	11,655	54,268
Total assets	43,772	43,104	54,696	69,790	151,139

(a)	Vivendi believes that Financial Net Debt, a non-GAAP financial measure, is an important indicator measuring Vivendi’s indebtedness. Financial Net Debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities (including commitments to purchase minority interests) less cash and cash equivalents all as reported on the Consolidated Statement of Financial Position, as well as derivative financial instruments recorded as assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non-current financial assets”). A reconciliation of this measure to the Consolidated Statement of Financial Position items is presented in “Item 5. Operating and Financial Review and Prospects”.

(b)	The Company’s shareholder’s equity under US GAAP as at December 31, 2004 has been restated to reflect certain adjustments relating to Consolidated Financial Statements for the year ended December 31, 2002 under primary GAAP. These adjustments resulted in a decrease in the previously reported shareholder’s equity as at December 31, 2004 of €271 million. Please refer to “Item 18. Financial Statements — Note 34”.
Exchange Rate Information
      The following table sets forth, for the periods indicated, the end-of-period average, high and low noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, such rates are set forth as US dollars per euro. On June 27, 2006, the noon buying rate was €1.00 = $1.26.

	Period	Average
Month Ended	End	Rate(1)	High	Low

May 31, 2006	1.28	1.28	1.30	1.26
April 30, 2006	1.26	1.23	1.26	1.20
March 31, 2006	1.21	1.20	1.22	1.19
February 28, 2006	1.19	1.19	1.22	1.18
January 31, 2006	1.22	1.21	1.23	1.18
December 31, 2005	1.18	1.19	1.21	1.17

	Period	Average
Year Ended	End	Rate(2)	High	Low

December 31, 2005	1.28	1.24	1.36	1.16
December 31, 2004	1.36	1.24	1.30	1.18
December 31, 2003	1.26	1.13	1.26	1.04
December 31, 2002	1.05	0.95	1.05	0.86
December 31, 2001	0.89	0.89	0.95	0.84

(1)	The average of the exchange rates for all days during the applicable month.

(2)	The average of the exchange rates on the last day of each month during the applicable year.

Dividends
      The table below sets forth the total dividends paid per Vivendi ordinary share and per Vivendi ADS from 2001 through 2005. The amounts shown exclude the avoir fiscal, a French tax credit which was abolished as of January 1, 2005 (more information is provided under “Item 10. Additional Information — Taxation — French Taxation of US Holders of Our Ordinary Shares or ADSs”). We have rounded dividend amounts to the nearest cent.

	Dividend per	Dividend per
	Ordinary Share	ADS

	(euros)	(dollars)(1)
2001	1.00	0.89
2002	1.00	0.91
2003	—	—
2004	0.60	0.77
2005(2)	1.00	1.27

(1)	Translated solely for convenience into US dollars at the noon buying rates on the respective dividend payment dates or on the following business day, if such date was not a business day in the US. The noon buying rate may differ from the rate that may be used by the depositary to convert euros to US dollars for the purpose of making payments to holders of ADSs.

(2)	The payment of a dividend of €1.00 per share for fiscal year 2005 was approved at the annual meeting of the shareholders held on April 20, 2006. This dividend was paid on May 4, 2006 to the holders of ordinary shares and May 25, 2006 to the holders of ADSs.
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
      We conduct business in markets around the world. The risks associated with conducting business internationally, and in particular in some countries outside Western Europe, the US and Canada, can include, among other risks:

•	fluctuations in currency exchange rates (particularly the US dollar-euro exchange rate) and currency devaluations;

•	restrictions on the repatriation of capital;

•	differences and unexpected changes in regulatory environments;

•	varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to setting transfer costs and withholding tax on repatriation of funds and other payments made by joint ventures and subsidiaries; and

•	tariffs, duties, export controls and other trade barriers.
      We may not be able to insure or hedge against these risks and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs.
Currency exchange rate fluctuations may negatively affect our earnings from operations
      A significant portion of our assets and liabilities, as well as part of our sales and costs, are denominated in a variety of foreign currencies. Our Consolidated Financial Statements are presented in euro. Therefore, when we prepare our Consolidated Financial Statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at applicable exchange rates. As a result, increases and decreases in the value of the euro will affect the value of these items in our Consolidated Financial Statements, even if their value has not changed in their original currency. Therefore, significant currency fluctuations may have an adverse effect on our results of operations. Furthermore, many of our expenses as part of our operations are not denominated in the same currency as that of the corresponding income. These expenses may represent a higher percentage of the sales figure as a result of exchange rate fluctuations and may therefore affect our profitability and cash flows.
We may not be able to retain or obtain required licenses, permits, approvals and consents.
      We need to retain or obtain a variety of permits and approvals from regulatory authorities to conduct and expand our businesses. The process for obtaining or renewing these permits and approvals is often lengthy, complex and costly. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner — in particular, licenses to provide telecommunications services and broadcasting licenses — our ability to achieve our strategic objectives could be impaired. In addition, any adverse changes in the regulatory environment in which our businesses operate could impose prohibitive costs on us and limit our revenue.
We may not be successful in developing new technologies or introducing new products and services.
      The industries in which we operate are highly competitive and subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. The pursuit of necessary technological advances may require substantial investments of time and resources, and we may not succeed in developing marketable technologies. Furthermore, we may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render our existing products obsolete, forcing us to write off investments and make substantial new investments.
Our content assets in television, motion pictures, audio recordings and interactive games may not be commercially successful.
      A significant amount of our revenue comes from the production and distribution of content offerings such as feature films, television series, audio recordings and interactive games. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a particular content offering depends on several variable factors, including the availability of alternative forms of entertainment and leisure time activities and the general economic situation. In addition, we distribute third party contents. Our operations in these businesses are subject to increasingly competitive markets and there can be no certainty that third parties will continue to transfer their rights under conditions that are commercially viable or that there will be no increase in the cost for obtaining these rights. These events could have a negative effect on our business, results of operations and financial condition.
We may have difficulty enforcing our intellectual property rights.
      The decreasing cost of electronic and computer equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. Similarly, advances in Internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. In addition, a substantial portion of our operations is heavily dependent on intellectual property rights that we own or for which we hold a license. If we fail to develop effective means of protecting our intellectual property, our results of operations and financial position may suffer.
The recorded music market has been declining and may continue to decline.
      Economic recession, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space have all contributed to a declining recorded music market. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made and have had, and we believe will continue to have, an adverse effect on Universal Music Group’s (UMG) revenue and operating income.

Our motion picture businesses may lose sales due to unauthorized copies and piracy.
      Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and “share” unauthorized copies of motion pictures. Unauthorized copies and piracy of these products compete against legitimate sales of these products. The continuous difficulty in passing and applying appropriate legislations and in enforcing court rulings in certain countries where piracy is endemic constitutes a threat for the film industry. A failure to obtain appropriate relief from unauthorized copying through the judicial process and legislation and an inability to curtail rampant piracy may have an adverse effect on our motion picture business.
Item 4:     Information on the Company
History and Development of the Company
      The commercial name of our company is Vivendi and the legal name of our company is Vivendi SA. Our prior name, Vivendi Universal, was changed to Vivendi upon authorization from our shareholders at our annual meeting of shareholders held on April 20, 2006.
      Vivendi is a société anonyme, a form of limited liability company, organized under the laws of the Republic of France. We are governed by the French Commercial Code (Code de Commerce) and Decree no. 67-236 of March 23, 1967. Vivendi was initially organized under the name Sofiée SA on December 11, 1987, for a term of 99 years in accordance with the French Commercial Code. Our registered office is located at 42 avenue de Friedland, 75380 Paris Cedex 08, France, and the telephone number of our registered office is +(33-1) 71 71 1000. Our agent in the US is Vivendi Universal US Holding Co., located at 800 Third Avenue, 5th Floor, New York, New York 10022. All matters addressed to our agent should be to the attention of the Senior Vice President, Deputy General Counsel.
      The Company is registered with the Register of Commerce and Companies of Paris (Registre du Commerce et des Sociétés de Paris) under number 343 134 763.
      We were formed through the merger in December 2000 of Vivendi SA, The Seagram Company Ltd. and Canal Plus SA, with Vivendi continuing as the surviving parent entity (the “Merger Transactions”). From our origins as a water company, we expanded our business rapidly in the 1990s and transformed ourselves into a media and telecommunications company with the Merger Transactions in December 2000. Following the appointment of new management in July 2002, we commenced a significant asset divestiture program aimed at reducing the Vivendi group’s indebtedness, which we have completed. See “— Our Strategy” and “— Main Developments for 2005, 2004 and Subsequent Developments in 2006” and “— Main Developments for 2003” below.
Our Strategy
      Vivendi is strengthening its position in media and telecommunications, two business sectors with strong growth rates. All of the Group’s businesses — music, interactive games, pay-TV and mobile and fixed-line telephony — are focused on customer satisfaction. The Group’s objective is to enhance its businesses by fostering innovation and creativity while building upon their strong operational compatibility.
      The number of distribution platforms continues to grow as does the use of digital technology in mobile, satellite and internet applications. Vivendi is investing in:

•	creating and publishing exclusive content;

•	creating and managing distribution platforms for content and other services aimed at the general public by drawing on its vast expertise in subscriber database management, customer loyalty, marketing and distribution networks; and

•	investing in telecom and pay-TV infrastructure and technological innovations particularly in mobile telephone and broadband applications.
      Vivendi ranks either first or second in sales in nearly all of the markets it serves.

      In 2005, as a result of our strategy, the distribution of digital music tripled at Universal Music Group. Vivendi Games was hugely successful with the World of Warcraft game and completed a number of external growth transactions. The Canal+ Group boosted subscriptions and announced the plan to combine the Canal+ Group’s French pay-TV activities with those of the company TPS. SFR was successful in deploying its third generation network and in diversifying mobile services, while Maroc Telecom saw continued strong growth of mobile telephony and services based on ADSL broadband.
      In 2006, as part of this strategy, Vivendi will focus its efforts on:

•	Completing the combination of Canal+ and TPS and finalizing the agreement with Lagardère to become a leader in the French broadcasting market, which will be able to compete with large foreign media companies, cable and Internet operators;

•	resolving its differences with Elektrim and Deutsche Telekom in order to assert Vivendi’s rights with regard to its 51% equity stake in Elektrim Telekomunikacja and to eventually increase such stake to 100%;

•	moving further into music publishing, and in certain territories, into the production and distribution of recorded music; and

•	ensuring the balanced development of Vivendi Games among online, console and mobile games.
      There are growth opportunities for third generation mobile telephony and related services, for pay-TV penetration and the development of downloading and interactive exchanges of content (music, games, film and television) over the internet. Vivendi plans to continue investing in all of its businesses in order to benefit from customer demand for innovative products and services. In addition, Vivendi intends to seek additional growth and value through selected acquisitions and investments that complement or extend its media and telecommunications businesses.
Main Developments for 2005 and 2004 and Subsequent Developments in 2006
      Since 2002, our Group has evolved considerably, by divesting approximately €25 billion in assets and investing approximately €25 billion. Over the last four years, our Group’s revenues were reduced by three, our operating income remained stable and our Financial Net Debt was reduced from €37.1 billion as of December 31, 2001 (under French GAAP) to €3.8 billion as of December 31, 2005 (under IFRS). In particular, the combination of Vivendi Universal Entertainment LLLP (VUE) and National Broadcasting Company, Inc. (NBC) in 2004 resulted, from an accounting standpoint, in the divestiture of 80% of VUE and the acquisition of 20% of NBC. An enterprise value of approximately €10.2 billion was attributed to VUE in this transaction, corresponding to the related reduction in Financial Net Debt (€5.3 billion) and to the value of the 20% stake received in NBC (€4.9 billion). Following this important reorganization, we emerged as a major participant in the media and telecommunications industries. In 2005, we consolidated our position in our strategic businesses as we acquired an additional 16% stake in Maroc Telecom and completed the combination of Cegetel and Neuf Telecom. In January 2006, we announced a combination agreement for the pay-TV businesses of the Canal+ Group and TPS followed by an agreement with Lagardère in February 2006.
      For more information on our main developments in 2005 and 2004 and subsequent events in 2006, please see “Item 5. Operating and Financial Review and Prospects”.

Main Developments for 2003
      In 2003, Vivendi invested €6.0 billion, including €1.6 billion of capital expenditures in its core businesses and €4 billion to purchase BT Group’s 26% interest in SFR Cegetel. Vivendi also refocused, restructured, and recapitalized the Canal+ Group for close to €3 billion, eliminated major cash drains (essentially its Internet operations), divested non-strategic assets with proceeds of approximately €3 billion and refinanced its debt.
      In January 2003, Vivendi purchased BT Group’s 26% interest in Cegetel Groupe SA for €4 billion, thereby increasing its voting interest in the French telecommunications operator from 59% to 85% and its ownership interest from 44% to 70% (approximately 56% ownership interest in SFR, its mobile subsidiary). In

December 2003, Cegetel Groupe SA simplified the group’s structure through the merger of Transtel, Cofira and SFR into Cegetel Groupe SA holding company. The new company resulting from the merger, which is both a mobile phone operator and the holding company of the group, was renamed SFR. Following the repurchase by SFR of the 0.3% stake held by minority shareholders in August 2005, SFR is 56.0% owned by Vivendi and 44.0 % owned by Vodafone.
      In December, 2003, Vivendi recapitalized the Canal+ Group for €3 billion through the conversion of an inter-company loan into equity, with no cash impact. As a result of this recapitalization, the performance of the Canal+ Group in 2003 and divestitures of non-core assets, the Canal+ Group’s financial net debt was close to €1 billion at the end of 2003, compared to approximately €5 billion on June 30, 2003.
      During 2003, Vivendi divested approximately €3 billion of assets. The Canal+ Group’s divestitures included the sale of its 89% interest in Canal+ Technologies, its interest in Telepiù, the Italian pay-TV platform, Canal+ Nordic, the company in charge of its pay-TV channel activities in the Nordic region, and Canal+ Belgique SA and its Flemish operations. Vivendi (through VUE) also sold Spencer Gifts, a novelty and gift store chain operating in the US, Canada and the UK and non-core operations including its publishing assets and its fixed-line telephony assets in Hungary.
Business Overview
General
      We are a leading media and telecommunications company. Our media business is comprised of Universal Music Group (UMG), Vivendi Games and the Canal+ Group. On May 11, 2004, we completed the NBC-Universal transaction and currently have a 20% interest in NBC Universal (NBCU). Our telecommunications business is comprised of SFR and Maroc Telecom. We also maintain other non-core operations and investments.
Segment Data
      The contribution of our business segments to our consolidated revenues for 2005 and 2004, in each case after the elimination of intersegment transactions, is as follows:

	Year ended December 31,

			(on a comparable
	(as published)		basis(a))

	2005	2004	2005	2004

	(millions of euros)
Universal Music Group	4,893	4,989	4,893	4,819
Vivendi Games	641	475	641	475
Canal+ Group	3,452	3,560	3,407	3,277
SFR(b)	8,687	7,192	8,687	8,117
Maroc Telecom	1,860	1,581	1,860	1,611
Non-core operations and elimination of inter-segment transactions(c)	(49)	86	(49)	(62)

Total revenue	19,484	17,883	19,439	18,237

(a)	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2005 (primarily, NC Numéricâble) and 2004 (mainly the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom) and includes the full consolidation of minority interests in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom, as if these transactions had occurred as of January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying in 2004 the rate applied in 2005. Comparable basis revenues are not necessarily indicative of the combined revenues that would have been reported had the events actually occurred as of January 1, 2004.

(b)	Beginning January 1, 2005, SFR’s revenue and cost of sales include mobile-to-mobile sales which amount to €909 million for the fiscal year ended December 31, 2005. In 2004, comparable basis includes estimated mobile-to-mobile sales applying in 2004 the rate applied in 2005, i.e., €875 million for fiscal year 2004.

(c)	Including Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

Geographic Data
      The contribution of selected geographic markets to our consolidated revenue for each of 2005 and 2004, is as follows:

	Year ended
	December 31,

	2005	2004

	(millions of euros)
France	12,216	10,835
Rest of Europe	1,933	2,176
United States	2,414	2,260
Morocco	1,773	1,516
Rest of World	1,148	1,096

Total	19,484	17,883

Our Segments
Media

Universal Music Group
      Our music business is operated through Universal Music Group (UMG), in which we have held a 100% interest since February 7, 2006, compared to a 92% interest as at December 31, 2005. UMG is the largest recorded music company in the world in terms of revenues (based on management estimates for 2005 and the International Federation of the Phonographic Industry (IFPI) for 2004). In 2005, UMG held an estimated 25.6% of the global music market (according to management estimates), compared with 25.5% in 2004 (source: IFPI). UMG acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 75 countries. UMG also sells and distributes music video and DVD products and licenses recordings. UMG participates in and encourages the distribution of music over the Internet and over cellular, cable and satellite networks by making a significant amount of its content available in a digitized form. UMG is not dependent on any single artist. UMG’s top 15 album releases accounted for 13% of unit volume in 2005 (13% in 2004).
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
      The key to UMG’s success has been its ability to consistently identify, attract and retain successful artists and market them effectively. We believe this is primarily attributable to:

•	the stability of the management team compared to UMG’s major competitors, which allows UMG to have a consistent strategy to respond effectively to industry and social trends and challenges;

•	UMG’s size and strength in marketing and distribution, which builds on itself by attracting established artists;

•	UMG’s large catalog of prior hit releases that provide a stable and profitable revenue stream, which accounts for approximately 30% of sales, without significant additional investment;

•	UMG’s diverse array of labels in the major markets and local representation across the globe complement each other through their focus on different genres, sub-genres and music segments and thereby mitigate the effect of changes in consumer tastes; and

•	multi-album and multi-year contracts, which secure long-term relationships with some of the most important artists and talent finders in the industry.

Recorded Music
      UMG’s recorded music business is the largest in the world with particularly strong positions in the important North American and European markets, which together account for nearly three quarters of global sales.
      UMG’s major recording labels include popular music labels Island Def Jam Music Group, Interscope Geffen A&M Records, Lost Highway Records, MCA Nashville, Mercury Nashville, Mercury Records, Polydor and Universal Motown Records Group; classical labels Decca, Deutsche Grammophon and Philips; and jazz labels Verve, GRP and Impulse! Records.
      Best-selling albums in 2005 were new releases from Mariah Carey, 50 Cent, Black Eyed Peas, Eminem, Kanye West and Jack Johnson, in addition to very strong carryover sales from Gwen Stefani. Other best sellers included debut releases from The Game, The Pussycat Dolls, Fallout Boy, Akon and the UK’s Kaiser Chiefs. Regional best sellers included Latin artists Juanes and Daddy Yankee, Germany’s Rammstein, Brazil’s Ivete Sangalo and France’s Chimène Badi. Best-selling albums in the first quarter of 2006 were new releases from Andrea Bocelli, Jack Johnson and Prince in addition to the debut release from Ne-Yo that topped the US album chart in March. Other best-sellers were NOW 21 in the US, Spitz and Dreams Come True in Japan and carryover sales from Mary J. Blige.
      Sales from prior releases account for a significant and stable part of UMG’s recorded music revenues each year. UMG owns the largest catalog of recorded music in the world, with performers from the US, the UK and around the world, including ABBA, Louis Armstrong, Bee Gees, Chuck Berry, James Brown, The Carpenters, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Def Leppard, Dire Straits, Ella Fitzgerald, The Four Tops, Marvin Gaye, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, The Jam, Elton John, Herbert von Karajan, Kiss, Andrew Lloyd Webber, Lynyrd Skynyrd, The Mamas & The Papas, Bob Marley, Van Morrison, Nirvana, Luciano Pavarotti, Tom Petty, Edith Piaf, The Police, Smokey Robinson, The Rolling Stones, Diana Ross & The Supremes, Michel Sardou, Cat Stevens, Rod Stewart, Caetano Veloso, Muddy Waters, Barry White, Hank Williams and The Who.
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

E-Commerce and Electronic Delivery
      Legal digital distribution of music continued to increase in 2005, evolving into a significant revenue stream. Revenue growth was driven by several factors, including:

•	growth of download offerings in the US;

•	expansion of download offerings in Europe and Japan;

•	worldwide growth of mobile offerings with particularly strong growth in the US; and

•	the monetization of online music video streaming and downloads.
      In 2005, UMG’s US digital downloads registered more than 200 million retail sales, which increased almost three fold compared to 2004. This growth was driven primarily by Apple’s iTunes and other US digital download retailers, such as Napster, Real Networks and Wal-Mart.
      Outside the US, digital download revenue grew significantly, with over 44 million downloads in 2005, mainly due to growth in Japan and Europe. Growth in European downloads was driven primarily by iTunes and Napster, though local services such as OD2 and Germany’s T-Online also contributed. In Japan, the growth in downloads was due to the highly successful launch of iTunes as well as mobile Over-The-Air (OTA) downloads through LabelMobile.

      US mobile revenue became a significant revenue stream in 2005, carried by strong sales of mastertone products. UMG sold over 48 million mastertones in the US in 2005, a 380% increase over 2004. Mobile revenue outside the US continued to grow briskly, nearly doubling in 2005.
      In 2005, UMG began to generate significant revenue from the online exploitation of its music video assets. UMG led the industry in establishing a business model in which rights holders and artists are paid for free-to-consumer video streams viewed within portals such as Yahoo!, AOL and MSN. Additionally, Apple’s iTunes began selling video downloads for $1.99 each. UMG sold more than one million music video downloads in the US in less than three months, accounting for nearly half of all iTunes’ music video sales. Outside the US, revenue streams from video (excluding mobile sales) are less significant, but should increase in 2006 with additional streaming revenue and the continued expansion of download offerings.
      In 2005, UMG maintained its leadership position in digital distribution primarily due to UMG’s offering of the largest digital distribution catalog, delivery of new releases to digital retailers upon release and collaboration with digital retailers to promote its products. UMG continues to innovate by improving its download offerings with, among other enhancements, digital CD booklet artwork, more flexible pricing and promotional offerings.
      In 2006, UMG anticipates continued growth in the download market due to strong sales of digital music players (particularly iPods), increased penetration of broadband and the emergence of new digital retail partners such as MTV. Sales of portable devices should also lead to growth in the subscription market as technology that allows “rented” downloads to be transferred to compatible portable devices improves and gains device penetration.
      Video downloads and free-to-consumer video streaming will continue to be an important new source of revenue and ad-supported models should emerge for free-to-consumer audio as well. Additionally, mobile revenue should benefit from: strong growth in mastertone sales in the US and outside the US; the continued expansion of the ringback-tones market in the US and additional territories internationally, and the rollout of mobile broadband networks in the US, enabling greater consumption of mobile music entertainment products such as OTA audio and video downloads, video ringers and video streams. Across all product categories, UMG will seek to maximize revenue by making more content available and introducing new digital products and bundles.

Music Publishing
      Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as opposed to recordings). UMG enters into agreements with composers and authors of musical compositions for the purpose of acquiring an interest in the underlying copyright so that we may license the compositions for use in sound recordings, films, videos, commercials and by way of live performances and broadcasting. We license compositions for use in printed sheet music and song folios. We generally seek to acquire rights, but also administer musical compositions on behalf of third party owners such as other music publishers and composers and authors who have retained or reacquired rights.
      UMG’s publishing catalog includes more than one million titles that are owned or administered, including some of the world’s most popular songs, such as “American Pie”, “Strangers in the Night”, “Girl from Ipanema”, “Good Vibrations”, “I Want to Hold Your Hand”, “Candle in the Wind”, “I Will Survive” and “Sitting on the Dock of the Bay”, among many others. Among the significant artists and songwriters represented are ABBA, Anastacia, Avril Lavigne, 50 Cent, The Beach Boys, Mary J. Blige, Jon Bon Jovi, The Corrs, Gloria Estefan, No Doubt, Prince, Michel Sardou, Paul Simon, André Rieu, Andrew Lloyd Webber and U2. Legendary composers represented include Leonard Bernstein, Elton John and Bernie Taupin and Henry Mancini. In 2005, we concluded two separate deals to administer the remaining copyrights attributable to the esteemed songwriting team of Elton John and Bernie Taupin (UMG already owned certain other rights pursuant to a prior acquisition). Other new deals in 2005 included Mark Batson, Maximo Park, The Bravery, Ciara, Rock Music Publishing, Wolfmother, Iris Gruttmann (Schnappi), Chamillionaire, The D.O.C. and Wind-Up Entertainment.

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
      The music industry competes for consumer discretionary spending with other entertainment products such as video games and motion pictures. UMG is facing intensified competition for shelf space in recent years due to the success of DVD videos and further consolidation in the retail sector in the US and in Europe.
      Finally, the recorded music business continues to be adversely affected by pressed disc and CD-R piracy, home CD burning and illegal downloading from the Internet. According to the IFPI, the worldwide music market decreased by 3% in 2005, with a 7% drop in physical music sales partly offset by growing demand for online and mobile music on the Internet and mobile phones. Sales of pirated music amounted to $4.6 billion in 2004 (most recent available data), as compared to $4.5 billion in 2003 and $4.6 billion in 2002. IFPI further estimates that one in three discs sold worldwide is a pirate copy and in 31 countries of the world, illegal recordings outsell the legitimate alternative. Pirate sales amounted to 1.2 billion copies in 2004 (a 2% increase compared to 2003).
      Online music services continue to be developed to offer consumers a viable, legal and copy-protected online source of music. The industry and UMG are increasing their anti-piracy activities with a multi-pronged approach focusing on legal action, including participating in industry legislative efforts, public relations and education, and technical countermeasures while offering consumers new products and services (for further information, see “— E-Commerce and Electronic Delivery” above).

Regulatory Environment
      UMG’s businesses are subject to laws and regulations in each jurisdiction in which they operate. In the US, certain UMG companies entered into a Consent Decree in 2000 with the Federal Trade Commission under which they agreed for seven years not to make the receipt of any co-operative advertising funds for their pre-recorded music products contingent on the price or price level at which such product is advertised or promoted. Also in the US, a UMG company entered into a Consent Decree with the Federal Trade Commission in 2004 under which it agreed to comply with the provisions of the Children’s Online Privacy Protection Act and to maintain records demonstrating compliance. In 2003, following a lawsuit filed by the Federal Trade Commission, the Federal Trade Commission issued an order that generally prohibits UMG from entering into agreements with unaffiliated entities (i) to fix, raise or stabilize prices or price levels for sales of audio or video products in the United States and (ii) to prohibit, restrict, regulate or otherwise limit truthful, non-deceptive advertising for audio or video products in the United States. In 2006, following an investigation by the New York State Attorney General regarding the business dealings of major record companies with radio stations and with independent radio promoters, a UMG company entered into an Assurance of Discontinuance Agreement with the New York State Attorney General’s office. That agreement provides for the UMG company to institute a variety of reforms in its radio promotion policies, including the appointment of a radio promotion compliance officer.
      In December 2005, the New York State Attorney General opened an investigation into matters concerning the pricing of digital downloads. In connection with that inquiry, the New York State Attorney

General has served a subpoena on the four major record companies. UMG is currently in the process of responding to that subpoena. In February 2005, the United States Department of Justice opened an investigation into matters concerning UMG’s practices and policies related to the online distribution of music. In connection with that inquiry, the New York State Attorney General has served a subpoena on the four major record companies. UMG is currently in the process of responding to that subpoena.
      In Canada, in connection with Vivendi’s purchase of Seagram, UMG is required to continue its investments in Canada’s domestic music industry as part of an undertaking given to the Canadian Department of Heritage.

Research and Development
      UMG aims to pursue digital distribution opportunities and to protect its copyrights and the rights of its contracted artists from unauthorized digital or physical distribution. UMG has established eLabs, a business strategy and technology division, which supervises UMG’s digitization and online distribution of content and negotiates agreements for selling that content through third parties. eLabs is actively engaged in various projects intended to open new distribution channels and improve existing ones. In addition, eLabs reviews and considers emerging technologies for application in UMG businesses, such as technological defenses against piracy and new physical formats. Research and development costs incurred by UMG are immaterial.

Raw Materials
      The raw materials utilized by UMG’s businesses are polycarbonate for the production of CDs and paper for packaging. Fluctuations in the price of these raw materials do not have a material impact on UMG’s business.

Property, Plant and Equipment
      Following the sale in May 2005 of UMG’s manufacturing and distribution facilities in the United States and Germany to Glenayre Technologies, the parent company of Entertainment Distribution Corporation (EDC), UMG has outsourced the bulk of such facilities to third parties or joint ventures with other record companies. UMG retains distribution facilities in the UK and France and the properties housing the manufacturing and distribution facilities in Germany sold to EDC. UMG generally leases office buildings although a small number are owned.

Vivendi Games
      Vivendi Games is a global developer, publisher and distributor of multi-platform interactive entertainment. Vivendi Games owns five global development studios which create online, PC, mobile and console games for the company’s owned intellectual properties and licensed content. Vivendi Games’ two principal studios and publishing labels include Blizzard Entertainment and Sierra Entertainment (which includes Radical Entertainment, Swordfish Studios, High Moon Studios and Massive Entertainment). Vivendi Games is a leader in the subscription-based Massively Multi-Player Online Role-Playing Games (MMORPG) segment and holds leading market positions in PC, console, handheld and mobile games and is an emerging player in casual online games.
      In 2005, Sierra, a division of Vivendi Games, acquired three independent studios, which have extended Vivendi Games’ internal developmental capabilities, each of these studios being well positioned to develop titles for the next generation of consoles. In March 2005, Sierra completed the acquisition of Vancouver-based Radical Entertainment, the developer of The Incredible Hulk: Ultimate Destruction and The Simpsons: Hit & Run. In June 2005, Sierra acquired UK-based Swordfish Studios, named “Developer of the Year” in 2004 by The Independent Game Developers Association. In December 2005, Sierra purchased High Moon Studios based in Carlsbad, CA. Sierra also owns Massive Entertainment, the creator of the Ground Control PC franchise, which established the studio as a top developer in the real-time strategy genre. In addition, in May 2005, Blizzard Entertainment acquired Swingin’ Ape studios, now renamed Blizzard Console. In October 2005, Vivendi Games sold Coktel, its studio specializing in educational games.

      Vivendi Games’ library contains over 700 titles, many of which were developed in-house and for which Vivendi Games holds the intellectual property rights, including Warcraft, StarCraft, Diablo and World of Warcraft from Blizzard Entertainment, and Sierra’s Crash Bandicoot, Spyro the Dragon, Empire Earth, Leisure Suit Larry, Ground Control and Tribes. Vivendi Games also maintains commercial relationships with strategic partners such as NBC Universal and Twentieth Century Fox. In 2005, Sierra signed an exclusive global agreement to publish games based on the literary works of Robert Ludlum, whose books have sold more than 290 million copies worldwide and generated the theatrical box office hits The Bourne Identity and The Bourne Supremacy.
      Top selling titles in 2005 included Blizzard’s World of Warcraft and Sierra’s 50 Cent: Bulletproof, Crash Tag Team Racing, Robots and F.E.A.R.
      World of Warcraft is the world’s most popular game in the MMORPG segment, with more than 6.5 million customers worldwide as at May 2006. Either directly or in cooperation with local partners, Blizzard Entertainment has released World of Warcraft in over six countries within 12 months, and established in all regions the appropriate in-game support service for users. The title is distributed by Blizzard Entertainment in North America, Europe and Korea, and by China The9 Interactive Limited (C9I) in China, and Soft-World International Corporation in Taiwan. Blizzard Entertainment’s track record includes nine No. 1 selling games and multiple “Game of the Year” awards. Its free Internet gaming service Battle.net is the largest in the world, with several million active users.
      In 2006, Blizzard Entertainment intends to continue to expand World of Warcraft’s customer base and retain existing subscribers with an expansion pack, World of Warcraft: The Burning Crusade and additional content patches bringing attractive new features throughout the year. Sierra’s 2006 PC and console product line-up includes titles such as Scarface: The World is Yours, Eragon, F.E.A.R. Extraction Point (Expansion Pack), Ice Age II, Caesar IV and The Legend of Spyro A New Beginning. Sierra will also release titles for the next generation of consoles starting late 2006 including Timeshift, F.E.A.R. 360 and Eragon for the Xbox 360. PSP (Playstation® Portable) titles for 2006 include 50 Cent Bulletproof G Unit Edition, Miami Vice The Game and M.A.C.H. Nintendo DS titles for 2006 include Eragon, Crash Boom Bang and The Legend of Spyro A New Beginning.
      In 2005, Vivendi Games entered the rapidly growing market for games on mobile phones by: launching five Vivendi Games titles via distributors; building up a mobile game development studio and staff in Meudon (France); recruiting senior management for a mobile games publishing unit; preparing its 2006 mobile game publishing slate; and receiving positive feedback on its plans from the world’s major wireless network carriers.
      Vivendi Games owns certain of the technologies used in its PC and console games and maintains relationships with top-tier external developers. External developer relationships are generally based on long-term, multiple product contracts in order to leverage the developed technology in sequels and spin-offs. Typically, the developer owns the underlying technology that it brings at the beginning of the development process. In the console games market, Vivendi Games is intensifying its development efforts for the next generation of consoles from Sony, Microsoft and Nintendo. High Moon and Swordfish Studios use the Unreal 3 technology which was licensed in 2005 by Vivendi Games as the basis for their engine. Radical Entertainment is transitioning its proprietary engine to the next generation.

Seasonality
      PC and console software sales are historically higher during the last quarter of the year.
      The subscription-based MMORPG business provides a more consistent revenue stream throughout the year as consumers are required to pay a monthly subscription fee or purchase hourly time cards in order to play the game. The more continuous revenue flow from World of Warcraft has helped reduce the seasonality of Vivendi Games’ revenues. For mobile games, there is a slight increase in sales at the end of the year due to the acquisition of cellular phones during the holidays.

Competition
      Vivendi Games’ main competitors are global publishers with products for multiple platforms and genres. The worldwide leader in interactive games is Electronic Arts (EA) with a 19.1% market share in 2005. In 2005, Vivendi Games was the second largest publisher of PC game software with a market share of 10.3% (including 2005 retail sales of World of Warcraft). Vivendi Games had the eighth largest share of the combined PC and console games market at 5.1%. (Source: Vivendi Games estimates based on GFK, Chart Track and NPD, France, UK, Germany and the US combined, from January to December 2005.)
      Vivendi Games’ principal competitors in the MMORPG segment include NC Soft and Sony Online Entertainment. Vivendi Games’ major competitors in console and PC games include EA, Activision, Take 2, THQ and Ubisoft. In the mobile category, Vivendi Games mainly competes with Gameloft, EA, THQ, Glu and Hands-On-Mobile.

Piracy
      Piracy is a serious concern for game publishers generally, and one that Vivendi Games’ anti-piracy department combats directly (via investigation, litigation, and criminal referrals) and in collaboration with third parties such as other publishers and trade associations. Vivendi Games has also pursued emerging business models, such as MMORP games developed by Blizzard Entertainment, which embrace the Internet and at the same time use technology to prevent piracy.

Regulatory Environment
      Vivendi Games voluntarily participates in self-regulatory ratings systems established by various industry organizations around the world. In the US and in Europe, Vivendi Games adheres to ratings, advertising guidelines and online privacy principles adopted by the Entertainment Software Association and the Entertainment Software Rating Board. Pursuant to these guidelines, Vivendi Games displays on its product packaging and advertising the age group for which a particular product is intended and provides a brief description of the product’s content.

Research and Development
      Research and development costs include internal development costs as well as capitalized advances to external developers and license owners. Research and development costs were €186 million in 2005 (excluding the impact of writedowns and reserves on cancelled titles and net amortization of capitalized software development costs), €158 million in 2004 and €112 million in 2003.

Raw Materials
      Vivendi Games’ principal raw materials are polycarbonate for the production of CDs and DVDs and paper for packaging. These raw materials do not constitute a significant amount in the total economics of a game. Price fluctuations affecting these raw materials are unlikely to have a material impact on Vivendi Games’ business.

Property, Plant and Equipment
      In the US, Vivendi Games operates an assembling and distribution facility which it leases in Fresno, CA; all property and equipment in the building are owned by Vivendi Games. In Europe and Australia, Vivendi Games uses external partners for manufacturing and physical distribution. Vivendi Games leases its offices (major offices are located in Los Angeles, CA, Irvine, CA, Seoul, South Korea, Vélizy and Meudon, France).

The Canal+ Group
      The Canal+ Group has two principal lines of business:

•	Pay-TV channel production in France, which includes the Canal+ premium channel (Canal+ Le Bouquet) and theme channels such as Sport+, i>Télé, CinéCinéma channels, Planète channels, Jimmy, Seasons, Comédie! and Cuisine TV; and

•	Pay-TV channel distribution via satellite, cable, ADSL or 3G mobile telephony, which includes CanalSat and Media Overseas.
      The Canal+ Group also engages in the production and distribution of films through StudioCanal, a major European studio involved in the production, co-production, acquisition and distribution of feature films.
      Vivendi owns 100% of the Canal+ Group, which in turn owns 49% of Canal+ SA (the premium channel).
      On January 6, 2006, after consulting with employee representative bodies, Vivendi, TF1 and M6 entered into an agreement with the objective of combining the French pay-TV activities of the Canal+ Group and TPS into a company controlled by Vivendi. Upon completion, Vivendi will have an 85% interest in the new company, while TF1 and M6 will have respective stakes of 9.9% and 5.1%. This combination agreement is subject to the approval of the French competition authorities and the French Broadcasting Authority, the Conseil supérieur de l’audiovisuel or CSA.
      On February 17, 2006, Lagardère, Vivendi and the Canal+ Group entered into a separate agreement under which Lagardère, already a partner of the Canal+ Group through CanalSat, would join the Canal+ Group, TF1 and M6 in the new company, temporarily named Canal+ France. The agreement with Lagardère is subject to the approval of the CSA and the French competition authorities.
      Upon completion of these transactions, Canal+ France will be owned by the Canal+ Group (65%), Lagardère (20%), TF1 (9.9%) and M6 (5.1%) and Vivendi will have the exclusive control of Canal+ France through the Canal+ Group. The new company would comprise all the present assets of TPS and the Canal+ Group in Pay-TV, including 100% of CanalSat, Canal+, TPS, MultiThématiques, MediaOverseas, Sport+, Canal+ Active and Kiosque. StudioCanal, the advertising company, PSG(1) and i>Télé, on the one hand, and Cyfra+, on the other hand, will not be part of Canal+ France and will continue to be held 100% and 75% by the Canal+ Group, respectively.
      We believe that Canal+ France will be a major participant in the French audiovisual market with the ability to react to the changing competitive environment created by the rise of new players, such as cable and internet operators.

Pay-TV — France
      Canal+ Group’s pay-TV operations in France are centered on the Canal+ premium channel and 17 theme channels, which provide subscribers with exclusive high-quality content.

The Canal+ Premium Channel
      Canal+ has been a pioneer in the field of pay-TV since 1984. Canal+ is broadcast via terrestrial, satellite, cable and ADSL networks, and since November 2005, via digital terrestrial television (DTT). Since March 5, 2005, Canal+’s digital subscribers have had access to “Canal+ Le Bouquet”, which offers premium content channels built around Canal+ (Canal+ Cinéma, Canal+ Sport, Canal+ Décalé, each with their own identity and programs, and Canal+ Hi-Tech). Canal+ is the first premium multi-channel service in France. Since November 2004, Canal+ has been the only French channel to broadcast films in Dolby Digital 5.1 on its dedicated wide screen (16/9) channel. Canal+ offers a unique programming format featuring exclusive first-

(1)	In April 2006, the Canal+ Group entered into an agreement regarding the divestiture of its interest in the Paris Saint-Germain soccer club (PSG) to a group of institutional investors. The Canal+ Group finalized the divestiture of PSG on June 20, 2006.

run movies, various sports events, news, documentaries French and foreign drama and original entertainment shows. Canal+ broadcasts approximately 430 films each year, 300 of which are exclusive first runs on French TV.
      In 2005, Canal+ invested more than €135 million to acquire French-language productions. The channel holds exclusive first-run rights to movies produced by major US studios such as 20th Century Fox, NBC Universal, Sony/Columbia, and DreamWorks. Canal+ also has a special agreement with Walt Disney and Pixar covering exclusive broadcasting rights to recent feature-length animated films. In January 2005, the channel renewed its agreement with Luc Besson’s EuropaCorp for a three-year period.
      Canal+ offers premium sports coverage with exclusive commercial-free broadcasts and pre-game, half-time and post-game reports and high quality production methods with original camera positions and technical innovation. On December 10, 2004, the French soccer league granted the Canal+ Group exclusive rights to broadcast all French National League 1 games, France’s top soccer league, for three seasons (2005-2008).
      Canal+ is France’s leading pay-TV channel, with 5.06 million subscriptions (group and individual subscriptions in mainland France and its overseas territories) as of December 31, 2005, a net increase of more than 105,000, as compared to 2004. During 2005, Canal+ gained 640,000 new subscriptions, its best sales since 1987. Its churn rate stood at 11.4%.

Theme Channels
      Canal+ has a total of 17 theme channels which include i>Télé, a 24-hour news channel, Sport+, a sports channel, Jimmy, a channel dedicated to TV series, Seasons, a dedicated hunting and fishing channel, Comédie!, a comedy channel, Cuisine TV, a cooking channel, CinéCinéma’s seven-channel package and the four documentary channels from the Planète package.
      On January 3, 2005, the Canal+ Group and the Lagardère Group signed an agreement under which Lagardère sold its entire interest in the content producer MultiThématiques to the Canal+ Group. In return, the Canal+ Group sold its entire interest in Lagardère Thématiques to Lagardère. Now that the transactions have been completed, the Canal+ Group wholly owns MultiThématiques and its subsidiaries, and no longer holds any shares or voting rights in Lagardère Thématiques and its subsidiaries.

Pay-TV Distribution

CanalSat
      The Canal+ Group currently owns 66% of CanalSat (formerly CanalSatellite), the leading French digital satellite pay-TV provider. CanalSat had almost 3.2 million subscriptions at the end of December 2005 (a net increase of almost 205,000 subscriptions, as compared to 2004). In 2005, CanalSat gained over 480,000 new subscribers (an 8% increase, compared to 2004) while maintaining its churn rate slightly below 10%.
      CanalSat offers over 280 channels and services, about 55 of which are satellite exclusives. CanalSat has a multi-platform strategy based on satellite and ADSL services. In addition, CanalSat launched a package of channels specifically designed for 3G telephones, which has been broadcast on SFR’s network since June 2005. In November 2005, CanalSat introduced “Minipack CanalSat” on the pay DTT service.
      CanalSat’s revenues are comprised mainly of subscription fees. In September 2005, CanalSat broadened its commercial offerings with new types of subscriptions and a wider price range.

Media Overseas
      Media Overseas, a wholly-owned subsidiary of the Canal+ Group, is the operator for Canal+ and CanalSat in France’s overseas territories and in other countries outside of France. Media Overseas is the only French overseas network and directly operates four satellite platforms (Africa, Caribbean, Indian Ocean and Pacific) in which it is the majority shareholder, covering 500 million people in the world and two-thirds of all French-speaking countries. Media Overseas also manages Cyfra+, Canal+ Group’s Polish platform. At the end of December 2005, Media Overseas had a total of 660,000 active subscriptions in French overseas departments and territories and in Africa.

Cyfra+ (Poland)
      The Canal+ Group is a major participant in pay-TV in Poland through its activity as programmer of the Canal+ premium package, which celebrated its 10th anniversary in 2005. The Canal+ Group also programs theme channels and operates the Cyfra+ digital platform. Cyfra+ offers subscribers 81 television and radio channels, 63 of which are in Polish, as well as approximately one hundred additional channels available free-to-air via satellite. Cyfra+ is the leading platform in Poland with close to 800,000 subscriptions at year end 2005. The Canal+ Group has a 49% stake in the operating activities of Cyfra+ in Poland, and has a 100% interest in Polcom which, in turn, holds a 26% interest in Cyfra+.

ADSL TV
      Since the first quarter of 2004, with the launch of the digital version of Canal+ via ADSL, the Canal+ Group offers ADSL TV distribution as part of its strategy to reach as many homes as possible, especially in large city centers. The Canal+ Group’s offerings — Canal+ Le Bouquet and CanalSat (100 channels and services) — have been available through Neuf Cegetel (formerly Neuf Telecom) since March 2004, France Telecom since the end of June 2004, and Free since November 2004. The Canal+ Group had over 200,000 ADSL subscriptions at year-end 2005.

Digital Terrestrial Television (DTT)
      In January 2005, the Canal+ Group became the first operator to broadcast a full program (Canal+) over DTT. On March 31, 2005, Canal+ began broadcasting free-to-air programs as part of the launch of free DTT services. In May 2005, the CSA granted the Canal+ Group four new DTT authorizations, in addition to the authorization already held for the channel Canal+.

Legal Downloading of Video and Video On Demand (VOD)
      In October 2005, the Canal+ Group launched CanalPlay, a legal video downloading service. Accessible via a PC, www.canalplay.com offers a large variety of videos available for download. CanalPlay has a library of close to 1,000 videos and since December 2005, offers videos for young people, in particular with the catalogs of Nickelodeon and Jetix. Users have one month to watch the video in a 24-hour window that begins with the start of viewing. For videos for young viewers, users can watch the video as many times as they wish during a one-month period.

StudioCanal
      Through StudioCanal, the Canal+ Group is a major participant in the production, co-production, acquisition and distribution of European and French films and one of the main partners of the French film industry through its financial involvement in co-productions and in the provision of guaranteed minima for the distribution of films. StudioCanal has one of the largest film libraries in the world, with over 5,000 French, British and American feature film titles, including Basic Instinct, Les Bronzés, The Pianist and Podium. Some rights are held by StudioCanal for the whole world, others are limited to Europe or France.
      In 2005, two StudioCanal films were among the 10 biggest box office hits in France: Million Dollar Baby with ticket sales totaling 3,200,000 and The Russian Dolls with ticket sales totaling 2,860,000. These films also achieved very high DVD sales, each selling over 400,000 copies. As a result of this performance and that of comedy DVDs such as De Caunes/ Garcia 2, StudioCanal took the lead for end-of-year video sales.

Seasonality
      The Canal+ Group’s revenues are mainly derived from subscriptions which provide the Canal+ Group’s pay-TV activity with regular monthly revenues and with the ability to forecast income due to the length of subscription contracts. As a result, the Canal+ Group is less affected by seasonal variances other than with respect to new subscriptions more than 50% of which are usually generated in the last quarter of the calendar year.

Competition
      Competition in the pay-TV sector remains largely national due to language and cultural factors specific to each country. Satellite TV dominates the French market and therefore cable TV penetration is weak compared to North America and certain other European countries. The Canal+ Group’s main pay-TV competitors in France for the distribution of TV channels are TPS for satellite TV and cable operators. Since 2004, telecommunications providers have also developed “triple play” offers combining telephone, Internet and television access. In addition, new participants are entering the pay-TV industry as digital technology (including DTT in several European countries) expands broadcasting options.
      The development of new distribution media also increases competition for premium channels such as Canal+, particularly with the release of certain films on DVD before they are broadcast on pay-TV channels. Digitization of content on physical media (DVD) or electronic media, favored by the emergence of high-tech equipment such as home cinema equipment and new generations of personal multimedia players, also represent competition for a premium channel such as Canal+. Competition for theme channels is more international than in the traditional pay-TV sector. In a move initiated by US-based media companies and studios, labels are expanding internationally on the model of Discovery, MTV, Fox Kids and the Disney Channel. In the film industry, StudioCanal’s main competitors are other film studios from the US, Europe and France.
      We also face competition from piracy, which the Canal+ Group actively combats to protect its commercial interests as well as those of copyright owners. In order to fight piracy, the Canal+ Group has created CK2 Security, a subsidiary dedicated to technological monitoring and research that employs approximately 15 people. In an agreement signed in 2003, the Canal+ Group renewed its relationship with Nagra+ as supplier of the conditional access system used for analog broadcasting of the Canal+ premium channel in France. This agreement allowed the Canal+ Group to change all the analog keys in February 2005 to further enhance the security of the system.
      The Canal+ Group also seeks legal remedies in criminal proceedings against pirates.

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
      The Canal+ Group owns 49% of Canal+ SA, a company listed under “Compartment B” of Eurolist by Euronext Paris, which holds the broadcasting license to broadcast the Canal+ premium channel terrestrially via satellite and cable. This authorization was renewed for a five-year period starting December 6, 2005.
      Under its broadcasting license in France, Canal+ SA is subject to the following requirements: (i) a single shareholder may not own more than 49% of its capital; (ii) 60% of the films broadcast by the channel must be European films; and (iii) 40% of the films broadcast must be French-language films. Canal+ is also required to invest 4.5% of its revenues in television productions such as made-for-TV movies and original drama. In addition, the share capital of Canal+ SA, as the holder of the broadcasting license, can only be held up to 20% by a non-European Union shareholder.

      In May 2004, Canal+ entered into a five-year agreement, which became effective on January 1, 2005, with organizations of the French film industry under which Canal+:

•	renewed its financial commitment to support all film industry segments and agreed to continue to allocate at least 9% (up to 12.5% in certain circumstances) of its revenues to the acquisition of French-language films, as part of its obligation to devote 12% of its revenues to the acquisition of European movies;

•	agreed to continue to invest 80% of its French-language film obligation in films prior to the first day of filming; and

•	made certain other financial and technological commitments.
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
      In October 2004, the French Administrative Supreme Court cancelled the DTT authorizations (for a discussion of DTT services see “Digital Terrestrial Television (DTT)” above) granted in June 2003 by the CSA to i>Télé, Sport+, CinéCinéma, Planète, CanalJ and MCM channels. Canal+’s DTT authorization was not affected by this decision. In March 2005, the Canal+ Group applied to the CSA for the allocation of six DTT channels in addition to the one already allocated to Canal+: i>Télé, as a free-access channel, and Canal+ Cinéma, Canal+ Sport, CinéCinéma Premier, Sport+ and Planète as pay-TV channels. In May 2005, the CSA allocated four DTT channel authorizations to the Canal+ Group (out of the eight DTT channel authorizations that were allocated): i>Télé, as a free access channel, and Canal+ Cinéma, Canal+ Sport and Planète as pay-TV channels.
      Regarding Canal+ Active’s video-on-demand business, a multi-industry agreement (protocole d’accord interprofessionel) on movies-on-demand was entered into on December 20, 2005 for a 12-month period.

Research and Development
      In 2005, as in 2004 and 2003, the Canal+ Group did not incur significant research and development costs.

Raw Materials
      Raw materials used in the Canal+ Group’s business are primarily comprised of celluloid for the production of films, polycarbonate for the production of DVDs and paper for packaging. Price fluctuations affecting these raw materials are unlikely to have a material impact on the Canal+ Group’s business.

Property, Plant and Equipment
      The Canal+ Group’s main assets recorded as property, plant and equipment include personal video recording equipment (PVRs) and set-top boxes (Pilotime, Mediasat, Syster), which are either lent or rented to subscribers; broadcasting related assets: including Canal+’s control room/playout and CanalSat’s new broadcasting center.

Telecommunications

SFR
      SFR is the second-largest telecommunications operator in France with 17.2 million customers as of December 31, 2005 (excluding wholesale customer base). Following the repurchase by SFR of the 0.3% stake held by minority shareholders in August 2005 and the subsequent cancellation of the corresponding shares by

SFR, Vivendi now holds a 56% interest in the share capital of SFR (the remaining 44% being held by Vodafone).
      SFR offers mobile telephony services both on a subscription (post-paid) and a prepaid basis (via phone cards), with or without handsets as well as mobile multimedia services (such as music, television, video and games) and data transmission for residential, professional and corporate customers in mainland France and in the French overseas territories, Réunion and Mayotte, through its wholly-owned subsidiary Société Réunionnaise du Radiotéléphone (SRR).
      SFR also operates in the fixed-line telecommunication sector (voice, data transmission and broadband Internet access) through its 34.9% interest in Neuf Cegetel. Upon completion of the merger between Cegetel and Neuf Telecom in August 2005, SFR and Louis Dreyfus SAS held an equal interest of 28.2% in Neuf Cegetel while the remaining stake of approximately 44% was held by the historical shareholders of Neuf Telecom. In May 2006, SFR exercised its preemptive rights and acquired an additional 6.9% stake in Neuf Cegetel’s share capital. SFR now holds 34.9% of Neuf Cegetel and Louis Dreyfus 35.2%, the remaining share capital of Neuf Cegetel is held by the historical shareholders of Neuf Telecom. Neuf Cegetel, is the second largest fixed-line telecommunications operator in France and is the leading alternative operator within the markets for the general public and for professionals, corporate customers and operators. Neuf Cegetel markets its services under two brands, Neuf Telecom and Cegetel. At the end of 2005, Neuf Cegetel had close to 1.2 million customers for its ADSL Internet services.

Mobile Telephony
      In 2005, the mobile phone market continued to grow in France, with an increase in SFR’s mobile phone customer base of 3.5 million (representing a 7.9% annual growth) and 48 million mobile customers in France as at December 31, 2005, while the penetration rate of the mobile phone market increased from 73.9% in 2004 to 79.7% in 2005 (Source: French telecommunications regulatory authority, ARCEP (formerly ART), and SFR).
      In 2005, the French market faced strong competition with the entry on the market of eight Mobile Virtual Network Operators (MVNOs) and the steady development of third generation (3G) mobile services following implementation by SFR and Orange of UMTS services in the French territory.
      In 2005, SFR gained 1.38 million new customers to reach a total customer base of 17.2 million (a 9% increase compared to 2004). For the third consecutive year, SFR held the highest market share in terms of net sales (39.4%), while SFR’s share in the mobile phone market in France increased to 35.8%, compared to 35.5% in 2004 and 35.3% in 2003 (Source: ARCEP and SFR). Despite a 16.3% reduction of the regulated call termination tariffs introduced on January 1, 2005, SFR’s Average Revenue Per User (ARPU) remained stable at €429 in 2005. SFR proved ongoing commercial dynamism during the first quarter of 2006, with 130,000 new customers, taking its total customer base to 17.328 million (excluding wholesale customer base).
      This achievement reflects the success of SFR’s offering, which aims to increase the use of voice calls on the mobile network and to develop new services, mainly involving TV/Video and music. In this context, the following factors were decisive:

•	SFR’s investment strategy in its own telecommunications networks and in particular in its UTMS network through a significant increase of available capacities for voice calls and data transfers to meet its diversified customer needs;

•	multiple initiatives to boost the French market, including 3G access from the lowest monthly subscription rate (€22) and the cheapest pre-paid card (€10) regardless of the plan chosen (subscription, pre-paid or rechargeable blocked accounts), along with a significant decrease in the price of 3G handsets; and

•	a strong commercial presence within the French territory with 5,000 outlets.

Network
      SFR’s mobile services operate through a GSM/GPRS (Global System for Mobile Communication/ General Packet Radio Service) license, the international standard for mobile communications and the dominant digital standard in Europe or through a UMTS (3rd generation mobile telephony or 3G) license. At the end of 2005, SFR’s GSM/GPRS network covered 98% of the French population and SFR’s UMTS network covered 60% of the French population.
      The UMTS system is a third-generation mobile radio system which generates additional capacity, enables broadband media applications and high-speed Internet access. SFR will continue to invest in the development of its UMTS network in 2006 as a result of a significant capital expenditure program. In addition, since 2005, SFR has been preparing the introduction of the new HSDPA functionality (3G+) on its 3G network. The first HSDPA commercial pilots for corporate customers were launched in March 2006. In May 2006, SFR launched the first 3G+ commercial offerings in France for corporate customers. SFR was the first operator to offer 3G+ services to its corporate customers. In June 2006, SFR was also the first operator to extend its 3G+ offerings to the general public.
      SFR will implement the Enhanced Data for Global Evolution (EDGE) standard in areas which are not covered by the UMTS network to improve its GSM/GPRS coverage. This standard will allow SFR to offer higher levels of communication output to its corporate customers compared with those provided by the GSM/GPRS network.
      SFR’s network was ranked first or first ex-aequo for quality on 56 out of the 59 criteria used by the ARCEP in its 2004/2005 annual audit on the quality of mobile networks. SFR is the only operator to have achieved this ranking for two consecutive years.
      As a service operator, SFR does not intervene in any industrial processes directly. The various pieces of its network infrastructure, as well as the terminals and the SIM cards sold by SFR to its customers, are purchased from a variety of suppliers to avoid any dependence in this respect.

Services
      In 2005, SFR’s voice usage per user increased by 10.5%, compared to 2004, with an average length of communications (Average Usage Per User, AUPU(2)) of 296 minutes per month. This strong growth results in part from the launch of new offers in April 2005, including unlimited communications to three other SFR customers, representing a significant decrease in the price per minute paid by customers. Average voice usage of SFR customers continued to grow in the first quarter of 2006 to reach 309 minutes per month. For “non-voice” communications, the number of 3G customers and associated services, including video teleconferencing, downloading of music and access to video and television sharply increased during 2005. SFR had more than one million exclusively 3G customers at the end of 2005, largely exceeding its objective of 500,000 customers and 1.352 million as of March 2006.
      Pursuant to strategic agreements signed with major record companies, the SFR music portal has a music catalog comprised of 500,000 titles. It is one of the top five leading legal platforms for downloading music in France, with 830,000 downloads in 2005 and more than one million downloads in January 2006. SFR mobile TV/Video service offers 54 channels (including the 26 channels of the CanalSat package with close to 20,000 customers at the end of December 2005) and more than 60 video programs, including 1.2 million TV/Video sessions in December 2005, for a total of 4.3 million TV/Video sessions in 2005. The use of video teleconferencing also expanded in 2005, with almost 2 million video teleconferences held on the SFR network by the end of 2005.
      At the end of 2005, SFR had 4.8 million Vodafone live! customers, compared with 2.2 million at the end of 2004. In addition, the number of text messages continued to grow in 2005, with 5.4 billion short messaging

(2)	AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by the average customer base (as defined by ARCEP) for the last twelve months.

services (SMS) and 98 million multimedia messaging services (MMS) sent over SFR’s network over the year, compared with 4.5 billion and 37 million in 2004, respectively.
      In the area of corporate services, 2005 was marked by strong sales, which confirmed the trend of the past years and significant strategic innovations. In October 2005, SFR launched the “SFR Service Management” offer, which provides a comprehensive service to SFR’s corporate customers through mobile phone deployment and fleet management services. 2005 was also marked by a sharp increase in data transmission services, in particular with increased sales of Vodafone Mobile Connect Cards (a 300% increase) and of BlackBerry® Mobile Messaging services (a 244% increase).
      SFR has signed roaming agreements covering over 212 countries for GSM/GPRS and 25 countries for UMTS. In 2005, SFR also launched the Vodafone Passport option, which allows SFR customers calling from outside of France to make calls at the rate specified for national calls beyond the minutes provided by each customer’s package.
      SFR has entered into various agreements with the manufacturers of telecommunication network infrastructures, service platforms and mobile terminals as well as agreements for the integration or development of software solutions (network and management software). Pursuant to these agreements, the relevant SFR entity is either granted a license to use the intellectual property rights of the supplier or transferred the ownership of the software along with the improvements and studies. SFR has also entered into marketing agreements under which the relevant SFR entity is authorized to include services developed by third parties within its offer of commercial services.

Seasonality
      SFR’s sales (acquisition of new customers) are generally higher at the end of the year.

Competition
      SFR faces strong competition in the mobile market in France which remained dynamic with an increase in the penetration rate of 5.8 percentage points in 2005 at 79.7% at the end of 2005, compared to 73.9% at the end of 2004 (Source: ARCEP). SFR’s mobile network competitors are Orange France and Bouygues Telecom. SFR’s principal MVNO competitors are Debitel, Tele 2, NRJ Mobile, Virgin Mobile and Futur Telecom (SFR has a 40% interest in CID, the parent company of Futur Telecom).
      At the end of 2005, the market share of Orange France, Bouygues Telecom and MVNOs was 46.7%, 16.9% and 0.6%, respectively, and 35.8% for SFR. The arrival of MVNOs on the French market, six of which have signed agreements with SFR and two with Orange, has intensified competition within the mobile phone market, increasing diversity and complementarities to the existing offers.

Regulatory Environment
      Our French telecommunications operations are subject to national laws and regulations overseen by authorities such as France’s ARCEP. This sector remains heavily regulated. SFR’s GSM license was renewed by the French government for a further 15 years from March 25, 2006, for an annual fee of €25 million and 1% of SFR’s revenues generated by the GSM network. In 2001, SFR was granted a UMTS license by the French government for a period of 20 years (2001-2021) in return for a one-time payment of €619 million, paid in September 2001 and an annual fee equal to 1% of SFR’s future revenues generated by the UMTS network.
      The sector-specific measures that the ARCEP can adopt in the relevant markets include the obligation to provide access, pricing controls (including wholesale cost pricing) and accounting separation. Within this new regulatory framework, the ARCEP has been granted wider powers and is responsible for studying the competitive conditions within each relevant market. It is responsible for allocating frequencies and phone numbers and is authorized to settle disputes relating to interconnection and access.
      In 2004, a series of European directives known as the “Telecoms Package” were transposed into French law to encourage competition within the French telecommunications market. As a result, the ARCEP has to study 18 different markets identified as “relevant” by the European Commission and in each case, the ARCEP must, on the basis of the position of the participants in such markets, determine if it is appropriate to allow the normal rules of competition to prevail or if the regulator needs to intervene and impose specific measures designed to re-establish a competitive balance. In 2005, the ARCEP decided to abandon its project to introduce regulations to the market for mobile access and call origination (Market 15). This market, together with the associated retail market, is being monitored by the ARCEP until the end of 2006. Two other markets are currently being analyzed by the ARCEP: the market for SMS call termination (new within the European Union) and the international roaming market (Market 17). Regarding the market for SMS call termination, the ARCEP has considered that each of the mobile operators had a monopoly on SMS call termination, which could lead the ARCEP to impose a cost orientation SMS call termination rate on operators. The ARCEP should render a final decision on this matter in 2006 after considering the opinion of the French Competition Council. The EU Commission has a right of veto. With respect to the international roaming market, after having concluded in its preliminary decision that no individual mobile operator dominates the retail market or jointly dominates the wholesale market, the ARCEP has nevertheless referred to the EU Commission for the regulation of this market. In February 2006, the EU Commissioner for Information Society and Media indicated that she was contemplating an EU regulation to contain international roaming prices considered as too high. The final decision in this matter could be rendered by the end of 2007.
      French Act no. 2005-882 of August 2, 2005 in favor of small businesses sets out provisions regarding the portability of mobile phone numbers, which allows subscribers to retain their phone number when switching operators, provided a request is made within ten days of the switch (currently two months). The implementing decree was published in January 2006 and its implementation by operators is scheduled for early 2007. In anticipation of such changes, SFR has unilaterally decided to offer its customers a temporary one-month period for portability starting April 12, 2006. In addition, several government committees were set up in 2005. The conclusions of these committees could lead to proposed legislation governing consumer protection (collective actions and various measures) or broadcasting (setting up a regulatory framework allowing television services broadcasting on mobile phones).
      In July 2003, the French government, the association of French mayors (Association des Maires de France), the Association of French departments, the ARCEP and the three French mobile telecommunications operators, including SFR, launched a two-phase program to extend mobile services to 3,000 communities which do not have access to mobile services by 2007 (so called “dead zones”), extending coverage to 99% of the French population. The second phase of this program, which is entirely financed by the mobile operators, was launched in July 2004 and aims to cover approximately 1,200 communities.
      SFR alone achieved almost half of the deployment scheduled for 2005 by all French mobile operators with 163 opened sites covering 251 areas. This deployment schedule goes beyond the initial commitments of all three French network operators (a total of 378 installed sites, compared with 300 as initially scheduled). Taken as a whole, this program represents an investment of approximately €150 million for SFR.
      The rapid growth of mobile telephony in recent years has led to an international debate on the potential health risks caused by electromagnetic waves. At the end of 2000, SFR set up a dedicated management team, as well as a team of scientific advisers including an epidemiologist and a sociologist, in order to monitor research on this issue, understand the expectations of the various interested parties and recommend appropriate measures if necessary.
      Expert opinion, both national and international, is generally of the view that mobile phone masts do not pose a health risk. In Ottawa, in July 2005, the World Health Organization (WHO) confirmed the position it had adopted in June 2000, that “none of the studies recently undertaken make it possible to conclude that exposure to radiofrequency fields emitted by mobile phones or base stations has any harmful effect whatsoever on human health.” This observation is repeated in the various studies by experts throughout the world and in particular in the report of the French environmental health agency, the Agence Française de Sécurité Sanitaire Environnementale (AFSSET), published in June 2005. SFR is paying close attention to scientific studies carried out by experts throughout the world. These studies have not shown any risk to the health of users.

Certain results have, however, raised questions which merit further investigation, and research in this field is still on-going. In particular, the International Cancer Research Center, authorized by the World Health Organization, conducted a large-scale epidemiological study within thirteen countries, the conclusions of which are expected to be published in 2006.
      Since September 2002, in accordance with the recommendations of the French Ministry of Health, SFR has provided an earphone kit, free of charge, in each package distributed to its customers. SFR, in association with the French Ministry for Research and other companies, created a foundation to study “radiofrequencies and health” in January 2005.
      SFR complies with applicable regulations (in particular Decree no. 2002-775 of May 3, 2002) concerning the limitation of public exposure to electromagnetic fields and endeavors to keep the public, local authorities and its lessors informed about the latest developments and regulations on this issue. SFR has also taken an active part in the work of the French mobile operators’ association (Association Française des Opérateurs Mobiles — AFOM) in order to enhance dialog and transparency on this issue. In April 2004, AFOM and the association of French mayors agreed to a best practices guide for the installation of mobile phone masts. In May 2005, the AFOM and the French Mayors’ Association published a first assessment of the application of the best practice guide and introduced monitoring indicators. SFR is implementing environmental management procedures in order to have some of its activities ISO 14001 certified beginning 2008. In 2005, SFR’s two historical environmental projects reached their final stages with the integration into their surroundings of 90 % of new phone masts installed during the year 2005 and the collection of 60,000 used mobile phones for recycling.

Research and Development
      In 2005, SFR’s investments in research and development mainly focused on three main areas which include the quality of customer services, service platforms and the study of new telecommunications technologies in the fields of radio (HSDPA/ WiMax), core network (IMS/IPV6) and terminals, generally through experiments on pilot platforms.
      As a result of its structure and size, SFR has adopted a strategy for academic and industrial network research by means of national or European projects in order to optimize investments and ensure that project results are properly shared. These multi-party projects have led to the filings of new patents mainly in the fields of mobile Internet, security and multimedia services.
      SFR’s research and development costs totaled more than €43 million in 2005, compared to €37 million in 2004.

Raw Materials
      As a service operator, SFR’s operations do not rely on raw materials.

Property, Plant and Equipment
      SFR owns the telecommunications equipment which is used to operate its network. This equipment is either located in premises rented from third parties (principally through long-term lease agreements) or owned by SFR itself. In some cases, equipment is located in premises shared with other telecommunications operators. Most of the administrative buildings are rented. SFR uses external partners for the storage and distribution of its products such as mobile handsets.

Maroc Telecom
      Maroc Telecom was created in 1998 following its spin-off from the Office National des Postes et Télécommunications (the Moroccan National Postal and Telecommunications Office). Maroc Telecom is Morocco’s historic and leading telecommunications operator in both the fixed-line and the fast-growing mobile business. Maroc Telecom also controls 51% of Mauritel SA, the national telecommunications operator in Mauritania.

      Vivendi became the Kingdom of Morocco’s strategic partner in Maroc Telecom after acquiring a 35% equity interest in Maroc Telecom in 2001 following an auction process organized by the Moroccan government. Pursuant to a shareholders’ agreement entered into at the time of the acquisition of the 35% interest, Vivendi controlled Maroc Telecom. The Moroccan government continued the process of privatizing Maroc Telecom by selling us 16% of Maroc Telecom’s capital in November 2004 (this transaction closed in January 2005) and by conducting an equity offering of 14.9% of Maroc Telecom’s share capital in December 2004 (which led to the simultaneous listing of Maroc Telecom on the Casablanca and Paris stock exchanges). As a result of these transactions, Vivendi now holds a 51% interest in Maroc Telecom’s share capital, the remaining 34.1% and 14.9% of Maroc Telecom’s share capital being held by the Kingdom of Morocco and the public, respectively.

Mobile Telephony
      The Moroccan mobile telecommunications market grew significantly as a result of the introduction of prepaid offers in 1999 and the liberalization of this sector in 2000.
      At the end of 2005, the penetration rate of mobile telephony was 41.3% and Maroc Telecom held a 66.7% market share. In 2005, Maroc Telecom’s mobile customer base increased by more than 2.4 million, up 38%, to reach 8.8 million customers (excluding Mauritel), 96% of which were prepaid (source: Agence Nationale de Réglementation des Télécommunications (ANRT) — Moroccan National Telecommunications Regulation Agency). During 2005, Maroc Telecom continued to improve its commercial offer and introduced new services in order to retain existing customers and attract new ones. In 2005, innovations included a more comprehensive handset range, a reduction in pack prices starting at MAD 290 (€26), the introduction of MAD 50 (€4.5) cards, increased offerings with the introduction of “no commitment” tariff plans and the development of its loyalty program through the remuneration of incoming traffic with loyalty points. Maroc Telecom’s mobile customer base continued to grow in the first quarter of 2006 to reach 8.576 million customers(3) (excluding Mauritel), a net increase of 339,000 customers over the quarter.
      The average churn rate was 12.2% at the end of 2005 compared to 11.6% at the end of 2004, despite a significant growth in the customer base. In 2005, Average Revenue Per User (ARPU(4)) reached MAD119 (approximately €11), compared to MAD123 in 2004, due to significant growth of the customer base in 2004 and the 7% decrease in fixed-to-mobile interconnection tariffs as of September 1, 2005. Excluding the impact of the January 1, 2005 incoming international tariff increase, blended ARPU decreased by 9% in 2005. Monthly ARPU for the first quarter of 2006, and churn rate were €10.1 euros and 15.3%, respectively.
      Maroc Telecom remains the benchmark for the short messaging services (SMS) and the multimedia messaging services (MMS) market in Morocco and also offers MMS and GPRS roaming services to its post-paid customers. In 2005, the total number of outgoing SMS messages on Maroc Telecom’s network reached more than 1.1 billion.

Fixed-line Telephony, Data and Internet
      At the end of 2005, Maroc Telecom was the sole holder of a fixed-line telephony license and is the leading Internet and data services provider in Morocco. The market was opened to competition in 2005 following the grant of fixed-line licenses to two new operators, which are expected to start operating in 2006.
      The principal fixed-line telecommunications services provided by Maroc Telecom are:

•	telephony services;

•	interconnection services with national and international operators;

(3)	The customer base, in compliance with the definition of the ANRT and as used by Maroc Telecom in 2006, is calculated as the sum of prepaid customers giving or receiving a voice call during the last three months and the number of not resiliated postpaid customers.

(4)	ARPU (Average Revenue Per User) is calculated by dividing revenues (from incoming and outcoming calls and data services) net of promotions, excluding roaming in and equipment sales by average customer base over the period.

•	data transmission services for professional markets and Internet service providers, as well as to other telecoms operators; and

•	Internet services which include Internet access services and related services such as hosting.
      The number of fixed-lines was slightly over 1.3 million as of December 31, 2005, a 2.4% increase as compared to 2004. The residential customer base was 884,546 lines at the end of 2005, a slight 0.6% decrease as compared to 2004. The number of professional and corporate users reached 292,519 at the end of 2005, representing a 3.5% increase over 2004.
      Public telephony is comprised of a network of public booths and an extensive network of phone shops, which are managed by private entrepreneurs who lease, on average, four lines per shop. Phone shops generate revenue equal to the difference between the retail price (determined by Maroc Telecom) and the rate charged by Maroc Telecom. This activity has grown significantly since October 2004, largely as a result of the termination in October 2004 of the “chaining” requirement imposing a minimum distance of 200 meters between phone shops. The termination of the “chaining” requirement enabled a more concentrated phone shop network. The number of lines reached 164,091 at year-end 2005, a 20.6% increase as compared to 2004. Maroc Telecom provides companies with data transmission solutions including X25, Frame relay, digital and analog lease lines, and IP VPN links. Maroc Telecom’s Internet offer consists of Internet access packages under the Menara brand provided to residential and professional customers. The launch of ADSL services in October 2003 has helped to increase Maroc Telecom’s Internet customer base.
      At year-end 2005, as a result of rate cuts introduced in March 2005 and year-end promotions, Maroc Telecom had more than 252,000 subscribers to its Internet access services, more than 96% of whom were ADSL subscribers. The ADSL customer base continued to experience strong growth in the first quarter of 2006, particularly as a result of promotions during the first quarter, to reach 296,000 lines (a 54,000 increase over the quarter).

Distribution
      Maroc Telecom has an extensive distribution network with a direct and indirect network comprising nearly 40,000 points-of-sale (approved by Maroc Telecom) and subject to distribution agreements with local resellers or with national retailers.
      As of December 31, 2005, the various distribution channels were as follows:

•	the direct network, comprised of 277 sales agencies;

•	the local indirect network, comprised of independent resellers subject to exclusive agreements, which are managed by the closest Maroc Telecom commercial agency. A significant part of these resellers also operate phone shops approved by Maroc Telecom;

•	an independent local network, primarily dedicated to mobile telephony, managed by GSM Al Maghrib, a company in which Maroc Telecom held a 35% stake until March 2006; and

•	retailers with nationwide networks whose main business is not in telecommunications (supermarkets, newspaper and magazine retailers, tobacco shops or Moroccan post offices).

Network
      Maroc Telecom’s fixed-telephony and data transmission network has a switching capacity of nearly 1.9 million lines and provides national coverage, as a result of its focus on servicing newly created urban residential areas. Maroc Telecom manages a fully digitized network as well as a fiber optic interurban transmission infrastructure capable of carrying data at high speed. To meet customer demand, the international Internet bandwidth increased five-fold from 1.4 Gbits/s at year-end 2004 to reach 7.1 Gbits/s at the end 2005.
      In mobile telephony, Maroc Telecom is focused on growing both population and geographic coverage. At year-end 2005, Maroc Telecom had more than 4,180 GSM sites (compared to 3,750 in 2004 and 3,300 in

2003). Maroc Telecom covers 97% of the Moroccan population. At December 31, 2005, Maroc Telecom had entered into 399 commercial roaming agreements (more than 353 of which are operational) for its postpaid customers with operators in 207 countries and 68 roaming agreements for its pre-paid customers with operators in 41 countries. Maroc Telecom has entered into roaming agreements to offer MMS and GPRS in 54 countries.

Mauritel Group
      Maroc Telecom holds 80% of the share capital of Compagnie Mauritanienne de Communications (CMC), which in turn holds 51% of the share capital of Mauritel SA. The remaining 20% of the share capital of CMC is held by Mauritanian investors. The Mauritel Group is comprised of Mauritel SA and its wholly owned subsidiary Mauritel Mobiles.
      Mauritel SA is the only fixed-line telephony operator in Mauritania, which provides both fixed-line telephony (voice and data) and Internet access services. At the end of 2005, Mauritel had a fixed-line customer base of approximately 40,000, representing a 1.5% penetration rate (source: Mauritel).
      Mauritel Mobiles is the leading mobile phone operator in Mauritania with an estimated market share of 70% (source: Mauritel Mobiles estimates), ahead of its competitor, Mauritano-Tunisienne de Télécommunications (Mattel), which is part-owned by the Tunisian historic telecommunications operator. Mauritel Mobiles’ customer base increased from less than 7,200 customers at the end of 2000 to more than 465,000 customers as at December 31, 2005 (source: Mauritel Mobiles).

Seasonality
      Maroc Telecom’s revenues in mobile and public telephony traditionally increase in July and August, with the return of Moroccans residing abroad, and in the two-week period preceding Aïd El Adha (which was on January 21st in 2005), while the month of Ramadan (from October 5th to November 3rd in 2005) is a low point in consumption for both fixed-line and mobile telephony.

Competition
      At the end of 2004, there were two GSM operators in Morocco (Maroc Telecom and Médi Télécom (Méditel)), five licenses for GMPCS-type satellite telecommunications networks, three licenses for operators of VSAT type satellite-based telecommunications networks and two licenses for operators of shared resources radio electric networks.
      In 2005, the fixed-line market was open to further competition with fixed-line telephony licenses granted to Méditel and Maroc Connect (including a local loop license allowing limited mobility within a 35 km diameter). Third generation (UMTS) licenses will be granted in 2006 at a fixed price.

Fixed-line Telephony
      As of December 31, 2005, the two operators holding the new fixed-line licenses had not launched their services but are expected to start operating in 2006.
      The public telephony market has been open to competition since 2004 with Méditel, which opened phone shops using GSM technology in spring 2004, and Globalstar, which opened phone shops using satellite technology. At year end 2005, Maroc Telecom’s market share in the public telephony market was estimated at approximately 96% of the number of lines. Méditel, through the installation of GSM gateways known as “Link Optimization Boxes” (LO Box), entered the professional fixed-line market. The installation of this equipment for outgoing PABX lines facilitates the transformation of fixed-to-mobile traffic into mobile-to-mobile traffic without using Maroc Telecom’s fixed-line network.
      Competition in data transmission services is relatively limited. Maroc Telecom’s main competitors include Internet service providers (ISPs), satellite operators and Equant, an international operator.

Mobile
      Maroc Telecom’s competitor in this segment is Méditel, a mobile license holder since August 1999. The majority shareholders in Méditel are Telefonica and Portugal Telecom, each with 32.18% of the share capital and a group of Moroccan investors led by Banque Marocaine du Commerce Extérieur. As of December 31, 2005, Maroc Telecom held 66.7% of the mobile market (source: ANRT).

Internet
      Maroc Telecom holds a 95% market share of the Internet market, excluding subscription-free services and its competitors include Maroc Connect, distributor of the Wanadoo brand, with an estimated market share of less than 5%, as well as other ISPs (source: ANRT). Maroc Telecom has a 97% market share in the high growth ADSL market (source: ANRT).

Regulatory Environment
      The Kingdom of Morocco created the Agence nationale de réglementation des télécommunications (ANRT), a telecommunications regulatory authority, which is in charge of liberalizing and regulating the telecommunications market in Morocco and manages the liberalization and privatization program of the telecommunications market advocated by the World Bank. Maroc Telecom fulfills its obligations as a fixed-line operator by providing universal service.
      In 2004, the government of the Kingdom of Morocco re-launched the liberalization process in the telecommunications sector by amending and supplementing the Post and Telecommunications Act of August 7, 1997 with Moroccan Law no. 55-01, which institutes a more gradual sanction system based on fines, relieves the operators of some obligations related to universal service and local community development and authorizes the use of alternative infrastructures. The government also published a policy paper for the liberalization of the sector for the 2004-2008 period.
      In February 2005, the ANRT launched an invitation to tender for the allocation of additional fixed-line telephony licenses for local loop, national transmission and international gateway and transit. In July and September, such new licenses were granted to Médi Télécom and Maroc Connect.
      In 2005, changes to the regulation related to interconnection, and general conditions for the operation of a telecommunications network were made respectively through Decree no. 2-05-770 and Decree no. 2-05-771 of July 13, 2005. The ANRT has launched an invitation to tender in May 2006 for the allocation of 3G mobile licenses (a maximum of three licenses). Regulatory controls will be implemented as scheduled: pre-selection of the carrier (July 2006), partial unbundling of the local loop (January 2007) and total unbundling of the local loop (January 2008).

Research and Development
      Maroc Telecom’s research and development activities focus on the introduction of new Maroc Telecom products and/or services or the transformations or improvements to existing Maroc Telecom products. In 2005, Maroc Telecom’s research and development expenses were immaterial in 2004 and were approximately €2 million in 2003 and 2002.

Raw Materials
      As a service operator, Maroc Telecom’s operations do not rely on raw materials.

Property, Plant and Equipment
      For the development of its networks and commercial, support and administrative functions, Maroc Telecom has approximately 4,500 sites (including buildings and land) throughout Morocco, including 3,350 leased locations and 1,150 owned locations.

Other

NBC Universal
      In May 2004, Vivendi completed the combination of the businesses of NBC with those of VUE and certain related assets to create one of the world’s leading media companies, NBC Universal (NBCU). As at December 31, 2005, Vivendi held 18.5% of NBCU. In February 2006, Vivendi increased its interest in NBCU to 20% (please refer to “Item 5. Operating and Financial Review and Prospects — Combination of VUE and NBC to form NBC Universal”.
      NBCU is engaged in a variety of media and entertainment businesses, including:

•	production of live and recorded television programs;

•	production and distribution of motion pictures;

•	operation, under licenses from the Federal Communications Commission (FCC), of television broadcasting stations;

•	furnishing of US network television services to affiliated stations;

•	ownership of several cable/ satellite networks around the world;

•	operation of theme parks; and

•	investment and programming activities in multimedia and the Internet.
      The NBC television network is one of four major US commercial broadcast television networks and serves 230 affiliated stations in the US. NBC owns and operates Telemundo, a leading US Spanish-language commercial broadcast television network.
      At December 31, 2005, NBC owned and/or operated 30 VHF and UHF television stations including those located in Birmingham, Alabama; Los Angeles, California; San Diego, California; Hartford, Connecticut; Miami, Florida; Chicago, Illinois; New York, New York; Raleigh-Durham, North Carolina; Columbus, Ohio; Philadelphia, Pennsylvania; Providence, Rhode Island; Dallas, Texas; and Washington, DC. Broadcasting operations of the NBC Television Network, the Telemundo network, and the company’s owned stations are subject to FCC regulation.
      NBCU operations also include investment and programming activities in cable television, principally through USA Network, Bravo, CNBC, SCI FI Channel, MSNBC, CNBC Europe, CNBC Asia Pacific, and entertainment channels across Europe and Latin America. NBCU has equity investments in Arts and Entertainment, The History Channel, the Sundance Channel, ValueVision Media, Inc., and a non-voting interest in Paxson Communications Corporation. NBCU has secured exclusive US television rights to the Olympic Games through 2012.

Veolia Environnement
      Until June 2002, we held approximately 63% of the share capital of VE, a global environmental services company. We gradually reduced our share capital in VE to 40.8% in July 2002, 20.3% in December 2002, and 5.3% in December 2004. In December 2004, we entered into a three-year derivative contract with Société Générale to benefit from any potential capital gains on our 5% interest in Veolia Environnement over a price of €23.91 per share. In October 2005, this derivative instrument was settled before maturity. For further information on the December 2004 transaction, see “Other 2005 transactions”.

Elektrim Telekomunikacja
      Vivendi holds 51% of Elektrim Telekomunikacja and Carcom, whose only asset is a 51% interest in Polska Telefonia Cyfrowa (PTC), a major participant in the Polish telecommunications market. For further information on Elektrim Telekomunikacja please refer to “Item 5. Operating and Financial Review and Prospects — Elektrim Telekomunikacja situation in 2005” and “Item 8. Financial Information — Litigation”.

Public Takeover Offers
      To our knowledge, we have not been the target of any public takeover offer by third parties in respect of our shares during the last or current fiscal year. Moreover, we have not sought to acquire another company in a public takeover except as might be disclosed in this document or in last year’s annual report on Form 20-F.
Organizational Structure
      Please refer to “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements — Note 31” for a list of our principal operational subsidiaries and affiliates as of December 31, 2005.
Patents, Licenses, Contracts, Manufacturing Processes
      Other than our mobile telecommunication licenses (see “Item 18. Financial Statements — Note 11” for further information), we have no patent, license, contract or other manufacturing process that is, individually, material to Vivendi.
Item 5:     Operating and Financial Review and Prospects
Basis of Presentation of Financial Information
      The following discussion presents a review of Vivendi’s financial and business segment results. It should be read in conjunction with Vivendi’s Consolidated Financial Statements and the related notes presented in Item 18 of this document.
Accounting Policies
      Our Operating and Financial Review and Prospects are based on our Consolidated Financial Statements. Before January 1, 2005, our Consolidated Financial Statements were prepared in accordance with French GAAP. Effective January 1, 2005, we adopted IFRS, along with other European listed companies, in accordance with European Union regulations. IFRS as adopted by the European Union differ in certain significant ways from accounting principles generally accepted in the United States (“US GAAP”). For a complete description of the Group’s significant accounting policies, please see Note 1 to our Consolidated Financial Statements.

Critical accounting estimates
      Some of the accounting methods and policies used in preparing our Consolidated Financial Statements under IFRS and the reconciliation of net earnings and shareholders’ equity to US GAAP require our management’s assessments of estimates based on historical results and assumptions deemed realistic and reasonable. Despite periodic reviews of these estimates and assumptions, changes in facts and circumstances could affect these estimates and assumptions which in turn could impact the reported amount of Group assets, liabilities, equity or earnings. These estimates and assumptions notably relate to the measurement of deferred taxes, contingencies and provisions, employee benefits, share-based compensation and certain financial instruments, revenue recognition and the valuation of goodwill, other intangible assets and property, plant and equipment, as discussed below.

Deferred taxes
      Deferred tax assets relate primarily to tax losses carried forward. They are recognized insofar as it is probable that a taxable profit will be available, or when a current tax liability exists, to make use of those deferred tax assets. As of December 31, 2005, our recorded deferred tax assets amounted to €1,784 million.
      The carrying value of deferred tax assets is reviewed at end of each reporting period and revalued or reduced to the extent it is more or less probable that a taxable profit will be available to allow the deferred tax asset to be utilized. When assessing the probability of a taxable profit being available, account is notably taken of prior year results, expected future results, non-recurring items unlikely to occur in the future and the tax strategy. The assessment of the Group’s ability to utilize tax losses carried forward is therefore to a large extent judgment-based. If the future taxable results of the Group differ materially from those expected, the Group could be required to increase or decrease the carrying value of deferred tax assets, which could materially impact the Group’s statement of financial position and statement of earnings. Further information is provided in “Item 18. Financial Statements — Notes 1.3.10 and 6”.

Contingencies and Provisions
      Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, for which the amount can be measured with sufficient reliability and for an outflow of resources (without expected offset) which would most likely be required to settle this obligation. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and a disclosure is made in the notes to the Consolidated Financial Statements. Contingent liabilities are often resolved over a long time period.
      Establishing provisions and liabilities related to tax uncertainties, legal issues and restructuring charges, including environmental matters, requires significant management judgment and estimates. Management continually evaluates these estimates based on changes in the relevant facts, circumstances and events that may impact such estimates as well as their relevance and adequacy. While management believes that the current provisions and liabilities for these matters are adequate, there can be no assurance that such circumstances will prevail in the future. Further information is provided in “Item 18. Financial Statements — Notes 20, 22, 29 and 30”.

Employee benefits
      Vivendi’s employee benefit obligations are determined using actuarial models and assumptions applicable in the countries where the plans are offered, principally the US and the UK. The discount rate and the expected return on plan assets are two critical assumptions used to measure a plan’s expense and/or liability. We review these critical assumptions at least annually. Other assumptions include demographic factors such as the expected residual length of service and the rate of compensation increase. These assumptions are reviewed periodically and are updated to reflect our prior experience. Actual results in any given year may differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little flexibility in selecting the discount rate, which must reflect the market rate for high-quality fixed income investments. We determine the proper discount rate by reference to returns received on treasury notes and notes issued by investment grade companies having maturity equivalent to those of the plans. A lower discount rate increases the present value of benefit obligations and pension expenses. In order to reflect market interest rate conditions, we reduced our weighted-average discount rate from 5.1% in 2004 to 4.9% in 2005 for pension plans and from 5.3% in 2004 to 5.2% for postretirement benefits plans. To determine the expected return on plan assets, we consider, for each country, the structure of the asset portfolio and the expected rate of return for each of the components. The weighted-average expected return on plan assets was 4.7% in 2005 and 6.4% in 2004.
      Changes in key assumptions used to calculate our pension plans and post-retirement benefit plans would be as follows:

•	a 50 basis point increase in the 2005 discount rate would lead to an increase of €2 million in the pre-tax expense, whereas a 50 basis point decrease would have had no significant impact on the 2005 expense; and

•	a 50 basis point increase (or decrease) in the expected return on plan assets for 2005 would lead to a decrease (or an increase) of €4 million in the pre-tax expense.

      Further information on our principal pension and post retirement benefit plans, including disclosure on these assumptions, is provided in “Item 18. Financial Statements — Note 21”.

Share-based compensation
      We maintain stock option incentive plans that grant subscription rights and options to purchase our ordinary shares to certain senior executives and employees and certain employees of equity affiliates. These plans constitute an additional compensation borne by us. The compensation cost is equal to the value of the option as of the grant date and is calculated using a binomial model based on certain assumptions. Those assumptions are described in “Item 18. Financial Statements — Note 19” and include among others, the expected dividend yield and the expected volatility. Volatility measures the expected variation over time in the return on a financial asset. Given the extremely high volatility of Vivendi ordinary shares prior to the valuation period of these stock option plans (1999 — 2002), we have limited relevant statistical data for prior periods to estimate future volatility for purposes of valuing our stock option plans in accordance with IFRS 2. We have therefore measured the value of our stock options using the implicit volatility rate for short-term securities. These variables make it difficult for us to estimate the fair value of stock options.

Financial instruments
      The fair value of derivative instruments or financial assets that are not traded in an active market (such as unlisted equity securities, currency options and embedded derivatives) are determined using valuation techniques. The determination of an appropriate valuation methodology is based on our judgment. Underlying assumptions are based principally on existing market conditions. Changes in these assumptions may cause Vivendi to recognize impairments or losses in the future. Further information is provided in Notes 1.3, 15, 25 and 26 to our Consolidated Financial Statements.

Revenue recognition
      We have revenue recognition policies for each of our business units based on the nature of their business. For a summary of these revenue recognition policies, see “Item 18. Financial Statements — Note 1.3.4”.
      We record provisions for estimated returns on products sold to customers through distributors, such as recorded music, software products and DVD. These provisions are estimated based on past sales statistics and take into account the economic environment and product sales forecasts. Differences may arise with respect to the amount and timing of the revenue for any period if actual performance varies from these estimates.

Impairment of Assets

Investments and receivables from equity affiliates
      We hold minority investments in companies having operations or technology in areas within or adjacent to our strategic focus and receivables from these companies. Some of these companies are publicly traded with highly volatile share price while others are not publicly traded and their value is difficult to determine. We record an investment impairment charge when we believe an investment has experienced a decline in value which is not temporary and record an allowance for receivables if recoverability is uncertain. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments or receivables, thereby possibly requiring an impairment charge in the future.

Goodwill, other intangible assets or property, plant and equipment
      An impairment test is performed when events or changes in the economic environment indicate a risk of impairment for goodwill, other intangible assets, property, plant or equipment. This test is used to determine whether the carrying value of the asset or group of assets under consideration exceeds its or their recoverable value. Recoverable value is defined as the higher of an asset’s fair value (less selling costs) and its value in use.

Value in use is equal to the estimated present value of future cash flows to be derived from the use and sale of the asset.
      Value in use is determined based on cash flow projections consistent with the most recent budget and business plan approved by our executive management and presented to the management board. These actuarial valuations are based on assumptions that take into account the discount rate reflecting current market assessments of the time value of money and risks specific to the relevant asset or group of assets and the perpetual growth rate, which are those used to prepare three-year budget plans and forecasts and, for later years, rates used by the market.
      Fair value is the amount derived from the sale of the asset or group of assets in an arm’s length transaction, less selling costs. The fair value is determined based on market data (market comparables, recent transactions and stock market prices), or in the absence of reliable data, on discounted cash flows.
      If the recoverable value is less than the carrying value of an asset or group of assets, an impairment loss is recognized for the difference. No significant impairment losses were recorded in 2005 or 2004. Further information is provided in Notes 10, 11, 12 and 13 to our Consolidated Financial Statements.

Music Advances to Artists
      For established artists, we capitalize advances and direct costs associated with the creation of master recordings and expense these costs as the related royalties are earned or when the amounts are determined to be unrecoverable. An established recording artist is an artist whose current popularity and past performance provide a reasonable assurance for future recoupment of royalty advances payable to such artist against earnings. Advances to artists who are not established are expensed as incurred. Estimates of recoverability can vary based on the current popularity of the artist which is measured by sales throughout the reporting period. Unearned balances are reviewed periodically and appropriately reserved if future performance is no longer assured. Further information is provided in “Item 18. Financial Statements — Note 11”.
      Certain other significant accounting policies do not involve the same level of measurement uncertainties as those discussed above, but are nevertheless important to understand our Consolidated Financial Statements. For a discussion of accounting policies we have selected from acceptable alternatives, see “Item 18. Financial Statements — Note 1”.

Exemptions to IFRS
      As a first-time adopter of IFRS, we have elected to follow certain exemptions to IFRS as permitted by IFRS 1 “First time adoption of International Reporting Standards”, section 13. These exemptions are described below.

Business combinations
      In accordance with the provisions of IFRS 1, we have elected not to restate business combinations that occurred prior to January 1, 2004.
      As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders’ equity when the acquisition was paid for with equity securities (notably US Filter in 1999 and Canal+ in 1998 and 1999). For more information, see “Item 18. Financial Statements — Note 34.3.3”. Additionally, certain acquisitions (notably Havas in 1998 and Pathé in 1999) were accounted for as mergers. Under this method, goodwill is computed as the difference between the consideration paid and the net historical book value acquired.
      However, if we had restated past business combinations to comply with IFRS 3, our shareholders’ equity and the amount of goodwill as of January 1, 2004 would not have been materially greater due to the disposal of Havas, Pathé, and US Filter and the impairment of goodwill losses recorded on the Canal+ Group.

Cumulative unrecognized actuarial gains and losses
      In accordance with the provisions of IFRS 1, we have elected to record unrecognized actuarial gains and losses relating to pension and post-retirement and other employee and post-employment benefit obligations against consolidated equity as of January 1, 2004.
      The application of this option resulted in a €279 million decrease in our shareholders’ equity, net of deferred tax (€423 million before deferred tax), as of January 1, 2004.
      As of January 1, 2004, the restatement of actuarial losses and past service cost in the transitional statement of financial position resulted in a decrease in the related cost recognized in our earnings from operations which represented a €31 million saving in our IFRS statement of earnings for 2004. Please refer to “Item 18. Financial Statements — Note 33.7.I”.

Cumulative translation adjustments
      In accordance with the provisions of IFRS 1, we have elected to offset the accumulated foreign currency translation adjustments against retained earnings as of January 1, 2004. Foreign currency translation adjustments result from the translation into euros of the financial statements of subsidiaries whose functional currency is not the euro. Consequently, upon divestiture of the subsidiaries, affiliates or joint ventures whose functional currency is not the euro, these adjustments are not recorded as earnings.
      As of January 1, 2004, this option had no impact on our shareholders’ equity but had a material impact on our 2004 net income following the sale of our 80% interest in VUE. Please refer to “Item 18. Financial Statements — Note 33.6”.

Revaluation of certain intangible assets and property, plant and equipment at fair value
      We have chosen not to apply the option provided in IFRS 1 allowing the valuation, of certain intangible assets and property, plant and equipment at their fair value as of January 1, 2004.

Share-based payment
      We have decided to adopt IFRS 2 “Share-based payment” with retrospective effect as of January 1, 2004 and we recognize all plans for which rights remained to be vested as of January 1, 2004.
      For all other IFRS standards, any adjustment of the carrying value of assets and liabilities as of January 1, 2004 was measured retrospectively as if IFRS had been applied.

Other IFRS Options
      Pending the publication of standard or interpretations by the IASB or IFRIC (International Financial Reporting Interpretations Committee), we have elected the following options:

Acquisition of minority interests
      In the absence of guidance provided by the IFRS, in the event of an acquisition of an additional interest in a subsidiary, we have opted to recognize as goodwill the excess of the acquisition cost over the carrying amount of the acquired minority interests.

Commitments to purchase minority interests
      In accordance with IAS 32, put options granted by us to minority shareholders are reported as financial liabilities at the present value of the acquisition cost.
      In the absence of guidance provided by IFRS 3 on business combinations and pending publication of an IASB/IFRIC guidance on initial recognition of these options, we record the difference between the carrying amount of the minority interests and the acquisition cost, at present value, including any subsequent change in this present value (with the exception of the undiscounting effect or expected losses) against goodwill.

Loyalty programs
      Pending an IFRIC interpretation, we do not accrue loyalty coupons granted to customers of SFR and Maroc Telecom for the replacement of mobile phones, provided that these programs do not result in an additional cost. In effect, such bonuses do not represent a benefit greater than that granted to new customers at the inception date of a contract. Loyalty coupons convertible into free services are accrued.
Main developments occurring in 2005 and 2004

Overview of 2005 and 2004
      Over the last two years, we achieved our principal strategic goal to consolidate our positions in our core businesses.
      In January 2005, we completed the acquisition of an additional 16% stake in Maroc Telecom, in August 2005, we completed the combination of Cegetel and Neuf Telecom, and in January 2006, we announced an industrial agreement aimed at combining the pay-TV businesses of the Canal+ Group and TPS. In February 2006, we also announced a draft agreement with Lagardère.
      In August 2004, we were admitted to the French Consolidated Global Profit Tax System to optimize our tax structure, in May 2004, we completed the strategic alliance between VUE and NBC to form NBC Universal, and in December 2004, we divested 15% out of our 20.3% stake in Veolia Environnement.
      The actions taken in 2004 and 2005 illustrated the priority given by our management to strengthen our competitive position among the major European players in the Media and Telecommunications businesses. As a result, all our businesses’ earnings increased measurably in 2005.
      In addition, our financial flexibility was fully restored due to (i) the reduction of borrowings which was €6.6 billion as of December 31, 2005, compared to €11.3 billion as of January 1, 2004, (ii) the return to investment grade rating by Fitch (May 12, 2004), Standard and Poor’s (June 1, 2004) and Moody’s (October 22, 2004), (iii) the redemption of all our high yield notes and (iv) the extension of the maturity of our Group’s borrowings. Consequently, our interest expense decreased significantly to €218 million in 2005 compared to €406 million in 2004.

2005 developments

Acquisition of 16% of the capital of Maroc Telecom
      On November 18, 2004, we agreed with the Kingdom of Morocco to the acquisition of an additional 16% interest in Maroc Telecom, through our wholly-owned subsidiary Société de Participation dans les Télécommunications. We have been a strategic holding partner with operating control of Maroc Telecom since the beginning of 2001. This acquisition, which was completed on January 4, 2005, enabled us to increase our stake in Maroc Telecom from 35% to 51%. Pursuant to the Maroc Telecom Shareholder Agreements, we already held a majority of the voting rights at shareholders meetings and on the supervisory board until December 30, 2005. Following this acquisition, our control is now assured by the direct holding, unlimited in time, of a majority of the voting rights at shareholder meetings and by the right to appoint, by virtue of shareholder agreements and the company bylaws, three of the five members of the management board of Maroc Telecom and five of the eight members of its supervisory board. This acquisition constitutes a new and decisive milestone in our strategic partnership with the Kingdom of Morocco. The acquisition was made at a cost of MAD 12.4 billion (approximately €1.1 billion as of the transaction date) and included a premium for continuing control. Payment was made on January 4, 2005 and was 50% financed by a borrowing of MAD 6 billion (approximately €551 million as of December 31, 2005) (please refer to “Liquidity and Capital resources for 2005 and 2004”). Pursuant to IAS 32, the forward purchase commitment was recorded in our 2004 Consolidated Statement of Financial Position for €1.1 billion and included in our Financial Net Debt. On January 4, 2005, this financial liability was offset by cash outflow. Please refer to “Item 18. Financial Statements — Note 2.1 — Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005”.

SFR: combination of Cegetel and Neuf Telecom to create Neuf Cegetel, the leading alternative fixed-line telecommunications operator in France
      The combination of Cegetel SAS (Cegetel) and Neuf Telecom was announced on May 11, 2005 and completed on August 22, 2005. After acquiring the 35% interest held by SNCF in Cegetel, in accordance with the financial provisions of the pre-existing agreements and after re-capitalizing Cegetel, SFR contributed its entire interest in the capital of Cegetel to Neuf Telecom in exchange for a 28.2% interest in the share capital of Neuf Telecom as well as bonds issued by Neuf Telecom in a total amount of €380 million, €200 million of which were redeemed by Neuf Telecom at the end of November 2005.
      The reference shareholders SFR and Louis Dreyfus had an equal 28.2% interest in Neuf Cegetel (increased to 34.9% in May 2006) while the remaining stake (approximately 44%) was held by Neuf Telecom historical shareholders. SFR’s 28.2% interest in Neuf Cegetel (a 15.8% interest for Vivendi, since Vivendi hold 56% of SFR shares) is equity-accounted.
      Pursuant to IFRS 5, Cegetel qualified as discontinued operations as of January 1, 2004:

•	From an accounting standpoint, this combination is accounted for as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of Neuf Telecom shares received for €237 million and the value of the bonds issued by Neuf Telecom in an amount of €380 million) and the concurrent acquisition of a 28.2% interest in the share capital of Neuf Telecom.

•	As a result, earnings and expenses of Cegetel from January 1, 2004 to August 22, 2005 were deconsolidated and presented netted, of which 71.8% were recorded as earnings from discontinued operations and 28.2% as income from equity affiliates.

•	As of December 31, 2005, this transaction resulted in a capital gain of €121 million (€58 million after SFR’s minority interests) recorded in earnings from discontinued operations.
      After the reimbursement by Cegetel of the shareholders’ loan granted by SFR, all of the cash flows generated during the completion of the transaction had a negative impact of €329 million on SFR’s cash position (including the deconsolidation of Cegetel’s cash position in the amount of €30 million). Given the recognition of the put option granted by SFR to SNCF as of December 31, 2004 in accordance with IAS 32 (the present value of such commitment being €304 million as of that date), this transaction had a favorable impact of €97 million on our Financial Net Debt (including the deconsolidation of borrowings and other financial liabilities of Cegetel in the amount of €122 million). For the definition of Financial Net Debt, please see “— Liquidity and capital Resources for 2004 and 2005”.
      Please refer to “Item 18. Financial Statements — Note 7. Discontinued operations and assets held for sale”.

Reinforcement of the program offerings and distribution of the Canal+ Group in 2005 and 2004
      In 2005, the Canal+ Group continued to enhance its program offerings for subscribers.
      In August 2005, after obtaining exclusive rights to broadcast the French Professional Soccer League 1 for three seasons (2005-2008) in December 2004, for an annual cost of €600 million, the Canal+ Group won exclusive rights to broadcast the Champions League on pay-TV until the end of the 2008/2009 season. In addition, after signing in May 2004 several agreements guaranteeing a stronger partnership with the French film industry (covering the period 2005-2009) and after extending in November 2004 an agreement to first broadcast all of Twentieth Century Fox film features, the Canal+ Group renewed its exclusive rights agreements with NBC Universal (January 2005), DreamWorks (January 2005), Spyglass (April 2005) and Sony Pictures Television International (September 2005, including Columbia Pictures, TriStar Pictures and Screen Gems).
      In addition, in May 2005, the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority) allocated four DTT channel authorizations to the Canal+ Group: Canal+Cinéma, Canal+Sport, i>Télé and

Planète. On March 31, 2005, Canal+ began broadcasting unscrambled programs as part of the launch of free DTT services.
      On November 4, 2005, the Canal+ Group launched two pay-TV offerings on DTT. The first one, which included Canal+, Canal+Cinéma and Canal+Sport, was the only premium multi-channel offering available through plug-and-play. The second one, which included Planète, Canal J, Eurosport and Paris Première, was a low price thematic offering. In addition, the Canal+ Group launched on October 15, 2005 the first general, unscrambled and 24/7 news channel on DTT: i>Télé.

Elektrim Telekomunikacja situation in 2005
      On December 12, 2005, after consulting with the EU competition authorities in November 2005, Vivendi acquired Ymer’s stakes in Elektrim Telekomunikacja (Telco) (2%) and in Carcom (1%), for a total cash consideration of €90 million. From that date, Vivendi has held a 51% equity and voting interest in both Telco and Carcom and fully controls these entities, which are now consolidated.
      Telco/Carcom’s only asset is a 51% interest in Polska Telefonia Cyfrowa (PTC), a Polish mobile telecom company. Due to the legal dispute involving Telco, Vivendi, Deutsche Telekom and Elektrim SA, the uncertainty surrounding the ownership of PTC prevents Telco/ Carcom from exercising its joint control over PTC, as provided in the company’s bylaws. This situation requires that we no longer consolidate our stake in PTC. Please refer to “Item 18 — Financial Statements — Notes 2.3 and 30”.
      As of December 31, 2005, the simplified organization chart of Telco and PTC is as follows:

Organization chart as of December 31, 2004:	Simplified organization chart as of December 31, 2005:

      Including the acquisition of our additional stake in December 2005, we have invested €1,966 million in Telco/PTC (including capital, current accounts and capitalized interest). As of December 31, 2005, given the impairment losses recorded since the end of 2001, the net book value of our investment in PTC was €531 million.

Canal+ and TPS combination agreement and Lagardère agreement

Canal+ and TPS combination agreement
      On January 6, 2006, after consulting with the relevant labor relations committees, we entered into an agreement with TF1 and M6 for the combination of the pay-TV operations of the Canal+ Group and TPS in France and in other French speaking territories. The new group, temporarily named “Canal+ France”, will be controlled by us. This agreement is subject to consultation procedures with the Conseil supérieur de l’audiovisuel and approval by French competition authorities. Upon completion of this transaction, we will own 85% of the new group.

      The terms of this combination (assuming the Lagardère draft agreement described below is completed) are as follows:

•	During the first phase, on January 6, 2006, we paid TF1 and M6 a €150 million advance corresponding to a 15% interest in TPS after cancellation of the debt of TPS and the transformation of TPS from a S.N.C. into a S.A. In addition, TF1 and M6 agreed to divest TPS to us, directly or via the Canal+ Group. Until the completion of the transaction, the Canal+ Group and TPS will retain their management autonomy.

•	During a second phase, following the approval by the competition authorities, the €150 million advance, plus interest, would be repaid to us. TF1’s and M6’s interests in the new group “Canal+ France” would be 9.9% and 5.1%, respectively. “Canal+ France” would be comprised of the Canal+ Group and TPS, by way of an exchange of shareholding without cash payment. The remaining stake would be shared between us and Lagardère.

•	However, if we resolve not to complete the combination, we would keep a 15% interest in TPS in exchange for our initial advance of €150 million and would compensate TF1 and M6 for an amount of €100 million.

•	Under certain strictly defined circumstances related to the conditions of the approval by the competition authorities, we could acquire TF1’s and M6’s stake in TPS for €900 million (plus interest) or could determine not to complete the combination, under circumstances described above.

•	Moreover, TF1 and M6 would benefit from a put option granted by us on their 15% interest in the new group for a minimum of 3 years following the completion of the transaction. The exercise price of this option would be based on the market value, as determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the new pay-TV group in France, representing €7.5 billion for 100%.
      The scope of the new pay-TV group in France corresponds to 100% of CanalSat and TPS, 49% of Canal+ SA, MultiThématiques and MediaOverseas. We refer to this scope using the name “Canal+ France”. The assets not included in “Canal+ France” are StudioCanal, Cyfra+, Canal+ Régie and i>Télé, as to which we benefit from any potential increase in their value.
      From an accounting standpoint, the €150 million advance will be recorded as a current financial asset. Following the formation of the new group, the transaction would be recorded as the acquisition by the Canal+ Group of 85% of TPS, which would be fully consolidated, and the dilution by 15% of Vivendi in the Canal+ Group share capital. The put option granted by us to TF1 and M6 would be accounted for as a €1,130 million financial liability.

Agreement with Lagardère
      In February 2006, we and the Canal+ Group announced that we had entered into a draft agreement with Lagardère, in accordance with the terms and conditions of the combination agreement with TF1 and M6. Pursuant to this draft agreement, Lagardère, which is a partner of the Canal+ Group within CanalSat, will become a shareholder of the “Canal+ France” group, including the pay-TV operations of the Canal+ Group and TPS. In addition, there will be no dilution of the investments of TF1 and M6.
      Following the transfer of its 34% shareholding in CanalSat, Lagardère would acquire a 20% interest in a new company having a scope equivalent to “Canal+ France” for a cash consideration of €525 million.

      If these two transactions are completed, the structure of the new group would be as follows:
      For more information about the ownership and voting interests in these entities, please refer to “Item 18. Financial Statements — Note 31”.
      Lagardère would have the benefit of a call option for an additional 14% interest in the new company, exercisable for thirty-three months following the completion of the transaction at the greater of the market value and €1.05 billion, corresponding to a valuation of €7.5 billion for 100% of the temporarily named “Canal+ France”.
      In addition, under certain circumstances, Lagardère will have a liquidity right for its stake in the event of an IPO and, under certain other circumstances related to the approval of the combination with TPS by the competition authorities and to Lagardère’s specific assets, the right to sell its entire interest in CanalSat to Vivendi/ Canal+ Group before December 31, 2006 for €985 million (including €126 million for its pro-rata share of cash).
      The agreement with Lagardère is subject to consultation procedures with the Conseil supérieur de l’audiovisuel and approval by French competition authorities.
      With the foregoing agreement with Lagardère, Vivendi seeks to achieve the creation of Canal+ France, which will hold 100% of CanalSat and TPS, during the third quarter of 2006. Vivendi would, directly or indirectly, retain a majority of the share capital and exclusive control of the new group and the terms of the put option to TF1 and M6 would remain unchanged.
2005 Divestitures

The Canal+ Group: Unwinding of MultiThématiques/ Lagardère cross-shareholdings
      In January 2005, the Canal+ Group and Lagardère Group announced a new agreement to end their joint holding in MultiThématiques (a wholly-owned subsidiary of the Canal+ Group) and Lagardère Thématiques. This transaction, which closed on February 11, 2005, resulted in a €20 million increase in our Financial Net Debt (corresponding to the acquisition of 30% of MultiThématiques for €71 million and the divestiture of 49% of Lagardère Thématiques for €51 million). This transaction generated a capital gain of €26 million.

The Canal+ Group: Withdrawal from NC Numéricâble/Ypso
      In 2005 and early 2006, the Canal+ Group sold its entire stake in NC Numéricâble to a consortium including Cinven, an investment fund, and Altice, a cable operator. This transaction was achieved in two steps.
      During the first step, signed in December 2004 and completed on March 31, 2005, the Canal+ Group retained approximately 20% in Ypso, a cable operator resulting from the merger between NC Numéricâble and France Télécom’s cable operations and certain assets of TDF. The Canal+ Group’s proceeds from the divestiture amounted to an enterprise value of €96 million (including adjustments to the number of networks actually transferred). Net of divestiture fees and a €37 million loan granted by the Canal+ Group to the new operator, the transaction had a positive impact of €52 million on our Financial Net Debt. Given the adjustment in value realized in 2004, the capital loss on this divestiture was approximately €13 million.

      During the second step, in January 2006, the Canal+ Group completed the divestiture of its remaining 20% stake in Ypso to Cinven-Altice for an amount of €44 million. Beforehand, in December 2005, the Canal+ Group had sold its preferred shares without voting rights to Ypso and Ypso had fully reimbursed the company loan granted by the Canal+ Group (which resulted in a capital gain of €29 million and a positive impact of €76 million on Financial Net Debt, including €39 million as accrued interest for the loan reimbursement).
      Altogether, the withdrawal from NC Numéricâble/Ypso had a positive impact of €167 million on Financial Net Debt and generated a capital gain of €73 million for the Canal+ Group, after taking into consideration depreciations recorded in 2004.

UMG: Divestiture of CD and DVD manufacturing facilities in the United States and Germany
      In May 2005, UMG divested its CD and DVD manufacturing and distribution facilities in the United States and Germany to Entertainment Distribution Company, LLC (“EDC”), a division of Glenayre Technologies, Inc. This transaction had no material impact on our earnings from operations as of December 31, 2005, after taking into account the cost of externalizing related pension obligations. This transaction had a negative cash impact in the year ended December 31, 2005 reflecting the net selling price, certain post-closing adjustments of the selling price and the cash cost of externalizing the related pension obligations. Under the terms of the supply contracts entered into as part of the transaction, EDC is required to grant a minimum of €37 million of UMG rebates between 2005 and 2014.

Divestiture of Vivendi’s stake in UGC
      In December 2005, pursuant to the exercise of the call option held by the family shareholders of UGC, we completed the divestiture of our 37.8% interest in UGC SA (representing 40% of the voting interests), previously equity-accounted for an amount of €89 million (including interests). The price may be adjusted depending on the date of a future sale by the UGC family shareholders within various periods of exercise of the call. During 2005, we received €54 million in cash, the remaining proceeds (approximately €34 million) being due before 2008. This transaction generated a capital gain of €10 million.

Other 2005 transactions

IACI exited Vivendi Universal Entertainment (VUE). IACI and Vivendi agreed to end litigation
      On June 7, 2005, Vivendi, NBC Universal (NBCU) and InterActiveCorp (IACI) unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. The unwinding of IACI’s interests was funded in part through (i) $160 million of capital contributions by us, through our subsidiary Universal Studios Holding Corp., (ii) the sale of treasuries (negotiable US Government debt obligations) funding the defeasance of the covenants of the VUE Class A preferred interests and (iii) the exchange of 56.6 million shares of IACI stock securing the put/call rights relating to the VUE Class B preferred interests. As a result of this exchange, we renounced the after-tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022. Our obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of the theme parks were eliminated.
      As part of this transaction, we agreed with IACI to terminate our pending tax dispute. In addition, we agreed with General Electric (GE) to defer by one year, to January 2007 and May 2010, respectively, the dates on which we may first exercise our rights to monetize our equity interest in NBCU over time at fair market value and on which GE may exercise its call right on our equity interest in NBCU.
      The impact of this transaction on our consolidated statement of earnings was a gain of €194 million for the year ended December 31, 2005.

Early termination of the derivative structure affecting 5% of the share capital of Veolia Environnement
      On October 25, 2005, we agreed with Société Générale to the early termination of the derivative structure (collar option) on 5% of the share capital of Veolia Environnement (20,321,100 shares) set up in December 2004.
      As part of the divestiture of 15% of Veolia Environnement’s share capital on December 2004, we agreed with Société Générale to a derivative transaction on a notional commitment representing 5% of Veolia Environnement’s share capital allowing us to benefit, within a three years period, from an increase in Veolia Environnement’s share price above €23.91. This derivative structure was terminated earlier in October 2005. Given the increase of the Veolia Environnement share price by reference to the exercise price of the collar option set in December 2004, the termination of this instrument generated a financial income of €115 million in 2005, corresponding to the gross proceeds of the transaction (€208 million, net of fees) less the carrying value of the collar option as of January 1, 2005 (€93 million).
      We continue to own 5.3% in the share capital of Veolia Environnement (21,522,776 shares). We also held 218,255,690 Veolia Environnement warrants which expired in March 2006.

Partial redemption of bonds exchangeable into Sogecable shares
      In November and December 2005, we opted for the early redemption of €363 million of bonds exchangeable into Sogecable shares with an exchange ratio of 1.0118 share for 1 bond. We delivered 12,540,403 Sogecable shares to bond holders. As of December 31, 2005, the residual amount of this borrowing was €242 million and we held 8,340,850 Sogecable shares. This transaction generated a capital gain of €256 million recorded as financial income and had no impact on our cash position.

Subsequent Events since December 31, 2005

Purchase of the 7.7% stake held by Matsushita Electric Industrial (MEI) in Universal Studios Holding Corp (USHI)
      In February 2006, we acquired the 7.659% minority interest held by Matsushita Electric Industrial Co, Ltd (MEI) in our subsidiary, Universal Studios Holding 1 Corp. (USHI) for a purchase price of $1,154 million. USHI is a holding company located in the United States, which was 92.341% owned and 100% controlled by us prior to this transaction. USHI’s assets correspond to Vivendi’s main operations in the United States (excluding Vivendi Games): 100% of Universal Music Group (UMG) and 20% of NBC Universal (NBCU). Following this transaction, we increased our economic interest from 92.3% to 100% in UMG and from 18.5% to 20% in NBCU, respectively. This transaction resulted in a $1,154 million increase (approximately €960 million) in our Financial Net Debt.

Investment in 19.9% of the voting capital of Amp’d
      In February 2006, following the Amp’d share capital increase, we and UMG increased our interest in the share capital of Amp’d to 19.9%. Amp’d is an aggregator and creator of generation multi-media mobile content over a customized user interface platform and a mobile virtual network operator (MVNO) offering 3G telephony and content services nationwide in the United States. Amp’d has developed handsets that allow music and video downloading over the cellular network and the Internet. We supply music and video clips, mobile games and video/ programming through our business units UMG and Vivendi Games and through NBCU. Our total investment in Amp’d amounts to €47 million.

Sale of Canal+’s interest in Paris Saint-Germain (PSG)
      In April 2006, the Canal+ Group announced that it had signed an agreement to sell its entire interest in the soccer club Paris Saint-Germain to Colony Capital, Butler Capital Partners and Morgan Stanley. This transaction was finalized on June 20, 2006.

Increase of SFR’s stake in Neuf Telecom
      In May 2006, SFR exercised its preemptive rights to acquire shares of Neuf Telecom held by Telecom Italia and a financial investor, increasing SFR’s stake in Neuf Telecom from 28.2% to 34.9%.

Settlement of tax dispute over DuPont Shares and Sale of DuPont Shares
      In June 2006, we announced that an agreement had been reached with the Internal Revenue Service (IRS) ending our dispute concerning the amount of tax due on the redemption of our DuPont shares in April 1995. In full settlement of this dispute, we agreed to pay a total of approximately $671 million (including tax in the amount of $284 million and interest of $387 million). This settlement will result in the elimination of the deferred tax liability recorded in our consolidated statement of financial position, which at December 31, 2005, was $1,847 billion. In June 2006, we sold all our 16.4 million shares in DuPont for a total consideration of $671 million.

2004 developments

Permission to use the French Consolidated Global Profit Tax System as of January 1, 2004
      On December 23, 2003, we applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. We are thus entitled to consolidate our own profits and losses (including tax losses carried forward as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France.
      Subsidiaries in which we own at least 50% of outstanding shares, both French and foreign, as well as Canal+ SA, fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to Universal Music Group, Vivendi Games, CanalSat, SFR and, as of January 1, 2005, Maroc Telecom. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as of December 31, 2003, which, combined with our permission to use the Consolidated Global Profit Tax System, enables us to maintain our capacity to use ordinary losses carried forward.
      As of December 31, 2005, Vivendi SA recognized in its 2005 earnings a current tax saving of €507 million. In addition, a deferred tax asset of €580 million was recognized in respect of expected tax savings for 2006. Given the reversal of the deferred tax asset recognized in 2004 in the amount of expected tax savings in 2005 (€492 million), the net change in deferred tax assets relating to the Consolidated Global Profit Tax System in 2005 was €88 million.
      As of December 31, 2004, Vivendi SA recognized in its 2004 earnings the expected tax savings relating to 2004 fiscal year (€464 million) and a deferred tax asset relating to the expected tax savings for 2005 (€492 million).
      For an analysis of the impact of the Consolidated Global Profit Tax System on the 2004 — 2005 earnings, please refer to “Item 18. Financial Statements — Note 6. Tax expense as of December 31, 2005 and 2004”.

Combination of VUE and NBC to form NBC Universal (NBC-Universal transaction)
      On October 8, 2003, we announced the signing of a definitive agreement with General Electric (GE) for the combination of the respective businesses of the National Broadcasting Company (NBC) and Vivendi Universal Entertainment LLLP (VUE) to form NBC Universal (NBCU). The transaction, which was completed on May 11, 2004, resulted, from an accounting standpoint, in the divestiture of 80% of our interest in VUE for €8,002 million (corresponding to gross cash proceeds of €3,073 million and a value of €4,929 million for the 20% interest in NBC received in the transaction, before Universal Studios Holding III Corp. (USH) minority interests) and in the concurrent acquisition of a 20% interest in NBC (for €4,929 million). The new company, called NBC Universal, is 80% owned and controlled by GE, with 18.5%

owned and 20% controlled by us (through our subsidiary, USH) as presented in the following organizational chart:

(*)	Before the closing of the NBC-Universal transaction, Vivendi exercised the call option on Barry Diller’s 1.5% stake in VUE for $275 million (€226 million).

(**)	The MEI’s 7.659% minority interest was repurchased in February 2006.
     VUE’s assets divested as part of the transaction included Universal Pictures Group, Universal Television Group, Universal Studios Networks as well as interests in five theme parks.
      NBCU’s assets mainly include: the NBC Television Network, Universal Pictures studios, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, several NBC local stations, Spanish-language TV broadcaster Telemundo and its Telemundo local stations and interests in five theme parks.
      Net income and expenses of VUE from January 1, 2004 to May 11, 2004, date of the closing of the transaction, were therefore deconsolidated and presented netted, in the amount of 80% in earnings from discontinued operations and in the amount of 20% in income from equity affiliates. A description of the transaction is also presented in Notes 2.4 and 7.2 to our Consolidated Financial Statements.
      On May 11, 2004, as part of the NBC-Universal transaction, GE paid to USH, $3.65 billion (€3.073 billion) of cash consideration. The cash consideration received by Vivendi amounted to €2,926 million, net of divestiture fees and of the amount paid to MEI. We retained responsibility for the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; i.e., €607 million after minority interests) and for the net costs of the dividends of 3.6% per annum on the VUE Class B preferred interests (€298 million; i.e., €275 million after minority interests). We also retained the right to receive from NBCU, when certain put/call rights relating to the VUE Class B preferred interests are exercised, the potential after-tax economic benefit related to the divestiture of the 56.6 million shares of IACI stock transferred to NBCU as part of the NBC Universal transaction (above $40.82 per share). We also have certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, commitments related to exclusive businesses of the agreement for the combination and other matters customary for a transaction of this type.
      On June 7, 2005, Vivendi, NBCU and IACI unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. As part of this transaction, our obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated. We also terminated our right to receive any after tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022.
      As part of the agreements, we are entitled to sell our stake in NBCU under mechanisms providing for exits at fair market value, the timing of which has been deferred by one year as part of the June 2005 VUE restructuring. As a result, we will be able to sell our shares on the market beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any of our sales to the market. Under certain circumstances, if we exercise our right to sell our shares on the market and if GE does not exercise its preemptive right, we will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010, GE will have the right to call either (i) all of our NBCU shares or (ii) $4 billion of our NBCU shares, in each case at the greater of their market value at the time the call is exercised and their value as determined at the time of the NBC-Universal transaction (i.e. $8.3 billion). If GE calls $4 billion, but not all, of our NBCU shares, GE must call the remaining NBCU shares held by us by the end of the 12-month period commencing on May 11, 2011.
      In addition to the exit rights, as part of the agreements with GE, we have certain veto, board designation, information and consent rights in NBCU. We currently hold three out of 15 seats on the board of directors of NBCU. Our governance rights in NBCU may terminate, under certain circumstances, upon a change in control of Vivendi.
      The divestiture of 80% of our interests in VUE generated a capital gain of €707 million, net of a €244 million tax impact. The acquisition cost of the 20% stake in NBC received by USH, corresponded to the fair value of this stake as defined in the VUE/NBC combination agreement, i.e., €4,929 million ($5,854 million, as of the transaction date). The book value of the NBC assets acquired amounted to €738 million ($877 million, as of the transaction date). In addition, in the context of the NBC-Universal transaction, we expanded VUE’s relationship with DreamWorks Pictures for seven years and UMG acquired DreamWorks Records for €94 million in January 2004. The label’s roster and catalog are comprised of rock and pop, country, urban, film scores and soundtracks and Broadway cast recordings.

Divestiture of 15% of Veolia Environnement
      In December 2004, we disposed of 15% of our 20.3% interest in Veolia Environnement through three transactions: (i) 10% were placed under an accelerated book building procedure by institutional investors for total proceeds of €997 million (€24.65 per share), (ii) 2% were sold to Veolia Environnement for €195 million (€23.97 per share) and (iii) 3% were sold to Société Générale for €305 million (€24.65 per share).
      The last two transactions were carried out following the non-exercise of the call options granted by us in November 2002 to certain institutional shareholders of Veolia Environnement relative to our interest in that company. The exercise price was €26.50 per share. As these options expired on December 23, 2004, the related premium recorded as a deferred income in the amount of €173 million in December 2002 was recorded as a financial income in the Consolidated Statement of Earnings on their expiry date.
      Overall, we received a total amount of €1,497 million in these transactions, generating a capital gain of €1,606 million before tax (€1,445 after tax). From a tax standpoint, the associated capital gain of €477 million was offset by our current capital losses and, therefore, did not result in any cash capital gain tax.
      Veolia Environnement, which was fully consolidated until December 31, 2002 and accounted for using the equity method thereafter, was fully deconsolidated on December 9, 2004. Currently, we retain 5.3% interest in Veolia Environnement.
      In order to finalize the financial separation from its former subsidiary, Vivendi decided to substitute a third party in its guarantee commitments with respect to network renewal costs, granted to Veolia Environnement in June 2000 and in December 2002. For this purpose, on December 21, 2004, we signed a contract of full assignment with Veolia Environnement and a third party to transfer all our residual obligations towards Veolia Environnement. As a result, we paid the third party a balance of €194 million corresponding to the present value on that day of the maximum exposure until 2011 (including 2004 renewal costs of €35 million). The costs for 2004 were accounted for as an operating expense. The remaining balance was recorded as other financial charges and income.

Listing of Maroc Telecom and full consolidation of Mauritel
      Listing of Maroc Telecom on the Casablanca and Paris Stock Exchanges — The shares of Maroc Telecom have been trading on the Casablanca Stock Exchange and the Eurolist (formerly the Premier Marché) of Euronext Paris SA since December 13, 2004. The introduction price was fixed at MAD 68.25 per share (€6.16 per share based on the dirham/euro exchange rate, as of December 10, 2004). As of December 31, 2004, the market price was €8.41 per share. As part of the offer, 130,985,210 common shares were sold by the Kingdom of Morocco, representing 14.9% of Maroc Telecom’s share capital.
      Full Consolidation of Mauritel by Maroc Telecom since July 1, 2004 — Mauritel, previously equity-accounted, has been fully consolidated by Maroc Telecom since July 1, 2004. For the second half of 2004, Mauritel generated revenues and earnings from operations of €34 million and €11 million, respectively. For more details, please refer to “Item 18. Financial Statements — Note 30. Significant subsidiaries as of December 31, 2005 and 2004”.

Completion of the asset divestiture plan: Vivendi disposed of approximately €1.1 billion in assets (excluding the NBC-Universal and Veolia Environnement transactions) in 2004

The Canal+ Group

•	Sportfive — In March 2004, RTL Group and the Canal+ Group signed an agreement with Advent International for the divestiture of their respective interests in Sportfive. Before signing the agreement on March 31, 2004, the Canal+ Group and RTL Group acquired Jean Claude Darmon’s approximate 4.9% stake in Sportfive for a total consideration of €60 million (including a price adjustment of €5 million). The sale to Advent International of the 48.85% stake in Sportfive held by the Canal+ Group, for which the group received €274 million in cash, was completed on June 25, 2004. This divestiture generated a capital gain of €38 million (including a €22 million provision reversal).

•	The Canal+ Group completed, among other things, the divestiture of the companies of StudioExpand’s “flux-divertissement” business in June 2004 and Canal+ Benelux in August 2004 for a total amount of €42 million (the deconsolidation of the cash held by these companies, as well as the payment of a litigation had a negative impact of €26 million on our Financial Net Debt). These divestitures generated a capital gain of €65 million (net of a €24 million provision reversal).

•	Quai André Citroën Headquarters — In September 2004, the Canal+ Group completed the divestiture of its former headquarters at Quai André Citroën for €108 million. This divestiture generated a capital gain of €13 million.

Non-core operations

Vivendi Telecom International (VTI)

•	Kencell — In May 2004, we sold our 60% interest in Kencell, Kenya’s No. 2 mobile phone operator, for a cash consideration of $230 million (€190 million as of the transaction date). This divestiture generated a capital gain of €39 million (net of a €7 million provision accrual).

•	Monaco Telecom — In June 2004, we sold to Cable and Wireless our 55% interest in Monaco Telecom for a total cash consideration of €169 million (including a €7 million dividend distribution). This divestiture generated a capital loss of €4 million (net of a €5 million provision accrual).

Completion of the Total Withdrawal from Publishing Operations: Divestiture of Brazilian Publishing Operations
      In February 2004, we divested our interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of €32 million. This divestiture generated a capital loss of €8 million.

Divestiture of United Cinema International (UCI)
      In October 2004, together with Viacom, we completed the divestiture of our respective 50% stakes in the European operations of the UCI Cinemas group to Terra Firma. In addition, UCI Group divested its 50% stake in UCI the Japan to Sumitomo Corporation (50% of transaction proceeds were paid by UCI Cinemas to us). As part of these transactions, we received €170 million. These transactions generated a capital gain of €64 million.

Other 2004 transactions

•	Divestiture of two Philip Morris Towers — In June 2004, the divestiture of the Cèdre tower (27,000 square meters) and the Egée tower (55,000 square meters) located at La Défense, Paris, resulted in a €333 million reduction in our Financial Net debt with respect to long-term leases signed with Philip Morris in 1996. In addition, the reimbursement of the different participating loans and/or guarantees granted by us resulted into a net cash inflow of €84 million.

•	UMG: divestiture of the stake held in VIVA Media — In August 2004, UMG sold its approximately 15% interest in VIVA Media to Viacom for a total consideration of €47 million. This divestiture generated a capital gain of €26 million.

Results of Operations
Consolidated statement of earnings in 2005 and 2004
      The table below presents the Group’s consolidated statement of earnings in euro for each of the years ended December 31, 2004 and 2005. The information below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, included elsewhere in this annual report.

	Year ended
	December 31,

	2005	2004

	(In millions of
	euros, except per
	share amounts)
Revenues	€19,484	€17,883
Cost of revenues	(9,898)	(9,100)

Margin from operations	9,586	8,783

Margin from operations rate	49%	49%
Selling, general and administrative expenses	(5,807)	(5,464)
Other operating expenses	(33)	(86)

Earnings from operations	3,746	3,233
Other income from ordinary activities	75	89
Other charges from ordinary activities	(170)	(25)
Income from equity affiliates	326	221

Earnings before interest, other financial charges and income and income taxes	3,977	3,518
Interest	(218)	(406)
Other financial charges and income	619	1,226

Interest and other financial charges and income	401	820

Earnings from continuing operations before income taxes	4,378	4,338
Provision for income taxes	(204)	(292)

Earnings from continuing operations	4,174	4,046
Earnings from discontinued operations	92	777

Earnings	€4,266	€4,823

Attributable to:
Equity holders of the parent	€3,154	€3,767
Minority interests	1,112	1,056
Earnings, attributable to the equity holders of the parent per share — basic (in euros)	€2.74	€3.29
Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	€2.72	€3.27
Consolidated earnings review
      In 2005, earnings attributable to equity holders of the parent were €3,154 million (representing basic and diluted earnings per share of €2.74 and €2.72, respectively) compared to €3,767 million in 2004 (representing basic and diluted earnings per share of €3.29 and €3.27, respectively).

      The €613 million decrease (-16%) in earnings attributable to equity holders of the parent was due to the following favorable impacts:

•	a €513 million increase in earnings from operations, as a result of the return to break-even at Vivendi Games (+€244 million), the return to growth at UMG (+€121 million) and ongoing profitability at SFR (+€90 million despite a negative net impact of €115 million of non recurring items in 2005) and at Maroc Telecom (+€100 million);

•	a €188 million reduction in interest, resulting from the decrease in the average amount of borrowings as well as improved financing conditions;

•	a €105 million increase in income from equity affiliates; and

•	€88 million from lower provisions for income taxes mainly due to non-recurring items. Excluding non-recurring items, provisions for income taxes were higher as a result of the improvement in taxable earnings (UMG, SFR, Maroc Telecom), offset by tax savings resulting from the utilization of ordinary losses carried forward in France and in the United States.
      More than offset by the following defavorable items:

•	a €685 million decrease in earnings from discontinued operations. The 2004 numbers reflected the impact of the divestiture of VUE on May 11, 2004, including capital gains for €707 million and 80% of charges and income generated by VUE over the period in the amount of €132 million;

•	a €607 million decrease in other financial income, mainly due to capital gains on the divestiture of businesses or financial investments in the amount of €668 million in 2005 compared to €1,738 million in 2004 (including €1,606 million of capital gain on the sale of the 15% Veolia Environnement stake);

•	a €145 million increase in other charges from ordinary activities, mainly resulting from the accounting in 2005 of non-cash adjustments relating to the NBC-Universal transaction;

•	a €56 million increase in minority interest earnings; and

•	a €14 million decrease in other income from ordinary activities.
Analysis of the main items of the consolidated statement of earnings
Revenues
      Vivendi’s 2005 consolidated revenues amounted to €19,484 million compared to €17,883 million in 2004, representing a €1,601 million increase.
      On a comparable basis(5), revenues amounted to €19,439 million compared to €18,237 million, representing a 6.6% increase (+6.5% at constant currency). Each of the businesses contributed to this performance.
Cost of revenues and margin from operations rate
      In 2005, cost of revenues amounted to €9,898 million (a €798 million increase compared to €9,100 million in 2004) and remained stable at 51% of revenues, compared to 2004. However, if mobile-to-mobile sales(6) at SFR had been invoiced since January 1, 2004 instead of January 1, 2005 (applying in 2004 the rate

(5)	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2005 (primarily, NC Numéricâble) and 2004 (mainly, the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom) and includes the full consolidation of minority interests in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as of January 1, 2004. In 2004, Comparable basis also includes estimated mobile-to-mobile sales at SFR applying in 2004 the rate applied in 2005.

(6)	Mobile-to-mobile sales were not invoiced (income and expenses) between French mobile operators until December 31, 2004. They have been treated as an exchange of goods and services, the fair value of which was not determinable for the year ended December 31, 2004, and no revenues were recognized on these calls. Since 2005, these call terminations have been invoiced. For the year ended December 31, 2004, the impact of estimated mobile-to-mobile sales amounted to €875 million on revenues and to -€875 million on cost of revenues.

applied in 2005), cost of revenues in 2004 would have been increased by €875 million, and cost of revenues in 2005 would have declined by €77 million compared to 2004.
      The margin from operations increased by €803 million to reach €9,586 million in 2005, mainly due to increased margin from operations at SFR, VUG and Maroc Telecom. The margin from operations rate was stable at 49%. However, if mobile-to-mobile sales at SFR had been invoiced since January 1, 2004 instead of January 1, 2005 (applying in 2004 the rate applied in 2005), the margin from operations rate would have increased by 2 basis points (49% in 2005 compared to 47% in 2004). This increase was mainly due to improved margins at Vivendi Games, which strongly benefited from the immediately profitable launch of World of Warcraft and efficient cost control, notwithstanding the negative impact of non-recurring costs associated to product cancellations and the write-off of certain titles.
Selling, general and administrative expenses
      In 2005, selling, general and administrative expenses amounted to €5,807 million compared to €5,464 million in 2004, representing an increase of €343 million. This increase in cost was mainly due to the impact of a €220 million fine from the French Antitrust Council. Please refer to “Item 18. Financial Statements — Note 30”.
Depreciation and amortization
      Depreciation and amortization are part of either administrative and commercial expenses or cost of revenues. In 2005, depreciation and amortization amounted to €1,525 million compared to €1,654 million in 2004, representing a €129 million decrease. This improvement was mainly due to changes in the scope of UMG (divestiture of CD and DVD manufacturing facilities in the United States and Germany in May 2005), slightly offset by higher amortization costs at SFR, as a result of the commencement of the amortization period for the UMTS license beginning mid June 2004.
Other operating expenses
      In 2005, other operating expenses amounted to €33 million compared to €86 million in 2004, representing a €53 million decrease. They mainly consisted of restructuring charges (primarily at Maroc Telecom and UMG), which amounted to €51 million in 2005 compared to €103 million in 2004.
Earnings from operations
      In 2005, Vivendi’s earnings from operations amounted to €3,746 million compared to €3,233 million in 2004.
      This 15.9% increase (+€513 million) resulted from higher revenues (particularly at SFR, Maroc Telecom and Vivendi Games), combined with efficient cost control within the Group (mainly at SFR, Vivendi Games and UMG) and a reduction in restructuring costs (notably at UMG and Vivendi Games). In 2005, earnings from operations were negatively impacted by €115 million as a result of a €220 million fine from the French Antitrust Council which was partly offset by favorable non-recurring items of €105 million. In 2004, earnings from operations included non-recurring costs associated to product cancellations and the write-off of certain titles at VUG.
      On a comparable basis, earnings from operations increased by €457 million to €3,719 million, representing a 14.0% increase (+13.7% at constant currency), compared to €3,262 million in 2004.
Other income from ordinary activities
      In 2005, other income from ordinary activities amounted to €75 million, compared to €89 million in 2004, representing a €14 million decrease.
      In 2005, other income from ordinary activities included €38 million of dividends received from unconsolidated companies (compared to €23 million in 2004) including Veolia Environnement which was previously equity-accounted and €37 million of interests received for long-term financial receivables (compared to €66 million in 2004). This decline in interest income resulted from the fact that Vivendi ceased to record interest related to Elektrim Telekomunikacja’s loan due to the company’s situation. Please refer to “Item 18. Financial Statements — Notes 2.3 and 30”.
Other charges from ordinary activities
      In 2005, other charges from ordinary activities amounted to €170 million compared to €25 million in 2004, representing a €145 million increase. They included non-cash adjustments relating to the NBC-Universal transaction (€124 million) as well as exceptional goodwill amortization (€48 million) at UMG, which was recorded to offset the activation of deferred tax assets related to ordinary loss carry forwards not recognized at the end of 2000 as part of the purchase price allocation of UMG.
Income from equity affiliates
      In 2005, income from equity affiliates amounted to €326 million, compared to €221 million in 2004, representing a €105 million increase, including €156 million from VUE/NBC Universal. Specifically, it included Vivendi’s equity interest in twelve months of 2005 NBC Universal earnings (€361 million) compared to 234 days of NBC Universal earnings and 132 days of 20% of VUE earnings in 2004 (NBCU was created through the combination of NBC and VUE as of May 11, 2004). In addition, in 2005, income from equity affiliates included €50 million in Neuf Cegetel losses compared to €22 million in Cegetel SAS losses in 2004.
Interest
      In 2005, interest amounted to €218 million compared to €406 million in 2004, representing a €188 million decrease. The average amount of borrowings (calculated on a daily basis) decreased to €6.7 billion in 2005 compared to €8.9 billion in 2004. This decrease was mainly due to the impact of the divestiture plan and in particular the divestiture of VUE in May 2004.
      In 2005, average borrowing costs decreased to 3.92%, compared to 5.01% in 2004. This decrease resulted from the combined effect of the redemption of the High Yield Notes (83% in June 2004 and the remaining Notes in January 2005), funded by the proceeds received from the NBC-Universal transaction as well as new credit facilities obtained under better financial terms in 2004 and 2005 as a result of the upgrading of Vivendi’s credit rating to Investment Grade in 2004.
      In March 2005, Vivendi completed its plan to unwind interest rate swaps without cash consideration, which represented a €84 million charge for the full year of 2004.
Other financial charges and income
      In 2005, other financial charges and income generated a €619 million income compared to a €1,126 million income in 2004, representing a €607 million decrease.
      Other financial charges and income mainly included the amortized cost on borrowings (including premiums incurred for the early redemption of borrowings and for the unwinding of derivative instruments), changes in value of derivative instruments, gains/ losses on foreign currency translations (other than gains/ losses on foreign currency translations on operating activities, recorded in earnings from operations), financial component of costs related to employee benefit plans, as well as capital gains/ losses on the divestiture of businesses or financial investments.

Impact of amortized cost on borrowings (including premiums incurred for early redemption)
      In 2005, the impact of amortized cost on borrowings was a charge of €115 million (compared to a charge of €486 million in 2004). This improvement was due to the large number of early redemptions of borrowings in

2004 following the NBC-Universal transaction. These early redemptions generated exceptional costs in 2004 and lower recurring costs in 2005 as the total amount of borrowings declined:

•	Premiums incurred for the early redemption of notes and other financial liabilities represented a charge of €71 million as of December 31, 2005, compared to a €308 million charge as of December 31, 2004, corresponding to the premium (including accrued interests) related to the early redemption of 83% of the High Yield Notes in June 2004. A charge of €50 million was incurred in 2005 for the redemption of the remaining High Yield Notes in January 2005. In addition, the early redemption of the bonds exchangeable into Vinci shares in the course of March 2005 generated a charge of €27 million.

•	In 2005, the impact of amortized cost on borrowings represented a charge of €44 million (compared to a charge of €178 million as of December 31, 2004, including a €53 million charge due to the cancellation of credit lines following the NBC-Universal transaction).

Changes in value of derivative instruments
      In 2005, the depreciation of derivative instruments generated a loss of €2 million compared to a €10 million loss in 2004. This decrease was due to:

•	the early termination of the collar on the 5% stake in Veolia Environnement in 2005, representing an upside adjustment of €25 million;

•	the upside adjustment to the value of the embedded option on the bonds exchangeable into Sogecable shares (€16 million in 2005), corresponding to the portion of the bonds not exchanged during the fourth quarter of 2005, compared to a downside adjustment of €11 million in the first nine months of 2004; and

•	the smaller downside adjustment to the value of the put option granted to SNCF on 35% of the capital of Cegetel SAS exercised on August 22, 2005 (€14 million as of December 31, 2005, compared to €35 million as of December 31, 2004).
      In addition, in 2004, downside adjustments were partly offset by the upside adjustment of the value of the interest rate swaps without cash consideration (€18 million).

Change in financial component of costs related to employee benefit plans
      In 2005, the financial component of costs related to employee benefit plans remained nearly unchanged at €35 million (including €75 million of interest charges and €40 million of expected return on assets) compared to €37 million in 2004 (including €83 million for the effect of undiscounting actuarial losses and €46 million of expected return on assets).

Gain/(loss) on the divestiture of businesses or financial investments
      In 2005, gains or losses on the divestiture of businesses or financial investments amounted to €668 million. They resulted from the financial gain on the exchange of Sogecable shares related to the redemption of bonds exchangeable into Sogecable shares (€256 million), the gains related to the unwinding of IACI’s interest in VUE (€194 million), the financial gain on the early termination of the collar on the 5% stake in Veolia Environnement (€115 million) and on the divestiture of the stake in Lagardère Thématiques (€26 million), as well as capital gains on the divestiture of remaining assets at UCI (€34 million).
      In 2004, they amounted to €1,738 million and resulted from the impact of the divestiture of 15% of Veolia Environnement which represented a portion of Vivendi’s 20.3% stake in this company (€1,606 million), various liquidation bonuses (€74 million), capital gains on the divestiture of the “flux-divertissement” business of StudioExpand and Canal+ Benelux (€65 million), certain UCI assets (€64 million), Kencell (€39 million) and Sportfive (€38 million) and the impact of the abandonment of Internet operations (€34 million) as well as the financial gain on the divestiture of the stake in Viva Media (€26 million). These positive impacts were partly offset by provisions recorded for the NC Numéricâble divestiture (€56 million).

Provisions for income taxes
      In 2005, provision for income taxes amounted to €204 million compared to €292 million in 2004. The effective tax rate amounted to 4.7% in 2005 compared to 6.7% in 2004. Excluding the impact of non-recurring items, the effective tax rate reached 20% in 2005 compared to 23% in 2004.
      Excluding the impact of non-recurring tax items and taxes related to non-recurring items (change in deferred tax assets, reversal of deferred tax liabilities relating to tax years no longer open to audit), the tax expense increased by €63 million, due to higher taxable earnings (UMG, SFR, Maroc Telecom). This increase was offset by tax savings resulting from the utilization of ordinary losses carried forward (mainly in France, including the impact of the Consolidated Global Profit Tax System and in the United States).
Earnings from discontinued operations
      In 2005, earnings from discontinued operations generated a €92 million profit equal to 72% of the charges and income generated by Cegetel over the period, i.e. a loss of €29 million (the residual 28% being classified in income from equity affiliates) and capital gains generated by the divestiture of Cegetel, i.e. €121 million. In accordance with IFRS 5, following the Cegetel-Neuf Telecom combination, which was announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as a discontinued operation.
      In 2004, earnings from discontinued operations amounted to €777 million, essentially reflecting the impact of the divestiture of VUE in May, 2004. This impact was comprised of 80% of charges and income generated by VUE over the period for €132 million (the residual 20% being classified in income from equity affiliates) and €707 million of capital gains generated by the divestiture.
Minority Interests
      In 2005, earnings attributable to minority interests, mainly of SFR and Maroc Telecom, amounted to €1,112 million compared to €1,056 million in 2004, representing a €56 million increase. The decline resulting from the acquisition of an additional 16% interest in Maroc Telecom in January 2005 was more than offset by the increase of SFR’s earnings attributable to minority interests as a result of increased earnings at SFR.

Adjustments to conform to US GAAP
      The following is a summary of the most significant adjustments to our Consolidation Statement of Earnings for the years ended December 31, 2005 and December 31, 2004, which would be required if US GAAP had been applied instead of IFRS.

	Year Ended
	December 31,

US GAAP	2005	2004

	(In millions, except
	per share amount)
Revenues	€20,156	€21,208
Earnings from operations(a)	3,311	3,334
Earnings, attributable to equity holders of the parent	2,571	2,921
Earnings, attributable to equity holders of the parent per share — basic	€2.39	€2.73
Earnings, attributable to equity holders of the parent per share — diluted	€2.28	€2.61

(a)	The reconciliation of the earnings from operations as reported under IFRS to the earnings from operations under US GAAP is as follows:

	Year Ended December 31, 2005

		Vivendi	Canal+		Maroc	Holding and	Non core		Total
	UMG	Games	Group	SFR	Telecom	Corporate	operations	VUE	Vivendi

	(In millions of euros)
Earnings from operations — IFRS	€480	€41	€203	€2,422	€762	€(195)	€33	€—	€3,746
Adjustments to conform to US GAAP
Business combinations/goodwill/ impairment	(2)	—	2	(6)	—	(124)	—	—	(130)
Divestiture of Cegetel	—	—	—	(51)	—	(2)	—	—	(53)
Employee benefit plans	(23)	—	—	—	—	(44)	—	—	(67)
Share-based compensation	1	—	—	—	—	45	—	—	46
Intangible assets	—	(6)	—	(147)	(31)	—	—	—	(184)
Other	(22)	(10)	—	12	(14)	(21)	8	—	(47)

Earnings from operations — US GAAP	€434	€25	€205	€2,230	€717	€(341)	€41	€—	€3,311

	Year Ended December 31, 2004

		Vivendi	Canal+		Maroc	Holding and	Non core		Total
	UMG	Games	Group	SFR	Telecom	Corporate	operations	VUE	Vivendi

	(In million of euros)
Earnings from operations — IFRS	€359	€(203)	€188	€2,332	€662	€(193)	€88	€—	€3,233
Adjustments to conform to US GAAP
Business combinations/goodwill/impairment	(6)	(2)	(19)	—	—	—	—	—	(27)
Divestiture of VUE and Cegetel	1	—	—	(67)	—	(1)	—	387	320
Employee benefit plans	(31)	—	—	—	—	(55)	—	—	(86)
Share-based compensation	6	5	10	14	1	8	—	—	44
Intangible assets	—	6	—	(110)	—	—	—	—	(104)
Other	(33)	(15)	(20)	3	11	—	8	—	(46)

Earnings from operations — US GAAP	€296	€(209)	€159	€2,172	€674	€(241)	€96	€387	€3,334

Comparison of 2005 versus 2004
Earnings from operations
      The most significant reconciliation items between IFRS and US GAAP impacting earnings from operations in 2005 and 2004 are as follows:

—	Divestiture of VUE (May 2004) and Cegetel (August 2005): Under US GAAP, VUE and Cegetel did not qualify as discontinued operations and as a result were fully consolidated in the consolidated statement of earnings until their disposal, which occurred on May 11, 2004 and August 22, 2005, respectively. However, these operations qualified as discontinued under IFRS and were presented on a single line of the statement of earnings during the relevant periods. See “Item 18. Financial Statements — Note 34.4”.

—	Acquisition of minority interests in SFR (26% in January 2003) and in Maroc Telecom (16% in January 2005): Under US GAAP, acquisitions of minority interests in SFR and Maroc Telecom were treated as step- up acquisitions and consequently, the purchase price was allocated to the fair value of the incremental portion of the identifiable assets acquired and liabilities assumed, with any excess being allocated to goodwill. Under IFRS, the difference between the purchase price of the minority interests acquired and their net carrying value was recognized as goodwill. Consequently, earnings from operations in US GAAP include the amortization of the portion of the purchase price allocated to definite-lived intangible assets, in particular to customer relationship. Regarding SFR, the customer relationship was valued on the basis of both the acquisition costs of new customers at the date of the transaction and the discounted value of expected revenues attributable to the customers existing at the date of the acquisition. This customer relationship is amortized over periods ranging from 3 to 5 years. The related charge amounted to €147 million in 2005 and 2004. For Maroc Telecom, in US GAAP, the customer relationships were valued on the basis of the discounted value of expected revenues attributable to the customers existing at the date of the acquisition. These customer relationships are amortized over periods ranging from 6 to 7 years. The mobile license is amortized over 11 years. The related amortization charges amounted to €31 million in 2005. See “Item 18. Financial Statements — Note 34.5”.

—	Impairment losses of goodwill and other intangible assets acquired through business combinations: the impairment losses recorded with respect to goodwill and other intangible assets acquired through business combinations were included in earnings from operations under US GAAP for €130 million in 2005 and €27 million in 2004. Under IFRS, they were excluded from earnings from operations. See “Item 18. Financial Statements — Note 34.5”.

Earnings attributable to equity holders of the parent
      For the years ended December 31, 2005 and 2004, earnings attributable to equity holders of the parent amounted to €2,571 million and €2,921 million, respectively under US GAAP, compared to €3,154 million and €3,767 million under IFRS.
      In 2005, the most significant reconciling item between IFRS and US GAAP impacting earnings attributable to equity holders of the parent were the changes in estimates of uncertainties related to income taxes in a business combination. Under IFRS, pursuant to IAS 12, adjustments resulting from the post-acquisition changes in estimates of income tax uncertainties existing or arising at the time of a business combination are recognized in the income statement. Under US GAAP, such adjustments reduce or increase goodwill. In 2005, under IFRS, a tax benefit of €273 million was recorded as an income due to adjustments resulting from changes in estimates of income tax uncertainties, whereas under US GAAP, those adjustments were recorded as goodwill, which generated a reconciling difference of €287 million on the Statement of Financial Position (after taking into account a foreign currency translation adjustment of €14 million). In 2004, no material reconciling difference was generated.
      In 2004, one of the most significant reconciling items related to capital gain on the divestiture of VUE. Under IFRS, VUE was classified as an asset held for sale as of January 1, 2004 and measured at the lower of carrying value and fair value less selling costs. However, under US GAAP, it was classified as an asset held for sale in 2003 and the following reconciliation items between IFRS and US GAAP had to be considered:

—	under IFRS, the carrying value did not include that portion of the cumulative translation adjustment which was reclassified to earnings at the time of divestiture. In addition, as a result of its reversal against retained earnings pursuant to IFRS 1, the cumulative foreign currency translation adjustments were nil as of January 1, 2004; and

—	under US GAAP, the carrying value also included that portion of the cumulative translation adjustment which was reclassified to earnings at the time of divestiture. As a result, the carrying value of VUE was reduced and a corresponding impairment loss of €920 million was recognized on December 31, 2003.
      Under US GAAP, the divestiture of 80% of VUE generated a capital gain of €377 million compared to €707 million under IFRS. See “Item 18. Financial Statements — Note 34.4.1”.
      Furthermore, in 2004, given the developments surrounding the ownership of Elektrim Telekomunikacja’s interest in PTC (see “Item 18. Financial Statements — Note 2”), the carrying value of this investment was fully impaired in the US GAAP consolidated statement of financial position, as it has been in the primary GAAP consolidated statement of financial position since December 31, 2002. In 2001, the impairment related to Elektrim Telekomunikacja that had been recognized under primary GAAP included an accrual for contingent losses (€300 million) that did not meet the FAS 5 criteria for accrual and therefore was not taken into account under US GAAP. No other material impairment losses were recognized as of December 31, 2004.

Business segment results

Revenues and earnings from operations by business segment for the years ended December 31, 2005 and 2004

Revenues and earnings from operations as published by business segment for the years ended December 31, 2005 and 2004
      The table below presents the Group’s revenues and earnings from operations by business segment for each of the years ended December 31, 2004 and 2005.

	AS PUBLISHED

	Year ended December 31,

	2005	2004	% Change

	(In millions of euros)
Revenues
Universal Music Group	€4,893	€4,989	-1.9%
Vivendi Games	641	475	34.9%
Canal+ Group	3,452	3,560	-3.0%
SFR(a)	8,687	7,192	20.8%
Maroc Telecom	1,860	1,581	17.6%
Non core operations and elimination of inter segment transactions(b)	(49)	86	na *

Total Vivendi	€19,484	€17,883	9.0%

Earnings from operations
Universal Music Group	€480	€359	33.7%
Vivendi Games	41	(203)	na *
Canal+ Group	203	188	8.0%
SFR(a)	2,422	2,332	3.9%
Maroc Telecom	762	662	15.1%
Holding & Corporate	(195)	(193)	-1.0%
Non core operations(b)	33	88	-62.5%

Total Vivendi	€3,746	€3,233	15.9%

Earnings from operations/Revenues(%)	19%	18%	+1 point

na*: not applicable

(a)	In accordance with IFRS 5, Cegetel qualified as discontinued operations as of January 1, 2004. Net income and expenses from January 1, 2004 to August 22, 2005 were deconsolidated and presented in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates. Consequently, revenues and earnings from operations as published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations (including the distribution subsidiaries as of January and April 2005). In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005.

(b)	Includes Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

Revenues and earnings from operations on a comparable basis by business segment for the years ended December 31, 2005 and 2004
      The table below presents the Group’s revenues and earnings from operations by business segment on a comparable basis for each of the years ended December 31, 2004 and 2005. Comparable basis essentially illustrates the effect of the divestitures that occurred in 2005 (primarily, NC Numéricâble) and 2004 (mainly, the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom) and includes the full consolidation of minority interests in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as of January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying in 2004 the rate applied in 2005. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as of January 1, 2004.

	COMPARABLE BASIS (UNAUDITED)

	Year ended December 31,

				% Change at
				constant
	2005	2004	% Variation	currency

	(In millions of euros)
Revenues
Universal Music Group	€4,893	€4,819	1.5%	1.6%
Vivendi Games	641	475	34.9%	34.6%
Canal+ Group	3,407	3,277	4.0%	3.3%
SFR(a)	8,687	8,117	7.0%	7.0%
Maroc Telecom	1,860	1,611	15.5%	16.0%
Non core operations and elimination of inter segment transactions	(49)	(62)	21.0%	21.0%

Total Vivendi	€19,439	€18,237	6.6%	6.5%

Earnings from operations
Universal Music Group	€480	€399	20.4%	18.8%
Vivendi Games	41	(203)	na *	na *
Canal+ Group	176	187	-5.9%	-9.3%
SFR(a)	2,422	2,338	3.6%	3.6%
Maroc Telecom	762	671	13.6%	14.2%
Holding & corporate	(195)	(193)	-1.0%	-1.6%
Non core operations	33	63	-47.6%	-47.6%

Total Vivendi	€3,719	€3,262	14.0%	13.7%

Earnings from operations/Revenues (%)	19%	18%	+1 point	+1 point

na*: not applicable

(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005. In 2004, comparable basis also included estimated mobile-to-mobile sales applying in 2004 the rate applied in 2005, representing €875 million for the year ended December 31, 2004.

Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis
      Vivendi provides information related to the operating performances of its businesses on a comparable basis in order to better reflect the actual results of the operations, adjusted from changes in the scope of consolidation, and because it is recommended under IFRS to promote comparability. Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and earnings from operations on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.
For the year ended December 31, 2005
      For the year ended December 31, 2005, the contribution of the Canal+ Group assets divested in 2005 (mainly NC Numéricâble) to revenues and earnings from operations as published amounted to €45 million and €27 million, respectively. Revenues and earnings from operations on a comparable basis excluded this impact.
For the year ended December 31, 2004

	Year ended December 31, 2004

		Divestiture		SFR	Mobile-to-		Divestiture		Comparable
	As	of Canal+	UMG’s Music	distribution	mobile		of VTI		basis
	published	assets(a)	Clubs	subsidiaries	sales(b)	Mauritel	assets(c)	Other	(unaudited)

	(In millions of euros)
Revenues
Universal Music Group	€4,989	€—	€(170)	€—	€—	€—	€—	€—	€4,819
Vivendi Games	475	—	—	—	—	—	—	—	475
Canal+ Group	3,560	(283)	—	—	—	—	—	—	3,277
SFR	7,192	—	—	50	875	—	—	—	8,117
Maroc Telecom	1,581	—	—	—	—	31	—	(1)	1,611
Non core operations and elimination of inter segment transactions	86	—	—	—	—	—	(118)	(30)	(62)

Total Vivendi	€17,883	€(283)	€(170)	€50	€875	€31	€(118)	€(31)	€18,237

Earnings from operations
Universal Music Group	€359	€—	€40	€—	€—	€—	€—	€—	€399
Vivendi Games	(203)	—	—	—	—	—	—	—	(203)
Canal+ Group	188	(1)	—	—	—	—	—	—	187
SFR	2,332	—	—	6	—	—	—	—	2,338
Maroc Telecom	662	—	—	—	—	9	—	—	671
Holding & Corporate	(193)	—	—	—	—	—	—	—	(193)
Non core operations	88	—	—	—	—	—	(17)	(8)	63

Total Vivendi	€3,233	€(1)	€40	€6	€—	€9	€(17)	€(8)	€3,262

Earnings from operations/Revenues(%)	18%								18%

(a)	Mainly corresponds to “Flux-divertissement” business of StudioExpand, Canal+ Benelux and NC Numéricâble.

(b)	Corresponds to an estimate of the mobile-to-mobile sales applying in 2004 the rate applied in 2005.

(c)	Corresponds to Monaco Telecom and Kencell.

Comments on revenues and earnings from operations for controlled business segments
Universal Music Group (UMG)
      The following table analyzes revenues and earnings from operations for Universal Music Group (UMG) for the years ended December 31, 2005 and 2004.

	Year ended December 31,

				Comparable basis
	As published			(unaudited)(a)

					% change at
	2005	2004	% change	% change	constant currency

	(In millions of euros, except for margins)
Revenues
North America(b)	€2,091	€2,006	4.2%	4.2%	4.5%
Europe	1,821	2,003	-9.1%	-0.6%	-0.6%
Asia	425	455	-6.6%	-6.6%	-5.0%
Rest of the world(b)	207	191	8.5%	8.5%	1.9%

	4,544	4,655	-2.4%	1.3%	1.4%
Publishing	392	372	5.6%	5.6%	5.8%
Elimination of intercompany transactions	(43)	(38)	-14.6%	-14.6%	-14.7%

Total UMG	€4,893	€4,989	-1.9%	1.5%	1.6%
Earnings from operations	€480	€359	33.8%	20.4%	18.8%
Earnings from operations/Revenues (%)	10%	7%	+3 points	+2 points	+2 points
Physical market shares(c)
North America	34.0%	32.5%
Europe	25.4%	26.8%
Asia	12.3%	12.4%
Rest of the world	na *	na *

Total UMG	25.6%	25.5%
Physical music market growth(c)
North America	-7.0%	2.2%
Europe	-5.0%	-5.3%
Asia	-8.8%	-1.8%
Rest of the world	na *	na *

Total World	-6.3%	-1.3%

*na: not applicable.

(a)	Comparable basis primarily illustrates the effect of the divestitures of UMG’s music clubs in the United Kingdom and in France as if these transactions had occurred as of January 1, 2004.

(b)	In order to better reflect management responsibility, some operations presented in “rest of the world” in 2004 were reallocated to North America. As a result, breakdown of revenues by business differs from figures published in 2004.

(c)	Physical music market and market share data for 2005 are UMG estimates using the IFPI methodology. Physical music market and market share data for 2004 are IFPI data. Excludes digital sales.

Best-selling titles (units sold, in millions)

	2005		2004
Artist	Units	Artist	Units

Mariah Carey	8	Eminem	9
50 Cent	8	U2	8
Black Eyed Peas	7	Shania Twain	5
Eminem	5	Guns N’Roses	5
Gwen Stefani	4	Black Eyed Peas	4
Kanye West	4	Nelly (Suit)	4
Jack Johnson	4	Ashlee Simpson	4
The Game	3	D-12	3
Nickelback	3	Kanye West	3
NOW 20	3	Keane	3
The Killers	3	NOW 16	3
Bon Jovi	3	Toby Keith	3
OST “Get Rich Or Die Tryin”	2	George Strait	3
The Pussycat Dolls	2	Hoobastank	3
Fallout Boy	2	Gwen Stefani	2
% of top 15 of total units sold by UMG	13%		13%

Revenues
      UMG estimates that the global music market declined by 2% in 2005 with a 6% decline in physical music sales partly offset by strong growth in the digital sector. The IFPI reported that sales of music via the Internet and mobile phones were $1.1 billion for the record industry in 2005 — compared to $380 million in 2004. For the first six months of the year, according to the IFPI, the global music market declined by 1.9% with higher digital sales nearly offsetting a 6% decrease in physical music sales.
      In the US, total album unit sales for the industry as measured by SoundScan decreased by 7.2%, while sales of digital tracks increased from 141 million in 2004 to 353 million in 2005. In 2005, UMG outperformed the market with a 2-basis point increase in market share reaching an unprecedented 31.7%. UMG had the top two best-selling albums of the year with Mariah Carey and 50 Cent and seven of the top 10 and twenty seven of the top 50.
      UMG’s revenues amounted to €4,893 million, a 1.6% increase on a comparable basis at constant currency, with growth in North America and music publishing offsetting weakness in Asia. Digital sales were €259 million, nearly three times the number of 2004 sales, and represented 5.3% of UMG’s total revenues. There was strong growth in both the on-line and mobile sectors.
      Best-sellers in 2005 included new releases from Mariah Carey, 50 Cent, Black Eyed Peas, Eminem, Kanye West and Jack Johnson in addition to very strong carryover sales from Gwen Stefani. Other best-sellers were debut releases from The Game, The Pussycat Dolls, Fall Out Boy, Akon and the U.K.’s Kaiser Chiefs. Regional best sellers included Latin artists Juanes and Daddy Yankee, Germany’s Rammstein, Brazil’s Ivete Sangalo and France’s Chimène Badi.
Earnings from operations
      Earnings from operations increased to €480 million, an 18.8% increase on a comparable basis at constant currency. This increase reflects higher sales volumes, continued cost savings efforts and lower restructuring charges in 2005.

      UMG artists dominated the best seller lists in their major markets, topping all the major music genres which enabled UMG to gain market share and lead the competition by earning an unprecedented 40 Grammy awards.
Vivendi Games
      The following table analyzes revenues and earnings from operations for Vivendi Games for the years ended December 31, 2005 and 2004.

	As published

	Year ended December 31,

					% change at
	2005	2004	% change		constant currency

	(In millions of euros, except for margins)
Revenues	€641	€ 475	34.9%		34.6%
Earnings from operations	€ 41	€(203)	na	*	na	*
Earnings from operations/ Revenues(%)	6%	na *	na	*	na	*

% sales
PC	17%	46%
Console	34%	48%
Online games and other	49%	6%

Breakdown of revenues by geographical area
North America	53%	56%
Europe	33%	34%
Asia pacific and rest of the world	14%	10%

*na: not applicable

Best-selling titles
	World of Warcraft	Half-Life 2
	50 Cent: Bulletproof	Simpsons: Hit
	Crash Tag Team	and Run
	Racing	Crash Twinsanity
	Robots	World of Warcraft
	F.E.A.R.	Spyro: A Hero’s Tail
Hulk II

Revenues
      In 2005, Vivendi Games’ revenues amounted to €641 million, a 34.9% increase compared to 2004 (a 34.6% increase at constant currency). This increase was driven by the MMORPG World of Warcraft as well as the very strong performance of the fourth quarter release 50 Cent: Bulletproof, the gritty urban action game starring multi-platinum recording artist 50 Cent. Other top sellers during 2005 included the new releases Robots, Hulk II, F.E.A.R., which was named ’Best Action Game of E3 2005’ by the E3 Critics, Crash Tag Team Racing and strong sales in North America from the distribution of Delta Force: Black Hawk Down and FlatOut.
      During 2005, World of Warcraft was successfully launched in several key territories — South Korea (January), Europe (February), China (June) and Taiwan (November) — and continued its strong growth in North America following its commercial launch in late 2004.
      World of Warcraft continues to be the fastest-growing game in its category, totaling more than 5.5 million customers globally via directly managed operations in North America, Europe and South Korea and licensed operations in China and Taiwan.

Earnings from operations
      In 2005, Vivendi Games’ earnings from operations amounted to €41 million, a €244 million increase compared to a loss of €203 million (€243 million at constant currency). This strong and fast improvement in earnings from operations is the result of a strategy followed since 2004 and new developments (on-line and studios acquisitions), which resulted in a better balanced portfolio of products due to the extraordinary on-line game activity growth illustrated by the remarkable success of World of Warcraft. Lower costs resulting from the global turnaround plan executed in 2004 also impacted the earnings from operations positively. Additional releases contributing to the strong performance included 50 Cent: Bulletproof, Robots, Hulk II, F.E.A.R. and Crash Tag Team Racing as well as the North America distribution of Delta Force: Black Hawk Down and FlatOut. However, earnings from operations included increased product development costs linked to recently acquired studios (Radical, Swingin’ Ape, Swordfish and High Moon).
The Canal+ Group
      The following table analyzes revenues and earnings from operations for the Canal+ Group for the years ended December 31, 2005 and 2004.

	Year ended December 31,

				Comparable basis
	As published			(unaudited)(a)

	2005	2004	% change	% change

	(In millions of euros, except for margins)
Revenues
Pay-TV — France(b)	€2,765	€2,663	3.8%	4.3%
Other core operations(b)	642	624	2.9%	3.1%
Other(b)	45	273	-83.5%	na *

Total Canal+ Group	3,452	3,560	-3.0%	4.0%
Earnings from operations	€203	€188	8.0%	-5.9%
Earnings from operations/Revenues(%)	6%	5%	+1 point
Subscriptions (in thousands)
Analog	2,278	2,455	-7.2%	-7.2%
Digital	2,186	1,917	14.0%	14.0%

Individual subscribers	4,464	4,372	2.1%	2.1%
Collective(c)	407	395	3.0%	3.0%
Overseas (individual and collective)(c)	190	188	1.1%	1.1%

Total Canal+ (premium channel)	5,061	4,955	2.1%	2.1%
CanalSat	3,192	2,989	6.8%	6.8%
NC Numéricâble	—	436	na *	na *

Total subscriptions in France	8,253	8,380	-1.5%	3.9%

*na: not applicable.

(a)	Comparable basis primarily illustrates the effect of the divestitures made by the Canal+ Group (Canal+ Benelux in 2004 and NC Numéricâble in March 2005) as if these transactions had occurred as of January 1, 2004.

(b)	To better reflect the performances of each separate business, the Canal+ Group has reallocated dedicated operations (notably NC Numéricâble, with revenues of €175 million in 2004) to the line “Other” and holding costs to the line “Other core operations”; these elements were previously reported in “Pay-TV — France”. Moreover, the line “Other core operations” includes operations from StudioCanal, pay-TV activities in Poland, PSG soccer club and holdings.

(c)	Overseas collective subscriptions, previously recorded under the “Collective” line in 2004, are now reported with individual subscribers in “Overseas” line.

Revenues
      The Canal+ Group reported revenues of €3,452 million, a €130 million increase on a comparable basis representing a 4% increase compared to 2004.

Pay-TV
      In 2005, on a comparable basis, revenues from pay-TV operations in France increased by €114 million, a 4% increase compared with year-end 2004, due to increased revenue per subscriber and a larger subscription base.
      The Group’s total portfolio as of December 31, 2005 reached 8.25 million subscriptions. Net additions over the year were approximately 310,000. In 2005, the Canal+ Group achieved over 1.1 million gross additions, a 13% increase compared to 2004, including approximately 640,000 to Canal+, which posted its best recruitment period since 1987.
      Total subscriptions to Canal+ at the end of 2005 were 5.06 million, a 105,000 increase compared with December 2004. This was more than twice the growth in 2004. The churn rate stood at 11.4%. Launched in March 2005, the Canal+ Group’s premium channel package, Canal+ Le Bouquet, represented more than 52% of the total Canal+ subscriptions at the end of 2005.
      CanalSat subscriptions as of December 31, 2005 reached 3.19 million, a nearly 205,000 increase compared to 2004. Over the year, CanalSat recruited over 480,000 new subscribers (an 8% increase compared with 2004), while maintaining a churn rate slightly below 10%.

Other core operations
      Other Canal+ Group operations increased revenues by 3% compared with 2004 on a comparable basis. The slight decrease in StudioCanal sales (a 3% decrease at €380 million) reflected the termination of non-profitable businesses, particularly in-house film production. Pay-TV operations in Poland performed strongly (a 28% increase at €193 million) mainly due to an increased subscription portfolio.

Earnings from operations
      The Canal+ Group’s 2005 earnings from operations amounted to €203 million, an 8.0% increase compared to 2004. On a comparable basis, earnings from operations were close to those of 2004.

Pay-TV
      Portfolio growth and price increases achieved in 2004 led to increased revenues in 2005, both from Canal+ and CanalSat. In 2005, earnings from operations also reflected higher marketing costs due to record gross subscriber additions (1.1 million gross additions, a 13% increase compared with 2004) and the start of a new contract for exclusive broadcasting of League 1 soccer. These investments will be amortized starting 2006, as portfolio net growth (+310,000) and higher revenues per subscriber in 2005 will have produced their full effect.

Other core operations
      Other Canal+ Group operations generated a sharp increase in earnings from operations, due to higher pay-TV subscriptions in Poland and the success of StudioCanal’s Working Title deal.

SFR
      The following table analyzes revenues and earnings from operations for SFR for the years ended December 31, 2005 and 2004.

	Year ended December 31,

				Comparable
				basis
	As published			(unaudited)(a)

	2005	2004	% change	% change

	(In millions of euros, except for margins)
Revenues
Network revenues	€8,220	€6,837	20.2%	7.1%
Equipment sales, net	348	286	21.7%	-6.2%
Other (including connection fees)	119	69	72.5%	72.5%

Total SFR	€8,687	€7,192	20.8%	7.0%
Earnings from operations	€2,422	€2,332	3.9%	3.6%
Earnings from operations/Revenues(%)	na *	na *	na *	-1 point (b)
Capital expenditures (Capex)	€1,072	€876	22.4%	20.4%
Customers (end of period, in thousands)(c)
Postpaid	10,880	9,601	13.3%
Prepaid	6,318	6,219	1.6%

Total SFR trade name	17,198	15,820	8.7%
Wholesale customers total base	119	—	na *

Total SFR network	17,317	15,820	9.5%
Market share (customer base)(c)/(d)	35.8%	35.5%	+0.3 point
Market share (new customers)(c)/(d)	39.4%	38.2%	+1.2 point
ARPU (in euros/year)(e)
Postpaid	576	603	-4.5%	-3.7%
Prepaid	186	183	1.6%	1.8%

Total	429	432	-0.7%	-0.2%
Data ARPU (in euros/year)	59	50	18.0%
AUPU (in minutes/year)(f)	296	268	10.5%
Churn rate (in %/year)
Postpaid	12%	14%	-2 points
Total SFR customers	23%	24%	-1 point

*na: not applicable.

(a)	For 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying in 2004 the rate applied in 2005 and illustrates the full consolidation of minority stakes in distribution subsidiaries as of January 1, 2004. It does not include the revenues from phone directory activities (Annuaire Express) as of January 1, 2004 (with an impact on network revenues and ARPU and with no impact on SFR total revenues).

(b)	On a comparable basis, the margin rate declined in 2005 compared to 2004 due to a fine from the French Competition Council, which SFR appealed.

(c)	Source: French Telecommunications Regulatory Authority (ARCEP).

(d)	SFR excluding wholesale customer total base.

(e)	ARPU (Average Revenue Per User) is calculated by dividing revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales by average ARCEP total customer base for the last twelve months. ARPU is calculated excluding estimated mobile-to-mobile sales.

(f)	AUPU (Average Usage per User) is defined as the incoming and outgoing “voice” volumes divided by the average customer base (as defined by ARCEP) for the last twelve months.

Revenues
      SFR revenues increased by 20.8% from 2004 to €8,687 million. On a comparable basis, revenues increased by 7.0%, mainly reflecting the year on year increase in the customer base combined with a stable blended ARPU despite a 16.3% decrease in fixed incoming voice termination rate on January 1, 2005. Excluding the call termination rate decrease, revenue’s growth would have been 8.4%.
      SFR demonstrated continuing commercial dynamism throughout the twelve months of 2005 with 1.378 million net new customers, taking its registered customer base to 17.198 million, an 8.7% increase compared to 2004. The postpaid customer base grew by 13.3% year on year to 10.880 million, with more than 90% of new customers being postpaid customers.
      Blended annual ARPU excluding mobile-to-mobile termination remained stable at €429, despite the fixed incoming voice rate cut, benefiting from the improved customer mix at 63.3% of postpaid (compared to 60.7% in 2004) and a 10.5% increase in the blended average voice usage per customer (AUPU) to 296 minutes per month.
      These results highlighted the success of SFR’s strategy to substitute fixed voice usage with mobile voice usage and to develop new services around music, video and TV. This was made possible due to additional voice capacity and speed brought by SFR investments in 3G technology along with major strategic agreements with various content providers, including CanalSat in June, UMG in July, and FIFA in November.
      SFR has achieved an excellent performance with 3G, with 1,003,000 3G customers at the end of December 2005. SFR’s 3G success can also be seen in the usage patterns of its 3G customers: for example, 340,000 songs were downloaded in the month of December 2005 alone, placing SFR in the top 5 legal music download platforms in France.
      Net data revenues improved significantly (a 27.7% increase) to represent 13.2% of network revenues (excluding mobile-to-mobile termination) for 2005, compared to 9.6% at the end of December 2004. This increase was mainly attributable to the 21% increase in text messaging (SMS) to 5.4 billion SMS, the 164% increase of Multimedia Messaging Services (MMS) to 98 million and the further penetration of Vodafone Live! (4,785,000 SFR customers were recorded in the mobile multimedia services portal compared to 2,230,000 at the end of December 2004), which contributed to an 18% growth in net data ARPU to €59.

Earnings from operations
      SFR’s earnings from operations increased by 3.9% to €2,422 million. On a comparable basis, earnings from operations increased by 3.6%. This increase mainly reflected a 6.9% growth in network revenues (excluding mobile-to-mobile termination), a slight increase of 0.8 basis point in customer acquisition and retention costs — due to the penetration of 3G devices in the SFR customer base — to 13.2% of network revenues (excluding mobile-to-mobile termination), and the strict control of other costs. The earnings from operations were also impacted by €115 million of adverse non-recurring items, consisting in a €220 million fine from the French Antitrust Council which was partly offset by the recognition of favorable non-recurring items of €105 million.

Maroc Telecom
      The following table analyzes revenues and earnings from operations for Maroc Telecom for the years ended December 31, 2005 and 2004.

	Year ended December 31,

				Comparable
				Basis
				(unaudited)(a)
	As published
				% change at
	2005	2004	% change	constant currency

	(In millions of euros, except for margins)
Revenues
Mobile	1,156	879	31.5%	29.2%
Fixed and Internet	1,082	1,011	7.0%	5.9%
Elimination of intercompany transactions	(378)	(309)	na *	na *

Total Maroc Telecom	€1,860	€1,581	17.6%	16.0%
Earnings from operations	€762	€662	15.1%	14.2%
Earnings from operations/ Revenues(%)	41%	42%	-1 point
Mobile(b)
Number of customers (end of period, in thousands)	8,800	6,361	38.3%
% of prepaid customers	96%	96%
Market share (as per ANRT)	67%	68%
ARPU (in euros/ month)(c)
Postpaid	64.3	71.8	-10.4%
Prepaid	8.5	8.6	-1.2%

Total	10.8	11.2	-3.6%
Churn rate (in %/ year)
Postpaid	14%	16%
Prepaid	12%	11%

Total	12%	12%
Fixed and Internet (in thousands)(b)
Number of lines(d)
Residential	885	890	-0.6%
Public phone(e)	164	136	20.6%
Professional and corporate	292	283	3.2%

Total	1,341	1,309	2.4%
Number of Internet subscribers	252	105	na *
Number of ADSL subscribers	242	60	na *

*na: not applicable

(a)	Comparable basis illustrates the effects of the full consolidation of Mauritel as if this transaction had occurred on January 1, 2004.

(b)	Excluding Mauritel.

(c)	ARPU (Average Revenue per User) is calculated by dividing revenues (from incoming and outcoming calls and data services) net of promotions excluding roaming in and equipment sales by average customer base over the period.

(d)	Excluding Internet customers.

(e)	Including “Téléboutique” lines and Maroc Telecom’s public phones.

Revenues
      Maroc Telecom’s revenues totaled €1,860 million, a 17.6% increase compared to 2004 (a 16% increase at constant currency on a comparable basis) due to the performance of mobile and internet businesses.

Mobile
      Mobile revenues amounted to €1,156 million, a 31.5% increase compared to 2004 (a 29.2% increase at constant currency on a comparable basis). Excluding the impact of the increase of incoming international interconnection tariffs applied by the Moroccan National Telecommunications Regulations Agency (ANRT) as of January 1, 2005, revenues increased by 25.8% (a 23.6% increase at constant currency on a comparable basis) compared to 2004.
      This increase was primarily due to the continuing growth of the customer base (8.8 million of customers, representing a 38.3% increase compared to 2004), with a net increase of the customer base of more than 2.4 million since the beginning of 2005. The blended monthly ARPU stood at €10.8 (compared to €11.2 in 2004) with a positive impact from the increase of incoming international interconnection tariffs applied as of January 1, 2005 (an 8.9% decrease excluding this impact). The churn rate was 12.2% compared to 11.6% in 2004.

Fixed
      Fixed telephony and internet revenues totaled €1,082 million, a 7% increase compared to 2004 (a 5.9% increase at constant currency on a comparable basis). This increase was due to (i) the growth of the fixed customer base and broadband internet activity and (ii) the continuing growth of incoming international traffic, which offset the decrease of the average invoice per customer.
      The fixed customer base reached 1.34 million lines at the end of 2005, a 2.4% increase compared to the end of 2004. As a result of the monthly fee decrease in March 2005 and to year-end promotions, the ADSL customer base experienced significant growth to approximately 242,000 subscribers at the end of December 2005, as compared to approximately 60,000 at the end of December 2004.

Earnings from operations
      Maroc Telecom earnings from operations amounted to €762 million, a 15.1% increase compared to 2004 (a 14.2% increase at constant currency on a comparable basis). Excluding the non-recurring impacts of the voluntary retirement plan introduced at the end of 2004, earnings from operations would have increased by 15.9% at constant currency on a comparable basis.
Holding & Corporate

Earnings (losses) from operations
      Losses from operations amounted to €195 million at the end of December 2005, a 1% increase compared to 2004. The ongoing effort to control costs at the Paris headquarters and New York office and a lower amortization cost of stock options due to their declining profile over time were slightly offset by higher one-time items and increased pension costs.

Non core operations and elimination of inter segment transactions

	As Published
	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Revenues
Vivendi Telecom International (VTI)	€6	€125
Other operations	€55	€86

Non core operations	61	211

Elimination of inter segment transactions	(110)	(125)

Total revenues	(49)	86

Earnings from operations	€33	€88

Revenues
      Revenues from non core operations amounted to €61 million and were mainly comprised of Vivendi Valorisation revenues, accounted for in “Other operations”. In 2004, VTI’s revenues included €118 million generated by Kencell (divested in May 2004) and Monaco Telecom (divested in June 2004).

Earnings from operations
      Earnings from operations of non core entities declined significantly due to changes in the scope of consolidation in 2004.
Liquidity and Capital Resources for 2005 and 2004
      We consider Financial Net Debt, a non-GAAP financial measure, to be an important indicator measuring our indebtedness. Financial Net Debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities less cash and cash equivalents all as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments recording as assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets”).
      Financial Net Debt should be considered in addition to, not as a substitute for, Vivendi’s borrowings and other financial liabilities and cash and cash equivalents reported in the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi management uses Financial Net Debt for reporting and planning purposes, as well as to comply with certain of Vivendi’s debt covenants. Moreover it should be emphasized that Financial Net Debt as determined by Vivendi may be defined and calculated differently by other companies, thereby affecting comparability.
Liquidity management and capital resources

Change in the Financial Net Debt in 2005
      Financial Net Debt amounted to €3,768 million at December 31, 2005, compared to €4,724 million at December 31, 2004 (including the firm commitment to purchase an additional 16% interest in Maroc Telecom for €1.1 billion). This decrease was principally due to €5,648 million of net cash flow before interest, other financial items and taxes generated by operating activities, which include the following items:

•	an increase in the amount of tax paid to €1,386 million (compared to €622 million in 2004). This reflects SFR’s tax payments resulting from the reorganization of SFR Cegetel’s legal structure in 2003 (€1,414 million paid in 2005, of which €628 million was for the 2004 fiscal year, compared to

€68 million paid in 2004), which was partly offset by €465 million received from the French Treasury in respect of the Consolidated Global Profit Tax System for fiscal year 2004;

•	a net increase in capital expenditures to €1,491 million (32%), mainly at Maroc Telecom (+38%) and SFR (+26%);

•	the cost of interest on borrowings and refinancing activities (€540 million), including:

•	the cost of interest on borrowings, which decreased substantially to €218 million (as compared to €406 million in 2004);

•	refinancing costs of €111 million (with an impact of €281 million on cash and cash equivalents) including unwinding interest-rate swaps without counterparties and the early redemption of bonds exchangeable for Vinci shares and the remaining High Yield Notes; and

•	the cost of foreign exchange hedging (€217 million), due to the increase of the US dollar in 2005.

•	financing activities of €1,723 million, including:

•	dividend payments made to Vivendi shareholders (€689 million) and minority shareholders (€965 million); and

•	the favorable impact of partial reimbursement of the Sogecable convertible bonds (€363 million) in exchange for Sogecable shares held by Vivendi.

•	investing activities of €95 million, including:

•	the acquisition of an additional 16% interest in Maroc Telecom for €1,112 million, already accounted for at the end of 2004;

•	the positive impact of the Cegetel-Neuf Telecom combination (+€97 million) (including a €329 million negative impact on cash and cash equivalents and a €426 million decrease in borrowings and other financial liabilities);

•	other investing operations (€560 million), including the unwinding of IACI’s interest in VUE (€203 million), the acquisition of a 2% interest in Elektrim Telekomunikacja (€91 million), the acquisition of development studios by Vivendi Games (€52 million) and various other acquisitions (€214 million); and

•	divestitures for €609 million, including the partial redemption of Notes issued by Neuf Telecom (€200 million), the divestiture of NC Numéricâble/Ypso (€133 million), the divestiture of UGC (€54 million), various other divestitures and the reimbursement of financial receivables for €221 million.

Changes in the Financial Net Debt in 2004
      Financial Net Debt amounted to €4,724 million as of December 31, 2004, compared to €9,928 million as of January 1, 2004, representing a €5,204 million decrease. This positive development reflects the recovery of Vivendi’s financial flexibility, as a result of the completion of the divestiture program launched in 2002. During 2004, Vivendi divested VUE (€2,926 million) as part of the formation of NBCU, 15% of Veolia Environnement (€1,497 million) and other businesses and interests for a positive impact of €939 million on Financial Net Debt.

	December 31, 2005

		Commitments to	Derivative financial
		purchase minority	instruments and	Financial Net
	Borrowings	interests	other(a)	Debt

	(In millions of euros)
Borrowings and other financial liabilities
Long-term	€4,442	€39	€64	€4,545
Short-term	2,125	69	21	2,215
Derivative financial instruments in assets	—	—	(29)	(29)
Cash deposits backing borrowings	—	—	(61)	(61)

	€6,567	€108	€(5)	€6,670
Cash and cash equivalents				(2,902)

Financial Net Debt				€3,768

	December 31, 2004

		Commitments to	Derivative financial
		purchase minority	instruments and	Financial Net
	Borrowings	interests	other(a)	Debt

	(In millions of euros)
Borrowings and other financial liabilities
Long-term	€4,497	€414	€446	€5,357
Short-term	€1,722	€1,103	€17	2,842
Derivative financial instruments in assets	—	—	(257)	(257)
Cash deposits backing borrowings	—	—	(59)	(59)

	€6,219	€1,517	€147	€7,883
Cash and cash equivalents				(3,159)

Financial Net Debt				€4,724

(a)	“Other” corresponds to cash deposits backing borrowings.

     Since January 1, 2004, Vivendi decreased the amount of its Financial Net Debt as set forth in the table below:

			Impact on
	Cash and cash	Borrowings	Financial Net
	equivalents	and other(a)	Debt

	(In millions of euros)
Financial Net Debt as of January 1, 2004	€(2,726)	€12,654	€9,928
Net cash related to:
Operating activities	(4,238)	—	(4,238)
Investing activities	(3,744)	(407)	(4,151)
Financing activities	7,545	(4,404)	3,141
Foreign currency translation adjustments	15	14	29
Net cash of discontinued operations	(11)	26	15

Change in financial net debt over the year ended December 31, 2004	(433)	(4,771)	(5,204)

Financial Net Debt as of December 31, 2004	€(3,159)	€7,883	4,724

Net cash related to:
Operating activities	(3,558)	—	(3,558)
Investing activities	2,817	(1,402)	1,415
Financing activities	1,035	148	1,183
Foreign currency translation adjustments	(37)	41	4
Net cash of discontinued operations	—	—	—

Change in financial net debt over the year ended December 31, 2005	257	€(1,213)	(956)

Financial Net Debt as of December 31, 2005	(2,902)	€6,670	€3,768

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.
     We believe that our cash flow plus our unused credit facilities should provide a sound basis for funding our future cash requirements.
Cash flows provided by operating activities
      For the year ended December 31, 2005, net cash provided by operating activities amounted to €3,558 million compared to €4,238 million for the year ended December 31, 2004, representing a €680 million decrease mainly due to tax payments resulting from the reorganization of SFR Cegetel’s legal structure in 2003.

      The following table sets forth changes in cash flows provided by operating activities.

	Year ended December 31,

	2005	2004	% change

	(In millions of euros)
Revenues	€19,484	€17,883	9%
Operating expenses excluding depreciation and amortization	(14,153)	(12,948)	9%

Sub-total	5,331	4,935	8%
Restructuring charges paid	(110)	(140)	-21%
Dividends received from unconsolidated companies	37	23	61%
Dividends received from equity affiliates
NBC Universal	346	357	-3%
Other	9	47	-81%

	355	404	-12%
Content investments, net(a)
Advances to artists and repertoire owners, net at UMG
Payment of advances	(588)	(535)	10%
Recoupment of advances	570	669	-15%

	(18)	134	na *
Film and television rights, net at Canal+ Group
Acquisition of film and television rights	(567)	(588)	-4%
Consumption of film and television rights	551	578	-5%

	(16)	(10)	60%
Sports rights, net at Canal+ Group(b)
Acquisition of sports rights	(554)	(383)	45%
Consumption of sports rights	570	460	24%

	16	77	-79%
Other	3	18	-83%

	(15)	219	na *
Other changes in net working capital and other	50	39	28%

Net cash provided by operating activities before interest paid, other financial items and income tax paid	€5,648	€5,480	3%

Interest paid	(218)	(406)	-46%
Premium paid as part of the early redemption of borrowings and the unwinding of derivative instruments
Unwinding of interest rate swaps without cash consideration(c)	(131)	(56)	na *
Early redemption of bonds exchangeable into Vinci shares(c)	(108)	(8)	na *
Early redemption of the High Yield Notes	(41)	(265)	na *
Other	(1)	—	na *

	(281)	(329)	-15%

*na: not applicable.

	Year ended December 31,

	2005	2004	% change

	(In millions of euros)
Other financial items (excluding sales of financial investments)	(210)	87	na	*
Income tax (paid)/collected
Income tax paid at SFR	(1,414)	(68)	na	*
Payment received from the French State Treasury as part of the Consolidated Global Profit Tax System	465	—	na	*
Other	(437)	(554)	-21%

	(1,386)	(622)	na	*
Other	5	28	-82%

Net cash provided by operating activities	€3,558	€4,238	-16%

Contribution to the reduction of financial net debt	€(3,558)	€(4,238)	-16%

*na: not applicable.

(a)	For more details, please refer to “Item 18. Financial Statements — Note 10. Content assets and liabilities as of December 31, 2005 and December 31, 2004”.

(b)	The Canal+ Group obtained exclusive rights to broadcast the French Professional Soccer League 1 for the seasons 2005/2006, 2006/2007 and 2007/2008. The cost of these rights were €1,800 million, representing €600 million per season. They have been recognized as follows:

•	Rights were recorded as off-balance sheet commitments for €1,800 million at their acquisition date in December 2004.

•	Upon the opening of each League 1 season (in July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related season are recognized in the Statement of Financial Position, as current content assets (less than 12 months), against current accounts payable owed to the French Professional Soccer League. Therefore, in July 2005, we recorded a €600 million content asset and an accounts payable for the same amount (to which the related VAT was added) in our statement of financial position. As of that date, the rights recorded as off-balance sheet commitments were €1,200 million with respect to the 2006/ 2007 and 2007/ 2008 seasons.

•	The asset is then amortized as cost of revenues over its broadcasting period, on a pro rata basis of the games broadcast. As of December 31, 2005, after broadcasting 19 days of League 1 soccer, the portion of the amortized rights related to the 2005/ 2006 season was €300 million and the net amount of these rights in content assets was €300 million.

•	Accounts payable are amortized in line with payments to the French Professional Soccer League. As of December 31, 2005, in accordance with the payment schedule, payments related to the rights to the 2005/ 2006 season totaled €273 million and the accounts payable balance (including VAT) was €391 million.

(c)	Pursuant to IAS 32 and IAS 39, derivative financial instruments are recognized in the Statement of Financial Position at fair value. When this value is negative (for example, interest rate orphan swaps, net of interest), these instruments are recorded as financial liabilities under “borrowings and other liabilities”. Consequently, when a derivative financial instrument is unwound at its market value, as recorded in the Statement of Financial Position, the premium paid is deducted from cash but has no impact on Financial Net Debt, the corresponding liability having already been reflected in the Statement of Financial Position.
Cash flows used for (provided by) investing activities
      In 2005, investing activities contributed €1,415 million to the increase in Financial Net Debt. Investments pending at December 31, 2005 will be financed using the Group’s customary and recurring methods: either net cash flows generated by the businesses, the Group’s undrawn facilities or by any other appropriate financing means.

      The table below presents information related to the consolidated cash flows provided by investing activities and the impact of investing activities on Financial Net Debt for the year ended December 31, 2005.

	Impact on	Impact on	Impact on
	cash and cash	borrowings	Financial
	equivalents	and other (a)	Net Debt

	(In millions of euros)
Financial investments
Purchases of consolidated companies, after acquired cash
Acquisition of an additional 16% stake in Maroc Telecom by Vivendi (January)	€1,112	€(1,100)	€12
Unwinding of cross-shareholdings in MultiThématiques: purchase by Canal+ of the shares held by Lagardère (February)	20	—	20
Vivendi Games — acquisition of development studios: Radical, Swingin’ Ape, Swordfish and High Moon Studios	52	—	52
Telco/Carcom (December)	80	50	130
Other(b)	142	(1)	141

Total financial investments	1,406	(1,051)	355
Financial divestments
Proceeds from sales of consolidated companies, after divested cash
Merger Cegetel — Neuf Telecom (August)	329	(426)	(97)
Termination on Veolia Environnement collar option (October)	(140)	93	(47)
NC Numéricâble — enterprise value (March)	(96)	—	(96)
Preferred shares with no Ypso voting right (December)	(37)	—	(37)
Unwinding of IACI stake in VUE by Vivendi (June)	203	—	203
Other(b)	(59)	(18)	(77)

	200	(351)	(151)
Sales of investments in equity affiliates
Sale of the stake in UGC	(54)	—	(54)
Decrease in financial assets
Reimbursement of bonds issued by Neuf Telecom	(200)	—	(200)
Other	(26)	—	(26)

	(226)	—	(226)
Total financial divestments	(80)	(351)	(431)

Investing activities in 2005 excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets	1,326	(1,402)	(76)

Capital expenditures
At SFR	1,099	—	1,099
At Maroc Telecom	291	—	291
Other	190	—	190

	1,580	—	1,580
Proceeds from sales of property, plant, equipment and intangible assets	(89)	—	(89)

Investing activities in 2005	2,817	(1,402)	1,415

      In 2004, investing activities contributed €4,151 million to the decrease in Financial Net Debt.

      The table below presents information related to the consolidated cash flows provided by investing activities and the impact of investing activities on Financial Net Debt for the year ended December 31, 2004.

	Impact on	Impact on	Impact on
	cash and cash	borrowings	Financial
	equivalents	and other (a)	Net Debt

	(In millions of euros)
Financial investments
Purchases of consolidated companies, after acquired cash
VUE — exercise of the call option on Barry Diller’s stake (1.5%) (May)	€226	€—	€226
DreamWorks — purchase of the music rights catalog (January)	64	—	64
DreamWorks — advance on film rights distribution agreement (January)	30	—	30
Other(b)	44	(12)	32

	364	(12)	352
Purchases of investments in equity affiliates
Sportfive — exercise of his put option by Jean-Claude Darmon (March)	30	—	30

	30	—	30

Total financial investments	394	(12)	382
Financial divestments
Proceeds from sales of consolidated companies, after divested cash
VUE (May)	(2,926)	—	(2,926)
15% of Veolia Environnement (December)	(1,497)	—	(1,497)
Kencell (May)	(190)	—	(190)
Monaco Telecom (June)	(169)	(98)	(267)
“Flux-divertissement” business of StudioExpand and Canal+ Benelux (June/August)	(49)	7	(42)
Viva Media (August)	(47)	—	(47)
Cèdre and Egée towers (June)	(84)	(249)	(333)
Atica & Scipione (February)	(32)	—	(32)
UCI Cinemas (October)	(170)	—	(170)
Other(b)	197	(55)	142

	(4,967)	(395)	(5,362)
Sales of investments in equity affiliates
Sportfive (March)	(274)	—	(274)

	(274)	—	(274)
Decrease in financial assets
Other(b)	(23)	—	(23)

	(23)	—	(23)
Total financial divestments	(5,264)	(395)	(5,659)

Investing activities in 2004 excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets	(4,870)	(407)	(5,277)

	Impact on	Impact on	Impact on
	cash and cash	borrowings	Financial
	equivalents	and other (a)	Net Debt

	(In millions of euros)
Capital expenditures	1,322	—	1,322
At SFR	870	—	870
At Maroc Telecom	211	—	211
Other	241	—	241

	1,322	—	1,322
Proceeds from sales of property, plant, equipment and intangible assets	(196)	—	(196)

Investing activities in 2004	(3,744)	(407)	(4,151)

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	Including acquisition and divestiture fees.
Cash flows used for financing activities
      In 2005, financing activities contributed €1,183 million to the increase in Financial Net Debt. Vivendi continued its strategy to refinance its debt in order to extend the maturity of the average amount of its borrowings and to reduce interest charges. Please refer to “Item 18. Financial Statements — Notes 23 and 24”.

      The table below presents information related to the consolidated cash flows provided by financing activities and the impact of financing activities on Financial Net Debt for the year ended December 31, 2005.

			Impact
			on
	Impact on	Impact on	Financial
	cash and cash	borrowings	Net
	equivalents	and other(a)	Debt

	(In millions of euros)
Transactions on equity
Net proceeds from issuance of common shares	€(39)	€—	€(39)
(Sales) purchases of treasury shares	108	—	108
Cash dividends paid by Vivendi S.A.	689	—	689
Cash dividends paid by subsidiaries to their minority shareholders SFR (March, May, September and November)(b)	712	—	712
Maroc Telecom (June)(c)	196	—	196
Other subsidiaries	57	—	57

	965	—	965

Transactions on equity	1,723	—	1,723

Transactions on borrowings and other financial liabilities
Setting up of long-term borrowings and increase in other long-term financial liabilities
Maroc Telecom — MAD 6 billion borrowings — MAD 4 billion tranche (January)(d)	(350)	350	—
Vivendi — €600 million notes (February)(e)	(600)	600	—
Vivendi — €630 million notes (April)(f)	(630)	630	—
SFR — €600 million notes (July)(g)	(600)	600	—
SFR — €1.2 billion revolving credit facility	(200)	200	—

	(2,380)	2,380	—
Principal payment on long-term borrowings and decrease in other long-term financial liabilities
Payments
Vivendi — High Yield Notes (January)(h)	394	(394)	—
Vivendi — Bonds exchangeable into Vinci shares (March)(f)	527	(527)	—
Other	155	(155)	—

	1,076	(1,076)	—
Other financing arrangements
Vivendi — Promissory note to USI (NBC Universal subsidiary) (January)	573	(573)	—
Partial redemption of bonds exchangeable into Sogecable shares (November, December)	—	(363)	(363)

	573	(936)	(363)

	1,649	(2,012)	(363)
Principal payments on short-term borrowings SFR — Securitization program	423	(423)	—
Other	540	(540)	—

	963	(963)	—

			Impact
			on
	Impact on	Impact on	Financial
	cash and cash	borrowings	Net
	equivalents	and other(a)	Debt

	(In millions of euros)
Net increase (decrease) in short-term borrowings and other
SFR — Treasury bills	(632)	632	—
Maroc Telecom — MAD 6 billion borrowings — MAD 2 billion tranche (January)(d)	(177)	177	—
Other	(111)	111	—

	(920)	920	—
Other financing activities	—	28	28
Derivative instruments	—	(205)	(205)

Transactions on borrowings and other financial liabilities	(688)	148	(540)

Financing activities in 2005	€1,035	€148	€1,183

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	In 2005, SFR paid a dividend of €1,614 million for 2005 fiscal year, including €712 million paid to minority shareholders.

(c)	In 2005, Maroc Telecom paid a dividend of €398 million for 2004 fiscal year, including €196 million paid to minority shareholders.

(d)	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion note (representing €551 million as of December 31, 2005) was issued by Société de Participation dans les Télécommunications (SPT), a Moroccan company wholly-owned by Vivendi, which now directly holds 51% of Maroc Telecom’s shares. The borrowing comprises two tranches, a MAD 2 billion tranche with a 2006 maturity and a MAD 4 billion tranche with a 2011 maturity.

(e)	On February 15, 2005, Vivendi issued notes for €600 million maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue were used to repay, at no penalty, the $780 million note issued to NBC Universal on May 11, 2004, which was due to expire no later than May 2007. This new note issue enabled Vivendi SA to extinguish its remaining secured debt.

(f)	On April 6, 2005, Vivendi issued notes for €630 million with a 3.755% yield rate, maturing in April 2010. These notes enabled Vivendi to extend the average maturity of the Group’s debt and the early redemption of bonds exchangeable into Vinci shares, issued in March 2001, for a total consideration of €527 million and redeemable in March 2006.

(g)	On July 18, 2005, SFR issued notes for €600 million maturing in July 2012 with a 3.4% yield rate which enabled SFR to diversify its financing sources and extend the maturity of its debt.

(h)	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of €394 million (corresponding to $107 million notes issued in dollars and €316 million notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi remained outstanding. In addition, Vivendi paid a premium to the bondholders (€41 million) and accrued interest, representing a total cash outflow of €437 million.
     In 2004, financing activities contributed €3,141 million to the Financial Net Debt increase. Vivendi continued its refinancing plan in order to extend the maturity of the average amount of borrowings and to reduce their interests. Please refer to “Item 18. Financial Statements — Notes 23 and 24”.

      The table below presents information related to the consolidated cash flows provided by financing activities and the impact of financing activities on Financial Net Debt for the year ended December 31, 2004.

			Impact
	Impact on	Impact on	on
	cash and cash	borrowings	Financial
	equivalents	and other(a)	Net Debt

	(In millions of euros)
Transactions on equity
Net proceeds from issuance of common shares	€(18)	€—	€(18)
(Sales) purchases of treasury shares	27	—	27
Cash dividends paid by Vivendi S.A.	—	—	—
Cash dividends paid by subsidiaries to their minority shareholders SFR(b)	1,470	—	1,470
Maroc Telecom(c)	303	—	303
Other subsidiaries	59	—	59

	1,832	—	1,832

Transactions on equity	1,841	—	1,841

Transactions on borrowings and other financial liabilities
Setting up of long-term borrowings and increase in other long-term financial liabilities
SFR — €1.2 billion revolving credit facility	(350)	350	—
Vivendi — €700 million floating notes (July)(d)	(700)	700	—
Other	(98)	98	—

	(1,148)	1,148	—
Principal payment on long-term borrowings and decrease in other long-term financial liabilities
Payments
UMG — Loan contracted by UMO (£136 million) (May)(e)	205	(205)	—
Vivendi — €2.5 billion dual currency facility (May)(e)	1,000	(1,000)	—
Vivendi — High Yield Notes (June)(f)	2,000	(2,000)	—
Other	243	(243)	—
Other financing arrangements
Vivendi — Promissory note to USI (NBC Universal subsidiary) (January)	—	658	658

	3,448	(2,790)	658
Principal payments on short-term borrowings
Vivendi — €3 billion multicurrency revolving credit facility(e)	1,000	(1,000)	—
Vivendi — convertible 1.25% (OCEANE) (January)	1,699	(1,699)	—
SFR — €600 million bonds (July)	600	(600)	—
Other	1,044	(1,044)	—
Other financing activities	204	(143)	61

	4,547	(4,486)	61
Net increase (decrease) in short-term borrowings and other
SFR — securitization program	(422)	422	—
SFR — treasury bills	(218)	218	—
Vivendi — treasury bills	(274)	274	—
Other	(229)	229	—

	(1,143)	1,143	—
Derivative instruments	—	581	581

Transactions on borrowings and other financial liabilities	5,704	(4,404)	1,300

Financing activities in 2004	€7,545	€(4,404)	€3,141

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	In January 2004, SFR paid an exceptional dividend of €899 million, including €398 million paid to minority shareholders. In addition, it paid an aggregate dividend of €1,258 million for fiscal year 2003 (including €556 million to minority shareholders) and a 2004 interim dividend of €1,167 million (including €516 million to minority shareholders).

(c)	In 2004, the total amount of dividends paid by Maroc Telecom was €465 million.

(d)	At the same time of the redemption of the High Yield Notes, Vivendi issued €700 million of floating rate notes to European institutional investors. These notes, issued on July 12, 2004, have a three-year maturity and a yield of three month EURIBOR + 60 basis points.

(e)	At the same time of the NBC-Universal transaction, Vivendi repaid the €1.8 billion drawn portion of the €3 billion multicurrency revolving credit facility, the €1 billion Tranche B of the €2.5 billion dual currency facility (the unused portion of both loans being cancelled) and the £136 million (€205 million) loan contracted by a subsidiary of UMG.

(f)	On May 25, 2004, Vivendi launched a tender offer to purchase €1 billion of High Yield Notes. On June 16, 2004, the size of this offer was increased to €2.4 billion (including premium and interests). As part of this offer, the holders of the notes were also solicited to waive covenants attached to the notes. On June 29, 2004, the offer terminated with a tender rate of 96.4% for the 9.50% and 9.25% High Yield Notes and a tender rate of 72.0% for the 6.25% high yield notes, representing a total amount of approximately €2.0 billion, out of a total amount of €2.4 billion (representing 83% of the total notes tendered). In addition, the covenants attached to the notes were waived. The premium amount paid to bondholders and the accrued interest was €0.3 billion.
Other borrowings in 2005 and 2006
      On April 19, 2005, a MAD 6 billion credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit made by Vivendi Telecom International (VTI) for the same amount. This cash deposit has the same maturity as the facility and is recoverable upon repayment of the facility. For these reasons, the borrowing and the cash collateral are netted in Vivendi’s consolidated Statement of Financial Position. As of December 31, 2005, the credit facility and the related cash deposit were fully redeemed.
      On April 25, 2006, SFR issued notes for €300 million (maturity October 2007) with an interest rate of EURIBOR 3 months + 0.08% margin.
Undrawn facilities in 2006
      On April 29, 2005, in order to benefit from favorable bank credit market conditions, Vivendi issued a €2 billion syndicated loan to refinance its €2.5 billion syndicated loan. With an initial maturity of 5 years, the loan was extended by one year. In February 2007, this syndicated loan can be extended by one more year to April 2012. As of June 28, 2006, this facility was undrawn.
      SFR set up a €1.2 billion credit facility in July 2004 (with an initial 5-year maturity, amended in 2005, and renewed up to €1.16 billion until April 2011), as well as an additional 5-year credit facility of €450 million in November 2005 (with a maturity date of November 2010 that can be extended by two years). As of June 28, 2006, the €1.2 billion facility was drawn in the amount of €300 million and the €450 million facility was undrawn.
      On April 18, 2006, Vivendi issued a €900 million syndicated loan (maturity December 15, 2006). It carries customary provisions similar to the €2 billion syndicated loan described below. As of June 28, 2006, this facility was drawn in the amount of €350 million.
Credit ratings
      As of June 28, 2006, Vivendi’s credit ratings were as follows:

New
Rating agency	Rating date	Type of debt	ratings	Outlook

Previous ratings

Standard & Poor’s	July 27, 2005	Long-term corporate Short-term corporate Senior unsecured debt	BBB A-2 BBB	Stable	BBB- A-3 BBB-	(June 1, 2004)

Moody’s	September 13, 2005	Long-term senior unsecured debt	Baa2	Stable	Baa3	(October 22, 2004)
Fitch Ratings	December 10, 2004	Long-term senior unsecured debt	BBB	Positive (December 19, 2005)	BBB-	(May 12, 2004)
Financial Net Debt: Reconciliation to US GAAP
      The following table provides a reconciliation of Financial Net Debt to US GAAP.

	December 31, 2005

			Derivatives financial
	Borrowings and other		instruments in
	financial liabilities		assets and cash		Cash	Total
			deposits backing		and Cash	Financial
	Long-term	Short-term	borrowings	Sub total	Equivalents	Net Debt

	(in millions of euros)
Financial Net Debt — IFRS	€4,545	€2,215	€(90)	€6,670	€(2,902)	€3,768
Adjustments to conform to US GAAP
Real estate defeased properties(a)	240	—	—	240	—	240
Put options granted to various third parties by Canal+ Group(b)	—	(55)	—	(55)	—	(55)
Other	—	—	6	6	—	6

Financial Net Debt — US GAAP	€4,785	€2,160	€(84)	€6,861	€(2,902)	€3,959

	December 31, 2004

			Derivatives financial
	Borrowings and other		instruments in
	financial liabilities		assets and cash		Cash	Total
			deposits backing		and Cash	Financial
	Long-term	Short-term	borrowings	Sub total	Equivalents	Net Debt

	(in millions of euros)
Financial Net Debt — IFRS	€5,357	€2,842	€(316)	€7,883	€(3,159)	€4,724
Adjustments to conform to US GAAP
Real estate defeased properties(a)	240	—	—	240	—	240
Put options granted to SNCF on 35% of the share capital of Cegetel S.A.S.(b)	(184)	—	—	(184)	—	(184)
Put options granted to various third parties by Canal+ Group(b)	(47)	(3)	—	(50)	—	(50)
Other	—	—	5	5		5

Financial Net Debt — US GAAP	€5,366	€2,839	€(311)	€7,894	€(3,159)	€4,735

(a)	An annual rental guarantee of €12 million was granted by Vivendi to the buyer of the Berlin building Quartier 207 in 1996. Under IFRS, Vivendi does not consolidate the building and the debt used for its acquisition to the extent the related annual rental guarantees terminate in December 2006, considering the likely exercise by the buyer of the building of the put option granted by the Dresdner Bank. Under US GAAP, this building and this debt have to be consolidated. Please refer to “Item 18. Financial Statements — Note 34. Summary of significant differences between accounting policies adopted by Vivendi and US GAAP”.

(b)	Under IFRS, commitments granted by Vivendi to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration. Under US GAAP SFAS 150, these commitments are recorded as liabilities at their fair value. Except for share purchase agreement in the form of a firm commitment (e.g. forward purchase contract), this fair market value is generally estimated to be nil. However, any potential losses expected to be incurred upon the exercise of put options correspond to the negative fair value of the options, which are recorded through income and classified as financial liabilities in the statement of financial position under US GAAP. Please refer to “Item 18. Financial Statements — Note 34. Supplemental disclosures required under US generally accepted accounting principles (US GAAP) and US securities and exchange commission (SEC)”.
Description of Vivendi’s covenants as of December 31, 2005
      Vivendi has established a number of borrowing facilities in the last few years in order to restructure its debt and improve its financing conditions. As part of this policy, Vivendi and its subsidiaries, SFR and Maroc Telecom, are subject to certain financial covenants pursuant to which they are required to maintain various financial ratios computed at the end of each half year. As of December 31, 2005, each of Vivendi, SFR and Maroc Telecom were in compliance with applicable financial ratios.

      The bonds issued by Vivendi contain customary provisions related to events of default and negative pledge.
      The €2.0 billion syndicated facility, set up in April 2005, contains customary provisions related to events of default, negative pledge and restrictions on divestitures and merger transactions. In addition, Vivendi is required to maintain a ratio of Proportionate Financial Net Debt(7) to Proportionate EBITDA(8) not exceeding 3 for the duration of the loan.
      SFR has established a credit line of €1.2 billion in July 2004 (with an initial 5-year maturity, amended in 2005, and renewed up to €1.16 billion until April 2011), and a 5-year credit line of €450 million in November 2005 (with a maturity date of November 2010 that can be extended by two years). Both credit lines contain customary provisions related to events of default, negative pledge and merger and divestiture restrictions. These facilities are subject to a change of ownership clause. In addition, SFR must comply with the following financial ratios computed at the end of each half year:

•	a ratio of Financial Net Debt to EBITDA not exceeding 3.5; and

•	a ratio of Earnings from operations to Net Financing Costs (interest) equal to or greater than 3.
      On January 4, 2005, SPT issued a MAD 6 billion facility to finance the acquisition of 16% of Maroc Telecom. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2006 maturity date and a MAD 4 billion tranche with a 2011 maturity date. Vivendi has granted a security (caution solidaire) to SPT in the amount of MAD 6 billion. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan issued by Vivendi in May 2004:

•	a ratio of Proportionate Financial Net Debt to Proportionate EBITDA not exceeding 2.8; and

•	a ratio of Proportionate EBITDA to Net Financing Costs equal to or greater than 4.5.
      This borrowing contains negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi’s non-compliance with certain financial ratios.
      In 2006, the financial covenants used in the MAD 6 billion facility will be replaced by the one provided in the €2.0 billion syndicated facility set up in April 2005.
      Vivendi’s cash flow on a consolidated basis is not available in full to Vivendi at the parent company level. In particular, dividends and other distributions (including payment of interest, redemption of borrowings, other returns on investment or other payments) from Vivendi’s subsidiaries are restricted under certain agreements. Some of Vivendi’s subsidiaries that are less than wholly-owned are unable to pool their cash with Vivendi and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR and Maroc Telecom.
      Since January 1, 2004, SFR has implemented the dividend distribution plan agreed to by its two shareholders, which resulted in the distribution of exceptional premiums and reserves in the course of 2004 and the introduction of quarterly interim dividend payments. In addition, the ability of Vivendi’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

(7)	In 2005, defined as our Financial Net Debt less the share of Financial Net Debt attributable to minority shareholders of SFR and Maroc Telecom.

(8)	In 2005, defined as our modified EBITDA (Earnings from Operations before depreciation, amortization, restructuring and other one time items) less modified EBITDA attributable to minority shareholders of SFR and Maroc Telecom plus the dividends received from NBC Universal and Veolia Environnement.

Contractual and other obligations
Contractual obligations as of December 31, 2005
      In addition to the previously discussed financing arrangements, we have obligations under certain contractual arrangements to make future payments for goods and services. These contractual obligations secure the future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under lease agreements. In accordance with applicable accounting rules, the future rights and obligations pertaining to firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities on the accompanying consolidated statement of financial position.
      The table below sets forth our aggregate contractual obligations at December 31, 2005, and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods:

	Note to our		Payments due in
	Consolidated	Total as of
	Financial	December 31,						After
	Statements	2005	2006	2007	2008	2009	2010	2010

	(In millions of euros)
Long-term borrowings and other financial liabilities	23	€4,545	€—	€799	€393	€308	€1,209	€1,836
including finance leases	12	362	—	40	30	15	16	261
Short-term borrowings and other financial liabilities	24	2,215	2,215	—	—	—	—	—
Contractual contents commitments	10.3	704	550	33	26	65	3	27

Subtotal — recorded in our Consolidated Statement of Financial Position		€7,464	€2,765	€832	€419	€373	€1,212	€1,863

Operating leases	29.2	€1,506	€251	€227	€214	€195	€155	€464
Contractual contents commitments	10.3	4,627	1,522	1,274	735	222	190	684
Other purchase obligations	29.3	1,111	318	144	140	139	86	284

Subtotal — not recorded in our Consolidated Statement of Financial Position		€7,244	€2,091	€1,645	€1,089	€556	€431	€1432

Total contractual obligations		€14,708	€4,856	€2,477	€1,508	€929	€1,643	€3,295

      The amounts presented above for contractual obligations not recorded in our consolidated statement of financial position are the minimum amounts guaranteed to third parties.
      We have other obligations in connection with pension plans which are described in Note 21 to our Consolidated Financial Statements. As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure.
      In 2006, Vivendi purchased an annuity to cover the cost of providing non-qualified pension and life insurance benefits for former Seagram senior executives for a one time cost of $95 million. As a result of this purchase, Vivendi will no longer have any significant on-going funding obligations with respect to these non-qualified pension and life insurance liabilities, which will in turn decrease the future volatility of the liabilities associated with these benefits within Vivendi’s financial statements.
      Vivendi plans to terminate its US defined benefit pension plan, consisting mainly of 10,000 vested members and retirees. From the third quarter of 2006, changes to the plan investment policy will ensure all interest rate risks within the plan will be fully hedged. By the end of the first quarter of 2007, Vivendi intends to use plan assets to purchase annuities to cover future plan liabilities.

(A) Contractual content commitments

			Payments due in
	Total as of
	December 31,							After
	2005		2006	2007	2008	2009	2010	2010

	(In millions of euros)
Film and television broadcasting rights(a)	€135		€135	€—	€—	€—	€—	€—
Sports rights(b)	373		358	5	10	—	—	—
Creative talent and employment agreements(c)	196		57	28	16	65	3	27

Subtotal — recorded in our Consolidated Statement of Financial Position	€704		€550	€33	€26	€65	€3	€27

Film and television broadcasting rights(a)	€2,320		€795	€337	€237	€156	€138	€657
Sports rights	1,377	(b)	309	690	362	13	2	1
Creative talent and employment agreements(c)	930		418	247	136	53	50	26

Subtotal — not recorded in our Consolidated Statement of Financial Position	€4,627		€1,522	€1,274	€735	€222	€190	€684

Total contractual content obligations	€5,331		€2,072	€1,307	€761	€287	€193	€711

(a)	Includes primarily contracts valid over several years relating to the broadcast of future film and TV productions (mainly exclusivity contracts with major US studios and pre-purchases in the French movie industry), StudioCanal film coproduction commitments (given and received) and broadcasting rights of CanalSat and Cyfra+ multichannel digital TV packages. They are recorded as content assets when the broadcast is available for initial release.

(b)	Includes €1,200 million in respect of residual rights to broadcast the French Professional Soccer League won by the Canal+ Group in December 2004 for the seasons 2006 — 2008. These rights are recognized in the statement of financial position on the opening of the related sport season or at first payment.

(c)	UMG routinely commits to artists and other parties to pay agreed amounts upon delivery of content or other product (“Creative talent and employment agreements”). Until the artist or other party has not delivered his or her content, UMG’s obligation is not recorded in the statement of financial position.

(B) Other purchase obligations

		Payments due in

	Future minimum						After
	payments	2006	2007	2008	2009	2010	2010

	(In millions of euros)
Satellite transponders	€883	€123	€130	€130	€130	€86	€284
Capital expenditures(a)	183	179	4	—	—	—	—
Other	45	16	10	10	9	—	—

Total	€1,111	€318	€144	€140	€139	€86	€284

(a)	Mainly related to SFR and Maroc Telecom.
Other contractual commitments as of December 31, 2005
      In addition to the contractual obligations previously discussed, certain of our other contractual commitments entail variable or undeterminable quantities and/or prices and, thus, do not meet the definition of a purchase obligation. As certain of these commitments, such as those relating to telecom licenses and share purchases and sales, are significant to our business, we have described these arrangements below.

(A) Other commitments relating to operations

(1) SFR holds an UMTS license for its networks and for the supply of its telecommunications services in France for a period of 20 years (August 2001-August 2021). On the acquisition of this license, the fixed amount paid, i.e. €619 million, was recorded as an intangible asset (please refer to “Item 18. Financial Statements — Note 11. Other intangible assets as of December 31, 2005 and December 31,

2004”). Since the variable part of the fee (equal to 1% of GSM revenues) cannot reliably be determined, it is not recorded as a liability in the statement of financial position. It is recorded as an expense when incurred.

(2) SFR holds a GSM license for its networks and for the supply of its telecommunications services in France for a period of 15 years (March 1991-March 2006). In March 2006, the French Government authorized SFR to keep on using its GSM license during the next 15 years (between April 1, 2006 and March 31st, 2021), against a yearly payment divided in a fixed part of €25 million (capitalized over the period for its present value of €278 million as of March 31, 2006) and a variable part equal to 1% of the yearly revenues generated by the 2G technology. This variable part cannot be calculated with enough precision to be capitalized and is therefore not recorded as a liability in the statement of financial position.

(B) Share purchase and sale commitments

(1) As part of the divestiture of NC Numéricâble in March 2005, the Canal+ Group granted two call options to Cinven and Altice, at a pre-defined price, on its stake in Ypso Holding (holding company of the new group). The first option concerns half of the Canal+ Group’s stake while the second option concerns the Canal+ Group’s remaining stake. These options can be exercised during one year starting on March 31, 2008 and March 31, 2010 respectively. Please refer to “Item 18. Financial Statements — Note 32.3. Divestiture of the residual 20% stake in Ypso — January 31, 2006”.

(2) As part of the NBC-Universal transaction which occurred in May 2004, Vivendi received certain liquidity commitments and guarantees from General Electric (GE). As part of the agreements with GE, Vivendi is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. In connection with the unwinding of IACI’s interest in VUE on June 7, 2005, the dates initially set for Vivendi’s liquidity rights in the original NBCU agreement were deferred by one year, including the date GE may exercise its call right on Vivendi’s equity interest. As a result, Vivendi will be able to monetize its equity interest in NBCU beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any Vivendi sale to the market.

Under certain circumstances, if Vivendi does exercise its right to monetize its equity interest in NBCU and if GE does not exercise its preemptive right, Vivendi will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010 (sixth anniversary of completion of the NBC-Universal transaction), GE will have the right to call either (i) all of Vivendi’s NBCU shares, or (ii) $4 billion of Vivendi’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction (i.e. $8.3 billion). If GE calls $4 billion, but not all, of Vivendi’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi by the end of 12-month period commencing on May 11, 2011 (seventh anniversary of completion of the NBC-Universal transaction).
      Note 29 to our Consolidated Financial Statements provides additional information with respect to the contractual and other obligations listed above and describes our principal contingent commitments related to the divestiture or acquisition of businesses.
Off-balance sheet arrangements
      As of December 31, 2005, we had no off-balance sheet arrangements which have or are reasonably likely to have a material future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditure or capital resources.
Research and development
      Research and development play an active role in several of our businesses. For detailed information on research and development, see “Item 4. Information on the Company — Our Segments — Media — Universal Music Group”, “Information on the Company — Our Segments — Media — Vivendi Games”, “Informa-

tion on the Company — Our Segments — Media — Canal+ Group”, “Information on the Company — Our Segments — Telecommunications — SFR”, “Information on the Company — Our Segments — Telecommunications — Maroc Telecom” and “Item 18. Financial Statements — Note 20”.
Trends affecting our Revenue
      The following are the key factors currently affecting our revenue:
      UMG — Revenues will continue to benefit from the anticipated growth in the download music market resulting from the strong sales of digital music players (particularly iPods), increased penetration of broadband and the emergence of new digital retail partners such as MTV. UMG’s revenues will also benefit from the growth in the subscription market that is expected with improvements in technology that would enable “rented” downloads to be transferred to compatible portable devices. Although physical sales of recorded music will continue its decline, the growth of digital sales is expected to more than offset such decline.
      Vivendi Games — Revenue growth is based on the growth of the video game industry and the popularity of its games. Vivendi Games anticipates that the global video games market worldwide will continue to grow due to increased broadband penetration in all markets and enhanced handset capabilities. This growth will be primarily driven by the on-line and mobile segments, which will be characterized by more casual gamers and new business models based on higher levels of subscriptions and micro transactions via direct-to-consumer relationships. During this transition, Vivendi Games expects that its games’ offering will be responsive to changes in consumer preferences and that the number of its sales in video games will continue to grow. Sales of key franchises, such as Blizzard Entertainment’s World of Warcraft will continue to contribute significantly to its net revenue.
      Canal+ Group — Revenue growth will be affected by the pace of expansion of the Canal+ Group’s pay-TV activities in France, and the penetration rate of pay-TV in France is behind other comparable markets such as the UK. This expansion will be partly driven by the development of Canal+ and CanalSat offerings through ADSL and digital terrestrial television (DTT). The Canal+ Group intends to lead the way in developing new TV product offerings in France: access of TV content on mobile, video-on-demand (VOD), high definition TV and personal video recording (PVR) capacity.
      SFR — Revenue growth is driven by the growth in the number of mobile subscribers in France with a mobile phone penetration rate of 79.7% at the end of 2005. SFR expects a continuing increase of mobile phone penetration in France, in a strong competitive environment in which Mobile Virtual Networks Operators (MVNO) have a significant share. Strong increase in third generation (3G) customers should lead, on the one hand, to the development of new usages around new multimedia services (such as music, visiophony and TV/ Video) and, on the other hand, to the increase of voice usage with the continuation of fixed to mobile substitution. However, rate cuts of 24% imposed by the French regulator (Arcep) on call termination rates on January 1, 2006 will negatively impact fixed and mobile incoming revenues.
      Maroc Telecom — Revenue growth is affected by the number of subscribers and rate structure. Maroc Telecom expects continuing penetration in the mobile and ADSL markets as well as maintaining its leadership position in the fixed-line market.
Item 6:     Directors, Senior Management and Employees
Management and Supervisory Boards
      Until April 28, 2005, our company was a société anonyme à conseil d’administration, a form of stock corporation with a single board of directors. At the shareholders’ meeting held on April 28, 2005 (the Annual Meeting), our shareholders approved the change of our corporate form to a société anonyme à directoire et conseil de surveillance, a form of limited liability company with a two-tier management structure pursuant to which a management board (directoire) manages our day-to-day affairs under the general supervision of a supervisory board (conseil de surveillance). Most of the members of our board of directors were appointed as members of the supervisory board at the Annual Meeting and seven of our senior executives were appointed as members of the management board by the supervisory board.

The Management Board

Mission
      The management board is invested, with respect to third parties, with the broadest powers to act in all circumstances on behalf of the Company within the limitations of Vivendi’s purpose, subject to the powers specifically granted by law to the supervisory board and to shareholders acting at general meetings and except with respect to matters that require the prior authorization of the supervisory board, as set forth in the Company’s by-laws. The actions that the management board may not take without the prior authorization of the supervisory board include (i) any transactions that could substantially affect the Vivendi Group’s scope of activity, (ii) the admission of the Company’s securities to trading on a regulated market, (iii) any investment commitments or acquisitions of assets exceeding the amounts set by the supervisory board, (iv) the issuance of marketable securities of any kind as authorized by an extraordinary shareholders’ meeting in accordance with Articles L.225-129-2 et seq. of the French Commercial Code, (v) the issuance of bond loans as provided for in Article L.228-40 of the French Commercial Code, or credit facilities, for a term or for a sum exceeding those set by the supervisory board, (vi) the issuance of stock options, or the grant of restricted stock or any similar security, to employees or certain categories of employees, (vii) the execution of any agreements and transactions, arbitrations and the acceptance of any settlements involving amounts in excess of the sums set by the supervisory board, and (viii) the execution of any draft agreements relating to a merger, a spin-off or a contribution in kind involving amounts in excess of the thresholds set by the supervisory board. For more information on the management board, please refer to “Item 10. Additional Information — Organizational Documents of Vivendi”.

Composition
      Members of the management board are nominated by the supervisory board. The following table sets forth the names of the members of our management board, their ages, positions and principal responsibilities as at the date of this annual report:

Name	Age	Positions and Responsibilities

Jean-Bernard Lévy	51	Chairman of the management board and Chief Executive Officer of Vivendi
Abdeslam Ahizoune	51	Chairman of the management board and Chief Executive Officer of Maroc Telecom
Jacques Espinasse	63	Chief Financial Officer of Vivendi
Frank Esser	47	Chairman and Chief Executive Officer of SFR
Bertrand Meheut	54	Chairman of the executive board and Chief Executive Officer of the Canal+ Group. Chairman and Chief Executive Officer of Canal+ SA
Doug Morris	67	Chairman and Chief Executive Officer of Universal Music Group
René Pénisson	64	Chairman of Vivendi Games. Senior Executive Vice-President, Human Resources of Vivendi

Biographies of Our Management Board
      Jean-Bernard Lévy was appointed chairman of our management board and Chief Executive Officer of Vivendi on April 28, 2005. Mr. Lévy has served as Chief Operating Officer of Vivendi since August 2002. From 1998 to 2002, he was Managing Partner, Corporate Finance at the French equities broker Oddo Pinatton. Mr. Lévy was chairman and Chief Executive Officer of Matra Communication (Lagardère Group) from 1995 to 1998. From 1993 to 1994, he was Chief of Staff to Mr. Gérard Longuet, the French Minister for

Industry, Postal Services, Telecommunications and Foreign Trade. From 1988 to 1993, he was General Manager, Communication Satellites of Matra Marconi Space. From 1986 to 1988, he acted as Technical Adviser to Mr. Gérard Longuet, the French Minister for Postal and Telecommunications Services and from 1978 to 1986, he was an engineer with France Telecom.
      Abdeslam Ahizoune was appointed chairman of the management board of Maroc Telecom in February 2001 and was appointed to our management board on April 28, 2005. Mr. Ahizoune served as chairman and Chief Executive Officer of Maroc Telecom from 1998 to 2001. He held a number of positions in the Moroccan government: Minister of Telecommunications from 1997 to 1998 and Managing Director of the Office National des Postes et Télécommunications (ONPT) from February 1995 to August 1997, Minister of Postal and Telecommunications Services and Managing Director of the ONPT from August 1992 to February 1995 and Director of Telecommunications in the Ministry of Post and Telecommunications from 1983 to 1992. From 1982, Mr. Ahizoune held a number of positions in the Postal and Telecommunications Services and then in the ONPT. Mr. Ahizoune is a member of the board of directors of the following organizations: Mohammed V Solidarity Foundation (Fondation Mohammed V pour la Solidarité) since April 2004, Al Akhawayne University, since November 2003, the Mohammed VI Foundation for the Environment (Fondation Mohammed VI pour l’Environnement) since June 2001 and the Lalla Salma Association Against Cancer. Mr. Ahizoune is a member of the Support Committee (Comité de Soutien) of the Mohammed V Solidarity Foundation since 2001, and is a member of the Executive Committee of the International Chamber of Commerce, Paris, France, since February 2004. Mr. Ahizoune holds an engineering degree from the Ecole Nationale Supérieure des Télécommunications in Paris, France (1977).
      Jacques Espinasse was appointed Chief Financial Officer of Vivendi in July 2002 and was appointed to our management board on April 28, 2005. Mr. Espinasse was formerly Chief Operating Officer of TPS, a French satellite television service, a position he held from 1999 until 2001, when he became a member of the board of directors of TPS. Previously, he held a variety of senior management positions in major French companies, including CEP Communication and Groupe Larousse Nathan, where he was appointed Senior Executive Vice-President in 1984. In 1985, he became Chief Financial Officer of the Havas group. He was appointed Senior Executive Vice-President of the Havas group when it was privatized in May 1987 and held this position until January 1994. He is a director of SES Global.
      Frank Esser was appointed chairman of SFR in December 2002 and has been with the group since September 2000, when he was appointed Chief Executive Officer. Mr. Esser was appointed to our management board on April 28, 2005. He has also been a board member of the GSM Association since February 2003 and became chairman of its Public Policy Committee in 2004. Prior to joining SFR, he was Executive Vice-President at Mannesmann, in charge of international investments and business development. Mr. Esser studied economics, business and information technology in Freiburg and Cologne (Germany) and has a doctorate in economics.
      Bertrand Meheut joined Canal+ Group in October 2002 as vice-chairman and Chief Operating Officer, and was appointed chairman of the Executive Board of the Canal+ Group on February 7, 2003 and chairman and Chief Executive Officer of the Canal+ SA on February 20, 2003. Mr. Meheut was appointed to our management board on April 28, 2005. After graduating from l’Ecole des Mines, a French engineering school, he held various positions in the chemicals industry, primarily in the life sciences sector. He spent most of his career at Rhône-Poulenc, which became Aventis after merging with Germany’s Hoechst. He served as chairman and Chief Executive Officer of Aventis CropScience, an Aventis and Schering subsidiary, running agrichemicals and biotechnologies operations.
      Doug Morris was appointed chairman and Chief Executive Officer of Universal Music Group in November, 1995 and was appointed to our management board on April 28, 2005. A graduate of Columbia University, he began his music career as a songwriter for music publisher Robert Mellin, Inc. In 1965, Mr. Morris joined Laurie Records as a writer and producer and was later promoted to Vice-President and General Manager. Following this, he created his own label, Big Tree Records, which was distributed and eventually acquired by Atlantic Records in 1978. At this time, he was named President of ATCO Records, beginning his 17-year association with Warner Music. In 1980, Mr. Morris was appointed President of

Atlantic Records and in 1990 assumed the position of co-chairman and Co-CEO (with Ahmet Ertegun) of the Atlantic Recording Group. In 1994, he was promoted to President and Chief Operating Officer of Warner Music U.S. and was soon after appointed chairman. Mr. Morris began his association with the MCA Music Entertainment Group (now Universal Music Group) in July 1995, by forming a joint venture, New York City-based, full service record label. Throughout his career, he has worked with some of the most popular and influential artists of the past four decades including The Rolling Stones, Phil Collins, Pete Townsend, Led Zeppelin, Stevie Nicks, Bette Midler, Tori Amos, INXS, Erykah Badu, and Mariah Carey. He serves on the boards of The Robin Hood Foundation, The Cold Spring Harbor Laboratory and is a director of The Rock and Roll Hall of Fame. In 2003, the National Academy of Recording Arts and Sciences (NARAS) awarded Mr. Morris with the President’s Merit Award.
      René Pénisson was appointed chairman of Vivendi Games in January 2004, Senior Executive Vice-President, Human Resources of Vivendi in April 2004 and was appointed to our management board on April 28, 2005. Prior to these positions, Mr. Pénisson served as adviser to the chairman and Chief Executive Officer, Social Relations and Organization of Vivendi from September 2002. From 1999 to 2002, he was a member of the Executive Committee of Aventis, Senior Executive Vice-President, Human Resources of Aventis and chairman of Aventis Animal Nutrition and of the company RP Industrialization. From 1997 to 1999, he served as member of the Executive Committee of Rhône Poulenc SA. From 1982 to 1997, Mr. Pénisson was Executive Vice-President, Basic Chemicals Division of Rhône Poulenc, Chief Operating Officer of Rhône Poulenc Chimie and Senior Executive Vice-President, Human Resources of the Rhône Poulenc Group.

The Supervisory Board

Mission
      The supervisory board determines the strategic directions of Vivendi and monitors its management as required by law. At any time of the year, the supervisory board may carry out any verifications or controls which it deems necessary and may demand any documents which it deems useful to the fulfillment of its mission. In addition, the supervisory board grants the management board permission to carry out certain transactions, as described above, for which its prior authorization is required. For more information on the supervisory board, please refer to “Item 10. Additional Information — Organizational Documents of Vivendi”.

Composition
      Our supervisory board, which can be comprised of 3 to 18 members, currently has 11 members. The appointment of members of the supervisory board is approved by our shareholders for renewable terms of a maximum of four years, subject to the provisions of our by-laws (statuts) relating to age limits. The following table sets forth the composition of our supervisory board as at the date of this annual report.

			Expiration of
Name	Age	Position	term(1)

Jean-René Fourtou(2)(3)	67	Chairman of the supervisory board	2008
Henri Lachmann(3)	67	Vice-Chairman and Member of the supervisory board	2008
Claude Bébéar(2)(3)	70	Member of the supervisory board	2008
Gérard Brémond(3)	68	Member of the supervisory board	2008
Fernando Falcó y Fernández de Córdova(3)(5)	67	Member of the supervisory board	2009
Sarah Frank	59	Member of the supervisory board	2009
Paul Fribourg(3)(4)	52	Member of the supervisory board	2006
Gabriel Hawawini(3)(5)	58	Member of the supervisory board	2009
Patrick Kron	52	Member of the supervisory board	2009
Andrzej Olechowski	58	Member of the supervisory board	2009
Pierre Rodocanachi(3)	67	Member of the supervisory board	2008
Karel Van Miert(3)	64	Member of the supervisory board	2008

(1)	Term expires at the annual shareholders’ meeting approving the financial statements for the year set forth in this column.

(2)	According to the criteria of the AFEP/Medef report, this member of the supervisory board is not considered independent.

(3)	This member was a director prior to the change of our corporate form and was appointed as member of the supervisory board for the remainder of his term as director.

(4)	On June 7, 2006, Mr. Fribourg resigned from his position at his own request.

(5)	Term of office renewed at the shareholders’ meeting held on April 20, 2006.

Biographies of Our Supervisory Board
      Jean-René Fourtou was appointed to the board of directors of Vivendi in July 2002 and served as chairman and Chief Executive Officer of Vivendi until April 28, 2005, when he became chairman of the supervisory board. He joined Bossard & Michel as a consultant in 1963. In 1972, he became Chief Operating Officer of Bossard Consultants and chairman and Chief Executive Officer of the Bossard Group in 1977. In 1986, he was appointed chairman and Chief Executive Officer of the Rhône-Poulenc Group. From December 1999 to May 2002, he served as vice-chairman and Chief Operating Officer of Aventis. He is chairman of the supervisory board of the Canal+ Group and a member of the supervisory board of Maroc Telecom. He is the vice-chairman of the supervisory board of AXA and a member of the Executive Committee of AXA Millésimes SAS. Mr. Fourtou is currently a director of NBC Universal, Cap Gemini, Sanofi-Aventis and Nestlé. He is also the honorary chairman of the International Chamber of Commerce. Mr. Fourtou co-chairs the Franco-Moroccan Economic Impetus Group. Since April 2006, Jean-René Fourtou has been a director of Nestlé.
      Henri Lachmann was appointed to the board of directors of Vivendi in December 2000 and appointed to our supervisory board on April 28, 2005. In 1963, he joined Arthur Andersen, the international auditing firm, where he served successively as auditor, then as manager of the Accounting Review Department. In 1970, he joined the Strafor Facom Group, where he held various management positions until June 1981, when he was appointed Group chairman. Since 1999, after serving as vice-chairman and chairman and Chief Executive Officer, he became chairman of the supervisory board of Schneider Electric Group in May 2006. He is a member of the supervisory board of AXA and director of various AXA subsidiaries. He is also a director of the Association Nationale des Sociétés par Actions (ANSA), a member of the supervisory board of the Norbert Dentressangle Group and a non-voting board director (censor) of Fimalac. He is chairman of the Marie Lannelongue Surgical Center.

      Claude Bébéar was appointed to the board of directors of Vivendi in July 2002 and appointed to our supervisory board on April 28, 2005. Since 1958, his entire career has been spent in the insurance sector. From 1975 to 2000, he headed a group of insurance companies, which became AXA in 1984. Currently, Mr. Bébéar is chairman of the supervisory board of the AXA Group and chairman and Chief Executive Officer of the board of directors of Finaxa. Mr. Bébéar established and chairs the Institut du Mécénat de Solidarité, a humanitarian and social welfare organization, as well as the Institut Montaigne, an independent political think tank. He is a director of BNP Paribas and various AXA Group subsidiaries and a non-voting board director (censor) of Schneider Electric.
      Gérard Brémond was appointed to the board of directors of Vivendi in January 2003 and appointed to our supervisory board on April 28, 2005. At the age of 24, he joined a family construction business which builds homes, offices and warehouses. An architecture enthusiast, his meeting with Jean Vuarnet, the Olympic ski champion, led to the creation and development of the mountain resort of Avoriaz in the French Alps. Mr. Brémond developed other resorts, both in the mountains and on the coast, and created the Pierre et Vacances Group. By successively acquiring Orion, Gran Dorado, Center Parcs and Maeva, the Pierre et Vacances Group has become one of the leading tourism operators in Europe. Mr. Brémond founded two communications companies (television and film production). He currently serves as chairman and Chief Executive Officer of Pierre et Vacances SA. He also serves as chairman or director of several Pierre et Vacances Group companies and as a director of Groupe Maeva SAS. He is the chairman and Chief Executive Officer of SA Société d’Investissement Touristique et Immobilier and SA Société d’Investissement Touristique et Immobilier’s permanent representative on the Board of directors of Peterhof, SERL, Lepeudry et Grimard, and CFICA. He is the chairman and Chief Executive Officer of GB Développement SA and GB Développement SA’s permanent representative on the board of directors of Ciné B. He is also a director of Holding Green BV, a Dutch company and a member of the supervisory board of Center Parcs Europe NV.
      Fernando Falcó y Fernández de Córdova was appointed to the board of directors of Vivendi in September 2002 and appointed to our supervisory board on April 28, 2005. He served as chairman of the Organisation and Union of Riesgos del Tiétar and of Real Automóvil Club de España for 27 years, chairman of the Group Vins René Barbier, Conde de Caralt et Segura Viudas, vice-chairman of Banco de Extremadura and as a member of the board of directors of various companies. Mr. Falcó has established and managed various agricultural businesses, as well as family businesses involved in the export of agricultural products. He contributed to the creation of services and safety measures for motorists with the implementation of technical assistance and travel assistance services in Spain, Europe and throughout the world. In this capacity, he represented Spain on the FIA (International Automobile Federation) as well as on the AIT (International Tourism Alliance). Mr. Falcó is a member of the Spanish Higher Council for traffic and road safety (Ministry of the Interior) and is part of the Group for Urban Mobility (Madrid). Until 2002, he was vice-chairman of the World Council for Tourism and Motoring of the FIA, which is headquartered in Paris. In June 1998, he was appointed chairman of the AIT based in Geneva, a position he held until 2001. Mr. Falcó is a member of the Regional Council of the ASEPEYO of Madrid. He currently serves as director of Fomento de Construcciones y Contratas (FCC) and FCC Construcción. He is director and vice-chairman of the Executive Committee of Sogecable, vice-chairman of Canal Digital+, director of Vinexco (Falcó Group) and director of Realia.
      Sarah Frank was appointed to the supervisory board of Vivendi on April 28, 2005. From 1990 to 1997, Ms. Frank was chairman and Chief Executive Officer of BBC Worldwide Americas, a subsidiary of the British television channel, BBC, for North and South America. In 1993, the American magazine, USA Today, named her one of the 25 most influential people in American television. In 1994, she received the Matrix award presented by the New York Women in Communications Association. Ms. Frank was Vice-President and Director of Education at Thirteen/WNET New York, a flagship public television station in New York City, where she directed the educational programs of the station. She created a television series aimed at helping teenagers understand the consequences of the events on September 11, 2001, as well as a website for parents and teachers called Dealing with the Tragedy. She has contributed to the expansion of the National Teacher Training Institute, a nationwide program to promote the integration of new technology into classroom curricula. Most recently, she co-produced with WGBH They Made America, a documentary series based on the book by Sir Harold Evans. Ms. Frank serves on the boards of The Foundation of the New York Chapter of the National Academy of Television Arts and Sciences, Branded Media Corporation, Inc. and the Coalition for Quality Children’s Media. She is a member of the New York Women’s Forum and a member of the Leadership Committee of the University of Michigan UROP program.
      Paul Fribourg was appointed to the board of directors of Vivendi in January 2003 and appointed to our supervisory board on April 28, 2005. He is chairman and Chief Executive Officer of ContiGroup Companies (formerly Continental Grain Company), a private company with French and Belgian roots, that has diverse agribusiness activities. Since the age of 26, he has held several management positions in this company, both in Europe and the United States. He is a member of the US Council on Foreign Relations and a director of the Park East Synagogue, The Browning School, New York University, Nightingale-Bamford School, America-China Society, Loews Corporation, Appeal of Conscience Foundation, Endeavor Global, Inc. He is chairman of The Lauder Institute/ Wharton Business School, member of the JP Morgan National Advisory Board, member of Rabobank International North American Agribusiness’s advisory board and a director of Deans’ Advisors at Harvard Business School.
      Gabriel Hawawini was appointed to the board of directors of Vivendi in May 2003 and appointed to our supervisory board on April 28, 2005. He is Professor of Investment Banking of INSEAD in Fontainebleau, France, where he currently serves as Dean. Before joining INSEAD, he taught at New York and Columbia universities from 1974 to 1982. Mr. Hawawini was vice-chairman of the French Finance Association from 1984 to 1986 and served on editorial committees for several university publications. He is the author of twelve books, and over seventy research publications about management based on value creation, risk appraisal, asset valuation, portfolio management and the structure of financial markets. Among other publications, he is the author of Mergers and Acquisitions in the US Banking Industry, published by North Holland in 1991 and Finance for Executives: Managing for Value Creation (South Western Publishing, 2002) which is in its second edition. He has advised many private companies on the implementation of management systems based on value creation. Since 1982, he has organized, directed and participated in several programs to improve management methods worldwide.
      Patrick Kron was appointed to the supervisory board of Vivendi on April 28, 2005. He began his career at the French Ministry of Industry between 1979 and 1984 before joining the Péchiney Group. From 1984 to 1988, Patrick Kron held operational responsibilities in one of Péchiney’s most important factories in Greece before becoming Chief Operating Officer of Péchiney’s subsidiary in Greece. Between 1988 and 1993, he held several senior operational and financial positions in the aluminum processing division within Péchiney and then became chairman and Chief Executive Officer of Péchiney Electrométallurgie. In 1993, he became a member of the Executive Committee of Péchiney and was appointed chairman of Carbone Lorraine from 1993 to 1997. From 1995 to 1997, he managed the Food, Health and Beauty Care Packaging Sector of Péchiney and held the position of Chief Operating Officer of American National Can in Chicago (USA). From 1998 to 2002, Patrick Kron was chairman of the management board of Imerys before joining Group Alstom as Director on July 24, 2001 and Chief Operating Officer on January 1, 2003. He has been the chairman and Chief Executive Officer of Alstom since March 11, 2003. He is a director of Imerys and a director of the association Les Arts Florissants William Christie.
      Andrzej Olechowski was appointed to the supervisory board of Vivendi on April 28, 2005. He was Deputy Governor of the National Bank of Poland from 1989 to 1991. He held various functions in the Polish government: in 1991, he was appointed Secretary of State to the Trade Ministry, in 1992, Minister of Finance, and from 1993 to 1995, Minister of Foreign Affairs, a period during which he served as economic advisor to President Lech Walesa. From 1994 to 1998, Mr. Olechowski served as chairman of the City Council of Wilanów. In 2000, he was a candidate in the Presidential elections in Poland. In 2001, he was one of the creators of the Civic Platform, a Polish centrist political party. From May 1998 to June 2000, Mr. Olechowski served as chairman of Bank Handlowy w Warszawie, of which he is currently a member of the supervisory board. He sits on the boards of several public, charitable and educational foundations, since 1995 he has served as a consultant for Central Europe Trust Polska. Mr. Olechowski is a lecturer at the Jagiellonian University in Krakow and the Collegium Civitas in Warsaw. He is the author of numerous publications on international trade and foreign policy. He is a director of Euronet, a member of the supervisory board of Bank Handlowy w Warszawie, vice-chairman of the supervisory board of PKN Orlen, a member of the Interna-

tional Advisory Board of Textron and a member of the European Advisory Board of Citigroup. He is also a senior advisor to Central Europe Trust Polska.
      Pierre Rodocanachi was appointed to the board of directors of Vivendi in May 2004 and appointed to our supervisory board on April 28, 2005. He is the chairman of the Strategic Committee at Booz Allen Hamilton, an international management and strategy consulting firm. He joined Booz Allen Hamilton in 1973 and in 1979 became CEO of its French subsidiary. In 1987, he was appointed Senior vice-chairman and became a member of the Strategic Committee and of the Operations Committee of Booz Allen Hamilton Inc. and manager of all its activities for Southern Europe. Prior to joining Booz Allen Hamilton, Mr. Rodocanachi began his career as a researcher in a solids physics laboratory at the Centre national de la recherche scientifique (CNRS). Then, for five years, he managed the planning department of the French General Delegation for Scientific and Technical Research (DGRST). From 1969 to 1971, he served as Technical Consultant on Scientific Matters for the French Minister of Industry and, from 1971 to 1973, was the Deputy Director for the French National Agency for Research Valuation (ANVAR). Mr. Rodocanachi is a director and chairman of the Audit Committee of Odier-Bungener-Courvoisier (OBC) Bank and a director of Dollfus Miege & Cie (DMC). He is a member of the French Olympic Medalists Association, a Chevalier of the Legion of Honor and a recipient of the French National Order of Merit. He is director of the publication of Commentaire, a journal of political economy.
      Karel Van Miert was appointed to the board of directors of Vivendi in May 2004 and appointed to our supervisory board on April 28, 2005. He is a former Vice-President of the European Commission and a former President of Nyenrode University from April 2000 through March 2003. He obtained a degree in International Relations at the University of Ghent, followed by a postgraduate degree from the Center for European Studies at the University of Nancy. From 1968 to 1970, he worked for the National Scientific Research Fund and then for several European Commissioners including Mr. Sicco Mansholt in 1968, and in 1973, as a member of the Private Office of Mr. Henri Simonet, the Vice-President of the European Commission. After starting his political career with the Belgian Socialist Party as International Secretary in 1976, he became Head of the Private Office of Mr. Willy Claes, Minister of Economic Affairs in 1977. He chaired the Socialist Party from 1978 to 1988 and became vice-chairman of the Confederation of European Social Democratic Parties in 1978. From 1986 to 1992, he was Vice-President of the International Socialist Party. He was a member of the European Parliament from 1979 to 1985 and then took a seat in the Belgian Chamber of Representatives. In 1989, Mr. Van Miert was appointed member of the European Commission responsible for transport, credit, investment and consumer policy. For six years, he served under President Jacques Delors and in 1992, he assumed interim responsibility for environmental policies. As Vice-President of the European Union Commission, Mr. Van Miert was responsible for competition policy from 1993 to 1999. From April 2000 to March 2003, he chaired the University of Nyenrode in the Netherlands where he taught European competition policy. He is the author of several publications on European integration. In 2003, Mr. Van Miert chaired the European Union High Level Group on Trans-European Transport Networks. He is a director of Agfa-Gevaert NV, Anglo American plc, De Persgroep, Royal Philips Electronics NV, Solvay SA, Münchener Rück, RWE AG and Sibelco NV.

Senior Executives
      The following table sets forth the names of our senior executives and members of the executive committee, their ages, positions and principal responsibilities as at the date of this annual report:

Name	Age	Positions and Responsibilities

Jean-Bernard Lévy	51	Chairman of the management board and Chief Executive Officer of Vivendi
Jacques Espinasse	63	Member of the management board and Chief Financial Officer of Vivendi
Robert de Metz	54	Senior Executive Vice-President, Strategy and Development
René Pénisson	64	Chairman of Vivendi Games, Member of the management board and Senior Executive Vice-President, Human Resources of Vivendi.
Jean-François Dubos	60	Executive Vice-President and General Counsel, Secretary of the management and supervisory boards
Michel Bourgeois	56	Executive Vice-President, Communications and Public Affairs
Régis Turrini	47	Executive Vice-President, Mergers and Acquisitions

Biographies of our Senior Executives
      The biographies for Messrs. Jean-Bernard Lévy, Jacques Espinasse and René Pénisson are provided under “— The Management Board — Biographies”.
      Robert de Metz was appointed Senior Executive Vice-President, Strategy and Development of Vivendi in April 2005. From September 2002 to April 2005, he served as Vivendi’s Senior Executive Vice-President, Divestitures, Mergers and Acquisitions. Prior to these positions, Robert de Metz was involved in asset management from 2000 to 2002, although he spent most of his career as an investment banker. Robert de Metz is a graduate of the Paris Institute of Political Sciences and Ecole Nationale d’Administration. He began his career as an Inspecteur des Finances at the Inspection Générale des Finances of the French Ministry of Finances and Economic Affairs (1979-1983). He then worked as an investment banker at Banque Indosuez (1983-1987), Demachy Worms & Cie (1987-1991) and Paribas (1991-1999) where he was appointed member of the management board in 1997. Robert de Metz is a director of NBC Universal, Inc. and a member of the supervisory board and of the audit committee of Maroc Telecom.
      Jean-François Dubos was appointed Executive Vice-President and General Counsel, Secretary of the management and supervisory boards of Vivendi in April 2005. Prior to this position, Mr. Dubos served as Executive Vice-President and General Counsel, Secretary of the board of directors of Vivendi. Mr. Dubos is responsible for managing the group’s legal and administrative services departments. He is a member of the French Administrative Supreme Court (Maître des Requêtes au Conseil d’Etat), currently on temporary leave. Mr. Dubos joined Compagnie Générale des Eaux, the predecessor of Vivendi, as deputy to the Chief Executive Officer in 1991, and since 1994, has held the position of General Counsel. From 1993 to 1999, he was the Chief Executive Officer of the Group’s subsidiary Carrousel du Louvre. From 1984 to 1991, while a fulltime member of the French Administrative Supreme Court (Conseil d’Etat), he worked on a wide range of matters, including education, interior affairs, urban planning, historical preservation and codification of laws. From 1981 to 1984, he was co-head of the cabinet of the French Ministry of Defense. Mr. Dubos currently serves on the board of directors of two water distribution companies, Société des Eaux de Melun and CMESE and on the supervisory board of Groupe Canal+ and on the board of Sogecable (Spain). He is also Vivendi’s permanent representative on the board of SFR.
      Michel Bourgeois was appointed Executive Vice-President Communications and Public Affairs of Vivendi in September 2002. In this position, he is responsible for corporate communications, internal communications, media, public relations and public affairs. From 2000 to 2002, he was Executive Vice-

President Corporate Communications, France, of the pharmaceuticals company Aventis. Mr. Bourgeois previously held successive positions at Rhône-Poulenc from 1987 to 2000, in Media Relations and Corporate Communications and was Adviser to the chairman, Mr. Jean-René Fourtou, from 1995 to 2000.
      Régis Turrini was appointed Executive Vice-President of Vivendi, in charge of mergers and acquisitions in April 2005. Prior to this position, he served as Executive Vice-President of Vivendi in charge of divestitures, mergers and acquisitions since January 2003. He reports to Robert de Metz, Senior Executive Vice-President, Strategy and Development of Vivendi. Mr. Turrini is an attorney admitted to the Paris Bar, and a graduate of the Paris Institute of Political Sciences and Ecole nationale d’Administration. He began his career as a judge to the court dealing with disputes in the French civil service. He then joined law firms Cleary Gottlieb Steen & Hamilton (from 1989 to 1992), followed by Jeantet & Associés (from 1992 to 1995), as a corporate lawyer. In 1995, Mr. Turrini joined the investment bank ARJIL & Associés (Lagardère Group) as executive director. He was then appointed managing director and from 2000 managing partner. Mr. Turrini is a director of various Vivendi subsidiaries.
      There are no family relationships among or between any of the members of the management and supervisory boards and the senior executives. There was no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of those mentioned above was selected as a member of the management or supervisory boards or senior executive.

The Board of Directors
      Until April 28, 2005, Vivendi was a société anonyme à conseil d’administration with a single board of directors. The following table sets forth the composition of our board of directors in 2004 through April 28, 2005:

		Year of
		appointment
Name	Position	as Director

Jean-René Fourtou(1)(2)	Chairman and Chief Executive Officer	2002
Claude Bébéar(1)(2)	Director	2002
Gérard Brémond(2)	Director	2003
Bertrand Collomb	Director	2003
Fernando Falcó y Fernández de Córdova(2)	Director	2002
Paul Fribourg(2)	Director	2003
Gabriel Hawawini(2)	Director	2003
Gerard Kleisterlee	Director	2002
Marie-Josée Kravis	Director	2001
Henri Lachmann(2)	Director	2000
Pierre Rodocanachi(2)	Director	2004
Karel Van Miert(2)	Director	2004

(1)	According to the criteria of the AFEP/Medef report, this director was not considered independent.

(2)	Appointed as member of the supervisory board at the Annual Meeting held on April 28, 2005.

Compensation of Members of our supervisory board
      In 2005, the aggregate amount of directors’ fees (jetons de présence) paid by Vivendi to members of its board of directors from January 1st, 2005 through April 28, 2005, when Vivendi revised its corporate structure, and to members of its supervisory board from April 28, 2005 to the end of fiscal year 2005 was €960,789. A member of the supervisory board is entitled to receive a fixed director’s fee of €25,000 in 2005 for one full year of service plus a variable portion of €5,500 per meeting. In addition, members of the Audit Committee are entitled to receive compensation of €6,000 per meeting and members of the other committees are entitled to receive compensation of €4,500 per meeting. The compensation of the chairmen of these committees is double these amounts.

      The table below sets forth the amount of director’s fees paid in 2005:

Members of the supervisory board	2005 Directors’ fees

(in euro)
Jean-René Fourtou	0
Henri Lachmann	107,500
Claude Bébéar	102,416
Gérard Brémond	76,791
Fernando Falcó y Fernández de Córdova	75,500
Sarah Frank	43,500
Paul Fribourg	77,875
Gabriel Hawawini	79,000
Patrick Kron	43,500
Andrzej Olechowski	43,500
Pierre Rodocanachi	92,500
Karel Van Miert	76,916

Directors up to April 28, 2005

Bertrand Collomb	54,083
Marie-Josée Kravis	61,333
Gerard Kleisterlee	26,375
      The compensation of the chairman of the supervisory board is determined by the supervisory board on the basis of recommendations made by the Human Resources Committee. The supervisory board meeting held on April 28, 2005 set the following rules applicable to the compensation of the chairman of the supervisory board for the year 2005: in consideration for his services, the chairman of the supervisory board is entitled to a fixed compensation of €1,000,000 for the full year 2005, he does not receive stock option grants or restricted stocks awards (actions gratuites) and he does not benefit from a severance payment.
      From January 1st to April 28, 2005, Mr. Fourtou, in his capacity as chairman and chief executive officer of the Company, received a gross compensation amount (fixed and variable) of €2,664,516 including a €2,320,000 bonus for 2004 paid in 2005 and benefits in kind. In addition, he received 400,000 undiscounted stock options. In 2005, as chairman of the supervisory board, Mr. Fourtou received a pro rata gross amount of €666,667 for his service and the benefits in kind of a company car and the availability of a chauffeur. However, he did not receive any director’s fees from Vivendi or any of its subsidiaries. His travel expenses and other expenditures incurred in connection with his duties were paid by the Company. In addition, Mr. Fourtou has waived his right to the retirement pension paid by Vivendi since he joined the Group.

Compensation of Members of our management board
      In 2005, the aggregate amount of compensation for services, including benefits in kind, awarded to each of the members of our management board was:

	Compensation and Other Benefits in 2005 (in euro)

	Fixed	2005 bonus		Benefits
Members of the Management Board	compensation	(paid in 2006)		in kind(*)		Total

Jean-Bernard Lévy	800,000	1,472,000		195,047	(**)	2,467,047
Abdeslam Ahizoune	512,757	346,958		—		859,715
Jacques Espinasse	460,000	846,400		10,164		1,316,564
Frank Esser	650,000	1,150,500		13,727		1,814,227
Bertrand Meheut	650,000	1,189,500		28,014	(a)	1,867,514
Doug Morris	4,453,144	9,881,733	(b)	127,525	(c)	14,462,402
René Pénisson	460,000	846,400		22,000	(a)	1,328,400

(*)	Includes employer’s pension contributions in excess of the legal tax-deductible threshold and the benefit of a company car.
(**)	Includes €181,595 of holiday premium pay for previous salaried position.
(a)	Includes valuation of days of holiday transferred from the time saving account (compte épargne temps) to the pension savings plan.
(b)	Includes the 2006 payment of the 2005 portion amount of a deferred long-term bonus under the Universal Music Group contract, in the amount of €3,977,800.
(c)	Includes air travels and the benefit of a company car.

     The compensation of the chairman of our management board is determined by our supervisory board on the basis of recommendations made by the Human Resources Committee. For 2005, the compensation of the chairman of the management board includes a gross annual fixed salary of €800,000 (unchanged for 2006), and a variable element between 120% and 200% of the gross annual fixed salary. For 2005, Mr. Levy also received 400,000 non-discounted stock options. His travel expenses and other expenditures incurred in connection with his duties are paid by the Company.
      While Mr. Jean-Bernard Lévy holds his position as chairman of the management board, his employment contract with the Company is suspended. In the event that he no longer holds his position, his employment contract with the Company will be reinstated. In addition, pursuant to his employment contract, Mr. Jean-Bernard Lévy is entitled to a severance payment equal to the compensation received during the preceding six months (including bonus compensation and regardless of the unexpired term of his notice period).
      Pursuant to their employment contracts, the other members of the management board (other than Mr. René Pénisson) are entitled to a severance payment. Mr. Abdeslam Ahizoune is entitled to a severance payment equal to the compensation received during the preceding twenty-four months (including bonus compensation and the legal amount of indemnity payments). A similar provision also applies to Mr. Frank Esser. Mr. Jacques Espinasse is entitled to a severance payment equal to the compensation received during the preceding twelve months (including bonus compensation). Mr. Bertrand Meheut is entitled to a severance payment of €2 million (including the legal amount of indemnity payments). Pursuant to the provisions of his employment contract with Universal Music Group, Mr. Doug Morris is entitled to a severance payment equal to the compensation to be received until December 31, 2008 (including bonus compensation), which may not be less than one year’s salary, in any event.
      In December 1985, a complementary pension plan applicable to Vivendi’s managers was adopted by the Compagnie Générale des Eaux. Beneficiaries are guaranteed a pension equal to a percentage of their basic remuneration, based on the age of retirement (48.6% at the age of 60 and 60% at the age of 65), with a maximum amount of €300,000 (including pensions paid by the general regime). This plan pays a pension under the condition that the beneficiary has reached 60 years old, has a minimum of 15 years of service within the Company and is still salaried by the Company at the time of retirement. In addition, all compulsory and optional pension provisions must be paid at the time of retirement. In the event of a departure from the Company before the age of 60, the employee loses all benefits under this plan. Members of the management board having an employment contract with Vivendi SA are eligible to this complementary pension plan.
      Senior managers and members of our management board having an employment contract with the Company may also elect to benefit from a defined benefit pension plan. The length of the terms as chairman of the management board will be taken into account for purposes of seniority and benefits under this plan. This plan pays a pension based on years of service (over a period of 20 years), under the condition that the beneficiary has a minimum of three years in office. The plan pays a pension based on the reference salary received during the preceding three years, which may not be the higher of the applicable reference salary and 60 times the French social security upper limit (currently, €1,864,000). Acquisition of rights is also subject to an upper limit of 30% of the reference salary. In the event of a departure from the Company for any cause before the age of 55, the beneficiary loses all benefits under this plan. However, the beneficiary will maintain his or her rights in the event of a retirement at the initiative of the employer after the age of 55.
      There is no possibility to cumulate the complementary pension plan and the defined benefit pension plan. Only the most favorable plan will be retained upon retirement. The grant of this complementary pension plan to certain members of the management board holding a French employment contract is defined as a regulated related-party agreement, as referred to in the special report of the statutory auditors approved by the shareholders’ meeting held on April 20, 2006, in accordance with Article L. 225-88 of the French Commercial Code.
      Mr. Doug Morris is entitled to benefit under the Seagram pension plan for a part of his career within the Group, for which Vivendi has ceased to contribute. He also benefits from UMG pension plans applicable to all UMG employees within the United States, for which UMG contributes up to a maximum amount of $16,260 each year, in addition to the employee’s contributions.

      At December 31, 2005, the total amount of the pension obligations for members of our management board was €2,194,155.

Executive Compensation
      In 2005, the aggregate amount of the top ten compensation packages (including benefits in kind) paid by Vivendi SA to its senior managers and executive officers for services in all capacities was approximately €14.35 million. The aggregate amount of the top ten compensation packages (including benefits in kind) paid to executive officers within the Group was approximately €45.99 million. All executive officers have waived their right to receive directors’ fees in their capacity as board members or permanent representatives within controlled subsidiaries, within the meaning of Article L. 233-16 of the French Commercial Code.
      The compensation of Vivendi’s corporate officers and principal executives is determined by the supervisory board on the basis of recommendations made by the Human Resources Committee. Compensation amounts include a fixed and a variable element. For 2005, the variable element for corporate officers and senior executives of the headquarters is based on financial objectives representing 60% of the variable compensation, linked to both the adjusted net income attributable to equity holders of Vivendi (35%) and operational cash flow (25%). The performance of the priority actions of the general management represents 40% of the variable compensation. For 2005, the variable element for corporate officers (including the subsidiaries’ chairmen or executives) is based on the Group’s financial objectives (representing 15% of the variable compensation), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
Corporate Governance
      We seek to apply the highest international standards of corporate governance and, through the Disclosure Committee, we are implementing the rules and procedures set out by the US Sarbanes-Oxley Act. Our Company has taken the following actions: increased the number of committees emanating from the former board of directors and the current supervisory board (the Audit Committee, the Human Resources Committee, the Strategy Committee and the Corporate Governance Committee), created a special Disclosure Committee to ensure accuracy of publicly disclosed information, adopted internal charters governing the operations of the supervisory board and management board, implemented the broadcasting of shareholders’ meetings via the Internet, eliminated double voting rights in order to assure equality of shareholder rights, eliminated the policy of issuing stock in the event of a takeover bid, shortened the length of time securities need to be blocked for the exercise of voting rights, shortened the terms of members of the supervisory board to four years, and provided for the appointment of an employee as a member of the supervisory board when employee participation in our share capital reaches 3%.
Committees of the Supervisory Board
      Until April 28, 2005, the board of directors comprised four committees. As a consequence of the change of our corporate form at the shareholders’ meeting held on April 28, 2005, the committees described below have become committees of our supervisory board.

Creation and Functioning of Committees — Common Attributes
      The permanent committees of the supervisory board are the Audit Committee, the Strategy Committee, the Human Resources Committee and the Corporate Governance Committee.
      Each committee fulfills a role of review, analysis and preparation with respect to certain deliberations of the supervisory board. Each committee produces, within its area of expertise, proposals, recommendations and opinions, where appropriate. In accordance with French law, the committees have no decision-making authority, they serve a purely consultative function, acting under the authority of the supervisory board, to which they are accountable.

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

Audit Committee
      The Audit Committee must be comprised of at least four members of the supervisory board, all of whom must be independent as such term is defined by the AFEP/Medef report of October 2003 on corporate governance for listed companies and Rule 10A-3(b)(1)(ii) of the Securities Exchange of 1934, as amended, and one of whom must have finance or accounting expertise. The current members are Henri Lachmann (chairman), Gabriel Hawawini, Pierre Rodocanachi and Karel Van Miert. Henri Lachmann is the “financial expert” of the Audit Committee, due to his knowledge of generally accepted accounting principles, procedures of internal control and the roles of the Audit Committee.
      The Audit Committee prepares the supervisory board’s deliberations and provides recommendations or opinions, with regard to accounting procedures, particularly in the following areas: (i) review of our accounts and consolidated annual, half-year and quarterly accounts before they are presented to the supervisory board, (ii) coherence and effectiveness of our internal control measures, (iii) issuance of opinions on the annual report of the Compliance Program, (iv) follow-up on the mandates accorded to the external and internal auditors and review of the conclusions of their audits, (v) accounting methods and principles, specifically, the activities to be included within our consolidated accounts, our off balance-sheet risks and commitments, (vi) procedures for selecting statutory auditors, including issuance of an opinion regarding such auditor’s fees and verification of compliance with rules ensuring such auditor’s independence, (vii) selection of the statutory auditors, specifically regarding fees and regulatory compliance and (viii) any topic that, in its opinion, could represent risks or serious procedural deficiencies.
      The Audit Committee meets at least four times a year and at any other time requested by Vivendi. For the purpose of carrying out its tasks, the committee may, with no members of the management board present, meet with the statutory auditors and the members of our management responsible for preparing financial statements and conducting internal audits, including the Chief Financial Officer, the Chief Accounting Officer and the Treasurer.
      With respect to internal audit and risk management, the committee reviews the most significant off-balance sheet commitments, meets with the director of Internal Audit, and renders its opinion on the organization of, and work performed by, the internal audit department. The Audit Committee may engage, at Vivendi’s expense, external experts, when it deems necessary. With respect to the selection of statutory auditors, the committee reviews the fees paid by us or any of our subsidiaries to the statutory auditors and any member of their network. The committee also monitors compliance with the rules regarding the statutory auditors’ independence.

      The Audit Committee met five times in 2005 and reviewed:

•	the financial statements and the consolidated financial statements for the financial year 2004 and their reconciliation to US GAAP, the 2005 half-year and quarterly accounts and the reports of the Company’s statutory auditors;

•	the impact on the Group of the application of the international accounting standards (IFRS);

•	the results of internal audit plans;

•	internal control procedures and their implementation within the Group;

•	the renewal of the mandate of the Company’s statutory auditors; and

•	the compliance procedures put into place within each business unit of the Group.

Strategy Committee
      The Strategy Committee must be comprised of at least four members of the supervisory board. The current members are Claude Bébéar (chairman), Gérard Brémond, Sarah Frank, Patrick Kron, Andrzej Olechowski and Karel Van Miert.
      The Strategy Committee prepares the supervisory board’s deliberations and provides recommendations with respect to the following: (i) our strategic direction, (ii) acquisitions and divestitures of a sizeable nature, strategic joint ventures and/or industry and financial cooperation agreements, (iii) granting of security interests, including endorsement and guarantees in favor of third parties, exceeding certain thresholds, (iv) sizeable internal restructuring operations, (v) transactions falling outside our announced strategy, (vi) financial transactions that may impact the balance sheet’s structure, and (vii) sizeable financial transactions that are material to the Company and our liquidity and debt situation.
      The Strategy Committee met four times in 2005 and reviewed:

•	the Group’s priorities and strategic challenges;

•	potential developments in telecommunications, games and the Internet;

•	challenges of digital terrestrial television and developments in the pay-TV sector in France;

•	the impact of changing the Company’s corporate name; and

•	the situation in telephony in Poland.

Human Resources Committee
      The Human Resources Committee must be comprised of at least four members of the supervisory board. The current members are Pierre Rodocanachi (who replaced Paul Fribourg as Committee chairman on June 7, 2006), Gérard Brémond, Fernando Falcó y Fernández de Córdova and Sarah Frank.
      The Human Resources Committee prepares the supervisory board’s deliberations and provides recommendations with respect to the following: (i) compensation of the chairman of the supervisory board, (ii) compensation of the members of the management board, (iii) allocation of stock options to members of the management board, (iv) allocation and modes of payment of supervisory board members’ fees, (v) compensation of principal executives, (vi) issuance of recommendations with respect to liability coverage and complementary retirement packages for our executive officers and (vii) oversight of, and issuance of recommendations with respect to the recruitment of principal executives.
      The Human Resources Committee met four times in 2005 and reviewed:

•	the compensation (including bonus compensation), representation and travel expenses of directors (mandataires sociaux) and stock option plans for 2005;

•	an additional defined pension plan for senior managers; and

•	the succession plans for executive officers at the Company’s headquarters and at the business unit level.

Corporate Governance Committee
      The Corporate Governance Committee must be comprised of at least three members of the supervisory board. The current members are Claude Bébéar (chairman), Gabriel Hawawini, Fernando Falcó y Fernández de Córdova and Andrzej Olechowski. Paul Fribourg left the Committee on June 7, 2006.
      The Corporate Governance Committee prepares the supervisory board’s deliberations and provides recommendations with respect to the following: (i) candidates for membership of the supervisory board and composition and functions of board committees, (ii) criteria of independence with respect to supervisory board members, (iii) appointment of the chairman of the management board and its members, (iv) succession plans for the chairman of the management board and its members, (v) organization and role of the supervisory board, (vi) preparation of the annual meeting concerning the evaluation of the chairman of the management board, (vii) review of national and international practices in the field of corporate governance, and (viii) recommendations regarding our corporate governance measures.
      The Corporate Governance Committee met twice in 2005 and reviewed:

•	the proposed amendments to the Company’s by-laws and the internal regulations of the supervisory board and the management board;

•	the candidates for membership of the supervisory board, the appointment of the chairman and vice-chairman of the supervisory board and the composition of the committees of the supervisory board; and

•	the allocation of directors’ fees to members of the supervisory board.
Employees
      At December 31, 2005, Vivendi had approximately 34,000 employees worldwide. The following tables show the number of employees by business segments and geographic locations at December 31, 2005 and 2004.

Employees by business segments

	Number of
	Employees

	in 2005	in 2004

Canal+ Group	3,880	4,275
UMG	7,915	9,661
Vivendi Games	2,657	1,654
SFR(a)	8,033	9,781
Maroc Telecom	11,251	12,204	(b)
Other(c)	295	331

Total	34,031	37,906

(a)	Excludes fixed-line operations as of December 31, 2005.

(b)	Excludes Mauritel.

(c)	Includes VU Net, VTI, and Corporate for 2004 and including Corporate for 2005.

Employees by geographic location

	Number of
	Employees

	in 2005	in 2004

North America	4,416	4,713
Europe (excl. France)	3,210	4,667
France	13,142	14,529
Africa-Middle East	11,418	12,252
Asia Pacific	1,500	1,409
South America	345	336

Total	34,031	37,906

      The decrease in the number of employees is the result of divestitures and restructurings undertaken since 2002.
      Our employees’ membership in trade unions varies from country to country and we are party to numerous collective bargaining agreements. As generally required by law, we renegotiate our labor agreements in Europe annually in each country in which we operate. Although we have experienced strikes and work stoppages in the past, we believe that relations with our employees and their unions are generally good. We are not aware of any material labor arrangement that has expired or is soon to expire and that is not expected to be satisfactorily renewed or replaced in a timely manner.

Share Ownership
      The following table sets forth the share ownership of the members of our supervisory and management boards as of December 31, 2005.

Members of our supervisory board

Name	Number of shares held

Jean-René Fourtou	500,000	(1)
Henri Lachmann	4,000
Claude Bébéar	2,000
Gérard Brémond	1,000
Fernando Falcó y Fernández de Córdova	1,500
Sarah Frank	1,000
Paul Fribourg	1,000
Gabriel Hawawini	1,390
Patrick Kron	1,000
Andrzej Olechowski	1,000
Pierre Rodocanachi	1,800
Karel Van Miert	1,000

Total	516,690	(2)

(1)	Includes 128,622 as usufructuary.

(2)	Representing approximately 0.04% of our share capital.

Members of our management board

Name	Number of shares held(1)

Jean-Bernard Lévy	57,615
Abdeslam Ahizoune	10,000
Jacques Espinasse	77,475
Frank Esser	16,095
Bertrand Meheut	19,801
Doug Morris	10,000
René Pénisson	36,783

Total	227,769(2)

(1)	Includes shares held in the Group Saving’s Plan (PEG), valued on the basis of €26.46 corresponding to the share price of Vivendi at close of business on December 30, 2005.

(2)	Representing approximately 0.02% of our share capital.
     None of the members of our management or supervisory boards or our senior management own options that would, taking into account their current shareholding, entitle them to own more than 1% of our outstanding shares.

Stock Option Plans
      As of December 31, 2005, a total of 100,601,606 options to exercise new or existing shares were outstanding, of which 12,824,444 were held by members of our management or supervisory boards with the remainder being held by our employees or executives.
      Vivendi has the following stock purchase and stock subscription plans:
Stock Purchase Plans1

SO I, SO 10 and SO 100 Plans (traditional options)
      Options granted under the SO I, SO 10 and SO 100 Plans have an eight or ten-year term. These options normally vest over three years from the date of grant in equal one-third amounts and become exercisable, with respect to the then vested portion of the grant after the second anniversary of the grant date. After the third anniversary of the grant date, the entire grant is vested and exercisable. Employees terminated by Vivendi and its subsidiaries and affiliates retain options granted under this plan that have vested before their termination date and the plan permits the acceleration of vesting or the extension of the exercise period in connection with an optionholder’s termination of employment upon approval of the management board. Such an acceleration or extension is subject to the approval of the supervisory board with respect to options granted to members of the management board and our top 20 executives. In the event of a bid or tender offer for all or substantially all of the shares of Vivendi, these options immediately vest and become exercisable and the underlying shares remitted upon exercise will be freely transferable. Due to the pending termination of our ADR program, we now settle options granted to our US executives under traditional stock option plans through the payment of a cash amount instead of issuing new ADRs.

SO III Plan (performance options)
      The options granted under the SO III Plan vest and become exercisable after a five-year period following the date of grant and remain exercisable until the expiration of the eight-year term of the options. The number of options that can be exercised is determined based on the performance of Vivendi’s stock price vis-à-vis a benchmark price index composed of a basket of indexes (55% Media, 35% Telecoms and 10% Utilities).

      1 Stock option plans in which treasury shares are delivered upon exercise.

SO IV Plan (performance options)
      The options granted under the SO IV Plan vest and become exercisable after a six-year period following the date of grant and remain exercisable until the expiration of the eight-year term of the options; provided, however, that the vesting of such options will be accelerated based on the performance of Vivendi’s stock price vis-à-vis the movement of the combined index, 60% MSCI and 40% Stoxx Media, as follows:

•	if, after a three-year period, the performance of Vivendi’s stock price exceeds the index performance by 9% or more;

•	if, after a four-year period, the performance of Vivendi’s stock price exceeds the index performance by 12% or more; or

•	if, after a five-year period, the performance of Vivendi’s stock price exceeds the index performance by 15% or more.
      In addition, following each of the third, fourth and fifth anniversaries of the date of grant, the vesting of options will be accelerated after each quarter if the performance of Vivendi’s stock price exceeds the index performance by the percentage required for the period examined, increased by 0.75% per quarter (x% + 0.75% per quarter). In the event of a take-over bid, the options granted under the SO IV plan will become vested and immediately exercisable and the underlying shares remitted upon exercise will be freely transferable.

      The table below sets forth certain information relating to our stock purchase plans as of December 31, 2005.

					Number of
				Number of	Members of		Exercise		Number of
				Options	Governing		Price of	Number of	Ordinary
			Number	Granted to	Bodies who		Options	Options	Shares	Balance of
Date of the		Number of	of	Members of	can exercise		per	cancelled at	purchased by	Ordinary
Shareholders’	Meetings of the Board of	Options	Benefi-	Governing	their	Expiration	Ordinary	December 31,	December 31,	Shares to be
Meeting	Directors and Grant Dates	Granted	ciaries	Bodies	Options	Date	Share	2005	2005	purchased

SO I
05/15/1998	07/03/1998	2,192,760	648	598,857	13	07/03/2006	€49.13	21,946	—	2,158,111
	01/22/1999	42,672	13	—	—	01/22/2007	€59.64	—	—	43,887
	04/08/1999	3,302,569	818	1,068,015	11	04/08/2007	€63.21	17,877	—	3,296,676
	09/10/1999	15,000	2	—	—	09/10/2007	€60.10	—	—	15,425
	11/25/1999	9,000	3	—	—	11/25/2007	€60.88	—		9,256
	03/10/2000	5,000	2	—	—	03/10/2008	€103.42	—	—	5,142
	05/23/2000	2,783,560	1,047	914,000	12	05/23/2008	€108.37	3,431		2,624,142
09/21/2000	11/23/2000	20,000	1	—	—	11/23/2008	€81.43	—	—	20,568
	11/23/2000	3,114,000	511	—	—	11/23/2008	€81.43	14,399		2,726,474
	12/11/2000	5,508,201	1,988	1,489,771	12	12/11/2008	€76.47	30,875	—	4,456,547
	12/11/2000	5,378,697	1,693	1,605,400	2	12/11/2008	$65.74	10,399		4,584,544
	03/09/2001	2,000	1	—	—	03/09/2009	€67.83	—	—	1,368
	03/09/2001	127,500	2	—	—	03/09/2009	$63.75	—	—	7,740
	04/24/2001	11,000	2	—	—	04/24/2009	€73.42	—	—	11,312
	09/25/2001(a)	6,999,322	1,545	1,553,157	14	10/10/2009	€46.87	65,479	—	6,020,617
	09/25/2001(a)	6,334,305	1,271	1,653,265	6	10/10/2009	$42.88	14,811	—	4,601,552
11/13/2000	09/25/2001(a)	304,959	41	62,254	3	10/10/2009	€46.87	—	—	295,061
04/17/2000	09/25/2001(a)	917,995	361	32,080	2	10/10/2009	€46.87	37,417	—	694,605
	09/25/2001(a)	75,712	15	—	—	10/10/2009	$42.88	—	—	58,576
	09/25/2001(a)	586,950	33	54,180	2	10/10/2009	€57.18	—	—	485,947
	09/25/2001(a)	78,260	4	—	—	10/10/2009	$52.31	—	—	59,029
09/21/2000	01/24/2002	56,392	46	—	—	01/24/2010	€53.38	—	—	36,424
	01/24/2002	200,000	1	—	—	01/24/2010	€53.38	—	—	205,668
	01/24/2002	1,200,000	4	150,000	1	01/24/2010	$45.64	—	—	1,186,789
	03/05/2002(b)	200,000	1	—	—	03/20/2010	$37.98	—	—	206,424
	04/24/2002	404,000	2	—	—	04/24/2010	€37.83	—	—	4,114
	04/24/2002	200,000	2	—	—	04/24/2010	$33.26	—	—	206,435
	05/29/2002	75,000	1	—	—	05/29/2010	€33.75	—	—	75,000
	05/29/2002	20,000	1	—	—	05/29/2010	$31.62	—	—	20,000

		40,164,854		9,180,979				216,634	—	34,117,433

SO III
05/15/1998	05/11/1999	5,729,237	53	2,392,259	10	05/11/2007	€71.00	62,676	—	5,734,782

		5,729,237		2,392,259				62,676	—	5,734,782

SO 10/SO 100
05/15/1998	11/25/1999	1,919,520	189,207	1,100	10	11/25/2007	€60.88	—	—	2,108,963
	11/25/1999	283,620	28,362	—	—	11/25/2007	$61.83	—	—	311,982

		2,203,140		1,100				—	—	2,420,945

SO IV
09/21/2000	12/11/2000	3,700,000	65	1,925,000	12	12/11/2008	€76.47	25,710	—	2,416,713
	12/11/2000	1,500,000	26	700,000	3	12/11/2008	$65.74	—	—	1,264,329

		5,200,000		2,625,000				25,710	—	3,681,042

(a) Grant date is October 10, 2001.
(b) Grant date is March 20, 2002.

Stock Subscription Plans1
      Since December 2000, we have set up seven stock option plans in 2002, 2003, 2004 and 2005, under which a total of 35,982,900 options have been granted, representing approximately 3.12% of our share capital, as of December 31, 2005. Options are settled through the issuance of shares or ADRs. Due to the pending termination of our ADR program, we now settle the options granted to our US executives under our stock subscription plans through the payment of a cash amount instead of issuing new ADRs. The plans granted in 2002 and January 2003 have each an eight-year term. Each of the plans granted in May 2003, December 2003, May 2004, April 2005 and June 2005 have a ten-year term.
      The table below sets forth certain information relating to our stock subscription plans as of December 31, 2005.

				Number of	Number of		Exercise		Number of
				Options	Members of		Price of	Number of	Ordinary	Balance of
			Number	Granted to	Governing		Options	Options	Shares	Ordinary
Date of the	Meetings of the Board of	Number of	of	Members of	Bodies who		per	cancelled at	purchased by	Shares
Shareholders’	Directors or of the Management	Options	Benefi-	Governing	can exercise	Expiration	Ordinary	December 31,	December 31,	to be
Meeting	Board and Grant dates	Granted	ciaries	Bodies	the Options	Date	Share	2005	2005	purchased

04/28/1998	12/10/1998	285,840	45	—	—	12/10/2006	€36.37	—	—	289,610

		285,840		—	—			—	—	289,610

09/21/2000	09/25/2002(a)	2,451,000	13	1,800,000	6	10/10/2010	€12.10	—	149,000	2,302,000
	09/25/2002(a)	1,168,300	38	100,000	1	10/10/2010	$11.79	—	176,667	675,201
	01/29/2003	1,610,000	34	1,175,000	8	01/29/2011	€15.90	—	10,000	1,583,333
	01/29/2003	50,000	1	50,000	1	01/29/2011	$16.85	—	—	50,000

		5,279,300		3,125,000				—	335,667	4,610,534

04/29/2003	05/28/2003	10,547,000	414	3,000,000	9	05/28/2013	€14.40	295,516	306,656	9,800,325
	05/28/2003	752,000	75	180,000	1	05/28/2013	$16.44	10,168	53,832	662,000
	12/09/2003	310,000	29	0	0	12/09/2013	€19.07	53,334	—	256,666
	12/09/2003	705,000	51	0	0	12/09/2013	$22.59	133,336	13,531	443,133
	05/06/2004(b)	8,267,200	425	2,320,000	8	05/21/2014	€20.67	330,841	—	7,851,159
	05/06/2004(b)	1,012,400	138	0	0	05/21/2014	$24.61	109,469	—	835,431
	03/09/2005(c)	7,284,600	472	2,595,000	11	04/26/2015	€23.64	116,500	—	7,168,100
	03/09/2005(c)	1,786,400	184	125,000	1	04/26/2015	$30.63	58,000	—	1,728,400

		30,664,600		8,220,000				1,107,164	374,019	28,745,214

04/28/2005	06/28/2005	39,000	4	—	0	06/28/2015	$30.63	—	—	39,000

		39,000		—				—	—	39,000

(a) Grant date is October 10, 2002.
(b) Grant date is May 21, 2004.
(c) Grant date is April 26, 2005.
     In connection with the merger of The Seagram Company Ltd. and Canal Plus with Vivendi in December 2000, we were authorized by our general shareholders’ meeting to assume any commitments undertaken by each of these companies resulting from stock options granted to their respective employees and executive officers. We were granted similar authorizations by our general shareholders’ meetings following the acquisitions of MP3.com, Inc. in August 2001 and USA Networks in May 2002.
      Options granted under each of these plans have a ten-year term and normally vest and become exercisable over one year from the date of grant.
      As of December 31, 2005, there were: (i) 18,992,487 options outstanding under the Seagram Stock Incentive Plans that were granted between February 1996 and August 2000, exercisable at an adjusted unit price comprised between $33.84 and $74.41, (ii) 40,674 options outstanding under the MP3.com, Inc Equity Incentive Plans that were granted between July 1999 and October 2000, exercisable at an adjusted unit price comprised between $36.17 and $426.05, and (iii) 1,929,885 options outstanding under the USA Networks,

      1 Stock option plans in which treasury shares are delivered upon exercise.

Inc. Stock Incentive Plans that were granted between December 2000 and April 2001, exercisable at an adjusted unit price comprised between $9.06 and $31.6.
Commitment Made by Certain Directors and Officers with Respect to the Exercise of Their Stock Options
      At the request of the French Minister of the Economy, Finance and Industry regarding the application of Vivendi for the consolidated global profits tax system, Messrs. Jean-René Fourtou, Jean-Bernard Lévy and Jacques Espinasse agreed to unilaterally and personally renounce €2 of profit resulting from any capital gain realized pursuant to the exercise of the stock options granted to them by the Board of Directors, prior to December 23, 2003, the application date for the requested tax system, which was obtained on August 22, 2004, effective as of January 1, 2004.

Group Savings Plan
      On July 26, 2005, we issued 1,399,097 new ordinary shares for the benefit of the employees of our Group at a preferential price per share of €19.46. Our employees could purchase these shares solely through our statutory Group savings schemes (Plan Epargne Groupe or PEG).
Item 7:     Major Shareholders and Related Party Transactions
Major Shareholders
      To our knowledge, in June 23, 2006 no individual shareholder beneficially owns, or exercises control or direction over, 5% or more of the outstanding Vivendi ordinary shares.
Related Party Transactions
      Please refer to “Item 18. Financial Statements — Note 28” for a discussion of related party transactions.
Item 8:     Financial Information
Consolidated Financial Statements
      See “Item 18. Financial Statements”.
Litigation

COB/ AMF Procedure
      On September 12, 2003, following an investigation opened by the Autorité des marchés financiers (AMF) (formerly, the Commission des opérations de bourse or COB) on July 4, 2002, the AMF notified Vivendi of certain accounting charges which, in its view, could result in an administrative penalty for non-compliance with COB Regulation no. 98-07 relating to public disclosure requirements.
      The charges complained of took place prior to July 2002, the date on which Vivendi’s management was changed. First, they related to the financial information derived from the methods of consolidation of Cegetel, Maroc Telecom and Elektrim Telekomunikacja in accordance with French GAAP and second, to other items of financial information.
      Vivendi challenged these allegations, taking the view shared by its auditors that the methods of consolidation of these companies, which had been applied over the period subject to the COB’s investigation, were in accordance with the applicable accounting regulations.
      Pursuant to a decision of the AMF Sanction Commission, dated November 3, 2004 and notified to the Company on December 7, 2004, Vivendi was ordered to pay a financial penalty of €1 million. In its decision, the AMF ruled that Elektrim Telekomunikacja should have been consolidated under the proportionate consolidation method, rather than under the equity method of consolidated applied for the fiscal year 2001.

      On February 4, 2005, Vivendi appealed the AMF Sanction Commission’s decision before the Paris Court of Appeal. On June 28, 2005, the Paris Court of Appeal partially overturned the decision of the AMF’s Sanction Commission, validated Vivendi’s accounting treatment and reduced the amount of Vivendi’s penalty from €1 million to €300,000.
      On August 25, 2005, the AMF appealed the decision of the Paris Court of Appeal before the French Supreme Court (Cour de cassation). On February 3, 2006, Vivendi submitted its briefs in response.

AMF Investigation into Vivendi’s Purchase of Its Own Shares
      On May 4, 2004, the AMF commenced an investigation into Vivendi’s purchase of its own shares between September 1, 2001 and December 31, 2001. The AMF’s report of investigation has not been submitted to the Sanction Commission of the AMF. However, on June 6, 2005, the AMF transmitted its report of investigation to the Parquet de Paris (the public prosecutor’s office), which led to additional prosecution charges to the investigation already underway by the financial department of the Parquet de Paris.

AMF Investigation in Connection with the Issuance of Notes Mandatorily Redeemable for New Shares of Vivendi
      On January 18, 2005, Vivendi and two of its senior executives, Messrs. Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into market movements in the Vivendi share price at the time of issuance of notes mandatorily redeemable for new shares of Vivendi (ORAs) in November 2002.
      In its complaints, the AMF alleges that Deutsche Bank sold institutional investors a product comprising of both ORAs and hedging in respect of the Vivendi shares, the description of which was not sufficiently detailed in the prospectus. Vivendi takes the view that it fully complied with its obligations as an issuer to provide information and intends to challenge these allegations before the AMF’s Sanction Commission.
      On January 19, 2006, Messrs. Jean-René Fourtou and Jean-Bernard Lévy filed their memorandum in response.

Investigation by the Financial Department of the Parquet de Paris
      The investigation initiated by the financial department of the Parquet de Paris for the publication of false or misleading information regarding the financial situation or forecasts of Vivendi, as well as the publication of untrue or inaccurate financial statements (for financial years 2000 and 2001) is ongoing. The application for Vivendi to be joined as a civil party was definitively granted by an order of the Paris Court of Appeal dated June 25, 2003.
      It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi, the claimants’ complaints are without legal or factual cause of action. Vivendi plans to defend vigorously against them and will assert all its rights.

Securities Class Action Litigation
      Since July 18, 2002, sixteen claims have been filed against Vivendi, Messrs. Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002, the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.
      The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed. Vivendi contests these allegations.

      The proceedings are currently in the discovery stage in which the plaintiffs have to prove violation that caused a loss to the shareholders. The judge extended this stage until November 30th, 2006.
      In parallel with these proceedings, the procedure for certification of the potential claimants as a class with standing to act on behalf of all shareholders (“class certification”) is ongoing. The judgment on the class certification is expected in the course of 2006.
Elektrim Telekomunikacja
      Since the purchase on December 12, 2005 of the 2% interest in the share capital of the companies Elektrim Telekomunikacja Sp. z o.o (Telco) and Carcom Warszawa (Carcom) held by Ymer, Vivendi is a 51% shareholder in each of Telco and Carcom. Both companies are organized and existing under the laws of Poland and own, either directly or indirectly 51% of the capital of Polska Telefonia Cyfrowa Sp. z o.o. (PTC), the primary mobile telephone operator in Poland. Telco’s shareholding in PTC (representing approximately 48% of PTC) is the subject of several litigations the most important of which are described below.

Arbitral Award Rendered in Vienna on 26 November 2004 (the “Vienna Award”)
      In December 2000, Deutsche Telekom (DT) initiated arbitration proceedings in Vienna against Elektrim and Telco in order to challenge the validity of the contribution of 48% of the capital of PTC made in 1999 by Elektrim to Telco.
      In the Vienna Award, it was ruled that:

—	the Telco transfer is ineffective and the PTC shares which were the subject of this transfer remained Elektrim’s property at all material times;

—	the transfer of the PTC shares to Telco by Elektrim does not as such qualify as a Material Breach under Article 16.1 of the Shareholders Agreement but it would do so in case Elektrim would not recover the shares from Telco within two months at the latest from the notification of the award;

—	DT’s Economic Impairment Claim is dismissed; and

—	this arbitral tribunal has no jurisdiction over Telco and DT’s claims against Telco cannot be entertained in this Arbitration.
      The arbitral tribunal having ruled that it had no jurisdiction with respect to Telco, Vivendi considers that the Vienna Award is not binding over Telco and does not affect Telco’s ownership rights with respect to the PTC shares.
      On August 3, 2005, the Vienna arbitral tribunal rendered its final award with respect to costs, thereby terminating these proceedings. Telco was not submitted to any costs and was granted reimbursement of its costs.
      On December 20, 2005, the commercial tribunal of Vienna partly set aside the Vienna Award (please refer below).

Exequatur Proceedings of the Vienna Award before Polish Courts
      On February 2, 2005, Elektrim and DT obtained a partial exequatur of the Vienna Award, the Warsaw Court (Regional Court — Civil Division) having recognized only the first three points of the award’s provisions. Telco appealed this partial exequatur decision for having violated the terms of the New York Convention of June 10, 1958 on the recognition and execution of foreign arbitral awards and its right to a fair trial. The General Prosecutor of Warsaw also lodged an appeal against this decision. On March 29, 2006 the Appeal Court in Warsaw dismissed Telco’s and the Public Prosecutor’s appeals and thus confirmed the partial exequatur obtained on February 2, 2005. Telco intends to file a cassation before the Polish Supreme Court.

Declaratory Proceedings before the Polish Courts
      Following the Vienna Award, in December 2004, Telco initiated proceedings on the merits with the intention of obtaining a declaratory judgment confirming that it is the rightful owner of the PTC shares. At Telco’s request, the Warsaw Court (Regional Court — Commercial Division), by a protective injunction dated December 30, 2004, prohibited any changes to the shareholders’ registry kept by PTC in which Telco is registered. DT and Elektrim have appealed this injunction. On June 21, 2006, the Appeal Court withdrew this injunction.

Proceedings before the Registry Court (District Court) of Warsaw
      On February 25, 2005, despite the injunction of December 30, 2004, the Warsaw Registry Court responsible for the Trade and Companies Registry (KRS), registered Elektrim on the said Registry as a shareholder of PTC in place of Telco, on the basis of a list of PTC’s shareholders and deliberations of the company governing bodies prepared and provided by DT and Elektrim under circumstances which Telco considers fraudulent. Telco appealed this registration decision and lodged a complaint with the Warsaw Prosecutor.
      On August 26, 2005, the Regional Court in Warsaw quashed the decision of February 25, 2005. Consequently, on November 15, the Registry Court re-registered Telco as a shareholder of PTC and its representatives as members of the management and supervisory boards of PTC. However, the current management of PTC, appointed by DT and Elektrim, is still, to date, refusing the Telco representatives access to PTC’s premises. The Registry Court’s decision of November 15, 2005 was appealed by, among others, Elektrim and DT and on June 14, 2006, the Appeal Court overturned the decision and remanded the case back to the Registry Court for re-examination.

Proceedings concerning the “Mega” Operation before Polish Courts
      In October 2005, following searches in the Registry Court, Telco discovered that Elektrim had, on January 31, 2005, supposedly contributed the 48% of the PTC capital which belonged to Telco to one of its subsidiaries, Mega Investments Sp. z o.o. (“Mega”), at a value which was considerably less than their market value. The searches carried out by Telco have also shown that on June 15, 2005 Elektrim pledged the shares it held in Mega’s capital to the company PAI Media, as guarantee for a loan of €90 million granted by PAI Media to ZE PAK, another Elektrim’s subsidiary. Telco has initiated all the proceedings in Poland which are necessary to have invalidated these fictive transactions which relate to its shareholding in PTC. Civil liability proceedings against the directors of Mega, PAI Media and Elektrim have also been initiated. In addition, Telco has lodged a complaint with the Warsaw Prosecutor.

Proceedings for the Annulment of the Vienna Award before the Austrian Courts
      On December 20, 2005, the Vienna Commercial Court annulled at Telco’s request the first sub-paragraph of the Vienna Award which deemed that the contribution of the PTC shares made by Elektrim to Telco in 1999 had been ineffective and that the PTC shares which are the subject of the said transfer had never left Elektrim’s ownership. All the other rulings of the Vienna Award were left unchanged, including the ruling which referred to the absence of jurisdiction of the arbitral tribunal with respect to Telco. The Vienna Commercial Court in particular considered that the arbitral tribunal, after having declared non-jurisdiction with respect to Telco, had contradicted itself by rendering a decision which was likely to affect Telco’s rights. On February 3, 2006, DT and Elektrim have appealed this decision.

Vivendi Case against the Polish State
      On February 28, 2005, Vivendi in the context of the amicable recovery proceedings provided in the treaty, commenced proceedings to seek the Republic of Poland to comply with its commitments in terms of the protection and fair treatment of investors pursuant to the “Agreement between the Government of the Republic of France and the Government of the Republic of Poland on the reciprocal encouragement and protection of investments” signed on February 14, 1989.

Arbitration Proceedings before the London Court of International Arbitration (LCIA)
      On August 22, 2003, Vivendi and Vivendi Telecom International S.A. (VTI) lodged an arbitration claim with an arbitration court under the auspices of the London Court of International Arbitration (LCIA) against Elektrim, Telco and Carcom Warszawa. This request for arbitration relates to the Third Amended and Restated Investment Agreement of September 3, 2001 entered into by and among Elektrim, Telco, Carcom, Vivendi and VTI (“TIA”). The purpose of this Agreement, amongst other things, is to govern relations between Vivendi and Elektrim within Telco. The initial subject matter of the dispute related to the entry into force of certain provisions of this agreement, but has been extended since then by Elektrim to its global validity. Vivendi additionally requested the LCIA to rule on Elektrim’s contractual liability resulting from its breach of this Agreement.
      On March 24, 2005, the LCIA took preventive action against Elektrim prohibiting it from transferring the PTC shares and enjoining it to exercise all the rights attached to the shareholding in PTC in accordance with Telco’s instructions. The interim measure was confirmed on April 28, 2005.
      On May 22, 2006, the LCIA, in its partial award, confirmed the validity of the TIA. The Tribunal also found that May 7, 2003, was the date on which various terms of the TIA and Telco’s articles of association became effective. Elektrim notified Vivendi of its intent to contest the validity of this partial award.

Proceedings before the Polish Competition and Consumer Protection Office
      On April 7, 2005, the Polish Competition and Consumer Protection Office opened an enquiry in order to determine whether Vivendi controlled Ymer (owner of 2% of Telco’s capital until December 2005) and whether it consequently violated the provisions of the national law of December 15, 2000 on the protection of competition by omitting to declare its taking control of Telco.

Proceedings against DT before the Paris Commercial Court
      In April 2005, Vivendi summoned DT before the Paris Commercial Court for criminal responsibility for having wrongfully terminated negotiations. In September 2004, DT ended, without prior notice and without justifying it by legitimate reasons, tripartite negotiations with Elektrim which had begun one year earlier in relation to the transfer of 51% of PTC to DT. Vivendi considers that this abrupt withdrawal was motivated by DT’s wish to appropriate the PTC shareholding at a lower cost by maneuvers which Vivendi considers to be illegal. Vivendi is claiming compensation from DT which is today estimated at €2.2 billion, corresponding to the harm suffered as a result of DT’s behaviour.

Arbitral Proceedings under the Aegis of the International Chamber of Commerce of Geneva (Switzerland)
      Intensive discussions took place in February and March 2006 between Vivendi, Elektrim and Deutsche Telekom as a result of which the parties agreed to settle all pending litigation on the ownership of the PTC shares and to put in place a new joint-venture within PTC between Vivendi and DT. This agreement could not be implemented because DT, after the announcement of the decision of the Warsaw Court of Appeal of March 29, 2006, abruptly decided not to sign the relevant documents. Vivendi believes that the agreement, subject to Swiss law, has been validly concluded by the parties, and has therefore initiated on April 13, 2006, an arbitration proceedings in Geneva under the aegis of the International Chamber of Commerce against DT and Elektrim to enforce its rights thereunder.

DT’s Call Option
      On June 12, 2006, Elektrim announced that an arbitral tribunal in Vienna has rendered an award authorizing DT to exercise a call option in respect of 48% of PTC. Neither Vivendi nor Telco have access to the content of this award as they are not parties to this arbitration proceeding which was between Elektrim and DT. Therefore, such award may not be enforceable against Telco.

Settlement of Tax Dispute over DuPont Shares
      In June 2006, Vivendi announced that an agreement had been reached with the IRS. This agreement ends their dispute relating to both the tax treatment as reported by Seagram for the redemption of 156 million DuPont shares held by Seagram in April 1995 and $1.3 million of deductions made by Seagram during the same tax year in connection with insurance premium expenses. The IRS was claiming additional tax in the amount of approximately $1.5 billion, plus interest accumulated since 1995. On May 31, 2006, in full settlement of this dispute, Vivendi agreed to pay to the IRS a total of approximately $671 million, including tax in the amount of $284 million and interest of $387 million. As a result of this settlement, Vivendi may now eliminate the deferred tax liability previously recorded in connection with this dispute.

SFR
      On December 1, 2005, the French Competition Council issued an order against French mobile telephone operators in respect of the operation of the mobile telephone market, principally during the period 2000-2002. The resulting fine paid by SFR amounted to €220 million and was entered in SFR’s accounts as an expense and was paid during the 2005 fiscal year. However, SFR considers the fine to be unjustified and unrelated to the facts in the case and has therefore appealed the order. On February 9, 2006, SFR filed its appellate brief. A hearing before the Court of Appeal is scheduled on September 12, 2006. SFR is the subject of contentious proceedings brought by customers and consumer associations in connection with this order. As SFR is currently challenging this order, it is not in a position to determine the potential impact of the outcome of these proceedings and has made no provision in its accounts in relation thereto.
      SFR is the subject of contentious proceedings which have been served in connection with competition law, proceedings which are often common with other telecommunications service providers. The management of SFR is not in the position to determine the potential impact of the outcome of these proceedings and, consequently, has made no provision in its accounts in relation thereto.

Universal Music Group
      The Office of the New York Attorney General (NYAG) is investigating radio promotion practices in the music industry, in particular with regard to the four music majors’ commercial relationships with New York radio stations and independent promoters. UMG received subpoenas in September 2004, November 2004 and March 2005, and several additional requests for information from the NYAG with respect to its radio promotion practices. UMG complied with the subpoenas and fully cooperated with the investigation.
      On May 10, 2006, UMG entered into an agreement with the NYAG, whereby UMG agreed to modify its radio promotion practises. The other three major record companies have also reached agreements with the NYAG that provide for similar reforms of their respective radio promotion practises.
      In December 2005, the NYAG opened an investigation of the four major record companies regarding their business dealings with Apple Computer and other digital service providers, as well as their pricing of digital downloads. In connection with this investigation, UMG received a subpoena requesting documents and information. In March 2006, the U.S. Department of Justice opened a similar investigation and also served a subpoena on UMG seeking documents and information. UMG is cooperating in both investigations and is in the process of responding to the subpoenas.
Dividend Policy
      Future dividends will depend on the Group’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the management board and resolution by the Company’s shareholders at Vivendi’s annual shareholders’ meeting.
      For fiscal year 2005, our management board proposed a dividend of €1.00 per share, representing a distribution rate of approximately 55% of our consolidated adjusted net income. The dividend was approved at the shareholders’ meeting held on April 20, 2006.

      Vivendi expects to continue to propose a dividend distribution rate of approximately 50% of its consolidated adjusted net income in 2006.
Significant Changes
      The significant events that occurred between December 31, 2005 and June 23, 2006 are described in the appropriate sections. In particular, the acquisition of an additional 16% stake in Maroc Telecom, completed on January 4, 2005 is described in “Item 18. Financial Statements — Note 2.1”, the combination of Cegetel of Neuf Telecom to create Neuf Cegetel is described in “Item 18. Financial Statements — Note 2.2”, the situation involving Elektrim Telekomunikacja is presented in “Item 18. Financial Statements — Note 2.3” and the proposed combination between Canal+ and TPS of their French pay-TV operations is described in “Item 4. Information on the Company — 2005 Developments”.
Item 9:     The Offer and Listing
Market Price Information
      Our ordinary shares are traded on the “Compartment A” of Eurolist (formerly the Premier marché) by Euronext Paris S.A. (ISIN code: FR 0000127771) and in the form of American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE) under the symbol “V”. Each such ADS represents one share. Vivendi is in the process of terminating its ADR facility in the US and delisting the ADSs from the NYSE. Vivendi expects that the ADSs will be delisted from the NYSE in August 2006.
      The table below sets forth the reported high and low sales prices of Vivendi ordinary shares and ADSs on the Eurolist and on the NYSE, respectively.

Last Six Months

	Eurolist
	(Ordinary		NYSE
	Shares)		(ADSs)

	High	Low	High	Low

May, 2006	€29.60	€26.95	$36.89	$34.65
April, 2006	29.13	27.36	36.53	33.68
March, 2006	29.35	25.00	35.11	30.75
February, 2006	26.61	24.74	31.93	29.83
January, 2006	26.88	25.00	32.34	30.48
December, 2005	26.90	24.71	31.85	29.38

Last Two Years by Quarter

	Eurolist
	(Ordinary		NYSE
	Shares)		(ADSs)

	High	Low	High	Low

2006
Second Quarter (through June 27, 2006)	€29.60	€26.08	$37.00	$33.42
First Quarter	29.35	24.74	35.11	29.83
2005
Fourth Quarter	27.50	24.39	32.54	28.95
Third Quarter	27.56	24.66	33.01	30.96
Second Quarter	26.48	22.50	31.54	29.65
First Quarter	25.21	22.78	32.73	30.38

	Eurolist
	(Ordinary		NYSE
	Shares)		(ADSs)

	High	Low	High	Low

2004
Fourth Quarter	24.00	20.31	32.28	25.94
Third Quarter	23.29	19.06	28.27	23.57
Second Quarter	23.37	19.00	28.10	23.08
First Quarter	23.85	19.30	29.32	24.45

Last Five Years

	Eurolist
	(Ordinary		NYSE
	Shares)		(ADSs)

	High	Low	High	Low

2006 (through June 27, 2006)	€29.60	€24.74	$37.00	$29.83
2005	27.56	22.50	31.54	28.95
2004	24.00	19.00	32.28	23.08
2003	19.71	11.03	24.28	12.30
2002	64.40	8.62	57.90	8.90
2001	82.00	40.22	76.00	37.30
      We urge you to obtain current market quotations.
Item 10:     Additional Information
Organizational Document of Vivendi
      At the shareholders’ meeting held on April 28, 2005, our shareholders approved the change of our corporate form to a société anonyme à directoire et conseil de surveillance and the adoption of amended by-laws (statuts), a copy of which is filed as an exhibit to this annual report.

Register Information
      Vivendi is registered with the Paris Trade Register (Registre du Commerce et des Sociétés de Paris) under the registration number 343 134 763.

Purpose
      Under Article 2 of our statuts, the main corporate purpose of Vivendi is (i) to provide any direct or indirect telecommunications and media/entertainment activities, and any interactive services, to individual, business and public-sector customers, (ii) to market any products and services related to the foregoing, (iii) to engage in any commercial, industrial, financial, stock, share and real-estate transactions directly or indirectly related to the aforementioned purpose or to any similar or related purposes, or contributing to the fulfilment of these purposes, and (iv) more generally, to engage in the management and acquisition, by way of subscription, purchase, contribution, exchange or through any other means, of shares, bonds and any other securities of companies already existing or to be formed and the right to sell such securities.

Members of the Management and Supervisory Boards
      Under the French Commercial Code, each member of the supervisory board must be a shareholder of Vivendi. Our statuts provide that a member of the supervisory board must own at least 1,000 shares of Vivendi for as long as he or she serves as a member of the supervisory board. Members of the supervisory board are elected for a four-year term and are eligible for reelection upon the expiration of his or her term of office. No more than one-third of the members of the supervisory board may be older than the age limit set by law, which is presently seventy. The annual shareholders’ meeting may allocate an aggregate amount of fees to be distributed by the supervisory board to its members. The compensation of the Chairman and Vice-Chairman of the supervisory board is determined by the supervisory board.
      The management board can be composed of two to seven members who are not required to be shareholders of Vivendi. The supervisory board appoints the members of the management board for a four-year term and determines their compensation. Members of the management board may be reappointed and may be dismissed at any time either by the supervisory board or by the shareholders at a shareholders’ meeting.
      The French Commercial Code strictly forbids loans by the Company to any member of our supervisory or management board. In addition, the Company may not provide overdrafts for or guarantee any obligations of a member of our management or supervisory board. This prohibition also applies to spouses or heirs of such persons and other intermediaries.
      Under the French Commercial Code, any agreement between the Company and any member of its supervisory or management board that cannot be reasonably considered to be in the ordinary course of business or is not at arm’s length is subject to the supervisory board’s prior consent. The same applies to agreements between the Company and another company if one of the members of the Company’s supervisory or management board is the owner, general partner, manager, director, general manager or member of the executive or supervisory board of the other company. Moreover, any agreement entered into between the Company and any shareholder holding more than 10% of the voting rights, or in case of a corporation, the company controlling the latter according to Article L. 233-3 of the French Commercial Code, is subject to the same procedure. The member of the supervisory or management board concerned must (i) inform the supervisory board of the agreement and (ii) obtain its approval. The Chairman of the supervisory board must inform the statutory auditors of the existence of the agreement and the shareholders must then vote on a special report prepared by the statutory auditors concerning the agreement at the shareholders’ meeting. If the shareholders fail to approve the agreement, third parties may still rely on it, but the member of the supervisory or management board concerned and, in some circumstances, the other members of the management board, may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate either in the vote of the supervisory board, nor in the vote at the shareholders’ meeting. In addition, the shares of the party to the agreement are not counted for the quorum and majority.
Shareholders’ Meetings

General
      In accordance with the French Commercial Code, there are two types of shareholders’ general meetings, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as the election of members of the supervisory board, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends and the authorization for the issuer to trade in its own shares. Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions (e.g., among other things, increasing or decreasing our share capital, creating a new class of equity securities, selling or transferring substantially all of our assets and voluntary liquidation).
      The French Commercial Code requires our management board to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year unless extended by order of the President of the Commercial Court (Tribunal de Commerce). Both the management and supervisory boards may also convene an ordinary or extraordinary general meeting upon proper notice at any time during the year. If either the management or supervisory board fails to convene a shareholders’ meeting, our independent auditors or a court appointed agent may call the meeting at the request of (i) any interested party in the event of emergency, (ii) one or more shareholders holding at least 5% of our share capital, (iii) certain duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of the Company or (iv) by the workers’ committee in the event of an emergency.

      Shareholders holding more than 50% of our share capital or voting rights after a tender offer or a sale of a controlling stake of Vivendi’s share capital may also convene a shareholders’ meeting.

Notice
      We must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion) published in the Bulletin des Annonces Légales Obligatoires (BALO). The preliminary notice must first be sent to the AMF. The AMF also recommends that the preliminary notice be published in a financial newspaper of national circulation in France and by e-mail or postal mail for registered shares. This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. Within 10 days of the notice, one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization), the workers’ committee in cases of emergency or certain duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of the Company may propose additional resolutions to be voted on at the meeting. We must send a final notice (avis de convocation) containing the agenda, other information about the meeting and general information on Vivendi at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department (département) in which we are registered.
      During the 15 days preceding a shareholders’ meeting, any shareholder may submit to the management board written questions relating to the agenda for the meeting. The management board must respond to these questions.

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
      A holder of registered shares must have his or her shares registered in his or her own name in a shareholder account maintained by us or on our behalf. A holder of shares in bearer form must obtain from the accredited financial intermediary with whom the shares have been deposited a certificate indicating the number of bearer shares owned and attesting that the shares are not transferable until the time fixed for the meeting. These formalities must be fulfilled prior to 3.00 p.m. (Paris time) on the day before the shareholders’ meeting, unless otherwise specified in the notice of meeting or required by applicable laws and regulations.

Proxies and Votes by Mail
      Shareholders may vote in person, by proxy or by postal mail. Proxies will be sent to any shareholder on request, but can only be exercised by the shareholder’s spouse or another shareholder. Alternatively, shareholders may send the Company a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the management board and against all others. Upon decision of the management board specified in the notice of meeting, shareholders may also vote by remote transmission, in accordance with the terms and conditions set by law and regulations.

Quorum and Majority
      The French Commercial Code requires that 20% of the shares entitled to voting rights must be represented by shareholders present in person or voting by mail or by proxy or by any means provided for in our bylaws including by remote data transmission, to fulfill the quorum requirement for either an ordinary or an extraordinary general meeting where an increase in Vivendi’s share capital is proposed through incorporation of reserves, profits or share premium. No quorum is required upon second convocation of such meeting.

      For any other extraordinary general meeting, the quorum requirement upon first convocation is 25% of the shares entitled to voting rights, on the same basis, and 20% of the shares entitled to voting rights, on the same basis, upon second or further convocation. If the quorum is not present at a meeting, the meeting is adjourned for a maximum of two months. Any deliberation by the shareholders that takes place without a quorum is void.
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
      Abstention from voting by those present in person or present by any means, including by remote data transmission in accordance with applicable laws and regulations or represented by proxy or voting by mail, is counted as a vote against the resolution submitted to a shareholder vote.
      Under French company law, treasury shares and/or shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights, are not counted for quorum or majority purposes, and do not receive dividends.

Limitations on Right to Own Securities
      Neither French law nor our statuts contain any provision that limits the right to own Vivendi’s securities or limits the rights of shareholders, including non-resident or foreign shareholders, to hold or exercise voting rights associated with those securities.
      There is no limitation, under French law or in our statuts, on the right of non-French residents or non- French security holders to own, or where applicable, to vote our securities.
      In accordance with French law concerning dematerialization (dématérialisation) of securities, shareholders’ ownership rights are not represented by physical certificates but by book entries in equity securities accounts.
      The Company maintains an account with Euroclear France SA, the French clearing house system, with respect to each class of equity securities in registered form, which is administered by BNP Paribas Securities Services acting on our behalf as our agent. Equity securities held in registered form are registered in a separate account for each holder, either directly, or, at the holder’s request, through such holder’s accredited intermediary.
      In the case of shares held in bearer form, the shares are held on the shareholder’s behalf by an accredited intermediary and are registered in an account maintained by the accredited intermediary with Euroclear France SA. Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear France SA.
      According to the French Commercial Code, shares owned by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary. The intermediary must declare that it is acting as an intermediary and may be requested by the Company to provide the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the beneficial owner can result in the deprivation of the right to vote and the right to receive dividends.
      Our by-laws permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables or TPI, according to which Euroclear France SA will, upon the Company’s request, disclose a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities (including ADSs) held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.
      Pursuant to applicable law, the accredited intermediary which holds shares in bearer form on behalf of a shareholder must transmit the above requested information to Euroclear France within a specific timeframe as provided in the relevant regulation. Within 5 business days after such transmission, the information is provided by Euroclear France to us.
      If the accredited intermediary does not transmit the requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the holders of the securities, the voting rights of the securities giving immediate or future access to the share capital of Vivendi for which the accredited intermediary is registered cannot be exercised until such date as the identity of the relevant security holder has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date.
      In addition, if the accredited intermediary knowingly fails to comply with the obligation to disclose the identity of the relevant security holder, a court may, at our request or one or several shareholders representing at least 5% of our share capital, deprive the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

Change in Control
      There are no provisions in our statuts that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us, or any of our subsidiaries.

Requirements for Holdings Exceeding Certain Percentages
      The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner of, directly or indirectly, more than one-twentieth, one-tenth, three-twentieths, one-fifth, one-fourth, one-third, one-half, two-thirds, eighteen twentieths or nineteen-twentieths of the outstanding shares or the voting rights attached to the share of any French listed company, or that increases or decreases its shareholding or voting rights to any of the above percentages must notify the number of shares and voting rights that it holds to such company and the AMF within five trading days of crossing that threshold. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10% or 20% of Vivendi’s share capital must notify Vivendi and the AMF of its intentions for the 12 months following such acquisition. The AMF makes this notice public. The acquirer may amend its stated intentions by filing a new report.
      Our statuts provide that any person acting alone or in concert with others or group who becomes the owner of at least 0.5%, or any multiple thereof, of our outstanding share capital or voting rights must notify us by registered mail, return receipt requested, within 15 calendar days of the date such threshold has been crossed of the number of shares or voting rights it holds. The same notification requirement applies if any person acting alone or in concert with others falls below such 0.5% threshold, or passes or falls below any multiple thereof.
      In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and transmit such information to the AMF.
      In the event of failure to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended by the Paris Commercial Court at the request of the Chairman of our management board, any shareholder or the AMF for a maximum period of 5 years and may be subject to a €18,000 fine. In the event of failure to comply with the notification requirements provided by our by-laws, one or more shareholders holding 0.5% or more of our share capital or voting rights may require a meeting of the shareholders to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with such notification requirements.
      Under French Law, and subject to limited exemptions, any person or persons acting in concert that become the holder of more than 33 1/3 % of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.
Ordinary Shares

Dividends
      We may distribute dividends to our shareholders from net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years and as reduced by the legal reserve fund allocation described below.
      Under French law, we are required to contribute a minimum of 5% of our annual net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund. This minimum contribution is no longer required if and so long as we maintain a legal reserve equal to 10% of the aggregate nominal value of our issued share capital. The legal reserve is distributable only upon our liquidation. The remaining net income, increased by any profits carried forward, constitutes the distributable profits.
      We must distribute dividends to our shareholders pro rata according to their shareholdings. We must pay any dividends within nine months of the end of the fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of the date of payment revert to the French government.

Voting Rights
      Subject to the limitations on voting rights described above under “Shareholders’ Meetings” and “Requirements for Holdings Exceeding Certain Percentages”, each holder of shares is entitled to one vote per share at any general meeting of our shareholders.

Liquidation Rights
      If Vivendi is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be distributed first to repay in full the nominal value of its shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Future Capital Calls
      All of our outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Vivendi.

Changes in Share Capital
      Under the French Commercial Code, we may increase our share capital only with the approval our shareholders at an extraordinary general meeting (or with a delegation of authority from our shareholders).
      Decisions to increase our share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting of shareholders, acting under the quorum and majority requirements applicable to ordinary general shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting of shareholders.
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
      A two-thirds majority of our ordinary shares entitled to vote at an extraordinary general meeting may vote to waive pre-emptive rights with respect to any particular offering. French law requires a company’s management board and independent auditors to present reports that specifically address any proposal to waive pre-emptive rights. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders a non-transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time. Shareholders may also notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.
      Under the French Commercial Code, we may decrease our share capital only with the approval of our shareholders at an extraordinary general meeting (or with a delegation of authority from our shareholders). There are two methods to reduce share capital: (i) by reducing the number of shares outstanding and (ii) by decreasing the nominal value of existing shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. We may reduce the number of outstanding shares either by an exchange of shares or by the repurchase and cancellation of our shares. Any decrease must meet the requirements of the French Commercial Code, which provides that in the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company’s shares, all shareholders must be offered the possibility to participate in such a reduction and all holders of shares in each class of shares must be treated equally, unless the affected shareholders otherwise agree.
      Each time the shareholders decide a capital increase or decide to delegate to or to authorize the management board the right to carry out a capital increase (except when it results from an earlier issue of securities giving right to shares), they must also consider whether an additional capital increase should be reserved for our employees and our subsidiaries and whether or not to delegate to or to authorize the management board the right to carry out such reserved capital increase.
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
Material Contracts
      Except for the settlement agreement entered into with the IRS on June 2006 ending our dispute concerning the amount of tax due on the redemption of our DuPont shares in April, 2005, we do not have any agreements to which we or any of our subsidiaries have entered into during the preceding two years that could be considered material. For a description of the IRS settlement, see “Item 8. Financial Information — Litigation”.

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
Ownership for Tax Purposes of Our Ordinary Shares or ADSs
      Assuming that the obligations set forth in the Deposit Agreement, dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, among Vivendi SA, The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder and any related agreements will be fulfilled in accordance with their terms, holders of our ADSs will be treated as the owners of the ordinary shares represented by such ADSs for both French tax purposes and US federal income tax purposes. Accordingly, among other consequences, exchanges of our ordinary shares for ADSs or of ADSs for our ordinary shares under the Deposit Agreement will not be subject to French tax or US federal income tax.
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

Taxation of Dividends
      France generally imposes a withholding tax on dividends equal to 25% of the gross amount of dividends paid. However, French tax will be withheld from dividends paid to a US holder of our ordinary shares or ADSs at the 15% rate specified in the Treaty if, pursuant to regulations dated February 25, 2005, issued by the French tax authorities, such holder has provided to the financial institution which manages the holder’s security account, prior to the date of payment of the dividends, a certificate stating that such holder is a US resident within the meaning of the Treaty. This certificate must comply with the example provided by the French authorities and attached as Schedule 1 to the above regulations. The certificate must be accompanied by (i) a certificate of residence signed by the US tax authorities or (ii) a certificate provided by the financial institution that manages the securities account of such holder attesting that the holder is a US resident. Further, the certificate must be accompanied by the following information:

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
      Special rules may apply to holders that are residents of both France and the US for purposes of the Treaty or to holders who own our ordinary shares or ADSs through a permanent establishment or fixed base.
Estate and Gift Taxes
      Under the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, entered into on November 24, 1978, generally a transfer of our ordinary shares or ADSs by a US Holder as a gift or by reason of such holder’s death will not be subject to French gift or inheritance tax unless the US Holder was domiciled in France at the time of the gift or of such holder’s death.

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
Documents on Display
      Documents referred to in this document can be inspected at our offices at 42 avenue de Friedland, Paris Cedex 75380, France.
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
Statement on Corporate Governance as Required by Section 303A.11 of the New York Stock Exchange’s Listed Company Manual

Overview
      Vivendi is incorporated under the laws of France and its principal trading market is Compartment A of Eurolist by Euronext Paris SA. Vivendi’s ADSs are listed on the New York Stock Exchange (NYSE) and trade in the form of ADRs, each of which represent one Vivendi ordinary share. Set forth below is a brief summary of the principal ways in which our corporate governance practices differ from the NYSE’s corporate governance rules applicable to US domestic companies listed on the NYSE.
      Vivendi’s corporate governance principles and practices reflect applicable laws and regulations in France as well as those in the US, including applicable provisions of the Sarbanes-Oxley Act (see “Item 6. Corporate Governance” for information regarding our current corporate governance structure, including the composition and responsibilities of our committees). In addition to complying with all applicable laws and regulations concerning corporate governance, Vivendi’s financial communications also take into account various “best practices” that have developed in recent years in the French, European and US markets.
      Many of the corporate governance rules in the NYSE Listed Company Manual (the Listed Company Manual) do not apply to Vivendi as a “foreign private issuer”. However, Rule 303A.11 of the Listed Company Manual requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to US companies listed on the NYSE. While our management believes that our corporate governance practices are similar in many respects to those of US NYSE-listed companies and provide investors with protections that are comparable in many respects to those established by the Listed Company Manual, there are certain key differences which are described below.

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
      As described in Item 6 of this annual report, Vivendi has a supervisory board and a management board rather than a single board of directors. Two members of Vivendi’s supervisory board are not “independent” as defined under Section 303A.02 of the Listed Company Manual. The Chairman of the supervisory board served as Vivendi’s Chief Executive Officer until April 28, 2005 and both the Chairman and Mr. Bébéar, a member of our supervisory board, serve as members of the supervisory board of AXA (see “Item 6. Directors, Senior Management and Employees — The Supervisory Board” for further information).

Board Committees
      The Listed Company Manual requires that a US listed company have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have published charter that addresses certain matters specified in the Listed Company Manual. Vivendi’s supervisory board has created four committees: Audit Committee, Human Resources Committee, Strategy Committee and Corporate Governance Committee. The Audit and Human Resources committees are comprised solely of independent members. Vivendi’s Corporate Governance Committee does not meet the independence standard of the Listed Company Manual, as the chairman of that committee is not “independent” as defined under the applicable Listed Company Manual standard. The charters of Vivendi’s supervisory board committees are not available on its corporate website, although such charters can be obtained directly from Vivendi upon request.
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

Audit Committee
      With regard to the Listed Company Manual’s rules relating to audit committees, Vivendi’s Audit Committee does not prepare a report included in Vivendi’s annual report, as required under Section 303A.07(c) of the Listed Company Manual. However, Vivendi’s Audit Committee effects frequent periodic reporting to Vivendi’s supervisory board, as well as through communications by Vivendi with the public. While the Listed Company Manual sets forth a detailed standard for oversight by the Audit Committee of a NYSE-listed company of its external auditor’s independence, we believe that Vivendi’s standard surpasses that of the NYSE in that French law requires that Vivendi shareholders appoint our external auditors at the annual shareholders’ meeting, upon recommendation of the supervisory board. The external auditors are appointed for six financial years and cannot be dismissed without cause by the shareholders or the supervisory or management boards before the end of their mandate.

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
      French law requires neither the adoption of such guidelines nor the publication of such certifications. French corporate governance guidelines recommend, however, the boards of directors/supervisory boards of French companies perform an annual self-evaluation and that a formal evaluation be undertaken every three years. Vivendi performed a formal evaluation of its board in February 2006.

Other Differences
      Vivendi, as a foreign private issuer, is exempt from rules imposing certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Vivendi’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provision of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Vivendi ordinary shares and ADSs. In addition, Vivendi is not required to file periodic reports and financial statements with the SEC as frequently or promptly as US companies with securities registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, there may be less publicly-available information for Vivendi than for US listed companies. Finally, as a foreign private issuer, Vivendi’s Chief Executive Officer and Chief Financial Officer issue the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act on an annual basis (with the filing of this annual report) rather than on a quarterly basis as would be the case of a US domestic company filing quarterly reports on a Form 10-Q. For more information regarding our corporate governance, you may refer to our statuts, filed as an exhibit to this annual report.
Item 11.     Quantitative and Qualitative Disclosures about Market Risk
      We centrally manage our financial liquidity, interest rate, foreign currency and equity risks. Our Financing and Treasury Department is responsible for managing these risks and directly reports to the Chief Financial Officer of Vivendi, a member of our management board. The department has the expertise, resources (notably technical resources) and information systems necessary to effectively manage these risks.
      We use various derivative financial instruments to manage and reduce our exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices. All financial instruments are either listed on organized markets or traded over-the-counter with highly rated counterparties. All derivative financial instruments are used for hedging purposes.

Interest Rate Risk Management
      We use interest rate risk management instruments to reduce our net exposure to interest rate fluctuations, to adjust the respective portion of fixed and floating interest rates in our total debt and to lower our net financing costs. The recourse to these instruments has decreased as a result of the substantial reduction in our Group’s gross borrowings. In 2005, our average gross borrowings amounted to €6.7 billion, of which €3.0 billion were issued at fixed rates and €3.7 billion at floating rates. In 2005, our average cost of borrowings stood at 3.83% per year.
      Based on the relative weighting of the Group’s fixed and floating rate positions, a 1% rise in short-term interest rates would lead to an increase of approximately €33 million in borrowing costs and a 1% decrease in short-term interest rates would lead to a decrease of approximately €33 million in our borrowings costs.
      We manage our interest rate risk through pay-floating and pay-fixed interest rate swaps. Pay-floating swaps convert a fixed rate debt into a LIBOR or an EURIBOR rate debt and pay-fixed swaps convert a floating rate debt into fixed rate debt. These instruments enable the Group to manage and hedge the variability of future cash flows required for interest payments on floating rate debt.
Foreign Currency Risk Management
      Our policy with respect to fluctuations in exchange rates is to hedge our probable budget exposure (primarily resulting from monetary flows generated by commercial activity performed in currencies other than the euro) and firm commitments (essentially relating to the acquisition of editorial contents, including sports, audiovisual and film rights). For this purpose, we enter into currency swaps and forward exchange contracts. In accordance with our own internal rules, we do not enter into derivative instruments for speculative purposes.
      The hedging transactions and forward exchange agreements entered into by the Group must satisfy the following criteria:

•	Vivendi is the sole counterparty for foreign currency transactions for the Group, subject to regulatory and operational restrictions;

•	all foreign currency hedging transactions relate, in amount and by maturity, to an identified underlying economic item; and

•	all identified exposures are hedged at a minimum level of 80% for forecasted transaction exposures and 100% for firm commitments.
      In addition, we hedge against foreign currency exposure resulting from our denominated financial assets and liabilities by entering into currency swaps and forward contracts that enable us to refinance or invest our cash positions denominated in euros or in foreign currencies.
      As of December 31, 2005, approximately 98% of our estimated foreign currency exposures was hedged, based on our estimated future cash flows for 2006 and borrowings related exposure. The principal currencies hedged were the US dollar, the Japanese yen, the British pound sterling and the Canadian dollar. In 2005, firm commitments were entirely hedged and approximately 80% of our forecasted transactions were hedged.
      With respect to our foreign currency non-hedged exposure, which represented approximately €40 million as of December 31, 2005, a 10% decrease in the value of the euro against our principal currencies would have resulted in a foreign exchange loss of approximately €4 million.

      The following table provides details of the sensitivity of operating indicators and indebtedness to the US dollar and the Moroccan dirham:
      An increase represents the appreciation of the euro relative to the relevant currency.

	USD				MAD
Average exchange rate used over the year 2005	1.2570				11.05

Change assumptions	+5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%

Revenues	-0.6%	0.6%	-1.3%	1.3%	-0.4%	0.5%	-0.8%	1.0%
Earnings from operations	-0.1%	0.1%	-0.1%	0.1%	-0.9%	1.0%	-1.8%	2.2%
Net cash provided by operating activities	-1.4%	1.4%	-2.7%	2.9%	-1.0%	1.1%	-1.9%	2.3%

	USD				MAD
Exchange rate used as of December 31, 2005	1.1849				10.89

Change assumptions	+5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%

Redemption value of borrowings	-0.1%	0.1%	-0.1%	0.2%	-0.4%	0.5%	-0.8%	1.0%
Cash and cash equivalents	-0.1%	0.1%	-0.2%	0.2%	-1.1%	1.2%	-2.1%	2.6%
Equity Market Risk Management
      Our exposure to equity market risk primarily relates to available-for-sale securities. As of December 31, 2005, before equity market risk management, a decrease in 10% of the stock price of these securities would have a negative net impact of approximately €140 million on our equity.
Credit and Investment Concentration Risk and Counterparty Risk
      We seek to minimize the concentration of our credit and investment risks and our counterparty risk by obtaining credit from a diverse group of highly rated commercial banks and financial institutions (rated at least A-by Standard & Poor’s or the equivalent by other rating agencies) and by conducting investment transactions with them.
      Our credit risk is limited to the replacement cost of the financial instrument at its then estimated fair value. We believe that our exposure to credit risk is extremely limited and that losses related to such risk, if any, would not be material.
      Our market risk on foreign exchange hedging instruments should be offset by changes in the value of the underlying hedged items.
      Our receivables and investments do not represent a significant concentration of credit risk due to our large customer base, the variety of markets in which we sell our products, the geographic diversity of our reporting units and our diversified portfolio in terms of securities and issuers.
Liquidity Risk
      We believe that the financial flexibility of our Group is fully restored due in particular to the current level of our indebtedness, the decrease in interest expense following the upgrading of our debt rating to Investment Grade by Standard & Poor’s, Moody’s and Fitch in 2004 and the redemption of our High Yield Notes mainly in 2004.

Item 12:     Description of Securities Other than Equity Securities
      Not applicable.
PART II
Item 13:     Default, Dividend Arrearages and Delinquencies
      None.
Item 14:     Material Modifications to the Rights of Security Holders
      At our annual meeting of shareholders held on April 20, 2005, our shareholders approved the elimination of the provision of our statuts adjusting the voting rights of shareholders owning in excess of 2% of the Company’s total voting power.
Item 15:     Controls and Procedures
      As of December 31, 2005, Vivendi management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. These are designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, summarized and reported within specific time periods. Based on this evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2005 to a reasonable assurance level (within the meaning of the US federal securities laws).
      No significant changes were made in our internal controls over financial reporting during the period covered by this annual report on Form 20-F that materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.
Item 16A:     Audit Committee Financial Expert
      Vivendi’s supervisory board has determined that Mr. Henri Lachmann is the audit committee financial expert. Mr. Lachmann satisfies the requirements of the definition of “financial expert” as set forth in the instructions to Item 16A of Form 20-F.
Item 16B:     Code of Ethics
      At its March 16, 2004 meeting, Vivendi’s board of directors adopted a code of financial ethics, acting upon a proposal by the Audit Committee and in accordance with the Sarbanes-Oxley Act of 2002. This code applies to Vivendi’s Chief Executive Officer, Chief Financial Officer and other senior financial officers. This code does not replace Vivendi’s compliance program, or any of the codes of ethics applicable to any of its subsidiaries. A copy of Vivendi’s code of financial ethics can be obtained free of charge directly from Vivendi.
Item 16C:     Principal Accountant Fees and Services
      Barbier Frinault & Autres, a member firm of Ernst & Young International (Barbier), and Salustro Reydel, a member firm of KPMG International (SR) have served as Vivendi’s principal independent public accountants for the fiscal years in the two-year period ended December 31, 2005 with respect to our Consolidated Financial Statements.

      The following table presents the aggregate fees for services paid to Barbier and SR for the fiscal years ended December 31, 2005 and 2004:

	SR		Barbier

	Amount		Amount

	2005	2004	2005	2004

	(In millions of euros)
Audit fees	6.4	5.7	8.6	10.9
Audit-related fees	1.3	2.0	0.7	2.6

Tax fees	—	—	—	—
All Other fees	—	—	0.05	—

Total	7.7	7.7	9.35	13.5

      Audit fees consist of fees billed by any of SR and Barbier (collectively, the Auditors) for the audit of the Consolidated Financial Statements of Vivendi and its subsidiaries, audits of subsidiary financial statements (including statutory audits required by local law), review of interim financial statements and other procedures required to be performed by the Auditors in connection with these reviews and/or the issuance of its audit process. Audit fees also include fees for services performed by the Auditors that are closely related to the audit and in many cases could only be provided by our Auditors. Such services include comfort letters and consents provided in connection with capital raising activities, certain reports, attestations, or similar documents relating to regulatory filings by Vivendi and its subsidiaries.
      Audit-related fees consist of fees billed by our Auditors for services that are related to the performance of the audit or review of the Consolidated Financial Statements of Vivendi and its subsidiaries. Audit-related services include due diligence services in connection with potential business acquisitions or divestitures, audits of employee benefit plans, specific agreed-upon procedures required from time to time in order to respond to requests or questions from regulatory authorities or to comply with financial reporting or other regulatory requirements and other audit services.
      Vivendi’s auditors did not provide, for the year ended December 31, 2004, any services that would be classified under the caption Tax fees or All other fees. Barbier provided for the year ended December 31, 2005 services that would be classified under the caption All other fees.
Audit Committee Pre-approval of Policies and Procedures
      The Audit Committee is responsible, to the extent permitted by French law, for establishing and following the procedures relating to the appointment, compensation, retention and oversight of Vivendi’s independent auditors. The Audit Committee provides a recommendation to Vivendi’s supervisory board regarding the appointment and terms of compensation of the Auditors. The Audit Committee also examines auditor independence principles and rules relating to services provided by the Auditors and the scope of the audit.
      The Audit Committee pre-approves all permitted audit and non-audit services performed by the Auditors, in order to assure that these services do not impair the Auditors’ independence or judgment. The policy provides for general annual pre-approval of certain specified permitted services up to €500,000 for each engagement and requires specific pre-approval for engagements exceeding that amount and for all other permitted services. Each year, the Audit Committee, which has been given the authority by Vivendi’s supervisory board to decide upon such matters, will be called upon to render a favorable opinion on all permitted audit and non-audit services with an estimated cost of up to €500,000 for each engagement to be entered into for the next 12 months.
      During 2005, no Audit-Related Fees, Tax Fees or Other non-audit Fees provided to the Group by the statutory auditors were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D:     Exemptions from the Listing Standards for Audit Committees
      Not applicable.
Item 16E:     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				Total Number of		Maximum Number
				Shares Purchased as		of Shares that May
				Part of Publicly		Yet Be Purchased
	Total Number of		Average Price Paid	Announced Plans or		Under the Plans or
Period	Shares Purchased		per Share (€)	Programs		Programs

January 2005	—		—	—		6,350,000
February 2005	715,000	(1)	24.68	715,000	(1)	5,635,000
March 2005	910,020	(1)	23.48	910,000	(1)	4,724,980
April 2005	520,000	(1)	23.78	520,000	(1)	4,204,980
May 2005	—		—	—		4,204,980
June 2005	—		—	—		4,204,980
July 2005	—		—	—		4,204,980
August 2005	—		—	—		4,204,980
September 2005	—		—	—		4,204,980
October 2005	—		—	—		4,204,980
November 2005	—		—	—		4,204,980
December 2005	1,200,000	(2)	26.38	1,200,000	(2)	400,000
January 2006	—		—	—		400,000
February 2006	—		—	—		400,000
March 2006	—		—	—		400,000
April 2006	—		—	—		400,000
May 2006	—		—	—		400,000

(1)	The general shareholders’ meeting of May 6, 2004 authorized the board of directors for a period of 18 months to repurchase and dispose of up to 5% of the Company’s shares at a maximum purchase price per share of €30 and a minimum sale price per share of €20. This authorization was implemented on January 24, 2005 pursuant to delegations of the board of directors dated June 29th and December 7, 2004. The maximum number of shares that could be purchased by virtue of this authorization and the maximum purchase price per share were reduced to 0.60% of the Company’s shares and €30, respectively. This share repurchase program is described in the share repurchase program prospectus (note d’information) which received approval or visa no. 05-032 of the AMF on January 21, 2005. Under this authorization, 2,145,020 shares have been repurchased from January 2005 until December 2005, other than in connection with the liquidity agreement.

(2)	The general shareholders’ meeting of April 28, 2005 authorized the management board for a period of 18 months to repurchase and dispose of up to 10% of the Company’s shares at a maximum purchase price per share of €40. This authorization was implemented on December 20, 2005 pursuant to a delegation of the management board dated October 5, 2005. The maximum number of shares that could be purchased by virtue of this authorization and the maximum purchase price per share were reduced to 0.14% of the Company’s shares and €32, respectively. A summary of this share repurchase program is available at our website http://www.vivendi.com and at the AMF website http://amf-france.org. Under this authorization, 1,200,000 shares have been repurchased from December 21, 2005 to May 31, 2006, other than in connection with the liquidity agreement.
Liquidity Agreement
      In connection with the implementation of our share repurchase program, we have entered into a liquidity agreement with Rothschild & Cie Banque, which provides for the market making in the secondary market or the liquidity of our ordinary shares. This liquidity agreement was established in conformity with the professional code of ethics of the French AFEI (Association française des entreprises d’investissement) and authorizes Rothschild & Cie Banque to purchase our ordinary shares for an amount up to €76 million on the Eurolist from January 24, 2005 for a period of one year with automatic renewal.

PART III
Item 17:     Financial Statements
      Not applicable.
Item 18:     Financial Statements
      See our Consolidated Financial Statements beginning at page F-1.
Item 19:     Exhibits

Exhibit
Number		Description

1.1		Amended and Restated By-Laws and Articles of Association (statuts) of Vivendi as amended on April 20, 2006 (English translation).
2	.1*	Deposit Agreement, dated as of April 19, 1995, as amended and restated as of September 11, 2000, and as further amended and restated as of December 8, 2000, by and among Vivendi SA, The Bank of New York, as Depositary, and all the Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Vivendi’s Registration Statement on Form 8-A, filed on December 29, 2000, File No. 001-16301).
2	.1.1	Amendment to the Deposit Agreement, dated as of May 22, 2006.
4	.1*	Merger Agreement, dated as of June 19, 2000, by and among Vivendi SA, Canal Plus SA, Sofiée S.A., 3744531 Canada Inc. and The Seagram Company Ltd. (incorporated by reference to Vivendi’s Registration Statement on Form F-4, filed on October 30, 2000, File No. 333-48966).
4	.2*	Shareholder Governance Agreement, dated as of June 19, 2000, by and among Vivendi SA, Sofiée SA and certain shareholders of the Seagram Company Ltd. (incorporated by reference to Vivendi’s Registration Statement on Form F-4, filed on October 30, 2000, File No. 333-48966).
4	.3*	Business Combination Agreement, dated as of October 8, 2003, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Universal Studios Holding III Corp. and Vivendi SA (incorporated by reference to Vivendi’s Report of Foreign Private Issuer on Form 6-K, filed on November 4, 2003, File No. 001-16301).
4	.4*	IACI Matters Agreement, dated as of October 8, 2003, by and among General Electric Company, National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc., Universal Studios Holding III Corp. and Vivendi, S.A. (incorporated by reference to Vivendi’s Report of Foreign Private Issuer on Form 6-K, filed on November 4, 2003, File No. 001-16301).
8.1		List of subsidiaries of Vivendi SA.
12.1		Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934.
12.2		Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934.
13.1		Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2		Certification of the Chief Financial Officer Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1		Consent of Salustro Reydel and Barbier Frinault & Autres.
15	.1*	IFRS 2004 Transition (incorporated by reference to Vivendi’s filed annual report on Form 20-F for the year ended December 31, 2004, on June 29, 2005, File No. 001-16301).

*	Incorporated herein by reference as indicated.

VIVENDI

      The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 to the 2004 Form 20-F on June 29, 2005. This 2004 financial information provided on IFRS transition presented as preliminary information the expected quantifiable impact of IFRS adoption on the consolidated statement of financial position as of the transition date, i.e. as of January 1, 2004, the financial position as of December 31, 2004 and the statement of earnings for the year 2004.
      Since this publication, in addition to the consequences of applying IFRS 5 to operations divested since January 1, 2005, the Group has elected to apply several new options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as of January 1, 2004, the comparative statement of financial position as of December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the Consolidated Financial Statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative IFRS information (opening statement of financial position as of January 1, 2004, statement of financial position as of December 31, 2004 and statement of earnings for the year 2004) is described in Note 33.

Report of Independent Registered Public Accounting Firms
To the Board of Directors and Shareholders of Vivendi S.A. (“previously known as Vivendi Universal”):
      We have audited the consolidated balance sheets of Vivendi S.A. and subsidiaries (together « the Company ») as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provided a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Commission for use in the European Union.
      International Financial Reporting Standards as adopted by the European Commission for use in the European Union vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Salustro Reydel	Barbier Frinault & Autres
Member of KPMG International	Ernst & Young

Benoit Lebrun	Dominique Thouvenin
Paris La Défense and Neuilly-sur-Seine, France
March 23, 2006
(Except with respect to matters discussed in Note 34 as to which the date is June 28, 2006)

CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Year Ended
		December 31,

	Note	2005	2004

		(In millions of
		euros, except per
		share amounts)
Revenues	4	€19,484	€17,883
Cost of revenues	4	(9,898)	(9,100)

Margin from operations		9,586	8,783
Selling, general and administrative expenses		(5,807)	(5,464)
Other operating expenses		(33)	(86)

Earnings from operations		3,746	3,233
Other income from ordinary activities	4	75	89
Other charges from ordinary activities	4	(170)	(25)
Income from equity affiliates	14	326	221

Earnings before interest and other financial charges and income and provision for income taxes		3,977	3,518
Interest	5	(218)	(406)
Other financial charges and income	5	619	1,226

Interest and other financial charges and income	5	401	820

Earnings from continuing operations before provision for income taxes		4,378	4,338
Provision for income taxes	6	(204)	(292)

Earnings from continuing operations		4,174	4,046
Earnings from discontinued operations	7	92	777

Earnings		€4,266	€4,823

Attributable to:
Equity holders of the parent		€3,154	€3,767
Minority interests		1,112	1,056
Earnings from continuing operations, attributable to the equity holders of the parent per share — basic (in euros)	8	€2.70	€2.61
Earnings from continuing operations, attributable to the equity holders of the parent per share — diluted (in euros)	8	€2.68	€2.59
Earnings from discontinued operations per share — basic (in euros)	8	€0.08	€0.68
Earnings from discontinued operations per share — diluted (in euros)	8	€0.08	€0.68
Earnings, attributable to the equity holders of the parent per share — basic (in euros)	8	€2.74	€3.29
Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	8	€2.72	€3.27
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2004

		December 31,

	Note	2005	2004

		(In millions of euros)
ASSETS
Goodwill	9	€13,796	€13,154
Non current content assets	10	2,462	2,431
Other intangible assets	11	1,937	2,177
Property, plant and equipment	12	4,331	4,740
Investments in equity affiliates	14	6,856	5,773
Non current financial assets	15	3,783	3,787
Deferred tax assets	6	1,784	1,282

Non current assets		34,949	33,344

Inventories	16	375	315
Current tax receivables	6	822	772
Current content assets	10	790	579
Trade accounts receivable and other	16	4,531	4,528
Short-term financial assets	15	114	162
Cash and cash equivalents	17	2,902	3,159

		9,534	9,515
Assets held for sale	7	—	180

Current assets		9,534	9,695

TOTAL ASSETS		€44,483	€43,039

EQUITY AND LIABILITIES
Share capital	18	€6,344	€5,899
Additional paid-in capital	18	6,939	7,313
Retained earnings and other		5,486	2,237
Equity associated with assets held for sale	7	—	—

Equity, attributable to equity holders of the parent		18,769	15,449
Minority interests		2,839	2,643

Total equity		21,608	18,092
Non current provisions	20	1,220	1,561
Long-term borrowings and other financial liabilities	23	4,545	5,357
Deferred tax liabilities	6	3,476	3,282
Other non current liabilities	16	1,342	1,955

Non current liabilities		10,583	12,155

Trade accounts payable and other	16	8,737	8,187
Current tax payables	6	762	1,298
Current provisions	20	578	357
Short-term borrowings and other financial liabilities	24	2,215	2,842

		12,292	12,684
Liabilities associated with assets held for sale	7	—	108

Current liabilities		12,292	12,792

Total liabilities		22,875	24,947

Contractual obligations and contingent assets and liabilities	29	—	—

TOTAL EQUITY AND LIABILITIES		€44,483	€43,039

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Year Ended
		December 31,

	Note	2005	2004

		(In millions of
		euros)
Operating activities:
Earnings, attributable to equity holders of the parent		€3,154	€3,767
Minority interests		1,112	1,056
Adjustments	27	876	(80)
Dividends received from equity affiliates	27	355	404
Content investments, net	10	(15)	219
Other changes in net working capital	16	166	114
Interest paid	5	(218)	(406)
Other financial items (excluding sales of financial assets)		(486)	(214)
Income tax paid	6	(1,386)	(622)

Net cash provided by operating activities		€3,558	€4,238
Investing activities:
Capital expenditures		(1,580)	(1,322)
Purchases of consolidated companies, after acquired cash		(1,406)	(364)
Purchases of investments in equity affiliates		—	(30)
Increase in financial assets		—	—

Investments		€(2,986)	€(1,716)
Proceeds from sales of property, plant, equipment and intangible assets		89	196
Proceeds from sales of consolidated companies, after divested cash		(200)	4,967
Sales of investments in equity affiliates		54	274
Decrease in financial assets		226	23

Divestments		€169	€5,460

Net cash provided by (used for) investing activities		€(2,817)	€3,744
Financing activities:
Net proceeds from issuance of common shares		39	18
Sales (purchases) of treasury shares		(108)	(27)
Dividends paid by Vivendi S.A.		(689)	—
Dividends paid by consolidated companies to their minority shareholders	27	(965)	(1,832)

Transactions on equity		€(1,723)	€(1,841)
Setting up of long-term borrowings and increase in other long-term financial liabilities		2,380	1,148
Principal payment on long-term borrowings and decrease in other long-term financial liabilities		(1,649)	(3,448)
Principal payment on short-term borrowings		(963)	(4,547)
Other changes in short-term borrowings and other short-term financial liabilities		920	1,143

Transactions on borrowings and other financial liabilities		€688	€(5,704)

Net cash provided by (used for) financing activities		(1,035)	(7,545)
Foreign currency translation adjustments		37	(15)
Net cash related to discontinued operations	7	—	11

Change in cash and cash equivalents		€(257)	€433

Cash and cash equivalents:
At beginning of the year		€3,159	€2,726

At end of the year		€2,902	€3,159

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Full year 2005

		Attributable to Vivendi SA shareholders

					Retained Earnings and Other
											Equity
		Common shares				Net	Foreign		Equity		attributable
				Additional		unrealized	currency		associated		to equity
		Number of		Paid-in	Retained	gains	translation	Treasury	with assets		holders of	Minority	Total
	Note	shares	Amount	Capital	Earnings	(losses)	adjustments	shares	held for sale	Total	the parent	interests	equity

		(In thousands)
				(In millions of euros, except number of shares)
BALANCE AS OF DECEMBER 31, 2004		1,072,624	5,899	€7,313	€2,929	€910	€(1,593)	€(9)	€—	€2,237	€15,449	€2,643	€18,092

Redemption of ORA (November 2005)	18.2	78,672	433	(433)	—	—	—	—	—	—	—	—	—
Dividends paid by Vivendi S.A. (€0.6 per share)		—	—	—	(689)	—	—	—	—	(689)	(689)	—	(689)
Other transactions with shareholders		2,181	12	59	(43)	—	—	(44)	—	(87)	(16)	—	(16)

Dividends and other transactions with shareholders		80,853	445	(374)	(732)	—	—	(44)	—	(776)	(705)	—	(705)

Available-for- sale securities, net of €55 million of tax	15.1	—	—	—	—	(11)	—	—	—	(11)	(11)	(1)	(12)
Other charges and income directly recorded in equity		—	—	—	1	(10)	891 (a)	—	—	882	882	(1)	881

Total charges and income directly recorded in equity		—	—	—	1	(21)	891	—	—	871	871	(2)	869

Earnings		—	—	—	3,154	—	—	—	—	3,154	3,154	1,112	4,266

Total charges and income recorded over the year		—	—	—	3,155	(21)	891	—	—	4,025	4,025	1,110	5,135

Acquisition of an additional 16% stake in Maroc Telecom	2.1	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Dividends paid by subsidiaries to minority interests	27.2	—	—	—	—	—	—	—	—	—	—	(965)	(965)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	89	89

Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(914)	(914)

Total changes over the year		80,853	445	(374)	2,423	(21)	891	(44)	—	3,249	3,320	196	3,516

BALANCE AS OF DECEMBER 31, 2005		1,153,477	6,344	€6,939	€5,352	€889	€(702)	€(53)	€—	€5,486	€18,769	€2,839 (b)	€21,608

Percentage change over the year		+7.5%									+21.5%	+7.4%

(a)	Includes changes in foreign currency translation adjustments relating to the investment in NBC Universal in the amount of €761 million.

(b)	Includes €120 million in cumulative foreign currency translation adjustments.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Full year 2004

		Attributable to Vivendi SA shareholders

					Retained Earnings and Other
												Equity
		Common shares				Net	Foreign			Equity		attributable
				Additional		unrealized	currency			associated		to equity
		Number of		Paid-in	Retained	gains	translation		Treasury	with assets		holders of	Minority	Total
	Note	shares	Amount	Capital	Earnings	(losses)	adjustments		shares	held for sale	Total	the parent	interests	equity

		(In thousands)
				(In millions of euros, except number of shares)
BALANCE AS OF JANUARY 1, 2004		1,071,519	5,893	€7,234	€(883)	€257	€—		€(1)	€231	€(396)	€12,731	€3,961	€16,692

Dividends and other transactions with shareholders		1,105	6	79	(67)	—	—		(8)	—	(75)	10	—	10

Available-for- sale securities, net of - €39 million of tax	15.1	—	—	—	—	653	—		—	—	653	653	—	653
Other charges and income directly recorded in equity		—	—	—	112	—	(1,593	)(a)	—	(231)	(1,712)	(1,712)	—	(1,712)

Total charges and income directly recorded in equity		—	—	—	112	653	(1,593)		—	(231)	(1,059)	(1,059)	—	(1,059)

Earnings		—	—	—	3,767	—	—		—	—	3,767	3,767	1,056	4,823

Total charges and income recorded over the year		—	—	—	3,879	653	(1,593)		—	(231)	2,708	2,708	1,056	3,764

NBC-Universal transaction: divestiture of 80% of VUE	2.4	—	—	—	—	—	—		—	—	—	—	(563)	(563)
Change in value of commitments to purchase minority interests		—	—	—	—	—	—		—	—	—	—	55	55
Dividends paid by subsidiaries to minority interests	27.2	—	—	—	—	—	—		—	—	—	—	(1,849)	(1,849)
Other transactions with minority interests		—	—	—	—	—	—		—	—	—	—	(17)	(17)

Transactions with minority interests		—	—	—	—	—	—		—	—	—	—	(2,374)	(2,374)

Total changes over the year		1,105	6	79	3,812	653	(1,593)		(8)	(231)	2,633	2,718	(1,318)	1,400

BALANCE AS OF DECEMBER 31, 2004		1,072,624	5,899	€7,313	€2,929	€910	€(1,593)		€(9)	€—	€2,237	€15,449	€2,643 (b)	€18,092

(a)	Includes changes in foreign currency translation adjustments relating to the investment in NBC Universal in the amount of -€764 million.

(b)	Includes €9 million in cumulative foreign currency translation adjustments.
The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      Vivendi is a limited liability company (société anonyme) incorporated under French law, and subject to French commercial company legislation and, in particular, the provisions of the French Code de Commerce. Vivendi was incorporated on December 18, 1987 for a term of 99 years expiring on December 17, 2086, except in the event of an early dissolution or unless extended. Its registered office is located at 42 avenue de Friedland — 75008 Paris (France). Vivendi is listed on the Paris and New York stock exchanges.
      The corporate purpose of Vivendi, in France and abroad, is to provide communication, telecommunication and interactive services, and to market products and services related to these activities and, in particular, the publishing and distribution of music content, video games, pay television channels and fixed-line and mobile telephone services.
      The Consolidated Financial Statements present the accounting position of Vivendi and its subsidiaries (the “Group”), together with interests in equity affiliates and joint ventures. They are expressed in euros, and all values are rounded to the nearest million.
      On February 21, 2006, the management board of Vivendi approved the Consolidated Financial Statements for the year ended December 31, 2005 (except Note 34, see below). On February 28, 2006, these financial statements were reviewed by the supervisory board of Vivendi, after their review by the Audit Committee on February 22, 2006.
      On February 28, 2006 and March 21, 2006, the management board met again to modify the notes to the Consolidated Financial Statements relating to the consolidation method used for Elektrim Telekomunikacja (Telco) and PTC (see Note 2.3), the total amount of dividend distribution for the year 2005 (see Note 18.3) and the compensation of directors and officers (see Note 28.1).
      On April 20, 2006, the Consolidated Financial Statements for the year ended December 31, 2005 were approved by Vivendi shareholders at Vivendi’s Annual General Meeting.
      The supplemental information required under US Generally Accepted Accounting Principles (US GAAP) and by the US Securities and Exchange Commission (SEC) are disclosed in Note 34 and were established under the responsibility of Vivendi’s management. These supplemental information were presented to the Audit Committee at its meeting held on March 21, 2006.

Note 1.	Accounting policies and valuation methods

1.1.	Basis of preparation of the 2005 Consolidated Financial Statements and the 2004 comparative financial statements
      In accordance with European regulation no. 1606/2002 of July 19, 2002 on the application of international accounting standards, Vivendi’s Consolidated Financial Statements for the year ended December 31, 2005 were prepared in accordance with the IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as of December 31, 2005, as approved by the European Union (EU). The 2005 financial statements include an opening statement of financial position as of January 1, 2004, the date on which the impacts of IFRS transition were recorded against equity in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards” and the 2004 comparatives were prepared using the same basis of accounting.
      The note “IFRS 2004 transition” was published on April 14, 2005 and included in the 2004 Document de Référence filed with the AMF on April 18, 2005 under number D05-0456 (pages 335 et seq.) and in the 2004 Form 20-F filed with the SEC on June 29, 2005, as exhibit 15.1. These 2004 comparative financial statements prepared in connection with the Company’s transition to IFRS disclosed preliminary information on the expected quantifiable impact of the adoption of IFRS on the consolidated statement of financial position as of the transition date (i.e. as of January 1, 2004), the financial position as of December 31, 2004 and the statement of earnings for the year 2004. Since this publication, in addition to the impact of applying IFRS 5 to operations divested since January 1, 2005, the Group has elected to apply several new options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as of January 1, 2004, the comparative statement of financial position as of December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the Consolidated Financial Statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative 2004 IFRS financial information (opening statement of financial position as of January 1, 2004, statement of financial position as of December 31, 2004 and statement of earnings for the year 2004) is presented in Note 33.

1.2.	Compliance with accounting standards
      Vivendi’s Consolidated Financial Statements have been prepared in accordance with the IFRS.
      Vivendi prepared its 2005 Consolidated Financial Statements and the 2004 comparative financial statements adopting:

1. All mandatory IFRS/IFRIC (International Financial Reporting Interpretations Committee) standards and interpretations as of December 31, 2005. All of these standards and interpretations, as applied by Vivendi, have been adopted by the EU.

2. As of January 1, 2004:

•	IAS 32 and 39 on financial instruments. Vivendi is not impacted by any of the sections of IAS 39 that were not adopted by the EU. Consequently, Vivendi has applied IAS 39 in full in its 2004 comparative financial statements and its 2005 Consolidated Financial Statements;

•	IFRS 5, which requires the reclassification of activities whose disposal has been decided as assets held for sale or discontinued operations; and

•	Revised IAS 19, which notably requires additional information on employee benefit plans.

3. IFRIC Draft Interpretation D17, IFRS 2 — Group and Treasury Share Transactions
      Vivendi has chosen to apply the option offered by IFRIC Draft Interpretation D17 on the grant of equity instruments within groups. As such, the portion of share-based compensation is allocated to each business segment pro rata according to the number of equity instruments (stock options and shares subscribed through the Group’s savings schemes) held by their respective executives and employees.

4. The following options, pending a decision of the IASB or IFRIC on the matter:

•	In the absence of guidance provided by the IFRS, in the event of the acquisition of an additional interest in a subsidiary, Vivendi recognizes the excess of the acquisition cost over the carrying amount of minority interests acquired as goodwill.

•	In accordance with IAS 32, put options granted by Vivendi to holders of minority interests in its subsidiaries are reported as financial liabilities at the present value of the cost of acquisition. In the absence of guidance provided by IFRS 3 on business combinations and pending publication of an IASB/IFRIC interpretation, Vivendi accounts for as goodwill, the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the cost of acquisition, and the subsequent change in this present value (with the exception of the undiscounting effect or expected losses).

•	Pending an IFRIC interpretation, Vivendi does not accrue loyalty coupons granted to the customers of SFR and Maroc Telecom for the replacement of their mobile phone, which do not result in an additional cost. In effect, these bonuses do not represent a benefit greater than that granted to new customers at the inception date of a contract. Loyalty coupons convertible into free services are accrued.

1.3.	Principles governing the preparation of the Consolidated Financial Statements
      Pursuant to the IFRS accounting policies, the Consolidated Financial Statements have been prepared according to the historical cost principle, with the exception of certain asset and liabilities detailed below. They include the financial statements of Vivendi and its subsidiaries after elimination of the main intragroup items and transactions.
      Vivendi has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31.
      Subsidiaries acquired are included in the Consolidated Financial Statements from the acquisition date, or, for convenience reasons and if the impact is not material, the date of the most recent consolidated statement of financial position.

1.3.1	Use of estimates
      The preparation of Consolidated Financial Statements in compliance with IFRS requires Group management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions, based in particular on past achievements or expectations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of Group assets, liabilities, equity or earnings. These estimates and assumptions notably relate to the measurement of deferred taxes, provisions, employee benefits, share-based compensation and certain financial instruments, revenue recognition and the valuation of goodwill, other intangible assets and property, plant and equipment. They are detailed in the related paragraphs of this Note 1.3.

1.3.2	Principles of consolidation
      A list of Vivendi’s major subsidiaries and related affiliates is presented in Note 31 “Major subsidiaries as of December 31, 2005 and 2004”.

Full consolidation
      All companies in which Vivendi has a controlling interest, specifically when it has the power to govern the financial and operating policies of these companies so as to obtain benefits from their activities, are fully consolidated.
      A controlling position is presumed to exist when Vivendi holds, directly or indirectly, a voting interest in excess of 50%, and where no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or to block ordinary decisions taken by Vivendi.
      A controlling position also exists when Vivendi, holding an interest of 50% or less in an entity, possesses (i) control over more than 50% of the voting rights by virtue of an agreement with other investors, (ii) the power to govern the entity’s financial and operating policies by agreement or statute, (iii) the right to appoint or remove the majority of the board of directors or other governing body, or (iv) the power to assemble the majority of voting rights at meetings of the board of directors or other governing body.
      Vivendi consolidates special purpose entities that it controls in substance either because it has the right to obtain a majority of benefits, or because it retains the majority of residual risks inherent in the special purpose entity or its assets.

Proportionate consolidation
      Companies that are jointly controlled by Vivendi and a limited number of other shareholders pursuant to a contractual arrangement are proportionally consolidated.

Equity method
      Affiliates over which Vivendi exercises significant influence are accounted for under the equity method.
      Significant influence is presumed to exist when Vivendi holds, directly or indirectly, at least 20% of an entity’s voting rights, unless it can be clearly demonstrated otherwise. Significant influence can be demonstrated on the basis of other criteria, such as a representation on the board of directors or the entity’s equivalent governing body, participation in policy-making processes, material transactions with the entity or interchange of managerial personnel.

1.3.3	Foreign currency translation
      Foreign currency transactions are initially recorded in the functional currency at the exchange rate prevailing at the transaction date. At the closing date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the exchange rate prevailing on that date. All foreign currency adjustments are expensed, apart from the adjustments on borrowing in foreign currencies, which constitute a hedge for the net investment in a foreign entity. These adjustments are allocated directly to equity until the divestiture of the net investment.
      Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated on the basis of the exchange rate at the end of the period; and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in equity.
      In accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”, Vivendi decided to reverse the accumulated foreign currency translation adjustments against retained earnings as of January 1, 2004. These foreign currency translation adjustments resulted from the translation into euro of the financial statements of subsidiaries having foreign currencies as their functional currencies. Consequently, on the subsequent divestiture of the subsidiaries, affiliates or joint ventures whose functional currency is not the euro, as the case may be, these adjustments are not taken to earnings.

1.3.4	Revenues from operations and associated costs
      Revenues from operations are recognized when it is probable that future economic benefits will be obtained by the Group, and that these revenues can be reliably measured.

1.3.4.1	Universal Music Group (UMG)
      Revenues from the sale of recorded music, net of a provision for estimated returns (please refer to Note 1.3.4.5 hereof) and rebates, are recognized on shipment to third parties, at shipping point for products sold free on board (FOB), and on delivery for products sold free on destination.
      Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artists’ costs, recording costs and direct overheads. Selling, general and administrative expenses notably include marketing and advertising expenses, selling costs, provisions for doubtful receivables and indirect overheads.

1.3.4.2	Vivendi Games
      Revenues from the sale of boxes for Massively Multiplayer Online Role Playing Games (MMORPG), as well as revenues from the sale of boxes for other games, are recorded upon transfer of the ownership and related risks to the distributor, net of a provision for estimated returns (please refer to Note 1.3.4.5 hereof) and rebates. Revenues generated by subscriptions and prepaid cards for online games are recorded on a straight-line basis over the duration of the service.
      Cost of revenues includes manufacturing, warehousing, shipping and handling costs, royalty expenses, research and development expenses and the amortization of capitalized software development costs.

1.3.4.3	The Canal+ Group

Pay television
      Revenues from television subscription services for terrestrial, satellite or cable pay television programming are recognized over the service period. Revenues from advertising are recognized over the period during which advertising commercials are broadcast. Revenues from ancillary services (such as interactive services or video-on-demand services) are recognized over the service period. Subscriber management and acquisition costs, as well as television distribution costs, are included in cost of revenues.

Theatrical film and television programming distribution
      Theatrical revenues are recognized as the films are screened. Revenues from film distribution, and from video and television or pay television licensing agreements are recognized when the films and television programs are available for telecast, and all the other conditions for sale have been met. Home video product revenues, less a provision for estimated returns (please refer to Note 1.3.4.5 hereof) and rebates, are recognized upon shipment and availability of the product for retail sale to the ultimate customer. Amortization of film and television capitalized costs, participation and residual costs, theatrical print costs, home video inventory costs and television and home video marketing costs are included in cost of revenues.

1.3.4.4	SFR and Maroc Telecom
      Revenues from telephone subscriptions are recognized on a straight-line basis over the subscription contract period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from the sale of telecommunications equipment (mobile phone and other), as part of telephone packages, net of point-of-sale discounts and connection charges, are recognized upon activation of the line. Customer acquisition and loyalty costs for mobile phones, principally consisting of rebates on the sale of equipment to customers through distributors, are recognized as a deduction from revenues. Customer acquisition and loyalty costs consisting of premiums not related to the sale of equipment as part of telephone packages and commissions paid to distributors are recognized as selling and general expenses.
      Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers (mainly toll numbers) are accounted for net of related expenses.
      Cost of revenues comprises purchasing costs (including purchases of mobile phones), interconnection and access costs, and network and equipment costs. Selling, general and administrative expenses notably include commercial costs consisting of marketing and customer care expenses.

1.3.4.5	Other
      Provisions for estimated returns are deducted from sales of products to customers through distributors. They are estimated based on past sales statistics and take into account the economic environment and product sales forecasts.
      Selling, general and administrative expenses principally include salaries and employee benefits, rents, consulting and services fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g. Finance department or General Counsel comprising the Legal department), and other operating expenses.
      Advertising costs are expensed as incurred.
      Shipping and handling costs are included in the cost of revenue line item. Shipping and handling costs reimbursed by customers, such as postage, freight packing and small order surcharges, are recorded as revenues.
      Slotting fees and cooperative advertising expenses are recorded as a reduction in revenues. However, cooperative advertising at UMG and Vivendi Games is treated as a marketing expense and expensed when the expected profit is individualized and can be estimated.

1.3.5	Assets

1.3.5.1	Goodwill and business combinations
      In accordance with the provisions of IFRS 1, Vivendi decided not to restate business combinations prior to January 1, 2004.
      In accordance with the provisions of IFRS 3, business combinations are recorded using the purchase method. Under this method, on the initial consolidation of an entity over which the Group has acquired exclusive control, the assets acquired and the liabilities and contingent liabilities assumed are recognized at their fair value at the acquisition date. At this date, goodwill is initially measured at cost, being the excess of the cost of the business combination over Vivendi’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. If goodwill is negative, it is recognized directly in the statement of earnings.
      Subsequently, goodwill is measured at cost less accumulated impairment losses recorded. Goodwill is subject to impairment tests each year, or more frequently when events or changes in the market environment indicate a risk of impairment loss. In the event of a loss in value, an impairment loss is recorded in other charges from ordinary activities.
      In addition, pursuant to the provisions of IFRS 3, the following principles are applied to business combinations:

•	On the acquisition date, goodwill is allocated to each cash-generating unit likely to benefit from the business combination.

•	In the event of acquisition of an additional interest in a subsidiary, the excess of the acquisition cost over the carrying amount of minority interests acquired is recognized as goodwill.

•	Goodwill is no longer amortized.
      Vivendi previously recorded goodwill as a reduction in equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999 and the acquisition of US Filter and an additional investment in the Canal+ Group in 1999.

1.3.5.2	Content assets

UMG
      Music publishing rights and catalogs include music catalogs, artists’ contracts and publishing rights acquired in December 2000 as part of the acquisition of The Seagram Company Ltd. or more recently. They are amortized over 15 years in selling, general and administrative expenses.
      Royalty advances to artists, songwriters and co-publishers are capitalized as an asset when their current popularity and past performances provide a reasonable basis for concluding that the probable future recoupment of such royalty advances against earnings otherwise payable to them is reasonably assured. Royalty advances are recognized as an expense as subsequent royalties are earned by the artist, songwriter or co-publisher. Any portion of capitalized royalty advances not deemed to be recoverable against future royalties is expensed during the period in which the loss becomes evident. These expenses are recorded in cost of revenues.
      Royalties earned by artists, songwriters and co-publishers are recognized as an expense in the period in which the sale of the product takes place, less a provision for estimated returns.

Vivendi Games
      In the ordinary course of its business, Vivendi Games pays advances on royalties and license fees to entitled beneficiaries for the use of their intellectual property content for developing new games (e.g. software developments, graphics or editorial content). Such royalty and license fee advances are recognized as an expense, based on contractual rates, in the period in which revenues from the sale of the games integrating the intellectual property content are recognized. Any portion of capitalized royalty and license fee advances not deemed to be recoverable from future royalties and license fees is expensed during the period in which the loss becomes evident.

The Canal+ Group

Film, television or sport broadcasting rights
      When signing contracts for the acquisition of film, television or sport broadcasting rights, the rights acquired are recorded as off-balance sheet commitments. They are recorded in the statement of financial position, classified as content assets, as follows:

—	Film and television broadcasting rights are recognized at their acquisition cost, when the screening certificate has been obtained and the programming is available for exhibition. They are expensed over their broadcasting period.

—	Sport broadcasting rights are recognized at their acquisition cost, on the opening of the broadcasting period of the related sport season or upon the first payment and are expensed as they are broadcast.

—	Expensing of film, television or sport broadcasting rights is included in cost of revenues.

Theatrical film and television rights produced or acquired to be sold
      Theatrical film and television rights produced or acquired before their initial exhibition to be sold are recorded as a content asset at capitalized cost (mainly direct production or co-production costs and overhead costs) or at their acquisition cost. Theatrical film and television rights are amortized, and co-production and other related costs are expensed, pursuant to the estimated revenue method, i.e., based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. Such revenues are estimated to be generated over a maximum 12-year period. Where appropriate, estimated losses are provided in full against earnings of the period, on an individual product basis, in which the losses are estimated.

Film and television rights catalogs
      Catalogs are comprised of film rights acquired for a second television exhibition, or film and television rights produced or acquired that are sold after their first television exhibition (i.e. after the first broadcast on a terrestrial channel). They are recognized as an asset at their acquisition or transfer cost, and amortized as groups of films or individually, based on the estimated revenue method, respectively.

1.3.5.3	Research and development costs
      Research costs are expensed when incurred. Development expenses are capitalized when the feasibility and profitability of the project can reasonably be considered certain.

Cost of software for rental, sale or commercialization
      Capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established, and they are considered recoverable. These costs are mainly generated by Vivendi Games as part of games development and are amortized over 4 months starting when the product is placed on sale. Technical feasibility is determined individually for each product. Non-capitalized software development costs are immediately recorded in research and development costs.

Cost of internal use software
      Direct internal and external costs incurred for the development of computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements resulting in additional functionality are also capitalized. These capitalized costs mainly recognized at SFR are amortized over 4 years. Maintenance and minor upgrade and enhancement costs are expensed as incurred.

1.3.5.4	Other intangible assets
      Intangible assets acquired separately are recorded at cost, and intangible assets acquired in connection with a business combination are recorded at their fair value at acquisition date. The historical cost model is applied to intangible assets subsequent to their initial recognition. Amortization is accrued for assets with a finite useful life. Useful life is reviewed at the end of each reporting period.
      Music catalogs, trade names, subscribers’ bases and market shares generated internally are not recognized as intangible assets.

SFR and Maroc Telecom
      Licenses to operate telecom networks are recorded at historical cost and amortized on a straight-line basis from the effective starting date of the service until maturity. Licenses to operate in France are recognized in the amount of the fixed upfront fee paid at the granting of the license. The variable fee which cannot reliably be determined (equal for the UMTS license to 1% of the revenues generated by the activity) is recorded as an expense when incurred.
      Vivendi has chosen not to apply the option available under IFRS 1, regarding the remeasurement, as of January 1, 2004, of certain intangible assets at their fair value at that date.

1.3.5.5	Property, plant and equipment
      Property, plant and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property, plant and equipment include significant components with different useful lives, they are recorded and amortized separately. Amortization is computed using the straight-line method based on the estimated useful life of the assets, generally 15-60 years for buildings and 5-30 years for equipment and machinery. Useful life is reviewed at the end of each reporting period.
      Assets financed by finance lease contracts are capitalized at the lower of the fair value of future minimum lease payments and market value and the related debt is recorded in “borrowings and other financial liabilities”. These assets are amortized on a straight-line basis over their estimated useful life. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.
      Subsequent to initial recognition, the cost model is applied to property, plant and equipment, including investment real estate.
      Vivendi has elected for not to apply the option provided by IFRS 1, involving the remeasurement, as of January 1, 2004, of certain property, plant and equipment at their fair value at that date.
      In accordance with the provisions of IFRS 1, Vivendi has decided to apply IFRIC Interpretation 4 “Determining whether an arrangement contains a lease” to commercial contracts for the supply of the Canal+ Group satellite capacity (please refer to Note 29.3 “Contractual obligations and contingent assets and liabilities — off-balance sheet commercial commitments as of December 31, 2005”).

1.3.5.6	Asset impairment
      When events or changes in the economic environment indicate a risk of impairment of goodwill, other intangible assets or property, plant and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the higher of an asset’s fair value (less costs to sell) and its value in use.

Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.
      In addition, asset impairment tests are subject to the following provisions, pursuant to IAS 36:

•	Irrespective of whether there is any indication of impairment, goodwill and other indefinite life intangible assets are subject to an annual impairment test. This test is performed during the fourth quarter of each year. The recoverable value of each of the Group’s operating units is compared to the carrying amount of the corresponding assets (including goodwill).

•	Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the group of assets.

•	Value in use is determined based on cash flow projections consistent with the most recent budget and business plan approved by executive management and presented to the management board. The discount rate applied reflects current assessments by the market of the time value of money and the risks specific to the asset or group of assets.

•	Fair value (less costs to sell) is the amount obtainable from the sale of the asset or group of assets in an arm’s length transaction between knowledgeable and willing parties, less costs to sell. These values are determined based on market data (comparison with similar listed companies, value attributed in recent transactions and stock market prices) or, in the absence of reliable data, based on discounted future cash flows.

•	If the recoverable amount is less than the carrying amount of an asset or group of assets, an impairment loss is recognized for the difference. In the case of a group of assets, this impairment loss is recorded first against goodwill.

•	Impairment losses recognized in respect of property, plant and equipment and intangible assets (other than goodwill) may be reversed in a later period if the recoverable amount becomes greater than the carrying amount, within the limit of impairment losses previously recognized. Impairment losses recognized in respect of goodwill cannot be reversed.

1.3.5.7	Financial assets
      Financial assets are initially recognized at cost, corresponding to the fair value of the price paid, including associated acquisition costs. Investments classified as “available for sale” are subsequently measured at fair value. Unrealized gains and losses on available-for-sale securities are recognized in equity until the financial asset is sold, collected or removed from the statement of financial position in another way, or until there is objective evidence that the investment is impaired, at which time the accumulated gain or loss previously reported in equity is expensed.
      For financial assets actively traded in organized public markets, fair value is determined by reference to the published market price at closing date. For financial assets for which no published market price exists in an active market, fair value is estimated. As a last resort, the Group values financial assets at historical cost less any impairment losses, when a reliable estimate of fair value cannot be made using valuation techniques in the absence of an active market.

1.3.5.8	Inventories
      Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase costs, production costs and other supply and packaging costs. It is usually computed using the weighted average cost method. Net realizable value is the estimated selling price in the normal course of business, less estimated completion costs and estimated selling costs.

1.3.5.9	Cash and cash equivalents
      The “cash and cash equivalents” category consists of cash in banks, euro-denominated and international monetary UCITS and other highly liquid investments with initial maturities of three months or less. Investments in securities, investments with initial maturities superior to three months without early exit possibilities and bank accounts subject to restrictions (blocked accounts), other than restrictions due to regulations specific to a country or activity sector (exchange controls, etc.) are not presented as cash equivalents but as financial assets.

1.3.6	Assets held for sale and discontinued operations
      A non-current asset or a group of assets and liabilities is held for sale when its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. These assets and liabilities are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. The related assets recorded as assets held for sale are valued at the lower of fair value, net of divestiture fees, and cost less accumulated depreciation and impairment losses, and are no longer depreciated.
      An operation is qualified as discontinued when it represents a separate major line of business and the criteria for classification as an asset held for sale have been met, or when Vivendi has sold the asset. Discontinued operations are presented on a single line of the statement of earnings for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

1.3.7	Financial liabilities
      Long and short-term borrowings and other financial liabilities include:

—	Notes and facilities, as well as miscellaneous other borrowings (including treasury bills and debt related to finance leases) and related accrued interest;

—	Obligations arising in respect of commitments to purchase minority interests; and

—	The negative value of other derivative financial instruments. Derivatives with positive fair values are recorded as financial assets in the statement of financial position.
     Borrowings bearing interest
      All borrowings are initially accounted for at cost, corresponding to the fair value of the amount received, net of costs directly relating to the borrowing. Borrowings bearing interest are subsequently valued at amortized cost, applying the effective interest rate method. The effective interest rate is the internal yield rate that exactly discounts future cash flows through the term of the borrowing. In addition, where the borrowing comprises an embedded derivative (e.g. an exchangeable bond) or an equity instrument (e.g. a convertible bond), the amortized cost is calculated for the debt component only, after separation of the embedded derivative equity instrument (please refer to Note 1.3.8 on compound financial instruments). In the event of a change in expected future cash flows (for example, early redemption not initially expected), the amortized cost is adjusted against earnings in order to reflect the value of the new expected cash flows, discounted at the initial effective interest rate.
     Commitments to purchase minority interests
      Vivendi has granted commitments to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests. These purchase commitments may be conditional (e.g. put options) or firm

(e.g. forward purchase contract). Pending an IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted provisionally in accordance with prevailing IFRS:

—	on initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or forward purchase contract, mainly offset through minority interests and the balance through goodwill;

—	subsequent changes in the value of the commitment are recognized as a financial liability by an adjustment to goodwill, with the exception of the undiscounting effect recognized in other financial charges and income;

—	where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in other financial charges and income; and

—	on maturity of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased, the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.
     Derivative financial instruments
      Vivendi uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices. All instruments are either listed on organized markets or traded over the counter with highly-rated counterparties. These instruments include interest rate and currency swaps and forward exchange contracts. They also include stock options used to hedge debt where principal repayment terms are based on the value of Vivendi or other stock, as well as Vivendi stock purchase option plans granted to executives and employees. All derivative financial instruments are used for hedging purposes.
      When these contracts qualify as hedges for accounting purposes, the gains and losses arising on these contracts are offset in earnings against the gains and losses relating to the hedged item. When the derivative financial instrument hedges exposures to fluctuations in the fair value of an asset or a liability recognized in the statement of financial position or off-balance sheet, it is a fair value hedge. The instrument is remeasured at fair value through earnings, with the gains or losses arising on remeasurement of the hedged portion of the hedged item offset on the same line of the income statement. When the derivative financial instrument hedges cash flows, it is a cash flow hedge. The hedging instrument is remeasured at fair value and the portion of the gain or loss that is determined to be an effective hedge is recognized through equity, whereas its ineffective portion is recognized through earnings. When the hedged item is realized, accumulated gains and losses recognized in equity are released to the income statement and recorded on the same line as the hedged item. Derivative financial instruments which do not qualify as hedges for accounting purposes are remeasured at fair value and resulting gains and losses are recognized directly in earnings.
      Furthermore, income and expenses relating to foreign currency instruments used to hedge highly probable budget exposures and firm commitments, contracted pursuant to the acquisition of editorial content rights (sports, audiovisual, film rights, etc.) are recognized in operating income. In all other cases, gains and losses arising on the fair value remeasurement of instruments are recognized in financial income and expenses.

1.3.8	Compound financial instruments
      Certain financial instruments comprise a liability and an equity component. This is notably the case with the notes mandatorily redeemable for new shares of Vivendi issued in November 2002.
      The various components of these instruments are accounted for in equity and borrowings and other financial liabilities according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
      The component classified as borrowings and other financial liabilities is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument with the same characteristics (maturity, cash flows) but without any option for conversion or redemption in shares.
      The component classified as equity is defined as the difference between the fair value of the instrument and the fair value of the financial liability component.

1.3.9	Other liabilities
     Provisions
      Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, it is probable that an outflow of resources (without expected offset) will be required to settle the obligation, and the obligation can be reliably estimated. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and a disclosure is made in the Notes to the Consolidated Financial Statements.
     Employee benefit plans
      In accordance with the laws and practices of each country in which it operates, Vivendi participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees, retirees and their beneficiaries. Retirement pensions are provided for substantially all employees through defined contribution plans, which are integrated with local social security and multi-employer plans, or defined benefit plans which are generally managed via Group pension plans. Vivendi’s funding policy is consistent with applicable government funding requirements and regulations of each country in which the Group maintains a pension plan. Defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but not holdings in Vivendi shares or debt instruments. Contributions to defined contribution and multi-employer plans are expensed during the year.
      For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method is based on assumptions updated annually, such as the probability of employees remaining with Vivendi until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi maintains a pension plan. The assumptions adopted in 2004 and 2005 and the means of determining these assumptions are presented in Note 21 “Employee benefit plans”. In this way, the Group recognizes pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi’s employees.
      Furthermore, Vivendi applies the following rules:

•	The fair value of plan assets is deducted from accrued liabilities; and

•	Actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees.
      Where financial assets exceed recognized obligations, an asset is recognized up to the maximum cumulative amount of net actuarial losses, unrecognized past service costs and the present value of future redemptions and the expected decrease in future contributions.
      Some other post-employment benefits, such as life insurance and medical coverage (mainly in the US), are subject to provisions which are assessed through an actuarial computation comparable to the method used for pension provisions.
      In accordance with the provisions of IFRS 1, Vivendi decided to record on January 1, 2004 unrecognized actuarial gains and losses against consolidated equity.

1.3.10	Deferred taxes
      Differences existing at the closing date between the tax base value of assets and liabilities and their carrying amount in the consolidated statement of financial position form temporary differences. Pursuant to the liability method, these temporary differences lead to the accounting of:

•	deferred tax assets, when the tax base value is greater than the carrying amount (expected future tax saving); and

•	deferred tax liabilities, when the tax base value is lower than the carrying amount (expected future tax expense)
      Deferred tax assets and liabilities are measured at the expected tax rates for the year during which the asset will be realized or the liability settled, based on tax rates (and tax regulations) enacted or substantially enacted by the closing date. They are reviewed at the end of each year, in line with any changes in applicable tax rates.
      Deferred tax assets are recognized for all deductible temporary differences, tax loss carry-forwards and unused tax credits, insofar as it is probable that a taxable profit will be available, or when a current tax liability exists, to make use of those deductible temporary differences, tax loss carry-forwards and unused tax credits, except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction that is not a business combination, and that, at the transaction date, impacts neither earnings, nor tax income or loss.
      For deductible temporary differences arising from investments in subsidiaries, affiliates and joint ventures, deferred tax assets are recorded to the extent that it is probable that the temporary difference will reverse in the foreseeable future, and that taxable profit will be available against which the temporary difference can be utilized.
      The carrying amount of deferred tax assets is reviewed at each closing date, and revalued or reduced to the extent that it is more or less probable that a taxable profit will be available to allow the deferred tax asset to be utilized. When assessing the probability of a taxable profit being available, account is notably taken of prior year results, forecast future results, non-recurring items unlikely to occur in the future and the tax strategy. As such, the assessment of the Group’s ability to utilize tax losses carried forward is to a large extent judgment-based. If the future taxable results of the Group prove significantly different to those expected, the Group will be obliged to increase or decrease the carrying amount of deferred tax assets, with a potentially material impact on the statement of financial position and statement of earnings of the Group.
      Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability results from impairment of goodwill losses not deductible for tax purposes, or initial recognition of an asset or liability in a transaction that is not a business combination, and that, at the transaction date, does not impact neither earnings, nor tax income or loss.
      For taxable temporary differences arising from investments in subsidiaries, affiliates and joint ventures, deferred tax liabilities are recorded except to the extent that both of the following conditions are satisfied: the parent, investor or venturer is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.
      Current tax and deferred tax shall be charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity.

1.3.11	Share-based compensation
      Vivendi maintains stock option incentive plans that grant subscription and purchase options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align management interests with those of shareholders by providing an additional incentive to improve company performance and increase the share price on a long-term basis.

      Vivendi also maintains employee stock purchase plans (group savings plans) that allow substantially all of its full-time employees and retirees, to purchase Vivendi shares within reserved capital increases. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.
      The grant of stock option plans and subscription offers in group savings plans represents a benefit given to management, employees and retirees and constitutes additional compensation borne by Vivendi. This is valued at the fair value of the Vivendi shares or equity derivatives issued. In the case of stock option plans granted to management or employees, the compensation expense is equal to the value of the option at grant date, measured using a binomial model. In the case of increases in capital reserved for employees and retirees within the group savings plan, the compensation expense is equal to the discount on the subscription price, being the difference between the subscription price of the shares and the share price at grant date (maximum of 20% under French law).
      This compensation paid in Vivendi shares or equity derivatives is recorded as an employee cost, offset against equity, and recognized over the vesting period of the benefit granted:

—	for the group savings plan: immediately, on subscription; and

—	for stock option plans: over a 3 year-period, by tranches of one third, in application of the rules of the Vivendi plans.
      The dilutive effect of the stock option plans in the process of vesting for management and employees is reflected in the calculation of the diluted earnings per share.
      In accordance with the provisions of IFRS 1 with respect to IFRS 2, Vivendi has decided to adopt IFRS 2 with retrospective effect from the opening statement of financial position as of January 1, 2004. As such, all plans with unvested rights outstanding as of January 1, 2004 are recognized in accordance with IFRS 2.

1.4.	Presentation principles used for financial statements

1.4.1	Statement of earnings
      Vivendi prepares its statement of earnings according to a format detailing the expenses and earnings per function. Additional information by nature is notably provided in Note 4 “Earnings before interest and tax expense for the years ended December 31, 2005 and 2004”.

1.4.1.1	Earnings from operations and Earnings before interest and other financial charges and income and provision for income taxes
      Earnings from operations include margin from operations, selling, general and administrative expenses, costs related to employee benefit plans (excluding the financial component), share-based compensation, restructuring costs, changes in the fair value of foreign currency hedging instruments relating to operating activities and proceeds from sales of property, plant and equipment and intangible assets.
      Earnings before interest and other financial charges and income and provision for income taxes include earnings from operations, other income from ordinary activities (including dividends received from unconsolidated interests as well as interest collected on advances to equity affiliates and loans to unconsolidated interests, where appropriate), other charges from ordinary activities (including impairment of goodwill and other intangible assets), and income (loss) from equity affiliates.

1.4.1.2	Interest and other financial charges and income
      Interest includes interest expenses on borrowings, interest expenses or income on interest rate swaps and interest income from cash and cash equivalents.
      Other financial charges and income primarily include changes in the fair value of derivative instruments, the effect of amortized cost accounting for borrowings (including premiums incurred for early redemption of borrowings or unwinding of financial derivatives), foreign exchange gains and losses (other than relating to operating activities classified in earnings from operations), the financial component of the cost of employee benefit plans (including the interest cost and the expected return on assets) and gains or losses on the divestiture of assets available for sale, investments accounted for using the cost method and consolidated operations or companies not qualifying as discontinued operations.

1.4.2	Statement of financial position
      Assets and liabilities expected to be realized in, or intended for sale or consumption in, the entity’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities. If their maturity exceeds this period, they are recorded as non-current assets or liabilities.

1.4.3	Consolidated statement of cash flows
      Vivendi prepares its consolidated statement of cash flows using the indirect method. Net cash provided by operating activities is equal to earnings adjusted for non-cash activities, items related to net cash provided by (used for) investing and financing activities and the change in working capital.

1.5.	Contractual obligations and contingent assets and liabilities
      Once a year, Vivendi and its subsidiaries prepare detailed records on all contractual obligations, commercial and financial commitments and contingent obligations, to which it is jointly and severally liable. These detailed records are updated on a regular basis by the relevant departments and reviewed with senior management. In order to ensure completeness, accuracy and consistency of the records, some dedicated internal control procedures are performed, including but not limited to:

—	review of minutes of shareholders’ meetings, meetings of the management board and of the supervisory board and meetings of the supervisory board committees, for matters such as contracts, litigation, and authorization of asset acquisitions or divestitures;

—	review with banks and financial institutions of items such as pledges or guarantees;

—	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

—	review of tax examiner’s reports, notices of assessments and tax expense analyses for additional prior year amounts;

—	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

—	review of related party transactions for guarantees and other given or received commitments; and

—	review of any contract and agreement that is generally relevant.

1.6.	New IFRS applicable as of January 1, 2006

1.6.1	IFRS 7 — Financial instruments: disclosures and Amendment to IAS 1 — Presentation of financial statements: capital disclosures
      On August 18, 2005, the International Accounting Standards Board (IASB) issued IFRS 7 — Financial instruments: disclosures and an amendment to IAS 1 — Presentation of financial statements: capital disclosures.
      The objective of IFRS 7 is to bring together, in a new standard, all disclosures relating to financial instruments, after having redefined those currently required by IAS 32 — Financial instruments: disclosure and presentation, and IAS 39 — Financial instruments: recognition and measurement. The Amendment to IAS 1 adds requirements for qualitative disclosures on the objectives, policies and processes of operations impacting capital and for quantitative data on what elements compose capital. IFRS 7 and Amendment to IAS 1 apply to financial reporting periods from January 1, 2007, with earlier application encouraged.

      Vivendi has decided to apply IFRS 7 and the Amendment to IAS 1 as of January 1, 2006, as they were endorsed by the EU on January 11, 2006 and published in the Official Journal of the European Union on January 27, 2006. The consequences of this application will be restricted to a reorganization of the notes to the financial statements on financial income (Note 5), financial assets (Note 15), equity (Note 18), long-term borrowings and other financial liabilities (Note 23), short-term borrowings and other financial liabilities (Note 24), and financial instruments (Notes 25 and 26).

1.6.2	IFRIC Interpretation 6 — Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment
      On September 1, 2005, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 6 — Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment.
      This interpretation follows the EU Directive no. 2003/108/EC of December 8, 2003 enacted in French legislation by the decree no. 2005-829 of July 20, 2005, that regulates the collection, treatment, disposal and recycling of waste electrical and electronic equipment in the European Union.
      IFRIC 6 provides guidance on the recognition in the financial statements of waste producers of a liability for historical waste and new waste of private households if national legislation applies the “historical waste” model to new waste, as is notably the case in France.
      An entity shall apply this interpretation for annual periods beginning on or after December 1, 2005. Earlier application is encouraged.
      As of December 31, 2005, Vivendi is analyzing its potential legal obligations under the aforementioned Directive and decree and the related accounting treatment.
      Vivendi will apply IFRIC Interpretation 6 as of January 1, 2006, for the group activities and countries concerned, as the interpretation was endorsed by the EU on January 11, 2006 and published in the Official Journal of the European Union on January 27, 2006. As an analysis of the consequences of IFRIC 6 application is currently in progress, the Group is not, at this stage, in a position to identify precisely the related costs or to estimate their potential impact.

Note 2.	Changes in the scope of consolidation for the years ended December 31, 2005 and 2004

2.1.	Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005
      Following a firm purchase commitment signed with the Kingdom of Morocco on November 18, 2004, Vivendi acquired an additional 16% stake in Maroc Telecom indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition enabled Vivendi to increase its stake from 35% to 51%, thereby assuring its continuing 51% controlling interest. The transaction was completed on January 4, 2005 for €1,112 million. It was partially financed by a long-term borrowing issued in Morocco of MAD 6 billion (€551 million as of December 31, 2005).
      Pursuant to IAS 32, the firm purchase commitment was recorded as a short-term financial liability for €1,100 million in the consolidated statement of financial position as of December 31, 2004 mainly through minority interests and goodwill. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. The definitive goodwill recognized, i.e. €844 million, corresponds to the excess of the acquisition cost (€1,112 million) over the carrying amount of the acquired minority interests (€268 million).

2.2.	Combination of Cegetel SAS with Neuf Telecom on August 22, 2005
      The combination of Cegetel SAS (Cegetel) and Neuf Telecom was announced on May 11, 2005 and closed on August 22, 2005. After acquiring the 35% stake held by SNCF, in accordance with the financial terms set out in the pre-existing agreements, and after re-capitalizing Cegetel, SFR contributed 100% of the capital of Cegetel to Neuf Telecom and received 28.2% of the new capital of Neuf Telecom as well as bonds issued by Neuf Telecom for €380 million, of which €200 million were reimbursed in cash by Neuf Telecom at the end of November 2005.
      SFR and Louis Dreyfus, both reference shareholders of the new company, have an equal stake of 28.2% each, while the remaining stake of approximately 44% is held by the historical shareholders of Neuf Telecom. SFR’s 28.2% stake in Neuf Cegetel (which represents a 15.8% interest for Vivendi, because Vivendi holds 56% of SFR) is equity accounted.
      Pursuant to IFRS 5, Cegetel qualified as discontinued operations as of January 1, 2004:

•	From an accounting standpoint, this combination is accounted for as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of Neuf Telecom shares received, i.e., €237 million together with the value of the bonds issued by Neuf Telecom), and as the concurrent acquisition of a 28.2% interest in Neuf Telecom.

•	As a result, earnings and expenses of Cegetel from January 1, 2004 to August 22, 2005 were deconsolidated and presented netted, in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates.

•	As of December 31, 2005, this transaction resulted in a capital gain of €121 million, before SFR’s minority interests, i.e., €58 million for Vivendi, after minority interests, recorded in earnings from discontinued operations.
      Please refer to Note 7.1 “Combination of Cegetel SAS with Neuf Telecom”.

2.3.	Acquisition of an additional 2% stake in Elektrim Telekomunikacja on December 12, 2005

2.3.1	Telco / PTC
      In December 1999, Vivendi purchased a 49% stake in the share capital of Elektrim Telekomunikacja (Telco), alongside Elektrim SA (Elektrim) which held the remaining 51% interest until September 3, 2001. An agreement concerning the shareholding structure and corporate governance of Telco was signed by Vivendi and Elektrim on September 3, 2001. On the same date, Ymer Finance (Ymer), a company incorporated under Luxembourg law, acquired a 2% stake in Telco from Elektrim. In parallel, Vivendi acquired non-voting shares in LBI Fund, an investment company operating as a mutual fund, which provided Ymer with the financing necessary to purchase its stake in Telco. Via the mechanism used to determine the net asset value of its shares in the LBI Fund, Vivendi bore the economic risk associated with the assets held by Ymer. Vivendi had no obligation to purchase the Telco shares held by Ymer, and Ymer was neither entitled nor obligated to sell them to Vivendi. The Telco bylaws grant preemptive rights to Vivendi.
      Therefore, until December 12, 2005, Telco was held 49% by Vivendi, 49% by Elektrim and 2% by Ymer. Telco’s only asset is a 48% investment in the Polish mobile telecom company PTC, alongside Deutsche Telekom (DT) (49%) and Carcom (3%). Until December 12, 2005, Carcom was held 50% by Vivendi, 49% by Elektrim and 1% by Ymer.
      Numerous legal disputes have arisen among Telco, Vivendi, DT and Elektrim concerning, in particular, ownership of the PTC shares held by Telco. Please refer to Note 30 “Litigations” for an up-to-date description as of February 21, 2006, the date of the Vivendi management board meeting held to approve the Consolidated Financial Statements for the year ended December 31, 2005.

2.3.2	Acquisition of an additional interest in December 2005
      After having consulted EU competition authorities in November 2005, Vivendi acquired from Ymer, on December 12, 2005, the stakes Ymer held in Telco (2%) and in Carcom (1%), for a total cash consideration of €90 million. From that date, Vivendi held a 51 % equity and voting interest in both Telco and Carcom.

      As of December 31, 2005, the simplified organization chart of Telco and PTC is as follows:
Organization chart as of December 31, 2004:
Simplified organization chart as of December 31, 2005:

2.3.3	Accounting for Ymer
      Until December 12, 2005, Vivendi bore all risks and enjoyed the majority of economic benefits associated with the investments held by Ymer. As such, and in accordance with SIC Interpretation 12 on the consolidation of special purpose entities, Ymer was fully consolidated by Vivendi.
      Since December 12, 2005 and following the €90 million cash payment to Ymer for the acquisition of its interests in Telco and Carcom, Vivendi no longer bears any risk or enjoys any economic benefits associated with the investments held by Ymer. As such, Vivendi considered that, from December 12, 2005, Ymer no longer satisfied the criteria laid down in SIC Interpretation 12 on the consolidation of special purpose entities. Vivendi therefore deconsolidated Ymer and recognized in its balance sheet its investment in the LBI Fund, which was previously neutralized upon Ymer’s first consolidation. As of December 31, 2005, the net carrying amount of this investment was €87 million (gross carrying amount of €105 million), after reversal of a provision in the same amount.

2.3.4	Accounting for Telco / PTC(1)
      Until December 12, 2005, and notwithstanding the consolidation of Ymer due to the financial risk borne, Vivendi accounted for its interest in Telco using the equity method. In addition, due to the legal disputes surrounding ownership of the PTC shares held by Telco, the investment in PTC has not been consolidated.
      Since December 12, 2005, Vivendi holds a 51% equity and voting interest in Telco and Carcom and exercises exclusive control over these companies, which it fully consolidates. However, due to the legal disputes surrounding ownership of the PTC shares, Telco and Carcom are unable to exercise joint control over

(1)	Following the investigation opened by the Commission des Opérations de Bourse(COB) on September 12, 2003, the consolidation using the equity method of Telco was challenged by a decision of the Autorité des Marchés Financiers (AMF) Sanctions Commission. The AMF Sanctions Commission upheld the criticism challenging the recording of Telco using the equity method rather than proportionate consolidation. On February 4, 2005, Vivendi appealed this decision before the Paris Court of Appeal, because Vivendi considers, in agreement with its auditors, that the method adopted to account for this company during the period reviewed by the COB was in compliance with applicable accounting regulations. On June 28, 2005, the Paris Court of Appeal partially overturned the decision of the AMF Sanctions Commission validating Vivendi accounting treatment. On August 25, 2005, the AMF appealed against this decision before the French Supreme Court (Cour de Cassation). On February 3, 2006, Vivendi submitted its briefs in response. Please refer to Note 30 “Litigations”.
In the “Unaudited Supplemental Financial Data” section of the Form 20-F filed with the SEC on June 29, 2005, as requested by the AMF and for information purposes only, Vivendi provided unaudited supplemental financial data to enable shareholders to assess the impact of the accounting method adopted. These supplemental unaudited data present:
              — the unaudited financial statements of Telco in condensed format; and
— the estimated impact of the proportionate consolidation of Telco.
In this respect, the AMF, Vivendi and its auditors exchanged confirmation letters before the filing of the 2004 Document de référence, which were read during the shareholders’ meeting held on April 28, 2005.

PTC as provided in the bylaws. As such, the stake in PTC cannot be consolidated by Vivendi and the impact of the full consolidation of Telco by Vivendi is not material.
      Taking into consideration the acquisition of an additional stake in December 2005, Vivendi has invested €1,966 million in Telco/PTC (capital and current accounts including capitalized interest). As of December 31, 2005, given the impairment losses recorded since the end of 2001, the net carrying amount of Vivendi’s investment is PTC is €531 million. Please refer to Note 15.4. “Other financial assets at cost or at amortized cost as of December 31, 2005 and December 31, 2004”.

2.4.	Divestiture of 80% of Vivendi Universal Entertainment (VUE) on May 11, 2004
      On October 8, 2003, Vivendi and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of the National Broadcasting Company, Inc. (NBC) and VUE to form NBC Universal (NBCU). The transaction, which was completed on May 11, 2004, resulted, from an accounting standpoint, in the divestiture of 80% of Vivendi’s interest in VUE for an amount of €8,002 million and in the concurrent acquisition of a 20% interest in NBC (for €4,929 million), resulting in Vivendi retaining a 20% voting interest and an 18.47% ownership interest in NBCU through its subsidiary Universal Studios Holding Corp. (USH).
      From May 12, 2004, Vivendi ceased to consolidate VUE, and now accounts for its stake in NBCU using the equity method. The VUE assets divested pursuant to the transaction included Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks.
      As part of the NBC-Universal transaction, GE paid to USH, on May 11, 2004, $3.65 billion (€3.073 billion) of cash consideration. The cash consideration received by Vivendi amounted to €2,926 million, net of divestiture fees and of the amount paid to MEI. Pursuant to the transaction, Vivendi (i) agreed to bear the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; i.e., €607 million after minority interests), (ii) agreed to bear the net cost of the dividends on the VUE Class B preferred interests (€298 million; i.e., €275 million after minority interests) and (iii) would be entitled to receive from NBCU, when VUE Class B preferred interests are redeemed, the potential after-tax economic gain arising on the divestiture of the 56.6 million shares of InterActiveCorp (IACI) stock transferred to NBCU (above $40.82 per share). Vivendi also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, businesses excluded from the scope of the combination agreement and other matters customary for a transaction of this type. These commitments are described in Note 29 “Commitments and contingent assets and liabilities”.
      On June 7, 2005, Vivendi, NBCU and IACI unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. As part of this transaction, Vivendi’s obligations above mentioned to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the sale of Universal Parks and Resort were eliminated. Vivendi also renounced the after-tax gain resulting from the increase in IACI’s stock price above $40.82 per share in May 2022.
      The divestiture of 80% of Vivendi’s interests in VUE generated a capital gain of €707 million, net of a €244 million tax impact.
      The acquisition cost of the 20% stake in NBC received by USH, corresponds to the fair value of this stake as defined in the VUE/NBC combination agreement, i.e., €4,929 million ($5,854 million). The carrying amount of the NBC assets acquired is €738 million ($877 million).

2.5.	Other changes in the scope of consolidation in 2005 and 2004
      Preliminary note:
      The consideration indicated for the divestitures listed below corresponds to the enterprise value of the divested stake (i.e. the cash received plus the value of principal payments on borrowings deconsolidated from fully consolidated subsidiaries, when applicable).

2.5.1	Other main changes in scope in 2005 (acquisition, divestiture, dilution or merger) were as follows:

—	Full consolidation of minority stakes in distribution subsidiaries at SFR (January / April).

—	Acquisition of additional stake in MultiThématiques (now wholly-owned by the Canal+ Group) and divestiture of Lagardère Thématiques (February — consideration: €20 million).

—	Divestiture of NC Numéricâble (March — consideration: €96 million): from an accounting standpoint, this transaction led to the divestiture of 80% of the Canal+ Group’s stake in NC Numéricâble and to the concurrent acquisition of 20% of Ypso Holding. As of December 31, 2004, NC Numéricâble’s stake was recorded as an asset held for sale (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).

—	Divestiture of a 37.8% ownership interest, representing a 40% voting interest, held in UGC (December — consideration: €89 million) (please refer to Note 14.2 “Changes in the value of equity affiliates in 2005 and 2004”).

2.5.2	Other main changes in scope in 2004 (acquisition, divestiture, dilution or merger) were as follows:

—	discontinuation of Internet operations (January);

—	equity accounting of Mauritel (January) before full consolidation (July);

—	divestiture of Atica & Scipione (February) for a consideration of €32 million;

—	divestiture of Sportfive (March) for a consideration of €274 million;

—	divestiture of Kencell (May) for a consideration of €190 million;

—	divestiture of Monaco Telecom (June) for a consideration of €267 million;

—	divestiture of “Flux-divertissement” Business of StudioExpand and Canal+ Benelux (June/August) for a consideration of €42 million;

—	divestiture of UCI Cinemas (October) for a consideration of €170 million; and

—	divestiture of 15% of Veolia Environnement, part of Vivendi’s 20.3% stake (December) for a consideration of €1,497 million.

Note 3.	Segment data in 2005 and 2004

3.1.	Business segment data
      The Group operates through different Media and Telecommunications businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As of December 31, 2005, Vivendi had five segments:

•	Universal Music Group, publishing and distribution of music content (original creation or catalogs);

•	Vivendi Games, publishing and distribution of video games, online or on other media (such as console, PC, mobile phones);

•	The Canal+ Group, production and distribution of pay-TV in France, analog or digital (terrestrially, via satellite or ADSL);

•	SFR, mobile phone services in France; and

•	Maroc Telecom, telecommunications operator (mobile, fixed and Internet) in Morocco.
      Vivendi’s management board evaluates the performance of these segments and allocates resources to them based on certain performance measures (mainly earnings from operations and cash flow from operations). Segment earnings correspond to each business’ earnings from operations.
      Additionally, segment data is elaborated according to the following principles:

•	The segment “Holding & Corporate” includes the cost of Vivendi SA’s headquarter in Paris and of its New York office, after the allocation of a portion of these costs to each of the businesses;

•	Vivendi Universal Entertainment (divested on May 11, 2004) and Cegetel SAS (divested on August 22, 2005) qualified as discontinued operations for the years presented (2005 and 2004), pursuant to IFRS 5, paragraph 34;

•	The segment “Non core operations” includes miscellaneous businesses outside Vivendi’s core businesses (mainly Vivendi Telecom International, Vivendi Valorisation), whose assets are being divested or liquidated and which are not sufficiently material to be disclosed as discontinued operations as required by IFRS 5;

•	Inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions close to those which would be proposed by third parties; and

•	The business segments presented below are identical to those appearing in the information given to Vivendi’s management board and supervisory board.
      Vivendi has identified five geographic areas, consisting of its four principal geographic markets (France, Rest of Europe, US and Morocco), as well as the rest of the world.

3.1.1	Consolidated statement of earnings for the years ended December 31, 2005 and 2004

	Universal					Holding &
	Music	Vivendi	Canal+		Maroc	Corporate	Non core		Total
Year Ended December 31, 2005	Group	Games	Group	SFR	Telecom	(a)	operations	Eliminations	Vivendi

	(In millions of euros)
External revenues	€4,877	€641	€3,379	€8,683	€1,848	€—	€56	€—	€19,484
Inter-segments revenues	16	—	73	4	12	—	5	(110)	—
Revenues	4,893	641	3,452	8,687	1,860	—	61	(110)	19,484
Operating expenses excl. D&A	(4,133)	(555)	(3,083)	(5,478)	(804)	(149)	(61)	110	(14,153)
Depreciation and amortization (D&A)	(261)	(43)	(165)	(767)	(266)	(8)	(15)	—	(1,525)
Other	(19)	(2)	(1)	(20)	(28)	(38)	48	—	(60)

Earnings from operations	€480	€41	€203	€2,422	€762	€(195)	€33	€—	€3,746

Income from equity affiliates									326
Other income (charges) from ordinary activities									(95)

Earnings from ordinary activities									3,977

Interest and other financial charges and income									401
Provision for income taxes									(204)
Earnings from discontinued operations									92

Earnings									€4,266

Attributable to:
Equity holders of the parent									3,154
Minority interests									1,112

      Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal (€361 million), an investment allocated to the Holding & Corporate business segment (please refer to Note 14 “Equity affiliates as of December 31, 2005 and December 31, 2004”).
      Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel SAS (71.8%, i.e. -€29 million) and the capital gain realized on the divestiture of this SFR subsidiary (€121 million) recorded under SFR (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).

	Year Ended December 31, 2004

	Universal
	Music	Vivendi	Canal+		Maroc	Holding &	Non core		Total
	Group	Games	Group	SFR	Telecom	Corporate	operations	Eliminations	Vivendi

	(In millions of euros)
External revenues	€4,962	€475	€3,500	€7,188	€1,569	€—	€189	€—	€17,883
Inter-segments revenues	27	—	60	4	12	—	22	(125)	—
Revenues	4,989	475	3,560	7,192	1,581	—	211	(125)	17,883
Operating expenses excl. D&A	(4,225)	(588)	(3,156)	(4,114)	(637)	(181)	(172)	125	(12,948)
Depreciation and amortization (D&A)	(342)	(55)	(224)	(725)	(267)	(14)	(27)	—	(1,654)
Other	(63)	(35)	8	(21)	(15)	2	76	—	(48)

Earnings from operations	€359	€(203)	€188	€2,332	€662	€(193)	€88	€—	€3,233

Income from equity affiliates									221
Other income (charges) from ordinary activities									64

Earnings from ordinary activities									3,518

Interest and other financial charges and income									820
Provision for income taxes									(292)
Earnings from discontinued operations									777

Earnings									€4,823

Attributable to:
Equity holders of the parent									3,767
Minority interests									1,056
      Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal/ VUE (€205 million), an investment allocated to the Holding & Corporate business segment (please refer to Note 14 “Equity affiliates as of December 31, 2005 and December 31, 2004”).
      Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel SAS (71.8%, i.e. -€62 million), a SFR subsidiary until August 22, 2005 and of VUE (80%, i.e. €132 million) and the capital gain realized on the divestiture of VUE (€707 million), recorded under Holding & Corporate (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).

3.1.2	Consolidated statement of financial position as of December 31, 2005 and December 31, 2004

	Universal
	Music	Vivendi	Canal+		Maroc	Holding &	Non core	Total
	Group	Games	Group	SFR	Telecom	Corporate	operations	Vivendi

	(In millions of euros)
December 31, 2005
Segment assets(a)	€8,085	€361	€5,735	€11,498	€3,861	€8,572	€863	€38,975
incl. investments in equity affiliates(b)	34	—	5	397	1	6,419	—	6,856
Unallocated assets(c)								5,508

Total assets								44,483

Segment liabilities(d)	3,008	238	2,210	4,401	870	853	297	11,877
Unallocated liabilities(e)								10,998

Total liabilities								22,875

Capital expenditures(f)	€43	€31	€113	€1,100	€291	€2	€—	€1,580
December 31, 2004
Segment assets(a)	€7,436	€366	€5,709	€11,490	€3,627	€8,111	€907	€37,646
incl. investments in equity affiliates(b)	22	—	54	64	—	5,633	—	5,773
Unallocated assets(c)								5,393

Total assets								43,039

Segment liabilities(d)	2,930	231	2,135	4,356	708	1,312	388	12,060
Unallocated liabilities(e)								12,887

Total liabilities								24,947

Capital expenditures(f)	€54	€17	€144	€870	€210	€3	€24	€1,322
      In addition, segment data is presented in Note 9 “Goodwill as of December 31, 2005 and December 31, 2004” and Note 10 “Content assets and liabilities as of December 31, 2005 and December 31, 2004”.

(a)	Includes goodwill, content assets, other intangible assets, property, plant and equipment, investments in equity affiliates, financial assets, inventories and trade accounts receivable and other.

(b)	From May 12, 2004, Holding & Corporate included the 20% stake in NBC Universal held by Universal Studios Holding Corp. (92.3% owned by Vivendi as of December 31, 2005).

(c)	Includes deferred tax assets, current tax receivables, cash and cash equivalents and assets held for sale.

(d)	Includes provisions, other non-current liabilities and trade accounts payable and other.

(e)	Includes borrowings and other financial liabilities, deferred tax liabilities, current tax payables and liabilities associated with assets held for sale.

(f)	The cumulated change in goodwill, content assets, other intangible assets, and property, plant and equipment, was +€235 million in 2005 and -€1,382 million in 2004. The increase in goodwill, and content assets, by segment is presented in Notes 9 and 10. The decrease in other intangible assets, i.e. €240 million in 2005 and €185 million in 2004, mainly concerned SFR (-€241 million in 2005 and +€81 million in 2004). The decrease in property, plant and equipment, i.e. €409 million in 2005 and €865 million in 2004, mainly concerned SFR (-€343 million in 2005 and +€44 million in 2004) and Maroc Telecom (+€92 million in 2005 and +€5 million in 2004).

3.2.	Geographic data
      Information by geographic area is the second level of segment data. Revenues are presented based on the customers’ location. Segment assets are detailed by location of the consolidated operations.

	Year Ended December 31,

	2005		2004

	(In millions of euros)
Revenues
France	€12,216	63%	€10,835	61%
Rest of Europe	1,933	10%	2,176	12%
US	2,414	12%	2,260	13%
Morocco	1,773	9%	1,516	8%
Rest of World	1,148	6%	1,096	6%

	€19,484	100%	€17,883	100%

	December 31,

	2005		2004

	(In millions of euros)
Segment assets(a)
France	€19,053	49%	€19,423	52%
Rest of Europe	1,680	4%	1,840	5%
US	14,049	36%	12,435	33%
Morocco	3,746	10%	3,527	9%
Rest of World	447	1%	421	1%

	€38,975	100%	€37,646	100%

(a)	Please refer to the definition provided in (a) to the Note 3.1.2. “Consolidated statement of financial position as of December 31, 2005 and December 31, 2004”.
     In 2005 and 2004, capital expenditures were mainly realized by SFR and Maroc Telecom whose operations are principally located in France and in Morocco.

Note 4.	Earnings before interest and other financial charges and income and provision for income taxes for the years ended December 31, 2005 and 2004

4.1.	Breakdown of revenues and cost of revenues for the years ended December 31, 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Product sales, net	€5,739	€5,805
Service revenues	13,700	12,056
Other	45	22

Revenues	€19,484	€17,883

Cost of products sold, net	(3,699)	(3,696)
Cost of service revenues	(6,196)	(5,434)
Other	(3)	30

Cost of revenues	€(9,898)	€(9,100)

Margin from operations rate	49%	49%
      Shipping and handling costs reimbursed by customers which are recorded as revenues amounted to €10 million in 2005 compared to €18 million in 2004.

4.2.	Personnel costs and average employee numbers for the years ended December 31, 2005 and 2004

		Year Ended
		December 31,

	Note	2005	2004

		(In millions of
		euros except
		number of
		employees)
Annual average number of full time equivalent employees		37,166	38,889
Salaries		€(1,561)	€(1,535)
Social security and other employment charges		(367)	(386)
Capitalized personnel costs		16	18

Wages and expenses		€(1,912)	€(1,903)

Share-based compensation	19	(50)	(64)
Employee benefit plans	21	(92)	(48)
Other		(112)	(116)

Personnel costs		€(2,166)	€(2,131)

4.3.	Additional information on operating expenses for the years ended December 31, 2005 and 2004

4.3.1	Research and development costs for the years ended December 31, 2005 and 2004
      Research and development costs recorded in expenses amounted to €143 million and €194 million in 2005 and 2004, respectively.

4.3.2	Advertising costs for the years ended December 31, 2005 and 2004
      Advertising costs amounted to €637 million in 2005 compared to €658 million in 2004.

4.4.	Other income from ordinary activities for the years ended December 31, 2005 and 2004

		Year Ended
		December 31,

	Note	2005	2004

		(In millions
		of euros)
Dividends from unconsolidated interests	27	€38	€23
Interests received on loans to equity affiliates and other financial receivables		37	66

Other income from ordinary activities		€75	€89

4.5.	Other charges from ordinary activities for the years ended December 31, 2005 and 2004

		Year Ended
		December 31,

	Note	2005	2004

		(In millions
		of euros)
Impairment of goodwill losses	9.3	€(50)	€(23)
Impairment losses of other intangible assets acquired in business combinations		—	(2)
Other non cash write-off	14.2	(124)	—
Other		4	—

Other charges from ordinary activities		€(170)	€(25)

Note 5.	Interest and other financial charges and income for the years ended December 31, 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Interest expenses on borrowings	€(262)	€(362)
Interest income from cash and cash equivalents	45	40
Interest income (expenses) on interest rate swaps	(1)	(84)

Interest	€(218)	€(406)

Premiums incurred for early redemption of notes and other financial liabilities	(71)	(308)
Impact of other amortized cost on borrowings	(44)	(178)

	(115)	(486)
Downside adjustment of the value of derivative instruments	(21)	(117)
Capital loss on the divestiture of businesses or financial investments	(26)	(108)
Interest cost related to employee benefit plans	(75)	(83)
Effect of undiscounting other assets and liabilities	(13)	(14)
Other	(37)	(65)

Other financial charges	(287)	(873)

Upside adjustment of the value of derivative instruments	19	107
Capital gain on the divestiture of businesses or financial investments	694	1,846
Expected return on assets of employee benefit plans	40	46
Other	153	100

Other financial income	906	2,099

Other financial charges and income	€619	€1,226

Interest and other financial charges and income	€401	€820

      Interest on borrowings after amortized cost adjustments (including premiums incurred for early redemption of borrowings) was -€333 million in 2005 and -€892 million in 2004.

Note 6.	Income taxes for the years ended December 31, 2005 and 2004

6.1.	Components of the provision for income taxes

		Year Ended
		December 31,

	Note	2005	2004

		(In millions of euros)
Provision for income taxes:
Current
Tax savings related to the Consolidated Global Profit Tax System	6.1.1	€507	€464
Tax savings related to the US fiscal group		258	167
Use of tax losses and temporary differences previously unrecognized		14	117
Adjustments to prior year tax expense(a)		49	—
Current provision for income taxes		(1,519)	(1,414)

		€(691)	€(666)

Deferred
Impact of the Consolidated Global Profit Tax System	6.1.1	88	492
Other changes in deferred tax assets		145	61
Impact of the change(s) in tax rates		(16)	(10)
Reversal of tax liabilities relating to tax years no longer open to audit		300	—
Other deferred tax income/(expenses)		(30)	(169)

		€487	€374

Provision for income taxes		€(204)	€(292)

(a)	Including the impact of adjustments to prior year tax expenses and other revised tax assessments, where applicable.

6.1.1	Consolidated Global Profit Tax System
      On December 23, 2003, Vivendi applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi is thus entitled to consolidate its own profits and losses (including tax losses carried forward as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ SA, fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to Universal Music Group, Vivendi Games, CanalSat, SFR and, as of January 1, 2005, Maroc Telecom. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as of December 31, 2003, which, combined with Vivendi’s permission to use the Consolidated Global Profit Tax System, enables Vivendi to maintain its capacity to use ordinary losses carried forward.
      On this basis, the impact of the Consolidated Global Profit Tax System on the valuation of Vivendi ordinary tax losses available for carry forward is as follows:

•	As of December 31, 2004, Vivendi carried forward losses of €11,258 million as the head company consolidating for tax purposes the results of French and foreign companies (based on “French” tax results for the latter) in which it holds at least 50% of the share capital, as well as Canal+ SA.

•	As of February 21, 2006, date of the management board meeting held to approve the financial statements for the year ended December 31, 2005, the “French” 2005 taxable profits of tax group companies cannot be determined with sufficient certainty. As such, the amount of ordinary tax losses available for carry forward as of December 31, 2005 also cannot be determined with sufficient certainty at this date.

•	Therefore, before adjustment for the impact of 2005 taxable profits on the future utilization of ordinary tax losses carried forward, Vivendi SA will be able to realize maximum tax savings of €3,752 million (undiscounted value based on the current income tax rate of 33.33%).

•	Nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity, in terms of both future results and scope of activities.

•	Vivendi therefore values its tax losses carried forward under the Consolidated Global Profit Tax System based on one year’s forecast results, taken from the budget for the following year.
      As of December 31, 2005, Vivendi SA recognized in its 2005 earnings a current tax saving of €507 million. In addition, a deferred tax asset of €580 million was recognized in respect of expected tax savings for 2006. Given the reversal of the deferred tax asset recognized in 2004 in the amount of expected tax savings in 2005 (€492 million), in 2005 the net change in deferred tax assets relating to the Consolidated Global Profit Tax System in 2005 was €88 million.
      As of December 31, 2004, Vivendi SA recognized in its 2004 earnings the expected tax savings relating to 2004 fiscal year (€464 million) and a deferred tax asset relating to the expected tax savings for 2005 (€492 million).

6.1.2	Provision for income taxes and income tax paid by geographical area:

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Provision for income taxes:
Current
France	€(437)	€(430)
US	7	(16)
Morocco	(260)	(232)
Other jurisdictions	(1)	12

	€(691)	€(666)

Deferred
France	156	393
US	292	(24)
Morocco	7	5
Other jurisdictions	32	—

	€487	€374

Provision for income taxes	€(204)	€(292)

Income tax (paid)/collected:
France	(1,057)	(333)
including Consolidated Global Profit Tax System(a)	464	—
including SFR(b)	(1,414)	(68)
US	7	(17)
Morocco	(279)	(220)
Other jurisdictions	(57)	(52)

Income tax paid	€(1,386)	€(622)

(a)	Tax savings generated by the Consolidated Global Profit Tax System in respect of 2004 received in cash in 2005.

(b)	The increase in the tax expense paid by SFR was notably due to catch-up adjustments resulting from the rationalization of the SFR Cegetel Group legal structure at the end of 2003.

6.2.	Effective tax rate

		Year Ended
		December 31,

	Note	2005	2004

		(In millions of
		euros, except %)
Earnings, attributable to equity holders of the parent		€3,154	€3,767
Add back:
Provision for income taxes		204	292
Earnings from discontinued operations		(92)	(777)
Minority interests		1,112	1,056

Earnings from continuing operations before provision for income taxes		€4,378	€4,338

French statutory tax rate(a)		33.3%	33.3%
Theoretical provision for income taxes based on French statutory tax rate		(1,459)	(1,446)
Reconciliation of the theoretical and effective provision for income taxes:
Permanent differences
Income from equity affiliates(b)		114	74
Long term capital gains and losses taxed at reduced rate		—	81
Untaxable consolidation capital gains		104	222
Other differences from tax rates		(75)	(79)
Other permanent differences		(154)	(117)
Restatements in respect of the provision for income taxes of previous years
Reversal of tax liabilities relating to tax years no longer open to audit		300	—
Other		49	—
Tax losses
Current tax savings related to the Consolidated Global Profit Tax System	6.1.1	507	464
Change in the deferred tax asset related to the Consolidated Global Profit Tax System	6.1.1	88	492
Other changes from deferred tax assets		123	—
Use of unrecognized ordinary losses (France and US)		215	209
Unrecognized tax losses		(16)	(192)

Effective provision for income taxes		€(204)	€(292)

Effective tax rate		4.7%	6.7%

(a)	The French statutory tax rate is 33.33%. The December 30, 2004 Finance Act (Act n°2004-1484) provided for the phasing out of the additional contribution (contribution additionnelle) surtax, equal to 3% of the corporate tax liability of French companies since 2002. This surtax has since been reduced to 1.5% from January 1, 2005 and will be abolished in 2006. Act n°99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate tax liability of French companies. This surtax had the effect of raising the French corporate tax rate by 1.1 percentage points. The French corporate tax rate was therefore 34.93% in 2005 (versus 35.43% in 2004) and will be 34.43% in 2006.

(b)	Non-taxable consolidation adjustments.

6.3.	Changes in current and deferred tax assets and liabilities

		(Expense)/				Changes in foreign
		income in the			Changes in	currency translation
	December 31,	statement of	Impact on	Payments/	scope of	adjustments	December 31,
	2004	earnings	equity	(Collections)	consolidation	and other	2005

	(In millions of euros)
Current taxes
Asset	€772	€828	€—	€(514)	€3	€(267)	€822
including Consolidated Global Profit Tax System	464	507	—	(464)	—	—	€507
Liability	(1,298)	(1,519)	—	1,900	(1)	156	€(762)

	€(526)	€(691)	€—	€1,386	€2	€(111)	€60

Deferred taxes
Asset	1,282	375	—	—	(42)	169	€1,784
including Consolidated Global Profit Tax System	561	225	—	—	—	—	€786
Liability	(3,282)	112	55	—	81	(442)	€(3,476)
including Consolidated Global Profit Tax System	(69)	(137)	—	—	—	—	€(206)

	€(2,000)	€487	€55	€—	€39	€(273)	€(1,692)

Deferred tax asset and liability components

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Deferred tax assets
Activable deferred taxes(a)	€5,251	€5,362	(b)
Unrecognized deferred taxes(c)	(3,467)	(4,080	)(b)

Recorded deferred tax assets	€1,784	€1,282

Deferred tax liabilities
Neutralization of the deferred tax assets due to the
Consolidated Global Profit Tax System	206	69
Purchase accounting reevaluation of assets(d)	824	732
DuPont share redemption(e)	1,559	1,356
Spirits and wine sale	225	397
Other	662	728

Recorded deferred tax liabilities	€3,476	€3,282

Deferred tax assets/(liabilities), net	€(1,692)	€(2,000)

(a)	Mainly includes deferred tax assets in respect of ordinary tax losses carried forward by Vivendi as head of the tax group under the Consolidated Global Profit Tax System (€3,752 million as of December 31, 2004 before utilization for 2005 tax savings, estimated at €507 million; please refer to Note 6.1.1 above), and ordinary tax losses carried forward by the US tax group (€263 million) and deferred tax assets in respect of other deductible tax bases.

(b)	Article 39 of the amended 2004 Finance Act introduced a progressive capital gains tax exemption over three years. As such, as of December 31, 2004, Vivendi was only able to recognize the relief of long-term capital losses against capital gains expected in 2005 and 2006 at the tax rates prevailing in those years (2005: 15.72%; 2006: 8.26%). Application of these principles led Vivendi to recognize a restricted deferred tax asset of €38 million as of December 31, 2005 and €33 million as of December 31, 2004. This rise was due to an increase in the reduced-tax rate base.

(c)	Not recognized due to gross assets value prospects. As of December 31, 2005, they mainly concerned tax losses carried forward. In effect, the period during which tax losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. Vivendi SA recognized expected tax savings for the years 2005 and 2006 only (please refer to paragraph 6.1 above).

(d)	These tax liabilities generated by asset revaluations as a result of the purchase price allocation of company acquisition costs are cancelled on the depreciation, amortization or divestiture of the underlying asset and generate no current tax charge.

(e)	The changes recognized in 2005 and 2004 mainly relate to foreign currency translation adjustments. The tax treatment reported by Seagram in 1995 with respect to the DuPont share redemption is being challenged by the US Internal Revenue Service. Please refer to Note 30 “Litigations”.

6.4.	Tax audits
      The years ended December 31, 2005, 2004 and prior are, where appropriate, open to tax audits by the respective tax authorities of the jurisdictions in which Vivendi has operations. Various taxation authorities have proposed or levied assessments for additional tax in respect of prior years. Management believes that settlements will not have a material impact on the results of operations, financial position or liquidity of Vivendi.

Note 7.	Discontinued operations and assets held for sale in 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions
	of euros)
Statements of earnings
Equity earnings of Cegetel SAS (up to 71.8%)	€(29)	€(62)
Capital gain realized on the divestiture of 71.8% of Cegetel SAS (no tax impact)	121	—
Equity earnings of VUE (up to 80%)	—	132
Capital gain realized on the divestiture of 80% of VUE, net of tax of €244 million	—	707

Earnings from discontinued operations	€92	€777

	December 31,	December 31,
	2005	2004(a)

	(In millions of euros)
Statements of financial position
Assets held for sale	€—	€180
Liabilities associated with assets held for sale	—	108
Equity associated with assets held for sale	€—	€—

	Year Ended
	December 31,

	2005(b)	2004(b)(c)

	(In millions of euros)
Consolidated statements of cash flows
Net cash provided by operating activities of discontinued operations	€(6)	€550
Net cash provided by (used for) investing activities of discontinued operations	(18)	(703)
Net cash provided by (used for) financing activities of discontinued operations	21	1,144
Net cash outflow related to the divestiture of the period	3	(980)

Net cash related to discontinued operations	€—	€11

(a)	NC Numéricâble. Please refer to Note 2.5. “Other changes in scope in 2005 and 2004”.

(b)	Cegetel SAS.

(c)	Cegetel SAS and VUE.

7.1.	Combination of Cegetel SAS with Neuf Telecom
      Following the Cegetel and Neuf Telecom combination announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the net earnings and expenses of the fixed telephony activity were deconsolidated as of January 1, 2004 and are presented netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates.
Cegetel SAS’s condensed statement of earnings for the periods presented was as follows:

	Period from January 1		Year Ended
	to August 22, 2005		December 31, 2004

	(In millions of euros)
	234 days		366 days
Revenues	€685		€1,027
Earnings from operations	(94)		(72)
Earnings before interest and other financial charges and income and provision for income taxes	(94)		(72)
Interest and other financial charges and income	(6)		(8)
Earnings before provision for income taxes	(100)		(80)
Provision for income taxes	—		—
Earnings before adjustments related to the classification of 71.8% of Cegetel SAS as discontinued operations	€(100)		€(80)
Income from equity affiliates (28.2% of earnings)	€(28)		€(22)
Earnings from discontinued operations (71.8% of earnings and adjustments)	€(29	)(a)	€(62)

(a)	Includes the cessation of depreciation and amortization of property, plant and equipment and intangible assets in the amount of €42 million after tax as of August 22, 2005.

Cash flow related to Cegetel SAS for the periods presented were as follows:

	Period from January 1	Year Ended
	to August 22, 2005	December 31, 2004

	(In millions of euros)
Net cash provided by operating activities	€(6)	€150
Net cash provided by (used for) investing activities	(18)	(159)
Net cash provided by (used for) financing activities	21	20
Net cash outflow related to the divestiture of the period	3	—

Change in cash and cash equivalents	€—	€11

7.2.	Divestiture of 80% of Vivendi Universal Entertainment (VUE)
      In 2004, due to the agreement signed on October 8, 2003 by Vivendi and General Electric for the combination of VUE and NBC, VUE qualified as a discontinued operation. As a result, earnings and expenses of VUE from January 1 to May 11, 2004, the closing date of the transaction, were deconsolidated and presented netted (80% in earnings from discontinued operations and 20% in income from equity affiliates).

VUE’s condensed statement of earnings for the period presented was as follows:

Period from
January 1
to May 11, 2004

(In millions of euros)
132 days
Revenues	€2,327
Earnings from operations	337
Earnings before interest and other financial charges and income and provision for income taxes	328
Interest and other financial charges and income	(99)
Earnings before provision for income taxes	229
Provision for income taxes	(81)
Earnings before adjustments related to the classification of 80% of VUE as discontinued operations	€148
Income from equity affiliates (20% of earnings)	€30
Earnings from discontinued operations (80% of earnings and adjustments(a))	€132

(a)	Includes the cessation of depreciation and amortization of property, plant and equipment and intangible assets, in the amount of €34 million after tax, as well as the elimination of intercompany interest amounting to €11 million.

Cash flow related to VUE for the period presented were as follows:

Period from
January 1
to May 11, 2004

(In millions of euros)
Net cash provided by operating activities	€400
Net cash provided by (used for) investing activities	(544)
Net cash provided by (used for) financing activities	1,124
Retrocedence of generated cash flows(a)	(980)

Change in cash and cash equivalents	€—

(a)	The agreement for the combination of NBC and VUE signed by Vivendi, General Electric and NBC on October 8, 2003 contained specific provisions concerning the availability of cash generated by VUE between October 1, 2003 and May 11, 2004, the transaction completion date. In effect, the agreement provided that Vivendi must pay over all cash generated by VUE between October 1, 2003 and May 11, 2004. As such, the change in VUE cash and cash equivalents in 2004 does not impact Group cash and cash equivalents, in particular given the classification of VUE’s assets, including cash and cash equivalents, in assets held for sale from October 8, 2003.

Note 8.	Earnings per share for the years ended December 31, 2005 and 2004

	Year Ended December 31,

	2005		2004

	Basic	Diluted	Basic	Diluted

Earnings (in millions of euros)
Earnings from continuing operations, attributable to the equity holders of the parent	€3,109	€3,109	€2,983	€2,983
Earnings from discontinued operations	92	92	777	777
Earnings, attributable to equity holders of the parent	3,154	3,154	3,767	3,767
Number of shares (in millions)	1,149.6	1,158.5	1,144.4	1,151.1
Earnings per share (in euros)
Earnings from continuing operations, attributable to the equity holders of the parent per share	€2.70	€2.68	€2.61	€2.59
Earnings from discontinued operations per share	€0.08	€0.08	€0.68	€0.68
Earnings, attributable to equity holders of the parent per share	€2.74	€2.72	€3.29	€3.27
      The number of shares used in the calculation of earnings per share was as follows:

		Year Ended December 31,

	Note	2005	2004	% change

		(In number of shares)
Weighted average number of shares outstanding over the period		1,152,131,605	1,072,099,023	7.5%
Notes mandatorily redeemable for new shares of Vivendi (ORA) (maturity: November 2005)	18.2	—	72,822,148
Treasury shares at the end of the period		(2,498,948)	(570,098)

Weighted average number of shares outstanding restated over the period		1,149,632,657	1,144,351,073	0.5%

Potential dilutive effect:
— Vivendi stock subscriptions plans(a)		8,893,705	6,713,341

Potential dilutive effect of financial instruments outstanding		8,893,705	6,713,341

Weighted average number of shares after potential dilutive effect		1,158,526,362	1,151,064,414	0.6%

(a)	The dilutive effect of Vivendi’s subscriptions plans was determined using the share repurchase method.

Note 9.	Goodwill as of December 31, 2005 and December 31, 2004

9.1.	Goodwill as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Goodwill, gross	€27,063	€25,818
Impairment losses	(13,267)	(12,664)

Goodwill	€13,796	€13,154

9.2.	Changes in goodwill in 2005 and 2004

				Changes in value
				of commitments			Changes in foreign
	Goodwill as of			to purchase			currency translation	Goodwill as of
	December 31,	Impairment		minority	Changes in scope		adjustments	December 31,
	2004	losses		interests	of consolidation		and other	2005

	(In millions of euros)
Universal Music Group	€3,755	€(50	)(a)	€—	€—		€570	€4,275
Vivendi Games	29	—		—	37		11	77
Canal+ Group	3,732	4		(13)	61		—	3,784
including StudioCanal	62	2		—	43		(1)	106
SFR	4,025	—		—	(6	)(b)	5	4,024
Maroc Telecom	1,612	—		—	(22)		46	1,636
Non core operations	1	—		—	—		(1)	—

Total	€13,154	€(46)		€(13)	€70		€631	€13,796

(a)	Pursuant to IAS 12, a write-off of goodwill of €48 million was recorded in order to offset the recognition of deferred tax assets relating to ordinary tax losses not recognized at the end of 2000 as part of UMG’s purchase price allocation.

(b)	Including -€155 million in respect of the deconsolidation of Cegetel SAS, partially offset by the recognition of additional goodwill (€97 million) on the acquisition of 35% of the share capital of Cegetel SAS from SNCF before the divestiture of Cegetel SAS to Neuf Telecom (please refer to Note 2.2. “Combination of Cegetel SAS with Neuf Telecom on August 22, 2005”).

			Changes in value
			of commitments		Changes in foreign
	Goodwill as of		to purchase		currency translation	Goodwill as of
	January 1,	Impairment	minority	Changes in scope	adjustments	December 31,
	2004	losses	interests	of consolidation	and other	2004

	(In millions of euros)
Universal Music Group	€4,114	€(5)	€—	€2	€(356)	€3,755
Vivendi Games	51	—	—	(1)	(21)	29
Canal+ Group	3,558	(18)	21	33	138	3,732
including StudioCanal	58	—	—	4	—	62
SFR	3,987	—	42	—	(4)	4,025
Maroc Telecom	1,161	—	449	14	(12)	1,612
Non core operations	71	—	—	(73)	3	1

Total	€12,942	€(23)	€512	€(25)	€(252)	€13,154

9.3.	Impairment of goodwill test
      In 2005, as in each year or whenever events or a change in the economic environment indicates a risk of impairment, in accordance with IAS 36, Vivendi reviewed the value of goodwill balances allocated to its operating units. In the absence of any identified impairment risk, tests were performed by Vivendi based on internal valuations of operating units. The following operating units were tested:

•	The Canal+ Group: mainly (i) pay-television in France, comprising the following operating units: Canal+ SA, CanalSat, MultiThématiques and MédiaOverseas and (ii) StudioCanal; and

•	Other operating units: UMG, Vivendi Games, SFR, Maroc Telecom.
      The main assumptions underlying these valuations are presented in the following table. Growth rates applied are those used to prepare three-year budgets and forecasts and, for later years, rates used by the market.
      As of December 31, 2005, based on internal valuations, Vivendi management concluded that the recoverable value of the tested operating units exceeded their carrying amount significantly.
      Impairment losses in 2005 amounted to €2 million, compared to €23 million in 2004.

      The main assumptions underlying the operating unit valuations are as follows:

	2005			2004

			Perpetual			Perpetual
	Method	Discount Rate	Growth Rate	Method	Discount Rate	Growth Rate

Universal Music Group	DCF and guideline companies	8.25%	2.5%	DCF and guideline companies	9.0%	2.2% - 2.5%
Vivendi Games	DCF	11.0% - 12.0%	3.5%	DCF and guideline companies	11.5%	3.5%
Canal+ Group
Pay TV	by reference to the merger of French pay- TV operations signed with TF1 and M6 on January 6, 2006	—	—	DCF and guideline companies	9.0% - 10.0%	2.0% - 2.5%
StudioCanal	DCF	8.0% - 9.0%	2.0% - 2.5%	DCF and guideline companies	9.0% - 10.0%	-8.0%
SFR	DCF and guideline companies	8.00%	2.5%	Guideline companies	—	—
Maroc Telecom	stock market price, DCF and guideline companies	10.50%	2.5%	stock market price	—	—
DCF: Discounted Cash Flows.
Guideline companies: stock market multiples and operations.

Note 10.	Content assets, liabilities and contractual commitments as of December 31, 2005 and December 31, 2004
10.1. Content assets as of December 31, 2005 and December 31, 2004

		Accumulated
	Content	amortization and	Content
December 31, 2005	assets, gross	impairment losses	assets

	(In millions of euros)
Music catalogs and publishing rights	€5,350	€(3,361)	€1,989
Advances to artists and repertoire owners	366	—	366
Sports rights	355	—	355
Film and television costs	3,697	(3,188)	509
Games advances	185	(152)	33

Content assets	€9,953	€(6,701)	€3,252

Deduction of current content assets	(983)	193	(790)

Non current content assets	€8,970	€(6,508)	€2,462

		Accumulated
	Content	amortization and	Content
December 31, 2004	assets, gross	impairment losses	assets

	(In millions of euros)
Music catalogs and publishing rights	€4,694	€(2,784)	€1,910
Advances to artists and repertoire owners	321	—	321
Sports rights	187	—	187
Film and television costs	3,528	(2,972)	556
Games advances	155	(119)	36

Content assets	€8,885	€(5,875)	€3,010

Deduction of current content assets	(729)	150	(579)

Non current content assets	€8,156	€(5,725)	€2,431

Changes in the main content assets during the years ended December 31, 2005 and 2004 were as follows:

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Opening balance of music catalogs and publishing rights	€1,910	€2,266
Amortization, net	(200)	(232)
Purchases of catalogs	6	99
Divestitures of catalogs	—	(51)
Changes in foreign currency translation adjustments and other	273	(172)

Closing balance of music catalogs and publishing rights	€1,989	€1,910

      The music catalogs and publishing rights mainly include intangibles acquired pursuant to the Seagram Company Ltd. acquisition in December 2000. They were recorded in the amount of $5,358 million on the basis of third-party appraisals available at the time of the acquisition. These valuations were based on discounted expected future cash flows from the entire portfolio of recordings of artists under contract with UMG at the time of the acquisition and recordings of artists no longer under contract, but for which UMG had continuing rights. In 2002 and 2003, the assets were impaired as a result of updated appraisals in the amount of €2,125 million and €270 million, respectively.

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Opening balance of advances to artists and repertoire owners	€321	€439
Payment of advances	588	535
Recoupment of advances, net	(570)	(669)
Changes in foreign currency translation adjustments and other	27	16

Closing balance of advances to artists and repertoire owners	€366	€321

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Opening balance of sports rights	€187	€103
Rights acquisition	554	383
Rights accrual	198	161
Consumption of broadcasting rights	(570)	(460)
Other	(14)	—

Closing balance of sports rights	€355	€187

      The Canal+ Group obtained exclusive rights to broadcast the French Professional Soccer League for the seasons 2005 — 2006, 2006 — 2007 and 2007 — 2008. The rights acquired amounted to €1,800 million, i.e. €600 million for each season. They have been recognized as follows:

•	At the acquisition of the rights in December 2004, they were recorded as off-balance sheet commitments for €1,800 million.

•	Upon the opening of each League 1 season (in July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related opened season are recognized in the statement of financial position, as current content assets (less than 12 months), against current accounts payable owed to the French Professional Soccer League. Therefore, in Vivendi’s financial statements as of July 2005, a €600 million content asset was recorded against accounts payable for the same amount (to which the related VAT was added). At that date, the rights recorded as off-balance sheet commitments amounted to €1,200 million and related to the 2006 — 2007 and 2007 — 2008 seasons.

•	The asset is then amortized in cost of revenues, over the broadcasting period, pro rata to the number of games broadcast. As of December 31, 2005, after broadcasting 19 days of League 1, the portion of the rights related to the 2005 — 2006 season amortized amounted to €300 million and the net amount of these rights in content assets was therefore €300 million.

•	Accounts payable are amortized in line with payments to the French Professional Soccer League. As of December 31, 2005, in accordance with the payment schedule, payments relating to the rights to the 2005 — 2006 season amounted to €273 million and the accounts payable balance (including the VAT) was therefore €391 million.

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Opening balance of film and television costs	€556	€663
Acquisition of coproductions and catalogs	25	49
Coproductions developed internally	—	9
Consumption of coproductions and catalogs	(44)	(120)
Acquisition of film and television broadcasting rights	567	588
Consumption of film and television broadcasting rights	(551)	(578)
Other	(44)	(55)

Closing balance of film and television costs	€509	€556

Additional information on film costs and television programs excluding broadcasting rights:

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Film costs(a):
Released in theaters, less amortization	€252	€303
Completed, not released	—	—
In production	22	33

	€274	€336

Costs of television coproductions:
Released, less amortization	5	6
In production	1	4

	€6	€10

Film and television costs generating income	€280	€346

(a)	Includes films produced or acquired before their first release for sale to third parties, as well as television rights catalogs.
     At the Canal+ Group, based on management total gross revenue estimates as of December 31, 2005, approximately 37% of completed and unamortized film and television costs (excluding amounts allocated to acquired catalogs) are expected to be amortized in 2006, and approximately 83% by December 31, 2008. Amortization of acquired film catalogs recorded for the years ended December 31, 2005 and 2004 was €33 million and €35 million, respectively. As of December 31, 2005, the Group estimated that payments to beneficiaries and guilds of approximately €60 million would be due in 2006.
10.2. Content liabilities as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Music royalties to artists and repertoire owners	€1,514	€1,348
Creative talent and employment agreements	196	160

Content liabilities	€1,710	€1,508

      As of December 31, 2005, liabilities relating to sports rights and film and television rights amounted to €445 million and €63 million, respectively.
      Content liabilities are recorded in “other non-current liabilities” and in “accounts payable” in the consolidated statement of financial position depending on whether they are current or non-current.
10.3. Contractual content commitments as of December 31, 2005

Commitments given recorded in the statement of financial position

	Total as of	Payments due in
Commitments given recorded in the consolidated	December 31,
statement of financial position	2005	2006	2007	2008	2009	2010	After 2010

	(In millions of euros)
Film and television broadcasting rights(a)	€135	€135	€—	€—	€—	€—	€—
Sports rights(b)	373	358	5	10	—	—	—
Creative talent and employment agreements(c)	196	57	28	16	65	3	27

Total	€704	€550	€33	€26	€65	€3	€27

      As of December 31, 2005, the current portion of music royalties to artists and repertoire owners amounted to €1,341 million. The portion of these royalties maturing after 12 months amounted to €173 million.

Off-balance sheet commitments given/ received

	Total as of	Payments due in						Total as of
	December 31,							December 31,
Off balance sheet commitments	2005	2006	2007	2008	2009	2010	After 2010	2004

	(In millions of euros)
Film and television broadcasting rights(a)	€2,320	€795	€337	€237	€156	€138	€657	€2,081
Sports rights	1,377 (b)	309	690	362	13	2	1	1,973
Creative talent and employment agreements(c)	930	418	247	136	53	50	26	830

Total given	€4,627	€1,522	€1,274	€735	€222	€190	€684	€4,884

Film and television broadcasting rights(a)	(111)	(82)	(22)	(6)	—	—	(1)	(79)
Sports rights	(48)	(19)	(19)	(10)	—	—	—	—
Creative talent and employment agreements(c)	Not Quantifiable

Total received	€(159)	€(101)	€(41)	€(16)	€—	€—	€(1)	€(79)

      The amount presented above for off-balance sheet commitments given is the minimum amount guaranteed to third parties.

(a) Includes primarily contracts valid over several years relating to the broadcast of future film and TV productions (mainly exclusivity contracts with major US studios and pre-purchases in the French movie industry), StudioCanal film coproduction commitments (given and received) and broadcasting rights of CanalSat and Cyfra+ multichannel digital TV packages. They are recorded as content assets when the broadcast is available for initial release.

(b) Includes €1,200 million in respect of residual rights to broadcast the French Professional Soccer League won by the Canal+ Group in December 2004 for the seasons 2006 — 2008. These rights are recognized in the statement of financial position on the opening of the related sport season or at first payment.

(c) UMG routinely commits to artists and other parties to pay agreed amounts upon delivery of content or other product (“Creative talent and employment agreements”). Until the artist or other party has not delivered his or her content, UMG discloses its obligation as an off-balance sheet commitment. While the artist or other party is also obligated to deliver content or other product to UMG (these arrangements are generally exclusive), UMG does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its off-balance sheet commitments.

Other off-balance sheet commitments received

•	Vivendi Games granted operating licenses for the massively multiplayer online role playing game World of Warcraft to China The 9 in China and to Softworld in Taiwan. The game was launched in China in June 2005 and in Taiwan in November 2005. In both cases, Vivendi Games received a guaranteed minimum earning from royalties. In addition, these partners are responsible for local technical aspects, game masters and customer assistance as well as distribution and marketing.

•	The Canal+ Group has received commitments from its subscribers estimated at approximately €1,907 million (including VAT) as of December 31, 2005. This estimate reflects the minimum commitments granted by subscribers over the residual life of the contracts (including decoder rental, where appropriate).

Note 11.	Other intangible assets as of December 31, 2005 and December 31, 2004

11.1.	Other intangible assets as of December 31, 2005 and December 31, 2004

		Accumulated
	Other intangible	amortization and	Other intangible
December 31, 2005	assets, gross	impairment losses	assets

	(In millions of euros)
Internally developed software(a)	€839	€(483)	€356
Acquired software(b)	1,202	(901)	301
Telecom licenses	988	(158)	830
Trade names(c)	232	(188)	44
Other	898	(492)	406

	€4,159	€(2,222)	€1,937

      As of December 31, 2005, Vivendi does not hold any other intangible assets with an indefinite life.

		Accumulated
	Other intangible	amortization and	Other intangible
December 31, 2004	assets, gross	impairment losses	assets

	(In millions of euros)
Internally developed software(a)	€819	€(492)	€327
Acquired software(b)	1,348	(929)	419
Telecom licenses	970	(89)	881
Trade names(c)	202	(151)	51
Other	1,022	(523)	499

	€4,361	€(2,184)	€2,177

(a)	Includes mainly the cost of internal software developed by SFR and amortized over 4 years.

(b)	Includes mainly SFR software amortized over 4 years.

(c)	Vivendi Games trade names, amortized on a straight-line basis over 10 years.

11.2.	Changes in other intangible assets for the years ended December 31, 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Opening balance	€2,177	€2,362
Amortization(a)	(414)	(371)
Impairment losses	(3)	(2)
Acquisitions	254	321
Increase related to internal developments	197	161
Divestitures / Decrease	(24)	(46)
Changes in scope of consolidation(b)	(234)	(33)
Reclassification as an asset held for sale	—	(13)
Changes in foreign currency translation adjustments	19	(13)
Other	(35)	(189)

Closing balance	€1,937	€2,177

(a)	Accounted for in cost of revenues and in selling, general and administrative expenses. In 2005, the amortization charge mainly consisted of telecom licenses (SFR: -€38 million, Maroc Telecom: -€25 million), internally developed software (-€101 million) and acquired software (-€144 million).

(b)	In 2005, consisted of Cegetel SAS other intangible assets, including internally-developed software for €47 million, acquired software for €12 million, telecom licenses for €18 million and user rights and rights of passage for €209 million (please refer to Note 2.2 “Combination of Cegetel SAS with Neuf Telecom as of August 22, 2005”).

Note 12.	Property, plant and equipment as of December 31, 2005 and December 31, 2004

12.1.	Property, plant and equipment as of December 31, 2005 and December 31, 2004

		Accumulated
	Property, plant and	depreciation and	Property, plant and
December 31, 2005	equipment, gross	impairment losses	equipment

	(In millions of euros)
Land	€297	€(29)	€268
Buildings	1,905	(1,111)	794
Equipment and machinery	5,985	(3,610)	2,375
Construction-in-progress	239	—	239
Other	2,436	(1,781)	655

	€10,862	€(6,531)	€4,331

		Accumulated
	Property, plant and	depreciation and	Property, plant and
December 31, 2004	equipment, gross	impairment losses	equipment

	(In millions of euros)
Land	€362	€(35)	€327
Buildings	1,967	(1,056)	911
Equipment and machinery	6,237	(3,754)	2,483
Construction-in-progress	365	(1)	364
Other	2,319	(1,664)	655

	€11,250	€(6,510)	€4,740

12.2.	Changes in property, plant and equipment for the years ended December 31, 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Opening balance	€4,740	€5,605
Depreciation(a)	(870)	(1,100)
Acquisitions / Increase	1,163	1,051
Divestitures / Decrease	(137)	(521)
Changes in scope of consolidation(b)	(634)	(85)
Reclassification as an asset held for sale	—	(180)
Changes in foreign currency translation adjustments	52	(23)
Other	17	(7)

Closing balance	€4,331	€4,740

(a)	Accounted for in cost of revenues and in selling, general and administrative expenses. In 2005, the depreciation charge mainly consisted of buildings (€135 million) and equipment and machinery (€526 million).

(b)	In 2005, consisted of Cegetel SAS property, plant and equipment including land for €3 million, buildings for €75 million, equipment and machinery for €438 million and construction-in-progress for €87 million (please refer to Note 2.2 “Combination of Cegetel SAS with Neuf Telecom as of August 22, 2005”).

12.3.	Property, plant and equipment financed by finance lease contracts

December 31,
2005

(In millions of
euros)
Land	€21
Buildings	256
Equipment and machinery	7

Property, plant and equipment financed by finance lease contracts	€284

      Property, plant and equipment financed by finance lease contracts mainly included:

•	An office block located in La Défense sold to Philip Morris Capital Corporation (PMCC) in 1998 and leased back to Vivendi under a very long-term lease (30 years) with a net carrying amount of €84 million as of December 31, 2005. The legal documentation provides PMCC with the ability to accelerate the lease if Vivendi sells all or substantially all of its assets in the energy and water sector. In a letter dated November 18, 2003, PMCC advised Vivendi that, pursuant to this clause, it was studying the impact of the sale by Vivendi of 50% of its stake in Veolia Environnement in December 2002 and the grant of call options by Vivendi covering its remaining stake in Veolia Environnement.

•	Two buildings in Berlin which were sold in 1996, the sales being coupled with very long-term leases (expiring in 2012 and 2016), with a total net carrying amount of €90 million as of December 31, 2005.
      Depreciation charges expensed in 2005 in respect of property, plant and equipment financed by finance lease contracts amounted to €23 million.

Note 13.	Property, plant, equipment and intangible assets of telecom operations

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Network equipment(a)	€2,160	€2,479
Software(b)	671	649
Telecom licenses(b)(c)	574	609
Other	440	691

Property, plant, equipment and intangible assets of telecom operations at SFR	€3,845	€4,428

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Network equipment(a)	€844	€812
Software(b)	82	79
Telecom licenses(b)(d)	256	272
Other	343	276

Property, plant, equipment and intangible assets of telecom operations at Maroc Telecom	€1,525	€1,439

(a)	Principally antennas, radio and transmission equipment, switch centers and servers and hardware.

(b)	Recorded as “Other intangible assets”.

(c)	Includes the gross value of €619 million of the UMTS license paid by SFR in September 2001 (20-year license to operate a 3G UMTS mobile telephony service in France). This license is amortized on a straight-line basis since service commencement mid-June 2004 and up to termination (i.e. August 2021).

(d)	Includes the gross value of Maroc Telecom’s license valued at €340 million during the purchase price adjustment allocation of the 35% interest in this subsidiary in April 2001. It is amortized on a straight-line basis over 15 years.

Note 14.	Investments in equity affiliates as of December 31, 2005 and December 31, 2004

14.1.	Equity affiliates as of December 31, 2005 and December 31, 2004

		Voting Interest		Value of Equity Affiliates

		December 31,	December 31,	December 31,	December 31,
	Note	2005	2004	2005	2004

		(In millions of euros)
NBC Universal/VUE	2.4	20.0%	20.0%	€6,419	€5,555	(a)
Neuf Cegetel	2.2	28.2%	—	363	—
Elektrim Telekomunikacja	2.3	—(b)	49.0%	—	—
Veolia Environnement	2.5	—	—	—	—
Sportfive	2.5	—	—	—	—
UGC	2.5	—	37.8%	—	78
Other		na*	na*	74	140

				€6,856	€5,773

na*: not applicable.

(a)	Universal Studios Holding Corp.’s historical stake in VUE and the investment in NBC for €4,929 million.

(b)	Following the acquisition from Ymer of an additional 2% stake in Elektrim Telekomunikacja in December 2005, this affiliate is fully consolidated in Vivendi’s financial statements.

14.2.	Changes in value of equity affiliates during the years ended December 31, 2005 and 2004

		Value of Equity					Changes in foreign	Value of Equity
		Affiliates as of	Changes in		Income from		currency translation	Affiliates as of
		December 31,	Scope of		Equity	Dividends	adjustments	December 31,
	Note	2004	Consolidation		Affiliates	Received	and other	2005

		(In millions of euros)
NBC Universal	2.4	€5,555	€—		€361	€(346)	€849 (a)	€6,419
Neuf Cegetel	2.2	—	413	(b)	(50)	—	—	363
UGC	2.5	78	(80	)(c)	3	—	(1)	—
Other		140	4		12	(9)	(73)	74

		€5,773	€337		€326	€(355)	€775	€6,856

(a)	Includes the impact of non-cash adjustments relating to the investment in NBC Universal (€124 million).

(b)	Corresponds to the reclassification of SFR’s 28.19% stake in Cegetel SAS (€176 million), following the combination of Cegetel SAS with Neuf Telecom (please refer to Note 7), and the 28.19% investment in Neuf Telecom (€237 million).

(c)	In December 2005, when the call option was exercised by the family shareholders, Vivendi divested its 37.8% stake in UGC SA’s share capital for €89 million (including interest).

		Value of Equity					Changes in foreign	Value of Equity
		Affiliates as of	Changes in	Income from			currency translation	Affiliates as of
		January 1,	Scope of	Equity		Dividends	adjustments	December 31,
	Note	2004	Consolidation	Affiliates		Received	and other	2004

		(In millions of euros)
NBC Universal/VUE	2.4	€1,699	€4,828	€205		€(151)	€(1,026)	€5,555
Veolia Environnement	2.5	—	—	—		—	—	—
Sportfive	2.5	203	(211)	8		—	—	—
UGC	2.5	61	—	16		—	1	78
Other		133	24	15		(3)	(29)	140

		€2,096	€4,641	€244	(a)	€(154)	€(1,054)	€5,773

(a)	Excludes the 28.2% share in earnings of Cegetel SAS, a discontinued operation, included in “Income from equity affiliates” in the consolidated statement of earnings (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).

14.3.	Financial information relating to equity affiliates as of December 31, 2005 and December 31, 2004
      The following condensed information relating to equity affiliates correspond to Vivendi’s equity in the unaudited stand-alone financial statements of these affiliates.

	December 31, 2005

			Elektrim
	NBC	Neuf Cegetel	Telekomunikacja
	Universal	(a)	(b)	Other	Total

	(In millions of euros)
Vivendi’s ownership interests	18.47%	15.79%	49.00%	na*	na*

Revenues	2,089	436	—	124	2,649
Earnings from operations	464	(26)	(4)	10	444
Earnings	338	(28)	(11)	6	305
Total assets	4,951	603	na*	92	5,646
Total liabilities	1,446	452	na*	63	1,961

	December 31, 2004

	NBC	Veolia
	Universal	Environnement	Elektrim
	(c)	(d)	Telekomunikacja	Other	Total

	(In millions of euros)
Vivendi’s ownership interests	18.47%	20.40%	49.00%	na*	na*

Revenues	1,503	4,590	—	318	6,411
Earnings from operations	285	302	(13)	14	588
Earnings	177	108	75	25	385
Total assets	4,788	na*	8	353	5,149
Total liabilities	1,562	na*	337	221	2,120

na*: not applicable.

(a)	Company equity accounted from August 22, 2005.

(b)	Company consolidated, with a 51% ownership interest, from December 12, 2005. Please refer to Note 2.3 “Acquisition of an additional 2% stake in Elektrim Telekomunikacja (Telco) on December 12, 2005”.

(c)	Company equity accounted from May 12, 2004.

(d)	Company equity accounted up to December 9, 2004.

Note 15. Financial assets as of December 31, 2005 and December 31, 2004

		December 31,		December 31,
	Note	2005		2004

		(In millions of euros)
Available-for-sale securities	15.1	€1,706		€1,854
Derivative financial instruments	15.2	29		257
Other		91	(a)	5

Financial assets at fair value		1,826		2,116

Advances to equity affiliates	14	10		379	(b)
Cash deposits backing borrowings	15.3	61		59
Other financial receivables		193		209
Other	15.4	1,807		1,186

Financial assets at cost or at amortized cost		2,071		1,833

Financial assets		€3,897		€3,949

Deduction of short-term financial assets		(114)		(162)

Non current financial assets		€3,783		€3,787

(a)	Includes interests in the LBI Fund for €87 million (please refer to Note 2.3 “Acquisition of an additional 2% stake in Elektrim Telekomunikacja (Telco) on December 12, 2005).

(b)	Shareholder advances granted to Elektrim Telekomunikacja by Vivendi and VTI.

15.1.	Changes in available-for-sale securities during the years ended December 31, 2005 and 2004

						Changes in foreign
						currency translation
		December 31,	Changes in	Acquisition/		adjustments and	December 31,
	Note	2004	value	divestiture		other	2005

		(In millions of euros)
Veolia Environnement shares		€573	€250	€—		€—	€823
DuPont shares		592	(86)	—		84	590
Sogecable shares hedging the exchangeable bonds(a)	23	671	14	(403	)(b)	—	282
Other		18	(8)	—		1	11

Available-for-sale securities		€1,854	€170	€(403)		€85	€1,706

(a)	As of December 31, 2005, including 8.3 million Sogecable shares (compared to 14.7 million as of December 31, 2004) that were subject to a loan. At the time of the issuance, Vivendi committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as a bookrunner for the bond issue.

(b)	In November and December 2005, Vivendi divested 12.5 million Sogecable shares to bondholders.

				Changes in foreign
				currency translation
	January 1,	Changes in	Acquisition/	adjustments and	December 31,
	2004	value	divestiture	other	2004

	(In millions of euros)
Veolia Environnement shares	€—	€573	€—	€—	€573
DuPont shares	606	42	—	(56)	592
Sogecable shares hedging the exchangeable bonds	568	103	—	—	671
Other	33	7	(21)	(1)	18

Available-for-sale securities	€1,207	€725	€(21)	€(57)	€1,854

15.2.	Changes in derivative financial instruments during the years ended December 31, 2005 and 2004

					Changes in foreign
					currency translation
	December 31,	Changes in	Acquisition/		adjustments and	December 31,
	2004	value	divestiture		other	2005

	(In millions of euros)
Collar option on Veolia Environnement shares(a)	€93	€—	€(93)		€—	€—
Call options on Vinci shares hedging the exchangeable bonds	72	—	(72	)(b)	—	—
Foreign currency hedging swaps	32	(19)	—		—	13
Interest rate swaps	42	(32)	—		—	10
Other	18	(12)	—		—	6

Derivative financial instruments	€257	€(63)	€(165)		€—	€29

(a)	Pursuant to the sale of 15% of the share capital of Veolia Environnement in December 2004, Vivendi and Société Générale set up a derivative structure comprising a notional commitment covering 5% of the share capital of Veolia Environnement and enabling Vivendi to benefit over a 3-year period from any increase in the share price of Veolia Environnement above €23.91. This derivative structure was terminated early in October 2005. Due to an increase in the share price of Veolia Environnement above the collar trigger price set in December 2004, the unwinding of this instrument led to the recognition in 2005 of a financial income of €115 million, definitively acquired by Vivendi, equal to the gross income from the transaction (€208 million after commission) less the value of the collar as of January 1, 2005 (€93 million).

(b)	These options were unwound concurrently with the early redemption of the bonds exchangeable for Vinci shares which occurred in March 2005.

				Changes in foreign
				currency translation
	January 1,	Changes in	Acquisition/	adjustments and	December 31,
	2004	value	divestiture	other	2004

	(In millions of euros)
Collar option on Veolia Environnement shares	€—	€25	€68	€—	€93
Call options on Vinci shares hedging the exchangeable bonds	16	56	—	—	72
Foreign currency hedging swaps	66	(34)	—	—	32
Interest rate swaps	48	(6)	—	—	42
Other	13	5	—	—	18

Derivative financial instruments	€143	€46	€68	€—	€257

15.3.	Cash deposits backing borrowings as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Cash deposits backing finance leases	€61	€59

Cash deposits backing borrowings	€61	€59

15.4.	Other financial assets at cost or at amortized cost as of December 31, 2005 and December 31, 2004

		December 31,	December 31,
	Note	2005	2004

		(In millions of euros)
Deposits related to Qualified Technological Equipment operations(a)	16.4	€807	€865
Bonds issued by Neuf Telecom	2.2	180	—
PTC shares held by Telco and Carcom	2.3	531	—
Other unconsolidated interests		151	104
Other		138	217

Other financial assets at cost or at amortized cost		€1,807	€1,186

(a)	Cash deposits assuring the pre-financing of arrangement commissions for Qualified Technological Equipment (QTE) leases/ subleases set up by SFR in 1999 and 2001.

Note 16.	Other changes in net working capital as of December 31, 2005 and December 31, 2004

16.1.	Changes in net working capital during the years ended December 31, 2005 and 2004

		Net cash		Changes in foreign
	As of	provided by	Changes in	currency translation		As of
	December 31,	operating	Scope of	adjustments and		December 31,
	2004	activities	Consolidation	other		2005

	(In millions of euros)
Inventories	€315	€48	€28	€(16)		€375
Trade accounts receivable and other	4,528	300	(401)	104		4,531

Working capital assets	€4,843	€348	€(373)	€88		€4,906

Trade accounts payable and other	8,187	739	(546)	357		8,737
Other non current liabilities	1,955	(225)	(343)	(45)		1,342

Working capital liabilities	€10,142	€514	€(889)	€312		€10,079

Net working capital	€(5,299)	€(166)	€516	€(224	)(a)	€(5,173)

(a)	Includes -€233 million of changes in foreign currency translation adjustments.

		Net cash		Changes in foreign
	As of	provided by	Changes in	currency translation	As of
	January 1,	operating	Scope of	adjustments and	December 31,
	2004	activities	Consolidation	other	2004

	(In millions of euros)
Inventories	€364	€(22)	€(26)	€(1)	€315
Trade accounts receivable and other	5,126	(105)	(281)	(212)	4,528

Working capital assets	€5,490	€(127)	€(307)	€(213)	€4,843

Trade accounts payable and other	8,653	(165)	(553)	252	8,187
Other non current liabilities	1,771	152	(25)	57	1,955

Working capital liabilities	€10,424	€(13)	€(578)	€309	€10,142

Net working capital	€(4,934)	€(114)	€271	€(522)	€(5,299)

16.2.	Trade accounts receivable and other as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Trade accounts receivable	€4,188	€4,431
Trade accounts receivable write-offs	(788)	(847)

Trade accounts receivable, net	€3,400	€3,584

Other	1,131	944
Including
VAT to be received	635	546
Social costs and other taxes	33	20
Prepaid charges	167	156

Trade accounts receivable and other	€4,531	€4,528

16.3.	Trade accounts payable and other as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Trade accounts payable	€4,766	€3,326
Other	3,971	4,861
Including
VAT	588	584
Social costs and other taxes	408	313

Trade accounts payable and other	€8,737	€8,187

16.4.	Other non-current liabilities as of December 31, 2005 and December 31, 2004

		December 31,	December 31,
	Note	2005	2004

		(In millions of euros)
Advance lease payments in respect of Qualified Technological Equipment operations	15.4	€840	€906
Net cost of dividends on the VUE Class B preferred interests	2.4	—	244
Non current content liabilities	10.2	255	286
Accrued compensation and other benefits		—	95
Other		247	424

		€1,342	€1,955

Note 17.	Cash and cash equivalents as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In millions of euros)
Cash	€517	€1,140
Cash equivalents	2,385	2,019

Cash and cash equivalents	€2,902	€3,159

      As of December 31, 2005, cash equivalents comprised UCITS (€1,748 million), certificates of deposit (€100 million) and term deposits (€537 million).

Note 18.	Information on the share capital as of December 31, 2005 and December 31, 2004

18.1.	Number of common shares and voting rights outstanding as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In thousands)
Common shares outstanding (nominal value: €5.5 per share)	1,153,477	1,072,624
Treasury shares(a)	(2,499)	(570)

Voting rights	1,150,978	1,072,054

(a)	Treasury shares were mainly held to hedge certain stock purchase options granted to management and employees. In 2005, Vivendi acquired a net amount of approximately 1.9 million shares for €44 million, which was recorded against equity.

18.2.	Compound financial instruments as of December 31, 2005 and December 31, 2004

	ORA (November 25, 2005)(a)		OCEANE (January 2, 2004)(b)

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

	(In millions of euros)
Statement of financial position
Capital stock	€433	€—	€—	€—
Additional paid-in capital	567	1,000	204	204
Reserves (prepaid interest)	(156)	(156)	—	—
Reserves (equity component)	—	—	(204)	(204)

Equity	844	844	—	—

Current portion of long term borrowings	—	—	—	—

Borrowings and other financial liabilities	€—	€—	€—	€—

(a)	In November 2002, Vivendi issued 78,678,206 notes for a total amount of €1 billion. The Bonds due November 25, 2005 were redeemable for new Vivendi shares at a rate of one share for one note. The notes bore interest at 8.25% per annum. Due to the advance payment of interest in full on issue (i.e. €233 million), the liability component is nil. As such, the nominal value (€1,000 million) was recognized in additional paid-in capital, and residual issue costs and prepaid interest were deducted from reserves. The notes were redeemed on November 25, 2005 and resulted in the issuance of 78,672,415 Vivendi shares. The related share capital increase amounted to €433 million.

(b)	In January 1999, Vivendi issued bonds convertible or exchangeable for new or existing Vivendi shares.

18.3.	2005 Dividends
      On February 21, 2006, the date of the management board meeting which approved Vivendi’s Consolidated Financial Statements and the appropriation of earnings, Vivendi’s management board decided to propose the distribution of a dividend of €1 per share to shareholders, corresponding to a total distribution of €1,146.6 million. This proposal was approved by the supervisory board at its meeting held on February 28, 2006.

Note 19.	Share-based compensation for the years ended December 31, 2005 and 2004

19.1.	Impact on earnings before minority interests of share-based compensation for the years ended December 31, 2005 and 2004

		Year Ended
		December 31,

	Note	2005	2004

		(In millions
		of euros)
Employee stock option plans	19.2	€48	€91
Vivendi employee stock purchase plans	19.3	7	2
Maroc Telecom employee stock purchase plans	19.3	—	4

Share-based compensation(a)		€55	€97

(a)	Includes the compensation allocated to employees of discontinued operations for €5 million and €33 million in 2005 and 2004, respectively.

19.2.	Employee stock option plans
      Since the acquisition of the Seagram Company Ltd. on December 8, 2000, Vivendi has approved several stock option purchase plans (until 2002) and subscription plans under which options may be granted to employees to purchase Vivendi common shares. For the most standard plans, the options vest annually in third parts over three-year periods from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date; the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.

19.2.1	Stock option plans
      Vivendi uses a binomial model to value the personnel cost corresponding to the options granted. The characteristics and assumptions used to value the options granted in 2005, 2004, 2003, 2002 and 2001 are as follows:

	Subscription plans

	2005		2004	2003			2002

	June 28	April 26	May 21	December 9	May 28	January 29	October 10
Grant date
Options strike price	€25.13	€23.64	€20.67	€19.07	€14.40	€15.90	€12.10
Maturity (in years)	10	10	10	10	10	8	8
Number of options initially granted	39,000	9,071,000	9,279,600	1,015,000	11,299,000	1,660,000	3,619,300
Share market price at grant date	€25.50	€23.72	€20.15	€18.85	€15.67	€15.20	€10.98
Expected dividend	€0.80	€0.80	€0.60	€0.60	€0.60	€0.60	—
Expected volatility(*)	17.00%	17.00%	20.00%	20.00%	20.00%	20.00%	60.00%
Risk-free interest rate	3.17%	3.48%	4.35%	3.90%	3.90%	3.90%	5.00%
Expected dividend yield	3.14%	3.37%	2.98%	3.18%	3.83%	3.95%	0.00%
Fair value of the granted options	€4.76	€4.33	€4.78	€4.21	€3.65	€2.64	€7.25

	Purchase plans

	2002				2001

	May 29	April 24	March 20	January 24	October 10	October 10	April 24	March 9
Grant date
Options strike price	€33.75	€37.83	€43.35	€53.38	€57.18	€46.87	€73.42	€67.83
Maturity (in years)	8	8	8	8	8	8	8	8
Number of options initially granted	95,000	604,000	200,000	1,456,392	665,210	14,632,293	11,000	129,500
Share market price at grant date	€33.75	€38.90	€44.75	€53.60	€48.20	€48.20	€75.50	€69.75
Expected dividend	—	—	—	—	€0.55	€0.55	€0.55	€0.55
Expected volatility(*)	60.00%	60.00%	60.00%	60.00%	35.00%	35.00%	35.00%	35.00%
Risk-free interest rate	5.00%	5.00%	5.00%	5.00%	4.90%	4.90%	4.90%	4.90%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	1.14%	1.14%	0.73%	0.79%
Fair value of the granted options	€22.87	€26.57	€16.38	€36.36	€18.69	€21.51	€35.24	€32.34

(*)	Volatility is a measure of the amount by which the return on a financial asset is expected to vary over time. The Vivendi shares were subject to extremely high volatility prior to the valuation period of the stock option plans (1999 — 2002). As a result, Vivendi has limited relevant statistical data to build estimates of future volatility for the purpose of valuing its stock option plans in accordance with IFRS 2. Vivendi has therefore valued its stock options using the implicit volatility rate for short-term securities.
     This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as the options under the plan vest in third parts over three years. The expense is, therefore, amortized in accordance with the following spread rates:

•	Rate applicable in year 1 of the plan: 100% of the first tranche (fully vested in the first year), + 50% of the second tranche (vested over 2 years) + 33.33% of the third tranche (vested over 3 years), that is 61.11%;

•	Rate applicable in year 2 of the plan: second half of the second tranche (vested over 2 years) + 33.33% of the third tranche (vested over 3 years), that is 27.78%; and

•	Rate applicable in year 3 of the plan: final third of the third tranche (vested over 3 years), that is 11.11%.

Other plans
      Prior to the Seagram Company Ltd. acquisition, both Vivendi and Canal+ had established various stock options plans under which options were granted to employees to purchase common shares with exercise prices below the fair market value of the shares as of the grant dates. On December 8, 2000, outstanding options under the Canal+ option plans were converted to or replaced by Vivendi stock option plans. On that date, the plans were amended so that the options vest in the same way as the new options granted under the most standard plans of Vivendi described above. On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 stock options exercisable for Vivendi ADSs (American Depositary Shares). The fair value of the stock options exercisable for ADSs acquired on December 8, 2000 was recorded in addition to the purchase price.
      For one exceptional performance-related plan, the “outperformance” plan established on December 8, 2000, outstanding options vest after six years, although the vesting may be accelerated after three years based on the performance of Vivendi common shares versus a composite of the Morgan Stanley Capital International (MSCI) Media and Dow Jones Stoxx media indices. In any case, outstanding options expire before the tenth year following the date of grant.
      In 2001 and 2002, Vivendi granted stock options to employees of the companies it acquired so as to replace their existing stock option plans. The largest of these companies are InterActiveCorp. (ADS stock options) and MP3.com (ADS stock options). The fair value of the stock options was recorded in addition to the purchase price.

19.2.2	Information on outstanding plans

Transactions involving stock options and stock options exercisable for ADSs since January 1, 2004 are summarized as follows:

	Stock Options on Ordinary Shares		Stock Options on ADSs

		Weighted Average	Number of
	Number of	Strike Price of	Stock Options	Weighted Average
	Stock Options	Stock Options	on ADSs	Strike Price of
	Outstanding	Outstanding	Outstanding	ADS Options

		(in euros)		(in US dollars)
Balance as of January 1, 2004	57,822,758	€48.9	44,550,119	$48.4
Granted	8,267,200	20.7	1,684,280	36.2
Adjusted	—	—	177	64.4
Exercised	(1,674,669)	19.6	(2,929,000)	18.7
Forfeited	(4,741,765)	36.5	(1,057,479)	36.8
Cancelled	(1,488,466)	56.2	(1,930,571)	64.1

Balance as of December 31, 2004	58,185,058	€46.5	40,317,526	$49.6
Granted	7,284,600	23.6	1,825,400	28.9
Exercised	(465,656)	13.7	(965,077)	18.1
Forfeited	(1,222,167)	85.3	(2,414,192)	38.7
Cancelled	(1,083,840)	30.0	(860,046)	38.1

Balance as of December 31, 2005	62,697,995	€44.7	37,903,611	$50.3

Exercisable as of December 31, 2005	40,910,022 (a)	€53.3	33,789,143 (a)	$51.6

(a)	The number of stock options that are exercisable is calculated on the basis of purchase and subscription plans outstanding as of December 31, 2005, excluding exceptional performance-related plans.

     The following table summarizes information concerning stock options exercisable for ordinary shares and stock options exercisable for ADSs outstanding and vested as of December 31, 2005:

19.3.	Employee stock purchase plans

			Weighted
			Average
	Number	Weighted Average	Remaining	Number	Weighted Average
Range of Strike Prices	Outstanding	Strike Price	Contractual Life	Vested	Strike Price

		(in euros)	(in years)		(in euros)
Stock options on ordinary shares in euros
Under €20	13,942,324	€14.3	6.7	10,659,484	€14.2
€20 — €30	15,019,259	22.1	8.8	3,659,707	21.0
€30 — €40	368,724	35.9	1.6	368,724	35.9
€40 — €50	9,168,394	47.4	3.0	9,168,394	47.4
€50 — €60	771,926	56.1	3.7	566,258	57.1
€60 — €70	5,431,688	62.3	1.5	5,431,688	62.3
€70 — €80	12,619,354	74.0	2.2	12,619,354	74.0
€80 and more	5,376,326	94.6	2.7	5,376,326	94.6

	62,697,995	€44.7	4.9	47,849,935	€52.0

Stock options on ADSs in US dollars	ADSs	(in US dollars)	(in years)		(in US dollars)

Under $20	2,047,534	$14.9	5.6	1,909,179	$14.8
$20 — $30	2,450,195	24.8	6.8	1,798,352	25.0
$30 — $40	2,405,379	31.7	8.0	637,979	34.7
$40 — $50	15,086,715	44.1	2.5	15,086,715	44.1
$50 — $60	3,130,177	57.9	3.0	3,130,177	57.9
$60 — $70	6,964,478	65.7	3.0	6,964,478	65.7
$70 — $80	5,803,492	74.0	4.0	5,803,492	74.0
$80 and more	15,641	196.0	4.1	15,641	196.0

	37,903,611	$50.3	3.7	35,346,013	$51.8

      Shares sold to employees and retirees through the employee stock purchase plans (excluding employees of Maroc Telecom) in 2005 and 2004 were as follows:

	Year Ended
	December 31,

	2005	2004

Subscription price	€19.46	€18.20
Share price at grant date	€24.21	€20.90
Number of shares subscribed(a)	1,399,097	831,171
Amount subscribed (in millions of euros)	27	15

(a)	Including 286,675 and 89,951 shares subscribed by Cegetel SAS employees in 2005 and 2004, respectively. The related expenses, i.e. €1.4 million in 2005 and €0.2 million in 2004, were recorded in earnings from discontinued operations.
     The related expense was recorded at the subscription date and represents the discount granted to employees and retirees, equal to the difference between the subscription price of the shares and the share price on the date of grant. The subscription price is fixed at 20% below the average market price for Vivendi shares during the 20 business days preceding the date of authorization by the management board and the supervisory board.

      In 2004, as part of Maroc Telecom’s initial public offering (IPO) on December 13, 2004, employees subscribed to 4,164,516 shares with a 15% discount price from the IPO price, i.e. 58.01 dirham, subject to a 3-year lock-up period. A compensation expense of €4 million was recorded.
      In addition, in June 2000, Vivendi set up a leveraged stock purchase plan named “Pegasus”, that was exclusively available to employees of non-French subsidiaries. At the end of a five-year period, the employees were guaranteed to receive the greater of their personal contribution plus 6 times the performance of Vivendi ordinary shares and their personal contribution plus a 5% interest per year, compounded annually. The risk carried by Vivendi was hedged by Société Générale through a trust based in Jersey. This plan matured in June 2005.

Note 20.	Provisions as of December 31, 2005 and December 31, 2004

		Balance as of			Reversal and	Changes in scope	Balance as of
		December 31,			changes in	of consolidation	December 31,
	Note	2004	Addition	Utilization	estimates	and other	2005

		(In millions of euros)
Employee benefit plans	21	€691	€47	€(124)	€(10)	€120	€724
Financial risks		103	18	(6)	—	(61)	54
Litigations	30	368	84	(126)	(51)	6	281
Restructuring costs	22	124	27	(81)	(3)	6	73
Warranties and customer care		56	2	(20)	(11)	13	40
Other		576	249	(207)	(57)	65	626

Provisions		€1,918	€427	€(564)	€(132)	€149	€1,798

Deduction of current provisions		(357)	(214)	217	55	(279)	(578)

Non current provisions		€1,561	€213	€(347)	€(77)	€(130)	€1,220

Note 21.	Employee benefits as of December 31, 2005 and December 31, 2004

21.1.	Analysis of the expense related to employee benefit plans for the years ended December 31, 2005 and 2004
      The table below provides information on the cost of employee benefit plans excluding its financial component. The total cost of defined benefit plans is disclosed below in Note 21.2.2.

		Year Ended
		December 31,

	Note	2005	2004

		(In millions
		of euros)
Retirement pensions through defined contribution plans		€69	€34
Retirement pensions through defined benefit plans	21.2	23	14
including pension benefits		23	13
including postretirement benefits		—	1

Employee benefit plans		€92	€48

21.2.	Retirement pensions through defined benefit plans

21.2.1	Assumptions used in the evaluation and sensitivity analysis
      The weighted-average rates and assumptions used in the accounting for these plans for the years ended December 31, 2005 and 2004 were as follows:

			Postretirement
	Pension Benefits		Benefits

	2005	2004	2005	2004

Discount rate	4.9%	5.1%	5.2%	5.3%
Expected return on plan assets	4.7%	6.4%	na*	na*
Rate of compensation increase	3.8%	3.8%	3.4%	3.6%
Expected residual active life (in years)	13.2	12.9	11.0	11.7

*	na: not applicable.
     The applicable discount rates were determined by reference to returns received on treasury notes and notes issued by investment grade companies having maturities identical to that of the valued plans. A 50 point increase in the 2005 discount rate would lead to a €2 million increase in the pre-tax expense. A 50 point decrease would have had no significant impact on the 2005 expense.
      For each country where Vivendi has pension plan assets, expected returns on pension plan assets were determined taking into account the structure of the asset portfolio and the expected rates of return for each of the components. A 50 point increase (or decrease) in the expected return on pension plan assets for 2005 would lead to a €4 million decrease in the pre-tax expense (or an increase of €4 million).
      The assumptions used in the accounting for the pension benefits, by country, were as follows:

	US		UK		Germany		France

	2005	2004	2005	2004	2005	2004	2005	2004

Discount rate	5.3%	5.5%	4.9%	5.3%	4.2%	4.4%	4.2%	4.5%
Expected return on plan assets	5.5%	7.5%	4.5%	6.0%	na*	na*	3.9%	5.0%
Rate of compensation increase	4.0%	4.0%	4.3%	4.3%	3.5%	3.5%	3.4%	3.3%

*	na: not applicable.
     The assumptions used in the accounting for the post-retirement benefits, by country, were as follows:

	US		Canada

	2005	2004	2005	2004

Discount rate	5.3%	5.3%	5.0%	5.5%
Expected return on plan assets	na*	na*	na*	na*
Rate of compensation increase	4.0%	4.0%	na*	na*

*	na: not applicable.
     The range of investment allocation by asset classes for each major pension plan was as follows:

	Minimum	Maximum

Equity securities	33%	52%
Real estate	0%	1%
Debt securities	42%	62%
Cash	6%	7%

      Vivendi’s pension plan asset allocation as of December 31, 2005 and 2004 was as follows:

	December 31,

	2005	2004

Equity securities	43.0%	46.4%
Real estate	0.4%	0.3%
Debt securities	50.5%	47.0%
Cash	6.1%	6.3%

Total	100.0%	100.0%

      These assets do not include occupied buildings or assets used by Vivendi, or Vivendi shares or debt instruments.
      For purposes of measuring post-retirement benefits, Vivendi assumed a slow-down in growth in the per capita cost of covered health care benefits (the annual trend in health care cost) from 9.7% for categories under 65 years old and 65 years old and over in 2005, down to 4.4% by 2012 for these categories. In 2005, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by €12 million and the pre-tax expense by less than €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by €11 million and the pre-tax expense by less than €1 million.

21.2.2	Analysis of the expense recorded for the years ended December 31, 2005 and 2004

	Pension		Postretirement
	Benefits		Benefits

	Year Ended December 31,

	2005	2004	2005	2004

	(In millions of euros)
Current service cost	€15	€27	€—	€1
Amortization of actuarial (gains) losses	1	6	—	—
Amortization of past service costs	2	1	—	—
Effect of curtailments/ settlements	5	(21)	—	—
Adjustments related to asset cap	—	—	—	—

Impact on selling, administrative and general expenses	23	13	—	1

Interest cost	64	72	11	11
Expected return on plan assets	(40)	(46)	—	—

Impact on other financial charges and income	24	26	11	11

Net benefit cost	€47	€39	€11	€12

21.2.3	Analysis of net benefit obligations with respect to pensions and postretirement benefits as of December 31, 2005 and December 31, 2004
      The date as of which pension plan obligations are measured is December 31 of the fiscal year. The tables below indicate changes in the value of the benefit obligations, the fair value of plan assets, the funded status of the plans and the net provision recorded in the statement of financial provision for the years ended December 31, 2005 and 2004:

			Postretirement
	Pension Benefits		Benefits

	2005	2004	2005	2004

	(In millions of euros)
Changes in benefit obligation
Benefit obligation at the beginning of the year	€1,276	€1,439	€201	€206
Current service cost	15	27	—	1
Interest cost	64	72	11	11
Contributions by plan participants	1	1	1	—
Business combinations	—	—	—	9
Divestitures	(4)	—	—	—
Curtailments	(4)	(22)	(1)	—
Settlements	(64)	(126)	—	—
Transfers	—	2	—	—
Plan amendments	7	1	(18)	—
Experience differential	(4)	(4)	(4)	(3)
Actuarial (gains) losses related to changes in actuarial assumptions	65	62	—	11
Benefits paid	(90)	(132)	(19)	(16)
Special termination benefits	5	11	—	—
Other (foreign currency translation adjustments)	109	(55)	29	(18)

Benefit obligation at the end of the year	€1,376	€1,276	€200	€201

Including wholly or partly funded benefits	1,049	921	—	—
Including wholly unfunded benefits(a)	327	355	200	201
Changes in fair value of plan assets
Fair value of plan assets at the beginning of the year	685	769	—	—
Expected return on plan assets(b)	40	46	—	—
Actuarial (gains) losses related to changes in actuarial assumptions(b)	9	6	—	—
Contributions by employers	152	131	18	16
Contributions by plan participants	1	1	1	—
Business combinations	—	—	—	—
Divestitures	—	—	—	—
Settlements	(59)	(107)	—	—
Transfers	3	1	—	—
Benefits paid	(90)	(132)	(19)	(16)
Other (foreign currency translation adjustments)	65	(30)	—	—

Fair value of plan assets at the end of the year	€806	€685	€—	€—

Funded status
Underfunded obligation	(570)	(591)	(200)	(201)
Unrecognized actuarial (gains) losses	92	50	(16)	7
Unrecognized past service cost	5	—	—	—

Net (provision) asset recorded in the statement of financial position	€(473)	€(541)	€(216)	€(194)

Including asset	35	28	—	—
Including provisions for employee benefit plans	(508)	(569)	(216)	(194)

(a)	Certain pension plans, in accordance with the laws and practices, are not covered by pension funds. As of December 31, 2005, they principally comprise additional pension plans in the US and pension plans in Germany.

(b)	The sum of the expected return on plan assets with actuarial (gains) losses related to changes in actuarial assumptions corresponds to the actual return on plan assets.
     In 2005, the benefits paid amounted to €149 million with respect to pension, of which €71 million was paid by pension plans, and amounted to €19 million with respect to post retirement benefits.
      The table below provides a breakdown of pension benefit obligations and the fair value of plan assets by country for the years ended December 31, 2005 and 2004:

			Postretirement
	Pension Benefits		Benefits

	December 31,

	2005	2004	2005	2004

	(In millions of euros)
Benefit obligations
US companies	€633	€567	€177	€183
UK companies	457	400	—	—
French companies	69	62	—	—
Other	217	247	23	18

	€1,376	€1,276	€200	€201

Fair value of plan assets
US companies	341	292	—	—
UK companies	337	289	—	—
French companies	40	32	—	—
Other	88	72	—	—

	€806	€685	€—	€—

      The total accumulated pension benefit obligation, without salary projection, was €1,306 million and €1,214 million as of December 31, 2005 and 2004, including €314 million and €341 million, with respect to obligations not covered by pension funds, respectively.

      The table below describes the projected pension benefit obligations, the accumulated benefit obligations, without salary projection, and the fair value of the pension plan assets where the accumulated benefit obligations, exceed the assets of the pension plan.

	December 31,

	2005	2004

	(In millions
	of euros)
U.S. companies
Accumulated benefit obligation excluding wage increase	€632	€566
Projected benefit obligation	633	567
Plan assets at fair value	341	292
U.K. companies
Accumulated benefit obligation excluding wage increase	€421	€299
Projected benefit obligation	457	303
Plan assets at fair value	337	218
French companies
Accumulated benefit obligation excluding wage increase	€26	€34
Projected benefit obligation	36	43
Plan assets at fair value	5	11
Other companies
Accumulated benefit obligation excluding wage increase	€147	€188
Projected benefit obligation	152	196
Plan assets at fair value	—	1
Total
Accumulated benefit obligation excluding wage increase	€1,226	€1,087
Projected benefit obligation	€1,278	€1,109
Plan assets at fair value	€683	€522

21.2.4	Additional information on pension benefits in France
      Vivendi maintains four funded pension plans in France which are invested through insurance companies. The allocation of assets by category for each of these plans was as follows:

	Equity	Real	Debt
	securities	estate	securities	Total

Corporate Supplementary Plan	11%	5%	84%	100%
Corporate Management Supplementary Plan	11%	5%	84%	100%
SFR Supplementary Plan	11%	5%	84%	100%
Canal+ Group IDR* Plan	16%	11%	73%	100%

*	IDR (Indemnités de départ en retraite): Indemnities payable on retirement.
     The asset allocation remains fairly stable over time and the current asset allocation reflects the target asset allocation. The accumulated benefit obligations for pension plans in France were €49 million and €45 million as of December 31, 2005 and 2004, respectively. Contributions to these plans amounted to €13 million in 2005 and are estimated at €5 million for 2006.

21.2.5	Benefits estimation and future payments
      For 2006, pension fund contributions and benefit payments to retirees by Vivendi (contributions by employers) are estimated at €182 million in respect of pensions (of which €72 million to pension plans) and €80 million in respect of postretirement benefits.

      The table below presents the estimated future benefit payments that will be met by the pension funds or by Vivendi:

	Pension	Postretirement
	Benefits	Benefits

	(In millions of euros)
2006	€140	€9
2007	121	9
2008	78	9
2009	69	9
2010	68	9
2011 — 2015	358	38

Note 22.	Restructuring provisions as of December 31, 2005, December 31, 2004 and January 1, 2004
      The table below presents changes in the amount of restructuring reserves during 2004 and 2005:

	Universal
	Music	Vivendi	Canal+		Maroc	Holding &	Non core	Total
	Group	Games	Group	SFR	Telecom	Corporate	operations	Vivendi

	(In millions of euros)
Employee termination reserves
Balance as of January 1, 2004	€67	€12	€32	€—	€2	€18	€—	€131
Changes in scope of consolidation and purchase accounting adjustments	(2)	(2)	(2)	—	(2)	(2)	—	(10)
Additions	29	23	3	—	—	1	—	56
Utilization	(54)	(18)	(20)	—	—	(8)	—	(100)
Reversals	—	—	(6)	—	—	—	—	(6)

Balance as of December 31, 2004	€40	€15	€7	€—	€—	€9	€—	€71
Changes in scope of consolidation and purchase accounting adjustments	3	(2)	2	—	—	—	—	3
Additions	24	1	—	—	—	1	—	26
Utilization	(33)	(10)	(6)	—	—	(4)	—	(53)
Reversals	—	—	—	—	—	—	—	—
		—	—	—	—	—	—	—

Balance as of December 31, 2005	€34	€4	€3	€—	€—	€6	€—	€47

	Universal
	Music	Vivendi	Canal+		Maroc	Holding &	Non core	Total
	Group	Games	Group	SFR	Telecom	Corporate	operations	Vivendi

	(In millions of euros)
Other restructuring reserves
Balance as of January 1, 2004	—	—	6	—	—	24	6	36
Changes in scope of consolidation and purchase accounting adjustments	—	(3)	(1)	—	—	(2)	(6)	(12)
Additions	—	12	1	8	14	10	—	45
Utilization	—	(2)	(3)	—	—	(11)	—	(16)
Reversals	—	—	—	—	—	—	—	—

Balance as of December 31, 2004	€—	€7	€3	€8	€14	€21	€—	€53
Changes in scope of consolidation and purchase accounting adjustments	—	4	—	(8)	—	1	6	3
Additions	—	—	—	—	1	—	—	1
Utilization	—	(4)	(1)	—	(14)	(4)	(5)	(28)
Reversals	—	—	—	—	—	(3)	—	(3)

Balance as of December 31, 2005	€—	€7	€2	€—	€1	€15	€1	€26

Total restructuring reserves
Balance as of December 31, 2005	€34	€11	€5	€—	€1	€21	€1	€73

Universal Music Group
      In 2003, UMG initiated a cost reduction program to respond to the decline in the music market. Associated restructuring costs amounted to €67 million and €40 million as of January 1, 2004 and December 31, 2004, respectively. These reserves were partially utilized in 2005. An additional restructuring charge was recorded in 2005 relating to an additional reorganization of UMG’s international operations in response to ongoing changes in the music market.

Vivendi Games
      As of January 1, 2004, the employee termination reserves relating to restructuring plans launched during 2003 amounted to €12 million. A new restructuring plan was launched in 2004 and implementation continued in 2005. Residual reserves for other restructuring costs mainly relate to the restructuring of lease contracts for abandoned premises and the impairment of abandoned facilities.

The Canal+ Group
      In 2003, €32 million were recorded as the employee termination reserves as part of corporate restructuring programs which primarily concerned Canal+ SA, the Canal+ Group, StudioCanal and StudioExpand. Other restructuring costs for €6 million related to the divestiture of international channels. Implementation of the restructuring plan initiated in 2003 continued throughout 2004 and 2005. As of December 31, 2005, residual restructuring reserves amounted to €5 million.

SFR
      The restructuring reserves recorded by Cegetel SAS as of December 31, 2004 related to the reorganization of Cegetel’s Network and Service Department. The combination of Cegetel SAS and Neuf Telecom was completed in August 2005. (Please refer to Note 2.2 “Combination of Cegetel SAS with Neuf Telecom on August 22, 2005”).

Maroc Telecom
      The restructuring reserves recorded as of December 31, 2004 related to the voluntary departure plan adopted by the management board of Maroc Telecom as approved by trade union representatives. These reserves were utilized in 2005.

Holding & Corporate
      Restructuring reserves primarily related to the restructuring of real-estate leases (€15 million as of December 31, 2005).

Note 23.	Long-term borrowings and other financial liabilities as of December 31, 2005 and December 31, 2004

23.1.	Analysis of long-term borrowings and other financial liabilities as of December 31, 2005 and December 31, 2004

			Effective interest		December 31,	December 31,
	Note	Nominal interest rate (%)	rate	Maturity	2005	2004

		(In millions of euros)
Promissory note to USI		Libor USD 3 months +0.40%	na	January 2005	€—	€573
Finance leases		—	—	2006 — 2026	362	440

Asset-backed borrowings(a)					€362	€1,013

Notes
€700 million notes (July 2004)(b)		Euribor 3 months +0.55%	2.28%	July 2007	700	700
€630 million notes (April 2005)(b)		3.63%	3.63%	April 2010	630	—
€600 million notes (February 2005)(b)		3.88%	3.94%	February 2012	600	—
€600 million notes (July 2005) — SFR(b)		3.40%	3.43%	July 2012	600	—
High yield notes (April 2003)		9.25%-9.50%	10.20%-10.50%	January 2005	—	38
High yield notes (July 2003)		6.25%	6.51%-7.04%	January 2005	—	356
Bonds exchangeable for Sogecable shares(c)		1.75%	6.48%	October 2008	242	605
Bonds exchangeable for Vinci shares		1.00%	5.76%	March 2005	—	527
Bonds exchangeable for Veolia Environnement shares		2.00%	6.42%	March 2006	—	28
Other notes(d)		—	—	—	275	590
Facilities
€1.2 billion revolving credit facility — SFR		Euribor 1 month +0.18%	2.62%	April 2010	550	350
MAD 6 billion notes — tranche B: 4 billion(e)	2.1	TMP BDT 5 yrs. +1.15%	na*	December 2011	367	—
Other(d)		—	—	—	169	342

Unsecured borrowings					€4,133	€3,536

Nominal value of borrowings					€4,495	€4,549

Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	na*	na*	(53)	(52)

Borrowings					€4,442	€4,497

Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S	2.2	na*	na*	—	—	304

Put options granted to various third parties by Canal+ Group		na*	na*	—	39	110

Commitments to purchase minority interests					€39	€414
Embedded derivative in bonds exchangeable for Sogecable shares		na*	na*	October 2008	50	165
Embedded derivative in bonds exchangeable for Vinci shares		na*	na*	March 2005	—	78
Other financial derivative instruments		na*	—	—	14	203

Other derivative instruments					€64	€446

Long-term borrowings and other financial liabilities					€4,545	€5,357

*	na: no interest accrued on other financial liabilities.

(a)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower’s and/or its guarantors’ assets.

(b)	The notes, listed on the Luxembourg Stock Exchange, were subject to customary pari passu, negative pledge and event of default provisions.

(c)	On October 30, 2003, Vivendi issued 1.75% exchangeable bonds due 2008 for an amount of €605 million. The bonds are exchangeable for common shares of Sogecable SA (a limited liability company incorporated under the laws of the Kingdom of Spain, whose shares are listed on the Madrid Stock Exchange). Interest is payable annually in arrears on October 30 of each year, commencing on October 30, 2004. Each bond is exchangeable at the option of the bondholder at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into common shares of Sogecable SA at an exchange ratio of one share for one bond, subject to certain adjustments upon the occurrence of certain events. In June 2005, this ratio was increased to 1.0118 share for one bond. Vivendi may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares. In November and December 2005, Vivendi divested 12.5 million Sogecable shares, at the bondholders’ request, as part of the redemption of €363 million of the bonds exchangeable into Sogecable shares (please refer to Note 15.1 “Changes in available-for-sale securities for the years ended December 31, 2005 and 2004”).

In addition, Vivendi is entitled, at any time on or after October 30, 2006, at its discretion, to redeem in cash all, but not less than all, of the outstanding bonds, if on 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Madrid Stock Exchange and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to (but excluding) the date set for redemption. In addition, Vivendi is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time. Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date at their principal amount. The bonds, which are listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(d)	Additional information on “other notes” and “other”:

	Fixed interest rate			Floating interest rate

	Rate (%)	Maturity	Amount	Rate (%)	Maturity	Amount	Total

	(In millions of euros)
As of December 31, 2005
Other notes	6.50%	January 2009	€152	Euribor 3 months	2008-2009	€123	€275
				-0.27% to Libor
				3 months -0.23%
Other	0%-8.67%	2007-2023	136	Euribor 3 months	>2007	33	169
				+0.215%

Total			€288			€156	€444

As of December 31, 2004
Other notes	6.50%-6.70%	2006-2009	€457	Euribor 3 months	2006-2009	€133	€590
				-0.27% to Euribor
				3 months -0.10%
Other	0%-8.67%	2006-2040	254	Euribor 3 months	2006-2008	88	342
				-0.60% to Euribor
				6 months +0.50%

Total			€711			€221	€932

(e)	These MAD 6 billion notes were issued in connection with the acquisition of a 16% stake in Maroc Telecom on January 4, 2005. They are comprised of two tranches: MAD 2 billion tranche A expiring in December 2006 (please refer to Note 24.1, hereunder) and MAD 4 billion tranche B expiring in December 2011. The interest rate is based on the weighted average rate of the treasury bonds issued by the Kingdom of Morocco.

23.2.	Currency, maturity and nature of interest rate of the nominal value of borrowings as of December 31, 2005 and December 31, 2004

	2005

	December 31,

			2004

	)
	(In millions of euros
Currency:
Euro — EUR	€4,025	89.5%	€3,731	82.0%
US dollar — USD	92	2.1%	810	17.8%
Dirham — MAD	367	8.2%	—	—
Other	11	0.2%	8	0.2%

Total	€4,495	100.0%	€4,549	100.0%

Maturity:
Due between one and two years	€778	17.3%	€957	21.0%
Due between two and three years	375	8.4%	1,347	29.6%
Due between three and four years	307	6.8%	1,150	25.3%
Due between four and five years	1,197	26.6%	639	14.1%
Due after five years	1,838	40.9%	456	10.0%

Total	€4,495	100.0%	€4,549	100.0%

Nature of interest rate:
Fixed interest rate	€2,681	59.6%	€2,613	57.4%
Floating interest rate	1,814	40.4%	1,936	42.6%

Total	€4,495	100.0%	€4,549	100.0%

Note 24.	Short-term borrowings and other financial liabilities as of December 31, 2005 and December 31, 2004

24.1.	Analysis of short-term borrowings and other financial liabilities as of December 31, 2005 and December 31, 2004

			December 31,	December 31,
		Nominal interest rate (%)	2005	2004
	Note
			(In millions of euros)
Securitization programs
SFR(a)		—	€—	€422
Cegetel SAS	2.2	—	—	65
Other		—	1	2

Asset-backed borrowings(b)			€1	€489

Treasury Bills
Vivendi SA		Eonia + 0.05%	173	274
SFR		Eonia + 0.03%	957	325
Current portion of long-term borrowings
MAD 6 billion notes — tranche A: 2 billion	23.1	TMP BDT 52 wks. +1.15%	184	—
Other notes(c)		—	342	152
Other borrowings(c)		—	68	31
Other(c)		—	391	473

Unsecured borrowings			€2,115	€1,255

Nominal value of borrowings			€2,116	€1,744

Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	9	(22)

Borrowings			€2,125	€1,722

Put option granted to SNCF on 35% of the share capital of Cegetel SAS	2.2	na*	—	—
Commitment to purchase 16% of the share capital of Maroc Telecom from the Kingdom of Morocco	2.1	na*	—	1,100
Put options granted to various third parties by Canal+ Group		na*	69	3

Commitments to purchase minority interests			€69	€1,103

Other financial derivative instruments			€21	€17

Short-term borrowings and other financial liabilities			€2,215	€2,842

na*: no interest accrued on other financial liabilities.

(a)	This five-year receivable securitization contract entered into on May 11, 2004 by SFR with a financial institution was unwound in November 2005. It amounted to €350 million, net of subordinated deposits (cash collaterals) established as a guarantee (recorded as cash and cash equivalents). The financings bore interest at a rate corresponding to the issue rate of treasury bills issued through the securitization vehicle or to EURIBOR, plus the fees customary for this type of transaction (subrogation commitment and agent fees).

(b)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower’s and/or its guarantors’ assets.
(c) Additional information on other borrowings is provided below:

	Fixed interest rate		Floating interest rate

	Rate (%)	Amount	Rate (%)	Amount	Total

	(In millions of euros)
As of December 31, 2005	0%-9%	386	Euribor 3 months	415	€801
			-0.10% to Libor USD
			6 months +0.50%
As of December 31, 2004	0%-9%	489	Euribor 3 months	167	€656
			+0.16% to Euribor
			1 month +0.60%

24.2.	Currency of the nominal value of borrowings as of December 31, 2005 and December 31, 2004

	December 31,

	2005		2004

	(In millions of euros)
Euro — EUR	€1,810	85.5%	€1,713	98.2%
US dollar — USD	15	0.7%	14	0.8%
Dirham — MAD	222	10.5%	—	—
Other	69	3.3%	17	1.0%

Total	€2,116	100.0%	€1,744	100.0%

Note 25.	Fair value of financial instruments as of December 31, 2005 and December 31, 2004
      Pursuant to IAS 32, financial instruments are defined as follows:

•	Financial assets, which comprise any of the following assets:

—	Cash;

—	Contractual rights to receive cash or another financial asset;

—	Contractual rights to exchange a financial instrument under conditions that are potentially favorable; and

—	Equity instruments of another entity.
      In practice, financial assets include cash and cash equivalents, trade accounts receivable and other accounts receivable as well as financial assets measured at fair value, at historical cost and at amortized cost.

•	Financial liabilities, which comprise any of the following liabilities:

—	Contractual obligations to deliver cash or another financial asset; and

—	Contractual obligations to exchange a financial instrument under conditions that are potentially unfavorable.

      In practice, financial liabilities include trade accounts payable and other, other non-current liabilities, short and long-term borrowings and other financial liabilities, including minority interest buyout commitments and other derivative financial instruments.

•	Equity instruments of the Group (including equity derivative instruments).
      The following table presents the net carrying amount and fair value of financial instruments of the Group as of December 31, 2005 and December 31, 2004.

		December 31,

		2005		2004

		Carrying		Carrying
	Note	Value	Fair Value	Value	Fair Value

		(In millions of euros)
Financial assets
Financial assets at fair value	15	€1,826	€1,826	€2,116	€2,116
Financial assets at cost or at amortized cost	15	2,071	2,071	1,833	1,833
Trade accounts receivable and other	16	4,531	4,531	4,528	4,528
Cash and cash equivalents	17	2,902	2,902	3,159	3,159
Financial liabilities
Borrowings and other financial liabilities	23&24	€6,760	€6,998	€8,199	€8,320
including
Long term borrowings	23	4,442	4,680	4,497	4,618
Short term borrowings	24	2,125	2,125	1,722	1,722
Commitments to purchase minority interests	23&24	108	108	1,517	1,517
Other derivative instruments	23&24	85	85	463	463
Other non current liabilities	16	1,342	1,342	1,955	1,955
Trade accounts payable and other	16	8,737	8,737	8,187	8,187
      The carrying amount of trade accounts receivable and other, cash and cash equivalents, trade accounts payable and other and short-term borrowings is a reasonable approximation of fair value, due to the short maturity of these instruments.
      The estimated fair value of other financial instruments, as set forth above, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where listed market prices are not available, fair value is based on estimates using present value or other valuation techniques. Please refer to Note 1 “Accounting policies and valuation methods”.

Note 26.	Risk management and financial derivative instruments as of December 31, 2005 and December 31, 2004
      Vivendi centrally manages financial liquidity, interest rate, foreign currency exchange rate and equity risks. Vivendi’s Financing and Treasury Department carries out these activities, reporting directly to the chief financial officer of Vivendi, a member of the management board. The Department has the necessary expertise, resources, notably technical resources, and information systems for this purpose.
      Vivendi uses various derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices. All instruments are either listed on organized markets or traded over-the-counter with highly rated counterparties. All derivative financial instruments are used for hedging purposes. The following table sets forth the value of derivative financial instruments recorded in the Statements of financial position as of December 31, 2005 and 2004.

		December 31, 2005		December 31, 2004

		Derivative	Derivative	Derivative	Derivative
		financial	financial	financial	financial
		instruments as	instruments as	instruments as	instruments as
	Note	assets	liabilities	assets	liabilities

		(In millions of euros)
Interest rate risk managements
Pay-fixed interest rate swaps		€—	€3	€—	€169	(a)
Pay-floating interest rate swaps		10	—	42	—
Interest rate swaps options		—	—	—	—
Foreign currency risk management
Currency swaps		13	19	32	15
Forward contracts		—	—	—	—
Equity market risk management
Swaps indexed on Vivendi shares		1	5	1	6
Swaps indexed on other shares		—	1	—	3
Vivendi call options		—	—	—	—
Collar option on Veolia Environnement shares	15.2	—	—	93	—
Veolia Environnement warrants		2	—	2	—
Call options on Vinci shares hedging the exchangeable bonds	15.2	—	—	72	—
Other derivative instruments
Embedded derivative in bonds exchangeable for Sogecable shares(b)	23.1	—	50	—	165
Other embedded derivatives on borrowings		—	5	—	82
Other		3	3	15	22

Total		€29	€86	€257	€462

Deduction of current derivative financial instruments		(13)	(22)	(132)	(17)

Non current derivative financial instruments		€16	€64	€125	€445

(a)	As of December 31, 2002, following the implementation of the refinancing plan during the second half of 2002, the unsettled portion of the interest rate swap portfolio was no longer backed by underlying interests. As of December 31, 2004, due to changes in interest rates and the settlement of part of this portfolio, the interest rate swap portfolio was valued at approximately €162 million. The remainder of the portfolio was settled in March 2005.

(b)	As of December 31, 2005, Vivendi held 8.3 million Sogecable shares with a carrying amount of €282 million, to hedge residual outstanding bonds exchangeable for shares (please refer to Note 15.1 “Changes in available-for-sale securities during the years ended December 31, 2005 and 2004”).

26.1.	Interest rate risk management
      Interest rate risk management instruments are used by Vivendi to reduce net exposure to interest rate fluctuations, to adjust the respective portion of fixed and floating interest rates in the total debt and to lower net financing costs. However, the recourse to these instruments has decreased as a result of the substantial reduction in the Group’s gross borrowings. In 2005, average gross borrowings amounted to €6.7 billion, of which €3.0 billion was of fixed rates and €3.7 billion was of floating rates. The average cost of borrowings was 3.83% in 2005. After interest rate management, the average cost of borrowings was 3.92%, with a fixed-rate ratio of 51%.
      Based on the relative weighting of the Group’s fixed and floating-rate positions, a 1% rise in short-term interest rates would lead to an increase of €33 million in borrowing costs. A 1% decrease in short-term interest rates would lead to a decrease of €33 million in borrowings costs.
      Interest rate risk management instruments used by Vivendi include pay-floating and pay-fixed interest rate swaps. Pay-floating swaps effectively convert fixed rate borrowings into LIBOR and EURIBOR indexed ones. Pay-fixed swaps convert floating rate borrowings into fixed rate borrowings. These instruments enable the Group to manage and reduce volatility in future cash flows required for interest payments on floating rate borrowings. The table below summarizes information concerning Vivendi’s interest rate risk management instruments:

	December 31,

	2005	2004

	(In millions
	of euros)
Pay-fixed interest rate swaps
Notional amount of indebtedness	€566	€2,356
Average interest rate paid	3.56%	4.92%
Average interest rate received	2.58%	2.19%
Maturity:
Due within one year	66	—
Due between one and two years	500	92
Due between two and three years	—	457
Due between three and four years	—	1,197
Due between four and five years	—	610
Due after five years	—	—
Pay-floating interest rate swaps
Notional amount of indebtedness	280	341
Average interest rate paid	2.43%	2.34%
Average interest rate received	3.28%	4.12%
Maturity:
Due within one year	—	2
Due between one and two years	250	—
Due between two and three years	30	250
Due between three and four years	—	31
Due between four and five years	—	—
Due after five years	—	58
Interest rate swaps options
Notional amount of indebtedness	—	61
Strike price	—	5.42%
Maturity:
Due between two and four years	—	61
Interest rate caps(a)
Notional amount of indebtedness	150	—
Guarantee rate bought	3.33%	—
Maturity:
Due between one and two years	150	—

(a)	In 2007, interest rate caps will be converted into pay-fixed interest rate swaps expiring in 2011.

     The following schedule sets forth the net balance after interest risk management as of December 31, 2005:

	Maturity

			Due between	Due between	Due between	Due between
		Due within	one and two	two and	three and	four and five	Due after
	Total	one year(b)	years	three years	four years	years	five years

Redemption value of borrowings including microhedging instruments	€6,611	€3,930	€48	€264	€250	€648	€1,471
Cash and cash equivalents	(2,902)	(2,902)	—	—	—	—	—

Net balance before interest rate risk management	3,709	1,028	48	264	250	648	1,471
Notional amount of swap contracts	—	(220)	250	(30)	—	—	—

Net balance after interest rate risk management	€3,709	€808	€298	€234	€250	€648	€1,471

(b)	Including floating-rate borrowings.

26.2.	Foreign currency risk management
      Vivendi’s foreign currency risk policy seeks to hedge highly probable budget exposure, primarily resulting from monetary flows generated by commercial activities performed in currencies other than the euro and firm commitments, essentially relating to the acquisition of editorial content including sports, audiovisual and film rights. For this purpose, Vivendi enters into currency swaps and forward contracts, in accordance with procedures forbidding speculative transactions.

•	Vivendi is the sole counter-party for foreign currency transactions within the Group, subject to regulatory or operational restrictions.

•	All foreign currency hedging transactions relate, in amount and by maturity, to an identified economic underlying item.

•	All identified exposures are hedged at a minimum of 80% for forecasted transactions exposures and 100% for firm commitment contracts.
      In addition, Vivendi also hedges foreign currency exposure resulting from foreign-currency denominated financial assets and liabilities by entering into currency swaps and forward contracts enabling the refinancing or investment of cash positions denominated in euros or in the local currency.
      As of December 31, 2005, Vivendi had effectively hedged approximately 98% of its estimated foreign currency exposures, based on estimated future cash flows for 2006 and borrowings-related exposure. The principal currencies hedged were the US dollar, the Japanese yen, the British pound sterling and the Canadian dollar. In 2005, firm commitment contracts were entirely hedged, and approximately 80% of Vivendi’s forecasted transactions were hedged. With respect to the residual €40 million that was not hedged, a negative change of 10% in the euro exchange rate would have resulted in a foreign exchange loss of €4 million.

26.2.1	Sensitivity of operating indicators and indebtedness to the US dollar and the dirham
      An increase represents the appreciation of the euro relative to the relevant currency.

	USD				MAD
Average exchange rate used over the year 2005	1.2570				11.05

Change assumptions	+5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%

Revenues	-0.6%	0.6%	-1.3%	1.3%	-0.4%	0.5%	-0.8%	1.0%
Earnings from operations	-0.1%	0.1%	-0.1%	0.1%	-0.9%	1.0%	-1.8%	2.2%
Net cash provided by operating activities	-1.4%	1.4%	-2.7%	2.9%	-1.0%	1.1%	-1.9%	2.3%

	USD				MAD
Exchange rate used as of December 31, 2005	1.1849				10.89

Change assumptions	+5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%

Redemption value of borrowings	-0.1%	0.1%	-0.1%	0.2%	-0.4%	0.5%	-0.8%	1.0%
Cash and cash equivalents	-0.1%	0.1%	-0.2%	0.2%	-1.1%	1.2%	-2.1%	2.6%

26.2.2	Characteristics of foreign currency risk management instruments
      As of December 31, 2005, Vivendi’s foreign currency denominated borrowings were not material. Nonetheless, Vivendi uses derivative instruments to manage its foreign currency exposure to intercompany current accounts denominated in foreign currencies. The table below provides details concerning these instruments.

	December 31,

	2005	2004

	(In millions of
	euros)
Currency swaps:
Notional amount	€2,844	€2,870
Sales against the euro	2,257	979
Sales against other currencies	132	701
Purchases against the euro	444	475
Purchases against other currencies	11	715
Maturity:
Due within one year	2,844	2,870
Forward contracts:
Notional amount	43	93
Sales against the euro	—	90
Sales against other currencies	—	—
Purchases against the euro	—	3
Purchases against other currencies	43	—
Maturity:
Due within one year	43	93

26.2.3	Indebtedness after foreign currency risk management

	Total	EUR	USD	MAD	Other

	(In millions of euros)
Redemption value of borrowings	€6,611	€5,836	€107	€589	€79
Cash and cash equivalents	(2,902)	(2,022)	(54)	(668)	(158)

Net balance before foreign currency risk management	3,709	3,814	53	(79)	(79)
Notional amount of swap contracts	—	(1,813)	1,406	—	407

Net balance after foreign currency risk management	€3,709	€2,001	€1,459	€(79)	€328

26.2.4	Group net balance sheet positions
      The table below shows the Group’s net position in the main foreign currencies as of December 31, 2005:

	USD	GBP	CAD	JPY	Other

	(In millions of euros)
Assets	€1,675	€85	€433	€—	€131
Liabilities	—	—	—	(147)	(65)

Net position before management	1,675	85	433	(147)	66
Derivative financial instruments	(1,733)	(78)	(427)	146	(60)

Net position after management	€(58)	€7	€6	€(1)	€6

      The position on the dirham (MAD) is not included in the table above due to local constraints associated with this currency.
      A uniform decrease of €0.01 in exchange rates against all foreign currencies would have a €1 million impact on the overall net position after management.

26.3.	Equity market risk management

26.3.1	Available-for-sale securities
      Vivendi’s exposure to equity market risk primarily relates to available-for-sale securities. Before equity market risk management, a decrease in 10% of the stock price of these securities would have a negative net impact of €140 million on equity.

26.3.2	Other investments recognized at cost
      Other investments recognized at cost primarily consist of investments for which, in the absence of an active market, a reliable estimate of fair value cannot be calculated using valuation methods. Ultimately, the Group values these investments at historical cost, net of any impairment. As of December 31, 2005, the total net carrying amount of other investments recognized at cost was €682 million.

26.3.3	Vivendi shares
      As of December 31, 2005, Vivendi held 2.5 million treasury shares, representing a total net carrying amount of €51.7 million. These shares are primarily held to hedge certain share purchase option plans granted to executives and employees. A 10% decrease in the share price would have a negative impact of €1.4 million on equity.
      Vivendi purchased call options on its own stock in June 2001 and December 2002 in order to enable the Group to deliver shares upon the exercise of share purchase options granted to employees. Based on the current stock price, there are no options in the money.

	December 31,

	2005	2004

Call option purchased on Vivendi shares
Number of shares	29,824,619	30,877,644
Vivendi maximum commitment (in millions of euros)	€ 2,149	€ 2,129
Expiry	December 2008	December 2008

      In 2005 and 2004, Vivendi also hedged certain equity-linked debts using indexed swaps.

	December 31,

	2005	2004

	(In millions
	of euros)
Equity-linked swaps:
Notional amount	€132	€123
Maturity:
Due within one year	9	—
Due between one and two years	—	—
Due between two and three years	70	—
Due between three and four years	53	70
Due between four and five years	—	53
Due after five years (maximum 8 years)	—	—

26.3.4	Hedges for other commitments and bonds exchangeable for shares
      Vivendi has entered into call option agreements and has acquired subscription warrants to hedge certain commitments and bonds exchangeable for shares.

		December 31,

	Note	2005	2004

Call options purchased on Vinci shares(a)
Number of shares		—	6,817,684
Vivendi maximum commitment (in millions of euros)		—	€636
Maturity		—	March 2006
Collar option on Veolia Environnement shares	15.2
Number of shares		—	20,321,100
Vivendi maximum commitment (in millions of euros)		—	€15
Maturity		—	December 2007
Veolia Environnement warrants(b)
Number of warrants		218,255,690	218,255,690
Vivendi maximum commitment (in millions of euros)		€1,715	€1,715
Maturity		March 2006	March 2006

(a)	These options, purchased in September 2003, enabled Vivendi to deliver Vinci shares to holders of exchangeable bonds on early redemption, during the first quarter of 2005, of the bond issue dated March 2001.

(b)	These warrants, issued in December 2001 through a free attribution to Veolia Environnement shareholders, entitle their holders to subscribe for Veolia Environnement shares at the unit price of €55 based upon a ratio of one share for seven warrants. These warrants would have allowed Vivendi to deliver Veolia Environnement shares at the initial maturity date (March 2006) of the exchangeable bonds issued in March 2001. This bond issue was redeemed in cash in March 2003 and, given the current market price of the Veolia Environnement share, these warrants are not expected to be exercised.

     The main call options sold relating to the exchangeable bonds (embedded derivatives) are as follows:

		December 31,

	Note	2005	2004

Call option sold
Vinci shares	23.1
Number of shares		—	6,817,684
Expiry		—	March 2006
Sogecable shares	23.1
Number of shares		8,340,850	20,637,728
Expiry		October 2008	October 2008

26.4.	Credit and investment concentration risk and counterparty risk
      Vivendi minimizes the concentration of its credit and investment risk and counterparty risk by entering into credit and investment transactions only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions (rated at least A- by the rating agencies).
      Although Vivendi’s credit risk is limited to the replacement cost of the financial instrument at then-estimated fair value, management believes that the risk of incurring losses is remote and that losses related to such risk, if any, would not be material. The market risk on foreign exchange hedging instruments should be offset by changes in the value of the underlying hedged items. Vivendi’s receivables and investments do not represent a significant concentration of credit risk due to its large customer base, the variety of markets in which its products are sold, the geographic diversity of its reporting units, and the diversification of its portfolio in terms of instruments and issuers.

26.5.	Liquidity risk
      Given the current level of indebtness, associated with the decrease in interest expense following the upgrading of the debt rating (back to Investment Grade by the three rating agencies in 2004) and the redemption of the High Yield Notes mainly in 2004, the financial flexibility of the Group is, in Vivendi management’s opinion, fully restored.
      Please note that as of February 21, 2006, the date of the management board meeting held to approve the financial statements for the year ended December 31, 2005, the following credit lines were available to Vivendi without limitations or restrictions:

•	A €2 billion syndicated bank facility obtained by Vivendi in April 2005. This syndicated credit facility had an initial term of five years, which was extended by one year to April 2011. In February 2007, the term of this facility may be extended for a further year until April 2012. As of February 21, 2006, this syndicated credit facility had not been drawn.

•	A €1.2 billion syndicated credit line obtained by SFR in July 2004. This credit line was amended in 2005 and is available until April 2010. It may be extended up to one additional year. As of February 21, 2006, €280 million had been drawn from this credit line.

•	A €450 million syndicated credit line obtained by SFR in November 2005 with a 5-year term which may be extended up to two additional years. As of February 21, 2006, this credit line had not been drawn.

Note 27.	Consolidated statements of cash flows for the years ended December 31, 2005 and 2004

27.1.	Adjustments

		Year Ended
		December 31,

	Note	2005	2004

		(In millions of
		euros)
Items related to operating activities
Non cash items
Depreciation and amortization, net
— content assets		€241	€266
— other intangible assets		414	401
— property, plant and equipment		870	987
— other		(165)	(162)
Impairment losses		170	25
Income from equity affiliates(a)	14	(326)	(221)
Other non cash items from earnings before interest and provision for income taxes		(42)	(66)
Interest and other financial charges and income(a)	5	(401)	(820)
Provision for income taxes(a)	6	204	292
Earnings from discontinued operations(a)	7	(92)	(777)
Items related to investing and financing activities
Proceeds from sales of property, plant, equipment and intangible assets(b)		3	(5)

Adjustments		€876	€(80)

(a)	As presented in the consolidated statement of earnings.

(b)	Included in other income from ordinary activities as presented in the consolidated statement of earnings.

27.2.	Cash dividends

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Dividends received from equity affiliates(a)
— NBC Universal	€346	€357
— Veolia Environnement	—	45
— Other	9	2

	€355	€404

Dividends received from unconsolidated interests(b)
— Veolia Environnement	€15	€—
— Other	23	23

	€38	€23

Dividends paid by subsidiaries to their minority shareholders(a)
— SFR	€(712)	€(1,470)
— Maroc Telecom (including Mauritel)	(196)	(303)
— Other	(57)	(59)

	€(965)	€(1,832)

Main intercompany dividends not impacting the group cash position
— SFR	€902	€1,854
— Maroc Telecom	€202	€162

(a)	As presented in the consolidated statement of cash flows.

(b)	Included in other income from ordinary activities as presented in the consolidated statement of earnings.

27.3.	Investing and financing activities with no impact on Vivendi’s cash position

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Redemption of borrowings and other financial liabilities by issuing financial instruments other than cash and cash equivalents	€363	€—

Note 28.	Transactions with related parties
      This note presents transactions with related parties performed during 2005 and 2004, or which could impact results, activities or the financial position of the Group in 2006 or thereafter. As of December 31, 2005, and to the best of the Company’s knowledge, no transactions with related parties presented hereunder are likely to have a material impact on the results, activities or financial position of the Group.
      Group related parties are those companies over which the Group exercises control, joint control or significant influence (joint ventures, equity affiliates and, exceptionally, controlled entities not consolidated due to their size or other justified reason), shareholders exercising joint control over Group joint ventures, minority shareholders exercising significant influence over Group subsidiaries, executive officers, Group management and directors and companies over which the latter exercise control, joint control, significant influence or in which they hold significant voting rights.

28.1.	Compensation of Directors and Officers
      Compensation of corporate officers and of the Company’s principal executives is established by the supervisory board (and by the board of directors prior to April, 28, 2005) upon recommendation of the Human Resources Committee. The compensation is composed of a fixed and a variable portion.
      The variable portion of compensation for 2005 was set by the board of directors at its meeting held on March 9, 2005, based upon the following criteria which were presented to the annual shareholders’ meeting held on April 28, 2005: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (60%), linked to both adjusted net result attributable to equity holders of the parent (35%) and operational cash flow (25%) and (b) performance of the priority actions of the general management (40%), and (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
      The variable portion of compensation for 2006 was set by the supervisory board at its meeting held on February 28, 2006, based on a proposal from the Human Resources Committee at its meeting held on February 27, 2006, based upon the following criteria: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (63%) linked to both the adjusted net result attributable to equity holders of the parent (42%) and the net operational cash flow (21%) and (b) performance of general management’s priority actions (37%), and (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).

28.1.1	Individual Compensation

28.1.1.1	Compensation of the Chairman and Chief Executive Officer
      Upon recommendation of the Human Resources Committee, the board of directors at its meeting held on March 9, 2005, established the following principles for the chairman and chief executive officer’s compensation for 2005. These principles were unchanged compared to 2003 and 2004 and were presented at the annual shareholders’ meeting held on April 28, 2005, which included for a full year, a gross annual fixed salary of €1 million, a target bonus of 150%, with a maximum of 250% and stock options (subscription options) without discount, as approved by the board of directors.
      On this basis, from January 1, 2005 to April 28, 2005, and as indicated at the annual shareholders’ meeting on April 28, 2005, Mr. Jean-René Fourtou, in his capacity as chairman and chief executive officer, received a gross compensation amount (fixed and variable, and including benefits in kind) of €2,664,516, including a €2,320,000 bonus for 2004, paid in 2005. In addition, Mr. Fourtou received 400,000 undiscounted stock options, the benefit of each such option being valued, as of the allocation date, at €4.33(1), with an

(1)	The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of share-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price as of the date of exercise of the option and the share price as of the date of the sale of the shares subscribed, pursuant to the exercise of the option.

exercise price of €23.64. The details of the compensation paid to the chairman and chief executive officer for the previous two fiscal years are presented below:

	Paid in 2006	Paid in 2005
	pro rata	pro rata		Paid in 2004

Fixed salary	—	€333,334		€1,000,008
Bonus for 2005 paid in 2006	€766,600	—		—
Bonus for 2004 paid in 2005	—	€2,320,000		—
Bonus for 2003 paid in 2004	—	—		€2,425,000
Benefits in kind and other	—	€11,182	*	€24,555	*

Total	€766,600	€2,664,516	**	€3,449,563

(*)	This amount takes into account employer’s pension contributions in excess of the legal tax-deductible threshold and which have been added to the taxable salary, as well as the benefit in kind of a company car.

(**)	Includes the compensation paid on a pro rata basis for services in his capacity as chairman and chief executive officer, to which a pro rata amount of €666,667 has been added for services in his capacity as chairman of the supervisory board (see below).

28.1.1.2	Compensation of the Chairman of the Supervisory Board
      The supervisory board, at its meeting held on April 28, 2005, pursuant to the recommendation of the Human Resources Committee, dated February 1, 2005, after discussion by the board of directors and its Governance Committee and in accordance with information presented to the annual shareholders’ meeting on April 28, 2005, formulated the principles applicable to the compensation of the chairman of the supervisory board for 2005 (a gross fixed compensation of €1,000,000 calculated on an annual basis from May 1, 2005).
      The chairman of the supervisory board does not receive stock options, is not granted restricted stock and does not benefit from a severance payment of any kind. In addition, Mr. Fourtou has waived his right to the retirement pension paid by Vivendi since he commenced his service.
      In 2005, the chairman of the supervisory board received a pro rata gross amount of €666,667 for his service and benefits in kind of a company car and the availability of a chauffeur. His travel expenses and other expenditure incurred in connection with his duties are paid by the Company. He received no directors’ fees from Vivendi or any of its subsidiaries.

28.1.2	Compensation of the Members of the Supervisory Board and Previous Members of the Board of Directors
      Payment of directors’ fees for members of the supervisory board and its committees is based on actual attendance at meetings and depends on the number of meetings held. The gross figure for directors’ fees paid in 2005 was €960,789. Figures for directors’ fees paid on an individual basis are shown below.
      For services rendered during the period starting from January 1, 2005 until April 28, 2005, each board member received a pro rata director’s fee calculated from a fixed portion of €25,000 and a variable portion of €25,000, on a full-year basis, and based upon actual attendance at board meetings. This amount was increased by €4,500 per meeting for current members of the committees and doubled for the chairman of each committee.
      From April 28, 2005, each member of the supervisory board is entitled to receive a fixed director’s fee for one full year of service of €25,000 plus €5,500 per meeting, subject to attendance and €6,000 per meeting for members of the Audit Committee and €4,500 per meeting for members of the other committees. Fees for committee chairmen are doubled.

      The gross total amount of Directors’ fees of €960,789 paid in 2005, was distributed as follows:

(in euros — rounded)

Members of the Supervisory Board
Jean-René Fourtou(a)	0
Claude Bébéar	102,416
Gérard Brémond	76,791
Fernando Falcó y Fernández de Córdova	75,500
Sarah Frank	43,500
Paul Fribourg	77,875
Gabriel Hawawini	79,000
Patrick Kron	43,500
Henri Lachmann	107,500
Andrzej Olechowski	43,500
Pierre Rodocanachi	92,500
Karel Van Miert	76,916
Directors up to April 28, 2005
Bertrand Collomb	54,083
Marie-Josée Kravis	61,333
Gerard Kleisterlee	26,375

(a)	Mr. Fourtou waived his rights to directors’ fee payments allocated to members of the board of directors and supervisory board of the Company and its subsidiaries.

28.1.3	Compensation of the Chairman and Members of the Management Board

28.1.3.1	Compensation of the Chairman of the Management Board
      Upon the recommendation of the Human Resources Committee, the supervisory board at its meeting held on April 28, 2005, formulated principles for the compensation of the chairman of the management board, in accordance with the presentation made at the shareholders’ meeting held on April 28, 2005.
      Mr. Jean-Bernard Lévy’s employment contract as deputy chief executive officer of the Company, effective from August 12, 2002, was suspended when he was appointed chairman of the Company’s management board.
      As presented to the shareholders’ meeting held on April 28, 2005, the compensation of the chairman of the management board was set as follows: a gross annual fixed salary of €800,000, unchanged for 2006, a target bonus of 120% determined according to the criteria above: a maximum of 200%, a total cash target of €1,760,000, a total maximum cash of €2,400,000 and an allocation of 400,000 non-discounted stock options (subscription options) for 2005, the benefit for each of these options as of the allocation date being valued at €4.33(2) at an exercise price of €23.64. His travel expenses and other expenditure incurred in connection with his duties are paid by the Company.
      (2) The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of share-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price, as of the date of exercise of the option and the share price, as of the date of the sale of the share subscribed, pursuant to the exercise of the option.
      As presented to the combined shareholders’ meeting held on April 28, 2005, the chairman of the management board is eligible to the pension plans adopted by the Company (refer to section 28.1.4). In addition, he was recognized a seniority of seven years.

28.1.3.2	Compensation of the Members of the Management Board
      The supervisory board, at its meeting held on April 28, 2005, noted that the employment contracts for members of the management board, other than the chairman, should be maintained by virtue of them performing different technical functions and resolved that no special compensation or allowance would be granted to them in relation to their corporate appointment within Vivendi SA.
      Details of compensation amounts and benefits in kind paid to members of the management board in 2005 (full year) or owed for 2005 (in euros) are described below:

	Fixed	Variable portion:
	compensation	2005 bonus paid		Benefits in
Members of the Management Board	in 2005	in 2006		kind(*)		Total 2005

Jean-Bernard Lévy	800,000	1,472,000		195,047	(**)	2,467,047
Abdeslam Ahizoune	512,757	346,958		—		859,715
Jacques Espinasse	460,000	846,400		10,164		1,316,564
Frank Esser	650,000	1,150,500		13,727		1,814,227
Bertrand Meheut	650,000	1,189,500		28,014	(a)	1,867,514
Doug Morris	4,453,144	9,881,733	(b)	127,525	(c)	14,462,402
René Pénisson	460,000	846,400		22,000	(a)	1,328,400

(*)	This amount takes into account employer’s pension contributions in excess of the legal tax-deductible threshold and which have been added to the taxable salary, as well as the benefit in kind for a company car.

(**)	Includes holiday pay for his previous salaried position (€181,595).

(a)	Includes valuation of days of holiday transferred from the time saving account (compte épargne temps) to the pension savings plan.

(b)	Includes the 2006 payment of the 2005 portion of a deferred long-term bonus under the Universal Music Group contract in the amount of €3,977,800.

(c)	Air travel and company car.
     Pursuant to their employment contracts, each member of the management board is entitled to a gross severance payment amount (except in the event of dismissal for serious misconduct), determined as follows:

•	Mr. Jean-Bernard Lévy (employment contract, dated August 9, 2002, suspended during his term of office as chairman of the management board): six months fixed and variable salary, regardless of the unexpired term of his notice period;

•	Mr. Abdeslam Ahizoune (employment contract with Vivendi Group, dated December 2000, as amended on July 8, 2004): 24 months fixed salary and target bonus paid by Vivendi SA and Maroc Telecom, including the legal amount of indemnity payments;

•	Mr. Jacques Espinasse (employment contract, dated July 12, 2002): 12 months fixed salary and target bonus;

•	Mr. Frank Esser (employment contract, dated May 22, 2000, as amended on October 4, 2002): 24 months fixed salary and target bonus, in addition to the legal amount of indemnity payments;

•	Mr. Bertrand Meheut (employment contract, dated September 20, 2002): €2 million, including the legal amount of indemnity payments;

•	Mr. Doug Morris (employment contract with Universal Music Group dated February 6, 2001, as amended on August 4, 2005 — until termination of his contract as chairman and chief executive officer of Universal Music Group: December 31, 2008): equal to the fixed salary and target bonus to be paid until the termination of the contract (December 31, 2008), in any case, may not be less than one year’s salary; and

•	Mr. René Pénisson (employment contract, dated September 20, 2002): no contractual severance payment.

28.1.4	Pension Plans
      A complementary pension plan applicable to the executives of Vivendi SA was adopted in December 1985, by the Compagnie Générale des Eaux. Beneficiaries are guaranteed a pension equal to a percentage of their basic remuneration. This percentage is determined according to the age of the retirement (48.6% at the age of 60 and 60% at the age of 65), with a maximum amount of €300,000 (including pensions under the general regime).
      To benefit from this regime, the following conditions must be satisfied, which include having a total of 15 years of service within the Company, ending his or her career within the Group, all compulsory and optional pension provisions must be paid at the time of retirement and the beneficiary must be 60 years old. A payment of 60% of the amount of the pension is paid to the spouse in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the Company before the age of 60.
      Members of the management board, holding an employment contract with Vivendi SA are eligible to this regime, which they were entitled to before their appointment under the above-described conditions.
      At its meeting held on March 9, 2005 and as presented to the shareholders’ meeting held on April 28, 2005, the board of directors decided in principle to introduce an additional pension plan for senior executives, including members of the management board, holding an employment contract with Vivendi SA and to recognize a seniority of the chairman of the management board.
      Pursuant to the recommendation of the Human Resources Committee, dated October 21, 2005, the supervisory board, at its meeting held on December 6, 2005, authorized the establishment of an additional pension plan in accordance with the following rules, which include a minimum of three years in office, the progressive acquisition of rights according to seniority (over a period of 20 years), a reference salary for the calculation of the pension equal to the average of the last three years with a dual upper limit (the reference salary and a maximum of 60 times the French Social Security upper limit (currently €1,864,000), acquisition of rights subject to an upper limit of 30% of the reference salary, application of the Fillon Act (maintenance of rights in the event of retirement at the initiative of the employer after the age of 55 years), and payment of 60% in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the Company, for any cause, before the age of 55.
      There is no possibility to cumulate the additional regime and the complementary pension plan. Only the most favorable plan will be retained upon retirement.
      The grant of this additional pension regime to certain members of the management board holding a French employment contract constitutes a regulated related-party agreement, as described in the special report of the Statutory Auditors, and is submitted to the combined shareholders’ meeting to be held on April 20, 2006, in accordance with Article L. 225-88 of the French Commercial Code.
      Mr. Doug Morris, a member of the management board and chairman and chief executive officer of Universal Music Group (UMG), who holds an American employment contract, is entitled to the Seagram pension plan for a part of his career within the Group, for which the Company has ceased to contribute. He benefits from UMG pension plans applicable to all UMG employees within the United States, for which UMG contributes up to a maximum amount of $16,260 each year, in addition to the employee’s contributions.
      The total cost of the pension plans for members of the management board for 2005 was €2,194,155.

28.1.5	Compensation of Senior Executives of the Group
      The global aggregate amount of the top ten compensation packages paid by Vivendi SA in 2005 was a gross amount of €14.35 million, including benefits in kind. In addition, in 2005, the global aggregate amount of the top ten compensation packages paid to senior executives within the Group (nine of them are American) was €45.99 million, including benefits in kind.

      All senior executives have waived their right to receive directors’ fees in their capacity as board members or permanent representatives within controlled subsidiaries within the meaning of Article L. 233-16 of the French Commercial Code.

28.2.	Other related parties

28.2.1	Operations entered into the ordinary course of business
      In 2005 and 2004, most Vivendi related companies were equity affiliates; e.g. NBC Universal (NBCU) (from May 12, 2004), Elektrim Telekomunikacja (until December 2005), Neuf Cegetel (from August 22, 2005), UGC (until December 15, 2005) and Veolia Environnement (until December 9, 2004), as well as Cegetel SAS (from January 1, 2004 to August 22, 2005; please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”) and Vodafone, the 44% shareholder in SFR. The main related-party transactions and amounts outstanding by these companies or Vivendi are detailed hereunder:

		December 31,	December 31,
	Note	2005	2004

		(In millions of euros)
Assets
Non current content assets	12	€21	€—
Non current financial assets	15	181 (a)	435 (b)
Inventories	16	21	21
Trade accounts receivable and other	16	166	175
Short-term financial assets	15	—	1
Liabilities
Long-term borrowings and other financial liabilities	23	—	608 (c)
Trade accounts payable and other	16	251	169
Short-term borrowings and other financial liabilities	24	12	17
Statement of earnings
Revenues	4	645	675
Operating expenses	4	(781)	(809)
Financial income	5	—	46
Financial charges	5	—	(2)

		€(136)	€(90)

(a)	Including notes issued by Neuf Telecom for €180 million.

(b)	Including shareholder advances granted to Elektrim Telekomunikacja by Vivendi and VTI (€379 million, net of provisions, as of December 31, 2004).

(c)	Included the promissory note to USI, a NBCU subsidiary, for €573 million, redeemed on January 28, 2005. Please refer to Note 23 “Long-term borrowings and other financial liabilities as of December 31, 2005 and December 31, 2004”.
The following developments represent additional information on some of the related-party transactions listed above.
UMG — execution of an agreement with Vodafone for the delivery of music content (2005)
      Universal Music Group signed an agreement with Vodafone in November 2005 for the supply of multimedia content to Vodafone Live! customers. This range of music content services will notably include ring-tones, audio and video downloads and video streaming.

The Canal+ Group — Agreement for exclusive first-broadcasting rights to NBCU studio’s productions (equity affiliate of Vivendi since May 12, 2004)
      In December 2004, the Canal+ Group and NBCU signed a long-term contract which gives the Canal+ Group exclusive first-broadcasting rights to NBCU studio’s productions. This deal is an extension of a previously signed commitment between these two groups.
      As of December 2005, the total off-balance sheet commitments given by the Canal+ Group to NBCU amounted to approximately €410 million. These commitments consist of broadcasting rights regarding NBCU programs broadcast on the Canal+ Group channels, of NBCU channels broadcast on CanalSat, and of a movie production and distribution agreement with StudioCanal. This subsidiary also contracted distribution agreements with Universal Television Distribution and Universal Pictures International (received commitments amounting to €38 million).
      In 2005, the Canal+ Group recorded revenues of €123 million and operating expenses of €90 million in respect of business with NBCU and its subsidiaries. As of December 2005, total receivables amounted to €35 million and total payables amounted to €34 million. In addition, StudioCanal invested up to €21 million in co-productions.
SFR — Cooperation with Vodafone (2005 — 2004)
      Vodafone and SFR signed an agreement in 2003 to increase their cooperation and their joint economies of scale in a number of different areas through the coordination of their activities in the development and rollout of new products and services, including Vodafone Live!, development of operational synergies in procurement (including IT and technology) and best practice sharing.
SFR — Cooperation with Cegetel SAS (2005)
      SFR, which contributed 100% of the share capital of Cegetel SAS in exchange for 28.19% of Neuf Telecom, entered into a commercial agreement effective as of August 22, 2005 which entitles Cegetel SAS to carry a guaranteed volume of SFR calls at a predetermined price in 2006 and 2007.
Maroc Telecom — Contract with Casanet (2005 — 2004)
      In 2003, Maroc Telecom and Casanet signed several conventions regarding the maintenance and administration of the IAM Internet portal (Menara), the hosting and development of the IAM mobile portal, the hosting of the IAM El Manzil site, the maintenance of the Menara portal new WAP modules and the production of content linked to these modules and the sale of leased line internet access on behalf of IAM.

28.2.2	Other transactions
SFR — Put option granted to SNCF on 35% of the share capital of Cegetel SAS (2005-2004)
      Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, SFR granted a put option to SNCF on 35% of the capital of Cegetel SAS. The commitment to purchase minority interest was recorded in borrowings and other financial liabilities for the present value of the purchase consideration, i.e. €304 million as of December 31, 2004. In August 2005, as part of the combination between Cegetel SAS and Neuf Telecom, SFR acquired the stake held by SNCF for €401 million (please refer to Note 2.2. “Combination of Cegetel SAS with Neuf Telecom on August 22, 2005”).
Maroc Telecom — Convention with Al Akhawayn University
      On December 21, 2004, the supervisory board authorized Maroc Telecom to sign a convention with Al Akhawayn University (the chairman of this University was a member of the Maroc Telecom supervisory board until March 2005). The aim of the convention is to establish a cooperation global framework in order to set up joint actions in scientific and technical fields where both entities share the same interests, in particular in the research and development and studies and consulting fields.

Vivendi — Acquisition of 16% of the share capital of Maroc Telecom from the Kingdom of Morocco (2005-2004)
      Please refer to Note 2.1 “Acquisition of 16% of the capital of Maroc Telecom by Vivendi on January 4, 2005”.
Vivendi SA — Divestiture of the stake in UGC to family shareholders (2005)
      In December 2005, when the call was exercised by the family shareholders, Vivendi completed the divestiture of the 37.8% stake representing 40% of the voting interests, previously equity-accounted, held in UGC SA’s share capital for an amount of €89 million (including interest). The price may be adjusted depending on the date of an onward sale by the UGC family shareholders within various periods of exercise of the call. During 2005, Vivendi received €55 million in cash, with the remaining balance of approximately €34 million due between 2006 and 2008. This transaction generated a capital gain of €10 million.
Vivendi SA and Veolia Environnement (2005-2004)
      On December 20, 2002, Vivendi and Veolia Environnement entered into an agreement in order to complete the separation of the two companies, following Vivendi’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally set up in June 2000 were modified. This agreement is described in Note 29.6 “Contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares”.
Vivendi SA — Agreement signed between the Company and one of the members of the supervisory board — services contracts
      The supervisory board meeting held on June 7, 2005, in accordance with the provisions of article L. 225-86 of the French Commercial Code, approved the entering into a service contract with Conseil DG, a company chaired by Mr. Andrzej Olechowski, a member of the supervisory board, for a period of one year, renewable annually. This contract mainly relates to the defense and the perpetuation of the economic interests held by the Company in the Telecoms and TV domains in Poland.
      Pursuant to this contract, the fees have been set as follows: a total fixed fee of €60,000 excluding tax, payable in monthly payments of €5,000 excluding tax, and a fixed results fee of €1,000,000 excluding tax in the event that a definite settlement of the court cases in Poland occurs during the contract, from which would be deducted the sums paid as fixed fees. From June 8 to December 7, 2005, Vivendi paid €30,000 excluding taxes.

Note 29.	Contractual obligations and contingent assets and liabilities
      Vivendi’s contractual obligations and contingent assets and liabilities include:

•	Contracts related to operations such as content commitments (please refer to Note 10.3 “Contractual content commitments as of December 31, 2005”), contractual obligations and commercial commitments recorded in the statement of financial position, including finance leases (please refer to Note 12 “Property, plant and equipment as of December 31, 2005 and December 31, 2004”), off-balance sheet operating leases and subleases and off-balance sheet commercial commitments, such as long-term service contracts and purchase or investment commitments;

•	Commitments related to investments or divestitures such as share purchase or sale commitments, contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares, commitments resulting from shareholders’ agreements and collateral and pledges granted to third parties over Vivendi’s assets;

•	Contingent assets and liabilities linked to litigations in which Vivendi is either plaintiff or defendant (please refer to Note 30 “Litigations”).

29.1.	Contractual obligations and commercial commitments recorded in the statement of financial position

		Total as of	Payments due in						Total as of
		December 31,							December 31,
		2005	2006	2007	2008	2009	2010	After 2010	2004
	Note
		(In millions of euros)
Items recorded in the Consolidated Statement of Financial Position
Long-term borrowings and other financial liabilities	23	€4,545	€—	€799	€393	€308	€1,209	€1,836	€5,357
including finance leases	12	362	—	40	30	15	16	261	440
Short-term borrowings and other financial liabilities	24	2,215	2,215	—	—	—	—	—	2,842

Total		€6,760	€2,215	€799	€393	€308	€1,209	€1,836	€8,199

      Commitments specific to the following transactions are presented in the relevant notes:

—	contractual content commitments (Note 10.3);

—	employee benefit commitments (Note 21); and

—	risk management (Note 26).
29.2. Off-balance sheet operating leases and subleases as of December 31, 2005

		Payments due in
	Future minimum
	lease payments	2006	2007	2008	2009	2010	After 2010

		(In millions of euros)
Buildings(a)	€1,475	€236	€216	€209	€195	€155	€464
Other	31	15	11	5	—	—	—

Leases	1,506	251	227	214	195	155	464
Buildings(a)	(57)	(12)	(12)	(13)	(12)	(5)	(3)

Subleases	(57)	(12)	(12)	(13)	(12)	(5)	(3)

Total net	€1,449	€239	€215	€201	€183	€150	€461

(a)	Mainly related to offices and technical premises.
     As of December 31, 2005, €30 million of provisions were recorded in the statement of financial position with respect to operating leases.
      In 2005, net expense recorded in the statement of earnings with respect to operating leases amounted to €280 million (including €281 million with respect to lease payments made and €1 million with respect to lease payments received).
      As of December 31, 2004, future lease payments under operating leases amounted to €1,404 million.

29.3.	Off-balance sheet commercial commitments as of December 31, 2005

		Payments due in
	Future minimum
	payments	2006	2007	2008	2009	2010	After 2010

		(In millions of euros)
Satellite transponders	€883	€123	€130	€130	€130	€86	€284
Investment commitments(a)	183	179	4	—	—	—	—
Other	45	16	10	10	9	—	—

Given commitments	1,111	318	144	140	139	86	284
Satellite transponders	(47)	(23)	(16)	(7)	(1)	—	—
Other	(6)	(6)	—	—	—	—	—

Received commitments	(53)	(29)	(16)	(7)	(1)	—	—

Total net	€1,058	€289	€128	€133	€138	€86	€284

(a)	Mainly related to SFR and Maroc Telecom.
     As of December 31, 2004, off-balance sheet commitments related to satellite transponders amounted to €683 million.

29.4.	Other given and received commitments relating to operations

References	Nature of the commitment	Amount of the commitment	Expiry

	Given
	Undrawn bank facilities as of February 21, 2006	€3,370 million (please refer to note 26.5).	2010
1	UMTS license (assigned in August 2001)	1% of revenues earned.	2021
	Obligations related to the permission to use the Consolidated Global Profit System	— Creation of 2,100 jobs within 5 years (561 already created in 2005);	2009
		— Payment of €5 million annually for 5 years (€5 million already paid).	2009
	Individual entitlement to training of French employees	Approximately 441,000 hours as of December 31, 2005	—
2	Various other miscellaneous guarantees given	€211 million	—
	Received
1	Licenses for SFR networks and for the supply of telecommunications services: GSM (March 1991 — March 2006) and UMTS (August 2001 — August 2021)	—	2006/2021
	Various other miscellaneous guarantees received	€72 million	—
      The following developments represent additional information on some of the off-balance sheet commitments listed above.

(1) SFR holds licenses for its networks and for the supply of its telecommunications services in France for a period of 15 years for GSM (March 1991-March 2006), and 20 years for UMTS (August

2001-August 2021). On the acquisition of the UMTS license, the fixed amount paid, i.e. €619 million, was recorded as an intangible asset (please refer to Note 11 “Other intangible assets as of December 31, 2005 and December 31, 2004”). Since the variable part of the fee (equal to 1% of GSM revenues) cannot reliably be determined, it is recorded as an off-balance sheet commitment. It is recorded as an expense when incurred. The terms for the renewal of the GSM license, which terminated in March 2006, were set by the French telecommunications regulator and the French Ministry of Finance on March 24, 2004. The terms require the payment of a fixed annual fee of €25 million and a variable fee equal to 1% of GSM revenues. The new terms are associated with commitments to extend the network, principally to include zones not currently covered.

(2) Including a guarantee capped at €21 million that would be reimbursed in approximately 5 years, if it were to be called. In addition, Vivendi grants guarantees in various forms to financial institutions on behalf of its subsidiaries in the pursuit of their operations.

29.5.	Share purchase and sale commitments

References	Nature of the commitment	Amount of the commitment	Expiry

Given
1	Divestiture of NC Numéricâble (March 2005)	Call options granted on the stake held in Ypso Holding.	2008-2011
	Various other miscellaneous arrangements given	€6 million	—
Received
2	NBC-Universal transaction (May 2004) and amendments in June 2005	— Ability to sell NBC Universal shares on the market beginning in 2007 (up to $3 billion in 2007 and $4 billion each year thereafter).	—
		— Put option to General Electric under certain circumstances.	—
		— General Electric call option exercisable from May 11, 2010 for a 12-month period.	—

(1) As part of the divestiture of NC Numéricâble in March 2005, the Canal+ Group granted two call options to Cinven and Altice, at a pre-defined price, on its stake in Ypso Holding (the holding company of the new group). The first option relates to half of the Canal+ Group’s stake while the second option relates to the Canal+ Group’s remaining stake. These options can be exercised during one year starting March 31, 2008 and March 31, 2010, respectively (please refer to Note 29.6 hereof). Please refer to Note 32.3 “Divestiture of the residual 20% stake in Ypso — January 31, 2006.”

(2) As part of the NBC-Universal transaction which was completed in May 2004, Vivendi received certain liquidity commitments and guarantees from General Electric (GE). As part of the agreements with GE, Vivendi is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. In connection with the unwinding of IACI’s interest in VUE on June 7, 2005, the dates initially set for Vivendi’s liquidity rights in the original NBCU agreement were deferred by one year, including the date GE may exercise its call right on Vivendi’s equity interest. As a result, Vivendi will be able to monetize its equity interest in NBCU beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any Vivendi sale to the market.

Under certain circumstances, if Vivendi does exercise its right to monetize its equity interest in NBCU and if GE does not exercise its preemptive right, Vivendi will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010 (the sixth anniversary of the completion of the NBC-Universal transaction), GE will have the right to call either (i) all of Vivendi’s NBCU shares, or (ii) $4 billion of Vivendi’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction (i.e. $8.3 billion). If GE calls $4 billion, but not all, of Vivendi’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi by the end of 12-month period commencing on May 11, 2011 (seventh anniversary of completion of the NBC-Universal transaction). Please refer to Note 29.6 hereof.

29.6.	Contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares

References	Nature of the commitment	Amount of the commitment	Expiry

	Contingent liabilities
	Divestiture of UMG supply and distribution operations (May 2005)	Supply and distribution contracts signed with the buyer EDC.	2015

	Divestiture of UMG’s UK manufacturing facilities (2002)	Supply contract signed with the buyer for €25 million.	2007

	Commitment to the Royalty Services LLP starting in 2007	Use of their services for the management of royalties to artists and repertoire owners for a seven-year period starting at the setting of the special purpose software.	2014

	Contingent compensation for acquired games studios	€17 million under conditions.	2009

1	NBC-Universal transaction (May 2004) and amendments in June 2005	— Breaches of obligations relating to retained businesses and liabilities, and the divestiture of certain businesses capped at $2,088 million.	—

		— Obligation to cover the Most Favored Nation provisions limited to 50% of every dollar of loss up to $50 million and to 100% of all losses in excess for $50 million.	—

		— Violation of environmental laws and remedial actions: indemnification of aggregate losses stemming from VUE operations. $325 million minimum ($10 million threshold).	2014

2	Divestiture of Canal+ Nordic (October 2003)	Specific guarantee capped at €50 million.	2010

References	Nature of the commitment	Amount of the commitment	Expiry

	Divestitures of Canal+ Technologies (January 2003), Canal+ Belgique and Canal+ N.V. (December 2003) and Canal+ Pays-Bas (August 2004)	— Customary guarantees capped at a cumulated €9 million (except for tax and employee-related liabilities).	2006

		— Specific guarantees capped at a cumulated €12 million (provisioned up to €8 million).

	Divestiture of the StudioExpand animation and entertainment operations, some of MultiThématiques assets (2004) and Régie Outremer (June 2005)	Customary guarantees capped at a cumulated €26 million.	2014

3	Divestiture of Sportfive (2004)	Guarantees capped at €50 million excluding tax guarantee (€3.5 million threshold).	2006

4	Divestiture of NC Numéricâble (March 2005)	— Customary guarantees capped at €42 million counter-guaranteed by France Telecom up to €26 million.	2006

		— Specific guarantees capped at €241 million (including tax and social risks) counter-guaranteed by France Telecom up to €151 million. €15 million of provisions.	2006

5	Divestiture of Xfera (2003)	Counter-guarantee of €55 million to banks in connection with Spanish UMTS frequency spectrum fees (provisioned up to €20 million).	—

6	Guarantees given by Veolia Environnement subsidiaries counter- guaranteed by Veolia Environnement	€13 million counter-guaranteed by Veolia Environnement.	—

	Divestiture of fixed-line telecommunications in Hungary (May 2003)	Customary guarantees related, among other, to 2002 license payments.	—

	Divestiture of Monaco Telecom (June 2004)	— Guarantees capped at €90 million (€2.5 million threshold).	2006

		— Specific guarantees capped at €20 million.	2009

	Divestiture of Kencell (May 2004)	— Guarantees capped at $40 million.	2006

		— Specific guarantees.	—

References	Nature of the commitment	Amount of the commitment	Expiry

7	Divestiture of Houghton Mifflin (December 2002)	Guarantees relating to the environment, to tax and employee matters and to share ownership.	2007

	Divestiture of 50% stake in Vizzavi (August 2002)	Customary guarantees.	—

	Dismantling of MP3 operations (2003)	Guarantees to insurers.	—

8	Divestiture of Sithe (December 2000)	Guarantees capped at $480 million.	—

9	Real estate defeasance	€240 million.	2006

10	Sale of real estate assets (June 2002)	— Vendor warranties.	2007

		— Autonomous first demand guarantees capped at €150 million total.	2017

11	Divestiture of UCI (October 2004, May and October 2005)	Customary guarantees limited to €145 million.	2006-2009

	Various other miscellaneous contingent liabilities	€10 million.	2007

	Contingent assets
	Divestiture of UMG supply and distribution operations (May 2005)	— Future $22 million rebates granted by the buyer related to the US businesses.	2009

		— Future €15 million rebates granted by the buyer related to the European businesses.	2014

	Divestiture of the music clubs, Dial and UGD (2004)	Earn out dependent on 2005 turnover levels up to €6 million.	—

4	Guarantees on divestiture of NC Numéricâble	€177 million counter-guaranteed by France Telecom.	2006

	Acquisition of several companies within MultiThématiques and Expand	Guarantees from the sellers for approximately €17 million.	2007

12	Divestiture of 37.8% stake in UGC (December 2005)	— Earn out variable depending on different factors.	—

		— Security on UGC shares.	—

	Various other miscellaneous contingent assets	€23 million.	—
      The following summary provides further information on some of the off-balance sheet commitments listed above.

(1) As part of the NBC-Universal transaction which occurred in May 2004, Vivendi and General Electric (GE) gave certain reciprocal commitments customary for this type of transaction and Vivendi retained certain liabilities relating to taxes and excluded assets. Vivendi and GE undertook to indemnify each other against losses stemming from among other things any breach of their respective representations, warranties and covenants.

Neither party will have any indemnification obligations for losses arising as a result of any breach of representations and warranties (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceeds $325 million. In that event, the liable party will be required to pay the amount of losses which exceeds $325 million, but in no event will the aggregate indemnification payable exceed $2,088 million.

In addition, Vivendi will have indemnification liabilities for 50% of every US dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the most favored nation provisions set forth in certain contracts.

As part of the unwinding of IACI’s interest in VUE on June 7, 2005, Vivendi and IACI agreed to terminate their pending tax dispute, enabling Vivendi to cancel the $91 million letter of credit issued in favor of IACI in August 2004. In addition, Vivendi’s obligation to pay up to $520 million to NBC Universal in respect of any loss from the sale of Universal Parks and Resorts was eliminated. Finally, Vivendi’s commitments with regard to environmental matters were amended and Vivendi’s liability is now subject to a de minimus exception of $10 million and a payment basket of $325 million.

The representations and warranties other than those regarding authorization, capitalization and tax representations terminated on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.

(2) In connection with the divestiture of Canal+ Nordic in October 2003, the Group granted certain customary guarantees to the acquirers up to €22 million, which expired in 2005. A specific guarantee was also granted up to €50 million, expiring in April 2010. Its application could be extended under certain conditions. Two guarantees given to American studios on output deals retained by the Canal+ Group, amount respectively to a maximum of €20 million and $15 million over the life of the contracts. These guarantees are covered by a back-to-back agreement by the buyers. The Canal+ Group has also kept distribution guarantees towards Canal Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement by the buyers.

(3) In connection with the divestiture of Sportfive in 2004, both sellers, i.e. RTL Group and Canal+, granted customary guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, expiring on June 30, 2006. The guarantees are capped at €100 million for the sellers (€7 million threshold), i.e., €50 million for the Canal+ Group. The sellers also granted customary tax guarantees with no limit as to amount.

(4) As part of the divestiture of NC Numéricâble on March 31, 2005, the Canal+ Group granted the buyer, Ypso France, several customary guarantees expiring on December 31, 2006 for an amount capped at €42 million. These guarantees are covered by a €26 million counter-guarantee given by France Telecom in respect to the cable networks used by NC Numéricâble. In addition, the Canal+ Group granted specific guarantees with a €241 million cap (including tax and social risks), for which €15 million of provisions were accrued as of December 31, 2005. Specific risks related to cable networks used by NC Numéricâble are included in this maximum amount and are counter-guaranteed by France Telecom up to €151 million. In addition, the Canal+ Group also recorded a €5 million provision, following the dispute with the buyers concerning the amount of net debt sold to them. Furthermore, if the Canal+ Group sells its shares in Ypso, Altice will receive part of the capital gain realized by the Canal+ Group if such gain exceeds a certain amount.

(5) In connection with its investment in Xfera, which was sold in 2003, Vivendi granted counter-guarantees of €55 million to a group of banks, which provided a guarantee to the Spanish government covering payment by Xfera of UMTS frequency spectrum fees. A provision in the amount of €20 million has been made with respect to the risks associated with these commitments.

(6) As of December 31, 2005, Vivendi continued to guarantee commitments given by Veolia Environnement subsidiaries for a total amount of approximately €13 million, mainly relating to performance guarantees given to local authorities (including New Bedford). All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by Veolia Environnement.

(7) Under the terms of the agreement governing the sale of Houghton Mifflin shares in December 2002, all the guarantees granted by Vivendi expired on June 30, 2004, except those relating to intellectual property which expired at the end of December 2005, guarantees relating to the environment which expire in December 2007, guarantees relating to tax and employee matters subject to statutes of limitation and guarantees relating to share ownership which are unlimited in time.

(8) In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi granted guarantees on its own representations and those of Sithe. Claims, other than those made in relation to foreign subsidiary commitments, are capped at $480 million. In addition, claims must exceed $15 million, except if they relate to foreign subsidiaries or the divestiture of certain electrical stations to Reliant in February 2000. Some of these guarantees expired on December 18, 2005.

(9) An annual rental guarantee of €12 million was granted by Vivendi to the buyer of the Berlin building Quartier 207 in 1996. The building and the debt used for its acquisition are not consolidated by Vivendi because the related annual rental guarantees are to terminate in December 2006, following the likely exercise by the buyer of the building of the put option granted by the Dresdner Bank.

(10) As part of the sale of real estate assets in June 2002 to Nexity, Vivendi granted two autonomous first demand guarantees, one for €40 million and one for €110 million to several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees are in addition to the vendor warranties granted by Sig 35, Vivendi’s subsidiary, to SAS Nexim 1 to 6 in connection with guarantee contracts dated June 28, 2002. The vendor warranties are valid for a period of 5 years, from June 28, 2002, except those relating to litigation (valid until the end of the proceedings), tax, custom, and employee-related liabilities (statute of limitations plus 3 months) and the decennial guarantee applicable to real estate.

(11) In connection with the divestiture of its 50% stake in UCI in October 2004, Vivendi granted customary guarantees to the buyer capped at €135 million. These guarantees expire on April 28, 2006, except for guarantees relating to environmental matters, which expire on April 28, 2007, and guarantees relating to tax matters, which expire at the end of the applicable statute of limitations period. At the same time, Vivendi continues to provide guarantees in respect of UCI rent commitments to owners of cinema theaters in Germany of approximately €127 million as of December 31, 2005. It received counter-guarantees in this respect from the purchaser of its 50% stake. In addition, as part of the separate disposal of the group’s 50% stake in UCI Brazil in October 2005, Vivendi granted guarantees covering lease and operational matters as above capped at $14 million and expiring October 12, 2008.

(12) Vivendi has a first rank security on UGC shares held by family shareholders to guarantee the payment of its loan to such shareholders following the divestiture of its 37.8% stake in UGC in December 2005. In addition, if the shares are resold by family shareholders at a price higher than the repurchase one, an earn out will be due to Vivendi depending on the resale date, over different periods according to the repayment dates of the loan.

      Several guarantees issued in 2005 and in prior years expired. The statute of limitations of certain guarantees relating to employee and tax liabilities has not yet run out. To the best of our knowledge no material claims have been made to date.

29.7.	Shareholder agreements
      Under existing shareholder agreements (including SFR, Maroc Telecom and CanalSat), Vivendi has obtained certain rights (such as preemptive rights and priority rights) which enable it to control the capital structure of consolidated companies partially owned by other shareholders. Conversely, Vivendi has granted similar rights to the shareholders in the event it sells its interests to third parties.
      In addition, pursuant to other shareholder agreements or provisions of the bylaws of consolidated entities, equity affiliates or unconsolidated interests (including Elektrim Telekomunikacja, Neuf Telecom and Amp’d), Vivendi has given or received certain rights (including preemptive rights) enabling it to protect its shareholder rights.
      The Canal+ Group and Lagardère shareholders’ agreement signed on July 11, 2000 (following Lagardère’s investment in the share capital of CanalSat), as amended on November 21, 2000, grants the Canal+ Group or Lagardère the right to exercise contingent call or put options on their respective stakes in CanalSat under certain conditions (including in the event of a deadlock or a change of control).

29.8.	Collaterals and pledges as of December 31, 2005 and December 31, 2004

				December 31, 2005			December 31, 2004

					Total recorded in
				Amount of	the Consolidated
		Inception		asset	Statement of	Corresponding	Amount of asset
Nature of assets collaterized or pledged	Note	Date	Maturity	pledged	Financial Position	percentage	pledged

				(In millions of euros)
On financial assets
— Pledge on Maroc Telecom shares (corresponding to a 35% interest) to guarantee payment of the put option granted to the Kingdom of Morocco in respect of a 16% stake in Maroc Telecom	2.1	April 2003	January 4, 2005	€—	€—	—	€1,518	(a)
— Pledge on NBC Universal shares equal to 125% of the promissory note issued to USI in order to guarantee this financing	23.1	May 2004	January 28, 2005	—	—	—	716
— Pledges on other financial assets		1997	2016	49	3,783	1%	50
On other assets
— Miscellaneous cash collaterals		2004	nd**	1	2,902	ns***	13

Total				50	na*	na*	2,297

*	na: not applicable; **nd: not determined; ***ns: not significant

(a)	As the pledged shares are shares of a consolidated company, they are eliminated in the Consolidated Statement of Financial Position and the amount indicated corresponds to the value of the shares in the statutory accounts of the holding company.
Note 30. Litigations
      Vivendi is involved in a number of litigations, arbitrations or administrative proceedings in the ordinary course of its business.
      The expenses which may result from these proceedings are only accrued when they become likely and when their amount can be quantified or estimated on a reasonable basis. In the last case, the amount of the provision reflects Vivendi’s best estimate of the risk. The amount of the provision recorded is calculated based on an assessment of the risk level, bearing in mind that the occurrence of an ongoing event may lead, at any time, to a reassessment of the risk. As of December 31, 2005, provisions recorded by Vivendi for all claims and litigations amounted to €281 million.
      The situation of proceedings disclosed below is described as of February 21, 2006, the date of the management board meeting held to approve Vivendi’s financial statements for the year ended December 31, 2005.

      To the Company’s knowledge, there are no legal or arbitration proceedings or any facts of an exceptional nature which may have or have had in the recent past a significant effect on the Company and on its group’s financial position, profit, business and property.
      Vivendi or companies within its group are defendants in the following litigation, in particular:
• COB/AMF investigation opened in July 2002
      On September 12, 2003, following an investigation opened by the Autorité des marchés financiers (AMF) (formerly, the Commission des opérations de bourse or COB) on July 4, 2002, the AMF notified Vivendi of certain accounting charges which, in its view, could result in an administrative penalty for non-compliance with COB Regulation no. 98-07 relating to public disclosure requirements.
      The charges complained of took place prior to July 2002, the date on which Vivendi’s management was changed. First, they related to the financial information derived from the methods of consolidation of Cegetel, Maroc Telecom and Elektrim Telekomunikacja in accordance with French GAAP and second, to other items of financial information. Vivendi challenged these allegations, taking the view shared by its auditors that the methods of consolidation of these companies, which had been applied over the period subject to the COB’s investigation, were in accordance with the applicable accounting regulations.
      Pursuant to a decision of the AMF Sanction Commission, notified to the Company on December 7, 2004, Vivendi was ordered to pay a financial penalty of €1 million. In its decision, the AMF ruled that rather than the equity method of consolidation of Elektrim Telekomunikacja applied for the fiscal year 2001, Elektrim Telekomunikacja should have been consolidated under the proportionate consolidation method.
      On February 4, 2005, Vivendi appealed the decision of the AMF Sanction Commission before the Paris Court of Appeal. On June 28, 2005, the Paris Court of Appeal partially overturned the decision of the AMF’s Sanction Commission, validated Vivendi’s accounting treatment and reduced the amount of Vivendi’s penalty from €1 million to €300,000.
      On August 25, 2005, the AMF appealed the decision of the Paris Court of Appeal before the French Supreme Court (Cour de cassation). On February 3, 2006, Vivendi submitted its briefs in response.

•	AMF investigation into Vivendi’s purchase of its own shares opened in May 2002
      On May 4, 2004, the AMF commenced an investigation into Vivendi’s purchase of its own shares between September 1, 2001 and December 31, 2001. The AMF’s report of investigation has not been submitted to the Sanction Commission of the AMF. However, on June 6, 2005, the AMF transmitted its report of investigation to the Parquet de Paris (the public prosecutor’s office), which led to additional prosecution charges to the investigation already underway by the financial department of the Parquet de Paris.

•	AMF investigation in connection with the issuance of notes mandatorily redeemable for new shares of Vivendi
      On January 18, 2005, Vivendi and two of its senior executives, Messrs. Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into market movements in the Vivendi share price at the time of issuance of notes mandatorily redeemable for new shares of Vivendi (ORAs) in November 2002.
      In its complaints, the AMF alleges that Deutsche Bank sold institutional investors a product comprising of both ORAs and hedging in respect of the Vivendi shares, the description of which was not sufficiently detailed in the prospectus. Vivendi takes the view that it fully complied with its obligations as an issuer to provide information and intends to challenge these allegations before the Sanction Commission of the AMF.
      On January 19, 2006, Messrs. Jean-René Fourtou and Jean-Bernard Lévy filed their memorandum in response.

•	Investigation by the Financial Department of the Parquet de Paris
      The investigation initiated by the financial department of the Parquet de Paris for the publication of false or misleading information regarding the financial situation or forecasts of Vivendi, as well as the publication of untrue or inaccurate financial statements (for financial years 2000 and 2001) is ongoing. The application for Vivendi to be joined as a civil party was definitively granted by an order of the Paris Court of Appeal dated June 25, 2003.
      It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi, the claimants’ complaints are without legal or factual cause of action. Vivendi plans to defend vigorously against them and will assert all its rights.

•	Securities class action in the United States
      Since July 18, 2002, sixteen claims have been filed against Vivendi, Messrs. Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002, the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal SA Securities Litigation. The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed. Vivendi contests these allegations.
      The proceedings are currently in the stage of discovery in which the plaintiffs have to prove violation that caused a loss to the shareholders.
      In parallel with these proceedings, the procedure for certification of the potential claimants as a class with standing to act on behalf of all shareholders (“class certification”) is ongoing. The judgment on the class certification is expected in the course of 2006.

•	Elektrim Telekomunikacja
      Since the purchase on December 12, 2005 of the 2% of the companies Elektrim Telekomunikacja Sp. z o.o (Telco) and Carcom Warszawa (Carcom) held by Ymer, Vivendi is a 51% shareholder in each of Telco and Carcom, companies organized and existing under the laws of Poland which own, either directly or indirectly 51% of the capital of Polska Telefonia Cyfrowa Sp. z o.o. (PTC), the primary mobile telephone operator in Poland (see organization chart in Note 2.3). Telco’s shareholding in PTC (representing approximately 48% of PTC) is the subject of several litigations the most important of which are described below.

— Arbitral Award Rendered in Vienna on 26 November 2004 (the “Vienna Award”)
      In December 2000, Deutsche Telekom (DT) initiated arbitration proceedings in Vienna against Elektrim and Telco in order to challenge the validity of the contribution of 48% of the capital of PTC made in 1999 by Elektrim to Telco. In the Vienna Award notified to the parties on December 13, 2004, it was ruled that:

—	the Telco transfer is ineffective and the PTC shares which were the subject of this transfer remained Elektrim’s property at all material times;

—	the transfer of the PTC shares to Telco by Elektrim does not as such qualify as a Material Breach under Article 16.1 of the Shareholders Agreement but it would do so in case Elektrim would not recover the shares from Telco within two months at the latest from the notification of the award;

—	DT’s Economic Impairment Claim is dismissed; and

—	it has no jurisdiction over Telco and DT’s claims against Telco cannot be entertained in this Arbitration.

      The arbitral tribunal having ruled that it had no jurisdiction with respect to Telco, Vivendi considers that the Vienna Award is not binding over Telco and does not affect Telco’s ownership rights with respect to the PTC shares. On August 3, 2005, the Vienna arbitral tribunal rendered its final award with respect to costs, thereby terminating these proceedings. Telco was not submitted to any costs and was granted reimbursement of its costs.
      On December 20, 2005, the commercial tribunal of Vienna partly set aside the Vienna Award (refer below).

— Exequatur Proceedings of the Vienna Award before Polish Courts
      On February 2, 2005, Elektrim and DT obtained a partial exequatur of the Vienna Award, the Warsaw Court (Regional Court — Civil Division) having recognized only the first three points of the award’s provisions. In 2005, Telco appealed this partial exequatur decision for having violated the terms of the New York Convention of June 10, 1958 on the recognition and execution of foreign arbitral awards and its right to a fair trial. On February 23, 2005, the General Prosecutor of Warsaw also lodged an appeal against this decision. A hearing before the Appeal Court of Warsaw has been scheduled for March 29, 2006.

— Declaratory Proceedings before the Polish Courts
      Following the Vienna Award, in December 2004, Telco initiated proceedings on the merits with the intention of obtaining a declaratory judgment confirming that it is the rightful owner of the PTC shares. At Telco’s request, the Warsaw Court (Regional Court — Commercial Division), by a protective injunction dated December 30, 2004, prohibited any changes to the shareholders’ registry kept by PTC in which Telco is registered. DT and Elektrim have appealed this injunction.

— Proceedings before the Registry Court (District Court) of Warsaw
      On February 25, 2005, despite the injunction of December 30, 2004, the Warsaw Registry Court responsible for the Trade and Companies Registry (KRS), registered Elektrim on the said Registry as a shareholder of PTC in place of Telco, on the basis of a list of PTC’s shareholders and deliberations of the company governing bodies prepared and provided by DT and Elektrim under circumstances which Telco considers fraudulent. Telco appealed this registration decision and lodged a complaint with the Warsaw Prosecutor.
      On August 26, 2005, the Regional Court in Warsaw quashed the decision of February 25, 2005. Consequently, on November 15, the Registry Court re-registered Telco as a shareholder of PTC and its representatives as members of the Management Board of PTC. However, the current management of PTC, appointed by DT and Elektrim, is still, to date, refusing the Telco representatives access to PTC’s premises.

— Proceedings concerning the “Mega” operation before Polish Courts
      In October 2005, following searches in the Registry Court, Telco discovered that Elektrim had, on January 31, 2005, supposedly contributed the 48% of the PTC capital which belonged to Telco to one of its subsidiaries, Mega Investments Sp. z o.o. (“Mega”), at a value which was considerably less than their market value. The searches carried out by Telco have also shown that on June 15, 2005 Elektrim pledged the shares it held in Mega’s capital to the company PAI Media, as guarantee for a loan of 90 million euros granted by PAI Media to ZE PAK, another Elektrim’s subsidiary. Telco has initiated all the proceedings in Poland which are necessary to have invalidated these fictitious transactions which relate to its shareholding in PTC. Civil liability proceedings against the directors of Mega, PAI Media and Elektrim have also been initiated. In addition, Telco has lodged a complaint with the Warsaw Prosecutor.

— Proceedings for the annulment of the Vienna Award before the Austrian Courts
      On December 20, 2005, the Vienna Commercial Court annulled at Telco’s request the first sub-paragraph of the Vienna award which deemed that the contribution of the PTC shares made by Elektrim to

Telco in 1999 had been ineffective and that the PTC shares which are the subject of the said transfer had never left Elektrim’s ownership. All the other rulings of the Vienna Award were left unchanged, including the ruling which referred to the absence of jurisdiction of the arbitral tribunal with respect to Telco. The Vienna Commercial Court in particular considered that the arbitral tribunal, after having declared non-jurisdiction with respect to Telco, had contradicted itself by rendering a decision which was likely to affect Telco’s rights. On February 3, 2006, DT and Elektrim have appealed this decision.

— Vivendi case against the Polish State
      On February 28, 2005, Vivendi in the context of the amicable recovery proceedings provided in the treaty, commenced proceedings to seek the Republic of Poland to comply with its commitments in terms of the protection and fair treatment of investors pursuant to the “Agreement between the Government of the Republic of France and the Government of the Republic of Poland on the reciprocal encouragement and protection of investments” signed on February 14, 1989.

— Arbitration Proceedings before the London Court of International Arbitration (LCIA)
      On August 22, 2003, Vivendi and Vivendi Telecom International SA (VTI) lodged an arbitration claim with an arbitration court under the auspices of the London Court of International Arbitration (LCIA) against Elektrim, Telco and Carcom Warszawa. This request for arbitration relates to the Third Amended and Restated Investment Agreement of September 3, 2001 entered into by and among Elektrim, Telco, Carcom, Vivendi and VTI (“TIA”). The purpose of this Agreement, amongst other things, is to govern relations between Vivendi and Elektrim within Telco. The initial subject matter of the dispute related to the entry into force of certain provisions of this agreement, but has been extended since then by Elektrim to its global validity. Vivendi additionally requested the LCIA to rule on Elektrim’s contractual liability resulting from its breach of this agreement.
      On March 24, 2005, the LCIA took preventive action against Elektrim prohibiting it from transferring the PTC shares and enjoining it to exercise all the rights attached to the shareholding in PTC in accordance with Telco’s instructions. The interim measure was confirmed on April 28, 2005. From the 23rd to the 27th January 2006, hearing took place in London as to the validity of this agreement.

— Proceedings before the Polish Competition and Consumer Protection Office
      On April 7, 2005, the Polish Competition and Consumer Protection Office opened an enquiry in order to determine whether Vivendi controlled Ymer (owner of 2% of Telco’s capital until December 2005) and whether it consequently violated the provisions of the national law of December 15, 2000 on the protection of competition by omitting to declare its taking control of Telco.

— Proceedings against DT before the Paris Commercial Court
      In April 2005, Vivendi summoned DT before the Paris Commercial Court for criminal responsibility for having wrongfully terminated negotiations. In September 2004, DT ended, without prior notice and without justifying it by legitimate reasons, tripartite negotiations with Elektrim which had begun one year earlier in relation to the transfer of 51% of PTC to DT. Vivendi considers that this abrupt withdrawal was motivated by DT’s wish to appropriate the PTC shareholding at a lower cost by maneuvers which Vivendi considers to be illegal. Vivendi is claiming compensation from DT which is today estimated at 2.2 billion euros, corresponding to the harm suffered as a result of DT’s behaviour.
• DuPont tax litigation
      Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US Internal Revenue Service (IRS) since 1998. On August 21, 2003, Vivendi received formal notification from the U.S. Internal Revenue Service (“IRS”) that it was challenging the tax treatment reported by Seagram in its form 10-K of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. The IRS claims tax of $1.5 billion plus interest. On October 31, 2003, Vivendi challenged this demand in the US Tax

Court. Vivendi and the IRS filed their respective submissions before the U.S. Tax Court and the discovery of documents is ongoing. Vivendi continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi considers that this dispute with the IRS, if decided against Vivendi, would not have a significant effect on its overall financial situation. Furthermore, Vivendi considers that it has made the appropriate provisions in its accounts regarding this litigation.
• French Competition Council — mobile telephone market
      On December 1, 2005, the French Competition Council issued an order against French mobile telephone operators in respect of the operation of the mobile telephone market, principally during the period 2000-2002. The resulting fine paid by SFR amounted to €220 million and was entered in SFR’ accounts as an expense and was paid during the 2005 fiscal year. However, SFR considers the fine to be unjustified and unrelated to the facts in the case and has therefore appealed the order. SFR is involved in contentious proceedings brought by customers and consumer associations in connection with this order. As SFR is currently challenging this order, it is not in a position to determine the potential impact of the outcome of these proceedings and has made no provision in its accounts in relation thereto.
      SFR is the subject of contentious proceedings which have been served in connection with competition law, proceedings which are often common with other telecommunications service providers. The management of SFR is not in the position to determine the potential impact of the outcome of these proceedings and, consequently, has made no provision in its accounts in relation thereto.

Note 31.	Major consolidated entities as of December 31, 2005 and 2004
      As of December 31, 2005, 399 entities were consolidated or accounted for using the equity method compared to 437 companies as of December 31, 2004.
      C: Consolidated; E: Equity; NC: Not Consolidated.

			December 31, 2005			December 31, 2004

			Accounting	Voting	Ownership	Accounting	Voting	Ownership
	Note	Country	Method	Interest	Interest	Method	Interest	Interest

Vivendi SA
Universal Music Group
Universal Studios Holding I Corp.	32.4	US	C	92%	92%	C	92%	92%
PolyGram Holding, Inc.		US	C	100%	92%	C	100%	92%
Universal Music Group, Inc.		US	C	100%	92%	C	100%	92%
UMG Recordings, Inc.		US	C	100%	92%	C	100%	92%
Centenary Holding B.V		Netherlands	C	100%	92%	C	100%	92%
Universal International Music B.V		Netherlands	C	100%	92%	C	100%	92%
Universal Entertainment GmbH		Germany	C	100%	92%	C	100%	92%
Universal Music K.K		Japan	C	100%	92%	C	100%	92%
Universal Music France SAS		France	C	100%	92%	C	100%	92%
Centenary Music Holdings Limited		UK	C	100%	92%	C	100%	92%
Universal Music (UK) Holdings Limited		UK	C	100%	92%	C	100%	92%
Vivendi Games		US	C	100%	99%	C	100%	99%

			December 31, 2005			December 31, 2004

			Accounting	Voting	Ownership	Accounting	Voting	Ownership
	Note	Country	Method	Interest	Interest	Method	Interest	Interest

Canal+ Group
Groupe Canal+ SA		France	C	100%	100%	C	100%	100%
Canal+ SA(a)		France	C	49%	49%	C	49%	49%
CanalSatellite SA		France	C	66%	66%	C	66%	66%
StudioCanal SA		France	C	100%	100%	C	100%	100%
MultiThématiques	2.5	France	C	100%	100%	C	70%	70%
Cyfra+		Poland	C	75%	75%	C	75%	75%
Media Overseas		France	C	100%	100%	C	100%	100%
SFR
SFR(b)		France	C	56%	56%	C	56%	56%
Neuf Telecom SA	2.2	France	E	28%	16%	—	—	—
Cegetel SAS	2.2	France	—	—	—	C	65%	36%
Maroc Telecom SA	2.1	Morocco	C	51%	51%	C	51%	35%
Mauritel		Mauritania	C	51%	21%	C	51%	14%
NBC Universal
Universal Studios Holding I Corp.	32.4	US	C	92%	92%	C	92%	92%
NBC Universal	2.4	US	E	20%	18%	E	20%	18%
Other
Vivendi Telecom International SA		France	C	100%	100%	C	100%	100%
Elektrim Telekomunikacja	2.3	Poland	C	51%	51%	E	49%	49%
Polska Telefonica Cyfrowa	2.3	Poland	NC	51%	26%	NC	49%	25%
Vivendi Universal Publishing SA		France	C	100%	100%	C	100%	100%
UGC	14	France	—	—	—	E	38%	38%

(a)	This company is consolidated because Vivendi (i) has majority control over the board of directors, (ii) no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi and (iii) it assumes the majority of risks and benefits pursuant to an agreement between Canal+ SA and Canal+ Distribution, a wholly-owned subsidiary of Vivendi. Under the terms of this agreement, Canal+ Distribution guarantees Canal+ SA results in return for exclusive commercial rights to the Canal+ SA subscriber base.

(b)	SFR is 56% owned by Vivendi and 44% owned by Vodafone. Under the terms of the shareholders’ agreement, Vivendi has management control of SFR, majority control over the board of directors and appoints the chairman and CEO, has majority control over shareholders’ general meetings, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi.
Note 32. Subsequent events
      As of February 21, 2006, the date on which the management board meeting held to adopt Vivendi’s financial statements for the year ended December 31, 2005, the main events that occurred since December 31, 2005 were as follows:

32.1.	Canal+ and TPS combination agreement — January 6, 2006 and Lagardère agreement — announced on February 17, 2006

Canal+ and TPS combination agreement
      After consulting the relevant labor relations committees, Vivendi, TF1 and M6 signed on January 6, 2006, an industrial agreement aimed at combining the pay-TV operations of the Canal+ Group and TPS in France and in other French-speaking territories. The new group will be controlled by Vivendi. This agreement is subject to consultations with the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority) and to the approval of French competition authorities. Upon completion of the transaction, Vivendi would own 85% of the new group.

      The terms of this combination (assuming the Lagardère draft agreement described below is completed) are as follows:

•	During the first stage, on January 6, 2006, Vivendi paid TF1 and M6 a €150 million advance corresponding to a 15% interest in TPS after cancellation of the debt of TPS and its transformation from a S.N.C. into a S.A. In addition, TF1 and M6 agreed to divest TPS to Vivendi, directly or via the Canal+ Group. Until the completion of the transaction, the Canal+ Group and TPS will retain their management autonomy.

•	During a second stage, after the approval by antitrust authorities, the €150 million advance, plus interest, would be repaid to Vivendi. TF1’s and M6’s interests in the new group “Canal+ France” would be 9.9% and 5.1%, respectively. The new group “Canal+ France” would comprise the Canal+ Group and TPS, by way of an exchange of shareholding without cash payment. The remaining stake would be shared between Vivendi and Lagardère.

•	However, if Vivendi determines not to complete the combination, Vivendi would keep a 15% interest in TPS for its initial advance of €150 million, and would compensate TF1 and M6 for an amount of €100 million.

•	Under certain strictly defined circumstances related to the conditions of the approval of competition authorities, Vivendi could acquire TF1’s and M6’s stake in TPS for €900 million (plus interests) or could determine not to complete the combination, under the circumstances described above.

•	Moreover, TF1 and M6 would benefit, for a minimum of 3 years after the completion of the transaction, from a put option granted by Vivendi on their 15% stake in the new group. The price of this option would be based on the market value, as determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the scope of the new pay-TV group in France, i.e., €7.5 billion for 100%.
      The scope of the new pay-TV group in France corresponds to 100% of CanalSat and TPS, 49% of Canal+ SA, MultiThématiques and MediaOverseas. Vivendi refers to this scope using the name “Canal+ France”. The assets not included in the “Canal+ France” scope are StudioCanal, Cyfra+, Canal+ Régie, PSG and i>Télé, as to which Vivendi would benefit from any potential increase in their value.
      The new group “Canal+ France” would be a major player on the French broadcasting market. It would stimulate and broaden the French pay-TV market, offering its subscribers and future subscribers a significantly enriched and improved offering. The combination of the two platforms would enable various savings, notably in terms of subscriber acquisition costs and marketing costs and the acquisition of television rights.
      From an accounting standpoint, the €150 million advance will be recorded as current financial asset. When the new group is created, the transaction would be recorded as the acquisition by the Canal+ Group of 85% of TPS, which would be fully consolidated, and the dilution by 15% of Vivendi in the Canal+ Group share capital. The put option granted by Vivendi to TF1 and M6 would be accounted for as a financial liability of €1,130 million.

Agreement with Lagardère
      In February 2006, Lagardère, Vivendi and the Canal+ Group announced a draft agreement in accordance with the terms and conditions of the combination agreement with TF1 and M6. Pursuant to this draft agreement, Lagardère, which is a partner of the Canal+ Group within CanalSat, will become a shareholder of the group “Canal+ France” including the pay-TV operations of the Canal+ Group and TPS, with no dilution of the investments of TF1 and M6.

      Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by buying additional shares of a new company corresponding to “Canal+ France” scope for an amount of €525 million in cash. If these two transactions are completed, the structure of the new group would be as follows:
      For more information about ownership and voting interests in these entities, please refer to Note 31 above.
      Lagardère would also have the benefit of a call option covering an additional 14% interest in the new company, exercisable 33 months after the completion of the transaction. At that time, the exercise price of the options would be equal to the greater of the market value and €1.05 billion corresponding to a valuation of €7.5 billion for 100% of the temporarily named “Canal+ France”.
      In addition, Lagardère will have an exit right under the following conditions:

•	liquidity right for its stake in the event of an IPO, under certain circumstances; and

•	under certain other circumstances, linked to the approval of the combination with TPS by competition authorities and to Lagardère’s specific assets, Lagardère has the right to exit from CanalSat by selling before December 31, 2006 its entire stake to Vivendi or the Canal+ Group for €985 million (including €126 million for its pro rata share of cash).
      This draft agreement is subject to consultation with the relevant labor relations and employee representative committees, and to the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority). It is also subject to the approval of the competition authorities.
      The objective is that the new group, which will in particular hold 100% of CanalSat and TPS, be set up in the third quarter of 2006.
      In any event, Vivendi would, directly or indirectly, retain the majority of the share capital, as well as exclusive control of the new group. Terms of the put option to TF1 and M6 would remain unchanged.

32.2.	Vivendi announces its intention to terminate its American Depositary Receipts (ADR) program — January 17, 2006
      On January, 17, 2006, Vivendi announced its intention to terminate its American Depositary Receipts (ADR) program as well as voluntarily delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE).

32.3.	Divestiture of the residual 20% stake in Ypso — January 31, 2006
      On January 31, 2006, the Canal+ Group completed the sale to Cinven and Altice of its residual 20% stake in Ypso for a consideration of €44 million. Prior to this, in December 2005, the Canal+ Group sold to

Ypso the non-voting preferred shares that it held and obtained repayment in full of the shareholder loan granted to Ypso (€39 million, including interest).

32.4.	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding — February 7, 2006
      On February 7, 2006, Vivendi finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi’s subsidiary, Universal Studios Holding I Corp. (USHI) for a purchase consideration of $1,154 million. USHI is a holding company located in the US, which was 92.341% owned by Vivendi prior to this transaction. USHI’s assets correspond to Vivendi’s main stakes in the US (excluding Vivendi Games): 100% of Universal Music Group (UMG) and 20% of NBC Universal (NBCU). Following this transaction, Vivendi increased its control and interest in UMG from 92.3% to 100% and from 18.5% to 20% in NBCU.
      This transaction resulted in a $1,154 million increase (approximately €960 million) in Financial Net Debt.
      In addition, if Vivendi were to sell any of its NBCU stake at a value exceeding $7 billion, Vivendi agreed to pay MEI a pro rata share of the difference, as follows: if the divestiture of NBCU shares occurs in 2006, Vivendi shall pay to MEI 100% of its share (i.e. 7.659%) of the sale proceeds exceeding $7 billion; this share shall be reduced to 66.66% if the divestiture occurs in 2007 and then 33.33% if it occurs in 2008.

32.5.	Investment in 19.9% of the voting capital of Amp’d — February 7, 2006
      Following the Amp’d share capital increase, Vivendi and UMG increased their stake in the share capital of Amp’d to 19.9% in the United States. Amp’d is an aggregator and creator of generation multi-media mobile content over a customized user interface platform and also a mobile virtual network operator (MVNO) offering 3G telephony and content services nation wide in the US. Amp’d has developed handsets that allow music and video downloading over the cellular network or through the internet. The Group supplies music and video clips, mobile games and video/ programming through its business units UMG, Vivendi Games and through NBCU.
      Vivendi’s total investment in Amp’d amounts to €47 million.

Note 33.	Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
      The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005. This 2004 financial information relating to the IFRS transition presented as preliminary information the expected quantifiable impact of the IFRS adoption on the statement of financial position as of the transition date, January 1, 2004, the financial position as of December 31, 2004 and the statement of earnings for the year 2004.
      Since this publication, in addition to the consequences of applying IFRS 5 to operations sold since January 1, 2005, several new options have been taken in the application of the standards applied and several reclassifications have been made, leading to a change in the first time adoption opening statement of financial position as of January 1, 2004, the comparative statement of financial position as of December 31, 2004, as well as the year 2004 comparative statement of earnings in order to homogenize the presentation with the Consolidated Financial Statements for the year ended December 31, 2005. The main changes taken into account for the years 2005 and 2004 are described hereunder.
      The definitive reconciliation of the financial statements prepared under French GAAP and the IFRS Consolidated Financial Statements are presented in the following note.

33.1. Summary of adjustments to 2004 equity and earnings

	Please refer		Earnings	Foreign	Unrealized	Impact of
	to the	Equity as of	attributable to	currency	gain/(losses) on	change in		Equity as of
	paragraph	January 1,	equity holders of	translation	available-for-sale	accounting		December 31,
	mentioned	2004	the parent	adjustment	securities	principles	Other	2004

		(In millions of euros)
Equity attributable to equity holders of the parent under French GAAP		€11,923	€754	€990	€—	€(87)	€41	€13,621
ORA/OCEANE (IAS 32/39)	33.7.D	844	78	—	—	—	—	922
Cancellation of foreign currency translation adjustments in respect of VUE as of January 1, 2004 (IFRS 1)	33.6.	—	2,490	(2,490)	—	—	—	—
Commitment to repurchase minority interests (IAS 32/39)	33.7.C	11	(7)	—	—	—	—	4
Valuation difference of available-for-sale securities, excluding VUE (IAS 32/39)	33.7.E	257	—	—	632	—	—	889
Valuation difference of available-for-sale securities in respect of VUE	33.6.	231	(114)	—	(88)	—	(29)	—
Mark-to-market of other financial instruments in respect of VUE (IAS 32/39)	33.6.	(15)	(29)	—	—	—	44	—
Mark-to-market of other financial instruments (IAS 32/39)	33.7.F	175	(122)	—	—	—	11	64
Elimination of goodwill amortization, excluding VUE (IFRS 3)	33.7.G	—	530	(4)	—	—	(17)	509
Elimination of goodwill amortization in respect of VUE (IFRS 3)	33.7.G	—	85	—	—	—	(85)	—
Special purpose entities	33.7.H	(83)	—	—	—	57	—	(26)
Employee benefits (IAS 19)	33.7.I	(299)	43	9	—	—	(5)	(252)
Catch up on past amortization as of January 1, 2004 of intangible assets (IFRS 1)	33.7.J	(89)	(2)	6	—	—	—	(85)
Share-based payments (IFRS 2)	33.7.K	—	(95)	—	—	—	95	—
Other restatements		(224)	156	(104)	60	30	(115)	(197)

Total restatements before tax and minority interests		808	3,013	(2,583)	604	87	(101)	1,828

Equity attributable to equity holders of the parent		€12,731	€3,767	€(1,593)	€604	€—	€(60)	€15,449

			Earnings	Foreign	Unrealized gain/
	Please refer	Equity as of	attributable to	currency	(losses) on	Dividends		Equity as of
	to the	January 1,	minority	translation	available-for-sale	paid by		December 31,
	paragraph	2004	interests	adjustment	securities	subsidiaries	Other	2004
	mentioned
		(In millions of euros)
Minority interests under French GAAP		€4,929	€1,030	€36	€—	€(1,849)	€(1,187)	€2,959
Commitments to repurchase minority interests and other restatements in respect of VUE (IAS 32)	33.6.	(514)	—	(25)	—	—	539	—
Commitments to repurchase minority interests (IAS 32 / 39)	33.7.C	(442)	—	—	—	—	106	(336)
Mark-to-market of other financial instruments (IAS 32 / 39)	33.7.F	—	(3)	—	—	—	—	(3)
Share-based payments (IFRS 2)	33.7.K	—	(2)	—	—	—	2	—
Employee benefits (IAS 19)	33.7.I	—	(1)	—	—	—	1	—
Other restatements		(12)	32	(2)	—	—	5	23

Total restatements before tax		(968)	26	(27)	—	—	653	(316)

Minority interests under IFRS		€3,961	€1,056	€9	€—	€(1,849)	€(534)	€2,643

Total equity under IFRS		€16,692	€4,823	€(1,584)	€604	€(1,849)	€(594)	€18,092

33.2. Reconciliation of equity as of January 1, 2004
33.2.1 Restatements

	January 1, 2004 (format compliant with French accounting standards)

		Cancellation of
		the foreign		Commitments
	French	currency	Repurchase	to purchase	ORA/	Available-	VUE	Other	Special
	accounting	translation	of minority	minority	OCEANE	for-sale	financial	financial	Purpose	Employee	Intangible	Other
	standards	adjustment	interest	interest	bonds	securities	instruments	instruments	Entities	benefits	assets	restatements	IFRS

	(In millions of euros)
		IFRS 1	IFRS 3	IAS 32	IAS 32/39	IAS 32/39	IAS 32/39	IAS 32/39	SIC 12	IAS 19	IAS 38
Please refer to the paragraph mentioned		33.7.A	33.7.B	33.7.C	33.7.D	33.7.E	33.6	33.7.F	33.7.H	33.7.I	33.7.J
ASSETS
Goodwill, net	€17,789	€—	€914	€537	€—	€—	€36	€—	€—	€—	€—	€3	€19,279
Other intangible assets, net	11,778	—	(914)	5	—	—	—	58	—	(10)	(848)	3	10,072
Property, plant and equipment, net	6,365	—	—	—	—	—	—	—	417	—	—	60	6,842
Investments in equity affiliates	1,083	—	—	—	—	—	—	2	—	—	—	—	1,085
Other investments	3,549	—	—	—	(9)	571	373	35	874	—	—	135	5,528

Total long-term assets	40,564	—	—	542	(9)	571	409	95	1,291	(10)	(848)	201	42,806

Inventories and work-in-progress	744	—	—	—	—	—	—	—	—	—	103	85	932
Accounts receivable and other	8,809	—	—	1	(147)	—	(559)	(38)	—	(115)	—	(54)	7,897
Deferred tax assets	1,546	—	—	—	—	—	—	21	14	153	—	30	1,764
Short-term loans receivable	140	—	—	—	—	—	341	4	—	—	—	12	497
Marketable securities	259	—	—	—	—	(249)	—	—	—	—	—	(3)	7
Cash and cash equivalents	2,858	—	—	8	—	—	—	—	—	—	—	(14)	2,852

Total current assets	14,356	—	—	9	(147)	(249)	(218)	(13)	14	38	103	56	13,949

TOTAL ASSETS	€54,920	€—	€—	€551	€(156)	€322	€191	€82	€1,305	€28	€(745)	€257	€56,755

LIABILITIES
Other equity	€1,000	€—	€—	€—	€(1,000)	€—	€—	€—	€—	€—	€—	€—	€—
Deferred income	560	—	—	—	—	—	—	(173)	(185)	—	—	—	202
Provisions	2,294	—	—	(101)	—	—	—	(330)	38	339	—	535	2,775
Long-term debt	9,621	—	—	342	—	—	(3)	287	606	—	—	—	10,853
Other non-current liabilities and accrued expenses	2,407	—	—	—	—	—	—	1	931	(12)	(688)	(161)	2,478

	15,882	—	—	241	(1,000)	—	(3)	(215)	1,390	327	(688)	374	16,308

Accounts payable	12,261	—	—	(49)	—	—	—	(2)	(2)	(1)	—	96	12,303
Deferred taxes liabilities	5,123	—	—	—	—	65	148	87	—	1	32	33	5,489
Bank overdrafts and other short-term borrowings	4,802	—	—	790	—	—	344	36	—	—	—	(9)	5,963

Total current liabilities	22,186	—	—	741	—	65	492	121	(2)	—	32	120	23,755

TOTAL LIABILITIES	€38,068	€—	€—	€982	€(1,000)	€65	€489	€(94)	€1,388	€327	€(656)	€494	€40,063

SHAREHOLDERS’ EQUITY
Share capital	5,893	—	—	—	—	—	—	—	—	—	—	—	5,893
Additional paid-in capital	6,030	—	—	—	1,204	—	—	—	—	—	—	—	7,234
Retained earnings and others	—	—	—	11	(360)	257	216	175	(83)	(299)	(89)	(224)	(396)
Including foreign currency translation adjustment	(3,750)	3,750	—	—	—	—	—	—	—	—	—	—	—

Total shareholders’ equity	11,923	—	—	11	844	257	216	175	(83)	(299)	(89)	(224)	12,731
Minority interests	4,929	—	—	(442)	—	—	(514)	1	—	—	—	(13)	3,961

TOTAL EQUITY	€16,852	€—	€—	€(431)	€844	€257	€(298)	€176	€(83)	€(299)	€(89)	€(237)	€16,692

33.2.2 Reclassifications

	January 1, 2004

		Reclassification	Media/
		of VUE as an	Entertainment	Reclassification
Format compliant with French		asset held for	content assets	of current/non		Other
accounting standards	IFRS	sale	classification	current items	Offsetting	reclassifications	IFRS	Format compliant with IFRS

	(In millions of euros)
		IFRS 5		IAS 1	IAS 1/IAS 32
Please refer to the paragraph mentioned		33.6./33.8.M	33.8.N	33.8.P	33.8.R
ASSETS								ASSETS
Goodwill, net	€19,279	€(6,286)	€—	€—	€—	€(51)	€12,942	Goodwill
	—	—	2,971	—	—	—	2,971	Non current content assets
Other intangible assets, net	10,072	(4,777)	(2,971)	—	—	38	2,362	Other intangible assets
Property, plant and equipment, net	6,842	(1,065)	—	—	(165)	(7)	5,605	Property, plant and equipment
Investments in equity affiliates	1,085	995	—	—	—	16	2,096	Investments in equity affiliates
Other investments	5,528	(1,666)	—	18	(172)	54	3,762	Non current financial assets
	—	—	—	1,108	—	(6)	1,102	Deferred tax assets

Total long-term assets	42,806	(12,799)	—	1,126	(337)	44	30,840	Non current assets

Inventories and work-in-progress	932	(209)	(307)	—	—	(52)	364	Inventories
	—	—	—	372	—	1	373	Current tax receivables
	—	—	583	—	—	—	583	Current content assets
Accounts receivable and other	7,897	(1,221)	(276)	(390)	(618)	(266)	5,126	Trade accounts receivable and other
Deferred tax assets	1,764	(656)	—	(1,108)	—	—	—
Short-term loans receivable	497	(342)	—	—	—	(61)	94	Short-term financial assets
Marketable securities	7	—	—	—	—	(7)	—
Cash and cash equivalents	2,852	(124)	—	—	—	(2)	2,726	Cash and cash equivalents

	13,949	(2,552)	—	(1,126)	(618)	(387)	9,266
	—	13,784	—	—	—	113	13,897	Assets held for sale

Total current assets	13,949	11,232	—	(1,126)	(618)	(274)	23,163	Current assets

TOTAL ASSETS	€56,755	€(1,567)	€—	€—	€(955)	€(230)	€54,003	TOTAL ASSETS

SHAREHOLDERS’ EQUITY AND LIABILITIES								EQUITY AND LIABILITIES
Share capital	€5,893	€—	€—	€—	€—	€—	€5,893	Share capital
Additional paid-in capital	7,234	—	—	—	—	—	7,234	Additional paid-in capital
Retained earnings and others	(396)	(231)	—	—	—	—	(627)	Retained earnings and other
Including foreign currency translation adjustments	—	—	—	—	—	—	—	Including foreign currency translation adjustments
	—	231	—	—	—	—	231	Equity associated with assets held for sale

Total shareholders’ equity	12,731	—	—	—	—	—	12,731	Equity, attributable to equity holders of the parent
Minority interests	3,961	—	—	—	—	—	3,961	Minority interests
Other equity	—	—	—	—	—	—	—

	16,692	—	—	—	—	—	16,692	Total equity
Deferred income	202	(98)	—	—	—	(104)	—
Provisions	2,775	(125)	—	(355)	(165)	(267)	1,863	Non current provisions
Long-term debt	10,853	(3,436)	—	—	—	(1)	7,416	Long-term borrowings and other financial liabilities
	—	—	—	3,670	—	—	3,670	Deferred tax liabilities
Other non-current liabilities and accrued expenses	2,478	(833)	—	—	—	126	1,771	Other non current liabilities

	16,308	(4,492)	—	3,315	(165)	(246)	14,720	Non current liabilities

Accounts payable	12,303	(1,676)	—	(1,157)	(790)	(27)	8,653	Trade accounts payable and other
	—	—	—	1,156	—	1	1,157	Current tax payables
	—	—	—	356	—	(1)	355	Current provisions
Deferred taxes liabilities	5,489	(1,819)	—	(3,670)	—	—	—
Bank overdrafts and other short-term borrowings	5,963	(344)	—	—	—	(8)	5,611	Short-term borrowings and other financial liabilities

	23,755	(3,839)	—	(3,315)	(790)	(35)	15,776
		6,764	—	—	—	51	6,815	Liabilities associated with assets held for sale

Total current liabilities	23,755	2,925	—	(3,315)	(790)	16	22,591	Current liabilities

Total liabilities	40,063	(1,567)	—	—	(955)	(230)	37,311	Total liabilities

TOTAL EQUITY AND LIABILITIES	€56,755	€(1,567)	€—	€—	€(955)	€(230)	€54,003	TOTAL EQUITY AND LIABILITIES

33.3.	Reconciliation of 2004 earnings

	Year Ended December 31, 2004

		Cancellation of
Format		foreign currency
compliant		translation
with		adjustment		Revenues							Reclassification			Format
French		related to VUE	Elimination	of	Share-based			Other	VUE as	Cegetel as	of lines of the	Reclassification		compliant
accounting	French	as of January 1,	of goodwill	telecom	compen-	Employee	Financial	restate-	discontinued	discontinued	statement of	of financial		with
standards	GAAP	2004	amortization	operators	sation	benefits	instruments	ments	operation	operation	earnings	instruments	IFRS	IFRS

	(in millions of euros)
		IFRS 1	IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32/39		IFRS 5	IFRS 5
Please refer to the paragraph mentioned		33.7.A	33.7.G	33.7.L	33.7.K	33.7.I	33.7.F		33.6./33.8.M	33.8.M	33.8.Q

Revenues	€21,428	€—	€—	€(144)	€—	€—	€—	€(47)	€(2,327)	€(1,027)	€—	€—	€17,883	Revenues

Operating income	3,476	—	—	10	(64)	86	(5)	(5)	(337)	72	—	—	3,233	Earnings from operations
		—	—	—	—	—	—	—	—	—	—	89	89	Other income from ordinary activities
		—	—	—	—	—	—	—	—	—	(25)	—	(25)	Other charges from ordinary activities
		—	—	—	—	—	—	—	—	—	221	—	221	Income from equity affiliates

		—	—	10	(64)	86	(5)	(5)	(337)	72	196	89	3,518	Earnings before interest and other financial charges and income and provision for income taxes

Financing expense	(455)	—	—	—	—	—	78	(13)	54	8	—	(78)	(406)	Interest

Other financial expenses	(247)	—	—	—	—	(37)	(202)	(4)	45	—	1,682	(11)	1,226	Other financial charges and income

Financing and other expenses, net	(702)	—	—	—	—	(37)	(124)	(17)	99	8	1,682	(89)	820	Interest and other financial charges and income

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774	—	—	10	(64)	49	(129)	(22)	(238)	80	1,878	—	4,338	Earnings from continuing operations before provision for income taxes

Gain (loss) on businesses sold, net of provisions	(140)	2,490	—	—	—	—	—	40	(708)	—	(1,682)	—	—

Income tax	(400)	—	—	(3)	—	(18)	49	(1)	81	—	—	—	(292)	Provision for income taxes

Income (loss) before equity affiliates, goodwill amortization and minority interests	2,234	2,490	—	7	(64)	31	(80)	17	(865)	80	196	—	4,046	Earnings from continuing operations

Income (loss) from equity affiliates	219	—	—	—	—	—	—	(15)	39	(22)	(221)	—	—

Goodwill amortization	(638)	—	638	—	—	—	—	—	—	—	—	—	—

Impairment losses	(31)	—	—	—	—	—	—	6	—	—	25	—	—
									839	(62)	—		777	Earnings from discontinued operations

Income (loss) before minority interests	€1,784	€2,490	€638	€7	€(64)	€31	€(80)	€8	€13	€(4)	€—	€—	€4,823	Earnings

Attributable to														Attributable to:

Net income (loss)	€754	€2,490	€615	€4	€(62)	€33	€(77)	€6	€8	€(4)	€—	€—	€3,767	Equity holders of the parent

Minority interests	1,030	—	23	3	(2)	(2)	(3)	2	5	—	—	—	1,056	Minority interests

33.4.	Reconciliation of equity as of December 31, 2004

33.4.1	Restatements

	December 31, 2004 (format compliant with French accounting standards)

			Commitments
	French	Repurchase	to purchase	ORA/	Available-	Other	Elimination of	Special
	accounting	of minority	minority	OCEANE	for-sale	financial	goodwill	Purpose	Employee	Intangible	Other
	standards	interest	interest	bonds	securities	instruments	amortization	Entities	benefits	assets	restatements	IFRS

	(In millions of euros)
		IFRS 3	IAS 32	IAS 32/39	IAS 32/39	IAS 32/39	IFRS 3	SIC 12	IAS 19	IAS 38
Please refer to the paragraph mentioned		33.7.B	33.7.C	33.7.D	33.7.E	33.7.F	33.7.G	33.7.H	33.7.I	33.7.J
ASSETS
Goodwill, net	€15,555	€914	€995	€—	€—	€—	€532	€—	€—	€—	€(107)	€17,889
Other intangible assets, net	7,640	(914)	—	—	—	—	—	—	—	(2,225)	60	4,561
Property, plant and equipment, net	5,063	—	—	—	—	—	—	—	—	—	67	5,130
Investments in equity affiliates	880	—	—	—	—	—	—	—	—	—	138	1,018
Other investments	2,449	—	—	—	1,241	99	—	—	—	—	(54)	3,735

Total long-term assets	31,587	—	995	—	1,241	99	532	—	—	(2,225)	104	32,333

Inventories and work-in-progress	443	—	—	—	—	—	—	—	—	187	111	741
Accounts receivable and other	6,545	—	—	(78)	—	(9)	—	—	(131)	—	48	6,375
Deferred tax assets	1,219	—	—	—	—	6	—	13	154	—	3	1,395
Short-term loans receivable	73	—	—	—	—	84	—	—	—	—	1	158
Marketable securities	263	—	—	—	(249)	—	—	—	—	—	—	14
Cash and cash equivalents	3,158	—	—	—	—	1	—	—	—	—	—	3,159

Total current assets	11,701	—	—	(78)	(249)	82	—	13	23	187	163	11,842

TOTAL ASSETS	€43,288	€—	€995	€(78)	€992	€181	€532	€13	€23	€(2,038)	€267	€44,175

LIABILITIES
Other equity	1,000	—	—	(1,000)	—	—	—	—	—	—	—	—
Deferred income	100	—	—	—	—	—	—	—	—	—	—	100
Provisions	2,236	—	(120)	—	—	(310)	—	—	280	—	390	2,476
Long-term debt	4,549	—	414	—	—	394	—	—	—	—	—	5,357
Other non-current liabilities and accrued expenses	3,826	—	—	—	—	42	—	41	(11)	(1,973)	(52)	1,873

	11,711	—	294	(1,000)	—	126	—	41	269	(1,973)	338	9,806

Accounts payable	10,046	—	(70)	—	—	(41)	—	(2)	6	—	92	10,031
Deferred taxes liabilities	3,207	—	—	—	103	37	—	—	—	20	28	3,395
Bank overdrafts and other short-term borrowings	1,744	—	1,103	—	—	(5)	—	—	—	—	—	2,842

Total current liabilities	14,997	—	1,033	—	103	(9)	—	(2)	6	20	120	16,268

TOTAL LIABILITIES	26,708	—	1,327	(1,000)	103	117	—	39	275	(1,953)	458	26,074

SHAREHOLDERS’ EQUITY
Share capital	5,899	—	—	—	—	—	—	—	—	—	—	5,899
Additional paid-in capital	6,109	—	—	1,204	—	—	—	—	—	—	—	7,313
Retained earnings and others	1,613	—	4	(282)	889	64	509	(26)	(252)	(85)	(188)	2,246

Total shareholders’ equity	13,621	—	4	922	889	64	509	(26)	(252)	(85)	(188)	15,458
Minority interests	2,959	—	(336)	—	—	—	23	—	—	—	(3)	2,643

TOTAL EQUITY	€16,580	€—	€(332)	€922	€889	€64	€532	€(26)	€(252)	€(85)	€(191)	€18,101

33.4.2	Reclassifications

	December 31, 2004

			Reclassification
		Content	of equity	Reclassification
Format compliant with French		assets	affiliates	of current/non		Other
accounting standards	IFRS	classification	goodwill	current items	Offsetting	reclassifications	IFRS	Format compliant with IFRS

	(In millions of euros)
			IAS 28	IAS 1	IAS 1/IAS 32
Please refer to the paragraph mentioned		33.8.N	33.8.O	33.8.P	33.8.R
ASSETS								ASSETS
Goodwill, net	€17,889	€—	€(4,737)	€—	€—	€2	€13,154	Goodwill
	—	2,431	—	—	—	—	2,431	Non current content assets
Other intangible assets, net	4,561	(2,431)	—	—	—	47	2,177	Other intangible assets
Property, plant and equipment, net	5,130	—	—	—	(145)	(245)	4,740	Property, plant and equipment
Investments in equity affiliates	1,018	—	4,737	—	—	18	5,773	Investments in equity affiliates
Other investments	3,735	—	—	21	—	31	3,787	Non current financial assets
	—	—	—	1,395	(112)	(1)	1,282	Deferred tax assets

Total long-term assets	32,333	—	—	1,416	(257)	(148)	33,344	Non current assets

Inventories and work-in-progress	741	(398)	—	—	—	(28)	315	Inventories
	—	—	—	772	—	—	772	Current tax receivables
	—	579	—	—	—	—	579	Current content assets
Accounts receivable and other	6,375	(181)	—	(793)	(618)	(255)	4,528	Trade accounts receivable and other
Deferred tax assets	1,395	—	—	(1,395)	—	—	—
Short-term loans receivable	158	—	—	—	—	4	162	Short-term financial assets
Marketable securities	14	—	—	—	—	(14)	—
Cash and cash equivalents	3,159	—	—	—	—	—	3,159	Cash and cash equivalents

	11,842	—	—	(1,416)	(618)	(293)	9,515
						180	180	Assets held for sale

Total current assets	11,842	—	—	(1,416)	(618)	(113)	9,695	Current assets

TOTAL ASSETS	€44,175	€—	€—	€—	€(875)	€(261)	€43,039	TOTAL ASSETS

SHAREHOLDERS’ EQUITY AND LIABILITIES								EQUITY AND LIABILITIES
Share capital	5,899	—	—	—	—	—	5,899	Share capital
Additional paid-in capital	7,313	—	—	—	—	—	7,313	Additional paid-in capital
Retained earnings and others	2,246	—	—	—	—	(9)	2,237	Retained earnings and other
	—	—	—	—	—	—	—	Equity associated with assets held for sale

Total shareholders’ equity	15,458	—	—	—	—	(9)	15,449	Equity, attributable to equity holders of the parent
Minority interests	2,643	—	—	—	—	—	2,643	Minority interests
Other equity	—	—	—	—	—	—	—

	18,101	—	—	—	—	(9)	18,092	Total equity
Deferred income	100	—	—	—	—	(100)	—
Provisions	2,476	—	—	(357)	(145)	(413)	1,561	Non current provisions
Long-term debt	5,357	—	—	—	—	—	5,357	Long-term borrowings and other financial liabilities
	—	—	—	3,394	(112)	—	3,282	Deferred tax liabilities
Other non-current liabilities and accrued expenses	1,873	—	—	—	—	82	1,955	Other non current liabilities

	9,806	—	—	3,037	(257)	(431)	12,155	Non current liabilities

Accounts payable	10,031	—	—	(1,296)	(618)	70	8,187	Trade accounts payable and other
	—	—	—	1,297	—	1	1,298	Current tax payables
	—	—	—	357	—	—	357	Current provisions
Deferred taxes liabilities	3,395	—	—	(3,395)	—	—	—
Bank overdrafts and other short-term borrowings	2,842	—	—	—	—	—	2,842	Short-term borrowings and other financial liabilities

	16,268	—	—	(3,037)	(618)	71	12,684
	—	—	—	—	—	108	108	Liabilities associated with assets held for sale

Total current liabilities	16,268	—	—	(3,037)	(618)	179	12,792	Current liabilities

Total liabilities	26,074	—	—	—	(875)	(252)	24,947	Total liabilities

TOTAL EQUITY AND LIABILITIES	€44,175	€—	€—	€—	€(875)	€(261)	€43,039	TOTAL EQUITY AND LIABILITIES

33.5.	Consolidated statement of cash flows
      The majority of IFRS adjustments has no impact on the consolidated statement of cash flows (measurement of available-for-sale securities at fair value, recognition of share-based payments, fair value of derivatives, etc.).
      The cash flow statement, as defined in IAS 7, is very similar to the consolidated statement of cash flows already presented by the Group, with the exception of the separate presentation of cash flows relating to assets held for sale and discontinued operations, as required by IFRS 5. Consequently, except for the classification of VUE and Cegetel SAS as discontinued operations, there is no major change in the presentation of the consolidated statement of cash flows under IFRS compared with information presented in the 2004 Consolidated Financial Statements under French GAAP.

33.6.	NBC-Universal transaction under IFRS
      On October 8, 2003, Vivendi and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company (NBC) and Vivendi Universal Entertainment (VUE). This transaction, which was completed on May 11, 2004, resulted from an accounting standpoint, in the divestiture of 80% of Vivendi’s interest in VUE and the concurrent acquisition of a 20% interest in NBC. The new company, called NBC Universal (NBCU), is 80% owned by GE and 20% controlled by Vivendi which has equity accounted for NBCU since May 12, 2004, with an ownership interest of 18.5%.
      Due to the October 2003 agreement, VUE’s assets and liabilities are recorded in compliance with IFRS 5 as assets and liabilities held for sale, since that date. In the IFRS opening consolidated statement of financial position as of January 1, 2004, VUE’s assets and liabilities were deconsolidated and presented in the amount of 80% of the carrying value as assets held for sale and liabilities relating to assets held for sale, and in the amount of 20% of the carrying value as investments in equity affiliates.
      Moreover, pursuant to IFRS 5, the portion of VUE’s tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized as of October 8, 2003.
      In the statement of earnings of 2004, VUE’s income and expenses for the period from January 1, 2004 and May 11, 2004 were deconsolidated and presented netted, 80% in earnings from discontinued operations and 20% in income from equity affiliates. As from May 12, 2004, NBC Universal’s earnings are equity-accounted in the amount of 20%, as they are under French GAAP.
      Under IFRS, the divestiture of 80% of VUE generated a capital gain due to the elimination of the foreign currency translation adjustment on this stake as of January 1, 2004:

Year Ended
December 31, 2004

(In millions of
euros)
Capital loss under French GAAP	(1,793)
Cancellation of foreign currency translation adjustment as of January 1, 2004	2,490
Other IFRS adjustments, net	10

Capital gain under IFRS	€707

33.7.	Principal adjustments
A. Foreign currency translation adjustments (IFRS 1)
      IFRS 1 (First-time adoption of IFRS) authorizes companies not to restate cumulative translation adjustments existing as of January 1, 2004 retrospectively. As such, in the event of the future sale of operations or a subsidiary whose functional currency is not the consolidating currency, the gain or loss on divestiture will not take into account translation adjustments generated prior to January 1, 2004.

(a)	Impact on the transitional statement of financial position as of January 1, 2004
      The adoption of this optional treatment results in the reclassification in the statement of financial position as of the transition date of €3,750 million from cumulative foreign currency translation adjustments to retained earnings, without impacting equity as of January 1, 2004.

(b)	Impact on the IFRS statement of earnings for the year ended December 31, 2004
      Due to the cancellation of cumulative foreign currency translation adjustments as of January 1, 2004, the sale of the 80% interest in VUE generates a capital gain. Please refer to the above Note 33.6.
B. Repurchase of minority interests (IFRS 3)
      Under French GAAP, Vivendi applied the partial revaluation method to purchases of minority interests after acquiring control. Under this method, identifiable assets and liabilities are restated at fair value to the extent of the acquired interest.
      Under IFRS, in the absence of any specific rules governing the repurchase of minority interests, Vivendi freezes the values of identifiable assets acquired and liabilities assumed at the date control is obtained and, on the acquisition of additional interests in the subsidiary, recognizes as goodwill the difference between the purchase cost and the net book value of minority interests acquired.

(a)	Impact on the IFRS transitional statement of financial position as of January 1, 2004
      The partial restatement of intangible assets (market shares and trade names) performed on the acquisition of an additional 26% stake in SFR in 2003 is cancelled through goodwill in the amount of €914 million (market share in the amount of €650 million and trade name in the amount of €264 million respectively).

(b)	Impact on the IFRS statement of earnings for the year ended December 31, 2004
      Market share and trade name were not amortized under French GAAP and goodwill is not amortized under IFRS. This restatement does not, therefore, impact the statement of earnings.
C. Commitments to purchase minority interests (IAS 32)
      Vivendi has granted commitments to shareholders of its fully consolidated subsidiaries (companies in which Vivendi holds over 50% of voting rights or exercises any other form of control under law or in substance) to repurchase their minority interests. These purchase commitments can take the form of put options on minority interests or firm commitments to repurchase minority interests at a future date (forward contracts on minority interests).
      Under French GAAP, these minority interest purchase commitments were presented as off-balance sheet commitments. Where applicable, foreseeable losses on purchases were accrued.
      Under IFRS, pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted in accordance with prevailing IFRS:

•	on initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or forward contract, offset mainly through minority interests and the balance through goodwill;

•	subsequent changes in the value of the commitment are recognized in financial liabilities by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in “Other financial charges”;

•	where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in “Other financial charges and income”; and

•	on expiry of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.

(a)	Impact on the statement of financial position
      As of January 1, 2004, the recognition of commitments to purchase minority interests has the following impact on the transitional statement of financial position:

•	a €1,132 million increase in financial liabilities (with €342 million allocated to Long-term financial liabilities and €790 million to Short-term financial liabilities), comprising put options granted to the Republic of Morocco on 16% of the share capital of Maroc Telecom for €673 million, to SNCF on 35% of the share capital of Cegetel SAS for €256 million, to the Principality of Monaco on 45% of the share capital of Monaco Telecom for €98 million and to various third parties by the Canal+ Group for €105 million;

•	through a €442 million decrease in minority interests and a €537 million increase in goodwill.
      As of December 31, 2004, given the change in the present value of purchase commitments and the sale of Monaco Telecom by Vivendi without the Principality exercising its put option, the impact of commitments to purchase minority interests on the IFRS statement of financial position is as follows:

•	a €1,517 million impact on financial liabilities (with €414 million allocated to Long-term financial liabilities and €1,103 million to Short-term financial liabilities), comprising the firm commitment to repurchase from the Republic of Morocco 16% of the share capital of Maroc Telecom for €1,100 million (following agreements signed in November 2004) and put options granted to SNCF on 35% of the share capital of Cegetel SAS for €304 million and to various third parties by the Canal+ Group for €113 million;

•	through a €336 million reduction in minority interests and a €995 million increase in goodwill.

(b) Impact on the IFRS statement of earnings for the year ended December 31, 2004
      Expenses corresponding to the reversal of discounting adjustments to commitments to purchase minority interests amounted to €4 million and were recognized in Other financial charges in the IFRS statement of earnings for the year ended December 31, 2004. As under French GAAP the change in the anticipated loss on the repurchase commitment granted to SNCF amounted to €35 million, recognized in Other financial charges.
D. ORAs and OCEANEs (IAS 32/39)
      The notes mandatory redeemable for shares (ORAs) issued by Vivendi in November 2002 and the bonds convertible or exchangeable for new or existing shares (OCEANEs) issued by Vivendi in January 1999 are compound financial instruments that, according to IAS 32, include a liability component and an equity component (please refer to Note 1 “Accounting policies and valuation methods”).

(a) Impact on the IFRS transitional statement of financial position as of January 1, 2004

ORAs
      In the French GAAP statement of financial position, the ORAs are recognized in Other equity for the nominal amount of the bond issue, i.e. €1,000 million. Under IFRS, due to the advance payment of interest in full on issue, the liability component is nil. The ORAs are therefore recognized in equity in the IFRS statement of financial position at nominal value, net of issue costs and prepaid interest of €844 million, recognized in prepaid expenses as of January 1, 2004 in the French GAAP financial statements. The nominal value (€1,000 million) is recognized in Additional paid-in capital and residual issue costs and prepaid interest (€156 million) are deducted from reserves.

OCEANEs
      In the French GAAP statement of financial position, the OCEANEs are recognized in borrowings and other financial liabilities for the nominal amount of the bond issue, i.e. €1,699 million. Under IFRS, the equity component of the OCEANEs (€204 million) is presented in Additional paid-in capital, offset through reserves. The liability component is presented in borrowings and other financial liabilities in the amount of €1,699 million, given its redemption in cash for €1,699 million on January 2, 2004.

(b) Impact on the IFRS statement of earnings for the year ended December 31, 2004
      In the IFRS statement of earnings for 2004, interest savings recorded in the interest totaled €78 million. The restatements relating to the OCEANEs do not impact the IFRS statement of earnings due to their redemption on January 2, 2004.
E. Available-for-sale securities (IAS 32/39)
      In accordance with IAS 39, available-for-sale securities as defined by IAS 39 are recognized in the statement of financial position (“Other non current financial assets)” at fair value. For listed shares (e.g. portfolio investment securities), the restatement consists of recognizing in Equity under “Unrealized gains (losses) associated with available-for-sale securities”, the difference between the carrying value and the market value, net of any possible deferred tax impacts. The restatement positively impacts equity as available-for-sale securities are recognized in the French GAAP statement of financial position at the lower of historical cost and market value.

(a) Impact on the transitional statement of financial position as of January 1, 2004
      At January 1, 2004 the remeasurement of available-for-sale securities had an impact, net of deferred tax, on equity of €257 million, including €255 million in respect of Sogecable. These shares were recorded as marketable securities under French GAAP.

(b) Impact on the statement of financial position as of December 31, 2004
      In December 2004, Vivendi sold the majority of its interest in Veolia Environnement, losing therefore its significant influence over the company. As such, this investment which was equity accounted is now recorded as non-consolidated investments in Non current financial assets. The remeasurement of available-for-sale securities between January 1 and December 31, 2004 had an impact, net of deferred tax, on equity of €889 million, including €520 million in respect of the investment in Veolia Environnement and €356 million in respect of Sogecable.
F. Derivative financial instruments (IAS 32/39)
      Under French GAAP, derivatives are recognized at the lower of fair value and historical cost. In accordance with the rules laid down in IAS 39 concerning financial instruments, derivatives are measured at fair value in the statement of financial position. Gains and losses resulting from the marking-to-market at the period end of non-hedging derivatives are recognized in earnings, under “Other financial charges and income”.
      Under French GAAP, gains and losses resulting from the remeasurement of derivatives classified for accounting purposes as hedging instruments were deferred until the gains or losses generated by the hedged items were effectively realized. In order to qualify for the more restrictive fair value hedge accounting under IFRS, financial instruments must satisfy the following criteria: (i) there must be a formal designation and documentation of the hedging relationship at the inception date; and (ii) the hedge is expected to be highly effective, and this effectiveness can be reliably measured and demonstrated throughout the hedging relationship as determined initially.
      In addition, IAS 39 requires the separate recognition of embedded derivatives, such as call options included in convertible bonds, in the same way as other derivatives. These derivatives are not recognized under French GAAP.

      In the IFRS statement of financial position, derivatives are recognized at fair value in derivative instruments in assets and Long-term borrowings and other financial liabilities, depending on whether they are positive or negative. Given the particularly strict rules in IAS 32 governing the offset of financial assets and liabilities and depending on the instruments used, it is generally impossible to offset assets and liabilities relating to derivatives. As a result of the application of these rules, the other assets and liabilities in the statement of financial position were significantly increased.
      Changes in derivative fair values under IAS 32/39 have a negative impact on 2004 earnings under IFRS of €202 million before deferred tax, recognized in “Other financial charges and income”.
G. Business combinations (IFRS 3)
      As Vivendi has elected to apply the option offered by IFRS 1 not to restate business combinations which took place prior to January 1, 2004 which are not in compliance with the provisions of IFRS 3, the first-time adoption of IFRS will not impact the accounting treatment adopted in the past.
      In accordance with IFRS 3, goodwill is not amortized from January 1, 2004. Under IFRS, this restatement has a positive impact of €638 million on 2004 earnings.
H. Special purpose entities (SIC 12)
      In accordance with SIC 12, Vivendi consolidates certain special purpose entities which it controls in substance in its transitional statement of financial position as of January 1, 2004. These entities were not consolidated in the French GAAP statement of financial position as of December 31, 2003, as Vivendi did not hold any of their shares.
      The recognition of these special purpose entities became mandatory under French GAAP on January 1, 2004 pursuant to CRC Regulation 04-03. A restatement is not, therefore, necessary between French GAAP and IFRS as of December 31, 2004.
      The impact of this restatement on the transitional statement of financial position as of January 1, 2004 is as follows:

•	With regard to certain special purpose entities created by the defeasance of real estate assets (i) in assets, the add-back of real estate assets, representing a €417 million increase in “Property, plant and equipment”; and (ii) in liabilities, a €606 million increase in “Long-term borrowings and other financial liabilities”. Equity attributable to the equity holders of the parent is negatively impacted for €54 million. Earnings attributable to the equity holders of the parent for the period is negatively impacted for €4 million.

•	With regard to entities created by SFR pursuant to Qualified Technological Equipment (QTE) operations (i) in assets, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commission, generating a €886 million increase in “Financial assets” and (ii) in liabilities, the recognition of advance lease payments in “Other non current liabilities” for the same amount; the €45 million arrangement commission received by SFR represents deferred income under IFRS and is recognized in “Other non current liabilities” and released to the statement of earnings over the term of the operation (15 years). Under French GAAP this was taken to income immediately.
I. Employee benefits (IFRS 1/IAS 19)
      The measurement and recognition of pension and retirement benefit obligations as described under French GAAP, as applied by Vivendi, comply with the rules set forth in IAS 19 (Employee benefits), with the exception of pension past service costs which are spread over the average residual life under French GAAP.
      However, pursuant to IFRS 1, Vivendi has elected to recognize as of January 1, 2004 actuarial gains and losses not yet recognized in the statement of financial position through consolidated equity. This option resulted in the recognition of net actuarial losses through equity in the transitional statement of financial position as of January 1, 2004 for €279 million, net of deferred tax (€423 million before deferred tax).

      This restatement of actuarial losses and past service cost in the transitional statement of financial position as of January 1, 2004 results in a reduction in the cost of pensions and severance payments on retirement recognized in earnings from operations. This saving is €31 million in the IFRS statement of earnings for 2004.
      In the 2004 IFRS financial information, the entire cost of employee benefits was presented as a charge recorded in earnings from operations. Looking at the peer companies policies (in particular telephone operators and musical content publishing and distribution companies), in the fourth quarter of 2005, Vivendi decided to change its accounting treatment and to present the financial component of the cost of employee benefits as a financial charge or income. The financial component of this cost is composed on the one hand of the interest cost of the obligation made in the benefit of salaries and retired employees, and on the other hand of the expected return on plan assets. This change in presentation led to an improvement in earnings from operations of €37 million in 2004, such as presented in the previous tables, and an equivalent decline of financial income. This change of presentation has no impact on the 2004 earnings, attributable to equity holders of the parent.
J. Intangible assets (IAS 38)
      Under French GAAP, the Canal+ Group sports rights are recognized in Intangible assets at the date of signature of the rights purchase agreement.
      Under IFRS, the Canal+ Group sports rights are recognized in assets on performance of the contract, corresponding to the date of the sporting event.

Impact on the IFRS statement of financial position as of January 1 and December 31, 2004
      Sports rights recognized in the French GAAP consolidated statement of financial position (through an offsetting entry in Other non current liabilities) of €688 million as of January 1, 2004 and €1,973 million as of December 31, 2004, have been reclassified as off-balance sheet commitments. This reclassification did not impact equity.
K. Share-based compensation (IFRS 2)
      Adoption of IFRS 2 (share-based compensation) changes the recognition method for stock-option plans (stock purchase and subscription options granted by Vivendi to its employees and those of its subsidiaries) and Group savings plans (share capital increases reserved for current and retired employees of Vivendi and its subsidiaries).
      In accordance with the transitional provisions of IFRS 1 with respect to IFRS 2 concerning share-based payments, the Group initially applied IFRS 2 only to instruments granted after November 7, 2002 and for which the rights vesting period extends beyond December 31, 2003. This option was applied for the 2004 IFRS financial information and the 2005 interim financial statements. In the fourth quarter of 2005, Vivendi elected the retrospective application of IFRS 2 as of January 1, 2004. Consequently, all share-based payment transactions for which rights remained to be vested as of January 1, 2004 are now recognized. This change in option with respect to IFRS 2 led to an additional charge of €21 million in 2004 impacting earnings from operations and earnings attributable to equity holders of the parent.
      In the 2004 IFRS financial information, the share-based payment cost (stock options and group saving plans) was totally allocated to the “Holding & Corporate” segment. However, in the fourth quarter of 2005, Vivendi elected the option available under IFRIC Interpretation D17 regarding treasury share transactions within the Group. Consequently, the share-based payment cost has been allocated to each business segment on a pro rata basis of the number of equity instruments (stock options or share subscription options granted through the group saving plans) held by their management and salaried employees. This option has no impact on the 2005 and 2004 consolidated earnings from operations and earnings attributable to equity holders of the parent. In 2004, this option led to a €23 million positive impact on the earnings from operations of “Holding & Corporate” segment and an equivalent negative impact on the earnings from operations of the other business segments.

      In accordance with IFRS 2, the benefit awarded to employees on the granting of stock options (value of the option at the grant date) and the subscription of Group savings plan (maximum discount of 20%) represents additional compensation. This additional compensation is recognized as an employee expense, spread over the benefit vesting period:

•	group savings plan: immediately, on subscription; and

•	stock option plans: over a 3-year period, by one-third block, in accordance with Vivendi plan rules.

(a) Stock option plans
      Vivendi uses a binomial model to measure the employee expense relating to its option grants. The fair value of these options as determined on their respective grant dates represents a deferred compensation of €75 million, with no net impact on equity in the transitional statement of financial position as of January 1, 2004. This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as the options under the plan vest in third parts over three years. The expense is, therefore, amortized in accordance with the following spread rates:

•	rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second tranche (vested over 2 years) + 33.33% of the third tranche (vested over 3 years), that is 61.11%;

•	rate applicable in year 2 of the plan: second half of the second tranche (vested over 2 years) + 33.33% of the third tranche (vested over 3 years), that is 27.78%; and

•	rate applicable in year 3 of the plan: final third of the third tranche (vested over 3 years), that is 11.11%

(b) Group savings plan
      The accounting expense is equal to the discount granted to current and retired employees, which is equal to the difference between the share subscription price and the share price on the grant date, as recognized on the plan subscription date.

(c) Impact on the IFRS statement of earnings for 2004
      Share-based compensation represented a €64 million expense relating exclusively to stock options that vested in 2004. This impact is presented in the statement of earnings in selling, general and administrative expenses. This expense does not involve a cash outflow and is offset through consolidated retained earnings.
L. Revenues of telecom operators (IAS 18)

(a) Recognition of “equipment” revenues
      “Equipment” revenues of operators include sales of mobile phones in telephone packs (sales comprising a mobile phone and a telephone subscription) and mobile-only sales. The pack or the mobile phone is generally sold by the operator to the distributor which then sells it to the future customer of the operator.
      Under French GAAP, “equipment” revenues of the operator were recognized when sold to the distributor. Under IFRS, as the conditions of the sale to the distributor are determined by the conditions of the sale to the final customer, “equipment” revenues are recognized when the line is activated by the new customer. In effect, the distributor benefits from favorable terms and conditions from the operator limiting its exposure under the transaction. The operator is the principal party for the service offered (communication); it defines the specific terms and conditions and is primarily responsible for promoting its services.
      In the IFRS statement of earnings for 2004, the impact of this restatement is a net decrease in revenues of €20 million (comprising an €18 million decrease for SFR and a €2 million decrease for Maroc Telecom), and a €23 million decrease in cost of revenues (comprising an €18 million decrease for SFR and a €5 million decrease for Maroc Telecom).

(b) Recognition of customer subsidies as a deduction from “equipment” revenues
      The operator grants subsidies on sales of telephone packs and individual mobile phones (e.g. phones sold separately to an operator’s customer):

•	to new customers: “win” subsidies, representing an acquisition cost to the operator; and

•	to existing customers: “loyalty” subsidies, representing retention cost to the operator.
      Under French GAAP, “win” subsidies were recorded in operating expenses (selling, general and administrative expenses), with the exception of the margin realized on the sale to distributors which was cancelled. “Loyalty” subsidies were deducted from “equipment” revenues, with the exception of subsidies paid on the sale of individual mobile phones, which were recognized in operating expenses.
      Under IFRS, subsidies in respect of sales of telephone packs are deducted from “equipment” revenues. In effect, the sale of a telephone pack is a composite sale and the customer subsidy is a component of “equipment” revenues generated by the telecom operator, now recognized on the sale to the customer. Subsidies granted to customers on the sale of individual mobile phones are recognized in operating expenses (selling, general and administrative expenses).
      In the 2004 IFRS statement of earnings, the impact of this restatement is a €125 million decrease in revenues (comprising €78 million for SFR and €47 million for Maroc Telecom), offset through a €47 million decrease in Maroc Telecom cost of revenues and in SFR selling, general and administrative expenses of €78 million, with no net impact on earnings from operations.

(c) Recognition of rollover minutes in pay monthly plans (“services” revenues)
      The telecom operator sells certain pay monthly plans under which unused communication minutes from one month can be carried forward to the next month.
      Under French GAAP, rollover minutes in pay monthly plans were accrued for on the basis of their cost price. Under IFRS, rollover minutes are recognized according to their share in the telephone revenues upon the effective consumption of these minutes or when they expire.
      In the IFRS statement of earnings for 2004, this restatement has a negative impact of €6 million on SFR Cost of revenues (no impact on Maroc Telecom earnings).

(d) Expected cost of loyalty programs
      The operator offers customers the benefit of loyalty programs which grant existing customers loyalty coupons to be used at a later date either to subsidize the replacement of their mobile phone (loyalty subsidies) or to receive services free of charge, whether goods or services marketed by the operator or purchased by the operator from a third party.
      Under French GAAP, the nominal value of the forecast probable cost of the mobile replacement and free-services subsidies was deducted from “services” revenues of the operator on the effective acquisition of the loyalty coupons by the customer. Under IFRS, pending an IFRIC interpretation, the following accounting treatment has been provisionally adopted in accordance with prevailing IFRS: deduction from “services” revenues of the telecom operator on the effective acquisition of the loyalty coupons by the customer:

•	of the fair value of mobile replacement subsidies, representative of the additional outflow of resources on top of acquisition subsidies granted to new customers;

•	of the nominal value of the probable expected cost of free services.
      In the 2004 IFRS statement of earnings, the impact of this restatement is an increase in revenues of €1 million (comprising a €2 million decrease for SFR and a €3 million increase for Maroc Telecom).

33.8.	Principal reclassifications
M. Assets held for sale and discontinued operations (IFRS 5)
      The related reclassifications mainly concerned VUE (please refer to section 33.6 and to Note “Assets held for sale” hereunder) and Cegetel SAS (please refer to the specific Note below).
Assets held for sale

(a) Impact on the transitional statement of financial position as of January 1, 2004
      Under IFRS 5, non-current assets or groups of assets held for sale whose carrying amount will be recovered principally through a sales transaction rather than continuing use are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. Assets that meet this criterion are no longer depreciated.
      The impact of the reclassifications performed in this respect on the transitional statement of financial position as of January 1, 2004 is as follows:

			Liabilities	Equity
			associated	associated
		Assets held	with assets	with assets
	Note	for sale	held for sale	held for sale(1)

		(In millions of euros)
Vivendi Universal Entertainment	33.6.	€13,784	€(6,764)	€231
Vivendi Universal Publishing		101	(51)	—
Other		12	—	—

		€13,897	€(6,815)	€231

(1)	Corresponds to the unrealized gains (losses) associated with assets held for sale.
     The impact of the reclassifications performed in this respect on the statement of financial position as of December 31, 2004 is as follows:

		Liabilities	Equity
		associated	associated
	Assets held	with assets	with assets
	for sale	held for sale	held for sale

	(In millions of euros)
N.C. Numéricâble	180	(108)	—

	€180	€(108)	€—

(b) Impact of discontinued operations on the IFRS statement of earnings for the year ended December 31, 2004
      Under IFRS 5, discontinued operations (Group components which Vivendi has sold or which are recognized as held for sale) are presented in a single line of the statement of earnings comprising the earnings after tax of discontinued operations for the period and the gain or loss after tax on sale or fair value measurement, less costs to sell, of the assets and liabilities making up the discontinued operations.
Cegetel SAS
      Following Cegetel and Neuf Telecom combination announced in May 11, 2005 and closed in August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5, paragraph 34. Accordingly in the statement of earnings for the year ended December 31, 2004, Cegetel SAS’s net earnings and expenses were deconsolidated as of January 1, 2004 and presented, netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates. The impact of this reclassification on 2004 earnings from operations is an increase of €72 million due to the reclassification of Cegetel operating losses. There is no impact on earnings, attributable to equity holders of the parent.

N. Media / Entertainment business content assets
      In order to bring the presentation of the IFRS statement of financial position into line with sector practice, Vivendi has regrouped all content assets relating to the Group’s media businesses (UMG, Vivendi Games, the Canal+ Group) into a single line of the consolidated statement of financial position, with a break-down by current and non-current assets. These assets primarily concern cinema and television products (“film costs”) which are produced or purchased for sale to third parties, audiovisual rights purchased by the Canal+ Group for broadcast (mainly sports and cinema rights as well as fiction and documentaries), music catalogs and recoverable advances granted to UMG artists.
O. Equity affiliates (IAS 28)
      Under IAS 28, goodwill in respect of equity affiliates is recognized in Investments in equity affiliates and not in goodwill. This reclassification has an impact of €15 million on the transitional statement of financial position and of €4,737 million on the statement of financial position as of December 31, 2004, with no impact on equity.
P. Other reclassifications in the statement of financial position (IAS 1)
      The mandatory distinction under IAS 1 (Presentation of financial statements) between current and non-current items in the IFRS statement of financial position does not correspond to the presentation adopted by Vivendi under French GAAP, based on the nature and/or the liquidity of assets and liabilities. The presentation of the statement of financial position has, therefore, been adapted accordingly. Assets and liabilities relating to the operating cycle and those falling due within 12 months at the period end are classified as current, with all other assets and liabilities classified as non-current. Deferred tax assets and liabilities are presented on a separate line in assets and liabilities, among non-current items.
      In addition, certain specific rules concerning the offsetting of assets and liabilities result in the reclassification of certain items in the statement of financial position compared to French GAAP.
      The adoption of IAS 1 also results in the inclusion of minority interests in equity, with the distinction between equity attributable to equity holders of the parent and minority interests retained within the presentation of equity.
Q. Gain (loss) on the sale of activities and financial investments (IAS 1)
      The adoption of IAS 1 results in the reclassification of the gain (loss) on the sale of activities in the lines of the statement of earnings corresponding to the function of the underlying asset (other financial charges and income or earnings from discontinued operations).
R. Compensation of certain accounts in the statement of financial position (IAS 1/IAS 32)
      Certain specific rules concerning the offsetting of assets and liabilities, notably financing ones (according to IAS 32), result in the reclassification of certain items in the statement of financial position compared to their presentation under French GAAP.

Note 34.	Supplemental disclosures required under US Generally Accepted Accounting Principles (US GAAP) and US Securities and Exchange Commission (SEC)
      Vivendi’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union as of December 31, 2005 and IFRS as issued by the International Accounting Standards Board (IASB) as of the same date which, as applied by the Group, differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). There are no significant differences between IFRS as adopted by the European Union and as applied by Vivendi, and IFRS as issued by the IASB.

      The US Securities and Exchange Commission has permitted eligible foreign private issuers for their first year of reporting under IFRS to present two years rather than three years of statements of earnings and changes in shareholders’ equity prepared in accordance with IFRS. Vivendi has adopted IFRS for the first time for financial year 2005, as a result the reconciliation to US GAAP of net earnings and shareholders’ equity, statement of financial position and statement of earnings covers the financial year 2005 and the comparable financial year 2004.

34.1.	Condensed US GAAP Consolidated Financial Statements

34.1.1	Condensed US GAAP consolidated statement of earnings for the years ended December 31, 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions of euros)
Revenues	€20,156	€21,208
Cost of revenues	(10,435)	(11,429)
Selling, general and administrative expenses	(6,214)	(6,325)
Other operating expenses	(196)	(120)

Earnings from operations	3,311	3,334
Other charges and income from ordinary activities	71	89
Income from equity affiliates	354	(96)
Interest	(302)	(532)
Other financial charges and income	163	(403)
Other income	406	1,984

Earnings from continuing operations before provision for income taxes	4,003	4,376
Provision for income taxes	(348)	(337)
Minority interests	(1,084)	(1,102)

Net earnings from continuing operations	2,571	2,937
Earnings from discontinued operations (net of taxes and of minority interests, respectively)	—	—
Cumulative effect of accounting changes	—	(16)

Net earnings	€2,571	€2,921

Earnings per share

		Year Ended
		December 31,

	Note	2005	2004

Earnings (in millions of euros)
Net earnings from continuing operations before accounting changes		€2,571	€2,937
Cumulative effect of accounting changes		—	(16)

Net earnings — basic		2,571	2,921
Interest expense on notes mandatorily redeemable for new shares of Vivendi	34.7.5	70	78

Net earnings — diluted		2,641	2,999
Number of shares (in millions)
Weighted average number of shares outstanding over the period — basic		1,077.9	1,071.5
Notes mandatorily redeemable for new shares of Vivendi (November 2005)	34.7.5	71.8	72.8
Vivendi stock option plans		8.9	6.7

Weighted average number of shares after dilutive effect		1,158.5	1,151.1
Per-share amount (in euros)
Net earnings from continuing operations before accounting changes per share		2.39	2.74
Cumulative effect of accounting changes per share		—	(0.01)

Basic net earnings per share		€2.39	€2.73
Diluted net earnings per share		€2.28	€2.61

34.1.2	Condensed US GAAP consolidated statement of financial position as of December 31, 2005 and December 31, 2004

	December 31,	December 31,
	2005	2004

	(In millions of euros)
ASSETS
Cash and cash equivalents	€2,902	€3,159
Current content assets	444	418
Other current assets	6,647	6,542

	9,993	10,119
Assets held for sale	—	225

Current assets	9,993	10,344

Goodwill	12,668	12,470
Non current content assets	2,688	2,680
Other intangible assets	2,651	2,825
Investments in equity affiliates	6,662	5,580
Other non current assets	9,110	9,205

Non current assets	33,779	32,760

TOTAL ASSETS	€43,772	€43,104

	December 31,	December 31,
	2005	2004

	(In millions of euros)
LIABILITIES AND EQUITY
Short-term borrowings and other financial liabilities	€2,160	€2,839
Other current liabilities	9,905	9,841

	12,065	12,680
Liabilities associated with assets held for sale	—	134

Current liabilities	12,065	12,814

Long-term borrowings and other financial liabilities	4,785	5,366
Other non current liabilities	6,083	7,783

Non current liabilities	10,868	13,149

Minority interests	3,009	2,929
Share capital	6,344	5,899
Comprehensive income	3,564	4,348
Other equity attributable to equity holders of the parent	7,922	3,965

Equity, attributable to equity holders of the parent	17,830	14,212

TOTAL LIABILITIES AND EQUITY	€43,772	€43,104

34.1.3	Condensed US GAAP statement of comprehensive income for the years ended December 31, 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Net earnings	€2,571	€2,921
Other comprehensive income, net of taxes:
Foreign currency translation adjustments	974	985
Unrealized gains on equity securities	106	397	(a)
Unrealized gains (losses) on cash flow hedges	(20)	16
Minimum pension liabilities adjustment	(67)	29

Comprehensive income	€3,564	€4,348

(a)	Includes for 2004, €670 million of unrealized gains or losses on equity securities classified as available-for-sale and -€273 million related to the effect of the divestiture of Vivendi’s interest in VUE.

34.1.4	Condensed US GAAP consolidated statement of cash flows for the years ended December 31, 2005 and 2004

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros)
Net cash provided by operating activities	€3,552	€4,788
Net cash provided by (used for) investing activities	(2,832)	3,041
Net cash provided by (used for) financing activities	(1,014)	(7,429)
Foreign currency translation adjustments	37	33

Change in cash and cash equivalents	€(257)	€433

Cash and cash equivalents:
At beginning of the year	3,159	2,726
At end of the year	2,902	3,159

34.2.	Reconciliation of earnings and equity to US GAAP

34.2.1	Reconciliation of earnings attributable to equity holders of the parent to US GAAP

		Year Ended
		December 31,

	Note	2005	2004

		(In millions of
		euros)
IFRS earnings attributable to equity holders of the parent as reported in the Consolidated Statement of Earnings		€3,154	€3,767
Adjustments to conform to US GAAP:
Business combinations/goodwill/impairment	34.5	52	(391)
Divestiture of VUE and Cegetel	34.4	1	(136)
Intangible assets	34.6	(196)	(136)
Financial instruments	34.7	(265)	(84)
Employee benefit plans	34.8	(32)	(59)
Share-based compensation	34.9	46	44
Other	34.11	(45)	(23)
Tax effect	34.10	(144)	(45)

US GAAP net earnings before cumulative effect of accounting changes		2,571	2,937
Cumulative effect of accounting changes		—	(16)

US GAAP net earnings		€2,571	€2,921

Reconciliation of weighted average number of shares

	Year Ended December 31,

	2005	2004

Weighted average number of shares outstanding under IFRS	1,149,632,657	1,144,351,073
Reversal of the impact of the notes mandatorily redeemable for new shares of Vivendi before their conversion (November 2005)	(71,774,601)	(72,822,148)

Weighted average number of shares outstanding under US GAAP	1,077,858,056	1,071,528,925
Notes mandatorily redeemable for new shares of Vivendi (November 2005)	71,774,601	72,822,148
Vivendi stock option plans	8,893,705	6,713,341

Weighted average number of shares after dilutive effect under US GAAP	1,158,526,362	1,151,064,414

34.2.2	Reconciliation of equity attributable to Vivendi SA shareholders to US GAAP

		December 31,

			2004
	Note	2005	restated(a)

		(In millions of euros)
IFRS equity attributable to Vivendi SA shareholders as reported in the Consolidated Statement of Financial Position		€18,769	€15,449
Adjustments to conform to US GAAP(a)
Business combinations/goodwill/impairment	34.5	(89)	220
Divestiture of VUE and Cegetel	34.4	—	—
Intangible assets	34.6	(455)	(280)
Financial instruments	34.7	(11)	(940)
Employee benefit plans	34.8	24	116
Other	34.11	(47)	36
Tax effect(b)	34.10	(361)	(389)

US GAAP shareholders’ equity		€17,830	€14,212 (a)

(a)	For US GAAP, the Company’s shareholder’s equity as of December 31, 2004 has been restated to reflect certain adjustments relating to primary GAAP Consolidated Financial Statements for the year ended December 31, 2002. These adjustments taken as a whole resulted in a €271 million decrease in the previously reported shareholder’s equity as of December 31, 2004.

(b)	Including net deferred tax liabilities recorded in connection with the allocation to identifiable intangible assets of the cost of acquisition for 26% of SFR in 2003 and 16% of Maroc Telecom in 2005 (€324 million as of December 31, 2005 and €241 million as of December 31, 2004). Please refer to Notes 34.5.5 and 34.5.6, hereof.

34.3.	First time adoption of International Financial Reporting Standards (IFRS)
      Pursuant to EU regulation no. 1606/2002 dated July 19, 2002 on the application of international accounting standards, Vivendi has prepared its Consolidated Financial Statements for the year ended December 31, 2005 in accordance with the IFRS. As such, the following principles were applied by Vivendi:

—	Vivendi prepared the 2005 Consolidated Financial Statements, as discussed in Note 1 “Accounting policies and valuation method”, adopting all mandatory IFRS/ IFRIC (International Financial Reporting Interpretations Committee) standards and interpretations as of December 31, 2005. All these standards and interpretations, as applied by Vivendi, have been adopted by the EU. There are no significant differences between IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board (IASB).

—	In addition, the following comparative information for the year ended December 31, 2004 were included in the Consolidated Financial Statements as of December 31, 2005: comparative statement of earnings, statement of financial position, statement of cash-flows and statement of changes in equity as of December 31, 2004, which have been prepared using the same basis of accounting.
      IFRS differ in certain respects from US GAAP. The principal differences relevant to Vivendi are described in the following notes. In addition, Vivendi has elected to apply certain provisions of IFRS 1 that create additional differences with US GAAP. These provisions are described below.

34.3.1	Foreign currency translation adjustments
      Pursuant to IFRS 1, Vivendi has elected to offset the accumulated foreign currency translation adjustments against retained earnings as of January 1, 2004. Foreign currency translation adjustments result from the translation into euro of the financial statements of subsidiaries whose functional currencies is not the euro. Consequently, under IFRS, following the divestiture of subsidiaries, affiliates or joint ventures, whose functional currency is not the euro, these adjustments are not recorded as earnings. Under US GAAP, the elimination of such accumulated foreign currency translation adjustments is not applicable. Therefore, for US GAAP purposes, on the divestiture of subsidiaries, affiliates or joint ventures, whose functional currency is not the euro, any accumulated foreign currency translation adjustments recorded prior to January 1, 2004 are taken to earnings. See Note 34.4.1 relative to the divestiture of VUE.

34.3.2	Unrecognized actuarial gains and losses related to employee benefit plans
      Pursuant to IFRS 1, Vivendi has decided to recognize as of January 1, 2004 actuarial gains and losses not yet recognized in the statement of financial position through consolidated equity. See Note 34.8 relative to employee benefit plans.

34.3.3	Business combinations
      IFRS 3 requires that all business combinations be accounted for using the purchase method. In IFRS 1, Vivendi has chosen not to restate business combinations that occurred prior to January 1, 2004. Consequently, the following exceptions to IFRS 3 were applied to Vivendi’s IFRS Consolidated Financial Statements:

—	As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders’ equity when the acquisition was paid for with equity securities, notably US Filter in 1999 and Canal+ in 1998 and 1999, whereas under US GAAP goodwill is always recognized as an asset.

—	Additionally, under French GAAP, certain acquisitions, notably Havas in 1998 and Pathe in 1999, were accounted for as mergers. Under this method, goodwill is computed as the difference between the consideration paid and the net historical book value acquired. Under US GAAP applied until June 30, 2001, the Havas and Pathe acquisitions did not meet the criteria for pooling and, therefore, were accounted for as purchase business combinations. Accordingly, goodwill was computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed.
      As a consequence, the above mentioned business combinations still represent reconciling items between IFRS and US GAAP. However, due to the disposal of these operations (Havas, Pathé, US Filter) and the impairment of goodwill losses recorded on Canal+, the residual impact of such differences on goodwill and shareholders’ equity is nil as of December 31, 2005.

34.4.	Accounting treatment of the divestiture of VUE and Cegetel
      Under IFRS 5, an operation is qualified as discontinued when it represents a separate major line of business and the criteria for classification as an asset held for sale have been met, or when the asset has been sold. Discontinued operations are presented on a single line of the statement of earnings for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement (less costs to sell) of the assets and liabilities making up the discontinued operations.
      Under US GAAP, pursuant to SFAS 144, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale is reported in discontinued operations if both conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
      Vivendi has retained a significant continuing involvement in VUE and Cegetel. In particular, given its voting rights in these companies (20% and 28.2%, respectively) and certain other shareholders’ rights, Vivendi has the ability to exercise significant influence over VUE and Cegetel and therefore, both entities have been equity-accounted since their disposal. Consequently, these operations, which qualified as discontinued under IFRS, did not qualify as discontinued under US GAAP.

34.4.1	Divestiture of VUE

Classification of VUE as discontinued
      The combination of Vivendi’s VUE and General Electric’s NBC was announced on October 8, 2003 and completed on May 11, 2004. See Note 2.4 “Divestiture of 80% of Vivendi Universal Entertainment (VUE) on May 11, 2004”. Pursuant to this transaction, VUE qualified as discontinued in accordance with IFRS 5. Accordingly, its operations were deconsolidated as of January 1, 2004 and were presented, netted, 80% in earnings from discontinued operations and 20% in income from equity affiliates.
      Furthermore, the net cash flows generated by VUE from January 1, 2004 until May 11, 2004 would have been classified on a dedicated line item in the consolidated statement of cash flows. However, given certain specific provisions of the NBC and VUE combination agreement entered into between Vivendi, General Electric and NBC on October 8, 2003, relating to the availability of cash generated by VUE between October 1, 2003 and May 11, 2004 (see Note 7.2 “Divestiture of 80% of Vivendi Universal Entertainment (VUE)”), the net cash flows generated by VUE did not have a material impact on the Group consolidated statement of cash flows.
      Under US GAAP, VUE did not qualify as discontinued and consequently was fully consolidated in Vivendi’s consolidated statement of earnings and statement of cash flows until its disposal on May 11, 2004.

Capital gain on the divestiture of VUE
      Under IFRS, VUE was classified as an asset held for sale as of January 1, 2004 and measured at the lower of its carrying value and its fair value less costs to sell. However, under US GAAP, it was classified as an asset held for sale in 2003 and the following reconciliation items between IFRS and US GAAP had to be considered:

—	Under IFRS, for the purposes of this measurement, the carrying value did not include that portion of the cumulative translation adjustment which was reclassified to earnings at the time of divestiture. In addition, under IFRS, as a result of its reversal against retained earnings pursuant to IFRS 1, the cumulative foreign currency translation adjustments were nil as of January 1, 2004.

—	Under US GAAP, for the purposes of this measurement, the carrying value also included that portion of the cumulative translation adjustment which was reclassified to earnings at the time of divestiture. As a consequence, the carrying value of VUE was reduced and a corresponding impairment loss of €920 million was recognized on December 31, 2003.

      Under US GAAP, the divestiture of 80% of VUE generated a capital gain of €377 million as compared to €707 million under IFRS:

Year Ended
December 31, 2004

(In millions of euros)
Capital gain under IFRS	707
Reversal of cancellation of foreign currency translation adjustment as of January 1, 2004	(2,490)
Difference in the carrying value of the divested assets	1,057
Difference in the foreign currency translation adjustment reclassified to net earnings	193
Reversal of the impairment recognized under US GAAP as of December 31, 2003	920
Other US GAAP adjustments, net	(10)

Capital gain under US GAAP	€377

34.4.2	Divestiture of Cegetel

Classification of Cegetel as discontinued
      The combination of Cegetel and Neuf Telecom was announced on May 11, 2005 and completed on August 22, 2005 (see Note 2.2 “Combination of Cegetel with Neuf Telecom on August 22, 2005”). Pursuant to this transaction, Cegetel qualified as discontinued in accordance with IFRS 5. Accordingly, its operations were deconsolidated as of January 1, 2004 and were presented netted, as follows: 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates. Furthermore, the net cash flows generated by Cegetel were classified on a dedicated line item in the consolidated statement of cash flows.
      Under US GAAP, Cegetel did not qualify as discontinued and consequently, was fully consolidated in the consolidated statement of earnings and statement of cash flows until its disposal on August 22, 2005.

Capital gain on the divestiture of Cegetel
      Under US GAAP, the divestiture of 71.8 % of Cegetel generated a capital gain of €110 million compared to €121 million under IFRS mainly due to a difference in the carrying value of the divested assets.

34.4.3	Impacts on the statement of earnings for the years ended December 31, 2005 and December 31, 2004
      Under IFRS, the results of operations of VUE and Cegetel were presented as follows:

	Year Ended
	December 31,

	2005	2004

	(In millions
	of euros)
Equity earnings of Cegetel SAS (up to 28.2%)	€(28)	€(22)
Equity earnings of VUE (up to 20%)	—	30

Income from equity affiliates	€(28)	€8

Equity earnings of Cegetel SAS (up to 71.8%)	€(29)	€(62)
Capital gain realized on the divestiture of 71.8% of
Cegetel SAS (no tax impact)	121	—
Equity earnings of VUE (up to 80%)	—	132
Capital gain realized on the divestiture of 80% of VUE, net of tax of €244 million	—	707

Earnings from discontinued operations	€92	€777

      The tables below set forth the impacts of these operations on the statements of earnings showing the reconciliation from IFRS to US GAAP:
      For the year ended December 31, 2005:

	Year Ended December 31, 2005

		Cegetel SAS:
		operations from	Cegetel
		January 1 to	SAS
Format compliant with IFRS	IFRS	August 22, 2005	capital gain	US GAAP	Format compliant with US GAAP

	(in millions of euros)
Revenues	€—	€685		€685	Revenues
Earnings from operations	—	(51)	—	(51)	Earnings from operations
Income from equity affiliates	(28)	28	—	—	Income from equity affiliates
Earnings before interest and other financial charges and income and provision for income taxes	(28)	(36)	—	—
Interest and other financial charges and income	—	(2)	—	(2)	Interest and other financial charges and income
		—	110	110	Other income

Earnings from continuing operations before provision for income taxes	(28)	(38)	110	44	Earnings from continuing operations before provision for income taxes
Provision for income taxes	—	—	—	—	Provision for income taxes
		1	20	(9)	Minority interests

Earnings from continuing operations	(28)	(37)	130	35	Net earnings from continuing operations
Earnings from discontinued operations	92	34	(126)	—	Earnings from discontinued operations

Earnings	€64
Attributable to:

Equity holders of the parent	34			€35	Net earnings
Minority interests	30

     For the year ended December 31, 2004:

	Year Ended December 31, 2004

		VUE:		Cegetel SAS:
		operations from		operations for the
		January 1 to	VUE	year ended
Format compliant with IFRS	IFRS	May 11, 2004	capital gain	December 31, 2004	US GAAP	Format compliant with US GAAP

	(In millions of euros)
Revenues	€—	€2,322	€—	€1,000	3,322	Revenues
Earnings from operations	—	387	—	(67)	320	Earnings from operations
Income from equity affiliates	8	(39)	—	22	(9)	Income from equity affiliates
Earnings before interest and other financial charges and income and provision for income taxes	8	348	—	(45)	—
Interest and other financial charges and income	—	(4)	—	(8)	(12)	Interest and other financial charges and income
		—	377	—	377	Other income

Earnings from continuing operations before provision for income taxes	8	344	377	(53)	676	Earnings from continuing operations before provision for income taxes
Provision for income taxes	—	(124)	—	—	(124)	Provision for income taxes
		(32)	—	(3)	(19)	Minority interests

Earnings from continuing operations	8	188	377	(56)	533	Net earnings from continuing operations
Earnings from discontinued operations	777	(132)	(707)	62	—	Earnings from discontinued operations

Earnings	€785
Attributable to:

Equity holders of the parent	801				€533	Net earnings
Minority interests	(16)

34.4.4	Reconciliation of cash flows from IFRS to US GAAP statements for the years ended December 31, 2005 and December 31, 2004
      For the year ended December 31, 2005:

	Year Ended December 31, 2005

		Cegetel SAS:
		operations from
		January 1 to
	IFRS	August 22, 2005	US GAAP

	(In millions of euros)
Net cash provided by operating activities	€—	€(6)	€(6)
Net cash provided by (used for) investing activities	—	(15)	(15)
Net cash provided by (used for) financing activities	—	21	21
Net cash related to discontinued operations	—	—	—

Change in cash and cash equivalents	€—	€—	€—

      For the year ended December 31, 2004:

	Year Ended December 31, 2004

		Cegetel SAS:
		operations for the	VUE: operations
		year ended	from January 1 to
		December 31,	May 11,
	IFRS	2004	2004		US GAAP

	(In millions of euros)
Net cash provided by operating activities	€—	€150	€400		€550
Net cash provided by (used for) investing activities	—	(159)	(544)		(703)
Net cash provided by (used for) financing activities	—	20	144	(a)	164
Net cash related to discontinued operations	11	(11)	—		—

Change in cash and cash equivalents	€11	€—	€—		€11

(a)	Including foreign currency translation adjustments in the amount of €48 million.

34.5.	Business combinations, goodwill and impairment

34.5.1	Repurchase of minority interests

—	Under IFRS, in the absence of any specific rules governing the repurchase of minority interests, Vivendi freezes the values of identifiable assets acquired and liabilities assumed at the date the control is obtained. Upon the acquisition of an additional interest in the subsidiary, Vivendi recognizes the difference between the purchase cost and the net book value of minority interests acquired as goodwill.

—	Under US GAAP, the incremental portion of identifiable assets acquired and liabilities assumed is recorded at fair value, with any excess of purchase cost being allocated to goodwill.

34.5.2	Impairment of long-lived assets
      As required under both IFRS and US GAAP, Vivendi reviews the carrying value of long-lived assets, including goodwill, other intangible assets, and property, plant and equipment, for impairment purposes at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable.
      However, asset impairment tests are subject to different provisions pursuant to IAS 36 under IFRS, SFAS 142 with respect to goodwill and other intangible assets with indefinite life and SFAS 144 with respect to other intangible assets and property, plant and equipment under US GAAP:

—	The US GAAP reporting unit may be at a higher level than an IFRS cash generating unit, as US GAAP has a “top down” approach in determining an entity’s reporting units as opposed to IFRS “bottom up” approach in determining a cash generating unit. Moreover, indefinite life intangible assets are tested for impairment separately under SFAS 142 and not as part of a reporting unit. Under IAS 36, indefinite life intangible assets are generally tested for impairment as part of a single cash-generating unit or a group of cash-generating units. The application by Vivendi of IAS 36 principles leads to no effective reconciling item.

—	Under IAS 36, recoverable value of each of the Group’s operating units is compared to the carrying amount of the corresponding assets (including goodwill) and recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the group of assets.

—	SFAS 142 requires a two step-approach to perform impairment test for goodwill. Step one involves comparing the fair value of the reporting unit to its carrying value. This permits the identification of a potential impairment. Step two permits the determination of the amount of the goodwill impairment.

The entity is required to allocate the fair value of the reporting unit among the fair values of all the assets and liabilities in the reporting unit as if it had just been acquired a business combination. The residual goodwill arising from this exercise is the implied fair value of the goodwill and is compared with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds its implied fair value, then it is written down to the implied fair value. IAS 36 principles applied by Vivendi are described above.

—	US GAAP do not permit the reversal of any impairment losses. Under IFRS, impairment losses recognized in respect of long-lived assets (other than goodwill) may be reversed in a later period if the recoverable amount becomes greater than the carrying amount, within the limit of impairment losses previously recognized.

      Under US GAAP, Vivendi adopted SFAS 142 effective January 1, 2002.

—	Upon adoption of the new standard, Vivendi completed its initial review for impairment, which required the allocation of goodwill and other intangible assets to various reporting units. The fair value of each reporting unit was compared to its carrying value to identify a potential impairment. When the fair value of the reporting unit was less than its carrying value, an impairment loss was recognized to the extent that the fair value of goodwill and other intangible assets within the reporting unit was less than its carrying value. Fair value of goodwill and other intangible assets was determined using a discounted cash flow analysis, supported by a market approach, reviewed by third-party appraisers. The total impairment resulting from the adoption of SFAS 142 was approximately €17.1 billion, which was recorded as a cumulative effect of a change in accounting principle in the first quarter of 2002. This loss primarily reflected the continued deterioration of the economy since December 2001, as well as the resulting decline in value of some media and telecom assets, which had occurred since the Vivendi, Seagram and Canal+ merger was announced in June 2000, combined with the impact of the increase in the future financing cost due to the Company’s liquidity issues in 2002.

—	As of October 1, 2002, Vivendi performed its annual impairment review. In accordance with SFAS 142, the total impairment resulting from this annual impairment review of goodwill was approximately €16.1 billion, which was recorded as a charge in US GAAP earnings attributable to equity holders of the parent as of December 31, 2002. Fair value of other intangibles was determined using a discounted cash flow analysis, supported by a market approach, reviewed by third-party appraisers.

—	In the fourth quarter of 2003, Vivendi performed its annual impairment review using the same methods. As a result, a €1,155 million impairment was recorded in US GAAP earnings attributable to equity holders of the parent as of December 31, 2003.

—	In 2004, given the developments surrounding the ownership of the Elektrim Telekomunikacja (Telco) stake into PTC (please refer to Note 2.3. “Telco/PTC”), the carrying value of this investment was fully impaired in the US GAAP consolidated statement of financial position, as it has been in the primary GAAP consolidated statement of financial position since December 31, 2002. In 2001, the impairment related to Telco recognized under primary GAAP included an accrual for contingent losses (€300 million) that did not meet the FAS 5 criteria for accrual and therefore was not taken into account under US GAAP. No other material impairment losses were recognized as of December 31, 2004.

—	In 2005, no material impairment losses were recognized in the US GAAP consolidated statement of earnings.
      In addition, when there is a risk of impairment of long-lived assets (other than goodwill and other intangible assets with indefinite life), SFAS 144 covers the impairment testing under US GAAP. The carrying value of the asset is compared with the sum of the entity’s projected undiscounted cash flows. If the carrying amount exceeds this sum, then an impairment charge is recognized for the difference between the carrying amount and the asset’s fair value. IAS 36 requires to compare the carrying amount of the asset with its recoverable amount (defined as the higher of value in use and fair value less costs to sell). Value in use is the present value calculation of the entity’s projected discounted cash flows.
      Valuation procedures implemented and assumptions made to assess the fair value of reporting units are summarized in Notes 1.3.5.6. “Asset impairment” and 9.3. “Impairment of goodwill test”.

34.5.3	Goodwill amortization

—	Under IFRS, in accordance with IFRS 3, goodwill is not amortized from January 1, 2004.

—	Under US GAAP, pursuant to SFAS 142, goodwill is not amortized from January 1, 2002, although goodwill arising from business combinations consummated after July 1, 2001 had not been amortized. This timing difference resulted in differences in book value of goodwill.

34.5.4	Detailed reconciliation impacts on the statement of financial position as of December 31, 2005 and December 31, 2004

As of December 31, 2005

		Acquisition of
		16% of	Change in estimates			Total impact on
	Acquisition of	Maroc	of uncertainties			US GAAP
	26% of SFR	Telecom	related to income			statement of
	(2003)	(2005)	taxes in business	Other		financial
Format compliant with IFRS	(a)	(a)	combinations	differences		position

	(In millions of euros)
Please refer to the paragraph mentioned	34.5.5	34.5.6	34.10.2
ASSETS
Goodwill	€(700)	€(151)	€(287)	€67		€(1,071)
Non current content assets	—	—	—	226	(b)	226
Other intangible assets	914	231	—	7		1,152
Investments in equity affiliates	—	—	—	(194	)(c)	(194)
Other non current assets	88	—	—	(20)		68

Non current assets	302	80	(287)	86		181

Current content assets	—	—	—	—		—
Other current assets	—	—	—	—		—
Cash and cash equivalents	—	—	—	—		—

	—	—	—	—		—
Assets held for sale	—	—	—	—		—

Current assets	—	—	—	—		—

TOTAL ASSETS	€302	€80	€(287)	€86		€181

		Acquisition of
		16% of	Change in estimates		Total impact on
	Acquisition of	Maroc	of uncertainties		US GAAP
	26% of SFR	Telecom	related to income		statement of
	(2003)	(2005)	taxes in business	Other	financial
Format compliant with IFRS	(a)	(a)	combinations	differences	position

	(In millions of euros)
EQUITY AND LIABILITIES
Equity, attributable to equity holders of the parent	(27)	(1)	(283)	(221)	(532	)(d)
Minority interests	—	—	(4)	226	222
Long-term borrowings and other financial liabilities	—	—	—	—	—
Other non current liabilities	329	81	—	81	491

Non current liabilities	329	81	—	81	491

Short-term borrowings and other financial liabilities	—	—	—	—	—
Other current liabilities	—	—	—	—	—

Liabilities associated with assets held for sale	—	—	—	—	—

Current liabilities	—	—	—	—	—

Total liabilities	329	81	—	81	491

TOTAL EQUITY AND LIABILITIES	€302	€80	€(287)	€86	€181

As of December 31, 2004

				Total impact on
	Acquisition of			US GAAP
	26% of SFR	Other		statement of
Format compliant with IFRS	(2003)(a)	differences		financial position

	(In millions of euros)
Please refer to the paragraph mentioned	34.5.5
ASSETS
Goodwill	€(700)	€147		€(553)
Non current content assets	—	249	(b)	249
Other intangible assets	914	—		914
Investments in equity affiliates	—	(192	)(c)	(192)
Other non current assets	88	(20)		68

Non current assets	302	184		486

Current content assets	—	—		—
Other current assets	—	—		—
Cash and cash equivalents	—	—		—

	—	—		—
Assets held for sale	—	45		45

Current assets	—	45		45

TOTAL ASSETS	€302	€229		€531

			Total impact on
	Acquisition of		US GAAP
	26% of SFR	Other	statement of
Format compliant with IFRS	(2003)(a)	differences	financial position

	(In millions of euros)
EQUITY AND LIABILITIES
Equity, attributable to equity holders of the parent	(27)	(101)	(128	)(e)
Minority interests	—	217	217
Long-term borrowings and other financial liabilities	—	—	—
Other non current liabilities	329	86	415

Non current liabilities	329	86	415

Short-term borrowings and other financial liabilities	—	—	—
Other current liabilities	—	—	—

	—	—	—
Liabilities associated with assets held for sale	—	27	27

Current liabilities	—	27	27

Total liabilities	329	113	442

TOTAL EQUITY AND LIABILITIES	€302	€229	€531

(a)	Corresponding to the gross impact of the allocation of the cost of acquisition of a 26% interest in SFR and a 16% interest in Maroc Telecom, respectively. The amortization of the recognized intangible assets is disclosed in Note 34.6.2.

(b)	Corresponding to the difference in net book value of UMG publishing rights. A €270 million impairment charge was recognized under primary GAAP as of December 31, 2003. This impairment charge did not meet the criteria of SFAS 144, resulting in a difference in the carrying value of the publishing rights in US GAAP. Since January 1, 2004, this difference has been reduced by the supplemental amortization charge recognized under US GAAP. As of December 31, 2005 and December 31, 2004, the remaining balance of this difference amounted to €226 million and €249 million, respectively.

(c)	Corresponding essentially to a difference in the carrying value of the 20% interest in NBC Universal, resulting from the difference in the amount of impairment of goodwill losses recognized with respect to VUE between primary GAAP and US GAAP.

(d)	Including tax effects for -€443 million that are reported in the “tax effect” line item of the reconciliation of equity attributable to Vivendi SA shareholders to US GAAP as of December 31, 2005 (please refer to Note 34.2.2, above). Excluding those tax effects, the reconciling impact on shareholders’ equity amounted to -€89 million, as reported in Note 34.2.2.

(e)	Including tax effects for -€348 million that are reported in the “tax effect” line item of the reconciliation of equity attributable to Vivendi SA shareholders to US GAAP as of December 31, 2004 (please refer to Note 34.2.2, above). Excluding those tax effects, the reconciling impact on shareholders’ equity amounted to €220 million, as reported in Note 34.2.2.
34.5.5 Purchase of the 26% interest in SFR (2003)
      In January 2003, Vivendi purchased BT Group’s 26% interest in SFR.

—	Under IFRS, the final amount of goodwill recognized (€3,121 million) corresponds to the excess of the acquisition cost (€4,011 million) over the carrying amount of the acquired minority interests (€890 million).

—	Under US GAAP, the incremental portion of identifiable assets acquired and liabilities assumed was recorded at fair value, with any excess of the acquisition cost being allocated to goodwill. The allocation of the purchase price (€4,011 million) is set forth in the table below:

26% interest in SFR

(In millions of euros)
Net assets acquired (26% interest)	€917
SFR trade name	264
Customer relationship	650
Deferred tax assets	88
Deferred tax liabilities	(329)
Goodwill	2,421

Purchase price	€4,011

      The SFR trade name has been recognized based on the discounted value of cost savings equal to royalties which would have been payable to third parties for the use of the trade name, had the Company not owned such trade name. The customer relationship has been valued on the basis of both the acquisition cost of new customers at the date of the transaction and the discounted value of expected revenues attributable to the customers existing at the date of the acquisition. This customer relationship is amortized over periods ranging from 3 to 5 years. The related charge amounted to €147 million in 2005 and 2004. In addition, a deferred tax liability has been recognized against both SFR trade name and the customer relationship, which had a positive impact on goodwill. The excess of the total consideration paid over the fair value of the net assets acquired was recorded as goodwill.
      In addition, as required by SFAS 109, a deferred tax asset has been recognized in the amount of 26% for all tax savings recognized by SFR since the purchase date, thus decreasing goodwill and reducing net income by the same amount.
34.5.6 Acquisition of 16% of the share capital of Maroc Telecom (January 2005)
      The Kingdom of Morocco and Vivendi signed on November 18, 2004 a share purchase agreement with a firm commitment for Vivendi to purchase 16% of the share capital of Maroc Telecom from the Kingdom of Morocco for a consideration of €1,100 million. The transaction was completed on January 4, 2005.

—	Under IFRS, the final amount of goodwill recognized (€844 million) corresponds to the excess of the acquisition cost (€1,112 million) over the carrying amount of the acquired minority interests (€268 million).

—	Under US GAAP, the incremental portion of identifiable assets acquired and liabilities assumed was recorded at fair value, with any excess of the acquisition cost being allocated to goodwill. The allocation of the purchase price (€1,112 million) is set forth in the table below:

16% interest in Maroc Telecom

(In millions of euros)
Net assets acquired (16% interest)	€269
Licenses	101
Customer relationships	130
Deferred tax liabilities	(81)
Goodwill	693

Purchase price	€1,112

      The customer relationships have been valued on the basis of the discounted value of expected revenues attributable to the customers existing at the date of the acquisition. These customer relationships are amortized over periods ranging from 6 to 7 years. The mobile license is amortized over 11 years. The related amortization charges amounted to €31 million in 2005. In addition, a deferred tax liability has been recognized in connection with both licenses and customer relationships against goodwill. The excess of the total consideration paid over the fair value of net assets acquired was recorded as goodwill.

34.6. Intangible assets
34.6.1 Sport broadcasting rights

—	Under IFRS, pursuant to IAS 38, an intangible asset is recognised if, and only if: (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and (b) the cost of the asset can be measured reliably. The assessment of the probability of expected future economic benefits is performed using reasonable and supportable assumptions that reflect management’s best estimate of the set of economic conditions that will exist over the useful life of the asset. With regards to sport broadcasting rights, those conditions are considered to be met. Where contracts provide for sports rights for multiple games over one season, those conditions are generally considered to be met for the entire season. Sport broadcasting rights acquired are reported as off-balance sheet commitments upon signing of the broadcasting agreement. They are recorded in the statement of financial position, classified as content assets, at their acquisition cost, on the opening of the broadcasting period of the related sport season or upon the first payment. They are expensed as they are broadcast. Expenses relating to sport broadcasting rights are included in the cost of revenues.

—	Under US GAAP, pursuant to SFAS 63, a licensee reports an asset and a liability for the rights acquired and obligations incurred under a broadcasting license agreement when the license period begins and all of the following conditions have been met: (a) the cost of each program is known or reasonably determinable; (b) the program material has been accepted by the licensee in accordance with the conditions of the licensee agreement; and (c) the program is available for its first showing or telecast. Under US GAAP, as under IFRS, sport broadcasting rights acquired are reported as off-balance sheet commitments upon signing of the broadcasting agreement. However, such rights are recorded in the statement of financial position, classified as content assets, at their acquisition cost, when they are available for transmission. Similar to IFRS, these rights are expensed as they are broadcast and included in cost of revenues.

34.6.2	Detailed reconciliation impacts on the statement of financial position as of December 31, 2005 and December 31, 2004

As of December 31, 2005

		Amortization of
		intangible assets
		recognized in	Total impact on
		purchase price	US GAAP
	Sport	allocation of SFR	statement of
	broadcasting	and Maroc	financial
Format compliant with IFRS	rights	Telecom	position

	(In millions of euros)
Please refer to the paragraph mentioned	34.6.1	34.5.5 & 34.5.6
ASSETS
Goodwill	€—	€—	€—
Non current content assets	—	—	—
Other intangible assets	—	(464)	(464)
Investments in equity affiliates	—	—	—
Other non current assets	(4)	(88)	(92)

Non current assets	(4)	(552)	(556)

Current content assets	(346)	—	(346)
Other current assets	(68)	—	(68)
Cash and cash equivalents	—	—	—

	(414)	—	(414)
Assets held for sale	—	—	—

Current assets	(414)	—	(414)

TOTAL ASSETS	€(418)	€(552)	€(970)

EQUITY AND LIABILITIES
Equity, attributable to equity holders of the parent	4	(378)	(374	)(a)
Minority interests	5	—	5
Long-term borrowings and other financial liabilities	—	—	—
Other non current liabilities	—	(174)	(174)

Non current liabilities	—	(174)	(174)

Short-term borrowings and other financial liabilities	—	—	—
Other current liabilities	(427)	—	(427)

	(427)	—	(427)
Liabilities associated with assets held for sale	—	—	—

Current liabilities	(427)	—	(427)

Total liabilities	(427)	(174)	(601)

TOTAL EQUITY AND LIABILITIES	€(418)	€(552)	€(970)

(a)	Including tax effects for €81 million that are reported in the “tax effect” line item of the reconciliation of equity attributable to Vivendi SA shareholders to US GAAP as of December 31, 2005 (please refer to Note 34.2.2, above). Excluding those tax effects, the reconciling impact on shareholders’ equity amounted to -€455 million, as reported in Note 34.2.2.

As of December 31, 2004

		Amortization of		Total impact on
		intangible assets		US GAAP
	Sport	recognized in		statement of
	broadcasting	purchase price	Other	financial
Format compliant with IFRS	rights	allocation of SFR	differences	position

	(In millions of euros)
Please refer to the paragraph mentioned	34.6.1	34.5.5
ASSETS
Goodwill	€—	€—	€—	€—
Non current content assets	—	—	—	—
Other intangible assets	—	(285)	5	(280)
Investments in equity affiliates	—	—	—	—
Other non current assets	—	(88)	(2)	(90)

Non current assets	—	(373)	3	(370)

Current content assets	(161)	—	—	(161)
Other current assets	(31)	—	—	(31)
Cash and cash equivalents	—	—	—	—

	(192)	—	—	(192)
Assets held for sale	—	—	—	—

Current assets	(192)	—	—	(192)

TOTAL ASSETS	€(192)	€(373)	€3	€(562)

EQUITY AND LIABILITIES
Equity, attributable to equity holders of the parent	—	(264)	3	(261	)(a)
Minority interests	—	—	—	—
Long-term borrowings and other financial liabilities	—	—	—	—
Other non current liabilities	—	(109)	—	(109)

Non current liabilities	—	(109)	—	(109)

Short-term borrowings and other financial liabilities	—	—	—	—
Other current liabilities	(192)	—	—	(192)

	(192)	—	—	(192)
Liabilities associated with assets held for sale	—	—	—	—

Current liabilities	(192)	—	—	(192)

Total liabilities	(192)	(109)	—	(301)

TOTAL EQUITY AND LIABILITIES	€(192)	€(373)	€3	€(562)

(a)	Including tax effects for €19 million that are reported in the “tax effect” line item of the reconciliation of equity attributable to Vivendi SA shareholders to US GAAP as of December 31, 2004 (please refer to Note 34.2.2, above). Excluding those tax effects, the reconciling impact on shareholders’ equity amounted to -€280 million, as reported in Note 34.2.2.

34.7.	Financial Instruments

34.7.1	Commitments to purchase minority interests

—	Under IFRS, commitments granted by Vivendi to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration. These purchase commitments may be conditional (e.g. put options) or firm (e.g. forward purchase contract). In the absence of guidance provided by IFRS 3 on business combinations and pending publication of an IASB/IFRIC interpretation, Vivendi records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration, and the subsequent change in this present value (with the exception of the undiscounting effect or expected losses) through goodwill.

—	Under US GAAP (SFAS 150), a financial instrument mandatorily redeemable in cash or against any other assets issued after June 15, 2003 must be recorded as a liability (or as an asset in some cases). Commitments granted by Vivendi to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests are considered as such. Except for share purchase agreement in the form of a firm commitment (e.g. forward purchase contract), their fair market value is generally estimated to be nil. However, any potential losses expected to be incurred upon the exercise of put options correspond to the negative fair value of the options, which are recorded through income and classified as financial liabilities in the statement of financial position under US GAAP.

34.7.2	Financial instruments with characteristics of both liabilities and equity
      Certain financial instruments comprise a liability and an equity component.

—	Under IFRS, the various components of these instruments are accounted for in borrowings and other financial liabilities and in equity, according to their classification under IAS 32. The component classified as borrowings and other financial liabilities is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument having similar characteristics (maturity, cash flows) except for the option for conversion or redemption in shares. The component classified as equity is defined as the difference between the fair value of the instrument and the fair value of the financial liability component.

—	Under US GAAP (SFAS 150), the financial instruments mandatorily redeemable in cash or against any other assets issued after June 15, 2003 must be recorded as a liability (or as an asset in some cases).

34.7.3	Detailed reconciliation impacts on the statement of financial position as of December 31, 2005 and December 31, 2004

As of December 31, 2005

			Total impact on
			US GAAP
	Put options to		statement of
	purchase minority	Other	financial
Format compliant with IFRS	interests	differences	position

	(In millions of euros)
Please refer to the paragraph mentioned	34.7.4
ASSETS
Goodwill	€(57)	€—	€(57)
Non current content assets	—	—	—
Other intangible assets	—	—	—
Investments in equity affiliates	—	—	—
Other non current assets	—	—	—

Non current assets	(57)	—	(57)

Current content assets			—
Other current assets	—	(6)	(6)
Cash and cash equivalents	—	—	—

	—	(6)	(6)
Assets held for sale	—	—	—

Current assets	—	(6)	(6)

TOTAL ASSETS	€(57)	€(6)	€(63)

EQUITY AND LIABILITIES
Equity, attributable to equity holders of the parent	(6)	(5)	(11)
Minority interests	(3)	—	(3)
Long-term borrowings and other financial liabilities	—	—	—
Other non current liabilities	6	(1)	5

Non current liabilities	6	(1)	5

Short-term borrowings and other financial liabilities	(55)	—	(55)
Other current liabilities	1	—	1

	(54)	—	(54)
Liabilities associated with assets held for sale	—	—	—

Current liabilities	(54)	—	(54)

Total liabilities	(48)	(1)	(49)

TOTAL EQUITY AND LIABILITIES	€(57)	€(6)	€(63)

                  As of December 31, 2004

				Total impact on
				US GAAP
	Put options to	ORA		statement of
	purchase	(November	Other	financial
Format compliant with IFRS	minority interests	2005)	differences	position

	(In millions of euros)
Please refer to the paragraph mentioned	34.7.4	34.7.5
ASSETS
Goodwill	€(129)	€—	€—	€(129)
Non current content assets	—	—	—	—
Other intangible assets	—	—	—	—
Investments in equity affiliates	—	—	—	—
Other non current assets	—	—	—	—

Non current assets	(129)	—	—	(129)

Current content assets	—	—	—	—
Other current assets	—	70	(4)	66
Cash and cash equivalents	—	—	—	—

	—	70	(4)	66
Assets held for sale	—	—	—	—

Current assets	—	70	(4)	66

TOTAL ASSETS	€(129)	€70	€(4)	€(63)

EQUITY AND LIABILITIES
Equity, attributable to equity holders of the parent	(6)	(930)	(4)	(940)
Minority interests	106	—	—	106
Long-term borrowings and other financial liabilities	(231)	—	—	(231)
Other non current liabilities	—	1,000	—	1,000

Non current liabilities	(231)	1,000	—	769

Short-term borrowings and other financial liabilities	(3)	—	—	(3)
Other current liabilities	5	—	—	5

	2	—	—	2
Liabilities associated with assets held for sale	—	—	—	—

Current liabilities	2	—	—	2

Total liabilities	(229)	1,000	—	771

TOTAL EQUITY AND LIABILITIES	€(129)	€70	€(4)	€(63)

34.7.4	Analysis of the commitments to purchase minority interests
      Under IFRS, the impacts of commitments to purchase minority interests on the IFRS statement of financial position were as follows:
      As of December 31, 2005:

•	a €108 million increase in financial liabilities (with €39 million allocated to long-term financial liabilities and €69 million to short-term financial liabilities), with respect to put options granted to various third parties by the Canal+ Group;

•	principally against a €3 million increase of minority interests and a €57 million increase of goodwill.

      As of December 31, 2004:

—	a €417 million increase in financial liabilities (with €414 million allocated to long-term financial liabilities and €3 million to short-term financial liabilities), with put options granted to SNCF on 35% of the share capital of Cegetel SAS for €304 million and to various third parties by the Canal+ Group for €113 million;

—	principally against a €106 million reduction of minority interests and a €129 million increase in goodwill.
      Under US GAAP, the negative fair value of the put options was recognized as financial liabilities for €53 million and €183 million as of December 31, 2005 and December 31, 2004, respectively.

34.7.5	ORA November 2005

—	Under IFRS, the notes mandatorily redeemable for new shares of Vivendi issued in November 2002 and redeemed in November 2005 were recognized in additional paid in capital at nominal value (€1,000 million). Due to the advance payment of interest in full on issuance (i.e. €233 million), the liability component was nil. Issuance costs and prepaid interest were deducted from reserves.

—	Under US GAAP, these notes were recorded as a liability for €1,000 million. However, the Company separated these notes from other components of the Company’s debt since the extinguishment of the notes did not require the transfer or use of the Company’s assets unlike the Company’s other debt. The related interests were recognized in the interest item in the statement of earnings (for €70 million in 2005 and €78 million in 2004).

34.8.	Employee benefit plans
      With regards to employee benefit plans, the IFRS accounting principles applied by Vivendi are described in Note 1.3.9 to the Consolidated Financial Statements. No major differences have been identified between IFRS and US GAAP principles as applied by Vivendi, with the exception of the following reconciling items, which arise from the provisions described hereunder, particularly the effect of the first time adoption of IFRS as of January 1, 2004.

34.8.1	Unrecognized actuarial gains and losses

—	Under IFRS, in accordance with the provisions of IFRS 1, Vivendi recorded unrecognized actuarial gains and losses against consolidated equity as of January 1, 2004.

—	Under US GAAP, those actuarial gains and losses are recognized over the average remaining working lives of the employees.

34.8.2	Recognition of a plan asset

—	US GAAP require the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported, i.e. the minimum liability adjustment. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction in shareholders’ equity, net of tax. US GAAP do not permit the recognition of an asset if the fair value of the plan assets is less than the accumulated benefit obligation.

—	Under IFRS, there is no such requirement.

34.8.3	Pension past service costs

—	Under IFRS, in accordance with IAS 19, pension past service costs are spread over the average remaining service period of employees covered by the plan. In accordance with the provisions of

IFRS 1, on January 1, 2004, Vivendi recorded unrecognized past service costs related to retirees against consolidated equity.

—	Under US GAAP, pension past service costs are spread over the expected average residual life of employees covered by the plan.

34.8.4	Classification of the financial component of the cost of employee benefit plans

—	Under IFRS, in accordance with IAS 19, Vivendi decided to record the financial component of the cost of employee benefit as a financial charge or income. The financial component of this cost is comprised of the undiscounting effect of the benefit obligation and of the expected return on plan assets. This presentation leads to an improvement in earnings from operations due to a decline in financial charges of the same amount. This presentation has no impact on the earnings attributable to equity holders of the parent.

—	Under US GAAP, the entire cost of employee benefits is accounted for as a charge recorded in earnings from operations.
      Net accruals in the accompanying consolidated statement of financial position under IFRS (please refer to Note 21 “Employee benefit as of December 31, 2005 and December 31, 2004”) and US GAAP can be compared as follows:

	Pension		Postretirement
	Benefits		Benefits

	2005	2004	2005	2004

	(In millions of euros)
IFRS net accrued liability in Consolidated Financial Statements	€(473)	€(541)	€(216)	€(194)
Impact of the differences described above	304	299	51	47

US GAAP net accrued liability recognized	€(169)	€(242)	€(165)	€(147)
Minimum liability adjustment	(353)	(312)	—	—

US GAAP net accrued liability	€(522)	€(554)	€(165)	€(147)

of which
Prepaid benefit cost	31	24	—	—
Accrued benefit liability	(553)	(578)	(165)	(147)
      Net periodic pension costs and other post-retirement benefit costs under IFRS and US GAAP for the years ended December 31, 2005 and December 31, 2004 include the following components:

IFRS

	Pension		Postretirement
	Benefits		Benefits

	2005	2004	2005	2004

	(In millions of euros)
Service cost	€15	€27	€—	€1
Interest cost	64	72	11	11
Expected return on plan assets	(40)	(46)	—	—
Amortization of prior service costs	2	1	—	—
Amortization of actuarial gains and losses	1	6	—	—
Curtailments/settlements and special termination benefits	5	(21)	—	—
Write-off of prepaid on multi-employer scheme overtime	—	—	—	—

Net benefit cost	€47	€39	€11	€12

IFRS to US GAAP

	Pension		Postretirement
	Benefits		Benefits

	2005	2004	2005	2004

	(In millions of euros)
Service cost	€—	€—	€—	€—
Interest cost	—	—	—	—
Expected return on plan assets	—	—	—	—
Amortization of prior service costs	1	1	(1)	(1)
Amortization of actuarial gains and losses	17	21	3	3
Curtailments/settlements and special termination benefits	6	45	—	—
Write-off of prepaid on multi-employer scheme overtime	—	—	—	—

Net benefit cost	€24	€67	€2	€2

US GAAP

	Pension		Postretirement
	Benefits		Benefits

	2005	2004	2005	2004

	(In millions of euros)
Service cost	€15	€27	€—	€1
Interest cost	64	72	11	11
Expected return on plan assets	(40)	(46)	—	—
Amortization of prior service costs	3	2	(1)	(1)
Amortization of actuarial gains and losses	18	27	3	3
Curtailments/settlements and special termination benefits	11	24	—	—
Write-off of prepaid on multi-employer scheme overtime	—	—	—	—

Net benefit cost	€71	€106	€13	€14

34.9.	Share-based compensation
      The grant of stock options under stock option plans and subscription offers in group savings plans represents a benefit given to management, employees and retirees and constitutes an additional compensation expense borne by Vivendi.

—	Under IFRS, this is valued at the fair value of the Vivendi shares or equity derivatives issued. In the case of stock options granted to management or employees, the compensation expense is equal to the value of the option at grant date, measured by using a binomial model. In the case of increases in capital reserved for employees and retirees within the group savings plan, the compensation expense is equal to the discount on the subscription price, being equal to the difference between the share subscription price and the share price at the grant date (a maximum discount of 20% under French law). This deferred compensation is amortized to earnings over the vesting period.

—	Under US GAAP, plans that sell or grant common shares or stock options to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a stock purchase plan is deemed to be compensatory, compensation arising from such plan is measured based on the intrinsic value of the shares sold or options granted to employees. If a stock option plan is deemed to be compensatory, the compensation expense is calculated as the difference between the fair value of the stock at the grant date and the strike price. The compensation expense for compensatory share-based compensation plans is generally recognized over the vesting period. Vivendi accounts for its stock compensation arrangements under the intrinsic value method in accordance with Accounting Principles Board (APB) opinion No 25, Accounting for stock issued to employees, and FASB interpretation No 44, Accounting for Certain Transactions Involving Stock Compensation. The Company has adopted the disclosure-only provisions of FASB Statement No 123, Accounting for Share-based Compensation. If Vivendi had elected to recognize a compensation expense for the granting of options under stock option plans based on the fair value at the grant date consistent with the methodology prescribed by Statement No 123, earnings attributable to equity holders of the parent and earnings attributable to equity holders of the parent per share would have been reported at the following pro forma amounts.

	Year Ended
	December 31,

	2005	2004

	(In millions of
	euros, except per
	share amount)
Net earnings under US GAAP as reported	€2,571	€2,921
Add: Share based employee compensation expense included in reported net earnings, net of related tax effects	3	13
Deduct: Total share based employee compensation expense determined using the fair value method for all awards, net of related tax effects	(48)	(91)

Pro forma net earnings under US GAAP	€2,526	€2,843

Basic net earnings per share
As reported	€2.39	€2.73
Pro forma	€2.34	€2.65
Diluted net earnings per share
As reported	€2.28	€2.61
Pro forma	€2.24	€2.54
      The employee stock option plans are described in Note 19 “Share-based compensation for the year ended December 31, 2005 and 2004”. The compensation cost recorded in connection with the employee stock option plans was €3 million and €13 million for the years ended December 31, 2005 and 2004, respectively.

34.10.	Deferred taxes
      With regards to deferred taxes, the IFRS accounting principles applied by Vivendi are described in Note 1.3.10 to the Consolidated Financial Statements. No major differences have been identified between IFRS and US GAAP principles applicable to Vivendi, with the exception of the differences described hereunder.

34.10.1	Adjustment of deferred tax assets originally not accounted for in a business combination

—	Under IFRS, pursuant to IAS 12, when an acquirer did not recognise deferred tax assets of the acquiree as identifiable assets at the date of a business combination and those deferred tax assets are subsequently recognised by the acquirer, the resulting deferred tax income is recognised in the income statement. In addition, the acquirer:

(a) adjusts the gross carrying amount of the goodwill and the related accumulated amortization to the amounts that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the business combination; and

(b) recognizes the reduction in the net carrying amount of the goodwill as an expense.

—	Under US GAAP, to the extent that an acquired tax benefit was not recognized (i.e. valuation allowance was established) at the acquisition date, when subsequently recognized, it first reduces goodwill and then other non current assets. Once these assets are reduced to zero, the benefit is included in income as a reduction of income tax expense.

—	In 2005, under IFRS, a tax benefit of €48 million was credited to income upon recognition of deferred tax assets originally not accounted for in prior business combinations. This benefit was offset by a reduction of goodwill recorded as an expense for the same amount. Under US GAAP, this tax benefit was credited to goodwill for €48 million, hence no reconciling difference was generated on the statement of financial position.

—	In 2004, no material reconciling difference was generated.

34.10.2	Changes in estimates of uncertainties related to income taxes in a business combination

—	Under IFRS, pursuant to IAS 12, adjustments resulting from the post-acquisition changes in estimates of income tax uncertainties existing or arising at the time of a business combination are recognized in the income statement.

—	Under US GAAP, such adjustments reduce or increase goodwill. If goodwill is eliminated, any remaining adjustment should be applied first to reduce to nil other identifiable non current assets related to the acquisition and then to income.

—	In 2005, under IFRS, a tax benefit of €273 million was credited to income due to adjustments resulting from changes in estimates of income tax uncertainties, whereas under US GAAP, those adjustments were credited to goodwill, which generated a reconciling difference of €287 million (after taking into account the related foreign currency translation adjustment for €14 million) on the statement of financial position.

—	In 2004, no material reconciling difference was generated.

34.10.3	Changes in deferred taxes originally charged or credited to equity
      The tax effects of items charged or credited directly to equity during the current year are allocated directly to equity. A deferred tax item originally recognized by a charge or credit to shareholders’ equity may change either from changes in assessments of recovery of deferred tax assets or from changes in tax rates, laws or other measurement attributes.

—	Under IFRS, consistent with the initial treatment, IAS 12 requires that the resulting change in deferred taxes be charged or credited directly to equity.

—	Under US GAAP, FAS 109 requires allocation of the resulting change in deferred taxes to continuing operations, i.e. in the statement of earnings.

—	In 2005, €48 million were credited to equity under IFRS, and to tax income under US GAAP.

—	In 2004, no material reconciling difference was generated.

34.11.	Other

34.11.1	Restructuring reserve
      A restructuring provision is recognized:

—	Under IFRS, if a detailed formal plan is announced or implementation of such a plan has started, a constructive obligation to restructure being arisen;

—	Under US GAAP, when a transaction or event occurs that leaves an entity little or no discretion to avoid the future transfer or use of assets to settle the liability; an exit or disposal plan, by itself, does not create a present obligation to others for costs expected to be incurred under the plan.
      As such:

—	a “voluntary measure” restructuring provision is based, under IFRS on the number of employees that could accept the plan, whereas under US GAAP it is based on the number of employees that have accepted the plan;

—	a provision for rental costs of vacant location is recognized, under IFRS when it is probable that the location will be vacant, whereas under US GAAP when employees have left the location.
      The reconciliation of the IFRS and US GAAP restructuring reserve is as follows:

	December 31,

	2005	2004

	(In millions
	of euros)
IFRS restructuring reserve:	73	124
Adjustments to US GAAP
Maroc Telecom voluntary departure plan	—	(14)
Reorganisation of Cegetel’s network and service departments	—	(8)
Other	(2)	(5)

US GAAP restructuring reserve	€71	€97

34.12.	Other disclosure required under US GAAP and SEC regulations

34.12.1	US GAAP goodwill as of December 31, 2005 and December 31, 2004
      The change in the carrying value of goodwill for the year ended December 31, 2005 was as follows:

				Change in
				foreign currency
	Goodwill as of		Changes in	translation	Goodwill as of
	December 31,	Impairment	Consolidation	adjustments	December 31,
	2004	losses	Scope	and other	2005

	(In millions of euros)
Universal Music Group	€3,301	€(2)	€—	€147	€3,446
Vivendi Games	83	—	37	19	139
Canal+ Group	3,781	3	62	—	3,846
SFR	3,650	—	58	5	3,713
Maroc Telecom	1,655	—	(174)	43	1,524
Non core operations	—	—	—	—	—

Total	€12,470	€1	€(17)	€214	€12,668

34.12.2	US GAAP content assets as of December 31, 2005 and December 31, 2004

	Content	Accumulated
	assets,	amortization and	Content
December 31, 2005	gross	impairment losses	assets

	(In millions of euros)
Music catalogs and publishing rights	€5,350	€(3,135)	€2,215
Advances to artists and repertoire owners	366	—	366
Sports rights	9	—	9
Film and television costs	3,697	(3,188)	509
Games advances	185	(152)	33

Content assets	€9,607	€(6,475)	€3,132

Deduction of current content assets	(637)	193	(444)

Non current content assets	€8,970	€(6,282)	€2,688

	Content	Accumulated
	assets,	amortization and	Content
December 31, 2004	gross	impairment losses	assets

	(In millions of euros)
Music catalogs and publishing rights	€4,693	€(2,534)	€2,159
Advances to artists and repertoire owners	321	—	321
Sports rights	26	—	26
Film and television costs	3,529	(2,972)	557
Games advances	155	(120)	35

Content assets	€8,724	€(5,626)	€3,098

Deduction of current content assets	(568)	150	(418)

Non current content assets	€8,156	€(5,476)	€2,680

      Further details with respect to film and television costs are provided in the Note 10.1 “Content assets as December 31, 2005 and December 31, 2004”.

34.12.3	US GAAP other intangible assets as of December 31, 2005 and December 31, 2004

		Accumulated
	Other intangible	amortization and	Other intangible
December 31, 2005	assets, gross	impairment losses	assets

	(In millions of euros)
Software	2,089	(1,431)	€658
Telecom licenses	1,091	(168)	923
Trade names and customer relationships (a)	1,280	(642)	638
Other	925	(493)	432

	€5,385	€(2,734)	€2,651

		Accumulated
	Other intangible	amortization and	Other intangible
December 31, 2004	assets, gross	impairment losses	assets

	(In millions of euros)
Software	2,208	(1,457)	€751
Telecom licenses	970	(89)	881
Trade names and customer relationships	1,116	(436)	680
Other	1,039	(526)	513

	€5,333	€(2,508)	€2,825

(a)	Includes SFR and Maroc Telecom customer relationships (gross value of €650 million and €134 million respectively as of December 31, 2005), and SFR trade name for €264 million, which, as an indefinite-lived intangible asset, is not amortized.
     Except for SFR trade name, no indefinite-lived intangible asset is recorded in Vivendi statement of financial position as of December 31, 2005 and December 31, 2004.

34.12.4	US GAAP financial information related to NBC Universal
      As required by article 4-08(g) of Regulation S-X, the following table provides summarized standalone US GAAP financial information related to NBC Universal accounted for using the equity method since May 12, 2004:

	Year Ended	Year Ended
	December 31, 2005	December 31, 2004

	(In millions of euros)
Revenues	€11,310	€8,139
Cost of revenues	(6,980)	(5,477)
Earnings attributable to equity holders of the parent	1,831	958
Current assets	4,155	4,433
Non-current assets	22,652	21,492

Total asset	€26,807	€25,925

Current liabilities	4,455	3,587
Non-current liabilities	3,376	4,870
Minority interest	28	1,588	(a)
Shareholders’ equity	18,948	15,880

Total liabilities and shareholders’ equity	€26,807	€25,925

(a)	Includes VUE Class B preferred interests.

34.13.	New accounting standards to be applied by the Company from January 1, 2006

34.13.1	SFAS No. 123R “Share-Based Payment”
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which is a revision of Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Statement No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends Statement No. 95, “Statement of Cash Flows”. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. The statement was initially to be effective in the first interim or annual reporting period beginning after June 15, 2005.
      On April 21, 2005, the SEC adopted an amendment to Rule 4-01(a) of Regulation S-X regarding the compliance dates for SFAS No. 123R. The SEC new rule allows companies to implement this statement at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. As a result, Vivendi will implement Statement No. 123R on January 1, 2006.
      SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. Vivendi has, as of January 1, 2006, decided to apply the modified prospective method.

34.13.2	SFAS No. 154 “Accounting Changes and Error Corrections”
      In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces APB Opinion No. 20,

“Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. Statement No. 154 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. Reporting of accounting changes was identified as an area in which financial reporting in the United States could be improved by eliminating differences between Opinion 20 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
      Statement No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. Statement No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate.
      The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. Vivendi has decided to apply Statement No. 154 as of January 1, 2006.

34.14.	Subsequent events
      The main subsequent events having occurred since February 21, 2006 are as follows:

34.14.1	Settlement of tax dispute over DuPont Shares and Sale of DuPont Shares
      In June 2006, Vivendi announced that an agreement had been reached with the Internal Revenue Service (IRS) ending its dispute concerning the amount of tax due on the redemption of its DuPont shares in April 1995. In full settlement of this dispute, Vivendi agreed to pay a total of $671 million (including tax in the amount of $284 million and interest of $387 million). This settlement will result in the elimination of the deferred tax liability recorded in the consolidated statement of financial position, which at December 31, 2005, was $1,847 billion. In June 2006, Vivendi sold all of its 16.4 million shares in DuPont for a total consideration of $671 million. These transactions had no impact on the consolidated financial statements as at December 31, 2005.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vivendi, S.A.

By:	/s/ Jean-Bernard Lévy

Name: Jean-Bernard Lévy

Title: Chairman of the management board

and Chief Executive Officer
Date: June 29, 2006